Form 20-F
period 2002-12-31
CHINADOTCOM CORP
filed 2003-06-16
CIK 1076770

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

Commission file number: 000-30134

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

telephone: (852) 2893-8200

facsimile: (852) 2893-5245

e-mail: investor-relations@hk.china.com

(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A Common Shares

Indicate the number of outstanding shares of each of the Issuer’s class of capital or common stock as of the close of the period covered by this Annual Report:

Class of shares	Number outstanding as of December 31, 2002
Class A Common Shares	101,296,363
Preferred Shares	Nil

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

i

GENERAL INTRODUCTION

In this Annual Report, except as otherwise specified, all references to “we,” “us,” “our,” “the Company” or “chinadotcom” refer to chinadotcom corporation and its consolidated subsidiaries and their respective operations. Unless otherwise specified, all information contained in this Annual Report, including share and per share data, reflects the two-for-one share splits approved by our shareholders as of each of December 6, 1999 and April 28, 2000, respectively, and effective as of the close of trading on the Nasdaq National Market on December 13, 1999 and May 8, 2000, respectively. All references to GAAP mean the generally accepted accounting principles of the United States. In this Annual Report, reference to “US$” is to United States dollars.

Presentation of Financial Information

chinadotcom was incorporated as China Information Infrastructure Limited under the laws of the Cayman Islands in June 1997 as a wholly-owned subsidiary of China Internet Corporation Limited, or CIC, a company incorporated under the laws of Bermuda. In June 1999, CIC distributed its total interest in chinadotcom to CIC’s shareholders in a reorganization. The transaction involved the distribution of a total of 46,975,972 of chinadotcom’s Class A Common Shares to CIC’s shareholders on a one-for-one basis with respect to each issued and outstanding share of CIC’s capital stock at the time of the distribution. Upon completion of its reorganization, CIC ceased to have any ownership interest in chinadotcom. As part of this corporate reorganization, CIC also transferred certain subsidiaries, portals and related assets, comprising the integrated portal business, which began in early 1996, to chinadotcom. The transfer was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. In April 2000, our shareholders voted to change our name to chinadotcom corporation.

The summary consolidated financial data for fiscal years 1998 and 1999 in this Annual Report have been prepared as if the corporate reorganization of chinadotcom referred to above had occurred retroactively. Accordingly, the results of operations and related net assets and liabilities of the operations transferred by CIC to chinadotcom as a part of CIC’s reorganization have been included in the summary consolidated financial data for fiscal years 1998 and 1999. chinadotcom believes that the methods used in the allocation of expenses are reasonable and the statements of operations include all revenues and costs directly and indirectly attributable to the Company. The amounts related to chinadotcom have been determined by segregating amounts related to the operation of chinadotcom from those related to the operations retained by CIC. The determination of these amounts was made by reference to individual records for costs specifically relating to chinadotcom or by allocation based on number of personnel, time spent by personnel or similar references. Management believes the allocated costs are representative of the costs that would have been incurred if chinadotcom had operated on a stand-alone basis.

As of each of December 13, 1999 and May 8, 2000, chinadotcom effected a two-for-one share split. Upon the occurrence of each of these share splits, each issued and outstanding Class A Common Share of chinadotcom was split into two Class A Common Shares of half the previous par value per share. The current par value of our Class A Common Share is US$0.00025 per share. Unless indicated otherwise, the consolidated financial statements and related notes in this Annual Report have been prepared, and the consolidated financial and share information in this Annual Report, including share and per share data, have been presented, as if the two share splits had occurred retroactively.

The consolidated financial statements have been prepared in accordance with GAAP.

Forward-Looking Statements

Included in this Annual Report are forward-looking statements, which can be identified by the use of forward-looking terminology including “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “continue,”

“believe” or other similar words. We have made forward-looking statements concerning the following, among others:

•	our goals and strategies;

•	our acquisition and expansion strategy;

•	the importance and expected growth of software, Internet and mobile phone applications;

•	the pace of change in the software, Internet and mobile phone applications marketplaces;

•	the demand for software, Internet and mobile phone applications and services; and

•	advertising revenues.

These statements are forward-looking and reflect management’s current expectations only. They are subject to a number of risks and uncertainties, including but not limited to, the following:

•	our ability to realize strategic objectives by taking advantage of market opportunities in our geographic markets;

•	our ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners;

•	our ability to integrate operations or new acquisitions in accordance with business strategy;

•	the effects of restructurings and our ability to successfully support our operations;

•	the potential negative reaction by customers or shareholders to reduced size or market capitalization;

•	our ability to recruit and retain qualified, experienced employees;

•	our ability to successfully partner with other companies;

•	our ability to acquire additional companies and technologies and manage an increasingly broad range of businesses;

•	negotiation and resolution of disputes and claims with our former and current shareholders;

•	evaluating the reduced importance of material shareholders and strategic investors;

•	risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software;

•	increased global competition;

•	our ability to manage regulatory and litigation risks;

•	our ability to rationalize operations in a cost effective manner, particularly as related to certain subsidiaries and employees;

•	technological changes and developments;

•	general risks of the Internet, marketing and software sectors; and

•	the uncertain economic and political climate in Asia, the United States and throughout the rest of the world, and the potential that such climate may deteriorate further, including the recent adverse effects on general economic conditions in Asia as a result of the outbreak of severe acute respiratory syndrome, or SARS.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D. of this Annual Report, Key Information—Risk Factors.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated financial data of chinadotcom and our subsidiaries should be read in conjunction with the consolidated balance sheets as of December 31, 2001 and 2002 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002 and the notes thereto, or together referred to as the Consolidated Financial Statements, included as Item 18 of this Annual Report, Financial Statements, and the information included in Item 5 of this Annual Report, Operating and Financial Review and Prospects. The Consolidated Financial Statements have been prepared and presented in accordance with GAAP. The following selected consolidated financial data of chinadotcom and our subsidiaries as of and for the years ended December 31, 1998 and 1999, are derived from our audited financial data, which is not included in this Annual Report.

Unless otherwise indicated, share and per share data is expressed as if our two-for-one share splits that were effected as of each of December 13, 1999 and May 8, 2000 had occurred retroactively (see Item 4 of this Annual Report, Information on the Company, and Note 1 to our Consolidated Financial Statements included as Item 18 of this Annual Report, Financial Statements). The selected consolidated financial data for fiscal years 1998 and 1999 present financial results of chinadotcom and our subsidiaries as if our 1999 reorganization had been completed retroactively. The financial data reflect the financial condition and results of operation of chinadotcom and our subsidiaries for such periods and do not necessarily reflect our financial condition as if we had been a stand-alone entity for all periods.

Summary Consolidated Financial Data

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in thousands of U.S. dollars except share and per share data)
Income Statement Data: (1)
Revenues:
e-business Solutions(2)	2,689	11,045	61,327	32,591	23,003
Advertising	658	7,593	43,769	21,404	28,250
Sale of IT products (2)	—	289	3,276	4,580	4,631
Other income(2)	105	1,306	1,296	5,899	3,418

	3,452	20,233	109,668	64,474	59,302
Cost of revenues:
e-business Solutions(3)	(2,518)	(5,769)	(38,600)	(21,922)	(14,022)
Advertising	(220)	(5,232)	(29,109)	(13,508)	(20,045)
Sale of IT products(3)	—	(207)	(56)	(3,466)	(3,306)
Other income(3)	—	(606)	(1,275)	(2,010)	(1,484)

Gross margin	714	8,419	40,628	23,568	20,445
Selling, general and administrative expenses	(6,628)	(25,939)	(101,275)	(87,865)	(37,963)
Depreciation and amortization expenses	(2,200)	(6,792)	(37,775)	(27,388)	(11,860)
Impairment of goodwill and intangible assets	—	—	(43,373)	(40,698)	—
Stock compensation expense	(767)	(4,446)	(5,083)	(1,227)	(309)

Operating loss	(8,881)	(28,758)	(146,878)	(133,610)	(29,687)
Interest income	58	3,826	29,934	26,809	23,927
Interest expense	—	—	(949)	(1,474)	(2,629)
Gain/(loss) arising from share issuance of a subsidiary	—	—	140,031	(55)	—
Gain/(loss) on disposal of available-for-sale securities	—	6,282	1,682	4,411	(158)
Gain/(loss) on disposal of subsidiaries and cost investments	—	—	13,981	(1,933)	(117)
Other non-operating gains	—	—	—	—	1,173
Other non-operating losses	—	—	(1,992)	(1,321)	(288)
Impairment of cost investments and available-for-sale securities	—	—	(84,696)	(12,260)	(5,351)
Share of (losses)/income in equity investees(4)	—	(65)	(9,423)	(2,592)	682

Loss before income taxes	(8,823)	(18,715)	(58,310)	(122,025)	(12,448)
Income taxes	—	—	(682)	(148)	(160)

Loss before minority interests	(8,823)	(18,715)	(58,992)	(122,173)	(12,608)
Minority interests in losses/(income) of consolidated subsidiaries	282	(2)	553	4,010	1,036

Loss from continuing operations	(8,541)	(18,717)	(58,439)	(118,163)	(11,572)
Discontinued operations
Loss from operations of discontinued subsidiaries, net of related tax benefit of US$42 and tax expense of US$213 for 2000 and 2001, respectively	—	—	(1,363)	(6,222)	(7,204)
Gain on disposal of discontinued subsidiaries	—	—	—	—	545

Net loss	(8,541)	(18,717)	(59,802)	(124,385)	(18,231)

Basic and diluted loss per share(5)	(0.18)	(0.26)	(0.61)	(1.21)	(0.18)
Weighted average number of shares	46,996,420	71,879,704	98,091,541	102,589,760	102,269,735

	As of December 31,
	1998	1999	2000	2001	2002
	(in thousands of U.S. dollars)
Balance Sheet Data:
Cash and cash equivalents	2,323	12,913	47,483	20,820	33,153
Restricted cash	3,000	—	4,134	1,274	109
Available-for-sale debt securities(6)	—	111,612	242,324	346,980	320,056
Restricted debt securities	—	—	148,622	134,960	151,123
Available-for-sale equity securities	5,700	5,419	10,368	2,064	2,050
Bank loans(7)	—	—	3,934	118,455	127,384
Working capital	4,027	124,209	450,391	359,412	340,476
Total assets	14,645	183,123	622,920	596,494	580,957
Total shareholders’ equity	12,302	163,822	512,024	389,861	377,700

(1)	During the year ended December 31, 2002, we discontinued the operations of certain subsidiaries in the e-business Solutions and the Advertising segments. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as “loss from operations of discontinued subsidiaries” on the consolidated statements of operations. As a result of SFAS 144, the results of the continuing operations of 1998, 1999, 2000 and 2001 were restated.

(2)	For comparative purposes, due to increasing materiality, figures prior to 2001 have been revised to reflect a new line of services called “Sale of IT products,” adopted during 2001, to account for the sale of information technology products by our various business units.

(3)	For comparative purposes, figures prior to 2000 have been revised to reflect new classifications of costs of revenues adopted during 2000.

(4)	The term “equity investees” refers to our 20% or more owned minority investments other than subsidiaries.

(5)	The computation of diluted loss per share did not assume the conversion of any issued stock options or warrants during the year because their inclusion would have been antidilutive.

(6)	Available-for-sale debt securities includes short-term and long-term debt securities available-for-sale.

(7)	Bank loans include short-term and long-term bank loans.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Relating to chinadotcom

Risks relating to our overall business

We have a limited operating history and our business model and strategy are evolving

We have a limited operating history and were organized in June 1997 as a wholly-owned subsidiary of China Internet Corporation Limited, or CIC. We have historically operated as a pan-Asian integrated Internet company with our business model centered around our e-business Solutions and advertising businesses, including e-marketing services, portal services and other media. Our business model is evolving from a pan-Asian Internet company to a provider of enterprise software and related support services, outsourced software development and support services, advertising, short messaging services for mobile devices and portal services. Our goal is to be a leading integrated enterprise solutions company offering technology, marketing and media services for companies and end users throughout Greater China and the Asia-Pacific region, the United States and the United Kingdom.

Each of our targeted markets is rapidly evolving, and we cannot provide any assurance that we can successfully adapt our business model and strategy to meet the needs of customers in these markets, or cross-sell our core competencies. If we fail to modify our business model or strategy to adapt to these markets, our business could suffer. Changes in our business model and strategy may intensify the risks described in this Annual Report or subject us to new risks.

We have until recently a history of losses and cannot provide any assurances that we can achieve or sustain profitability

Since our corporate organization in June 1997, we have incurred net losses in each of our fiscal years as follows:

	1998	1999	2000	2001	2002
	(in thousands of U.S. dollars)
Net loss	(8,541)	(18,717)	(59,802)	(124,385)	(18,231)

While we have recorded net profits in each of the fourth quarter of 2002 and first quarter of 2003, we have continued to post losses from operations during these periods. Our operating losses may increase in the future and we may never achieve operating profitability or sustain net profitability. We may continue to incur operating losses and post net losses in the future due to:

•	additional acquisition activities related to the growth and development of our enterprise software, outsourced software development, short messaging services for mobile devices and portal businesses and services;

•	a high level of planned operating expenditures;

•	increased sales and marketing costs;

•	increased investment activities;

•	further decreases in the value of our prior investments, including prior Internet-related acquisitions and our publicly traded, unlisted and other marketable securities;

•	greater levels of product development;

•	even greater competition; and

•	our general business and growth objectives.

In addition, while we have experienced sequential increases in revenues between the fourth quarter of 2002 and first quarter of 2003, we cannot be certain that revenue growth will continue in the future. We may see a reversal of the recent growth in quarterly revenues due to:

•	the continued slowdown in the Asian, U.S. and other economic markets;

•	the ongoing low level of expenditures in the software, Internet and media markets;

•	the potential or actual loss of key clients and key personnel, including those from our software development and outsourcing, e-business Solutions, mobile service and e-marketing services businesses;

•	our inability to identify or acquire suitable target companies to implement our business model and strategy and grow our business;

•	our decision to exit the low-margin online network advertising business in South Korea which will cause revenues from our advertising and e-marketing businesses to decline;

•	our disposal of certain subsidiaries and investments;

•	our decision to discontinue certain products and services; and

•	the recent adverse effect on general economic conditions in Asia as a result of concerns about the severe acute respiratory syndrome or SARS virus.

These factors could also adversely affect our ability to sustain profitability. We cannot assure you that we will generate sufficient revenue to sustain profitability. We cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenue does not meet our expectations, or if operating expenses exceed what we anticipate or cannot be reduced accordingly, our business, results of operations and financial condition will be materially and adversely affected.

We have significant fixed operating expenses, which may be difficult to adjust in response to unanticipated fluctuations in revenues

A high percentage of our operating expenses, particularly personnel, rent, depreciation and amortization, are fixed in advance of any particular quarter. As a result, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, our engagements may cause significant variations in operating results in any particular quarter and could have a material adverse effect on operations for that quarter.

An unanticipated termination or decrease in size or scope of a major engagement, a client’s decision not to proceed with a project we anticipated or the completion during a quarter of several major client engagements could require us to maintain underutilized employees and could have a material adverse effect on our business, results of operations and financial condition.

Our strategy of expansion through acquisitions has been and will continue to be costly and may not be effective, and we may realize losses on our investments

As a key component of our business and growth strategy, we have acquired, and intend to continue to acquire, companies and assets that we feel will enhance our business model, revenue base, operations and profitability, particularly relating to our strategy in enterprise software, outsourced software development and mobile services. Our acquisitions have resulted in, and will continue to result in, the use of significant amounts of cash, dilutive issuances of our Class A Common Shares and amortization expenses related to certain intangible assets, each of which could materially and adversely affect our business. As of January 1, 2002, we began to apply SFAS 142 and no longer amortize expenses related to goodwill and other intangible assets with an indefinite life for distinct acquisitions. For an overview of SFAS 142, see Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Impact of Certain Recently Issued Accounting Standards.

We have been expanding and broadening our operations rapidly, both in size and scope. Our ability to implement controls, procedures and policies appropriate for a public company in a rapidly evolving market requires an effective planning and management process. We will need to continue to improve our financial, managerial and operational controls and reporting systems, and to expand, train and manage our work force. These acquisitions involve significant strains and risks, including:

•	the difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;

•	the need to implement controls, procedures and policies appropriate for a public company such as ours at the acquired business that prior to acquisition had lacked such controls, procedures and policies, particularly if such acquired business is intended to continue to exist as a separate business unit or is a subsidiary of ours that is not wholly-owned;

•	the diversion of management attention from other business concerns both during the period of negotiation through closing and further diversion of such time after closing, as well as a shift of focus from operating the businesses to issues of integration and future products;

•	the reduced availability of favorable financing for future acquisitions;

•	our inability to manage adequately the currency, interest rate and equity price fluctuations relating to our acquisitions and investments;

•	declining employee morale and retention issues for employees in the acquired businesses;

•	the risk of being sued by terminated employees and contractors; and

•	our lack of familiarity with local market and other conditions and business practices.

We will need to integrate, manage and protect our interests in our acquired businesses successfully, and our failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Our expansion throughout Asia and into other markets, could harm our business because we will be exposed to:

•	adverse changes in regulatory requirements;

•	potentially adverse tax and regulatory consequences;

•	general export restrictions and export controls relating to encryption technology;

•	differences in accounting practices;

•	different cultures which may be relatively less accepting of our business;

•	difficulties in staffing and managing operations;

•	greater legal uncertainty;

•	tariffs and other trade barriers;

•	changes in the general economic and investment climate affecting valuations and perception of the our business sectors;

•	political instability and fluctuations in currency exchange rates; and

•	different seasonal trends in business activities,

any one of which could have a material adverse effect on the success of our business and future growth.

In addition, as economic, market and other conditions continue to fluctuate, we have recorded impairment losses for the decrease in value of our investments and have incurred unrealized losses in the fair value of our marketable securities. For the financial years ended December 31, 2001 and 2002, we recognized an impairment loss in an aggregate amount of US$8.1 million and US$0.3 million, respectively, for the decrease in fair value of our less than 20% owned unlisted equity investments, and incurred an unrealized aggregate loss of US$4.2 million and US$5.1 million, respectively, for the decrease in fair value of our marketable securities. On January 1, 2002, we began to apply SFAS 142, which requires that intangible assets with indefinite useful lives must be reviewed annually for impairment, or more frequently if indications of impairment arise. The standard established specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. While we performed the transitional impairment test for goodwill on June 30, 2002 and the annual impairment test on December 31, 2002, and no impairment charge was recorded during 2002, we cannot give you assurances that we will not have to record impairment of our goodwill and intangible assets in the future, depending upon the future performance of and outlook for these assets.

Our results of operations, financial condition, prospects and share price could be adversely and materially affected, particularly if we are unable to adequately hedge our exposure to reduced valuations. For a further discussion of our interest rate risk and equity price risk, see Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk and —Equity Price Risk.

We rely on local management for many of our localized businesses

In connection with our strategy to develop our enterprise software business, outsourced software development and service business, and mobile and portal businesses, we may acquire interests in companies in local markets where we have limited experience with these assets and businesses, including enterprise software companies in the United States and Canada, outsourced software developers in the People’s Republic of China, or PRC, and India, and developers of add-on services for mobile devices in Hong Kong and the PRC. As a result, it may be necessary for us to rely on our local management with limited oversight. If we cannot effectively manage our local officers and management, or prevent them from acting or failing to act at our direction, these problems could have a material adverse effect on our business, financial condition, results of operations and share price.

Some of our directors and officers act in similar capacities for CIC or Xinhua

Two of our eight directors also serve as directors for CIC. Our Vice Chairman and Chief Executive Officer also serves as an officer for CIC and beneficially owns a significant percentage of the equity of both chinadotcom and CIC. Affiliated companies of Xinhua News Agency, or Xinhua, a significant shareholder, also own a significant percentage of CIC. Among our directors, one is an executive officer of Xinhua. Because these individuals are or will be required to devote attention to CIC or Xinhua, they may be unable to devote a sufficient amount of attention to chinadotcom. In addition, there may be further situations where conflicts of interest will arise as CIC and Xinhua and their respective affiliates, and chinadotcom may compete in similar industries and markets in Greater China and elsewhere in Asia, especially as our business model and strategy evolve. In June 1999, we entered into an agreement with CIC which limits the ability of those of our directors or officers who are also CIC directors or officers to take advantage of corporate opportunities presented to them as directors or officers of chinadotcom. There is no assurance that this agreement can be enforced effectively if it is violated against our interest.

Some of our shareholders, suppliers, customers and debtors may compete with us or may experience adverse business conditions that could affect us negatively

AOL Time Warner Inc., or AOL, one of our largest shareholders, is also an active investor in the Internet and media markets, as well as companies which develop services delivered via mobile devices. It is possible that conflicts of interest have arisen or will arise as chinadotcom and AOL further compete in similar markets in Greater China and other geographic regions.

In addition, there can be no assurance that despite non-compete and confidentiality arrangements and other fiduciary obligations that may apply, our shareholders or directors have not used or will not use information obtained as a result of association with us to compete against us, directly or indirectly. If such information is used to compete against us, our business, financial or other condition, results of operation and share price could be materially and adversely affected.

Our shares are held by institutional investors, strategic shareholders, suppliers, customers, investees, guarantors and debtors, one or more of whom may from time to time experience further downturns or slowdowns in market, economic, business, operational, sales, financial or other condition that could have a material adverse effect on their business, financial or other condition and share price, as the case may be. If these conditions, competition or other factors cause, or result in the deterioration of our relationships with any of these shareholders, and they sell our shares, or if one or more of our major shareholders change or is expected to change their shareholding in us materially, our financial, business, share price, financial and other condition and prospects could be materially affected in an adverse manner.

We are subject to risks related to our purchase of URLs from CIC

In February 2002 we completed the payment related to the purchase of three Uniform Resource Locators, or URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights for US$16.8 million from CIC pursuant to an agreement reached with CIC in October 2001.

While we believe that the URLs are of material importance to our business strategy and operations, our acquisition of the URLs involves significant risks, including:

•	While we relied upon valuations as determined by internationally recognized third party valuation concerns, as well as commercial negotiations with CIC, we cannot guarantee, however, that the purchase price we paid for the URLs is fair, reasonable or market value or that such fair, reasonable and market value price is readily or objectively determinable.

•	Under existing intellectual property laws in various countries (such as the United States and Hong Kong), a mark that has location significance or geographical significance such as the URLs cannot be registered as a trademark. As a result, the purchase of the URLs may not be an effective means to resolve our trademark ownership concerns and we may continue to be vulnerable to intellectual property ownership and use risks, such as challenges by third parties of infringement.

•	We believe that the URLs will serve an important business purpose for us for a period of 20 years, and as such we have chosen to amortize them on a straight-line basis over a period of 20 years. However, given the unique nature of the URLs and our short operating history, we cannot be assured that this time period will accurately correlate with the actual useful life of the URLs.

•	Although as part of the purchase of the URLs, we have made a “bulk sales” notice in Hong Kong to put CIC’s creditors on notice of the transaction, as with any potential liquidation, in the event CIC is liquidated, if the proceeds from the purchase of the URLs are thought to be below fair market value by CIC’s creditors or distributed preferentially to certain of its creditors in a manner that “unfairly prejudices” the other creditors of CIC, its liquidator may set aside the URLs purchase transaction.

•	We cannot provide any assurances that under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we will not have to record impairment of the value of the URLs, depending upon the future performance of and useful life for these assets.

Risks relating to treasury management

Attempts to enhance our treasury yield have caused us to increase leverage and may expose us to various market risks

In order to increase the yield from our invested cash pending its use in the conduct of our business, we have increased our leverage and invested in debt securities that expose us to market risks such as credit default and investment risk, leverage risk, interest rate risk and negative interest rate differential. For a summary of the exposure of our debt securities to market risks associated with our treasury management activities, see Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk.

We are subject to risks related to investing in instruments that are based on the prices of other securities or other benchmarks. Our investments in treasury products would be subject to the risk of changes in the values of underlying securities or benchmark interest rates such as the London InterBank Offered Rate, or Libor, and a decrease in those values could cause us to lose our interest payments or cause us to lose our invested principal.

Further, because we have purchased approximately US$125 million of debt securities with drawdowns under our credit facilities, including our Global Master Repurchase Agreement, or Repurchase Agreement, with Fortis Bank and Total Return Swap Transaction Agreement, or Swap Agreement, with DBS Bank, we are subject to risk associated with investment leverage because our portfolio will increase or decrease in value at a rate that is a multiple of the changes in the net value of our invested debt securities after accounting for the repayment of any draw down amount under these facilities. As a result, the market value of our portfolio will generally be more volatile than the market values of a non-leveraged portfolio. For a further description of our repurchase facilities, see Item 5.B of this Annual Report, Operating and Financial Review and Prospects—Liquidity and Capital Resources.

As at December 31, 2002, our entire treasury portfolio of US$471.2 million, including range accrual notes and debt securities available-for-sale, are effectively reflected in our consolidated financial statements at current market prices. At the end of each quarter, if the end of quarter price is below the original investment cost, the difference is charged to “accumulated other comprehensive income” under the shareholders’ equity section of our consolidated balance sheet. If the fair market value of any of our debt investments remains below its investment cost and is considered “other than temporary,” this decline would then be reflected as an expense under “impairment of cost investments and available-for-sale securities” in our consolidated income statement. Any such adjustment could have a material adverse effect on our business, financial condition, results of operations and share price.

In addition, sharp price movements or volatility shocks may reduce the liquidity of our treasury portfolio and in some circumstances our debt instruments may have no tradeable market. This could prevent us from altering or closing our security positions without incurring substantial losses. Certain of our investments would be subject to the additional risks of trading in foreign debt securities, which may not be regulated as rigorously as similar investments in the United States. Any losses from our investments in treasury instrument could have a material adverse effect on our business, financial condition, results of operations and share price.

We rely upon our internal control systems to manage our treasury operations

If we do not maintain adequate treasury management control systems, it could have a material adverse effect on our business, results of operations and financial condition. While we continually assess and improve our treasury management systems and policies, there is no assurance that our system of controls and policies will effectively prevent the incurrence of greater risk than is otherwise appropriate for us. Downgrades in our portfolio of investment grade debt securities may have a material adverse effect on our business, results of operations and financial condition. We may decide to outsource all or a portion of the investment management of our portfolio of debt securities to third party professional bond portfolio managers. For a summary of our treasury management program, its effects on our liquidity and capital resources and the material market risks, see Item 4.B. of this Annual Report, Business Overview—Treasury management, Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Liquidity and Capital Resources and Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk, respectively.

Risks relating to our e-business Solutions business

The overall market for our e-business Solutions business remained relatively weak during 2002, and demand may remain weak for some time because of the current economic climate

The market for e-business Solutions has changed rapidly over the last four years. Since the second half of 2000, many companies have experienced financial difficulties or uncertainty, and canceled or delayed spending on technology initiatives as a result. These companies typically are not demonstrating the same urgency regarding technology initiatives that existed during the economic expansion that stalled in 2000. If large companies continue to cancel or delay their business and technology consulting initiatives because of the current economic climate, or for other reasons, our business, results of operations and financial condition and results of operations may be materially and adversely affected.

A substantial amount of our consulting revenues are billed on a fixed price basis which may be subject to cost overruns if we do not accurately estimate the costs of these engagements or if clients change the scope of a project

A substantial percentage of our consulting engagements are individual, non-recurrent, short-term projects billed on a fixed price basis as distinguished from a method of billing on a time and materials basis. Our failure to obtain new consulting business in any given quarter or estimate accurately the resources and time required for a consulting engagement, to manage client expectations effectively regarding the scope of the services to be delivered for the estimated fees or to complete fixed price engagements within budget, on time and to clients’ satisfaction (particularly if a client changes the scope of the project) could expose us to risks associated with cost overruns and penalties, any of which could have a material adverse effect on our business, results of operations and financial condition. We have been required to commit unanticipated additional resources to complete consulting engagement in the past, which has resulted in losses on those contracts. In addition, we may fix the price for some consulting engagements at an early stage of the process, which could result in a fixed price that turns out to be too low.

Our clients could unexpectedly terminate their contracts for our services

Some of our e-business Solutions contracts can be cancelled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues and additional expenses for staff which were allocated to that client’s engagement. We could be required to maintain underutilized employees who were assigned to the terminated contract. The unexpected cancellation or significant reduction in the scope of any of our large projects could have a material adverse effect on our business, results of operations and financial condition.

The service contracts we sign with our customers may expose us to potential liabilities

Our e-business Solutions and advertising businesses have executed services agreements with customers, some of which do not have disclaimers or limitations on liability for special, consequential and incidental damages, or do not have caps or have relatively high caps on the amounts our customers can recover for damages. We do not carry professional indemnity or other insurance covering our exposure to any claims or breaches under the customer contracts. In addition, we do not currently maintain any insurance policy with respect to our exposure to any claims with respect to limitation of liability or professional indemnity. A claim related to breaches under customer contracts could subject us to litigation and give rise to substantial liability for damages, including special, consequential or incidental, that in turn could materially and adversely affect our business and financial condition.

Failure by our third party suppliers to provide us with software and hardware components will affect our ability to operate our business

We depend on third party suppliers of software and hardware components. For our various business units, we rely on components that are sourced from key suppliers, including Best Software, Inc., Cisco Systems, Inc., International Business Machines Corporation, LSI Logic Corporation, Microsoft Corporation, Network Appliance, Inc., Oracle Corporation, Pivotal Corporation, Ross Systems, Inc., Siebel Systems Inc., Sun Microsystems Corporation and Vignette Corporation. Any failure or delay on the part of our suppliers may prevent us from receiving the components, products and support we need to conduct our operations. Our inability to develop alternative sources for the software and hardware we need to operate our business may materially and adversely affect our operating efficiency and results of operations.

Risks relating to our Advertising business

Although we expect to generate revenue from advertising in the future, this revenue may not be substantial

We are seeking to re-orient our advertising strategy from online sales of banner advertisements, direct mailing and sponsorships in which we deliver advertising for a fixed fee based upon short-term advertising dependent upon high volume to higher margin database marketing related services utilizing data mining techniques to develop targeted campaigns for clients. We cannot assure you that we will be successful in generating significant advertising revenues from either strategy.

Our strategy to target higher margin database marketing related services utilizing data mining techniques, which generated only a very small portion of our advertising revenues in 2002, is subject to numerous risks, including the following:

•	our ability to successfully integrate Layabo Pty. Limited (now renamed Mezzo Business Databases Pty Limited), an Australian database marketing business and owner of the trademark IncNet, which we acquired in March 2002 to help us migrate towards higher margin database marketing related services utilizing data mining techniques;

•	our ability to integrate the databases from each of our marketing businesses to build a robust data set to enable effective application of data mining techniques;

•	our ability to successfully market services in this business segment outside of Australia where most of the businesses providing these services are currently located;

•	our ability to attract larger clients with correspondingly larger marketing budgets due to the limited size and scope of our currently operational base in Australia;

•	our ability to compete against other companies in this business segment which may have or develop better quality data sets and related products and services than ours;

•	the availability of adequate and suitable data mining technologies to satisfy the needs of our clients;

•	governmental legislation that may restrict future access to publicly available business reference data sources thereby reducing our ability to develop and maintain our data sets; and

•	our ability to successfully migrate, if necessary, our current data sets, products and services to other technology formats in the future.

Our ability to generate and maintain significant advertising revenues from online advertising will depend, among other things, on:

•	advertisers’ acceptance of the Internet as an effective and sustainable advertising medium;

•	the development of a large base of users of our portal network possessing demographic characteristics that are attractive to advertisers;

•	availability of adequate and suitable ad serving technology;

•	our ability to contract with a diverse group of advertising affiliates with traffic patterns and user demographics that are attractive to advertisers;

•	the effectiveness of our advertising delivery, tracking and reporting systems; and

•	the effect of the development of Web software that blocks Internet advertisements before they appear on a user’s screen.

We cannot assure you that:

•	our advertising affiliates will remain associated with us;

•	our advertising affiliates will maintain consistent or increasing levels of traffic over time; or

•	we will be able to replace a quality advertising affiliate with another Web publisher with comparable traffic patterns and user demographics.

During 2002, because of low margins, we significantly reduced our operations in Internet advertising and e-marketing services that involve the planning, sales, electronic delivery, tracking and post-campaign analysis of advertisements on a network of Web sites. While our operations have ceased in Australia, Hong Kong, Japan, the PRC, Singapore and Taiwan, we continue to maintain a presence in this sector in South Korea. However, we expect our South Korean online network advertising business will also contract following the expiry in April 2003 of our exclusive service agreement with Daum Communications, a leading South Korean portal company. As a result, we expect revenues from our online advertising business will be adversely affected.

Privacy concerns may limit our ability to apply data mining techniques or prevent us from selling demographically targeted online advertising in the future

To the extent we collect data derived from user activity on our advertising network and from other sources, we cannot be certain that any trade secret, copyright or other protection will be available for this data or that third parties will not assert their rights to the data. We must also keep information regarding Web publishers confidential under our contracts with Web publishers. In addition, various technologies seeking to protect privacy, including the following, have affected or may affect our advertising business:

•	any limitation on our ability to use cookies, which are bits of information keyed to a specific server, file pathway or directory location that are stored on a user’s hard drive and passed to a Web site’s server through the user’s browser software, could impair our future targeting capabilities; and

•	web-browsing software with enhanced privacy preference settings, allowing users to define settings to reject third party cookies automatically, may lower the total pool of users from whom any cookie-based third party ad serving solutions can collect and target ad delivery based on demographic data or data mining techniques.

In Hong Kong, a company will contravene the Personal Data Ordinance if it collects information on its users, analyzes the information for a profile of the user’s interests and sells or transmits the profiles to third parties for direct marketing purposes without the user’s consent. As part of our future advertisement delivery system, we will be integrating information including a user’s online response rate to advertisements, name, address, age or e-mail address with third party databases to generate a comprehensive demographic profile of the Internet user. The transfer of this information, which provides an individual’s profile, may contravene the Personal Data Ordinance unless the individual expressly consents to the use of this information. Our future inability to obtain demographic profiles from Internet users that do not consent to this use or any contravention of relevant privacy legislation in our data collection or use or storage may have a material and adverse effect on our business.

If we lose the support of Xinhua News Agency, the ability of our www.china.com portal to penetrate the PRC Internet market may be adversely affected

We conduct our operations in the PRC with the sponsorship and support of Xinhua, the PRC government controlled media organization. During 2003, the operational control of the www.china.com portal was shifted from Xinhua to our own company management. Further transactions or consolidation may occur with respect to our portals. Xinhua, however, maintains editorial control over the www.china.com portal. We have entered into agreements with Xinhua and its affiliates to receive business-related content, consultation as to compliance with PRC regulations and related services that are fundamental to our ability to penetrate the PRC Internet market. Xinhua controls access to all foreign economic information disseminated in the PRC. The loss of Xinhua’s support, or any change in the policies of the PRC government regarding Xinhua and their support for our operations, could have a material adverse effect on the ability of our www.china.com portal to penetrate the PRC Internet market. In addition, our relationship with Xinhua may restrict our ability to provide information over our portal network outside the PRC since information may be considered offensive to Chinese regulatory authorities. These limitations may be a competitive disadvantage.

Risks relating to the sale of IT products and our enterprise software business

As we pursue our strategy of developing our enterprise software business, we are exposed to a variety of risks in this market which may affect our ability to generate revenues from the sale of enterprise application software and related support services

As we pursue our strategy of developing our enterprise software business, we anticipate that we will generate additional revenues in the future from the sale of various enterprise software application packages and related services. Accordingly, any event that adversely affects fees derived from the sale of such systems would have a material adverse affect on our business, results of operations and performance. For example, the market for enterprise software application products was negatively impacted in 1999 and the first half of 2000 by Year 2000 concerns. Similarly, in 2001 and continuing through the fourth quarter of 2002, the market for enterprise software application products continued to be negatively impacted by challenging economic conditions in the United States. Other such events may include:

•	competition from other products;

•	flaws in our products;

•	incompatibility with third party hardware or software products;

•	negative publicity or valuation of our products and services; and

•	obsolescence of the hardware platforms or software environments on which our systems run.

The market for enterprise software application products and services is highly competitive. If we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operation.

The business information systems industry in general and the enterprise software industry in particular are very competitive and subject to rapid technological change. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, larger technical staffs, and a larger installed customer base than us. A number of companies offer products that are similar to our products and that target the same markets. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than us. Furthermore, because there are relatively low barriers to entry in the software industry, we expect additional competition from other established and emerging companies. Such competitors may develop products and services that compete with ours or may acquire companies, businesses and product lines that compete with us. It also is possible that competitors may create alliances and rapidly acquire significant market share. Accordingly, we cannot assure you that our current or potential competitors will not develop or acquire products or services comparable or superior to those that we develop, combine or merge to form significant competitors, or adapt more quickly than us to new technologies, evolving industry trends and changing customer requirements. Competition could cause price reductions, reduced margins or loss of market share as we compete, any of which could materially and adversely affect our strategy in this market, and affect our business, operating results and financial condition.

Risks relating to our mobile and portal businesses

The anticipated growth of our short message services for mobile devices should generate subscription revenues which could make us increasingly dependent upon third party mobile network operators for billing and collection services

With the acquisition of Newpalm (China) Information Technology Co., Ltd., or Newpalm, a leading short message service mobile software platform developer and application service provider in China, we are seeking to grow our mobile applications business. We acquired Newpalm in April 2003 when we acquired its parent corporation, Palmweb Inc. Future growth in our mobile applications business may occur through acquisitions, partnerships and alliances, as well as through organic growth, although we cannot provide any assurances that any of these strategies will be successful.

Growth in the short message service, or SMS, market could generate subscription revenues derived principally from providing value added SMS to mobile phone users. We rely on contractual arrangements with third party moblile network operations such as China Mobile Communication Corporation, or CMCC, and China Unicom Co., Ltd, or Unicom, for billing and collection of subscription fees from mobile phone users. We rely on CMCC and Unicom in the following ways:

•	we provide SMS through their networks and gateways;

•	we utilize and rely on their billing systems to charge our subscribers through the subscriber’s mobile phone bill;

•	we rely on their collection proxy services to collect payments from subscribers; and

•	we rely on their infrastructure to further develop our subscription services.

We face significant risks in the area of subscription services, such as the following, which could adversely affect our subscription services and revenues:

•	subscription services are provided through our mobile system servers and recorded in our internal systems. However, in order to recognize revenue and get paid for services provided, we rely on billing confirmations from the mobile network operators as to the actual amount of services they have billed to their mobile customers. We do not collect subscription fees from an operator in certain circumstances due to technical issues with the operator’s billing system. We refer to these failures as an operator’s “billing failure rate,” which can vary from operator to operator. An operator’s failure rate can vary from month to month, and can range from 15% to 80% and may change at any time without notice. If an operator encounters technical problems, increases in the billing failure rate for that operator could occur. Billing failure rates may result in a significant reduction in our subscription revenues;

•	while service fees for using an operator’s infrastructure are set based on negotiations with the operator, our negotiating power is limited and if an operator increases its service fees, our gross margins and profitability could be reduced;

•	we rely on the operators to pay us the subscription fees which they have billed to their mobile customers. If an operator refuses to pay us or limits the amount of subscription fees which can be billed in a month, our revenues could be adversely affected;

•	a mobile network operator, including CMCC or Unicom on whom we depend, could launch competing services at any time;

•	the refusal of an operator to allow us to supply certain products or its refusal to allow us to charge our desired prices for our products could disrupt our subscription services;

•	if CMCC, Unicom or another mobile network operator is unwilling to cooperate with us, we may not be able to find substitute partners;

•	growth and sustainability of our subscription revenues is dependent upon user acceptance of our existing and new products. Because these products are new and untested, we do not have a clear understanding of consumer behavior, making it difficult to predict future growth;

•	there are limited barriers to entry to certain sectors of this market and we face intense competition from a number of companies who may launch competing products at any time; and

•	changes in government policy could restrict or curtail our services at any time.

If we fail to establish and maintain relationships with content providers and mobile network operators, we may not attract or retain users

We rely on a number of third party relationships to attract traffic and provide content to make our portals more attractive to advertisers and consumers. Most of these arrangements are not exclusive and are short-term or may be terminated at the convenience of the other party. We cannot assure you that our existing relationships will result in sustained business partnerships, successful service offerings, significant traffic or significant revenues. In addition, much of the third party content provided to our portal is also available from other sources or may be provided to other companies. If our competitors present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

We may be held liable for information retrieved from our portal network

Because our services can be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material, such as violation of censorship laws in the PRC. We do not carry liability insurance to cover potential claims of this type, except for directors’ and officers’ liability insurance, so any imposition of liability could have a material adverse effect on our business, results of operations and financial condition. See “—Political, Economic and Regulatory Risks — PRC regulation of content distributed on the Internet may adversely affect our business” below.

We and Newpalm have attempted to comply with restrictions on foreign investment in the PRC Internet and mobile content sectors imposed by the PRC government. If the PRC government finds that these arrangements do not comply with the relevant foreign investment restrictions or changes its restrictions, our business in the PRC will be adversely affected.

The PRC government regulates access to the Internet by imposing strict licensing requirements and requiring Internet service providers, or ISPs, in the PRC to use the international inbound and outbound Internet backbones. The PRC government may require that we obtain a license for Internet access in the future based on new legislation or otherwise. We cannot provide assurance that we will be able to obtain any necessary license required in the future or that future changes in PRC government policies will not impose additional regulatory requirements on us or our service providers, intensify competition in the PRC information industry or otherwise have a material adverse effect on our business, financial condition and results of operations.

The PRC has recently begun to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. In addition, new PRC Internet laws and regulations were recently adopted. Accordingly, it is possible that the PRC government will ultimately take a view contrary to ours because there are no well established precedents or clear judicial interpretations to support and approve the interpretations and views of the laws, rules and regulations we have taken.

Issues, risks and uncertainties relating to PRC government regulation of the PRC Internet sector include the following:

•	the PRC recently enacted regulations applying to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. If these regulations are interpreted to be inconsistent with our current structure, our business will be severely impaired;

•	under the agreement reached in November 1999 between the PRC and the United States concerning the United States’ support of China’s entry into the World Trade Organization, or WTO, foreign investment in PRC Internet services will be liberalized to allow for 30% foreign ownership in key telecommunication services, including PRC Internet ventures, for the first year after China’s entry into the WTO, 49% in the second year and 50% thereafter. China officially entered the WTO on December 11, 2001. However, the implementation of China’s WTO accession agreements is still subject to various conditions; and

•	the Ministry of Information Industry, or MII, has also stated that the activities of Internet content providers, or ICPs, are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the ICP. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, online securities trading and the provision of industry-specific (e.g., drug-related) information over the Internet. Other aspects of our online operations may be subject to regulation in the future.

The interpretation and application of existing PRC laws and regulations, the stated positions of the MII and the prospect of new laws or regulations have created substantial uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, PRC Internet companies, including us and Newpalm.

Accordingly, it is possible that the relevant PRC authorities could, at any time, assert that any portion or all of our or Newpalm’s existing or future businesses and ownership structure that involve trust deed arrangements violate existing or future PRC laws, regulations or policies. If we or Newpalm are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines on us or Newpalm;

•	confiscation our or Newpalm’s income;

•	revoking our business license or the business license of Newpalm;

•	closing the business operations of ourselves or Newpalm in the PRC;

•	requiring us to restructure our or Newpalm’s ownership structure, operations or business relationships in the PRC; and

•	requiring us or Newpalm to discontinue any portion or all of our Internet or telecommunications business in the PRC.

Any of these actions would have a material adverse effect on our business, financial condition and results of operations.

We and Newpalm have entered into trust deed arrangements and depend upon these contractual arrangements for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses, and may be difficult to enforce

Because the PRC government has imposed restrictions and prohibitions on owning Internet content or telecommunications operations in the PRC, we and Newpalm have entered into trust deed arrangements pursuant to which ICP licenses may be owned legally but held on our behalf through various onshore and offshore arrangements by PRC citizens who may be our directors, officers, employees or other agents. Trust deed arrangements have been entered into to provide services through contractual agreements between the parties. These arrangements may not be as effective in providing control over our Internet content or telecommunications operations as direct ownership of these businesses, although we may take additional measures to increase our ability to exert control, such as entering into comprehensive licensing agreements. If the trustees under our trust deed arrangements which are PRC individuals fail to perform their obligations under these arrangements, we may have to rely on legal remedies under PRC law, Hong Kong law and decisions or arbitral bodies, which we cannot assure you would be effective or sufficient. Also, there can be no assurance that any of these structures adopted or apparently approved, or any structure that we may eventually reorganize into, will or can be approved by the relevant PRC authorities. Furthermore, these arrangements may be viewed as entrenching certain person’s or persons’ in management or other positions with us or transferring certain value to such person or persons, especially if any conflict of interest arose in connection with the arrangements.

Risks relating to our network, intellectual property and personnel

Our computer network is vulnerable to hacking, viruses, spamming and other disruptions

Inappropriate use of our Internet services or errors or omissions in processing instructions or data available in our computer system or databases could jeopardize the security of confidential information stored in our computer system, which may cause us to lose key clients, expose us to liability for our clients’ losses and prevent us from securing future business, any of which could have a material adverse effect on our business, financial condition, results of operations and share price.

Inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems (commonly known as cracking or hacking) and repeated transmission of unsolicited e-mail messages (commonly known as e-mail bombing or spamming). Our current policies, procedures and configurations for managing our systems, including our computer servers, may not be adequate to protect our facilities and the integrity of our user and customer information. Although we implement security measures to protect our facilities and the integrity of our user and customer information, such measures could be ineffective or circumvented. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in our services, in addition to the outages that occur in our systems from time to time for various reasons, including power interruptions, errors in instructions, equipment inadequacy, capacity and other technical problems. We do not carry errors and omissions or other insurance covering losses or liabilities caused by computer viruses, security breaches or spamming attacks. Compromises or breaches in the security or integrity of our facilities or customer or user information, or inappropriate use of our Internet services, could subject us to litigation and could adversely affect our customer base, business, share price, results of operation and financial condition.

We rely on software and hardware systems that are susceptible to failure

Any system failure or inadequacy that interrupts our services or increases the response time of our services could reduce user satisfaction, future traffic and our attractiveness to advertisers and consumers. There can be no assurance that our technologies, services and products will not experience interruptions or other related problems, which could affect our operating efficiency and results of operations.

In addition, as our Web pages and traffic increases, there can be no assurance that we will be able to scale our systems proportionately. There also can be no assurance that our ad serving capabilities will be adequate for our business needs or properly track the number of impressions on our advertising affiliates. We also depend on Web browsers, ISPs, and other Web site operators in Greater China and elsewhere that have experienced significant system failures and electrical outages in the past. Our users have experienced difficulties due to system failures that were unrelated to our systems and services.

We have limited backup systems and redundancy and we have experienced system failures and electrical outages that have disrupted our operations. We do not have a disaster recovery plan in the event of damage from fire, natural disasters, power loss, telecommunications failures, break-ins and similar events. We may experience a complete system shut-down if any of these events were to occur. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Web sites to mirror our online resources. Because we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for our losses. If we do not increase our capacity and our redundancy, these constraints could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to protect or enforce our own intellectual property rights adequately and may be involved in future litigation over our use of technology rights

As we increasingly develop or acquire intellectual property, including the recent purchase of the URLs, the recent purchase of OpusOne Technologies International Inc., or OpusOne Technologies, which has developed several proprietary enterprise software related applications for use in human resources, payroll administration, attendance tracking and financial accounting, and the development of expresso (our proprietary e-mail direct marketing technology) by in-house developers, our ability to adequately protect our intellectual property rights becomes relatively more important to our business as a whole. We regard the protection of our trademarks, service marks, copyrights, patents, domain names, trade dress and trade secrets as important to our success. We protect our intellectual property rights by relying on a combination of trademark, service mark, copyright, patent, trade dress and trade secret laws and through the domain name dispute resolution system. We also rely on contractual restrictions to protect our proprietary rights in products, services and methodologies.

We enter into confidentiality agreements and assignments of intellectual property with our employees, consultants, resellers and sub-agents, and control access to and distribution of our documentation, source code and other licensed information. In spite of these precautions, it may be possible for such persons to breach such precautions or controls or a third party to copy or otherwise obtain and use our licensed services or technology without authorization, or to develop and apply similar technology independently. In addition, effective copyright, trademark, service mark and trade secret protection is very expensive to maintain, may be unavailable or limited, and the global nature of the markets in which we operate makes it practically impossible to control the ultimate destination of our goods and products. Protection may not be available in every country in which our intellectual property and technology is used. Furthermore, we must also protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful in every location. Policing the unauthorized use of our licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of our licensed technology. In addition, further litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial cost to us, divert our resources and have a material adverse effect on our business, results of operations and financial condition.

We currently own, license, resell and distribute via sub-agents intellectual property and technology from third parties. As we continue to develop intellectual property and introduce new products and services that require new technology, we anticipate that we may need to obtain licenses for additional third party technology. We cannot provide assurance that these existing and additional technology licenses will be or will continue to be available to us on commercially reasonable terms, if at all. In addition, it is possible that in the course of using new technology, we or our sub-agents may inadvertently breach the technology rights of third parties and face liability for our breach. Our inability to obtain these technology licenses or avoid breaching third party technology rights could require us to obtain substitute technologies of lower quality or performance standards or at greater cost which could delay or compromise our introduction of new products and services, and could materially and adversely affect our business and financial condition.

We rely on key personnel

Our success depends on the continued efforts of our board members, our senior management and our technical, marketing and sales personnel. These persons may terminate their association or employment with us, or they may be terminated by us, at any time. We do not maintain “key person” life insurance policies. Our loss of the services of key members of senior management or experienced personnel in our key revenue producing businesses, or our inability to attract or retain additional qualified board members, senior managers or personnel in a timely manner, or health, family or other personal problems of key personnel could have a material adverse effect on our business, financial condition, results of operations and share price.

Our success also depends on our ability to attract and retain additional highly qualified management, technical, marketing and sales personnel. The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be extremely competitive and time-consuming. We compete with more established companies with greater resources that offer more attractive compensation or employment conditions for a limited number of qualified individuals. As a result, we may be unable to retain or integrate existing personnel or identify and hire additional qualified personnel. Furthermore, our success depends upon our ability to retain or replace the members, particularly the independent members, of our Board of Directors.

We have relied on stock options to compensate our employees

We have granted stock options to many of our employees in lieu of additional salary. In August 2001 we cancelled approximately 1.2 million stock options, and in February 2002 we issued 665,000 new stock options with an exercise price of US$2.87 per share pursuant to our stock option program. However, there remain a significant number of employees and all of our directors and executive officers who did not receive, or were not eligible to participate to receive grants of new stock options who continue to hold stock options that have strike prices that may be far above our current share price. As a result, some of our employees may not consider their options to be valuable compensation, and we may need to provide additional compensation, in the form of additional salary, bonuses or equity, in an effort to retain those existing employees. Our inability to retain our employees, particularly our senior officers, and key sales, technical, marketing and other service personnel in our key revenue producing businesses could have a material adverse effect on our business, financial conditions, results of operations and share price.

Risks Relating to our Class A Common Shares

We could be adversely affected if our major strategic shareholders materially change their holdings in our shares

As of March 31, 2003, AOL owned 6,795,200 of our Class A Common Shares, or approximately 6.8% of our total outstanding share capital. Gerald Sokol, Jr. resigned as AOL’s appointed director to our board effective May 8, 2002. In June 1999, we granted AOL Warrant A to purchase up to 18.5% of our total outstanding share capital on a fully-diluted basis at US$5.00 per share as of the time of exercise. We also granted AOL Warrant B to purchase an additional 6.5% of our total outstanding share capital on a fully-diluted basis at US$42.50 per share as of the time of exercise. Warrant A and Warrant B became exercisable in October 2000 and July 2001, respectively, and as a result, AOL is considered to be the beneficial owner of 25% of our total outstanding share capital which could result in significant influence. Both warrants will expire in July 2003.

The number of Class A Common Shares that AOL can purchase under Warrant A will be reduced by the number of our shares held by AOL at the time of exercise. There can be no assurance that AOL will not dispose of or seek to dispose of its current Class A Common share holdings in order to increase the number of Class A Common Shares it can purchase upon the exercise of Warrant A. In particular, there is no guarantee that AOL will not dispose of our shares or our warrants to, among other things, minimize any competition or conflict of interest with any investment or venture it may currently have or contemplate in the Greater China Internet or media sectors or otherwise. On June 30, 2001, we terminated our support services to CIC for the AOL-branded services in Hong Kong, which may increase the likelihood of disposal by AOL of our shares in the future. Any disposal or expected disposal of our shares by AOL could have a material adverse effect on our business, results of operation, financial condition and share price.

As of March 31, 2003, Xinhua, through a wholly-owned subsidiary, owned 7,362,734 of our Class A Common Shares, or approximately 7.4% of our total outstanding share capital and has appointed one director to our board. If Xinhua does not dispose of its shareholdings in an orderly manner, or if the market expects Xinhua to dispose of additional shares, this could adversely affect our share price, our business, and financial or other condition. During 2001, Xinhua disposed of 1,411,600 shares of our Class A Common Shares reducing their ownership in our shares from 9.1% as of December 31, 2000 to 7.4% as of March 31, 2003. There is no guarantee that Xinhua will continue to hold our shares going forward for any length of time.

We are currently engaged in negotiations with certain of our existing and former material strategic shareholders to resolve various respective claims issues including as set forth in Item 7.B of this Annual Report, Major Shareholders and Related Party Transactions—Related Party Transactions. Furthermore, we are not currently engaged in any material business initiatives with any of our material strategic shareholders. Most notably, as of June 30, 2001, we ceased to provide support services to CIC to enable CIC to provide the AOL-branded services in Hong Kong, and AOL discontinued those operations shortly thereafter. Any of these developments with our material strategic shareholders, particularly the termination of the AOL-branded services in Hong Kong and the resignation of Mr. Sokol from our Board of Directors, may materially and adversely change our relationship with our material strategic shareholders, which could have a material adverse effect on our business, results of operation, financial condition and share price.

In January 2003, New World Infrastructure Limited ceased to be one of our shareholders following the sale of its entire shareholding in the open market, as well as in privately negotiated transactions with us, Asia Pacific Online Limited, or APOL, and our Chairman. We purchased 4,468,560 Class A Common Shares, APOL purchased 4,300,000 Class A Common Shares, and our Chairman purchased 200,000 Class A Common Shares from New World Infrastructure Limited in January 2003, each at a price per share of US$2.50. APOL is owned by the spouse of Mr. Peter Yip, our chief executive officer, and a trust established for the benefit of Mr. Yip’s children.

A small group of our existing shareholders control a significant percentage of our Class A Common Shares, and their interests may differ from other shareholders

AOL is the owner of record of 6.8% of our Class A Common Shares and the holder of two exercisable warrants to purchase up to 25% of our Class A Common Shares on a fully-diluted basis. APOL has beneficial ownership of approximately 19.0% of our Class A Common Shares. In addition, Xinhua, Capital Group International, Inc. and Jayhawk Capital Management, L.L.C. have beneficial ownership of approximately 7.4%, 7.1% and 7.0% of our Class A Common Shares, respectively.

Accordingly, these shareholders, particularly if they act together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

Our share price has been, and may continue to be, extremely volatile

The trading price of our Class A Common Shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date we completed our initial public offering, to December 31, 2002, the closing price of our shares ranged from US$1.86 to US$73.4375, adjusted for our two stock splits. From January 1, 2003 to June 10, 2003, the closing price of our shares ranged from a low of US$2.73 per share on March 11, 2003 to a high of US$5.42 per share on May 5, 2003. There is no assurance that our share price will not fall below its historic or yearly low.

The trading price of our Class A Common Shares is subject to significant volatility in response to, among other factors:

•	investor perceptions of our business, the market performance of our peer companies in the Greater China portal business, and enterprise software businesses in general;

•	our significant acquisitions, partnerships, joint ventures or capital commitments;

•	trends and developments in all the markets in which we compete;

•	variations in our operating results;

•	our new product or service offerings;

•	changes in our financial estimates by securities analysts;

•	technological innovations;

•	litigation;

•	changes in pricing made by us, our competitors or providers of alternative services;

•	the depth and liquidity of the market for our shares; and

•	general economic and other factors.

In addition, the trading price of our Class A Common Shares has experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to our operating performance. Broad market, political and industry factors may also decrease the price of our Class A Common Shares, regardless of our operating performance. Securities class-action litigation and regulatory investigations often have been instituted against companies following steep declines in the market price of their securities. We are currently the subject of multiple class action lawsuits with respect to our initial public offering, or IPO, allocations. Dependent upon the outcome of the investigation and discovery process by the U.S. Securities and Exchange Commission, or the Commission, we are potentially liable for any legal settlements arising from such lawsuits. As at December 31, 2002, we considered the outcome of the judgment on the class action lawsuits to be uncertain and expenditure from such class action lawsuits is not able to be estimated. Consequently, no provision was made for any expenses that might arise as a result of the class action lawsuits. There can be no assurance that we will not be subjected to additional litigation of a similar form or type. These class action lawsuits and any future litigation or investigations, if initiated against us, could result in substantial costs and a diversion of our management’s attention and resources and could have a material adverse effect on our business, results of operation, financial condition and share price.

We may incur significant costs to avoid being considered an investment company under the Investment Company Act of 1940

We may incur significant costs and management time to avoid investment company status under the Investment Company Act of 1940. Based upon an analysis of our assets as at December 31, 2002 and income for the year 2002 and the manner in which we intend to operate our business, we do not believe we will be considered an investment company. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company in the future. It is not feasible for us to be regulated as an investment company because application of Investment Company Act regulations are inconsistent with our strategy of actively managing, operating and promoting collaboration among our businesses and network of strategic partners.

We are classified as a passive foreign investment company which will subject our U.S. investors to adverse tax rules

Based upon an analysis of our assets as at December 31, 2002 and income for the year 2002, during 2002, we were a passive foreign investment company, or PFIC, for United States federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents and treasury instruments, and can provide no assurance that we will not continue to be classified as a PFIC for 2003 or any future tax year. The determination of whether we would continue to be a PFIC would be principally based upon:

•	the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our Class A Common Shares, which is subject to change; and

•	the amount and nature of our income from time to time.

We have limited control over these variables. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect that our PFIC classification may have on our business, financial condition and results of operations.

Since we are a PFIC, U.S. investors will be subject to adverse United States federal income tax consequences, see Item 10.E. of this Annual Report, “Additional Information — Taxation — Tax Consequences of U.S. Holders — Passive Foreign Investment Company Status.” U.S. investors are strongly urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

The Nasdaq National Market may delist our Class A Common Shares, and if we are delisted there may not be an active trading market for our Class A Common Shares

Our ability to remain listed on the Nasdaq National Market will depend on our ability to satisfy applicable Nasdaq criteria including our ability to maintain a minimum bid price of US$1.00. Since our initial public offering and listing on Nasdaq in July 1999, the lowest closing price for our shares was US$1.86 per share on July 23, 2002. On June 10, 2003, the closing price for our shares was US$5.148 per share. If we are unable to continue to satisfy the applicable Nasdaq listing criteria, Nasdaq may begin procedures to remove our Class A Common Shares from the Nasdaq National Market. If we are delisted from the Nasdaq National Market, an active trading market for our Class A Common Shares may no longer exist and the price of our Class A Common Shares will decrease.

Substantial amounts of our Class A Common Shares are eligible for future sale, which could adversely affect the market price of our shares

Sales of substantial amounts of our Class A Common Shares in the public market could adversely affect the market price for our shares. As of December 31, 2002, we had 101,296,363 Class A Common Shares issued and outstanding, substantially all of which may be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144, which permits resales of securities subject to limitations depending on the holding period of such securities.

In addition, as we continue to issue and register shares to fulfill our contractual and acquisition-related obligations, and as our employees and other grantees have been or are granted additional options and warrants to purchase our shares, additional shares will be available-for-sale in the public market. We have also granted options to certain of our shareholders, directors and officers to purchase our shares, the vesting of which options may be accelerated upon a change-of-control event occurring. As a result, additional shares may be available-for-sale in the public market. The availability or perceived availability of additional shares could have a dilutive and negative impact on the market price of our shares.

In connection with AOL’s strategic acquisition of 6,795,200 of our Class A Common Shares prior to our initial public offering in July 1999, we granted AOL two warrants to purchase up to 18.5% and 6.5% of our total outstanding capital at an exercise price of US$5.00 per share and US$42.50 per share, respectively. The first warrant has been exercisable since October 2000 and the second warrant since July 2001. Both warrants will expire in July 2003. To the extent that AOL exercises all or a significant portion of these warrants, our shareholders will experience substantial dilution.

We have also issued other warrants, which may require that we issue additional Class A Common Shares. In the future, we also may issue additional shares, or warrants to purchase our shares, in connection with acquisitions and our efforts to expand our business. Shareholders could face further dilution from our future share issuances.

Anti-takeover provisions in our charter documents may adversely affect the rights of holders of our Class A Common Shares

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of chinadotcom, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of chinadotcom in a tender offer or similar transaction.

For example, our Board of Directors is divided into three classes, each having a term of three years, with the term of one class expiring each year. This provision would delay the replacement of a majority of our directors and would make changes to the Board of Directors more difficult than if such provision was not in place. In addition, our Board of Directors has the authority, without further action by our shareholders, to issue up to 5,000,000 preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Common Shares. Our Board of Directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our Class A Common Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of chinadotcom or make removal of management more difficult. If our Board of Directors issues preferred shares, the price of our Class A Common Shares may fall and the voting and other rights of the holders of our Class A Common Shares may be adversely affected.

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. Cayman Islands law in this area may conflict with jurisdictions in the United States. As a result, our public shareholders, may face more difficulties in protecting their interests in the face of actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

If you are not a registered shareholder and do not hold greater than a certain number of our shares, you may not receive our proxy materials or other corporate communications.

Our proxy materials are delivered to all of our registered shareholders. We offer electronic delivery of proxy materials to our registered shareholders, and we mail proxy materials to each registered owner who has not opted to receive materials electronically. You are a registered shareholder if you have an account with our transfer agent, The Bank of New York, and if you hold a stock certificate evidencing your ownership of our Class A Common Shares. In an effort to maintain cost effectiveness, we have, and will continue to, mail the proxy materials to those beneficial shareholders who hold greater than a certain number of our shares. You are a beneficial shareholder if a brokerage firm, bank trustee or other agent holds your Class A Common Shares, and your name does not appear anywhere on our records. Rather, the name of the broker, bank or other nominee appears on our records as retained by our transfer agent, The Bank of New York. If you are not a registered shareholder and do not hold greater than a certain number of our shares, you may not receive our proxy materials or other corporate communications. Therefore, if you are a beneficial shareholder and want to ensure that you do receive proxy materials, you are urged to become a registered owner. If you have questions on how to do so, we encourage you to contact your broker or bank to find out how to do so and you may also contact us.

There is uncertainty as to our shareholders’ ability to enforce civil liabilities in Australia, the Cayman Islands, Hong Kong, South Korea, the PRC and Singapore

We are a Cayman Islands company and a substantial majority of our assets are located outside the United States. A substantial portion of our current operations is conducted in Australia, Hong Kong, South Korea, the PRC and Singapore. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Australia, the Cayman Islands, Hong Kong, South Korea, the PRC, Singapore and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Australia, the Cayman Islands, Hong Kong, South Korea, the PRC, Singapore or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of its states.

Risks Relating to the Greater China and Asian Software, Consulting, Mobile Applications and Marketing Industries

The industries in which we compete are intensely competitive and volatile

The Greater China and Asian technology and internet markets encompassing software, e-business consulting, mobile applications, internet portal and marketing are characterized by intense competition. These markets in North America, Asia and elsewhere have experienced marked downturns resulting in, among other things, lower valuations, greater difficulty in obtaining funding, increased consolidation, reduced liquidity, litigation and other structural problems in these markets. As a result, our competitors may be able to better position themselves to compete in our markets as they further consolidate, deteriorate, change or mature.

In addition, many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in each of our target markets, greater name recognition, larger customer bases and greater financial, technical and marketing resources when compared to us. Any of our present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us. We can provide no assurance that we will be able to compete successfully against our current or future competitors, particularly as markets continue to consolidate, deteriorate, change or mature.

e-business Solutions competition. Our competition for strategic expertise, online marketing, technical solution delivery, and general business consultancy problem solving skills include:

•	computer hardware and service vendors including International Business Machines and Hewlett-Packard Company;

•	Internet integrators and Web site design and development companies including Sapient Corporation, Digitas, Inc., Delirium Cybertouch Corporation and Dimension Data Holdings Limited;

•	large information technology consulting service providers including Accenture Ltd., Cambridge Technology Partners Inc. and Electronic Data Systems Corporation; and

•	local service providers in an individual market.

Many of these companies are well funded with long operating histories of profitable performance. They possess a number of tangible strengths and advantages including extensive client lists and large numbers of skilled staff, complemented by well-established operating infrastructures. In addition to this, market conditions are currently extremely challenging. Our revenue streams have been volatile and despite the extended market downturn, the competitive threat has still not evaporated and it remains challenging in most markets. This has resulted in continued price pressure and an intensive level of competition in these markets.

Enterprise software and sale of IT products competition. Our competition in the market for a broad range of sophisticated business applications, including B2B electronic commerce, procurement, collaborative planning, financial, manufacturing, distribution, supply chain management, customer relationship management and human resource management is varied and includes a combination of international and local software providers. Our major competitors include:

•	enterprise solutions software companies targeting mid-market companies, including Scala Business Solutions NV, Systems Union Group Inc., Exact Corporation, Microsoft Corporation, and local providers such as FlexSystem Holdings Ltd., Kingdee International Software Group Company Limited and UFSoft;

•	human resources and payroll solution providers, including PeopleSoft, Inc, SAP AG, and various local providers in Greater China including Cityray Technology (China) Ltd. and UFSoft;

•	process manufacturing enterprise resource planning providers, including JD Edwards & Company and QAD, Inc.;

•	large information technology consulting and outsourcing service providers including Accenture Ltd., Cambridge Technology Partners Inc., Electronic Data Systems Corporation, Wipro Ltd, and Infosys Technologies;

•	customer relationship management providers including Sales Logics and Siebel Systems, Inc.;

•	various providers of internet portal and web content applications; and

•	providers of business intelligence solutions including Brio Software, Inc., Business Objects SA and Cognos, Inc.

Many of these companies are well funded with long operating histories of profitable performance. They possess a number of tangible strengths and advantages, including high quality client lists and high numbers of highly qualified staff, complemented by extensive operating infrastructures. The principal competitive factors in the market for enterprise software application software include product reputation, product functionality, performance, quality of customer support, size of installed base, financial stability, hardware and software platforms supported, price, and timeliness of installation.

Advertising competition. With respect to our strategy of moving towards higher margin database marketing related services, we anticipate that we will compete with companies that have developed high quality data sets and related products and services, such as The Dun & Bradstreet Corporation and Axciom. With respect to our online advertising strategy, we compete with a variety of Internet advertising networks, including DoubleClick, Inc. and BMC Software, Inc., for the sale of advertisements to our network of advertising affiliates.

In our overall advertising business, we also compete with content aggregators, companies engaged in advertising sales networks, advertising agencies, and traditional advertising media including print, radio and television.

Portal competition. Our competition for user traffic, ease of use and functionality include Chinese and/or English language based Web search and retrieval companies, including Yahoo!, Inc., Lycos, Inc., Google, Inc., Overture Services, Inc., FindWhat.com, Sina Corporation, Netease.com, Inc., Sohu.com, Inc., Shanghai Online, ChinaByte, AltaVista Co., HotWired Ventures, HotBot, Tom.com Ltd., Apple Daily, Mingpao.com, MSN and Netvigator.com.

We may also encounter increased competition from ISPs, Web site operators and providers of Web browser software, including Netscape Communications Corporation or Microsoft Corporation, that incorporate search and retrieval features in their products. Our competitors may develop Web search, retrieval services, freemail and community services that are equal or superior to those we offer our users and may achieve greater market acceptance than our offerings in the area of performance, ease of use and functionality.

Mobile applications competition. In April 2003, we entered the business of providing mobile value added services through our acquisition of Newpalm. As we pursue our strategy of growing our mobile applications business and generating subscription revenues derived principally from providing value added SMS, we anticipate that we will face competition for subscribers, applications and content from competitors such as Sina Corporation, Sohu.com, Netease, Tom.com, Tencent.com and Linktone Group, Inc., as well as a host of other smaller companies that service the SMS market. We anticipate we will face intense competition in this market as barriers to entry are low in certain areas of this business. In addition, we cannot give assurances that the mobile network operators in the PRC, including CMCC and Unicom, on whom we depend for networks, gateways, billing systems and payment collection will not seek to develop and launch competing services.

Outsourced software development and support services competition. In February 2003, we acquired Praxa Limited which is seeking to develop a China and India-based outsourcing platform which can offer clients outsourced software application development and support services. As our business evolves to place greater emphasis on outsourced software development and support services, we will face competition from many of the large Asia Pacific-based outsourcing firms such as Wipro Ltd and Infosys Technologies Ltd. While these competitors have traditionally focused on servicing the US markets, due to lower demand in the United States they have entered the English-speaking markets in Asia (such as Australia, Singapore and Hong Kong) where we are developing our markets.

Merger and acquisition competition. The significant slowdown in capital markets activity over the past three years has resulted in an increased trend of mergers and acquisitions as a means for companies to expand and realize value. Across the Asia-Pacific region, many of our competitors have greater financial and other resources and brand name recognition when compared to us. These competitors may limit our ability to effect strategic acquisitions or combinations, particularly as our markets consolidate further through local and regional mergers and acquisitions. If we cannot merge or combine with or acquire strategically significant companies on reasonable terms, our ability to compete in our markets may be compromised.

Our entry into the PRC Internet market depends on the establishment of an adequate telecommunications infrastructure in the PRC by the PRC government

Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in the PRC is not as well developed. In addition, access to the Internet in the PRC is accomplished primarily by means of the government’s backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the PRC government and is the only means for the domestic PRC Internet network to connect to the international Internet network. Although private sector ISPs exist in the PRC, almost all access to the Internet is accomplished through ChinaNet, the PRC’s primary commercial network, which is owned and operated by the PRC government. We rely on this backbone and China Telecom to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the PRC government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in the PRC. We will have no means of accessing alternative networks and services in the PRC, on a timely basis or at all, in the event of any disruption or failure. There can be no assurance that the Internet infrastructure in Greater China will support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the PRC government, our business could be materially and adversely affected.

Political, Economic and Regulatory Risks

Increased Sino-U.S. political tension may make our company less attractive to investors and clients and our Web sites more vulnerable to hacking and other disruptions

The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. For example, relations may be compromised if the U.S. becomes a more vocal advocate of Taiwan or proceeds to sell certain military weapons and technology to Taiwan. Any weakening of relations between the U.S. and the PRC could have a material adverse effect on our business and could attract hacking or result in other disruptions to our Web sites. Anti-U.S. or anti-PRC sentiment could make our company and our shares less attractive since we are listed in the United States. In addition, changes in political conditions in the PRC and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to investors and clients because of our relationship with Xinhua and AOL and because we operate in the PRC.

The economic climate in Asia is volatile and vulnerable

Beginning in mid-1997, when the Thai baht first depreciated substantially, many countries in Asia experienced significant economic downturns and related difficulties. As a result of the decline in the value of the region’s currencies, many Asian governments and companies had difficulties servicing foreign currency-denominated debt and many corporate borrowers defaulted on their payments. As the economic crisis spread across the region, governments raised interest rates to defend their weakening currencies, which adversely impacted domestic growth rates. In addition, liquidity was substantially reduced as foreign investors curtailed investments in the region and domestic banks restricted additional lending activity. The currency fluctuations, as well as higher interest rates and other factors, have materially and adversely affected the economies of a number of countries in Asia, many of which are still recovering or have yet to recover.

Economic developments in countries outside Asia could materially and adversely affect our business, results of operations and financial condition. For example, the recent volatility of the U.S. stock market and the interest rate environment, the downturn in the high-tech sector, and the slowdown of the U.S. economy have had a negative impact on Asian markets. A further reduction in exports and a further decrease in direct foreign investment could reduce demand for our services, especially in those countries heavily dependent on technology export sales from where we derive significant revenue.

The economic crisis and its effect on the Asian economies has had and may continue to have an adverse impact on our business in the following respects:

•	spending levels by both Asian and international companies for advertising in the Asian markets may continue to decline;

•	spending by companies in Asia for e-business Solutions may continue to decline;

•	payments on our accounts receivable may be deferred and may become more difficult to collect or uncollectable; and

•	our ability to access lines of credit or other financing may be restricted.

Recently, general economic conditions in Asia have also been adversely affected as a result of the outbreak of severe acute respiratory syndrome, or SARS, which could have a material adverse effect on our business, financial condition and results of operations.

There are economic risks associated with doing business in the countries in which we primarily operate

PRC. A significant part of our current revenues are, and a significant part of our future revenues are expected to be, derived from the PRC market. The PRC government has been reforming its economic system since the late 1970s. The economy of the PRC has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of the PRC, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the PRC economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	growth rates;

•	methods of allocation resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of the OECD member countries. Changes in the PRC’s political, economic and social conditions, adjustments in policies of the PRC government or changes in the PRC’s laws and regulations may adversely affect our results of operations and financial condition.

The PRC economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors and has recently been slowing. There can be no assurance that such growth will not continue to decrease or that any slow down will not have a negative effect on our business.

Hong Kong. A significant part of our facilities and operations are currently located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC with its own government and legislature. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of one country, two systems. We can give no assurance that Hong Kong will continue to enjoy autonomy from the PRC.

The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. However, in early 1999, the Hong Kong dollar was subject to currency speculation and the SAR government substantially supported the market for the Hong Kong dollar, both directly and indirectly through the large-scale purchase of securities listed on the Hong Kong Stock Exchange. We can give no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained. The historical currency peg could adversely affect our business.

South Korea. A significant part of our revenues are derived from the South Korean market, although we expect such contribution to decline because our South Korean online network advertising business has lost its exclusive service agreement with Daum Communications, a leading South Korean portal company.

Since early 1997, a number of developments have adversely affected the South Korean economy, resulting in severe economic contraction. Despite a strong economic recovery following a severe economic recession from early 1997 to late 1998, our South Korean operations face significant risks because:

•	slow reform of the chaebol system presents a continuous risk to South Korea’s banking sector;

•	increased level of imports erodes positive trade balance and foreign currency reserves; and

•	an appreciating South Korean won threatens the competitive position of the export sector.

In addition, the reform program being implemented by the South Korean government may:

•	restrict economic growth;

•	cause a budget deficit because of a decrease in tax revenues and an increase in government expenditures;

•	increase the rate of inflation;

•	increase the number of bankruptcies of South Korean companies; and

•	increase unemployment.

Finally, relations with North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current or future events. The occurrence of these events could have a material adverse effect on our business, results of operations and financial condition.

Australia. We anticipate that a more significant part of our future revenues may be derived from the Australian market. The Australian dollar has experienced some volatility against the US dollar. As of January 1, 2002, the Australian dollar traded at US$1.00 = A$1.957, although it had appreciated to US$1.00 = A$1.532 as of May 30, 2003.

PRC regulation of content distributed on the Internet may adversely affect our business

The PRC has enacted regulations governing Internet access and the distribution of news and other information. The Ministry of Information Industry or the MII has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of the PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Because many PRC laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by PRC authorities may involve significant uncertainty.

Under the PRC’s regulations on telecommunications and Internet information services, Internet information service providers are prohibited from producing, duplicating, releasing or distributing any information which falls within one or more of nine stipulated categories of “undesirable content.” These categories cover any information which:

•	contravenes the basic principles enshrined in the PRC Constitution;

•	endangers the security or unity of the State;

•	undermines the State’s religious policies;

•	undermines public order or social stability; or

•	contains obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

In addition, the PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. As a result, it is difficult to determine the type of content that may result in liability. We cannot predict the effect of further developments in the PRC legal system, particularly with regard to the Internet and the dissemination of news content, including the creation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local rules and regulations by national laws.

Violations or perceived violations of PRC laws arising from information displayed, retrieved from or linked to our portals could result in significant penalties, including a temporary or permanent cessation of our business in the PRC. PRC government agencies have announced restrictions on the transmission of state secrets through the Internet. State secrets have been broadly interpreted by PRC governmental authorities in the past. We may be liable under these pronouncements for content and materials posted or transmitted by users on our message boards, virtual communities, chat rooms or e-mails. If the PRC government were to take any action to limit or eliminate the distribution of information through our portal network or to limit or regulate any current or future applications available to users on our portal network, this action could have a material adverse effect on our business, financial condition and results of operations.

A change in currency exchange rates could increase our costs relative to our revenues

Substantially all of our revenues, expenses and liabilities are denominated in renminbi, Hong Kong dollars, South Korean won, US dollars and Australian dollars. We also generate revenues, expenses and liabilities in other currencies such as Singapore dollars, British pounds and New Taiwan dollars. However, our quarterly and annual financial results are reported in US dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchase instruments to hedge our exchange rate risks although we may do so in the future.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively

Although PRC government policies were introduced in 1996 to allow greater convertibility of the renminbi, significant restrictions still remain. We can provide no assurance that the PRC regulatory authorities will not impose greater restrictions on the convertibility of the renminbi. Because a significant amount of our future revenues may be in the form of renminbi, any future restrictions on currency exchanges may limit our ability to utilize revenue generated in renminbi to fund our business activities outside the PRC.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

We were incorporated in June 1997 as China Information Infrastructure Limited, a company limited by shares under the Companies Law of the Cayman Islands. Our principal executive offices are located at 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. Our contact telephone number in Hong Kong is (852) 2893-8200 and in the United States is (212) 661-2160. We have a website that you may access at http://www.corp.china.com/. Information contained on our website does not constitute part of this Annual Report.

We were organized as a wholly-owned subsidiary of CIC. CIC Holding Limited was incorporated in July 1996 and renamed China Internet Corporation Limited in October 1996 to be the holding company for Yorking Limited, a Hong Kong corporation, renamed CUC Asia Limited in November 1994 and renamed China Internet Corporation (Hong Kong) Limited, or CIC-HK, in August 1995. Yorking Limited was incorporated in September 1994 to provide computer-based information and communication services to businesses in the PRC. In January 1998, CIC acquired a 51% controlling interest in The Web Connection, a Hong Kong company that engages in e-business Solutions services, in exchange for cash and shares of CIC for an aggregate consideration of US$2.94 million.

CIC established chinadotcom to operate CIC’s Internet portal and related businesses. Subsequent to the incorporation of chinadotcom, the Board of Directors of CIC authorized the transfer of all material contracts that were relevant to the business operations of chinadotcom from CIC and CIC-HK to chinadotcom, as well as CIC’s equity and beneficial interests in the following subsidiaries:

•	The Connection Group (BVI) Limited, also known as The Web Connection and rebranded Ion Global (BVI) Ltd. in April 2001, is a British Virgin Islands company that serves as the holding company for our e-business Solutions subsidiaries;

•	CIC (Shanghai) Company Limited, a PRC company that engages in Web-based advertising sales in the PRC and serves as the holding company for our other operations in the PRC; and

•	China.com Corporation Limited, a Hong Kong company.

The aggregate value of the assets transferred to chinadotcom was recorded at a historical cost of US$12.7 million.

In June 1999, CIC distributed its entire interest in chinadotcom to CIC’s shareholders. The transaction involved the distribution of a total of 46,975,972 Class A Common Shares to CIC’s shareholders on a one-for-one basis with respect to each issued and outstanding share of CIC’s capital stock at the time of the distribution. Upon completion of that transaction, CIC ceased to have any ownership interest in chinadotcom. A wholly-owned subsidiary of Xinhua and APOL provided a mutual right of first refusal to buy the other party’s shares of chinadotcom owned as of that time in the event either party sought to dispose of its chinadotcom shareholdings. Additionally, APOL received rights to place shares of chinadotcom owned by the Xinhua subsidiary to prospective buyers on behalf of the Xinhua subsidiary in exchange for a commission. New World Infrastructure Limited also provided a right of first refusal to a wholly-owned subsidiary of Xinhua to buy its shares of chinadotcom in the event New World Infrastructure Limited sought to dispose of its shareholdings in chinadotcom.

In July 1999, we completed our IPO of the equivalent of 19,320,000 Class A Common Shares on the Nasdaq National Market at the equivalent of a public offering price of US$5.00 per share. All of the shares registered were sold and net proceeds from the IPO totaled US$85.6 million.

On December 6, 1999, our shareholders approved a two-for-one share split that became effective on December 13, 1999 and split the par value of our shares to US$0.0005 per share.

In January 2000, we completed a second public offering of the equivalent of 9,952,884 Class A Common Shares on the Nasdaq National Market at the equivalent of a public offering price equal to US$42.50 per share. Of the 9,952,884 Class A Common Shares sold, 2,325,000 shares were offered by certain of our shareholders. Then selling shareholders received an aggregate of US$94.1 million in net proceeds for their shares. All of the shares registered were sold and net proceeds from the offering to chinadotcom totaled US$303.9 million.

In March 2000, we listed our then wholly-owned subsidiary hongkong.com Corporation on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange and received net proceeds of approximately US$168.5 million for selling approximately 18% of hongkong.com Corporation. We currently continue to own approximately 81% of hongkong.com Corporation.

In April 2000, our shareholders approved the change of our company name from China.com Corporation to chinadotcom corporation. On April 28, 2000, our shareholders approved a further two-for-one share split that became effective as of May 8, 2000 and split the par value of our shares to US$0.00025 per share.

Our total capital expenditures amounted to US$29.2 million, US$8.3 million and US$5.5 million in 2000, 2001 and 2002, respectively. The primary capital expenditure in each of those years was the purchase of computers, servers and network equipment, and other items related to the expansion of our business network across the Asia Pacific, the United States and the United Kingdom.

We have recorded an operating loss in every year since our inception, although we recorded net profits of US$1.2 million and US$1.3 million in the fourth quarter of 2002 and first quarter of 2003, respectively. We have funded our operations and capital expenditures entirely through funds raised from our shareholders, including private rounds of financing prior to our IPO in July 1999 and a second public offering in January 2000, and interest income derived from those funds. For the foreseeable future we anticipate that we will fund our operations and capital expenditures primarily by applying the cash holdings still available to us from the proceeds of our equity offerings.

Our principal divestitures in 2000 amounted to US$170.8 million, of which our sale of 18% of hongkong.com Corporation in its IPO on GEM resulted in a one time gain of US$140 million. We did not make any principal divestitures in 2001. In 2002, the following chinadotcom subsidiaries either ceased operations, were liquidated or were disposed of, which resulted in a gain of approximately US$1 million: 24/7 Media Singapore Pte Ltd, Ion Global (Taiwan) Ltd, Ion Global (Australia) Pty Ltd, Shanghai Full-Time Internet Corporation, MEZZO Marketing (Taiwan) Ltd, Pandora Interactive Studio Pte Ltd and Travellerzone Limited.

We spent approximately US$5.3 million in connection with two significant acquisition and investment transactions during 2002. The following is a summary of our material and strategic transactions which includes those in which we either paid, committed or received consideration of US$5.0 million or more during the course of such respective transactions. These transactions represent our principal acquisitions and investments during 2002.

Acquisition or partner company	Acquisition, payment or partnership date	Acquired or partner company’s activities
URLs from CIC	Via tranches during October 2001 and February 2002	We acquired from CIC the three URLs, www.china.com, www.hongkong.com and www.taiwan.com, and the related intellectual property rights.

Layabo Pty. Limited	March 2002	We acquired Layabo Pty. Limited (now renamed Mezzo Business Databases Pty Limited), an Australian database marketing business and owner of the trademark IncNet. With the acquisition of Layabo Pty. Limited and the prior acquisition of RNR International Marketing Group (Australia) Pty Limited in 2000, we are consolidating our marketing business in Australia under the MEZZO brand. We believe that the acquisition of the IncNet trademark is an important step in re-orienting our advertising strategy from online sales of banner advertisements, direct mailing and sponsorships to higher margin database marketing related services utilizing data mining techniques to develop targeted campaigns for clients.

OpusOne Technologies International Inc.	March 2002	We acquired a majority interest in OpusOne Technologies International Inc., the parent of Platinum China Holdings, Inc., a developer and service provider of business management software solutions for state enterprises and multi-national corporations in Greater China. In May 2003, we entered into an agreement to purchase the remaining interest in OpusOne Technologies that we did not otherwise already own. We expect the transaction to close later in 2003.

Sagent Technology, Inc.	October 2002	We entered into US$7 million transaction with Sagent, a provider of enterprise business intelligence solutions, involving an asset-based senior secured loan with warrants for Sagent with a view to developing operational initiatives going forward. In March 2003, based upon the occurrence of what we viewed to be certain events of default under the loan, we exercised our rights as a secured lender to enforce our security interest in certain loan collateral and filed a claim for damages against Sagent. In April 2003, we reached a settlement with Sagent pursuant to which our loan was repaid in full, and in addition we received an agreed upon sum in respect of terminated warrants and other rights we had in the company.

Certain Recent Developments

The following is a summary of our material and strategic acquisitions and investments completed since December 31, 2002 which includes those in which we paid, committed or received consideration of US$5.0 million or more during the course of each transaction:

Acquisition or partner company	Acquisition, payment or partnership date	Acquired or partner company’s activities

Praxa Limited	February 2003	Our subsidiary, CDC Australia Limited, completed the acquisition of Praxa, a leading Australian information technology professional services organization with a 21-year operating history. The acquisition was completed for a purchase price of up to A$11 million (approximately US$6.4 million), subject to clawback provisions based on future performance.

Newpalm (China) Information Technology Co., Ltd.	April 2003	We completed the acquisition of Newpalm, a leading short message service mobile software platform developer and application service provider in China, through our mobile applications and portal arm and 81% owned subsidiary, hongkong.com Corporation. Cash consideration of US$14 million was paid with the remaining consideration to be paid on an earn-out basis over the next two years.

vMoksha Technologies Limited	May 2003	Our wholly-owned subsidiary, CDC Outsourcing Holdings Ltd., entered into a 51% owned joint venture agreement with vMoksha Technologies Limited, an information technology outsourcing company headquartered in Bangalore, India. The joint venture aims to provide a broad range of outsourcing related services to major software vendors and enterprises in the United States, Europe and the Asia-Pacific region. We expect the transaction to close later in 2003.

As of May 31, 2003, the following chinadotcom subsidiaries had either ceased operations, were liquidated or were disposed of: Netville Co. Ltd, Dai Job.com Inc., eIndia and e2e Business Solutions Limited.

B.    Business Overview

We are a leading integrated enterprise solutions company offering software services and outsourcing, technology, marketing and media services and content for companies and end users throughout Greater China and the Asia-Pacific region, the United States and the United Kingdom. The companies under the chinadotcom group have extensive experience in several industry groups including finance, travel, telecom and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, supply chain management and mobile applications. chinadotcom leverages this expertise with alliances and partnerships to provide innovative client solutions.

We established a separate software unit, CDC Software Holdings Limited, or CDC Software, in 2002 as a part of our strategy to move up the value curve in the software services and products area. CDC Software focuses on building our intellectual property asset base, establishing partnerships with software vendors and broadening our overall software product offerings in the areas of enterprise solutions and integration. CDC Software currently has over 1,000 installations and 600 customers in the Asia Pacific region. By integrating our software services and products with our e-business Solutions services, mobile application services, and our media assets network, we offer a comprehensive suite of software and Internet-based products, services and solutions to a diverse clientele of Web-based and other enterprises, Internet users and mobile SMS and applications users.

We have also invested in Internet and related technology and software companies in the pan-Asian region and the United States that we believe add value and depth to our business. We plan to manage our investments actively to enhance our strategic relationships with partners in new technology areas and provide original content for our media assets. In addition, during 2002 we completed the purchase of the three Internet domain names, or URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights, which we consider fundamental to the core foundation of our overall operations.

We believe that our synergistic, multiple business-line structure, in tandem with our geographical diversity across ten markets in the Asia Pacific region as well as the United States and the United Kingdom, has enabled us to better weather the volatile economic and market turbulence of the past two years. Despite significant restructuring and downsizing during 2001 and 2002, we have maintained our overall scope of service in all areas with the exception of the online network advertising business, which by the end of 2002 had been reduced to the South Korean market.

Subsequent to the year ending December 31, 2002, due to changes in our business model and our shift to enterprise software and related services, in order to present our revenue in a more representative format, we changed our business segmental reporting from “e-business Solutions,” “Advertising,” “Sale of IT Products” and “Other Income” to “Software and Consulting Services,” “Advertising and Marketing Activities” and “Other Income,” respectively, effective from January 1, 2003. From the first quarter of 2003 onwards, all prior periods comparative figures will be adjusted accordingly.

e-business Solutions services

Revenue contributed by e-business Solutions services constituted US$61.3 million or approximately 56% of our total revenues in 2000, US$32.6 million or approximately 51% of our total revenues in 2001 and US$23.0 million or approximately 39% of our total revenues in 2002. Because we have been evolving our business model to a provider of enterprise software and related support services, revenues for e-business Solutions in 2002 included a portion of the revenues we will be characterizing as “software and consulting services” in future periods. “Software and consulting services” will include fees for professional services provided after the sale of the enterprise software product, as well as revenues for consulting services, training and post-contract support.

e-business Solutions services are primarily offered through our Ion Global unit. Ion Global is engaged in planning, architecting, and delivering e-business Solutions for both Fortune 500 multinational corporations and blue chip pan-Asian clients. We typically assist our clients with the adoption of web-based technologies to help them improve their customer relationship management, enterprise application integration, and/or supply chain management. We focus on helping clients deploy web-based initiatives to either lower costs, increase sales, or increase efficiency. The industries with which we have the most experience are financial services, automotive, travel and transportation, government and consumer goods.

Our e-business Solutions business is organized around four core competencies that, when combined, provide end-to-end Internet integration services for our clients on a global basis across our offices in seven countries. These competencies are:

•	strategy;

•	user experience;

•	marketing; and

•	technology.

Geographically, we are mainly focused on the major markets of Asia, including Tokyo, Seoul, Beijing, Shanghai, Hong Kong and Singapore. We also have offices in San Francisco, New Jersey and London. While these non-Asian offices service many local clients in their own markets, we believe our global presence enables us to better understand the issues and develop solutions for our clients in both local and international contexts, and enables us to price our services more competitively. For example, in our contract with the United Kingdom Department of Trade and Industry, work was performed by both our London and Shanghai offices, and we were able to leverage the synergies of having offices worldwide. During 2002, however, we closed local offices of Ion Global in Sydney and Taiwan because competition made it unprofitable to maintain offices in these markets. In addition, during 2003 our e2e business unit ceased operations as it continued to incur losses during the course of 2002 and in early 2003.

Our e-business Solutions clients include many of the world’s leading companies such as Adecco Temporary Staffing Services, BMW South Korea, Cathay Pacific, Citibank, Daimler-Chrysler, Emirate Airlines, General Motors, Haier, Hilton International, Hisense, Johnson & Johnson, KTF (Korea Telecom’s wireless services arm), LG Insurance, L’Oreal, Northwest Airlines, Panasonic China, Samsung Electronics, Sony, Steelcase and Wells Fargo. Clients also include governmental agencies such as the Hong Kong Housing Authority, the United Kingdom Department of Trade and Industry and the United Kingdom Department of Land Registry.

The e-business Solutions market remains highly challenging and has become increasingly competitive. Our revenue streams are largely dependent upon new contracts and, as such, are highly volatile. We believe that a significant source of competition comes from large Asia Pacific-based outsourcing firms such as Wipro Ltd and Infosys Technologies Ltd that had previously focused on servicing the U.S. markets but have recently entered the English-speaking markets in Asia such as Australia, Singapore and Hong Kong. We are seeking to address these competitive issues with our own outsourced software development that we are building through our acquisition of Praxa Limited which is seeking to develop a low cost outsourcing platform in the PRC and India, and our prospective joint venture with vMoksha Technologies Limited, an information technology outsourcing company based in India.

Advertising and e-marketing services

Revenue contributed by our Internet advertising and e-marketing services constituted US$43.8 million or approximately 40% of our total revenues in 2000, US$21.4 million or approximately 33% of our total revenues in 2001 and US$28.3 million or approximately 48% of our total revenues in 2002.

We are seeking to re-orient our advertising strategy from online sales of banner advertisements, direct mailing and sponsorships in which we deliver advertising for a fixed fee based upon short-term advertising dependent upon high volume to more higher margin database marketing related services utilizing data mining techniques to develop targeted campaigns for clients. In September 2001, we launched a new brand for our advertising and e-marketing business, MEZZO Marketing, to encompass all of our advertising segments, including online advertising, online direct marketing, offline direct marketing, database marketing related services utilizing data mining techniques, and other marketing opportunities as they arise.

As an important part of our strategy to begin focus on high-value advertising services, we acquired Layabo Pty. Limited (now renamed Mezzo Business Databases Pty Limited), an Australian database marketing business and owner of the trademark IncNet, in March 2002. With the acquisition of Layabo Pty. Limited and the prior acquisition of RNR International Marketing Group (Australia) Pty Limited in 2000, we are consolidating our marketing business in Australia under the MEZZO brand. Layabo Pty. Limited and RNR International Marketing Group (Australia) Pty Limited have co-located their operations, and are in the process of integrating their respective database marketing and related marketing services activities. Following the acquisition of Layabo Pty. Limited, MEZZO Interactive Pty Limited discontinued its online advertising activities in the Australian market, and now focuses on growing its database marketing business in the areas of traditional direct marketing and e-mail marketing utilizing data mining techniques. Data mining involves a process of analyzing significant amounts of data to uncover patterns and relationships, and has become a more important part of customer relationship management as a method to better understand customer behavior and preferences. While these services constituted only a very small part of our advertising revenues during 2002, we believe they will represent an increasing proportion in future periods, although this business is subject to many risks. See Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks relating to chinadotcom — Although we expect to generate revenue from advertising in the future, this revenue may not be substantial.

During 2002, because of low margins, we significantly reduced our operations in Internet advertising and e-marketing services that involve the planning, sales, electronic delivery, tracking and post-campaign analysis of advertisements on a network of Web sites. While our operations have ceased in Australia, Hong

Kong, Japan, the PRC, Singapore and Taiwan, we continue to maintain a presence in this sector in South Korea. However, we expect our South Korean online network advertising business will also contract following the loss of our exclusive service agreement with Daum Communications, a leading South Korean portal company.

Portal services and other media assets

Our portal services and other media assets deliver content, create community and enable commerce across Asia including Greater China. The financial results of these services and assets are reflected primarily in the Advertising revenue segment for 2002.

Each of our Web sites is a portal that acts as a gateway to the Internet. We have been developing our portal network since our inception in June 1997. Our portal network currently provides users with Chinese versions of Greater China content services, online community products, and e-commerce services, and an English version for Hong Kong through our portals located at www.china.com, www.hongkong.com and www.taiwan.com. Each of our portals offers a unique blend of:

•	content delivery services such as search engines, directories and localized information;

•	community products such as e-mail, SMS, web-hosting, newsletters, chat and message boards; and

•	e-commerce products such as an online shopping mall and online subscription based products and services.

With the acquisition in April 2003 of Newpalm, a leading SMS mobile software platform developer and application service provider in China, we are seeking to grow our mobile applications business and generate aditional subscription-based revenues over the long term. Growth in the SMS market could generate subscription revenues from value added SMS, such as mobile chatting, dating and friends matching, e-mail, ringtone and logo downloads and other related mobile phone products. Subscription fees are charged on a monthly or per message basis. Pursuant to contractual arrangements between Newpalm and a number of mobile network operators in China which are subsidiaries of CMCC and Unicom, we will be relying on the operators for billing and collection of subscription fees. We pay service fees that range from approximately 10% to 50% of the subscription fees, and are based on contracted rates. Generally,

•	within 15 to 90 days after the end of each month, Newpalm receives a statement from CMCC and Unicom confirming the amount of subscription charges billed to that operator’s mobile phone users; and

•	within 30 to 120 days after delivering a monthly statement to Newpalm, each operator remits the subscription fees, net of its service fees, to Newpalm.

Sale of IT products and other services

During 2002, our e-business Solutions and Advertising business units also conducted a certain proportion of business involving the sale of hardware and software products. The bulk of these revenues reflected the sale of third party products including software packages from various software vendors. Because we have been evolving our business model to a provider of enterprise software and related support services, revenues for sale of IT products and other services included a portion of the revenues we will be characterizing as “Software and Consulting Services” in future periods. “Software and Consulting Services” will also include sales and licensing fees from distributing the business applications of a number of software companies to the Greater China and Asia market, including content management, portal solutions, financial accounting applications, process manufacturing applications and enterprise resource planning applications.

Software and other investment initiatives

As part of our strategy to increase our overall gross profit margins and our percentage of recurrent or ‘annuity-style’ revenues, we are introducing ‘world class’ software applications to the Greater China market through master distributorship and value-added reseller arrangements and looking to acquire or develop proprietary intellectual property.

We established CDC Software in 2002 to provide the sales, marketing, support and localized infrastructure necessary to enter into a master distributorship and value-added reseller arrangements. CDC Software has since entered into master distributorship arrangements with number of software companies to distribute business applications to the Greater China market, including arrangements with Vignette to distribute content management and portal solutions, Best Software to distribute financial accounting and process manufacturing applications and Ross Software to distribute enterprise software applications to process manufacturers. We believe the formation of CDC Software is an important step in our strategy to become a provider of enterprise software and related support services and outsourced software development and support services.

In March 2002, we acquired a majority stake in OpusOne Technologies International Inc., a leading provider of business management software solutions in the PRC. In May 2003, we entered into agreement to purchase the remaining interest in OpusOne Technologies that we did not otherwise already own. We expect the transaction to close later in 2003. We believe the acquisition of OpusOne Technologies allows us to more quickly enter and gain experience in the enterprise software market because it has developed several proprietary enterprise software related applications, including PowerHRP which is used in human resources and payroll administration, PowerATS which is an attendance tracking system, PowerESS which is a Web based employee self service application, and PowerBooks which is a financial accounting application. Furthermore, the acquisition of OpusOne Technologies also enhanced our intellectual property portfolio. After establishing CDC Software, the proprietary enterprise software related applications of OpusOne Technologies have become part of CDC Software.

In February 2003, we acquired Praxa Limited, an established company in Australia which specializes in the provision of information technology products and services in the form of outsourcing, application development and support, and system integration in Australia. As a result of the Praxa acquisition, we expect to increase the number of potential clients for a low-cost PRC and India-based outsourcing platform. Praxa is also seeking to develop and to extend the distribution of our own software products into the Australian marketplace.

Treasury management

As of December 31, 2002, we had generated a significant portion of our interest income from our investment of US$471.2 million, of which US$125.0 million was borrowed under our repurchase facilities, in AAA US Agency debt securities. For further information on our repurchase facilities and their related risks, see Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Liquidity and Capital Resources and Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk, respectively. Our interest income, which was US$23.9 million for 2002, partially offset our operating losses and is a source of liquidity for our working capital needs. The prolonged period of low interest rates in 2002 presented us with the opportunity to continue executing our strategy of reducing our investments in long-term debt and transitioning to shorter-term, callable debt in our anticipation of rising interest rates. We decreased our holdings in long-term Range Accrual Notes from US$260.0 million as at January 1, 2002 to US$62.0 million as of December 31, 2002. As of June 5, 2003, we had eliminated all of our holdings of Range Accrual Notes.

Our quarterly interest income ranged from approximately US$3.9 million to US$7.3 million during 2002, reflecting a yield of approximately 4.8% on our total investment portfolio of US$471.2 million (on a net basis which accounts for the assets and drawdowns relating to the repurchase facility), prior to any unrealized or realized gains or losses from the sale and reinvestment of any of the securities within our portfolio. Yield was approximately 7% in 2001. The drop in yield was due to lower cash levels in 2002, declining interest rates, the implementation of a more conservative investment strategy of buying more highly rated securities for our investment portfolio and a decrease in our holdings of long-term Range Accrual Notes. Yields have dropped further thus far in 2003 due to ongoing interest rate reductions and the continued move into lower yielding but higher credit rating securities.

We invest on the basis of recommendations from international investment banks, as well as information and ratings provided by independent ratings agencies including Moody’s Investors Service and Standard & Poor’s. When purchasing or selling debt securities, our policy is to obtain between three and five competing quotes. Generally, a debt security’s credit quality depends on the issuer’s ability to pay interest on the amount borrowed and repay principal. The lower the credit rating, the greater the risk the issuer will default or fail to meet their payment obligations, as determined by the rating agency. Our investment parameters became more conservative in 2002 as we shifted our investment portfolio from lower rated debt to AAA-rated debt securities of U.S. government sponsored enterprises, such as the Federal Home Loan Bank, or “FHLB”. Our desire to improve the overall credit quality of our portfolio was due to the economic and political instability of 2002. As of April 30, 2003, 93.3% of our debt securities are invested in AAA-rated callable securities of U.S. government sponsored enterprises, excluding cash not yet invested. At present, we hold only one security that is rated lower than AAA. In the event of a downgrade in an investment to below BBB-, as rated by Standard & Poor’s, or Baa3, as rated by Moody’s Investors Service, we will generally implement an orderly sale of the security in order to maintain a relatively conservative stance in our portfolio, although on a case-by-case basis we may decide to retain such debt securities. For a summary of the effects of our treasury management program on our liquidity and capital resources and its material market risks, see Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks relating to chinadotcom — Attempts to enhance our treasury yield have caused us to increase leverage and may expose us to various market risks and — We rely on our internal control systems to effectively manage our treasury management operations, Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Liquidity and Capital Resources and Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk.

Goals and Strategy

We have historically operated as a pan-Asian integrated Internet company with our business model centered around our e-business Solutions and advertising businesses, including e-marketing services, portal services and other media. Our business model is evolving from a pan-Asian Internet company to a provider of enterprise software and related support services, outsourced software development and support services, and mobile applications and portal services to end users. Our goal is to be a leading integrated enterprise solutions company offering technology, marketing and media services for companies and end users throughout Greater China and the Asia-Pacific region, the United States and the United Kingdom. In light of the challenging environment in which our businesses operate, we have been and intend to be flexible in fulfilling our goal. With operations in ten markets, the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, marketing, supply chain management and mobile applications. We seek to leverage our expertise in these areas with alliances and partnerships to help develop innovative client solutions. We seek to become the consultant of choice in providing e-business Solutions services to corporations exploring Asia’s Internet market as part of their business strategy and seek to offer premier portal services for Greater China and selected markets in Asia.

Furthermore, we are increasingly seeking to invest in, acquire and develop technology solutions and companies that add value and depth to our products and services, as part of our software and outsourcing strategy. In the post-WTO era, we believe we can capitalize on opportunities in China as enterprises upgrade networks and systems to international standards. We have acquired software products and services with a development center in the PRC during the course of 2002, and have signed various master distribution agreements and value-added reseller agreements with international software companies to expand our channel partnership network. We also recently acquired Praxa Limited, an established company in Australia which specializes in the provision of information technology products and services in the form of outsourcing, application development and support, and system integration in Australia. As a result of the Praxa acquisition, we expect to increase the number of potential clients for a low-cost China and India-based outsourcing platform it is seeking to develop and to extend the distribution of our own software products into the Australian marketplace.

During the course of 2002 we began to exit the low-margin, non-performing online network advertising business. As of May 31, 2003, we only maintain a presence in this sector in South Korea, and we expect the significance of our South Korean online network advertising business will decrease substantially as our software products, services and consulting revenues increase. We will maintain our higher-margin online marketing business, and we will focus on proprietary marketing and data mining services using our existing Australian marketing assets. Our current strategy involves developing and enhancing our existing proprietary marketing databases, extending into recurring subscription based data services and solidifying our existing sales channel relationships.

In our portal operations, we have managed expenses broadly in line with revenues, and we are focusing on improving the contribution from non-advertising revenues. We are also exploring initiatives that include the potential introduction of games and SMS-related content. Our acquisition of Newpalm in April 2003 represents a first step into the market for mobile applications services using SMS-related content.

We believe the Greater China and Asian markets, and Chinese language users globally, represent three of the largest and fastest growing user groups on the Web today. As the Internet gains broader acceptance as a new business medium in Greater China and Asia, we believe online advertising and e-commerce will also experience significant growth. To capitalize on this opportunity, our business strategy is to continue to improve and supplement our Internet products and services, either independently or through strategic alliances, partnerships or acquisitions, and to continue to expand our brand-name recognition throughout Asia.

Effective January 1, 2003, we changed our business segment reporting to reflect more accurately our current business strategy. As a result, our prior business segments will now be presented as “Software and Consulting Services,” “Advertising and Marketing Activities” and “Other Income,” and figures for all prior periods will be restated accordingly.

Markets and Operations

We operate in ten markets across the Asia Pacific, the United States and the United Kingdom. Our primary geographic source of revenues has been the Greater China region, made up of Hong Kong, Taiwan and the PRC, which collectively represented 54%, 39% and 31%, of our total revenue in 2000, 2001 and 2002, respectively. e-business Solutions has been our primary revenue contributor over the last three years, accounting for 56%, 51% and 39% of total revenues in 2000, 2001 and 2002, respectively. The percentage of total revenue generated by e-business Solutions declined in 2002 principally due to our decision to close some non-profitable subsidiaries. Advertising, including advertising revenues from the network of affiliated Web sites and advertising revenues recorded on our portals across Greater China, accounted for 40%, 33% and 48% of total revenues in 2000, 2001 and 2002, respectively. Sale of IT products accounted for 3%, 7% and 8% of total revenues in 2000, 2001 and 2002, respectively. Other revenues, accounted for 1%, 9% and 5% of total revenues in 2000, 2001 and 2002, respectively.

As a material percentage of our business is derived from Greater China, seasonality linked to those markets, particularly the PRC, may affect our business. For example, the PRC, which accounted for 18% of our total revenues in the fourth quarter of 2002, has an extended holiday for the Lunar New Year in the first quarter of each year which affects all our operations in the mainland. Furthermore, it is generally accepted that within the e-marketing and advertising business there is some seasonality, with more activity prior to holidays, such as Christmas and the New Year. This level of activity will vary from market to market depending on the nature and timing of the holiday season. Our e-solutions business also experiences a summer slowdown. Our primary marketing channels are the Internet and traditional media, industry seminars and public relations. We have maintained our standard operational practice in offering services to our client base in the financial year for 2002.

e-business solutions service fees are derived from services provided for the design and development of Internet Web sites, system integration and monthly maintenance and hosting of computer-based information. Projects are generally priced to clients on a project-completion basis, employing a time-sheet with hourly billable charges for different stages of a project, although certain short-term Web design and development engagements are billed on a fixed-price basis. e-business solutions service fees are recognized when services are provided. Professional services and other revenues include revenues from consulting services, training, and post-contract support. Revenues from customer training and education are recognized at the date the services are performed. Revenue from post-contract support, such as unspecified upgrades and telephone support, is recognized ratably over the period the support is provided.

Advertising service fees are derived from the online sales of banner advertisements, direct mailing and sponsorships in which we deliver advertising for a fixed fee on our Web sites and advertising with our affiliates, which comprises third party Web sites and offline advertising campaigns. Online advertising revenue is derived principally from short-term advertising contracts in which we may guarantee a minimum number of impressions to advertisers over a specific period of time for a fixed fee. Advertising service fees from direct mailing are derived from advertisements sent to electronic mail users registered with us, and are recognized when advertisements are sent. Offline advertising revenue is derived principally from fees for services and production of advertisements.

Sale of IT products revenue is derived principally from the distribution of computer hardware and software products. In instances where the license agreements provide that we will provide the client with ongoing post-contract support and/or rights to upgrades and updates, and our service cannot be separated from the third party software license, revenue from licensing the software is recognized ratably over the period of the application management services agreement.

For a description of the extent to which we depend on patents, licenses, industrial, commercial or financial contracts that are material to our business or profitability, see Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks Relating to chinadotcom.

For description of the material effects of government regulations on our business, see Item 3.D. of this Annual Report, Key Information — Risk Factors — Political, Economic and Regulatory Risks.

C.    Organizational Structure

chinadotcom corporation was incorporated in June 1997. As of May 31, 2003, our principal holding company subsidiaries were held as follows:

D.    Property, Plant and Equipment

Our executive headquarters occupy approximately 26,302 square feet of gross office space under various leasing arrangements at 34/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. During 2002, we consolidated our executive headquarters office space and reduced our gross office space from 48,646 to 26,302 square feet. We also lease office and other space, as well as space for our servers, in various locations in Asia, Australia and the United States. The only real estate we own is our building located at 2-4 Old Street, Islington, London, which houses our Ion Global operations in the United Kingdom.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under Item 3.D. of this Annual Report, Key Information — Risk Factors, and included elsewhere in this Annual Report and Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk.

Overview

CIC incorporated chinadotcom as China Information Infrastructure Limited under the laws of the Cayman Islands in June 1997 as a wholly-owned subsidiary of CIC. In June 1999, CIC distributed its total interest in China.com Corporation to CIC’s shareholders in a corporate reorganization. In April 2000, we changed our name from China.com Corporation to chinadotcom corporation. The following discussion reflects our financial condition and results of our operations and our subsidiaries.

We first introduced our products and services through our former parent company in 1996. Initially, these products and services included Web hosting and maintenance. During 1996 and 1997, we derived all of our revenue from our e-business Solutions services, which were referred to as “Web solutions services” in our earlier prospectuses and financial statements. In addition, we developed relationships with content providers to our portal network, hired personnel, hosted conferences for industry participants and engaged in additional marketing activities to develop brand name awareness for our portal network. We also developed relationships with potential advertisers on our portal network and purchased, installed and operated the computer equipment we use in connection with our portal network.

In January 1998, our former parent, CIC acquired a 51% interest in The Web Connection, a Hong Kong based strategic consulting, Web site design and development enterprise, to expand our e-business Solutions services. Since December 31, 1998, we have since completed the acquisition of the remaining 49% of The Web Connection and have made many other acquisitions in the e-business Solutions area, including OpusOne Technologies International Inc. in 2002 and Praxa Limited in 2003. In May 1998, our former parent, CIC commenced its portal network services. Each of these interests and rights has been distributed by CIC to us as of June 1999. In September 2001, we launched a new brand for our e-marketing business, MEZZO Marketing, which represents the broader advertising and marketing based opportunities available in the current market, and a departure from the reliance on the online advertising network line of business. We have sought to build the MEZZO Marketing brand, especially in Australia, with the acquisition of Layabo Pty. Limited in 2002.

In July 1999, we completed our initial public offering and received net proceeds of US$85.6 million. In January 2000, we completed our second public offering and received net proceeds of US$303.9 million. In

March 2000, we completed the initial public offering of our subsidiary, hongkong.com Corporation, on the Growth Enterprise Market of The Stock Exchange of Hong Kong, or GEM, and received net proceeds of US$168.5 million. We have applied a portion of these net proceeds toward further acquisitions and investments in majority or minority interests in companies.

Approximately 39% of our revenue was generated by our e-business Solutions services in 2002, declining from 51% of our revenues in 2001, due primarily to the overall deterioration in market conditions in 2002 across all our major markets, as well as the closure of non-profitable business units. Approximately 48% of our revenue was generated by our advertising business in 2002. Advertising revenue increased to $28.3 million in 2002 from $21.4 million in 2001 due principally to a partial recovery from the difficult market conditions which existed in 2001, as well as the strong performance of the Korean operation during the course of the World Cup Soccer Tournament in mid 2002. The sale of IT products revenue segment was introduced in the fourth quarter of 2001, and in 2002 represented approximately 8% of our revenues. Prior to such time, the sale of IT products was included as other income.

We ceased to provide e-business Solutions and advertising support services to CIC in connection with AOL-branded services in Hong Kong on June 30, 2001. Such termination may materially and adversely change our relationship with AOL, which could have a material adverse effect on our business, results of operation, financial condition and share price. See risk factors disclosed in Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks relating to our Class A Common Shares — We could be adversely affected if our major strategic shareholders materially change their holdings in our shares.

Our selling, general and administrative expenses decreased as a percentage of revenues from 136% during 2001 to 64% in 2002 due primarily to the implementation of cost control measures, as well as the closing of some non-profitable business units during the period. Global headcount has fallen by approximately 50% from its peak at the start of 2001, as we moved to implement an across-the-board integration and rationalization of our business units. During the course of 2001 and 2002, we successfully consolidated our offices in each geographic market in which we operate, and more than halved the overall number of individual office locations. As a result, we realized many of the benefits of such measures in 2002.

Since December 31, 1998, we have made over 68 other acquisitions, including the acquisition of the remaining 49% of The Web Connection (which was subsequently renamed Ion Global) in Hong Kong in 1999 and 2000, acquisition of Pacific Connections Limited in Hong Kong in 1999, XT3 Pty Limited (which was subsequently renamed Ion Global (Australia) Pty Ltd.) in Australia in 2000 and 2001, Coghuff Limited, which owns 100% of Revolution Limited (which was subsequently renamed Ion Global (UK) Limited) in the United Kingdom in 2000, Venex Corporation in Japan in 2000, Wealth Corporation Ltd, which owns Beijing Chinaholiday Network Co. Ltd. and Beijing Tian Jian Rainbow Airline Service Co. in the PRC in 2000 and 2001, the URLs from CIC in Hong Kong in 2001 and 2002, Beijing China-Railway Times Science & Technology Co. Ltd. in the PRC in 2001, Layabo Pty. Limited in 2002, a majority interest in OpusOne Technologies International Inc. in 2002 with an agreement to purchase the remainder in June 2003, Praxa Limited in 2003, and Newpalm (China) Information Technology Co., Ltd. in 2003. As a result of those acquisitions, we recorded substantial goodwill amortization and stock compensation expense in 2000, 2001 and 2002. In 2000, we recorded approximately US$40.2 million of goodwill. Goodwill decreased to US$6.4 million as of December 31, 2001 and increased to US$12.0 million as of December 31, 2002. In 2000 and 2001, following our review of our acquisitions in light of changed and deteriorated market and other conditions, we recorded impairment of goodwill and intangible assets of US$43.4 million and US$40.7 million, respectively. The assessed impairment of goodwill and intangible assets was based on projected discounted cash flows of the entities acquired over the remaining amortization period. In 2002, there was no impairment of goodwill and intangible assets. As market and other conditions continue to change or deteriorate, we may need to provide for further impairment, dependent on the assessed projections of future discounted cashflows from our operating assets.

Our annual revenues for 2002 have decreased from 2001 by 8% from US$64.5 million to US$59.3 million. Our quarterly revenues have varied, and we have incurred significant net losses from inception through 2002. For the financial year ended December 31, 2002 we recorded a net loss of US$18.2 million, although we recorded net profits of US$1.2 million in the fourth quarter of 2002.

As of December 31, 2000, 2001 and 2002, we had an accumulated deficit of US$91.8 million, US$216.2 million and US$234.4 million, respectively. We may continue to incur significant net losses for the next several years partially due to our expansion plans and any acquisitions as we execute our business strategy. We and our prospects must be considered in light of the risks, costs and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Greater China and Asian technology and Internet markets.

Our expense levels are based in part on our expectations as to future revenues and to a large extent are proportional to the size of our operations. As a result of our limited operating history, the recent emergence of the Greater China and Asian technology and Internet markets and the volatility and dynamic nature of the Internet sector generally, we do not have the benefit of internal or industry-based historical financial data for any significant period of time from which we can plan future operating expenses. We may be unable to adjust spending in a timely manner to compensate for unexpected revenue growth or unexpected increases in operating expenses, including selling, general and administrative expenses related to companies we may acquire. Any significant shortfall in relation to our revenue expectations would have an immediate adverse impact on our business, results of operations and financial condition.

Subsequent to the year ending December 31, 2002, due to changes in our business model and our shift to enterprise software and related services, in order to present our revenue in a more representative format, we changed our business segmental reporting from “e-business Solutions,” “Advertising,” “Sale of IT Products” and “Other Income” to “Software and Consulting Services,” “Advertising and Marketing Activities” and “Other Income,” respectively, effective from January 1, 2003. From the first quarter of 2003 onwards, all prior periods comparative figures will be adjusted accordingly.

A.    Operating Results

The following table summarizes our historical results of operations as a percentage of total revenues for the years ended December 31, 2000, 2001 and 2002 of US$109.7 million, US$64.5 million and US$59.3 million, respectively.

	Year ended December 31,(1)
	2000	2001	2002
Revenues:
e-business Solutions(2)	56%	51%	39%
Advertising(3)	40%	33%	48%
Sale of IT products	3%	7%	8%
Other income	1%	9%	5%

Total revenues(4)	100%	100%	100%

Cost of revenues:
e-business Solutions	-35%	-34%	-24%
Advertising	-27%	-21%	-34%
Sale of IT products	0%	-5%	-6%
Other income	-1%	-3%	-2%

Gross margin	37%	37%	34%

Selling, general and administrative expenses	-92%	-136%	-64%
Depreciation and amortization expenses	-34%	-43%	-20%
Impairment of goodwill and intangible assets	-40%	-63%	—

	Year ended December 31,(1)
	2000	2001	2002
Stock compensation expense	-5%	-2%	-1%

Operating loss	-134%	-207%	-51%

Interest income	27%	41%	40%
Interest expense	-1%	-2%	-4%
Gain/(loss) arising from share issuance of a subsidiary	128%	0%	0%
Gain on disposal of available-for-sale securities	2%	7%	0%
Gain/(loss) on disposal of subsidiaries and cost investments	13%	-3%	0%
Other non-operating gains	0%	0%	2%
Other non-operating losses	-2%	-2%	0%
Impairment of cost investments and available-for-sale securities	-77%	-19%	-9%
Share of gain/(loss) in equity investees(4)	-9%	-4%	1%

Loss before income taxes	-53%	-189%	-21%

Income taxes	-1%	0%	0%

Loss before minority interests	-54%	-189%	-21%
Minority interests in losses/(income) of consolidated subsidiaries	0%	6%	1%

Loss from continuing operations	-54%	-183%	-20%

Discontinued operations:
Loss from operations of discontinued subsidiaries, net of related tax benefit of US$42 and tax expenses of US$213 for 2000 and 2001	-1%	-10%	-12%
Gain on disposal of discontinued subsidiaries	0%	0%	1%

Net loss	-55%	-193%	-31%

(1)	During the year ended December 31, 2002, we discontinued the operations of certain subsidiaries in the e-business Solutions and the Advertising segments. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as loss from operations of discontinued subsidiaries on the consolidated statements of operations. As a result of SFAS 144, the results of the continuing operations of 2000 and 2001 were restated.

(2)	Includes revenues from services provided to CIC in connection with AOL-branded services in Hong Kong representing 18%, 0% and 0% of e-business Solutions revenues for 2000, 2001 and 2002, respectively.

(3)	Includes revenues from services provided to CIC in connection with AOL-branded services in Hong Kong representing 17%, 0% and 0% of Advertising revenues for 2000, 2001 and 2002, respectively.

(4)	Includes revenues from CIC representing 16%, 0% and 0% of total revenues, for each of 2000, 2001 and 2002, respectively.

Financial Year Ended December 31, 2002 compared to Financial Year Ended December 31, 2001

Because we discontinued the operations of certain subsidiaries in the e-business Solutions and advertising segments, certain historical comparative amounts have been reclassified to conform with the current year’s presentation. Only the numbers from continuing operations are presented for comparison purposes in the following sections.

Net loss of the subsidiaries classified as discontinued operations for the years ended December 31, 2001 and 2002 were US$6.2 million and US$7.2 million, respectively. Revenues of the discontinued operations for the years ended December 31, 2001 and 2002 were US$11.1 million and US$4.3 million, respectively. Pretax loss reported in discontinued operations for the years ended December 31, 2001 and 2002 were US$6.0 million and US$7.2 million, respectively.

Revenues

e-business Solutions. Services offered through our e-business Solutions services include professional consulting, Web site design, systems integration and online marketing strategy development. Revenues from our e-business Solutions services decreased to US$23.0 million in 2002 from US$32.6 million in 2001. The decline in e-business Solutions services revenue was generally attributable to an overall deterioration in market conditions in 2002 across all our major markets, as well as the closure of non-profitable business units. The continued global economic slowdown in 2002 resulted in a dramatic reduction in the demand for our services and in the ability of companies to budget for and commission such services.

Advertising. Our advertising revenues increased to US$28.3 million in 2002 from US$21.4 million in 2001. This increase was due principally to increased online network advertising revenues from South Korea which experienced a significant increase in demand for marketing services as a result of hosting the 2002 Soccer World Cup, as well as additional revenues resulting from our acquisition of Layabo Pty. Limited and other direct marketing and data mining businesses in Australia.

Sale of IT products.This revenue segment was introduced in the fourth quarter of 2001 as prior to the new segmentation, in 2001 the revenue in our “other income” segment increased to over 10% of total revenues. Revenue from the sale of IT products remained stable at US$4.6 million in 2002 and 2001.

Other income. Revenues from other products and services we offer to our clients, excluding the sale of IT products revenue above, decreased to US$3.4 million in 2002 from US$5.9 million in 2001. The decreasein “other income” was due principally to decreased sales of non-Internet related products and services, in particular to the contribution and performance of Travel Trade Gazette, a Singapore-based trade publication owned by hongkong.com.

Cost of revenues

e-business Solutions. Our cost of e-business Solutions revenues decreased to US$14.0 million in 2002 from US$21.9 million in 2001. As a percentage of revenues, our cost of revenues for our e-business Solutions decreased to 24% in 2002 from 34% in 2001. Cost of revenues for e-business Solutions in 2002 decreased from 2001 due principally to the reduced level of business activity during 2002 together with the closure of non-profitable business units.

Advertising. Our cost of advertising revenues increased to US$20.0 million in 2002 from US$13.5 million in 2001. As a percentage of revenues, our cost of revenues for our advertising services increased to 34% in 2002 from 21% in 2001. Cost of revenues for advertising in 2002 increased from 2001 due principally to the increase in advertising revenues in 2002 particularly from the Korean marketing operation.

Sale of IT products. Our cost of sale of IT products decreased to US$3.3 million in 2002 from US$3.5 million in 2001. As a percentage of revenues, our cost of revenues for our sale of IT products increased to 6% in 2002 from 5% in 2001.

Other income. Our cost of “other income” decreased to US$1.5 million in 2002 from US$2.0 million in 2001. As a percentage of revenues, our cost of revenues for our “other income” decreased to 2% in 2002 from 3% in 2001.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses significantly decreased to US$38.0 million in 2002 from US$87.9 million in 2001. As a percentage of revenues, our selling, general and administrative expenses decreased to 64% of revenues in 2002 from 136% of revenues in 2001. This was due to effective cost control measures, as well as the closing of some non-profitable business units during the period. The decrease in our selling, general and administrative expenses was due principally to our decreased headcount, as well as across-the-board cost savings throughout the company.

Depreciation and amortization expense. Our depreciation and amortization expense decreased to US$11.9 million in 2002 from US$27.4 million in 2001. This decrease reflected the decrease in the purchase of property, plant and equipment during the course of the years 2001 and 2002, the lower book value of fixed assets in 2002 due to previous writedowns for impairment in 2001, and the end of the three-year straight line depreciation period for investments in assets made in 1998 and 1999.

Impairment of goodwill and intangible assets. There was no impairment of goodwill and intangible assets in 2002 as compared to US$40.7 million in 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The non-amortization provisions of SFAS 142 were effective immediately for goodwill and intangible assets acquired after June 30, 2001. We adopted the remaining provisions of SFAS 142 effective January 1, 2002. The adoption of SFAS 142 will not have a material impact on our amortization of goodwill and intangible assets as the majority of our goodwill and intangible assets affected by the adoption of SFAS 142 were written off in prior years. Upon adoption of SFAS 142, we were required to perform a transitional impairment test for all recorded goodwill within six months and for intangible assets with indefinite lives within three months and, if necessary, determine the amount of an impairment loss by December 31, 2002. We performed the transitional impairment test for goodwill on June 30, 2002 and the annual impairment test on December 31, 2002. No impairment charge was recorded during 2002.

Stock compensation expense. Our stock compensation expense consists of those expenses we are required to recognize when we issue shares and grant options to acquire our shares to directors and employees at a discount to fair market value at the time of the issue or grant, or that can only be exercised following the satisfaction of certain performance milestones. Our stock compensation expense decreased to US$0.3 million in 2002 from US$1.2 million in 2001.

Interest income

Our interest income decreased to US$23.9 million in 2002 from US$26.8 million in 2001. This decrease was due to several factors, including lower overall prevailing interest rates during 2002, our implementation of a more conservative investment strategy of buying more highly rated debt securities for our investment portfolio with lower yields, and lower cash levels in 2002. The treasury management program in 2002 utilized the Global Master Repurchase Agreement, or Repurchase Agreement, with Fortis Bank, and the Total Return Swap Transaction Agreement, or Swap Agreement, with DBS Bank, to purchase more conservative, lower yielding instruments, such as debt securities of U.S. government sponsored enterprises.

As of December 31, 2002, the total amount drawn under the Repurchase Agreement and the Swap Agreement was US$125.0 million, and as of May 31, 2003, we may borrow up to US$400.0 million under these facilities on such terms as we and the counterparty banks may mutually agree. Except for bank loans of US$115.0 million due in 2003 and US$10.0 million due between 2004 through 2011, these arrangements do not have termination dates, but are reviewed annually for renewal.

Under our Repurchase Agreement, we sold certain debt securities to Fortis Bank at a discounted price, and the bank agreed to sell back to us at that same discounted price the same debt securities at a later date. Either party with a net exposure from the transaction arising from fluctuations in the market value of the debt securities may request the other party to make a cash transfer or transfer of acceptable debt securities at least equal to that net exposure. During the period between the date that we sold the debt securities to the bank and the later date we repurchase such securities, the bank has agreed to pay us any income in respect of the debt securities sold, and we have agreed to pay interest to the bank at Libor plus a spread per annum based on the discounted price of the debt securities we sold to the bank and the number of days between the date we sold the securities to the bank and the date the bank sells them back to us. At December 31, 2002, the repurchase transactions entered into only allowed the buyer to request the seller to make a cash or acceptable debt securities transfer at least equal to the net exposure.

Under our Swap Agreement with DBS Bank, we transferred securities and financial instruments to the bank in exchange for cash, and concurrently, we agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged plus interest. The Swap Agreement permits us to elect for net cash settlement upon termination of the total return swap transaction. During the period between the date we transferred the securities and financial instruments and date we reacquire them, which is three calendar years, the bank has agreed to pay us any income in respect of the securities transferred and we have agreed, in turn, to pay the bank a price differential calculated on the cash exchanged multiplied by Libor plus a spread per annum and the number of days between the date we transferred the securities to the bank and the date we reacquire the securities and financial instruments.

As of December 31, 2002, an aggregate of US$125.0 million was outstanding under our repurchase facilities with US$115 million outstanding under our Repurchase Agreement with Fortis Bank and US$10 million outstanding under our Swap Agreement with DBS Bank. Proceeds from the drawdowns were used to purchase additional debt securities from U.S. government sponsored enterprises that yielded US$3.8 million in interest income in 2002. For a further description of these agreements, see Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Liquidity and Capital Resources. For a summary of certain risks related to these agreements, see Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk. Approximately US$151.1 million of our total cash and cash equivalents and debt securities available-for-sale as of December 31, 2002 is effectively set aside as collateral under the Repurchase Agreement and Swap Agreement, and categorized as “restricted debt securities” in our consolidated balance sheet.

The weighted average interest rate on short-term borrowings as of December 31, 2001 and 2002 was 2.2% and 2.1%, respectively.

Interest Expense

Our interest expense increased to US$2.6 million in 2002 from US$1.5 million in 2001. This increase was principally due to increased aggregate borrowings under our repurchase facilities for the purchase of additional investments in high grade debt of U.S. government treasuries, U.S. government sponsored enterprises and other debt obligations.

Other Gains and Losses

There was no gain or loss arising from share issuance of a subsidiary as compared to a loss of US$55,000 in 2001. Our loss on disposal of available-for-sale securities was US$158,000 in 2002 as compared to a US$4.4 million gain in 2001. Our gain or loss on disposal of subsidiaries decreased to a loss of US$117,000 in 2002 from a loss of US$1.9 million in 2001 which included the write-off of balances due from disposed subsidiaries of US$93,000. We recorded other non-operating gains of US$1.2 million in 2002. We recorded other non-operating losses of US$288,000 in 2002. We recorded a gain of US$682,000 from our share of gains in equity investees in 2002 as compared to US$2.6 million loss in 2001.

Impairment of cost investments and available-for-sale securities

We recorded a loss of US$5.4 million for the impairment of cost investments and available-for-sale securities in 2002. This loss was principally the result of impairments on our available-for-sale securities.

Net loss from continuing operations

As a result of the foregoing factors, we recognized a net loss of US$11.6 million in 2002 compared to a net loss of US$118.2 million in 2001.

Financial Year Ended December 31, 2001 compared to Financial Year Ended December 31, 2000

Because we discontinued the operations of certain subsidiaries in the e-business Solutions and advertising segments, certain historical comparative amounts have been reclassified to conform with the current year’s presentation. Only the numbers from continuing operations are presented for comparison purposes in the following sections.

Net loss of the subsidiaries classified as discontinued operations for the years ended December 31, 2000 and 2001 were US$1.4 million and US$6.2 million, respectively. Revenues of the discontinued operations for the years ended December 31, 2000 and 2001 were US$11.6 million and US$11.1 million, respectively. Pretax loss reported in discontinued operations for the years ended December 31, 2000 and 2001 were US$1.4 million and US$6.0 million, respectively.

Revenues

e-business Solutions. Services offered through our e-business Solutions services included professional consulting, Web site design, systems integration and online marketing strategy development. Revenues from our e-business Solutions services decreased to US$32.6 million in 2001 from US$61.3 million in 2000. The decline in e-business Solutions services revenue was generally attributable to an overall deterioration in market conditions in 2001 across all our major markets. The collapse of the Internet bubble in 2000 and the global economic slowdown in 2001 resulted in a dramatic reduction in the demand for our services and in the ability of companies to budget for and commission such services. Our revenues from e-business Solutions also decreased as a result of not booking any revenues for services provided to CIC in 2001 in connection with AOL-branded services in Hong Kong, as compared to US$12.0 million for such services which were booked in 2000. Prior to the introduction of the “sale of IT products” segment, revenues from e-business solutions would have amounted to US$61.3 million in 2000.

Advertising. Our advertising revenues decreased to US$21.4 million in 2001 from US$43.8 million in 2000. This decrease was again due principally to deteriorating market conditions in 2001, exacerbated by the impact on the advertising industry from the September 11th terrorist attacks in the United States. Our revenues from advertising also decreased as a result of not booking any revenues in 2001 for services provided to CIC in connection with AOL-branded services in Hong Kong, as compared to US$7.9 million booked in 2000.

Sale of IT products. This revenue segment was introduced in the fourth quarter of 2001 as prior to the new segmentation, in 2001 the revenue in our “other income” segment increased to over 10% of total revenues. Revenue from the sale of IT products increased to US$4.6 million in 2001 from US$3.3 million in 2000 when the revenue of non-profitable business units were excluded.

Other income. Revenues from other products and services we offer to our clients, excluding the sale of IT products revenue above, increased to US$5.9 million in 2001 from US$1.3 million in 2000. The increase in “other income” was due principally to increased sales of non-Internet related products and services, in particular to the contribution and performance of Travel Trade Gazette, a Singapore-based trade publication owned by hongkong.com. Prior to the introduction of the “sale of IT products” segment, the “other income” segment amounted to US$4.6 million in 2000.

Cost of revenues

e-business Solutions. Our cost of e-business Solutions revenues decreased to US$21.9 million in 2001 from US$38.6 million in 2000. As a percentage of revenues, our cost of revenues for our e-business Solutions decreased to 34% in 2001 from 35% in 2000. Cost of revenues for e-business Solutions in 2001decreased from 2000 due principally to the reduced level of business activity during 2001. Prior to the introduction of the “sale of IT products” segment, cost of revenues from e-business Solutions would have amounted to US$38.6 million in 2000.

Advertising. Our cost of advertising revenues decreased to US$13.5 million in 2001 from US$29.1 million in 2000. As a percentage of revenues, our cost of revenues for our advertising services decreased to 21% in 2001 from 27% in 2000. Cost of revenues for advertising in 2001decreased from 2000 due principally to poorer market conditions in 2001.

Sale of IT products. Our cost of sale of IT products increased to US$3.5 million in 2001 from US$0.1 million in 2000 from the continuing operations.

Other income. Our cost of “other income” increased to US$2.0 million in 2001 from US$1.3 million in 2000. As a percentage of revenues, our cost of revenues for our “other income” increased to 3% in 2001 from 1%in 2000, representing principally the cost of sales relating to Travel Trade Gazette. Prior to the introduction of the “sale of IT products” segment, revenues from the “other income” segment would have amounted to US$5.5 million in 2001, from US$1.3 million in 2000.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased to US$87.9 million in 2001 from US$101.3 million in 2000. As a percentage of revenues, our selling, general and administrative expenses increased to 136% of revenues in 2001 from 92% of revenues in 2000. This was due to revenues falling at a more rapid rate than selling, general and administrative expenses during the period. The decrease in our selling, general and administrative expenses was due principally to our decreased headcount as well as across-the-board cost savings throughout the company.

Depreciation and amortization expense. Our depreciation and amortization expense decreased to US$27.4 million in 2001 from US$37.8 million in 2000. The year-over-year decrease was due principally to fewer acquisitions of companies, as well as to the establishment of a lower goodwill base during 2001 due to the write-off of certain investments at the end of 2000 and during 2001. This was partially offset by the purchase of property, plant and equipment during the course of the year 2000, particularly the second half of the year, which increased the level of depreciation expense on a full year basis in 2001.

Impairment of goodwill and intangible assets. Our expenses related to the impairment of goodwill and intangible assets decreased to US$40.7 million in 2001 from US$43.4 million in 2000. This included impairment of US$7.8 million related to the acquisition of Wealth Corporation in the PRC, US$3.2 million related to the acquisition of Coghuff Limited, which owns 100% of Revolution Limited in the UK, US$7.1 million related to the acquisition of Ion Global (Australia) Pty Ltd in Australia, US$6.6 million related to the acquisition of DAE Advertising Inc. in the US, US$7.8 million related to the acquisition of Venex Corporation in Japan, and US$2.77 million related to the impairment of software purchased from PurchasePro.com, Inc, or PurchasePro.com. The US$2.77 million impairment of the PurchasePro.com software was an adjustment made to our previously reported fourth quarter 2001 and full year 2001 results, and was the result of our re-assessment and valuation of this software in light of changed and deteriorated market and other conditions. As a result, our net loss for both fourth quarter 2001 and full year 2001 increased by US$2.77 million as compared to previously reported numbers. Our fourth quarter 2001 net loss was adjusted to US$12.97 million, as compared to the previously reported US$10.2 million loss, while the full year 2001 net loss increased to US$124.4 million from the previously reported US$121.6 million loss. Including this adjustment, total impairment of goodwill and intangible assets totaled US$40.7 million for the full year 2001.

Stock compensation expense. Our stock compensation expense consists of those expenses we are required to recognize when we issue shares and grant options to acquire our shares to directors and employees at a discount to fair market value at the time of the issue or grant, or that can only be exercised following the satisfaction of certain performance milestones. Our stock compensation expense decreased to US$1.2 million in 2001 from US$5.1 million in 2000, of which US$2.0 million represented the recognition of stock compensation and other compensation expense incurred by our acquisition of The Web Connection.

Interest income

Our interest income decreased to US$26.8 million in 2001 from US$29.9 million in 2000. This decrease was principally due to lower levels of interest income derived from investments in debt obligations as the size of our cash holdings reduced during the course of 2001 versus 2000. The investments in 2000 were composed of more conservative, lower yielding instruments, involving the investment of cash holdings raised through the capital markets in 1999 and 2000 primarily into the debt securities of U.S. government sponsored enterprises, as compared to a more active management program in 2001. The reduction in cash levels in 2001 more than offset the positive benefit of the repurchase facility and the more active treasury management program in 2001.

Our interest income in 2001 included US$0.8 million earned from additional debt instruments which we purchased with the US$100.0 million drawdown amount as of December 31, 2001 under our repurchase facility. For a further description of our repurchase facility, see Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Liquidity and Capital Resources. For a summary of the exposure of certain risks related to our repurchase facility, see Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk. Borrowings from our repurchase facility amounted to US$114.9 million as of December 31, 2001, of which we have used US$100.0 million to purchase additional debt instruments. Approximately US$135.0 million or 26.8% of our total cash and cash equivalents and debt securities available-for-sale of US$504.0 million as of December 31, 2001 is effectively set aside as collateral under the repurchase agreement and categorized as “restricted debt securities” in our consolidated balance sheet. Approximately 10.1% and 20.0% of quarterly interest income in the fourth quarter 2001 and first quarter 2002, respectively, was derived from interest income resulting from funds used from the repurchase facility to invest in debt securities.

Interest expense

Our interest expense increased to US$1.5 million in 2001 from US$1.0 million in 2000. This increase was principally due to new bank loans obtained for the purchase of additional investments in debt securities.

Gain / (loss) arising from share issuance of a subsidiary

Our gain or loss arising from share issuance of a subsidiary decreased to a loss of US$55,000 in 2001 from a gain of US$140.0 million in 2000 which represented the gain from our sale of 18% of hongkong.com Corporation by way of its initial public offering and listing on the Growth Enterprise Market Stock Exchange of Hong Kong.

Gain on disposal of available-for-sale securities

Our gain on disposal of available-for-sale securities increased to US$4.4 million in 2001 from US$1.7 million in 2000 due principally to greater gain realized from the disposal of treasury instruments.

Gain / (loss) on disposal of subsidiaries and cost investments

Our gain or loss on disposal of subsidiaries decreased to a loss of US$1.9 million in 2001 from a gain of US$14.0 million in 2000 which included the gain of US$2.9 million realized from the sale of 20% of Pacific Connections Ltd. and the gain of US$10.5 million from our sale of 19.9% of MEZZO Marketing to 24/7 Real Media.

Other non-operating losses

We recorded other non-operating losses of US$1.3 million in 2001, which represented expenses for non-operational activities.

Impairment of cost investments and available-for-sale securities

We recorded a loss of US$12.3 million for the impairment of cost investments and available-for-sale securities in 2001. This loss was principally the result of a US$8.1 million impairment on our interest in certain of our less than 20% owned minority investments, and a US$4.2 million write down of our available-for-sale securities including our holding in Panpac Media.com Limited.

Share of losses in equity investees

We recorded a loss of US$2.6 million for the share of losses in equity investees in 2001, compared with a loss of US$9.4 million in 2000 which was due to our re-assessment and re-valuation of our investment in equity investees in 2000 in light of changed and deteriorated market and other conditions.

Net loss from continuing operations

As a result of the foregoing factors, we recognized a net loss of US$118.2 million in 2001 compared to a net loss of US$58.4 million in 2000.

Annual Variations

Our historical revenues and operating results have varied substantially from year to year, and we expect this to continue. Factors that cause fluctuations in our operating results include:

•	marketing expenditures;

•	discontinuation of non-performing and non-profitable businesses

•	salaries and benefits to our employees;

•	interest income from our treasury portfolio;

•	mark to market or realized losses and realized gains related to our treasury portfolio;

•	administrative expenditures such as legal and other professional services;

•	general health of the economy and our sector and the ability of our customers to pay for our services provided;

•	level of usage of technology, the Internet and mobile applications in the Greater China and Asia markets;

•	demand for Internet advertising in the Greater China and Asia markets;

•	demand for Internet and Web site development in the Greater China and Asia markets;

•	the amount and timing of capital expenditures and other costs relating the expansion of our operations;

•	completion of acquisitions, divestitures, partnerships, joint ventures and other business combinations;

•	our ability to record revenue from key clients; and

•	the introduction or elimination of products and services by us or our competitors.

Credit risks:

We provide e-business solutions, advertising and sale of IT products to businesses in Australia, Hong Kong, Japan, South Korea, the PRC, the Republic of China, Singapore, the United Kingdom and the United States. We generally do not require collateral for accounts receivable.

We maintain cash and cash equivalents with various financial institutions in Australia, Hong Kong, Japan, South Korea, the PRC, the Republic of China, Singapore, the United Kingdom and the United States. Our policies are designed to limit exposure to any one institution. We perform periodic evaluations of the relative credit standing of those financial institutions that are considered in our investment strategy.

In connection with our sale of IT products and enterprise software business, we may purchase from vendors and then resell to customers. Typically the payment terms for the third party software are 60 days from the date of invoice, but in some cases payment may be required upon delivery. We may not collect sufficient value from customers to cover the original cost of the third party software that we have already purchased, or collect funds from our customers in a timely enough manner to enable us to generate sufficient cashflows to cover the purchase of the third party products.

Business risks:

Our top ten customers accounted for 30%, 9% and 14% of our revenue for the years ended December 31, 2000, 2001 and 2002, respectively. The percentage of revenues generated from our top ten customers increased between 2001 and 2002 due to the addition of several large governmental contracts, including a contract with the Department of Trade and Industry in the United Kingdom. While 16% of our revenues was attributable to CIC in 2000, no revenue was attributable to CIC in either 2001 or 2002.

Currency risks:

The functional currency for our operations is the respective currency of the countries in which we operate. There were no material operating trends or effects on liquidity as a result of fluctuations in currency exchange rates. We do not, in the normal course of business, use any types of derivatives to hedge against foreign currency fluctuations, nor do we speculate in foreign currency. However, some of our business is transacted in renminbi, or RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. This serves to minimize foreign currency translation loss and risks associated with RMB currency fluctuations, although there is a minimal associated cost.

Inflation and changing prices

We do not anticipate any material impact on our net sales and revenues, or on our income from continuing operations as a result of the impact of inflation and changing prices.

B.    Liquidity and Capital Resources

Since July 1999, we have financed our operations and met our capital expenditures and commitments from the net proceeds of our private placements, our July 1999 initial public offering, our second public offering in January 2000 and our March 2000 initial public offering for hongkong.com Corporation, as well as the interest income derived from investing such proceeds in debt securities. For a summary of the exposure of our debt securities to various market risks including credit default or investment and interest rate, see Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk.

Cash from operating activities

We had positive operating cash flow of US$15.9 million for 2002 compared to a negative operating cash flow of US$17.6 million for 2001. Our shift to positive cash flow from operations was attributable principally to our reduction of net losses from US$124.4 million in 2001 to US$18.2 million in 2002. As described above, the significant reduction in net losses was attributable to many factors, most notably a steep reduction in operating expenses in 2002. Adjustments for certain non-cash items including depreciation, amortization, stock option compensation expense, net investment impairment, net goodwill and intangible asset impairment restructuring costs and other non-cash items, and the effect of changes in working capital and other activities (including US$10.9 million of positive cash flows from deposits, prepayments and other receivables) of US$34.1 million contributed to our 2002 positive operating cash flow of US$15.9 million.

Cash from investing activities

During 2002, we used US$18.8 million of our cash to expand our business in the Asia Pacific region including purchases of intangible and property, plant and equipment and acquisitions of subsidiaries and cost investments. This included US$4.6 million paid as part of the first installment for the purchase of OpusOne Technologies. Capital expenditures of US$5.5 million consisted primarily of purchases of computer hardware, software, server equipment and furniture and fixtures. The net cash used in all investing activities, including the disposal and purchase of treasury instruments and fixed and other assets, was US$8.8 million for 2002 and US$120.5 million for 2001.

Cash provided by financing activities

In 2002, cash provided by our financing activities was approximately US$5.2 million. Cash provided by our financing activities decreased by 95% from approximately US$111.5 million for the financial year ended December 31, 2001. The lower levels of cash provided by financing activities in 2002 was due to a lack of capital markets activity during the year. Cash provided by our financing activities in 2002 was primarily due to the drawdown of US$125.3 million from our bank repurchase facilities, and was offset by repayment of US$116.3 million under our bank repurchase facilities. For a summary of the exposure of certain risks related to our repurchase facility, see Item 11 of this Annual Report, Quantitative And Qualitative Disclosures About Market Risk.

Our financing activities over the last three years include:

•	US$303.9 million from our sale of the equivalent of 7,626,000 Class A Common Shares in our January 2000 second public offering;

•	US$168.5 million from our sale of 18% of our subsidiary, hongkong.com Corporation in its March 2000 initial public offering on GEM;

•	US$125.0 million from our bank repurchase facilities in 2002; and

•	US$12 million from our bank repurchase facilities in January 2003 which was repaid in February 2003.

On October 3, 2000, we filed with the Commission, our registration statement on Form F-3 relating to the sale of 3,314,685 Class A Common Shares. We did not receive any proceeds from the sale of those registered shares as they were sold for the account of selling shareholders.

On January 12, 2001, we registered 15 million Class A Common Shares, par value US$0.00025 per share, that may be offered and issued from time to time in connection with acquisition of other businesses, assets or securities. We do not expect to receive any proceeds from the sale of these registered shares as the subsequent sales will be solely to and for the accounts of the selling shareholders, if any.

We currently anticipate the net proceeds from our financing activities to date, including the interest income derived from previous capital raising exercises and the available funds and cash flows generated from our operations, will be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion in the near future. We may need to raise additional funds, however, in order to:

•	fund further expansion and acquisitions;

•	develop new or enhanced services or products;

•	respond to competitive pressures; and/or

•	acquire complementary operations, products, business or technologies.

Commitments, leases and long-term contracts

As of December 31, 2002, we had future minimum office rental and telephone line lease payments under non-cancelable operating leases of US$1.5 million in 2003 and US$0.2 million in 2004.

Liquidity

As of December 31, 2002, we had US$33.3 million in cash, cash equivalents and restricted cash and approximately US$471.2 million mainly invested in available-for-sale debt securities issued by U.S. government sponsored enterprises, international corporations and commercial banking institutions. The US$471.2 million includes U.S. government sponsored enterprises and corporate debt securities with a market value of US$151.1 million which are segregated and secured in accordance with certain repurchase agreements covering such debt securities. All debt securities held by the Company have maturity terms from one to over nine years. At December 31, 2002 and March 31, 2003, all the debt securities (both available-for-sale and those restricted pursuant to our repurchase facility) were carried at market value of US$471.2 million and US$302.1 million, respectively, and unrealized gain of US$3.4 million and US$2.0 million as at December 31, 2001 and March 31, 2002, respectively, were reported as “accumulated other comprehensive income” on our consolidated balance sheet.

Our primary liquidity source is the interest income generated from our cash holdings and debt securities, which can fluctuate according to the composition of our investment portfolio. In addition, we have primary lines of credit with two commercial banks through our repurchase facilities, which as of May 31, 2003 in the aggregate enable us to borrow up to a total of US$400.0 million on such terms as we and the banks may mutually agree. As of December 31, 2002, we have drawn an aggregate amount of US$125.0 million against these lines of credit, US$115.0 million of which are repayable in 2003 and US$10.0 million of which are repayable through 2011. In addition, certain of our operating companies maintain usual and customary lines of credit and over-draft protection accounts with banks to meet their operating needs.

In August 2001, each of us and our subsidiary, hongkong.com Corporation entered into a Global Master Repurchase Agreement with Fortis Bank nv-sa, an AA- rated bank (as rated by Standard & Poor’s) to establish a repurchase facility which enables us to draw down via Fortis Bank, Hong Kong Branch as of May 31, 2003 up to US$250 million in funding for a one year term. The Fortis Bank facility has been renewed for 2002. In addition, another repurchase facility with similar terms was negotiated with DBS Bank, an A+ rated bank (as rated by Standard & Poor’s), allowing us to draw down up to US$150 million for a three-year term. Each drawdown under the DBS Bank facility is to be agreed upon between ourselves and DBS Bank prior to execution. Both facilities were established to provide us with a source of reasonably priced capital to give us flexibility to finance operational working capital requirements, acquisitions, as well as our treasury management program, without having to liquidate our investment portfolio at short notice. Under these repurchase facilities, any draw down requires us to sell certain debt securities to the bank at a certain price, and the bank agrees to sell back to us the same securities at the same purchase price at a later date. The repurchase dates are set in three or six month intervals for an entire term of one year or three years, depending on which facility is drawn. In effect, the bank retains title to our securities as collateral to enable us to draw down up to a total of US$400 million.

Under our repurchase facility with Fortis, we have the ability to borrow up to US$138 million and US$92 million with respect to our investment portfolio of AAA rated debt securities and hongkong.com’s investment portfolio of AAA rated debt securities, respectively. We have a further ability to borrow up to US$12 million and US$8 million with respect to our investment portfolio of A/AA rated debt securities and hongkong.com’s investment portfolio of A/AA rated debt securities, respectively. Ratings are determined by Standard & Poor’s. Our AAA and A/AA facilities with Fortis require us to maintain a minimum maintenance lendable ratio of 85% and 75%, respectively. As an example, if we were to draw down US$48.0 million under the AAA-rated facility, in order to maintain the minimum lendable ratio of 85%, we would need to set aside debt securities with a market value of US$56.5 million from our investment portfolio as collateral for this drawdown. Our repurchase facility with DBS Bank offers us an 85% lending ratio on either AAA or AA rated debt securities, held as collateral. In case the market value of our collateral declines, Fortis and DBS have the right to sell or may request us to make a cash or debt securities transfer to Fortis and DBS, respectively, in the amount at least equal to that net exposure. During the period between the date that we sold the debt securities to Fortis or DBS, respectively, and the repurchase date, Fortis and DBS have agreed to pay us any interest income accruing to the debt securities that we have sold to Fortis and DBS, respectively. We have agreed to pay Fortis interest with respect to any drawdown calculated at Libor plus 0.20% or 0.32% per annum, depending upon whether we have set aside AAA or A/AA debt securities. We have agreed to pay DBS interest with respect to any drawdown calculated at Libor plus 0.35%. As of December 31, 2002, we have drawn US$115.0 million against the Fortis facility, all of which we have used to purchase debt instruments. We have also drawn US$10.0 million against the DBS facility, all of which has also been used to purchase debt instruments. For a summary of the exposure of our repurchase facility to certain risks, see Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk.

Capital Expenditures

Our total capital expenditures amounted to US$29.2 million, US$8.3 million and US$5.5 million in 2000, 2001 and 2002, respectively. Our primary capital expenditure in each of those years was the purchase of computers, servers and network equipment, and other items related to the expansion of our business network across the Asia Pacific, the United States and the United Kingdom. We have funded our operations and capital expenditures entirely through funds raised from our shareholders, including private rounds of financing prior to our IPO in July 1999 and a second public offering in January 2000. For the foreseeable future we anticipate that we will fund our operations and capital expenditures primarily by applying the cash holdings still available to us from the proceeds of our equity offerings.

Contractual Obligations and Other Commitments

Total long-term bank loans amounted to US$11.6 million at December 31, 2002, in which there was a mortgage loan of US$1.5 million on a building we purchased in 2001. The mortgage loans will be repaid by installments with the last payment due in 2011. Freehold land and buildings with a carrying amount at December 31, 2002 of US$2.5 million are pledged as collateral to secure these loans. The weighted average interest rates on our long-term bank loans as of December 31, 2002 was 2.1% compared to 4.1% as of December 31, 2001. The decline was attributable to an overall decline in interest rates.

As of December 31, 2002, we had future commitments to purchase additional shareholdings in three subsidiaries for an aggregate of US$1.0 million and additional consideration based on the future revenues, gross margins and/or operating results of the subsidiaries. The commitments shall be settled by cash and/or our shares.

During the year ended December 31, 2002, 1,764,555 Class A Common Shares were repurchased at prices ranging from US$1.92 to US$3.24 per share. 1,692,001 of the repurchased Class A Common Shares were retired at prices ranging from US$2.334 to US$2.826 per share. The redemption premium was deducted from the additional paid-in capital.

Financial Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to goodwill and intangible assets, investment, revenue recognition, accounts receivable and allowance for doubtful accounts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We generate revenues from three primary sources: e-business solutions, advertising and sales of IT products. In addition, we generate revenue from the provision of software licenses, professional services and application of management services.

e-business solutions service fees are derived from services provided for the design and development of Internet Web sites, system integration and monthly maintenance and hosting of computer-based information. Projects are generally priced to clients on a project-completion basis, employing a time-sheet with hourly billable charges for different stages of a project, although certain Web design and development engagements which are short-term projects are billed on a fixed-price basis. e-business solutions service fees are recognized when services are provided. Professional services and other revenues include revenues from consulting services, training, and post-contract support. Revenues from customer training and education are recognized at the date the services are performed. Revenue from post-contract support, such as unspecified upgrades and telephone support, is recognized ratably over the period the support is provided.

Advertising service fees are derived from the online sales of banner advertisements, direct mailing and sponsorships in which we deliver advertising for a fixed fee on our Web sites and advertising with our affiliates, which comprises third party Web sites and offline advertising campaigns. Online advertising revenue is derived principally from short-term advertising contracts in which we may guarantee a minimum number of impressions to advertisers over a specific period of time for a fixed fee. Revenues from online banner advertising are recognized ratably in the period in which the advertisement is displayed, provided that we have no significant remaining obligations and collection of the resulting receivable is reasonably assured, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of contract. Advertising service fees from direct mailing are derived from advertisements sent to electronic mail users registered with us, and are recognized when advertisements are sent. Offline advertising revenue is derived principally from fees for services and production of advertisements. Revenue is realized when the service is performed, in accordance with the terms of the contractual arrangement, and collection is reasonably assured.

Certain of our subsidiaries act as an advertising agent for their customers, and the related revenues are recorded net in the consolidated statement of operations.

We pay affiliated Web sites a percentage of advertising revenue, ranging from 50% to 85%, in exchange for providing advertising space to our network. We become obligated to make payments to such advertising affiliates in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

Sale of IT products revenue is derived principally from the distribution of computer hardware and software products. Revenue is recognized when the title to the products and risk of ownership are transferred to customers, which occurs principally upon delivery to the customer. In instances where the license agreements provide that we will provide the customer with ongoing post-contract support and/or rights to upgrades and updates, and our service cannot be separated from the third party software license, revenue from licensing the software is recognized ratably over the period of the concurrent application management services agreement. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related sales are recorded.

Goodwill and intangible assets

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, we adopted SFAS 142, Goodwill and Other Intangible Assets. In accordance with SFAS 142, we ceased amortizing goodwill and performed a transitional test of goodwill as of January 1, 2002. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and, in certain circumstances, between annual tests. The test involves a two-step process. The first step involves comparing the fair value of the reporting unit with the reporting unit’s carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the test to determine the amount of impairment loss. Fair value is allocated to the reporting unit’s assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. This implied fair value is then compared with the carrying amount of the reporting unit’s goodwill, and if it is less, we would then recognize an impairment loss. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over a period of two to five years. The carrying value of goodwill was reviewed for possible impairment whenever events or changes in circumstances indicated that an impairment might exist. No goodwill impairment losses have been recognized in 2002.

Our intangible assets represent our trademarks, service marks, URLs, software applications and programs, and customer databases. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic life of the respective assets. We have registered certain trademarks, service marks and domain names with the United States Patent and Trademark Office and in other jurisdictions. We believe the service marks and domain names are of material importance to our business and have an estimated useful life of twenty years. Accordingly, these trademarks, service marks and domain names are amortized on a straight-line basis over a period of twenty years. We have purchased certain software programs and customer databases as a result of acquisitions. We consider the software applications and customer databases will generate revenues for us for three years. Accordingly, these software applications and programs and customer database are amortized on a straight-line basis over a period of three years. We annually review and adjust the carrying value of purchased intangible assets if the facts and circumstances suggest purchased intangible assets may be impaired. If this review indicates purchased intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the acquired entity over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows.

Investments

Debt and marketable equity investments which represent available-for-sale securities are stated at fair value. Unrealized holding gain or loss, net of tax, on available-for-sale securities is included in a separate component of shareholders’ equity. Realized gains and losses and decline in value judged to be other than temporary on available-for-sale securities are included in gain/loss on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. The cost of securities sold is based on the first-in, first-out method. Interest and dividends on securities classified as available-for-sale are included in interest income and other income, respectively.

All other investments, for which we do not have the ability to exercise significant influence and there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared. We periodically evaluate the carrying value of our investments accounted for under the cost method of accounting, and declines in value are included in impairment of cost investments.

Accounts receivable and allowance for doubtful accounts

The allowance for doubtful accounts is provided based on evaluation of collectibility, aging analysis of accounts and management’s judgment. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current credit-worthiness and the past collection history of each customer. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impact of Certain Recently Issued Accounting Standards

In April 2002, the Financial Accounting Standards Board, or FASB, issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board, or APB, Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Gains or losses from extinguishment of debt that do not meet the criteria of APB 30 should be reclassified to income from continuing operations in all prior periods presented. We adopted SFAS 145 effective January 1, 2002, and expect the adoption to have no material effect on our results of operations and financial condition.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force, or EITF, Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supersedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 were effective for us in 2002. We do not expect SFAS 148 to have a material effect on our results of operations or financial condition.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the effect that the adoption of EITF 00-21 will have on our results of operations and financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. We do not expect the adoption of FIN 45 will have an impact on our consolidated financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently evaluating the effect that the adoption of FIN 46 will have on our results of operations and financial condition.

C.    Research and Development, Patents and Licenses, etc.

We do not have a formal research and development policy, and to date we have not spent significant amounts on company-sponsored research and development activities. In 2002, research and development costs represented less than 1% of our revenues. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase as a percentage of overall revenues, particularly considering the anticipated cost of software development activities in China. At this time, we do not expect our research and development costs for future years to account for a greater percentage of revenues than currently expected in 2003.

D.    Trend Information

The industries in which we compete continued to undergo rapid change over the course of 2002 as competitive models evolved, a trend compounded by continuing subdued investment and business sentiment towards the businesses that we own and operate. Similar to many other companies in related parts of the technology and Internet industries, we saw a slowdown or reversal in our existing operations throughout the first half of 2002, and then a stabilization during the second half of 2002. We discontinued non-performing and non-profitable operations during the course of 2002, and have taken additional cost cutting measures in order to reduce losses. At the same time, we continue to execute our software strategy to move up the value curve through investments in software-related business and through entering strategic partnerships with leading software vendors. As a result of these actions, we recorded a net profit for the first time since our public offering (with the exception of the one-time non-operating profit recorded in 2000 from the sale of shares in Hongkong.com), of US$1.2 million in the fourth quarter of 2002.

While the first half of 2002 continued to reflect the effects of the regional and global economic slowdown, there were signs by the fourth quarter of 2002 that conditions were beginning to stabilize, as evidenced by a 2% improvement in our revenues for the fourth quarter of 2002 compared to the third quarter of 2002. Looking forward, we will seek to increase the proportion of recurrent revenues in our business by actively seeking out longer-term, ‘annuity’-style projects, as well as by looking to acquire companies that are profitable and have a high percentage of recurrent revenues in their current business mix. We believe such characteristics can be found in some of our recent acquisition activities, such as our recent acquisition of Praxa Limited whose core business is the provision of information technology products and services through outsourcing, application development and support, and system integration in Australia. As a result of the acquisition, we expect to increase the number of potential clients for a low-cost China and India-based outsourcing platform Praxa is seeking to develop, and to extend the distribution of our own software products into the Australian marketplace. We expect the addition of Newpalm, a mobile SMS services and applications provider in the PRC, will contribute to our revenue growth in a rapidly growing sector of the mobile applications market in China, and help contribute to an overall increase in gross margins for the company. We will also look to add investments in companies that feature their own proprietary intellectual property. In this way, we aim to broaden our service offering in the enterprise solutions space by overlaying such acquisitions on our existing software, solutions, implementation and integration capabilities. However, we expect our advertising revenues to decline in future periods as a significant part of our advertising revenues have been derived from our South Korean online network advertising business which has now lost its exclusive service agreement with Daum Communications, a leading South Korean portal company, and revenues from our database marketing related businesses in Australia will require time to grow.

In light of the many risks and uncertainties surrounding chinadotcom, Greater China, Asia and the enterprise software, technology, marketing and media markets, shareholders, investors and prospective investors should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will or can prove true.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of each of December 31, 2002 and May 31, 2003:

Board of Directors	Age*	Position	Class of Directorship
Raymond K.F. Ch’ien	50	Executive Chairman	III, term to expire in 2005
Peter Yip	50	Vice Chairman and Chief Executive Officer	III, term to expire in 2005
Zhou Shun Ao	53	Vice Chairman	III, term to expire in 2005
J. Carter Beese, Jr.	46	Director	I, term to expire in 2003**
Thomas M. Britt, III	42	Director	I, term to expire in 2003**
Chan Wing-Tak, Douglas	53	Director	II, term to expire in 2004
Harry Edelson	69	Director	I, term to expire in 2003**
William Fung	53	Director	II, term to expire in 2004

Executive Officers
Daniel Widdicombe	36	Chief Financial Officer
Steven Chan	35	Director, Legal and Company Secretary
Rudy Chan	41	Chief Executive Officer of hongkong.com Corporation
Herman Cheng	35	Principal, Ion Global and Managing Director of Greater China

*	As of December 31, 2002.

**	Subject to re-election by shareholders at our 2003 annual general meeting.

The address of each of our executive officers and directors is c/o chinadotcom corporation, 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The following is a brief biography of each of our directors and executive officers:

Raymond K.F. Ch’ien has served as Executive Chairman of our Board of Directors since April 2001. Previously, since January 1999, Dr. Ch’ien served as our Chairman. Between October 1996 and March 2001, he was also a member of the Board of Directors of our former parent company CIC. Dr. Ch’ien is Chairman and Executive Committee member of our Hong Kong listed subsidiary, hongkong.com Corporation. Dr. Ch’ien is also currently on the boards of HSBC Holdings plc, the Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Inmarsat Ventures plc, Convenience Retail Asia Limited, VTech Holdings Ltd., MTR Corporation Limited and The Wharf (Holdings) Limited. He is also non-executive chairman of HSBC Private Equity (Asia) Limited. Dr. Ch’ien is Chairman of the Hong Kong/Japan Business Co-operation Committee and Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption. In addition, Dr. Ch’ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He is also President of Hong Chi Association, Hong Kong’s leading non-government organization helping mentally handicapped persons. Dr. Ch’ien was appointed a member of the Executive Council of the Hong Kong SAR and served until July 2002. Dr. Ch’ien received a doctoral degree in economics from the University of Pennsylvania in 1978, was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.

Peter Yip is a Vice Chairman of our Board of Directors. He has been our Chief Executive Officer since January 1999. Mr. Yip is also an Executive Director of our Hong Kong listed subsidiary, hongkong.com Corporation. He has also served as the Vice Chairman of the Board of Directors of CIC since May 1996. Mr. Yip has international experience as an entrepreneur in the media and telecommunications industry. Prior to forming chinadotcom, Mr. Yip founded a systems integration company which eventually was sold to SHL Systemshouse, a company since acquired by MCI. He previously was a senior management consultant at KPMG Consulting and was a Senior Research Fellow at Wharton Applied Research. Mr. Yip received his MBA from the Wharton School and his MSEE and BSEE from the University of Pennsylvania.

Zhou Shun Ao has been a Vice Chairman of our Board of Directors since December 2000. He was our Chief China Officer from January 1999 to December 2000. Mr. Zhou has served for more than 30 years at Xinhua News Agency, and is currently General Manager of the Asia-Pacific Bureau at Xinhua News Agency. He has also served as Executive Deputy General Manager at Xinhua News Agency. He was Deputy Director of Xinhua Department for Business Development, General Manager of China Media Development Corporation and Chairman of the Board of China Global Public Relations Corporation. Mr. Zhou has also served as an Executive Director of our Hong Kong listed subsidiary, hongkong.com Corporation. He has also served as the Chairman of the Board of Directors of CIC since October 1998.

J. Carter Beese, Jr. has served as an independent director since April 1999. He is President of Riggs Capital Partners, a venture capital fund in excess of US$100 million, and the Vice-Chairman of Riggs & Co, both of which are affiliated with Riggs National Corporation. Mr. Beese is also a Senior Advisor to the Center for Strategic and International Studies. Prior to the merger between Bankers Trust and Alex.Brown, Mr. Beese was Chairman of Alex.Brown International. He originally joined Alex.Brown in 1978, became an officer in 1984, and a partner in 1987. In 1992, he was appointed as the U.S. Commissioner of the Securities and Exchange Commission, where he served until November 1994. Mr. Beese currently also serves as director of Aether Systems, Inc. and Riggs National Corporation.

Thomas M. Britt, III has served as an independent director since May 2000. Mr. Britt is the co-founder and Managing Director of IRG Limited, an investment banking boutique focused on the telecommunications, media and technology sectors in Asia. Prior to co-founding IRG in 2000, Mr. Britt was the senior partner of the U.S. Securities Group in the Hong Kong office of Clifford Chance LLP, the world’s largest law firm, and the founding and managing partner of the Hong Kong office of Rogers & Wells LLP, a leading U.S. law firm. Mr. Britt has JD and MBA degrees from New York University and an AB degree from Georgetown University.

Chan Wing-Tak, Douglas has served as a director since January 1999 and is a Non-Executive Director of our Hong Kong listed subsidiary, hongkong.com Corporation. Mr. Chan is currently an executive director of New World China Land Limited, a Hong Kong listed company, the Managing Director of New World Infrastructure Limited., a Hong Kong listed company. Mr. Chan is also the deputy chairman of Pacific Ports Co. Ltd., a Hong Kong listed company. He also served as a director of CIC from September 1997. Mr. Chan holds a Bachelor of Commerce degree from the University of Windsor in Canada, and is a member of the Institute of Chartered Accountants of Ontario, Canada.

Harry Edelson has served as a non-executive director of chinadotcom since January 1999. Mr. Edelson also served as a Non-Executive Director of our Hong Kong listed subsidiary, hongkong.com Corporation, from November 1999 until February 2002 when he resigned and as a director of CIC from October 1996 until June 2001 when he resigned. Mr. Edelson is the founding partner of Edelson Technology Partners, a high technology venture capital partnership providing assistance to multinational corporations. Strategic investors in these partnerships include AT&T Corp., Viacom Inc., 3M Company, Ford Motor Company, Colgate-Palmolive Company, Asea Brown Boveri, Reed Elsevier plc and Cincinnati Bell Inc.

William Fung has served as an independent director since June 2001. Dr. Fung is Group Managing Director of Li & Fung Limited, and has held key positions in major trade associations. He is past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Cooperation Council. Dr. Fung holds a BS in Engineering from Princeton University and an MBA from the Harvard Graduate School of Business. He has been awarded an Honorary Doctorate degree of Business Administration by the Hong Kong University of Science and Technology. Dr. Fung is also non-executive director of Convenience Retail Asia Limited, HSBC Holdings plc, Vtech Holdings Limited and CLP Group Holdings Limited.

Daniel Widdicombe has served as our Chief Financial Officer since December 2000. Prior to joining chinadotcom, Mr. Widdicombe was Chief Financial Officer of I-Quest Corporation. He was also the Managing Director of Telecoms and Internet Equity Research at Bear Stearns Asia Ltd. where he worked as an investment analyst researching and evaluating companies across Asia. He was previously an equity analyst at HSBC James Capel in London and Hong Kong. Mr. Widdicombe is a First Class Honors graduate of Edinburgh University, Scotland.

Steven Chan has served as our Director, Legal and Company Secretary since May 2001. He advises the management of the company on legal, operational and strategic issues. Mr. Chan previously was a corporate associate with the New York offices of each of Morrison & Foerster LLP and Milbank, Tweed, Hadley & McCloy LLP. He received a JD degree from Boston College Law School and an AB degree from University of California at Berkeley.

Rudy Chan has served as Chief Executive Officer at our Hong Kong publicly listed unit, hongkong.com Corporation since February 2000. Mr. Chan first joined us as Director of e-commerce in November 1999. Immediately prior to joining us, Mr. Chan was a founding member of Bartercard in Hong Kong. His previous experience includes eight years with Time Inc., and he has served as the Managing Director of Time Inc.’s Asian operations. Mr. Chan received his BS and MBA degrees from the Wharton School at the University of Pennsylvania. He is also a certified public accountant registered with the State of New York.

Herman Cheng has been a Principal with Ion Global since May 1999 and is currently Managing Director of Greater China. He is responsible for helping clients create and manage strategic e-business initiatives and for growing the Hong Kong office. Mr. Cheng has extensive experience in implementing e-business solutions. He joined Ion Global from Accenture (formerly Andersen Consulting), where he was a senior consulting manager in their U.S. and Hong Kong technology practices. Mr. Cheng has over 12 years of hands-on experience in major systems integration projects. He holds an MBA from Butler University and a BS in Electrical Engineering from Purdue University.

B.    Compensation

Directors

We paid an aggregate amount of compensation (inclusive of directors’ fees) during 2002 to our directors as a group equal to US$322,592, as well as options to purchase our Class A Common Shares as described below. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of chinadotcom.

In 2002, our Board of Directors established the director compensation structure with respect to our 2002 non-executive directors and Chairman. We pay each non-employee director and the Chairman US$25,000 per year for their respective services, provided they attend at least 60% of the board meetings held each year. We pay members of our Audit Committee US$10,000 per year for their services on the Committee, and we pay US$40,000 to the independent member of our Executive Committee, provided they each attend at least 60% of their respective committee meetings held each year.

During 2002, we granted our director options to purchase a total of 400,000 Class A Common Shares. Under the 2002 director compensation measures approved by our Board of Directors, each non-employee director who served on our Board of Directors throughout 2002 is to be granted 50,000 stock options with 1/3 to be vested as of the grant date and the future vesting to be dependent upon future attendance by the respective director of not less than 60% of the Board meetings held during the course of the next two years. An additional 50,000 stock options with similar vesting provisions was granted to the independent member of our Executive Committee.

Executive Officers

We paid an aggregate amount of compensation during 2002 to our executive officers as a group equal to US$811,766, as well as options to purchase Class A Common Shares as described below. We have entered into employment agreements with a number of the executive officers named in Item 6.A. of this Annual Report, Directors, Senior Management and Employees — Directors and Senior Management. These arrangements provide for terms of service, salary and additional compensation arrangements, including in some cases housing refunds and other benefits, all of which have been reflected in the 2002 aggregate compensation amount. For certain directors and executive officers, these arrangements also include the right to receive a severance payment equal to three months of their respective salaries if such persons are terminated by us without cause and a right to have their respective stock options accelerated under certain conditions, including a change of control of chinadotcom.

Mandatory Provident Fund

The Mandatory Provident Fund, or MPF, scheme is the standard pension payment required by the Hong Kong government. In the MPF scheme, mandatory contributions are basically calculated on the basis of 10% of an employee’s relevant income, with the employer and employee each paying US$128 per month or up to 5% of the employee’s relevant income. This requirement also applies to our executive officers in compliance with the overall scheme.

1999 Stock Option Plan

Pursuant to our 1999 Stock Option Plan, as amended, options may be granted to directors, executive officers, employees and consultants of chinadotcom corporation and its subsidiaries for the purchase of up to an aggregate of 20 million Class A Common Shares. As of March 31, 2003 under our 1999 Stock Option Plan, we had granted options to directors and employees to purchase approximately 7.9 million Class A Common Shares at a weighted average exercise price of approximately US$5.8856 per share. In addition, our directors and employees had exercised options to purchase approximately 2.3 million Class A Common Shares. Currently, the number of options vested as of March 31, 2003 under our 1999 Stock Option Plan is approximately 4.9 million of our Class A Common Stock. These options generally have a five or ten year term. The 20 million options available under our 1999 Stock Option Plan do not include 1,881,442 of the 2,081,442 options granted to APOL, a company controlled by our Chief Executive Officer. We have granted APOL the right to purchase 1,881,442 and 200,000 of our Class A Common Shares at an exercise price of US$5.00 and US$2.82 per share, respectively.

Our 1999 Stock Option Plan is administered by the Compensation Committee of the Board of Directors, which determines, in its discretion, the number of Class A Common Shares subject to each option granted and the related purchase price and option period.

The 1999 Stock Option Plan requires that each option shall expire on the date specified by the Compensation Committee, but not more than ten years from the date on which the option was granted. Under the Plan, upon the voluntary termination of employment by an option holder or termination of an option holder for cause by chinadotcom, any options granted under the 1999 Stock Option Plan to the option holder generally will terminate. If termination was due to death, retirement or disability, the option holder, or his or her successors, have a period of one year within which to exercise the option holder’s options. If termination was due to any other reasons, options granted under the 1999 Stock Option Plan may be exercised within three months of the termination. Options granted are nontransferable except by will or as otherwise authorized by the Compensation Committee.

Upon the occurrence of any change in our capital structure, including any merger, liquidation, reorganization, recapitalization, the Compensation Committee may amend the 1999 Stock Option Plan, in a way as to preserve the rights of option holders substantially proportionate to their rights existing prior to the occurrence of such event, as it may feel necessary. Upon the occurrence of a change of control in chinadotcom, the Compensation Committee may amend the 1999 Stock Option Plan as it may deem appropriate provided that such adjustments do not have a substantial adverse impact on the option holder. Unless terminated earlier by action of the Board of Directors, the 1999 Stock Option Plan will terminate on May 17, 2009, the ten-year anniversary of the approval of the Plan by the Board and the shareholders.

Share Option Replacement Program

On August 27, 2001, we cancelled options held by our employees to purchase approximately 1.2 million Class A Common Shares. On February 28, 2002, we issued options to hose same employees to purchase approximately 665,000 Class A Common Shares. The exercise price of the options granted on February 28, 2002 was US$2.87 per share, being the last reported closing price of our Class A Common Shares on February 27, 2002. Our then-current Board of Directors members and executive officers were not eligible to participate in this share option replacement program. Further, our employees, including our executive officers, who received benefits under our bonus scheme as described below were also not able to participate. A total of 490 of our employees participated in this program.

2002 Bonus Scheme

We introduced a performance-based cash bonus scheme in July 2002 to retain and motivate our business unit heads, senior management and top 20% of the full-time general employees of the Company. An aggregate target bonus of approximately US$0.5 million was budgeted for the scheme, but no award had been paid as of March 31, 2003. Four of our executive officers, Mr. Daniel Widdicombe, Mr. Rudy Chan, Mr. Steven Chan and Mr. Herman Cheng, were selected to participate in the bonus scheme.

Options Held by Directors and Officers

As of March 31, 2003, of the approximately 7.9 million options we had granted for the purchase of our Class A Common Shares, our directors and executive officers as a group held options to purchase a total of approximately 3.8 million of our Class A Common Shares. The weighted average exercise price of these options is approximately US$4.8316 per share. The options granted to such directors and executive officers generally vest 25%, 33-1/3% or 50% per year on a quarterly basis over a two, three or four year period, as applicable, commencing either immediately upon grant or on the first anniversary of the relevant grant. As of March 31, 2003, our directors and officers, as a group, held vested options to purchase approximately 2.6 million Class A Common Shares.

Warrants

In connection with AOL’s strategic acquisition of 6,795,200 of our Class A Common Shares prior to our initial public offering in July 1999, we granted AOL two warrants to purchase subject to certain conditions up to 18.5% and 6.5% of our total outstanding capital at an exercise price of US$5.00 per share and US$42.50 per share, respectively. The first of these warrants became exercisable in October 2000 and the second became exercisable in July 2001. Both warrants will expire in July 2003.

In connection with our acquisition of all the issued and outstanding shares of Pacific Connections Limited, we granted the initial shareholders of Pacific Connections Limited an option to acquire an additional

240,000 Class A Common Shares at an exercise price of US$9 per share. The options have not been exercised and expire in August 2009.

No warrants may be sold, transferred, assigned, or hypothecated to any person, other than to any limited partnership with the same general partner, or to any company that directly, or indirectly, controls or is controlled by or is under common control with the holder of the warrants, without our prior consent.

C.    Board Practices

Terms of Directors and Executive Officers

Our Board of Directors is divided into three classes, each class generally having a term of three years. Each year the term of one class expires and nominees for membership in that class are eligible to be elected at the relevant annual meeting of shareholders. All directors hold office until the relevant annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers are elected by and serve at the discretion of the Board of Directors.

Mr. Peter Yip was appointed as Chief Executive Officer of chinadotcom pursuant to a services agreement, as amended, dated July 12, 1999 between chinadotcom and APOL. The services agreement was replaced and approved by the Board of Directors in January 2002. The current services agreement had an initial term of one year with automatic renewal provisions, and the agreement and Mr. Yip’s appointment can be terminated by either APOL or chinadotcom with six months’ notice. The current services agreement was automatically renewed for 2003. For a summary of the terms of Mr. Yip’s services agreement, see Item 7.B of this Annual Report, Major Shareholders and Related Party Transactions — Related Party Transactions. Mr. Yip currently also serves as Vice Chairman and Director of our Board of Directors and his term as director ends in 2005 subject to re-election by shareholders at the 2005 annual shareholder meeting.

Dr. Raymond Ch’ien was appointed as Executive Chairman of our Board of Directors pursuant to a services agreement between chinadotcom and Dr. Ch’ien. The term of Dr. Ch’ien’s services agreement ends as of April 27, 2004 while his term as director ends in 2005 subject to re-election by shareholders at the 2005 annual shareholder meeting. For a summary of the terms of Dr. Ch’ien’s services agreement, see Item 7.B of this Annual Report, Major Shareholders and Related Party Transactions — Related Party Transactions.

No director or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation in which he or she is a director or executive officer, to engage in normal business activities of such person or corporation.

There are no family relationships between any of the named directors and executive officers. There are no material arrangements or understandings that exist between any such director or executive officer and chinadotcom pursuant to which any such person was appointed as a director or executive officer of chinadotcom except for the arrangements between chinadotcom and each of Mr. Yip and Dr. Ch’ien.

Committees of the Board of Directors

During 2002, the Board of Directors had four standing committees:

•	the Executive Committee;

•	the Audit Committee;

•	the Compensation Committee; and

•	the Related Party Transactions Committee the duties of which, since February 2002, have been integrated with the Audit Committee.

The Executive Committee is authorized during any interim period between quarterly meetings of the full Board of Directors, to act for and in lieu of the full Board of Directors and to approve of any transaction requiring Board approval that does not exceed US$20.0 million in consideration to be paid by chinadotcom, including in the form of up to 1 million Class A Common Shares. Currently, Messrs. Ch’ien, Yip, Zhou and Britt serve on the Executive Committee with Dr. Ch’ien serving as Chairman.

The Audit Committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and will review and approve the planned scope of our annual audit. In addition, since February 2002, the Audit Committee reviews the terms of proposed transactions with related parties in accordance with the terms of our Articles of Association. We have appointed to the Audit Committee each of our directors who qualify as an independent director for purposes of the rules and regulations of the Nasdaq National Market. The Audit Committee operates under a charter that is compliant with the rules and regulations of the Nasdaq National Market. Currently, Messrs. Beese, Britt and Edelson serve on the Audit Committee with Mr. Britt serving as Chairman.

The Compensation Committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers the 1999 Stock Option Plan and the 2000 and 2001 Employee Share Purchase Plans. Currently, Messrs. Ch’ien, Edelson and Fung serve on the Compensation Committee with Dr. Ch’ien serving as Chairman.

D.    Employees

As of December 31, 2002, we had approximately 952 full-time, part-time and temporary employees, as compared to 1,300 at the beginning of 2002. Of our 952 employees, 371 are in technical, 131 in design and editorial, 115 in sales and business development, 34 in marketing, 64 in finance, 11 in legal, 19 in human resources, 43 in administration and 74 in general and operations management, with the remainder principally consisting of part-time and temporary employees. A significant portion of our reduction in head count was the result of the closing of under-performing subsidiaries. Going forward, we aim to continue to attract, retain and motivate highly qualified technical and management personnel, particularly highly skilled technical personnel and engineers involved in new product development. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage.

E.    Share Ownership

Beneficial ownership of our Class A Common Shares by our directors, senior executive officers and other major shareholders is determined in accordance with the rules of the Commission, and generally includes voting or investment power with respect to those shares. In computing the number of Class A Common Shares beneficially owned by a person, and the percentage ownership of that person, Class A Common Shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2003 are deemed beneficially owned and outstanding, but such Class A Common Shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person.

None of our directors or senior executive officers beneficially owned more than 1% of our Class A Common Shares as of March 31, 2003, other than Mr. Peter Yip who is the beneficial owner of approximately 18.8 million, or approximately 19%, of our Class A Common Shares. Mr. Yip’s beneficial ownership under the Commission’s rules is the same as that of his spouse and APOL. APOL is the owner of record of 16,135,686 Class A Common Shares and the beneficial owner of an additional 2,271,442 Class A Common Shares due to exercisable options attributable to APOL and Mr. Yip. Mr. Yip’s spouse owns 442,219 Class A Common Shares. APOL is a company owned by Mr. Yip’s spouse and a trust established for the benefit of Mr. Yip’s children.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

We are a publicly owned corporation, and our shares are owned by U.S. residents and residents of other countries. As of March 31, 2003, we were not directly owned or controlled by another corporation or by any foreign government, and a total of 414 shareholders of record were U.S. residents holding approximately 72.4% of our Class A Common Shares. Holders of our Class A Common Shares do not have different voting rights.

The following table sets forth information concerning each person known by us who own beneficially 5% or more of our Class A Common Shares at March 31, 2003:

	Beneficial Ownership
Shareholder	Shares	Percent
AOL Time Warner Inc.(1)	24,820,371	25.00%
Asia Pacific Online Limited(2)	18,849,347	18.99%
Xinhua News Agency(3)	7,362,734	7.42%
Capital Group International, Inc.(4)(5)	7,003,100	7.05%
Jayhawk Capital Management, L.L.C.(5)(6)	6,942,000	6.99%

(1)	America Online, Inc., a wholly-owned subsidiary of AOL Time Warner Inc. is the owner of record of 6,795,200 Class A Common Shares and the holder of two exercisable warrants to purchase up to 25% of our Class A Common Shares on a fully-diluted basis.

(2)	Asia Pacific Online Limited, or APOL, is owned by the spouse of our Chief Executive Officer and a trust established for the benefit of Mr. Yip’s children. APOL is the owner of record of 16,135,686 Class A Common Shares and the beneficial owner of an additional 2,271,442 Class A Common Shares due to exercisable options attributable to APOL and Mr. Yip. Mr. Yip’s spouse owns 442,219 Class A Common Shares.

(3)	Xinhua News Agency holds our shares through a wholly-owned subsidiary, Golden Tripod Technology Limited.

(4)	Capital Group International, Inc. is the parent holding company of Capital International, Inc., the beneficial owner of 1,502,500 Class A Common Shares. Emerging Markets Growth Fund, Inc. is the beneficial owner of 5,500,600 Class A Common Shares and is advised by Capital International, Inc.

(5)	Information concerning the basic beneficial ownership of our Class A Common Shares for Capital Group International, Inc. and Jayhawk Capital Management, L.L.C. has been derived from publicly available information as of February 10, 2003 and January 16, 2003, respectively. We do not have access to information, other than publicly available information, for such owners of our Class A Common Shares.

(6)	Jayhawk Capital Management, L.L.C. is the beneficial owner of 6,942,000 Class A Common Shares, of which 5,315,000 Class A Common Shares are held by Jayhawk China Fund (Cayman), Ltd., 986,700 Class A Common Shares are held by Jayhawk Institutional Partners, L.P. and 640,300 Class A Common Shares are held by Lucky Henry, L.P.

New World Infrastructure Limited ceased to be one of our shareholders in January 2003 following the sale of its entire shareholding in December 2002 and January 2003.

B.    Related Party Transactions

Via tranches during 2000 and 2001, we acquired a majority interest in Wealth Corporation Ltd, a company that indirectly owns Beijing Chinaholiday Network Company and Beijing TianJian Rainbow Airline Service Company, a group of PRC travel companies. The acquisition was based on our strategy of building a Greater China online and off-line travel capability by focusing both on the individual as well as the tour-group markets, which at that time were considered to have a reasonable long-term potential for growth. Total consideration was valued at US$12.0 million, of which US$5.2 million was in paid in cash and the balance was paid with 495,900 of our Class A Common Shares issued at the then market value of US$13.71 per share. The selling shareholders of Wealth Corporation Ltd included our former shareholder, New World Infrastructure Limited, which received approximately 11.3% of the total consideration paid by us to Wealth Corporation Ltd. We were in a dispute with the minority shareholders of Wealth Corporation Ltd, which includes New World Infrastructure Limited, concerning our ability to dilute the minority shareholders’ interests in Wealth Corporation and such minority shareholders’ right to receive further consideration. In November 2002, we entered into an amendment agreement and a share repurchase agreement with the other shareholders of Wealth Corporation Ltd whereby we reduced our stake in Wealth Corporation Ltd to 19.9% in exchange for a cash payment of US$1.0 million from the minority shareholders, including New World Infrastructure Limited.

In January 2003, New World Infrastructure Limited ceased to be one of our shareholders following the sale of its entire shareholding in the open market, as well as in privately negotiated transactions with us, APOL and our Chairman. We purchased 4,468,560 Class A Common Shares, APOL purchased 4,300,000 Class A Common Shares, and our Chairman purchased 200,000 Class A Common Shares from New World Infrastructure Limited in January 2003.

See Item 7.A. of this Annual Report, Major Shareholders and Related Party Transactions — Major shareholders.

In October 1998, pursuant to the License and Software Agreement, or License Agreement, between ourselves and 24/7 Real Media, Inc. (formerly known as 24/7 Media, Inc.), or 24/7, which was a shareholder of our company as of December 31, 2001 and 2002, 24/7 granted us a non-exclusive license to use certain 24/7 software products to serve advertisements on the Internet and an exclusive license to use the “24/7 Media” trademark in the Asian market. We were obligated to pay 24/7 a percentage of certain revenues generated from advertisements on our advertising network. Under the License Agreement, 24/7 served as our exclusive agent for the sale of U.S. based advertisements on our advertising network and we served as 24/7 Media Asia’s exclusive agent for the sale of Asian-based advertisements on 24/7’s U.S. network of advertising affiliates. In August 2000, the License Agreement was superceded by the 24/7 Media-Asia Agreement, or the Media Asia Agreement. In October 2000, as part of the Media Asia Agreement, we sold 19.9% of our shares in 24/7 Media Asia Limited, a then wholly-owned subsidiary, to 24/7 in exchange for 2,500,000 shares of common stock of 24/7 valued at US$4.3125 per share. We continue to own less than 5% of 24/7. In June 2001, we gave 24/7 notice of termination of the Media Asia Agreement, which notice was effective in September 2001.

In June 2001, we asked 24/7 Media Asia Limited to repay a portion of the loans that we had extended to 24/7 Media Asia Limited. As a means to settle the loan, in January 2002, 24/7 Media Asia Limited completed a rights issue whereby it issued and allotted additional equity shares to all shareholders participating in the rights issue. While we participated in this rights issue, 24/7 chose not to participate and, therefore, 24/7’s interest in 24/7 Media Asia Limited was effectively diluted to under 2% while our interest in 24/7 Media Asia Limited increased to approximately 98%. In February 2003, 24/7 filed suit against us in Federal District Court in New York to enforce obligations allegedly owed under the Media Asia Agreement. We contest these allegations and, in May 2003, obtained an order compelling arbitration of the claims.

In March 2001, we entered into a software license agreement with PurchasePro.com to purchase a non-exclusive, non-transferable and perpetual right to use their Marketplace Software. PurchasePro.com had a strategic relationship with our shareholder AOL which included AOL’s promotion of various PurchasePro.com products. We paid PurchasePro.com through a payment to AOL a fee of US$3.7 million for the license, of which we believe AOL retained a commission. We are dissatisfied with the PurchasePro.com software and we are seeking a remedy for this and other matters from AOL. As a result, in addition to amortization of US$925,000 during the course of 2001, we have recorded an impairment of the US$2.77 million of the remaining intangible asset balance for this software at the end of December 2001. In other matters involving AOL, we are seeking the return of US$2.2 million spent by us under a software development agreement among AOL, CIC and us, wherein we agreed to develop certain software upon the satisfaction of certain conditions precedent by AOL, and the return of US$3.5 million in connection with an agreement to purchase certain advertising services from AOL and the resolution of other matters with AOL. We are cooperating with information requests by the Commission and other government agencies in connection with their investigation of AOL with respect to the PurchasePro.com and advertising services transactions. Each of our negotiations with AOL could result in a material adverse change in our relationship with AOL, and could lead to the appointment of an AOL representative to fill Mr. Sokol’s vacancy on our board, a reduction in AOL’s ownership of our Class A Common Shares, or increased liabilities following arbitration, litigation, settlement or unfavorable publicity, any of which could divert significant amounts of management time and other corporate resources. See Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks Relating to chinadotcom — We could be adversely affected if our major strategic shareholders materially change their holdings in our shares.

In June 2001, we signed contracts with entities affiliated with Xinhua, Golden Tripod (Holdings) Limited, or Golden Tripod, and Xinhua News Agency Shanghai Branch, or Shanghai Xinhua, to acquire 30% of the shares of Xin Hua Asia Pacific TV (H.K.) Center Limited, a company 51% owned by Golden Tripod and 49% owned by Shanghai Xinhua, as well as to form a 50% owned joint venture in the PRC. We paid US$500,000 as a deposit after the contracts had been signed. As certain conditions precedent for the joint venture were not met during the course of 2001 we terminated the transaction and made a bad debt provision for the full deposit amount at the end of the year. We actively sought a refund during the course of 2001 and 2002, and in 2002 US$347,000 was subsequently received from remaining funds in the joint venture, which was used to partially offset the bad debt previously written-off. Additionally, as we continue to reposition our portal services and other media assets to better scale our revenues with costs, we risk worsening our relationship with Xinhua whose personnel until December 2002 participated in the day to day management of our portal services and certain other media assets in the PRC, and who to date still participate in the editorial oversight of the portal service. These and other developments could result in a material adverse change in our relationship with Xinhua including whether they choose to maintain a director on our Board of Directors, whether they choose to continue to remain active with respect to our operations in the PRC, whether they choose to reduce their holdings in our shares, liabilities, arbitration, litigation, settlement or unfavorable publicity, any of which could divert significant amounts of management time and other corporate resources. See Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks Relating to chinadotcom — We could be adversely affected if our major strategic shareholders materially change their holdings in our shares.

We held a series of strategic discussions with AOL regarding a potential joint venture for Internet-related services across the Greater China and Asia-Pacific region. During that time, we continued to provide e-business Solutions and advertising services in connection with our support services agreement with CIC, which related to the provision of the AOL-branded Hong Kong services. We did not recognize any revenue incurred from the provision of these services during the first half of 2001 due to the uncertainty of the collectibility of the receivable from CIC. Our Board of Directors determined that it would be in our best interest to continue to fund the AOL-branded Hong Kong services in good faith, through the provision of services to CIC, while these strategic discussions and negotiations with AOL took place. Accordingly, we continued to provide these services without seeking repayment from CIC at the time. We have incurred a total of US$7.7 million in connection with the provision of these support services, and the full amount was recorded as our own selling, general and administrative expenses, including US$5.4 million for 2001, with a view that these expenses were not recoverable. None of these amounts were recorded as revenues. After the AOL-branded Hong Kong service was terminated, in March 2001, we entered into two agreements with CIC under which we agreed not to enforce the immediate repayment, until September 30, 2001, of a total of US$4.0 million owed to us for services provided in connection with the AOL-branded Hong Kong services. The agreements were made on the express condition that CIC or its shareholders provide us with bank letters of credit, or similar guarantees of payment, for the full US$4.0 million. We subsequently received bank letters of credit or similar guarantees of payment for the full US$4.0 million and in October 2001 we demanded and received full payment under those guarantees.

In each of April and May 2001, we extended guarantee agreements in favor of our majority-owned subsidiary, hongkong.com Corporation in which we agreed to pay hongkong.com fees owed for services provided to CIC in an amount up to HK$7 million,and up to HK$7 million in connection with hongkong.com’s provision of support services for the AOL-branded Hong Kong Services during the first and second quarter of 2001. The amounts due to hongkong.com are being settled over the course of time through the net-off of inter-company amounts paid by chinadotcom on behalf of hongkong.com for various operating expenses and services paid by or provided by chinadotcom to hongkong.com.

In April 2001, we entered into an executive services agreement with our chairman and director Raymond Ch’ien to serve as our Executive Chairman. Under this agreement we have agreed to provide Dr. Ch’ien the following:

•	options to purchase 400,000 Class A Common Shares, par value US$0.00025 per share, at an exercise price of US$2.74 per share that vest quarterly over three years starting July 27, 2001;

•	options to purchase up to 400,000 additional Class A Common Shares at an exercise price of US$2.97 that vest quarterly over three years starting October 13, 2001;

•	an annual salary of US$1.00;

•	reimbursement of company car expenses, as well as office executive assistant expenses incurred, capped at a maximum amount of US$100,000 per annum; and

•	reimbursement of all reasonable travel, entertainment and subscription fees incurred in the performance of his duties as Executive Chairman.

In October 2001, we entered into an Asset Purchase Agreement with CIC to purchase the three URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights for US$16.8 million and the final payment for the purchase was made in February 2002. A portion of the proceeds was used to repay loans extended to CIC by certain of its shareholders and members of its board, some of whom are also our shareholders, officers and members of our Board of Directors. We sought third party advice related to accounting, legal and valuation issues when considering the transaction. We obtained releases with respect to registered charges over CIC’s assets, including the URLs from material creditors of CIC which included our affiliates. We obtained legal advice from our outside legal counsel on relevant issues that included the threat to our prior license of the URLs in the event of the liquidation of CIC, the unfair prejudice risk and applicable PRC and other regulations. See Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks relating to chinadotcom — We are subject to risks related to our purchase of the URLs from CIC and Item 4.B. of this Annual Report, Business Overview – Software and other investment initiatives.

In November 2001, as part of the liquidation of our equity investee Sportasia Media Limited, we acquired the URL, www.sportasia.com.

For the year ended December 31, 2002, we paid management fees of approximately US$293,000 to our shareholders, Golden Tripod Technology Limited, the wholly-owned subsidiary of Xinhua. These fees included salary and expenses for certain senior officers of our China portal operation, as well as fees for translation and other related expenses.

In January 2002, we entered into a new services agreement with APOL covering 2002 under which Mr. Yip will continue to render the services as our Chief Executive Officer and Vice-Chairman. Under this agreement, we have agreed to provide consideration to APOL which includes the following:

•	an annual management fee of US$1;

•	reimbursement for expenses of up to US$270,000 annually;

•	the grant of additional stock options to purchase up to 200,000 Class A Common Shares with an exercise price of US$2.82 per share to be vested over the one year term of the new services agreement; and

•	the right to accelerate existing stock options upon a change of control of chinadotcom.

For the year ended December 31, 2002, we reimbursed APOL for expenses of US$120,000. Mr. Yip is currently serving as our Chief Executive Officer and Vice-Chairman under the automatic renewal provisions of the services agreement with APOL.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2002 to our Annual Report, (see pages F-1 to F-45).

ITEM 9.     THE OFFER AND LISTING

A.    Offer and Listing Details

Our shares have been quoted on the Nasdaq National Market under the symbol “CHINA” since our initial public offering on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. The following table sets forth, for the years indicated, the high and low closing prices per share as reported on the Nasdaq National Market. On June 10, 2003, the closing price for our Class A Common Shares on the Nasdaq National Market was US$5.148 per share.

	Closing prices(1)
	High	Low
	(in US$ per share)
2003:
First quarter	3.5800	2.7300
Second quarter (through June 10)	5.4200	3.2100

2002:
First quarter	3.2800	2.6300
Second quarter	2.7800	2.1600
Third quarter	2.5400	1.8600
Fourth quarter	3.0722	1.9100
Annual	3.2800	1.8600

2001:
First quarter	7.6250	2.3125
Second quarter	3.5500	2.0625
Third quarter	4.0000	1.8700
Fourth quarter	3.0000	1.9500
Annual	7.6250	1.8700

2000:
Annual	73.4375	4.4063

Past six calendar months:
2003:
June (through June 10)	5.3200	4.9500
May	5.4200	4.3000
April	5.2400	3.2100
March	3.5040	2.7300
February	3.3600	3.1200
January	3.5800	2.7700

2002:
December	2.9000	2.2650
November	3.0722	2.1600

(1)	All share prices are adjusted retroactively to reflect the two-for-one share splits effected as of each of December 13, 1999 and May 8, 2000, respectively.

Source: Bloomberg.

B.    Plan of Distribution

Not applicable.

C.    Markets

Our Class A Common Shares have been traded on the Nasdaq National Market in the United States under the symbol “CHINA” since our initial public offering on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. There can be no assurance we can continue to satisfy the relevant criteria for maintaining our listing on the Nasdaq National Market.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.    Share Capital

Not Applicable.

B.    Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our Amended and Restated Articles of Association contained in our Current Report of Foreign Private Issuer on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

C.    Material Contracts

Expansion through Acquisitions and Partnerships

Since January 1999, we have pursued a program of growth and expansion through acquisitions and joint ventures in the Greater China and Asian markets. These transactions have allowed us to increase our headcount, expand our client base and supplement our revenues more quickly than would be possible if we relied on internal growth alone. While this strategy has enabled us to achieve scale quickly, it has also led to significant write-downs and impairments for the diminution in value in certain of our investments, as many of our investments were made at a time when pricing was at considerably inflated levels relative to pricing today. We intend to continue to build our brand and expand our market presence through additional strategic acquisitions and joint ventures using the proceeds of our public offerings and private placements. A brief summary of our material transactions during the past two years is set forth below:

In March 2000, we acquired a 60% interest in DAE Advertising, Inc. (which was subsequently renamed Ion Global (California) Inc.), or Ion Global (California), a full service agency specializing in Asian language advertising in both traditional and interactive media and in implementing global and multilingual web solutions, for US$3.049 million in cash, 92,772 Class A Common Shares valued at US$64.6811 per share and certain options which have since been terminated. In April 2001, we acquired an additional 21% of Ion Global (California) for US$2.307 million in cash. During 2002, we acquired the remaining shares of Ion Global (California) for US$1.5 million in cash.

In May 2000, we granted GE Capital Equity Investments Ltd., or GE, a warrant under which GE was entitled to receive a number of Class A Common Shares determined according to our revenue from services provided to affiliates of General Electric Capital Corporation during 2000 and 2001. The warrants expired unexercised on January 4, 2003.

In June 2000, we acquired a 55% interest in XT3 Pty Limited (which was subsequently renamed Ion Global (Australia) Pty Ltd), an Australian company that provides strategic, information technology and marketing consulting services to companies on their use of Internet technologies for approximately US$6.3 million in cash and US$7.334 million in promissory notes. Pursuant to the share purchase agreement, we agreed to purchase the remaining shares of Ion Global (Australia) over six tranches by 2003 for consideration based on its future audited results. In May 2001 we accelerated the purchase under the share purchase agreement of a further 42.6% interest in Ion Global (Australia) from eight of the minority shareholders for a total of US$7.0 million. This further acquisition brought our total ownership in Ion Global (Australia) to 97.6%. In September 2001 and January 2002, we acquired the remaining 2.4% interest in Ion Global (Australia) for US$0.9 million in cash from the remaining two minority shareholders. Our total ownership in Ion Global (Australia) is now 100%.

In July 2000, we acquired a minority interest in BMC Media.com Limited, an Australian online marketing and advertising network listed on the Australian Stock Exchange for US$5.0 million. We had divested our entire interest in BMC by the end of February 2002.

In August 2000, we acquired a 57% interest in Coghuff Limited, which owns 100% of Revolution Ltd (which was subsequently renamed Ion Global (UK) Limited), an interactive brand development agency company organized under the laws of England and Wales, for US$2.668 million in cash, US$4.32 million in other payables, US$3.369 million in promissory notes and 627,424 Class A Common Shares valued at US$12.3125 per share. Under the share purchase agreement we agreed to purchase the remaining shares of Coghuff in three tranches by 2003 for a consideration based on its future revenues and net profits. Pursuant to the share purchase agreement, in February 2002, we acquired a further 14.3% from the minority shareholder, raising our total ownership in Coghuff Limited to 71.3%.

In October 2001, we entered into an Asset Purchase Agreement with CIC to purchase the three URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights for US$16.8 million from CIC, and the final payment for the purchase was made in February 2002. For further details, see Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks relating to chinadotcom — We are subject to risks related to our purchase of the URLs from CIC, Item 4.B. of this Annual Report, Information On The Company — Business Overview — Software and other investment initiatives and Item 7.B of this Annual Report, Major Shareholders and Related Party Transactions — Related Party Transactions.

In March 2002, we acquired Layabo Pty. Limited (now renamed Mezzo Business Databases Pty Limited), an Australian database marketing business and owner of the trademark IncNet. With the acquisition of Layabo Pty. Limited and the prior acquisition of RNR International Marketing Group (Australia) Pty Limited in 2000, we are consolidating our marketing business in Australia under the MEZZO brand. We believe that the acquisition of the IncNet trademark is an important step in re-orienting our advertising strategy from online sales of banner advertisements, direct mailing and sponsorships to higher margin database marketing related services utilizing data mining techniques to develop targeted campaigns for clients.

In March 2002, we acquired a 51% interest in OpusOne Technologies International Inc., the parent of Platinum China Holdings, Inc., a developer and service provider of business management software solutions for state enterprises and multi-national corporations in Greater China. In May 2003, we entered into an agreement to purchase the remaining interest in OpusOne Technologies International Inc. that we did not otherwise already own. We expect the transaction to close later in 2003. In accordance with this transaction, the aggregate purchase price payable cash and shares of chinadotcom is no longer subject to a fixed floor or ceiling amount. Instead, the total consideration will be based upon a set multiple of average net earnings under US GAAP for the three years from 2003 through 2005 inclusive, and paid in installments during that period. The total consideration will therefore be contingent upon the future performance of the business.

In October 2002, we entered into US$7 million transaction with Sagent Technology, Inc., a provider of enterprise business intelligence solutions, involving an asset-based senior secured loan with warrants for Sagent with a view to developing operational initiatives going forward. In March 2003, based upon the occurrence of what we viewed to be certain events of default under the loan, we exercised our rights as a secured lender to enforce our security interest in certain loan collateral and filed a claim for damages against Sagent. In April 2003, we reached a settlement with Sagent pursuant to which our loan was repaid in full, and we received an additional agreed upon sum in respect of terminated warrants and other rights we had in the company.

In February 2003, our subsidiary, CDC Australia Limited, completed the acquisition of Praxa Limited, a leading Australian information technology professional services organization with a 21-year operating history. The acquisition was completed for a purchase price of up to A$11 million (approximately US$6.4 million), subject to clawback provisions based on future performance.

In April 2003, we completed the acquisition of Newpalm (China) Information Technology Co., Ltd., a leading short message service mobile software platform developer and application service provider in China, through our mobile applications and portal arm and 81%-owned subsidiary, hongkong.com Corporation. Cash consideration of US$14 million was paid with the remaining consideration to be paid on an earn-out basis over the next two years.

In May 2003, our wholly-owned subsidiary, CDC Outsourcing Holdings Ltd., entered into a 51% owned joint venture agreement with vMoksha Technologies Limited, an information technology outsourcing company headquartered in Bangalore, India. The joint venture aims to provide a broad range of outsourcing related services to major software vendors and enterprises in the United States, Europe and the Asia-Pacific region. We expect the transaction to close later in 2003.

Financings

Each of us and our subsidiary, hongkong.com Corporation has entered into a Global Master Repurchase Agreement with Fortis Bank nv-sa, an AA- rated bank (as rated by Standard & Poor’s) to establish a repurchase facility which enables us to draw down via Fortis Bank, Hong Kong Branch as of May 31, 2003 up to US$250 million in funding for a one year term. The Fortis Bank facility has been renewed for 2002. In addition, another repurchase facility with similar terms was negotiated with DBS Bank, an A+ rated bank (as rated by Standard & Poor’s), allowing us to draw down up to US$150 million for a three-year term. Each drawdown under the DBS Bank facility is to be agreed upon between ourselves and DBS Bank prior to execution. Both facilities were established to provide us with a source of reasonably priced capital to give us flexibility to finance operational working capital requirements, acquisitions, as well as our treasury management program, without having to liquidate our investment portfolio at short notice. Under these repurchase facilities, any draw down requires us to sell certain debt securities to the bank at a certain price, and the bank agrees to sell back to us the same securities at the same purchase price at a later date. The repurchase dates are set in three or six month intervals for an entire term of one year or three years, depending on which facility is drawn. In effect, the bank retains title to our securities as collateral to enable us to draw down up to a total of US$400 million. See Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Liquidity and Capital Resources and Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk.

D.    Exchange Controls

General

There are no exchange control restrictions on payments of dividends on our Class A Common Shares or on the conduct of our operations in Hong Kong, where our principal executive offices are located, or the Cayman Islands, where chinadotcom is incorporated. In addition, both Hong Kong and the Cayman Islands are not party to any double tax treaties and no exchange control regulations or currency restrictions exist in these countries.

We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our Class A Common Shares.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to chinadotcom and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. Based solely on our inspection of the Register of Writs and Other Originating process in the Grand Court of the Cayman Islands from the date of our incorporation, except for the petition filed by e-Planet Sdb. Bhd. for US$2.3 million with respect to consideration that it alleges we owe to it, there were no actions or petitions pending against us in the courts of the Cayman Islands as at close of business in the Cayman Islands on April 30, 2003.

The rule in Foss v. Harbottle (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge:

•	•an act which is ultra vires the company or illegal;

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company; and

•	an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Inspection of Books and Records

Holders of the our Class A Common Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we provide our shareholders with annual audited financial statements.

Proxy materials

Under Cayman Islands law, we are only obligated to send proxy materials to “members” which is equivalent to the registered shareholders of record. Our proxy materials are delivered to all of our registered shareholders. We offer electronic delivery of proxy materials to our registered shareholders, and we mail proxy materials to each registered owner who has not opted to receive proxy materials electronically. In an effort to maintain cost effectiveness, we have, and will continue to, mail the proxy materials to those beneficial shareholders who hold greater than a certain number of our shares.

Restrictions on Nonresident or Foreign Shareholders

Under Cayman Islands law there are no limitations on the rights of nonresident or foreign shareholders to hold or vote our Class A Common Shares.

E.    Taxation

The following is a summary of the material Cayman Islands and United States Federal income tax consequences of an investment in the Class A Common Shares based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Common Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following summary sets forth certain material U.S. Federal income tax consequences of the purchase, ownership and disposition of the Class A Common Shares as a capital asset. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date of this Annual Report, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of U.S. Federal income tax which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt entities, U.S. holders, as defined below, liable for alternative minimum tax, persons holding Class A Common Shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction for U.S. tax purposes, persons that enter into a constructive sale transaction with respect to Class A Common Shares, persons holding 10% or more of our voting shares or U.S. holders whose functional currency as defined in Section 985 of the Code is not the U.S. dollar. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of Class A Common Shares who purchase Class A Common Shares as capital assets, or property held for investment within the meaning of Section 1221 of the Code.

The term U.S. holder means a beneficial owner of a note or Class A Common Shares who or which is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. Federal income tax regardless of its source;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury Regulations to be treated as a U.S. person; or

•	any other person who is subject to U.S. Federal income taxation on a net income basis with respect to a Class A Common Share.

Partners of a partnership holding Class A Common Shares should consult their tax advisor.

Tax Consequences of U.S. Holders

Dividends

Subject to the discussion in Passive Foreign Investment Company Status below, in the event that a U.S. holder receives a distribution, other than pro rata distributions of Class A Common Shares or rights with respect to Class A Common Shares, on the Class A Common Shares, that U.S. holder will be required to include the distribution in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined for United States Federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will first be treated, for United States Federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. holder’s basis in the Class A Common Shares and thereafter as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to Class A Common Shares will be passive income or, in the case of U.S. holders, financial services income. Special rules apply to individuals whose foreign source income during the taxable year consists entirely of qualified passive income and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 or US$600 in the case of a joint return. Further, in particular circumstances, a U.S. holder that:

•	has held Class A Common Shares for less than a specified minimum period during which it is not protected from risk of loss;

•	is obligated to make payments related to the dividends; or

•	holds the Class A Common Shares in arrangements in which the U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Class A Common Shares.

Distributions to a U.S. holder of Class A Common Shares or rights to subscribe for Class A Common Shares that are received as part of a pro rata distribution to all our shareholders should not be subject to United States Federal income tax. The basis of the new Class A Common Shares or rights so received will be determined by allocating the U.S. holder’s basis in the old Class A Common Shares between the old Class A Common Shares and the new Class A Common Shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the old Class A Common Shares at the time of distribution or (ii) the rights are not exercised and expire.

Dispositions of Shares

Subject to the discussion in Passive Foreign Investment Company Status below, gain or loss realized by a U.S. holder on the sale or other disposition of the Class A Common Shares will be subject to United States Federal income tax as capital gain or loss in an amount equal to the difference between that U.S. holder’s basis in the Class A Common Shares and the amount realized on the disposition. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the Class A Common Shares for more than one year at the time of the sale or exchange. Generally, gain or loss realized by a U.S. holder will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Status

Based upon an analysis of our assets as at December 31, 2002 and income for the year 2002, during 2002, we are a passive foreign investment company, or PFIC, for United States federal income tax purposes. Although we intended to conduct our business activities in a manner to reduce the risk of our classification as a PFIC, we have substantial passive assets in the form of cash and cash equivalents and treasury instruments, and can provide no assurance that we will not continue to be classified as a PFIC for 2002 or any future tax year. The determination of whether we would continue to be a PFIC would be principally based upon:

•	the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our Class A Common Shares, which is subject to change; and

•	the amount and nature of our income from time to time.

We have limited control over these variables. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect that our PFIC classification may have on our business, financial condition and results of operations.

In general, we will be a PFIC with respect to a U.S. holder if, for any taxable year in which the holder owns Class A Common Shares:

•	at least 75% of our gross income for such taxable year is passive income; or

•	at least 50% of our assets, measured by value on a quarterly average basis, produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, rents, royalties, other than certain rents and royalties derived in the active conduct of a trade or business, annuities, gains from assets that produce passive income, net income from notional principal contracts and certain payments with respect to securities loans. If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated as owning our proportionate share of the assets of the other corporation and as receiving directly our proportionate share of the other corporation’s income.

Subject to the discussion of the mark to market election and qualified electing fund, or QEF, election below, if we were a PFIC for any taxable year during which the investor held Class A Common Shares, the investor would be subject to special tax rules, regardless of whether we ceased to be a PFIC at a later date, with respect to:

•	any excess distribution by us to the investor, which means any distributions, possibly including any return of capital distributions, received by the investor on the Class A Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the investor in the three preceding taxable years, or the investor’s holding period for the Class A Common Shares, if shorter; and

•	any gain realized on the sale or other disposition, including a pledge, of Class A Common Shares.

Under these special tax rules:

•	the excess distribution or gain would be allocated ratably over the U.S. holder’s holding period for the Class A Common Shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be treated as ordinary income;

•	the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and

•	the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which we were a PFIC.

If we are a PFIC in any year, you will be required to make an annual return on Internal Revenue Service, or IRS, Form 8621 regarding distributions received with respect to the Class A Common Shares and any gain realized on the disposition of the Class A Common Shares.

As an alternative to the special rules, a U.S. holder may elect to treat its Class A Common Shares that constitute marketable stock as if those Class A Common Shares were sold and immediately repurchased by the U.S. holder at the close of each taxable year, a mark to market election. If the election is made, the U.S. holder would be required to include as ordinary income the amount of any increase in the market value of the Class A Common Shares since the close of the preceding taxable year, or the beginning of the U.S. holder’s holding period, if such holding period began during the taxable year. Likewise, the U.S. holder would be allowed an ordinary deduction for the amount of any decrease in the market value of the Class A Common Shares since the close of the preceding taxable year, up to the amount of any prior increase in the Class A Common Shares’ market value that has not previously been taken into account in calculating allowable deductions. The U.S. holder’s basis in its Class A Common Shares would be increased by the amount of any ordinary income, and reduced by the amount of any deduction, arising under the mark to market election. In the case of a sale or other disposition of Class A Common Shares as to which a mark to market election is in effect, any gain realized on the sale or other disposition would be treated as ordinary income. Any loss realized on the sale or other disposition would be treated as an ordinary deduction, up to the amount of any prior increase in the Class A Common Shares’ market value that has not previously been taken into account in calculating allowable deductions, and as a capital loss to the extent of any excess. PFIC shares, other than shares held by certain regulated investment companies, are considered marketable only if the foreign exchange or market on which the shares are regularly traded is designated by the U.S. Treasury Department as a qualified foreign exchange or market. Under the Treasury Regulations, the Class A Common Shares would be considered to be regularly traded on a qualified foreign exchange or market if (i) the ordinary shares are traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities, and (ii) the foreign exchange or market on which the ordinary shares are regularly traded is subject to regulation or supervision by a governmental authority of the country in which such exchange or market is located and the exchange has financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative practices and remove impediments to the mechanism of a free and open, fair and orderly market and the rules of the exchange effectively promote active trading of listed stocks. We expect that the Class A Common Shares to be marketable within the meaning of the Treasury Regulations.

As a second alternative, a U.S. holder can make a QEF election to include annually its pro rata share of a PFIC’s earnings and net capital gains currently in income each year, regardless of whether or not dividend distributions are actually distributed. This means a U.S. holder could have a tax liability for the earnings or gain without a corresponding receipt of cash. The U.S. holder’s basis in the common stock will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common stock and will not be taxed again as a distribution to the U.S. holder. Each U.S. holder who desires QEF treatment must individually make a QEF election. To make a QEF election you will need to have an annual information statement from the PFIC setting forth the earnings and capital gains for the year. As a PFIC, we would supply the PFIC annual information statement to any shareholder or former shareholder who requests it. In general, a U.S. holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election will apply. U.S. holders will be permitted to make retroactive elections in particular circumstances, including if the U.S. holder had a reasonable belief that the foreign corporation was not a PFIC and filed a protective election. Investors should consult their tax advisors as to the consequences of making a protective QEF election or other consequences of the QEF election.

We have made our 2002 PFIC annual information statement and other PFIC-related information available under a link entitled “PFIC” on our corporate website which you may access at http://www.corp.china.com/. Information contained on our website does not constitute a part of this Annual Report.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, you may avoid such classification for years after such cessation if (1) you have made a QEF election in the first taxable year in which you own the Class A Common Shares, or (2) you elect to recognize gain based on the realized appreciation in the Class A Common Shares through the close of the tax year in which we cease to be a PFIC.

Transfer Reporting Requirements

Under recently promulgated regulations, a U.S. holder, including a tax exempt entity, that purchases Class A Common Shares for cash will be required to file an IRS Form 926 or similar form with the IRS, if (1) the U.S. holder owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of us, or (2) the purchase, when aggregated with all purchases made by that U.S. holder, or any related person thereto, within the preceding 12 month period, exceeds US$100,000. If a U.S. holder fails to file any such required form, the U.S. holder could be required to pay a penalty equal to 10% of the gross amount paid for the Class A Common Shares, subject to a maximum penalty of US$100,000, except in cases involving intentional disregard. You should consult your tax advisors with respect to this or any other reporting requirement which may apply with respect to their acquisition of the Class A Common Shares.

Backup Withholding and Information Reporting

The relevant paying agents for the shares must comply with information reporting requirements in connection with dividend payments or other taxable distributions made within the U.S. on the Class A Common Shares to a non-corporate U.S. person. In addition, “backup withholding” at the rate of 31% generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number on a properly completed IRS Form W-9, certifies its non-U.S. status under penalties of perjury on a properly completely IRS Form W-8BEN, or otherwise certifies that the beneficial owner is not subject to backup withholding.

Payment of the proceeds from sale of the Class A Common Shares to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting requirements, unless the beneficial owner provides an accurate taxpayer identification number or establishes an exemption from backup withholding, as described in the preceding paragraph. In general, neither U.S. backup withholding nor information reporting will apply to a payment of sale proceeds made outside the U.S. through an office outside the U.S. of a non-U.S. broker. Special rules may require information reporting in the case of payments of sale proceeds made outside the U.S. through a U.S. broker.

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this Annual Report. You should review the exhibits for a complete description of the contract or document.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. Under the Exchange Act, we are required to file reports and other information with the Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. Copies of the registration statement, its accompanying exhibits, as well as reports and other information, when filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. You may access the Securities and Exchange Commission’s Web site at http://www.sec.gov. Our Class A Common Shares are listed for trading on NASDAQ under the symbol “CHINA.” As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We furnish our shareholders with annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with United States generally accepted accounting principles in the United States, or GAAP.

I.    Subsidiary Information

For a listing of our material subsidiaries, see Item 4.C. of this Annual Report, Information on the Company — Organizational Structure.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read the following discussion of our Quantitative and Qualitative Disclosures About Market Risk together with our financial condition and results of operations as set forth in Item 5 of this Annual Report, Operating and Financial Review and Prospects and with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors included elsewhere in this Annual Report.

During 2002 we continued our active treasury management program, which commenced during 2001 with our Repurchase Agreement with Fortis Bank, by entering into a Total Return Swap Transaction Agreement with DBS Bank. Under these repurchase agreements, we may borrow as of May 31, 2003 up to US$400 million on such terms as we and the banks may mutually agree. As of December 31, 2002, an aggregate of US$125 million was outstanding under our repurchase facilities with US$115 million outstanding under our Repurchase Agreement with Fortis Bank and US$10 million outstanding under our Swap Agreement with DBS Bank. Such borrowed proceeds have been used to invest in debt securities as part of our treasury management program. Approximately US$115.0 million under such facilities are due in 2003.

Our treasury management program and our repurchase facilities are subject to market risk. Further, we are affected by market risks in respect of our shareholdings in publicly listed companies and foreign exchange risk. See Item 4.B. of this Annual Report, Business Overview — Treasury management and Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Liquidity and Capital Resources.

Credit Default and Investment Risk

When we purchase debt securities as part of our treasury management program, we are subject to risks that can reduce the value of our investments. Historically, the fluctuation in value of our debt portfolio as a whole has not exceeded 5%, although there can be no assurance that the value of our portfolio, or even the mark to market or actual loss, will not exceed 5%, either as a whole or with respect to any individual debt security. The primary factors that can cause significant fluctuations or a decline in the fair market value of our investments include:

•	the issuer’s actual or perceived credit quality following changes in its debt to equity ratio;

•	increased writedowns for goodwill or intangible assets;

•	declining revenues or earnings that fall short of expectations; and

•	inability to comply with financial instrument covenants.

These	and other indicators could reduce the value of our investments due to:

•	reduced liquidity;

•	ratings downgrades, or a negative outlook by credit agencies;

•	a decline in the price of an issuer’s equity or debt securities; or

•	an issuer being placed on CreditWatch.

While all of our current investments in debt securities are investment grade, there can be no assurance that the issuers of those securities will not default on their obligations or their ratings will remain investment grade. A debt security may remain an investment grade instrument, but events such as those listed above could cause the value of that debt security to decline. In such an instance, we would suffer either an actual loss if we were to sell the debt security or a mark to market loss if the fair market value were to be less than our purchase price for six or more consecutive months. As of March 31, 2003, a value of approximately US$2.0 million has been recorded in “accumulated other comprehensive income” in the shareholder’s equity item in our consolidated balance sheet, reflecting an aggregate appreciation in fair market value of our debt portfolio compared to our date of investment. Approximately 11.6% of our debt portfolio is currently trading below investment cost.

We are exposed to the risk of default by the issuers of our debt securities. We can quantify the risk by dividing our debt securities portfolio into the four primary risk categories based on the Standard and Poor’s credit ratings of the debt issuers as of each of December 31, 2002 and April 30, 2003. Even if an issuer did not default, but the market perceives an increased likelihood of a default, we may suffer a principal loss if we sold a debt security of such issuer under unfavorable market circumstances. The table below shows the value of our debt securities as of each of December 31, 2002 and April 30, 2003 as categorized based on ratings assigned to our debt securities by each of Standard & Poor’s and Moody’s Investors Service. The discrepancy in value as between the two rating agencies is due to the fact that certain issuers are “split-rated” as between the respective ratings assessed by Standard & Poor’s and Moody’s Investors Service.

Rating (Standard & Poor’s)	AAA	AA	A	BBB	Total
Amounts of debt securities outstanding as of December 31, 2002 (in US$ millions)
Moody’s Investors Service	407.1	35.0	0	29.1	471.2
Standard & Poor’s	407.1	35.0	9.0	20.1	471.2
Amounts of debt securities outstanding as of April 30, 2003 (in US$ millions)
Moody’s Investors Service	366.8	0	0	20.0	386.8
Standard & Poor’s	366.8	0	0	20.0	386.8

With respect to our US$20.0 million investment in Centauri Fund (currently rated Baa2 by Moody’s Investors Service and BBB by Standard & Poor’s), a bond fund managed by a third party professional manager, we are also exposed to external management risk, and we rely on the professional skills of the fund manager to deliver our target interest income. There can be no assurance that we will achieve our interest income target. Also, our investment in the Centauri Fund is highly illiquid and could be difficult to realize prior to first available redemption in 2006.

Interest Rate Risk

We are exposed to risk related to fluctuations in interest rates, as determined principally by the U.S. Federal Reserve Board changing of short-term interest rates. This is reflected in related changes in U.S. Treasuries and Libor interest rates and relates to our investment in debt securities issued by the U.S. government, U.S. and foreign investment-grade corporations and by U.S. government sponsored enterprises (such as the Federal National Mortgage Association, or “Fannie Mae,” and the Federal Home Loan Mortgage Corporation, or “Freddie Mac”). As of December 31, 2002, we had invested US$471.2 million in fixed and floating rate debt securities which included US$151.1 million of restricted debt securities set aside as collateral pursuant to US$125.0 million in drawdowns under our repurchase facilities. We value our debt securities according to their fair market value. Debt securities with a fixed rate coupon having relatively long maturities are subject to interest rate expectations, and their values are generally likely to fall if interest rates are expected to increase. This also applies to the fixed-spread portion of our investments in floating rate debt securities, impacting the value of our floating rate securities. Debt securities that use interest rate indices such as Libor as a reference are exposed to any expectation of rising interest rates and may suffer significant mark to market losses in an adverse interest rate environment. If we were to sell such securities under adverse interest rate conditions, we could suffer significant loss of principal. Historically the fluctuation in value of our debt portfolio has not exceeded 5%, although there can be no guarantee that our portfolio will not undergo greater fluctuations in future.

Our future interest income may decline due to a decrease in interest rates or the replacement of existing securities with lower yielding securities, either to shorten the maturity of the portfolio, or to reduce credit risk exposure, or both. In addition, we may receive no coupon from debt investments if interest rates rise over certain predetermined benchmarks as set forth below under — Negative Interest Rate Differential.

If interest rates decrease, it is possible that issuers of debt securities with the right to “call” such instruments might exercise their right to ‘call’ (namely exercise the right to buy back their debt at predetermined dates prior to their maturity date at the original issue price, or ‘par’). If this were to happen our portfolio yield would potentially decrease and we might have to reinvest this portion of the portfolio in new investments at lower interest rates.

The table below groups our investment securities into different risk categories based on their exposure to interest rate fluctuations in terms of the market value of the securities. We have attempted to mitigate interest rate risk during 2002 by reducing securities with interest rate risk categorized as “Medium to High” from US$247.5 million as of December 31, 2001 to US$6.0 million as of December 31, 2002. The remaining US$6.0 million of securities in this category matures in June 2003. We have shifted the majority of our portfolio to debt securities with an interest rate risk categorized as “Low to Medium”.

Interest Rate Risk	Type of Security	Amount Invested as of December 31, 2002
		(in US$ millions)
Very Low	Floating notes /Floating rate funds	20.0
Low	Fixed rate bonds of less than 18 months maturity	9.1
Low to Medium	Fixed rate bonds with 18 months to 5 years maturity	279.8
Medium	Floating rate bonds with Libor-linked coupon and fixed rate bonds of longer than 5 years maturity	156.3
Medium to High	Fixed rate bonds with Libor-linked coupon	6.0

		471.2

Negative Interest Rate Differential

To enhance our interest income, we have borrowed from our collateralized repurchase facilities to invest in fixed rate AAA-rated debt securities issued by U.S. government sponsored enterprises. As of December 31, 2002, we have borrowed US$125 million from our repurchase facilities for this purpose. Because of the very low interest rate environment, we expect that the debt securities purchased with proceeds from the repurchase facilities will pay a coupon substantially higher than we would otherwise received. However, we may be exposed to the risk of a negative interest rate differential, or ‘negative carry’ situation, if interest rates rise.

Risks Related to the Repurchase Facilities

Use of the repurchase facilities with Fortis Bank and DBS Bank creates the following three primary risks for us:

•	The risk associated with increased leverage, which includes our ability to pay back the borrowed funds in a timely manner without which may cause us to liquidate a portion of our treasury portfolio at a time where we may need to incur losses on the sale of sufficient debt instruments to repay the borrowing.

•	By setting aside debt securities as collateral under either repurchase facility, we incur the risk that if the banks themselves were to undergo an insolvency event, we could lose all or part of our debt securities set aside at such time with the bank. Currently, Fortis’ credit rating is AA- by Standard & Poor’s and Aa3 by Moody’s Investors Service and DBS Bank’s credit rating is A+ by Standard & Poor’s and Aa2 by Moody’s Investors Service.

•	The interest that we pay under our repurchase facilities is dependent upon Libor and therefore, our future interest expenses with respect to any amounts drawn down under the repurchase facilities may exceed our expectations due to changes in interest rates. For example, if Libor rises extremely rapidly over the next few years, interest expenses will rise commensurately.

Equity Price Risk

As of December 31, 2002, we had US$2.1 million invested in shares of publicly listed companies. The table below presents the carrying amounts and fair values of our investment in shares of publicly listed companies, which are held for non-trading purposes. The amount of the carrying value is the same as the fair value because we have marked to market the carrying amount of our investments as at the end of the period.

	December 31, 2001		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
Available-for-sale equity securities (US$ million)	2.1	2.1	2.1	2.1

Foreign Currency Risk

Approximately 83% of our revenues for the year ended December 31, 2002 was derived from our Asia subsidiaries, which conducted their businesses and also incurred expenses in their local currency. We do not use any derivatives to hedge against foreign currency fluctuations. As exchange rates in these Asian currencies vary, our revenues and operating results, when translated, may be adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the year ended December 31, 2002 was not material. All of our debt securities are US-dollar denominated and therefore not subject to foreign currency risk. However, as long as we continue to rely on US-dollar denominated interest income for a significant portion of our cashflows and use this to support our operations, any material depreciation of the US dollar versus currencies of the countries where we have our operations might have a negative effect on our cashflows.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, and our Chief Financial Officer, or CFO. Based on that evaluation, our CEO and CFO concluded that we maintain disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in our reports under the

Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and its CFO, as appropriate, to allow timely decisions regarding required disclosure. Our management necessarily applied its judgment in assessing the costs and benefits of such control and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date.

In 2003, we hired a Director of Internal Audit who will have responsibilities overseeing several of our management and control processes, including internal control, internal audit and compliance with the laws under the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Commission. In addition, we have instituted policies under which our managing directors, financial controllers and financial managers will need to provide our CEO and CFO monthly certifications with respect to their financial reporting and controls. We have also implemented a “whistle-blower protection” procedure with an independent third party under which staff can make reports on a confidential basis which are then passed directly on to the Director of Internal Audit and the Audit Committee.

ITEM 16.     [RESERVED]

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2002 to our Annual Report, (see pages F-1 to F-45).

ITEM 19.     EXHIBITS

(b)	Exhibits

No.		Description

1.1		Conformed copy of the Amended and Restated Memorandum of Association.*******

1.2		Conformed copy of the Amended and Restated Articles of Association.*******

2.1		1999 Employee Stock Option Plan, as amended.*

2.2		2000 Employee Share Purchase Plan.**

2.3		2001 Employee Share Purchase Plan.*****

4.	(a).1	Amended and Restated Support Services Agreement dated April 1, 2000 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.	(a).2	Agreement dated March 12, 2001 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.	(a).3	Agreement dated March 13, 2001 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.	(a).4	Guarantee Agreement dated April 4, 2001 by chinadotcom corporation in favor of hongkong.com Limited. ****

4.	(a).5	Asset Purchase Agreement dated October 24, 2001 between China Internet Corporation Limited and chinadotcom Strategic, Inc.******

4.	(b).1	24/7 Media-Asia Agreement dated August 24, 2000 by and among 24/7 Media, Inc, 24/7 Media-Asia Ltd., Sift, Inc. and China Internet Corporation.***

4.	(b).2	Equity Exchange Agreement dated August 24, 2000 by and among chinadotcom corporation, 24/7 Media-Asia Ltd. and 24/7 Media, Inc.***

4.	(c)1	Executive Services Agreement dated April 27, 2001, by and between chinadotcom corporation and Raymond Ch’ien.****

4.	(c)2	Executive Services Agreement effective as of January 1, 2002, by and between chinadotcom corporation and Asia Pacific Online Limited.******

6.		Details of how EPS information is calculated can be found in Note 19 to our Consolidated Financial Statements.

8.		List of principal subsidiaries of the Company.

10.	(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.	(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12966) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12958) filed with the Commission on December 7, 2000.

***	Incorporated by reference to our registration statement on Form F-3 (File No. 333-12674) filed with the Commission on October 3, 2000.

****	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on May 10, 2001.

*****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on February 28, 2002.

******	Incorporated by reference to our annual report of Form 20-F (File No. 000-30134) filed with the Commission on June 11, 2002.

*******	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 16th day of June, 2003.

/s/ Raymond K.F. Ch’ien

Raymond K.F. Ch’ien
Executive Chairman

/s/ Peter Yip

Peter Yip
Vice Chairman and Chief Executive Officer

/s/ Daniel Widdicombe

Daniel Widdicombe
Chief Financial Officer

CERTIFICATION

I, Peter Yip, certify that:

1.	I have reviewed this annual report on Form 20-F of chinadotcom corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 16, 2003

/s/ Peter Yip

Peter Yip
Vice Chairman and Chief Executive Officer

CERTIFICATION

I, Daniel Widdicombe, certify that:

1.	I have reviewed this annual report on Form 20-F of chinadotcom corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 16, 2003

/s/ Daniel Widdicombe

Daniel Widdicombe
Chief Financial Officer

chinadotcom corporation

INDEX TO FINANCIAL STATEMENTS

Pages
Report of the Independent Auditors	F-1

Consolidated Balance Sheets as of December 31, 2001 and 2002	F-2

Consolidated Statements of Operations for each of the three years ended December 31, 2000, 2001 and 2002	F-3 – F-4

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2000, 2001 and 2002	F-5 – F-6

Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2000, 2001 and 2002	F-7 – F-9

Notes to Consolidated Financial Statements	F-10 – F-45

REPORT OF THE INDEPENDENT AUDITORS

The Board of Directors and Shareholders

chinadotcom corporation

We have audited the accompanying consolidated balance sheets of chinadotcom corporation and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of chinadotcom corporation and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 4(e) of the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

Hong Kong

February 13, 2003

chinadotcom corporation

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		December 31,	December 31,
	Notes	2001	2002
ASSETS

Current assets:
Cash and cash equivalents		20,820	33,153
Restricted cash	5	1,274	109
Accounts receivable
(net of allowance of USD6,538 for 2001 and 4,139 for 2002)	6	21,074	15,030
Deposits, prepayments and other receivables		16,746	8,363
Available-for-sale debt securities	7	329,952	300,056
Restricted debt securities	7	134,960	139,255

Total current assets		524,826	495,966

Property, plant and equipment, net	9	21,288	9,375
Goodwill	10	6,430	12,016
Intangible assets	11	17,092	16,980
Investment in equity investees		2,668	330
Investments under cost method		2,878	387
Available-for-sale debt securities	7	17,028	20,000
Restricted debt securities	7	-	11,868
Available-for-sale equity securities	12	2,064	2,050
Other assets		2,220	11,985

Total assets		596,494	580,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		15,082	13,662
Other payables		7,100	12,952
Accrued liabilities		14,099	9,064
Short-term bank loans	13	116,820	115,650
Long-term bank loans, current portion	14	131	149
Deferred revenue		932	2,693
Tax payable		1,002	636
Amounts due to related companies	8	10,248	684

Total current liabilities		165,414	155,490

Long-term bank loans, net of current portion	14	1,504	11,585
Other payables, net of current portion		2,860	-
Minority interests		36,855	36,182

Shareholders’ equity:
Class A common shares, USD0.00025 par value:
Authorized shares - 800,000,000 shares
Issued and outstanding-
102,691,872 shares as of December 31, 2001 and
101,296,363 shares as of December 31, 2002		26	25
Preferred shares, USD0.001 par value:
Authorized shares - 5,000,000 shares
Issued and outstanding-Nil as of December 31, 2001 and 2002		-	-
Additional paid-in capital		613,460	610,340
Treasury stock - 63,564 shares		-	(238)
Accumulated other comprehensive income	15	(7,439)	1,990
Accumulated deficits		(216,186)	(234,417)

Total shareholders’ equity		389,861	377,700

Total liabilities and shareholders’ equity		596,494	580,957

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Notes	2000	2001	2002
Revenues (a)
e-business solutions		61,327	32,591	23,003
Advertising		43,769	21,404	28,250
Sale of IT products		3,276	4,580	4,631
Other income		1,296	5,899	3,418

		109,668	64,474	59,302

Less: Cost of revenues
e-business solutions		(38,600)	(21,922)	(14,022)
Advertising		(29,109)	(13,508)	(20,045)
Sale of IT products		(56)	(3,466)	(3,306)
Other income		(1,275)	(2,010)	(1,484)

Gross margin		40,628	23,568	20,445

Selling, general and administrative expenses (b)	16	(101,275)	(87,865)	(37,963)
Depreciation and amortization expenses		(37,775)	(27,388)	(11,860)
Impairment of goodwill and intangible assets		(43,373)	(40,698)	-
Stock compensation expense	24	(5,083)	(1,227)	(309)

Operating loss		(146,878)	(133,610)	(29,687)

Interest income		29,934	26,809	23,927
Interest expense		(949)	(1,474)	(2,629)
Gain/(loss) arising from share issuance of a subsidiary		140,031	(55)	-
Gain/(loss) on disposal of available-for-sale securities		1,682	4,411	(158)
Gain/(loss) on disposal of subsidiaries and cost investments		13,981	(1,933)	(117)
Other non-operating gains		-	-	1,173
Other non-operating losses		(1,992)	(1,321)	(288)
Impairment of cost investments and available-for-sale securities		(84,696)	(12,260)	(5,351)
Share of (losses)/income in equity investees		(9,423)	(2,592)	682

Loss before income taxes		(58,310)	(122,025)	(12,448)
Income taxes	18	(682)	(148)	(160)

Loss before minority interests		(58,992)	(122,173)	(12,608)
Minority interests in losses of consolidated subsidiaries		553	4,010	1,036

Loss from continuing operations		(58,439)	(118,163)	(11,572)

Discontinued operations	20
Loss from operations of discontinued subsidiaries, net of related tax benefit of USD42 and tax expense of USD213 for 2000 and 2001, respectively		(1,363)	(6,222)	(7,204)
Gain on disposal of discontinued subsidiaries		-	-	545

Net loss	19	(59,802)	(124,385)	(18,231)

Basic and diluted loss per share	19	(0.61)	(1.21)	(0.18)

chinadotcom corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

			Year ended December 31,	Year ended December 31,	Year ended December 31,
		Notes	2000	2001	2002
(a)	Revenues from related parties	17
	e-business solutions		13,921	60	-
	Advertising		7,870	-	-
	Other income		-	-	-

			21,791	60	-

(b)	Selling, general and administrative expenses to related parties	17	(1,200)	(10,106)	(413)

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	(59,802)	(124,385)	(18,231)
Adjustments to reconcile income to net cash provided by operating activities:
Minority interests in income/(loss) of consolidated subsidiaries	(553)	(4,010)	(1,036)
Loss on disposal/write-off of property, plant and equipment	117	3,066	1,732
Gain on disposal of available-for-sale securities	(1,682)	(4,411)	158
(Gain)/loss arising from share issuance of a subsidiary	(140,031)	55	-
(Gain)/loss on disposal of subsidiaries and cost investments	(13,981)	2,055	(428)
Amortization of goodwill and intangible assets	29,690	15,323	1,183
Depreciation	8,452	12,739	11,340
Stock compensation expense	5,083	1,169	309
Share of loss in equity investees	9,423	2,592	(682)
Impairment of cost investments and available-for-sale securities	84,696	12,260	5,351
Impairment of goodwill and intangible assets	43,389	40,698	-
Gain in value of derivative instruments	-	-	(571)
Changes in operating assets and liabilities:
Accounts receivable	(19,841)	10,427	7,191
Deposits, prepayments and other receivables	(12,931)	(8)	10,909
Due from related companies	(17,381)	21,450	-
Other assets	(1,565)	1,623	(252)
Accounts payable	4,008	(1,468)	(1,107)
Other payables	2,724	(5,754)	4,824
Accrued liabilities	10,438	145	(3,968)
Deferred revenue	1,531	(2,307)	(66)
Due to related companies	618	1,099	(730)

Net cash (used in)/provided by operating activities	(67,598)	(17,642)	15,926

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(17,259)	(15,580)	(4,587)
Acquisition of equity investees	(6,848)	-	-
Acquisition of property, plant and equipment	(29,228)	(8,250)	(5,471)
Acquisition of cost investments	(21,150)	(398)	-
Acquisition of available-for-sale securities	(2,875,048)	(1,932,249)	(660,599)
Acquisition of intangible assets	-	(12,392)	(8,800)
Advances of loans to equity investees	(4,389)	(179)	-
Purchase of promissory note and warrants	-	-	(7,000)
Proceeds from disposal of available-for-sale securities	2,582,685	1,843,943	675,728
Proceeds from disposal of property, plant and equipment	183	138	1,386
Proceeds/(cash disbursements) from share issuance by/disposal of subsidiaries	169,835	982	(652)
Proceeds from disposal of cost investments	970	598	-
Restricted cash	(4,134)	2,860	1,165

Net cash used in investing activities	(204,383)	(120,527)	(8,830)

Cash flows from financing activities:
Issuance of share capital	312,438	279	724
Additional minority interests	217	-	-
Additional bank loans	2,495	117,307	125,278
Repayment of bank loans	-	(2,737)	(116,349)
Purchase of treasury stocks	-	-	(4,416)
Settlement of promissory notes in relation to acquisitions	(8,599)	(3,343)	-

Net cash provided by in financing activities	306,551	111,506	5,237

Net increase/(decrease) in cash and cash equivalents	34,570	(26,663)	12,333
Cash and cash equivalents at beginning of year	12,913	47,483	20,820

Cash and cash equivalents at end of year	47,483	20,820	33,153

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2000	2001	2002
Interest paid	954	1,495	2,632

Non-cash activities:
Class A common shares issued for purchases of available-for-sale securities and cost investments	45,359	-	-
Class A common shares issued for acquisitions	39,095	-	-
Class A common shares issued for settlement of other payables	294	4,467	-
Class A common shares issued for settlement of promissory notes	7,492	3,033	-
Stock options issued/allocated for acquisitions	1,212	-	-
Promissory notes issued and other payables incurred in respect of acquisitions	38,643	-	-
Subsidiary’s ordinary shares issued for acquisitions	-	1,410	-
Subsidiary’s ordinary shares issued for purchase of assets	-	221	-
Repurchase of Class A common shares from disposal of an equity investee	-	53	-
Reissuance of treasury stocks for settlement of employee stock ownership plan obligations	-	-	24

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Number of shares	Common shares USD	Additional paid-in capital USD	Treasury stock USD	Comprehensive income USD	Accumulated other comprehensive income USD	Retained earnings (deficit) USD	Total shareholders’ equity (deficit) USD

Balance at January 1, 2000	87,374	22	193,596	-	-	2,203	(31,999)	163,822

Issuance of shares for cash	7,626	2	303,182	-	-	-	-	303,184

Exercise of warrants	800	-	4,000	-	-	-	-	4,000

Exercise of employee stock options	1,526	-	5,254	-	-	-	-	5,254

Issuance of shares for non-cash transactions	4,502	1	94,213	-	-	-	-	94,214

Stock options issued/allocated for acquisitions	-	-	1,212	-	-	-	-	1,212

Stock compensation expenses on options granted	-	-	3,109	-	-	-	-	3,109

Unrealized loss, net of unrealized gains on available-for-sale securities	-	-	-	-	(44,858)	(44,858)	-	(44,858)

Other-than-temporary impairment of available-for-sale securities	-	-	-	-	44,929	44,929	-	44,929

Foreign currency translation adjustments	-	-	-	-	(804)	(804)	-	(804)

Less: reclassification adjustment for gains, net of losses included in net income	-	-	-	-	(2,236)	(2,236)	-	(2,236)

Net loss for the year ended December 31, 2000	-	-	-	-	(59,802)	-	(59,802)	(59,802)

Comprehensive income					(62,771)

Balance at December 31, 2000	101,828	25	604,566	—		(766)	(91,801)	512,024

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Number of shares	Common shares USD	Additional paid-in capital USD	Treasury stock USD	Comprehensive income USD	Accumulated other comprehensive income USD	Retained earnings (deficit) USD	Total shareholders’ equity (deficit) USD

Balance at January 1, 2001	101,828	25	604,566	-	-	(766)	(91,801)	512,024

Exercise of employee stock options	92	-	279	-	-	-	-	279

Issuance of shares for non-cash transactions	795	1	7,499	-	-	-	-	7,500

Redemption and retirement of shares for non-cash transactions	(23)	-	(53)	-	-	-	-	(53)

Stock compensation expenses on options granted	-	-	1,169	-	-	-	-	1,169

Unrealized loss, net of unrealized gains on available-for-sale securities	-	-	-	-	(9,956)	(9,956)	-	(9,956)

Other-than-temporary impairment of available-for-sale securities	-	-	-	-	4,216	4,216	-	4,216

Minority interests’ share of unrealized loss, net of unrealized gains on available-for-sale securities	-	-	-	-	337	337	-	337

Foreign currency translation adjustments	-	-	-	-	(1,199)	(1,199)	-	(1,199)

Less: reclassification adjustment for gains, net of losses included in net income	-	-	-	-	(71)	(71)	-	(71)

Net loss for the year	-	-	-	-	(124,385)	-	(124,385)	(124,385)

					(131,058)

Balance at December 31, 2001	102,692	26	613,460	-		(7,439)	(216,186)	389,861

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Number of shares	Common shares USD	Additional paid-in capital USD	Treasury stock USD	Comprehensive income USD	Accumulated other comprehensive income USD	Retained earnings (deficit) USD	Total shareholders’ equity (deficit) USD

Balance at January 1, 2002	102,692	26	613,460	-	-	(7,439)	(216,186)	389,861

Exercise of employee stock options	296	-	724	-	-	-	-	724

Redemption of shares	-	-	-	(4,416)	-	-	-	(4,416)

Retirement of shares	(1,692)	(1)	(4,153)	4,154	-	-	-	-

Reissuance of treasury stock for non-cash transactions	-	-	-	24	-	-	-	24

Stock compensation expenses on options granted	-	-	309	-	-	-	-	309

Unrealized loss, net of unrealized gains on available-for-sale securities	-	-	-	-	(1,276)	(1,276)	-	(1,276)

Other-than-temporary impairment of available-for-sale securities	-	-	-	-	5,125	5,125	-	5,125

Minority interests’ share of unrealized gain, net of unrealized loss on available-for-sale securities	-	-	-	-	(484)	(484)	-	(484)

Foreign currency translation adjustments	-	-	-	-	661	661	-	661

Less: reclassification adjustment for gains, net of losses included in net income	-	-	-	-	5,403	5,403	-	5,403

Net loss for the year	-	-	-	-	(18,231)	-	(18,231)	(18,231)

					(8,802)

Balance at December 31, 2002	101,296	25	610,340	(238)		1,990	(234,417)	377,700

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

chinadotcom corporation is an integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

The Company was incorporated as China.com Corporation under the laws of the Cayman Islands in June 1997 as a wholly-owned subsidiary of China Internet Corporation Limited (“CIC”), a company incorporated under the laws of Bermuda. In June 1999, CIC distributed its total interest in the Company to CIC’s shareholders (the “Reorganization”). The transaction involved the distribution of a total of 46,975,972 of the Company’s Class A common shares to CIC’s shareholders on a one-for-one basis with respect to each issued and outstanding share of CIC’s capital stock at the time of the distribution. Upon completion of the Reorganization, CIC ceased to have any ownership interest in the Company. As part of such corporate reorganization, CIC transferred certain subsidiaries, portals and related assets, comprising the integrated portal business, which began in early 1996, to the Company. The transfer has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

As of each of December 13, 1999 and May 8, 2000, the Company effected a two-for-one share split (“Share Split”). Upon the occurrence of each of these share splits, each issued and outstanding Class A common share of the Company was split into two Class A common shares of half the previous par value per share. The consolidated financial statements have been prepared as if the Share Split had occurred retroactively.

In March 2000, hongkong.com Corporation (“hongkong.com”), a wholly-owned e-business solutions and advertising services provider, was listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited and 736,000,000 shares of hongkong.com were issued at USD0.24 per share for a net proceed of USD168,462. As a result, the Company’s shareholding in hongkong.com was diluted to 82%. No deferred tax has been provided for the gain as the future disposal of shares in hongkong.com by the Company will not be taxable in any jurisdiction.

Pursuant to a shareholders’ special resolution passed on April 28, 2000, the name of the Company was changed from China.com Corporation to chinadotcom corporation.

In 2001, hongkong.com issued 5,351,473 shares at USD0.0409 per share amounting to USD219 for the acquisition of property, plant and equipment of Powernet Technology Inc. and 30,207,269 shares at USD0.04635 per share amounting to USD1,400 for the acquisition of Beijing China-Railway Times Science and Technology Company Ltd. As a result, the Company’s shareholding in hongkong.com was diluted from 82% to 81%. No deferred tax credit was recognized for the loss as the future disposal of shares in hongkong.com by the Company will not be taxable in any jurisdiction.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

2.	BUSINESS COMBINATIONS

On February 28, 2002, the Company acquired a 51% equity interest in OpusOne Technologies International Inc. (“OpusOne”) through the purchase of outstanding and newly issued common shares of OpusOne. The results of OpusOne’s operations have been included in the consolidated financial statements since the date of acquisition. OpusOne is a developer of business software solutions in the People’s Republic of China (the “PRC”). As a result of the acquisition, the Company is expected to complement and serve to further expand the Company’s portfolio of proprietary software solutions in the PRC market, and is expected to reduce costs and improve operational profitability through economies of scale.

The aggregate initial purchase price was USD8,950 cash for 368,100 issued and outstanding and 300,000 newly issued common shares of OpusOne. The Company paid USD4,488 cash on the date of acquisition. The remaining purchase price will be paid in three yearly installment payments after December 31, 2002 and will be adjusted based on the audited financial statements of OpusOne for each of the fiscal years ending December 31, 2002, 2003 and 2004. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At February 28, 2002
USD

Current assets	1,850
Property, plant and equipment, net	297
Intangible assets subject to amortization (3 year useful life):
Software applications and programs	720
Other assets	821
Goodwill	4,764

Total assets acquired	8,452

Current liabilities	(3,532)
Long-term debt	(432)

Total liabilities assumed	(3,964)

Net assets acquired	4,488

The USD4,764 of goodwill was assigned to the sale of IT product segment. The following unaudited pro forma consolidated financial information reflects the results of the operation of the Company for the years ended December 31, 2001 and 2002, as if the acquisition of the subsidiary had occurred on January 1, 2001. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2001, and may not be indicative of future operating results.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

2.	BUSINESS COMBINATIONS (continued)

	December 31, 2001 USD (unaudited)	December 31, 2002 USD (unaudited)
Revenue	69,003	60,398
Net loss	(129,217)	(18,045)
Loss per share	(1.26)	(0.18)

The difference in pro forma and audited net loss for the year ended December 31, 2001 is primarily due to the inclusion of the results of operations from the beginning to the end of the year, net of the impairment of goodwill and the effect of additional amortization of goodwill and purchased intangible assets in the years ended December 31, 2001. The difference in pro forma and audited net loss for the year ended December 31, 2002 is primarily due to the inclusion of the results of operations from the beginning of the year to the date of acquisition, net of the additional amortization of purchased intangible assets in the year ended December 31, 2002.

3.	CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

Due to the discontinued operation of certain components of the Company, certain comparative amounts have been reclassified to conform with the current year’s presentation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, after elimination of all material inter-company accounts, transactions and profits.

(b)	Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in note 5, none of the Company’s cash is restricted as to withdrawal or use.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment and depreciation

Leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation of leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles is computed using the straight-line method over the assets’ estimated useful life. No depreciation is provided on freehold land. The principal annual rates used are as follows:

Buildings	4%
Leasehold improvements	Over the lesser of the lease term or the useful life
Furniture and fixtures	20%
Office equipment	20%
Computer equipment	33 1/3%
Motor vehicles	33 1/3%

(e)	Goodwill and intangible assets

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. In accordance with SFAS 142, the Company ceased amortizing goodwill and performed a transitional test of its goodwill as of January 1, 2002. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Company would then recognize an impairment loss. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over a period of two to five years. The carrying value of goodwill was reviewed for possible impairment whenever events or changes in circumstances indicated that an impairment might exist.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Goodwill and intangible assets (continued)

Intangible assets represent trademarks, service marks, Uniform Resource Locators (“URL”), software applications and programs, and customer database. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. The Company has certain trademarks, service marks and domain names registered in the United States Patent and Trademark Office and other jurisdictions. The Company believes the service marks and domain names are of material importance to the Company’s business and have an estimated useful life of twenty years. Accordingly, these trademarks, service marks and domain names are amortized on a straight-line basis over a period of twenty years. The Company purchased certain software programs and customer database from acquisition of entities. The Company considers the software applications and customer database will generate revenue for the Company for 3 years. Accordingly, these software applications and programs and customer database are amortized on a straight-line basis over a period of three years. Annually, the Company reviews and adjusts the carrying value of purchased intangible assets if the facts and circumstances suggest purchased intangible assets may be impaired. If this review indicates purchased intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows.

(f)	Investment

Debt and marketable equity investments which represent available-for-sale securities are stated at fair value. Unrealized holding gain or loss, net of tax, on available-for-sale securities is included in a separate component of shareholders’ equity. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in gain/loss on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. The cost of securities sold is based on the first-in, first-out method. Interest and dividends on securities classified as available-for-sale are included in interest income and other income, respectively.

All other investments, for which the Company does not have the ability to exercise significant influence and there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and decline in value is included in impairment of cost investments.

(g)	Investments in equity investees

The Company’s investments in equity investees for which its ownership exceeds 20%, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss and amortization of the Company’s net excess investment over its equity in each equity investee’s net assets is included in “share of losses in equity investees”. Amortization is recorded on a straight-line basis over the estimated useful life of three years.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

The functional currency of the Company is the Hong Kong Dollar. The functional currency of the Company’s subsidiaries in the locations outside Hong Kong are the respective local currencies. The financial statements of the Company’s subsidiaries have been translated into United States dollars in accordance with SFAS 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the exchange rates in effect during the year.

(i)	Advertising expenses

Advertising expenses, net of reimbursements, are charged to the consolidated statement of operations when incurred.

(j)	Shipping and handling

Costs related to shipping and handling are included in cost of sales for all periods presented.

(k)	Revenue recognition

The Company generates its revenues from three primary sources: e-business solutions, advertising and sales of information technology products. In addition, the Company generates revenue from the provision of software licenses, professional services and application of management services.

e-business solutions service fees are derived from services provided for the design and development of Internet Web sites, system integration and monthly maintenance and hosting of computer-based information. A substantial percentage of Web design and development engagements are short-term projects billed on a fixed-price basis. e-business solutions service fees are recognized when services are provided. Professional services and other revenues include revenues from consulting services, training, and post-contract support. Revenues from customer training and education are recognized at the date the services are performed. Revenue from post-contract support, that is, unspecified upgrades and telephone supports, is recognized ratably over the period the support is provided.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Advertising service fees are derived from the online sales of banner advertisements, direct mailing and sponsorships in which the Company delivers advertising for a fixed fee on the Company’s Web sites and advertising affiliates, which comprises third-party Web sites and offline advertising campaigns. Online advertising revenue is derived principally from short-term advertising contracts in which the Company may guarantee a minimum number of impressions to advertisers over a specific period of time for a fixed fee. Revenues from online banner advertising are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of contract, and collection of resulting receivable is reasonably assured. Advertising service fees from direct mailing are derived from advertisement sent to electronic mail users registered with the Company and are recognized when each advertisement is sent. Offline advertising revenue is derived principally from fees for services and production of advertisements. Revenue is realized when the service is performed, in accordance with the terms of the contractual arrangement, and collection is reasonably assured.

Certain subsidiaries of the Company act as an advertising agent for their customers and the related revenues are recorded net in the Consolidated Statement of Operations.

The Company pays affiliated Web sites a percentage of advertising revenue, ranging from 50% to 85%, in exchange for providing advertising space to the Company’s network. The Company becomes obligated to make payments to such advertising affiliates in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

Sale of IT products revenue is derived principally from the distribution of computer hardware and software products. Revenue is recognized when the title to the products and risk of ownership are transferred to customers, which occurs principally upon delivery to the customer. In instances where the license agreements provide for ongoing post-contract support, rights to upgrades and updates as provided by the Company and the service deliverable cannot be separated from the software license deliverable, revenue from software licenses is recognized ratably over the period of the application management services agreement. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related sales are recorded.

(l)	Deferred revenue

Deferred revenue represents cash received or receivable for e-business solutions and advertising services in advance of services being rendered.

(m)	Income taxes

Income taxes, if any, are determined under the liability method as required by SFAS No. 109, Accounting for Income Taxes.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Stock compensation expenses

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company’s net income would have been reduced as indicated below:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD
Net loss:
As reported	(59,802)	(124,385)	(18,231)
Pro forma	(102,243)	(152,783)	(33,846)
Net loss per share:
As reported	(0.61)	(1.21)	(0.18)
Pro forma	(1.04)	(1.49)	(0.33)

(o)	Earnings per share

The Company computes earnings per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the year. Diluted net income or loss per share is computed by dividing the net income or loss for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted net income or loss per share to the extent such shares are dilutive.

Loss per share has been provided for all years assuming that all shares issued as part of the Reorganization had been outstanding for all years.

(p)	Repurchase agreements

Debt securities sold under agreements to repurchase are classified as secured borrowings. Agreements with the third party specify the third parties’ rights to request additional collateral. Both parties monitor the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and may request a cash transfer at least equal to that net exposure as necessary.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Gain on issuances of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Consolidated Statements of Operations. Otherwise, the increase is reflected in “effect of subsidiaries’ equity transactions” in the Company’s Consolidated Statements of Stockholders’ Equity.

(r)	Derivative instruments

SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the income statement or in shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in income. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(s)	Impact of recently issued accounting standards

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board (“APB”) Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Gains or losses from extinguishment of debt that do not meet the criteria of APB 30 should be reclassified to income from continuing operations in all prior periods presented. The Company adopted SFAS 145 effective January 1, 2002 and expects the adoption to have no material effect on its results of operations and financial condition.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Impact of recently issued accounting standards (continued)

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company in 2002. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. The Company does not expect the adoption of FIN 45 will have an impact on its consolidated financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

5.	RESTRICTED CASH

At December 31, 2001 and 2002, cash of USD1,274 and USD109, respectively, were pledged for bank facilities.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

6.	ACCOUNTS RECEIVABLE

	December 31, 2001 USD	December 31, 2002 USD

Accounts receivable:
Amounts billed	25,302	17,648
Unbilled	2,310	1,521

	27,612	19,169
Allowance for doubtful accounts	(6,538)	(4,139)

Net	21,074	15,030

Allowance for doubtful accounts:
Balance at beginning of year	3,488	6,538
Additions	3,050	4,296
Write-offs net of recoveries	-	(6,695)

Balance at end of year	6,538	4,139

Unbilled receivable of USD2,310 and USD1,521 in 2001 and 2002, respectively, represented recognized sales value of performance relating to e-business solutions services and these amounts had not been billed and were not billable to the customers at the date of the balance sheet. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

7.	AVAILABLE-FOR-SALE DEBT SECURITIES

	December 31, 2001 USD	December 31, 2002 USD

Debt obligations issued by corporations and federally supervised private companies:
Amortized cost	487,606	467,842
Gross unrealized gain/(loss)	(5,666)	3,337

Estimated fair value	481,940	471,179
Restricted debt securities pledged for bank facilities	(134,960)	(151,123)

Non-restricted	346,980	320,056

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

7.	AVAILABLE-FOR-SALE DEBT SECURITIES (continued)

Non-restricted available-for-sale debt securities consist of:

	December 31, 2001 USD	December 31, 2002 USD

Current	329,952	300,056
Non-current	17,028	20,000

	346,980	320,056

All debt securities held by the Company have maturity terms ranging from one to over ten years. At December 31, 2002, all the debt securities were carried at market value and temporary unrealized gains and losses at December 31, 2002 were reported in other comprehensive income.

Included in debt securities owned as of December 31, 2002 were corporate debt securities with a market value of USD151,123 (2001: USD134,960) which were segregated and secured in accordance with the Global Master Repurchase Agreement and the Total Return Swap Transaction Agreement detailed in note 13.

8.	DUE FROM/(TO) RELATED COMPANIES

The amounts due to related companies as of December 31, 2001 and 2002, were unsecured and interest-free.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2001 USD	December 31, 2002 USD

Freehold land	1,262	1,262
Buildings	1,262	1,262
Leasehold improvements	3,306	2,579
Furniture and fixtures	2,385	2,531
Office equipment	2,031	2,142
Computer equipment	33,297	29,408
Motor vehicles	478	488

	44,021	39,672
Less: Accumulated depreciation	(22,733)	(30,297)

	21,288	9,375

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

10.	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	e-business Solutions USD	Advertising USD	Sale of IT products USD	Total USD

Balance as of January 1, 2002	233	4,596	1,601	6,430
Goodwill acquired during the year	233	1,295	5,044	6,572
Less: Goodwill written off related to sale of business units	(25)	(783)	(178)	(986)
Less: Impairment of goodwill	-	-	-	-

Balance as of December 31, 2002	441	5,108	6,467	12,016

Due to the adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Had SFAS 142 been in effect during the years ended December 31, 2001, and 2000, the Company would not have recorded goodwill amortization expenses of USD15,323 and USD29,690, respectively. The following table summarizes net loss adjusted to exclude goodwill amortization expenses that is no longer subject to amortization:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Reported net loss	(59,802)	(124,385)	(18,231)
Goodwill amortization	29,690	15,323	-

Adjusted net loss	(30,112)	(109,062)	(18,231)

Net loss per share	(0.31)	(1.06)	(0.18)

The goodwill represents the excess consideration paid for the purchase of subsidiaries over the fair values of the net assets acquired on the date of acquisition adjusted for contingent consideration paid, if any.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

11.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets, net, as of December 31:

	2001			2002
	Gross carrying amount USD	Accumulated amortization USD	Net USD	Gross carrying amount USD	Accumulated amortization USD	Net USD

Trademarks, service marks and URLs	17,092	-	17,092	17,092	(885)	16,207
Software applications and programs	-	-	-	720	(200)	520
Customer database	-	-	-	351	(98)	253

	17,092	-	17,092	18,163	(1,183)	16,980

For the year ended December 31, 2002, the Company recognized USD1,183 amortization expense. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Year ended December 31:
USD

2003	1,245
2004	1,245
2005	908
2006	840
2007	840

12.	AVAILABLE-FOR-SALE EQUITY SECURITIES

	December 31, 2001 USD	December 31, 2002 USD

Cost	3,894	1,875
Impairment of equity securities included in earnings	(1,756)	—
Gross unrealized gain/(loss)	(74)	175

Market value	2,064	2,050

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

13.	CREDIT ARRANGEMENTS

Under line of credit arrangements with three banks, including the Global Master Repurchase Agreement (the “Repurchase Agreement”) and the Total Return Swap Transaction Agreement (the “Swap Agreement”) as described below, the Company may borrow up to USD389,176 on such terms as the Company and the banks mutually agree upon. Except for bank loans of USD115,799 due in 2003 and USD11,585 due in 2004 through 2011, these arrangements do not have termination dates but are reviewed annually for renewal. At December 31, 2002, the unused portion of the credit lines was USD261,792.

The Company has entered into the Repurchase Agreement with a bank pursuant to which the Company sold certain debt securities to the bank at a discounted price (the “Purchase Price”) and the bank agreed to sell back to the Company at the Purchase Price at a later date (the “Repurchase Date”). Either party with a net exposure from the transaction arising from the fluctuations in the market value of the securities or other means may request the other party to make a cash or acceptable debt securities transfer at least equal to that net exposure. During the period between the date that the Company sold the debt securities to the bank (the “Purchase Date”) and the Repurchase Date, the bank shall pay to the Company any income in respect of the debt securities and the Company shall pay to the bank an interest calculated at the Purchase Price at LIBOR plus 0.23% per annum and the number of days between the Purchase Date and the Repurchase Date. At December 31, 2002, the repurchase transactions entered into only allowed the buyer to request the seller to make a cash or acceptable debt securities transfer at least equal to the net exposure.

The Company has entered into the Swap Agreement with another bank pursuant to which the Company transferred securities and financial instruments to the bank in exchange for cash and concurrently the Company agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged and an interest factor. The Swap Agreement permitted the Company to elect for net cash settlement upon termination of the total return swap transaction. During the period between the Purchase Date and the Repurchase Date of three calendar years, the bank would pay to the Company any income in respect of the securities transferred and the Company would in return pay to the bank a price differential calculated by the Purchase Price multiply by LIBOR plus 0.35% per annum and the number of days between the Purchase Date and the Repurchase Date.

In connection with these credit lines, the Company maintained compensating balances of USD109 in cash, and pledged debt securities and land and buildings with a net book value at December 31, 2002 of USD151,123 and USD2,524, respectively.

The weighted average interest rate on short-term borrowings as of December 31, 2001 and 2002 was 2.2% and 2.1%, respectively.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

14.	LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:

	December 31, 2001 USD	December 31 2002 USD

LIBOR + 1.75% mortgage loan through 2011	818	831
4.1% mortgage loan through 2011	817	830
LIBOR + 0.35% total return swap transaction loan through 2005	-	10,073

	1,635	11,734
Less: Current portion	(131)	(149)

	1,504	11,585

Maturities of long-term debt for the five years succeeding December 31, 2002 are USD149 in 2003, USD163 in 2004, USD10,249 in 2005, USD189 in 2006, USD204 in 2007 and USD780 thereafter.

The above mortgage loans will be repaid by installments with the last payment due in 2011. Freehold land and buildings with a carrying amount of USD2,524 at December 31, 2001 and 2002 are pledged as collateral to secure these loans.

The above total return swap transaction loan is due in 2005. Debt securities with a fair value of USD11,868 at December 31, 2002 are pledged as collateral to secure the loan.

The weighted average interest rate on long-term bank loans as of December 31, 2001 and 2002 was 4.1% and 2.1%, respectively.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other comprehensive income are as follows:

	Unrealized appreciation of available- for-sale securities USD	Foreign currency translation adjustments USD	Accumulated other comprehensive income USD

Balance at December 31, 1999	2,236	(33)	2,203

Unrealized loss, net of unrealized gain of available-for-sale securities	(44,858)	-	(44,858)
Other-than-temporary impairment of available- for-sale securities	44,929	-	44,929
Foreign currency translation adjustments	-	(804)	(804)
Less: reclassification adjustment for gains, net of losses included in net income	(2,236)	-	(2,236)

Balance at December 31, 2000	71	(837)	(766)

Unrealized loss, net of unrealized gain of available-for-sale securities	(9,956)	-	(9,956)
Other-than-temporary impairment of available- for-sale securities	4,216	-	4,216
Minority interests’ share of unrealized loss, net of unrealized gains of available- for-sale securities	337	-	337
Foreign currency translation adjustments	-	(1,199)	(1,199)
Less: reclassification adjustment for gains, net of losses included in net income	(71)	-	(71)

Balance at December 31, 2001	(5,403)	(2,036)	(7,439)

Unrealized loss, net of unrealized gain of available-for-sale securities	(1,276)	-	(1,276)
Other-than-temporary impairment of available- for-sale securities	5,125	-	5,125
Minority interests’ share of unrealized gain, net of unrealized loss of available- for-sale securities	(484)	-	(484)
Foreign currency translation adjustments	-	661	661
Less: reclassification adjustment for gains, net of losses included in net income	5,403	-	5,403

Balance at December 31, 2002	3,365	(1,375)	1,990

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

16.	SUPPLEMENTARY OPERATIONS STATEMENT INFORMATION

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

The Company incurred the following expenses:

Rental expenses	6,974	8,100	4,198
Advertising expenses	19,647	9,110	930
Defined contribution retirement plans expenses	58	475	1,423

17.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year:

  (a)      24/7 Real Media, Inc.

Pursuant to the License and Software Agreement (the “Agreement”) entered into by the Company and 24/7 Real Media, Inc. (formerly known as 24/7 Media, Inc. and hereafter referred to as “24/7”), which was a shareholder of the Company as of December 31, 2001 and 2002, on October 23, 1998, 24/7 granted to the Company a non-exclusive license to use certain 24/7 software products to serve advertisements on the Internet and an exclusive license to use the “24/7 Media” trademark in the Asian market.

Under the terms of the agreement with 24/7, the Company was obligated to pay to 24/7 10% of the Company’s net revenues generated from advertisements on the Company’s advertising network. Net revenue included all revenue generated from advertising sales, net of commissions retained or paid to advertising agencies, and service fees paid to advertising affiliates or the Company’s Web sites. Services fees paid to the Company’s Web sites, exclusive of the Company’s www.cww.com portal, was set at 70% of advertising sales while service fees to the advertising affiliates, including the Company’s www.cww.com portal, ranged from 30% to 50% of advertising sales. During the year ended December 31, 2001 and December 31, 2002, payments made under the Agreement amounted to USD800 and nil, respectively.

Where U.S. based advertisements were sold on the Company’s advertising network by 24/7, 24/7 was obligated to pay 70% of the sales revenue, net of commissions retained or paid to advertising agencies, to the Company. 24/7 served as the Company’s exclusive agent for the sale of U.S. based advertisements on the Company’s advertising network.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(a)     24/7 Real Media, Inc. (continued)

Where Asian-based advertisements were sold on 24/7 U.S. network of advertising affiliates, the Company would pay 70% of such sales revenue, net of commissions retained or paid to advertising agencies, to 24/7. The Company served as 24/7 Media Asia’s exclusive agent for the sale of Asian-based advertisements on 24/7 U.S. network of advertising affiliates.

In August 2000, the Agreement was superceded by the 24/7 Media-Asia Agreement and supplemental related agreements (collectively, the “Media Asia Agreement”). In October 2000, as part of the Media Asia Agreement, the Company sold 19.9% of its shares in 24/7 Media Asia Limited, a then wholly-owned subsidiary, to 24/7 in exchange for 2,500,000 shares of common stock of 24/7 valued at USD4.3125 per share, resulting in a net gain of USD10,417.

In June 2001, the Company gave notice of termination of the Media Asia Agreement to 24/7, which notice was effective September 2001.

In June 2001, the Company demanded from 24/7 Media Asia Limited the repayment of a portion of loans that the Company had extended to 24/7 Media Asia Limited. In January 2002, 24/7 Media Asia Limited completed a rights issue whereby it issued and allotted additional equity shares to all shareholders participating in the rights issue as a means to settle the loan demand. While the Company participated in this rights issue, 24/7 chose not to participate in this rights issue and therefore, 24/7’s interest in 24/7 Media Asia Limited was effectively diluted. The Company’s interest in 24/7 Media Asia Limited increased to approximately 98% while 24/7’s interest declined to under 2%.

(b)     Equity investees

The Company derived e-business Solutions revenues from the following equity investees of the Company:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

The Bigstore Asia.com Limited	250	-	-
LJ Digital Inc.	802	-	-
Sportasia Media Limited	859	60	-

	1,911	60	-

In November 2001, the Company acquired the Uniform Resource Locator (the “URL”) of “www.sportasia.com” from Sportasia Media Limited for a consideration of USD39.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(c)     CIC

In June 1999, the Company entered into a Support Services Agreement with CIC, which has certain common directors and shareholders with the Company, under which the Company agreed to provide CIC with the services required for operating the local America Online, Inc. (“AOL”) Hong Kong online services for a fee equal to the cost of providing such services to CIC plus 10% and operating the local Netscape guide and search development services. In April 2000, the Company signed an Amended and Restated Support Services Agreement with CIC which increased the markup of the provision of e-business solutions and advertising services, while the markup of the provision of personnel services remained at 10%. For the year ended December 31, 2000, the Company derived total revenue of USD19,880 from CIC.

Since January 1, 2001, the Company did not recognize any revenue incurred from the provision of e-business solutions and advertising services in connection with the Amended and Restated Support Services Agreement due to the uncertainty of the collectibility of the receivable from CIC. USD5,425 incurred in connection with the provision of these services was recorded under selling, general and administrative expenses in 2001. In September 2001, the Company agreed to CIC’s request to waive the legal rights with respect to up to USD7,730 owed to the Company from CIC.

In October 2001, the Company entered into an Asset Purchase Agreement with CIC to acquire the URLs of “www.china.com”, “www.hongkong.com” and “www.taiwan.com”, and all intellectual property and other proprietary rights in connection with the URLs for a cash consideration of USD16,800. The purchase price of the URLs was determined by reference to valuations performed by independent appraisers and negotiation with CIC.

(d)     Golden Tripod Limited

For the years ended December 31, 2000, 2001 and 2002, the Company paid management fees of USD439, USD261 and USD293, respectively, to a shareholder, Golden Tripod Limited, for the provision of general management services to the Company.

(e)     Asia Pacific Online Limited

For the years ended December 31, 2000, 2001 and 2002 the Company reimbursed USD120 per year, to Asia Pacific Online Limited (“APOL”), a shareholder of the Company that has common directors with the Company, for expenses incurred for the provision of general management services to the Company.

In January 2002, the Company has entered into a new services agreement with APOL. Under this agreement, the Company agreed to provide an annual management fee of USD0.001 and to reimburse for expenses incurred for the provision of general management services rendered to the Company up to USD270 annually.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(f)     New World Infrastructure

In October 2000, the Company entered into an agreement to acquire a majority interest in Wealth Corporation Ltd., a company that indirectly owned www.chinaholiday.com, a PRC travel b2b portal, from its shareholders. The selling shareholders included New World Infrastructure, a shareholder of the Company, who received 99,180 of the Company’s Class A common shares as consideration for its shares.

In November 2002, the Company entered into an amendment agreement and share repurchase agreement with the other shareholders of Wealth Corporation Ltd. whereby the Company reduced its stake in Wealth Corporation Ltd. to 19.9% for a payment from the other shareholders of US$1,044,589. The purchasing shareholders included New World Infrastructure.

(g)     AOL Time Warner Inc.

During 2001, the Company paid advertising fees totaling USD3,500 to AOL Time Warner Inc., a shareholder of the Company, for the provision of Internet advertising services to the Company. In addition, the Company paid AOL Time Warner Inc. USD3,700 for computer software from PurchasePro.com, Inc., a strategic alliance partner of AOL Time Warner Inc.

18.	INCOME TAXES

Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders.

The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 35%. No deferred tax expenses for operations in all geographical locations were recognized in any periods.

Pre-tax loss from operations for the years ended December 31, 2000, 2001 and 2002 was taxed in the following jurisdictions:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Loss from continuing operations:
United States (“US”)	(1,746)	(3,932)	(1,074)
Non-US	(56,564)	(118,093)	(11,374)

	(58,310)	(122,025)	(12,448)
Loss from discontinued operations:
Non-US	(1,405)	(6,009)	(7,204)

Pre-tax loss	(59,715)	(128,034)	(19,652)

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

18.	INCOME TAXES (continued)

Significant components of the provision for income taxes are as follows:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Current:
Tax expense allocated to net income from continuing operations:
US	156	-	-
Non-US	526	148	160

	682	148	160
Tax expense/(benefit) allocated to discontinued operations:
Non-US	(42)	213	-

Total current	640	361	160

Deferred:
US	-	-	-
Non-US	-	-	-

Total deferred	-	-	-

	640	361	160

Deferred tax liabilities and assets are comprised of the following:

	December 31, 2001 USD	December 31, 2002 USD

Deferred tax liabilities:
Accelerated depreciation allowances	(686)	(193)

Deferred tax assets:
Net operating loss carryforwards (net of USD2,297 expired or disposed of during the year) (2001: USD2,119)	34,893	34,484
Others	3,979	5,213

Total deferred tax assets	38,872	39,697
Valuation allowance for deferred tax assets	(38,186)	(39,504)

Net deferred tax assets	686	193

Net deferred tax liabilities	-	-

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

18.	INCOME TAXES (continued)

The reconciliation of income taxes computed at the statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Income tax benefit computed at the respective statutory rates	(10,979)	(18,700)	(3,793)
Change in tax rates	—	—	425
Non-deductible items	1,157	2,391	221
Non-taxable items	(3,922)	(3,378)	(308)
Benefit from operating losses not recorded	14,384	20,048	3,615

Total income taxes	640	361	160

Due to its history of losses, the Company does not believe that sufficient objective, positive evidence currently exists to conclude that the recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance covering 100% of its net deferred tax assets.

At December 31, 2002, the Company had net operating loss carryforwards of approximately USD132,200 for income tax purposes that expire in years 2003 to indefinite.

19.	BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Numerator for basic and diluted loss per share:
Loss from continuing operations	(58,439)	(118,163)	(11,572)
Loss from discontinued operations, net of gain on disposal	(1,363)	(6,222)	(6,659)

Loss attributable to common shareholders	(59,802)	(124,385)	(18,231)

	Number	Number	Number

Denominator for basic and diluted loss per share:
Weighted average number of shares after adjusting for the Share Splits	98,091,541	102,589,760	102,269,735

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

19.	BASIC AND DILUTED LOSS PER SHARE (continued)

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Basic and diluted loss per share:
Loss from continuing operations	(0.60)	(1.15)	(0.11)
Loss from discontinued operations	(0.01)	(0.06)	(0.07)

Loss attributable to common shareholders	(0.61)	(1.21)	(0.18)

The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the year because their inclusion would have been antidilutive.

20.	DISCONTINUED OPERATIONS

During the year ended December 31, 2002, the Company discontinued the operations of certain subsidiaries in the e-business Solutions and the Advertising segments. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as loss from operations of discontinued subsidiaries on the consolidated statements of operations.

From August to December 2002, liquidators were appointed to oversee the dissolution of the discontinued subsidiaries. The combined assets and liabilities of the discontinued subsidiaries on the respective dates of liquidation were USD2,019 and USD2,564, respectively, resulting in a net gain on disposal of USD545, which was included in the gain on disposal of discontinued subsidiaries for the year ended December 31, 2002.

Net loss of the subsidiaries classified as discontinued operations for the year ended December 2000, 2001 and 2002 were USD1,363, USD6,222 and USD7,204, respectively. Revenue of the discontinued operations for the year ended December 2000, 2001 and 2002 were USD11,571, USD11,061 and USD4,044, respectively. Pretax loss reported in discontinued operations for the year ended December 2000, 2001 and 2002 were 1,405, USD6,009 and USD7,204, respectively.

21.	FINANCIAL INSTRUMENTS

The carrying amount of the Company’s cash and cash equivalents approximates their fair values because of the short maturity of those instruments. The carrying value of receivables, payables and short-term debt approximates their market values based on their short-term maturities. The total fair values of the equity securities in listed companies as of December 31, 2001 and 2002 were USD2,064 and USD2,050, respectively based on the market values of publicly traded shares as of December 31, 2001 and 2002. The total fair values of the debt securities as of December 31, 2001 and 2002 were USD481,940 and USD471,179, respectively based on the market values of publicly traded debt securities as of December 31, 2001 and 2002. The fair value of related party receivable and payable cannot be determined due to the related party nature of the accounts.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

21.	FINANCIAL INSTRUMENTS (continued)

In October 2002, the Company entered into a promissory note and warrant purchase agreement with Sagent Technology Inc. (“Sagent”), a NASDAQ listed company, whereby the Company paid USD7,000 cash to Sagent for a promissory note and for 8,000,000 warrants to purchase Sagent’s common shares for investment purposes. The fair value of the promissory note and the warrants as of December 31, 2002 were USD5,325 and USD2,320, respectively. These amounts are recorded in other assets on the consolidated balance sheets. The Company recognized a USD571 gain in value of the warrants in other non-operating gains on the consolidated statements of operations for the year ended December 31, 2002. The Company determined the estimated fair value amounts by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

22.	CONCENTRATION OF RISKS

Concentration of credit risk:

The Company is engaged in the provision of e-business solutions, including Web site development, hosting and maintenance, advertising and sale of IT products to businesses in Hong Kong, Australia, Japan, Korea, the People’s Republic of China (the “PRC”), Singapore, the Republic of China, the United Kingdom and the United States. The Company generally does not require collateral for accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions in Hong Kong, Australia, Japan, Korea, the PRC, Singapore, the Republic of China, the United Kingdom and the United States. The Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy.

Concentration of business risk:

Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 30%, 9% and 14% of the revenue for the years ended December 31, 2000, 2001 and 2002, respectively. 16%, nil and nil of the revenue were attributable to CIC for the years ended December 31, 2000, 2001 and 2002, respectively.

Current vulnerability due to certain concentrations:

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

22.	CONCENTRATION OF RISKS (continued)

The PRC has recently enacted new laws and regulations governing Internet access and the provision of online business, economic and financial information. Current or proposed laws aimed at limiting the use of online services to transmit certain materials could, depending upon their interpretation and application, result in significant potential liability to the Company, as well as additional costs and technological challenges in order to comply with any statutory or regulatory requirements imposed by such legislation. Additional legislation and regulations that may be enacted by the PRC government could have an adverse effect on the Company’s business, financial condition and results of operations.

Some of the Company’s business is transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

23.	SHARE CAPITAL

Pursuant to the Articles of Association of the Company, each Class A common share is entitled to one vote on all matters upon which the Class A common share is entitled to vote. The Board of Directors has the authority, without further action by the shareholders, to issue up to five million preferred shares in one or more series and to fix the designations, powers preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. No preferred shares have been issued.

On January 20, 2000, the Company completed its secondary offering of 6,975,000 Class A common shares at an offering price of USD42.5 per share. In January 2000, the underwriters exercised their over-allotment options and purchased an additional 651,000 shares at the offering price of USD42.5 per share. The net proceeds from the secondary offering to the Company were approximately USD303,844.

On July 26, 2000, Lehman Brothers Inc. fully exercised its warrants to purchase 800,000 Class A common shares at an exercise price of USD5 per share of the Company.

During the year ended December 31, 2000, 1,525,757 Class A common shares were issued at prices ranging from USD1.25 to USD11.9688 from the exercise of stock options granted to employees. In addition, 1,854,515 Class A common shares were issued at prices ranging from USD5 to USD64.6811 per share for the acquisitions of its subsidiaries and for the settlement of the contingent considerations relating to certain prior year acquisitions.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

23. SHARE	CAPITAL (continued)

During the year ended December 31, 2000, 22,484 Class A common shares were issued at a price of USD53.25 per share for the acquisition of equity investees, 1,504,438 Class A common shares were issued at prices ranging from USD15.625 to USD40.5 per share for the acquisition of available-for-sale equity securities and cost investments, 495,900 Class A common shares were issued at USD13.7124 as a prepayment for the acquisition of a subsidiary, 486,529 Class A common shares were issued at prices from 15.3253 to 17.9375 as the settlement of promissory notes and 20,685 Class A common shares were issued at prices ranging from USD17.10 to USD56.00 as the settlement of other payables.

During the year ended December 31, 2000, 117,599 Class A common shares were issued pursuant to the agreement for the acquisition of the Web Connection at prices ranging from USD7.25 to USD17.625 per share to an employee. Accordingly, a stock compensation expense of approximately USD1,974 was charged to the statement of operations of the Company for the year ended December 31, 2000.

During the year ended December 31, 2001, 91,426 Class A common shares were issued at prices ranging from USD1.75 to USD6.8125 per share from the exercise of stock options granted to employees.

During the year ended December 31, 2001, 521,589 Class A common shares were issued at a price of USD5.8125 per share as settlement of promissory notes and 273,198 Class A common shares were issued at a price of USD16.3516 per share as settlement of other payables. In addition, 23,084 Class A common shares were redeemed and retired at a price of USD2.35 per share arising from the disposal of an equity investee. The redemption premium was deducted from the additional paid-in capital.

During the year ended December 31, 2002, 296,492 Class A common shares were issued at prices ranging from USD2.03 to USD2.5266 per share from the exercise of stock options granted to employees.

During the year ended December 31, 2002, 1,764,555 Class A common shares were repurchased at prices ranging from USD1.92 to USD3.24 per share. 1,692,001 of the repurchased Class A common shares were retired at prices ranging from USD2.334 to USD2.826 per share. The redemption premium was deducted from the additional paid-in capital.

24.    STOCK-BASED COMPENSATION AND WARRANTS

(a)    Stock options

The Company applies APB 25 in accounting for stock options granted to employees. Accordingly, the compensation expense is recorded for the difference between the fair value of shares at date of grant and the option price.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(a)	Stock options (continued)

Pursuant to the 1999 Stock Option Plan (the “Plan”), options may be granted to employees of and consultants and advisors to the Company and its subsidiaries for the purchase of up to an aggregate of 12 million Class A common shares. During 2000, an additional 8 million Class A common shares options were made available, which increased the options available for grant to employees of and consultants and advisors to the Company and its subsidiaries for the purchase of Class A common shares to 20 million. The Plan is administered by a committee of the Board of Directors, which will determine, in its discretion, the number of shares subject to each option granted and the related purchase price and option period. Incentive stock options, as defined by the U.S. Internal Revenue Code of 1986, as amended, and non-qualified stock options may be granted under the Plan.

A summary of the Company’s stock option activity, and related information for the years ended December 31, is as follows:

	2001				2002
	Available for grant		Options outstanding	Weighted- average exercise price	Available for grant		Options outstanding	Weighted- average exercise price
	(Number	)	(Number )	USD	(Number	)	(Number )	USD
Outstanding at the beginning of the year	4,726,108		16,429,577	11.36	6,998,268		14,065,911	6.66
Granted	(5,740,965)		5,740,965	2.88	(1,648,960)		1,648,960	2.44
Forfeited	8,013,125		(8,013,125)	13.63	4,083,536		(4,083,536)	7.89
Exercised	-		(91,426)	3.05	-		(296,492)	2.42

Outstanding at the end of the year	6,998,268		14,065,991	6.66	9,432,844		11,334,843	5.94

Exercisable at the end of the year			6,177,211				7,686,104

Weighted-average fair value of options granted during the year			2.53				2.00

The Company’s stock options are exercisable at exercise prices ranging between USD1.86 to USD73.4375 per share (inclusive).

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(a)	Stock options (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002.

		Options outstanding		Options exercisable
Exercise price range	Numbers outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price per share	Numbers exercisable	Weighted average exercise price per share
USD			USD		USD
$1.86-2.7	2,926,473	8.88	2.32	1,302,837	2.43
$2.71-3.375	3,356,159	7.57	3.13	2,362,626	3.20
$3.55-5	2,366,922	6.77	4.83	2,266,287	4.86
$5.0625-9.62	1,442,413	7.63	7.28	899,234	7.39
$10.1875-19.5469	792,010	7.19	14.50	524,695	14.34
$20.4375-29.9219	214,851	7.38	24.84	183,470	24.59
$30.2625-39.5	55,180	7.08	36.29	36,418	36.35
$40.5-48.405	76,080	7.11	46.07	51,788	46.12
$51-58.5625	90,680	7.24	52.76	49,163	53.03
$60.75-73.4375	14,075	7.16	65.87	9,586	65.81

	11,334,843			7,686,104

Pursuant to resolutions adopted by the Board of Directors in December 2000, the vesting of certain of the Company’s options were accelerated such that vesting would be changed from an annual basis to a quarterly basis upon the lapse of twelve months from the date of grant. Based on the historical and expected employee turnover and the expected market price of the Class A common shares, the Company estimated that the number of options the employees will ultimately retain that would have been otherwise forfeited was minimal for the year ended December 31, 2001 and 2002.

The Company applies APB 25 in accounting for stock options granted to employees. Accordingly, the compensation expense is recorded for the difference between the fair value of shares at date of grant and the option price. For the year ended December 31, 2000, a total stock compensation expense of USD5,083 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 5.17% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(a)	Stock options (continued)

For the year ended December 31, 2001, a total stock compensation expense of USD2,552 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 3.91% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends.

For the year ended December 31, 2002, a total stock compensation expense of USD309 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 2.65% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company’s net income would have been reduced as indicated below:

	Year ended	Year ended	Year ended
	December 31, 2000	December 31, 2001	December 31, 2002
	USD	USD	USD
Net loss:
As reported	(59,802)	(124,385)	(18,231)
Pro forma	(102,243)	(152,783)	(33,846)
Net loss per share:
As reported	(0.61)	(1.21)	(0.18)
Pro forma	(1.04)	(1.49)	(0.33)

During 2000, 104,469 of the Company’s options with exercise prices ranging from USD2.21 to USD28.58 per share were issued in connection with the acquisition of investments in DAE and XT3.

In 2001, 95,369 options were settled by USD1,383 discretionary cash settlements to the shareholder.

In January 2002, the Company granted to APOL additional stock options to purchase up to 200,000 Class A common shares as of January 1, 2002 with an exercise price of USD2.82 per share and a quarterly vesting schedule over the one-year term of the new services agreement and the right to accelerate existing share options upon a change of control of the Company.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(b)	2000 and 2001 Employee Share Purchase Plan

During each of 2000 and 2001, the Company established and implemented an employee share purchase plan, which was qualified as a non-compensatory plan under Section 423 of the Internal Revenue Code. The plan allows qualified employees to purchase the Company’s Class A common shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 500 Class A common shares for each plan period. The maximum number of Class A common shares, par value US$0.00025 per share, issuable under the plan is 500,000, and a maximum of 100,000 shares will be available for issuance for each plan period.

(c)	Warrants

In connection with the private placement of 6,795,200 Class A common shares issued to AOL on June 8, 1999, warrants were granted to AOL to purchase, subject to certain conditions, up to 18.5% and 6.5% of the Company’s total outstanding capital at an exercise price of USD5.00 per share and USD42.50 per share, respectively. The first and the second of these warrants became exercisable in October 2000 and in July 2001, respectively. Both warrants will expire in July 2003. At December 31, 2002, these warrants were not exercised.

On June 22, 1999, 800,000 warrants were granted to Lehman Brothers Inc., the private placement agent of the Company, as compensation for private placements completed from April to June 1999. On July 26, 2000, these warrants were fully exercised at an exercise price of USD5 per share.

In May 2000, GE Capital Equity Investments Ltd., (“GE”), was granted a warrant under which GE will be entitled to purchase a number of Class A common shares determined according to the Company’s revenue from services provided to affiliates of General Electric Capital Corporation during 2000 and 2001. The warrants are exercisable during the period between January 5, 2002 and January 4, 2003 at an exercise price of USD39.5 per share. As of December 31, 2002, no warrant was exercised.

All warrants may not be sold, transferred, assigned, or hypothecated to any person, other than to any limited partnership with the same general partner, or to any company that directly, or indirectly, controls or is controlled by or is under common control with the holder of the warrants, without the prior consent of the Company.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

25.	CONTINGENCIES AND COMMITMENTS

Operating	lease commitments

As of December 31, 2002, the Company had future minimum office rental and telephone line lease payments under non-cancelable operating leases as follows:

Year ended December 31:	USD
2003	1,544
2004	224

1,768

As of December 31, 2002, the Company had future commitments to purchase additional shareholdings in three subsidiaries for an aggregate of USD986 and additional consideration based on the future revenues, gross margins and/or operating results of the subsidiaries. The commitments shall be settled by cash and/or shares of the Company.

Class	action lawsuit against chinadotcom

A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of the securities of chinadotcom, between July 12, 1999 and December 6, 2000, inclusive. The complaint charges defendants chinadotcom, Lehman Brothers, Inc. (“Lehman Brothers”), Bear, Stearns & Co., Inc. (“Bear Stearns”), BancBoston Robertson Stephens (“Robertson Stephens”), Merrill Lynch, Pierce Fenner & Smith Inc. (“Merrill Lynch”), Raymond Ch’ien, Peter Yip, Zhou Shun Ao, and David Kim with violations of Sections 11, 12(a) (2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

On or about July 12, 1999, chinadotcom commenced an initial public offering of 4.2 million of its shares of common stock at an offering price of US$20 per share (the “chinadotcom IPO”). In connection therewith, chinadotcom filed a registration statement, which incorporated a prospectus (the “Prospectus”), with the SEC. The complaint further alleges that the Prospectus was materially false and misleading because it failed to disclose, among other things, that (i) the Underwriter Defendants (Lehman Brothers, Bear Stearns, Robertson Stephens and Merrill Lynch) had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the Underwriter Defendants allocated to those investors material portions of the restricted number of chinadotcom shares issued in connection with the chinadotcom IPO; and (ii) the Underwriter Defendants had entered into agreements with customers whereby the Underwriter Defendants agreed to allocate chinadotcom shares to those customers in the chinadotcom IPO in exchange for which the customers agreed to purchase additional chinadotcom shares in the aftermarket at pre-determined prices.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

25.	CONTINGENCIES AND COMMITMENTS (continued)

Class	action lawsuit against chinadotcom (continued)

The class action lawsuit against each of Raymond Ch’ien, Peter Yip, Zhou Shun Ao, and David Kim has been dismissed. The management considered the outcome of any judgment on the lawsuit with respect to the Company as quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that may arise on the class action lawsuit.

Panpac	Media.com Limited (“Panpac”) Lawsuit

In February 2000, the Company acquired a minority interest in Panpac, a publisher listed in Singapore Stock Exchange in exchange for 593,224 Class A common shares of the Company pursuant to the Equity Exchange and Option Agreement (the “Agreement”) between Panpac and a subsidiary of the Company. In February 2003, Panpac served such subsidiary of the Company with a writ with respect to a breach of contract claim under the Agreement. The Company is contesting this lawsuit and has filed a defense to this writ. The management considered the outcome of the judgment on and the expenditures from the lawsuit to be quite uncertain. Therefore, no provision was made for any losses that may arise on the Panpac lawsuit.

e-Asia Sdn. Bhd. (“e-Asia”) Lawsuit

Mezzo Marketing Limited (“Mezzo”), a subsidiary of the Company, entered into a sales and purchase agreement (the “e-Asia Agreement”) with Khoo Sin Aik and e-Planet Sdn Bhd.(“e-Planet”) to acquire up to 100% (equal to 250,000 shares) of e-Asia Sdn. Bhd. (“e-Asia”) on November 2, 1999. On November 30, 1999, Mezzo acquired 60% of e-Asia in the form of 22,644 Class A common shares of the Company for a consideration of USD1,268. The agreement further stated that provided that certain performance targets were achieved by e-Asia, Mezzo would acquire the remaining 40% of e-Asia through the issuance of the Company’s shares as well as provide contingent consideration in Company’s shares if certain revenue criteria are met by e-Asia. e-Planet filed a petition in Cayman Islands against the Company for an amount of USD2,340 on October 15, 2002 with respect to the Company share consideration that it alleges it is owed under the e-Asia Agreement.

In addition, the Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, result of operations or cash flows.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

26.	SEGMENTAL INFORMATION

Description	of Products and Services by Segment

The Company has three reportable segments: e-business Solutions services, advertising services and sales of IT products. The Company’s e-business Solutions services mainly represent Web site design, hosting and maintenance services and Internet strategy consultancy services for companies seeking to utilize the Internet to facilitate their business processes online. The Company’s advertising services involve the provision of online advertising through the sale of advertisements for the network of Web sites, electronically delivering such advertisements and tracking the number of such advertisements delivered, and offline advertising and marketing services. The Company’s sale of IT products mainly represents the distribution of computer hardware and software products.

Measurement	of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on revenues and gross margins from operations. Revenues and gross margins for the three reportable segments are reported separately for internal purposes, but selling, general and administrative expenses, other operating expenses, net loss and assets and liabilities are not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Factors	Management Used to Identify the Enterprise’s Reportable Segments

The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately. Revenue from segments in the other category is mainly attributable to publishing and event organizing services. Neither of these segments has ever met the quantitative thresholds for determining reportable segments.

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD
Revenues by segment
e-business Solutions	61,327	32,591	23,003
Advertising	43,769	5,641	28,250
Sale of IT products	3,276	4,580	4,631
Other income	1,296	5,899	3,418

	109,668	64,474	59,302

Long-lived assets by segment
e-business Solutions	52,125	13,131	7,522
Advertising	7,408	5,641	5,977
Sale of IT products	727	2,138	7,148
Other income	10,095	6,808	1,517
Corporate	-	17,092	16,207

	70,355	44,810	38,371

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

26.	SEGMENTAL INFORMATION (continued)

Geographic	information is provided below:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD
Revenue:
Australia	728	1,711	3,003
Greater China	59,691	25,027	18,150
North Asia	31,163	18,976	25,449
South Asia	7,406	9,918	5,702
United Kingdom	2,247	2,911	1,750
United States	8,433	5,931	5,248

Total revenue	109,668	64,474	59,302

Long-lived assets:
Australia	1,122	974	339
Greater China	65,871	39,586	34,136
North Asia	1,673	498	235
South Asia	1,032	855	789
United Kingdom	206	2,633	2,738
United States	451	264	134

Total long-lived assets	70,355	44,810	38,371

27.	SUBSEQUENT EVENTS

On February 12, 2003, the Company acquired 100 percent of the outstanding common shares of Praxa Limited (“Praxa”). The results of Praxa’s operations will be included in the consolidated financial statements since that date. Praxa’s core business is the provision of information technology products and services in the form of outsourcing, application development and support, and system integration in Australia and Asia. As a result of the acquisition, the Company is expected to increase the number of potential clients for its low-cost China-based outsourcing platform and to extend the distribution of the Company’s own software products into the Australian marketplace.

The aggregate purchase price at maximum was approximately USD6,400 (AUD11,000) cash for 6,304,478 common shares of Praxa. The Company paid USD3,490 (AUD60,000) cash on the date of acquisition. The remaining USD2,910 (AUD5,000) payment of the maximum acquisition price is dependent on Praxa achieving earnings targets for the year ended December 31, 2003 and will be adjusted in accordance with terms stipulated in the share purchase agreement. An amount of USD2,327 (AUD4,000) has been placed in escrow until June 30, 2004 and a further USD582 (AUD1,000) until October 31, 2004 as security deposit.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

27.	SUBSEQUENT EVENTS (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

At February 12, 2003	USD

Current assets	4,935
Property, plant and equipment, net	985
Other assets	863
Goodwill	5,117

Total assets acquired	11,900

Current liabilities	(5,938)
Long-term debt	(2,472)

Total liabilities assumed	(8,410)

Net assets acquired	3,490

The USD5,117 (AUD8,795) of goodwill was assigned to Sale of IT products segment in total. Of that total amount, USD1,627 (AUD2,795) is expected to be deductible for tax purposes.

INDEX TO EXHIBITS

No.	Description	Page

1.1	Conformed copy of the Amended and Restated Memorandum of Association.*******

1.2	Conformed copy of the Amended and Restated Articles of Association.*******

2.1	1999 Employee Stock Option Plan, as amended.*

2.2	2000 Employee Share Purchase Plan.**

2.3	2001 Employee Share Purchase Plan.*****

4.(a).1	Amended and Restated Support Services Agreement dated April 1, 2000 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.(a).2	Agreement dated March 12, 2001 by and between China Internet Corporation Limited and chinadotcom corporation. ****

4.(a).3	Agreement dated March 13, 2001 by and between China Internet Corporation Limited and chinadotcom corporation. ****

4.(a).4	Guarantee Agreement dated April 4, 2001 by chinadotcom corporation in favor of hongkong.com Limited. ****

4.(a).5	Asset Purchase Agreement dated October 24, 2001 between China Internet Corporation Limited and chinadotcom Strategic, Inc.******

4.(b).1	24/7 Media-Asia Agreement dated August 24, 2000 by and among 24/7 Media, Inc, 24/7 Media-Asia Ltd., Sift, Inc. and China Internet Corporation.***

4.(b).2	Equity Exchange Agreement dated August 24, 2000 by and among chinadotcom corporation, 24/7 Media-Asia Ltd. and 24/7 Media, Inc.***

4.(c)1	Executive Services Agreement dated April 27, 2001, by and between chinadotcom corporation and Raymond Ch’ien. ****

4.(c)2	Executive Services Agreement effective as of January 1, 2002, by and between chinadotcom corporation and Asia Pacific Online Limited.******

6.	Details of how EPS information is calculated can be found in Note 19 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company.

10.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12966) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12958) filed with the Commission on December 7, 2000.

***	Incorporated by reference to our registration statement on Form F-3 (File No. 333-12674) filed with the Commission on October 3, 2000.
****	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on May 10, 2001.
*****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on February 28, 2002.
******	Incorporated by reference to our annual report of Form 20-F (File No. 000-30134) filed with the Commission on June 11, 2002.
*******	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.