Form 20-F/A
period 2002-12-31
CHINADOTCOM CORP
filed 2004-01-20
CIK 1076770

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Class of shares	Number outstanding as of December 31, 2002

Class A Common Shares Preferred Shares	101,296,363 Nil

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

Item 17 ☐     Item 18 ☒

EXPLANATORY NOTE

     This amendment no. 1 on Form 20-F/A hereby amends chinadotcom’s annual report on Form 20-F for the fiscal year ended December 31, 2002, which was filed on June 11, 2003. This amendment no. 1 is being filed for the purpose of providing additional details to our disclosures in the original report pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission in conjunction with their review of our Amendment No. 1 to Form F-4, which was filed on October 24, 2003. This amendment no. 1 is not intended to revise other information presented in our annual report on Form 20-F for the fiscal year ended December 31, 2002 as originally filed.

     This amendment no. 1 on Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this amendment no. 1 to the annual report on Form 20-F continues to speak as of June 11, 2003.

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

     We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D. of this Annual Report, Key Information — Risk Factors.

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

Summary Consolidated Financial Data

	Year ended December 31,

	1998	1999	2000	2001	2002

	(in thousands of U.S. dollars except share and per share data)
Income Statement Data:(1)
Revenues:
e-business Solutions(2)	2,689	11,045	61,327	32,591	23,003
Advertising	658	7,593	43,769	21,404	28,250
Sale of IT products(2)	—	289	3,276	4,580	4,631
Other income(2)	105	1,306	1,296	5,899	3,418

	3,452	20,233	109,668	64,474	59,302
Cost of revenues:
e-business Solutions(3)	(2,518)	(5,769)	(38,600)	(21,922)	(14,022)
Advertising	(220)	(5,232)	(29,109)	(13,508)	(20,045)
Sale of IT products(3)	—	(207)	(56)	(3,466)	(3,306)
Other income(3)	—	(606)	(1,275)	(2,010)	(1,484)

Gross margin	714	8,419	40,628	23,568	20,445
Selling, general and administrative expenses	(6,628)	(25,939)	(101,275)	(87,865)	(37,963)
Depreciation and amortization expenses	(2,200)	(6,792)	(37,775)	(27,388)	(11,860)
Impairment of goodwill and intangible assets	—	—	(43,373)	(40,698)	—
Stock compensation expense	(767)	(4,446)	(5,083)	(1,227)	(309)

Operating loss	(8,881)	(28,758)	(146,878)	(133,610)	(29,687)
Interest income	58	3,826	29,934	26,809	23,927
Interest expense	—	—	(949)	(1,474)	(2,629)
Gain/(loss) arising from share issuance of a subsidiary	—	—	140,031	(55)	—
Gain/(loss) on disposal of available-for-sale securities	—	6,282	1,682	4,411	(158)
Gain/(loss) on disposal of subsidiaries and cost
investments	—	—	13,981	(1,933)	(117)
Other non-operating gains	—	—	—	—	1,173
Other non-operating losses	—	—	(1,992)	(1,321)	(288)
Impairment of cost investments and available-for-sale
securities	—	—	(84,696)	(12,260)	(5,351)
Share of (losses)/income in equity investees(4)	—	(65)	(9,423)	(2,592)	682

	Year ended December 31,

	1998	1999	2000	2001	2002

	(in thousands of U.S. dollars except share and per share data)

Loss before income taxes	(8,823)	(18,715)	(58,310)	(122,025)	(12,448)
Income taxes	—	—	(682)	(148)	(160)

Loss before minority interests	(8,823)	(18,715)	(58,992)	(122,173)	(12,608)
Minority interests in losses/(income) of consolidated subsidiaries	282	(2)	553	4,010	1,036

Loss from continuing operations	(8,541)	(18,717)	(58,439)	(118,163)	(11,572)
Discontinued operations
Loss from operations of discontinued subsidiaries, net of related tax benefit of US$42 and tax expense of US$213 for 2000 and 2001, respectively	—	—	(1,363)	(6,222)	(7,204)
Gain on disposal of discontinued subsidiaries	—	—	—	—	545

Net loss	(8,541)	(18,717)	(59,802)	(124,385)	(18,231)

Basic and diluted loss per share(5)	(0.18)	(0.26)	(0.61)	(1.21)	(0.18)
Weighted average number of shares	46,996,420	71,879,704	98,091,541	102,589,760	102,269,735

	As of December 31,

	1998	1999	2000	2001	2002

	(in thousands of U.S. dollars)
Balance Sheet Data:
Cash and cash equivalents	2,323	12,913	47,483	20,820	33,153
Restricted cash	3,000	—	4,134	1,274	109
Available-for-sale debt securities(6)	—	111,612	242,324	346,980	320,056
Restricted debt securities	—	—	148,622	134,960	151,123
Available-for-sale equity securities	5,700	5,419	10,368	2,064	2,050
Bank loans(7)	—	—	3,934	118,455	127,384
Working capital	4,027	124,209	450,391	359,412	340,476
Total assets	14,645	183,123	622,920	596,494	580,957
Total shareholders’ equity	12,302	163,822	512,024	389,861	377,700

(1)	During the year ended December 31, 2002, we discontinued the operations of certain subsidiaries in the e-business Solutions and the Advertising segments. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as “loss from operations of discontinued subsidiaries” on the consolidated statements of operations. As a result of SFAS 144, the results of the continuing operations of 1998, 1999, 2000 and 2001 were restated.

(2)	For comparative purposes, due to increasing materiality, figures prior to 2001 have been revised to reflect a new line of services called “Sale of IT products,” adopted during 2001, to account for the sale of information technology products by our various business units.

(3)	For comparative purposes, figures prior to 2000 have been revised to reflect new classifications of costs of revenues adopted during 2000.

(4)	The term “equity investees” refers to our 20% or more owned minority investments other than subsidiaries.

(5)	The computation of diluted loss per share did not assume the conversion of any issued stock options or warrants during the year because their inclusion would have been antidilutive.

(6)	Available-for-sale debt securities includes short-term and long-term debt securities available-for-sale.

(7)	Bank loans include short-term and long-term bank loans.

B.	Capitalization and Indebtedness

     Not applicable.

C.	Reasons for the Offer and Use of Proceeds

     Not applicable.

D.	Risk Factors

Risks Relating to chinadotcom

Risks relating to our overall business

Because we have a limited operating history and our business model and strategy are evolving, we lack experience in our new markets and cannot provide any assurance that we will be successful in meeting the needs of customers in these markets

     We have a limited operating history and were organized in June 1997 as a wholly-owned subsidiary of China Internet Corporation Limited, or CIC. We were subsequently spun-off from CIC prior to our initial public offering in July 1999, and CIC does not have any continued holdings in chinadotcom. We have historically operated as a pan-Asian integrated Internet company with our business model centered around our e-business Solutions and advertising businesses, including e-marketing services, portal services and other media. Our business model is evolving from a pan-Asian Internet company to a provider of enterprise software and related support services, outsourced software development and support services, advertising, short messaging services for mobile devices and portal services. Our goal is to be a leading integrated enterprise solutions company offering technology, marketing and media services for companies and end users throughout Greater China and the Asia-Pacific region, the United States and the United Kingdom.

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

We have significant fixed operating expenses, which may be difficult to adjust in response to unanticipated fluctuations in revenues, and therefore could have a material adverse effect on operations

     A high percentage of our operating expenses, particularly personnel, rent, depreciation and amortization, are fixed in advance of any particular quarter. As a result, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, our engagements may cause significant variations in operating results in any particular quarter and could have a material adverse effect on operations for that quarter.

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

We will need to implement effective controls, procedures and policies as we continue to grow through acquisitions. Failure to do so will involve strains on our resources, including diverting management’s attention, increasing transaction costs and reducing employee morale

     We have been expanding and broadening our operations rapidly, both in size and scope. Our ability to implement controls, procedures and policies appropriate for a public company in a rapidly evolving market requires an effective planning and management process. We will need to continue to improve our financial, managerial and operational controls and reporting systems, and to expand, train and manage our work force. These acquisitions involve significant strains and risks, including:

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

We may not be able to successfully integrate our acquisitions, and failure to do so could have a material adverse effect on our operations and financial condition

     We will need to integrate, manage and protect our interests in our acquired businesses successfully, and our failure to do so could have a material adverse effect on our business, results of operations and financial condition. We may experience difficulties in integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of its acquired businesses. Our acquisitions and investments may also be difficult to integrate in the aggregate and it may need to reorganize or restructure to better achieve our operating goals. This may include having to create or retain separate focused units or entities within each of our areas of emphasis, including enterprise software, outsourced software development and mobile services. We will continue to attempt to achieve what we believe to be the most effective corporate structure to better enhance value and liquidity for our shareholders and better utilize our non-cash assets as consideration for acquisitions or investments. This may include the spin-off or listing of one or more of our units or entities such as occurred with our hongkong.com Corporation, which was listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong, or GEM in March 2000. We continue to hold over 81% of hongkong.com Corporation with the balance of the shares being held by the public. We undertook the spin-off of a portion of hongkong.com Corporation in order to raise capital to fund future expansion of hongkong.com’s business which at the time focused specifically on the operation of online portals services in Hong Kong under its distinct brandname and to achieve greater brand recognition of its name in the local market it served.

Our continued acquisitions and investments in Asia and other markets may expose us to additional regulatory and political risks which could lead to a material adverse impact on our financial condition

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

Decrease in the value of our investments may lead to impairment of its goodwill and other intangible assets leading to a material adverse impact on our financial condition

     As economic, market and other conditions continue to fluctuate, we have recorded impairment losses for the decrease in value of our investments and have incurred unrealized losses in the fair value of our marketable securities. For the financial years ended December 31, 2001 and 2002, we recognized an impairment loss in an aggregate amount of US$8.1 million and US$0.3 million, respectively, for the decrease in fair value of our less than 20% owned unlisted equity investments, and incurred an unrealized aggregate loss of US$4.2 million and US$5.1 million, respectively, for the decrease in fair value of our marketable securities. On January 1, 2002, we began to apply SFAS 142, which requires that intangible assets with indefinite useful lives must be reviewed annually for impairment, or more frequently if indications of impairment arise. The standard established specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. While we performed the transitional impairment test for goodwill on June 30, 2002 and the annual impairment test on December 31, 2002, and no impairment charge was recorded during 2002, we cannot give you assurances that we will not have to record impairment of our goodwill and intangible assets in the future, depending upon the future performance of and outlook for these assets.

     Our results of operations, financial condition, prospects and share price could be adversely and materially affected, particularly if we are unable to adequately hedge our exposure to reduced valuations. For a further discussion of our interest rate risk and equity price risk, see Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk and — Equity Price Risk.

Because we rely on local management for many of our localized businesses our business may be adversely affected if we cannot effectively manage local officers or prevent them from acting or failing to act at our direction

     In connection with our strategy to develop our enterprise software business, outsourced software development and service business, and mobile and portal businesses, we may acquire interests in companies in local markets where we have limited experience with these assets and businesses, including enterprise software companies in the United States and Canada, outsourced software developers in the People’s Republic of China, or PRC, and India, and developers of add-on services for mobile devices in Hong Kong and the PRC. As a result, it may be necessary for us to rely on our local management with limited oversight. If we cannot effectively manage our local officers and management, or prevent them from acting or failing to act at our direction, these problems could have a material adverse effect on our business, financial condition, results of operations and share price.

Because some of our directors and officers act in similar capacities for CIC or Xinhua, they may not be able to devote sufficient attention to us or may face conflicts of interest with us

     Two of our eight directors also serve as directors for CIC. Our Vice Chairman and Chief Executive Officer also serves as an officer for CIC and beneficially owns a significant percentage of the equity of both chinadotcom and CIC. Affiliated companies of Xinhua News Agency, or Xinhua, a significant shareholder, also own a significant percentage of CIC. Among our directors, one is an executive officer of Xinhua. Because these individuals are or will be required to devote attention to CIC or Xinhua, they may be unable to devote a sufficient amount of attention to chinadotcom. Furthermore, additional conflicts of interest may arise to the extent that future changes in our business model and strategy cause it to compete with CIC, Xinhua and their respective affiliates in similar industries and markets in Greater China and elsewhere in Asia. In June 1999, we entered into an agreement with CIC which limits the ability of those of our directors or officers who are also CIC directors or officers to take advantage of corporate opportunities presented to them as directors or officers of chinadotcom. There is no assurance that this agreement can be enforced effectively if it is violated against our interest.

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

We are subject to risks related to our purchase of URLs from CIC, which could materially and adversely impact our business strategy and value of these assets in the event the value paid for the URLs was not reasonable, third parties bring claims for intellectual property infringement, third party creditors of CIC bring claims of unfair preference in the event CIC is liquidated, or we are required to record an impairment on the value of the URLs

     In February 2002 we completed the payment related to the purchase of three Uniform Resource Locators, or URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights for US$16.8 million from CIC pursuant to an agreement reached with CIC in October 2001.

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

Risks relating to treasury management

In an attempt to increase its treasury yield, chinadotcom we have invested in debt securities, which exposes us to interest rate and credit risks and could cause us to lose our interest payments or invested principal

     In order to increase the yield from our invested cash pending its use in the conduct of our business, we have increased our leverage and invested in debt securities that expose us to market risks such as credit default and interest rate risk. For a summary of the exposure of our debt securities to market risks associated with our treasury management activities, see Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk.

     We manage our interest rate risk by maintaining a portfolio of trading and held-to-maturity investments which we believe to have high credit quality and relatively short average maturities. These instruments may include, but are not limited to, money-market instruments, bank time deposits, and variable rate and fixed rate obligations of corporations, government, and government sponsored enterprises such as the Federal National Mortgage Association, or Fannie Mae, in accordance with an investment policy approved by its Board of Directors. These instruments are denominated in U.S. dollars. The fair market value of our debt security investments, as of June 30, 2003, was $350.4 million.

     We also hold cash balances in accounts with commercial banks in the United States and foreign countries. These cash balances represent operating balances only and are invested in short-term time deposits of the local bank.

     Many of our investments carry interest rate risk. When interest rates fall, the income from our investments in variable-rate securities declines. When interest rate rise, the fair market value of our investments in fixed-rate securities declines. Due in part to these factors, our future investment income may fall short of expectations or we may suffer losses in principal if forced to sell securities, which have declined in market value due to changes in interest rates. We attempt to mitigate risk by holding fixed-rate securities to maturity, but, if our liquidity needs force us to sell fixed-rate securities prior to maturity, we may experience a loss of principal.

     We are also exposed to the risk of default by the issuers of our debt securities. We attempt to mitigate credit default risk by purchasing only investment grade securities as categorized by Moody’s Investor Service and Standard and Poor’s. The following chart breaks down our debt securities portfolio into four primary risk categories based on the Standard and Poor’s credit ratings as of June 30, 2003.

Rating (Standard & Poor’s)	AAA	AA	A	BBB	Total

Amounts of debt securities outstanding as of June 30, 2003 (in US$ millions)
Moody’s Investors Service	330.4	0.0	0.0	20.0	350.4
Standard & Poor’s	330.4	0.0	0.0	20.0	350.4

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

Our entry into repurchase facilities with Fortis Bank and DBS Bank exposes us to interest rate, market and credit risks when we borrow funds from these facilities to make other investments

     We have entered into repurchase facilities with Fortis Bank nv-sa an AA-rated bank (as rated by Standard & Poor’s) and DBS Bank, an A+ rated bank (as rated by Standard & Poor’s). The Fortis Bank facility allows us to draw up to $250.0 million for a one-year term. The DBS Bank facility allows us to draw up to $150.0 million for a three year term. Each drawdown will be agreed upon with the corresponding bank before execution. Both facilities were established to provide us with a source of capital to give us the flexibility to finance working capital requirements and acquisitions, as well as its treasury management program, without having to liquidate our investment portfolio on short notice.

     Under the repurchase facilities, a drawdown requires us to sell debt securities from our portfolio to the bank at an agreed to price, and the bank agrees to sell back to us the same securities at the same purchase price at a later date. In effect, the bank retains title to our securities as collateral during the life of the drawdown; however, the bank has agreed to pay us any income associated with the debt securities sold. In return, we have agreed to pay interest to the bank at a base-rate of Libor plus a fixed 0.20% or 0.35%. This base rate is set on every 3 month, 6 month or 1 year anniversary of the execution of the drawdown, as chinadotcom and the bank may mutually agree.

     Use of the repurchase facilities with Fortis Bank and DBS Bank creates the following three primary risks:

•	The risk associated with increased leverage which includes our obligation to pay back the borrowed funds in a timely manner. Required repayment of the facilities may cause us to liquidate a portion of our treasury portfolio at a time when such liquidation will result in losses on the sale of such debt instruments.

•	By setting aside debt securities as collateral under either repurchase facility, we incur the risk that if the banks themselves were to undergo an insolvency event, it could lose all or part of its debt securities set aside at such time with the bank.

•	The interest that we pay under the repurchase facilities floats depending upon Libor. Therefore, our future interest expenses with respect to amounts drawn under the repurchase facilities is uncertain because Libor rates may change. For example, if Libor rises extremely rapidly over the next few years chinadotcom’s interest expenses will rise commensurately.

Further, because we have purchased, as of June 30, 2003 under the repurchase facilities, approximately $50.8 million of debt securities with drawdowns under its repurchase facilities, we are subject to risk associated with investment leverage. Since the base rate (Libor) of our drawdowns are reset periodically, in a rising interest rate environment, we run the risk that our borrowing rate might exceed any interest income that we receive from the debt securities purchased with the proceeds of drawdowns from the repurchase facilities. Any such negative interest rate differential, or “negative carry”, could have a material adverse effect on our financial results.

We rely upon our internal control systems to manage our treasury operations, and our treasury portfolio and returns on our treasury portfolio may be adversely affected if we incur greater risk than otherwise appropriate or downgrades occur in our portfolio

     If we do not maintain adequate treasury management control systems, it could have a material adverse effect on our business, results of operations and financial condition. While we continually assess and improve our treasury management systems and policies, there is no assurance that our system of controls and policies will effectively prevent the incurrence of greater risk than is otherwise appropriate for us. Downgrades in our portfolio of investment grade debt securities may have a material adverse effect on our business, results of operations and financial condition. We may decide to outsource all or a portion of the investment management of our portfolio of debt securities to third party professional bond portfolio managers. For a summary of our treasury management program, its effects on our liquidity and capital resources and the material market risks, see Item 4.B. of this Annual Report, Business Overview – Treasury management, Item 5.B of this Annual Report, Operating and Financial Review and Prospects — Liquidity and Capital Resources and Item 11 of this Annual Report, Quantitative and Qualitative Disclosures About Market Risk, respectively.

We generally have not outsourced management of our debt investment portfolio to professional portfolio managers. A professional portfolio manager may be able to generate a higher return on our debt investments than our internal treasury staff.

     We generally have not outsourced a significant portion of our debt investment portfolio to professional portfolio managers. Professional managers may have broader experience and might enjoy greater resources than available to our internal treasury personnel. These factors might have meant we would have achieved a higher return than these on investments if we had outsourced management of our debt investment portfolio. Our portfolio of securities managed by a third party professional manager includes only $20.0 million invested with the Centauri Fund (currently rated BBB by Standard & Poor’s and Baa2 by Moody’s Investors Service) which is a bond fund. Accordingly, we are exposed to external management risk for this investment, and we rely on the professional skills of the fund manager to deliver our target interest income. The investment in the Centauri Fund is highly illiquid and could be difficult to realize prior to first available redemption in 2006.

Risks relating to our e-business Solutions business

The overall market for our e-business Solutions business remained relatively weak during 2002, and demand may remain weak for some time because of the current economic climate, which could lead to cancellations or delays in business and technology consulting initiatives, adversely affecting our business and growth prospects

     The market for e-business Solutions has changed rapidly over the last four years. Since the second half of 2000, many companies have experienced financial difficulties or uncertainty, and canceled or delayed spending on technology initiatives as a result. These companies typically are not demonstrating the same urgency regarding technology initiatives that existed during the economic expansion that stalled in 2000. If large companies continue to cancel or delay their business and technology consulting initiatives because of the current economic climate, or for other reasons, our business, results of operations and financial condition and results of operations may be materially and adversely affected.

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

Our clients could unexpectedly terminate their contracts for our services which could result in a loss of expected revenues and additional expenses for staff

     Some of our e-business Solutions contracts can be cancelled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues and additional expenses for redeployment of staff and resources that were allocated to that client’s engagement. We could be required to maintain underutilized employees who were assigned to the terminated contract. The unexpected cancellation or significant reduction in the scope of any of our large projects could have a material adverse effect on our business, results of operations and financial condition.

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

Failure by our third party suppliers to provide us with software and hardware components will affect our ability to operate our business

     We depend on third party suppliers of software and hardware components. For our various business units, we rely on components that are sourced from key suppliers, including Best Software, Inc., Cisco Systems, Inc., International Business Machines Corporation, LSI Logic Corporation, Microsoft Corporation, Network Appliance, Inc., Oracle Corporation, Siebel Systems Inc., Sun Microsystems Corporation and Vignette Corporation. Any failure or delay on the part of our suppliers may prevent us from receiving the components, products and support we need to conduct our operations. Our inability to develop alternative sources for the software and hardware we need to operate our business may materially and adversely affect our operating efficiency and results of operations.

Risks relating to our Advertising and Marketing business

We are seeking to re-orient our advertising strategy, and significantly reduced operations in online advertising and e-marketing services. We cannot assure you that we will be successful in generating sufficient revenues or margins from our reoriented advertising strategy to replace revenues and margins from our reduced online advertising and e-marketing services businesses

     During 2002, because of low margins, we significantly reduced our operations in online advertising and e-marketing services that involve the planning, sales, electronic delivery, tracking and post-campaign analysis of online banner advertisement campaigns and online direct mailing and sponsorships programs. While our operations have ceased in Australia, Hong Kong, Japan, the PRC, Singapore and Taiwan, we continue to maintain a presence in this sector in South Korea. However, following the expiry in April 2003 of our exclusive service agreement with Daum Communications, a leading South Korean portal company, the revenues from its online advertising and e-marketing services business have contracted. We are seeking to re-orient our advertising strategy away from online advertising and e-marketing services with low margins performed for a fixed fee which relies upon short-term advertising campaigns dependent upon high volume to higher margin database marketing related services used to develop targeted campaigns for clients. In our experience, margins from online advertising and e-marketing services range from 20% to 30% versus margins in database marketing related services which range from 50% to 70%. We cannot assure you that we will be successful in generating sufficient revenues or margins from our database marketing related services to replace revenues and margins from our reduced online advertising and e-marketing services business.

     Our ability to generate and maintain significant revenues from online advertising and e-marketing services will depend, among other things, on:

•	advertisers’ acceptance of the Internet as an effective and sustainable advertising medium;

•	the development of a large base of users of its portal network possessing demographic characteristics that are attractive to advertisers;

•	availability of adequate and suitable ad serving technology;

•	our ability to contract with a diverse group of advertising affiliates with traffic patterns and user demographics that are attractive to advertisers;

•	the effectiveness of its advertising delivery, tracking and reporting systems; and

•	the effect of the development of Web software that blocks Internet advertisements before they appear on a user’s screen.

Our strategy to target higher margin database marketing related services, which generated only a very small portion of our advertising revenues in 2002, is subject to numerous risks, may not be successful, and could therefore limit the amount of advertising revenues we can generate

     Our re-oriented advertising strategy is to target higher margin database marketing related services utilizing data mining techniques. Data mining involves the process of analyzing significant amounts of data retained in a database to uncover underlying patterns that may indicate trends or relationships, and has become a more important part of customer relationship management as a method to better understand customer behavior and preferences. The uncovered relationship can then be utilized by a client to develop a targeted customer campaign. Database marketing related services generated only a very small portion of our advertising revenues in 2002, and is subject to numerous risks, including the following:

•	our ability to successfully integrate Layabo Pty, Limited (now renamed Mezzo Business Databases Pty Limited), an Australian database marketing business and owner of the trademark IncNet, which we acquired in March 2002 to help us migrate towards higher margin database marketing related services stylizing data mining techniques;

•	our ability to integrate the databases from each of our marketing businesses to build a robust data set to enable effective application of data mining techniques;

•	our ability to successfully market services in this business segment outside of Australia where most of the businesses providing these services are currently located;

•	our ability to attract larger clients with correspondingly larger marketing budgets due to the limited size and scope of our currently operational base in Australia;

•	our ability to compete against other companies in this business segment which may have or develop better quality data sets and related products and services than ours; and

•	our ability to successfully migrate, if necessary, our current data sets, products and services to other technology formats in the future.

Our re-oriented advertising strategy depends upon Mezzo’s ability to maintain up-to-date data sets. If Mezzo fails to maintain its data sets, its services will be less attractive to customers

     Mezzo Business Databases Pty Limited is a wholly-owned subsidiary of chinadotcom, and is at the forefront of our re-oriented advertising strategy to target higher margin database marketing related services. We launched Mezzo in September 2001 as a new brand to encompass our advertising activities. Mezzo maintains multiple databases containing information about companies and businesses in Australia and New Zealand, such as standard and proprietary industry codes, sales revenue turnover, number of employees and company contact details. Mezzo maintains and updates the database through information it gathers from publicly available sources, as well as proprietary telephone inquires. Mezzo provides access to the database to assist clients in developing and refining marketing campaigns. While clients may simply pay a fee to access the database, Mezzo also offers clients analytical services utilizing data mining techniques. In addition, Mezzo will conduct direct marketing activities for clients using information available from the database, such as telemarketing campaigns conducted through an in-house call center, direct mailing campaigns, and management of customer loyalty programs and campaigns.

     Our re-oriented advertising strategy depends upon Mezzo’s ability to maintain up-to-date data sets. If Mezzo fails to maintain its data sets, its services will be less attractive to customers. The ability of Mezzo to maintain its data sets can be affected by governmental actions in Australia, as well as actions by third parties to protect their proprietary rights, although Mezzo is not aware of any current prohibitions applicable to it which would prohibit its ability to maintain its data sets. For example:

•	The Australian government has moved to restrict the use of publicly available telephone data in the Integrated Public Number Database for both consumers and business. While Mezzo believes that such governmental action will not impact Mezzo’s business because such data has not historically been used as a data source, restrictions on the use of such data climinates a potentially cost effective manner to increase the accuracy of telephone contact data in Mezzo’s datasets; and

•	A number of other database marketing organizations in Australia which compete with Mezzo rely on digitized versions of the Yellow Pages business telephone directory to generate and maintain their databases. Telstra, which owns the copyright to the Australian Yellow Pages, has recently moved to restrict the publishing and sale of Yellow Pages data by taking legal action against the major publisher of that material in Australia. Mezzo does not believe that actions by Telstra will impact Mezzo’s business because Mezzo does not rely on Yellow Pages material to produce its datasets.

Privacy concerns may limit or prevent us from selling demographically targeted online advertising in the future

     To the extent we collect data derived from user activity on our online advertising network, we cannot be certain that any trade secret, copyright or other protection will be available for this data or that third parties will not assert their rights to the data. We must also keep information regarding Web publishers confidential under our contracts with Web publishers. In addition, various technologies seeking to protect privacy, including the following, have affected or may affect our advertising business:

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

Risks relating to the sale of IT products and our enterprise software business

Our failure to successfully introduce, market and sell new products and technologies, enhance and improve existing products in a timely manner, and properly position and/or price our products, as well as undetected errors or delays in new products or new versions of a product and/or the failure of anticipated market growth could have a material adverse effect on our business, results of operations or financial position

     Our IT and enterprise software products compete in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements. We continually seek to expand and refresh our product offerings to include newer features or products, and enter into agreements allowing integration of third-party technology into its products. The introduction of new products or updated versions of continuing products has inherent risks, including, but not limited to:

•	product quality, including the possibility of software defects;

•	the fit of the new products and features with the customer’s needs;

•	the successful adaptation of third-party technology into our products;

•	educating our sales, marketing and consulting personnel to work with the new products and features;

•	competition from earlier and more established entrants;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of assumptions about the nature of customer demand.

     As newer products are deployed, our service and maintenance organizations, along with our partners, will have to rapidly increase their ability to install and service these products, and we must rapidly improve our products’ ease-of-implementation and ease-of-use. The failure to successfully increase these capacities and make these improvements could result in significantly lower customer satisfaction, which could lead to lower license revenue.

Failure to upgrade older products will adversely affect revenue.

     As we or our competition introduce newer products, the market’s demand for our older products declines. Declining demand reduces revenue from additional licenses and reduces maintenance revenue from past purchasers of our software. We must continually upgrade our older products in order for our customers to continue to see value in our maintenance services. If we are unable to provide continued improvements in functionality, or, alternatively, more customers with our older products to our newer products, declining maintenance and new license revenue from older products could have a material adverse effect on our enterprise software business.

If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recoup product development costs, and our earnings and revenue may decline

     Our future success depends on our ability to address the rapidly changing needs of customers by developing and introducing new products, product updates and services on a timely basis. We must also extend the operation of our products to new platforms and keep pace with technological developments and emerging industry standards. We commit substantial resources to developing new software products and services. If the markets for these new products do not develop as anticipated, or demand for our products and services in these markets does not materialize or occurs slower than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our enterprise software business and operating results could be adversely affected.

Our enterprise software revenues and operating results fluctuate significantly from quarter to quarter which may cause volatility in our share price

     Many factors have caused and may in the future cause our enterprise software revenue and operating results to fluctuate significantly. Some of these factors are:

•	the timing of significant orders, delivery and implementation of their products;

•	the gain or loss of any significant customer;

•	the number, timing and significance of new product announcements and releases by us or our competitors;

•	our ability to acquire or develop (independently or through strategic relationships with third parties), introduce and market new and enhanced versions of our products on a timely basis;

•	possible delays in the shipment of new products and purchasing delays of current products as our customers anticipate new product releases;

•	order cancellations and shipment rescheduling or delays;

•	patterns of capital spending and changes in budgeting cycles by our customers;

•	market acceptance of new and enhanced versions of our products;

•	changes in the pricing and the mix of products and services we sell;

•	seasonal variations in our sales cycle;

•	the level of product and price competition;

•	changes in operating expenses;

•	exchange rate fluctuations;

•	the timing of any acquisitions and related costs; and

•	changes in personnel and related costs.

     In addition, we expect that a substantial portion of our enterprise software revenues will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. In addition, our new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of its control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers’ budgetary constraints, timing of budget cycles and concerns about our pricing or introduction of new products.

If China Mobile or China Unicom fails to provide us with access to their mobile networks or their billing and collection systems, our mobile business could be terminated.

     Our mobile services and applications revenues, which are derived from our acquisition of Newpalm in the second quarter of 2003, rely exclusively on China Mobile and China Unicom, and their respective provincial affiliates, for access to their customers over their mobile networks and for revenue through their billing and collection systems. Currently, there are no other mobile services providers in China. If China Mobile, China Unicom or any of their affiliates fails to provide us with these services or limits these services, we may be unable to find a reliable and cost-effective replacement in a timely manner and upon acceptable terms, if at all. In this event, our mobile services and applications business would not be viable and could be terminated.

If China Mobile or China Unicom increases its prices for accessing their mobile network or their billing and collection systems, our operating costs could increase.

     Our mobile services and applications revenues rely exclusively on China Mobile and China Unicom, and their respective provincial affiliates, for access to our subscribers over their mobile networks and for revenue through their billing and collection systems. We pay the mobile operators for these services pursuant to non-exclusive, short-term, renewable contracts. We cannot assure you that our existing contracts will be offered for renewal in a timely manner and upon acceptable terms, if at all. We have no control over the amount we are charged for these services. China Mobile or China Unicom, or any one of their respective affiliates, may increase the amount they charge us for their services. If this were to happen, our operating costs could increase and our results of operations could be materially and adversely affected.

If China Mobile or China Unicom fails to bill their customers or provide billing confirmations for our mobile services and applications, our revenues could be significantly reduced.

     Our mobile services and applications revenues, rely exclusively on China Mobile and China Unicom, and their respective provincial affiliates, to record and bill their customers for our services in the subscribers’ monthly bills. We rely on billing confirmations provided by the mobile operators that reflect the actual services they have billed to their customers to receive payment and recognize revenue. A mobile operator may fail to bill a customer for services we have recorded as having been provided due to technical problems with the mobile operator’s billing system, in which case we would not recognize the revenue associated with such services without confirmation from the mobile operator. The magnitude and frequency of these transmission failures can vary from month to month, and from operator to operator. For example, for the nine months ended September 30, 2003, the average monthly transmission failure rate ranged from 10% to 30%. We do not expect to recover revenue that is lost as a result of transmission failures. If a mobile operator refuses or otherwise fails to pay us our share of the subscription fees collected from their mobile customers, our revenues could be significantly reduced.

•	if CMCC, Unicom or another mobile network operator is unwilling to cooperate with chinadotcom, it may not be able to find substitute partners;

If the PRC government considers our existing licensing structures to be insufficient in meeting compliance requirements with applicable licensing restrictions, or if we fail to comply with changes to these requirements or restrictions, our portal and SMS businesses could be materially adversely affected.

     The PRC government regulates access to the Internet by imposing strict licensing requirements on Internet service providers, or ISPs. Generally, the provision of different types of infrastructure telecommunication services and value-added telecommunication services is subject to different licensing regimes in the PRC. In April 2003, a new regulation was promulgated by the Ministry of Information Industry, or the MII, in connection with the categorization of each kind of telecommunication business.

     While we believe that our current operation complies with all existing PRC laws, rules and regulations, there are substantial uncertainties regarding the interpretation of current Internet laws and regulations. It is possible the PRC government may take a view contrary to ours because there are no well established precedents or clear judicial interpretations to support our interpretations and views of the laws, rules and regulations. Issues, risks and uncertainties relating to PRC government regulation of China’s Internet sector include:

•	recently enacted regulations applying to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. If these regulations are interpreted to preclude our current ownership structure or business model, our portal and SMS businesses could be severely impaired; and

•	the MII has stated that the activities of Internet content providers, or ICPs, are subject to regulation by various PRC government authorities depending on the specific activities conducted by the ICP. Various government authorities have enacted several new laws and regulations that govern these activities. The areas of regulation currently contemplated include:

•	online advertising;

•	online news reporting;

•	online publishing;

•	online securities trading;

•	online gaming;

•	online broadcasting;

•	bulletin board service; and

•	the provision of industry-specific information (e.g., pharmaceutical products) over the Internet, etc.

     Other aspects of our online operations may be subject to regulation in the future.

     In addition to the regulations promulgated by the PRC national government, some local governments, such as the Beijing local government, have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. These local rules may also create additional barriers in relation to the operation of our business.

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

We may be held liable for information retrieved from our portal network which may expose us to liability for claims for defamation, infringement of third party intellectual property rights, or violation of censorship laws

     Because our services can be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material, such as violation of censorship laws in the PRC. We do not carry liability insurance to cover potential claims of this type, except for directors’ and officers’ liability insurance, so any imposition of liability could have a material adverse effect on our business, results of operations and financial condition. See ‘‘—Political, Economic and Regulatory Risks — PRC regulation of content distributed on the Internet may adversely affect our business’’ below.

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

Risks relating to our network, intellectual property and personnel

Our computer network is vulnerable to hacking, viruses, spamming and other disruptions which may cause us to lose key clients, expose us to liability for our clients’ losses, or prevent us from securing future business

     Inappropriate use of our Internet services or errors or omissions in processing instructions or data available in our computer system or databases could jeopardize the security of confidential information stored in our computer system, which may cause us to lose key clients, expose us to liability for our clients’ losses and prevent us from securing future business, any of which could have a material adverse effect on our business, financial condition, results of operations and share price.

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

     Spam

     As is typical for many businesses offering online based products and services such as emails, we experience spam attacks on a regular basis. Our systems use filters which identify common words and sentence structures typically used in spamming to block spam attacks. Our network administrators constantly review spam activities as a part of system maintenance, and also consult with outside authorities to learn about the latest techniques spammers use to attack systems which is often used to update our filters. In addition, the email products we offer have their own filtering capabilities which allow users to further refine the emails which should be blocked. We encourage users to notify us of any suspect email activity, and we will terminate user accounts which are detected as engaging in spamming activities. However, our systems continue to experience spam attacks regularly, and there is no assurance that the spam attacks will not become more frequent and materially disrupt our operations.

     Viruses

     While our computer systems have occasionally experienced problems as a result of viruses, we have not experienced extended system outages as a result of viruses. To protect our systems from viruses, we have installed in on our networks commercially available antivirus software produced for enterprise networks. We update on a daily basis our library of viruses to be scanned for, and perform anti-virus updating activities upon computers when they log on to our network. In addition, upon receipt of specific information that a new virus is causing difficulties across the computer networks of a number of other companies, our system administrators will send out virus alerts to its users to inform them about the virus activities, including, when applicable, advice not to open emails with specified tag lines or headers. Nonetheless, our efforts to protect our systems from viruses may not be adequate and there is no assurance that we will not experience extended system outages due to viruses in the future.

     Hacking

     Our computer networks have been the target of sporadic hacking activities over the years, although most hacking activities have been targeted against the gateways our computer systems use to access the Internet which are operated by third parties, rather than directly against our systems. We have set up firewalls using commercially available software to shield its systems from hacker attacks. In addition, we use commercially available software which monitors traffic across our network looking for abnormal activities and traffic which may signal a hacker attack, and also use restricted access lists to restrict to unauthorized traffic on our routers to limit hacker attacks. However, we may continue to be the target of hacking activities, and there is no assurance that the firewalls and software we have implemented will adequately protect our systems from such hacking activities.

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

We rely on software and hardware systems that are susceptible to failure, and in the event of service operations or other related problems, our operating efficiency and results of operations may be adversely affected

     Any system failure or inadequacy that interrupts our services or increases the response time of our services could reduce user satisfaction, future traffic and our attractiveness to advertisers and consumers. There can be no assurance that our technologies, services and products will not experience interruptions or other related problems, which could affect our operating efficiency and results of operations.

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

We are subject to possible infringement claims, which could be time consuming and costly to defend, divert management’s attention and resources or cause product shipment delays

     We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our various industry segments grow and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming and costly to defend, divert management’s attention and resources, cause product shipment delays or require chinadotcom to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all, and may require the payment of substantial amounts of money. In the event of a successful product infringement claim against us or its failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

We are exposed to product liability claims, which could be time consuming and costly to defend, divert management’s attention and resources or cause product shipment delays

     Our enterprise software license agreements with its customers typically contain provisions designed to limit its exposure to potential product liability claims. We carry insurance to protect against such claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective as a result of U.S. or foreign laws or ordinances enacted in the future or because of judicial decisions, and that liability insurance may not be available, or that coverage for specific claims may be denied. Although we have not experienced any material product liability claims to date, our sale and support of products may entail the risk of such claims. A successful product liability claim brought against us could have a material adverse effect upon its business, operating results and financial condition.

Defects in our enterprise software products could increase our costs, adversely affect our reputation, diminish demand for our products and hurt our operating results

     As a result of their complexity, our enterprise software products may contain undetected errors or viruses. Errors in new products or product enhancements might not be detected until after initiating commercial shipments, which could result in additional costs, delays, possible damage to our reputation and could cause diminished demand for our products. This could lead to customer dissatisfaction and reduce the opportunity to renew maintenance or sell new licenses.

We rely on key personnel. In the event we lose the services of key employees, it may be costly and time consuming for us to locate other personnel with the required skills and experience.

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

     Our success also depends on our ability to attract and retain additional highly qualified management, technical, marketing and sales personnel, although there are no special personnel specific to IMI upon which we depend. The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be extremely competitive and time-consuming. We compete with more established companies with greater resources that offer more attractive compensation or employment conditions for a limited number of qualified individuals. As a result, we may be unable to retain or integrate existing personnel or identify and hire additional qualified personnel. Furthermore, our success depends upon our ability to retain or replace the members, particularly the independent members, of our Board of Directors.

We have relied on stock options to compensate our employees. In the event employees do not consider their options as valuable compensation, we may need to provide additional compensation at additional expense.

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

Risks Relating to our Class A Common Shares

Our share price could be adversely affected if our major strategic shareholders materially change their holdings in our shares, particularly if the share holdings are not disposed of in an orderly manner

     As of September 30, 2003, Xinhua, through a wholly-owned subsidiary, owned 7,362,734 of our common shares, or approximately 7.4% of our total outstanding share capital and has appointed one director to our board. If Xinhua does not dispose of its shareholdings in an orderly manner, or if the market expects Xinhua to dispose of additional shares, this could adversely affect our share price, our business, and financial or other condition. During 2001, Xinhua disposed of 1,411,600 shares of our shares reducing their ownership in our shares from 9.1% as of December 31, 2000 to 7.4% as of March 31, 2003. There is no guarantee that Xinhua will continue to hold our shares going forward for any length of time.

     On September 23, 2003, AOL Time Warner, or AOL, which previously held 6.8% of our outstanding share capital, filed a Schedule 13G/A indicating that it ceased to be one of our shareholders following the sale of its entire shareholding in chinadotcom. In addition, in January 2003, New World Infrastructure Limited ceased to be one of our shareholders following the sale of its entire shareholding in the open market, as well as in privately negotiated transactions with us, Asia Pacific Online Limited, or APOL, and its chairman. In this transaction, in January 2003, New World Infrastructure Limited and its wholly-owned subsidiary entered into a binding summary of terms with APOL with respect to its entire holdings of 8,968,560 of chinadotcom common shares. Under the summary of terms, New World agreed to sell 4.5 million shares to APOL at US$2.50 per share and provided APOL with a thirty day option and right of first refusal to purchase the balance of the shares at US$2.50 per share. APOL’s option and right of first refusal on the balance of the shares, however, was subordinated to a right granted to us to purchase such shares at US$2.50 per share which right we elected to exercise. APOL assigned the right to purchase 200,000 of its 4.5 million shares to Dr. Raymond Ch’ien, our Chairman. Later in January 2003, New World Infrastructure Limited executed agreements with each of chinadotcom, APOL and Dr. Ch’ien whereby we purchased 4,468,560 common shares. APOL purchased 4,300,000 common shares, and its chairman purchased 200,000 common shares from New World Infrastructure Limited in January 2003, respectively, each at a price per share of $2.50. APOL is owned by the spouse of Mr. Peter Yip, our chief executive officer, and by a trust established for the benefit of Mr. Yip’s children.

A small group of our existing shareholders control a significant percentage of our common shares, and their interests may differ from other shareholders

     APOL has beneficial ownership of approximately 19.0% of our common shares. In addition, Xinhua, Capital Group International, Inc. and Jayhawk Capital Management, L.L.C. have beneficial ownership of approximately 7.4%, 7.1% and 7.0% of our common shares, respectively.

     Accordingly, these shareholders, particularly if they act together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including:

•	mergers, consolidations and other business combinations which under the law of the Cayman Island requires the approval of at least 75% of the shares voting at the meeting;

•	election of directors which under the law of the Cayman Islands requires the approval of a simple majority of the shares voting at the meeting;

•	removal of directors which under the law of the Cayman Islands requires the approval of at least 66 2/3% of the shares voting at the meeting; and

•	amendments to chinadotcom’s memorandum and articles of association which under the laws of the Cayman Islands requires the approval of at least 66 2/3% of the shares voting at the meeting.

     At the result, these shareholders, if they act together, may be able to effectively prevent a merger, consolidation or other business combination, prevent removal of a director and prevent amendments to our memorandum and articles of association.

Our share price has been, and may continue to be, extremely volatile, which may not be attractive to investors

     The trading price of our common shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date we completed our initial public offering, to December 31, 2002, the closing price of our shares ranged from US$1.86 to US$73.4375, adjusted for our two stock splits. From January 1, 2003 to December 31, 2003, the closing price of our shares ranged from a low of US$2.73 per share on March 11, 2003 to a high of US$14.46 per share on July 14, 2003. There is no assurance that our share price will not fall below its historic or yearly low.

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

In addition, the trading price of our common shares has experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to our operating performance. Broad market, political and industry factors may also decrease the price of our common shares, regardless of our operating performance. Securities class-action litigation and regulatory investigations often have been instituted against companies following steep declines in the market price of their securities.

We are currently the subject of a class action lawsuit with respect to its initial public offering allocations which, if finally judicially determined against us, could cause us to be liable for significant judgment awards.

We are currently the subject of multiple class action lawsuits with respect to our initial public offering, or IPO, allocations. On June 26, 2003, the plaintiffs in the consolidated initial public offering class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to our insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. We believe that we have sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. The independent members of our board of directors approved the proposed settlement at a meeting held in June 2003. It is possible, however, that the parties may not reach agreement on the final settlement documents or that the federal district court may not approve the settlement in whole or in part, in which event litigation could continue, and we could be liable for significant judgment awards against us if a final judgment is rendered against us. No provision has been made for any expenses that might arise as a result of the class action lawsuits.

     There can also be no assurance that we will not be subjected to additional litigation of a similar form or type in the future. These class action lawsuits and any future litigation or investigations, if initiated against us would result in substantial costs and a diversion of its management’s attention and resources and could have a material adverse affect on our business, results of operation, financial condition and share price.

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

The Nasdaq National Market may delist our common shares, and if we are delisted there may not be an active trading market for our common shares

     Our ability to remain listed on the Nasdaq National Market will depend on our ability to satisfy applicable Nasdaq criteria including our ability to maintain a minimum bid price of US$1.00. Since our initial public offering and listing on Nasdaq in July 1999, the lowest closing price for our shares was US$1.86 per share on July 23, 2002. On December 31, 2003, the closing price for our shares was US$8.07 per share. If we are unable to continue to satisfy the applicable Nasdaq listing criteria, Nasdaq may begin procedures to remove our common shares from the Nasdaq National Market. If we are delisted from the Nasdaq National Market, an active trading market for our common shares may no longer exist and the price of our common shares will decrease.

Substantial amounts of our common shares are eligible for future sale, which could adversely affect the market price of our shares

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

     We have also issued other warrants, which may require that we issue additional common shares. In the future, we also may issue additional shares, or warrants to purchase our shares, in connection with acquisitions and our efforts to expand our business. Shareholders could face further dilution from our future share issuances.

Anti-takeover provisions in our charter documents may adversely affect the rights of holders of our common shares

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

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law

     Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. Cayman Islands law in this area may conflict with jurisdictions in the United States. As a result, our public shareholders, may face more difficulties in protecting their interests in the face of actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. For instance a class action lawsuit may not be available to our shareholders as a vehicle for litigating securities matters against us in the Cayman Islands. In addition, shareholder derivative actions may generally not be brought by a minority shareholder in the Cayman Islands.

If you are not a registered shareholder and do not hold greater than 10,000 shares, you may not receive our proxy materials or other corporate communications.

chinadotcom is a Cayman Islands company and as such, we only need to distribute our proxy materials to its registered shareholders. Our proxy materials are delivered to all of our registered shareholders. We offer electronic delivery of proxy materials to our registered shareholders, and we mail proxy materials to each registered owner who has not opted to receive materials electronically. You are a registered shareholder if you have an account with our transfer agent, The Bank of New York, and if you hold a stock certificate evidencing your ownership of our common shares. Although we only need to distribute our proxy materials to registered shareholders under Cayman Islands law, we also distribute proxy materials to beneficial shareholders who hold greater than 10,000 of our shares. In an effort to maintain cost effectiveness, we have, and will continue to, mail the proxy materials to those beneficial shareholders who hold greater than 10,000 of our shares. You are a beneficial shareholder if a brokerage firm, bank trustee or other agent holds your common shares, and your name does not appear anywhere on our records. Rather, the name of the broker, bank or other nominee appears on our records as retained by our transfer agent, The Bank of New York. If you are not a registered shareholder and do not hold greater than 10,000 of our shares, you may not receive our proxy materials or other corporate communications. Therefore, if you are a beneficial shareholder and want to ensure that you do receive proxy materials, you are urged to become a registered owner. If you have questions on how to do so, we encourage you to contact your broker or bank to find out how to do so and you may also contact us.

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

Risks Relating to the Greater China and Asian Software, Consulting, Mobile Applications and Marketing Industries

The industries in which we compete are intensely competitive and volatile, which could cause us to experience lower valuations, greater difficulty in obtaining funding, reduced liquidity, risks of consolidation and litigation

     The Greater China and Asian technology and internet markets encompassing software, e-business consulting, mobile applications, internet portal and marketing are characterized by intense competition. These markets in North America, Asia and elsewhere have experienced marked downturns resulting in, among other things, lower valuations, greater difficulty in obtaining funding, increased consolidation, reduced liquidity, litigation and other structural problems in these markets. As a result, our competitors may be able to better position themselves to compete in our markets as they further consolidate, deteriorate, change or mature.

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

Our entry into the PRC Internet market depends on the establishment of an adequate telecommunications infrastructure in the PRC by the PRC government. In the event of any disruption or failure, we may have no means of accessing alternative networks or services which would adversely affect our business

     Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in the PRC is not as well developed. In addition, access to the Internet in the PRC is accomplished primarily by means of the government’s backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the PRC government and is the only means for the domestic PRC Internet network to connect to the international Internet network. Although private sector ISPs exist in the PRC, almost all access to the Internet is accomplished through ChinaNet, the PRC’s primary commercial network, which is owned and operated by the PRC government. We rely on this backbone and

China Telecom to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the PRC government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in the PRC. We will have no means of accessing alternative networks and services in the PRC, on a timely basis or at all, in the event of any disruption or failure. There can be no assurance that the Internet infrastructure in Greater China will support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the PRC government, our business could be materially and adversely affected.

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

The economic climate in Asia is volatile and vulnerable, which has affected and may continue to affect, our business through declining spending levels by customers, deferred or uncollectible accounts receivable, and restricted ability to access lines of credit

     Beginning in mid-1997, when the Thai baht first depreciated substantially, many countries in Asia experienced significant economic downturns and related difficulties. As a result of the decline in the value of the region’s currencies, many Asian governments and companies had difficulties servicing foreign currency-denominated debt and many corporate borrowers defaulted on their payments. As the economic crisis spread across the region, governments raised interest rates to defend their weakening currencies, which adversely impacted domestic growth rates. In addition, liquidity was substantially reduced as foreign investors curtailed investments in the region and domestic banks restricted additional lending activity. The currency fluctuations, as well as higher interest rates and other factors, have materially and adversely affected the economies of a number of countries in Asia, many of which are still recovering or have yet to recover.

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

There are economic risks associated with doing business in the countries in which we primarily operate which could adversely affect our business

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

     Australia. We anticipate that a more significant part of our future revenues may be derived from the Australian market. The Australian dollar has experienced some volatility against the US dollar. As of January 1, 2002, the Australian dollar traded at US$1.00 = A$1.957, although it had appreciated to US$1.00 = A$1.3001 as of January 15, 2004.

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

A change in currency exchange rates could increase our costs relative to our revenues thereby potentially adversely affecting our financial condition, results of operations and increasing market risk

     Substantially all of our revenues, expenses and liabilities are denominated in renminbi, Hong Kong dollars, South Korean won, US dollars and Australian dollars. We also generate revenues, expenses and liabilities in other currencies such as Singapore dollars, British pounds and New Taiwan dollars. However, our quarterly and annual financial results are reported in US dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchase instruments to hedge our exchange rate risks although we may do so in the future.

Restrictions on currency exchange, the PRC may limit our ability to utilize our revenues effectively to fund business activities outside the PRC, which could result in increased costs for capital

     Although PRC government policies were introduced in 1996 to allow greater convertibility of the renminbi, significant restrictions still remain. We can provide no assurance that the PRC regulatory authorities will not impose greater restrictions on the convertibility of the renminbi. Because a significant amount of our future revenues may be in the form of renminbi, any future restrictions on currency exchanges may limit our ability to utilize revenue generated in renminbi to fund our business activities outside the PRC.

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

Acquisition,
Acquisition or partner	payment or
company	partnership date	Acquired or partner company’s activities

URLs from CIC	Via tranches during October 2001 and February 2002	We acquired from CIC the three URLs, www.china.com, www.hongkong.com and www.taiwan.com, and the related intellectual property rights.

Layabo Pty. Limited	March 2002	We acquired Layabo Pty. Limited (now renamed Mezzo Business Databases Pty Limited), an Australian database marketing business and owner of the trademark IncNet. With the acquisition of Layabo Pty. Limited and the prior acquisition of RNR International Marketing Group (Australia) Pty Limited in 2000, we are consolidating our marketing business in Australia under the MEZZO brand. We believe that the acquisition of the IncNet trademark is an important step in re-orienting our advertising strategy from online sales of banner advertisements, direct mailing and sponsorships to higher margin database marketing related services utilizing data mining techniques to develop targeted campaigns for clients.

OpusOne Technologies International Inc.	March 2002	We acquired a majority interest in OpusOne Technologies International Inc., the parent of Platinum China Holdings, Inc., a developer and service provider of business management software solutions for state enterprises and multi-national corporations in Greater China. In May 2003, we entered into an agreement to purchase the remaining interest in OpusOne Technologies that we did not otherwise already own. We expect the transaction to close later in 2003.

Sagent Technology, Inc.	October 2002	We entered into US$7 million transaction with Sagent, a provider of enterprise business intelligence solutions, involving an asset-based senior secured loan with warrants for Sagent with a view to developing operational initiatives going forward. In March 2003, based upon the occurrence of what we viewed to be certain events of default under the loan, we exercised our rights as a secured lender to enforce our security interest in certain loan collateral and filed a claim for damages against Sagent. In April 2003, we reached a settlement with Sagent pursuant to which our loan was repaid in full, and in addition we received an agreed upon sum in respect of terminated warrants and other rights we had in the company.

Certain Recent Developments

     The following is a summary of our material and strategic acquisitions and investments completed since December 31, 2002 which includes those in which we paid, committed or received consideration of US$5.0 million or more during the course of each transaction:

Acquisition,
Acquisition or partner	payment or
company	partnership date	Acquired or partner company’s activities

Praxa Limited	February 2003	Our subsidiary, CDC Australia Limited, completed the acquisition of Praxa, a leading Australian information technology professional services organization with a 21-year operating history. The acquisition was completed for a purchase price of up to A$11 million (approximately US$6.4 million), subject to clawback provisions based on future performance.

Newpalm (China) Information Technology Co., Ltd.	April 2003	We completed the acquisition of Newpalm, a leading short message service mobile software platform developer and application service provider in China, through our mobile applications and portal arm and 81% owned subsidiary, hongkong.com Corporation. Cash consideration of US$14 million was paid with the remaining consideration to be paid on an earn-out basis over the next two years.

vMoksha Technologies Limited	May 2003	Our wholly-owned subsidiary, CDC Outsourcing Holdings Ltd., entered into a 51% owned joint venture agreement with vMoksha Technologies Limited, an information technology outsourcing company headquartered in Bangalore, India. The joint venture aims to provide a broad range of outsourcing related services to major software vendors and enterprises in the United States, Europe and the Asia-Pacific region. We expect the transaction to close later in 2003.

PK Information Systems	August 2003	Our wholly-owned subsidiary, CDC Australia Ltd., acquired PK Information Systems, an established IT services business in Australia which has specialized capabilities in the areas of .Net application development and business intelligence solutions, with clients mainly in the New South Wales state government sector.

Industri-Matematik International Corp.	September 2003	We acquired a 51% stake in the holding company of IMI, an international provider of software to the supply chain management sector principally across Europe and the United States. The acquisition of the controlling stake in IMI was made through the formation of a joint venture between chinadotcom’s CDC Software unit, which holds a 51% interest, and Symphony Technology Group, a Palo Alto, California-based venture capital company which holds the remaining 49% interest.

Pivotal Corporation (pending)	December 2003	We announced that we had entered into a definitive agreement to acquire Pivotal by way of either an all-cash or a cash-and-stock transaction. Pivotal is a leading international customer relationship management company that provides a complete set of highly flexible customer relationship management applications and implementation services for mid-sized enterprises, with over 1,600 clients worldwide. The transaction with Pivotal is subject to the final approval by Pivotal’s shareholders, as well as regulatory approval and satisfaction of customary closing conditions.

     As of May 31, 2003, the following chinadotcom subsidiaries had either ceased operations, were liquidated or were disposed of: Netville Co. Ltd, Dai Job.com Inc., eIndia and e2e Business Solutions Limited.

B.	Business Overview

     We are a leading enterprise software and solutions company offering the following services for companies throughout Greater China and the Asia-Pacific region, the United States and the United Kingdom:

•	Technology, including implementation and development of packaged enterprise software targeting mid-market manufacturers;

•	Outsourcing, including offering economical, high-quality software development services to our enterprise software customer base utilizing programmers located principally in China and India;

•	Marketing, including developing targeted advertising campaigns utilizing information gathered from chinadotcom’s proprietary databases; and

•	Mobile Applications Services, including offering value added short messaging services to mobile phone subscribers in China.

     Our enterprise software business focuses on key industry groups including manufacturing for export, finance and travel, and in key business areas, including supply chain management, human resource and payroll administration and customer relationship management. We aim to leverage our expertise in its core business areas through alliances and partnerships to help drive innovative client solutions. We currently have operations in more than 10 markets internationally, with over 1,000 employees.

     We established a separate software unit, CDC Software Holdings Limited, or CDC Software, in 2002 as a part of our strategy to move up the value curve in the software services and products area. CDC Software focuses on building our intellectual property asset base, establishing partnerships with software vendors and broadening our overall software product offerings in the areas of enterprise solutions and integration. We may pursue CDC Software’s strategy through acquisitions, strategic partnerships, joint ventures, consolidation of our software assets and restructurings or combinations of the foregoing approaches. CDC Software currently has over 1,000 installations and 600 customers in the Asia Pacific region. By integrating our software services and products with our e-business Solutions services, mobile application services, and our media assets network, we offer a comprehensive suite of software and Internet-based products, services and solutions to a diverse clientele of Web-based and other enterprises, Internet users and mobile SMS and applications users.

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

     We have also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country, including the United Kingdom, the United States or Australia, with technology and applications sourced from either of chinadotcom’s low-cost, industry standard CMM-certified, or Capability Maturity Model, outsourcing centers in China or India. In May 2003, CDC

Outsourcing announced a 51%-49% joint venture with vMoksha Technologies, or vMoksha, an offshore IT outsourcing company headquartered in Bangalore, India that has experienced recent growth. The intent of this joint venture is to provide a broad range of outsourcing related services to major software vendors and enterprises in the United States, Europe and the Asia-Pacific region. CDC Outsourcing has sales and marketing offices in the United States, the United Kingdom and Australia, while its offshore development will be focused on India and China.

     In February 2003, we completed the acquisition of Praxa Limited, or Praxa, an Australian IT outsourcing and professional services organization, focusing on the development of relationships with large organizations that have a need for outsourced application development, management and maintenance. Since Praxa’s incorporation, it has established a client base consisting mainly of large enterprises and government agencies in Australia. In addition, chinadotcom anticipates that Praxa will provide a distribution platform for chinadotcom’s self-developed software products as well as for the range of software solutions that chinadotcom currently delivers across the Asia-Pacific region.

     In our Mobile and Portals unit, we operate news, email and consumer service portal Web sites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co. Ltd., or Newpalm,. we offer consumer-based and enterprise-based short message service, or SMS, and mobile application software development services. As of June 2003, Newpalm had over 4.4 million paid subscriptions in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with local mobile network operators in 26 provinces.

     We have also invested in Internet and related technology and software companies in the pan-Asian region and the United States that we believe add value and depth to our business. We plan to manage our investments actively to enhance our strategic relationships with partners in new technology areas and provide original content for its media assets. In addition, during 2002 we completed the purchase of the three Internet domain names, or URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights, which we consider fundamental to our portal operations. We believe that our synergistic, multiple business-line structure, in tandem with our geographical diversity across ten markets in the Asia-Pacific region as well as the United States and the United Kingdom, has enabled us to better weather the volatile economic and market turbulence of the past three years. By integrating our software services and products with our e-Business consulting services services, mobile application services and our media assets network, we offer a comprehensive suite of software and Internet-based products, services and solutions to a diverse clientele of Web-based and other enterprises, Internet users and mobile SMS and application users. Despite significant restructuring and downsizing during 2001 and 2002, we have maintained our overall scope of service in all areas with the exception of the online network advertising business, which by the end of 2002 had been reduced to only the South Korean market.

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

     With the acquisition in April 2003 of Newpalm, a leading SMS mobile software platform developer and application service provider in China, we are seeking to grow our mobile applications business and generate additional subscription-based revenues over the long term. Growth in the SMS market could generate subscription revenues from value added SMS, such as mobile chatting, dating and friends matching, e-mail, ringtone and logo downloads and other related mobile phone products. Subscription fees are charged on a monthly or per message basis. Pursuant to contractual arrangements between Newpalm and a number of mobile network operators in China which are subsidiaries of CMCC and Unicom, we will be relying on the operators for billing and collection of subscription fees. We pay service fees that range from approximately 10% to 50% of the subscription fees, and are based on contracted rates. Generally,

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

     We established CDC Software in 2002 to provide the sales, marketing, support and localized infrastructure necessary to enter into a master distributorship and value-added reseller arrangements. CDC Software has since entered into master distributorship arrangements with a number of software companies to distribute business applications to the Greater China market, including arrangements with Vignette to distribute content management and portal solutions, Best Software to distribute financial accounting and process manufacturing applications and Ross Software to distribute enterprise software applications to process manufacturers. We believe the formation of CDC Software is an important step in our strategy to become a provider of enterprise software and related support services and outsourced software development and support services.

     In March 2002, we acquired a majority stake in OpusOne Technologies International Inc., a leading provider of business management software solutions in the PRC. In May 2003, we entered into agreement to purchase the remaining interest in OpusOne Technologies that we did not otherwise already own. [We expect the transaction to close later in 2003.] We believe the acquisition of OpusOne Technologies allows us to more quickly enter and gain experience in the enterprise software market because it has developed several proprietary enterprise software related applications, including PowerHRP which is used in human resources and payroll administration, PowerATS which is an attendance tracking system, PowerESS which is a Web based employee self service application, and PowerBooks which is a financial accounting application. Furthermore, the acquisition of OpusOne Technologies also enhanced our intellectual property portfolio. After establishing CDC Software, the proprietary enterprise software related applications of OpusOne Technologies have become part of CDC Software.

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

Financial Year Ended December 31, 2002 compared to Financial Year Ended December 31, 2001

     Because we discontinued the operations of certain subsidiaries in the e-business Solutions and advertising segments, certain historical comparative amounts have been reclassified to conform with the current year#146;s presentation. Only the numbers from continuing operations are presented for comparison purposes in the following sections.

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

     Other income. Revenues from other products and services we offer to our clients, excluding the sale of IT products revenue above, decreased to US$3.4 million in 2002 from US$5.9 million in 2001. The decrease in “other income” was due principally to decreased sales of non-Internet related products and services, in particular to the contribution and performance of Travel Trade Gazette, a Singapore-based trade publication owned by hongkong.com.

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

Operating expenses

     Selling, general and administrative expenses. Our selling, general and administrative expenses significantly decreased to US$38.0 million in 2002 from US$87.9 million in 2001. As a percentage of revenues, our selling, general and administrative expenses decreased to 64% of revenues in 2002 from 136% of revenues in 2001. This reduction in selling, general and administration expenses was due to effective cost control measures, as well as the closing of some non-profitable business units during the period. The decrease in our selling, general and administrative expenses was due principally to our decreased headcount, as well as across-the-board cost savings throughout the company.

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

     Advertising. Our advertising revenues decreased to US$21.4 million in 2001 from US$43.8 million in 2000. This decrease was again due principally to deteriorating market conditions in 2001 which resulted in the loss of revenue from several large online advertising customers, including infoislive and Register.com, amounting to $16.3 million. Our revenues from advertising also decreased as a result of not booking any revenues in 2001 for services provided to CIC in connection with AOL-branded services in Hong Kong, as compared to US$7.9 million booked in 2000.

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

Cost of revenues

     e-business Solutions. Our cost of e-business Solutions revenues decreased to US$21.9 million in 2001 from US$38.6 million in 2000. As a percentage of revenues, our cost of revenues for our e-business Solutions decreased to 34% in 2001 from 35% in 2000. Cost of revenues for e-business Solutions in 2001 decreased from 2000 due principally to the reduced level of business activity during 2001. Prior to the introduction of the “sale of IT products” segment, cost of revenues from e-business Solutions would have amounted to US$38.6 million in 2000.

     Advertising. Our cost of advertising revenues decreased to US$13.5 million in 2001 from US$29.1 million in 2000. As a percentage of revenues, our cost of revenues for our advertising services decreased to 21% in 2001 from 27% in 2000. Cost of revenues for advertising in 2001 decreased from 2000 due principally to poorer market conditions in 2001.

     Sale of IT products. Our cost of sale of IT products increased to US$3.5 million in 2001 from US$0.1 million in 2000 from the continuing operations.

     Other income. Our cost of “other income” increased to US$2.0 million in 2001 from US$1.3 million in 2000. As a percentage of revenues, our cost of revenues for our “other income” increased to 3% in 2001 from 1% in 2000, representing principally the cost of sales relating to Travel Trade Gazette. Prior to the introduction of the “sale of IT products” segment, revenues from the “other income” segment would have amounted to US$5.5 million in 2001, from US$1.3 million in 2000.

Operating expenses

     Selling, general and administrative expenses. Our selling, general and administrative expenses decreased to US$87.9 million in 2001 from US$101.3 million in 2000. As a percentage of revenues, our selling, general and administrative expenses increased to 136% of revenues in 2001 from 92% of revenues in 2000. This reduction in selling, general and administrative expenses was due to revenues falling at a more rapid rate than selling, general and administrative expenses during the period. The decrease in our selling, general and administrative expenses was due principally to our decreased headcount as well as across-the-board cost savings throughout the company.

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

     Interest expense. chinadotcom’s interest expense increased to US$1.3 million in 2001 from US$857,000 in 2000. Increased interest expense of US$529,000 was incurred as a result of draw downs under chinadotcom’s repurchase facilities with Fortis Bank and DBS Bank amounting to US$114 million obtained between October 2001 and December 2001 for the purchase of additional investments in debt obligations. Excluding the interest expense arising on the new bank loans, interest expense fell slightly in 2001 compared with 2000 as a result of lower interest rates.

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

Other non-operating losses

     Other non-operating losses amounting to $1.3 million represents the expenses the merger and acquisition department of chinadotcom recorded, including $1.1 million representing payroll expense of the merger and acquisition department.

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

Share of losses in equity investees

     We recorded a loss of US$2.6 million for the share of losses in equity method investees in 2001, compared with a loss of US$9.4 million in 2000. The decrease in losses from equity method investees is due to the investment basis being written down to nil due to prior losses. chinadotcom has no financial commitments or guarantees to the investees and therefore has suspended the equity method accounting.

Net loss from continuing operations

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

     In connection with our sale of IT products and enterprise software business, we may purchase from vendors and then resell to customers. Typically the payment terms for the third party software are 60 days from the date of invoice, but in some cases payment may be required upon delivery. If the customers do not pay the full amount we invoice, which may occur, such as if the customer files for bankruptcy, we may not collect sufficient funds from customers to cover the original cost of the third party software that we have already purchased, or if we cannot collect funds from our customers in a timely manner which may occur, such as if the customer is experiencing issues with respect to its own collections or other cashflow issues, we may not generate sufficient cashflows to cover the original purchase price of the third-party products.

Business risks:

     Our top ten customers accounted for 30%, 9% and 14% of our revenue for the years ended December 31, 2000, 2001 and 2002, respectively. The percentage of revenues generated from our top ten customers increased between 2001 and 2002 due to the addition of several large governmental contracts, including a contract with the Department of Trade and Industry in the United Kingdom. No single customer accounted for 10% or more of the revenues during any of years ended December 31, 2000, 2001 or 2002.

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

Cash from investing activities

     Net cash used in investing activities was US$8.8 million for fiscal year 2002 and US$120.5 million for fiscal year 2001. During 2002, chinadotcom used US$18.9 million to expand its business in the Asia-Pacific region, which included US$5.5 million used for property and equipment and US$4.6 million used for the acquisitions of OpusOne Technologies, IncNet, and Ion Global. In addition, chinadotcom used US$8.8 million to make the final installment payment for the purchase of the URLs www.china.com, www.taiwan.com, and www.hongkong.com.

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

     In August 2001, each of us and our subsidiary, hongkong.com Corporation entered into a Global Master Repurchase Agreement with Fortis Bank nv-sa, an AA- rated bank (as rated by Standard & Poor’s) to establish a repurchase facility which enables us to draw down via Fortis Bank, Hong Kong Branch as of May 31, 2003 up to US$250 million in funding for a one year term. The Fortis Bank facility has been renewed for 2002. In addition, another repurchase facility with similar terms was negotiated with DBS Bank, an A+ rated bank (as rated by Standard & Poor’s), allowing us to draw down up to US$150 million for a three-year term. Each drawdown under the DBS Bank facility is to be agreed upon between ourselves and DBS Bank prior to execution. Both facilities were established to provide us with a source of reasonably priced capital to give us flexibility to finance operational working capital requirements, acquisitions, as well as our treasury management program, without

================================================================================

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

     Under our Repurchase Agreement with Fortis Bank, we sold certain of our debt securities to Fortis Bank at a discounted price, and the bank agreed to sell back to us at that same discounted price the same debt securities at a later date. Either party with a net exposure from the transaction arising from fluctuations in the market value of the debt securities may request the other party to make a cash or transfer of acceptable debt securities at least equal to that net exposure. During the period between the date that we sold the debt securities to the bank and the later date it repurchased such securities, the bank has agreed to pay to us any income in respect of the debt securities, and we have agreed to pay interest to the bank at LIBOR plus a spread per annum.

     Under our Swap Agreement with DBS Bank, we transferred securities and financial instruments to the bank in exchange for cash, and concurrently, we agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged plus an interest factor. The Swap Agreement permits us to elect for net cash settlement upon termination of the total return swap transaction. During the period between the date we transferred the securities and financial instruments and date we reacquire them, which is three calendar years, the bank has agreed to pay to us any income in respect of the securities transferred and we have agreed, in turn, to pay the bank a price differential calculated on the cash exchanged multiplied by LIBOR plus a spread per annum.

     During the period after we have sold the debt securities to the bank and before we buy back the same debt securities, we consider such debt securities to be restricted debt securities. As of December 31, 2002, we held US$19.2 million of restricted debt securities under our Repurchase Agreement with Fortis and US$11.9 million of restricted debt securities under our Swap Agreement with DBS.

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

Accounts receivable and allowance for doubtful accounts

     The allowance for doubtful accounts is established when factors indicate collection from customers is no longer reasonably assured. Factors that may indicate a change in probability of collection include customer liquidity difficulties, continuing billing disputes or customer bankruptcy or litigation. Allowances are made based upon regular reviews of all significant outstanding invoices and in addition, invoices not specifically reviewed are provided for at differing rates, based upon the age of the receivable. The determination of these rates is based upon our historical collection experience and assessment of the economic environment in which the customer is situated. Receivables more than 180 days past due are automatically reserved unless collection is deemed probable. If the assessments made and historical data used to calculate the allowance for doubtful accounts does not reflect our ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

     Provision for bad debt expenses were $3.0 million, $3.1 million and $4.3 million for the three years ended December 31, 2000, 2001 and 2002, respectively. Ratio of provision for bad debt expenses to total revenue were 2.46%, 4.04% and 6.75% for the three years ended December 31, 2000, 2001 and 2002, respectively. The increasing ratio of bad debt expenses in the past three years was due to the general economic downturn and the increasing sales in China. Credit assessment work is more difficult to perform accurately in China because of less credit rating in information available as compared to other parts of the world.

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

     In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force, or EITF, Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supersedes EITF Issue No. 94-

3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

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

B. Related Party Transactions

     New World Infrastructure Via tranches during 2000 and 2001, we acquired a majority interest in Wealth Corporation Ltd, a company that indirectly owns Beijing Chinaholiday Network Company and Beijing TianJian Rainbow Airline Service Company, a group of PRC travel companies. The acquisition was based on our strategy of building a Greater China online and off-line travel capability by focusing both on the individual as well as the tour-group markets, which at that time were considered to have a reasonable long-term potential for growth. Total consideration was valued at US$12.0 million, of which US$5.2 million was in paid in cash and the balance was paid with 495,900 of our Class A Common Shares issued at the then market value of US$13.71 per share. The selling shareholders of Wealth Corporation Ltd included our former shareholder, New World Infrastructure Limited, which received approximately 11.3% of the total consideration paid by us to Wealth Corporation Ltd. We were in a dispute with the minority shareholders of Wealth Corporation Ltd, which includes New World Infrastructure Limited, concerning our ability to dilute the minority shareholders’ interests in Wealth Corporation and such minority shareholders’ right to receive further consideration. In November 2002, we entered into an amendment agreement and a share repurchase agreement with the other shareholders of Wealth Corporation Ltd whereby we reduced our stake in Wealth Corporation Ltd to 19.9% in exchange for a cash payment of US$1.0 million from the minority shareholders, including New World Infrastructure Limited.

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

     See Item 7.A. of this Annual Report, Major Shareholders and Related Party Transactions — Major shareholders.

24/7 Real Media, Inc. In October 1998, pursuant to the License and Software Agreement, or License Agreement, between ourselves and 24/7 Real Media, Inc. (formerly known as 24/7 Media, Inc.), or 24/7, which was a shareholder of our company as of December 31, 2001 and 2002, 24/7 granted us a non-exclusive license to use certain 24/7 software products to serve advertisements on the Internet and an exclusive license to use the “24/7 Media” trademark in the Asian market. We were obligated to pay 24/7 a percentage of certain revenues generated from advertisements on our advertising network. Under the License Agreement, 24/7 served as our exclusive agent for the sale of U.S. based advertisements on our advertising network and we served through a subsidiary as an agent of 24/7 Media Asia for the sale of Asian-based advertisements on 24/7’s U.S. network of advertising affiliates. In August 2000, the License Agreement was superceded by the 24/7 Media-Asia Agreement, or the Media Asia Agreement. In October 2000, as part of the Media Asia Agreement, we sold 19.9% of our shares in 24/7 Media Asia Limited, then a wholly-owned subsidiary, and the agent through which we sold Asian-based advertisements on 24/7’s U.S. network of advertising affiliates, to 24/7 in exchange for 2,500,000 shares of common stock of 24/7 valued at US$4.3125 per share. We continue to own less than 5% of 24/7. In June 2001, we gave 24/7 notice of termination of the Media Asia Agreement, which notice was effective in September 2001.

     In June 2001, we demanded from 24/7 Media Asia Limited repayment of a portion of all loans that we had extended to 24/7 Media Asia Limited. The loans consisted of $10,956 made prior to June 30, 2000 and $9,569 made during the period from July 1, 2000 to May 31, 2001. We entered into negotiations with 24/7 Media Asia Limited, and, due to the limited cash resources available at 24/7 Media Asia Limited and a desire by the parties to allow 24/7 Media Asia Limited to keep the proceeds of the remaining $9,569 to enable it to continue to fund its operations, we agreed that 24/7 Media Asia Limited would repay only the loans made prior to June 30, 2000 amounting to $10,956. In January 2002, 24/7 Media Asia Limited completed a rights issue whereby it issued and allotted additional equity shares to all shareholders participating in the rights issue as a means to settle loans amounting to $10,956. While we participated in this rights issue, 24/7 chose not to participate and, therefore, 24/7’s interest in 24/7 Media Asia Limited was effectively diluted to under 2% while our interest in 24/7 Media Asia Limited increased to approximately 98%. In February 2003, 24/7 filed suit against us in Federal District Court in New York to enforce obligations allegedly owed under the Media Asia Agreement. We contest these allegations and, in May 2003, obtained an order compelling arbitration of the claims.

     AOL Time Warner, Inc. In March 2001, we entered into a software license agreement with PurchasePro.com to purchase a non-exclusive, non-transferable and perpetual right to use their Marketplace Software. PurchasePro.com had a strategic relationship with our shareholder AOL which included AOL’s promotion of various PurchasePro.com products. We paid PurchasePro.com through a payment to AOL a fee of US$3.7 million for the license, of which we believe AOL retained a commission. We are dissatisfied with the PurchasePro.com software and we are seeking a remedy for this and other matters from AOL. As a result, in addition to amortization of US$925,000 during the course of 2001, we have recorded an impairment of the US$2.77 million of the remaining intangible asset balance for this software at the end of December 2001.

     In other matters involving AOL, we sought the return of US$2.2 million spent by us under a software development agreement among AOL, CIC and us. Under the terms of the software development agreement dated February 1, 2000, we agreed to provide AOL with $2.2 million to finance the development of AOL software which could be utilized in the China market. We entered into the software development agreement in anticipation of a joint venture between AOL and us to develop consumer interactive services for the Chinese market. No joint venture arrangement with AOL was ever entered into, and AOL never delivered a software product to us. In addition, we sought the return of US$3.5 million in connection with an agreement to purchase advertising services from AOL. Under the terms of the agreement dated March 8, 2001, AOL agreed to render ad impressions for us on its web sites for a total fee of approximately $7 million, and we paid $3.5 million, approximately one-half of the amount due, on March 31, 2001. These amounts were expensed under sales, general and administrative in March 2001. We entered into the agreement to purchase advertising services from AOL and made partial payment under the contract as a result of representations from AOL’s representatives that AOL would be more favorably inclined to enter into a joint venture with us to develop consumer interactive services for the Chinese market if we purchased the advertising services, which did not occur following our purchase of and payment for the advertising services. We are cooperating with information requests by the Commission and other government agencies in connection with their investigation of AOL with respect to the PurchasePro.com and advertising services transactions.

     On July 28, 2003, AOL and chinadotcom announced that we had reached a settlement including a settlement of all claims between the two companies and their affiliates. The companies also agreed to cancel AOL’s two warrants to acquire additional shares in chinadotcom. The companies currently have no remaining operational, strategic or other agreements. Based solely upon filings with the Commission, on September 11, 2003, AOL disposed of its entire holding of chinadotcom shares. See Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks Relating to chinadotcom — We could be adversely affected if our major strategic shareholders materially change their holdings in our shares.

     Golden Tripod In June 2001, we signed contracts with entities affiliated with Xinhua, Golden Tripod (Holdings) Limited, or Golden Tripod, and Xinhua News Agency Shanghai Branch, or Shanghai Xinhua, to acquire 30% of the shares of Xin Hua Asia Pacific TV (H.K.) Center Limited, a company 51% owned by Golden Tripod and 49% owned by Shanghai Xinhua, as well as to form a 50% owned joint venture in the PRC. We paid US$500,000 as a deposit after the contracts had been signed. As certain conditions precedent for the joint venture were not met during the course of 2001 we terminated the transaction and made a bad debt provision for the full deposit amount at the end of the year. We actively sought a refund during the course of 2001 and 2002, and in 2002 US$347,000 was subsequently received from remaining funds in the joint venture, which was used to partially offset the bad debt previously written-off. Additionally, as we continue to reposition our portal services and other media assets to better scale our revenues with costs, we risk worsening our relationship with

Xinhua whose personnel until December 2002 participated in the day to day management of our portal services and certain other media assets in the PRC, and who to date still participate in the editorial oversight of the portal service. These and other developments could result in a material adverse change in our relationship with Xinhua including whether they choose to maintain a director on our Board of Directors, whether they choose to continue to remain active with respect to our operations in the PRC, whether they choose to reduce their holdings in our shares, liabilities, arbitration, litigation, settlement or unfavorable publicity, any of which could divert significant amounts of management time and other corporate resources. See Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks Relating to chinadotcom — We could be adversely affected if our major strategic shareholders materially change their holdings in our shares. For the year ended December 31, 2002, we paid management fees of approximately US$293,000 to our shareholders, Golden Tripod Technology Limited, the wholly-owned subsidiary of Xinhua. These fees included salary and expenses for certain senior officers of our China portal operation, as well as fees for translation and other related expenses.

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

     hongkong.com In each of April and May 2001, we extended guarantee agreements in favor of our majority-owned subsidiary, hongkong.com Corporation in which we agreed to pay hongkong.com fees owed for services provided to CIC in an amount up to HK$7 million, and up to HK$7 million in connection with hongkong.com’s provision of support services for the AOL-branded Hong Kong Services during the first and second quarter of 2001.

     Dr. Raymond Ch’ien In April 2001, we entered into an executive services agreement with our chairman and director Raymond Ch’ien to serve as our Executive Chairman. Under this agreement we have agreed to provide Dr. Ch’ien the following:

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

     CIC In June 1999, we entered into a Support Services Agreement with CIC under which we agreed to provide CIC with the services required to operate local online services for America Online, Inc. (“AOL”) in Hong Kong for a fee equal to the cost of providing such services to CIC plus 10%. In April 2000, we signed an Amended and Restated Support Services Agreement with CIC which increased the markup of the provision of software and consulting services and advertising and marketing services while the markup of the provision of personnel services remained at 10%. CIC was our parent company until June 1999 when, concurrently with entry into the Support Services Agreement, CIC distributed its total interest in us to CIC’s shareholders. At the time of entry into the Support Services Agreement, several members the board of directors of CIC also served as members of our board of directors. The following table sets forth the common directors, the date each such director ceased to be a member of CIC’s board of directors of CIC and the date each such director ceased to be a member of our board of directors (as applicable), and the percentage ownership each such director held in CIC and in chinadotcom as of June 1999. While the percentage ownership such directors held in CIC and chinadotcom may have changed since June 1999, unless otherwise indicated, such percentage ownership in CIC and the Company have only decreased as of the subsequent dates of other events described under this Note 17(c).

			Percentage Ownership
		Date Ceased as a
	Date Ceased as a	Director of the	CIC		chinadotcom
Director	Director of CIC	Company	(as of June 1999)

Dr. Raymond Ch’ien	March 14, 2001	continuing director	4.0%		1.2	%(1)
Mr. Peter Yip	February 17, 2003	continuing director	2.4	%(1)	18.7	%(1)
Mr. Zhou Shun Ao	continuing director	continuing director	(2)		(2)
Mr. Zhong Guo Liang	April 13, 2001	May 24, 2002	(2)		(2)
Mr. Douglas Chan	February 18, 2003	July 17, 2003	(3)		(3)
Mr. Harry Edelson	June 22, 2001	June 17, 2003	11.3	%(4)	3.5	%(4)

(1)	Includes holdings through Asia Pacific Online Limited, a trust established for the benefit of Mr. Yip’s children owned by the spouse of Mr. Yip.

(2)	Less than 1%.

(3)	Mr. Chan was appointed as a representative of New World Infrastructure Limited (“NWI”), a former strategic shareholder of chinadotcom. As of June 1999, NWI held 67.7% of CIC’s Class A Common Shares, in addition to holdings in CIC’s Series A Convertible Preference Shares. As of June 1999, NWI held 25.9% of chinadotcom’s Class A Common Shares. NWI has since disposed of its entire shareholdings in chinadotcom.

(4)	Held through Edelson Technology Partners.

     For the year ended December 31, 2000, we derived total revenue of USD19,880 from CIC.

     Since January 1, 2001, we did not recognize any revenue incurred from the provision of software and consulting services and advertising and marketing services in connection with the Amended and Restated Support Services Agreement due to the uncertainty of the collectibility of the receivable from CIC. We recorded $5,425 incurred in connection with the provision of these services under selling, general and administrative expenses in 2001. In September 2001, we agreed to CIC’s request to waive the legal rights with respect to up to $7,730 owed to us by CIC.

     In October 2001, we entered into an Asset Purchase Agreement with CIC to purchase the three URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights for US$16.8 million and the final payment for the purchase was made in February 2002. A portion of the proceeds was used to repay loans extended to CIC by certain of its shareholders and members of its board, some of whom are also our shareholders, officers and members of our board of directors. We sought third party advice related to accounting, legal and valuation issues when considering the transaction. We obtained releases with respect to registered charges over CIC’s assets, including the URLs from material creditors of CIC which included our affiliates. We obtained legal advice from our outside legal counsel on relevant issues that included the threat to our prior license of the URLs in the event of the liquidation of CIC, the unfair prejudice risk and applicable PRC and other regulations. See Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks relating to chinadotcom — We are subject to risks related to our purchase of the URLs from CIC and Item 4.B. of this Annual Report, Business Overview — Software and other investment initiatives.

     Sportasia In November 2001, as part of the liquidation of our equity investee Sportasia Media Limited, we acquired the URL, www.sportasia.com.

     Asia Pacific Online Limited For the years ended December 31, 2000, 2001 and 2002, we reimbursed $120 per year, to Asia Pacific Online Limited, or APOL, for expenses incurred for the provision of general management services principally consisting of providing the full-time services of Mr. Peter Yip to act as our chief executive officer. APOL is a trust owned by the spouse of Mr. Peter Yip, who is our chief executive officer, for the benefit of Mr. Yip’s children. As of March 31, 2003, APOL had beneficial ownership of approximately 18.99% of our Class A Common Shares. There are no common directors between us and APOL.

     In January 2002, we entered into a new services agreement with APOL. Under this agreement, we agreed to provide an annual management fee of $0.001 and reimburse expenses incurred up to $270 annually for the provision of general management services principally consisting of providing the full-time services of Mr. Peter Yip to act as our chief executive officer.

     Mr. Yip acted as our chief executive officer in each of 2000, 2001 and 2002.

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

     In October 2001, we entered into an Asset Purchase Agreement with CIC to purchase the three URLs, www.china.com, www.hongkong.com and www.taiwan.com, and related intellectual property rights for US$16.8 million from CIC, and the final payment for the purchase was made in February 2002. For further details, see Item 3.D. of this Annual Report, Key Information — Risk Factors — Risks relating to chinadotcom — We are subject to risks related to our purchase of the URLs from CIC, Item 4.B. of this Annual Report, Information On The Company - Business Overview — Software and other investment initiatives and Item 7.B of this Annual Report, Major Shareholders and Related Party Transactions — Related Party Transactions.

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

     The rule in Foss v. Harbottle (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge:

•	an act which is ultra vires the company or illegal;

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company; and

•	an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

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

     Our treasury management program and our repurchase facilities are subject to market risk. Further, we are affected by market risks in respect of our shareholdings in publicly listed companies and foreign exchange risk. See Item 4.B. of this Annual Report, Business Overview – Treasury management and Item 5.B of this Annual Report, Operating and Financial Review and Prospects # Liquidity and Capital Resources.

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

		Amount Invested as
Interest		of December 31,
Rate Risk	Type of Security	2002

		(in US$ millions)
Very Low	Floating notes /Floating rate funds	20.0
Low	Fixed rate bonds of less than 18 months maturity	9.1
Low to Medium	Fixed rate bonds with 18 months to 5 years maturity	279.8
Medium	Floating rate bonds with Libor-linked coupon and fixed rate bonds of longer than 5 years maturity	156.3
Medium to High	Fixed rate bonds with Libor-linked coupon	6.0

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, and our Chief Financial Officer, or CFO. Based on that evaluation, our CEO and CFO concluded that as of the end of the period covered by this report we maintained disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and its CFO, as appropriate, to allow timely decisions regarding required disclosure. Our management necessarily applied its judgment in assessing the costs and benefits of such control and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives. There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2002 to our Annual Report, (see pages F-1 to F-45).

ITEM 19. EXHIBITS

(a)	Financial Statements.

(b)	Exhibits.

No.	Description

1.1	Conformed copy of the Amended and Restated Memorandum of Association.*******
1.2	Conformed copy of the Amended and Restated Articles of Association.*******
2.1	1999 Employee Stock Option Plan, as amended.*
2.2	2000 Employee Share Purchase Plan.**
2.3	2001 Employee Share Purchase Plan.*****
4.(a).1	Amended and Restated Support Services Agreement dated April 1, 2000 by and between China Internet Corporation Limited and chinadotcom corporation.****
4.(a).2	Agreement dated March 12, 2001 by and between China Internet Corporation Limited and chinadotcom corporation.****
4.(a).3	Agreement dated March 13, 2001 by and between China Internet Corporation Limited and chinadotcom corporation.****

No.	Description

4.(a).4	Guarantee Agreement dated April 4, 2001 by chinadotcom corporation in favor of hongkong.com Limited.****
4.(a).5	Asset Purchase Agreement dated October 24, 2001 between China Internet Corporation Limited and chinadotcom Strategic, Inc.******
4.(b).1	24/7 Media-Asia Agreement dated August 24, 2000 by and among 24/7 Media, Inc, 24/7 Media-Asia Ltd., Sift, Inc. and China Internet Corporation.***
4.(b).2	Equity Exchange Agreement dated August 24, 2000 by and among chinadotcom corporation, 24/7 Media-Asia Ltd. and 24/7 Media, Inc.***
4.(c)1	Executive Services Agreement dated April 27, 2001, by and between chinadotcom corporation and Raymond Ch’ien.****
4.(c)2	Executive Services Agreement effective as of January 1, 2002, by and between chinadotcom corporation and Asia Pacific Online Limited.******
6.	Details of how EPS information is calculated can be found in Note 19 to our Consolidated Financial Statements.
8.	List of principal subsidiaries of the Company.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)
13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12966) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12958) filed with the Commission on December 7, 2000.

***	Incorporated by reference to our registration statement on Form F-3 (File No. 333-12674) filed with the Commission on October 3, 2000.

****	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on May 10, 2001.

*****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on February 28, 2002.

******	Incorporated by reference to our annual report of Form 20-F (File No. 000-30134) filed with the Commission on June 11, 2002.

*******	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 20th day of January, 2004.

/s/ Raymond K.F. Ch’ien

Raymond K.F. Ch’ien Executive Chairman

/s/ Peter Yip

Peter Yip Vice Chairman and Chief Executive Officer

/s/ Daniel Widdicombe

Daniel Widdicombe Chief Financial Officer

chinadotcom corporation

INDEX TO FINANCIAL STATEMENTS

Pages

Report of the Independent Auditors	F-1
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-2
Consolidated Statements of Operations for each of the three years ended December 31, 2000, 2001 and 2002	F-3 - 4
Consolidated Statements of Cash Flows for each of the three years ended December 31, 2000, 2001 and 2002	F-5 - 6
Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2000, 2001 and 2002	F-7 - 9
Notes to Consolidated Financial Statements	F-10 - 49

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

Hong Kong
February 13, 2003

chinadotcom corporation
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		December 31,	December 31,
	Notes	2001	2002

ASSETS
Current assets:
Cash and cash equivalents		20,820	33,153
Restricted cash	5	1,274	109
Accounts receivable (net of allowance of USD6,538 for 2001 and 4,139 for 2002)	6	21,074	15,030
Deposits, prepayments and other receivables		16,746	8,363
Available-for-sale debt securities	7	329,952	300,056
Restricted debt securities	7	134,960	139,255

Total current assets		524,826	495,966
Property, plant and equipment, net	9	21,288	9,375
Goodwill	10	6,430	12,016
Intangible assets	11	17,092	16,980
Investment in equity investees		2,668	330
Investments under cost method		2,878	387
Available-for-sale debt securities	7	17,028	20,000
Restricted debt securities	7	—	11,868
Available-for-sale equity securities	12	2,064	2,050
Other assets		2,220	11,985

Total assets		596,494	580,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		15,082	13,662
Other payables		7,100	12,952
Accrued liabilities		14,099	9,064
Short-term bank loans	13	116,820	115,650
Long-term bank loans, current portion	14	131	149
Deferred revenue		932	2,693
Tax payable		1,002	636
Amounts due to related companies	8	10,248	684

Total current liabilities		165,414	155,490

Long-term bank loans, net of current portion	14	1,504	11,585
Other payables, net of current portion		2,860	—
Minority interests		36,855	36,182
Shareholders’ equity:
Class A common shares, USD0.00025 par value:
Authorized shares — 800,000,000 shares
Issued and outstanding —
102,691,872 shares as of December 31, 2001 and 101,296,363 shares as of December 31, 2002		26	25
Preferred shares, USD0.001 par value:
Authorized shares — 5,000,000 shares
Issued and outstanding — Nil as of December 31, 2001 and 2002		—	—
Additional paid-in capital		613,460	610,340
Treasury stock — 63,564 shares		—	(238)
Accumulated other comprehensive income	15	(7,439)	1,990
Accumulated deficits		(216,186)	(234,417)

Total shareholders’ equity		389,861	377,700

Total liabilities and shareholders’ equity		596,494	580,957

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2000	2001	2002

Revenues (a)
e-business solutions		61,327	32,591	23,003
Advertising		43,769	21,404	28,250
Sale of IT products		3,276	4,580	4,631
Other income		1,296	5,899	3,418

		109,668	64,474	59,302
Less: Cost of revenues
e-business solutions		(38,600)	(21,922)	(14,022)
Advertising		(29,109)	(13,508)	(20,045)
Sale of IT products		(56)	(3,466)	(3,306)
Other income		(1,275)	(2,010)	(1,484)

Gross margin		40,628	23,568	20,445
Selling, general and administrative expenses (b)	16	(101,275)	(87,865)	(37,963)
Depreciation and amortization expenses		(37,775)	(27,388)	(11,860)
Impairment of goodwill and intangible assets		(43,373)	(40,698)	—
Stock compensation expense	24	(5,083)	(1,227)	(309)

Operating loss		(146,878)	(133,610)	(29,687)
Interest income		29,934	26,809	23,927
Interest expense		(949)	(1,474)	(2,629)
Gain/(loss) arising from share issuance of a subsidiary		140,031	(55)	—
Gain/(loss) on disposal of available-for-sale securities		1,682	4,411	(158)
Gain/(loss) on disposal of subsidiaries and cost investments		13,981	(1,933)	(117)
Other non-operating gains		—	—	1,173
Other non-operating losses		(1,992)	(1,321)	(288)
Impairment of cost investments and available-for-sale securities		(84,696)	(12,260)	(5,351)
Share of (losses)/income in equity investees		(9,423)	(2,592)	682

Loss before income taxes		(58,310)	(122,025)	(12,448)
Income taxes	18	(682)	(148)	(160)

Loss before minority interests		(58,992)	(122,173)	(12,608)
Minority interests in losses of consolidated subsidiaries		553	4,010	1,036

Loss from continuing operations		(58,439)	(118,163)	(11,572)
Discontinued operations	20
Loss from operations of discontinued subsidiaries, net of related tax benefit of USD42 and tax expense of USD213 for 2000 and 2001, respectively		(1,363)	(6,222)	(7,204)
Gain on disposal of discontinued subsidiaries		—	—	545

Net loss	19	(59,802)	(124,385)	(18,231)

Basic and diluted loss per share	19	(0.61)	(1.21)	(0.18)

chinadotcom corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2000	2001	2002

(a) Revenues from related parties	17
e-business solutions		13,921	60	—
Advertising		7,870	—	—
Other income		—	—	—

		21,791	60	—

(b) Selling, general and administrative
expenses to related parties	17	(1,200)	(10,106)	(413)

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

Cash flows from operating activities:
Net loss	(59,802)	(124,385)	(18,231)
Adjustments to reconcile income to net cash provided by operating activities:
Minority interests in income/(loss) of consolidated subsidiaries	(553)	(4,010)	(1,036)
Loss on disposal/write-off of property, plant and equipment	117	3,066	1,732
Gain on disposal of available-for-sale securities	(1,682)	(4,411)	158
(Gain)/loss arising from share issuance of a subsidiary	(140,031)	55	—
(Gain)/loss on disposal of subsidiaries and cost investments	(13,981)	2,055	(428)
Amortization of goodwill and intangible assets	29,690	15,323	1,183
Depreciation	8,452	12,739	11,340
Stock compensation expense	5,083	1,169	309
Share of loss in equity investees	9,423	2,592	(682)
Impairment of cost investments and available-for-sale securities	84,696	12,260	5,351
Impairment of goodwill and intangible assets	43,389	40,698	—
Gain in value of derivative instruments	—	—	(571)
Changes in operating assets and liabilities:
Accounts receivable	(19,841)	10,427	7,191
Deposits, prepayments and other receivables	(12,931)	(8)	10,909
Due from related companies	(17,381)	21,450	—
Other assets	(1,565)	1,623	(252)
Accounts payable	4,008	(1,468)	(1,107)
Other payables	2,724	(5,754)	4,824
Accrued liabilities	10,438	145	(3,968)
Deferred revenue	1,531	(2,307)	(66)
Due to related companies	618	1,099	(730)

Net cash (used in)/provided by operating activities	(67,598)	(17,642)	15,926

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(17,259)	(15,580)	(4,587)
Acquisition of equity investees	(6,848)	—	—
Acquisition of property, plant and equipment	(29,228)	(8,250)	(5,471)
Acquisition of cost investments	(21,150)	(398)	—
Acquisition of available-for-sale securities	(2,875,048)	(1,932,249)	(660,599)
Acquisition of intangible assets	—	(12,392)	(8,800)
Advances of loans to equity investees	(4,389)	(179)	—
Purchase of promissory note and warrants	—	—	(7,000)
Proceeds from disposal of available-for-sale securities	2,582,685	1,843,943	675,728
Proceeds from disposal of property, plant and equipment	183	138	1,386
Proceeds/(cash disbursements) from share issuance by/disposal of subsidiaries	169,835	982	(652)
Proceeds from disposal of cost investments	970	598	—
Restricted cash	(4,134)	2,860	1,165

Net cash used in investing activities	(204,383)	(120,527)	(8,830)

Cash flows from financing activities:
Issuance of share capital	312,438	279	724
Additional minority interests	217	—	—
Additional bank loans	2,495	117,307	125,278
Repayment of bank loans	—	(2,737)	(116,349)
Purchase of treasury stocks	—	—	(4,416)
Settlement of promissory notes in relation to acquisitions	(8,599)	(3,343)	—

Net cash provided by in financing activities	306,551	111,506	5,237

Net increase/(decrease) in cash and cash equivalents	34,570	(26,663)	12,333
Cash and cash equivalents at beginning of year	12,913	47,483	20,820

Cash and cash equivalents at end of year	47,483	20,820	33,153

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

Interest paid	954	1,495	2,632

Non-cash activities:
Class A common shares issued for purchases of available-for-sale securities and cost investments	45,359	—	—
Class A common shares issued for acquisitions	39,095	—	—
Class A common shares issued for settlement of other payables	294	4,467	—
Class A common shares issued for settlement of promissory notes	7,492	3,033	—
Stock options issued/allocated for acquisitions	1,212	—	—
Promissory notes issued and other payables incurred in respect of acquisitions	38,643	—	—
Subsidiary’s ordinary shares issued for acquisitions	—	1,410	—
Subsidiary’s ordinary shares issued for purchase of assets	—	221	—
Repurchase of Class A common shares from disposal of an equity investee	—	53	—
Reissuance of treasury stocks for settlement of employee stock ownership plan obligations	—	—	24

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders'
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2000	87,374	22	193,596	—	—	2,203	(31,999)	163,822
Issuance of shares for cash	7,626	2	303,182	—	—	—	—	303,184
Exercise of warrants	800	—	4,000	—	—	—	—	4,000
Exercise of employee stock options	1,526	—	5,254	—	—	—	—	5,254
Issuance of shares for non-cash transactions	4,502	1	94,213	—	—	—	—	94,214
Stock options issued/allocated for acquisitions	—	—	1,212	—	—	—	—	1,212
Stock compensation expenses on options granted	—	—	3,109	—	—	—	—	3,109
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(44,858)	(44,858)	—	(44,858)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	44,929	44,929	—	44,929
Foreign currency translation adjustments	—	—	—	—	(804)	(804)	—	(804)
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(2,236)	(2,236)	—	(2,236)
Net loss for the year ended December 31, 2000	—		—	—	(59,802)	—	(59,802)	(59,802)

Comprehensive income					(62,771)

Balance at December 31, 2000	101,828	25	604,566	—		(766)	(91,801)	512,024

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders'
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2001	101,828	25	604,566	—	—	(766)	(91,801)	512,024
Exercise of employee stock options	92	—	279	—	—	—	—	279
Issuance of shares for non-cash transactions	795	1	7,499	—	—	—	—	7,500
Redemption and retirement of shares for non-cash transactions	(23)	—	(53)	—	—	—	—	(53)
Stock compensation expenses on options granted	—	—	1,169	—	—	—	—	1,169
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(9,956)	(9,956)	—	(9,956)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	4,216	4,216	—	4,216
Minority interests’ share of unrealized
loss, net of unrealized gains on available-for-sale securities	—	—	—	—	337	337	—	337
Foreign currency translation adjustments	—	—	—	—	(1,199)	(1,199)	—	(1,199)
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(71)	(71)	—	(71)
Net loss for the year	—	—	—	—	(124,385)	—	(124,385)	(124,385)

					(131,058)

Balance at December 31, 2001	102,692	26	613,460	—		(7,439)	(216,186)	389,861

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders'
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2002	102,692	26	613,460	—	—	(7,439)	(216,186)	389,861
Exercise of employee stock options	296	—	724	—	—	—	—	724
Redemption of shares	—	—	—	(4,416)	—	—	—	(4,416)
Retirement of shares	(1,692)	(1)	(4,153)	4,154	—	—	—	—
Reissuance of treasury stock for non-cash transactions	—	—	—	24	—	—	—	24
Stock compensation expenses on options granted	—	—	309	—	—	—	—	309
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(1,276)	(1,276)	—	(1,276)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	5,125	5,125	—	5,125
Minority interests’ share of unrealized gain, net of unrealized loss on available-for-sale securities	—	—	—	—	(484)	(484)	—	(484)
Foreign currency translation adjustments	—	—	—	—	661	661	—	661
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	5,403	5,403	—	5,403
Net loss for the year	—	—	—	—	(18,231)	—	(18,231)	(18,231)

					(8,802)

Balance at December 31, 2002	101,296	25	610,340	(238)		1,990	(234,417)	377,700

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

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

In 2001, hongkong.com issued 5,351,473 shares at USD0.0409 per share amounting to USD219 for the acquisition of property, plant and equipment of Powernet Technology Inc. and 30,207,269 shares at USD0.04635 per share amounting to USD1,400 for the acquisition of Beijing China-Railway Times Science and Technology Company Ltd.. As a result, the Company’s shareholding in hongkong.com was diluted from 82% to 81%. No deferred tax credit was recognized for the loss as the future disposal of shares in hongkong.com by the Company will not be taxable in any jurisdiction.

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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

2.	BUSINESS COMBINATIONS (continued)

	December 31,	December 31,
	2001	2002
	USD	USD

	(unaudited)	(unaudited)

Revenue	69,003	60,398
Net loss	(129,217)	(18,045)
Loss per share	(1.26)	(0.18)

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

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. In accordance with SFAS 142, the Company ceased amortizing goodwill and performed a transitional test of its goodwill as of January 1, 2002. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Company would then recognize an impairment loss. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over a period of two to five years. The carrying value of goodwill was reviewed for possible impairment whenever events or changes in circumstances indicated that an impairment might exist. No goodwill impairment losses have been recognized in any of the periods presented herein.

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

Debt and marketable equity investments, which represent available-for-sale securities are stated at fair value. Unrealized holding gain or loss, net of tax, on available-for-sale securities is included in a separate component of shareholders’ equity. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in gain/loss on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. The cost of securities sold is based on the first-in, first-out method. Interest and dividends on securities classified as available-for-sale are included in interest income and other income, respectively.

All other investments, for which the Company does not have the ability to exercise significant influence and there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and decline in value is included in impairment of cost of investments.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment’s region and industry, and the Company’s investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment.

(g)	Investments in equity investees

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

The Company generates revenues from three primary sources: e-business solutions, advertising and sale of IT products. Revenue is recognized in accordance with accounting principles generally accepted in the United States, or GAAP. The specific literature the Company follows in connection with revenue recognition are the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101) “Revenue Recognition in Financial Statements”, the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”, and in certain instances, the American Institute of Certified Public Accountants SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The Company recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped and the title to the goods is assured, the services have been delivered, the price is fixed or determinable and collectibility is reasonably assured. In addition to these basic criteria, the following are the specific revenue recognition policies followed for each major stream of revenue by reporting segment.

The Company’s e-business solutions segment includes revenues from the design and development of internet web sites, integration of those internet web sites with a customers’ computer systems, and provision of maintenance services related to those internet web sites. e-business solutions revenue is also earned from the outsourcing of information technology consultants to third parties, the provision of implementation and training services, and the provision of maintenance services to chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

customers who purchased computer software from the Company. Sales of computer software were classified under the Sales of IT products revenue segment.

The majority of engagements in the software and consulting services segment are for the design, development and integration of internet web sites. These projects are usually fixed price and most have durations of six months or less. Customers enter into contractual arrangements with the Company that specify the required web design features and layout, functionality, implementation services required, expected deliverables, pricing, payment terms and project timetable. Invoicing and payments are usually made throughout the term of the project in accordance with the contractual terms. The majority of projects include acceptance clauses requiring customers’ sign off at the conclusion of the project. The arrangements allow the customer to withhold 10% of the total project cost as a retention until sign off and acceptance is obtained. Historically, the Company has not experienced projects where sign off or acceptance has been withheld by a customer resulting in a material loss on a project. In limited situations, the Company receives change orders from customers in which case each change order request is assessed its impact on the existing arrangement, and contract revenues and costs are only adjusted after both parties agree to the changes. The Company also receives change orders which result in the initiation of a separate project. When a customer fails to make payments in accordance with the terms stipulated in the arrangement, the Company suspends the recognition of revenue.

Revenues from the design and development of internet web sites and the integration of those web sites with clients’ computer systems are recognized using contract accounting. In order to calculate the amount of revenue earned, the Company uses the cost-to-cost percentage-of-completion method whereby amounts recognized are calculated by reference to the hours incurred as a percentage of the total estimated hours to complete the project. The Company uses this input method to calculate revenues because historical experience has demonstrated that it produces a reliable indication of the progress on each engagement. Estimates of total projected contract costs are re-evaluated on a regular basis and, if appropriate, revised. Any adjustments to revenue due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. Historically, the Company has not experienced material losses on fixed-price contracts. The majority of the Company’s contracts are short term in duration, and use of the completed contract method would not result in a material difference in revenue earned.

The Company provides maintenance services related to internet web sites, the revenues from which are also recorded in its e-business solutions segment. Maintenance services related to internet web sites involves support in connection with non-significant customer requested changes to web site functionality, updates to web site information, and telephone support for web site administrators. Revenues from internet web site maintenance agreements are deferred and recognized ratably over the term of the related agreements which are usually for periods of six months or one year.

Outsourcing of information technology consultants, the revenues from which are recorded in the Company’s e-business solutions segment, involves contractual time and material outsourcing agreements whereby consultants are provided at agreed-upon billing rates for customers to deploy on their own internal projects. Revenues from time and materials outsourcing contracts are recognized as the services are delivered assuming all other basic criteria for revenue recognition have been met.

Revenues related to training services are deferred and recognized as the services are delivered assuming all other basic criteria for revenue recognition have been met. Where training services are sold as part of a multi-element deal, those services are evaluated, on a case-by-case basis, to determine whether they are essential to the functionality of the other elements of the arrangement. In cases where training services are considered essential to the functionality of the other elements of the arrangement, revenue from the total arrangement is deferred and recognized as the training services are delivered.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

Revenues related to maintenance agreements on software products are deferred and recognized ratably over the term of the agreement which is normally one year.

Advertising revenues are derived from the sale of online banner advertising, sponsorships, direct mailings and offline advertising campaigns.

Online banner advertising revenues are derived from short-term advertising contracts (normally less than 90 days) in which customers’ advertisements are placed on web sites for a set period of time or for a set number of impressions. Impressions are defined as the number of times that an advertisement appears on a selected web page. Customers typically identify the web sites they wish their advertisements to be displayed on, and in certain situations, the advertisements are also displayed on the Company’s own or affiliated company web sites. Revenues from online banner advertising are recognized in the period in which the advertisement is displayed at the lesser of the ratio of impressions delivered over total guaranteed impressions or ratably over the term of contract.

Sponsorship revenues are derived from advertisements placed on the Company’s own or affiliated company web sites and are usually for longer display periods than online banner advertisement agreements, but normally do not exceed one year. Sponsorship revenues are recognized ratably over the term of contracts assuming all other basic criteria for revenue recognition have been met.

Direct mailing revenues are derived from targeted advertising campaigns. The Company transmits the advertisements in either electronic or hard copy form to the target profile or market. On occasion, the Company may also assist with the design of the advertisements. Revenues from direct mailing are recognized when the advertisements are sent, assuming all other basic criteria for revenue recognition have been met.

Offline advertising revenues are derived from the production and placement of advertisements in magazines and publications for the travel and tourism industry. Revenues are realized when the advertisements are published assuming all other basic criteria for revenue recognition have been met.

The Company pays web sites for providing advertising space and becomes obligated to make the payment in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

Certain subsidiaries of the Company act as advertising agents for their customers, and the related revenues derived from these agreements are recorded net in the consolidated statement of operations.

The Company pays affiliated web sites a percentage of advertising revenue, ranging from 50% to 85%, in exchange for providing advertising space to the Company’s network. The Company becomes obligated to make payments to such affiliated web sites in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations. The Company records the revenue on a gross basis since it is responsible for fulfillment of the contract, including the selection of the website, arrangement of the ad placement and acceptability of the ad. In addition, the Company assumes the credit risk for the amount billed to the customer and owed to an affiliated web site after the web site performs, regardless of whether the Company fully collects the sales price from the customer.

Revenues in the sale of IT products segment are derived from the sale of computer hardware, software and printers.

The products offered in the sale of IT products revenue segment include railroad ticketing machines and financial software packages. The financial software packages sold include a combination of both hardware and software. The Company allocates the arrangement fee in these multi-element chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

deals to each individual element using its fair value as determined by “vendor specific objective evidence”. Vendor specific objective evidence of fair value is determined by the customary price charged for each element when sold separately after the application of any standard approved discount. Where fair value exists for all undelivered elements of the arrangement, the Company applies the “residual” method of accounting and defers revenue allocated to the undelivered elements whilst recognizing the residual revenue allocated to the delivered elements. In the absence of vendor specific objective evidence for any undelivered element, the Company defers the entire arrangement fee and recognizes revenue when all undelivered elements are delivered, assuming all other basic criteria for revenue recognition have been met.

Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenues are recorded. Such provisions are calculated after considering relevant historical data.

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

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Net loss:
As reported	(59,802)	(124,385)	(18,231)
Pro forma	(102,243)	(152,783)	(33,846)
Net loss per share:
As reported	(0.61)	(1.21)	(0.18)
Pro forma	(1.04)	(1.49)	(0.33)

(o)	Earnings per share

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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

6.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2001	2002
	USD	USD

Accounts receivable:
Amounts billed	25,302	17,648
Unbilled	2,310	1,521

	27,612	19,169
Allowance for doubtful accounts	(6,538)	(4,139)

Net	21,074	15,030

Allowance for doubtful accounts:
Balance at beginning of year	3,488	6,538
Additions	3,050	4,296
Write-offs net of recoveries	—	(6,695)

Balance at end of year	6,538	4,139

Unbilled receivable of USD2,310 and USD1,521 in 2001 and 2002, respectively, represented recognized sales value of performance relating to e-business solutions services and these amounts had not been billed and were not billable to the customers at the date of the balance sheet. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

7.	AVAILABLE-FOR-SALE DEBT SECURITIES

	December 31,	December 31,
	2001	2002
	USD	USD

Debt obligations issued by corporations and federally supervised private companies:
Amortized cost	487,606	467,842
Gross unrealized gain/(loss)	(5,666)	3,337

Estimated fair value	481,940	471,179
Restricted debt securities pledged for bank facilities	(134,960)	(151,123)

Non-restricted	346,980	320,056

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

7.	AVAILABLE-FOR-SALE DEBT SECURITIES (continued)

Non-restricted available-for-sale debt securities consist of:

Current	329,952	300,056
Non-current	17,028	20,000

	346,980	320,056

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

8.	DUE FROM/(TO) RELATED COMPANIES

The amounts due to related companies as of December 31, 2001 and 2002, were unsecured and interest-free.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31,	December 31,
	2001	2002
	USD	USD

Freehold land	1,262	1,262
Buildings	1,262	1,262
Leasehold improvements	3,306	2,579
Furniture and fixtures	2,385	2,531
Office equipment	2,031	2,142
Computer equipment	33,297	29,408
Motor vehicles	478	488

	44,021	39,672
Less: Accumulated depreciation	(22,733)	(30,297)

	21,288	9,375

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

10.	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	e-business		Sale of IT
	Solutions	Advertising	products	Total
	USD	USD	USD	USD

Balance as of January 1, 2002	233	4,596	1,601	6,430
Goodwill acquired during the year	233	1,295	5,044	6,572
Less: Goodwill written off related to sale of business units	(25)	(783)	(178)	(986)
Less: Impairment of goodwill	—	—	—	—

Balance as of December 31, 2002	441	5,108	6,467	12,016

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

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD

Reported net loss	(59,802)	(124,385)	(18,231)
Goodwill amortization	29,690	15,323	—

Adjusted net loss	(30,112)	(109,062)	(18,231)

Net loss per share	(0.31)	(1.06)	(0.18)

The goodwill represents the excess consideration paid for the purchase of subsidiaries over the fair values of the net assets acquired on the date of acquisition adjusted for contingent consideration paid, if any.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

11.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets, net, as of December 31:

	2001			2002

	Gross			Gross
	carrying	Accumulated		carrying	Accumulated
	amount	amortization	Net	amount	amortization	Net
	USD	USD	USD	USD	USD	USD

Trademarks, service marks and URLs	17,092	—	17,092	17,092	(885)	16,207
Software applications and programs	—	—	—	720	(200)	520
Customer database	—	—	—	351	(98)	253

	17,092	—	17,092	18,163	(1,183)	16,980

For the year ended December 31, 2002, the Company recognized USD1,183 amortization expense. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Year ended December 31:

USD

2003	1,245
2004	1,245
2005	908
2006	840
2007	840

12.	AVAILABLE-FOR-SALE EQUITY SECURITIES

	December 31,	December 31,
	2001	2002
	USD	USD

Cost	3,894	1,875
Impairment of equity securities included in earnings	(1,756)	—
Gross unrealized gain/(loss)	(74)	175

Market value	2,064	2,050

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

13.	CREDIT ARRANGEMENTS

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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

14.	LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:

	December 31,	December 31
	2001	2002
	USD	USD

LIBOR + 1.75% mortgage loan through 2011	818	831
4.1% mortgage loan through 2011	817	830
LIBOR + 0.35% total return swap transaction loan through 2005	—	10,073

	1,635	11,734
Less: Current portion	(131)	(149)

	1,504	11,585

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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other comprehensive income are as follows:

	Unrealized
	appreciation	Foreign	Accumulated
	of available-	currency	other
	for-sale	translation	comprehensive
	securities	adjustments	income
	USD	USD	USD

Balance at December 31, 1999	2,236	(33)	2,203
Unrealized loss, net of unrealized gain of available-for-sale securities	(44,858)	—	(44,858)
Other-than-temporary impairment of available-for-sale securities	44,929	—	44,929
Foreign currency translation adjustments	—	(804)	(804)
Less: reclassification adjustment for gains, net of losses included in net income	(2,236)	—	(2,236)

Balance at December 31, 2000	71	(837)	(766)

Unrealized loss, net of unrealized gain of available-for-sale securities	(9,956)	—	(9,956)
Other-than-temporary impairment of available-for-sale securities	4,216	—	4,216
Minority interests’ share of unrealized loss, net of unrealized gains of available-for-sale securities	337	—	337
Foreign currency translation adjustments	—	(1,199)	(1,199)
Less: reclassification adjustment for gains, net of losses included in net income	(71)	—	(71)

Balance at December 31, 2001	(5,403)	(2,036)	(7,439)

Unrealized loss, net of unrealized gain of available-for-sale securities	(1,276)	—	(1,276)
Other-than-temporary impairment of available-for-sale securities	5,125	—	5,125
Minority interests’ share of unrealized gain, net of unrealized loss of available-for-sale securities	(484)	—	(484)
Foreign currency translation adjustments	—	661	661
Less: reclassification adjustment for gains, net of losses included in net income	5,403	—	5,403

Balance at December 31, 2002	3,365	(1,375)	1,990

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

16.	SUPPLEMENTARY OPERATIONS STATEMENT INFORMATION

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD

The Company incurred the following expenses:
Rental expenses	6,974	8,100	4,198
Advertising expenses	19,647	9,110	930
Defined contribution retirement plans expenses	58	475	1,423

17.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year:

(a)	24/7 Real Media, Inc.

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

(b)	Equity investees

The Company derived e-business Solutions revenues from the following equity investees of the Company:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	USD	USD	USD

The Bigstore Asia.com Limited	250	—	—
LJ Digital Inc.	802	—	—
Sportasia Media Limited	859	60	—

	1,911	60	—

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

Pre-tax loss from operations for the years ended December 31, 2000, 2001 and 2002 was taxed in the following jurisdictions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Loss from continuing operations:
United States (“US”)	(1,746)	(3,932)	(1,074)
Non-US	(56,564)	(118,093)	(11,374)

	(58,310)	(122,025)	(12,448)
Loss from discontinued operations:
Non-US	(1,405)	(6,009)	(7,204)

Pre-tax loss	(59,715)	(128,034)	(19,652)

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

18.	INCOME TAXES (continued)

Significant components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Current:
Tax expense allocated to net income from continuing operations:
US	156	—	—
Non-US	526	148	160

	682	148	160
Tax expense/(benefit) allocated to discontinued operations:
Non-US	(42)	213	—

Total current	640	361	160

Deferred:
US	—	—	—
Non-US	—	—	—

Total deferred	—	—	—

	640	361	160

Deferred tax liabilities and assets are comprised of the following:

	December 31,	December 31,
	2001	2002

	USD	USD
Deferred tax liabilities:
Accelerated depreciation allowances	(686)	(193)

Deferred tax assets:
Net operating loss carryforwards (net of USD2,297 expired or disposed of during the year) (2001: USD2,119)	34,893	34,484
Others	3,979	5,213

Total deferred tax assets	38,872	39,697
Valuation allowance for deferred tax assets	(38,186)	(39,504)

Net deferred tax assets	686	193

Net deferred tax liabilities	—	—

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

18.	INCOME TAXES (continued)

The reconciliation of income taxes computed at the statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Income tax benefit computed at the respective statutory rates	(10,979)	(18,700)	(3,793)
Change in tax rates	—	—	425
Non-deductible items	1,157	2,391	221
Non-taxable items	(3,922)	(3,378)	(308)
Benefit from operating losses not recorded	14,384	20,048	3,615

Total income taxes	640	361	160

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

19.	BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Numerator for basic and diluted loss per share:
Loss from continuing operations	(58,439)	(118,163)	(11,572)
Loss from discontinued operations, net of gain on disposal	(1,363)	(6,222)	(6,659)

Loss attributable to common shareholders	(59,802)	(124,385)	(18,231)

	Number	Number	Number
Denominator for basic and diluted loss per share:
Weighted average number of shares after adjusting for the Share Splits	98,091,541	102,589,760	102,269,735

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

19.	BASIC AND DILUTED LOSS PER SHARE (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Basic and diluted loss per share:
Loss from continuing operations	(0.60)	(1.15)	(0.11)
Loss from discontinued operations	(0.01)	(0.06)	(0.07)

Loss attributable to common shareholders	(0.61)	(1.21)	(0.18)

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

A summary of the Company’s stock option activity, and related information for the years ended December 31, is as follows:

	2001			2002

			Weighted-			Weighted-
			average			average
	Available	Options	exercise	Available	Options	exercise
	for grant	outstanding	price	for grant	outstanding	price

	(Number)	(Number)	USD	(Number)	(Number)	USD
Outstanding at the beginning of the year	4,726,108	16,429,577	11.36	6,998,268	14,065,911	6.66
Granted	(5,740,965)	5,740,965	2.88	(1,648,960)	1,648,960	2.44
Forfeited	8,013,125	(8,013,125)	13.63	4,083,536	(4,083,536)	7.89
Exercised	—	(91,426)	3.05	—	(296,492)	2.42

Outstanding at the end of the year	6,998,268	14,065,991	6.66	9,432,844	11,334,843	5.94

Exercisable at the end of the year		6,177,211			7,686,104

Weighted-average fair value of options granted during the year		2.53			2.00

The Company’s stock options are exercisable at exercise prices ranging between USD1.86 to USD73.4375 per share (inclusive).

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(a)	Stock options (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002.

		Options outstanding		Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Exercise	Numbers	contractual	price	Numbers	price
price range	outstanding	life (in years)	per share	exercisable	per share

USD			USD		USD
$1.86-2.7	2,926,473	8.88	2.32	1,302,837	2.43
$2.71-3.375	3,356,159	7.57	3.13	2,362,626	3.20
$3.55-5	2,366,922	6.77	4.83	2,266,287	4.86
$5.0625-9.62	1,442,413	7.63	7.28	899,234	7.39
$10.1875-19.5469	792,010	7.19	14.50	524,695	14.34
$20.4375-29.9219	214,851	7.38	24.84	183,470	24.59
$30.2625-39.5	55,180	7.08	36.29	36,418	36.35
$40.5-48.405	76,080	7.11	46.07	51,788	46.12
$51-58.5625	90,680	7.24	52.76	49,163	53.03
$60.75-73.4375	14,075	7.16	65.87	9,586	65.81

	11,334,843			7,686,104

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

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Net loss:
As reported	(59,802)	(124,385)	(18,231)
Pro forma	(102,243)	(152,783)	(33,846)
Net loss per share:
As reported	(0.61)	(1.21)	(0.18)
Pro forma	(1.04)	(1.49)	(0.33)

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

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Revenues by segment
e-business Solutions	61,327	32,591	23,003
Advertising	43,769	5,641	28,250
Sale of IT products	3,276	4,580	4,631
Other income	1,296	5,899	3,418

	109,668	64,474	59,302

Long-lived assets by segment
e-business Solutions	52,125	13,131	7,522
Advertising	7,408	5,641	5,977
Sale of IT products	727	2,138	7,148
Other income	10,095	6,808	1,517
Corporate	—	17,092	16,207

	70,355	44,810	38,371

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

26.	SEGMENTAL INFORMATION (continued)

Geographic information is provided below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	USD	USD	USD
Revenue:
Australia	728	1,711	3,003
Greater China	59,691	25,027	18,150
North Asia	31,163	18,976	25,449
South Asia	7,406	9,918	5,702
United Kingdom	2,247	2,911	1,750
United States	8,433	5,931	5,248

Total revenue	109,668	64,474	59,302

Long-lived assets:
Australia	1,122	974	339
Greater China	65,871	39,586	34,136
North Asia	1,673	498	235
South Asia	1,032	855	789
United Kingdom	206	2,633	2,738
United States	451	264	134

Total long-lived assets	70,355	44,810	38,371

27.	SUBSEQUENT EVENTS

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

INDEX TO EXHIBITS

No.	Description	Page

1.1	Conformed copy of the Amended and Restated Memorandum of Association.*******

1.2	Conformed copy of the Amended and Restated Articles of Association.*******

2.1	1999 Employee Stock Option Plan, as amended.*

2.2	2000 Employee Share Purchase Plan.**

2.3	2001 Employee Share Purchase Plan.*****

4.(a).1	Amended and Restated Support Services Agreement dated April 1, 2000 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.(a).2	Agreement dated March 12, 2001 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.(a).3	Agreement dated March 13, 2001 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.(a).4	Guarantee Agreement dated April 4, 2001 by chinadotcom corporation in favor of hongkong.com Limited.****

4.(a).5	Asset Purchase Agreement dated October 24, 2001 between China Internet Corporation Limited and chinadotcom Strategic, Inc.******

4.(b).1	24/7 Media-Asia Agreement dated August 24, 2000 by and among 24/7 Media, Inc, 24/7 Media-Asia Ltd., Sift, Inc. and China Internet Corporation.***

4.(b).2	Equity Exchange Agreement dated August 24, 2000 by and among chinadotcom corporation, 24/7 Media-Asia Ltd. and 24/7 Media, Inc.***

4.(c)1	Executive Services Agreement dated April 27, 2001, by and between chinadotcom corporation and Raymond Ch’ien.****

4.(c)2	Executive Services Agreement effective as of January 1, 2002, by and between chinadotcom corporation and Asia Pacific Online Limited.******

6	Details of how EPS information is calculated can be found in Note 19 to our Consolidated Financial Statements.

8	List of principal subsidiaries of the Company.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12966) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12958) filed with the Commission on December 7, 2000.

***	Incorporated by reference to our registration statement on Form F-3 (File No. 333-12674) filed with the Commission on October 3, 2000.

****	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on May 10, 2001.

*****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on February 28, 2002.

******	Incorporated by reference to our annual report of Form 20-F (File No. 000-30134) filed with the Commission on June 11, 2002.

*******	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.