Form 20-F/A
period 2002-12-31
CHINADOTCOM CORP
filed 2004-05-07
CIK 1076770

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

Commission file number: 000-30134

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

chinadotcom corporation

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

Summary Consolidated Financial Data

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in thousands of U.S. dollars except share and per share data)
Income Statement Data:(1)
Revenues:
e-business Solutions(2)	2,689	11,045	61,327	32,591	23,003
Advertising	658	7,593	43,769	21,404	28,250
Sale of IT products(2)	—	289	3,276	4,580	4,631
Other income(2)	105	1,306	1,296	5,899	3,418

	3,452	20,233	109,668	64,474	59,302
Cost of revenues:
e-business Solutions(3)	(2,518)	(5,769)	(38,600)	(21,922)	(14,022)
Advertising	(220)	(5,232)	(29,109)	(13,508)	(20,045)
Sale of IT products(3)	—	(207)	(56)	(3,466)	(3,306)
Other income(3)	—	(606)	(1,275)	(2,010)	(1,484)

Gross margin	714	8,419	40,628	23,568	20,445
Selling, general and administrative expenses	(7,395)	(30,385)	(106,358)	(89,092)	(38,272)
Depreciation and amortization expenses	(2,200)	(6,792)	(37,775)	(27,388)	(11,860)
Impairment of goodwill and intangible assets	—	—	(43,373)	(40,698)	—

Operating loss	(8,881)	(28,758)	(146,878)	(133,610)	(29,687)
Interest income	58	3,826	29,934	26,809	23,927
Interest expense	—	—	(949)	(1,474)	(2,629)
Gain/(loss) arising from share issuance of a subsidiary	—	—	140,031	(55)	—
Gain/(loss) on disposal of available-for-sale securities	—	6,282	1,682	4,411	(158)
Gain/(loss) on disposal of subsidiaries and cost investments	—	—	13,981	(1,933)	(117)
Other non-operating gains	—	—	—	—	1,173
Other non-operating losses	—	—	(1,992)	(1,321)	(288)
Impairment of cost investments and available-for-sale securities	—	—	(84,696)	(12,260)	(5,351)
Share of (losses)/income in equity investees(4)	—	(65)	(9,423)	(2,592)	682

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in thousands of U.S. dollars except share and per share data)
Loss before income taxes	(8,823)	(18,715)	(58,310)	(122,025)	(12,448)
Income taxes	—	—	(682)	(148)	(160)

Loss before minority interests	(8,823)	(18,715)	(58,992)	(122,173)	(12,608)
Minority interests in losses/(income) of consolidated subsidiaries	282	(2)	553	4,010	1,036

Loss from continuing operations	(8,541)	(18,717)	(58,439)	(118,163)	(11,572)
Discontinued operations
Loss from operations of discontinued subsidiaries, net of related tax benefit of US$42 and tax expense of US$213 for 2000 and 2001, respectively	—	—	(1,363)	(6,222)	(7,204)
Gain on disposal of discontinued subsidiaries	—	—	—	—	545

Net loss	(8,541)	(18,717)	(59,802)	(124,385)	(18,231)

Basic and diluted loss per share(5)	(0.18)	(0.26)	(0.61)	(1.21)	(0.18)
Weighted average number of shares	46,996,420	71,879,704	98,091,541	102,589,760	102,269,735

	As of December 31,
	1998	1999	2000	2001	2002
		(in thousands of U.S. dollars)
Balance Sheet Data:
Cash and cash equivalents	2,323	12,913	47,483	20,820	33,153
Restricted cash	3,000	—	4,134	1,274	109
Available-for-sale debt securities(6)	—	111,612	242,324	346,980	320,056
Restricted debt securities	—	—	148,622	134,960	151,123
Available-for-sale equity securities	5,700	5,419	10,368	2,064	2,050
Bank loans(7)	—	—	3,934	118,455	127,384
Working capital	4,027	124,209	450,391	359,412	340,476
Total assets	14,645	183,123	622,920	596,494	580,957
Total shareholders’ equity	12,302	163,822	512,024	389,861	377,700

(1)	During the year ended December 31, 2002, we discontinued the operations of certain subsidiaries in the e-business Solutions and the Advertising segments. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as “loss from operations of discontinued subsidiaries” on the consolidated statements of operations. As a result of SFAS 144, the results of the continuing operations of 1998, 1999, 2000 and 2001 were restated.

(2)	For comparative purposes, due to increasing materiality, figures prior to 2001 have been revised to reflect a new line of services called “Sale of IT products,” adopted during 2001, to account for the sale of information technology products by our various business units.

(3)	For comparative purposes, figures prior to 2000 have been revised to reflect new classifications of costs of revenues adopted during 2000.

(4)	The term “equity investees” refers to our 20% or more owned minority investments other than subsidiaries.

(5)	The computation of diluted loss per share did not assume the conversion of any issued stock options or warrants during the year because their inclusion would have been antidilutive.

(6)	Available-for-sale debt securities includes short-term and long-term debt securities available-for-sale.

(7)	Bank loans include short-term and long-term bank loans.

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

During 2001 and 2002, our accounts receivable balances remained outstanding longer than would be expected if our credit policies were consistently enforced. While we have recently improved the collections process for accounts receivable, our financial condition and results of operations would be adversely impacted if our judgments regarding the collectibility of accounts receivable proved to be incorrect.

     Generally, we offer customers in each of our business segments the following credit terms:

•	For sales of software products, “30 to 60 days credit from date of delivery of software” or “cash on delivery”;

•	For sales of consulting services, “30 to 60 days credit after completion of milestones set forth in the agreement”; and

•	For sales in the advertising and marketing activities segment, “cash on delivery”, “14 days after completion of campaign” or “30 days credit”.

     In the software and consulting services segment, during 2001 and 2002, 34.3% and 40.5% of accounts receivables were outstanding greater than 60 days, respectively, aggregating $4.7 million and $2.8 million, respectively. Days sales outstanding in this segment were 301 and 162 days, respectively, during 2001 and 2002.

     In the advertising and marketing activities segment, during 2001 and 2002, 50.5% and 52.8% of accounts receivables were outstanding greater than 30 days, respectively, aggregating $5.6 million and $5.7 million, respectively. Days sales outstanding in this segment were 224 and 148 days, respectively, during 2001 and 2002.

     As a result, during 2001 and 2002, our accounts receivables balances were outstanding longer than would be expected if our stated credit policies were consistently enforced. We attribute the inconsistency to several factors, including the following:

•	The general economic downturn commencing in 2000 and continuing through 2002 which impacted in particular the internet industry and internet companies, and caused many of such companies who were our customers to experience cashflow problems and delay payments to suppliers;

•	Turnover in a client’s organization whereby the new persons-in-charge did not acknowledge the original project contracts signed with us or accept the work authorized by their predecessors;

•	A change of control in the customer’s organization during the project period whereby all payments were withheld and time of payment became uncertain;

•	Miscommunication within a client’s organization, such as between the user department and the finance department, which resulted in partial or non-payment;

•	A common business practice in China where customers delay payments beyond their due dates; and

•	A common business practice in China where if a company is perceived to be “failing” or discontinuing its businesses, then debtors to the company would not settle their outstanding payments, irrespective of any contractual obligations because of a view by the debtor that the company would not have the resources or capacity to be able to collect or effectively enforce collection.

     We have concluded, despite such inconsistencies, that the recorded accounts receivable balances are collectible based on our credit procedures, including assessing customers’ credit risk, establishing credit limits, performing credit checks when warranted, and signing contracts with all customers to establish a legal obligation to pay. In addition, we comply with the revenue recognition criteria relating to collectibility included advertising and marketing activities in SAB 101, for sale of IT products in SOP91-2 paragraph 8, and for consulting services in SOP 81-1 paragraph 23.

     While we have improved the collectibility of our accounts receivable and believe that our cash and cash equivalents balance of $[ ] million as of December 31, 2002 should allow us to continue operations despite any continued delays in collecting our accounts receivable, our financial condition and results of operations would be adversely affected in the event that our judgments regarding the collectibility of our accounts receivable proves to be incorrect.

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

     Since we are a PFIC, U.S. investors will be subject to adverse United States federal income tax consequences, see Item 10.E. of this Annual Report, "Additional Information — Taxation — Tax Consequences

of U.S. Holders — Passive Foreign Investment Company Status.” U.S. investors are strongly urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

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

	Year ended December 31,(1)
	2000	2001	2002
Revenues:
e-business Solutions(2)	56%	51%	39%
Advertising(3)	40%	33%	48%
Sale of IT products	3%	7%	8%
Other income	1%	9%	5%

Total revenues(4)	100%	100%	100%

Cost of revenues:
e-business Solutions	-35%	-34%	-24%
Advertising	-27%	-21%	-34%
Sale of IT products	0%	-5%	-6%
Other income	-1%	-3%	-2%

Gross margin	37%	37%	34%
Selling, general and administrative expenses	-97%	-138%	-65%
Depreciation and amortization expenses	-34%	-43%	-20%
Impairment of goodwill and intangible assets	-40%	-63%	—

	Year ended December 31,(1)
	2000	2001	2002
Operating loss	-134%	-207%	-51%
Interest income	27%	41%	40%
Interest expense	-1%	-2%	-4%
Gain/(loss) arising from share issuance of a subsidiary	128%	0%	0%
Gain on disposal of available-for-sale securities	2%	7%	0%
Gain/(loss) on disposal of subsidiaries and cost investments	13%	-3%	0%
Other non-operating gains	0%	0%	2%
Other non-operating losses	-2%	-2%	0%
Impairment of cost investments and available-for-sale securities	-77%	-19%	-9%
Share of gain/(loss) in equity investees(4)	-9%	-4%	1%

Loss before income taxes	-53%	-189%	-21%
Income taxes	-1%	0%	0%

Loss before minority interests	-54%	-189%	-21%
Minority interests in losses/(income) of consolidated subsidiaries	0%	6%	1%

Loss from continuing operations	-54%	-183%	-20%

Discontinued operations:
Loss from operations of discontinued subsidiaries, net of related tax benefit of US$42 and tax expenses of US$213 for 2000 and 2001	-1%	-10%	-12%
Gain on disposal of discontinued subsidiaries	0%	0%	1%

Net loss	-55%	-193%	-31%

(1)	During the year ended December 31, 2002, we discontinued the operations of certain subsidiaries in the e-business Solutions and the Advertising segments. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as loss from operations of discontinued subsidiaries on the consolidated statements of operations. As a result of SFAS 144, the results of the continuing operations of 2000 and 2001 were restated.

(2)	Includes revenues from services provided to CIC in connection with AOL-branded services in Hong Kong representing 18%, 0% and 0% of e-business Solutions revenues for 2000, 2001 and 2002, respectively.

(3)	Includes revenues from services provided to CIC in connection with AOL-branded services in Hong Kong representing 17%, 0% and 0% of Advertising revenues for 2000, 2001 and 2002, respectively.

(4)	Includes revenues from CIC representing 16%, 0% and 0% of total revenues, for each of 2000, 2001 and 2002, respectively.

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

Operating expenses

     Selling, general and administrative expenses. Our selling, general and administrative expenses significantly decreased to US$38.3 million in 2002 from US$89.1 million in 2001. As a percentage of revenues, our selling, general and administrative expenses decreased to 65% of revenues in 2002 from 138% of revenues in 2001. This reduction in selling, general and administration expenses was due to effective cost control measures, as well as the closing of some non-profitable business units during the period. The decrease in our selling, general and administrative expenses was due principally to our decreased headcount, as well as across-the-board cost savings throughout the company.

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

Operating expenses

     Selling, general and administrative expenses. Our selling, general and administrative expenses decreased to US$89.1 million in 2001 from US$106.4 million in 2000. As a percentage of revenues, our selling, general and administrative expenses increased to 138% of revenues in 2001 from 97% of revenues in 2000. This reduction in selling, general and administrative expenses was due to revenues falling at a more rapid rate than selling, general and administrative expenses during the period. The decrease in our selling, general and administrative expenses was due principally to our decreased headcount as well as across-the-board cost savings throughout the company.

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

Accounts receivable and allowance for doubtful accounts

     As we have operations in over 10 countries, there are variations in credit terms from country to country and from segment to segment. Within the broad range of credit policies, the credit terms applicable to each of our individual business segments are based on the following general guidelines:

     For 2002

•	For sales of software products, we offer “30 to 60 days credit from date of delivery of software” or “cash on delivery”;

•	For sales of consulting services, we offer “30 to 60 days credit after completion of milestones per agreement”; and

•	For sales in the advertising and marketing activities business, we offer three standard payment options “cash on delivery”, “14 days after completion of campaign” or “30 days credit”.

     Our general policy for the provision of allowance for doubtful accounts in 2002 and 2003 was as follows:

Number of days past due	Rate (% of Accounts Receivable)
Over 90 days	25%
Over 120 days	50%
Over 180 days	100%

     Accounts receivable are carried at their original amount less an allowance for doubtful accounts. We have adopted credit control policies to ensure that collection of the accounts receivable is probable and that recognition of the related revenue is appropriate. The allowance for doubtful accounts is established based on our credit control policies.

     Our accounts receivable balances are in excess of what would be expected if we consistently enforced our credit terms. The reasons for the inconsistency in each segment are as follows:

Software and consulting services:

     The 26% and 38% of receivables over 90 days outstanding in 2001 and 2002, respectively, was mainly due to the prevailing practice for customers in China to delay payments beyond their due dates. In addition, the rapid global reversal of spending on technology and internet-related products and services that occurred during the course of 2001 had a severe knock-on effect which reduced economic growth in the markets and for the companies to which we were exposed, particularly in China. As a result, many of the companies that we provided services for were unable to pay or simply delayed payment, or in some instances refused payment, when the time came for collection.

     For 2001 and 2002, we made the appropriate provision for allowance for doubtful accounts based on our credit policies as described above.

Advertising and marketing activities:

     The 7% and 23% of receivables over 90 days outstanding in 2001 and 2002, respectively, was mainly due to the same factors as described above which affected the collection rates for software and consulting services, namely the prevailing practice for customers in China to delay payments beyond their due dates. In addition, the adverse economic environment in 2002 also affected some customers’ ability to pay on time.

     For 2001 and 2002, we made the appropriate provision for allowance for doubtful accounts based on our credit policies as described above.

     In each period, we concluded that the recorded accounts receivable balances were collectible and that revenue recognition was appropriate based on the criteria outlined in SAB 101 for advertising and marketing activities, in SOP 91-2 for sales of IT products, and in SOP 81-1 for consulting services. Specifically, in each case where a receivable is recorded and revenue is recognized:

•	Persuasive evidence of an arrangement existed - evidence of the arrangement is provided by a contract signed by ourselves and the customer.

•	Delivery has occurred - delivery occurs when the customer has taken title and assumed the risks and rewards of ownership. Risk of ownership must have passed to the customer. Delivery is considered not to have occurred if there are undelivered elements that are essential to the functionality of the product or services that we have delivered.

•	Fee is fixed or determinable – prices for products and services are always pre-determined and included in the terms of the contract.

•	Collectibility is reasonably assured – determined by assessing customers’ credit, establishing credit limits, performing credit checks as warranted and signing contracts with all customers to establish a legal obligation to pay, to provide assurances that accounts will be collectible.

     We believe that our assessment of the collectibility of accounts receivable has subsequently proven to be valid, as evidenced by the percentage subsequent settlement received up to April 2004 for balances as at December 31, 2002.

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

     See Item 7.A. of this Annual Report, Major Shareholders and Related Party Transactions — Major shareholders.

     24/7 Real Media, Inc. In October 1998, pursuant to the License and Software Agreement, or License Agreement, between ourselves and 24/7 Real Media, Inc. (formerly known as 24/7 Media, Inc.), or 24/7, which was a shareholder of our company in 2001, 24/7 granted us a non-exclusive license to use certain 24/7 software products to serve advertisements on the Internet and an exclusive license to use the “24/7 Media” trademark in the Asian market. We were obligated to pay 24/7 a percentage of certain revenues generated from advertisements on our advertising network. Under the License Agreement, 24/7 served as our exclusive agent for the sale of U.S. based advertisements on our advertising network and we served through a subsidiary as an agent of 24/7 Media Asia for the sale of Asian-based advertisements on 24/7’s U.S. network of advertising affiliates. In August 2000, the License Agreement was superceded by the 24/7 Media-Asia Agreement, or the Media Asia Agreement. In October 2000, as part of the Media Asia Agreement, we sold 19.9% of our shares in 24/7 Media Asia Limited, then a wholly-owned subsidiary, and the agent through which we sold Asian-based advertisements on 24/7’s U.S. network of advertising affiliates, to 24/7 in exchange for 2,500,000 shares of common stock of 24/7 valued at US$4.3125 per share. We continue to own less than 5% of 24/7. In June 2001, we gave 24/7 notice of termination of the Media Asia Agreement, which notice was effective in September 2001.

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

		Date Ceased as a	Percentage Ownership
	Date Ceased as a	Director of the	CIC		chinadotcom
Director	Director of CIC	Company	(as of June 1999)
Dr. Raymond Ch’ien	March 14, 2001	continuing director	4.0%		1.2	%(1)
Mr. Peter Yip	February 17, 2003	continuing director	2.4	%(1)	18.7	%(1)
Mr. Zhou Shun Ao	continuing director	continuing director	(2)		(2)
Mr. Zhong Guo Liang	April 13, 2001	May 24, 2002	(2)		(2)
Mr. Douglas Chan	February 18, 2003	July 17, 2003	(3)		(3)
Mr. Harry Edelson	June 22, 2001	June 17, 2003	11.3	%(4)	3.5	%(4)

(1)	Includes holdings through Asia Pacific Online Limited, a trust established for the benefit of Mr. Yip’s children owned by the spouse of Mr. Yip.

(2)	Less than 1%.

(3)	Mr. Chan was appointed as a representative of New World Infrastructure Limited (“NWI”), a former strategic shareholder of chinadotcom. As of June 1999, NWI held 67.7% of CIC’s Class A Common Shares, in addition to holdings in CIC’s Series A Convertible Preference Shares. As of June 1999, NWI held 25.9% of chinadotcom’s Class A Common Shares. NWI has since disposed of its entire shareholdings in chinadotcom.

(4)	Held through Edelson Technology Partners.

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

	December 31, 2001		December 31, 2002
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Available-for-sale equity securities (US$ million)	2.1	2.1	2.1	2.1

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

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 2 to the Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 7th day of May, 2004.

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

chinadotcom corporation

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2000	2001	2002
Revenues (a)
e-business solutions		61,327	32,591	23,003
Advertising		43,769	21,404	28,250
Sale of IT products		3,276	4,580	4,631
Other income		1,296	5,899	3,418

		109,668	64,474	59,302
Less: Cost of revenues
e-business solutions		(38,600)	(21,922)	(14,022)
Advertising		(29,109)	(13,508)	(20,045)
Sale of IT products		(56)	(3,466)	(3,306)
Other income		(1,275)	(2,010)	(1,484)

Gross margin		40,628	23,568	20,445
Selling, general and administrative expenses (b)	16	(106,358)	(89,192)	(38,272)
Depreciation and amortization expenses		(37,775)	(27,388)	(11,860)
Impairment of goodwill and intangible assets		(43,373)	(40,698)	—

Operating loss		(146,878)	(133,610)	(29,687)
Interest income		29,934	26,809	23,927
Interest expense		(949)	(1,474)	(2,629)
Gain/(loss) arising from share issuance of a subsidiary		140,031	(55)	—
Gain/(loss) on disposal of available-for-sale securities		1,682	4,411	(158)
Gain/(loss) on disposal of subsidiaries and cost investments		13,981	(1,933)	(117)
Other non-operating gains		—	—	1,173
Other non-operating losses		(1,992)	(1,321)	(288)
Impairment of cost investments and available-for-sale securities		(84,696)	(12,260)	(5,351)
Share of (losses)/income in equity investees		(9,423)	(2,592)	682

Loss before income taxes		(58,310)	(122,025)	(12,448)
Income taxes	18	(682)	(148)	(160)

Loss before minority interests		(58,992)	(122,173)	(12,608)
Minority interests in losses of consolidated subsidiaries		553	4,010	1,036

Loss from continuing operations		(58,439)	(118,163)	(11,572)
Discontinued operations	20
Loss from operations of discontinued subsidiaries, net of related tax benefit of USD42 and tax expense of USD213 for 2000 and 2001, respectively		(1,363)	(6,222)	(7,204)
Gain on disposal of discontinued subsidiaries		—	—	545

Net loss	19	(59,802)	(124,385)	(18,231)

Basic and diluted loss per share	19	(0.61)	(1.21)	(0.18)

chinadotcom corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2000	2001	2002
(a) Revenues from related parties	17
e-business solutions		13,921	60	—
Advertising		7,870	—	—
Other income		—	—	—

(b) Selling, general and administrative expenses to related parties	17	(1,200)	(10,106)	(413)

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

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders’
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD
Balance at January 1, 2000	87,374	22	193,596	—	—	2,203	(31,999)	163,822
Issuance of shares for cash	7,626	2	303,182	—	—	—	—	303,184
Exercise of warrants	800	—	4,000	—	—	—	—	4,000
Exercise of employee stock options	1,526	—	5,254	—	—	—	—	5,254
Issuance of shares for non-cash transactions	4,502	1	94,213	—	—	—	—	94,214
Stock options issued/allocated for acquisitions	—	—	1,212	—	—	—	—	1,212
Stock compensation expenses on options granted	—	—	3,109	—	—	—	—	3,109
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(44,858)	(44,858)	—	(44,858)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	44,929	44,929	—	44,929
Foreign currency translation adjustments	—	—	—	—	(804)	(804)	—	(804)
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(2,236)	(2,236)	—	(2,236)
Net loss for the year ended December 31, 2000	—		—	—	(59,802)	—	(59,802)	(59,802)

Comprehensive income					(62,771)

Balance at December 31, 2000	101,828	25	604,566	—		(766)	(91,801)	512,024

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders’
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD
Balance at January 1, 2001	101,828	25	604,566	—	—	(766)	(91,801)	512,024
Exercise of employee stock options	92	—	279	—	—	—	—	279
Issuance of shares for non-cash transactions	795	1	7,499	—	—	—	—	7,500
Redemption and retirement of shares for non-cash transactions	(23)	—	(53)	—	—	—	—	(53)
Stock compensation expenses on options granted	—	—	1,169	—	—	—	—	1,169
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(9,956)	(9,956)	—	(9,956)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	4,216	4,216	—	4,216
Minority interests’ share of unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	337	337	—	337
Foreign currency translation adjustments	—	—	—	—	(1,199)	(1,199)	—	(1,199)
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(71)	(71)	—	(71)
Net loss for the year	—	—	—	—	(124,385)	—	(124,385)	(124,385)

					(131,058)

Balance at December 31, 2001	102,692	26	613,460	—		(7,439)	(216,186)	389,861

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

						Accumulated		Total
			Additional			other	Retained	shareholders’
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	earnings	equity
	of	shares	capital	stock	income	income	(deficit)	(deficit)
	shares	USD	USD	USD	USD	USD	USD	USD
Balance at January 1, 2002	102,692	26	613,460	—	—	(7,439)	(216,186)	389,861
Exercise of employee stock options	296	—	724	—	—	—	—	724
Redemption of shares	—	—	—	(4,416)	—	—	—	(4,416)
Retirement of shares	(1,692)	(1)	(4,153)	4,154	—	—	—	—
Reissuance of treasury stock for non-cash transactions	—	—	—	24	—	—	—	24
Stock compensation expenses on options granted	—	—	309	—	—	—	—	309
Unrealized loss, net of unrealized gains on available-for-sale securities	—	—	—	—	(1,276)	(1,276)	—	(1,276)
Other-than-temporary impairment of available-for-sale securities	—	—	—	—	5,125	5,125	—	5,125
Minority interests’ share of unrealized gain, net of unrealized loss on available-for-sale securities	—	—	—	—	(484)	(484)	—	(484)
Foreign currency translation adjustments	—	—	—	—	661	661	—	661
Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	5,403	5,403	—	5,403
Net loss for the year	—	—	—	—	(18,231)	—	(18,231)	(18,231)

					(8,802)

Balance at December 31, 2002	101,296	25	610,340	(238)		1,990	(234,417)	377,700

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, number of options and per share data)

6.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2001	2002
	USD	USD
Accounts receivable:
Amounts billed	25,302	17,648
Unbilled	2,310	1,521

	27,612	19,169
Allowance for doubtful accounts	(6,538)	(4,139)

Net	21,074	15,030

Allowance for doubtful accounts:
Balance at beginning of year	3,488	6,538
Additions	3,050	4,296
Write-offs net of recoveries	—	(6,695)

Balance at end of year	6,538	4,139

•	With respect to sales in advertising and marketing activities segment, the Company offers three standard payment options “cash or delivery”, “14 days after completion of campaign” or “30 days credit.”

•	For sales in the software segment, the Company offers “30 to 60 days credit from date of delivery of software” or “cash on delivery”

•	For sales in the consulting services, the Company offers “net 30 to net 60 days credit after completion of milestones per agreement”

•	For sales in mobile services and applications, the Company offers “90 days credit from the date of receipt of billing confirmations from the mobile phone operators which usually takes place 1 month after sales occurred.”

•	Our general policy for the provision of allowance for doubtful accounts I s as follows:

Period	Rate (% of Accounts Receivable)
Over 90 days	25%
Over 120 days	50%
Over 180 days	100%

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