Form 20-F/A
period 2003-12-31
CHINADOTCOM CORP
filed 2004-07-08
CIK 1076770

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

Trademarks, service marks and URLs	20 years
Software applications and programs	2 to 15 years
Customer base and contracts	1.5 to 10 years
Business licenses and partnership agreements	6 to 7 years

     In determining the estimated useful lives of the acquired URLs, we considered the following pertinent factors:

i	that the URLs represent brand identity in addition to providing a technological platform, and that they should therefore be amortized over a longer period than developed technologies without brand identity characteristics;

ii	they are not related to any other group of assets with identifiable economic lives;

iii	they are subject to no legal, regulatory, or contractual restrictions or provisions that would impact their economic life;

iv	there is no anticipated effect of obsolescence, demand, or competition on the useful lives of the URLs; and,

v	there is no material maintenance expenditure required to maintain the URLs.

While these factors might indicate that the URLs have an indefinite useful life, we considered that our planning horizon for operations, and for the internet market in China as a whole, do not exceed twenty years. Therefore, projections beyond this period may not be sufficiently reliable to justify a longer amortization period.

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

ITEM 18 FINANCIAL STATEMENTS

     We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2003 on pages F-1 to F-62 of this annual report.

ITEM 19 EXHIBITS

No.	Description
1.1	Conformed copy of the Amended and Restated Memorandum of Association.*******

1.2	Conformed copy of the Amended and Restated Articles of Association.*******

2(a).1	1999 Employee Stock Option Plan, as amended.*

2(a).2	2000 Employee Share Purchase Plan.**

2(a).3	2001 Employee Share Purchase Plan.*****

4.(a).1	Amended and Restated Support Services Agreement dated April 1, 2000 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.(a).2	Agreement dated March 12, 2001 by and between China Internet Corporation Limited and chinadotcom corporation. ****

4.(a).3	Agreement dated March 13, 2001 by and between China Internet Corporation Limited and chinadotcom corporation. ****

4.(a).4	Guarantee Agreement dated April 4, 2001 by chinadotcom corporation in favor of hongkong.com Limited. ****

4.(a).5	Asset Purchase Agreement dated October 24, 2001 between China Internet Corporation Limited and chinadotcom Strategic, Inc.******

4.(a).6	Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia

No.	Description
International Inc. dated December 31, 2002. yyyy

4.(a).7	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003. ++++++

4.(a).8	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. +++

4.(a).9	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. +++

4.(a).10	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. +++

4.(a).11	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).12	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003.++++

4.(a).13	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).14	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted of September 4, 2003.++++

4.(a).16	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. ++++

4.(a).17	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).18	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).19	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +++++

4.(a).20	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +++++

4.(a).21	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003.[y]

No.	Description
4.(a).22	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003.[y]

4.(a).23	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004.[y]y

4.(a).24	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003.[y]y

4.(a).25	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and Its Common Shareholders and Its Optionholders and CDC Software Corporation, dated January 20, 2004.[y]y

4.(a).26	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004.[y]y

4.(a).27	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004.+++++++

4.(a).28	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. yyyy

4,(a).29	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004.+++++++

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Information Technology Co. Ltd.[y]yy

4.(b).2	Monternet SMS Cooperation Agreement.[y]yy

4.(c)1	Executive Services Agreement dated April 27, 2001, by and between chinadotcom corporation and Raymond Ch’ien. ****

4.(c)2	Executive Services Agreement effective as of January 1, 2002, by and between chinadotcom corporation and Asia Pacific Online Limited.******

6.	Details of how EPS information is calculated can be found in Note 4(o) to our Consolidated Financial Statements.yyyy

8.	List of principal subsidiaries of the Company.yyyy

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002yyyy

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002yyyy

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12966) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12958) filed with the Commission on December 7, 2000.

***	Incorporated by reference to our registration statement on Form F-3 (File No. 333-12674) filed with the Commission on October 3, 2000.

****	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on May 10, 2001.

*****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on February 28, 2002.

******	Incorporated by reference to our annual report of Form 20-F (File No. 000-30134) filed with the Commission on June 11, 2002.

*******	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

+	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 16, 2003.

++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on June 16, 2003.

+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.

++++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.

+++++	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.

+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

[y]y	Incorporated by reference to our current report on Form 6-K (File No000-30134) filed with the Commission on January 8, 2004.

[y]yy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.

yyyy	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on May 7, 2004.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 7th day of July, 2004.

/s/ Raymond K.F. Ch’ien

Raymond K.F. Ch’ien
Executive Chairman and Acting Chief Executive Officer

/s/ Daniel Widdicombe

Daniel Widdicombe
Chief Financial Officer

F-index

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

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

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

Ernst & Young
Hong Kong
April 28, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder of
IMI Global Holdings Ireland Limited

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in stockholder’s deficit and of cash flows present fairly, in all material respects, the financial position of IMI Global Holdings Ireland Limited and its subsidiaries (the “Company”) at December 31, 2003 and the results of their operations and their cash flows for the period from September 9, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 9, 2004

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

INDEX TO EXHIBITS

No.	Description
1.1	Conformed copy of the Amended and Restated Memorandum of Association.*******

1.2	Conformed copy of the Amended and Restated Articles of Association.*******

2(a).1	1999 Employee Stock Option Plan, as amended.*

2(a).2	2000 Employee Share Purchase Plan.**

2(a).3	2001 Employee Share Purchase Plan.*****

4.(a).1	Amended and Restated Support Services Agreement dated April 1, 2000 by and between China Internet Corporation Limited and chinadotcom corporation.****

4.(a).2	Agreement dated March 12, 2001 by and between China Internet Corporation Limited and chinadotcom corporation. ****

4.(a).3	Agreement dated March 13, 2001 by and between China Internet Corporation Limited and chinadotcom corporation. ****

4.(a).4	Guarantee Agreement dated April 4, 2001 by chinadotcom corporation in favor of hongkong.com Limited. ****

4.(a).5	Asset Purchase Agreement dated October 24, 2001 between China Internet Corporation Limited and chinadotcom Strategic, Inc.******

4.(a).6	Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated December 31, 2002. yyyy

4.(a).7	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003.++++++

4.(a).8	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. +++

4.(a).9	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. +++

4.(a).10	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. +++

4.(a).11	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).12	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003.++++

a).

No.	Description
4.(a).13	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).14	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted of September 4, 2003.++++

4.(a).16	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. ++++

4.(a).17	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).18	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited, dated September 8, 2003. ++++

4.(a).19	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +++++

4.(a).20	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +++++

4.(a).21	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003.[y]

4.(a).22	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003.[y]

4.(a).23	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004.[y]y

4.(a).24	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003.[y]y

4.(a).25	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and Its Common Shareholders and Its Optionholders and CDC Software Corporation, dated January 20, 2004.[y]y

4.(a).26	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004.[y]y

4.(a).27	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004.+++++++

4.(a).28	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. yyyy

4,(a).29	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004.+++++++

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Information Technology Co. Ltd.[y]yy

No.	Description
4.(b).2	Monternet SMS Cooperation Agreement.[y]yy

4.(c)1	Executive Services Agreement dated April 27, 2001, by and between chinadotcom corporation and Raymond Ch’ien. ****

4.(c)2	Executive Services Agreement effective as of January 1, 2002, by and between chinadotcom corporation and Asia Pacific Online Limited.******

6.	Details of how EPS information is calculated can be found in Note 4(o) to our Consolidated Financial Statements.yyyy

8.	List of principal subsidiaries of the Company.yyyy

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002yyyy

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002yyyy

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12966) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-12958) filed with the Commission on December 7, 2000.

***	Incorporated by reference to our registration statement on Form F-3 (File No. 333-12674) filed with the Commission on October 3, 2000.

****	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on May 10, 2001.

*****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on February 28, 2002.

******	Incorporated by reference to our annual report of Form 20-F (File No. 000-30134) filed with the Commission on June 11, 2002.

*******	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

+	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 16, 2003.

++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on June 16, 2003.

+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.

++++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.

+++++	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

+++++	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.

+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

[y]y	Incorporated by reference to our current report on Form 6-K (File No000-30134) filed with the Commission on January 8, 2004.

[y]yy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.

yyyy	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on May 7, 2004.