Form 20-F
period 2004-12-31
CDC CORP
filed 2005-06-30
CIK 1076770

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

Commission file number: 000-30134

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

CDC Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong
telephone: (852) 2893-8200
facsimile: (852) 2893-5245
e-mail: investor_relations@cdccorporation.net
(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A common shares

Indicate the number of outstanding shares of each of the Issuer’s class of capital or common stock as of the close of the period covered by this Annual Report:

Class of shares	Number outstanding as of March 31, 2005

Class A common shares Preferred Shares	110,965,246 Nil

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

1

i

GENERAL INTRODUCTION

     In April 2005, we changed the name of our Company from “chinadotcom corporation” to “CDC Corporation”. Concurrently, in April 2005, our 81% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, changed its name from “hongkong.com Corporation” to “China.com Inc.” Throughout this Annual Report, we use the new names of these companies.

     In this Annual Report, except as otherwise specified, all references to “we,” “us,” “our,” “the Company” or “CDC” refer to CDC Corporation and its consolidated subsidiaries and their respective operations. Unless otherwise specified, all information contained in this Annual Report, including share and per share data, reflects the two-for-one share splits approved by our shareholders as of each of December 6, 1999 and April 28, 2000, respectively, and effective as of the close of trading on the Nasdaq National Market on December 13, 1999 and May 8, 2000, respectively. In this annual report, any reference to US GAAP means the generally accepted accounting principles of the United States. The consolidated financial statements have been prepared in accordance with US GAAP. Unless indicated otherwise, any reference to “U.S.$”, “US$”, or “$” is to United States dollars.

     Several of our entities have been organized under the laws of the People’s Republic of China with Chinese names and do not have official English names. Some of these entities organized under the laws of the People’s Republic of China are referred to in this Annual Report with the English names Beijing Newpalm Technology Co. Ltd., Beijing Wisecom Technology Co. Ltd., and Beijing China.com Technology Services Co., Ltd., although we have occasionally referred to these entities in our contracts, other arrangements and audited financial statements as Beijing Newpalm Information Technology Co. Ltd., Beijing Wisecom Information Technology Co. Ltd., and Beijing China Net Communication Technology Service Ltd.

     References in this Annual Report to Xinhua are to Liaison Office of the Central People’s Government of HKSAR (formerly Xinhua News Agency).

Forward-Looking Statements

     This Annual Report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 which can be identified by the use of forward-looking terminology including “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “believe” or other similar words. We have made forward-looking statements concerning the following, among others:

•	our goals and strategies in each of our target markets;

•	our competitive strengths in each of our target markets;

•	expectations and targets for our results of operations;

•	our business prospects;

•	the expected growth of the enterprise software, mobile services and applications, advertising/marketing and business services markets;

•	the pace of change in the enterprise software, mobile services and applications, advertising/marketing and business services markets;

•	the demand for enterprise software, mobile services and applications, advertising/marketing and business services products and services; and

•	our acquisition and expansion strategy.

     These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, but are not limited to, the following:

•	our ability to operate in markets in which we lack experience and have a limited operating history;

•	our ability to integrate the operations of the various businesses we have acquired;

•	our ability to grow our businesses organically in the future;

•	our ability to manage four distinct lines of business, several of which are quite disparate;

•	our ability to manage costs, particularly as a result of our prior acquisition strategy;

•	risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software;

•	the development of new software technologies and applications or services affecting our current and future business;

•	our ability to efficiently expand or restructure our software sales organization;

•	our ability to take advantage of opportunities to market and sell our enterprise software products and services to customers directly and through distribution channels and business partners in Asia;

•	our ability to successfully develop, market and sell enterprise software products for specific micro-vertical industry segments;

•	our ability to protect intellectual property rights for our software products;

•	our ability to accurately estimate the costs of our business services engagements which are billed on a fixed price basis;

•	the risk that our various contractual relationships with China Mobile or China Unicom will terminate or be altered in a way that adversely affects our mobile services and applications business;

•	any changes in the regulatory policies of the Ministry of Information Industry in the People’s Republic of China, or MII, and other relevant government authorities relating to, among other matters, the grant and approval of mobile services and applications licenses, acceptance of existing ownership structures, and regulating content delivered;

•	the future growth of the mobile telecommunications industry in China;

•	our ability to maintain up-to-date datasets in our database marketing business;

•	changes in political, economic, legal and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment in the telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	the uncertain economic and political climate in Asia, the United States and throughout the rest of the world, and the potential that such climate may deteriorate further; and

•	increased global competition.

     All forward looking statements included in this Annual Report are based upon information available to management as of the date of this Annual Report, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Annual Report. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. You should read these statements in conjunction with the risk factors disclosed in Item 3.D — “Key Information – Risk Factors”.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following selected consolidated financial data of CDC and our subsidiaries should be read in conjunction with the consolidated balance sheets as of December 31, 2003 and 2004 and the related consolidated statements of operations, cash flows and shareholders’ equity for the years ended December 31, 2002, 2003 and 2004 and the notes thereto, together referred to as the Consolidated Financial Statements, included as Item 18 – “Financial Statements”, and the information included in Item 5 – “Operating and Financial Review and Prospects”. The Consolidated Financial Statements have been prepared and presented in accordance with US GAAP. The following selected consolidated financial data of CDC and our subsidiaries for the years ended December 31, 2000 and 2001, and the consolidated balance sheets as of December 31, 2000, 2001 and 2002 are derived from our audited financial data, after adjustment for the restatement of discontinued operations and segment reporting, which are not included in this Annual Report.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars except share and per share data)
Income Statement Data: (1)
Revenues:
Software	$—	$—	$3,526	$12,891	$107,879
Business services	45,791	16,643	10,148	37,242	39,391
Mobile services and applications	—	—	—	16,876	23,694
Advertising/marketing	21,051	9,337	7,527	8,841	11,709
Others	953	3,730	1,599	2,001	10

	67,795	29,710	22,800	77,851	182,683

Cost of revenues:
Software	—	—	(1,328)	(9,357)	(43,240)
Business services	(28,972)	(11,923)	(4,544)	(22,072)	(26,750)
Mobile services and applications	—	—	—	(2,247)	(4,597)
Advertising/marketing	(10,432)	(4,400)	(4,477)	(4,312)	(4,645)
Others	(1,081)	(1,390)	(676)	(889)	—

	(40,485)	(17,713)	(11,025)	(38,877)	(79,232)

Gross profit	27,310	11,997	11,775	38,974	103,451
Selling, general and administrative expenses	(89,524)	(69,949)	(22,476)	(31,785)	(80,419)
Research and development expenses	—	—	—	—	(13,825)
Depreciation and amortization expenses	(29,807)	(19,007)	(9,515)	(6,954)	(12,276)
Impairment of goodwill and intangible assets	(31,712)	(21,908)	—	—	—
Restructuring expenses	—	—	—	—	(3,387)

Total operating expenses	(151,043)	(110,864)	(31,991)	(38,739)	(109,907)

Operating income/(loss)	(123,733)	(98,867)	(20,216)	235	(6,456)
Interest income	29,717	26,501	23,631	13,412	9,653
Interest expense	(851)	(1,266)	(2,461)	(1,070)	(1,895)

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars except share and per share data)
Gain/(loss) arising from share issuance of a subsidiary	140,031	(55)	—	—	—
Gain/(loss) on disposal of available-for-sale securities	1,685	4,411	(163)	4,599	167
Gain/(loss) on disposal of subsidiaries and cost investments	13,981	(1,915)	(66)	(1,263)	549
Other non-operating gains	—	—	508	934	—
Other non-operating losses	(2,226)	(927)	(288)	(148)	—
Impairment of cost investments and available-for-sale securities	(84,696)	(12,260)	(5,351)	—	(1,362)
Share of income/(losses) in equity investees(2)	(9,423)	(2,592)	682	(124)	(308)

Total other income	88,218	11,897	16,492	16,340	6,804

Income/(loss) before income taxes	(35,515)	(86,970)	(3,724)	16,575	348
Income tax benefits/(income taxes)	(327)	(65)	162	598	(7,541)

Income/(loss) before minority interests	(35,842)	(87,035)	(3,562)	17,173	(7,193)
Minority interests in losses/(income) of consolidated subsidiaries	546	3,162	248	(2,257)	(2,227)

Income/(loss) from continuing operations	(35,296)	(83,873)	(3,314)	14,916	(9,420)
Discontinued operations:
Loss from operations of discontinued subsidiaries, net of tax	(24,506)	(40,512)	(15,462)	(1,519)	(190)
Gain/(loss) on disposal/dissolution of discontinued subsidiaries, net	—	—	545	2,127	(950)

Net income/(loss)	$(59,802)	$(124,385)	$(18,231)	$15,524	$(10,560)

Basic and diluted earnings/(loss) per share(3)	(0.61)	(1.21)	(0.18)	0.15	(0.10)
Basic and diluted earnings/(loss) per share from continuing operations(3)	(0.36)	(0.82)	(0.03)	0.14	(0.09)
Weighted average number of shares:
Basic	98,091,541	102,589,760	102,269,735	100,532,594	105,898,392
Diluted	98,091,541	102,589,760	102,269,735	103,199,421	105,898,392

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars except share and per share data)
Balance Sheet Data:
Cash and cash equivalents	$47,483	$20,820	$33,153	$55,508	$110,206
Restricted cash	4,134	1,274	109	238	3,886
Available-for-sale debt securities(4)	242,324	346,980	320,056	282,145	104,159
Restricted available-for-sale debt securities(5)	148,622	134,960	151,123	31,109	75,780
Available-for-sale equity securities	10,368	2,064	2,050	590	527
Bank loans(6)	3,934	118,455	127,384	26,826	63,781
Working capital(7)	450,391	359,412	340,476	270,451	170,682
Total assets	622,920	596,494	580,957	546,054	664,331
Common stock	25	26	25	25	28
Total shareholders’ equity	$512,024	$389,861	$377,700	$390,446	$439,723

(1)	In 2004, CDC adopted new reporting segmentation, changing from the previous segmentation of software and consulting services, mobile services and applications and advertising and marketing activities to the current segmentation of software, business services, mobile services and applications, advertising/marketing and others. In addition, CDC discontinued the operations of certain subsidiaries in the software, business services, advertising/marketing and others segments. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were retroactively reclassified as a loss from operations of discontinued subsidiaries, net of tax, in the consolidated statements of operations. The results of the continuing operations of 2000, 2001, 2002 and 2003 were reclassified to conform to the 2004 presentation. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over a period of two to five years. From January 1, 2002, CDC ceased amortizing goodwill and instead performs annual impairment tests on goodwill.

(2)	The term “equity investees” refers to CDC’s investments in which it has the ability to exercise significant influence (generally 20% to 50% owned investments).

(3)	The computation of diluted earnings/(loss) per share did not assume the conversion of the Company’s warrants for 2002 and 2003 and its stock options for 2002 and 2004 because their inclusion would have been antidilutive.

(4)	Available-for-sale debt securities includes short-term and long-term debt securities available-for-sale.

(5)	Restricted available-for-sale debt securities include short-term and long-term restricted debt securities.

(6)	Bank loans include short-term and long-term bank loans.

(7)	Working capital represents current assets less current liabilities.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

Risks Relating to CDC Corporation

Risks relating to our overall business

Because our business model and strategy have evolved, we lack experience and have a limited operating history in our new markets and cannot assure you that we will be successful in meeting the needs of customers in these markets. Our operating results could fall below expectations, resulting in a decrease in our stock price.

     We began in June 1997 as a pan-Asian integrated Internet company. Our business model and strategy has evolved with a new focus and goal to be a global company focused on enterprise software and mobile services and applications with additional operations in advertising/marketing activities and business services. You will not be able to evaluate our prospects solely by reviewing our past businesses and results, but should consider our prospects in light of the changes in our business focus. Each of our targeted markets is rapidly changing, and we cannot assure you that we can successfully address the challenges in our new lines of business or adapt our business model and strategy to meet the needs of customers in these markets. If we fail to modify our business model or strategy to adapt to these markets, our business could suffer.

We have incurred losses in prior periods, may incur losses in the future and cannot provide any assurance that we can achieve or sustain profitability.

     We have incurred operating losses and net losses in each of our last 5 fiscal years (except for fiscal year 2003) as follows:

	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars)
Operating income/(loss)	(123,733)	(98,867)	(20,216)	235	(6,456)
Net income/(loss)	(59,802)	(124,385)	(18,231)	15,524	(10,560)

     Our operating losses and net losses may increase in the future, and we may never regain or sustain operating profitability or net profitability. We may continue to incur operating losses and post net losses in the future due to several factors, including:

•	increased investment activities related to our new businesses as we seek to achieve organic growth, which may include;

•	increased sales and marketing costs;

•	greater levels of product development expenses;

•	a high level of planned operating expenditures, including costs we expect to incur as a result of our ongoing efforts to comply with the regulations promulgated under the Sarbanes-Oxley Act of 2002;

•	continuing effects of acquisition-related adjustments including intangible asset amortization, stock compensation and deferred tax expense; and

•	any additional acquisition activities related to the growth and development of our enterprise software, mobile services and applications, advertising/marketing and business services businesses.

     In addition, while we experienced sequential quarterly increases in revenues in 2004, we cannot be certain that revenue growth will continue in the future. We may see a reversal of the recent sequential growth in quarterly revenues due to several factors, including:

•	increases in revenues in 2004 have been due in significant part to our acquisition related activity which increased our revenue base substantially in 2004. As we expect to significantly decrease our acquisition related activity in 2005, growth of our revenue base through acquisition will no longer drive our revenue increases;

•	any decisions to dispose of business units or subsidiaries which we no longer believe to be central to our new business model and strategy, which would shrink our revenue base;

•	a substantial portion of our software license revenue is recognized in the last month of a quarter, and often in the last weeks or days of a quarter, which may result in increased volatility in quarterly revenues if customers decide to defer or cancel orders or implementations, particularly large orders or implementations, from one quarter to the next;

•	delay of new software product releases which can result in a customer’s decision to delay execution of a contract or, for contracts that include the new software release as an element of the contract, will result in deferral of revenue recognition until such release;

•	the imposition of penalties, such as a temporary suspension of service, for violation of current or future Chinese laws, rules or regulations regarding Internet related services and telecom related activities, such as that experienced by our Go2joy subsidiary during 2004;

•	the potential or actual loss of key clients and key personnel, including those from our enterprise software, mobile services and applications, advertising/marketing and business services businesses;

•	decisions to discontinue products and services which would shrink our revenue base;

•	our failure to increase market awareness of our company, our brands and our products and services; and

•	a slowdown in the U.S., European, Asian and other economic markets.

     These factors could also adversely affect our ability to regain or sustain profitability. We cannot assure you that we will generate sufficient revenue to regain or sustain profitability, or that we can regain, sustain or increase profitability on a quarterly or annual basis in the future. Even though our revenue is difficult to predict, we base our decisions regarding our operating expenses on anticipated revenue trends. Many of our expenses are relatively fixed, and we cannot quickly reduce spending if our revenue is lower than expected. As a result, revenue shortfalls could result in significantly lower income or result in a greater loss than anticipated for any given period, which could result in a decrease in our stock price. If revenue does not meet our expectations, or if operating expenses exceed what we anticipate or cannot be reduced accordingly, our business, results of operations and financial condition will be materially and adversely affected.

During each of 2003 and 2004, we were dependent upon acquisitions for our increase in revenues rather than organic growth of our businesses.

     During each of 2003 and 2004, we acquired several businesses material to our results for those years.

•	During 2003, our material acquisitions included the acquisition in February 2003 of Praxa, an Australian information technology outsourcing and professional services organization; the acquisition in April 2003 of Palmweb Inc. which operates Newpalm, a provider of mobile services and applications in China; and the acquisition in September 2003 of IMI, an international provider of software to the supply chain management sector principally in Europe and the United States.

•	During 2004, our material acquisitions included the acquisition in February 2004 of Pivotal Corporation, or Pivotal, a customer relationship management (CRM) company focused on mid-sized enterprises; the acquisition in May 2004 of Group Team Investments Limited, which holds Beijing He He Technology Co. Ltd. which operates Go2joy, a mobile services and applications provider based in Beijing, China; and the acquisition in August 2004 of Ross Systems, Inc., or Ross, an ERP company focused on the food and beverage, life sciences, chemicals, metals and natural products industries.

     Between 2002 and 2003, our revenues increased by US$55.1 million, or approximately 242%, from US$22.8 million in 2002 to US$77.9 million in 2003 principally due to the acquisitions of IMI, Newpalm and Praxa. Between 2003 and 2004, our revenues increased by US$104.8 million, or approximately 135%, from US$77.9 million in 2003 to US$182.7 million in 2004 principally due to the acquisitions of Ross, Pivotal, and Go2joy, as well as a full year of results from acquisitions made in 2003.

While we will seek to grow our businesses, including the businesses we have acquired, organically in the future, we cannot assure you that we will be successful in increasing revenues through organic growth.

     Our ability to achieve organic growth in our businesses is subject to numerous risks and uncertainties, including the following:

•	We may face difficulties in integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of our acquired businesses individually and cumulatively;

•	We will be making additional new investments, including increasing sales and marketing efforts, developing new products and providing additional training in order to generate organic growth, none of which may ultimately prove successful in generating such growth;

•	We may not be successful in introducing products and services we acquire to new markets. For example, one of our strategies in our enterprise software business is to target the markets in Japan and China for enterprise application software. Starting in late 2004 and continuing through 2005, we are emphasizing the growth of CDC Software Asia Pacific which was formed in 2004 to sell our entire range of enterprise application software products in the Asia Pacific region, including Australia and New Zealand. Among other things, we hired a new president and chief executive officer of CDC Software Asia Pacific during 2004. However, we cannot assure you that we will be successful in our Japan and China strategy; and

•	While with the completion of our acquisitions of Pivotal and Ross, we have added an additional approximate 3,000 customers to our customer base which on a combined basis totals approximately 3,500 customers which have licensed our enterprise software products worldwide as of December 31, 2004, we may not be successful in our strategy of leveraging upon cross-selling opportunities with respect to our expanded customer base. In addition to our customers not finding our other enterprise software products attractive, it has also been our experience that the revenues which can be generated in a sale of additional products made through a cross-sale is often less than the amount of revenues which would have been generated if the sale had been made by an independent third party software supplier. This is because often the customer views the purchase of the cross-sold software product as only a module to their existing enterprise software solution, rather than a complete standalone software product, and therefore are less willing to pay the full market price for the product than if the sale had been made by an independent third party.

     Our inability to achieve organic growth in our businesses will have a material adverse effect on our business, results of operations and financial condition.

Several of our lines of business are quite disparate, and it is difficult to discern significant synergies which limits the amount of integration, cost savings and cross-selling we may be able to achieve between our lines of business.

     We are a global company focused on enterprise software and mobile services and applications with additional operations in adverting/marketing activities and business services. Several of our lines of business are quite disparate, and it is difficult to discern significant synergies between some of our different lines of business although we are attempting to realize synergies within our individual lines of business. For example, our enterprise software business focuses on delivering enterprise software applications and related services around the world for enterprise resource planning, supply chain management, customer relationship management, order management systems, human resource management and business intelligence. Our mobile services and applications business focuses upon providing popular news and mobile applications services targeting the consumer market in China through wireless services such as short message service, multimedia message service, wireless application protocol and interactive voice response. Our advertising/marketing business includes a marketing database and marketing support business conducted principally in Australia and New Zealand. Because several of these lines of business are quite distinct, there may be limits to the amount of integration, cost savings and cross-selling we may be able to achieve between the different lines of business.

Our acquisitions require us to implement controls, procedures and policies which divert management’s attention and may increase the costs of our acquisitions, reduce employee morale and impact the operating results of our businesses.

     Our acquisitions divert management’s attention from our operations in order to focus upon integrating our acquired businesses. In addition, to realize the benefits of our acquisitions, we need to conform the operational, managerial and financial controls, procedures and policies between our corporate headquarters and the businesses we have acquired, which may divert management’s attention further, increase transaction costs, and reduce employee morale. Significant risks relating to our acquisitions which could cause us to continue to incur transaction costs that may outweigh the benefits of the acquisitions, include:

•	retaining and integrating key employees and managing employee morale;

•	integrating or combining different corporate cultures;

•	effectively integrating products, research and development, sales, marketing and support operations;

•	maintaining focus on our day-to-day operations;

•	facing potential claims filed by terminated employees and contractors; and

•	geographic complexity and adapting to local market conditions and business practices.

     Any one of these challenges could strain our management resources. Our failure to integrate and manage our acquired businesses successfully could delay the contribution to profit that we anticipate from these acquisitions, and could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to realize the anticipated cost savings, synergies or revenue enhancements from combining acquired businesses with our operations, and we may incur significant integration costs to achieve these cost savings, synergies or revenue enhancements, which have and could continue to adversely affect our results of operations.

     Our ability to realize cost savings, synergies or revenue enhancements may be affected by the extent, timing and efficiency with which we can consolidate operations, reduce overlapping personnel while avoiding labor disputes and achieve compatibility or integrate acquired technology, all of which are difficult to predict. We may not be able to realize cost savings, synergies or revenue enhancements from such integration, and we may not be able to realize such benefits within a reasonable time frame. Realizing these benefits is difficult because historically most of the companies we have acquired have been in poor financial condition.

     In addition, our expected cost savings, synergies or revenue enhancements, may be reduced by unexpected costs in connection with our integration efforts or a slowdown in revenue growth or collection of accounts receivable, increased operating losses related to acquired businesses, or accounting charges and adjustments we are required to make as a result of our acquisitions. For example, during 2004, our net income was adversely affected because we were required to record certain acquisition-related expenses, including the following:

•	amortization of acquired intangibles;

•	write-off of acquired deferred revenue;

•	restructuring charges;

•	stock compensation expenses;

•	deferred tax expenses; and

•	legal and professional expenses related to the acquisition of subsidiaries.

     A number of these non-cash acquisition-related expenses such as amortization of acquired intangibles, deferred tax expense, and stock compensation will continue to adversely affect our results of operations in 2005 and beyond. We will continue to review our assumptions made in accounting for the acquisition of subsidiaries and will make adjustments if required. See Item 5.A. — “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates – Goodwill and Intangible Assets”, “– Business Combinations”, and “– Deferred Tax Valuation Allowance”. Our quarterly financial information is subject to adjustment pending the completion of our full year audit by our independent auditors. Adjustments to quarterly financial statements and information may be identified when the full year audit work is completed, including purchase price adjustments, which could result in significant changes which may need to be made to quarterly unaudited financial information which we have previously released.

While we have cash and cash equivalents of US$110.2 million and total debt securities of US$179.9 million as of December 31, 2004, much of this balance is held at our China.com subsidiary, and we have limited ability to use these funds at, or for the benefit of, the CDC Corporation parent or our other subsidiaries outside of the China.com chain of subsidiaries.

     While we have cash and cash equivalents of US$110.2 million and total debt securities of US$179.9 as of December 31, 2004, US$48.3 million of the cash and cash equivalents and US$94.9 million of the total debt securities are held at China.com (formerly, hongkong.com Corporation), an 81% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as an 81% shareholder of China.com or a related party inter-company loan or similar transaction from China.com to us which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents and securities balance to, or to use the amounts of the cash, cash equivalents and securities balance for the benefit of non-China.com subsidiaries which include CDC Corporation at the parent entity level and our enterprise software and business services subsidiaries .

A decrease in the value of our acquired businesses may lead to impairment of our goodwill and other intangible assets and have a material adverse impact on our financial condition.

     On January 1, 2002, we began to apply Statement of Financial Accounting Standards, or SFAS, No. 142, which requires that goodwill and intangible assets with indefinite useful lives be reviewed annually for impairment, or more frequently if indications of impairment arise. We have not recorded any impairment charges during 2002, 2003 or 2004. However, we cannot assure you that we will not have to record losses due to impairment of our goodwill and intangible assets in the future. A decrease in the value of our acquired companies may lead to impairment of our goodwill and other intangible assets and have a material adverse impact on our financial condition.

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

In the near-term, we believe our costs and operating expenses may increase in certain areas as we fund new initiatives and continue to pay for costs related to compliance with the Sarbanes-Oxley Act of 2002. While we will strive to keep our costs and operating expenses in the near-term to be at a level that is in line with our expected revenue, we may not be able to increase our revenue sufficiently to keep pace with any growth in expenditures. As a result, we may be unable to return to profitability in future periods.

Because we rely on local management for many of our localized enterprise software, mobile services and applications, advertising/marketing and business services businesses, our business may be adversely affected if we cannot effectively manage local officers or prevent them from acting in a manner contrary to our interests or failing to act at our direction.

     In connection with our strategy to develop our enterprise software, mobile services and applications, advertising/marketing and business services businesses, we have interests in companies in local markets where we have limited experience with operating assets and businesses in such jurisdictions, including enterprise software companies in the United States, Canada and Europe, mobile services and applications companies in the People’s Republic of China, or PRC, advertising/marketing companies in Australia and Singapore, and business services companies in Australia, Korea and the United States. As a result, we rely on our local management with limited oversight. If we cannot effectively manage our local officers and management, or prevent them from acting in a manner contrary to our interests or failing to act at our direction, these problems could have a material adverse effect on our business, financial condition, results of operations and share price.

We are exposed to potential risks in connection with our evaluation of our internal controls systems in order to determine whether we have adequate internal controls procedures in place in accordance with recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish an internal controls report of management’s assessment of the design and effectiveness of our internal controls as part of our Annual Report on Form 20-F beginning with the fiscal year ending on or after July 15, 2006. Our independent registered accounting firm is then required to attest to, and report on, management’s assessment.

     We are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we are evaluating our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We are performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred, and will continue to incur, additional expenses and a diversion of management’s time. If we are not able to meet the requirements of Section 404, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the Nasdaq National Market. In addition, as a result of the evaluation of our internal controls, we may be required to report internal control material weaknesses. Either of the foregoing could adversely affect our financial results and the market price of our common shares.

Changes to existing accounting pronouncements, including SFAS 123R, or tax laws or practices may cause adverse revenue and earnings fluctuations, affect our reported results of operations, negatively impact our ability to attract and retain employees or affect how we conduct our business.

     A change in accounting pronouncements or tax laws or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. On December 16, 2004, the Financial Accounting Standards Board adopted SFAS 123R, “Share Based Payment”. In April 2005, the SEC issued Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date

for Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, to change the required implementation date for SFAS 123R to fiscal year beginning after June 15, 2005. Accordingly, we are required, starting in or before the first quarter of 2006, to measure compensation costs for all stock based compensation (including stock options and our employee stock purchase plan, as currently constructed) at fair value and take a compensation charge equal to that value. The various methods for determining the fair value of stock options are based upon, among other things, the implied volatility of the underlying stock. The price of our common shares has historically been volatile. Therefore, the adoption of the accounting standard requiring companies to expense stock options could negatively affect our profitability and the trading price of our common shares. Such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or tax laws and changes in interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. This change to existing rules, or future changes, if any, may adversely affect our reported financial results or the way we conduct our business.

Risks relating to our enterprise software business

The market for enterprise software application products and services is highly competitive. We have entered this market recently, and if we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operations.

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

     Our major competitors include:

•	enterprise resource planning (ERP) providers, including Adonix, Epicor, Infor Global Solutions, Microsoft Corporation, Oracle/Peoplesoft, QAD, Inc., SAP, SSA Global Technologies, Inc., and various local providers in the Greater China market such as FlexSystem Holdings Ltd., Kingdee International Software Group Company Limited and UFIDA Software Co. Ltd.;

•	customer relationship management (CRM) providers, including Chordiant Software, Inc., Epiphany, Inc., Microsoft Corporation, Onyx Software Corporation, Oracle/Peoplesoft, Salesforce.com, SalesLogix (part of Best Software/Sage Group plc), SAP AG and Siebel Systems, Inc.;

•	supply chain management (SCM) providers, including Aspen Technologies, i2 Technologies, Inc., Manhattan Associates, Manugistics Group, Inc. and MAPICS, Inc. (recently acquired by Infor Global Solutions).

•	human resource management (HRM) providers, including Oracle/Peoplesoft, SAP AG, and various local providers in the Greater China market, including Cityray Technology (China) Ltd. and UFIDA Software Co. Ltd.;

•	business intelligence (BI) providers, including Business Objects SA, Cognos, Inc., Hyperion, Inc. and SAS Institute, Inc.; and

•	large information technology consulting and outsourcing service providers including Accenture Ltd., Cambridge Technology Partners Inc., Cap Gemini, Electronic Data Systems Corporation, IBM Global Services, Infosys Technologies and Wipro Ltd.

     Many of these companies are well funded with long operating histories of profitable performance. They possess a number of tangible strengths and advantages, including high quality client lists and high numbers of highly qualified staff, complemented by extensive operating infrastructures. The principal competitive factors in the market for enterprise software application software include product reputation, product functionality, performance, quality of customer support, size of installed base, financial stability, corporate viability, hardware and software platforms supported, price, and timeliness of installation.

As we pursue our strategy of developing our enterprise software business, we are exposed to a variety of risks in this market that may affect our ability to generate revenues from the sale of enterprise application software and related support services.

     As we pursue our strategy of developing our enterprise software business, we anticipate that we will continue to generate a significant portion of our revenues in the future from the sale of various enterprise software application packages and related services. Accordingly, any factor that adversely affects fees derived from the sale of such applications would have a material adverse affect on our business, results of operations and performance. For example, in 2001 and continuing through most of 2003, the market for enterprise software application products continued to be negatively impacted by challenging economic conditions in the United States, Europe and Asia. While the market has stabilized, there can be no assurances that this will continue. In addition, while we are committed to the enterprise application software market, if we are not successful in communicating our commitment or a clear strategy, and offering a vision with respect to our product roadmap and technology platforms going forward, customers and potential customers may be less inclined to make significant investments in our enterprise software products. Other such factors which could affect our enterprise software strategy may include:

•	competition from other products;

•	flaws in our products;

•	incompatibility with third party hardware or software products;

•	negative publicity or valuation of our products and services;

•	obsolescence of the hardware platforms or software environments on which our products run;

•	our ability to increasingly move software development capabilities to places like India and China where costs are generally lower, but subjects us to additional risks including competition to hire qualified programmers (and a resultant upward pressure on remuneration costs), turnover risk, language barriers, and challenges to remotely manage staff due to time zone differences and distance; and

•	continuing low level expenditures in the enterprise software market.

Our enterprise software revenues fluctuate significantly from quarter to quarter which may cause volatility in our share price.

     A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. Many factors have caused and may in the future cause our enterprise software revenue to fluctuate significantly. Some of these factors are:

•	the timing of significant orders, delivery and implementation of products;

•	the gain or loss of any significant customer;

•	the number, timing and significance of new product announcements and releases by us or our competitors;

•	our ability to acquire or develop (independently or through strategic relationships with third parties), introduce and market new and enhanced versions of our products on a timely basis;

•	possible delays in the shipment of new or enhanced products and purchasing delays of current products as our customers anticipate new product releases;

•	order cancellations and shipment rescheduling or delays;

•	reductions in the rate at which opportunities in our pipeline convert into license agreements,

•	patterns of capital spending and changes in budgeting cycles by our customers;

•	market acceptance of new and enhanced versions of our products;

•	changes in the pricing and the mix of products and services we sell;

•	seasonal variations in our sales cycle;

•	the level of product and price competition;

•	exchange rate fluctuations; and

•	changes in personnel and related costs.

     In addition, we expect that a substantial portion of our enterprise software revenues will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, if not renewed, and the timing of cash collections from related revenues varies from quarter to quarter.

     Some customers are reluctant to make large purchases before they have had the opportunity to observe how our software performs in their organization, and have opted instead to make their planned purchase in stages or subject to conditions. Additional purchases, if any, may follow only if the software performs as expected. To the extent the number of customers who opt to purchase in stages or subject to conditions increases, it could adversely affect our revenue.

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

     Our enterprise software products compete in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements. We continually seek to expand and refresh our product offerings to include newer features or products, and enter into agreements allowing integration of third-party technology into our products. The introduction of new products or updated versions of continuing products has inherent risks, including, but not limited to:

•	product quality, including the possibility of software defects, which could result in claims against us or the inability to sell our software products;

•	the fit of the new products and features with the customer’s needs, which could result in the customer seeking the product elsewhere;

•	educating our sales, marketing and consulting personnel to work with the new products and features, which may strain our resources and lengthen sales cycles;

•	competition from earlier and more established entrants that may have more significant resources than us;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of research or assumptions about the nature of customer demand, whereas actual demand could be limited or non-existent.

     As we or our competition introduce new or enhanced products, the market’s demand for our older products and older versions of such products declines. Declining demand reduces revenue from additional licenses and reduces maintenance revenue from past purchasers of our software. We must continually upgrade our older products in order for our customers to continue to see value in our maintenance services. If we are unable to provide continued improvements in functionality or move customers with our older products to our newer products, declining maintenance and new license revenue from older products could have a material adverse effect on our enterprise software business. In addition, because we commit substantial resources to developing new software products and services, if the markets for these new products do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our enterprise software business and operating results could be adversely affected.

The decisions we make about which underlying technology platforms to base our products upon, particularly any eventual migration to a newer technology platform which becomes necessary or advisable to make as older technologies become obsolete and new technologies mature and become more widely accepted, subjects us to risks which could affect our business, results of operations and financial condition.

     In our enterprise software line of business, we must make decisions as to which underlying technology platforms to base our products upon. During the natural evolutionary cycle of technology, as older technologies become obsolete and new technologies mature and become more widely accepted, we may eventually need to migrate our products from older technology platforms to new technology platforms. Any decisions we make with respect to making such a migration, and any such subsequent migration process, subject us to a variety of risks which could affect our business, results of operations and financial condition.

     We may not be successful in migrating our products to new technology platforms. In the past, several software companies have been unsuccessful with such migrations for a variety of reasons, such as an inability to adapt the new technology, bugs and errors in the product resulting from a significant rewrite of the software code, the inability to complete the migration process in a timely manner, and dependence upon the functionality and timely release of the new technology platform. In addition, the migration of software products to new technology platforms also subjects existing customers who decide to upgrade to the new technology to risks, such as the functionality of our migration tools which move customers from the old technology platform to the new technology platform and the clarity of documentation for the product on the new technology platform. If customers wish to upgrade, but encounter serious problems in the upgrade process or are not successful in upgrading, it could subject us to unfavorable publicity or customer relationships which could affect future upgrade sales to these or other customers. The risks associated with migrating to new technology platforms also includes the possibility that a customer will view this as an opportunity to review whether to upgrade or instead purchase a replacement solution from another supplier or competitor based on an analysis of the benefits and costs associated with upgrading versus replacement. In addition, as the time approaches for the release of upgraded software products built on new technology platforms, there is a risk that potential customers who might otherwise buy our products will delay their purchases until the new release to take advantage of the new technology, or that some customers who agree to purchase our products will insist on free upgrades or free integration services when the upgrade is available. Any of the these risks could materially affect our business, results of operations and financial condition.

We may not be successful in growing our sales organization and sales channels which would harm our ability to grow our business. In addition, efforts to grow our indirect sales channels expose us to additional risks.

     To date, we have sold our solutions primarily through our direct sales force, particularly in the North American market. Our future revenue growth will depend in large part on recruiting, training and retaining direct sales personnel and expanding our indirect distribution channels. These indirect channels include value added resellers, or VARs, original equipment manufacturing, or OEM, partners, systems integrators and consulting firms. We may experience difficulty in recruiting and retaining qualified direct sales personnel and in establishing third-party relationships with VARs, OEM partners, systems integrators and consulting firms. If we are not successful in growing our sales organization and sales channels, it would harm our ability to grow our business. In addition, we are exposed to risk as a result of forming relationships in these indirect channels and with such third-parties in the event such third-parties do not devote sufficient time, attention and resources to learning our products, markets and potential customers or if such third-parties encounter difficulties with their customers involving our products which could then adversely affect our reputation and the reputation of our products in the market.

If we are unable to take advantage of opportunities to market and sell the products and services of our newly-acquired companies such as Ross, Pivotal and IMI, to our customers, distribution channels and business partners in Asia, the value of our investment in Ross, Pivotal and IMI could be significantly diminished.

     As part of our strategy, one of the significant anticipated benefits of the acquisitions of Ross, Pivotal and IMI is expanding these businesses in the Asia-Pacific region by leveraging our local expertise and distribution channels. In particular, we believe we can cross-sell and market Ross’, Pivotal’s and IMI’s ERP, CRM and SCM applications and implementation services in growth markets for such software in Asia through CDC Software Asia Pacific. The products and services of Ross, Pivotal and IMI are highly technical, principally servicing market segments and customers in which we traditionally have limited experience, and our salespersons may not be successful in marketing Ross, Pivotal or IMI products and services. In the event that we cannot adapt the Ross, Pivotal or IMI products to the needs of the local markets, or our traditional customers and business partners are not receptive to Ross’, Pivotal’s or IMI’s products and services, we may not realize some of the expected benefits of our investment in these companies, and the value of our investment could be significantly diminished.

Our strategy of developing industry products for specific industry segments, or micro-verticals, may not be successful which could affect our business, results of operations and financial condition.

     Many of our enterprise software products have been tailored to be industry-specific which allow businesses to immediately gain business benefits as the industry-specific customizations have already been completed. For example, with respect to Ross’ products, Ross focuses on the food and beverage, life sciences, chemicals, metals and natural products industries. Pivotal’s products have already been optimized and configured to include CRM products for the financial services (asset management, capital markets, commercial banking and private banking), healthcare provider, homebuilder, and life sciences (medical device manufacturing) markets. IMI’s products have been tailored towards order management, warehouse management and store replenishment for the grocery, specialty goods and pharmaceutical and over-the-counter drugs industries.

     This strategy of developing industry products for specific industry segments may not be successful for a variety of reasons due to risks both inside and outside of our control, including the following:

•	we cannot be certain that the companies in the micro-vertical markets we have selected will find our products attractive;

•	many of our micro-vertical markets are subject to their own economic cycles, regulatory considerations and other factors which are beyond our control. For example, the homebuilder micro-vertical is sensitive to interest rate movements and the healthcare micro-vertical is subject to significant governmental regulations;

•	some of our micro-vertical products have only been recently introduced, so do not have a large installed base of users or developed significant recognition in their industry;

•	we may experience difficulty in recruiting sales, business and technical personnel who have experience in a particular micro-vertical industry;

•	due to resource constraints, we have a limited number of developers who can focus upon developing for the micro-verticals; and

•	in the event we decide to devote limited resources into a micro-vertical market, such as by dedicating a sales representative, such a resource may not be available to focus on general sales.

     If our strategy of developing industry products for specific micro-vertical markets is not be successful, it could materially adversely affect our business, results of operations and financial condition.

We may not receive significant revenues from our research and development efforts for several years.

     Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. In 2004, our research and development expense was US$13.8 million, or approximately 8% of our total revenues. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We have been increasingly migrating software development capabilities for our enterprise application software products to India and China, which subjects us to several risks that may affect our business.

     We have been increasingly moving software development capabilities for our enterprise application software products to India and China. Pivotal has established a software development center in Bangalore, India and Ross has established a software development center in Shanghai, China. While we believe the migration of software development capabilities offshore to India and China offers several advantages, including lower software development costs principally due to the relatively lower salaries of programmers in India and China, such offshoring also subjects us to various risks, including the following:

•	Competition to hire qualified programmers and developers in these local markets;

•	Risks associated with turnover of programmers and developers, particularly where we have devoted time and resources to train such persons to be familiar with our enterprise application software products;

•	Challenges due to the need to remotely manage developers and programmers in India and China, particularly when the persons most familiar with the needs of the customer and the desired new functionality and features are not also located in India and China;

•	Language and other communications barriers, particularly with software development in China; and

•	Time zone differences which make liaising and communicating with persons in India and China more difficult.

While the vast majority of our professional services engagements associated with the sale and implementation of our enterprise application software products are billed on a time and materials basis, there are certain instances when management may accept fixed price engagements for certain of our products which exposes us to various risks.

     While the vast majority of our professional services engagements associated with the sale and implementation of our enterprise application software products are billed on a time and materials basis, management may occasionally accept a fixed price engagement, particularly when management believes by appropriately managing the fixed price engagement we can achieve a greater hourly rate than we normally would when the customer purchases our services by the hour. The nature of a fixed price engagement, however, is such that a failure to estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of the services to be delivered for the estimated fees or to complete fixed price engagements within budget, on time and to clients’ satisfaction could expose us to risks associated with cost overruns and penalties. This risk of needing to commit unanticipated additional resources to complete a professional services engagement billed on a fixed price basis could have a material adverse effect on our results of operations.

The holding company structure through which we have invested in IMI is complex, and subjects us to risks, including an obligation to purchase the shares of IMI from IMI’s other shareholder upon the occurrence of certain events which may result in the use of a significant amount of our cash or issuance of a significant number of our shares.

     In September 2003, we acquired a 51% interest in Cayman First Tier, the holding company of IMI, an international provider of software to the order management systems sector, in exchange for US$25.0 million to subscribe for new shares in Cayman First Tier. Symphony Technology Group, a Palo Alto, California based venture capital company holds the remaining 49% in Cayman First Tier. Cayman First Tier holds 100% of the shares of IMI through intermediate holding companies. IMI’s assets include software solutions which it has developed for retailers, wholesalers and consumer goods manufacturers, particularly in the grocery, specialty goods, and pharmaceutical and over-the-counter drugs industries.

     Symphony has an option to require us to purchase all of its 49% interest in IMI at any time during the twelve months following the occurrence of unpermitted changes in the composition of IMI’s executive committee, a decision of IMI’s executive committee being overruled by the IMI board, or modifications to the rights, powers or responsibilities of IMI’s executive committee without the approval of the directors appointed by Symphony. The purchase price for Symphony’s interest in IMI would be based on the financial performance of IMI. An exercise by Symphony of its option to require us to purchase its entire 49% interest in IMI may result in the use of a significant amount of our cash or issuance of a significant number of our shares, which may have a material adverse effect on our capital resources and stock price due to actual or perceived dilution. See Item 10.C – “Additional Information – Material Contracts – Expansion through Acquisitions and Partnerships – Cayman First Tier” for additional descriptions of our arrangements in connection with Cayman First Tier.

Risks relating to our mobile services and applications and portal businesses

Each of the mobile services and applications and portal businesses in China is highly competitive. If we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operations.

     We are not the only company providing mobile services and applications, such as SMS, MMS, WAP and IVR, in China. We face intense and increasing competition for subscribers, mobile services and applications, and content from companies such as: Sina Corporation, Sohu.com Inc., NetEase.com Inc., Tom Online Inc., Tencent.com Technology Limited, Linktone Ltd., Mtone Wireless Corporation, Shanda, The9, Kongzhong, Baidu, Yahoo! Instant messenger and Microsoft MSN Messenger, as well as a number of smaller companies that serve China’s mobile services and applications market. In addition, in our portal business, our competition for user traffic, ease of use and functionality include Chinese and/or English language based Web search and retrieval companies, including AltaVista Co., Apple Daily, ChinaByte, FindWhat.com, Google, Inc., HotBot, HotWired Ventures, Lycos, Inc., Mingpao.com, MSN, Netease.com, Inc., Netvigator.com, Overture Services, Inc. (acquired by Yahoo!, Inc.), Shanghai Online, Sina Corporation, Sohu.com, Inc., Tom Online Inc. and Yahoo!, Inc. We may also encounter increased competition from Internet service providers, Web site operators and providers of Web browser software, including Microsoft Corporation or Netscape Communications Corporation, that incorporate search and retrieval features in their products. Our competitors may develop Web search, retrieval services, freemail and community services that are equal or superior to those we offer our users, and may achieve greater market acceptance than our offerings in the area of performance, ease of use and functionality.

     Many of our competitors have more experience and longer operating histories in our target markets than us, as well as greater name recognition, larger customer bases and greater financial, technical and marketing resources. We may not be able to compete successfully against our competitors. Our failure to remain competitive may cause us to lose our market share in the mobile services and applications and/or portals business, and our business, financial condition and results of operations may suffer.

We depend primarily on the two mobile network operators in China for delivery of our mobile services and applications, and the termination or alteration of our various contracts with either of them or their provincial or local affiliates could materially and adversely impact our business.

     We offer our mobile services and applications to consumers primarily through the two mobile network operators in China, China Mobile and China Unicom, which service nearly all of China’s mobile subscribers. Such dominant market position limits our negotiating leverage with these network operators. If our various contracts with either network operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For the year ended December 31, 2004, we derived approximately 13% of our total revenues from our mobile services and applications business, a substantial portion of which was delivered through the mobile network operators.

     Delivery of our mobile services and applications is governed by contracts between us and the national, provincial or local affiliates of China Mobile and China Unicom. Each of these contracts is nonexclusive and has a limited term (generally one or two years). We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the mobile network operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for no reason at their discretion. For example, several of our contracts with the mobile network operators can be terminated if:

•	we fail to achieve performance standards established by the applicable mobile network operator from time to time;

•	we breach our obligations under the contracts, which include, in many cases, the obligation not to deliver content that violates the network operator’s policies and applicable law;

•	the mobile network operator receives high levels of customer complaints about our mobile services or applications; or

•	the mobile network operator sends us written notice that it wishes to terminate the contract at the end of the applicable notice period.

     We may also be compelled to alter our arrangements with these mobile network operators in ways which materially and adversely affect our business. Our agreements with the mobile network operators are subject to negotiation upon renewal, and we are aware that the mobile network operators have notified other mobile service providers of their intention to revise their revenue sharing arrangements upon the expiration of the existing cooperation agreements. We cannot assure you that mobile network operators will not demand further changes to our revenue sharing arrangements in the future. If any of the mobile network operators decides to change its content or transmission fees or its share of revenue, or does not comply with the terms of the agreements, our revenue and profitability could be materially adversely affected.

The regulators and the mobile network operators in China have imposed unilateral changes in their regulations and policies in the past. Depending upon the nature of these regulatory and policy changes and our ability to implement and adhere to them, our business and financial results could be materially adversely affected.

     The regulators in China have unilaterally changed their regulations as applied to third party service providers in the past, and may do so again in the future. For example, in mid 2004, the Ministry of Information and Industry in China began requiring wireless service providers to apply for a nationwide value-added telecommunications services operating license, or a CP license, in order to provide value-added telecommunication services throughout China. China Mobile then issued a notice requiring all service providers to provide evidence of a CP license by October 31, 2004. After October 31, 2004, China Mobile and its subsidiaries ceased working with most of the service providers without CP licenses. The Ministry of Information and Industry has accepted Newpalm’s and Go2joy’s application for a CP license. Although we were able to acquire the required CP licenses in this particular instance without a substantial impact on our business, we may not be able to respond adequately to negative regulatory developments in the future because we are not able to predict any unilateral regulatory changes.

     In January 2005, the Chinese State Administration of Radio, Film and Television, or SARFT, which regulates radio and television stations in China, issued a notice prohibiting commercials for mobile services related to “fortune-telling” from airing on radio and television stations effective in February 2005. This notice could also lead to further actions by other Chinese government authorities to prohibit the sale of such fortune-telling related products which could have a material adverse effect on our financial position, results of operations, or cash flows. SARFT or other Chinese government authorities may prohibit the marketing of other mobile services via a channel we depend on to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows.

     In addition, China Mobile and China Unicom have unilaterally changed their policies as applied to third party service providers in the past, and may do so again in the future. For example, China Mobile banned all cooperative arrangements known as “SMS Website Unions” in July 2003, effectively precluding large service providers from aggregating unregistered websites and utilizing China Mobile’s billing platform to gather fees for these services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. Although we were not engaged in these activities and, therefore, these particular policy changes did not impact our business, we may not be able to respond adequately to negative developments in our contractual relationships with China Mobile and China Unicom in the future because we are not able to predict any unilateral policy changes.

China Mobile has imposed penalties on one of our mobile services and applications businesses for breaches and irregularities in the provision of services to users. If penalties are imposed by China Mobile and/or China Unicom in the future with respect to either our past or future activities, our business and financial results could be materially adversely affected.

     In August 2004, Go2joy, one of our mobile services and applications units, received notice from China Mobile that China Mobile was imposing sanctions and penalties upon Go2joy and 21 other mobile value added service providers in China for various violations of China Mobile’s requirements. In connection with Go2joy, China Mobile indicated that Go2joy: in Shanxi province had inadvertently charged inactive users; in Hunan province, as a result of an agreement to take on certain services of a content partner, had transferred certain users to its SMS platform without positive confirmation of the users or approval from China Mobile; in Shanxi and Henan provinces had sent inappropriately worded SMS promotional messages to users; and had inadvertently continued to charge some cancelled accounts for SMS services.

     The sanctions resulted in temporary suspension of Go2joy’s existing SMS services from August 2004 until February 2005 when Go2joy was able to resume billing for SMS services over China Mobile’s network. In addition, China Mobile temporarily suspended the approval of Go2joy’s application to operate on new platforms until the end of 2004 and suspended the approval of Go2joy’s application to offer new products and services on all existing platforms, such as SMS and IVR, until June 30, 2005. China Mobile also imposed fines of around RMB1.3 million, or approximately US$160,000. The sanctions imposed by China Mobile did not affect Go2joy’s existing IVR services. Under the sanctions, Go2joy was required, among other things, to establish a satisfactory connection with the Mobile Information Service Center, or MISC platform, a centralized service provider monitoring system operated by China Mobile.

     China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile network operators have refined these policies to improve overall service quality. In addition, acting under the guidance of China’s Ministry of Information Industry, the mobile network operators have begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. If enforcement of such policies in the future results in additional penalties, such as being precluded from offering certain services over a mobile network operator’s network or from offering new services for a fixed period, our business and financial results could be materially adversely affected.

     In addition, we are also subject to potential liability and penalty for delivering inappropriate content through our mobile value added services. For example, in July 2004, China Mobile temporarily terminated the IVR service of one of our competitors for violating certain operating procedures. One of the violations cited in the notice for temporary termination was that it had provided inappropriate content to its mobile subscribers through its IVR service. The definition and interpretation of inappropriate content in many cases is vague and subjective. We are not sure whether mobile network operators including China Mobile and China Unicom or the Chinese government will find our mobile content inappropriate and therefore prevent us from operating the mobile value added services relating to such content in the future. If they prevent us from offering such services, our profit from mobile values added services will suffer.

     We may not be able to adequately respond to other developments in mobile network operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the mobile network operators’ policies are in a state of change at this time and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Any future noncompliance with the mobile network operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue and profitability.

In addition to enhanced enforcement of their policies, the mobile operators have been adopting new billing systems and policies which we believe have contributed to declines in our SMS revenue.

     China Mobile and China Unicom are adopting new billing systems for 2G services, like SMS, on a province-by-province basis, which require users to make two confirmations to order services via the Internet or mobile phone, enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services. As of December 31, 2004, these new billing systems were wholly or partially operational in 14 provinces for China Mobile and 9 provinces for China Unicom. In addition, effective January 1, 2005, China Mobile changed its billing policy so that we can no longer collect revenue with respect to undeliverable MMS messages. Previously, MMS messages that were undeliverable because the recipient’s handset was turned off, out of the network service area or not equipped to handle MMS messages were forwarded to an Internet mailbox, and we were entitled to collect revenue in connection with the messages.

     We believe the new billing systems and changes in policies have resulted and may further result in lower mobile services and applications revenues or additional operating costs for us. We cannot assure you that our financial condition and results of operations will not be materially adversely affected by any new system, policy or guideline imposed by the mobile network operators in the future.

Our business could be adversely affected if China Mobile or China Unicom or both begin providing their own mobile services and applications.

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

     We depend upon China Mobile and China Unicom to maintain accurate records of the fees paid by users and their willingness to pay us. Specifically, the mobile network operators provide us with monthly statements that do not provide itemized information indicating for which mobile services and applications the mobile network operator has collected fees. As a result, monthly statements that we have received from the mobile network operators cannot be reconciled to our internal records on a segmented basis. In addition, access to the mobile network operators’ internal billing and collection records is subject to the discretion of such operators; we have only limited means to verify the information provided to us independently. Our mobile services and applications revenues could be significantly reduced if these mobile network operators miscalculate the revenues generated from our mobile services and applications and our portion of those revenues.

Our mobile services and applications revenues are affected by billing and transmission failures which are often beyond our control.

     We do not collect fees for delivery of our mobile services and applications from China Mobile and China Unicom in a number of instances, including if:

•	the delivery of our mobile services and applications to a subscriber is prevented because his or her mobile phone is turned off for an extended period of time, the customer’s prepaid phone card has no value or the subscriber has ceased to be a customer of the applicable mobile network operator;

•	China Mobile or China Unicom experiences technical problems with its network which prevent the delivery of our mobile services and applications to the subscriber;

•	we experience technical problems with our technology platform that prevents delivery of our mobile services and applications; or

•	the subscriber refuses to pay for our mobile services and applications due to quality or other problems.

     These situations are known in the mobile services and applications industry as billing and transmission failures. We do not expect to recover revenues that are lost due to billing and transmission failures. The failure rate can vary among network operators, and by province, and also have fluctuated significantly in the past. For example, for the year ended December 31, 2004, the average monthly transmission failure rate ranged from 17% to 30%. We do not have any agreements with the mobile network operators that provide that if such differences are greater than a fixed percentage, we have the right to adjust the differences. The mobile network operators have absolute discretion in the adjustment of any difference. Any significant billing and transmission failures therefore will significantly lower our recorded revenues.

Because China Mobile and China Unicom do not provide information showing revenues and transmission information on a service-by-service basis, we can only estimate our actual revenues by service type.

     China Mobile’s and China Unicom’s monthly statements to service providers regarding mobile services and applications delivered through their networks currently do not contain revenues and billing and transmission failure information on a service-by-service basis. Although we maintain our own records reporting the mobile services and applications provided, we can only estimate the actual revenues by service type because we are unable to confirm from all provincial operators which services were transmitted but resulted in billing and transmission failures. As a result, we are unable to calculate and monitor service-by-service revenues, margins and other financial information, such as average revenue per user by service and total revenues per user by service, with sufficient precision to allow us to accurately determine which of our mobile services and applications are or may be profitable.

     China Mobile is currently implementing the Mobile Information Service Centre, or MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet data services including usage, transmission and billing information. Under the MISC platform, we believe the discrepancy between our revenue estimates and the revenue calculated by China Mobile will be larger than that in 2004. As the MISC platform permits limited access to China Mobile’s usage and billing records to reconcile the discrepancy, this could lead to lengthy reconciliation negotiations between us and China Mobile and delay our revenue collection. We cannot assure you that any reconciliation negotiation would resolve in our favor or that our results of operations will not be adversely affected as a result.

China Mobile and China Unicom may impose higher service or network fees if we are unable to satisfy customer usage and other performance criteria, thereby reducing our mobile services and applications revenues.

     Fees for our mobile services and applications are charged on a monthly subscription or per usage basis. Based on our contractual arrangements, we rely upon China Mobile and China Unicom for both billing of, and collection from, subscribers of fees for our mobile services and applications.

     China Mobile and China Unicom generally charge us service fees of 15% to 30% of the revenues generated by our mobile services and applications, respectively. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our subscribers send to us, we must pay per message channel fees, which decrease in several provinces as the volume of customer usage of our mobile services and applications increases. The number of messages sent by us will exceed those sent by our subscribers, for example, if the subscriber sends us a single message to order a game but we must send that subscriber several messages to confirm his or her order and deliver the game itself. Any increase in China Mobile’s or China Unicom’s network fees and service charges could reduce our gross margins.

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

     In the future, we may fail to meet the then-current performance criteria that mobile network operators in these or other provinces or municipalities set from time to time. In any such case, our mobile services and applications could be excluded from certain services or from their entire networks at a national, provincial or municipal level, or we could be precluded from introducing new services, which would adversely affect our revenues and growth prospects.

In the event we fail to achieve or maintain a prominent position on the WAP portals of the two principal mobile network operators in China, we may not be able to capture opportunities presented by the expected high growth in the market for WAP services in China which could affect our overall financial condition.

     The current practice of both China Unicom and China Mobile is to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. In the event we fail to achieve or maintain a prominent position on the WAP portals of the two principal mobile network operators in China, we may not be able to capture opportunities presented by the expected high growth in the market for WAP services in China. This could materially and adversely affect the revenue from our services, and thus our overall financial condition.

Our mobile services and applications and their pricing are subject to approval by China Mobile and China Unicom, and if requested approvals are not granted in a timely manner, our mobile services and applications business could be adversely affected.

     We must obtain approval from China Mobile and China Unicom with respect to each mobile service or application that we propose to offer or charge to their subscribers and the pricing for such mobile service or application. No assurance can be given that such approvals will be granted in a timely manner or at all. Moreover, under some of our contracts with the mobile network operators, we cannot change prices more than once every six months or charge prices outside a fixed range. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our mobile services and applications business.

We rely heavily on certain regions in China for a significant share of our mobile services and applications revenues. An economic downturn or any loss of our contracts with mobile operators in these provinces could have a material adverse effect on our results of operations.

     A significant portion of our revenues from mobile services and applications are derived from the provinces of Shandong, Jiangsu and Henan in China. Customers in these regions accounted for approximately half of our total mobile services and applications revenues for the year ended December 31, 2004. As such, our results of operations are susceptible to changes in the economies of these regions. An economic downturn in any one of these regions, or our failure to renew our contracts with either China Mobile or China Unicom in any one of these regions, could reduce our mobile services and applications revenues.

The Chinese government has granted licenses to offer basic wireless telecommunications services in China to third parties with whom we have not yet developed close relationships, and may grant additional licenses to others in the future. If those parties which receive licenses are successful in the mobile services and applications market, but we are unable to establish new arrangements or develop cooperative relationships with them, our mobile services and applications business, revenue and overall financial condition could be adversely affected.

     The success of our mobile services and applications business depends on our relationship with China’s mobile network operators. While China Mobile and China Unicom are the largest companies permitted to provide mobile services in China, the Chinese government has granted licenses to offer basic wireless telecommunications services in China to China Network Communications Group Corporation, or China Netcom, and is expected to grant similar licenses to China Telecommunications Corporation, or China Telecom. We have not yet developed close business relationships with those parties as we have done with China Mobile and China Unicom, although our Newpalm unit has started to offer some IVR and SMS services on China Netcom’s platform in the fourth quarter of 2004. If those parties which receive new basic wireless telecommunications licenses are successful in the mobile services and applications market, but we are unable to establish arrangements or develop cooperative relationships with them, our revenue and overall financial condition could be adversely affected if they take market share from China Mobile and China Unicom. It is also possible that China Netcom, China Telecom and any other parties receiving basic wireless telecommunications licenses may decide to offer wireless value-added services created by them, rather than by third party service providers such as our company. In that case, we would be in direct competition with those operators, and our revenue and overall financial condition could be adversely affected if we are not able to compete effectively against them.

If we fail to keep pace with changes in mobile technology, our competitive position and ability to generate revenues could be adversely affected.

     While most of our mobile services and applications revenue is still generated through SMS, mobile technology is changing rapidly to support new technologies and platforms, including multimedia messaging service (MMS), wireless application protocol (WAP) and interactive voice response (IVR). Other mobile technologies which support even more complex services are also being developed. We are developing new mobile related products and services for MMS, WAP and IVR, and the success of our new products and services is subject to risks and uncertainties. For example, technical, operational or distribution problems could delay or prevent the introduction of our new products or services. We can provide no assurance that our new products and services will achieve widespread market acceptance or generate meaningful revenue. If we fail to introduce new products and services that offer the latest mobile technology, our competitive position and our ability to generate new revenues could be compromised.

Our mobile services and applications and portal business could be materially adversely affected if the current ownership structure of our Chinese companies that hold ICP licenses is challenged by the Chinese regulatory authorities.

     The Chinese government has imposed foreign ownership restrictions and prohibitions on Internet content and telecommunications operations. Laws and regulations in China require all Internet portal and mobile portal operators to obtain an Internet content provider, or ICP, license before they may operate the portals in China. Under current regulations, ICP license holders must be Chinese nationals or domestic Chinese companies. As a result, we cannot be the legal owner of such ICP licenses which are necessary to operate our mobile and portal businesses in China. Currently, each of the three primary business units of China.com has formed domestically registered companies in China to, among other things, be the legal owner of required ICP licenses.

•	Newpalm has formed Beijing Newpalm Technology Co. Ltd. and Beijing Wisecom Technology Co., Ltd.

•	The China.com portal unit has formed Beijing China.com Technology Services Co., Ltd.

•	Go2joy has formed Beijing He He Technology Co., Ltd.

     Employees of the respective business units who are Chinese nationals own the shares of the respective domestically registered companies in China. These Chinese nationals, in turn, have entered into trust deed arrangements with respect to the domestically registered companies in China and affiliates of the respective business units under which the Chinese nationals serve as trustees of the trusts, and the business units have formed offshore holding vehicles registered in the British Virgin Islands to be 100% beneficiary of the trusts. For a further description of the corporate structure in China for our China.com subsidiary, see Item 4.C “Information on the Company – Organizational Structure – Corporate Structure in China for our China.com Subsidiary”.

     Due to uncertainties relating to the interpretation and application of telecommunications and Internet legislation in China, the authorities in China could, at any time, assert that any part of our existing or future business, or the ownership of the domestically registered companies in China and their ICP licenses through the trust deed arrangements, violate Chinese laws or regulations. If we are found to be in violation of any Chinese law or regulation, the relevant authorities would have broad discretion in imposing penalties, which could include one or more of the following:

•	levying of fines;

•	compulsory disgorgement of income for both current and past periods;

•	revocation of our ICP or business license;

•	closure or suspension of our China operations; and

•	compulsory restructuring of our China operations or licensing arrangements.

     Any of these actions may disrupt our services in China, may harm our reputation and could have a material adverse effect on our portal and mobile operations in China. In particular, if any of these ICP licenses are revoked or terminated, our Internet content and mobile operations in China that are dependent on such licenses will be discontinued, which will have a material adverse effect on our results of operations and financial condition.

Our business could be materially adversely affected if we cannot provide effective operational control of our mobile services and applications and portal business due to the current ownership structure of our Chinese companies.

     As described in the preceding risk factor, we rely upon certain Chinese nationals as the legal owners of the domestically registered companies in China that hold the ICP licenses which are necessary to operate our Internet and mobile businesses in China. Although our indirect subsidiaries are the beneficial owners of these domestically registered companies and such Chinese nationals may be our directors or employees, the rights provided in these trust arrangements are contractual in nature and do not necessarily guarantee operational control. If our trustees fail to perform their obligations, the contractual remedies available in jurisdictions outside China may not provide us with effective control over these domestically registered companies in China due to the uncertainty of enforcing foreign judgments or arbitral awards in China. The loss of effective control over our China operations and licensing would significantly harm our portal and mobile businesses in China.

The dividends, other distributions on equity, service fees, and other payments we may receive from our domestically registered companies in China are subject to restrictions under Chinese law.

     The domestically registered companies in China through which we conduct operations for each of China.com’s three primary business units and have an indirect ownership interest through trust deed arrangements are the primary revenue generating entities of each of the primary business units of China.com. Each of China.com’s three primary business units have formed and invested in a wholly foreign owned enterprise, or WFOE, to act as a long term exclusive partner of the domestically registered company in China. WFOEs are limited liability companies established under the Chinese Company Law, the shareholders of which are permitted to be 100% foreign. As the long term exclusive partner of the domestically registered company in China, the respective WFOE provides technical and logistical support for the day to day operations of the domestically registered company in China, including sales and marketing, billing, and administrative services. To facilitate the delivery of the technical and logistical support, the WFOE owns the physical assets, including servers, switches and computers, and employs the technical, sales and administrative personnel necessary to deliver these services. In exchange for such services, the WFOE charges the domestically registered company in China a fee which ranges from 49% to 90% of the gross revenue of the domestically registered company. For a further description of the corporate structure in China for our China.com subsidiary, see Item 4.C “Information on the Company – Organizational Structure – Corporate Structure in China for our China.com Subsidiary”.

     If any of our domestically registered companies in China incurs debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions. In addition, Chinese law requires that payment of dividends by our domestically registered companies in China can only be made out of their net income, if any, determined in accordance with accounting standards and regulations in China. Under Chinese law, those domestically registered companies are also required to set aside a portion, up to 10% of their after-tax net income each year to fund certain reserve funds, and these reserves are not distributable as dividends. Any limitation on the payment of dividends or service fees by domestically registered companies in China through which China.com primarily conducts its operations could have a material adverse effect on our ability to grow, fund investments, and otherwise operate our mobile services and applications business.

The Chinese government, China Unicom or China Mobile may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.

     China has enacted regulations governing telecommunication service providers, Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that is pornographic or obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory.

     China Unicom and China Mobile also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have recently punished certain providers for distributing inappropriate content, including the imposition of fines and service suspensions. Some of those providers indicated that the mobile operators informed them that certain of their content was construed as too adult-oriented or sexually suggestive. In addition, in June 2004, along with other participants in our industry, we received information and guidance from China Mobile and China Unicom regarding what they consider to be inappropriate content for mobile value-added services. In response, we reviewed our services and removed certain content, including picture downloads, in order to comply with such information and guidance. There can be no assurance that we will not receive future guidance that could compel us to further alter our services.

     The appropriateness or inappropriateness of mobile services and applications content on platforms like MMS, WAP and IVR, is a new and emerging concept in China. The industry is in its infancy and the first publicly announced application of penalties for inappropriate content occurred in the second and third quarters of 2004. Most importantly, the determination that content is deemed to be inappropriate is inherently subjective, and is subject to the interpretation of the governmental authorities and mobile network operators in China. Their standards are generally more restrictive than those applied in other countries like the United States. Accordingly, while we intend to comply with all applicable rules regarding mobile content, it is very difficult for us to assess whether we offer particular content that could be construed by the mobile network operators as inappropriate under current regulations in China. Any penalties imposed on us by the mobile network operators for the content of our services could result in a material and adverse effect on our revenue, profitability and reputation.

If we are held liable for claims based on information originating from our portal network or communicated through our mobile services and applications, we may incur significant costs contesting such claims or paying damages.

We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of information originating from our portal network or communicated through our mobile services and applications, including our SMS, MMS, WAP and IVR products. Such information could include content and material posted by our registered community members on our message boards, online communities, voting systems, e-mail or chat rooms. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party sites. Third parties could assert claims against us for losses incurred in reliance on erroneous information distributed by us. Users of our web-based e-mail or SMS, MMS, WAP or IVR products could seek damages for:

•	unsolicited e-mail or messages;

•	lost or misplaced messages;

•	illegal or fraudulent use of e-mail or SMS messages; or

•	interruptions or delays in service.

     We do not carry liability insurance to cover potential claims of this type. We may incur significant costs in investigating and contesting these claims. Any judgment, fine, damage awards or liability imposed on us could significantly increase our costs. Moreover, our reputation may suffer as a result of these claims, which could reduce traffic on our portal network or reduce our revenues.

If the Chinese government considers our existing licensing structures to be insufficient in meeting compliance requirements with applicable licensing restrictions, or if we fail to comply with changes to these requirements or restrictions, our portal and mobile services and applications businesses could be materially adversely affected.

     The Chinese government regulates access to the Internet by imposing strict licensing requirements on Internet service providers, or ISPs. Generally, the provision of different types of infrastructure telecommunication services and value-added telecommunication services is subject to different licensing regimes in China.

     While we believe that our current operation complies with all existing laws, rules and regulations in China, there are substantial uncertainties regarding the interpretation of current Internet laws and regulations. It is possible the Chinese government may take a view contrary to ours because there are no well established precedents or clear judicial interpretations to support our interpretations and views of the laws, rules and regulations. Issues, risks and uncertainties relating to government regulation of China’s Internet sector include:

•	regulations applying to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. If these regulations are interpreted to preclude our current ownership structure or business model, our portal and mobile services and applications businesses could be severely impaired; and

•	the activities of ICPs are subject to regulation by various government authorities in China depending on the specific activities conducted by the ICP as stated by the Ministry of Information and Industry. Various government authorities have enacted several laws and regulations that govern these activities. The areas of regulation include:

▪	online advertising;

▪	online news reporting;

▪	online publishing;

▪	online securities trading;

▪	online gaming;

▪	online broadcasting;

▪	bulletin board service; and

▪	the provision of industry-specific information (e.g., pharmaceutical products) over the Internet, etc.

     Other aspects of our online operations may be subject to regulation in the future.

     In addition to the regulations promulgated by the Chinese national government, some local governments, such as the Beijing local government, have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. These local rules may also create additional barriers in relation to the operation of our business.

Our portal business depends substantially on third party content providers and may be adversely affected if we are unable to maintain existing arrangements with these content providers.

     We rely on third parties to create traffic and provide content for our portal network to make it more attractive to advertisers and consumers. Our content providers include Xinhua, a major shareholder of CDC, as well as commercial content providers and our registered community members. If Xinhua or these third parties fail to provide us with high quality content, our portal network could lose viewers, subscribers and advertisers and our revenue from these sources would decrease. Our existing relationships with Xinhua and other commercial content providers are not exclusive and may not result in sustained business partnerships or successful service offerings or sustained traffic on our portal network or future revenues. Our purchases of content from Xinhua have not been material in the past.

Regulation of content distributed on the Internet in of the PRC may adversely affect our business.

     The PRC has enacted regulations governing Internet access and the distribution of news and other information. The Ministry of Information and Industry has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of laws prohibiting the distribution of content deemed to be socially destabilizing. Because many laws, regulations and legal requirements with regard to the Internet in the PRC are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty.

     Under the regulations on telecommunications and Internet information services in China, Internet information service providers are prohibited from producing, duplicating, releasing or distributing any information which falls within one or more of the nine stipulated categories of “undesirable content”. These categories cover any information which:

•	contravenes the basic principles enshrined in the PRC Constitution;

•	endangers the security or unity of the State;

•	undermines the State’s religious policies;

•	undermines public order or social stability; or

•	contains obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

     In addition, the legal system in the PRC is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. As a result, it is difficult to determine the type of content that may result in liability. We cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet and the dissemination of news content, including the creation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local rules and regulations by national laws.

     Violations or perceived violations of laws in China arising from information displayed, retrieved from or linked to our portals could result in significant penalties, including a temporary or permanent cessation of our business in China. The Chinese government agencies have announced restrictions on the transmission of state secrets through the Internet. State secrets have been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these pronouncements for content and materials posted or transmitted by users on our message boards, virtual communities, chat rooms or e-mails. If the Chinese government were to take any action to limit or eliminate the distribution of information through our portal network or to limit or regulate any current or future applications available to users on our portal network, this action could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our advertising and marketing business

Our strategy to target higher margin services related to database marketing through our subsidiary, Mezzo Business Databases Pty Limited, or Mezzo, is subject to numerous risks, may not be successful, and could therefore limit the amount of advertising/marketing revenues we can generate.

     Our advertising/marketing strategy is to target higher margin services related to database marketing. Our Mezzo business in Australia provides business marketing data and marketing support services. Mezzo maintains the IncNet databases as a source of marketing intelligence on medium and large companies and organizations in Australia and New Zealand which are used as a source of information by many business-to-business direct marketers. Our Mezzo business is subject to numerous risks, including the following:

•	we depend upon the ability of Mezzo to maintain up-to-date datasets, and if Mezzo fails to maintain its databases, its services will be less attractive to customers;

•	we may not be able to successfully market services in this business segment outside of Australia where the Mezzo business and our datasets are currently located;

•	we may not be able to attract larger clients with correspondingly larger marketing budgets due to the limited size and scope of our current operational base in Australia;

•	we face competition from companies that have developed large datasets and established related products and services, such as Acxiom and D&B, affiliated with The Dun & Bradstreet Corporation;

•	we rely upon channel partners to distribute our databases to end-users, and should those channel partners determine to use other databases or stop or reduce their distribution in our market, this could result in a loss of expected revenues; and

•	we may suffer continued reductions in revenues and profits as a result of the application of anti-spamming legislation in Australia (in particular, the Spam Act 2003 (Cth)) that could continue to reduce the distribution potential of our databases.

Risks relating to our business services business

A substantial percentage of our business services engagements are billed on a fixed price basis which may be subject to cost overruns if we do not accurately estimate the costs of these engagements or if clients change the scope of a project.

     A substantial percentage of our business services engagements consists of individual, non-recurring, short-term projects billed on a fixed price basis as distinguished from a method of billing on a time and materials basis. At times this requires us to commit unanticipated additional resources to complete business services engagements, which may result, and has in the past resulted, in losses on certain engagements. Our failure to obtain new business services business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of the services to be delivered for the estimated fees or to complete fixed price engagements within budget, on time and to clients’ satisfaction (particularly if a client changes the scope of the project) could expose us to risks associated with cost overruns and penalties, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our clients could unexpectedly terminate their contracts for our services which could result in a loss of expected revenues and additional expenses for redeployment of staff and resources.

     The standard terms for many of our business services contracts include a down payment of a relatively low percentage of the fee at the commencement of the contract with the balance of the payments subject to the achievement of specific milestones and deliverables. We generally do not require collateral for accounts receivable. The final payment is not due until completion of successful user acceptance testing. However, most of our business services contracts can be cancelled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues, additional expenses for redeployment of staff and resources that were allocated to the terminated engagement, and underutilized employees and resources. The unexpected cancellation or significant reduction in the scope of any of our large business services projects could have a material adverse effect on the business of our business services companies, particularly those companies which depend upon a relatively small number of key clients for a substantial portion of their business. Should any of those key clients unexpectedly terminate their contracts for our services or determine to use other service providers for some of their services, this could result in a significant loss of revenues for such companies which, in turn, could have a material adverse effect on our business, results of operations and financial condition.

Our business services contracts may expose us to potential litigation and liabilities.

     Our business services and advertising businesses involve services agreements with customers, some of which do not have disclaimers or limitations on liability for special, consequential and incidental damages, or do not have caps or have relatively high caps on the amounts its customers can recover for damages. Some of our subsidiaries do not carry professional indemnity or other insurance covering our exposure to any liability for any claims or breaches under the customer contracts. While there are no current material claims or litigation in connection with the service contracts, there can be no assurance that future claims will not arise. Any claim under customer contracts could subject us to litigation and give rise to substantial liability for damages, including special, consequential or incidental, that could materially and adversely affect our business and financial condition.

Failure by third party suppliers to provide us with software and hardware components could affect our ability to operate our business services business.

     In several of our business services units and in CDC Software Asia Pacific, we depend on third party suppliers of software and hardware components. For our various business units, we rely on components that are sourced from key suppliers, including Best Software, Inc., Business Objects S.A., Cisco Systems, Inc., Intel Corporation, Interactive Intelligence, Inc., International Business Machines Corporation, LSI Logic Corporation, Macrovison Corporation, Microsoft Corporation, Network Appliance, Inc., Oracle Corporation, Siebel Systems Inc., and Sun Microsystems Corporation. Any failure or delay on the part of our suppliers may prevent us from receiving the components, products and support we need to conduct our operations. Our inability to develop alternative sources for the software and hardware we need to operate our business may materially and adversely affect our operating efficiency and results of operations.

Each of our business services businesses face intense competition. If we fail to compete effectively, our failure could have a material adverse effect on our business financial condition and results of operation.

     Each of our business services businesses, many of which are smaller in size and operate in localized regional markets (such as Australia, Korea, and the northeast United States) face intense competition. A significant portion of the revenues from some of our business services companies is obtained through key software owners who use our businesses as channel partners on a non-exclusive basis. Should any of those key partners decide to sell their software or provide services directly into our market, or use other service providers, this could result in a loss of expected revenues.

     In addition, many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in each of our target business services markets, greater name recognition, larger customer bases and greater financial, technical and marketing resources when compared to us. For example, as our business evolves to place greater emphasis on outsourced software development and support services, we will face competition from many of the large Asia Pacific-based outsourcing firms such as Infosys Technologies Ltd and Wipro Ltd. Any of our present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us. We can provide no assurance that we will be able to compete successfully against our current or future competitors, particularly as markets continue to consolidate, change or mature.

Risks relating to our intellectual property, personnel and network

We may be unable to protect or enforce our own intellectual property rights adequately and may be involved in future litigation over our use of technology rights.

     We have acquired and are increasingly developing our own intellectual property. Recent acquisitions of a significant amount of intellectual property have resulted from the following:

•	the recent purchase of Ross, which possesses intellectual property principally consisting of ERP and SCM software applications for the food and beverage, life sciences, chemicals, metals and natural products industries;

•	the recent purchase of Pivotal, which possesses intellectual property principally consisting of a complete set of highly flexible CRM software applications;

•	the purchase of IMI, which possesses intellectual property principally consisting of order management software solutions for complex retail, wholesale, consumer goods, and distribution operations;

•	the purchase of OpusOne Technologies, which possesses intellectual property principally consisting of proprietary enterprise software related applications for use in human resources, payroll administration and attendance tracking;

•	the purchase of Executive Suite, which possesses intellectual property principally consisting of business intelligence and analytics software products; and

•	the purchase of the URLs, including www.china.com and www.hongkong.com.

     We regard the protection of our trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights as crucial to our success. We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. We do not currently hold any patents nor do we have any patent applications pending. There can be no assurance that any copyrights or trademarks held by us will not be challenged or determined to be invalid. In addition to the protection generally available to unregistered trademarks under the laws of many jurisdictions, we also protect our trademarks through registration primarily in the United States and Canada, although we do seek such protection elsewhere in selected key markets

     As part of our confidentiality procedures, we have policies of entering into non-disclosure and confidentiality agreements with our employees, consultants, corporate alliance members, customers and prospective customers. We also enter into license agreements with respect to our technology, documentation and other proprietary information. These licenses are nonexclusive and generally perpetual. We provide for source code escrow arrangements under some of our license agreements. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently.

     Protection may not be available in every country in which our intellectual property and technology is used. Some countries, such as the People’s Republic of China, may not protect our proprietary rights to the same extent as in the United States and Canada. In particular, software piracy has been an issue in China for many software publishers, although we believe the complexity of our software products and the need to customize, maintain and upgrade such products mitigates the risk of software piracy. We also anticipate that companies that develop software applications will be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. As a result, we may become involved in these claims. Furthermore, we must also protect our trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights in an increasing number of jurisdictions, a process that is expensive and difficult, and may not be successful in every location. Policing the unauthorized use of our licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of our licensed technology. In addition, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any of these claims, with or without merit, could result in costly litigation, divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or license agreements. If a claim of product infringement against us is successful, our business and operating results could be seriously harmed. There can be no assurance that protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

     Most of our products do not contain license management functionality, or contain only limited license management functionality. Because some of our license agreements are for named-user licenses in which only a certain limited number of named individuals are permitted to use the software for which the license is granted, if our customers do not accurately report the number of users using our products or we cannot accurately track the number of users of our products at a customer site, we face the potential of lost revenues if the customer has a greater number of users than for which they have purchased licenses. License agreement provisions, such as requesting customers to perform annual self audits of the number of users at a customer site, provide only limited protection and are retrospective.

     We currently sub-license and distribute the intellectual property and technology of third parties. As we continue to develop intellectual property and introduce new products and services that require new technology, we anticipate that we may need to obtain licenses for additional third party technology. We cannot provide assurance that these existing and additional technology licenses will be or will continue to be available to us on commercially reasonable terms, if at all. In addition, it is possible that in the course of using new technology, we or our agents acting on our behalf may inadvertently breach the technology rights of third parties and face liability for our breach. Our inability to obtain these technology licenses or avoid breaching third party technology rights could require us to obtain substitute technologies of lower quality or performance standards or at greater cost which could delay or compromise the introduction of new products and services, and could materially adversely affect our business and financial condition.

We are subject to possible infringement claims, which could be time consuming and costly to defend, divert management’s attention and resources or cause product shipment delays.

     We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our various industry segments grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming and costly to defend, divert management’s attention and resources, cause product shipment delays or require us or our subsidiaries to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all, and may require the payment of substantial amounts of money. In the event of a successful product infringement claim against us or our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

We are exposed to product liability claims, which could be time consuming and costly to defend, divert management’s attention and could have a material adverse effect on our business, operating results and financial condition.

     Our enterprise software license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. Any such claims, with or without merit, could be time consuming and costly to defend and divert management’s attention and resources. Some of our subsidiaries carry insurance to protect against certain of these claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective as a result of U.S. or foreign laws or ordinances enacted in the future or because of judicial decisions, and that liability insurance may not be available, or that coverage for specific claims may be denied. Although we have not experienced any material product liability claims to date, our sale and support of products may entail the risk of such claims. A successful product liability claim brought against us could materially adversely affect our business, operating results and financial condition.

We rely on key personnel. In the event we lose the services of key employees, it may be costly and time consuming for us to locate other personnel with the required skills and experience.

Our success depends on the continued efforts of our board members, our senior management and our technical, research and development, services and support, marketing and sales personnel. These persons may terminate their association or employment with us, or they may be terminated by us, at any time. During 2004 and early 2005, we experienced changes in our senior management and the senior management at Ross, Pivotal and Newpalm for a variety of reasons, including medical reasons, retirement, and resignations to pursue other career opportunities. Loss of the services of key members of senior management or experienced personnel in our key revenue producing businesses can be disruptive and causes uncertainty. Until March 2004, we had split the role of chairman and chief executive officer between Dr. Raymond Ch’ien and Mr. Peter Yip, respectively. From April 2004 to present both positions have been undertaken by Dr. Ch’ien which increases our reliance upon Dr. Ch’ien. An inability to attract or retain additional qualified board members, senior managers or personnel in a timely manner, or health, family or other personal problems of key personnel could have a material adverse effect on our business, financial condition, results of operations and share price.

     The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be extremely competitive and time-consuming. We compete for a limited number of qualified individuals with more established companies with greater resources that may offer more attractive compensation or employment conditions. As a result, we may be unable to retain or integrate existing personnel or identify and hire additional qualified personnel. Furthermore, our success depends upon our ability to retain or replace the members, particularly the independent members, of our board of directors.

We have entered into indemnification agreements with our directors and officers which generally do not explicitly state our maximum obligation under these agreements. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

     In order to attract the service of our directors and officers, we have entered into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, and to advance their expenses incurred as a result of any legal proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

We have relied on stock options to compensate our employees. In the event employees do not consider their options as valuable compensation, we may need to provide additional compensation at additional expense.

     We have granted stock options to many of our employees in lieu of additional salary. Some of our employees may not consider their options to be valuable compensation, and we may need to provide additional compensation, in the form of additional salary, bonuses or equity, in an effort to retain those existing employees. Our inability to retain our employees, particularly our senior officers, and key sales, technical, research and development, services, marketing and other service personnel in our key revenue producing businesses could have a material adverse effect on our business, financial condition, results of operations and share price.

Our computer networks are vulnerable to hacking, viruses, spamming and other disruptions which may cause us to lose key clients, expose us to liability for our clients’ losses, or prevent us from securing future business.

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

     Any system failure or inadequacy that interrupts our services or increases the response time of our services could reduce user satisfaction, future traffic and our attractiveness to advertisers and consumers. We also depend on Internet service providers and other Web site operators in Greater China and elsewhere that have experienced significant system failures and electrical outages in the past. Our users have experienced difficulties due to system failures that were unrelated to our systems and services. There can be no assurance that our technologies, services and products will not experience interruptions or other related problems, which could affect our operating efficiency and results of operations.

     We have limited backup systems and redundancy. We do not have a disaster recovery plan in the event of damage from fire, natural disasters, power loss, telecommunications failures, break-ins and similar events. We may experience a complete system shut-down if any of these events were to occur. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Web sites to mirror our online resources. Because we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for our losses. If we do not increase our capacity and our redundancy, these constraints could have a material adverse effect on our business, results of operations and financial condition.

Political, Economic and Regulatory Risks

There are economic risks associated with doing business in the People’s Republic of China which could adversely affect our business.

     A significant part of our current revenues are, and a significant part of our future revenues are expected to be, derived from the market in the PRC. The economy in the PRC differs from the economies of most developed countries in many respects, including:

•	amount of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

     While the economy in the PRC has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

     The economy in the PRC has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

A change in currency exchange rates could increase our costs relative to our revenues thereby potentially adversely affecting our financial condition, results of operations and increasing market risk.

     Substantially all of our revenues, expenses and liabilities are denominated in either Australian dollars, British pounds, Canadian dollars, Euros, Hong Kong dollars, renminbi, Singapore dollars, South Korean won, Swedish Kronas, or U.S. dollars. However, our quarterly and annual financial results are reported in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchase instruments to hedge our exchange rate risks although we may do so in the future.

Increased Sino-U.S. political tension may make our company less attractive to investors and clients.

     The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. For example, relations may be compromised if the U.S. becomes a more vocal advocate of Taiwan. Any weakening of relations between the U.S. and China could have a material adverse effect on our business. Anti-U.S. or anti-China sentiment could make our company and our shares less attractive since we are listed in the United States. Changes in political conditions in China and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to investors and clients.

Hostilities involving the United States and/or terrorist attacks could harm our business.

     Our operations could be negatively impacted if there are additional terrorist attacks or threats of terrorist attacks, or if hostilities involving the United States escalate. In the past, terrorist attacks, including attacks on the United States and internationally, have had a significant impact on global economic conditions and our operations. Further, as a result of past terrorist attacks and hostilities involving the United States, we believe many of our customers and potential customers have been much more cautious in setting and spending against their capital expenditure budgets. Subsequent terrorist acts and/or the threat of future terrorist attacks or escalation of hostilities involving the United States or other countries could adversely affect the growth rate of our revenue and have an adverse effect on our business, financial condition or results of operations. In addition, any escalation in these events or similar future events may disrupt our operations or those of our customers, distributors and suppliers, which could adversely affect our business, financial condition or results of operations.

Risks relating to treasury management

Our entry into banking facilities with Fortis Bank, DBS Bank, and Standard Chartered Bank exposes us to interest rate, market and credit risks when we borrow funds from these facilities to make other investments.

     We have entered into repurchase facilities with Fortis Bank and DBS Bank and a collateralized credit facility with Standard Chartered Bank. We refer to these facilities together as the banking facilities. The banking facilities allow us to borrow, in aggregate, up to US$500 million on such terms as we and the banks may mutually agree. The facilities were established to provide us with a source of reasonably priced capital to give us the flexibility to finance operational working capital and acquisitions, as well as our treasury management program, without having to liquidate our investment portfolio at short notice. A description of the terms under which we may borrow under these banking facilities may be found under Item 5.B – “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Future Cash Requirements and Sources of Liquidity – Lines of Credit.” These banking facilities expose us to interest rate, market and credit risks when we borrow funds from these facilities to make other investments. A more detailed description of these risks may be found under Item 11 – “Quantitative and Qualitative Disclosures about Market Risk”.

     Further, because we have purchased, as of December 31, 2004, approximately US$10.0 million of debt securities with drawdowns under our repurchase facilities, we are subject to risk associated with investment leverage. Since the base rate (Libor) of our drawdowns are reset periodically, in rising interest rate environments, we run the risk that our borrowing rate might exceed any interest income that we receive from the debt securities purchased with the proceeds of draw downs from the repurchase facilities. Any such negative interest rate differential, or “negative carry”, could lead to material adverse effect on our financial results.

Risks Relating to our Class A Common Shares

Our share price could be adversely affected if our major strategic shareholders materially change their holdings in our shares, particularly if the share holdings are not disposed of in an orderly manner.

     As of March 31, 2005, Xinhua, through a wholly-owned subsidiary, owned 7,362,734 of our common shares, or approximately 6.6% of our total outstanding share capital. As of March 31, 2005, Asia Pacific Online Limited, or APOL, owned 19,452,028 of our common shares, or approximately 17.5% of our total outstanding share capital. APOL is owned by the spouse of Mr. Peter Yip, CDC’s former chief executive officer and a current Vice Chairman of the Board of Directors, and by a trust established for the benefit of Mr. Yip’s children. There is no guarantee that Xinhua or APOL will continue to hold our shares going forward for any length of time. If Xinhua or APOL disposes, or if our investors expect Xinhua or APOL to dispose of, a substantial portion of its holdings in CDC at any time, it could adversely affect our share price. For more information regarding the shareholdings of Xinhua and APOL, see Item 7.A – “Major Shareholders and Related Party Transactions – Major Shareholders”.

A small group of our existing shareholders controls a significant percentage of our common shares, and their interests may differ from other shareholders.

     As of March 31, 2005, APOL has beneficial ownership of approximately 17.5% of our common shares and Xinhua, through a wholly-owned subsidiary, owned approximately 6.6% of our total outstanding share capital. Accordingly, these shareholders, particularly if they act together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including:

•	mergers, consolidations and other business combinations which under the law of the Cayman Islands requires the approval of at least 75% of the shares voting at the meeting;

•	election or non-election of directors which under the law of the Cayman Islands requires the approval of a simple majority of the shares voting at the meeting;

•	removal of directors which under the law of the Cayman Islands requires the approval of at least 66 2/3% of the shares voting at the meeting; and

•	amendments to CDC’s memorandum and articles of association which under the laws of the Cayman Islands requires the approval of at least 66 2/3% of the shares voting at the meeting.

     As a result, these shareholders, if they act together, may be able to effectively prevent a merger, consolidation or other business combination, elect or not elect directors, prevent removal of a director and prevent amendments to our memorandum and articles of association.

     For more information regarding the shareholdings of Xinhua and APOL, see Item 7.A – “Major Shareholders and Related Party Transactions – Major Shareholders”.

Our share price has been, and may continue to be, extremely volatile, which may not be attractive to investors.

     The trading price of our common shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date we completed our initial public offering, or IPO, to December 31, 2002, the closing price of our shares ranged from US$1.86 to US$73.4375, adjusted for our two stock splits. From January 1, 2003 to December 31, 2004, the closing price of our shares ranged from a low of US$2.73 per share on March 11, 2003 to a high of US$14.46 per share on July 14, 2003. On April 15, 2005, our shares closed at a new 52-week low of US$2.40 per share. There is no assurance that our share price will not fall below its historic or yearly low.

     The trading price of our Class A common shares is subject to significant volatility in response to, among other factors:

•	investor perceptions of our business, the market performance of our peer companies in the enterprise software businesses, mobile services and applications business, business services, Greater China portal and advertising and marketing activities business in general;

•	our significant acquisitions, partnerships, joint ventures or capital commitments;

•	trends and developments in all the markets in which we compete;

•	variations in our operating results;

•	our new product or service offerings;

•	changes in our financial estimates by financial or industry analysts;

•	technological innovations;

•	litigation;

•	changes in pricing made by us, our competitors or providers of alternative services;

•	the depth and liquidity of the market for our shares; and

•	general economic and other factors.

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

We are a “foreign private issuer”, and have disclosure obligations different from those of other U.S. domestic reporting companies.

     We are a foreign private issuer and, as a result, obtain relief from certain of the requirements imposed upon U.S. domestic issuers by the Securities and Exchange Commission. For example, we are not required to issue quarterly reports or proxy statements. We are allowed six months to issue annual reports instead of three, and we are not required to disclose executive compensation reports that are as detailed as U.S. domestic issuers.

Our directors and officers are not required to report equity holdings under Section 16 of the Securities Act of 1933, as amended, although we do file reports under Section 13 of the Securities Exchange Act of 1934, as amended, if and when applicable. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors, although we are still subject to the antifraud and antimanipulation rules of the Securities and Exchange Commission, such as Rule 10b-5. In general, because various of the disclosure obligations on us as a foreign private issuer are less stringent than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive an equivalent amount of disclosure from us as from other U.S. domestic reporting companies. We are however, in general, liable for violations of the rules and regulations of the Securities and Exchange Commission which do apply to us as a foreign private issuer, any of which violations could affect our business, results of operations and financial condition.

We may incur significant costs to avoid being considered an investment company under the Investment Company Act of 1940.

     We may incur significant costs and management time to avoid investment company status under the Investment Company Act of 1940. Based upon an analysis of our assets as at December 31, 2004 and income for the year 2004 and the manner in which we intend to operate our business, we do not believe we will be considered an investment company. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company in the future. It is not feasible for us to be regulated as an investment company because application of Investment Company Act regulations are inconsistent with our strategy of actively managing, operating and promoting collaboration among our businesses.

We are classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

     Based upon an analysis of our assets as at December 31, 2004 and income for the year 2004, during 2004, we were a PFIC for United States federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents and treasury instruments, and can provide no assurance that we will not continue to be classified as a PFIC for 2005 or any future tax year. The determination of whether we would continue to be a PFIC would be principally based upon:

•	the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our Treasury portfolio, which is subject to change; and

•	the amount and nature of our income from time to time.

     We have limited control over these variables. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect that our PFIC classification may have on our share price.

     Since we are a PFIC, U.S. investors will be subject to adverse United States federal income tax consequences. For further discussion regarding our status as a PFIC, see Item 10.E – “Additional Information – Taxation – Tax Consequences of U.S. Holders – Passive Foreign Investment Company Status”. U.S. investors are strongly urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Substantial amounts of our common shares are eligible for future sale, which could adversely affect the market price of our shares.

     Sales of substantial amounts of our Class A common shares in the public market could adversely affect the market price for our shares. As of March 31, 2005, we had 110,965,246 Class A common shares issued and outstanding, substantially all of which may be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144, which permits resales of securities subject to limitations (including trading volume) depending on the holding period of such securities.

     In addition, as we continue to issue and register shares to fulfill our contractual and acquisition-related obligations, and as our employees and other grantees have been or are granted additional options to purchase our shares, additional shares will be available-for-sale in the public market. We have also granted options to certain of our shareholders, directors and officers to purchase our shares, the vesting of which options may be accelerated upon an occurrence of a change-of-control event. As a result, additional shares may be available-for-sale in the public market. The availability or perceived availability of additional shares could have a dilutive and negative impact on the market price of our shares.

     In the future, we also may issue additional shares, convertible notes or warrants to purchase our shares, in connection with acquisitions and our efforts to expand our business. Shareholders could face further dilution from any future share issuances.

Anti-takeover provisions in our charter documents may adversely affect the rights of holders of our common shares

     Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of CDC, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of CDC in a tender offer or similar transaction.

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

     Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the

Cayman Islands. Cayman Islands law in this area may conflict with jurisdictions in the United States. As a result, our public shareholders may face more difficulties in protecting their interests in the face of actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. For instance a class action lawsuit may not be available to our shareholders as a vehicle for litigating securities matters against us in the Cayman Islands. In addition, shareholder derivative actions may generally not be brought by a minority shareholder in the Cayman Islands.

If you are not a registered shareholder and do not hold greater than 10,000 shares, you may not receive our proxy materials or other corporate communications.

     CDC is a Cayman Islands company and as such, we only need to distribute our proxy materials to our registered shareholders. Our proxy materials are delivered to all of our registered shareholders. We offer electronic delivery of proxy materials to our registered shareholders, and we mail proxy materials to each registered owner who has not opted to receive materials electronically. You are a registered shareholder if you have an account with our transfer agent, The Bank of New York, and if you hold a stock certificate evidencing your ownership of our common shares. You are a beneficial shareholder if a brokerage firm, bank trustee or other agent holds your common shares. However, your name would not appear anywhere on our records, but rather the name of the broker, bank or other nominee appears on our records as retained by our transfer agent, The Bank of New York. Although we only need to distribute our proxy materials to registered shareholders under Cayman Islands law, we also distribute proxy materials to beneficial shareholders who hold greater than 10,000 of our shares. In an effort to maintain cost effectiveness, we have, and will continue to, mail the proxy materials to those beneficial shareholders who hold greater than 10,000 of our shares. If you are not a registered shareholder and do not hold greater than 10,000 of our shares, you may not receive our proxy materials or other corporate communications. Therefore, if you are a beneficial shareholder and want to ensure that you do receive proxy materials, you are urged to become a registered owner. If you have questions on how to do so, we encourage you to contact your broker or bank to find out how to do so and you may also contact us.

There is uncertainty as to our shareholders’ ability to enforce civil liabilities in Australia, the Cayman Islands, Hong Kong, the People’s Republic of China and Sweden.

     We are a Cayman Islands company and a substantial majority of our assets are located outside the United States. A substantial portion of our current operations is conducted outside the United States in countries such as Australia, Hong Kong, the PRC and Sweden. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Australia, the Cayman Islands, Hong Kong, the PRC, Sweden and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Australia, the Cayman Islands, Hong Kong, the PRC, Sweden, or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of its states.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Our principal executive offices are located at 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. Our contact telephone number in Hong Kong is (852) 2893-8200 and in the United States is (212) 661-2160. We have a website that you may access at http://www.cdccorporation.net. Information contained on our website does not constitute part of this Annual Report.

     We were incorporated in June 1997 as China Information Infrastructure Limited, a company limited by shares under the Companies Law of the Cayman Islands and a wholly-owned subsidiary of CIC Holding Limited, or CIC, to operate CIC’s Internet portal and related businesses.

     In June 1999, CIC distributed its entire interest in our predecessor company to CIC’s shareholders. Upon completion of that transaction, CIC ceased to have any ownership interest in our predecessor company. APOL and a wholly-owned subsidiary of Xinhua provided rights of first refusal to buy the other party’s shares in us in the event either party sought to dispose of its shareholdings. Additionally, APOL received rights to place shares of us owned by the Xinhua subsidiary to prospective buyers on behalf of the Xinhua subsidiary in exchange for a commission.

     In July 1999, we completed our IPO of the equivalent of 19,320,000 Class A common shares on the Nasdaq National Market at the equivalent of a public offering price of US$5.00 per share on a stock split adjusted basis. All of the shares registered were sold and net proceeds from the IPO totaled US$85.6 million.

     In December 1999, our shareholders approved a two-for-one share split.

     In January 2000, we completed a second public offering of the equivalent of 9,952,884 Class A common shares on the Nasdaq National Market at the equivalent of a public offering price equal to US$42.50 per share on a stock split adjusted basis. Of the 9,952,884 Class A common shares sold, 2,325,000 shares were offered by certain of our shareholders. The selling shareholders received an aggregate of US$94.1 million in net proceeds for their shares. All of the shares registered were sold and net proceeds to us from the offering totaled US$303.9 million.

     In March 2000, we listed our subsidiary, hongkong.com Corporation (which has since been renamed China.com Inc.), on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange by selling approximately 16% of such subsidiary to the public. We received net proceeds of approximately US$168.5 million in connection with such listing and sale. We currently continue to own approximately 81% of China.com Inc.

     In April 2000, our shareholders approved a second two-for-one share split.

     In addition, in April 2000, our shareholders approved the change of our company name to chinadotcom corporation. In April 2005, our shareholders approved a second change of our company name from chinadotcom corporation to CDC Corporation. Concurrently, in April 2005, the shareholders of hongkong.com Corporation approved a change of its name from hongkong.com Corporation to China.com Inc.

Acquisitions and Divestitures

     Our business model has evolved away from a pan-Asian Internet company, and our goal is to be a global company focused on enterprise software and mobile services and applications with additional operations in advertising/marketing activities and business services. The evolution of our business model has been achieved in large part through strategic acquisitions and investments during the past two fiscal years. We spent approximately US$49.5 million (comprising of US$46.6 million in cash and US$2.9 million in CDC shares) and US$183.1 million (comprising of US$131.5 million in cash and US$50.1 million in CDC shares and options and US$1.5 million in transaction costs) in connection with the strategic acquisitions and investments mentioned below for each of the two years ended December 31, 2003 and 2004, respectively.

     The following is a summary of our material strategic acquisitions and investments completed since January 1, 2002 by operating segment:

Enterprise Software

Acquisition or investment	Date	Description
OpusOne Technologies International Inc.	March 2002 and May 2003	OpusOne Technologies, the parent of Platinum China Holdings, Inc., offers business management software solutions for state enterprises and multi-national corporations in Greater China.

Industri-Matematik International Corp.	September 2003	IMI is an international provider of software to the supply chain management sector principally across Europe and the United States. We acquired a 51% interest in IMI through a joint venture.

Acquired rights to Executive Suite software	October 2003	Executive Suite is an integrated financial management application based on Microsoft technology which offers budgeting, planning, forecasting, consolidation, reporting and analysis functionality. We acquired the intellectual property rights to such software from CIP-Global ApS, a Danish software company.

Pivotal Corporation	February 2004	Pivotal is an international customer relationship management (CRM) company that provides a suite of highly flexible CRM applications and implementation services for mid-sized enterprises and selected target industries.

Ross Systems, Inc.	August 2004	Ross offers a family of Internet-architected software solutions that form a comprehensive, modular suite spanning the enterprise, from manufacturing, financials and supply chain management to customer relationship management (powered by Pivotal software), performance management and regulatory compliance. It focuses on the food and beverage, life sciences, chemicals, metals and natural products industries.

Mobile Services and Applications

Acquisition or investment	Date	Description
Palmweb Inc. (holds Newpalm (China) Information Technology Co., Ltd.)	April 2003	Newpalm is a mobile services and applications provider in China which was acquired through China.com.

Group Team Investments Limited (holds Beijing He He Technology Co. Ltd.)	May 2004	Beijing He He Technology Co. Ltd., which operates Go2joy, is a mobile services and applications provider in China with partnerships with media companies in China.

Advertising/Marketing

Acquisition or investment	Date	Description
Layabo Pty. Limited	March 2002	Layabo Pty. Limited (now renamed Mezzo Business Databases Pty Limited) is an Australian database marketing business which owns and maintains the IncNet databases.

Beijing 17Game Network Technology Co., Ltd.	August 2004 and November 2004	17game is a Beijing based online games company which has launched and distributes three online games in the China market. China.com owns a 36.5% equity interest in 17game.

Business Services

Acquisition or investment	Date	Description
Praxa Limited	February 2003	Praxa is an IT professional services organization in Australia which provides IT consulting services, outsourced applications development, systems integration services and managed IT services to corporate and government market clients.

PK Information Systems Pty Ltd.	August 2003	PK Information Systems is an IT services business in Australia which specializes in ..NET application development and business intelligence solutions, with clients mainly in the New South Wales state government sector.

Ascent Computing Group, Inc	September 2003	Ascent Computing Group, based in the metropolitan New York region, provides applications and system outsourcing services, and was acquired through our 51% owned subsidiary, Software Galeria, Inc.

     As our business model has evolved away from a pan-Asian Internet company, during the past three fiscal years we have ceased operations, liquidated or disposed of many of our legacy businesses mostly related to the Internet, many of which were not profitable. Such activities resulted in net gain on dissolution or disposal of discontinued subsidiaries of approximately US$0.5 million and US$2.0 million during 2002 and 2003, respectively, and net loss on dissolution or disposal of discontinued subsidiaries of approximately US$1.0 million during 2004.

B. Business Overview

     We are a global company focused on enterprise software and mobile services and applications with additional operations in advertising/marketing activities and business services.

     Primary Lines of Business

•	Enterprise Software. We offer a broad range of software solutions for mid-sized enterprises. Our software suite includes ERP (Enterprise Resource Planning), CRM (Customer Relationship Management), SCM (Supply Chain Management), OMS (Order Management Systems), HRM (Human Resources and Payroll Management) and BI (Business Intelligence) which are utilized by approximately 3,500 customers worldwide.

•	Mobile Services and Applications. Our mobile services and applications business provides popular news and mobile applications services targeting the consumer market in China. We offer wireless services including SMS (Short Message Service), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol). We have established strong local direct connectivity with provincial mobile network operators in 29 provinces in China, which facilitates the marketing and promotional activities of our wireless services.

     Additional Operations

•	Advertising/marketing. Our advertising/marketing business encompasses a range of businesses, including our Internet media business which is focused on online entertainment and Internet products and services that target users in China via our portal network (www.china.com and www.hongkong.com). This segment also includes a marketing database and marketing support service conducted principally in Australia and New Zealand and a Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region.

•	Business Services. Our business services offering includes information technology services, eBusiness consulting, web development and outsourcing in Hong Kong, Australia, Korea, and the United States. Our business services companies provide program management, outsourcing services, application development and on-going support services using a wide range of technologies.

Enterprise Software

     Overview

     Our enterprise software business is a global provider of enterprise software applications and related services. Our products are designed to support and automate the processes of an organization to achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions. Our products seek to help companies worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and improved regulatory compliance.

     Revenues from our enterprise software business increased to US$107.9 million in 2004 from US$12.9 million in 2003, principally as a result of acquisition related activity. As a percentage of total revenues, revenues from our enterprise software business increased to 59% of total revenues in 2004 from 17% of total revenues in 2003.

     Industry

     In order to succeed in increasingly competitive environments, many enterprises have sought to implement broad enterprise software applications to automate their key business processes. Historically, these enterprise software applications, particularly those geared towards the needs of enterprise resource planning to help a manufacturer produce high-quality finished goods, were costly and complex, in part because they frequently required time-consuming custom programming and implementation. Many enterprises did not have the financial resources to implement these software applications and lacked the information technology expertise and infrastructure required to operate, refine and maintain the software. In addition to being costly and infrastructure intensive, many enterprises found the software applications too rigid to easily customize, difficult to adapt as business processes evolved through planning, and difficult for end-users to learn.

     We believe that the enterprise software market has been undergoing a shift from large, rigid, difficult to adapt and learn enterprise applications to smaller, modular applications that can be quickly installed at a lower upfront cost, easily and rapidly customized, and quickly learned. We believe these smaller, modular applications offer customers a more compelling return on investment in a more rapid timeframe and deliver significant improvements in total cost of ownership over traditional enterprise applications. This shift has resulted in the creation of targeted applications that are economically viable for mid-sized as well as large enterprises.

     We believe in a strategy of focusing on enterprise software applications which generally incorporate industry-specific business expertise, best practices and regulatory requirements which can significantly reduce or eliminate much of the expense and time required to customize these applications. These applications must often be implemented into mixed software infrastructures at reasonable cost with minimal disruption to business operations, so it is important to utilize flexible technologies and architectures and have the software be usable via the Internet. In order to address the evolving enterprise software market, in addition to tailoring applications to match the demands of a customer’s size and industry, vendors must offer flexible pricing, architecture and deployment options. At the same time, these software applications must extend the reach of the business processes to include customers, partners, suppliers and employees.

     Products

     We have assembled a diverse portfolio of enterprise application software products to provide our customers with a complete range of “world-class” applications targeting mid-sized enterprises and divisions of larger enterprises, as well as selected target industries. Our enterprise application software products can be further sub-categorized into more highly specialized products which target various processes of an enterprise, including the following:

•	Enterprise Resource Planning (ERP). Our ERP products consist of multi-module application software that helps a manufacturer produce finished goods by offering control over forecasting, planning, customer service, handing of raw materials and deployment of equipment. The ERP products we offer are targeted at the formula and specifications-based requirements of process manufacturers.

•	Supply Chain Management (SCM). Our SCM products help coordinate processes involved in producing, shipping and distributing products to ensure that the correct amount of product is in the correct locations at the right time and at the lowest possible cost.

•	Customer Relationship Management (CRM). Our CRM products address needs of an enterprise to establish and maintain profitable long-term business relationships with customers by integrating information from the entire enterprise and increasing efficiencies within the sales, marketing and service functions to create one unified business network connecting employees, partners and customers.

•	Order Management Systems (OMS). Our OMS products provide a system that concentrates on optimizing the order and replenishment processes of order fulfillment and logistics by providing visibility into and control over a distribution center and store inventory, as well as managing orders from vendors, warehouses, stores, customers and consumers.

•	Human Resource Management (HRM). Our HRM products focus on automating processes to enable an organization to improve business results and increase workforce performance by leveraging technology and applications to manage and mobilize a unified, global workforce. These HRM products seek to more efficiently connect people, processes and systems, and align workforce contribution with business objectives.

•	Business Intelligence (BI). Our BI products help to convert large volumes of data collected and stored by businesses into meaningful and multi-dimensional reports and analyses for use in decision-making. Integrated with other components of enterprise application software, our BI products enhance the development of a business environment driven by performance management.

     Enterprise Resource Planning (ERP) and Supply Chain Management (SCM) Software. Our ERP and SCM software products are principally offered by Ross under the iRenaissance brand. Ross’ family of Internet-architected software solutions provides a comprehensive, modular suite of applications that spans the enterprise, and are implemented by more than 1,200 customer companies worldwide. Ross focuses on the food and beverage, life sciences, chemicals, metals and natural products industries. We acquired Ross in August 2004 for US$40.7 million in cash, 6.1 million CDC Class A common shares with a value of US$26.6 million using the trading price of CDC shares on the date of acquisition, and US$1.7 million in CDC stock options issued to replace Ross stock options.

     Ross’ iRenaissance ERP suite consists of three interconnected applications that help bring the manufacturing and distribution, maintenance management, and financial functions into balance so that the various departments in a formula and recipe-based process manufacturing enterprise can more easily share information, communicate with one another, and obtain operational efficiencies to lower costs, improve supplier and customer relations and increase revenues.

•	Manufacturing & Distribution Applications. The Manufacturing & Distribution Applications provide functionality which support the different processes in manufacturing from purchasing of raw materials to shipping of finished goods. The modules with the Manufacturing & Distribution Applications address inventory control, process manufacturing, sales order processing, transportation management, process planning, purchase order processing and management of maintenance and facilities.

▪	Inventory Control Module. With respect to inventory control, built in functionality includes lot details, lot traceability, movement history, inventory valuation and physical inventory counting which enables capabilities such as managing inventory based upon characteristics such as pH, moisture content, or potency, tracking shelf life and expiration dates, tracing all the changes in the product from the time raw material is received through manufacturing and storage, determining the quantity and location of any material or product, valuing inventory by options such as standard cost, weighted average cost or actual lot cost, and performing inventory re-ordering based upon minimum/maximum inventory values by item by warehouse.

▪	Process Manufacturing Module. The process manufacturing module defines the production process, calculates and tracks product and job costs, and records all of the activities necessary to manufacture products. This module enables the production of batches or lots based upon recipes and formulas which produce products with specified characteristics, such as potency or weight. With this module, users can define process steps and resources required to produce a product (such as weighing, mixing for a specified period of time, and packaging), define quality control requirements and testing for each stage of the product and process, perform potency calculations automatically based upon specified minimum and maximum values, define batch sizes in terms of quantity (such as pounds) or time (such as hours or shifts), maintain version controls of changes to existing recipes, authorize and record a production job, manage materials so that for example materials needed for a key customer or a critical job are not used for another purpose, record machine and labor time used in production for costing and efficiency calculations, record production outputs for products coming out of any stage in the process or going into inventory, and report yield measurements based upon the recipe’s material inputs and production outputs.

▪	Sales Order Processing Module. The sales order processing module includes functionality for sales order entry, shipping, invoicing, credit memos and sales analysis. To support these functions, users can create and maintain customer information and generate price, discount and promotion plans. Included with order entry and shipping are credit checking (such as checking against both credit limits and overdue debits and defining the consequences) and inventory availability, enabling reservations of and availability to promise inventory. For example, through this module a customer service representative could enter a customer name and retrieve information such as the customer’s address, functional currency and primary ship-to location. The representative could enter a product order and amount, and automatically receive the appropriate discount, tax and sales price which is adjusted based upon factors such as products the customer is buying, the amount the customer ordered, the location from which the order is placed and the warehouse the product will be shipped from. The specific lot that matches the customer’s specifications will automatically be selected, and packaged according to the customer’s requirements. If a modification is made to a sales order, all related information is updated automatically.

▪	Transportation Management Module. The transportation management module works in conjunction with the sales order processing module for the planning and costing of freight for outbound shipments to customers and transfer orders to other warehouses in order to produce the most efficient shipping costs for the manufacturer and its customers. The module allows capabilities such as the definition of shipping zones and ship-from warehouses to customer addresses, the definition of routes to connect the various shipping zones and association of one or multiple freight providers to these routes, the establishment of freight rates for each freight provider by route with a choice of rate methods, the fixing of a load planning process after the entry of sales orders to assign outstanding sales order lines to loads and releasing of loads for picking and shipping, and at shipment confirmation, the determination of freight charges based upon factors such as the route, actual freight provider, and actual quantity shipped and vouchering of freight provider invoices.

▪	Process Planning Module. The process planning module allows manufacturers to develop production plans based upon demand (based upon sales orders and/or sales forecasts) and current inventory levels and existing replenishments in order to effectively manage resources to meet sales demands. Capacity requirements of resources can be checked, and based upon the capacity constraints, the master production schedule can be adjusted to result in a workable production plan. The module includes material planning functionality which can be used to determine the quantity and required date of ingredients and packaging supplies. The module enables the management of capacity with comparison to demand to arrive at a viable production plan within the constraints, calculation of the materials needed, creation of manufacturing jobs for production, making of adjustments or identification of alternatives in production planning, and creation of production plans with specified horizons (such as an annual operating plan for budgeting or intermediate forecast plan to meet actual orders and inventory levels).

▪	Purchase Order Processing Module. The purchase order processing module handles purchase requisitions, purchase orders, receiving and vouchering of invoices for raw materials, raw material planning purchases, maintenance purchases and other one-time purchases. The module supports the purchasing requirements of both multi-site, multi-national corporations and single site domestic operations in either a centralized or decentralized mode. The functionality of the module enables, for example, inspection of a product received from a supplier (such as moisture level of a lot characteristic which is important to the manufacturer), automatic management of pricing and discounts with a supplier, and return of materials to suppliers.

•	Maintenance Management Application. The Maintenance Management Application provides users access to current and historical data needed to control and effectively manage facilities and equipment to help ensure high levels of equipment reliability, regulatory compliance and cost containment, and extend the life of significant capital assets. The application allows a manufacturer to manage repair work orders electronically, including verifying availability and status of required spare parts, tooling, supplies and personnel before releasing repair work orders, provide planning, approval and tracking of work orders, prioritize repairs, and have up-to-the-minute status updates of repair work orders to view progress. The application allows equipment records to be maintained so that vital and technical information (such as operating instructions and safety precautions) are available to those who need it, and equipment expense history can be tracked to show repair and preventive work performed and costs incurred. The application permits preventive and predictive maintenance to be defined so that parts, crews, shifts, and labor can be planned as needed on a regular basis.

•	Financial Applications. The Financial Applications are tightly integrated to the Ross’ ERP suite to provide a central source of financial information to help a manufacturer manage critical financial processes from planning through decision making. The Financial Applications include general ledger, accounts payable, accounts receivable, fixed assets, financial reporting and financial budgeting modules. The financial reporting and financial budgeting modules are third-party products from FRx which Ross licenses and resells.

     Ross’ SCM suite consists of three interconnected applications, Demand Management, Supply Chain Management and Measurement, that help formula and recipe-based process manufacturing enterprises optimize supply chains by connecting business processes, allowing information transparency and common metrics, and allowing for collective decision making among employees, partners, suppliers and customers. The solution can be implemented quickly, yet is flexible enough to account for changing business needs, so that manufacturers can realize a return on their investment quickly.

•	Demand Management Applications. The Demand Management Applications consist of a set of modules that enable manufacturers to forecast demand, down to the level of individual customers at particular locations, and improve customer service while reducing inventory. The modules include Demand Planning, Enterprise Forecasting and Inventory Planning.

▪	Demand Planning Module. The demand planning module helps a manufacturer understand both historical demand patterns and how future events, such as planned promotions, new product introductions, revisions to existing product, marketing campaigns and changing economic and market conditions, will affect forecasts. The module models business processes at user-defined levels such as product, division, location or customer. The plan created by the module can be automatically fed into the advanced planning module to help create production schedules.

▪	Enterprise Forecasting Module. The enterprise forecasting module allows a sales force, who are closest to the point of demand generation, to help create and manage forecasts remotely. It can also help evaluate sales performance against weekly, monthly, quarterly and yearly targets through a personalized view of each sales person’s or regional manager’s performance.

▪	Inventory Planning Module. The inventory planning module assists a manufacturer in balancing inventory investments and customer service levels, based upon user defined inventory policies, so that informed decisions can be made. Using the inventory policies, the module calculates recommended stocking levels.

•	Supply Chain Management Applications. The Supply Chain Management Applications bring together optimization of a demand plan with available supply, thus allowing the manufacturer to connect its business plan to departmental operations. The application consists of modules including Replenishment Planning, Optimized Orders, and Advanced Planning and Scheduling.

▪	Replenishment Planning Module. The replenishment planning module seeks to optimize having the right amount of product at the right location at the right time, while managing supply chain costs. Using inventory policies from the inventory planning module and the demand forecast from the demand planning module, it considers the consumption rates and inventory levels throughout the supply chain, and automatically calculates time-phased safety stocks and replenishment quantities for each item at each location. If additional products need to be ordered, it suggests replenishment orders to come either from existing inventory or new production. The module dynamically calculates inventory status and monitors inventory exception conditions (like stock outs, using safety stock or high stock levels).

▪	Optimized Orders Module. The optimized orders module automates the process of generating replenishment orders in order to improve on-time delivery and minimize the need for extra costs to expedite orders. The module recommends replenishment order quantities using the demand forecast and the inventory policies from Ross’ other SCM modules, and includes shipment optimization logic that accounts for truckload and pallet configuration while balancing constraints like weight, cost and dimensions.

▪	Advanced Planning and Scheduling Module. Once a demand plan is developed, the task becomes developing a production plan to meet the demand while balancing budget needs and supply and demand. The advanced planning and scheduling module focuses on providing answers to questions like what products should be made, how much should be made, where should it be made, and how to optimize efficiency and capacity. The module provides graphical warnings to identify capacity, materials, labor and customer service issues. It also assists with scheduling production runs and changeovers so that downtime is kept to a minimum. The module balances competing objectives such as optimizing sequencing, minimizing changeovers and labor, and maximizing throughput.

•	Measurement Application. The Measurement Application brings together information from outside and inside the enterprise regarding the supply chain so that it may be used in decisions, thereby enabling better strategic plans, evaluation of plans and improved responsiveness to changes in plans. The application extracts information from the other modules of Ross’ ERP and SCM solutions in order to generate analyses and plans that can be used as management tools to measure performance and judge the impact of proposed corrective actions. The application includes the Sales & Operations Planning module.

▪	Sales & Operations Planning Module. The sales & operations planning module allows executives to see how the organization is performing against plan, establish where future demand or supply issues may arise, and evaluate the outcome of different demand and supply balancing options on the business. The module enables the tracking of sales and operational activities, and map deviations from the corporate plan.

     Customer Relationship Management (CRM) Software. Our CRM software products are principally offered by Pivotal. Pivotal is an international CRM company that provides a complete set of highly flexible CRM applications and implementation services for mid-sized enterprises. More than 1,800 companies around the world have licensed Pivotal software. We acquired Pivotal in February 2004 for US$35.9 million in cash, 1.8 million CDC Class A common shares with a value of US$21.4 million using the trading price of CDC shares on the date of acquisition, and US$0.5 million in CDC stock options issued to replace Pivotal stock options.

     Pivotal’s CRM suite consists of four product suites, including applications for sales force automation, marketing automation, service automation, and partner relationship management. In addition, Pivotal offers additional solutions to help customers achieve greater value from their Pivotal CRM suites through mobile access and analytics capabilities. Together, these products are designed to enable companies to increase revenues and decrease costs by increasing efficiency within the sales, marketing and service activities and creating one unified business network to connect employees, partners and customers in an effort to increase customer acquisition and loyalty.

•	Pivotal Sales Suite. The Pivotal Sales Suite provides critical customer information, opportunity management tools, and “best practices” sales methodologies for the enterprise sales force. Core capabilities of the suite include quote and proposal management, consolidated revenue forecast, territory management, opportunity management, team selling enablement, product configuration and guided selling. Core applications in the suite include the following:

▪	Pivotal Sales Application. Pivotal Sales enables global sales organizations to sell collaboratively across multiple regions, currencies and channels. With Pivotal Sales, organizations can share information across sales teams, forecast their business, manage pipelines, automatically generate quotes and proposals, and configure products and services that meet specific customer needs.

▪	Pivotal Sales Application – Miller Heiman Edition. Pivotal Sales – Miller Heiman Edition is an option for the Pivotal Sales application based on the three most popular disciplines – strategic selling, conceptual selling, and large account management – as taught by Miller Heiman, a leader in sales methodologies.

▪	Pivotal Assisted Selling Application. Pivotal Assisted Selling combines sales automation, guided selling, complex quote creation and price/product configuration. Users can configure products and services with flexible guided selling capabilities, and then create, propose and automatically expire multiple quotes per opportunity that contain up-to-date products, services and pricing.

•	Pivotal Marketing Suite. The Pivotal Marketing Suite features Pivotal MarketFirst as a comprehensive marketing automation product designed for end-to-end management of multi-channel campaigns and marketing processes. It reduces both the cost and time to create personalized campaigns and increases the ability to deliver better leads to sales resources. Core capabilities of the suite include campaign management and execution lead capturing and tracking, customer profiling and analysis, data mining and direct mail campaign management. Core applications of the suite include the following:

▪	Pivotal MarketFirst Direct Marketing Manager™ Application. Pivotal MarketFirst Direct Marketing Manager™ synchronizes a customer’s marketing database, web site, and multi-channel communications to create a segmented and targeted direct marketing program that delivers improved response rates, higher quality leads and better brand building.

▪	Pivotal MarketFirst Event Manager™ Application. Pivotal MarketFirst Event Manager™ automates labor-intensive tasks associated with marketing events (including logistics, invitations, registration, scheduling, lead management and budgeting) and facilitates follow up to turn event attendees into sales leads.

▪	Pivotal MarketFirst Lead Manager™ Application. Pivotal MarketFirst Lead Manager™ streamlines lead management, simplifying the process of qualifying, managing, nurturing and tracking leads, thereby focusing sales and improving both lead conversion and sales closure rates.

▪	Pivotal MarketFirst Prospecting Assistant™ Application. Pivotal MarketFirst Prospecting Assistant™ delivers consistent, accessible marketing support to the sales team via a Web-based portal that takes the burden off salespeople while accelerating the conversion of prospects to leads.

▪	Pivotal MarketFirst Campaign Portal™ Application. Pivotal MarketFirst Campaign Portal™ allows distributed marketing organizations to work together more effectively and consistently in order to launch targeted campaigns.

•	Pivotal Service Suite. The Pivotal Service Suite is an Internet-based customer service application designed to build customer loyalty and optimize call center performance. Core capabilities of the suite include, service request management, online request tracking and escalation, personalized 24x7 self service and online FAQs. Core applications of the suite include:

▪	Pivotal Service Application. Pivotal Service automates the capture, management and resolution of customer service and support requests across multiple channels. It integrates with sales and marketing functions to provide service professionals with the tools and information they need to deliver personalized service for improved customer satisfaction.

▪	Pivotal Contact Center Application. Pivotal Contact Center transforms call centers into a contact center that supports multiple channels of customer interactions, including voice, email, text chat, Internet collaboration, and fax. By managing customer interactions across multiple channels, service organizations have the tools and information they need to deliver high quality, cost-effective customer service.

▪	Pivotal eService Application. Pivotal eService helps organizations reduce the cost of service by giving customers a self-service portal with one-click access to personalized information. The application provides customers access to self-service reports to keep track of orders, incidents, contracts and service level agreements, and includes quick product registration capabilities. The application also allows full text search to help customers solve their problems quickly.

•	Pivotal Partner Management Suite. The Pivotal Partner Management Suite empowers customer companies to more effectively manage their partner relationships. Core capabilities of the suite include, partner lifecycle management, recruitment management, partner profiling, lead management, opportunity management and forecasting, alliance management and partner performance reporting and analytics. Core applications of the suite include:

▪	Pivotal ePartner Application. Pivotal ePartner is a browser-based product that extends marketing, sales, service and ordering capabilities to a customers’ business partners, enabling them to become effective members of the customers’ extended enterprise to generate sales and deliver customer value. Tools within the suite allow the customer to keep a partner up-to-date by providing easy access to product information, training, sales tools, transaction data, and performance analysis reports.

▪	Pivotal Partner Manager Application. Pivotal Partner Manager is an internal tool used to help manage and enable partner relationships and operations. The application enables organizations to collaboratively sell, service and market to end-users, and measure and reward the partner community.

     Pivotal also offers the following additional solutions to help customers achieve greater value from their Pivotal CRM suites through mobile access and analytics capabilities.

•	Pivotal Mobile CRM Solution. The Pivotal Mobile CRM solution delivers sales and service functionality to disconnected users. It is designed to support an organization’s mobile users, from mobile executives on the road to remote field sales to sales representatives who have stepped out of the office. The solution offers users remote access to data through the following products:

▪	Pivotal Mobile Client.™ Pivotal Mobile Client delivers access to Pivotal CRM application functionality, with or without a network.

▪	Intellisync for Pivotal.™ Intellisync for Pivotal supports bi-directional synchronization of data in the Pivotal CRM suite with Microsoft Outlook or Lotus Notes, allowing offline access to critical data through a personal digital assistant.

▪	Pivotal Wireless.™ Pivotal Wireless allows mobile users to stay connected and up-to-date on critical opportunity and account developments. Using the micro-browser on a wireless device, such as a web-enabled cell phone or personal digital assistant, mobile users have real-time access to data they need from the field.

•	Pivotal Analytics Solution. The Pivotal Analytics solution is a business intelligence solution which enables organizations to analyze customer data. Pivotal Analytics enables businesses to gain greater insight and value from their CRM data, giving users the ability to analyze data, identify trends, and make better-informed business decisions, more quickly. It is built on the Microsoft BI platform, and offers both the flexibility of a BI tool framework and the usability of a pre-packaged analytics application, making sophisticated analytical capabilities accessible.

     Industry Specific CRM Solutions. Pivotal has tailored its CRM software products for certain specific industries. In 2001, Pivotal provided industry specific CRM products to meet special requirements of healthcare payer organizations, and has since then expanded its portfolio of industry specific products to include CRM products for the financial services (asset management, capital markets, commercial banking and private banking), homebuilder, and life sciences (medical device manufacturing) markets.

•	Pivotal Financial Services. Pivotal Financial Services is comprised of targeted solutions tailored to meet special business requirements of commercial banking, asset management, private banking and capital markets organizations. Pivotal’s financial services solutions have been designed in consultation with financial institutions to help these companies drive revenue by fostering more meaningful relationships with each stakeholder, identifying cross-sell and up-sell opportunities, enabling team selling, providing better visibility into the sales pipeline, and improving regulatory compliance.

•	Pivotal Healthcare. Pivotal Healthcare is a comprehensive front office solution that improves the ability of healthcare payers to serve and manage brokers, members, and employer groups efficiently and effectively. Comprised of Pivotal Healthcare Front Office, Pivotal Healthcare eBroker, and Pivotal Healthcare eEnrollment, the Pivotal Healthcare solution delivers a scalable foundation and processes for member acquisition, retention, and growth. It encompasses components including lead management, new business quoting, renewal processing, rating/underwriting, online enrollment, and back office integration.

•	Pivotal Homebuilder. Pivotal Homebuilder is designed to handle the complete marketing automation, lead management, sales automation, and customer care cycles of homebuilders, from the first point of interest on a website through the complete sales cycle to the handling of service and warranty requests years after a home is purchased. It features extensive integration to Microsoft Office, including Microsoft Outlook, a user friendly interface, and integration to back-office systems including Oracle/PeopleSoft.

•	Pivotal Medical Devices. Pivotal Medical Devices is designed to meet the special needs of medical device manufacturers. Its end-to-end industry-specific integrations can help companies through the process of how they go to market. The solution offers a combination of technology-enabled sales, lead management, and industry-specific capabilities which make it easier for medical device manufacturers to market, sell to and service customers.

     Order Management Systems (OMS) Software. Our OMS software products are principally offered by IMI. IMI is an established international provider of software to the order management and supply chain management sector, principally across Europe and the United States. We acquired our interest in IMI by acquiring 51% of IMI’s holding company, Cayman First Tier, in September 2003 in exchange for US$25.0 million to subscribe for new shares in Cayman First Tier.

     IMI develops, markets, and supports client/server and Internet architectured application software that enables manufacturers, distributors, wholesalers, retailers, logistics service providers, and e-businesses to more effectively manage complex customer fulfillment in distribution-intensive businesses. The process encompasses the execution of multiple customer-focused order fulfillment processes, including order management, pricing and promotion, handling, sourcing, warehouse management, transportation management, service management, and replenishment planning and coordination. Vertical market solutions have been designed for retailers, wholesalers, consumer goods manufacturers and logistics service providers.

•	Solutions for retailers. IMI’s retail solutions help retailers (including grocery, specialty goods, and direct merchant retailers) improve ordering, fulfillment, and customer service across sales channels. The products are designed to provide full visibility and control of distribution center and store inventory, as well as managing orders from vendors, warehouses, stores, customers, and consumers. They permit distribution centers and stores to maintain and control product inventory and goods-in-transit, and to replenish store shelves based on expected consumer demand. The control and visibility of inventory helps retailers reduce out-of-stocks, increase product availability at the shelf, improve response to customer demand and better utilize store shelf capacity.

•	Solutions for wholesalers. IMI’s wholesaler solutions focus on the grocery, specialty goods, and pharmaceutical and over-the-counter drugs industries. The solutions contain advanced order management, replenishment management, warehouse management, and collaborative management components. It is designed to give the wholesaler a logistics platform to enable very late customer orders, allow for multi-channel distribution within the same customer order, lower inventory handling and storage costs through managing cross-docking and merge-in-transit strategies throughout the logistics network, differentiating customer service to various individual customers to give additional focus to the most important customers, and support collaborative purchasing operations by providing suppliers with time-phased forecasts and replenishment schedules over the Internet.

•	Solutions for consumer goods manufacturers. IMI’s consumer goods manufacturer solutions target distribution-intensive supply chain operations and complement existing enterprise resource planning and supply chain planning systems. The products are designed to solve the problem of multi-channel integration through a collaborative order management solution that can fulfill global customer orders and deliver a single point of contact to customers.

•	Solutions for logistics service providers. IMI’s logistics service provider solutions focus on traditional services such as warehousing and transportation, but also complementary services like vendor-managed inventory, replenishment, inventory control, advanced collaborative order management and customer relationship management.

     IMI’s solutions are comprised of configurable, scalable and flexible components, including IMI Order, IMI Warehouse, IMI Replenishment, IMI Collaboration, IMI Analytics and IMI Access.

     Human Resource Management (HRM). Our HRM software products are principally offered by OpusOne Technologies. OpusOne Technologies is a developer and service provider of business management software solutions for state enterprises and multi-national corporations in Greater China. We acquired a majority interest in OpusOne Technologies in March 2002, and acquired the remaining interest in OpusOne Technologies that we did not otherwise already own in May 2003.

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

     Business Intelligence (BI) Software. Our BI software product, Executive Suite, is a fully integrated financial management application providing budgeting and forecasting, statutory consolidations, reporting and analysis to a broad spectrum of customers. Executive Suite is based on Microsoft .NET and Microsoft SQL technology which allows access via web-based technology. We acquired the intellectual property rights to Executive Suite in October 2003 from CIP-Global ApS, a Danish software company in liquidation.

     In addition, each of our Ross, Pivotal and IMI products offer business intelligence through their analytics capabilities.

     Professional Services Related to Our Enterprise Software Business

     Our professional services operation (which is distinct from our business services business unit) complements our enterprise application software offerings. We provide a broad range of services to install, optimize and support the software products. These services fall into two broad categories: Professional Services and Client Support.

     Professional Services. Our professional services operations provide a complete set of services to address customer requirements across all phases of their enterprise application software initiative. We attempt to offer services designed to meet the budget, timeframe, risk profile, implementation needs, performance requirements, integration needs and expansion plans of our customers. Generally, our professional services are offered on a time and expense reimbursement basis, although there has been an increasing trend at some of our enterprise application software subsidiaries, such as Pivotal, to have such services performed for a fixed fee. The major types of services provided include the following:

•	Business Application Consulting. Business application consulting involves in-depth analysis of the client’s specific needs and preparation of detailed plans that list step-by-step actions and procedures necessary to achieve a timely and successful implementation of our software products. Our consultants, who often have significant industry-specific experience and product knowledge, work with companies to identify measurable business objectives and provide a sensible path to reach them.

•	Technical Consulting. Technical consulting is dedicated to successful implementation of a product. The services involve evaluating and managing the client’s needs by supplying custom application systems, custom interfaces, data conversions and system conversions. Consultants participate in a wide range of activities, including requirements definition, software design, and development. Technology services focused on networking, database administration and tuning can also be provided. In addition, Pivotal also offers hosting services.

•	Integration Services. Integration services focus on a smooth, efficient and cost-effective integration of our software products across multiple existing systems. Because businesses have often deployed disparate enterprise systems over time to support sales, services, accounting, manufacturing, human resources and order processing, integration services seeks to unify the multiple systems and unlock the information in these separate databases.

•	Education Services. Education services seek to ensure that client companies effectively adopt and use their enterprise application software products by delivering training which fits the client’s business needs. Education services can be offered to clients either at our education facilities or at the client’s location as either standard or customized classes.

     Client Support. Client support seeks to protect client companies against downtime by resolving technical issues. Client support is provided through a variety of mediums, including web based support, email, telephone support, technical publications and product support guides. Generally, our client support is provided for under the maintenance provisions in our license agreements for an annual fee based on a percentage of the price for the software. Standard maintenance agreements generally entitle a client to certain product upgrades and product enhancements.

     Customers

     We believe our large, global customer base is one of our competitive strengths. As of December 31, 2004, we cumulatively had approximately 3,500 customer companies worldwide which have licensed our products, with approximately 1,200 customer companies worldwide at Ross, 1,800 companies around the world which have licensed Pivotal software, and 500 customers worldwide which have licensed our other enterprise application software businesses. Not all of our customers which have licensed our products, however, are active on maintenance. Our enterprise software application customers include many of the world’s leading companies. Ross’ customers include Berner Foods, Boston Biomedica, Cacambis, Jennmar Corporation, Litehouse Foods, PEZ Candy and Schenectady International. Pivotal’s customers include Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans. IMI’s customers include British Airways, Canadian Tire, GE Plastics, Mercury Marine and Royal Ahold.

     We target mid-sized enterprises and divisions of larger enterprises, as well as selected target industries, as our principal customer base. We believe that the mid-enterprise market and divisions of larger enterprises continue to be underserved, and require vendor solutions which can address the special needs of this market, such as the need to quickly realize benefits and returns from the software investment, the ability to make modular purchase decisions, the availability of risk-mitigating implementation services, applications offering a full range of functionality, strong customization support, industry-specific solutions, low total cost of ownership, flexible pricing models, and strong support of widely used technologies (like Microsoft). Additionally, customers are much more sophisticated and have come to expect not just knowledge of enterprise software applications (like ERP or CRM), but additional deep industry expertise from their enterprise application vendor. As a result, we believe the group of industry-specific enterprise software applications we have assembled that meet many of a company’s industry-specific requirements out of the box are attractive to customers, and will be an important element of our enterprise application strategy going forward.

     While we are a well established global company with strong market presence in North America, the United Kingdom, Western Europe and Australia/New Zealand, two of our key target markets will be the Japan and China markets where we have current customers, and which we believe have strong growth potential. We believe that we can increase the rate of our revenue growth by targeting the established market in Japan and the emerging market in China for enterprise application software.

     Sales

     We sell our products and services through a variety of methods. Ross sells its products and services in the US and Western Europe primarily through a direct sales force. Pivotal sells its products and services in the US primarily through a direct sales force, and in the United Kingdom and France through a mixture of direct sales as well as indirect channels. At December 31, 2004, Ross, Pivotal and IMI had approximately 126 sales and marketing employees, collectively.

     In other areas of the world, we sell our products through partners and distributors. Ross has distributors in various countries in the following regions: Asia (including China and Japan), Australia/New Zealand, Eastern and Western Europe, the Middle East, South America, and Southeast Asia. Pivotal has over 50 independent members of its partner program which embed, resell or distribute its products, comprised of original equipment manufacturers, consulting and professional services companies, progressive product development organizations, and regional consulting and sales agents that meet certain criteria. Pivotal has partners in various countries in the following regions: Asia (including China and Japan), Australia/New Zealand, Eastern and Western Europe, the Middle East, South America, and Southeast Asia. These partners and distributors pay royalties on the sales of products and maintenance services.

     In support of our sales force, partners and distributors, our enterprise application software subsidiaries conduct a variety of marketing programs which include telemarketing, direct mailings, online and print advertising, promotional material, seminars, trade shows, public relations and on-going customer communication. These subsidiaries also conduct a significant amount of marketing efforts using online channels including web-based seminars, online newsletters, and electronic direct mail, participate in industry, customer and analyst events, and hold local events to better meet the needs of prospects, partners, distributors and customers around the world.

     We and our enterprise application software subsidiaries also conduct communications programs to establish and maintain relationships with key trade press and industry analysts. We have customer marketing teams targeted at working directly with our customers to obtain feedback and to track ongoing customer success stories. Our enterprise application software subsidiaries also hold joint web events with marketing partners and others, co-author business papers, and create and publish other materials that are of value to our customers and partners in making a decision to purchase a one of our products.

     CDC Software Asia Pacific. We believe that two of our key target markets will be Japan and China. Starting in late 2004 and continuing through 2005, we are emphasizing the growth of CDC Software Asia Pacific which was formed in 2004 to sell our entire range of enterprise application software products in the Asia Pacific region, including Australia and New Zealand. As of December 31, 2004, the CDC Software Asia Pacific (which includes CDC Software Australia/New Zealand, CDC Software China/Hong Kong, CDC Software Japan and CDC Software Southeast Asia/Korea) headcount included approximately 35 sales and marketing personnel. In addition, CDC Software Asia Pacific helps to distribute various business applications of third party vendors to the China market, including financial accounting and process manufacturing applications of Best Software through a master distributor agreement between CDC Software and Best Software.

     Product Development

     To meet the increasingly sophisticated needs of our customers and address potential new markets, we generally strive to enhance the functionality of our existing products. Our enterprise application subsidiaries use a variety of methods to survey our customers, including questionnaires, direct discussions, and meetings at annual user conferences. We incorporate many recommendations into our products. We also conduct a variety of forms of market research with industry analyst groups and targeted industries to determine strategies for new features and functions. We are committed to achieving advances in the use of computer systems technology and to expanding the breadth of our product lines. Development activity during 2004 covered a wide range of evolving functionality enhancements to present releases of our products. For example, in October 2004, Ross debuted iRenaissance 5.9 which delivered increased features and functionality, such as enhanced ability to run and track product promotions, provided manufacturers with a more complete operational system of record, added additional industry-specific functionality, increased automation and improved usability, and in May 2005, Ross introduced iRenaissance SCM 5.9.1 which offered improved planning and scheduling, enhancements to demand planning, enhancements to ERP integration and support for Oracle 10g technology. In addition, in June 2004, Pivotal introduced Pivotal 5.1 which featured advanced email management, enhanced integration with Microsoft Office 2003, improved mobility and featured support for global, multi-language marketing campaigns. During 2004, Pivotal also introduced a number of products for the selected industries we are targeting, including Pivotal Asset Management 3.5 in February 2004, Pivotal Healthcare eBroker 3.0 in June 2004, Pivotal Healthcare eEnrollment 3.1 in August 2004 and Pivotal Homebuilder Front Office 3.4 in September 2004. Projects in progress being carried into 2005 include several functionality enhancements important to a broad base of our customers, a new product release for medical device manufacturers, incremental enhancements for products designed for our targeted industries, a new analytics product and ongoing improvements to the integration aspects of applications which have been incorporated into our product suite. We released the next version of Pivotal’s CRM software suite, version 5.7, in May 2005 which enhanced integration with Microsoft Outlook email, included improved analytics functionality, included Unicode CRM data support and enhanced Pivotal’s .NET customization and application development capabilities. In June 2005, IMI released IMI Order v9 and IMI Warehouse v5.

     We have been increasingly moving software development capabilities for our enterprise application software products to India and China. Pivotal has established a software development center in Bangalore, India and Ross has established a software development center in Shanghai, China.

     Intellectual Property

     We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. We do not currently hold any patents nor do we have any patent applications pending. There can be no assurance that any copyrights or trademarks held by us will not be challenged or determined to be invalid.

     As part of our confidentiality procedures, we have policies of entering into non-disclosure and confidentiality agreements with our employees, consultants, corporate alliance members, customers and prospective customers. We also enter into license agreements with respect to our technology, documentation and other proprietary information. These licenses are nonexclusive and generally perpetual. We provide for source code escrow arrangements under some of our license agreements. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States and Canada, although we do seek protection elsewhere in selected key markets. Effective protection of intellectual property rights may be unavailable or limited in some countries. Some countries, such as the People’s Republic of China, may not protect our proprietary rights to the same extent as in the United States and Canada. In particular, software piracy has been an issue in China for many software publishers, although we believe the complexity of our software products and the need to customize, maintain and upgrade such products mitigates the risk of software piracy. There can be no assurance that protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

Mobile Services and Applications

     Overview

     Our mobile services and applications business provides popular news and mobile applications services targeting the consumer market in China. We offer wireless services including SMS (Short Message Service), MMS (Multimedia Message Service), WAP (Wireless Application Protocol) and IVR (Interactive Voice Response). We have established strong local direct connectivity with provincial mobile network operators in 29 provinces, which facilitates the marketing and promotional activities of our wireless services. Our mobile services and applications business is primarily operated through Newpalm and Go2joy, both of which are held through our subsidiary, China.com.

     Revenues from our mobile services and applications business increased approximately 40% to US$23.7 million in 2004 from US$16.9 million in 2003. As a percentage of total revenues, however, revenues from our mobile services and applications business decreased to 13% of total revenues in 2004 from 22% of total revenues in 2003, principally due to the significant growth of our software business.

     Products and services

     We currently offer a comprehensive suite of mobile data applications, including dating, chatting, fortune telling, entertainment, information-related content and community services to mobile subscribers in China utilizing SMS, MMS, WAP and IVR services.

     Services. Our mobile data application products are available through a variety of services, including the following:

•	SMS. SMS (Short Message Service) is a communications protocol which allows users to access, download and communicate information consisting of fairly simple and short text messages through mobile phones.

•	MMS. MMS (Multimedia Message Service) uses General Packet Radio Service technology, or GPRS technology, and has a greater capacity than SMS. MMS transmits more data in a single message, enabling users to access and download color pictures, multi-tonal sounds and Flash files.

•	WAP. WAP (Wireless Application Protocol) is a set of communications protocols that standardizes the manner in which wireless devices (such as mobile phones) are used for Internet access. WAP allows users with WAP enabled handsets to browse content in a more user-friendly format on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet websites. WAP also uses GPRS technology, enabling users to access and download color pictures, multi-tonal sounds and Flash files.

•	IVR. IVR (Interactive Voice Response) provides users with voice content, such as celebrity voice greetings and news information.

     Products. Some of our more popular products available through the different services, include:

•	Mobile Dating. Our mobile dating services are subscription-based community services that provide dating and chatting platforms through which subscribers may meet and socialize, or arrange to meet in person, by sending wireless messages. Users can select a particular geographic location to meet friends and set criteria, including age, gender, hobbies and qualifications, for the friends they would like to meet. Some services combine a mobile platform with our Internet portals so that subscribers can conduct chat sessions with online subscribers or mobile subscribers. In addition, certain subscribers can record and upload video clips and/or photos onto online websites, which enhances the communication among our online and mobile subscribers.

Mobile subscribers can access mobile dating services through SMS, WAP and IVR.

•	Fortune Telling. We offer a subscription and on-demand service that provides fortune telling and tips on one’s luck for the day. Users enter their birth dates and select fortune categories, such as relationships, general fortune or career that they would like to inquire.

Mobile subscribers can access fortune telling through SMS, MMS, WAP and IVR.

•	Jokes. We offer jokes on both a subscription and on-demand basis. Users can subscribe to a fixed number of jokes to be delivered each day, or they can order on a per-joke basis, which is delivered on demand. We develop our daily jokes internally or select jokes submitted by users.

Mobile subscribers can access jokes through SMS, MMS, WAP and IVR.

•	Mobile Games. We offer mobile games to subscribers. For Java based mobile games, subscribers can download these games to their handsets and play them with their handsets repeatedly. We offer these games through third party game developers. We also offer interactive network games of various types that we develop ourselves.

Mobile subscribers can access mobile games through SMS, WAP and IVR.

•	Information-Related Services. We offer current information, such as stock quotes, news and local weather conditions, and entertainment related products such as music and celebrity voice greetings to subscribers on a subscription and on-demand basis. Most of the information distributed from our mobile platform is aggregated from content partners through revenue sharing arrangements.

Mobile subscribers can access information-related services through SMS, MMS, WAP and IVR.

•	Pictures and Ringtones. We provide ringtone, picture and logo downloads through China.com’s portal and through a subscriber’s mobile handsets on a subscription and per download basis.

Mobile subscribers can access pictures and ringtones through SMS, MMS, WAP and (for ringtones) IVR.

     Customers and Suppliers

     Our mobile services and applications companies have revenue sharing arrangements with China Mobile and China Unicom under which we receive 70% to 85% of the subscription fee collected from a mobile subscriber, with the balance being retained by the mobile operators as a fee for billing and collection. In addition to our charges, the mobile operators separately charge their subscribers RMB0.10 to RMB1.00 for every SMS, MMS or WAP message sent. These amounts are collected by the mobile operator and are not shared with us.

     As of January 1, 2005, in response to significant changes in the operation of the mobile services and applications business in China, we are recording revenues from our mobile services and applications business on a “gross basis” (including the portion of the mobile services and applications revenue paid to mobile network operators as an addition to revenues and as an additional cost of revenues) rather than a “net basis” (excluding the portion of the mobile services and applications revenue paid to the mobile network operators).

     Sales and Marketing

     We focus our sales and marketing efforts on enhancing our relationships with China Mobile and China Unicom and launching promotions both through our portals and the general media. Currently, we have approximately 100 sales and marketing personnel who are located throughout China, including in Beijing, Nanjing, Shandong, Guangdong and Hangzhou, and maintain our relationships with China’s mobile operators at the national and local provincial level. Our primary sales and marketing initiatives in mobile services and applications include promotional activities through mobile operators, bundled access through partnerships with mobile operators and handset manufacturers, direct marketing through consumer portals like www.china.com, and general media advertising in traditional media, including point-of-purchase promotions, newspaper and magazine advertisements, radio and TV advertisements.

     Recent Initiatives – Interactive Media Services

     In May 2004, we acquired Go2joy, a China-based mobile services and applications provider. Go2joy has also partnered with other media companies in China which are seeking to develop interactive media services for television, including services to incorporate IVR technology in television programs run on China’s national state-owned television station. In addition, Go2joy currently offers entertainment-related content to subscribers which use its IVR technologies. In connection with the acquisition, we made an initial cash payment of US$9.6 million in April 2004 and a second cash payment of US$12.4 million in 2005, with a third payment due in 2006 based upon an earn-out formula. See Note 4(e) to the Audited Financial Statements for a description of the earn-out formula. Total consideration payable for the acquisition is not to exceed US$60.0 million.

     Advertising/marketing

     Overview

     Our advertising/marketing business encompasses a range of businesses, including our Internet media business which is focused on online entertainment and Internet products and services that target users in China via our portal network (www.china.com and www.hongkong.com). This segment also includes a marketing database and marketing support business conducted principally in Australia and New Zealand through Mezzo Business, and a Singapore-based travel trade publisher and event organizer serving the travel and tourism industry in the Asia Pacific region operated by TTG Asia Media Pte Limited, or TTG.

     Revenues from our advertising/marketing business increased to US$11.7 million in 2004 from US$8.8 million in 2003. As a percentage of total revenues, revenues from our advertising/marketing business decreased to 6% of total revenues in 2004 from 11% of total revenues in 2003, principally due to the significant growth of our software and mobile services and applications businesses.

     Internet Media

     Portal network. Our portal network creates online communities and enables e-commerce in Greater China. Each of our portal websites (www.china.com and www.hongkong.com) is a portal that acts as a gateway to the Internet. We have been developing our portal network since our inception in June 1997. Our portal network currently provides users with Chinese versions of Greater China content services, online community products, and e-commerce services. Our portals offer a unique blend of:

•	content delivery services such as search engines, directories and localized information;

•	community products such as e-mail, SMS, MMS, WAP, web-hosting, newsletters, chat and message boards; and

•	e-commerce products such as an online shopping mall and online subscription based products and services.

     Interactive games. In February 2004, our subsidiary, China.com, made a strategic investment in a company which owns Beijing 17game Network Technology Co., Ltd., or 17game, a Beijing based online games company. Under the terms of the strategic investment, China.com acquired a 36.5% equity interest in the company which owns 17game through investments totaling US$4.0 million. China.com has the option to acquire up to 100% of such company based on an earn-out formula, with total consideration not to exceed US$50 million.

     17game has launched and currently distributes three online games in the China market, Droiyan, Travia and Yulgang, online fantasy role-playing games based upon characters created in Korea. 17game’s distribution network in China includes Internet cafes, software distributors, bookstores and department stores.

     Marketing Database and Marketing Support Business

     During 2004, we continued the process begun in 2003 to orient our small Australia based advertising/marketing business towards higher margin services related to database marketing.

     Our Mezzo business in Australia provides business marketing data and marketing support services. Mezzo maintains the IncNet databases as a source of marketing intelligence on medium and large companies and organizations in Australia and New Zealand. The IncNet databases, which identify decision makers within approximately 50,000 organizations in Australia and New Zealand, are used as a source of information by many business-to-business direct marketers in Australia and New Zealand. Direct marketers and other customers can use this data to develop and execute marketing campaigns, measure market penetration and analyze marketing opportunities.

     Marketing support services offered by Mezzo include inbound and outbound call center services, market analysis and research, and marketing database development services. In addition, Mezzo offers email marketing services as a method to send customized newsletters, invitations, special promotions, service announcements and direct marketing campaigns, with the ability to monitor and track responses by, for example, recording recipients clicking through to a website or confirming the time and date the message was opened. Services are provided for marketers in several industries, including the financial services, consumer goods and automotive sectors. Mezzo has also used its data resources to assist companies in refining their marketing strategies, and has developed various modeling techniques to segment markets, quantify opportunities and allocate resources to the appropriate sales channel.

     Travel and Trade Business

     TTG publishes literature for the travel industry and organizes industry events. It is one of Southeast Asia’s most established information and access providers to the travel and tourism industry. TTG offers a wide range of travel and tourism media products, including publications, exhibitions, database management and Internet products. TTG also offers integrated marketing solutions and a platform for customers to showcase their products and services in the travel and tourism industry. TTG sells its products and provides services directly to its customers, such as travel associations and government agencies.

Business Services

     Overview

     Our business services offering includes eBusiness consulting, web development, information technology services and outsourcing in Hong Kong, Australia, Korea, and the United States. Our business services companies provide program management, outsourcing services, application development and on-going support services using a range of technologies. These services are principally offered through our subsidiaries, Ion Global, Ascent SGI, Praxa and PK Information Systems.

     Revenues from our business services offering increased approximately 6% to US$39.4 million in 2004 from US$37.2 million in 2003. As a percentage of total revenues, however, revenues from our business services offering decreased to 22% of total revenues in 2004 from 48% of total revenues in 2003, principally due to the significant growth of our software and mobile services and applications businesses.

     eBusiness Consulting and Web Development

     We offer eBusiness consulting and web development services primarily through our wholly-owned subsidiary, Ion Global, which has offices in San Francisco, Hong Kong and Korea. Ion Global (other than Ion Global Korea which is engaged in providing solutions geared to the mobile business) is engaged in planning, architecting, and delivering e-business consulting services for both Fortune 500 multinational corporations and pan-Asian clients. Ion Global typically assists clients with the adoption of web-based technologies and helps clients deploy web-based initiatives to lower costs, increase sales, or increase efficiency. The industries with which Ion Global has the most experience are financial services, travel and transportation, communications, media and consumer goods.

     Information Technology and Outsourcing Services

     We offer a variety of information technology services, including technology consultancy and development services for the telecommunications industry in Korea through our subsidiary, Ion Global Korea, and IT business consulting services, managed IT services, outsourced applications development, and systems integration services for corporate and government clients in the United States through our subsidiary, Ascent SGI, and in Australia through our subsidiaries, Praxa and PK Information Systems.

     Ion Global Korea. Ion Global Korea provides mobile user interface design consultancy and development services for a number of leading Korean companies in the telecommunications industry. Ion Global Korea’s customers include service providers, mobile handset manufacturers and manufacturers of MP3 devices, wireless Internet broadband devices and interactive televisions. Ion Global Korea has expertise in designing user interfaces and graphic user interfaces which are considered critical to the success or failure of these devices which need to operate under a variety of pre-defined industry standard specifications. Industry standard specifications which Ion Global Korea designs under include, Wireless Internet Platform for Interoperability (WIPI), a standard developed in Korea to provide an operating environment for applications downloaded via the wireless Internet for use on a mobile device (like an MP3 player), Wireless Application Protocol (WAP), an open international set of communications protocols that standardizes the manner in which wireless devices (such as mobile phones) are used for Internet access, and Video on Demand (VOD), a technology to enable individuals to select videos from a central server for viewing on demand (for use in interactive televisions).

     Ascent SGI and Praxa. Ascent SGI is a 51% owned subsidiary with offices in the metropolitan New York region. Praxa is a wholly owned subsidiary with offices in Australia. Both of these subsidiaries are IT professional services providers specializing in providing IT consulting services, outsourced applications development, systems integration services and managed IT services to corporate and government market clients.

•	IT Consulting Services. Our IT consulting services and project management services involve working with clients to understand their business issues and to identify and document achievable technical solutions to provide tangible business improvements. Utilizing staff with a range of industry experience, Ascent SGI and Praxa each offer independent analysis, advice and technical consulting services to help customers plan, evaluate, select, develop and implement effective business solutions. Praxa also offers assistance with business planning and process modeling, financial modeling, defining and documenting business requirements, requests for tenders, defining functional specifications, and change control management.

•	Outsourced Applications Development. Outsourced applications development involves the design, development, testing and deployment of custom software applications. Ascent SGI offers engineers with experience in enterprise system design, object oriented analysis and design, and database design and implementation to help develop custom applications for clients. Praxa has developed an ISO9001:2000 certified delivery process which defines project management, analysis, design, software development, testing, deployment, quality control and support processes to enable Praxa to deliver systems adapted to the custom needs of the client. Both Ascent SGI and Praxa have custom applications development capabilities on several platforms, including Microsoft .NET technology.

•	Systems Integration Services. System integration services integrate third party software solutions with custom developed interfaces to allow clients to utilize software solutions from various vendors.

By combining IT consulting services and applications development capabilities, Ascent SGI and Praxa assist clients in implementing off-the-shelf software solutions into existing systems. Both Ascent SGI and Praxa are involved in implementing Pivotal CRM solutions into the existing systems of clients. In addition, Praxa leverages upon its association with Microsoft as a “Gold Certified Partner in Business Intelligence” to develop its systems integration services business.

•	Managed IT Services. Ascent SGI and Praxa each offer a variety of managed IT services for clients, including outsourcing, facilities management and strategic infrastructure projects. IT outsourcing offers a practical alternative for organizations wanting to concentrate on core business activities, rather than devote limited resources to IT matters. Managed services include, providing outsourced desktop and data management, help desk support and information technology asset ownership, and acting as a strategic source for certain segments of a organization’s IT environment (such as second level support beyond the help desk).

     PK Information Systems. PK Information Systems is an information technology services business in Australia which has specialized capabilities in the areas of Microsoft technologies, .NET application development and business intelligence solutions. PK Information Systems offers a range of solutions to help organizations solve key business issues to accomplish organizational goals. Their clients include numerous New South Wales state government departments and corporate organizations.

Treasury management

     We generated US$9.7 million of interest income in 2004, and as of December 31, 2004 our debt securities investment portfolio amounted to US$179.9 million.

     We invest on the basis of recommendations from international investment banks, as well as information and credit ratings provided by independent ratings agencies including Moody’s Investors Service and Standard & Poor’s. When purchasing or selling debt securities, our policy is to obtain between three and five competing quotes. Generally, a debt security’s credit quality depends on the issuer’s ability to pay interest on the amount borrowed and to repay principal. The lower the credit rating, the greater the risk the issuer will default or fail to meet their payment obligations, as determined by the rating agency. As of December 31, 2004, 86.1% of our debt securities were invested in AAA-rated securities of U.S. government sponsored enterprises or U.S. Treasuries. We also hold AAA-rated short-term corporate debt which matures by March 2006, representing 8.4% of our debt securities. At present, we hold only one security that is rated lower than AAA. In the event of a downgrade in an investment to BBB-, as rated by Standard & Poor’s, or Baa3, as rated by Moody’s Investors Service, we will generally implement an orderly sale of the security in order to maintain a relatively conservative stance in our portfolio, although on a case-by-case basis we may decide to retain such debt securities. For a summary of the effects of our treasury management program on our liquidity and capital resources and our material market risks, see Item 3.D – “Key Information – Risk Factors – Risks relating to treasury management”, Item 5.B – “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk”.

     As of December 31, 2004, our investments in debt securities of US$179.9 million are effectively reflected in our consolidated financial statements at their fair values, based on the market values of publicly traded debt securities and the estimated fair values of unlisted debt securities having regard to the prices of the most recent reported sales and purchases of the securities. At the end of each quarter, if the end of the quarter fair value of a debt investment is below the original investment cost, the difference is charged to “accumulated other comprehensive income” under the shareholders’ equity section of our consolidated balance sheet. If the fair value of any of our debt investments declines below its investment cost and the decline is considered “other-than-temporary”, the decline would then be reflected as an expense under “impairment of cost investments and available-for-sale securities” in our consolidated statement of operations.

     As of December 31, 2004, we had generated a significant portion of our interest income from our investments in debt securities. Our interest income, which was US$9.7 million for 2004, is a source of liquidity for our working capital needs. Of this US$9.7 million, US$6.8 million was generated by our investments in debt securities. Our consolidated quarterly interest income ranged from approximately US$1.9 million to US$2.8 million during 2004. Of this, interest income from debt securities ranged from approximately US$1.4 million to US$2.3 million. This reflects an annual interest income of US$6.8 million or a yield of 2.8% on the average balance of US$246.6 million of debt securities between January 1 and December 31, 2004, compared to a yield of 3.1% in 2003. The drop in yield from 3.1% in 2003 to 2.8% in 2004 was due to declining interest rates, a more conservative strategy of investing in short maturity, highly rated securities, and the declining cash and securities holdings of the company.

Goals and Strategy

     Our business model has evolved away from a pan-Asian Internet company, and our goal is to be a global company focused on enterprise software and mobile services and applications with additional operations in advertising/marketing and business services. In light of the challenging environment in which our businesses operate, we have been and intend to be flexible in fulfilling our goal. The below discusses our competitive strengths and strategy with respect to our primary lines of business.

Enterprise Software

     Competitive strengths

     We believe our principal competitive strengths in enterprise software include the following:

     We offer a range of enterprise software products which enable businesses to increase revenues, margins and customer loyalty. Our enterprise software products attempt to achieve enterprise-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources and sales, utilizing common databases and programs that share data on a real time basis across multiple business functions. By offering a broad range of enterprise software products, including products for enterprise resource planning, supply chain management, customer relationship management, order management systems, human resource management and business intelligence, we have products, services and professionals to fill a wide range of customer needs. With our products and services, our customers can increase revenues, improve customer loyalty, increase customer retention and increase customer net value, while decreasing costs by streamlining processes and interactions between employees, partners and customers.

     We have developed industry products for specific industry segments (“micro-verticals”). Many of our enterprise software products have been tailored to be industry-specific which allow businesses to immediately gain business benefits as the industry-specific customizations have already been completed. For example, with respect to Ross’ products, Ross focuses on the food and beverage, life sciences, chemicals, metals and natural products industries. Pivotal’s products have already been optimized and configured to include CRM products for the financial services (asset management, capital markets, commercial banking and private banking), healthcare, homebuilder and life sciences (medical device manufacturing) markets. IMI’s products have been tailored towards order management, warehouse management and store replenishment for the grocery, specialty goods and pharmaceutical and over-the-counter drugs industries.

     Our products can be implemented rapidly, can be easily customized and are relatively easy to learn, all of which helps to yield a low total cost of ownership but high return on investment. Businesses can use our products without significant customization, thereby expediting the implementation process. If they so desire, businesses can easily customize our products to reflect their own internal processes. As a result, our products can be cost-effectively deployed, and require relatively few customer resources for ongoing support, system maintenance and end-user training. Our products are also relatively easy for end-users to learn, which helps to lower start-up training and deployment costs.

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

     Strategy

     Our goal is to be an integrated global enterprise solutions company offering a complete range of software products to meet the needs of mid-sized enterprises, with the capability of providing high quality, low cost outsourced software development services to develop additional products and offer support services complementary to our product line to meet our customers’ needs. The key elements of our strategy are as follows:

     Extend existing applications and product scope. We intend to continue the development of our applications to add new functionality. For example, in October 2004, Ross debuted iRenaissance 5.9 which delivered increased features and functionality, such as enhanced ability to run and track product promotions, provided manufacturers with a more complete operational system of record, added additional industry-specific functionality, increased automation and improved usability, and in May 2005, Ross introduced iRenaissance SCM 5.9.1 which offered improved planning and scheduling, enhancements to demand planning, enhancements to ERP integration and support for Oracle 10g technology. In addition, in June 2004, Pivotal introduced Pivotal 5.1 which featured advanced email management, enhanced integration with Microsoft Office 2003, improved mobility and featured support for global, multi-language marketing campaigns, and in May 2005, Pivotal introduced Pivotal 5.7 which enhanced integration with Microsoft Outlook email, included improved analytics functionality, included Unicode CRM data support and enhanced Pivotal’s .NET customization and application development capabilities. In June 2005, IMI released IMI Order v9 and IMI Warehouse v5. We believe continued investments in our core products will increase our competitiveness in attracting new customers and increase our cross-selling opportunities within our existing customer base. In addition, we plan to offer new versions of our applications that support a wider variety of international customers and their respective business practices and languages. We also intend to continue to develop industry products for specific industry segments (“micro-verticals”) where we believe we can cost effectively generate leads and enhance our product differentiation.

     Invest in our existing businesses and align their operating plans. Now that we have recently completed the initial process of growing our line of enterprise application software products through several significant acquisitions, including the acquisitions of IMI in September 2003, Pivotal in February 2004 and Ross in August 2004, we are looking to invest in our existing businesses and align their operating plans to capitalize on future growth. Steps which we have taken include the appointment of J. Patrick Tinley as the head of both Ross and IMI, and the appointment of a single person to be in charge of product development at both Ross and IMI. Steps in process include looking to grow the sales organizations and locate additional channel partners (both direct and indirect). We have also formed a product council in early 2005 which is mandated to manage our product roadmap and development plans, including resolving questions such as the technology platforms for our products. In addition, we have established an operating council in early 2005 comprised of senior corporate management and heads of our major software businesses to discuss strategic and operational issues, review and approve new investments, review progress and implementation, and solve issues which cut across our various software businesses.

     Target the markets in Japan and the PRC for enterprise application software, and leverage our experience and brand name in the Asia Pacific region. While we have clients worldwide, some of our key target markets will be Japan and the PRC. We believe that the potential growth of the enterprise software and business services market for mid-market manufacturing is significant in Japan and the PRC because many companies are re-locating their manufacturing operations to the Asia Pacific due to lower overhead and labor costs, and because enterprise software products developed for the mid-market are more appropriate for the Japanese and the PRC markets due to the fact that in general, such products are easier to use, can be implemented rapidly and can be easily customized which helps to yield a low total cost of ownership; yet, such products can also be scaled with the growing needs of the customer.

     Leverage cross-selling opportunities with our expanded customer base. With the acquisition of Ross, Pivotal and IMI, we have, together with our other enterprise application software companies, approximately 3,500 customers worldwide which have licensed our products. We believe that this large, global customer base provides a platform for cross-selling synergies within the group, and we plan on offering to individual customers the capability of purchasing from our group of related companies complementary product and service offerings. We further believe that our ability to approach individual customers is further enhanced with our greater global scale and global marketing presence.

     Complement our product line through selective acquisitions. While we have built a broad product line principally through acquisitions, we may seek to add additional capabilities and functionalities with selective acquisitions of additional software, technologies or companies to complement the capabilities of our existing products. We believe that mid-market customers would find appealing the ability to contract with a single company which can offer a complete range of enterprise software products to meet all of their enterprise software needs, so we may seek to selectively acquire from around the world “best of breed” software and technologies to complement the line of enterprise software products which we offer.

Mobile services and applications

     Competitive strengths

     We believe our principal competitive strengths in our mobile services and applications business include the following:

     Integrated mobile and portal platforms. We offer a broad range of mobile products and services in China through our integrated mobile and portal platforms. We leverage our global exposure to introduce advanced mobile services and applications and to expand and enhance our product selections in China. In addition, we have made recent strategic investments, such as in Go2joy and 17game, to further enhance our capability to expand our product offerings and develop new products internationally.

     Scalable, high-margin business model. Our mobile services and applications business is highly scalable with relatively low incremental operating costs. We have developed a cost-effective development and distribution platform. After incurring initial research and development costs for mobile services and applications, we can deliver such products to a large mobile subscriber base quickly and at a low cost.

     Extensive China-wide network coverage with direct local connectivity. Our mobile services and applications are accessible to China’s large mobile subscriber base through our nationwide network coverage. We have direct local connectivity with China Mobile in 28 provinces and with China Unicom in 26 provinces. We believe our nationwide coverage facilitates our promotional activities. Our coverage also contributes to our high success rate for SMS, MMS, WAP and IVR messages sent, which enhances our revenues and financial position.

     Recognized brand names in China. We believe our China.com brand is recognized throughout China, and we operate the www.china.com portal. As of May 19, 2005, Alexa, a subsidiary of Amazon.com, ranked www.china.com as 57th of all websites globally, and also ranked www.china.com as 14th among all simplified Chinese character websites, as measured by user traffic.

     Experienced management team. Our management team has extensive experience in our businesses. For example, our mobile services and applications management team has an average of over 15 years of experience in the mobile data applications market in China, and members of Newpalm’s management helped Motorola establish operations in China in the early 1990’s. We believe that our management’s extensive industry experience, combined with our dedication to and reputation for technical excellence, differentiates us from our competitors and provides us with a competitive advantage when introducing new mobile services and applications and recruiting new talent.

     Strategy

     Our goal in our value-added mobile services business is to become one of the dominant providers of mobile services and applications in China and to emerge as a major player in the mobile services and applications sector. To achieve this goal, we intend to:

     Expand our product selection and integrate new mobile services and applications. We are expanding our existing mobile data products and services by developing and integrating new applications. We also intend to leverage our existing integrated mobile services and applications, interactive media and marketing platforms to identify and develop new mobile data applications with the potential to generate significant consumer demand. We plan to introduce new mobile services and applications and innovative technology from various international markets to capitalize on the long term growth opportunities for mobile data services in China. We also intend to access developed markets to source advanced and innovative technologies and applications from these markets to the China market.

     Broaden our customer base. We have maintained strong relationships with leading mobile network operators in China, at both the national and local provincial levels. We intend to further develop these relationships to expand our existing mobile data products, broaden our customer base and increase our average revenue per unit. We also intend to work more closely with provincial mobile operators to implement joint promotional services that target their mobile subscribers. We intend to use a variety of traditional media, including television, radio, newspaper and magazine advertisement, in addition to our existing marketing channels to enhance our marketing efforts.

     Pursue selective strategic acquisitions and investments to achieve greater scale. We anticipate subscriber usage of data and other non-voice applications on mobile devices to grow significantly as China’s mobile network becomes more technically sophisticated through the deployment of newer network technologies. In response to this increasing demand, we intend to pursue selective strategic acquisitions and investments aimed at complementing our existing suite of mobile data products, services and applications.

Advertising/marketing

     In 2005, we are placing renewed emphasis on the development of our www.china.com portal network. We believe the portal network will play a critical role in driving synergies among our other related businesses, including our mobile services and applications and online games businesses, and will serve as a strategic and core business platform. We have begun to implement a repositioning strategy for the portal network to sharpen its vertical focus, and extend the depth of its product offerings in channels such as military, automobile and sports. During 2005, the portal plans to further leverage upon its selection in June 2004 as the exclusive online partner for the 10th National Games of the People’s Republic of China. The Games will be held in October 2005 in Jiangsu Province, and will be the largest nationwide sports event in China during 2005. The portal network launched both the official website for The Games (www.10thgames.org.cn) and the commercial website for The Games (http://titan.china.com) during the second half of 2004. We believe that these websites will become platforms for numerous online marketing campaigns and sponsorship programs, and a method to drive page views for the www.china.com portal.

     During 2004, we continued the process begun in 2003 to orient our small Australia based advertising/marketing business, Mezzo/IncNet, towards higher margin services related to database marketing.

We intend to focus on providing business marketing data and marketing support services utilizing our IncNet databases which contain information on a large number of medium and large companies and organizations in Australia and New Zealand. Our current strategy includes:

•	developing and enhancing our existing proprietary marketing databases;

•	extending into recurring subscription based data services; and

•	solidifying our existing sales channel relationships.

Markets and Operations

     We operate in 14 countries across Asia Pacific, Australia, Europe, North America and South America.

Legal Proceedings

     As of the date hereof, other than as set forth below, there is no material litigation pending against us. From time to time, we and our subsidiaries are a party to other litigation and claims incident to the ordinary course of business. While the results of such litigation and claims cannot be predicted with certainty, we believe that the final outcome of such other matters will not have a material adverse effect on our financial position, results of operations or cash flows.

     Harry Edelson

     In October 2003, Harry Edelson, a former member of our board of directors, brought an action against us and Dr. Raymond Ch’ien and Mr. Peter Yip, two members of our board of directors, seeking injunctive relief and monetary damages in connection with alleged violations of the Securities Exchange Act of 1934, as amended, in connection with his failure to be re-elected to the board at our 2003 annual general meeting. In February 2004, Mr. Edelson appealed a decision by a lower court to dismiss the action which the appeals court denied in April 2005. Mr. Edelson has appealed the decision of the appeals court. In the interim, in February 2004, Mr. Edelson brought an amended action against us based upon the same allegations seeking monetary damages. Discovery in the amended action is expected to continue until September 2005. We believe that the actions brought by Mr. Edelson are without merit and we intend to vigorously defend such actions.

     Class Action Lawsuit

     A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of our securities between July 12, 1999 (the date of our IPO) and December 6, 2000, inclusive. The complaint charges us and the underwriters in our IPO with violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that the prospectus used in our IPO was materially false and misleading because it failed to disclose, among other things, that (i) the underwriters had solicited and received excessive and undisclosed commissions from certain investors, in exchange for which the underwriters allocated to those investors material portions of the restricted numbers of our shares issued in connection with the IPO; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate our shares to those customers, in exchange for which the customers agreed to purchase additional shares in the aftermarket at pre-determined prices. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover US$1 billion from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover US$1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to our insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately US$3.9 million. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. The independent members of our board of directors approved the proposed settlement at a meeting held in June 2003. As of March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions.

     Herkemij & Partners Knowledge

     In April 2004 Herkemij & Partners Knowledge B.V., or Herkemij Knowledge, filed a civil action against our subsidiaries Ross and Ross Nederland alleging Ross and Ross Nederland developed a software program named iProject using documentation and source code from Herkemij Knowledge’s copyrighted Project Administration and Control System. The action includes counts for copyright infringement, misappropriation of trade secrets, and unfair competition and seeks, among other things, injunctive relief, damages totaling US$5.0 million to US$10.0 million, and payment of royalties. In September 2004, the case against Ross Nederland was dismissed for lack of personal jurisdiction, and in February 2005, a hearing was held in which the judge refused to dismiss the case against Ross, but transferred the case to the Northern District Court of Georgia in Atlanta. We believe that the action is without merit, and intend to vigorously defend such action.

C. Organizational Structure

CDC Corporation was incorporated in June 1997. The following table sets forth our significant subsidiaries organized by business segment as of December 31, 2004. Please note that the following table does not include our intermediate holding companies.

( ) Denotes percentage ownership

*	Subsidiaries held under our 81% owned subsidiary, China.com, which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, or GEM

Corporate Structure in China for our China.com Subsidiary

     Overview

     China.com, an 81% owned subsidiary, operates the following three primary business units in China:

-	Newpalm (wholly owned);

-	China.com Portal (wholly owned); and

-	Go2joy (wholly owned).

     China.com makes investments in each of these business units mainly through offshore holding vehicles registered in the British Virgin Islands or Cayman Islands.

     Trust Deed Arrangements

     To comply with legal considerations in China, China.com conducts a significant portion of the operations of these business units through domestically registered companies in China, referred as ICPs, which are held under trust deed arrangements under which the trustees are employees of China.com who are Chinese nationals and the offshore holding vehicles of China.com registered in the British Virgin Islands or Cayman Islands are the 100% beneficiaries of the trusts.

     With respect to our Newpalm business unit, we have formed two ICPs, Beijing Newpalm Technology Co., Ltd., or Beijing Newpalm, and Beijng Wisecom Technology Co., Ltd., or Beijing Wisecom. Two of China.com’s employees, Mr. Wang and Ms. Xie, each own 50% of Beijing Newpalm and 50% of Beijing Wisecom, respectively. Beijing Newpalm and Beijing Wisecom are held under trust deed arrangements under which Mr. Wang and Ms. Xie also serve as trustees of the trusts, and hongkong.com Limited is the holding vehicle of China.com incorporated in Hong Kong which is the 100% beneficiary of the trusts.

     With respect to our China.com Portal business unit, the ICP is Beijing China.com Technology Services Co., Ltd., or Beijing China.com. Three of China.com’s employees have ownership interests in Beijing China.com with Mr. Wang and Ms. Wang each owning 40% of Beijing China.com and Ms. Xie owning 20% of Beijing China.com. Beijing China.com is held under trust deed arrangements under which Mr. Wang, Ms. Wang and Ms. Xie also serve as trustees of the trusts, and chinadotcom Portals Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

     With respect to our Go2joy business unit, the ICP is Beijing He He Technology Co., Ltd., or Beijing He He. Two of China.com’s employees have ownership interests in Beijing He He with Ms. Wang and Ms. Wu each owning 50% of Beijing He He. Beijing He He is held under trust deed arrangements under which Ms. Wang and Ms. Wu also serve as trustees of the trusts, and Double Keen Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

     Under the trust deed arrangements, the trustees hold the shares of the ICPs, with the offshore holding vehicle of China.com as beneficiary. The appointment of each trustee is indefinite, unless terminated by the beneficiary. The trust deed arrangements require the trustees to transfer and administer the shares held under trust and distribute all dividends and interests payable on the shares held under the trust as directed by the beneficiary. In addition, the trust deed arrangements require the trustees to vote their shares in such manner as the beneficiary directs in writing. The trust deeds are governed by Hong Kong law and subject to arbitration in Hong Kong. No additional compensation is payable to any one of the trustees.

     In connection with the trust deed arrangements, we obtained a set of executed share transfer documents from each of the trustees with respect to the shares of the ICPs they hold. We can replace any of the trustees by submitting the relevant set of executed transfer documents to the Office of Administration of Industry and Commerce, or the OAIC, in China. While OAIC’s approval of a share transfer is generally a routine procedure, a transfer from a trustee to a beneficiary would be unusual because it would conflict with the current foreign investment regulations in China. In addition, the OAIC could also delay or withhold approval of a share transfer in the event the OAIC has updated or otherwise changed the form of the required share transfer documents from the set of executed share transfer documents we hold, or if a former trustee alleges fraud or forgery in the transfer procedure. Because of these risks, our trust deed arrangements may not be as effective in providing control of these businesses as would direct ownership.

     Licenses and Agreements

     The ICPs each hold various types of licenses required by the regulatory authorities in China with respect to operating their respective businesses.

     Beijing Newpalm, Beijing Wisecom and Beijing He He each hold a license to provide SMS, MMS, IVR, WAP and other mobile services and applications to public subscribers in China.

     In the second half of 2004, Beijing Newpalm and Beijing He He upgraded their licenses to provide mobile value added services, or MVAS, from a regional license to a nationwide license.

     During 2004, Beijing Newpalm has become the primary ICP within Newpalm. Previously, Beijing Newpalm had entered into agreements with China Mobile to provide services on China Mobile’s network and Beijing Wisecom had entered into agreements with China Unicom to provide services on China Unicom’s network. As the primary ICP within Newpalm, Beijing Newpalm continues to enter into various agreements with China Mobile to provide services on China Mobile’s network, but has also now replaced Beijing Wisecom to renegotiate with China Unicom in circumstances where a nationwide MVAS license is required to provide services on China Unicom’s network. Beijing Wisecom continues, however, to enter into or renew various agreements with China Unicom where a nationwide MVAS license is not requested by regional authorities.

     Beijing He He has entered into agreements with China Mobile and China Unicom to provide MVAS services using either China Mobile’s or China Unicom’s network.

     Beijing China.com holds an Internet Content Provider License and has been authorized to operate an Internet portal with the URL www.china.com. Beijing China.com also holds various licenses which are attached to the Internet Content Provider License, such as an Internet advertisement license and an Internet news reporting license.

     Use of Wholly Foreign Owned Enterprises

     The ICPs Beijing Newpalm and Beijing Wisecom (for Newpalm), Beijing China.com (for the China.com Portal) and Beijing He He (for Go2joy) act as the primary revenue generating entities of each business unit. In order to provide, among other things, more effective controls over such ICPs, each of the respective beneficiaries of the trusts under the trust deed arrangements for these business units has formed and invested in a wholly foreign owned enterprise, or WFOE, to act as a long term exclusive partner of the ICP. WFOEs are limited liability companies established under the Chinese Company Law, the shareholders of which are permitted to be 100% foreign.

     As the long term exclusive partner of the ICP, the respective WFOE for the ICP provides technical and logistical support for the day to day operations of the ICP, including sales and marketing, billing, and administrative services. To facilitate the delivery of the technical and logistical support, the WFOE owns the physical assets, including servers, switches and computers, and employs the technical, sales and administrative personnel necessary to deliver these services. In exchange for such services, the WFOE charges the ICP a fee.

     The WFOE formed to provide services for Beijing Newpalm and Beijing Wisecom is Newpalm (China) Information Technology Co., Limited, and such WFOE charges a fee of approximately 90% of the gross revenue of each of Beijing Newpalm and Beijing Wisecom for its services.

     The WFOE formed to provide services for Beijing China.com is Chinadotcom Communications Technology Development (Beijing) Limited, and such WFOE charged a fee for 2004 averaging approximately 49% of the gross revenue of Beijing China.com for its services.

     The WFOE formed to provide services for Beijing He He is Beijing He He IVR Mobile Technology Ltd. For 2004, such WFOE had not charged Beijing He He a fee.

E. Property and Equipment

     As of December 31, 2004, our executive headquarters occupy approximately 26,305 square feet of gross office space under various leasing arrangements at Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. As of December 31, 2004, the only real estate we own is a building located at 2-4 Old Street, Islington, London. The building was sold in June 2005. Among our major subsidiaries:

•	Ross has its corporate headquarters, research and development, sales, marketing, consulting and support facilities in Atlanta, Georgia where it occupies approximately 27,000 square feet. Ross also maintains a leased facility for product development in San Marcos, California and maintains leased office space in the following additional locations: England (Northampton); The Netherlands (Zeist); and Spain (Barcelona).

•	Pivotal maintains its principal administrative, marketing, professional services, education and research and development facilities in Vancouver, British Columbia where it leases approximately 135,000 square feet of office space, approximately 71,400 square feet of which is sublet. Pivotal also maintains an administrative office for Europe, the Middle East and Africa in Dublin, Ireland in leased space. The principal sales and marketing office for Europe, the Middle East and Africa is located in leased space in Luton, England, and Pivotal has opened a development center in Bangalore, India in leased space. As of December 31, 2004, Pivotal has also leased offices in Auckland, New Zealand; Belfast, Northern Ireland; Paris, France; Tokyo, Japan; Toronto, Ontario; Atlanta, Georgia; Bethesda, Maryland; Chicago, Illinois; Dallas, Texas; Mountain View, California; and Westborough, Massachusetts. Pivotal also leases shared workspaces in various locations in Australia, Europe and the United States.

•	IMI has its principal product development facilities and its Nordic service, support, sales and marketing offices in Stockholm, Sweden in approximately 13,500 square feet of leased space. In addition, IMI also leases an aggregate of approximately 39,000 additional square feet of space elsewhere in Sweden in Globen, Linköping and Hässleholm. IMI also leases office space in Mt. Laurel, New Jersey.

•	China.com maintains its administrative, marketing and development facilities in Beijing, Hong Kong and Singapore where it leases office space. China.com also leases office space elsewhere in China, including Guangzhou, Hangzhou, Lanzhou, Liaoning, Nanjing, Sichuan and Tianjin, as well are in Korea.

     We and our subsidiaries also lease other office space in various other locations in the United States, Canada, Europe, Asia and Australia. We believe our facilities are adequate for our current needs and that we can obtain suitable additional space as required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under Item 3.D. of this Annual Report, “Key Information – Risk Factors” and Item 11 of this Annual Report, “Quantitative and Qualitative Disclosures About Market Risk”.

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Products and services

     We are a global company focused on enterprise software and mobile services and applications with additional operations in advertising/marketing activities and business services.

     Primary Lines of Business

•	Enterprise Software. Our enterprise software business is a global provider of enterprise software applications and related services. Our products are designed to support and automate the processes of an organization to achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions. Our products seek to help companies worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and improved regulatory compliance.

•	Mobile Services and Applications. Our mobile services and applications business provides popular news and mobile applications services targeting the consumer market in China. We offer wireless services including SMS (Short Message Service), MMS (Multimedia Message Service), WAP (Wireless Application Protocol) and IVR (Interactive Voice Response). We have established strong local direct connectivity with provincial mobile network operators in 29 provinces, which facilitates the marketing and promotional activities of our wireless services. Our mobile services and applications business is primarily operated through Newpalm and Go2joy, both of which are held through our subsidiary, China.com.

     Additional Operations

•	Advertising/marketing. Our advertising/marketing business encompasses a range of businesses, including our Internet media business which is focused on online entertainment and Internet products and services that target users in China via our portal network (www.china.com and www.hongkong.com). This segment also includes a marketing database and diverse marketing support business conducted principally in Australia and New Zealand through Mezzo Business, and a Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region operated by TTG.

•	Business Services. Our business services companies provide program management, outsourcing services, application development and on-going support services using a range of technologies. These services are principally offered through our subsidiaries, Ion Global, Ascent SGI, Praxa and PK Information Systems.

     Our business model has evolved away from a pan-Asian Internet company over the past two years in large part through strategic acquisitions and investments. In the enterprise software area, we made two significant acquisitions in 2004. In February 2004, we acquired Pivotal, an international CRM software provider. In August 2004, we completed the acquisition of Ross, an internationally established process manufacturing ERP software provider. In the mobile services and applications business, in May 2004 we acquired Go2joy, a mobile services and applications provider in China. The contribution of Pivotal, Ross and Go2joy to our consolidated financial statements, combined with a full year of contribution in 2004 from companies acquired in 2003, have resulted in a significant increase in annual revenues in 2004 as compared to 2003.

Competitive advantages

     Our competitive advantages in our major segments are:

     Software

•	We offer a range of enterprise software products which enable businesses to increase revenues, margins and customer loyalty.

•	We have developed industry products for specific industry segments (“micro-verticals”).

•	Our products can be implemented rapidly, can be easily customized and are relatively easy to learn, all of which help to yield a low total cost of ownership but high return on investment.

•	Our products can be scaled with the needs of our customers.

     Mobile Services and Applications

•	We have integrated mobile and portal platforms.

•	We have a scalable, high-margin business model which allows us to deliver our products to a large mobile subscriber base quickly and at a low cost.

•	We have extensive China-wide network coverage with direct local connectivity with China Mobile in 28 provinces and with China Unicom in 26 provinces.

•	Our management team has extensive experience in the mobile data applications market in China

Key trends and uncertainties affecting our revenue and results of operations

     The following trends are currently affecting our revenue and results of operations:

•	Improving economic conditions – Our operating performance for any period of time is impacted by global macroeconomic trends. An important factor affecting our ability to generate revenue is the effect of general economic conditions on our customers’ willingness to spend on our products and services. Over the past year as economic conditions have gradually improved, our customers have been more willing to invest in software products and services. It is not certain, however, whether economic conditions will continue to improve or whether enterprises will increase spending on enterprise software, business services, or our other product offerings in the near term. Although the global economy impacts all of our businesses, the Chinese economy in particular has an impact on our mobile services and applications business. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. The Chinese economy affects our results as customer spending on mobile services and applications depends on customers in less economically developed provinces of China being able to achieve income levels that allow them to spend on our services.

•	Software technology changes – Our enterprise software products compete in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements. We continually seek to expand and refresh our product offerings to include newer features or products, and enter into agreements allowing integration of third-party technology into our products. Expanding and refreshing our product offerings impacts our results of operations because of continuing high levels of investment required in research and development.

•	Changes in operating practices of the mobile operators in China – Recent changes in policies or guidelines of the mobile operators such as the change to new billing systems for 2G services which require users to make two confirmations to order services via the Internet or mobile phone, enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services, or the recent change in billing policy on undeliverable MMS messages have resulted in and may further result in lower mobile services and applications revenues or additional operating costs for us.

•	Higher operating expenses – We will continue to incur significant operating expenses in the foreseeable future as a result of (i) recurring acquisition-related expenses including amortization of acquired intangibles and stock compensation expense; (ii) research and development required to keep our enterprise software business competitive; and (iii) targeted investments in certain businesses such as our Portal and CDC Software Asia Pacific.

•	Lower interest income – Interest income, which has historically had a significant positive impact on our results, is expected to continue to decrease as a result of (i) continuing acquisitions and investments in our business which have reduced the overall cash balance over the past three years and will continue to reduce cash balances in 2005 and (ii) a continuation of our strategy of reducing the overall tenure of our investments in debt securities to shorter-term, highly rated securities.

•	Higher non-cash tax expense – In 2004, we incurred significant deferred tax expenses resulting from the utilization of deferred tax assets related to net operating loss carryforwards at Ross and Pivotal for which a valuation allowance had been made on acquisition. If future events allow us to realize more of our deferred tax assets than expected, an adjustment to these deferred tax assets would result in a reduction of goodwill and higher tax expense.

     We believe the following uncertainties exist regarding our results:

•	Ability to Integrate the Operations of Businesses Acquired – Our ability to realize cost savings, synergies or revenue enhancements may be affected by the extent, timing and efficiency with which we can consolidate operations, reduce overlapping personnel, and achieve compatibility or integrate acquired technology, all of which are difficult to predict. We may not be able to realize cost savings, synergies or revenue enhancements from such integration, and we may not be able to realize such benefits within a reasonable time frame.

•	Ability to Increase Revenues – Although our revenue base has increased significantly as a result of the Ross, Pivotal and Go2joy acquisitions in 2004 and the Newpalm, Praxa and IMI acquisitions in 2003, if we are unable to continue to grow our revenues or experience a decline in revenues, our results will be negatively affected. Our ability to grow revenue depends on a number of factors including the speed with which we adapt to new technologies and introduce new products, regulatory actions, and the actions taken by our competitors. In our software business, our failure to successfully introduce, market and sell new products and technologies, enhance and improve existing products in a timely manner, and properly position or price our products, as well as undetected errors or delays in new products or new versions of a product or the failure of anticipated market growth could individually and/or collectively have a material adverse effect on our business, results of operations or financial position. In our mobile services and applications business, the imposition of fines or other penalties, such as a temporary suspension of service, for violation of current or future PRC laws, rules or regulations regarding Internet related services and telecom related activities, such as that experienced by our Go2joy subsidiary during 2004, can have a significant impact on our ability to generate incremental revenues.

•	Ability to Manage Costs – Our cost base has also increased significantly as a result of the Ross, Pivotal and Go2joy acquisitions in 2004 and the Newpalm, Praxa and IMI acquisitions in 2003. In addition, we may incur significant integration costs which have and could continue to adversely affect our results of operations. If we are unable to manage costs and reduce operating expenses, our results will be adversely affected.

•	Future Acquisitions – In the future, we may make additional acquisitions and could incur additional integration costs and acquisition-related charges which affect our results, including amortization of acquired intangible assets, deferred tax expense, write-offs of acquired deferred revenue, stock compensation expense, and restructuring expenses.

Effect of acquisitions

     During 2003 and 2004, we made the following material business acquisitions, the results of which have been consolidated from the respective dates of acquisition:

Enterprise Software

Acquired company	Acquisition date
Industri-Matematik International Corp. (“IMI”)	September 2003

Pivotal Corporation (“Pivotal”)	February 2004

Ross Systems, Inc. (“Ross”)	August 2004

Business Services

Acquired company	Acquisition date
Praxa Limited (“Praxa”)	February 2003

PK Information Systems Pty Ltd. (“PK Information Systems”)	August 2003

Mobile Services and Applications

Acquired company	Acquisition date
Palmweb Inc. (holds Newpalm (China) Information Technology Co., Ltd. (“Newpalm”))	April 2003

Group Team Investments Limited (holds Beijing He He Technology Co. Ltd. (“Go2joy”))	May 2004

Operating segments

     From January 1, 2004, we operated our business along five segments: (i) Software, (ii) Business Services, (iii) Mobile Services and Applications, (iv) Advertising/marketing, and (v) Others. This is a change from our segments in 2003 which were: (i) Software and Consulting Services, (ii) Mobile Services and Applications, (iii) Advertising and Marketing Activities, and (iv) Other Income. We also now include the operations of our portal in the Advertising/marketing segment. All comparative figures for prior periods have been adjusted accordingly.

Discontinued operations

     As we have discontinued the operations of certain subsidiaries over the past three years, historical comparative amounts within the statements of operations for the years presented in the following sections have been reclassified to reflect only the results of our continuing operations as of December 31, 2004.

Results of Operations

     Certain historical comparative amounts within the statements of operations have been reclassified to conform with the current year’s presentation due to the adoption of the new reporting segments and discontinued operations as described above.

     The following table summarizes our historical results of operations in U.S. dollars and as percentages of total revenues for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002		2003		2004
		(in thousands of U.S. dollars, except percentages)
Revenues
Software	$3,526	15%	$12,891	17%	$107,879	59%
Business services	10,148	45%	37,242	48%	39,391	22%
Mobile services and applications	—	—	16,876	22%	23,694	13%
Advertising/marketing	7,527	33%	8,841	11%	11,709	6%
Others	1,599	7%	2,001	2%	10	—

	22,800	100%	77,851	100%	182,683	100%

Cost of revenues
Software	(1,328)	(6%)	(9,357)	(12%)	(43,240)	(24%)
Business services	(4,544)	(20%)	(22,072)	(28%)	(26,750)	(15%)
Mobile services and applications	—	—	(2,247)	(3%)	(4,597)	(2%)
Advertising/marketing	(4,477)	(19%)	(4,312)	(6%)	(4,645)	(2%)
Others	(676)	(3%)	(889)	(1%)	—	0%

	(11,025)	(48%)	(38,877)	(50%)	(79,232)	(43%)

Gross margin and gross margin %	11,775	52%	38,974	50%	103,451	57%

Selling, general and administrative expenses	(22,476)	(99%)	(31,785)	(41%)	(80,419)	(44%)
Research and development expenses	—	—	—	—	(13,825)	(7%)

	Year ended December 31,
	2002		2003		2004
		(in thousands of U.S. dollars, except percentages)
Depreciation and amortization expenses	(9,515)	(42%)	(6,954)	(9%)	(12,276)	(7%)
Restructuring expenses	—	—	—	—	(3,387)	(2%)

Total operating expenses	(31,991)	(141%)	(38,739)	(50%)	(109,907)	(60%)

Operating income/(loss)	(20,216)	(89%)	235	—	(6,456)	(3%)

Interest income	23,631	104%	13,412	17%	9,653	5%
Interest expense	(2,461)	(11%)	(1,070)	(1%)	(1,895)	(1%)
Gain/(loss) on disposal of available-for-sale securities	(163)	(1%)	4,599	6%	167	—
Gain/(loss) on disposal of subsidiaries and cost investments	(66)	—	(1,263)	(2%)	549	—
Other non-operating gains	508	2%	934	1%	—	—
Other non-operating losses	(288)	(1%)	(148)	—	—	—
Impairment of cost investments and available-for-sale securities	(5,351)	(23%)	—	—	(1,362)	(1%)
Share of income/(loss) in equity investees	682	3%	(124)	—	(308)	—

Total other income	16,492	73%	16,340	21%	6,804	3%

Income/(loss) before income taxes	(3,724)	(16%)	16,575	21%	348	—

Income tax benefits/(income taxes)	162	1%	598	1%	(7,541)	(4%)

Income/(loss) before minority interests	(3,562)	(15%)	17,173	22%	(7,193)	(4%)
Minority interests in losses/(income) of consolidated subsidiaries	248	1%	(2,257)	(3%)	(2,227)	(1%)

Income/(loss) from continuing operations	(3,314)	(14%)	14,916	19%	(9,420)	(5%)

Discontinued operations
Loss from operations of discontinued subsidiaries, net of related tax expense/(benefit)	(15,462)	(68%)	(1,519)	(2%)	(190)	—
Gain/(loss) on disposal/dissolution of discontinued subsidiaries, net	545	2%	2,127	3%	(950)	(1%)

Net income/(loss)	$(18,231)	(80%)	$15,524	20%	$(10,560)	(6%)

(1)	In 2004, we changed our reporting segments from the previous segmentation of software and consulting services, mobile services and applications, advertising and marketing activities and other income, to the current segmentation of software, business services, mobile services and applications, advertising/marketing and others. In addition, we discontinued the operations of certain subsidiaries in the software, business services, advertising/marketing, and others segments. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units, net of related tax, were retroactively reclassified as a loss from operations of discontinued subsidiaries, net of tax, in the consolidated statements of operations. As a result, the results of the continuing operations of 2002 and 2003 were reclassified to conform to the 2004 presentation.

Year ended December 31, 2004 compared to year ended December 31, 2003

     We recorded a net loss of US$10.6 million in 2004, on US$182.7 million of revenues from continuing operations, including acquisitions. For 2004, US$107.9 million of revenues were derived from software, US$39.4 million from business services, US$23.7 million from mobile services and applications, US$11.7 million from advertising and marketing activities, and US$0.01 million from others. The following discussion gives an overview of the performance of our business in key areas during 2004 as compared to 2003:

     Revenues by business segment

     The table below sets forth the revenues from our principal business segments in US dollars and as percentages of our total revenues for the periods indicated:

	Year ended December 31,
	2002		2003		2004
	(in thousands of US$, except percentages)
Revenues
Software	$3,526	15%	$12,891	17%	$107,879	59%
Licenses	893	4%	1,157	2%	28,748	16%
Maintenance and consulting services	2,633	11%	11,734	15%	79,131	43%
Business services	10,148	45%	37,242	48%	39,391	22%
IT products	—	—	6,083	8%	2,083	1%
Consulting services	10,148	45%	31,159	40%	37,308	21%
Mobile services and applications	—	—	16,876	22%	23,694	13%
Advertising/marketing	7,527	33%	8,841	11%	11,709	6%
Others	1,599	7%	2,001	2%	10	—

	$22,800	100%	$77,851	100%	$182,683	100%

     Our total revenues increased from US$22.8 million in 2002 to US$77.9 million in 2003 and to US$182.7 million in 2004, representing increases of 241% between 2002 and 2003 and 135% between 2003 and 2004. Our top 10 customers accounted for 14%, 28% and 20% of our revenues for 2002, 2003 and 2004, respectively. No single customer accounted for 10% or more of the revenues during any of 2002, 2003 or 2004.

     The increase in revenues during 2004 was principally a result of the acquisitions of Ross, Pivotal and Go2joy, as well as a full year of results from Newpalm, Praxa, PK Information Systems and IMI each of which we acquired in 2003. The following table below sets forth the revenues contributed by our material acquired subsidiaries by principal business segments for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004
	(in thousands of US$)
Revenues
Software — IMI, Ross, Pivotal	$11,223	$105,432
Business services – Praxa, PK Information Systems	23,489	23,000
Mobile services and applications — Newpalm, Go2joy	16,876	23,694

	$51,588	$152,126

     Software

     We generate software revenues from the sale of a diverse portfolio of enterprise application software products, and the maintenance and consulting services related to those products. Software revenues increased by US$95.0 million, or 737%, from US$12.9 million in 2003 to US$107.9 million in 2004 due principally to the acquisitions of Pivotal and Ross in 2004 and a full year of IMI’s results which we acquired in September 2003. Collectively, these three companies contributed total revenues of US$105.4 million in 2004. As a percentage of total revenues, this segment generated 59% of revenues during 2004, increasing from 17% during 2003. We expect revenues from this segment to increase in 2005 with the consolidation of a full year of results from Pivotal and Ross.

     License revenues were US$28.7 million in 2004, up US$27.6 million from US$1.2 million in 2003 primarily as a result of our acquisitions in the software segment. Maintenance and consulting services revenues were US$79.1 million in 2004, up US$67.4 million from US$11.7 million in 2003, also as a result of acquisitions. As a percentage of total software revenues, license revenues comprised 27% in 2004 compared to 9% in 2003, and maintenance and consulting services revenues comprised 73% in 2004 compared to 91% in 2003.

     Business services

     We generate business services revenues from information technology services, eBusiness consulting and web development and outsourcing. Business services revenues increased by US$2.1 million, or 6%, from US$37.2 million during 2003 to US$39.4 million during 2004 due primarily to improved revenues at PK Information Systems in Australia and our web integration businesses in Korea and San Francisco which was partly offset by lower revenue due to the closure of unprofitable offices in Australia, Singapore, Hong Kong, the United Kingdom and China. This segment generated 22% of revenues during 2004, decreasing from 48% during 2003. The decline in the percentage of overall revenues was primarily a result of the increase in total revenue after the acquisitions of Ross and Pivotal.

     IT product revenues were US$2.1 million in 2004, down US$4.0 million from US$6.1 million in 2003 as our business services companies continue to focus on provision of services rather than a mix of product and service sales. Consulting services revenues were US$37.3 million in 2004, up US$6.1 million from US$31.2 million in 2003. As a percentage of total business services revenues, IT product revenues comprised 5% of revenues in 2004 compared to 16% in 2003, and consulting services revenues comprised 95% of revenues in 2004 compared to 84% in 2003.

     Mobile services and applications

     We generate mobile services and applications revenues by providing a comprehensive suite of mobile data applications, including dating, chatting, fortune telling, entertainment, information-related content and community services to mobile subscribers in China utilizing SMS, MMS, WAP and IVR services. Mobile services and applications revenues increased by US$6.8 million, or 40%, to US$23.7 million during 2004 from US$16.9 million during 2003. The increase in revenues was attributable to the full year of Newpalm’s results and the acquisition of Go2joy. This segment generated 13% of revenues during 2004, decreasing from 22% during 2003 due to the increased amount of software revenues relative to total revenues.

     Our product mix has shifted in 2004 as we introduced new types of services in the areas of IVR and MMS. In 2003, sales of SMS services generated 97% of mobile services and applications revenues with the remaining 3% generated by WAP services. For the year ended December 31, 2004, SMS contributed 81% of mobile services and applications revenues, while revenues from IVR, WAP and MMS provided 10%, 7% and 2%, respectively.

     Mobile services and applications revenues were negatively impacted in the second half of 2004 by tighter regulatory controls and enforcement by the mobile operators. Various service providers, including Go2joy, were sanctioned during this period. In 2005, we expect that the mobile services and applications business in China will stabilize and that our revenue mix will include larger contributions from MMS, WAP and IVR services as compared to 2004. Revenues from this segment should increase in 2005, primarily due to the change as of January 1, 2005 from a net basis of presentation (excluding the portion of the mobile services and applications revenue paid to the mobile operators) to a gross basis of presentation (including the portion of the mobile services and applications revenue paid to the mobile operators as an addition to revenues and as an additional cost of revenues) in response to significant changes in operations of the mobile services and applications business in China. The changes include (i) beginning in 2005 a large portion of our revenues are being generated on a new transmission platform which requires direct confirmation of every service ordered by customers and makes it clear to customers that we are responsible for providing such services; (ii) a substantial increase in direct advertising of our services; (iii) enhanced ability to select suppliers due to a shift from primarily using internally-produced content to purchasing content; and (iv) changes in mobile operators’ practices such as shifting their credit risk to us by taking an additional percentage of revenues from the arrangement to cover expected bad debts. Based on these recent changes, we have changed our revenue presentation to the gross method on a prospective basis as of January 1, 2005. Operating income and net income remain the same whether we record revenue on a gross or net basis.

     Advertising/marketing

     We derive advertising and marketing services revenues from our Internet media business which is focused on online entertainment and Internet products and services that target users in China via our portal network, marketing database and support services, and online and print advertising. Advertising and marketing activities revenues increased by US$2.9 million, or 32%, to US$11.7 million during 2004 from US$8.8 million during 2003. The increase in advertising and marketing activities revenues is primarily attributable to increased Portal revenue as a result of targeted investments made in 2004 to establish the Portal as an influential player in China, as well as increased revenues in both our marketing database and support services business in Australia and our travel trade publishing business in Singapore. This segment generated 6% of our revenues during 2004, decreasing from 11% during 2003. The decline in advertising and marketing services revenues as a percentage of total revenues is attributable primarily to the increase in software revenue after the acquisitions of Ross and Pivotal.

Others

     Revenues from other products and services we offer to our clients decreased to US$0.01 million for the year ended December 31, 2004 from US$2.0 million in 2003. The decrease was primarily a result of scaling down the activities of underperforming and/or unprofitable businesses in 2004.

Cost of revenues by business segment

     The table below sets forth the cost of revenues from our principal business segments in US dollars and as percentages of our total revenues for the periods indicated:

	Year ended December 31,
	2002		2003		2004
	(in thousands of US$, except percentages)
Cost of revenues
Software	$1,328	6%	$9,357	12%	$43,240	24%
Licenses	445	2%	362	1%	3,486	2%
Maintenance and consulting services	883	4%	8,995	11%	39,754	22%
Business services	4,544	20%	22,072	28%	26,750	15%
IT products	—	—	5,318	7%	1,879	1%
Consulting services	4,544	20%	16,754	21%	24,871	14%
Mobile services and applications	—	—	2,247	3%	4,597	2%
Advertising and marketing activities	4,477	19%	4,312	6%	4,645	2%
Others	676	3%	889	1%	—	—

	$11,025	48%	$38,877	50%	$79,232	43%

     Total cost of revenues increased by US$40.4 million, or 104%, from US$38.9 million in 2003 to US$79.2 million in 2004. The increase in 2004 was principally a result of the acquisitions of Pivotal and Ross and a full year of consolidation of results from IMI and Newpalm. The increase in cost of revenues was lower than the increase in revenues due to the fact that the newly acquired revenues had a higher gross profit margin compared to our existing products.

     The following table below sets forth the cost of revenues contributed by material acquired subsidiaries by principal business segments for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004
	(in thousands of US$)
Cost of revenues
Software — IMI, Ross, Pivotal	$7,706	$42,455
Business services – Praxa, PK Information Systems	16,152	16,230
Mobile services and applications - Newpalm, Go2joy	2,247	4,597

	$26,105	$63,282

     Software

     Cost of revenues from software sales increased by US$33.9 million, or 362%, to US$43.2 million for the year ended December 31, 2004 from US$9.4 million in 2003, principally as a result of the acquisitions of Pivotal and Ross and a full year of results from IMI. Collectively, cost of revenues for Ross, Pivotal and IMI were US$42.5 million in 2004. As a percentage of software revenues, cost of revenues for software decreased to 40% in 2004 from 73% in 2003 mainly due to the addition of Ross and Pivotal, and decreases in cost of revenues at our existing software businesses.

     Cost of revenues for license sales were US$3.5 million in 2004, up US$3.1 million from US$0.4 million in 2003 primarily as a result of our acquisitions in the software segment. Cost of revenues for maintenance and consulting services was US$39.8 million in 2004, up US$30.8 million from US$9.0 million in 2003. As a percentage of total license revenues, cost of license revenues comprised 12% in 2004 compared to 31% in 2003. As a percentage of total maintenance and consulting services revenues, cost of maintenance and consulting services revenues comprised 50% in 2004 compared to 77% in 2003.

     Business services

     Cost of revenues from business services increased by US$4.7 million, or 21%, to US$26.8 million for the year ended December 31, 2004 from US$22.1 million in 2003, primarily as a result of the increase in consulting services revenues for the business. As a percentage of business services revenues, our cost of revenues increased to 68% in 2004 from 59% in 2003 mainly due to a drop in the gross margin percentage at Praxa.

     Cost of revenues for IT product sales were US$1.9 million in 2004, down US$3.4 million from US$5.3 million in 2003 primarily as a result of our business services companies focusing on provision of services in 2004. Cost of revenues for consulting services was US$24.9 million in 2004, up US$8.1 million from US$16.8 million in 2003. As a percentage of total IT product revenues, cost of IT product revenues comprised 90% of the total in 2004 compared to 87% in 2003. As a percentage of total consulting services revenues, cost of consulting services revenues comprised 67% in 2004 compared to 54% in 2003.

     Mobile services and applications

     Cost of revenues from mobile services and applications increased by US$2.4 million, or 105%, to US$4.6 million in 2004 from US$2.2 million in 2003. This increase was primarily a result of the inclusion of a full year of Newpalm’s cost of revenues. Although this segment contributed 13% of total revenues in 2004, its gross margin of 81% resulted in cost of revenues of only US$4.6 million, or only 6% of total cost of revenues for the company during 2004. We anticipate that the cost of revenues from this segment will increase in 2005, primarily due to the change as of January 1, 2005 from a net basis to a gross basis of presentation as discussed above. This change will also cause a decrease in gross profit percentage, although the absolute amount of gross profit will not change. In addition, we anticipate that cost of revenues will increase at a slightly higher rate than the expected growth in revenues due to competitive pressures and pricing erosion in the marketplace.

     Advertising/marketing

     Cost of revenues from advertising and marketing increased by US$0.3 million, or 8%, to US$4.6 million during 2004, from US$4.3 million during 2003. The rate of increase was lower than the rate of revenue increase primarily as a result of revenues from our Portal which has a high gross margin. An additional contributing factor was a slightly higher margin contribution from the travel-related revenue from TTG. Consequently, as a percentage of advertising and marketing revenues, cost of revenues decreased to 40% in 2004 from 49% in 2003.

     Others

     We recorded no cost of revenues from other revenue sources for the year ended December 31, 2004 compared to US$0.9 million in 2003. The decrease is a result of scaling down the activities of underperforming and/or unprofitable businesses in 2004.

Operating expenses

     Total operating expenses rose by US$71.2 million, or 184%, for the year ended December 31, 2004 to US$109.9 million, from US$38.7 million in 2003. The increase was primarily due to the Ross and Pivotal acquisitions during 2004, a full year of IMI’s operating expenses in the software segment, the acquisition of Go2joy in 2004 and a full year of Newpalm’s operating expenses in the mobile services and applications segment. Operating expenses were also impacted by acquisition-related expenses, including amortization of acquired intangibles, restructuring expenses, and stock compensation expense.

     We expect that amortization expenses and research and development expenses will increase in 2005 when we have a full year of intangible amortization and research and development expenses related to our 2004 acquisitions.

     Selling, general and administrative expenses (SG&A expenses)

     SG&A expenses increased by US$48.6 million, or 153%, to US$80.4 million in the year ended December 31, 2004. The rise in SG&A expenses was principally a result of the acquisitions of Ross and Pivotal in 2004, a full year of IMI’s SG&A expenses in the software segment, the acquisition of Go2joy in 2004 and a full year of Newpalm’s SG&A expenses in the mobile services and applications segment. Collectively, Ross, Pivotal and IMI contributed US$42.2 million of SG&A expenses during 2004. Newpalm and Go2joy contributed US$7.3 million of SG&A expenses during 2004.

     As a percentage of revenues, SG&A increased to 44% in 2004 from 41% in 2003. The increase in SG&A expenses as a percentage of revenues is attributable primarily to the impact of the acquisition of Pivotal and inclusion of a full year of Newpalm’s results, both of which have high SG&A expenses as a percent of revenue.

     Research and development expenses

     Research and development expenses were US$13.8 million in 2004, principally a result of the acquisitions of Ross and Pivotal in 2004 and inclusion of a full year of IMI’s results. We did not incur any research and development expenses in 2003.

     Depreciation and amortization

     Depreciation and amortization expenses increased by US$5.3 million, or 77%, from US$7.0 million in 2003 to US$12.3 million in 2004. The increase was primarily due to the increase in amortization expenses of acquired intangible assets as a result of the acquisitions of Pivotal and Ross, which collectively contributed an additional US$4.1 million of amortization expenses in 2004.

     Restructuring expenses

     Restructuring expenses were US$3.4 million in 2004 compared to nil in 2003. During the year ended December 31, 2004, we recorded restructuring costs of US$3.4 million in the restructuring expenses line in the statement of operations related to IMI and Praxa Limited. At IMI, restructuring costs of US$2.9 million were comprised of US$1.9 million related to terminations of employees, US$0.5 million for write-off of acquired software, US$0.4 million related to closure of offices, and US$0.1 million in other costs. At Praxa Limited, restructuring costs of US$0.5 million were comprised of US$0.3 million for terminations of employees, US$0.2 in contract exit fees and other costs. IMI is part of the software segment and Praxa Limited is part of the business services segment. We have completed these restructuring actions and no additional costs are expected to be incurred in connection with this restructuring. The costs incurred in 2004 are the cumulative costs relating to the respective restructuring actions.

Interest income

     Interest income decreased to US$9.7 million for the year ended December 31, 2004 from US$13.4 million in 2003. The reduction was principally the result of the following factors: (i) acquisition of new businesses during 2004 which reduced the overall cash balance during the year as compared to 2003; (ii) lower prevailing interest rates in 2004 compared to 2003; and (iii) a continuation of our strategy of reducing the overall tenor of our investments in debt securities to shorter-term securities. On a quarterly basis, our interest income ranged from approximately US$1.9 million to US$2.8 million.

     As of December 31, 2004, we had generated nearly all of our interest income from US$179.9 million in debt securities. During 2005, we intend to continue executing our strategy of reducing our investments in long-term debt and transitioning to shorter-term, callable debt in anticipation of rising interest rates in the future.

     The treasury management program in 2004 involved investments in debt securities that were funded with our credit facilities. For further information on our credit facilities and their related risks, see Item 5.B – “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

     The weighted average interest rates on short-term borrowings as of December 31, 2003 and 2004 were 1.4% and 2.0% per annum, respectively.

Interest expense

     Interest expense increased to US$1.9 million for the year ended December 31, 2004 from US$1.1 million in 2003. This increase in interest expense was principally due to an increase in short-term loans.

Other gains and losses

     Gain on disposal of available-for-sale securities was US$0.2 million for the year ended December 31, 2004 compared to US$4.6 million in 2003. We recorded a gain on disposal of subsidiaries and cost investments of US$0.5 million for the year ended December 31, 2004, compared to a loss of US$1.3 million in 2003. We had no other non-operating gains or losses in 2004, compared to a non-operating gain of US$0.9 million and a non-operating loss of US$0.1 million in 2003. We recorded US$1.4 million of impairment on available-for-sale securities and cost investments in 2004 compared with no impairments in 2003. We recorded a loss of US$0.3 million for our share of losses in equity investees in 2004 compared to US$0.1 million in 2003.

Income taxes

     We recorded US$7.5 million of income tax expenses for the year ended December 31, 2004, as compared to an income tax benefit of US$0.6 million in 2003. The significant change was principally a result of deferred tax expenses of US$6.2 million arising from the utilization of deferred tax assets related to net operating loss carryforwards at Ross and Pivotal for which a valuation allowance had been made on acquisition.

     Net loss/income

     We generated a full year net loss of US$10.6 million in 2004 compared to net income of US$15.5 million in 2003, which represented a US$26.1 million, or 168%, decrease from 2003. The principal factors contributing to the loss were (i) expenses related to the acquisitions in 2004 and 2003, including amortization of acquired intangibles, restructuring expenses, deferred tax expenses and stock compensation expenses; (ii) an increase in operating expenses primarily as a result of acquisitions; and (iii) a decrease in other income as a result of impairment of investments and available-for-sale securities as well as lower interest income. While we plan to pursue cost reduction efforts during 2005, we expect our operating results in 2005 to be negatively affected by costs incurred for targeted investments in certain businesses and the impact of acquisition-related expenses, such as stock compensation and amortization of amortizable intangible assets. We are also subject to numerous risks. For further discussion regarding risks involved to our continued profitability, see Item 3.D – “Key Information – Risk Factors – Risks Relating to CDC Corporation – Risks Relating to Our Overall Business — We have incurred losses in prior periods, may incur losses in the future and cannot provide any assurance that we can achieve or sustain profitability”.

     During 2004, we generated net loss from discontinued operations of US$0.2 million compared to US$1.5 million during 2003. We recorded a net loss on disposal/dissolution of such discontinued operations of US$1.0 million in 2004 and a net gain of US$2.1 million in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

     Total revenues for the year ended December 31, 2003 increased 241% to US$77.9 million from US$22.8 million in 2002, principally as a result of the acquisition of IMI in the software segment, the acquisitions of Praxa and PK Information Systems in the business services segment, and the acquisition of Newpalm in the mobile services and applications segment.

     Software

     Software revenues for the year ended December 31, 2003 increased by US$9.4 million or 266% to US$12.9 million from US$3.5 million in 2002. The increase was attributable to revenues from IMI which we acquired in September 2003 and which contributed US$11.2 million of the 2003 revenues, with the rest relating to a full year of sales by OpusOne, which we acquired in March 2002.

     Business services

     Business services revenues increased by US$27.1 million, or 267%, to US$37.2 million for the year ended December 31, 2003 from US$10.1 million in 2002. The significant increase in business services revenues was primarily attributable to the acquisitions of Praxa and PK Information Systems, which contributed US$23.5 million of revenue from their respective dates of acquisition to December 2003.

     Mobile services and applications

     Mobile services and applications revenues were US$16.9 million for the year ended December 31, 2003 and nil for the year ended December 31, 2002. This segment was introduced in the second quarter of 2003 as a result of the acquisition of Newpalm in April 2003. During 2003, Newpalm recorded a rapid increase in paid SMS subscriptions, from approximately 2.2 million at the start of 2003 to approximately 5.5 million at the end of the year.

     Advertising/marketing

     Advertising and marketing revenues increased by US$1.3 million, or 17%, to US$8.8 million for the year ended December 31, 2003 from US$7.5 million in the same period of 2002. The general increase in advertising and marketing activities revenue between 2002 and 2003 is attributable primarily to an additional US$0.7 million contributed by our Mezzo business in Australia and US$0.6 million contributed by TTG, our Singapore-based travel publication business.

     Others

     Revenues from other products and services we offer to our clients increased to US$2.0 million for the year ended December 31, 2003, up from US$1.6 million for the year ended December 31, 2002.

Cost of revenues

     Total cost of revenues increased by US$27.9 million, or 253%, to US$38.9 million for the year ended December 31, 2003, up from US$11.0 million in 2002. The increase was principally a result of the acquisition of IMI in the software segment, the acquisitions of Praxa and PK Information Systems in the business services segment, and the acquisition of Newpalm in the mobile services and applications segment.

     Software

     Cost of revenues from software sales increased by US$8.0 million, or 605%, to US$9.4 million for the year ended December 31, 2003 from US$1.3 million in 2002. As a percentage of software revenues, our cost of revenues was 73% in 2003, compared to 38% in 2002. The increase was principally a result of the acquisition of IMI.

     Business services

     Cost of revenues from business services increased by US$17.5 million, or 386%, to US$22.1 million for the year ended December 31, 2003 from US$4.5 million in 2002, primarily as a result of the Praxa and PK Information Systems acquisitions, which contributed US$16.2 million to cost of revenues. As a percentage of business services revenues, our cost of revenues increased to 59% in 2003 from 45% in 2002, mainly due to the lower margin of the outsourcing revenue from Praxa.

     Mobile services and applications

     Cost of revenues from mobile services and applications was US$2.2 million for the year ended December 31, 2003 compared to nil in 2002, representing a gross margin of 87% due to the high margin of subscription revenues for mobile value added services in China.

     Advertising/marketing

     Cost of revenues from advertising and marketing decreased by US$0.2 million, or 4%, to US$4.3 million for the year ended December 31, 2003 from US$4.5 million in 2002. Although advertising and marketing revenues increased compared to 2002, cost of revenues as a percentage of advertising and marketing revenues decreased to 49% in 2003 from 59% in 2002 due to improvement in gross margins by TTG which more than offset a slight margin decline in the Mezzo business.

     Others

     Cost of revenues from other revenue sources increased by US$0.2 million, or 32%, to US$0.9 million for the year ended December 31, 2003 from US$0.7 million in 2002. The increase was in line with the corresponding increase in revenue. As a percentage of other revenues, cost of revenue increased slightly to 44% in 2003 from 42% in 2002.

Operating expenses

     Total operating expenses rose by 21% for the year ended December 31, 2003 to US$38.7 million, from US$32.0 million in 2002. The increase was principally a result of the IMI, Praxa and Newpalm acquisitions, offset by reductions in costs across the remainder of our businesses.

     Selling, general and administrative expenses (SG&A expenses)

     SG&A expenses increased by US$9.3 million, or 41%, to US$31.8 million for the year ended December 31, 2003 from US$22.5 million in 2002. As a percentage of total revenues, our SG&A expenses decreased to 41% of revenues in 2003 from 99% of revenues in 2002. The decrease in SG&A expenses as a percentage of revenues is attributable to several factors, including the following:

•	the ongoing implementation of cost control measures in our ongoing businesses, in particular, reductions in our workforce; and

•	a more rapid increase in revenues as a result of the acquisitions of Newpalm, Praxa and IMI which, in general, have higher net margins than our existing operations. During 2003, Newpalm, Praxa and IMI had SG&A expenses of US$3.7 million, US$5.3 million and US$2.8 million, respectively, although these companies contributed US$16.9 million, US$22.3 million and US$11.2 million of our revenues, respectively, during 2003.

     Depreciation and amortization

     Depreciation and amortization expenses decreased by US$2.6 million, or 27%, to US$7.0 million for the year ended December 31, 2003 from US$9.5 million in 2002. This decrease reflected the slowdown in investment in new property and equipment during the course of the years 2002 and 2003, as well as the increasing percentage of fully depreciated fixed assets. However, this decrease was partially offset by the increase in amortization expenses of intangible assets as a result of the acquisition of Praxa, Newpalm and IMI which collectively contributed an additional US$1.9 million of amortization expenses in 2003.

     Impairment of goodwill and intangible assets

     There was no impairment of goodwill and intangible assets in 2003 or in 2002 based on our impairment tests performed in accordance with SFAS 142. See Item 5.A – “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Goodwill and intangible assets”.

Interest income

     Interest income decreased by US$10.2 million, or 43%, to US$13.4 million for the year ended December 31, 2003 from US$23.6 million in 2002. This decrease was attributable to several factors, including:

•	lower overall prevailing interest rates in 2003 as compared to 2002;

•	implementation of a more conservative investment strategy of buying shorter term securities with higher credit ratings and lower yields;

•	lower overall cash levels in 2003 due to our acquisition activities; and

•	a decrease in our holding of long-term range accrual notes.

     On a quarterly basis, our interest income ranged from approximately US$2.9 million to US$4.0 million.

     The treasury management program in 2003 involved investments in debt securities that were funded with credit facilities, such as our Global Master Repurchase Agreement with Fortis Bank and our Total Return Swap Transaction Agreement with DBS Bank (collectively, “2003 credit facilities”). Under our 2003 credit facilities we may borrow up to US$401.6 million on such terms as the banks and we may mutually agree. These arrangements do not have termination dates, but are reviewed annually for renewal. For further information on our repurchase facilities and their related risks, see Item 5.B – “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

     The weighted average interest rates on short-term borrowings as of December 31, 2002 and 2003 were 2.1% and 1.4%, respectively.

Interest expense

     Interest expense decreased by US$1.4 million, or 57%, to US$1.1 million for the year ended December 31, 2003 from US$2.5 million in 2002. This decrease in interest expense was principally due to a reduction in aggregate borrowings under our repurchase facilities and a decline in average interest rates during the same period.

Other gains and losses

     Gain on disposal of available-for-sale securities was US$4.6 million for the year ended December 31, 2003 as compared to a loss on disposal of US$0.2 million in 2002. We had a loss on disposal of subsidiaries and cost investments of US$1.3 million in 2003 compared to a loss of US$0.1 million in 2002. We recorded other non-operating gains of US$0.9 million and losses of US$0.1 million in 2003, compared to non-operating gains of US$0.5 million and losses of US$0.3 million in 2002. We recorded a share of losses in equity investees of US$0.1 million in 2003 compared with a share of income of US$0.7 million in 2002. There was no impairment of cost investments and available-for-sale securities in 2003 compared to an impairment of US$5.4 million in 2002.

Net income/(loss)

     For the year ended December 31, 2003, we recognized a net income of US$15.5 million compared to a net loss of US$18.2 million in 2002. The principal contributors to our profitability were (i) ongoing cost reduction exercises across key markets and operations, including strategic headcount reductions; (ii) the acquisition of businesses that contributed profit in 2003, principally Newpalm; and (iii) interest income and gains on disposal of available-for-sale securities.

     During 2003, we generated net income from continuing operations of US$14.9 million compared to a net loss from continuing operations of US$3.3 million during 2002. The major factors behind the increase in net income from continuing operations were a net contribution of US$10.9 million attributable to the Praxa and Newpalm acquisitions and US$4.6 million of gains arising from the disposal of securities during 2003.

     During 2003, we generated net loss from discontinued operations of US$1.5 million compared to net loss from discontinued operations of US$15.5 million during 2002. Net gain from disposals of such discontinued operations resulted in a net gain of US$2.1 million in 2003 and US$0.5 million in 2002.

Critical Accounting Policies and Estimates

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, goodwill and intangible assets, business combinations, capitalization of software costs, investments, accounts receivable and allowance for doubtful accounts, deferred tax valuation allowance, stock based compensation, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in note 2 to our 2004 audited financial statements, included elsewhere in this Annual Report.

     We believe the following critical accounting policies are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Revenue recognition

     We generate revenues from four primary sources: software, business services, mobile services and applications, and advertising and marketing services. We recognize revenue in accordance with US GAAP. The specific literature that we follow in connection with revenue recognition is the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 Revenue Recognition, the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-9 Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, FASB Emerging Issues Task Force (“EITF”) 00-21, Revenue Arrangements with Multiple Deliverables, and in certain instances EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

     We recognize revenue when there is persuasive evidence of an arrangement, the product has been shipped and title has passed or the services have been delivered, the price is fixed or determinable and collectibility is probable. If an acceptance period is required, we recognize revenues upon the earlier of customer acceptance or the expiration of the acceptance period. Our agreements with customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

     In addition to these basic criteria, the following are the specific revenue recognition policies we follow for each major stream of revenue by reporting segment.

     Software

     We generate software revenues from the sale of software licenses, and the maintenance and services for such software licenses. Such sales often include a combination of software consulting and integration services, implementation training and maintenance services. We allocate the arrangement fee in these multi-element arrangements to each individual element using its relative fair value as based on vendor specific objective evidence (“VSOE”). VSOE is typically determined by the customary price charged for each element when sold separately after the application of any standard approved discount. In the case of an element not yet sold separately, VSOE is the price established by authorized management if it is probable that the price, once established, will not change before market introduction. Where fair value exists for all undelivered elements of the arrangement but not the delivered elements, we apply the “residual” method of accounting and defer revenue allocated to the undelivered elements while recognizing the residual revenue allocated to the delivered elements. In the absence of VSOE for any undelivered element, we defer the entire arrangement fee and recognize revenue when all undelivered elements are delivered assuming all other basic criteria for revenue recognition have been met. We generally recognize revenues from services separately from license fees revenues because the service arrangements qualify as “service transactions” as defined by SOP 97-2. The factors considered in determining whether the revenues should be accounted for separately include the nature of the services and whether the services are essential to the functionality of the licensed product, availability of services from other vendors, and the impact of payment timing on the realizability of the software license fee.

     Software license revenues are normally generated through licensing with end-users, value-added resellers (“VARs”) and distributors, and through the sale of the software with or incorporating third-party products. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. When software licenses are sold indirectly to end-users through VARs, we recognize as revenue only the net fee receivable upon sell-through to the end-user. License revenues from distributors are calculated at an agreed upon percentage of the distributors’ net selling price to the end-user. We typically do not earn any portion of fees for services provided by the distributor to the end-user. We earn maintenance fees based on an agreed upon percentage of the maintenance fees that the distributor earns from the end-user.

     When software licenses are sold incorporating third-party software products or sold with third-party products that complement our software, we recognize as revenue the gross amount of sales of third-party products. The recognition of gross revenue is in accordance with criteria established in EITF 99-19 because we are ultimately responsible for the fulfillment and acceptability of the products purchased, have full latitude in establishing pricing and assume all credit and general inventory risks.

     Revenues related to consulting and integration services and the provision of training services for software products are deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

     Revenues related to maintenance agreements on software products are deferred and recognized ratably over the terms of the agreements which are normally one year.

     We make provisions for discounts and rebates to customers and other adjustments in the same period in which the related revenues are recorded. Such provisions are calculated after considering relevant historical data.

     Recognition of revenues from the licensing of our software products requires management judgment with respect to determination of fair values and in determining whether to use the gross versus net method of reporting for certain types of revenue. The timing of our revenue recognition could differ materially if we were to incorrectly determine the fair value of the undelivered elements in an arrangement for which we are using the “residual” method. The composition of revenues and cost of revenues would change if we made a different assessment on the gross versus net method of reporting sales of software licenses which incorporate third-party software products.

     Business services

     We generate business services revenues from information technology services, eBusiness consulting, web development and outsourcing.

     We recognize revenues from time and materials outsourcing contracts as the services are delivered assuming all other basic criteria for revenue recognition have been met.

     We recognize revenues from the design, development and integration of Internet web sites and mobile phone devices using contract accounting based on either client acceptance of completed milestones or using the cost-to-cost percentage-of-completion method. We use the cost-to-cost method based on hours incurred as a percentage of the total estimated hours to complete the project because our historical experience has demonstrated that it produces a reliable indication of the progress on each engagement. We regularly reevaluate estimates of total projected contract costs and revise them if appropriate. Any adjustments to revenues due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. Historically, we have not experienced material losses on fixed-price contracts. The majority of our contracts are short term in duration, and the use of the completed contract method would not result in a material difference in the timing of revenue recognition. Some projects include acceptance clauses requiring customers’ sign-off at the conclusion of the projects. Historically, we have not experienced projects where sign-off or acceptance has been withheld by a customer resulting in a material loss on a project. Recognition of revenues using contract accounting requires judgment with respect to the method used. The timing of our revenue recognition could differ if we were to use a different methodology for estimating progress to completion, such as an output method based on milestones for contracts where we currently use an input method such as hours incurred.

     Revenues from Internet web site maintenance agreements are deferred and recognized ratably over the terms of the related agreements, which are usually for periods of six months or one year.

     Mobile services and applications

     We generate mobile services and applications revenues from a comprehensive suite of mobile data applications, including dating, chatting, fortune telling, entertainment, information-related content and community services to mobile subscribers in China utilizing SMS, MMS, WAP and IVR services. We rely on mobile network operators in China to bill mobile phone users for our subscription fees. We have revenue sharing arrangements with China Mobile and China Unicom under which we receive 70% to 85% of the subscription fee collected from a mobile subscriber, with the balance being retained by the mobile operators. In addition to our charges, the mobile operators separately charge their subscribers RMB0.10 to RMB1.00 for every SMS, MMS or WAP message sent. These amounts are collected by the mobile operators and are not shared with us.

     Mobile services and applications revenues are recognized in the month in which the services are performed, provided that all other basic criteria for revenue recognition have been met. The mobile operators provide statements after month-end indicating the amount of fees that were charged to users for mobile services and applications services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the mobile operators. We typically receive these statements within 30 to 90 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. We also maintain an internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages based on our system records and our portion of the fees confirmed by the mobile operators for the delivered messages. These differences may result from the user’s phone being turned off, problems with the mobile operators’ networks or our billing system or other issues which prevent delivery of our services to users. These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. Billing and transmission failures can vary significantly from month to month, province to province and between mobile operators. At the end of each reporting period, where an operator fails to provide us with a monthly statement confirming the amount of charges billed to their mobile phone users for that month, we use the information generated from our internal system and historical data to make estimates of the billing and transmission failures and accrue as revenue the estimated amount of collectable mobile services and applications fees. If an actual discrepancy varies significantly from our estimate, it could result in an overstatement or understatement of revenues and costs of revenues.

     We are also required to pay some of our content providers either monthly fee or a percentage of the revenue received from or confirmed by the mobile operators, with or without a minimum guaranteed payment, with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we reduce the amount of the fee payable by our estimate of account billing and transmission failures which may have been applicable to the services incorporating these products. If we receive confirmation of billing or transmission failures which differ from our estimate after we make payments, we do not ask for refunds, make additional payments, or make adjustments with respect to fees payable for future periods. If the assumptions we use in making such estimates prove inaccurate, we may have paid, and may continue to pay, fees to such providers which are disproportionate to the amount we have been paid for the services.

     Mobile services and applications revenues are recognized net of the mobile phone operator’s share of revenue and uncollectible amounts because we consider the mobile operators to be the primary obligors. Additional factors supporting this assessment are the fact that the mobile operators set maximum prices that we can charge and that the mobile operators also have the right to set requirements and procedures associated with using their platform. We have historically relied on the mobile operators to advertise our services, and customers were not necessarily aware the services to which they were subscribing were being provided by us because they did not receive confirmations after subscribing to such services. This situation has changed in 2005 as a result of (i) beginning in 2005, a large portion of our revenues are being generated on a new transmission platform which requires direct confirmation of every service ordered by customers and makes it clear to customers that we are responsible for providing such services; (ii) a substantial increase in direct advertising of our services; (iii) enhanced ability to select suppliers due to a shift from primarily using internally-produced content to purchasing content; and (iv) changes in mobile operators’ practices such as shifting their credit risk to us by taking an additional percentage of revenues from the arrangement to cover expected bad debts. Based on these recent changes, we have changed our revenue presentation to the gross method on a prospective basis as of January 1, 2005. Operating income and net income remain the same whether we record revenue on a gross or net basis.

     Recognition of mobile services and applications revenues requires judgment with respect to the estimation of revenues not yet confirmed by the mobile operators at the end of a period, and whether to use the gross versus net method of reporting revenue. The company regularly re-evaluates its EITF 99-19 assessment as the mobile services environment continues to evolve with the transition to new platforms and significant changes in the operating practices of the network operators. The composition of revenues and cost of revenues would change if we made a different assessment on the gross versus net basis of reporting. Our estimates also rely to some extent on our historical experience. We believe we have the ability to make reasonable estimates. However, material differences in the amount and timing of our revenue and cost of revenue could result during any period because of differences between the actual billing and transmission failure rate per the mobile operators’ statements and our estimates based on our internal records and historical experience, or if we were to use a different methodology for estimating the billing and transmission failure rate applicable to unconfirmed revenues. In the future we may also change our estimation methodology based on future experience or if there are changes in the manner in which the mobile operators confirm revenue.

     Advertising/marketing

     We derive advertising and marketing services revenues from consulting services, marketing database and support services, online and print advertising, and our Internet media business which is focused on online entertainment and Internet products services that target users in China via our portal network.

     Advertising and marketing consulting services revenues for fixed price contracts are recognized upon completion of contractual milestones which are specified in the contracts along with pricing, payment terms and project timetable. Revenues from time and materials outsourcing contracts are recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

     Database and marketing support services include list rental, database development and supply, data analysis and call center services. Revenue is recognized when the service or list has been delivered assuming all other basic criteria for revenue recognition have been met.

     Revenues from online banner advertising in which customers’ advertisements are placed on web sites for a set period of time or a set number of impressions are recognized in the period in which the advertisement is displayed as the lesser of the ratio of impressions delivered over total guaranteed impressions or ratably over the term of the contract. Impressions are defined as the number of times that an advertisement appears on a selected web page. Sponsorship revenues from advertisements placed on our own or affiliated companies’ web sites are recognized ratably over the term of contracts, assuming all other basic criteria for revenue recognition have been met.

     Advertising revenues arising from direct mailing or placement of print advertising are recognized when the advertisements are sent or published, assuming all other basic criteria for revenue recognition have been met.

     Goodwill and intangible assets

     Our long-lived assets include goodwill and other intangible assets. Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. All other intangible assets are amortized over their estimated useful lives.

     Goodwill is assigned to reporting units based on the reporting unit classification of the entity to which the goodwill is attributable. We have determined our reporting units based on an analysis of our operating segments. In 2004, after acquiring Ross and Pivotal, we performed an assessment of our businesses and sub-divided our reporting units into additional reporting units based on (a) the nature of products and services; (b) the nature of the production process; (c) the type and class of customers; (d) the method to distribute products or provide services; and (e) the nature of regulatory environment. We reallocated goodwill among the new reporting units based on the relative fair value of each new reporting unit compared to the fair value of the reporting unit in which it was classified before the sub-division.

     Intangible assets represent trademarks and service marks; uniform resource locators (“URLs”); software applications and programs; customer base and contracts; and business licenses and partnership agreements. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the intangible assets are as follows:

Trademarks and service marks	Indefinite

URLs	20 years

Software applications and programs	2 to 15 years

Customer base and contracts	1 to 10 years

Business licenses and partnership agreements	1 to 7 years

     We test goodwill and intangible assets with an indefinite useful life for impairment on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could more likely than not reduce the fair value of goodwill below its carrying value. This testing, carried out using the guidance and criteria described in SFAS No. 142, Goodwill and Other Intangible Assets, compares carrying values to fair values at the reporting unit level and, when appropriate, the carrying value of these assets is reduced to fair value. Factors that could trigger an impairment charge include, but are not limited to, significant changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, and significant negative industry or economic trends. Any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations for the periods in which such impairments occur.

     During 2003 and 2004, we performed the required impairment tests on goodwill and intangibles with an indefinite useful life and were not required to record any impairment. Management judgment is required with respect to the identification of reporting units based on our internal reporting structure that reflects the way we manage our business or operations, assigning assets and liabilities to reporting units, and assigning goodwill to reporting units. Significant judgment is also required to estimate the fair value of reporting units including estimating future cash flows, determining appropriate discount rates, estimating the applicable tax rates, projecting future industry trends and market conditions, and making other assumptions. The use of different estimates and assumptions could materially affect the determination of fair value for each reporting unit. If we change our estimates and assumptions in the future based on changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, or significant negative industry or economic trends, such changes might result in an impairment charge.

     We also annually review and adjust the carrying value of amortized intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of amortized intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including our assessment of the discount rate used and the amounts and timing of future cash flows. During 2003 and 2004, we performed the required impairment reviews and were not required to record any material impairment on amortized intangible assets. The use of different estimates and assumptions might have resulted in an impairment charge, or might result in an impairment charge in the future. As of December 31, 2004, US$73.2 million of our identifiable intangible assets were subject to amortization.

     Business combinations

     We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition, we allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We have obtained independent appraiser valuation reports to assist in determining the fair values of identifiable intangibles, including acquired technology, customer lists and trademarks. These valuations require us to make significant estimates and assumptions which include future expected cash flows from license sales and customer contracts and acquired technologies, discount rates, and assumptions regarding the period of time the acquired technology or customer relationships will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

     In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with EITF 01-03, Accounting in a Business Combination for Deferred Revenue of an Acquiree. We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. At December 31, 2003 and 2004 we had deferred revenue balances of US$9.4 million and US$34.3 million, respectively, which is primarily from our acquisitions during 2003 and 2004. Management judgment is also required in determining an appropriate fair value for deferred revenue. If the fair values we determined for deferred revenues acquired in 2004 were lower, our revenue for the year would have been lower.

     Capitalization of software costs

     We capitalize computer software product development costs incurred in developing a product once technological feasibility has been established and until the product is available for general release to customers in accordance with SFAS No. 86, Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed. We evaluate realizability of the capitalized amounts based on expected revenues from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, we either accelerate amortization or expense the remaining capitalized amounts. Amortization of such costs is computed as the greater of the amount calculated based on (1) the ratio of current product revenues to projected current and future product revenues or (2) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, we expense the costs of such development because the impact of capitalizing such costs would not be material.

     Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenues used to assess realizability of the capitalized amounts. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2003 and 2004, capitalized software development costs were US$0.7 million and US$3.5 million respectively, and related accumulated amortization totaled US$0.3 million and US$0.5 million respectively.

     Investments

     Debt and equity investments in available-for-sale securities are stated at fair value. Unrealized holding gain or loss, net of tax, on available-for-sale securities is reported in other comprehensive income/(loss) and is included in a separate component of shareholders’ equity. Realized gains and losses and any decline in fair value judged to be other-than-temporary on available-for-sale securities are included in gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. Gains or losses on sales of investments and amounts reclassified from accumulated other comprehensive income to earnings are computed based upon specific identification. Interest on securities classified as available-for-sale is included in interest income.

     When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, we evaluate evidence to determine whether the realizable value is less than the current market price for the securities. Such information may include the investment’s financial performance, the near term prospects of the investment, the current and expected future financial condition of the investment’s issuer and industry, and our investment intent. A sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. Management judgment is required in determining fair value of investments, and in determining whether an impairment is other-than-temporary. The use of different estimates and assumptions could affect the determination of fair value for each investment, and could result in an impairment charge.

     All other investments for which we do not have the ability to exercise significant influence (generally, when we have an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from equity investees or investments, if any, are included in income when declared. We periodically evaluate the carrying value of our investments accounted for under the cost method of accounting and any impairment is included in the consolidated statement of operations.

     Accounts receivable and allowance for doubtful accounts

     As we have operations in many countries, there are variations in our credit terms between countries and between revenue segments. The allowance for doubtful accounts is established based on our credit control policies. Allowances are made based upon regular reviews of all significant outstanding invoices, and we make specific provisions for bad debts if there is strong evidence showing that the receivable is not likely to be recoverable. In addition, invoices not specifically reviewed are provided for at differing rates, based upon the age of the receivable. Generally, when an account receivable is 90, 120 or 180 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. The determination of these rates is based upon our historical collection experience and assessment of the economic environment in which the customer is situated. If our assessment and the data used to calculate the allowance for doubtful accounts does not reflect our actual ability to collect outstanding receivables, or if the financial condition of our customers were to deteriorate resulting in their potential inability to make payments, additional provisions for doubtful accounts may be needed, and future results of operations could be materially affected.

     Deferred tax valuation allowance

     We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion, or all of, our deferred tax assets will not be realized. As of December 31, 2003 and 2004, we had deferred tax assets of US$59.4 million and US$145.5 million, respectively. We have provided a valuation allowance of US$58.8 million and US$130.0 million as of December 31, 2003 and 2004, respectively, to cover our deferred tax assets. Our largest deferred tax asset item relates to our loss carryforwards. If future events, such as a sustained trend of profitability in companies with a history of generating losses, allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur, except with respect to acquired companies for which the realization of pre-acquisition deferred tax assets through a reduction of valuation allowance would reduce goodwill and would increase deferred tax expense. At December 31, 2004, a maximum of US$64.6 million of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce goodwill.

     Stock-based compensation

     We currently account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and comply with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation and related interpretations. We and our subsidiary China.com have granted stock options to certain employees in accordance with our respective stock option plans. Under APB 25, stock compensation expense is recognized over the vesting period of the stock options based on the difference, if any, between the fair value of our and China.com’s shares at the grant date and the exercise price of the stock option. We use the accelerated expense attribution method under FASB Interpretation No. 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans to recognize the stock compensation expense. We grant stock options with an exercise price equal to the fair market value on the date of grant and, accordingly, no compensation expense is recorded for stock options except for options which were issued as part of acquisitions. When the recently issued SFAS No. 123R Share-Based Payment pertaining to accounting treatment for employee stock options takes effect, we will be required to treat the fair value of the stock options granted to employees as compensation expense, which could have a material adverse impact on our operating results.

     Contingencies

     We regularly assess the estimated impact and probability of various uncertain events, or contingencies, and account for such events in accordance with SFAS No. 5, Accounting for Contingencies. Under SFAS 5, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated.

     Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. As of December 31, 2004 we had US$0.6 million accrued for legal contingencies. We use internal and external experts, as necessary, to help estimate the probability that a loss has been incurred and the amount or range of the loss. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of such accruals may change in the future due to changes in approach or new developments in each case.

     Impact of Certain Recently Issued Accounting Standards

     In March 2004, the EITF reached a consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides new guidelines for the evaluation and determination of whether a loss on certain investments is other-than-temporary and requires certain additional disclosures pertaining to unrealized investment losses in a company’s financial statements. The effective date of the evaluation and measurement criteria of EITF 03-1 have been delayed pending the issuance of additional implementation guidance by the FASB. The additional disclosure requirements, however, remain effective for annual periods ending after December 15, 2004. Management continues to monitor the FASB’s progress and does not currently expect the adoption of the evaluation and measurement criteria, once issued, to have a material impact on our consolidated results of operations or financial position.

     In December 2004, the FASB issued SFAS 123 (revised 2004) (“SFAS 123-R”), Share-Based Payment to replace SFAS 123, Accounting for Stock-Based Compensation and APB Opinion No. 25, Accounting for Stock Issued to Employees. In April 2005 the Securities and Exchange Commission issued Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” to change the required implementation date for SFAS 123-R to fiscal years beginning after June 15, 2005. SFAS 123-R requires, among other things, that all share-based payments to employees, including grants of stock options, be measured based on their grant-date fair value and recognized as expense in the financial statements. Pro forma disclosure is no longer an alternative. Unless observable market prices exist, the grant-date fair value is estimated using an appropriate option-pricing model as determined by management. Management must also make certain assumptions about employee exercise habits and forfeiture rates, and select an appropriate amortization methodology for recognizing compensation expense. The Statement requires either a modified prospective or retrospective method of adoption. Under the modified prospective method, compensation expense will be recorded in the financial statements for (i) all awards granted after adoption of SFAS 123-R; and (ii) the future vesting of awards outstanding as of the date of adoption of SFAS 123-R. Under the modified retrospective method, companies may elect to restate their previously issued financial statements to provide consistency across all periods presented. Management believes the adoption of SFAS 123-R will have a material impact on our consolidated results of operations and earnings per share when it is adopted.

     In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which amends APB 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, exchanges of nonmonetary assets that do not have commercial substance should be measured based on the fair values of the assets exchanged. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2004. The adoption of SFAS 153 is not expected to have a significant impact on our consolidated financial statements.

B. Liquidity and Capital Resources

     The table below sets forth the summary of our cash flows for the periods indicated:

	Year ended December 31, in thousands of US dollars
	2002	2003	2004
Net cash provided by (used in) operating activities	$15,926	$13,195	$10,790
Net cash provided by (used in) investing activities	(8,830)	118,119	3,629
Net cash provided by (used in) financing activities	5,237	(108,959)	40,246
Effect of exchange rate changes on cash	—	—	33
Net increase (decrease) in cash and cash equivalents	12,333	22,355	54,698
Cash and cash equivalents at beginning of period	20,820	33,153	55,508

Cash and cash equivalents as at end of period	$33,153	$55,508	$110,206

     During 2004, we generated positive operating cash flows. Our cash and cash equivalents increased to US$110.2 million as of December 31, 2004 from US$55.5 million as of December 31, 2003, primarily as a result of increased short-term debt and positive cash flows from our operating activities including interest income from our available-for-sale debt securities. At December 31, 2004, we held US$179.9 million in available-for-sale debt securities, the majority of which are issued by U.S. government-sponsored enterprises, which mature at various dates through 2008. Our total debt was US$63.8 million at December 31, 2004 compared to US$26.8 million at December 31, 2003.

Sources and uses of cash for the year ended December 31, 2004

     Operating activities

     Our net cash provided by operating activities was US$10.8 million for 2004, compared with US$13.2 million for 2003. Our cash flows from operating activities decreased by 18% principally as a result of the following:

•	Net loss – We incurred a net loss of US$10.6 million for 2004 compared to net income of US$15.5 million in 2003, representing a US$26.1 million year-over-year decrease. This decrease was due to (i) an increase in operating expenses, such as research and development expenses and restructuring expenses as a result of acquisitions; (ii) a decrease in other income as a result of impairments and lower interest income; and (iii) non-cash expenses related to our acquisitions in 2003 and 2004 which did not impact cash flows, including amortization of acquired intangibles, write-off of acquired deferred revenues, deferred tax expense and stock compensation expense.

•	Accounts receivable – Our accounts receivable balances increased due to the acquisitions of Ross and Pivotal.

     Other factors that impacted the year-over-year change in cash flows relating to operating activities included the following that had a positive impact on cash flows for the year:

•	Deferred revenues – Our deferred revenues increased from higher software license and service billings after the acquisitions of Ross and Pivotal.

•	Accounts payable, tax payable, and other liabilities – Certain of our payables balances increased after the acquisitions of Ross and Pivotal.

     Investing activities

     Net cash provided by investing activities was US$3.6 million for 2004, compared with US$118.1 million for 2003. Large outflows in 2004 include payments of US$112.7 million for purchases of subsidiaries, net of cash acquired, and US$80.3 million for purchases of available-for-sale securities. These decreases in cash were offset by US$212.1 million generated by maturity/disposal of available-for-sale securities. The large inflow in 2003 was primarily a result of proceeds from disposal of available-for-sale securities, net of purchases of available-for-sale securities.

     Financing activities

     Net cash provided by financing activities was US$40.2 million in 2004, compared with net cash used in financing activities of US$109.0 million for 2003. Cash used during 2004 consisted primarily of new loans of US$87.5 million offset by loan repayments of US$51.4 million.

Future cash requirements and sources of liquidity

     Future cash requirements

     In the future, we expect that our primary cash requirements will be to fund working capital including payment of contractual obligations and research and development expenses, repay debts, and fund contingent consideration payable for certain of our acquisitions.

     The following table summarizes our contractual obligations as of December 31, 2004:

	Payments due by period, in thousands of US dollars
		Less than 1			More than 5
	Total	year	1 –3 years	3-5 years	years
Operating lease obligations (1)	$55,420	$14,124	$17,245	$10,319	$13,732
Short-term debt obligations	52,215	52,215	—	—	—
Current portion of long-term debt obligations	11,566	11,566	—	—	—
Pension liability	2,387	910	1,477	—	—
Total	$121,588	$78,815	$18,722	$10,319	$13,732

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.

     In other areas, we expect our primary cash requirements for fiscal 2005 to be as follows:

•	Acquisitions – We made a cash payment of US$12.4 million during the second quarter of 2005 in connection with the first of two earnout payments required under our arrangements to acquire Go2joy. We will have to make additional earnout payments in the future relating to the acquisitions of Go2joy, OpusOne and other entities. Such earnout payments will be based on the performance of the acquired entities for specified periods of time.

•	Debt repayments – During the first quarter of 2005, we used cash of US$35.1 million to repay loans. The terms for the remaining US$28.7 million were renegotiated. Repayment will be due in 2006.

•	Investments in our business – In 2005, we will be spending on targeted investments in certain businesses such as CDC Software Asia Pacific and our Portal, as well as investing in research and development required to keep our software business competitive.

     Future sources of liquidity

     We believe that cash flows from operating activities, combined with our existing cash and cash equivalents of US$110.2 million and our available-for-sale debt securities of US$179.9 million as of December 31, 2004, the majority of which will mature at various dates through 2008, will be sufficient to meet our future cash requirements described above.

     The following table summarizes the expected maturity dates of our debt securities as of December 31, 2004:

	Expected maturities, in thousands of US dollars
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years
Unsecured fixed rate debt securities	$94,239	$16,955	$39,973	$37,311	$—
Unsecured variable rate debt securities	9,900	—	—	—	9,900
Secured fixed rate debt securities	75,800	3,025	35,995	36,780	—

Total	$179,939	$19,980	$75,968	$74,091	$9,900

     Our ability to meet our expected cash requirements will depend on our ability to generate cash in the future, which is subject to financial, competitive, economic, regulatory and other factors that are beyond our control. If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, we may need to borrow against our lines of credit or issue other long- or short-term debt or equity, if the market and the terms of our existing debt instruments permit.

     Lines of credit

     We have primary lines of credit with three commercial banks through collateralized credit and repurchase facilities (collectively, “banking facilities”), which in the aggregate allow us up to US$500 million of available borrowing capacity. In August 2001, we entered into a Global Master Repurchase Agreement with Fortis Bank to establish a repurchase facility which enables us to draw down up to US$250.0 million in short-term funding. In addition, another repurchase facility with similar terms was negotiated in August 2002 with DBS Bank, allowing us additional access of up to US$150.0 million for a three-year term. A third facility, a US$100.0 million collateralized credit facility was opened with Standard Chartered Bank in August 2004. These banking facilities were established to provide us with a source of reasonably priced capital to give us flexibility to finance operational working capital and acquisitions, as well as our treasury management program, without having to liquidate our investment portfolio at short notice. Since these banking facilities only allow us to borrow a percentage of our deposited collateral (usually 85%), our true borrowing power will be significantly less than the stated available credit line of US$500 million, and our borrowing power would be affected if the value of our collateral were to decline. As of December 31, 2004, the carrying value of securities available for deposit as collateral was US$104.2 million. At December 31, 2004, the unused portion of our lines of credit was US$438.9 million.

     Under our repurchase facilities, a drawdown requires us to sell certain debt securities to the bank at a certain price, and the bank agrees to sell back to us the same securities at the same purchase price at a later date. During the period of the drawdown, the bank has agreed to pay us any income generated by coupons in respect of the sold debt securities. In return, we have agreed to pay interest to the bank at Libor plus a spread. As of December 31, 2004, our cost of borrowing was Libor plus 0.20% for the Fortis Repurchase Agreement and Libor plus 0.35% for the DBS Bank Swap Agreement. Under the collateralized credit facility with Standard Chartered Bank, in order for us to draw upon the facility, we are required to deposit collateral which we may subsequently borrow against. At no time are our borrowings under the facility to exceed the collateral deposited. During the period of the borrowing, Standard Chartered Bank will maintain a charge over the collateral, but will continue to pay us any income associated with the collateral. In return, we have agreed to pay interest at Libor plus 0.30%. In February 2005, this rate was renegotiated to Libor plus 0.20%. See Item 11 – “Quantitative and Qualitative Disclosures About Market Risk”.

     Except for bank loans of US$25.1 million and US$61.1 million due under our lines of credit as of December 31, 2003 and 2004, respectively, these arrangements do not have termination dates, but are reviewed annually for renewal. We believe our lines of credit provide us with an important source of backup liquidity.

Restrictions on our liquidity

     While we have cash and cash equivalents of US$110.2 million and total debt securities of US$179.9 as of December 31, 2004, US$48.3 million of the cash and cash equivalents and US$94.9 million of the total securities are held at China.com, an 81% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as an 81% shareholder of China.com or a related party inter-company loan or similar transaction from China.com to us which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents and securities balance to, or to use the amounts of the cash, cash equivalents and securities balance for the benefit of, CDC Corporation at the parent entity level or our other subsidiaries outside of the China.com chain of subsidiaries.

     In addition to US$110.2 million of cash and cash equivalents at December 31, 2004, we hold US$3.9 million of restricted cash which is pledged for banking facilities. Restricted debt securities comprise US$75.8 million of our total debt securities of US$179.9 million at December 31, 2004 as such securities are pledged as collateral pursuant to drawdowns under our credit and repurchase facilities.

Uncertainties regarding our liquidity

     We believe the following uncertainties exist regarding our liquidity:

•	Ability to Grow Revenues and Manage Costs – Both our revenue and cost base have increased significantly as a result of the Ross, Pivotal and Go2joy acquisitions in 2004 and the Newpalm, Praxa and IMI acquisitions in 2003. If we are unable to continue to grow our revenues or experience a decline in revenues, or if we are unable to manage costs and reduce operating expenses, our ability to generate positive cash flows from operating activities in a sufficient amount to meet our cash needs would be adversely affected.

•	Integrating the Operations of Acquired Businesses – Integration of our recently acquired businesses could affect our liquidity as continuing integration of the businesses and operations into ours may require significant cash resources.

•	Future Acquisitions – Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition. In addition, if we acquire a business in the future that has existing debt, our cash requirements for servicing debt may increase.

Fair value of financial instruments

     The total fair values of available-for-sale equity securities in listed companies as of December 31, 2003 and 2004 were US$0.6 million and US$0.5 million, respectively, based on the market values of publicly traded shares as of December 31, 2003 and 2004.

     The total fair values of our available-for-sale debt securities as of December 31, 2003 and 2004 were US$313.3 million and US$179.9 million, respectively, based on the market values of publicly traded debt securities and the estimated fair values of unlisted debt securities, as determined by management having regard to the prices of the most recent reported sales and purchases of the securities as of December 31, 2003 and 2004.

     The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

     The fair value of our US$25.0 million loan to Symphony, see Item 10.C. – “Additional Information – Material Contracts – Symphony Note”, was estimated to be US$23.4 million and US$24.6 million at December 31, 2003 and 2004, respectively, based on discounting the future cash flows, considering borrowing rates available for loans with similar terms and maturity at December 31, 2003 and 2004.

     The carrying amount of the variable portion of our variable long-term bank loans approximate their fair value because the interest rates of the loans are close to the prevailing bank interest rate.

C. Research and Development, Patents and Licenses, etc.

     In 2004, as a result of the acquisitions of Ross and Pivotal, we incurred significant research and development expenses. As discussed in Item 5.A – “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Capitalization of software costs”, we capitalize certain software development costs and expense others. During 2002, 2003 and 2004, research and development costs recorded in the statements of operations represented approximately nil, nil, and 7% of revenues, respectively. During 2002, 2003 and 2004, research and development costs in total, including costs which were capitalized, represented approximately nil, 1%, and 9% of revenues, respectively. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis, but not as a percentage of overall revenues.

D. Trend Information

     Our focus on the enterprise software and mobile services and applications industries has positioned us within industry sectors which continued to undergo rapid change over the course of fiscal 2004.

     In the software segment, we made progress during 2004 in achieving scale through acquisitions of Pivotal and Ross. Pivotal’s CRM front-office software and Ross’s comprehensive, modular suite of enterprise software have enlarged our product portfolio; however, we believe it will take several quarters for us to leverage the synergies that we consider are inherent within our enlarged software businesses, and we expect 2005 overall to be a year of continued integration and focus on operational improvements. We will continue to execute our software strategy through targeted investments in our CDC Software Asia Pacific business and through entering strategic partnerships with leading software vendors. Our priority is to grow our existing revenue base, and we only plan to make further software acquisitions if they are strategically compelling.

     In the mobile services and applications segment, the operating environment for the MVAS sector was challenging in 2004, with sanctions and new policies imposed by the regulators and mobile operators. Our Short Message Service (SMS) business was seriously impacted. We expect regulatory volatility to remain a characteristic of China’s mobile and communications industry for some time to come, so being nimble and able to proactively manage risks are essential factors of business sustainability. The addition in May 2004, of Go2joy, a mobile SMS services and applications provider in China, provided a boost to our revenue growth in a rapidly growing sector of the mobile services and applications market in China. Go2joy provides an additional distribution platform for our MVAS products, given its exclusive partnership with the state-owned national TV station in China. In the future, we may add investments in mobile services and applications related companies which will allow us to broaden our service offerings, subscriber base, or platform capabilities.

     In 2005, we expect continued growth in revenue in the software, business services, mobile services and applications, and advertising/marketing segments as a result of organic growth, targeted investments in CDC Software Asia Pacific and content development, developing strategic partnerships, and sponsorship programs for our portal. However, we expect our business services and advertising/marketing revenues to decline in 2005 as a percentage of total revenues, principally due to the acquisitions made in the enterprise software and mobile services and applications segments in 2004.

     In light of the many risks and uncertainties surrounding our company and the geographies and markets in which we operate, shareholders, investors and prospective investors should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will or can materialize.

E. Off-balance Sheet Arrangements

     We do not have any outstanding derivative financial instruments, nor have we entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements that serve as credit, liquidity or market risk support to such an entity. Finally, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

     See Item 5.B – “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Future cash requirements and sources of liquidity” above.

G. Safe Harbor

     See “General Introduction – Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The following table sets forth information regarding our directors and executive officers as of May 31, 2005:

Board of Directors	Age	Position	Class of Directorship
Raymond K.F. Ch’ien	53	Executive Chairman and Chief Executive Officer**	III, term to expire in 2005*

Peter Yip	53	Vice Chairman**	III, term to expire in 2005*

Zhou Shun Ao	56	Vice Chairman	III, term to expire in 2005*

Thomas M. Britt, III	44	Director	II, term to expire in 2007

William Fung	56	Director	III, term to expire in 2005*

Kwong Ki Chi	54	Director	II, term to expire in 2007

Carrick John Clough	57	Director	I, term to expire in 2006

Executive Officers

Keith Geoffrey Oliver***	58	Chief Financial Officer

Steven Chan	37	General Counsel and Company Secretary

Tony Lam	51	Human Resources Director

J. Patrick Tinley	57	Chief Executive Officer and Chairman, Ross Systems, Inc.

William James LaLonde	39	Chief Executive Officer and President, CDC Software, Asia Pacific

Rudy Chan	43	Chief Executive Officer, China.com Inc. (formerly, hongkong.com Corporation)

Albert Lam	47	Chief Operating Officer, China.com Inc. (formerly, hongkong.com Corporation)

*	Subject to re-election by shareholders at our 2005 annual general meeting.

**	Dr. Ch’ien was appointed as Chief Executive Officer in March 2005. Mr. Yip served as Chief Executive Officer until March 2005.

***	Mr. Oliver has also served as interim chief executive officer of Pivotal Corporation since April 2005. Divesh Sisodraker served as chief executive officer and president, Pivotal Corporation from July 1, 2004 until March 31, 2005. Prior to Mr. Sisodraker, Kent Roger (Bo) Manning had served in such position from the time of our acquisition of Pivotal in February 2004.

     The address of each of our executive officers and directors is c/o CDC Corporation, 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, except for Mr. Tinley whose address is c/o Ross Systems, Inc., Two Concourse Parkway, Suite 800, Atlanta, Georgia 30328 and Mr. Albert Lam whose address is c/o China.com Inc., 15/F Tower C2 Oriental Plaza, No.1 East Chang An Ave., Dong Cheng District, Beijing 100738, China. The following is a brief biography of each of our directors and executive officers:

     Raymond K.F. Ch’ien has served as executive chairman of our board of directors since April 2001 and chairman of our board since January 1999. He served as acting chief executive officer between March 2004 and March 2005, and was appointed chief executive officer in March 2005. Dr. Ch’ien is chairman and a member of the executive and compensation committees of our Hong Kong listed subsidiary, China.com Inc. Dr. Ch’ien is also chairman of MTR Corporation Limited and serves on the boards of HSBC Holdings plc, the Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. In public service, Dr. Ch’ien is chairman of the Advisory

Committee on Corruption of the Independent Commission Against Corruption and chairman of the Hong Kong/European Union Business Cooperation Committee and a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. Ch’ien is an honorary president and past chairman of the Federation of Hong Kong Industries. He is also President of Hong Chi Association, Hong Kong’s leading non-government organization helping mentally handicapped persons. From 1992 to 1997, Dr. Ch’ien was a member of the Executive Council of Hong Kong, then under British Administration. In July 1997, he was appointed a member of the Executive Council of the Hong Kong SAR and served until June 2002. He also served as chairman of the Industry & Technology Development Council from 1993 to 1999. Dr. Ch’ien received a doctoral degree in economics from the University of Pennsylvania in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.

     Peter Yip is a vice chairman of our board of directors. He served as our chief executive officer between January 1999 and March 2005. Mr. Yip submitted his resignation as chief executive officer in February 2005 after taking a medical leave of absence from such role commencing in March 2004. Mr. Yip is also a non-executive director of China.com Inc. Mr. Yip has over two decades of entrepreneurial experience in media and telecommunications, technology investment and technology transfer. Prior to forming CDC, Mr. Yip founded a systems integration company which eventually was sold to SHL Systemshouse, a company since acquired by MCI. He previously held management positions at KPMG Consulting and Wharton Applied Research. Mr. Yip received a master’s degree in business administration from the Wharton School and both a master’s degree and a bachelor’s degree in electrical engineering from the University of Pennsylvania.

     Zhou Shun Ao has been a vice chairman of our board of directors since December 2000. He was our chief China officer from January 1999 to December 2000. Mr. Zhou has over 30 years of experience at Xinhua News Agency, serving as executive deputy general manager. He was deputy director of the Department for Business Development, general manager of China Media Development Corporation and president of China Global Public Relations Corporation. Mr. Zhou also serves as an executive director of our Hong Kong listed subsidiary, China.com Inc.

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

     William Fung has served as an independent director since June 2001. Dr. Fung is managing director of Li & Fung Limited, and has held key positions in major trade associations. In January 2004, Dr. Fung was appointed by the Government of the Hong Kong Special Administrative Region to serve as a member of the Economic and Employment Council. He was past chairman of both the Hong Kong General Chamber of Commerce and the Hong Kong Exporters’ Association. He sits on the board of HSBC Holdings plc, CLP Holdings Ltd. and VTech Holdings Limited. Dr. Fung holds a bachelor’s degree in Engineering from Princeton University and a master’s degree in business administration from the Harvard Graduate School of Business. He has been awarded an honorary doctorate degree in business administration by the Hong Kong University of Science and Technology.

     Kwong Ki Chi has served as an independent director since June 2003. Mr. Kwong has served in the Government of Hong Kong for 27 years and held positions principally in the economic and financial fields. He was the Secretary for the Treasury from 1995 to 1998, with responsibility for the public finances, and also the first appointee to the new position of Secretary for Information Technology and Broadcasting from 1998 to

March 2000, with responsibility for information technology, telecommunications and broadcasting. After retiring from government service in March 2000, Mr. Kwong joined the Hong Kong Exchanges and Clearing Limited as its first chief executive until April 2003, following the demutualization and merger of the Stock Exchange of Hong Kong, the Hong Kong Futures Exchange and their associated clearing houses. In January 2004, Mr. Kwong was appointed managing director of Hsin Chong International Holdings Ltd. He left Hsin Chong International Holdings Ltd. in July 2004 to join Hongkong Sales (Int’l) Ltd as its managing director. With effect from April 26, 2004, Mr. Kwong has been appointed an independent non-executive director of Giordano International Ltd. Mr. Kwong is a non-official Justice of the Peace in Hong Kong and has been awarded the Gold Bauhinia Star. He holds a number of public service positions, including council member of the Chinese University of Hong Kong and board director of the Hong Kong Community Chest. Mr. Kwong earned a bachelor of science degree in physics and mathematics from the University of Hong Kong and a master of philosophy degree in economics and politics of development from the University of Cambridge, England.

     Carrick John Clough has served as an independent director since December 2003. Prior to this, Mr. Clough has served as the non-executive chairman of the board of Praxa since May 2003. He has been a special advisor to General Atlantic Partners since December 2000. Before joining General Atlantic Partners, Mr. Clough gained over 25 years of management experience in the IT industry internationally. He was a co-founder and managing director of the CSSL Group, a mid-range software distributor and hardware reseller in Asia. Prior to co-founding the CSSL Group, Mr. Clough held the position of general manager of JBA in Asia, an Australia-based worldwide mid-range software distributor, and gained working experience as a consultant in the United Kingdom and Europe. Mr. Clough received his education in New Zealand.

     Keith Geoffrey Oliver joined the company in January 2004 as senior vice president for finance and administration, and has served as our chief financial officer since August 2004. His key responsibilities include managing our overall financial systems and internal controls. Mr. Oliver has served as an executive director and the compliance officer of our Hong Kong listed subsidiary, China.com Inc., since October 2004. He has also served as interim chief executive officer of our customer relationship management software division, Pivotal Corporation, since April 2005. Most recently, he was chief financial officer of Dentsu Young & Rubicam Asia. Prior to that, Mr. Oliver spent 18 years with Philip Morris, principally with Philip Morris Asia, where he held various key positions such as regional controller and regional vice president of finance. After Philip Morris Asia, he joined Kraft Foods Asia Pacific as area director for four years. Mr. Oliver has also served with CIC, our former parent company. Mr. Oliver graduated from University of Melbourne with a bachelor of commerce degree.

     Steven Chan has served as our director, legal and company secretary since May 2001 and as general counsel and company secretary since October 2003. He is responsible for the management and execution of the global legal operations of the company and that of its various businesses worldwide. He advises the management of the company on legal, operational and strategic issues. Prior to joining the company, Mr. Chan had worked with the New York offices of Morrison & Foerster LLP and Milbank, Tweed, Hadley & McCloy LLP. He received a juris doctor degree from Boston College Law School and a bachelors degree from the University of California at Berkeley in political economy with a minor in business administration.

     Tony Lam has served as our human resources director since September 1999. Prior to joining the company, Mr. Lam had regional human resources responsibilities in the entertainment industry for over six years, and was involved in the transition of ownership of the companies he was with on two separate occasions. He also has experience in human resources in the garment industry and experience in project and general management. Mr. Lam has a graduate degree in Organizational Behavior from Brigham Young University.

     J. Patrick Tinley has served as chairman of the board of Ross Systems since January 2001 and chief executive officer since July 2000. Mr. Tinley joined Ross Systems in November 1988 as executive vice president, business development and in that role led sales, marketing, product development and client services.

Mr. Tinley was promoted to president and chief operating officer in 1995 and has been a director of Ross Systems since 1993. Prior to joining Ross Systems, Mr. Tinley held executive management positions with Management Science of America, Inc. and Royal Crown Companies. Mr. Tinley received a bachelor of science degree from Columbus University.

     William James LaLonde has served as president and chief executive officer of CDC Software, Asia Pacific since October 2004. Prior to joining CDC, Mr. LaLonde was vice president, worldwide sales for Brocade Communications Systems, a provider of intelligent switches and related components for storage area networks and was responsible for driving Brocade’s sales revenue and managing operations in North America, Europe/Middle East/Africa, Asia Pacific, and Latin America. Before Brocade, Mr. LaLonde was managing director, Asia Pacific sales and operations of Network Associates, a leader in network security and management software. Mr. LaLonde began his career in Asia by spending over 5 years in various senior sales and marketing positions with Microsoft Corporation in Japan. Mr. LaLonde speaks fluent Japanese and he has authored a book in Japanese. He received a bachelor of arts degree in Economics with a minor in International Business from the University of Texas at Austin, Texas.

     Rudy Chan has served as chief executive officer of China.com Inc., our 81% owned mobile services and internet media subsidiary, from February 2000 to January 2004 and from July 2004 to present. As chief executive officer of China.com Inc., Mr. Chan is responsible for managing the portal network and wireless related initiatives within the group. Prior to joining us, Mr. Chan was managing director of Time Inc. Asia. Mr. Chan is currently an independent non-executive director of Softbank Investment International (Strategic) Ltd., which is listed on the main board of the Stock Exchange of Hong Kong Limited. Mr. Chan had been a founder and director in the Hong Kong operations of Bartercard, a global computerized barter trade exchange network that facilitates cashless transactions among its members. Mr. Chan holds a master of business administration from the Wharton School at the University of Pennsylvania, and is a certified public accountant registered with the State of New York.

     Albert Lam has served as the chief operating officer of China.com Inc. from July 2004. He is responsible for formulating and executing the strategy and direction of China.com Inc. at the operating level. Mr. Lam is also the chief executive officer of Newpalm, a wholly-owned subsidiary of China.com Inc. from July 2004. Mr. Lam has over 23 years of experience in the telecommunications and IT industries in North America and Greater China, of which more than seven years were with Motorola Inc. Prior to joining China.com Inc., he was Vice President of Motorola Asia Pacific and General Manager of the Taiwan PCS Division. Mr. Lam was the chief operating officer of Newpalm from March 2001 until December 2002 where he helped establish strong relationships with the local provincial operators. In addition, Mr. Lam has worked with Northern Telecom (Nortel) for 10 years and gained a broad range of experience in engineering, business developing, marketing and ventures management. Mr. Lam holds a master of business administration from the University of Calgary and a bachelor degree of Applied Science from the University of Toronto.

B. Compensation

Directors

     During fiscal 2004, we paid our directors compensation, inclusive of directors’ fees an aggregate amount equal to US$216,250 and granted to them a total of 900,000 options to purchase our Class A common shares with exercise prices ranging between US$7.77 and US$8.25 per share. This includes the director’s fees and option grants that were provided to Dr. Ch’ien in his capacity as executive chairman, prior to his commencing service as acting chief executive officer. Directors are reimbursed for all expenses incurred in connection with each meeting of the board of directors and when carrying out their duties as directors of CDC.

     In 2004, our policy was to pay each non-employee director US$25,000 per year for their respective services, provided they attend at least 60% of the board meetings held each year. We also pay members of our audit committee US$10,000 per year for their services on the audit committee, and we pay US$40,000 to the independent members of our executive committee, provided they each attend at least 60% of their respective committee meetings held each year.

     In February 2005, our board of directors adopted a revised director compensation structure with respect to our non-executive directors. Under the revised structure, effective January 1, 2005, non-executive directors would receive the following annual compensation and one time option grants with respect to board and committee service:

	Compensation	One Time Option Grant
Board service	$25,000	20,000
Chairman of Audit Committee	$20,000	20,000
Audit Committee service (other than chairman)	$15,000	15,000
Compensation Committee Service	$7,500	5,000
Nominating Committee service	$7,500	5,000

     Under the revised structure, director compensation is not linked to attendance.

Executive Officers

     During fiscal 2004, we paid our executive officers as a group compensation in an aggregate amount equal to US$2,601,612 and granted to them a total of 1,051,934 options to purchase Class A common shares, with exercise prices ranging between US$4.06 and US$11.75 per share. This includes the compensation that was provided to Dr. Ch’ien in his capacity as acting chief executive officer. All of such options expire in 2014. We have entered into employment agreements with a number of the executive officers named in Item 6.A – “Directors, Senior Management and Employees – Directors and Senior Management”. Other than our executive chairman and chief executive officer, the annual remuneration range of our officers (including salary, bonus and other incentive) ranged from US$169,231 to US$600,000 during 2004. Our agreements provide for the reimbursement of expenses upon presentation of proper receipts in accordance with our policies. Termination arrangements typically provided for include, if such person is terminated by us without cause, the right to receive a payment equal to three months of their respective salaries plus a pro rated payment of one additional month of salary for every incremental year of service, and acceleration and full vesting of options.

Mandatory Provident Fund

     The Mandatory Provident Fund, or MPF, scheme is the standard pension payment required by the Hong Kong government. In the MPF scheme, mandatory contributions are basically calculated on the basis of 10% of an employee’s relevant income, with the employer and employee each paying US$128 per month or up to 5% of the employee’s relevant income. This requirement also applies to our executive officers resident in Hong Kong in compliance with the overall scheme.

1999 Stock Option Plan

     Pursuant to our 1999 Stock Option Plan, as amended, options may be granted to directors, executive officers, employees and consultants of CDC Corporation and our subsidiaries for the purchase of up to an aggregate of 20.0 million Class A common shares. As of March 31, 2005, there are approximately 9.8 million Class A common shares reserved for issuance under outstanding options granted under our 1999 Stock Option Plan, with a weighted average exercise price of approximately US$5.95 per share. These options are generally exercisable for a period of five or ten years. From the inception of the 1999 Stock Option Plan, our directors and employees had exercised options to purchase approximately 5.6 million Class A common shares. As of March 31, 2005, outstanding options to purchase 5.1 million Class A common shares under our 1999 Stock Option Plan have vested.

     Our 1999 Stock Option Plan is administered by the compensation committee of the board of directors, which determines, at its discretion, the number of Class A common shares subject to each option granted and the related purchase price and option period.

     The 1999 Stock Option Plan requires that each option will expire on the date specified by the compensation committee, but not more than ten years from the date on which the option was granted. Under the 1999 Stock Option Plan, unless otherwise specified in the option award agreement, upon the voluntary termination of employment by an option holder or termination of an option holder for cause by CDC, any options granted under the 1999 Stock Option Plan to the option holder generally will terminate. If termination was due to death, retirement or disability, the option holder, or his or her successors, have a period of one year within which to exercise the option holder’s options. If termination was due to any other reason, options granted under the 1999 Stock Option Plan may be exercised within three months of the termination. Options granted are nontransferable except by will or as otherwise authorized by the compensation committee.

     Upon the occurrence of any change in our capital structure, including any merger, liquidation, reorganization, or recapitalization, the compensation committee may amend the 1999 Stock Option Plan to preserve the rights of option holders substantially proportionate to their rights existing prior to the occurrence of such event, as it may deem necessary. Upon the occurrence of a change of control in CDC, the compensation committee may amend the 1999 Stock Option Plan as it may deem appropriate provided that such adjustments do not have a substantial adverse impact on the option holder. Unless terminated earlier by action of the board of directors, the 1999 Stock Option Plan will terminate on May 17, 2009, the ten year anniversary of the approval of the 1999 Stock Option Plan by the board of directors and the shareholders.

Assumption of Ross’ 1998 Incentive Stock Plan

     In connection with the acquisition of Ross which was consummated in August 2004, we had agreed to replace Ross stock options with an exercise price of US$19.00 per share or less with options to purchase CDC common shares under substantially similar terms. The Ross stock options had been issued under Ross’ 1998 Incentive Stock Plan, and Ross had previously registered the shares issuable under such plan with the Securities and Exchange Commission. Pursuant to the terms of the amended merger agreement with Ross, each Ross stock option was converted into an option to acquire CDC common shares based on a conversion ratio of 4.358 CDC options for each Ross stock option. In connection with the merger, we assumed Ross’ 1998 Incentive Stock Plan, and registered with the Securities and Exchange Commission 950,000 Class A common shares which represented the aggregate number of Class A common shares that may be issued upon exercise of the options which had been granted under Ross’ 1998 Incentive Stock Plan and 1,400,000 Class A common shares which represented the aggregate number of Class A common shares that may be issued upon exercise of options which could still be granted under Ross’ 1998 Incentive Stock Plan.

     As of March 31, 2005, there are approximately 892,000 Class A common shares reserved for issuance under outstanding options granted under the assumed Ross 1998 Incentive Stock Plan, with a weighted average exercise price of approximately US$2.52 per share. Approximately 321,000 of such options have vested.

     As of March 31, 2005, we had not granted any additional CDC options under Ross’ 1998 Incentive Stock Plan which we had assumed.

     FASB Statement No. 123 (revised 2004), Share-Based Payment, requires that the compensation cost relating to share-based payment transactions, such as the options issued under our 1999 Stock Option Plan and the options assumed under Ross’ 1998 Incentive Stock Plan, be recognized in our financial statements. The Securities and Exchange Commission has required public companies to implement the standards of FASB Statement No. 123R, and when such standards become effective for us in the first quarter of 2006, they could have a material impact on our financial statements. We are currently considering various alternatives with respect to the options issued under our 1999 Stock Option Plan and the options assumed under the Ross’ 1998 Incentive Stock Plan to mitigate the potential impact of FASB Statement No. 123R on our financial statements.

Options Held by Directors and Officers

     As of March 31, 2005, of the approximately 9.8 million outstanding options for the purchase of our Class A common shares, our directors and executive officers as a group held options to purchase a total of approximately 4.6 million of our Class A common shares. The weighted average exercise price of these options is approximately US$6.10 per share. The options granted to such directors and executive officers generally vest 25%, 33-1/3%, 50% or 100% per year on a quarterly basis over a one to four year period, as applicable, commencing immediately upon grant, on the first quarter or first anniversary of the relevant grant. As of March 31, 2005, our directors and officers, as a group, held vested options to purchase approximately 3.2 million Class A common shares.

     Of the total number of options held by our directors and officers, 1,100,000 options have been granted to APOL, a company owned by the spouse of Mr. Yip, our vice chairman and a trust established for Mr. Yip’s children, 200,000 of which are exercisable at a price of US$2.82 (granted in June 2002), another 200,000 of which are exercisable at a price of US$4.95 (granted in June 2003), 100,000 of which are exercisable at a price of US$5.16 (granted in June 2003), and 600,000 of which are exercisable at a price of US$8.25 (granted in March 2004). In addition, there are also 1,881,442 Class A common shares reserved for issuance under options we granted to APOL at an exercise price of US$5.00 (granted in July 1999).

     In addition to the options held by APOL, Mr. Yip has been granted 90,000 options in connection with his service as a member of the board, 60,000 of which are exercisable at a price of US$3.375 (granted in June 1999) and 30,000 of which are exercisable at a price of US$4.2813 (granted in January 2001). Mr. Yip has also been granted 100,000 options in connection with his service as chief executive officer which are exercisable at a price of US$23.00 (granted in May 2000). We have approved a proposal from Mr. Yip to permit the transfer of certain of the options granted to APOL and Mr. Yip to charitable funds designated by Mr. Yip.

     Dr. Ch’ien holds an aggregate of 1,366,667 options, 66,667 of which are exercisable at a price of US$3.375 (granted in June 1999), 100,000 of which are exercisable at a price of US$6.8125 (granted in October 2000), 30,000 of which are exercisable at a price of US$4.2813 (granted in January 2001), 220,000 of which are exercisable at a price of US$2.74 (granted in April 2001), 400,000 of which are exercisable at a price of US$2.97 (granted in July 2001), 300,000 of which are exercisable at a price of US$7.77 (granted in May 2004), and 250,000 of which are exercisable at a price of US$2.686 (granted in April 2005). Dr. Ch’ien exercised 180,000 options during 2004.

2004 Employee Share Purchase Plan

     During 2004, we established and implemented an employee share purchase plan, or ESPP, which allows eligible employees to purchase our Class A common shares at a discount through payroll deductions during two annual purchase periods. The eligibility criteria for participation in the ESPP include the following:

-	completion of at least 180 days of continuous service with CDC or an eligible subsidiary;

-	customarily work more than 20 hours per week and five months in a year for CDC or an eligible subsidiary; and

-	less than 5% ownership of the total combined voting power or value of all classes of capital stock of CDC or of a subsidiary.

     Nationals of the PRC residing in the PRC as a permanent resident are not eligible to participate in the ESPP. The two purchase periods over every twelve-month time span are from October 1 to March 31 of the following year and April 1 to September 30 of the same year. Participants in the ESPP may select payroll deductions in whole percentages, from 1% to 10% of base salary. Class A common shares are purchased using the funds set aside through the payroll deductions at the end of each purchase period at a 15% discount to the lower of the market value of a Class A common share on the first day of the purchase period or the last day of the purchase period. We have set a limit of 1,000 shares as the number of shares that any single employee may purchase in any single purchase period. We have reserved an aggregate of 2,000,000 Class A common shares for issuance under the ESPP, and an aggregate of no more than 300,000 Class A common shares are available for purchase during any purchase period. In connection with implementing the 2004 ESPP, we terminated our prior employee share purchase plans which had previously been suspended.

     As of May 31, 2005, we had issued 97,608 Class A common shares under the ESPP.

China.com Inc. Share Option Schemes

     Our 81% owned subsidiary, China.com, which is listed on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange has adopted three share option schemes pursuant to which it may issue options to acquire its ordinary shares, par value HK$0.10 per share – the Pre-IPO Share Option Scheme, the Post-IPO Share Option and the 2002 Share Option Scheme. Under the share option schemes, China.com may generally issue options to directors, employees, advisors, consultants, vendors and suppliers. The maximum number of shares which can be granted under the Pre-IPO Scheme and the Post-IPO Scheme must not exceed 10% of the issued share capital of China.com as of the date of the listing of its shares on the GEM. The maximum number of shares which can be granted under the 2002 Scheme must not exceed 10% of the issued share capital of China.com at the date of approval of the scheme. As of December 31, 2004, the number of shares issuable under the Pre-IPO Scheme, the Post-IPO Scheme and the 2002 Scheme were 95.1 million, 34.4 million and 53.8 million, respectively, which represented approximately 4.4% of the aggregate of China.com’s shares in issue at that date. Pursuant to the Pre-IPO Scheme and the Post-IPO Scheme, no participant shall be granted an option which, if accepted and exercised in full, would result in such a participant’s maximum entitlement exceeding 25% of the aggregate number of shares of the Company subject to such schemes. The maximum number of shares issuable as options to each eligible participant in the 2002 Scheme in any 12 month period shall not exceed, without shareholder approval, 1% of the issued share capital of China.com from time to time. All share options must be exercised within 10 years from the date of grant. The exercise price for options issued under the Pre-IPO Scheme was set at HK$1.88 per share. The exercise price of options issued under the Post-IPO Scheme and the 2002 Scheme is determined by the directors of China.com, but may not be less than the higher of the following:

-	The closing price of China.com’s shares on the Hong Kong Stock Exchange on the date of grant of the options;

-	The average of the closing prices of China.com’s shares for the five trading days immediately preceding the date of grant of the share options; and

-	The nominal value of China.com’s shares.

     As of December 31, 2004, Mr. Rudy Chan held 89 million options for China.com with an exercise price ranging from HK$0.286 to HK$1.88 per share which represented approximately 2.2% of the issued share capital of China.com. As of December 31, 2004, all other officers and directors of China.com who also serve as an officer or director of us held options for China.com and issued share capital of China.com representing less than 1.1% of the issued share capital of China.com.

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

     Mr. Peter Yip, who served as our chief executive officer until February 2005 was initially appointed chief executive officer pursuant to a services agreement, as amended, dated July 12, 1999 between CDC and APOL. The services agreement was replaced with a new services agreement approved by the Board of Directors in January 2002 for an initial term of one year with automatic renewal provisions. See Item 7.B – “Major Shareholders and Related Party Transactions – Related Party Transactions” for a summary of the January 2002 services agreement. While Mr. Yip resigned as chief executive officer in March 2005, Mr. Yip continues to serve as vice chairman and a director on our board of directors. His term as a director ends in 2005 subject to re-election by shareholders at the 2005 annual shareholder meeting. Pursuant to arrangements between CDC and APOL, provided that Mr. Yip, or together with his immediate family, is the beneficial owner of more than 50% of APOL and APOL beneficially owns at least 5% of our Class A common shares, APOL has the right to designate a director to serve on our board.

     Dr. Raymond Ch’ien was appointed as executive chairman of our board of directors pursuant to a services agreement between CDC and Dr. Ch’ien. In March 2005, we entered into an amended and restated services agreement with Dr. Ch’ien under which Dr. Ch’ien agreed to provide services as executive chairman pursuant to the terms of such agreement for a term of 36 months until April 2007. Among other things, the agreement provided that for so long as Dr. Ch’ien serves as executive chairman, he has the right to be nominated to serve as a director of our board, subject to the shareholders electing him as a director at the next general meeting of shareholders. See Item 7.B – “Major Shareholders and Related Party Transactions – Related Party Transactions” for a summary of the terms of Dr. Ch’ien’s amended and restated services agreement to serve as our executive chairman, as well as a summary of the terms of Dr. Ch’ien’s executive services agreement to serve as our chief executive officer which we entered into in February 2005. Dr. Ch’ien’s current term as director ends in 2005 subject to re-election by shareholders at the 2005 annual shareholder meeting.

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

     There are no family relationships between any of the named directors and executive officers. There are no material arrangements or understandings that exist between any such director or executive officer and CDC pursuant to which any such person was appointed as a director or executive officer of CDC except for the arrangements between CDC and each of Mr. Yip and Dr. Ch’ien.

Committees of the Board of Directors

     During fiscal 2004, the board of directors had four standing committees:

-	the executive committee;

-	the audit committee;

-	the compensation committee; and

-	the nominating committee.

     The executive committee was authorized during any interim period between quarterly meetings of the full board of directors, to act for and in lieu of the full board of directors and to approve of any transaction requiring board approval by the board of directors that does not exceed aggregate consideration to be paid by

CDC of more than US$20.0 million in cash and equity, with any equity component not to exceed 500,000 Class A common shares. During 2004, Messrs. Ch’ien, Yip, Zhou, Britt and Clough served on the executive committee with Dr. Ch’ien serving as chairman. The historical basis for the executive committee was to provide more detailed input on operational and large non-recurrent initiatives at a time when our business model was evolving. Given that we are tapering off such initiatives because we have in large part completed the evolution of our business model through various acquisitions and disposals, and have shifted our focus to achieving operational improvements of existing business units, in February 2005 the board of directors elected to discontinue the executive committee and to have the duties of the executive committee assumed by the full board of directors.

     The audit committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of our annual audit. In addition, since February 2002, the audit committee reviews the terms of proposed transactions with related parties in accordance with the terms of our articles of association. Since May 2003, the audit committee has also had responsibility to review our compliance with the Sarbanes-Oxley Act. This includes reviewing documentation of our internal controls and key processes and procedures in order to report on compliance with Section 404, “Management Assessment of Internal Controls”. We have appointed to the audit committee directors who qualify as an independent director for purposes of the rules and regulations of the Nasdaq National Market and the Sarbanes-Oxley Act of 2002. The audit committee operates under a charter that is compliant with the rules and regulations of the Nasdaq National Market. Currently, Messrs. Kwong, Britt and Clough serve on the audit committee with Mr. Britt serving as chairman.

     The compensation committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers the 1999 Stock Option Plan and the 2004 Employee Share Purchase Plan. During fiscal 2004, Messrs. Ch’ien, Kwong and Fung served on the compensation committee with Dr. Ch’ien serving as chairman. In March 2005, Mr. Kwong replaced Dr. Ch’ien as the chairman of the committee.

     The nominating committee formulates and reviews appropriate criteria to be used in connection with selection of persons to serve on our board of directors and assesses and recommends nominees for election to our board of directors by shareholders at the annual general meeting. During fiscal 2004, Messrs. Ch’ien, Fung and Britt served on the nominating committee with Dr. Ch’ien serving as chairman. In March 2005, Mr. Britt replaced Dr. Ch’ien as the chairman of the committee.

D. Employees

     As of December 31, 2004, we had approximately 1,802 full-time, part-time and temporary employees, as compared to 1,179 at the beginning of fiscal 2004. Of our 1,802 employees, approximately 610 are in professional services and consulting positions, 404 are in sales, marketing and business development positions, 352 are in research and development positions, 310 are in various finance, back office and administration positions, 96 are in design and editorial positions and 62 are in general and operations management positions, with the remainder principally consisting of part-time and temporary employees. Going forward, we aim to continue to attract, retain and motivate highly qualified technical, sales and management personnel, particularly highly skilled technical personnel and engineers involved in new product development and productive sales personnel. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage.

E. Share Ownership

     Beneficial ownership of our Class A common shares by our directors, senior executive officers and other major shareholders is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to those shares. In computing the number of Class A common shares beneficially owned by a person, and the percentage ownership of that person, Class A common shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2005 are deemed beneficially owned and outstanding, but such Class A common shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person.

     None of our directors or senior executive officers beneficially owned more than 1% of our Class A common shares as of March 31, 2005, other than Dr. Raymond Ch’ien and Mr. Peter Yip. As of March 31, 2005, Dr. Ch’ien was the beneficial owner of approximately 2,028,440, or approximately 1.8%, of our Class A common shares consisting of 911,773 Class A common shares for which Dr. Ch’ien is the owner of record or beneficial owner and 1,116,667 options to acquire Class A common shares attributable to him. In addition, after March 31, 2005, Dr. Ch’ien was granted an additional 250,000 options at an exercise price of US$2.686. As of March 31, 2005, Mr. Yip was the beneficial owner of approximately 19,452,028, or approximately 17.5%, of our Class A common shares. Mr. Yip’s beneficial ownership under the Securities and Exchange Commission’s rules is the same as that of his spouse and APOL. APOL is the owner of record of 11,835,686 Class A common shares and the beneficial owner of an additional 2,981,442 Class A common shares due to exercisable options attributable to APOL. Mr. Yip is the beneficial owner of 190,000 Class A common shares due to options attributable to him. Mr. Yip’s spouse owns 4,444,900 Class A common shares. APOL is a company owned by Mr. Yip’s spouse and a trust established for the benefit of Mr. Yip’s children.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     We are a publicly owned corporation, and our shares are owned by U.S. residents and residents of other countries. As of March 31, 2005, we were not directly owned or controlled by another corporation or by any foreign government, and a total of 581 shareholders of record were U.S. residents holding approximately 77% of our Class A common shares. Holders of our Class A common shares do not have different voting rights.

     The following table sets forth information concerning each person known by us who own beneficially 5% or more of our Class A common shares as at March 31, 2005:

	Beneficial Ownership
	Shares	Percent
Shareholder
Asia Pacific Online Limited(1)	19,452,028	17.5%
Xinhua News Agency(2)	7,362,734	6.6%

(1)	APOL is owned by the spouse of Mr. Yip, our vice chairman, and a trust established for the benefit of Mr. Yip’s children. APOL was the owner of record, as at March 31, 2005, of 11,835,686 Class A common shares and the beneficial owner of an additional 2,981,442 Class A common shares due to exercisable options attributable to APOL. Mr. Yip was the beneficial owner of 190,000 Class A common shares due to exercisable options attributable to him. Mr. Yip’s spouse owned 4,444,900 Class A common shares.

(2)	Xinhua holds our shares through a wholly-owned subsidiary, Golden Tripod Technology Limited.

     For a discussion of risks associated with the holdings of our major shareholders, see Item 3.D – “Key Information – Risk Factors – Risks Relating to Our Class A Common Shares – Our share price could be adversely affected if our major strategic shareholders materially change their holdings in our shares, particularly if the share holdings are not disposed of in an orderly manner” and “– A small group of our existing shareholders control a significant percentage of our common shares, and their interests may differ from other shareholders”.

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

     In January 2003, New World Infrastructure Limited ceased to be one of our shareholders following the sale of their entire CDC shareholding in the open market, as well as in privately negotiated transactions with us, APOL and our chairman, Dr. Ch’ien. We purchased 4,468,560 Class A common shares, APOL purchased 4,300,000 Class A common shares, and our chairman purchased 200,000 Class A common shares from New World Infrastructure Limited in January 2003.

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

     Where Asian-based advertisements were sold on 24/7’s U.S. network of advertising affiliates, we would pay 70% of such sales revenue, net of commissions retained or paid to advertising agencies, to 24/7. We served as 24/7 Media Asia’s exclusive agent for the sale of Asian-based advertisements on 24/7’s U.S. network of advertising affiliates.

     In August 2000, the agreement with 24/7 was superceded by the 24/7 Media Asia Agreement and supplemental related agreements. In October 2000, as part of the Media Asia Agreement, we sold 19.9% of our shares in 24/7 Media Asia Limited, a then wholly-owned subsidiary, to 24/7 in exchange for 2,500,000 shares of common stock of 24/7 valued at US$4.3125 per share, resulting in a net gain of US$10.4 million.

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

     In February 2003, 24/7 filed suit in Federal District Court in New York against us to enforce obligations allegedly owed under the Media Asia Agreement. We contested these allegations and, in May 2003, obtained an order compelling arbitration of the claims, at the International Chamber of Commerce, or the ICC.

     In 2003, 24/7 ceased to be a related party.

     In June 2004, we reached a settlement with 24/7 settling all outstanding claims between the parties. The settlement resulted in a net expense of US$1.6 million comprised of a US$3.0 million expense as a result of issuance of 400,000 CDC Class A common shares to 24/7 offset by a release of provisions and payables due to 24/7 of US$1.4 million.

     AOL Time Warner, Inc. During 2001, we paid advertising fees totaling US$3.5 million to AOL Time Warner Inc., a shareholder, for the provision of Internet advertising services. In addition, we paid AOL Time Warner Inc. US$3.7 million for computer software from PurchasePro.com, Inc., a strategic alliance partner of AOL Time Warner Inc. In other matters involving AOL, we sought the return of US$2.2 million which we spent under a software development agreement among AOL, CIC and CDC. Under the terms of the software development agreement dated February 1, 2000, we agreed to provide AOL with US$2.2 million to finance the development of AOL software which could be utilized in the China market. We entered into the software development agreement in anticipation of a joint venture with AOL to develop consumer interactive services for the China market. No joint venture arrangement with AOL was ever entered into, and AOL never delivered a software product. In addition, we sought the return of US$3.5 million in connection with an agreement to purchase advertising services from AOL, as well as the return of US$3.7 million in connection with the PurchasePro.com, Inc. computer software for which we paid AOL.

     In July 2003, we reached a settlement with AOL including all claims between the two companies and their affiliates. We also agreed with AOL to cancel AOL’s two warrants to acquire additional shares in CDC. We currently have no remaining operational, strategic or other agreements with AOL. According to public filings with the Securities and Exchange Commission, on September 11, 2003, AOL disposed of its entire holding of CDC shares.

     Golden Tripod. For the years ended December 31, 2002, 2003 and 2004, we paid management fees of US$293,000, US$137,000 and US$132,000, respectively, to Golden Tripod Limited, an entity affiliated with Xinhua, one of our major shareholders, for the provision of general management services to us.

     Dr. Raymond Ch’ien. In April 2004, we entered into an executive services agreement with Raymond Ch’ien to serve as our executive chairman which replaced Dr. Ch’ien’s executive services agreement entered into in April 2001. Under the new executive services agreement, Dr. Ch’ien agreed to provide services as executive chairman pursuant to the terms of such agreement for a term of 36 months until April 2007. Thereafter, the agreement is subject to automatic renewal for successive periods of one year, unless three months notice of non-renewal is given. Among other things, the agreement provided for the following:

•	For so long as Dr. Ch’ien serves as executive chairman, he has the right to be nominated to serve as a director of our board, subject to the shareholders electing him as a director at the next general meeting of shareholders;

•	Dr. Ch’ien receives no basic salary for his services as executive chairman (see below, however, with respect to provisions relating to Dr. Ch’ien’s salary in connection with services as chief executive officer);

•	We agreed that Dr. Ch’ien would be granted options to purchase a total of 800,000 Class A common shares in three tranches. The first tranche of 300,000 options was granted upon Dr. Ch’ien’s appointment as executive chairman at an exercise price of US$7.77, with the second and tranches of 250,000 options each to be granted on the first and second anniversary of Dr. Ch’ien’s appointment, respectively. The options vest quarterly, and as of June 1, 2005, 300,000 options have vested. In the event Dr. Ch’ien is terminated for a reason other than certain causes specified in the agreement, death, disability, or by Dr. Ch’ien delivering notice of termination, the options accelerate and fully vest;

•	We agreed to reimburse Dr. Ch’ien for the costs of an administrative assistant employed by an associated company; and

•	We agreed to reimburse Dr. Ch’ien of all reasonable expenses related to travel, entertainment and subscription fees incurred in the performance of his duties as executive chairman, in accordance with our policies.

     Shortly thereafter in April 2004, Dr. Ch’ien agreed to serve as our acting chief executive officer as a result of Mr. Yip’s medical leave of absence, and we entered into an amendment to Dr. Ch’ien’s April 2004 executive services agreement. Under such amendment, Dr. Ch’ien agreed, in addition to providing services as executive chairman, to render additional services as acting chief executive officer, and we agreed to provide Dr. Ch’ien a salary of US$1.5 million per annum in connection with such services as acting chief executive officer.

     In March 2005, in connection with Dr. Ch’ien’s appointment as our full time chief executive officer, we re-structured our arrangements with Dr. Ch’ien. First, we entered into an amended and restated executive services agreement with Dr. Ch’ien to serve as our executive chairman which effectively further amended and restated both the original April 2004 executive services agreement and the April 2004 amendment. Second, we concurrently entered into another executive services agreement under which Dr. Ch’ien agreed to provide services as our chief executive officer.

     Under the terms of the amended and restated executive services agreement with Dr. Ch’ien to serve as our executive chairman, we removed the provisions relating to Dr. Ch’ien’s services as chief executive officer, and moved such provisions (including provisions relating to salary) into the other executive services agreement under which Dr. Ch’ien agreed to provide services as our chief executive officer. In addition, we made certain amendments to the terms of the agreement, including the following:

•	We amended the provisions relating to the grant of the second and third tranche of options to Dr. Ch’ien such that when such options were granted, the exercise price would be equal to the higher of the average closing price of our Class A common shares during the five trading days prior to the grant date or the closing price on the grant date. The second tranche of 250,000 options was granted to Dr. Ch’ien in April 2005 at an exercise price of US$2.686.

     Under the terms of the executive services agreement to provide services as chief executive officer entered into with Dr. Ch’ien in February 2005 concurrently with entering into the amended and restated executive services agreement, Dr. Ch’ien agreed to provide services as chief executive officer until April 2007.

Thereafter, the agreement is subject to automatic renewal. Among other things, the agreement provided for the following:

•	For so long as Dr. Ch’ien serves as chief executive officer, he has the right to be nominated to serve as a director of our board, subject to the shareholders electing him as a director at the next general meeting of shareholders;

•	We granted Dr. Ch’ien a salary of US$1.5 million per annum in connection with his services as chief executive officer;

•	Dr. Ch’ien’s compensation is subject to annual review after April 2007. Dr. Ch’ien has the right to call for a review of his consideration at most once between annual reviews which the compensation committee will consider, taking into account factors including the Hong Kong consumer price index and information provided by a third party employment benefits firm;

•	We agreed to reimburse Dr. Ch’ien for the costs of an administrative assistant employed by an associated company; and

•	We agreed to reimburse Dr. Ch’ien of all reasonable expenses related to travel, entertainment and subscription fees incurred in the performance of his duties as chief executive officer, in accordance with our policies.

     Each of Dr. Ch’ien’s executive services agreements contain a provision providing that to the extent benefits are duplicative under the two agreements, the benefits are not to be cumulated or aggregated.

     Asia Pacific Online Limited. APOL is owned by the spouse of Mr. Yip, our vice chairman, and a trust established for the benefit of Mr. Yip’s children. As of March 31, 2005, APOL was the beneficial owner of approximately 17.5% of our Class A common shares. See Item 6.E – “Directors, Senior Management and Employees – Share Ownership”. In January 2002, we entered into a services agreement with APOL relating to APOL’s provision to us of general management services. Under this agreement, we agreed to provide an annual management fee of US$1 and reimburse expenses incurred up to US$270,000 annually for the provision of general management services principally consisting of providing the full-time services of Mr. Yip to act as our chief executive officer.

     Mr. Yip acted as our chief executive officer between 1999 and 2005. In January 2004, the Compensation Committee considered and approved an equity compensation package for APOL in connection with providing the services of Mr. Yip as the Company’s chief executive officer. It was not until March 2004, however, until we made the grant to APOL of stock options to purchase up to 600,000 Class A common shares at an exercise price of US$8.25 per share. The options vest in equal installments at year end from 2004 to 2006. Thereafter, in March 2004, Mr. Yip began a leave of absence for medical reasons, and in February 2005 submitted his resignation as chief executive officer. During Mr. Yip’s leave of absence, except for providing a housing allowance to Mr. Yip covering the period from January through December 2004 amounting to US$120,000, no other cash compensation was paid to APOL or Mr. Yip.

     We are in discussions with APOL and Mr. Yip with respect to the terms and conditions of the termination of APOL’s services agreement pursuant to which APOL had provided the services of Mr. Yip to act as our chief executive officer. In connection with such discussions, in February 2005, the board of directors had authorized the following with respect to certain options granted to APOL and Mr. Yip:

•	To permit APOL and Mr. Yip to transfer certain options granted to APOL and Mr. Yip to approved non-profit organizations; and

•	To accelerate the vesting of approximately 525,000 out of the money options granted to Mr. Yip with exercise prices ranging from US$5.16 to US$8.25 per share, and to extend the exercise period of approximately 2.3 million options granted to APOL.

     We are in the process of finalizing the specific terms and conditions applicable to APOL, Mr. Yip and their respective options with respect to the foregoing, as well as the terms and conditions of the termination of APOL’s services agreement.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2004 commencing on page F-1 of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Our shares have been quoted on the Nasdaq National Market under the symbol “CHINA” since our IPO on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. The following table sets forth, for the years indicated, the high and low closing prices per share as reported on the Nasdaq National Market. On December 31, 2004, the closing price for our Class A common shares on the Nasdaq National Market was US$4.61 per share.

	Closing prices
	High	Low
	(in U.S. dollar per share)
2000:
Annual	73.4375	4.4063

2001:
Annual	7.6250	1.8700

2002:
Annual	3.2800	1.8600

2003:
First quarter	3.5800	2.7300
Second quarter	8.4100	3.2100
Third quarter	14.4600	8.2800
Fourth quarter	10.3800	7.4300
Annual	14.4600	2.7300

2004:
First quarter	12.6500	8.2500
Second quarter	9.2100	6.2000
Third quarter	7.0100	4.2000
Fourth quarter	5.1600	4.0500
Annual	12.6500	4.0500

2005:
First quarter	4.4800	2.9600

	Closing prices
	High	Low
	(in U.S. dollar per share)
Past six calendar months:
December 2004	4.6600	4.0500
January 2005	4.4800	3.6000
February 2005	3.8000	3.5000
March 2005	3.6700	2.9600
April 2005	3.0900	2.4000
May 2005	2.8900	2.4300

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not Applicable.

B. Memorandum and Articles of Association

     We incorporate by reference into this Annual Report the description of our Amended and Restated Articles of Association contained in our Current Report of Foreign Private Issuer on Form 6-K (File No. 000-30134) filed with the Securities and Exchange Commission on September 18, 2002, as amended by Amendment No. 1 to our Amended and Restated Articles of Association contained in our Current Report of Foreign Private Issuer on Form 6-K (File No. 000-30134) filed with the Securities and Exchange Commission on May 20, 2005.

C. Material Contracts

Expansion through Acquisitions and Partnerships

     We have acquired companies and assets that we believe will enhance our business model, revenue base, operations and profitability, particularly relating to our strategy in enterprise software and mobile value added services. Our acquisitions required the investment of significant amounts of cash and our Class A common shares and have involved amortization expenses related to certain intangible assets. A brief summary of our material transactions since January 2003 is set forth below:

     Praxa. In February 2003, our subsidiary, CDC Australia Limited, completed the acquisition of Praxa, an Australian information technology professional services organization with a 21-year operating history. The acquisition was completed for a purchase price of up to A$11.0 million (approximately US$6.4 million), subject to clawback provisions based on future performance. We paid US$3.5 million in cash in February 2003 at the time of acquisition, and based upon the performance of Praxa during 2003 we were not required to make any additional cash payments. In addition, we had a US$3.0 million loan to Praxa outstanding pursuant to a Loan Agreement — Fully Drawn Advance Facility dated as of February 12, 2004.

     Newpalm. In April 2003, we completed the acquisition of Newpalm, a short message service mobile software platform developer and application service provider in China, through our mobile services and applications arm and 81%-owned subsidiary, China.com. We paid cash consideration of US$14.0 million in 2003 and US$41.0 million in February 2004.

     Cayman First Tier. In September 2003, we acquired a majority interest in IMI, an international provider of software to the supply chain management sector principally across Europe and the United States, by acquiring 51% of IMI’s holding company, Cayman First Tier, in exchange for US$25.0 million to subscribe for new shares in Cayman First Tier. Symphony Technology Group, a Palo Alto, California based venture capital company, holds the remaining 49% in Cayman First Tier. The following discussion sets forth the terms of some of our arrangements with Cayman First Tier and our joint venture partner, Symphony.

     Cayman First Tier Loan Facilities. In addition to the US$25.0 million investment we paid as consideration for our 51% stake in Cayman First Tier, we agreed to provide up to US$25 million in loans pursuant to two loan facilities documented as revolving credit facilities which expire on September 8, 2008. Advances may be made in the form of cash or CDC shares. Interest on advances accrues at the rate of 3% per year, and is payable quarterly in arrears. Proceeds of advances may be used only for specified purposes which include:

•	to acquire assets of, or equity interests in, companies that are in the business of providing software for warehousing management, logistics and distribution management, and supply chain execution; or

•	to provide working capital for any businesses so acquired.

     Put Option Agreement. Also in connection with our investment in IMI, we granted Symphony an option to sell us all of Symphony’s 49% interest in IMI at any time during the twelve months following the occurrence of any of the following events:

•	The composition of IMI’s executive committee is altered by the IMI board such that it does not consist of four members of the IMI board, with two members elected by each of CDC and Symphony; provided, that a change in the composition of the executive committee to five members permitted under the terms of the executive committee charter in limited circumstances, does not trigger Symphony’s option;

•	A decision of the executive committee, made under the exclusive authority delegated to it under the executive committee charter is overruled by the entire IMI board; or

•	The rights, powers or responsibilities set forth in the executive committee charter are adjusted or terminated by the entire IMI board without the approval of the directors elected by Symphony.

     The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. The multiple is selected based upon a table using IMI’s revenue growth and EBITDA as a percentage of revenue as the selected metrics. The fixed multiple varies from 0.25, in the event revenues for IMI are decreasing greater than 10% per year and EBITDA as a percentage of revenues for IMI is less than 5%, to 6.0, in the event revenues for IMI are increasing greater than 20% per year and EBITDA as a percentage of revenues for IMI is greater than 20%. The parties have agreed to review the fixed multiples set forth in the table at least once a year so that the multiples would accurately reflect the fair market value for enterprise software companies, or earlier in the event the Nasdaq National Market composite index changes by more than 30% between periods the multiples are last reviewed. The form of payment of the purchase price will be determined by the parties, and may consist of cash, CDC common shares, a combination of both cash and CDC common shares, or other form of payment.

     Symphony Note. On November 14, 2003, Cayman First Tier provided a loan in the principal amount of US$25.0 million to Symphony in exchange for a non-recourse promissory note from Symphony, which we refer to as the Symphony Note. Symphony would use the proceeds from the loan to pursue acquisitions of enterprise resource planning software companies. Under the terms of the Symphony Note, the entire principal amount outstanding is payable by Symphony on November 14, 2007, with interest accruing at the rate of 3% per annum. Accrued interest is payable quarterly in the event Symphony’s net worth falls below the amount outstanding under the Symphony Note. Symphony has the option of prepaying borrowed amounts at any time upon three business days’ notice without penalty or premium, in increments of US$100,000. Symphony’s obligations under the promissory note are secured by a pledge from Symphony in favor of Cayman First Tier of all of Symphony’s right, title and interest in Symphony’s 49% interest in Cayman First Tier. The security interest is subordinate to the security interest Symphony granted in its 49% interest in Cayman First Tier to secure amounts outstanding under the line of credit we provided to Cayman First Tier. The promissory note allows Cayman First Tier to declare the note immediately due and payable upon the occurrence of events of default typical for such promissory notes including payment defaults, Symphony’s inability to pay its debts as they become due or becomes insolvent, or if the security agreement fails to create a valid lien on the collateral to secure the loan.

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

     Also in connection with the US$25.0 million loan under the Symphony Note and the US$7.0 million loan under the Cayman Loan Facility, on November 14, 2003, Symphony granted Cayman First Tier an option to purchase from Symphony a portion of the securities of the company Symphony acquired with the proceeds from the Symphony Note, or the Symphony Acquisition. Symphony granted Cayman First Tier an option to purchase a number of securities equal to 5% of the amount of securities acquired by Symphony in the Symphony

Acquisition. The purchase price for the securities was set at 175% of the price Symphony paid for the acquired securities. Cayman First Tier, with the consent of Symphony, has assigned the option to us.

     Pivotal. On December 8, 2003, we announced that we had signed a definitive agreement to acquire Pivotal by way of either an all-cash or a cash-and-stock transaction. We consummated our acquisition of Pivotal on February 25, 2004. Pivotal is an international CRM company that provides a complete set of flexible, powerful CRM applications and implementation services for mid-sized enterprises, licensed to over 1,800 clients worldwide. CDC Software acquired all of the outstanding shares of Pivotal under a plan of arrangement pursuant to which Pivotal shareholders elected to receive, for each Pivotal share, either (1) US$2.00 in cash; or (2) US$2.14 comprised of US$1.00 cash plus US$1.14 of common shares of CDC. The value of the share portion of this option was calculated using the average closing price of the CDC shares on the Nasdaq National Market over the ten trading day period ending two days prior to closing, which was US$11.2204.

     In addition to the consideration paid for each outstanding Pivotal share, each outstanding option to acquire Pivotal common shares with an exercise price of less than US$2.00 was converted into an option to acquire, on the same terms and conditions as were applicable under the Pivotal option plans before closing, CDC common shares. Each such option to acquire Pivotal common shares was converted into a number of CDC common shares equal to the product of (a) the number Pivotal common shares issuable upon exercise of the option immediately before closing; multiplied by (b) the exchange ratio. The exchange ratio is equal to a fraction, the numerator of which is US$2.00, and the denominator of which was the average per share closing price of CDC common shares on the Nasdaq National Market during the ten consecutive trading days ending on (and including) the trading day that is two trading days before closing, or US$11.2204.

     In connection with the acquisition, we paid total consideration of US$35.9 million in cash, 1.9 million CDC common shares with a value of US$21.4 million using the trading price of CDC shares on the day the acquisition was consummated, US$0.5 million in stock option conversion expenses, and approximately US$0.3 million in deal-related expenses.

     Go2joy. In May 2004, CDC acquired Go2joy, a mobile services and applications provider in the PRC with established partnerships with media companies in the PRC. In connection with the acquisition, CDC made an initial payment of US$9.6 million in April 2004 and a second payment of US$12.4 million in 2005, with a third payment due in 2006 based upon an earn-out formula. Total consideration payable for the acquisition is not to exceed US$60 million. In July 2004, China.com, an 81% owned subsidiary of CDC, acquired Go2joy from CDC. In the acquisition, China.com paid CDC US$9.6 million and agreed to make cash payments to CDC of the total amounts CDC delivers under the two installments to the shareholders of Go2joy under the earn-out formula.

     Ross Systems. On August 26, 2004, we consummated our acquisition of Ross pursuant to the terms of a definitive agreement entered on September 4, 2003 as amended among Ross, CDC and CDC Software Holdings. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries, and implemented by more than 1,200 customer companies worldwide, Ross offers a family of Internet-architected software solutions which form a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. Under the terms of the amended merger agreement, stockholders of Ross had the option to receive either:

•	US$17.00 in cash, or

•	US$19.00 in a combination of cash and CDC common shares

for each share of Ross common stock. At the closing of the merger, Ross stockholders who elected to receive cash and shares received, for each share of Ross common stock, US$11.90 in cash and US$7.10 in CDC shares

(equivalent to 1.647 CDC shares). Because the average closing price of CDC shares for the 10 trading days preceding the second trading day before the closing date was below US$8.50, CDC had elected to exercise its right under the amended merger agreement to increase the amount of cash that Ross common stockholders received and decrease the number of CDC shares that Ross common stockholders received.

     In connection with the acquisition of Ross, Ross stock options with an exercise price of US$19.00 per share or less were replaced with options to purchase CDC common shares under substantially similar terms. Each Ross stock option was converted into an option to acquire CDC common shares based on a conversion ratio of 4.358 CDC options for each Ross stock option, determined pursuant to the terms of the amended merger agreement.

     In connection with the acquisition, we paid total consideration of US$40.7 million in cash, 6.1 million CDC common shares with a value of US$26.6 million using the trading price of CDC shares on the day the acquisition was consummated, US$1.7 million in stock option conversion expenses, and approximately US$1.1 million in deal related expenses.

Indemnification Agreements with Directors and Officers

     We have entered into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, and to advance their expenses (including legal expenses) incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

D. Exchange Controls

General

     There are no exchange control restrictions on payments of dividends on our Class A common shares or on the conduct of our operations in Hong Kong, where our principal executive offices are located, or the Cayman Islands, where CDC is incorporated. In addition, both Hong Kong and the Cayman Islands are not party to any double tax treaties and no exchange control regulations or currency restrictions exist in these countries.

     We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our Class A common shares.

Differences in Corporate Law

     The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to CDC and the laws applicable to companies incorporated in the United States and their shareholders.

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

     When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

     If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

     Shareholders’ Suits. Based solely on our inspection of the Register of Writs and Other Originating process in the Grand Court of the Cayman Islands, from the date of our incorporation through June 22, 2005, except for a petition filed by e-Planet Sdn. Bhd. which was withdrawn on September 16, 2003 because we had settled our dispute with e-Planet Sdn. Bhd., we are not currently aware of any actions or petitions pending against us in the courts of the Cayman Islands.

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

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

United States Federal Income Taxation

     The following summary sets forth certain material U.S. Federal income tax consequences of the purchase, ownership and disposition of the Class A common shares as a capital asset. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date of this Annual Report, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of U.S. Federal income tax which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt entities, U.S. holders, as defined below, liable for alternative minimum tax, persons holding Class A common shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction for U.S. tax purposes, persons that enter into a constructive sale transaction with respect to Class A common shares, persons holding 10% or more of our voting shares or U.S. holders whose functional currency as defined in Section 985 of the Code is not the U.S. dollar. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of Class A common shares who purchase Class A common shares as capital assets, or property held for investment within the meaning of Section 1221 of the Code.

     The term U.S. holder means a beneficial owner of a note or Class A common shares who or which is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. Federal income tax regardless of source;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury Regulations to be treated as a U.S. person; or

•	any other person who is subject to U.S. Federal income taxation on a net income basis with respect to a Class A common share.

     Partners of a partnership holding Class A common shares should consult their tax advisor.

Tax Consequences of U.S. Holders

Dividends

     Subject to the discussion in Passive Foreign Investment Company Status below, in the event that a U.S. holder receives a distribution, other than pro rata distributions of Class A common shares or rights with respect to Class A common shares, on the Class A common shares, that U.S. holder will be required to include the distribution in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined for United States Federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will first be treated, for United States Federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. holder’s basis in the Class A common shares and thereafter as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Since inception, we have not declared or paid any cash dividends.

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

Passive Foreign Investment Company Status

     Based upon an analysis of our assets as at December 31, 2004 and income for the year 2004, during 2004, we were a PFIC for United States federal income tax purposes. Although we intended to conduct our business activities in a manner to reduce the risk of our classification as a PFIC, we have substantial passive assets in the form of cash and cash equivalents and treasury instruments, and can provide no assurance that we will not continue to be classified as a PFIC for 2005 or any future tax year. The determination of whether we would continue to be a PFIC would be principally based upon:

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

     In general, we will be a PFIC with respect to a U.S. holder if, for any taxable year in which the holder owns Class A common shares:

•	at least 75% of our gross income as defined in the applicable Treasury regulations for such taxable year is passive income; or

•	at least 50% of our assets, measured by value on a quarterly average basis, produce or are held for the production of passive income.

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

     We have made our 2004 PFIC annual information statement and other PFIC-related information available under a link entitled “Tax Information” under the “Investor Relations” section on our corporate website which you may access at http://www.cdccorporation.net/investor_relations/tax.shtml. Information contained on our website does not constitute a part of this Annual Report.

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

     None.

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

     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. Copies of the registration statement, its accompanying exhibits, as well as reports and other information, when filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may access the Securities and Exchange Commission’s Web site at http://www.sec.gov. Our Class A common shares are listed for trading on NASDAQ under the symbol “CHINA”. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     We furnish our shareholders with annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP.

I. Subsidiary Information

     For a listing of our material subsidiaries, see Item 4.C – “Information on the Company - Organizational Structure”.

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

     Market risk is the risk related to adverse changes in market prices of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business. In addition, we are exposed to investment risks due to our substantial investment holdings of available-for-sale debt securities. Our market risk exposure categories at December 31,

2004 are the same as the categories at December 31, 2003. Our quantitative exposures within those categories at December 31, 2004 are not materially different from the exposures at December 31, 2003, except for interest rate and credit risk which have decreased due to lower balances of securities in 2004. The amount of the carrying value of our investments is the same as the fair value because we have marked our investments to market at the end of the period.

     Interest Rate Risk. Our exposure to interest rate risk relates primarily to our short-term and long-term available-for-sale debt securities. We are most vulnerable to changes in short-term U.S. interest rates. In general, when interest rates change, the price of a fixed-coupon bond changes in the opposite direction. Thus, when interest rates increase, a bond’s value drops. If we were to sell securities under such adverse interest rate conditions, we could lose some of our principal. Historically the fluctuation in value of our debt portfolio has not exceeded 5% although there can be no guarantee that our portfolio will not undergo greater fluctuations in the future.

     As of December 31, 2003 and 2004, we had invested US$313.3 and US$179.9 million, respectively, in fixed and variable rate debt securities which are denominated in US dollars. At December 31, 2003, our debt securities balances included US$31.1 million of restricted debt securities set aside as collateral pursuant to US$25.1 million in drawdowns under our credit and repurchase facilities. At December 31, 2004, our debt securities balances included US$75.8 million of restricted debt securities set aside as collateral pursuant to US$61.1 million in drawdowns under our credit and repurchase facilities.

     The following table sets forth information as of December 31, 2004 about our debt investments that are sensitive to changes in interest rates.

	Expected Maturity Dates
	2005	2006	2007	2008	Total
	(in thousands of U.S. dollars, except percentages)
Debt securities:
Unsecured	$16,955	$15,279	$24,694	$37,311	$94,239
Fixed Rate	2.1%-4.0%	1.5%-5.35%	2.58%-3.2%	3.0%-3.6%	—
Unsecured	—	$9,900	—	—	$9,900
Variable interest rate	—	LIBOR+2.50%	—	—	—
Secured	$3,025	$19,507	$16,488	$36,780	$75,800
Fixed rate	4.0%	2.0%-2.625%	2.58%-3.2%	3.0%-4.125%	—

     Foreign Exchange Risk. Most of our monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, Hong Kong dollars, RMB, and U.S. dollars. We do not use derivatives to hedge against foreign currency fluctuations. As exchange rates in these currencies vary, our revenues and operating results, when translated, may be adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the year ended December 31, 2004 was not material. All of our debt securities are US-dollar denominated and therefore not subject to foreign currency risk. However, as long as we continue to rely on US-dollar denominated interest income for a significant portion of our cash flows and use this to support our operations, any material depreciation of the U.S. dollar against currencies of the countries where we have operations might have a negative effect on our cash flows.

     The PRC Renminbi, or RMB, is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

     Credit Default and Investment Risk. When we purchase debt securities as part of our treasury management program, we are subject to risks that can reduce the value of our investments. The primary factors that can cause significant fluctuations or a decline in the fair market value of our investments include:

•	the issuer’s actual or perceived credit quality;

•	increased writedowns for goodwill or intangible assets;

•	declining revenues or earnings that fall short of expectations; and

•	inability to comply with financial instrument covenants.

     These and other indicators could reduce the value of our investments due to:

•	reduced liquidity;

•	ratings downgrades, or a negative outlook by credit agencies;

•	a decline in the price of an issuer’s equity or debt securities; or

•	an issuer being placed on CreditWatch.

     While all of our current investments in debt securities are investment grade, there can be no assurance that the issuers of those securities will not default on their obligations or their ratings will remain investment grade. A debt security may remain an investment grade instrument, but events such as those listed above could cause the value of that debt security to decline. In such an instance, we would suffer either an actual loss if we sell the debt security, a mark to market loss in the statement of operations if the decline in fair market value is deemed to be other-than-temporary, or a loss in accumulated other comprehensive loss if the decline is not other-than-temporary. For the year ended December 31, 2004, we recorded approximately US$0.7 million in accumulated other comprehensive loss in the shareholder’s equity account in our consolidated balance sheet, and US$1.4 million in the statement of operations as a result of declines in value.

     We are exposed to the risk of default by the issuers of our debt securities. We can quantify the risk by dividing our debt securities portfolio into the four primary risk categories based on the Standard and Poor’s credit ratings of the debt issuers as of December 31, 2004. Even if an issuer did not default, but the market perceives an increased likelihood of a default, we may suffer a principal loss if we sell a debt security of such issuer under unfavorable market circumstances. The table below sets forth the value of our debt securities as of December 31, 2003 and 2004 as categorized based on ratings assigned to our debt securities by each of Standard & Poor’s and Moody’s Investors Service.

Rating (Standard & Poor’s)	AAA	AA	A	BBB
Rating (Moody’s Investors Service)	Aaa	Aa2	A2	Baa2	Total
		(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2003
Moody’s Investors Service	$293.6	—	—	$19.7	$313.3
Standard & Poor’s	$293.6	—	—	$19.7	$313.3

Rating (Standard & Poor’s)	AAA	AA	A	BBB
Rating (Moody’s Investors Service)	Aaa	Aa2	A2	Baa2	Total
		(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2004
Moody’s Investors Service	$170.0	—	—	$9.9	$179.9
Standard & Poor’s	$170.0	—	—	$9.9	$179.9

     Our investment in Centauri Fund, currently rated Baa2 by Moody’s Investors Service and BBB by Standard & Poor’s, a bond fund managed by a third party professional manager, is also exposed to external management risk because the Centauri Fund relies on the professional skills of the fund manager to deliver its target interest income. There can be no assurance that we will achieve our interest income target. Also, our investment in the Centauri Fund is highly illiquid and could be difficult to realize prior to the first available redemption in 2006. On January 15, 2004, we disposed of US$9.7 million of our original US$19.4 million of holdings in the Centauri Fund. We exercised our put option in the Centauri Fund in April 2005 by delivering notice to the Centauri Fund to redeem our shares on the put date which is not until April 2006, one year after the exercise of our put option. On the put date in April 2006, we would have received our principal of US$9.9 million plus any unpaid interest. However, subsequent to our put notification in April 2005, Centauri chose to exercise their call option on the security. Centauri’s call option gives them the right to redeem the security earlier than April 2006 at a price of 100.00% of the principal once we have exercised our put option. The new redemption date is now July 2005 where we will receive US$10.0 million plus any unpaid interest income.

     Reinvestment Risk/Call Risk. If interest rates decrease, it is possible that issuers of debt securities with the right to call such instruments might exercise their right to call, or exercise the right to buy back their debt at predetermined dates prior to their maturity date at a predetermined price. If this were to happen our portfolio yield could potentially decrease as we might have to reinvest proceeds at lower interest rates. In addition, the cash flows associated with callable bonds are somewhat unpredictable, since the bond life could be much shorter than it’s stated maturity.

     Risks Related to the Repurchase Facilities. We have invested funds borrowed from our repurchase facilities in fixed rate AAA-rated debt securities issued by U.S. government sponsored enterprises to enhance our investment income. As of December 31, 2004, we had borrowed US$10.0 million from our repurchase facilities for this purpose. Use of the repurchase facilities with Fortis Bank and DBS Bank and our collateralized credit facility with Standard Chartered Bank creates the following three primary risks for us:

•	The risk associated with increased leverage, which includes our ability to pay back the borrowed funds in a timely manner and without which we may need to liquidate a portion of our treasury portfolio at a time where we may need to incur losses on the sale of sufficient debt instruments to repay the borrowing.

•	By setting aside debt securities as collateral under our repurchase facilities, we incur the risk that if the banks themselves were to undergo an insolvency event, we could lose all or part of our debt securities set aside at such time with the bank. Currently, Fortis’ credit rating is AA- by Standard & Poor’s and Aa3 by Moody’s Investors Service, DBS Bank’s credit rating is A+ by Standard & Poor’s and Aa2 by Moody’s Investors Service, and Standard Chartered Bank’s credit rating is A by Standard & Poor’s and A2 by Moody’s Investors Service.

•	The interest that we pay under our repurchase facilities is dependent upon Libor and therefore, our future interest expenses with respect to any amounts drawn down under the repurchase facilities may exceed our expectations due to changes in interest rates. For example, if Libor rises rapidly over the next few years, interest expenses will rise, as well.

     Negative Interest Rate Differential. When purchasing debt securities using proceeds from our repurchase facilities, we expect the coupon paid on these debt securities will be higher than the interest we pay on our repurchase facilities. However, we will be exposed to the risk of a negative interest rate differential, or negative carry situation, if interest rates rise. For example, if on the day of a drawdown current LIBOR is 1.2%, and our cost of borrowing is LIBOR + 0.20%, our total cost of borrowing will be 1.4%. Since the interest rate on our repurchase facilities are reset either every three, six or twelve months as we so choose prior to each drawdown, assuming we use the proceeds from our repurchase facilities to purchase a fixed-rate coupon bond yielding 2.3% and a 1.0% increase in LIBOR occurs, our total borrowing cost on the facility would increase to 2.4%.

Equity Price Risk

     As of December 31, 2004, we had US$0.5 million invested in shares of publicly listed companies. The table below presents the carrying amounts and fair values of our investment in shares of publicly listed companies, which are held for non-trading purposes. The amount of the carrying value is the same as the fair value because we have marked to market the carrying amount of our investments as at the end of the period.

	December 31, 2003		December 31, 2004
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Available-for-sale equity securities (US$ million)	0.6	0.6	0.5	0.5

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, and our Chief Financial Officer, or CFO. Based on that evaluation, our CEO and CFO concluded that as of the end of the period covered by this report we maintained disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and its CFO, as appropriate, to allow timely decisions regarding required disclosure.

     There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

     The board of directors has determined that Thomas M. Britt, III is an audit committee financial expert, as defined in Item 16A of Form 20-F. Thomas M. Britt, III is an independent audit committee member. See Item 6.A – “Directors, Senior Management and Employees – Directors and Senior Management”.

ITEM 16B. Code of Ethics

     We have adopted a Code of Ethics and Guidelines for Employee Conduct, or Code of Conduct, that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all our directors, other officers and employees. We undertake to provide to any person without charge, upon request, a copy of such Code of Conduct. Such a request may be sent to the address on the cover of this Form 20-F to the attention of Investor Relations.

     During 2004, we made non-substantive amendments to the Code of Conduct.

ITEM 16C. Principal Accountant Fees and Services

     Ernst & Young has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by our shareholders at the Annual General Meeting. The audit committee currently intends to propose to our shareholders at the 2005 Annual General Meeting that Ernst & Young be elected as our auditor for fiscal 2005.

     (a) Audit Fees. Audit fees were US$574,000 in fiscal 2003 and US$1,473,000 in fiscal 2004. Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries.

     (b) Audit-Related Fees. Audit-related fees were US$845,000 in fiscal 2003 and US$526,000 in fiscal 2004. Audit-related fees consist of fees billed for services that are reasonably related to the review of the company’s financial statements or that are traditionally performed by the external auditor. Of the US$526,000 billed for audit-related fees in fiscal 2004, US$287,000 was incurred in respect of services related to mergers and acquisitions transactions.

     (c) Tax Fees. Tax fees were US$10,000 in fiscal 2003 and US$143,000 in fiscal 2004. Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

     (d) All Other Fees. All other fees were nil in fiscal 2003 and nil in fiscal 2004.

     (e)

(1) Audit Committee Pre-approval Policies and Procedures

     The audit committee of our board of directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of applicable securities and corporate laws. The audit committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors, or the Policy. Under the Policy, proposed services are approved either (i) by general approval, which provides pre-

approval by the audit committee without consideration of specific case-by-case services; or (ii) specific pre-approval, which provides the specific pre-approval of the audit committee. The audit committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the audit committee; these services are subject to annual review by the audit committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the audit committee.

(2) Percentage of Services Approved by the Audit Committee

     During fiscal 2004, all of the fees for services provided to us by Ernst & Young described in each of paragraphs (b) through (d) above were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of rule 2-01 of Regulation S-X. Fees were approved either by general or specific approval, as described in paragraph (e)(1) above.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

     Not Applicable

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

			(c) Total number of	(d) Maximum
			Shares Purchased as	Number of Shares
	(a) Total Number		Part of Publicly	that May Yet Be
	of Shares	(b) Average Price	Announced Plans or	Purchased Under the
Period	Purchased	Paid Per Share	Programs	Plans or Programs
January 1, 2004 to January 31, 2004	Nil	—
February 1, 2004 to February 29, 2004	Nil	—
March 1, 2004 to March 31, 2004	Nil	—
April 1, 2004 to April 30, 2004	Nil	—
May 1, 2004 to May 31, 2004	Nil	—
June 1, 2004 to June 30, 2004	Nil	—
July 1, 2004 to July 31, 2004	Nil	—
August 1, 2004 to August 31, 2004	Nil	—
September 1, 2004 to September 30, 2004	Nil	—
October 1, 2004 to October 31, 2004	Nil	—
November 1, 2004 to November 30, 2004	Nil	—
December 1, 2004 to December 31, 2004	Nil	—

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide financial statement pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2004 on pages F-1 to F-60 of this annual report.

ITEM 19. EXHIBITS

No.	Description

1.1	Conformed copy of the Amended and Restated Memorandum of Association.***

1.2	Conformed copy of Amendment No. 1 to the Amended and Restated Memorandum of Association.****

1.3	Conformed copy of the Amended and Restated Articles of Association.***

1.4	Conformed copy of Amendment No. 1 to the Amended and Restated Articles of Association.****

2(a).1	1999 Employee Stock Option Plan, as amended.*

2(a).2	2004 Employee Share Purchase Plan.**

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation)*****

4.(a).1	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003.++++++

4.(a).2	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. ++

4.(a).3	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. ++

No.	Description

4.(a).4	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. ++

4.(a).5	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).6	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003.+++

4.(a).7	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).8	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).9	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted of September 4, 2003.+++

4.(a).10	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. +++

4.(a).11	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).12	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).13	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +

4.(a).14	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003. [y]

4.(a).16	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003.[y]

4.(a).17	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004. yy

4.(a).18	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003. yy

No.	Description

4.(a).19	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and Its Common Shareholders and Its Optionholders and CDC Software Corporation, dated January 20, 2004. yy

4.(a).20	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004. yy

4.(a).21	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004. +++++++

4.(a).22	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. yyyy

4.(a).23	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004. +++++++

4.(a).24	Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated February 25, 2004

4.(a).25	Amendment Agreement Relating to Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated March, 2004

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Technology Co. Ltd. yyy

4.(b).2	Monternet SMS Cooperation Agreement. yyy

4.(c).1	Amended and Restated Executive Services Agreement (Executive Chairman) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien.

4.(c).2	Executive Services Agreement (Chief Executive Officer) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien.

6.	Details of how EPS information is calculated can be found in Note 20 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company.

No.	Description

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1	Consent of Ernst & Young

15.(a).2	Consent of PricewaterhouseCoopers LLP

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-11288) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-123666) filed with the Commission on March 30, 2005.

***	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on May 20, 2005.

*****	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-118619) filed with the Commission on August 27, 2004.

+	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.

+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.

++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.

+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

yy	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on January 8, 2004.

yyy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 30th day of June, 2005.

CDC CORPORATION

/s/ Raymond K.F. Ch’ien

Raymond K.F. Ch’ien
Executive Chairman and Chief Executive Officer

chinadotcom corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
chinadotcom corporation

     We have audited the accompanying consolidated balance sheets of chinadotcom corporation and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of IMI Global Holdings Ireland Limited, a 51% owned subsidiary acquired in September 2003, and its subsidiaries for the period ended December 31, 2003 which statements reflect total assets constituting 4.0% and total revenues constituting 14.4% of the related 2003 consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for IMI Global Holdings Ireland Limited and its subsidiaries, is based solely on the report of the other auditors.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of chinadotcom corporation and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

Hong Kong
March 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
chinadotcom corporation

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

PricewaterhouseCoopers LLP
Philadelphia, PA
February 9, 2004

chinadotcom corporation

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	December 31,	December 31,
	2003	2004
ASSETS

Current assets:
Cash and cash equivalents	$55,508	$110,206
Restricted cash	238	3,886
Accounts receivable (net of allowance of $2,816 for 2003 and $4,784 for 2004)	16,562	43,521
Deposits, prepayments and other receivables	10,461	10,012
Available-for-sale debt securities	262,745	94,259
Available-for-sale equity securities	—	527
Restricted available-for-sale debt securities	19,213	75,780
Deferred tax assets	240	502
Properties held for sale	—	2,992

Total current assets	364,967	341,685

Loans receivable	27,000	25,000
Interest receivable	—	878
Property and equipment, net	7,210	7,617
Goodwill	81,427	189,552
Intangible assets	28,880	81,121
Investments in equity investees	434	4,016
Investments under cost method	609	220
Available-for-sale debt securities	19,400	9,900
Restricted available-for-sale debt securities	11,896	—
Available-for-sale equity securities	590	—
Deferred tax assets	305	—
Other assets	3,336	4,342

Total assets	$546,054	$664,331

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$7,800	$13,697
Other payables	4,602	4,219
Purchase consideration payable	39,835	14,728
Accrued liabilities	16,098	36,875
Accrued pension liability, current portion	798	910
Short-term bank loans	15,199	52,215
Long-term bank loans, current portion	171	11,566
Deferred revenue	9,357	34,261
Income tax payable	656	2,532

Total current liabilities	94,516	171,003

Deferred tax liabilities	1,618	4,696
Long-term bank loans, net of current portion	11,456	—
Accrued pension liability, net of current portion	2,272	1,477
Other liabilities	—	322
Minority interests	45,746	47,110

Contingencies and commitments (note 29)

Shareholders’ equity:
Class A common shares, $0.00025 par value – Authorized: 800,000,000 shares; Issued and outstanding: 101,588,009 shares as of December 31, 2003 and 110,893,180 shares as of December 31, 2004	25	28
Additional paid-in capital	614,721	673,476
Treasury stock - 1,766,552 shares as of December 31, 2003 and 1,766,552 shares as of December 31, 2004	(4,067)	(4,067)

Accumulated deficit	(218,893)	(229,453)
Accumulated other comprehensive loss	(1,340)	(261)

Total shareholders’ equity	390,446	439,723

Total liabilities and shareholders’ equity	$546,054	$664,331

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Revenues:
Software
Licenses	$893	$1,157	$28,748
Maintenance and consulting services	2,633	11,734	79,131
Business services
IT products	—	6,083	2,083
Consulting services	10,148	31,159	37,308
Mobile services and applications	—	16,876	23,694
Advertising/marketing	7,527	8,841	11,709
Others	1,599	2,001	10

Total revenues	22,800	77,851	182,683

Cost of revenues:
Software
Licenses	(445)	(362)	(3,486)
Maintenance and consulting services	(883)	(8,995)	(39,754)
Business services
IT products	—	(5,318)	(1,879)
Consulting services	(4,544)	(16,754)	(24,871)
Mobile services and applications	—	(2,247)	(4,597)
Advertising/marketing	(4,477)	(4,312)	(4,645)
Others	(676)	(889)	—

Total cost of revenues	(11,025)	(38,877)	(79,232)

Gross profit	11,775	38,974	103,451

Operating expenses:
Selling, general and administrative expenses	(22,476)	(31,785)	(80,419)
Research and development expenses	—	—	(13,825)
Depreciation and amortization expenses	(9,515)	(6,954)	(12,276)
Restructuring expenses	—	—	(3,387)

Total operating expenses	(31,991)	(38,739)	(109,907)

Operating income/(loss)	(20,216)	235	(6,456)

Other income/(expenses):
Interest income	23,631	13,412	9,653
Interest expense	(2,461)	(1,070)	(1,895)
Gain/(loss) on disposal of available-for-sale securities	(163)	4,599	167
Gain/(loss) on disposal of subsidiaries and cost investments	(66)	(1,263)	549
Other non-operating gains	508	934	—
Other non-operating losses	(288)	(148)	—
Impairment of cost investments and available-for-sale securities	(5,351)	—	(1,362)
Share of income/(losses) in equity investees	682	(124)	(308)

Total other income	16,492	16,340	6,804

Income/(loss) before income taxes	(3,724)	16,575	348
Income tax benefits/(income taxes)	162	598	(7,541)

Income/(loss) before minority interests	(3,562)	17,173	(7,193)
Minority interests in losses/(income) of consolidated subsidiaries	248	(2,257)	(2,227)

Income/(loss) from continuing operations	(3,314)	14,916	(9,420)

Discontinued operations:
Loss from operations of discontinued subsidiaries, net of related tax expense/(benefit) of $322 for 2002, $(90) for 2003 and nil for 2004	(15,462)	(1,519)	(190)
Gain/(loss) on disposal/dissolution of discontinued subsidiaries, net	545	2,127	(950)

Net income/(loss)	$(18,231)	$15,524	$(10,560)

Basic and diluted earnings/(loss) per share from continuing operations	$ (0.03)	$0.14	$(0.09)

Basic and diluted earnings/(loss) per share	$ (0.18)	$0.15	$(0.10)

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
OPERATING ACTIVITIES:
Net income/(loss)	$(18,231)	$15,524	$(10,560)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interests in income/(losses) of subsidiaries	(1,036)	2,204	2,227
Loss on disposal/write-off of property and equipment	1,732	127	1,055
Loss/(gain) on disposal of available-for-sale securities	158	(4,599)	(167)
Loss/(gain) on disposal of subsidiaries and cost investments	(428)	(2,596)	401
Amortization of intangible assets	1,183	3,571	10,960
Expenses settled by issuance of shares	—	—	1,612
Depreciation	11,340	5,293	3,721
Stock compensation expenses	309	328	2,051
Share of losses/(income) in equity investees	(682)	115	308
Impairment of cost investments and available-for-sale securities	5,351	—	1,362
Gain in value of derivative instruments	(571)	—	—
Deferred tax expense	—	—	5,897

Changes in operating assets and liabilities:
Accounts receivable	7,191	9,486	(12,585)
Deposits, prepayments and other receivables	10,909	3,144	3,545
Other assets	(252)	1,794	(11)
Accounts payable	(1,107)	(7,413)	88
Other payables	4,824	(8,505)	(444)
Accrued liabilities	(3,968)	(4,006)	(6,372)
Deferred revenue	(66)	(557)	6,419
Amounts due to related parties	(730)	(715)	—
Income tax payable	—	—	1,644
Accrued pension liability	—	—	(683)
Other liabilities	—	—	322

Net cash provided by operating activities	$15,926	$13,195	$10,790

INVESTING ACTIVITIES:
Purchases of subsidiaries, net of cash acquired	$(4,587)	$(13,446)	$(112,724)
Purchases of property and equipment	(5,471)	(1,551)	(3,661)
Acquisition of equity investees	—	—	(4,000)
Purchases of available-for-sale securities	(660,599)	(424,667)	(80,314)
Purchases of intangible assets	(8,800)	(2,355)	(4,705)
Issuance of loans	—	(27,000)	—
Purchases of promissory notes and warrants	(7,000)	—	—
Collection of promissory notes and warrants	—	6,878	—
Proceeds from disposal of available-for-sale securities	675,728	580,607	212,053
Proceeds from disposal of property and equipment	1,386	381	663
Proceeds/(cash disbursements) from disposal of subsidiaries	(652)	(2,349)	(529)
Proceeds from disposal of cost investments	—	1,750	494
Decrease/(increase) in restricted cash	1,165	(129)	(3,648)

Net cash provided by/(used in) investing activities	$(8,830)	$118,119	$3,629

FINANCING ACTIVITIES:
Issuance of share capital	$724	$8,585	$4,061
Proceeds from bank loans	125,278	15,015	87,537
Repayment of bank loans	(116,349)	(121,388)	(51,352)
Purchases of treasury stock	(4,416)	(11,171)	—

Net cash provided by/(used in) financing activities	$5,237	$(108,959)	$40,246

Effect of exchange differences on cash	—	—	33

Net increase in cash and cash equivalents	$12,333	$22,355	$54,698
Cash and cash equivalents at beginning of year	20,820	33,153	55,508

Cash and cash equivalents at end of year	$33,153	$55,508	$110,206

Interest paid	$2,632	$519	$1,348

Non-cash activities:
Class A common shares issued for settlement of other payables	—	—	$3,036
Reissuance of treasury stock for the acquisition of subsidiaries	—	$2,810	—
Reissuance of treasury stock for settlement of employee stock ownership plan obligations	$24	—	—
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	—	$39,835	$49,610

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of U.S. dollars, except number of shares)

						Accumulated		Total
	Number		Additional			other		shareholders’
	of shares	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	equity/
	(’000)	shares	capital	stock	income/(loss)	income/(loss)	deficit	(deficit)
Balance at January 1, 2002	102,692	$26	$613,460	$—		$(7,439)	$(216,186)	$389,861

Exercise of employee stock options	296	—	724	—	$—	—	—	724

Redemption of shares	—	—	—	(4,416)	—	—	—	(4,416)

Retirement of shares	(1,692)	(1)	(4,153)	4,154	—	—	—	—

Reissuance of treasury stock for non-cash transactions	—	—	—	24	—	—	—	24

Stock compensation expenses on options granted	—	—	309	—	—	—	—	309

Unrealized gains, net of unrealized losses on available-for-sale securities	—	—	—	—	3,849	3,849	—	3,849

Minority interests’ share of unrealized gains, net of unrealized losses on available-for-sale securities	—	—	—	—	(484)	(484)	—	(484)

Foreign currency translation adjustments	—	—	—	—	661	661	—	661

Less: reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	5,403	5,403	—	5,403

Net loss for the year	—	—	—	—	(18,231)	—	(18,231)	(18,231)

Comprehensive income/(loss)					$(8,802)

Balance at December 31, 2002	101,296	$25	$610,340	$(238)		$1,990	$(234,417)	$377,700

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of U.S. dollars, except number of shares)

						Accumulated		Total
	Number		Additional			other		shareholders’
	of shares	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	equity/
	(’000)	shares	capital	stock	income/(loss)	income/(loss)	deficit	(deficit)
Balance at January 1, 2003	101,296	$25	$610,340	$(238)		$1,990	$(234,417)	$377,700

Exercise of employee stock options	2,592	1	8,584	—	$—	—	—	8,585

Redemption of shares	—	—	—	(11,171)	—	—	—	(11,171)

Retirement of shares	(2,300)	(1)	(5,749)	5,750	—	—	—	—

Reissuance of treasury stock for non-cash transactions	—	—	1,218	1,592	—	—	—	2,810

Stock compensation expenses on options granted	—	—	328	—	—	—	—	328

Unrealized gains, net of unrealized losses on available-for-sale securities	—	—	—	—	644	644	—	644

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	184	184	—	184

Foreign currency translation adjustments	—	—	—	—	186	186	—	186

Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(4,344)	(4,344)	—	(4,344)

Net income for the year	—	—	—	—	15,524	—	15,524	15,524

Comprehensive income/(loss)					$12,194

Balance at December 31, 2003	101,588	$25	$614,721	$(4,067)		$(1,340)	$(218,893)	$390,446

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of U.S. dollars, except number of shares)

						Accumulated		Total
	Number		Additional			other		shareholders’
	of shares	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	equity/
	(‘000)	shares	capital	stock	income/(loss)	income/(loss)	deficit	(deficit)
Balance at January 1, 2004	101,588	$25	$614,721	$(4,067)		$(1,340)	$(218,893)	$390,446

Exercise of employee stock options	1,068	1	4,060	—	$—	—	—	4,061

Issuance of shares for non-cash transactions	8,237	2	50,455	—	—	—	—	50,457

Stock compensation expenses on options granted	—	—	4,240	—	—	—	—	4,240

Unrealized losses, net of unrealized gains, on available-for-sale securities	—	—	—	—	(593)	(593)	—	(593)

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	53	53	—	53

Foreign currency translation adjustments	—	—	—	—	1,345	1,345	—	1,345

Less: reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	274	274	—	274

Net loss for the year	—	—	—	—	(10,560)	—	(10,560)	(10,560)

Comprehensive income/(loss)	—	—	—	—	$(9,481)	—	—	—

Balance at December 31, 2004	110,893	$28	$673,476	$(4,067)		$(261)	$(229,453)	$439,723

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

     chinadotcom corporation (“CDC” or the “Company”) is a global company focusing on enterprise software and mobile services and applications, with additional operations in advertising/marketing activities and business services. The Company offers the following products and services to customers in Hong Kong, Taiwan and the People’s Republic of China (“Greater China”) and other parts of Asia, Australia, North America, South America, the United Kingdom and the rest of Europe:

Primary lines of business

•	Software. The Company offers a broad range of software solutions for mid-sized enterprises internationally. The software suite includes ERP (Enterprise Resource Planning), CRM (Customer Relationship Management), SCM (Supply Chain Management), OMS (Order Management Systems), HRM (Human Resources and Payroll Management) and BI (Business Intelligence) products.

•	Mobile Services and Applications. The Company’s mobile services and applications business provides news and mobile applications services targeting the consumer market in China. It offers wireless services including SMS (Short Message Service), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol).

Additional operations

•	Advertising/Marketing. The Company’s advertising/marketing business encompasses a range of businesses, including a portal network, a marketing database and marketing support service conducted principally in Australia and New Zealand, and a Singapore based travel trade publisher and trade exhibition organizer.

•	Business Services. The Company’s business services offering includes information technology services, eBusiness consulting, web development and outsourcing in Hong Kong, Australia, Korea, and the United States (the “U.S.”). The Company’s business services companies provide program management, outsourcing services, application development and ongoing support services using a wide range of technologies.

     The Company was incorporated in the Cayman Islands in June 1997 as a company with limited liability.

     The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries that are not considered variable interest entities and all variable interest entities for which the Company is the primary beneficiary, after eliminations of all material inter-company accounts, transactions and profits.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (b) Use of estimates

     The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (c) Cash and cash equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in note 5, none of the Company’s cash and cash equivalents is restricted as to withdrawal or use.

     (d) Property and equipment and depreciation

     Buildings, leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful life. No depreciation is provided on freehold land, which is stated at cost. The estimated useful lives of the property and equipment are as follows:

Buildings	25 years
Leasehold improvements	Over the lesser of the lease term and the estimated useful life
Furniture and fixtures	1 to 10 years
Office equipment	3 to 5 years
Computer equipment	1 to 3 years
Motor vehicles	3 years

     (e) Software development costs

     The Company capitalizes computer software product development costs incurred in developing a product once technological feasibility has been established and until the product is available for general release to customers. The Company evaluates realizability of the capitalized amounts based on expected revenues from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, the Company either accelerates amortization or expenses the remaining capitalized amounts. Amortization of such costs is computed as the greater of the amount calculated based on (1) the ratio of current product revenues to projected current and future product revenues or (2) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, the Company expenses the costs of such development because the impact of capitalizing such costs would not be material.

     As of December 31, 2003 and 2004, capitalized computer software development costs were $660 and $3,478, respectively, and related accumulated amortization totaled $273 and $501, respectively.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (e) Software development costs (continued)

     Amortization of software development costs is included in cost of revenues and totaled nil, $273 and $228 for the years ended December 31, 2002, 2003 and 2004, respectively.

     (f) Goodwill and intangible assets

     Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Intangible assets deemed to have indefinite useful lives and goodwill are not amortized. All other intangible assets are amortized over their estimated useful lives.

     Goodwill is assigned to reporting units based on the reporting unit classification of the entity to which the goodwill is attributable. The Company has determined its reporting units based on an analysis of its operating segments. In 2004, after acquiring Ross Systems, Inc. and Pivotal Corporation, the Company performed an assessment of its businesses and sub-divided its reporting units into additional reporting units based on (a) the nature of products and services; (b) the nature of the production process; (c) the type and class of customers; (d) the method to distribute products or provide services; and (e) the nature of regulatory environment. The Company reallocated goodwill among the new reporting units based on the relative fair value of each new reporting unit compared to the fair value of the reporting unit in which it was classified before the sub-division.

     The Company’s intangible assets represent trademarks and service marks; uniform resource locators (“URLs”); software applications and programs; customer base and contracts; and business licenses and partnership agreements. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the intangible assets are as follows:

Trademarks and service marks	Indefinite
URLs	20 years
Software applications and programs	2 to 15 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

     Goodwill and intangible assets with indefinite useful lives are subject to annual impairment testing using the guidance and criteria described in Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets. This testing compares the carrying values to fair values at the reporting unit level and, when appropriate, the carrying value of these assets is reduced to fair value. During 2003 and 2004, the Company performed the required impairment tests and was not required to record any impairment on goodwill or intangible assets with indefinite useful lives.

     The Company also annually reviews and adjusts the carrying value of amortized intangible assets if the facts and circumstances suggest they may be impaired. If this review indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (g) Investments

     Debt and equity investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale securities are reported in other comprehensive income/(loss) and are included in a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale securities are included in gain/(loss) on disposal and impairment, respectively, in the Company’s consolidated statement of operations. Gains or losses on sale of investments and amounts reclassified from accumulated other comprehensive income to earnings are computed based upon specific identification. Interest on securities classified as available-for-sale securities is included in interest income.

     When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for the securities. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the current and expected financial condition of the investment’s issuer, and the Company’s investment intent. A sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment.

     The following were the aggregate amounts of unrealized losses for available-for-sale debt and equity securities and the aggregate fair values of such securities as of December 31, 2004. All had been in a continuous unrealized loss position for less than twelve months.

	Unrealized	Fair
	loss	value
Debt securities	$1,158	$123,606
Equity securities	$35	$131

     At December 31, 2004, fifteen of the twenty-seven available-for-sale debt and equity securities held by the Company were in an unrealized loss position. Of these, the Company impaired seven securities that had been below their fair value for more than six months but less than twelve months.

     The Company’s investments in equity investees for which its ownership exceeds 20% or for which the Company owns less than 20% but has the ability to exercise significant influence, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss and amortization of any identifiable intangibles arising from the investment is included in “share of income/(losses) in equity investees”.

     All other investments for which the Company does not have the ability to exercise significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any impairment is included in the Company’s consolidated statement of operations.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (h) Impairment of long-lived assets

     Long-lived assets (other than goodwill) are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset (other than goodwill) exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

     (i) Foreign currency translation

     Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange prevailing at that date. Exchange differences are included in the Company’s consolidated statement of operations, except for intercompany foreign currency transactions that are of a long-term investment nature which are reported as translation adjustments. During the year ended December 31, 2004, $429 was transferred from cumulative foreign currency translation adjustments and included in the consolidated statement of operations as a result of the sale of an investment in a foreign operation.

     The functional currency of the Company is the United States dollar. The functional currencies of the Company’s subsidiaries outside Hong Kong are either the respective local currencies or the United States dollar. The financial statements of the Company’s subsidiaries have been translated into United States dollars in accordance with SFAS 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Amounts in the Company’s consolidated statement of operations have been translated using the average exchange rates for the year. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income/(loss).

     (j) Advertising expenses

     Advertising expenses are charged to the Company’s consolidated statement of operations when incurred and are included in the “selling, general and administrative expenses” line item.

     (k) Shipping and handling

     Costs related to shipping and handling are included in cost of revenues for all periods presented.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (l) Revenue recognition

     The Company recognizes revenues in accordance with U.S. generally accepted accounting principles. The specific literature that the Company follows in connection with revenue recognition includes the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition, the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-9 Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-21, Revenue Arrangements with Multiple Deliverables, and in certain instances EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

     The Company recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped and title has passed or the services have been delivered, the price is fixed or determinable and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

     In addition to these basic criteria, there are specific revenue recognition policies for each major stream of revenue by reportable segment.

     Software

     Revenue from the sale of software products often includes a combination of software, consulting and integration services, and the provision of training and maintenance services. The Company allocates the arrangement fee in these multi-element arrangements to each individual element using its relative fair value as based on vendor specific objective evidence (“VSOE”). Where fair value exists for all undelivered elements of the arrangement but not the delivered elements, the Company applies the “residual” method of accounting and defers revenue allocated to the undelivered elements while recognizing the residual revenue allocated to the delivered elements. In the absence of VSOE for any undelivered element, the Company defers the entire arrangement fee and recognizes revenue when all undelivered elements are delivered, assuming all other basic criteria for revenue recognition have been met.

     Software license revenues are normally generated through licensing with end-users, value-added resellers (“VARs”) and distributors, and through the sale of the software with or incorporating third-party products. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition.

     When software licenses are sold indirectly to end-users through VARs, the Company recognizes as revenue only the net fee receivable upon sell-through to the end-user. License revenues from distributors are calculated at an agreed upon percentage of the distributors’ net selling price to the end-user. The Company does not typically earn any portion of fees for services provided by the distributor to the end-user. The Company earns maintenance fees based upon an agreed upon percentage of the maintenance fees that the distributor earns from the end-user.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (l) Revenue recognition (continued)

     Software (continued)

     When software licenses incorporating third-party software products are sold or sold with third-party products that complement the software, the Company recognizes as revenue the gross amount of sales of third-party products.

     Revenues related to consulting and integration services and the provision of training services for software products are deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

     Revenues related to maintenance agreements on software products are deferred and recognized ratably over the terms of the agreements which are normally one year.

     Provisions for discounts are made and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenues are recorded. Such provisions are calculated after considering relevant historical data.

     Business services

     Revenues from time and materials outsourcing contracts are recognized as the services are delivered assuming all other basic criteria for revenue recognition have been met.

     Revenues from the design, development and integration of Internet web sites and mobile phone devices are recognized using contract accounting based on either client acceptance of completed milestones or using the cost-to-cost percentage-of-completion method based on hours incurred. Some projects include acceptance clauses requiring customers’ sign-off at the conclusion of the projects. Historically, the Company has not experienced projects where sign-off or acceptance has been withheld by a customer resulting in a material loss on a project.

     Revenues from Internet web site maintenance agreements are deferred and recognized ratably over the terms of the related agreements which are usually for periods of six months or one year.

     Mobile services and applications

     Mobile services and applications (“MVAS”) revenues are recognized in the month in which the services are performed, assuming all other basic criteria for revenue recognition have been met. The Company records revenues on a monthly basis based upon confirmations from the network operators. At the end of each reporting period, where an operator fails to provide the Company with a monthly statement confirming the amount of charges billed to their mobile phone users for that month, the Company uses information generated from its own internal system and historical financial data to make estimates of the billing reconciliation rate and collectible MVAS fees, and revenues are accrued accordingly.

     MVAS revenues are recognized net of the mobile phone operator’s share of revenue and uncollectible amounts because the Company considers the network operators to be the primary obligors. The Company regularly re-evaluates its EITF 99-19 assessment as the mobile services environment continues to evolve with the transition to new platforms and significant changes in the operating practices of the network operators.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (l) Revenue recognition (continued)

     Advertising/marketing

     Advertising and marketing consulting services revenues for fixed price contracts are recognized upon completion of contractual milestones which are specified in the contracts along with pricing, payment terms and project timetable. Revenues from time and materials outsourcing contracts are recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

     Database and marketing support services include list rental, database development and supply, data analysis and call center services. Revenue is recognized when the service or list has been delivered, assuming all other basic criteria for revenue recognition have been met.

     Revenues from online banner advertising in which customers’ advertisements are placed on web sites for a set period of time or a set number of impressions are recognized in the period in which the advertisement is displayed as the lesser of the ratio of impressions delivered over total guaranteed impressions or ratably over the term of the contract. Impressions are defined as the number of times that an advertisement appears on a selected web page. Sponsorship revenues from advertisements placed on the Company’s own or affiliated companies’ web sites are recognized ratably over the term of contracts, assuming all other basic criteria for revenue recognition have been met.

     Advertising revenues arising from direct mailing or placement of print advertising are recognized when the advertisements are sent or published, assuming all other basic criteria for revenue recognition have been met.

     (m) Deferred revenue

     Deferred revenue represents cash received for software, business services and advertising and marketing services in advance of services being rendered. The Company reports deferred revenue as a liability on the balance sheet when there is a contractual obligation as at the balance sheet date to provide services or software product to the customer but the services have not yet been completed or product has not yet been delivered, and thus no recognition of revenue has taken place.

     (n) Income taxes

     Income taxes are determined under the liability method as required by SFAS 109, Accounting for Income Taxes. Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not expected to be realized.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (o) Stock compensation expenses

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related Interpretations, and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. The Company and one of its subsidiaries, hongkong.com Corporation, a 81% owned subsidiary, granted stock options to certain of their employees in accordance with their respective stock option plans. Under APB 25, stock compensation expense is recognized over the vesting period of the stock options based on the difference, if any, between the fair value of the underlying Company’s/hongkong.com Corporation’s shares at the date of grant and the exercise price of the stock options. The Company uses the accelerated expense attribution method under FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans, to recognize the stock compensation expense. Had the Company determined the stock compensation expense based on the fair value at the grant date of the stock options under SFAS 123, the Company’s net income would have been reduced as indicated below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Net income/(loss):
As reported	$(18,231)	$15,524	$(10,560)
Add: Stock compensation expense included in net income/(loss)	309	328	2,051
Deduct: Stock compensation expense determined under fair value method	(15,924)	(4,886)	(14,706)

Pro forma	$(33,846)	$10,966	$(23,215)

Basic earnings/(loss) per share:
As reported	$(0.18)	$0.15	$(0.10)
Pro forma	$(0.33)	$0.11	$(0.22)

Diluted earnings/(loss) per share:
As reported	$(0.18)	$0.15	$(0.10)
Pro forma	$(0.33)	$0.11	$(0.22)

     For the purpose of the pro forma disclosures above, the estimated fair value of the options is amortized to expense over the options’ vesting period.

     The following table sets forth the inputs used in the Black-Scholes option pricing model to determine the SFAS 123 compensation expense for the years ended December 31, 2002, 2003 and 2004:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Range of U.S. risk-free interest rates	2.65% to 6.69%	2.08% to 6.69%	2.08% to 6.77%
Weighted expected life of options	5 years	5 years	5 years
Range of volatility	38% to 167%	38% to 167%	75% to 165%
Dividend yield	nil	nil	nil

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (p) Earnings/(loss) per share

     The Company computes earnings/(loss) per share in accordance with SFAS 128, Earnings Per Share. Under the provisions of SFAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is computed by dividing the net income or loss for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive.

     (q) Repurchase agreements

     Debt securities sold under agreements to repurchase are classified as secured borrowings. Agreements with the third parties specify the third parties’ rights to request additional collateral. Both parties monitor the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and may request a cash transfer at least equal to that net exposure as necessary.

     (r) Accounts receivable and allowance for doubtful accounts

     Accounts receivable are carried at their original amount less an estimate made for uncollectible amounts. The Company does not charge interest on receivables.

     (s) Loans receivable

     Loans receivable are stated at amortized cost less the allowance for loan losses, loan origination fees (net of direct costs), commitment fees and purchase premiums or discounts. Interest on loans is credited to income as it is earned. Premiums are amortized and discounts are accreted over the life of the loans using the interest method.

     (t) Comprehensive income/(loss)

     Comprehensive income/(loss) includes net earnings or loss as well as additional other comprehensive income/(loss). The Company’s other comprehensive income/(loss) consists of unrealized gains and loss on available-for-sale securities and foreign currency translation, all recorded net of tax.

     (u) Gain on issuance of shares by subsidiaries

     When a subsidiary sells its shares to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Company’s consolidated statement of operations. Otherwise, the increase is reflected in “effect of subsidiaries’ equity transactions” in the Company’s consolidated statement of shareholders’ equity.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (v) Retirement costs

     Retirement costs relating to defined benefit plans are actuarially determined based on assumptions concerning the future events that will determine the amount and timing of the benefit payments. Contributions relating to defined contribution plans are made based on a percentage of the employees’ salaries and are included in the Company’s consolidated statement of operations as they become payable.

     (w) Derivative instruments

     SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as modified by SFAS 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities, requires all contracts which meet the definition of a derivative to be recognized in the Company’s consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the Company’s consolidated statement of operations or in the Company’s consolidated statement of shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the Company’s consolidated statement of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

     (x) Impact of recently issued accounting standards

     In March 2004, the EITF reached a consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides new guidelines for the evaluation and determination of whether a loss on certain investments is other-than-temporary and requires certain additional disclosures pertaining to unrealized investment losses in a company’s financial statements. The effective date of the evaluation and measurement criteria of EITF 03-1 has been delayed pending the issuance of additional implementation guidance by the FASB. The additional disclosure requirements, however, remain effective for annual periods ending after December 15, 2004. Management continues to monitor the FASB’s progress and does not currently expect the adoption of the evaluation and measurement criteria, once issued, to have a material impact on the Company’s consolidated results of operations or financial position.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (x) Impact of recently issued accounting standards (continued)

     In December 2004, the FASB issued SFAS 123 (revised 2004) (“SFAS 123-R”), Share-Based Payment, to replace SFAS 123, Accounting for Stock-Based Compensation, and APB 25, Accounting for Stock Issued to Employees. SFAS 123-R requires, among other things, that all share-based payments to employees, including grants of stock options, be measured based on their grant-date fair value and recognized as expense in the financial statements. Pro forma disclosure is no longer an alternative. Unless observable market prices exist, the grant-date fair value is estimated using an appropriate option-pricing model as determined by management. Management must also make certain assumptions about employee exercise habits and forfeiture rates, and selects an appropriate amortization methodology for recognizing compensation expense. SFAS 123-R requires either a modified prospective or retrospective method of adoption. Under the modified prospective method, compensation expense will be recorded in the financial statements for (i) all awards granted after the adoption of SFAS 123-R and (ii) future vesting of awards outstanding as of the date of adoption of SFAS 123-R. Under the modified retrospective method, companies may elect to restate their previously issued financial statements to maintain consistency across all periods presented. The provisions of SFAS 123-R are effective for interim or annual reporting period that begins on June 15, 2005. Management believes that the adoption of SFAS 123-R will have a material impact on the Company’s consolidated results of operations and earnings per share when it is adopted.

     In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which amends APB 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, exchanges of nonmonetary assets that do not have commercial substance should be measured based on the fair values of the assets exchanged. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2004. The adoption of SFAS 153 is not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

3. CHANGES IN THE PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

     Subsequent to the year ended December 31, 2003, the Company’s operating segments have been changed from software and consulting services, mobile services and applications, advertising and marketing activities, and other income to software, business services, mobile services and applications, advertising/marketing, and others. The Company believes that this new segment classification is more representative of the Company’s business strategies and reflects the Company’s current internal reporting practices.

     Due to the change of operating segments and the discontinued operations of certain components, certain comparative amounts have been reclassified to conform with the current year’s presentation.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

4. BUSINESS COMBINATIONS

     (a) Praxa Limited (“Praxa”)

     On February 12, 2003, the Company acquired a 100% equity interest in Praxa through the acquisition of the entire issued share capital of Praxa. In accordance with SFAS 141, Business Combinations, this acquisition has been accounted for under the purchase method of accounting and the results of Praxa’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Praxa’s core business is the provision of information technology products and services in the form of outsourcing, application development and support, and systems integration in Australia and Asia. The acquisition of Praxa is expected to increase the number of clients for its low-cost China-based outsourcing platform and to extend the distribution network of the Company’s own software products to Australia.

     The purchase price was approximately $3,567 in cash.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$4,552
Property and equipment, net	1,061
Goodwill	3,589
Intangible assets *	1,996
Other assets	193

Total assets acquired	11,391

Current liabilities	(7,292)
Deferred tax liabilities	(532)

Total liabilities assumed	(7,824)

Net assets acquired	$3,567

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented customer base, is approximately 5 years.

     Goodwill of $3,589 was assigned to the business services segment and such goodwill is not deductible for tax purposes. The estimated fair value of the intangible assets was derived from a valuation from an independent third party.

     (b) Palmweb Inc. (“Palmweb”)

     In April 2003, hongkong.com Corporation acquired a 100% equity interest in Palmweb through the acquisition of the entire issued share capital of Palmweb. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of operations of Palmweb and its subsidiary and variable interest entities (collectively the “Palmweb Group”) have been included in the Company’s consolidated financial statements since the date of acquisition. Palmweb is primarily engaged in the provision of MVAS in Mainland China. The acquisition enabled the Company to enter the MVAS market in Mainland China.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

4. BUSINESS COMBINATIONS (continued)

     (b) Palmweb Inc. (“Palmweb”) (continued)

     The total purchase consideration, including amounts to be paid to certain employees of Palmweb as further detailed below, is as follows:

-	initial cash consideration of $14,000; and

-	earnout cash consideration which is equal to the aggregate of (i) an amount equal to the audited net income of the Palmweb Group for the year ended December 31, 2003 multiplied by 3.56918 and (ii) an amount equal to the audited net income of the Palmweb Group for the year ended December 31, 2004 multiplied by 1.13982; less the amount already paid (the “Contingent Consideration”). The total purchase consideration is subject to a maximum of $55,000.

     The initial cash consideration of $14,000 was paid in April 2003. The Contingent Consideration based on the audited net income of the Palmweb Group for the year ended December 31, 2003 was finalized at $41,000 and was paid in February 2004. Of the Contingent Consideration, $39,835 has been accounted for as an adjustment of the purchase price, and the remaining $1,165 was accounted for as compensation for employees’ services for the year ended December 31, 2003.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$7,058
Property and equipment, net	402
Goodwill	47,704
Intangible assets *
Customer base	2,064
Software applications and programs	104
Business licenses and partnership agreements	654
Other assets	66

Total assets acquired	58,052

Current liabilities	(3,286)
Deferred tax liabilities	(931)

Total liabilities assumed	(4,217)

Net assets acquired	$53,835

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is approximately 3 years. The weighted average useful life of the customer base and software applications and programs is approximately 2 years, and the weighted average useful life of the business licenses and partnership agreements is approximately 6 to 7 years.

     Goodwill was assigned to the mobile services and applications segment and such goodwill is not deductible for tax purposes. The estimated fair value of the intangible assets was derived from a valuation from an independent third party.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

4. BUSINESS COMBINATIONS (continued)

     (c) IMI Global Holdings Ireland Limited (“IMI”)

     On September 9, 2003, the Company acquired a 51% equity interest in Cayman First Tier, an investment holding company organized in the Cayman Islands which owns 100% of IMI. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Cayman First Tier group have been included in the Company’s consolidated financial statements since the date of acquisition. IMI is a leading provider of supply chain management solutions in North America and Europe. Supply chain management software is considered by the Company as an important component of a broad enterprise resource planning product and service offering, and forms part of the Company’s strategic software initiative. The remaining 49% equity interest is held by Symphony Technology Group (“Symphony”), a Palo Alto, California-based private equity firm focused on enterprise software and services, which previously owned 100% of IMI. Symphony has an option to sell to the Company all of its 49% interest in IMI at any time during the twelve months following the occurrence of unpermitted changes in the composition of IMI’s executive committee being overruled by the IMI board, or modifications to the rights, powers or responsibilities of IMI’s executive committee without the approval of the directors appointed by Symphony. The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. In consideration for the 51% interest, the Company has agreed to invest $25,000 into Cayman First Tier, and has also agreed to finance loan facilities for Cayman First Tier and Symphony Enterprise Solutions, S.ar.L., a wholly-owned subsidiary of Cayman First Tier of up to an aggregate of $25,000. All the funds provided to Cayman First Tier are intended to be used primarily for further expansion in the supply chain management software sector via acquisitions, strategic investments and organic growth.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$36,363
Property and equipment, net	1,689
Goodwill	15,802
Intangible assets *
Customer base	2,629
Software applications and programs	2,434
Other assets	2,184

Total assets acquired	61,101

Current liabilities	(26,178)
Minority interests	(9,923)

Total liabilities assumed	(36,101)

Net assets acquired	$25,000

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is approximately 7 years. The weighted average useful life of the customer base is 10 years, and the weighted average useful life of the software applications and programs is approximately 4 years.

     Goodwill of $15,802 was assigned to the software segment and such goodwill is not deductible for tax purposes.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

4. BUSINESS COMBINATIONS (continued)

     (d) Pivotal Corporation (“Pivotal”)

     On February 25, 2004, the Company acquired a 100% equity interest in Pivotal through the acquisition of the entire issued share capital of Pivotal. In accordance with SFAS 141, Business Combinations, this acquisition has been accounted for under the purchase method of accounting and the results of Pivotal’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Pivotal is a developer of customer relationship management software solutions in Canada. The acquisition of Pivotal is expected to complement the Company’s existing portfolio of proprietary software solutions.

     The total purchase price was comprised of $35,925 in cash, 1,846,429 CDC Class A common shares valued at $21,363 at the date of acquisition, CDC stock options issued in exchange for vested in-the-money Pivotal stock options with a total value of $481, and transaction costs of $348.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$13,791
Property and equipment, net	1,500
Goodwill	46,217
Intangible assets *
Customer base and contracts	11,183
Software applications and programs	8,963
Trademarks	4,476
Other assets	987

Total assets acquired	87,117

Current liabilities	(29,000)

Total liabilities assumed	(29,000)

Net assets acquired	$58,117

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is 5 years. The weighted average useful life of the customer base and contracts is 5 years, and the weighted average useful life of the software applications and programs is 5 years. Trademarks have an indefinite useful life.

     The goodwill was assigned to the software segment and such goodwill is not deductible for tax purposes. The estimated fair value of the intangible assets was derived from a valuation from an independent third party.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

4. BUSINESS COMBINATIONS (continued)

     (e) Group Team Investments Ltd. (“Group Team”)

     On May 20, 2004, the Company acquired a 100% equity interest in Group Team through the acquisition of its entire issued share capital. The principal assets of Group Team are its investment in Beijing He He IVR Mobile Technology Limited (“Beijing He He IVR”), which is held through another wholly-owned subsidiary, and its interest in Beijing He He Technology Co., Ltd. (“Beijing He He”). In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Group Team’s consolidated operations have been included in the Company’s consolidated financial statements since the date of acquisition. Group Team through Beijing He He IVR and Beijing He He is engaged in the provision of MVAS to mobile phone subscribers in The People’s Republic of China (“PRC” or “Mainland China”). As a result of the acquisition, the Company is expected to expand its MVAS operations in Mainland China.

     Pursuant to the share purchase agreement, the total purchase consideration is as follows:

-	initial cash consideration of $9,600; and

-	earnout cash consideration which is equal to the aggregate of (i) an amount equal to the audited net income of Group Team’s consolidated operations for the year ended December 31, 2004 multiplied by 9.9 at 50% and (ii) an amount equal to audited net income of Group Team’s consolidated operations for the year ending December 31, 2005 multiplied by 9.9 at 15%. The total purchase consideration is not to exceed $60,000.

     The initial cash consideration of $9,600 was paid in April 2004. The first earnout cash consideration of $12,559 was accrued at December 31, 2004 and paid in April 2005. The second earnout cash consideration to be paid in 2006, if any, will be recorded as goodwill.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$3,026
Property and equipment, net	453
Goodwill	15,693
Intangible assets *
Partnership agreements and business licenses	4,003
Customer base	150
Software applications and programs	58
Other assets	21

Total assets acquired	23,404

Current liabilities	(1,245)

Total liabilities assumed	(1,245)

Net assets acquired **	$22,159

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is approximately 4 years. The weighted average useful life of the partnership agreements and business licenses is approximately 4 years and the weighted average useful life of the customer base and software applications and programs is approximately 2 years.

**	Based on the initial cash consideration of $9,600 payable at the date of acquisition and the first earnout cash consideration of $12,559 accrued at December 31, 2004, which was recorded as goodwill.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

4. BUSINESS COMBINATIONS (continued)

     (e) Group Team Investments Ltd (“Group Team”) (continued)

     The goodwill was assigned to the mobile services and applications segment and such goodwill is not deductible for tax purposes. The estimated fair value of the intangible assets was derived from a valuation from an independent third party.

     Subsequent to the acquisition, the investment was transferred on August 18, 2004 to hongkong.com Corporation, a 81% owned subsidiary of the Company. This deemed disposal resulted in a gain on deemed disposal of $253 for the year ended December 31, 2004.

     (f) Ross Systems, Inc. (“Ross”)

     On August 26, 2004, the Company acquired a 100% equity interest in Ross through the acquisition of the entire issued share capital of Ross. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Ross’ operations have been included in the Company’s consolidated financial statements since the date of acquisition. Ross’ core business is the provision of enterprise software products to mid-market clients. The acquisition of Ross is expected to expand the Company’s enterprise software product portfolio.

     The total purchase price was comprised of $40,707 in cash, 6,111,117 CDC Class A common shares valued at $26,584 at the date of acquisition (120,848 shares valued at $526 remained unpaid as of December 31, 2004), CDC stock options issued in exchange for vested in-the-money Ross stock options with a total value of $1,708, and transaction costs of $1,129.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$14,001
Property and equipment, net	2,609
Goodwill	44,804
Intangible assets *
Customer base and contracts	6,600
Software applications and programs	19,600
Trademarks	3,400
Other assets	62

Total assets acquired	91,076

Current liabilities	(20,948)

Total liabilities assumed	(20,948)

Net assets acquired	$70,128

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is 7 years. The weighted average useful life of the customer base and contracts is 7 years, and the weighted average useful life of the software applications and programs is 7 years. Trademarks have an indefinite useful life.

     Goodwill was assigned to the software segment and such goodwill is not deductible for tax purposes. The estimated fair value of the intangible assets was derived from a valuation from an independent third party.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

4. BUSINESS COMBINATIONS (continued)

     (g) Unaudited pro forma consolidated financial information

     The following unaudited pro forma consolidated financial information reflects the Company’s consolidated results of operations for the years ended December 31, 2003 and 2004 as if the acquisitions of Pivotal, Group Team and Ross had occurred as at January 1, 2003 and January 1, 2004, respectively. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what the Company’s consolidated results of operations would have been had the acquisitions of these subsidiaries actually taken place on January 1, 2003 and 2004, respectively, and may not be indicative of future results of operations.

	Year ended	Year ended
	December 31,	December 31,
	2003	2004
	(unaudited)	(unaudited)
Revenue	$183,868	$224,089
Net loss	$(2,995)	$(35,600)
Basic and diluted loss per share	$(0.03)	$(0.34)

     The difference in the pro forma and audited net income/(loss) for the years ended December 31, 2003 and 2004 is primarily due to the inclusion of the results of operations of the acquired subsidiaries from the beginning of the respective years of acquisition and for the immediately preceding comparable year as though the corresponding business combinations had been completed at the beginning of that year, net of the additional amortization of corresponding purchased amortizable intangible assets for the years ended December 31, 2003 and 2004.

5. RESTRICTED CASH

     At December 31, 2003 and 2004, cash of $238 and $3,886, respectively, was pledged for banking facilities of the Company.

6. ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2003	2004
Accounts receivable:
Amounts billed	$18,058	$41,744
Unbilled	1,320	6,561

	19,378	48,305
Allowance for doubtful accounts	(2,816)	(4,784)

Net	$16,562	$43,521

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

6. ACCOUNTS RECEIVABLE (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Allowance for doubtful accounts:
Balance at beginning of year	$6,538	$4,139	$2,816
Additions	4,296	2,297	5,607
Write-offs, net of recoveries	(6,695)	(3,620)	(3,639)

Balance at end of year	$4,139	$2,816	$4,784

     Unbilled receivables represent the recognized sales value of performance relating to software and business services and these amounts had not been billed and were not billable to the customers at the balance sheet date. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

7. AVAILABLE-FOR-SALE DEBT SECURITIES

     In 2002, 2003 and 2004, the Company recorded impairment losses on certain available-for-sale debt securities of approximately $5,000, nil and $990, respectively. At December 31, 2002, 2003 and 2004, the Company evaluated the length of time and extent to which the market value of certain of its securities had been less than their cost, as well as the financial condition and performance of the issuer and the Company’s intention and ability to hold such securities to recovery or maturity. The Company recorded an impairment on those securities for which the decrease in fair value of the debt securities was determined to be other-than-temporary.

	December 31,	December 31,
	2003	2004
Debt obligations issued by corporations and U.S. federally supervised/chartered organizations:
Amortized cost	$313,219	$180,783
Net unrealized gain/(loss) *	35	(844)

Estimated fair value	313,254	179,939
Restricted debt securities pledged for banking facilities	(31,109)	(75,780)

Non-restricted	$282,145	$104,159

*	The net unrealized gain/(loss) consisted of the gross unrealized gain of $34 (2003: $1,471) and the gross unrealized loss of $878 (2003: $1,436).

     For the years ended December 31, 2002, 2003 and 2004, the gross realized gain amounts were $1,258, $6,834 and $218, respectively, and the gross realized loss amounts were $1,166, $5,356 and $208, respectively.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

7. AVAILABLE-FOR-SALE DEBT SECURITIES (continued)

     Non-restricted available-for-sale debt securities consist of:

	December 31,	December 31,
	2003	2004
Current	$262,745	$94,259
Non-current	19,400	9,900

	$282,145	$104,159

     At December 31, 2004, all the available-for-sale debt securities were carried at market value and temporary unrealized gains and losses at December 31, 2004 were reported in other comprehensive income/(loss).

     All available-for-sale debt securities held by the Company have maturity terms ranging from one to ten years. At December 31, 2003 and 2004, the Company’s debt securities had maturity dates falling due as follows:

	December 31,	December 31,
	2003	2004
Maturity date
One year or less	$30,322	$19,980
Over one year to five years	233,342	150,059
Over five years to ten years	49,590	9,900

	$313,254	$179,939

     Included in total available-for-sale debt securities owned as of December 31, 2003 and 2004 were debt securities with a market value of $31,109 and $75,780, respectively, which were segregated and secured in accordance with the Company’s lines of credit as further detailed in note 13.

8. LOANS RECEIVABLE

     The balance of loans receivable as of December 31, 2004 relates to a $25,000 loan to Symphony, a minority shareholder of a subsidiary of the Company, Cayman First Tier (the holding company incorporated in the Cayman Islands which owns 100% of an operating subsidiary, IMI). The loan bears interest at 3% per annum and is repayable in November 2007. The loan is secured by a pledge from Symphony in favor of Cayman First Tier of all of Symphony’s right, title and interest in Symphony’s 49% interest in Cayman First Tier.

     The balance of loans receivable as of December 31, 2003 was comprised of (i) a $2,000 loan to Pivotal, which was not a subsidiary until February 25, 2004 and (ii) the $25,000 loan to Symphony.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

9. PROPERTY AND EQUIPMENT

	December 31,	December 31,
	2003	2004
Freehold land	$1,348	$—
Buildings	1,348	—
Leasehold improvements	2,156	2,449
Furniture and fixtures	301	1,116
Office equipment	1,740	1,950
Computer equipment	26,754	29,640
Motor vehicles	511	480

	34,158	35,635
Less: Accumulated depreciation	(26,948)	(28,018)

	$7,210	$7,617

     Depreciation expense was $11,340, $5,293 and $3,721 for the years ended December 31, 2002, 2003 and 2004, respectively. The Company’s land and buildings were classified as held for sale as of December 31, 2004 as described in note 28.

10. GOODWILL

     The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 are as follows:

			Mobile
		Business	services and	Advertising/
	Software	services	applications	marketing	Total
Balance as of January 1, 2003	$7,561	$—	$—	$4,455	$12,016
Goodwill acquired during the year	21,063	—	47,704	879	69,646
Less: Goodwill written off related to sale/dissolution of business units	(235)	—	—	—	(235)

Balance as of December 31, 2003	28,389	—	47,704	5,334	81,427

Reallocation of goodwill	(16,105)	16,105	—	—	—

Balance as of January 1, 2004	12,284	16,105	47,704	5,334	81,427
Goodwill acquired during the year	92,471	—	15,693	324	108,488
Less: Goodwill written off related to sale/dissolution of business units	(363)	—	—	—	(363)

Balance as of December 31, 2004	$104,392	$16,105	$63,397	$5,658	$189,552

     The software and consulting services segment in 2003 has been renamed as the software segment due to a change in segments at the beginning of 2004. Goodwill in the software and consulting services segment at December 31, 2003 amounting to $28,389 was reallocated between the software segment and the business services segment based on relative fair values.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

11. INTANGIBLE ASSETS

     The following table summarizes the Company’s amortized intangible assets, net, as of December 31:

	2003			2004
	Gross			Gross
	carrying	Accumulated		carrying	Accumulated
	amount	amortization	Net	amount	amortization	Net
URLs	$16,956	$(1,688)	$15,268	$16,956	$(2,543)	$14,413
Software applications and programs	6,585	(813)	5,772	38,426	(5,624)	32,802
Customer base and contracts	9,303	(2,098)	7,205	27,727	(6,163)	21,564
Business licenses and partnership agreements	654	(78)	576	5,708	(1,307)	4,401

	$33,498	$(4,677)	$28,821	$88,817	$(15,637)	$73,180

     These intangibles are amortized on a straight-line basis over the estimated economic lives of the assets. The Company had trademarks not subject to amortization with carrying values of $59 and $7,941 as of December 31, 2003 and 2004, respectively.

     Amortization expense was $1,183, $3,571 and $10,960 for the years ended December 31, 2002, 2003 and 2004, respectively. The following table summarizes the estimated amortization expense for each of the following five years based on the current amount of intangible assets subject to amortization:

Year ended December 31:
2005	$12,712
2006	$11,151
2007	$10,877
2008	$9,558
2009	$7,099

     No material impairment of the identified intangible assets was recorded for the years ended December 31, 2002, 2003 and 2004.

12. AVAILABLE-FOR-SALE EQUITY SECURITIES

	December 31,	December 31,
	2003	2004
Cost	$813	$411
Net unrealized gain/(loss) *	(223)	116

Market value	$590	$527

*	For the year ended December 31, 2004, the net unrealized gain/(loss) consisted of gross unrealized gain of $151 (2003: $103) and gross unrealized loss of $35 (2003: $326).

     For the years ended December 31, 2002, 2003 and 2004, the gross realized gain was $243, $3,545 and $166, respectively, and the gross realized loss was $498, $424 and $9, respectively.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

12.	AVAILABLE-FOR-SALE EQUITY SECURITIES (continued)

      At the balance sheet date, the Company evaluated the length of time and extent to which the market value of certain of its securities had been in an unrealized loss position as well as the financial condition and performance of the issuer of the equity securities and concluded that no impairment was other-than-temporary. The Company recorded a loss of $255, a gain of $3,121 and a gain of $157 on the sale of available-for-sale equity securities in 2002, 2003 and 2004, respectively.

13.	CREDIT ARRANGEMENTS

      Under the line of credit arrangements with three banks, Fortis Bank, DBS Bank and Standard Chartered Bank, the Company may borrow up to $500,000 on such terms as the Company and the banks mutually agree upon. Except for bank loans of $61,073 to be repaid in 2005, these arrangements do not have termination dates but are reviewed annually for renewal. At December 31, 2004, the unused portion of the credit lines was $438,927.

      The Company’s line of credit with Fortis Bank is a repurchase agreement pursuant to which the Company sold certain debt securities to the bank at a discounted price, and the bank agreed to sell the same debt securities back to the Company at that same price at the termination of the agreement. Throughout the term of the agreement, Fortis Bank will pay to the Company any income associated with the debt securities and the Company will pay to the bank interest calculated using the London Inter-Bank Offered Rate (“LIBOR”) plus 0.2% per annum. The Company’s line of credit with DBS Bank works in the same manner as the line of credit with Fortis Bank; however the rate the Company must pay to DBS Bank is LIBOR plus 0.35% per annum.

      In 2004, the Company entered into a collateralized credit facility agreement with Standard Chartered Bank under which the Company deposits debt securities as collateral in exchange for cash. During the term of the agreement, the bank maintains a charge on such debt securities. The bank will pay to the Company any income associated with the collateralized debt securities and the Company shall pay to the bank interest calculated using the LIBOR plus 0.3% per annum.

      In connection with the credit lines granted to the Company, the Company maintained compensating balances of $238 and $3,886 in cash at December 31, 2003 and 2004, respectively, and pledged available-for-sale debt securities with a net book value of $31,109 and $75,780 at December 31, 2003 and 2004, respectively.

      The weighted average interest rates on short-term borrowings as of December 31, 2003 and 2004 were 1.4% and 2.0% per annum, respectively.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

14.	LONG-TERM BANK LOANS

  Long-term bank loans consist of the following:

	December 31,	December 31,
	2003	2004
LIBOR + 1.75% mortgage loan	$777	$718
7.72% mortgage loan	777	775
LIBOR + 0.35% total return swap transaction loan	10,073	10,073

	11,627	11,566
Less: Current portion	(171)	(11,566)

	$11,456	$—

      Maturities of long-term debts for the five years following December 31, 2004 are $11,566 in 2005 and nil thereafter.

      Freehold land and buildings with a carrying amount of $2,806 at December 31, 2003 and $2,992 at December 31, 2004 were pledged as collateral to secure the mortgage loans. Debt securities with a fair value of $11,896 at December 31, 2003 and $11,683 at December 31, 2004 were pledged as collateral to secure the total return swap transaction loan.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

  The components of accumulated other comprehensive income/(loss) are as follows:

	Unrealized
	gains/(losses)	Foreign
	on available-	currency
	for-sale	translation
	securities	adjustments	Total
Balance at December 31, 2002	$3,365	$(1,375)	$1,990

Unrealized gains, net of unrealized losses of available-for-sale securities	644	—	644
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	184	—	184
Foreign currency translation adjustments	—	186	186
Less: reclassification adjustment for gains, net of losses included in net income	(4,344)	—	(4,344)

Balance at December 31, 2003	$(151)	$(1,189)	$(1,340)
Unrealized losses, net of unrealized gains on available-for-sale securities	(593)	—	(593)
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	53	—	53
Foreign currency translation adjustments	—	1,345	1,345
Less: reclassification adjustment for losses, net of gains included in net loss	274	—	274

Balance at December 31, 2004	$(417)	$156	$(261)

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

16.	SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

      The Company incurred the following expenses which are not separately reflected in the consolidated statements of operations:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Minimum rental expenses under operating leases	$4,198	$3,086	$9,593
Advertising expenses	$930	$580	$2,249
Defined contribution retirement plans expenses	$1,423	$2,922	$3,459

17.	RELATED PARTY TRANSACTIONS

      In addition to the transactions and balances detailed elsewhere in these financial statements, the Company had the following material transactions with related parties during the years ended December 31, 2002, 2003 and 2004:

(a) 24/7 Real Media, Inc.

      24/7 Real Media, Inc. (formerly known as 24/7 Media, Inc. and hereafter referred to as “24/7”) was a shareholder of the Company in 2001 and had a License and Software Agreement with the Company from October 1998 to September 2001 under which 24/7 granted to the Company a non-exclusive license to use certain 24/7 software products to serve advertisements on the Internet and an exclusive license to use the “24/7 Media” trademark in the Asian market. The Company also had an equity interest in 24/7 Media Asia Limited, a then wholly-owned subsidiary of 24/7.

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

      In February 2003, 24/7 filed suit in Federal District Court in New York against the Company to enforce obligations allegedly owed under certain arrangements with 24/7 The Company contested these allegations and, in May 2003, obtained an order compelling arbitration of the claims, at the International Chamber of Commerce, or the ICC. In 2003, 24/7 ceased to be a related party.

      In June 2004, the Company reached a settlement with 24/7 settling all outstanding claims between the parties. The settlement resulted in a net expense of $1,612 comprised of a $3,036 expense as a result of the issuance of 400,000 CDC Class A common shares to 24/7 offset by a release of provisions and payables due to 24/7 of $1,424.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(b) Golden Tripod Limited

      In June 2001, the Company signed contracts with entities affiliated with the Liaison Office of the Central People’s Government in HKSAR (formerly known as XinHua News Agency, or “Xinhua”), Golden Tripod (Holdings) Limited, or Golden Tripod, and Xinhua News Agency Shanghai Branch, or Shanghai Xinhua, to acquire 30% of the shares of Xin Hua Asia Pacific TV (H.K.) Center Limited, a company 51% owned by Golden Tripod and 49% owned by Shanghai Xinhua, as well as to form a 50% owned joint venture in the PRC. The Company paid $500 as a deposit after the contracts had been signed. As certain conditions precedent for the joint venture were not met during the course of 2001, the Company terminated the transaction and made a bad debt provision for the full deposit amount at the end of the year. The Company obtained a refund amounting to $348 in 2003.

      For the years ended December 31, 2002, 2003 and 2004, the Company paid management fees of $293, $137 and $132, respectively, to Golden Tripod Limited, an entity affiliated with Xinhua, one of the Company’s major shareholders, for the provision of general management services to the Company, including consultancy fees of consultants provided by Golden Tripod Limited.

(c) Asia Pacific Online Limited (“APOL”)

      APOL is a Cayman Islands company that is 50% owned by the spouse of Peter Yip, who acted as the chief executive officer of the Company for the years ended December 31, 2002, 2003 and 2004, and 50% owned by a trust set up for the benefit of Mr. Yip’s children. In January 2002, the Company entered into a service agreement with APOL (the “January 2002 Services Agreement”). Under this agreement, the Company agreed to provide an annual management fee of $0.001 and reimburse expenses incurred up to $270 annually for the provision of general management services principally consisting of the provision of full-time services by Mr. Yip to act as the Company’s chief executive officer. The January 2002 Services Agreement was renewed in 2003. APOL is the owner of 11,835,686 Class A common shares of the Company and has exercisable options to purchase additional 2,456,442 Class A common shares of the Company. These options include options to purchase 200,000 Class A common shares of the Company granted on June 3, 2003 at an exercise price of $4.95 per share, 100,000 Class A common shares of the Company granted on June 14, 2003 at an exercise price of $5.16 per share, and 600,000 Class A common shares of the Company granted on March 25, 2004 at an exercise price of $8.25. In addition, Mr. Yip has exercisable options to purchase 190,000 Class A common shares of the Company. Mr. Yip’s spouse also owns 4,444,900 Class A common shares of the Company.

      Mr. Yip acted as the Company’s chief executive officer in each of the years of 2002, 2003 and 2004.

(d) New World TMT Limited (formerly known as New World Infrastructure Limited)

      In October 2000, the Company entered into an agreement to acquire a 50.3% interest in Wealth Corporation Limited at an aggregate consideration of $9,300 consisting of $6,800 of the Company’s Class A common shares to purchase shares from the selling shareholders, and $2,500 in cash to purchase newly issued shares. The selling shareholders of Wealth Corporation Limited included New World TMT Limited, a former shareholder of the Company which as of October 2002 held approximately 11.4% of the Company’s Class A common shares, and received approximately $1,400 worth of the Company’s Class A common shares as consideration for its shares in Wealth Corporation Limited. Wealth Corporation Limited operated a web site which sold travel products and services, such as airline tickets and hotel accommodations, to corporations and travel agencies in the PRC. The acquisition was based upon a strategy to build a Greater China online and off-line travel capability which focused on the tour-group market.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(d) New World TMT Limited (formerly known as New World Infrastructure Limited) (continued)

      As a result of the deteriorating financial performance of Wealth Corporation Limited in 2002, the Company de-emphasized the development of its online travel business in Greater China and sought to recover some of its original investment in the company. The Company entered into negotiations with the other shareholders of Wealth Corporation Limited, including New World TMT Limited, and in November 2002, the parties agreed to permit the Company to reduce its shareholding to 19.9% through a share repurchase by Wealth Corporation Limited. Wealth Corporation Limited was not profitable at such time and the shareholders agreed to value the company based upon the cash balances of the company. As a result of the consummation of the share repurchase, the Company reduced its shareholding to 19.9% for a payment from Wealth Corporation Limited of $1,000 in November 2002.

      In January 2003, New World TMT Limited ceased to be one of the Company’s shareholders following the sale of its entire shareholding in the Company in the open market, as well as in privately negotiated transactions with the Company, APOL and Dr. Raymond Ch’ien, the Company’s executive chairman. The number of Class A common shares of the Company purchased from New World TMT Limited were 4,468,560 by the Company, 4,300,000 by APOL and 200,000 by Dr. Ch’ien. Accordingly, New World TMT Limited ceased to be a related party of the Company thereafter.

(e) AOL Time Warner Inc. (“AOL”)

      During the year ended December 31, 2001, the Company paid advertising fees totaling $3,500 to AOL, a then shareholder of the Company, for the provision of Internet advertising services to the Company. In addition, the Company paid AOL $3,700 for computer software from PurchasePro.com, Inc., a strategic alliance partner of AOL. In other matters involving AOL, the Company sought the return of $2,200 spent by the Company under a software development agreement among AOL, CIC Holding Limited, the then holding company of the Company, and the Company. Under the terms of the software development agreement dated February 1, 2000, the Company agreed to provide AOL with $2,200 to finance the development of AOL software which could be utilized in the China market. The Company entered into the software development agreement in anticipation of a joint venture between AOL and the Company to develop consumer interactive services for the China market. No joint venture arrangement with AOL was ever entered into, and AOL never delivered a software product to the Company. In addition, the Company sought the return of $3,500 in connection with an agreement to purchase advertising services from AOL as well as the return of $3,700 in connection with the PurchasePro.com, Inc. computer software for which the Company paid AOL. These amounts were expensed under selling, general and administrative expenses in March 2001.

      In July 2003, the Company reached a settlement with AOL involving all claims between the two companies and their affiliates as summarized above. The Company also agreed with AOL to cancel AOL’s two warrants to acquire additional shares in the Company. The Company currently has no remaining operational, strategic or other agreements with AOL. According to public filings, as of September 2003, AOL disposed of its entire holding of the Company’s shares. Accordingly, AOL has ceased to be a related party of the Company thereafter.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(f) Harry Edelson lawsuit against the Company

      In connection with the Harry Edelson, a former director of the Company, lawsuit against the Company, the Company is paying the costs of outside counsel retained to represent Raymond Ch’ien and Peter Yip in this matter. Further details of the lawsuit are described in note 29(b). For the year ended December 31, 2004, the Company paid $201 for such fees.

18.	VARIABLE INTEREST ENTITIES

      The MVAS and Internet content services are subject to foreign ownership restrictions in the PRC. To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of telecommunications and other information services within the PRC, the Company provides substantially all of its MVAS services and Internet portal services through its variable interest entities (“VIEs”). These VIEs are owned by certain employees of the Company who are PRC citizens (the “Nominees”). The Company funds the capital invested in these companies via interest-free loans to these PRC employees. These loans are eliminated in consolidation along with the capital of the VIEs. As of December 31, 2003 and 2004, the total amount of interest-free loans to the Nominees was approximately $487 and $4,868, respectively. The Company has not pledged any assets as collateral for the obligations of any of the VIEs and the creditors of the VIEs do not have recourse to the general credit of the Company.

      The Company has entered into various contractual arrangements with the Nominees. Such contractual arrangements establish and facilitate the Company’s control over the operations of each of these VIEs. Under these contractual arrangements, each of the Nominees declares and undertakes that he or she holds equity interests in the relevant VIEs in trust for the Company. Each of these Nominees also undertakes to transfer his or her ownership in these entities to designees of the Company at any time for the amount of loans outstanding. These Nominees are also required to execute proxies to the designated representatives of the Company at the request of the Company to enable such representatives to attend and vote at shareholders’ meetings of these VIEs. Through these contractual arrangements, the Company is able to cause the individuals designated by it to be appointed as the directors and senior management of each of the VIEs.

      The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all the net income of the VIEs. The technical services provided by the Company to the VIEs, as the case may be, relate to, among others, technologies in respect of mobile value-added services and Internet content services, application software for network servers, system solutions, technical training and content development and design.

      The following is a summary of the VIEs of the Company at December 31, 2004. All have been consolidated by the Company in accordance with FASB Interpretation No. 46(R) because the Company is the primary beneficiary. As of December 31, 2003 and 2004, the aggregate accumulated losses of all VIEs, including a VIE disposed of in 2004, were approximately $468 and $679, respectively, and have been reflected in the Company’s consolidated financial statements. The entities mentioned below have been organized under the laws of the PRC with Chinese names and do not have official English names.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

18.	VARIABLE INTEREST ENTITIES (continued)

(a) Beijing Newpalm Information Technology Co., Ltd.

      Beijing Newpalm Information Technology Co., Ltd. (“Beijing Newpalm”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing Newpalm is 50% owned by a director of hongkong.com Corporation and 50% owned by a PRC employee of the Company. The registered capital of Beijing Newpalm is $1,217.

(b) Beijing Wisecom Information Technology Co., Ltd.

      Beijing Wisecom Information Technology Co., Ltd. (“Beijing Wisecom”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing Wisecom is 50% owned by a director of hongkong.com Corporation and 50% owned by a PRC employee of the Company. The registered capital of Beijing Wisecom is $1,217.

(c) Beijing China Net Communication Technology Service Ltd.

      Beijing China Net Communication Technology Service Ltd. (“Beijing China Net”) is a PRC company which operates the portal “www.china.com” under its Internet content company license and sells the online advertising space to advertisers or their agents. Beijing China Net is 40% owned by a director of hongkong.com Corporation, who is the general manager of Beijing China Net, and the remaining 60% is owned by two PRC employees of the Company who own 40% and 20%, respectively. The registered capital of Beijing China Net is $1,217.

(d) Beijing He He

      Beijing He He is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing He He is owned by two PRC employees of the Company who own 50% each. The registered capital of Beijing He He is $1,217.

19.	INCOME TAXES

      Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 40%.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

19.	INCOME TAXES (continued)

      Significant components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Current tax expense/(benefit) allocated to:
Continuing operations	$(162)	$(26)	$1,644
Discontinued operations	322	(90)	—

	160	(116)	1,644
Deferred tax expense/(benefit) allocated to:
Tax benefits allocated to goodwill of acquired entities	—	—	5,897
Others	—	(572)	—

Continuing operations	—	(572)	5,897

Total income tax provision/(benefit)	$160	$(688)	$7,541

International:
Current	$160	$(116)	$1,568
Deferred	—	(572)	5,239

United States:
Current	—	—	76
Deferred	—	—	658

Total income tax provision/(benefit)	$160	$(688)	$7,541

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

19.	INCOME TAXES (continued)

      Income/(loss) before provision for income taxes consists of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
International	$(2,781)	$16,995	$(464)
United States	(943)	(420)	812

Income/(loss) before income taxes	$(3,724)	$16,575	$348

      Deferred tax liabilities and assets are comprised of the following:

	December 31,	December 31,
	2003	2004
Deferred tax liabilities:
Acquired intangible assets	$(770)	$(17,647)
Capitalized software	—	(1,248)
Accelerated depreciation allowances	(848)	—
Others	—	(748)

Total deferred tax liabilities	(1,618)	(19,643)

Deferred tax assets:
Net operating loss carryforwards	58,353	126,340
Book and tax base differences on assets	—	6,177
Research and development	—	5,144
Deferred revenue	—	2,652
Accruals and reserves	248	4,634
Others	752	506

Gross deferred tax assets	59,353	145,453
Valuation allowance for deferred tax assets	(58,808)	(130,004)

Total net deferred tax assets	545	15,449

Net deferred tax liabilities	$(1,073)	$(4,194)

      Current deferred tax assets are $240 and $502 as of December 31, 2003 and 2004, respectively. Non-current deferred tax assets are $305 and nil as of December 31, 2003 and 2004, respectively. Non-current deferred tax liabilities are $1,618 and $4,696 as of December 31, 2003 and 2004, respectively.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

19.	INCOME TAXES (continued)

      The reconciliation of income taxes computed at the respective statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Income tax expense/(benefit) computed at the respective statutory rates	$453	$(3,482)	$3,523
Changes in tax rates	384	(1,181)	(79)
Tax holiday/concession	—	(2,806)	(4,077)
Non-deductible items	108	3,903	4,038
Non-taxable items	(308)	(1,271)	(752)
Change in valuation allowance affecting provision for income taxes	(799)	4,239	4,888

Total income tax expense/(benefit) from continuing operations	$(162)	$(598)	$7,541

Total income tax expense/(benefit) from discontinued operations	$322	$(90)	$—

      Benefits from operating losses not recorded from discontinued operations amounted to $4,139, $177 and $28 for the years ended December 31, 2002, 2003 and 2004, respectively.

      Due to its history of losses, the Company does not believe that sufficient objective and positive evidence currently exists to conclude that the recoverability of certain of its deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance of $58,808 and $130,004 as of December 31, 2003 and 2004, respectively, to cover its net deferred tax assets. The valuation allowance for deferred tax assets has increased by $71,196 in 2004. The increase was primarily due to the effect of the Ross and Pivotal acquisitions. A maximum of $64,630 of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce goodwill.

      At December 31, 2004, the Company had net operating loss carryforwards of approximately $405,355 for income tax purposes, $155,926 of which will expire from 2005 to 2025 and $249,429 of which can be carried forward indefinitely.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

19.	INCOME TAXES (continued)

      NewPalm (China) Information Technology Company Limited (“NewPalm”), a subsidiary of Palmweb established in the PRC, is governed by the Income Tax Laws of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, NewPalm is subject to corporate income tax at a rate of 33% (30% state income tax plus 3% local income tax). Upon fulfilling certain criteria, NewPalm is entitled to certain PRC corporate income tax exemptions. During the year ended December 31, 2004, NewPalm received a confirmation from the relevant tax authorities that it would be fully exempt from PRC corporate income tax for the 2003 fiscal year. Management believes that the necessary criteria for tax exemption have been met for the year ended December 31, 2004 and accordingly, no provision for PRC corporate income tax has been made for the year. The tax concessions were $2,806 and $3,547 for the years ended December 31, 2003 and 2004, respectively, and the per share effects were approximately $0.03 and $0.03 for the years ended December 31, 2003 and 2004, respectively. The corporate income tax exemption of NewPalm for future periods is not certain as of December 31, 2004 and the effect of the future tax exemptions will be recognized when the approval has been obtained from the relevant tax authorities.

      Beijing He He IVR established in the PRC, is governed by the PRC Income Tax Laws. Under the PRC Income Tax Laws, foreign investment enterprises satisfying certain criteria receive preferential tax treatment. Because Beijing He He IVR has obtained the status of “new high technology enterprise” and is registered and operating in the Beijing Zhongguancun Science Park, it is entitled to a reduced corporate income tax rate of 15% upon expiry of its tax holiday period. Beijing He He IVR was granted a “tax holiday” for exemption of PRC corporate income tax for three years starting from 2003 and is entitled to a 50% tax reduction, subject to official approval from the relevant PRC tax authority, for three consecutive years starting from 2006. The tax concession was $191 for the year ended December 31, 2004, and the per share effect was approximately nil for the year ended December 31, 2004.

      Pivotal Bangalore Software Development Private Limited (“Pivotal India”), a subsidiary of Pivotal Corporation established in India, is subject to Indian corporate income tax at a rate of 35%. Upon fulfilling certain criteria, Pivotal India is entitled to certain Indian corporate income tax exemptions due to its status as a “100% Software Export Oriented Unit” located in the Bangalore Software Technology Park. Management believes that the necessary criteria for tax exemption have been met for the full year of 2004 and accordingly, no provision for Indian corporate income tax has been made for the year. The tax concession was $339 for the year ended December 31, 2004 and the per share effect was approximately nil for the year ended December 31, 2004. The corporate income tax exemption is available for the first 10 years following the incorporation of Pivotal India on October 22, 2002. Management believes that Pivotal India will fulfill the necessary criteria for tax exemption in future periods. The effect of the future tax exemptions will be recognized when the fulfillment of such criteria is ascertained.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

20.	BASIC AND DILUTED EARNINGS/(LOSS) PER SHARE

      The following table sets forth the computation of basic and diluted earnings/(loss) per share:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Numerator for basic and diluted earnings/(loss) per share:
Income/(loss) from continuing operations	$(3,314)	$14,916	$(9,420)
Income/(loss) from discontinued operations, net of gain on disposal/dissolution	(14,917)	608	(1,140)

Income/(loss) attributable to common shareholders	$(18,231)	$15,524	$(10,560)

Denominator for basic earnings/(loss) per share:
Weighted average number of shares after adjusting for share splits	102,269,735	100,532,594	105,898,392

Denominator for basic earnings/(loss) per share:
Weighted average number of shares after adjusting for share splits	102,269,735	100,532,594	105,898,392

Effect of dilutive securities:
Dilutive common shares equivalent	—	2,666,827	—

Denominator for diluted earnings/(loss) per share:
Weighted average number of shares after adjusting for share splits	102,269,735	103,199,421	105,898,392

Basic earnings/(loss) per share:
Earnings/(loss) from continuing operations	$(0.03)	$0.14	$(0.09)
Earnings/(loss) from discontinued operations	(0.15)	0.01	(0.01)

Earnings/(loss) attributable to common shareholders	$(0.18)	$0.15	$(0.10)

Diluted earnings/(loss) per share:
Earnings/(loss) from continuing operations	$(0.03)	$0.14	$(0.09)
Earnings/(loss) from discontinued operations	(0.15)	0.01	(0.01)

Earnings/(loss) attributable to common shareholders	$(0.18)	$0.15	$(0.10)

      The computation of diluted earnings/(loss) per share did not assume the conversion of the Company’s warrants for 2002 and 2003 and its stock options for 2002 and 2004 because their inclusion would have been antidilutive.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

21.	DISCONTINUED OPERATIONS

      The Company reviews all business units monthly and analyzes the (i) cash flow performance; (ii) profitability; and (iii) viability of the business units.

      These reviews are conducted in the context of the overall strategic direction of the Company. If a business unit is not profitable, has negative cash flows, does not appear to have growth potential or a path to profitability, and does not fit with the overall Company’s strategy, management may discontinue it either through sale to a third party (“disposal”) or liquidation/closure (“dissolution”) of the business.

      During the years ended December 31, 2002 and 2003 the Company discontinued the operations of certain subsidiaries, primarily in the business services and advertising/marketing segments under the new segment classification, while certain discontinued subsidiaries were included in the others segment. During 2004, the Company sold and closed down certain unprofitable subsidiaries, primarily in the software and advertising/marketing segments, while certain discontinued subsidiaries were included in the others segment.

      The following table sets forth the balance sheet and statement of operations information, including the Company’s net gain/(loss) on disposal/dissolution, for operations discontinued during the years ended December 31, 2002, 2003 and 2004:

	December 31,	December 31,	December 31,
	2002	2003	2004
Total assets as of the date of disposal/dissolution	$2,019	$7,266	$2,177
Total liabilities as of the date of disposal/dissolution	$2,564	$7,936	$418

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Revenues	$21,211	$11,581	$864
Pretax loss	$(15,140)	$(1,609)	$(190)
Net loss	$(15,462)	$(1,519)	$(190)
Net gain/(loss) on disposal/dissolution	$545	$2,127	$(950)

22.	FINANCIAL INSTRUMENTS

      The total fair values of available-for-sale equity securities in listed companies as of December 31, 2003 and 2004 were approximately $590 and $527, respectively, based on the market values of publicly traded shares as of December 31, 2003 and 2004.

      The total fair values of available-for-sale debt securities as of December 31, 2003 and 2004 were $313,254 and $179,939, respectively, based on the market values of publicly traded debt securities and the estimated fair values of unlisted debt securities, as determined by the management of the Company having regard to the prices of the most recent reported sales and purchases of the securities as of December 31, 2003 and 2004.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

22.	FINANCIAL INSTRUMENTS (continued)

      The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

      The fair value of the Company’s $25,000 loan to Symphony (refer to note 8) was estimated to be $23,419 and $24,564 at December 31, 2003 and 2004, respectively, based on discounting the future cash flows, considering borrowing rates available for loans with similar terms and maturity at December 31, 2003 and 2004.

      The carrying amount of the variable portion of the Company’s variable long-term bank loans approximate their fair value because the interest rates of the loans are close to the prevailing bank interest rate.

      In October 2002, the Company entered into a promissory note and warrant purchase agreement with Sagent Technology Inc. (“Sagent”), a NASDAQ listed company, whereby the Company paid $7,000 cash to Sagent for a promissory note and 8,000 warrants to purchase Sagent’s common shares for investment purposes. The fair values of the promissory note and the warrants were included in the Company’s consolidated balance sheet. The Company recognized a $571 gain in the value of the warrants, which was included in the other non-operating gains for the year ended December 31, 2002. The Company determined the estimated fair value amounts of those instruments by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values. The promissory note was settled and the warrants were cancelled during 2003.

23.	CONCENTRATION OF RISKS

      Concentration of credit risk:

      The Company focuses on enterprise software and mobile services and applications, with additional operations in advertising/marketing and business services. Products and services are offered in the Greater China and other parts of Asia, Australia, North America, South America, the United Kingdom and the rest of Europe.

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, accounts receivable, loans receivable and other receivables. The maximum amount of loss would be $97,442 if the counterparties for non-government sponsored entity security investments, accounts receivable, loans receivable and other receivables failed to perform.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

23.	CONCENTRATION OF RISKS (continued)

      Concentration of credit risk (continued):

      The Company maintains cash and cash equivalents and investments with various financial institutions in the countries in which it operates. The Company has its policy to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments.

      Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of entities comprising the Company’s customer base. The Company generally does not require collateral for trade accounts receivable.

      Concentration of business risk:

      Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 14%, 28% and 20% of the Company’s revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

      Dependence on mobile telecommunication operators:

      The Company offers mobile services and applications to customers primarily through the two mobile network operators in China, China Mobile Communications Corporation and China United Telecommunications Corporation, which service most of China’s mobile subscribers. Such dominant market position limits the Company’s negotiating leverage with these network operators. If the Company’s various contracts with either network operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer the services, and the business would be significantly impaired. For the year ended December 31, 2004, the Company derived 13% of its total revenues from mobile services and applications business, a substantial portion of which was derived using the networks of the mobile network operators.

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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

23.	CONCENTRATION OF RISKS (continued)

Current vulnerability due to certain concentrations (continued):

      The PRC Renminbi, or RMB, is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

24.	SHARE CAPITAL

      Pursuant to the Articles of Association of the Company, the holder of each Class A common share is entitled to one vote on all matters upon which the Class A common share is entitled to vote. The Board of Directors has the authority, without further action by the shareholders, to issue up to five million preferred shares in one or more series and to fix the designations, powers, preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. No preferred shares have been issued.

      The following table sets forth the number and price range of shares issued during the years ended December 31, 2002, 2003 and 2004 from the exercise of stock options granted to employees, and the number and price range of shares repurchased and retired during the years ended December 31, 2002, 2003 and 2004:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Class A common shares issued for exercise of stock options	296,492	2,591,646	1,068,473
Range of purchase prices per share	$2.03 to $2.5266	$1.89 to $9.00	$0.4314 to $7.0

Class A common shares repurchased	1,764,555	4,468,560	—
Range of repurchase prices per share	$1.92 to $3.24	$2.50	—

Repurchased Class A common shares retired	1,692,001	2,300,000	—
Range of retirement prices per share	$2.334 to $2.826	$2.50	—

      During the year ended December 31, 2004, 7,836,698 Class A common shares of the Company were issued at prices ranging from $4.35 to $11.57 per share for the acquisition of subsidiaries.

      During the year ended December 31, 2004, 400,000 Class A common shares of the Company were issued at $7.59 per share for the settlement of claims.

      The redemption premiums on the repurchased shares were deducted from additional paid-in capital.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

25.	STOCK-BASED COMPENSATION

(a) Stock options

      The Company applies APB 25 in accounting for stock options granted to employees. Accordingly, compensation expense is recorded for the difference between the fair value of shares at date of grant and the exercise price of the stock options.

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

      The following table summarizes information concerning outstanding and exercisable options at December 31, 2004.

	Options outstanding			Options exercisable
		Weighted-	Weighted-		Weighted
		average	average		average
		remaining	exercise		exercise
Exercise	Numbers	contractual	price	Numbers	price
price range ($)	outstanding	life (in years)	per share ($)	exercisable	per share ($)
0.43-0.95	134,464	9.65	0.56	102,867	0.49
1.06-1.99	495,835	8.72	1.79	346,934	1.85
2.07-2.98	1,358,820	6.95	2.73	1,282,592	2.75
3.02-3.80	822,134	7.52	3.41	435,096	3.38
4.04-5.00	4,686,486	7.47	4.60	2,362,275	4.90
5.01-9.87	4,501,703	8.70	6.72	1,638,105	6.58
10.19-19.13	313,075	4.90	13.77	254,928	14.30
21.62-29.92	174,060	5.39	24.48	174,060	24.48
32.13-48.41	22,480	5.19	39.03	22,480	39.03
56.00-67.13	22,240	5.26	61.09	22,240	61.09

	12,531,297			6,641,577

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

25.	STOCK-BASED COMPENSATION (continued)

(a) Stock options (continued)

      A summary of the Company’s stock option activities and related information for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002
			Weighted-
			average
	Available	Options	exercise
	for grant	outstanding	price
Outstanding at the beginning of the year	6,998,268	14,065,911	$6.66
Granted	(1,648,960)	1,648,960	2.44
Forfeited	4,083,536	(4,083,536)	7.27
Exercised	—	(296,492)	2.42

Outstanding at the end of the year	9,432,844	11,334,843	$5.94

Exercisable at the end of the year		7,686,104

Weighted-average grant-date fair value of options granted during the year		$2.00

	2003
			Weighted-
			Average
	Available	Options	exercise
	for grant	outstanding	price
Outstanding at the beginning of the year	9,432,844	11,334,843	$5.94
Granted	(2,217,343)	2,217,343	5.40
Forfeited	2,832,962	(2,832,962)	7.89
Exercised	—	(2,591,646)	3.32

Outstanding at the end of the year	10,048,463	8,127,578	$5.94

Exercisable at the end of the year		5,648,618

Weighted-average grant-date fair value of options granted during the year		$4.23

	2004
			Weighted-
			average
	Available	Options	exercise
	for grant	outstanding	price
Outstanding at the beginning of the year	10,048,463	8,127,578	$5.94
Granted	(6,742,407)	6,742,407	5.55
Forfeited	1,270,215	(1,270,215)	9.07
Exercised	—	(1,068,473)	3.80

Outstanding at the end of the year	4,576,271	12,531,297	$5.60

Exercisable at the end of the year		6,641,577

Weighted-average grant-date fair value of options granted during the year		$4.35

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

25.	STOCK-BASED COMPENSATION (continued)

(a) Stock options (continued)

      Pursuant to resolutions adopted by the Board of Directors in December 2000, the vesting of certain of the Company’s options was accelerated such that vesting would be changed from an annual basis to a quarterly basis upon the lapse of 12 months from the date of grant. Based on the historical and expected employee turnover and the expected market price of the Class A common shares, the Company estimated that the number of options the employees will ultimately retain that would have been otherwise forfeited was minimal for the years ended December 31, 2002, 2003 and 2004.

      In January 2002, the Company granted to APOL additional stock options to purchase up to 200,000 Class A common shares with an exercise price of $2.82 per share and a quarterly vesting schedule over the one-year term of the new services agreement and the right to accelerate existing share options upon a change of control of the Company.

      In January 2003, the Company renewed the management services agreement with APOL under the terms of the agreement. In addition, the Company granted to APOL additional stock options to purchase up to 200,000 Class A common shares of the Company as of June 3, 2003 with an exercise price of $4.95 per share, and further stock options to purchase up to 100,000 Class A common shares of the Company as of June 16, 2003, with an exercise price of $5.16 per share. Both grants had a quarterly vesting schedule over the one-year term of the new services agreement and the right to accelerate existing share options upon a change of control of the Company.

      On March 25, 2004 the Company granted to APOL stock options to purchase up to 600,000 Class A common shares of the Company with an exercise price of $8.25 per share. This grant will vest in equal installments at year end from 2004 to 2006.

(b) 2004 Employee Share Purchase Plan

      During 2004, the Company established and implemented an employee share purchase plan, which was qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Class A common shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 1,000 Class A common shares for each plan period. The maximum number of Class A common shares, issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

26.	EMPLOYEE BENEFIT PLANS

      IMI, a subsidiary of the Company acquired in 2003, provides retirement benefits for substantially all employees in the United States and in foreign locations. In the United States, the United Kingdom and the Netherlands, IMI sponsors defined contribution plans. In addition, IMI’s Swedish subsidiary (“IMAB”) has a supplemental defined contribution plan for certain key management employees. Contributions by IMI relating to its defined contribution plans for the post-acquisition period ended December 31, 2003 amounted to $1,004, and contributions for the year ended December 31, 2004 amounted to $2,022.

      IMAB also participates in several pension plans (non-contributory for employees) which cover substantially all employees of its Swedish operations. The plans are in accordance with a nationally-agreed standard plan administered by a national organization, Pensionsregisteringsinstitute (“PRI”). The plan has been frozen and moved to the Swedish government for administration and distribution. Benefits are not paid by IMAB, but by the Swedish government. The level of benefits and actuarial assumptions used to account for the pension plan are calculated and established by the PRI and are solely based on the fully funded value of the predetermined pension payoff amount that was prescribed when the plan was transferred to the Swedish government during 2001. Accordingly, IMAB will not change benefit levels or actuarial assumptions. The Company accounts for pensions in accordance with SFAS 87, Employers’ Accounting for Pensions and SFAS 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits (Revised). IMAB is financing these plans via premiums paid to Alecta, the Swedish National Pension Organization. The pension book reserve will, in the future, only increase with an interest component. The plan has no liabilities other than its benefit obligations, which is a fixed amount to be repaid through 2007. IMAB expects to pay $910 to the plan during 2005, and the remaining amount of $1,477 will be paid in 2006 and 2007.

      The net periodic benefit cost for IMAB’s defined benefit pension plan in Sweden includes the following components:

	Post-acquisition
	period ended	Year ended
	December 31,	December 31,
	2003	2004
Service cost	$—	$—
Interest cost	61	133

Net periodic benefit cost	$61	$133

      The following table sets forth the change in the benefit obligations for IMAB’s defined benefit plans in Sweden:

	Post-acquisition
	period ended	Year ended
	December 31,	December 31,
	2003	2004
Change in benefit obligations:
Benefit obligations - at beginning of year/at date of acquisition	$3,608	$3,070
Service cost	—	—
Interest cost	61	133
Actuarial gains	(286)	(386)
Settlements	(895)	(641)
Effect of foreign currency exchange rate changes	582	211

Benefit obligations at end of year	$3,070	$2,387

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

26.	EMPLOYEE BENEFIT PLANS (continued)

      The following table sets forth the plans’ funded status and the actuarial present value of benefit obligations as of December 31, 2003 and 2004:

	December 31,	December 31,
	2003	2004
Unfunded status	$3,070	$2,387
Comprised of:
Long-term liability portion	$2,272	$1,477
Short-term liability portion	$798	$910

      The following assumptions were used to determine IMAB’s obligations under the Swedish plans:

	December 31,	December 31,
	2003	2004
Discount rate	5.3%	5.1%
Rate of increase in salaries	3.0%	2.0%
Inflation rate	2.0%	0.4%

27.	RESTRUCTURING COSTS

      During the year ended December 31, 2004, the Company recorded restructuring costs of $3,387 under “restructuring expenses” in the Company’s consolidated statement of operations related to IMI and Praxa. At IMI, restructuring costs of $2,862 were comprised of $1,866 related to terminations of employees, $482 for write-off of acquired software, $414 related to closure of offices, and $100 in other costs. At Praxa, restructuring costs of $525 were comprised of $345 for terminations of employees, $129 in contract exit fees, and $51 in other costs. IMI is part of the software segment and Praxa is part of the business services segment. The Company has completed these restructuring actions and no additional costs are expected to be incurred in connection with this restructuring. The costs incurred in 2004 are the cumulative costs relating to the respective restructuring actions. No restructuring costs were recorded in 2002 or 2003.

28.	PROPERTIES HELD FOR SALE

      At December 31, 2004, the Company classified a building and the related land with a carrying amount of $2,992 as held for sale. The land and building are held by an inactive subsidiary classified under the others segment, and are no longer required for business operations. The Company is actively marketing the property through an agent and expects to complete the sale within one year. The assets are stated at carrying value which is less than fair value less cost to sell.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

29.	CONTINGENCIES AND COMMITMENTS

      Contingencies

(a) Class action lawsuit against the Company

      A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of the securities of the Company, between July 12, 1999 and December 6, 2000, inclusive. The complaint charges the Company, Lehman Brothers, Inc. (“Lehman Brothers”), Bear, Stearns & Co., Inc. (“Bear Stearns”), BancBoston Robertson Stephens (“Robertson Stephens”), Merrill Lynch, Pierce Fenner & Smith Inc. (“Merrill Lynch”), Raymond Ch’ien, Peter Yip, Zhou Shun Ao, and David Kim with violations of Sections 11, 12(a) (2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

      On July 12, 1999, the Company commenced an initial public offering of 4,200 of its shares of common stock at an offering price of $20 per share (excluding the effect of two separate two-for-one stock splits), (the “CDC IPO”). In connection therewith, the Company filed a registration statement, which incorporated a prospectus (the “Prospectus”), with the Securities and Exchange Commission. The complaint alleges that the Prospectus was materially false and misleading because it failed to disclose, among other things, that (i) the Underwriter Defendants (Lehman Brothers, Bear Stearns, Robertson Stephens and Merrill Lynch) had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the Underwriter Defendants allocated to those investors material portions of the restricted number of the Company’s shares issued in connection with the CDC IPO; and (ii) the Underwriter Defendants had entered into agreements with customers whereby the Underwriter Defendants agreed to allocate the Company’s shares to those customers in the CDC IPO in exchange for which the customers agreed to purchase the Company’s additional shares in the aftermarket at pre-determined prices.

      In June 2003, the plaintiffs announced a proposed settlement with the Company and other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1,000,000 from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1,000,000, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to the Company’s insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3,900. The Company believes that the insurance coverage is sufficient to cover the maximum amount that the Company may be responsible for under the proposed settlement. The independent members of the Board of Directors of the Company approved the proposed settlement at a meeting held in June 2003. It is possible, however, that the parties may not reach agreement on the final settlement documents or that the United States Federal District Court may not approve the settlement in whole or in part, in which event litigation could continue, and the Company could be liable for significant judgment awards if a final judgment is rendered against the Company. No provision has been made for any expenses that might arise as a result of the class action lawsuit.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

29.	CONTINGENCIES AND COMMITMENTS (continued)

     Contingencies (continued)

(a) Class action lawsuit against the Company (continued)

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

(b) Harry Edelson lawsuit against the Company

      In October 2003, Harry Edelson, a former member of the Company’s Board of Directors, brought an action against the Company and other members of the Company’s Board of Directors, including Raymond Ch’ien and Peter Yip, seeking injunctive relief and monetary damages in connection with alleged violations of the Securities Exchange Act of 1934, as amended, in connection with his failure to be re-elected to the board at the Company’s 2003 annual general meeting. In February 2004, Mr. Edelson appealed a decision by the District Court of the Northern District of Illinois to dismiss the action which the Appeals Court denied in April 2005. Mr. Edelson has appealed the decision by the appeals court. In the interim, in February 2004, Mr. Edelson brought an amended action against the Company based upon the same allegations seeking monetary damages. Discovery in the amended action is expected to continue until September 2005. The Company believes that the actions brought by Mr. Edelson are without merit and the Company intends to vigorously defend itself against such actions. The management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

(c) Herkemij & Partners Knowledge B.V.

      On April 29, 2004, Herkemij & Partners Knowledge B.V. (“Herkemij Knowledge”) filed a civil action against the Company’s subsidiaries, Ross Systems and Ross Nederland B.V. (“Ross Nederland”), alleging that Ross Systems and Ross Nederland developed a software program named iProject using documentation and source code from Herkemij Knowledge’s copyrighted Project Administration and Control System. The action includes counts for copyright infringement, misappropriation of trade secrets, and unfair competition and seeks, among other things, injunctive relief, damages totaling $5,000 to $10,000, and payment of royalties. In September 2004, the case against Ross Nederland was dismissed for the lack of personal jurisdiction, and in February 2005, a hearing was held in which the judge in a court of California refused to dismiss the case against Ross Systems, but transferred the case to the Northern District Court of Georgia in Atlanta. The Company believes that the action is without merit, and intends to vigorously defend itself against such action. The management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

29.	CONTINGENCIES AND COMMITMENTS (continued)

      Contingencies (continued)

(d) Others

      In addition, the Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with the Company’s legal counsels, that any ultimate liabilities would not materially affect the Company’s financial position, results of operations or cash flows.

      Commitments

(a) Operating lease commitments

      As of December 31, 2004, the Company had future minimum lease payments under non-cancelable operating leases as follows:

Year ended December 31,
2005	$14,124
2006	10,291
2007	6,954
2008	5,303
2009	5,016
Thereafter	13,732

$55,420

      The Company recorded rental expenses of $9,593 and recorded sublease income of $3,370 for the year ended December 31, 2004. As of December 31, 2004, the Company had future minimum rentals to be received under subleases of $9,598.

(b) Capital commitments

      In addition to the second earnout cash consideration payable for Group Team as further detailed in note 4(e) the Company will be required to make additional earnout payments in the future relating to the acquisitions of OpusOne Technologies International Inc. and other entities. Such earnout payments will be based on the performance of the acquired entities for specified periods of time.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

30.	SEGMENT INFORMATION

      Description of Products and Services by Segment

      As explained in note 3, the Company changed its operating segments at the beginning of 2004 and the Company now has four reportable segments: software, business services, mobile services and applications, and advertising/marketing. The Company believes that this new segment classification is more representative of the Company’s business strategies and reflects the Company’s current internal reporting practices. The Company also now excludes goodwill, intangible assets and related amortization, and other acquisition related expenses from its reportable segments and includes such items in the reconciling line for corporate and other unallocated amounts. The Company also now uses net income/(loss) as the measure of segment profit or loss. Comparable periods have been restated to reflect the changes in segmentation. The businesses operated by the four reportable segments are described in note 1. The Company has also included disclosures of its others segment which includes the results of operations of a few small subsidiaries, and a reconciling line for corporate and other unallocated amounts. No operating segments have been aggregated.

      Due to the change of operating segments and the discontinued operations of certain components, comparative amounts have been reclassified to conform with the current year’s presentation.

      Information about Segment Profit or Loss and Segment Assets

      The Company evaluates performance and allocates resources based on revenues and net income/loss. The following items are included in the evaluation of segment performance: revenues from external customers, depreciation and amortization (excluding amortization of purchased intangibles), net interest income/expense, income tax benefit/expense and net income/loss. Information about assets and liabilities other than total segment assets is not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in note 2. All transactions between segments have been eliminated.

      Factors Management Used to Identify the Enterprise’s Reportable Segments

      The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately and are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

30.	SEGMENT INFORMATION (continued)

(i) Segment information by business segment:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Segment revenues from external customers:
Software	$3,526	$12,891	$107,879
Business services	10,148	37,242	39,391
Mobile services and applications	—	16,876	23,694
Advertising/marketing	7,527	8,841	11,709
Others	1,599	2,001	10

	22,800	77,851	182,683
Corporate and other unallocated amounts	—	—	—

Total consolidated revenues	$22,800	$77,851	$182,683

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Segment depreciation and amortization:
Software	$219	$482	$1,947
Business services	1,015	993	966
Mobile services and applications	—	260	434
Advertising/marketing	4,336	1,979	295
Others	3,086	1,998	175

	8,656	5,712	3,817
Corporate and other unallocated amounts	859	1,242	8,459

Total consolidated depreciation and amortization	$9,515	$6,954	$12,276

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

30.	SEGMENT INFORMATION (continued)

(i) Segment information by business segment (continued):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Segment interest income/(expense):
Software	$—	$(99)	$585
Business services	(1,198)	(1,194)	(33)
Mobile services and applications	—	27	168
Advertising/marketing	(379)	(430)	67
Others	(105)	6,295	3,909

	(1,682)	4,599	4,696
Corporate and other unallocated amounts	22,852	7,743	3,062

Total consolidated net interest income	$21,170	$12,342	$7,758

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Segment income tax expense/(benefit):
Software	$—	$224	$316
Business services	(42)	191	893
Mobile services and applications	—	(288)	(392)
Advertising/marketing	(121)	43	175
Others	1	(374)	2

	(162)	(204)	994
Corporate and other unallocated amounts	—	(394)	6,547

Total consolidated income tax expense/(benefit)	$(162)	$(598)	$7,541

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Segment net income/(loss):
Software	$(670)	$(114)	$8,503
Business services	1,443	3,134	(260)
Mobile services and applications	—	10,563	11,568
Advertising/marketing	(4,914)	(782)	16
Others	(2,150)	(831)	(5,620)

	(6,291)	11,970	14,207
Corporate and other unallocated amounts	(11,940)	3,554	(24,767)

Total consolidated net income/(loss)	$(18,231)	$15,524	$(10,560)

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)

30.	SEGMENT INFORMATION (continued)

(i) Segment information by business segment (continued):

	December 31,	December 31,
	2003	2004
Segment assets:
Software	$15,136	$86,751
Business services	21,109	18,235
Mobile services and applications	17,510	24,089
Advertising/marketing	933	8,206
Others	10,750	7,252

	65,438	144,533
Corporate and other unallocated amounts	480,616	519,798

Total consolidated assets	$546,054	$664,331

(ii) Segment information by geographical segment:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Segment revenues from external customers:
Australia	$2,783	$26,818	$29,655
Greater China	7,053	24,479	32,542
Korea	662	1,647	3,643
Singapore	5,489	5,858	6,072
Europe (excluding United Kingdom)	—	7,654	39,176
United Kingdom	1,750	2,495	10,857
North America	5,063	8,900	60,061
South America	—	—	677

Total consolidated revenues	$22,800	$77,851	$182,683

Revenues are attributed to countries based on the location of customers.

	December 31,	December 31,
	2003	2004
Segment long-lived assets:
Australia	$1,223	$651
Greater China	1,486	1,912
Korea	49	57
Singapore	152	201
Europe (excluding United Kingdom)	—	1,184
United Kingdom	2,823	4
North America	1,477	3,608

Total consolidated long-lived assets	$7,210	$7,617

INDEX TO EXHIBITS

No.	Description

1.1	Conformed copy of the Amended and Restated Memorandum of Association.***

1.2	Conformed copy of Amendment No. 1 to the Amended and Restated Memorandum of Association.****

1.3	Conformed copy of the Amended and Restated Articles of Association.***

1.4	Conformed copy of Amendment No. 1 to the Amended and Restated Articles of Association.****

2.(a).1	1999 Employee Stock Option Plan, as amended.*

2.(a).2	2004 Employee Share Purchase Plan.**

2.(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation)*****

4.(a).1	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003. ++++++

4.(a).2	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. ++

4.(a).3	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. ++

4.(a).4	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. ++

4.(a).5	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).6	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003.+++

4.(a).7	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).8	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).9	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted of September 4, 2003.+++

4.(a).10	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. +++

No.	Description

4.(a).11	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).12	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).13	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +

4.(a).14	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003. [y]

4.(a).16	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003.[y]

4.(a).17	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004. yy

4.(a).18	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003. yy

4.(a).19	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and Its Common Shareholders and Its Optionholders and CDC Software Corporation, dated January 20, 2004. yy

4.(a).20	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004. yy

4.(a).21	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004. +++++++

4.(a).22	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. yyyy

4.(a).23	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004. +++++++

4.(a).24	Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated February 25, 2004

4.(a).25	Amendment Agreement Relating to Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International

No.	Description

Mobile Limited dated March, 2004

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Technology Co. Ltd. yyy

4.(b).2	Monternet SMS Cooperation Agreement. yyy

4.(c).1	Amended and Restated Executive Services Agreement (Executive Chairman) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien.

4.(c).2	Executive Services Agreement (Chief Executive Officer) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien.

6.	Details of how EPS information is calculated can be found in Note 20 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1	Consent of Ernst & Young

15.(a).2	Consent of PricewaterhouseCoopers LLP

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-11288) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-123666) filed with the Commission on March 30, 2005.

***	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on May 20, 2005.

*****	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-118619) filed with the Commission on August 27, 2004.

+	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.

+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.

++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.

+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

yy	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on January 8, 2004.

yyy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.