Form 20-F/A
period 2004-12-31
CDC CORP
filed 2005-10-11
CIK 1076770

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Class of shares	Number outstanding as of March 31, 2005

Class A common shares	110,965,246
Preferred Shares	Nil
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑

Page

Explanatory Note	2
Item 3. Key Information	4
Item 5. Operating And Financial Review And Prospects	45
Item 15. Controls and Procedures	76
Item 18. Financial Statements	76
Item 19. Exhibits	77
EX-12.1 CERTIFICATION OF CEO REQUIRED BY RULE 13a-14(a)
EX-12.2 CERTIFICATION OF CFO REQUIRED BY RULE 13a-14(a)
EX-13.(A).1 CERTIFICATION OF CEO PURSUANT TO SECTION 906
EX-13.(A).2 CERTIFICATION OF CFO PURSUANT TO SECTION 906
EX-15.(A).1 CONSENT OF ERNST & YOUNG
EX-15.(A).2 CONSENT OF PRICEWATERHOUSECOOPERS LLP

EXPLANATORY NOTE
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, CDC Corporation (the “Company”, “CDC”, “we”, “us” or “our”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 as filed with the U.S. Securities and Exchange Commission on June 30, 2005 (the “Original Filing”) by setting forth the following amendments to Item 18 of the Original Filing:
•	A restatement of the following line items in our Consolidated Balance Sheet as at December 31, 2004 and our Consolidated Statement of Operations, Consolidated Statement of Cash Flows and Consolidated Statement of Shareholders’ Equity for the year ended December 31, 2004 to correct a minority interest calculation error which resulted in an overstatement of our minority interests in income of consolidated subsidiaries by US$1.2 million:
•	minority interests;

•	accumulated deficit;

•	total shareholders’ equity;

•	minority interests in losses/(income) of consolidated subsidiaries;

•	income/(loss) from continuing operations;

•	net income/(loss);

•	basic and diluted earnings/(loss) per share from continuing operations;

•	basic and diluted earnings/(loss) per share; and

•	comprehensive income/(loss).
•	The restatement of notes 2(o), 4(g), 20 and 30(ii) and the addition of note 2(y) to the Consolidated Financial Statements to reflect the impact of the restatement.

•	The inclusion of an updated audit report from Ernst & Young, our independent registered public accounting firm, that contains an explanatory paragraph describing the correction of an accounting error for the year ended December 31, 2004 and refers to the amendments to the Consolidated Financial Statements for the year ended December 31, 2004.
     To reflect the foregoing restatement of certain line items, this Form 20-F/A also amends the Selected Financial Data in Item 3. “Key Information”, certain tabular and quantitative disclosures under Item 5. “Operating and Financial Review and Prospects”, and certain disclosures under Item 15. “Controls and Procedures”. In addition, this Form 20-F/A amends the exhibit list under Item 19. “Exhibits” to reflect the filing of new certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and furnishing of new certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
     The minority interest calculation error which resulted in an overstatement of our minority interests in income of consolidated subsidiaries by US$1.2 million related to the consolidation of Cayman First Tier. We hold a 51% interest in Cayman First Tier, the holding company of IMI and one of our enterprise software subsidiaries. A minority shareholder holds the remaining 49% in Cayman First Tier. In preparing the 2004 consolidated financial statements, certain post-closing adjustments relating to charges that should have been booked at the Cayman First Tier level were inadvertently booked at the CDC level instead. As a result, the minority interest offset attributable to the minority shareholder of Cayman First Tier was not properly recorded. As a result of the restatement, our net loss for 2004 decreased to US$9.3 million from US$10.6 million. On the balance sheet, minority interests decreased from US$47.1 million to US$45.9 million, and accumulated deficit decreased from US$229.5 million to US$228.2 million.

     Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or reflect any events that have occurred after the date on which the Original Filing was made.
     In reporting and discussing our financial results, we have generally rounded the results to one decimal point. We note that the figures in certain tables presented in this Form 20-F/A may not sum to the indicated totals due to rounding.

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

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars except share and per share data)
Income Statement Data: (1)					[Restated(8)]
Revenues:
Software	$—	$—	$3,526	$12,891	$107,879
Business services	45,791	16,643	10,148	37,242	39,391
Mobile services and applications	—	—	—	16,876	23,694
Advertising/marketing	21,051	9,337	7,527	8,841	11,709
Others	953	3,730	1,599	2,001	10

	67,795	29,710	22,800	77,851	182,683

Cost of revenues:
Software	—	—	(1,328)	(9,357)	(43,240)
Business services	(28,972)	(11,923)	(4,544)	(22,072)	(26,750)
Mobile services and applications	—	—	—	(2,247)	(4,597)
Advertising/marketing	(10,432)	(4,400)	(4,477)	(4,312)	(4,645)
Others	(1,081)	(1,390)	(676)	(889)	—

	(40,485)	(17,713)	(11,025)	(38,877)	(79,232)

Gross profit	27,310	11,997	11,775	38,974	103,451
Selling, general and administrative expenses	(89,524)	(69,949)	(22,476)	(31,785)	(80,419)
Research and development expenses	—	—	—	—	(13,825)
Depreciation and amortization expenses	(29,807)	(19,007)	(9,515)	(6,954)	(12,276)
Impairment of goodwill and intangible assets	(31,712)	(21,908)	—	—	—
Restructuring expenses	—	—	—	—	(3,387)

Total operating expenses	(151,043)	(110,864)	(31,991)	(38,739)	(109,907)

Operating income/(loss)	(123,733)	(98,867)	(20,216)	235	(6,456)
Interest income	29,717	26,501	23,631	13,412	9,653
Interest expense	(851)	(1,266)	(2,461)	(1,070)	(1,895)
Gain/(loss) arising from share issuance of a subsidiary	140,031	(55)	—	—	—

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars except share and per share data)
Gain/(loss) on disposal of available-for-sale securities	1,685	4,411	(163)	4,599	167
Gain/(loss) on disposal of subsidiaries and cost investments	13,981	(1,915)	(66)	(1,263)	549
Other non-operating gains	—	—	508	934	—
Other non-operating losses	(2,226)	(927)	(288)	(148)	—
Impairment of cost investments and available-for-sale securities	(84,696)	(12,260)	(5,351)	—	(1,362)
Share of income/(losses) in equity investees(2)	(9,423)	(2,592)	682	(124)	(308)

Total other income	88,218	11,897	16,492	16,340	6,804

Income/(loss) before income taxes	(35,515)	(86,970)	(3,724)	16,575	348
Income tax benefits/(income taxes)	(327)	(65)	162	598	(7,541)

Income/(loss) before minority interests	(35,842)	(87,035)	(3,562)	17,173	(7,193)
Minority interests in losses/(income) of consolidated subsidiaries	546	3,162	248	(2,257)	(1,000)

Income/(loss) from continuing operations	(35,296)	(83,873)	(3,314)	14,916	(8,193)
Discontinued operations:
Loss from operations of discontinued subsidiaries, net of tax	(24,506)	(40,512)	(15,462)	(1,519)	(190)
Gain/(loss) on disposal/dissolution of discontinued subsidiaries, net	—	—	545	2,127	(950)

Net income/(loss)	$(59,802)	$(124,385)	$(18,231)	$15,524	$(9,333)

Basic and diluted earnings/(loss) per share(3)	(0.61)	(1.21)	(0.18)	0.15	(0.09)
Basic and diluted earnings/(loss) per share from continuing operations(3)	(0.36)	(0.82)	(0.03)	0.14	(0.08)
Weighted average number of shares:
Basic	98,091,541	102,589,760	102,269,735	100,532,594	105,898,392
Diluted	98,091,541	102,589,760	102,269,735	103,199,421	105,898,392

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars except share and per share data)
Balance Sheet Data:					[Restated(8)]
Cash and cash equivalents	$47,483	$20,820	$33,153	$55,508	$110,206
Restricted cash	4,134	1,274	109	238	3,886
Available for sale debt securities(4)	242,324	346,980	320,056	282,145	104,159
Restricted available for sale debt securities(5)	148,622	134,960	151,123	31,109	75,780
Available for sale equity securities	10,368	2,064	2,050	590	527
Bank loans(6)	3,934	118,455	127,384	26,826	63,781
Working capital(7)	450,391	359,412	340,476	270,451	170,682
Total assets	622,920	596,494	580,957	546,054	664,331
Common stock	25	26	25	25	28
Total shareholders’ equity	$512,024	$389,861	$377,700	$390,446	$440,950

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

(2)	The term “equity investees” refers to CDC’s investments in which it has the ability to exercise significant influence (generally 20% to 50% owned investments).

(3)	The computation of diluted earnings/(loss) per share did not assume the conversion of the Company’s warrants for 2002 and 2003 and its stock options for 2002 and 2004 because their inclusion would have been antidilutive.

(4)	Available-for-sale debt securities includes short-term and long-term debt securities available-for-sale.

(5)	Restricted available-for-sale debt securities include short-term and long-term restricted debt securities.

(6)	Bank loans include short-term and long-term bank loans.

(7)	Working capital represents current assets less current liabilities.

(8)	Refer to Note 2(y) to the Consolidated Financial Statements.
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
     We have incurred operating losses and net losses in each of our last 5 fiscal years (except for fiscal year 2003) as follows:

	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars)				[Restated(1)]
Operating income/(loss)	(123,733)	(98,867)	(20,216)	235	(6,456)
Net income/(loss)	(59,802)	(124,385)	(18,231)	15,524	(9,333)

(1)	Refer to Note 2(y) to the Consolidated Financial Statements.

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
     While we have cash and cash equivalents of US$110.2 million and total debt securities of US$179.9 as of December 31, 2004, US$48.3 million of the cash and cash equivalents and US$94.9 million of the total debt securities are held at China.com (formerly, hongkong.com Corporation), an 81% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as an 81% shareholder of China.com or a related party inter-company loan or similar transaction from China.com to us which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents and securities balance to, or to use the amounts of the cash, cash equivalents and securities balance for the benefit of non-China.com subsidiaries which include CDC Corporation at the parent entity level and our enterprise software and business services subsidiaries.
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
     Our major competitors include:
•	enterprise resource planning (ERP) providers, including Adonix, Epicor, Infor Global Solutions, Microsoft Corporation, Oracle/Peoplesoft, QAD, Inc., SAP, SSA Global Technologies, Inc., and various local providers in the Greater China market such as FlexSystem Holdings Ltd., Kingdee International Software Group Company Limited and UFIDA Software Co. Ltd.;

•	customer relationship management (CRM) providers, including Chordiant Software, Inc., Epiphany, Inc., Microsoft Corporation, Onyx Software Corporation, Oracle/Peoplesoft, Salesforce.com, SalesLogix (part of Best Software/Sage Group plc), SAP AG and Siebel Systems, Inc.;

•	supply chain management (SCM) providers, including Aspen Technologies, i2 Technologies, Inc., Manhattan Associates, Manugistics Group, Inc. and MAPICS, Inc. (recently acquired by Infor Global Solutions);

•	human resource management (HRM) providers, including Oracle/Peoplesoft, SAP AG, and various local providers in the Greater China market, including Cityray Technology (China) Ltd. and UFIDA Software Co. Ltd.;

•	business intelligence (BI) providers, including Business Objects SA, Cognos, Inc., Hyperion, Inc. and SAS Institute, Inc.; and

•	large information technology consulting and outsourcing service providers including Accenture Ltd., Cambridge Technology Partners Inc., Cap Gemini, Electronic Data Systems Corporation, IBM Global Services, Infosys Technologies and Wipro Ltd.
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
     While we believe that our current operation complies with all existing laws, rules and regulations in China, there are substantial uncertainties regarding the interpretation of current Internet laws and regulations. It is possible the Chinese government may take a view contrary to ours because there are no well established precedents or clear judicial interpretations to support our interpretations and views of the laws, rules and regulations. Issues, risks and uncertainties relating to government regulation of China’s Internet sector include:
▪	regulations applying to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. If these regulations are interpreted to preclude our current ownership structure or business model, our portal and mobile services and applications businesses could be severely impaired; and

▪	the activities of ICPs are subject to regulation by various government authorities in China depending on the specific activities conducted by the ICP as stated by the Ministry of Information and Industry. Various government authorities have enacted several laws and regulations that govern these activities. The areas of regulation include:

▪	online advertising;

▪	online news reporting;

▪	online publishing;

▪	online securities trading;

▪	online gaming;

▪	online broadcasting;

▪	bulletin board service; and

▪	the provision of industry-specific information (e.g., pharmaceutical products) over the Internet, etc.
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

	Year ended December 31,
	2002		2003		2004
		(in thousands of U.S. dollars, except percentages)
					[Restated (2)]
Revenues
Software	$3,526	15%	$12,891	17%	$107,879	59%
Business services	10,148	45%	37,242	48%	39,391	22%
Mobile services and applications	—	—	16,876	22%	23,694	13%
Advertising/marketing	7,527	33%	8,841	11%	11,709	6%
Others	1,599	7%	2,001	2%	10	—

	22,800	100%	77,851	100%	182,683	100%

Cost of revenues
Software	(1,328)	(6%)	(9,357)	(12%)	(43,240)	(24%)
Business services	(4,544)	(20%)	(22,072)	(28%)	(26,750)	(15%)
Mobile services and applications	—	—	(2,247)	(3%)	(4,597)	(2%)
Advertising/marketing	(4,477)	(19%)	(4,312)	(6%)	(4,645)	(2%)
Others	(676)	(3%)	(889)	(1%)	—	—

	(11,025)	(48%)	(38,877)	(50%)	(79,232)	(43%)

Gross margin and gross margin %	11,775	52%	38,974	50%	103,451	57%
Selling, general and administrative expenses	(22,476)	(99%)	(31,785)	(41%)	(80,419)	(44%)
Research and development expenses	—	—	—	—	(13,825)	(7%)
Depreciation and amortization expenses	(9,515)	(42%)	(6,954)	(9%)	(12,276)	(7%)
Restructuring expenses	—	—	—	—	(3,387)	(2%)

Total operating expenses	(31,991)	(141%)	(38,739)	(50%)	(109,907)	(60%)

	Year ended December 31,
	2002		2003		2004
		(in thousands of U.S. dollars, except percentages)
Operating income/(loss)	(20,216)	(89%)	235	—	(6,456)	(3%)

Interest income	23,631	104%	13,412	17%	9,653	5%
Interest expense	(2,461)	(11%)	(1,070)	(1%)	(1,895)	(1%)
Gain/(loss) on disposal of available-for-sale securities	(163)	(1%)	4,599	6%	167	—
Gain/(loss) on disposal of subsidiaries and cost investments	(66)	—	(1,263)	(2%)	549	—
Other non-operating gains	508	2%	934	1%	—	—
Other non-operating losses	(288)	(1%)	(148)	—	—	—
Impairment of cost investments and available-for-sale securities	(5,351)	(23%)	—	—	(1,362)	(1%)
Share of income/(loss) in equity investees	682	3%	(124)	—	(308)	—

Total other income	16,492	73%	16,340	21%	6,804	3%

Income/(loss) before income taxes	(3,724)	(16%)	16,575	21%	348	—

Income tax benefits/(income taxes)	162	1%	598	1%	(7,541)	(4%)

Income/(loss) before minority interests	(3,562)	(15%)	17,173	22%	(7,193)	(4%)
Minority interests in losses/(income) of consolidated subsidiaries	248	1%	(2,257)	(3%)	(1,000)	(1%)

Income/(loss) from continuing operations	(3,314)	(14%)	14,916	19%	(8,193)	(4%)

Discontinued operations
Loss from operations of discontinued subsidiaries, net of related tax expense/(benefit)	(15,462)	(68%)	(1,519)	(2%)	(190)	—
Gain/(loss) on disposal/dissolution of discontinued subsidiaries, net	545	2%	2,127	3%	(950)	(1%)

Net income/(loss)	$(18,231)	(80%)	$15,524	20%	$(9,333)	(5%)

(1)	In 2004, we changed our reporting segments from the previous segmentation of software and consulting services, mobile services and applications, advertising and marketing activities and other income, to the current segmentation of software, business services, mobile services and applications, advertising/marketing and others. In addition, we discontinued the operations of certain subsidiaries in the software, business services, advertising/marketing, and others segments. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units, net of related tax, were retroactively reclassified as a loss from operations of discontinued subsidiaries, net of tax, in the consolidated statements of operations. As a result, the results of the continuing operations of 2002 and 2003 were reclassified to conform to the 2004 presentation.

(2)	Refer to Note 2(y) to the Consolidated Financial Statements.
Year ended December 31, 2004 compared to year ended December 31, 2003
     We recorded a net loss of US$9.3 million in 2004, on US$182.7 million of revenues from continuing operations, including acquisitions. For 2004, US$107.9 million of revenues were derived from software, US$39.4 million from business services, US$23.7 million from mobile services and applications, US$11.7 million from advertising and marketing activities, and US$0.01 million from others. The following discussion gives an overview of the performance of our business in key areas during 2004 as compared to 2003:
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
     The following table below sets forth the cost of revenues contributed by material acquired subsidiaries by principal business segments for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004
	(in thousands of US$)
Cost of revenues
Software — IMI, Ross, Pivotal	$7,706	$42,455
Business services – Praxa, PK Information Systems	16,152	16,230
Mobile services and applications — Newpalm, Go2joy	2,247	4,597

	$26,105	$63,282

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
     The treasury management program in 2004 involved investments in debt securities that were funded with our credit facilities. For further information on our credit facilities and their related risks, see Item 5.B — “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.
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
Net income/(loss)
     We generated a full year net loss of US$9.3 million in 2004 compared to net income of US$15.5 million in 2003, which represented a US$24.9 million, or 160%, decrease from 2003. The principal factors contributing to the loss were (i) expenses related to the acquisitions in 2004 and 2003, including amortization of acquired intangibles, restructuring expenses, deferred tax expenses and stock compensation expenses; (ii) an increase in operating expenses primarily as a result of acquisitions; and (iii) a decrease in other income as a result of impairment of investments and available-for-sale securities as well as lower interest income. While we plan to pursue cost reduction efforts during 2005, we expect our operating results in 2005 to be negatively affected by costs incurred for targeted investments in certain businesses and the impact of acquisition-related expenses, such as stock compensation and amortization of amortizable intangible assets. We are also subject to numerous risks. For further discussion regarding risks involved to our continued profitability, see Item 3.D — “Key Information — Risk Factors — Risks Relating to CDC Corporation – Risks Relating to Our Overall Business — We have incurred losses in prior periods, may incur losses in the future and cannot provide any assurance that we can achieve or sustain profitability”.
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
     Impairment of goodwill and intangible assets
     There was no impairment of goodwill and intangible assets in 2003 or in 2002 based on our impairment tests performed in accordance with SFAS 142. See Item 5.A — “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates — Goodwill and intangible assets”.
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
     The treasury management program in 2003 involved investments in debt securities that were funded with credit facilities, such as our Global Master Repurchase Agreement with Fortis Bank and our Total Return Swap Transaction Agreement with DBS Bank (collectively, “2003 credit facilities”). Under our 2003 credit facilities we may borrow up to US$401.6 million on such terms as the banks and we may mutually agree. These arrangements do not have termination dates, but are reviewed annually for renewal. For further information on our repurchase facilities and their related risks, see Item 5.B — “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.
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
     Our net cash provided by operating activities was US$10.8 million for 2004, compared with US$13.2 million for 2003. Our cash flows from operating activities decreased by 18% principally as a result of the following:
•	Net loss — We incurred a net loss of US$9.3 million for 2004 compared to net income of US$15.5 million in 2003, representing a US$24.9 million year-over-year decrease. This decrease was due to (i) an increase in operating expenses, such as research and development expenses and restructuring expenses as a result of acquisitions; (ii) a decrease in other income as a result of impairments and lower interest income; and (iii) non-cash expenses related to our acquisitions in 2003 and 2004 which did not impact cash flows, including amortization of acquired intangibles, write-off of acquired deferred revenues, deferred tax expense and stock compensation expense.

•	Accounts receivable — Our accounts receivable balances increased due to the acquisitions of Ross and Pivotal.
     Other factors that impacted the year-over-year change in cash flows relating to operating activities included the following that had a positive impact on cash flows for the year:
•	Deferred revenues — Our deferred revenues increased from higher software license and service billings after the acquisitions of Ross and Pivotal.

•	Accounts payable, tax payable, and other liabilities — Certain of our payables balances increased after the acquisitions of Ross and Pivotal.

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
     The following table summarizes our contractual obligations as of December 31, 2004:

	Payments due by period, in thousands of US dollars
	Total	Less than 1	1 -3 years	3-5 years	More than 5
		year			year
Operating lease obligations (1)	$55,420	$14,124	$17,245	$10,319	$13,732
Short-term debt obligations	52,215	52,215	—	—	—
Current portion of long-term debt obligations	11,566	11,566	—	—	—
Pension liability	2,387	910	1,477	—	—

Total	$121,588	$78,815	$18,722	$10,319	$13,732

(1) Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
     In other areas, we expect our primary cash requirements for fiscal 2005 to be as follows:
•	Acquisitions — We made a cash payment of US$12.4 million during the second quarter of 2005 in connection with the first of two earnout payments required under our arrangements to acquire Go2joy. We will have to make additional earnout payments in the future relating to the acquisitions of Go2joy, OpusOne and other entities. Such earnout payments will be based on the performance of the acquired entities for specified periods of time.

•	Debt repayments — During the first quarter of 2005, we used cash of US$35.1 million to repay loans. The terms for the remaining US$28.7 million were renegotiated. Repayment will be due in 2006.

•	Investments in our business — In 2005, we will be spending on targeted investments in certain businesses such as CDC Software Asia Pacific and our Portal, as well as investing in research and development required to keep our software business competitive.

     Future sources of liquidity
     We believe that cash flows from operating activities, combined with our existing cash and cash equivalents of US$110.2 million and our available-for-sale debt securities of US$179.9 million as of December 31, 2004, the majority of which will mature at various dates through 2008, will be sufficient to meet our future cash requirements described above.
     The following table summarizes the expected maturity dates of our debt securities as of December 31, 2004:

	Expected maturities, in thousands of US dollars
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Unsecured fixed rate debt securities	$94,239	$16,955	$39,973	$37,311	$—
Unsecured variable rate debt securities	9,900	—	—	—	9,900
Secured fixed rate debt securities	75,800	3,025	35,995	36,780	—

Total	$179,939	$19,980	$75,968	$74,091	$9,900
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
     Under our repurchase facilities, a drawdown requires us to sell certain debt securities to the bank at a certain price, and the bank agrees to sell back to us the same securities at the same purchase price at a later date. During the period of the drawdown, the bank has agreed to pay us any income generated by coupons in respect of the sold debt securities. In return, we have agreed to pay interest to the bank at Libor plus a spread. As of December 31, 2004, our cost of borrowing was Libor plus 0.20% for the Fortis Repurchase Agreement and Libor plus 0.35% for the DBS Bank Swap Agreement. Under the collateralized credit facility with Standard Chartered Bank, in order for us to draw upon the facility, we are required to deposit collateral which we may subsequently borrow against. At no time are our borrowings under the facility to exceed the collateral deposited. During the period of the borrowing, Standard Chartered Bank will maintain a charge over the collateral, but will continue to pay us any income associated with the collateral. In return, we have agreed to pay interest at Libor plus 0.30%. In February 2005, this rate was renegotiated to Libor plus 0.20%. See Item 11 - “Quantitative and Qualitative Disclosures About Market Risk”.
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
Uncertainties regarding our liquidity
     We believe the following uncertainties exist regarding our liquidity:
•	Ability to Grow Revenues and Manage Costs — Both our revenue and cost base have increased significantly as a result of the Ross, Pivotal and Go2joy acquisitions in 2004 and the Newpalm, Praxa and IMI acquisitions in 2003. If we are unable to continue to grow our revenues or experience a decline in revenues, or if we are unable to manage costs and reduce operating expenses, our ability to generate positive cash flows from operating activities in a sufficient amount to meet our cash needs would be adversely affected.

•	Integrating the Operations of Acquired Businesses — Integration of our recently acquired businesses could affect our liquidity as continuing integration of the businesses and operations into ours may require significant cash resources.

•	Future Acquisitions — Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition. In addition, if we acquire a business in the future that has existing debt, our cash requirements for servicing debt may increase.

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
     The fair value of our US$25.0 million loan to Symphony, see Item 10.C. — “Additional Information — Material Contracts — Symphony Note”, was estimated to be US$23.4 million and US$24.6 million at December 31, 2003 and 2004, respectively, based on discounting the future cash flows, considering borrowing rates available for loans with similar terms and maturity at December 31, 2003 and 2004.
     The carrying amount of the variable portion of our variable long-term bank loans approximate their fair value because the interest rates of the loans are close to the prevailing bank interest rate.
C.	Research and Development, Patents and Licenses, etc.
     In 2004, as a result of the acquisitions of Ross and Pivotal, we incurred significant research and development expenses. As discussed in Item 5.A — “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Capitalization of software costs”, we capitalize certain software development costs and expense others. During 2002, 2003 and 2004, research and development costs recorded in the statements of operations represented approximately nil, nil, and 7% of revenues, respectively. During 2002, 2003 and 2004, research and development costs in total, including costs which were capitalized, represented approximately nil, 1%, and 9% of revenues, respectively. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis, but not as a percentage of overall revenues.
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
F.	Tabular Disclosure of Contractual Obligations
     See Item 5.B — “Operating and Financial Review and Prospects — Liquidity and Capital Resources - Future cash requirements and sources of liquidity” above.
G.	Safe Harbor
     See “General Introduction — Forward-Looking Statements”.

ITEM 15. CONTROLS AND PROCEDURES
     An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management as at the reporting date prior to the filing of our 2004 Annual Report on Form 20-F.
     Subsequent to such evaluation, we have continued the process of documenting and testing our internal control procedures in preparation of our becoming subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”). Beginning with our Annual Report on Form 20-F for the year ending December 31, 2006, we will be required under Section 404 of the Act to provide annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments.
     In connection with such process of preparing for the Act, we identified an error in the final computation of minority interests for 2004. The error occurred as certain 2004 post-closing adjustments reflected in the 2004 consolidated financial statements were not included in the final calculation of minority interests. The error resulted in an overstatement of minority interests in income of consolidated subsidiaries and net loss for the year ended December 31, 2004 by US$1.2 million. The correction of this error reflects non-cash adjustments to minority interests, accumulated deficit, total shareholders’ equity, minority interests in losses/(income) of consolidated subsidiaries, income/(loss) from continuing operations, net income/(loss), basic and diluted earnings/(loss) per share from continuing operations, basic and diluted earnings/(loss) per share and comprehensive income/(loss). See note 2(y) to the consolidated financial statements contained in this report for additional information regarding the restatement.
     During the period covered by this report, there were no significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As a result of the discovery of the error noted above, we have taken a series of steps to strengthen our internal control over financial reporting in light of the above material weakness and ineffectiveness of controls and procedures at the reporting date, including recording certain entries at the individual business unit level rather than at the consolidated level, and adding additional levels of review during the financial statement close process.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. We will continue to improve the design and effectiveness of our disclosure controls and procedures to the extent necessary in the future to provide our senior management with timely access to such material information, and to correct any deficiencies that we may discover in the future.
ITEM 18. FINANCIAL STATEMENTS
     We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2004 on pages F-1 to F-61 of this annual report.

ITEM 19. EXHIBITS

No.	Description

1.1	Conformed copy of the Amended and Restated Memorandum of Association.***

1.2	Conformed copy of Amendment No. 1 to the Amended and Restated Memorandum of Association.****

1.3	Conformed copy of the Amended and Restated Articles of Association.***

1.4	Conformed copy of Amendment No. 1 to the Amended and Restated Articles of Association.****

2(a).1	1999 Employee Stock Option Plan, as amended.*

2(a).2	2004 Employee Share Purchase Plan.**

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation)*****

4.(a).1	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003.++++++

4.(a).2	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. ++

4.(a).3	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. ++

4.(a).4	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. ++

4.(a).5	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).6	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003.+++

4.(a).7	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).8	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).9	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted of September 4, 2003.+++

No.	Description

4.(a).10	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. +++

4.(a).11	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).12	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).13	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +

4.(a).14	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003. [y]

4.(a).16	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003.[y]

4.(a).17	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004. yy

4.(a).18	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003. yy

4.(a).19	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and Its Common Shareholders and Its Optionholders and CDC Software Corporation, dated January 20, 2004. yy

4.(a).20	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004. yy

4.(a).21	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004. +++++++

4.(a).22	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. yyyy

4.(a).23	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004. +++++++

No.	Description

4.(a).24	Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated February 25, 2004 yyyy

4.(a).25	Amendment Agreement Relating to Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated March, 2004 yyyy

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Technology Co. Ltd. yyy

4.(b).2	Monternet SMS Cooperation Agreement. yyy

4.(c).1	Amended and Restated Executive Services Agreement (Executive Chairman) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. yyyy

4.(c).2	Executive Services Agreement (Chief Executive Officer) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. yyyy

6.	Details of how EPS information is calculated can be found in Note 20 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. yyyy

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)^

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.^

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.^

15.(a).1	Consent of Ernst & Young^

15.(a).2	Consent of PricewaterhouseCoopers LLP^

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-11288) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-123666) filed with the Commission on March 30, 2005.

***	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on May 20, 2005.

*****	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-118619) filed with the Commission on August 27, 2004.

+	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.

+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.

++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.

+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

yy	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on January 8, 2004.

yyy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.

yyyy	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 30, 2005.

^	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its Annual Report on its behalf on this 11th day of October, 2005.

CDC CORPORATION

/s/ Steven Chan
Steven Chan
Acting Chief Executive Officer

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
     As more fully described in note 2(y), the 2004 consolidated financial statements have been restated.

/s/ Ernst & Young
Hong Kong
March 9, 2005, except for notes 2(o), 2(y), 4(g), 20 and 30(ii), as to which the date is October 4, 2005

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

PricewaterhouseCoopers LLP
Philadelphia, PA
February 9, 2004

chinadotcom corporation
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	December 31,	December 31,
	2003	2004
		(Restated)
ASSETS

Current assets:
Cash and cash equivalents	$55,508	$110,206
Restricted cash	238	3,886
Accounts receivable (net of allowance of $2,816 for 2003 and $4,784 for 2004)	16,562	43,521
Deposits, prepayments and other receivables	10,461	10,012
Available-for-sale debt securities	262,745	94,259
Available-for-sale equity securities	—	527
Restricted available-for-sale debt securities	19,213	75,780
Deferred tax assets	240	502
Properties held for sale	—	2,992

Total current assets	364,967	341,685

Loans receivable	27,000	25,000
Interest receivable	—	878
Property and equipment, net	7,210	7,617
Goodwill	81,427	189,552
Intangible assets	28,880	81,121
Investments in equity investees	434	4,016
Investments under cost method	609	220
Available-for-sale debt securities	19,400	9,900
Restricted available-for-sale debt securities	11,896	—
Available-for-sale equity securities	590	—
Deferred tax assets	305	—
Other assets	3,336	4,342

Total assets	$546,054	$664,331

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$7,800	$13,697
Other payables	4,602	4,219
Purchase consideration payable	39,835	14,728
Accrued liabilities	16,098	36,875
Accrued pension liability, current portion	798	910
Short-term bank loans	15,199	52,215
Long-term bank loans, current portion	171	11,566
Deferred revenue	9,357	34,261
Income tax payable	656	2,532

Total current liabilities	94,516	171,003

Deferred tax liabilities	1,618	4,696
Long-term bank loans, net of current portion	11,456	—
Accrued pension liability, net of current portion	2,272	1,477
Other liabilities	—	322

Minority interests	45,746	45,883

Contingencies and commitments (note 29)

Shareholders’ equity:
Class A common shares, $0.00025 par value – Authorized: 800,000,000 shares; Issued and outstanding: 101,588,009 shares as of December 31, 2003 and 110,893,180 shares as of December 31, 2004	25	28
Additional paid-in capital	614,721	673,476
Treasury stock - 1,766,552 shares as of December 31, 2003 and 1,766,552 shares as of December 31, 2004	(4,067)	(4,067)

Accumulated deficit	(218,893)	(228,226)
Accumulated other comprehensive loss	(1,340)	(261)

Total shareholders’ equity	390,446	440,950

Total liabilities and shareholders’ equity	$546,054	$664,331

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
			(Restated)
Revenues:
Software
Licenses	$893	$1,157	$28,748
Maintenance and consulting services	2,633	11,734	79,131
Business services
IT products	—	6,083	2,083
Consulting services	10,148	31,159	37,308
Mobile services and applications	—	16,876	23,694
Advertising/marketing	7,527	8,841	11,709
Others	1,599	2,001	10

Total revenues	22,800	77,851	182,683

Cost of revenues:
Software
Licenses	(445)	(362)	(3,486)
Maintenance and consulting services	(883)	(8,995)	(39,754)
Business services
IT products	—	(5,318)	(1,879)
Consulting services	(4,544)	(16,754)	(24,871)
Mobile services and applications	—	(2,247)	(4,597)
Advertising/marketing	(4,477)	(4,312)	(4,645)
Others	(676)	(889)	—

Total cost of revenues	(11,025)	(38,877)	(79,232)

Gross profit	11,775	38,974	103,451

Operating expenses:
Selling, general and administrative expenses	(22,476)	(31,785)	(80,419)
Research and development expenses	—	—	(13,825)
Depreciation and amortization expenses	(9,515)	(6,954)	(12,276)
Restructuring expenses	—	—	(3,387)

Total operating expenses	(31,991)	(38,739)	(109,907)

Operating income/(loss)	(20,216)	235	(6,456)

Other income/(expenses):
Interest income	23,631	13,412	9,653
Interest expense	(2,461)	(1,070)	(1,895)
Gain/(loss) on disposal of available-for-sale securities	(163)	4,599	167
Gain/(loss) on disposal of subsidiaries and cost investments	(66)	(1,263)	549
Other non-operating gains	508	934	—
Other non-operating losses	(288)	(148)	—
Impairment of cost investments and available-for-sale securities	(5,351)	—	(1,362)
Share of income/(losses) in equity investees	682	(124)	(308)

Total other income	16,492	16,340	6,804

Income/(loss) before income taxes	(3,724)	16,575	348
Income tax benefits/(income taxes)	162	598	(7,541)

Income/(loss) before minority interests	(3,562)	17,173	(7,193)
Minority interests in losses/(income) of consolidated subsidiaries	248	(2,257)	(1,000)

Income/(loss) from continuing operations	(3,314)	14,916	(8,193)

Discontinued operations:
Loss from operations of discontinued subsidiaries, net of related tax expense/(benefit) of $322 for 2002, $(90) for 2003 and nil for 2004	(15,462)	(1,519)	(190)
Gain/(loss) on disposal/dissolution of discontinued subsidiaries, net	545	2,127	(950)

Net income/(loss)	$(18,231)	$15,524	$(9,333)

Basic and diluted earnings/(loss) per share from continuing operations	$ (0.03)	$0.14	$(0.08)

Basic and diluted earnings/(loss) per share	$ (0.18)	$0.15	$(0.09)

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
			(Restated)
OPERATING ACTIVITIES:

Net income/(loss)	$(18,231)	$15,524	$(9,333)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interests in income/(losses) of subsidiaries	(1,036)	2,204	1,000
Loss on disposal/write-off of property and equipment	1,732	127	1,055
Loss/(gain) on disposal of available-for-sale securities	158	(4,599)	(167)
Loss/(gain) on disposal of subsidiaries and cost investments	(428)	(2,596)	401
Amortization of intangible assets	1,183	3,571	10,960
Expenses settled by issuance of shares	—	—	1,612
Depreciation	11,340	5,293	3,721
Stock compensation expenses	309	328	2,051
Share of losses/(income) in equity investees	(682)	115	308
Impairment of cost investments and available-for-sale securities	5,351	—	1,362
Gain in value of derivative instruments	(571)	—	—
Deferred tax expense	—	—	5,897

Changes in operating assets and liabilities:
Accounts receivable	7,191	9,486	(12,585)
Deposits, prepayments and other receivables	10,909	3,144	3,545
Other assets	(252)	1,794	(11)
Accounts payable	(1,107)	(7,413)	88
Other payables	4,824	(8,505)	(444)
Accrued liabilities	(3,968)	(4,006)	(6,372)
Deferred revenue	(66)	(557)	6,419
Amounts due to related parties	(730)	(715)	—
Income tax payable	—	—	1,644
Accrued pension liability	—	—	(683)
Other liabilities	—	—	322

Net cash provided by operating activities	$15,926	$13,195	$10,790

INVESTING ACTIVITIES:
Purchases of subsidiaries, net of cash acquired	$(4,587)	$(13,446)	$(112,724)
Purchases of property and equipment	(5,471)	(1,551)	(3,661)
Acquisition of equity investees	—	—	(4,000)
Purchases of available-for-sale securities	(660,599)	(424,667)	(80,314)
Purchases of intangible assets	(8,800)	(2,355)	(4,705)
Issuance of loans	—	(27,000)	—
Purchases of promissory notes and warrants	(7,000)	—	—
Collection of promissory notes and warrants	—	6,878	—
Proceeds from disposal of available-for-sale securities	675,728	580,607	212,053
Proceeds from disposal of property and equipment	1,386	381	663
Proceeds/(cash disbursements) from disposal of subsidiaries	(652)	(2,349)	(529)
Proceeds from disposal of cost investments	—	1,750	494
Decrease/(increase) in restricted cash	1,165	(129)	(3,648)

Net cash provided by/(used in) investing activities	$(8,830)	$118,119	$3,629

FINANCING ACTIVITIES:
Issuance of share capital	$724	$8,585	$4,061
Proceeds from bank loans	125,278	15,015	87,537
Repayment of bank loans	(116,349)	(121,388)	(51,352)
Purchases of treasury stock	(4,416)	(11,171)	—

Net cash provided by/(used in) financing activities	$5,237	$(108,959)	$40,246

Effect of exchange differences on cash	—	—	33

Net increase in cash and cash equivalents	$12,333	$22,355	$54,698
Cash and cash equivalents at beginning of year	20,820	33,153	55,508

Cash and cash equivalents at end of year	$33,153	$55,508	$110,206

Interest paid	$2,632	$519	$1,348

Non-cash activities:
Class A common shares issued for settlement of other payables	—	—	$3,036
Reissuance of treasury stock for the acquisition of subsidiaries	—	$2,810	—
Reissuance of treasury stock for settlement of employee stock ownership plan obligations	$24	—	—
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	$—	$39,835	$49,610
The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of U.S. dollars, except number of shares)

						Accumulated		Total
			Additional			other		shareholders’
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	equity/
	of shares	shares	capital	stock	income/(loss)	income/(loss)	deficit	(deficit)
	(’000)
Balance at January 1, 2002	102,692	$26	$613,460	$—		$(7,439)	$(216,186)	$389,861

Exercise of employee stock options	296	—	724	—	$—	—	—	724

Redemption of shares	—	—	—	(4,416)	—	—	—	(4,416)

Retirement of shares	(1,692)	(1)	(4,153)	4,154	—	—	—	—

Reissuance of treasury stock for non-cash transactions	—	—	—	24	—	—	—	24

Stock compensation expenses on options granted	—	—	309	—	—	—	—	309

Unrealized gains, net of unrealized losses on available-for- sale securities	—	—	—	—	3,849	3,849	—	3,849

Minority interests’ share of unrealized gains, net of unrealized losses on available-for-sale securities	—	—	—	—	(484)	(484)	—	(484)

Foreign currency translation adjustments	—	—	—	—	661	661	—	661

Less: reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	5,403	5,403	—	5,403

Net loss for the year	—	—	—	—	(18,231)	—	(18,231)	(18,231)

Comprehensive income/(loss)					$ (8,802)

Balance at December 31, 2002	101,296	$25	$610,340	$ (238)		$1,990	$(234,417)	$377,700

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of U.S. dollars, except number of shares)

						Accumulated		Total
			Additional			other		shareholders’
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	equity/
	of shares	shares	capital	stock	income/(loss)	income/(loss)	deficit	(deficit)
	(’000)
Balance at January 1, 2003	101,296	$25	$610,340	$ (238)		$1,990	$(234,417)	$377,700

Exercise of employee stock options	2,592	1	8,584	—	$—	—	—	8,585

Redemption of shares	—	—	—	(11,171)	—	—	—	(11,171)

Retirement of shares	(2,300)	(1)	(5,749)	5,750	—	—	—	—

Reissuance of treasury stock for non-cash transactions	—	—	1,218	1,592	—	—	—	2,810

Stock compensation expenses on options granted	—	—	328	—	—	—	—	328

Unrealized gains, net of unrealized losses on available-for sale securities	—	—	—	—	644	644	—	644

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	184	184	—	184

Foreign currency translation adjustments	—	—	—	—	186	186	—	186

Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(4,344)	(4,344)	—	(4,344)

Net income for the year	—	—	—	—	15,524	—	15,524	15,524

Comprehensive income/(loss)					$12,194

Balance at December 31, 2003	101,588	$25	$614,721	$(4,067)		$(1,340)	$(218,893)	$390,446

The accompanying notes form an integral part of these consolidated financial statements.

chinadotcom corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of U.S. dollars, except number of shares)

						Accumulated		Total
			Additional			other		shareholders’
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	equity/
	of shares	shares	capital	stock	income/(loss)	income/(loss)	deficit	(deficit)
	(’000)				(Restated)		(Restated)	(Restated)
Balance at January 1, 2004	101,588	$25	$614,721	$(4,067)		$(1,340)	$(218,893)	$390,446

Exercise of employee stock options	1,068	1	4,060	—	$—	—	—	4,061

Issuance of shares for non cash transactions	8,237	2	50,455	—	—	—	—	50,457

Stock compensation expenses on options granted	—	—	4,240	—	—	—	—	4,240

Unrealized losses, net of unrealized gains, on available-for-sale securities	—	—	—	—	(593)	(593)	—	(593)

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	53	53	—	53

Foreign currency translation adjustments	—	—	—	—	1,345	1,345	—	1,345

Less: reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	274	274	—	274

Net loss for the year (Restated)	—	—	—	—	(9,333)	—	(9,333)	(9,333)

Comprehensive income/(loss) (Restated)	—	—	—	—	$(8,254)	—	—	—

Balance at December 31, 2004 (Restated)	110,893	$28	$673,476	$(4,067)		$(261)	$(228,226)	$440,950

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

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
			(Restated)
Net income/(loss):
As reported	$(18,231)	$15,524	$(9,333)
Add: Stock compensation expense included in net income/(loss)	309	328	2,051
Deduct: Stock compensation expense determined under fair value method	(15,924)	(4,886)	(14,706)

Pro forma	$(33,846)	$10,966	$(21,988)

Basic earnings/(loss) per share:
As reported	$(0.18)	$0.15	$(0.09)
Pro forma	$(0.33)	$0.11	$(0.21)

Diluted earnings/(loss) per share:
As reported	$(0.18)	$0.15	$(0.09)
Pro forma	$(0.33)	$0.11	$(0.21)

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(o)	Stock compensation expenses (continued)
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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(y)	Restatement
     Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2004 that were filed with the U.S. Securities and Exchange Commission on June 30, 2005, the Company made an adjustment to the minority interests for a calculation error which resulted in an overstatement of minority interests in income of consolidated subsidiaries by US$1,227.
     A summary of the effect of the restatement is as follows:

	Year ended December 31, 2004
	As		As
	reported	Restatement	restated

Minority interests in income of consolidated subsidiaries	$(2,227)	$1,227	$(1,000)
Loss from continuing operations	$(9,420)	$1,227	$(8,193)
Net loss	$(10,560)	$1,227	$(9,333)

Basic and diluted loss per share from continuing operations	$(0.09)	$0.01	$(0.08)
Basic and diluted loss per share	$(0.10)	$0.01	$(0.09)

	December 31, 2004
	As		As
	reported	Restatement	restated

Minority interests	$47,110	$(1,227)	$45,883
Accumulated deficit	$(229,453)	$1,227	$(228,226)
Total shareholders’ equity	$439,723	$1,227	$440,950
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)
4. BUSINESS COMBINATIONS (continued)
(c) IMI Global Holdings Ireland Limited (“IMI”)
     On September 9, 2003, the Company acquired a 51% equity interest in Cayman First Tier, an investment holding company organized in the Cayman Islands which owns 100% of IMI. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Cayman First Tier group have been included in the Company’s consolidated financial statements since the date of acquisition. IMI is a leading provider of supply chain management solutions in North America and Europe. Supply chain management software is considered by the Company as an important component of a broad enterprise resource planning product and service offering, and forms part of the Company’s strategic software initiative. The remaining 49% equity interest is held by Symphony Technology Group (“Symphony”), a Palo Alto, California-based private equity firm focused on enterprise software and services, which previously owned 100% of IMI Symphony has an option to sell to the Company all of its 49% interest in IMI at any time during the twelve months following the occurrence of unpermitted changes in the composition of IMI’s executive committee being overruled by the IMI board, or modifications to the rights, powers or responsibilities of IMI’s executive committee without the approval of the directors appointed by Symphony. The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. In consideration for the 51% interest, the Company has agreed to invest $25,000 into Cayman First Tier, and has also agreed to finance loan facilities for Cayman First Tier and Symphony Enterprise Solutions, S.ar.L., a wholly-owned subsidiary of Cayman First Tier of up to an aggregate of $25,000. All the funds provided to Cayman First Tier are intended to be used primarily for further expansion in the supply chain management software sector via acquisitions, strategic investments and organic growth.
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

		Year ended
	Year ended	December 31,
	December 31,	2004
	2003	(Restated)
	(unaudited)	(unaudited)

Revenue	$183,868	$224,089
Net loss	$(2,995)	$(34,373)
Basic and diluted loss per share	$(0.03)	$(0.32)

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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)
20.	BASIC AND DILUTED EARNINGS/(LOSS) PER SHARE
     The following table sets forth the computation of basic and diluted earnings/(loss) per share:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
			(Restated)
Numerator for basic and diluted earnings/(loss) per share:
Income/(loss) from continuing operations	$(3,314)	$14,916	$(8,193)
Income/(loss) from discontinued operations, net of gain on disposal/dissolution	(14,917)	608	(1,140)

Income/(loss) attributable to common shareholders	$(18,231)	$15,524	$(9,333)

Denominator for basic earnings/(loss) per share:
Weighted average number of shares after adjusting for share splits	102,269,735	100,532,594	105,898,392

Denominator for basic earnings/(loss) per share:
Weighted average number of shares after adjusting for share splits	102,269,735	100,532,594	105,898,392
Effect of dilutive securities:
Dilutive common shares equivalent	—	2,666,827	—

Denominator for diluted earnings/(loss) per share:
Weighted average number of shares after adjusting for share splits	102,269,735	103,199,421	105,898,392

Basic earnings/(loss) per share:
Earnings/(loss) from continuing operations	$(0.03)	$0.14	$(0.08)
Earnings/(loss) from discontinued operations	(0.15)	0.01	(0.01)

Earnings/(loss) attributable to common shareholders	$(0.18)	$0.15	$(0.09)

Diluted earnings/(loss) per share:
Earnings/(loss) from continuing operations	$(0.03)	$0.14	$(0.08)
Earnings/(loss) from discontinued operations	(0.15)	0.01	(0.01)

Earnings/(loss) attributable to common shareholders	$(0.18)	$0.15	$(0.09)

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
     On March 25, 2004 the Company granted to APOL stock options to purchase up to 600,000 Class A common shares of the Company with an exercise price of $8.25 per share. This grant will vest in equal installments at years end from 2004 to 2006.
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
     The net periodic benefit cost for IMAB’s defined benefit pension plan in Sweden includes the following components:

	Post-acquisition	Year ended
	period ended December 31,	December 31,
	2003	2004

Service cost	$—	$—
Interest cost	61	133

Net periodic benefit cost	$61	$133

     The following table sets forth the change in the benefit obligations for IMAB’s defined benefit plans in Sweden:

	Post-acquisition	Year ended
	period ended December 31,	December 31,
	2003	2004

Change in benefit obligations:
Benefit obligations - at beginning of year/at date of acquisition	$3,608	$3,070
Service cost	—	—
Interest cost	61	133
Actuarial gains	(286)	(386)
Settlements	(895)	(641)
Effect of foreign currency exchange rate changes	582	211

Benefit obligations at end of year	$3,070	$2,387

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)
26.	EMPLOYEE BENEFIT PLANS (continued)
     The following table sets forth the plans’ funded status and the actuarial present value of benefit obligations as of December 31, 2003 and 2004:

	December 31,	December 31,
	2003	2004

Unfunded status	$3,070	$2,387

Comprised of:
Long-term liability portion	$2,272	$1,477
Short-term liability portion	$798	$910
     The following assumptions were used to determine IMAB’s obligations under the Swedish plans:

	December 31,	December 31,
	2003	2004
Discount rate	5.3%	5.1%
Rate of increase in salaries	3.0%	2.0%
Inflation rate	2.0%	0.4%
27.	RESTRUCTURING COSTS
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

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)
30.	SEGMENT INFORMATION (continued)
(i)	Segment information by business segment:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Segment revenues from external customers:
Software	$3,526	$12,891	$107,879
Business services	10,148	37,242	39,391
Mobile services and applications	—	16,876	23,694
Advertising/marketing	7,527	8,841	11,709
Others	1,599	2,001	10

	22,800	77,851	182,683
Corporate and other unallocated amounts	—	—	—

Total consolidated revenues	$22,800	$77,851	$182,683

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Segment depreciation and amortization:
Software	$219	$482	$1,947
Business services	1,015	993	966
Mobile services and applications	—	260	434
Advertising/marketing	4,336	1,979	295
Others	3,086	1,998	175

	8,656	5,712	3,817
Corporate and other unallocated amounts	859	1,242	8,459

Total consolidated depreciation and amortization	$9,515	$6,954	$12,276

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Segment interest income/(expense):
Software	$—	$(99)	$585
Business services	(1,198)	(1,194)	(33)
Mobile services and applications	—	27	168
Advertising/marketing	(379)	(430)	67
Others	(105)	6,295	3,909

	(1,682)	4,599	4,696
Corporate and other unallocated amounts	22,852	7,743	3,062

Total consolidated net interest income	$21,170	$12,342	$7,758

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)
30.	SEGMENT INFORMATION (continued)
(i)	Segment information by business segment (continued):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Segment income tax expense/(benefit):
Software	$—	$224	$316
Business services	(42)	191	893
Mobile services and applications	—	(288)	(392)
Advertising/marketing	(121)	43	175
Others	1	(374)	2

	(162)	(204)	994
Corporate and other unallocated amounts	—	(394)	6,547

Total consolidated income tax expense/(benefit)	$(162)	$(598)	$7,541

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
			(Restated)
Segment net income/(loss):
Software	$(670)	$(114)	$9,730
Business services	1,443	3,134	(260)
Mobile services and applications	—	10,563	11,568
Advertising/marketing	(4,914)	(782)	16
Others	(2,150)	(831)	(5,620)

	(6,291)	11,970	15,434
Corporate and other unallocated amounts	(11,940)	3,554	(24,767)

Total consolidated net income/(loss)	$(18,231)	$15,524	$(9,333)

chinadotcom corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except number of shares, number of options and per share data)
30.	SEGMENT INFORMATION (continued)
(i)	Segment information by business segment (continued):

	December 31,	December 31,
	2003	2004

Segment assets:
Software	$15,136	$86,751
Business services	21,109	18,235
Mobile services and applications	17,510	24,089
Advertising/marketing	933	8,206
Others	10,750	7,252

	65,438	144,533
Corporate and other unallocated amounts	480,616	519,798

Total consolidated assets	$546,054	$664,331

(ii)	Segment information by geographical segment:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Segment revenues from external customers:
Australia	$2,783	$26,818	$29,655
Greater China	7,053	24,479	32,542
Korea	662	1,647	3,643
Singapore	5,489	5,858	6,072
Europe (excluding United Kingdom)	—	7,654	39,176
United Kingdom	1,750	2,495	10,857
North America	5,063	8,900	60,061
South America	—	—	677

Total consolidated revenues	$22,800	$77,851	$182,683

Revenues are attributed to countries based on the location of customers.

	December 31,	December 31,
	2003	2004
Segment long-lived assets:
Australia	$1,223	$651
Greater China	1,486	1,912
Korea	49	57
Singapore	152	201
Europe (excluding United Kingdom)	—	1,184
United Kingdom	2,823	4
North America	1,477	3,608

Total consolidated long-lived assets	$7,210	$7,617

INDEX TO EXHIBITS

No.	Description

1.1	Conformed copy of the Amended and Restated Memorandum of Association.***

1.2	Conformed copy of Amendment No. 1 to the Amended and Restated Memorandum of Association.****

1.3	Conformed copy of the Amended and Restated Articles of Association.***

1.4	Conformed copy of Amendment No. 1 to the Amended and Restated Articles of Association.****

2.(a).1	1999 Employee Stock Option Plan, as amended.*

2.(a).2	2004 Employee Share Purchase Plan.**

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation)*****

4.(a).1	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003. ++++++

4.(a).2	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. ++

4.(a).3	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. ++

4.(a).4	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. ++

4.(a).5	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).6	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003.+++

4.(a).7	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).8	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).9	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted of September 4, 2003.+++

4.(a).10	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. +++

No.	Description

4.(a).11	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).12	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).13	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +

4.(a).14	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003. [y]

4.(a).16	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003.[y]

4.(a).17	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004. [y]y

4.(a).18	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003. [y]y

4.(a).19	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and Its Common Shareholders and Its Optionholders and CDC Software Corporation, dated January 20, 2004. [y]y

4.(a).20	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004. [y]y

4.(a).21	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004. ++ +++ + +

4.(a).22	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. [y]y [y]y

4.(a).23	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004. +++++++

4.(a).24	Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated February 25, 2004 [y]yy[y]

No.	Description

4.(a).25	Amendment Agreement Relating to Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated March, 2004 [y]yy[y]

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Technology Co. Ltd. [y]yy

4.(b).2	Monternet SMS Cooperation Agreement. yyy

4.(c).1	Amended and Restated Executive Services Agreement (Executive Chairman) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. [y]yy[y]

4.(c).2	Executive Services Agreement (Chief Executive Officer) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. [y]yy[y]

6.	Details of how EPS information is calculated can be found in Note 20 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. [y]yy[y]

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)^

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.^

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.^

15.(a).1	Consent of Ernst & Young^

15.(a).2	Consent of PricewaterhouseCoopers LLP^

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-11288) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-123666) filed with the Commission on March 30, 2005.

***	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on May 20, 2005.

*****	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-118619) filed with the Commission on August 27, 2004.

+	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.

+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.

++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.

+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

[y]y	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on January 8, 2004.

[y]yy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.

[y]yy[y]	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 30, 2005.

^	Filed herewith.