Form 20-F
period 2005-12-31
CDC CORP
filed 2006-06-21
CIK 1076770

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005.
Commission file number: 000-30134
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___________________
CDC Corporation
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
Suite I, 5/F. Building A
East Gate Plaza
9 Dongzhong Street, Dongcheng District
Beijing 100027
People’s Republic of China
011-8610-5129-8700
e-mail: investor_relations@cdccorporation.net
(Address of principal executive offices)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Class A common shares
Indicate the number of outstanding shares of each of the Issuer’s class of capital or common stock as of the close of the period covered by this Annual Report:

Class of shares	Number outstanding as of March 31, 2006
Class A common shares	111,655,585
Preferred Shares	Nil
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Page
PART I.

Item 1. Identity of Directors, Senior Management And Advisors	3

Item 2. Offer Statistics and Expected Timetable	3

Item 3. Key Information	4

Item 4. Information on the Company	44

Item 4A. Unresolved Staff Comments	79

Item 5. Operating and Financial Review and Prospects	80

Item 6. Directors, Senior Management and Employees	109

Item 7. Major Shareholders and Related Party Transactions	123

Item 8. Financial Information	129

Item 9. The Offer and Listing	129

Item 10. Additional Information	130

Item 11. Quantitative and Qualitative Disclosures About Market Risk	141

Item 12. Description of Securities Other Than Equity Securities	144

PART II.

Item 13. Defaults, Dividend Arrears and Delinquencies	144

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds	144

Item 15. Controls and Procedures	145

Item 16. [Reserved]	145

Item 16A. Audit Committee Financial Expert	145

Item 16B. Code of Ethics	145

Item 16C. Principal Accountant Fees and Services	145

Item 16D. Exemptions from the Listing Standards for Audit Committees	146

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	146

PART III.

Item 17. Financial Statements	147

Item 18. Financial Statements	147

Item 19. Exhibits	147

SIGNATURES	152
EX-2.(A)4 2005 STOCK INCENTIVE PLAN, AS AMENDED
EX-4.(A)26 ASSET PURCHASE AGREEMENT-JRG SOFTWARE
EX-4.(A)27 ASSET PURCHASE AGREEMENT-HORIZON
EX-4.(A)28 SHARE PURCHASE AGREEMENT-17GAME
EX-4.(A)29 STOCK PURCHASE AGREEMENT-C360
EX-4.(A)30 AMENDMENT TO STOCK PURCHASE AGREEMENT-C360
EX-4.(A)31 SHARE PURCHASE AGREEMENT-SHENZHEN KK
EX-4.(A)32 SUPPLEMENTARY AGREEMENT-SHENZHEN KK
EX-4.(C)3 TERMINATION AND RELEASE AGREEMENT-APOL
EX-4.(C)4 OPTION TRANSFER AGREEMENT-APOL
EX-4.(C)5 TERMINATION AND RELEASE AGREEMENT
EX-8 LIST OF PRINCIPAL SUBSIDIARIES
EX-12.1 SECTION 302, CERTIFICATION OF THE CEO
EX-12.1 SECTION 302, CERTIFICATIONI OF THE CFO
EX-13.(A)1 SECTION 906, CERTIFICATION OF THE CEO
EX-13.(A)2 SECTION 906, CERTIFICATION OF THE CFO
EX-15.(A)1 CONSENT OF ERNST & YOUNG
EX-15.(A)2 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-15.(A)3 CONSENT OF DELOITTE TOUCHE TOHMATSU

PART I.
General Introduction
     In April 2005, we changed the name of our Company from “chinadotcom corporation” to “CDC Corporation”. Concurrently, in April 2005, our then 81% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, changed its name from “hongkong.com Corporation” to “China.com Inc.” Throughout this Annual Report, we use the new names of these companies.
     In this Annual Report on Form 20-F, except as otherwise specified, all references to “we,” “us,” “our,” the “Company” or “CDC” refer to CDC Corporation and its consolidated subsidiaries and their respective operations. Unless otherwise specified, all information contained in this Annual Report, including share and per share data, reflects the two-for-one share splits approved by our shareholders as of each of December 6, 1999 and April 28, 2000, respectively, and effective as of the close of trading on the Nasdaq Global Market (“NASDAQ”) on December 13, 1999 and May 8, 2000, respectively. In this annual report, any reference to “US GAAP” means the United States generally accepted accounting principles. The consolidated financial statements have been prepared in accordance with US GAAP. Unless indicated otherwise, any reference to “U.S.$”, “US$”, or “$” is to United States dollars.
     Several of our entities have been organized under the laws of the People’s Republic of China (the “PRC” or “Greater China”) with Chinese names and do not have official English names. Some of these entities organized under the laws of the PRC are referred to in this Annual Report with the English names Beijing Newpalm Technology Co., Ltd., Beijing Wisecom Technology Co., Ltd., and Beijing China.com Technology Services Co., Ltd., Beijing He He Technology Co., Ltd., Shenzhen KK Technology Ltd., although we have occasionally referred to these entities in our contracts, other arrangements and audited financial statements as Beijing Newpalm Information Technology Co., Ltd., Beijing Wisecom Information Technology Co., Ltd., Beijing China Net Communication Technology Service Ltd., Beijing He He Technology Co., Ltd. and Shenzhen KK Technology Ltd.
     References in this Annual Report to Xinhua are to Liaison Office of the Central People’s Government of HKSAR (formerly Xinhua News Agency).
Forward-Looking Statements
     This Annual Report on Form 20-F contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 about CDC Corporation and its subsidiaries that are subject to risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking statements. Forward looking statements may be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “continue,” or “believe” or other words of similar meaning or future or conditional verbs such as “should”, “would” and “could.” Forward-looking statements include discussions of our expected business outlook, future operations, financial performance, pending acquisitions, financial strategies, future working capital needs and projected industry trends, as well as our strategies for growth, product development, regulatory approvals and compliance, market position and expenditures.
     Forward-looking statements are only predictions and are not guarantees of performance. Forward-looking statements are based on current expectations of future events and are based on our current views and assumptions regarding future events and operating performance. These assumptions could prove inaccurate, or unknown risks or uncertainties could materialize, which could cause our actual results to differ materially from our expectations or predictions. Many of these factors are beyond our ability to control or predict.
     We have made forward-looking statements concerning the following, among others:
•	our goals and strategies in each of our target markets;

•	our competitive strengths in each of our target markets;

•	expectations and targets for our results of operations;

•	our business prospects;

•	the expected growth of the enterprise software, mobile services and applications, internet and media and business services markets;

•	the pace of change in the enterprise software, mobile services and applications, internet and media and business services markets;

•	the demand for enterprise software, mobile services and applications, internet and media and business services products and services; and

•	our acquisition and expansion strategy.
     These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, but are not limited to, the following:
•	our ability to operate in markets in which we lack experience and have a limited operating history;

•	our ability to integrate the operations of the various businesses we have acquired;

•	our ability to grow our businesses organically in the future;

•	our ability to manage distinct business segments several of which are quite disparate;

•	our ability to manage costs, particularly as a result of our prior acquisition strategy;

•	risks associated with the development and licensing of software in general, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software;

•	the development of new software technologies and applications or services affecting our current and future business;

•	our ability to efficiently expand or restructure our software sales organization;

•	our ability to take advantage of opportunities to market and sell our enterprise software products and services to customers directly and through distribution channels and business partners in Asia;

•	our ability to successfully develop, market and sell enterprise software products for specific micro-vertical industry segments;

•	our ability to protect intellectual property rights for our software products;

•	our ability to accurately estimate the costs of our business services engagements which are billed on a fixed price basis;

•	the risk that our various contractual relationships with China Mobile or China Unicom will terminate or be altered in a way that adversely affects our mobile services and applications business;

•	any changes in the regulatory policies of the Ministry of Information Industry (“MII”) in the PRC, or MII, and other relevant government authorities relating to, among other matters, the grant and approval of mobile services and applications licenses, acceptance of existing ownership structures, and regulating content delivered;

•	the future growth of the mobile telecommunications industry in the PRC;

•	our ability to maintain up-to-date datasets in our database marketing business;

•	changes in political, economic, legal and social environment in the PRC, including the Chinese government’s specific policies with respect to foreign investment in the telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	the uncertain economic and political climate in Asia, U.S. and throughout the rest of the world, and the potential that such climate may further deteriorate; and

•	increased global competition.
     All forward looking statements contained in this Annual Report on Form 20-F are based upon information available to management as of the date of this Annual Report, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Annual Report. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. You should read these statements in conjunction with the risk factors disclosed under caption “D. Risk Factors” in Item 3 Key Information.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following selected consolidated financial data of CDC and its subsidiaries should be read in conjunction with the consolidated balance sheets as of December 31, 2003, 2004 and 2005 and the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended and the notes thereto, together referred to as the Consolidated Financial Statements, included in Item 18 Financial Statements, and the information included in Item 5 Operating and Financial Review and Prospects. The Consolidated Financial Statements have been prepared and presented in accordance with US GAAP.
     We report operating results in four business segments, “Software,” “Business Services,” Mobile Services and Applications” and “Internet and Media”. During 2005 the Company reorganized these segments into two core business units, CDC Software and China.com Inc. The operations of Software and Business Services is included in the CDC Software business unit and the operations of Mobile Services and Applications and Internet and Media is included in the China.com Inc business unit. See “Note 28 – Segment Information” in Item 18 Financial Statements for additional disclosure of segment information.
     In 2004, we reported operating results in five business segments, “Software,” “Business Services,” “Mobile Services and Applications,” “Advertising/Marketing” and “Others”. These segments were based primarily on the different production, manufacturing and other value-added processes that we performed with respect to our products and services and, to lesser extend, the differing nature of the ultimate end use of our products and services. Prior to 2004, we reported operating results in “Software and Consulting Services”, “Mobile Services and Applications”, “Advertising and Marketing Activities” and “Others”. Except for the operating results of the “Others” segment, all amounts in this Annual Report on Form 20-F reflect the reclassification of the pre-2005 segments so that they are comparable with the current year presentation. Operating results from the “Others” segment are nil in 2005 due to the discontinued operations in this segment in 2004 and earlier.
     In addition, CDC discontinued the operations of certain subsidiaries. The operating results of the discontinued operating units were retroactively reclassified as a Loss from operations of discontinued subsidiaries, net of tax, in all periods presented in this Annual Report on Form 20-F.

     The following selected consolidated financial data of CDC and its subsidiaries are derived from our audited financial data, after adjustment for the reclassification of discontinued operations and segment reporting.
INCOME STATEMENT DATA:

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except share and per share data)
Revenues:
CDC Software	$17,806	$16,332	$53,368	$150,806	$201,653
China.com	11,904	6,468	24,483	31,877	43,384

	29,710	22,800	77,851	182,683	245,037

Cost of Revenues:
CDC Software	(12,077)	(6,828)	(32,668)	(71,316)	(89,290)
China.com	(5,636)	(4,197)	(6,209)	(7,916)	(18,711)

	(17,713)	(11,025)	(38,877)	(79,232)	(108,001)

Gross profit	11,997	11,775	38,974	103,451	137,036
Selling, general and administrative expenses	(69,949)	(22,307)	(31,606)	(80,342)	(101,954)
Research and development expenses	—	—	—	(13,825)	(21,325)
Depreciation and amortization expenses	(19,007)	(9,015)	(7,454)	(12,276)	(16,162)
Impairment of goodwill and intangible assets	(21,908)	—	—	—	—
Restructuring expenses	—	—	—	(3,387)	(1,256)

Total operating expenses	(110,864)	(31,322)	(39,060)	(109,830)	(140,697)

Operating loss	(98,867)	(19,547)	(86)	(6,379)	(3,661)
Interest income	26,491	23,631	13,412	9,653	8,074
Interest expense	(1,266)	(2,461)	(1,070)	(1,895)	(1,175)
Loss arising from share issuance of a subsidiary	(55)	—	—	—	—
Gain (loss) on disposal of available-for-sale securities	4,411	(163)	4,599	167	525
Gain (loss) on disposal of subsidiaries and cost investments	(1,915)	(66)	(1,263)	892	483
Other non-operating gains	—	508	934	—	—
Other non-operating losses	(927)	(288)	(143)	—	—
Impairment of cost investments and available-for-sale securities	(12,260)	(5,351)	—	(1,362)	—
Share of income (losses) in equity investees(1)	(2,592)	682	(124)	(308)	(1,593)

Total other income	11,887	16,492	16,345	7,147	6,314

Income (loss) before income taxes	(86,980)	(3,055)	16,259	768	2,653
Income tax benefit (expenses)	(65)	162	598	(7,541)	(4,574)

Income (loss) before minority interests	(87,045)	(2,893)	16,857	(6,773)	(1,921)
Minority interests in losses (income) of consolidated subsidiaries	3,162	248	(2,257)	(1,000)	(1,565)

Income (loss) from continuing operations	(83,883)	(2,645)	14,600	(7,773)	(3,486)
Discontinued operations:
Loss from operations of discontinued subsidiaries, net of tax	(40,502)	(16,131)	(1,203)	(610)	(47)
Gain (loss) on disposal/dissolution of discontinued subsidiaries, net	—	545	2,127	(950)	(3)

Net income (loss)	$(124,385)	$(18,231)	$15,524	$(9,333)	$(3,536)

Basic and diluted earnings (loss) per share from continuing operations(2)	(0.82)	(0.03)	0.14	(0.07)	(0.03)
Basic and diluted earnings (loss) per share(2)	(1.21)	(0.18)	0.15	(0.09)	(0.03)
Weighted average number of shares:
Basic	102,589,760	102,269,735	100,532,594	105,898,392	111,085,657
Diluted	102,589,760	102,269,735	103,199,421	105,898,392	111,085,657

BALANCE SHEET DATA:

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Cash and cash equivalents	$20,820	$33,153	$55,508	$110,206	$93,691
Restricted cash	1,274	109	238	3,886	2,086
Available-for-sale debt securities(3)	346,980	320,056	282,145	104,159	115,881
Restricted available-for-sale debt securities(4)	134,960	151,123	31,109	75,780	32,270
Available-for-sale equity securities	2,064	2,050	590	527	659
Bank loans(5)	118,455	127,384	26,826	63,781	26,249
Working capital(6)	359,412	340,476	270,451	170,682	72,697
Total assets	596,494	580,957	546,054	664,331	608,035
Common stock	26	25	25	28	28
Total shareholders’ equity	$389,861	$377,700	$390,446	$440,950	$439,314

(1)	The term “equity investees” refers to CDC’s investments in which it has the ability to exercise significant influence (generally 20% to 50% owned investments).

(2)	The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s warrants for 2002 and 2003 and its stock options for 2002, 2004 and 2005 because their inclusion would have been antidilutive.

(3)	Available-for-sale debt securities includes short and long-term available-for-sale debt securities.

(4)	Restricted available-for-sale debt securities include short and long-term restricted debt securities.

(5)	Bank loans include short and long-term bank loans.

(6)	Working capital represents current assets less current liabilities.
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
     We began in June 1997 as a pan-Asian integrated Internet company. Our business model and strategy has evolved with a new focus and goal to be a global company focused on enterprise software, through our CDC Software business unit, and on mobile applications and online games through our China.com Inc. business unit. You will not be able to evaluate our prospects solely by reviewing our past businesses and results, but should consider our prospects in light of the changes in our business focus. Each of our targeted markets is rapidly changing, and we cannot assure you that we can successfully address the challenges in our new lines of business or adapt our business model and strategy to meet the needs of customers in these markets. If we fail to modify our business model or strategy to adapt to these markets, our business could suffer.
We have incurred losses in prior periods, may incur losses in the future and cannot provide any assurance that we can achieve or sustain profitability.
     We have incurred operating losses and net losses in each of our last 5 fiscal years (except for fiscal year 2003) as follows:

	2001	2002	2003	2004	2005
	(in thousands)
Operating loss	$(98,867)	$(19,547)	$(86)	$(6,379)	$(3,661)
Net income (loss)	$(124,385)	$(18,231)	$15,524	$(9,333)	$(3,536)
     Our operating losses and net losses may increase in the future, and we may never regain or sustain operating profitability or net profitability. We may continue to incur operating losses and post net losses in the future due to several factors, including:
•	planned acquisition activities related to the growth and development of both of our core business units, CDC Software and China.com Inc.;

•	continuing effects of acquisition-related adjustments including intangible asset amortization, stock compensation and deferred tax expense;

•	a high level of planned operating expenditures, including costs we expect to incur as a result of our ongoing efforts to comply with the regulations promulgated under the Sarbanes-Oxley Act of 2002;

•	increased investment activities related to our new businesses as we seek to achieve organic growth, which may include;
•	increased sales and marketing costs;

•	greater levels of product development expenses;
     In addition, while we experienced sequential quarterly increases in revenues in 2005 (except for the third quarter), we cannot be certain that revenue growth will continue in the future. We may see a reversal of the recent sequential growth in quarterly revenues due to several factors, including:
•	any decisions to dispose of business units or subsidiaries which we no longer believe to be central to our new business model and strategy, which would shrink our revenue base;

•	a substantial portion of our software license revenue is recognized in the last month of a quarter, and often in the last weeks or days of a quarter, which may result in increased volatility in quarterly revenues if customers decide to defer or cancel orders or implementations, particularly large orders or implementations, from one quarter to the next;

•	delay of new software product releases which can result in a customer’s decision to delay execution of a contract or, for contracts that include the new software release as an element of the contract, will result in deferral of revenue recognition until such release;

•	the imposition of penalties, such as a temporary suspension of service, for violation of current or future Chinese laws, rules or regulations regarding Internet related services and telecom related activities, such as that experienced by our Go2joy subsidiary during 2004;

•	the potential or actual loss of key clients and key personnel;

•	decisions to discontinue products and services which would shrink our revenue base;

•	our failure to increase market awareness of our company, our brands and our products and services; and

•	a slowdown in the U.S., European, Asian and other economic markets.

     These factors could also adversely affect our ability to regain or sustain profitability. We cannot assure you that we will generate sufficient revenue to regain or sustain profitability, or that we can regain, sustain or increase profitability on a quarterly or annual basis. Even though our revenue is difficult to predict, we base our decisions regarding our operating expenses on anticipated revenue trends. Many of our expenses are relatively fixed, and we cannot quickly reduce spending in response to the lower revenue growth than expected. As a result, revenue shortfalls could result in significantly lower income or result in a greater loss than anticipated for any given period, which could result in a decrease in our stock price. If revenue does not meet our expectations, or if operating expenses exceed what we anticipate or cannot be reduced accordingly, our business, results of operations and financial condition will be materially and adversely affected.
As part of our 2005 reorganization into two core business units, we may incur future restructuring costs and increase our potential liabilities as we continue to transition financial and administrative functions to our business units.
     During 2005 we reorganized our business into two core business units, CDC Software and China.com Inc. As part of this reorganization we initiated a series of restructurings of our operations involving, among other things, the reduction of overlapping personnel predominately from our Hong Kong office in financial and administrative functions and the transition of those financial and administrative functions to our two business units. As we continue with this transition, we need to ensure that all operational, managerial and financial controls, procedures and policies are fully and completely transitioned. Significant risks relating to this transition could cause us to continue to incur costs and potential liability which may outweigh the benefits of these restructurings. The failure to successfully transition our financial and administrative functions to our business units could materially and adversely affect our business and financial condition.
     Further, as a result of this transition, we have ceased to use certain of our leased facilities and, accordingly, we are negotiating certain lease terminations and/or subleases of our facilities. We cannot predict when or if we will be successful in negotiating lease terminations and/or subleases of our facilities on terms acceptable to us. If we are not successful at negotiating terms acceptable to us, or at all, we may be required to increase our restructuring and related expenses in future periods.
As part of our 2005 strategic review, we have discovered certain instances of possible corporate misconduct by some of our former executive which may result in the company filing suits against such former executives which could be expensive and divert management’s attention away from the operations.
     As part of our 2005 strategic review, we have discovered certain instances of possible corporate misconduct by some of our former executives. On January 19, 2006, we filed suit in the High Court of Hong Kong against a former officer in our Hong Kong office for breach of fiduciary duties and failure to comply with our corporate governance and compliance policies. The former executive has denied the allegations and has indicated his intention to defend against the suit and potentially file a cross-claim against us. The proceeding is at its preliminary stages. Our discovery of such instances of possible corporate misconduct, may identify possible weaknesses in our internal controls. Although our internal testing, as well as our independent registered accounting firm’s report, identified no material weaknesses in our internal controls, certain weaknesses may be discovered in relation to such corporate misconduct that will require remediation. This remediation may require implementing additional controls, the costs of which could have an adverse effect on our operating results. Further, should we determine to continue our claims against such former officers for identified instances of alleged corporate misconduct, we could incur substantial costs associated with the litigations, increase the risk of cross claims by such officers against us and divert our managements’ attention from our operations. We cannot estimate the possible costs associated with these current or future litigations at this time.
Our strategy of expansion through acquisitions or investments has been and will continue to be costly and may not be effective, and we may realize losses on our investments.
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
     Our expansion throughout international markets exposes us to the following risks, any of which could negatively impact our business prospects:
•	adverse changes in regulatory requirements, including export restrictions or controls;

•	potentially adverse tax and regulatory consequences;

•	differences in accounting practices;

•	different cultures which may be relatively less accepting of our business;

•	difficulties in staffing and managing operations;

•	greater legal uncertainty;

•	tariffs and other trade barriers;

•	changes in the general economic and investment climate affecting valuations and perception of our business sectors;

•	political instability and fluctuations in currency exchange rates; and

•	different seasonal trends in business activities.
During each of 2003 and 2004, we were dependent on acquisitions for our increase in revenues rather than organic growth of our businesses.
     During each of 2003 and 2004, we acquired several businesses material to our results for those years.
•	During 2003, our material acquisitions included the acquisition of Praxa, an Australian information technology outsourcing and professional services organization; the acquisition of Palmweb Inc. which operates Newpalm, a provider of mobile services and applications in China; and the acquisition of IMI, an international provider of software to the supply chain management sector principally in Europe and the United States.

•	During 2004, our material acquisitions included the acquisition of Pivotal Corporation (“Pivotal”), a customer relationship management (CRM) company focused on mid-sized enterprises; the acquisition of Group Team Investments Limited, which holds Beijing He He Technology Co. Ltd. which operates Go2joy, a mobile services and applications provider based in Beijing, China; and the acquisition of Ross Systems, Inc. (“Ross”), an ERP company focused on the food and beverage, life sciences, chemicals, metals and natural products industries.

•	During 2005 we did not have any material acquisitions.

     Between 2003 and 2004, our consolidated net revenues increased 135%, or approximately $104.8 million, from $77.9 million in 2003 to $182.7 million in 2004 primarily due to the acquisitions of Ross, Pivotal, and Go2joy, as well as the inclusion of a full year of results from acquisitions made in 2003. Between 2004 and 2005, our consolidated net revenues increased 34.1%, or approximately $62.4 million, from $182.7 million in 2004 to $245.0 million primarily from the inclusion of Ross, Pivotal and Go2joy for the full year in 2005 and increased sales volumes in certain key products as discussed under section “Results of Operations” in Item 5 Operating Financial Review and Prospects.
We have been expanding our business through acquisitions and may lose our investment if we do not successfully integrate the businesses we acquire.
     During 2004 we expanded our operations rapidly, both in size and scope, through acquisitions, and during 2005 and in the future need to integrate, manage and protect our interests in the businesses we acquire. We may experience difficulties in integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of our acquired businesses individually and cumulatively, and may need to reorganize or restructure our operations to achieve our operating goals. This may include creating or retaining separate units or entities within each of our operating segments. Our failure to integrate and manage our acquired businesses successfully could delay the contribution to profit that we anticipate from these acquisitions, and could have a material adverse effect on our business, results of operations and financial condition.
Integration related to our past and future acquisitions requires us to implement controls, procedures and policies which divert management’s attention and may increase the costs of our acquisitions, reduce employee morale and impact the operating results of our businesses.
     Our acquisitions divert management’s attention from our operations in order to focus upon integrating our acquired businesses. In addition, to realize the benefits of our acquisitions, we need to conform the operational, managerial and financial controls, procedures and policies between our corporate headquarters and the businesses we have acquired, which may divert management’s attention further, increase transaction costs, and reduce employee morale. Significant risks relating to our past and future acquisitions which could cause us to continue to incur transaction costs that may outweigh the benefits of the acquisitions, include:
•	the difficulty and cost in combining the operations, technology and personnel of acquired businesses with our operations and personnel;

•	retaining and integrating key employees and managing employee morale;

•	integrating or combining different corporate cultures;

•	effectively integrating products, research and development, sales, marketing and support operations;

•	maintaining focus on our day-to-day operations;

•	impairing relationships with key customers of the acquired businesses due to changes in ownership;

•	facing potential claims filed by terminated employees and contractors; and

•	geographic complexity and adapting to local market conditions and business practices.
     Any one of these challenges could strain our management resources. Our failure to integrate and manage our acquired businesses successfully could delay the contribution to profit that we anticipate from these acquisitions, and could have a material adverse effect on our business, results of operations and financial condition.

Several of our products and services are quite disparate, and it is difficult to discern significant synergies which limits the amount of integration, cost savings and cross-selling we may be able to achieve among our business segments.
     We are a global company focused on enterprise software, through our CDC Software business unit, and on mobile applications and online games through our China.com Inc. business unit. Several of our products and services are quite disparate, and it is difficult to discern significant synergies among some of our business segments although we are attempting to realize synergies within our individual business segments. For example, our Software segment focuses on delivering enterprise software applications and related services around the world for enterprise resource planning, supply chain management, customer relationship management, order management systems, human resource management and business intelligence. Our Mobile Services and Applications segment focuses upon providing popular news and mobile applications services targeting the consumer market in China through wireless services such as short message service, multimedia message service, wireless application protocol and interactive voice response. Because our segments are quite distinct, there may be limits to the amount of integration, cost savings and cross-selling we may be able to achieve among our business segments.
We may not be able to realize the anticipated cost savings, synergies or revenue enhancements from integrating acquired businesses into our operations, and we may incur significant integration costs to achieve these cost savings, synergies or revenue enhancements, which have and could continue to adversely affect our results of operations.
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
     In addition, our expected cost savings, synergies or revenue enhancements, may be reduced by unexpected costs in connection with our integration efforts or a slowdown in revenue growth or collection of accounts receivable, increased operating losses related to acquired businesses, or accounting charges and adjustments we are required to make as a result of our acquisitions. For example, during 2004 and 2005, our net income was adversely affected because we were required to record certain acquisition-related expenses, including the following:
•	amortization of acquired intangibles;

•	write-off of acquired deferred revenue;

•	restructuring charges;

•	stock compensation expenses;

•	deferred tax expenses; and
     A number of these non-cash acquisition-related expenses such as amortization of acquired intangibles, deferred tax expense, and stock compensation will continue to adversely affect our results of operations in 2006 and beyond. We will continue to review our assumptions made in accounting for the acquisition of subsidiaries and will make adjustments if required. See Item 5.A. — “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Goodwill and Intangible Assets”, “— Business Combinations”, and “— Deferred Tax Valuation Allowance”.

While we have cash and cash equivalents of $93.7 million and total debt securities of $148.2 million as of December 31, 2005, much of this balance is held at our China.com subsidiary, and we have limited ability to use these funds at, or for the benefit of, the CDC Corporation parent or our other subsidiaries outside of the China.com chain of subsidiaries.
     While we have cash and cash equivalents of $93.7 million and total debt securities of $148.2 million as of December 31, 2005, $49.4 million of the cash and cash equivalents and $80.7 million of the total debt securities are held at China.com (formerly, hongkong.com Corporation), as of April 2006, an 77% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and debt securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as an 77% shareholder of China.com or a related party inter-company loan or similar transaction from China.com which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents and debt securities balance to CDC Corporation at the parent entity level, or to use the amounts of cash, cash equivalents and securities balance for the benefit of non-China.com and its subsidiaries.
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
Because we rely on local management for many of our localized CDC Software and China.com Inc. businesses, our business may be adversely affected if we cannot effectively manage local officers or prevent them from acting in a manner contrary to our interests or failing to act at our direction.
     In connection with our strategy to develop our enterprise software products and services, through our CDC Software business unit, and on mobile applications and online games through our China.com Inc subsidiary, we have interests in companies in local markets where we have limited experience with operating assets and businesses in such jurisdictions, including enterprise software companies in the United States, Canada and Europe, business services companies in Australia, Korea and the U.S. and mobile services and applications companies in the PRC. As a result, we rely on our local management with limited oversight. If we cannot effectively manage our local officers and management, or prevent them from acting in a manner contrary to our interests or failing to act at our direction, these problems could have a material adverse effect on our business, financial condition, results of operations and share price.
We are exposed to potential risks of noncompliance with rules and regulations under Section 404 of the Sarbanes-Oxley Act of 2002.
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

     Under the supervision and with the participation of our management, we are evaluating our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404. We are performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred, and will continue to incur, additional expenses and a diversion of management’s time. If we are not able to meet the requirements of Section 404, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or NASDAQ. In addition, as a result of the evaluation of our internal controls, we may be required to report internal control material weaknesses. Either of the foregoing could adversely affect our financial results and the market price of our common shares.
While we will seek to grow our businesses, including the businesses we have acquired, organically in the future, we cannot assure you that we will be successful in increasing revenues through organic growth.
     Our ability to achieve organic growth in our businesses is subject to numerous risks and uncertainties, including the following:
•	We may face difficulties in integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of our acquired businesses individually and cumulatively;

•	We will be making additional new investments, including increasing sales and marketing efforts, developing new products and providing additional training in order to generate organic growth, none of which may ultimately prove successful in generating such growth;

•	We may not be successful in introducing products and services we acquire to new markets. For example, one of our strategies in our enterprise software business is to target the markets in Japan and China for enterprise application software. Starting in late 2004 and continuing through 2005 and 2006, we are emphasizing the growth of CDC Software Asia Pacific which was formed in 2004 to sell our entire range of enterprise application software products in the Asia Pacific region, including Australia and New Zealand. However, we cannot assure you that we will be successful in this strategy; and

•	While with the completion of our acquisitions of Pivotal and Ross, we have added an additional approximate 3,200 customers to our customer base which on a combined basis totals approximately 4,000 customers which have licensed our enterprise software products worldwide as of December 31, 2005 (which does not include the addition of more than 1,000 customers added as a result of our acquisition of c360 Solutions in April 2006), we may not be successful in our strategy of leveraging upon cross-selling opportunities with respect to our expanded customer base. In addition to our customers not finding our other enterprise software products attractive, it has also been our experience that the revenues which can be generated in a sale of additional products made through a cross-sale is often less than the amount of revenues which would have been generated if the sale had been made by an independent third party software supplier. This is because often the customer views the purchase of the cross-sold software product as only a module to their existing enterprise software solution, rather than a complete standalone software product, and therefore are less willing to pay the full market price for the product than if the sale had been made by an independent third party.
     Our inability to achieve organic growth in our businesses will have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to our CDC Software Business Unit
The market for enterprise software application products and services is highly competitive. We have entered this market recently, and if we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operations.
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
     Our major competitors include:
•	enterprise resource planning (“ERP”) providers, including Sage Group, Epicor, Infor Global Solutions, Microsoft Corporation, Oracle/Peoplesoft, QAD, Inc., SAP AG, SSA Global Technologies, Inc., and various local providers in the Greater China market such as FlexSystem Holdings Ltd., Kingdee International Software Group Company Limited and UFIDA Software Co. Ltd.;

•	customer relationship management (“CRM”) providers, including Chordiant Software, Inc., SSA Global Technologies, Inc., Microsoft Corporation, Onyx Software Corporation, Oracle/Peoplesoft, Salesforce.com, SalesLogix (part of Best Software/Sage Group plc), SAP AG and Siebel Systems, Inc.;

•	supply chain management (“SCM”) providers, including Aspen Technologies, i2 Technologies, Inc., Manhattan Associates, Manugistics Group, Inc., Logility Inc., and Infor Global Solutions;

•	human resource management (“HRM”) providers, including Oracle/Peoplesoft, SAP AG, and various local providers in the Greater China market, including Cityray Technology (China) Ltd., UFIDA Software Co. Ltd., BenQ Group, Vanguard Software Corporation, Strategy Software Systems Co., Ltd, Shanghai Kayang Information System Co., Ltd. and Kingdee International Software Group Co., Ltd;

•	business intelligence (“BI”) providers, including Business Objects SA, Cognos, Inc., Hyperion, Inc. and SAS Institute, Inc.; and

•	information technology consulting and outsourcing service providers including Accenture Ltd., Cambridge Technology Partners Inc., Cap Gemini, Electronic Data Systems Corporation, IBM Global Services, Infosys Technologies, Wipro Ltd., and various niche local service providers specializing in IT outsourcing services.

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
     A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. Many factors have caused and may in the future cause our enterprise software revenue to fluctuate significantly. Some of these factors are:
•	the timing of significant orders, delivery and implementation of products;

•	the gain or loss of any significant customer;

•	the number, timing and significance of new product announcements and releases by us or our competitors;

•	our ability to acquire or develop (independently or through strategic relationships with third parties), introduce and market new and enhanced versions of our products on a timely basis;

•	possible delays in the shipment of new or enhanced products and purchasing delays of current products as our customers anticipate new product releases;

•	order cancellations and shipment rescheduling or delays;

•	reductions in the rate at which opportunities in our pipeline convert into license agreements;

•	patterns of capital spending and changes in budgeting cycles by our customers;

•	market acceptance of new and enhanced versions of our products;

•	changes in the pricing and the mix of products and services we sell;

•	seasonal variations in our sales cycle;

•	the level of product and price competition;

•	exchange rate fluctuations; and

•	changes in personnel and related costs.
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
     While we believe the acquisition of c360 Solutions will assist us in expanding our indirect sales channels by leveraging upon its network of over 450 partners through which c360 Solutions exclusively sells its products, we may nonetheless experience difficulty in recruiting and retaining qualified direct sales personnel and in establishing third-party relationships with VARs, OEM partners, systems integrators and consulting firms. If we are not successful in growing our sales organization and sales channels, it would harm our ability to grow our business. In addition, we are exposed to risk as a result of forming relationships in these indirect channels and with such third-parties in the event such third-parties do not devote sufficient time, attention and resources to learning our products, markets and potential customers or if such third-parties encounter difficulties with their customers involving our products which could then adversely affect our reputation and the reputation of our products in the market.
If we are unable to take advantage of opportunities to market and sell the products and services of our newly-acquired companies such as Ross, Pivotal and IMI, to our customers, distribution channels and business partners in Asia, the value of our investment in Ross, Pivotal and IMI could be significantly diminished.
     As part of our strategy, one of the significant anticipated benefits of the acquisitions of Ross, Pivotal and IMI is expanding these businesses in the Asia-Pacific region (with our key target markets being Japan and the PRC) by leveraging our local expertise and distribution channels. In particular, we believe we can cross-sell and market Ross’, Pivotal’s and IMI’s ERP, CRM and SCM applications and implementation services in growth markets for such software in Asia. The products and services of Ross, Pivotal and IMI are highly technical, principally servicing market segments and customers in which we traditionally have limited experience, and our salespersons may not be successful in marketing Ross, Pivotal or IMI products and services. In the event that we cannot adapt the Ross, Pivotal or IMI products to the needs of the local markets, or our traditional customers and business partners are not receptive to Ross’, Pivotal’s or IMI’s products and services, we may not realize some of the expected benefits of our investment in these companies, and the value of our investment could be significantly diminished.
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
     Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. In 2005 our research and development expense was $21.3 million or approximately 8.7% of our total consolidated net revenues. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.
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
     In several of our business services units and in CDC Software Asia Pacific, we depend on third party suppliers of software and hardware components. For our various business units, we rely on components that are sourced from key suppliers, including Business Objects S.A., Cisco Systems, Inc., Intel Corporation, Interactive Intelligence, Inc., International Business Machines Corporation, LSI Logic Corporation, Macrovison Corporation, Microsoft Corporation, Network Appliance, Inc., Oracle Corporation, Sun Microsystems Corporation, and Wherescape Software, Ltd. Any failure or delay on the part of our suppliers may prevent us from receiving the components, products and support we need to conduct our operations. Our inability to develop alternative sources for the software and hardware we need to operate our business may materially and adversely affect our operating efficiency and results of operations.
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
     In September 2003, we acquired a 51% interest in Cayman First Tier, the holding company of IMI, an international provider of software to the order management systems sector, in exchange for $25.0 million to subscribe for new shares in Cayman First Tier. Symphony Technology Group, a Palo Alto, California based venture capital company holds the remaining 49% in Cayman First Tier. Cayman First Tier holds 100% of the shares of IMI through intermediate holding companies. IMI’s assets include software solutions which it has developed for retailers, wholesalers and consumer goods manufacturers, particularly in the grocery, specialty goods, and pharmaceutical and over-the-counter drugs industries.
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
Risks Relating to our China.com Inc. Business Unit
The mobile applications and portal markets in China are highly competitive. If we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operations.
     We are not the only company providing mobile services and applications, such as wireless services including Short Message Service (“SMS”), Interactive Voice Response (“IVR”), Multimedia Message Service (“MMS”) and Wireless Application Protocol (“WAP”), in China. We face intense and increasing competition for subscribers, mobile services and applications, and content from companies such as: Sina Corporation, Sohu.com Inc., NetEase.com Inc., Tom Online Inc., Tencent.com Technology Limited, Linktone Ltd., Mtone Wireless Corporation and Kongzhong, as well as a number of smaller companies that serve China’s mobile services and applications market. In addition, in our portal business, our competition for user traffic, ease of use and functionality include Chinese and/or English language based Web search and retrieval companies, including AltaVista Co., Apple Daily, ChinaByte, FindWhat.com, Google, Inc., HotBot, HotWired Ventures, Lycos, Inc., Mingpao.com, MSN, Netease.com, Inc., Netvigator.com, Overture Services, Inc. (acquired by Yahoo!, Inc.), Shanghai Online, Sina Corporation, Sohu.com, Inc., Tom Online Inc. and Yahoo!, Inc. We may also encounter increased competition from Internet service providers, Web site operators and providers of Web browser software, including Microsoft Corporation or Netscape Communications Corporation, that incorporate search and retrieval features in their products. Our competitors may develop Web search, retrieval services, freemail and community services that are equal or superior to those we offer our users, and may achieve greater market acceptance than our offerings in the area of performance, ease of use and functionality.
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
We depend primarily on the four mobile network operators in China for delivery of our mobile services and applications, and the termination or alteration of our various contracts with either of them or their provincial or local affiliates could materially and adversely impact our business.
     We offer our mobile services and applications to consumers primarily through the four mobile network operators in China, China Mobile, China Unicom, China Telecom and China Netcom, which service nearly all of China’s mobile subscribers. Such dominant market position limits our negotiating leverage with these network operators. If our various contracts with either network operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For the year ended December 31, 2005, we derived approximately 14% of our total revenues from our Mobile Services and Applications segment, a substantial portion of which was delivered through the mobile network operators.
Delivery of our mobile services and applications is governed by contracts between us and the national, provincial or local affiliates of the mobile network operators. Each of these contracts is nonexclusive and has a limited term (generally one or two years). We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the mobile network operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for no reason at their discretion. For example, several of our contracts with the mobile network operators can be terminated if:
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
We may also be compelled to alter our arrangements with these mobile network operators in ways which materially and adversely affect our business. Our agreements with the mobile network operators are subject to negotiation and performance evaluation upon renewal, and we are aware that the mobile network operators have notified other mobile service providers of their intention to either not renew their agreements or to revise their revenue sharing arrangements upon the expiration of the existing cooperation agreements. We cannot assure you that the mobile network operators will either renew our agreement or not demand further changes to our revenue sharing arrangements in the future. If any of the mobile network operators decides to change its content or transmission fees or its share of revenue, or does not comply with the terms of the agreements, our revenue and profitability could be materially adversely affected.
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
     In January 2005, the Chinese State Administration of Radio, Film and Television (“SARFT”), which regulates radio and television stations in China, issued a notice prohibiting commercials for mobile services related to “fortune-telling” from airing on radio and television stations effective in February 2005. This notice could also lead to further actions by other Chinese government authorities to prohibit the sale of such fortune-telling related products which could have a material adverse effect on our financial position, results of operations, or cash flows. SARFT or other Chinese government authorities may prohibit the marketing of other mobile services via a channel we depend on to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows.
     In addition, some of the mobile network operators have unilaterally changed their policies as applied to third party service providers in the past, and may do so again in the future. For example, China Mobile banned all cooperative arrangements known as “SMS Website Unions” in July 2003, effectively precluding large service providers from aggregating unregistered websites and utilizing China Mobile’s billing platform to gather fees for these services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. Although we were not engaged in these activities and, therefore, these particular policy changes did not impact our business, we may not be able to respond adequately to negative developments in our contractual relationships with the relevant mobile network operators in the future because we are not able to predict any unilateral policy changes.
     More recently, in April 2005, the National Copyright Administration and the Ministry of Information Industry issued the Measures for the Administrative Protection of Internet Copyright (the “Measures”) which, amongst other things, allows a copyright owner to issue a notice to an Internet Service Provider (“ISP”) informing them that materials are being made available on the internet without authorization from the copyright owner. Under the Measures, upon receipt of such notice, the ISP is obligated to block access to the identified material until an alleged breach is confirmed. We anticipate an increased amount of notices being issued by copyright owners which may result in us being denied access to the identified material until the alleged breach is confirmed which could have a material adverse impact on our business.
     Further, in August 2005, the General Administration of Press and Publication (“GAPP”) introduced as an anti-addiction program which requires online game publishers to limit the length of time a person can play online. While this program has so far not been overly effective, GAPP could in the future enforce new requirements in relation to this program which could significantly reduce our online game revenue by reducing the online time of players.
China Mobile has imposed penalties on one of our mobile services and applications businesses for breaches and irregularities in the provision of services to users. If penalties are imposed by the mobile network operators in the future with respect to either our past or future activities, our business and financial results could be materially adversely affected.
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
     The sanctions resulted in temporary suspension of Go2joy’s existing SMS services from August 2004 until February 2005 when Go2joy was able to resume billing for SMS services over China Mobile’s network. In addition, China Mobile temporarily suspended the approval of Go2joy’s application to operate on new platforms until the end of 2004 and suspended the approval of Go2joy’s application to offer new products and services on all existing platforms, such as SMS and IVR, until June 30, 2005. China Mobile also imposed fines of around RMB1.3 million, or approximately $160,000. The sanctions imposed by China Mobile did not affect Go2joy’s existing IVR services. Under the sanctions, Go2joy was required, among other things, to establish a satisfactory connection with the Mobile Information Service Center, or MISC platform, a centralized service provider monitoring system operated by China Mobile.
     The mobile network operators have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile network operators have refined these policies to improve overall service quality. In addition, acting under the guidance of China’s Ministry of Information Industry, the mobile network operators have begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. If enforcement of such policies in the future results in additional penalties, such as being precluded from offering certain services over a mobile network operator’s network or from offering new services for a fixed period, our business and financial results could be materially adversely affected.
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
     China Mobile and China Unicom are adopting new billing systems for 2G services, like SMS, on a province-by-province basis, which require users to make two confirmations to order services via the Internet or mobile phone, enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services. As of December 31, 2005, these new billing systems were wholly or partially operational in 31 provinces for China Mobile and 21 provinces for China Unicom. In addition, effective January 1, 2005, China Mobile changed its billing policy so that we can no longer collect revenue with respect to undeliverable MMS messages. Previously, MMS messages that were undeliverable because the recipient’s handset was turned off, out of the network service area or not equipped to handle MMS messages were forwarded to an Internet mailbox, and we were entitled to collect revenue in connection with the messages.
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
Our business could be adversely affected if any of the mobile network operators begin providing their own mobile applications.
     Our mobile business may be adversely affected if any of the mobile network operators decide to terminate our existing revenue-sharing relationship and begin providing their own mobile services and applications to subscribers. In that case, we would not only face enhanced competition, but could be partially or fully denied access to their networks.
If any of the mobile network operators fail to bill their customers or to provide billing confirmations for our mobile applications, our mobile applications revenues could be significantly reduced.
     We depend upon the mobile network operators to maintain accurate records of the fees paid by users and their willingness to pay us. Specifically, the mobile network operators provide us with monthly statements that do not provide itemized information indicating for which mobile services and applications the mobile network operator has collected fees. As a result, monthly statements that we have received from the mobile network operators cannot be reconciled to our internal records on a segmented basis. In addition, access to the mobile network operators’ internal billing and collection records is subject to the discretion of such operators; we have only limited means to verify the information provided to us independently. Our mobile services and applications revenues could be significantly reduced if these mobile network operators miscalculate the revenues generated from our mobile services and applications and our portion of those revenues.
Our mobile applications revenues are affected by billing and transmission failures which are often beyond our control.
     We do not collect fees for delivery of our mobile services and applications from the mobile network operators in a number of instances, including if:
•	the delivery of our mobile services and applications to a subscriber is prevented because his or her mobile phone is turned off for an extended period of time, the customer’s prepaid phone card has no value or the subscriber has ceased to be a customer of the applicable mobile network operator;

•	the applicable mobile network operator experiences technical problems with its network which prevent the delivery of our mobile services and applications to the subscriber;

•	we experience technical problems with our technology platform that prevents delivery of our mobile services and applications; or

•	the subscriber refuses to pay for our mobile services and applications due to quality or other problems.
     These situations are known in the mobile services and applications industry as billing and transmission failures. We do not expect to recover revenues that are lost due to billing and transmission failures. The failure rate can vary among network operators, and by province, and also have fluctuated significantly in the past. For example, for the year ended December 31, 2005, the average monthly transmission failure rate ranged from 5% to 10%. We do not have any agreements with the mobile network operators that provide that if such differences are greater than a fixed percentage, we have the right to adjust the differences. The mobile network operators have absolute discretion in the adjustment of any difference. Any significant billing and transmission failures therefore will significantly lower our recorded revenues.
Because the mobile network operators do not provide information showing revenues and transmission information on a service-by-service basis, we can only estimate our actual revenues by service type.
     The mobile network operators’ monthly statements to service providers regarding mobile applications delivered through their networks currently do not contain revenues and billing and transmission failure information on a service-by-service basis. Although we maintain our own records reporting the mobile applications provided, we can only estimate the actual revenues by service type because we are unable to confirm from all provincial operators which services were transmitted but resulted in billing and transmission failures. As a result, we are unable to calculate and monitor service-by-service revenues, margins and other financial information, such as average revenue per user by service and total revenues per user by service, with sufficient precision to allow us to accurately determine which of our mobile applications are or may be profitable.
The mobile network operators may impose higher service or network fees if we are unable to satisfy customer usage and other performance criteria, thereby reducing our mobile applications revenues.
     Fees for our mobile services and applications are charged on a monthly subscription or per usage basis. Based on our contractual arrangements, we rely upon China Mobile and China Unicom for both billing of, and collection from, subscribers of fees for our mobile applications.
     China Mobile and China Unicom generally charge us service fees of 15% to 30% of the revenues generated by our mobile applications, respectively. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our subscribers send to us, we must pay per message channel fees, which decrease in several provinces as the volume of customer usage of our mobile applications increases. The number of messages sent by us will exceed those sent by our subscribers, for example, if the subscriber sends us a single message to order a game but we must send that subscriber several messages to confirm his or her order and deliver the game itself. Any increase in China Mobile’s or China Unicom’s network fees and service charges could reduce our gross margins. China Telecom and China Netcom generally charge us service fees of 30% to 50% of the revenues generated by our mobile applications, respectively.
The mobile network operators may not authorize our mobile applications to be offered on their networks if we fail to achieve minimum customer usage, revenues and other criteria, thereby adversely affecting our mobile services and applications revenues.
     Our business could be adversely affected if we fail to achieve minimum customer usage, revenues and other criteria imposed or revised by the mobile network operators at their discretion from time to time. China Mobile and China Unicom, through their provincial and local offices, have historically preferred to work only with a small group of the best-performing mobile application providers, based upon the uniqueness of the service offered by each provider, total number of subscribers, usage and revenues generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality.

     In the future, we may fail to meet the then-current performance criteria that mobile network operators in these or other provinces or municipalities set from time to time. In any such case, our mobile applications could be excluded from certain services or from their entire networks at a national, provincial or municipal level, or we could be precluded from introducing new services, which would adversely affect our revenues and growth prospects.
In the event we fail to achieve or maintain a prominent position on the WAP portals of the two principal mobile network operators in China, we may not be able to capture opportunities presented by the expected high growth in the market for WAP services in China which could affect our overall financial condition.
     The current practice of the mobile network operators is to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. In the event we fail to achieve or maintain a prominent position on the WAP portals of the two principal mobile network operators in China, we may not be able to capture opportunities presented by the expected high growth in the market for WAP services in China. This could materially and adversely affect the revenue from our services, and thus our overall financial condition.
Our mobile applications and their pricing are subject to approval by the applicable mobile network operator, and if requested approvals are not granted in a timely manner, our mobile services and applications business could be adversely affected.
     We must obtain approval from the applicable mobile network operator with respect to each mobile application that we propose to offer or charge to their subscribers and the pricing for such mobile application. No assurance can be given that such approvals will be granted in a timely manner or at all. Moreover, under some of our contracts with the mobile network operators, we cannot change prices more than once every six months or charge prices outside a fixed range. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our mobile applications business.
We rely heavily on certain regions in China for a significant share of our mobile applications revenues. An economic downturn or any loss of our contracts with mobile operators in these provinces could have a material adverse effect on our results of operations.
     A significant portion of our revenues from mobile applications are derived from the provinces of Shandong, Jiangsu, Sicuan, Shanxi and Henan in China. As such, our results of operations are susceptible to changes in the economies of these regions. An economic downturn in any one of these regions, or our failure to renew our contracts with the applicable mobile network operator in any one of these regions, could reduce our mobile services and applications revenues.
The Chinese government has granted licenses to offer basic wireless telecommunications services in China to third parties with whom we have not yet developed close relationships, and may grant additional licenses to others in the future. If those parties which receive licenses are successful in the mobile applications market, but we are unable to establish new arrangements or develop cooperative relationships with them, our mobile applications business, revenue and overall financial condition could be adversely affected.
     The success of our mobile applications business depends on our relationship with China’s mobile network operators. While China Mobile and China Unicom are the largest companies permitted to provide mobile services in China, the Chinese government has granted licenses to offer basic wireless telecommunications services in China to China Network Communications Group Corporation, or China Netcom, and China Telecommunications Corporation, or China Telecom. We have not yet developed close business relationships with those parties as we have done with China Mobile and China Unicom If we are unable to develop our relationship with China Telecom and China Netcom, our revenue and overall financial condition could be adversely affected if they take market share from China Mobile and China Unicom.
     Further, China Netcom and China Telecom have recently decided to offer wireless value-added services created by them (or a division of them), rather than by third party service providers such as our company. It is also possible that other parties receiving basic wireless telecommunications licenses may decide to offer wireless value-added services created by them, rather than by a company such as ours. We will be in direct competition with those operators, and our revenue and overall financial condition could be adversely affected if we are not able to compete effectively against them.
Our mobile applications and portal business could be materially adversely affected if the current ownership structure of our Chinese companies that hold ICP licenses is challenged by the Chinese regulatory authorities.
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
•	Newpalm has formed Beijing Newpalm Technology Co. Ltd. and Beijing Wisecom Technology Co., Ltd.

•	The China.com portal unit has formed Beijing China.com Technology Services Co., Ltd.

•	Go2joy has formed Beijing He He Technology Co., Ltd.

•	17game has formed Beijing Hulian Jingwei Technology Development Co., Ltd.
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
Our business could be materially adversely affected if we cannot provide effective operational control of our mobile applications and portal business due to the current ownership structure of our Chinese companies.
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
     The domestically registered companies in China through which we conduct operations for each of China.com’s three primary business units and have an indirect ownership interest through trust deed arrangements are the primary revenue generating entities of each of the primary business units of China.com. Each of China.com’s three primary business units have formed and invested in a wholly foreign owned enterprise (“WFOE”), to act as a long term exclusive partner of the domestically registered company in China. WFOEs are limited liability companies established under the Chinese Company Law, the shareholders of which are permitted to be 100% foreign. As the long term exclusive partner of the domestically registered company in China, the respective WFOE provides technical and logistical support for the day to day operations of the domestically registered company in China, including sales and marketing, billing, and administrative services. To facilitate the delivery of the technical and logistical support, the WFOE owns the physical assets, including servers, switches and computers, and employs the technical, sales and administrative personnel necessary to deliver these services. In exchange for such services, the WFOE charges the domestically registered company in China a fee which ranges from 49% to 90% of the gross revenue of the domestically registered company. For a further description of the corporate structure in China for our China.com subsidiary, see Item 4.C “Information on the Company – Organizational Structure – Corporate Structure in China for our China.com Subsidiary”.
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
The Chinese government or the applicable mobile network operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.

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
If we are held liable for claims based on information originating from our portal network or communicated through our mobile applications, we may incur significant costs contesting such claims or paying damages.
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
Regulation of content distributed on the Internet in the PRC may adversely affect our business.
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
     We have acquired and are increasingly developing our own intellectual property. Recent acquisitions of a significant amount of intellectual property have resulted from the following:

•	the recent purchase of Ross, which possesses intellectual property principally consisting of ERP and SCM software applications for the food and beverage, life sciences, chemicals, metals and natural products industries;

•	the recent purchase of Pivotal, which possesses intellectual property principally consisting of a complete set of highly flexible CRM software applications;

•	the purchase of IMI, which possesses intellectual property principally consisting of order management software solutions for complex retail, wholesale, consumer goods, and distribution operations;

•	the purchase of OpusOne Technologies, which possesses intellectual property principally consisting of proprietary enterprise software related applications for use in human resources, payroll administration and attendance tracking;

•	the purchase of Executive Suite, which possesses intellectual property principally consisting of business intelligence and analytics software products;

•	the purchase of the assets of JRG Software, which possesses intellectual property principally consisting of on-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS); and

•	the purchase of the URLs, including www.china.com and www.hongkong.com.
     We regard the protection of our trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights as crucial to our success. We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. We do not currently hold any patents nor do we have any patent applications pending. There can be no assurance that any copyrights or trademarks held by us will not be challenged or determined to be invalid. In addition to the protection generally available to unregistered trademarks under the laws of many jurisdictions, we also protect our trademarks through registration primarily in the United States and Canada, although we do seek such protection elsewhere in selected key markets.
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
     Our success depends on the continued efforts of our board members, our senior management and our technical, research and development, services and support, marketing and sales personnel. These persons may terminate their association or employment with us, or they may be terminated by us, at any time. During 2004 and 2005, we experienced changes in our senior management and the senior management at our subsidiary companies for a variety of reasons, including restructuring, medical reasons, retirement, and resignations to pursue other career opportunities. Loss of the services of key members of senior management or experienced personnel in our key revenue producing businesses can be disruptive and causes uncertainty. Until March 2004, we had split the role of chairman and chief executive officer between Dr. Raymond Ch’ien and Mr. Peter Yip, respectively. From April 2004 to August 2005 both positions were undertaken by Dr. Ch’ien, from August 2005 to April 2006 Mr. Steven Chan was acting chief executive officer and since April 2006 Mr. Peter Yip has again undertaken the position as chief executive officer. An inability to attract or retain additional qualified board members, senior managers or personnel in a timely manner, or health, family or other personal problems of key personnel could have a material adverse effect on our business, financial condition, results of operations and share price.
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
We have entered into indemnification agreements with some of our directors and officers which generally do not explicitly state our maximum obligation under these agreements. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.
     In order to attract the service of some of our directors and officers, we have entered into indemnification agreements with some of our directors and officers that may require us to indemnify such directors and officers against liabilities that may arise by reason of their status or service as directors or officers, and to advance their expenses incurred as a result of any legal proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.
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
     The relationship between the U.S. and the PRC is subject to sudden fluctuation and periodic tension. For example, relations may be compromised if the U.S. becomes a more vocal advocate of Taiwan. Any weakening of relations between the U.S. and China could have a material adverse effect on our business. Anti-U.S. or anti-China sentiment could make our company and our shares less attractive since we are listed in the United States. Changes in political conditions in China and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to investors and clients.
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
Risks Relating to Treasury Management
Our entry into banking facilities with Fortis Bank and Standard Chartered Bank exposes us to interest rate, market and credit risks when we borrow funds from these facilities to make other investments.
     We have entered into repurchase facilities with Fortis Bank and a collateralized credit facility with Standard Chartered Bank. We refer to these facilities together as the banking facilities. The banking facilities allow us to borrow, in aggregate, up to $350 million on such terms as we and the banks may mutually agree. The facilities were established to provide us with a source of reasonably priced capital to give us the flexibility to finance operational working capital and acquisitions, as well as our treasury management program, without having to liquidate our investment portfolio at short notice. A description of the terms under which we may borrow under these banking facilities may be found under Item 5.B – “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Future Cash Requirements and Sources of Liquidity – Lines of Credit.” These banking facilities expose us to interest rate, market and credit risks when we borrow funds from these facilities to make other investments. A more detailed description of these risks may be found under Item 11 – “Quantitative and Qualitative Disclosures about Market Risk”.
     Further, because we have purchased, as of December 31, 2005, approximately $32.2 million of debt securities with drawdowns under our repurchase facilities, we are subject to risk associated with investment leverage. Since the base rate of our drawdowns are reset periodically, in rising interest rate environments, we run the risk that our borrowing rate might exceed any interest income that we receive from the debt securities purchased with the proceeds of draw downs from the repurchase facilities. Any such negative interest rate differential, or “negative carry”, could lead to material adverse effect on our financial results.
Risks Relating to our Class A Common Shares
Our share price could be adversely affected if our major strategic shareholders materially change their holdings in our shares, particularly if the share holdings are not disposed of in an orderly manner.
     As of March 31, 2006, Xinhua, through a wholly-owned subsidiary, owned 7,362,734 of our common shares, or approximately 6.6% of our total outstanding share capital. As of March 31, 2006, Asia Pacific Online Limited, or (“APOL”), owned 19,318,444 of our common shares, or approximately 17.3% of our total outstanding share capital. APOL is owned by the spouse of Mr. Peter Yip, CDC’s current chief executive officer and a Vice Chairman of the Board of Directors, and by a trust established for the benefit of Mr. Yip’s children. There is no guarantee that Xinhua or APOL will continue to hold our shares going forward for any length of time. If Xinhua or APOL disposes, or if our investors expect Xinhua or APOL to dispose of, a substantial portion of its holdings in CDC at any time, it could adversely affect our share price. For more information regarding the shareholdings of Xinhua and APOL, see Item 7.A – “Major Shareholders and Related Party Transactions – Major Shareholders”.
A small group of our existing shareholders controls a significant percentage of our common shares, and their interests may differ from other shareholders.
     As of March 31, 2006, APOL has beneficial ownership of approximately 17.3% of our common shares and Xinhua, through a wholly-owned subsidiary, owned approximately 6.6% of our total outstanding share capital. Accordingly, these shareholders, particularly if they act together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including:
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
     The trading price of our common shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date we completed our initial public offering, or IPO, to December 31, 2002, the closing price of our shares ranged from $1.86 to $73.4375, adjusted for our two stock splits. From January 1, 2003 to December 31, 2004, the closing price of our shares ranged from a low of $2.73 per share on March 11, 2003 to a high of $14.46 per share on July 14, 2003. On May 24, 2005, our shares closed at new 52-week low of $2.38 per share. There is no assurance that our share price will not fall below its historic or yearly low.
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
     We may incur significant costs and management time to avoid investment company status under the Investment Company Act of 1940. Based upon an analysis of our assets at December 31, 2005 and income for the year 2005, during 2005, we do not believe we will be considered an investment company. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company.
     We can give no assurances in the future as to our investment company status under the Investment Company Act of 1940.
We are classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.
     Based upon an analysis of our assets as at December 31, 2005 and income for the year 2005, during 2005, we were a PFIC for the U.S. federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents and treasury instruments, and can provide no assurance that we will not continue to be classified as a PFIC in 2006 and beyond. The determination of whether we would continue to be a PFIC would be principally based upon:
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

     Further, we may consider additional capital markets or corporate finance transactions in the future. Should we proceed with such offerings, we cannot, at this stage, specify with certainty the timing, amounts or the particular uses of the net proceeds. Depending on the usage of any such net proceeds, we could continue to be classified as a PFIC.
     Since we are a PFIC, U.S. investors will be subject to adverse U.S. federal income tax consequences. For further discussion regarding our status as a PFIC, see Item 10.E – “Additional Information – Taxation – Tax Consequences of U.S. Holders – Passive Foreign Investment Company Status”. U.S. investors are strongly urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.
Substantial amounts of our common shares are eligible for future sale, which could adversely affect the market price of our shares.
     Sales of substantial amounts of our Class A common shares in the public market could adversely affect the market price for our shares. As of March 31, 2006, we had 111,655,585 Class A common shares issued and outstanding, substantially all of which may be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144, which permits resales of securities subject to limitations (including trading volume) depending on the holding period of such securities.
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
There is uncertainty as to our shareholders’ ability to enforce civil liabilities in Australia, the Cayman Islands, Hong Kong, the PRC and Sweden.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     Our headquarters and principal executive offices are located at Suite I, 5/F, Building A, East Gate Plaza, 9 Dongzhong Street, Dongcheng District, Beijing 100027, People’s Republic of China, and our telephone number is 011-8610-5129-8700. Our contact telephone number in Hong Kong is (852) 2893-8200 and in the United States is (212) 661-2160. We have a website that you may access at http://www.cdccorporation.net. Information contained on our website does not constitute part of this Annual Report.
     We were incorporated in June 1997 as China Information Infrastructure Limited, a company limited by shares under the Companies Law of the Cayman Islands and a wholly-owned subsidiary of CIC Holding Limited (“CIC,”) to operate CIC’s Internet portal and related businesses.
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
     In July 1999, we completed our IPO of the equivalent of 19,320,000 Class A common shares on NASDAQ at the equivalent of a public offering price of $5.00 per share on a stock split adjusted basis. All of the shares registered were sold and net proceeds from the IPO totaled $85.6 million.
     In December 1999, our shareholders approved a two-for-one share split.
     In January 2000, we completed a second public offering of the equivalent of 9,952,884 Class A common shares on NASDAQ at the equivalent of a public offering price equal to $42.50 per share on a stock split adjusted basis. Of the 9,952,884 Class A common shares sold, 2,325,000 shares were offered by certain of our shareholders. The selling shareholders received an aggregate of $94.1 million in net proceeds for their shares. All of the shares registered were sold and net proceeds to us from the offering totaled $303.9 million.
     In March 2000, we listed our subsidiary, hongkong.com Corporation (which has since been renamed to China.com Inc.), on the Growth Enterprise Market (“GEM”), of the Hong Kong Stock Exchange by selling approximately 16% of such subsidiary to the public. We received net proceeds of approximately $168.5 million in connection with such listing and sale. We currently continue to own approximately 77% of China.com Inc.
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
Acquisitions and Divestitures
     Our business model has evolved away from a pan-Asian Internet company, and our goal is to be a global company focused on enterprise software, through our CDC Software business unit, and on mobile applications and online games through our China.com Inc. business unit. The evolution of our business model has been achieved in large part through strategic acquisitions and investments during the past three fiscal years. We have spent a significant amount of cash and have issued a significant amount in CDC shares in connection with the strategic acquisitions and investments mentioned below for each of the three years ended December 31, 2003, 2004 and 2005, respectively.

     The following is a summary of our material strategic acquisitions and investments completed since January 1, 2003 by business unit:
CDC Software

Acquisition or Investment	Date	Description
Praxa Limited	February 2003	Praxa is an IT professional services organization in Australia which provides IT consulting services, outsourced applications development, systems integration services and managed IT services to corporate and government market clients.

PK Information Systems Pty Ltd.	August 2003	PK Information Systems is an IT services business in Australia which specializes in .NET application development and business intelligence solutions, with clients mainly in the New South Wales state government sector.

Industri-Matematik International Corp.	September 2003	IMI is an international provider of software to the supply chain management sector principally across Europe and the United States. We acquired a 51% interest in IMI through a joint venture.

Ascent Computing Group, Inc	September 2003	Ascent Computing Group, based in the metropolitan New York region, provides applications and system outsourcing services, and was acquired through our 51% owned subsidiary, Software Galeria, Inc.

Acquired rights to Executive Suite software	October 2003	Executive Suite is an integrated financial management application based on Microsoft technology which offers budgeting, planning, forecasting, consolidation, reporting and analysis functionality. We acquired the intellectual property rights to such software from CIP-Global ApS, a Danish software company.

Pivotal Corporation	February 2004	Pivotal is an international customer relationship management (CRM) company that provides a suite of highly flexible CRM applications and implementation services for mid-sized enterprises and selected target industries.

Ross Systems, Inc.	August 2004	Ross offers a family of Internet-architected software solutions that form a comprehensive, modular suite spanning the enterprise, from manufacturing, financials and supply chain management to customer relationship management (powered by Pivotal software), performance management and regulatory compliance. It focuses on the food and beverage, life sciences, chemicals, metals and natural products industries.

Acquired assets of JRG Software, Inc.	February 2006	JRG is a leading provider of on-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS). Our CDC Software business unit acquired the business assets of JRG including the One Plan applications which add complementary on-demand factory planning and scheduling to our enterprise suite of industry-leading enterprise resource planning.

Acquired assets of Horizon Companies, Inc.	February 2006	Horizon is an IT consulting business offering outsourced information technology professional services in the United States and Canada utilizing India-based resources who’s specialization in the financial services, life sciences and manufacturing industries is aligned to the industry-specific solutions from Pivotal and Ross Systems. We acquired the business assets of Horizon through our 51% owned subsidiary Software Galeria, Inc.

c360 Solutions, Inc.	April 2006	c360 is a leading provider of add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, which will allow us entry into CRM products for smaller scale businesses with zero complexity which complements our existing CRM product line for mid-market enterprises.

China.com Inc

Acquisition or investment	Date	Description
Palmweb Inc. (holds Newpalm (China) Information Technology Co., Ltd.)	April 2003	Newpalm is a mobile services and applications provider in China which was acquired through China.com.

Group Team Investments Limited (holds Beijing He He Technology Co. Ltd.)	May 2004	Beijing He He Technology Co. Ltd., which operates Go2joy, is a mobile value-added services and applications provider in China with partnerships with media companies in China.

Equity Pacific Limited (holds Beijing 17Game Network Technology Co., Ltd.)	August 2004, November 2004, August 2005 and March 2006	17game is a leading massive multiplayer online role-playing games (MMORPG) provider with a track record in launching and distributing online games in the China market. It’s latest game, Yulgang, was one of the fastest-growing MMORPGs in China in 2005. In March 2006, China.com became the indirect legal and beneficial owner of 100% of 17game.

Unitedcrest Investments Limited (holds Shenzhen KK Technology Ltd.)	June 2005	Shenzhen KK Technology Ltd. is a mobile value-added services and applications provider in China which was acquired through China.com and which specializes in nation-wide WAP businesses.
     As our business model has evolved away from a pan-Asian Internet company, during the past three fiscal years we have ceased operations, liquidated or disposed of many of our legacy businesses mostly related to the Internet, many of which were not profitable. Such activities resulted in net loss from operations of discontinued operations of $0.05 million in 2005 compared to $0.6 million in 2004. We recorded a net loss on disposal/dissolution of such discontinued operations of $0.003 million in 2005 compared to $1.0 million in 2004.
B. Business Overview
     CDC Corporation, with facilities in the PRC, North America, Europe and Australia, is a global provider of enterprise software, mobile services and applications and internet and media services. We report operating results in four business segments, “Software,” “Business Services,” “Mobile Services and Applications” and “Internet and Media”. During 2005 the Company reorganized these segments into two core business units, CDC Software and China.com Inc. The operations of Software and Business Services is included in the CDC Software business unit and the operations of Mobile Services and Applications and Internet and Media is included in the China.com Inc business unit.
CDC Software Business Unit
     Our CDC Software business unit is a global provider of enterprise software applications and related business services. Our products and services seek to help companies worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and improved regulatory compliance. Our offerings are designed to automate, customize, optimize and support the processes of an organization to achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions.
     Our offerings are provided through two principal business segments:
•	Enterprise Software. Our enterprise software segment provides a diverse portfolio of enterprise application software products to our customers with a complete range of world-class applications targeting mid-sized enterprises and divisions of larger enterprises, as well as selected target industries. Our software suite includes Enterprise Resource Planning (“ERP”), Customer Relationship Management (“CRM”), Supply Chain Management (“SCM”), Order Management Systems (“OMS”), Human Resources and Payroll Management (“HRM”) and Business Intelligence (“BI”) which are utilized by approximately 4,000 customers worldwide (which does not include the addition of more than 1,000 customers added as a result of our acquisition of c360 Solutions in April 2006).

•	Business Services. Our business services segment offers a variety of information technology services designed to allow customers to achieve either more value added services for their IT expenditures for the same cost or the same value added services for their IT expenditures for less cost. The services we offer cover the business optimization spectrum from industry advisory services to business process improvement services to traditional implementation services to tuning/optimization services to outsourced hosting/application management services.

The business services segment also includes other specialized business services we offer in regional markets, including eBusiness consulting and web development offered principally in the western United States, mobile user interface design consultancy and development services for the telecommunications industry in Korea, and marketing database and marketing support services conducted principally in Australia and New Zealand.
Products and Services
     Software segment. Our enterprise software segment provides a diverse portfolio of enterprise application software products to our customers with a complete range of world-class applications targeting mid-sized enterprises and divisions of larger enterprises, as well as selected target industries. While most of our products are available as licensed applications installed at the customer’s facilities, some of our products are available as Software as a Service (SaaS) enabling the customer to use the applications as a subscription service. Over time, we intend to make more of our products available as Software as a Service (SaaS). In addition, the professional services operation of the enterprise software segment (which is distinct from the operations of our business services segment) provides a broad range of services to install, optimize and support the software products we offer.
     Revenues from our software segment increased by approximately 47.5% to US$159.2 million in 2005 from US$107.9 million in 2004. As a percentage of total revenues, revenues from our software segment constituted 65% of total revenues in 2005 and 59% of total revenues in 2004.
     Our enterprise application software products can be further sub-categorized into more highly specialized products which target various processes of an enterprise, including the following:
•	Enterprise Resource Planning (“ERP”). Our ERP products consist of multi-module application software that helps a manufacturer produce finished goods by offering control over forecasting, planning, customer service, handing of raw materials and deployment of equipment. The ERP products we offer are targeted at the formula and specifications-based requirements of process manufacturers.

•	Supply Chain Management (“SCM”). Our SCM products help coordinate processes involved in producing, shipping and distributing products to ensure that the correct amount of product is in the correct locations at the right time and at the lowest possible cost.

•	Customer Relationship Management (“CRM”). Our CRM products address needs of an enterprise to establish and maintain profitable long-term business relationships with customers by integrating information from the entire enterprise and increasing efficiencies within the sales, marketing and service functions to create one unified business network connecting employees, partners and customers.

•	Order Management Systems (“OMS”). Our OMS products provide a system that concentrates on optimizing the order and replenishment processes of order fulfillment and logistics by providing visibility into and control over a distribution center and store inventory, as well as managing orders from vendors, warehouses, stores, customers and consumers.

•	Human Resource Management (“HRM”). Our HRM products focus on automating processes to enable an organization to improve business results and increase workforce performance by leveraging technology and applications to manage and mobilize a unified, global workforce. These HRM products seek to more efficiently connect people, processes and systems, and align workforce contribution with business objectives.

•	Business Intelligence (“BI”). Our BI products help to convert large volumes of data collected and stored by businesses into meaningful and multi-dimensional reports and analyses for use in decision-making. Integrated with other components of enterprise application software, our BI products enhance the development of a business environment driven by performance management.
     ERP and SCM Software. Our ERP and SCM software products are principally offered by Ross ERP and Ross SCM brands. Historically these applications were offered under the iRenaissance brand .
     The Ross ERP suite consists of three primary interconnected applications that help bring the manufacturing and distribution, maintenance management, and financial functions into balance so that the various departments in a formula and recipe-based process manufacturing enterprise can more easily share information, communicate with one another, and obtain operational efficiencies to lower costs, improve supplier and customer relations and increase revenues.
•	Manufacturing & Distribution Applications. The Manufacturing & Distribution Applications provide functionality which support the different processes in manufacturing from purchasing of raw materials to shipping of finished goods. The modules with the Manufacturing & Distribution Applications address inventory control, process manufacturing, sales order processing, transportation management, process planning, purchase order processing and management of maintenance and facilities.
▪	Inventory Control Module. With respect to inventory control, built in functionality includes lot details, lot traceability, movement history, inventory valuation and physical inventory counting which enables capabilities such as managing inventory based upon characteristics such as pH, moisture content, or potency, tracking shelf life and expiration dates, tracing all the changes in the product from the time raw material is received through manufacturing and storage, determining the quantity and location of any material or product, valuing inventory by options such as standard cost, weighted average cost or actual lot cost, and performing inventory re-ordering based upon minimum/maximum inventory values by item by warehouse.

▪	Data Collection. Ross Data Collection is a plant-level solution that pushes data from receiving, production, inventory, and shipping operations directly into the enterprise system of record. This results in real-time and accurate visibility into production, inventory and distribution, optimized resources, and improved customer responsiveness. By extending transactions to smart handheld devices, Ross Data Collection allows customers to simplify the process of capturing and viewing production and distribution data—while also improving the accuracy of the data flowing into the enterprise system. Automated data capture also reduces transaction time substantially, increasing plant-floor productivity. Typical benefits include reduced manual overhead and costs, greatly reduced data-entry errors, increased visibility and confidence in the accuracy of the information.

▪	Process Manufacturing Module. The process manufacturing module defines the production process, calculates and tracks product and job costs, and records all of the activities necessary to manufacture products. This module enables the production of batches or lots based upon recipes and formulas which produce products with specified characteristics, such as potency or weight. With this module, users can define process steps and resources required to produce a product (such as weighing, mixing for a specified period of time, and packaging), define quality control requirements and testing for each stage of the product and process, perform potency calculations

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

▪	Sales Order Processing Module. The sales order processing module includes functionality for sales order entry, shipping, invoicing, credit memos and sales analysis. To support these functions, users can create and maintain customer information and generate price, discount and promotion plans. Included with order entry and shipping are credit checking (such as checking against both credit limits and overdue debits and defining the consequences) and inventory availability, enabling reservations of and availability to promise inventory. For example, through this module a customer service representative could enter a customer name and retrieve information such as the customer’s address, functional currency and primary ship-to location. The representative could enter a product order and amount, and automatically receive the appropriate discount, tax and sales price which is adjusted based upon factors such as products the customer is buying, the amount the customer ordered, the location from which the order is placed and the warehouse the product will be shipped from. The specific lot that matches the customer’s specifications will automatically be selected, and packaged according to the customer’s requirements. If a modification is made to a sales order, all related information is updated automatically.

▪	Pricing and Promotions Management. Pricing & Promotions Management provides a discount and rebate management system for consumer packaged goods (CPG) companies. With Pricing & Promotions, companies can integrate complex discounting and rebate programs for their customers, reduce the time and effort needed for making off-line calculations, fixing customer invoices, and posting journal entries. Clients can also addresses both “off invoice” discounts and “post invoice” rebates or commissions.

▪	Transportation Management Module. The transportation management module works in conjunction with the sales order processing module for the planning and costing of freight for outbound shipments to customers and transfer orders to other warehouses in order to produce the most efficient shipping costs for the manufacturer and its customers. The module allows capabilities such as the definition of shipping zones and ship-from warehouses to customer addresses, the definition of routes to connect the various shipping zones and association of one or multiple freight providers to these routes, the establishment of freight rates for each freight provider by route with a choice of rate methods, the fixing of a load planning process after the entry of sales orders to assign outstanding sales order lines to loads and releasing of loads for picking and shipping, and at shipment confirmation, the determination of freight charges based upon factors such as the route, actual freight provider, and actual quantity shipped and vouchering of freight provider invoices.

▪	Process Planning Module. The process planning module allows manufacturers to develop production plans based upon demand (based upon sales orders and/or sales forecasts) and current inventory levels and existing replenishments in order to effectively manage resources to meet sales demands. Capacity requirements of resources can be checked, and based upon the capacity constraints, the master production schedule can be adjusted to result in a workable production plan. The module includes material planning functionality which can be used to determine the quantity and required date of ingredients and packaging supplies. The module enables the management of capacity with comparison to demand to arrive at a viable production plan within the constraints, calculation of the materials needed, creation of manufacturing jobs for production, making of adjustments or identification of alternatives in production planning,

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
     The Ross SCM suite consists of three primary interconnected applications, Demand Management, Supply Chain Management and Measurement, that help formula and recipe-based process manufacturing enterprises optimize supply chains by connecting business processes, allowing information transparency and common metrics, and allowing for collective decision making among employees, partners, suppliers and customers. The solution can be implemented quickly, yet is flexible enough to account for changing business needs, so that manufacturers can realize a return on their investment quickly.
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

▪	Inventory Planning Module. The inventory planning module assists a manufacturer in balancing inventory investments and customer service levels, based upon user defined inventory policies, so that informed decisions can be made. Using the inventory policies, the module calculates recommended stocking levels.
•	Supply Chain Management Applications. The Supply Chain Management Applications bring together optimization of a demand plan with available supply, thus allowing the manufacturer to connect its business plan to departmental operations. The application consists of modules including Replenishment Planning, Optimized Orders, and Advanced Planning and Scheduling.
▪	Replenishment Planning Module. The replenishment planning module seeks to optimize having the right amount of product at the right location at the right time, while managing supply chain costs. Using inventory policies from the inventory planning module and the demand forecast from the demand planning module, it considers the consumption rates and inventory levels throughout the supply chain, and automatically calculates time-phased safety stocks and replenishment quantities for each item at each location. If additional products need to be ordered, it suggests replenishment orders to come either from existing inventory or new production. The module dynamically calculates inventory status and monitors inventory exception conditions (like stock outs, using safety stock or high stock levels).

▪	Optimized Orders Module. The optimized orders module automates the process of generating replenishment orders in order to improve on-time delivery and minimize the need for extra costs to expedite orders. The module recommends replenishment order quantities using the demand forecast and the inventory policies from Ross’ other SCM modules, and includes shipment optimization logic that accounts for truckload and pallet configuration while balancing constraints like weight, cost and dimensions.

▪	Advanced Planning and Scheduling Module. Once a demand plan is developed, the task becomes developing a production plan to meet the demand while balancing budget needs and supply and demand. The advanced planning and scheduling module focuses on providing answers to questions like what products should be made, how much should be made, where should it be made, and how to optimize efficiency and capacity. The module provides graphical warnings to identify capacity, materials, labor and customer service issues. It also assists with scheduling production runs and changeovers so that downtime is kept to a minimum. The module balances competing objectives such as optimizing sequencing, minimizing changeovers and labor, and maximizing throughput.
•	Measurement Application. The Measurement Applications bring together information from outside and inside the enterprise regarding sales, service, manufacturing, inventory, finance and the supply chain so that it may be used in decisions, thereby enabling better strategic plans, evaluation of plans and improved responsiveness to changes in plans. The application extracts information from the other modules of Ross’ ERP and SCM solutions in order to generate analyses and plans that can be used as management tools to measure performance and judge the impact of proposed corrective actions.
▪	Sales & Operations Planning Module. The sales & operations planning module allows executives to see how the organization is performing against plan, establish where future demand or supply issues may arise, and evaluate the outcome of different demand and supply balancing options on the business. The module enables the tracking of sales and operational activities, and map deviations from the corporate plan.

     Ross also offers the following additional solutions to help customers achieve greater value from their Ross ERP and SCM suites through radio frequency identification (RFID) tagging and analytics capabilities.
•	RFID-to-Go. The RFID-to-Go is an EPC-compliant, bolt-on application to the Ross ERP and SCM suites. RFID-to-Go supports the practice of applying RFID tags to products during the receipt process, while in storage, and just prior to shipping.

•	Ross EPM Analytics. The Ross enterprise performance management (EPM) suite of analytics applications, integrated with Ross ERP and SCM, enables fast, multi-dimensional and cross-functional analysis of key business drivers. Through customizable management dashboards, pre-built reports, and proactive alerts, decision makers can monitor key performance indicators in real time. These include Ross EPM Sales Analytics for monitoring key metrics in sales and customer service, Ross EPM Manufacturing Analytics and Ross EPM Financial Analytics.
     CRM Software. Our CRM software products are principally offered through two subsidiaries which target complementary markets:
•	Pivotal provides a complete set of highly flexible CRM applications and implementation services for mid-sized enterprises and divisions of larger enterprises, as well as selected target industries.

•	c360 Solutions provides add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, which allows us entry into CRM products for smaller scale businesses with zero complexity. The acquisition of c360 occurred in April of 2006 and the operating results of c360 are not included in the Company’s consolidated financial statements for any of the years ended December 31, 2005.
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

•	Pivotal Financial Services. Pivotal Financial Services is comprised of targeted solutions tailored to meet special business requirements of commercial banking, asset management, private banking and capital markets organizations. Pivotal’s financial services solutions have been designed in consultation with financial institutions to help these companies drive revenue by fostering more meaningful relationships with each stakeholder, identifying cross-sell and up-sell opportunities, enabling team selling, providing better visibility into the sales pipeline, and improving regulatory compliance.

•	Pivotal Healthcare. Pivotal Healthcare is a comprehensive front office solution that improves the ability of healthcare payers to serve and manage brokers, members, and employer groups efficiently and effectively. Comprised of Pivotal Healthcare Front Office, Pivotal Healthcare eBroker, and Pivotal Healthcare eEnrollment, the Pivotal Healthcare solution delivers a scalable foundation and processes for member acquisition, retention, and growth. It encompasses components including lead management, new business quoting, renewal processing, rating/underwriting, online enrollment, and back office integration.

•	Pivotal Homebuilder. Pivotal Homebuilder is designed to handle the complete marketing automation, lead management, sales automation, and customer care cycles of homebuilders, from the first point of interest on a website through the complete sales cycle to the handling of service and warranty requests years after a home is purchased. It features extensive integration to Microsoft Office, including Microsoft Outlook, a user friendly interface, and integration to back-office systems including Oracle/PeopleSoft.

•	Pivotal Medical Devices. Pivotal Medical Devices is designed to meet the special needs of medical device manufacturers. Its end-to-end industry-specific integrations can help companies through the process of how they go to market. The solution offers a combination of technology-enabled sales, lead management, and industry-specific capabilities which make it easier for medical device manufacturers to market, sell to and service customers. Pivotal Medical Devices is the first in a series of CRM applications designed for specific industries in discrete manufacturing. Much like the industry-specific CRM applications for financial services and homebuilders, these new applications are rapidly delivered using a similar application template methodology.

•	Pivotal Manufacturing. Pivotal Manufacturing provides the critical functionality needed by manufacturers-integrated sales, marketing, service, and partner processes-to become customer-driven. With the ability to capture, analyze, and act on customer intelligence, CDC Software helps manufacturers aggregate and analyze information across the business, giving them the insight to guide effective decision-making and more easily adapt to changing markets.
     c360 Solutions provides add-on products, industry vertical solutions and development tools for the Microsoft Dynamics CRM platform v1.2 and 3.0. Microsoft Dynamics is a line of integrated business management solutions offered by Microsoft based upon their widely-used productivity applications (like Microsoft Office and Microsoft Outlook) which, generally, are geared towards smaller scale businesses with limited complexity. The Microsoft Dynamics CRM platform is Microsoft’s product to manage customer groups, create and launch marketing campaigns, track customer activity, and organize sales and after-sales. c360 Solutions has developed and offers packages to supplement and enhance the Mirosoft Dynamics CRM platform, including add-on products, industry vertical solutions and development tools.
     The add-on products c360 Solutions offers for the Microsoft Dynamics CRM platform v3.0 are sold through one of three productivity packs.
•	Core Productivity Pack. The core productivity pack adds functionality to the Microsoft Dynamics CRM platform v3.0, including “Duplicate Detection” to alert uses when a new entry record already exists in the Microsoft CRM database, “Alerts” to allow users to add critical information to CRM records so other user will be advised of this information upon access of the record, “Consoles” to allow users to consolidate CRM data in a series of customizable cells which can reduce excess clicks and navigation, “Multi-field Search” to provide users with a quick central search screen where they can search across multiple fields with a single click, “Summary” to provide a user a configurable screen to roll-up, summarize, read and review interactions for various record types in Microsoft CRM without opening other windows or performing additional clicks, “Email Link” to allow users to quickly generate Microsoft Outlook email to share account information with others and “Relationship Explorer” to allow users to have a single place to view all relationships that exist for a particular object in a user friendly graphical tree.

•	Sales Productivity Pack. The sales productivity pack adds functionality to the Microsoft Dynamics CRM platform v3.0, including “Forecast Manager” to allow users to update multiple fields and records from a single editable dashboard screen and retrieve find queries allowing users to show opportunities meeting specific criteria and “Web Connect” to allow organizations using Microsoft CRM to easily integrate their website to Microsoft CRM for lead and web visitor activity capture.

•	Service Productivity Pack. The service productivity pack adds functionality to the Microsoft Dynamics CRM platform v3.0, including “Email to Case” to allow users to configure multiple CRM queues to convert inbound emails to service cases so that each time a case is created the customer is emailed and designated CRM users are notified and “My Workplace” to allow users to personalize the CRM workplace area for more efficient queue management.
     c360 Solutions currently offers an industry vertical pack solution for Microsoft Dynamics CRM platform v3.0 which combines all of the functionalities of the Core Productivity Pack, Sales Productivity Pack and Service Productivity Pack, in addition to adding “Customer Portal” functionality which allows customers to log in to a protected area to access CRM functionality, allows customers to create, edit and view service cases on the web, allows a user publish all or part of the information in the CRM knowledge base, allows customers to update their contact records on the web and allows customers access to custom developed modules protected by the portal’s authentication functionality.
     The development tools c360 Solutions offers for the Microsoft Dynamics CRM platform v3.0 are offered through a software development kit which allows developers to build applications on the Microsoft CRM platform v3.0. Each of the functionalities c360 Solutions offers in its productivity packs have been built using the software development kit. The kit provides a complete suite of ASP.NET user interface controls that look and behave like standard Microsoft CRM controls.
     Order Management Systems (OMS) Software. Our OMS software products are principally offered by IMI. IMI is an established international provider of software to the order management and supply chain management sector and is a division of our CDC Software business unit. IMI develops, markets, and supports client/server and Internet architectured application software that enables manufacturers, distributors, wholesalers, retailers, logistics service providers, and e-businesses to more effectively manage complex customer fulfillment in distribution-intensive businesses. The process encompasses the execution of multiple customer-focused order fulfillment processes, including order management, pricing and promotion, handling, sourcing, warehouse management, transportation management, service management, and replenishment planning and coordination. Vertical market solutions have been designed for retailers, wholesalers, consumer goods manufacturers and logistics service providers.
•	IMI Order Management Systems (OMS). These are distributed order management applications for multi-channel sales and sourcing, coordination of all kinds of order flows, and distribution models with a single face to the customer. It ensures clients can source and distribute products from anywhere, and to anywhere, based on individual customer needs.

•	IMI Warehouse Management Systems (WMS). The WMS suite includes applications for planning, executing, monitoring, and following up warehouse activities, optimizing the use of staff, space, and equipment, and maximizing the efficiency of day-to-day operations. It performs all tasks in real-time

24 x 7 x 365, adapting to resource constraints and priorities as well as coordinating interdependent warehouse and transportation activities.

•	IMI Collaboration. Our Collaboration software products address business process integration via web services and portal applications that support trading partner interaction over the web. They enable customers, vendors, and logistics service providers to collaborate around orders, confirmations, advance shipping notices, status inquiries and updates, track & trace and proof of delivery.

•	IMI Supply Chain Analytics. Our Supply Chain Analytics helps our clients assess operational effectiveness and how each functional area is contributing towards corporate goals. Through customizable management dashboards, pre-built reports, and proactive alerts, decision-makers can easily monitor key performance indicators across the supply chain, manage by prioritized exceptions, and ensure that all supply-chain functions are working with the same information.
     The IMI suite of solutions for Demand Chain Management is designed for specific vertical industries as follows:
•	Solutions for retailers. IMI’s retail solutions help retailers (including grocery, specialty goods, and direct merchant retailers) improve ordering, fulfillment, and customer service across sales channels. The products are designed to provide full visibility and control of distribution center and store inventory, as well as managing orders from vendors, warehouses, stores, customers, and consumers. They permit distribution centers and stores to maintain and control product inventory and goods-in-transit, and to replenish store shelves based on expected consumer demand. The control and visibility of inventory helps retailers reduce out-of-stocks, increase product availability at the shelf, improve response to customer demand and better utilize store shelf capacity.

•	Solutions for wholesalers. IMI’s wholesaler solutions focus on the grocery, specialty goods, and pharmaceutical and over-the-counter drugs industries. The solutions contain advanced order management, replenishment management, warehouse management, and collaborative management components. It is designed to give the wholesaler a logistics platform to enable very late customer orders, allow for multi-channel distribution within the same customer order, lower inventory handling and storage costs through managing cross-docking and merge-in-transit strategies throughout the logistics network, differentiating customer service to various individual customers to give additional focus to the most important customers, and support collaborative purchasing operations by providing suppliers with time-phased forecasts and replenishment schedules over the Internet.

•	Solutions for consumer goods manufacturers. IMI’s consumer goods manufacturer solutions target distribution-intensive supply chain operations and complement existing enterprise resource planning and supply chain planning systems. The products are designed to solve the problem of multi-channel integration through a collaborative order management solution that can fulfill global customer orders and deliver a single point of contact to customers.

•	Solutions for logistics service providers. IMI’s logistics service provider solutions focus on traditional services such as warehousing and transportation, but also complementary services like vendor-managed inventory, replenishment, inventory control, advanced collaborative order management and customer relationship management.
     IMI’s solutions are comprised of configurable, scalable and flexible components, including IMI Order, IMI Warehouse, IMI Replenishment, IMI Collaboration, IMI Analytics and IMI Access.
     HRM. Our HRM software products are principally offered by OpusOne Technologies. OpusOne Technologies is a developer and service provider of business management software solutions for state enterprises and multi-national corporations in Greater China.

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
     BI Software. Our BI software product, Executive Suite, is a fully integrated financial management application providing budgeting and forecasting, statutory consolidations, reporting and analysis to a broad spectrum of customers. Executive Suite is based on Microsoft .NET and Microsoft SQL technology which allows access via web-based technology.
     In addition, each of our Ross, Pivotal and IMI products offer complementary business intelligence through their analytics capabilities.
•	Ross EPM Analytics. Ross EMP Analytics is a suite of applications, integrated with Ross ERP and SCM which enables multi-dimensional and cross-functional analysis of key business drivers. Through customizable management dashboards, pre-built reports, and proactive alerts, decision makers can emonitor key performance indicators (KPIs) in real time. These include Ross EPM Sales Analytics for monitoring key metrics in sales and customer service, Ross EPM Manufacturing Analytics and Ross EPM Financial Analytics.

•	Pivotal Analytics Solution. The Pivotal Analytics solution is a business intelligence solution which enables organizations to analyze customer data. Pivotal Analytics enables businesses to gain greater insight and value from their CRM data, giving users the ability to analyze data, identify trends and make better-informed business decisions. It is built on the Microsoft BI platform, and offers the flexibility of a BI tool framework and the usability of a pre-packaged analytics application, making sophisticated analytical capabilities accessible.

•	IMI Supply Chain Analytics. The IMI Supply Chain Analytics helps our clients assess operational effectiveness and how each functional area is contributing towards corporate goals. Through customizable management dashboards, pre-built reports, and proactive alerts, decision-makers can easily monitor key performance indicators across the supply chain, manage by prioritized exceptions, and ensure that all supply-chain functions are working with the same information.
     Professional Services. Our professional services operation (which is distinct from our business services offerings) complements our enterprise application software offerings. We provide a broad range of services to install, optimize and support the software products. These services fall into two broad categories: Professional Services and Client Support.

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
     Client support seeks to ensure our clients easily gain answers to questions or issues related to their enterprise application software solution. Client support is provided through a variety of mediums, including web based support, email, telephone support, technical publications and product support guides. These mediums allow our clients to conveniently and effectively acquire their desired information on demand. Client support works closely with our clients’ internal support to provide timely product knowledge in assisting our clients in the usage of the solution. Generally, our client support is provided for under the maintenance provisions in our license agreements for an annual fee based on a percentage of the software license fees. Standard maintenance agreements generally entitle a client to certain product upgrades, product enhancements as well as access to our professional staff. In addition to standard support, we continue to expand our offering to include remote services and extended technical support.
     Product Development. To meet the increasingly sophisticated needs of our customers and address potential new markets, we generally strive to enhance the functionality of our existing products. Our enterprise application subsidiaries use a variety of methods to survey our customers, including questionnaires, direct discussions, and meetings at annual user conferences. We incorporate many recommendations into our products. We also conduct a variety of forms of market research with industry analyst groups and targeted industries to determine strategies for new features and functions. We are committed to achieving advances in the use of computer systems technology and to expanding the breadth of our product lines. Development activity during 2005 covered a range of evolving functionality enhancements to present releases of our products. For example,

•	In March 2005, Ross introduced Ross EPM, a suite of applications, integrated with Ross ERP and SCM, enabling fast, multi-dimensional and cross-functional analysis of key business drivers. Through customizable management dashboards, pre-built reports, and proactive alerts, decision makers can easily monitor key performance indicators in real time. The first application in the suite was Ross EPM Sales Analytics for monitoring key metrics in sales and customer service. In the fall of 2005, Ross EPM Manufacturing Analytics and Ross EPM Financial Analytics were added to the suite. Several other analytics modules are planned for 2006, including Inventory and Purchasing.

•	In May 2005, Ross introduced iRenaissance SCM 5.9.1 which offered improved planning and scheduling, enhancements to demand planning, enhancements to ERP integration and support for Oracle 10g technology.

•	In December, 2005, Ross introduced Ross Data Collection, a fully automated system that eliminates the need for manual entry of operational and inventory information. From initial receipt of materials to customer shipments, Ross Data Collection automates all tracking of material movements with immediate data capture and point-of-scan error alerts.

•	In April 2005, Pivotal introduced Pivotal Medical Devices 2.0, an upgraded industry-specific template for Pivotal CRM that addresses unique requirements in the medical devices industry.

•	In May 2005, Pivotal introduced Pivotal Sales 5.7, an upgraded module within Pivotal CRM, providing enhanced integration with Microsoft Outlook email, improved analytics functionality, Unicode CRM data support and enhanced .NET customization and application development capabilities.

•	In August 2005, Pivotal introduced Pivotal Financial Services 3.7, an upgraded industry-specific template for Pivotal CRM that addresses unique requirements in the financial services industries and the capital markets in particular.

•	In December 2005, Pivotal introduced Pivotal Homebuilder 3.6, an upgraded industry-specific template for Pivotal CRM that addresses unique requirements in the construction, homebuilding and real estate industries. The template provides improved sales processes, and neighborhood level interest tracking for leads and contacts.

•	In December 2005, Pivotal introduced Pivotal Interaction Connector – Universal Edition 5.7, a standardized, vendor-agnostic API that can be used to integrate the Pivotal CRM system to almost any brand of contact center hardware or infrastructure equipment.

•	In June 2005, IMI released new versions of the core products in the IMI Suite for supply chain management, IMI Order v9 and IMI Warehouse v5. IMI Order v9 introduced a new ultra-thin web user interface, configurable workbenches for streamlined workflows and increased user productivity, adherence to the Sarbanes-Oxley and IFRS mandates, built-in VAT and Intrastat handling along with other performance and usability improvements. IMI Warehouse v5 featured a world-class solution for dynamic pick optimization and real-time pick execution, complete re-architecting of inbound processes, support for Windows server deployment and Service Oriented Architecture based on web services.

•	In September 2005, Platinum China released version 6.4 of the PowerHRP suite which included employee motivation management and which completed the function of Employee Risk & Motivation Management, enhanced Attendance Tracking Management and enhanced Employee Self-Service.

•	In October 2005, IMI released a technology migration of its solution for coordinated supply chain execution, IMI Collaboration v3, based on open internet-based architecture, with hardware, operating system and database independent deployment and web services enablement.

•	In December 2005, IMI Warehouse v5.0i was released with integration (web services) to Ross ERP 5.9.

•	In April 2006, Ion Global redesigned its expresso interface which makes it easier for new customers to learn. Expresso is a hosted solution for direct email marketing used by a wide variety of customers throughout Asia.
     Projects in progress include several functionality enhancements important to a broad base of our customers, a new product release for medical device manufacturers, incremental enhancements for products designed for our targeted industries, a new analytics product and ongoing improvements to the integration aspects of applications which have been incorporated into our product suite.
     We have been increasingly moving software development capabilities for our enterprise application software products to India and China. Pivotal has established a software development center in Bangalore, India and Ross has established a software development center in Shanghai, China. This shift has enabled Pivotal and Ross to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By establishing our own development centers, rather than outsourcing to third parties as is frequently practiced in the software industry, we believe we have maintained better control over product quality and development schedules.
     Business Services segment. Our business services segment offers a variety of information technology services designed to allow customers to achieve either more value added services for their IT expenditures for the same cost or the same value added services for their IT expenditures for less cost. The services we offer cover the business optimization spectrum from industry advisory services to business process improvement services to traditional implementation services to tuning/optimization services to outsourced hosting/application management services.
     The business services segment also includes other specialized business services we offer in regional markets, including eBusiness consulting and web development services offered principally in the western United States, mobile user interface design consultancy and development services for the telecommunications industry in Korea, and marketing database and marketing support services conducted principally in Australia and New Zealand.
     Revenues from our business services segment slightly decreased to US$42.5 million in 2005 from US$42.9 million in 2004. As a percentage of total revenues, revenues from our business services segment constituted 17% of total revenues in 2005 and 23% of total revenues in 2004.
     We offer a variety of services to help companies customize, optimize and support their information technology infrastructures, including processes, systems and people. These services are generally much broader in scope than the more narrow implementation services which are typically offered by enterprise software companies as a part of their professional services offerings. The services we offer cover the business optimization spectrum, enabling customers to obtain more value for their IT expenditure, and include the following:
•	Strategy. These services cover industry advisory services, and are intended to help customers with requests such as, “What are the industry’s best practices?” and “What best practices should be adopted?”

•	Design. These services cover business process improvement services, and are intended to help customers with requests such as, “Please assist us in designing our business processes?”

•	Implementation. These services cover traditional implementation services which are typically offered by enterprise software companies as a part of their professional services offerings, and are intended to help customers with requests such as, “Please lead the overall effort with participation from our team.”

•	Enhancing. These services cover tuning and optimization services, and are intended to help customers with requests such as, “My system isn’t running well. Please help me figure out what is wrong.”

•	Outsourcing. These services cover hosting and application management services, and are intended to help customers with requests such as, “take care of the entire solution for me” and “Can you manage our applications and information technology needs?” Solutions offered in these services include Customer Application Development, System Integration, Software Product Engineering and Infrastructure related services.
     The services we offer to support information technology infrastructures are generally offered on a regional basis around the world through various subsidiaries, principally in the northeastern United States and Australia, including the following:
•	Ascent SGI. Ascent SGI is a 51% owned subsidiary with offices in the metropolitan New York region servicing customers principally in the northeastern United States.

•	Horizon Companies. Horizon Companies is a 51% owned subsidiary with offices in New Jersey, Mumbai and Ontario servicing customers principally in the northeastern and central United States. The acquisition of Horizon occurred in January of 2006 and the operating results of Horizon are not included in the Company’s consolidated financial statements for any of the years ended December 31, 2005.

•	Praxa. Praxa is a 100% owned subsidiary with offices in Australia servicing customers principally in Australia.

•	PK Information Systems. PK Information Systems is a 100% owned subsidiary with offices in Australia servicing customers principally in New South Wales in Australia.
     These business services subsidiaries specialize in providing IT consulting services, outsourced applications development, systems integration services and managed IT services to corporate and government market clients. In order to provide more cost-effective services to clients while maintaining a high quality of service, our business services subsidiaries employ both “on-shore” locally based professional services staff who can interact with a client’s local staff on-site, as well as “off-shore” based professional services staff typically located in India or China.
     IT Consulting Services. IT consulting services and project management services involve working with clients to understand their business issues and to identify and document achievable technical solutions to provide tangible business improvements. Utilizing staff with a range of industry experience, our business services subsidiaries each offer independent analysis, advice and technical consulting services to help customers plan, evaluate, select, develop and implement effective business solutions. In addition, Praxa also offers assistance with business planning and process modeling, financial modeling, defining and documenting business requirements, requests for tenders, defining functional specifications, and change control management.
     Outsourced Applications Development. Outsourced applications development involves the design, development, testing and deployment of custom software applications. Ascent SGI and Horizon offer engineers with experience in enterprise system design, object oriented analysis and design, and database design and implementation to help develop custom applications for clients. Praxa has developed an ISO9001:2000 certified delivery process which defines project management, analysis, design, software development, testing, deployment, quality control and support processes to enable Praxa to deliver systems adapted to the custom needs of the client. Ascent SGI, Horizon Companies, Praxa and PK Information Systems have custom applications development capabilities on several platforms, including Microsoft .NET technology.
     Systems Integration Services. System integration services integrate third party software solutions with custom developed interfaces to allow clients to utilize software solutions from various vendors. By combining IT consulting services and applications development capabilities, Ascent SGI, Horizon Companies and Praxa assist clients in implementing off-the-shelf software solutions into existing systems. Ascent SGI and Praxa are involved in implementing Pivotal CRM solutions into the existing systems of clients. In addition, Praxa leverages upon its association with Microsoft as a “Gold Certified Partner in Business Intelligence” to develop its systems integration services business.
     Managed IT Services. Ascent SGI, Horizon Companies and Praxa each offer a variety of managed IT services for clients, including outsourcing, facilities management and strategic infrastructure projects. IT outsourcing offers a practical alternative for organizations wanting to concentrate on core business activities, rather than devote limited resources to IT matters. Managed services include, providing outsourced desktop and data management, help desk support and information technology asset ownership, and acting as a strategic source for certain segments of a organization’s IT environment (such as second level support beyond the help desk).
     Other Specialized Business Services
     We offer other specialized business services in regional markets, including the following:
•	eBusiness Consulting and Web Development. We offer eBusiness consulting and web development services primarily through our wholly-owned subsidiary, Ion Global, which has offices in San Francisco, Hong Kong and Korea. Ion Global (other than Ion Global Korea which is engaged in providing solutions geared to the mobile business) is engaged in planning, architecting, and delivering e-business consulting services for both Fortune 500 multinational corporations and pan-Asian clients. Ion Global typically assists clients with the adoption of web-based technologies and helps clients deploy web-based initiatives to lower costs, increase sales, or increase efficiency. The industries with which Ion Global has the most experience are financial services, travel and transportation, communications, media and consumer goods.

•	Mobile User Interface Design Consultancy and Development. We provide mobile user interface design consultancy and development services for a number of leading Korean companies in the telecommunications industry primarily through Ion Global Korea. Ion Global Korea’s customers include service providers, mobile handset manufacturers and manufacturers of MP3 devices, wireless Internet broadband devices and interactive televisions. Ion Global Korea has expertise in designing user interfaces and graphic user interfaces which are considered critical to the success or failure of these devices which need to operate under a variety of pre-defined industry standard specifications. Industry standard specifications which Ion Global Korea designs under include, Wireless Internet Platform for Interoperability (WIPI), a standard developed in Korea to provide an operating environment for applications downloaded via the wireless Internet for use on a mobile device (like an MP3 player), Wireless Application Protocol (WAP), an open international set of communications protocols that standardizes the manner in which wireless devices (such as mobile phones) are used for Internet access, and Video on Demand (VOD), a technology to enable individuals to select videos from a central server for viewing on demand (for use in interactive televisions).

•	Marketing Database and Marketing Support Services. We provide business marketing data and marketing support services in Australia and New Zealand primarily through our Mezzo business. Mezzo maintains the IncNet databases as a source of marketing intelligence on medium and large companies and organizations in Australia and New Zealand. The IncNet databases, which identify decision makers within approximately 50,000 organizations in Australia and New Zealand, are used as a source of information by many business-to-business direct marketers in Australia and New Zealand. Direct marketers and other customers can use this data to develop and execute marketing campaigns, measure market penetration and analyze marketing opportunities. Marketing support services offered by Mezzo include inbound and outbound call center services, market analysis and research, and marketing database development services. Services are provided to lending marketers in several industries, including the financial services, consumer goods and automotive sectors. Mezzo has also used its data resources to assist companies in refining their marketing strategies, and has developed various modeling techniques to segment markets, quantify opportunities and allocate resources to the appropriate sales channel.
     Competitive Strengths
     We believe our principal competitive strengths in our CDC Software business unit include the following:
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
     We have developed industry-specific products for strategic specific industry segments (“micro-verticals”). Many of our enterprise software products have been designed and built to be industry-specific which allows businesses to immediately gain business benefits because unique industry-specific requirements are addressed by these systems without the need for extensive, costly customizations. The benefits that our customers gain, compared to companies that license generalized software systems include, reduced cost of the initial implementation due to the reduced need for customizations, rapid implementation and much shorter time-to-value, reduced training costs for end-users, and reduced cost of ongoing system maintenance.
     For example, with respect to Ross’ products, Ross focuses on the food and beverage, life sciences, chemicals, metals and natural products industries. Pivotal’s products have already been optimized and configured to include CRM products for the financial services (asset management, capital markets, commercial banking and private banking), healthcare, homebuilder and life sciences (medical device manufacturing), and general manufacturing industries. IMI’s products have been tailored for the grocery, specialty goods and pharmaceutical and over-the-counter drugs industries.
     We believe that the all markets for enterprise solutions are maturing and buyers are becoming increasingly sophisticated. They increasingly seek software applications that provide a very tight fit to their specific industry requirements. Additionally, we also believe that the rapidly growing market of mid-sized companies exhibits highly pragmatic buying characteristics, further adding to the demand for industry-specialized applications that fit their businesses. These market dynamics create significant competitive advantages for us compared to our typical competitors offering generalized software systems that require significant customization for each customer. As an example of this competitive advantage, our competitive win rates exceed 50% during 2005 in some of our target industries. This compares very favorably to the typical competitive win rates of 20-25% for generalized enterprise software systems.

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
     Goals and Strategy
     Our goal for our CDC Software business unit is to be an integrated global enterprise solutions company offering a complete range of software products to meet the needs of large and mid-sized enterprises in our target industries, with the capability of providing high quality, low cost outsourced software development services to develop additional products and offer support services complementary to our product line to meet our customers’ needs. The key elements of our strategy are as follows:
     Complement our product line through selective acquisitions. While we have built a broad product line principally through acquisitions, we may seek to add additional capabilities and functionalities with selective acquisitions of additional software, technologies or companies to complement the capabilities of our existing products. We believe that large and mid-market customers would find appealing the ability to contract with a single company which can offer a complete range of enterprise software products to meet all of their enterprise software needs, so we may seek to selectively acquire from around the world “best of breed” software and technologies to complement the line of enterprise software products which we offer.
     Invest in our existing businesses and align their operating plans. Now that we have recently completed the initial process of growing our line of enterprise application software products through several significant acquisitions, including the acquisitions of IMI in September 2003, Pivotal in February 2004 and Ross in August 2004, we are looking to invest in our existing businesses and align their operating plans to capitalize on future growth. To assist with this, CDC Software will form a new board of directors, separate from the Company’s board, which will focus on key growth initiatives and help the organization to become an independent, standalone company. The CDC Software board will discuss strategic and operational issues, review and approve new investments, review progress and implementation, and solve issues which cut across our various software businesses. Peter Yip, vice chairman of the board of the Company will serve as executive chairman of the CDC Software board and John Clough, a board member and chairman of the executive committee for the Company will serve as vice chairman of the CDC Software board. Additionally, the Company is in discussion with US-based board member candidates with deep enterprise software experience. In addition, CDC Software has announced several senior management team promotions in key areas including product direction, mergers and acquisitions, global services, sales and marketing.
     Extend existing applications and product scope. We intend to continue the development of our applications to add new functionality. The core strategy for product development and acquisitions will be driven by the following objectives which are expected to enhance our current competitive advantages and increase the value of the solutions provided to our customers:
•	Broader application functionality to address an increasingly expanded set of requirements for our customers.

•	Deeper functionality to address increasingly specific and complex requirements that are unique in each of our strategic industries.

•	Geographically-specific functionality to increasingly address the local requirements of each customer and enable expansion of our markets on a global basis.

•	Flexible delivery models to address the preferred acquisition and deployment preferences of each customer. We anticipate that customers will continue to prefer both traditional on-premise software licensing as well as Software as a Service (SaaS) options for accessing applications via the Internet based on subscription services. We intend to offer a full range of options to address the preferences of each customer.

•	Expanded services offerings to increasingly address a broader range of services needs for our customers. These may range from outsourced support and maintenance to fully outsourced operations or monitoring for adherence to best-practices.
     Leverage cross-selling opportunities with our expanded customer base. With the acquisition of Ross, Pivotal and IMI, we have, together with our other enterprise application software companies, approximately 4,000 customers worldwide which have licensed our products (which does not include the addition of more than 1,000 customers added as a result of our acquisition of c360 Solutions in April 2006). We believe that this large, global customer base provides a platform for cross-selling synergies within the group, and we plan on offering to individual customers the capability of purchasing from our group of related companies complementary product and service offerings. We further believe that our ability to approach individual customers is further enhanced with our greater global scale and global marketing presence.
     Target the markets in Japan and the PRC for enterprise application software, and leverage our experience and brand name in the Asia Pacific region. While we have clients worldwide, some of our key target markets will be Japan and the PRC. We believe that the potential growth of the enterprise software and business services market for mid-market manufacturing is significant in Japan and the PRC because many companies are re-locating their manufacturing operations to Asia Pacific due to lower overhead and labor costs, and because enterprise software products developed for the mid-market are more appropriate for the Japanese and the PRC markets due to the fact that in general, such products are easier to use, can be implemented rapidly and can be easily customized which helps to yield a low total cost of ownership; yet, such products can also be scaled with the growing needs of the customer.
China.com Inc. Business Unit
     Our China.com Inc. business unit is engaged in providing mobile services and applications, online entertainment, direct marketing and Internet products and services. China.com Inc. business unit is comprised of two segments, “Mobile Services and Applications” and “Internet and Media”.
     Our Mobile Services and Applications segment provides popular news and mobile applications services targeting the consumer market in China. We offer wireless services including Short Message Service (“SMS”), Multimedia Message Service (MMS”), Wireless Application Protocol (“WAP”) and Interactive Voice Response (“IVR”). We have established strong local direct connectivity with provincial mobile network operators in 31 provinces, which facilitates the marketing and promotional activities of our wireless services. Our mobile services and applications business is primarily operated through Newpalm and Go2joy, both of which are held through our subsidiary, China.com.
     Our Internet and Media segment is focused on online entertainment and Internet products and services that target users in China and Chinese communities worldwide via our portal network (www.china.com and www.hongkong.com). Included in the Internet and Media segment is our online games business hosting a wide assortment of games targeting the China market. The spectrum of games ranges from role playing games which create precise, rich and colorful virtual gaming worlds for online users, to online board games suitable for casual game players, to online poker games. Our online game platforms have reached approximately 20 million registered users in China. This segment also includes our Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region.

     Prior to 2005, our China.com Inc. business unit was organized in three segments, “Mobile Services and Applications”, “Advertising/Marketing” and “Others”. Advertising/Marketing segment was engaged in providing advertising and e-commerce services which are now included in the Internet and Media segment.
     Products and Services
     Mobile Services and Applications segment. We currently offer a comprehensive suite of mobile data applications, including dating, chatting, fortune telling, entertainment, information-related content and community services to mobile subscribers in China utilizing SMS, MMS, WAP and IVR services.
     Revenues from our mobile services and applications segment increased by approximately 45% to US$34.4 million in 2005 from US$23.7 million in 2004. As a percentage of total revenues, revenues from our mobile services and applications segment constituted 14% of total revenues in 2005 and 13% of total revenues in 2004.
     Services. Our mobile data application products are available through a variety of services, including the following:
•	SMS. SMS is a communications protocol which allows users to access, download and communicate information consisting of fairly simple and short text messages through mobile phones.

•	MMS. MMS uses General Packet Radio Service technology, or GPRS technology, and has a greater capacity than SMS. MMS transmits more data in a single message, enabling users to access and download color pictures, multi-tonal sounds and Flash files.

•	WAP. WAP is a set of communications protocols that standardizes the manner in which wireless devices (such as mobile phones) are used for Internet access. WAP allows users with WAP enabled handsets to browse content in a more user-friendly format on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet websites. WAP also uses GPRS technology, enabling users to access and download color pictures, multi-tonal sounds and Flash files.

•	IVR. IVR provides users with voice content, such as celebrity voice greetings and news information.
     Products. Some of our more popular products available through the different services, include:
•	Mobile Dating. Our mobile dating services are subscription-based community services that provide dating and chatting platforms through which subscribers may meet and socialize, or arrange to meet in person, by sending wireless messages. Users can select a particular geographic location to meet friends and set criteria, including age, gender, hobbies and qualifications, for the friends they would like to meet. Some services combine a mobile platform with our Internet portals so that subscribers can conduct chat sessions with online subscribers or mobile subscribers. In addition, certain subscribers can record and upload video clips and/or photos onto online websites, which enhances the communication among our online and mobile subscribers.

Mobile subscribers can access mobile dating services through SMS, WAP and IVR.

•	Fortune Telling. We offer a subscription and on-demand service that provides fortune telling and tips on one’s luck for the day. Users enter their birth dates and select fortune categories, such as relationships, general fortune or career that they would like to inquire.

Mobile subscribers can access fortune telling through SMS, MMS, WAP and IVR.

•	Jokes. We offer jokes on both a subscription and on-demand basis. Users can subscribe to a fixed number of jokes to be delivered each day, or they can order on a per-joke basis, which is delivered on demand. We develop our daily jokes internally or select jokes submitted by users.

Mobile subscribers can access jokes through SMS, MMS, WAP and IVR.

•	Mobile Games. We offer mobile games to subscribers. For Java based mobile games, subscribers can download these games to their handsets and play them with their handsets repeatedly. We offer these games through third party game developers. We also offer interactive network games of various types that we develop ourselves.

Mobile subscribers can access mobile games through SMS, WAP and IVR.

•	Information-Related Services. We offer current information, such as stock quotes, news and local weather conditions, and entertainment related products such as music and celebrity voice greetings to subscribers on a subscription and on-demand basis. Most of the information distributed from our mobile platform is aggregated from content partners through revenue sharing arrangements.

Mobile subscribers can access information-related services through SMS, MMS, WAP and IVR.

•	Pictures and Ringtones. We provide ringtone, picture and logo downloads through China.com’s portal and through a subscriber’s mobile handsets on a subscription and per download basis.

Mobile subscribers can access pictures and ringtones through SMS, MMS, WAP and (for ringtones) IVR.
     Internet and Media segment. Our Internet and Media segment is focused on online entertainment and Internet products and services that target users in China and Chinese communities worldwide via our portal network (www.china.com and www.hongkong.com). This segment also includes a Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region. Internet and Media segment offers the following products and services.
     Revenues from our internet and media segment increased by approximately 10% to US$9.0 million in 2005 from US$8.2 million in 2004. As a percentage of total revenues, revenues from our internet and media segment constituted 4% of total revenues in 2005 and 5% of total revenues in 2004.
     Online Games. 17game, while accounted for on the equity basis of accounting in 2005, commercializes online games in the China market which includes operating the games and developing marketing and promotional strategies for the games. It has an extensive distribution network in China, including both online and offline channels, and collaborates with two of the largest data center services operators in China. 17game licenses and distributes three fantasy based MMORPGs, Yulgang, Travia and Droiyan. Yulgang, which was commercially launched in mid-July 2005, has experienced rapid growth and popularity. We believe the number of concurrent players will continue to increase with additional investments in marketing, technical enhancement and support.
     The business model of Yulgang is different from traditional MMORPG business models because its revenue is generated from selling value-added virtual merchandise and services, rather than charging players fees for time spent playing the game. With strong point card sales since the commercial launch in mid-July 2005, we believe that this game will contribute a majority of our online games revenue in the second half of 2005. In addition, we expect there will be more synergies developed among our various businesses.
     Portal. The services and products of our portal include online advertisement, search, enterprise service and mail services.

     Travel and Trade Services. TTG publishes literature for the travel industry and organizes industry events. It is one of Southeast Asia’s most established information and access providers to the travel and tourism industry. TTG offers a wide range of travel and tourism media products, including publications, exhibitions, database management and Internet products. TTG also offers integrated marketing solutions and a platform for customers to showcase their products and services in the travel and tourism industry. TTG sells its products and provides services directly to its customers, such as travel associations and government agencies.
     Competitive Strengths
     We believe our principal competitive strengths in respect to our China.com Inc business unit include the following:
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
     Goals and Strategy
     Our goal for our China.com Inc business unit is to become one of the dominant providers of mobile services and applications in China and to emerge as a major player in the mobile services and applications sector. Further, we aim to be a leading portal and online game company in China. To achieve these goals, we intend to:
     Pursue selective strategic acquisitions and investments to achieve greater scale. We intend to pursue selective strategic acquisitions and investments aimed at complementing our existing suite of operations.
     Expand our product selection and integrate new services and applications. We intend to expand our existing products and services. We also intend to leverage our existing operation, interactive media and marketing platforms to identify and develop new services and applications with the potential to generate significant consumer demand. We plan to introduce new products and innovative technology from various international markets to capitalize on the long term growth opportunities in China. We also intend to access developed markets to source advanced and innovative technologies and applications from these markets to the China market.
     Broaden our customer base. We have maintained strong relationships with leading mobile network operators in China, at both the national and local provincial levels, and our existing marketing channels. We intend to further develop these relationships to expand our existing products, broaden our customer base and increase our average revenue per unit. We also intend to use a variety of traditional media, including television, radio, newspaper and magazine advertisement, in addition to our existing marketing channels to enhance our marketing efforts.
     Expand and develop our portal network. In 2005 and 2006, we placed, and are continuing to place, renewed emphasis on the development of our www.china.com portal network. We believe the portal network will play a critical role in driving synergies among our other related businesses, including our mobile services and applications and online games businesses, and will serve as a strategic and core business platform. We have begun to implement a repositioning strategy for the portal network to sharpen its vertical focus, and extend the depth of its product offerings in channels such as military, automobile and sports. We will be exploring cross-selling and cooperation opportunities between our business divisions in the areas of marketing and promotion, community building and mobile services and applications product sales.
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
     We believe that the enterprise software market has been undergoing a shift from generalized, one-size-fits-all, difficult to adapt and learn enterprise applications to focused, industry-specific applications that can be quickly installed at a lower upfront cost and maintained over the life of the system much more affordably because they require little, if any customization. We believe these industry-focused applications offer customers a more compelling return on investment in a more rapid timeframe and deliver significant improvements in total cost of ownership over traditional generalized enterprise applications. This shift has resulted in the creation of targeted applications that are economically viable for mid-sized as well as large enterprises.
     We believe in a strategy of focusing on enterprise software applications which generally incorporate industry-specific business expertise, best practices and regulatory requirements which can significantly reduce or eliminate much of the expense and time required to customize these applications. These applications must often be implemented into mixed software infrastructures at reasonable cost with minimal disruption to business operations, so it is important to utilize flexible technologies and architectures and have the software be usable and deployable via the Internet. In order to address the evolving enterprise software market, in addition to tailoring applications to match the unique requirements of each customer, vendors must offer flexible pricing, architecture and deployment options. At the same time, these software applications must extend the reach of the business processes to include customers, partners, suppliers and employees.
     Our China.com business unit also operates in an increasingly competitive environment. We are not the only company providing mobile services and applications, such as wireless services including Short Message Service (“SMS”), Interactive Voice Response (“IVR”), Multimedia Message Service (“MMS”) and Wireless Applications Protocol (“WAP”), in China. We face increasing competition for subscribers, mobile services and applications, and content from companies, such as: Sina Corporation, Sohu.com Inc., NetEase.com Inc., Tom Online Inc., Tencent.com Technology Limited, Linktone Ltd., Mtone Wireless Corporation and Kongzhong, as well as a number of smaller companies that serve China’s mobile services and applications market. In addition, in our portal business, our competition for user traffic, ease of use and functionality include Chinese and/or English language based Web search and retrieval companies, including AltaVista Co., Apple Daily, ChinaByte, FindWhat.com, Google, Inc., Hotbot, HotWired Ventures, Lycos, Inc., Mingpao.com, MSN, Netease.com, Inc., Netvigator.com, Overture Services, Inc. (acquired by Yahoo!, Inc.), Shanghai Online, Sina Corporation, Sohu.com, Inc., Tom Online Inc. and Yahoo!, Inc. We also encounter increased competition from Internet service providers, Web site operators and providers of Web browser software, including Microsoft Corporation or Netscape Communications Corporation, that incorporate search and retrieval features in their products.
     We believe that it is critical to our China.com business to maintain strong relationships with the leading mobile network operations in China, at both the national and local provincial levels, and our existing marketing channels. In order to be successful in the China market, vendors must continue to develop these relationships. We also believe in a strategy of developing our www.china.com portal network. We believe that our portal network will play a critical role in driving synergies among our other related businesses, including our mobile services and applications and online games businesses, and will serve as a strategic and core business platform.

Customers
     We believe our large, global customer base is one of our competitive strengths. As of December 31, 2005, we cumulatively had approximately 4,000 customer companies worldwide which have licensed our products (which does not include the addition of more than 1,000 customers added as a result of our acquisition of c360 Solutions in April 2006), with approximately 1,200 customer companies worldwide at Ross, 2,000 companies around the world which have licensed Pivotal software, and 800 customers worldwide which have licensed our other enterprise application software businesses. Not all of our customers which have licensed our products, however, are active on maintenance. Our enterprise software application customers include many of the world’s leading companies. Ross’ customers include Pez Candies, Nucor Steel, Schenectady International, Summit Kluber, Acambis, Jennmar Corporation and Litehouse Foods. Pivotal’s customers include VISA International Asia Pacific, Morgan Keegan & Company, Vantage Credit Union, Centex Homes, Beazer Homes, Standard Pacific Homes, Savills UK, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans. IMI’s customers include British Airways, Canadian Tire, GE Plastics, Mercury Marine and Royal Ahold.
     Our CDC Software business unit targets large and mid-sized enterprises and divisions of larger enterprises, as well as selected target industries, as our principal customer base. We believe that the mid-enterprise market and divisions of larger enterprises continue to be underserved, and require vendor solutions which can address the special needs of this market, such as the need to quickly realize benefits and returns from the software investment, the ability to make modular purchase decisions, the availability of risk-mitigating implementation services, applications offering a full range of functionality, strong customization support, industry-specific solutions, low total cost of ownership, flexible pricing models, and strong support of widely used technologies (like Microsoft). Additionally, customers are much more sophisticated and have come to expect not just knowledge of enterprise software applications (like ERP or CRM), but additional deep industry expertise from their enterprise application vendor. As a result, we believe the group of industry-specific enterprise software applications we have assembled that meet many of a company’s industry-specific requirements out of the box are attractive to customers, and will be an important element of our enterprise application strategy going forward.
     While we are a well established global company with strong market presence in North America, the United Kingdom, Western Europe and Australia/New Zealand, four of our key target markets for our CDC Software business unit, will be the Eastern Europe, Middle East, India and China markets where we have current customers, and which we believe have strong growth potential. We believe that we can increase the rate of our revenue growth by targeting the established market in Japan and the emerging market in China for enterprise application software.
     Our China.com business unit generates revenues from its Mobile Services and Applications segment from a comprehensive suite of mobile data applications, including dating, chatting, fortune telling, entertainment, information-related content and community services to mobile subscribers in China utilizing SMS, MMS, WAP and IVR services. We rely on mobile network operators in China to bill mobile phone users for our subscription fees. We have revenue sharing arrangements with China Mobile and China Unicom under which we receive 70% to 85% of the subscription fee collected from a mobile subscriber, with the balance being retained by the mobile operators. In addition to our charges, the mobile operators separately charge their subscribers RMB0.05 to RMB0.25 for every SMS, MMS or WAP message sent. These amounts are collected by the mobile operators and are not shared with us.
     As of January 1, 2005, in response to significant changes in the operation of the Mobile Services and Applications business in China, our China.com business unit is recording revenues from our mobile services and applications business on a “gross basis” (including the portion of the mobile services and applications revenue paid to mobile network operators as an addition to revenues and as an additional cost of revenues) rather than a “net basis” (excluding the portion of the mobile services and applications revenue paid to the mobile network operators).
     Our China.com business unit derives our Internet and Media revenues from online and print advertising, and online entertainment and Internet products and services that target users in China via our portal network.

17game, while accounted for on the equity basis of accounting, generates revenues from pay-for-use subscriptions to our online games, or from sales of virtual merchandise and services that players may purchase for the roles they are playing in the game in order to improve their performance. The game players buy our pre-paid game cards through distributors. Each game card has a given set of points installed in it. The game player must activate their pre-paid game cards using access codes and passwords.
Sales
     We sell our products and services through a variety of methods. Ross sells its products and services in the US and Western Europe primarily through a direct sales force. Pivotal sells its products and services in the US primarily through a direct sales force, and in the United Kingdom and France through a mixture of direct sales as well as indirect channels. At December 31, 2005, Ross, Pivotal and IMI had approximately 156 sales and marketing employees, collectively.
     In other areas of the world, we sell our products through partners and distributors. At December 31, 2005, Ross, Pivotal and IMI had approximately 56 distributors collectively. Ross has distributors in various countries in the following regions: Asia (including China and Japan), Australia/New Zealand, Eastern and Western Europe, the Middle East, South America, and Southeast Asia. Pivotal has partners in various countries in the following regions: Asia (including China and Japan), Australia/New Zealand, Eastern and Western Europe, the Middle East, South America, and Southeast Asia. These independent members of Pivotal’s partner program embed, resell or distribute its products, comprised of original equipment manufacturers, consulting and professional services companies, progressive product development organizations, and regional consulting and sales agents that meet certain criteria. These partners and distributors pay royalties on the sales of products and maintenance services.
     c360 Solutions, which does not maintain a direct sales force, sells its products both directly through an online store and more than 450 authorized reseller partners worldwide. The acquisition of c360 occurred in April of 2006 and the operating results of c360 are not included in the consolidated financial statements for any of the years ended December 31, 2005.
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
     We believe that Asia/Pacific is a strategic market with significant upside for our company. CDC Software companies, Pivotal, Ross and Platinum China have been successful for many years in the Asia/Pacific market. As we bring the family of CDC Software companies into one we are leveraging the strengths of each organization to maximize return from the Asia/Pacific region. We have created a single country operation in each of the major markets (Japan, China, Australia) in Asia to represent our products. We have completed the translation and localization of our solutions for each of these major markets. We have a combination of direct and partner distribution that covers all markets in the region.
     Our China.com Inc. business unit is focused on enhancing our relationships with China Mobile and China Unicom and launching promotions both through our portals and the general media. Currently, we have approximately 100 sales and marketing personnel who are located throughout China, including in Beijing, Nanjing, Shandong, Guangdong and Hangzhou, and maintain our relationships with China’s mobile operators at the national and local provincial level. Our primary sales and marketing initiatives in mobile services and applications include promotional activities through mobile operators, bundled access through partnerships with mobile operators and handset manufacturers, direct marketing through consumer portals like www.china.com, and general media advertising in traditional media, including point-of-purchase promotions, newspaper and magazine advertisements, radio and TV advertisements.
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
Treasury Management
     We generated $8.1 million of interest income in 2005, and as of December 31, 2005 our debt securities investment portfolio amounted to $148.2 million.
     We invest on the basis of recommendations from international investment banks, as well as information and credit ratings provided by independent ratings agencies including Moody’s Investors Service and Standard & Poor’s. When purchasing or selling debt securities, our policy is to obtain between three and five competing quotes. Generally, a debt security’s credit quality depends on the issuer’s ability to pay interest on the amount borrowed and to repay principal. The lower the credit rating, the greater the risk the issuer will default or fail to meet their payment obligations, as determined by the rating agency. As of December 31, 2005, 96% of our debt securities were invested in AAA-rated securities of U.S. government sponsored enterprises or U.S. Treasuries. We also held AA and AAA-rated short-term corporate debt which matured in March 2006, representing 7% of our debt securities. At present, we hold only one security that is rated lower than AAA. In the event of a downgrade in an investment to BBB-, as rated by Standard & Poor’s, or Baa3, as rated by Moody’s Investors Service, we will generally implement an orderly sale of the security in order to maintain a relatively conservative stance in our portfolio, although on a case-by-case basis we may decide to retain such debt securities. For a summary of the effects of our treasury management program on our liquidity and capital resources and our material market risks, see Item 3.D – “Key Information – Risk Factors – Risks relating to treasury management”, Item 5.B – “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk”.

     As of December 31, 2005, our investments in debt securities of $148.2 million are effectively reflected in our consolidated financial statements at their fair values, based on the market values of publicly traded debt securities. At the end of each quarter, if the end of the quarter fair value of a debt investment is below the original investment cost, the difference is charged to “accumulated other comprehensive income” under the shareholders’ equity section of our consolidated balance sheet. If the fair market value of any of our debt investments declines below its investment cost and the decline is considered “other-than-temporary”, the decline would then be reflected as an expense under “impairment of cost investments and available-for-sale securities” in our consolidated statement of operations.
     As of December 31, 2005, we had generated a significant portion of our interest income from our investments in debt securities. Our interest income is a source of liquidity for our working capital needs. Of $8.1 million in interest income, $5.3 million was generated by our investments in debt securities. Our consolidated quarterly interest income ranged from approximately $1.9 million to $2.1 million during 2005. Of this, interest income from debt securities ranged from approximately $1.2 million to $1.4 million. This reflects an annual interest income of $5.3 million or a yield of 3.2% on the average balance of $164.1 million of debt securities between January 1 and December 31, 2005, compared to a yield of 2.7% in 2004. The yield on our debt securities increased from 2.7% in 2004 to 3.2% in 2005.
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
     Vertical Computer Systems/NOW Solutions LLC. In April 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action against our subsidiaries Ross Systems, Inc. and others alleging, amongst other things, breach of contract, claims under contractual indemnifications and fraud arising from the sale of Ross’s HR/Payroll division to NOW Solutions in an amount of $3.5 million. In April 2003, Ross filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter has been remanded to the trial court for adjudication. The parties have engaged in and completed written and document discovery and have taken all material depositions. Meanwhile, the parties have filed their respective Notes of Issue and Certificates of Readiness for Trial, wherein each party has demanded a jury trial on all issues. The Court has scheduled a pre-trial conference for July 18, 2006. We believe that this action is without merit and we intend to vigorously defend such action.
     Harry Edelson In October 2003, Harry Edelson, a former member of our board of directors, brought an action at the District Court for the Northern District of Illinois against us and Dr. Raymond Ch’ien and Mr. Peter Yip, two members of our board of directors, seeking injunctive relief and monetary damages in connection with alleged violations of the Securities Exchange Act of 1934, as amended, in connection with his failure to be re-elected to the board at our 2003 annual general meeting. In February 2004, Mr. Edelson filed an appeal to a decision by the District Court to dismiss the action. The appeal was denied in April 2005 by the Courts of Appeal for the Seventh Circuit. In May 2005, Mr. Edelson petitioned for a re-hearing en banc at the Courts of Appeals. The petition was subsequently denied. In October 2005, Mr. Edelson petitioned to the Supreme Court for a Writ of Certiorari to the Courts of Appeal’s decision and in February 2006 the Supreme Court denied to hear the petition. In February 2004, Mr. Edelson brought an amended action at the District Court against us based upon the same allegations seeking monetary damages. In June 2005, we filed a motion for summary judgment at the District Court, and in November 2005, the motion was granted in our favour. We believe that the actions brought by Mr. Edelson are without merit and we intend to vigorously defend such actions.
     Class Action Lawsuit. A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of our securities between July 12, 1999 (the date of our IPO) and December 6, 2000, inclusive. The complaint charges us and the underwriters in our IPO with violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that the prospectus used in our IPO was materially false and misleading because it failed to disclose, among other things, that (i) the underwriters had solicited and received excessive and undisclosed commissions from certain investors, in exchange for which the underwriters allocated to those investors material portions of the restricted numbers of our shares issued in connection with the IPO; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate our shares to those customers, in exchange for which the customers agreed to purchase additional shares in the aftermarket at pre-determined prices. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to our insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. The independent members of our board of directors approved the proposed settlement at a meeting held in June 2003. As of March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions.
     Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action against our subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of $741,937. Pleadings closed in April 2004 when Lam filed its reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join the Company as a party. The parties are now disputing procedural matters in connection with the service of the amended Statement of Claim and the amended defense. We believe that this action is without merit and we intend to vigorously defend such action.
     Herkemij & Partners Knowledge. In April 2004 Herkemij & Partners Knowledge B.V., or Herkemij Knowledge, filed a civil action against our subsidiaries Ross and Ross Nederland alleging Ross and Ross Nederland developed a software program named iProject using documentation and source code from Herkemij Knowledge’s copyrighted Project Administration and Control System. The action includes counts for copyright infringement, misappropriation of trade secrets, and unfair competition and seeks, among other things, injunctive relief, damages totaling $5.0 million to $10.0 million, and payment of royalties. In September 2004, the case against Ross Nederland was dismissed for lack of personal jurisdiction, and in February 2005, a hearing was held in which the judge refused to dismiss the case against Ross, but transferred the case to the Northern District Court of Georgia in Atlanta. We believe that the action is without merit, and intend to vigorously defend such action.
     Adding Value to Business Pty Ltd trading as Countrywide Systems Network (“Adding Value”). In December 2004, Adding Value filed a civil action against our subsidiary Praxa Limited alleging breach of contract, misleading and deceptive conduct and various equitable remedies in an amount of $993,000 plus interest and costs. In February 2006, the plaintiff paid security of costs in an amount of $22,700. On March 8, 2006, we filed and served a request for further and better particulars of the statement of claim and we received the plaintiff’s response to our request on April 11, 2006. We are currently preparing our defense and potential cross-claim against the plaintiff. We believe that the action by Adding Value is without merit and that we have a strong potential cross-claim. We intend to vigorously defend the action.

     Mantech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc, filed a civil action against our subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty Ltd alleging that CDC Australia failed to pay an amount of $3.7 million retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, we filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. We believe that the $3.7 million was correctly retained by CDC Australia in accordance of the terms of the acquisition agreement. We believe that the action is without merit, and intend to vigorously defend such action.
C. Organizational Structure
     CDC Corporation was incorporated in June 1997. The following table sets forth our significant subsidiaries organized by business unit as of April 30, 2006. Please note that the following table does not include our intermediate holding companies.

• Ross Systems, Inc.	• NewPalm (China) Information Technology Co. Ltd. (held by Palmweb Inc.)*

• Pivotal Corporation	• Beijing He He Technology Co. Ltd. (held by Group Team Investments)* (operates Go2joy)

• Industri-Matematik International Corp (51%)	• Beijing 17Game Network technology Co., Ltd*

• Platinum China Holdings Inc.(holds OpusOne)	• TTG Asia Media Pte Limited*

• Ion Global (BVI) Limited	• chinadotcom Portals Limited*

• Praxa Limited	• hongkong.com Portals Limited*

• PK Information Systems Pty Ltd.	• Shenzhen KK Technology Ltd (held by United Crest Limited)*

• Software Galeria, Inc. (51%) (holds Ascent and the assets of Horizon)

• MEZZO Business Databases Pty Limited

• Assets acquired from JRG Software, Inc.

• c360 Solutions Incorporated

( )      Denotes percentage ownership, if less than 100%

*	Subsidiaries held under our 77% owned subsidiary, China.com, which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, or GEM. As at December 31, 2005 we owned 81% of China.com Inc. As of March 31, 2006, as a result of our acquisition of the remaining 52% of Equity Pacific Limited which ultimately owns Beijing 17game Network Technology Co Limited, we own 77% of China.com Inc. See Item 10.C – Material Contracts for a summary of the terms of the 17game acquisition.
Corporate Structure in China for our China.com Subsidiary
     Overview
     As at March 31, 2006, China.com, a 77% owned subsidiary of CDC Corporation, operates the following two business segments in China:

-	Mobile Services and Applications; and

-	Internet and Media (including our Online Games business).
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
     With respect to our Newpalm business, we have formed two ICPs, Beijing Newpalm Technology Co., Ltd., or Beijing Newpalm, and Beijing Wisecom Technology Co., Ltd., or Beijing Wisecom. Two of China.com’s employees, Mr. Wang and Mr. Cui, each own 50% of Beijing Newpalm and 50% of Beijing Wisecom, respectively. Beijing Newpalm and Beijing Wisecom are held under trust deed arrangements under which Mr. Wang and Mr. Cui also serve as trustees of the trusts, and Palmweb Inc. is the holding vehicle of China.com incorporated in Cayman Islands which is the 100% beneficiary of the trusts.
     With respect to our Shenzhen business, the ICP is Shenzhen KK Technology Ltd., or Shenzhen KK. Two of China.com’s employees have ownership interests in Shenzhen KK with Mr. Fan and Mr. Cui each own 50% of Shenzhen KK. Shenzhen KK is held under trust deed arrangements under which Mr. Fan and Mr. Cui also serve as trustees of the trusts, and Unitedcrest Investments Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.
     With respect to our China.com Portal business, the ICP is Beijing China.com Technology Services Co., Ltd., or Beijing China.com. Three of China.com’s employees have ownership interests in Beijing China.com with Mr. Wang and Ms. Wang each owning 40% of Beijing China.com and Ms. Wu owning 20% of Beijing China.com. Beijing China.com is held under trust deed arrangements under which Mr. Wang, Ms. Wang and Ms. Wu also serve as trustees of the trusts, and chinadotcom Portals Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.
     With respect to our Go2joy business, the ICP is Beijing He He Technology Co., Ltd., or Beijing He He. Two of China.com’s employees have ownership interests in Beijing He He with Ms. Wang and Ms. Wu each owning 50% of Beijing He He. Beijing He He is held under trust deed arrangements under which Ms. Wang and Ms. Wu also serve as trustees of the trusts, and Double Keen Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.
     With respect to our 17game business, the ICP is Beijing Hulian Jingwei Technology Development Co., Ltd., or Beijing Inter Connected. Two of China.com’s employees have ownership interests in Beijing Inter Connected with Mr. Wang owning 70% of Inter Connected and Mr. Fan owning 30% of Inter Connected. Inter Connected is held under trust deed arrangements under which Mr. Wang and Mr. Fan also serve as trustees of the trusts, and Equity Pacific Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.
     Licenses and Agreements
     The ICPs each hold various types of licenses required by the regulatory authorities in China with respect to operating their respective businesses.

•	Beijing Newpalm, Beijing Wisecom, Beijing He He and Shenzhen KK each hold a license to provide SMS, MMS, IVR, WAP and other mobile services and applications to public subscribers in China.

•	Beijing Newpalm, Beijing He He and Shenzhen KK each hold a nationwide license to provide mobile value added services, or MVAS in the PRC.
     During 2005, Beijing Newpalm continued to serve as the primary ICP within Newpalm. Previously, Beijing Newpalm had entered into agreements with China Mobile to provide services on China Mobile’s network and Beijing Wisecom had entered into agreements with China Unicom to provide services on China Unicom’s network. As the primary ICP within Newpalm, Beijing Newpalm continues to enter into various agreements with China Mobile to provide services on China Mobile’s network, and except for a few provinces, Beijing Newpalm has replaced Beijing Wisecom to renegotiate with China Unicom to provide services on China Unicom’s network.
     Beijing He He has entered into agreements with China Mobile and China Unicom to provide MVAS services using either China Mobile’s or China Unicom’s network.
     Shenzhen KK has entered into agreements with China Mobile to provide MVAS services using China Mobile’s network.
     Beijing China.com holds an Internet Content Provider License and has been authorized to operate an Internet portal with the URL www.china.com. Beijing China.com also holds various licenses which are attached to the Internet Content Provider License, such as an Internet advertisement license and an Internet news reporting license.
     Beijing Inter Connected holds one Internet content provider licenses and has been authorized to operate two Internet portals with the URL www.17game.com. and the URL www.yxwz.com for all its online games. Beijing Inter Connected also holds various licenses which are attached to the Internet content provider license which are particularly applied for each game imported into and operated in China.
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
     The WFOE formed to provide services for Beijing Newpalm, Beijing Wisecom and Shenzhen KK is Newpalm (China) Information Technology Co., Limited, and such WFOE charges a fee of approximately 90% of the gross revenue of each of Beijing Newpalm, Beijing Wisecom and Shenzhen KK for its services.
     The WFOE formed to provide services for Beijing China.com is Chinadotcom Communications Technology Development (Beijing) Limited, and such WFOE charged a fee for 2005 averaging approximately 49% of the gross revenue of Beijing China.com for its services.

     The WFOE formed to provide services for Beijing He He is Beijing He He IVR Mobile Technology Ltd. For 2005, such WFOE had not charged Beijing He He a fee.
     The WFOE formed to provide services for Beijing Inter Connected is Beijing 17game Network Technology Co., Ltd., and such WFOE is able to directly sell the final online game products to the consumers instead of charging a service fee via Beijing Inter Connected.
     D. Property, Plants and Equipment As of March 31, 2006, our executive headquarters occupy approximately 2,500 square feet of gross office space under various leasing arrangements at Suite I, 5/F, Building A, East Gate Plaza, 9 Dongzhong Street, Dongcheng District, Beijing, People’s Republic of China. As of March 31, 2006, we owned no real estate. Among our major subsidiaries:
•	Ross has its corporate headquarters, research and development, sales, marketing, consulting and support facilities in Atlanta, Georgia where it occupies approximately 27,000 square feet. Ross also maintains a leased facility for product development in San Marcos, California and maintains leased office space in the following additional locations: England (Northampton); The Netherlands (Zeist); and Spain (Barcelona).

•	Pivotal maintains its principal, professional services, education and research and development facilities in Vancouver, British Columbia where it leases approximately 135,000 square feet of office space, approximately 71,400 square feet of which is sublet. The principal office for Europe, the Middle East and Africa is located in leased space shared with Ross and IMI in Northampton, England. Pivotal also has a development center in Bangalore, India in leased space. As of December 31, 2005, Pivotal has also leased offices in Auckland, New Zealand; Belfast, Northern Ireland; Paris, France; Tokyo, Japan; Toronto, Ontario; Atlanta, Georgia; Bethesda, Maryland; Chicago, Illinois; Dallas, Texas; Mountain View, California; and Westborough, Massachusetts. Pivotal also leases shared workspaces in various locations in Australia, Europe and the United States.

•	IMI has its principal product development facilities and its Nordic service, support, sales and marketing offices in Stockholm, Sweden in approximately 13,500 square feet of leased space. In addition, IMI also leases an aggregate of approximately 39,000 additional square feet of space elsewhere in Sweden in Globen, Linköping and Hässleholm. IMI also leases office space in Mt. Laurel, New Jersey.

•	China.com maintains its administrative, marketing and development facilities in Beijing, Hong Kong and Singapore where it leases office space. China.com also leases office space elsewhere in China, including Guangzhou, Shenzhen, Hangzhou, Lanzhou, Liaoning, Nanjing, Sichuan and Tianjin, as well are in Korea.
     We and our subsidiaries also lease other office space in various other locations in the United States, Canada, Europe, Asia and Australia. During the fourth quarter of 2005 and continuing into 2006, we elected to expand our remote work model to reduce our overall reliance on leased facilities. By the end of the second quarter of 2006, we expect to only occupy four offices in North America in Atlanta, Vancouver, Chicago and Mt. Laurel. The amount of cost benefit from this reduction in leased facilities will depend upon the success of our sublease program.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report on the Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under Item 3.D. of this Annual Report on the Form 20-F, “Key Information – Risk Factors” and Item 11 of this Annual Report, “Quantitative and Qualitative Disclosures About Market Risk”.
A. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Products and Services
     CDC Corporation, with facilities in the People’s Republic of China, North America, Europe and Australia, is a global provider of enterprise software, mobile services and applications and internet and media services. The Company offers the following products and services to customers in Hong Kong, Taiwan, the PRC and other parts of Asia, Australia, North America, New Zealand, South America, the United Kingdom and the rest of Europe:
•	Software. Our enterprise software business is a global provider of enterprise software applications and related services. Our products are designed to support and automate the processes of an organization to achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions. Our products seek to help companies worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and improved regulatory compliance. The software suite includes Enterprise Resource Planning (“ERP”), Customer Relationship Management (“CRM”), Supply Chain Management (“SCM”), Order Management Systems (“OMS”), Human Resources and Payroll Management (“HRM”) and Business Intelligence (“BI”) products.

•	Business Services. The Company’s business services offering includes information technology services, eBusiness consulting, web development and outsourcing in Hong Kong, Australia, Korea, and the U.S., and a marketing database and marketing support service offered principally in Australia and New Zealand through Mezzo Business. The Company’s business services companies provide program management, outsourcing services, application development and ongoing support services using a wide range of technologies. These services are principally offered through our subsidiaries, Ion Global, Ascent SGI, Praxa and PK Information Systems.

•	Mobile Services and Applications. Our mobile services and applications business provides news and mobile applications services targeting the consumer market in China. It offers wireless services including Short Message Service (“SMS”), Interactive Voice Response (“IVR”), Multimedia Message Service (“MMS”) and Wireless Application Protocol (“WAP”). We have established strong local direct connectivity with provincial mobile network operators in 29 provinces, which facilitates the marketing and promotional activities of our wireless services. Our mobile services and applications business is primarily operated through Newpalm and Go2joy, both of which are held through our subsidiary, China.com.

•	Internet and Media. Our Internet and Media business encompasses a range of businesses, including our Internet media business which is focused on online entertainment and Internet products and services that target users in China via our portal network (www.china.com and

www.hongkong.com) and a Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region operated by TTG.
     Our business model has evolved away from a pan-Asian Internet company over the past two years in large part through strategic acquisitions and investments. In the enterprise software area, we made two significant acquisitions in 2004. In February 2004, we acquired Pivotal, an international CRM software provider. In August 2004, we completed the acquisition of Ross Systems, Inc. (“Ross”), an internationally established process manufacturing ERP software provider. In the mobile services and applications business, in May 2004 we acquired Go2joy, a mobile services and applications provider in China. The contribution of Pivotal, Ross and Go2joy to our consolidated financial statements, combined with a full year of contribution in 2004 from companies acquired in 2003, have resulted in a significant increase in annual revenues in 2004 and 2005 as compared to 2003.
Competitive Advantages
     Our competitive advantages in our two key segments, Software and Mobile Services and Applications, are:
     Software
•	We offer a range of enterprise software products which enable businesses to increase revenues, margins and customer loyalty.

•	We have developed industry products for specific industry segments (“micro-verticals”).

•	Our products can be implemented rapidly, can be easily customized and are relatively easy to learn, all of which help to yield a low total cost of ownership but high return on investment.

•	Our products can be scaled with the needs of our customers.
     Mobile Services and Applications
•	We have integrated mobile and portal platforms.

•	We have a scalable, high-margin business model which allows us to deliver our products to a large mobile subscriber base quickly and at a low cost.

•	We have extensive China-wide network coverage with direct local connectivity with China Mobile in 28 provinces and with China Unicom in 26 provinces.

•	Our management team has extensive experience in the mobile data applications market in China.
Key Trends and Uncertainties Affecting our Revenue and Results of Operations
     The following trends are currently affecting our revenue and results of operations:
•	Improving Economic Conditions – Our operating performance for any period of time is impacted by global macroeconomic trends. An important factor affecting our ability to generate revenue is the effect of general economic conditions on our customers’ willingness to spend on our products and services. Over the past year as economic conditions have gradually improved, our customers have been more willing to invest in software products and services. It is not certain, however, whether economic conditions will continue to improve or whether enterprises will increase spending on enterprise software, business services, or our other product offerings in the near term. Although the global economy impacts all of our businesses, the Chinese economy in particular has an impact on our mobile services and applications business. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. The

Chinese economy affects our results as customer spending on mobile services and applications depends on customers in less economically developed provinces of China being able to achieve income levels that allow them to spend on our services.
•	Software Technology Changes – Our enterprise software products compete in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements. We continually seek to expand and refresh our product offerings to include newer features or products, and enter into agreements allowing integration of third-party technology into our products. Expanding and refreshing our product offerings impacts our results of operations because of continuing high levels of investment required in research and development.

•	Changes in Operating Practices of the Mobile Operators in China – Recent changes in policies or guidelines of the mobile operators such as the change to new billing systems for 2G services which require users to make two confirmations to order services via the Internet or mobile phone, enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services, or the recent change in billing policy on undeliverable MMS messages have resulted in and may further result in lower mobile services and applications revenues or additional operating costs for us.

•	Higher Operating Expenses – We will continue to incur significant operating expenses in the foreseeable future as a result of (i) recurring acquisition-related expenses including amortization of acquired intangibles and stock compensation expense; (ii) research and development required to keep our enterprise software business competitive; and (iii) targeted investments in certain businesses.

•	Lower Interest Income – Interest income, which has historically had a significant positive impact on our results, is expected to continue to decrease as a result of (i) continuing acquisitions and investments in our business which have reduced the overall cash balance over the past three years and will continue to reduce cash balances in 2006 and (ii) a continuation of our strategy of reducing the overall tenure of our investments in debt securities to shorter-term, highly rated securities.

•	Higher Non-cash Tax Expense – In 2004, we incurred significant deferred tax expenses resulting from the utilization of deferred tax assets related to net operating loss carryforwards at Ross and Pivotal for which a valuation allowance had been made on acquisition. If future events allow us to realize more of our deferred tax assets than expected, an adjustment to these deferred tax assets would result in a reduction of goodwill and higher tax expense.
     We believe the following uncertainties exist regarding our results:
•	Ability to Integrate the Operations of Businesses Acquired – Our ability to realize cost savings, synergies or revenue enhancements may be affected by the extent, timing and efficiency with which we can consolidate operations, reduce overlapping personnel, and achieve compatibility or integrate acquired technology, all of which are difficult to predict. We may not be able to realize cost savings, synergies or revenue enhancements from such integration, and we may not be able to realize such benefits within a reasonable time frame.

•	Ability to Increase Revenues – Although our revenue base has increased significantly as a result of the Ross, Pivotal and Go2joy acquisitions in 2004 and the Newpalm, Praxa and IMI acquisitions in 2003, if we are unable to continue to grow our revenues or experience a decline in revenues, our results will be negatively affected. Our ability to grow revenue depends on a number of factors including the speed with which we adapt to new technologies and introduce new products, regulatory actions, and the actions taken by our competitors. In our software business, our failure to

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
Effect of acquisitions
     During 2003 and 2004, we made the following material business acquisitions, by business segment, the results of which have been consolidated from the respective dates of acquisition. There were no material acquisitions during 2005.
Software

Acquired company	Date
Industri-Matematik International Corp. (“IMI”)	September 2003
Pivotal Corporation (“Pivotal”)	February 2004
Ross Systems, Inc. (“Ross”)	August 2004
Business Services

Acquired company	Date
Praxa Limited (“Praxa”)	February 2003
PK Information Systems Pty Ltd. (“PK Information Systems”)	August 2003
Mobile Services and Applications

Acquired company	Date
Palmweb Inc. (holds Newpalm (China) Information Technology Co., Ltd. (“Newpalm”))	April 2003
Group Team Investments Limited (holds Beijing He He Technology Co. Ltd. (“Go2joy”))	May 2004

Operating Segments and Discontinued Operations
     We report operating results in four business segments, “Software,” “Business Services,” Mobile Services and Applications” and “Internet and Media”. During 2005 the Company reorganized these segments into two core business units, CDC Software and China.com Inc. The operations of Software and Business Services is included in the CDC Software business unit and the operations of Mobile Services and Applications and Internet and Media is included in the China.com Inc business unit.
     In 2004, we reported operating results in five business segments, “Software,” “Business Services,” “Mobile Services and Applications,” “Advertising/Marketing” and “Others”. These segments were based primarily on the different production, manufacturing and other value-added processes that we performed with respect to our products and services and, to lesser extend, the differing nature of the ultimate end use of our products and services. Prior to 2004, we reported operating results in “Software and Consulting Services”, “Mobile Services and Applications”, “Advertising and Marketing Activities” and “Others”.
     All amounts in this Annual Report on Form 20-F reflect the reclassification of the pre-2005 segments and the reclassification of certain discontinued components so that they are comparable with the current year’s presentation.

Results of Operations
     The following table summarizes our historical results of operations in U.S. dollars and as percentages of total revenues for the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003		2004		2005
	(in thousands, except percentage data)
Revenues
Software	$12,891	17%	$107,879	59%	$159,164	65%
Licenses	$1,157	2%	$28,748	16%	$38,856	16%
Maintenance and consulting services	11,734	15%	79,131	43%	120,308	49%
Business Services	40,477	52%	42,927	23%	42,489	17%
IT products	6,083	8%	2,083	1%	2,079	1%
Consulting services	31,159	40%	37,308	20%	36,942	15%
Advertising	3,235	4%	3,536	2%	3,468	1%
Mobile Services and Applications	16,876	22%	23,694	13%	34,389	14%
Internet and Media	5,606	7%	8,173	5%	8,995	4%
Others	2,001	2%	10	—	—	—

	77,851	100%	182,683	100%	245,037	100%

Cost of revenues
Software	(9,357)	12%	(43,240)	24%	(62,381)	25%
Licenses	(362)	1%	(3,486)	2%	(6,589)	2%
Maintenance and consulting services	(8,995)	11%	(39,754)	22%	(55,792)	23%
Business Services	(23,311)	30%	(28,076)	15%	(26,909)	11%
IT products	(5,318)	7%	(1,879)	1%	(1,671)	1%
Consulting services	(16,754)	21%	(24,871)	13%	(24,079)	10%
Advertising	(1,239)	2%	(1,326)	1%	(1,159)	—
Mobile Services and Applications	(2,247)	3%	(4,597)	2%	(15,262)	6%
Internet and Media	(3,073)	4%	(3,319)	2%	(3,449)	2%
Others	(889)	1%	—	—	—	—

	(38,877)	(50%)	(79,232)	(43%)	(108,001)	(44%)

Gross margin and gross margin %	38,974	50%	103,451	57%	137,036	56%

Selling, general and administrative expenses	(31,606)	(41%)	(80,342)	(44%)	(101,954)	(42%)
Research and development expenses	—	—	(13,825)	(8%)	(21,325)	(9%)
Depreciation and amortization expenses	(7,454)	(9%)	(12,276)	(7%)	(16,162)	(6%)
Restructuring expenses	—	—	(3,387)	(2%)	(1,256)	(1%)

Total operating expenses	(39,060)	(50%)	(109,830)	(61%)	(140,697)	(58%)

Operating loss	(86)	—	(6,379)	(3%)	(3,661)	(2%)

Interest income	13,412	17%	9,653	5%	8,074	3%
Interest expense	(1,070)	(1%)	(1,895)	(1%)	(1,175)	(1%)
Gain on disposal of available-for-sale securities	4,599	6%	167	—	525	1%
Gain (loss) on disposal of subsidiaries and cost investments	(1,263)	(2%)	892	1%	483	1%
Other non-operating gains	934	1%	—	—	—	—
Other non-operating losses	(143)	—	—	—	—	—
Impairment of cost investments and available-for-sale securities	—	—	(1,362)	(1%)	—	—
Share of loss in equity investees	(124)	—	(308)	—	(1,593)	(1%)

Total other income	16,345	21%	7,147	4%	6,314	3%

Income before income taxes	16,259	21%	768	1%	2,653	1%

Income tax benefit (expense)	598	1%	(7,541)	(4%)	(4,574)	(2%)

Income (loss) before minority interests	16,857	22%	(6,773)	(3%)	(1,921)	(1%)
Minority interests in income of consolidated subsidiaries	(2,257)	(3%)	(1,000)	(1%)	(1,565)	(1%)

Income (loss) from continuing operations	14,600	19%	(7,773)	(4%)	(3,486)	(2%)

Discontinued operations
Loss from operations of discontinued subsidiaries, net of related tax benefit	(1,203)	(2%)	(610)	—	(47)	—
Gain (loss) on disposal/dissolution of discontinued subsidiaries, net	2,127	3%	(950)	(1%)	(3)	—

Net income (loss)	$15,524	20%	$(9,333)	(5%)	$(3,536)	(2%)

Year ended December 31, 2005 Compared to Year ended December 31, 2004
     Net Revenues
     Consolidated. Consolidated net revenues increased 34%, or approximately $62.4 million, from $182.7 million in 2004 to $245.0 million in 2005. Consolidated net revenues increased primarily from the inclusion of Ross, Pivotal and Go2Joy for the full year in 2005 and increased sales volumes in certain key products discussed below. The table below sets forth the revenues from our principal business segments and revenues as percentages of our total revenues for the periods presented:

	Year ended December 31,
	2003		2004		2005
		(in thousands, except percentage data)
Revenues
Software	$12,891	17%	$107,879	59%	$159,164	65%
Licenses	1,157	2%	28,748	16%	38,856	16%
Maintenance and consulting services	11,734	15%	79,131	43%	120,308	49%
Business Services	40,477	52%	42,927	23%	42,489	17%
IT products	6,083	8%	2,083	1%	2,079	1%
Consulting services	31,159	40%	37,308	20%	36,942	15%
Advertising	3,235	4%	3,536	2%	3,468	1%
Mobile Services and Applications	16,876	22%	23,694	13%	34,389	14%
Internet and Media	5,606	7%	8,173	5%	8,995	4%
Others	2,001	2%	10	—	—	—

	$77,851	100%	$182,683	100%	$245,037	100%

     The following table sets forth the revenues contributed for the years ended December 31, 2004 and 2005 by material subsidiaries acquired in 2004, by principal business segment:

	Year ended December 31,
	2004	2005
	(in thousands)
Revenues
Software — Ross, Pivotal	$71,885	$119,801
Mobile Services and Applications — Go2joy	2,055	2,538

	$73,940	$122,339

     Our top 10 customers accounted for 28%, 20% and 18% of our revenues for 2003, 2004 and 2005, respectively. No single customer accounted for 10% or more of the revenues during any of 2003, 2004 or 2005.
     Software. Software revenues increased from $107.9 million in 2004 to $159.2 million in 2005 primarily due to the increased customer base during 2005 and full year inclusion of Ross and Pivotal, which were acquired in 2004. Collectively, these two companies contributed total revenues of $119.8 million in 2005. As a percentage of total revenues, this segment generated 65% of the total in 2005, increasing from 59% in 2004.
     License revenues increased from $28.7 million in 2004 to $38.9 million in 2005, an increase of $10.2 million, primarily due to the increased customers base during 2005 and full year inclusion of 2004 acquisitions in the Software segment. In 2005, the Software segment signed approximately 300 new customers. New customers represented approximately 40% of total license revenues while repeat customers represented approximately 60% of license revenues. New software sales were strong in global vertical industries including financial services, discrete and process manufacturing, and homebuilding. Maintenance and consulting services revenues increased from $79.1 million in 2004 to $120.3 million in 2005, an increase of $41.2 million, also due to a full year inclusion of 2004 acquisitions. As a percentage of total software revenues, license revenues comprised 24% of Software revenues in 2005 compared to 27% in 2004, and maintenance and consulting services revenues comprised 76% of the total in 2005 compared to 73% in 2004.
     Business Services. Business Services revenues slightly decreased from $42.9 million in 2004 to $42.5 million in 2005 primarily as a result of the closure of our branch in Canberra, Australia, as a major government contract that supported the branch was not renewed. The revenue stream in both hardware sales and consulting services from this contract was lost in 2005 however revenues generated by other business units in the Business Services segment increased in 2005 due to new consulting projects. As a percentage of total revenues , this segment generated 17% of the total in 2005, decreasing from 23% in 2004 mainly due to the relatively higher revenue growth in other segments compared to the Business Services segment.
     IT product revenues remained relatively stable at $2.1 million in 2004 and 2005, respectively, as our Business Services segment continues to focus on providing services rather than a mix of product and service sales. Consulting services revenues decreased from $37.3 million in 2004 to $36.9 million in 2005, a decrease of $0.4 million. During 2004 and 2005, Praxa Limited increased its focus on consulting services. In 2003 and 2004 third party hardware and software sales accounted for 38% and 8% of the company’s revenues, respectively. The decision to concentrate on services was due to the reduced margin on third party sales. Large consulting contracts were established with new clients as well as with new projects with existing clients. As a percentage of total Business Services revenues, IT product revenues comprised 5% of the total in 2005 compared to 5% in 2004, and consulting services revenues comprised 87% of the total in 2005 compared to 87% in 2004.
     Revenues from advertising services remained relatively stable at $3.5 million in 2004 and 2005, respectively, as our Business Services segment continues to focus on providing software services rather than advertising services.
     Mobile Services and Applications. Mobile services and applications revenues increased from $23.7 million in 2004 to $34.4 million in 2005, an increase of $10.7 million, primarily due to the full year inclusion of Go2joy, which was acquired in 2004 and other factors described below. As a percentage of total revenues, this segment generated 14% of the total in 2005, increasing from 13% in 2004.
     Our product mix has continued to shift in 2005 as we grow new types of services in the areas of IVR and MMS that had been introduced in 2004. In 2004, sales of SMS services generated 81% of mobile services and applications revenues while revenues from IVR, WAP and MMS provided 10%, 7% and 2%, respectively. In 2005, SMS contributed 48% of mobile services and applications revenues, while revenues from IVR, WAP and MMS provided 24%, 20% and 12% of mobile services applications revenues, respectively.
     Mobile services and applications revenues were negatively impacted in the second half of 2004 by tighter regulatory controls and enforcement by the mobile operators. Various service providers, including Go2joy, were sanctioned during this period. In 2005, revenues increased primarily due to the change, as of January 1, 2005, from a net (excluding the portion of the mobile services and applications revenue paid to the mobile operators) to a gross (including the portion of the mobile services and applications revenue paid to the mobile operators as an addition to revenues and as an additional cost of revenues) basis of presentation of revenues and costs of revenues in response to significant changes in operations of the mobile services and applications business in China. On a comparable gross basis, MVAS revenues remained relatively stable, increasing 4% from $33.2 million in 2004 to $34.4 million in 2005 as this segment embarked on a diversification program for its MVAS services, moving away from SMS-based MVAS services, utilizing older technology, to Advance Mobile Products, which include MMS, IVR and WAP services, which allow for more advanced service offerings demanded by customers.
     Internet and Media. Internet and Media revenues increased from $8.2 million in 2004 to $9.0 million in 2005, an increase of $0.8 million, primarily due to the increased Portal revenue as a result of targeted investments made in 2004 to establish the Portal as an influential player in China. As a percentage of total revenues, this segment generated 4% and 5% of the total in 2005 and 2004, respectively.

     Others. We had no revenues from other products and services in 2005, a decrease from $0.01 million in 2004 and $2.0 million in 2003 primarily a result of scaling down the activities of under-performing and/or unprofitable businesses in this segment in 2003 and 2004.
     Cost of Revenues
     Consolidated. Consolidated cost of revenues increased 36%, or approximately $28.8 million, from $79.2 million in 2004 to $108.0 million in 2005. The increase in 2005 was primarily due to the full year inclusion of Ross, Pivotal and Go2joy, which were acquired in 2004. Gross margin percentage remained relatively stable and slightly decreased from 57% in 2004 to 56% in 2005. The following table sets forth the cost of revenues from our principal business segments and costs of revenues as a percentage of our total revenues for the periods presented:

	Year ended December 31,
	2003		2004		2005
	(in thousands, except percentage data)
Cost of revenues
Software	$9,357	12%	$43,240	24%	$62,381	25%
Licenses	362	1%	3,486	2%	6,589	2%
Maintenance and consulting services	8,995	11%	39,754	22%	55,792	23%
Business Services	23,311	30%	28,076	15%	26,909	11%
IT products	5,318	7%	1,879	1%	1,671	1%
Consulting services	16,754	21%	24,871	13%	24,079	10%
Advertising	1,239	2%	1,326	1%	1,159	—
Mobile Services and Applications	2,247	3%	4,597	2%	15,262	6%
Internet and Media	3,073	4%	3,319	2%	3,449	2%
Others	889	1%	—	—	—	—

	$38,877	50%	$79,232	43%	$108,001	44%

     The following table sets forth the cost of revenues contributed for the years ended December 31, 2004 and 2005 by material subsidiaries acquired in 2004, by principal business segment:

	Year ended December 31,
	2004	2005
	(in thousands)
Cost of revenues
Software — Ross, Pivotal	$24,793	$42,139
Mobile Services and Applications — Go2joy	591	1,248

	$25,384	$43,387

     Software. Cost of revenues from software sales increased from $43.2 million in 2004 to $62.4 million in 2005, an increase of $19.1 million, principally due to the full year inclusion of Ross, Pivotal and Go2joy, which we acquired in 2004. Collectively, cost of revenues for Ross, Pivotal and Go2joy were $43.4 million in 2005. As a percentage of software revenues, cost of revenues for software decreased to 39% of the total in 2005 from 40% in 2004, mainly due to the addition of Ross and Pivotal and the decreases in cost of revenues at our existing software businesses.
     Cost of revenues for license sales increased from $3.5 million in 2004 to $6.6 million in 2005, an increase of $3.1 million, primarily as a result of our acquisitions in the Software segment. Cost of revenues for consulting services was $55.8 million in 2005, an increase of $16.0 million from $39.8 million in 2004. As a percentage of total license revenues, cost of license revenues comprised 17% of license revenues in 2005 compared to 12% in 2004. As a percentage of total maintenance and consulting services revenues, cost of maintenance and consulting services revenues comprised 39% of the total in 2005 compared to 50% in 2004.

     Business Services. Cost of revenues in the Business Services segment decreased from $28.1 million in 2004 to $26.9 million in 2005, a decrease of $1.2 million, primarily as a result of the decrease in consulting services revenues in this segment. As a percentage of Business Services revenues, our cost of Business Services revenues decreased to 63% of the total in 2005 from 65% in 2004.
     Cost of revenues from IT product sales decreased from $1.9 million in 2004 to $1.7 million in 2005, a decrease of $0.2 million, primarily as a result of our business services companies continuing to focus on provision of services in 2005. Cost of revenues for consulting services decreased from $24.9 million in 2004 to $24.1 million in 2005, a decrease of $0.8 million, primarily as a result of the closure of the Canberra branch reducing consulting staff by 13. Also, higher reliance on contract staff rather than permanent staff to fulfill short term consultancy needs, resulted in the decreased cost of revenues from IT products sales. As a percentage of total IT product revenues, cost of IT product revenues comprised 80% of the total in 2005 compared to 90% in 2004. As a percentage of total consulting services revenues, cost of consulting services revenues comprised 65% of the total in 2005 compared to 67% in 2004.
     Cost of revenues from advertising services sales, historically included in Advertising/Media segment and reclassified in this Annual Report on form 20-F for the comparative purposes, decreased from $1.3 million in 2004 to $1.2 million in 2005, a decrease of $0.2 million, primarily as a result of lower volume in advertising services in 2005 compared to 2004. As a percentage of total advertising revenues, cost of advertising revenues comprised 33% of the total in 2005 compared to 38% in 2004.
     Mobile Services and Applications. Cost of revenues from Mobile Services and Applications sales increased from $4.6 million in 2004 to $15.3 million in 2005, an increase of $10.7 million, primarily a result of the change from net to gross presentation of revenues and cost of revenues as described above. This change also caused a decrease in gross profit percentage, although the absolute amount of gross profit did not change As a percentage of total Mobile Services and Applications revenues, cost of Mobile Services and Applications revenues comprised 44% of the total in 2005 compared to 19% in 2004.
     Internet and Media. Cost of revenues from Internet and Media sales increased from $3.3 million in 2004 to $3.4 million in 2005, an increase of $0.1 million. The rate of increase in costs of revenues in this segment was lower than the rate of revenue increase in the same segment primarily as a result of revenues from our Portal services which have higher gross margins. As a percentage of total Internet and Media revenues, cost of Internet and Media revenues comprised 38% of the total in 2005 compared to 41% in 2004.
     Others. We incurred no cost of revenues from other products and services in 2004 and 2005.
     Operating Expenses
     Consolidated. Total operating expenses increased from $109.8 million in 2004 to $140.7 million in 2005, an increase of $30.9 million or 28%, primarily due to a full year of contribution from Ross, Pivotal and Go2joy. Operating expenses were also impacted by acquisition-related expenses, including amortization of acquired intangibles, restructuring expenses, and stock compensation expense.
     Selling, General and Administrative Expenses (“SG&A” expenses). SG&A expenses increased by $21.6 million, or 27%, to $102 million in 2005. The increase in SG&A expenses was principally a result of a full year of SG&A expenses from Ross, Pivotal and Go2joy in 2005. Collectively, Ross, Pivotal and Go2joy contributed $67.7 million of SG&A expenses in 2005.
     As a percentage of revenues, SG&A expenses decreased to 42% of the total in 2005 from 44% in 2004. The decrease in SG&A expenses as a percentage of revenues in 2005 is attributable to the rationalization and integration initiatives at our corporate office and IMI and higher rate of increase in revenues compared to the rate of increase in SG&A expenses.

     Research and Development Expenses. Research and development expenses increased from $13.8 million in 2004 to $21.3 million in 2005, an increase of $7.5 million or 54%, principally as a result of the acquisitions of Ross and Pivotal in 2004.
     Depreciation and Amortization. Depreciation and amortization expenses increased from $12.3 million in 2004 to $16.2 million in 2005, an increase of $3.9 million or 32%, primarily due to the increase in amortization expenses of acquired intangible assets as a result of the acquisitions of Pivotal, Ross and Go2joy, which collectively contributed $3.9 million of amortization expenses in 2005.
     Restructuring Expenses. Restructuring expenses decreased from $3.4 million in 2004 to $1.3 million in 2005, a decrease of $2.1 million or 63%. See “Note 25- Restructuring Costs” in Item 18- Financial Statements for further discussion of restructuring expenses.
     Interest Income
     Interest income decreased to $8.1 million in 2005 from $9.7 million in 2004. The reduction was principally the result of the following factors: (i) earnout payments related to past acquisitions during 2005 which reduced the overall cash balance during the year as compared to 2004 and (ii) a continuation of our strategy of reducing the overall tenor of our investments in debt securities to shorter-term securities. On a quarterly basis, our interest income ranged from approximately $1.9 million to $2.1 million.
     As of December 31, 2005, we had generated nearly all of our interest income from $148.2 million in debt securities.
     The treasury management program in 2005 involved investments in debt securities that were funded with our credit facilities. Our credit facilities and related risks are further disclosed under caption “Liquidity and Capital Resources” in Item 5.B – Operating and Financial Review and Prospects.
     The weighted average interest rates on short-term borrowings as of December 31, 2004 and 2005 were 2.0% and 3.6% per annum, respectively.
     Interest Expense
     Interest expense decreased to $1.2 million in 2005 from $1.9 million in 2004. This decrease in interest was principally due to the decrease average balance in short-term loans outstanding during 2005.
     Other Gains and Losses
     Gain on disposal of available-for-sale securities was $0.5 million in 2005 compared to $0.2 million in 2004. We recorded a gain on disposal of subsidiaries and cost investments of $0.9 million in 2004 compared to $0.5 million in 2005. We had no other non-operating gains or losses in 2004 or 2005. We recorded $1.4 million in impairments on available-for-sale securities and cost investments compared to no such impairments in 2005. We recorded a loss of $0.3 million for our share of losses in equity investees in 2004 compared to $1.6 million in 2005.
     Income Taxes
     We recorded $4.6 million in income tax expenses in 2005, compared to $7.5 million in 2004. The significant change was principally a result of lower deferred tax expenses arising from the utilization of less deferred tax assets related to net operating loss carry-forwards at Ross and Pivotal for which a valuation allowance had been made on acquisition.

     Net Income (Loss)
     We generated a full year net loss of $3.5 million in 2005 compared to a net loss of $9.3 million in 2004, which represented a $5.8 million, or 62%, decrease from 2004. The principal factors contributing to the loss were (i) expenses related to the acquisitions in 2003, 2004 and 2005, including amortization of acquired intangibles, restructuring expenses, deferred tax expenses and stock compensation expenses; (ii) an increase in operating expenses primarily as a result of acquisitions; and (iii) a decrease in other income as a result of share of loss in equity investees as well as lower interest income.
     In 2005, we generated a net loss from operations of discontinued operations of $0.05 million compared to $0.6 million in 2004. We recorded a net loss on disposal/dissolution of such discontinued operations of $0.003 million in 2005 compared to $1.0 million in 2004.
Year ended December 31, 2004 Compared to Year ended December 31, 2003
     Net Revenues
     Consolidated. The increase in consolidated net revenues during 2004 was principally a result of the acquisitions of Ross, Pivotal and Go2joy, as well as a full year of results from Newpalm, Praxa, PK Information Systems and IMI each of which we acquired in 2003. The following table below sets forth the revenues contributed for the years ended December 31, 2003 and 2004 by material subsidiaries acquired in 2003, by principal business segment:

	Year ended December 31,
	2003	2004
	(in thousands of $)
Revenues
Software — IMI, Ross, Pivotal	$11,223	$105,432
Business services – Praxa, PK Information Systems	23,489	23,000
Mobile services and applications — Newpalm, Go2joy	16,876	23,694

	$51,588	$152,126

     Software. Software revenues increased by $95.0 million, or 737%, from $12.9 million in 2003 to $107.9 million in 2004 due principally to the acquisitions of Pivotal and Ross in 2004 and a full year of IMI’s results which we acquired in September 2003. Collectively, these three companies contributed total revenues of $105.4 million in 2004. As a percentage of total revenues, this segment generated 59% of revenues during 2004, increasing from 17% during 2003.
     License revenues were $28.7 million in 2004, up $27.6 million from $1.2 million in 2003 primarily as a result of our acquisitions in the software segment. Maintenance and consulting services revenues were $79.1 million in 2004, up $67.4 million from $11.7 million in 2003, also as a result of acquisitions. As a percentage of total software revenues, license revenues comprised 27% in 2004 compared to 9% in 2003, and maintenance and consulting services revenues comprised 73% in 2004 compared to 91% in 2003.
     Business Services. Business Services revenues increased by $2.5 million, or 6.0%, from $40.5 million in 2003 to $42.9 million in 2004 primarily due to improved revenues at PK Information Systems in Australia and our web integration businesses in Korea and San Francisco which was partly offset by lower revenue due to the closure of unprofitable offices in Australia, Singapore, Hong Kong, the United Kingdom and China. This segment generated 23% of revenues in 2004, decreasing from 52% in 2003. The decline in the percentage of overall revenues was primarily a result of the increase in total revenue after the acquisitions of Ross and Pivotal.
     IT product revenues were $2.1 million in 2004, down $4.0 million from $6.1 million in 2003 as our business services companies continue to focus on provision of services rather than a mix of product and service sales. Consulting services revenues were $37.3 million in 2004, up $6.1 million from $31.2 million in 2003. As a percentage of total Business Services revenues, IT product revenues comprised 5% of the total in 2004 compared to 15% in 2003, and consulting services revenues comprised 87% of the total in 2004 compared to 77% in 2003.

     Mobile Services and Applications. Mobile Services and Applications revenues increased by $6.8 million, or 40%, to $23.7 million in 2004 from $16.9 million in 2003. The increase in revenues was attributable to the full year of Newpalm’s results and the acquisition of Go2joy. This segment generated 13% of consolidated net revenues in 2004, decreasing from 22% in 2003 due to the increased amount of software revenues relative to total consolidated net revenues.
     Our product mix shifted in 2004 as we introduced new types of services in the areas of IVR and MMS. In 2003, sales of SMS services generated 97% of mobile services and applications revenues with the remaining 3% generated by WAP services. In 2004, SMS contributed 81% of mobile services and applications revenues, while revenues from IVR, WAP and MMS provided 10%, 7% and 2%, respectively.
     Mobile Services and Applications revenues were negatively impacted in the second half of 2004 by tighter regulatory controls and enforcement by the mobile operators. Various service providers, including Go2joy, were sanctioned during this period.
     Internet and Media. Internet and Media revenues increased by $2.6 million, or 46%, to $8.2 million in 2004 from $5.6 million in 2003. The increase in Internet and Media revenues was primarily attributable to increased Portal revenue as a result of targeted investments made in 2004 to establish the Portal as an influential player in China. This segment generated 4% of our total consolidated revenues in 2004, decreasing from 7% in 2003. The decline in Internet and Media revenues as a percentage of total revenues is attributable primarily to the increase in Software revenues after the acquisitions of Ross and Pivotal.
     Others. Revenues from other products and services were $0.01 million in 2004 compared to $2.0 million in 2003. The decrease was primarily a result of scaling down the activities of under-performing and/or unprofitable businesses in 2004.
     Cost of Revenues
     Consolidated. Consolidated cost of revenues increased from $38.9 million in 2003 to $79.2 million in 2004 principally due to the acquisitions of Pivotal and Ross and a full year results from IMI. The following table below sets forth the cost of revenues contributed for the years ended December 31, 2003 and 2004 by material subsidiaries acquired in 2003, by principal business segment:

	Year ended December 31,
	2003	2004
	(in thousands)
Cost of revenues
Software — IMI, Ross, Pivotal	$7,706	$42,455
Business services – Praxa, PK Information Systems	16,152	16,230
Mobile services and applications — Newpalm, Go2joy	2,247	4,597

	$26,105	$63,282

     Software. Cost of revenues in the Software segment increased by $33.9 million, or 362%, to $43.2 million for the year ended December 31, 2004 from $9.4 million in 2003, principally as a result of the acquisitions of Pivotal and Ross and a full year of results from IMI. Collectively, cost of revenues for Ross, Pivotal and IMI were $42.5 million in 2004. As a percentage of software revenues, cost of revenues for software decreased to 40% in 2004 from 73% in 2003 mainly due to the addition of Ross and Pivotal, and decreases in cost of revenues at our existing software businesses.
     Cost of revenues for license sales were $3.5 million in 2004, up $3.1 million from $0.4 million in 2003 primarily as a result of our acquisitions in the software segment. Cost of revenues for maintenance and consulting services was $39.8 million in 2004, up $30.8 million from $9.0 million in 2003. As a percentage of total license revenues, cost of license revenues comprised 12% in 2004 compared to 31% in 2003. As a percentage of total maintenance and consulting services revenues, cost of maintenance and consulting services revenues comprised 50% in 2004 compared to 77% in 2003.
     Business Services. Cost of revenues in the Business Services segment increased by $4.8 million, or 21%, to $28.1 million in 2004 from $23.3 million in 2003, primarily as a result of the increase in consulting services revenues for the business. As a percentage of Business services revenues, our cost of revenues increased to 65% in 2004 from 58% in 2003 mainly due to a drop in the gross margin percentage at Praxa.
     Cost of revenues for IT product sales were $1.9 million in 2004, down $3.4 million from $5.3 million in 2003 primarily as a result of our business services companies focusing on providing services, as opposed to providing products and services, in 2004. Cost of revenues for consulting services was $24.9 million in 2004, up $8.1 million from $16.8 million in 2003. As a percentage of total IT product revenues, cost of IT product revenues comprised 90% of the total in 2004 compared to 87% in 2003. As a percentage of total consulting services revenues, cost of consulting services revenues comprised 67% in 2004 compared to 54% in 2003.
     Mobile Services and Applications. Cost of revenues in Mobile Services and Applications segment increased by $2.4 million, or 105%, to $4.6 million in 2004 from $2.2 million in 2003. This increase was primarily a result of the inclusion of a full year of Newpalm’s cost of revenues. Although this segment contributed 13% of total revenues in 2004, its gross margin of 81% resulted in cost of revenues of only $4.6 million, or only 2% of total cost of revenues for the company during 2004.
     Internet and Media. Cost of revenues in Internet and Media segment increased by $0.2 million, or 8%, to $3.3 million in 2004, from $3.1 million in 2003. The gross margins in this segment have improved primarily as a result of revenues from our Portal which has a high gross margin. Consequently, as a percentage of total Internet and Media revenues, cost of revenues decreased to 41% of the total in 2004 from 55% in 2003.
     Others. We incurred no cost of revenues from other revenue sources in 2004 compared to $0.9 million in 2003. The decrease is a result of scaling down the activities of under-performing and/or unprofitable businesses in 2004.
     Operating Expenses
     Total operating expenses increased by $70.8 million, or 181%, in 2004 to $109.8 million, from $39.1 million in 2003. The increase was primarily due to the Ross and Pivotal acquisitions during 2004, a full year of IMI’s operating expenses in the software segment, the acquisition of Go2joy in 2004 and a full year of Newpalm’s operating expenses in the mobile services and applications segment. Operating expenses were also impacted by acquisition-related expenses, including amortization of acquired intangibles, restructuring expenses, and stock compensation expense.
     Selling, General and Administrative Expenses (“SG&A” expenses)
     SG&A expenses increased by $48.7 million, or 154%, to $80.3 million in 2004. The increase in SG&A expenses was principally a result of the acquisitions of Ross and Pivotal in 2004, a full year of IMI’s SG&A expenses in the Software segment, the acquisition of Go2joy in 2004 and a full year of Newpalm’s SG&A expenses in the Mobile Services and Applications segment. Collectively, Ross, Pivotal and IMI contributed $42.2 million of SG&A expenses in 2004. Newpalm and Go2joy contributed $7.3 million of SG&A expenses in 2004.
     As a percentage of revenues, SG&A increased to 44% in 2004 from 41% in 2003. The increase in SG&A expenses as a percentage of revenues is attributable primarily to the impact of the acquisition of Pivotal and inclusion of a full year of Newpalm’s results, both of which have high SG&A expenses as a percent of revenues.

     Research and Development Expenses Research and development expenses were $13.8 million in 2004, principally a result of the acquisitions of Ross and Pivotal in 2004 and inclusion of a full year of IMI’s results. We did not incur any research and development expenses in 2003.
     Depreciation and Amortization. Depreciation and amortization expenses increased by $4.8 million, or 64%, from $7.5 million in 2003 to $12.3 million in 2004. The increase was primarily due to the increase in amortization expenses of acquired intangible assets as a result of the acquisitions of Pivotal and Ross, which collectively contributed an additional $4.1 million of amortization expenses in 2004.
     Restructuring Expenses. Restructuring expenses were $3.4 million in 2004 compared to Nil in 2003. In 2004, we recorded restructuring costs of $3.4 million in the restructuring expenses line in the statement of operations related to IMI and Praxa Limited. At IMI, restructuring costs of $2.9 million were comprised of $1.9 million related to terminations of employees, $0.5 million for write-off of acquired software, $0.4 million related to closure of offices, and $0.1 million in other costs. At Praxa Limited, restructuring costs of $0.5 million were comprised of $0.3 million for terminations of employees, $0.2 in contract exit fees and other costs. IMI is part of the Software segment and Praxa Limited is part of the Business Services segment. We have completed these restructuring actions and no additional costs are expected to be incurred in connection with this restructuring.
     Interest income
     Interest income decreased to $9.7 million in 2004 from $13.4 million in 2003. The reduction was principally the result of the following factors: (i) acquisition of new businesses during 2004 which reduced the overall cash balance during the year as compared to 2003; (ii) lower prevailing interest rates in 2004 compared to 2003; and (iii) a continuation of our strategy of reducing the overall tenor of our investments in debt securities to shorter-term securities. On a quarterly basis, our interest income ranged from approximately $1.9 million to $2.8 million.
     As of December 31, 2004, we had generated nearly all of our interest income from $179.9 million in debt securities.
     The treasury management program in 2004 involved investments in debt securities that were funded with our credit facilities.
     The weighted average interest rates on short-term borrowings as of December 31, 2003 and 2004 were 1.4% and 2.0% per annum, respectively.
     Interest expense
     Interest expense increased to $1.9 million in 2004 from $1.1 million in 2003. This increase in interest expense was principally due to an increase in short-term loans.
     Other Gains and Losses
     Gain on disposal of available-for-sale securities was $0.2 million in 2004 compared to $4.6 million in 2003. We recorded a gain on disposal of subsidiaries and cost investments of $0.9 million in 2004, compared to a loss of $1.3 million in 2003. We had no other non-operating gains or losses in 2004, compared to a non-operating gain of $0.9 million and a non-operating loss of $0.1 million in 2003. In 2004 we recorded $1.4 million in impairments on cost investments and available-for-sale securities compared to no such impairments in 2003. We recorded a loss of $0.3 million for our share of losses in equity investees in 2004 compared to $0.1 million in 2003.

     Income taxes
     We recorded $7.5 million of income tax expenses in 2004 compared to an income tax benefit of $0.6 million in 2003. The significant change was principally a result of deferred tax expenses of $6.2 million arising from the utilization of deferred tax assets related to net operating loss carry-forwards at Ross and Pivotal for which a valuation allowance had been made on acquisition.
     Net Income (Loss)
     We generated a full year net loss of $9.3 million in 2004 compared to net income of $15.5 million in 2003, which represented a $24.9 million, or 160%, decrease from 2003. The principal factors contributing to the loss were (i) expenses related to the acquisitions in 2004 and 2003, including amortization of acquired intangibles, restructuring expenses, deferred tax expenses and stock compensation expenses; (ii) an increase in operating expenses primarily as a result of acquisitions; and (iii) a decrease in other income as a result of impairment of investments and available-for-sale securities as well as lower interest income.
     During 2004, we generated net loss from operations of discontinued operations of $0.6 million compared to $1.2 million during 2003. We recorded a net loss on disposal/dissolution of such discontinued operations of $1.0 million in 2004 and a net gain of $2.1 million in 2003.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, goodwill and intangible assets, business combinations, capitalization of software costs, investments, accounts receivable and allowance for doubtful accounts, deferred tax valuation allowance, stock based compensation, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in “Note 2- Summary of Significant Accounting Policies” in Item 18- Financial Statements.
     We believe the following critical accounting policies are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.
Revenue Recognition
     We generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.
     We generate revenues from four primary sources: Software, Business Services, Mobile Services and Applications, and Internet and Media services. We recognize revenue in accordance with US GAAP. The specific literature that we follow in connection with revenue recognition is the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 Revenue Recognition, the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-9 Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, FASB Emerging Issues Task Force (“EITF”) 00-21, Revenue Arrangements with Multiple Deliverables, and in certain instances EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

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
     When software licenses incorporating third-party software products are sold or sold with third-party products that complement our software, we recognize as revenue the gross amount of sales of third-party products. The recognition of gross revenue is in accordance with criteria established in EITF 99-19 because we are ultimately responsible for the fulfillment and acceptability of the products purchased, have full latitude in establishing pricing and assume all credit and general inventory risks.
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
     Prior to 2005, we recognized mobile services and applications revenues net of the mobile phone operator’s share of revenue and uncollectible amounts because we considered the mobile operators to be the primary obligors based on the fact that the mobile operators set maximum prices that we could charge and that the mobile operators also had the right to set requirements and procedures associated with using their platform. Prior to 2004, we relied on the mobile operators to advertise our services, and customers were not necessarily aware the services to which they were subscribing were being provided by us because they did not receive confirmations after subscribing to such services. This situation changed in 2005 as a result of (i) beginning in 2005, a large portion of our revenues are being generated on a new transmission platform which requires direct confirmation of every service ordered by customers and makes it clear to customers that we are responsible for providing such services; (ii) a substantial increase in direct advertising of our services; (iii) enhanced ability to select suppliers due to a shift from primarily using internally-produced content to purchasing content; and (iv) changes in mobile operators’ practices such as shifting their credit risk to us by taking an additional percentage of revenues from the arrangement to cover expected bad debts. Based on these recent changes, we changed our revenue presentation to the gross method on a prospective basis as of January 1, 2005.

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
     Internet and Media
     Revenue from internet and media mainly represents revenue from advertising, which is recognized on a straight-line basis over the period in which the advertisement is displayed, and when collection of the resulting receivable is probable, provided that no significant obligations of the Company remain. Advertising service fees from direct mailings are recognized when each advertisement is sent to a target audience.
Goodwill and Intangible Assets
     Our long-lived assets include goodwill and other intangible assets. Goodwill represents the excess of cost over the fair value of net intangible assets of businesses acquired. Goodwill and indefinite lived intangible assets are not amortized. All other intangible assets are amortized over their estimated useful lives.
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
     Intangible assets represent trademarks and service marks, uniform resource locators (“URLs”), software applications and programs, customer base and contracts, and business licenses and partnership agreements. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the intangible assets are as follows:

Trademarks	Indefinite
URLs	20 years
Software applications and programs	2 to 15 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years
     We test goodwill and intangible assets with an indefinite useful life for impairment on an annual basis as of December 31. This testing, carried out using the guidance and criteria described in SFAS No. 142, “Goodwill and Other Intangible Assets,” compares carrying values to fair values at the reporting unit level and, when appropriate, the carrying value of these assets is reduced to fair value. Factors that could trigger an impairment charge include, but are not limited to, significant changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, and significant negative industry or economic trends. Any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations for the periods in which such impairments occur.
     During 2004 and 2005, we performed the required impairment tests on goodwill and intangibles with an indefinite useful life and were not required to record any impairment. Management judgment is required with respect to the identification of reporting units based on our internal reporting structure that reflects the way we manage our business or operations, assigning assets and liabilities to reporting units, and assigning goodwill to reporting units. Significant judgment is also required to estimate the fair value of reporting units including estimating future cash flows, determining appropriate discount rates, estimating the applicable tax rates, projecting future industry trends and market conditions, and making other assumptions. The use of different estimates and assumptions could materially affect the determination of fair value for each reporting unit. If we change our estimates and assumptions in the future based on changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, or significant negative industry or economic trends, such changes might result in an impairment charge.
     We also annually review and adjust the carrying value of amortized intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of amortized intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including our assessment of the discount rate used and the amounts and timing of future cash flows. During 2004 and 2005, we performed the required impairment reviews and were not required to record any material impairment on amortized intangible assets. The use of different estimates and assumptions might have resulted in an impairment charge, or might result in an impairment charge in the future. As of December 31, 2005, $65.9 million of our identifiable intangible assets were subject to amortization.
Business Combinations
     We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition, we allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. For significant acquisitions we have obtained independent appraiser valuation reports to assist in determining the fair values of identifiable intangibles, including acquired technology, customer lists and trademarks. These valuations require us to make significant estimates and assumptions which include future expected cash flows from license sales and customer contracts and acquired technologies, discount rates, and assumptions regarding the period of time the acquired technology or customer relationships will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.
     In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. At December 31, 2004 and 2005 we had deferred revenue balances of $34.3 million and $35.8 million, respectively, which is primarily related to our acquisitions during 2004 and 2005. Management judgment is also required in determining an appropriate fair value for deferred revenue. If the fair values we determined for deferred revenues acquired in prior years were lower, our revenue for the year would have been lower.
Capitalization of Software Costs
     We capitalize computer software product development costs incurred in developing a product once technological feasibility has been established and until the product is available for general release to customers in accordance with SFAS No. 86, “Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed.” We evaluate realizability of the capitalized amounts based on expected revenues from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, we either accelerate amortization or expense the remaining capitalized amounts. Amortization of such costs is computed as the greater of the amount calculated based on (1) the ratio of current product revenues to projected current and future product revenues or (2) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, we expense the costs of such development because the impact of capitalizing such costs would not be material.
     Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenues used to assess realizability of the capitalized amounts. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2004 and 2005, capitalized software development costs were $3.5 million and $10.5 million respectively, and related accumulated amortization totaled $0.3 million and $1.3 million respectively.
Investments
     Debt and equity investments in available-for-sale securities are stated at fair value. Unrealized holding gain or loss, net of tax, on available-for-sale securities is reported in Other comprehensive income (loss) in the accompanying consolidated balance sheets and is included in a separate component of shareholders’ equity. Realized gains and losses and any decline in fair value judged to be other-than-temporary on available-for-sale securities are included in gain (loss) on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. Gains or losses on sales of investments and amounts reclassified from accumulated other comprehensive income to earnings are computed based upon specific identification. Interest on securities classified as available-for-sale is included in interest income.
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
Accounts Receivable and Allowance for Doubtful Accounts
     As we have operations in many countries, there are variations in our credit terms between countries and between revenue segments. The allowance for doubtful accounts is established based on our credit control policies. Allowances are made based upon regular reviews of all significant outstanding invoices, and we make specific provisions for bad debts if there is strong evidence that the receivable is not likely to be recoverable. In addition, invoices not specifically reviewed are provided for at differing rates, based upon the age of the receivable. Generally, when an account receivable is 90, 120 or 180 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. The determination of these rates is based on our historical collection experience and assessment of the economic environment in which the customer is situated. If our assessment and the data used to calculate the allowance for doubtful accounts does not reflect our actual ability to collect outstanding receivables, or if the financial condition of our customers were to deteriorate resulting in their potential inability to make payments, additional provisions for doubtful accounts may be needed, and future results of operations could be materially affected.
Deferred tax valuation allowance
     We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some or all of our deferred tax assets will not be realized. As of December 31, 2004 and 2005, we had deferred tax assets of $145.5 million and $151.7 million, respectively. We provided a valuation allowance of $130.0 million and $138.4 million as of December 31, 2004 and 2005, respectively, to cover our deferred tax assets. Our largest deferred tax asset item relates to our loss carry-forwards. If future events, such as a sustained trend of profitability in companies with a history of generating losses, allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur, except with respect to acquired companies for which the realization of pre-acquisition deferred tax assets through a reduction of valuation allowance would reduce goodwill and would increase deferred tax expense. At December 31, 2005, a maximum of $60.9 million of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce goodwill.
Stock-based Compensation
     We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related Interpretations, and complies with the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”). Under APB 25, stock compensation expense is recognized over the vesting period of the stock options based on the difference, if any, between the fair value of the underlying Company’s/China.com Inc’s shares at the date of grant and the exercise price of the stock options. While accounting for options under APB 25, the Company used the accelerated expense attribution method under FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans”, to recognize the stock compensation expense. We grant stock options with an exercise price equal to the fair market value on the date of grant and, accordingly, through December 31, 2005 no compensation expense had been recorded for stock options except for options which were issued as part of acquisitions. On January 1, 2006, we adopted the provisions of SFAS No. 123R (revised 2004) “Share-Based Payment,” (“SFAS 123R”) pertaining to accounting treatment for employee stock options, which require us to treat the fair value of the stock options granted to employees as compensation expense. The Company expects that the adoption of SFAS 123R will have a material impact on its results of operations.
Contingencies
     We regularly assess the estimated impact and probability of various uncertain events, or contingencies, and account for such events in accordance with SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”). Under SFAS 5, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated.
     Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. As of December 31, 2005 we had $1.1 million accrued for legal fees and contingencies. We use internal and external experts, as necessary, to help estimate the probability that a loss has been incurred and the amount or range of the loss. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of such accruals may change in the future due to changes in approach or new developments in each case.
Impact of Certain Recently Issued Accounting Standards
     In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 123R (revised 2004) “Share-Based Payment,” (“SFAS 123R”) which is a revision or SFAS 123. SFAS 123R supersedes APB 25 and amends SFAS No. 95, “Statement of Cash Flows.” The approach in SFAS 123R is generally similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations based on their fair values. Pro forma disclosure will no longer be an alternative.
     We adopted SFAS 123R as of January 1, 2006 using the modified prospective method. Under this transition method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. As permitted by SFAS 123, through December 31, 2005 we accounted for share based payments to employees using APB 25’s intrinsic value method and, as such, generally have not recognized compensation cost for employee stock options. The Company expects that the adoption of SFAS 123(R) will have a material impact on its results of operations.
     In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections.” SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, this Statement requires that a change in depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This new accounting standard is effective January 1, 2006. The Company will apply the provision of SFAS 154 when applicable.
     In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of EITF 04-13 is not expected to have a material impact on the Company’s financial statements.
     In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We are currently evaluating the effect that the adoption of FSP 115-1 will have on our consolidated results of operations and financial condition but we do not expect that it will have a material impact.
     In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. It allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133; establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued by the Company after January 1, 2007. The Company is evaluating the effect of the adoption of SFAS 155. It is not expected to have a material impact on the Company’s consolidated financial statements.
B. Liquidity and Capital Resources
     The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31 (in thousands)
	2003	2004	2005

Net cash provided by operating activities	$13,195	$10,790	$12,297
Net cash provided by investing activities	118,119	3,629	8,236
Net cash provided by (used in) financing activities	(108,959)	40,246	(36,353)
Effect of exchange rate changes on cash	—	33	(695)
Net increase (decrease) in cash and cash equivalents	22,355	54,698	(16,515)
Cash and cash equivalents at beginning of period	33,153	55,508	110,206
Cash and cash equivalents as at end of period	$55,508	$110,206	$93,691
     During 2005, we generated positive operating cash flows. Our cash and cash equivalents decreased to $93.7 million as of December 31, 2005 from $110.2 million as of December 31, 2004, primarily as a result of the repayment of bank loans and earnout payments. This decrease in cash and cash equivalents was partly offset by the proceeds from maturities of available for sale securities and by the positive cash flows from our operating activities. At December 31, 2005, we held $148.2 million in available-for-sale debt securities, the majority of which are issued by U.S. government-sponsored enterprises, which mature at various dates through 2008. Our total debt was $26.2 million at December 31, 2005 compared to $63.8 million at December 31, 2004.
Sources and Uses of Cash for the Year ended December 31, 2005
     Operating Activities
     Our net cash provided by operating activities was $12.3 million in 2005, compared to $10.8 million in 2004. Our cash flows from operating activities increased by 14% principally as a result of the following:
•	Net Loss – We incurred a net loss of $3.5 million in 2005 compared to net loss of $9.3 million in 2004, representing a $5.8 million year-over-year decrease. This decrease was due to (i) an increase in gross profit, (ii) a decrease in restructuring expenses, and (iii) non-cash expenses related to our acquisitions in 2004 which did not impact cash flows, including amortization of acquired intangibles, deferred tax expense and stock compensation expense.

•	Accounts Receivable – Our accounts receivable balances increased by $12.6 million and $5.1 million in 2004 and 2005, respectively. Lower increase in accounts receivables in 2005 compared to 2004 is due to the acquisitions of Ross and Pivotal in 2004.
     Other factors that had a negative impact on the year-over-year change in cash flows from operating activities included the following:

•	Deferred Revenues – Our deferred revenues increased by $6.4 million and $3.6 million in 2004 and 2005, respectively, primarily from higher deferred revenues as a result of the acquisition of Ross and Pivotal in 2004.

•	Accounts Payable, Tax Payable, and Other Liabilities – Certain of our payables balances increased after the acquisitions of Ross and Pivotal in 2004 resulting in cash inflows from these categories in 2004 compared to cash outflows in 2005.
     Investing activities
     Net cash provided by investing activities was $8.2 million in 2005, compared with $3.6 million in 2004. In 2005, large outflows included payments of $15.5 million for purchases of subsidiaries, net of cash acquired and $8.0 million in acquired intangible assets. These decreases in cash were more than offset by $30.6 million generated by maturity/disposal of available-for-sale securities. In 2004, large outflows of cash included payments of $112.7 million for purchases of subsidiaries, net of cash acquired, and $80.3 million for purchases of available-for-sale securities. These decreases in cash were offset by $212.1 million generated by maturity/disposal of available-for-sale securities.
     Financing activities
     Net cash used in financing activities was $36.4 million in 2005, compared with net cash provided by financing activities of $40.2 million in 2004. Cash used during 2005 consisted primarily of loan repayments of $42.5 million, partly offset by new loans of $5.1 million and issuance of common shares, mainly related to the stock options exercises, of $1.1 million.
Future cash requirements and sources of liquidity
     Future cash requirements
     In the future, we expect that our primary cash requirements will be to fund working capital including payment of contractual obligations and research and development expenses, repay debts, and fund contingent consideration payable for certain of our acquisitions.
     The following table summarizes our contractual obligations as of December 31, 2005:

	Payments due by period, in thousands
		Less than 1			More than 5
	Total	year	1 –3 years	3-5 years	years
Operating lease obligations (1)	$41,293	$9,797	$13,730	$9,480	$8,286
Short-term debt obligations	26,249	26,249	—	—	—
Pension liability	1,673	662	1,011	—	—

Total	$69,215	$36,708	$14,741	$9,480	$8,286

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
     In other areas, we expect our primary cash requirements for fiscal 2006 to be as follows:
•	Acquisitions – We may be required to make earnout payments relating to future acquisitions.

•	Debt Repayments – During 2005, we used cash of $42.5 million to repay loans. The remaining balance at December 31, 2005 of $26.2 million is due in 2006.

•	Investments in our Business – In 2006, we will be spending on targeted investments in certain businesses such as CDC Software Asia Pacific and our Portal, as well as investing in research and development required to keep our software business competitive.

     Future sources of liquidity
     We believe that cash flows from operating activities, combined with our existing cash and cash equivalents of $93.7 million and our available-for-sale debt securities of $148.2 million as of December 31, 2005, the majority of which will mature at various dates through 2008, will be sufficient to meet our future cash requirements described above.
     The following table summarizes the expected maturity dates of our debt securities as of December 31, 2005:

	Expected maturities, in thousands
		Less than
	Total	1 year	1–3 years
Unsecured fixed rate debt securities	$115,881	$23,118	$92,763
Secured fixed rate debt securities	32,270	11,838	20,432

Total	$148,151	$34,956	$113,195
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
     Lines of credit
     We have primary lines of credit with two banks, Fortis Bank and Standard Chartered Bank, which provide for a maximum borrowing capacity of $350.0 million.
     In August 2001, we entered into a line of credit agreement with Fortis Bank which provides for a maximum borrowing capacity of $250.0 million. The Company’s line of credit with Fortis Bank is a repurchase agreement pursuant to which the Company sold certain debt securities to the bank at a discounted price, and the bank agreed to sell the same debt securities back to the Company at that same price at the termination of the agreement. Throughout the term of the agreement, Fortis Bank will pay to the Company any income associated with the debt securities and the Company will pay to the bank interest calculated using the London Inter-Bank Offered Rate (“LIBOR”) plus 0.2% per annum.
     In August 2004, we entered into a $100.0 million collateralized credit facility with Standard Chartered Bank under which the Company deposits certain debt securities as collateral in exchange for cash. During the term of the agreement, the bank maintains a charge on such debt securities. The bank will pay to the Company any income associated with the collateralized debt securities and the Company shall pay to the bank interest calculated using the LIBOR plus 0.3% per annum. In February 2005, this rate was renegotiated to LIBOR plus 0.2% per annum.
     These banking facilities provide a source of reasonably priced capital and flexibility to finance operational working capital and acquisitions, without having to liquidate our investment portfolio at short notice. Since these banking facilities only allow us to borrow a percentage of our deposited collateral (usually 85%), our true borrowing capacity will be significantly less than the stated available credit line of $350.0 million, and our borrowing capacity would be affected if the value of our collateral were to decline. As of December 31, 2005, the carrying value of securities available for deposit as collateral was $115.9 million. At December 31, 2005, the unused portion of our lines of credit was $324.0 million.
     Except for bank loans of $26.2 million to be repaid in 2006, these arrangements do not have termination dates, but are reviewed annually for renewal. We believe our lines of credit provide us with an important source of backup liquidity.

Restrictions on our Liquidity
     While we have cash and cash equivalents of $93.7 million and total debt securities of $148.2 million as of December 31, 2005, $49.3 million of the cash and cash equivalents and $81.0 million of the total securities are held at China.com, as of April 2006, an 77% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as an 77% shareholder of China.com or a related party inter-company loan or similar transaction from China.com to us which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents and securities balance to, or to use the amounts of the cash, cash equivalents and securities balance for the benefit of, CDC Corporation at the parent entity level or our other subsidiaries outside of the China.com chain of subsidiaries.
     In addition to $93.7 million of cash and cash equivalents at December 31, 2005, we hold $2.1 million in restricted cash which is pledged for banking facilities. Restricted debt securities comprise $32.2 million of our total debt securities of $148.2 million at December 31, 2005 as such securities are pledged as collateral pursuant to drawdowns under our credit and repurchase facilities.
Uncertainties regarding our liquidity
     We believe the following uncertainties exist regarding our liquidity:
•	Ability to Grow Revenues and Manage Costs – Both our revenue and cost base have increased significantly as a result of the Ross, Pivotal and Go2joy acquisitions in 2004 and the Newpalm, Praxa and IMI acquisitions in 2003. If we are unable to continue to grow our revenues or experience a decline in revenues, or if we are unable to manage costs and reduce operating expenses, our ability to generate positive cash flows from operating activities in a sufficient amount to meet our cash needs would be adversely affected.

•	Integrating the Operations of Acquired Businesses – Integration of our acquired businesses could affect our liquidity as continuing integration of the businesses and operations into ours may require significant cash resources.

•	Future Acquisitions – Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition. In addition, if we acquire a business in the future that has existing debt, our cash requirements for servicing debt may increase.
Fair value of Financial Instruments
     The total fair values of available-for-sale equity securities in listed companies as of December 31, 2004 and 2005 were $0.5 million and $0.7 million, respectively, based on the market values of publicly traded shares as of December 31, 2004 and 2005.
     The total fair values of our available-for-sale debt securities as of December 31, 2004 and 2005 were $179.9 million and $148.2 million, respectively, based on the market values of publicly traded debt securities and the estimated fair values of unlisted debt securities, as determined by management having regard to the prices of the most recent reported sales and purchases of the securities as of December 31, 2004 and 2005.
     The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

     The fair value of our $25.0 million loan to Symphony, see Item 10.C. – “Additional Information – Material Contracts – Symphony Note”, was estimated at $24.6 million and $25.2 million at December 31, 2004 and 2005, respectively, based on discounting the future cash flows, considering borrowing rates available for loans with similar terms and maturity at December 31, 2004 and 2005.
     The carrying amount of the variable portion of our variable long-term bank loans approximate their fair value because the interest rates of the loans are close to the prevailing bank interest rate.
C. Research and Development, Patents and Licenses, etc.
     In 2004 and 2005, after acquiring Ross and Pivotal, we incurred significant research and development expenses. As discussed in Item 5.A – “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Capitalization of software costs”, we capitalize certain software development costs and expense others. In 2003, 2004 and 2005, research and development costs recorded in the statements of operations represented approximately nil, 8% and 9% of revenues, respectively. In 2003, 2004 and 2005, research and development costs in total, including costs which were capitalized, represented approximately 1% of consolidated revenues in 2003 and 9% of consolidated revenues in 2004 and 11% of consolidated revenues in 2005. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis, but not as a percentage of overall revenues.
D. Trend Information
     Our focus on the enterprise software and mobile services and applications industries has positioned us within industry sectors which continued to undergo rapid change over the course of fiscal 2005.
     In our CDC Software business unit, we made progress during 2005 in our continued integration and focus on operational improvements in relation to our acquisitions of Pivotal and Ross made in 2004. Pivotal’s CRM front-office software and Ross’s comprehensive, modular suite of enterprise software have enlarged our product portfolio; however, we believe it will take several more quarters for us to leverage the synergies that we consider are inherent within our enlarged software businesses. We will continue to execute our software strategy through targeted acquisitions and investments in our CDC Software business unit and through entering strategic partnerships with leading software vendors.
     In our China.com Inc business unit, the operating environment for the MVAS sector continued to be challenging in 2005, with sanctions and new policies imposed by the regulators and mobile operators. Our Short Message Service (SMS) business continued to be seriously impacted in 2005. We expect regulatory volatility to remain a characteristic of China’s mobile and communications industry for some time to come, so being nimble and able to proactively manage risks are essential factors of business sustainability. The addition in June 2005 of Shenzhen KK Technology Ltd, a MVAS provider in China, has broadened our service offerings and platform capabilities in nation-wide WAP businesses. Further, we continue to execute our online games strategy through the targeted buy-out of 100% of Equity Pacific Limited (which holds Beijing 17Game Network Technology Co. Ltd) in 2005 and early 2006, a leading massive multiplayer online role-playing games provider with a track record in launching and distributing online games in the China market. In the future, we may add investments in online game and mobile services and applications related companies which will allow us to broaden our service offerings, subscriber base, or platform capabilities.
     In 2006, we expect continued growth in revenue in the software, business services, mobile services and applications, and internet and media segments as a result of targeted acquisitions and investments, developing strategic partnerships, product development and organic growth.
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
G. Safe Harbor
     See “General Introduction – Forward-Looking Statements”.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth information regarding our directors and executive officers as of April 30, 2006:

Board of Directors	Age	Position	Class of Directorship
Raymond K.F. Ch’ien	54	Chairman	III, term to expire in 2008
Peter Yip	54	Vice Chairman and Chief Executive Officer**	III, term to expire in 2008
Wong Kwong Chi	54	Director	III, term to expire in 2008
Thomas M. Britt, III	45	Director	II, term to expire in 2007
K.O. Chia	52	Director	II, term to expire in 2007
Wang Cheung Yue, Fred	62	Director	II,II, term to expire in 2007
Carrick John Clough	58	Director *	II,I, term to expire in 2006
Fang Xin	53	Director*	II, term to expire in 2006

Executive Officers
Peter Yip**	54	Chief Executive Officer of the Company, Vice Chairman of the Company’s Board of Directors and Executive Chairman, CDC Software
Albert Lam	47	Chief Executive Officer, China.com Inc
Xiaowei Chen	38	Chief Financial Officer, China.com Inc
Hong Dai	39	Vice Chairman and Founder, CDC Games
Steve Xiaoming Zhao	36	Chief Operating Officer, and Executive Vice President, CDC Games
Verome Johnston	41	Chief Financial Officer, CDC Software
Eric Musser	41	Executive Vice President, Strategy, M&A, and Chief Technology Officer, CDC Software
Oscar Pierre	50	Senior Vice President, CDC Software, Latin America
Per Norling	50	President, CDC Software, Europe
Mark Carlile	46	Vice President and Managing Director, CDC Software, EMEA
Ian Whitehouse	41	Managing Director, CDC Software, Hong Kong
Serhat Oguz	41	Managing Director, CDC Software, ANZ

Executive Officers
Arthur Masseur	46	Vice President of Finance, CDC Software, EMEA
Jean Marc Kuhlmann	43	Vice President & Managing Director, CDC Software, France
Len Zapalowski	48	Senior Vice President Product Strategy, CDC Software
Dick De Haan	48	Vice President, CDC Software, Central & Eastern Europe

*	Subject to re-election by shareholders at our 2006 annual general meeting.

**	Mr. Peter Yip was appointed as Chief Executive Officer of the Company in April 2006. Mr. Steven Chan served as Acting Chief Executive Officer between August 2005 and April 2006, in addition to continuing to perform the roles of General Counsel and Company Secretary during that period. Dr. Ch’ien served as Acting Chief Executive Officer between March 2004 and March 2005 and Chief Executive Officer from March 2005 until August 2005.
     The address of each of our executive officers and directors is c/o CDC Corporation Limited, 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The following is a brief biography of each of our directors and executive officers:
     Raymond K.F. Ch’ien has served as chairman of our board since January 1999, and served as executive chairman of our board from April 2001 until August 2005 at which point he became chairman of our board. He served as acting chief executive officer between March 2004 and March 2005, and chief executive officer from March 2005 until August 2005. Dr. Ch’ien is chairman and a member of the executive and remuneration committees of our Hong Kong listed subsidiary, China.com Inc. Dr. Ch’ien is also chairman of MTR Corporation Limited and serves on the boards of HSBC Holdings plc, the Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch’ien received a doctoral degree in economics from the University of Pennsylvania in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.
     Peter Yip is the chief executive officer of the Company and a vice chairman of our board of directors. In addition, Mr. Yip serves as executive chairman to the board of directors of CDC Software. Mr. Yip was a founder of the Company and served as chief executive officer between 1999 and February 2005. Under his leadership, the Company was one of the first successful initial public offerings of an internet company from Greater China to be listed on NASDAQ, opening the door for other Chinese entrepreneurs to list their ventures in the U.S. capital markets. Mr. Yip is also a non-executive director of the Company’s Hong Kong listed subsidiary China.com Inc., and has served as vice-chairman of the China.com Inc. board since 1999. Mr. Yip is chairman of China Pacific Capital, and has over two decades of entrepreneurial and direct investment experience in the U.S. and the Asia Pacific region in which he has co-founded or provided seed funding to a number of successful start-up entities, including Linkage Online, Gartner Group Asia, YipKon Business Systems and Online Software Asia. In addition, Mr. Yip’s family-owned direct investment fund has made a number of successful co-investments with institutional investors, corporate investors and high net worth individuals, including CEF (a prior joint venture between Cheung Kong (Holdings) Limited and GE Capital), a Temasek Holdings company, Xinhua News Agency, Bechtel Enterprises Inc., Mitsui & Co. Ltd., Bay Networks Inc., SunMicrosystems Inc., America Online, Inc., Merrill Lynch-Fred Adler Technology Fund II and the New World Group. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with is Asian Alumni Entrepreneur Award. Mr. Yip received a master’s degree in business administration from the Wharton School and both a master’s degree and a bachelor’s degree in electrical engineering from the University of Pennsylvania. He also holds an associate degree from Vincennes University in Indianna.
     Carrick John Clough has served as a director of our board of directors since December 2003. In addition, Mr. Clough has served as the chairman of the executive committee of our board of directors since August 2005 and currently serves as vice chairman of the board of directors of CDC Software and chairman of the board of Praxa Limited. Mr. Clough also currently serves as chairman of Corgi International Ltd, a NASDAQ listed company. Further, he has been a special advisor to General Atlantic Partners since December 2000. Before joining General Atlantic Partners, Mr. Clough gained over 25 years of management experience in the IT industry internationally. He was a co-founder and managing director of the CSSL Group, a mid-range software distributor and hardware reseller in Asia. Prior to co-founding the CSSL Group, Mr. Clough held the position of general manager of JBA in Asia, an Australia-based worldwide mid-range software distributor, and gained working experience as a consultant in the United Kingdom and Europe. Mr. Clough received his education in New Zealand.
     Wong Kwong Chi has served as an independent director of our board of directors since August 2005. Mr. Wong is a partner of Argo Global Capital, LLC. Prior to joining Argo, he was a director and executive vice president of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing a $820.0 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of Hang Fung Gold Technology Ltd., Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council; member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received his Bachelor of Science and Master of Business Administration degrees from the Chinese University of Hong Kong.
     Thomas M. Britt, III has served as an independent director of our board of directors since May 2000. Mr. Britt is a partner with the international law firm, Debevoise & Plimpton LLP, resident in the firm’s Hong Kong office. Prior to joining Debevoise & Plimpton in 2004, Mr. Britt was the Managing Director of IRG Limited, an investment banking boutique he co-founded in 2000. Prior to co-founding IRG, Mr. Britt was the senior partner of the US Securities Group in the Hong Kong office of Clifford Chance LLP, the world’s largest law firm, and the founding and managing partner of the Hong Kong office of Rogers & Wells LLP, a leading US law firm. Mr. Britt has a juris doctor and a master’s degree in business administration from New York University and a bachelor’s degree from Georgetown University.
     K.O Chia has served as an independent director of our board of directors since September 2005. Mr. Chia has also served as an independent non-executive director of the Company’s Hong Kong listed subsidiary, China.com Inc. since July 2003. Mr. Chia serves as the President of the Hong Kong Venture Capital & Private Equity Association. His 27-year career includes being a US-Asia venture capitalist with Walden International as managing director; member of the founding management team that built Premisys Communications, Inc., a venture backed start-up technology company; and various management roles at Hewlett-Packard and Apple Computer. Mr. Chia holds a MBA degree from Strathclyde University, Scotland and a BEng (Hons) in Electronic Engineering from Sheffield University, England.
     Wang Cheung Yue, Fred has served as an independent director of our board of directors since October 2005. The Wang family founded Salon Films (Hong Kong) Limited (“Salon”) in 1969. Mr. Wang has been a director of Salon since 1970 and he has worked with various major Hollywood film and television companies in setting up projects in Asia. Since 1985, Mr. Wang has been involved with various investment groups in Asia notably Unifund S.A., a Geneva based investment service company. Mr. Wang’s current projects include a multimedia satellite investment business covering the Pacific Asia region as well as high definition technology of film and TV development in Asia. Mr. Wang is the Hon. Vice President of the China Film Foundation, a member of the Hong Kong Trade Development Council Entertainment Industry Advisory Committee, a member of the Board of Governors of the Federation of Hong Kong Business Associations Worldwide and Director of the Board of the Hong Kong International Film Festival Society Limited. Mr. Wang graduated with a Bachelor of Arts Degree in Business and Economics from Whittier College, California.
     Fang Xin has served as a director of our board of directors since November 2005. He is also currently general manager of the Asia-Pacific Regional Bureau and Hong Kong SAR Branch of Xinhua News Agency (“Xinhua”) and president of Golden Tripod (Holdings) Limited and Golden Tripod Technology Limited. Golden Tripod Technology Limited, an indirect wholly owned subsidiary of Xinhua, is one of the Company’s major shareholders. Mr. Fang is also a senior correspondent of Xinhua, and also serves as a non-executive director of the Company’s Hong Kong listed subsidiary, China.com Inc. Mr. Fang has approximately 25 years of experience in news reporting, editing, economic information analysis, and business management with governmental and non-governmental organizations and companies. Former positions held by Mr. Fang include serving as the general manager of the Guangdong Provincial Branch of Xinhua, the editor of “OUTLOOK” (a weekly publication of Xinhua), a correspondent for the Shenzhen sub-branch of Xinhua, a director of the Domestic News for Foreign Service group of the Guangdong Provincial Branch of Xinhua, chief of the Zhuhai sub-branch of Xinhua, and editor-in-chief and director of Economic Information Services of the Guangdong Provincial Branch of Xinhua. Mr. Fang graduated from Sun Yat-Sen University in Guangzhou, People’s Republic of China.
     Albert Lam has served as the chief executive officer of China.com Inc. since November 2005 and as chief operating officer of China.com Inc. since July 2004. He is responsible for formulating and executing the strategy and direction of China.com Inc. at the operating level. Mr. Lam has played a crucial role within China.com Inc’s core mobile valued added services (“MVAS”) business having served as chief executive officer of Newpalm, a wholly-owned subsidiary of China.com Inc. from July 2004. Mr. Lam has over 24 years of experience in the telecommunications and IT industries in North America and Greater China, of which more than seven years were with Motorola Inc. Prior to joining China.com Inc., he was Vice President of Motorola Asia Pacific and General Manager of the Taiwan PCS Division. Mr. Lam was the chief operating officer of Newpalm from March 2001 until December 2002 where he helped establish strong relationships with the local provincial operators. In addition, Mr. Lam has worked with Northern Telecom (Nortel) for 10 years and gained a broad range of experience in engineering, business developing, marketing and ventures management. Mr. Lam holds a master of business administration from the University of Calgary and a bachelor degree of Applied Science from the University of Toronto.
      Xiaowei Chen has served as our chief financial officer for China.com Inc., since June 2006. Previously, she had served as general manager for China.com Inc., since July 2005 where she was responsible for formulating China.com Inc's overall business strategy and spearheading the growth of China.com Inc's portal unit. Prior to joining China.com Inc., Dr. Chen was a media industry consultant with McKinsey’s New York office. Her areas of responsibility covered a full range of consulting services in the media industry including strategy formulation for the development of clients’ businesses and due diligence in mergers and acquisitions. Prior to that, Dr. Chen spent five years as an anchor and correspondent at CCTV. Dr. Chen received a doctoral degree in molecular genetics and biochemistry from the University of Science and Technology of China and conducted her post-doctoral work at the University of California, San Francisco.
      Hong Dai has served as our vice chairman and founder of CDC Games, the online games subsidiary of China.com Inc., since June 2006. Mr. Dai is responsible for the management and growth strategy of the Company’s online games business. Previously, he was the founder and chief executive officer of 17game, a leading massive multiplayer online role-playing games provider with a proven track record of launching and distributing successful online games in China, which was wholly acquired by China.com Inc. in March 2006. Prior to that, Mr. Dai served as chief executive officer of Beijing Artic Ice Technology Ltd (“Beijing Artic Ice”). During his tenure with Beijing Artic Ice, Mr. Dai acquired more than 20 online gaming websites and set up Yalian, one of the largest online entertainment websites in China. Mr. Dai holds a bachelor degree of computer science from the Beijing University of Aeronautics and Astronautics.
      Steve Xiaoming Zhao has served as our chief operating officer and executive vice president of CDC Games, the online games subsidiary of China.com Inc., since June 2006. Mr. Zhao is responsible for managing the daily operation and supporting the growth strategy of the Company’s online games business. Previously, he was president of 17game, a leading massive multiplayer online role-playing games provider with a proven track record of launching and distributing successful online games in China, which was wholly acquired by China.com Inc. in March 2006. Prior to that, Mr. Zhao was a partner with Amiko System Co., Ltd., a leading technology company in Beijing. Mr. Zhao holds an executive masters of business administration degree from Peking University/Fordham University and a masters degree in both computer science and applied mathematics from the University of Dallas. Mr. Zhao is also a PhD candidate in computer science at the University of Southern California.
     Verome Johnston has served as our chief financial officer for CDC Software since April 2006. Previously, he had served as vice president and chief financial officer of Ross Systems, Inc., a company acquired by us in August 2004, since December 2000. Mr. Johnston had joined Ross Systems in July 1998 as corporate controller. He was promoted to vice president in August 1999, and to chief financial officer of Ross Systems in December 2000. Immediately prior to joining Ross Systems, Mr. Johnston served as vice president and chief financial officer of Market Area North America for Sunds Defibrator, where he had been employed since June 1991. Prior to that, Mr. Johnston was employed with Deloitte & Touche. Mr. Johnston maintains a CPA certificate in Georgia and earned bachelor of business administration degrees in accounting and finance from Valdosta State University.
     Eric Musser has served as our executive vice president of strategy and M&A for CDC Software since March 2006. Previously, he had served as chief technology officer of Ross Systems, Inc., a company acquired by us in August 2004, since May 2000. Mr. Musser had joined Ross Systems in 1993 and was promoted to chief technology officer in May 2000 and to vice president of development in October 2000. Mr. Musser has also held senior positions in marketing and had been a critical influence in changing Ross Systems from client/server solutions to Internet based solutions. From 1989 to 1993 Mr. Musser held IT management positions in the steel industry.
     Oscar Pierre has served as senior vice president, Latin America for CDC Software since September 2005 and is responsible for operations activity for all of South Europe and Latin America. In this role, Mr. Pierre works closely with other global division heads to deliver solutions that meet area customer needs. Prior to this role, Mr. Pierre served as vice president, European and Latin American operations for Ross Systems. He joined Ross Systems when it acquired the company he founded, Software International SA, and became the managing director of the Spanish-speaking markets. Prior to Ross Systems, he worked at Data-Pack SA, an ERP software distributor, where he was a managing director before its acquisition by Computer Associates. He then assumed the duties of divisional manager and vice general manager of Computer Associates’ Spanish branch.
     Per Norling has served as our president of CDC Software, Europe since January 2006 and is responsible for global operations of IMI, the “supply chain management for distributors” division of CDC Software. His responsibilities include customer-focused software, services, and support solutions, as well as the company’s internal operations. Before joining IMI, Mr. Norling was chief operating officer of Baan Company in Europe, the Middle East, and Africa (EMEA). More recently, Mr. Norling was business leader for the EMEA region of Descartes Systems Group (DSG) and a member of the DSG Operations Team. Mr. Norling graduated in 1979 from the School of Industrial Economics in Linköping with a Master of Science degree in Engineering. Since then he has garnered over 20 years’ experience in the IT and manufacturing industries including sales, marketing, manufacturing, consultancy, and business development roles with Nordic and global industry leaders such as General Electric, Siemens, and Ericsson.
     Mark Carlile has served as our managing director, EMEA for CDC Software since March 2006 and is responsible for managing and guiding the long-term strategic growth of CDC Software in the European, Middle-Eastern, and African regions. Mr. Carlile joined Pivotal Corporation in 1999 as UK Sales Director, achieving 300% growth in revenue in the first year. In July 2000 he was promoted to General Manager, responsible for driving growth in the direct and indirect business channels in the UK and Ireland. His role expanded to include the African sub-continent in 2003. Promoted to Vice President Northern EMEA in 2005, he assumed responsibility for all direct and indirect operations in the region. In the latter part of the year, he managed the integration and took operational responsibility for the three CDC Software-owned companies based in the UK, namely Pivotal Corporation, Ross Systems, and IMI. Prior to joining CDC Software, Mr. Carlile held senior management roles at Continuus Software and Intersolv (now Merant). Prior to this, he had a successful and distinguished career in direct and indirect sales with positions for companies including Cognos, Deltak, and Pitney Bowes.
     Ian Whitehouse has served as our managing director, Asia for CDC Software since January 1, 2006 and is responsible for operations activity for all of Asia excluding Japan. In this role, Mr. Whitehouse works closely with other global division heads to deliver solutions that meet area customer needs. Prior to this role, Mr. Whitehouse served as director of professional services, CDC Software Asia. He joined CDC Software when it acquired the company he co-founded, Platinum China, where he was also director of professional services. Prior to Platinum China he worked for an ERP software distributor of Dun & Bradstreet software in Hong Kong and Xerox in Australia.
     Serhat Oguz has served as our managing director, ANZ for CDC Software since November 2005 and is responsible for managing and growing the operations of CDC Software in Australia and New Zealand. Prior to this role Mr. Oguz served as Finance Director for the CDC Australia group of companies since April 2003. Prior to this Mr. Oguz held senior finance positions with Ariba, SAP, and Computervision. Mr. Oguz holds a bachelor of business degree, as well as post graduate qualifications in both business administration and company secretarial practice. Mr Oguz is a member of the Australia CPA’s and of the Chartered Secretaries of Australia.
     Jean-Marc Kuhlmann has served as our vice president & managing director for CDC Software, France since August 2005. Prior to joining Pivotal, Mr. Kuhlmann held various positions at leading software companies including Microsoft EMEA as a sales & marketing manager and Hewlett-Packard where he worked as a sales representative for large accounts in their systems division in 1993 and was later promoted to sales manager and then manager of small & mid-market division in 2001.
     Arthur Masseur has served as our vice president of finance for CDC Software, EMEA since April 2006. Prior to this role, he served as International Finance Director of Ross Systems, Inc., since October 1995. Mr. Masseur joined Ross Systems in July 1998 as a business consultant. He was promoted to Area Resource Director in August 1999 and to International Finance Director of Ross Systems in March 2001. Immediately prior to joining Ross Systems, Mr. Masseur served as Finance Director of a division of ITT. Prior to that, Mr. Masseur served as European Controller of Stardent computers and held senior finance positions at KPN and Hewlett Packard.
     Len Zapalowski has served as our senior vice president product strategy for CDC Software since May 2005. Prior to this role, he had served as vice president business development, where he initiated the verticalization strategy for Pivotal which helped lead the organizational transformation of Pivotal to being a vertically market focused company. Mr. Zapalowski has extensive experience in both start-up environments and large multinational organizations. Prior to joining Pivotal, Mr. Zapalowski served as VP Business Development for Simba Technologies from 1999 to 2000 (acquired by Pivotal), Vice President Business Development for Infowave Software in 1998 and VP Business Development for NCompass Labs from 1996 till 1997. Mr. Zapalowski completed a Bachelors degree in Physics and a Masters degree in Applied Optics at Imperial College, London, England. He has also conducted postgraduate research in Applied Physics at Kings College, London, and has published papers on artificial intelligence and theoretical imaging.
     Dick de Haan has served as our vice president of CDC Software for Central & Eastern Europe since April 2005. Prior to this role, he was responsible for the Northern European region including France & Scandinavia. Mr. de Haan joined Ross Systems in 1998 and managed to grow the business in his territory, particularly in the strategic process manufacturing marketplace. Prior to CDC Software and Ross Systems, Mr. de Haan held senior management positions at SSA Global and other software solution vendors. Prior to his 17 years of experience in the software business, Mr. de Haan worked in various industries in the area of logistics and industrial engineering. Mr. de Haan holds a Master Degree in Econometrics at the Erasmus University of Rotterdam.
B. Compensation
Directors
     During fiscal 2005, we paid our directors compensation, inclusive of directors’ fees an aggregate amount equal to $256,193.39 and granted to them a total of 917,500 options to purchase our Class A common shares with exercise prices ranging between $2.69 and $5.16 per share. Directors are reimbursed for all expenses incurred in connection with each meeting of the board of directors and when carrying out their duties as directors of CDC. In February 2005, our board of directors adopted a revised director compensation structure with respect to our non-executive directors. Under the revised structure, effective January 1, 2005, non-executive directors would receive the following annual compensation and one time option grants with respect to board and committee service:

	Compensation	One Time Option Grant
Board service	$25,000	20,000
Chairman of Audit Committee	$20,000	20,000
Audit Committee service (other than chairman)	$15,000	15,000
Compensation Committee service	$7,500	5,000
Nominating Committee service	$7,500	5,000
     Under the revised structure, director compensation is not linked to attendance.
Executive Officers
     In the fiscal year end December 31, 2005, we paid our executive officers named in Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” as a group compensation (including salary, bonus and other incentives) in an aggregate amount equal to $4,094,084 and granted to them a total of 310,000 options to purchase Class A common shares, with exercise prices ranging between $2.99 and $3.33 per share . All of such options expire in 2015. We have entered into employment agreements with a number of the executive officers named in Item 6.A – “Directors, Senior Management and Employees – Directors and Senior Management”. In the fiscal year end December 31, 2005, the annual remuneration range of our executive officers named in Item 6.A. “Directors, Senior Management and Employees” (including salary, bonus and other incentive) ranged from $101,097 to $545,268. Our agreements provide for the reimbursement of expenses upon presentation of proper receipts in accordance with our policies. Termination arrangements typically provided for include, if such person is terminated by us without cause, the right to receive a payment equal to three months of their respective salaries plus a pro rated payment of one additional month of salary for every incremental year of service, and acceleration and full vesting of options.

Mandatory Provident Fund
     The Mandatory Provident Fund, or MPF, scheme is the standard pension payment required by the Hong Kong government. In the MPF scheme, mandatory contributions are basically calculated on the basis of 10% of an employee’s relevant income, with the employer and employee each paying $128 per month or up to 5% of the employee’s relevant income. This requirement also applies to our executive officers resident in Hong Kong in compliance with the overall scheme.
2005 Stock Incentive Plan.
     The 2005 Stock Incentive Plan (the “2005 Plan”) was adopted by our shareholders in the AGM of the Company held on November 4, 2005. The purpose of the 2005 Plan is to make available incentives, including alternatives to stock options, that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote the business of the Company and its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.
     A summary of the 2005 Plan is set forth below.
     Purpose. The 2005 Plan is intended to make available incentives that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote the business of the Company and its subsidiaries. The Company may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.
     Shares Subject to 2005 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares (“Shares”) which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under the 1999 Stock Option Plan (the “1999 Plan”). As of December 31, 2005, of the 20,000,000 Shares reserved for grant under the 1999 Plan, 5,163,749 Shares remain available for future grant, and there are 11,667,138 Shares to be issued upon the exercise of outstanding options under the 1999 Plan.
     Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change in the Company’s capital structure. Shares as to which an award is granted under the 2005 Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2005 Plan. Shares covered by an award granted under the 2005 Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The Shares available will not be reduced by awards settled in cash.
     Administration. The administrator of the Company’s 2005 Plan will generally be a committee appointed by the Board of Directors, which committee the Company intends to consist solely of two or more “outside directors” so that awards granted pursuant to the 2005 Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2005 Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between the Company and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2005 Plan and awards granted under it.
     Eligibility. Awards may be granted under the 2005 Plan to employees, directors, and consultants of the Company or any related entity, including any parent, subsidiary or other business in which the Company, any parent or subsidiary holds a substantial ownership interest. While the Company grants incentive stock options only to employees, the Company may grant non-qualified stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

     Stock Options. The administrator may grant non-qualified stock options, “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified stock option may not be less than 85% of the fair market value of the Company’s Shares on the date of grant. The exercise price of each incentive stock option may not be less than the fair market value of the Company’s Shares on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary must have an exercise price not less than 110% of the fair market value of the Company’s Shares on the date of grant and a term not exceeding five years. The term of all other options may not exceed seven years. The administrator may amend the exercise price of any option. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one year period following such cessation, but in any event not beyond the expiration of its term.
     Stock Appreciation Rights. A stock appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of the Company’s Shares on the date of its exercise over the exercise price. The Company may pay the appreciation either in cash or in Shares in accordance with the terms of the grantee’s award agreement. The administrator may grant stock appreciation rights under the 2005 Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. The exercise price of a tandem stock appreciation right shall be the exercise price per share under the related stock option. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding stock appreciation right shall not be less than 85% of the fair market value of the Company’s Shares on the date of grant. The maximum term of any stock appreciation right granted under the 2005 Plan is seven years.
     Restricted Stock Awards. The administrator may grant restricted stock awards under the 2005 Plan subject to vesting conditions determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted stock awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted stock generally will lapse and his unvested restricted stock will be forfeited back to the Company one month following his termination of employment with the Company for any reason unless the administrator otherwise determines in its sole discretion. Grantees holding restricted stock will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2005 Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted stock in lieu of compensation otherwise payable in cash or in lieu of cash or shares of stock otherwise issuable upon the exercise of stock options, stock appreciation rights, performance shares or performance cash.
     Restricted Unit Awards. Restricted units granted under the 2005 Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until the Company’s Shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends the Company pays.
     Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2005 Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in the Company’s Shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, Shares, including restricted stock, or any combination of these. Unless otherwise determined by the administrator, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee remained in service.
     Maximum Grants. The maximum number of options or stock appreciation rights which may be awarded to any grantee during any annual period is 1,000,000 in the aggregate. The maximum number of Shares which may be awarded to any grantee during any annual period as restricted stock, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is $500,000. These maximum grants are included so that awards granted pursuant to the 2005 Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code.
     Nontransferability of Awards. Incentive stock options granted under the 2005 Plan shall by its terms be nontransferable by the grantee except by will or the laws of descent and distribution of the jurisdiction wherein the grantee is domiciled at the time of death. For other awards, the administrator may (but need not, and subject to the terms provided by the award agreement) permit other transfers, where the administrator concludes that such transferability is appropriate and desirable.
     Change in Control. If a change in control shall occur, then the administrator may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control (including, without limitation, the substitution of shares other than shares of the Company as the Shares subject to award under the 2005 Plan, and the acceleration of the exercisability or vesting of the awards), provided that the administrator determines that such adjustments do not have a substantial adverse economic impact on the grantee as determined at the time of the adjustments.
     Amendment and Termination. The 2005 Plan will continue in effect until the tenth anniversary of its approval by the shareholders, unless earlier terminated by the Company’s Board of Directors. The Company’s Board of Directors may amend, suspend or terminate the 2005 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board of Directors may not make any amendment in the 2005 Plan that would, if such amendment were not approved by the shareholders, cause the 2005 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2005 Plan or after termination of the 2005 Plan.
     Non-U.S. Subsidiaries. Without amending the 2005 Plan, in consideration of the Company not being a U.S. corporation, the administrator may allow for participation by employees of non-U.S. subsidiaries of the Company with such modifications of the terms and conditions otherwise specified in the 2005 Plan as may, in the judgment of the administrator, be necessary or desirable to foster and promote achievement of the purposes of the 2005 Plan. Any limitations on the number of Shares which may be issued pursuant to all awards set forth in the 2005 Plan shall be applied and administered with respect to the aggregate of the 2005 Plan and all such separate plans.
1999 Stock Option Plan
     We have adopted the 1999 Stock Option Plan, or the 1999 Plan. A summary of the 1999 Plan is set forth below, and is qualified in its entirety by reference to the 1999 Plan, a copy of which has been filed with the Securities and Exchange Commission.
     Our directors, executive officers and employees are eligible to receive options under the 1999 Plan of CDC Corporation.

Pursuant to the 1999 Plan, as amended, options may be granted to directors, executive officers, employees and consultants of CDC Corporation and its subsidiaries for the purchase of up to an aggregate of 20.0 million class A common shares of CDC Corporation. As of April 30, 2006, there are approximately 13.7 million class A common shares reserved for issuance under outstanding options granted under the 1999 Plan, with a weighted average exercise price of approximately $4.83 per share. These options are generally exercisable for a period of five or ten years. From the inception of the 1999 Plan, directors, executive officers and employees had exercised options to purchase approximately 5.8 million class A common shares. As of April 30, 2006, outstanding options to purchase 9.3 million class A common shares under the 1999 Plan had vested.
     The 1999 Plan is administered by the compensation committee of the board of directors of CDC Corporation, which determines, at its discretion, the number of class A common shares subject to each option granted and the related purchase price and option period.
     The 1999 Plan requires that each option will expire on the date specified by the compensation committee, but not more than ten years from the date on which the option was granted. Under the 1999 Plan, unless otherwise specified in the option award agreement, upon the voluntary termination of employment by an option holder or termination of an option holder for cause by CDC Corporation, any options granted under the 1999 Plan to the option holder generally will terminate. If termination was due to death, retirement or disability, the option holder, or his or her successors, have a period of one year within which to exercise the option holder’s options. If termination was due to any other reason, options granted under the 1999 Plan may be exercised within three months of the termination. Options granted are nontransferable except by will or as otherwise authorized by the compensation committee.
     Upon the occurrence of any change in the capital structure of CDC Corporation, including any merger, liquidation, reorganization, or recapitalization, the compensation committee may amend the 1999 Plan to preserve the rights of option holders substantially proportionate to their rights existing prior to the occurrence of such event, as it may deem necessary. Upon the occurrence of a change of control in CDC Corporation, the compensation committee may amend the 1999 Plan as it may deem appropriate provided that such adjustments do not have a substantial adverse impact on the option holder. Unless terminated earlier by action of the board of directors of CDC Corporation, the 1999 Plan will terminate on May 17, 2009, the ten year anniversary of the approval of the 1999 Plan by the board of directors and the shareholders of CDC Corporation.
Assumption of Ross’ 1998 Incentive Stock Plan
     In connection with the acquisition of Ross which was consummated in August 2004, we had agreed to replace Ross stock options with an exercise price of $19.00 per share or less with options to purchase CDC common shares under substantially similar terms. The Ross stock options had been issued under Ross’ 1998 Incentive Stock Plan, and Ross had previously registered the shares issuable under such plan with the Securities and Exchange Commission. Pursuant to the terms of the amended merger agreement with Ross, each Ross stock option was converted into an option to acquire CDC common shares based on a conversion ratio of 4.358 CDC options for each Ross stock option. In connection with the merger, we assumed Ross’ 1998 Incentive Stock Plan, and registered with the Securities and Exchange Commission 950,000 Class A common shares which represented the aggregate number of Class A common shares that may be issued upon exercise of the options which had been granted under Ross’ 1998 Incentive Stock Plan and 1,400,000 Class A common shares which represented the aggregate number of Class A common shares that may be issued upon exercise of options which could still be granted under Ross’ 1998 Incentive Stock Plan.
     As of April 30, 2006, there are approximately 717,000 Class A common shares reserved for issuance under outstanding options granted under the assumed Ross 1998 Incentive Stock Plan, with a weighted average exercise price of approximately $2.47 per share. Approximately 417,000 of such options have vested.
     As of April 30, 2006, we had not granted any additional CDC options under Ross’ 1998 Incentive Stock Plan which we had assumed.

Acceleration of Stock Options in response to FASB 123 (revised 2004)
     FASB Statement No. 123 (revised 2004), Share-Based Payment, requires that the compensation cost relating to share-based payment transactions, such as the options issued under our 2005 Stock Option Plan and the options assumed under Ross’ 1998 Incentive Stock Plan, be recognized in our financial statements. Since the first quarter of 2006, the Securities and Exchange Commission has required public companies to implement the standards of FASB Statement No. 123R. To mitigate the potential impact of FASB Statement No. 123R on our financial statements, in December 2005, our board of directors approved the vesting of all stock options granted to employees and directors with a strike price of $3.50 or higher. Further, to prevent senior executives and directors personally benefiting from the acceleration, our board of directors also resolved that all employees with aggregate option grants greater than 25,000 option and all members of the board of directors of the Company should agree to restrictions that would prevent the sale of any share received from the exercise of an accelerated option prior to the original vesting date of the option. The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options upon the adoption of SFAS 123R in January 2006. The Company also believed that because the options that were accelerated had exercise prices in excess of the current market value of the Company’s common stock, the options had limited economic value and were not fully achieving their original objective of employee retention and incentive compensation.
Options Held by Directors and Officers
     As of April 30, 2006, of the approximately 11.7 million outstanding options for the purchase of our Class A common shares, our directors and executive officers as a group held options to purchase a total of approximately 7.4 million of our Class A common shares. The weighted average exercise price of these options is approximately $4.72 per share. The options granted to such directors and executive officers generally vest 25%, 33-1/3%, 50% or 100% per year on a quarterly basis over a one to four year period, as applicable, commencing immediately upon grant, on the first quarter or first anniversary of the relevant grant. As of April 30, 2006, our directors and executive officers, as a group, held vested options to purchase approximately 6.4 million Class A common shares.
     As at March 31, 2006, Asia Pacific Online Limited (“APOL”) a Cayman Islands company that is 50% owned by the spouse of Peter Yip and 50% owned by a trust set up for the benefit of Mr. Yip’s children, has options to purchase 3,726,442 Class A common shares of the Company. These options include options to purchase 1,881,442 Class A common shares of the Company granted on July 12, 1999 at an exercise price of $5.00, 200,000 Class A common shares of the Company granted on June 6, 2002 at an exercise price of $2.82, 200,000 Class A common shares of the Company granted on June 3, 2003 at an exercise price of $4.95 per share, 100,000 Class A common shares of the Company granted on June 16, 2003 at an exercise price of $5.16 per share, 100,000 Class A common shares of the Company granted on September 15, 2005 at an exercise price of $2.99, 45,000 Class A common shares of the Company granted on October 24, 2005 at an exercise price of $3.21 and 600,000 Class A common shares of the Company granted on January 3, 2006 at an exercise price of $3.22 per share. On April 6, 2006, options to purchase 600,000 Class A common shares of the Company granted to APOL on March 25, 2004 at a price of $8.25 were cancelled.
     In addition to the options held by APOL, Mr. Yip has options to purchase 190,000 Class A common shares of the Company. These options include options to purchase 90,000 Class A common shares of the Company in connection with his service as a member of the board, 60,000 of which are exercisable at a price of $3.375 (granted in June 1999) and 30,000 of which are exercisable at a price of $4.2813 (granted in January 2001) and 100,000 Class A common shares of the Company in connection with his service as chief executive officer which are exercisable at a price of $23.00 (granted in May 2000). We have approved a proposal from Mr. Yip to permit the transfer of certain of the options granted to APOL and Mr. Yip to charitable funds designated by Mr. Yip. For details of these permitted transfers, see Item 7.B. – “Major Shareholders and Related Party Transactions – Related Party Transactions”. Mr. Yip has not exercised any options in either 2004 or 2005.
     As at March 31, 2006, Dr. Ch’ien has options to purchase 924,167 Class A common shares of the Company. These options include options to purchase 66,667 Class A common shares of the Company at a price of $3.375 (granted in June 1999), 100,000 Class A common shares of the Company at a price of $6.8125 (granted in October 2000), 30,000 Class A common shares of the Company at a price of $4.2813 (granted in

January 2001), 220,000 Class A common shares of the Company at a price of $2.74 (granted in April 2001), 400,000 Class A common shares of the Company at a price of $2.97 (granted in July 2001), 300,000 Class A common shares of the Company at a price of $7.77 (granted in May 2004 and cancelled in December 2005), 250,000 Class A common shares of the Company at a price of $2.686 (granted in April 2005, 187,500 of which were cancelled in October 2005) and 45,000 Class A common shares of which are exercisable at a price of US$3.220 (granted in January 2006). Dr. Ch’ien exercised 180,000 options during 2004 and has not exercised any options in 2005.
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
     As of April 30, 2006, we had issued 259,677 Class A common shares under the ESPP.
     China.com Inc. Share Option Schemes
     Our 77% owned subsidiary, China.com, which is listed on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange has adopted three share option schemes pursuant to which it may issue options to acquire its ordinary shares, par value HK$0.10 per share – the Pre-IPO Share Option Scheme, the Post-IPO Share Option and the 2002 Share Option Scheme. Under the share option schemes, China.com may generally issue options to directors, employees, advisors, consultants, vendors and suppliers. The maximum number of shares which can be granted under the Pre-IPO Scheme and the Post-IPO Scheme must not exceed 10% of the issued share capital of China.com as of the date of the listing of its shares on the GEM. The maximum number of shares which can be granted under the 2002 Scheme must not exceed 10% of the issued share capital of China.com at the date of approval of the scheme. As of December 31, 2005, the number of shares issuable under the Pre-IPO Scheme, the Post-IPO Scheme and the 2002 Scheme were 85.0 million, 12.8 million and 129.4 million, respectively, which represented approximately 5.45% of the aggregate of China.com’s shares in issue at that date. Pursuant to the Pre-IPO Scheme and the Post-IPO Scheme, no participant shall be granted an option which, if accepted and exercised in full, would result in such a participant’s maximum entitlement exceeding 25% of the aggregate number of shares of the Company subject to such schemes. The maximum number of shares issuable as options to each eligible participant in the 2002 Scheme in any 12 month period shall not exceed, without shareholder approval, 1% of the issued share capital of China.com from time to time. All share options must be exercised within 10 years from the date of grant. The exercise price for options issued under the Pre-IPO Scheme was set at HK$1.88 per share. The exercise price of options issued under the Post-IPO Scheme and the 2002 Scheme is determined by the directors of China.com, but may not be less than the higher of the following:
-	The closing price of China.com’s shares on the Hong Kong Stock Exchange on the date of grant of the options;

-	The average of the closing prices of China.com’s shares for the five trading days immediately preceding the date of grant of the share options; and

-	The nominal value of China.com’s shares.
     As of December 31, 2005, Mr. Rudy Chan held 78.0 million options for China.com with an exercise price ranging from HK$0.582 to HK$1.88 per share which represented approximately 1.87% of the issued share capital of China.com. As of December 31, 2005, all other officers and directors of China.com who also serve as an officer or director of us held options for China.com and issued share capital of China.com representing less than 3% of the issued share capital of China.com.
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
     Mr. Peter Yip, who serves as our chief executive officer since April 2006 and served as our chief executive officer between 1999 and February 2005 was initially appointed chief executive officer pursuant to a services agreement, as amended, dated July 12, 1999 between CDC and APOL. The services agreement was replaced with a new services agreement approved by the board of directors in January 2002 for an initial term of one year with automatic renewal provisions. We have entered into an agreement with Mr. Yip and APOL which governs the terms and conditions of the termination of the January 2002 services agreement. We are currently in discussions with APOL and Mr. Yip with respect to the terms and conditions of Mr. Yip’s re-appointment as chief executive officer of CDC in April 2006. See Item 7.B – “Major Shareholders and Related Party Transactions – Related Party Transactions” for a summary of the January 2002 services agreement and the termination of the January 2002 services agreement. While Mr. Yip resigned as chief executive officer in March 2005, Mr. Yip continued to serve as vice chairman and a director on our board of directors. Mr. Yip was re-appointed as chief executive officer in April 2006. Mr. Yip was re-appointed as a director by the shareholders at the 2005 annual shareholders meeting for a term expiring the date on which the annual shareholders meeting is held in 2008. Pursuant to arrangements between CDC and APOL, provided that Mr. Yip, or together with his immediate family, is the beneficial owner of more than 50% of APOL and APOL beneficially owns at least 5% of our Class A common shares, APOL has the right to designate a director to serve on our board.
     Dr. Raymond Ch’ien was appointed as executive chairman of our board of directors pursuant to a services agreement between CDC and Dr. Ch’ien. In March 2005, we entered into an amended and restated services agreement with Dr. Ch’ien under which Dr. Ch’ien agreed to provide services as executive chairman pursuant to the terms of such agreement for a term of 36 months until April 2007. Among other things, the agreement provided that for so long as Dr. Ch’ien serves as executive chairman, he has the right to be nominated to serve as a director of our board, subject to the shareholders electing him as a director at the next general meeting of shareholders. Effective August 30, 2005, Dr. Ch’ien resigned from his position as chief executive officer and executive chairman of CDC but continues to serve on our board of directors as its chairman. We have entered into an agreement with Dr. Ch’ien which governs the terms and conditions of the termination of the March 2005 services agreement. See Item 7.B – “Major Shareholders and Related Party Transactions – Related Party Transactions” for a summary of the terms of Dr. Ch’ien’s amended and restated services agreement to serve as our executive chairman, a summary of the terms of Dr. Ch’ien’s executive services agreement to serve as our chief executive officer which we entered into in March 2005 and the termination of the March 2005 services agreement. Dr. Ch’ien was re-appointed as a director by the shareholders at the 2005 annual shareholders meeting for a term expiring the date on which the annual shareholders meeting is held in 2008.
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
     There are no family relationships between any of the named directors and executive officers. Except as disclosed herein, there are no material arrangements or understandings that exist between any such director or executive officer and CDC pursuant to which any such person was appointed as a director or executive officer of CDC. For details of such material arrangements or understanding that exist between any of the named directors or executive officers and CDC, see Item 7.B. — Major Shareholders and Related party Transactions — Related Party Transactions.
Committees of the Board of Directors
     During fiscal 2005, the board of directors had four standing committees:
•	the executive committee;

•	the audit committee;

•	the compensation committee; and

•	the nominating committee.
     In a meeting of the board of directors of the Company held in September 2005, the executive committee was authorized during any interim period between quarterly meetings of the full board of directors, to act for and in lieu of the full board of directors and to approve of any transaction requiring board approval by the board of directors that does not exceed aggregate consideration to be paid by CDC of more than $20.0 million in cash and equity, with any equity component not to exceed 500,000 Class A common shares. As at March 31, 2006, Messrs. Ch’ien, Yip, Chia, Wong and Clough served on the executive committee with Mr. Clough serving as chairman. Our board of directors elected to discontinue our executive committee in February 2005 and have the duties of the executive committee assumed by the full board of directors due to an objective, at that time, to focus on achieving operational improvements of existing business units rather than large non recurrent initiatives. Given the completion of our organizational reorganization, the board of directors have elected to re-focus their attention on selective acquisitions and other large non recurrent initiatives and accordingly, in August 2005, the board of directors elected to recommence the operation of the executive committee.
     The audit committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of our annual audit. In addition, since February 2002, the audit committee reviews the terms of proposed transactions with related parties in accordance with the terms of our articles of association. Since May 2003, the audit committee has also had responsibility to review our compliance with the Sarbanes-Oxley Act. This includes reviewing documentation of our internal controls and key processes and procedures in order to report on compliance with Section 404, “Management Assessment of Internal Controls”. We have appointed to the audit committee directors who qualify as an independent director for purposes of the rules and regulations of the Nasdaq Global Market and the Sarbanes-Oxley Act of 2002. The audit committee operates under a charter that is compliant with the rules and regulations of the Nasdaq Global Market. As at March 31, 2006, Messrs. Britt, Clough, Wang and Wong serve on the audit committee with Mr. Britt serving as chairman.
     The compensation committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers the 2005 Stock Option Plan and the 2004 Employee Share Purchase Plan. As at March 31, 2006 Messrs. Yip, Wong and Wang served on the compensation committee with Mr. Wong serving as chairman. Given Mr. Yip’s re-appointment as chief executive officer of the Company in April 2006, Mr. Yip has resigned from the compensation committee effective May 1, 2006.
     The nominating committee formulates and reviews appropriate criteria to be used in connection with selection of persons to serve on our board of directors and assesses and recommends nominees for election to our board of directors by shareholders at the annual general meeting. As at March 31, 2006 Messrs. Britt, Yip and Wong served on the nominating committee with Mr. Britt serving as chairman. Given Mr. Yip’s re-appointment as chief executive officer of the Company in April 2006, Mr. Yip has resigned from the compensation committee effective May 1, 2006.
D. Employees
     As of March 31, 2006, we had approximately 2,451 full-time, part-time and temporary employees, as compared to 1,802 at the beginning of fiscal 2005. Of our 2,451 employees, approximately 917 are in professional services and consulting positions, 386 are in sales, marketing and business development positions, 510 are in research and development positions, 248 are in various finance, back office and administration positions, 172 are in design and editorial positions and 79 are in general and operations management positions, with the remainder principally consisting of part-time and temporary employees. Going forward, we aim to continue to attract, retain and motivate highly qualified technical, sales and management personnel, particularly highly skilled technical personnel and engineers involved in new product development and productive sales personnel. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage.
E. Share Ownership
     Beneficial ownership of our Class A common shares by our directors, senior executive officers and other major shareholders is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to those shares. In computing the number of Class A common shares beneficially owned by a person, and the percentage ownership of that person, Class A common shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2006 are deemed beneficially owned and outstanding, but such Class A common shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person.
     None of our directors or senior executive officers beneficially owned more than 1% of our Class A common shares as of March 31, 2006, other than Dr. Raymond Ch’ien and Mr. Peter Yip. As of March 31, 2006, Dr. Ch’ien was the beneficial owner of approximately 1,790,940, or approximately 1.6%, of our Class A common shares consisting of 911,773 Class A common shares for which Dr. Ch’ien is the owner of record or beneficial owner of 879,167 options to acquire Class A common shares attributable to him. As of March 31, 2006, Mr. Yip was the beneficial owner of approximately 19,318,444, or approximately 17.3%, of our Class A common shares. Mr. Yip’s beneficial ownership under the Securities and Exchange Commission’s rules is the same as that of his spouse and APOL. As of March 31, 2006, APOL is the beneficial owner of 11,927,653 Class A common shares and the beneficial owner of an additional 3,106,442 Class A common shares due to exercisable options attributable to APOL. As of March 31, 2006, Mr. Yip is the beneficial owner of 190,000 Class A common shares due to options attributable to him. As of March 31, 2006, Mr. Yip’s spouse owns 4,094,349 Class A common shares. APOL is a company owned by Mr. Yip’s spouse and a trust established for the benefit of Mr. Yip’s children.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     We are a publicly owned corporation, and our shares are owned by U.S. residents and residents of other countries. As of March 31, 2006, we were not directly owned or controlled by another corporation or by any foreign government, and a total of 587 shareholders of record were U.S. residents holding approximately 78.3% of our Class A common shares. Holders of our Class A common shares do not have different voting rights.
     The following table sets forth information concerning each person known by us who own beneficially 5% or more of our Class A common shares as at March 31, 2006:

	Beneficial Ownership
Shareholder	Shares	Percent
Asia Pacific Online Limited(1)	19,318,444	17.3
Xinhua News Agency(2)	7,362,734	6.59

(1)	APOL is owned by the spouse of Mr. Yip, our vice chairman and chief executive officer, and a trust established for the benefit of Mr. Yip’s children. APOL was the beneficial owner of, as at March 31, 2006, of 11,927,653 Class A common shares and the beneficial owner of an additional 3,106,442 Class A common shares due to exercisable options attributable to APOL. Mr. Yip was the beneficial owner of 190,000 Class A common shares due to exercisable options attributable to him. Mr. Yip’s spouse owned 4,094,349 Class A common shares.

(2)	Xinhua holds our shares through a wholly-owned subsidiary, Golden Tripod Technology Limited.
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
B. Related Party Transactions
     Golden Tripod. For the years ended December 31, 2003, 2004 and 2005, we paid management fees of approximately $137,000, $132,000 and $77,000, respectively, to Golden Tripod Limited, an entity affiliated with Xinhua, one of our major shareholders, for the provision of general management services to us, including consultancy fees of consultants provided by Golden Tripod Limited.
     Dr. Raymond Ch’ien. In April 2004, we entered into an executive services agreement with Raymond Ch’ien to serve as our executive chairman which replaced Dr. Ch’ien’s executive services agreement entered into in April 2001. Under the new executive services agreement, Dr. Ch’ien agreed to provide services as executive chairman pursuant to the terms of such agreement for a term of 36 months until April 2007. Thereafter, the agreement is subject to automatic renewal for successive periods of one year, unless three months notice of non-renewal is given. Among other things, the agreement provided for the following:
•	For so long as Dr. Ch’ien serves as executive chairman, he has the right to be nominated to serve as a director of our board, subject to the shareholders electing him as a director at the next general meeting of shareholders;

•	Dr. Ch’ien receives no basic salary for his services as executive chairman (see below, however, with respect to provisions relating to Dr. Ch’ien’s salary in connection with services as chief executive officer);

•	We agreed that Dr. Ch’ien would be granted options to purchase a total of 800,000 Class A common shares in three tranches. The first tranche of 300,000 options was granted upon Dr. Ch’ien’s appointment as executive chairman at an exercise price of $7.77, with the second and tranches of 250,000 options each to be granted on the first and second anniversary of Dr. Ch’ien’s appointment, respectively. The options vest quarterly, and as of June 1, 2005, 300,000 options have vested. In the event Dr. Ch’ien is terminated for a reason other than certain causes specified in the agreement, death, disability, or by Dr. Ch’ien delivering notice of termination, the options accelerate and fully vest;

•	We agreed to reimburse Dr. Ch’ien for the costs of an administrative assistant employed by an associated company; and

•	We agreed to reimburse Dr. Ch’ien of all reasonable expenses related to travel, entertainment and subscription fees incurred in the performance of his duties as executive chairman, in accordance with our policies.
     Shortly thereafter in April 2004, Dr. Ch’ien agreed to serve as our acting chief executive officer as a result of Mr. Yip’s medical leave of absence, and we entered into an amendment to Dr. Ch’ien’s April 2004 executive services agreement. Under such amendment, Dr. Ch’ien agreed, in addition to providing services as executive chairman, to render additional services as acting chief executive officer, and we agreed to provide Dr. Ch’ien a salary of $1.5 million per annum in connection with such services as acting chief executive officer.
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
     Under the terms of the amended and restated executive services agreement with Dr. Ch’ien to serve as our executive chairman, we removed the provisions relating to Dr. Ch’ien’s services as chief executive officer, and moved such provisions (including provisions relating to salary) into the other executive services agreement under which Dr. Ch’ien agreed to provide services as our chief executive officer. In addition, we made certain amendments to the terms of the agreement, including the following:
•	We amended the provisions relating to the grant of the second and third tranche of options to Dr. Ch’ien such that when such options were granted, the exercise price would be equal to the higher of the average closing price of our Class A common shares during the five trading days prior to the grant date or the closing price on the grant date. The second tranche of 250,000 options was granted to Dr. Ch’ien in April 2005 at an exercise price of $2.686.
     Under the terms of the executive services agreement to provide services as chief executive officer entered into with Dr. Ch’ien in February 2005 concurrently with entering into the amended and restated executive services agreement, Dr. Ch’ien agreed to provide services as chief executive officer until April 2007. Thereafter, the agreement was subject to automatic renewal. Among other things, the agreement provided for the following:
•	For so long as Dr. Ch’ien serves as chief executive officer, he has the right to be nominated to serve as a director of our board, subject to the shareholders electing him as a director at the next general meeting of shareholders;

•	We granted Dr. Ch’ien a salary of $1.5 million per annum in connection with his services as chief executive officer;

•	Dr. Ch’ien’s compensation is subject to annual review after April 2007. Dr. Ch’ien has the right to call for a review of his consideration at most once between annual reviews which the compensation committee will consider, taking into account factors including the Hong Kong consumer price index and information provided by a third party employment benefits firm;

•	We agreed to reimburse Dr. Ch’ien for the costs of an administrative assistant employed by an associated company; and

•	We agreed to reimburse Dr. Ch’ien of all reasonable expenses related to travel, entertainment and subscription fees incurred in the performance of his duties as chief executive officer, in accordance with our policies.

     Each of Dr. Ch’ien’s executive services agreements contained a provision providing that to the extent benefits are duplicative under the two agreements, the benefits were not to be cumulated or aggregated.
     Effective August 30, 2005, Dr. Ch’ien resigned from his position as chief executive officer and executive chairman of the Company but continues to serve on the board of directors as its chairman. As part of his resignation, we have entered into an agreement with Dr. Ch’ien which governs the terms and conditions of his termination as chief executive officer and executive chairman of the Company. Amongst other things, the agreement provided for the following:
•	We agreed to give Dr. Ch’ien a period of up to December 31, 2005 in which to exercise 300,000 options that had been granted to Dr. Ch’ien on May 11, 2004 at a strike price of $7.77 pursuant to his executive services agreements that had vested as of August 30, 2005;

•	We agreed that 879,167 options granted to Dr. Ch’ien that had vested as of August 30, 2005 with exercise prices ranging from $2.6860 to $6.8125 per share shall survive termination and will not expire as long as Dr. Ch’ien remains on the board of the Company or until the relevant option termination date; and

•	We agreed to continue to maintain a health insurance policy for Dr. Ch’ien and his spouse and immediate family with terms and conditions similar to that available to our other Hong Kong based executives for as long as Dr. Ch’ien served as a director on our board of directors.
     For details of Dr. Ch’ien’s shareholding of Class A common shares of the Company, see Item 6.E – “Directors, Senior Management and Employees – Share Ownership” and for details of Dr. Ch’ien’s exercisable options to purchase Class A common shares of the Company, see Item 6.B – “Directors, Senior Management and Employees – Compensation – Options Held by Directors and Officers”.
     Asia Pacific Online Limited (“APOL”). APOL is a Cayman Islands company that is 50% owned by the spouse of Peter Yip, who acted as the chief executive officer of the Company for the years ended December 31, 2003, 2004 and between January and February 2005, and 50% owned by a trust set up for the benefit of Mr. Yip’s children. In January 2002, the Company entered into a service agreement with APOL (the “January 2002 Services Agreement”). Under this agreement, the Company agreed to provide an annual management fee of $0.001 and reimburse expenses incurred up to $270,000 annually for the provision of general management services principally consisting of the provision of full-time services by Mr. Yip to act as the Company’s chief executive officer. The January 2002 Services Agreement was renewed in 2003. In January 2004, the Compensation Committee considered and approved an equity compensation package for APOL in connection with providing the services of Mr. Yip as the Company’s chief executive officer. Thereafter, in March 2004, Mr. Yip began a leave of absence for medical reasons, and in February 2005 submitted his resignation as chief executive officer. During Mr. Yip’s leave of absence, except for providing a housing allowance to Mr. Yip covering the period from January through December 2004 amounting to $120,000, no other cash compensation was paid by the Company to APOL or Mr. Yip.
     Effective July 15, 2005, we entered into agreements with Mr. Yip and APOL which govern the terms and conditions of the termination of APOL’s service agreement pursuant to which APOL had provided the services of Mr. Yip to act as our chief executive officer. Amongst other things, the agreements provided for the following:
•	We agreed to permit APOL and Mr. Yip to transfer approximately 3 million options granted to APOL and Mr. Yip with exercise prices ranging from $2.82 to $23.00 to approved non profit organizations;

•	We agreed to accelerate the vesting of 525,000 out of the money options granted to APOL with exercise prices ranging from $5.16 to $8.25 per share;

•	We agreed that approximately 3 million options granted to APOL and Mr. Yip with exercise prices ranging from $2.82 to $23.00 per share shall survive termination and will not expire until the earlier of the relevant option expiration date and 6 months from the date Mr. Yip ceases to be a member of the board of directors; and

•	We agreed to continue to maintain a health insurance policy for Mr. Yip and his spouse and immediate family with terms and conditions similar to that available to our other Hong Kong based executives for as long as Mr. Yip served as a director on our board of directors.
      We are currently in discussions with APOL and Mr. Yip with respect to the terms and conditions of Mr. Yip’s re-appointment as chief executive officer of the Company in April 2006. The following are likely to be some of the material terms which will be included in the agreement and have been approved by our Compensation Committee, though the following is subject to the terms of the final definitive agreement which is yet to be executed:
•	The initial term of the appointment is likely to be for a period of three years;

•	For so long as APOL, a company associated with Mr. Yip, holds at least 5% of the shares of the Company, APOL is likely to have the right to nominate one director to our board, subject to the shareholders electing him as a director at the next general meeting of shareholders;

•	We are likely to grant APOL, in consideration for the services of Mr. Yip as chief executive officer, a salary of $1 per annum in addition to certain stock options to purchase shares of the Company;

•	Mr. Yip’s compensation is likely to be subject to annual review after April 2009; and

•	We are likely to agree to reimburse Mr. Yip of all reasonable expenses related to travel, entertainment and subscription fees incurred in the performance of his duties as chief executive officer, in accordance with our policies.
     For details of Mr. Yip’s beneficial shareholding of Class A common shares of the Company, see Item 6.E – “Directors, Senior Management and Employees – Share Ownership” and for details of APOL and Mr. Yip’s exercisable options, see Item 6.B — “Directors, Senior Management and Employees - Compensation – Options Held by Directors and Officers”.
     Albert Lam. In May 2004, Newpalm (China) Information Technology Co. Ltd, a wholly-owned subsidiary held through our 77% owned subsidiary, China.com Inc entered into an employment agreement with Mr. Lam which was amended effective January 2006 to provide services as chief executive officer of Newpalm. Further in November 2005, China.com Inc entered into an employment agreement with Mr. Lam to provide services as chief executive officer of China.com Inc. Under the terms of the employment agreements, in the event that Mr. Lam’s employment was terminated by either China.com Inc or Newpalm without cause or by Mr. Lam for good reason, Mr. Lam would be entitled to his aggregate base salary (including housing allowance) under both employment agreements for the remainder of the current quarter in which notice of termination was given plus one addition fiscal quarter, all grants of equity incentives to Mr. Lam would be accelerated and fully vested and Mr. Lam would be eligible to receive bonus payments for the quarter in which notice of termination is given and for the next following quarter and in the event that Mr. Lam’s employment was terminated for cause or by Mr. Lam without good reason, Mr. Lam would be eligible to receive bonus payments for completed quarterly accounting periods up to his termination date.
     Xiaowei Chen. In June 2005, our Chinese company meaning China.com portal, a wholly-owned subsidiary held through our 77% owned subsidiary, China.com Inc entered into an employment agreement with Dr. Chen. Under the terms of the employment agreement, in the event of Dr. Chen’s termination for any reason other than cause, Dr. Chen is entitled to three months of her base salary.
      Hong Dai. In March 2006, Hong Kong Online Games Investment Holdings Limited, a wholly-owned subsidiary held through our 77% owned subsidiary, China.com Inc. entered into an employment agreement with Mr. Dai for a fixed term of two years. Under the terms of the employment agreement, in the event of Mr. Dai’s termination for any reason other than cause during the fixed term, Mr. Dai is entitled to three months of his base salary.
      Steve Xiaoming Zhao. In March 2006, Hong Kong Online Games Investment Holdings Limited, a wholly-owned subsidiary held through our 77% owned subsidiary, China.com Inc. entered into an employment agreement with Mr. Zhao for a fixed term of two years. Under the terms of the employment agreement, in the event of Mr. Zhao’s termination for any reason other than cause during the fixed term, Mr. Zhao is entitled to three months of his base salary.
     Verome Johnston. In June 1998, Ross Systems, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Johnston. Under the terms of the employment agreement, in the event of Mr. Johnston’s termination for any reason other than cause, Mr. Johnston is entitled to nine months of severance.

     Eric Musser. In October 2000, Ross Systems, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Musser. Under the terms of the employment agreement, either party may terminate Mr. Musser’s employment upon 30 days’ advance notice in writing, and Ross Systems may terminate Mr. Musser’s employment for cause. In the event Ross Systems terminates Mr. Musser’s employment without cause, he is entitled to one-half of his annual rate of base compensation and continuation of benefits for a period of six months after such termination.
     Oscar Pierre. In January 10, 1997, Ross Systems Iberica, S.L. one our wholly-owned subsidiaries, entered into an employment agreement with Mr. Oscar Pierre. Under the terms of the employment agreement, either party may terminate Mr. Pierre employment upon three calendar months advance notice in writing, and in the event that Ross Systems Iberica, S.L. terminates Mr. Pierre employment without cause or Mr. Pierre resigns for good reason (as described in his employment agreement), he is entitled to one year gross salary in addition to a potential sum of one year gross salary in relation to Mr. Pierre’s non-complete obligations.
     Per Norling. In September 2004, Industri-Matematik AB, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Norling. Under the terms of the employment agreement, either party may terminate Mr. Norling’s employment upon six months advance notice in writing, and in the event that Industri-Matematik AB terminates Mr. Norling’s employment without cause, he is entitled to six months of his base salary.
     Mark Carlile. In May 2005, Pivotal Corporation Limited, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Carlile. Under the terms of the employment agreement, either party may terminate Mr. Carlile’s employment upon six months advance notice in writing, and in the event that Pivotal Corporation Limited terminates Mr. Pierre’s employment without cause, he is entitled to six months of his base salary.
     Ian Whitehouse. In May 30, 2003, OpusOne Technologies International Inc., one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Whitehouse. Under the terms of the employment agreement, either party may terminate Mr. Whitehouse’s employment upon three calendar months advance notice in writing, and in the event that OpusOne Technologies International Inc. terminates Mr. Whitehouse’s employment without cause, he is entitled to three months of his base salary.
     Serhat Oguz. In April 2003, Praxa Limited, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Oguz. Under the terms of the employment agreement, either party may terminate Mr. Oguz’s employment upon two calendar months advance notice in writing, and in the event that Praxa Limited terminates Mr. Oguz’s employment without cause, he is entitled to at least two months of his base salary subject to the laws of redundancy in New South Wales, Australia.
     Jean-Marc Kuhlmann. In August 2005, Pivotal Corporation France SA, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Kuhlmann. Under the terms of the employment agreement, either party may terminate Mr. Kuhlmann’s employment upon three calendar months advance notice in writing, and in the event that Pivotal Corporation France SA terminates Mr. Kuhlmann’s employment without cause, he is entitled to three months of his base salary.
     Arthur Masseur. In July 1995, Ross Systems Nederland b.v., one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Masseur. Under the terms of the employment agreement either party may terminate Mr. Masseur’s employment upon one calendar month advance notice in writing, and in the event that Ross Systems Nederland b.v. terminates Mr. Masseur’s employment without cause, Mr. Masseur is likely to be entitled to receive at least one month’s salary for each year worked subject to the local laws.
     Dick De Haan. In September 1998, Ross Systems Nederland b.v., one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. De Haan. Under the terms of the employment agreement either party may terminate Mr. De Haan’s employment upon two calendar months advance notice in writing, and in the event that Ross Systems Nederland b.v. terminates Mr. De Haan’s employment without cause, Mr. De Haan is likely to be entitled to receive at least one month’s salary for each year worked subject to the local laws.

     Len Zapalowski. In August 2000, Simba Technologies Inc, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Zapalowski. Should Simba terminate Mr. Zapalowski’s employment without cause, the amount of notice to be given to Mr. Zapalowski and the amount he would be entitled to receive will be subject to local laws.
C. Interests of experts and counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
     We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2005 commencing on page F-1 of this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
     Our shares have been quoted on NASDAQ under the symbol “CHINA” since our IPO on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. The following table sets forth, for the years indicated, the high and low closing prices per share as reported on NASDAQ. On December 31, 2005, the closing price for our Class A common shares on NASDAQ was $3.20 per share.

	Closing prices
	High	Low
	(in U.S. dollars per share)
2000:
Annual	73.44	4.41

2001:
Annual	7.63	1.87

2002:
Annual	3.28	1.86

2003:
Annual	14.46	2.73

2004:
First quarter	12.65	8.25
Second quarter	9.21	6.20
Third quarter	7.01	4.20
Fourth quarter	5.16	4.05
Annual	12.65	4.05

2005:
First quarter	4.48	2.96
Second quarter	3.45	2.40
Third quarter	3.68	2.75
Fourth quarter	3.87	3.09
Annual	4.48	2.40

Past six calendar months:
December 2005	3.54	3.09
January 2006	4.16	3.19
February 2006	4.89	4.05
March 2006	4.79	4.25
April 2006	4.69	3.99

Source: Bloomberg.

B.	Plan of Distribution
     Not applicable.
C.	Markets
     Our Class A common shares have been traded on NASDAQ under the symbol “CHINA” since our IPO on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. There can be no assurance we can continue to satisfy the relevant criteria for maintaining our listing on NASDAQ.
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
     Praxa. In February 2003, our subsidiary, CDC Australia Limited, completed the acquisition of Praxa, an Australian information technology professional services organization with a 21-year operating history. The acquisition was completed for a purchase price of up to A$11.0 million (approximately $6.4 million), subject to clawback provisions based on future performance. We paid $3.5 million in cash in February 2003 at the time of acquisition, and based upon the performance of Praxa during 2003 we were not required to make any additional cash payments. In addition, we had a $3.0 million loan to Praxa outstanding pursuant to a Loan Agreement — Fully Drawn Advance Facility dated as of February 12, 2004.

     Newpalm. In April 2003, we completed the acquisition of Newpalm, a short message service mobile software platform developer and application service provider in China, through our mobile services and applications arm and 77%-owned subsidiary, China.com. We paid cash consideration of $14.0 million in 2003 and $41.0 million in February 2004.
     Cayman First Tier. In September 2003, we acquired a majority interest in IMI, an international provider of software to the supply chain management sector principally across Europe and the United States, by acquiring 51% of IMI’s holding company, Cayman First Tier, in exchange for $25.0 million to subscribe for new shares in Cayman First Tier. Symphony Technology Group, a Palo Alto, California based venture capital company, holds the remaining 49% in Cayman First Tier. The following discussion sets forth the terms of some of our arrangements with Cayman First Tier and our joint venture partner, Symphony.
     Cayman First Tier Loan Facilities. In addition to the $25.0 million investment we paid as consideration for our 51% stake in Cayman First Tier, we agreed to provide up to $25 million in loans pursuant to two loan facilities documented as revolving credit facilities which expire on September 8, 2008. Advances may be made in the form of cash or CDC shares. Interest on advances accrues at the rate of 3% per year, and is payable quarterly in arrears. Proceeds of advances may be used only for specified purposes which include:
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
     The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. The multiple is selected based upon a table using IMI’s revenue growth and EBITDA as a percentage of revenue as the selected metrics. The fixed multiple varies from 0.25, in the event revenues for IMI are decreasing greater than 10% per year and EBITDA as a percentage of revenues for IMI is less than 5%, to 6.0, in the event revenues for IMI are increasing greater than 20% per year and EBITDA as a percentage of revenues for IMI is greater than 20%. The parties have agreed to review the fixed multiples set forth in the table at least once a year so that the multiples would accurately reflect the fair market value for enterprise software companies, or earlier in the event the Nasdaq Global Market composite index changes by more than 30% between periods the multiples are last reviewed. The form of payment of the purchase price will be determined by the parties, and may consist of cash, CDC common shares, a combination of both cash and CDC common shares, or other form of payment.
     Symphony Note. On November 14, 2003, Cayman First Tier provided a loan in the principal amount of $25.0 million to Symphony in exchange for a non-recourse promissory note from Symphony, which we refer to as the Symphony Note. Symphony would use the proceeds from the loan to pursue acquisitions of enterprise resource planning software companies. Under the terms of the Symphony Note, the entire principal amount outstanding is payable by Symphony on November 14, 2007, with interest accruing at the rate of 3% per annum. Accrued interest is payable quarterly in the event Symphony’s net worth falls below the amount outstanding under the Symphony Note. Symphony has the option of prepaying borrowed amounts at any time upon three business days’ notice without penalty or premium, in increments of $100,000. Symphony’s obligations under the promissory note are secured by a pledge from Symphony in favor of Cayman First Tier of all of Symphony’s right, title and interest in Symphony’s 49% interest in Cayman First Tier. The security interest is subordinate to the security interest Symphony granted in its 49% interest in Cayman First Tier to secure amounts outstanding under the line of credit we provided to Cayman First Tier. The promissory note allows Cayman First Tier to declare the note immediately due and payable upon the occurrence of events of default typical for such promissory notes including payment defaults, Symphony’s inability to pay its debts as they become due or becomes insolvent, or if the security agreement fails to create a valid lien on the collateral to secure the loan.
     In connection with the $25.0 million loan under the Symphony Note and the $7.0 million loan under the Cayman Loan Facility, on November 14, 2003, Symphony waived its right to receive, and granted to us, up to a maximum of $10.0 million per year of Symphony’s pro rata portion of the profits of IMI available for distribution by dividend to Symphony during the two year period ending September 30, 2005. If the total profits of IMI during the two year period are less than $20.0 million, the term of Symphony’s waiver and grant automatically extends until the earlier of March 31, 2006 or such time as the total profits of IMI waived by Symphony equal $20.0 million. Any such amounts we receive from Symphony’s pro rata portion of IMI’s actual aggregate profits available for distribution by dividend to Symphony may be used to set-off any amounts of accrued and unpaid interest and outstanding principal under the Symphony Note. The amount of profits of IMI that will be available for distribution by dividend, if any, will depend upon the financial performance of IMI which is subject to risks and uncertainties.
     Also in connection with the $25.0 million loan under the Symphony Note and the $7.0 million loan under the Cayman Loan Facility, on November 14, 2003, Symphony granted Cayman First Tier an option to purchase from Symphony a portion of the securities of the company Symphony acquired with the proceeds from the Symphony Note, or the Symphony Acquisition. Symphony granted Cayman First Tier an option to purchase a number of securities equal to 5% of the amount of securities acquired by Symphony in the Symphony Acquisition. The purchase price for the securities was set at 175% of the price Symphony paid for the acquired securities. Cayman First Tier, with the consent of Symphony, has assigned the option to us.
     Demand Note. On August 17, 2004, we provided a US$2.0 million loan to a subsidiary of Cayman First Tier for working capital purposes which is repayable on demand. The demand note bears interest at the greater of the prime rate plus 2% or 6% per annum, payable every 90 days. Upon the occurrence of an event of default, the demand note bears interest at the prime rate plus 5%. The demand note is secured by all of the equipment, inventory, accounts and general intangibles of the subsidiary.
     Pivotal. On December 8, 2003, we announced that we had signed a definitive agreement to acquire Pivotal by way of either an all-cash or a cash-and-stock transaction. We consummated our acquisition of Pivotal on February 25, 2004. Pivotal is an international CRM company that provides a complete set of flexible, powerful CRM applications and implementation services for mid-sized enterprises, licensed to over 1,800 clients worldwide. CDC Software acquired all of the outstanding shares of Pivotal under a plan of arrangement pursuant to which Pivotal shareholders elected to receive, for each Pivotal share, either (1) $2.00 in cash; or (2) $2.14 comprised of $1.00 cash plus $1.14 of common shares of CDC. The value of the share portion of this option was calculated using the average closing price of the CDC shares on the Nasdaq Global Market over the ten trading day period ending two days prior to closing, which was $11.2204.
     In addition to the consideration paid for each outstanding Pivotal share, each outstanding option to acquire Pivotal common shares with an exercise price of less than $2.00 was converted into an option to acquire, on the same terms and conditions as were applicable under the Pivotal option plans before closing, CDC common shares. Each such option to acquire Pivotal common shares was converted into a number of CDC common shares equal to the product of (a) the number Pivotal common shares issuable upon exercise of the option immediately before closing; multiplied by (b) the exchange ratio. The exchange ratio is equal to a fraction, the numerator of which is $2.00, and the denominator of which was the average per share closing price of CDC common shares on the Nasdaq Global Market during the ten consecutive trading days ending on (and including) the trading day that is two trading days before closing, or $11.2204.
     In connection with the acquisition, we paid total consideration of $35.9 million in cash, 1.9 million CDC common shares with a value of $21.4 million using the trading price of CDC shares on the day the acquisition was consummated, $0.5 million in stock option conversion expenses, and approximately $0.3 million in deal-related expenses.
     Go2joy. In May 2004, CDC acquired Go2joy, a mobile services and applications provider in the PRC with established partnerships with media companies in the PRC. In connection with the acquisition, CDC made an initial payment of $9.6 million in April 2004 and a second payment of $12.4 million in 2005, with a third payment due in 2006 based upon an earn-out formula. Total consideration payable for the acquisition is not to exceed $60 million. In July 2004, China.com, an 77% owned subsidiary of CDC, acquired Go2joy from CDC. In the acquisition, China.com paid CDC $9.6 million and agreed to make cash payments to CDC of the total amounts CDC delivers under the two installments to the shareholders of Go2joy under the earn-out formula.
     Ross Systems. On August 26, 2004, we consummated our acquisition of Ross pursuant to the terms of a definitive agreement entered on September 4, 2003 as amended among Ross, CDC and CDC Software Holdings. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries, and implemented by more than 1,200 customer companies worldwide, Ross offers a family of Internet-architected software solutions which form a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. Under the terms of the amended merger agreement, stockholders of Ross had the option to receive either:
•	$17.00 in cash, or

•	$19.00 in a combination of cash and CDC common shares
     for each share of Ross common stock. At the closing of the merger, Ross stockholders who elected to receive cash and shares received, for each share of Ross common stock, $11.90 in cash and $7.10 in CDC shares (equivalent to 1.647 CDC shares). Because the average closing price of CDC shares for the 10 trading days preceding the second trading day before the closing date was below $8.50, CDC had elected to exercise its right under the amended merger agreement to increase the amount of cash that Ross common stockholders received and decrease the number of CDC shares that Ross common stockholders received.
     In connection with the acquisition of Ross, Ross stock options with an exercise price of $19.00 per share or less were replaced with options to purchase CDC common shares under substantially similar terms. Each Ross stock option was converted into an option to acquire CDC common shares based on a conversion ratio of 4.358 CDC options for each Ross stock option, determined pursuant to the terms of the amended merger agreement.
     In connection with the acquisition, we paid total consideration of $40.7 million in cash, 6.1 million CDC common shares with a value of $26.6 million using the trading price of CDC shares on the day the acquisition was consummated, $1.7 million in stock option conversion expenses, and approximately $1.1 million in deal related expenses.
     JRG. In January 2006, CDC Software acquired the assets of JRG, a leading provider of on-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS). In connection with the acquisition, we made an advance payment of twenty-five thousand dollars ($25,000) plus a closing payment of three hundred and seventy five thousand dollars ($375,000) (“Closing Payment”). In addition, to the Closing Payment, we are to pay a hold back payment of one hundred thousand dollars ($100,000) minus post closing adjustments two business days following the ninetieth day of closing.

     Horizon. In February 2006, Software Galeria Inc., our 51% owned subsidiary (“SGI”), purchased the IT consulting services business of Horizon Companies Inc. (“Horizon”), which offers outsourced information technology professional services in the US and Canada, utilizing India-based resources. Horizon’s specialization in financial services, life sciences and manufacturing is closely aligned to the industry-specific solutions from our CDC Software business unit. In connection with the acquisition, SGI acquired the customer contracts and employee contracts of Horizon, and through a $3 million line of credit from the Company to SGI offer replacement financing for Horizon. The purchase price for the assets of Horizon was essentially $3.24 million with the two principals of Horizon having a right to receive a 20% equity interest in the subsidiary being formed to hold the Horizon assets. The principals have the right to put the 20% equity interest to SGI for two years between April 2009 and April 2011 for a total of $800,000.
     17game. In March 2006, a subsidiary of China.com Inc acquired the remaining 52% of Equity Pacific Limited (“Equity Pacific”) which ultimately owns Beijing 17game Network Technology Co Limited (“17game”) amongst other subsidiaries for an aggregate total consideration of $18 million being paid in a combination of cash and restricted China.com Inc shares with approximately $4.8 million being paid in cash and $13.2 million being paid in restricted China.com Inc. shares which will best over a period of two years with 25% vesting on the first six (6) months anniversary of closing and 12.5% vesting on each subsequent three (3) month anniversaries of closing.
     c360. In April 2006, a subsidiary of CDC Software acquired 100% of the shares in c360 Solutions Incorporated (“c360”), a leading provider of add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform. The aggregate target consideration was approximately $6.0 million depending upon the actual market price of the CDC shares. The acquisition was structured as a 50% cash and 50% stock in CDC valued at $5.00 per share, which is a 25% premium to the share price at the time of closing. The consideration will be paid out to c360’s previous owners over a 3 year period.
     Shenzhen KK Technology. In June 2005, a subsidiary of China.com Inc. acquired 100% of the shares in Shenzhen KK Technology, a nation-wide MVAS service provider which is strong in WAP business. The total consideration is all cash based and amounts to $2,933,000.
Indemnification Agreements with Directors and Officers
     We have entered into indemnification agreements with some of our directors and officers that may require us to indemnify such directors and officers against liabilities that may arise by reason of their status or service as directors or officers, and to advance their expenses (including legal expenses) incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.
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
     Shareholders’ Suits. Based solely on our inspection of the Register of Writs and Other Originating process in the Grand Court of the Cayman Islands, from the date of our incorporation through May 23, 2006, except for a petition filed by e-Planet Sdn. Bhd. which was withdrawn on September 16, 2003 because we had settled our dispute with e-Planet Sdn. Bhd., we are not currently aware of any actions or petitions pending against us in the courts of the Cayman Islands.
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
     Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to Class A common shares will be passive income or, in the case of U.S. holders, financial services income. Special rules apply to individuals whose foreign source income during the taxable year consists entirely of qualified passive income and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 or $600 in the case of a joint return. Further, in particular circumstances, a U.S. holder that:
•	has held Class A common shares for less than a specified minimum period during which it is not protected from risk of loss;

•	is obligated to make payments related to the dividends; or

•	holds Class A common shares in arrangements in which the U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial,
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
Passive Foreign Investment Company Status
     Based upon an analysis of our assets as at December 31, 2005 and income for the year 2005, during 2005, we were a PFIC for United States federal income tax purposes. Although we intended to conduct our business activities in a manner to reduce the risk of our classification as a PFIC, we have substantial passive assets in the form of cash and cash equivalents and treasury instruments, and can provide no assurance that we will not continue to be classified as a PFIC for 2006 or any future tax year. The determination of whether we would continue to be a PFIC would be principally based upon:
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
     We have made our 2005 PFIC annual information statement and other PFIC-related information available under a link entitled “Tax Information” under the “Investor Relations” section on our corporate website which you may access at http://www.cdccorporation.net/investor_relations/tax.shtml. Information contained on our website does not constitute a part of this Annual Report.
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
Transfer Reporting Requirements
     Under recently promulgated regulations, a U.S. holder, including a tax exempt entity, that purchases Class A common shares for cash will be required to file an IRS Form 926 or similar form with the IRS, if (1) the U.S. holder owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of us, or (2) the purchase, when aggregated with all purchases made by that U.S. holder, or any related person thereto, within the preceding 12 month period, exceeds $100,000. If a U.S. holder fails to file any such required form, the U.S. holder could be required to pay a penalty equal to 10% of the gross amount paid for the Class A common shares, subject to a maximum penalty of $100,000, except in cases involving intentional disregard. You should consult your tax advisors with respect to this or any other reporting requirement which may apply with respect to their acquisition of the Class A common shares.
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
     Market risk is the risk related to adverse changes in market prices of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business. In addition, we are exposed to investment risks due to our substantial investment holdings of available-for-sale debt securities. Our market risk exposure categories at December 31, 2005 are the same as the categories at December 31, 2004. Our quantitative exposures within those categories at December 31, 2005 are not materially different from the exposures at December 31, 2004, except for interest rate and credit risk which have decreased due to lower balances of securities in 2005. The amount of the carrying value of our investments is the same as the fair value because we have marked our investments to market at the end of the period.
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
     As of December 31, 2004 and 2005, we had invested $179.9 and $148.2 million, respectively, in fixed and variable rate debt securities which are denominated in US dollars. At December 31, 2004, our debt securities balances included $75.8 million of restricted debt securities set aside as collateral pursuant to $61.1 million in drawdowns under our credit and repurchase facilities. At December 31, 2005, our debt securities balances included $32.3 million of restricted debt securities set aside as collateral pursuant to $26.2 million in drawdowns under our credit and repurchase facilities.
     The following table sets forth information as of December 31, 2005 about our debt investments that are sensitive to changes in interest rates.

	Expected Maturity Dates
	2006	2007	2008	2009	Total
	(in thousands of U.S. dollars, except percentages)
Debt securities:
Unsecured	$22,852	$34,814	$58,215	—	$115,881
Fixed Rate	1.5%-5.35%	2.58%-3.2%	3.03%-4.125%	—	—
Unsecured	—	—	—	—	—
Variable interest rate	—	—	—	—	—
Secured	$11,838	$5,880	$14,552	—	$32,270
Fixed rate	2.0%-2.625%	2.58%-3.2%	3.15%-3.6%	—	—
Total	$34,690	$40,694	$72,767		$148,151
     Foreign Exchange Risk. Most of our monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, Hong Kong dollars, RMB, and U.S. dollars. We do not use derivatives to hedge against foreign currency fluctuations. As exchange rates in these currencies vary, our revenues and operating results, when translated, may be adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the year ended December 31, 2005 was not material. All of our debt securities are US-dollar denominated and therefore not subject to foreign currency risk. However, as long as we continue to rely on US-dollar denominated interest income for a significant portion of our cash flows and use this to support our operations, any material depreciation of the U.S. dollar against currencies of the countries where we have operations might have a negative effect on our cash flows.
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
     While all of our current investments in debt securities are investment grade, there can be no assurance that the issuers of those securities will not default on their obligations or their ratings will remain investment grade. A debt security may remain an investment grade instrument, but events such as those listed above could cause the value of that debt security to decline. In such an instance, we would suffer either an actual loss if we sell the debt security, a mark to market loss in the statement of operations if the decline in fair market value is deemed to be other-than-temporary, or a loss in accumulated other comprehensive loss if the decline is not other-than-temporary. For the year ended December 31, 2005, we recorded approximately $2.5 million in accumulated other comprehensive loss in the shareholder’s equity account in our consolidated balance sheet as a result of declines in value.
     We are exposed to the risk of default by the issuers of our debt securities. We can quantify the risk by dividing our debt securities portfolio into the four primary risk categories based on the Standard and Poor’s credit ratings of the debt issuers as of December 31, 2005. Even if an issuer did not default, but the market perceives an increased likelihood of a default, we may suffer a principal loss if we sell a debt security of such issuer under unfavorable market circumstances. The table below sets forth the value of our debt securities as of December 31, 2004 and 2005 as categorized based on ratings assigned to our debt securities by each of Standard & Poor’s and Moody’s Investors Service.

	AAA	AA	A	BBB
Rating (Standard & Poor’s)	Aaa	Aa2	A2	Baa2	Total
Rating (Moody’s Investors Service)	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2004
Moody’s Investors Service	170.0	—	—	9.9	179.9
Standard & Poor’s	170.0	—	—	9.9	179.9

	AAA	AA	A	BBB
Rating (Standard & Poor’s)	Aaa	Aa2	A2	Baa2	Total
Rating (Moody’s Investors Service)	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2005
Moody’s Investors Service	143.2	5	—	—	148.2
Standard & Poor’s	143.2	5	—	—	148.2
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
     Risks Related to the Repurchase Facilities. We have invested funds borrowed from our repurchase facilities in fixed rate AAA-rated debt securities issued by U.S. government sponsored enterprises to enhance our investment income. As of December 31, 2005, we had borrowed $26.2 million from our repurchase facilities for this purpose. Use of the repurchase facilities with Fortis Bank and our collateralized credit facility with Standard Chartered Bank creates the following three primary risks for us:
•	The risk associated with increased leverage, which includes our ability to pay back the borrowed funds in a timely manner and without which we may need to liquidate a portion of our treasury portfolio at a time where we may need to incur losses on the sale of sufficient debt instruments to repay the borrowing.

•	By setting aside debt securities as collateral under our repurchase facilities, we incur the risk that if the banks themselves were to undergo an insolvency event, we could lose all or part of our debt securities set aside at such time with the bank. Currently, Fortis’ credit rating is AA- by Standard & Poor’s and Aa3 by Moody’s Investors Service, and Standard Chartered Bank’s credit rating is A by Standard & Poor’s and A2 by Moody’s Investors Service.

•	The interest that we pay under our repurchase facilities is dependent upon LIBOR and therefore, our future interest expenses with respect to any amounts drawn down under the repurchase facilities may exceed our expectations due to changes in interest rates. For example, if LIBOR rises rapidly over the next few years, interest expenses will rise, as well.
     Negative Interest Rate Differential. When purchasing debt securities using proceeds from our repurchase facilities, we expect the coupon paid on these debt securities will be higher than the interest we pay on our repurchase facilities. However, we will be exposed to the risk of a negative interest rate differential, or negative carry situation, if interest rates rise. For example, if on the day of a drawdown current LIBOR is 1.2%, and our cost of borrowing is LIBOR plus 0.2%, our total cost of borrowing will be 1.4%. Since the interest rate on our repurchase facilities are reset either every three, six or twelve months as we so choose prior to each drawdown, assuming we use the proceeds from our repurchase facilities to purchase a fixed-rate coupon bond yielding 2.3% and a 1.0% increase in LIBOR occurs, our total borrowing cost on the facility would increase to 2.4%.
Equity Price Risk
     As of December 31, 2005, we had $0.7 million invested in shares of publicly listed companies. The table below presents the carrying amounts and fair values of our investment in shares of publicly listed companies, which are held for non-trading purposes. The amount of the carrying value is the same as the fair value because we have marked to market the carrying amount of our investments as at the end of the period.

	December 31, 2004		December 31, 2005
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Available-for-sale equity securities (in million)	$0.5	$0.5	$0.7	$0.7
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.

ITEM 15. CONTROLS AND PROCEDURES
     An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, and our Chief Financial Officer, or CFO. Based on that evaluation, our CEO and CFO concluded that as of the end of the period covered by this report we maintained disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
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
ITEM 16C. Principal Accountant Fees and Services
     Ernst & Young has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by our shareholders at the Annual General Meeting.
     (a) Audit Fees. Audit fees were $1,473,000 in fiscal 2004 and $1,542,000 in fiscal 2005. Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries.
     (b) Audit-Related Fees. Audit-related fees were $525,000 in fiscal 2004 and $194,000 in fiscal 2005. Audit-related fees consist of fees billed for attest services that are not required by statue or regulation and consultation concerning financial accounting or that are traditionally performed by the external auditor.
     (c) Tax Fees. Tax fees were $144,000 in fiscal 2004 and $204,000 in fiscal 2005. Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.
     (d) All Other Fees. All other fees were nil in fiscal 2004 and fiscal 2005.

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
          (2) Percentage of Services Approved by the Audit Committee
     During fiscal 2005, all of the fees for services provided to us by Ernst & Young described in each of paragraphs (b) through (d) above were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of rule 2-01 of Regulation S-X. Fees were approved either by general or specific approval, as described in paragraph (e)(1) above.
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
     Not Applicable
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

			(c) Total number of	(d) Maximum Number
			Shares Purchased as	of Shares that May
	(a) Total Number		Part of Publicly	Yet Be Purchased
	of Shares	(b) Average Price	Announced Plans or	Under the Plans or
Period	Purchased	Paid Per Share	Programs	Programs
January 1, 2005 to January 31, 2005	Nil	—

February 1, 2005 to February 29, 2005	Nil	—

March 1, 2005 to March 31, 2005	Nil	—

April 1, 2005 to April 30, 2005	Nil	—

May 1, 2005 to May 31, 2005	Nil	—

June 1, 2005 to June 30, 2005	Nil	—

July 1, 2005 to July 31, 2005	Nil	—

August 1, 2005 to August 31, 2005	Nil	—

			(c) Total number of	(d) Maximum Number
			Shares Purchased as	of Shares that May
	(a) Total Number		Part of Publicly	Yet Be Purchased
	of Shares	(b) Average Price	Announced Plans or	Under the Plans or
Period	Purchased	Paid Per Share	Programs	Programs
September 1, 2005 to September 30, 2005	Nil	—

October 1, 2005 to October 31, 2005	Nil	—

November 1, 2005 to November 30, 2005	Nil	—

December 1, 2005 to December 31, 2005	Nil	—
PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statement pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2005 on pages F-1 to F-62 of this annual report.
ITEM 19. EXHIBITS

No.	Description

1.1	Conformed copy of the Amended and Restated Memorandum of Association.***

1.2	Conformed copy of Amendment No. 1 to the Amended and Restated Memorandum of Association.****

1.3	Conformed copy of the Amended and Restated Articles of Association.***

1.4	Conformed copy of Amendment No. 1 to the Amended and Restated Articles of Association.****

2(a).1	1999 Employee Stock Option Plan, as amended.*

2(a).2	2004 Employee Share Purchase Plan.**

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation)*****

2(a).4	2005 Stock Incentive Plan, as amended

4.(a).1	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003.++++++

4.(a).2	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. ++

4.(a).3	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. ++

4.(a).4	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. ++

4.(a).5	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).6	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003.+++

4.(a).7	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).8	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).9	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted of September 4, 2003.+++

4.(a).10	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. +++

4.(a).11	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).12	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).13	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +

4.(a).14	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003. [y]

4.(a).16	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003.[y]

4.(a).17	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004. yy

4.(a).18	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003. yy

4.(a).19	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and Its Common Shareholders and Its Optionholders and CDC Software Corporation, dated January 20, 2004. yy

4.(a).20	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004. yy

4.(a).21	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004. +++++++

4.(a).22	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. yyyy

4.(a).23	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004. +++++++

4.(a).24	Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated February 25, 2004. yyyy

4.(a).25	Amendment Agreement Relating to Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated March, 2004. yyyy

4.(a).26	Asset Purchase Agreement between CDC Software Holding Corporation and JRG Software, Inc. dated January 20, 2006.

4.(a).27	Asset Purchase Agreement, is made by and among CDC Global Services Inc., CDC Services, Inc. dba Horizon Companies, Horizon Companies, Inc., Trans Horizon Consulting (India) Ltd., and Horizon Software Services Inc., dated February 17, 2006.

4.(a).28	Share Purchase Agreement among Prime Leader Holdings Limited, Tridal Pacific Limited, Skynet Global Limited, Hong Dai, Steve Xiaoming Zhao, Equity Pacific Limited, Beijing 17 Game Network Technology Ltd dated March 17, 2006.

4.(a).29	Stock Purchase Agreement among Ross Systems Inc., c360 Solutions Incorporated, John Gravely, Jeremie Desautels, Jeffrey L. Longoria, Sanin Saracevic, Lisa Patrick and Arvind Raman dated April 12, 2006.

4.(a).30	Amendment to Stock Purchase Agreement among Ross Systems Inc., c360 Solutions Incorporated, John Gravely, Jeremie Desautels, Jeffrey L. Longoria, Sanin Saracevic, Lisa Patrick and Arvind Raman dated April 17, 2006

4.(a).31	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma

Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005.

4.(a).32	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, , CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005.

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Technology Co. Ltd. yyy

4.(b).2	Monternet SMS Cooperation Agreement. yyy

4.(c).1	Amended and Restated Executive Services Agreement (Executive Chairman) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. yyyy

4.(c).2	Executive Services Agreement (Chief Executive Officer) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. yyyy

4.(c).3	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005.

4.(c).4	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005.

4.(c).5	Termination and Release Agreement between CDC Corporation, CDC Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005.

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1	Consent of Ernst & Young.

15.(a).2	Consent of PricewaterhouseCoopers LLP.

15.(a).3	Consent of Deloitte Touche Tohmatsu

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-11288) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-123666) filed with the Commission on March 30, 2005.

***	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on May 20, 2005.

*****	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-118619) filed with the Commission on August 27, 2004.

+	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.

+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.

++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.

+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

yy	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on January 8, 2004.

yyy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.

yyyy	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 30, 2005.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 19th day of June, 2006.

CDC CORPORATION
(Registrant)

By:	/s/ Peter Yip

Peter Yip, Chief Executive Officer

INDEX TO EXHIBITS

No.	Description
1.1	Conformed copy of the Amended and Restated Memorandum of Association.***

1.2	Conformed copy of Amendment No. 1 to the Amended and Restated Memorandum of Association.****

1.3	Conformed copy of the Amended and Restated Articles of Association.***

1.4	Conformed copy of Amendment No. 1 to the Amended and Restated Articles of Association.****

2.(a).1	1999 Employee Stock Option Plan, as amended.*

2.(a).2	2004 Employee Share Purchase Plan.**

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation)*****

2(a).4	2005 Stock Incentive Plan, as amended

4.(a).1	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003. ++++++

4.(a).2	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. ++

4.(a).3	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. ++

4.(a).4	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. ++

4.(a).5	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).6	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003.+++

4.(a).7	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).8	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).9	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted of September 4, 2003.+++

4.(a).10	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. +++

No.	Description
4.(a).11	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).12	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).13	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +

4.(a).14	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003. [y]

4.(a).16	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003.[y]

4.(a).17	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004. yy

4.(a).18	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003. yy

4.(a).19	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and Its Common Shareholders and Its Optionholders and CDC Software Corporation, dated January 20, 2004. yy

4.(a).20	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004. yy

4.(a).21	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004. +++++++

4.(a).22	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. yyyy

4.(a).23	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004. +++++++

No.	Description
4.(a).24	Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated February 25, 2004. yyyy

4.(a).25	Amendment Agreement Relating to Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated March, 2004. yyyy

4.(a).26	Asset Purchase Agreement between CDC Software Holding Corporation and JRG Software, Inc. dated January 20, 2006.

4.(a).27	Asset Purchase Agreement, is made by and among CDC Global Services Inc., CDC Services, Inc. dba Horizon Companies, Horizon Companies, Inc., Trans Horizon Consulting (India) Ltd., and Horizon Software Services Inc., dated February 17, 2006.

4.(a).28	Share Purchase Agreement among Prime Leader Holdings Limited, Tridal Pacific Limited, Skynet Global Limited, Hong Dai, Steve Xiaoming Zhao, Equity Pacific Limited, Beijing 17 Game Network Technology Ltd dated March 17, 2006

4.(a).29	Stock Purchase Agreement among Ross Systems Inc., c360 Solutions Incorporated, John Gravely, Jeremie Desautels, Jeffrey L. Longoria, Sanin Saracevic, Lisa Patrick and Arvind Raman dated April 12, 2006

4.(a).30	Amendment to Stock Purchase Agreement among Ross Systems Inc., c360 Solutions Incorporated, John Gravely, Jeremie Desautels, Jeffrey L. Longoria, Sanin Saracevic, Lisa Patrick and Arvind Raman dated April 17, 2006

4.(a).31	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005

4.(a).32	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, , CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Technology Co. Ltd. yyy

4.(b).2	Monternet SMS Cooperation Agreement. yyy

4.(c).1	Amended and Restated Executive Services Agreement (Executive Chairman) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. yyyy

No.	Description
4.(c).2	Executive Services Agreement (Chief Executive Officer) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. yyyy

4.(c).3	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005

4.(c).4	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005

4.(c).5	Termination and Release Agreement between CDC Corporation, CDC Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005.

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1	Consent of Ernst & Young

15.(a).2	Consent of PricewaterhouseCoopers LLP

15.(a).3	Consent of Deloitte Touche Tohmatsu

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-11288) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-123666) filed with the Commission on March 30, 2005.

***	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.

****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on May 20, 2005.

*****	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-118619) filed with the Commission on August 27, 2004.

+	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.

++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.

+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.

++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.

+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

yy	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on January 8, 2004.

yyy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.

yyyy	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
CDC Corporation
     We have audited the accompanying consolidated balance sheets of CDC Corporation and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of IMI Global Holdings Ireland Limited, a 51% owned subsidiary acquired in September 2003, and its subsidiaries for the period ended December 31, 2003 which statements reflect total assets constituting 4.0% and total revenues constituting 14.4% of the related 2003 consolidated totals. In addition, we did not audit the consolidated financial statements of China.com Inc., an 81% owned subsidiary, and its subsidiaries for the period ended December 31, 2005 which statements reflect total assets constituting 35.6% and total revenues constituting 17.7% of the related 2005 consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for IMI Global Holdings Ireland Limited and its subsidiaries and China.com Inc. and its subsidiaries, is based solely on the reports of the other auditors.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CDC Corporation and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.
/s/ Ernst & Young
Hong Kong
June 20, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
CDC Corporation
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
/s/ PricewaterhouseCoopers LLP
Philadelphia, PA
February 9, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of China.com Inc.:
     We have audited the accompanying consolidated balance sheet of China.com Inc. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of China.com Inc. and subsidiaries at December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
June 20, 2006

CDC Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands U.S. dollars, except share and per share data)

	Notes	December 31,	December 31,
		2004	2005
ASSETS
Current assets:
Cash and cash equivalents		$110,206	$93,691
Restricted cash	4	3,886	2,086
Accounts receivable (net of allowance of $4,784 and $4,885 in 2004 and 2005, respectively)	5	43,521	46,753
Deposits, prepayments and other receivables		10,012	8,447
Available-for-sale debt securities	6	94,259	23,118
Available-for-sale equity securities	11	527	659
Restricted available-for-sale debt securities	6	75,780	11,838
Deferred tax assets	17	502	286
Properties held for sale	26	2,992	—

Total current assets		341,685	186,878

Loan receivable	7	25,000	25,000
Interest receivable		878	1,628
Property and equipment, net	8	7,617	5,995
Goodwill	9	189,552	190,418
Intangible assets	10	81,121	73,885
Investments in equity investees		4,016	5,594
Investments under cost method		220	220
Available-for-sale debt securities	6	9,900	92,763
Restricted available-for-sale debt securities	6	—	20,432
Deferred tax assets	17	—	157
Other assets		4,342	5,065

Total assets		$664,331	$608,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$13,697	$12,286
Other payables		4,219	3,089
Purchase consideration payables		14,728	1,229
Accrued liabilities		36,875	32,296
Accrued pension liability, current portion	24	910	662
Short-term bank loans		52,215	26,249
Long-term bank loans, current portion		11,566	—
Deferred revenue		34,261	35,845
Income tax payable		2,532	2,525

Total current liabilities		171,003	114,181

Deferred tax liabilities	17	4,696	4,046
Accrued pension liability, net of current portion	24	1,477	1,011
Other liabilities		322	439

Total liabilities		177,498	119,677

Minority interests		45,883	49,044

Contingencies and commitments	27

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued		—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 110,893,180 and 111,364,999 shares issued and outstanding at December 31, 2004 and 2005, respectively		28	28
Additional paid-in capital		673,476	676,003
Common stock held in treasury; 1,766,552 and 1,602,737 shares at December 31, 2004 and 2005, respectively		(4,067)	(4,032)
Accumulated deficit		(228,226)	(231,762)
Accumulated other comprehensive loss	13	(261)	(923)

Total shareholders’ equity		440,950	439,314

Total liabilities and shareholders’ equity		$664,331	$608,035

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands U.S. dollars, except share and per share data)

	Notes	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2003	2004	2005
Revenues:
Software
Licenses		$1,157	$28,748	$38,856
Maintenance and consulting services		11,734	79,131	120,308
Business Services
IT products		6,083	2,083	2,079
Consulting services		31,159	37,308	36,942
Advertising		3,235	3,536	3,468
Mobile Services and Applications		16,876	23,694	34,389
Internet and Media		5,606	8,173	8,995
Others		2,001	10	—

Total revenues		77,851	182,683	245,037

Cost of revenues:
Software
Licenses		(362)	(3,486)	(6,589)
Maintenance and consulting services		(8,995)	(39,754)	(55,792)
Business Services
IT products		(5,318)	(1,879)	(1,671)
Consulting services		(16,754)	(24,871)	(24,079)
Advertising		(1,239)	(1,326)	(1,159)
Mobile Services and Applications		(2,247)	(4,597)	(15,262)
Internet and Media		(3,073)	(3,319)	(3,449)
Others		(889)	—	—

Total cost of revenues		(38,877)	(79,232)	(108,001)

Gross profit		38,974	103,451	137,036

Operating expenses:
Selling, general and administrative expenses		(31,606)	(80,342)	(101,954)
Research and development expenses		—	(13,825)	(21,325)
Depreciation and amortization expenses		(7,454)	(12,276)	(16,162)
Restructuring expenses		—	(3,387)	(1,256)

Total operating expenses		(39,060)	(109,830)	(140,697)

Operating loss		(86)	(6,379)	(3,661)

Other income (expenses):
Interest income		13,412	9,653	8,074
Interest expense		(1,070)	(1,895)	(1,175)
Gain on disposal of available-for-sale securities		4,599	167	525
Gain (loss) on disposal of subsidiaries and cost investments		(1,263)	892	483
Other non-operating gains		934	—	—
Other non-operating losses		(143)	—	—
Impairment of cost investments and available-for-sale securities		—	(1,362)	—
Share of losses in equity investees		(124)	(308)	(1,593)

Total other income		16,345	7,147	6,314

Income before income taxes		16,259	768	2,653
Income tax benefit (expense)	17	598	(7,541)	(4,574)

Income (loss) before minority interests		16,857	(6,773)	(1,921)
Minority interests in income of consolidated subsidiaries		(2,257)	(1,000)	(1,565)

Income (loss) from continuing operations		14,600	(7,773)	(3,486)

Discontinued operations:
Loss from operations of discontinued subsidiaries, net of related tax benefit of $90 in 2003, Nil in 2004 and 2005	19	(1,203)	(610)	(47)
Gain (loss) on disposal/dissolution of discontinued subsidiaries, net	19	2,127	(950)	(3)

Net income (loss)		$15,524	$(9,333)	$(3,536)

Basic and diluted earnings (loss) per share from continuing operations	18	$0.14	$(0.07)	$(0.03)

Basic and diluted earnings (loss) per share	18	$0.15	$(0.09)	$(0.03)

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands U.S. dollars, except share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
OPERATING ACTIVITIES:
Net income (loss)	$15,524	$(9,333)	$(3,536)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	2,204	1,000	1,565
Loss (gain) on disposal/write-off of property and equipment	127	1,055	(1,179)
Gain on disposal of available-for-sale securities	(4,599)	(167)	(525)
Loss (gain) on disposal of subsidiaries and cost investments	(2,596)	401	(483)
Amortization of intangible assets	3,571	10,960	13,935
Depreciation	5,293	3,721	3,861
Stock compensation expenses	328	2,051	1,421
Share of losses in equity investees	115	308	1,593
Impairment of cost investments and available-for-sale securities	—	1,362	—
Deferred provision for income taxes	—	5,897	3,724
Expenses settled by issuance of shares	—	1,612	—
Accreted interest income	—	—	(390)
Changes in operating assets and liabilities:
Accounts receivable	9,486	(12,585)	(5,061)
Deposits, prepayments and other receivables	3,144	3,545	1,210
Other assets	1,794	(11)	(1,500)
Accounts payable	(7,413)	88	(419)
Accrued liabilities	(4,006)	(6,372)	(3,399)
Other payables	(8,505)	(444)	(956)
Deferred revenue	(557)	6,419	3,631
Amounts due to related parties	(715)	—	—
Income tax payable	—	1,644	(609)
Accrued pension liability	—	(683)	(707)
Other liabilities	—	322	121

Net cash provided by operating activities	13,195	10,790	12,297

INVESTING ACTIVITIES:
Purchases of subsidiaries, net of cash acquired	$(13,446)	$(112,724)	(15,537)
Purchases of property and equipment	(1,551)	(3,661)	(3,730)
Acquisition of equity investees	—	(4,000)	(3,500)
Purchases of available-for-sale securities	(424,667)	(80,314)	—
Purchases of intangible assets	(2,355)	(4,705)	(7,980)
Issuance of loans	(27,000)	—	—
Collection of promissory notes and warrants	6,878	—	—
Proceeds from disposal of available-for-sale securities	580,607	212,053	30,611
Proceeds from disposal of property and equipment	381	663	4,315
Proceeds (cash disbursements) from disposal of subsidiaries	(2,349)	(529)	1,140
Proceeds from disposal of cost investments	1,750	494	1,117
Decrease (increase) in restricted cash	(129)	(3,648)	1,800

Net cash provided by investing activities	118,119	3,629	8,236

FINANCING ACTIVITIES:
Issuance of share capital	$8,585	$4,061	$1,052
Proceeds from bank loans	15,015	87,537	5,075
Repayment of bank loans	(121,388)	(51,352)	(42,480)
Purchases of treasury stock	(11,171)	—	—

Net cash provided by (used in) financing activities	$(108,959)	$40,246	$(36,353)

Effect of exchange differences on cash	—	33	(695)

Net increase (decrease) in cash and cash equivalents	$22,355	$54,698	$(16,515)
Cash and cash equivalents at beginning of year	33,153	55,508	110,206

Cash and cash equivalents at end of year	$55,508	$110,206	$93,691

Interest paid	$519	$1,348	$955

Non-cash activities:
Class A common shares issued for settlement of other payables	—	$3,036	—
Reissuance of treasury stock for the acquisition of subsidiaries	$2,810	—	—
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	$39,835	$49,610	$54
The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands U.S. dollars, except share data)

						Accumulated
			Additional			other		Total
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	shareholders’
	of shares	shares	capital	stock	income (loss)	income (loss)	deficit	equity
	(‘000)
Balance at January 1, 2003	101,296	$25	$610,340	$(238)		$1,990	$(234,417)	$377,700

Exercise of employee stock options	2,592	1	8,584	—	$—	—	—	8,585

Redemption of shares	—	—	—	(11,171)	—	—	—	(11,171)

Retirement of shares	(2,300)	(1)	(5,749)	5,750	—	—	—	—

Reissuance of treasury stock for non-cash transactions	—	—	1,218	1,592	—	—	—	2,810

Stock compensation expenses on options granted	—	—	328	—	—	—	—	328

Unrealized gains, net of unrealized losses on available-for-sale securities	—	—	—	—	644	644	—	644

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	184	184	—	184

Foreign currency translation adjustments	—	—	—	—	186	186	—	186

Less: reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(4,344)	(4,344)	—	(4,344)

Net income for the year	—	—	—	—	15,524	—	15,524	15,524

Comprehensive income					$12,194

Balance at December 31, 2003	101,588	$25	$614,721	$(4,067)		$(1,340)	$(218,893)	$390,446

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands U.S. dollars, except share data)

						Accumulated
			Additional			other		Total
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	shareholders’
	of shares	shares	capital	stock	income (loss)	income (loss)	deficit	equity
	(‘000)
Balance at January 1, 2004	101,588	$25	$614,721	$(4,067)		$(1,340)	$(218,893)	$390,446

Exercise of employee stock options	1,068	1	4,060	—	$—	—	—	4,061

Issuance of shares for non- cash transactions	8,237	2	50,455	—	—	—	—	50,457

Stock compensation expenses on options granted	—	—	4,240	—	—	—	—	4,240

Unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	(593)	(593)	—	(593)

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	53	53	—	53

Foreign currency translation adjustments	—	—	—	—	1,345	1,345	—	1,345

Less: reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	274	274	—	274

Net loss for the year	—	—	—	—	(9,333)	—	(9,333)	(9,333)

Comprehensive loss					$(8,254)

Balance at December 31, 2004	110,893	$28	$673,476	$(4,067)		$(261)	$(228,226)	$440,950

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands U.S. dollars, except share data)

						Accumulated
			Additional			other		Total
	Number	Common	paid-in	Treasury	Comprehensive	comprehensive	Accumulated	shareholders’
	of shares	shares	capital	stock	income (loss)	income (loss)	deficit	equity
	(‘000)
Balance at January 1, 2005	110,893	$28	$673,476	$(4,067)		$(261)	$(228,226)	$440,950

Exercise of employee stock options	282	—	583	—	$—	—	—	583

Employee stock purchase plan	178	—	469	—	—	—	—	469

Issuance of shares for non- cash transactions	12	—	54	—	—	—	—	54

Reissuance of treasury stock for non-cash transactions	—	—	—	35	—	—	—	35

Stock compensation expenses on options granted	—	—	1,421	—	—	—	—	1,421

Unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	(2,534)	(2,534)	—	(2,534)

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	217	217	—	217

Foreign currency translation adjustments	—	—	—	—	1,509	1,509	—	1,509

Less: reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	146	146	—	146

Net loss for the year	—	—	—	—	(3,536)	—	(3,536)	(3,536)

Comprehensive loss					$(4,198)

Balance at December 31, 2005	111,365	$28	$676,003	$(4,032)		$(923)	$(231,762)	$439,314

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
1.	ORGANIZATION AND BUSINESS OPERATIONS
     CDC Corporation (together with its subsidiaries, the “Company” or “CDC”), with facilities in the People’s Republic of China (the “PRC”), North America, Europe and Australia, is a global provider of enterprise software, mobile services and applications and internet and media services. The Company was incorporated in the Cayman Islands in June 1997 as a limited liability company.
     The Company offers the following products and services to customers in Hong Kong, Taiwan and the PRC (the “Greater China”) and other parts of Asia, Australia, New Zealand, North America, South America, the United Kingdom and the rest of Europe:
•	Software. The Company offers a broad range of software solutions for mid-sized enterprises. The software suite includes Enterprise Resource Planning (“ERP”), Customer Relationship Management (“CRM”), Supply Chain Management (“SCM”), Order Management Systems (“OMS”), Human Resources and Payroll Management (“HRM”) and Business Intelligence (“BI”) products.

•	Business Services. The Company’s business services offering includes information technology services, eBusiness consulting, web development and outsourcing in Hong Kong, Australia, Korea, and the United States of America (the “U.S.”), and a marketing database and marketing support service offered principally in Australia and New Zealand. The Company’s business services companies provide program management, outsourcing services, application development and ongoing support services using a wide range of technologies.

•	Mobile Services and Applications. The Company’s mobile services and applications business provides news and mobile applications services targeting the consumer market in China. It offers wireless services including Short Message Service (“SMS”), Interactive Voice Response (“IVR”), Multimedia Message Service (“MMS”) and Wireless Application Protocol (“WAP”).

•	Internet and Media. The Company’s internet and media business encompasses a range of businesses, including a portal network, and a Singapore-based travel trade publisher and trade exhibition organizer.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a) Principles of Consolidation and Basis of Presentation
     The accompanying consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries that are not considered variable interest entities and all variable interest entities for which the Company is the primary beneficiary, after eliminations of all material intercompany accounts, transactions and profits.
     In 2005, the Company reported its operating results in four business segments, “Software”, “Business Services”, “Mobile Services and Applications” and “Internet and Media”. During 2005, the Company reorganized these segments into two core business units, CDC Software and China.com Inc. The operation of “Software” and “Business Services” is included in the CDC Software business unit and the operation of “Mobile Services and Applications” and “Internet and Media” is included in the China.com Inc. business unit.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     (a) Principles of Consolidation and Basis of Presentation (continued)
     In 2004, the Company reported its operating results in five business segments, “Software”, “Business Services”, “Mobile Services and Applications”, “Advertising/Marketing” and “Others”. These segments were based primarily on the different production, manufacturing and other value-added processes that the Company performed with respect to the products and services and, to a lesser extent, the differing nature of the ultimate end use of the products and services. Prior to 2004, the Company reported its operating results in “Software and Consulting Services”, “Mobile Services and Applications”, “Advertising and Marketing Activities” and “Others”.
     All amounts in these consolidated financial statements reflect the restatement of the pre-2005 segments and the reclassification of certain discontinued components so that they are comparable with the current year’s presentation.
     (b) Use of Estimates
     The preparation of the consolidated financial statements in conformity with U.S. GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.
     (c) Cash and Cash Equivalents
     The Company considers all cash held in banks and highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in Note 4, none of the Company’s cash and cash equivalents is restricted as to withdrawal or use.
     (d) Property and Equipment and Depreciation
     Buildings, leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of the property and equipment are as follows:

Buildings	25 years
Leasehold improvements	Over the lesser of the lease term or the estimated useful life
Furniture and fixtures	1 to 10 years
Office equipment	3 to 5 years
Computer equipment	1 to 3 years
Motor vehicles	3 to 5 years

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     (e) Software Development Costs
     The Company capitalizes computer software product development costs incurred in developing a product once technological feasibility has been established and until the product is available for general release to customers. The Company evaluates realizability of the capitalized amounts based on expected revenues from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, the Company either accelerates the amortization or expenses the remaining capitalized amounts. The amortization of such costs is computed as the greater of the amount calculated based on (i) the ratio of current product revenues to projected current and future product revenues or (ii) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, the Company expenses the costs of such development because the impact of capitalizing such costs would not be material.
     As of December 31, 2004 and 2005, capitalized computer software development costs were $3,478 and $10,491, respectively, and related accumulated amortization totaled $251 and $1,300, respectively.
     The amortization of software development costs is included in cost of revenues and totaled $273, $228 and $1,049 for the years ended December 31, 2003, 2004 and 2005, respectively.
     (f) Goodwill and Intangible Assets
     Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets”, requires companies to test goodwill for impairment on an annual basis or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value. SFAS 142 also requires that an identifiable intangible asset which is determined to have an indefinite useful economic life not to be amortized, but to be tested separately for impairment using a fair value based approach. All other intangible assets are amortized over their estimated useful lives.
     The Company’s intangible assets represent trademarks, uniform resource locators (“URLs”), software applications and programs, customer base and contracts, and business licenses and partnership agreements. Non-indefinite lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the respective asset. The estimated useful lives of the intangible assets are as follows:

Trademarks	Indefinite
URLs	20 years
Software applications and programs	2 to 15 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     (f) Goodwill and Intangible Assets (continued)
     The Company evaluates the long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company tested goodwill and intangible assets with indefinite useful lives for impairment, utilizing a combination of valuation techniques including the expected present value of future cash flows approach. The Company performed its annual goodwill and indefinite lived intangible assets test on December 31 as required by SFAS 142 and determined that there was no impairment for the years ended December 31, 2003, 2004 and 2005.
     (g) Investments
     Debt and equity investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale securities are reported in other comprehensive income (loss) and are included in a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale securities are included in gain (loss) on disposal and impairment, respectively, in the Company’s consolidated statement of operations. Gains or losses on the sale of investments and amounts reclassified from accumulated other comprehensive income (loss) to the statement of operations are computed based upon specific identification. Interest on securities classified as available-for-sale securities is included in interest income.
     When determining whether an impairment of investments exists or a decline in the value of an available-for-sale security is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for the securities. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the current and expected financial condition of the investment’s issuer, and the Company’s investment intent.
     The following were the aggregate amounts of unrealized losses for available-for-sale debt and equity securities that have been in a continuous loss position for less than 12 months and the aggregate fair values of such securities as of December 31, 2005.

	Unrealized	Fair
	loss	value
Debt securities	$187	$9,814
Equity securities	$14	$70
     The following was the aggregate amount of unrealized losses for available-for-sale debt securities that have been in a continuous loss position for more than 12 months and the aggregate fair value of such securities as of December 31, 2005.

	Unrealized	Fair
	loss	value
Debt securities	$3,187	$133,102

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     (g) Investments (continued)
     At December 31, 2005, 17 of the 27 available-for-sale debt and equity securities held by the Company were in an unrealized loss position. The Company’s unrealized losses on investments in U.S. Treasury obligations, direct obligations of U.S. government agencies and corporate bonds were caused by an increase in interest rates. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may reach maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2005. Therefore, none of the Company’s securities were impaired at December 31, 2005. Prior to 2005, the Company considered all debt and equity securities with a sustained decline in market values for six months or more to be other than temporarily impaired because the Company did not have the ability and intent to hold those investments until a recovery of fair value. In 2003 and 2004, the Company recorded impairment losses on certain available for sale debt securities of nil and $990, respectively. In 2003, 2004 and 2005, the Company recorded gain (loss) on the sale of available for sale equity securities of $3,121, $157 and $46, respectively.
     The Company’s investments in equity investees for which its ownership exceeds 20% or for which the Company owns less than 20% but has the ability to exercise significant influence, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss and the amortization of any identifiable intangible assets arising from the investment is included in share of income and losses in equity investees in the accompanying consolidated statement of operations.
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
     (h) Impairment of Long-lived Assets
     Long-lived assets (other than goodwill and indefinite lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset (other than goodwill and indefinite lived intangible assets) exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(i) Foreign Currency Translation
     The financial statements of the Company’s foreign operations have been translated into United States dollars (“U.S. dollars”) from their local functional currencies in accordance with SFAS 52, “Foreign Currency Translation”. Under SFAS 52, all assets and liabilities are translated at year end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income, but are accumulated and reported as a component of shareholders’ equity as accumulated other comprehensive income (loss). Realized and unrealized gains and losses, which result from foreign currency translations, are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long term investment nature which are reported as translation adjustments.
     During the years ended December 31, 2004 and 2005, $429 and $380, respectively, were transferred from cumulative foreign currency translation adjustments are included in the consolidated statement of operations as a result of the sale or liquidation of an investment in a foreign operation.
(j) Advertising Expenses
     Advertising expenses are charged to expenses when incurred and are included in selling, general and administrative expenses in the accompanying consolidated statement of operations.
(k) Shipping and Handling
     Shipping and handling costs are included in cost of revenues in the accompanying consolidated statement of operations for all the periods presented.
(l) Revenue Recognition
     The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.
     The specific literature that the Company follows in connection with its revenue recognition policy includes the Securities and Exchange Commission’s Staff Accounting Bulletin 104, “Revenue Recognition”, the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables”, and in certain instances EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.
     In addition to these basic criteria, there are specific revenue recognition policies for each major stream of revenue by reportable segment.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
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
     When software licenses are sold indirectly to an end-user through VARs, the Company recognizes as revenue only the net fee receivable upon sell-through to the end-user. License revenues from distributors are calculated at an agreed upon percentage of the distributors’ net selling price to the end-users. The Company does not typically earn any portion of fees for services provided by the distributor to the end-user. The Company earns maintenance fees based upon an agreed upon percentage of the maintenance fees that the distributor earns from the end-user.
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

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
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
     Revenues from the design, development and integration of Internet web sites and mobile phone devices are recognized using contract accounting based on either clients’ acceptance of completed milestones or using the cost-to-cost percentage-of-completion method based on the hours incurred. Some projects include acceptance clauses requiring customers’ sign-off at the conclusion of the projects. Historically, the Company has not experienced projects where sign-off or acceptance has been withheld by a customer resulting in a material loss on a project.
     Revenues from Internet web site maintenance agreements are deferred and recognized ratably over the terms of the related agreements which are usually for periods of six months or one year.
     Mobile Services and Applications
     Mobile services and applications (“MVAS”) revenues are recognized when services are provided. The Company records revenues on a monthly basis based upon confirmations from the network operators. At the end of each reporting period, where an operator fails to provide the Company with a monthly statement confirming the amount of charges billed to its mobile phone users for that month, the Company uses information generated from its own internal system and historical financial data to make estimates of the billing reconciliation rate and collectible mobile services and applications fees, and revenues are accrued accordingly. The Company regularly assesses its contractual relationship with customers, the ability to set the terms and specifications of the service and the credit risk of the Company to determine whether the Company acts as a principal or agent when providing MVAS services. After consideration of these factors for the year ended December 31, 2005, the Company determined that (a) the Company is the primary obligor in the arrangement; (b) the Company controls the selection of the mobile operators and content providers and determines the service specifications; and (c) the Company has latitude in establishing pricing within ranges prescribed by the network operators and the Company bears the credit risk. As a result, MVAS revenues are recognized gross of the mobile phone operator’s share of revenues.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(l) Revenue Recognition (continued)
     Internet and Media
     Revenue from internet and media mainly represents revenue from advertising, which is recognized on a straight-line basis over the period in which the advertisement is displayed, and when collection of the resulting receivable is probable, provided that no significant obligations of the Company remain. Advertising service fees from direct mailings are recognized when each advertisement is sent to a target audience.
(m) Deferred Revenue
     Deferred revenue represents cash received for software, business services and advertising and marketing services in advance of services being rendered. The Company reports deferred revenue as a liability on the balance sheet when there is a contractual obligation as at the balance sheet date to provide services or software product to the customer but the services have not yet been completed or the product has not yet been delivered, and thus no recognition of revenue has taken place.
(n) Income Taxes
     Income taxes are determined under the liability method as required by SFAS 109, “Accounting for Income Taxes”. Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not more likely than not to be realized.
(o) Stock Compensation Expenses
     The Company accounts for share-based employee compensation arrangements under the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” and related Interpretations, and complies with the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation”. Under APB 25, stock compensation expense is recognized by accelerated expense attribution method over the vesting period of the stock options based on the difference, if any, between the fair value of the underlying Company’s/China.com Inc.’s shares at the date of grant and the exercise price of the stock options.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(o) Stock Compensation Expenses (continued)
     The following table illustrates the effect on net income and earnings (loss) per share had the Company applied the fair value recognition provisions of SFAS 123 to share-based employee compensation:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Net income (loss):
As reported	$15,524	$(9,333)	$(3,356)
Add: Stock compensation expense included in net income (loss)	328	2,051	1,421
Deduct: Stock compensation expense determined under fair value method	(4,886)	(14,706)	(11,594)

Pro forma	$10,966	$(21,988)	$(13,529)

Basic earnings (loss) per share:
As reported	$0.15	$(0.09)	$(0.03)
Pro forma	$0.11	$(0.21)	$(0.12)

Diluted earnings (loss) per share:
As reported	$0.15	$(0.09)	$(0.03)
Pro forma	$0.11	$(0.21)	$(0.12)

     For the purpose of the pro forma disclosures above, the estimated fair value of the options is amortized to expense over the options’ vesting period.
     As further discussed in Note 23, on December 29, 2005, the Company accelerated the vesting of approximately 1.7 million unvested stock options with exercise prices equal to or greater than $3.50 per share. The closing price of the Company’s common stock on December 28, 2005, the last trading day before the acceleration, was $3.14 per share. The acceleration was effective as of December 29, 2005. The options had a range of exercise prices of $3.79 to $7.38 and a weighted average exercise price of $4.32. Included in the computation of pro forma net loss per share for the period ended December 31, 2005 is $4,433 in stock compensation expense related to the accelerated options.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(o) Stock Compensation Expenses (continued)
     Under SFAS 123, the fair value of share-based awards is calculated through the use of the option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option grants. These models also require subjective assumptions, including future stock price volatility and expected lives of each option grant. The fair value for each option grant was estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Range of U.S. risk-free interest rates	2.08% to 6.69%	2.08% to 6.77%	4.12% to 4.17%
Weighted expected life of options	5years	5years	5 years
Range of volatility	38% to 167%	75% to 165%	58% to 69%
Dividend yield	Nil	Nil	Nil
(p) Earnings (Loss) Per Share
     The Company computes earnings (loss) per share in accordance with SFAS 128, “Earnings Per Share”. Under the provisions of SFAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year, adjusted for any impact to net income or loss by dilutive common equivalent shares, by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive.
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
(s) Loans Receivable
     Loans receivable are stated at amortized cost less the allowance for loan losses, loan origination fees (net of direct costs), commitment fees and purchase premiums or discounts. Interest on loans is credited to income as it is earned. Premiums are amortized and discounts are accreted over the lives of the loans using the interest method.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(t) Comprehensive Income (Loss)
     Comprehensive income (loss) includes net earnings or loss as well as additional other comprehensive income (loss). The Company’s other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale securities and foreign currency translations, all recorded net of tax.
(u) Gain on Issuance of Shares by Subsidiaries
     When a subsidiary sells its shares to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Company’s consolidated statement of operations. Otherwise, the increase is reflected in the Company’s consolidated statement of shareholders’ equity.
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
(w) Derivative Instruments
     SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as modified by SFAS 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities”, requires all contracts which meet the definition of a derivative to be recognized in the Company’s consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the Company’s consolidated statement of operations or in the Company’s consolidated statement of shareholders’ equity as a component of other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the Company’s consolidated statement of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using the industry standard valuation techniques.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(x) Business Restructuring Charges and Related Expenses
     The Company accounts for exit or disposal activities in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS 112, “Employers’ Accounting for Postemployment Benefits”. In accordance with SFAS 146, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other costs associated with consolidating or closing of facilities. SFAS 112 prescribes the accounting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement.
     A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.
(y) Recent Accounting Pronouncements
     In December 2004, the FASB issued SFAS 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25 and amends SFAS 95, “Statement of Cash Flows”. The approach in SFAS 123(R) is generally similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure will no longer be an alternative.
     The Company adopted SFAS 123(R) as of January 1, 2006 using the modified prospective method. Under this transition method, compensation cost is recognized beginning with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. As permitted by SFAS 123, through December 31, 2005 the Company accounted for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally has not recognized compensation cost for employee stock options. The Company expects that the adoption of SFAS 123(R) will have a material impact on its results of operations.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(y) Recent Accounting Pronouncements
     In June 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections”. SFAS 154 changes the requirements for the accounting for and reporting of a change in the accounting principle. This statement requires retrospective applications to prior periods’ financial statements of a voluntary change in the accounting principle unless it is impracticable. In addition, this statement requires that a change in the depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This new accounting standard is effective on January 1, 2006. The Company will apply the provision of SFAS 154 when applicable.
     In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of EITF 04-13 is not expected to have a material impact on the Company’s financial statements.
     In November 2005, the FASB issued FASB Staff Position (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The Company is currently evaluating the impact of the adoption of FSP 115-1 but the Company does not expect that it will have a material impact on the Company’s consolidated financial statements.
     In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. It allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133; establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued by the Company after January 1, 2007. The Company is evaluating the effect of the adoption of SFAS 155. It is not expected to have a material impact on the Company’s consolidated financial statements.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
3.	BUSINESS COMBINATIONS
(a) Praxa Limited (“Praxa”)
     On February 12, 2003, the Company acquired a 100% equity interest in Praxa through the acquisition of the entire issued share capital of Praxa. In accordance with SFAS 141, “Business Combinations”, this acquisition has been accounted for under the purchase method of accounting and the results of Praxa’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Praxa’s core business is the provision of information technology products and services in the form of outsourcing, application development and support, and systems integration in Australia and Asia. The acquisition of Praxa increased the number of clients for Praxa’s low-cost China-based outsourcing platform and extended the distribution network of the Company’s own software products to Australia.
     The purchase price was approximately $3,567 in cash.
     The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

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
(b) Palmweb Inc. (“Palmweb”)
     In April 2003, China.com Inc. acquired a 100% equity interest in Palmweb through the acquisition of the entire issued share capital of Palmweb. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of operations of Palmweb and its subsidiary and variable interest entities (collectively the “Palmweb Group”) have been included in the Company’s consolidated financial statements since the date of acquisition. Palmweb is primarily engaged in the provision of MVAS services in Mainland China. The acquisition enabled the Company to enter the MVAS market in Mainland China.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
3.	BUSINESS COMBINATIONS (continued)
(b) Palmweb Inc. (“Palmweb”) (continued)
     The total purchase consideration, including amounts to be paid to certain employees of Palmweb as further detailed below, was as follows:
–	initial cash consideration of $14,000; and

–	earnout cash consideration which is equal to the aggregate of (i) an amount equal to the audited net income of the Palmweb Group for the year ended December 31, 2003 multiplied by 3.56918 and (ii) an amount equal to the audited net income of the Palmweb Group for the year ended December 31, 2004 multiplied by 1.13982; less the amount already paid (the “Contingent Consideration”). The total purchase consideration was subject to a maximum of $55,000.
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
     The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

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

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
3.	BUSINESS COMBINATIONS (continued)
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
     The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

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

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
3.	BUSINESS COMBINATIONS (continued)
(d) Pivotal Corporation (“Pivotal”)
     On February 25, 2004, the Company acquired a 100% equity interest in Pivotal through the acquisition of the entire issued share capital of Pivotal. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Pivotal’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Pivotal is a developer of CRM software solutions in Canada. The acquisition of Pivotal provided a complement to the Company’s existing portfolio of proprietary software solutions.
     The total purchase price comprised of $35,925 in cash, 1,846,429 CDC Class A common shares valued at $21,363 at the date of acquisition, CDC stock options issued in exchange for vested in-the-money Pivotal stock options with a total value of $481, and transaction costs of $348.
     The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

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
     During 2005, the Company recognized pre-acquisition deferred tax benefits of $2,100, for which a full valuation allowance was previously applied, and a corresponding reduction to goodwill.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
3.	BUSINESS COMBINATIONS (continued)
(e) Group Team Investments Ltd. (“Group Team”)
     On May 20, 2004, the Company acquired a 100% equity interest in Group Team through the acquisition of its entire issued share capital. The principal assets of Group Team are its investment in Beijing He He IVR Mobile Technology Limited (“Beijing He He IVR”), which is held through another wholly-owned subsidiary, and its interest in Beijing He He Technology Co., Ltd. (“Beijing He He”). Group Team, through Beijing He He IVR and Beijing He He, is engaged in the provision of MVAS to mobile phone subscribers in the PRC. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Group Team’s consolidated operations have been included in the Company’s consolidated financial statements since the date of acquisition. The Group Team acquisition expanded the Company’s MVAS operations in the PRC.
     The components of the purchase price were: (i) an initial cash consideration of $9,600; and (ii) an earn-out cash consideration which is equal to the aggregate of (a) an amount equal to the audited net income of Group Team’s consolidated operations for the year ended December 31, 2004 multiplied by 9.9 at 50% (“First Earnout Payment”) and (b) an amount equal to the audited net income of Group Team’s consolidated operations for the year ended December 31, 2005 multiplied by 9.9 at 15% (“Second Earnout Payment”). The total purchase consideration is not to exceed $60,000.
     The initial cash consideration of $9,600 was paid in April 2004. The estimated First Earnout Payment of $12,559 was accrued for at December 31, 2004. During 2005, the First Earnout payment was adjusted to $12,978 and was paid in April 2005. The Company will not pay the Second Earnout Payment because Group Team had a net loss in 2005.
     The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$3,026
Property and equipment, net	453
Goodwill	15,693
Intangible assets *
Business licenses and partnership agreements	4,003
Customer base	150
Software applications and programs	58
Other assets	21

Total assets acquired	23,404

Current liabilities	(1,245)

Total liabilities assumed	(1,245)

Net assets acquired **	$22,159

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is approximately 4 years. The weighted average useful life of the partnership agreements and business licenses is approximately 4 years and the weighted average useful life of the customer base and software applications and programs is approximately 2 years.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
3.	BUSINESS COMBINATIONS (continued)
(e) Group Team Investments Ltd. (“Group Team”) (continued)
** Based on the initial cash consideration of $9,600 payable at the date of acquisition and the First Earnout Payment of $12,978 paid in April 2005, of which $12,559 was accrued for at December 31, 2004. The initial cash consideration of $9,600 and the First Earnout Payment of $12,978 were recorded as an increase in goodwill. The Company will not pay the Second Earnout Payment because Group Team had a net loss in 2005.
     The goodwill was assigned to the Mobile Services and Applications segment and such goodwill is not deductible for tax purposes. The estimated fair value of the intangible assets was derived from a valuation from an independent third party.
     Subsequent to the acquisition, on August 18, 2004, the investment was transferred to China.com Inc., an 81% owned subsidiary of the Company. This deemed disposal resulted in a gain on deemed disposal of $253 for the year ended December 31, 2004.
(f) Ross Systems, Inc. (“Ross”)
     On August 26, 2004, the Company acquired a 100% equity interest in Ross through the acquisition of the entire issued share capital of Ross. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Ross’ operations have been included in the Company’s consolidated financial statements since the date of acquisition. Ross’ core business is the provision of enterprise software products to mid-market clients. The Ross acquisition expanded the Company’s enterprise software product portfolio.
     The total purchase price comprised of $40,707 in cash, 6,111,117 CDC Class A common shares valued at $26,584 at the date of acquisition (120,848 shares valued at $526 remained unpaid as of December 31, 2004), CDC stock options issued in exchange for vested in-the-money Ross stock options with a total value of $1,708, and transaction costs of $1,129.
     The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$14,001
Property and equipment, net	2,609
Goodwill	44,804
Intangible assets *
Customer base and contracts	6,600
Software applications and programs	19,600
Trademarks	3,400
Other assets	62

Total assets acquired	91,076

Current liabilities	(20,948)

Total liabilities assumed	(20,948)

Net assets acquired	$70,128

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
3.	BUSINESS COMBINATIONS (continued)
(f) Ross Systems, Inc. (“Ross”) (continued)
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
     During 2005, the Company recognized pre-acquisition deferred tax benefits of $1,426, for which a full valuation allowance was previously applied, and a corresponding reduction to goodwill.
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

     The difference in the pro forma and audited net income (loss) for the years ended December 31, 2003 and 2004 is primarily due to the inclusion of the results of operations of the acquired subsidiaries from the beginning of the respective years of acquisition and for the immediately preceding comparable year as though the corresponding business combinations had been completed at the beginning of that year, net of the additional amortization of corresponding purchased amortizable intangible assets for the years ended December 31, 2003 and 2004.
     The Company did not have material acquisitions in 2005; accordingly, no pro forma disclosure has been presented.
4.	RESTRICTED CASH
     At December 31, 2004 and 2005, cash of $3,886 and $2,086, respectively, was pledged for banking facilities of the Company.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
5.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2004	2005
Accounts receivable:
Amounts billed	$41,744	$45,520
Unbilled	6,561	6,118

	48,305	51,638
Allowance for doubtful accounts	(4,784)	(4,885)

Net	$43,521	$46,753

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Allowance for doubtful accounts:
Balance at beginning of year	$4,139	$2,816	$4,784
Additions	2,297	5,607	1,450
Write-offs, net of recoveries	(3,620)	(3,639)	(1,349)

Balance at end of year	$2,816	$4,784	$4,885

     Unbilled receivables represent the recognized sales value of performance relating to the Software and Business Services segments and these amounts had not been billed and were not billable to the customers at the balance sheet date. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.
6.	AVAILABLE-FOR-SALE DEBT SECURITIES
     At December 31, 2003, 2004 and 2005, the Company evaluated the length of time and extent to which the market value of certain of its securities had been less than their cost, as well as the financial condition and performance of the issuer and the Company’s intention and ability to hold such securities to recovery or maturity. The Company records an impairment loss on securities for which the decrease in fair value of the debt securities was determined to be other-than-temporary. At December 31, 2005, none of the Company’s securities were determined to have an other-than-temporary impairment.

	December 31,	December 31,
	2004	2005
Debt obligations issued by corporations and U.S. federally supervised/chartered organizations:
Amortized cost	$180,783	$151,504
Net unrealized loss *	(844)	(3,353)

Estimated fair value	179,939	148,151
Restricted debt securities pledged for banking facilities	(75,780)	(32,270)

Non-restricted	$104,159	$115,881

*	The net unrealized loss consisted of gross unrealized gain of $21 (2004: $34) and gross unrealized loss of $3,374 (2004: $878).

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
6.	AVAILABLE-FOR-SALE DEBT SECURITIES (continued)
     For the years ended December 31, 2003, 2004 and 2005, the gross realized gain amounts were $6,834, $218 and $500, respectively, and the gross realized loss amounts were $5,356, $208 and $21, respectively.
Non-restricted available-for-sale debt securities consisted of:

	December 31,	December 31,
	2004	2005
Current	$94,259	$23,118
Non-current	9,900	92,763

	$104,159	$115,881

     At December 31, 2005, all the available-for-sale debt securities were carried at market value and temporary unrealized gains and losses at December 31, 2005 were reported in accumulated other comprehensive income (loss).
     All available-for-sale debt securities held by the Company have maturity terms ranging from one to ten years. At December 31, 2004 and 2005, the Company’s debt securities had maturity dates falling due as follows:

	December 31,	December 31,
	2004	2005
Maturity date:
One year or less	$19,980	$34,956
Within one year to five years	150,059	113,195
Within five years to ten years	9,900	—

	$179,939	$148,151

     Included in the total available-for-sale debt securities as of December 31, 2004 and 2005 were debt securities with a market value of $75,780 and $32,270, respectively, which were segregated and secured in accordance with the Company’s lines of credit as further discussed in Note 12.
7.	LOAN RECEIVABLE
     The balance of the loan receivable as of December 31, 2004 and 2005 related to a $25,000 loan to Symphony, a minority shareholder of a subsidiary of the Company, Cayman First Tier (the holding company incorporated in the Cayman Islands which owns a 100% interest of an operating subsidiary, IMI). The loan bears interest at 3% per annum and is repayable in November 2007. The loan is secured by a pledge from Symphony in favor of Cayman First Tier of all of Symphony’s right, title and interest in Symphony’s 49% interest in Cayman First Tier.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
8.	PROPERTY AND EQUIPMENT

	December 31,	December 31,
	2004	2005
Leasehold improvements	$2,449	$2,499
Furniture and fixtures	1,116	747
Office equipment	1,950	1,649
Computer equipment	29,640	29,467
Motor vehicles	480	320

	35,635	34,682
Less: Accumulated depreciation	(28,018)	(28,687)

	$7,617	$5,995

     Depreciation expense was $5,293, $3,721 and $3,861 for the years ended December 31, 2003, 2004 and 2005, respectively.
9.	GOODWILL
     The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

			Mobile
		Business	Services and	Internet
	Software	Services	Applications	and Media	Total
Balance as of January 1, 2004	$12,284	$16,105	$47,704	$5,334	$81,427
Goodwill acquired during the year	92,471	—	15,693	324	108,488
Less: Goodwill written off related to sale/dissolution of business units	(363)	—	—	—	(363)

Balance as of December 31, 2004 and January 1, 2005	104,392	16,105	63,397	5,658	189,552
Reallocation of goodwill	—	362	—	(362)	—
Goodwill acquired during the year	—	2,048	1,521	—	3,569
Purchase accounting adjustments	(4,549)	1,427	419	—	(2,703)

Balance as of December 31, 2005	$99,843	$19,942	$65,337	$5,296	$190,418

     In conjunction with the change in the segment reporting (Note 2) the Company renamed the Advertising/Marketing segment into the Internet and Media segment and reallocated certain reporting units from the Advertising/Marketing segment into Business Services segment. Simultaneously, the Company reallocated $362 in goodwill from Internet and Media to Business Services segment related to these reporting units.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
10.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets as of December 31:

	2004			2005
	Gross			Gross
	carrying	Accumulated		carrying	Accumulated
	amount	amortization	Net	amount	amortization	Net
URLs	$16,956	$(2,543)	$14,413	$16,956	$(3,390)	$13,566
Software applications and programs	38,426	(5,624)	32,802	47,379	(13,784)	33,595
Customer base and contracts	27,727	(6,163)	21,564	26,318	(10,272)	16,046
Business licenses and partnership agreements	5,708	(1,307)	4,401	5,199	(2,462)	2,737

	$88,817	$(15,637)	$73,180	$95,852	$(29,908)	$65,944

     These intangible assets are amortized on the straight-line basis over the estimated economic lives of the assets. The Company had trademarks not subject to amortization with carrying values of $7,941 as of December 31, 2004 and 2005.
     Amortization expense was $3,571, $10,960 and $13,935 for the years ended December 31, 2003, 2004 and 2005, respectively. The following table summarizes the estimated amortization expense for each of the following five years based on the current amount of intangible assets subject to amortization:

Year ended December 31:
2006	$14,473
2007	$14,335
2008	$12,252
2009	$5,907
2010	$5,005
11.	AVAILABLE-FOR-SALE EQUITY SECURITIES

	December 31,	December 31,
	2004	2005
Cost	$411	$422
Net unrealized gain *	116	237

Market value	$527	$659

*	For the year ended December 31, 2005, the net unrealized gain consisted of gross unrealized gain of $251 (2004: $151) and gross unrealized loss of $14 (2004: $35).
     For the years ended December 31, 2003, 2004 and 2005, the gross realized gain was $3,545, $166 and $84, respectively, and the gross realized loss was $424, $9 and $38, respectively.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
11.	AVAILABLE-FOR-SALE EQUITY SECURITIES (continued)
     At the balance sheet date, the Company evaluated the length of time and extent to which the market value of certain of its securities had been in an unrealized loss position as well as the financial condition and performance of the issuer of the equity securities and concluded that no impairment was other-than-temporary.
12.	CREDIT ARRANGEMENTS
     Under the line of credit arrangements with two banks, Fortis Bank and Standard Chartered Bank, the Company may borrow up to $350,000 on such terms as the Company and the banks mutually agree upon. Except for bank loans of $26,249 to be repaid in 2006, these arrangements do not have termination dates but are reviewed annually for renewal. At December 31, 2005, the unused portion of the credit lines was $324,000.
     The Company’s line of credit with Fortis Bank is a repurchase agreement pursuant to which the Company sold certain debt securities to the bank at a discounted price, and the bank agreed to sell the same debt securities back to the Company at the same price at the termination of the agreement. Throughout the term of the agreement, Fortis Bank will pay to the Company any income associated with the debt securities and the Company will pay to the bank interest calculated using the London Inter-Bank Offered Rate (“LIBOR”) plus 0.2% per annum.
     In 2004, the Company entered into a collateralized credit facility agreement with Standard Chartered Bank under which the Company deposits debt securities as collateral in exchange for cash. During the term of the agreement, the bank maintains a charge on such debt securities. The bank will pay to the Company any income associated with the collateralized debt securities and the Company shall pay to the bank interest calculated using the LIBOR plus 0.3% per annum. In February 2005, this rate was renegotiated to LIBOR plus 0.2% per annum.
     In connection with the credit lines granted to the Company, the Company maintained compensating balances of $3,886 and $2,086 in cash at December 31, 2004 and 2005, respectively, and pledged available-for-sale debt securities with a net book value of $75,780 and $32,270 at December 31, 2004 and 2005, respectively.
     The weighted average interest rates on short-term borrowings as of December 31, 2004 and 2005 were 2.0% and 3.6% per annum, respectively.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are as follows:

	Unrealized
	gains (losses)	Foreign
	on available-	currency
	for-sale	translation
	securities	adjustments	Total
Balance at December 31, 2003	$(151)	$(1,189)	$(1,340)
Unrealized losses, net of unrealized gains on available-for-sale securities	(593)	—	(593)
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	53	—	53
Foreign currency translation adjustments	—	1,345	1,345
Less: reclassification adjustment for gains, net of losses included in net income	274	—	274

Balance at December 31, 2004	$(417)	$156	$(261)
Unrealized losses, net of unrealized gains on available-for-sale securities	(2,534)	—	(2,534)
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	217	—	217
Foreign currency translation adjustments	—	1,509	1,509
Less: reclassification adjustment for losses, net of gains included in net loss	146	—	146

Balance at December 31, 2005	$(2,588)	$1,665	$(923)

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
14.	SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION
     The Company incurred the following expenses which are not separately reflected in the consolidated statement of operations:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Minimum rental expenses under operating leases	$3,086	$9,593	$9,998
Advertising expenses	$580	$2,249	$5,050
Defined contribution retirement plans expenses	$2,922	$3,459	$2,148
15.	RELATED PARTY TRANSACTIONS
     In addition to the transactions and balances detailed elsewhere in these financial statements, the Company had the following material transactions with related parties during the years ended December 31, 2003, 2004 and 2005.
     (a) Golden Tripod Limited. In June 2001, the Company signed contracts with entities affiliated with the Liaison Office of the Central People’s Government in Hong Kong Special Administrative Region of the PRC (formerly known as XinHua News Agency, or “Xinhua”), Golden Tripod (Holdings) Limited, or Golden Tripod, and Xinhua News Agency Shanghai Branch, or Shanghai Xinhua, to acquire 30% of the shares of Xin Hua Asia Pacific TV (H.K.) Center Limited, a company 51% owned by Golden Tripod and 49% owned by Shanghai Xinhua, as well as to form a 50% owned joint venture in the PRC. The Company paid $500 as a deposit after the contracts had been signed. As certain conditions precedent for the joint venture were not met during the course of 2001, the Company terminated the transaction and made a bad debt provision for the full deposit amount at the end of the year. The Company obtained a refund amounting to $348 in 2003.
     For the years ended December 31, 2003, 2004 and 2005, the Company paid management fees of $137, $132 and $77, respectively, to Golden Tripod Limited, an entity affiliated with Xinhua, one of the Company’s major shareholders, for the provision of general management services to the Company, including consultancy fees of consultants provided by Golden Tripod Limited.
     (b) Asia Pacific Online Limited (“APOL”). APOL is a Cayman Islands company that is 50% owned by the spouse of Peter Yip, who acted as the chief executive officer of the Company for the years ended December 31, 2003, 2004 and between January and February 2005, and 50% owned by a trust set up for the benefit of Mr. Yip’s children. In January 2002, the Company entered into a service agreement with APOL (the “January 2002 Services Agreement”). Under this agreement, the Company agreed to provide an annual management fee of $0.001 and reimburse expenses incurred up to $270 annually for the provision of general management services principally consisting of the provision of full-time services by Mr. Yip to act as the Company’s chief executive officer. The January 2002 Services Agreement was renewed in 2003. As of March 31, 2006, APOL is the owner of 11,927,653 Class A common shares of the Company and had exercisable options to purchase additional 3,106,442 Class A common shares of the Company. These options include options to purchase 200,000 Class A common shares of the Company granted on June 3, 2003 at an exercise price of $4.95 per share, 100,000 Class A common shares of the Company granted on June 16, 2003 at an exercise price of $5.16 per share, 75,000 Class A common shares of the Company granted on September 15, 2005 at an exercise price of $2.99 and 50,000 Class A common shares of the Company granted on January 3, 2006 at an exercise price of $3.22 per share. In addition, Mr. Yip has exercisable options to purchase 190,000 Class A common shares of the Company. Mr. Yip’s spouse also owns 4,094,349 Class A common shares of the Company.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
15.	RELATED PARTY TRANSACTIONS (continued)

(c) Harry Edelson lawsuit against the Company. In connection with Harry Edelson, a former director of the Company, lawsuit against the Company, the Company is paying the costs of outside counsel retained to represent Raymond Ch’ien and Peter Yip in this matter (Note 27). For the years ended December 31, 2004 and 2005, the Company paid $201 and $53, respectively, for such fees.
16.	VARIABLE INTEREST ENTITIES
     The MVAS and Internet content services are subject to foreign ownership restrictions in the PRC. To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of telecommunications and other information services within the PRC, the Company provides substantially all of its MVAS and Internet portal services through its variable interest entities (“VIEs”). These VIEs are owned by certain employees of the Company who are PRC citizens (the “Nominees”). The Company funds the capital invested in these companies via interest-free loans to these PRC employees. These loans are eliminated in consolidation along with the capital of the VIEs. As of December 31, 2004 and 2005, the total amount of interest-free loans to the Nominees were approximately $4,868 and $6,195, respectively. The Company has not pledged any assets as collateral for the obligations of any of the VIEs and the creditors of the VIEs do not have recourse to the general credit of the Company.
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
     The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all the net income of the VIEs. The technical services provided by the Company to the VIEs, as the case may be, relate to, among others, technologies in respect of MVAS and Internet content services, application software for network servers, system solutions, technical training and content development and design.
     The following is a summary of the VIEs of the Company at December 31, 2005. All have been consolidated by the Company in accordance with FIN 46(R) because the Company is the primary beneficiary. As of December 31, 2004 and 2005, the aggregate accumulated losses of all VIEs, were approximately $679 and $3,970 respectively, and have been reflected in the Company’s consolidated financial statements. The entities mentioned below have been organized under the laws of the PRC with Chinese names and do not have official English names.
(a)     Beijing Newpalm Information Technology Co., Ltd. Beijing Newpalm Information Technology Co., Ltd. (“Beijing Newpalm”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing Newpalm is 50% owned by a director of China.com Inc., and 50% owned by a PRC employee of the Company. The registered capital of Beijing Newpalm is $1,217.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
16.	VARIABLE INTEREST ENTITIES (continued)

(b) Beijing Wisecom Information Technology Co., Ltd. Beijing Wisecom Information Technology Co., Ltd. (“Beijing Wisecom”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing Wisecom is 50% owned by a director of China.com Inc., and 50% owned by a PRC employee of the Company. The registered capital of Beijing Wisecom is $1,217.

(c) Beijing China.com Technology Services Co., Ltd. Beijing China.com Technology Services Co., Ltd. (“Beijing China.com”) is a PRC company which operates the portal “www.china.com” under its Internet content company license and sells the online advertising space to advertisers or their agents. Beijing China.com is 40% owned by a director of China.com Inc., who is the general manager of Beijing China.com, and the remaining 60% is owned by two PRC employees of the Company who own 40% and 20%, respectively. The registered capital of Beijing China.com is $1,217.

(d) Beijing He He Technology Co., Ltd. Beijing He He Technology Co., Ltd. (“Beijing He He”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing He He is owned by two PRC employees of the Company who own 50% each. The registered capital of Beijing He He is $1,217.

(e) Shenzhen KK Technology Ltd. Shenzhen KK Technology Ltd. (“SZ KK”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. SZ KK is owned by two PRC employees of the Company who own 50% each. The registered capital of SZ KK is $1,327.

17.	INCOME TAXES
     Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 40%.
     Significant components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Current tax expense (benefit) allocated to:
Continuing operations	$(26)	$1,644	$1,259
Discontinued operations	(90)	—	—

	(116)	1,644	1,259
Deferred tax expense (benefit) allocated to:
Tax benefits allocated to goodwill of acquired entities	—	5,897	3,724
Others	(572)	—	(409)

Continuing operations	(572)	5,897	3,315

Total income tax expense (benefit)	$(688)	$7,541	$4,574

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
17.	INCOME TAXES (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
International:
Current	$(116)	$1,568	$741
Deferred	(572)	5,239	1,610

U.S.:
Current	—	76	518
Deferred	—	658	1,705

Total income tax expense (benefit)	$(688)	$7,541	$4,574

     Income before provision for income taxes consists of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
International	$16,679	$(44)	$(2,217)
U.S.	(420)	812	4,870

Income before income taxes	$16,259	$768	$2,653

     Deferred tax liabilities and assets comprise of the following:

	December 31,	December 31,
	2004	2005
Deferred tax liabilities:
Acquired intangible assets	$(14,703)	$(12,553)
Capitalized software	(1,248)	(954)
Indefinite lived assets	(2,944)	(2,944)
Others	(748)	(1,203)

Total deferred tax liabilities	(19,643)	(17,654)

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
17.	INCOME TAXES (continued)

	December 31,	December 31,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards	$125,827	$112,977
Net capital loss carryforwards	—	17,123
Book and tax base differences on assets	6,177	6,541
Alternative minimum tax credit	—	227
Research and development	5,144	3,806
Deferred revenue	2,652	3,345
Accruals and reserves	4,268	4,085
Deferred compensation	879	1,140
Others	506	2,475

Gross deferred tax assets	145,453	151,719
Valuation allowance for deferred tax assets	(130,004)	(137,668)

Total deferred tax assets	15,449	14,051

Net deferred tax liabilities	(4,194)	(3,603)

     Current deferred tax assets were $502 and $286 as of December 31, 2004 and 2005, respectively. Non-current deferred tax assets were Nil and $157 as of December 31, 2004 and 2005, respectively. Non-current deferred tax liabilities were $4,696 and $4,046 as of December 31, 2004 and 2005, respectively.
     The reconciliation of income taxes computed at the respective statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Income tax expense (benefit) computed at the respective statutory rates	$(3,482)	$3,523	$2,865
Changes in tax rates	(1,181)	(79)	875
Tax holiday concession	(2,806)	(4,077)	(2,551)
Non-deductible items	3,903	4,038	2,595
Non-taxable items	(1,271)	(752)	(1,938)
Change in valuation allowance affecting provision for income taxes	4,239	4,888	2,728

Total income tax expense (benefit) from continuing operations	$(598)	$7,541	$4,574

Total income tax expense (benefit) from discontinued operations	$(90)	$—	$—

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
17.	INCOME TAXES (continued)
     Benefits from operating losses not recorded from discontinued operations amounted to $177, $28 and $14 for the years ended December 31, 2003, 2004 and 2005, respectively. None of the amount of income taxes was allocated to translation adjustments for the years ended December 31, 2004 and 2005 because the investment in our subsidiaries are considered permanently invested.
     Due to its history of losses, the Company does not believe that sufficient objective and positive evidence currently exists to conclude that the recoverability of certain of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances of $130,004 and $137,668 as of December 31, 2004 and 2005, respectively, to cover its net deferred tax assets. The valuation allowance for deferred tax assets has increased by $7,664 in 2005. The increase was primarily due to the effect of additional operating losses generated in 2005 . A maximum of $60,906 of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce the goodwill.
     At December 31, 2005, the Company had net operating loss carryforwards of approximately $360,238 for income tax purposes, $210,010 of which will expire from 2006 to 2026 and $150,228 of which can be carried forward indefinitely.
     Newpalm (China) Information Technology Company Limited (“Newpalm”), a subsidiary of Palmweb Inc. established in the PRC, is governed by the Income Tax Laws of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Newpalm is subject to corporate income tax at a rate of 33% (30% state income tax plus 3% local income tax). Under the PRC Income Tax Laws, foreign investment enterprises satisfying certain criteria receive preferential tax treatment. Because Newpalm has obtained the status of “manufacturing enterprise”, it is entitled to a reduced corporate income tax rate of 15%. During the year ended December 31, 2005, Newpalm received a confirmation from the relevant tax authorities that it would be fully exempt from PRC corporate income tax for both the 2003 and 2004 fiscal years and is entitled to a 50% tax reduction from 2005 to 2007 fiscal years. The tax concessions were $3,547 and $2,443 for the years ended December 31, 2004 and 2005, respectively, and the per share effects were approximately $0.03 and $0.02 for the years ended December 31, 2004 and 2005, respectively.
     Beijing He He established in the PRC, is governed by the PRC Income Tax Laws. Under the PRC Income Tax Laws, enterprises satisfying certain criteria receive preferential tax treatment. Because Beijing He He has obtained the status of “new high technology enterprise” and is registered and operating in the Beijing Zhongguancun Science Park, it is entitled to a reduced corporate income tax rate of 15% upon expiry of its tax holiday period. Beijing He He was granted a “tax holiday” for exemption of PRC corporate income tax for three years starting from 2003 and is entitled to a 50% tax reduction, subject to official approval from the relevant PRC tax authority, for three consecutive years starting from 2006. The tax concession was $191 and Nil for the years ended December 31, 2004 and 2005, respectively, and the per share effect was approximately Nil for the years ended December 31, 2004 and 2005.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
17.	INCOME TAXES (continued)
     Pivotal Bangalore Software Development Private Limited (“Pivotal India”), a subsidiary of Pivotal Corporation established in India, is subject to Indian corporate income tax at a rate of 35%. Upon fulfilling certain criteria, Pivotal India is entitled to certain Indian corporate income tax exemptions due to its status as a “100% Software Export Oriented Unit” located in the Bangalore Software Technology Park. Management believes that the necessary criteria for tax exemption have been met for the full year of 2004 and 2005 and accordingly, no provision for Indian corporate income tax has been made for the years. The tax concessions were $339 and $108 for the years ended December 31, 2004 and 2005, respectively, and the per share effect was Nil for the years ended December 31, 2004 and 2005. The corporate income tax exemption is available until March 31, 2009. Management believes that Pivotal India will fulfill the necessary criteria for tax exemption in future periods. The effect of the future tax exemptions will be recognized when the fulfillment of such criteria is ascertained.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
18.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
     The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Numerator for basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	$14,600	$(7,773)	$(3,486)
Income (loss) from discontinued operations, net of gain on disposal/dissolution	924	(1,560)	(50)

Income (loss) attributable to common shareholders	$15,524	$(9,333)	$(3,536)

Denominator for basic earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	100,532,594	105,898,392	111,085,657

Denominator for basic earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	100,532,594	105,898,392	111,085,657
Effect of dilutive securities:
Dilutive common shares equivalent	2,666,827	—	—

Denominator for diluted earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	103,199,421	105,898,392	111,085,657

Basic earnings (loss) per share:
Earnings (loss) from continuing operations	$0.14	$(0.07)	$(0.03)
Earnings (loss) from discontinued operations	0.01	(0.02)	—

Earnings (loss) attributable to common shareholders	$0.15	$(0.09)	$(0.03)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$0.14	$(0.07)	$(0.03)
Earnings (loss) from discontinued operations	0.01	(0.02)	—

Earnings (loss) attributable to common shareholders	$0.15	$(0.09)	$(0.03)

     The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s warrants for 2003 and its stock options for 2004 and 2005 because their inclusion would have been antidilutive.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
19.	DISCONTINUED OPERATIONS
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
     During the year ended December 31, 2003, the Company discontinued the operations of certain subsidiaries, primarily in the Business Services and Internet and Media segments, under the new segment classification, while certain discontinued subsidiaries were included in the Others segment. During 2004, the Company sold and closed certain unprofitable subsidiaries, primarily in the Software and Internet and Media segments, while certain discontinued subsidiaries were included in the Others segment. During 2005, the Company did not have material discontinued operations.
     The following table sets forth the balance sheet and statement of operations information, including the Company’s net gain (loss) on disposal/dissolution, for operations discontinued during the years ended December 31, 2003, 2004 and 2005:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Total assets as of the date of disposal/dissolution	$7,266	$2,177	$4
Total liabilities as of the date of disposal/dissolution	$7,936	$418	$—

Revenues	$11,581	$864	$—
Pre-tax loss	$(1,293)	$(610)	$(47)
Net loss	$(1,203)	$(610)	$(47)
Net gain (loss) on disposal/dissolution	$2,127	$(950)	$(3)

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
20.	FINANCIAL INSTRUMENTS
     The total fair values of available-for-sale equity securities in listed companies as of December 31, 2004 and 2005 were approximately $527 and $659, respectively, based on the market values of publicly traded shares as of December 31, 2004 and 2005.
     The total fair values of available-for-sale debt securities as of December 31, 2004 and 2005 were $179,939 and $148,151, respectively, based on the market values of publicly traded debt securities and the estimated fair values of unlisted debt securities, as determined by management of the Company having regard to the prices of the most recent reported sales and purchases of the securities as of December 31, 2004 and 2005.
     The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate to their fair values because of their short maturities.
     The fair value of the Company’s $25,000 loan to Symphony (Note 7) was estimated at $24,564 and $25,235 at December 31, 2004 and 2005, respectively, based on discounted future cash flows, considering borrowing rates available for loans with similar terms and maturities.
21.	CONCENTRATION OF RISKS
     The Company is exposed to market risk from changes in foreign currency exchange rates and, to a lesser extent, interest rates which could affect its future results of operations and financial condition. The Company manages the exposure to these risks through its operating and financing activities.
     Concentration of Credit Risk
     Financial instruments that potentially subject the Company to significant concentration of credit risks consist principally of cash and cash equivalents, investments, accounts receivable, loans receivable and other receivables. The maximum amount of loss would be $93,160 if the counterparties for non-government sponsored entity security investments, accounts receivable, loans receivable and other receivables failed to perform.
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
     Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the Company’s customer base. The Company generally does not require collateral for accounts receivable.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
21.	CONCENTRATION OF RISKS (continued)
Concentration of Business Risk
     Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 28%, 20% and 18% of the Company’s revenue for the years ended December 31, 2003, 2004 and 2005, respectively.
Dependence on Mobile Telecommunication Operators
     The Company offers mobile services and applications to customers primarily through the two mobile network operators in the PRC, China Mobile Communications Corporation and China United Telecommunications Corporation, which serve most of China’s mobile subscribers. Such dominant market position limits the Company’s negotiating leverage with these network operators. If the Company’s various contracts with either network operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer the services, and the business would be significantly impaired. For the year ended December 31, 2005, the Company derived 14.0% of its total revenues from mobile services and applications business, a substantial portion of which was derived using the networks of the mobile network operators.
Current Vulnerability due to Certain Concentrations
     The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.
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
     The Renminbi (“RMB”), is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
22.	SHARE CAPITAL
     Pursuant to the articles of association of the Company, the Company is authorized to issue up to 800,000,000 shares of Class A common shares and up to 5,000,000 shares of preferred shares. The holder of each Class A Common Share is entitled to one vote on all matters upon which the Class A Common Share is entitled to vote. The Board of Directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to fix the designations, powers, preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. There is no preferred share outstanding.
     The following table sets forth the number and price range of shares issued during the years ended December 31, 2003, 2004 and 2005 from the exercise of stock options granted to employees, and the number and price range of shares repurchased and retired during the years ended December 31, 2003, 2004 and 2005:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Class A common shares issued for exercise of stock options	2,591,646	1,068,473	281,523
Range of purchase prices per share	$1.89 to $9.00	$0.43 to $7.00	$0.43 to $3.49

Class A common shares issued for exercise of employee stock purchase plan	—	—	177,873
Range of purchase prices per share	—	—	$2.58 to $2.67

Class A common shares repurchased	4,468,560	—	—
Range of repurchase prices per share	$2.50	—	—

Repurchased Class A common shares retired	2,300,000	—	—
Range of retirement prices per share	$2.50	—	—
     During the year ended December 31, 2004, 7,836,698 Class A common shares of the Company were issued at prices ranging from $4.35 to $11.57 per share for the acquisition of subsidiaries.
     During the year ended December 31, 2004, 400,000 Class A common shares of the Company were issued at $7.59 per share for the settlement of claims.
     During the year ended December 31, 2005, 12,423 Class A common shares of the Company were issued at $4.35 per share for the acquisition of Ross.
     The redemption premiums on the repurchased shares in 2003 were deducted from the additional paid-in capital.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
23.	STOCK-BASED COMPENSATION PLANS
2005 Stock Incentive Plan
     On November 4, 2005, the Company’s shareholders approved the 2005 Stock Incentive Plan (the “2005 Plan”). The purpose of the 2005 Plan is to make available incentives, including alternatives to stock options, that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote the business of the Company and its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.
     Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares (“Shares”) which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under the 1999 Stock Option Plan (the “1999 Plan”). As of December 31, 2005, of the 20 million Shares reserved for grant under the 1999 Plan, 5,158,907 Shares remain available for future grant, and there are 11,667,138 Shares to be issued upon the exercise of outstanding options under the 1999 Plan. The 2005 Plan is administered by a committee of the Board of Directors, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period.
1999 Plan
     The Company’s 1999 Plan was replaced by the 2005 Plan described above. Upon adoption of the 1999 Plan, 12 million Shares were reserved for issuance to employees of, consultants and advisors to the Company and its subsidiaries. During 2000, options for the purchase of an additional 8 million Shares were made available, which increased the options available for grants for the purchase of Shares to 20 million. Options granted under the Plan vest ratably over a period of 1 to 4 years, and have terms of 10 years.
     On December 29, 2005, the Company’s Compensation Committee approved the acceleration of vesting of certain unvested and “out of the money” stock options with exercise prices equal to or greater than $3.50 per share which were previously awarded to employees, including executive officers and directors, under the Plan. The acceleration was effective as of December 29, 2005. Options to purchase approximately 1.7 million shares of common stock, or 37 % of the Company’s outstanding unvested options were subject to the acceleration. The options had a range of exercise prices of $3.79 to $7.38 and a weighted average exercise price of $4.32. The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options upon the adoption of SFAS 123(R) in January 2006. The Company also believed that because the options that were accelerated had exercise prices in excess of the current market value of the Company’s common stock, the options had limited economic value and were not fully achieving their original objective of employee retention and incentive compensation.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
23.	STOCK-BASED COMPENSATION PLANS (continued)
     The following table summarizes information concerning outstanding and exercisable options at December 31, 2005.

	Options outstanding			Options exercisable
		Weighted-	Weighted-		Weighted
		average	average		average
		remaining	exercise		exercise
Exercise		contractual	price		price
price range ($)	Shares	life (in years)	per share ($)	Shares	per share ($)
$0.43-$0.95	119,643	8.65	$0.56	62,771	$0.61
$1.06-$1.98	325,305	8.15	$1.72	169,767	$1.81
$2.04-$2.99	2,953,831	8.25	$2.89	1,661,709	$2.84
$3.00-$3.80	1,283,662	7.72	$3.41	644,666	$3.48
$4.04-$5.00	3,974,745	6.04	$4.67	3,974,745	$4.67
$5.06-$9.94	2,715,011	7.57	$6.74	2,715,011	$6.74
$10.66-$19.19	133,261	4.85	$14.88	133,261	$14.88
$21.62-$29.92	74,500	4.36	$26.36	74,500	$26.36
$30.88-$48.41	62,860	4.23	$35.80	62,860	$35.80
$58.56-$68.81	24,320	4.25	$61.58	24,320	$61.58

	11,667,138			9,523,610

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
23.	STOCK-BASED COMPENSATION PLANS (continued)
     A summary of the Company’s stock option activities and related information for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003
			Weighted-
			average
	Available	Options	exercise
	for grant	outstanding	price
Outstanding at the beginning of the year	9,432,844	11,334,843	$5.94
Granted	(2,217,343)	2,217,343	$5.40
Forfeited	2,832,962	(2,832,962)	$7.89
Exercised	—	(2,591,646)	$3.32

Outstanding at the end of the year	10,048,463	8,127,578	$5.94

Exercisable at the end of the year		5,648,618

Weighted-average grant-date fair value of options granted during the year		$4.23

	2004
			Weighted-
			average
	Available	Options	exercise
	for grant	outstanding	price
Outstanding at the beginning of the year	10,048,463	8,127,578	$5.94
Granted	(6,742,407)	6,742,407	$5.55
Forfeited	1,270,215	(1,270,215)	$9.07
Exercised	—	(1,068,473)	$3.80

Outstanding at the end of the year	4,576,271	12,531,297	$5.60

Exercisable at the end of the year		6,641,577

Weighted-average grant-date fair value of options granted during the year		$4.35

	2005
			Weighted-
			average
	Available	Options	exercise
	for grant	outstanding	price
Outstanding at the beginning of the year	4,576,271	12,531,297	$5.60
Granted	(2,629,500)	2,629,500	$3.03
Forfeited	3,212,136	(3,212,136)	$6.12
Exercised	—	(281,523)	$1.33

Outstanding at the end of the year	5,158,907	11,667,138	$4.98

Exercisable at the end of the year		9,523,610

Weighted-average grant-date fair value of options granted during the year		$1.67

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
23.	STOCK-BASED COMPENSATION PLANS (continued)
     Pursuant to resolutions adopted by the Board of Directors in December 2000, the vesting of certain of the Company’s options was accelerated such that vesting would be changed from an annual basis to a quarterly basis upon the lapse of 12 months from the date of grant. Based on the historical and expected employee turnover and the expected market price of the Class A common shares, the Company estimated that the number of options the employees will ultimately retain that would have been otherwise forfeited was minimal for the years ended December 31, 2003, 2004 and 2005.
     In January 2003, the Company renewed its management services agreement with APOL. In addition, the Company granted to APOL additional stock options to purchase up to 200,000 Class A common shares of the Company as of June 3, 2003 with an exercise price of $4.95 per share, and further stock options to purchase up to 100,000 Class A common shares of the Company as of June 16, 2003, with an exercise price of $5.16 per share. Both grants had a quarterly vesting schedule over the one-year term of the new services agreement and the right to accelerate existing share options upon a change of control of the Company.
     On March 25, 2004 the Company granted to APOL stock options to purchase up to 600,000 Class A common shares of the Company with an exercise price of $8.25 per share. These options were cancelled on January 3, 2006 and were replaced by a new grant of stock options to purchase 600,000 Class A common shares of the Company with an exercise price of $3.22 per share.
     On September 15, 2005 the Company granted to APOL stock options to purchase 100,000 Class A common shares of the Company with an exercise price of $2.99 per share. On October 24, 2005, the Company granted to APOL stock options to purchase 45,000 Class A Common shares of the Company with an exercise price of $3.21 per share.
2004 Employee Share Purchase Plan
     During 2004, the Company established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Class A common shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 1,000 Class A common shares for each plan period. The maximum number of Class A common shares, issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period.
24.	EMPLOYEE BENEFIT PLANS
     IMI, a subsidiary of the Company acquired in 2003, provides retirement benefits for substantially all employees in the U.S. and in foreign locations. In the U.S., the United Kingdom and the Netherlands, IMI sponsors defined contribution plans. In addition, IMI’s Swedish subsidiary (“IMAB”) has a supplemental defined contribution plan for certain key management employees. Contributions by IMI relating to its defined contribution plans for the post-acquisition period ended December 31, 2003 amounted to $1,004, and contributions for the years ended December 31, 2004 and 2005 amounted to $2,022 and $978, respectively.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
24.	EMPLOYEE BENEFIT PLANS (continued)
     IMAB also participates in several employee benefit plans (non-contributory for employees) which cover substantially all employees of its Swedish operations. The plans are in accordance with a nationally-agreed standard plan administered by a national organization, Pensionsregisteringsinstitute (“PRI”). These plans have been frozen and moved to the Swedish government for administration and distribution. Benefits are not paid by IMAB, but by the Swedish government. The level of benefits and actuarial assumptions used to account for these pension plans are calculated and established by the PRI and are solely based on the fully funded value of the predetermined pension payoff amount that was prescribed when the plans were transferred to the Swedish government during 2001, accordingly, IMAB will not change benefit levels or actuarial assumptions. In addition, since the actuarial assumptions are not disclosed to IMAB, no such disclosure is provided herein. The Company accounts for pensions in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits (Revised)” (“SFAS 132(R)”). IMAB is financing these plans via premiums paid to Alecta, the Swedish National Pension Organization. The pension book reserve will, in the future, only increase with an interest component. The plans have no liabilities other than their benefit obligations, which is a fixed amount to be repaid through 2007. IMAB expects to pay $662 to the plan during 2006, with the remaining amount of $1,011 to be paid in 2007.
     The net periodic benefit cost for IMAB’s defined benefit pension plans in Sweden includes the following components:

	Year ended	Year ended
	December 31,	December 31,
	2004	2005
Service cost	$—	$—
Interest cost	133	73

Net periodic benefit cost	$133	$73

     The following table sets forth the change in the benefit obligations for IMAB’s defined benefit plans in Sweden:

	Year ended	Year ended
	December 31,	December 31,
	2004	2005
Benefit obligations at beginning of year	$3,070	$2,387
Interest cost	133	73
Actuarial gains	(386)	(283)
Settlements	(641)	(570)
Effect of foreign currency exchange rate changes	211	66

Benefit obligations at end of year	$2,387	$1,673

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
24.	EMPLOYEE BENEFIT PLANS (continued)
     The following table sets forth the plans’ funded status and the actuarial present value of benefit obligations as of December 31, 2004 and 2005:

	December 31,	December 31,
	2004	2005
Unfunded status	$2,387	$1,673
Comprised of:
Long-term liability portion	$1,477	$1,011
Short-term liability portion	$910	$662
25.	RESTRUCTURING COSTS
     During the years ended December 31, 2004 and 2005, the Company incurred certain restructuring costs of $3,387 and $1,256, respectively. Restructuring costs are included in restructuring expenses in the consolidated statement of operations. The following describes the restructuring actions the Company has initiated over the past three fiscal years.
     For the year ended December 31, 2004, the restructuring costs related to IMI and Praxa Limited (“Praxa”). At IMI, restructuring costs of $2,862 comprised of $1,866 related to employee termination costs, $482 for write-off of acquired software, $414 related to closure of offices, and $100 in other costs. At Praxa, restructuring costs of $525 comprised of $345 related to employee termination costs, $129 in contract exit fees, and $51 in other costs. IMI is part of the Software segment and Praxa is part of the Business Services segment. At December 31, 2004 the Company had a total of $10,145 in accruals relating to the business restructuring activities.
     For the year ended December 31, 2005, the Company incurred and charged to expense $2,643 in employee termination costs principally at the Company’s corporate office, Pivotal, Ross and IMI. In 2005, the restructuring liability was reduced by $1,387 due to a change in estimate relating to lease facility closure costs. These amounts are included in restructuring expenses in the consolidated statement of operations. In 2005, the Company paid $3,362 in restructuring costs. At December 31, 2005 the Company had a total of $8,039 in accruals relating to the business restructuring activities. The Company believes its restructuring plan is substantially complete and does not expect to incur additional costs in connection with the restructuring activities at the Company’s corporate office, Pivotal, Ross and IMI. Pivotal, Ross and IMI are included in the Software segment.
     The costs incurred in 2004 and 2005 are the cumulative costs relating to the respective restructuring actions. No restructuring costs were incurred in 2003.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
26.	PROPERTIES HELD FOR SALE
     At December 31, 2004, the Company classified a building and the related land with a carrying amount of $2,992 as held for sale and such assets were stated at carrying value which was less than fair value less cost to sell. The land and building were sold in 2005 resulting in a gain of $1,181.
27.	CONTINGENCIES AND COMMITMENTS
Contingencies
     As of the date hereof, other than as set forth below, there is no material litigation pending against the Company. The Company and its subsidiaries are a party to other litigation and claims incident to the ordinary course of business. While the results of such litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such other matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
(a) Vertical Computer Systems, Inc./NOW Solutions LLC. In April 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions LLC) filed a civil action against a Company’s subsidiary, Ross Systems, Inc., and others alleging, amongst other things, breach of contract, claims under contractual indemnifications and fraud arising from the sale of one division of Ross to NOW Solutions in an amount of $3,500. In April 2003, Ross filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter has been remanded to the trial court for adjudication. The parties have engaged in and completed written and document discovery and have taken all material depositions. Meanwhile, the parties have filed their respective Notes of Issue and Certificates of Readiness for Trial, wherein each party has demanded a jury trial on all issues. The Court has scheduled a pre-trial conference for July 18, 2006. The Company believes that this action is without merit. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable.
(b) Harry Edelson. In October 2003, Harry Edelson, a former member of the Board of Directors, brought an action at the District Court for the Northern District of Illinois against the Company and Dr. Raymond Ch’ien and Mr. Peter Yip, two members of the Board of Directors, seeking injunctive relief and monetary damages in connection with alleged violations of the Securities Exchange Act of 1934, as amended, in connection with his failure to be re-elected to the board at the Company’s 2003 annual general meeting. In February 2004, Mr. Edelson filed an appeal to a decision by the District Court to dismiss the action. The appeal was denied in April 2005 by the Courts of Appeal for the Seventh Circuit. In May 2005, Mr. Edelson petitioned for a re-hearing en banc at the Courts of Appeals. The petition was subsequently denied. In October 2005, Mr. Edelson petitioned to the Supreme Court for a Writ of Certiorari to the Courts of Appeal’s decision and in February 2006 the Supreme Court denied to hear the petition. In February 2004, Mr. Edelson brought an amended action at the District Court against the Company based upon the same allegations seeking monetary damages. In June 2005, the Company filed a motion for summary judgment at the District Court, and in November 2005, the motion was granted in the Company’s favor. The Company believes that the actions brought by Mr. Edelson are without merit. The Company believes that this action is without merit. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
27.	CONTINGENCIES AND COMMITMENTS (continued)
Contingencies (continued)
(c) Class Action Lawsuit. A class action lawsuit was filed in the U.S. District Court, Southern District of New York on behalf of purchasers of the Company’s securities between July 12, 1999 (the date of the Company’s IPO) and December 6, 2000, inclusive. The complaint charges the Company and the underwriters in the IPO with violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that the prospectus used in the IPO was materially false and misleading because it failed to disclose, among other things, that (i) the underwriters had solicited and received excessive and undisclosed commissions from certain investors, in exchange for which the underwriters allocated to those investors material portions of the restricted numbers of the Company’s shares issued in connection with the IPO; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate the shares to those customers, in exchange for which the customers agreed to purchase additional shares in the aftermarket at pre-determined prices.
     In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against the Company and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with the Company and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1,000,000 from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1,000,000, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to the Company’s insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3,900. The Company believes that it has sufficient insurance coverage to cover the maximum amount that the Company may be responsible for under the proposed settlement. The independent members of the Board of Directors approved the proposed settlement at a meeting held in June 2003. In March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise as a result of the class action lawsuit.
(d) Herkemij & Partners Knowledge. In April 2004, Herkemij & Partners Knowledge B.V., or Herkemij Knowledge, filed a civil action against the Company’s subsidiaries Ross and Ross Nederland alleging Ross and Ross Nederland developed a software program named iProject using documentation and source code from Herkemij Knowledge’s copyrighted Project Administration and Control System. The action includes counts for copyright infringement, misappropriation of trade secrets, and unfair competition and seeks, among other things, injunctive relief, damages totaling $5,000 to $10,000, and payment of royalties. In September 2004, the case against Ross Nederland was dismissed for lack of personal jurisdiction, and in February 2005, a hearing was held in which the judge refused to dismiss the case against Ross, but transferred the case to the Northern District Court of Georgia in Atlanta. The Company believes that the action is without merit. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
27.	CONTINGENCIES AND COMMITMENTS (continued)
Contingencies (continued)
(e) Adding Value to Business Pty Ltd (“Adding Value”). In December 2004, Adding Value filed a civil action against a Company’s subsidiary, Praxa Limited, alleging breach of contract, misleading and deceptive conduct and various equitable remedies in an amount of $993 plus interest and costs. In February 2006, the plaintiff paid security of costs in an amount of $23. On March 8, 2006, the Company filed and served a request for further and better particulars of the statement of claim and the Company received the plaintiff’s response to the Company’s request on April 11, 2006. The Company is currently preparing defense and potential cross-claim against the plaintiff. The Company believes that the action by Adding Value is without merit. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable.
(f) Mantech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc, filed a civil action against the Company’s subsidiaries, CDC Australia Limited and CDC Australia (Praxa) Pty. Ltd., alleging that CDC Australia failed to pay an amount of $3,662 retained as part of the consideration for the acquisition of Praxa. In late 2005, the Company filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The Company believes that the $3,662 was correctly retained by CDC Australia in accordance with the terms of the acquisition agreement. The Company believes that the action is without merit. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable.
Commitments
     As of December 31, 2005, the Company had future minimum lease payments under non-cancelable operating leases falling due as follows:

Year ended December 31,
2006	$9,797
2007	7,508
2008	6,222
2009	5,068
2010	4,412
Thereafter	8,286

$41,293

     The Company recorded rental expense of $3,086, $9,593 and $9,998 and sublease income of Nil, $3,370 and $2,224 for the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, the Company had future minimum rentals to be received under subleases of $8,397.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
28.	SEGMENT INFORMATION
     Description of Products and Services by Segment
     The Company reported its operating results in four business segments, “Software”, “Business Services”, “Mobile Services and Applications” and “Internet and Media”. During 2005, the Company reorganized these segments into two core business units, CDC Software and China.com Inc. The operation of Software and Business Services is included in the CDC Software business unit and the operation of Mobile Services and Applications and Internet and Media is included in the China.com Inc. business unit. Refer to Note 1 for a description of products and services offered by segments.
     In 2004, the Company reported operating results in five business segments, “Software”, “Business Services”, “Mobile Services and Applications”, “Advertising/Marketing” and “Others”. These segments were based primarily on the different production, manufacturing and other value-added processes that the Company performed with respect to the products and services and, to a lesser extent, the differing nature of the ultimate end use of the products and services. Prior to 2004, the Company reported operating results in “Software and Consulting Services”, “Mobile Services and Applications” and “Advertising and Marketing Activities”. All amounts in the financial statements reflect the restatement of the pre-2005 segments so that they are comparable with the current year’s presentation. None of the operating segments have been aggregated.
Information about Segment Profit or Loss and Segment Assets
     The Company evaluates performance and allocates resources based on revenues and net income (loss). The Company excludes goodwill, intangible assets and related amortization, and other acquisition related expenses from its reportable segments and includes such items in the reconciling line for corporate and other unallocated amounts. The Company also uses net income (loss) as the measure of segment profitability. The following items are included in the evaluation of segment performance: revenues from external customers, depreciation and amortization (excluding the amortization of purchased intangibles), net interest income and expense, income tax benefit (expense) and net income (loss). Information about assets and liabilities other than the total segment assets is not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in Note 2.
Factors Management Used to Identify the Enterprise’s Reportable Segments
     The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately and are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
28.	SEGMENT INFORMATION (continued)
     The Company’s segment information is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Segment revenues from external customers:
Software	$12,891	$107,879	$159,164
Business Services	40,477	42,927	42,489
Mobile Services and Applications	16,876	23,694	34,389
Internet and Media	5,606	8,173	8,995
Others	2,001	10	—

Total consolidated revenues	$77,851	$182,683	$245,037

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Segment depreciation and amortization expenses:
Software	$482	$1,947	$7,642
Business Services	1,306	998	808
Mobile Services and Applications	260	434	611
Internet and Media	2,166	263	366

	4,214	3,642	9,427
Corporate and other unallocated amounts	3,240	8,634	6,735

Total consolidated depreciation and amortization expenses	$7,454	$12,276	$16,162

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Segment interest income (expense), net:
Software	$(99)	$585	$713
Business Services	(1,176)	36	126
Mobile Services and Applications	27	168	253
Internet and Media	(448)	(2)	16

	(1,696)	787	1,108
Corporate and other unallocated amounts	14,038	6,971	5,791

Total consolidated net interest income	$12,342	$7,758	$6,899

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
28.	SEGMENT INFORMATION (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Segment income tax expense (benefit):
Software	$224	$316	$578
Business Services	143	1,029	56
Mobile Services and Applications	(288)	(392)	710
Internet and Media	91	39	113

	170	992	1,457
Corporate and other unallocated amounts	(768)	6,549	3,117

Total consolidated income tax expense (benefit)	$(598)	$7,541	$4,574

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Segment net income (loss):
Software	$(114)	$9,730	$8,214
Business Services	3,377	(47)	3,888
Mobile Services and Applications	10,563	11,568	4,904
Internet and Media	(1,347)	(197)	(949)

	12,479	21,054	16,057
Corporate and other unallocated amounts	3,045	(30,387)	(19,593)

Total consolidated net income (loss)	$15,524	$(9,333)	$(3,536)

	December 31,	December 31,
	2004	2005
Segment assets:
Software	$86,751	$88,208
Business Services	19,643	18,210
Mobile Services and Applications	24,089	32,553
Internet and Media	6,798	9,862

	137,281	148,833
Corporate and other unallocated amounts	527,050	459,202

Total consolidated assets	$664,331	$608,035

CDC Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands U.S. dollars, except share and per share data)
28.	SEGMENT INFORMATION (continued)
     The Company’s segment information by geographical segment is as follows. Revenues are attributed to countries based on the location of customers.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
Segment revenues from external customers:
Australia	$26,818	$29,655	$27,449
Greater China	24,479	32,542	38,765
Korea	1,647	3,643	2,968
Singapore	5,858	6,072	6,745
Europe (excluding United Kingdom)	7,654	39,176	46,014
United Kingdom	2,495	10,857	17,939
North America	8,900	60,061	101,002
Others	—	677	4,155

Total consolidated revenues	$77,851	$182,683	$245,037

	December 31,	December 31,
	2004	2005
Segment long-lived assets:
Australia	$4,451	$2,269
Greater China	22,259	19,299
Korea	57	55
Singapore	201	53
Europe (excluding United Kingdom)	1,184	549
United Kingdom	4	308
North America	60,582	57,232
Others	—	115

Total consolidated long-lived assets	$88,738	$79,880

29.	SUBSEQUENT EVENT
     Subsequent to December 31, 2005, a subsidiary of China.com Inc. entered into a share purchase agreement for the acquisition of 24,569 ordinary shares, representing 52% of the total issued and outstanding shares, in Equity Pacific Limited for an aggregate total consideration of $18,000. Equity Pacific Limited owns 100% interest in Beijing 17game Network Technology Co., Ltd. (“17game”), which is principally engaged in the provision of online game services in Greater China. As a result of this acquisition, China.com Inc.’s ownership interest in Equity Pacific Limited increased from 48% to 100%. In April 2006, the consideration was settled by cash of $4,833 and the issue of $13,167 restricted shares of China.com Inc.