Form 20-F/A
period 2005-12-31
CDC CORP
filed 2007-07-02
CIK 1076770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

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

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

011-852-2893-8200

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Index to Exhibits

Exhibit 12.1	Certification of CEO required by Rule 13a-14(a)
Exhibit 12.2	Certification of CFO required by Rule 13a-14(a)
Exhibit 13.(a).1	Certification of CEO pursuant to Section 906
Exhibit 13.(a).2	Certification of CFO pursuant to Section 906
Exhibit 15.(a).4	Consent of Deloitte Touche Tohmatsu dated July 2, 2007
Exhibit 15.(a).5	Consent of Ernst & Young dated July 2, 2007
Exhibit 15.(a).6	Consent of PricewaterhouseCoopers LLP dated July 2, 2007
Exhibit 15.(a).7	Consent of Deloitte Touche Tohmatsu dated June 29, 2007

-i-

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the annual report on Form 20-F (the “Annual Report”) of CDC Corporation (the “Company”) for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2006 (the “Annual Report Filing Date”) is to: (i) restate the Company’s consolidated financial statements and notes related thereto for the three years ended December 31, 2005 (the “Restatement”), as more fully described below and herein; and (ii) provide separate financial statements and notes related thereto of Equity Pacific Limited, its subsidiaries and its variable interest entity (collectively, “17game Group”), including separate consolidated balance sheets for 17game Group as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2005 and for the five month period from August 1 to December 31, 2004 and the accompanying audit report of Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”) (collectively, the “17game Group Financial Statements”), as more fully described below under the caption “Inclusion of 17game Group Financial Statements.”

The following items have been amended or added in this Amendment No. 1 as a result of the Restatement and the Inclusion of 17game Group Financial Statements:

Part I – Item 3 – Key Information

Part I – Item 4 – Information on the Company

Part I – Item 5 – Operating and Financial Review and Prospects

Part I – Item 8 – Financial Information

Part II – Item 15 – Controls and Procedures

Part III – Item 18 – Financial Statements

Part III – Item 19 – Exhibits

“Item 19. Exhibits,” has been amended to include the consents of each of Deloitte, Ernst & Young (E&Y) and PricewaterhouseCoopers LLP, the Company’s current and previous independent registered public accounting firms, as well as currently dated certifications by the Company’s Chief Executive Officer and Chief Financial Officer.

Restatement of 2003, 2004 and 2005 Financial Statements

After the Company filed the Annual Report, and as a result of review processes undertaken in connection with certain capital markets initiatives, management of the Company concluded, and the Audit Committee of the Company’s Board of Directors concurred, after consultation with the Company’s current and previous independent registered public accounting firms, that certain of the Company’s previously issued consolidated financial statements contained errors and would need to be restated.

The more significant of the identified errors, which prompted the Restatement, relates to the application of Statement of Financial Accounting Standard (“SFAS”) 109, “Accounting for Income Taxes,” in the Company’s purchase business combinations in 2004 and 2005. Additional errors were identified in the Company’s assessment of the appropriate application of US GAAP, and the Company has elected to adjust its consolidated financial statements for the three years ended December 31, 2005 for other items that management had previously evaluated as immaterial, individually and in the aggregate. Such additional items relate to certain foreign currency translation transactions, the accounting for a lease acquired in a business combination, and the presentation of pension liabilities, amortization expense related to acquired developed technologies, inter-company interest income, restructuring costs and other items.

A description of the accounting errors and the related impact of the Restatement on the Company’s consolidated financial statements is set forth in Note 2, “Restatement of Financial Statements”, in the notes to the Company’s consolidated financial statements included in this Amendment No. 1

The changes made in connection with the Restatement have resulted, in the aggregate, in increases in the Company’s net income by approximately $0.2 million, $3.4 million and $0.2 million in 2003, 2004 and 2005, respectively.

Additionally, in connection with the Restatement as well as the identification of the accounting errors referenced above, the Company has identified material weaknesses in its internal control over financial reporting as of December 31, 2005, and has reported those to its Audit Committee. For additional information, please see Part II, Item 15, “Controls and

Procedures,” which has been amended and restated in this Amendment No. 1 to provide a description of these matters and certain remediation measures that the Company has implemented, or plans to implement, in order to strengthen its internal control over financial reporting.

Inclusion of 17game Group Financial Statements

The Company has also amended “Item 8. Financial Information” and “Item 18. Financial Statements” of the Annual Report to provide the 17game Group Financial Statements.

This 17game Group Financial Statements are being provided in response to comments of the staff of the SEC received in connection with its review of the Annual Report.

The Company’s holdings in 17game Group met a significance test under Rule 3-09 of Regulation S-X and, as a result, the financial statements of 17game Group for 2005 and 2004 are required to be filed. The 17game Group Financial Statements begin on page FF-1 hereof. The 17game Group Financial Statements have been prepared by, and are the responsibility of, 17game Group and its management.

Other than as set forth herein, the Company has not modified or updated any other disclosures in the Annual Report. The Company has made no changes to the Items in the Annual Report other than those described herein, and accordingly, it has omitted all such unchanged information.

Other than expressly set forth herein, this Amendment No. 1 does not reflect events occurring after the Annual Report Filing Date or modify or update those disclosures affected by subsequent events. Rather, except as described above, information is unchanged and reflects the disclosures made at the time of the Annual Report Filing Date. Accordingly, this Amendment No. 1 should be read in conjunction with the Annual Report and the Company’s filings made subsequent thereto, including any amendments to those filings. The filing of this Amendment No. 1 shall not be deemed an admission that the Annual Report when made included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

The Company has not amended, and does not anticipate amending, any of its Annual Reports on Form 20-F for any of the years prior to the year ended December 31, 2005. The information that has been previously filed or otherwise reported for those periods is superseded by the information in this Amendment No. 1. Accordingly, and as a result of the Restatement, the Company believes that its previously issued consolidated financial statements and corresponding reports of independent registered public accountants and press releases containing its financial information for the years ended December 31, 2003, 2004 and 2005 should no longer be relied upon.

PART I.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data of CDC and its subsidiaries should be read in conjunction with the consolidated balance sheets as of December 31, 2003, 2004 and 2005 and the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended and the notes thereto, together referred to as the Consolidated Financial Statements, included in Item 18, Financial Statements, and the information included in Item 5, Operating and Financial Review and Prospects. The selected consolidated financial data of CDC for 2001 and 2002 have been derived from our audited Consolidated Financial Statements. The Consolidated Financial Statements have been prepared and presented in accordance with US GAAP.

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

INCOME STATEMENT DATA:

	Year ended December 31, (in thousands, except share and per share data)
	2001	2002	2003	2004	2005
			(Restated)(7)	(Restated)(7)	(Restated)(7)
Revenues:
CDC Software	17,806	16,332	53,368	150,575	201,490
China.com	11,904	6,468	24,483	31,877	43,384

	29,710	22,800	77,851	182,452	244,874

Cost of Revenues:
CDC Software	(12,077)	(6,828)	(32,899)	(74,801)	(95,238)
China.com	(5,636)	(4,197)	(6,209)	(7,916)	(18,711)

	(17,713)	(11,025)	(39,108)	(82,717)	(113,949)

Gross profit	11,997	11,775	38,743	99,735	130,925
Selling, general and administrative expenses	(69,949)	(22,307)	(31,606)	(80,326)	(100,549)
Research and development expenses	—	—	—	(13,825)	(22,605)
Depreciation and amortization expenses	(19,007)	(9,015)	(6,829)	(8,919)	(9,937)
Restructuring expensess	(21,908)	—	—	(3,760)	(1,667)

Total operating expenses	(110,864)	(31,322)	(38,435)	(106,830)	(134,758)

Operating gain (loss)	(98,867)	(19,547)	308	(7,095)	(3,833)

Interest income	26,491	23,631	13,412	9,653	8,156
Interest expense	(1,266)	(2,461)	(1,070)	(1,895)	(1,257)
Loss arising from share issuance of a subsidiary	(55)	—	—	—	—
Gain (loss) on disposal of available-for-sale securities	4,411	(163)	4,599	167	525
Gain (loss) on disposal of subsidiaries and cost investments	(1,915)	(66)	(1,263)	892	483
Other non-operating gains	—	508	934	—	—
Other non-operating losses	(927)	(288)	(143)	—	—
Impairment of cost investments and available-for-sale securities	(12,260)	(5,351)	—	(1,362)	—
Share of income (losses) in equity investees(1)	(2,592)	682	(124)	(467)	(1,172)

Total other income	11,887	16,492	16,345	6,988	6,735

Income (loss) before income taxes	(86,980)	(3,055)	16,653	(107)	2,902
Income tax benefit (expenses)	(65)	162	448	(3,375)	(4,957)

Income (loss) before minority interests	(87,045)	(2,893)	17,101	(3,482)	(2,055)
Minority interests in losses (income) of consolidated subsidiaries	3,162	248	(2,257)	(925)	(1,409)

Income (loss) from continuing operations	(83,883)	(2,645)	14,844	(4,407)	(3,464)
Discontinued operations:
Loss from operations of discontinued subsidiaries, net of tax	(40,502)	(16,131)	(1,203)	(610)	(47)
Gain (loss) on disposal/dissolution of discontinued subsidiaries, net	—	545	2,127	(950)	(3)

Net income (loss)	(124,385)	(18,231)	15,768	(5,967)	(3,514)

Basic and diluted earnings (loss) per share from continuing operations(2)	$(0.82)	$(0.03)	$0.15	$(0.04)	$(0.03)
Basic and diluted earnings (loss) per share(2)	$(1.21)	$(0.18)	$0.16	$(0.06)	$(0.03)
Weighted average number of shares:
Basic	102,589,760	102,269,735	100,532,594	105,898,392	111,085,657
Diluted	102,589,760	102,269,735	103,199,421	105,898,392	111,085,657

The following selected consolidated financial data of CDC and its subsidiaries are derived from our audited financial data, after adjustment for the reclassification of discontinued operations and segment reporting.

BALANCE SHEET DATA:

	As of December 31, (in thousands, except share and per share data)
	2001	2002	2003	2004	2005
			(Restated)(7)	(Restated)(7)	(Restated)(7)
Cash and cash equivalents	20,820	33,153	55,508	110,206	93,719
Restricted cash	1,274	109	238	3,886	1,886
Available-for-sale debt securities(3)	346,980	320,056	282,145	104,159	115,881
Restricted available-for-sale debt securities(4)	134,960	151,123	19,803	75,780	32,270
Available-for-sale equity securities	2,064	2,050	—	527	659
Bank loans(5)	118,455	127,384	26,826	63,781	26,249
Working capital(6)	359,412	340,476	270,451	177,602	75,447
Total assets	596,494	580,957	553,074	693,871	633,032
Common stock	26	25	25	28	28
Total shareholders’ equity	389,861	377,700	395,701	449,976	446,498

(1)	The term “equity investees” refers to CDC’s investments in which it has the ability to exercise significant influence (generally 20% to 50% owned investments).
(2)	The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s warrants for 2001, 2002 and 2003 and its stock options for 2001, 2002, 2004 and 2005 because their inclusion would have been antidilutive.
(3)	Available-for-sale debt securities includes short and long-term available-for-sale debt securities.
(4)	Restricted available-for-sale debt securities include short and long-term restricted debt securities.
(5)	Bank loans include short and long-term bank loans.
(6)	Working capital represents current assets less current liabilities.
(7)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which is included in this Amendment No.1.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred operating losses and net losses in each of our last 5 fiscal years (except for fiscal year 2003) as follows:

	Year ended December 31, (in Thousands)
	2001	2002	2003	2004	2005
			(Restated)(1)	(Restated)(1)	(Restated)(1)
Operating Gain/(loss)	$(98,867)	$(19,547)	$308	$(7,095)	$(3,833)
Net income Gain/(loss)	$(124,385)	$(18,231)	$15,768	$(5,967)	$(3,514)

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which is included in this Amendment No.1.

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

As part of our 2005 strategic review, we have discovered certain instances of possible corporate misconduct by some of our former executives. On January 19, 2006, we filed suit in the High Court of Hong Kong against a former officer in our Hong Kong office for breach of fiduciary duties and failure to comply with our corporate governance and compliance policies. The former executive has denied the allegations and has indicated his intention to defend against the suit and potentially file a cross-claim against us. The proceeding is at its preliminary stages. Our discovery of such instances of possible corporate misconduct, may identify possible weaknesses in our internal controls. Although our internal testing, as well as our independent registered accounting firm’s report, identified no material weaknesses in our internal controls, certain weaknesses may be discovered in relation to such corporate misconduct that will require remediation. This remediation may require implementing additional controls, the costs of which could have an adverse effect on our operating results. Subsequently, we have identified material weaknesses in our internal controls over financial reporting which are discussed further in “Item 15, Controls and Procedures” herein. Further, should we determine to continue our claims against such former officers for identified instances of alleged corporate misconduct, we could incur substantial costs associated with the litigations, increase the risk of cross claims by such officers against us and divert our managements’ attention from our operations. We cannot estimate the possible costs associated with these current or future litigations at this time.

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

Between 2003 and 2004, our consolidated net revenues increased 134%, or approximately $104.6 million, from $77.9 million in 2003 to $182.5 million in 2004 primarily due to the acquisitions of Ross, Pivotal, and Go2joy, as well as the inclusion of a full year of results from acquisitions made in 2003. Between 2004 and 2005, our consolidated net revenues increased 34%, or approximately $62.4 million, from $182.5 million in 2004 to $244.9 million in 2005 primarily from the inclusion of Ross, Pivotal and Go2joy for the full year in 2005 and increased sales volumes in certain key products as discussed under section “Results of Operations” in Item 5, Operating Financial Review and Prospects.

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

Under the supervision and with the participation of our management, we are evaluating our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404. We are performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred, and will continue to incur, additional expenses and a diversion of management’s time. If we are not able to meet the requirements of Section 404, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or NASDAQ. In addition, as a result of the evaluation of our internal controls, we may be required to report internal control material weaknesses. Subsequently, we have identified material weaknesses in our internal controls over financial reporting which are discussed further in “Item 15, Controls and Procedures” herein. Either of the foregoing could adversely affect our financial results and the market price of our common shares.

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

Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. In 2005 our research and development expense was $22.6 million or approximately 9% of our total consolidated net revenues. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We have been increasingly migrating software development capabilities for our enterprise application software products to India and China, which subjects us to several risks that may affect our business.

We have been increasingly moving software development capabilities for our enterprise application software products to India and China. Pivotal has established a software development center in Bangalore, India and Ross has established a software development center in Shanghai, China. While we believe the migration of software development capabilities offshore to India and China offers several advantages, including lower software development costs principally due to the relatively lower salaries of programmers in India and China, such off-shoring also subjects us to various risks, including the following:

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

The following is a summary of our material strategic acquisitions and investments completed since January 1, 2003 by business unit:

CDC Software

Acquisition or Investment	Date	Description
Praxa Limited	February 2003	Praxa is an IT professional services organization in Australia which provides IT consulting services, outsourced applications development, systems integration services and managed IT services to corporate and government market clients.

Industri-Matematik International Corp.	September 2003	IMI is an international provider of software to the supply chain management sector principally across Europe and the United States. We acquired a 51% interest in IMI through a joint venture.

Ascent Computing Group, Inc	September 2003	Ascent Computing Group, based in the metropolitan New York region, provides applications and system outsourcing services, and was acquired through our 51% owned subsidiary, Software Galeria, Inc.

Acquired rights to Executive Suite software	October 2003	Executive Suite is an integrated financial management application based on Microsoft technology which offers budgeting, planning, forecasting, consolidation, reporting and analysis functionality. We acquired the intellectual property rights to such software from CIP-Global ApS, a Danish software company.

Pivotal Corporation	February 2004	Pivotal is an international customer relationship management (CRM) company that provides a suite of highly flexible CRM applications and implementation services for mid-sized enterprises and selected target industries.

Ross Systems, Inc.	August 2004	Ross offers a family of Internet-architected software solutions that form a comprehensive, modular suite spanning the enterprise, from manufacturing, financials and supply chain management to customer relationship management (powered by Pivotal software), performance management and regulatory compliance. It focuses on the food and beverage, life sciences, chemicals, metals and natural products industries.

Acquired assets of JRG Software, Inc.	February 2006	JRG is a leading provider of on-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS). Our CDC Software business unit acquired the business assets of JRG including the One Plan applications which add complementary on-demand factory planning and scheduling to our enterprise suite of industry-leading enterprise resource planning.

Acquisition or Investment	Date	Description
Acquired assets of Horizon Companies, Inc.	February 2006	Horizon is an IT consulting business offering outsourced information technology professional services in the United States and Canada utilizing India-based resources who’s specialization in the financial services, life sciences and manufacturing industries is aligned to the industry-specific solutions from Pivotal and Ross Systems. We acquired the business assets of Horizon through our 51% owned subsidiary Software Galeria, Inc.

c360 Solutions, Inc.	April 2006	c360 is a leading provider of add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, which will allow us entry into CRM products for smaller scale businesses with zero complexity which complements our existing CRM product line for mid-market enterprises.

China.com Inc

Acquisition or investment	Date	Description
Palmweb Inc. (holds Newpalm (China) Information Technology Co., Ltd.)	April 2003	Newpalm is a mobile services and applications provider in China which was acquired through China.com.

Group Team Investments Limited (holds Beijing He He Technology Co. Ltd.)	May 2004	Beijing He He Technology Co. Ltd., which operates Go2joy, is a mobile value-added services and applications provider in China with partnerships with media companies in China.

Equity Pacific Limited (holds Beijing 17Game Network Technology Co., Ltd.)	August 2004, November 2004, August 2005 and March 2006	17game is a leading massive multiplayer online role-playing games (MMORPG) provider with a track record in launching and distributing online games in the China market. It’s latest game, Yulgang, was one of the fastest-growing MMORPGs in China in 2005. In March 2006, China.com became the indirect legal and beneficial owner of 100% of 17game.

Unitedcrest Investments Limited (holds Shenzhen KK Technology Ltd.)	June 2005	Shenzhen KK Technology Ltd. is a mobile value-added services and applications provider in China which was acquired through China.com and which specializes in nation-wide WAP businesses.

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

Revenues from our software segment increased by approximately 48% to US$158.8 million in 2005 from US$107.6 million in 2004. As a percentage of total revenues, revenues from our software segment constituted approximately 65% of total revenues in 2005 and 59% of total revenues in 2004.

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

ERP and SCM Software. Our ERP and SCM software products are principally offered by Ross ERP and Ross SCM brands. Historically these applications were offered under the iRenaissance brand.

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

•

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

•

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

•

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

•

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

•

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

•

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

•

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

•

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

•

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

•

Enterprise Forecasting Module. The enterprise forecasting module allows a sales force, who are closest to the point of demand generation, to help create and manage forecasts remotely. It can also help evaluate sales performance against weekly, monthly, quarterly and yearly targets through a personalized view of each sales person’s or regional manager’s performance.

•

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

•

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

•

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

•

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

•

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

•

Pivotal Sales Application. Pivotal Sales enables global sales organizations to sell collaboratively across multiple regions, currencies and channels. With Pivotal Sales, organizations can share information across sales teams, forecast their business, manage pipelines, automatically generate quotes and proposals, and configure products and services that meet specific customer needs.

•

Pivotal Sales Application – Miller Heiman Edition. Pivotal Sales – Miller Heiman Edition is an option for the Pivotal Sales application based on the three most popular disciplines – strategic selling, conceptual selling, and large account management – as taught by Miller Heiman, a leader in sales methodologies.

•

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

•

Pivotal MarketFirst Direct Marketing Manager™ Application. Pivotal MarketFirst Direct Marketing Manager™ synchronizes a customer’s marketing database, web site, and multi-channel communications to create a segmented and targeted direct marketing program that delivers improved response rates, higher quality leads and better brand building.

•

Pivotal MarketFirst Event Manager™ Application. Pivotal MarketFirst Event Manager™ automates labor-intensive tasks associated with marketing events (including logistics, invitations, registration, scheduling, lead management and budgeting) and facilitates follow up to turn event attendees into sales leads.

•

Pivotal MarketFirst Lead Manager™ Application. Pivotal MarketFirst Lead Manager™ streamlines lead management, simplifying the process of qualifying, managing, nurturing and tracking leads, thereby focusing sales and improving both lead conversion and sales closure rates.

•

Pivotal MarketFirst Prospecting Assistant™ Application. Pivotal MarketFirst Prospecting Assistant™ delivers consistent, accessible marketing support to the sales team via a Web-based portal that takes the burden off salespeople while accelerating the conversion of prospects to leads.

•

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

•

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

•

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

•

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

•

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

•

Pivotal Mobile CRM Solution. The Pivotal Mobile CRM solution delivers sales and service functionality to disconnected users. It is designed to support an organization’s mobile users, from mobile executives on the road to remote field sales to sales representatives who have stepped out of the office. The solution offers users remote access to data through the following products:

•	Pivotal Mobile Client.™ Pivotal Mobile Client delivers access to Pivotal CRM application functionality, with or without a network.

•

Intellisync for Pivotal.™ Intellisync for Pivotal supports bi-directional synchronization of data in the Pivotal CRM suite with Microsoft Outlook or Lotus Notes, allowing offline access to critical data through a personal digital assistant.

•

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

Revenues from our business services segment slightly decreased to US$42.7 million in 2005 from US$42.9 million in 2004. As a percentage of total revenues, revenues from our business services segment constituted 17% of total revenues in 2005 and 24% of total revenues in 2004.

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

Revenues from our internet and media segment increased by approximately 10% to US$9.0 million in 2005 from US$8.2 million in 2004. As a percentage of total revenues, revenues from our internet and media segment constituted 4% of total revenues in 2005 and 2004.

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

Our China.com business unit also operates in an increasingly competitive environment. We are not the only company providing mobile services and applications, such as wireless services including Short Message Service (“SMS”), Interactive Voice Response (“IVR”), Multimedia Message Service (“MMS”) and Wireless Application Protocol (“WAP”), in China. We face increasing competition for subscribers, mobile services and applications, and content from companies such as: Sina Corporation, Sohu.com Inc., NetEase.com Inc., Tom Online Inc., Tencent.com Technology Limited, Linktone Ltd., Mtone Wireless Corporation and Kongzhong, as well as a number of smaller companies that serve China’s mobile services and applications market. In addition, in our portal business, our competition for user traffic, ease of use and functionality include Chinese and/or English language based Web search and retrieval companies, including AltaVista Co., Apple Daily, ChinaByte, FindWhat.com, Google, Inc., HotBot, HotWired Ventures, Lycos, Inc., Mingpao.com, MSN, Netease.com, Inc., Netvigator.com, Overture Services, Inc. (acquired by Yahoo!, Inc.), Shanghai Online, Sina Corporation, Sohu.com, Inc., Tom Online Inc. and Yahoo!, Inc. We also encounter increased competition from Internet service providers, Web site operators and providers of Web browser software, including Microsoft Corporation or Netscape Communications Corporation, that incorporate search and retrieval features in their products.

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

Treasury Management

We generated $8.2 million of interest income in 2005, and as of December 31, 2005 our debt securities investment portfolio amounted to $148.2 million.

We invest on the basis of recommendations from international investment banks, as well as information and credit ratings provided by independent ratings agencies including Moody’s Investors Service and Standard & Poor’s. When purchasing or selling debt securities, our policy is to obtain between three and five competing quotes. Generally, a debt security’s credit quality depends on the issuer’s ability to pay interest on the amount borrowed and to repay principal. The lower the credit rating, the greater the risk the issuer will default or fail to meet their payment obligations, as determined by the rating agency. As of December 31, 2005, 97% of our debt securities were invested in AAA-rated securities of U.S. government sponsored enterprises or U.S. Treasuries. We also held AA and AAA-rated short-term corporate debt which matured in March 2006, representing 7% of our debt securities. At present, we hold only one security that is rated lower than AAA. In the event of a downgrade in an investment to BBB-, as rated by Standard & Poor’s, or Baa3, as rated by Moody’s Investors Service, we will generally implement an orderly sale of the security in order to maintain a relatively conservative stance in our portfolio, although on a case-by-case basis we may decide to retain such debt securities. For a summary of the effects of our treasury management program on our liquidity and capital resources and our material market risks, see Item 3.D – “Key Information – Risk Factors – Risks relating to treasury management”, Item 5.B – “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk”.

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

As of December 31, 2005, we had generated a significant portion of our interest income from our investments in debt securities. Our interest income is a source of liquidity for our working capital needs. Of $8.2 million in interest income, $5.3 million was generated by our investments in debt securities. Our consolidated quarterly interest income ranged from approximately $1.9 million to $2.1 million during 2005. Of this, interest income from debt securities ranged from approximately $1.2 million to $1.4 million. This reflects an annual interest income of $5.3 million or a yield of 3.2% on the average balance of $164.1 million of debt securities between January 1 and December 31, 2005, compared to a yield of 2.7% in 2004. The yield on our debt securities increased from 2.7% in 2004 to 3.2% in 2005.

Markets and Operations

We operate in 14 countries across Asia Pacific, Australia, Europe, North America and South America.

Legal Proceedings

As of June 21, 2006, other than as set forth below, there was no material litigation pending against us. From time to time, we and our subsidiaries are a party to other litigation and claims incident to the ordinary course of business. While the results of such litigation and claims cannot be predicted with certainty, we believe that the final outcome of such other matters will not have a material adverse effect on our financial position, results of operations or cash flows.

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

Harry Edelson. In October 2003, Harry Edelson, a former member of our board of directors, brought an action at the District Court for the Northern District of Illinois against us and Dr. Raymond Ch’ien and Mr. Peter Yip, two members of our board of directors, seeking injunctive relief and monetary damages in connection with alleged violations of the Securities Exchange Act of 1934, as amended, in connection with his failure to be re-elected to the board at our 2003 annual general meeting. In February 2004, Mr. Edelson filed an appeal to a decision by the District Court to dismiss the action. The appeal was denied in April 2005 by the Courts of Appeal for the Seventh Circuit. In May 2005, Mr. Edelson petitioned for a re-hearing en banc at the Courts of Appeals. The petition was subsequently denied. In October 2005, Mr. Edelson petitioned to the Supreme Court for a Writ of Certiorari to the Courts of Appeal’s decision and in February 2006 the Supreme Court denied to hear the petition. In February 2004, Mr. Edelson brought an amended action at the District Court against us based upon the same allegations seeking monetary damages. In June 2005, we filed a motion for summary judgment at the District Court, and in November 2005, the motion was granted in our favour. We believe that the actions brought by Mr. Edelson are without merit and we intend to vigorously defend such actions.

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

•      Ross Systems, Inc.

•      Pivotal Corporation

•      Industri-Matematik International Corp (51%)

•      Platinum China Holdings Inc.(holds OpusOne)

•      Ion Global (BVI) Limited

•      Praxa Limited

•      PK Information Systems Pty Ltd.

•      Software Galeria, Inc. (51%) (holds Ascent and the assets of Horizon)

•      MEZZO Business Databases Pty Limited

•      Assets acquired from JRG Software, Inc.

•      c360 Solutions Incorporated

•      NewPalm (China) Information Technology Co. Ltd. (held by Palmweb Inc.)*

•      Beijing He He Technology Co. Ltd. (held by Group Team Investments)* (operates Go2joy)

•      Beijing 17Game Network technology Co., Ltd*

•      TTG Asia Media Pte Limited*

•      chinadotcom Portals Limited*

•      hongkong.com Portals Limited*

•      Shenzhen KK Technology Ltd (held by United Crest Limited)*

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

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report on the Form 20-F/A. For a further discussion of the restatements, see the “Explanatory Note” at the beginning of this Form 20-F/A and Note 2 in the accompanying notes to consolidated financial statements. As discussed above, the Company is amending its OriginalForm 20-F filed on June 21, 2006 for the year ended December 31, 2005 to restate its consolidated financial statements as of December 31, 2005, 2004 and 2003 and for each of the three years in the period ended December 31, 2005. This Annual Report on Form 20-F/A also includes the restatement of the selected financial data as of and for the three years ended December 31, 2005, 2004 and 2003. The restated selected financial data as of and for the years ended December 31, 2005, 2004 and 2003 and the selected financial data as of and for the years ended December 31, 2002 and 2001, have been derived from the audited financial statements and, in the opinion of management, have been prepared in accordance with GAAP and reflect all adjustments, which are necessary for a fair presentation of results for these periods. Effects of the restatement on the consolidated financial statements as of and for the years ended December 31, 2005, 2004 and 2003 are reflected in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under Item 3.D. of this Annual Report on the Form 20-F/A, “Key Information – Risk Factors” and Item 11 of this Annual Report, “Quantitative and Qualitative Disclosures About Market Risk”.

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

All amounts in this Annual Report on Form 20-F/A reflect the reclassification of the pre-2005 segments and the reclassification of certain discontinued components so that they are comparable with the current year’s presentation.

Results of Operations

The following table summarizes our restated historical results of operations in U.S. dollars and as percentages of total revenues for the years ended December 31, 2003, 2004 and 2005.

	Restated(1)
	Year ended December 31,
	2003		2004		2005
	(in thousands, except percentage data)
Revenues
Software	$12,891	17%	$107,648	59%	$158,804	65%
Licenses	1,157	1%	28,581	16%	38,541	16%
Maintenance and consulting services	11,734	15%	79,067	43%	120,263	49%
Business Services	40,477	52%	42,927	24%	42,686	17%
IT products	6,083	8%	2,083	1%	2,079	1%
Consulting services	31,159	40%	37,308	20%	37,139	15%
Advertising	3,235	4%	3,536	2%	3,468	1%
Mobile Services and Applications	16,876	22%	23,694	13%	34,389	14%
Internet and Media	5,606	7%	8,173	4%	8,995	4%
Others	2,001	3%	10	0%	—	0%

	77,851	100%	182,452	100%	244,874	100%

Cost of revenues
Software	(9,588)	12%	(46,725)	26%	(68,070)	28%
Licenses	(362)	0%	(3,486)	2%	(6,750)	3%
Maintenance and consulting services	(8,995)	12%	(39,754)	22%	(55,792)	23%
Amortization of purchased technologies	(231)	0%	(3,485)	2%	(5,528)	2%
Business Services	(23,311)	30%	(28,076)	15%	(27,168)	11%
IT products	(5,318)	7%	(1,879)	1%	(1,671)	1%
Consulting services	(16,754)	22%	(24,871)	14%	(24,338)	10%
Advertising	(1,239)	2%	(1,326)	1%	(1,159)	0%
Mobile Services and Applications	(2,247)	3%	(4,597)	3%	(15,262)	6%
Internet and Media	(3,073)	4%	(3,319)	2%	(3,449)	1%
Others	(889)	1%	—	0%	—	0%

	(39,108)	50%	(82,717)	45%	(113,949)	47%

Gross margin and gross margin %	38,743	50%	99,735	55%	130,925	53%

Selling, general and administrative expenses	(31,606)	41%	(80,326)	44%	(100,549)	41%
Research and development expenses	—	0%	(13,825)	8%	(22,605)	9%
Depreciation and amortization expenses	(6,829)	9%	(8,919)	5%	(9,937)	4%
Restructuring expenses	—	0%	(3,760)	2%	(1,667)	1%

Total operating expenses	(38,435)	49%	(106,830)	59%	(134,758)	55%

Operating loss	308	0%	(7,095)	4%	(3,833)	2%

Interest income	13,412	17%	9,653	5%	8,156	3%
Interest expense	(1,070)	1%	(1,895)	1%	(1,257)	1%
Gain on disposal of available-for-sale securities	4,599	6%	167	0%	525	0%
Gain (loss) on disposal of subsidiaries and cost investments	(1,263)	2%	892	0%	483	0%
Other non-operating gains	934	1%	—	0%	—	0%
Other non-operating losses	(143)	0%	—	0%	—	0%
Impairment of cost investments and available-for-sale securities	—	0%	(1,362)	1%	—	0%
Share of loss in equity investees	(124)	0%	(467)	0%	(1,172)	0%

Total other income	16,345	21%	6,988	4%	6,735	3%

Income before income taxes	16,653	21%	(107)	0%	2,902	1%

Income tax benefit (expense)	448	1%	(3,375)	2%	(4,957)	2%

Income (loss) before minority interests	17,101	22%	(3,482)	2%	(2,055)	1%
Minority interests in income of consolidated subsidiaries	(2,257)	3%	(925)	1%	(1,409)	1%

Income (loss) from continuing operations	14,844	19%	(4,407)	2%	(3,464)	1%

Discontinued operations
Loss from operations of discontinued subsidiaries, net of related tax benefit	(1,203)	2%	(610)	0%	(47)	0%
Gain (loss) on disposal/dissolution of discontinued subsidiaries, net	2,127	3%	(950)	1%	(3)	0%

Net income (loss)	$15,768	20%	$(5,967)	3%	$(3,514)	1%

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which are included in this Amendment No.1.

Year ended December 31, 2005 Compared to Year ended December 31, 2004

Net Revenues

Consolidated. Consolidated revenues increased 34%, or approximately $62.4 million, from $182.5 million in 2004 to $244.9 million in 2005. Consolidated net revenues increased primarily from the inclusion of Ross, Pivotal and Go2Joy for the full year in 2005 and increased sales volumes in certain key products discussed below. The table below sets forth the revenues from our principal business segments and revenues as percentages of our total revenues for the periods presented:

	Restated(1)
	Year ended December 31,
	2004		2005
	(in thousands, except percentage data)
Revenues
Software	$107,648	59%	$158,804	65%
Licenses	28,581	16%	38,541	16%
Maintenance and consulting services	79,067	43%	120,263	49%
Business Services	42,927	24%	42,686	17%
IT products	2,083	1%	2,079	1%
Consulting services	37,308	20%	37,139	15%
Advertising	3,536	2%	3,468	1%
Mobile Services and Applications	23,694	13%	34,389	14%
Internet and Media	8,173	4%	8,995	4%
CDC Games	10	0%	—	0%

	$182,452	100%	$244,874	100%

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which are included in this Amendment No.1.

The following table sets forth the revenues contributed for the years ended December 31, 2004 and 2005 by material subsidiaries acquired in 2004, by principal business segment:

	Restated(1)
	Year ended December 31,
	2004	2005
	(in thousands)
Software - Ross, Pivotal	$71,821	$119,514
Mobile Services and Applications - Go2joy	2,055	2,538

	$73,876	$122,052

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which are included in this Amendment No.1.

Our top 10 customers accounted for 28%, 20% and 18% of our revenues for 2003, 2004 and 2005, respectively. No single customer accounted for 10% or more of the revenues during any of 2003, 2004 or 2005.

Software. Software revenues increased from $107.7 million in 2004 to $158.8 million in 2005 primarily due to the increased customer base during 2005 and full year inclusion of Ross and Pivotal, which were acquired in 2004. Collectively, these two companies contributed total revenues of $119.5 million in 2005. As a percentage of total revenues, this segment generated 65% of the total in 2005, increasing from 59% in 2004.

License revenues increased from $28.6 million in 2004 to $38.5 million in 2005, an increase of $9.9 million, primarily due to the increased customers base during 2005 and full year inclusion of 2004 acquisitions in the Software segment. In 2005, the Software segment signed approximately 300 new customers. New customers represented approximately 40% of total license revenues while repeat customers represented approximately 60% of license revenues. New software sales were strong in global vertical industries including financial services, discrete and process manufacturing, and homebuilding. Maintenance and consulting services revenues increased from $79.1 million in 2004 to $120.3 million in 2005, an increase of $41.2 million, also due to a full year inclusion of 2004 acquisitions. As a percentage of total software revenues, license revenues comprised 24% of Software revenues in 2005 compared to 27% in 2004, and maintenance and consulting services revenues comprised 76% of the total in 2005 compared to 73% in 2004.

Business Services. Business Services revenues slightly decreased from $42.9 million in 2004 to $42.7 million in 2005 primarily as a result of the closure of our branch in Canberra, Australia, as a major government contract that supported the branch was not renewed. The revenue stream in both hardware sales and consulting services from this contract was lost in 2005, however revenues generated by other business units in the Business Services segment increased in 2005 due to new consulting projects. As a percentage of total revenues, this segment generated 17% of the total in 2005, decreasing from 24% in 2004 mainly due to the relatively higher revenue growth in other segments compared to the Business Services segment.

IT product revenues remained relatively stable at $2.1 million in 2004 and 2005, respectively, as our Business Services segment continues to focus on providing services rather than a mix of product and service sales. Consulting services revenues decreased from $37.3 million in 2004 to $37.1 million in 2005, a decrease of $0.2 million. During 2004 and 2005, Praxa Limited increased its focus on consulting services. In 2003 and 2004 third party hardware and software sales accounted for 38% and 8% of the company’s revenues, respectively. The decision to concentrate on services was due to the reduced margin on third party sales. Large consulting contracts were established with new clients as well as with new projects with existing clients. As a percentage of total Business Services revenues, IT product revenues comprised 5% of the total in 2005 and 2004, and consulting services revenues comprised 87% of the total in 2005 and 2004.

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

Mobile services and applications revenues were negatively impacted in the second half of 2004 by tighter regulatory controls and enforcement by the mobile operators. Various service providers, including Go2joy, were sanctioned during this period. In 2005, revenues increased primarily due to the change, as of January 1, 2005, from a net (excluding the portion of the mobile services and applications revenue paid to the mobile operators) to a gross (including the portion of the mobile services and applications revenue paid to the mobile operators as an addition to revenues and as an additional cost of revenues) basis of presentation of revenues and costs of revenues in response to significant changes in operations of the mobile services and applications business in China. On a comparable gross basis, MVAS revenues increased 45% from $23.7 million in 2004 to $34.4 million in 2005 as this segment embarked on a diversification program for its MVAS services, moving away from SMS-based MVAS services, utilizing older technology, to Advance Mobile Products, which include MMS, IVR and WAP services, which allow for more advanced service offerings demanded by customers.

Internet and Media. Internet and Media revenues increased from $8.2 million in 2004 to $9.0 million in 2005, an increase of $0.8 million, primarily due to the increased Portal revenue as a result of targeted investments made in 2004 to establish the Portal as an influential player in China. As a percentage of total revenues, this segment generated 4% of the total in both 2005 and 2004, respectively.

Others. We had no revenues from other products and services in 2005, a decrease from $0.01 million in 2004 and $2.0 million in 2003 primarily a result of scaling down the activities of under-performing and/or unprofitable businesses in this segment in 2003 and 2004.

Cost of Revenues

Consolidated. Consolidated cost of revenues increased 38%, or approximately $31.2 million, from $82.7 million in 2004 to $113.9 million in 2005. The increase in 2005 was primarily due to the full year inclusion of Ross, Pivotal and Go2joy, which were acquired in 2004. Gross margin percentage remained relatively stable and slightly decreased from 55% in 2004 to 53% in 2005. The following table sets forth the cost of revenues from our principal business segments and costs of revenues as a percentage of our total revenues for the periods presented:

	Restated(1)
	Year ended December 31,
	2004		2005
	(in thousands, except percentage data)
Cost of revenues
Software	$46,725	26%	$68,070	28%
Licenses	3,486	2%	6,750	3%
Maintenance and consulting services	39,754	22%	55,792	23%
Amortization of purchased technologies	3,485	2%	5,528	2%
Business Services	28,076	15%	27,168	11%
IT products	1,879	1%	1,671	1%
Consulting services	24,871	14%	24,338	10%
Advertising	1,326	1%	1,159	0%
Mobile Services and Applications	4,597	3%	15,262	6%
Internet and Media	3,319	2%	3,449	1%
Other	—	0%	—	0%

	$82,717	45%	$113,949	47%

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which are included in this Amendment No.1.

The following table sets forth the cost of revenues contributed for the years ended December 31, 2004 and 2005 by material subsidiaries acquired in 2004, by principal business segment:

	Restated(1)
	Year ended December 31,
	2004	2005
	(in thousands)
Software - Ross, Pivotal	$27,220	$46,954
Mobile Services and Applications - Go2joy	591	1,248

	$27,811	$48,202

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which are included in this Amendment No.1.

Software. Cost of revenues from software sales increased from $46.7 million in 2004 to $68.1 million in 2005, an increase of $21.4 million, principally due to the full year inclusion of Ross, Pivotal and Go2joy, which we acquired in 2004. Collectively, cost of revenues for Ross, Pivotal and Go2joy were $48.2 million in 2005. As a percentage of software revenues, cost of revenues for software were relatively consistent at 43% of the total in 2005 and 2004.

Cost of revenues for license sales increased from $3.5 million in 2004 to $6.8 million in 2005, an increase of $3.3 million, primarily as a result of our acquisitions in the Software segment. Cost of revenues for consulting services was $55.8 million in 2005, an increase of $16.0 million from $39.8 million in 2004. Amortization of purchased technologies increased $2.0 million to $5.5 million in 2005 compared to $3.5 million in 2004 due to the full year amortization in 2005 related to companies acquired in 2004. As a percentage of total license revenues, cost of license revenues comprised 18% of license revenues in 2005 compared to 12% in 2004. As a percentage of total maintenance and consulting services revenues, cost of maintenance and consulting services revenues comprised 46% of the total in 2005 compared to 50% in 2004.

Business Services. Cost of revenues in the Business Services segment decreased from $28.1 million in 2004 to $27.2 million in 2005, a decrease of $0.9 million, primarily as a result of the decrease in consulting services revenues in this segment. As a percentage of Business Services revenues, our cost of Business Services revenues decreased to 64% of the total in 2005 from 65% in 2004.

Cost of revenues from IT product sales decreased from $1.9 million in 2004 to $1.7 million in 2005, a decrease of $0.2 million, primarily as a result of our business services companies continuing to focus on provision of services in 2005. Cost of revenues for consulting services decreased from $24.9 million in 2004 to $24.3 million in 2005, a decrease of $0.6 million, primarily as a result of the closure of the Canberra branch reducing consulting staff by 13. Also, higher reliance on contract staff rather than permanent staff to fulfill short term consultancy needs, resulted in the decreased cost of revenues from IT products sales. As a percentage of total IT product revenues, cost of IT product revenues comprised 80% of the total in 2005 compared to 90% in 2004. As a percentage of total consulting services revenues, cost of consulting services revenues comprised 66% of the total in 2005 compared to 67% in 2004.

Cost of revenues from advertising services sales, historically included in Advertising/Media segment and reclassified in this Annual Report on form 20-F/A for the comparative purposes, decreased from $1.3 million in 2004 to $1.2 million in 2005, a decrease of $0.1 million, primarily as a result of lower volume in advertising services in 2005 compared to 2004. As a percentage of total advertising revenues, cost of advertising revenues comprised 33% of the total in 2005 compared to 38% in 2004.

Mobile Services and Applications. Cost of revenues from Mobile Services and Applications sales increased from $4.6 million in 2004 to $15.3 million in 2005, an increase of $10.7 million, primarily a result of the change from net to gross presentation of revenues and cost of revenues as described above. This change also caused a decrease in gross profit percentage, although the absolute amount of gross profit did not change. As a percentage of total Mobile Services and Applications revenues, cost of Mobile Services and Applications revenues comprised 44% of the total in 2005 compared to 19% in 2004.

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

Operating Expenses

Consolidated. Total operating expenses increased from $106.8 million in 2004 to $134.8 million in 2005, an increase of $28.0 million or 26%, primarily due to a full year of contribution from Ross, Pivotal and Go2joy. Operating expenses were also impacted by acquisition-related expenses, including amortization of acquired intangibles, restructuring expenses, and stock compensation expense.

Selling, General and Administrative Expenses (“SG&A” expenses). SG&A expenses increased by $20.2 million, or 25%, to $100.5 million in 2005. The increase in SG&A expenses was principally a result of a full year of SG&A expenses from Ross, Pivotal and Go2joy in 2005. Collectively, Ross, Pivotal and Go2joy contributed $66.8 million of SG&A expenses in 2005.

As a percentage of revenues, SG&A expenses decreased to 41% of the total in 2005 from 44% in 2004. The decrease in SG&A expenses as a percentage of revenues in 2005 is attributable to the rationalization and integration initiatives at our corporate office and IMI and higher rate of increase in revenues compared to the rate of increase in SG&A expenses.

Research and Development Expenses. Research and development expenses increased from $13.8 million in 2004 to $22.6 million in 2005, an increase of $8.8 million or 64%, principally as a result of the acquisitions of Ross and Pivotal in 2004.

Depreciation and Amortization. Depreciation and amortization expenses increased from $8.9 million in 2004 to $9.9 million in 2005, an increase of $1.0 million or 11%, primarily as a result of the acquisitions of Pivotal, Ross and Go2joy in 2004.

Restructuring Expenses. Restructuring expenses decreased from $3.8 million in 2004 to $1.7 million in 2005, a decrease of $2.1 million or 55%. See “Note 25- Restructuring Costs” in Item 18- Financial Statements for further discussion of restructuring expenses.

Interest Income

Interest income decreased to $8.2 million in 2005 from $9.7 million in 2004. The reduction was principally the result of the following factors: (i) earn-out payments related to past acquisitions during 2005 which reduced the overall cash balance during the year as compared to 2004 and (ii) a continuation of our strategy of reducing the overall tenor of our investments in debt securities to shorter-term securities. On a quarterly basis, our interest income ranged from approximately $1.9 million to $2.1 million.

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

Interest Expense

Interest expense decreased to $1.3 million in 2005 from $1.9 million in 2004. This decrease in interest was principally due to the decrease average balance in short-term loans outstanding during 2005.

Other Gains and Losses

Gain on disposal of available-for-sale securities was $0.5 million in 2005 compared to $0.2 million in 2004. We recorded a gain on disposal of subsidiaries and cost investments of $0.9 million in 2004 compared to $0.5 million in 2005. We had no other non-operating gains or losses in 2004 or 2005. We recorded $1.4 million in impairments on available-for-sale securities and cost investments in 2004, compared to no such impairments in 2005. We recorded a loss of $0.5 million for our share of losses in equity investees in 2004 compared to $1.0 million in 2005.

Income Taxes

We recorded $5.0 million in income tax expenses in 2005, compared to $3.4 million in 2004. The change was principally a result of a pretax income in 2005 compared to a pretax loss in 2004. In addition, the fluctuations in pretax income at the entity level in various taxing jurisdictions also affected the fluctuation in income tax expense in 2005 compared to 2004.

Net Income (Loss)

We generated a full year net loss of $3.5 million in 2005 compared to a net loss of $6.0 million in 2004, which represented a $2.5 million, or 42%, decrease from 2004. The principal factors contributing to the loss were (i) expenses related to the acquisitions in 2003, 2004 and 2005, including amortization of acquired intangibles and purchased technologies, restructuring expenses, deferred tax expenses and stock compensation expenses; (ii) an increase in operating expenses primarily as a result of acquisitions; and (iii) a decrease in other income as a result of share of loss in equity investees as well as lower interest income.

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

	Restated(1)
	Year ended December 31,
	2003	2004
	(in thousands)
Software - IMI, Ross, Pivotal	$11,223	$105,368
Business services – Praxa, PK Information Systems	23,489	23,000
Mobile services and applications - Newpalm, Go2joy	16,876	23,694

	$51,588	$152,062

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which are included in this Amendment No.1.

Software. Software revenues increased by $94.8 million, or 735%, from $12.9 million in 2003 to $107.7 million in 2004 due principally to the acquisitions of Pivotal and Ross in 2004 and a full year of IMI’s results which we acquired in September 2003. Collectively, these three companies contributed total revenues of $105.4 million in 2004. As a percentage of total revenues, this segment generated 59% of revenues during 2004, increasing from 17% during 2003.

License revenues were $28.6 million in 2004, up $27.4 million from $1.2 million in 2003 primarily as a result of our acquisitions in the software segment. Maintenance and consulting services revenues were $79.1 million in 2004, up $67.4 million from $11.7 million in 2003, also as a result of acquisitions. As a percentage of total software revenues, license revenues comprised 27% in 2004 compared to 9% in 2003, and maintenance and consulting services revenues comprised 73% in 2004 compared to 91% in 2003.

Business Services. Business Services revenues increased by $2.4 million, or 6.0%, from $40.5 million in 2003 to $42.9 million in 2004 primarily due to improved revenues at PK Information Systems in Australia and our web integration businesses in Korea and San Francisco which was partly offset by lower revenue due to the closure of unprofitable offices in Australia, Singapore, Hong Kong, the United Kingdom and China. This segment generated 24% of revenues in 2004, decreasing from 52% in 2003. The decline in the percentage of overall revenues was primarily a result of the increase in total revenue after the acquisitions of Ross and Pivotal.

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

Cost of Revenues

Consolidated. Consolidated cost of revenues increased from $39.1 million in 2003 to $82.7 million in 2004 principally due to the acquisitions of Pivotal and Ross and a full year results from IMI. The following table below sets forth the cost of revenues contributed for the years ended December 31, 2003 and 2004 by material subsidiaries acquired in 2003, by principal business segment:

	Restated(1)
	Year ended December 31,
	2003	2004
	(in thousands)
Software - IMI, Ross, Pivotal	$7,937	$45,940
Business services – Praxa, PK Information Systems	16,152	16,230
Mobile services and applications - Newpalm, Go2joy	2,247	4,597

	$26,336	$66,767

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which are included in this Amendment No.1.

Software. Cost of revenues in the Software segment increased by $37.1 million, or 386%, to $46.7 million for the year ended December 31, 2004 from $9.6 million in 2003, principally as a result of the acquisitions of Pivotal and Ross and a full year of results from IMI. Collectively, cost of revenues for Ross, Pivotal and IMI were $45.9 million in 2004. As a percentage of software revenues, cost of revenues for software decreased to 43% in 2004 from 74% in 2003 mainly due to the addition of Ross and Pivotal, and decreases in cost of revenues at our existing software businesses.

Cost of revenues for license sales were $3.5 million in 2004, up $3.1 million from $0.4 million in 2003 primarily as a result of our acquisitions in the software segment. Cost of revenues for maintenance and consulting services was $39.8 million in 2004, up $30.8 million from $9.0 million in 2003. Cost of revenues for amortization of purchased technologies were $3.5 million in 2004, up $3.3 million from $0.2 million in 2003 primarily as a result of our acquisitions in the software segment. As a percentage of total license revenues, cost of license revenues comprised 12% in 2004 compared to 31% in 2003. As a percentage of total maintenance and consulting services revenues, cost of maintenance and consulting services revenues comprised 50% in 2004 compared to 77% in 2003.

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

Mobile Services and Applications. Cost of revenues in Mobile Services and Applications segment increased by $2.4 million, or 109%, to $4.6 million in 2004 from $2.2 million in 2003. This increase was primarily a result of the inclusion of a full year of Newpalm’s cost of revenues. Although this segment contributed 13% of total revenues in 2004, its gross margin of 81% resulted in cost of revenues of only $4.6 million, or only 6% of total cost of revenues for the company during 2004.

Internet and Media. Cost of revenues in Internet and Media segment increased by $0.2 million, or 6%, to $3.3 million in 2004, from $3.1 million in 2003. The gross margins in this segment have improved primarily as a result of revenues from our Portal which has a high gross margin. Consequently, as a percentage of total Internet and Media revenues, cost of revenues decreased to 41% of the total in 2004 from 55% in 2003.

Others. We incurred no cost of revenues from other revenue sources in 2004 compared to $0.9 million in 2003. The decrease is a result of scaling down the activities of under-performing and/or unprofitable businesses in 2004.

Operating Expenses

Total operating expenses increased by $68.4 million, or 178%, in 2004 to $106.8 million, from $38.4 million in 2003. The increase was primarily due to the Ross and Pivotal acquisitions during 2004, a full year of IMI’s operating expenses in the software segment, the acquisition of Go2joy in 2004 and a full year of Newpalm’s operating expenses in the mobile services and applications segment. Operating expenses were also impacted by acquisition-related expenses, including amortization of acquired intangibles, restructuring expenses, and stock compensation expense.

Selling, General and Administrative Expenses (“SG&A” expenses)

SG&A expenses increased by $48.7 million, or 154%, to $80.3 million in 2004. The increase in SG&A expenses was principally a result of the acquisitions of Ross and Pivotal in 2004, a full year of IMI’s SG&A expenses in the Software segment, the acquisition of Go2joy in 2004 and a full year of Newpalm’s SG&A expenses in the Mobile Services and Applications segment. Collectively, Ross, Pivotal and IMI contributed $57.6 million of SG&A expenses in 2004. Newpalm and Go2joy contributed $7.3 million of SG&A expenses in 2004.

As a percentage of revenues, SG&A increased to 44% in 2004 from 41% in 2003. The increase in SG&A expenses as a percentage of revenues is attributable primarily to the impact of the acquisition of Pivotal and inclusion of a full year of Newpalm’s results, both of which have high SG&A expenses as a percent of revenues.

Research and Development Expenses. Research and development expenses were $13.8 million in 2004, principally a result of the acquisitions of Ross and Pivotal in 2004 and inclusion of a full year of IMI’s results. We did not incur any research and development expenses in 2003.

Depreciation and Amortization. Depreciation and amortization expenses increased by $2.1 million, or 31%, from $6.8 million in 2003 to $8.9 million in 2004. The increase was primarily due to the acquisitions of Pivotal and Ross in 2004.

Restructuring Expenses. Restructuring expenses were $3.8 million in 2004 compared to Nil in 2003. In 2004, the restructuring expenses were related to IMI and Praxa Limited and Pivotal. At IMI, restructuring costs of $2.9 million were comprised of $1.9 million related to terminations of employees, $0.5 million for write-off of acquired software, $0.4 million related to closure of offices, and $0.1 million in other costs. At Praxa Limited, restructuring costs of $0.5 million were comprised of $0.3 million for terminations of employees, $0.2 in contract exit fees and other costs. At Pivotal, restructuring costs of $0.4 million were for accruals relating to the fair value of lease contract exit fees. IMI and pivotal are part of the Software segment and Praxa Limited is part of the Business Services segment.

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

Other Gains and Losses

Gain on disposal of available-for-sale securities was $0.2 million in 2004 compared to $4.6 million in 2003. We recorded a gain on disposal of subsidiaries and cost investments of $0.9 million in 2004, compared to a loss of $1.3 million in 2003. We had no other non-operating gains or losses in 2004, compared to a non-operating gain of $0.9 million and a non-operating loss of $0.1 million in 2003. In 2004 we recorded $1.4 million in impairments on cost investments and available-for-sale securities compared to no such impairments in 2003. We recorded a loss of $0.5 million for our share of losses in equity investees in 2004 compared to $0.1 million in 2003.

Income taxes

We recorded $3.4 million of income tax expenses in 2004 compared to an income tax benefit of $0.5 million in 2003. This significant change was principally a result of the majority of our pretax income in 2003 being generated in non-taxing jurisdictions.

Net Income (Loss)

We generated a full year net loss of $6.0 million in 2004 compared to net income of $15.8 million in 2003, which represented a $21.8 million, or 138%, decrease from 2003. The principal factors contributing to the loss were (i) expenses related to the acquisitions in 2004 and 2003, including amortization of acquired intangibles and purchased technologies, restructuring expenses, deferred tax expenses and stock compensation expenses; (ii) an increase in operating expenses primarily as a result of acquisitions; and (iii) a decrease in other income as a result of impairment of investments and available-for-sale securities as well as lower interest income.

During 2004, we generated net loss from operations of discontinued operations of $0.6 million compared to $1.2 million during 2003. We recorded a net loss on disposal/dissolution of such discontinued operations of $1.0 million in 2004 and a net gain of $2.1 million in 2003.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, goodwill and intangible assets, business combinations, capitalization of software costs, investments, accounts receivable and allowance for doubtful accounts, deferred tax valuation allowance, stock based compensation, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in “Note 3- Summary of Significant Accounting Policies” in Item 18- Financial Statements.

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

Software license revenues are normally generated through licensing with end-users, value-added resellers (“VARs”) and distributors, and through the sale of the software with or incorporating third-party products. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. Pursuant to SOP 97-2, the fee relating to VARs transactions are not fixed or determinable until the software is sold by the VARs to the end users. Consequently the Company does not recognize any revenue for VARs transactions until all the criteria specified under paragraph 8 of SOP 97-2 are met which coincides with the sell-through to the end-users because at that point, the Company has persuasive evidence of an arrangement (signed contract with VARs), the fee is fixed or determinable, delivery has occurred and collection is reasonably assured. License revenues from distributors are calculated at an agreed upon percentage of the distributors’ net selling price to the end-user. We typically do not earn any portion of fees for services provided by the distributor to the end-user. We earn maintenance fees based on an agreed upon percentage of the maintenance fees that the distributor earns from the end-user. VARs have a sole discretion and responsibility to determine and negotiate the sales price of the Company’s software with the end-users. VARs are also responsible for billing and collecting from the end-users and assume all credit risks.

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

Advertising and marketing consulting services revenues for fixed price contracts are recognized using the proportional performance method based on hours incurred. This method is specified in the contracts along with pricing, payment terms and project timetable. Revenues from time and materials outsourcing contracts are recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

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

We also annually review and adjust the carrying value of amortized intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of amortized intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including our assessment of the discount rate used and the amounts and timing of future cash flows. During 2004 and 2005, we performed the required impairment reviews and were not required to record any material impairment on amortized intangible assets. The use of different estimates and assumptions might have resulted in an impairment charge, or might result in an impairment charge in the future. As of December 31, 2005, $65.6 million of our identifiable intangible assets were subject to amortization.

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

In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. At December 31, 2004 and 2005 we had deferred revenue balances of $35.4 million and $37.2 million, respectively, which is primarily related to our acquisitions during 2004 and 2005. Management judgment is also required in determining an appropriate fair value for deferred revenue. If the fair values we determined for deferred revenues acquired in prior years were lower, our revenue for the year would have been lower.

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

Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenues used to assess realizability of the capitalized amounts. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2004 and 2005, capitalized software development costs were $3.5 million and $10.3 million respectively, and related accumulated amortization totaled $0.5 million and $1.6 million respectively.

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

Deferred tax valuation allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some or all of our deferred tax assets will not be realized. As of December 31, 2004 and 2005, we had deferred tax assets of $85.6 million and $91.5 million, respectively. We provided a valuation allowance of $69.2 million and $77.1 million as of December 31, 2004 and 2005, respectively, to cover our deferred tax assets. Our largest deferred tax asset item relates to our loss carry-forwards. If future events, such as a sustained trend of profitability in companies with a history of generating losses, allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur, except with respect to acquired companies for which the realization of pre-acquisition deferred tax assets through a reduction of valuation allowance would reduce goodwill and would increase deferred tax expense. At December 31, 2005, a maximum of $59.9 million of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce goodwill.

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

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
			Restated(1) 2005
	2003	2004
	(in thousands)
Net cash provided by operating activities	$13,195	$10,790	$11,948
Net cash provided by investing activities	118,119	3,629	8,614
Net cash provided by (used in) financing activities	(108,959)	40,246	(36,353)
Effect of exchange rate changes on cash	—	33	(696)
Net increase (decrease) in cash and cash equivalents	22,355	54,698	(16,487)
Cash and cash equivalents at beginning of period	33,153	55,508	110,206
Cash and cash equivalents as at end of period	$55,508	$110,206	$93,719

(1)	See Note 2, “Restatement of Financial Statements”, to the Company’s consolidated financial statements which are included in this Amendment No.1.

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

Sources and Uses of Cash for the Year ended December 31, 2005

Operating Activities

Our net cash provided by operating activities was $11.9 million in 2005, compared to $10.8 million in 2004. Our cash flows from operating activities increased by 10% principally as a result of the following:

•

Net Loss – We incurred a net loss of $3.5 million in 2005 compared to net loss of $6.0 million in 2004, representing a $2.5 million year-over-year decrease. This decrease was due to (i) an increase in gross profit, (ii) a decrease in restructuring expenses, and (iii) non-cash expenses related to our acquisitions in 2004 which did not impact cash flows, including amortization of acquired intangibles and purchase technologies, deferred tax expense and stock compensation expense.

•

Accounts Receivable – Our accounts receivable balances increased by $12.5 million and $5.0 million in 2004 and 2005, respectively. Lower increase in accounts receivables in 2005 compared to 2004 is due to the acquisitions of Ross and Pivotal in 2004.

Other factors that had a negative impact on the year-over-year change in cash flows from operating activities included the following:

•

Deferred Revenues – Our deferred revenues increased by $6.5 million and $3.8 million in 2004 and 2005, respectively, primarily from higher deferred revenues as a result of the acquisition of Ross and Pivotal in 2004.

•

Accounts Payable, Tax Payable, and Other Liabilities – Certain of our payables balances increased after the acquisitions of Ross and Pivotal in 2004 resulting in cash inflows from these categories in 2004 compared to cash outflows in 2005.

Investing activities

Net cash provided by investing activities was $8.6 million in 2005, compared with $3.6 million in 2004. In 2005, large outflows included payments of $15.5 million for purchases of subsidiaries, net of cash acquired and $7.8 million in acquired intangible assets. These decreases in cash were more than offset by $30.6 million generated by maturity/disposal of available-for-sale securities. In 2004, large outflows of cash included payments of $112.7 million for purchases of subsidiaries, net of cash acquired, and $80.3 million for purchases of available-for-sale securities. These decreases in cash were offset by $212.1 million generated by maturity/disposal of available-for-sale securities.

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

The following table summarizes our contractual obligations as of December 31, 2005:

	Payments due by period, in thousands
	Total	Less than 1 Year	1 –3 years	3-5 years	More than 5 years
Operating lease obligations (1)	$41,319	$9,797	$13,731	$9,480	$8,311
Short-term debt obligations	26,249	26,249	—	—	—
Pension liability	1,673	1,673	—	—	—

Total	$69,241	$37,719	$13,731	$9,480	$8,311

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.

In other areas, we expect our primary cash requirements for fiscal 2006 to be as follows:

•	Acquisitions – We may be required to make earnout payments relating to future acquisitions.

•	Debt Repayments – During 2005, we used cash of $42.5 million to repay loans. The remaining balance at December 31, 2005 of $26.2 million is due in 2006.

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

The following table summarizes the expected maturity dates of our debt securities as of December 31, 2005:

	Expected maturities, in thousands
	Total	Less than 1 year	1 –3 years
Unsecured fixed rate debt securities	$115,881	$23,118	$92,763
Secured fixed rate debt securities	32,270	11,838	20,432

Total	$148,151	$34,956	$113,195

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

In addition to $93.7 million of cash and cash equivalents at December 31, 2005, we hold $1.9 million in restricted cash which is pledged for banking facilities. Restricted debt securities comprise $32.3 million of our total debt securities of $148.2 million at December 31, 2005 as such securities are pledged as collateral pursuant to drawdowns under our credit and repurchase facilities.

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

In 2004 and 2005, after acquiring Ross and Pivotal, we incurred significant research and development expenses. As discussed in Item 5.A – “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Capitalization of software costs”, we capitalize certain software development costs and expense others. In 2003, 2004 and 2005, research and development costs recorded in the statements of operations represented approximately nil, 8% and 9% of revenues, respectively. In 2003, 2004 and 2005, research and development costs in total, including costs which were capitalized, represented approximately nil of consolidated revenues in 2003 and 8% of consolidated revenues in 2004 and 9% of consolidated revenues in 2005. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis, but not as a percentage of overall revenues.

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

G.	Safe Harbor

See “General Introduction – Forward-Looking Statements”.

ITEM 8.	FINANCIAL INFORMATION

The consolidated financial statements of CDC Corporation were included as pages F-1 to F-62 of the Annual Report. The amended and restated consolidated financial statements of CDC Corporation are included as pages F-1 to F-70 of this Amendment No. 1, and the 17game Group Financial Statements are included as pages FF-1 to FF-20 of this Amendment No. 1.

PART II.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “Annual Report”), filed with the Securities and Exchange Commission on June 21, 2006, in the section entitled “Item 15—Controls and Procedures,” management stated its belief that as of December 31, 2005, the Company maintained disclosure controls and procedures that were effective in providing reasonable assurance that information required to be disclosed in its reports under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information was accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

After the Company filed the Annual Report, the Company identified errors in its previously filed consolidated financial statements and concluded that the Company’s financial statements for the years ended December 31, 2003, 2004 and 2005 included in the Annual Report should be restated, as discussed in Note 2 to the consolidated financial statements included elsewhere in this Amendment No. 1 on Form 20-F/A to the Annual Report (“Amendment No. 1”).

Subsequent to filing the Annual Report and in connection with the restatement of its financial statements for the years ended December 31, 2003, 2004 and 2005, the Company reevaluated its disclosure controls and procedures. The evaluation was performed under the supervision and with the participation of Company management, including its CEO and CFO, to assess the effectiveness of the design and operation of its disclosure controls and procedures (as defined under the Exchange Act). Based on that evaluation, the Company’s management, including its CEO and CFO, concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2005 because of material weaknesses in its internal controls over financial reporting. This conclusion is different from the conclusion disclosed in the Annual Report.

A material weakness is defined as a significant deficiency or a combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected by company personnel in the normal course of performing their assigned functions.

The Company has identified material weaknesses relating to insufficient resources with the appropriate level of expertise in the accounting and finance organizations to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of the Company’s non-routine transactions. As discussed above these material weaknesses resulted in the restatement outlined in the explanatory note to this Amendment No. 1 and Note 2 to the consolidated financial statements included elsewhere in this Amendment No. 1.

Remediation Plans for Material Weaknesses

Since 2006, the Company has implemented, or plans to implement, certain measures to remediate the identified material weaknesses and to enhance the Company’s internal control over its financial reporting processes. As of the date of the filing of this Amendment No. 1, the Company has implemented, or is in the process of implementing, the following measures:

•

Increased the size, expertise and training of its finance and accounting staff to include adequate resources for ensuring GAAP compliance, particularly in the areas of accounting for income taxes, foreign currency translation adjustments and the accounting for certain of its non-routine transactions.

•	Assigned individuals with significant industry experience and increased the involvement of its senior finance team members in the preparation and review of financial statements.

•	Integrated financial reporting and internal controls, including the continued implementation of its standard accounting information system across all locations.

•	Enhanced its accounting policies and procedures to provide adequate, sufficient, and useful guidance to its staff in the area of routine and non-routine transactions.

•	Corrected its methodologies with respect to calculating the provision for income taxes and foreign currency translation adjustments.

•	Increased the level of interdepartmental communication in a way that will foster information sharing between its finance staff and operational personnel.

•	Improved its financial organization and control environment.

The Company believes that these remediation actions represent ongoing improvement measures. Additionally, the Company has commenced the implementation of the reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002. While the Company has taken steps to remediate its material weaknesses, the Company believes that, as of December 31, 2006, these steps were not adequate to fully remediate those material weaknesses and additional measures will be required. The effectiveness of these additional remediation efforts will not be known until the Company performs a test of these additional controls in connection with management’s tests of internal controls over financial reporting that the Company will undertake as of December 31, 2007.

Changes in Internal Controls

During the year ended December 31, 2005, other than the remedial actions discussed above which relate to the filing of this Amendment No. 1 and have been implemented or are in the process of being implemented since such date, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of CDC Corporation were included as pages F-1 to F-62 of the Annual Report. The amended and restated consolidated financial statements of CDC Corporation are included as pages F-1 to F-70 of this Amendment No. 1, and the 17game Group Financial Statements are included as pages FF-1 to FF-20 of this Amendment No. 1.

ITEM 19.	EXHIBITS

No.	Description
1.1	Conformed copy of the Amended and Restated Memorandum of Association. ***

1.2	Conformed copy of Amendment No. 1 to the Amended and Restated Memorandum of Association. ****

1.3	Conformed copy of the Amended and Restated Articles of Association. ***

1.4	Conformed copy of Amendment No. 1 to the Amended and Restated Articles of Association. ****

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan.**

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation) *****

2(a).4	2005 Stock Incentive Plan, as amended. [y]yy[y][y]

4.(a).1	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003.++++++

4.(a).2	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. ++

4.(a).3	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. ++

4.(a).4	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. ++

4.(a).5	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).6	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).7	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).8	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).9	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted September 4, 2003.+++

4.(a).10	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. +++

4.(a).11	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).12	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).13	Amendment to Agreement and Plan of Merger between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +

4.(a).14	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003. [y]

4.(a).16	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003. [y]

4.(a).17	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004. [y]y

4.(a).18	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003. [y]y

4.(a).19	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and its Common Shareholders and its Optionholders and CDC Software Corporation, dated January 20, 2004. [y]y

4.(a).20	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004. [y]y

4.(a).21	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004. +++++++

4.(a).22	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. [y]yy[y]

4.(a).23	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004. +++++++

4.(a).24	Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated February 25, 2004. [y]yy[y]

4.(a).25	Amendment Agreement Relating to Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated March, 2004. [y]yy[y]

4.(a).26	Asset Purchase Agreement between CDC Software Holding Corporation and JRG Software, Inc. dated January 20, 2006. [y]yy[y][y]

4.(a).27	Asset Purchase Agreement, is made by and among CDC Global Services Inc., CDC Services, Inc. dba Horizon Companies, Horizon Companies, Inc., Trans Horizon Consulting (India) Ltd., and Horizon Software Services Inc., dated February 17, 2006. [y]yy[y][y]

4.(a).28	Share Purchase Agreement among Prime Leader Holdings Limited, Tridal Pacific Limited, Skynet Global Limited, Hong Dai, Steve Xiaoming Zhao, Equity Pacific Limited, Beijing 17 Game Network Technology Ltd dated March 17, 2006. [y]yy[y][y]

4.(a).29	Stock Purchase Agreement among Ross Systems Inc., c360 Solutions Incorporated, John Gravely, Jeremie Desautels, Jeffrey L. Longoria, Sanin Saracevic, Lisa Patrick and Arvind Raman dated April 12, 2006. [y]yy[y][y]

4.(a).30	Amendment to Stock Purchase Agreement among Ross Systems Inc., c360 Solutions Incorporated, John Gravely, Jeremie Desautels, Jeffrey L. Longoria, Sanin Saracevic, Lisa Patrick and Arvind Raman dated April 17, 2006. [y]yy[y][y]

4.(a).31	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. [y]yy[y][y]

4.(a).32	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited , CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. [y]yy[y][y]

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Technology Co. Ltd. [y]yy

4.(b).2	Monternet SMS Cooperation Agreement. [y]yy

4.(c).1	Amended and Restated Executive Services Agreement (Executive Chairman) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. [y]yy[y]

4.(c).2	Executive Services Agreement (Chief Executive Officer) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. [y]yy[y]

4.(c).3	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. [y]yy[y][y]

4.(c).4	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. [y]yy[y][y]

4.(c).5	Termination and Release Agreement between CDC Corporation, CDC Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. [y]yy[y][y]

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements. [y]yy[y][y]

8.	List of principal subsidiaries of the Company. [y]yy[y][y]

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15.(a).1	Consent of Ernst & Young. [y]yy[y][y]

15.(a).2	Consent of PricewaterhouseCoopers LLP. [y]yy[y][y]

15.(a).3	Consent of Deloitte Touche Tohmatsu. [y]yy[y][y]

15.(a).4	Consent of Deloitte Touche Tohmatsu dated July 2, 2007. ^

15.(a).5	Consent of Ernst & Young dated July 2, 2007. ^

15.(a).6	Consent of PricewaterhouseCoopers LLP dated July 2, 2007. ^

15.(a).7	Deloitte Touche Tohmatsu dated June 29, 2007. ^

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-123666) filed with the Commission on March 30, 2005.
***	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.
****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on May 20, 2005.
*****	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-118619) filed with the Commission on August 27, 2004.
+	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.
++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.
+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.
++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.
+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.
[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.

[y]y	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on January 8, 2004.
[y]yy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.
[y]yy[y]	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 30, 2005.
[y]yy[y][y]	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 21, 2006.
^	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 2nd day of July, 2007.

CDC CORPORATION
(Registrant)

By:	/s/ Peter Yip
Peter Yip,
Chief Executive Officer

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

CDC Corporation

We have audited the accompanying consolidated balance sheets of CDC Corporation and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of IMI Global Holdings Ireland Limited, a 51% owned subsidiary acquired in September 2003, and its subsidiaries for the period ended December 31, 2003 which statements reflect total assets constituting 4.0% and total revenues constituting 14.4% of the related 2003 consolidated totals. In addition, we did not audit the consolidated financial statements of China.com Inc., an 81% owned subsidiary, and its subsidiaries for the period ended December 31, 2005 which statements reflect total assets constituting 34.6% and total revenues constituting 17.7% of the related 2005 consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for IMI Global Holdings Ireland Limited and its subsidiaries and China.com Inc. and its subsidiaries, is based solely on the reports of the other auditors.

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

As more fully described in Note 2, the Company restated its consolidated financial statements for each of the three years in the period ended December 31, 2005.

/s/ Ernst & Young
Hong Kong

June 20, 2006, except for the restatement described in Note 2, as to which the date is July 2, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

CDC Corporation

In our opinion, the consolidated statements (not presented herein) of operations, of changes in stockholder’s deficit and of cash flows present fairly, in all material respects, the results of operations and cash flows of IMI Global Holdings Ireland Limited and its subsidiaries (the “Company”) for the period from September 9, 2003 through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, PA
February 9, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of China.com Inc.:

We have audited the accompanying consolidated balance sheet of China.com Inc. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of China.com Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in note 19, these consolidated financial statements have been restated from those previously issued because of the correction of misstatements, due to the inappropriate application of the equity method of accounting for a change in the level of ownership of investment in affiliated companies, the failure to record the fair value of a put option relating to affiliated companies in 2004 and the subsequent changes in fair value of the put option in 2005, and the inappropriate application of foreign currency translation of goodwill and intangible asset amounts of its subsidiaries in the People’s Republic of China. As a result of this restatement, the equity in loss of affiliated companies decreased by US$405,000, investment in affiliated companies increased by US$405,000, derivative liability and net income increased by $144,000 and $16,000 respectively, opening accumulated profits decreased by $160,000, goodwill and intangible assets increased by US$1,673,000 and US$13,000 respectively, and accumulated other comprehensive loss decreased by US$1,686,000. The net effect of there restatements was to increase shareholders’ equity from $198,250,000 to $200,197,000 as at December 31, 2005 and to increase net income from $1,842,000 to $2,263,000 for the year ended December 31, 2005.

/s/ DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong

June 20, 2006 (June 29, 2007as to the effects of the restatement discussed in note 19)

CDC Corporation

CONSOLIDATED BALANCE SHEETS

(in thousands U.S. dollars, except share and per share data)

		Restated, See Note 2 December 31,
	Notes	2004	2005
ASSETS
Current assets:
Cash and cash equivalents		$110,206	$93,719
Restricted cash	5	3,886	1,886
Accounts receivable (net of allowance of $4,011 (Restated) and $4,112 (Restated) in 2004 and 2005, respectively)	6	44,294	47,489
Deposits, prepayments and other receivables		10,012	8,536
Available-for-sale debt securities	7	94,259	23,118
Available-for-sale equity securities	12	527	659
Restricted available-for-sale debt securities	7	75,780	11,838
Deferred tax assets	18	1,353	1,474
Properties held for sale	27	2,992	—

Total current assets		343,309	188,719

Loan receivable	8	25,000	25,000
Interest receivable		878	1,628
Property and equipment, net	9	7,964	6,226
Goodwill	10	201,738	200,663
Intangible assets	11	81,431	73,574
Investments in equity investees		4,016	5,999
Investments under cost method		220	220
Available-for-sale debt securities	7	9,900	92,763
Restricted available-for-sale debt securities	7	—	20,432
Deferred tax assets	18	15,074	12,833
Other assets		4,341	4,975

Total assets		$693,871	$633,032

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$13,697	$12,520
Other payables		4,219	3,089
Purchase consideration payables		14,728	1,229
Accrued liabilities		26,986	24,369
Restructuring accruals, current portion	26	3,060	3,183
Accrued pension liability, current portion	25	910	1,673
Bank loans		63,781	26,249
Deferred revenue		35,404	37,178
Income tax payable		2,496	2,579
Deferred liabilities	18	426	1,203

Total current liabilities		165,707	113,272

Deferred tax liabilities	18	19,217	16,451
Accrued pension liability, net of current portion	25	1,477	—
Restructuring accruals, net of current portion	26	5,989	4,171
Other liabilities		322	439

Total liabilities		192,712	134,333

Minority interests		51,183	52,201

Contingencies and commitments	28

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued		—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 110,893,180 and 111,364,999 shares issued and outstanding at December 31, 2004 and 2005, respectively		28	28
Additional paid-in capital		673,476	676,003
Common stock held in treasury; 1,766,552 and 1,602,737 shares at December 31, 2004 and 2005, respectively		(4,067)	(4,032)
Accumulated deficit		(224,616)	(228,130)
Accumulated other comprehensive loss	14	5,155	2,629

Total shareholders’ equity		449,976	446,498

Total liabilities, minority interests and shareholders’ equity		$693,871	$633,032

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands U.S. dollars, except share data)

		Restated, See Note 2 Years ended December 31,
	Notes	2003	2004	2005
Revenues:
Software
Licenses		$1,157	$28,581	$38,541
Maintenance and consulting services		11,734	79,067	120,263
Business Services
IT products		6,083	2,083	2,079
Consulting services		31,159	37,308	37,139
Advertising		3,235	3,536	3,468
Mobile Services and Applications		16,876	23,694	34,389
Internet and Media		5,606	8,173	8,995
Others		2,001	10	—

Total revenues		77,851	182,452	244,874

Cost of revenues:
Software
Licenses		(362)	(3,486)	(6,750)
Maintenance and consulting services		(8,995)	(39,754)	(55,792)
Amortization of purchased technologies		(231)	(3,485)	(5,528)
Business Services
IT products		(5,318)	(1,879)	(1,671)
Consulting services		(16,754)	(24,871)	(24,338)
Advertising		(1,239)	(1,326)	(1,159)
Mobile Services and Applications		(2,247)	(4,597)	(15,262)
Internet and Media		(3,073)	(3,319)	(3,449)
Others		(889)	—	—

Total cost of revenues		(39,108)	(82,717)	(113,949)

Gross profit		38,743	99,735	130,925

Operating expenses:
Selling, general and administrative expenses		(31,606)	(80,326)	(100,549)
Research and development expenses		—	(13,825)	(22,605)
Depreciation and amortization expenses		(6,829)	(8,919)	(9,937)
Restructuring expenses	26	—	(3,760)	(1,667)

Total operating expenses		(38,435)	(106,830)	(134,758)

Operating gain (loss)		308	(7,095)	(3,833)

Other income (expenses):
Interest income		13,412	9,653	8,156
Interest expense		(1,070)	(1,895)	(1,257)
Gain on disposal of available-for-sale securities		4,599	167	525
Gain (loss) on disposal of subsidiaries and cost investments		(1,263)	892	483
Other non-operating gains		934	—	—
Other non-operating losses		(143)	—	—
Impairment of cost investments and available-for-sale securities		—	(1,362)	—
Share of losses in equity investees		(124)	(467)	(1,172)

Total other income		16,345	6,988	6,735

Income (loss) before income taxes		16,653	(107)	2,902
Income tax benefit (expense)	18	448	(3,375)	(4,957)

Income (loss) before minority interests		17,101	(3,482)	(2,055)
Minority interests in income of consolidated subsidiaries		(2,257)	(925)	(1,409)

Income (loss) from continuing operations		14,844	(4,407)	(3,464)

Discontinued operations:
Loss from operations of discontinued subsidiaries, net of related tax benefit of $ 90 in 2003, Nil in 2004 and 2005	20	(1,203)	(610)	(47)
Gain (loss) on disposal/dissolution of discontinued subsidiaries, net	20	2,127	(950)	(3)

Net income (loss)		$15,768	$(5,967)	$(3,514)

Basic and diluted earnings (loss) per share from continuing operations	19	$0.15	$(0.04)	$(0.03)

Basic and diluted earnings (loss) per share	19	$0.16	$(0.06)	$(0.03)

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands U.S. dollars, except share data)

	Restated, See Note 2 Years Ended December 31,
	2003	2004	2005
OPERATING ACTIVITIES:
Net income (loss)	$15,768	$(5,967)	$(3,514)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	2,204	925	1,409
Loss (gain) on disposal/write-off of property and equipment	127	1,055	(1,179)
Gain on disposal of available-for-sale securities	(4,599)	(167)	(525)
Loss (gain) on disposal of subsidiaries and cost investments	(2,596)	401	(483)
Amortization of intangible assets	3,177	11,088	13,238
Depreciation	5,293	3,721	3,866
Stock compensation expenses	328	2,051	1,421
Share of losses in equity investees	115	468	1,172
Impairment of cost investments and available-for-sale securities —		1,362	—
Deferred provision for income taxes	150	1,731	3,650
Expenses settled by issuance of shares	—	1,612	—
Accreted interest income	—	—	(390)
Changes in operating assets and liabilities:
Accounts receivable	9,486	(12,485)	(5,024)
Deposits, prepayments and other receivables	3,144	3,545	1,210
Other assets	1,794	200	(1,500)
Accounts payable	(7,413)	88	(419)
Accrued liabilities	(4,006)	(6,159)	(2,971)
Other payables	(8,505)	(444)	(956)
Deferred revenue	(557)	6,483	3,822
Amounts due to related parties	(715)	—	—
Income tax payable	—	1,644	(561)
Accrued pension liability	—	(683)	(707)
Other liabilities	—	321	389

Net cash provided by operating activities	$13,195	$10,790	$11,948

INVESTING ACTIVITIES:
Purchases of subsidiaries, net of cash acquired	$(13,446)	$(112,724)	$(15,537)
Purchases of property and equipment	(1,551)	(3,661)	(3,730)
Acquisition of equity investees	—	(4,000)	(3,500)
Purchases of available-for-sale securities	(424,667)	(80,314)	—
Purchases of intangible assets	(2,355)	(4,705)	(7,802)
Issuance of loans	(27,000)	—	—
Collection of promissory notes and warrants	6,878	—	—
Proceeds from disposal of available-for-sale securities	580,607	212,053	30,611
Proceeds from disposal of property and equipment	381	663	4,315
Proceeds (cash disbursements) from disposal of subsidiaries	(2,349)	(529)	1,140
Proceeds from disposal of cost investments	1,750	494	1,117
Decrease (increase) in restricted cash	(129)	(3,648)	2,000

Net cash provided by investing activities	$118,119	$3,629	$8,614

FINANCING ACTIVITIES:
Issuance of share capital	$8,585	$4,061	$1,052
Proceeds from bank loans	15,015	87,537	5,075
Repayment of bank loans	(121,388)	(51,352)	(42,480)
Purchases of treasury stock	(11,171)	—	—

Net cash provided by (used in) financing activities	$(108,959)	$40,246	$(36,353)

Effect of exchange differences on cash	—	33	(696)

Net increase (decrease) in cash and cash equivalents	$22,355	$54,698	$(16,487)
Cash and cash equivalents at beginning of year	33,153	55,508	110,206

Cash and cash equivalents at end of year	$55,508	$110,206	$93,719

Interest paid	$519	$1,348	$955

Non-cash activities:
Class A common shares issued for settlement of other payables	$—	$3,036	$—
Reissuance of treasury stock for the acquisition of subsidiaries	$2,810	$—	$—
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	$39,835	$49,610	$54

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share data)

	Number of shares (‘000)	Common shares	Additional paid-in capital	Treasury stock	Comprehensive income (loss) (Restated) See Note 2	Accumulated other comprehensive income (loss) (Restated) See Note 2	Accumulated deficit (Restated) See Note 2	Total shareholders’ equity (Restated) See Note 2
Balance at January 1, 2003	101,296	$25	$610,340	$(238)	$—	$1,990	$(234,417)	$377,700

Exercise of employee stock options	2,592	1	8,584	—	—	—	—	8,585

Redemption of shares	—	—	—	(11,171)	—	—	—	(11,171)

Retirement of shares	(2,300)	(1)	(5,749)	5,750	—	—	—	—

Reissuance of treasury stock for non-cash transactions	—	—	1,218	1,592	—	—	—	2,810

Stock compensation expenses on options granted	—	—	328	—	—	—	—	328

Unrealized gains, net of unrealized losses on available-for-sale securities	—	—	—	—	644	644	—	644

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	184	184	—	184

Foreign currency translation adjustments	—	—	—	—	5,197	5,197	—	5,197

Reclassification adjustment for gains, net of losses included in net income	—	—	—	—	(4,344)	(4,344)	—	(4,344)

Net income for the year (Restated)	—	—	—	—	15,768	—	15,768	15,768

Comprehensive income (Restated)					$17,449

Balance at December 31, 2003	101,588	$25	$614,721	$(4,067)		$3,671	$(218,649)	$395,701

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share data)

	Number of shares (‘000)	Common shares	Additional paid-in capital	Treasury stock	Comprehensive income (loss) (Restated) See Note 2	Accumulated other comprehensive income (loss) (Restated) See Note 2	Accumulated deficit (Restated) See Note 2	Total shareholders’ equity (Restated) See Note 2
Balance at January 1, 2004	101,588	$25	$614,721	$(4,067)	$—	$3,671	$(218,649)	$395,701

Exercise of employee stock options	1,068	1	4,060	—	—	—	—	4,061

Issuance of shares for non-cash transactions	8,237	2	50,455	—	—	—	—	50,457

Stock compensation expenses on options granted	—	—	4,240	—	—	—	—	4,240

Unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	(593)	(593)	—	(593)

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	53	53	—	53

Foreign currency translation adjustments	—	—	—	—	1,750	1,750	—	1,750

Reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	274	274	—	274

Net loss for the year (Restated)	—	—	—	—	(5,967)	—	(5,967)	(5,967)

Comprehensive loss (Restated)	—	—	—	—	$(4,483)	—	—	—

Balance at December 31, 2004	110,893	$28	$673,476	$(4,067)		$5,155	$(224,616)	$449,976

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share data)

	Number of shares (‘000)	Common shares	Additional paid-in capital	Treasury stock	Comprehensive income (loss) (Restated) See Note 2	Accumulated other comprehensive income (loss) (Restated) See Note 2	Accumulated deficit (Restated) See Note 2	Total shareholders’ equity (Restated) See Note 2
Balance at January 1, 2005	110,893	$28	$673,476	$(4,067)	$—	$5,155	$(224,616)	$449,976

Exercise of employee stock options	282	—	583	—	—	—	—	583

Employee stock purchase plan	178	—	469	—	—	—	—	469

Issuance of shares for non-cash transactions	12	—	54	—	—	—	—	54

Reissuance of treasury stock for non-cash transactions	—	—	—	35	—	—	—	35

Stock compensation expenses on options granted	—	—	1,421	—	—	—	—	1,421

Unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	(2,534)	(2,534)	—	(2,534)

Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	217	217	—	217

Foreign currency translation adjustments	—	—	—	—	(355)	(355)	—	(355)

Reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	146	146	—	146

Net loss for the year (Restated)	—	—	—	—	(3,514)	—	(3,514)	(3,514)

Comprehensive loss (Restated)	—	—	—	—	$(6,040)	—	—

Balance at December 31, 2005	111,365	$28	$676,003	$(4,032)		$2,629	$(228,130)	$446,498

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

The Company offers the following products and services to customers in Hong Kong, Taiwan and the PRC (“Greater China”) and other parts of Asia, Australia, New Zealand, North America, South America, the United Kingdom and the rest of Europe:

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

2.	RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the consolidated financial statements of the Company for the year ended December 31, 2005 that were filed with the U.S. Securities and Exchange Commission on June 21, 2006, as part of certain capital market initiatives, the Company identified an error in its application of Financial Accounting Standards Board, Statement of Financial Accounting Standard (“SFAS”) 109, “Accounting for Income Taxes”, as applied in its purchase business combinations in 2004 and 2005. Accordingly, the Company has to restate its previously issued consolidated financial statements. Furthermore, the Company has elected to also correct the consolidated financial statements for other errors that management previously evaluated as immaterial individually and in the aggregate. As a result, the 2003, 2004 and 2005 consolidated financial statements of the Company have been restated. In addition, where appropriate, the notes to the consolidated financial statements have also been restated. The restatement and the related impact on the Company’s consolidated financial statements are summarized as follows:

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

Deferred Taxes

The Company recorded restatement adjustments related to the incorrect matching of pre and post acquisition related deferred tax assets at Pivotal Corporation (“Pivotal”), Ross Systems Inc., and Praxa Limited (“Praxa”), wholly owned subsidiaries of the Company, which previously resulted in an overstatement of income tax expense and an understatement of goodwill. As required by SFAS 109, decreases in pre-acquisition deferred tax assets generated by increases in post-acquisition deferred tax assets should not result in an increase in tax expense. Further, the Company recorded restatement adjustments related to the netting of valuation allowances against deferred tax assets based on the classification of the related asset or liability for financial reporting. Previously, the Company recorded valuation allowances against deferred tax assets offset by deferred tax liabilities instead of recording such valuation allowance against the gross deferred tax assets. In addition, the Company recorded certain other immaterial tax adjustments affecting goodwill, deferred tax liabilities and deferred tax expense.

Foreign Currency Translation

The Company recorded restatement adjustments related to foreign currency translation differences for certain goodwill and intangible assets arising from the acquisition of Praxa, Palmweb Inc. (“Palmweb”) and IMI Global Holdings Ireland Limited (“IMI”) whose functional currencies are local currencies. Upon the acquisitions of certain foreign companies in 2003 and 2004, the Company properly translated goodwill and the acquired intangible assets from their respective functional currencies to the reporting currency of the Company; however, the Company failed to subsequently translate such balances at the current rate at the end of each reporting period in 2003, 2004 and 2005. The correction affected goodwill and the acquired intangible assets, foreign currency translation adjustment component of equity and minority interests.

Accounting for a Lease Acquired in a Business Combination

On February 25, 2004, the Company acquired a 100% equity interest in Pivotal. In connection with the acquisition, the Company assumed an idle operating lease for the office space in Vancouver, Canada (the “Pivotal Lease”). The Company appropriately recorded the fair market value of the acquired assets and liabilities assumed in connection with the acquisition of Pivotal, except for the liabilities assumed in conjunction with the acquired Pivotal Lease. The Company restated the restructuring liability related to the Pivotal Lease to record the assumed liability at fair value. The correction resulted in a reduced restructuring liability, related amount of goodwill at the acquisition date and accreted restructuring expense subsequent to the acquisition date. The consolidated balance sheets as of December 31, 2004 and 2005 have been restated to reflect certain amounts of restructuring liability as long term to be consistent with its maturity.

Presentation Restatement Item – Consolidated Balance Sheet

The Company previously presented $1,011 as long term pension liability balance although the pension liability was to be settled within one year after December 31, 2005. The consolidated balance sheet as of December 31, 2005 has been restated to reflect such liability as current liability to be consistent with its maturity.

Presentation Restatement Items – Consolidated Statements of Operations

The Company restated the presentation of amortization expense related to the acquired developed technologies to present such expenses above the gross margin line on the face of the consolidated statements of operations for each of the three years ended December 31, 2005. Previously, the amortization of purchased developed technologies was included in the line item “Depreciation and amortization expenses” under the “Operating expenses” section of the consolidated statements of operations.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

Presentation Restatement Items – Consolidated Statements of Operations (continued)

Additionally, the Company restated the presentation of interest income and expense of $82 in 2005 to properly eliminate the intercompany interest income and expense from the accompanying consolidated and restated statements of operations. Previously, the Company failed to appropriately eliminate the intercompany interest income and expense.

Presentation Restatement Items – Notes to Consolidated Financial Statements

The Company expanded its note on Restructuring Costs by adding the disclosure of certain restructuring costs by type in a tabular format and providing additional information as to the Company’s restructuring activities to comply with the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.

Other Errors

The Company recorded other immaterial restatement adjustments for errors made in the application of United States Generally Accepted Accounting Principles (U.S. GAAP). These errors included adjustments related to the accounting for minority interests related to the acquisition of IMI in accordance with Accounting Research Bulletin (“ARB”) 51, “Consolidated Financial Statements”. Additionally, the Company restated its financial statements for unsupported accrued expense balances, inappropriate netting of debit balances in accounts payable, gross versus net presentation of interest income and expense and other miscellaneous items related to prior periods.

Restatement at China.com Inc.

In addition to the errors described above, as of December 31, 2006 the Company’s 81% owned subsidiary, China.com Inc., also restated its financial statements for the year ended December 31, 2005 as follows.

China.com Inc. had inappropriately applied the equity method of accounting for the change in the level of ownership in Equity Pacific Limited and its subsidiaries (the “17game Group”) when China.com Inc. acquired an additional 11.5% equity interest of 17game Group in 2005 increasing its equity interest from 36.5% to 48%. China.com Inc. inappropriately fair valued the intangible assets of 17game Group related to its 48% equity interest whereas under U.S. GAAP, only the 11.5% increase in its equity interest and related fair values of the intangible assets of 17game Group should have been recognized. As a result of this error, the amortization expense on intangible assets of 17game Group was overstated by $477 and both China.com Inc.’s net income and investment in affiliated companies was understated by $477. In addition, as a result of an audit of the financial statements of 17game Group, China.com Inc.’s share of equity in loss of 17game Group was recalculated. As a result of this recalculation, China.com Inc.’s previously calculated share of equity in loss of 17game Group was understated by $72 and investment in affiliated companies was overstated by the same amount.

In 2004, China.com Inc. granted a put option to shareholders of its affiliated company, Equity Pacific Limited. Under U.S. GAAP, the put option should have been recorded at fair value and subsequent changes in fair value of the put option recorded in income. China.com Inc. failed to record the fair value of the put option of $160 in 2004 and to record the decrease in fair value of the put option liability of $16 in 2005. As a result of this error, China.com Inc. net income was understated by $16 and its liabilities understated by $144, and opening accumulated profits was overstated by $160.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

Restatement at China.com Inc. (continued)

Further, China.com Inc. failed to push down the goodwill and intangible assets of its PRC subsidiaries in the functional currency of Renminbi. These amounts were recorded in Hong Kong dollars when these balances were retranslated to United States dollars, the reporting currency. As a result of this error, goodwill and intangible assets were understated by $1,673 and $13 respectively, and accumulated other comprehensive loss was overstated by $1,686. This error did not have an impact on net income.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

Impact of Restatement

A summary of the effect of the restatement on the applicable line items within the Company’s consolidated balance sheets as of December 31, 2004 and 2005 is as follows:

	December 31,
	2004		2005
	Previously Reported	Restated	Previously Reported	Restated
ASSETS
Current assets:
Cash and cash equivalents	$110,206	$110,206	$93,691	$93,719
Restricted cash	3,886	3,886	2,086	1,886
Accounts receivable (net of allowances)	43,521	44,294	46,753	47,489
Deposits, prepayments and other receivables	10,012	10,012	8,447	8,536
Deferred tax assets	502	1,353	286	1,474
Total current assets	341,685	343,309	186,878	188,719
Property and equipment, net	7,617	7,964	5,995	6,226
Goodwill	189,552	201,738	190,418	200,663
Intangible assets	81,121	81,431	73,885	73,574
Investments in equity investees	4,016	4,016	5,594	5,999
Other assets	4,342	4,342	5,065	4,975
Deferred tax assets	—	15,074	157	12,833
Total assets	$664,331	$693,871	$608,035	$633,032

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,697	$13,697	$12,286	$12,520
Accrued liabilities	36,875	26,986	32,296	24,369
Restructuring accruals, current portion	—	3,060	—	3,183
Accrued pension liability, current portion	910	910	662	1,673
Deferred revenue	34,261	35,404	35,845	37,178
Income tax payable	2,532	2,496	2,525	2,579
Deferred liabilities	—	426	—	1,203
Total current liabilities	171,003	165,707	114,181	113,272
Deferred tax liabilities	4,696	19,217	4,046	16,451
Accrued pension liability, net of current portion	1,477	1,477	1,011	—
Restructuring accruals, net of current portion	—	5,989	—	4,171
Total liabilities	177,498	192,712	119,677	134,333
Minority interests	45,883	51,183	49,044	52,201
Shareholders’ equity:
Accumulated deficit	(228,226)	(224,616)	(231,762)	(228,130)
Accumulated other comprehensive income (loss)	(261)	5,155	(923)	2,629
Total shareholders’ equity	440,950	449,976	439,314	446,498

Total liabilities, minority interests and shareholders’ equity	$664,331	$693,871	$608,035	$633,032

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

Impact of Restatement (continued)

A summary of the effect of the restatement on the applicable line items within the Company’s consolidated statements of operations for each of the three years ended December 31, 2005 is as follows:

	Years ended December 31,
	2003		2004		2005
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
Revenues:
Software
Licenses	$1,157	$1,157	$28,748	$28,581	$38,856	$38,541
Maintenance and consulting services	11,734	11,734	79,131	79,067	120,308	120,263
Business Services
Consulting services	31,159	31,159	37,308	37,308	36,942	37,139
Total revenues	77,851	77,851	182,683	182,452	245,037	244,874
Cost of revenues:
Software
Licenses	(362)	(362)	(3,486)	(3,486)	(6,589)	(6,750)
Amortization of purchased technologies	—	(231)	—	(3,485)	—	(5,528)
Business Services
Consulting services	(16,754)	(16,754)	(24,871)	(24,871)	(24,079)	(24,338)
Total cost of revenues	(38,877)	(39,108)	(79,232)	(82,717)	(108,001)	(113,949)
Gross profit	38,974	38,743	103,451	99,735	137,036	130,925
Operating expenses:
Selling, general and administrative expenses	(31,606)	(31,606)	(80,342)	(80,326)	(101,954)	(100,549)
Research and development expenses	—	—	(13,825)	(13,825)	(21,325)	(22,605)
Depreciation and amortization expenses	(7,454)	(6,829)	(12,276)	(8,919)	(16,162)	(9,937)
Restructuring expenses	—	—	(3,387)	(3,760)	(1,256)	(1,667)
Total operating expenses	(39,060)	(38,435)	(109,830)	(106,830)	(140,697)	(134,758)
Operating gain (loss)	(86)	308	(6,379)	(7,095)	(3,661)	(3,833)
Other income (expenses):
Interest income	13,412	13,412	9,653	9,653	8,074	8,156
Interest expense	(1,070)	(1,070)	(1,895)	(1,895)	(1,175)	(1,257)
Share of losses in equity investees	(124)	(124)	(308)	(467)	(1,593)	(1,172)
Total other income	16,345	16,345	7,147	6,988	6,314	6,735
Income (loss) before income taxes	16,259	16,653	768	(107)	2,653	2,902
Income tax benefit (expense)	598	448	(7,541)	(3,375)	(4,574)	(4,957)
Income (loss) before minority interests	16,857	17,101	(6,773)	(3,482)	(1,921)	(2,055)
Minority interests in income of consolidated subsidiaries	(2,257)	(2,257)	(1,000)	(925)	(1,565)	(1,409)
Income (loss) from continuing operations	14,600	14,844	(7,773)	(4,407)	(3,486)	(3,464)
Net income (loss)	$15,524	$15,768	$(9,333)	$(5,967)	$(3,536)	$(3,514)

Basic and diluted earnings (loss) per share from continuing operations	$0.14	$0.15	$(0.07)	$(0.04)	$(0.03)	$(0.03)

Basic and diluted earnings (loss) per share	$0.15	$0.16	$(0.09)	$(0.06)	$(0.03)	$(0.03)

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

Impact of Restatement (continued)

A summary of the effect of the restatement on the applicable line items within the Company’s consolidated statements of cash flows for each of the three years ended December 31, 2005 is as follows:

	Years Ended, December 31,
	2003		2004		2005
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
OPERATING ACTIVITIES:
Net income (loss)	$15,524	$15,768	$(9,333)	$(5,967)	$(3,536)	$(3,514)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	2,204	2,204	1,000	925	1,565	1,409
Amortization of intangible assets	3,571	3,177	10,960	11,088	13,935	13,238
Depreciation	5,293	5,293	3,721	3,721	3,861	3,866
Share of losses in equity investees	115	115	308	468	1,593	1,172
Deferred provision for income taxes	—	150	5,897	1,731	3,724	3,650
Changes in operating assets and liabilities:
Accounts receivable	9,486	9,486	(12,585)	(12,485)	(5,061)	(5,024)
Other assets	1,794	1,794	(11)	200	(1,500)	(1,500)
Accrued liabilities	(4,006)	(4,006)	(6,372)	(6,159)	(3,399)	(2,971)
Deferred revenue	(557)	(557)	6,419	6,483	3,631	3,822
Income tax payable	—	—	1,644	1,644	(609)	(561)
Other liabilities	—	—	322	321	121	389
Net cash provided by operating activities	$13,195	$13,195	$10,790	$10,790	$12,297	$11,948
INVESTING ACTIVITIES:
Purchases of intangible assets	$(2,355)	$(2,355)	$(4,705)	$(4,705)	$(7,980)	$(7,802)
Decrease (increase) in restricted cash	(129)	(129)	(3,648)	(3,648)	1,800	2,000
Net cash provided by investing activities	$118,119	$118,119	$3,629	$3,629	$8,236	$8,614
Net increase (decrease) in cash and cash equivalents	$22,355	$22,355	$54,698	$54,698	$(16,515)	$(16,487)
Cash and cash equivalents at end of year	$55,508	$55,508	$110,206	$110,206	$93,691	$93,719

(a)	Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with U.S. GAAP. The accompanying consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries that are not considered variable interest entities and all variable interest entities for which the Company is the primary beneficiary, after eliminations of all material intercompany accounts, transactions and profits.

In 2005, the Company reported its operating results in four operating segments, “Software”, “Business Services”, “Mobile Services and Applications” and “Internet and Media”. During 2005, the Company reorganized these segments into two core business units, CDC Software and China.com Inc. The operation of “Software” and “Business Services” is included in the CDC Software business unit and the operation of “Mobile Services and Applications” and “Internet and Media” is included in the China.com Inc. business unit.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation and Basis of Presentation (continued)

In 2004, the Company reported its operating results in five operating segments, “Software”, “Business Services”, “Mobile Services and Applications”, “Advertising/Marketing” and “Others”. These segments were based primarily on the different production, manufacturing and other value-added processes that the Company performed with respect to the products and services and, to a lesser extent, the differing nature of the ultimate end use of the products and services. Prior to 2004, the Company reported its operating results in “Software and Consulting Services”, “Mobile Services and Applications”, “Advertising and Marketing Activities” and “Others”.

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

Buildings, leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of the property and equipment are as follows:

Buildings	25 years
Leasehold improvements	Over the lesser of the lease term or the estimated useful life
Furniture and fixtures	1 to 10 years
Office equipment	3 to 5 years
Computer equipment	1 to 3 years
Motor vehicles	3 to 5 years

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Software Development Costs (continued)

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

As of December 31, 2004 and 2005, capitalized computer software development costs were $3,478 and $10,313 (Restated), respectively, and related accumulated amortization totaled $251 and $1,300, respectively. The amortization of purchased developed technologies is included in amortization of purchased technologies totaling $273, $228 and $1,049 in 2003, 2004 and 2005, respectively.

(f)	Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. SFAS 142, “Goodwill and Other Intangible Assets”, requires companies to test goodwill for impairment on an annual basis or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value. SFAS 142 also requires that an identifiable intangible asset which is determined to have an indefinite useful economic life not to be amortized, but to be tested separately for impairment using a fair value based approach. All other intangible assets are amortized over their estimated useful lives.

The Company’s intangible assets represent trademarks, uniform resource locators (“URLs”), software applications and programs, customer base and contracts, and business licenses and partnership agreements. Definite lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the respective asset. The estimated useful lives of the intangible assets are as follows:

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

Debt and equity investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale securities are reported in accumulated other comprehensive income (loss) and are included in a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale securities are included in gain (loss) on disposal and impairment, respectively, in the Company’s consolidated statement of operations. Gains or losses on the sale of investments and amounts reclassified from accumulated other comprehensive income (loss) to the statement of operations are computed based upon specific identification. Interest on securities classified as available-for-sale securities is included in interest income.

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

	Unrealized loss	Fair value
Debt securities	$187	$9,814
Equity securities	$14	$70

The following was the aggregate amount of unrealized losses for available-for-sale debt securities that have been in a continuous loss position for more than 12 months and the aggregate fair value of such securities as of December 31, 2005.

	Unrealized loss	Fair value
Debt securities	$3,187	$133,102

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Investments (continued)

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

The Company’s investments in equity investees for which its ownership exceeds 20% or for which the Company owns less than 20% but has the ability to exercise significant influence, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss and the amortization of any identifiable intangible assets arising from the investment is included in share of income and losses in equity investees in the accompanying consolidated statements of operations.

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

The financial statements of the Company’s foreign operations have been translated into United States dollars (“U.S. dollars”) from their local functional currencies in accordance with SFAS 52, “Foreign Currency Translation”. Under SFAS 52, all assets and liabilities are translated at year end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income, but are accumulated and reported as a component of shareholders’ equity as accumulated other comprehensive income (loss). Realized and unrealized gains and losses, which result from foreign currency transactions, are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long term investment nature which are reported as translation adjustments.

During the years ended December 31, 2003, 2004 and 2005, Nil, $429 and $380, respectively, were reclassified from cumulative foreign currency translation adjustment and included in the consolidated statements of operations as a result of the sale or liquidation of an investment in a foreign operation.

(j)	Advertising Expenses

Advertising expenses are charged to expenses when incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(k)	Shipping and Handling

Shipping and handling costs are included in cost of revenues in the accompanying consolidated statements of operations for all the periods presented.

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

Deferred revenue represents cash received for software, business services and advertising and marketing services in advance of services being rendered. The Company reports deferred revenue as a liability on the balance sheet when there is a contractual obligation as at the balance sheet date to provide services or software product to the customer, but the services have not yet been completed or the product has not yet been delivered, and thus no recognition of revenue has taken place.

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

The Company accounts for share-based employee compensation arrangements under the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” and related Interpretations, and complies with the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation”. Under APB 25, stock compensation expense is recognized by accelerated expense attribution method over the vesting period of the stock options based on the difference, if any, between the fair value of the underlying Company’s/China.com Inc.’s, an 81% owned subsidiary of the Company, shares at the date of grant and the exercise price of the stock options.

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

The following table illustrates the effect on net income and earnings (loss) per share had the Company applied the fair value recognition provisions of SFAS 123 to share-based employee compensation:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(Restated)	(Restated)	(Restated)
Net income (loss):
As reported	$15,768	$(5,967)	$(3,514)
Add: Stock compensation expense included in net income (loss)	328	2,051	1,421
Deduct: Stock compensation expense determined under fair value method	(4,886)	(14,706)	(11,594)

Pro forma	$11,210	$(18,622)	$(13,687)

Basic earnings (loss) per share:
As reported	$0.16	$(0.06)	$(0.03)
Pro forma	$0.11	$(0.18)	$(0.12)

Diluted earnings (loss) per share:
As reported	$0.16	$(0.06)	$(0.03)
Pro forma	$0.11	$(0.18)	$(0.12)

For the purpose of the pro forma disclosures above, the estimated fair value of the options is amortized to expense over the options’ vesting period.

As further discussed in Note 24, on December 29, 2005, the Company accelerated the vesting of approximately 1.7 million unvested stock options with exercise prices equal to or greater than $3.50 per share. The closing price of the Company’s common stock on December 28, 2005, the last trading day before the acceleration, was $3.14 per share. The acceleration was effective as of December 29, 2005. The options had a range of exercise prices of $3.79 to $7.38 and a weighted average exercise price of $4.32. Included in the computation of pro forma net loss and net loss per share for the period ended December 31, 2005 is $4,433 in stock compensation expense related to the accelerated options.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Stock Compensation Expenses (continued)

Under SFAS 123, the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option grants. These models also require subjective assumptions, including future stock price volatility and expected lives of each option grant. The fair value for each option grant was estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
Range of U.S. risk-free interest rates	2.08% to 6.69%	2.08% to 6.77%	4.12% to 4.17%
Weighted expected life of options	5 years	5 years	5 years
Range of volatility	38% to 167%	75% to 165%	58% to 69%
Dividend yield	Nil	Nil	Nil

(p)	Earnings (Loss) Per Share

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

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as modified by SFAS 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities”, requires all contracts that meet the definition of a derivative to be recognized in the Company’s consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the Company’s consolidated statement of operations or in the Company’s consolidated statement of shareholders’ equity as a component of accumulated other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the Company’s consolidated statement of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using the industry standard valuation techniques.

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

The Company adopted SFAS 123(R) as of January 1, 2006 using the modified prospective method. Under this transition method, compensation cost is recognized beginning with the date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. As permitted by SFAS 123, through December 31, 2005 the Company accounted for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally has not recognized compensation cost for employee stock options. The Company expects that the adoption of SFAS 123(R) will have a material impact on its results of operations.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Recent Accounting Pronouncements (continued)

In June 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections”. SFAS 154 changes the requirements for the accounting for and reporting of a change in the accounting principle. This statement requires retrospective applications to prior periods’ financial statements of a voluntary change in the accounting principle unless it is impracticable. In addition, this statement requires that a change in the depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This new accounting standard is effective on January 1, 2006. The Company has applied the provision of SFAS 154 in preparing these restated financial statements.

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

The purchase price was approximately $3,567 in cash.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$4,552
Property and equipment, net	1,061
Goodwill	3,589
Intangible assets * **	1,514
Other assets	193

Total assets acquired **	10,909

Current liabilities	(7,292)
Deferred tax liabilities **	(50)

Total liabilities assumed **	(7,342)

Net assets acquired	$3,567

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented customer base, is approximately 5 years.
**	The fair value of assets acquired and liabilities assumed have been restated to include certain adjustments to deferred tax liabilities due to the inappropriate application of U.S. GAAP in the opening balance sheet of the acquired company.

The goodwill $3,589 was assigned to the Business Services segment and such goodwill is not deductible for tax purposes. The estimated fair value of the intangible assets was derived from a valuation from an independent third party.

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

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$36,363
Property and equipment, net	1,689
Goodwill (Restated)**	18,374
Intangible assets
Customer base	2,629
Software applications and programs	2,434
Other assets	2,184

Total assets acquired (Restated)**	63,673

Current liabilities	(26,178)
Minority interests (Restated)**	(12,495)

Total liabilities assumed (Restated)**	(38,673)

Net assets acquired	$25,000

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is approximately 7 years. The weighted average useful life of the customer base is 10 years, and the weighted average useful life of the software applications and programs is approximately 4 years.
**	The fair values of assets acquired and liabilities assumed has been restated to include the amount for the minority’s proportionate interest based on the historical cost of the subsidiary pursuant to ARB 51.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

4.	BUSINESS COMBINATIONS (continued)

(c)	IMI Global Holdings Ireland Limited (“IMI”) (continued)

Goodwill of $18,374 (Restated) was assigned to the Software segment and such goodwill is not deductible for tax purposes.

(d)	Pivotal Corporation (“Pivotal”)

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

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets (Restated) **	$14,624
Property and equipment, net	1,500
Goodwill (Restated) **	43,979
Intangible assets *
Customer base and contracts	11,183
Software applications and programs	8,963
Trademarks	4,476
Other assets	987

Total assets acquired (Restated) **	85,712

Current liabilities (Restated) **	(27,595)

Total liabilities assumed (Restated) **	(27,595)

Net assets acquired	$58,117

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is 5 years. The weighted average useful life of the customer base and contracts is 5 years, and the weighted average useful life of the software applications and programs is 5 years. Trademarks have an indefinite useful life.
**	The fair value of assets acquired and liabilities assumed have been restated to include certain adjustments to accounts receivable allowance and accrued restructuring costs due to the inappropriate application of U.S. GAAP in the opening balance sheet of the acquired company.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

4.	BUSINESS COMBINATIONS (continued)

(d)	Pivotal Corporation (“Pivotal”) (continued)

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

The following table on page F-37 summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

4.	BUSINESS COMBINATIONS (continued)

(f)	Ross Systems, Inc. (“Ross”) (continued)

Current assets	$14,001
Property and equipment, net	2,609
Goodwill (Restated) **	45,864
Intangible assets *
Customer base and contracts	6,600
Software applications and programs	19,600
Trademarks	3,400
Other assets	62

Total assets acquired (Restated) **	92,136

Current liabilities (Restated) **	(20,930)
Deferred revenues (Restated) **	(1,078)

Total liabilities assumed (Restated) **	(22,008)

Net assets acquired	$70,128

*	The weighted average useful life of all amortizable identifiable intangible assets acquired is 7 years. The weighted average useful life of the customer base and contracts is 7 years, and the weighted average useful life of the software applications and programs is 7 years. Trademarks have an indefinite useful life.
**	The fair value of assets acquired and liabilities assumed have been restated to include certain adjustments to accrued expenses and deferred revenues due to the inappropriate application of U.S. GAAP in the opening balance sheet of the acquired company.

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

	Year Ended December 31, 2003	Year Ended December 31, 2004
	(unaudited)	(unaudited)
		(Restated)
Revenue	$183,868	$224,025
Net loss	$(2,995)	$(31,399)
Basic and diluted loss per share	$(0.03)	$(0.30)

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

The Company did not have material acquisitions in 2005; accordingly, no pro forma disclosure has been presented.

5.	RESTRICTED CASH

At December 31, 2004 and 2005, cash of $3,886 and $1,886 (Restated), respectively, was pledged for banking facilities of the Company.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

6.	ACCOUNTS RECEIVABLE

	December 31, 2004	December 31, 2005
	(Restated)	(Restated)
Accounts receivable:
Amounts billed	$41,744	$45,724
Unbilled	6,561	5,877

	48,305	51,601
Allowance for doubtful accounts	(4,011)	(4,112)

Net	$44,294	$47,489

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(Restated)	(Restated)
Allowance for doubtful accounts:
Balance at beginning of year	$4,139	$2,816	$4,011
Additions	2,297	4,834	1,450
Write-offs, net of recoveries	(3,620)	(3,639)	(1,349)

Balance at end of year	$2,816	$4,011	$4,112

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

	December 31, 2004	December 31, 2005
Debt obligations issued by corporations and U.S. federally supervised/chartered organizations:
Amortized cost	$180,783	$151,504
Net unrealized loss *	(844)	(3,353)

Estimated fair value	179,939	148,151
Restricted debt securities pledged for banking facilities	(75,780)	(32,270)

Non-restricted	$104,159	$115,881

*	The net unrealized loss consisted of gross unrealized gain of $21 (2004: $34) and gross unrealized loss of $3,374 (2004: $878).

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

7.	AVAILABLE-FOR-SALE DEBT SECURITIES (continued)

For the years ended December 31, 2003, 2004 and 2005, the gross realized gain amounts were $6,834, $218 and $500, respectively, and the gross realized loss amounts were $5,356, $208 and $21, respectively.

Non-restricted available-for-sale debt securities consisted of:

	December 31, 2004	December 31, 2005
Current	$94,259	$23,118
Non-current	9,900	92,763

	$104,159	$115,881

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

	December 31, 2004	December 31, 2005

Maturity date:
One year or less	$19,980	$34,956
Within one year to five years	150,059	113,195
Within five years to ten years	9,900	—

	$179,939	$148,151

Included in the total available-for-sale debt securities as of December 31, 2004 and 2005 were debt securities with a market value of $75,780 and $32,270, respectively, which were segregated and secured in accordance with the Company’s lines of credit as further discussed in Note 13.

8.	LOAN RECEIVABLE

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

9.	PROPERTY AND EQUIPMENT

	December 31, 2004	December 31, 2005
	(Restated)	(Restated)
Leasehold improvements	$2,449	$2,133
Furniture and fixtures	1,116	747
Office equipment	1,950	1,649
Computer equipment	29,987	26,312
Motor vehicles	480	320

	35,982	31,161
Less: Accumulated depreciation	(28,018)	(24,935)

Property and Equipment, net	$7,964	$6,226

Depreciation expense was $5,293, $3,721 and $3,866 (Restated) for the years ended December 31, 2003, 2004 and 2005, respectively.

10.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

	Software	Business Services	Mobile Services and Applications	Internet and Media	Total
Balance as of January 1, 2004 (Restated)	$17,686	$18,570	$47,706	$5,334	$89,296
Foreign currency adjustment (Restated)	1,975	255	2	—	2,232
Goodwill acquired during the year (Restated)	94,531	—	15,693	325	110,549
Purchase accounting adjustments (Restated)	375	(351)	—	—	24
Less: Goodwill written off related to sale/dissolution of business units	(363)	—	—	—	(363)

Balance as of December 31, 2004 and January 1, 2005 (Restated)	114,204	18,474	63,401	5,659	201,738
Reallocation of goodwill	—	362	—	(362)	—
Foreign currency adjustment (Restated)	(3,781)	(443)	1,552	138	(2,534)
Goodwill acquired during the year	—	2,048	1,521	—	3,569
Purchase accounting adjustments (Restated)	(3,241)	712	419	—	(2,110)

Balance as of December 31, 2005	$107,182	$21,153	$66,893	$5,435	$200,663

In conjunction with the change in the segment reporting (Note 3) the Company renamed the Advertising/Marketing segment the Internet and Media segment and reallocated certain reporting units from the Advertising/Marketing segment into Business Services segment. Simultaneously, the Company reallocated $362 in goodwill from Internet and Media to Business Services segment related to these reporting units.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	INTANGIBLE ASSETS

The following table summarizes the Company’s intangible assets subject to amortization as of December 31:

	2004			2005
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
URLs	$16,956	$(2,543)	$14,413	$16,956	$(3,390)	$13,566
Software applications and programs	38,101	(5,105)	32,996	46,374	(12,984)	33,390
Customer base and contracts	28,096	(6,416)	21,680	26,126	(10,277)	15,849
Business licenses and partnership agreements	5,708	(1,307)	4,401	5,290	(2,462)	2,828

Intangible Assets	$88,861	$(15,371)	$73,490	$94,746	$(29,113)	$65,633

These intangible assets are amortized on the straight-line basis over the estimated economic lives of the assets. The Company had trademarks not subject to amortization with carrying values of $7,941 as of December 31, 2004 and 2005.

Amortization expense was $3,177, $11,496 (Restated) and $13,433 (Restated) for the years ended December 31, 2003, 2004 and 2005, respectively. The following table summarizes the estimated amortization expense for each of the following five years based on the current amount of intangible assets subject to amortization:

Year ended December 31:	(Restated)
2006	$14,349
2007	$14,211
2008	$12,188
2009	$5,843
2010	$5,005

12.	AVAILABLE-FOR-SALE EQUITY SECURITIES

	December 31, 2004	December 31, 2005
Cost	$411	$422
Net unrealized gain *	116	237

Market value	$527	$659

*	For the year ended December 31, 2005, the net unrealized gain consisted of gross unrealized gain of $251 (2004: $151) and gross unrealized loss of $14 (2004: $35).

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

12.	AVAILABLE-FOR-SALE EQUITY SECURITIES (continued)

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

13.	CREDIT ARRANGEMENTS

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

The Company’s line of credit with Fortis Bank is a repurchase agreement pursuant to which the Company sold certain debt securities to the bank at a discounted price, and the bank agreed to sell the same debt securities back to the Company at the same price at the termination of the greement. Throughout the term of the agreement, Fortis Bank will pay to the Company any income associated with the debt securities and the Company will pay to the bank interest calculated using the London Inter-Bank Offered Rate (“LIBOR”) plus 0.2% per annum.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive gain (loss) are as follows:

	Unrealized gains (losses) on available- for-sale securities	Foreign currency translation adjustments	Total
		(Restated)	(Restated)
Balance at December 31, 2003	$(151)	$3,822	$3,671
Unrealized losses, net of unrealized gains on available-for-sale securities	(593)	—	(593)
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	53	—	53
Foreign currency translation adjustments	—	1,750	1,750
Less: reclassification adjustment for losses, net of gains included in net loss	274	—	274

Balance at December 31, 2004	$(417)	$5,572	$5,155
Unrealized losses, net of unrealized gains on available-for-sale securities	(2,534)	—	(2,534)
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	217	—	217
Foreign currency translation adjustments	—	(355)	(355)
Less: reclassification adjustment for losses, net of gains included in net loss	146	—	146

Balance at December 31, 2005	$(2,588)	$5,217	$2,629

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

15.	SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

The Company incurred the following expenses which are not separately reflected in the consolidated statement of operations:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
Minimum rental expenses under operating leases (Restated)	$3,086	$9,630	$10,042
Advertising expenses	$580	$2,249	$5,050
Defined contribution retirement plans expenses	$2,922	$3,459	$2,148

16.	RELATED PARTY TRANSACTIONS

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

16.	RELATED PARTY TRANSACTIONS (continued)

(b)	Asia Pacific Online Limited (“APOL”) (continued)

In addition, Mr. Yip has exercisable options to purchase 190,000 Class A common shares of the Company. Mr. Yip’s spouse also owns 4,094,349 Class A common shares of the Company.

(c) Harry Edelson lawsuit against the Company. In connection with Harry Edelson, a former director of the Company, lawsuit against the Company, the Company is paying the cost’s of outside counsel retained to represent Raymond Ch’ien and Peter Yip in this matter (Note 28). For the years ended December 31, 2004 and 2005, the Company paid $201 and $53, respectively, for such fees.

17.	VARIABLE INTEREST ENTITIES

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

18.	INCOME TAXES (continued)

Significant components of the provision for income taxes are as follows:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(Restated)	(Restated)	(Restated)
Current tax expense (benefit) allocated to:
Continuing operations	$(26)	$1,644	$1,307
Discontinued operations	(90)	—	—

	(116)	1,644	1,307

Deferred tax expense (benefit) allocated to:
Tax benefits allocated to goodwill of acquired entities	150	1,731	3,780
Others	(572)	—	(130)

Continuing operations	(422)	1,731	3,650

Total income tax expense (benefit)	$(538)	$3,375	$4,957

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(Restated)	(Restated)	(Restated)
International:
Current	$(116)	$1,568	$741
Deferred	(422)	1,517	1,871

U.S.:
Current	—	76	518
Deferred	—	214	1,827

Total income tax expense (benefit)	$(538)	$3,375	$4,957

Income before provision for income taxes consists of the following:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(Restated)	(Restated)	(Restated)
International	$17,073	$(904)	$(1,900)
U.S.	(420)	797	4,802

Income (loss) before income taxes	$16,653	$(107)	$2,902

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

18.	INCOME TAXES (continued)

Deferred tax liabilities and assets comprise of the following:

	December 31, 2004	December 31, 2005
Deferred tax liabilities:
Short-term
Other	$(426)	$(1,203)

Total short-term deferred tax liabilities	(426)	(1,203)

Long-term
Acquired intangible assets	(14,703)	(12,553)
Capitalized software	(1,248)	(954)
Indefinite lived assets	(2,944)	(2,944)
Other	(322)	—

Total long-term deferred tax liabilities	(19,217)	(16,451)

Total deferred tax liabilities	(19,643)	(17,654)

Deferred tax assets:
Short-term
Deferred revenue	2,652	3,345
Accruals and reserves	4,268	3,597
Other	135	2,475
Valuation allowance	(5,702)	(7,943)

Net short-term deferred tax assets	1,353	1,474

Long-term
Net operating loss carryforwards	62,118	66,391
Net capital loss carryforwards	3,902	3,902
Book and tax base differences on assets	6,177	6,541
Alternative minimum tax credit	—	227
Research and development	5,144	3,806
Deferred compensation	1,250	1,140
Valuation allowance	(63,517)	(69,174)

Net long-term deferred tax assets	15,074	12,833

Total net deferred tax assets	16,427	14,307

Net deferred tax asset (liability)	$(3,216)	$(3,347)

Current deferred tax assets were $1,353 Restated and $1,474 (Restated) as of December 31, 2004 and 2005, respectively. Non-current deferred tax assets were $15,074 (Restated) and $12,833 (Restated) as of December 31, 2004 and 2005, respectively. Non-current deferred tax liabilities were $19,217 (Restated) and $16,451 (Restated), as of December 31, 2004 and 2005, respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

18.	INCOME TAXES (continued)

The reconciliation of income taxes computed at the respective statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(Restated)	(Restated)
Income tax expense (benefit) computed at the respective statutory rates	$(3,332)	$3,217	$2,679
Changes in tax rates	(1,181)	(79)	875
Tax holiday concession	(2,806)	(4,077)	(2,551)
Non-deductible items	3,903	4,038	2,594
Non-taxable items	(1,271)	(752)	(1,938)
provision for income taxes	4,239	1,028	3,298

Total income tax expense (benefit) from continuing operations	$(448)	$3,375	$4,957

Total income tax expense (benefit) from discontinued operations	$(90)	$—	$—

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

18.	INCOME TAXES (continued)

Benefits from operating losses not recorded from discontinued operations amounted to $177, $28 and $14 for the years ended December 31, 2003, 2004 and 2005, respectively. None of the amount of income taxes was allocated to translation adjustments for the years ended December 31, 2004 and 2005 because the investments in our subsidiaries are considered permanently invested.

Due to its history of losses, the Company does not believe that sufficient objective and positive evidence currently exists to conclude that the recoverability of certain of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances of $69,219 (Restated) and $77,112 (Restated) as of December 31, 2004 and 2005, respectively, to cover its net deferred tax assets. The valuation allowance for deferred tax assets has increased by $7,893 (Restated) in 2005. The increase was primarily due to the effect of additional operating losses generated in 2005. A maximum of $59,903 of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce the goodwill.

At December 31, 2005, the Company had net operating loss carryforwards of approximately $239,018 for income tax purposes, $88,790 (Restated) of which will expire from 2006 to 2026 and $150,228 of which can be carried forward indefinitely.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

18.	INCOME TAXES (continued)

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

19.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005

		(Restated)	(Restated)
Numerator for basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	$14,844	$(4,407)	$(3,464)
Income (loss) from discontinued operations, net of gain on disposal/dissolution	924	(1,560)	(50)

Income (loss) attributable to common shareholders	$15,768	$(5,967)	$(3,514)
Denominator for basic earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	100,532,594	105,898,392	111,085,657

Denominator for basic earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	100,532,594	105,898,392	111,085,657
Effect of dilutive securities:
Dilutive common shares equivalent	2,666,827	—	—

Denominator for diluted earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	103,199,421	105,898,392	111,085,657

Basic earnings (loss) per share:
Earnings (loss) from continuing operations	$0.15	$(0.04)	$(0.03)
Earnings (loss) from discontinued operations	0.01	(0.02)	—

Earnings (loss) attributable to common shareholders	$0.16	$(0.06)	$(0.03)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$0.15	$(0.04)	$(0.03)
Earnings (loss) from discontinued operations	0.01	(0.02)	—

Earnings (loss) attributable to common shareholders	$0.16	$(0.06)	$(0.03)

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

19.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (continued)

The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s warrants for 2003 and its stock options for 2004 and 2005 because their inclusion would have been antidilutive.

20.	DISCONTINUED OPERATIONS

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

The following table sets forth the balance sheet and statement of operations information, including the Company’s net gain (loss) on disposal/dissolution, for operations discontinued during the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
Total assets as of the date of disposal/dissolution	$7,266	$2,177	$4
Total liabilities as of the date of disposal/dissolution	$7,936	$418	$—
Revenues	$11,581	$864	$—
Pre-tax loss	$(1,293)	$(610)	$(47)
Net loss	$(1,203)	$(610)	$(47)
Net gain (loss) on disposal/dissolution	$2,127	$(950)	$(3)

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

21.	FINANCIAL INSTRUMENTS

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

The fair value of the Company’s $25,000 loan to Symphony (Note 8) was estimated at $24,564 and $25,235 at December 31, 2004 and 2005, respectively, based on discounted future cash flows, considering borrowing rates available for loans with similar terms and maturities.

22.	CONCENTRATION OF RISKS

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

The following table sets forth the number and price range of shares issued during the years ended December 31, 2003, 2004 and 2005 from the exercise of stock options granted to employees, and the number and price range of shares repurchased and retired during the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
Class A common shares issued for exercise of stock options	2,591,646	1,068,473	281,523
Range of purchase prices per share	$1.89 to $9.00	$0.43 to $7.00	$0.43 to $3.49
Class A common shares issued for exercise of employee stock purchase plan	—	—	177,873
Range of purchase prices per share	—	—	$2.58 to $2.67
Class A common shares repurchased	4,468,560	—	—
Range of repurchase prices per share	$2.50	—	—
Repurchased Class A common shares retired	2,300,000	—	—
Range of retirement prices per share	$2.50	—	—

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

24.	STOCK-BASED COMPENSATION PLANS (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2005.

	Options outstanding			Options exercisable
Exercise price range ($)	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share ($)	Shares	Weighted average exercise price per share ($)
$0.43-$0.95	119,643	8.65	$0.56	62,771	$0.61
$1.06-$1.98	325,305	8.15	$1.72	169,767	$1.81
$2.04-$2.99	2,953,831	8.25	$2.89	1,661,709	$2.84
$3.00-$3.80	1,283,662	7.72	$3.41	644,666	$3.48
$4.04-$5.00	3,974,745	6.04	$4.67	3,974,745	$4.67
$5.06-$9.94	2,715,011	7.57	$6.74	2,715,011	$6.74
$10.66-$19.19	133,261	4.85	$14.88	133,261	$14.88
$21.62-$29.92	74,500	4.36	$26.36	74,500	$26.36
$30.88-$48.41	62,860	4.23	$35.80	62,860	$35.80
$58.56-$68.81	24,320	4.25	$61.58	24,320	$61.58

	11,667,138			9,523,610

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

24.	STOCK-BASED COMPENSATION PLANS (continued)

A summary of the Company’s stock option activities and related information for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003
	Available for grant	Options outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	9,432,844	11,334,843	$5.94
Granted	(2,217,343)	2,217,343	$5.40
Forfeited	2,832,962	(2,832,962)	$7.89
Exercised	—	(2,591,646)	$3.32

Outstanding at the end of the year	10,048,463	8,127,578	$5.94

Exercisable at the end of the year		5,648,618

Weighted-average grant-date fair value of options granted during the year		$4.23

	2004
	Available for grant	Options outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	10,048,463	8,127,578	$5.94
Granted	(6,742,407)	6,742,407	$5.55
Forfeited	1,270,215	(1,270,215)	$9.07
Exercised	—	(1,068,473)	$3.80

Outstanding at the end of the year	4,576,271	12,531,297	$5.60

Exercisable at the end of the year		6,641,577

Weighted-average grant-date fair value of options granted during the year		$4.35

	2005
	Available for grant	Options outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	4,576,271	12,531,297	$5.60
Granted	(2,629,500)	2,629,500	$3.03
Forfeited	3,212,136	(3,212,136)	$6.12
Exercised	—	(281,523)	$1.33

Outstanding at the end of the year	5,158,907	11,667,138	$4.98

Exercisable at the end of the year		9,523,610

Weighted-average grant-date fair value of options granted during the year		$1.67

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

24.	STOCK-BASED COMPENSATION PLANS (continued)

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

25.	EMPLOYEE BENEFIT PLANS

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

25.	EMPLOYEE BENEFIT PLANS (continued)

IMAB also participates in several employee benefit plans (non-contributory for employees) which cover substantially all employees of its Swedish operations. The plans are in accordance with a nationally-agreed standard plan administered by a national organization, Pensions Registering Institute (“PRI”). These plans have been frozen and moved to the Swedish government for administration and distribution. Benefits are not paid by IMAB, but by the Swedish government. The level of benefits and actuarial assumptions used to account for these pension plans are calculated and established by the PRI and are solely based on the fully funded value of the predetermined pension payoff amount that was prescribed when the plans were transferred to the Swedish government during 2001, accordingly, IMAB will not change benefit levels or actuarial assumptions. In addition, since the actuarial assumptions are not disclosed to IMAB, no such disclosure is provided herein. The Company accounts for pensions in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits (Revised)” (“SFAS 132(R)”). IMAB is financing these plans via premiums paid to Alecta, the Swedish National Pension Organization. The pension book reserve will, in the future, only increase with an interest component. The plans have no liabilities other than their benefit obligations, which is a fixed amount to be repaid through 2007. IMAB expects to pay the entire amount of the remaining pension liability during 2006.

The net periodic benefit cost for IMAB’s defined benefit pension plans in Sweden includes the following components:

	Year ended December 31, 2004	Year ended December 31, 2005
Service cost	$—	$—
Interest cost	133	73

Net periodic benefit cost	$133	$73

The following table sets forth the change in the benefit obligations for IMAB’s defined benefit plans in Sweden:

	Year ended December 31, 2004	Year ended December 31, 2005
Benefit obligations at beginning of year/at date of acquisition	$3,070	$2,387
Interest cost	133	73
Actuarial gains	(386)	(283)
Settlements	(641)	(570)
Effect of foreign currency exchange rate changes	211	66

Benefit obligations at end of year	$2,387	$1,673

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

25.	EMPLOYEE BENEFIT PLANS (continued)

The following table sets forth the plans’ funded status and the actuarial present value of benefit obligations as of December 31, 2004 and 2005:

	December 31, 2004	December 31, 2005
		(Restated)
Unfunded status	$2,387	$1,673
Comprised of:
Long-term liability portion	$1,477	$—
Short-term liability portion	$910	$1,673

26.	RESTRUCTURING EXPENSES

As a result of the Company’s ongoing plan to rationalize, integrate and align its resources, the Company incurred certain restructuring costs of $3,760 (Restated) and $1,667 (Restated) for the years ended December 31, 2004 and 2005, respectively.

In connection with the acquisition of IMI and Pivotal in 2003 and 2004, respectively, the Company assumed and included in the purchase price allocations certain preexisting restructuring accruals.

For the year ended December 31, 2004, the restructuring costs related to IMI, Pivotal and Praxa. At IMI, restructuring costs of $2,862 comprised of $1,866 related to employee termination costs, $481 for write-off of acquired software, $415 related to closure of offices, and $100 in other costs. At Pivotal, restructuring costs of $373 related to lease facility closure costs. At Praxa, restructuring costs of $525 comprised of $345 related to employee termination costs, $129 in contract exit fees, and $51 in other costs.

For the year ended December 31, 2005, the Company incurred and charged to expense $3,054 in restructuring costs principally at the Company’s corporate office, Pivotal, Ross and IMI. Included in the reduction of the restructuring liability in 2005 is $1,354 due to the change in estimate relating to lease facility closure costs.

At December 31, 2004 and 2005, the Company had a total of $9,049 and $7,354, respectively, in accruals relating to the business restructuring activities. Pivotal, Ross and IMI are included in the Software segment. Praxa is included in the Business Services segment.

A summary of the exiting costs recognized for the year ended December 31, 2004 is as follows:

	Workforce reduction (Restated)	Lease termination (Restated)	Other exit costs (Restated)	Total (Restated)
Expensed in 2004	$2,211	$917	$632	$3,760

Total	$2,211	$917	$632	$3,760

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

26.	RESTRUCTURING EXPENSES (continued)

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2004 is as follows:

	Workforce reduction	Lease termination	Other exit costs	Total
Balance at January 1, 2004	$791	$7,329	$555	$8,675
Expensed in 2004 (Restated)	2,211	917	632	3,760
Amounts paid (Restated)	(2,211)	(543)	(632)	(3,386)

Balance at December 31, 2004 (Restated)	$791	$7,703	$555	$9,049

A summary of the exiting costs recognized for the year ended December 31, 2005 is as follows:

	Workforce reduction (Restated)	Lease termination (Restated)	Other exit costs (Restated)	Total (Restated)
Expensed in 2005	$2,047	$416	$592	$3,055
Market assumptions adjustments	—	(1,354)	(34)	(1,388)

Total	$2,047	$(938)	$558	$1,667

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2005 is as follows:

	Workforce reduction (Restated)	Lease termination (Restated)	Other exit costs (Restated)	Total (Restated)
Balance at January 1, 2005	$791	$7,703	$555	$9,049
Expensed in 2005	2,047	416	591	3,054
Market assumptions adjustments	—	(1,354)	(34)	(1,388)
Amounts paid	(960)	(1,575)	(826)	(3,361)

Balance at December 31, 2005	$1,878	$5,190	$286	$7,354

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

27.	PROPERTIES HELD FOR SALE

At December 31, 2004, the Company classified a building and the related land with a carrying amount of $2,992 as held for sale and such assets were stated at carrying value which was less than fair value less cost to sell. The land and building were sold in 2005 resulting in a gain of $1,181.

28.	CONTINGENCIES AND COMMITMENTS

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

28.	CONTINGENCIES AND COMMITMENTS (continued)

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

28.	CONTINGENCIES AND COMMITMENTS (continued)

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

Commitments

As of December 31, 2005, the Company had future minimum lease payments under non-cancelable operating leases falling due as follows:

Year ended December 31, (Restated)
2006	$9,797
2007	7,508
2008	6,222
2009	5,068
2010	4,412
Thereafter	8,311

$41,318

The Company recorded rental expense of $3,086, $9,630 (Restated) and $10,042 (Restated) and sublease income of Nil, $3,370 and $2,224 for the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, the Company had future minimum rentals to be received under subleases of $8,397.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

29.	SEGMENT INFORMATION

Description of Products and Services by Segment

The Company reported its operating results in four operating segments, “Software”, “Business Services”, “Mobile Services and Applications” and “Internet and Media”. During 2005, the Company reorganized these segments into two core business units, CDC Software and China.com Inc. The operation of Software and Business Services is included in the CDC Software business unit and the operation of Mobile Services and Applications and Internet and Media is included in the China.com Inc. business unit. Refer to Note 1 for a description of products and services offered by segments.

In 2004, the Company reported operating results in five operating segments, “Software”, “Business Services”, “Mobile Services and Applications”, “Advertising/Marketing” and “Others”. These segments were based primarily on the different production, manufacturing and other value-added processes that the Company performed with respect to the products and services and, to a lesser extent, the differing nature of the ultimate end use of the products and services. Prior to 2004, the Company reported operating results in “Software and Consulting Services”, “Mobile Services and Applications” and “Advertising and Marketing Activities”. All amounts in the financial statements reflect the restatement of the pre-2005 segments so that they are comparable with the current year’s presentation. None of the operating segments have been aggregated.

Information about Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on revenues and net income (loss). The Company excludes goodwill, intangible assets and related amortization, and other acquisition related expenses from its reportable segments and includes such items in the reconciling line for corporate and other unallocated amounts. The Company also uses net income (loss) as the measure of segment profitability. The following items are included in the evaluation of segment performance: revenues from external customers, depreciation and amortization (excluding the amortization of purchased intangibles), net interest income and expense, income tax benefit (expense) and net income (loss). Information about assets and liabilities other than the total segment assets is not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in Note 3.

Factors Management Used to Identify the Enterprise’s Reportable Segments

The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately and are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

29.	SEGMENT INFORMATION (continued)

The Company’s segment information is as follows:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(Restated)	(Restated)
Segment revenues from external customers:
Software	$12,891	$107,648	$158,804
Business Services	40,477	42,927	42,686
Mobile Services and Applications	16,876	23,694	34,389
Internet and Media	5,606	8,173	8,995
Others	2,001	10	—

Total consolidated revenues	$77,851	$182,452	$244,874

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(Restated)	(Restated)	(Restated)
Segment depreciation and amortization expenses:
Software	$779	$8,590	$12,845
Business Services	1,950	2,426	803
Mobile Services and Applications	3,265	2,232	1,818
Internet and Media	905	368	366

	6,899	13,616	15,832
Corporate and other unallocated amounts	1,571	1,193	1,272

Total consolidated depreciation and amortization expenses	$8,470	$14,809	$17,104

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
Segment interest income (expense), net:
Software	$(99)	$585	$713
Business Services	(1,176)	36	126
Mobile Services and Applications	27	168	253
Internet and Media	(448)	(2)	16

	(1,696)	787	1,108
Corporate and other unallocated amounts	14,038	6,971	5,791

Total consolidated net interest income	$12,342	$7,758	$6,899

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

29.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(Restated)	(Restated)	(Restated)
Segment income tax expense (benefit):
Software	$(224)	$(3,639)	$(405)
Business Services	(143)	410	1,422
Mobile Services and Applications	288	(392)	710
Internet and Media	(91)	39	113

	(170)	(3,582)	1,840
Corporate and other unallocated amounts	(278)	6,957	3,117

Total consolidated tax expense (benefit):	$(448)	$3,375	$4,957

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(Restated)	(Restated)	(Restated)
Segment net income (loss):
Software	$(114)	$12,562	$8,232
Business Services	3,377	572	3,253
Mobile Services and Applications	10,563	11,568	4,904
Internet and Media	(1,347)	(197)	(949)

	12,479	24,505	15,440
Corporate and other unallocated amounts	3,289	(30,472)	(18,954)

Total consolidated net income (loss)	$15,768	$(5,967)	$(3,514)

	Year ended December 31, 2004	Year ended December 31, 2005
	(Restated)	(Restated)
Segment assets:
Software	$87,288	$88,497
Business Services	19,696	18,145
Mobile Services and Applications	24,089	32,551
Internet and Media	6,798	9,862

	137,871	149,055
Corporate and other unallocated amounts	556,000	483,977

Total consolidated assets	$693,871	$633,032

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

29.	SEGMENT INFORMATION (continued)

The Company’s segment information by geographical segment is as follows. Revenues are classified by geographical region based on the location of customers.

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(Restated)	(Restated)
Segment revenues from external customers:
Australia	$26,818	$29,655	$27,449
Greater China	24,479	32,542	38,765
Korea	1,647	3,643	2,968
Singapore	5,858	6,072	6,745
Europe (excluding United Kingdom)	7,654	39,176	45,856
United Kingdom	2,495	10,857	17,949
North America	8,900	59,830	100,987
Others	—	677	4,155

Total consolidated revenues	$77,851	$182,452	$244,874

	December 31, 2004	December 31, 2005
	(Restated)	(Restated)
Segment long-lived assets:
Australia	$4,451	$2,269
Greater China	22,259	19,299
Korea	57	55
Singapore	201	53
Europe (excluding United Kingdom)	4,207	1,472
United Kingdom	4	308
North America	60,346	57,022
Others	(2,130)	(678)

Total consolidated long-lived assets	$89,395	$79,800

30.	SUBSEQUENT EVENT

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

EQUITY PACIFIC LIMITED

Report of Independent Registered Public Accounting

Firm and Consolidated Financial Statements

For the year ended December 31, 2005

and for the 5-month period from August 1, 2004

to December 31, 2004

E QUITY PACIFIC LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	FF-1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004	FF-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE 5-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004	FF-3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE 5-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004	FF-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE 5-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004	FF-5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	FF-6 -FF-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

EQUITY PACIFIC LIMITED

We have audited the accompanying consolidated balance sheets of Equity Pacific Limited and its subsidiaries (collectively the “Group”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2005 and for the 5-month period from August 1, 2004 to December 31, 2004. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Equity Pacific Limited and its subsidiaries as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touch Tohmatusu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

February 15, 2007

EQUITY PACIFIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share and per share data)

	As of December 31,
	2005	2004
Assets

Current assets:
Cash and cash equivalents	$2,255	$1,658
Prepaid expenses and other current assets	241	273
Amount due from a related party	27	27

Total current assets	2,523	1,958
Equipment, net	1,564	458
Acquired intangible assets, net	1,681	2,335
Rental deposits	28	27

Total assets	$5,796	$4,778

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	$927	$120
Accrued expenses and other current liabilities	1,616	3,186
Amounts due to related parties	61	30
Deferred revenues	1,238	882
Business tax payable	102	3

Total current liabilities	3,944	4,221

Commitment (Note 12)
Shareholders’ equity:
Ordinary shares ($1.00 par value; 50,000 shares authorized; 47,248, and 42,000 shares issued and outstanding as of December 31, 2005 and 2004, respectively)	47	42
Paid-in capital	5,683	3,188
Share subscription receivable	(30)	(30)
Accumulated deficit	(3,852)	(2,642)
Other comprehensive income	4	(1)

Total shareholders’ equity	1,852	557

Total liabilities and shareholders’ equity	$5,796	$4,778

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY PACIFIC LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars)

	Year ended December 31, 2005	5-month period from August 1, 2004 to December 31, 2004
Revenues	$6,234	$435
Cost of revenues	3,407	627

Gross profit (loss)	2,827	(192)

Operating expenses:
Selling and marketing	2,391	650
General and administrative	1,652	660

Total operating expenses	4,043	1,310

Loss from operations	(1,216)	(1,502)
Other income	6	—

Net loss	$(1,210)	$(1,502)

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY PACIFIC LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data)

	Ordinary Shares		Additional paid-in	Share subscription	Accumulated	Accumulated other comprehensive	Total shareholders’	Comprehensive income
	Number	Amount	capital	receivable	deficit	income	equity	(loss)
Balance at August 1, 2004	30,000	$30	$—	$(30)	$(1,140)	$—	$(1,140)
Issuance of ordinary shares	12,000	12	3,188	—	—	—	3,200
Net loss	—	—	—	—	(1,502)	—	(1,502)	$(1,502)
Foreign currency translation adjustment	—	—	—	—	—	(1)	(1)	(1)

Balance at December 31, 2004	42,000	42	3,188	(30)	(2,642)	(1)	557	$(1,503)

Issuance of ordinary shares	5,248	5	2,495	—	—	—	2,500
Net loss	—	—	—	—	(1,210)	—	(1,210)	$(1,210)
Foreign currency translation adjustment	—	—	—	—	—	5	5	5

Balance at December 31, 2005	47,248	$47	$5,683	$(30)	$(3,852)	$4	$1,852	$(1,205)

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY PACIFIC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Year ended December 31, 2005	5-month period from August 1, 2004 to December 31, 2004
Operating activities:
Net loss	$(1,210)	$(1,502)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	988	344
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	31	117
Amount due from a related party	—	20
Accounts payable	807	(96)
Accrued expenses and other current liabilities	(1,570)	863
Amounts due to related parties	31	—
Deferred revenues	356	(217)
Business tax payable	99	(30)

Net cash used in operating activities	(468)	(501)

Investing activities:
Purchases of equipment	(1,290)	(227)
Purchase of intangible assets	(150)	—

Net Cash used in investing activities	(1,440)	(227)

Financing activities:
Issuance of shares for cash	2,500	—
Proceeds from issuance of convertible loan	—	2,000

Cash provided by financing activities	2,500	2,000

Effect of exchange rate changes on cash	5	(1)

Net increase in cash and cash equivalents	597	1,271
Cash and cash equivalents, beginning of period	1,658	387

Cash and cash equivalents, end of year	$2,255	$1,658

Supplemental cash flow information:
Income taxes paid	$—	$—

Interest paid	$—	$—

Non-cash financing activity:
Conversion of convertible loan into ordinary shares	—	$3,200

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Equity Pacific Limited (“the Company”) was incorporated on November 20, 2003 in the British Virgin Islands (the “BVI”). The principal activity of Equity Pacific Limited, its subsidiaries, and its variable interest entity (“VIE”) (collectively referred to as the “17game Group” or the “Group”), is development and operations of online games in the People’s Republic of China (“PRC”).

Prime Leader Holdings Limited (“Prime Leader”) is a wholly-owned subsidiary of China.com Inc., a company listed on the Stock Exchange of Hong Kong Limited. China.com Inc. is a majority-owned subsidiary of CDC Corporation, a company listed on NASDAQ. Prime Leader acquired an 11.11% equity interest in the Company on August 27, 2004, and additional 25.4% interest on November 29, 2004. As of December 31, 2005 and December 31, 2004, the Company was 48% and 36.51%, respectively, owned by Prime Leader.

As of December 31, 2005, details of the Company’s subsidiaries and VIE were as follows:

Subsidiary	Date of incorporation	Beneficial percentage of ownership	Principal business
Hong Kong Online Games Investment Holding Limited	October 15, 2003	100%	Intermediate holding company

Beijing 17game Network Technology Co., Ltd. (“17game”)	January 9, 2004	100%	Operations of online games

Beijing Tianyi Hudong Entertainment Software Co., Ltd. (“Tianyi Hudong”)	September 30, 2003	100%	Operations of online games

Beijing Jizhiwangyou Digital Network Co., Ltd. (“Ji Zhi Wangyou”)	November 3, 2004	100%	Development of online games

Beijing Yiyou Interactive Network Technology Co., Ltd. (“Yiyou”)	July 8, 2004	51%	Development of online games

VIE

Beijing Hu Lian Jing Wei Technology Development Limited (“Hu Lian Jing Wei”)	August 31, 2001	100%	Holding of internet content provision license

In March 2006, Prime Leader purchased the remaining 52% equity interest in the Company, for a total consideration of $18,000, making it a wholly-owned subsidiary of China.com. In December 2006, China.com sold all of its equity interest in Prime Leader and the Company to CDC Games Corporation, a wholly-owned subsidiary of CDC Corporation.

Regulations of the PRC restrict direct foreign ownership of business entities to own the internet content provision license (“ICP license”) in the PRC where such ICP licenses are required for operation of a PRC based internet portal. To comply with the PRC laws and regulations, the Company has set up an indirectly owned foreign business entity Hu Lian Jing Wei which holds the ICP license. Hu Lian Jing Wei has been established via a trust declaration document with two PRC nationals who, in substance, serve as nominees of the Company to hold the entire equity interest and declared the Company is the beneficiary owner of Hu Lian Jing Wei. As a result, the Company effectively has all the rights and benefits associated with the ICP license to operate the online game business in the PRC, and therefore fully consolidates the results of operations and the assets and liabilities of Hu Lian Jing Wei in the consolidated financial statements.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

These accounts have been prepared on a going concern basis since while the Group has made losses since inception, management believes it has adequate resources to meet its needs in the next twelve months because CDC Corporation has agreed to provide adequate funds to enable the Company to meet in full its financial obligations as they fall due for the foreseeable future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The consolidated financial statements as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and for the 5-month period from August 1, 2004 to December 31, 2004 have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Prime Leader acquired an 11.11% equity interest in the Company in August 2004, and these financial statements relate only to the periods subsequent to when Prime Leader acquired its ownership interest over the Company.

b)	Principle of consolidation

The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the VIE in which the Company is deemed to be the primary beneficiary. All significant intercompany transactions and balances have been eliminated on consolidation.

c)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives of and impairment on equipment and intangible assets and valuation allowance for deferred tax assets.

d)	Foreign currency transactions and translations

All transactions during the year of the reporting entity in currencies other than functional currencies are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities of the reporting entity existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded by the reporting entity in its statement of operations.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

d)	Foreign currency transactions and translations - continued

Foreign currency translation

The functional currency of the Company’s subsidiaries including its VIE in the PRC is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

The Company has determined that the U.S. dollar is its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of the subsidiaries’ and VIE’s financial statements are reflected as accumulated other comprehensive income included in the statement of shareholders’ equity.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included an aggregate amount of $1,448 and $445 as at December 31, 2005 and 2004 respectively, which was denominated in RMB.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

f)	Equipment

Equipment, net is carried at cost less accumulated depreciation. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the respective assets, which are mainly 5 years. Repair and maintenance costs are charged to operating expenses as incurred.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

g)	Acquired intangible assets, net

Acquired intangible assets consist of license fee paid to the game developers and are amortized on a straight-line basis over their expected useful economic lives. The Group periodically evaluates the recoverability of all intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate an impairment exists.

h)	Impairment or disposal of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. The Group reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Measurement of impairment losses for long-lived assets that the Group expects to hold and use is based on the estimated fair value of the assets.

i)	Revenue recognition

The Group recognizes revenue, net of the relevant business taxes, when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	Price to the customer is fixed or determinable, and

•	Collectibility is reasonably assured.

The Group’s revenues are principally derived from the provision of online game services in PRC. The Group operates its all Massively Multiplayer Online Role-Playing Games (“MMORPGs”) under two models. The first revenue model is the traditional subscription-based pay-to-play, where users purchase pre-paid cards (the “PP-Cards”) to play for a fixed number of hours. The second revenue model is free-to-play, under which players are able to access the games free of charges but may choose to purchase in-game merchandise or premium features to enhance their game experience and the purchases can only be made through the use of PP-Cards.

All PP-Cards are sold to distributors and retailers across the country, from whom the Group collects payment on a prepaid basis. The distributors then resell the cards to end users and other retail points. The Group offered sales discounts primarily at 15% and 30% to distributors or retailers for the year ended December 31, 2005 and for the period from August 1, 2004 to December 31, 2004, respectively. The sales discount represents the difference between the price at which the PP-Cards are sold and the face value of the PP-Cards.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

i)	Revenue recognition - continued

The end users are required to activate their PP-Cards by using access codes and passwords to exchange the value of these cards to game points and deposit into their personal accounts. They consume points by trading them either for a pre-specified length of game playing time or in-game merchandise or premium features sold at the online game stores. All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for the Group’s online game services, or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards.

The Group is subject to business tax at a rate of 5% on sales of PP-Cards and revenue is presented net of business tax incurred.

j)	Cost of revenues

Cost of services rendered consists of online game royalty fee, game license fees, amortisation and depreciation, leased-line and capacity fees, manufacturing costs for prepaid game cards and other overhead expenses directly attributable to the provision of online game services. Royalty fee is calculated based on agreed profit sharing percentage with game developers over PP-Cards sold and activated.

k)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $1,182 and $240 for the years ended December 31, 2005 and for the period from August 1, 2004 to December 31, 2004, respectively, and have been included as part of selling and marketing expenses.

l)	Taxation

British virgin islands

Under the current tax laws of British Virgin Islands, the Company is not subject to tax on its income or capital gains.

China

The Company’s subsidiaries and VIE in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment and Foreign Enterprises and various local income tax laws (collectively the “PRC Income Tax Laws”).

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

l)	Taxation - continued

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

m)	Fair value of financial instruments

The carrying amounts of the Group’s financial instruments, which consist of cash and cash equivalents, accounts payable and an amount due to a related party, approximate their fair values due to the short-term nature of these instruments.

n)	Deferred revenue

Deferred revenue represents prepaid fees received from customers that cover online game services to be rendered in the future. Deferred revenue is stated at the amount of prepaid fees received less the amount previously recognized as revenue upon the rendering of online game services or expiration of either the point units or expiration of the PP-Cards.

o)	Retirement benefit costs

Payments to defined contribution retirement benefit plans, including state-managed retirement benefit schemes and the Mandatory Provident Fund Scheme, are charged to the consolidated statement of operations as incurred.

p)	Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) for the periods presented has been disclosed within the consolidated statements of shareholders’ equity and comprehensive income (loss).

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

q)	Concentration of credit risk

Financial instruments that potentially expose the Group concentration of credit risk consist primarily of cash and cash equivalents. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group sells its PP-Cards on a cash basis and does not have accounts receivable from customers.

r)	Recently issued accounting pronouncements

In November 2004, the Emerging Issues Task Force (“EITF”) reached consensus on EITF Issue No. 03-13-Applying the Conditions of Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations. Issue No. 03-13 provides that classification of a disposed component as a discontinued operation is appropriate only if the ongoing entity has no continuing direct cash flows, and does not retain an interest, contract, or other arrangement sufficient to enable it to exert significant influence over the disposed component’s operating and financial policies after the disposal transaction. This issue is effective to components that are disposed of or classified as held for sale in periods beginning after December 15, 2004. The adoption of this EITF did not have a material impact on the Company’s financial statements.

In December 2004, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 153, “Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard will have a material impact on its financial statements.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

r)	Recently issued accounting pronouncements - continued

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of and error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 on January 1, 2006 to have a material impact on its results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets-An Amendment of FASB Statement No. 140”. Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under SFAS No. 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effective for financial statements issued for fiscal years beginning after December 31, 2006. The Company does not expect the adoption of SFAS No. 156 will have a material impact on its financial position or results of operations.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

r)	Recently issued accounting pronouncements - continued

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on deracination, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating whether the adoption of FIN 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132 (R)”. SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions). Under SFAS No. 158, a privately owned Company will be required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. The Company does not expect the adoption of SFAS No. 158 will have a material impact on its results of operations or financial position.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	2005	2004
Prepayments for Information Data Center fee	$83	$16
Prepayments for advertisements and promotion	49	8
Deferred expenditures - royalty fees	67	224
Others	42	25

	$241	$273

4.	RELATED PARTY BALANCE AND TRANSACTIONS

The amount due from a related party of $27 at December 31, 2005 and 2004 represents a prepaid expense provided by the Company to an entity where one of the Company’s shareholders also owns an equity interest. A balance of $30 at December 31, 2005 and 2004 is also included in the amounts due to related parties, representing a purchase of computer equipment from this entity.

Included in the amounts due to related parties at December 31, 2005 is an amount of $31 that represents expenses paid on behalf of the Company by China.com Corp. Limited, which is a majority-owned subsidiary of CDC Corporation.

These amounts are non-interest bearing, unsecured and repayable on demand.

5.	EQUIPMENT, NET

Equipment, net consists of the following:

	2005	2004
Leasehold improvements	$36	$36
Computer equipment and software	1,755	451
Furniture, fixtures and office equipment	29	26
Motor vehicles	26	25

	1,846	538
Less: Accumulated depreciation	282	80

Equipment, net	$1,564	$458

Depreciation expenses charged to operating expenses for the year ended December 31, 2005 and for the period from August 1, 2004 to December 31, 2004 were $102 and $29, respectively.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

6.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of license fees paid to the game developers:

	2005			2004
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
License fees	$3,150	$1,469	$1,681	$3,002	$667	$2,335

Amortization expense charged to cost of revenue for the year ended December 31, 2005 and for the period from August 1, 2004 to December 31, 2004 were $804 and $312, respectively.

The annual estimated amortization expense for the acquired intangible assets for each of the next five years is as follows.

Amortization
2006	$796
2007	796
2008	89
2009	—
2010	—

$1,681

In addition to the license fee paid to the game developers, the Group also pays royalty fees to the game developers calculated based on a predetermined percentage over revenue recognized and it is recorded as cost of revenues in the consolidated statement of operations. For the year ended December 31, 2005 and for the period from August 1, 2004 to December 31, 2004, royalty fees amounted to $1,687 and $115, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	2005	2004
License fees payable	$1,026	$1,701
Advertising expenses payable	311	140
Employee payroll payable	261	165
Advances receivable from distributors	3	1,122
Others	15	58

	$1,616	$3,186

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

8.	ORDINARY SHARES

The Company entered into a senior secured convertible loan agreement with Prime Leader (the”Loan Agreement”) in February 2004. Pursuant to the Loan Agreement, Prime Leader provided the Company with a line of credit totaling $3,200. The entire $3,200 was drawn down under the Loan Agreement and was converted into 12,000 ordinary shares (equivalent to a 25.4% equity interest) of the Company, which together with the 11.1% equity stake in August 2004, brought Prime Leader’s total equity interest to 36.5% in November 2004.

In August 2005, the Company issued 5,248 ordinary shares to Prime Leader for a total cash consideration of $2,500, increasing Prime Leader’s equity interest in the Company to 48%.

9.	INCOME TAXES

The Company is a tax-exempted company incorporated in the British Virgin Islands. The subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) that is governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on the PRC taxable income. However, except for Hu Lian Jing Wei, preferential tax treatment of the Company’s PRC subsidiaries as “high technology” companies has been agreed with the relevant tax authorities, and accordingly, they are entitled to a tax rate of 15%. In addition, they are entitled to a three-year exemption from income tax in the incorporation year, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the PRC Income Tax Laws. As such, except Hu Lian Jing Wei, the Company’s PRC subsidiaries are subject to 0% PRC income tax for the three years ending December 31, 2006 and 7.5% PRC income tax for the three years ending December 31, 2009.

The reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	Year ended December 31, 2005	5-month period from August 1, 2004 to December 31, 2004
	%	%
Pre Tax Loss under US GAAP	33.0	33.0
Effect of permanent differences:
- non-deductible entertainment expenses	(1.7)	(0.7)
- disallowed wage expenses	(0.4)	—
- disallowed decoration expenses	—	(0.5)
- disallowed intangible assets amortization expenses	(5.8)	(1.8)
- others	(1.3)	(3.5)
Effect of tax concession and tax holiday	(21.9)	(25.8)
Effect of net operating loss not previously recognized	—	1.2
Change in valuation allowance	(1.9)	(1.9)

	—	—

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

9.	INCOME TAXES - continued

The principal components of the deferred tax assets are as follows:

	2005	2004
Deferred tax assets:
Temporary difference related to depreciation	$3	$1
Net operating loss carry forwards	48	28

Deferred tax assets	51	29
Valuation allowance	(51)	(29)

Deferred tax assets, net	$—	$—

There were no deferred tax liabilities as of December 31, 2005 and 2004. As management does not believe that it is more likely than not that all of the deferred tax assets will be realized, a full valuation allowance has been established as of December 31, 2005 and 2004 because it was more likely than not that the Group would not be able to utilize the tax loss carryforwards generated by its subsidiaries and consolidated VIE.

The subsidiaries, registered in the PRC, have total net operating loss carry forwards of $779 and $1,624 for the year ended December 31, 2005 and 2004, respectively. These operating loss and carry forwards expire on various dates through 2010.

The gross tax holiday benefit amounts to $258 and $387 for the year ended December 31, 2005 and for the period from August 1, 2004 to December 31, 2004, respectively.

10.	EMPLOYEE BENEFITS PLANS

Full time employees of the companies in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain medical care, unemployment insurance, employee housing fund and other welfare benefit are provided to employees. Chinese labor regulations require the Group to accrue these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $59 for the year ended December 31, 2005 and $1 for the period from August 1, 2004 to December 31, 2004, respectively.

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

11.	DISTRIBUTION OF PROFITS

PRC legal restrictions permit payments of dividends by the Group only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Enterprises, the Group must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Group. These reserve funds include a (i) statutory surplus reserve, (ii) statutory public welfare fund (both (i) and (ii) are for PRC Domestic Enterprises only) and (iii) enterprise reserve fund, (iv) enterprise expansion fund (v) staff bonus and welfare fund (all (iii), (iv) and (v) are for PRC Foreign Investment Enterprises only), and (vi) general reserve fund. Subject to certain cumulative limits, the statutory surplus fund and statutory public welfare fund require annual appropriations of 10% and 5% of after-tax profit (as determined under PRC GAAP at each year-end), respectively. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC generally accepted accounting principles at each year-end); the other fund appropriations are at the Group’s discretion. The Group did not make any appropriations to the reserve funds during the periods presented as the Group incurred a loss for these periods.

12.	COMMITMENT

The Group leases certain office premises under non-cancelable leases, which expire in 2008. Rent expense under operating leases was $121 for 2005 and $52 for the period from August 1, 2004 to December 31, 2004.

Future minimum lease payments at December 31, 2005 under non-cancelable operating lease agreements were as follows:

Years ending December 31:
2006	$253
2007	380
2008	63

$696

EQUITY PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEAR ENDED DECEMBER 31, 2005 AND

FOR THE FIVE-MONTH PERIOD FROM AUGUST 1, 2004 TO DECEMBER 31, 2004

(In thousands of US dollars, except share and per share data)

13.	SUBSEQUENT EVENTS

On March 17, 2006, Prime Leader entered into a share purchase agreement for the acquisition of 24,569 ordinary shares, representing 52% of the total issued and outstanding shares in the Company for an aggregated total consideration of $18,000. As a result of this acquisition, Prime Leader’s equity interest in the Company increased from 48% to 100%. The consideration was settled by cash of $4,833 and issuance of $13,167 worth of restricted shares of China.com Inc.

On July 1, 2006, the Company entered into a three-year exclusive distribution license agreement of online game “StoneAge2” with Digi Park Co., Limited (“Digi”) for a total cash consideration of $2,000. In addition to the license fee, 17game also needs to pay Digi continuing royalty based on 17.5% of revenue generated by it from this game.

On August 3, 2006, the Company entered into a three-year exclusive distribution license agreement of online game “Special Force” with Dragonfly GF Co., Limited (“Dragonfly”), for a total cash consideration of $2,500. In addition to the license fee, 17game also needs to pay Dragonfly continuing royalty based on 21%-24% of revenue generated by it from this game.

INDEX TO EXHIBITS

No.	Description
1.1	Conformed copy of the Amended and Restated Memorandum of Association. ***

1.2	Conformed copy of Amendment No. 1 to the Amended and Restated Memorandum of Association.****

1.3	Conformed copy of the Amended and Restated Articles of Association. ***

1.4	Conformed copy of Amendment No. 1 to the Amended and Restated Articles of Association. ****

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. **

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation)*****

2(a).4	2005 Stock Incentive Plan, as amended. [y]yy[y][y]

4.(a).1	Share Purchase Agreement by and between CDC Mobile Media Corporation, hongkong.com Corporation and Palmweb Inc., dated March 14, 2003. ++++++

4.(a).2	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated as of September 4, 2003. ++

4.(a).3	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and J. Patrick Tinley dated as of September 4, 2003. ++

4.(a).4	Transition and Stock Vesting Agreement among chinadotcom corporation, CDC Software Holdings, Inc., Ross Systems, Inc. and Robert B. Webster dated as of September 4, 2003. ++

4.(a).5	Series B Preferred Share Purchase Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).6	Shareholders Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).7	Voting Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).8	Put Option Agreement by and among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).9	Amended and Restated Memorandum and Articles of Association of Cayman First Tier, adopted September 4, 2003. +++

4.(a).10	Executive Committee Charter of Cayman First Tier, adopted September 4, 2003. +++

4.(a).11	Revolving Credit Agreement by and between Cayman First Tier and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).12	Revolving Credit Agreement by and between Symphony Enterprise Solutions, S.ar.l and chinadotcom Capital Limited, dated September 8, 2003. +++

4.(a).13	Amendment to Agreement and Plan of Merger between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated October 3, 2003. +

4.(a).14	Guaranty dated as of September 8, 2003 from chinadotcom corporation. +

4.(a).15	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003. [y]

4.(a).16	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003. [y]

4.(a).17	Second Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated January 7, 2004. [y]y

4.(a).18	Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated December 6, 2003. [y]y

4.(a).19	Notice of Extraordinary General Meeting to be held on February 23, 2004 and Management Information Circular and Notice of Hearing of Petition for Arrangement under the British Columbia Company Act relating to a proposed arrangement involving Pivotal Corporation and its Common Shareholders and its Optionholders and CDC Software Corporation, dated January 20, 2004. [y]y

4.(a).20	Amended and Restated Arrangement Agreement by and among Pivotal Corporation, chinadotcom corporation, a Cayman Islands corporation and CDC Software Corporation, dated January 19, 2004. [y]y

4.(a).21	Third Amendment to the Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc., dated April 29, 2004. +++++++

4.(a).22	Amendment to Share Purchase Agreement by and among CDC Australia Limited, Praxa Limited, Mantech International Corporation and Mantech Australia International Inc. dated February 10, 2003. [y]yy[y]

4.(a).23	Amendment to Preferred Stockholder Agreement by and among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith, III dated January 31, 2004. +++++++

4.(a).24	Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated February 25, 2004. [y]yy[y]

4.(a).25	Amendment Agreement Relating to Share Purchase Agreement among Group Team Investments Limited, the Related Entity, Easybay Management Inc., Lu Dong and Chen Hang, Jane Lin, chinadotcom Mobile Interactive Corporation (only with respect to certain sections of the Agreement) and CDC International Mobile Limited dated March, 2004. [y]yy[y]

4.(a).26	Asset Purchase Agreement between CDC Software Holding Corporation and JRG Software, Inc. dated January 20, 2006. [y]yy[y][y]

4.(a).27	Asset Purchase Agreement, is made by and among CDC Global Services Inc., CDC Services, Inc. dba Horizon Companies, Horizon Companies, Inc., Trans Horizon Consulting (India) Ltd., and Horizon Software Services Inc., dated February 17, 2006. [y]yy[y][y]

4.(a).28	Share Purchase Agreement among Prime Leader Holdings Limited, Tridal Pacific Limited, Skynet Global Limited, Hong Dai, Steve Xiaoming Zhao, Equity Pacific Limited, Beijing 17 Game Network Technology Ltd dated March 17, 2006. [y]yy[y][y]

4.(a).29	Stock Purchase Agreement among Ross Systems Inc., c360 Solutions Incorporated, John Gravely, Jeremie Desautels, Jeffrey L. Longoria, Sanin Saracevic, Lisa Patrick and Arvind Raman dated April 12, 2006. [y]yy[y][y]

4.(a).30	Amendment to Stock Purchase Agreement among Ross Systems Inc., c360 Solutions Incorporated, John Gravely, Jeremie Desautels, Jeffrey L. Longoria, Sanin Saracevic, Lisa Patrick and Arvind Raman dated April 17, 2006. [y]yy[y][y]

4.(a).31	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. [y]yy[y][y]

4.(a).32	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, , CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. [y]yy[y][y]

4.(b).1	Cooperation Agreement on Short Message Services between China Unicom, Sichuan, and Beijing Newpalm Technology Co. Ltd. [y]yy

4.(b).2	Monternet SMS Cooperation Agreement. [y]yy

4.(c).1	Amended and Restated Executive Services Agreement (Executive Chairman) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. [y]yy[y]

4.(c).2	Executive Services Agreement (Chief Executive Officer) effective as of April 27, 2004, by and between china.com Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. [y]yy[y]

4.(c).3	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. [y]yy[y][y]

4.(c).4	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. [y]yy[y][y]

4.(c).5	Termination and Release Agreement between CDC Corporation, CDC Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. [y]yy[y][y]

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements. [y]yy[y][y]

8.	List of principal subsidiaries of the Company. [y]yy[y][y]

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13.(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13.(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15.(a).1	Consent of Ernst & Young. [y]yy[y][y]

15.(a).2	Consent of PricewaterhouseCoopers LLP. [y]yy[y][y]

15.(a).3	Consent of Deloitte Touche Tohmatsu dated [ ]. [y]yy[y][y]

15.(a).4	Consent of Deloitte Touche Tohmatsu dated July 2, 2007. ^

15.(a).5	Consent of Ernst & Young dated July 2, 2007. ^

15.(a).6	Consent of PricewaterhouseCoopers LLP. ^

15.(a).7	Consent of Deloitte Touche Tohmatsu dated June 29, 2007. ^

*	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-123666) filed with the Commission on March 30, 2005.
***	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 18, 2002.
****	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on May 20, 2005.
*****	Incorporated by reference to our registration statement on Form S-8 (File No.: 333-118619) filed with the Commission on August 27, 2004.
+	Incorporated by reference to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on October 6, 2003.
++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003.
+++	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 15, 2003.
++++++	Incorporated by reference to Amendment No. 2 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on January 21, 2004.
+++++++	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-4 (File No. 333-109493) filed with the Commission on May 7, 2004.

[y]	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on December 11, 2003.
[y]y	Incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on January 8, 2004.
[y]yy	Incorporated by reference to our registration statement on Form F-4/A (File No. 333-109493) filed with the Commission on January 21, 2004.
[y]yy[y]	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 30, 2005.
[y]yy[y][y]	Incorporated by reference to our annual report on Form 20-F (File No. 000-30134) filed with the Commission on June 21, 2006.
^	Filed herewith.