Form 20-F
period 2006-12-31
CDC CORP
filed 2007-07-02
CIK 1076770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30134

CDC Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

c/o CDC Corporation Limited

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

852-2893-8200

e-mail: investor_relations@cdccorporation.net

(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A common shares

Indicate the number of outstanding shares of each of the Issuer’s class of capital or common stock as of the close of the period covered by this Annual Report:

Class of shares	Number outstanding as of March 31, 2007
Class A common shares	114,944,204

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I.

General Introduction

In April 2005, we changed our name from “chinadotcom corporation” to “CDC Corporation”. Concurrently, in April 2005, our then 81%-owned subsidiary listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, changed its name from “hongkong.com Corporation” to “China.com Inc.” All references herein to “China.com” refer to China.com Inc. and its subsidiaries, as applicable. Throughout this Annual Report, we use the new names of these companies.

In this Annual Report on Form 20-F, except as otherwise specified, all references to “we,” “us,” “our,” the “Company” or “CDC” refer to CDC Corporation and our consolidated subsidiaries. Unless otherwise specified, all information contained in this Annual Report, including share and per share data, reflects the two-for-one share splits approved by our shareholders as of each of December 6, 1999 and April 28, 2000, respectively, and effective as of the close of trading on the Nasdaq Global Market, or NASDAQ, on December 13, 1999 and May 8, 2000, respectively. In this Annual Report, any reference to “US GAAP” means the United States generally accepted accounting principles. The consolidated financial statements provided herein have been prepared in accordance with US GAAP. Unless indicated otherwise, any reference to “U.S.$”, “US$”, or “$” is to United States dollars.

Several of our affiliated entities and subsidiaries have been organized under the laws of the People’s Republic of China (the “PRC” or “Greater China”) with Chinese names and do not have official English names. Some of these entities which are organized under the laws of the PRC are referred to in this Annual Report with their English names, such as Beijing Newpalm Technology Co., Ltd., Beijing Wisecom Technology Co., Ltd., Beijing China.com Technology Services Co., Ltd., Beijing He He Technology Co., Ltd., and Shenzhen KK Technology Ltd. and Beijing TimeHeart Information Technology Limited for Timeheart. We have occasionally referred to these entities in our contracts, other arrangements and audited financial statements as Beijing Newpalm Information Technology Co., Ltd., or Beijing Newpalm, Beijing Wisecom Information Technology Co., Ltd., or Beijing Wisecom, Beijing China Net Communication Technology Service Ltd,, or Beijing China.com, Beijing He He Technology Co., Ltd., or Beijing He He, Shenzhen KK Technology Ltd. and Beijing TimeHeart Information Technology Limited, or Beijing TimeHeart.

References in this Annual Report to Xinhua are to the Liaison Office of the Central People’s Government of HKSAR (formerly Xinhua News Agency).

Forward-Looking Statements

This Annual Report contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and Section 21E of the Securities Exchange Act of 1934, as amended, about us and our subsidiaries that are subject to risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking statements. Forward looking statements may be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “continue,” or “believe” or other words of similar meaning or future or conditional verbs such as “should,” “would” and “could.” Forward-looking statements include, among other things, discussions of our expected business outlook, future operations, financial performance, pending acquisitions, financial strategies, future working capital needs and projected industry trends, as well as our strategies for growth, product development, regulatory approvals and compliance, market position and expenditures.

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

We have made forward-looking statements concerning the following, among others:

•	our goals and strategies in each of our present and target markets, and our plans for expansion;

•	our competitive strengths in each of our present and target markets, including our competitive advantages, strengths and opportunities in emerging growth and other geographic markets;

•	expectations and targets for our results of operations;

•	our business prospects;

•	our beliefs regarding our sales and distribution networks, the outcome of litigation matters and our compliance with all applicable regulations and policies;

•	our business prospects and the results of our strategic partnerships;

•	our internal development capabilities and our ability to build and maintain relationships with licensors;

•	the expected growth of the enterprise software, online games, mobile services and applications and internet and media markets, and the expectations of the customers and consumers in these industries;

•	the pace of change in the enterprise software, online games, mobile services and applications, internet and media markets, and the need for research and development;

•	the demand for, and utility, flexibility and characteristics of, our enterprise software, online games, mobile services and applications, internet and media products and services;

•	our relationships with our present and future customers, as well as our cross-selling opportunities; and

•	our acquisition and expansion strategy.

These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, but are not limited to, risks associated with the following:

Factors Relating to our Overall Business and International Operations

•	our ability to operate in markets in which we lack experience and have a limited operating history;

•

our ability to achieve and/or sustain sufficient revenue growth, effectively manage our internal restructuring objectives, continue to expand through acquisitions, integrate the operations of the various businesses we have acquired, and manage our exposure to increased regulatory and other risks in domestic and foreign jurisdictions;

•	our ability to grow our businesses organically in the future, manage distinct business segments several of which are quite disparate in, among other things, purpose, scope and location,

manage costs, particularly as a result of our past and present acquisition strategy, adapt to a rapidly changing operating environment, remediate existing, and avoid experiencing future, material weaknesses in our internal controls over financial reporting, access funds and manage revenue and expense fluctuations;

•	uncertain economic and political climate in Asia, the U.S. and throughout the rest of the world, and the potential that such climate may deteriorate; and

•	increased global competition in all of our business segments.

Factors Relating to our Enterprise Software and Business Services Businesses

•	the development and licensing of software in general, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software;

•	the development of new software technologies and applications or services affecting our current and future business;

•	our ability to efficiently expand or restructure our software sales organization;

•

our ability to take advantage of opportunities to market and sell our enterprise software products and services to customers directly and through distribution channels and business partners in emerging markets;

•

our ability to maintain and manage our contracts with our business services and other customers, as well as our ability to manage risks efficiently, successfully develop, market and sell enterprise software products for specific targeted vertical industries, offer high quality services and support, and protect intellectual property rights for our software products; and

•	our ability to accurately estimate the costs of our business services engagements which are billed on a fixed price basis.

Factors Relating to our Online Games Business

•

the distribution, development and licensing of online games generally, including potential delays in software development and technical difficulties that may be encountered in the development of online games we may distribute;

•	our dependence on one online game for substantially all of our online games revenue;

•

our ability to maintain and build relationships with our current and potential future licensors of online games, correctly identify and implement our growth strategies, license or develop and launch new games, and manage the effects thereof on our existing game or games, detect and avoid programming errors, and adapt to changes in applicable regulations and consumer tastes;

•	the development of new networking technologies and online games which affect our current and future business;

•	the future growth of the online games market in the PRC;

•

our ability to efficiently expand or restructure our distribution network, take advantage of opportunities to market the online games we license and distribute to customers directly and through distribution channels and business partners, and protect intellectual property rights for any of the online games we develop or license; and

•	our ability to accurately estimate the costs of marketing, distributing and operating any online games we offer.

Factors Relating to our Mobile Applications and Internet and Media Businesses

•

the various contractual relationships with China Mobile, China Unicom or any other mobile network operators and their subsidiaries and affiliates, including that such agreements will terminate or be altered in a way that adversely affects our mobile services and applications business;

•

changes in the regulatory policies of the Ministry of Information Industry, or MII, in the PRC, and other relevant government authorities or the mobile network operators relating to, among other matters, the grant and approval of mobile services and applications licenses, acceptance of existing ownership structures, and regulating content delivered;

•	the future growth of the mobile telecommunications industry in the PRC;

•

our ability to obtain accurate and timely information regarding customer usage levels, manage the effects of network transmission failures, satisfy customers and the mobile network operators, avoid sanctions and penalties by regulators and the mobile network operators, effectively compete, and avoid competition with the mobile network operators and obtain content from third parties;

•	our ability to maintain up-to-date datasets in our database marketing business; and

•

changes in political, economic, legal and social environment in the PRC, including the Chinese government’s specific policies with respect to foreign investment in the telecommunications, internet and online games industries, economic growth, inflation, foreign exchange and the availability of credit.

Factors Relating to our Online Games, Mobile Applications and Internet and Media Segments as a Result of Conducting Operations in the People’s Republic of China

•	our ability to manage risks relating to content which we may provide or communicate, or which may be provided, displayed or communicated by third parties;

•	the governmental control of currency conversion and exchange rates;

•	our contractual arrangements with our PRC-related entities, which may be difficult to enforce or may not be compliant with all applicable laws, rules and regulations; and

•	our ability to comply and maintain compliance with all applicable licensing, regulatory and business requirements, including, without limitation, tax and insurance regulations.

Factors Relating to our Intellectual Property, Personnel, Technology and Network

•

our ability to adequately protect or enforce our intellectual property rights through litigation or other means, to use our intellectual property free of infringement by third parties, and our ability to avoid infringing others’ intellectual property;

•	the ability of our licensors to avoid infringement claims by third parties;

•	our ability to attract and maintain key and skilled employees, and our ability to provide adequate compensations and incentives for them;

•	product liability claims; and

•

hacking, viruses, spamming and other disruptions by third parties, as well as the risk of illegal game servers, software and hardware systems failures, service interruptions, and the dependability of the internet and telecommunications infrastructure in the PRC.

Factors Relating to our Class A Common Shares

•	major and strategic shareholders, whose interests may differ from those of our other shareholders, substantially changing their holdings of our common shares;

•	the continued volatility of the market price for our common shares;

•	the potential effect of our outstanding senior exchangeable convertible notes on our business, financial position and the market price of our common shares;

•	our status as a foreign private issuer and the regulations applicable to us relating to our foreign private issuer status, as well as our PFIC and investment company status and changes thereto;

•	the potential dilutive effect of any potential issuance of a large number of additional shares that we may make; and

•	risks relating to a shareholder’s ability to enforce its rights against us and our officers and directors since we are a Cayman Islands company.

All forward looking statements contained in this Annual Report are based upon information available to management as of the date of this Annual Report, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Annual Report. We assume no obligation to update or alter the forward-looking statements made herein whether as a result of new information, future events or otherwise. You should read these statements in conjunction with the risk factors disclosed under in Item 3.D., Key Information, Risk Factors in this Annual Report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data of CDC and our subsidiaries should be read in conjunction with the consolidated balance sheets as of December 31, 2004, 2005 and 2006 and the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended and the notes thereto, together referred to as the Consolidated Financial Statements, included in Item 18, Financial Statements, and the information included in Item 5, Operating and Financial Review and Prospects. The Consolidated Financial Statements have been prepared and presented in accordance with US GAAP.

In June 2007, we amended and restated our Annual Report on Form 20-F for the year ended December 31, 2005, to restate our consolidated financial statements and notes related thereto for the years ended December 31, 2003, 2004 and 2005, and provide separate financial statements and notes related thereto of Equity Pacific Limited, its subsidiaries and its variable interest entity. Please see our recently filed Annual Report on Form 20 – F/A for additional information related to the aforementioned restatements.

All historical amounts relating to our financial information for the years ended December 31, 2003, 2004 and 2005 refer to such amended and restated amounts.

We currently report operating results in five business segments, “Software,” “Business Services,” “CDC Games,” “Mobile Services and Applications” and “Internet and Media”. During 2005 we reorganized our business into two core business units, CDC Software and China.com, and during 2006 we further reorganized our business to add a third core business unit, CDC Games. The operations of Software and Business Services are included in the CDC Software business unit, the operations of CDC Games are included in the CDC Games business unit and the operations of Mobile Services and Applications and Internet and Media are included in the China.com Inc business unit in all years presented. See “Note 28 – Segment Information” in Item 18, Financial Statements for additional disclosure of segment information.

In addition, during 2004 and 2005, we discontinued the operations of certain of our subsidiaries. The operating results of the discontinued operating units were retroactively reclassified as a Loss from operations of discontinued subsidiaries, net of tax, in all periods presented in this Annual Report.

The following selected consolidated financial data of CDC and our subsidiaries is derived from our audited financial data, after adjustment for the reclassification of discontinued operations and segment reporting and the amendment and restatement of our financial statements for the years ended December 31, 2004, 2005 and 2006.

CONSOLIDATED INCOME STATEMENT DATA:	Year ended December 31,
	(in thousands, except share and per share data)
	2002	2003	2004	2005	2006
Revenues:
CDC Software	$16,332	$53,368	$150,575	$201,490	$240,821
China.com	6,468	24,483	31,877	43,384	41,926
CDC Games	—	—	—	—	26,780

	22,800	77,851	182,452	244,874	309,527

Cost of Revenues:
CDC Software	(6,828)	(32,899)	(74,801)	(95,238)	(119,732)
China.com	(4,197)	(6,209)	(7,916)	(18,711)	(17,099)
CDC Games	—	—	—	—	(10,631)

	(11,025)	(39,108)	(82,717)	(113,949)	(147,462)

Gross profit	11,775	38,743	99,735	130,925	162,065

Selling, general and administrative expenses	(22,307)	(31,606)	(80,326)	(100,549)	(125,500)
Research and development expenses	—	—	(13,825)	(22,605)	(19,981)
Depreciation and amortization expenses	(9,015)	(6,829)	(8,919)	(9,937)	(10,976)
Restructuring expenses	—	—	(3,760)	(1,667)	(1,974)

Total operating expenses	(31,322)	(38,435)	(106,830)	(134,758)	(158,431)

Operating income (loss)	(19,547)	308	(7,095)	(3,833)	3,634

Interest income	23,631	13,412	9,654	8,156	10,680
Interest expense	(2,461)	(1,070)	(1,895)	(1,257)	(3,038)
Gain (loss) on disposal of available-for-sale securities	(163)	4,599	167	525	344
Gain (loss) on disposal of subsidiaries and cost investments	(66)	(1,263)	892	483	3,087
Other non-operating gains	508	934	—	—	—
Other non-operating losses	(288)	(143)	—	—	531
Impairment of cost investments and available-for-sale securities	(5,351)	—	(1,362)	—	—
Share of income (losses) in equity investees(1)	682	(124)	(468)	(1,172)	976

Total other income	16,492	16,345	6,988	6,735	12,580

Income (loss) before income taxes	(3,055)	16,653	(107)	2,902	16,214
Income tax benefit (expenses)	162	448	(3,375)	(4,957)	(3,062)

Income (loss) before minority interests	(2,893)	17,101	(3,482)	(2,055)	13,152
Minority interests in losses (income) of consolidated subsidiaries	248	(2,257)	(925)	(1,409)	(2,312)

Income (loss) from continuing operations	(2,645)	14,844	(4,407)	(3,464)	10,840
Discontinued operations:
Loss from operations of discontinued subsidiaries, net of tax	(16,131)	(1,203)	(610)	(47)	—
Gain (loss) on disposal/dissolution of discontinued subsidiaries, net	545	2,127	(950)	(3)	—

Net income (loss)	$(18,231)	$15,768	$(5,967)	$(3,514)	$10,840

Basic and diluted earnings (loss) per share from continuing operations(2)	$(0.03)	$0.14	$(0.04)	$(0.03)	$0.10
Basic and diluted earnings (loss) per share(2)	$(0.18)	$0.15	$(0.06)	$(0.03)	$0.10
Weighted average number of shares:
Basic	102,269,735	100,532,594	105,898,392	111,085,657	107,950,544
Diluted	102,269,735	103,199,421	105,898,392	111,085,657	109,079,391

(1)	The term “equity investees” refers to CDC’s investments in which it has the ability to exercise significant influence (generally 20% to 50% owned investments).
(2)	The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s warrants for 2002 and 2003 and its stock options for 2002, 2004, and 2005 because their inclusion would have been antidilutive due to the required two class method of fully diluted per share used by the company. 2,263,642 weighted average shares related to the convertible notes were not included in the 2006 diluted earnings per share calculation because to do so would have been antidilutive.

CONSOLIDATED BALANCE SHEET DATA:	As of December 31,
	(in thousands, except share data)
	2002	2003	2004	2005	2006
Cash and cash equivalents	$33,153	$55,508	$110,206	$93,719	$223,548
Restricted cash	109	238	3,886	1,886	1,996
Available-for-sale debt securities(3)	320,056	282,145	104,159	115,881	126,446
Restricted available-for-sale debt securities(4)	151,123	19,803	75,780	32,270	—
Restricted held-to-maturity debt securities(5)	—	—	—	—	30,504
Available-for-sale equity securities	2,050	—	527	659	3,532
Bank loans(6)	127,384	26,826	63,781	26,249	18,991
Working capital(7)	340,476	270,451	177,602	75,447	240,926
Convertible notes	—	—	—	—	161,859
Embedded derivatives related to convertible notes	—	—	—	—	5,786
Total assets	580,957	553,074	693,871	633,032	857,591
Common stock	25	25	28	28	28
Total shareholders’ equity	377,700	395,701	449,976	446,498	454,829

(3)	Available-for-sale debt securities includes short and long-term available-for-sale debt securities.
(4)	Restricted available-for-sale debt securities include short and long-term restricted debt securities.
(5)	Restricted held-to-maturity debt securities include short-term restricted debt securities.
(6)	Bank loans include short and long-term bank loans.
(7)	Working capital represents current assets less current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with other information included or incorporated by reference in this Annual Report in your decision as to whether or not to invest in our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Overall Business

Because our business model and strategy have evolved, we lack experience and have a limited operating history in our new markets and we may not be successful in meeting the needs of customers in these markets. Our operating results could fall below expectations, resulting in a decrease in our stock price.

We began in June 1997 as a pan-Asian integrated Internet company. Our business model and strategy has evolved with a new focus and goal to be a global company focused on enterprise software and business services through our CDC Software business unit, on online games through our CDC Games business unit and on mobile applications and internet and media services through our China.com business unit. You will not be able to evaluate our prospects solely by reviewing our past businesses and results, but should consider our prospects in light of the changes in our business focus. Each of our targeted markets is rapidly changing, and we may not successfully address the challenges in our new lines of business or adapt our business model and strategy to meet the needs of customers in these markets. If we fail to modify our business model or strategy to adapt to these markets, our business could suffer.

We have incurred losses in prior periods, may incur losses in the future and cannot provide any assurance that we can achieve or sustain profitability.

We have incurred operating losses and net losses in each of our last 5 fiscal years (except for fiscal years 2003 and 2006) as follows:

	2002	2003	2004	2005	2006
	(in thousands)
Operating loss	$(19,547)	$308	$(7,095)	$(3,833)	$3,635
Net income (loss)	$(18,231)	$15,768	$(5,967)	$(3,514)	$10,840

Our operating losses and net losses may increase in the future, and we may not sustain operating profitability or net profitability. We may continue to incur operating losses and post net losses in the future due to several factors, including:

•	planned acquisition activities related to the growth and development of our three core business units, CDC Software, CDC Games and China.com;

•	continuing effects of acquisition-related adjustments including intangible asset amortization, stock compensation and deferred tax expense;

•

a high level of planned operating expenditures, including costs we expect to incur as a result of our ongoing efforts to comply with the regulations promulgated under the Sarbanes-Oxley Act of 2002; and

•	increased investment activities related to our new businesses as we seek to achieve organic growth, which may include:

•	increased sales and marketing costs; and

•	greater levels of product development expenses.

In addition, while, from time to time, we experienced sequential quarterly increases in revenues, we cannot be certain that revenue growth will occur or continue in the future. We may see a reversal of any sequential growth in quarterly revenues due to several factors, including:

•	any decisions to dispose of business units, subsidiaries, products or services which we no longer believe to be central to our new business model and strategy, which would decrease our revenue base;

•

a substantial portion of our software license revenue is recognized in the last month of a quarter, and often in the last weeks or days of a quarter, which may result in increased volatility in quarterly revenues if customers decide to defer or cancel orders or implementations, particularly large orders or implementations, from one quarter to the next;

•

the delay of new software product releases which can result in a customer’s decision to delay execution of a contract or, for contracts that include the new software release as an element of the contract, will result in deferral of revenue recognition until such release;

•

the imposition of penalties, such as a temporary suspension of service, for violation of current or future Chinese laws, rules or regulations regarding Internet related services and telecom related activities, such as that experienced by our Go2joy subsidiary during 2004 and one of our mobile services and applications units, Shenzhen KK Technology Ltd., in 2006;

•	the potential or actual loss of key clients and key personnel;

•	our failure to increase market awareness of our company, our brands and our products and services; and

•	a slowdown in the U.S., European, Asian and/or other economic markets.

These factors could also adversely affect our ability to achieve or sustain profitability. We may not generate sufficient revenue to achieve or sustain profitability, or that we can sustain or increase profitability on a quarterly or annual basis. Even though our revenue is difficult to predict, we base our decisions regarding our operating expenses on anticipated revenue trends. Many of our expenses are relatively fixed, and we cannot quickly reduce spending in response to lower revenue growth than expected. As a result, revenue shortfalls could result in significantly lower income or result in a greater loss than anticipated for any given period, which could result in a decrease in our stock price. If revenue does not meet our expectations, or if operating expenses exceed what we anticipate or cannot be reduced accordingly, our business, results of operations and financial condition will be materially and adversely affected.

As part of our reorganization into three core business units, we may incur future restructuring costs and increase our potential liabilities as we continue to transition the financial and administrative functions of our business units.

During 2005 we reorganized our business into two core business units, CDC Software and China.com, and during 2006 we further reorganized our business to add a third core business unit, CDC Games. As part of these reorganizations we initiated a series of restructurings of our operations involving, among other things, the reduction of overlapping personnel predominately from our Hong Kong office in financial and administrative functions and the transition of those financial and administrative functions to our business units, particularly to our operations in Atlanta, Georgia. As we continue with this transition, we need to ensure that all operational, managerial and financial controls, procedures and policies are fully and completely transitioned. Significant risks relating to this transition could cause us to continue to incur costs and potential liability which may outweigh the benefits of these restructurings. The failure to successfully transition our financial and administrative functions to our business units could materially and adversely affect our business and financial condition.

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

As a key component of our business and growth strategy, we have acquired and invested in, and intend to continue to acquire and invest in, companies and assets that we believe will enhance our business model, revenue base, operations and profitability, particularly relating to our strategy in enterprise software, business services, online games and mobile services. Our acquisitions and investments have resulted in, and will continue to result in, the use of significant amounts of cash, the incurrence of debt, dilutive issuances of our common shares and amortization expenses related to certain intangible assets, each of which could materially and adversely affect our business, results of operations and financial condition.

Our continued international acquisitions and investments may expose us to additional regulatory and political risks, and could negatively impact our business prospects.

Our expansion throughout international markets exposes us to the following risks, any of which could negatively impact our business prospects:

•	adverse changes in regulatory requirements, including export restrictions or controls;

•	potentially adverse tax and regulatory consequences;

•	differences in accounting practices and investment requirements;

•	different cultures which may be relatively less accepting of our business;

•	difficulties in staffing and managing operations;

•	differences and inconsistencies in legal interpretations, laws, rules and regulations;

•	greater legal uncertainty and difficulty in complying with such laws and regulations;

•	tariffs and other trade barriers;

•	changes in the general economic and investment climate affecting valuations and perception of our business sectors;

•	political instability and fluctuations in currency exchange rates; and

•	different seasonal trends in business activities.

During each of 2003, 2004 and 2006, we depended more on acquisitions for our increase in revenues than the organic growth of our businesses. We may not be successful in increasing our revenues through organic growth or through acquisitions and may lose our investment if we do not successfully integrate the businesses we acquire.

•

During 2003, our acquisitions included the acquisition of Praxa, an Australian information technology outsourcing and professional services organization; the acquisition of Palmweb Inc. which operates Newpalm, a provider of mobile services and applications in China; and the acquisition of IMI, an international provider of software to the supply chain management sector principally in Europe and the United States.

•

During 2004, our acquisitions included the acquisition of Pivotal Corporation, or Pivotal, a customer relationship management (CRM) company focused on mid-sized enterprises; the acquisition of Group Team Investments Limited, which holds Beijing He He Technology Co. Ltd. which operates Go2joy, a mobile services and applications provider based in Beijing, China; and the acquisition of Ross Systems, Inc., or Ross, an ERP company focused on the food and beverage, life sciences, chemicals, metals and natural products industries.

•

During 2006, our acquisitions included a number of enterprise software and business solutions companies, including: c360 Solutions, Inc., a provider of add-in products and development tools for Microsoft Dynamics CRM platform, MVI Holdings Limited, a real-time performance management solutions provider, DB Professionals, Inc., an outsourced IT support and consulting services provider based in Oregon, Vis.align, Inc., an enterprise solutions and IT services provider based in Pennsylvania and OST International, an outsourced IT support and consulting services provider based in Illinois.

Between 2003 and 2004, our consolidated net revenues increased 134%, or approximately $104.6 million, from $77.9 million in 2003 to $182.5 million in 2004 primarily due to the acquisitions of Ross, Pivotal, and Go2joy, as well as the inclusion of a full year of results from acquisitions made in 2003. Between 2004 and 2005, our consolidated net revenues increased 34%, or approximately $62.4 million, from $182.5 million in 2004 to $244.9 million primarily from the inclusion of Ross, Pivotal and Go2joy for the full year in 2005 and increased sales volumes in certain key products as discussed under the section entitled “Results of Operations” in Item 5 Operating Financial Review and Prospects. Between 2005 and 2006, our consolidated net revenues increased 26.4% or approximately $64.6 million, from $244.9 million in 2005 to $309.5 million in 2006, primarily as a result of acquisition related activities.

Our ability to achieve organic growth in our businesses is subject to a number of risks and uncertainties, including the following:

•	our investments in sales and marketing, research and development and personnel training could require significant resources and may not ultimately prove successful in generating organic growth;

•	we may not be successful in introducing our products and services into new markets, such as the emerging markets, including China and India, targeted by our Enterprise Software Group; and

•

our strategy to sell new products to our existing customer base, which has expanded through acquisitions, may not be successful or as profitable as we expect. Our customers sometimes do not find our other enterprise software applications to be as attractive. In addition, the revenues generated are often less than that of an independent third-party software supplier. The lower revenues are the result of the customer viewing the purchase of the cross-sold software product as only a module to its existing enterprise software solution, rather than a complete stand-alone software product and, therefore, being less willing to pay the full market price for the product than if the sale had been made by an independent third party.

Although we have experienced revenue growth in the past, primarily due to acquisitions, if we are unable to achieve organic growth in our businesses, there will be a material and adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to achieve organic growth in our business.

From 2004 to 2006, we expanded our operations rapidly, both in size and scope, through acquisitions, and during 2007 and in the future need to integrate, manage and protect our interests in the businesses we acquire. We may experience difficulties in integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of our acquired businesses individually and cumulatively, and may need to reorganize or restructure our operations to achieve our operating goals. This may include creating or retaining separate units or entities within each of our operating segments. Our failure to integrate and manage our acquired businesses successfully could delay the contribution to profit that we anticipate from these acquisitions, and could have a material adverse effect on our business, results of operations and financial condition.

We intend to continue to evaluate and pursue strategic acquisitions. We may incur significant costs in our efforts to engage in strategic transactions and these expenditures may not result in successful acquisitions. Furthermore, we may be unable to integrate our past or future acquisitions successfully, which could result in increased costs, divert management’s attention and materially and adversely affect our business, results of operations and financial condition.

We intend to continue to evaluate and pursue strategic acquisitions that can, among other things, broaden our customer base, provide enhanced geographic presence and provide complementary technical and commercial capabilities.

We believe that attractive acquisition candidates currently exist in our target markets for each of our business segments, and we continuously consider a number of transactions, some of which would be material to our operations and financial condition if consummated. Our ability to complete future acquisitions depends upon a number of factors that are not entirely within our control, including our ability to identify suitable acquisition candidates, negotiate acceptable terms, conclude satisfactory agreements and secure financing. We may incur significant costs arising from our efforts to engage in strategic transactions and these expenditures may not result in the successful completion of acquisitions.

We also may be unable to integrate our past or future acquisitions successfully. In order to realize the benefits anticipated from each acquisition, we need to conform the operational, managerial and financial controls, procedures and policies between our corporate headquarters and the businesses we have acquired, which may divert management’s attention, increase transaction costs and reduce employee morale. Our ability to integrate past and future acquisitions is subject to a number of risks, including:

•	our inability to retain and integrate key employees and manage employee morale;

•	our inability to integrate or combine different corporate cultures;

•	our inability to effectively integrate products, research and development, sales, marketing, accounting and finance functions and other support operations;

•	our inability to maintain focus on our day-to-day operations;

•	the discovery of unanticipated liabilities or other contingencies that we did not identify during the course of our due diligence investigations;

•	potential claims filed by terminated employees or contractors; and

•	our inability to adapt to local market conditions and business practices.

We could be prevented from, or significantly delayed in, achieving our strategic goals if we are unable to complete strategic transactions or successfully integrate acquired businesses. Our failure to complete strategic transactions or to integrate and manage acquired businesses successfully may materially and adversely affect our business, results of operations and financial condition.

Rapid growth and a rapidly changing operating environment strain our limited resources.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As the demands of our customers change and if our business continues to expand, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our products and services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

•	adapt our products and services and maintain and improve the quality of our products and services;

•	continue training, motivating and retaining our existing employees and attract and integrate new employees; and

•	develop and improve our operational, financial, accounting and other internal systems and controls.

We have identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2005 and 2006. If we are unable to remediate the material weaknesses in our internal control over financial reporting, our ability to report timely and accurate financial information could be materially and adversely affected.

After we filed our Annual Report on Form 20-F for the year ended December 31, 2005, we identified errors in our previously filed consolidated financial statements and concluded that our financial statements for the years ended December 31, 2005, 2004 and 2003 included in our 20-F should be restated. We filed an amendment to our Form 20-F for the year ended December 31, 2005 with the Securities and Exchange Commission in July 2007.

In connection with our restatement, we also reevaluated our disclosure controls and procedures. This evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, to assess the effectiveness of the design and operation of our disclosure controls and procedures (as defined under the Exchange Act). Based on that evaluation, our management, including our CEO and CFO, concluded that our internal controls and disclosure controls and procedures were not effective as of December 31, 2005, 2004 and 2003 because of material weaknesses in our internal controls over financial reporting. As of the date hereof, these material weaknesses remain outstanding and management has further concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2006.

A material weakness is defined as a significant deficiency or a combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected by our personnel in the normal course of performing their assigned functions. We have identified material weaknesses relating to insufficient resources with the appropriate level of expertise in the accounting and finance organizations to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. We believe that these control deficiencies resulted primarily from a lack of senior accounting and finance personnel.

Since 2006, we have implemented, or plan to implement, certain measures to remediate the identified material weaknesses and to enhance our internal control over financial reporting processes.

Although we believe that our remediation actions represent ongoing improvement measures, we cannot assure you that our remediation plans will be effective in correcting our material weaknesses. These material weaknesses were not fully remediated as of December 31, 2006, and we have not yet tested and implemented all of our remedial actions and measures. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent accounting firm will agree with our assessment that such deficiencies have been fully remediated, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, and such conclusion could negatively impact the trading price of our class A common shares.

Several of our products and services are quite disparate and have very different uses and functionalities, and it is difficult to discern significant synergies between and among them, which limits the amount of integration, cost savings and cross-selling we may be able to achieve among our business segments.

We are a global company focused on enterprise software through our CDC Software business unit, on online games through our CDC Games business unit and on mobile applications and internet and media services through our China.com business unit. Several of our products and services are quite disparate and have very different uses and functionalities. As such, it is difficult to discern significant synergies between and among some of our business segments. For example, our Software segment focuses on delivering enterprise software applications and related services around the world for enterprise resource planning, supply chain management, customer relationship management, order management systems, human resource management and business intelligence. Our Online Games segment focuses on operating online games for the China market. Our Mobile Services and Applications segment focuses upon providing popular news and mobile applications services targeting the consumer market in China through wireless services such as short message service, multimedia message service, wireless application protocol and interactive voice response. Because our segments are quite distinct, there may be limits to the amount of integration, cost savings and cross-selling we may be able to achieve among our business segments.

While as of December 31, 2006, we had cash and cash equivalents of $223.5 million and total debt securities of $152.7 million, much of this cash balance is held at our China.com subsidiary, and we have limited ability to use these funds for our benefit or our other subsidiaries outside of the China.com chain of subsidiaries.

As of December 31, 2006, we had cash and cash equivalents of $223.5 million and total debt securities of $152.7 million. Of such amounts, $87.3 million of the cash and cash equivalents and $97 million of the total debt securities are held at China.com. China.com is a 77% owned subsidiary of ours listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to all of the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and debt securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as a 77% shareholder of China.com or a related party inter-company loan or similar transaction from China.com which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents and debt securities balance to us at the parent entity level, or to use the amounts of cash, cash equivalents and securities balance for the benefit of entities other than China.com and its subsidiaries.

We have significant fixed operating expenses, which may be difficult to adjust in response to unanticipated fluctuations in revenues, and therefore could have a material adverse effect on our operations.

A significant part of our operating expenses, particularly personnel, rent, depreciation and amortization, are fixed in advance of any particular quarter. As a result, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, our engagements may cause significant variations in operating results in any particular quarter and could have a material adverse effect on operations for that quarter. In the near-term, we believe our costs and operating expenses may increase in certain areas as we fund new initiatives and continue to pay for costs related to compliance with the Sarbanes-Oxley Act of 2002, mergers and acquisitions and other corporate initiatives we may undertake. Although we intend to strive to keep our costs and operating expenses in the near-term to a level that is in line with our expected revenue, we may not be able to increase our revenue sufficiently to keep pace with any growth in expenditures.

Because we rely on local management for many of our localized CDC Software, CDC Games and China.com businesses, our business may be adversely affected if we cannot effectively manage local officers or prevent them from acting in a manner contrary to our interests or failing to act at our direction.

In connection with our strategy to develop our enterprise software products and services through our CDC Software business unit, online games through our CDC Games business unit and mobile applications and internet and media services through our China.com subsidiary, we have interests in companies in local markets where we have limited experience with operating assets and businesses in such jurisdictions, including enterprise software companies in the United States, Canada and Europe, business services companies in Australia, Korea and the U.S. and online games and mobile services and applications companies in the PRC. As a result, we rely on our local management and have limited oversight over these persons. If we cannot effectively manage our local officers and management, or prevent them from acting in a manner contrary to our interests or failing to act at our direction, these problems could have a material adverse effect on our business, financial condition, results of operations and share price.

We are exposed to potential risks of noncompliance with rules and regulations under Section 404 of the Sarbanes-Oxley Act of 2002.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, management is required to conclude on the effectiveness of internal controls over financial reporting for the fiscal year ending on or after December 31, 2006 as part of our Annual Report on Form 20-F. Our independent registered accounting firm is required to attest to, and report on, management’s assessment of the design and effectiveness of our internal controls as part of our Annual Report beginning with the fiscal year ending on or after December 31, 2007.

Under the supervision of, and with the participation of our management, we are continuing to evaluate and improve our internal controls in order to allow our registered independent public accounting firm to attest to, our internal controls, as required by Section 404. For the year ended December 31, 2006, management performed the system and process evaluation and testing required to complete management’s certification of internal control over financial reporting. We continue this process in 2007 in an effort to comply with the management certification and auditor attestation requirements of Section 404 for the year ended December 31, 2007. As a result, we have incurred, and will continue to incur, additional expenses and a diversion of management’s time. If we are not able to meet the requirements of Section 404, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or NASDAQ. In addition, as a result of the evaluation of our internal controls, we have experienced, and continue to experience, material weaknesses in our internal controls over financial reporting, which are required to be publicly-reported. Either of the foregoing could adversely affect our financial results and the market price of our common shares.

If we need to raise additional capital in the future, it may not be available to us on favorable terms, if at all.

We may require additional capital in the future to pursue potential acquisitions or grow our business organically. We intend to meet our capital requirements through a variety of sources, including accessing the capital markets. If we are unable to obtain capital on favorable terms, or if we are unable to obtain capital at all, it could have a material and adverse effect on our business, results of operations and financial condition.

Risks Relating to Our International Operations

A large part of our business is international and, as a result, there are a number of factors beyond our control associated with international operations that could materially and adversely affect our business, results of operations and financial condition.

Approximately 58% and 57% of our total revenues in 2005 and 2006, respectively, were derived from customers outside of North America. We anticipate that revenues from customers outside the United States will continue to account for a significant portion of our total revenues in the future, particularly as we intend to expand into targeted emerging markets, such as the PRC. Our operations outside the United States are subject to additional risks, including:

•	changes in or interpretations of U.S. or foreign law that may materially and adversely affect our ability to sell our products, perform services or repatriate profits to the United States;

•	the imposition of tariffs;

•	hyperinflation or economic or political instability in foreign countries;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	conducting business in places where business practices and customs are unfamiliar and unknown or prohibited by applicable law;

•	the imposition of restrictive trade policies, including changes in export restrictions;

•	worldwide political conditions;

•	the imposition of inconsistent laws or regulations;

•	the imposition or increase of investment requirements and other restrictions by foreign governments;

•	difficulty in staffing and managing our operations;

•	different seasonal and other trends in business activities;

•	longer collection cycles for accounts receivable;

•	uncertainties relating to foreign laws and legal proceedings;

•	having to comply with a variety of U.S. laws, including the Foreign Corrupt Practices Act;

•

having to comply with U.S. export control regulations and policies that restrict our ability to communicate with non-U.S. employees and supply foreign affiliates and customers with products and services; and

•	adverse determinations or findings by applicable export control authorities restricting our ability to export goods and services.

A change in currency exchange rates could increase our costs relative to our revenues.

Our revenues, expenses and liabilities are denominated in a number of currencies, including Australian dollars, British pounds, Canadian dollars, Euros, Renminbi, South Korean won, Swedish Kronas and U.S. dollars. However, our financial results are reported in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

Global events beyond our control may disrupt our operations and harm our business, results of operations and financial condition.

Our business may be materially and adversely affected by a war, terrorist attack, third-party acts, natural disaster or other catastrophe. Such a catastrophic event could have a direct negative impact on us, our customers, the financial markets or the overall economy. It is impossible to fully anticipate and protect against all potential catastrophes. A security breach, criminal act, military action, power or communication failure, flood, hurricane, severe storm or the like could lead to service interruptions, data losses for customers, disruptions to our operations, or damage to our facilities, and could reduce acceptance and reliance on our products. Any of these could have a material and adverse effect on our business, results of operations and financial condition. In addition, we may incur costs in repairing any damage or other liabilities beyond our applicable insurance coverage.

Risks Relating to Our Enterprise Software Group

Our strategy of developing and acquiring products for specific industry segments, or targeted vertical industries, may not be successful, which could materially and adversely affect our business, results of operations and financial condition.

Our strategy at CDC Software focuses on the development of industry-specific enterprise software applications. This strategy may not be successful due to numerous risks and uncertainties, including the following:

•	companies in our targeted vertical industries may not select our products;

•

many of our targeted vertical industries are subject to their own economic cycles, regulatory considerations and other factors beyond our control. For example, the homebuilding and real estate vertical industry is sensitive to interest rate movements and the healthcare vertical industry is subject to significant governmental regulations;

•	some of our products have only been recently introduced, so they have neither a significant installed base of users nor significant recognition in their targeted vertical industry;

•	development of industry-specific products is time-consuming and requires significant expertise;

•	we may experience difficulty in recruiting sales, business and technical personnel who have experience in a particular targeted vertical industry;

•	due to resource constraints, we have a limited number of developers who can focus on product development for our targeted vertical industries; and

•

if we decide to devote our limited resources to a targeted vertical industry, such as by dedicating a sales representative to a particular market, then that resource may not be available to focus on sales to our other targeted vertical industries.

If this strategy of developing products for specific vertical industries is not successful, our business, results of operations and financial condition will be materially and adversely affected.

Our failure to successfully develop, introduce, market or sell new products or adopt new technology platforms could have a material and adverse effect on our business, results of operations and financial condition.

The enterprise software applications market is characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements that may render existing products and services obsolete.

While we continually seek to expand and refresh our product offerings to include newer features, products, technologies and standards, and enter into agreements allowing the integration of third-party technology into our products, we may not be able to compete effectively or respond to rapid technological changes in our industry. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to, risks concerning:

•	product quality, including the possibility of software defects, which could result in claims against us or the inability to sell our software products;

•	the fit of the new products and features with a customer’s needs;

•	the need to educate our sales, marketing and consulting personnel to work with the new products and features, which may strain our resources and lengthen sales cycles;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of research or assumptions about the nature and extent of customer demand.

In addition, we may need to adopt newer technology platforms for our enterprise software products as older technologies become obsolete. We may not be successful in making the transition to new technology platforms for our products in the future. We may be unable to adapt to the new technology, may encounter errors resulting from a significant rewrite of the software code for our products or may be unable to complete the transition in a timely manner. In addition, as we transition to newer technology platforms for our products, our customers may encounter difficulties in the upgrade process, delay decisions about upgrading our products or review their alternatives with another supplier or competitor. Any of these risks could materially and adversely affect our business, results of operations and financial condition.

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient offsetting or resulting revenues, and our business and operating results could be materially and adversely affected. In 2006, our research and development expense was $20.0 million, or approximately 6.5% of our total consolidated net revenues. In addition, as we or our competitors introduce new or enhanced products, the demand for our older products and older versions of such products is likely to decline. If we are unable to provide continued improvements in the functionality of our older products or move customers with our older products to our newer products, maintenance and license revenues from older products may decline, which could have a material and adverse effect on our business, results of operations and financial condition.

We may not receive significant revenues from our research and development efforts for several years.

Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. In 2006 our research and development expense was $20.0 million or approximately 6.5% of our total consolidated net revenues. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

Revenues from our Enterprise Software Group fluctuate significantly from quarter to quarter, which may cause volatility in our business, results of operations and financial condition and the trading price of our Class A common shares.

During 2004, 2005 and 2006, our Enterprise Software Group, accounted for 59%, 65% and 57%, respectively, of our total revenues. Our Enterprise Software Group together with our Business Services Group comprises our CDC Software Business Unit.

In addition, many factors have caused, and may continue to cause, revenues from our Enterprise Software Group to fluctuate significantly, including:

•

the practice of recognizing a substantial portion of our software license revenues in the last month of a quarter, and often in the last weeks or days of a quarter, which may result in increased volatility in quarterly revenues if customers decide to defer or cancel orders or implementations, particularly large orders or implementations, from one quarter to the next;

•	the gain or loss of any significant customer;

•	the number, timing and significance of new product announcements and releases by us or our competitors;

•

our ability to acquire or develop products, independently or through strategic relationships with third parties, or introduce and market new and enhanced versions of our products on a timely basis, which may result in a customer delaying the execution of a contract or, for contracts that include a new software release as an element of the contract, the deferral of revenue recognition until such release;

•	shipment rescheduling or delays;

•	reductions in the historical rate at which opportunities in our pipeline convert into license agreements;

•

patterns of capital spending and changes in budgeting cycles by our customers. For example, in 2001 and continuing through most of 2003, capital spending for enterprise software applications was negatively impacted by challenging economic conditions in the United States, Europe and Asia;

•	market acceptance of new and enhanced versions of our products;

•	changes in the pricing and the mix of our products and services;

•	seasonal variations in our sales cycle;

•	the level of product and price competition;

•	exchange rate fluctuations; and

•	changes in personnel and related costs.

In addition, we expect that a substantial portion of our enterprise software application revenues will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and if they are not renewed, the timing of cash collections from related revenues will vary from quarter to quarter, which could materially and adversely affect our business and results of operations.

Some customers are reluctant to make large purchases before they have had the opportunity to evaluate the performance of our software applications in their business and opt to purchase our products in stages or subject to certain conditions. Additional purchases, if any, may follow only if the software performs as expected. To the extent the number of customers who opt to purchase in stages or subject to conditions remains significant or increases, our revenues could be materially and adversely affected.

We have been increasingly moving software development capabilities for our enterprise software applications to India and China, which subjects us to several risks that may affect our business, results of operations and financial condition.

We have been increasingly moving software development capabilities for our enterprise software applications to India and China. We have established a CRM-focused software development center in Bangalore, India and an ERP and SCM-focused software development center in Shanghai, China. Such off-shoring subjects us to various risks, including the following:

•	inability to hire sufficient qualified programmers and developers in these markets;

•

risks associated with turnover of programmers and developers, particularly where we have devoted significant time and resources to train such persons to be familiar with our enterprise software applications;

•

challenges due to the need to remotely manage developers and programmers in India and China, particularly when the persons most familiar with the needs of the customer and the desired new functionality and features are not located in India and China;

•	language and other communications barriers, particularly with software development in China; and

•	time zone differences, which make communicating with persons in India and China more difficult.

If we are unable to successfully grow our direct and indirect sales channels, our ability to organically grow our business will be harmed.

To date, we have sold our products primarily through our direct sales force, particularly in North America. Our future revenue growth will depend in large part on recruiting, training and retaining direct sales personnel and expanding our indirect distribution channels. These indirect channels include value-added re-sellers, or VARs, original equipment manufacturers, or OEMs, partners, systems integrators and consulting firms.

We may experience difficulty in recruiting and retaining qualified sales personnel and in establishing third-party relationships with VARs, OEMs, partners, systems integrators and consulting firms, in part because our products are designed for certain targeted vertical industries, which means we seek persons with significant experience and expertise in these markets who may be difficult to locate and retain. If we are unable to successfully grow our direct and indirect sales channels, our ability to organically grow our business will be harmed. In addition, we are exposed to the risk that the third parties through which we indirectly sell our products and services will not devote sufficient time, attention and resources to learning our products, markets and potential customers, which could materially and adversely affect our reputation and the reputation of our products in the market.

The market for enterprise software applications and services is highly competitive, and any failure by us to compete effectively in such market could have a material and adverse effect on our business, results of operations and financial condition.

The business information systems industry in general, and the enterprise software industry in particular, are highly competitive and subject to rapid technological change. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, larger technical staffs and a larger installed customer base than we do. A number of companies offer products that are similar to our products and target the same markets as we do. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and devote greater resources to the development, promotion and sale of their products than we can. Furthermore, because there are relatively low barriers to entry in the software industry, we expect additional competition from other established and emerging companies. Such competitors may develop products and services that compete with our products and services or may acquire companies, businesses and product lines that compete with us. It is also possible that competitors may create alliances and rapidly acquire a significant market share. Accordingly, our current or potential competitors may develop or acquire products or services comparable or superior to those that we develop, combine or merge to form significant even more competitors or adapt more quickly than we can to new technologies, evolving industry trends and changing customer requirements. Competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our strategy in this market. If we are unable to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.

Our major competitors include:

•

enterprise resource planning, or ERP, providers, including Epicor, Infor Global Solutions, Microsoft Corporation, Oracle/Peoplesoft, QAD, Inc., SAP AG, Sage Group and various local providers in the Greater China market such as FlexSystem Holdings Ltd., Kingdee International Software Group Company Limited and UFIDA Software Co. Ltd.;

•

customer relationship management, or CRM, providers, including Chordiant Software, Inc., Infor Global Solutions, Microsoft Corporation, Onyx Software Corporation, Oracle/Peoplesoft, Salesforce.com, SalesLogix (part of Best Software/Sage Group plc), SAP AG and Siebel Systems, Inc.;

•	supply chain management, or SCM, providers, including Aspen Technologies, i2 Technologies, Inc., Infor Global Solutions, Logility Inc., Manhattan Associates and Manugistics Group, Inc.;

•

human resource management, or HRM, providers, including Oracle/Peoplesoft, SAP AG, and various local providers in the Greater China market, including BenQ Group, Cityray Technology (China) Ltd., Kingdee International Software Group Co., Ltd., Shanghai Kayang Information System Co., Ltd., Strategy Software Systems Co., Ltd, UFIDA Software Co. Ltd. and Vanguard Software Corporation;

•	business intelligence, or BI, providers, including Business Objects SA, Cognos, Inc., Hyperion, Inc. and SAS Institute, Inc.; and

•

information technology consulting and outsourcing service providers including Accenture Ltd., Cambridge Technology Partners Inc., Cap Gemini, Electronic Data Systems Corporation, IBM Global Services, Infosys Technologies, Wipro Ltd., and various niche local service providers specializing in IT outsourcing services.

Many of these companies are well funded with long operating histories of profitable performance. They possess a number of tangible strengths and advantages, including high quality client lists and high numbers of highly qualified staff, complemented by extensive operating infrastructures. The principal competitive factors in the market for enterprise software application software include product reputation, product functionality, performance, quality of customer support, size of installed base, financial stability, corporate viability, hardware and software platforms support, price, and timeliness of installation.

Our ability to sell our products is highly dependent on the quality of our service and support offerings, and our failure to offer high-quality service could have a material adverse effect on our ability to market and sell our products.

Our customers depend upon our customer service and support staff to resolve issues relating to our products. High-quality support services are critical for the successful marketing and sale of our products. If we fail to provide high-quality support on an ongoing basis, our customers may react negatively and we may be materially and adversely affected in our ability to sell additional products to these customers. This could also damage our reputation and prospects with potential customers. Our failure to maintain high-quality support services could have a material and adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Business Services Group and the Professional Services Provided by Our Enterprise Software Group

Because most of our business services contracts can be cancelled with limited notice and without significant penalty, we could suffer a significant loss of business service revenues if our clients were to unexpectedly terminate their contracts.

The standard terms for many of our business services contracts include an up-front payment of a relatively low percentage of the total fee of the contract with the balance of the payments subject to our achieving specific milestones and deliverables. We generally do not require collateral for accounts receivable, and generally, final payments are not due until completion of successful user acceptance testing. In addition, most of our business services contracts can be cancelled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues, additional expenses for redeployment of staff and resources that were allocated to the terminated engagement, and underutilized employees and resources. Any unexpected cancellations or significant reductions in the scope of any of our large business services projects could have a material and adverse effect on the business of our business services companies, particularly those companies that depend upon a relatively small number of key clients for a substantial portion of their revenues. Should any of those key clients unexpectedly terminate their contracts for our services, we may suffer a significant loss of revenues for such companies which, in turn, could have a material and adverse effect on our business, results of operations and financial condition.

If our Business Services Group fails to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.

Our Business Services Group, which consists primarily of many smaller, regionally-focused subsidiaries that operate primarily in Australia and parts of the United States, faces intense competition. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and marketing resources than we do. We also face competition from many of the large Asia/Pacific-based outsourcing firms. Any of our present or future competitors may provide services that provide significant performance, price, creative or other advantages over those offered by our Business Services Group. We may not be able to compete successfully against our current or future competitors, particularly as markets continue to consolidate, change and mature.

If we fail to accurately estimate the resources and time required for any engagements we enter into on a fixed-price basis, we could experience cost overruns and be subjected to penalties.

A significant portion of our Business Services Group’s engagements consist of individual, non-recurring, short-term projects billed on a fixed-price basis, as distinguished from billing on a time and materials basis. In addition, while most of our professional services engagements associated with the sale and implementation of our enterprise software applications are billed on a time and materials basis, some of our engagements are also contracted on a fixed-price basis. These fixed-price engagements require us, at times, to commit unanticipated additional resources to complete these engagements, which may result, and has in the past resulted, in losses on certain engagements. Clients may also change the scope of the projects on which we are engaged. Our failure to accurately estimate the resources and time required for a particular engagement or to effectively manage client expectations and changes regarding the timing and scope of the services to be delivered could expose us to risks associated with cost overruns and penalties, any of which could have a material and adverse effect on our business, results of operations and financial condition.

Because some of our business services contracts do not have disclaimers of, or limitations on, liability for special, consequential and incidental damages, we may be exposed to potential litigation and liabilities.

A large portion of our service agreements with customers of our Business Services Group do not have disclaimers or limitations on liability for special, consequential and incidental damages, and/or do not have caps on liabilities or have relatively high caps on the amounts our customers can recover for damages. In addition, some of our subsidiaries do not carry professional indemnity or other insurance against liability for any claims or breaches under our customer contracts. If a dispute were to arise with respect to one of these agreements, we would likely be held liable for the obligations of these subsidiaries that do not carry insurance.

Claims relating to our business services contracts have arisen and may arise in the future. Any claim under customer contracts could subject us to litigation and give rise to substantial liability for damages, including special, consequential or incidental damages, that could materially and adversely affect our business, results of operations and financial condition.

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

Risks Relating to Our Online Games Business

Our limited relevant operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.

We commenced the distribution and operation of our first free to play massive multi-player online role playing game, or MMORPG, Yulgang, in July 2005, and plan to commercially launch additional online games in China in the future. In addition, we have launched an open beta program for Special Force, the first free-to-play, pay-for-merchandise FPS (first person shooter) game in China. We also plan to launch Stone Age 2, The Lord of the Rings Online and several additional games. Many of our online games are in the beta test phase or in earlier stages of development. As a result, we have a limited relevant operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including the online game market.

These risks may include our potential failure to:

•	retain existing customers and attract new customers;

•	develop, or acquire additional online games that are appealing to users;

•	anticipate and adapt to rapidly changing consumer tastes and preferences;

•	adapt to competitive market conditions;

•	timely respond to technological changes and challenges or resolve unexpected network interruptions;

•	properly predict the popularity, price and timing of new online games offered by us and our competitors;

•	provide timely upgrades to our games to extend their commercial lifespan;

•	successfully expand our operations within and outside of China;

•	protect the security of our servers and software against hackers;

•	adequately and efficiently operate, upgrade and develop our transaction and service platform;

•	maintain adequate control of our expenses;

•	attract and retain qualified personnel;

•	maintain solid relationships with our developer partners and our distribution customers;

•	diversify our revenues into different genres of games;

•	diversify our revenues reliance across different countries;

•	maintain adequate internal security and controls;

•	find cost effective ways to continue to market existing and new online games;

•	secure and retain the appropriate government licenses associated with each online game;

•	work with our developer partners in continuing to provide content updates to existing games; and

•	work with our developer partners to prevent illegal access and hacking activities to the online games.

If we are unsuccessful in addressing any of the risks listed above, our games and our overall business will be materially and adversely affected.

As we currently depend on one game for almost all of our online games revenue and profits, any adverse developments relating to this game may adversely affect our future results of operations.

More than 95% of our online game revenues and profits are currently derived from one game, Yulgang. We intend to acquire or develop new games in the future. The costs associated with commercializing and developing each new online game are substantial, and the substantial majority of these costs are incurred prior to meaningful revenue generation from the online game. The combination of our current reliance on a single online game and the significant costs associated with commercializing each new online game may cause our results of operations to fluctuate significantly, and poor operating results for any one game or a delay in the planned launch of a new game could materially affect us, making the investment risks related to any one online game larger than those associated with competitors that currently have a more broadly established set of online game offerings. Our dependence on a single game for substantially all of our games revenue could materially and adversely affect our future results of operations.

If we are unable to consistently license, acquire or develop additional new online games, our games business will be harmed.

Our long-term growth strategy requires us to continue to consistently license, develop or acquire new online games that are attractive to users. A primary component of our strategy for strengthening ties to online game developers is to make early-stage investments in start-up online game developers in return for distribution and other rights. We have made, and intend to continue to make, these investments in companies with limited or no operating history. These investments may be unsuccessful.

Our ability to successfully license online games that are attractive to users depends in part on the availability of these games at acceptable costs, our ability to compete effectively to attract the licensors of online games, and our ability to identify games and developers that will be commercially successful. At the testing phase, it is difficult to determine whether an online game will appeal to our users. Many games licensed by overseas developers were not designed specifically for China’s online game market, further complicating the task of identifying or implementing games that will appeal to our users. Moreover, due to increased competition among online game operators in China, the terms upon which we may license games are less favorable to us since upfront license fees for licensed games have increased and some licensors are demanding guaranteed minimum royalty payments. We may be unable to fully recover upfront and minimum royalty licensing costs if a licensed game does not gain acceptance with users.

Furthermore, our ability to license games that are developed outside of China and imported into China, on an ongoing basis, may be limited by any laws, rules, regulations limitations or quotas that may be enacted by the PRC government and other governments, or that may be in effect from time to time. Any such limitation on our ability to license such games would have a material adverse effect on our present and future business, financial condition and results of operations.

Our ability to internally develop successful online games depends on our ability to successfully develop this internal capability, anticipate changing consumer tastes and preferences, to adopt new technologies, to attract, retain and motivate talented online game developers and to effectively execute online game development plans. Internal online game development requires substantial investment prior to commercial launch and a significant commitment of future resources. In addition, we have never developed proprietary online games, and may not be successful in developing proprietary online games in the future.

Finally, we believe that the online game market in China is moving toward casual games. Casual games tend to have a shorter commercial lifespan than MMORPGs, further increasing the importance of maintaining a consistent pipeline of new games.

If we are not able to consistently license, acquire or develop additional attractive online games, particularly those with lasting appeal to users, our financial condition and results of operations may be materially and adversely affected.

If we are unable to maintain stable relationships with the licensors of our online games, we may experience difficulties with the continued operation of our existing licensed games, the extension of existing licenses and the granting of licenses for new games.

We must maintain stable working relationships with our licensors to facilitate the continued smooth operation of our licensed online games and our continued access to new online game licenses. We depend on our licensors to provide necessary technical support for the operation of our licensed games as well as expansion packs and upgrades that help to sustain interest in our games among online users. In addition, certain marketing activities often require the consent of our licensors. Moreover, certain of our licenses may be terminated or fail to be renewed by the licensor. If a licensed game is successful during its initial term of operation, we may be required to negotiate with our licensors to extend that term of operation, which may be unavailable on reasonable terms, or at all. Our ability to maintain stable working relationships with our overseas licensors also affects our ability to license new online games developed by the same or other licensors. If we are unable to maintain stable relationships with our licensors, our financial condition and results of operations may be materially and adversely affected.

We may not be able to successfully implement our growth strategies, which could materially and adversely affect our business, financial condition and results of operations.

We are currently pursuing a number of growth strategies, including offering additional MMORPGs and casual games. Some of these strategies relate to new services and products for which there are no established markets in China or are in areas which we lack experience and expertise. Moreover, the development cycle for online games is long, ranging up to several months or years. Further, the creative process inherent in video game development makes the length of the development cycle difficult to predict, especially in connection with online games involving new technologies. As a result, we may experience delays in online game introductions. If an unanticipated delay affects the release of an online game, we may not achieve anticipated revenues for that game and such delay could require us to spend more to accelerate completion of the game, which would increase our costs and lower our margins, and could affect the development schedule for future online games. We may not be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our competitive position may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

If consumer tastes and preferences move away from online games or the games that we offer, particularly MMORPGs, the revenues and profitability derived from our games business will likely decline.

Our ability to successfully plan for product development and distribution and promotional activities depends significantly on our ability to anticipate and adapt to rapid changes in consumer tastes and preferences. Currently, one of the most popular types of online games in China are MMORPGs, and we expect to continue to rely on MMORPGs for a significant percentage of our revenues in the near future. The popularity of MMORPGs in China may decline, and their status as one of the most popular types of online games in the Chinese online game industry may be replaced by new and different types of online or other games, such as casual games. A decline in the popularity of online games in general or the games that we offer, particularly MMORPGs, will likely harm our revenues and profitability.

If we are unable to successfully launch and operate our new online game types, our future results of operations will be adversely affected and we may not generate sufficient revenues to consistently develop new online games.

We plan to commence beta testing and/or launch several online games during 2007 and afterwards, and plan to invest a significant amount of financial and personnel resources in launching and operating these and other new games. These games have limited or no successful operating history in China. If our new online games fail to gain market acceptance, our future results of operations will be adversely affected and we may not generate sufficient revenues to consistently introduce new online games, which is critical to our business.

Our introduction of new online games may negatively impact our existing online games and harm the growth and profitability of our games business.

We expect that as we introduce new games, a portion of our existing customers will reduce their spending on our then-current games or switch to these new games. If this reduction in play or switching of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans. Any revenues generated by new online games may be offset, at least in part, by loss of revenues from our current online games, harming our growth and profitability.

Undetected programming errors or flaws in our online games could harm our reputation or decrease market acceptance of our online games, which would harm our business.

Our online games may contain errors or flaws, particularly as we launch new games or introduce new features to existing games under tight time constraints. We believe that if our online games contain programming errors or other flaws, our users may be less inclined to continue playing or resume playing them or recommend them to other potential users, and they may switch to a competitor's games. Undetected programming errors and game defects can disrupt our operations, adversely affect the game experience of our users, harm our reputation, cause our users to stop playing our current or future online games, divert our resources and delay market acceptance of our online games, any of which would harm our business.

Negative publicity in China regarding online games could lead to additional government regulations that may have a material and adverse impact on our business, financial condition and results of operations.

The media in China has reported incidents of violent crimes allegedly inspired by online games, as well as incidents of theft of online game virtual items among users. In addition, incidents of excessive online game playing and allegations that online games distract students and interfere with their education have also been reported in the media. This negative publicity has contributed to several regulatory initiatives, such as:

•

In June 2005, the Ministry of Culture and the Ministry of Information Industry jointly issued an opinion which requires online game operators to develop systems and software for identity certification, to implement anti-addiction modifications to game rules and to restrict players under eighteen years of age from playing certain games.

•

In August 2005, the State Administration of Press and Publications, or SAPP, proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively.

•

In March 2006, SAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under eighteen years of age.

•	In April 2007 we became subject to the Online Game Anti-addiction System Development Standard and are required to comply therewith.

Anti-addiction laws and regulations in China could have a material and adverse impact on our business, financial condition and results of operations.

On April 5, 2007, eight PRC governmental agencies, including the Ministry of Education, Ministry of Information Industry, the General Administration of Press and Publication and the Ministry of Public Security jointly promulgated the Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors. Under this anti-addiction notice, all online game operators, including us, are required to develop a system according to the Online Game Anti-addiction System Development Standard, which was released as an attachment to the notice, and the corresponding Identity Authentication Scheme of the anti-addiction system developed for our online games is aimed to reduce “fatigue time” and “unhealthy time” such that, when a user under the age of 18 has been playing an online game for more than three consecutive hours, he or she will automatically be sent periodic warnings within the game environment prompting him or her to leave the game and rest. Such warnings will become more frequent as the user accumulates more playing time. In addition, this system will cause the rate at which the game user can obtain experience points and other virtual items such as special equipment to decrease to half the normal levels during the “fatigue time” period and to zero during the “unhealthy time” period. According to the anti-addiction notice, the anti-addiction system shall be put into operation in all online games from July 16, 2007. The implementation of this anti-addiction notice in China could have a material and adverse impact on our business, financial condition, and results of operations. In addition, anti-addiction laws and regulations may apply or may develop in certain overseas markets in which we conduct our business and could have a material and adverse impact on our business, financial condition and results of operations in such markets.

Also, in March 2006, the Chinese government announced an authentication system which requires all players to enter their identification card numbers before being allowed to play online games. This authentication system as well as the new anti-addiction regulations could have a material adverse effect on our business, financial conditional and results of operations.

Acquisitions and investments may have an adverse effect on our ability to manage our business.

Our growth strategy involves the acquisition of, and investments in, new technologies, businesses, products and services, or the creation of strategic alliances in areas which we do not currently operate. For example, we have recently made significant investments in video game companies such as Auran, Gorilla Banana and MGame Corporation. We have limited experience in evaluating investments in gaming companies and integrating acquired companies or assets into our business. Accordingly, we believe that investment, acquisition and integration will require significant attention from our management and could require that our management develop expertise in new areas and manage new business relationships. The diversion of our management’s attention and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

Acquisitions and investments will also expose us to potential risks, including risks associated with:

•	the assimilation of new operations, technologies and personnel;

•	unforeseen or hidden liabilities;

•	the financial loss of our investment or the failure to receive any benefit from our investment;

•	the diversion of resources from our existing businesses, sites and technologies;

•	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

•	the potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

Our ability to grow through acquisitions or investments will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions or investments. The benefits of an acquisition or investment may also take considerable time to develop and we cannot assure you that any particular acquisition or investment will produce the intended benefits, if any.

We may be unable to compete successfully against new entrants and established industry competitors.

We face intense competition in the online games market in China. There are numerous online game operators in China. Given the relatively low barriers to entry, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced into the China market. Our competitors vary in size and include large companies such as Shanda Interactive Entertainment Limited, Netease.com, Inc., The9 Limited and Sina Corporation, many of which have significantly greater financial, marketing and game development resources and name recognition than we have. As a result, we may be unable to devote adequate resources to developing, licensing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as some of our competitors. Any of our competitors may offer online games with better game performance, more attractive pricing, more developed storylines or other improvements over the games offered or to be offered by us. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or growth rate of our user base, reduce the average revenues generated by our users, or cause us to reduce our fees. All of these competitive factors could adversely affect our business and results of operations.

We depend upon third parties for the printing, distribution and delivery of our prepaid point cards to users. If these companies mishandle our cards or the related passcodes or if there are production or delivery defects or delays, our reputation and business would be harmed.

We depend primarily on third parties for the printing, distribution and delivery of our prepaid point cards to more than 200,000 retail points of sale in China. These cards are generally produced in large batches, with each card having an individual passcode that enables the purchaser to deposit the points on the card into their online user account. Before the cards are purchased by our users, we activate them on our internal systems. If our partners mishandle these cards or the related passcodes, if there are production or distribution defects or delays, or if we encounter difficulty with our internal systems, our reputation, business and results of operations would be materially and adversely affected and harmed.

The limited use of personal computers in China and the relatively high cost of Internet access with respect to per capita income may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than that in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access remains relatively high in comparison to the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the potential number of users and therefore the growth of our business. Furthermore, any increase in the cost of Internet access or personal computers or a decline or slowdown of the China economy, which could affect our users or potential users disposable income, could reduce the number of users or potential users that play or may play our online games.

The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafés, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base.

In April 2001, the PRC government began tightening its regulation and supervision of Internet cafés. In particular, a large number of unlicensed Internet cafés have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafés. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. Recently, the State Administration of Industry and Commerce, one of the government agencies in charge of Internet café licensing, issued a notice suspending the issuance of new Internet café licenses. It is unclear when this suspension will be lifted, if at all. So long as Internet cafés are the primary venue for our users to play online games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.

Currently there are no laws or regulations in the PRC specifically governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have for virtual assets.

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. These virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service or by a network crash. Currently there are no PRC laws and regulations specifically governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether and how the ownership of virtual assets is protected by law. In case of a loss of virtual assets, we may be sued by online game players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.

We may be unable to respond to future changes in the revenue model for the online games industry in China and in our overseas markets, which could materially and adversely affect our business, financial condition and results of operations.

We pioneered the free-to-play revenue model for online games in China. Our existing game, Yulgang, and many other future games that we intend to release, operate under this revenue model. Under the free-to-play revenue model, users can play our massively multiplayer online games, or MMOGs, for free but have the option to purchase in-game virtual items and value-added services to enhance their overall game playing experience. If any new revenue models develop in the online games industry in China or in our overseas markets, we may be unable to launch new games utilizing such new models in a timely manner or at all. We may also be required to expend significant resources to launch such games. In addition, we may unable to adapt our current games to such new models. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

Acts of cheating by users of online games could lessen the popularity of our online games, adversely affect our reputation and our results of operations.

Cheating in online games may occur through a variety of methods, by which cheaters may be able to modify the rules of our online games during game play in a manner that allows them to disadvantage our other online game users, which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. Although we have taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the terms of our online games.

Risks Relating to our Mobile Applications and Internet and Media Segment

The mobile applications and portal markets in China are highly competitive. If we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operations.

We are not the only company providing mobile services and applications, such as wireless services including Short Message Service, or SMS, Interactive Voice Response, or IVR, Multimedia Message Service, or MMS, and Wireless Application Protocol, or WAP, in China. We face intense and increasing competition for subscribers, mobile services and applications, and content from companies such as: Sina Corporation, Sohu.com Inc., NetEase.com Inc., Tom Online Inc., Tencent.com Technology Limited, Linktone Ltd., Mtone Wireless Corporation and Kongzhong and Hurray! Holding Co. Ltd., as well as a number of smaller companies that serve China’s mobile services and applications market. In addition, in our portal business, our competition for user traffic, ease of use and functionality include Chinese and/or English language based Web search and retrieval companies, including AltaVista Co., Apple Daily, ChinaByte, FindWhat.com, Lycos, Inc., MSN, Netease.com, Inc., Shanghai Online, Sina Corporation, Sohu.com, Inc., Tom Online Inc. and Yahoo!, Inc., Oak Pacific Interactive, 21CN.com and qianlong.com.

Many of our competitors have more experience and longer operating histories in our target markets than us, as well as greater name recognition, larger customer bases and greater financial, technical and marketing resources. We may not be able to compete successfully in these markets. Our failure to remain competitive may cause us to lose our market share in the mobile services and applications and/or portals business, and our business, financial condition and results of operations may suffer.

We depend primarily on China Mobile, China Unicom and other mobile operators in China for delivery of our mobile services and applications, and the termination or alteration of our various contracts with any of them or their provincial or local affiliates could materially and adversely impact our business.

Our MVAS offerings depend mainly on cooperation arrangements we have entered into with China Mobile, China Unicom, China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom and their subsidiaries and national, provincial and local affiliates. The dominant market position of these network operators limits our negotiating leverage with them. As such, we may be forced to accept terms and conditions that are not commercially favorable to us. If our various contracts with any network operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. A significant portion of the total revenues we receive from our Mobile Services and Applications segments were derived in reliance upon these mobile network operators.

Delivery of our mobile services and applications is also governed by contracts between us and the national, provincial or local affiliates of the mobile network operators. Generally, each of these contracts is nonexclusive and has a limited term (typically one or two years). We typically renew these contracts, or enter into new ones, when the prior contracts expire, but on occasion the renewal or new contract can be delayed by significant periods of time. The terms of these contracts vary from operator to operator, but the mobile network operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for no reason, at their discretion. For example, several of our contracts with the mobile network operators can be terminated if:

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

We may also be compelled to alter our arrangements with these mobile network operators in ways which materially and adversely affect our business. Our agreements with the mobile network operators are subject to negotiation and performance evaluation upon renewal, and we are aware that the mobile network operators have notified other mobile service providers of their intention to either not renew their agreements or to revise their revenue sharing arrangements upon the expiration of the existing cooperation agreements. We cannot assure you that the mobile network operators will either renew our agreements or not demand further changes to our revenue sharing arrangements in the future. If any of the mobile network operators decide to change its content or transmission fees or its share of revenue, does not comply with the terms of our agreements, or terminates our agreements, our business, operating results and revenues could be materially adversely affected.

Regulators and the mobile network operators in China have imposed unilateral changes in their regulations and policies, have enhanced enforcement of their policies and have adopted new billing systems and policies. Depending upon the nature of these regulatory and policy changes, we may not be able to implement and adhere to them, and our business and financial results could be materially adversely affected.

Regulators in China have unilaterally changed their regulations relating to third party service providers in the past, and may do so again in the future. In addition, some of the mobile network operators have unilaterally changed their policies relating to third party service providers in the past, and may do so again in the future.

Examples of these changes in regulatory measures and policies include:

•

In July 2003, China Mobile banned all cooperative arrangements known as “SMS Website Unions,” effectively precluding large service providers from aggregating unregistered websites and utilizing China Mobile’s billing platform to gather fees for these services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. Although we were not engaged in these activities and, therefore, these particular policy changes did not impact our business, we may not be able to respond adequately to negative developments in our contractual relationships with the relevant mobile network operators in the future because we are not able to predict any unilateral policy changes.

•

In mid 2004, the Ministry of Information and Industry in China began requiring wireless service providers to apply for a nationwide value-added telecommunications services operating license, or a CP license, in order to provide value-added telecommunication services throughout China. China Mobile then issued a notice requiring all service providers to provide evidence of a CP license by October 31, 2004. After October 31, 2004, China Mobile and its subsidiaries ceased working with most of the service providers without CP licenses. Although our Newpalm and Go2joy businesses were able to acquire the required CP licenses in this particular instance, we may not be able to respond adequately to negative regulatory developments in the future because we are not able to predict any unilateral regulatory changes.

•

In January 2005, the Chinese State Administration of Radio, Film and Television, or SARFT, which regulates radio and television stations in China, issued a notice prohibiting commercials for mobile services related to “fortune-telling” from airing on radio and television stations effective in February 2005. We believe this notice could also lead to further actions by other Chinese government authorities which could have a material adverse effect on our financial position, results of operations, or cash flows. SARFT or other Chinese government authorities may prohibit the marketing of other mobile services via a channel we depend upon to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows.

•

In April 2005, the National Copyright Administration and the Ministry of Information Industry issued the Measures for the Administrative Protection of Internet Copyright, or the Measures, which, amongst other things, allows a copyright owner to issue a notice to an Internet Service Provider, or ISP, informing them that materials are being made available on the internet without authorization from the copyright owner. Under the Measures, upon receipt of such notice, the ISP is obligated to block access to the identified material until an alleged breach is confirmed. We anticipate an increased amount of notices being issued by copyright owners which may result in us being denied access to the identified material until the alleged breach is confirmed which could have a material adverse impact on our business.

•

In April 2006, China Unicom issued a new policy that sets price ceilings for usage-based and monthly subscription SMS. Such change may require us to lower our current prices on certain SMS services or discontinue offering these services completely.

•

In July 2006, China Mobile made significant changes to its policy on subscription-based MVAS, which included requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscription and fee information. Certain provincial subsidiaries, such as Guangdong Mobile, one of China Mobile’s largest provincial subsidiaries, have begun to discontinue charging MVAS users monthly subscription fees unless the users reply to the SMS reminders and reconfirm their subscription. In addition, China Mobile’s provincial subsidiaries began canceling existing WAP subscriptions that have been inactive for the prior four months and existing SMS subscriptions of users who have not successfully received more than three SMS messages during the month. These policy changes from China Mobile have reduced our ability to acquire new monthly MVAS subscribers and increased the churn rate of existing monthly MVAS subscribers.

•	In September 2006, China Unicom began enforcing a policy of double confirmation on new MVAS subscriptions. Such change has significantly reduced our ability to acquire new monthly MVAS subscribers.

Furthermore, in July 2006, MII issued The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Services (the “MII Circular 2006”). According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and been engaged in value-added telecom services illegally.

In order to further intensify the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to MII.

We are currently evaluating and considering our response to the July 2006 regulations, including the potential transfer of our domain name, china.com, from CDC Corporation to China.com. We cannot assure you that our efforts to comply with this or any other regulation will be successful, and if we are not successful in complying, our related business, financial condition and results of operations may suffer.

The interpretation and application of existing Chinese laws, regulations and policies, the stated positions of MII and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

We believe the changes in regulatory measures, policies, procedures and standards have impacted and resulted, and may further impact and result in, lower mobile services and applications, online games and internet revenues or additional operating costs for us. We cannot assure you that our financial condition and results of operations will not be materially adversely affected by any new system, policy or guideline imposed by the mobile network operators or any other regulators in the future.

If any of the mobile network operators fail to bill their customers or to provide billing confirmations for our mobile applications, our mobile applications revenues could be significantly reduced.

We depend upon the mobile network operators to maintain accurate records of the fees paid by users and their willingness to remit payment to us. Specifically, the mobile network operators provide us with monthly statements that do not provide itemized information indicating for which mobile services and applications the mobile network operator has collected fees. As a result, monthly statements that we have received from the mobile network operators cannot be reconciled to our internal records on a segmented basis. In addition, access to the mobile network operators’ internal billing and collection records is subject to the discretion of such operators. As such, we have only limited means to independently verify the information provided to us. Our mobile services and applications revenues could be significantly reduced if these mobile network operators miscalculate the revenues generated from our mobile services and applications and our portion of those revenues.

Because the mobile network operators do not provide information showing revenues and transmission information on a service-by-service basis, we can only estimate our actual revenues by service type.

The mobile network operators’ monthly statements to service providers regarding mobile applications delivered through their networks currently do not contain revenues and billing and transmission failure information on a service-by-service basis. Although we maintain our own records reporting the mobile applications provided, we can only estimate our actual revenues by service type because we are unable to confirm which services were transmitted but resulted in billing and transmission failures, from all provincial operators. As a result, we are unable to calculate and monitor service-by-service revenues, margins and other financial information, such as average revenue per user by service and total revenues per user by service, with sufficient precision to allow us to accurately determine which of our mobile applications are or may be profitable.

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

These situations are known in the mobile services and applications industry as billing and transmission failures. We do not expect to recover revenues that are lost due to billing and transmission failures. The failure rate can vary among network operators, and by province, and also have fluctuated significantly in the past. For example, for the year ended December 31, 2006, the average monthly transmission failure rate ranged from 5% to 10%. Under our agreements with the network operators, we do not have the right to adjust lost revenues from excessive network failures. The mobile network operators have absolute discretion in the adjustment of any difference. Any significant billing and transmission failures therefore will significantly lower our recorded revenues.

The mobile network operators may impose higher service or network fees if we are unable to satisfy customer usage and other performance criteria, thereby reducing our mobile applications revenues.

Fees for our mobile services and applications are charged on a monthly subscription or per usage basis. Based on our contractual arrangements, we rely upon the mobile network operators for both billing of, and collection from, subscribers of fees for our mobile applications.

The mobile network operators generally charge us service fees of 15% to 60% of the revenues generated by our mobile applications. To the extent that the number of messages sent by us over the mobile’s network exceeds the number of messages our subscribers send to us, we must pay per message channel fees, which decrease, in several provinces, as the volume of customer usage of our mobile applications increases. The number of messages sent by us will exceed those sent by our subscribers, for example, if the subscriber sends us a single message to order a game but we must send that subscriber several messages to confirm his or her order and deliver the game itself. Any increase in the mobile network operators’ network fees and service charges could reduce our gross margins.

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

China Mobile has imposed penalties on our mobile services and applications businesses for breaches and irregularities in the provision of services to users. If penalties are imposed by the mobile network operators in the future with respect to either our past or future activities, our business and financial results could be materially adversely affected.

In August 2004, Go2joy, one of our mobile services and applications units, received a notice from China Mobile informing us that China Mobile was imposing sanctions and penalties upon Go2joy and 21 other mobile value added service providers in China for various violations of China Mobile’s regulations and requirements. China Mobile indicated that Go2joy had inadvertently charged inactive users in Shanxi province; as a result of an agreement to take on certain services of a content partner, had transferred certain users to its SMS platform without positive confirmation of the users or approval from China Mobile, in Hunan province; had sent inappropriately worded SMS promotional messages to users in Shanxi and Henan provinces; and had inadvertently continued to charge some cancelled accounts for SMS services.

The sanctions resulted in the temporary suspension of Go2joy's existing SMS services from August 2004 until February 2005 when Go2joy was able to resume billing for SMS services over China Mobile’s network. In addition, China Mobile temporarily suspended the approval of Go2joy's application to operate on new platforms until the end of 2004 and suspended the approval of Go2joy's application to offer new products and services on all existing platforms, such as SMS and IVR, until June 30, 2005. China Mobile also imposed fines of approximately RMB1.3 million, or approximately $160,000. The sanctions imposed by China Mobile did not affect Go2joy's existing IVR services. Under the sanctions, Go2joy was required, among other things, to establish a satisfactory connection with the Mobile Information Service Center, or MISC platform, a centralized service provider monitoring system operated by China Mobile.

The mobile network operators have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As this industry has evolved over the last several years, the mobile network operators have refined these policies to improve overall service quality. In addition, acting under the guidance of China’s Ministry of Information Industry, the mobile network operators have begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. If enforcement of such policies in the future results in additional penalties, such as being precluded from offering certain services over a mobile network operator’s network or from offering new services for a fixed period, our business and financial results could be materially adversely affected.

In addition, we may also be subject to liability and penalties if we deliver inappropriate content through our mobile value added services. For example:

•

In July 2004, China Mobile temporarily terminated the IVR service of one of our competitors for violating certain operating procedures. One of the violations cited in the notice for temporary termination was that it had provided inappropriate content to its mobile subscribers through its IVR service.

•

In July 2006, Shenzhen KK Technology Ltd., one of our mobile services and applications units, received a notice from China Mobile informing us of violations of China Mobile’s regulations and requirements. China Mobile indicated that Shenzhen KK had sent inappropriately worded SMS messages to users; and had inadvertently charged some users for SMS services without users’ positive confirmation.

The definition and interpretation of inappropriate content in many cases is vague and subjective. We are not sure whether mobile network operators, including China Mobile and China Unicom, or the Chinese government will find our mobile content inappropriate and therefore prevent us from operating the mobile value added services relating to such content in the future. If they prevent us from offering such services, our profit from mobile values added services will suffer.

Further, we may not be able to adequately respond to other developments in mobile network operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the mobile network operators’ policies are in a state of change at this time and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Any future noncompliance with the mobile network operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue and profitability.

Our mobile applications business could be adversely affected if any of the mobile network operators begin providing their own mobile applications.

Our mobile business may be adversely affected if any of the mobile network operators decide to terminate our existing revenue-sharing relationships and begin providing their own mobile services and applications to subscribers. In that case, we would not only face enhanced competition, but could be partially or fully denied access to their networks. As a result, our business, operations and financial condition would likely be materially and adversely affected.

In the event we fail to achieve or maintain a prominent position on the Wireless Application Portals, or WAPs, of the principal mobile network operators in China, we may not be able to capture opportunities presented by the expected high growth in the market for WAP services in China, which could affect our mobile applications business’ financial condition.

The current practice of the mobile network operators is to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. In the event we fail to achieve or maintain a prominent position on the WAP portals of the four principal mobile network operators in China, we may not be able to capture opportunities presented by the expected high growth in the market for WAP services in China. This could materially and adversely affect the revenue from our services, and thus our overall financial condition.

Our mobile applications and their pricing are subject to approval by the applicable mobile network operator, and if requested approvals are not granted in a timely manner, our mobile services and applications business could be adversely affected.

We must obtain approval from the applicable mobile network operator with respect to each mobile application that we propose to offer or charge to their subscribers and the pricing for such mobile application. No assurance can be given that approvals will be granted in a timely manner or at all. Moreover, under some of our contracts with the mobile network operators, we cannot change prices more than once every six months or charge prices outside a fixed range. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our mobile applications business.

We rely heavily on certain regions in China for a significant share of our mobile applications revenues. An economic downturn or any loss of our contracts with mobile operators in these provinces could have a material adverse effect on our results of operations.

A significant portion of our revenues from mobile applications are derived from the Shandong, Jiangsu, Sicuan, Shanxi and Henan provinces in China. As such, our results of operations are susceptible to changes in the economies of these regions. An economic downturn in any one of these regions, or our failure to renew our contracts with the applicable mobile network operator in any one of these regions, could reduce our mobile services and applications revenues.

The Chinese government has granted licenses to offer basic wireless telecommunications services in China to third parties with whom we have relatively new relationships, and may grant additional licenses to others in the future. If those parties that receive licenses are successful in the mobile applications market, and we are unable to maintain our existing relationships, establish new arrangements or develop cooperative relationships with them, our mobile applications business, revenue and overall financial condition could be adversely affected.

The success of our mobile applications business depends on our relationship with China’s mobile network operators and their national, local and provincial subsidiaries and affiliates. While China Mobile and China Unicom are the largest and most-established companies permitted to provide mobile services in China, the Chinese government has granted licenses to offer basic wireless telecommunications services in China to China Network Communications Group Corporation, or China Netcom, and China Telecommunications Corporation, or China Telecom. Our business relationships with each of China Netcom and China Telecom and their national, local and provincial subsidiaries and affiliates are less established than those we have with China Mobile and China Unicom. If we are unable to sustain and further develop our relationships with each of China Telecom and China Netcom and their national, local and provincial subsidiaries and affiliates, our revenue and overall financial condition could be adversely affected if they take market share from China Mobile and China Unicom.

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

Our China.com and other portal businesses depend substantially on third party content providers and may be adversely affected if we are unable to maintain existing arrangements with these content providers.

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

Risk Relating to Our Online Games, Mobile Applications and Internet and Media Segments as a Result of Conducting Operations in the People’s Republic of China

China’s economic, political and social conditions, as well as government policies, could affect our business.

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

The economy in the PRC has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures that emphasize the utilization of market forces for economic reform, reduce the state ownership of productive assets and help establish sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Our financial results have been, and are expected to continue to be, affected by the growth of the economy and the Internet industry in China. A slowdown of economic growth in China would reduce the growth of the Internet industry and related products and services, which in turn could adversely affect our business, operating results and financial condition.

The PRC economy differs from the economies of most developed countries in many respects, including:

•	higher level of government involvement;

•	early stage of development of a market-oriented economy;

•	rapid growth rate;

•	higher level of control on foreign exchange; and

•	less efficient allocation of resources.

The PRC government has also implemented certain measures, including a recent interest rate increase, to control the pace of economic growth. These measures may cause decreased economic activity in China, including a slowing or decline in consumer spending, which in turn could adversely affect our financial condition and results of operations.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our website.

The online game, mobile services and Internet content distribution industries in China are highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the Ministry of Information Industry, the State Administration of Industry and Commerce, the State Press and Publication Administration, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of each of these industries.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government has previously stopped the distribution of information through the Internet that it deems in violation of PRC laws and regulations. Under regulations promulgated by the State Council, the Ministry of Information Industry, the State Press and Publication Administration and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet, content that, among other things:

•	opposes the fundamental principles in the PRC Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstition;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	undermines public morality or the cultural traditions of the PRC;

•	insults or slanders a third party or infringes upon the lawful right of a third party; and

•	includes other content prohibited by laws or administrative regulations.

The mobile network operators in the PRC also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have recently sanctioned certain providers for distributing inappropriate content, including the imposition of fines and service suspensions.

If any Internet content we offer or will offer through our affiliated PRC entities were deemed by the PRC government or the mobile network operators to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Additionally, we may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of information originating from our online games network, portal network or communicated through our mobile services and applications, including our SMS, MMS, WAP and IVR products.

We may also be subject to potential liability for any unlawful actions of our clients or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability for us, and if we were found to be liable, we may be prevented from operating our online game, mobile applications and internet and media services in China. Such content could include material posted by our registered community members on our message boards, online communities, voting systems, e-mail or chat rooms. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party sites. Third parties could assert claims against us for losses incurred in reliance on erroneous information distributed by us. Users of our web-based e-mail or SMS, MMS, WAP or IVR products could seek damages for:

•	unsolicited e-mail or messages;

•	lost or misplaced messages;

•	illegal or fraudulent use of e-mail or SMS messages; or

•	interruptions or delays in service.

We do not carry liability insurance to cover potential claims of these types. In the event such claims are asserted against us, we may incur significant costs in investigating and contesting these claims. Any judgment, fine, damage award or liability imposed on us could significantly increase our costs. Moreover, our reputation may suffer as a result of these claims, which could reduce traffic on our portal network or reduce our revenues.

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

Government control of currency conversion may limit our ability to utilize our revenues effectively.

Substantially all of the revenues and operating expenses of our CDC Games and China.com businesses, are denominated in Renminbi. The Renminbi is currently convertible to foreign exchange with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import/export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of principal of loans. Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees to content licensors, without the approval of the State Administration for Foreign Exchange, or SAFE. Our PRC subsidiaries may also retain foreign exchange in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate the ability for our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside the PRC, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could materially and adversely affect the value of our common shares and result in foreign currency exchange losses.

Because our earnings and cash and cash equivalent assets earned or held in the PRC are denominated in Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue that will be exchanged into U.S. dollars and earnings from and the value of any future U.S. dollar-denominated investments we make.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In October 2005, SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues

Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. Some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

We rely on contractual arrangements, including a voting proxy, with our affiliated PRC entities for the control and operation of our online games, mobile services and Internet content distribution businesses. These arrangements may be difficult to enforce under the PRC legal system. If any of our affiliated PRC entities fails to perform its obligations under these contractual arrangements, we may have to try to legally enforce such arrangements, and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.

Foreign ownership in the Internet content distribution and online game businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, the conduct of online commerce and the provision of online game services through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution and online game services. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any Internet content provision business.

Because we are a Cayman Islands company, we and our PRC subsidiaries and their branch companies in China are treated as foreign or foreign-invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among our PRC subsidiaries. These licenses held by our affiliated PRC entities are essential to the operation of our business.

Generally employees of the respective business units who are Chinese nationals own the shares of the respective domestically registered companies in China which hold the relevant required domestic licenses for operation. These Chinese nationals, in turn, have entered into trust deed arrangements with respect to the domestically registered companies in China and affiliates of the respective business units under which the Chinese nationals serve as trustees of the trusts, and the business units have formed offshore holding vehicles to be 100% beneficiaries of the trusts. For a further description of the corporate structure in China, see Item 4.C., “Information on the Company – Organizational Structure – Corporate Structure in China for our CDC Games and China.com Business Units.”

CDC Games and China.com have no ownership interest in our affiliated PRC entities. These contractual arrangements, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct ownership. If we were the controlling shareholders of these companies with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any of our affiliated PRC entities fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxy, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. In the event that CDC Games and China.com are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

If our past or current business operation structure is found not to comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our servers.

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law. If our past or current ownership structures, contractual arrangements and businesses, or those of our PRC subsidiaries and our affiliated PRC entities are found to be in violation of PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or affiliated PRC entities, which licenses are essential to our business operations;

•	levying fines;

•	confiscating our income or the income of our PRC subsidiaries or affiliated PRC entities;

•	shutting down our servers and/or blocking our website;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries or affiliated PRC entities;

•	imposing conditions or requirements with which we, our PRC subsidiaries or our affiliated PRC entities may not be able to comply;

•	requiring us, our PRC subsidiaries or our affiliated PRC entities to restructure the relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting our use of the proceeds from any offering we may make to finance our business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Moreover, we could face material and adverse tax consequences if the PRC tax authorities determine that our undocumented or documented arrangements with our affiliated PRC entities were not priced at arm’s length for purposes of determining tax liability. If the PRC tax authorities determine that these arrangements were not entered into on an arm’s length basis, they may perform a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by our affiliated PRC entities, which could adversely affect us by increasing the tax liabilities of our affiliated PRC entities without reducing the tax liabilities of our PRC subsidiaries. This increased tax liability could further result in late payment fees and other penalties to our affiliated PRC entities for under-paid taxes. Any payments we make under these arrangements or adjustments in payments under these arrangements that we may decide to make in the future will be subject to the same risk.

Any of these actions could materially and adversely affect our business, financial condition and results of operations.

If the Chinese government considers our existing licenses to be insufficient in meeting compliance requirements with applicable regulations, or if we fail to comply with changes to these requirements or restrictions, our online games, Internet and mobile services and applications businesses could be materially adversely affected.

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

Our ability to use and enjoy assets held by our affiliated PRC entities that are important to the operation of our business may be reduced or lost, particularly if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceedings.

As part of our contractual arrangements with our affiliated PRC entities, they are required to hold certain of the assets that are important to the operation of our business.

Our PRC subsidiaries and affiliated PRC entities are required under PRC laws and regulations to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. Our PRC subsidiaries and affiliated PRC entities are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve once the reserve balance has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders of these companies, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends.

Further, if any of these entities incurs substantial debt, the instruments governing such debt may restrict their ability to pay dividends or make other distributions to us; and if any of these entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated PRC entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets. Any of the foregoing, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiaries incorporated in China are governed by the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises.

Our subsidiary, Beijing He He Technology Co., Ltd. has enjoyed preferential tax treatment as a “new technology enterprise” pursuant to which its net income was exempted from enterprise income tax from 2003 to 2005, and will be subject to a 7.5% enterprise income tax rate from 2006 to 2008 and a 15% enterprise income tax rate thereafter so long as it maintains its status as a new technology enterprise. In addition, our subsidiary and our affiliated PRC entity have applied for the same preferential tax treatment as new technology enterprises pursuant to which their net income will be exempt from enterprise income tax from 2006 to 2008, and will be subject to a 7.5% enterprise income tax rate from 2009 to 2011 and a 15% enterprise income tax rate thereafter, if they are approved as new technology enterprises and so long as they maintain their new technology enterprise status.

The financial and non-financial criteria that our subsidiary must meet in order to obtain or maintain preferential tax treatment as new technology enterprises are promulgated by the PRC Ministry of Science and Technology, and are as follows:

•

the enterprise must engage in the research, development, production and the provision of technical services for, one or more high technology products. Pure commercial distribution of such technology products is not sufficient;

•	the enterprise must be a legal entity;

•

scientific and technical personnel with college and university education must account for more than 30% of the enterprise’s total employees. Scientific and technical personnel engaged in the research and development of high and new technology products must account for more than 10% of the enterprise’s total employees;

•	more than 5% of the gross revenue of the enterprise shall have been allotted as research and development expenses of high and new technology products;

•

more than 60% of the enterprise’s gross annual revenues shall have been generated from the provision of technical services for, and sales of, high and new technology products, and the investment of any newly established enterprises in high and new technology-related areas must account for more than 60% of the enterprise’s total investment amount; and

•	the persons in charge of the enterprise should be familiar with and focus on the research, development, production and sale of the products in their enterprise.

While we expect our subsidiaries and affiliated PRC entities to be able to enjoy their respective preferential tax rates or tax exemptions, this preferred tax treatment is subject to review by higher authorities. We cannot assure you that the PRC tax authorities will not, in the future, deny or elect to discontinue any or all of these preferential tax treatments. In the event the preferential tax treatment for any of our subsidiaries or affiliated PRC entities is discontinued, the entity will become subject to a 33% standard enterprise income tax rate. The discontinuation of any of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations.

The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in mainland China. Our PRC operating subsidiaries include several wholly foreign owned enterprises and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. In particular, they are subject to the laws and regulations governing foreign companies’ ownership and operation of Internet content distribution and advertising businesses. These laws and regulations frequently change, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

We have limited insurance coverage in China. Any business disruption, litigation or natural disaster might result in substantial costs and the diversion of our resources.

The insurance industry in China is still at an early stage of development and PRC insurance companies offer limited business insurance products. As a result, we do not maintain insurance policies covering losses relating to our systems and we do not have business liability, interruption or litigation insurance for our operations in China. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.

A significant barrier to electronic commerce and communications over the Internet in the PRC has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination sites and impede our growth.

Any future outbreak of avian influenza or severe acute respiratory syndrome in China, or similar health epidemic, may severely disrupt our business and operations.

Our business could be materially and adversely affected by any outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or any other similar health epidemic. Recently, several Asian countries including China have reported occurrences of the H5N1 strain of avian influenza. Although to date the number of cases of avian influenza has been limited, it is possible that in the future a widespread epidemic may occur. The occurrence of such an epidemic could have a significant negative impact on China’s overall economy. Moreover, any related disruptions to transportation or the free movement of persons could hamper our operations and force us to close our offices during the period of the epidemic.

Risks Relating to Our Intellectual Property, Personnel, Technology and Network

We may be unable to adequately protect or enforce our intellectual property rights and may be involved in future litigation over our use of technology rights.

We have acquired a significant amount of intellectual property and we are increasingly developing our own intellectual property. We regard the protection of our trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights as crucial to our success. We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. Copyrights or trademarks held by us, however, may be challenged or determined to be invalid. In addition to the protections generally available to unregistered trademarks under the laws of many jurisdictions, we also seek to protect our trademarks through registration, primarily in the United States and Canada, although we do seek such protection elsewhere in selected key markets. However, adequate protection for our intellectual property may not be available in any, or every country, in which our intellectual property and technology is used. Some countries, such as the PRC, may not protect our proprietary rights to the same extent as in the United States and Canada. In particular, software piracy in the PRC has been an issue of significant concern for many software publishers. Policing the unauthorized use of our licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of our licensed technology.

Litigation, which may also ultimately prove to be insufficient, may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our proprietary rights. Any of these claims, with or without merit, could result in costly litigation, divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or license agreements.

As part of our confidentiality procedures, we have policies of entering into non-disclosure and confidentiality agreements with our employees, consultants, corporate alliance members, customers,

prospective customers and strategic partners. We also enter into license agreements with respect to our technology, documentation and other proprietary information. These licenses are non-exclusive and generally perpetual. We provide for source code escrow arrangements under some of our license agreements. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently.

Most of our products do not contain the functionality to allow us to accurately track the numbers of users of our products at a particular customer site. Because some of our license agreements are for named-user licenses in which only a certain limited number of named individuals are permitted to use the software for which the license is granted, if our customers do not accurately report the number of users using our products or we cannot accurately track the number of users of our products at a customer site, we face the potential of lost revenues if the customer has a greater number of users than for which they have purchased licenses. License agreement provisions, such as those requesting or requiring customers to perform annual self audits of the number of users at a customer site, provide only limited protection and are retrospective.

We also currently sub-license and distribute the intellectual property and technology of third parties. As we continue to develop intellectual property and introduce new products and services that require new technology, we anticipate that we may need to obtain licenses for additional third-party technology. These existing and additional technology licenses may cease to be available to us on commercially reasonable terms, or at all. In addition, it is possible that, in the course of using new technology, we or our agents acting on our behalf may inadvertently breach the technology rights of third parties and face liability for our breach. Our inability to obtain these technology licenses or avoid breaching third-party technology rights could require us to obtain substitute technologies of lower quality or performance standards or at greater cost which could delay or compromise the introduction of new products and services, and could materially and adversely affect our business, results of operations and financial condition.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. Unauthorized use of such intellectual property, whether owned by us or licensed to us, may adversely affect our business and reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our clients, collaborators and distributors and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization. The validity, enforceability and scope of protection of intellectual property in Internet-related industries in China are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, we may have to resort to litigation to enforce our intellectual property rights. Any future litigation could result in substantial costs and diversion of our resources, and could significantly disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We may be subject to infringement claims, which could be time-consuming and costly to defend, divert management’s attention and resources or cause product shipment delays.

We may be subject to an increasing number of infringement claims as the number of products and competitors in our various industry segments grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming and costly to defend, divert management’s attention and resources, cause product shipment delays or require us or our subsidiaries to enter into royalty or licensing agreements. Any such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all, and may require the payment of substantial amounts of money. Furthermore, if we are found to have violated the intellectual property rights of others, or any party which licenses intellectual property to us is found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights. In the event of a successful product infringement claim against us or our failure or inability to license the infringed or similar technology, our business, results of operations and financial condition could be materially and adversely affected.

If our licensors cannot prevail on future intellectual property rights claims brought against them by third parties, our results of operations may be materially and adversely affected.

With respect to our online games business, we expect to derive most of our online games revenues and profits from Yulgang, Special Force and online games that we may license and launch in the future. Certain technology that is licensed from third parties may also be present in our software applications and licensed and developed online games. Our licensors may be subject to intellectual property rights claims with respect to the online game or games licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against them, we would lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the game on terms acceptable to us, or at all, and our results of operations could be materially and adversely affected.

We could be subject to product liability claims, which could be time-consuming and costly to defend, divert management’s attention and could have a material and adverse effect on our reputation, business, results of operations and financial condition.

Our complex software products may contain errors that may not be detected until after the delivery of the software. Furthermore, errors may also be present in our online games and software that controls or is related to our various mobile applications and services offerings, Any such errors could result in delayed market acceptance or claims against us by customers, which could lead to increased insurance costs or the payment of damages by us. Any such claims, with or without merit, could be time-consuming and costly to defend and divert management’s attention and resources. Contractual provisions we may include in our agreements with third parties to mitigate this risk may not be enforceable in all jurisdictions, and liability insurance may not be available, or coverage for specific claims may be denied. A successful product liability claim brought against us could materially and adversely affect our reputation, business, results of operations and financial condition.

If we lose the services of key employees, it may be costly and time-consuming for us to locate other personnel with the required skills and experience.

Our success depends on the continued efforts of our board members, our senior management and our technical, research and development, services and support, marketing and sales personnel. These persons may terminate their association or employment with us at any time. We have experienced changes in our senior management for a variety of reasons, including restructuring, medical reasons, retirement, and resignations to pursue other career opportunities. Loss of the services of key members of senior management or experienced personnel can be disruptive and causes uncertainty. In particular, we depend upon the services of Mr. Peter Yip, our chief executive officer. Mr. Yip took a leave of absence for medical reasons between February 2005 and April 2006. During that time, two other people who served as our chief executive officer and president resigned. While Mr. Yip believes that he has recovered enough to serve as our chief executive officer, we cannot assure his continued service.

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

We recently determined that material weaknesses in our internal controls over financial reporting existed during 2005 and 2006 as a result of, among other things, our inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of our organization to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of our financial statements for the years ended December 31, 2005, 2004 and 2003.

An inability to attract or retain additional qualified senior managers or personnel in a timely manner, or the health, family or other personal problems of key personnel could have a material and adverse effect on our business, results of operations and financial condition.

In the past, we have partially relied on options to compensate our employees. In the event employees do not consider their options as valuable compensation, we may need to provide additional compensation at additional expense.

We have granted, and anticipate we will continue to grant, options to purchase our Class A common shares to some of our employees. In the event our employees do not consider their options to be valuable compensation, we may need to provide additional compensation in the form of additional salary, bonuses or equity, in an effort to retain those existing employees. Our inability to retain the employees in our key revenue producing businesses could have a material and adverse effect on our business, results of operations and financial condition.

The computer networks at our CDC Games and China.com business units are vulnerable to hacking, viruses, spamming and other disruptions by third parties, which may cause those businesses to lose key clients, expose us to liability for our clients’ losses, or prevent us from securing future business.

Unauthorized or inappropriate use of Internet services or errors or omissions in processing instructions or data available in computer system or databases at our CDC Games and China.com business units could jeopardize the security of confidential information stored in these computer system, which may cause our CDC Games and China.com business units lose key clients, expose us to liability for our clients’ losses and prevent us from securing future business, any of which could have a material adverse effect on our business, financial condition, results of operations and share price.

Unauthorized or inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems (commonly known as cracking or hacking) and repeated transmission of unsolicited e-mail messages (commonly known as e-mail bombing or spamming). The current policies, procedures and configurations for managing the systems at our CDC Games and China.com business units, including their computer servers, may not be adequate to protect these facilities and the integrity of user and customer information. Although CDC Games and China.com implement security measures to protect their facilities and the integrity of their user and customer information, such measures could be ineffective or circumvented.

Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in the services our CDC Games and China.com business units, in addition to the outages that occur in these systems from time to time for various reasons, including power interruptions, errors in instructions, equipment inadequacy, capacity and other technical problems. We do not carry errors and omissions or other insurance covering losses or liabilities caused by computer viruses, security breaches or spamming attacks. Compromises or breaches in the security or integrity of these facilities or customer or user information, or inappropriate use of these Internet services, could subject us, CDC Games and China.com to litigation and could adversely affect our customer base, business, share price, results of operation and financial condition.

Illegal game servers could materially and adversely affect the business, reputation, financial condition and results of operations of our online games segment.

We increasingly face the risks of illegal game servers at our CDC Games business unit. Some Internet cafés have misappropriated our game server installation software. Several competitors have reported instances of Internet cafés installing illegal copies of such competitors’ games on the cafés’ servers and letting their customers play such games on illegal servers without paying for game playing time. Although we have made efforts to shut down illegal game servers across China, the intellectual property enforcement regime in China is not as robust as that of the United States, and we continue to face considerable challenges to enforcing our intellectual property rights. Enforcement actions generally require cooperation from local authorities, which are sometimes unwilling to use their limited resources to enforce the intellectual property rights of national corporations against individuals or companies in their districts. In addition, litigation proceedings are often necessary to enforce intellectual property rights, which can be very expensive. Despite our efforts to shut down illegal game servers, we believe that a significant number of illegal game servers may continue to operate unauthorized copies of our online games. The continued operation of our online games by illegal game servers, or the operation of any new games that we may introduce by illegal game servers, may materially and adversely affect our business, reputation, financial condition and adversely affect our results of operations. We cannot assure you that we will be able to identify and eliminate new illegal game servers and unauthorized character enhancements in a timely manner, or at all.

We rely on software and hardware systems at our CDC Games and China.com business units that are susceptible to failure, and in the event of service operations or other related problems, the operating efficiency and results of operations of these businesses may be adversely affected.

Any system failure or inadequacy that interrupts the services of our CDC Games and China.com business units or increases the response time of these services could reduce user satisfaction, future traffic and our attractiveness to advertisers and consumers. We also depend on Internet service providers and other Web site operators in the PRC and elsewhere that have experienced significant system failures and electrical outages in the past. Our users have experienced difficulties due to system failures that were unrelated to our systems and services. There can be no assurance that our technologies, services and products will not experience interruptions or other related problems, which could affect our operating efficiency and results of operations of these business units.

Many of our servers and routers, including back up servers, are currently hosted by third-party service providers throughout China. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers.

We also have limited system redundancy, and do not have a disaster recovery plan in the event of damage from fire, natural disasters, power loss, telecommunications failures, break-ins and similar events. We may experience a complete system shut-down if any of these events were to occur. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Web sites to mirror our online resources. Because we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for our losses. If we do not increase our capacity and our redundancy, these constraints could have a material adverse effect on our business, results of operations and financial condition.

The successful operation of our online game and internet portal businesses depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our online game and internet portal businesses depend on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are generally the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Risks Relating to Our Class A Common Shares

Our share price could be adversely affected if our major strategic shareholders materially change their holdings in our shares, particularly if the share holdings are not disposed of in an orderly manner.

As of April 30, 2007, Asia Pacific Online Limited, or APOL, beneficially owned 22,104,588 of our common shares, or approximately 19.2% of our total outstanding share capital and Xinhua, through a wholly-owned subsidiary, owned 7,362,734 of our common shares, or approximately 6.4% of our total outstanding share capital. APOL is owned by the spouse of Mr. Peter Yip, our current chief executive officer and Vice Chairman of the Board of Directors, and by a trust established for the benefit of Mr. Yip’s children. There is no guarantee that APOL or Xinhua will continue to hold our shares going forward for any length of time. If APOL or Xinhua disposes, or if our investors expect Xinhua or APOL to dispose of, a substantial portion of their respective holdings in CDC at any time, it could adversely affect our share price. For more information regarding the shareholdings of APOL, Xinhua and other entities, see Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.”

A small group of our existing shareholders control a significant percentage of our common shares, and their interests may differ from those of our other shareholders.

As of April 30, 2007, APOL owned approximately 19.2% of our common shares, Xinhua, through a wholly-owned subsidiary, owned approximately 6.4% of our common shares and Jayhawk Capital owned approximately 5.3% of our common shares. Accordingly, these shareholders, particularly if they act together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including:

•	mergers, consolidations and other business combinations which under the law of the Cayman Islands requires the approval of at least 75% of the shares voting at the meeting;

•	election or non-election of directors which under the law of the Cayman Islands requires the approval of a simple majority of the shares voting at the meeting;

•	removal of directors which under the law of the Cayman Islands requires the approval of at least 66 2/3% of the shares voting at the meeting; and

•	amendments to our memorandum and articles of association which under the laws of the Cayman Islands requires the approval of at least 66 2/3% of the shares voting at the meeting.

As a result, these shareholders, if they act together, may be able to effectively prevent a merger, consolidation or other business combination, elect or not elect directors, prevent removal of a director and prevent amendments to our memorandum and articles of association.

For more information regarding the shareholdings of APOL, Xinhua and Jayhawk, see Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.”

Our share price has been, and may continue to be, extremely volatile, which may not be attractive to investors.

The trading price of our common shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date we completed our initial public offering, or IPO, to December 31, 2002, the closing price of our shares ranged from $1.86 to $73.4375, adjusted for our two stock splits. From January 1, 2003 to December 31, 2006, the closing price of our shares ranged from a low of $2.40 per share on April 15, 2005 to a high of $14.46 per share on July 14, 2003. There is no assurance that our share price will not fall below its historic or yearly low.

The trading price of our Class A common shares is subject to significant volatility in response to, among other factors:

•

investor perceptions of our business, the market performance of our peer companies in the enterprise software business services, online games, mobile services and applications, Greater China portal and advertising and marketing activities businesses, in general;

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

We issued $168 million of senior exchangeable convertible notes due 2011 which we may not be able to repay in cash, could result in dilution to our current stockholders, dilution of our earnings per share, and which contain negative covenants which may have an adverse effect on our business and financial condition .

In November 2006, we issued an aggregate of $168 million of 3.75% senior exchangeable convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act. As of December 31, 2006, the face value of outstanding senior exchangeable convertible notes was $168 million.

Upon the occurrence of certain events, we have the right to redeem the notes, and the investors may demand redemption of the notes by us in the event that no qualified initial public offering by either CDC

Software or CDC Games has occurred on the third anniversary following the issuance of the notes. The notes may be redeemed at par value plus all accrued and unpaid interest; provided, however, that the interest rate shall increase to 12.5% per annum and apply retroactively from the issue date to the applicable redemption date. However, we cannot assure you that we will have enough cash on hand or the ability to access cash to pay the notes if presented for redemption, on a redemption date referred to above or at maturity.

In addition, in connection with our issuance of the notes, we became subject to various negative covenants. We agreed that we will not incur any debt, other than permitted debt, unless after giving effect to such debt: our leverage ratio is less than 6.0 to 1 as reflected in our consolidated financial statements for the immediately preceding four fiscal quarters; our aggregate debt does not exceed 50% of our total capitalization on a consolidated basis as reflected in our consolidated financial statements for the immediately preceding four fiscal quarters; or our consolidated cash flow exceeds two times the sum of consolidated interest expense and capital expenditures during the immediately preceding four fiscal quarters.

Furthermore, we also may not create, assume or incur any mortgage, pledge lien, or other security interest except for certain permitted liens, which include existing liens, intracompany liens, liens over assets of CDC Software to secure a credit facility to CDC Software in an amount not exceeding $30 million, liens securing assets acquired or constructed after the closing to secure the cost of such acquisition or construction, provided such liens do not exceed 80% of the fair market value of the asset, or any lien resulting from renewing extending or replacing a lien.

Pursuant to the negative covenants we are also prohibited from paying dividends to our common shareholders (other than dividends of our common shares) or repurchase any shares of our capital stock or any of our subsidiaries, provided, however, that we may purchase voting equity in any non-wholly owned subsidiary or make purchases pursuant to a stock repurchase program.

The note investors are also afforded anti-dilution protection, a right of first refusal if we, CDC Software or CDC Games intend to offer or sell any of its equity or equity equivalent securities prior to a qualified initial public offering, and have received registration rights with respect to the common shares deliverable upon an exchange of the notes. The negative covenants set forth above may have the effect of limiting our ability to operate our businesses and financial affairs in certain manners, which may have a material, adverse effect on our business, financial condition and results of operations.

We are a “foreign private issuer” and have different disclosure obligations from those of other U.S. domestic reporting companies.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the Securities and Exchange Commission. For example, we are not required to issue quarterly reports or proxy statements. We are allowed six months to file our annual report with the Securities and Exchange Commission instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act of 1933, as amended. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the Securities and Exchange Commission, such as Rule 10b-5.

In general, many of the disclosure obligations required of us as a foreign private issuer are less stringent than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive an equivalent amount of information from us as from other U.S. domestic reporting companies.

We are however, in general, liable for violations of the rules and regulations of the Securities and Exchange Commission which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

We may incur significant costs to avoid being considered an investment company under the Investment Company Act of 1940.

Generally, the Investment Company Act of 1940, or the 1940 Act, provides that a company is not an investment company and is not required to register under the 1940 Act as an investment company if:

•

the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the value of the company’s assets (exclusive of cash items and U.S. government securities) is represented by “investment securities” as defined by the 1940 Act.

We believe that we are engaged primarily and directly in the businesses of providing enterprise software and business services through our CDC Software business unit, on online games through our CDC Games business unit and on mobile applications and internet and media services through our China.com business unit. Also, based upon an analysis of our assets at December 31, 2006 and income for the year ended 2006, during 2006, we do not believe we will be considered an investment company. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company.

If we were to become subject to the requirements of the 1940 Act, our operations and results would be negatively impacted, including among other possible effects, our inability to raise capital through the offer and sale of our securities in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission. Additionally, we would be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming and "investment company" as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the Investment Company Act of 1940, as amended.

We can give no assurances in the future as to our investment company status under the Investment Company Act of 1940.

We believe, although we cannot assure you, that our Class A common shares should not be treated as stock of a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2006. This belief is different than the determinations we have made in previous years, and we cannot assure you that we will not be treated as a PFIC in the future.

We do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2006, based upon our analysis of our assets held at the end of each quarter of our taxable year ending December 31, 2006, and our income for our taxable year ended December 31, 2006. However, the PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules. Accordingly, we cannot assure you that the IRS will not successfully contend, or that a court would not otherwise conclude, that we are a PFIC. Accordingly, prospective investors are strongly urged to consult with their tax advisor as to the effects of the PFIC rules.

Further, the PFIC determination is made annually, and therefore may be subject to change in future years. Thus, we can provide no assurance that we will not be classified as a PFIC in 2007 and beyond. The determination of whether we would become a PFIC in a future tax year would be principally based upon:

•	the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our Treasury portfolio, which is subject to change; and

•	the amount and nature of our income over the course of the year.

We have limited control over these variables and therefore, cannot assure you of our PFIC status for future years.

Further, we may consider additional capital markets or corporate finance transactions in the future. Should we proceed with such offerings, we cannot, at this stage, specify with certainty the timing, amounts or the particular uses of the net proceeds. Depending on the usage of any such net proceeds, we could possibly become classified as a PFIC as a result of such transactions.

If we become a PFIC, U.S. holders, as such term is defined in Item 10.E., “Additional Information – Taxation – Tax Consequences of U.S. Holder,” could be subject to adverse U.S. federal income tax consequences. For further discussion regarding our PFIC status, see Item 10.E., “Additional Information – Taxation – Tax Consequences of U.S. Holders – Passive Foreign Investment Company Status.” U.S. holders are strongly urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Substantial amounts of our common shares are eligible for future sale, which could adversely affect the market price of our shares.

Sales of substantial amounts of our Class A common shares in the public market could adversely affect the market price for our shares. As of March 31, 2007, we had 114,944,204 Class A common shares issued and outstanding, substantially all of which may be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144, which permits resales of securities subject to limitations (including trading volume) depending on the holding period of such securities.

In addition, as we continue to issue and register shares to fulfill our contractual and acquisition-related obligations, and as our employees and other grantees have been or are granted additional options to purchase our common shares, additional shares will be available-for-sale in the public market. We have also granted options to certain of our shareholders, directors and officers to purchase our shares, the vesting of which options may be accelerated upon an occurrence of a change-of-control event. As a result, additional shares may be available-for-sale in the public market. The availability or perceived availability of additional shares could have a dilutive and negative impact on the market price of our shares.

In the future, we may also issue additional shares, convertible notes or warrants to purchase our shares, in connection with acquisitions and our efforts to expand our business. Shareholders could face further dilution from any such future share issuances.

Anti-takeover provisions in our charter documents may adversely affect the rights of holders of our common shares.

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us, in a tender offer or similar transaction.

For example, our board of directors is divided into three classes, each having a term of three years, with the term of one class expiring each year. These provisions have the effect of delaying the replacement of a majority of our directors and make changes to our board of directors more difficult than if such provisions were not in place. In addition, our board of directors has the authority, without further action by our shareholders, to issue up to 5,000,000 preferred shares in one or more series and to fix their designations, powers, preferences, privileges, relative participating, optional or special rights and the qualifications, limitations or restrictions thereon, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. Any or all of the foregoing may be superior to the rights afforded to the holders of our Class A common shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. If our board of directors issues preferred shares, the price of our Class A common shares may fall and the voting and other rights of the holders of our Class A common shares may be adversely affected.

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, and by the Companies Law and common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from, as compared to the U.S., limited judicial precedent in the Cayman Islands and from English common law. Cayman Islands law in this area may conflict with jurisdictions in the United States. As a result, our public shareholders may face more difficulties in protecting their interests in actions against our management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. For instance, the ability to bring a class action lawsuit may not be available to our shareholders as a vehicle for litigating securities matters against us in the Cayman Islands. Further, under Cayman Islands law, shareholder derivative actions may generally not be brought by a minority shareholder. In addition, the shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may have more difficulty in protecting their interests in actions against our management, directors or our shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States court may be limited.

Additionally, the Cayman Islands have a less developed body of corporate and securities laws than the United States.

The Cayman Islands courts are also unlikely to:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or

•	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of foreign court of competent jurisdiction without retrial on the merits.

As a result of the above, our public shareholders may have more difficulty in protecting their interests than they would as public shareholders of a U.S. company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and a substantial majority of our assets are located outside the United States. A substantial portion of our current operations is conducted outside the United States in countries such as Canada, China, Sweden, Australia, the United Kingdom and other countries and territories, and a majority of our directors and officers are nationals and/or residents of countries other than the United States. A substantial portion of any assets these people may hold is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon, and gain jurisdiction over, these persons. In addition, there is uncertainty as to whether the courts of Canada, China, Sweden, the United Kingdom and other jurisdictions would recognize or enforce judgments of U.S. courts obtained against us or these persons that may be based upon the civil liability provisions of the securities laws of the United States or any state thereof. Furthermore, the courts of these countries may refuse to hear cases brought in Canada, China, Sweden, the United Kingdom, or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of its states.

If you are not a registered shareholder and do not hold greater than 10,000 shares, you may not receive our proxy materials or other corporate communications.

We are a Cayman Islands company. As such, we are only required to distribute our proxy materials to our registered shareholders, and not to any shareholders who hold our shares beneficially, through a broker or in a brokerage account. We offer electronic delivery of proxy materials to our registered shareholders, and we mail proxy materials to each registered owner who has not opted to receive materials electronically. You are a registered shareholder if you have an account with our transfer agent, The Bank of New York, and if you hold a stock certificate evidencing your ownership of our common shares. You are a beneficial shareholder if a brokerage firm, bank trustee or other agent holds your common shares. However, your name would not appear anywhere on our records, but rather the name of the broker, bank or other nominee appears on our records as retained by our transfer agent, The Bank of New York. Although we only need to distribute our proxy materials to registered shareholders under Cayman Islands law, we also distribute, but are not required to distribute, proxy materials to beneficial shareholders who hold greater than 10,000 of our shares. In an effort to maintain cost effectiveness, we have, and intend to continue to, mail the proxy materials to those beneficial shareholders who hold greater than 10,000 of our shares. If you are not a registered shareholder and do not hold greater than 10,000 of our shares, you will not receive our proxy materials or other corporate communications. Therefore, if you are a beneficial shareholder and want to ensure that you do receive proxy materials, you are urged to become a registered owner.

We do not intend to pay dividends in the foreseeable future and the holders of our class A common shares may not receive any return on their investment from dividends.

We currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. The holders of our class A common shares may not receive any return on their investment from dividends.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our headquarters and principal executive offices are located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, and our telephone number is 852-2893-8200. Our contact telephone number in Beijing is 011-8610-5129-8700, and in the United States it is (678) 259-8510. We have a website that you may access at http://www.cdccorporation.net. Information contained on our website does not constitute part of this Annual Report.

We were incorporated in June 1997 as China Information Infrastructure Limited, a company limited by shares under the Companies Law of the Cayman Islands and a wholly-owned subsidiary of China Internet Corporation Limited, or CIC, to operate CIC’s Internet portal and related businesses.

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

In March 2000, we listed our subsidiary, hongkong.com Corporation (which has since been renamed to China.com), on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange, by selling approximately 16% of this subsidiary to the public. We received net proceeds of approximately $168.5 million in connection with this listing and sale. We currently continue to own approximately 77% of China.com.

In April 2000, our shareholders approved a second two-for-one share split.

In addition, in April 2000, our shareholders approved the change of our company name to chinadotcom corporation. In April 2005, our shareholders approved a second change of our company name from chinadotcom corporation to CDC Corporation. Concurrently, in April 2005, the shareholders of hongkong.com Corporation approved a change of its name from hongkong.com Corporation to China.com.

Acquisitions and Divestitures

Our goal is to be a global company focused on enterprise software through our CDC Software business unit, online games through our CDC Games business unit, and mobile applications and internet and media services through our China.com business unit. The evolution of our business model has been achieved in large part through strategic acquisitions and investments during the past three fiscal years. We have spent a significant amount of cash and have issued a significant number of our common shares in connection with the strategic acquisitions and investments mentioned below.

The following is a summary of our strategic acquisitions and investments completed since January 1, 2004 organized by business unit:

CDC Software

Enterprise Software Group

Acquisition or Investment	Date	Description
Pivotal Corporation	February 2004	Vertical CRM applications.

Ross Systems, Inc.	August 2004	Extended ERP and SCM applications.

Assets of JRG Software, Inc.	February 2006	On-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS).

c360 Solutions, Inc.	April 2006	Add-on products, solutions and tools for the Microsoft Dynamics CRM platform.

MVI Holdings Limited	October 2006	Real-time performance management solutions for process manufacturers.

Vis.align, Inc.	December 2006	Enterprise solutions and IT services provider based in Pennsylvania.

Respond Group Limited	February 2007	Enterprise class complaints, feedback and customer service solutions.

Saratoga Systems	April 2007	Enterprise CRM and wireless CRM applications.

Business Services Group

Acquisition or Investment	Date	Description
Assets of Horizon Companies, Inc. (51%)	February 2006	Outsourced IT support and consulting services provider based in India, Canada and New Jersey.

DB Professionals, Inc.	June 2006	Outsourced IT support and consulting services provider based in Illinois.

OST International Corporation	June 2006	Outsourced IT support and consulting services provider based in Oregon.

Vectra Corporation (majority interest)	May 2007	Information security consulting services, managed services and enterprise security solutions.

CDC Games

Online Games

Acquisition or Investment	Date	Description
Equity Pacific Limited (holds Beijing 17Game Network Technology Co., Ltd.) (1)	March 2006	17game is a leading massive multiplayer online role-playing games (MMORPG) provider in the China market.

Acquisition or Investment	Date	Description
Gorilla Banana Entertainment Corp.	January 2007	Independent online games development company in South Korea (minority equity investment and distribution rights).

Auran Holdings Pty Ltd	March 2007	Developer of online games in Australia (minority equity investment and revenue sharing rights).

MGame Corporation	March 2007	Leading developer of online games in South Korea (minority equity investment and distribution rights).

Guangzhou Optic Communications Co., Ltd., or “Optic” (2)	June 2007 (2)	A leading online games company in the PRC.

(1)	In March 2006, a subsidiary of China.com acquired the remaining 52% of Equity Pacific Limited, or Equity Pacific, which ultimately owns Beijing 17game Network Technology Co Limited, or 17game, amongst other subsidiaries. 17game was transferred to CDC Games in December 2006 in connection with our internal restructuring.
(2)	In June 2007, our subsidiary, CDC Games Holdings Limited entered into a binding term sheet pursuant to which we intend to acquire all of the registered capital of Optic and all of the issued and outstanding capital of its related wholly owned foreign enterprise from Bonarich Enterprises Ltd,, a subsidiary of CITIC Pacific Limited.

China.com

Mobile Services

Acquisition or Investment	Date	Description
Group Team Investments Limited (holds Beijing He He Technology Co. Ltd.)	May 2004	Operates Go2joy, is a mobile value-added services and applications provider in China with partnerships with media companies in China.

Unitedcrest Investments Limited (holds Shenzhen KK Technology Ltd.)	June 2005	Mobile value-added services and applications provider in China which specializes in nation-wide WAP businesses.

Timeheart Science Technology Limited	November 2006	Provider of MVAS products through personal digital assistants (PDAs), wireless application protocol (WAP), multimedia services (MMS), interactive voice response (IVR) and media stream, in China.

We continually seek to acquire companies that support and expand our current business models. Our acquisitions are typically financed through a combination of cash and our common shares.

In July 2006, we filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission regarding our proposed public tender offer to purchase all of the outstanding shares of common stock, together with all associated rights, of Onyx Software Corporation for $5.00 per share, net to the seller in cash, subject to certain terms and conditions. On July 25, 2006, we announced that we terminated our previously announced offer.

B.	Business Overview

CDC Corporation, with facilities in the PRC, Southeast Asia, North America, Europe and Australia, is a global provider of enterprise software, online games, mobile services and applications and internet and media services. We report operating results in five business segments, “Software,” “Business Services,” “Online Games,” “Mobile Services and Applications” and “Internet and Media”. During 2005, we reorganized these segments into two core business units, CDC Software and China.com., and during 2006, we added a third core business unit, CDC Games. The operations of Software and Business Services are included in the CDC Software business unit, the operations of online games are included in the CDC Games business unit and the operations of Mobile Services and Applications and Internet and Media are included in the China.com business unit.

CDC Software Business Unit

Our Business

CDC Software is a leading global provider of specialized enterprise software applications and complementary business services to customers in select industries, which we refer to as our targeted vertical industries. Companies in our targeted vertical industries generally have specific and complex business needs and often are subject to specific and extensive regulatory requirements. We believe that our enterprise software applications address our customers’ critical, industry-specific requirements more reliably and more cost-effectively than conventional enterprise software applications. We also offer a full range of complementary business services, including information technology, or IT, and outsourcing services, that span the lifecycle of our customers’ technology investments.

We conduct our business through our Enterprise Software Group and our Business Services Group. Through our Enterprise Software Group, we offer enterprise software applications that are designed to deliver industry-specific functionality. We believe our products help our customers establish and maintain a competitive advantage by allowing them to reduce the cost of their operations, gain visibility needed for continuous business improvement and ensure their regulatory compliance. Our products can be rapidly deployed, configured and upgraded easily, and are intuitive to learn and use. We believe these factors lower our customers’ total cost of ownership and increase their return on investment.

CDC Software’s principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers in the food and beverage, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management; and

•

Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes, such as the financial services, homebuilding and real estate, general manufacturing and healthcare industries.

Through our Business Services Group, we offer IT and business services to help our customers optimize their business processes and maximize the value of their IT expenditures. Our IT and business service offerings include industry advisory, business process improvement, implementation and outsourced hosting and application management services. Our customers make significant investments when they purchase enterprise software applications, whether from us or other software vendors, to run many critical business processes for years to come. Our broad range of IT and business services helps our customers protect and extend the value of those investments by offering them ways to improve and enhance their IT systems and business processes. We assist our customers in implementing software and in fine-tuning their IT infrastructure, including processes, systems and personnel management.

As of March 31, 2007, products and services had been purchased by over 6,000 companies worldwide. For the year ended December 31, 2006, the CDC Software Business Unit generated total revenues of $240.9 million and net income of $4.0 million. Our Enterprise Software Group and our Business Services Group accounted for 73% and 27%, respectively, of these 2006 revenues.

Enterprise Software Group

Overview

CDC Software’s Enterprise Software Group provides a diverse portfolio of sophisticated enterprise software applications for mid-sized enterprises and divisions of larger enterprises in its targeted vertical industries. Revenues from the Enterprise Software Group were $175.5 million in 2006, which constituted 73% of CDC Software’s total revenues during that period.

CDC Software’s integrated suite of enterprise software applications help its customers improve efficiencies and profitability through company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, general manufacturing, logistics, human resources, marketing, sales and customer service. While most of our products are available as licensed applications installed at our customers’ facilities, some of our products are available on a subscription basis over the Internet. Over time, we intend to make more of our products available in a SaaS format. We complement our products with a range of business services that promote a lower total cost of ownership and faster return on investment. The following chart summarizes our vertically focused products and services:

CDC Software’s products and services are designed to meet the specific needs of its targeted vertical industries by addressing the unique challenges facing those industries. Some of our industry-specific solutions include:

Selected Targeted Vertical Industry	CDC Software Industry-Specific Solutions
Financial services

•        Help differentiate product offerings

•        Increase sales effectiveness by managing indirect relationships with deal influencers

•        Build customer loyalty by offering unique, personalized services

•        Improve customer experience with coordinated interactions across all departments

•        Measure and track expenses and profitability of individual agents and brokers

•        Increase data accuracy and accessibility

•        Streamline time-intensive processes to reduce costs

•        Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Homebuilding and real estate

•        Attract more high-quality leads

•        Shorten sales cycles by simplifying and streamlining the sales process

•        Enable delivery of high-quality customer service during the sales process

•        Facilitate the management of warranty claims and repairs

•        Drive measurable increases in referrals and repeat business

Food and beverage

•        Streamline operations and SCM functions to reduce costs and improve profits

•        Cost-effectively respond to increasing demands of big-box retailers and large distributors

•        Manage complex sales and distribution networks

•        Streamline regulatory compliance

•        Ensure consistent safety and quality of product

•        Ensure brand protection

•        Manage recalls and mock recalls

•        Increase product line profitability

•        Optimize production and inventory planning

•        Provide customer self-service

•        Manage recipes

•        Control inventory

•        Facilitate complex product costing

Pharmaceutical and biotechnology

•        Streamline regulatory compliance

•        Monitor, track, control, validate and audit critical resources and activities across the manufacturing and distribution processes

•        Maintain control and ensure product safety and quality while taking advantage of the industry trend toward outsourced and offshore manufacturing

•        Ensure brand protection

•        Manage recalls and mock recalls

•        Optimize production and inventory planning

•        Provide customer self-service

•        Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Selected Targeted Vertical Industry	CDC Software Industry-Specific Solutions
Chemicals

•        Streamline operations and SCM functions to reduce costs and improve profits

•        Optimize production and inventory planning

•        Manage complex sales and distribution networks

•        Facilitate automated monitors and reporting to efficiently demonstrate compliance

•        Maintain control and ensure product safety and quality while taking advantage of the industry trend toward toll processing and outsourced and offshore manufacturing

•        Optimize value of capital investments in production equipment and warehouse capacity

General manufacturing

•        Accelerate time to market for new products

•        Increase sales effectiveness by managing indirect relationships with deal influencers, such as doctors

•        Increase margins through improved price quoting and discounting

•        Coordinate the management of extended sales teams including direct, wholesales and distributors

Healthcare

•        Gain insight into individual client requirements and expectations

•        Improve data quality and management visibility

•        Improve the profit potential of each client

•        Coordinate services more consistently and effectively across all departments

•        Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Metals and natural products (forest and agricultural products)

•        Streamline operations and SCM functions to reduce costs and improve profits

•        Minimize operating costs and maintain control while taking advantage of the industry trend toward outsourced and offshore manufacturing

•        Respond to increasing need to outsource to meet cyclical demands

•        Enhance customer service as a differentiator

•        Improve productivity

•        Optimize value of capital investments in production equipment and warehouse capacity

Enterprise Software Applications and Services

CDC Software’s enterprise software applications and services include the following:

Enterprise Resource Planning (ERP). Our ERP products help provide the control and visibility needed throughout a customer’s operations to improve profitability and fulfill customer demand. For companies that produce and package products through recipe and formula-based processes, our ERP solutions help process manufacturers manage manufacturing operations with dynamic forecasting and scheduling, formula-based production and yield management, quality control, inventory management, complex product costing, and streamlined regulatory compliance.

Supply Chain Management (SCM). Our SCM products enable process manufacturers to plan and forecast proactively, optimize production schedules for low-cost and high-quality customer service, minimize inventory investments, and streamline distribution operations. We also offer a complete set of SCM products for distribution intensive companies that support demand-driven fulfillment in multi-company, multi-site, multi-channel environments, such as for retailers (grocery stores, specialty goods and direct merchant retailers), wholesalers (pharmaceutical and over-the-counter drug distributors) and consumer goods manufacturers, which have high volumes of order transactions and fast-moving products.

Customer Relationship Management (CRM). Our CRM products help our customers establish and maintain profitable long-term business relationships with their customers by integrating information from the entire enterprise and increasing efficiencies within the sales, marketing and service functions to create one unified business network connecting employees, partners and customers. Our products are highly configurable, enabling companies to cost-effectively adapt and integrate the application to fit their unique business processes.

Manufacturing Operations. Our manufacturing operations applications help companies optimize the efficiency and effectiveness of their factories. These applications are integrated with and complement our ERP and SCM products, and also fill the manufacturing operations void in ERP, SCM and manufacturing execution systems from our competitors. Our manufacturing operations applications combine finite factory scheduling with real-time performance management and business intelligence to enable continuous improvement, optimization of operational resources and change management for manufacturing operators, engineers, technicians and management personnel.

Human Resource Payroll (HRP). Our HRP solutions, which are currently only offered in China, focus on automating processes to enable an organization to improve business results and increase workforce performance by leveraging technology and applications to manage and mobilize a unified, global workforce. Our HRP solutions streamline the human resource management process, increase work efficiency, and support strategic decision-making. Our customers are able to automate routine daily tasks such as payroll processing, attendance, and benefits tracking, giving them more time and information to implement strategies that align the workforce with their organization’s strategic goals.

Business Analytics (BA). Our BA applications help to empower organizations with convenient access to information, reporting and analysis capabilities, and budget and planning systems. These tools help to convert large volumes of data collected and stored by the business into meaningful and multi-dimensional reports and analyses for use in decision-making. These applications are sold as complementary applications to our ERP, SCM, CRM and manufacturing operations solutions.

The following table sets forth the core components of CDC Software’s various solutions:

ERP	SCM	CRM	Manufacturing Operations	HR Payroll (China)	BA

•        Financial Management

•        Manufacturing Management

•        Quality Management

•        Regulatory Compliance

•        Materials Management

•        Inventory Control

•        Maintenance Management

•        Business Analytics

•        Data Collection

•        Supplier Management

•        Demand Planning

•        Replenishment Planning

•        Vendor Managed Inventory

•        Sales and Operations Planning

•        Production Scheduling

•        Radio Frequency Identification (RFID)

•        Planning

•        Execution

•        Analytics

		• Sales • Marketing • Service • Partner Management • Analytics • Mobile CRM • Complaint and Feedback Management • Add-on products to Microsoft Dynamics CRM	• Finite Factory Scheduling • Real-Time Performance Management • Reporting and Analytics	• Human Resources • Payroll Administration • Attendance Tracking • Employee Self-Service	• Reporting • Analysis • Budget • Planning

Professional Services

Our Enterprise Software Group offers a variety of professional services to customers that use our enterprise software applications. These services cover the full range of business optimization requirements, including industry advisory services, business process improvement services, traditional implementation services, tuning/optimization services and outsourced hosting/application management services.

The following diagram illustrates the range of professional services we are able to offer to match up with the continuum of customer needs.

The Professional Services Continuum

	“What industry best practices should we adopt?”	“Please assist us in designing our business processes.”	“Please lead the overall implementation effort.”	“My system isn’t running well; help me figure out what is wrong.”	“Take care of our CDC Software solution for me.” “Can you manage my other applications?”

Business Optimization Spectrum

×	Strategy	Design	Implement	Enhance	Outsource	➢

	Industry Advisory Services	Business Process Improvement Services	Software Implementation Services	Tuning and Optimization Services	Hosting and Application Management

Generally, these professional services are offered on a time and expense reimbursement basis, although there has been an increasing trend to perform such services for a fixed fee.

•

Industry Advisory Services. Industry advisory services involve working with clients to understand their business issues and to identify and document achievable technical solutions to provide tangible business improvements, often by identifying and implementing industry best practices as part of the clients’ processes. Utilizing professionals with specific industry expertise, we offer independent analysis and advice to help customers plan, evaluate and select the processes necessary to form an effective business solution. This process often requires us to become involved in other aspects of our clients’ businesses, such as business planning, financial modeling and defining and documenting business requirements.

•

Business Process Improvement Services. Business process improvement services involve working with clients to design and document business processes that drive tangible business improvements. Our business consultants work with clients to produce an in-depth analysis of the client’s specific needs and prepare detailed plans that list the step-by-step procedures that will form a business process.

•

Software Implementation Services. Software implementation services seek to achieve timely and successful implementation of business systems usually involving one or more of our software products. These services include evaluating and managing the client’s needs by supplying custom application systems, custom interfaces, data conversions and system conversions. Our consultants participate in a wide range of activities, including software design and development. In addition, we also provide implementation services focused on networking and database administration.

•

Tuning and Optimization Services. Tuning and optimization services focus on improving the coordination and operation of our clients’ disparate business systems so that all of the processes are seamless, smooth and efficient, and the system provides all of the business information that clients require quickly and accurately. As part of these services, we typically assist clients in the integration of multiple software products across multiple existing systems. Because businesses have often deployed disparate enterprise systems over time to support sales, services, accounting, manufacturing, human resources and order processing, our tuning and optimization services seek to unify the multiple systems and unlock the information in these separate databases.

•

Hosting and Application Management. Hosting and application management involves offering clients a variety of managed IT services, including outsourcing, facilities management and hosting strategic business processes. Hosting and application management offers a practical alternative for organizations wanting to concentrate on core business activities rather than devote limited resources to IT matters. Specific services we offer include hosting enterprise software applications for clients on our servers, providing outsourced desktop and data management services, providing help desk support to a client’s employees, leasing and supporting IT assets such as computers and printers, and acting as a strategic source for certain segments of a client’s IT infrastructure (such as second level support beyond the help desk). In addition, we provide outsourced application development services to our clients, including designing, developing, testing and deploying custom software applications.

Other Professional Services Provided by the Enterprise Software Group

To enable our customers to get the most out of our enterprise software applications, we also offer client support and education services to our customers.

Customer Support. We seek to ensure that our customers quickly and easily find answers to questions or issues related to their enterprise software applications. We provide customer support through a variety of media, including web-based support, e-mail, telephone support, technical publications and product support guides. These media allow our customers to conveniently and effectively acquire the information they desire. Customer support works closely with our customers’ internal support teams to assist our customers in their use of our solutions. Generally, our customer support is provided under the maintenance provisions in our license agreements for an annual fee, which is based on a percentage of the software license fees. Customers are typically required to purchase customer support for at least one or two years when they enter into a license agreement. Standard maintenance agreements generally entitle a customer to certain product upgrades and product enhancements, as well as access to our staff. In addition to standard support, we continue to expand our offerings to include remote services and extended technical support.

Education Services. We seek to ensure that our customers effectively adopt and use their enterprise software applications by delivering education and training services that fit each customer’s business needs. Education services are offered to customers as standard or customized classes at our education facilities or at the customer’s location.

Business Services Group

Overview

CDC Software’s Business Services Group provides many of the same business optimization services offered by our Enterprise Software Group to customers that do not use our enterprise software applications. The Business Services Group assists customers to achieve the highest value for their IT expenditures by either providing our customers with more value-added services for the same cost or the same value-added services for a lower cost. These services are generally offered on a regional basis in the United States and Australia. In order to provide more cost-effective services while maintaining a high quality of service, our Business Services Group utilizes both locally based professional services staff who can interact with a customer’s staff on-site, as well as “off-shore” professional services staff typically located in India or China. By offering these services, we form relationships with these customers and often identify needs that can be addressed with our enterprise software applications.

Revenues from CDC Software’s Business Services Group were $65.3 million in 2006. As a percentage of total revenues, revenues from the Business Services Group constituted 27% of CDC Software’s total revenues in 2006.

Customers

CDC Software’s enterprise software customers operate in process-intensive industries, such as the food and beverage, pharmaceutical and biotechnology, chemicals, metals and natural products industries, and in other industries that are characterized by complex customer relationships, such as the financial services, homebuilding and real estate, general manufacturing and healthcare industries. We believe customers in these industries benefit from vendor solutions that address their industry and business specific needs, such as the ability to make modular purchase decisions, the availability of risk-mitigating implementation services and strong configuration support. As a result, our products often suit mid-sized enterprises and divisions of larger enterprises in our targeted vertical industries. As of March 31, 2007, over 6,000 customers worldwide had purchased our products.

Within the Business Services Group, we target “Fortune 1000” and other large companies doing business in the telecommunications, chemical, oil and gas, pharmaceutical, consumer product, utility, insurance, banking and finance, entertainment and IT sectors. Because many of our target customers for business services are also in our targeted industries for enterprise software, we seek to cross-sell both enterprise software applications and business services between the two customer bases in addition to leveraging our industry expertise and knowledge gained between the two lines of business.

During 2006, CDC Software’s top ten (10) customers accounted for 15% of its total revenues. No customer accounted for more than 10% of CDC Software’s total revenues in 2005 or 2006.

Sales

We sell our products and services through a variety of methods, including our direct sales force, our channel partners and distributors, and, for certain products, through our websites. Our direct sales force is organized by vertical industry and is primarily concentrated in the United States and Western Europe. As of February 28, 2007, we had approximately 250 employees engaged in direct sales.

In addition to our direct sales force, we sell our products through partners and distributors. These partners include value-added resellers, original equipment manufacturers, consulting and professional services companies, progressive product development organizations, and regional consulting and sales agents that meet certain criteria. Our partners and distributors pay us royalties on the sales of products and maintenance services. As of February 28, 2007, we had approximately 20 distributors, principally located outside the United States, that distribute our enterprise software products. In addition, we sell add-on products, solutions and tools for the Microsoft Dynamics CRM platform both directly through an online store and through more than 600 authorized reseller partners worldwide.

Franchise Partner Program

CDC Software has established a Franchise Partner Program, or FPP, and has allocated an aggregate of $20 million for investment in channel partners to establish strategic relationships to accelerate mutual business expansion. We select participating partners in high-growth geographies including Eastern Europe, the Middle East, Latin America, India and China. For participation in the FPP, we seek partners with long-standing, successful track records in ERP, SCM and CRM. Additionally, we consider the more than 600 authorized distribution partners of CRM add-on products, industry-specific CRM solutions and CRM development tools for Microsoft Dynamics CRM. Our investments, made through equity investments, lines of credit or a combination of these, are used to help these partners grow their businesses through expanded marketing and sales programs, accelerated product localization and improved local support and services.

To date, we have entered into agreements under the FPP with Business T&G Group and CMT Latin America, in Latin America, and have also acquired Brilliant Training and Consulting in Australia.

Marketing

In support of our sales force, partners and distributors, we conduct a variety of marketing programs, including telemarketing, direct mailings, online and print advertising, seminars, trade shows, public relations and on-going customer communication. We are engaged in a significant marketing effort using online channels including web-based seminars, online newsletters, and electronic direct mail. Additionally, we participate in industry, customer and analyst events, and hold local events to better meet the needs of prospects, partners, distributors and customers around the world. We also hold an annual global users conference as a forum to bring together users of our products to present upcoming products and releases, share success stories and best practices and obtain feedback from our customer base on the quality of our products and services, as well as ideas for improvements and future upgrades.

We also conduct communications programs to establish and maintain relationships with key trade press and industry analysts. We have customer marketing teams targeted at working directly with our customers to obtain feedback and to track ongoing customer success stories. We also hold joint web events with marketing partners and others, co-author business papers, and create and publish other materials that are of value to our customers and partners in making a decision to purchase one of our products.

Product Development

To meet the increasingly sophisticated needs of our customers in our targeted vertical industries and address potential new markets, we strive to invest in, and enhance the functionality of, our existing product offerings and related services and develop new product solutions. During 2006, CDC Software spent $18.1 million on research and development activities.

Our development process involves a system where we obtain product input from a variety of sources, including product and design forums, specialty industry groups, market trends, changes in industry and regulatory requirements and customer surveys. The input is conveyed through internal product boards, made up of technical, sales and marketing personnel, that provide advice to the product manager who then produces a product plan. Generally, under the product plans, specific major new releases are made every 12 to 18 months, with minor product releases on a six-month basis.

Under this product development model, decisions regarding the direction of CDC Software’s product lines are made locally, with the actual development work being increasingly moved off-shore. Generally, the expert knowledge of the functionality of our products and the needs of our customers is located in Atlanta, Georgia for the enterprise and departmental solutions for process manufacturers and in Vancouver, British Columbia, Canada for the vertical CRM products. Our software development capabilities, however, are located principally in China and India. We have established a software development center in Shanghai, China to develop its enterprise and departmental solutions for process manufacturers and a software development center in Bangalore, India to develop its vertical CRM products, both of which have achieved Microsoft Gold Certification. As of February 28, 2007, CDC Software’s software development centers in China and India employed approximately 115 and 113 development personnel and 52 and 91 consultant personnel, respectively. This shift has enabled CDC Software to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By managing its own internal development centers, rather than outsourcing to third parties (as is frequently practiced in the software industry), we believe we have maintained better control over product quality and development schedules.

Development activity during 2006 covered a range of evolving functionality enhancements to present releases of CDC Software’s products, including the following:

•

Q1 2006. New products launched supported the growing need for mobility among our customers. A new CRM handheld solution provided mobile access to CRM data and functionality via BlackBerry Wireless Handheld devices. The extended ERP application was enabled with additional mobile support to streamline automated collection of manufacturing and inventory information using PocketPC devices. Additionally, the inventory and warehouse management applications were enabled with radio frequency identification, or RFID, support for customers in the food, pharmaceutical and consumer products industries.

•

Q2 2006. New products launched furthered our commitment to providing leading applications for our targeted vertical industries. These new applications include CRM 5.9, which provided greater usability for end users to quickly navigate to the information they need, and increased flexibility for tailoring the solution to implement complex business practices. Additionally, CRM 5.9 included a BlackBerry Wireless Handheld mobile application, Call Scripting for automating customer interactions, and other significant customer-driven enhancements. Homebuilding 5.7 and Manufacturing 2.1 were also launched to address additional industry-specific requirements. An Enterprise Performance Management, or EPM, application relating to our inventory module was launched to provide our process manufacturing customers with visibility into key inventory performance indicators and business drivers. This added to the EPM sales and EPM manufacturing applications that had been previously launched. Additionally, version 5 of the OnePlan SaaS planning and scheduling applications was made available, which added and improved functionality to increase visibility, improve scheduling and add collaborative features.

•

Q3 2006. New products launched included Warehouse Voice, a software package for voice recognition technology applied to warehouse operations, which provides advanced, hands-free voice-driven picking functionality suited for fast-paced, high-volume and harsh environments, such as cold storage. Also released was a new version of a SCM solution that included enhancements for global supply chain planning, simplifying configuration and reducing implementation time and improving synchronization between planning and execution.

•

Q4 2006. International versions of the CRM products were released, including French and Japanese versions of Pivotal 5.9, and a French version of our latest applications for the financial services vertical industries. Also, version 10 of the IMI suite was released. This latest version includes performance and usability improvements in IMI Replenishment, and new applications for transportation and analytics that assist companies with distribution-intensive operations to create competitive advantages based on improved productivity, operational reliability and cross-enterprise visibility.

Competition

Enterprise Software Group

The enterprise software industry is very competitive and subject to rapid technological change. A number of companies offer products that are similar to our products and target the same vertical industries as us. In addition to competing with the internal IT departments of our customers, our major competitors in each of our targeted vertical industries include:

•

For extended ERP and SCM in the food and beverages, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries: Epicor, Infor, Lawson, Manhattan Associates, Microsoft, Oracle, QAD, Sage, SAP and various other small vendors.

•

For vertical CRM in the financial services, homebuilding and real estate, general manufacturing, and healthcare industries: Made2Manage, Microsoft, NetSuite, Oracle, Sage, Salesforce.com, SalesLogix, SAP and various other small vendors.

•	For SCM in the distribution industries: i2, Infor, Logility, Manhattan Associates, Oracle and SAP.

•

For HRP: Oracle, SAP, Taleo and various local providers in the Greater China market, including Cityray Technology, BenQ Group, Kingdee International Software Group, Shanghai Kayang Information System, Strategy Software Systems, UFIDA Software and Vanguard Software.

Business Services Group

The IT services industry is highly competitive and rapidly changing as customers’ needs are constantly evolving. We compete with firms that range from large global IT consulting firms such as Cambridge Technology Partners, Infosys, Syntel and Wipro, to IT services divisions of large diversified technology companies such as IBM Global Services. In addition, we also compete with the internal IT departments of our customers, as well as several niche services providers that specialize in a geographic market or vertical segments.

CDC Software’s Competitive Strengths

We believe the principal competitive strengths of CDC Software include the following:

We have developed sophisticated products for our targeted vertical industries. We believe that sophisticated buyers seek solutions that are closely tailored to their industry-specific requirements. We believe this demand creates significant advantages for us relative to our competitors that offer generalized enterprise software applications that require significant customization. Our enterprise software applications are industry-specific and allow businesses to immediately benefit because our solutions do not require extensive, costly customizations in order to meet an individual customer’s industry-specific business needs. We believe these competitive advantages have led to our competitive win rates which, in 2006, ranged from 40% to 60% in our targeted vertical industries, namely financial services, homebuilding and real estate, food and beverage, pharmaceutical and biotechnology and chemicals. This compares favorably to typical competitive win rates, which we believe range from 20% to 25% for generalized enterprise software applications vendors.

Our products can be implemented rapidly, configured and upgraded easily, and are intuitive to use, which helps lower our customers’ total cost of ownership and increase their return on investment. Because our enterprise software applications incorporate the unique functionality required by customers in our targeted vertical industries, they can be implemented without the significant customization that is typically required for conventional enterprise software applications. Our applications often require limited configuration, resulting in significant time and cost savings, particularly for mid-sized companies that do not have large IT staffs or budgets for software customization. Beyond initial implementation, our products provide benefits over the lifespan of our customers’ IT systems. An enterprise software application typically undergoes four to five major release upgrades during its eight to ten year lifecycle. Conventional enterprise software applications that have been highly customized typically require rebuilding and retesting with each upgrade. The effort and cost of these upgrades for the customer may rival those of the initial implementation. Because our enterprise software applications require less customization during initial implementation, the complexity of subsequent upgrades is greatly reduced, saving time and money for customers and enabling them to take advantage of software updates. Furthermore, because our applications are designed to meet industry-specific requirements, end-user training requires fewer staff and is less expensive and time-consuming. We believe our products are also more intuitive to use than conventional enterprise software applications, which helps to lower start-up training and deployment costs.

Our products are scalable to meet the needs of growing businesses. Many of our customers require products that support growing numbers of employees, customers and partners. Our enterprise software applications are designed to enable our customers to expand their use of our products as their businesses grow by adding servers without having to re-implement software or retrain personnel. This improves product performance, enables our products to support larger numbers of concurrent users at lower cost, thereby protecting our customers’ original investment in our products and provides us with ongoing revenue streams as our customers grow.

Our sales and marketing personnel have significant industry expertise in our targeted vertical industries. In the current market environment, we believe buyers are not only seeking tailored solutions, but also long-term business partners who understand and are familiar with the unique and evolving challenges of their industries. In order to address this need and to more effectively develop, enhance and sell our industry-specific solutions, we have sought to attract and retain personnel with substantial experience in the industries we target. Our industry experts understand our customers’ specific business concerns, resulting in a more effective sales force than those of our competitors who sell their products through a generalist sales force. Additionally, due to our focus on offering industry-specific solutions, we believe that our marketing programs are significantly more cost-effective than those of our generalist competitors.

We have a global, diverse and growing base of highly satisfied customers. Our enterprise software applications have been purchased by over 6,000 companies worldwide as of February 28, 2007, and our customer base is growing. We believe that the industry focus and expertise of our personnel, combined with the fact that our applications are designed to meet the specific requirements of our targeted vertical industries, have led to competitive win rates with new customers that are significantly higher than those of our generalist competitors. During 2006, we signed 55, 61, 68 and 90 new enterprise software customers during the first, second, third and fourth quarters of the year, respectively, which accounted for approximately 43%, 49%, 46% and 54% of our total software license revenues during those periods. We believe that this organic growth and high percentage of software revenues from new customers is unusual among established enterprise software companies and is an important building block for our continued success. During 2006, approximately 56.4% of CDC Software total revenues were generated in North America, approximately 27.4% in Europe, the Middle East and Africa and approximately 16.2% in the Asia/Pacific region. Our global and diverse customer base helps ensure that we are not dependent on any single customer, industry or geographic region. Existing customers accounting for approximately 90% of our maintenance revenue in 2006 renewed their maintenance contracts. We leverage this high degree of satisfaction to support our marketing and sales programs through customer case studies, media interviews, speaking engagements and sales references to generate additional leads and sales.

Our business services address a wide spectrum of IT and business needs, create additional cross-selling opportunities and enable us to become a strategic consultant to our software customers and other companies, which helps to build lasting relationships. Our business services offerings extend beyond software implementation, support and maintenance services typically offered by software companies. In addition to these basic services, we also offer industry advisory services, business process improvement services and outsourcing services, such as help desk support, desktop management, enterprise software application management, asset management and custom software development. We also proactively sell additional IT and business consulting services to them. Through these services, we develop advisory relationships with our customers, increasing the value we provide and strengthening our competitive position with each account. We also gain early insight into additional software requirements of our customers and create opportunities to cross-sell additional enterprise software applications.

CDC Software’s Growth Strategy

Our goal is to be an integrated global enterprise solutions company offering a complete range of software products to meet the needs of large and mid-sized enterprises in our targeted vertical industries. We also seek to provide high quality, affordable value-added services that complement our product offerings and enable our customers to enhance their IT use. The key elements of our growth strategy are to grow our business organically and through selective acquisitions. Specifically, we intend to:

Continue to expand and enhance our industry-specific products and expertise to strengthen our competitive advantages. We will continue to focus on offering high-quality solutions to our customers to address their specialized business, industry and regulatory requirements at an affordable cost. While our software license revenues from new customers averaged between 40% to 50% of our total software revenues during 2005 and 2006, we intend to leverage our industry expertise to increase the percentage of software sales from new customers. As a result, we intend to:

•	develop broader and deeper product functionality to address our customers’ expanding requirements;

•	attract and retain employees with business and product expertise in our targeted vertical industries;

•	develop additional geographically-specific functionality to address the increasingly local requirements of our customers and enable their expansion on a global basis; and

•

provide additional delivery models, such as Software as a Service, or SaaS, to address the preferences of our customers, so that applications suitable for delivery in this manner can be accessed over the Internet on a subscription basis.

Capitalize on cross-selling opportunities into CDC Software’s installed customer base. As of February 28, 2007, CDC Software’s enterprise software applications and services had been purchased by over 6,000 companies worldwide. However, because the licensing and implementation of software solutions involve a significant capital investment, many customers may not purchase all of the modules or applications offered to optimize their business at one time. Therefore, CDC Software’s large, global customer base provides a significant opportunity to sell new software products, upgrades for existing applications and complementary business services. CDC Software’s sales force has specific sales and marketing personnel dedicated to penetrating its installed customer base. In addition, CDC Software’s business services customers include many companies that are not currently customers of the enterprise software applications, which presents opportunities to sell enterprise software applications to business services customers in targeted vertical industries.

Enhance customer relationships. With the broad range of services offered by the Business Services Group, CDC Software seeks to enhance customer relationships. CDC Software offers capabilities to address the broader strategic issues its customers face as their industries evolve, such as identifying leading industry practices and designing such processes into their systems. CDC Software also offers additional technical capabilities to enhance its customers’ existing systems or even operate their IT systems on an outsourced basis. We believe this expanded relationship with customers across the spectrum of their IT needs will increasingly become the trend and expectation of purchasers of strategic IT systems.

Selectively pursue acquisitions. We intend to continue to selectively pursue acquisitions to expand our product and service offerings, extend our geographic reach and grow our customer base. Since 2003, we have consummated over 15 acquisitions, many of which have added additional capabilities and functionalities to our software products.

Target emerging markets for enterprise software applications. We believe that lower cost geographies, such as China and India, represent strong growth markets for enterprise software applications as many companies continue to relocate their operations to those regions due to lower overhead and labor costs. CDC Software intends to target opportunities in these emerging markets, as well as opportunities in Latin America and Eastern Europe. In particular, we believe CDC Software is well positioned to take advantage of the experience and infrastructure of our family of companies in China. We believe CDC Software’s enterprise software applications will have competitive advantages in its targeted vertical industries in these emerging markets.

Expand CDC Software’s in-house software development, services and support centers located in China and India. CDC Software performs increasing amounts of its software development, services, and support functions at its in-house development centers located in China and India. While CDC Software’s product development decisions are made locally, the actual development work has been increasingly moved offshore. Specifically, CDC Software has established a software development center in Shanghai, China to develop its enterprise and departmental solutions for process manufacturers and a software development center in Bangalore, India to develop its vertical CRM applications, both of which have achieved Microsoft Gold Certification. This shift has enabled CDC Software to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By establishing these offshore development centers, we believe that CDC Software maintains better control over product quality and development schedules than its competitors that have outsourced their development work to third parties. Additionally, locating some of CDC Software’s service and support activities offshore allows CDC Software to provide those functions more cost effectively while maintaining quality levels.

Expand into new vertical industries. CDC Software has been successful by focusing on its targeted vertical industries, and intends to expand into new vertical industries where it can establish a competitive advantage. Such expansion may either occur through strategic acquisitions or through internal product development. We expect that these new target vertical industries will have characteristics similar to existing vertical industries, such as those characterized by complex customer and partner relationships, intricate regulatory requirements and/or sophisticated processes and procedures.

CDC Games Business Unit

Overview

Our CDC Games business unit pioneered the “free-to-play, pay for virtual merchandise” business model for online games in China, and is a leading operator of online games in China. CDC Games’ online game, Yulgang, was the first free-to-play, pay-for-virtual merchandise online role playing game launched in China. Since its launch in July 2005, Yulgang has reached approximately 348,000 peak concurrent users and grown to approximately 42.9 million registered users as of December 31, 2006.

CDC Games has experienced significant revenue and earnings growth since it was formed in the third quarter of 2005. Online game revenues were $26.8 million for the year ended December 31, 2006 and net income from our online games segment was $10.6 million for the year ended December 31, 2006. The revenue of Equity Pacific, the operating arm of CDC Games was approximately $32.6 million in 2006, which represented an increase of 420% from approximately $6.3 million in 2005.

As a percentage of total revenues, revenues from our online games segment constituted 8.7% of total revenues in 2006.

CDC Games’ Products

CDC Games offers massive multiplayer online role playing games, or MMORPGs and massive multiplayer online games, or MMOGs, which are online games that allow thousands of users to interact with one another in a virtual world by assuming ongoing roles or characters with different features. The interactive and group-oriented nature of these games along with the size of our user base significantly contributes to retaining our current users and attracting new users. These features allow our games to attract a high degree of user loyalty as the games require a significant amount of time to learn and master.

Our MMORPGs and MMOGs are action-adventure based, and draw upon fantasy, martial arts and combat themes. Typical features of our games include the following:

•	Players assume the ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses;

•

Each game character may gain experience and, depending upon the game, may collect or purchase from us certain game features, such as weapons, armor, uniforms and magical power, which increases the status of the game character and, in the process, builds a strong game identity which makes the character unique in the virtual game world;

•

Although each game character may be unique, groups of players may, and often must, form teams or alliances to fulfill certain game objectives. Players may communicate with each other through instant messaging or chat rooms during the game;

•	Special events are held from time to time to stimulate group interest, such as “fortress raids” where players are encouraged to form groups and attack a particular fortress at a specified time; and

•	The game is ultimately never won or lost, but instead continues through a game story that does not have a natural ending.

In preparation for the commercial launch of a new game, we conduct closed beta testing of the game in an effort to eliminate technical problems. This closed beta testing is followed by open beta testing in which we allow registered users to play without charge in open market conditions to ensure performance consistency and stability of the game platform and systems.

Current Games

Yulgang

Yulgang is a fantasy martial arts based MMORPG based upon a popular comic book series in Korea. The game creates a precise, rich and colorful cartoon-like virtual gaming world for online users using 2.5D graphics. In the game, players become martial artists and journey through a mythical realm learning martial arts, completing tasks and mastering skills. As they progress, players may choose factions to join and participate in massive battles for the honor of their factions. Players select a character class to play among bladesman, swordsman, archer, healer and spearman, and accumulate abilities and skills which can be carried over to next higher game levels. The game was awarded the “Top 10 Most Popular Games” award at the China Game Industry Annual Conference in both 2005 and 2006.

Yulgang has reached approximately 348,000 peak concurrent users and grown to approximately 42.9 million registered users as of December 31, 2006. In measuring weekly peak concurrent users, CDC Games determines the number of users logged on at 15-minute intervals during that week. The highest among the data for each 15 minute-interval during a particular week is the number of peak concurrent users for that week.

Yulgang can be accessed from any location with an Internet connection. Substantially all of the players in China access the game servers either from PCs at home or Internet cafe outlets equipped with multiple personal computers that have Internet access. Currently, a significant portion of CDC Games’ users access the game through Internet cafes throughout China.

Travia

Travia is an online game developed by E-net Corporation in Korea. Travia has adopted an advanced 3D engine, which we believe creates a colorful and enjoyable virtual world. Travia also includes a rich game content and a powerful service engine, which can support thousands of concurrent players. We believe that Travia players can fully express their personal characters in this virtual world, which in turn brings vibrate life into the game.

Special Force

Special Force, which was developed by, and which we have licensed from, Dragonfly GF Co., Ltd., is a first person shooter online game that originated in Korea. The game allows players to create their own elite military units with customized weapons and equipment selected from those used by special forces from around the world. Special Force has advanced 3D graphics and advanced special effects, and allows users nationwide to play against each other in teams and compete in competitions.

In June 2007, we launched our open beta program for Special Force, which we intend will encourage broad public usage among gamers to complete final testing of the user experience, as well as testing of deployment and scalability, prior to general release. We also intend that, as with Yulgang, Special Force will be "free-to-play, pay-for-merchandise".

Additional Licensed Games

In addition to Yulgang, Travia and, Special Force, we have also licensed the following games which are in our pipeline for release:

Game	Licensor	Description
Stone Age 2	Digipark, Inc.	Stone Age 2 is a MMORPG set in the stone age, and the sequel to Stone Age 1, which was one of the first MMORPGs to be successful in China during 2003 and 2004. Stone Age 2 is set in the pre-historic era where players roam a world of volcanoes, deserts and jungle populated by dinosaurs and spirits. The game encourages cooperation between players by rewarding teamwork.

Game	Licensor	Description
Players work together to build villages, capture and raise dinosaurs and look for treasure. We intend that, as with Yulgang, Stone Age 2 will be "free-to-play, pay-for-merchandise".
Lord of the Rings	Turbine, Inc.	Lord of the Rings is a MMORPG set in the Lord of the Rings universe and is currently in beta testing in the United States. The Lord of the Rings Online is the first and only MMORPG based on the literary works of J.R.R. Tolkien. The Lord of the Rings Online allows players to explore the most famous fantasy world of all time, fight the evil minions of the Dark Lord Sauron, and advance their heros by adventuring through the vast reaches of Middle-earth. Gamers can adventure solo or choose from thousands of players online to forge their own fellowships. We intend that The Lord of the Rings Online will be a time-based game.
Chaosgem	Uniana Co., Ltd.	Chaosgem is a "free-to-play, pay-for-merchandise" and full 3-D side scroller game with elements of a role playing game, or RPG. Chaosgem is currently in open beta testing in Korea.
Deco	HyonCorp.	Deco is a "free-to-play, pay-for-merchandise" MMORPG. Deco Online has been operating in commercial service in Japan since April 2006, and in Indonesia since May 2006.
Xeros	Hi-Win Co. Ltd.	Xeros is a "free-to-play, pay-for-merchandise" MMORPG and is currently in its third closed beta testing in Korea.
Gemsfighter	Gretech Corporation	Gemsfighter is a "free-to-play, pay-for-merchandise" 3-D Multiplayer Online Action Game. Gemsfighter features a range of martial arts skills (Taekwondo, Kung Fu, Boxing, Kobudo), and also contains simple gameplay with support for gamepad input devices. Game modes include Team Play, Battle Mode, and Rumble Mode. The game is currently in commercial service in Korea.
Street Gear	NFlavour Corp.	Street Gear is a "free-to-play, pay-for-merchandise" 3-D roller blading Multiplayer Online Action Game.
Freezonair	Gretech Corporation	Freezonair is a "free-to-play, pay-for-merchandise" fast-paced, 3-D snow boarding experience Multiplayer Online Action Game.

Wind Forest Fire Mountain (WFFM)	MGame Corp.	WFFM is a combat MMORPG.

Game Licensing

MGame Corporation

In December 2003, we entered into our original game license agreement with MGame Corporation for Yulgang, which was subsequently supplemented in June 2004 to extend the term of our license to Yulgang to December 2007 and provide a 21% royalty on our revenue derived from Yulgang to MGame.

Furthermore, in March 2007, we entered into an additional supplementary agreement with MGame pursuant to which we extended our exclusive license to Yulgang in China (excluding Hong Kong) through 2010 in exchange for a payment of $500,000 in April 2007, an additional payment of $1.5 million by July 2007 and a license fee of $3.0 million by March 2008. The foregoing amounts payable under the supplementary agreement are creditable against revenue-sharing royalty payments of 25% of our gross revenue for Yulgang we are required to make.

Additionally, in March 2007, we entered into an exclusive game license agreement with MGame pursuant to which we received exclusive rights to distribute the simplified Chinese version of MGame’s next MMORPG, Wind Forest Fire Mountain, or WFFM, in the PRC (including Hong Kong and Macau) until 2010.

Other Licensors and Developers

In addition to our license agreement with MGame for Yulgang, to date, we have obtained our content through licensing arrangements with developers and other third parties. We monitor the markets to identify and source new online games, particularly the markets in South Korea, Japan and the United States. The cost of licensing games from developers generally consists of an upfront licensing fee, which we generally pay in installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing royalties for games which have been licensed range from 17% to 27% of total sales before distributor discount. Each of these licenses provides us with the exclusive right to operate the game in Mainland China, and in some instances, certain other territories, including India. Generally, the MMORPG developers agree to timely provide, without any additional charge, with updates, enhancements and improvements developed for the games licensed to us. The majority of our game licenses require the licensors to provide technical support.

Game Development

While we do not currently have an in-house game development capacity, we are considering either internally developing or acquiring a research and development program.

Game Developer Program. We have introduced a Game Developer Program which includes US$20 million allocated for investment in selected strategic online game developer partners. We plan to select participating developers from Japan, Korea, China and the United States as well as Europe, India and Australia with long-standing, successful track records in the development of top quality and successful online games, and the vision and innovative skill to develop games from the ground up that will be cultural attractive to the China gaming user base. Under the program we seek to make investments in these developers through direct cash investments, equity investments, lines of credit or a combination of these. The investments will be used to help these partners build China culturally aware titles, and will be complemented by market research and game research from us.

CDC Games Studio. In March 2007, we formed CDC Games Studio which represented an expansion of our online games developer program announced in August 2006. CDC Games Studio seeks to make strategic investments with selected game developers and also support emerging game developers with the resources they need to develop innovative new games. CDC Games Studio seeks to attract talented games development companies around the world, including in Korea, the United States, Europe and China, which may already have operations in China or are seeking to relocate or expand into China to take advantage of the market demand for new games, talent in China available for games development and tax incentives available to companies developing games for domestic distribution as well as for export. CDC Games Studio looks to fund the creation of new online games, as well as acquire rights to develop game titles in China, with the goal of publishing and distributing them on a global scale. As of March 31, 2007, CDC Games has entered into definitive agreements for three investments under this program.

•

Gorilla Banana. In December 2006, we entered into a subscription agreement pursuant to which we made an investment of KRW1.5 billion (approximately $1.6 million), payable in two installments, in Gorilla Banana Entertainment Corp., an independent online games development company in Korea. This investment, which was subject to certain regulatory approvals, was closed, and consideration was exchanged, upon receipt of these required approvals in first quarter of 2007. In connection with this investment, we acquired a minority equity stake in Gorilla Banana and options to increase our minority stake in the company during the 18 month period following closing. Furthermore, we also acquired the exclusive right to distribute Gorilla Banana’s game, Red Blood, based on a popular comic book series in Korea, in India and China, in exchange for the payment of a royalty on gross revenues we may receive for this game. In addition, we also entered into a shareholders’ agreement with the existing shareholders of Gorilla Banana pursuant to which the parties agreed to certain uses of funding, preemptive and maintenance rights, rights of first refusal, restrictions on share transfers and sales, board representation rights, information rights and other matters. The founders and executives of Gorilla Banana are experienced developers and executives, including former game directors at NCsoft, one of the largest online game publishers in South Korea, the founding chairman of the Korea Game Developers Association from 1999 to 2005, and former executives at Grigon Entertainment.

•

Auran. In March 2007, we entered into a subscription agreement pursuant to which we made an investment of approximately $3 million in Auran, a leading developer of online games in Australia. In connection with this investment, we acquired a minority equity stake in Auran and options to increase our minority stake in the company during the 6 month period following closing. Under our agreements with Auran, we paid approximately $1.5 million in cash at closing in exchange for 50% of our minority stake and are required to pay, in exchange for the final 50% of our minority stake, approximately $1.5 million within 15 days of the occurrence of Open Beta testing (as defined therein)

for Fury. We also entered into: (i) a facilitation agreement pursuant to which we obtained rights to receive, for a period of 8 years from the Effective Date (as defined therein) a percentage of net revenues received by Auran relating to its online game, Fury, which is being developed, or any XBLA game (Microsoft’s Xbox Live Arcade) developed by Auran, in exchange for our providing certain advisory services to Auran; and (ii) a shareholders’ agreement with the existing shareholders of Auran pursuant to which the parties agreed to certain uses of funding, restrictions on share issuances and transfers, pre-emptive rights, rights of first refusal, board representation rights, information rights and other matters. Fury is an innovative game that blends MMORGP (massively multiplayer online role playing game) and FPS (first person shooter) genres.

•

MGame. In March 2007, we entered into a subscription agreement pursuant to which we made an investment of approximately $5 million in MGame Corporation, one of South Korea’s leading developers of online games, including our current game, Yulgang. In connection with this investment, we acquired a minority equity stake in MGame, for which we paid MGame $5.0 million at closing. We also obtained rights relating to our access to information on MGame, observation rights on MGame’s board of directors, pre-emptive and anti-dilution rights, as well as a right for us to consent prior to the issuance of new debt by MGame over certain monetary thresholds. Additionally, in March 2007, we entered into an exclusive game license agreement with MGame pursuant to which we received exclusive rights to distribute the simplified Chinese version of MGame’s next MMORPG, Wind Forest Fire Mountain, or WFFM, in the PRC (including Hong Kong and Macau) until 2010. Over 50 different games are in service on MGame’s portal site with 19 million registered members.

Pricing

To date, we have adopted a “free-to-play and pay for virtual merchandise” business model for our existing online game, Yulgang, and anticipate that many of the games in our pipeline will operate on a similar business model. Under this model, game players are not charged for time spent in the virtual game world, but rather for purchasing value-added virtual merchandise and services through the online game shop, such as weapons, armor, uniforms and magical power. While such a business model has been previously utilized in Korea, Yulgang represents the first instance of such a business model being adopted for a large scale MMORPG in China.

Charges for such virtual merchandise and services range from RMB 1 to RMB 58. During December 2006, an average of 232,500 items of virtual merchandise were sold per day.

Setting prices for virtual items is generally formulated as part of the underlying economic model for the game during its development. However, we have the ability to adjust prices for virtual items as part of tuning the game, although care must be taken that we will not upset the underlyng economic model. We generally look at pricing curves to set and adjust prices for virtual merchandise offered. Pricing curves are developed primarily based on internal game factors such as the popularity of an item and the nature of the enhancing characteristics the item provides, as well as external game factors such as game cost, user game playing and the pricing of competing games in the market. Once a pricing of virtual merchandise is set, it is difficult to make significant adjustments to the prices during the game’s commercial lifecycle. We have generally maintained stable pricing curves for our games.

Payment

While our games are free to play, in order purchase virtual merchandise for the game, users must purchase pre-paid points which are sold in both physical card form or can be purchased electronically online and through mobile sales partners. Each pre-paid card, purchased in physical form or electronically, contains a unique access code and password that enables users to add value to their account for our online games. As users purchase virtual merchandise in the gaming world, charges are deducted against the value in their account.

Distribution

We distribute pre-paid cards through an offline distribution system of physical pre-paid cards. We generally sell pre-paid cards to a group of regional distributors from whom we generally collect payment on a prepaid basis. These distributors resell the cards to sub-distributors that, in turn, distribute the cards directly to Internet cafes and other retail points of sale, such as software stores and newspaper booths. Our sales policies and distributor incentive systems generally discourage our regional distributors from distributing pre-paid cards of other online game operators. In 2006, we offered sales discounts that averaged between approximately 13% and 15% to our distributors. The sales discount represents the difference between the price at which we sell game cards to distributors and the face value of the game cards. For our physical cards, we estimate that our network reaches over 200,000 retail points of sale throughout China, over 75% of which are Internet cafes, which are the primary venue for users to play online games in China.

Due to the limited availability of online payment systems in China, most of our points are sold through direct sales of our prepaid cards. We also have both online and mobile sales partners to distribute points for our games. Our mobile sales partners include China Mobile, China Unicom and China Netcom. Points may also be purchased online through numerous popular Chinese websites, such as 1717gm.com, 51gw.com and 15173.com by charging payment directly to a credit or debit card.

Customer Service

Since our inception, we have focused on providing excellent customer service in order to retain our existing customers, as well as attract new customers.

Game Masters. We have in-game game masters to constantly monitor our games to maintain an effective and fair gaming environment. Our game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are always available to respond to players' inquiries, initiate the bug reporting and removal process, as well as identify, record and deal with players' inappropriate behavior such as cheating and fighting. We believe that utilizing game masters to monitor the gaming environment is an important element in maintaining customer loyalty and efficiently addressing technical problems as they arise.

Customer Service Center. Our centralized customer service center is located in Beijing, China, and is operated 24 hours a day, seven days a week. Customers may call or e-mail our customer service center any time and receive timely responses. As of December 31, 2006, we employed approximately 118 full time personnel in our call center as customer service specialists. In general, our customer service representatives are able to immediately handle approximately 67% of the inquiries from our customers, and provide solutions within 24 to 48 hours with respect to requests that cannot be resolved at the time of the initial customer call. All of our customer service representatives have participated in a formal training program before commencing work. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. We periodically review staffing needs and train our representatives to provide excellent customer service.

We also maintain a reception area in our offices in Beijing that is open to the public for customer service purposes.

Marketing

Our overall marketing strategy is to rapidly attract new customers and increase revenues from recurring customers.

We employ a variety of traditional and online marketing programs and promotional activities to build our brand and to attract new customers, including advertising in many game magazines and online game sites that are updated regularly. In addition, we engage in on-site promotions, such as distributing free game related posters at selected Internet cafes, and in-game marketing from time to time, including player competitions in Internet cafes across the country and online adventures for prizes. We also conduct communications programs to establish and maintain relationships with key trade press and industry analysts.

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations. Our current technology infrastructure consists of the following:

•

over 57 server groups and over 108 network devices located at 5 Internet data centers, in different sites regions throughout China. As of December 31, 2006, we owned most of the servers in the server network used for our game operations, and we leased the remainder from telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators.

•	proprietary software and game monitor tools that are integrated with our websites and customer service center operations; and

•	hardware platform primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell and IBM servers.

We have direct access the Internet backbone. CDC Games also has contracts with reputable vendors such as Hewlett-Packard Company and Dell Inc. for warranty services for our hardware platform. As of December 2006 we employed 61 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our membership management and payment system.

CDC Games has a network operation team responsible for stability and security of our network. The team follows the workflow for problem detecting, recording, analyzing and solving. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce hacking risks.

Competition

The online game market in China is increasingly competitive. A significant number of competitors have entered the online game business in China and we expect more companies to do the same in the future. Additionally, we expect a wider range of online games to be introduced to the China market. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. As the online game industry in China is relatively new and constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do.

We compete principally with the following four groups of competitors in China:

•

online game operators in China, including Shanda Interactive Entertainment Limited (which operates Actoz Soft's “Legend of Mir 2”), The9 Entertainment Limited (which operates Blizzard’s “World of Warcraft”) and Guangzhou Optisp's (which operates Wemade's “Legend of Mir 3”);

•

major Internet portal operators in China, including publicly-listed companies such as NetEase (which operates “Westward Journey Online”) and Sohu (which operates “Knight Online”), all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games;

•	overseas online game providers including Enix Softstar Inc. (which operates “Crossgate”) and Gamania (which operates “Laghaim”); and

•	domestic online game developers in China, including Kingsoft (which has developed “JX Online”), Perfect World (which has developed “Perfect World Online”) and Zhengtu.

In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.

CDC Games’ Competitive Strengths

We believe CDC Games’ principal competitive strengths include the following:

Ability to localize games from leading and emerging international developer partners. We have partnered with leading global online game developers and successfully localized their products for the Chinese market. Through our network of relationships we have entered into licensing agreements to distribute, market and operate proven, high-quality titles at low cost, leveraging the significant investments our partners have made in game development. We believe that our localization capabilities, vast distribution network, large established user base, and extensive knowledge of the Chinese market make us well-positioned to obtain future licenses for leading online games in China and other rapidly growing Asian markets.

Substantial product pipeline and portfolio across game genres. We have secured an substantial product pipeline across online gaming genres which we believe will offer our community of users one of the most diverse game portfolios of online game operators in China. We believe that a diversified approach allows us to reduce the effect of “hit or miss” games, particularly as many of our titles have been tested and widely played in other countries. We believe that our diversification of leading titles positions us well to attract users in different genres, which we believe is important to address emerging consumer tastes and evolving PRC regulations.

Pioneer and leader in the “Free-to-Play” business model in China. As there is no charge to play in our “Free-to-Play” business model, we believe that more prospective players are attracted to try our games. When combined with the high quality of the games we offer, we believe that players are often drawn to continue playing the game and to enhance their skill level and maximize their gaming experience by purchasing virtual items. As the pioneer of the free-to-play, pay-for-virtual-merchandise business model, we believe we have developed expertise not easily replicable by understanding both the art and science of the in-game item sales model, which includes understanding what items to sell, when to sell and who to sell to. In addition, through our leadership position in free-to-play games, intend to continue to attract game developers to license high-quality games to us for distribution and operation in China.

Extensive nationwide sales and marketing network. In order to play our online games, users must purchase prepaid points which are sold in physical form or can be purchased electronically online and through mobile sales partners. We have built a nationwide network in China to distribute our prepaid points and market our games through local media and Internet cafés. For our physical prepaid cards, we estimate that our network reaches over 200,000 retail points of sale throughout China, over 75% of which are Internet cafés, which are a key venue for online gamers in China. In addition, we have formed partnerships with China Mobile, China Unicom and China Netcom for mobile points card sales, and numerous Chinese websites, such as 1717gm.com, 51gw.com and 15173.com for online points card sales.

Advanced technology platform. We maintain an extensive national server network to host our online games. Due to the real-time interaction among thousands of users, the stable operation of an online game requires advanced data centers with numerous interconnected servers and continuous connectivity, representing significant capital investment and resources to grow and maintain. As of December 31, 2006, our nationwide server network in China consists of approximately 57 servers groups with the capacity to accommodate approximately 300,000 concurrent online users. Due to China’s large geographical area and technological limitations, we have located servers for our online games in a number of regions throughout China. As a result, we believe that our users can play our games using servers located in their region and without exchanging data across the national network, thereby increasing the speed at which our games operate and enhancing the user experience. Additionally, we have developed and maintained proprietary security software which helps us combat unauthorized access to or use of our games by local hackers.

Scalable, high-margin business model. Our online games business is highly scalable with relatively low incremental operating costs. After incurring initial licensing and localization costs for our online games, we can deliver such products and services to a large online games audience quickly and at a low cost. Additional users can be accommodated and revenues generated without incurring significant costs other than those associated with implementing additional servers.

CDC Games’ Goals and Strategies

Our goal is to become one of the world’s leading providers of online games. Our strategies for achieving this objective include the following:

Utilizing our strategic investment program to strengthen ties to emerging and leading online game developers which we believe will enhance our game pipeline. We have introduced CDC Games Studio, through which we intend to make investments in selected strategic online game developer partners. We plan to partner with developers that have successful track records in the development of top quality and commercially successful online games. Under the program we seek to make strategic investments in these developers through direct cash investments, equity investments, lines of credit or a combination of these methods. We intend that these investments will be used to help these partners develop titles localized for the Chinese consumer and other markets we plan to target, and will be complemented by market and game research we will provide. For example, we made one of our first investments securing a minority stake in an independent, online game development company in South Korea, known as Gorilla Banana. The founders and executives of Gorilla Banana have proven development expertise from their prior experiences with some of the largest online game publishers in South Korea.

Continue to significantly expand and diversify our user and revenue base by continually adding new content and features to our existing portfolio of games while also introducing different genres of online games. We believe that one of our greatest assets is the large number of registered users we have been able to attract to our games. By releasing new versions of our existing games, updating items available for sale and adding new chapters, we believe that we can keep existing users interested in playing our games and can further expand our user base, thereby improving revenues per user and consequently overall game revenues. For example, in December 2006, we launched the v170 upgrade of Yulgang which provided gamers the ability to acquire virtual pets to enhance their gaming experiences. More than one million registered users upgraded to the new version immediately. During the first week of the v170 launch, the average daily revenue was

US$160,000, up 72% from the daily average revenue in the third quarter of 2006. In addition to the diversification of offerings within our current games, we intend to introduce different genres of online games into the market such as casual as well as different types of MMOGs outside of the traditional fantasy-based role-playing genre in order to reach the broadest audience possible.

Pursue cross-selling opportunities and diversify our sources of revenue. We intend to pursue cross-selling opportunities to expand and diversify our sources of revenues, such as seeking to generate advertising revenue from our online games. We believe the combination of our online games platform, our large registered user base and the large number of concurrent users playing our games will provide an established marketing platform for advertisers. Advertising opportunities include sponsorships, banner advertising, sponsored community events, contests and other activities. While we have not sought to grow our advertising revenues to date, we believe that such diversified sources of revenues represent a significant opportunity for us in the future.

Continue to expand our distribution, sales and marketing capabilities to further support our game offerings. We intend to continue to build our sales, marketing and distribution network in China and other targeted high-growth markets to reach the broadest audience possible. We plan to expand our partnerships with physical-point card distributors providing access to distribution points at software stores, Internet cafés, newspaper booths and other local media outlets while also increasing our partnerships with online and mobile distribution providers to ensure as many users across as many distribution channels as possible have knowledge of and access to our games. We plan to use our own CDC Games local ground marketing teams to complement our distribution partnerships by coordinating on-site promotional activities with administrators of Internet cafés and other locations where gamers spend a significant amount of time and initiate marketing campaigns with local media outlets to introduce our products to potential users. We also intend to develop innovative new marketing campaigns across other forms of media such as television to further promote our online game offerings and attract new users to try our games.

Continue to expand through acquisitions of online game companies in China and overseas markets as such opportunities arise. We intend to pursue this strategy by making a combination of minority-stake investments, joint ventures, acquisitions and organic development. We intend to complement our current content acquisition strategy by evaluating potential strategic acquisitions that we believe will further diversify our product portfolio, secure in-house development expertise and/or accelerate our expansion into foreign markets. We evaluate our product portfolio on a regular basis and will look for opportunities to acquire companies with a portfolio of titles that will broaden our community of users and provide differentiated product offerings for our current user base. For example, we believe casual games such as card games, board games and tile games, have a lower level of complexity and require less time to play, providing less experienced online game players with a means to become familiar with both game playing and the online game culture without making substantial commitments of time and resources. In addition to genre expertise we actively research strategic opportunities that will accelerate our international expansion efforts either through the acquisition of a localized product portfolio or an operating platform that will allow for the delivery and management of games in high-growth foreign markets.

Seek to expand our online game offerings into other international markets. We intend to expand into other online gaming markets exhibiting similar growth and user base characteristics to China. We hope to accomplish this through leveraging the current portfolio of titles and developer partnerships we have generated and by establishing operations in other territories by sub-licensing titles to proven online game operators in the key markets we have identified as expansion opportunities. We also intend to opportunistically partner with or acquire key developers and/or operators that provide a strong entrée into these targeted online games markets.

China.com Business Unit

Our China.com business unit is engaged in providing mobile services and applications and direct marketing and Internet products and services. The China.com business unit is comprised of two segments, “Mobile Services and Applications” and “Internet and Media”.

Our Mobile Services and Applications segment provides popular news and mobile applications services targeting the consumer market in China. We offer wireless services including Short Message Service, or SMS, Multimedia Message Service, or MMS, Wireless Application Protocol, or WAP and Interactive Voice Response, or IVR. We have established strong local direct connectivity with provincial mobile network operators in 31 provinces, which facilitates the marketing and promotional activities of our wireless services. Our mobile services and applications business is primarily operated through our Newpalm, Go2joy, Shenzhen KK and Timeheart subsidiaries, all of which are held through our subsidiary, China.com.

Our Internet and Media segment is focused on online entertainment and Internet products and services that target users in China and Chinese communities worldwide via our portal network (www.china.com and www.hongkong.com). This segment also includes our Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region.

Products and Services

Mobile Services and Applications segment. We currently offer a comprehensive suite of mobile data applications, including dating, chatting, entertainment, information-related content and community services to mobile subscribers in China utilizing SMS, MMS, WAP and IVR services.

Revenues from our mobile services and applications segment for the year ended December 31, 2006 were $31.7 million compared to $34.4 million for the year ended December 31, 2005, representing a decrease of approximately 7.8%. As a percentage of total revenues, revenues from our mobile services and applications segment constituted 10.2% of total revenues in 2006 and 14% of total revenues in 2005.

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

Revenues from our internet and media segment for the year ended December 31, 2006 were $10.1 million compared to $9.0 million for the year ended December 31, 2005, representing an increase of approximately 12.2%. As a percentage of total revenues, revenues from our internet and media segment constituted 3% of total revenues in 2006 and 4% of total revenues in 2005.

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

Internet Video. In November 2006, we announced that China.com launched a new service, v.china.com, which allows people to watch video clips from that site. We believe the v.china.com site is different from many other video sharing websites because its content comes from self-developed or co-developed video films or authorized pieces provided by contracted partners. We believe this approach helps address certain copyright issues which have long plagued the video sharing industry.

Sales

Our China.com business unit is focused on enhancing our relationships with China Mobile, China Unicom, China Telecom and China Netcom, and launching promotions both through our portals and the general media. Currently, we have approximately 100 sales and marketing personnel who are located throughout China, including in Beijing, Nanjing, Shandong, Guangdong and Hangzhou, and maintain our relationships with China’s mobile operators at the national and local provincial level. Our primary sales and marketing initiatives in mobile services and applications include promotional activities through mobile operators, bundled access through partnerships with mobile operators and handset manufacturers, direct marketing through consumer portals like www.china.com, which is not part of this Annual Report, and general media advertising in traditional media, including point-of-purchase promotions, newspaper and magazine advertisements, radio and TV advertisements.

Our Mobile Services and Applications segment relies on mobile network operators in China to bill mobile phone users for our subscription fees. We have revenue sharing arrangements with China Mobile and China Unicom under which we receive 70% to 85% of the subscription fee collected from a mobile subscriber, with the balance being retained by the mobile operators. In addition to our charges, the mobile operators separately charge their subscribers RMB0.05 to RMB0.25 for every SMS, MMS or WAP message sent. These amounts are collected by the mobile operators and are not shared with us.

Competition

Our China.com business unit also operates in an increasingly competitive environment. Several companies currently provide mobile services and applications, such as wireless services including SMS, MMS, WAP and IVR in China. We face increasing competition for subscribers, mobile services and applications, and content from companies such as: Sina Corporation, Sohu.com Inc., NetEase.com Inc., Tom Online Inc., Tencent.com Technology Limited, Linktone Ltd., Mtone Wireless Corporation, KongZhong Corp., Hurray! Holding Co., Ltd., as well as a number of smaller companies that serve China’s mobile services and applications market. In addition, in our portal business, our competition for user traffic, ease of use and functionality include Chinese and/or English language based Web search and retrieval companies, including AltaVista Co., Apple Daily, ChinaByte, FindWhat.com, HotBot, HotWired Ventures, Lycos, Inc., Mingpao.com, MSN, Netease.com, Inc., Netvigator.com, Overture Services, Inc. (acquired by Yahoo!, Inc.), Shanghai Online, Sina Corporation, Sohu.com, Inc., Tom Online Inc. and Yahoo!, Inc. We also encounter increased competition from Internet service providers, Web site operators and providers of Web browser software, including Microsoft Corporation or Netscape Communications Corporation, that incorporate search and retrieval features in their products.

China.com’s Competitive Strengths

We believe China.com’s principal competitive strengths include the following:

Integrated mobile and portal platforms. We offer a broad range of mobile products and services in China through our integrated mobile and portal platforms. We intend to leverage our global exposure to introduce advanced mobile services and applications and to expand and enhance our product selections in China. In addition, we have made recent strategic investments, such as in Shenzhen KK and Timeheart, to further enhance our capability to expand our product offerings and develop new products internationally.

Scalable, high-margin business model. Our mobile services and applications business is highly scalable with relatively low incremental operating costs. We have developed a cost-effective development and distribution platform. After incurring initial research and development costs for mobile services and applications, we believe we can deliver these products to a large mobile subscriber base quickly and at a low cost.

Extensive China-wide network coverage with direct local connectivity. Our mobile services and applications are accessible to China’s large mobile subscriber base through a nationwide network of coverage. We have direct local connectivity with China Mobile in 28 provinces and with China Unicom in 26 provinces. We believe our nationwide coverage facilitates our promotional activities. We also believe that our coverage contributes to our high success rate for SMS, MMS, WAP and IVR messages sent, which enhances our revenues and financial position.

Recognized brand names in China. We believe our China.com brand is recognized throughout China, and we operate the www.china.com portal. As of April 5, 2006, Alexa, a subsidiary of Amazon.com, ranked www.china.com as 78th of all websites globally, and also ranked www.china.com as 14th among all simplified Chinese character websites, as measured by user traffic.

China.com’s Goals and Strategy

Our goal for our China.com business unit is to become one of the dominant providers of mobile services and applications in China and to emerge as a major competitor in the mobile services and applications sector. Further, we aim to be a leading portal and online game company in China. Our strategies to achieve these goals include the following:

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

Expand and develop our portal network. In 2006, we placed, and intend to continue to place, renewed emphasis on the development of our www.china.com portal network, which is not part of this Annual Report. We believe the portal network will play a critical role in driving synergies among our other related businesses, including our mobile services and applications and online games businesses, and will serve as a strategic and core business platform. We have begun to implement a repositioning strategy for the portal network to sharpen its vertical focus, and extend the depth of its product offerings in channels such as military, automobile and sports. We intend to explore cross-selling and cooperation opportunities between our business divisions in the areas of marketing and promotion, community building and mobile services and applications product sales.

China.com and CDC Mobile Strategic Partnerships, Agreements and Investments

Jiangsu Wuxi Mobile. In April 2007, we announced that our CDC Mobile business unit entered into a mobile content agreement with Jiangsu Wuxi Mobile, a subsidiary of China Mobile. In connection with this partnership, we intend that CDC Mobile will provide the carrier with rich MMS and WAP content, including ring tones, graphics, weather forecast, and more. We also intend that CDC Mobile will also send this content on the carrier's behalf to designated mobile subscribers. It is anticipated that the carrier then will pay CDC Mobile for the mobile content as well as the content delivery.

Meetic. In November 2006, we announced that China.com had partnered with Meetic (Paris: MEET.PA) to launch an online dating service in the China market.

Google. In August 2006, we announced that China.com had expanded its existing strategic partnership with Google. In connection with this expanded partnership, we intend that Google will provide search engine technology for China.com to support searches of its English and traditional Chinese content by its users in Greater China. We intend that this partnership with Google will further enhance the user experience for China.com's expanding base of domestic and international users. In order to maximize the benefits of this partnership, China.com and Google intend to cooperate across several areas including branding, content and advertising operations.

3G Content Partner Program. In January 2007, we announced the creation of a US $100 million investment program whereby our subsidiary, CDC Mobile, intends to seek strategic investment opportunities in leading 3G content providers in North Asia and Europe as well as the creation of new original content for the 3G marketplace. CDC Mobile intends to initially target its investment program to the North Asian countries of China, Japan and Korea, where Japan and Korea are already early adopters of 3G. Further, CDC Mobile intends to seek, to invest in and partner with, innovative content providers that are leveraging the rollout of the 3G infrastructure to develop new content distribution channels, mobile communities, and offer rich content that previously was not possible in a 2G world. We also intend that CDC Mobile will leverage its current subscriber base, customer support and development infrastructure, deep marketing and sales relationships with the mobile operators in China, and its understanding of the China market to develop 3G in China.

Nokia. In January 2007, we announced that CDC Mobile had entered into an agreement with Nokia to allow Nokia to pre-install CDC Mobile's proprietary software in selected Nokia cell phones sold in China.

Our Intellectual Property

We have acquired a significant amount of intellectual property and we are increasingly developing our own intellectual property. We regard the protection of our trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights as crucial to our success. We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. Copyrights or trademarks held by us, however, may be challenged or determined to be invalid. In addition to the protection generally available to unregistered trademarks under the laws of many jurisdictions, we also protect our trademarks through registration primarily in the United States and Canada, although we do seek such protection elsewhere in selected key markets. However, protection may not be available in every country in which our intellectual property and technology is used. Some countries, such as China, may not protect our proprietary rights to the same extent as in the United States and Canada. In particular, software piracy has been an issue in China for many software publishers. Policing the unauthorized use of our licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of our licensed technology. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our proprietary rights. Any of these claims, with or without merit, could result in costly litigation, divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or license agreements.

As part of our confidentiality procedures, we have policies of entering into non-disclosure and confidentiality agreements with our employees, consultants, corporate alliance members, customers and prospective customers. We also enter into license agreements with respect to our technology, documentation and other proprietary information. These licenses are non-exclusive and generally perpetual. We provide for source code escrow arrangements under some of our license agreements. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently.

Most of our products do not contain the functionality to allow us to accurately track the numbers of users of our products at a customer site. Because some of our license agreements are for named-user licenses in which only a certain limited number of named individuals are permitted to use the software for which the license is granted, if our customers do not accurately report the number of users using our products or we cannot accurately track the number of users of our products at a customer site, we face the potential of lost revenues if the customer has a greater number of users than for which they have purchased licenses. License agreement provisions, such as requesting customers to perform annual self audits of the number of users at a customer site, provide only limited protection and are retrospective.

We currently sub-license and distribute the intellectual property and technology of third parties. As we continue to develop intellectual property and introduce new products and services that require new technology, we anticipate that we may need to obtain licenses for additional third-party technology. These existing and additional technology licenses may cease to be available to us on commercially reasonable terms, or at all. In addition, it is possible that, in the course of using new technology, we or our agents acting on our behalf may inadvertently breach the technology rights of third parties and face liability for our breach. Our inability to obtain these technology licenses or avoid breaching third-party technology rights could require us to obtain substitute technologies of lower quality or performance standards or at greater cost which could delay or compromise the introduction of new products and services, and could materially and adversely affect our business, results of operations and financial condition.

Legal Proceedings

As of May 31, 2007, other than as set forth below, there is no material litigation pending against us. From time to time, we and our subsidiaries are a party to other litigation and claims incident to the ordinary course of business. While the results of such litigation and claims cannot be predicted with certainty, we believe that the final outcome of such other matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Vertical Computer Systems / NOW Solutions LLC. In February 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action in the state court in New York, New York, against our subsidiaries Ross Systems, Inc. and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the sale of Ross’s HR/Payroll division to NOW Solutions in an amount of $3.5 million. In April 2003, Ross filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter has been remanded to the trial court for adjudication. In May 2006, both Vertical and Ross filed a summary motion against each other. In November 2006, the Court denied these summary motions, finding that factual issues existed to be resolved at trial. A jury trial took place in April 2007 following which the Court directed certain verdicts in favor of NOW, and certain verdicts in favor of Ross, although final judgment taking into account of attorney’s fees is yet to be entered. Given the net result of the verdicts and the amount of attorneys’ fees likely to be payable by Ross, we believe that it is likely that Ross would have a judgment in the range of $2.5 to $2.9 million entered against it. The time within which the parties may respectively appeal any of the Court’s trial rulings has yet to expire and we are conferring with outside counsel as to whether or not to file an appeal. As a result of the directed verdict, however, the Company made a pre-tax accounting reserve in the fourth quarter of 2006 to cover the anticipated potential costs of this matter.

On February 27, 2007, NOW Solutions, Inc, the alleged successor-by-merger to NOW Solutions, LLC, filed an action in the state court in New York, New York, against Ross, although Ross has yet been served with the Complaint. In this action, NOW Solutions, Inc. asserts claims for breach of contract and attorney’s fees based upon facts similar to those in the above action, seeking $4.1 million in damages. We believe that this action filed in February 2007 is duplicative of the claims that have already been litigated through trial as referred to above, is without merit, and intend to vigorously defend the same.

Harry Edelson In October 2003, Harry Edelson, a former member of our board of directors, brought an action at the District Court for the Northern District of Illinois against us and Dr. Raymond Ch’ien and Mr. Peter Yip, two members of our board of directors, seeking injunctive relief and monetary damages in connection with alleged violations of the Securities Exchange Act of 1934, as amended, in connection with his failure to be re-elected to the board at our 2003 annual general meeting. In February 2004, Mr. Edelson filed an appeal to a decision by the District Court to dismiss the action. The appeal was denied in April 2005 by the Courts of Appeal for the Seventh Circuit. In May 2005, Mr. Edelson petitioned for a re-hearing en banc at the Courts of Appeals. The petition was subsequently denied. In October 2005, Mr. Edelson petitioned to the Supreme Court for a Writ of Certiorari to the Courts of Appeal’s decision and in February 2006 the Supreme Court denied to hear the petition. In February 2004, Mr. Edelson brought an amended action at the District Court against us based upon the same allegations seeking monetary damages. In June 2005, we filed a motion for summary judgment at the District Court, and in November 2005, the motion was granted in our favor. We are not aware of any further developments with respect to this matter since November 2005.

Class Action Lawsuit. A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of our securities between July 12, 1999 (the date of our IPO) and December 6, 2000, inclusive. The complaint charges us and the underwriters in our IPO with violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that the prospectus used in our IPO was materially false and misleading because it failed to disclose, among other things, that (i) the underwriters had solicited and received excessive and undisclosed commissions from certain investors, in exchange for which the underwriters allocated to those investors material portions of the restricted numbers of our shares issued in connection with the IPO; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate our shares to those customers, in exchange for which the customers agreed to purchase additional shares in the aftermarket at pre-determined prices. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to our insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. The independent members of our board of directors approved the proposed settlement at a meeting held in June 2003. As of March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions. We are awaiting final approval of the settlement, pending satisfaction and waiver of such conditions, although the timing of such final approval is uncertain.

Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action in the High Court of Hong Kong against our subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of $741,937. Pleadings closed in April 2004 when Mr. Lam filed his reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join the Company as a party. The Company was joined in July 2006. In January 2007, Mr. Lam also joined a member of our board of directors, Mr Peter Yip, to the proceedings. We believe that this action is without merit and we intend to vigorously defend such action.

Herkemij & Partners Knowledge. In April 2004 Herkemij & Partners Knowledge B.V., or Herkemij Knowledge, filed a civil action against our subsidiaries Ross and Ross Nederland alleging Ross and Ross Nederland developed a software program named iProject using documentation and source code from Herkemij Knowledge’s copyrighted Project Administration and Control System. The action includes counts for copyright infringement, misappropriation of trade secrets, and unfair competition and seeks, among other things, injunctive relief, damages totaling $5.0 million to $10.0 million, and payment of royalties. In September 2004, the case against Ross Nederland was dismissed for lack of personal jurisdiction, and in February 2005, a hearing was held in which the judge refused to dismiss the case against Ross, but transferred the case to the Northern District Court of Georgia in Atlanta. In August 2005 the Northern District Court of Georgia granted Herkemij’s motion to amend the complaint. Based on representations of Ross made to the Court in October 2005, Herkemij sought to dismiss all claims without prejudice. Ross then filed its response seeking dismissal with prejudice and costs. In late 2006 the Court dismissed the case without prejudice and ordered Herkemji to reimburse Ross for part of its legal costs.

Adding Value to Business Pty Ltd trading as Countrywide Systems Network. In December 2004, Adding Value filed a civil action against our subsidiary Praxa Limited, alleging breach of contract, misleading and deceptive conduct, and seeking various equitable remedies and damages in an amount of $993,000 plus interest and costs. Praxa Limited has since filed its defense and a cross-claim against Adding Value. In June 2007, the action was fully settled pursuant to a deed of settlement.

ManTech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc, filed a civil action against our subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty Ltd alleging that CDC Australia failed to pay $3.7 million that was retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, CDC Australia Limited and CDC Australia (Praxa) Pty Ltd filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The plaintiffs answered the requests for further and better particulars, and further directions as to the conduct of the action were given by the Court soon after plaintiff made payment of security for costs in January 2007. Discovery and interrogatories are due to be filed and served by July 2007. We believe that the $3.7 million was rightfully retained by CDC Australia in accordance with the terms of the acquisition agreement, and the action is without merit. We intend to vigorously defend such action.

C.	Organizational Structure

CDC Corporation was incorporated in June 1997. The following table sets forth our significant subsidiaries organized by business unit as of April 30, 2007. Please note that the following table does not include our intermediate holding companies.

•        Ross Systems, Inc.

•        Pivotal Corporation

•        Industri-Matematik International Corp (51%)

•        Saratoga Systems Inc.

•        Vectra Corporation (majority interest)

•        MVI Holdings Limited

•        Respond Group Limited

•        Vis.align, Inc.

•        DB Professionals, Inc.

•        OST International Corporation

•        c360 Solutions Incorporated

•        Platinum China Holdings Inc. (holds OpusOne)

•        Assets acquired from JRG Software, Inc.

•        Praxa Limited

•        Software Galeria, Inc. (51%) (holds Ascent and the assets of Horizon)

•        PK Information Systems Pty Ltd.

•        Ion Global (BVI) Limited

•        MEZZO Business Databases Pty Limited

• Beijing 17Game Network Technology Co., Ltd.

•        TTG Asia Media Pte Limited*

•        chinadotcom Portals Limited*

•        hongkong.com Portals Limited*

•        CDC Mobile Media Corporation (90%)*

•      NewPalm (China) Information Technology Co. Ltd. (held by Palmweb Inc.) **

•      Beijing He He Technology Co. Ltd. (held by Group Team Investments) (operates Go2joy) **

•      Shenzhen KK Technology Ltd (held by United Crest Limited) **

•      TimeHeart Science Technology Limited **

( )	Denotes percentage ownership, if less than 100%
*	Subsidiaries held under our 77% owned subsidiary, China.com, which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, or GEM.
**	Subsidiaries Held Under CDC Mobile Media Corporation, a 90% Owned Subsidiary Of China.Com, which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, or GEM.

Corporate Structure in China for our CDC Games and China.com Business Units

Overview

Internal Restructuring. In December 2006, we completed our plans for an internal restructuring of CDC Games pursuant to which CDC Games was moved from within China.com to become a direct business unit of CDC Corporation. The independent shareholders of China.com, present in person or by proxy at China.com's shareholders meeting, approved the restructuring.

In connection with the restructuring, CDC Games entered into a stock purchase agreement whereby it acquired all issued and outstanding shares of its common stock for a purchase price of $110 million. Of such amount, $50 million was paid in cash at closing and $60 million was funded through CDC Games’ issuance of a note bearing interest at 5% per annum, due June 28, 2008. Additionally, CDC Games agreed to pay up to an additional $25 million to China.com in the event it completes a successful listing of its shares on certain recognized stock exchanges before December 29, 2007, and its market capitalization on such exchange or exchanges is greater than $110 million during such time.

Businesses. As of March 31, 2007, CDC Games operates in the online games business segment in China through 17game. As of March 31, 2007, China.com, a 77% owned subsidiary of CDC Corporation, operates our Mobile Services and Applications and Internet and Media business segments in China.

CDC Games and China.com make investments in each of these business units mainly through offshore holding vehicles registered in the British Virgin Islands or Cayman Islands.

Trust Deed Arrangements

To comply with legal and regulatory considerations in China, each of CDC Games and China.com conducts a significant portion of the operations of these business units through domestically registered companies in China, referred as ICPs, which are held under trust deed arrangements. Under these trust deed arrangements, the trustees are employees of CDC Games or China.com who are Chinese nationals and the 100% beneficiaries of the trusts are offshore holding vehicles registered in the British Virgin Islands or Hong Kong.

With respect to our Newpalm business, we have formed two ICPs, Beijing Newpalm Technology Co., Ltd., or Beijing Newpalm, and Beijing Wisecom Technology Co., Ltd., or Beijing Wisecom. Two of China.com’s employees, Mr. Wang and Ms. He, each own 50% of Beijing Newpalm and Mr. Wang and Mr. Fang each own 50% of Beijing Wisecom. Beijing Newpalm and Beijing Wisecom are held under trust deed arrangements under which Mr. Wang, Ms. He and Mr. Fang also serve as trustees of the trusts. China.com Corp. Limited is the holding vehicle of China.com incorporated in Hong Kong which is the 100% beneficiary of the trusts.

With respect to our Shenzhen business, the ICP is Shenzhen KK Technology Ltd., or Shenzhen KK. Two of China.com’s employees have ownership interests in Shenzhen KK with Mr. Wang and Ms. each owning 50% of Shenzhen KK. Shenzhen KK is held under trust deed arrangements under which Mr. Wang and Ms. He also serve as trustees of the trusts. Unitedcrest Investments Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

With respect to our TimeHeart business, the ICP is Beijing TimeHeart Information Technology Limited, or Beijing Timeheart. Two of China.com’s employees have ownership interests in Beijing TimeHeart with Ms. Huang owning 50% of Beijing TimeHeart and Ms. Zhao owning 50% of Beijing TimeHeart. Beijing TimeHeart is held under trust deed arrangements under which Ms. Huang and Ms. Zhao also serve as trustees of the trusts, and TimeHeart Science Technology Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

With respect to our China.com Portal business, the ICP is Beijing China.com Technology Services Co., Ltd., or Beijing China.com. Three of China.com’s employees have ownership interests in Beijing China.com with Mr. Wang and Mr. Fang each owning 40% of Beijing China.com and Ms. Wu owning 20% of Beijing China.com. Beijing China.com is held under trust deed arrangements under which Mr. Wang, Mr. Fang and Ms. Wu also serve as trustees of the trusts, and chinadotcom Portals Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

With respect to our Go2joy business, the ICP is Beijing He He Technology Co., Ltd., or Beijing He He. Two of China.com’s employees have ownership interests in Beijing He He with Ms. He and Ms. Wu each owning 50% of Beijing He He. Beijing He He is held under trust deed arrangements under which Ms. Wang and Ms. Wu also serve as trustees of the trusts, and Double Keen Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

With respect to our 17game business, the ICP is Beijing Hulian Jingwei Technology Development Co., Ltd., or Beijing Inter Connected. Two of China.com’s employees have ownership interests in Beijing Inter Connected with Mr. Wang owning 70% of Inter Connected and Mr. Xu owning 30% of Inter Connected. Inter Connected is held under trust deed arrangements under which Mr. Wang and Mr. Fan also serve as trustees of the trusts, and Equity Pacific Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

Licenses and Agreements

The ICPs each hold various types of licenses required by the regulatory authorities in China with respect to operating their respective businesses.

•	Beijing Newpalm, Beijing Wisecom, Beijing He He and Shenzhen KK each hold a license to provide SMS, MMS, IVR, WAP and other mobile services and applications to public subscribers in the PRC.

•	Beijing Newpalm, Beijing He He, Shenzhen KK and Beijing TimeHeart each hold a nationwide license to provide mobile value added services, or MVAS in the PRC.

•	Beijing TimeHeart holds an Internet Content Provider license in the PRC.

During 2006, Beijing Newpalm continued to serve as the primary ICP within Newpalm. Previously, Beijing Newpalm had entered into agreements with China Mobile to provide services on China Mobile’s network and Beijing Wisecom had entered into agreements with China Unicom to provide services on China Unicom’s network. As the primary ICP within Newpalm, Beijing Newpalm continues to enter into various agreements with China Mobile to provide services on China Mobile’s network, and except for a few provinces, Beijing Newpalm has replaced Beijing Wisecom to renegotiate with China Unicom to provide services on China Unicom’s network.

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

Beijing Inter Connected holds one Internet content provider license and has been authorized to operate two Internet portals with the URL www.17game.com and the URL www.yxwz.com for all its online games. Beijing Inter Connected also holds various licenses which are attached to the Internet content provider license which are particularly applied for each game imported into and operated in China.

With respect to our online games business, we also hold various licenses in the PRC for the import and licensing of Yulgang, Travia and Special Force.

Use of Wholly Foreign Owned Enterprises

The ICPs Beijing Newpalm and Beijing Wisecom (for Newpalm), Beijing China.com (for the China.com Portal) and Beijing He He (for Go2joy) and Beijing Timeheart (for TimeHeart) act as the primary revenue generating entities of each business unit. In order to provide, among other things, more effective controls over these ICPs, each of the respective beneficiaries of the trusts, under the trust deed arrangements for these business units, has formed and invested in a wholly foreign owned enterprise, or WFOE, to act as a long term exclusive partner of the ICP. WFOEs are limited liability companies established under the Chinese Company Law, the shareholders of which are permitted to be 100% foreign (not Chinese nationals).

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

The WFOE formed to provide services for Beijing TimeHeart is TimeHeart (Beijing) Network Technology Limited. This WFOE did not charge Beijing TimeHeart any fees in 2006.

The WFOE formed to provide services for Beijing China.com is Chinadotcom Communications Technology Development (Beijing) Limited This WFOE charged fees averaging approximately 49% and 41% of the gross revenue of Beijing China.com for its services during each of 2005 and 2006, respectively.

The WFOE formed to provide services for Beijing He He is Beijing He He IVR Mobile Technology Ltd. This WFOE did not charge Beijing He He any fees in 2005 or 2006.

The WFOE formed to provide services for Beijing Inter Connected is Beijing 17game Network Technology Co., Ltd. This WFOE is able to directly sell the final online game products to the consumers instead of charging a service fee via Beijing Inter Connected.

D.	Property, Plants and Equipment

Facilities

As of May 31, 2007, we owned no real estate and our major leased facilities included our:

•	principal executive offices in Hong Kong, where we have leased approximately 13,600 square feet, approximately 40% of which we occupy pursuant to the terms of a Services Agreement;

•	corporate, research and development, sales, marketing, consulting and support facilities in Atlanta, Georgia, where we lease approximately 36,200 square feet;

•	sales, marketing and support facilities in Northampton, England, where we lease approximately 11,500 square feet;

•	service, sales and support facilities in San Francisco, California, and Sydney and Melbourne, Australia where we lease approximately 10,278, 13,210 and 12,426 square feet, respectively;

•

professional services, education and research and development facilities in Vancouver, British Columbia, where we lease approximately 133,812 square feet, approximately 96,801 square feet of which is currently sublet;

•	product development facilities and Nordic service, sales, marketing and support facilities in Stockholm, Sweden, where we lease approximately 13,500 square feet;

•	product development centers in Bangalore, India, where we lease approximately 40,000 square feet and Shanghai, China, where we lease approximately 9,563 square feet;

•	local support facilities in Paris, France, where we lease approximately 11,808 square feet, and in Globen, Linköping and Hässleholm, Sweden, where we lease approximately 39,000 square feet;

•	service, sales, marketing and support facilities for our Business Services Group in King of Prussia, Pennsylvania, where we lease approximately 21,000 square feet;

•	operational facilities for certain of our enterprise software subsidiaries, located in Campbell, CA, where we lease approximately, 29,126 square feet; and

•	operational and support facilities for our China.com and CDC Games businesses in Beijing where we lease approximately 60,216 square feet of office space.

We and our subsidiaries also lease additional office space in various other locations in the United States, Canada, Europe, Asia and Australia. These locations include:

•

in the United States: Addison, TX; Bala Cynwyd, PA; Bethesda, MD; Dallas, TX; Des Plaines, IL; Edison, NJ; Fairfield, NJ; Miami, FL; Mt. Laurel, NJ; Naperville, IL; Portland, OR; San Francisco, CA; Westborough, MA; and White Plains, NY;

•	in Canada: Toronto, Ontario;

•	in Europe: Vantaa, Finland; Paris, France; Unterfohring, Germany; Dublin, Republic of Ireland; Zeist, The Netherlands; Barcelona, Spain; Binfield, Berkshire, UK; Milton Keynes, UK; and Solna, Sweden;

•	in Asia: China (including Guangzhou, Chengdu, Shenzhen, Shanghai, Hangzhou, Henan, Nanjing, Shandong, Shanxi and Tianjin); Mumbai, India; Tokyo, Japan; and Seoul, Korea; and

•	in Australia: Milton, Brisbane.

During 2006 and 2007, we elected to continue to expand our remote work model to reduce our overall reliance on leased facilities. The amount of cost benefit from this reduction in leased facilities will depend upon the success of our sublease program.

Furthermore, in December 2006, China.com entered into contracts to acquire approximately 376,740 square feet of land in Nanjing, China for an aggregate of approximately US$550,000 payable in installments. We intend that these premises will be utilized as corporate facilities for us and our subsidiaries.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

On August 31, 2006, the staff of the Securities and Exchange Commission provided comments to our Annual Report on Form 20-F for the year ended December 31, 2005 and various Current Reports on Form 6-K, including a comment requesting us to consider whether separate financial statements and notes related thereto of Equity Pacific Limited, its subsidiaries and its variable interest entity (collectively, “17game Group”) were required pursuant to the disclosure requirements of Item 8 of Form 20-F and Item 3-09 of Regulation S-X. After correspondence with the staff of the Securities and Exchange Commission, we agreed to amend our 2005 Annual Report on Form 20-F to include separate consolidated balance sheets for 17game Group as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2005 and for the five month period from August 1 to December 31, 2004 and the accompanying audit report of Deloitte Touche Tohmatsu CPA Ltd. (collectively, the “17game Group Financial Statements”). On July 2, 2007, we filed such amendment with the Securities and Exchange Commission. While we believe that the filing of the amendment resolves the comments received from the staff in their August 31, 2006 comment letter, we cannot assure you that the staff of the Securities and Exchange Commission will not raise additional comments relating to the 17game Group Financial Statements or our amended 2005 Annual Report on Form 20-F.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary Statement

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

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Products and Services

CDC Corporation is a global provider of enterprise software, mobile services and internet and media services and the development and operation of online games. The Company offers the following products and services to customers around the world:

•

Software. We are a global provider of enterprise software applications and related services. Our products are designed to support and automate the processes of an organization to achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions. Our products and services seek to help companies worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and improved regulatory compliance. The software suite includes Enterprise Resource Planning, or ERP, Customer Relationship Management, or CRM, Supply Chain Management, or SCM, Order Management Systems, or OMS, Human Resources and Payroll Management, or HRM, and Business Intelligence, or BI, products.

•

Business Services. The Company’s business services offerings include information technology services, eBusiness consulting, web development and outsourcing in Hong Kong, Australia, Korea, and the U.S., and a marketing database and marketing support service offered principally in Australia and New Zealand. The Company’s business services companies provide program management, outsourcing services, application development and ongoing support services using a wide range of technologies.

•

CDC Games. Our Games business is principally derived from online game services in the China. We operate our Massively Multiplayer Online Role-Playing Games, or MMORPGs, under two models. The first model is the traditional subscription based pay-to-play, where users purchase pre-paid cards, or the PP-Cards, to play for a fixed number of hours. The second model is free-to-play, under which players are able to access the games free of charge but may choose to purchase in-game merchandise or premium features to enhance their game playing experience, such purchases can only be made through the use of PP-Cards.

•

Mobile Services and Applications. Our mobile services and applications business provides news and mobile applications services targeting the consumer market in China. It offers wireless services including Short Message Service, or SMS, Interactive Voice Response, or IVR, Multimedia Message Service, or MMS and Wireless Application Protocol, or WAP. We have established strong local direct connectivity with provincial mobile network operators in 29 provinces in the PRC, which facilitates the marketing and promotional activities of our wireless services. Our mobile services and applications business is primarily operated through Newpalm and Go2joy, both of which are held through our subsidiary, China.com.

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

Effect of acquisitions

During 2004 and 2006, we made the following significant business acquisitions, by business segment, the results of which have been consolidated from the respective dates of acquisition. There were no significant acquisitions during 2005.

Software

Acquired company	Date
Pivotal Corporation (“Pivotal”)	Feb-04

Ross Systems, Inc. (“Ross”)	Aug-04

Business Services

Acquired company	Date
D B Professionals, Inc. ("DBPI")	Jul-06

Vis.align, Inc. (“Vis.align”)	Dec-06

Mobile Services and Applications

Acquired company	Date
Group Team Investments Limited (holds Beijing He He Technology Co. Ltd. (“Go2joy”))	May-04

TimeHeart Science Technology Limited (the “TimeHeart Group”)	Nov-06

CDC Games

Acquired company	Date
Equity Pacific Limited (the “17game Group”).	Mar-06

For a list of all acquisitions, see Item 4 – “Information on the Company.”

Operating Segments and Discontinued Operations

We report results in five business segments, “Software,” “Business Services,” Mobile Services and Applications,” ”Internet and Media” and “CDC Games.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, goodwill and intangible assets, business combinations, valuation of derivative financial instruments, fair value of investments not actively traded, capitalization of software costs, investments, accounts receivable and allowance for doubtful accounts, deferred tax valuation allowance, stock based compensation, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in “Note 2- Summary of Significant Accounting Policies” in Item 18- Financial Statements.

We believe the following critical accounting policies are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Revenue Recognition

We generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

We generate revenues from five primary sources: Software, Business Services, Mobile Services and Applications, Internet and Media services and CDC Games. We recognize revenue in accordance with US GAAP. The specific literature that the Company follows in connection with its revenue recognition policy includes the Securities and Exchange Commission’s Staff Accounting Bulletin 104, “Revenue Recognition”, the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables” EITF 00-3 “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware”, and in certain instances EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

In addition to these basic criteria, the following are the specific revenue recognition policies we follow for each major stream of revenue by reporting segment.

Software

We generate software revenues from the sale of software licenses, and the maintenance and services for such software licenses. Such sales often include a combination of software consulting and integration services, implementation training and maintenance services. We allocate the arrangement fee in these multi-element arrangements to each individual element using its relative fair value as based on vendor specific objective evidence (“VSOE”). VSOE of fair value is typically determined by the customary price charged for each element when sold separately after the application of any standard approved discount. In the case of an element not yet sold separately, VSOE of fair value is the price established by authorized management if it is probable that the price, once established, will not change before market introduction. Where fair value exists for all undelivered elements of the arrangement but not the delivered elements, we apply the “residual” method of accounting and defer revenue allocated to the undelivered elements while recognizing the residual revenue allocated to the delivered elements. In the absence of VSOE of fair value for any undelivered element, we defer the entire arrangement fee and recognize revenue when all undelivered elements are delivered assuming all other basic criteria for revenue recognition have been met. We generally recognize revenues from services separately from license fees revenues because the service arrangements qualify as "service transactions" as defined by SOP 97-2. The factors considered in determining whether the revenues should be accounted for separately include the nature of the services and whether the services are essential to the functionality of the licensed product, availability of services from other vendors, and the impact of payment timing on the realizability of the software license fee.

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

CDC Games

CDC Games revenues are principally derived from the provision of online game services in China. The Company operates its MMORPGs under two models. The first revenue model is the traditional subscription based pay-to-play, where users purchase PP-Cards to play for a fixed number of hours. The second revenue model is free-to-play, under which players are able to access the games free of charge but may choose to purchase in-game merchandise or premium features to enhance their game playing experience, such purchases can only be made through the use of PP-Cards.

The end users are required to activate their PP-Cards by using access codes and passwords to exchange the value of these cards to game points and deposit into their personal accounts. They consume points for online game services by trading them either for a pre-specified length of game playing time or in-game merchandise or premium features sold at online game stores. All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for the Company’s online game services, i.e., when game playing time occurs or in-game merchandise or premium features are delivered, or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards.

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

The estimated useful lives of the intangible assets are as follows:

Trademarks	Indefinite
URLs	20 years
Software applications and programs	2 to 5 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

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

During 2005 and 2006, we performed the required impairment tests on goodwill and intangibles with an indefinite useful life and were not required to record any impairment. Management judgment is required with respect to the identification of reporting units based on our internal reporting structure that reflects the way we manage our business or operations, assigning assets and liabilities to reporting units, and assigning goodwill to reporting units. Significant judgment is also required to estimate the fair value of reporting units including estimating future cash flows, determining appropriate discount rates, estimating the applicable tax rates, projecting future industry trends and market conditions, and making other assumptions. The use of different estimates and assumptions could materially affect the determination of fair value for each reporting unit. If we change our estimates and assumptions in the future based on changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, or significant negative industry or economic trends, such changes might result in an impairment charge.

We also annually review and adjust the carrying value of amortized intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of amortized intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including our assessment of the discount rate used and the amounts and timing of future cash flows. During 2005 and 2006, we performed the required impairment reviews and were not required to record any material impairment on amortized intangible assets. The use of different estimates and assumptions might have resulted in an impairment charge, or might result in an impairment charge in the future. As of December 31, 2006, $96.1 million of our identifiable intangible assets were subject to amortization.

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

In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. At December 31, 2005 and 2006 we had deferred revenue balances of $37.2 million and $46.0 million, respectively, which are primarily related to our acquisitions during 2005 and 2006. Management judgment is also required in determining an appropriate fair value for deferred revenue. If the fair values we determined for deferred revenues acquired in prior years were lower, our revenue for the year would have been lower.

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

Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenues used to assess realizability of the capitalized amounts. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2005 and 2006, capitalized software development costs were $10.5 million and $20.9 million respectively, and related accumulated amortization totaled $1.3 million and $4.5 million respectively.

Investments

Debt and equity investments designated as available-for-sale are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale are reported in accumulated other comprehensive income (loss) and as a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale securities are included in gain (loss) on disposal and impairment, respectively, in our consolidated statements of operations. Gains or losses on the sale of investments and amounts reclassified from accumulated other comprehensive income (loss) to the statement of operations are computed based upon specific identification. Interest on securities classified as available-for-sale securities is included in interest income.

Debt investments, where the Company has the positive intent and ability to hold the securities to maturity, are designated as held to maturity securities and are stated at amortized cost.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, we evaluate evidence to determine whether the realizable value is less than the current market price for the securities. Such information may include the investment’s financial performance, the near term prospects of the investment, the current and expected future financial condition of the investment’s issuer and industry, and our investment intent. Management judgment is required in determining fair value of investments, and in determining whether an impairment is other-than-temporary. The use of different estimates and assumptions could affect the determination of fair value for each investment, and could result in an impairment charge. For investments not actively traded, the company reviews a variety of information including financial performance, comparisons to recently traded comparable securities, advice of investment professionals, and financial modeling to determine the fair market value as well as determine in the case of declines in value if the decline is an other than temporary decline in fair value.

All other equity investments for which we do not have the ability to exercise significant influence (generally, when we have an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from equity investees or investments, if any, are included in income when declared. We periodically evaluate the carrying value of our investments accounted for under the cost method of accounting and any other than temporary impairment is included in the consolidated statement of operations.

Derivative Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as modified by SFAS No. 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), requires all contracts which meet the definition of a derivative to be recognized in the

Company’s consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the Company’s consolidated statement of operations or in the Company’s consolidated statement of shareholders’ equity as a component of accumulated other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the Company’s consolidated statement of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using the industry standard valuation techniques.

Deferred Tax Valuation Allowance

The Company records a valuation allowance on its deferred tax assets in an amount that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. In reaching this determination, the Company considers the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies. As of December 31, 2005 and 2006, the Company has provided a valuation allowance of $77.1 million and $59.0 million against its net deferred tax assets. For its calendar year ended December 31, 2006 the valuation allowance decreased by $18.1 million which is the result of the tax effects of the Company's operations as well as the Company's determination of the amount that will be realized. A maximum of $32.9 million of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce the goodwill. The portion of the change in the valuation allowance resulting in a decrease in goodwill principally relates to the Company’s recovery of deferred tax assets acquired in business combinations for which a valuation allowance was recorded at the time of acquisition.

Stock-based Compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share Based Payment” (“SFAS 123(R)”). Prior to January 1, 2006, the Company accounted for share-based employee compensation arrangements under the recognition and measurement principles of Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, share compensation expense was recognized by utilizing the accelerated expense attribution method over the vesting period of the share options based on the difference, if any, between the fair value of the underlying the Company’s shares at the date of grant and the exercise price of the share options.

Prior to the adoption of SFAS 123(R), cash flows resulting from the tax benefit related to equity-based compensation was required to be presented in the operating cash flows, along with other tax cash flows, in accordance with the provisions of EITF 00-15, “Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option”, (“EITF 00-15”). SFAS 123(R) superseded EITF 00-15, amended SFAS No. 95, “Statement of Cash Flows”, and requires tax benefits relating to excess equity-based compensation deductions to be prospectively presented in the statement of cash flows as financing cash inflows.

The Company adopted SFAS 123(R) using the modified prospective method. SFAS 123(R) requires measurement of compensation cost for all share based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The recognized expense is net of expected forfeitures and the restatement of prior periods is not required.

The fair value of restricted shares is determined based on the number of shares granted and the quoted market price of the Company’s common shares. SFAS 123(R) did not change the accounting guidance for share-based payment transactions with parties other than employees as originally issued by EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). The fair value of options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures under Statement of SFAS 123, as amended by SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure” (“SFAS 148”). On March 29, 2005, the Securities and Exchange Commission (“SEC”) published Staff Accounting Bulletin No. 107 (“SAB 107”), which provides the Staff’s views on a variety of matters related to share based payments. SAB 107 requires that share based compensation be classified in the same expense line items as cash compensation.

The effect of adopting SFAS 123(R) on the Company’s income from operations, income before income taxes, net income, net cash provided by operating activities, and basic and diluted earnings per share for the year ended December 31, 2006 was a reduction of $6.9 million, $6.9 million, $6.6 million, $6.6 million, $0.05 and $0.05, respectively and an increase of our net cash provided by financing activities of Nil.

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

Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. As of December 31, 2006, we had $3.5 million accrued for legal fees and contingencies. We use internal and external experts, as necessary, to help estimate the probability that a loss has been incurred and the amount or range of the loss. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of such accruals may change in the future due to changes in approach or new developments in each case.

Impact of Certain Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). It allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133; establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued by the Company after January 1, 2007. The Company is evaluating the effect of the adoption of SFAS 155. It is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109. FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, FIN 48 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management is currently evaluating the impact this new standard will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. The Company is required to adopt SFAS 157 effective January 1, 2008 on a prospective basis. Management is currently evaluating the impact this new standard will have on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Specifically, SAB 108 requires that public companies utilize a “dual-approach” to assessing quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. SAB 108 did not have an effect on our financial position, cash flows or results of operations for the year ended December 31, 2006.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact this new standard will have on its financial statements.

Results of Operations

In June 2007, we amended and restated our Annual Report on Form 20-F for the year ended December 31, 2005, to restate our consolidated financial statements and notes related thereto for the years ended December 31, 2003, 2004 and 2005, and provide separate financial statements and notes related thereto of Equity Pacific Limited, its subsidiaries and its variable interest entity.

All historical amounts relating to our financial information for the years ended December 31, 2003, 2004 and 2005 refer to such amended and restated amounts.

The following table summarizes our historical results of operations in U.S. dollars and as percentages of total revenues for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004		2005		2006
	(in thousands, except percentage data)
Revenues
Software	$107,648	59%	$158,804	65%	$175,374	57%
Licenses	28,581	16%	38,541	16%	46,260	15%
Maintenance and consulting services	79,067	43%	120,263	49%	129,114	42%
Business Services	42,927	24%	42,686	17%	65,447	21%
IT products	2,083	1%	2,079	1%	3,038	1%
Consulting services	37,308	20%	37,139	15%	59,315	19%
Advertising	3,536	2%	3,468	1%	3,094	1%
Mobile Services and Applications	23,694	13%	34,389	14%	31,862	10%
Internet and Media	8,183	4%	8,995	4%	10,064	3%
CDC Games	—	0%	—	0%	26,780	9%

	182,452	100%	244,874	100%	309,528	100%

Cost of revenues
Software	(46,725)	26%	(68,070)	28%	(74,532)	24%
Licenses	(3,486)	2%	(6,750)	3%	(8,408)	3%
Maintenance and consulting services	(39,754)	22%	(55,792)	23%	(61,115)	20%
Amortization of purchased technologies	(3,485)	2%	(5,528)	2%	(5,009)	2%
Business Services	(28,076)	15%	(27,168)	11%	(45,200)	15%
IT products	(1,879)	1%	(1,671)	1%	(1,834)	1%
Consulting services	(24,871)	14%	(24,338)	10%	(42,388)	14%
Advertising	(1,326)	1%	(1,159)	0%	(978)	0%
Mobile Services and Applications	(4,597)	3%	(15,262)	6%	(13,004)	4%
Internet and Media	(3,319)	2%	(3,449)	1%	(4,095)	1%
CDC Games	—	0%	—	0%	(10,631)	3%

	(82,717)	45%	(113,949)	47%	(147,462)	48%

Gross margin and gross margin %	99,735	55%	130,925	53%	162,066	52%
Selling, general and administrative expenses	(80,326)	44%	(100,549)	41%	(125,500)	41%
Research and development expenses	(13,825)	8%	(22,605)	9%	(19,981)	6%
Depreciation and amortization expenses	(8,919)	5%	(9,937)	4%	(10,976)	4%
Restructuring expenses	(3,760)	2%	(1,667)	1%	(1,974)	1%

Total operating expenses	(106,830)	59%	(134,758)	55%	(158,431)	51%

Operating income (loss)	(7,095)	4%	(3,833)	2%	3,635	1%

Interest income	9,654	5%	8,156	3%	10,680	3%
Interest expense	(1,895)	1%	(1,257)	1%	(3,038)	1%
Gain on disposal of available-for-sale securities	167	0%	525	0%	344	0%
Gain on disposal of subsidiaries and cost investments	892	0%	483	0%	3,087	1%
Other non-operating gains	—	0%	—	0%	—	0%
Other non-operating losses	—	0%	—	0%	531	0%
Impairment of cost investments and available-for-sale securities	(1,362)	1%	—	0%	—	0%
Share of loss in equity investees	(468)	0%	(1,172)	0%	976	0%

Total other income	6,988	4%	6,735	3%	12,579	4%

Income before income taxes	(107)	0%	2,902	1%	16,214	5%

Income tax expense	(3,375)	2%	(4,957)	2%	(3,062)	1%

Income (loss) before minority interests	(3,482)	2%	(2,055)	1%	13,152	4%
Minority interests in income of consolidated subsidiaries	(925)	1%	(1,409)	1%	(2,312)	1%

Income (loss) from continuing operations	(4,407)	2%	(3,464)	1%	10,840	4%

Discontinued operations
Loss from operations of discontinued subsidiaries, net of related tax benefit	(610)	0%	(47)	0%	—	0%
Loss on disposal/dissolution of discontinued subsidiaries, net	(950)	1%	(3)	0%	—	0%

Net income (loss)	$(5,967)	3%	$(3,514)	1%	$10,840	4%

Year ended December 31, 2006 Compared to Year ended December 31, 2005

Net Revenues

Consolidated. Consolidated net revenues increased 26%, or approximately $64.6 million, from $244.9 million in 2005 to $309.5 million in 2006. Consolidated net revenues increased primarily as a result of additional revenues received from acquired software and business services companies and increased sales volumes in certain key products discussed below. The table below sets forth the revenues from our principal business segments and revenues as percentages of our total revenues for the periods presented:

	Year ended December 31,
	2005		2006
	(in thousands, except percentage data)
Revenues
Software	$158,804	65%	$175,374	57%
Licenses	38,541	16%	46,260	15%
Maintenance and consulting services	120,263	49%	129,114	42%
Business Services	42,686	17%	65,447	21%
IT products	2,079	1%	3,038	1%
Consulting services	37,139	15%	59,315	19%
Advertising	3,468	1%	3,094	1%
Mobile Services and Applications	34,389	14%	31,862	10%
Internet and Media	8,995	4%	10,064	3%
CDC Games	—	0%	26,780	9%

	$244,874	100%	$309,528	100%

The following table sets forth the revenues contributed for the year ended December 31, 2006 by subsidiaries acquired in 2006, by principal business segment:

Year ended December 31, 2006
(in thousands)
Software - MVI, C360, JRG	3,944
Business Services - OSTI, Vis.align, DBPI, Horizon	22,664
Mobile Services and Applications - Timeheart Group	336
CDC Games - Equity Pacific	26,780

$53,724

Our top 10 customers accounted for 18% and 15% of our revenues for 2005 and 2006, respectively. No single customer accounted for 10% or more of the revenues during any of 2005 or 2006.

Software. Software revenues increased from $158.8 million in 2005 to $175.4 million in 2006 primarily due to increases in our customer base during 2006, additional sales of software to existing customers and the acquisitions during 2006 of MVI, c360 and JRG which contributed approximately $3.9 million of the aggregate software revenue increase of $16.6 million for 2006. As a percentage of total revenues, the software segment generated 57% of the total in 2006, decreasing from 65% in 2005.

License revenues increased from $38.5 million in 2005 to $46.3 million in 2006, an increase of $7.8 million, primarily due to increases in our customer base during 2006 and 2006 acquisitions in our Software segment. In 2006, our Software segment grew by approximately 300 new customers. New customers represented approximately 40% of total license revenues while repeat customers represented approximately 60% of total license revenues. New software sales were strong in global vertical industries including financial services, discrete and process manufacturing, and homebuilding. Maintenance and consulting services revenues in our software segment increased from $120.3 million in 2005 to $129 million in 2006, an increase of $8.7 million, primarily associated with installation and professional services associated with a larger customer base. As a percentage of total software revenues, license revenues comprised 26% of Software revenues in 2006 compared to 24% in 2005, and maintenance and consulting services revenues comprised 74% of the total in 2006 compared to 76% in 2005.

Business Services. Business Services revenues increased from $42.7 million in 2005 to $65.4 million in 2006 primarily as a result of acquisitions in our Business Services segment made during 2006 As a percentage of total revenues, this segment generated 21% of the total in 2006, increasing from 17% in 2005 mainly due to acquisitions related to our Business Services segment.

IT product revenues increased from $2.1 million to $3.0 million in 2005 and 2006, respectively, based primarily on increases in selling hardware and software solutions in our Australian subsidiary. The Business Services segment as a whole, however, continued to focus on providing services rather than a mix of product and service sales. Consulting services revenues increased from $37.1 million in 2005 to $59.3 million in 2006, an increase of $22.2 million. This increase was primarily a result of acquisitions in our Business Services segment made during 2006. As a percentage of total Business Services revenues, IT product revenues comprised 5% of the total in 2006 compared to 5% in 2005, and consulting services revenues comprised 91% of the total in 2006 compared to 87% in 2005.

Revenues from advertising services decreased from $3.5 million to $3.1 million in 2005 and 2006, respectively, as our Business Services segment continued to focus on providing software services rather than advertising services.

Mobile Services and Applications. Mobile services and applications revenues decreased from $34.4 million in 2005 to $31.9 million in 2006, a decrease of $2.5 million, primarily due to a decrease in volume as a result of regulatory rule changes related to billing methods and other factors promulgated by China’s Ministry of Information Industry. As a percentage of total revenues, this segment generated 10% of the total in 2006, decreasing from 14% in 2005.

Internet and Media. Internet and Media segment revenues increased from $9.0 million in 2005 to $10.0 million in 2006, an increase of $1.0 million. Such increase was primarily due to the increased Portal revenue as a result of targeted investments made in 2004 to establish the Portal as an influential player in China. As a percentage of total revenues, this segment generated 3% and 4% of the total in 2006 and 2005, respectively.

CDC Games. During 2006, we had revenues of $26.8 million. We are a leading operator of online “free-to play, pay for virtual merchandise” games in China. Currently we operate one game called Yulgang which had approximately 42.9 million registered users as of Dec 31, 2006. We intend to launch additional games in this category in 2007 and beyond. There was no CDC Games revenue in 2005, as we held a minority interest in the acquired games subsidiary and therefore, used the equity method of accounting in 2005 for the games business.

Cost of Revenues

Consolidated. Consolidated cost of revenues increased 29%, or approximately $33.6 million, from $113.9 million in 2005 to $147.5 million in 2006. The increase in 2006 was primarily due to growth in revenues at existing subsidiaries and associated costs of revenues associated with these increased revenues as well as the effects of acquisitions in our various segments made during 2006. Gross margin percentage remained relatively stable and slightly increased from 53% in 2005 to 52% in 2006, due to a differing revenue mix. The following table sets forth the cost of revenues from our principal business segments and costs of revenues as a percentage of our total revenues for the periods presented:

	Year ended December 31,
	2005		2006
	(in thousands, except percentage data)
Cost of revenues
Software	$68,070	28%	$74,532	24%
Licenses	6,750	3%	8,408	3%
Maintenance and consulting services	55,792	23%	61,115	20%
Amortization of purchased technologies	5,528	2%	5,009	2%
Business Services	27,168	11%	45,200	15%
IT products	1,671	1%	1,834	1%
Consulting services	24,338	10%	42,388	14%
Advertising	1,159	0%	978	0%
Mobile Services and Applications	15,262	6%	13,004	4%
Internet and Media	3,449	1%	4,095	1%
CDC Games	—	0%	10,631	3%

	$113,949	47%	$147,462	48%

The following table sets forth the cost of revenues contributed for the years ended December 31, 2006 by subsidiaries acquired in 2006 by principal business segment:

Year ended December 31, 2006
(in thousands)
Software - MVI, C360, JRG	$551
Business Services - OSTI, Vis.align, DBPI, Horizon	19,646
Mobile Services and Applications - Timeheart Group	93
CDC Games - Equity Pacific	10,631

$30,921

Software. Cost of revenues from software sales increased from $68.0 million in 2005 to $74.5 million in 2006, an increase of $6.5 million, principally resulting from increased Software segment revenue of $16.7 million from 2005 to 2006. Included in this cost of revenue are the cost of third party software content as well as services and support needed to implement and maintain our products.

Cost of revenues for license sales increased from $6.8 million in 2005 to $8.4 million in 2006, an increase of $1.6 million, primarily as a result of third party software license costs of $8.0 million associated with increased license revenue from 2005 to 2006. Cost of revenues for consulting services was $61.1 million in 2006, an increase of $5.3 million from $55.8 million in 2005, related to higher personnel costs. As a percentage of total license revenues, cost of license revenues comprised 18% of license revenues in 2006 compared to 17.5% in 2005. As a percentage of total maintenance and consulting services revenues, cost of maintenance and consulting services revenues comprised 47% of the total in 2006 compared to 46% in 2005.

Business Services. Cost of revenues in the Business Services segment increased from $27.2 million in 2005 to $45.2 million in 2006, an increase of $18.0 million, primarily due to acquisitions in the Business Services segment made during 2006. As a percentage of Business Services revenues, our cost of Business Services revenues increased to 69% of the total in 2006 from 64% in 2005 primarily due to the 2006 acquisition of several firms focused on IT staff augmentation, which have higher cost of revenues than our legacy business.

Cost of revenues from IT product sales increased from $1.7 million in 2005 to $1.8 million in 2006, an increase of $0.1 million, resulting from significantly higher sales of IT product at a higher gross margins than achieved in 2005. Cost of revenues for consulting services increased from $24.3 million in 2005 to $42.4 million in 2006, an increase of $18.1 million, primarily due to providing significantly higher 2006 consulting and IT augmentation services, in part due to the acquisition of additional Business Services entities in 2006. As a percentage of total IT product revenues, cost of IT product revenues comprised 60% of the total in 2006 compared to 80% in 2005. As a percentage of total consulting services revenues, cost of consulting services revenues comprised 71% of the total in 2006 compared to 66% in 2005 due to acquired entities focused principally on IT augmentation services which typically have higher cost of sales than our legacy business services revenue.

Cost of revenues from advertising services sales, decreased from $1.2 million in 2005 to $1.0 million in 2006, a decrease of $0.2 million, primarily as a result of lower volume in advertising services in 2006 compared to 2005. As a percentage of total advertising revenues, cost of advertising revenues comprised 32% of the total in 2006 compared to 33% in 2005.

Mobile Services and Applications. Cost of revenues from Mobile Services and Applications sales decreased from $15.3 million in 2005 to $13.0 million in 2006, a decrease of $2.3 million, primarily a result of decrease in revenue from 2005 to 2006. As a percentage of total Mobile Services and Applications revenues, cost of Mobile Services and Applications revenues comprised 44% of the total in 2005 compared to 41% in 2006 due to favorable cost trends associated with acquiring third party mobile content.

Internet and Media. Cost of revenues from Internet and Media sales increased from $3.4 million in 2005 to $4.1 million in 2006, an increase of $0.7 million. The rate of increase in costs of revenues in this segment was lower than the rate of revenue increase in the same segment primarily because of higher revenues from our Portal services which have higher gross margins. As a percentage of total Internet and Media revenues, cost of Internet and Media revenues comprised 38% of the total in 2005 compared to 41% in 2006.

CDC Games. We had cost of revenues of $10.6 million related to our CDC Games segment due to the purchase of Equity Pacific in 2006. As a percentage of CDC Games revenue, cost of CDC Games cost of revenue was 40% associated with hosting and operating our multiplayer game service.

Consolidated. Total operating expenses increased from $134.8 million in 2005 to $158.4 million in 2006, an increase of $23.6 million or 18%, primarily due to acquisitions in our various segments during 2006, as well as the additional selling, general and administrative, or SG&A, resources added during 2006 associated with adding personnel and systems to support a larger and more complex company. Operating expenses were also impacted by acquisition-related expenses, including amortization of acquired intangibles, restructuring expenses, and stock compensation expense.

Selling, General and Administrative, or SG&A, Expenses. SG&A expenses increased by $25.0 million, or 25%, to $125.5 million in 2006. The increase in SG&A expenses was principally a result of acquisitions in our various business segments made during 2006, increased expenditures in sales and marketing and increased personnel and systems to handle a larger a more complex operation.

As a percentage of revenues, SG&A expenses were 41% of the total in both 2006 and 2005.

Research and Development Expenses. Research and development decreased from $22.6 million in 2005 to $19.9 million in 2006, a decrease of $2.7 million or 12%. This decrease was principally as a result of the consolidation of efforts between Ross and Pivotal in 2006.

Depreciation and Amortization. Depreciation and amortization expenses were $9.9 million in 2005 compared to $11.0 million in 2006, an increase of $1.1 million or 11% principally associated with IT equipment purchases and acquisitions made in 2006.

Restructuring Expenses. Restructuring expenses were $1.7 million in 2005 compared to $2.0 million in 2006, an increase of $0.3 million or 18%. See “Note 25- Restructuring Costs” in “Item 18- Financial Statements” for further discussion of restructuring expenses.

Interest Income

Interest income increased to $10.7 million in 2006 from $8.2 million in 2005. The increase was principally the result of higher cash balances and higher interest rates.

Our treasury management program involved investments in long-term debt securities where we can still access funds through short term collateral credit facilities. Our credit facilities and related risks are further disclosed under caption “Liquidity and Capital Resources” in Item 5.B – Operating and Financial Review and Prospects. We generated nearly all of our interest income from investments in debt securities. At December 31, 2005 and 2006, we had $148.2 million and $126.4 million, respectively, in these investment debt securities.

Interest Expense

Interest expense increased to $3.0 million in 2006 from $1.3 million in 2005. This increase in interest was primarily due to the issuance of our 3.75% senior exchangeable, unsecured convertible notes.

The weighted average interest rates on short-term borrowings during the year was 3.6% in 2005 and 4.6% in 2006. The weighted average interest rates on short-term borrowings at December 31, 2005 and 2006 were 3.6% and 4.5% per annum, respectively.

Other Gains and Losses

Gain on disposal of available-for-sale securities was $0.3 million in 2006 compared to $0.5 million in 2005. We recorded a gain on disposal of subsidiaries and cost investments of $3.0 million in 2006 compared to $0.5 million in 2005. The gain in 2006 was associated with the deemed disposal of China.com shares in regards to the acquisition of the remaining interest in 17games whereby the value of the disposed shares of China.com were greater than acquired liabilities by an equivalent amount of the recorded gain. We recorded a gain of $1.0 million in 2006 related to our share of income/losses in equity investees in 2005 compared to a loss of $1.2 million in 2005. Both periods results relate to investments in which CDC has the ability to exercise significant influence, generally 20% to 50% owned investments.

Income Taxes

We recorded income tax expense of $3.1 million in 2006 as compared to $5.0 million in 2005. The Company’s total income tax provision is determined at entity by entity in each taxing jurisdiction it operations. A portion of the fluctuations in income tax expense is a result of the changes in income at the entity level. In addition, in 2006, we recorded tax benefits of $2.8 million related to a change in valuation allowance and $.8 million related to income tax credits.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered including the current economic climate, our expectations of future taxable income and our ability to project such income and the appreciation of our investments and other assets. As of December 31, 2006, management concluded that it was more likely than not to realize a substantial portion of the existing deferred tax asset and therefore released valuation allowance of approximately $18.1 million. As of December 31, 2006, we continued to have a valuation allowance of approximately of $59.0 million relating primarily related to net operating losses

Net Income (Loss)

Our full year net income during 2006 of $10.8 million compared to a net loss of $3.5 million in 2005, which represented a $14.3 million increase from 2005. The principal factors contributing to this gain were: (i) an increase in gross profit; (ii) an increase in interest income; and (iii) non-cash gains on disposal of subsidiaries and cost investments.

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

IT product revenues remained relatively stable at $2.1 million in 2004 and 2005, respectively, as our Business Services segment continues to focus on providing services rather than a mix of product and service sales. Consulting services revenues decreased from $37.3 million in 2004 to $37.1 million in 2005, a decrease of $0.2 million. During 2004 and 2005, Praxa Limited increased its focus on consulting services. In 2004 and 2005 third party hardware and software sales accounted for 38% and 8% of the company’s revenues, respectively. The decision to concentrate on services was due to the reduced margin on third party sales. Large consulting contracts were established with new clients as well as with new projects with existing clients. As a percentage of total Business Services revenues, IT product revenues comprised 5% of the total in 2005 and 2004, and consulting services revenues comprised 87% of the total in 2005 and 2004.

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

In 2005, we generated a net loss from operations of discontinued operations of $0.05 million compared to $0.6 million in 2004. We recorded a net loss on disposal/dissolution of such discontinued operations of Nil million in 2005 compared to $1.0 million in 2004.

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Net cash provided by operating activities	$10,790	$11,948	$39,331
Net cash provided by (used in) investing activities	3,629	8,614	51,022
Net cash provided by (used in) financing activities	40,246	(36,353)	137,695
Effect of exchange rate changes on cash	33	(696)	3,826
Net increase (decrease) in cash and cash equivalents	54,698	(16,487)	129,829
Cash and cash equivalents at beginning of period	55,508	110,206	93,719
Cash and cash equivalents as at end of period	$110,206	$93,719	$223,548

During 2006, we generated positive operating cash flows. Our cash and cash equivalents increased to $223.5 million as of December 31, 2006 from $93.7 million as of December 31, 2005, primarily as a result of our issuance of convertible notes in November 2006 and the positive cash flows from our operating activities. This increase in cash and cash equivalents was partly offset by the increased use of proceeds for acquisition purposes. As of December 31, 2006, we held $122.9 million in available-for-sale debt securities, which included

U.S. government-sponsored enterprises, which mature at various dates through 2009 as well as collateralized debt obligations (CDO’s) invested in both commercial loans and residential mortgages. Our total debt was $180.9 million at December 31, 2006 compared to $26.2 million at December 31, 2005.

Sources and Uses of Cash for the Year ended December 31, 2006

Operating Activities

Net cash provided by operating activities was $38.2 million in 2006 resulting primarily from net income of $10.8 million, depreciation and amortization expense of $22.4 million, stock-based compensation of $7.7 million and minority interests in income of consolidated subsidiaries of approximately $2.3 million offset by approximately $0.2 million related to changes in other operating assets and liabilities. Net cash provided by operating activities was $11.9 million in 2005 resulted primarily from a net loss of $3.5 million, amortization and depreciation of $17.1 million, deferred income taxes of $3.7 million, offset by $6.8 million related to changes in other operating assets and liabilities. Net cash provided by operating activities was $10.8 million in 2004 resulting primarily from a net loss of $6.0 million, depreciation and amortization of $14.8 million, deferred income taxes of $1.7 million, stock compensation expense of $2.1 million, offset by $7.5 million related to changes in other operating assets and liabilities.

Investing Activities

Net cash used by investing activities was $50.9 million in 2006, In 2006, our investing activities increased significantly with expenditures in the aggregate of $38.6 million for purchases of subsidiaries, net of cash acquired, $43.1 million for purchases of available-for-sale securities and $13.5 million in acquired intangible assets. These decreases in cash were partially offset by $36.8 million generated by the maturity/disposal of available-for-sale securities.

In 2005 net cash provided by investing activities was $8.6 million primarily as a result of $30.6 million generated by maturity/disposal of available-for-sale securities offset by $15.5 million for purchases of subsidiaries, net of cash acquired and $7.8 million for purchases of intangible assets.

In 2004, net cash provided by investing activities was $3.6 million primarily as a result of $212.1 million generated by maturity/disposal of available for sale securities offset by $112.7 million for purchases of subsidiaries, net of cash acquired and $80.3 million related to purchases of new available for sale securities.

We currently have no planned significant capital expenditures for 2007 other than those in the ordinary course of business.

Financing Activities

Net cash provided by financing activities was $138.4 million in 2006 primarily as a result of the issuance of $168.0 million of convertible debentures, $38.7 million related to borrowings used to acquire investments, and $9.3 million associated primarily with the issuance of shares under our stock option program, offset by $46.0 million in repayment of bank loans and $28.1 million purchases of collateralized debt obligations, which are leveraged investments in commercial loans and residential mortgages. Under this investment program, the company has invested in both debt and equity strips with various return and risk characteristics.

Net cash used by financing activities was $36.4 million in 2005 primarily as a result of the repayment of $42.5 million of bank loans offset by proceeds of bank loans of $5.1 million and $1.1 million associated primarily with the issuance of shares under our stock option program.

Net cash provided by financing activities was $40.2 million in 2004 primarily as a result of proceeds of bank loans of $87.5 million and $4.1 million associated primarily with the issuance of shares under our stock option program offset by the repayment of $51.4 million of bank loans.

Future cash requirements and sources of liquidity

Future cash requirements

In the future, we expect that our primary cash requirements will be to fund working capital including payment of contractual obligations and research and development expenses, repay debts, and fund contingent consideration payable for certain of our acquisitions.

The following table summarizes our contractual obligations as of December 31, 2006:

	Payments due by period, in thousands
	Total	Less than 1 year	1 – 3 years	3-5 years	5 years
Operating lease obligations (1)	$51,477	$13,839	$20,947	$12,664	$4,027
Short-term debt obligations	18,991	18,991	—	—	—
Interest on short-term debt obligations	286	286	—	—	—
Convertible notes	168,000	—	—	—	168,000
Interest on convertible notes	30,660	6,300	12,600	11,760	—
Purchase considerations (2)	6,878	4,443	2,435	—	—

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
(2)	Purchase consideration includes fixed payments and adjustable payments contingent upon meeting certain performance requirements. Excludes future payments of up to $24.2 million which are based on total future revenue.

Future sources of liquidity

We believe that cash flows from operating activities, combined with our existing cash and cash equivalents of $223.5 million and our available-for-sale debt securities of $126.4 million as of December 31, 2006, the majority of which will mature at various dates through 2009, will be sufficient to meet our future cash requirements described above.

The following table summarizes the expected maturity dates of our debt securities as of December 31, 2006:

	Expected maturities, in thousands
	Total	Less than 1 year	1–3 years
Unsecured fixed rate debt securities	$83,905	$10,869	$73,036
Secured fixed rate debt securities	30,504	30,504	—

Total	$114,409	$41,373	$73,036

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

Financing Agreements

In 2006 in connection with the purchase of certain CDO investments, we and our majority owned subsidiary, China.com Inc. entered into separate and independent financing agreements with two financial institutions, collectively referred to as the “Bank”, in the aggregate amount of $38.7 million. We entered into a credit facility agreements with the Banks pursuant to which the Banks agreed to lend us the aggregate amount of $38.7 million for payment of the purchase price of the CDO’s. We have pledged certain held-to-maturity U.S. agency bonds as collateral for payments due under the financing agreements. As these securities mature, a portion of the loan is settled with the cash proceeds. At December 31, 2006, the aggregate balance of the financing agreements was $18.7 million and the total amount of securities pledged at December 31, 2006, was $30.5 million, all of which is classified as a restricted investment.

Credit Line Agreements

Under the line of credit arrangements with a financial institution, we may borrow up to $100.0 million on such terms as we and the financial institution mutually agree upon. Interest is payable upon the maturity of each advance and is calculated using the London Inter-Bank Offered Rate (“LIBOR”) for the applicable interest rate period plus 0.2%. Except for loans of $10.0 million that were repaid in 2006, this arrangement does not have a termination date but is reviewed annually for renewal. At December 31, 2005 and 2006, the unused portion of the credit lines was $90.0 million and $100.0 million, respectively.

During 2006, we discontinued a $250.0 million line of credit agreement with a financial institution. This line of credit consisted of a repurchase agreement pursuant to which we sold certain debt securities to the financial institution at a discounted price, and the financial institution agreed to sell the same debt securities back to us at the same price at the termination of the agreement. Throughout the term of the agreement the financial institution would pay to us any income associated with the debt securities and we would pay to the financial institution interest calculated using the LIBOR plus 0.2% per annum. Loans of $16.2 million were repaid in 2006 prior to the line of credit being discontinued. At December 31, 2005, the unused portion of the credit line was $234.0 million.

In 2004, we entered into a collateralized credit facility agreement with a bank, under which we deposit debt securities as collateral in exchange for cash. During the term of the agreement, the bank maintains a charge on such debt securities. The bank will pay to us any income associated with the collateralized debt securities and we shall pay to the bank interest calculated using the LIBOR plus 0.3% per annum. In February 2005, this rate was renegotiated to LIBOR plus 0.2% per annum.

In connection with the credit lines granted to us, we maintained compensating balances of $1.9 million and $2.0 million, in restricted cash at December 31, 2005 and 2006, respectively, pledged available-for-sale debt securities with a net book value of $32.3 million and Nil at December 31, 2005 and 2006, respectively and held-to-maturity debt securities with a net book value of Nil and $30.5 million at December 31, 2005 and 2006, respectively.

The maturities of long-term debt for the five years subsequent to December 31, 2006 are as follows: 2007 - Nil; 2008 - Nil; 2009 - Nil; 2010 - Nil; and 2011 - $168.0 million.

The weighted average interest rate on short-term borrowings during the year was 2.0% in 2004, 3.6% in 2005 and 4.6% in 2006. The weighted average interest rates on short-term borrowings at December 31, 2005 and 2006 were 3.6% and 4.5% per annum, respectively.

Restrictions on our Liquidity

While we have cash and cash equivalents of $223.5 million and total securities of $126.4 million as of December 31, 2006, $107.7 million of the cash and cash equivalents and $97.5 million of the total securities are held at China.com, as of April 2007, a 77% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as an 77% shareholder of China.com or a related party inter-company loan or similar transaction from China.com to us which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents and securities balance to, or to use the amounts of the cash, cash equivalents and securities balance for the benefit of, CDC Corporation at the parent entity level or our other subsidiaries outside of the China.com chain of subsidiaries.

Substantially all of the revenues and operating expenses of our CDC Games and China.com business, are denominated in Renminbi. The Renminbi is currently convertible to foreign exchange with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import/export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of principal of loans. Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees to content licensors, without the approval of the State Administration for Foreign Exchange, or SAFE. Our PRC subsidiaries may also retain foreign exchange in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate the ability for our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside the PRC, including by means of loans or capital contributions from us.

In addition to $223.5 million of cash and cash equivalents at December 31, 2006, we hold $2.0 million in restricted cash which is pledged for banking facilities. Restricted debt securities comprise $30.5 million of our total securities of $157.0 million at December 31, 2006 as such securities are pledged as collateral pursuant to drawdowns under our credit and repurchase facilities.

Uncertainties regarding our liquidity

We believe the following uncertainties are the most significant uncertainties regarding our liquidity:

•

Ability to Grow Revenues and Manage Costs – Both our revenue and cost base have increased significantly as a result of the acquisition activity in 2004 and 2006. If we are unable to continue to grow our revenues or experience a decline in revenues, or if we are unable to manage costs and reduce operating expenses, our ability to generate positive cash flows from operating activities in a sufficient amount to meet our cash needs would be adversely affected.

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

Fair value of Financial Instruments

The total fair values of available-for-sale equity securities in listed companies as of December 31, 2005 and 2006 were $0.7 million and $3.5 million, respectively, based on the market values of publicly traded shares as of December 31, 2005 and 2006.

The total fair values of our available-for-sale debt securities as of December 31, 2005 and 2006 were $148.2 million and $73.0 million, respectively, based on the market values of publicly traded debt securities and the estimated fair values of unlisted debt securities, as determined by management having regard to the prices of the most recent reported sales and purchases of the securities as of December 31, 2005 and 2006.

The Company currently intends to hold the CDO investments as long term investments, not to be traded in the near term. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2006 was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rate of returns offered on comparable investments with comparable risks. These valuations represent management’s best estimate of fair value of these investments at December 31, 2006 and may or may not represent the ultimate value of these investments.

In conjunction with the purchase of the CDOs, the Company pledged certain held-to-maturity U.S. agency bonds as collateral under multiple note purchase agreements. The pledged U.S. agency bonds are being used to repay the debt when such U.S. agency bonds mature. The total amount of securities pledged at December 31, 2006 was $30.5 million, all of which is classified as a restricted investment.

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

The fair value of our $25.0 million loan to Symphony, see Item 10.C. – “Additional Information – Material Contracts – Symphony Note”, was estimated at $25.2 million and $26.3 million at December 31, 2005 and 2006, respectively, based on discounting the future cash flows, considering borrowing rates available for loans with similar terms and maturity.

The carrying amount of the variable portion of our variable long-term bank loans approximate their fair value because the interest rates of the loans are close to the prevailing bank interest rate.

C.	Research and Development, Patents and Licenses, etc.

In 2005 and 2006, after acquiring Ross and Pivotal, we incurred significant research and development expenses. As discussed in Item 5.A – “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Capitalization of software costs”, we capitalize certain software development costs and expense others. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis, but not as a percentage of overall revenues.

D.	Trend Information

Our focus on the enterprise software and mobile services and applications industries has positioned us within industry sectors which continued to undergo rapid change over the course of fiscal 2006.

In our CDC Software business unit, we made progress during 2006 in our continued integration and focus on operational improvements in relation to our acquisitions of Pivotal and Ross made in 2005. Pivotal’s CRM front-office software and Ross’s comprehensive, modular suite of enterprise software have enlarged our product portfolio; however, we believe it will take several more quarters for us to leverage the synergies that we consider are inherent within our enlarged software businesses. We will continue to execute our software strategy through targeted acquisitions and investments in our CDC Software business unit and through entering strategic partnerships with leading software vendors.

In our China.com Inc business unit, the operating environment for the MVAS sector continued to be challenging in 2006, with sanctions and new policies imposed by the regulators and mobile operators. Our Short Message Service (SMS) business continued to be seriously impacted in 2006. We expect regulatory volatility to remain a characteristic of China’s mobile and communications industry for some time to come, so being nimble and able to proactively manage risks are essential factors of business sustainability. The addition in June 2005 of Shenzhen KK Technology Ltd, a MVAS provider in China, has broadened our service offerings and platform capabilities in nation-wide WAP businesses. Further, we continue to execute our online games strategy through the buy-out of 100% of Equity Pacific Limited (which holds Beijing 17Game Network Technology Co. Ltd) in 2006, a leading massive multiplayer online role-playing games provider with a track record in launching and distributing online games in the China market. In the future, we may add investments in online game and mobile services and applications related companies which will allow us to broaden our service offerings, subscriber base, or platform capabilities.

In 2007, we expect continued growth in revenue in the software, business services, mobile services and applications, and internet and media segments as a result of targeted acquisitions and investments, developing strategic partnerships, product development and organic growth.

In light of the many risks and uncertainties surrounding our company and the geographies and markets in which we operate, shareholders, investors and prospective investors should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will or can materialize.

E.	Off-balance Sheet Arrangements

We have the following which qualify as derivative financial instruments:

Horizon

In February 2006, Software Galeria Inc., our 51% owned subsidiary (“SGI”), acquired the IT consulting services business of Horizon, which offers outsourced information technology professional services in the U.S. and Canada, utilizing India-based resources. Under the terms of the agreement, we paid $608 in cash at closing and paid an additional $0.6 million of cash consideration in installments during 2006. We also agreed to pay additional cash consideration of $1.0 million in 2007 and 2008 based on earnings before interest, taxes, depreciation and amortization (“EBITDA”). In addition, we agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event the EBITDA generated from the purchased business exceeds specified targets during each of 2006, 2007 and 2008. The sellers have the right to put their equity interest back to us between April 2009 and April 2011 at a predetermined and fixed cash consideration. See “Note 3- Business Combinations” in “Item 18- Financial Statements” for further discussion on Horizon.

Symphony Note

In connection with the Company’s 51% ownership interest in Cayman First Tier (“Cayman”), an investment holding company organized in the Cayman Islands, the Company invested $25.0 million into Cayman, and has also allowed Cayman to loan to Symphony Enterprise Solutions, S.ar.L. (“Symphony”), the 49% minority owner of Cayman, $25.0 million (“Symphony Note”).

In conjunction with the Company’s investment in Cayman in 2003, it became a 51% owner of Indutri-Matematik International Corp. (“IMI”). The Company then entered into a put option agreement with Symphony, where Symphony has an option to sell to the Company all of its 49% interest in IMI at any time during the twelve months following the occurrence of unpermitted changes in the composition of IMI’s executive committee being overruled by the IMI board, or modifications to the rights, powers or responsibilities of IMI’s executive committee without the approval of the directors appointed by Symphony. The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. This put option agreement meets the definition of a derivative and the Company determined that it did not require any accounting recognition at the inception date or at the end of each of the reporting period presented based on the insignificant fair market value assigned to the derivative as determined by a third party valuation specialist.

In conjunction with the Symphony Note, the Company entered into certain written arrangements with Symphony that meet the definition of a derivative. The Company determined that such derivatives did not require any accounting recognition at the inception date or at the end of each of the reporting period presented based on the insignificant fair market value assigned to these derivatives as determined by a third party valuation specialist. See “Note 7- Note Receivable” in “Item 18- Financial Statements” for further discussion of the Symphony Note.

CDC Convertible Notes

In November 2006, the Company issued $168.0 million aggregate principal amount of 3.75% senior exchangeable, unsecured convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

Conversion Option. Under the terms of the notes, the holders have the right to exchange such notes into common shares of the Company or upon a qualifying initial public offering (“IPO”), common shares of two wholly-owned subsidiaries of the Company based on a predetermined exchange price and when the IPO is consummated.

The aggregate number of common shares of the Company’s common stock that the Company may deliver to the holders in connection with exchanges of the notes is capped at a maximum of 19.99% of the number of shares of the Company’s common stock outstanding as of the issue date of the note. The aggregate number of common shares of each subsidiary that the Company is required to deliver to holders in connection with exchanges of the notes is capped at a maximum of 33.33% of the number of shares of each subsidiary’s common stock outstanding as of the time of the exchange.

Upon the occurrence of an IPO of either subsidiary and if the holders of the notes decide to convert the notes into the respective subsidiary’s shares, the Company has agreed to satisfy the conversion option by delivering the existing shares of its investment into the subsidiary. The investors have agreed to a lock-up period of up to 180 days following the date of an IPO prospectus during which the investors will refrain from selling any of each subsidiary’s respective common shares. See “Note 12- Financing Arrangements” in “Item 18- Financial Statements” for further discussion of Convertible Notes.

In addition, we had the following variable interest in an unconsolidated entity:

Collateralized Debt Obligations

In 2006, the Company acquired an equity interest in two collateralized debt obligations (“CDOs”) coupled with a U.S. treasury strip for an aggregate nominal amount of $38.7 million (Note 6). These investments are subject to variability as there is no stated coupon rate and the equity interest in these investments are subject to changes in returns on the collateralized debt backing the interest. Although the principal amount in these investments are backed by U.S. treasury strips, our equity holding in the CDOs, which represents approximately 55% of the investment value at December 31, 2006, has significant risk of loss should the collateralized debt underlying the investment deteriorate in quality.

The Company currently intends to hold the CDO investments as long term investments, not to be traded in the near term. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2006 was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rate of returns offered on comparable investments with comparable risks. These valuations represent management’s best estimate of fair value of these investments at December 31, 2006 and may or may not represent the ultimate value of these investments.

The Company is in the process of assessing the existence of embedded derivatives in these investments upon adoption of SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”), which is effective January 1, 2007.

In conjunction with the purchase of the CDOs, the Company pledged certain held-to-maturity U.S. agency bonds as collateral under multiple note purchase agreements. The pledged U.S. agency bonds are being used to repay the debt when such U.S. agency bonds mature. The total amount of securities pledged at December 31, 2006 was $30.5 million, all of which is classified as a restricted investment. See “Note 2- Summary of Significant Accounting Policies” in “Item 18 - Financial Statements” for further discussion of the collateralized debt obligations.

F.	Tabular Disclosure of Contractual Obligations

See Item 5.B – “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Future cash requirements and sources of liquidity” above.

G.	Safe Harbor

See “General Introduction – Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of June 2007:

Board of Directors	Age	Position	Class of Directorship
Raymond K.F. Ch’ien	55	Chairman	III, term to expire in 2008

Peter Yip	55	Vice Chairman and Chief Executive Officer**	III, term to expire in 2008

Wong Kwong Chi, Simon	55	Director	III, term to expire in 2008

Thomas M. Britt, III	46	Director *	II, term to expire in 2007

K.O. Chia	53	Director *	II, term to expire in 2007

Wang Cheung Yue, Fred	63	Director *	II, term to expire in 2007

Carrick John Clough	59	Director	I, term to expire in 2009

Fang Xin	54	Director	I, term to expire in 2009

Executive Officers

CDC Corporation

Peter Yip**	55	Chief Executive Officer, CDC Corporation, CDC Games and China.com, Inc., Vice Chairman of the Board of Directors, CDC Corporation and Executive Chairman of the Board of Directors, CDC Software

Michael Latimore	39	Chief Financial Officer, CDC Corporation

Kim Liou	38	General Counsel, CDC Corporation

CDC Games and China.com

Xiaowei Chen	39	Executive Director of the Board of Directors, CDC Games, President, CDC Games and China.com

Keith Chau	30	Chief Accounting Officer, CDC Games and Chief Financial Officer, China.com

Antony Ip	28	Vice Chairman of the Board of Directors, CDC Games and Chief Strategy Officer, CDC Games

Yan An	39	Vice President of Operations, CDC Games

Xu Binghui	35	Vice President of Finance, CDC Games

Michael Chan	38	Vice President, Business Development & Strategy, CDC Games International

Albert Fung	48	President, CDC Games International

Otto Fung	34	Vice President, Technical Operations, CDC Games

Jing Yuan	31	Vice President of Technology, CDC Games

CDC Software

Eric Musser	42	Chief Executive Officer, CDC Software

Roy Goodman	49	Chief Financial Officer, Senior Vice President, Finance, CDC Software

Dick De Haan	49	Vice President, Enterprise Services, CDC Software

Frank Hung	45	Managing Director, Australia, CDC Software

Edmund Lau	47	Vice President, Greater China, CDC Software

Alan MacLamroc	52	Chief Technology Officer, Executive Vice President, Technology, CDC Software

Bruce McIntyre	49	General Manager, Saratoga CRM, CDC Software

Arthur Masseur	47	Vice President of Finance, CDC Software, EMEA

Per Norling	51	President, Industri-Matematik International Inc.

Oscar Pierre	51	Senior Vice President, Latin America, CDC Software

*	Subject to re-election by shareholders at our 2007 annual general meeting.
**	Mr. Peter Yip was appointed as our Chief Executive Officer in April 2006. Mr. Steven Chan, who resigned from the Company in April 2006, served as Acting Chief Executive Officer between August 2005 and April 2006, in addition to continuing to perform the roles of General Counsel and Secretary during that period. Mr. Yip became the Chief Executive Officer of CDC Games in May 2007, and has served as Chief Executive Officer of CDC Games since May 2007.

The address of each of our executive officers and directors is c/o CDC Corporation Limited, 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

The following is a brief biography of each of our directors and executive officers:

Class III Directors

Raymond K.F. Ch’ien has served as Chairman of our board since January 1999, and served as executive chairman of our board from April 2001 until August 2005 at which point he became Chairman of our board. He served as acting chief executive officer between March 2004 and March 2005, and chief executive officer from March 2005 until August 2005. Dr. Ch’ien is Chairman and a member of the executive and remuneration committees of our Hong Kong listed subsidiary, China.com. Dr. Ch’ien is also Chairman of MTR Corporation Limited, serves on the boards of HSBC Holdings plc, the Hong Kong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited and serves as an Advisor to Shanghai Century Acquisition Corporation. Dr. Ch’ien received a Doctoral Degree in economics from the University of Pennsylvania in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.

Peter Yip is our Chief Executive Officer and a Vice Chairman of our board of directors. In addition, Mr. Yip has also been the Executive Chairman to the board of directors of CDC Software since May 2006. Mr. Yip was Chief Executive Officer of CDC Software until May 2007. Mr. Yip has also been Chief Executive Officer of CDC Games since May 2007 and a director of CDC Games since December 2006. Mr. Yip currently serves, and also served, as an executive director of China.com from October 1999 to February 2005. From February 2005 to August 2006, he was a non-executive director of China.com. Since August 2006, Mr. Yip has also served as Chief Executive Officer of China.com. Mr. Yip was a founder of the Company and served as Chief Executive Officer between 1999 and February 2005, and was re-appointed Chief Executive Officer in April 2006. Under his leadership, the Company was one of the first successful initial public offerings of an internet company from Greater China to be listed on NASDAQ, opening the door for other Chinese entrepreneurs to list their ventures in the U.S. capital markets. Mr. Yip is chairman of China Pacific Capital, and has over two decades of entrepreneurial and direct investment experience in the U.S. and the Asia Pacific region in which he has co-founded or provided seed funding to a number of successful start-up entities, including Linkage Online, Gartner Group Asia, YipKon Business Systems and Online Software Asia. In addition, Mr. Yip’s family-owned direct investment fund has made a number of successful co-investments with institutional investors, corporate investors and high net worth individuals, including CEF (a prior joint venture between Cheung Kong (Holdings) Limited and GE Capital), a Temasek Holdings company, Xinhua News Agency, Bechtel Enterprises Inc., Mitsui & Co. Ltd., Bay Networks Inc., SunMicrosystems Inc., America Online, Inc., Merrill Lynch-Fred Adler Technology Fund II and the New

World Group. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with its Asian Alumni Entrepreneur Award. Mr. Yip received an MBA from the Wharton School and both a Master’s Degree and a Bachelor’s Degree in Electrical Engineering from the University of Pennsylvania. He also holds an Associate Degree from Vincennes University in Indiana.

Wong Kwong Chi has served as an independent member of our board of directors since August 2005, a director of CDC Software since October 2006 and a director of CDC Games since September 2006. Mr. Wong is a partner of Argo Global Capital, LLC. Prior to joining Argo, he was a director and Executive Vice President of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing a $820 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of Hang Fung Gold Technology Ltd., Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council; member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received Bachelor of Science and MBA Degrees from the Chinese University of Hong Kong.

Class II Directors

Thomas M. Britt, III has served as an independent member of our board of directors since May 2000. Mr. Britt is a partner with the international law firm, Debevoise & Plimpton LLP, resident in the firm’s Hong Kong office. Prior to joining Debevoise & Plimpton in 2004, Mr. Britt was the Managing Director of IRG Limited, an investment banking boutique he co-founded in 2000. Prior to co-founding IRG, Mr. Britt was the senior partner of the US Securities Group in the Hong Kong office of Clifford Chance LLP and the founding and managing partner of the Hong Kong office of Rogers & Wells LLP, a leading US law firm. Mr. Britt has a Juris Doctor and an MBA from New York University and a Bachelor’s Degree from Georgetown University.

K.O. Chia has served as a an independent member of our board of directors since September 2005. Mr. Chia has also served as an independent non-executive director of China.com since July 2003. Mr. Chia serves as the President of the Hong Kong Venture Capital & Private Equity Association. His 27-year career includes being a US-Asia venture capitalist with Walden International as managing director; member of the founding management team that built Premisys Communications, Inc., a venture backed start-up technology company; and various management roles at Hewlett-Packard and Apple Computer. Mr. Chia holds an MBA degree from Strathclyde University, Scotland and a BEng (Hons) in Electronic Engineering from Sheffield University, England.

Wang Cheung Yue, Fred has served as an independent member of our board of directors since October 2005 and has also served as in independent non-executive member of the board of directors of China.com since February 2002 and as the Chairman of the Board of directors of CDC Games since September 2006. The Wang family founded Salon Films (Hong Kong) Limited, or Salon, in 1969. Mr. Wang has been a director of Salon since 1970 and he has worked with various major Hollywood film and television companies in establishing projects in Asia. Since 1985, Mr. Wang has been involved with various investment groups in Asia, notably, Unifund S.A., a Geneva based investment service company. Mr. Wang is the Hon. Vice President of the China Film Foundation, a member of the Board of Governors of the Federation of Hong Kong Business Associations Worldwide and Director of the Board of the Hong Kong International Film Festival Society Limited. Mr. Wang graduated with a Bachelor of Arts Degree in Business and Economics from Whittier College, California.

Class I Directors

Carrick John Clough has served as an independent member of our board of directors since December 2003. In addition, Mr. Clough has served as the Chairman of the executive committee of our board of directors since August 2005 and currently serves as Vice Chairman of the board of directors of CDC Software since May 2006 and Chairman of the board of Praxa Limited. Mr. Clough also currently serves as Chairman of Corgi International Ltd, a NASDAQ listed company. Further, he has been a special advisor to General Atlantic Partners since December 2000. Before joining General Atlantic Partners, Mr. Clough gained over 25 years of management experience in the IT industry internationally. He was a co-founder and managing director of the CSSL Group, a mid-range software distributor and hardware reseller in Asia. Prior to co-founding the CSSL Group, Mr. Clough held the position of general manager of JBA in Asia, an Australia-based worldwide mid-range software distributor, and gained working experience as a consultant in the United Kingdom and Europe. Mr. Clough received his education in New Zealand.

Fang Xin has served as a member of our board of directors since November 2005 and has also served as a non-executive director of China.com since July 2005. He is also currently General Manager of the Asia-Pacific Regional Bureau and Hong Kong SAR Branch of Xinhua News Agency, or Xinhua, and President of Golden Tripod (Holdings) Limited and Golden Tripod Technology Limited. Golden Tripod Technology Limited, an indirect wholly owned subsidiary of Xinhua, is one of the Company’s major shareholders. Mr. Fang is also a senior correspondent of Xinhua, and also serves as a non-executive director of the Company’s Hong Kong listed subsidiary, China.com. Mr. Fang has approximately 25 years of experience in news reporting, editing, economic information analysis, and business management with governmental and non-governmental organizations and companies. Former positions held by Mr. Fang include serving as the general manager of the Guangdong Provincial Branch of Xinhua, the editor of “OUTLOOK” (a weekly publication of Xinhua), a correspondent for the Shenzhen sub-branch of Xinhua, a director of the Domestic News for Foreign Service group of the Guangdong Provincial Branch of Xinhua, chief of the Zhuhai sub-branch of Xinhua, and editor-in-chief and director of Economic Information Services of the Guangdong Provincial Branch of Xinhua. Mr. Fang graduated from Sun Yat-Sen University in Guangzhou, People’s Republic of China.

CDC Corporation Executive Officers

Mr. Peter Yip’s biographical information is set forth above under the caption “Class III Directors.”

Michael Latimore has served as our Chief Financial Officer since April 2007. Immediately prior to joining CDC, Mr. Latimore was a Senior Equity Analyst with Raymond James & Associates, where he was responsible for producing and marketing institutional equity research since 2000. He focused his research on communications and applications software companies, emphasizing the areas of customer interaction management, wireless applications, and VoIP. Prior to Raymond James, Mr. Latimore served as an Equity Analyst for George K. Baum & Co. and John G. Kinnard & Co. since 1996, concentrating his research efforts there on IP communications software companies. Mr. Latimore has also served as a Policy Analyst and Research Director for the Minnesota Business Partnership, an association of executives advocating public policy reform. Mr. Latimore holds a Juris Doctor Degree from William Mitchell College of Law and a Bachelor of Arts in Political Science from The John Hopkins University.

Kim Liou has served as our General Counsel since December 2006 and is responsible for providing corporate-wide legal support with a focus on strategic initiatives, including mergers and acquisitions and capital markets transactions. Prior to becoming General Counsel, Mr. Liou served as a Senior Counsel since April 2003. Previously, Mr. Liou had worked as an attorney in the investments group of MetLife, Inc. between October 2001 and April 2003 and an associate at Davis Polk & Wardwell, a global law firm, in their New York, Hong Kong and California offices between September 1994 and October 2001. Mr. Liou holds Bachelor’s Degrees in Mathematical and Computational Science and Asian languages from Stanford University and a J.D. degree from Cornell University.

CDC Games and China.com Executive Officers

Xiaowei Chen currently serves as the President of CDC Games and China.com. Dr. Chen has also served as the Chief Financial Officer of China.com since June 2006 and as a member of China.com’s board of directors since August 2006. Dr. Chen has also served as a member of the board of directors of CDC Games since February 2007 and Chief Executive Officer of CDC Games until May 2007. Previously, she had served as General Manager for China.com since July 2005 where she was responsible for formulating China.com's overall business strategy and spearheading the growth of China.com's portal unit. Prior to joining China.com, Dr. Chen was a media industry consultant with McKinsey's New York office. Her areas of responsibility covered a full range of consulting services in the media industry including strategy formulation for the development of clients' businesses and due diligence in mergers and acquisitions. Prior to that, Dr. Chen spent five years as an anchor and correspondent at CCTV. Dr. Chen received a Doctoral Degree in Molecular Genetics and Biochemistry from the University of Science and Technology of China and conducted her post-doctoral work at the University of California, San Francisco.

Keith Chau has served as the Chief Financial Officer of China.com since May 2007. He has also served as the Chief Accounting Officer of CDC Games since October 2005. Mr. Chau was also the Vice President of Finance for China.com until May 2007. From April 2005 to October 2005, Mr. Chau served as Chief Financial Officer of New Times Jewelry Ltd., a jewelry manufacturing company. From August 2003 through April 2005, Mr. Chau served as Deputy Group Financial Controller of China South City Holdings Ltd., a real estate company. From June 2002 through August 2003, Mr. Chau served as the Financial Controller of Shanghai Haiwer New Material and Technology Co. Ltd., a manufacturing company. From January 2001 to June 2002, Mr. Chau served as a senior consultant at PricewaterhouseCoopers, formerly Andersen & Co. and Price Waterhouse. Mr. Chau is also an chartered member of the Association of Chartered Certified Accountants, member of Hong Kong Institute of Certified Public Accountants and Chartered Financial Analyst of CFA Institute. Mr. Chau received a Degree in Accountancy from the Chinese University of Hong Kong.

Antony Ip currently serves as the Chief Strategy Officer of CDC Games. Mr. Ip has also been Vice Chairman of the Board of Directors of CDC Games since February 2006, and has ten years of experience in technology startup experience in Asia. Mr. Ip is also the Co-Founder and President of BBMF Corporation, a mobile content company focused on 3G content in Japan, which he co-founded in 2004. Prior to BBMF, Mr. Ip was cofounder and co-CEO of Myrice, a company founded in 1999. Prior to Myrice, Mr. Ip co-founded Outblaze, an email outsourcing company in 1998. Prior to Outblaze, Mr. Ip worked at China Internet Corporation, the predecessor to China.com, where he worked from 1996 to 1998.

Yan An has served as Vice President of Operations of 17Game since February 2007 and is currently the Vice President of Operations of CDC Games. Mr. Yan is the leader of the Yulgang project team at 17Game. Prior to joining CDC Games, Mr. Yan served as Chief Technology Officer of ChinaHR.com, and was responsible for software development. Mr. Yan received his Bachelor Degree in computer science from Beijing University of Areonautics & Astronautics.

Xu Binghui has served as Vice President of Finance of 17Game since March 2004 and is currently the Vice President of Finance of CDC Games. In this capacity, Ms. Xu is responsible for sales and distribution development as well as finance and administration management. Prior to joining us, Ms. Xu served as Division Finance Manager at the Outdoor Division of Tom.com.

Michael Chan has served as Vice President of Business Development & Strategy of CDC Games since February 2007. Prior to joining CDC Games, Mr. Chan served as Chief Executive Officer of MDream Online, and was instrumental in introducing online games into Thailand as Chief Technology Officer for leading online games companies. With more than 15 years experience in the Internet industry, Mr. Chan’s responsibilities include formulating strategies for CDC Games and global business development.

Albert Fung currently serves as President of CDC Games International. Mr. Fung was a co-founder of Chinajifen, a mobile loyalty points program company in China. Mr. Fung was also General Manager of North Asia and Director of Business Development for Asia Pacific at AOL-Netscape. In addition, Mr. Fund has served as Director of Marketing for Asia Pacific at Informix Software, and International Marketing Manager at Sun Microsystems.

Otto Fung has served as Vice President of Technical Operations of CDC Games since February 2007. Before joining CDC Games, Mr. Fung was the Director of Operations for BBMF Group Inc., a 3G mobile content company in Japan. While at BBMF, Mr. Fung assisted in establishing BBMF’s the China and Taiwan production operations. Mr. Fung had eight years of experience in the Asian IT and Telecom industries before joining BBMF. He also co-founded PickTips.com, an venture-backed IT company that develops wireless applications, which was subsequently sold to Malaysian-based Viztel in 2001. Mr. Fung was also the Director of POPstar, a Nasdaq OTCBB worldwide IP-fax company, and was responsible for the rollout of its IP-fax network throughout Asia.

Jing Yuan has served as Technical Director at 17Game as since January 2004 and is currently our Vice President of Technology at CDC Games. Mr. Jing has over seven years of experience in the online game industry, and has significant management experience in online game projects.

CDC Software Executive Officers

Eric Musser has served as the Chief Executive Officer of CDC Software since May 2007 and was previously president of CDC Software from October 2006 to May 2007. Prior to becoming president, Mr. Musser served as the Executive Vice President of Strategy and M&A for CDC Software from May 2006 until October 2006. Previously, he had served as Chief Technology Officer of Ross Systems, Inc., a company we acquired in August 2004, since May 2000. Mr. Musser joined Ross Systems in 1993 and was promoted to Chief Technology Officer in May 2000. Mr. Musser has also held senior positions in marketing and has been a critical influence in changing Ross Systems from client/server solutions to Internet based solutions. From 1989 to 1993 Mr. Musser held IT management positions in the steel industry.

Roy Goodman has served as the Chief Financial Officer, Senior Vice President, Finance, of CDC Software since April 2007. Previously, he served as Chief Financial Officer of RealNetworks, a publicly traded technology company, since September 2003. Prior to that, Mr. Goodman served as Chief Financial Officer of Juniper Financial, a privately held credit card bank in Wilmington, Delaware, since February 2001. Prior to that, Mr. Goodman spent 20 years with Heilig-Meyers Corp., a publicly traded furniture retailer in Richmond Virginia, serving as Chief Financial Officer from 1997 through 2000. Previously, he held a variety of positions with the company, including Senior Vice President, Finance, Vice President, Treasurer and Assistant Controller. Mr. Goodman holds a Bachelor’s of Science Degree in Finance from Virginia Tech and an MBA from the University of Richmond.

Dick de Haan has served as Vice President, Enterprise Services, of CDC Software for Central and Eastern Europe since April 2005. Prior to this role, he was responsible for the Northern European region including France and Scandinavia. Mr. de Haan joined Ross Systems in 1998 and managed to grow the business in his territory, particularly in the strategic process manufacturing marketplace. Prior to CDC Software and Ross Systems, Mr. de Haan held senior management positions at SSA Global and other software solution vendors. Prior to his 17 years of experience in the software business, Mr. de Haan worked in various industries in the area of logistics and industrial engineering. Mr. de Haan holds a Master Degree in Econometrics at the Erasmus University of Rotterdam.

Frank Hung has served as Managing Director, Australia of CDC Software since January 2007 and is responsible for operations activity for all of Australia and New Zealand. Mr. Hung has over 25 years of experience in the technology sector and has held various international and senior management positions throughout Asia, Australia, New Zealand and Canada. Before joining CDC Software, Mr

Hung served as the Managing Director, Australia and Chief Operating Officer (Asia Pacific) for Maximizer Software (TSX: MAX), overseeing all CRM operations for the company throughout the entire Asia Pacific region. Prior to Maximizer Software, Mr Hung served as Chief Operating Officer (Asia) for Powerlan Limited (ASX: PWR).

Edmund Lau has served as Vice President, Greater China for CDC Software since January 2007 and is responsible for sales, services and business development in Greater China (Hong Kong, Taiwan and China). Prior to this role, Mr. Lau served as President of Viador, a leading provider of web-based business intelligence solutions. At Viador, Mr. Lau also served in senior sales positions that included vice president of worldwide sales and Vice President of International Sales, where he expanded company sales in Europe and Asia Pacific, particularly in the Greater China area. Mr. Lau had also previously served as General Manager of the China/Hong Kong region for Hamilton/Brighton Technology Ltd., a US-based IT company.

Alan MacLamroc has served as Chief Technology Officer, Executive Vice President, Technology, of CDC Software since April 2007 and is responsible for product management, product engineering and leading the global development. Mr. MacLamroc has more than 20 years of technology management experience, including seven years serving as chief technology officer. Most recently, Mr. MacLamroc served as Chief Technology Officer at CompuCredit, an information and technology-driven provider and direct marketer of branded credit cards and related fee-based products and services. Prior to CompuCredit, Mr. MacLamroc served as Chief Technology Officer for MAPICS, Inc., an enterprise business software provider. Prior to MAPICS, he served as Chief Technology Officer at Clarus, a provider of web-based commerce applications. He has also served in a variety of senior technology management positions at System Software Associates (SSA), IBM and Sprint. Mr. MacLamroc holds a Bachelor’s of Business Administration Degree in Computer Information Systems and Personnel Management from Washburn University, and an MBA in Finance from the University of Missouri.

Bruce McIntyre has served as General Manager of Saratoga CRM since April 2007. Prior to becoming General Manager, Mr. McIntyre served as Vice President, Business Development in our Pivotal CRM group. Previously, Mr. McIntyre served as Vice President, Product and Marketing for GBG, a last mile delivery solutions provider. Mr. McIntyre has held executive roles in marketing, product development and sales with a focus on building and bringing vertically focused application solutions to market at companies including Geac, Delano Technology and JBA.

Arthur Masseur has served as Vice President of Finance for CDC Software, EMEA since April 2006. Prior to this role, he served as International Finance Director of Ross Systems, Inc., since 2001. Mr. Masseur joined Ross Systems in July 1998 as a business consultant. He was promoted to Area Resource Director in August 1999 and to International Finance Director of Ross Systems in March 2001. Immediately prior to joining Ross Systems, Mr. Masseur served as Finance Director of a division of ITT. Prior to that, Mr. Masseur served as European Controller of Stardent Computers and held senior finance positions at KPN and Hewlett Packard.

Per Norling has served as the President of IMI since January 2006 and is responsible for global operations of IMI, the “supply chain management for distributors” division of CDC Software. His responsibilities include customer-focused software, services, and support solutions, as well as the company's internal operations. Before joining IMI, Mr. Norling was chief operating officer of Baan Company in Europe, the Middle East, and Africa (EMEA). More recently, Mr. Norling was business leader for the EMEA region of Descartes Systems Group (DSG) and a member of the DSG Operations Team. Mr. Norling graduated in 1979 from the School of Industrial Economics in Linköping with a Master of Science Degree in Engineering. Since then he has garnered over 20 years’ experience in the IT and manufacturing industries including sales, marketing, manufacturing, consultancy, and business development roles with Nordic and global industry leaders such as General Electric, Siemens, and Ericsson.

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

B.	Compensation

Directors

During the fiscal year ended December 31, 2006, we paid our directors compensation (including directors’ fees) an aggregate of $392,069 and granted to them a total of 5,469,999 options to purchase our Class A common shares, with exercise prices ranging between $3.22 and $8.52 per share. Directors are reimbursed for all expenses incurred in connection with each meeting of the board of directors and when carrying out their duties as directors of CDC.

During the first and second fiscal quarters of 2006, our director compensation structure for our non-executive directors was as follows:

Annual Compensation
Board service	$25,000
Chairman of Audit Committee	$20,000
Audit Committee service (other than chairman)	$15,000
Compensation Committee service	$7,500
Nominating Committee service	$7,500
Executive Committee service	$15,000

In April 2006, our board of directors adopted a revised director compensation structure for our non-executive directors, which became effective as of July 1, 2006, as follows:

For non-executive directors who are not members of the Audit Committee:

Annual Compensation
Board service	$12,500
Compensation Committee service	$3,750
Nominating Committee service	$3,750
Executive Committee service	$7,500

For non-executive directors who are members of the Audit Committee:

Annual Compensation
Board service	$25,000
Chairman of Audit Committee	$20,000
Audit Committee service (other than chairman)	$15,000
Compensation Committee service	$7,500
Nominating Committee service	$7,500
Executive Committee service (other than chairman)	$15,000
Chairman of Executive Committee	$20,000

Under our director compensation structure, director compensation is not linked to attendance.

Executive Officers

During the fiscal year end December 31, 2006, we paid our executive officers named in Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” as a group compensation (including salary, bonus and other incentives) an aggregate of approximately $7.2 million and granted to them a total of approximately 855,000 options to purchase our Class A common shares, with exercise prices ranging between $3.22 and $9.37 per share. All of such options expire in 2013. We have entered into employment agreements with a number of the executive officers named in Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management”. In the fiscal year end December 31, 2006, the annual remuneration range of our executive officers named in Item 6.A. “Directors, Senior Management and Employees” (including salary, bonus and other incentives) ranged from $224,073 to $1,129,091.

Options Held by Directors and Officers

As of December 31, 2006, of the approximately 15,830,000 outstanding options for the purchase of our Class A common shares, our directors and executive officers named in Item 6.A., Directors, Senior Management and Employees – Directors and Senior Management, as a group, held options to purchase a total of approximately 9,130,029 of our Class A common shares. The weighted average exercise price of these options is approximately $4.76 per share. The options granted to such directors and executive officers generally vest 25%, 33-1/3%, 50% or 100% per year on a quarterly basis over a one to four year period, as applicable, commencing immediately upon grant, on the first quarter or first anniversary of the relevant grant. As of December 31, 2006, such directors and executive officers, as a group, held vested options to purchase approximately 3,206,761 Class A common shares. Other than Mr. Yip and Dr. Ch’ien, none of our directors or executive officers beneficially holds Class A common shares or options to purchase Class A common shares in excess of 1% of our outstanding Class A shares.

Equity and Equity Incentives in Affiliated Companies by Mr. Peter Yip

Equity Interests in CDC Corporation. The following table sets forth information as of December 31, 2006 with respect to Mr. Peter Yip’s beneficial ownership of our Class A common shares, options to purchase Class A common shares and stock appreciation rights.

Name of Director	Number of shares	Number of share options/SARs	Nature of interests/ holding capacity	Appropriate percentage of interests (%)
Peter Yip	15,569,589	6,044,999	Interest of children or spouse(1)	19.0%
Peter Yip	—	190,000	Personal/beneficiary(2)	0.2%

(1)	Such amount, includes 15,869,589 Class A common shares and 6,044,999 options/stock appreciation rights (SARs). As of April 30, 2007, APOL held 11,927,653 Class A common shares and 6,044,999 options/SARs (of which 1,672,078 will become exercisable within 60 days of April 30, 2007). APOL is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children. 3,941, 936 of such Class A common shares are held by the spouse of Mr. Yip. Mr. Yip holds 190,000 of such options, all of which are exercisable within 60 days of April 30, 2007.
(2)	These options are exercisable within 60 days of December 31, 2006.

Equity Interests in China.com. The following table sets forth information as of December 31, 2006 with respect to Mr. Peter Yip’s beneficial ownership of the ordinary shares of China.com, a 77% owned subsidiary of CDC Corporation that is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. Other than Mr. Yip, none of our directors or executive officers beneficially holds in excess of 1% interest in China.com.

Name of Director	Number of shares	Number of share options	Nature of interests/holding capacity	Appropriate percentage of interests (%)
Peter Yip	10,254,000	—	Corporate (1)	0.23%
Peter Yip	2,400,000	17,000,000	Personal/beneficiary	0.44%
Peter Yip	—	239,356,507	Corporate (2)	5.47%

(1)	These shares are beneficially owned by Asia Internet Holdings Limited, a company 100% owned by Mr. Yip.
(2)	These share options are held by Asia Pacific Online Limited, or APOL, a company 50% owned by the spouse of Mr. Yip and 50% owned by a trust established for the benefit of Mr. Yip’s spouse and his children.

Equity Incentives Granted by CDC Corporation. The following table sets forth information with respect to options to purchase our Class A common shares or stock appreciation rights (SARs) granted to Mr. Yip, which were outstanding as of December 31, 2006.

				Number of options or stock appreciation rights (SARs)
Name of Director	Date of grant	Exercise price ($)	Exercise period	Balance as at January 1, 2006		Granted during the year		Exercised during the year	Transferred/ cancelled during the year		Balance as at December 31, 2006		Options/SARs vested within 60 days after December 31, 2006
Peter Yip	6/22/1999	3.3750	6/22/2000 – 6/21/2009	60,000		—		—	—		60,000		60,000
	7/12/1999	5.0000	7/12/2000 – 7/11/2009	1,881,442	(1)	—		—	(1,881,442	)(3)	(3)		—
	5/29/2000	23.0000	6/22/2000 – 6/21/2010	100,000		—		—	—		100,000		100,000
	1/9/2001	4.2813	1/9/2001 – 1/8/2011	30,000		—		—	—		30,000		30,000
	6/6/2002	2.8200	6/6/2002 – 6/5/2012	200,000	(1)	—		—	—		200,000	(1)	200,000
	6/3/2003	4.9500	6/30/2003 – 6/2/2013	200,000	(1)	—		—	—		200,000	(1)	200,000
	6/16/2003	5.1600	9/16/2003 – 6/15/2013	100,000	(1)	—		—	—		100,000	(1)	100,000
	3/25/2004	8.2500	12/31/2004 – 3/24/2014	600,000	(1)	—		—	(600,000	)(4)	(4)		—
	9/15/2005	2.9940	9/15/2005 – 9/14/2015	50,000	(1)	—		—	—		50,000	(1)	50,000
	9/15/2005	2.9940	12/15/2005 – 9/14/2015	50,000	(1)	—		—	—		50,000	(1)	50,000
	10/24/2005	3.2100	10/24/2006 – 10/23/2015	45,000	(1)	—		—	—		45,000	(1)	18,746
	1/3/2006	3.2200	4/3/2006 – 1/2/2013	—		600,000	(1)	—	—		600,000	(1)	200,000
	4/12/2006	3.9900	7/12/2006 – 4/11/2013	—		2,400,000	(1)	—	—		2,400,000	(1)	600,000
	4/12/2006	3.9900	2007 (2) – 4/11/2013	—		2,399,999	(1)	—	—		2,399,999	(1)	—

(1)	Such options/SARs were granted to APOL.
(2)	The vesting of such options is contingent upon occurrence of certain events. See Item 7.B. “Major Shareholders and Related Party Transactions, Related Party Transactions—Asia Pacific Online Limited.”
(3)	On October 6, 2006, in accordance with that certain Option Transfer Agreement by and among CDC Corporation, Asia Pacific Online Limited and Mr. Peter Yip dated as of July 15, 2005, 1,881,442 vested options to purchase our shares were transferred to the C.W. Chu Foundation, a non-profit organization.
(4)	These options were cancelled on April 6, 2006.

Equity Incentives Granted by China.com. The following table sets forth information with respect to options to purchase ordinary shares of China.com granted to Mr. Yip through December 31, 2006, which were outstanding under China.com’s 2002 share option plan.

			Number of options						Price of China.com’s shares (3)
Name of Director	Date of grant of share options(1)	Exercise price of share options(2) HK$	At January 1, 2006	Granted during the year		Exercised during the year	Lapsed during the year	At December 31, 2006	At grant date of options HK$
Peter Yip	6/5/2003	0.626	4,000,000	—		—	—	4,000,000	—
	10/10/2005	0.630	4,000,000	—		—	—	4,000,000	—
	1/3/2006	0.526	—	9,000,000		—	—	9,000,000	0.526
	8/14/2006	0.445	—	239,356,507	(4)	—	—	239,356,507	0.445

(1)	Except as otherwise set forth in Note 4 below, such options to purchase ordinary shares vest in equal annual installments over a four year period from anniversary of the date of grant.
(2)	The exercise price of such options is subject to adjustment in the case of rights or bonus issues, or other similar changes in China.com share capital.
(3)	The price of China.com shares disclosed as at the date of the grant of the share options is The Stock Exchange of Hong Kong Limited closing price on the trading day immediately prior to the date of the grant of the options.
(4)	Such options, which were granted to APOL, were approved by the shareholders of China.com at an extraordinary general meeting held on September 18, 2006. 108,798,412 of such options vest quarterly over a period of time beginning October 1, 2006 and ending July 1, 2008, subject to the terms and conditions of the Executive Services (Acting CEO) (the “Services Agreement”), as follows: 12.5% options shall vest from each of 1st October, 2006 and every three months thereafter until July, 2008. With respect to the remaining 130,558,095 of such options, 50% shall vest upon the occurrence of Event 1 or Event 2, as set forth below, subject to such terms and conditions as are set forth in the Services Agreement, provided: (i) Mr. Yip remains employed by China.com to provide the services on the date of vesting of the relevant portion of those options; and (ii) the Services Agreement has not otherwise been terminated. Event 1: The grant by the relevant authorities in the PRC of an asset management license or equivalent that would allow China.com or its affiliates or associates to raise and manage a Renminbi-denominated fund or funds to invest in any of the following: (i) “A” shares listed on a recognized stock exchange in the PRC; (ii) pre-initial public offering “A” shares; and (iii) convertible loans. For Event 1, the vesting date shall be the date of the grant of the license. Event 2: The completion of a real estate development project in the PRC which comprise of both residential and commercial units for use by China.com. and CDC Corporation, and for rental to third parties. For Event 2, the vesting date shall be the date of the completion of the real estate development project, such date to be determined by the board of China.com in their absolute discretion.

Equity and Equity Incentives in CDC Corporation by Dr. Raymond Ch’ien

Equity Interests in CDC Corporation. The following table sets forth information as of December 31, 2006 with respect to Dr. Raymond Ch’ien’s beneficial ownership of our Class A common shares, options to purchase Class A common shares and stock appreciation rights.

Name of Director	Number of shares	Number of share options/SARs	Nature of interests/ holding capacity	Appropriate percentage of interests (%)
Raymond Ch’ien	813,773	924,167	Personal/beneficiary(1)	1.52%

(1)	Of such options, 909,167 options/SARs were exercisable within 60 days of December 31, 2006.

Equity Incentives Granted by CDC Corporation. The following table sets forth information with respect to options to purchase our Class A common shares granted to Dr. Ch’ien, which were outstanding as of December 31, 2006.

				Number of options or stock appreciation rights (SARs)
Name of Director	Date of grant	Exercise price ($)	Exercise period	Balance as at January 1, 2006	Granted during the year	Exercised during the year	Transferred/ cancelled during the year	Balance as at December 31, 2006	Options/SARs vested within 60 days after December 31, 2006
Raymond Ch’ien	6/22/1999	3.3750	6/22/2000 – 6/21/2009	66,667	—	—	—	66,667	66,667
	10/17/2000	6.8125	1/17/2001 – 10/16/2010	100,000	—	—	—	100,000	100,000
	1/9/2001	4.2813	1/9/2001 – 1/8/2011	30,000	—	—	—	30,000	30,000
	4/27/2001	2.7400	7/27/2001 – 4/26/2011	220,000	—	—	—	220,000	220,000
	7/13/2001	2.9700	10/13/2001 – 7/12/2011	400,000	—	—	—	400,000	400,000
	4/27/2005	2.6860	7/27/2005 – 4/26/2015	62,500	—	—	—	62,500	62,500
	1/1/2006	3.2200	7/1/2006 – 12/31/2015	—	45,000	—	—	45,000	30,000

CDC Corporation Equity Incentive Plans

2005 Stock Incentive Plan

The CDC Corporation 2005 Stock Incentive Plan, or the 2005 Plan, was adopted by our shareholders at the annual general meeting of our shareholders held on November 4, 2005. The purpose of the 2005 Plan is to make available incentives, including alternatives to stock options that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote the business of the Company and its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.

A summary of the 2005 Plan is set forth below, and is qualified in its entirety by reference to the 2005 Plan, a copy of which has been filed with the Securities and Exchange Commission.

Purpose. The 2005 Plan is intended to make available incentives that will assist us in attracting and retaining key employees and to encourage them to increase their efforts to promote our business and the business of our subsidiaries. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.

Shares Subject to 2005 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares, or Shares, which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under our previous equity incentive plan, the 1999 Stock Option Plan, or the 1999 Plan. As of December 31, 2006, an aggregate of 3,888,619 of Class A common shares of CDC Corporation have been granted under 2005 Plan with a weighted average exercise price of approximately $3.37 per share. As of December 31, 2006, outstanding options to purchase 494,141 of our Class A common shares under the 2005 Plan had vested.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change our capital structure. Shares as to which an award is granted under the 2005 Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2005 Plan. Shares covered by an award granted under the 2005 Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The Shares available will not be reduced by awards settled in cash.

Administration. The administrator of our 2005 Plan will generally be a committee appointed by our Board of Directors. We intend that this committee shall consist solely of two or more “outside directors” so that awards granted pursuant to the 2005 Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2005 Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2005 Plan and awards granted under it.

Eligibility. Awards may be granted under the 2005 Plan to any of our employees, directors, and consultants or any employees, directors or consultants of any of our related entities including any parent, subsidiary or other business in which we hold a substantial ownership interest. While we grant incentive stock options only to employees, we may grant non-qualified stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

Stock Options. The administrator may grant non-qualified stock options, “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified stock option may not be less than 85% of the fair market value of our Shares on the date of grant. The exercise price of each incentive stock option may not be less than the fair market value of our Shares on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10% of the voting power of all classes of our stock or any parent or subsidiary must have an exercise price not less than 110% of the fair market value of our Shares on the date of grant and a term not exceeding five years. The term of all other options may not exceed seven years. The administrator may amend the exercise price of any option. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one year period following such cessation, but in any event not beyond the expiration of its term.

Stock Appreciation Rights. A stock appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of our Shares on the date of its exercise over the exercise price. We generally pay the appreciation in Shares, in accordance with the terms of the grantee’s award agreement. The administrator may grant stock appreciation rights under the 2005 Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. The exercise price of a tandem stock appreciation right shall be the exercise price per share under the related stock option. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding stock appreciation right shall not be less than 85% of the fair market value of our Shares on the date of grant. The maximum term of any stock appreciation right granted under the 2005 Plan is seven years.

Restricted Stock Awards. The administrator may grant restricted stock awards under the 2005 Plan subject to vesting conditions determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted stock awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted stock generally will lapse and his unvested restricted stock will be forfeited back to us one month following his termination of employment with us for any reason unless the administrator otherwise determines in its sole discretion. Grantees holding restricted stock will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2005 Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted stock in lieu of compensation otherwise payable in cash or in lieu of cash or shares of stock otherwise issuable upon the exercise of stock options, stock appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2005 Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until our Shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2005 Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in our Shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, Shares, including restricted stock, or any combination of these. Unless otherwise determined by the administrator, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee remained in service.

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

Change in Control. If a change in control shall occur, then the administrator may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control (including, without limitation, the substitution of shares other than our Shares as the Shares subject to award under the 2005 Plan, and the acceleration of the exercisability or vesting of the awards), provided that the administrator determines that such adjustments do not have a substantial adverse economic impact on the grantee as determined at the time of the adjustments.

Amendment and Termination. The 2005 Plan will continue in effect until the tenth anniversary of its approval by the shareholders, unless earlier terminated by our Board of Directors. Our Board of Directors may amend, suspend or terminate the 2005 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board of Directors may not make any amendment in the 2005 Plan that would, if such amendment were not approved by the shareholders, cause the 2005 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2005 Plan or after termination of the 2005 Plan.

Non-U.S. Subsidiaries. Without amending the 2005 Plan, in consideration of us not being a U.S. corporation, the administrator may allow for participation by employees of our non-U.S. subsidiaries with such modifications of the terms and conditions otherwise specified in the 2005 Plan as may, in the judgment of the administrator, be necessary or desirable to foster and promote achievement of the purposes of the 2005 Plan. Any limitations on the number of Shares which may be issued pursuant to all awards set forth in the 2005 Plan shall be applied and administered with respect to the aggregate of the 2005 Plan and all such separate plans.

1999 Stock Option Plan

We also maintain our 1999 Stock Option Plan, or the 1999 Plan. A summary of the 1999 Plan is set forth below, and is qualified in its entirety by reference to the 1999 Plan, a copy of which has been filed with the Securities and Exchange Commission.

Our directors, executive officers and employees are eligible to receive options under the 1999 Plan. Pursuant to the 1999 Plan, as amended, options may be granted to our directors, executive officers, employees and consultants and the directors, executive officers, employees and consultants of our subsidiaries for the purchase of up to an aggregate of 20.0 million of our Class A common shares. As of December 31, 2006, there were approximately 12.0 million Class A common shares reserved for issuance under outstanding options granted under the 1999 Plan, with a weighted average exercise price of approximately $4.64 per share. These options are generally exercisable for a period of five or ten years. From the inception of the 1999 Plan, directors, executive officers and employees had exercised options to purchase approximately 7.1 million Class A common shares. As of December 31, 2006, outstanding options to purchase 6.8 million Class A common shares under the 1999 Plan had vested.

The 1999 Plan is administered by the compensation committee of our Board of Directors, which determines, at its discretion, the number of Class A common shares subject to each option granted and the related purchase price and option period.

The 1999 Plan requires that each option will expire on the date specified by the compensation committee, but not more than ten years from the date on which the option was granted. Under the 1999 Plan, unless otherwise specified in the option award agreement, upon the voluntary termination of employment by an option holder or termination of an option holder for cause by us, any options granted under the 1999 Plan to the option holder generally will terminate. If termination was due to death, retirement or disability, the option holder, or his or her successors, have a period of one year within which to exercise the option holder’s options. If termination was due to any other reason, options granted under the 1999 Plan may be exercised within three months of the termination. Options granted are nontransferable except by will or as otherwise authorized by the compensation committee.

Upon the occurrence of any change in our capital structure, including any merger, liquidation, reorganization, or recapitalization, the compensation committee may amend the 1999 Plan to preserve the rights of option holders substantially proportionate to their rights existing prior to the occurrence of such event, as it may deem necessary. Upon the occurrence of a change of control, the compensation committee may amend the 1999 Plan as it may deem appropriate provided that such adjustments do not have a substantial adverse impact on the option holder. Unless terminated earlier by action of our board of directors, the 1999 Plan will terminate on May 17, 2009, the ten year anniversary of the approval of the 1999 Plan by our Board of Directors and shareholders.

Assumption of Ross’ 1998 Incentive Stock Plan

In connection with our acquisition of Ross Systems, Inc. which was consummated in August 2004, we agreed to replace Ross stock options with an exercise price of $19.00 per share or less with options to purchase our Class A common shares under substantially similar terms. The Ross stock options had been issued under Ross’ 1998 Incentive Stock Plan, and Ross had previously registered the shares issuable under such plan with the Securities and Exchange Commission. Pursuant to the terms of the amended merger agreement with Ross, each Ross stock option was converted into an option to acquire our shares based on a conversion ratio of 4.358 CDC options for each Ross stock option. In connection with the merger, we assumed Ross’ 1998 Incentive Stock Plan, and registered with the Securities and Exchange Commission 950,000 Class A common shares which represented the aggregate number of Class A common shares that may be issued upon exercise of the options which had been granted under Ross’ 1998 Incentive Stock Plan and 1,400,000 Class A common shares which represented the aggregate number of Class A common shares that may be issued upon exercise of options which could still be granted under Ross’ 1998 Incentive Stock Plan.

As of March 31, 2007, we had not granted any additional options under the Ross 1998 Incentive Stock Plan.

2004 Employee Share Purchase Plan

During 2004, we established and implemented an employee share purchase plan, or ESPP, which allows eligible employees to purchase our Class A common shares at a discount through payroll deductions during two annual purchase periods. The eligibility criteria for participation in the ESPP include the following:

•	completion of at least 180 days of continuous service with us or an eligible subsidiary;

•	customarily work more than 20 hours per week and five months in a year for us or an eligible subsidiary; and

•	the participant owns less than 5% ownership of the total combined voting power or value of all classes of our capital stock or the capital stock of any of our subsidiaries.

Nationals of the PRC who reside in the PRC as a permanent resident are not eligible to participate in the ESPP. The two purchase periods over every twelve-month time span are from October 1 to March 31 of the following year and April 1 to September 30 of the same year. Participants in the ESPP may select payroll deductions in whole percentages, from 1% to 10% of base salary. Class A common shares are purchased using the funds set aside through the payroll deductions at the end of each purchase period at a 15% discount to the lower of the market value of a Class A common share on the first day of the purchase period or the last day of the purchase period. We have set a limit of 1,000 shares as the number of shares that any single employee may purchase in any single purchase period. We have reserved an aggregate of 2,000,000 Class A common shares for issuance under the ESPP, and an aggregate of no more than 300,000 Class A common shares are available for purchase during any purchase period. In connection with implementing the 2004 ESPP, we terminated our prior employee share purchase plans which had previously been suspended.

As of December 31, 2006, we had issued 339,221 Class A common shares under the ESPP.

China.com Equity Incentive Plans

China.com has adopted three share option schemes pursuant to which it may issue options to acquire its ordinary shares, par value HK$0.10 per share: (i) the Pre-IPO Share Option Scheme; (ii) the Post-IPO Share Option; and (iii) the 2002 Share Option Scheme. Under these share option schemes, China.com may generally issue options to directors, employees, advisors, consultants, vendors and suppliers. The maximum number of shares which can be granted under the Pre-IPO Scheme and the Post-IPO Scheme must not exceed

10% of the issued share capital of China.com as of the date of the listing of its shares on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange. The maximum number of shares which can be granted under the 2002 Scheme must not exceed 10% of the issued share capital of China.com at the date of approval of the scheme. As of December 31, 2006, the number of shares issuable under the Pre-IPO Scheme, the Post-IPO Scheme and the 2002 Scheme were 12,038,120 shares, 2,115,547 shares and 348,112,320 shares, respectively, which represented approximately 8.27% of the aggregate of China.com’s shares in issue at that date. Pursuant to the Pre-IPO Scheme and the Post-IPO Scheme, no participant shall be granted an option which, if accepted and exercised in full, would result in such a participant’s maximum entitlement exceeding 25% of the aggregate number of shares of China.com subject to such schemes. The maximum number of shares issuable as options to each eligible participant in the 2002 Scheme in any 12 month period shall not exceed, without shareholder approval, 1% of the issued share capital of China.com from time to time. All share options must be exercised within 10 years from the date of grant. The exercise price for options issued under the Pre-IPO Scheme was set at HK$1.88 per share. The exercise price of options issued under the Post-IPO Scheme and the 2002 Scheme is determined by the directors of China.com, but may not be less than the higher of the following:

•	the closing price of China.com’s shares on the Hong Kong Stock Exchange on the date of grant of the options;

•	the average of the closing prices of China.com’s shares for the five trading days immediately preceding the date of grant of the share options; and

•	the nominal value of China.com’s shares.

CDC Software Corporation 2007 Stock Incentive Plan

CDC Software has adopted and we, as sole shareholder, have approved the CDC Software Corporation 2007 Stock Incentive Plan, or the 2007 Plan. A summary of the 2007 Plan is set forth below, and is qualified in its entirety by reference to the 2007 Plan, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report.

Purpose. The 2007 Plan is intended to make available incentives that will assist CDC Software in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Software and its subsidiaries. CDC Software may provide these incentives through the grant of share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash.

Shares Subject to 2007 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of CDC Software Corporation Class A common shares, or CDC Software Shares, that may be issued pursuant to all awards under the 2007 Plan is 3,750,000.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a share split or other change in CDC Software’s capital structure. Shares as to which an award is granted under the 2007 Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2007 Plan. CDC Software Shares covered by an award granted under the 2007 Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The CDC Software Shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2007 Plan will generally be the compensation committee of CDC Software appointed by the CDC Software Board of Directors. Subject to the provisions of the 2007

Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between CDC Software and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2007 Plan and awards granted under it.

Eligibility. Awards may be granted under the 2007 Plan to employees, directors, and consultants of CDC Software or any related entity, including any parent, subsidiary or other business in which CDC Software, any parent or subsidiary holds a substantial ownership interest. While CDC Software grants “incentive stock options” only to employees, CDC Software may grant non-qualified options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

Stock Options. The administrator may grant non-qualified options, “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified option may not be less than 85% of the fair market value of CDC Software’s shares on the date of grant. The exercise price of each incentive stock option may not be less than the fair market value of CDC Software’s shares on the date of grant. Any incentive stock option granted to a person who owns shares possessing more than 10% of the voting power of all classes of shares of CDC Software or any parent or subsidiary must have an exercise price not less than 110% of the fair market value of CDC Software’s shares on the date of grant and a term not exceeding five years. The term of all other options may not exceed seven years. The administrator may amend the exercise price of any option. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one year period following such cessation, but in any event not beyond the expiration of its term.

Share Appreciation Rights. A share appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of CDC Software’s shares on the date of its exercise over the exercise price. CDC Software generally pays the appreciation in shares, in accordance with the terms of the grantee’s award agreement. The administrator may grant share appreciation rights under the 2007 Plan in tandem with a related option or as a freestanding award. A tandem share appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. The exercise price of a tandem share appreciation right shall be the exercise price per share under the related option. Freestanding share appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding share appreciation right shall not be less than 85% of the fair market value of CDC Software’s shares on the date of grant. The maximum term of any share appreciation right granted under the 2007 Plan is seven years.

Restricted Share Awards. The administrator may grant restricted share awards under the 2007 Plan subject to vesting conditions determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted share awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted shares generally will lapse and his unvested restricted share will be forfeited back to CDC Software one month following his termination of employment with CDC Software for any reason unless the administrator otherwise determines in its sole discretion. Grantees holding restricted shares will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2007 Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted shares in lieu of compensation otherwise payable in cash or in lieu of cash or shares otherwise issuable upon the exercise of options, share appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2007 Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until CDC Software shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2007 Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in CDC Software shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted shares, or any combination of these. Unless otherwise determined by the administrator, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee remained in service.

Maximum Grants. The maximum number of options or share appreciation rights which may be awarded to any grantee during any annual period is 1,000,000 in the aggregate. The maximum number of shares which may be awarded to any grantee during any annual period as restricted shares, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is $500,000.

Amendment and Termination. The 2007 Plan will continue in effect until the tenth anniversary of its approval by the shareholders, unless earlier terminated by CDC Software’s board of directors. CDC Software’s board of directors may amend, suspend or terminate the 2007 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the board of directors may not make any amendment in the 2007 Plan that would, if such amendment were not approved by the shareholders, cause the 2007 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2007 Plan or after termination of the 2007 Plan.

CDC Games Corporation 2007 Stock Incentive Plan

CDC Games has adopted and we, as sole shareholder, have approved the CDC Games Corporation 2007 Stock Incentive Plan, or the 2007 Games Plan. A summary of the 2007 Games Plan is set forth below, and is qualified in its entirety by reference to the 2007 Games Plan, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report.

Purpose. The 2007 Games Plan is intended to make available incentives that will assist CDC Games to attract and retain key employees and to encourage them to increase their efforts to promote its business and the business of its subsidiaries. CDC Games may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.

Shares Subject to 2007 Games Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Class A common shares of CDC Games Corporation which may be issued pursuant to all awards under the 2007 Games Plan is 3,750,000.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change in CDC Games’ capital structure. Shares as to which an award is granted under the 2007 Games Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2007 Games Plan. Shares covered by an award granted under the 2007 Games Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The CDC Games shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2007 Games Plan will generally be a committee appointed by the board of directors, which committee we intend to consist solely of two or more “outside directors” so that awards granted pursuant to the 2007 Games Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2007 Games Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between CDC Games and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2007 Games Plan and awards granted under it.

Eligibility. Awards may be granted under the 2007 Games Plan to employees, directors, and consultants of CDC Games or any related entity, including any parent, subsidiary or other business in which CDC Games, any parent or subsidiary thereof holds a substantial ownership interest. While CDC Games grants incentive stock options only to employees, it may grant non-qualified stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

Stock Options. The administrator may grant non-qualified stock options, “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified stock option may not be less than 85% of the fair market value of CDC Games’ shares on the date of grant. The exercise price of each incentive stock option may not be less than the fair market value of CDC Games’ shares on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10% of the voting power of all classes of stock of CDC Games or any parent or subsidiary thereof must have an exercise price not less than 110% of the fair market value of CDC Games’ shares on the date of grant and a term not exceeding five years. The term of all other options may not exceed seven years. The administrator may amend the exercise price of any option. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one year period following such cessation, but in any event not beyond the expiration of its term.

Stock Appreciation Rights. A stock appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of CDC Games shares on the date of its exercise over the exercise price. CDC Games may pay the appreciation either in cash or in shares in accordance with the terms of the grantee’s award agreement. The administrator may grant stock appreciation rights under the 2007 Games Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. The exercise price of a tandem stock appreciation right shall be the exercise price per share under the related stock option. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding stock appreciation right shall not be less than 85% of the fair market value of CDC Games’ shares on the date of grant. The maximum term of any stock appreciation right granted under the 2007 Games Plan is seven years.

Restricted Stock Awards. The administrator may grant restricted stock awards under the 2007 Games Plan subject to vesting conditions determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted stock awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted stock generally will lapse and his unvested restricted stock will be forfeited back to CDC Games one month following his termination of employment with CDC Games for any reason unless the administrator otherwise determines in its sole discretion. Grantees holding restricted stock will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2007 Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted stock in lieu of compensation otherwise payable in cash or in lieu of cash or shares of stock otherwise issuable upon the exercise of stock options, stock appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2007 Games Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until CDC Games’ shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2007 Games Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in CDC Games shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted stock, or any combination of these. Unless otherwise determined by the administrator, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee remained in service.

Maximum Grants. The maximum number of options or stock appreciation rights which may be awarded to any grantee during any annual period is 1,000,000 in the aggregate. The maximum number of shares which may be awarded to any grantee during any annual period as restricted stock, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is US$500,000.

Amendment and Termination. The 2007 Games Plan will continue in effect until the tenth anniversary of its approval by the shareholders, unless earlier terminated by CDC Games’ board of directors. CDC Games’ board of directors may amend, suspend or terminate the 2007 Games Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the board of directors may not make any amendment in the 2007 Games Plan that would, if such amendment were not approved by the shareholders, cause the 2007 Games Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2007 Games Plan or after termination of the 2007 Games Plan.

Acceleration of Stock Options in response to FASB 123 (revised 2004)

FASB Statement No. 123 (revised 2004), Share-Based Payment, requires that the compensation cost relating to share-based payment transactions, such as the options issued under our 2005 Stock Option Plan and the options assumed under Ross’ 1998 Incentive Stock Plan, be recognized in our financial statements. Since the first quarter of 2006, the Securities and Exchange Commission has required public companies to implement the standards of FASB Statement No. 123R. To mitigate the potential impact of FASB Statement No. 123R on our financial statements, in December 2005, our board of directors approved the vesting of all stock options granted to employees and directors with a strike price of $3.50 or higher. Further, to prevent senior executives and directors personally benefiting from the acceleration, our board of directors also resolved that all employees with aggregate option grants greater than 25,000 option and all members of the board of directors of the Company should agree to restrictions that would prevent the sale of any share received from the exercise of an accelerated option prior to the original vesting date of the option. The purpose of the acceleration was to enable us to avoid recognizing compensation expense associated with these options upon the adoption of SFAS 123R in January 2006. We also believed that because the options that were accelerated had exercise prices in excess of the current market value of our Class A common stock, the options had limited economic value and were not fully achieving their original objective of employee retention and incentive compensation.

C.	Board Practices

Terms of Directors and Executive Officers

Our board of directors is divided into three classes, each class generally having a term of three years. Each year the term of one class expires and nominees for membership in that class are eligible to be elected at the relevant annual meeting of shareholders. All directors hold office until the relevant annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers are elected by and serve at the discretion of the board of directors. Information relating to the terms of office of our board members is set forth herein under Item 6.A., “Directors, Senior Management and Employees, Directors and Senior Management.”

Pursuant to arrangements between CDC and APOL effective April 2006, so long as: (i) Mr. Peter Yip, or together with his immediate family, is the beneficial owner of more than 50% of APOL; and (ii) APOL beneficially owns at least 5% of our Class A common shares, APOL has the right to designate a director to serve on our board.

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

Except as disclosed herein, there are no family relationships between any of the named directors and executive officers and there are no material arrangements or understandings that exist between any such director or executive officer and CDC pursuant to which any such person was appointed as a director or executive officer of CDC. Mr. Antony Ip, who serves as a director and Chief Strategy Officer of CDC Games is the son of Peter Yip. For details of such material arrangements or understanding that exist between any of the named directors or executive officers and CDC, see Item 7.B., “Major Shareholders and Related Party Transactions – Related Party Transactions.”

Committees of the Board of Directors

During the fiscal year ended December 31, 2006, our Board of Directors had four standing committees:

•	the executive committee;

•	the audit committee;

•	the compensation committee; and

•	the nominating committee.

In a meeting of our Board of Directors held in September 2005, the executive committee of the board was authorized, during any interim period between quarterly meetings of the full board of directors, to act for and in lieu of the full board of directors and to approve of any transaction requiring board approval by the board of directors that does not exceed aggregate consideration to be paid by us of more than $20.0 million in cash and equity, with any equity component not to exceed 500,000 Class A common shares. In April 2007, our Board of Directors increased the authority of the executive committee to act for and in lieu of the full board of directors and to approve of any transaction requiring board approval by the board of directors that does not exceed aggregate consideration to be paid by us of more than $40.0 million in cash and equity, with any equity component not to exceed 1,000,000 Class A common shares.

As of May 31, 2007, Messrs. Ch’ien, Yip, Wong and Clough served on the executive committee, with Mr. Clough serving as chairman. Mr. Chia resigned from the executive committee effective December 12, 2006.

The audit committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of our annual audit. In addition, since February 2002, the audit committee has reviewed the terms of proposed transactions with related parties in accordance with the terms of our articles of association. Since May 2003, the audit committee has also been responsible for reviewing our compliance with the Sarbanes-Oxley Act. This responsibility includes reviewing documentation of our internal controls and key processes and procedures in order to report on compliance with Section 404, “Management Assessment of Internal Controls”. The Audit Committee is comprised of directors who qualify as an independent director for purposes of the rules and regulations of the Nasdaq Global Market and the Sarbanes-Oxley Act of 2002 and operates under a charter that is compliant with the rules and regulations of the Nasdaq Global Market. As of May 31, 2007, Messrs. Britt, Clough, Wang and Wong serve on the audit committee with Mr. Britt serving as chairman.

The compensation committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers our 2005 Stock Option Plan, our 1999 Stock Option Plan, the Ross 1998 Stock Option Plan and our 2004 Employee Share Purchase Plan. As of May 31, 2007, Messrs. Wong and Wang served on the compensation committee with Mr. Wong serving as chairman. Given Mr. Yip’s re-appointment as chief executive officer of the Company in April 2006, Mr. Yip resigned from the compensation committee effective May 1, 2006.

The nominating committee formulates and reviews appropriate criteria to be used in connection with selection of persons to serve on our board of directors and assesses and recommends nominees for election to our board of directors by shareholders at our annual general meeting. As of May 31, 2007 Messrs. Britt and Wong served on the nominating committee with Mr. Britt serving as chairman. Given Mr. Yip’s re-appointment as chief executive officer of the Company in April 2006, Mr. Yip resigned from the nominating committee effective May 1, 2006.

Subsidiary Boards of Directors

In March 2006, we announced that our subsidiary, CDC Software Corporation, had formed a new board of directors which was intended to assist CDC Software in its key growth initiatives, including assisting CDC Software in becoming an independent, standalone company. Furthermore, each of our subsidiaries maintains a separate board of directors.

As of May 31, 2007:

•	The Board of Directors of CDC Software was comprised of: Yip Hak Yung, Peter, Carrick John Clough, Wong Kwong Chi, Simon, Wong Sin Just, Wong Chung-kiu and Tam Wai Ho.

•	The Board of Directors of CDC Games was comprised of: Yip Hak Yung, Peter, Wang Cheung Yue, Fred, Wong Kwong Chi, Simon, Ip Ren-haw, Antony, Wong Sin Just and Dr. Xaiowei Chen.

•

The Board of Directors of China.com was comprised of: Yip Hak Yung, Peter, Dr. Ch’ien Kuo Fung, Raymond, Fang Xin, Wong Sin Just, Wang Cheung Yue, Fred, Chia Kok Onn, Dr. Lam Lee G. and Dr. Xiaowei Chen.

D.	Employees

As of December 31, 2006, we had approximately 2,839 full-time, part-time and temporary employees, as compared to 2,451 as of March 31, 2006. Of our 2,839 employees, approximately 1,306 are in professional services and consulting positions, 448 are in sales, marketing and business development positions, 518 are in research and development positions, 287 are in various finance, back office and administration positions, 86 are in design and editorial positions and 79 are in general and operations management positions, with the remainder principally consisting of part-time and temporary employees. Further, of such 2,839 persons, approximately 863 are employed in the U.S., 158 in Canada, 340 in Europe and 1,478 in Hong Kong, the PRC and Asia.

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

Beneficial ownership of our Class A common shares by our directors, senior executive officers and other major shareholders is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to those shares. In computing the number of Class A common shares beneficially owned by a person, and the percentage ownership of that person, Class A common shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 2006 are deemed beneficially owned and outstanding, but such Class A common shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person.

As of May 31, 2007, none of our directors and senior executive officers, except for Mr. Yip and Dr. Ch’ien, beneficially owns more than 1% of our Class A common shares. Mr. Yip is the beneficial owner of 19.2% of our Class A common shares. Dr. Ch’ien is the beneficial owner of 1.52% of our Class A common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a publicly owned corporation, and our Class A common shares are owned by U.S. residents and residents of other countries. As of March 31, 2007, we were not directly owned or controlled by another corporation or by any foreign government, and a total of 584 shareholders of record were U.S. residents holding approximately 80% of our Class A common shares. Holders of our Class A common shares do not have different voting rights.

The following table sets forth information concerning each person known by us who beneficially own 5% or more of our Class A common shares as of April 30, 2007:

	Beneficial Ownership
	Shares	Percent
Shareholder
Asia Pacific Online Limited(1)	22,104,588	19.2
Xinhua News Agency(2)	7,362,734	6.4
Jayhawk China Fund (Cayman) Ltd. (3)	6,147,943	5.3

(1)	Such amount, includes 15,869,589 Class A common shares and 6,234,999 options/stock appreciation rights (SARs). As of April 30, 2007, APOL held 11,927,653 Class A common shares and 6,044,999 options/SARs (of which 1,672,078 will become exercisable within 60 days of April 30, 2007). APOL is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children. 3,941, 936 of such Class A common shares are held by the spouse of Mr. Yip. Mr. Yip holds 190,000 of such options, all of which are exercisable within 60 days of April 30, 2007.
(2)	Xinhua holds our shares through a wholly-owned subsidiary, Golden Tripod Technology Limited.
(3)	Based upon a Schedule 13-G filed jointly by Jayhawk Capital Management, L.L.C., or JCM, Jayhawk China Fund (Cayman) Ltd., or JCF, and Kent McCarty, with the Securities and Exchange Commission on April 4, 2007, JCF directly owns 6,147,943 of our Class A common shares. JCM is the manager and investment advisor of JCF, and Mr. McCarthy is the manager of JCM. As a result of the relationship of Mr. McCarthy to JCM and JCM to JCF, each of Mr. McCarthy, JCM and JCF may be deemed to have shared power to vote, or direct the vote of, and dispose, or direct the disposition of, the Class A common shares as held by JCF.

For a discussion of risks associated with the holdings of our major shareholders, see Item 3.D., “Key Information – Risk Factors – Risks Relating to Our Class A Common Shares.

B.	Related Party Transactions

BBMF. In January 2007, we entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which we provided a $3.0 million loan to BBMF, for working capital purposes and to accelerate the business expansion of BBMF. All outstanding principal amounts outstanding together with interest accrued thereon, is due and payable by BBMF on the earliest of: (i) January 12, 2008; (ii) the occurrence of an event of default; or (iii) the date upon which a convertible loan agreement for an amount of not less than $20.0 million is executed between CDC Mobile Corporation and BBMF on the terms and conditions as set forth in a letter of intent between the parties. The note bears interest at the rate which is equal to the LIBOR for a 12 month loan, plus 3%. Upon the occurrence of an event of default, the note bears interest at a rate of 15% per annum during the continuance of the event of default, compounded annually. The note is secured by a charge over the assets of BBMF and personal guarantees of the CEO and President of BBMF.

BBMF is owned 32.5% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of CDC Corporation. In addition, Mr. Antony Ip serves as the president and a director of BBMF. Antony Ip is the son of Peter Yip. In addition, Mr. Ip serves as a director and Chief Strategy Officer of CDC Games.

Golden Tripod. For the year ended December 31, 2004, 2005 and 2006, we paid management fees of approximately $132,000, $77,000 and $77,000, respectively, to Golden Tripod Limited, an entity affiliated with Xinhua, one of our major shareholders, for the provision of general management services to us, including consultancy fees of consultants provided by Golden Tripod Limited.

Dr. Raymond Ch’ien. Effective August 30, 2005, Dr. Ch’ien resigned from his position as our Chief Executive Officer and Executive Chairman but continues to serve on our Board of Directors as its Chairman. In connection with his resignation, we entered into an agreement with Dr. Ch’ien which governs the terms and conditions of his resignation. Among other things, the agreement provides for the following:

•

We agreed to give Dr. Ch’ien until December 31, 2005 in which to exercise 300,000 options that were granted to Dr. Ch’ien on May 11, 2004 at an exercise price of $7.77 pursuant to his executive services agreements and that had vested as of August 30, 2005. All of such options were cancelled on December 31, 2005.

•

We agreed that 879,167 options granted to Dr. Ch’ien that had vested as of August 30, 2005 with exercise prices ranging from $2.6860 to $6.8125 per share shall not expire as long as Dr. Ch’ien remains on our Board of Directors, or until the relevant option termination date. As of May 31, 2007, Dr. Ch’ien had exercised 377,500 of such options and an additional 546,667 options remain outstanding.

•

We agreed to grant, and did grant to Dr. Ch’ien, on January 1, 2006, 45,000 options under our 1999 Stock Option Plan. The exercise price of these options is $3.22 and such options vest in 3 equal semi-annual installments over an 18 month period from the date of grant.

•

We agreed to continue to maintain a health insurance policy for Dr. Ch’ien, his spouse and immediate family with terms and conditions similar to that available to our other Hong Kong-based executives for as long as Dr. Ch’ien remains on our Board of Directors.

Asia Pacific Online Limited. Effective April 12, 2006, we entered into an agreement with Asia Pacific Online Limited, or APOL, pursuant to which APOL would provide the services of Mr. Peter Yip as our Chief Executive Officer and Vice Chairman. The agreement has an initial term of three years, and is automatically renewable for successive terms of one year each.

In consideration of providing the services of Mr. Yip, we agreed to pay APOL cash remuneration of $1 per annum; grant APOL options to purchase 2.4 million shares of our Class A common stock, which options shall vest quarterly over a three year period, the “Quarterly Vest Options”; and grant of options to purchase up to 2,399,999 shares of our Class A common stock which options vest in installments upon the achievement of specified milestones, which include the following, the "Contingent Options”:

•	a public listing of our software related business;

•	a listing of China.com outside of Hong Kong or moving China.com’s listing to the main board of the Hong Kong Stock Exchange;

•	a public listing of our online games business;

•	a public listing of any other business acquired by us after the date of this agreement or the acquisition of at least 20% of a company listed on a recognized stock exchange; and

•	a public listing of any other businesses of ours.

The consideration paid to APOL will be reviewed at the end of the initial term.

If the agreement with APOL is terminated for any reason other than cause, Mr. Yip’s death or by APOL by giving six (6) months advance notice, the Quarterly Vest Options accelerate and fully vest. In addition, in the event that Mr. Yip’s death or disability is tangibly related to the performance of the duties by Mr. Yip for us, then the Quarterly Vest Options shall accelerate and fully vest.

In the event a change of control of CDC Corporation occurs, and the agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL giving six (6) months advance notice of termination, then the Quarterly Vest Options and the Contingent Options shall accelerate and fully vest. In addition, in the event a change of control of CDC Corporation occurs, and Mr. Yip remains in good standing with us or our successor through the first anniversary of such change in control, then the Quarterly Vest Options and the Contingent Options shall accelerate and fully vest. A change of control shall be deemed to occur in the event any person, other than us or APOL, becomes the owner of 20% or more of the combined voting power of our outstanding securities.

Under the terms of the agreement, we also agreed to reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining, including duties performed on behalf of us, in accordance with the our internal policies.

In addition, as long as APOL holds at least 5% of our Class A common shares, APOL will be entitled to nominate one director to our board, subject to the shareholders electing such nominee as a director at the next general meeting of shareholders. APOL and Mr. Yip have also agreed to a non-competition period of twelve (12) months after the termination of the agreement. In addition, we have agreed to reimburse all medical expenses incurred by Mr. Yip and his immediate family during the 36 months prior to the date of the agreement.

Employment Agreements

CDC Corporation

Kim Liou. In April 2003, Ion Global (California), Inc., one of our wholly owned subsidiaries, entered into an employment agreement with Mr. Liou. Under the terms of the employment agreement, as amended, either party may terminate Mr. Liou’s employment upon six weeks advance notice in writing. In the event that we terminate Mr. Liou’s employment without cause, he is entitled to one (1) month of salary for every incremental year of service up to a maximum of 20 months.

CDC Games and China.com

Xiaowei Chen. In June 2005, one of our wholly-owned subsidiaries held through our 77% owned subsidiary, China.com, entered into an employment agreement with Dr. Chen. Under the terms of the employment agreement, in the event of Dr. Chen’s termination for any reason other than cause, Dr. Chen is entitled to three (3) months of her base salary.

Keith Chau. In October 2005, hongkong.com Limited, a 77% owned indirect subsidiary, entered into an employment agreement with Mr. Chau. Under the terms of the employment agreement, either party may terminate Mr. Chau’s employment upon three (3) calendar months advance notice in writing.

Yan An. In July 2005, 17game Network Technology Co. Limited entered into an employment agreement with Mr. Yan. The agreement is terminable by either party for any reason upon one (1) months’ prior written notice.

Xu Binghui. In March 2004, 17game Network Technology Co. Limited entered into an employment agreement with Ms. Xu. The agreement is terminable by either party for any reason upon one (1) months’ prior written notice.

Michael Chan. In February 2007, one of our subsidiaries, Hong Kong Online Games Investment Holdings Limited, entered into an employment agreement with Mr. Chan. The agreement is terminable by either party for any reason upon three (3) month’s prior written notice.

Albert Fung. In June 2007, one of our subsidiaries, CDC Games Interactive Limited, entered into a consultancy agreement with Mr. Fung for a period of one year. The agreement is terminable by either party for any reason upon three (3) months’ prior written notice.

Otto Fung. In February 2007, one of our subsidiaries, CDC Games Interactive Limited, entered into a consultancy agreement with Mr. Fung for a period of one year. The agreement is terminable by either party for any reason upon one (1) months’ prior written notice.

Jing Yuan. In January 2004, 17game Network Technology Co. Limited entered into an employment agreement with Mr. Jing. The agreement is terminable by either party for any reason upon one (1) months’ prior written notice.

CDC Software

Eric Musser. In October 2000, Ross Systems, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Musser. Under the terms of the employment agreement, either party may terminate Mr. Musser’s employment upon thirty (30) days’ advance notice in writing, and Ross Systems may terminate Mr. Musser’s employment for cause. In the event Ross Systems terminates Mr. Musser’s employment without cause, he is entitled to one-half of his annual rate of base compensation and continuation of benefits for a period of six (6) months after such termination.

Dick De Haan. In September 1998, Ross Systems Nederland b.v., one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. De Haan. Under the terms of the employment agreement either party may terminate Mr. De Haan’s employment upon two (2) calendar months advance written notice, and in the event that Ross Systems Nederland b.v. terminates Mr. De Haan’s employment without cause, Mr. De Haan shall be entitled to receive at least one (1) month’s salary for each year worked subject to the local laws of the Netherlands.

Frank Hung. In December 2006, Praxa Limited, one of our wholly owned subsidiaries, entered into an employment agreement with Mr. Hung. Under the terms of the employment agreement, either party may terminate Mr. Hung’s employment upon three (3) calendar months’ advance notice in writing; provided, however, that we may terminate Mr. Hung’s employment immediately at any time for cause.

Arthur Masseur. In July 1995, Ross Systems Nederland b.v., one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Masseur. Under the terms of the employment agreement either party may terminate Mr. Masseur’s employment upon one calendar month advance notice in writing, and in the event that Ross Systems Nederland b.v. terminates Mr. Masseur’s employment without cause, Mr. Masseur is likely to be entitled to receive at least one (1) month’s salary for each year worked subject to the local laws.

Per Norling. In September 2004, Industri-Matematik AB, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Norling. Under the terms of the employment agreement, either party may terminate Mr. Norling’s employment upon six (6) months advance notice in writing, and in the event that Industri-Matematik AB terminates Mr. Norling’s employment without cause, he is entitled to six months of his base salary.

Oscar Pierre. In January 10, 1997, Ross Systems Iberica, S.L. one our wholly-owned subsidiaries, entered into an employment agreement with Mr. Oscar Pierre. Under the terms of the employment agreement, either party may terminate Mr. Pierre employment upon three (3) calendar months advance notice in writing, and in the event that Ross Systems Iberica, S.L. terminates Mr. Pierre’s employment without cause or Mr. Pierre resigns for good reason (as described in his employment agreement), he is entitled to one (1) year gross salary in addition to a potential sum of one (1) year gross salary in relation to Mr. Pierre’s non-complete obligations.

C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2006 commencing on page F-1 of this Annual Report.

Additionally, the audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006 are attached as an exhibit to this Annual Report.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A common shares have been quoted on NASDAQ under the symbol “CHINA” since our IPO on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. The following table sets forth, for the years indicated, the high and low closing prices per share as reported on NASDAQ. On December 29, 2006, the closing price for our Class A common shares on NASDAQ was $9.50 per share.

	Closing prices
	High	Low
	(in U.S. dollars per share)
2002:
Annual	3.28	1.86
2003:
Annual	14.46	2.73
2004:
Annual	12.65	4.05

2005:
First quarter	4.48	2.96
Second quarter	3.45	2.40
Third quarter	3.68	2.75
Fourth quarter	3.87	3.09
Annual	4.48	2.40
2006:
First quarter	4.89	3.19
Second quarter	4.82	3.95
Third quarter	5.91	3.95
Fourth quarter	9.50	5.50
Annual	9.50	3.19
Past six calendar months:
December 2006	9.50	8.39
January 2007	10.38	9.40
February 2007	10.94	9.13
March 2007	9.66	8.48
April 2007	9.54	8.61
May 2007	8.70	7.71

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Not Applicable.

B. Memorandum and Articles of Association

The following description of the terms and provisions of our amended and restated memorandum and articles of association is qualified in its entirety by reference to such documents which are attached as an exhibit to this Annual Report on Form 20-F.

General

We are a Cayman Islands company and operate under the Cayman Islands Companies Law (2004 Revision), or the Companies Law. Our company number is No. CR-74277. Our corporate objectives and purpose are unrestricted.

Directors

A director may vote in respect of any contract or transaction in which he is interested provided that such director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of our board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by us.

The directors may determine remuneration to be paid to the directors.

The directors may exercise all our powers to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any of our debts, liabilities, or obligations or those of any third party.

There are no membership qualifications for directors. Further, there are no age limitations or retirement requirements and no share ownership qualifications for directors unless so fixed by shareholders in a general meeting.

Rights, Preferences and Restrictions of Ordinary Shares

Dividends. The holders of ordinary shares are entitled to such dividends as may be declared by our board.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the Chairman or any other shareholder present in person or by proxy. The quorum required for a meeting of shareholders shall be members present in person or by proxy holding not less than one-third of the issued shares of the company entitled to vote at the meeting in question.

Directors are divided into three classes, designated as Class I, Class II and Class III, all of which classes shall be as nearly equal in number as possible. Upon expiration of the term of office of each class, the directors in each class shall be elected for a term of three (3) years to succeed the directors whose terms of office expire. Each director shall hold office until the expiration of his term and until his successor shall have been elected and qualified. The classification of our Board may have the effect of delaying the replacement of a majority of our directors and make changes to our board more difficult than if such provisions were not in place.

Profits. Profits of the Company may be distributed to shareholders as dividends, as determined by our board.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares) assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board may, from time to time, make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen (14) days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. We may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may determine by special resolution.

Variations of Rights of Shares

If at any time the our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Law, be varied or abrogated with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class.

General Meetings of Shareholders

We are required to hold a general meeting each year in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse (or such longer period as NASDAQ may authorize) between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as our board shall appoint. All general meetings other than an annual general meeting shall be called extraordinary general meetings.

The Board may, at its discretion, convene an extraordinary general meeting.

General meetings shall also be convened on the written requisition of any two or more members of the Company deposited at the registered office specifying the objects of the meeting and signed by the requisitionists, provided that such requisitionists held as at the date of deposit of the requisition not less than one-tenth of our paid up capital which carries the right of voting at our general meetings. General meetings may also be convened on the written requisition of any one member of the Company which is a clearing house (or its nominee) deposited at our registered office specifying the objects of the meeting and signed by the requisitionist, provided that such requisitionist held as at the date of deposit of the requisition not less than one-tenth of our paid up capital which carries the right of voting at our general meetings. If the Board does not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Board provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company.

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place, and agenda of the meeting, particulars of the resolutions to be considered at the meeting and in the case of special business (as defined in Article 81 of our Amended and Restated Articles of Association) the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to:

(a)	all members, other than those that, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from us;

(b)	the Auditors; and

(c)	for so long as our shares are listed on the Exchange, the Exchange.

Notwithstanding that a meeting of the Company is called by shorter notice than that referred to in Article 76 of our Amended and Restated Articles of Association, it shall be deemed to have been duly called if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the members of the Company entitled to attend and vote thereat or their proxies; and

(b)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

There shall appear with reasonable prominence in every notice of our general meetings a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting. In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

Limitations on the Right to Own Shares

There are no limitations on the right to own our shares.

Limitations on Transfer of Shares

There are no provisions in our restated memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholder Ownership

There are no provisions in our Amended and Restated Articles and Memorandum of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of our Amended and Restated Articles and Memorandum of Association and to any direction that may be given by us in a general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share including the Preferred Shares may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such times and for such consideration as the Board may determine. We may, in a general meeting, from time to time, whether or not all the shares for the time being authorized shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution, increase our share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

C. Material Contracts

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

Put Option Agreement. Also, in connection with our investment in IMI, we granted Symphony an option to sell us all of Symphony’s 49% interest in IMI at any time during the twelve months following the occurrence of any of the following events:

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

The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. The multiple is selected based upon a table using IMI’s revenue growth and adjusted earnings before interest, income taxes, depreciation and amortization, or EBITDA, as a percentage of revenue as the selected metrics. The fixed multiple varies from 0.25, in the event revenues for IMI are decreasing greater than 10% per year and EBITDA as a percentage of revenues for IMI is less than 5%, to 6.0, in the event revenues for IMI are increasing greater than 20% per year and EBITDA as a percentage of revenues for IMI is greater than 20%. The parties have agreed to review the fixed multiples set forth in the table at least once a year so that the multiples would accurately reflect the fair market value for enterprise software companies, or earlier in the event the Nasdaq Global Market composite index changes by more than 30% between periods the multiples are last reviewed. The form of payment of the purchase price will be determined by the parties, and may consist of cash, our Class A common shares, a combination of both cash and our Class A common shares, or other form of payment.

Symphony Note. On November 14, 2003, Cayman First Tier provided a loan in the principal amount of $25.0 million to Symphony in exchange for a non-recourse promissory note from Symphony, which we refer to as the Symphony Note. Symphony is required to use the proceeds from the loan to pursue acquisitions of enterprise resource planning software companies. Under the terms of the Symphony Note, the entire principal amount outstanding is payable by Symphony on November 14, 2007, with interest accruing at the rate of 3% per annum. Accrued interest is payable quarterly in the event Symphony’s net worth falls below the amount outstanding under the Symphony Note. Symphony has the option of prepaying borrowed amounts at any time upon three business days’ notice without penalty or premium, in increments of $100,000. Symphony’s obligations under the promissory note are secured by a pledge from Symphony in favor of Cayman First Tier of all of Symphony’s right, title and interest in Symphony’s 49% interest in Cayman First Tier. The security interest is subordinate to the security interest Symphony granted in its 49% interest in Cayman First Tier to secure amounts outstanding under the line of credit we provided to Cayman First Tier. The promissory note allows Cayman First Tier to declare the note immediately due and payable upon the occurrence of events of default typical for such promissory notes including payment defaults, Symphony’s inability to pay its debts as they become due or becomes insolvent, or if the security agreement fails to create a valid lien on the collateral to secure the loan.

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

Demand Note. On August 17, 2004, we provided a $2.0 million loan to a subsidiary of Cayman First Tier, for working capital purposes, which is repayable on demand. The demand note bears interest at the greater of the prime rate plus 2% or 6% per annum, payable every 90 days. Upon the occurrence of an event of default, the demand note bears interest at the prime rate plus 5%. The demand note is secured by all of the equipment, inventory, accounts and general intangibles of the subsidiary.

Go2joy. In May 2004, we acquired Go2joy, a mobile services and applications provider in the PRC with established partnerships with media companies in the PRC. In connection with the acquisition, we made an initial payment of $9.6 million in April 2004. In July 2004, China.com acquired Go2joy from us. In this acquisition, China.com paid us $9.6 million and made our second payment to the sellers of Go2joy of $13.0 million, in 2005. A third payment to the sellers of Go2joy was not required in 2006 because certain milestone obligations were not met.

Shenzhen KK Technology. In June 2005, a subsidiary of China.com acquired 100% of the shares in Shenzhen KK Technology, an MVAS service provider in the PRC that participates in the WAP business. The total cash consideration was $2,933,000.

JRG Software Inc. In January 2006, CDC Software acquired the assets of JRG, a provider of on-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS). In connection with the acquisition, we made an advance payment of $25,000 plus a closing payment of $375,000. In addition, to the closing payment, we made a hold back payment of $100,000 less post-closing adjustments.

Horizon Companies. In February 2006, we acquired, through our 51%-owned subsidiary, Software Galeria, certain assets of Horizon Companies related to the provision of outsourced IT support and consulting services. Under the terms of the asset purchase agreement, we paid $607,500 in cash at closing and paid an additional $607,500 of cash consideration in installments during 2006. We also agreed to pay additional cash consideration of $1.0 million in 2006 and 2007 in the event 2006 EBITDA and 2007 EBITDA generated from the purchased assets was, in each such year, at least $1.35 million. During 2006, we advanced Horizon approximately $1.9 million against future earn-out payments we may owe. Additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 EBITDA and 2008 EBITDA is less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. In addition, we agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event the EBITDA generated from the purchased assets exceeds specified targets during each of 2006, 2007 and 2008. The sellers have the right to put their equity interest back to us between April 2009 and April 2011 at a fixed valuation.

17game. In March 2006, a subsidiary of China.com acquired the remaining 52% of Equity Pacific Limited, or Equity Pacific, which ultimately owns Beijing 17game Network Technology Co Limited, or 17game, amongst other subsidiaries, for aggregate total consideration of $18 million. Such amounts were paid in a combination of cash and restricted common shares of China.com, with approximately $4.8 million paid in cash and $13.2 million paid in restricted shares. These restricted shares will vest over a period of two years, with 25% vesting on the first six (6) months anniversary of closing and 12.5% vesting on each subsequent three (3) month anniversaries of closing. In connection with our internal restructuring, which was completed in December 2006, 17game was transferred to CDC Games.

c360 Solutions Incorporated. In April 2006, we acquired 100% of the shares of c360 Solutions Incorporated, a provider of add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform. Under the terms of the stock purchase agreement, we paid $1.25 million of cash and issued 50,000 of our unregistered Class A common shares at closing. In addition, we paid $875,000 of additional cash consideration in January 2007 and agreed to pay $875,000 of additional cash consideration on the eighteen month anniversary of closing. We also agreed to issue to the sellers an additional 50,000 of our unregistered Class A common shares every three months through the twenty-one month anniversary of closing. Through March 31, 2007, an additional 200,000 of our unregistered Class A common shares have been issued. In addition, we have agreed to issue up to an aggregate of an additional 150,000 of our unregistered Class A common shares between the twenty-four and thirty-three month anniversary of closing in the event c360 achieves certain revenue targets. Approximately $475,000 of the purchase price is subject to adjustment for breaches of representations and warranties.

OST International, Inc. In June 2006, we acquired 100% of the shares of OST International, Inc., an outsourced IT support and consulting services provider. Under the terms of the stock purchase agreement, we paid $3.0 million in cash at closing. In addition, we issued to the selling shareholder $330,000 of our unregistered Class A common shares prior to June 15, 2007 and agreed to issue an additional $220,000 of our unregistered Class A common shares prior to June 15, 2008. We also agreed to pay additional cash consideration in the amounts of $300,000 and $400,000 in the event 2007 adjusted earnings before interest, income taxes, depreciation and amortization, or EBITDA, and 2008 EBITDA for OST International is $1.35 million and $1.45 million, respectively. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 EBITDA and 2008 EBITDA are less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties.

DB Professionals, Inc. In June 2006, we acquired 100% of the shares of DB Professionals, Inc., an outsourced IT support and consulting services provider. Under the terms of the share purchase agreement (as amended), we paid $8.5 million in cash at closing, $350,000 within 90 days of closing and agreed to pay additional cash consideration of $1.4 million in installments based upon excess cash available in DBPI’s bank account. We also agreed to pay additional cash consideration in the amount of $1.4 million in the event 2007 EBITDA for DB Professionals, Inc. is $2.5 million, subject to upward and downward adjustment, in the event 2007 EBITDA is less than or greater than the targeted EBITDA amount. The cash consideration due at December 31, 2007 and the additional consideration payment are subject to adjustment in the event of breaches of representations and warranties. In March 2007, we entered into an addendum to our stock purchase agreement pursuant to which, among other things, we accelerated the payment of the second cash installment payable to the sellers and provided for certain tax-related elections to be made by the sellers.

TimeHeart. In November 2006, CDC Mobile Media Corporation, a subsidiary of China.com, acquired 100% of the issued and outstanding share capital of TimeHeart Science Technology Limited, an MVAS provider in China and 100% of the equity in its related entity, Beijing TimeHeart Information Technology Limited, or Beijing TimeHeart. Under the terms of the share purchase agreement, as amended, at closing: (i) China.com paid approximately $1.6 million in cash; (ii) China.com issued 27,320,490 of its restricted shares to the Sellers, which may only be sold or transferred after 90 days upon the issuance of the corresponding share certificate; and (iii) 10% of the issued and outstanding share capital of CDC Mobile Media Corporation, was transferred to the Sellers. Furthermore, the maximum additional consideration payable, subject to the achievement of certain financial milestones through approximately April 30, 2008, is approximately $15.6 million, which may be comprised of a combination approximately $2 million, payable in no more than 39,464,850 China.com restricted shares. Portions of the consideration paid to sellers are subject to adjustment in the event of breaches of representations and warranties given by the sellers.

MVI Holdings Limited. In October 2006, we acquired 100% of the shares of MVI Holdings Limited, a provider of real-time performance management solutions for the food and beverage, pharmaceuticals and chemicals industries. Under the terms of the stock purchase agreement, we paid approximately $6 million at closing, subject to various adjustments. In addition, we agreed to pay up to a maximum of $12 million of additional consideration based upon the revenues of MVI between the first and twelfth months, thirteenth through twenty fourth months, and twenty fifth through thirty sixth months following the closing. Revenues must exceed $6 million during each twelve month period for any additional consideration to be payable for that period. Certain payments comprising the consideration paid or payable in connection with our acquisition of the shares of MVI are required to be made in the form of notes issued or to be issued to certain shareholders of MVI. The additional consideration payments are subject to adjustment in the event of breaches of representations and warranties, and various other adjustments.

3.75% Senior Exchangeable Convertible Notes Due 2011. In November 2006, we issued $168 million aggregate principal amount of 3.75% senior exchangeable convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

Exchange/Conversion of the Notes

Under the terms of the notes, the holders have the right to exchange such notes upon a qualified initial public offering of CDC Software or CDC Games into common shares of such entity. The exchange price for the common shares is equal to the lower of the following:

•	either $13.33 per share in the case of CDC Software and $8.33 per share in the case of CDC Games; or

•	a discount to the public offering price of our Class A common shares.

The discount will be 15% if the relevant offering occurs prior to November 13, 2007 and 20% in the event the relevant offering occurs on or after November 13, 2007, but prior to November 13, 2008. The exchange price is subject to anti-dilution adjustment (subject to certain limited exceptions) in the event either CDC Software or CDC Games issues or sells any common shares for a consideration per share less than the then current exchange price.

The aggregate number of common shares of CDC Software or CDC Games that we are required to deliver to holders in connection with exchanges of the notes is capped at a maximum of 33.33% of common shares of either CDC Software or CDC Games, as the case may be, outstanding as of the time of the exchange. In the event holders are not permitted to exchange the notes into common shares as a result of this limit, the holders will have the right to convert their notes into Class A common shares CDC Corporation at an initial conversion price of $8.42. Such conversion shall be at par value plus any accrued interest thereon.

The investors have the right to convert the notes at an initial conversion price of $10.37 any time following:

•	the second anniversary of the date the notes were issued if a qualified initial public offering of CDC Games or CDC Software has not occurred on or prior to such second anniversary;

•

if a qualified initial public offering of CDC Games or CDC Software has occurred, the first date on which any investor is unable to exchange a note for common shares of CDC Software or CDC Games because issuance of such shares would result in more than 33.33% of the common shares of either CDC Software or CDC Games, as the case may be, to be outstanding; and

•	the date on which a change of control occurs.

However, should the investor convert the notes because the issuance of shares would result in more than 33.33% of the common shares of either CDC Software or CDC Games to be outstanding, the initial conversion price shall be $8.42.

Redemption of the Notes by CDC Corporation

Upon the occurrence of certain events, we have the right to redeem the notes. We may call the notes at par value plus accrued interest if:

•

(i) after 12 months following a qualified initial public offering by either CDC Software or CDC Games, the price of the common shares issued in such offering exceeds 130% of the qualified initial public offering price for any 20 out of 30 consecutive trading days; or

•

(ii) after 12 months following the earliest to occur of (a) the second anniversary of the date the notes were issued if a qualified initial public offering of CDC Games or CDC Software has not occurred on or prior to such second anniversary, (b) if a qualified initial public offering of CDC Games or CDC Software has occurred, the first date on which any noteholder is unable to exchange a note for common shares of CDC Software or CDC Games because issuance of such shares would result in more than 33.33% of the common shares of either CDC Software or CDC Games, as the case may be, to be outstanding and (c) the date on which a change of control occurs, the price of our common shares exceeds 130% of the conversion price then in effect for any 20 out of 30 consecutive trading days.

The amount of notes that may be redeemed by us pursuant to the foregoing shall be limited to an amount equal to the prior 30 consecutive trading days’ cumulative dollar volume of CDC Corporation, CDC Software or CDC Games, as the case may be.

We may also redeem the notes at par value plus accrued interest plus a 5% premium if as a result of a change in tax law we are required to pay any additional amounts to an investor caused by the imposition of additional taxes imposed on us by a taxing authority and the investors do not waive our obligation to pay such amounts. For purposes of the foregoing, the interest rate shall automatically increase to 12.5% per annum and apply retroactively from the issue date to the applicable redemption date.

In the event the number of our common shares into which the notes have been converted plus the number of our common shares issuable upon conversion of the notes outstanding will require us to obtain shareholder approval for the issuance of such common shares pursuant to the remaining notes, and we do not call such a shareholder meeting or obtain such shareholder approval, then we may redeem the excess portion of the notes for which we are not permitted to issue our common shares upon a conversion of such notes. Upon the occurrence of these events, we may redeem the notes at par value plus accrued interest plus a 5% premium. For purposes of the foregoing, the interest rate shall automatically increase to 12.5% per annum and apply retroactively from the issue date to the applicable redemption date.

Redemption of the Notes by the Investors

The investors may demand redemption of the notes by us in the event that no qualified initial public offering by either CDC Software or CDC Games has occurred on the third anniversary following the issuance of the notes. The notes will be redeemed at par value plus all accrued and unpaid interest; provided, however, that the interest rate shall increase to 12.5% per annum and apply retroactively from the issue date to the applicable redemption date.

Negative Covenants

In connection with our issuance of the notes, we are subject to various negative covenants until the earlier of the date that less than 25% of the notes remain outstanding or in the event that a public offering by CDC Software or CDC Games has occurred, the three-year anniversary of the issue date. We agreed that we will not incur any debt other than permitted debt unless after giving effect to such debt:

•	the leverage ratio is less than 6.0 to 1 as reflected in our consolidated financial statements for the immediately preceding four fiscal quarters;

•	our aggregate debt does not exceed 50% of our total capitalization on a consolidated basis as reflected in our consolidated financial statements for the immediately preceding four fiscal quarters; or

•	our consolidated cash flow exceeds two times the sum of consolidated interest expense and capital expenditures during the immediately preceding four fiscal quarters.

We also may not create, assume or incur any mortgage, pledge lien, or other security interest except for certain permitted liens, which include existing liens, intracompany liens, liens over assets of CDC Software to secure a credit facility to CDC Software in an amount not exceeding $30 million, liens securing assets acquired or constructed after the closing to secure the cost of such acquisition or construction, provided such liens do not exceed 80% of the fair market value of the asset, or any lien resulting from renewing extending or replacing a lien.

Pursuant to the negative covenants we are also not permitted to pay dividends to our common shareholders (other than dividends of our common shares) or repurchase any shares of our capital stock or any of our subsidiaries, provided, however, that we may purchase voting equity in any non-wholly owned subsidiary or make purchases pursuant to a stock repurchase program.

Anti-Dilution Protections

If we, CDC Software or CDC Games undertakes an equity or equity-linked financing for a consideration per share less than the then current conversion price or exchange price, the conversion price or exchange price then in effect shall be reduced to the lower of either:

•

the weighted average dilution caused by such issuance as determined by the multiplying the conversion price or exchange price then in effect and a fraction determined by dividing the sum of the number of common shares of such entity outstanding immediately prior to the issuance (without giving effect to the conversion of any convertible securities) plus the number of common shares into which the common shares being issued would be convertible using the conversion price or exchange price in effect immediately prior to such financing by the sum of the number of common shares outstanding immediately prior to such issuance (without giving effect to the conversion of any convertible securities) plus the number of additional common shares of such entity issued, sold or deemed issued in such financing, or

•	130% of the price per share at which such common shares were issued in such dilutive issuance.

Right of First Refusal

If we, CDC Software or CDC Games intend to offer or sell any of its equity or equity equivalent securities prior to a qualified initial public offering, the investors have the right to participate pro rata in such financing in an amount equal to 35% of the aggregate principal amount of the notes purchased by all of the investors. If the aggregate dollar amount of the subsequent offering exceeds the amount purchasable by the investors or the investors, collectively, do not elect to purchase the entire amount of the subsequent offering which may be purchased by the investors, we may offer and sell the securities to which the investors were entitled to purchase, or the securities not purchasable by the investors, as the case may be, to a third party (which may include any investor), provided that such sale must occur within thirty (30) days of the closing date of the subsequent offering and on the same terms and conditions set forth in the notice to the investors advising them of such sale offer to sell.

Lock-up Period

The investors have agreed to a lock-up period of up to 180 days following an offering of CDC Software of CDC Games during which period the investors will refrain from selling any of the common shares of CDC Software or CDC Games.

Registration Rights Agreement

We, CDC Software and CDC Games have also entered into a registration rights agreement with respect to the common shares deliverable upon an exchange of the notes. Under the terms of the registration rights agreement, we, CDC Software and CDC Games have agreed to file a registration statement covering the resale of such common shares within 45 days after the consummation of an offering of CDC Software or CDC Games, and to use reasonable best efforts to have such registration statement become effective no later than the later of 60 days following the filing date or the date on which the lock-up period expires, whichever is later. We have also agreed to maintain the effectiveness of the registration statement until the later of such time as all of the common shares of CDC Software of CDC Games that may be delivered upon exchange may be re-sold pursuant to Rule 144(k) or May 13, 2012. In the event of any of the following:

•	the registration statement is not declared effective by the applicable deadlines;

•

after the registration statement has been declared effective, sales cannot be made by a holder under the registration statement (except for limited exceptions related to allowed delays or suspensions described below); or

•	an amendment to the registration statement required to be filed is not filed by the required date;

we, CDC Software and CDC Games have agreed to pay the holders an amount of cash equal to 0.5% of the aggregate principal amount of notes then held by such holder, and for each month thereafter in which the default exists, an amount of cash equal to 1%, subject to a cap for each individual default of 6%, of the aggregate principal amount of the notes outstanding.

We, CDC Software and CDC Games are permitted to suspend without penalty the availability of the registration statement as a result of delaying the disclosure of material, nonpublic information concerning us for a maximum of 20 consecutive days and no more than 60 days in any period of 365 days.

Internal Restructuring Agreement. In December 2006, we completed our plans for an internal restructuring of CDC Games under which CDC Games was moved from within China.com to become a direct business unit of CDC Corporation. A part of this restructuring, 17game was also transferred to CDC Games. The independent shareholders of China.com, present in person or by proxy at China.com's shareholders meeting, approved the restructuring. In connection with the restructuring, CDC Games entered into a stock purchase agreement whereby it acquired all issued and outstanding shares of its common stock from China.com for a purchase price of $110 million. Of such amount, $50 million was paid in cash at closing and $60 million was funded through CDC Games’ issuance of a note bearing interest at 5% per annum, due June 28, 2008. Additionally, CDC Games agreed to pay up to an additional $25 million, subject to adjustment, to China.com in the event it completes a successful listing of its shares on certain recognized stock exchanges before December 29, 2007 and its market capitalization on such exchange or exchanges is greater than $110 million during such time. In connection with the restructuring, a valuation was performed by an independent appraisal firm. The additional consideration payments are also subject to holdback in the event of breaches of representations and indemnified liabilities.

Vis.align, Inc. In December 2006, we acquired Vis.align, Inc., an enterprise solutions and IT services company, via merger Under the terms of the merger agreement, we paid approximately $6.5 million of cash at closing, subject to various adjustments. In addition, we agreed to pay up to a maximum of $5.7 million of additional consideration based upon 2007 and 2008 revenues. Revenues must exceed $20 million during each annual period for any additional consideration to be payable for that period. Any additional consideration may be paid 60% in the form of cash and 40% in the form of our unregistered Class A common shares. The additional consideration payments are also subject to holdback in the event of breaches of representations and warranties, and various other adjustments.

BBMF Senior Secured Loan Agreement. In January 2007, we entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which we provided a US$3.0 million loan to BBMF, for working capital purposes and to accelerate the business expansion of BBMF. All outstanding principals amounts outstanding together with interest accrued thereon, is due and payable by BBMF on the earliest of: (i) January 12, 2008; (ii) the occurrence of an event of default; or (iii) the date upon which a convertible loan agreement for an amount of not less than $20.0 million is executed between CDC Mobile Corporation and BBMF on the terms and conditions as set forth in the letter of intent between the parties. The note bears interest at the rate which is equal to the LIBOR for a 12 month loan, plus 3%. Upon the occurrence of an event of default, the note bears interest at a rate of 15% per annum during the continuance of the event of default, compounded annually. The note is secured by a charge over the assets of BBMF and personal guarantees of the CEO and President of BBMF. BBMF is owned 32.5% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of CDC Corporation. In addition, Mr. Antony Ip serves as the president and a director of BBMF. Antony Ip is the son of Peter Yip. In addition, Mr. Ip serves as a director of CDC Games Corporation, a 100% owned subsidiary of CDC Corporation.

Respond Group Ltd. In February 2007, we acquired 100% of the shares of Respond Group Limited, a provider of enterprise class complaints, feedback and customer service solutions. Under the terms of the share purchase agreement, we paid approximately $15 million of cash at closing, subject to various adjustments. In addition, we agreed to pay up to a maximum of $14 million of additional consideration based upon 2007, 2008 and 2009 revenues. Revenues must exceed $12 million during each annual period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional compensation payments are subject to holdback in the event of breaches of representations and warranties, and various other adjustments.

Saratoga Systems Inc. In April 2007, we entered into an agreement to acquire through a merger Saratoga Systems Inc., a provider of enterprise CRM and wireless CRM applications. Under the terms of the agreement, we agreed to pay not more than $35 million in cash in connection with the merger, with $30 million paid at closing and $5 million placed into escrow for an 18 month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments.

Vectra. In May 2007, our subsidiary, Praxa Limited, completed the acquisition of a majority interest in Vectra Corporation, a provider of information security consulting services, managed services and enterprise security solutions. Under the terms of a share purchase agreement, we paid approximately $144,000 in cash at closing for such majority interest in Vectra.

Indemnification Agreements with Directors and Officers

We have entered into indemnification agreements with some of our directors, officers and employees that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors, officers or employees, and to advance their expenses (including legal expenses) incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

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

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in English law. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under the Delaware General Corporations Law, or DGCL. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court which have not been withdrawn. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control our company are perpetrating a “fraud on the minority.”

Corporate Governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to the separate requirement for audit committee approval under the applicable rules of the Nasdaq Global Market or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement that he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Inspection of Corporate Records. Shareholders of a Cayman Islands company have no general right under the Companies Law to inspect or obtain copies of a list of shareholders or other corporate records of the company. In comparison, under Delaware law, shareholders have the right to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and any subsidiaries to the extent the books and records of such subsidiaries are available to the corporation.

Calling of Special Shareholders Meetings. The Companies Law does not provide shareholders with any right to requisition a general meeting and does not have provisions governing the proceedings of shareholders meetings. In comparison, under Delaware law a special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Bringing Business Before a Meeting. The Companies Law does not provide shareholders with any right to bring business before a meeting or requisition a general meeting. In comparison, under Delaware law a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents.

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

The following is a summary of the material Cayman Islands and United States Federal income tax consequences of an investment in the Class A common shares based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A common shares, such as the tax consequences under state, local and other tax laws. You are urged to consult a tax advisor regarding the tax treatment of our common shares.

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

United States Federal Income Taxation

The following summary sets forth certain material United States Federal income tax consequences of the purchase, ownership and disposition of the Class A common shares as a capital asset. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date of this Annual Report, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of U.S. Federal income tax which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt entities, U.S. holders, as defined below, liable for alternative minimum tax, persons holding Class A common shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction for U.S. tax purposes, persons that enter into a constructive sale transaction with respect to Class A common shares, persons holding 10% or more of our voting shares or U.S. holders whose functional currency as defined in Section 985 of the Code is not the U.S. dollar. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of Class A common shares who purchase Class A common shares as capital assets, or property held for investment within the meaning of Section 1221 of the Code.

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

Passive Foreign Investment Company Status

In General. We do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2006, based upon our analysis of: (1) our assets held at the end of each quarter of our taxable year ending December 31, 2006, and (2) our income for our taxable year ended December 31, 2006. However, the PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules. There can be no assurance that the IRS will not successfully contend, or that a court would not otherwise conclude, that we are a PFIC. Accordingly, prospective investors are strongly urged to consult with their tax advisor as to the effects of the PFIC rules.

Further, the PFIC determination is made annually, and therefore may be subject to change in future years. Thus, we can provide no assurance that we will not be classified as a PFIC in 2007 and beyond. However, we will take steps to reduce the possibility of being a PFIC for 2007 and beyond. The determination of whether we would become a PFIC in a future tax year would be principally based upon:

•	the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our Treasury portfolio, which is subject to change; and

•	the amount and nature of our income over the course of the year.

We have limited control over these variables. To the extent we do have control over these variables, we may take steps to reduce the possibility of being a PFIC.

In general, we will be a PFIC with respect to a U.S. holder for any taxable year during the U.S. holding period in which:

•	at least 75% of our gross income for such taxable year is passive income; or

•	at least 50% of our gross assets, measured by value on a quarterly average basis, produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, rents, royalties, other than certain rents and royalties derived in the active conduct of a trade or business, annuities, gains from assets that produce passive income, net income from notional principal contracts and certain payments with respect to securities loans. In addition, if we own, directly or indirectly, at least 25% by value of the stock of another foreign corporation, we will be treated as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation’s income.

Notwithstanding the general PFIC income and asset tests stated above, if we are a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not make a valid mark-to-market or qualified electing fund (“QEF”) election with respect to such year, we will continue to be treated as a PFIC with respect to such a U.S. holder in subsequent years even if we do not qualify as a PFIC in such years under the income or asset tests (the “once a PFIC, always a PFIC” rule). However, it may be possible for any such U.S. holder to remove the PFIC “taint” on the U.S. holder’s Class A common shares by making one or more “purging” elections provided for in the Internal Revenue Code and the regulations thereunder.

If we are a PFIC in any year, you will be required to make an annual return on Internal Revenue Service (“IRS”) Form 8621 regarding distributions received with respect to the Class A common shares and any gain realized on the disposition of the Class A common shares, as well as income inclusions in connection with a mark-to-market election or QEF election (if applicable) with respect to such shares.

If we are a PFIC in any year, upon the death of any U.S. holder of Class A common shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their Class A common shares that might otherwise be available under U.S. federal income tax laws.

Certain subsidiaries of CDC Corporation may qualify as PFICs. Under certain circumstances, a U.S. holder of Class A common shares may be treated as owning stock in such lower-tier PFICs, in which case the U.S. holder would need to separately take into account its indirect investment in such entity under the PFIC rules, including the filing requirements noted above. See “Indirect Interests in PFICs” below for a discussion of the application of PFIC rules in such circumstances.

Excess Distribution Regime. If we are a PFIC for any taxable year in a U.S. holder’s holding period and that U.S. holder does not have a valid mark-to-market or QEF election in place for such year (see “Mark-to-Market Election” and “Qualified Electing Fund Election” sections below), that U.S. holder is subject to special rules applicable to “excess distributions” for that taxable year (the “excess distribution regime”). In addition, that U.S. holder will be subject to excess distribution rules for all subsequent years in the U.S. holder’s holding period, regardless of whether the company continues to qualify as a PFIC (under the “once a PFIC, always a PFIC” rule), unless the U.S. holder makes a QEF election (in connection with a “purging” election noted above), or a mark-to-market election, with respect to the U.S. holder’s Class A common shares. In general, the excess distribution rules apply to:

•

any “excess distribution” by us to the U.S. holder, which means any distributions, possibly including any return of capital distributions, received by the U.S. holder on the Class A common shares in a taxable year, to the extent such distribution is greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years, or the U.S. holder’s holding period for the Class A common shares, if shorter; and

•	any gain realized on the sale or other disposition, including a pledge, of Class A common shares.

In general, under these special tax rules:

•	the excess distribution or gain is allocated ratably over the U.S. holder’s holding period for the Class A common shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC is treated as ordinary income;

•	the amount allocated to each of the other years (i.e., years in which we were a PFIC) would be taxed as ordinary income at the highest tax rate in effect for that year; and

•	the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which we were a PFIC.

Mark-to-Market Election. As an alternative to the excess distribution regime, a U.S. holder may elect to mark-to-market our Class A common shares that constitute “marketable stock” under the regulations. If the election is made, the U.S. holder would be required to include as ordinary income the amount of any increase in the market value of the Class A common shares since the close of the preceding taxable year, or the beginning of the U.S. holder’s holding period, if such holding period began during the taxable year. Likewise, the U.S. holder would be allowed an ordinary deduction for the amount of any decrease in the market value of the Class A common shares since the close of the preceding taxable year, subject to certain limitations. In general, the U.S. holder can deduct only the lesser of: (1) the amount by which the stock’s adjusted basis exceeds its fair market value on the last day of the U.S. holder’s taxable year, or (2) the excess of the mark-to-market gain included in prior taxable years over the amount allowed as a deduction in prior taxable years (the “unreversed inclusions”). The U.S. holder’s basis in our Class A common shares is increased by the amount of any ordinary income, and reduced by the amount of any deduction, arising under the mark-to-market election. In the case of a sale or other disposition of Class A common shares as to which a mark-to-market election is in effect, any gain realized on the sale or other disposition is treated as ordinary income. Any loss realized on the sale or other disposition is treated as an ordinary deduction, up to the amount of the unreversed inclusions attributable to such stock. To the extent the loss exceeds the unreversed inclusions, it will be subject to the rules generally applicable to losses provided elsewhere in the Internal Revenue Code and the regulations thereunder. We expect that the Class A common shares to be marketable within the meaning of the Treasury Regulations. See “Indirect Interests in PFICs” below for information regarding the availability of mark-to-market elections with respect to indirect interests in PFICs.

Qualified Electing Fund Election. As a second alternative to the excess distribution regime, a U.S. holder can make a QEF election to include currently in income that U.S. holder’s pro rata share of a PFIC’s earnings and net capital gains each year, regardless of whether or not dividend distributions are actually distributed. This means a U.S. holder could have a tax liability for the earnings or gain without a corresponding receipt of cash (however, an election is available to defer income recognition in certain circumstances). In general, the U.S. holder’s basis in the Class A common shares is increased to reflect the amount of the taxed but undistributed income, and distributions of previously taxed income are not taxed but result in a corresponding reduction of the U.S. holder’s basis in the Class A common shares. Losses do not flow up to a U.S. holder of Class A common shares for which a QEF election has been made.

Each U.S. holder who desires QEF treatment must separately make a QEF election. In general, the first U.S. person in a chain of ownership may make the QEF election. For example, a U.S. partnership makes the QEF election on behalf of its U.S. partners. To avoid the excess distribution rules, the election must be made beginning with the first year in the U.S. holder’s holding period in which the company qualifies as a PFIC (see the discussion of the “once a PFIC, always a PFIC” rule above). To make a QEF election you will need to have an annual information statement from the PFIC setting forth the earnings and capital gains for the year. We will make our 2006 PFIC annual information statement and other PFIC-related information available upon request. Any such information provided upon request does not constitute a part of this Annual Report.

In general, a U.S. holder must make a QEF election on or before the due date for filing its income tax return, including extensions (but not on an amended return), for the year to which the QEF election will apply. However, U.S. holders are permitted to make retroactive elections in certain circumstances. Investors should consult their tax advisors as to the circumstances under which a QEF election can be made and the consequences of making a QEF election. See “Indirect Interests in PFICs” below for information regarding the availability of QEF elections with respect to indirect interests in PFICs.

Indirect Interests in PFICs. In certain circumstances, a U.S. holder of Class A common stock may be subject to the PFIC rules with respect to subsidiaries of CDC Corporation, or other foreign corporations in which CDC Corporation directly or indirectly invests, that separately qualify as PFICs. In this regard, the PFIC rules generally treat a shareholder of a first-tier foreign corporation as if it owned stock of lower-tier corporations directly or indirectly owned by such first-tier foreign corporation if certain ownership tests are met. If the first-tier foreign corporation does not qualify as a PFIC, a shareholder of such corporation is treated as owning stock of lower-tier subsidiaries of such corporation only if such shareholder owns at least 50% of the value of the first-tier corporation’s stock. However, if the first-tier foreign corporation qualifies as a PFIC, a shareholder of such corporation is treated as owning stock of any subsidiary directly owned by such first-tier foreign corporation in proportion to the value of such shareholder’s interest in such first-tier foreign corporation. The ownership attribution rules are applied successively through tiers of ownership, including through pass-through entities such as partnerships. Thus, for example, a shareholder of the first-tier foreign corporation could be treated as owning stock in a third-tier foreign corporation, depending upon the respective ownership percentages in the chain of ownership.

The rules applicable to such indirect investments in foreign entities are complex. In general, the excess distribution rules may treat an indirect shareholder of PFIC stock as (1) recognizing income with respect to distributions on such PFIC stock to the actual owner of such stock, and (2) as recognizing gain with respect to the disposition of such PFIC stock by the actual owner of such stock, or the disposition of the interest in the actual owner (or any other intermediate entity) through which the indirect shareholder is treated as owning stock in the PFIC.

In addition, mark to market elections generally are not available with respect to interests in lower-tier PFICs that are owned indirectly through one or more foreign corporations. However, QEF elections generally are permitted for interests in lower tier PFICs. U.S. holders that are treated as owning lower-tier PFICs are required to make a separate QEF election for each such PFIC if they want to treat it as a QEF. As discussed above, making a QEF election requires that the PFIC supply certain information to the shareholder. There can be no assurance that any such lower-tier PFIC would provide U.S. holders the necessary information to make the QEF election. U.S. holders are urged to consult their tax advisers regarding the consequences of the indirect acquisition, ownership and disposition of interests in PFICs.

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

We have made our 2004 and 2005 PFIC annual information statement and other PFIC-related information available under a link entitled “Tax Information” under the “Investor Relations” section on our corporate website which you may access at http://www.cdccorporation.net/investor_relations/tax.shtml. Information contained on our website does not constitute a part of this Annual Report.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. As such, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file an Annual Report on Form 20-F no later than six months after the end of our fiscal year, which is December 31. Copies of the this Annual Report on Form 20-F and its accompanying exhibits, as well as reports and other information, when filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may access the Securities and Exchange Commission’s Web site at http://www.sec.gov. Our Class A common shares are listed for trading on NASDAQ under the symbol “CHINA”. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We furnish our shareholders with annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP.

I.	Subsidiary Information

For a listing of our material subsidiaries, see Item 4.C – “Information on the Company – Organizational Structure.”

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

Market risk is the risk related to adverse changes in market prices of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business. In addition, we are exposed to investment risks due to our substantial investment holdings of available-for-sale debt securities. Our market risk exposure categories at December 31, 2006 are different from the categories at December 31, 2005 primarily due to our investment in the preference shares of collateralized debt obligations, (CDO’s). Our quantitative exposures within those categories at December 31, 2006 are also materially different from the exposures at December 31, 2005. While certain risks have increased due to the above referenced investments, other risks (namely, interest rate and credit risk) have decreased due to lower balances of securities in 2006. The amount of the carrying value on our “available for sale” investments is the same as the fair value because we have marked our investments to market at the end of the period (through Accumulated Other Comprehensive Income when gains/losses are deemed to be temporary and through the Income Statement when losses are deemed to be other than temporary). Investments that are held to maturity are stated at their original cost and gains/losses are not recognized in the Income Statement until they are realized.

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

As of December 31, 2005 and 2006, we had invested $148.2 million and $153.4 million, respectively, in fixed and variable rate debt securities which are denominated in US dollars. At December 31, 2005, our debt securities balances included $32.3 million of restricted debt securities set aside as collateral pursuant to $26.2 million in drawdowns under our credit and repurchase facilities. At December 31, 2006, our debt securities balances included $30.5 million of restricted debt securities set aside as collateral pursuant to $18.7 million in drawdowns under our credit and repurchase facilities.

The following table sets forth information as of December 31, 2006 about our debt security investments that are sensitive to changes in interest rates:

	Expected Maturity Dates
	2007	2008	2009	2010	Total
	(in thousands of U.S. dollars, except percentages)
Debt securities:
Unsecured	$10,869	$73,037	—	—	$83,906
Fixed Rate	2.625%-3.2%	3.03%-4.125%	—	—	—
Secured	30,504	—	—	—	30,504
Fixed rate	2.58%-3.2%	—	—	—	—

Total	$41,373	$73,037	—	—	$114,410

Foreign Exchange Risk. Most of our monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, Hong Kong dollars, RMB, and U.S. dollars. We do not use derivatives to hedge against foreign currency fluctuations. As exchange rates in these currencies vary, our revenues and operating results, when translated, may be adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the year ended December 31, 2006 was not material. All of our debt securities are US-dollar denominated and therefore not subject to foreign currency risk. However, as long as we continue to rely on US-dollar denominated interest income for a significant portion of our cash flows and use this to support our operations, any material depreciation of the U.S. dollar against currencies of the countries where we have operations might have a negative effect on our cash flows.

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

While all of our current investments in debt securities are believed to be investment grade, there can be no assurance that the issuers of those securities will not default on their obligations or their ratings will remain investment grade. A debt security may remain an investment grade instrument, but events such as those listed above could cause the value of that debt security to decline. In such an instance, we would suffer either an actual loss if we sell the debt security, a mark to market loss in the statement of operations if the decline in fair market value is deemed to be other-than-temporary, or a loss in accumulated other comprehensive loss if the decline is not other-than-temporary. For the year ended December 31, 2006, we recorded approximately $1.9 million in accumulated other comprehensive loss in the shareholder’s equity account in our consolidated balance sheet as a result of declines in value.

We are exposed to the risk of default by the issuers of our debt securities. We can quantify the risk by dividing our debt securities portfolio into the four primary risk categories based on the Standard and Poor’s credit ratings of the debt issuers as of December 31, 2006. Even if an issuer did not default, but the market perceives an increased likelihood of a default, we may suffer a principal loss if we sell a debt security of such issuer under unfavorable market circumstances. The table below sets forth the value of our debt securities as of December 31, 2005 and 2006 as categorized based on ratings assigned to our debt securities by each of Standard & Poor’s and Moody’s Investors Service.

Rating (Standard & Poor’s)	AAA	AA	A	BBB	Total
Rating (Moody’s Investors Service)	Aaa	Aa2	A2	Baa2
	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2005
Moody’s Investors Service	143.2	5	—	—	148.2
Standard & Poor’s	143.2	5	—	—	148.2

Rating (Standard & Poor’s)	AAA	AA	A	BBB	Total
Rating (Moody’s Investors Service)	Aaa	Aa2	A2	Baa2
	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2006
Moody’s Investors Service	114.4	—	—	39.0	153.4
Standard & Poor’s	114.4	—	—	39.0	153.4

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

Illiquidity and Market Value Volatility Risk (CDO Specific). The preference shares of a CDO investment should be viewed as a longer term investment, not a trading vehicle. There can be no assurance of a liquid secondary market for our CDO investments. Our investment in preference shares could be particularly exposed to both liquidity and market value volatility risk if a CDO is required to liquidate assets (such as in connection with an optional redemption, auction call redemption, mandatory redemption or a liquidation of the portfolio following an event of default) and is forced to accept sales prices less than those paid for the assets or less than what the collateral manager may consider to be their fair value. The collateral consists primarily of securities not registered under the Securities Act of 1933 and should be considered illiquid. As a result, should a default or event of default occur under the CDO Indenture which would permit or require liquidation of the collateral, there is no assurance that a ready market will exist for the collateral and the proceeds of such sale may not be sufficient to repay the preference shares in full.

Prepayment Risk (CDO Specific). The amount and frequency of payments of amounts due to the holders of preference shares in a CDO investment will depend on, among other things, the level of LIBOR, treasury yields and spreads, returns with respect to eligible investments, the extent to which portfolio collateral becomes defaulted portfolio collateral and scheduled payments of principal or retirement prior to the stated maturity of the underlying collateral through mandatory or optional redemption, sale, maturity or other liquidation or disposition. In addition, the redemption (upon a mandatory redemption) or other payment of principal of the underlying collateral, which will depend in part on the foregoing factors, will result in reduced leverage and may affect the yield to holders of the preference shares.

Default and Yield Risk (CDO Specific). Preference shares in a CDO investment typically bear the risk of loss or other shortfalls prior to any classes of securities which are senior to them, and as a consequence are extremely sensitive to the delinquency and loss performance of the underlying assets. Any such losses and other shortfalls with respect to the collateral will be borne first by the holders of the preference shares and then by the holders of the most junior class of notes then outstanding. Further, the rate at which principal payments will be received on the securities will be dependent on the rate of principal payments (including prepayments) on the underlying assets and may fluctuate significantly over time. Such fluctuations will affect the yield to the issuer, as holder of such securities. The entities housing the CDO investments are VIEs, however, as our ownership in each does not constitute a primary beneficiary interest, we have not consolidated either entity.

Risks Related to the Collateralized Line of Credits. We have a collateralized credit facility in place with Standard Chartered Bank. As of December 31, 2006, we have a zero balance outstanding on this line of credit. This credit facility creates the following three primary risks for us:

•

The risk associated with increased leverage, which includes our ability to pay back the borrowed funds in a timely manner and without which we may need to liquidate a portion of our debt security portfolio at a time where we may need to incur losses on the sale of sufficient debt instruments to repay the borrowing.

•

By setting aside debt securities as collateralized credit facility under our repurchase facilities, we incur the risk that if the credit facilities themselves were to undergo an insolvency event, we could lose all or part of our debt securities set aside at such time with the bank. Currently, Standard Chartered Bank Aa3 by Moody’s Investors Service, and Standard Chartered Bank’s credit rating is A by Standard & Poor’s and A2 by Moody’s Investors Service.

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

Equity Price Risk

As of December 31, 2006, we had $3.5 million invested in shares of publicly listed companies. The table below presents the carrying amounts and fair values of our investment in shares of publicly listed companies, which are held for non-trading purposes. The amount of the carrying value is the same as the fair value because we have marked to market the carrying amount of our investments as at the end of the period.

	December 31, 2005		December 31, 2006
	Carrying amount	Fair value	Carrying amount	Fair value
Available-for-sale equity securities (in millions)	$0.7	$0.7	$3.5	$3.5

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In November 2006, we issued $168 million aggregate principal amount of 3.75% senior exchangeable convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

In connection with our issuance of the notes, we are subject to various negative covenants until the earlier of the date that less than 25% of the notes remain outstanding or in the event that a public offering by CDC Software or CDC Games has occurred, the three-year anniversary of the issue date. We agreed that we will not incur any debt other than permitted debt unless after giving effect to such debt:

•	the leverage ratio is less than 6.0 to 1 as reflected in our consolidated financial statements for the immediately preceding four fiscal quarters;

•	our aggregate debt does not exceed 50% of our total capitalization on a consolidated basis as reflected in our consolidated financial statements for the immediately preceding four fiscal quarters; or

•	our consolidated cash flow exceeds two times the sum of consolidated interest expense and capital expenditures during the immediately preceding four fiscal quarters.

We also may not create, assume or incur any mortgage, pledge lien, or other security interest except for certain permitted liens, which include existing liens, intracompany liens, liens over assets of CDC Software to secure a credit facility to CDC Software in an amount not exceeding $30 million, liens securing assets acquired or constructed after the closing to secure the cost of such acquisition or construction, provided such liens do not exceed 80% of the fair market value of the asset, or any lien resulting from renewing extending or replacing a lien.

Pursuant to the negative covenants we are also not permitted to pay dividends to our common shareholders (other than dividends of our common shares) or repurchase any shares of our capital stock or any of our subsidiaries, provided, however, that we may purchase voting equity in any non-wholly owned subsidiary or make purchases pursuant to a stock repurchase program.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures to provide reasonable assurance that all relevant information is recorded, processed, summarized and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

After evaluating the effectiveness of the Company's disclosure controls and procedures, the CEO and CFO have concluded that, as at December 31, 2006, the Company's disclosure controls and procedures were not fully effective due to a material weakness in the Company's internal control over financial reporting described below under “Internal Controls over Financial Reporting”. The material weakness was originally noted in conjunction with the restatement of the 2005 financial statements as documented in Form 20-F/A to the 2005 Annual Report. As explained below under “Remediation Plans for Material Weaknesses”, remediation efforts were still underway as of December 31, 2006.

Internal Controls over Financial Reporting

The CEO and CFO have completed the evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, pursuant to the requirements under the U.S. Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)). In making its assessment of the effectiveness of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has concluded that, as of December 31, 2006, material weaknesses existed in the Company's internal control over financial reporting. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The Company has identified material weaknesses relating to insufficient resources with the appropriate level of expertise in the accounting and finance organizations to ensure appropriate application of GAAP, (Generally Accepted Accounting Principals), particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of the Company’s non-routine transactions.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, excluded the companies acquired after January 1, 2006. The total assets of these acquisitions represented 11% of consolidated total assets and 18% of consolidated total revenues of the Company as of and for the year ended December 31, 2006. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the US Securities and Exchange Commission.

Remediation Plans for Material Weaknesses

Since 2006, the Company has implemented, or plans to implement, certain measures to remediate the identified material weaknesses and to enhance the Company’s internal control over its financial reporting processes. As of the date of the filing, the Company has implemented, or is in the process of implementing, the following measures:

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

The Company believes that these remediation actions represent ongoing improvement measures. While the Company has taken steps to remediate its material weaknesses, the Company believes that, as of December 31, 2006, these steps were not yet implemented to the extent required to fully remediate those material weaknesses and additional measures will be required. The effectiveness of these additional remediation efforts will not be known until the Company performs a test of these additional controls in connection with management’s tests of internal controls over financial reporting that the Company will undertake as of December 31, 2007.

As of December 31, 2006, the company was considered an “accelerated foreign filer” as defined in the rules promulgated by the U.S. Securities and Exchange Commission. Accordingly, this annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Controls

During the year ended December 31, 2006, other than the remedial actions discussed above which have been implemented or are in the process of being implemented since such date, there have not been any significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

June 30, 2007

ITEM 16.	[RESERVED]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Thomas M. Britt, III is an audit committee financial expert. Mr. Britt is an independent audit committee member, as such term is defined in the listing standards applicable to us. See Item 6.A – “Directors, Senior Management and Employees – Directors and Senior Management”.

ITEM 16B.	Code of Ethics

We have adopted a Code of Ethics and Guidelines for Employee Conduct, or Code of Conduct, that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all our directors, other officers and employees. We undertake to provide to any person, without charge, upon request, a copy of such Code of Conduct. Such a request may be sent to the address on the cover of this Form 20-F to the attention of Investor Relations.

ITEM 16C.	Principal Accountant Fees and Services

Deloitte & Touche LLP served as our independent registered public accounting firm for the fiscal year ended December 31, 2006 and Ernst & Young served as our independent public accountant for each of the fiscal years ended December 31, 2004 and 2005, for which audited financial statements appear in this Annual Report on Form 20-F. Our auditor is elected annually by our shareholders at the Annual General Meeting.

(a) Audit Fees. Aggregate audit fees billed were $1,542,000 in fiscal 2005 and $1,985,000 in fiscal 2006. Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries.

(b) Audit-Related Fees. Aggregate audit-related fees billed were $194,000 in fiscal 2005 and $4,609,212 in fiscal 2006. Audit-related fees consist of fees billed for attestation services that are not required by statue or regulation, fees related to audits and registration statements of subsidiaries in connection with the subsidiary securities filings and consultation concerning financial accounting or that are traditionally performed by the external auditor.

(c) Tax Fees. Aggregate tax fees billed were $204,000 in fiscal 2005 and $15,000 in fiscal 2006. Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(d) All Other Fees. The aggregate of all other fees was nil in fiscal 2005 and 2006,.

(e)

(1) Audit Committee Pre-approval Policies and Procedures

The audit committee of our board of directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of applicable securities and corporate laws. The audit committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent public accounting firm, or the Policy. Under the Policy, proposed services are approved either (i) by general approval, which provides pre-approval by the audit committee without consideration of specific case-by-case services; or (ii) specific pre-approval, which provides the specific pre-approval of the audit committee. The audit committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the audit committee; these services are subject to annual review by the audit committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the audit committee.

(2) Percentage of Services Approved by the Audit Committee

During fiscal 2006, all of the fees for services provided to us by Deloitte & Touche LLP described in each of paragraphs (b) through (d) above were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of rule 2-01 of Regulation S-X. Fees were approved either by general or specific approval, as described in paragraph (e)(1) above.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)(2)		(b) Average Price Paid Per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1)
January 1, 2006 to January 31, 2006	10,000		$3.48	10,000	$39,965,200
February 1, 2006 to February 28, 2006	0		—	—	—
March 1, 2006 to March 31, 2006	0		—	—	—
April 1, 2006 to April 30, 2006	0		—	—	—
May 1, 2006 to May 31, 2006	1,338,593		$4.48	1,338,593	$34,003,136
June 1, 2006 to June 30, 2006	2,242,425		$4.30	2,242,425	$24,355,996
July 1, 2006 to July 31, 2006	929,640		$4.19	929,640	$20,463,930
August 1, 2006 to August 31, 2006	630,466		$4.95	630,466	$17,341,698
September 1, 2006 to September 30, 2006	910,000		$5.53	910,000	$12,312,141
October 1, 2006 to October 31, 2006	37,500		$5.49	37,500	$12,106,251
November 1, 2006 to November 30, 2006	0		—	—	$12,106,251
December 1, 2006 to December 31, 2006	0		—	—	$12,106,251

TOTAL	6,098,624	(2)	—	6,098,624	—

(1)	Unless otherwise specified, all information contained in this Annual Report, including share and per share data, reflects the two-for-one share splits approved by our shareholders as of each of December 6, 1999 and April 28, 2000, respectively, and effective as of the close of trading on the Nasdaq Global Market (“NASDAQ”) on December 13, 1999 and May 8, 2000, respectively.
(2)

Such purchases of our Class A common shares by us during our fiscal year ended December 31, 2006 were made pursuant to plans or programs approved by our board of directors. On November 10, 2005, our board of directors approved a share repurchase program for up to $20.0 million of our shares and we announced such program on that date. In May 2006, our board of directors approved, and we announced on May 2, 2006, the extension of our existing repurchase program until the earlier of April 30, 2007 or the completion of all repurchases thereunder. Furthermore, on July 26, 2006, we announced that our existing share repurchase program was nearing completion and that our board of directors had approved a repurchase program for an addition $20.0 million of our shares, which expires in July 2007. We have also entered into a 10b5-1 trading plan to facilitate the repurchase of our common shares during trading blackout periods through pre-arrangements with a broker based upon specified guidelines and parameters set forth in the trading plan.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2006 on pages F-1 to F-[INSERT] of this Annual Report.

Additionally, the audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006 are attached as an exhibit to this Annual Report.

ITEM 19.	EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. ^

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software Corporation 2007 Stock Incentive Plan. ^

2(a).6	CDC Games Corporation 2007 Stock Incentive Plan. ^

2.(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. ^

2.(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. ^

2.(b).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. ^

2.(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. ^

4.(a).1	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. ****

4.(a).2	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. ****

4(a).3	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. ^

4(a).4	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. ^

4(a).5	Share Purchase Agreement dated as of July 25, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. ^

4(a).6	Amendment to Share Purchase Agreement dated as of October 5, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. ^

4(a).7	Amendment to Share Purchase Agreement dated as of November 9, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. ^

4(a).8	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. ^

4(a).9	Guaranty Agreement dated as of October 6, 2006 by CDC Corporation. ^

4(a).10	Stock Purchase Agreement by and between CDC Games Corporation and China.com Corp., Limited, dated as of November 11, 2006. ^

4(a).11	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. ^

4(a).12	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. ^

4(a).13	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. ^

4(a).14	Merger Agreement dated as of April 16, 2007 by and among CDC Software Inc., a Delaware corporation, CDC Merger Sub, Inc., a California corporation, Saratoga Systems Inc., a California corporation, Mark R. Elconin and Alvin W. Smith. ^

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Termination and Release Agreement by and between CD Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).4	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. Y

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. ^

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte & Touche LLP. ^

15(a).2	Consent of Ernst & Young. ^

15(a).3	Consent of PricewaterhouseCoopers LLP. ^

15(a).4	Consent of Deloitte Touche Tohmatsu. ^

15(a).5	Audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006. ^

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
Y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
^	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 2nd day of July, 2007.

CDC CORPORATION
(Registrant)

By:	/s/ Peter Yip
Peter Yip
Chief Executive Officer

INDEX TO EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. ^

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software Corporation 2007 Stock Incentive Plan. ^

2(a).6	CDC Games Corporation 2007 Stock Incentive Plan. ^

2.(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. ^

2.(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. ^

2.(b).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. ^

2.(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. ^

4.(a).1	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. ****

4.(a).2	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. ****

4(a).3	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. ^

4(a).4	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. ^

4(a).5	Share Purchase Agreement dated as of July 25, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. ^

4(a).6	Amendment to Share Purchase Agreement dated as of October 5, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. ^

4(a).7	Amendment to Share Purchase Agreement dated as of November 9, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. ^

4(a).8	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. ^

4(a).9	Guaranty Agreement dated as of October 6, 2006 by CDC Corporation. ^

4(a).10	Stock Purchase Agreement by and between CDC Games Corporation and China.com Corp., Limited, dated as of November 11, 2006. ^

4(a).11	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. ^

4(a).12	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. ^

4(a).13	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. ^

4(a).14	Merger Agreement dated as of April 16, 2007 by and among CDC Software Inc., a Delaware corporation, CDC Merger Sub, Inc., a California corporation, Saratoga Systems Inc., a California corporation, Mark R. Elconin and Alvin W. Smith. ^

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Termination and Release Agreement by and between CD Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).4	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. Y

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. ^

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte & Touche LLP. ^

15(a).2	Consent of Ernst & Young. ^

15(a).3	Consent of PricewaterhouseCoopers LLP. ^

15(a).4	Consent of Deloitte Touche Tohmatsu. ^

15(a).5	Audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006. ^

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
Y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
^	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

CDC Corporation

We have audited the accompanying consolidated balance sheets of CDC Corporation and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CDC Corporation and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 23, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share Based Payment,” effective January 1, 2006.

Atlanta, Georgia

June 30, 2007

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

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
June 16, 2006

CDC Corporation

CONSOLIDATED BALANCE SHEETS

(in thousands U.S. dollars, except share and per share data)

		December 31,
	Notes	2005	2006
ASSETS
Current assets:
Cash and cash equivalents		$93,719	$223,548
Restricted cash	4	1,886	1,996
Accounts receivable (net of allowance of $4,112 and $5,373 in 2005 and 2006, respectively)	5	47,489	64,437
Note receivable	7	—	25,000
Deposits, prepayments and other receivables		8,536	18,525
Available-for-sale securities	6	23,777	14,401
Restricted held-to-maturity securities	6	—	30,504
Restricted available-for-sale securities	6	11,838	—
Deferred tax assets	17	1,474	5,061

Total current assets		188,719	383,472

Note receivable	7	25,000	—
Interest receivable		1,628	—
Property and equipment, net	8	6,226	9,540
Goodwill	9	200,663	205,050
Intangible assets	10	73,574	104,069
Investments in equity investees		5,999	—
Investments under cost method		220	217
Available-for-sale securities	6	92,763	112,045
Restricted available-for-sale securities	6	20,432	—
Deferred tax assets	17	12,833	34,689
Other assets		4,975	8,351

Total assets		$633,032	$857,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$12,520	$24,163
Other payables		3,089	2,740
Purchase consideration payables		1,229	5,626
Accrued liabilities		24,369	36,787
Restructuring accruals, current portion	25	3,183	2,411
Accrued pension liability, current portion	24	1,673	—
Short-term bank loans		26,249	18,991
Deferred revenue		37,178	46,033
Income tax payable		2,579	4,202
Deferred tax liabilities		1,203	1,641

Total current liabilities		113,272	142,594

Deferred tax liabilities	17	16,451	16,041
Convertible notes	12	—	161,859
Embedded derivatives related to convertible notes	12	—	5,786
Restructuring accruals, net of current portion	25	4,171	3,599
Other liabilities		439	419

Total liabilities		134,333	330,298

Minority interests		52,201	72,512

Contingencies and commitments	27

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued		—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 111,364,999 and 114,092,737 shares issued as of December 31, 2005 and 2006, respectively; 109,762,262 and 106,401,376 shares outstanding as of December 31, 2005 and 2006, respectively		28	28
Additional paid-in capital		676,003	692,143
Common stock held in treasury; 1,602,737 and 7,691,361 shares at December 31, 2005 and 2006, respectively		(4,032)	(32,102)
Accumulated deficit		(228,130)	(217,290)
Accumulated other comprehensive income	13	2,629	11,844

Total shareholders’ equity		446,498	454,623

Total liabilities and shareholders’ equity		$633,032	$857,433

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands U.S. dollars, except share and per share data)

		Years ended December 31,
	Notes	2004	2005	2006
Revenues:
Software
Licenses		$28,581	$38,541	$46,260
Maintenance and consulting services		79,067	120,263	129,114
Business Services
IT products		2,083	2,079	3,038
Consulting services		37,308	37,139	59,315
Advertising		3,536	3,468	3,094
Mobile Services and Applications		23,694	34,389	31,862
Internet and Media		8,183	8,995	10,064
CDC Games		—	—	26,780

Total revenues		182,452	244,874	309,528

Cost of revenues:
Software
Licenses		(3,486)	(6,750)	(8,408)
Maintenance and consulting services		(39,754)	(55,792)	(61,115)
Amortization of purchased technologies		(3,485)	(5,528)	(5,009)
Business Services
IT products		(1,879)	(1,671)	(1,834)
Consulting services		(24,871)	(24,338)	(42,388)
Advertising		(1,326)	(1,159)	(978)
Mobile Services and Applications		(4,597)	(15,262)	(13,004)
Internet and Media		(3,319)	(3,449)	(4,095)
CDC Games		—	—	(10,631)

Total cost of revenues		(82,717)	(113,949)	(147,462)

Gross profit		99,735	130,925	162,066

Operating expenses:
Selling, general and administrative expenses		(80,326)	(100,549)	(125,500)
Research and development expenses		(13,825)	(22,605)	(19,981)
Depreciation and amortization expenses		(8,919)	(9,937)	(10,976)
Restructuring expenses	25	(3,760)	(1,667)	(1,974)

Total operating expenses		(106,830)	(134,758)	(158,431)

Operating income (loss)		(7,095)	(3,833)	3,635

Other income (expenses):
Interest income		9,654	8,156	10,680
Interest expense		(1,895)	(1,257)	(3,038)
Gain on disposal of available-for-sale securities		167	525	344
Gain on disposal of subsidiaries and cost investments		892	483	3,087
Gain on change in fair value of derivatives		—	—	531
Impairment of cost investments and available-for-sale securities		(1,362)	—	—
Share of gains (losses) in equity investees		(468)	(1,172)	976

Total other income		6,988	6,735	12,579

Income (loss) before income taxes		(107)	2,902	16,214
Income tax expense	17	(3,375)	(4,957)	(3,062)

Income (loss) before minority interests		(3,482)	(2,055)	13,152
Minority interests in income of consolidated subsidiaries		(925)	(1,409)	(2,312)

Income (loss) from continuing operations		(4,407)	(3,464)	10,840
Discontinued operations:
Loss from operations of discontinued subsidiaries	19	(610)	(47)	—
Loss on disposal/dissolution of discontinued subsidiaries, net	19	(950)	(3)	—

Net income (loss)		$(5,967)	$(3,514)	$10,840

Basic earnings (loss) per share from continuing operations	18	$(0.04)	$(0.03)	$0.10

Diluted earnings (loss) per share from continuing operations	18	$(0.04)	$(0.03)	$0.10

Basic and diluted earnings (loss) per share	18	$(0.06)	$(0.03)	$0.10

Diluted earnings (loss) per share	18	$(0.06)	$(0.03)	$0.10

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands U.S. dollars, except share and per share data)

	Years Ended, December 31,
	2004	2005	2006
OPERATING ACTIVITIES:
Net (loss) income	$(5,967)	$(3,514)	$10,840
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	925	1,409	2,312
Loss (gain) on disposal/write-off of property and equipment	1,055	(1,179)	137
Gain on disposal of available-for-sale securities	(167)	(525)	(344)
Loss (gain) on disposal of subsidiaries and cost investments	401	(483)	(3,087)
Amortization of intangible assets	11,088	13,238	18,002
Depreciation	3,721	3,866	4,385
Stock compensation expenses	2,051	1,421	7,700
Share of income (losses) in equity investees	468	1,172	(976)
Impairment of cost investments and available-for-sale securities	1,362	—	—
Deferred provision for income taxes	1,731	3,698	1,082
Expenses settled by issuance of shares	1,612	—	—
Interest (income) expense	—	(390)	273
Fair market value adjustment of derivative instruments	—	—	(531)
Changes in operating assets and liabilities:
Accounts receivable	(12,485)	(5,024)	(6,402)
Deposits, prepayments and other receivables	3,545	1,210	(6,353)
Other assets	200	(1,500)	306
Accounts payable	88	(419)	3,185
Accrued liabilities	(6,159)	(2,971)	6,445
Other payables	(444)	(956)	(453)
Deferred revenue	6,483	3,822	4,347
Income tax payable	1,644	(609)	1,567
Accrued pension liability	(683)	(707)	(1,673)
Other liabilities	321	389	(1,430)

Net cash provided by operating activities	$10,790	$11,948	$39,331

INVESTING ACTIVITIES:
Purchases of subsidiaries, net of cash acquired	$(112,724)	$(15,537)	$(33,428)
Purchases of property and equipment	(3,661)	(3,730)	(4,403)
Acquisition of equity investees	(4,000)	(3,500)	—
Purchases of securities	(80,314)	—	(43,067)
Purchases of intangible assets	(4,705)	(7,802)	(13,487)
Proceeds from disposal of securities	212,053	30,611	35,892
Proceeds from disposal of property and equipment	663	4,315	—
Proceeds (cash disbursements) from disposal of subsidiaries	(529)	1,140	—
Proceeds from disposal of cost investments	494	1,117	7,581
Decrease (increase) in restricted cash	(3,648)	2,000	(110)

Net cash provided (used) in investing activities	$3,629	$8,614	$(51,022)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	$4,061	$1,052	$8,512
Proceeds from bank loans	87,537	5,075	—
Repayment of bank loans	(51,352)	(42,480)	(45,987)
Proceeds from sale of convertible notes	—	—	168,000
Debt issuance costs	—	—	(3,460)
Proceeds of purchase note agreements	—	—	38,700
Purchases of treasury stock	—	—	(28,070)

Net cash provided by (used in) financing activities	$40,246	$(36,353)	$137,695

Effect of exchange differences on cash	33	(696)	3,826

Net increase (decrease) in cash and cash equivalents	$54,698	$(16,487)	$129,829
Cash and cash equivalents at beginning of year	55,508	110,206	93,719

Cash and cash equivalents at end of year	$110,206	$93,719	$223,548

Interest paid	$1,348	$955	$592
Income taxes paid	$—	$695	$1,988
Non-cash activities:
Class A common shares issued for settlement of other payables	$3,036	$—	$—
Reissuance of treasury stock for the acquisition of subsidiaries	$—	$—	$—
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	$49,610	$54	$741

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares	Common shares	Additional paid-in capital	Treasury stock	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	(‘000)
Balance at January 1, 2004	101,588	$25	$614,721	$(4,067)	$—	$3,671	$(218,649)	395,701
Exercise of employee stock options	1,068	1	4,060	—	—	—	—	4,061
Issuance of shares for non-cash transactions	8,237	2	50,455	—	—	—	—	50,457
Stock compensation expenses on options granted	—	—	4,240	—	—	—	—	4,240
Unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	(593)	(593)	—	(593)
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	53	53	—	53
Foreign currency translation adjustments	—	—	—	—	1,750	1,750	—	1,750
Less: reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	274	274	—	274
Net loss for the year	—	—	—	—	(5,967)	—	(5,967)	(5,967)

Comprehensive loss	—	—	—	—	$(4,483)	—	—	—

Balance at December 31, 2004	110,893	$28	$673,476	$(4,067)		$5,155	$(224,616)	$449,976

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares	Common shares	Additional paid-in capital	Treasury stock	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	(‘000)
Balance at January 1, 2005	110,893	$28	$673,476	$(4,067)	$—	$5,155	$(224,616)	$449,976
Exercise of employee stock options	282	—	583	—	—	—	—	583
Employee stock purchase plan	178	—	469	—	—	—	—	469
Issuance of shares for non-cash transactions	12	—	54	—	—	—	—	54
Reissuance of treasury stock for non-cash transactions	—	—	—	35	—	—	—	35
Stock compensation expenses on options granted	—	—	1,421	—	—	—	—	1,421
Unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	(2,534)	(2,534)	—	(2,534)
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	217	217	—	217
Foreign currency translation adjustments	—	—	—	—	(355)	(355)	—	(355)
Less: reclassification adjustment for losses, net of gains included in net loss	—	—	—	—	146	146	—	146
Net loss for the year	—	—	—	—	(3,514)	—	(3,514)	(3,514)

Comprehensive loss	—	—	—	—	$(6,040)	—	—

Balance at December 31, 2005	111,365	$28	$676,003	$(4,032)		$2,629	$(228,130)	$446,498

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares	Common shares	Additional paid-in capital	Treasury stock	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	(‘000)
Balance at January 1, 2006	111,365	$28	$676,003	$(4,032)	$—	$2,629	$(228,130)	$446,498
Exercise of employee stock options	2,401	—	7,963	—	—	—	—	7,963
Employee stock purchase plan	161	—	549	—	—	—	—	549
Issuance of shares for non-cash transactions	166	—	741	—	—	—	—	741
Purchase of treasury stock	—	—	—	(28,070)	—	—	—	(28,070)
Stock compensation expenses on options granted	—	—	6,887	—	—	—	—	6,887
Unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	681	681	—	681
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	—	—	—	—	11	11	—	11
Foreign currency translation adjustments	—	—	—	—	8,528	8,528	—	8,528
Less: reclassification adjustment for losses, net of gains included in net income	—	—	—	—	(5)	(5)	—	(5)
Net income for the year	—	—	—	—	10,840	—	10,840	10,840

Comprehensive income	—	—	—	—	$20,055	—	—

Balance at December 31, 2006	114,093	$28	$692,143	$(32,102)		$11,844	$(217,290)	$454,623

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS OPERATIONS

CDC Corporation (together with its subsidiaries, the “Company” or “CDC”), with facilities in the People’s Republic of China (“PRC”), North America, Europe and Australia, is a global provider of enterprise software, mobile services and applications, internet and media services and the development and operation of online games. The Company was incorporated in the Cayman Islands in June 1997 as a limited liability company.

The Company offers the following products and services to customers in Hong Kong, Taiwan and the PRC (the “Greater China”) and other parts of Asia, Australia, New Zealand, North America, South America, the United Kingdom and the rest of Europe. The Company has the following operating segments:

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

•	CDC Games. The Company’s online games business is principally engaged in the development and operation of online games in the PRC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries that are not considered variable interest entities and all variable interest entities for which the Company is the primary beneficiary (Note 16), after eliminations of all material intercompany accounts, transactions and profits.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Principles of Consolidation and Basis of Presentation (continued)

In 2005, the Company reported its operating results in four operating segments, “Software”, “Business Services”, “Mobile Services and Applications” and “Internet and Media”. In April 2006, in conjunction with the acquisition of 52% interest in Equity Pacific Limited (“Equity Pacific”) (Note 3(d)), the Company added “CDC Games” as an operating segment.

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

(c) Cash and Cash Equivalents

The Company considers all cash held in banks and investments with an original maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in Note 4, none of the Company’s cash and cash equivalents are restricted as to withdrawal or use.

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

(e) Software Development Costs (continued)

As of December 31, 2005 and 2006, capitalized computer software development costs were $10,491 and $20,897, respectively, and related accumulated amortization totaled $1,300 and $4,512, respectively. The amortization of capitalized software is included in Cost of Revenues – Software—Licenses totaling $228, $1,049 and $3,347 in 2004, 2005 and 2006, respectively.

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

Trademarks	Indefinite
URLs	20 years
Software applications and programs	2 to 5 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

The Company evaluates the long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company tests goodwill and intangible assets with indefinite useful lives for impairment utilizing a combination of valuation techniques including the expected present value of future cash flows approach. The Company performed its annual goodwill and indefinite lived intangible assets test on December 31 as required by SFAS 142 and determined that there was no impairment for the years ended December 31, 2004, 2005 and 2006.

(g) Investments

Debt and equity investments designated as available-for-sale securities are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale securities are reported in accumulated other comprehensive income (loss) and as a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale securities are included in gain (loss) on disposal and impairment, respectively, in the Company’s consolidated statements of operations. Gains or losses on the sale of investments and amounts reclassified from accumulated other comprehensive income (loss) to the consolidated statements of operations are computed based upon specific identification. Interest on securities classified as available-for-sale securities is included in interest income.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Investments (continued)

Debt investments where the Company has the positive intent and ability to hold the securities to maturity are designated as held to maturity securities and are stated at amortized cost.

When determining whether an impairment of investments exists or a decline in the value of an available-for-sale or held-to-maturity security is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for the securities. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the current and expected financial condition of the investment’s issuer, and the Company’s investment intent.

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

(i) Foreign Currency Translation

The financial statements of the Company’s foreign operations have been translated into United States dollars (“U.S. dollars”) from their local functional currencies in accordance with SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, all assets and liabilities are translated at year end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income, but are accumulated and reported as a component of shareholders’ equity as accumulated other comprehensive income (loss). Realized and unrealized gains and losses, which result from foreign currency transactions, are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long term investment nature which are reported as translation adjustments.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Foreign Currency Translation (continued)

During the years ended December 31, 2004, 2005 and 2006, $ 429, $380 and Nil, respectively, were reclassified from cumulative foreign currency translation adjustment and included in the consolidated statement of operations as a result of the sale or liquidation of an investment in a foreign operation.

(j) Advertising Expenses

Advertising expenses are charged to expenses when incurred and are included in selling, general and administrative expenses in the accompanying consolidated statement of operations.

(k) Shipping and Handling

Shipping and handling costs are included in cost of revenues in the accompanying consolidated statements of operations for all the periods presented. Shipping and handling costs are not separately billed to customers.

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

The specific literature that the Company follows in connection with its revenue recognition policy includes the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue Recognition”, the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables”, EITF 00-3 “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware”, and in certain instances EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

In addition to these basic criteria, there are specific revenue recognition policies for each major stream of revenue by reportable segment.

Software

Revenue from the sale of software products often includes a combination of software licenses, consulting and integration services, and the provision of training and maintenance services. Consulting and integration services consist of programming, installation and implementation services. Vendor Specific Objective Evidence (“VSOE”) of fair value for each of the above noted elements are determined as follows.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Revenue Recognition (continued)

Software. The Company generally does not sell software or software licenses to its customers on a stand alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. According to this method, the Company measures the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the VSOE of fair value of the undelivered elements. The amount allocated to the software license is calculated by subtracting the VSOE of fair value for maintenance, consulting and integration services, and training services from the total arrangement fee in accordance with paragraph 12 of SOP 97-2. For those agreements that provide for significant services or custom development that are essential to the software’s functionality, the software license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of ARB 45 and SOP 81-1.

For the vast majority of software license sales, the Company determined VSOE of fair value for each element in its multiple element transactions as stated above. In multiple element arrangements, where an element has not been previously sold separately, VSOE of fair value for that element may be established by management having the relevant authority. In very limited situations where our multiple element arrangement includes a new software product which has not been previously introduced to the marketplace, VSOE of fair value for the new software license is established by management having the relevant authority if it is determined to be probable that the price, once established, will not change before the separate introduction of the new software product into the marketplace. In all such license sales the period of time until such element is sold separately is less than 6 months and in all cases, the price on the subsequent stand alone sales is not changed.

When software licenses incorporating third-party software products are sold or software licenses are sold with third-party products that complement the software, the Company recognizes the gross amount of sales of third-party products as revenue.

In addition, the Company offers its customers hosting services for some of its products. Under these subscription based contracts, revenue is recognized ratably over the contract period commencing, generally, when the product has been installed. Revenues from hosting services are included in licenses in the accompanying consolidated financial statements.

Consulting, Integration Services and Training. Consulting and integration services include programming, installation and implementation of the software products. VSOE of fair value for programming, consulting and integration services and for training services, respectively, is determined based on transactions where such services are rendered on a stand alone basis to customers.

Historically, a substantial majority of the Company’s stand alone programming, consulting and integration services and stand alone training services are priced within a narrow range of the median value of the stand alone sales. Variation in pricing for such services is due to differences in transaction volume and type of arrangement (beta site versus established sites). VSOE of fair value for consulting, integration and training services is established by region by an analysis of stand alone sales of services over the preceding one year period. In a multiple element arrangement, if the stated rates for such services falls outside of the established VSOE of fair value, then revenue from the delivered elements is deferred accordingly and recognized as the services are delivered, assuming all other criteria for revenue recognition have been met.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Revenue Recognition (continued)

Many of the Company’s software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenues from these arrangements are generally accounted for separately from new software license revenues because the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenues for consulting services are generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. Contracts with fixed or “not to exceed” fees are recognized on a proportional performance basis.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions then new software license revenue is generally recognized together with the consulting servies based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services.

Maintenance. VSOE of fair value for maintenance services is determined based on the contractual renewal rate. The maintenance renewal rates are always priced based on a percentage of the software license fee. Maintenance renewal rates as percentage of license fee is set at a fixed rate for each geographical area in which the Company operates. Maintenance renewal rates may be different for the same basic product sold in different geographical areas due to different market variables such as competitors’ pricing and distribution channels. Substantially all maintenance renewals are priced at a standard percentage of software license fee and therefore the Company determined that it has established a VSOE of fair value for maintenance. The Company’s policy and business practice is for customers to renew their maintenance services at the stated rate indicated in the contract. Revenues related to maintenance are deferred and recognized ratably over the terms of the maintenance agreements which are normally one year.

Arrangements with Value-added Resellers (“VARs”) and Distributors. The Company enters into software license arrangements with certain established VARs in which the VARs agree to sell the Company’s software to end-users. In vast majority of these arrangements, the VARs are obligated to pay the Company only as and if sales are made to the end-users. The fee received is calculated on a stipulated percentage of the individual sales earned by the VARs which is stated in the sales contract. Pursuant to SOP 97-2, the fee relating to VARs transactions are not fixed or determinable until the software is sold by the VARs to the end users. Consequently the Company does not recognize any revenue for VARs transactions until all the criteria specified under paragraph 8 of SOP 97-2 are met which coincides with the sell-through to the end-users because at that point, the Company has persuasive evidence of an arrangement (signed contract with VARs), the fee is fixed or determinable, delivery has occurred and collection is reasonably assured. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. The Company does not typically earn any portion of fees for services provided by the distributor to the end-user. The Company earns maintenance fees based upon an agreed upon percentage of the maintenance fees that the distributor earns from the end-user.

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

The Company provides database and marketing support services including list rental, database development and supply, data analysis and call center services in Australia and New Zealand in its Business Services Segment. In these single element arrangements, the Company maintains the databases as a source of marketing intelligence on medium and large companies and organizations in Australia and New Zealand. Direct marketers and other customers can use this data to develop and execute marketing campaigns, measure market penetration and analyze marketing opportunities. Revenue from the Company’s advertising and marketing services is recognized upon the delivery of a specified customer list and other data from the Company’s databases to its customers. The delivery is in the form of a flat file of data which is delivered to the customer by email. These services are priced based on a pricelist. The price is determined based on the number of contacts and the amount of data supplied for each contact. The Company does not recognize revenues from this type of arrangement until all criteria in SAB 104 have been met which coincides with the delivery of the customer list to the customer because at that point, the Company has persuasive evidence of the arrangement, the fee is fixed and determinable, delivery has occurred and collection is reasonably assured. The completed performance method is appropriate because the delivery of the data is of such significance to the customer that substantial performance has not taken place until the data is delivered.

Advertising and marketing consulting services revenues for fixed price contracts are recognized using the proportional performance method based on hours incurred. Revenues from time and materials outsourcing contracts are recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

The Company provides design and development services which encompass eBusiness consulting, development of mobile phone interfaces and web development services and the modification, re-configuration, and testing of customers’ information systems to enhance customers’ internal financial reporting systems to customer specifications. These projects are priced on a fixed fee basis. Customers’ needs and specification are documented in the statement of work which is attached to the agreement. For such arrangements the Company is able to make reasonable estimates, based on the Company’s historical experience with similar transactions, of the total costs, fees and progress to completion. The vast majority of these agreements do not include customer acceptance provisions. The Company recognizes revenues for these projects using the percentage of completion method in accordance with SOP 81-1. For arrangements containing customer specific acceptance clauses, the Company accounts for revenues based on the completed contract method by deferring the recognition of revenue until it obtains formal acceptance because the unique nature of customer acceptance terms which require that the functionality of the product passes a predetermined acceptance test as designed by the customer.

Revenues from Internet web site maintenance agreements are deferred and recognized ratably over the terms of the related agreements which are usually for periods of six months or one year.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Revenue Recognition (continued)

Mobile Services and Applications (“MVAS”)

MVAS revenues are recognized when services are provided. The Company records revenues on a monthly basis based upon confirmations from the network operators. At the end of each reporting period, where an operator fails to provide the Company with a monthly statement confirming the amount of charges billed to its mobile phone users for that month, the Company uses information generated from its own internal system and historical financial data to make estimates of the billing reconciliation rate and collectible mobile services and applications fees, and revenues are accrued accordingly.

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

CDC Games

CDC Games revenues are principally derived from the provision of online game services in the PRC. The Company operates its Massively Multiplayer Online Role-Playing Games (“MMORPGs”) under two models. The first revenue model is the traditional subscription based pay-to-play, where users purchase pre-paid cards (the “PP-Cards”) to play for a fixed number of hours. The second revenue model is free-to-play, under which players are able to access the games free of charge but may choose to purchase in-game merchandise or premium features to enhance their game playing experience, such purchases can only be made through the use of PP-Cards.

The end users are required to activate their PP-Cards by using access codes and passwords to exchange the value of these cards to game points and deposit into their personal accounts. They consume points for online game services by trading them either for a pre-specified length of game playing time or in-game merchandise or premium features sold at online game stores. All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for the Company’s online game services, i.e., when game playing time occurs or in-game merchandise or premium features are delivered, or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards.

(m) Deferred Revenue

Deferred revenue represents cash received for software, business services, advertising and marketing services and online games in advance of services being rendered. The Company reports deferred revenue as a liability on the balance sheet when there is a contractual obligation as at the balance sheet date to provide services or software product to the customer but the services or software have not yet been completed or the product has not yet been delivered, and thus no recognition of revenue has taken place.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Income Taxes

Income taxes are determined under the liability method as required by SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not more likely than not to be realized.

(o) Stock Compensation Expenses

CDC Corporation

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share Based Payment” (“SFAS 123(R)”). Prior to January 1, 2006, the Company accounted for share-based employee compensation arrangements under the recognition and measurement principles of Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, share compensation expense was recognized by utilizing the accelerated expense attribution method over the vesting period of the share options based on the difference, if any, between the fair value of the underlying the Company’s shares at the date of grant and the exercise price of the share options.

Prior to the adoption of SFAS 123(R), cash flows resulting from the tax benefit related to equity-based compensation was required to be presented in the operating cash flows, along with other tax cash flows, in accordance with the provisions of EITF 00-15, “Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option”, (“EITF 00-15”). SFAS 123(R) superseded EITF 00-15, amended SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”), and requires tax benefits relating to excess equity-based compensation deductions to be prospectively presented in the statement of cash flows as financing cash inflows.

The Company adopted SFAS 123(R) using the modified prospective method. SFAS 123(R) requires measurement of compensation cost for all share based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The recognized expense is net of expected forfeitures and the restatement of prior periods is not required.

The fair value of restricted shares is determined based on the number of shares granted and the quoted market price of the Company’s common shares. SFAS 123(R) did not change the accounting guidance for share-based payment transactions with parties other than employees as originally issued by EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). The fair value of options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure” (“SFAS 148”). On March 29, 2005, the SEC published Staff Accounting Bulletin No. 107 (“SAB 107”), which provides the Staff’s views on a variety of matters related to share based payments. SAB 107 requires that share based compensation be classified in the same expense line items as cash compensation.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Stock Compensation Expenses (continued)

The effect of adopting SFAS 123(R) on the Company’s income from operations, income before income taxes, net income, net cash provided by operating activities, and basic and diluted earnings per share for the year ended December 31, 2006 was a reduction of $6,887, $6,887, $6,867, $6,867, $0.05 and $0.05, respectively and an increase of the Company’s net cash provided by financing activities of Nil.

Prior to its adoption of SFAS 123(R), the Company accounted for equity-based compensation under the provisions and related interpretations of SFAS 148 and APB 25. Accordingly, the Company was not required to record compensation expense when stock options were granted to its employees as long as the exercise price was not less than the fair market value of the stock at the grant date. Also, the Company was not required to record compensation expense when the Company issued common stock under its Employee Stock Purchase Plan as long as the purchase price was not less than 85% of the fair market value of the Company’s common stock on the grant date.

Had compensation cost for the Company’s and China.com Inc.’s share-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS 123, the Company’s net loss and net loss per share for the years ended December 31, 2004 and 2005 would have been as follows:

	Year ended December 31, 2004	Year ended December 31, 2005
Net income (loss):
As reported	$(5,967)	$(3,514)
Add: Stock compensation expense included in net income (loss)	2,051	1,421
Deduct: Stock compensation expense determined under fair value method	(14,706)	(11,594)

Pro forma	$(18,622)	$(13,687)

Basic earnings (loss) per share:
As reported	$(0.06)	$(0.03)
Pro forma	$(0.18)	$(0.12)

Diluted earnings (loss) per share:
As reported	$(0.06)	$(0.03)
Pro forma	$(0.18)	$(0.12)

For the purpose of the pro forma disclosures above, the estimated fair value of the options is amortized to expense over the options’ vesting period.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Stock Compensation Expenses (continued)

As further discussed in Note 22, on December 29, 2005, the Company accelerated the vesting of approximately 1.7 million unvested share options with exercise prices equal to or greater than $3.50 per share. The closing price of the Company’s common shares on December 28, 2005, the last trading day before the acceleration, was $3.14 per share. The acceleration was effective as of December 29, 2005. The options had a range of exercise prices of $3.79 to $7.38 and a weighted average exercise price of $4.32. The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options upon the adoption of SFAS 123(R) in January 2006. The Company also believed that because the options that were accelerated had exercise prices in excess of the current market value of it’s common stock, the options had limited economic value and were not fully achieving their original objective of employee retention and incentive compensation. Included in the computation of pro forma net loss and net loss per share for the period ended December 31, 2005 is $4,433 in share compensation expense related to the accelerated options.

Under SFAS 123(R), the fair value of share-based awards is calculated through the use of the option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s option grants. These models also require subjective assumptions, including future share price volatility and expected lives of each option grant.

The fair value for each option grant was estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Range of U.S. risk-free interest rates	2.08% to 6.77%	4.12% to 4.76%	4.50% to 4.76%
Weighted expected life of options	5 years	5 years	6 years
Range of volatility	75% to 165%	58% to 69%	55% to 58%
Dividend yield	Nil	Nil	Nil

China.com Inc.

The Company’s China.com Inc. subsidiary maintains its own separate stock compensation plans (Note 22). On January 1, 2006, China.com Inc. adopted SFAS 123(R). Prior to January 1, 2006, China.com Inc. accounted for share-based employee compensation arrangements under the recognition and measurement principles of APB 25 and related Interpretations, and complied with the disclosure provisions of SFAS 123. Under APB 25, share compensation expense was recognized by utilizing the accelerated expense attribution method over the vesting period of the share options based on the difference, if any, between the fair value of the underlying China.com Inc.’s shares at the date of grant and the exercise price of the share options.

Prior to the adoption of SFAS 123(R), cash flows resulting from the tax benefit related to equity-based compensation was required to be presented in the operating cash flows, along with other tax cash flows, in accordance with the provisions of EITF 00-15. SFAS 123(R) superseded EITF 00-15, amended SFAS 95, and requires tax benefits relating to excess equity-based compensation deductions to be prospectively presented in the statement of cash flows as financing cash inflows.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Stock Compensation Expenses (continued)

China.com Inc. adopted SFAS 123(R) using the modified prospective method. SFAS 123(R) requires measurement of compensation cost for all share based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The recognized expense is net of expected forfeitures and the restatement of prior periods is not required.

The fair value of restricted shares is determined based on the number of shares granted and the quoted market price of China.com Inc.’s common shares. SFAS 123(R) did not change the accounting guidance for share-based payment transactions with parties other than employees as originally issued by EITF 96-18. The fair value of options is determined using the Black-Scholes valuation model, which is consistent with China.com Inc.’s valuation techniques previously utilized for options in footnote disclosures under SFAS 123, as amended by SFAS 148. On March 29, 2005, the SEC published SAB 107, which provides the Staff’s views on a variety of matters related to share based payments. SAB 107 requires that share based compensation be classified in the same expense line items as cash compensation.

Prior to its adoption of SFAS 123(R), China.com Inc. accounted for equity-based compensation under the provisions and related interpretations of SFAS 148 and APB 25. Accordingly, China.com Inc. was not required to record compensation expense when stock options were granted to its employees as long as the exercise price was not less than the fair market value of the stock at the grant date.

Under SFAS 123(R), the fair value of share-based awards is calculated through the use of the option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from China.com Inc.’s option grants. These models also require subjective assumptions, including future share price volatility and expected lives of each option grant.

The fair value for each option grant was estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Risk-free rate	2.73% to 3.42%	3.53% to 4.24%	4.00% to 4.69%
Weighted expected life of options	5 years	5 years	5 years
Range of volatility	76% to 77%	68% to 73%	70% to 73%
Dividend yield	Nil	Nil	Nil

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS 128”). The Company’s convertible notes (Note 11) meet the definition of a participating security in accordance with EITF 03-6 “Participating Securities and the Two-Class Method under SFAS No. 128”. Therefore, the convertible notes are included in basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class method. Under the provisions of SFAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year, adjusted for any impact to net income or loss by dilutive common equivalent shares, by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive.

(q) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their original amount less an estimate made for uncollectible amounts. The Company does not charge interest on receivables.

(r) Notes Receivable

Notes receivable (Note 7) are stated at amortized cost less the allowance for note losses, note origination fees (net of direct costs), commitment fees and purchase premiums or discounts. Interest on notes is credited to income as it is earned. Premiums are amortized and discounts are accreted over the lives of the notes using the interest method.

(s) Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings or loss as well as additional other comprehensive income (loss) items. The Company’s other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale securities, unrealized gains and losses on held-to-maturity securities and foreign currency translations, all recorded net of tax.

(t) Gain on Issuance of Shares by Subsidiaries

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

(u) Retirement Costs

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

(v) Derivative Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as modified by SFAS No. 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), requires all contracts which meet the definition of a derivative to be recognized in the Company’s consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the Company’s consolidated statement of operations or in the Company’s consolidated statement of shareholders’ equity as a component of accumulated other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the Company’s consolidated statement of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using the industry standard valuation techniques.

(w) Business Restructuring Charges and Related Expenses

The Company accounts for exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits” (“SFAS 112”). In accordance with SFAS 146, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other costs associated with consolidating or closing of facilities. SFAS 112 prescribes the accounting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement.

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

(x) Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS 155. It allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133; establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued by the Company after January 1, 2007. The Company is evaluating the effect of the adoption of SFAS 155. It is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109. FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, FIN 48 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management is currently evaluating the impact this new standard will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. The Company is required to adopt SFAS 157 effective January 1, 2008 on a prospective basis. Management is currently evaluating the impact this new standard will have on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Specifically, SAB 108 requires that public companies utilize a “dual-approach” to assessing quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. SAB 108 did not have an effect on the Company’s financial position, cash flows or results of operations for the year ended December 31, 2006.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Recent Accounting Pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this new standard will have on its financial statements.

3.	BUSINESS COMBINATIONS

(a) Pivotal Corporation (“Pivotal”)

On February 25, 2004, the Company acquired a 100% equity interest in Pivotal through the acquisition of the entire issued share capital of Pivotal. In accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”), this acquisition has been accounted for under the purchase method of accounting and the results of Pivotal’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Pivotal is a developer of CRM software solutions in Canada. The acquisition of Pivotal provided a complement to the Company’s existing portfolio of proprietary software solutions.

The total purchase price comprised of $35,925 in cash, 1,846,429 CDC Class A common shares valued at $21,363 at the commitment date, CDC stock options issued in exchange for vested in-the-money Pivotal stock options with a total value of $481, and transaction costs of $348.

(b) Group Team Investments Ltd. (“Group Team”)

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

(b) Group Team Investments Ltd. (“Group Team”) (continued)

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

The initial cash consideration of $9,600 was paid in April 2004. The estimated First Earnout Payment of $12,559 was accrued for at December 31, 2004. During 2005, the First Earnout payment was adjusted to $12,978 and was paid in April 2005. The Company did not pay the Second Earnout Payment because Group Team had a net loss in 2005.

Subsequent to the acquisition, on August 18, 2004, the investment was transferred to China.com Inc., a 77% owned subsidiary of the Company. This deemed disposal resulted in a gain on deemed disposal of $253 for the year ended December 31, 2004.

(c) Ross Systems, Inc. (“Ross”)

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

The total purchase price comprised of $40,707 in cash, 6,111,117 CDC Class A common shares valued at $26,584 at the commitment date (120,848 shares valued at $526 remained unpaid as of December 31, 2004), CDC stock options issued in exchange for vested in-the-money Ross stock options with a total value of $1,708, and transaction costs of $1,129.

(d) Equity Pacific

In August 2004, China.com Inc. entered into an acquisition agreement to acquire an 11.11% equity interest in Equity Pacific and its subsidiaries (the “17game Group”). In November 2004, China.com Inc., through the conversion of certain convertible loans to the 17game Group, further increased its interest in 17game Group to 36.5%. In August 2005, China.com Inc. acquired an additional 11.5% interest in 17game Group through the purchase of shares from other shareholders and subscription of new shares, increasing its interest in 17game Group to 48%. These acquisitions resulted in a total consideration of $6,618 and were accounted for using the equity method.

On March 17, 2006, China.com Inc. acquired the remaining 52% of 17game Group. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting. 17game Group will continue to be operated under CDC Games Limited (“CDC Games”) and has facilitated CDC Games’ integration of its online game business and solidified CDC Games’ position as one of the leading MMORPG operators in China.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS (continued)

(b) Equity Pacific (continued)

The remaining 52% of 17game Group was acquired for an aggregate total consideration of $18,000 with approximately $4,800 being paid in cash and $13,000 being paid in restricted China.com Inc. shares with the restrictions lapsing over a period of two years with 25% lapsing on the first six (6) months anniversary of closing and 12.5% lapsing on each subsequent three (3) month anniversaries of closing.

The preliminary allocation of the purchase price of $24,618 including direct expenses related to the acquisition based on the closing balance sheet, subject to adjustment pending the final appraisal report, was as follows:

Current assets	$6,668
Goodwill	14,765
Intangible assets *	8,376

Total assets acquired	29,809

Current liabilities	(4,699)
Deferred tax liabilities	(492)

Total liabilities assumed	(5,191)

Net assets acquired	$24,618

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which consisted of customer relationships, contracts and developed technologies is approximately 4 years.

The goodwill was assigned to the CDC Games segment and such goodwill is not deductible for tax purposes. Management has determined fair value through the use of several factors one of which was a third party appraisal.

(d) DB Professionals, Inc. (“DBPI”)

On July 7, 2006, CDC Business Solutions, Inc, a wholly owned subsidiary of the Company, acquired a 100% equity interest in DBPI through the acquisition of its entire issued share capital. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of DBPI’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. DBPI’s core business is outsourced information technology support and consulting services. The acquisition of DBPI extended the Company’s business services operations on the west coast of the U.S.

The Company acquired the business of DBPI for a cash payment of $8,850 and the Company agreed to an additional cash payment of $1,400, payable on December 31, 2007 subject to an adjustment down for any liability arising prior to the closing date. In addition, the Company also agreed to pay additional cash consideration of $1,400, payable April 30, 2008, based on a specified financial target, subject to an upward or downward adjustment. The contingent cash payment is also subject to adjustment in the event of breaches of representations and warranties.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS (continued)

(e) DB Professionals, Inc. (“DBPI”) (continued)

The preliminary allocation of the purchase price of $10,457 including direct expenses related to the acquisition based on the closing balance sheet, subject to adjustment pending the final appraisal report, was as follows:

Current assets	$3,308
Property and equipment, net	51
Goodwill	4,285
Intangible assets *	3,720

Total assets acquired	11,364

Current liabilities	(897)

Total liabilities assumed	(897)

Net assets acquired	$10,467

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented customer relationships, consultant database and non-compete agreement, is approximately 7.3 years. Trademarks have an indefinite useful life.

The goodwill was assigned to the Business Services segment and such goodwill is deductible for tax purposes. Management has determined fair value through the use of several factors one of which was a third party appraisal.

(f) TimeHeart Science Technology Limited (the “TimeHeart Group”)

On November 28, 2006, China.com Inc. acquired a 100% equity interest in the TimeHeart Group through the acquisition of its entire issued share capital. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of the TimeHeart Group’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. TimeHeart Group’s core business is value-added telecom services. The acquisition of the TimeHeart Group complements the Company’s current mobile services and applications platform and provides the Company with the opportunity to further expand its market share.

The components of the purchase price were: (i) cash consideration of $2,113; (ii) 27,320,490 restricted shares of China.com Inc. valued at $1,605 at the commitment date; (iii) 10% of the issued share capital of CDC Mobile Media Corporation, a subsidiary of the Company, valued at $1,794 at the date of acquisition; and (iv) contingent consideration which is based on a formula set out in the Agreement which will vary based on the performance of the TimeHeart Group in the fourth quarter of 2006 and in the year 2007. The contingent consideration is in the form of restricted shares of China.com Inc., equivalent to a maximum amount of $2,080. As of December 31, 2006, this contingent consideration had not been earned and accordingly, no adjustment for the contingent payment has been recorded in the consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS (continued)

(f) TimeHeart Science Technology Limited (the “TimeHeart Group”)

The preliminary allocation of the purchase price of $5,512 including direct expenses related to the acquisition based on the closing balance sheet, subject to adjustment pending the final appraisal report, was as follows:

Current assets	$1,728
Property and equipment, net	168
Goodwill	2,246
Intangible assets *	2,353

Total assets acquired	6,495

Current liabilities	(722)
Deferred tax liabilities	(261)

Total liabilities assumed	(983)

Net assets acquired	$5,512

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented customer relationships, contracts and software applications and programs, is approximately 2 years.

The goodwill was assigned to the Mobile Services and Applications segment and such goodwill is not deductible for tax purposes. Management has determined fair value through the use of several factors one of which was a third party appraisal.

(f) Vis.align, Inc. (“Vis.align”)

On December 1, 2006, CDC Software acquired a 100% equity interest in Vis.align through merger. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Vis.align’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Vis.align’s core business is providing worldwide IT support and managed services. The acquisition of Vis.align expands the Company’s services portfolio, generates cross-selling opportunities and offers customers additional end-to-end enterprise solutions and services.

The Company acquired the business of Vis.align for a cash payment of approximately $4,650. In addition to the fixed cash payment, a contingent payment of up to $7,520 is payable, partly in cash and partly in Class A common shares of the Company, based upon 2007 and 2008 revenues. Revenues of Vis.align must exceed $20,000 during each annual period for any additional consideration to be payable for that period. Management has determined that these contingent payments are not probable; therefore, no accrual has been recorded at December 31, 2006.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS (continued)

(g) Vis.align, Inc. (“Vis.align”) (continued)

The preliminary allocation of the purchase price of $4,650 including direct expenses related to the acquisition based on the closing balance sheet, subject to adjustment pending the final appraisal report, was as follows:

Current assets	$2,553
Property and equipment, net	261
Goodwill	1,838
Intangible assets *	4,990

Total assets acquired	9,642

Current liabilities	(4,759)
Deferred tax liabilities	(233)

Total liabilities assumed	(4,992)

Net assets acquired	$4,650

*	The weighted average useful life of all amortizable identifiable intangible assets acquired, which represented customer relationships and contract backlog, is approximately 3.7 years. Trademarks have an indefinite useful life.

The goodwill was assigned to the Software segment and such goodwill is not deductible for tax purposes. Management has determined fair value through the use of several factors one of which was a third party appraisal.

(h) Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated information reflects the Company’s consolidated results of operations for the years ended December 31, 2005 and 2006 as if the acquisitions of 17game Group, DBPI, the TimeHeart Group and Visalign had occurred at January 1, 2005 and January 1, 2006, respectively. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what the Company’s consolidated results of operations would have been had the acquisitions of these subsidiaries actually taken place on January 1, 2005 and 2006, respectively, and may not be indicative of future results of operations.

	Year ended December 31,
	2005	2006
Revenues	$298,965	$390,270
Net (loss) income from continuing operations	$(6,297)	$16,781
Net (loss) income per common share—basic	$(0.04)	$0.16
Net (loss) income per common share—diluted	$(0.04)	$0.16

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS (continued)

During 2006, the Company acquired the following individually insignificant entities for a total cost of $11,550 which was paid primarily in cash. In accordance with SFAS 141, these acquisitions have been accounted for under the purchase method of accounting and the results of each respective acquisition’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

(b) Horizon IT Outsourcing Business (“Horizon”)

In February 2006, Software Galeria Inc., the Company’s 51% owned subsidiary (“SGI”), acquired the IT consulting services business of Horizon, which offers outsourced information technology professional services in the U.S. and Canada, utilizing India-based resources. The acquisition enabled the Company to enhance the Business Services segment through growth of outsourced information technology professional services line of business. Under the terms of the agreement, the Company paid $608 in cash at closing and paid an additional $608 of cash consideration in installments during 2006. The Company also agreed to pay additional cash consideration of $1,000 in 2007 and 2008 based on earnings before interest, taxes, depreciation and amortization (“EBITDA”) and 2007 EBITDA generated from the purchased business was, in each such year, at least $1,350. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2006 EBITDA and 2007 EBITDA is less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. In accordance with EITF 95-08 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-08”), the Company has accounted for these additional contingent payments as compensation and has accrued $1,400 at December 31, 2006. In addition, the Company agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event the EBITDA generated from the purchased business exceeds specified targets during each of 2006, 2007 and 2008. The sellers have the right to put their equity interest back to the Company between April 2009 and April 2011 at a predetermined and fixed cash consideration. The fair value of this put was determined to be a nominal amount.

(c) c360 Solutions Incorporated (“c360”)

In April 2006, a subsidiary of the Company acquired 100% of the shares in c360, a global provider of CRM add-on products, industry-specific CRM solutions, and CRM development tools for Microsoft Dynamics CRM. The acquisition enabled the Company to expand globally through channel sales partners, and complements its market strategy to target mid-to-large sized organizations. Under the terms of the agreement, the Company paid $1,250 of cash and the Company issued 50,000 of its unregistered Class A common shares at closing. The 50,000 shares were valued as of the commitment date at $225. In addition, the Company paid $875 of additional cash consideration in January 2007 and agreed to pay $875 of additional cash consideration on the eighteen month anniversary of closing. The Company also agreed to issue to the sellers an additional 350,000 unregistered Class A common shares to be issued in 50,000 share increments every three months through the twenty-one month anniversary of closing. The 350,000 shares were valued as of the commitment date at $1,572. An additional 200,000 unregistered Class A common shares may be earned by the seller based upon certain performance targets through 2009. In accordance with EITF 95-08, the Company has accounted for these additional contingent shares as compensation and has accrued $153 at December 31, 2006.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS (continued)

(c) c360 Solutions Incorporated (“c360”)

Through June 25, 2007, an additional 250,000 unregistered Class A common shares of the Company had been issued. In addition, the Company has agreed to issue up to an aggregate of 200,000 additional unregistered Class A common shares of the Company between the twenty-four and thirty-three month anniversary of closing in the event c360 achieves certain revenue targets. Approximately $475 of the purchase price is subject to adjustment for breaches of representations and warranties.

(d) OST International, Inc. (“OSTI”)

In June 2006, the Company acquired OSTI. OSTI is a preferred third party vendor of consulting and outsourced IT services to many Fortune 500 companies, which expanded the Company’s business offerings to the Midwest region of the U.S. Under the terms of the agreement, the Company paid $3,000 in cash at closing. A cash payment in the amount of $280 was made on March 31, 2007 for the net tangible assets of the Company. In addition, the Company agreed to issue to the selling shareholder $330 worth of its unregistered Class A common shares prior to June 15, 2008 and an additional $220 worth of its unregistered Class A common shares prior to June 15, 2009. The Company also agreed to pay additional cash consideration in the amounts of $300 and $400 in the event 2007 EBITDA and 2008 EBITDA for OSTI is $1,350 and $1,450, respectively. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 EBITDA and 2008 EBITDA are less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties.

(e) MVI Technology (“MVI”)

In October 2006, the Company acquired MVI. MVI is a developer of a Real-time Performance Management solutions specifically designed for the food and beverage and consumer products industries that enables manufacturers to merge automated shop floor data, quality process control and manufacturing performance dashboards. Under the terms of the agreement, the Company paid approximately $5,273 of cash at closing. In addition, the Company agreed to pay up to a maximum of $12,000 of additional consideration based upon the revenues of MVI between months 1 through 12, 13 through 24 and 25 through 36 following the closing. Revenues must exceed $6,000 during each 12 month period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional consideration payments are subject to adjustment in the event of breaches of representations and warranties, and various other adjustments. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as compensation and has accrued $164 at December 31, 2006.

Goodwill recognized in conjunction with these individually insignificant acquisitions amounted to $2,520 and $1,578 and was assigned to the Software segment and Business Services segment, respectively; $1,578 of such goodwill is expected to be deductible for tax purposes.

In 2005 and 2006, the Company paid $2,059 and $752, respectively, in additional earn-out considerations related to the acquisitions that were made before January 1, 2005. The Company will not be required to pay any additional earn-out considerations related to pre January 1, 2005 acquisitions.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

4.	RESTRICTED CASH

At December 31, 2005 and 2006, cash of $1,886 and $1996, respectively, was pledged for banking facilities of the Company.

5.	ACCOUNTS RECEIVABLE

	December 31, 2005	December 31, 2006
Accounts receivable:
Amounts billed	$45,724	$62,781
Unbilled	5,877	7,029

	51,601	69,810
Allowance for doubtful accounts	(4,112)	(5,373)

Net	$47,489	$64,437

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Allowance for doubtful accounts:
Balance at beginning of year	$2,816	$4,011	$4,112
Additions	4,834	1,450	2,890
Write-offs, net of recoveries	(3,639)	(1,349)	(1,629)

Balance at end of year	$4,011	$4,112	$5,373

Unbilled receivables represent the recognized sales value of performance relating to the Software and Business Services segments and these amounts had not been billed and were not billable to the customers at the balance sheet date. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

6.	INVESTMENTS

In 2006, the Company acquired an equity interest in preference shares in two collateralized debt obligations (“CDOs”) coupled with a U.S. treasury strip for an aggregate nominal amount of $38,700. These investments are subject to variability as there is no stated coupon rate and the equity interest in these investments are subject to changes in returns on the collateralized debt backing the interest. Although the principal amount in these investments are backed by U.S. treasury strips, our equity holding in the CDOs, which represents approximately 55% of the investment value at December 31, 2006, has significant risk of loss should the collateralized debt underlying the investment deteriorate in quality (Note 20).

The Company currently intends to hold the CDO investments as long term investments, not to be traded in the near term. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2006 was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rate of returns offered on comparable investments with comparable risks. These valuations represent management’s best estimate of fair value of these investments at December 31, 2006 and may or may not represent the ultimate value of these investments.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

6.	INVESTMENTS (continued)

The Company is in the process of assessing the existence of embedded derivatives in these investments upon adoption of SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”), which is effective January 1, 2007.

In conjunction with the purchase of the CDOs, the Company pledged certain held-to-maturity U.S. agency bonds as collateral under multiple note purchase agreements (Note 11). The pledged U.S. agency bonds are being used to repay the debt when such U.S. agency bonds mature. The total amount of securities pledged at December 31, 2006 was $30,504, all of which is classified as a restricted investment.

At December 31, 2004, 2005 and 2006, the Company evaluated the length of time and extent to which the fair market value of certain of its securities had been less than their cost, as well as the financial condition and performance of the issuer and the Company’s intention and ability to hold such securities to recovery or maturity. The Company records an impairment loss on securities for which the decrease in fair value of the debt securities was determined to be other-than-temporary. At December 31, 2005 and 2006, none of the Company’s securities were determined to have an other-than-temporary impairment.

Available-for-sale securities consist of the following:

	December 31, 2005
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:
Corporate securities	$10,003	$—	$(192)
U.S. government securities	24,953	21	(342)

Total debt securities	34,956	21	(534)

Common Stock	659	251	(14)

Total equity securities	659	251	(14)

Less: restricted securities pledged for banking facilities	11,838	—	342

Total current non-restricted available-for-sale securities	23,777	272	(206)

Noncurrent:
U.S. government securities	113,195	—	(2,840)

Total debt securities	113,195	—	(2,840)

Less: restricted securities pledged for banking facilities	20,432	—	505

Total noncurrent non-restricted available-for-sale securities	92,763	—	(2,335)

Total non-restricted available-for-sale securities	$116,540	$272	$(2,541)

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

6.	INVESTMENTS (continued)

	December 31, 2006
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:
U.S. government securities	$10,869	$—	$(187)

Total debt securities	10,869	—	(187)

Common Stock	3,532	1	(936)

Total equity securities	3,532	1	(936)

Total current non-restricted available-for-sale securities	14,401	1	(1,123)

Noncurrent:
U.S. government securities	73,036	—	(1,946)
CDOs	39,009	—	(692)

Total debt securities	112,045	—	(2,638)

Total noncurrent non-restricted available-for-sale securities	112,045	—	(2,638)

Total non-restricted available-for-sale securities	$126,446	$1	$(3,761)

The gross realized gains on sales of available-for-sale securities totaled $384, $584 and $392, in 2004, 2005 and 2006, respectively. The gross realized losses on sales of available-for-sale debt securities totaled $217, $59 and $224, in 2004, 2005 and 2006, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2006.

	December 31, 2005
	Less Than 12 Months		12 Months or Greater		Total
Description of securities	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
U.S. Treasury obligations	$9,814	$187	$133,102	$3,187	$142,916	$3,374
CDOs	—	—	—	—	—	—
Marketable equity securities	70	14	—	—	70	14

Total	$9,884	$201	$133,102	$3,187	$142,986	$3,388

	December 31, 2006
	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
U.S. Treasury obligations	$—	$—	$114,423	$2,372	$114,423	$2,372
CDOs	39,009	692	—	—	39,009	692
Marketable equity securities	3,047	61	—	—	3,047	61

Total	$42,056	$753	$114,423	$2,372	$156,479	$3,125

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

6.	INVESTMENTS (continued)

The unrealized losses on the Company’s investments in U.S. Treasury obligations were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2005 and 2006.

The unrealized losses on the Company’s CDOs were caused by speculation of potential future asset deterioration and the difference in the rate of returns offered on comparable investments with comparable risks at December 31, 2006. The Company has evaluated the near-term prospects of the underlying collateralized debt and determined that it has had zero defaults and is passing all of its overcollateralization ratio tests. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

The Company’s investments in marketable equity securities consist primarily of investments in common stock. The Company has evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

Prior to 2005, the Company considered all debt and equity securities with a sustained decline in market values for six months or more to be other than temporarily impaired because the Company did not have the ability and intent to hold those investments until a recovery of fair value. In 2004, the Company recorded impairment losses on certain available-for-sale debt securities of $990.

The Company did not have any securities classified as held-to-maturity at December 31, 2005. The following table summarizes the Company’s held-to-maturity securities as of December 31, 2006:

	December 31, 2006
	Net Carrying Amount	Unrecognized Holding Gains	Unrecognized Holding Losses	Estimated Fair Value
Current:
U.S. government securities	$30,504	$—	$(341)	$30,163
Less: restricted securities pledged for banking facilities	30,504	—	341	30,163

Total current non-restricted securities	$—	$—	$—	$—

For the years ended December 31, 2004, 2005 and 2006, the Company did not record any gross realized gains or gross realized losses on sales of held-to-maturity securities.

At December 31, 2006, all the available-for-sale securities were carried at market value and all held-to-maturity securities were carried at amortized cost. Temporary unrealized gains and losses at December 31, 2006 related to the available-for-sale securities were reported in accumulated other comprehensive income (loss).

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

6.	INVESTMENTS (continued)

All available-for-sale and held-to-maturity securities held by the Company have maturity terms ranging from one to ten years. At December 31, 2005 and 2006, the Company’s debt securities had maturity dates falling due as follows:

	December 31, 2005	December 31, 2006
Maturity date:
Available-for-sale
One year or less	$34,956	$10,869
Within one year to five years	113,195	73,036
Within five years to ten years	—	—

	$148,151	$83,905

Held-to-maturity
One year or less	—	30,504
Within one year to five years	—	—
Within five years to ten years	—	—

	$—	$30,504

Included in the total available-for-sale debt securities as of December 31, 2005 and 2006 were debt securities with a market value of $32,270 and Nil, respectively, which were segregated and secured in accordance with the Company’s lines of credit as further discussed in Note 11.

Included in the total held-to-maturity debt securities as of December 31, 2005 and 2006 were debt securities with a market value of Nil and $30,504, respectively, which were segregated and secured in accordance with the Company’s note purchase agreements as further discussed in Note 11.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

7.	NOTE RECEIVABLE

In connection with the Company’s 51% ownership interest in Cayman First Tier (“Cayman”), an investment holding company organized in the Cayman Islands, the Company invested $25,000 into Cayman, and has also allowed Cayman to loan to Symphony Enterprise Solutions, S.ar.L. (“Symphony”), the 49% minority owner of Cayman, $25,000 (“Symphony Note”). All the funds provided to Cayman were used primarily for further expansion in the supply chain management software sector via acquisitions, strategic investments and organic growth. The loan bears interest at 3% per annum and is repayable in November 2007. Accrued interest is payable quarterly in the event Symphony’s net worth falls below the amount outstanding under the Symphony Note. Symphony has the option of prepaying borrowed amounts at any time upon three business days’ notice without penalty or premium, in increments of $100. Symphony’s obligations under the promissory note are secured by a pledge from Symphony in favor of Cayman of all of Symphony’s rights, title and interest in Symphony’s 49% interest in Cayman. The promissory note allows Cayman to declare the note immediately due and payable upon the occurrence of events of default typical for such promissory notes including payment defaults, Symphony’s inability to pay its debts as they become due or insolvency, or the failure to create a valid lien on the collateral to secure the loan.

In conjunction with the Company’s investment in Cayman in 2003, it became a 51% owner of Indutri-Matematik International Corp. (“IMI”). The Company then entered into a put option agreement with Symphony, where Symphony has an option to sell to the Company all of its 49% interest in IMI at any time during the twelve months following the occurrence of unpermitted changes in the composition of IMI’s executive committee being overruled by the IMI board, or modifications to the rights, powers or responsibilities of IMI’s executive committee without the approval of the directors appointed by Symphony. The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. This put option agreement meets the definition of a derivative and the Company determined that it did not require any accounting recognition at the inception date or at the end of each of the reporting period presented based on the insignificant fair market value assigned to the derivative as determined by a third party valuation specialist.

In conjunction with the Symphony Note, the Company entered into certain written arrangements with Symphony that meet the definition of a derivative. The Company determined that such derivatives did not require any accounting recognition at the inception date or at the end of each of the reporting period presented based on the insignificant fair market value assigned to these derivatives as determined by a third party valuation specialist.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

8.	PROPERTY AND EQUIPMENT

	December 31, 2005	December 31, 2006
Leasehold improvements	$2,133	$2,160
Furniture and fixtures	747	761
Office equipment	1,649	1,303
Computer equipment	26,312	28,869
Motor vehicles	320	151

	31,161	33,244
Less: Accumulated depreciation	(24,935)	(23,704)

Property and Equipment, net	$6,226	$9,540

Depreciation expense was $3,721, $3,866 and $4,385 for the years ended December 31, 2004, 2005 and 2006, respectively.

9.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

	Software	Business Services	Mobile Services and Applications	Internet and Media	CDC Games	Total
Balance as of December 31, 2004 and January 1, 2005	$114,204	$18,474	$63,401	$5,659	$—	$201,738
Reallocation of goodwill	—	362	—	(362)	—	—
Foreign currency adjustment	(3,781)	(443)	1,552	138	—	(2,534)
Goodwill acquired during the year	—	2,048	1,521	—	—	3,569
Purchase accounting adjustments	(3,241)	712	419	—	—	(2,110)

Balance as of December 31, 2005 and January 1, 2006	107,182	21,153	66,893	5,435	—	200,663
Foreign currency adjustment	2,886	493	2,412	183	—	5,974
Goodwill acquired during the year	4,358	5,863	2,246	—	14,765	27,232
Subsequent realization of tax benefit from acquired companies	(27,362)	(1,006)	(451)	—	—	(28,819)
Purchase accounting adjustments	—	—	—	—	—	—

Balance as of December 31, 2006	$87,064	$26,503	$71,100	$5,618	14,765	$205,050

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

10.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets as of December 31:

	2005			2006
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
URLs	$16,956	$(3,390)	$13,566	$16,950	$(4,238)	$12,712
Software applications and programs	46,374	(12,984)	33,390	61,057	(20,726)	40,331
Customer base and contracts	26,126	(10,277)	15,849	47,593	(17,413)	30,180
Business licenses and partnership agreements	5,290	(2,462)	2,828	18,137	(6,092)	12,045
Other	—	—	—	1,020	(160)	860

Intangible Assets	$94,746	$(29,113)	$65,633	$144,757	$(48,629)	$96,128

These intangible assets are amortized on the straight-line basis over the estimated economic lives of the assets. The Company had trademarks not subject to amortization with carrying values of $7,941 as of December 31, 2005 and 2006.

Amortization expense was $11,496, $13,433 and $18,002 for the years ended December 31, 2004, 2005 and 2006, respectively. The following table summarizes the estimated amortization expense for each of the following five years based on the current amount of intangible assets subject to amortization:

Year ended December 31:
2007	$22,384
2008	$19,729
2009	$11,419
2010	$9,382
2011 and thereafter	$33,214

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS

Financing arrangements at December 31, 2005 and 2006 was as follows:

	December 31, 2005	December 31, 2006
Convertible notes	$—	$161,859
Credit line agreements	$26,249	$—
Financing agreements	$—	$18,700

(a) Convertible Notes

In November 2006, the Company issued $168,000 aggregate principal amount of 3.75% senior exchangeable, unsecured convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

Conversion Option. Under the terms of the notes, the holders have the right to exchange such notes into common shares of the Company or upon a qualifying initial public offering (“IPO”), common shares of two wholly-owned subsidiaries of the Company based on a predetermined exchange price and when the IPO is consummated.

The aggregate number of common shares of the Company’s common stock that the Company may deliver to the holders in connection with exchanges of the notes is capped at a maximum of 19.99% of the number of shares of the Company’s common stock outstanding as of the issue date of the note.

The aggregate number of common shares of each subsidiary that the Company is required to deliver to holders in connection with exchanges of the notes is capped at a maximum of 33.33% of the number of shares of each subsidiary’s common stock outstanding as of the time of the exchange.

Upon the occurrence of an IPO of either subsidiary and if the holders of the notes decide to convert the notes into the respective subsidiary’s shares, the Company has agreed to satisfy the conversion option by delivering the existing shares of its investment into the subsidiary.

The investors have agreed to a lock-up period of up to 180 days following the date of an IPO prospectus during which the investors will refrain from selling any of each subsidiary’s respective common shares.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS (continued)

(a) Convertible Notes (continued)

Contingent Written Put Option 1. If a qualified IPO (defined as gross proceeds before underwriting discounts, commissions and fees, to the Company and any of its selling shareholders are at least $100,000, provided that the total gross proceeds to all selling shareholders is not in excess of 30% of the total proceeds from the IPO) by either of the two wholly-owned subsidiaries of the Company has not occurred within the first three years of issuance of the notes, the holder has the right to force the Company to repurchase all or any portion of an outstanding note in cash for an amount equal to the sum of (i) the principal of the note, (ii) all accrued and unpaid interest and (iii) any additional amounts. The accrued and unpaid interest amount will be based on an interest premium of 12.5% applied retroactively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the PRC were to require the Company to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the note agreement. The Company is required to bifurcate this put option pursuant to SFAS 133.

Contingent Written Put Option 2. If the Company or either of the two wholly-owned subsidiaries undergoes a change of control (defined as (i) a person or group obtaining 50% or more of the total voting power of all classes of capital stock, (ii) current members of the Board of Directors cease to constitute a majority of that board or (iii) consolidation into or merger with another entity or disposition of substantially all of the Company’s or the two wholly-owned subsidiaries assets, the holder has the right to force the Company to repurchase all or any portion of the outstanding note in cash for an amount equal to the sum of (i) the principal of the note, (ii) all accrued and unpaid interest, (iii) any additional amounts and (iv) a premium of 5% of the principal. The accrued and unpaid interest amount will be based on an interest premium of 12.5% applied retroactively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the PRC were to require the Company to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the note agreement. The Company is required to bifurcate this put option pursuant to SFAS 133.

Contingent Written Put Option 3. If the Company sustains an event of default (defined as (i) failure to pay when due any principal and/or interest due on the note, (ii) default or breach in the performance of any material covenants in the note agreement or failure to timely file with the SEC all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended, (iii) default or breach in the performance of any of the material covenants in the registration rights agreement or payment of any liquidated damages under such agreement as and when due, (iv) bankruptcy, insolvency or the appointment of receivership of the Company or any of its material subsidiaries, (v) court decree that it is illegal for the Company or either of the two wholly-owned subsidiaries to comply with any of its material obligations under the note agreement and related agreements, (vi) any default of indebtedness of the Company or any of its subsidiaries that individually or in the aggregate exceeds $5,000 and such default results in the redemption or acceleration of such indebtedness, or (vii) judgment against the Company or any of its material subsidiaries for payment of money in excess of $5,000, which is not discharged within 60 days) the

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS (continued)

(a) Convertible Notes (continued)

holder has the right to force the Company to repurchase all or any portion of the outstanding note in cash for an amount equal to the sum of (i) the principal of the note, (ii) all accrued and unpaid interest, (iii) any additional amounts and (iv) a premium of 5% of the principal. The accrued and unpaid interest amount will be based on the lower of 18% or the highest rate permitted by applicable law, applied retroactively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the PRC were to require the Company to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the note agreement.

Contingent Payment 1. If a qualified IPO has not occurred by the maturity of the notes and assuming the notes are still outstanding at that time, the interest rate on a note will increase from 3.75% to 12.5%, applied retroactively to the principal of the note as of the issue date. The Company is required to bifurcate this contingent payment right pursuant to SFAS 133.

Contingent Payment 2. If a qualified IPO has occurred prior to the maturity of the notes and assuming the notes are still outstanding at maturity, the interest rate on a note will increase from 3.75% to 7.5%, applied retroactively to the principal of the note as of the issue date. The Company is required to bifurcate this contingent payment right pursuant to SFAS 133.

Contingent Payment 3. If an event of default has occurred and continues for 45 days, the interest rate on a note will increase from 3.75% to the lower of 18% or the highest rate permitted by applicable law and will be in effect from the date of the event of default to the earlier of (i) the date the event of default is cured or (ii) the date on which the put price with respect to Contingent Written Put Option 3 is fully paid. The Company is required to bifurcate this contingent payment right pursuant to SFAS 133.

Contingent Payment 4. The Company has entered into a registration rights agreement with respect to each of the common shares deliverable upon an exchange of the notes. Under the terms of the registration rights agreement, the Company and the two wholly-owned subsidiaries of the Company have agreed to file a registration statement covering the resale of the respective common shares within 45 days after the consummation of the IPO, and to use its reasonable best efforts to have such registration statement become effective no later than the later of 60 days following the filing date or the date on which the lock-up period expires. The Company has agreed to maintain the effectiveness of the registration statement until the later of such time as all of the respective common shares which may be delivered upon exchange may be re-sold pursuant to Rule 144(k) or May 13, 2012. In the event of any of the following: (i) the registration statement is not declared effective by the applicable deadlines; (ii) after the registration statement has been declared effective, sales cannot be made by a holder under the registration statement (except for limited exceptions related to allowed delays or suspensions described below); or (iii) an amendment to the registration statement required to be filed is not filed by the required date, the Company has agreed to pay the holders an amount of cash equal to 0.5% of the aggregate principal amount of notes then held by such holder, and for each month thereafter in which the default exists, an amount of cash equal to 1%, subject to a cap for each individual default of 6%, of the aggregate principal amount of the notes outstanding.

The Company is permitted to suspend without penalty the availability of the registration statement as a result of delaying the disclosure of material, nonpublic information concerning the Company for a maximum of 20 consecutive days and no more than 60 days in any period of 365 days.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS (continued)

(a) Convertible Notes (continued)

The registration rights agreement represents a contingent obligation of the Company to make future payments under a registration payment arrangement. The Company accounts for the registration rights agreement in accordance with SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”) and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”. At December 31, 2006, the Company did not accrue for contingent obligation related to the registration rights agreement because of the remote likelihood that it will incur a loss under the registration rights agreement.

Contingent Payment 5. If any of the taxing jurisdictions of the U.S., Cayman Islands or the PRC were to compel the Company to withhold or deduct a tax with respect to any amounts to be paid by the Company under the note, the Company is obligated to pay such additional amounts on behalf of the note holders. The Company is required to bifurcate this contingent payment right pursuant to SFAS 133.

Dividends Participation Right. The holder of a note participates in any distributions of cash or other assets that the Company or either of the two wholly-owned subsidiaries makes to the holders of the Company or the two wholly-owned subsidiaries common stock, respectively. Specifically, upon declaration/payment of any such dividends, the holder can elect to either (i) received the same amount and type of consideration as the underlying common shareholders on an as-converted basis into which the note is convertible based on the applicable conversion price then in effect or (ii) reduce the conversion price then in effect by multiplying it by a ratio that is designed to maintain the value of the conversion option.

The Company recorded debt issuance costs of $3,460 in conjunction with the convertible notes. In accordance with FAS 133 the Company aggregated and accounted for the embedded derivatives as one compound derivate and allocated $6,317 of the net proceeds of $168,000 to the compound embedded derivative liability which was comprised of the bifurcated contingent written put options 1-2, contingent payments 1-3 and contingent payment 5 and $161,683 to the convertible notes. The resulting discount on the convertible notes is being amortized over the five year term using the effective interest method. Changes in the fair value of the compound embedded derivative are recognized at each reporting date and are classified as gain (loss) on change in value of derivatives in the statements of operations.

At December 31, 2006, the fair value of the convertible notes and the compound embedded derivative liability was $161,859 and $5,786, respectively. The change in fair value of the derivative liabilities was a gain of $531 for the year ended December 31, 2006 and is included in the accompanying consolidated statement of operations.

Details of the convertible notes as of December 31, 2006 are as follows:

December 31, 2006
Proceeds from issuance of convertible notes	$168,000
Less: discount on debt	6,141

Convertible notes	$161,859

Fair value of compound derivative related to convertible notes	$5,786

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS (continued)

(b) Financing Agreements

In 2006 in connection with the purchase of certain CDO investments (Note 6) the Company and China.com Inc. entered into separate and independent financing agreements with two financial institutions, collectively referred to as the “Bank”, in the aggregate nominal amount of $38,700. The Company entered into a credit facility agreement with the Bank pursuant to which the Bank agreed to pay the Company the aggregate amount of $38,700 for payment of the purchase price of the collateralized debt obligations. The Company has pledged certain held-to-maturity U.S. agency bonds as collateral for payments due under the financing agreements. These pledged securities all have maturity dates within 12 months and have interest rates ranging from 2.58% to 3.2%. As these securities mature a portion of the loan is settled with the cash proceeds. At December 31, 2006, the aggregate balance of the financing agreements was $18,700 and the total amount of securities pledged at December 31, 2006, was $30,504, all of which is classified as a restricted investment. The weighted average interest rate on these agreements during 2006 and at December 31, 2006 was 5.6%.

(c) Credit Line Agreements

Under the line of credit arrangement with a financial institution, the Company may borrow up to $100,000 on such terms as the Company and the financial institution mutually agree upon. Interest is payable upon the maturity of each advance and is calculated using the London Inter-Bank Offered Rate (“LIBOR”) for the applicable interest rate period plus .2% (3.66% at December 31, 2005). Except for loans of $10,000 that were repaid in 2006, this arrangement does not have a termination date but is reviewed annually for renewal. At December 31, 2005 and 2006, the Company had $10,000 and Nil outstanding, respectively and the unused portion of the credit line was $90,000 and $100,000, respectively.

During 2006, the Company discontinued a $250,000 line of credit agreement with a financial institution. This line of credit consisted of a repurchase agreement pursuant to which the Company sold certain debt securities to the financial institution at a discounted price, and the financial institution agreed to sell the same debt securities back to the Company at the same price at the termination of the agreement. Throughout the term of the agreement the financial institution paid to the Company any income associated with the debt securities and the Company paid to the financial institution interest calculated using LIBOR plus 0.2% per annum (3.71% at December 31, 2005). Loans of $16,249 were repaid in 2006 prior to the line of credit being discontinued. At December 31, 2005, the unused portion of the credit line was $234,000.

In 2004, the Company entered into a collateralized credit facility agreement with a bank, under which the Company deposits debt securities as collateral in exchange for cash. During the term of the agreement, the bank maintains a charge on such debt securities. The bank paid to the Company any income associated with the collateralized debt securities and the Company paid to the bank interest calculated using the LIBOR plus 0.3% per annum. In February 2005, this rate was renegotiated to LIBOR plus 0.2% per annum. This agreement was discontinued during 2005.

In connection with the credit lines granted to the Company, the Company maintained compensating balances of $1,886 and $1,996, in restricted cash at December 31, 2005 and 2006, respectively, pledged available-for-sale debt securities with a net book value of $32,270 and Nil at December 31, 2005 and 2006, respectively and held-to-maturity debt securities with a net book value of Nil and $30,504 at December 31, 2005 and 2006, respectively.

The maturities of long-term debt for the five years subsequent to December 31, 2006 are as follows: 2007 - Nil; 2008 - Nil; 2009 - Nil; 2010 - Nil; and 2011 - $168,000.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS (continued)

The weighted average interest rate on short-term borrowings during the year was 2.0% in 2004, 3.6% in 2005 and 4.6% in 2006. The weighted average interest rates on short-term borrowings at December 31, 2005 and 2006 were 3.6% and 4.5% per annum, respectively.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are as follows:

	Unrealized gains (losses) on available- for-sale securities	Foreign currency translation adjustments	Total
Balance at December 31, 2004	$(417)	$5,572	$5,155
Unrealized losses, net of unrealized gains on available-for-sale securities	(2,534)	—	(2,534)
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	217	—	217
Foreign currency translation adjustments	—	(355)	(355)
Less: reclassification adjustment for losses, net of gains included in net loss	146	—	146

Balance at December 31, 2005	$(2,588)	$5,217	$2,629

Unrealized losses, net of unrealized gains on available-for-sale securities	681	—	681
Minority interests’ share of unrealized losses, net of unrealized gains on available-for-sale securities	11	—	11
Foreign currency translation adjustments	—	8,528	8,528
Less: reclassification adjustment for losses, net of gains included in net loss	(5)	—	(5)

Balance at December 31, 2006	$(1,901)	$13,745	$11,844

13.	SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

The Company incurred the following expenses which are classified as selling, general and administrative expenses in the consolidated statements of operations:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Minimum rental expenses under operating leases	$9,630	$10,042	$11,100
Advertising expenses	$2,249	$5,050	$10,573
Defined contribution retirement plans expenses	$3,459	$2,148	$2,122

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS

The Company had the following material transactions with related parties during the years ended December 31, 2004, 2005 and 2006.

(a) BBMF Group Inc. (“BBMF”). In January 2007, the Company announced that its subsidiary, CDC Mobile, entered into a letter of intent with BBMF, to make a strategic investment in BBMF. Under the proposal, CDC Mobile would look to invest $20,000 in convertible bonds issued by BBMF, and the two companies would form a strategic alliance in operations to jointly target 3G markets in Japan and China. CDC Mobile would have a first right of refusal to distribute BBMF’s 3G products and services in China, subject to terms to be agreed between the parties.

As part of the proposed investment, in January 2007, the Company entered into a senior secured loan agreement with BBMF pursuant to which the Company provided a $3,000 loan to BBMF, for working capital purposes and to accelerate the business expansion of BBMF. All outstanding principal amounts outstanding together with interest accrued thereon, is due and payable by BBMF on the earliest of: (i) January 12, 2008; (ii) the occurrence of an event of default; or (iii) the date upon which a convertible loan agreement for an amount of not less than $20,000 is executed between CDC Mobile Corporation and BBMF on the terms and conditions as set forth in the letter of intent between the parties. The note bears interest at the rate which is equal to the LIBOR for a 12 month loan, plus 3%. Upon the occurrence of an event of default, the note bears interest at a rate of 15% per annum during the continuance of the event of default, compounded annually. The note is secured by the assets of BBMF and personal guarantees of the CEO and President of BBMF.

BBMF is owned 32.5% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of the Company. In addition, Mr. Antony Yip serves as the president and a director of BBMF. Antony Yip is the son of Peter Yip. In addition, Mr. Antony Yip serves as a director of CDC Games Corporation, a 100% owned subsidiary of CDC Corporation.

(b) Golden Tripod Limited (“Golden Tripod”). For the years ended December 31, 2004, 2005 and 2006, the Company paid management fees of $132, $77 and $77, respectively, to Golden Tripod, an entity affiliated with Xinhua, one of the Company’s shareholders, for the provision of general management services to the Company, including consultancy fees of consultants provided by Golden Tripod.

(c) Dr. Raymond Ch’ien (“Dr. Ch’ien”). Effective August 30, 2005, Dr. Ch’ien resigned from his position as the Company’s Chief Executive Officer and Executive Chairman but continues to serve on the Board of Directors as its Chairman. In connection with his resignation, the Company entered into an agreement with Dr. Ch’ien which governs the terms and conditions of his resignation. Among other things, the agreement provides for the following:

•

The Company agreed to give Dr. Ch’ien until December 31, 2005 in which to exercise 300,000 options that were granted to Dr. Ch’ien on May 11, 2004 at an exercise price of $7.77 pursuant to his executive services agreements and that had vested as of August 30, 2005. All of such options were cancelled on December 31, 2005;

•

The Company agreed that 879,167 options granted to Dr. Ch’ien that had vested as of August 30, 2005 with exercise prices ranging from $2.6860 to $6.8125 per share shall not expire as long as Dr. Ch’ien remains on the Board of Directors, or until the relevant option termination date. As of May 31, 2007, Dr. Ch’ien had exercised 377,500 of such options and an additional 546,667 options remain outstanding;

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS (continued)

•

The Company agreed to grant, and did grant to Dr. Ch’ien, on January 1, 2006, 45,000 options under the 1999 Stock Option Plan. These exercise price of these options is $3.22 and such options vest in 3 equal semi-annual installments over an 18 month period from the date of grant; and

The Company agreed to continue to maintain a health insurance policy for Dr. Ch’ien, his spouse and immediate family with terms and conditions similar to that available to the Company’s other Hong Kong based executives for as long as Dr. Ch’ien remains on the Board of Directors.

(d) Asia Pacific Online Limited (“APOL”). APOL is a Cayman Islands company that is 50% owned by the spouse of Peter Yip, who acted as the chief executive officer of the Company for the year ended December 31, 2004 and between January and February 2005, and 50% owned by a trust set up for the benefit of Mr. Yip’s children.

Effective April 12, 2006, the Company entered into an agreement with APOL, pursuant to which APOL would provide the services of Mr. Peter Yip as the Company’s Chief Executive Officer and Vice Chairman. The agreement has an initial term of three years, and is automatically renewable for successive terms of one year each.

In consideration of providing the services of Mr. Yip, the Company agreed to pay APOL cash remuneration of $.001 per annum; grant APOL options to purchase 2.4 million shares of the Company’s Class A common stock at an exercise price of $3.99 per share, which shall vest quarterly over a three year period, the “Quarterly Vest Options”; and grant of options to purchase up to 2,399,999 of the Company’s Class A common stock at an exercise price of $3.99 per share, which shall vest in installments upon the achievement of specified milestones, which include the following, the “Contingent Options”:

•	a public listing of the Company’s software related business;

•	a listing of China.com Inc. outside of Hong Kong or moving China.com Inc.’s listing to the main board of the Hong Kong Stock Exchange;

•	a public listing of the Company’s online games business;

•	a public listing of any other business acquired by the Company after the date of this agreement or the acquisition of at least 20% of a company listed on a recognized stock exchange; and

•	a public listing of any other business of the Company’s.

The consideration paid to APOL will be reviewed at the end of the initial term.

If the agreement with APOL is terminated for any reason other than cause, Mr. Yip’s death or by APOL by giving six (6) months advance notice, the Quarterly Vest Options accelerate and fully vest. In addition, in the event that Mr. Yip’s death or disability is tangibly related to the performance of the duties by Mr. Yip for the Company, then the Quarterly Vest Options shall accelerate and fully vest.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS (continued)

In the event a change of control of the Company occurs and the agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL giving six (6) months advance notice of termination, then the Quarterly Vest Options and the Contingent Options shall accelerate and fully vest. In addition, in the event a change of control of the Company occurs, and Mr. Yip remains in good standing with us or the Company’s successor through the first anniversary of such change in control, then the Quarterly Vest Options and the Contingent Options shall accelerate and fully vest. A change of control shall be deemed to occur in the event any person, other than us or APOL, becomes the owner of 20% or more of the combined voting power of the Company’s outstanding securities.

Under the terms of the agreement, the Company also agreed to reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining, including duties performed on behalf of us, in accordance with the Company’s internal policies.

In addition, as long as APOL holds at least 5% of the Company’s shares, APOL will be entitled to nominate one director to the Board of Directors, subject to the shareholders electing such nominee as a director at the next general meeting of shareholders. APOL and Mr. Yip have also agreed to a non-competition period of twelve (12) months after the termination of the agreement. In addition, the Company has agreed to reimburse all medical expenses incurred by Mr. Yip and his immediate family during the 36 months prior to the agreement.

As of December 31, 2006, APOL is the owner of 11,927,653 Class A common shares of the Company and had outstanding options to purchase additional 6,044,999 Class A common shares of the Company, of which 1,130,626 options were exercisable at December 31, 2006. Included in APOL’s outstanding option total were 600,000 Class A common shares of the Company, which were originally issued on March 25, 2004 with an exercise price of $8.25 per share, but were cancelled on January 3, 2006 and were replaced by a new grant with an exercise price of $3.22 per share. In addition, Mr Yip has exercisable options to purchase 190,000 Class A common shares of the Company. Mr. Yip’s spouse also owns 3,660,636 Class A common shares of the Company.

(e) Harry Edelson lawsuit against the Company. In connection with Harry Edelson, a former director of the Company, lawsuit against the Company, the Company is paying the costs of outside counsel retained to represent Dr. Raymond Ch’ien and Peter Yip in this matter (Note 27). For the years ended December 31, 2004, 2005 and 2006, the Company paid $201, $53 and Nil, respectively, for such fees.

15.	VARIABLE INTEREST ENTITIES

The MVAS and Internet content services are subject to foreign ownership restrictions in the PRC. To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of telecommunications and other information services within the PRC, the Company provides substantially all of its MVAS and Internet portal services through its variable interest entities (“VIEs”). These VIEs are owned by certain employees of the Company who are PRC citizens (the “Nominees”). The Company funds the capital invested in these companies via interest-free loans to these PRC employees. These loans are eliminated in consolidation along with the capital of the VIEs. As of December 31, 2005 and 2006, the total amount of interest-free loans to the Nominees were approximately $6,195 and $8,236, respectively. The Company has not pledged any assets as collateral for the obligations of any of the VIEs and the creditors of the VIEs do not have recourse to the general credit of the Company.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

15.	VARIABLE INTEREST ENTITIES (continued)

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

The following is a summary of the VIEs of the Company at December 31, 2006. All have been consolidated by the Company in accordance with FIN 46(R) because the Company is the primary beneficiary. The entities mentioned below have been organized under the laws of the PRC with Chinese names and do not have official English names.

(a) Beijing Newpalm Information Technology Co., Ltd. Beijing Newpalm Information Technology Co., Ltd. (“Beijing Newpalm”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing Newpalm is 50% owned by a director of China.com Inc., and 50% owned by a PRC employee of the Company. The registered capital of Beijing Newpalm is $1,281.

(b) Beijing Wisecom Information Technology Co., Ltd. Beijing Wisecom Information Technology Co., Ltd. (“Beijing Wisecom”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing Wisecom is 50% owned by a director of China.com Inc., and 50% owned by a PRC employee of the Company. The registered capital of Beijing Wisecom is $1,281.

(c) Beijing China.com Inc. Technology Services Co., Ltd. Beijing China.com Inc. Technology Services Co., Ltd. (“Beijing China.com Inc.”) is a PRC company which operates the portal “www.China.com“ under its Internet content company license and sells the online advertising space to advertisers or their agents. Beijing China.com Inc. is 40% owned by a director of China.com Inc., who is the general manager of Beijing China.com Inc., and the remaining 60% is owned by two PRC employees of the Company who own 40% and 20%, respectively. The registered capital of Beijing China.com Inc. is $1,281.

(d) Beijing He He Technology Co., Ltd. Beijing He He Technology Co., Ltd. (“Beijing He He”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. Beijing He He is owned by two PRC employees of the Company who own 50% each. The registered capital of Beijing He He is $1,281.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

15.	VARIABLE INTEREST ENTITIES (continued)

(e) Shenzhen KK Technology Ltd. Shenzhen KK Technology Ltd. (“SZ KK”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. SZ KK is owned by two PRC employees of the Company who own 50% each. The registered capital of SZ KK is $1,281.

(f) Beijing TimeHeart Information Technology Ltd. Beijing TimeHeart Information Technology Ltd. (“TimeHeart”) is a PRC company which provides MVAS services in Mainland China via third party network operators under its telecommunications value-added services license. TimeHeart is owned by two PRC employees of the Company who own 50% each. The registered capital of TimeHeart is $1,281.

(g) Beijing Hulian Jingwei Technology Development Co., Ltd. Beijing Hulian Jingwei Technology Development Co., Ltd. (“Hulian Jingwei”) is a PRC company which provides online game publishing services in Mainland China. Hulian Jingwei is owned by two PRC employees of the Company who own 70% and 30%, respectively. The registered capital of Hulian Jingwei is $1,281.

(h) Beijing Xianda Hulian Technology Development Co., Ltd. Beijing Xianda Hulian Technology Development Co., Ltd. (“Xianda Hulian”) is a PRC company which provides online game publishing services in Mainland China. Xianda Hulian is owned by two PRC employees of the Company who own 50% each. The registered capital of Hulian Jingwei is $1,281.

16.	INCOME TAXES

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 40%.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

16.	INCOME TAXES (continued)

Significant components of the provision for income taxes are as follows:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Current tax expense allocated to:
Continuing operations	$1,644	$1,307	$4,144
Discontinued operations	—	—	—

	1,644	1,307	4,144

Deferred tax expense (benefit) allocated to:
Realization of tax benefits of acquired entities reflected as a reduction of goodwill	1,731	3,780	5,857
Operations	—	(130)	(6,939)

Continuing operations	1,731	3,650	(1,082)

Total income tax expense	$3,375	$4,957	$3,062

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
International:
Current	$1,568	$741	$2,774
Deferred	1,517	1,871	3,744

U.S.:
Current	76	518	1,370
Deferred	214	1,827	(4,826)

Total income tax expense	$3,375	$4,957	$3,062

Income before provision for income taxes consists of the following:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
International	$(904)	$(1,900)	$20,292
U.S.	797	4,802	(4,078)

Income (loss) before income taxes	$(107)	$2,902	$16,214

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

16.	INCOME TAXES

Deferred tax liabilities and assets comprise of the following:

	December 31, 2005	December 31, 2006
Deferred tax liabilities:
Short-term
Other	$(1,203)	$(1,641)

Total short-term deferred tax liabilities	(1,203)	(1,641)

Long-term
Acquired intangible assets	(12,553)	(10,700)
Capitalized software	(954)	(1,477)
Indefinite lived assets	(2,944)	(2,764)
Other	—	(1,100)

Total long-term deferred tax liabilities	(16,451)	(16,041)

Total deferred tax liabilities	(17,654)	(17,682)

	December 31, 2005	December 31, 2006
Deferred tax assets:
Short-term
Deferred revenue	3,345	3,652
Accruals and reserves	3,597	4,968
Other	2,475	3,949
Valuation allowance	(7,943)	(7,508)

Net short-term deferred tax liabilities	1,474	5,061

Long-term
Net operating loss carryforwards	66,391	77,727
Net capital loss carryforwards	3,902	3,902
Book and tax base differences on assets	6,541	2,172
Alternative minimum tax credit	227	385
Research and development	3,806	1,963
Deferred compensation	1,140	1
Valuation allowance	(69,174)	(51,461)

Net long-term deferred tax liabilities	12,833	34,689

Total net deferred tax assets	14,307	39,750

Net deferred tax asset (liability)	$(3,347)	$22,068

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

16.	INCOME TAXES (continued)

The reconciliation of income taxes computed at the respective statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Income tax expense computed at the respective statutory rates	$3,217	$2,679	$5,038
Changes in tax rates	(79)	875	94
Tax holiday concession	(4,077)	(2,551)	(5,052)
Non-deductible items	4,038	2,594	3,288
Prior year true-up	—	—	(34)
Other	—	—	129
Non-taxable items	(752)	(1,938)	—
Change in valuation allowance affecting provision for income taxes	1,028	3,298	(401)

Total income tax expense from continuing operations	$3,375	$4,957	$3,062

The Company considers itself to be permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly no deferred income tax liability related to its foreign subsidiaries unremitted earnings have included in the Company’s provision for income taxes. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The Company records a valuation allowance on its deferred tax assets in an amount that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. In reaching this determination, the Company considers the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies. As of December 31, 2005 and 2006, the Company has provided a valuation allowance of $77,117 and $58,969 against its net deferred tax assets. For its calendar year ended December 31, 2006 the valuation allowance decreased by $18,148 which is the result of the tax effects of the Company’s operations as well as the Company’s determination of the amount that will be realized. A maximum of $32,886 of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce the goodwill.

At December 31, 2006, the Company had world wide net operating loss carryforwards of approximately $293,387 for income tax purposes, $122,011 of which will expire from 2007 to 2027 and $171,376 of which can be carried forward indefinitely. In the U.S., the Company had federal and state net operating loss carryovers of $51,699 of which $36,465 are subject to significant limitation provisions. The Company also had a U.S. net capital loss carryover of $10,279 which will expire in 2008 and are subject to significant limitation provisions. The limitation provisions which are imposed by the U.S. Internal Revenue Service significantly restrict the Company’s ability to realize the benefits of these U.S. carryovers. In addition to the net operating losses described above, the company has approximately $2,994 of additional deductions related to equity based compensation awards, the tax benefit of which will be allocated to additional paid in capital when the company recognizes the actual cash tax benefit.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

16.	INCOME TAXES (continued)

Newpalm (China) Information Technology Company Limited (“Newpalm”), a subsidiary of Palmweb Inc. established in the PRC, is governed by the Income Tax Laws of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Newpalm is subject to corporate income tax at a rate of 33% (30% state income tax plus 3% local income tax). Under the PRC Income Tax Laws, foreign investment enterprises satisfying certain criteria receive preferential tax treatment. Because Newpalm has obtained the status of “manufacturing enterprise”, it is entitled to a reduced corporate income tax rate of 15%. During the year ended December 31, 2005, Newpalm received a confirmation from the relevant tax authorities that it would be fully exempt from PRC corporate income tax for the 2004 fiscal year and is entitled to a 50% tax reduction from 2005 to 2007 fiscal years. The tax concessions were $2,443 and $1,470 for the years ended December 31, 2005 and 2006, respectively, and the per share effects were approximately $0.02 and Nil for the years ended December 31, 2005 and 2006, respectively.

Beijing He He established in the PRC, is governed by the PRC Income Tax Laws. Under the PRC Income Tax Laws, enterprises satisfying certain criteria receive preferential tax treatment. Because Beijing He He has obtained the status of “new high technology enterprise” and is registered and operating in the Beijing Zhongguancun Science Park, it is entitled to a reduced corporate income tax rate of 15% upon expiry of its tax holiday period. Beijing He He was granted a “tax holiday” for exemption of PRC corporate income tax for three years starting from 2003 and is entitled to a 50% tax reduction, subject to official approval from the relevant PRC tax authority, for three consecutive years starting from 2006. The tax concession was Nil and $90 for the years ended December 31, 2005 and 2006, respectively, and the per share effect was approximately Nil and Nil for the years ended December 31, 2005 and 2006.

Pivotal Bangalore Software Development Private Limited (“Pivotal India”), a subsidiary of Pivotal Corporation established in India, is subject to Indian corporate income tax at a rate of 35%. Upon fulfilling certain criteria, Pivotal India is entitled to certain Indian corporate income tax exemptions due to its status as a “100% Software Export Oriented Unit” located in the Bangalore Software Technology Park. Management believes that the necessary criteria for tax exemption have been met for the full year of 2004 and 2005 and accordingly, no provision for Indian corporate income tax has been made for the years. The tax concessions were $108 and $289 for the years ended December 31, 2005 and 2006, respectively, and the per share effect was Nil and Nil for the years ended December 31, 2005 and 2006. The corporate income tax exemption is available until March 31, 2009. Management believes that Pivotal India will fulfill the necessary criteria for tax exemption in future periods. The effect of the future tax exemptions will be recognized when the fulfillment of such criteria is ascertained.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

17.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the years ended December 31, 2004, 2005, and 2006, are calculated using the two-class stock method, which is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to participation rights in undistributed earnings. Basic earnings (loss) per share is calculated by dividing net earnings available to common stockholders by weighted-average common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing net earnings available to common stockholders by weighted-average common shares outstanding during the period plus dilutive potential common shares. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2004		2005		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator for basic and diluted earnings (loss) per share:
CDC Corporation net income (loss)	$(5,967)	$(5,967)	$(3,514)	$(3,514)	$10,840	$10,840
Net adjustments(a)	1,565	1,530	50	46	—	(9)

Adjusted earnings (loss) available from continuing operations	(4,402)	(4,437)	(3,464)	(3,468)	10,840	10,831
Amount allocated to convertible noteholders	—	—	—	—	(223)	(225)

Net earnings (loss) available to common stockholders from continuing operations	(4,402)	(4,437)	(3,464)	(3,468)	10,617	10,606
Earnings (loss) available from discontinued operations	(1,560)	(1,560)	(50)	(50)	—	—

Net earnings (loss) available to common stockholders for per-share calculation	$(5,962)	$(5,997)	$(3,514)	$(3,518)	$10,617	$10,606

Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	105,898,392	105,898,392	111,085,657	111,085,657	107,950,544	107,950,544
Employee compensation related shares, including stock options(b)	—	—	—	—	—	1,128,848

Total weighted average number of shares	105,898,392	105,898,392	111,085,657	111,085,657	107,950,544	109,079,391

Per share amounts:
Earnings (loss) from continuing operations	$(0.04)	$(0.04)	$(0.03)	$(0.03)	$0.10	$0.10
Earnings (loss) from discontinued operations	(0.01)	(0.01)	(0.00)	(0.00)	—	—

Net earnings (loss) per share	$(0.06)	$(0.06)	$(0.03)	$(0.03)	$0.10	$0.10

(a)	Includes the basic and dilutive effects of subsidiary-issued stock-based awards
(b)	The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s stock options for 2004 and 2005 because their inclusion would have been antidilutive.

Income has been allocated to the common stock and convertible notes based on their respective rights to share in dividends. 2,263,642 weighted average shares related to the convertible notes were not included in the 2006 diluted earnings per share calculation because to do so would have been antidilutive.

Earnings-per-share amounts are computed independently for earnings (loss) from continuing operations, earnings (loss) from discontinued operations and net earnings (loss). As a result, the sum of per-share amounts from continuing operations and discontinued operations may not equal the per-share amounts for net earnings.

During the year ended December 31, 2006, the Company agreed to issue 343,617 Class A common shares in future years as additional purchase consideration for acquired subsidiaries. All of these shares have been included in the Company’s weighted average basic and diluted earnings per share calculation for the year ended December 31, 2006.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

18.	DISCONTINUED OPERATIONS

The Company reviews all business units monthly and analyzes the (i) cash flow performance; (ii) profitability; and (iii) viability of the business units.

These reviews are conducted in the context of the overall strategic direction of the Company. If a business unit is not profitable, has negative cash flows, does not appear to have growth potential or a path to profitability, and does not fit with the Company’s overall strategy, management may discontinue it either through sale to a third party (“disposal”) or liquidation/closure (“dissolution”) of the business.

During 2004, the Company sold and closed certain unprofitable subsidiaries, primarily in the Software and Internet and Media segments, while certain discontinued subsidiaries were included in the Others segment. During 2005 and 2006, the Company did not have material discontinued operations.

The following table sets forth the balance sheet and statement of operations information, including the Company’s net loss on disposal/dissolution, for operations discontinued during the years ended December 31, 2004, 2005 and 2006:

	Year ended December, 31 2004	Year ended December, 31 2005	Year ended December, 31 2006
Total assets as of the date of disposal/dissolution	$2,177	$4	$—
Total liabilities as of the date of disposal/dissolution	$418	—	$—

Revenues	$864	—	$—
Pre-tax loss	$(610)	$(47)	$—
Net loss	$(610)	$(47)	$—
Net loss on disposal/dissolution	$(950)	$(3)	$—

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The total fair value of available-for-sale equity securities in listed companies as of December 31, 2005 and 2006 were $659 and $3,532, respectively, based on the market values of publicly traded shares as of December 31, 2005 and 2006.

The total fair value of the CDO investments as of December 31, 2005 and 2006 were Nil and $39,009, respectively, based on the determination by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rate of returns offered on comparable investments with comparable risks as of December 31, 2005 and 2006.

The total fair value of available-for-sale debt securities as of December 31, 2005 and 2006 were $148,151 and $83,905, respectively, based on the market values of publicly traded debt securities and the estimated fair values of unlisted debt securities, as determined by management of the Company having regard to the prices of the most recent reported sales and purchases of the securities as of December 31, 2005 and 2006.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The total fair value of held-to-maturity debt securities as of December 31, 2005 and 2006 were Nil and $30,504, respectively, based on the market values of publicly traded debt securities and the estimated fair values of unlisted debt securities, as determined by management of the Company having regard to the prices of the most recent reported sales and purchases of the securities as of December 31, 2005 and 2006.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate to their fair values because of their short maturities.

The fair value of the Company’s $25,000 note receivable from Symphony (Note 7) was estimated at $25,235 and $26,320 at December 31, 2005 and 2006, respectively, based on discounted future cash flows, considering borrowing rates available for notes with similar terms and maturities.

20.	CONCENTRATION OF RISKS

The Company is exposed to market risk from changes in foreign currency exchange rates and to a lesser extent, interest rates which could affect its future results of operations and financial condition. The Company manages the exposure to these risks through its operating and financing activities.

Risks Related to CDO Investments (Note 6)

The equity portion of the Company’s investment in CDOs represents preference shares in the residual value of the underlying securities in the CDO. The underlying securities in the CDO are debt obligations of varying quality and risk. The preference shares are subject to the following types of risk:

Illiquidity and Market Value Volatility Risk

There can be no assurance of a liquid secondary market for our CDO investments. Our investment in preference shares could be particularly exposed to both liquidity and market value volatility risk if a CDO is required to liquidate assets and is forced to accept sales prices less than those paid for the assets or less than what the collateral manager may consider to be their fair value. The collateral consists primarily of securities not registered under the Securities Act of 1933 and should be considered illiquid. As a result, should a default or event of default occur under the CDO Indenture which would permit or require liquidation of the collateral, there is no assurance that a ready market will exist for the collateral and the proceeds of such sale may not be sufficient to repay the preference shares in full.

Prepayment Risk

The amount and frequency of payments of amounts due to the holders of preference shares in a CDO investment will depend on, among other things, the level of LIBOR, treasury yields and spreads, returns with respect to eligible investments, the extent to which portfolio collateral becomes defaulted portfolio collateral and scheduled payments of principal or retirement prior to the stated maturity of the underlying collateral through mandatory or optional redemption, sale, maturity or other liquidation or disposition. In addition, the redemption (upon a mandatory redemption) or other payment of principal of the underlying collateral, which will depend in part on the foregoing factors, will result in reduced leverage and may affect the yield to holders of the preference shares.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

20.	CONCENTRATION OF RISKS

Default and Yield Risk

Preference shares in a CDO investment typically bear the risk of loss or other shortfalls prior to any classes of securities which are senior to them, and as a consequence are extremely sensitive to the delinquency and loss performance of the underlying assets. Any such losses and other shortfalls with respect to the collateral will be borne first by the holders of the preference shares and then by the holders of the most junior class of notes then outstanding. Further, the rate at which principal payments will be received on the securities will be dependent on the rate of principal payments (including prepayments) on the underlying assets and may fluctuate significantly over time. Such fluctuations will affect the yield to the issuer, as holder of such securities. The entities housing these CDO investments are VIEs, however, as our ownership in each does not constitute a primary beneficiary interest, we have not consolidated either entity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risks consist principally of cash and cash equivalents, investments, accounts receivable, notes receivable and other receivables. The maximum amount of loss would be $119,845 if the counterparties for non-government sponsored entity security investments, accounts receivable, notes receivable and other receivables failed to perform.

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

Concentration of Business Risk

Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 20%, 18% and 15% of the Company’s revenue for the years ended December 31, 2004, 2005 and 2006, respectively.

Dependence on Mobile Telecommunication Operators

The Company offers mobile services and applications to customers primarily through the two mobile network operators in the PRC, China Mobile Communications Corporation and China United Telecommunications Corporation, which serve most of the PRC’s mobile subscribers. Such dominant market position limits the Company’s negotiating leverage with these network operators. If the Company’s various contracts with either network operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer the services, and the business would be significantly impaired. For the year ended December 31, 2006, the Company derived 10.2% of its total revenues from mobile services and applications business, a substantial portion of which was derived using the networks of the mobile network operators.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

20.	CONCENTRATION OF RISKS (continued)

Current Vulnerability due to Certain Concentrations

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. The PRC government has been pursuing economic reform policies for the past 20 years, however, the PRC government may discontinue or alter such policies especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. Additionally, the PRC government’s pursuit of economic reforms may not be consistent or effective.

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

21.	SHARE CAPITAL

Pursuant to its articles of association, the Company is authorized to issue up to 800,000,000 shares of Class A common shares and up to 5,000,000 shares of preferred shares. The holder of each Class A Common Share is entitled to one vote on all matters upon which the Class A Common Share is entitled to vote. The Board of Directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to fix the designations, powers, preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. At December 31, 2005 and 2006, there are no preferred shares outstanding.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

21.	SHARE CAPITAL (continued)

The following table sets forth the number and price range of shares issued during the years ended December 31, 2004, 2005 and 2006 from the exercise of stock options granted to employees, and the number and price range of shares repurchased and retired during the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Class A common shares issued for exercise of stock options	1,068,473	281,523	2,400,796
Range of purchase prices per share	$0.43 to $7.00	$0.43 to $3.49	$0.43 to $8.34

Class A common shares issued for exercise of employee stock purchase plan	—	177,873	161,232
Range of purchase prices per share	—	$2.58 to $2.67	$4.49 to $9.07

Class A common shares repurchased	—	—	6,088,624
Range of repurchase prices per share	—	—	$3.91 to $5.67

Repurchased Class A common shares retired	—	—	—
Range of retirement prices per share	—	—	—

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

During the year ended December 31, 2006, 15,710 Class A common shares of the Company were issued at prices ranging from $4.14 to $5.73 per share in connection with the acquisition of Ross.

During the year ended December 31, 2006, 150,000 Class A common shares of the Company were issued at prices ranging from $3.95 to $6.15 per share for the acquisition of c360.

During the year ended December 31, 2006, the Company agreed to issue 343,617 Class A common shares during future years as additional purchase consideration for acquired subsidiaries.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	STOCK-BASED COMPENSATION PLANS

CDC Corporation

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

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares (“Shares”) which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under the 1999 Stock Option Plan (the “1999 Plan”). As of December 31, 2006, of the 20 million Shares reserved for grant under the 1999 Plan, 1,546,570 Shares remain available for future grant, and there are 15,830,332 Shares to be issued upon the exercise of outstanding options under the 1999 Plan. The 2005 Plan is administered by a committee of the Board of Directors, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period.

1999 Plan

The Company’s 1999 Plan was replaced by the 2005 Plan described above. Upon adoption of the 1999 Plan, 12 million Shares were reserved for issuance to employees of, consultants and advisors to the Company and its subsidiaries. During 2000, options for the purchase of an additional 8 million Shares were made available, which increased the options available for grants for the purchase of Shares to 20 million. Options granted under the 1999 Plan vest ratably over a period of 1 to 4 years, and have terms of 10 years.

On December 29, 2005, the Company’s Compensation Committee approved the acceleration of vesting of certain unvested and “out of the money” stock options with exercise prices equal to or greater than $3.50 per share which were previously awarded to employees, including executive officers and directors, under the 1999 Plan. The acceleration was effective as of December 29, 2005. Options to purchase approximately 1.7 million shares of common stock, or 37 % of the Company’s outstanding unvested options were subject to the acceleration. The options had a range of exercise prices of $3.79 to $7.38 and a weighted average exercise price of $4.32. The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options upon the adoption of SFAS 123(R) in January 2006. The Company also believed that because the options that were accelerated had exercise prices in excess of the current market value of the Company’s common stock, the options had limited economic value and were not fully achieving their original objective of employee retention and incentive compensation.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

The following table summarizes information concerning outstanding options and stock appreciation rights at December 31, 2006.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	54,436	7.64	$0.53	$488
$1.06-$1.98	116,403	6.77	$1.80	897
$2.05-$2.99	1,696,606	6.34	$2.85	11,278
$3.02-$3.80	3,117,046	6.29	$3.28	19,398
$3.95-$5.00	8,010,038	7.42	$4.28	41,851
$5.06-$9.94	2,545,744	6.88	$6.13	8,579
$10.66-$19.19	70,979	4.00	$14.71	—
$21.62-$29.92	174,300	3.39	$24.44	—
$32.13-$48.41	22,860	3.21	$38.33	—
$58.56-$68.81	21,920	3.26	$61.58	—

December 31, 2006 outstanding	15,830,332			$82,491

The following table summarizes information concerning exercisable options and stock appreciation rights at December 31, 2006.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	54,194	7.64	$0.53	$486
$1.06-$1.98	112,783	6.74	$1.80	868
$2.05-$2.99	1,338,211	5.72	$2.83	8,928
$3.02-$3.80	1,123,634	5.98	$3.35	6,911
$3.95-$5.00	3,292,539	5.00	$4.67	15,892
$5.06-$9.94	1,035,750	6.47	$6.15	3,468
$10.66-$19.19	70,979	4.00	$14.71	—
$21.62-$29.92	174,300	3.39	$24.44	—
$32.13-$48.41	22,860	3.21	$38.33	—
$58.56-$68.81	21,920	3.26	$61.58	—

December 31, 2006 exercisable	7,247,170			$36,553

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

The following table summarizes information concerning options and stock appreciation rights expected to vest at December 31, 2006.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	174	7.65	$0.43	$2
$1.06-$1.98	2,606	7.65	$1.66	20
$2.05-$2.99	267,669	8.66	$2.94	1,755
$3.02-$3.80	1,569,656	7.52	$3.23	9,835
$3.95-$5.00	2,228,600	9.20	$4.00	12,255
$5.06-$9.94	1,087,196	7.16	$6.12	3,680
$10.66-$19.19	—	—	$—	—
$21.62-$29.92	—	—	$—	—
$32.13-$48.41	—	—	$—	—
$58.56-$68.81	—	—	$—	—

December 31, 2006 expected to vest	5,155,902			$27,547

A summary of the Company’s stock option and stock appreciation rights activities and related information for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	8,127,578	$5.94
Granted	6,742,407	$5.55
Forfeited	(1,270,215)	$9.07
Exercised	(1,068,473)	$3.80

Outstanding at the end of the year	12,531,297	$5.60

Exercisable at the end of the year	6,641,577

Weighted-average grant-date fair value of options granted during the year	$4.35

Intrinsic value of options exercised during the year	$5,287

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

	2005
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	12,531,297	$5.60
Granted	2,629,500	$3.03
Forfeited	(3,212,136)	$6.12
Exercised	(281,523)	$1.33

Outstanding at the end of the year	11,667,138	$4.98

Exercisable at the end of the year	9,523,610

Weighted-average grant-date fair value of options granted during the year	$1.67

Intrinsic value of options exercised during the year	$363

	2006
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	11,667,138	$4.98
Granted	9,252,999	$4.15
Forfeited	(2,597,132)	$7.15
Exercised	(2,492,673)	$3.18

Outstanding at the end of the year	15,830,332	$5.19

Exercisable at the end of the year	7,247,170	$5.11

Weighted-average grant-date fair value of options granted during the year	$2.51

Intrinsic value of options exercised during the year	$7,934

Included in the number of options are 2,713,619 stock appreciation rights outstanding at December 31, 2006. The Company accounts for stock appreciation rights in accordance with SFAS 123(R). Stock appreciation rights are settled in shares and have similar characteristics as stock options. The Company issued no stock appreciation rights in 2004 and 2005 and 2,878,000 in 2006.

Compensation expense charged to operations during the year ended December 31, 2006 relating to stock options and stock appreciation rights was $3,902. As of December 31, 2006, the Company had unrecognized compensation expense of $13,386 before taxes, related to stock option awards and stock appreciation rights. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 2.4 years.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

The fair value of options that vested during the years ended December 31, 2004, 2005 and 2006 was not significantly different that the amount of stock compensation expense that was charged to operations during the year ended December 31, 2006 or that would have been charged to operations during the years ended December 31, 2004 and 2005 under SFAS 123(R) as disclosed within Note 2. Net cash proceeds from the exercise of stock options during the years ended December 31, 2004, 2005 and 2006 were $4,061, $1,052 and $8,512, respectively.

2004 Employee Share Purchase Plan

During 2004, the Company established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Class A common shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 1,000 Class A common shares for each plan period. The maximum number of Class A common shares, issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period. Compensation expense charged to operations during the year ended December 31, 2006 relating to the employee share purchase plan was $324.

China.com Inc.

The Company’s China.com Inc. subsidiary is registered on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM”) and maintains certain stock based compensation plans in addition to those maintained by the Company. China.com Inc. adopted a pre-IPO share option plan (the “Pre-IPO Plan”) and post-IPO share option plan (the “Post-IPO Plan”) on February 25, 2000 which will remain in force for 10 years. On April 30, 2002, the Company adopted a 2002 share option plan (the “2002 Plan”) which has an option life of 10 years. The Pre-IPO Plan and the Post-IPO Plan were operated for the purpose of recognizing the contributions of certain directors, employees, consultants and advisors of China.com Inc. and employees of the Company to the growth of China.com Inc. and/or the listing of shares of China.com Inc. on the GEM, while the 2002 Plan was operated for providing incentives and rewards to eligible participants who contribute to the success of China.com Inc.’s operations. Eligible participants of the Pre- IPO Plan and the Post-IPO Plan include China.com Inc.’s directors, employees, consultants and advisors of China.com Inc. and employees of China.com Inc. The eligible participants of the 2002 Plan include China.com Inc.’s directors, full-time and part-time employees, advisors, consultants, vendors and suppliers of China.com Inc. and employees of the Company (as defined in the 2002 Plan).

The maximum number of shares which can be granted under the Pre-IPO Plan and the Post-IPO Plan must not exceed 10% of the issued share capital of China.com Inc. as at the date of listing of the shares on the GEM. For the 2002 Plan, the maximum number of shares which can be granted must not exceed 10% of the issued shares of China.com Inc. at the date of approval of such plan. At December 31, 2006, the number of shares issuable under the Pre-IPO Plan, the Post-IPO Plan and the 2002 Plan was 12,038,120, 2,115,547 and 348,112,320, respectively, which represented approximately 8.27% in aggregate of China.com Inc.’s shares in issue at that date. Pursuant to the Pre-IPO Plan and the Post-IPO Plan (the “Plans”), no participant shall be granted an option which, if accepted and exercised in full, would result in such participant’s maximum entitlement exceeding 25% of the aggregate number of shares of China.com Inc. subject to the Plans. The maximum number of shares issuable as share options to each eligible participant in the 2002 Plan in any 12-month period up to and including the date of the grant to such participant shall not exceed 1% of the issued share capital of China.com Inc. from time to time. Any further grant of options in excess of this 1% limit must be subject to shareholders’ approval with that participant and associates abstaining from voting.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

Share options granted to a director, chief executive, management shareholder or substantial shareholder of China.com Inc., or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of China.com Inc., or to any of their associates, in excess of 0.1% of the shares of China.com Inc. in issue at any time or with an aggregate value (based on the closing price of China.com Inc.’s shares at the date of the grant) in excess of $641, within any 12-month period, are subject to shareholders’ approval in advance in a general meeting.

The offer of a grant of share options under the Plans must be accepted within 14 days from the date of the offer, upon payment of a nominal consideration of $.0001 in total by the grantee. For the 2002 Plan, the offer of a grant of share options must be accepted with 7 days from the date of the offer upon payment of a nominal consideration of $.0001 in total by the grantee. The exercise period of the share options granted is determinable by the directors. However, for the Plans, each of the grantees of the options is not allowed to exercise in aggregate in excess of 25%, 50% and 75% of shares comprised in the options granted within the first, second and third years from one year after the date of grant of options, respectively. All option shares must be exercised within 10 years from the date of grant of options.

The exercise price for the Pre-IPO Plan is determined by the final Hong Kong dollar price per share at which the shares are subscribed pursuant to the placing of 640,000,000 shares by China.com Inc. to professional and institutional investors and other persons made on the terms of the prospectus issued by China.com Inc. on 28th February, 2000 ($.24 per share).

The exercise price of the Post-IPO Plan and the 2002 Plan share options is determinable by the directors, but may not be less than the higher of (i) the closing price of China.com Inc.’s shares on the Stock Exchange on the date of grant of the share options; (ii) the average Stock Exchange closing price of China.com Inc.’s shares for the five trading days immediately preceding the date of the grant of the share options; and (iii) the nominal value of the share.

The share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

At December 31, 2006, the remaining life of the Plans is three years and two months and the remaining life of the 2002 Plan is five years and four months.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

The following table summarizes information concerning outstanding options at December 31, 2006.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.022-$0.026	71,038	5.87	$0.02	$2
$0.037-$0.044	868,755	4.33	$0.04	18
$0.065-$0.092	349,191,202	9.30	$0.06	153
$0.11	96,872	3.63	$0.11	—
$0.24	12,038,120	3.18	$0.24	—

December 31, 2006 outstanding	362,265,987			$173

The following table summarizes information concerning exercisable options at December 31, 2006.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.022-$0.026	71,038	5.87	$0.02	$2
$0.037-$0.044	868,755	4.33	$0.04	18
$0.065-$0.092	37,261,790	8.24	$0.07	9
$0.11	96,872	3.63	$0.11	—
$0.24	12,038,120	3.18	$0.24	—

December 31, 2006 exercisable	50,336,575			$29

The following table summarizes information concerning options expected to vest at December 31, 2006.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.022-$0.026	—	—	—	$—
$0.037-$0.044	—	—	—	—
$0.065-$0.092	277,617,177	9.42	$0.06	129
$0.11	—	—	—	—
$0.24	—	—	—	—

December 31, 2006 expected to vest	277,617,177			$129

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	STOCK-BASED COMPENSATION PLANS (continued)

A summary of China.com Inc.’s stock option activities and related information for the years ended December 31, 2005 and 2006 is as follows:

	2005
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	183,321,129	$0.16
Granted	86,666,667	$0.07
Forfeited	(16,068,534)	$0.18
Exercised	(26,579,592)	$0.04

Outstanding at the end of the year	227,339,670	$0.14

Exercisable at the end of the year	114,609,023

Weighted-average grant-date fair value of options granted during the year	$0.05

Intrinsic value of options exercised during the year	$709

	2006
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	227,339,670	$0.14
Granted	316,056,507	$0.06
Forfeited	(181,091,442)	$0.14
Exercised	(38,748)	$0.03

Outstanding at the end of the year	362,265,987	$0.07

Exercisable at the end of the year	50,336,575	$0.11

Weighted-average grant-date fair value of options granted during the year	$0.04

Intrinsic value of options exercised during the year	$2

Compensation expense charged to operations during the year ended December 31, 2006 relating to stock options was $3,474. As of December 31, 2006, China.com Inc. had unrecognized compensation expense of $3,519 before taxes, related to stock option awards. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 2.3 years.

The fair value of options that vested during the years ended December 31, 2004, 2005 and 2006 was not significantly different that the amount of stock compensation expense that was charged to operations during the year ended December 31, 2006 or that would have been charged to operations during the years ended December 31, 2004 and 2005 under SFAS 123(R) as disclosed within Note 2. Net cash proceeds from the exercise of stock options during the years ended December 31, 2004, 2005 and 2006 were $383, $1,143 and $1, respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

23.	EMPLOYEE BENEFIT PLANS

IMI, a subsidiary of the Company acquired in 2003, provides retirement benefits for substantially all employees in the U.S. and in foreign locations. In the U.S., the United Kingdom and the Netherlands, IMI sponsors defined contribution plans. In addition, IMI’s Swedish subsidiary (“IMAB”) has a supplemental defined contribution plan for certain key management employees. Contributions by IMI relating to its defined contribution plans for the years ended December 31, 2005 and 2006 amounted to $978 and $2,611, respectively.

IMAB also participates in several employee benefit plans (non-contributory for employees) which cover substantially all employees of its Swedish operations. The plans are in accordance with a nationally-agreed standard plan administered by a national organization, Pensionsregisteringsinstitute (“PRI”). These plans have been frozen and moved to the Swedish government for administration and distribution. Benefits are not paid by IMAB, but by the Swedish government. The level of benefits and actuarial assumptions used to account for these pension plans are calculated and established by the PRI and are solely based on the fully funded value of the predetermined pension payoff amount that was prescribed when the plans were transferred to the Swedish government during 2001, accordingly, IMAB will not change benefit levels or actuarial assumptions. In addition, since the actuarial assumptions are not disclosed to IMAB, no such disclosure is provided herein. The Company accounts for pensions in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits (Revised)” (“SFAS 132(R)”). During 2006, the Company paid $1,336 to satisfy the remaining liability under the IMI Benefit Plan and has subsequently been released from making future contributions to PRI related to this benefit plan.

The net periodic benefit cost for IMAB’s defined benefit pension plans in Sweden includes the following components:

	Year ended December 31, 2005	Year ended December 31, 2006
Service cost	$—	$—
Interest cost	73	28

Net periodic benefit cost	$73	$28

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

23.	EMPLOYEE BENEFIT PLANS

The following table sets forth the change in the benefit obligations for IMAB’s defined benefit plans in Sweden:

	Year ended December 31, 2005	Year ended December 31, 2006
Benefit obligations at beginning of year/at date of acquisition	$2,387	$1,673
Interest cost	73	28
Actuarial gains	(283)	(469)
Settlements	(570)	(1,336)
Effect of foreign currency exchange rate changes	66	104

Benefit obligations at end of year	$1,673	$—

The following table sets forth the plans’ funded status and the actuarial present value of benefit obligations as of December 31, 2005 and 2006:

	December 31, 2005	December 31, 2006
Unfunded status	$1,673	$—
Comprised of:
Long-term liability portion	$—	$—
Short-term liability portion	$1,673	$—

24.	RESTRUCTURING COSTS

As a result of the Company’s ongoing plan to rationalize, integrate and align its resources, the Company incurred certain restructuring costs of $3,760, $1,667 and $1,974 for the years ended December 31, 2004, 2005 and 2006, respectively. Restructuring costs are included in restructuring expenses in the consolidated statements of operations.

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

For the year ended December 31, 2005, the Company incurred and charged to expense $3,055 in restructuring costs principally at the Company’s corporate office, Pivotal, Ross and IMI. In 2005, the restructuring liability at Pivotal was reduced by $1,354 due to a change in estimate relating to lease facility closure costs.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

24.	RESTRUCTURING COSTS (continued)

For the year ended December 31, 2006, the Company incurred and charged to expense $2,943 in restructuring costs principally at IMI and Praxa. At IMI, restructuring costs were $2,288 comprised of $732 related to employee termination costs and $1,556 for closure of offices. At Praxa, restructuring costs were $323 comprised of $132 related to employee termination costs and $191 in other costs. In 2006, the restructuring liability at IMI was reduced by $711 due to a change in estimate relating to workforce reduction and by $353 due to a change in estimate relating to a lease termination.

At December 31, 2005 and 2006, the Company had a total of $7,354 and $6,010, respectively, in accruals relating to the business restructuring activities. Pivotal, Ross and IMI are included in the Software segment. Praxa is included in the Business Services segment.

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2004, is as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at January 1, 2004	$791	$7,329	$555	$8,675
Expensed in 2004	2,211	917	632	3,760
Amounts paid	(2,211)	(543)	(632)	(3,386)

Balance at December 31, 2004	$791	$7,703	$555	$9,049

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2005, is as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at January 1, 2005	$791	$7,703	$555	$9,049
Expensed in 2005	2,047	416	591	3,054
Adjustments to income	—	(1,354)	(34)	(1,388)
Amounts paid	(960)	(1,575)	(826)	(3,361)

Balance at December 31, 2005	$1,878	$5,190	$286	$7,354

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

24.	RESTRUCTURING COSTS (continued)

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2006, is as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at January 1, 2006	$1,878	$5,190	$286	$7,354
Expensed in 2006	1,183	1,556	204	2,943
Adjustments to income	(711)	(173)	(85)	(969)
Amounts paid	(2,115)	(965)	(238)	(3,318)

Balance at December 31, 2006	$235	$5,608	$167	$6,010

25.	PROPERTIES HELD FOR SALE

At December 31, 2004, the Company classified a building and the related land with a carrying amount of $2,992 as held for sale and such assets were stated at carrying value which was less than fair value less cost to sell. The land and building were sold in 2005 resulting in a gain of $1,181.

26.	CONTINGENCIES AND COMMITMENTS

Contingencies

As of May 31, 2007, other than as set forth below, there is no material litigation pending against the Company. The Company and its subsidiaries are a party to other litigation and claims incident to the ordinary course of business. While the results of such litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such other matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(a) Vertical Computer Systems, Inc./NOW Solutions LLC (“Vertical” or “NOW”). In February 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action against a Company’s subsidiary, Ross and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the sale of Ross’s HR/Payroll division to NOW in an amount of $3,500. Ross filed a motion for summary judgment in October 2004. The court denied this motion and converted Ross’ motion papers into a complaint. Other motions filed by Ross for dismissing NOW’s counterclaims were granted in February 2005. In May 2006, both Ross and Vertical filed summary motions against each other, which motions were denied by the Court in November 2006, finding that facts issues existed to be resolved at trial. In April 2007, the Court issued a directed verdict against the Company. The Company is awaiting the issuance of the final order and judgment by the Court, at which time the Company will determine if it will file an appeal. As a result of the directed verdict, the Company accrued $300 and $2,900 at December 31, 2005 and 2006, respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

26.	CONTINGENCIES AND COMMITMENTS (continued)

Contingencies (continued)

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

(c) Class Action Lawsuit. A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of the Company’s securities between July 12, 1999 (the date of the Company’s IPO) and December 6, 2000, inclusive. The complaint charges the Company and the underwriters in the Company’s IPO with violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that the prospectus used in the Company’s IPO was materially false and misleading because it failed to disclose, among other things, that (i) the underwriters had solicited and received excessive and undisclosed commissions from certain investors, in exchange for which the underwriters allocated to those investors material portions of the restricted numbers of the Company’s shares issued in connection with the IPO; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate the Company’s shares to those customers, in exchange for which the customers agreed to purchase additional shares in the aftermarket at pre-determined prices.

In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against the Company and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with the Company and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1,000,000 from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1,000,000, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to the Company’s insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3,900. The Company believes that it has sufficient insurance coverage to cover the maximum amount that the Company may be responsible for under the proposed settlement. The independent members of the Board of Directors approved the proposed settlement at a meeting held in June 2003. As of March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions. The Company is awaiting final approval of the settlement, pending satisfaction and waiver of such conditions, although the timing of such final approval is uncertain. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise as a result of the class action lawsuit.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

26.	CONTINGENCIES AND COMMITMENTS (continued)

Contingencies (continued)

(d) Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action in the High Court of Hong Kong against a Company subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of $742. Pleadings closed in April 2004 when Mr. Lam filed his reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join the Company as a party. The Company was joined in July 2006. In January 2007, Mr. Lam also joined a member of the Board of Directors, Mr. Peter Yip, to the proceedings. The Company believes that this action is without merit and it intends to vigorously defend such action. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise as a result of the class action lawsuit.

(e) Herkemij & Partners Knowledge (“Herkemij Knowledge”). In April 2004 Herkemij Kowledge, filed a civil action against the Company’s subsidiaries Ross and Ross Nederland alleging Ross and Ross Nederland developed a software program named iProject using documentation and source code from Herkemij Knowledge’s copyrighted Project Administration and Control System. The action includes counts for copyright infringement, misappropriation of trade secrets, and unfair competition and seeks, among other things, injunctive relief, damages totaling $5,000 to $10,000, and payment of royalties. In September 2004, the case against Ross Nederland was dismissed for lack of personal jurisdiction, and in February 2005, a hearing was held in which the judge refused to dismiss the case against Ross, but transferred the case to the Northern District Court of Georgia in Atlanta. In August 2005 the Northern District Court of Georgia granted Herkemij’s motion to amend the complaint. Based on representations of Ross made to the Court in October 2005, Herkemij sought to dismiss all claims without prejudice. Ross then filed its response seeking dismissal with prejudice and costs. In late 2006 the Court dismissed the case without prejudice and ordered Herkemji to reimburse Ross for part of its legal costs.

(f) Adding Value to Business Pty Ltd trading as Countrywide Systems Network (“Adding Value”). In December 2004, Adding Value filed a civil action against a Company’s subsidiary Praxa Limited, alleging breach of contract, misleading and deceptive conduct, and seeking various equitable remedies and damages. In June 2007, the action was fully settled without admission of liability on either party pursuant to a deed of settlement.

(g) Mantech International Corporation and ManTech Australia International Inc. (“ManTech”). In October 2005, ManTech filed a civil action against the Company’s subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty Ltd, collectively “CDC Australia” alleging that CDC Australia failed to pay $3,662 that was retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, CDC Australia filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The plaintiffs answered the requests for further and better particulars, and further directions as to the conduct of the action were given by the Court soon after plaintiff made payment of security for costs in January 2007. Discovery and interrogatories are due to be filed and served by July 2007. The Company believes that the $3,662 was rightfully retained by CDC Australia in accordance with the terms of the acquisition agreement, and the action is without merit. The Company intends to vigorously defend such action. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise as a result of the class action lawsuit.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

26.	CONTINGENCIES AND COMMITMENTS (continued)

Contingencies (continued)

(h) James Avery Craftsman Inc. (“James Avery”). In November 2006, James Avery filed a civil action against the Company’s subsidiaries Ross and Pivotal, alleging that Ross and Pivotal had breached a software license and professional service agreement and related agreements, and had misrepresented their abilities to perform services and deliver products. Ross and Pivotal answered James Avery’s petition filed in the action, removed the action to the United States District Court for the Western District of Texas, San Antonio Division, and asserted defenses and denials to James Avery’s claims. Subsequently, on or about March 2, 2007, Ross and Pivotal threatened to assert Counterclaims against James Avery in the Action for breach of contract, quantum merit and unjust enrichment. The Parties participated in mediation in March 2007, and executed a settlement and release agreement with respect to these matters in May 2007. The Company has evaluated this claim in conjunction with SFAS 5 and has determined that judgment against the Company is both probable and estimatible. Accordingly, the Company has accrued Nil and $600 at December 31, 2005 and 2006, respectively.

Commitments

As of December 31, 2006, the Company had future minimum lease payments under non-cancelable operating leases falling due as follows:

Year ended December 31,
2007	$9,658
2008	$7,745
2009	$6,019
2010	$5,160
2011	$4,613
Thereafter	$4,484

$37,679

The Company recorded rental expense of $9,630, $10,042, and $12,825 and sublease income of $2,986, $1,728, and $1,484 for the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, the Company had future minimum rentals to be received under subleases of $14,910.

27.	SEGMENT INFORMATION

Description of Products and Services by Segment

In 2005, the Company reported its operating results in four operating segments, “Software”, “Business Services”, “Mobile Services and Applications” and “Internet and Media”. In April 2006, in conjunction with the acquisition of 52% interest in Equity Pacific Limited (“Equity Pacific”) (Note 3(d)), the Company added “CDC Games” operating segment. Historically the Company accounted for the results of CDC Games under the equity basis and has included its proportionate share of losses in CDC Games in share of gains (losses) in equity investees in the accompanying consolidated statements of operations. Refer to Note 1 for a description of products and services offered by each segment.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

27.	SEGMENT INFORMATION (continued)

Information about Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on revenues and segment net income (loss). The Company excludes goodwill, intangible assets and related amortization, and other acquisition related expenses from its reportable segments and includes such items in the reconciling line for corporate and other unallocated amounts. The Company also uses segment net income (loss) as the measure of segment profitability. The following items are included in the evaluation of segment performance: revenues from external customers, depreciation and amortization (excluding the amortization of purchased intangibles), net interest income and expense, income tax benefit (expense) and net income (loss). Information about assets and liabilities other than the total segment assets is not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in Note 2.

Factors Management Used to Identify the Enterprise’s Reportable Segments

The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately and are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s segment information is as follows:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment revenues from external customers:
Software	$107,648	$158,804	$175,374
Business Services	42,927	42,686	65,448
Mobile Services and Applications	23,694	34,389	31,862
Internet and Media	8,183	8,995	10,064
CDC Games	—	—	26,780

Total consolidated revenues	$182,452	$244,874	$309,528

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment depreciation and amortization expenses:
Software	$8,590	$12,845	$14,654
Business Services	2,426	803	1,905
Mobile Services and Applications	2,232	1,818	815
Internet and Media	368	366	1,517
CDC Games	—	—	2,822

	13,616	15,832	21,713
Corporate and other unallocated amounts	1,193	1,272	675

Total consolidated depreciation and amortization expenses	$14,809	$17,104	$22,388

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

27.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment interest income (expense), net:
Software	$585	$713	$646
Business Services	36	126	(15)
Mobile Services and Applications	168	253	337
Internet and Media	(2)	16	30
CDC Games	—	—	58

	787	1,108	1,056
Corporate and other unallocated amounts	6,971	5,791	6,410

Total consolidated net interest income	$7,758	$6,899	$7,466

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment income tax expense (benefit):
Software	$(3,639)	$(405)	$588
Business Services	410	1,422	791
Mobile Services and Applications	(392)	710	515
Internet and Media	39	113	273
CDC Games	—	—	—

	(3,582)	1,840	2,167
Corporate and other unallocated amounts	6,957	3,117	895

Total consolidated tax expense:	$3,375	$4,957	$3,062

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment net income (loss):
Software	$12,562	$8,232	$11,878
Business Services	572	3,253	2,565
Mobile Services and Applications	11,562	4,904	6,152
Internet and Media	(197)	(949)	528
CDC Games	—	—	12,160

	24,505	15,440	33,283
Corporate and other unallocated amounts	(30,472)	(18,954)	(22,443)

Total consolidated net (loss) income	$5,967	$(3,514)	$10,840

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

27.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2005	Year ended December 31, 2006
Segment assets:
Software	$88,497	$294,511
Business Services	18,145	106,694
Mobile Services and Applications	32,551	130,320
Internet and Media	9,862	23,163
CDC Games	—	83,590

	149,055	638,278
Corporate and other unallocated amounts	483,977	219,155

Total consolidated assets	$633,032	$857,433

The Company’s segment information by geographical segment is as follows. Revenues are attributed to countries based on the location of customers.

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment revenues from external customers:

North America	$59,830	$100,987	$129,537
Europe, Middle East and Africa (“EMEA”)	50,033	63,805	81,612
Asia-Pacific	71,912	75,927	98,379
Others	677	4,155

Total consolidated revenues	$182,452	$244,874	$309,528

	Year ended December 31, 2005	Year ended December 31, 2006
Segment long-lived assets:

North America	$57,022	$67,683
EMEA	1,780	12,907
Asia-Pacific	21,676	33,019
Others	(678)	—

Total consolidated long-lived assets	$79,800	$113,609

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

28.	SUBSEQUENT EVENTS

BBMF Senior Secured Loan Agreement. In January 2007, the Company entered into a senior secured loan agreement with BBMF pursuant to which the Company provided a $3,000 loan to BBMF, for working capital purposes and to accelerate the business expansion of BBMF (Note 15).

Respond Group Ltd. (“Respond”). In February 2007, the Company acquired 100% of the shares of Respond, a provider of enterprise class complaints, feedback and customer service solutions. Under the terms of the share purchase agreement, the Company paid approximately $15,000 at closing, subject to various adjustments. In addition, the Company agreed to pay up to a maximum of $14,000 of additional consideration based upon 2007, 2008 and 2009 revenues. Revenues must exceed $12,000 during each annual period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional compensation payments are subject to holdback in the event of breaches of representations and warranties, and various other adjustments.

Saratoga Systems Inc. (“Saratoga”). In April 2007, the Company entered into an agreement to acquire through a merger Saratoga, a provider of enterprise CRM and wireless CRM applications. Under the terms of the agreement, the Company agreed to pay not more than $35,000 in cash in connection with the merger, with $30,000 paid at closing and $5,000 placed into escrow for an 18 month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments.

Vectra Corporation (“Vectra”). In May 2007, a subsidiary of the Company, completed the acquisition of a majority interest in Vectra, a provider of information security consulting services, managed services and enterprise security solutions. Under the terms of a share purchase agreement, the Company paid approximately $144 in cash at closing for such majority interest in Vectra.

CDC Games Studio. In March 2007, the Company formed CDC Games Studio which represented an expansion of an online games developer program announced in August 2006. CDC Games Studio seeks to make strategic investments with selected game developers and also support emerging game developers with the resources they need to develop innovative new games. CDC Games Studio seeks to attract talented games development companies around the world, including in Korea, the U.S., Europe and the PRC, which may already have operations in the PRC or are seeking to relocate or expand into the PRC to take advantage of the market demand for new games, talent in the PRC available for games development and tax incentives available to companies developing games for domestic distribution as well as for export. CDC Games Studio looks to fund the creation of new online games, as well as acquire rights to develop game titles in the PRC, with the goal of publishing and distributing them on a global scale. As of March 31, 2007, CDC Games has entered into definitive agreements for three investments under this program.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

28.	SUBSEQUENT EVENTS (continued)

•

Gorilla Banana Entertainment Corp. (“Gorilla Banana”). In December 2006, the Company entered into a subscription agreement pursuant to which it agreed to make an investment of $1,600, payable in two installments, in Gorilla Banana, an independent online games development company in Korea. This investment, which was subject to certain regulatory approvals, was closed, and consideration was exchanged, upon receipt these required approvals in first quarter of 2007. In connection with this investment, the Company acquired a minority equity stake in Gorilla Banana and options to increase its minority stake in Gorilla Banana during the 18 month period following closing. Furthermore, the Company also acquired the exclusive right to distribute Gorilla Banana’s game, Red Blood, based on a popular comic book series in Korea, in India and the PRC, in exchange for the payment of a royalty on gross revenues the Company may receive for this game. In addition, the Company also entered into a shareholders’ agreement with the existing shareholders of Gorilla Banana pursuant to which the parties agreed to certain uses of funding, preemptive and maintenance rights, rights of first refusal, restrictions on share transfers and sales, board representation rights, information rights and other matters. The founders and executives of Gorilla Banana are experienced developers and executives, including former game directors at NCsoft, one of the largest online game publishers in South Korea, the founding chairman of the Korea Game Developers Association from 1999 to 2005, and former executives at Grigon Entertainment.

•

Auran. In March 2007, the Company entered into a subscription agreement pursuant to which it made an investment of approximately $3,000 in Auran, a leading developer of online games in Australia. In connection with this investment, the Company acquired a minority equity stake in Auran and options to increase its minority stake in Auran during the 6 month period following closing. Under the Company’s agreements with Auran, it paid approximately $1,500 in cash at closing in exchange for 50% of its minority stake and is required to pay, in exchange for the final 50% of its minority stake, approximately $1,500 within 15 days of the occurrence of Open Beta testing (as defined therein) for Fury. The Company also entered into: (i) a facilitation agreement pursuant to which it obtained rights to receive, for a period of 8 years from the Effective Date (as defined therein) a percentage of net revenues received by Auran relating to its online game, Fury, which is being developed, or any XBLA game (Microsoft’s Xbox Live Arcade) developed by Auran, in exchange for the Company providing certain advisory services to Auran; and (ii) a shareholders’ agreement with the existing shareholders of Auran pursuant to which the parties agreed to certain uses of funding, restrictions on share issuances and transfers, pre-emptive rights, rights of first refusal, board representation rights, information rights and other matters. Fury is an innovative game that blends MMORPG and FPS (first person shooter) genres.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

27.	SUBSEQUENT EVENTS (continued)

•

MGame Corporation (“MGame”). In March 2007, the Company entered into a subscription agreement pursuant to which it made an investment of approximately $5,000 in MGame, one of South Korea’s leading developers of online games, including the Company’s current game, Yulgang. In connection with this investment, the Company acquired a minority equity stake in MGame, for which it paid MGame $5,000 at closing. The Company also obtained rights relating to its access to information on MGame, observation rights on MGame’s board of directors, pre-emptive and anti-dilution rights, as well as a right for the Company to consent prior to the issuance of new debt by MGame over certain monetary thresholds. Additionally, in March 2007, the Company entered into an exclusive game license agreement with MGame pursuant to which the Company received exclusive rights to distribute the simplified Chinese version of MGame’s next MMORPG, Wind Forest Fire Mountain, in the PRC (including Hong Kong and Macau) until 2010. In consideration thereof, the Company will make cash payments to MGame totaling $5,000 within one year.