Form 20-F/A
period 2006-12-31
CDC CORP
filed 2008-06-30
CIK 1076770

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

Index to Exhibits

Exhibit 12.1	Certification of CEO required by Rule 13a-14(a)
Exhibit 12.2	Certification of CFO required by Rule 13a-14(a)
Exhibit 13.(a).1	Certification of CEO pursuant to Section 906
Exhibit 13.(a).2	Certification of CFO pursuant to Section 906
Exhibit 15.(a).5	Consent of Deloitte & Touche LLP dated June 30, 2008
Exhibit 15.(a).6	Consent of Ernst & Young dated June 30, 2008
Exhibit 15.(a).7	Consent of Deloitte Touche Tohmatsu June 30, 2008

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the annual report on Form 20-F (the “Annual Report”) of CDC Corporation (the “Company”) for the year ended December 31, 2006, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2007 (the “Annual Report Filing Date”) is to: (i) amend and restate Note 27, “Segment Information” to the Notes to Consolidated Financial Statements for the period ended December 31, 2006 to correct certain accounting errors contained therein, as more fully described below (the “Restatement”); and (ii) include amendments in the Annual Report to address comments received by the Company from the U.S. Securities and Exchange Commission (the “SEC”) in comment letters dated November 30, 2007 and January 25, 2008 (collectively, the “SEC Comments”).

The following items have been amended in this Amendment No. 1 as a result of the Restatement or the SEC Comments:

Part I – Item 4A – Unresolved Staff Comments

Part I – Item 5 – Operating and Financial Review and Prospects

Part I – Item 8 – Financial Information

Part II – Item 15T – Controls and Procedures

Part III – Item 18 – Financial Statements

Part III – Item 19 – Exhibits

Restatement of Notes to 2006 Financial Statements

The Restatement relates to certain amounts presented in the business segment footnote to the Company’s consolidated financial statements for the year ended December 31, 2006. The Restatement adjustments are limited to the business segment footnote and do not affect any other reported amounts or disclosures in the Company’s consolidated financial statements for the year ended December 31, 2006. Consolidated net income for the Company for the year ended December 31, 2006 remained unchanged.

The Company concluded that the financial statement footnote disclosure of segment net income (loss) for fiscal year ended December 31, 2006 contained in Footnote 27 of Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 contained two accounting errors related to the allocation of expenses among the Company’s business segments. First, an aggregate of approximately $6.3 million of purchased intangibles amortization expense related to certain acquisitions was improperly allocated to the Software and Business Services segments. Purchased intangible amortization should have been included in the measurement of Corporate segment net income (loss). Second, an inter-company consolidation adjustment within the Mobile Services and Applications segment of approximately $8.5 million was improperly allocated to the Corporate segment.

Other Changes

The Company made the following additional changes to the Annual Report:

•

We made several clarifying changes to Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Item 5. A. to make it easier for the reader of our financial statements to understand our results.

•

We corrected two amounts within the operating cash flow section of the Consolidated Statement of Cash Flows, as discussed in Footnote 2 of Notes to Consolidated Financial Statements. Each of these two amounts offset the other, and had no impact on total cash provided by operating activities.

•

We expanded our disclosure around our revenue recognition policy for CDC Games included in Footnote 2 of Notes to Consolidated Financial Statements to explain the Company’s return policy for prepaid cards.

•	We expanded to description of the assets purchases for certain business combinations included in Footnote 3 of Notes to Consolidated Financial Statements.

Other than as set forth herein, the Company has not modified or updated any other disclosures in the Annual Report. The Company has made no changes to the Items in the Annual Report other than those set forth above, and accordingly, it has omitted all such unchanged information.

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

Cautionary Statement

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Amendment No. 1 to our Annual Report on the Form 20-F/A. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under Item 3.D. of this Annual Report on the Form 20-F, “Key Information – Risk Factors”.

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

•

CDC Games. Our Games business is principally derived from online game services in China. We operate our Massively Multiplayer Online Role-Playing Games, or MMORPGs, under two models. The first model is the traditional subscription based pay-to-play, where users purchase pre-paid cards, or the PP-Cards, to play for a fixed number of hours. The second model is free-to-play, under which players are able to access the games free of charge but may choose to purchase in-game merchandise or premium features to enhance their game playing experience, such purchases can only be made through the use of PP-Cards.

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

Deferred Tax Valuation Allowance

It is our policy that income taxes are determined under the liability method as required by SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not more likely than not to be realized.

The Company records a valuation allowance on its deferred tax assets in an amount that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. In reaching this determination, the Company considers the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies. As of December 31, 2005 and 2006, the Company has provided a valuation allowance of $77.1 million and $59.0 million, respectively, against its net deferred tax assets. For its calendar year ended December 31, 2006 the valuation allowance decreased by $18.1 million which is the result of the tax effects of the Company's operations as well as the Company's determination of the amount that will be realized. A maximum of $32.9 million of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce the goodwill. The portion of the change in the valuation allowance resulting in a decrease in goodwill principally relates to the Company’s recovery of deferred tax assets acquired in business combinations for which a valuation allowance was recorded at the time of acquisition. One of our Canadian subsidiaries which was acquired in fiscal 2004, had a significant net operating loss carryforward with a limited carryover period at acquisition. Based on the earnings history of this subsidiary since the acquisition date, the valuation allowance established at acquisition was lowered in fiscal 2006 by approximately $18.0 million with a corresponding adjustment to goodwill. This adjustment had the most significant impact on the overall decrease in the valuation allowance. Forecasted pre-tax income for this subsidiary would have to decrease by approximately 50% of its projected income in order to impact the fiscal 2006 valuation adjustment.

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

License revenues increased from $38.5 million in 2005 to $46.3 million in 2006, an increase of $7.8 million, primarily due to increases in new license sales of our legacy products of $5.7 million and acquisitions in our software group of $3.0 million. New software sales were strong in global vertical industries including financial services, discrete and process manufacturing, and homebuilding. Maintenance and consulting services revenues in our software segment increased from $120.3 million in 2005 to $129 million in 2006, an increase of $8.7 million, primarily associated with installation and professional services associated with a larger customer base. As a percentage of total software revenues, license revenues comprised 26% of Software revenues in 2006 compared to 24% in 2005, and maintenance and consulting services revenues comprised 74% of the total in 2006 compared to 76% in 2005.

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

Segment Profit and Loss

Software segment net income as a percentage of revenues increased from 5% in 2005 to 7% in 2006 due to higher sales by Software segment in 2006 which were not followed by higher SG&A costs in this segment. Business Services segment net income decreased from 8% in 2005 to 4% in 2006 due to decreased customer demands at our subsidiary in Australia. These sales were not immediately followed by the reduction in SG&A expenses resulting in lower net income in our business services segment. Mobile Services and Application segment net income and Internet and Media segment net income increase in 2006 as a result of a reorganization and reduction in overhead costs in these two segments. Net loss in Corporate and Other Unallocated Amounts increased from $19.0 million in 2005 to $22.4 million in 2006 resulting from higher general and administrative expense related to statutory, legal and audit compliance. Additionally, during 2006 we incurred increased corporate costs related to moving certain accounting and finance functions from Hong Kong to the United States and compliance costs related to the Sarbanes-Oxley Act of 2002. We expect these costs to remain relatively constant in 2007.

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

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Net cash provided by operating activities	$10,790	$11,948	$39,331
Net cash provided by (used in) investing activities	3,629	8,614	(51,022)
Net cash provided by (used in) financing activities	40,246	(36,353)	137,695
Effect of exchange rate changes on cash	33	(696)	3,826
Net increase (decrease) in cash and cash equivalents	54,698	(16,487)	129,829
Cash and cash equivalents at beginning of period	55,508	110,206	93,719
Cash and cash equivalents as at end of period	$110,206	$93,719	$223,548

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

Sources and Uses of Cash for the Year ended December 31, 2006

Operating Activities

Net cash provided by operating activities increased by $27.4 million from $11.9 million in 2005 to $39.3 million in 2006. The increased resulted from the increase in net income of $14.3 million, the increase in noncash charges of $6.8 million and the reduction in the use of cash for working capital requirements of $6.3 million. The increase in noncash charges was primarily the result of an increase in the amortization of intangible assets of $4.8 million, which can be attributed to our strategic growth plan and our numerous 2006 acquisitions, and an increase in stock compensation expenses of $6.3 million due to the adoption of FAS 123(R), offset by a decrease in deferred tax expense of $2.6 million. Working capital requirements decreased primarily as a result of the overall growth of over business, which led to increased overall expenses and accruals. Increased accounts payable and accrued expenses, were a source of cash in 2006 of $9.6 million compared to a use of cash of $3.4 million in 2005. This increase in accounts payable and accrued expenses was offset by an increase in deposits, prepayments and other receivables which were a use of cash of $6.4 million in 2006 compared to a source of cash of $1.2 million in 2005.

Net cash provided by operating activities was $10.8 million in 2004 resulting primarily from a net loss of $6.0 million, depreciation and amortization of $14.8 million, deferred income taxes of $1.7 million, stock compensation expense of $2.1 million, offset by $7.5 million related to changes in other operating assets and liabilities.

Investing Activities

Cash used in investing activities of $51.0 million in 2006 compared to cash provided by investing activities of $8.6 million in 2005, reflecting an increase in cash used in the acquisition of subsidiaries of $17.9 million and an increase in cash used to purchase marketable securities of $43.0 million. Purchases of intangible assets, including capitalized software, increased $5.7 million from $7.8 million in 2005 to $13.5 million in 2006. Cash provided by investing activities included proceeds from the disposal of marketable securities, which increased from $30.6 million in 2005 to $35.9 million in 2006, and an increase in proceeds from the disposal of cost investments of $6.5 million from $1.1 million in 2005 to $7.6 million in 2006. In addition, we generated $4.3 million in cash proceeds from the disposal of property and equipment during 2005 and $0 in 2006. Capital expenditures increased by $0.7 million to $4.4 million in 2006 from $3.7 million in 2005.

In 2004, net cash provided by investing activities was $3.6 million primarily as a result of $212.1 million generated by maturity/disposal of available for sale securities offset by $112.7 million for purchases of subsidiaries, net of cash acquired and $80.3 million related to purchases of new available for sale securities.

We anticipate capital expenditures in 2007 of approximately $5.1 million.

We do not currently anticipate any unusual future cash outlays relating to capital expenditures.

Financing Activities

Net cash provided by financing activities increased by $174.1 million to $137.7 million in 2006 from a use of cash of $36.4 million in 2005. This increase was primarily the result of the issuance of $168.0 million in convertible notes in November 2006 combined with the proceeds of purchase note agreements of $38.7 million and an increase in the issuance of share capital of $7.4 million. These increases were offset by cash used in financing activities of $28.0 million for the repurchase of 6,088,624 common shares, which were made pursuant to plans or programs approved by our board of directors.

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

The following table summarizes our contractual obligations as of December 31, 2006:

	Payments due by period, in thousands
	Total	Less than 1 year	1 – 3 years	3-5 years	5 years
Operating lease obligations (1)	$37,679	$9,658	$13,764	$9,773	$4,484
Short-term debt obligations	18,991	18,991	—	—	—
Interest on short-term debt obligations	286	286	—	—	—
Convertible notes	168,000	—	—	—	168,000
Interest on convertible notes	30,660	6,300	12,600	11,760	—
Purchase considerations (2)	6,878	4,443	2,435	—	—

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
(2)	Purchase consideration includes fixed payments and adjustable payments contingent upon meeting certain performance requirements. Excludes future payments of up to $24.2 million which are based on total future revenue.

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

In conjunction with the Company’s investment in Cayman in 2003, it became a 51% owner of Indutri-Matematik International Corp. (“IMI”). The Company then entered into a put option agreement with Symphony, where Symphony has an option to sell to the Company all of its 49% interest in IMI at any time during the twelve months following the occurrence of unpermitted changes in the composition of IMI’s executive committee being overruled by the IMI board, or modifications to the rights, powers or responsibilities of IMI’s executive committee without the approval of the directors appointed by Symphony. The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. This put option agreement meets the definition of a derivative and the Company determined that it did not require any accounting recognition at the inception date or at the end of each of the reporting period presented based on the insignificant fair market value assigned to the derivative.

In conjunction with the Symphony Note, the Company entered into certain written arrangements with Symphony that meet the definition of a derivative. The Company determined that such derivatives did not require any accounting recognition at the inception date or at the end of each of the reporting period presented based on the insignificant fair market value assigned to these derivatives. See “Note 7- Note Receivable” in “Item 18- Financial Statements” for further discussion of the Symphony Note.

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

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements of CDC Corporation were included as pages F-1 to F-63 of the Annual Report. The amended and restated consolidated financial statements of CDC Corporation are included as pages F-1 to F-84 of this Amendment No. 1.

B.	Significant Changes

Not applicable.

PART II

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the Company’s required disclosure.

As described below, material weaknesses were identified in the Company’s internal control over financial reporting. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting refers to a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and members of the Company’s board of directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control—Integrated Framework.”

As a result of management’s evaluation of the Company’s internal control over financial reporting, management has concluded that, as of December 31, 2006, material weaknesses existed in the Company’s internal control over financial reporting. The Company has identified material weaknesses relating to insufficient resources with the appropriate level of expertise in the accounting and finance organizations to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of the Company’s nonroutine transactions. The material weaknesses were originally noted in conjunction with the restatement of the 2005 financial statements as documented in the Company’s Form 20-F/A to the 2005 Annual Report.

As a result of the material weaknesses described above, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2006 based on the “Internal Control—Integrated Framework” set forth in COSO.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, excluded the companies acquired after January 1, 2006. The total assets of these acquisitions represented 11% of consolidated total assets and 18% of consolidated total revenues of the Company as of and for the year ended December 31, 2006. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the U.S. Securities and Exchange Commission.

Remediation Plans for Material Weaknesses

Since the material weaknesses were identified in conjunction with the restatement of the Company’s 2005 financial statements, the Company has implemented, or plans to implement, certain measures to remediate the identified material weaknesses and to enhance the Company’s internal control over its financial reporting processes. As of the date of the filing, the Company has implemented, or is in the process of implementing, the following measures:

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

The Company believes that these remediation actions represent ongoing improvement measures. While the Company has taken steps to remediate its material weaknesses, the Company believes that, as of December 31, 2006, these steps were not yet implemented to the extent required to fully remediate those material weaknesses and additional measures were required. The effectiveness of these additional remediation efforts will not be known until the Company performs a test of these additional controls in connection with management’s tests of internal controls over financial reporting that the Company will undertake as of December 31, 2007.

As of December 31, 2006, the company was considered an “accelerated foreign filer” as defined in the rules promulgated by the U.S. Securities and Exchange Commission. Accordingly, this annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered

Changes in Internal Control over Financial Reporting

In response to the material weaknesses described above, during 2006 the Company made the following changes in internal control over financial reporting:

•	Increased the size, expertise and training of its finance and accounting staff.

•	Assigned individuals with significant industry experience and increased the involvement of its senior finance team members in the preparation and review of financial statements.

•	Improved its financial organization and control environment.

While these changes occurred during 2006, the changes were not implemented to the extent required to remediate the material weaknesses. Other than as set forth above, there have not been any changes in internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART III

ITEM 18.	FINANCIAL STATEMENTS

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2006 on pages F-1 to F-84 of this Annual Report.

Additionally, the audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006 are attached as an exhibit to our annual report on Form 20-F in the year ended December 31, 2006.

ITEM 19.	EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. yy

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software Corporation 2007 Stock Incentive Plan. yy

2(a).6	CDC Games Corporation 2007 Stock Incentive Plan. yy

2.(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. yy

2.(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. yy

2.(b).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. yy

2.(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. yy

4.(a).1	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. ****

4.(a).2	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. ****

4(a).3	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. y y

4(a).4	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. yy

4(a).5	Share Purchase Agreement dated as of July 25, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).6	Amendment to Share Purchase Agreement dated as of October 5, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).7	Amendment to Share Purchase Agreement dated as of November 9, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).8	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. yy

4(a).9	Guaranty Agreement dated as of October 6, 2006 by CDC Corporation. yy

4(a).10	Stock Purchase Agreement by and between CDC Games Corporation and China.com Corp., Limited, dated as of November 11, 2006. yy

4(a).11	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. yy

4(a).12	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. yy

4(a).13	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. yy

4(a).14	Merger Agreement dated as of April 16, 2007 by and among CDC Software Inc., a Delaware corporation, CDC Merger Sub, Inc., a California corporation, Saratoga Systems Inc., a California corporation, Mark R. Elconin and Alvin W. Smith. yy

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Termination and Release Agreement by and between CD Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).4	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. Y

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. yy

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte & Touche LLP. yy

15(a).2	Consent of Ernst & Young. yy

15(a).3	Consent of Deloitte Touche Tohmatsu. yy

15(a).4	Audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006. yy

15(a).5	Consent of Deloitte & Touche LLP dated June 30, 2008. ^

15(a).6	Consent of Ernst & Young dated June 30, 2008. ^

15(a).7	Consent of Deloitte Touche Tohmatsu dated June 30, 2008. ^

15(a).8	Consent of Deloitte Touche Tohmatsu dated June 21, 2006. ****

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
Y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
yy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on July 2, 2007.
^	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 30th day of June, 2008.

CDC CORPORATION
(Registrant)

By:	/s/ Peter Yip
Peter Yip
Chief Executive Officer

INDEX TO EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. yy

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software Corporation 2007 Stock Incentive Plan. yy

2(a).6	CDC Games Corporation 2007 Stock Incentive Plan. yy

2.(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. yy

2.(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. yy

2.(b).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. yy

2.(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. yy

4.(a).1	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. ****

4.(a).2	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. ****

4(a).3	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. y y

4(a).4	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. yy

4(a).5	Share Purchase Agreement dated as of July 25, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).6	Amendment to Share Purchase Agreement dated as of October 5, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).7	Amendment to Share Purchase Agreement dated as of November 9, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).8	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. yy

4(a).9	Guaranty Agreement dated as of October 6, 2006 by CDC Corporation. yy

4(a).10	Stock Purchase Agreement by and between CDC Games Corporation and China.com Corp., Limited, dated as of November 11, 2006. yy

4(a).11	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. yy

4(a).12	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. yy

4(a).13	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. yy

4(a).14	Merger Agreement dated as of April 16, 2007 by and among CDC Software Inc., a Delaware corporation, CDC Merger Sub, Inc., a California corporation, Saratoga Systems Inc., a California corporation, Mark R. Elconin and Alvin W. Smith. yy

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Termination and Release Agreement by and between CD Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).4	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. Y

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. yy

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte & Touche LLP. yy

15(a).2	Consent of Ernst & Young. yy

15(a).3	Consent of Deloitte Touche Tohmatsu. yy

15(a).4	Audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006. yy

15(a).5	Consent of Deloitte & Touche LLP dated June 30, 2008. ^

15(a).6	Consent of Ernst & Young dated June 30, 2008. ^

15(a).7	Consent of Deloitte Touche Tohmatsu dated June 30, 2008. ^

15(a).8	Consent of Deloitte Touche Tohmatsu dated June 21, 2006. ****

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
Y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
yy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on July 2, 2007.
^	Filed herewith.

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

As discussed in Notes 2 and 23, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share Based Payment,” effective January 1, 2006. As discussed in Note 27 Segment Information, the accompanying footnote disclosure of segment net income (loss) for fiscal year ended December 31, 2006 has been restated. Also, as discussed in Note 2, the Consolidated Statement of Cash Flows for 2006 has been restated.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 30, 2007 (June 30, 2008 as to the effects

    of the restatements discussed in Notes 2 and 27)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

CDC Corporation

We have audited the accompanying consolidated balance sheet of CDC Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of China.com Inc., an 81% owned subsidiary, and its subsidiaries for the period ended December 31, 2005 which statements reflect total assets constituting 34.6% and total revenues constituting 17.7% of the related 2005 consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for China.com Inc. and its subsidiaries, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CDC Corporation and subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.

As more fully described in Note 2, the Company restated its consolidated financial statements for each of the two years in the period ended December 31, 2005.

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

/s/ DELOITTE TOUCHE TOHMATSU
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

CDC Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands U.S. dollars, except share and per share data)

		Years ended December 31,
	Notes	2004	2005	2006
Revenues:
Software
Licenses		$28,581	$38,541	$46,260
Maintenance and consulting services		79,067	120,263	129,114
Business Services
IT products		2,083	2,079	3,038
Consulting services		37,308	37,139	59,315
Advertising		3,536	3,468	3,094
Mobile Services and Applications		23,694	34,389	31,862
Internet and Media		8,183	8,995	10,064
CDC Games		—	—	26,780

Total revenues		182,452	244,874	309,528

Cost of revenues:
Software
Licenses		(3,486)	(6,750)	(8,408)
Maintenance and consulting services		(39,754)	(55,792)	(61,115)
Amortization of purchased technologies		(3,485)	(5,528)	(5,009)
Business Services
IT products		(1,879)	(1,671)	(1,834)
Consulting services		(24,871)	(24,338)	(42,388)
Advertising		(1,326)	(1,159)	(978)
Mobile Services and Applications		(4,597)	(15,262)	(13,004)
Internet and Media		(3,319)	(3,449)	(4,095)
CDC Games		—	—	(10,631)

Total cost of revenues		(82,717)	(113,949)	(147,462)

Gross profit		99,735	130,925	162,066

Operating expenses:
Selling, general and administrative expenses		(80,326)	(100,549)	(125,500)
Research and development expenses		(13,825)	(22,605)	(19,981)
Depreciation and amortization expenses		(8,919)	(9,937)	(10,976)
Restructuring expenses	25	(3,760)	(1,667)	(1,974)

Total operating expenses		(106,830)	(134,758)	(158,431)

Operating income (loss)		(7,095)	(3,833)	3,635

Other income (expenses):
Interest income		9,654	8,156	10,680
Interest expense		(1,895)	(1,257)	(3,038)
Gain on disposal of available-for-sale securities		167	525	344
Gain on disposal of subsidiaries and cost investments		892	483	3,087
Gain on change in fair value of derivatives		—	—	531
Impairment of cost investments and available-for-sale securities		(1,362)	—	—
Share of income (losses) in equity investees		(468)	(1,172)	976

Total other income		6,988	6,735	12,579

Income (loss) before income taxes		(107)	2,902	16,214
Income tax expense	17	(3,375)	(4,957)	(3,062)

Income (loss) before minority interests		(3,482)	(2,055)	13,152
Minority interests in income of consolidated subsidiaries		(925)	(1,409)	(2,312)

Income (loss) from continuing operations		(4,407)	(3,464)	10,840
Discontinued operations:
Loss from operations of discontinued subsidiaries	19	(610)	(47)	—
Loss on disposal/dissolution of discontinued subsidiaries, net	19	(950)	(3)	—

Net income (loss)		$(5,967)	$(3,514)	$10,840

Basic earnings (loss) per share from continuing operations	18	$(0.04)	$(0.03)	$0.10

Diluted earnings (loss) per share from continuing operations	18	$(0.04)	$(0.03)	$0.10

Basic and diluted earnings (loss) per share	18	$(0.06)	$(0.03)	$0.10

Diluted earnings (loss) per share	18	$(0.06)	$(0.03)	$0.10

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands U.S. dollars, except share and per share data)

	Years Ended, December 31,
	2004	2005	2006
OPERATING ACTIVITIES:
Net (loss) income	$(5,967)	$(3,514)	$10,840
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	925	1,409	2,312
Loss (gain) on disposal/write-off of property and equipment	1,055	(1,179)	137
Gain on disposal of available-for-sale securities	(167)	(525)	(344)
Loss (gain) on disposal of subsidiaries and cost investments	401	(483)	(3,087)
Amortization of intangible assets	11,088	13,238	18,002
Depreciation	3,721	3,866	4,385
Stock compensation expenses	2,051	1,421	7,700
Share of income (losses) in equity investees	468	1,172	(976)
Impairment of cost investments and available-for-sale securities	1,362	—	—
Deferred provision for income taxes	1,731	3,698	(1,082)
Expenses settled by issuance of shares	1,612	—	—
Interest (income) expense	—	(390)	273
Fair market value adjustment of derivative instruments	—	—	(531)
Changes in operating assets and liabilities:
Accounts receivable	(12,485)	(5,024)	(6,402)
Deposits, prepayments and other receivables	3,545	1,210	(6,353)
Other assets	200	(1,500)	306
Accounts payable	88	(419)	3,185
Accrued liabilities	(6,159)	(2,971)	6,445
Other payables	(444)	(956)	(453)
Deferred revenue	6,483	3,822	4,347
Income tax payable	1,644	(609)	1,567
Accrued pension liability	(683)	(707)	(1,673)
Other liabilities	321	389	732

Net cash provided by operating activities	$10,790	$11,948	$39,330

INVESTING ACTIVITIES:
Purchases of subsidiaries, net of cash acquired	$(112,724)	$(15,537)	$(33,428)
Purchases of property and equipment	(3,661)	(3,730)	(4,403)
Acquisition of equity investees	(4,000)	(3,500)	—
Purchases of securities	(80,314)	—	(43,067)
Purchases of intangible assets	(4,705)	(7,802)	(13,487)
Proceeds from disposal of securities	212,053	30,611	35,892
Proceeds from disposal of property and equipment	663	4,315	—
Proceeds (cash disbursements) from disposal of subsidiaries	(529)	1,140	—
Proceeds from disposal of cost investments	494	1,117	7,581
Decrease (increase) in restricted cash	(3,648)	2,000	(110)

Net cash provided (used) in investing activities	$3,629	$8,614	$(51,022)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	$4,061	$1,052	$8,512
Proceeds from bank loans	87,537	5,075	—
Repayment of bank loans	(51,352)	(42,480)	(45,987)
Proceeds from sale of convertible notes	—	—	168,000
Debt issuance costs	—	—	(3,460)
Proceeds of purchase note agreements	—	—	38,700
Purchases of treasury stock	—	—	(28,070)

Net cash provided by (used in) financing activities	$40,246	$(36,353)	$137,695

Effect of exchange differences on cash	33	(696)	3,826

Net increase (decrease) in cash and cash equivalents	$54,698	$(16,487)	$129,829
Cash and cash equivalents at beginning of year	55,508	110,206	93,719

Cash and cash equivalents at end of year	$110,206	$93,719	$223,548

Interest paid	$1,348	$955	$592
Income taxes paid	$—	$695	$1,988
Non-cash activities:
Class A common shares issued for settlement of other payables	$3,036	$—	$—
Reissuance of treasury stock for the acquisition of subsidiaries	$—	$—	$—
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	$49,610	$54	$741

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

Cash Flow Correction. Subsequent to the filing of the Company’s 2006 20-F, the Company noted that the deferred tax expense adjustment and the change in other liabilities on the 2006 Statement of Cash Flows was incorrect. The amount of deferred tax adjustment, an additive net income adjustment of $1,082, should have been presented as a subtractive adjustment to operating cash flows in the amount of $(1,082), and the amount of other liabilities, which was originally reported as a use of funds in the amount of $(1,430) should have reported as a source of funds in the amount of $732. The Company corrected these errors, and such amounts were off-set within cash provided by operating activities with no net impact on total cash provided by operating activities.

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

CDC Games

Revenue from CDC Games is principally derived by providing online game services in the Peoples Republic of China. CDC Games operates its Massively Multiplayer Online Role-Playing Games (“MMORPGs”) under two models. The first revenue model is the traditional subscription based pay-to-play, where users purchase pre-paid cards (the “PP-Cards”) to play for a fixed number of hours. The second revenue model is free-to-play, under which players are able to access the games free of charge, but may choose to purchase in-game merchandise or premium features to enhance their game playing experience. Such purchases can only be made through the use of PP-Cards.

End users are required to activate their PP-Cards by using access codes and passwords to exchange the value of these cards into game points, which are then deposited into their personal accounts. Points are consumed for online game services by trading them either for a pre-specified length of game playing time, in-game merchandise or premium features sold at online game stores.

All prepaid fees received by CDC Games from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for online game services, i.e., when game playing time occurs, in-game merchandise or premium features are delivered, or when the end customers are no longer entitled to access the online game services after keeping their accounts inactive for a certain period of time or upon the expiration of the PP-Cards. Distributors are permitted to return unsold PP-Cards under certain circumstances, including the termination of the game and the disqualification of distributor status. Returns of PP-Cards during 2006 were not material.

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

(d) Equity Pacific (continued)

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

The purchase price for 17game Group has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of the acquisition. Final allocations will be performed when estimates are finalized. The company expects no significant changes in fair value pending the completion of the fair value analyses by management. The preliminary allocation of the purchase price of $24,618, including direct expenses related to the acquisition was as follows:

		Useful Life
Current assets	$6,668
Goodwill	14,765
Customer base	1,510	1 years
Contract backlog	6,850	4 years
Developed technologies	16	1-5 years

Total assets acquired	29,809

Current liabilities	(4,699)
Deferred tax liabilities	(492)

Total liabilities assumed	(5,191)

Net assets acquired	$24,618

The goodwill was assigned to the CDC Games segment and such goodwill is not deductible for tax purposes.

(e) DB Professionals, Inc. (“DBPI”)

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

The Company acquired the business of DBPI for a total purchase price of $10,467 comprising of cash consideration of $8,850 payable upon closing, fixed payment of $1,400 payable on December 31, 2007 and $217 in direct expenses related to the acquisition. In addition, the Company also agreed to pay additional cash consideration of $1,400, payable April 30, 2008, based on a specified financial target, subject to an upward or downward adjustment. The contingent cash payment is also subject to adjustment in the event of breaches of representations and warranties.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS (continued)

(e) DB Professionals, Inc. (“DBPI”) (continued)

The purchase price for DBPI has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of the acquisition. Final allocations will be performed when estimates are finalized. The company expects no significant changes in fair value pending the completion of the fair value analyses by management. The preliminary allocation of the purchase price of $10,467, including direct expenses related to the acquisition was as follows:

		Useful Life
Current assets	$3,308
Property and equipment, net	51
Goodwill	4,285
Customer base	3,000	8 years
Work force	400	2-75 years
Trade Name	320	3 years

Total assets acquired	11,364

Deferred tax liabilities	(897)

Total liabilities assumed	(897)

Net assets acquired	$10,467

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

(f) TimeHeart Science Technology Limited (the “TimeHeart Group”)

The purchase price for TimeHeart Group has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of the acquisition. Final allocations will be performed when estimates are finalized. The company expects no significant changes in fair value pending the completion of the fair value analyses by management. The preliminary allocation of the purchase price of $5,512, including direct expenses related to the acquisition was as follows:

		Useful Life
Current assets	$1,728
Property and equipment, net	168
Goodwill	372
Customer base	3,000	1 year
Contract backlog	901	2-2.5 years
Developed technologies	1,080	4 years

Total assets acquired	6,495

Current liabilities	(722)
Deferred tax liabilities	(261)

Total liabilities assumed	(983)

Net assets acquired	$5,512

The goodwill was assigned to the Mobile Services and Applications segment and such goodwill is not deductible for tax purposes.

(g) Vis.align, Inc. (“Vis.align”)

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

(g) Vis.align, Inc. (“Vis.align”) (continued)

The purchase price for Vis.align has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of the acquisition. Final allocations will be performed when estimates are finalized. The company expects no significant changes in fair value pending the completion of the fair value analyses by management. The preliminary allocation of the purchase price of $4,650, including direct expenses related to the acquisition was as follows:

		Useful Life
Property and equipment, net	261
Goodwill	1,838
Customer base	3,900	4 years
Contract backlog	860	2.1 years
Trade Name	230	5 years

Total assets acquired	9,642

Current liabilities	(4,759)
Deferred tax liabilities	(233)

Total liabilities assumed	(4,992)

Net assets acquired	$4,650

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

In conjunction with individually insignificant acquisitions the Company acquired the following intangible assets by major class with the following weighted-average useful lives:

		Useful Life
Customer base:	$9,790	4-10 years
Developed technologies:	$3,120	6-7 years
Trade Names:	$470	1-5 years
Total:	$13,380	7.7 years

(i) Horizon IT Outsourcing Business (“Horizon”)

In February 2006, Software Galeria Inc., the Company’s 51% owned subsidiary (“SGI”), acquired the IT consulting services business of Horizon, which offers outsourced information technology professional services in the U.S. and Canada, utilizing India-based resources. The acquisition enabled the Company to enhance the Business Services segment through growth of outsourced information technology professional services line of business. Under the terms of the agreement, the Company paid $608 in cash at closing and paid an additional $608 of cash consideration in installments during 2006. The Company also agreed to pay additional cash consideration of $1,000 in 2007 and 2008 based on earnings before interest, taxes, depreciation and amortization (“EBITDA”) and 2007 EBITDA generated from the purchased business was, in each such year, at least $1,350. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2006 EBITDA and 2007 EBITDA is less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. In accordance with EITF 95-08 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-08”), the Company has accounted for these additional contingent payments as compensation because in accordance with the purchase agreement the payment is automatically forfeited if employment terminates and it was probable that certain performance criteria were going to be met. The Company has accrued $1,400 at December 31, 2006. Related to these additional consideration payments. In addition, the Company agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event the EBITDA generated from the purchased business exceeds specified targets during each of 2006, 2007 and 2008. No equity was issued to the sellers in 2008. The sellers have the right to put their equity interest back to the Company between April 2009 and April 2011 at a predetermined and fixed cash consideration. The fair value of this put was determined to be a nominal amount.

(j) c360 Solutions Incorporated (“c360”)

In April 2006, a subsidiary of the Company acquired 100% of the shares in c360, a global provider of CRM add-on products, industry-specific CRM solutions, and CRM development tools for Microsoft Dynamics CRM. The acquisition enabled the Company to expand globally through channel sales partners, and complements its market strategy to target mid-to-large sized organizations. Under the terms of the agreement, the Company paid $1,250 of cash and the Company issued 50,000 of its unregistered Class A common shares at closing. The 50,000 shares were valued as of the commitment date at $225. In addition, the Company paid $875 of additional cash consideration in January 2007 and agreed to pay $875 of additional cash consideration on the eighteen month anniversary of closing. The Company also agreed to issue to the sellers an additional 350,000 unregistered Class A common shares to be issued in 50,000 share increments every three months through the twenty-one month anniversary of closing. The 350,000 shares were valued as of the commitment date at $1,572. An additional 200,000 unregistered Class A common shares may be earned by the seller based upon certain performance targets through 2009. In accordance with EITF 95-08, the Company has accounted for these additional contingent shares as compensation because in accordance with the purchase agreement the payment is automatically forfeited if employment terminates and it was probable that certain performance criteria were going to be met. The Company has accrued $153 at December 31, 2006. Related to these additional consideration payments.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS (continued)

(j) c360 Solutions Incorporated (“c360”)

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

(k) OST International, Inc. (“OSTI”)

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

(l) MVI Technology (“MVI”)

In October 2006, the Company acquired MVI. MVI is a developer of a Real-time Performance Management solutions specifically designed for the food and beverage and consumer products industries that enables manufacturers to merge automated shop floor data, quality process control and manufacturing performance dashboards. Under the terms of the agreement, the Company paid approximately $5,273 of cash at closing. In addition, the Company agreed to pay up to a maximum of $12,000 of additional consideration based upon the revenues of MVI between months 1 through 12, 13 through 24 and 25 through 36 following the closing. Revenues must exceed $6,000 during each 12 month period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional consideration payments are subject to adjustment in the event of breaches of representations and warranties, and various other adjustments. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as compensation because in accordance with the purchase agreement the payment is automatically forfeited if employement terminates and it was probable that certain performance criteria were going to be met. The Company has accrued $164 at December 31, 2006 related to these additional consideration payments.

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

In conjunction with the Company’s investment in Cayman in 2003, it became a 51% owner of Indutri-Matematik International Corp. (“IMI”). The Company then entered into a put option agreement with Symphony, where Symphony has an option to sell to the Company all of its 49% interest in IMI at any time during the twelve months following the occurrence of unpermitted changes in the composition of IMI’s executive committee being overruled by the IMI board, or modifications to the rights, powers or responsibilities of IMI’s executive committee without the approval of the directors appointed by Symphony. The purchase price for Symphony’s interest in IMI is based on the financial performance of IMI, and is set at a fixed multiple of IMI’s annual revenues. This put option agreement meets the definition of a derivative and the Company determined that it did not require any accounting recognition at the inception date or at the end of each of the reporting period presented based on the insignificant fair market value assigned to the derivative.

In conjunction with the Symphony Note, the Company entered into certain written arrangements with Symphony that meet the definition of a derivative. The Company determined that such derivatives did not require any accounting recognition at the inception date or at the end of each of the reporting period presented based on the insignificant fair market value assigned to these derivatives.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

8.	PROPERTY AND EQUIPMENT

	December 31, 2005	December 31, 2006
Leasehold improvements	$2,133	$2,160
Furniture and fixtures	747	761
Office equipment	1,649	1,303
Computer equipment	26,312	28,869
Motor vehicles	320	151

	31,161	33,244
Less: Accumulated depreciation	(24,935)	(23,704)

Property and Equipment, net	$6,226	$9,540

Depreciation expense was $3,721, $3,866 and $4,385 for the years ended December 31, 2004, 2005 and 2006, respectively.

9.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

	Software	Business Services	Mobile Services and Applications	Internet and Media	CDC Games	Total
Balance as of December 31, 2004	$114,204	$18,474	$63,401	$5,659	$—	$201,738
Reallocation of goodwill	—	362	—	(362)	—	—
Foreign currency adjustment	(3,781)	(443)	1,552	138	—	(2,534)
Goodwill acquired during the year	—	2,048	1,521	—	—	3,569
Purchase accounting adjustments	(3,241)	712	419	—	—	(2,110)

Balance as of December 31, 2005	107,182	21,153	66,893	5,435	—	200,663
Foreign currency adjustment	2,886	493	2,412	183	—	5,974
Goodwill acquired during the year	4,358	5,863	2,246	—	14,765	27,232
Subsequent realization of tax benefit from acquired companies	(27,362)	(1,006)	(451)	—	—	(28,819)
Purchase accounting adjustments	—	—	—	—	—	—

Balance as of December 31, 2006	$87,064	$26,503	$71,100	$5,618	14,765	$205,050

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

10.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets as of December 31:

	2005			2006
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
URLs	$16,956	$(3,390)	$13,566	$16,950	$(4,238)	$12,712
Software applications and programs	46,374	(12,984)	33,390	61,057	(20,726)	40,331
Customer base and contracts	26,126	(10,277)	15,849	47,593	(17,413)	30,180
Business licenses and partnership agreements	5,290	(2,462)	2,828	18,137	(6,092)	12,045
Other	—	—	—	1,020	(160)	860

Intangible Assets	$94,746	$(29,113)	$65,633	$144,757	$(48,629)	$96,128

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

The net periodic benefit cost for IMAB’s defined benefit pension plans in Sweden includes the following components:

	Year ended December 31, 2005	Year ended December 31, 2006
Service cost	$—	$—
Interest cost	73	28

Net periodic benefit cost	$73	$28

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

23.	EMPLOYEE BENEFIT PLANS (continued)

The following table sets forth the change in the benefit obligations for IMAB’s defined benefit plans in Sweden:

	Year ended December 31, 2005	Year ended December 31, 2006
Benefit obligations at beginning of year/at date of acquisition	$2,387	$1,673
Interest cost	73	28
Actuarial gains	(283)	(469)
Settlements	(570)	(1,336)
Effect of foreign currency exchange rate changes	66	104

Benefit obligations at end of year	$1,673	$—

The following table sets forth the plans’ funded status and the actuarial present value of benefit obligations as of December 31, 2005 and 2006:

	December 31, 2005	December 31, 2006
Unfunded status	$1,673	$—
Comprised of:
Long-term liability portion	$—	$—
Short-term liability portion	$1,673	$—

24.	RESTRUCTURING COSTS

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

Information about Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on revenues and segment net income (loss). The following items are included in the evaluation of segment performance: revenues from external customers, depreciation and amortization, net interest income and expense, income tax benefit (expense) and net income (loss). The Company also uses segment net income (loss) as the measure of segment profitability and excludes purchase intangible assets amortization and other acquisition related expenses from its reportable segments and includes such items in the reconciling line for corporate and other unallocated amounts. In addition to these items, the Company includes the following items on the corporate and other unallocated amounts line: corporate general and administrative expenses related to statutory, legal and audit compliance, interest expense related to Corporate level debt, amortization of debt discount and gain (loss) on the change in fair value of derivatives related to the Company’s convertible notes, interest income and gain (loss) on the disposal of corporate held securities, and minority interest in the earnings or losses of consolidated investees. Information about assets and liabilities other than the total segment assets is not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in Note 2.

Factors Management Used to Identify the Enterprise’s Reportable Segments

The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately and are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s segment information is as follows:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment revenues from external customers:
Software	$107,648	$158,804	$175,374
Business Services	42,927	42,686	65,448
Mobile Services and Applications	23,694	34,389	31,862
Internet and Media	8,183	8,995	10,064
CDC Games	—	—	26,780

Total consolidated revenues	$182,452	$244,874	$309,528

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment depreciation and amortization expenses:
Software	$8,590	$12,845	$14,654
Business Services	2,426	803	1,905
Mobile Services and Applications	2,232	1,818	815
Internet and Media	368	366	1,517
CDC Games	—	—	2,822

	13,616	15,832	21,713
Corporate and other unallocated amounts	1,193	1,272	675

Total consolidated depreciation and amortization expenses	$14,809	$17,104	$22,388

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

27.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment interest income (expense), net:
Software	$585	$713	$646
Business Services	36	126	(15)
Mobile Services and Applications	168	253	337
Internet and Media	(2)	16	30
CDC Games	—	—	58

	787	1,108	1,056
Corporate and other unallocated amounts	6,971	5,791	6,410

Total consolidated net interest income	$7,758	$6,899	$7,466

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Segment income tax expense (benefit):
Software	$(3,639)	$(405)	$588
Business Services	410	1,422	791
Mobile Services and Applications	(392)	710	515
Internet and Media	39	113	273
CDC Games	—	—	—

	(3,582)	1,840	2,167
Corporate and other unallocated amounts	6,957	3,117	895

Total consolidated tax expense:	$3,375	$4,957	$3,062

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006 (Restated)
Segment net income (loss):
Software	$12,562	$8,232	$16,811
Business Services	572	3,253	(3,887)
Mobile Services and Applications	11,562	4,904	(2,367)
Internet and Media	(197)	(949)	528
CDC Games	—	—	12,160

	24,505	15,440	31,019
Corporate and other unallocated amounts	(30,472)	(18,954)	(20,179)

Total consolidated net (loss) income	$5,967	$(3,514)	$10,840

Restatement

The Company concluded that the financial statement footnote disclosure of segment net income (loss) for fiscal year ended December 31, 2006 contained two accounting errors related to the allocation of expenses among the Company’s business segments. First, an aggregate of approximately $6.3 million of purchased intangibles amortization expense related to certain acquisitions was improperly allocated to the Software and Business Services segments. Purchased intangible amortization should have been included in the measurement of Corporate segment net income (loss). Second, an inter-company consolidation adjustment within the Mobile Services and Applications segment of approximately $8.5 million was improperly allocated to the Corporate segment.

The amounts set forth below under Segment net income (loss) for the year ended December 31, 2006 have been restated as follows:

	As Previously Disclosed	As Restated	Difference
	Year ended December 31, 2006
Segment net income (loss):
Software	$11,878	$16,811	$4,933
Business Services	2,565	3,887	1,322
Mobile Services and Applications	6,152	(2,367)	(8,519)
Internet and Media	528	528	—
CDC Games	12,160	12,160	—

	33,283	31,019	(2,264)
Corporate and other unallocated amounts	(22,443)	(20,179)	2,264

Total consolidated net (loss) income	$10,840	$10,840	$—

Consolidated net income for the Company for the year ended December 31, 2006 remained unchanged.

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