Form 20-F
period 2007-12-31
CDC CORP
filed 2008-06-30
CIK 1076770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30134

CDC Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

c/o CDC Corporation Limited

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

852-2893-8200

e-mail: investor_relations@cdccorporation.net

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Class A common shares

Indicate the number of outstanding shares of each of the Issuer’s class of capital or common stock as of the close of the period covered by this Annual Report:

Class of shares	Number outstanding as of March 31, 2008
Class A common shares	106,992,519

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☒    International Financial Reporting Standards  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I.

General Introduction

In April 2005, we changed our name from “chinadotcom corporation” to “CDC Corporation”. Concurrently, in April 2005, our then 81%-owned subsidiary listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, changed its name from “hongkong.com Corporation” to “China.com Inc.” Throughout this Annual Report, we use the new names of these companies.

Furthermore:

•	All references herein to “China.com” refer to China.com Inc. and its subsidiaries, as applicable.

•	In this Annual Report, except as otherwise specified, all references to “we,” “us,” “our,” the “Company” or “CDC” refer to CDC Corporation and our consolidated subsidiaries.

•

In this Annual Report, any reference to “US GAAP” means the United States generally accepted accounting principles. The consolidated financial statements provided herein have been prepared in accordance with US GAAP.

•	Unless indicated otherwise, any reference to “U.S.$”, “US$”, or “$” is to United States dollars.

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

References in this Annual Report to Xinhua are to Xinhua News Agency.

CDC Software Factory™, CDC Global Services™, CDC MarketFirst™, CDC Supply Chain™, Respond Centerpoint®, Saratoga CRM™, and The Customer Driven Company™ are trademarks of CDC Corporation and/or its subsidiaries or affiliates. All other trade names, trademarks or service marks appearing in this Annual Report are the property of their respective owners and not the property of CDC Corporation or any of its subsidiaries or affiliates.

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

We have made forward-looking statements concerning the following, among others:

•	our goals and strategies in each of our present and target markets, and our plans for expansion;

•	our competitive strengths in each of our present and target markets, including our competitive advantages, strengths and opportunities in emerging growth and other geographic markets;

•	expectations and targets for our results of operations;

•	our business prospects;

•	our beliefs regarding our sales and distribution networks, the outcome of litigation matters and our compliance with all applicable regulations and policies;

•	our business prospects and the results of our strategic partnerships;

•	our development capabilities and our ability to build and maintain relationships with licensors;

•	the expected growth of the enterprise software, online games and internet and media markets, and the expectations of the customers and consumers in these industries;

•	the pace of change in the enterprise software, online games, internet and media markets, and the need for research and development;

•	the demand for, and utility, flexibility and characteristics of, our enterprise software, online games, internet and media products and services;

•	our relationships with our present and future customers, as well as our cross-selling opportunities; and

•	our acquisition and expansion strategy.

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

•	our ability to access capital in the future;

•	uncertain social, economic and political climate in Asia, the U.S. and throughout the rest of the world, and the possibility that such climate may deteriorate; and

•	increased global competition in all of our business segments.

Factors Relating to our Enterprise Software and Global Services Businesses

•	the development and licensing of software in general, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software;

•	the development of new software technologies and applications or services affecting our current and future business;

•	our ability to efficiently expand or restructure our software sales organization;

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

•	our ability to accurately estimate the costs of our global services engagements which are billed on a fixed price basis.

Factors Relating to our Online Games Business

•

the distribution, development and licensing of online games generally, including potential delays in software development and technical difficulties that may be encountered in the development of online games we may distribute;

•	our dependence on three online games for substantially all of our online games revenue;

•

our ability to maintain and build relationships with our current and potential future licensors of online games, correctly identify and implement our growth strategies, license or develop and launch new games, and manage the effects thereof on our existing game or games, detect and avoid programming errors, avoid piracy of our online games and adapt to changes in applicable regulations and consumer tastes;

•	the development of new networking technologies and online games which affect our current and future business;

•	the future growth of the online games market in the PRC and other countries;

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

Factors Relating to our China.com Businesses

•

our ability to obtain accurate and timely information regarding customer usage levels, manage the effects of network transmission failures, satisfy customers and the mobile network operators, avoid sanctions and penalties by regulators and the mobile network operators, effectively compete, and avoid competition with the mobile network operators and obtain content from third parties;

•	our ability to maintain up-to-date datasets in our database marketing business; and

•

our ability to survive changes in political, economic, legal and social environment in the PRC, including the Chinese government’s specific policies with respect to foreign investment in the telecommunications, internet and online games industries, economic growth, inflation, foreign exchange and the availability of credit.

Factors Relating to our Online Games and China.com Segments as a Result of Conducting Operations in the People’s Republic of China

•	our ability to manage risks relating to content which we may provide or communicate, or which may be provided, displayed or communicated by third parties;

•	the governmental control of currency conversion and exchange rates;

•	our contractual arrangements with our PRC-related entities, which may be difficult or impossible to enforce or may not be compliant with all applicable laws, rules and regulations; and

•	our ability to comply and maintain compliance with all applicable licensing, regulatory and business requirements, including, without limitation, tax and insurance regulations.

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

The following selected consolidated financial data of CDC and our subsidiaries should be read in conjunction with our consolidated balance sheets as of December 31, 2006 and 2007, and the related consolidated statements of operations, cash flows and shareholders’ equity for the three years ended December 31, 2005, 2006 and 2007 and the notes thereto, together referred to as the Consolidated Financial Statements, included in Item 18, Financial Statements, and the information included in Item 5, Operating and Financial Review and Prospects. The Consolidated Financial Statements have been prepared and presented in accordance with US GAAP.

For the year ended December 31, 2007, we reported operating results in five business segments, “Software,” “Global Services,” “CDC Games,” “China.com,” and “Mobile Services and Applications”. During 2005 we reorganized our business into two core business units, CDC Software and China.com, and during 2006 we further reorganized our business to add a third core business unit, CDC Games. The operations of Software and Global Services are included in the CDC Software business unit, the operations of CDC Games are included in the CDC Games business unit, and the operations of Mobile Services and Applications and China.com are included in the China.com business unit in all years presented. See “Note 22 – Segment Information” in Item 18, Financial Statements for additional disclosure of segment information.

During 2004 and 2005, we discontinued the operations of certain of our subsidiaries. The operating results of the discontinued operating units were retroactively reclassified as a loss from operations of discontinued subsidiaries, net of tax, in all periods presented in this Annual Report.

The following selected consolidated financial data of CDC and our subsidiaries is derived from our audited financial data, after adjustment for the reclassification of discontinued operations and segment reporting for the years ended December 31, 2005, 2006 and 2007.

CONSOLIDATED INCOME STATEMENT DATA:	Year ended December 31,
	(in thousands, except share and per share data)
	2003	2004	2005	2006	2007
Revenue:
CDC Software	$53,368	$150,575	$201,490	$240,821	$349,037
China.com	24,483	31,877	43,384	41,927	19,751
CDC Games	—	—	—	26,780	33,596

	77,851	182,452	244,874	309,528	402,384

Cost of Revenue:
CDC Software	(32,899)	(74,801)	(95,238)	(119,732)	(182,961)
China.com	(6,209)	(7,916)	(18,711)	(17,099)	(9,040)
CDC Games	—	—	—	(10,631)	(20,108)

	(39,108)	(82,717)	(113,949)	(147,462)	(212,109)

Gross profit	38,743	99,735	130,925	162,066	190,275

Sales and marketing expenses	(609)	(4,067)	(47,611)	(59,313)	(76,513)
Research and development expenses	—	(13,825)	(22,788)	(19,981)	(23,836)
General and administrative expenses	(30,997)	(76,259)	(56,608)	(64,548)	(93,531)
Amortization expenses	(6,829)	(8,919)	(6,084)	(8,315)	(12,657)
Restructuring and other charges	—	(3,760)	(1,667)	(6,274)	(11,258)
Goodwill impairment	—	—	—	—	(71,096)

Total operating expenses	(38,435)	(106,830)	(134,758)	(158,431)	(288,891)

Operating income (loss)	308	(7,095)	(3,833)	3,635	(98,616)

Other income, net	16,345	6,988	6,735	12,579	(14,118)

Income (loss) before income taxes	16,653	(107)	2,902	16,214	(112,734)
Income tax benefit (expenses)	448	(3,375)	(4,957)	(3,062)	(10,850)

Income (loss) before minority interests	17,101	(3,482)	(2,055)	13,152	(123,584)
Minority interests in losses (income) of consolidated subsidiaries	(2,257)	(925)	(1,409)	(2,312)	18,551

Income (loss) from continuing operations	14,844	(4,407)	(3,464)	10,840	(105,033)
Discontinued operations:
Loss from operations of discontinued subsidiaries, net of tax	924	(1,560)	(50)	—	—

Net income (loss)	$15,768	$(5,967)	$(3,514)	$10,840	$(105,033)

Basic and diluted earnings (loss) per share from continuing operations (1)	$0.14	$(0.04)	$(0.03)	$0.10	$(0.98)
Basic and diluted earnings (loss) per share (1)	$0.15	$(0.06)	$(0.03)	$0.10	$(0.98)
Weighted average number of shares:
Basic	100,532,594	105,898,392	111,085,657	107,950,544	107,160,474
Diluted	103,199,421	105,898,392	111,085,657	109,079,391	107,160,474

(1)	The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s warrants for 2003 and its stock options for 2004, 2005 and 2007 because their inclusion would have been anti-dilutive due to the required two class method of fully diluted per share used by the Company. 2,263,642 and 16,200,579 weighted average shares related to the convertible notes were not included in the 2006 and 2007 diluted earnings per share calculations, respectively, because to do so would have been antidilutive.

CONSOLIDATED BALANCE SHEET DATA:	As of December 31,
	(in thousands, except share data)
	2003	2004	2005	2006	2007
Cash and cash equivalents	$55,508	$110,206	$93,719	$223,548	$142,218
Restricted cash	238	3,886	1,886	1,996	9,066
Available-for-sale debt securities (1)	282,145	104,159	115,881	122,914	74,595
Working capital (2)	270,451	177,602	75,447	240,878	152,660
Total assets	553,074	677,946	619,326	857,433	803,601
Total Debt (3)	26,826	63,781	26,249	186,636	208,797
Total shareholders’ equity	395,701	449,976	446,705	454,623	358,824

(1)	Available-for-sale debt and equity securities include short and long-term available-for-sale debt and equity securities.
(2)	Working capital represents current assets less current liabilities.
(3)	Total debt includes short and long term bank loans, convertible notes and related embedded derivatives.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with other information included or incorporated by reference in this Annual Report in your decision as to whether or not to invest in our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Overall Business

Because our business model and strategy have evolved, we lack experience and have a limited operating history in our new markets and we may not be successful in meeting the needs of customers in these markets. Our operating results could fall below expectations, resulting in a decrease in our stock price.

We began in June 1997 as a pan-Asian integrated Internet company. Our business model and strategy have evolved with a new focus and goal to be a global company focused on enterprise software and business services through our CDC Software business unit, on online games through our CDC Games business unit and on internet and media services through our China.com business unit. You will not be able to evaluate our prospects solely by reviewing our past businesses and results, but should consider our prospects in light of the changes in our business focus. Each of our targeted markets is rapidly changing, and we may not successfully address the challenges in our new lines of business or adapt our business model and strategy to meet the needs of customers in these markets. If we fail to modify our business model or strategy to adapt to these markets, our business could suffer.

We have incurred losses in prior periods, may incur losses in the future and cannot provide any assurance that we can achieve or sustain profitability.

We have incurred operating losses in three of our last 5 fiscal years and net losses in three of our last 5 fiscal years as follows:

	2003	2004	2005	2006	2007
	(in thousands)
Operating income (loss)	$308	$(7,095)	$(3,833)	$3,635	$(98,616)
Net income (loss)	$15,768	$(5,967)	$(3,514)	$10,840	$(105,033)

Our operating losses and net losses may increase in the future, and we may not achieve or sustain operating profitability or net profitability. We may continue to incur operating losses and post net losses in the future due to several factors, including:

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

In addition, while, from time to time, we have experienced sequential quarterly increases in revenues, we cannot be certain that revenue growth will occur or continue in the future. We may see a reversal of any sequential growth in quarterly revenues due to several factors, including:

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

These factors could also adversely affect our ability to achieve or sustain profitability. We may not generate sufficient revenue to achieve or sustain profitability, or that we can sustain or increase profitability on a quarterly or annual basis. Even though our revenue is difficult to predict, we base our decisions regarding our operating expenses on anticipated revenue trends. Many of our expenses are relatively fixed, and we may not be able to quickly reduce spending in response to lower than expected revenue growth. As a result, revenue shortfalls could result in significantly lower income or result in a greater loss than anticipated for any given period, which could result in a decrease in our stock price. If revenue does not meet our expectations, or if operating expenses exceed what we anticipate or cannot be reduced accordingly, our business, results of operations and financial condition will be materially and adversely affected.

Our strategy of expansion through acquisitions or investments has been and will continue to be costly, may not be effective, and we may realize losses on our investments.

As a key component of our business and growth strategy, we have acquired and invested in, and may continue to acquire and invest in, companies and assets that we believe will enhance our business model, revenue base, operations and profitability, particularly relating to our strategy in enterprise software, global services and online games. Our acquisitions and investments have resulted in, and will continue to result in, the use of significant amounts of cash, the incurrence of debt, dilutive issuances of our common shares and amortization expenses related to certain intangible assets, each of which could materially and adversely affect our business, results of operations and financial condition.

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

During each of 2003, 2004, 2006 and 2007, we depended more on acquisitions for our increase in revenues than the organic growth of our businesses. We may not be successful in increasing our revenues through organic growth or through acquisitions and may lose our investment if we do not successfully integrate the businesses we acquire.

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

•

During 2004, our acquisitions included the acquisition of Pivotal Corporation, or Pivotal, a customer relationship management (CRM) company focused on mid-sized enterprises; the acquisition of Group Team Investments Limited, which holds Beijing He He Technology Co. Ltd. which operated Go2joy, a mobile services and applications provider based in Beijing, China; and the acquisition of Ross Systems, Inc., or Ross, an ERP company focused on the food and beverage, life sciences, chemicals, metals and natural products industries.

•

During 2006, our acquisitions included a number of enterprise software and business solutions companies, including: c360 Solutions, Inc., a provider of add-in products and development tools for Microsoft Dynamics CRM platform; MVI Holdings Limited, a real-time performance management solutions provider; DB Professionals, Inc., an outsourced IT support and consulting services provider based in Oregon; Vis.align, Inc., an enterprise solutions and IT services provider based in Pennsylvania; and OST International, an outsourced IT support and consulting services provider based in Illinois.

•

During 2007, our acquisitions included Respond Group Limited, an enterprise class complaints, feedback and customer service solutions provider in the U.K.; Saratoga Systems, an enterprise CRM and wireless CRM applications provider in the U.S.; the assets of PlanTec Pty Ltd and a majority interest in Vectra Corporation, information technology service providers in Australia; Catalyst International, an integrated supply chain execution solutions and services provider; and Snapdragon Consulting Pty. Ltd., a service provider focused on Microsoft CRM in October 2007.

Between 2003 and 2004, our consolidated net revenues increased 134%, or approximately $104.6 million, from $77.9 million in 2003 to $182.5 million in 2004 primarily due to the acquisitions of Ross, Pivotal, and Go2joy, as well as the inclusion of a full year of results from acquisitions made in 2003. Between 2004 and 2005, our consolidated net revenues increased 34%, or approximately $62.4 million, from $182.5 million in 2004 to $244.9 million primarily from the inclusion of Ross, Pivotal and Go2joy for the full year in 2005 and increased sales volumes in certain key products as discussed under the section entitled “Results of Operations” in Item 5, Operating Financial Review and Prospects. Between 2005 and 2006, our consolidated net revenues increased 26.4% or approximately $64.6 million, from $244.9 million in 2005 to $309.5 million in 2006, primarily as a result of acquisition related activities. Between 2006 and 2007, our consolidated net revenues increased 30% to, or approximately $92.9 million, from $309.5 million to $402.3 million, primarily as a result of acquisition-related activities.

Our ability to achieve organic growth in our businesses is subject to a number of risks and uncertainties, including the following:

•	our investments in sales and marketing, research and development and personnel training could require significant resources and may not ultimately prove successful in generating organic growth;

•	we may not be successful in introducing our products and services into new markets, such as the emerging markets, including China and India, targeted by our Software Group; and

•

our strategy to sell new products to our existing customer base, which has expanded through acquisitions, may not be successful or as profitable as we expect. Our customers sometimes do not find our other enterprise software applications to be as attractive as the ones they have previously purchased. In addition, the revenues generated from these sales are often less than that of an independent third-party software supplier.

Although we have experienced revenue growth in the past, primarily due to acquisitions, if we are unable to achieve organic growth in our businesses, there will be a material and adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to achieve organic growth in our business.

As discussed above, from 2004 to 2007, we expanded our operations rapidly, both in size and scope, and during 2008 and in the future need to integrate, manage and protect our interests in the businesses we acquire. We may experience difficulties in integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of our acquired businesses individually and cumulatively, and may need to reorganize or restructure our operations to achieve our operating goals. This may include creating or retaining separate units or entities within each of our operating segments. Our failure to integrate and manage our acquired businesses successfully could delay the contribution to profit that we anticipate from these acquisitions, and could have a material adverse effect on our business, results of operations and financial condition.

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

The process of integrating our acquisitions has required, and will continue to require, significant resources, particularly in light of potential regulatory requirements and operational demands. Integrating these acquisitions in the past has been time-consuming, expensive and disruptive to our business. This integration process has strained our managerial resources, resulting in the diversion of these resources from our core business objectives and may do so in the future. Failure to achieve the anticipated benefits of these acquisitions or to successfully integrate the operations of these entities has harmed and could potentially harm our business, results of operations and cash flows in future periods. Furthermore, we may face other unanticipated costs from our acquisitions, such as disputes involving earn-out and incentive compensation amounts.

We may make additional acquisitions of complementary companies, products or technologies in the future. In addition, we periodically evaluate the performance of all our products and services and may sell or discontinue current products and services. Failure to achieve the anticipated benefits of any acquisition or divestiture could harm our business, results of operations and cash flows. Furthermore, we may have to incur debt, write off investments, infrastructure costs or other assets, incur severance liabilities, write off impaired goodwill or other intangible assets or issue equity securities to pay for any future acquisitions.

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

Several of the products and services we offer are quite disparate and have very different uses and functionalities, and it is difficult to discern significant synergies between and among them, which limits the amount of integration, cost savings and cross-selling we may be able to achieve among our business segments.

We are a global company focused on enterprise software through our CDC Software business unit, on online games through our CDC Games business unit and on internet and media services through our China.com business unit. Several of our products and services are quite disparate and have very different uses and functionalities. As such, it is difficult to discern significant synergies between and among some of our business segments. For example, our Software segment focuses on delivering enterprise software applications and related services around the world for enterprise resource planning, supply chain management, customer relationship management, order management systems, human resource management and business intelligence. Our online Games segment primarily focuses on operating online games for the China market. Because our segments are quite distinct, there may be limits to the amount of integration, cost savings and cross-selling we may be able to achieve among our business segments.

While as of December 31, 2007, we had cash and cash equivalents of $142.2 million and total available-for-sale securities of $107.0 million, much of this cash balance is held at our China.com subsidiary, and we have limited ability to use these funds for our benefit or our other subsidiaries outside of the China.com chain of subsidiaries.

As of December 31, 2007, we had cash and cash equivalents of $142.2 million and total available-for-sale securities of $107.0 million. Of such amounts, $92.9 million of the cash and cash equivalents and $63.1 million of the total investments held for trading and available for sale were held at China.com. China.com is a 77% owned subsidiary of ours listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to all of the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and debt securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as a 77% shareholder of China.com or a related party inter-company loan or similar transaction from China.com which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents, held-for-trading investments and available-for-sale investments balance to us at the parent entity level, or to use the amounts of cash, cash equivalents and held-for-trading investments and available-for-sale investments balance for the benefit of entities other than China.com and its subsidiaries. Any inability to access funds at China.com may have a material adverse effect on our financial condition.

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

In connection with our strategy to develop our enterprise software products and services through our CDC Software business unit, online games through our CDC Games business unit and internet and media services through our China.com subsidiary, we have interests in companies in local markets where we may have limited experience with operating assets and businesses in such jurisdictions, including enterprise software companies in the United States, Canada and Europe, global services companies in Australia, Korea and the U.S. and online games companies in the U.S., Japan and the PRC. As a result, we rely on our local management and have limited oversight over these persons. If we cannot effectively manage our local officers and management, or prevent them from acting in a manner contrary to our interests or failing to act at our direction, these problems could have a material adverse effect on our business, financial condition, results of operations and share price.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2006 and 2007. If we are unable to remediate the material weaknesses in our internal control over financial reporting, our ability to report timely and accurate financial information could be materially and adversely affected.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm have concluded that material weaknesses existed in our internal control over financial reporting at December 31, 2007. A material weakness is defined as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis. The material weaknesses that existed at December 31, 2007 were noted in the financial statement close and reporting processes, income taxes and treasury management. The primary cause of the material weaknesses was lack of sufficient personnel in each of these areas with appropriate expertise to ensure proper accounting and treatment in accordance with generally accepted accounting principles.

We cannot be certain that our material weaknesses will be fully remediated by December 31, 2008 because we have not yet fully completed the implementation or testing of our planned remedial actions and measures. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment that such deficiencies have been fully remediated, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our consolidated financial statements, and such conclusion could negatively impact the trading price of our class A common shares.

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

Approximately 57% and 49% of our total revenues in 2006 and 2007, respectively, were derived from customers outside of North America. We anticipate that revenues from customers outside the United States will continue to account for a significant portion of our total revenues in the future, particularly as we intend to expand into targeted emerging markets, such as the PRC. Our operations outside the United States are subject to additional risks, including:

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

•

having to comply with a variety of U.S. laws, including the Foreign Corrupt Practices Act, anti-boycott and embargo statutes and regulations, some of which are designed to safeguard U.S. origin technology from the unauthorized export to foreign parties and others which are designed to prevent U.S. persons from transacting business with companies and individuals identified by the federal government as prohibited countries or parties, violations of which can result in substantial civil and criminal fines as well as temporary or permanent loss in export privileges;

•

having to comply with U.S. export control regulations and policies that restrict our ability to communicate with non-U.S. employees and supply foreign affiliates and customers with products and services;

•	restrictions imposed on the export of U.S. technology or goods manufactured in the United States to some jurisdictions requires that may require special U.S. export authorization; and

•	adverse determinations or findings by applicable export control authorities restricting our ability to export goods and services.

The 2008 Summer Olympics May Impact Our Ability to Provide our Online Games in China.

In preparation for, or in relation to, the upcoming 2008 Summer Olympics to be held in Beijing, regulations may be implemented in China that may affect our ability to provide our online games and other products and services to customers in China. For example, we or our customers may, at times, experience difficulty in accessing the internet. This may make certain of our operations more difficult and time consuming, and could result in our customers not having access to our games. Additionally, the hours of operation for internet cafes, a significant point of access for customers to our online games, may be limited or restricted. We cannot be sure of that there will not be disruptions to internet connectivity, distribution systems, transportation, communications or other infrastructure systems in China as a result of the 2008 Summer Olympics. Additionally, the length and substance of any regulations imposed may vary from province to province and the presence of a large number of foreign visitors in China may also disrupt the conduct of business in China. These factors could have a material adverse effect on our business, financial position and results of operations.

A change in currency exchange rates could increase our costs relative to our revenues.

Our revenues, expenses and liabilities are denominated in a number of currencies, including Australian dollars, British pounds, Canadian dollars, Euros, Chinese Renminbi, South Korean won, Swedish Kronas and U.S. dollars. However, our financial results are reported in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

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

Risks Relating to Our Software Group

Our strategy of developing and acquiring products for specific industry segments, or targeted vertical industries, may not be successful, which could materially and adversely affect our business, results of operations and financial condition.

Our strategy focuses on the development of industry-specific enterprise software applications. This strategy may not be successful due to numerous risks and uncertainties, including the following:

•	companies in our targeted vertical industries may not select our products;

•

many of our targeted vertical industries are subject to their own economic cycles, regulatory considerations and other factors beyond our control. For example, the homebuilding and real estate vertical industry is sensitive to interest rate movements and general economic conditions, and the healthcare vertical industry is subject to significant governmental regulations;

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

If our strategy of developing products for specific vertical industries is not successful, our business, results of operations and financial condition could be materially and adversely affected.

Our failure to successfully develop, market or sell new products or adopt new technology platforms could have a material and adverse effect on our ability to generate revenues and sustain our profitability.

Our enterprise software applications compete in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements that may render existing products and services obsolete. While we continually seek to expand and refresh our product offerings to include newer features, products, technologies and standards, and enter into agreements allowing the integration of third-party technology into our products, we cannot assure you that we will be able to compete effectively or respond to rapid technological changes in our industry. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to, risks concerning:

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

In addition, we may need to adopt newer technology platforms for our enterprise software products as older technologies become obsolete. We cannot assure you that we will be successful in making the transition to new technology platforms for our products in the future. We may be unable to adapt to the new technology, may encounter errors resulting from a significant rewrite of the software code for our products or may be unable to complete the transition in a timely manner. In addition, as we transition to newer technology platforms for our products, our customers may encounter difficulties in the upgrade process, delay decisions about upgrading our products or review their alternatives with another supplier or competitor. Any of these risks could materially and adversely affect our business, results of operations and financial condition.

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient offsetting or resulting revenues, and our business and operating results could be materially and adversely affected. In 2006, our research and development expense was $20.0 million, or approximately 6.5% of our total consolidated net revenues and in 2007, our research and development expense was $23.8 million, or approximately 5.9% of our total net revenues. In addition, as we or our competitors introduce new or enhanced products, the demand for our older products and older versions of such products is likely to decline. If we are unable to provide continued improvements in the functionality of our older products or move customers with our older products to our newer products, maintenance and license revenues from older products may decline, which could have a material and adverse effect on our business, results of operations and financial condition.

We dedicate a significant amount of resources to research and development activities and we may not realize significant revenues from these efforts for several years.

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

Revenues from our Software segment fluctuate significantly from quarter to quarter, which may cause volatility in the trading price of our class A common shares.

Many factors have caused, and may continue to cause, revenues from our Software segment to fluctuate significantly, including:

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

In addition, we expect that a substantial portion of our enterprise software application revenues will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and if they are not renewed, the timing of cash collections from related revenues will vary from quarter to quarter, which could adversely affect our business and results of operations.

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

We have been increasingly moving software development capabilities for our enterprise software applications to India and China which subjects us to risks that may result in certain staffing and management difficulties, which, if not effectively addressed, could delay development of upgrades and new products that, in turn, could reduce revenues and net income and increase research and development costs.

We have established a CRM-focused software development center in Bangalore, India and an ERP and SCM-focused software development center in Shanghai, China and Nanjing. Such off-shoring subjects us to various risks, including the following:

•	inability to hire sufficient qualified programmers and developers in these markets;

•

risks associated with turnover of programmers and developers, particularly where we have devoted significant time and resources to train such persons to be familiar with our enterprise software applications;

•

challenges related to the need to remotely manage developers and programmers in India and China, particularly when the persons most familiar with the needs of the customer and the desired new functionality and features are not located in India and China;

•	language and other communications barriers, particularly with software development in China; and

•	time zone differences, which make communicating with persons in India and China more difficult.

Our future revenues depend in part on our installed customer base continuing to license additional products, renew customer support agreements and purchase additional services.

Recently, our installed customer base has generated increasing proportions of our license and support and service revenues. In addition, the success of our strategic plan depends on our ability to cross-sell products to our installed base of customers. Our ability to cross-sell new products may depend in part on the degree to which new products have been integrated with our existing applications, which may vary with the timing of new product acquisitions or releases. In future periods, customers may not necessarily license additional products or contract for additional support or other services. Customer support agreements are generally renewable annually at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software. Customer support revenues are primarily influenced by the number and size of new support contracts sold in connection with software licenses and the renewal rate (both pricing and participation) of existing support contracts. If our customers decide to cancel their support agreements or fail to license additional products or contract for additional services, or if they reduce the scope of their support agreements, revenues could decrease and our operating results could be adversely affected.

The market for enterprise software applications and services is highly competitive, and any failure by us to compete effectively in such a market could result in price reductions, reduced margins or loss of market share, which may have an adverse effect on our revenues and profitability.

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

Our ability to sell our products is highly dependent on the quality of our service and support offerings, and our failure to offer high quality service could have a material adverse effect on our ability to market and sell our products.

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

Risks Relating to Our Global Services Group and the Customer Services Provided by Our Software Group

Because most of our global services contracts can be cancelled with limited notice and without significant penalty, we could suffer a significant loss of business service revenues if our clients were to unexpectedly terminate their contracts.

The standard terms for many of our global service contracts do not require any payments or only include an up-front payment of a relatively low percentage of the total fee of the contract with the balance of the payments subject to our achieving specific milestones and deliverables. We generally do not require collateral for accounts receivable and generally, final payments are not due until completion of successful user acceptance testing. However, most of our business services contracts can be cancelled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues, additional expenses for redeployment of staff and resources that were allocated to the terminated engagement, and underutilized employees and resources. Any unexpected cancellations or significant reductions in the scope of any of our large global services projects could have a material and adverse effect on the business of our global services companies, particularly those companies that depend upon a relatively small number of key clients for a substantial portion of their revenues. Should any of those key clients unexpectedly terminate their contracts for our services, we may suffer a significant loss of revenues for such companies which, in turn, could have a material and adverse effect on our business, results of operations and financial condition.

If our Global Services Group fails to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.

Our Global Services Group, which consists primarily of many smaller, regionally-focused subsidiaries that operate primarily in Australia and parts of the United States, faces intense competition. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and marketing resources than we do. We also face competition from many of the large Asia Pacific based outsourcing firms. Any of our present or future competitors may provide services that provide significant performance, price, creative or other advantages over those offered by our Global Services Group. We may not be able to compete successfully against our current or future competitors, particularly as markets continue to consolidate, change or mature.

If we fail to accurately estimate the resources and time required for any engagements we enter into on a fixed-price basis, we could experience cost overruns and be subjected to penalties.

Several of our Global Services Group’s engagements consist of individual, non-recurring, short-term projects billed on a fixed-price basis, as distinguished from billing on a time and materials basis. In addition, while most of our professional services engagements associated with the sale and implementation of our enterprise software applications are billed on a time and materials basis, some of our engagements are also contracted on a fixed-price basis. These fixed-price engagements require us at times to commit unanticipated additional resources to complete these engagements, which may result, and has in the past resulted, in losses on certain engagements. Clients may also change the scope of the projects on which we are engaged. Our failure to accurately estimate the resources and time required for a particular engagement or to effectively manage client expectations and changes regarding the timing and scope of the services to be delivered could expose us to risks associated with cost overruns and penalties, any of which could have a material and adverse effect on our business, results of operations and financial condition.

Because some of our Global Services contracts do not have disclaimers of, or limitations on, liability for special, consequential and incidental damages, we may be exposed to potential litigation and liabilities.

A large portion of our service agreements with customers of our Global Services Group do not have disclaimers or limitations on liability for special, consequential and incidental damages, and/or do not have caps on liabilities or have relatively high caps on the amounts our customers can recover for damages. In addition, some of our subsidiaries do not carry professional indemnity or other insurance against liability for any claims or breaches under our customer contracts. If a dispute were to arise with respect to one of these agreements, we would likely be held liable for the obligations of these subsidiaries that do not carry insurance.

Claims relating to our Global Services contracts have arisen and may arise in the future. Any claim under customer contracts could subject us to litigation and give rise to substantial liability for damages, including special, consequential or incidental damages that could materially and adversely affect our business, results of operations and financial condition.

Each of our Global Services Group businesses faces intense competition. If we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operations.

Each of our Global Services Group businesses, many of which are smaller in size and operate in localized regional markets (such as Australia, Korea, and various regions in the United States) faces intense competition. A significant portion of the revenues from some of our Global Services companies is obtained through the resale of software developed by third party software and hardware vendors who use our businesses as channel partners on a non-exclusive basis. Also, we rely on the referrals of these third parties to introduce us to new business opportunities. Should any of those third party software and hardware vendors decide to sell their software and hardware or provide services directly into our market, or use other service providers, this could result in a loss of expected revenues. In addition, many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in each of our target global services markets, greater name recognition, larger customer bases and greater financial, technical and marketing resources when compared to us. For example, as our business evolves to place greater emphasis on outsourced software development and support services, we will face competition from many of the large Asia Pacific based outsourcing firms, such as Infosys Technologies Ltd and Wipro Ltd. Any of our present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us. We can provide no assurance that we will be able to compete successfully against our current or future competitors, particularly as markets continue to consolidate, change or mature.

Risks Related to Our Online Games Business

Our limited operating history and the unproven long-term potential of our online games business model make evaluating our business and prospects difficult.

We commenced the commercial distribution and operation of our most popular game, Yulgang, in July 2005. We commercially introduced our second major online game, Special Force, in June 2007. In December 2007 we launched our first game in Japan, Minna de Battle and in February 2008, we launched Lunia, our first MMORPG commercially available in North America. Our limited operating history makes evaluating our business very difficult. It is also difficult to evaluate our prospective business because we may lack sufficient experience to adequately address risks frequently encountered by early-stage companies that use new and unproven business models and enter into rapidly evolving markets like the online games market. Our operating results will depend on numerous factors, that, in certain cases, we have limited or no ability to control. These factors include but are not limited to:

•	the popularity, pricing and timing of new online games offered by us and our competitors;

•	our ability to timely upgrade our games to extend their commercial lifespans;

•	the growth of Internet users and penetration in China and other markets where we have or may expand our operations;

•	our ability to retain existing customers and attract new customers;

•	our ability to license new games that achieve commercial success;

•	our ability to maintain rights under our existing games licenses;

•	our ability to successfully expand our operations within and outside China;

•	our ability to successfully address rapidly changing consumer tastes and preferences in the online games market;

•	the popularity of other forms of entertainment, particularly among our target demographic group of 18- to 25- year-olds;

•	technological changes and challenges;

•	our ability to maintain secure, reliable and effective operation of our servers and software;

•	our ability to adequately and efficiently operate, upgrade and develop our transaction processing and payment systems;

•	our ability to continue expanding our distribution network for physical and virtual point cards used to pay for in-game merchandise or playing time;

•	our ability to attract and retain qualified personnel; and

•	general economic conditions in the markets where we operate, particularly those that affect discretionary spending.

Due to these factors, as well as others, we may be unable to maintain or grow our business, which may harm our financial results and our stock price.

Our operating results may fluctuate significantly because we currently depend on three online games for substantially all of our online games revenues and have launched, and anticipate launching, several new online games in the future.

We currently derive substantially all of our online games revenues from three online games: Yulgang, Special Force and Shaiya. The commercial lifespan of online games is highly uncertain due to factors such as game quality, business model and competition. If the popularity of Yulgang, Special Force or Shaiya diminish materially, our revenues and profitability may decline. Furthermore, we commercially launched new games in 2007, such as Minna de Battle, in December 2007, and we intend to launch several new games in the future. If revenues from Minna de Battle or other games fail to offset any revenue declines from Yulgang, Special Force or Shaiya, our revenues will decline, which may harm our stock price. The costs associated with launching each new online game are substantial. The typical cost to commercially launch a new online game in the PRC, the United States or Japan varies greatly and can cost several million dollars, exclusive of prepaid licensing fees and royalties, with the substantial majority of these costs being incurred prior to meaningful revenue generation from the online game. Because we incur costs for licensing a new game prior to recognizing any related revenues, we may experience increased expenses and lower margins without the benefit of revenues from that game during this period. The combination of our current reliance on a few online games, the significant costs associated with commercializing each new online game and our expected launch of several new online games in the future may cause our results of operations to fluctuate significantly. Poor operating results for any one game or a delay in the planned launch of a new game could materially affect us, making the investment risks related to any one online game larger than those associated with competitors that have a more broadly established online game portfolio.

If we are unable to consistently license or acquire new online games that have a high likelihood of commercial success, our business will be harmed.

Because we do not have an internal development group, our business strategy requires us to license or acquire new online games that have a high likelihood of commercial success. We typically acquire rights to games either through licensing agreements or by making financial investments in developers in exchange for game publishing and other rights. When we first acquire rights to a game, the game may not have been developed, or if developed, may not have been proven successful in China or another target market. Accordingly, we typically make a significant financial commitment to a game without any guarantee it will be commercially successful. In addition, we have and may continue to enter into licenses with, and make investments in, developers with limited or no history of developing successful games. We may be unable to fully recover upfront and minimum royalty licensing or investment costs if a game is not commercially successful.

For example, during 2007 we entered into several license agreements pursuant to which we were granted rights to distribute online games. Subsequently, however, it became apparent that we would not be able to successfully launch several of these games, and as such, we have taken losses on the license fees we paid for these games. Furthermore, despite our losses, the developers of these games may insist that our obligations under the license agreements continue. Therefore, we may become subject to litigation with the developers of some or all of these online games in the event that we are unable to negotiate an amicable termination of these license agreements.

Furthermore, our ability to successfully license online games that are attractive to users depends in part on our ability to establish relationships with online game developers and to identify games that will be commercially successful and developers capable of producing popular content. It may be difficult to determine whether an online game will appeal to the users in a targeted market, even if it has been successful in other markets. For instance, many games from developers in other markets were not specifically designed for China’s online games market, further complicating the task of identifying games that will appeal to our users in China. Moreover, due to increased competition among online game operators in China and other markets, upfront license fees, royalties and investment costs for licensed games have increased, which we expect will continue, and some developers are demanding guaranteed minimum royalty payments.

If we are not able to consistently license, acquire or develop additional attractive online games with lasting appeal to users, our financial condition and results of operations would be significantly harmed.

If we are unable to maintain stable relationships with the licensors of our online games, our licenses may be terminated or we may experience difficulties with the operation of our existing licensed games, the extension of existing licenses, obtaining licenses for new games and our ability to deliver games to our sublicensees.

We must maintain stable and productive working relationships with our licensors to help ensure that we are able to obtain necessary consents for our subsidiaries to operate games we have licensed, and to help ensure cooperation to operate our games effectively, deliver our games to our sublicensees and access to game upgrades and new online games licenses. For certain of our games, the licensors’ consent is required to permit our subsidiaries to publish the games. Furthermore, many times, an internet content provider license is required to operate an Internet portal under PRC laws and regulations. In such cases the licensors’ consent is necessary to release and operate the game. In addition, we depend on our licensors to provide necessary technical support for the operation of our licensed games as well as expansion packs and upgrades that help to sustain user interest in our online games. For certain of our games, we have granted sublicenses to games distributors. We depend on our licensors to deliver the games to us so that we may fulfill our obligations under our sublicense agreements. Further, in-game marketing activities and gift promotions often require our licensors’ consent. Moreover, some of our licenses may be terminated upon the occurrence of certain events, such as failure to commence beta testing or commercially launch the game in a timely manner, failure to make royalty payments, failure to meet certain operating or financial benchmarks, or in the event of a change in control of the licensee. If any of these termination rights are triggered, we may lose rights to a game even if we have expended considerable time and financial resources in developing, marketing and operating that game. If a licensed game is successful during its initial term of operation, we may be unable to obtain an extension of that term on reasonable terms, or at all. If a game license is terminated or we are unable to extend the term of a successful game, the licensor could offer the game itself or enter into a license with one of our competitors. Because most of our licenses only cover one game, we must maintain a stable and productive working relationship with our licensors and continue to offer them competitive terms in order to obtain rights to future games they develop. If we are unable to maintain these relationships, our financial condition and results of operations will be harmed.

For example, on October 17, 2007, Mgame, the licensor of Yulgang, unilaterally announced that they terminated their agreements with CDC Games, alleging breach of contract for non-payment. In October 2007 we filed two lawsuits against Mgame. The first lawsuit alleged breach of contract and that Mgame was not providing adequate technical support for Yulgang, and that Mgame was not supporting CDC Games in its efforts to combat pirate servers. We subsequently filed a second lawsuit alleging that Mgame breached contractual obligations owed to us by failing to provide certain financial and operating data and other information which Mgame is required to provide to us as a shareholder of Mgame. Although we subsequently settled our dispute with Mgame, we cannot assure you that we will not experience disputes with our game developers in the future, which could have a material adverse effect on our financial condition and results of operations.

If we are unable to successfully implement our growth strategies or if we are unable to continue our operations in Japan or the United States, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

We are currently pursuing or plan to pursue a number of growth strategies, including offering new genres of games and further expanding into international markets. Some of these strategies relate to new products for which there are no established markets in China or are in areas where we lack experience and expertise. Moreover, the development cycle for online games is long, generally ranging from two to four years. The creative process inherent in online games development also makes the length of the development cycle difficult to predict, especially in connection with online games involving new technologies. As a result, we may experience delays in online game introductions from our game developer partners. If the release of an online game is delayed, we may miss an important marketing window, our competitors may be first to introduce a game that competes with our game, we may not achieve anticipated revenues for that game, or we may be required to spend more to accelerate completion of the game, each of which would increase our costs and lower our margins. We may be unable to deliver new products or services in markets where we have no prior experience. Establishing operations in these markets will require meaningful investment and we may be unsuccessful in our efforts. We face several obstacles in our efforts to expand into new markets. Some of these markets, including Japan and the United States where we have recently launched online games, have immature online game markets, or consumers in such markets may prefer playing games on game consoles. This means that online games may not be widely accepted and that the cost to launch games in these markets is higher. If we are unable to successfully implement our growth strategies or if we are unable to continue our operations in Japan or the United States, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

If consumer tastes and preferences move away from online games or the games that we offer, particularly MMORPGs, our revenues and profitability will likely decline.

Our ability to successfully plan for product licensing, distribution and promotional activities depends significantly on our ability to anticipate and adapt to changes in consumer tastes and preferences in the rapidly evolving online games market. MMORPGs are currently one of the most popular genres of online games in China and we expect to continue to rely on MMORPGs, particularly Yulgang, for a significant portion of our revenues in the near future. The popularity of MMORPGs in China may decline, and their current popularity in China may be replaced by new and different types of online or other games. We may be unable to anticipate or adapt to changes in consumer preferences or obtain rights to or market the genres or styles of games that appeal to evolving consumer preferences. A decline in the popularity of online games in general or the games that we offer, particularly MMORPGs, would likely adversely affect our revenues and profitability.

Moreover, we believe casual games are becoming increasingly popular in China. Casual games tend to have shorter commercial lifespans than MMORPGs, thereby increasing the importance of maintaining a consistent pipeline of new games and lowering our ability to leverage successful games over the longer term. We have little experience offering casual games and we cannot assure you that the casual games in our pipeline will be commercially successful.

If we are unable to successfully launch and operate our new online game genres or adapt to new revenue models, our future results of operations will be adversely affected and we may not generate sufficient revenues to consistently introduce new online games.

Our online games currently scheduled for launch in 2008 include fantasy role-playing, action, martial arts and others. We have invested significant financial resources in obtaining rights to these games and plan to invest a significant amount of financial and personnel resources in launching and operating these and other new games. These game genres have limited or no operating history in China and we have no experience offering certain of these game genres. Accordingly, if these games fail to achieve commercial success, our revenues and profitability would be harmed and we may not generate sufficient revenues to consistently introduce new online games, which is critical to our games business.

We were a pioneer of the free-to-play, pay for virtual merchandise, revenue model and substantially all of our online games continue to utilize this model. This type of revenue model requires us to expend significant resources to track consumer tastes and preferences, especially in-game spending trends in order to attract users to play and encourage them to purchase in-game merchandise. If new revenue models develop and attain commercial success in the online games industry in China or in future overseas markets, our current revenue model may be less successful and we may be unable to launch new games or retool our current games to adapt to these new models in a cost-effective manner or at all. This could harm our business and financial results.

Moreover, we anticipate that newly introduced games may result in a portion of our existing customers reducing their spending on our current games or switching to these new games altogether. These effects may be magnified as we attempt to unify our log-in and billing system, which is intended to allow users to use a single account to play and pay for all of our games, and lowers the barriers to shifting among different games on our platform. If this reduction in play or switching of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans. Any revenues generated by new online games may be offset, at least in part, by loss of revenues from our current online games, which may harm our financial condition and results of operations.

We compete with other forms of entertainment, including offline games, television, movies, sports, and the Internet.

There are alternative choices of entertainment in the markets in which we operate such as offline games, television, movies, sports and the Internet, which may be perceived by our target users to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary income of our target customers. Our target customers may prefer entertainment activities that are conducted at a group or communal setting and our online games, while offering a virtual community, may be unsuccessful in competing against other forms of entertainment that allow for greater human interaction. If we are unable to sustain sufficient interest in our products in comparison to other forms of entertainment, including new forms of entertainment, our business model may no longer be viable.

Undetected programming defects and unsatisfactory customer service could harm our reputation or decrease demand for our online games, which would harm our business.

The online games we operate may contain errors or flaws. This risk may be significantly heightened if we launch a significantly higher number of games in 2008 and 2009 than we have to date. Undetected programming errors, game defects and unsatisfactory customer service can disrupt our operations, adversely affect the game experience of our users, harm our reputation, divert our resources and delay market acceptance of our online games, any of which would harm our business. If our online games contain programming errors or other flaws, our users may stop playing them, may not recommend them to other potential users, and may switch to a competitor’s games.

Unexpected network interruptions, security breaches or computer virus attacks could significantly harm our business, reputation and ability to attract and retain users.

If we fail to maintain satisfactory performance, reliability, security and availability of our network infrastructure, our business, reputation and ability to attract and retain users could be significantly harmed. Major risks involving our network infrastructure include:

•

break-downs or system failures resulting in a sustained shutdown of our servers, including failures caused by power shutdowns or efforts to gain unauthorized access to our systems, causing loss or corruption of data or malfunctions of software or hardware;

•	disruptions or failures in China’s network infrastructure, which would prevent our users from logging on to our website or operating our games;

•	damage from fire, flood, earthquake, power loss and telecommunications failures; and

•	computer viruses, hacking and similar events.

Any network interruption or inadequacy that causes interruptions in the availability of, or deterioration in the quality of, our online games services could reduce user satisfaction and our number of users. In addition, any security breach caused by hacking, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment could disrupt our services, harm our reputation and cause users to move to our competitors. Inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability as well as damage to our reputation. Moreover, we may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if hacking or a computer virus affects our systems and is highly publicized, our reputation and brand names could be materially damaged, which could cause us to lose customers and revenues.

Furthermore, increases in user activity could strain our computer systems’ capacity, leading to slower response times or system failures. This could result in a reduced number of users and could have an adverse effect on our business, financial condition, results of operations and reputation. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand. As of December 31, 2007, our servers were co-located at 25 different Internet data center sites in mainland China, and do not have back-up systems located in different cities from our co-location sites.

We primarily depend upon few printing companies to produce our physical prepaid game point cards. If these companies mishandle our cards or the related passcodes or if there are production defects or delays, our reputation and business would be harmed.

Because of the relatively limited availability of online payment systems in China, we depend upon physical prepaid point cards for a significant portion of our revenues. For 2007, physical prepaid point cards accounted for approximately 30% of the total value of prepaid point cards delivered to users. We rely on a limited number of third-party printing companies to produce our physical prepaid point cards. These cards are generally produced in batches of hundreds of thousands with each card having an individual passcode that enables the purchaser to deposit the points on the card into their online user account. If our printers mishandle our cards or the related passcodes, or if there are production defects or delays, our reputation and business would be harmed.

We could be liable for breaches of security in connection with operating our games.

For 2007, virtual point cards accounted for approximately 55% of the total value of prepaid point cards delivered to users. Currently a substantial portion of our virtual point card sales are conducted through the internet. Secure transmission of confidential information over public networks is essential to maintain consumer confidence. This information includes customer credit or bank card numbers, personal information and billing addresses. Our current security measures may be inadequate to protect such information. Security breaches could expose us to litigation and potential liability for failing to secure confidential user information and could harm our reputation and ability to attract users.

We rely on third parties to provide us with distribution and server hosting services and any disruption or deterioration of these services could adversely affect our business, financial condition and results of operations.

Our users are located throughout China, and because of the limited forms of payment available in China, we rely largely on local distributors to deliver our physical prepaid game point cards to users. For the year ended December 31, 2007, our top five and top 10 distributors accounted for 50% and 80%, respectively, of our total prepaid game point card sales. We do not prohibit our regional distributors from distributing other online game operators’ prepaid cards and we do not have long-term agreements with any of our distributors. Although we endeavor to seek reputable and reliable distributors, we cannot monitor all of our distributors and their distribution activities. Moreover, these distributors may mishandle our cards or related pass codes, or encounter difficulties in delivery that are beyond their or our control. The occurrence of any of these events may harm our reputation and business.

Moreover, we principally rely on China Telecom and China Netcom to provide us with data communications capacity primarily through telecommunications access and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Netcom, or if China Telecom or China Netcom otherwise fail to provide such services. Any unscheduled service interruption or performance issues could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Netcom. If the prices that we pay for telecommunications and Internet services rise significantly, our business, financial condition and results of operations could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may harm our revenues.

Illegal game servers could materially and adversely affect the business, reputation, financial condition and results of operations of our online games segment.

We increasingly face the risks of illegal game servers at our CDC Games business unit. Some Internet cafés have misappropriated our game server installation software. Several competitors have reported instances of Internet cafés installing illegal copies of competitors’ games on the cafés’ servers and letting their customers play such games on illegal servers without paying for game playing time. Although we have made efforts to shut down illegal game servers across China, we have not been completely successful in our efforts. Also, the intellectual property enforcement regime in China is not as robust as that of the United States, and we continue to face considerable challenges to enforcing our intellectual property rights. Enforcement actions generally require cooperation from local authorities, which are sometimes unwilling to use their limited resources to enforce the intellectual property rights of national corporations against individuals or companies in their districts. In addition, litigation proceedings are often necessary to enforce intellectual property rights, which can be very expensive. Despite our efforts to shut down illegal game servers, we believe that a significant number of illegal game servers may continue to operate unauthorized copies of our online games. The continued operation of our online games by illegal game servers, or the operation of any new games that we may introduce by illegal game servers, may materially and adversely affect our business, reputation, financial condition and adversely affect our results of operations. We cannot assure you that we will be able to identify and eliminate new illegal game servers and unauthorized character enhancements in a timely manner, or at all.

If our licensors fail to protect, enforce or maintain their intellectual property rights, our results of operations may be materially and adversely affected.

We expect to derive substantially all of our online games revenues and profits from Yulgang, Special Force, Shaiya and other licensed online games in 2008. The licensors of these games may be subject to intellectual property rights claims with respect to the online games licensed to us. In addition, the license by which these licensors obtained their rights may be terminated or expire. If intellectual property rights claims brought against our licensors are successful and our licensors are precluded from continuing to offer a game we license, or if one of our licensors loses its license to a game, we may be unable to continue offering that game, causing us to lose our investment in, and potential revenues from, that game. We may also be liable for damages to the third-party owner of the game. In certain licensing agreements, we are also responsible for indemnifying our licensors for costs or liabilities resulting from claims of infringement of trademark, copyright or intellectual property. If we lose rights to one or more games, our business financial condition and our results of operations could be harmed.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. Unauthorized use of intellectual property, whether owned by us or licensed to us, may reduce our revenues, devalue our brands and property, and harm our reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our licensors, partners, manufacturers, distributors and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization. The validity, enforceability and scope of protection of intellectual property in Internet-related industries in China and certain other countries are uncertain and still evolving and may not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, we may not prevail in any litigation that we undertake to enforce our intellectual property rights, and such litigation could result in substantial costs and diversion of our management resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially and adversely affect our business and results of operations.

Our products and services could be found to infringe on the patents, copyrights or other intellectual property rights of others. We may incur substantial expenses in investigating and defending against third-party infringement claims, regardless of their merit. Litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative games, characters or features and be forced to pay fines and damages, any of which could harm our business and results of operations.

We experience significant seasonality and our quarterly financial results may not be representative of annual financial performance.

The PRC online games market is characterized by increased user activity during seasonal periods primarily related to student examination schedules and the Lunar New Year holidays in China. We normally experience our highest online games sales volumes in March and September, when many of our users increase their playing after commencement of the school term. Correspondingly, our online games sales tend to be lower during holiday periods such as Lunar New Year, which falls in January or February, as well as immediately preceding and during school examination periods, which typically fall in June. As a result of this seasonality, our quarterly financial results may substantially fluctuate and our interim financial performance may not be indicative due to the seasonality of our revenues. We believe the seasonal variability in our financial results will continue in the future.

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

•

In August 2005, the General Administration of Press and Publications, or GAPP, proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively.

•

In March 2006, GAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under eighteen years of age.

•	In April 2007 GAPP adopted the Online Game Anti-addiction System Development Standard which we were required to comply with by July 2007.

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

We face intense competition in the online games market in China. We believe there are currently over 150 online game operators in China operating over 400 games and given that the growth prospects of the online game market in China are very high, we expect many more companies to enter the market. Our competitors vary in size and include large companies such as Shanda Interactive Entertainment Limited, Netease.com, Inc., The9 Limited, Perfect World Co., Ltd., Giant Group and Tencent, many of which have significantly greater financial, marketing and game development resources and name recognition than we have. As a result, we may be unable to devote adequate resources to developing, licensing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as some of our competitors. Any of our competitors may offer online games with better game performance, more attractive pricing, more developed storylines or other improvements over the games offered or to be offered by us. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or growth rate of our user base, reduce the average revenues generated by our users, or cause us to reduce our fees. All of these competitive factors could adversely affect our business and results of operations.

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

The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafés, which are an important venue for our users to play online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base.

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

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. These virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service or by a network crash. Currently there are no PRC laws and regulations specifically governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether and how the ownership of virtual assets is protected by law. In case of a loss of virtual assets, we may be sued by online game players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations. Due to the lack of laws or regulations in the PRC specifically governing virtual asset property rights we also could face an increase in customer complaints related to loss of virtual assets which could cause a substantial increase in workload for us, loss of customers and our reputation could be tarnished.

We may be unable to respond to future changes in the revenue model for the online games industry in China and in our overseas markets, which could materially and adversely affect our business, financial condition and results of operations.

We pioneered the free-to-play revenue model for online games in China. Our existing games, and many other future games that we intend to release, operate under this revenue model. Under the free-to-play revenue model, users can play our massively multiplayer online games, or MMOGs, for free but have the option to purchase in-game virtual items and value-added services to enhance their overall game playing experience. If any new revenue models develop in the online games industry in China or in our overseas markets, we may be unable to launch new games utilizing such new models in a timely manner or at all. We may also be required to expend significant resources to launch such games. In addition, we may unable to adapt our current games to such new models. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

Acts of cheating by users of online games could lessen the popularity of our online games, adversely affect our reputation and our results of operations.

Cheating in online games may occur through a variety of methods, by which cheaters may be able to modify the rules of our online games during game play in a manner that allows them to gain an unfair advantage over our other online game users, which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. Although we have taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the terms of our online games.

Risks Relating to our China.com Segment

The portal markets in China are highly competitive. If we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operations.

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

Many of our competitors have more experience and longer operating histories in our target markets than us, as well as greater name recognition, larger customer bases and greater financial, technical and marketing resources. We may not be able to compete successfully in these markets. Our failure to remain competitive may cause us to lose our market share in the portals business, and our business, financial condition and results of operations may suffer.

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

Risk Relating to Our Online Games and China.com Segments as a Result of Conducting Operations in the People’s Republic of China

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

The PRC government has also implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity in China, including a slowing or decline in consumer spending, which in turn could adversely affect our financial condition and results of operations.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our website.

The online game and Internet content distribution industries in China are highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the Ministry of Information Industry, the State Administration of Industry and Commerce, the State Press and Publication Administration, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of each of these industries.

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

If any Internet content we offer or will offer through our affiliated PRC entities were deemed by the PRC government or the mobile network operators to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Additionally, we may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of information originating from our online games network or portal network.

We may also be subject to potential liability for any unlawful actions of our clients or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability for us, and if we were found to be liable, we may be prevented from operating our online game and internet and media services in China. Such content could include material posted by our registered community members on our message boards, online communities, voting systems, e-mail or chat rooms. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party sites. Third parties could assert claims against us for losses incurred in reliance on erroneous information distributed by us. Users of our web-based e-mail or SMS, MMS, WAP or IVR products could seek damages for:

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

We rely on contractual arrangements, including a voting proxy, with our affiliated PRC entities for the control and operation of our online games and Internet content distribution businesses. These arrangements may be difficult to enforce under the PRC legal system. If any of our affiliated PRC entities fails to perform its obligations under these contractual arrangements, we may have to try to legally enforce such arrangements, and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.

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

Generally, employees of the respective business units who are Chinese nationals own the shares of the respective domestically registered companies in China which hold the relevant required domestic licenses for operation. These Chinese nationals, in turn, have entered into trust deed arrangements with respect to the domestically registered companies in China and affiliates of the respective business units under which the Chinese nationals serve as trustees of the trusts, and the business units have formed offshore holding vehicles to be 100% beneficiaries of the trusts. For a further description of the corporate structure in China, see Item 4.C., “Information on the Company – Organizational Structure – Corporate Structure in China for our CDC Games and China.com Business Units.”

CDC Games and China.com have no ownership interest in our affiliated PRC entities. These contractual arrangements, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct ownership. If we were the controlling shareholders of these companies with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any of our affiliated PRC entities fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxy, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. In the event that CDC Games and China.com are unable to enforce these contractual arrangements, if these contractual arrangements are held to be unenforceable under PRC or Hong Kong laws or regulations or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

If the Chinese government considers our existing licenses to be insufficient in meeting compliance requirements with applicable regulations, or if we fail to comply with changes to these requirements or restrictions, our online games and Internet businesses could be materially adversely affected.

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

While we believe that our current operation complies with all existing laws, rules and regulations in China, there are substantial uncertainties regarding the interpretation of current Internet laws and regulations. It is possible the Chinese government may take a view contrary to ours because there are no well established precedents or clear judicial interpretations to support our interpretations and views of the laws, rules and regulations. Issues, risks and uncertainties relating to government regulation of China’s Internet sector include:

•

regulations applying to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. If these regulations are interpreted to preclude our current ownership structure or business model, our portal business could be severely impaired; and

•

the activities of ICPs are subject to regulation by various government authorities in China depending on the specific activities conducted by the ICP as stated by the Ministry of Information and Industry. Various government authorities have enacted several laws and regulations that govern these activities. The areas of regulation include:

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

With respect to our online games business, we expect to derive most of our online games revenues and profits from Yulgang, Special Force and Shaiya and online games that we may license and launch in the future. Certain technology that is licensed from third parties may also be present in our software applications and licensed and developed online games. Our licensors may be subject to intellectual property rights claims with respect to the online game or games licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against them, we would lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the game on terms acceptable to us, or at all, and our results of operations could be materially and adversely affected.

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

We have determined that material weaknesses in our internal controls over financial reporting existed during 2005 and 2006 as a result of, among other things, our inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of our organization to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of our financial statements for the years ended December 31, 2005, 2004 and 2003.

On July 2, 2007, we filed an amendment to our Annual Report on Form 20-F for the year ended December 31, 2005, to address comments received from the U.S. Securities and Exchange Commission and to provide separate consolidated balance sheets for 17game Group, a company we acquired, as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2005 and for the five month period from August 1 to December 31, 2004 and the accompanying audit report of Deloitte Touche Tohmatsu CPA Ltd. Additionally, on June 30, 2008, we amended our Annual Report on Form 20-F for the year ended December 31, 2006 to restate certain amounts presented in the business segment footnote to our consolidated financial statements for the year ended December 31, 2006.

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

The computer networks at our CDC Software, CDC Games and China.com business units are vulnerable to hacking, viruses, spamming and other disruptions by third parties, which may cause those businesses to lose key clients, expose us to liability for our clients’ losses, or prevent us from securing future business.

Unauthorized or inappropriate use of Internet services or errors or omissions in processing instructions or data available in computer system or databases at our CDC Software, CDC Games and China.com business units could jeopardize the security of confidential information stored in these computer systems, which may cause our CDC Software,CDC Games and China.com business units lose key clients, expose us to liability for our clients’ losses and prevent us from securing future business, any of which could have a material adverse effect on our business, financial condition, results of operations and share price.

Unauthorized or inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems (commonly known as cracking or hacking) and repeated transmission of unsolicited e-mail messages (commonly known as e-mail bombing or spamming). The current policies, procedures and configurations for managing the systems at our CDC Software, CDC Games and China.com business units, including their computer servers, may not be adequate to protect these facilities and the integrity of user and customer information. Although CDC Software, CDC Games and China.com implement security measures to protect their facilities and the integrity of their user and customer information, such measures could be ineffective or circumvented.

Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in the services our CDC Software, CDC Games and China.com business units, in addition to the outages that occur in these systems from time to time for various reasons, including power interruptions, errors in instructions, equipment inadequacy, capacity and other technical problems. We do not carry errors and omissions or other insurance covering losses or liabilities caused by computer viruses, security breaches or spamming attacks. Compromises or breaches in the security or integrity of these facilities or customer or user information, or inappropriate use of these Internet services, could subject us, CDC Games and China.com to litigation and could adversely affect our customer base, business, share price, results of operation and financial condition.

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

As of April 30, 2008, Asia Pacific Online Limited, or APOL, beneficially owned 22,384,648 of our common shares, or approximately 20.9% of our total outstanding share capital, based on 106,992,519 shares outstanding as of March 31, 2008, and Xinhua, through a wholly-owned subsidiary, owned 7,362,734 of our common shares, or approximately 6.9% of our total outstanding share capital. APOL is owned by the spouse of Mr. Peter Yip, our current chief executive officer and Vice Chairman of the Board of Directors, and by a trust established for the benefit of Mr. Yip’s children. There is no guarantee that APOL or Xinhua will continue to hold our shares going forward for any length of time. If APOL or Xinhua disposes, or if our investors expect Xinhua or APOL to dispose of, a substantial portion of their respective holdings in CDC at any time, it could adversely affect our share price. For more information regarding the shareholdings of APOL, Xinhua and other entities, see Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.”

A small group of our existing shareholders control a significant percentage of our common shares, and their interests may differ from those of our other shareholders.

As of April 30, 2008, APOL owned approximately 20.9% of our common shares, based on 106,992,519 shares outstanding as of March 31, 2008, Xinhua, through a wholly-owned subsidiary, owned approximately 6.9% of our common shares and Jayhawk Capital owned approximately 8.4% of our common shares. Accordingly, these shareholders, particularly if they act together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including:

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

The trading price of our common shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date we completed our initial public offering, or IPO, to December 31, 2002, the closing price of our shares ranged from $1.86 to $73.44, adjusted for our two stock splits. From January 1, 2003 to December 31, 2007, the closing price of our shares ranged from a low of $2.40 per share on April 15, 2005 to a high of $14.46 per share on July 14, 2003. There is no assurance that our share price will not fall below its historic or yearly low.

The trading price of our Class A common shares is subject to significant volatility in response to, among other factors:

•

investor perceptions of our business, the market performance of our peer companies in the enterprise software business services, online games, Greater China portal and advertising and marketing activities businesses, in general;

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

We issued $168 million of senior exchangeable convertible notes due 2011 which we may not be able to repay in cash, could result in dilution to our current stockholders, dilution of our earnings per share, and which contain negative covenants which may have an adverse effect on our business and financial condition.

In November 2006, we issued an aggregate of $168 million of 3.75% senior exchangeable convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act. As of December 31, 2007, the face value of outstanding senior exchangeable convertible notes was $168 million.

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

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or proxy statements. We are allowed six months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.

Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.

We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

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

We believe that we are engaged primarily and directly in the businesses of providing enterprise software and business services through our CDC Software business unit, on online games through our CDC Games business unit and on mobile applications and internet and media services through our China.com business unit. Also, based upon an analysis of our assets at December 31, 2007 and income for the year ended 2007, during 2007, we do not believe we will be considered an investment company. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company.

If we were to become subject to the requirements of the 1940 Act, our operations and results would be negatively impacted, including among other possible effects, our inability to raise capital through the offer and sale of our securities in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission. Additionally, we would be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming and “investment company” as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the Investment Company Act of 1940, as amended.

We can give no assurances in the future as to our investment company status under the Investment Company Act of 1940.

We believe, although we cannot assure you, that our Class A common shares should not be treated as stock of a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2007. This belief is different than the determinations we have made in previous years, and we cannot assure you that we will not be treated as a PFIC in the future.

We do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2007, based upon our analysis of our assets held at the end of each quarter of our taxable year ending December 31, 2007, and our income for our taxable year ended December 31, 2007. However, the PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules. Accordingly, we cannot assure you that the IRS will not successfully contend, or that a court would not otherwise conclude, that we are a PFIC. Accordingly, prospective investors are strongly urged to consult with their tax advisor as to the effects of the PFIC rules.

Further, the PFIC determination is made annually, and therefore may be subject to change in future years. Thus, we can provide no assurance that we will not be classified as a PFIC in 2008 and beyond. The determination of whether we would become a PFIC in a future tax year would be principally based upon:

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

Sales of substantial amounts of our Class A common shares in the public market could adversely affect the market price for our shares. As of March 31, 2008, we had 117,677,165 Class A common shares issued and outstanding, substantially all of which may be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144, which permits resales of securities subject to limitations (including trading volume) depending on the holding period of such securities.

In August 2007, we prepared and filed a shelf registration statement on Form F-3 pursuant to which we could potentially register an indeterminate number of common shares and preferred shares, debt securities, or warrants to purchase any of such securities or units.

Several of the agreements we have entered into with respect to acquisitions we have made, require us pay cash and/or issue “earn-out” shares, which are shares of our common stock issued to sellers or other persons in those transactions, upon the occurrence of certain milestones or on certain dates. These earn-out obligations may, in some instances, extend for several years past the date of the original agreement. Any such issuance of shares will cause dilution in the interests of our stockholders. Furthermore, many of the amounts payable or issuable under the earn-out provisions are variable, and the number of shares and/or cash that may be payable under these provisions may be significantly more or less than we may expect or have anticipated.

In addition, as we continue to issue and register shares to fulfill our contractual and acquisition-related obligations, and as our employees and other grantees have been or are granted, and subsequently exercise, additional options to purchase our common shares, additional shares will be available-for-sale in the public market. We have also granted options to certain of our shareholders, directors and officers to purchase our shares, the vesting of which options may be accelerated upon an occurrence of a change-of-control event. As a result, additional shares may be available-for-sale in the public market. The availability or perceived availability of additional shares could have a dilutive and negative impact on the market price of our shares.

In the future, we may also issue additional shares, convertible notes or warrants to purchase our shares, in connection with acquisitions and our efforts to expand our business. Shareholders could face further dilution from any such future share issuances.

Anti-takeover provisions in our charter documents may adversely affect the rights of holders of our common shares.

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. We intend to review and evaluate these provisions periodically and may adopt additional anti-takeover measures in the future. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us, in a tender offer or similar transaction.

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

Our headquarters and principal executive offices are located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, and our telephone number is 852-2893-8200. Our contact telephone number in Beijing is 011-8610-5129-8700. Our primary address in the United States is Two Concourse Parkway, Suite 800, Atlanta, GA 230328 and our telephone number in Atlanta is (678) 259-8510. We have a website that you may access at http://www.cdccorporation.net. Information contained on our website does not constitute part of this Annual Report.

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

Acquisitions and Divestitures

Our goal is to be a global company focused on enterprise software through our CDC Software business unit, online games through our CDC Games business unit, internet and media services through our China.com business unit. The evolution of our business model has been achieved in large part through strategic acquisitions and investments during the past three fiscal years. We have spent a significant amount of cash and have issued a significant number of our common shares in connection with the strategic acquisitions and investments mentioned below.

The following is a summary of our strategic acquisitions and investments completed since September 2003 organized by business unit:

CDC Software

Software Group

Acquisition or Investment	Date	Description
Industri-Matematik International Corp.(1)	September 2003, November 2007	SCM for distribution intensive industries.

Pivotal Corporation	February 2004	Vertical CRM applications.

Ross Systems, Inc.	August 2004	Extended ERP and SCM applications.

Assets of JRG Software, Inc.	February 2006	On-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS).

C360 Solutions, Inc.	April 2006	Add-on products, solutions and tools for the Microsoft Dynamics CRM platform.

MVI Holdings Limited	October 2006	Real-time performance management solutions for process manufacturers.

Vis.align, Inc.	December 2006	Enterprise solutions and IT services provider based in Pennsylvania.

Respond Group Limited	February 2007	Enterprise class complaints, feedback and customer service solutions.

Saratoga Systems Inc.	April 2007	Enterprise CRM and wireless CRM applications.

Catalyst International	September 2007	Integrated supply chain execution solutions and services.

Integrated Solutions Limited	March 2008	Enterprise solutions provider based in Hong Kong.

Global Services Group

Acquisition or Investment	Date	Description
Assets of Horizon Companies, Inc. (51%)	February 2006	Outsourced IT support and consulting services provider based in India, Canada and New Jersey.

DB Professionals, Inc.	June 2006	Outsourced IT support and consulting services provider based in Oregon.

OST International Corporation	June 2006	Outsourced IT support and consulting services provider based in Illinois.

Vectra Corporation (60%)	May 2007	Information security consulting services, managed services and enterprise security solutions provider based in Australia.

Assets of PlanTec Pty Ltd	June 2007	Information services provider based in Australia.

Catalyst International	September 2007	Integrated supply chain execution solutions and services.

Snapdragon Consulting Pty. Ltd.	October 2007	Information service provider based in Australia focused on Microsoft CRM.

CDC Games

Online Games

Acquisition or Investment	Date	Description
Equity Pacific Limited (holds Beijing 17Game Network Technology Co., Ltd.) (2)	March 2006	17game is a leading massive multiplayer online role-playing games (MMORPG) provider in the China market.

Gorilla Banana Entertainment Corp.	January 2007	Independent online games development company in South Korea (minority equity investment and distribution rights).

Auran Holdings Pty Ltd	March 2007	Developer of online games in Australia (minority equity investment and revenue sharing rights).

Mgame Corporation	March 2007	Leading developer of online games in South Korea (minority equity investment and distribution rights).

Guangzhou Optic Communications Co., Ltd., or “Optic” (2)	July 2007	A leading online games company in the PRC.

(1)	In September 2003 we acquired a majority interest in IMI by acquiring 51% of IMI’s holding company, Cayman First Tier. In November 2007, we entered into a letter agreement with Cayman First Tier, IMI’s holding company, and Symphony Technology Group, the holder of the remaining 49% interest in IMI, whereby the amounts outstanding under $25.0 million loan made by Cayman First Tier to Symphony were deemed to be repaid in full in exchange for the transfer to Cayman First Tier of Symphony’s right, title and interest in Symphony’s 49% ownership interest in Cayman First Tier.
(2)	In March 2006, a subsidiary of China.com acquired the remaining 52% of Equity Pacific Limited, or Equity Pacific, which ultimately owns Beijing 17game Network Technology Co Limited, or 17game, amongst other subsidiaries. 17game was transferred to CDC Games in December 2006 in connection with our internal restructuring.

China.com

Mobile Services(1)

Acquisition or Investment	Date	Description
Group Team Investments Limited (holds Beijing He He Technology Co. Ltd.)	May 2004	Operated Go2joy, a mobile value-added services and applications provider in China with partnerships with media companies in China.

Unitedcrest Investments Limited (holds Shenzhen KK Technology Ltd.)	June 2005	Mobile value-added services and applications provider in China which specializes in nation-wide WAP businesses.

Timeheart Science Technology Limited	November 2006	Provider of MVAS products through personal digital assistants (PDAs), wireless application protocol (WAP), multimedia services (MMS), interactive voice response (IVR) and media stream, in China.

(1)	In February 2008 we announced that we would be discontinuing our mobile services operations and we have since discontinued such operations.

We continually seek to acquire companies that support and expand our current business models. Our acquisitions are typically financed through a combination of cash and our common shares.

In August 2007, we entered into four separate purchase agreements to sell the principal assets and subsidiaries that comprise our Ion Global business for $9.0 million. Under the terms of the agreements, we agreed to sell: (i) the assets related to the internet consulting services and website design and development of Ion Global (California) Inc.; (ii) substantially all of the assets of Ion Global Limited; (iii) all of the issued and outstanding shares of Ion Global Korea Ltd. held by Ion Global (BVI) Ltd.; and (iv) the “Ion Global” trademark.

B.	Business Overview

CDC Corporation, with facilities in the PRC, Southeast Asia, North America, Europe and Australia, is a global provider of enterprise software, online games and internet and media services. We report operating results in five business segments, “Software,” “Business Services,” “Online Games,” “Mobile Services and Applications” and “China.com”. During 2005, we reorganized these segments into two core business units, CDC Software and China.com., and during 2006, we added a third core business unit, CDC Games. The operations of Software and Business Services are included in the CDC Software business unit, the operations of online games are included in the CDC Games business unit and the operations of Mobile Services and Applications and China.com are included in the China.com business unit. In February 2008 we announced that we would be discontinuing our mobile services and applications operations and we have since discontinued such operations due to the regulatory environment connected with such operations.

CDC Software Business Unit

Our Business

CDC Software is a leading global provider of specialized enterprise software applications and complementary business services to customers in select industries, which we refer to as our targeted vertical industries. Companies in our targeted vertical industries generally have specific and complex business needs and often are subject to specific and extensive regulatory requirements. We believe that our enterprise software applications address our customers’ critical, industry-specific requirements more reliably and more cost-effectively than conventional enterprise software applications. We also offer a range of complementary business services, including information technology, or IT, and outsourcing services, that span the lifecycle of our customers’ technology investments.

We conduct our business through our Software Group and our Global Services Group. Through our Software Group, we offer enterprise software applications that are designed to deliver industry-specific functionality. We believe our products help our customers establish and maintain a competitive advantage by allowing them to reduce the cost of their operations, gain visibility needed for continuous business improvement and ensure their regulatory compliance. Our products can typically be rapidly deployed, configured and upgraded easily, and are intuitive to learn and use. We believe these factors lower our customers’ total cost of ownership and increase their return on investment.

CDC Software’s principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers in the food and beverage, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management; and

•

Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes, such as the financial services, homebuilding and real estate, general manufacturing, energy, insurance and healthcare industries.

Through our Global Services Group, we offer IT and business services to help our customers optimize their business processes and maximize the value of their IT expenditures. Our IT and business service offerings include application development, IT infrastructure services, help desk services, business process improvement, implementation and outsourced hosting and application management services. Our customers make significant investments when they purchase enterprise software applications, whether from us or other software vendors, to run many critical business processes for years to come. Our broad range of IT and business services helps our customers protect and extend the value of those investments by offering them ways to improve and enhance their IT systems and business processes. We assist our customers in implementing software and in fine-tuning their IT infrastructure, including processes, systems and personnel management.

As of March 31, 2008, products and services had been purchased by over 6,000 companies worldwide. For the year ended December 31, 2007, the CDC Software Business Unit generated total revenues of $349.0 million and operating income of $21.5 million. Our Software Group and our Global Services Group accounted for 59% and 28%, respectively, of these 2007 revenues.

Software Group

Overview

Our Software Group provides a diverse portfolio of sophisticated enterprise software applications for mid-sized enterprises and divisions of larger enterprises in our targeted vertical industries. Revenues from our Software Group were $238.3 million in 2007, which constituted 59% of our total revenues during that period.

Our integrated suite of enterprise software applications help our customers improve efficiencies and profitability through company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, general manufacturing, logistics, human resources, marketing, sales and customer service. While most of our products are available as licensed applications installed at our customers’ facilities, some of our products are available on a subscription basis over the Internet. Over time, we intend to make more of our products available in a SaaS format. We complement our products with a range of business services that promote a lower totals cost of ownership and faster return on investment. The following chart summarizes our current vertically focused products and services:

Industry Specialization	CRM	ERP	SCM	Manufacturing Operations	HR Payroll (China)	Business Analytics
Financial services	•				•	•
General manufacturing	•				•	•
Healthcare	•				•	•
Consumer products	•	•	•	•	•	•
Food and beverage	•	•	•	•	•	•
Pharmaceutical and biotechnology	•	•	•	•	•	•
Chemicals	•	•	•	•	•	•
Metals and natural products	•	•	•	•	•	•
Energy	•
Insurance	•

Our products and services are designed to meet the specific needs of our targeted vertical industries by helping to address the unique challenges facing those industries. Some of our industry-specific solutions may help our customers:

Selected Targeted Vertical Industry	CDC Software Industry-Specific Solutions
Financial services	• Differentiate product offerings

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

• Streamline time-intensive processes to reduce costs

• Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

General manufacturing

•   Accelerate time to market for new products

•   Increase sales effectiveness by managing indirect relationships with deal influencers, such as doctor

•   Increase margins through improved price quoting and discounting

•   Coordinate the management of extended sales teams including direct, wholesalers and distributors

Healthcare	• Gain insight into individual client requirements and expectations

• Improve data quality and management visibility

• Improve the profit potential of each client

• Coordinate services more consistently and effectively across all departments

• Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Food, beverage and consumer products

•   Streamline operations and supply chain functions to reduce costs and improve profits

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

Metals and natural products (forest and agricultural products)

•   Streamline operations and SCM functions to reduce costs and improve profits

•   Minimize operating costs and maintain control while taking advantage of the industry trend toward outsourced and offshore manufacturing

•   Respond to an increasing need to outsource to meet cyclical demands

• Enhance customer service as a differentiator

• Improve productivity

• Optimize value of capital investments in production equipment and warehouse capacity

Energy	• Quickly integrate new products and services into the sales force

• Quickly adapt complex processes to new regulatory mandates and energy conservation incentive programs while tracking the success of these programs to ensure compliance

• Integrate data from many different systems into a consolidated view enabling customer service to provide customers with insight into complex pricing and rebate programs

Insurance	• Provide accountability throughout the entire lifecycle of a group through automated workflows between internal departments and broker channels

•   Integration with core systems either through imports or real-time connectivity eliminating data duplication, reducing data entry and errors, as well as improving sales, underwriting, and membership processes

Enterprise Software Applications and Services

Our enterprise software applications and services include the following:

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

Supply Chain Management (SCM). Our SCM products help enable process manufacturers to plan and forecast proactively, optimize production schedules for low-cost and high-quality customer service, minimize inventory investments, and streamline distribution operations. We also offer SCM products for distribution intensive companies that support demand-driven fulfillment in multi-company, multi-site, multi-channel environments, such as for retailers (grocery stores, specialty goods and direct merchant retailers), wholesalers (pharmaceutical and over-the-counter drug distributors) and consumer goods manufacturers, which have high volumes of order transactions and fast-moving products.

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

Enterprise Feedback Management (EFM). Our EFM applications help organizations capture and process customer complaints and feedback and use this information to help deliver cost reductions, increased efficiencies, improved customer satisfaction and increased profitability. These applications help companies maintain customer satisfaction and advocacy, and drive business improvements and competitive advantage as well as providing the ability to help address regulatory compliance requirements.

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

The following table sets forth the core components of our various solutions:

ERP	SCM	Manufacturing Operations	CRM	EFM	HR Payroll (China)	BA

•   Financial Management

•   Manufacturing Management

•   Quality Management

•   Regulatory Compliance

•   Materials Management

•   Inventory Control

•   Maintenance Management

•   Business Analytics

•   Data Collection

•   Supplier Management

•   Demand Planning

•   Replenishment Planning

•   Vendor Managed Inventory

•   Sales and Operations Planning

•   Production Scheduling

•   Radio Frequency Identification (RFID)

•   Planning

•   Execution Analytics

		• Finite Factory Scheduling • Real-Time Performance Management • Reporting and Analytics	• Sales • Marketing • Service • Partner Management • Analytics • Mobile CRM • Complaint and Feedback Management • Add-on products to Microsoft Dynamics CRM	• Customer Complaints • Complaint Management and Escalation • Analytics	• Human Resources • Payroll Administration • Attendance Tracking • Employee Self-Service	• Reporting • Analysis • Budget • Planning

Customer Services

Our Software Group offers a variety of professional services to customers that use our enterprise software applications. These services cover the full range of business optimization requirements, including industry advisory services, business process improvement services, traditional implementation services, tuning/optimization services and outsourced hosting/application management services.

The following diagram illustrates the range of professional services we are able to offer to match up with the continuum of customer needs.

The Professional Services Continuum

Generally, these customer services are offered on a time and expense reimbursement basis, although there has been an increasing trend to perform such services for a fixed fee.

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

Other Customer Services Provided by the Software Group

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

Global Services Group

Our Global Services Group provides many of the same business optimization services offered by our Software Group to customers that do not use our enterprise software applications. The Global Services Group assists customers to achieve the highest value for their IT expenditures by providing our customers with more value-added services than offered by our Software Group. These services are generally offered on a regional basis in the United States and Australia. In order to provide more cost-effective services while maintaining a high quality of service, our Global Services Group utilizes both locally based professional services staff who can interact with a customer’s staff on-site, as well as “off-shore” professional services staff typically located in India or China.

Revenues from our Global Services Group were $110.8 million in 2007. As a percentage of total revenues, revenues from our Global Services Group constituted 28% of our total revenues in 2007.

Customers

Our enterprise software customers operate in process-intensive industries, such as the food and beverage, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries, and in other industries that are characterized by complex customer relationships, such as the financial services, homebuilding and real estate, general manufacturing and healthcare industries. We believe customers in these industries benefit from vendor solutions that address their industry and business specific needs, such as the ability to make modular purchase decisions, the availability of risk-mitigating implementation services and strong configuration support. As a result, our products often suit mid-sized enterprises and divisions of larger enterprises in our targeted vertical industries. As of December 31, 2007, over 6,000 customers worldwide had purchased our products.

Within the Global Services Group, we target both mid and large companies doing business in many areas including telecommunications, chemical, oil and gas, pharmaceutical, consumer product, utility, insurance, banking and finance, entertainment and IT sectors. Because many of our target customers for business services are also in our targeted industries for enterprise software, we seek to cross-sell both enterprise software applications and business services between the two customer bases in addition to leveraging our industry expertise and knowledge gained between the two lines of business.

During 2007, our top 10 customers accounted for 11% of our total revenues. No customer accounted for more than 10% of our total revenues in 2006 or 2007.

Sales

We sell our products and services through a variety of methods, including our direct sales force, our channel partners and distributors, and, for certain products, through our websites. Our direct sales force is organized by vertical industry and is primarily concentrated in the United States and Western Europe. As of December 31, 2007, we had approximately 260 employees engaged in direct sales.

In addition to our direct sales force, we sell our products through partners and distributors. These partners include value-added resellers, original equipment manufacturers, consulting and professional services companies, progressive product development organizations, and regional consulting and sales agents that meet certain criteria. Our partners and distributors pay us royalties on the sales of products and maintenance services. As of December 31, 2007, we had approximately 44 distributors, principally located outside the United States, that distribute our enterprise software products. In addition, we sell add-on products, solutions and tools for the Microsoft Dynamics CRM platform both directly through an online store and through more than 600 authorized reseller partners worldwide.

China Strategy for Leveraging Development Capabilities

We believe that we maintain a low-overhead research and development infrastructure that delivers high-quality, low-cost software development capabilities through our operations in Shanghai and Nanjing. As of March 31, 2008, we maintained a total of 135 employees in these facilities.

While our product development and design decisions are primarily maintained in the United States, software development and quality assurance testing work has been increasingly moved offshore. We now have a significant amount of our global research and development organization in China, and currently intend to increase that amount over time. We believe that this strategy will help further reduce our overall cost structure, as labor costs for information technology professionals are approximately 18% of the typical costs of those paid in the U.S. and 79% of the typical costs paid in India. Furthermore, in China, turnover rates have been relatively low, and we have experienced only modest salary increases relative to other regions, such as India.

Currently, Shanghai is our key development center in China today; however, we have also established a significant presence in Nanjing. Nanjing offers lower operating cost than Shanghai, which helps us maintain a low average cost structure in China. Total operating costs in Nanjing are approximately 20% lower than those in Shanghai, and salaries in Nanjing are approximately 18% lower.

In addition, we also maintain a relationship with one of China’s leading universities, the Nanjing University. We believe this relationship helps our recruiting efforts by attracting top talent.

We also believe that one of our competitive advantages is our ability to migrate research and development efforts to our China operations. Since many of the companies we typically acquire have research and development expenditures greater than our corporate average, during our integration process, we typically leverage our offshore capabilities to lower that spend level, or accelerate development schedules.

China Strategy for Increasing Software Sales

We also believe we have a strong sales channel in China that may allow us to benefit from positive economic and technology trends in China.

Our total headcount in sales and marketing in China is currently approximately 110 persons, and our locations include Shanghai, Beijing, Nanjing, Guangzhou, and Hong Kong.

Global concern over China’s food and product safety is a major catalyst for interest in our products in China as our ERP products provide food and product traceability necessary to support brand protection initiatives. Other industry drivers include the need to support complex regulatory and reporting requirements for human resources and payroll, and the need to ensure that supply chain inefficiencies do not negatively affect the low cost of labor.

Furthermore, one example of an emerging market we are targeting in China is CRM in the Financial Services industry of Institutional Asset Management. Approximately 50% of the top 25 global asset management firms use CDC Software’s CRM packages. We hope to leverage that experience into the Asia/Pacific region, initially targeting Hong Kong and Singapore.

We have developed our HRM solutions to specifically address the unique regulatory and reporting requirements found in China, and our HRM products are already established in the manufacturing, business services and financial services industries in China. We intend to take advantage of this customer base to help cross-sell our other enterprise applications to these customers.

Franchise Partner Program and Other Initiatives

We have established a Franchise Partner Program, or FPP, and have allocated an aggregate of up to $20 million for investment in channel partners to establish strategic relationships that we hope will accelerate mutual business expansion. We select participating partners in high-growth geographies including Eastern Europe, the Middle East, Latin America, India and China. For participation in the FPP, we seek partners with long-standing, successful track records in ERP, SCM and CRM. Additionally, we consider the more than 600 authorized distribution partners of CRM add-on products, industry-specific CRM solutions and CRM development tools for Microsoft Dynamics CRM. Our investments, made through equity investments, lines of credit or a combination of these, are used to help these partners grow their businesses through expanded marketing and sales programs, accelerated product localization and improved local support and services.

To date, we have entered into agreements under the FPP with Business T&G Group, in Spain, CMT Latin America, in Latin America, Desarrollo de Recursos Estratégicos S.A de C.V, in Mexico, Ross Systems Chile Ltda, in Chile and DC Software do Brasil Sistemas S.A., in Brasil, we have also acquired Brilliant Training and Consulting in Australia, and a majority ownership interest in Integrated Solutions Limited a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China.

In December 2007, we announced that we had commenced sales of our Pivotal CRM solutions in India through CDC CRM Solutions Private Ltd., a company in which we have taken a 19% ownership stake and that is intended to exclusively sell Pivotal CRM in India.

In addition, in October 2007, we executed a term sheet to enter into a joint venture with FlexSystem Limited to develop, market and sell basic accounting and payroll SaaS products. We intend that the products to be developed by the joint venture will initially be marketed and sold to customers in the People’s Republic of China. The term sheet provides that each party shall license certain intellectual property rights to the joint venture for use in product development. The completion of the joint venture with FlexSystem remains subject to standard conditions, including, but not limited to, finalizing definitive transaction agreements, completing due diligence to our satisfaction and obtaining the approval of our board of directors.

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

Product Development

To meet the increasingly sophisticated needs of our customers in our targeted vertical industries and address potential new markets, we strive to invest in, and enhance the functionality of, our existing product offerings and related services and develop new product solutions. During 2007, we spent $23.8 million on research and development activities.

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

Generally, the expert knowledge of the functionality of our products and the needs of our customers is located in Atlanta, Georgia for our enterprise and departmental solutions for process manufacturers, and in Vancouver, British Columbia, Canada, and Campbell, California for our vertical CRM products. Our software development capabilities, however, are located principally in China and India. In addition to our development centers in Shanghai and Nanjing, we have established a software development center in Bangalore, India to develop our vertical CRM products. Our Shanghai and Bangalore centers have achieved Microsoft Gold Certification. As of December 31, 2007, our software development centers in China and India employed approximately 135 and 167 development personnel and 0 and 19 consultant personnel, respectively. This shift has enabled us to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By managing our own internal development centers, rather than outsourcing to third parties (as is frequently practiced in the software industry) we believe we have maintained better control over product quality and development schedules.

Development activity during 2006, 2007 and the first quarter of 2008 covered a range of evolving functionality enhancements to present releases of our products, including the following:

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

•

Q2 2006. New products launched furthered our commitment to providing leading applications for our targeted vertical industries. These new applications include CRM 5.9, which provided greater usability for end users to quickly navigate to the information they need, and increased flexibility for tailoring the solution to implement complex business practices. Additionally, CRM 5.9 included a BlackBerry Wireless Handheld mobile application, Call Scripting for automating customer interactions, and other significant customer-driven enhancements. Home-building 5.7 and Manufacturing 2.1 were also launched to address additional industry-specific requirements. An Enterprise Performance Management, or EPM, application relating to our inventory module was launched to provide our process manufacturing customers with visibility into key inventory performance indicators and business drivers. This added to the EPM sales and EPM manufacturing applications that had been previously launched. Additionally, version 5 of the OnePlan SaaS planning and scheduling applications was made available, which added and improved functionality to increase visibility, improve scheduling and add collaborative features.

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

•

Q1 2007. We released version 6.2 of our ERP applications which added graphical Business Process Modeling workflow capabilities that improve collaboration and process consistency across internal departments, as well as supplies and customers.

•

Q2 2007. We released version 5.10 of our marketing automation application, CDC Market-First, which provided enhanced integration with our CRM applications and introduced Market-First Analytics providing graphical dashboard analysis of marketing campaign performance. Also during Q2 2007 we launched CDC Factory, the first packaged manufacturing operations management solution that includes real-time performance management and finite factory scheduling. CDC Factory provides a real-time framework that helps manufacturers unlock hidden capacity on the factory floor by managing production scheduling in real time, pinpointing the causes of plant inefficiencies and providing immediate feedback on key operating metrics including rate, yield, utilization and per unit cost. CDC Factory is the result of internal research and development investments coupled with two targeted acquisitions of specialized process manufacturing solutions. The CDC Supply Chain product line was enhanced with the launch of IMI eCommerce, an eCommerce solution that combines the company’s advanced order and supply chain management solution with a new web application. IMI customers have access to product catalogs, as well as current contract prices and delivery information.

•

Q3 2007. Ross Enterprise EPM Budgeting v5.9.4 was released, providing a web-based, automated budgeting solution that unifies and streamlines customers’ budgeting, planning, forecasting, analysis and reporting processes, aligning both operational and finance departmental objectives. This new EPM module allows customers to quickly and easily adjust budgets and forecasts as strategies, plans or operations change. The Business Process Modeling application (BPM) was released for customers on both v6.2 and v5.9 Ross Enterprise ERP releases. In addition, Ross Enterprise ERP v6.2 Service Pack 1 was announced for both UNIX & VMS technology platforms. This Service Pack includes a list of new connectors for the BPM workflow which enables customers to create additional process workflows within Ross ERP, around Sales Order, Receiving, and production order processing.

OnePlan v5.8, the finite scheduling application within CDC Factory was released. This release includes the introduction of Factory Demand which accepts high level and detailed forecasts and sales history, and allows for adjustment and disaggregation of demand into specific products, demand dates, and quantities, for more focused finite production scheduling. This release is based on B2MML integration standards, for improved import and export of information with external applications.

During the quarter, the CDC Factory product line was launched in Spain, including a first release of CDC Factory translation in Spanish, with related sales information and a Spanish web site also now available.

Pivotal CRM for Financial Services 5.9 French was released to address the French-speaking markets.

The first version of the CDC MarketFirst Deliverability Email Server was release. This addition to CDC MarketFirst resolves e-marketing deliverability issues by adding a high-performance email application server that increases message reception, revenue and campaign ROI.

C360 added four new products and enhanced most of the existing products in its Core Productivity Pack. c360’s Core Productivity Pack was released in conjunction with Microsoft CRM version 4.0. The new products were designed using customer and partner feedback with a focus on increasing CRM usability, user productivity, and user adoption.

•

Q4 2007. EPM 6.2.101, was delivered for Enterprise Performance Management (EPM) Sales. In addition to providing visibility regarding overall sales history, Ross ERP customers can now leverage key Pricing and Promotions information to provide profitability insight, based on the cost impact of promotional incentives awarded, and relative to the return on sales for their business. New Scoreboards, Dashboards, analysis Dimensions, and additional Metrics and Key Performance Indicators (KPI’s) are now available to address critical pricing and promotions requirements specific to the Food, Beverage, Consumer Products Pharmaceuticals and Biotechnology vertical industries.

The first managed software as a service (SaaS) enterprise solution for the Life Sciences (Pharmaceuticals and Biotechnology) vertical industries was launched. This comprehensive, industry-specific solution for life sciences companies may be deployed in a matter of days with, in most instances, no customizations required. This unique combination of industry fit and rapid deployment makes this solution suited to a broad array of emerging and mid-sized pharma and biopharma companies supporting GMP manufacturing, clinical supply operations, chargebacks for wholesaler distribution, and project / service-based organizations (CMO/CRO). These life sciences enterprises can choose an off-site hosted or an on-site managed deployment and they also have the option to choose a monthly subscription fee or traditional software license fee.

Pivotal 5.9 Platform upgrade was released providing compatibility support for key customer environment applications, including Windows Vista, Microsoft Internet Explorer 7, Microsoft Exchange 2007, Microsoft Office 2007 and Crystal Reports XI. Pivotal CRM for Homebuilding version 5.9 was released providing integration to the industry-standard home options system from Envision.

CDC MarketFirst 5.10 French was released to address the French-speaking markets.

CDC Respond was enhanced with the launch of Respond Runner, a new application in the latest release of its CDC Respond 3 XA suite of enterprise applications for customer complaint and feedback management. Respond Runner offers powerful new automation and scheduling features that streamline processing and analysis of business data that also help improve an organization’s overall operational efficiency.

•

Q1 2008. Ross ERP v6.2 Service Pack 2 was released, as part of the existing Ross Enterprise product suite. This Service Pack 2 offers enhancements in the following areas: Integration with Ross SCP 6.3, Eleven new BPM (Business Process Management) connectors, ability to calculate and assign tax amounts on post-invoice discount promotions in AP or AR, based on a sales invoice, in order to meet the tax requirements in different countries, especially in Europe.

Ross EPM v 6.2.101, is an upgrade that provides the addition of pricing and promotional analytics. With this upgrade, Ross EPM customers can now analyze gift promotions, book-only promotions, substitution discounts and multi-level sales order discount calculations, in order to help improve their level of customer service. As part of providing expanded negotiated pricing and discounting terms and conditions of sales, Ross EPM Sales enhancements now provide new dashboards, metrics, and KPI’s, based on added analysis dimensions, as part of offering added insight into the impact of promotional costs on Sales and Profit Margin over time.

Ross Supply Chain Planning v6.3 was released, formerly known as the Supply Chain Management suite, and provides significant usability and performance enhancements to Demand Planning (DP), Inventory/Replenishment Planning & VMI, and the Advanced Planning & Scheduling (APS) modules, as well as added interoperability with Ross ERP – SCP Integration. Major improvements include APS Labor Planning incorporating graphic displays and dynamic alerts, what-if scenarios and 15 new KPI’s in APS Performance Management and a new DP Performance Management that now provides improved Forecast Exception and new Forecast Error measurement tools.

CDC Factory Scheduling upgrade—This release provides significant new scheduling features, usability and performance enhancements to help improve production scheduling and real-time integration between shop floor execution and production schedules. The Enhanced Labor Scheduling feature now offers the ability to define, model and assign labor types to specific production tasks, to further enable the optimization of human capital within the factory.

Pivotal Capital IQ Adapter was released, which delivers a packaged solution that allows financial services institutions to leverage Standard & Poors Capital IQ data within the Pivotal System.

We released an ASR Conversion Tool to assist customers and partners in migrating their existing software to our new Pivotal 6.0 platform.

We released the French version of Pivotal CRM for financial services 5.9 which delivers several key customization, administration and end user enhancements to expand our offerings in the financial services industry.

Competition

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

Global Services Group

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

CDC Software’s Competitive Strengths

We believe our principal competitive strengths include the following:

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

Our products are scalable to meet the needs of growing businesses. Many of our customers require products that support growing numbers of employees, customers and partners. Our enterprise software applications are designed to enable our customers to expand their use of our products as their businesses grow by adding servers without having to re-implement software or retrain personnel. This improves product performance, enables our products to support larger numbers of concurrent users at lower cost, thereby protecting our customers’ original investment in our products, and provides us with ongoing revenue streams as our customers grow.

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

We have a global, diverse and growing base of highly satisfied customers. Our enterprise software applications have been purchased by over 6,000 companies worldwide as of December 31, 2007, and our customer base is growing. During 2007, approximately 51.0% of our total revenues were generated in North America, approximately 24.9% in Europe, the Middle East and Africa, and approximately 24.1% in the Asia Pacific region, whereas during 2006, approximately 56.4% of CDC Software total revenues were generated in North America, approximately 27.4% in Europe, the Middle East and Africa and approximately 16.2% in the Asia/Pacific region. Our global and diverse customer base helps ensure that we are not dependent on any single customer, industry or geographic region. We expect to continue leveraging our existing customer relationships to support our marketing and sales programs through customer case studies, media interviews, speaking engagements and sales references to generate additional leads and sales.

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

Our Growth Strategy

Our goal is to be an integrated global enterprise solutions company offering a complete range of software products to meet the needs of large and mid-sized enterprises in our targeted vertical industries. We also seek to provide high quality, affordable, value-added services that complement our product offerings and enable our customers to enhance their IT use. The key elements of our growth strategy are to grow our business organically and through selective acquisitions. Specifically, we intend to:

Continue to expand and enhance our industry-specific products and expertise to strengthen our competitive advantages. We intend to continue to focus on offering high-quality solutions to our new and existing customers to address their specialized business, industry and regulatory requirements at an affordable cost. To accomplish this, we intend to:

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

Capitalize on cross-selling opportunities into CDC Software’s installed customer base. As of December 31, 2007, CDC Software’s enterprise software applications and services had been purchased by over 6,000 companies worldwide. However, because the licensing and implementation of software solutions involves a significant capital investment, many customers may not purchase all of the modules or applications we offer to optimize their business at one time. Therefore, CDC Software’s large, global customer base provides us with a significant opportunity to sell our new software products, upgrades for existing applications and complementary business services. CDC Software’s sales force has specific sales and marketing personnel dedicated to penetrating our installed customer base. In addition, our business services customers include many companies that are not currently customers of our enterprise software applications, which presents opportunities to sell our enterprise software applications to business services customers in our targeted vertical industries. During 2007 and the first quarter of 2008, software sales to our growing base of customers increased as a percentage of our overall software license sales.

Enhance our customer relationships. With the broad range of services offered by our Global Services Group, we seek to enhance our customer relationships. We offer capabilities to address the broader strategic issues our customers face as their industries evolve, such as identifying leading industry practices and designing such processes into their systems. We also offer additional technical capabilities to enhance our customers’ existing systems or even operate their IT systems on an outsourced basis. We believe this expanded relationship with customers across the spectrum of their IT needs will increasingly become the trend and expectation of purchasers of strategic IT systems.

Selectively pursue acquisitions. We may continue to selectively pursue acquisitions to expand our product and service offerings, extend our geographic reach and grow our customer base. Since 2003, we have consummated over 20 acquisitions many of which have provided additional vertical expertise and solutions in our vertical industry portfolio. For example, in February 2007 we acquired Respond Group Limited, which added complaint and feedback management capabilities to our vertical CRM applications, and in October 2006 we acquired MVI Holdings Limited, which added real-time performance management capabilities to our portfolio of solutions for process manufacturing.

Target emerging markets for enterprise software applications. We believe that lower cost geographies, such as China and India, represent strong growth markets for enterprise software applications as many companies continue to relocate their operations to those regions due to lower overhead and labor costs. We intend to target opportunities in these emerging markets, as well as opportunities in Latin America and Eastern Europe. In particular, we believe we are well positioned to take advantage of the experience and infrastructure of CDC Corporation’s family of companies in China. We believe our enterprise software applications will have competitive advantages in our targeted vertical industries in these emerging markets.

Expand our in-house software development, services and support centers located in China and India. We perform increasing amounts of our software development, services, and support functions at our in-house development centers located in China and India. While our product development and design decisions are made locally, the actual development work has been increasingly moved offshore. In addition to our development centers in Shanghai and Nanjing, China, we have established a software development center in Bangalore, India to develop our vertical CRM products. Our Shanghai and Bangalore centers have achieved Microsoft Gold Certification. This shift has enabled us to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By establishing our own offshore development centers, we believe that we maintain better control over product quality and development schedules than our competitors that have outsourced their development work to third parties. Additionally, locating some of our service and support activities offshore allows us to provide those functions more cost effectively while maintaining quality levels.

Expand into new vertical industries. We have been successful by focusing on our targeted vertical industries, and we intend to expand into new vertical industries where we believe we can establish a competitive advantage. We may pursue such expansion either through strategic acquisitions or through internal product development. We expect to target new vertical industries that have characteristics similar to our existing vertical industries, such as those characterized by complex customer and partner relationships, intricate regulatory requirements and/or sophisticated processes and procedures.

CDC Games Business Unit

Overview

Our CDC Games business unit pioneered the “free-to-play, pay for virtual merchandise” business model for online games in China, and is a leading operator of online games in China. CDC Games’ online game, Yulgang, which was launched in July 2004, was the first free-to-play, pay for virtual merchandise online role playing game in China.

CDC Games has experienced significant revenue and earnings growth since it was formed in the third quarter of 2006. Online game revenues were $33.6 million for the year ended December 31, 2007, compared to $26.8 million for the year ended December 31, 2006, and operating loss from our online games segment was $14.6 million for the year ended December 31, 2007, compared to operating income of $9.5 million for the year ended December 31, 2006. During 2007, and prior to such time, 100% of our games revenues were derived from China.

As a percentage of total revenues, revenues from our online games segment constituted 8.3% of total revenues in 2007.

CDC Games’ Products

CDC Games offers massive multiplayer online role playing games, or MMORPGs and massive multiplayer online games, or MMOGs, which are online games that allow thousands of users to interact with one another in a virtual world by assuming ongoing roles, or avatars, with different features. In addition to traditional MMORPGs, we also offer more casual games that appeal to a wider audience and enable us to introduce our products to non-gamers through our integrated operating platform. The interactive and group-oriented nature of these games along with the size of our user base helps us retain our current users and attract new users.

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

•

In preparation for the commercial launch of a new game, we conduct closed beta testing of the game in an effort to eliminate technical problems. This closed beta testing is followed by open beta testing in which we allow registered users to play in open market conditions to ensure performance consistency and stability of the game platform and systems.

Current Games

Yulgang

Yulgang is a fantasy martial arts based MMORPG based upon a popular comic book series in Korea. The game creates a precise, rich and colorful cartoon-like virtual gaming world for online users using 2.5D graphics. In the game, players become martial artists and journey through a mythical realm learning martial arts, completing tasks and mastering skills. As they progress, players may choose factions to join and participate in massive battles for the honor of their factions. Players select a character class to play among bladesman, swordsman, archer, healer and spearman, and accumulate abilities and skills which can be carried over to the successively higher game levels. The game was awarded the “Top 10 Most Popular Games” award at the China Game Industry Annual Conference in both 2005 and 2006.

Yulgang can be accessed from any location with an Internet connection. Substantially all of the players in China access the game servers either from PCs at home or Internet cafe outlets equipped with multiple personal computers that have Internet access. Currently, a significant portion of CDC Games’ users access the game through Internet cafes throughout China.

In April 2008, we announced that we had commercially launched Yulgang 2.0, a significant content update for that game.

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

Shaiya

Shaiya is a fantasy-themed “free-to-play, pay-for-merchandise” MMORPG developed by and licensed from the Korean entertainment company, SONOKONG. In addition to its advanced graphics, Shaiya also contains music and sound effects produced by a large orchestra and choir. Players can choose to join either the Union of Fury or the Alliance of Light to take part in an epic feud where they can battle monsters or other players, and join with other players to battle for control of the continent.

Other Current Active Games

In addition to Yulgang, Special Force and Shaiya, we currently offer the following games in the following territories:

Game	Territory	Description
EVE Online	PRC (including Hong Kong & Macau)	EVE Online is a 3D science fiction MMORPG set in outer space. Players can pilot customizable ships as they take part in trading, mining, research, and pirating activities. Unlike many other traditional MMORPGs, EVE Online does not have occupations or levels, which gives players more freedom to explore the vast universe. This game uses a time-based payment model. We have licensed EVE Online from CCP.

Shine Online	PRC (including Hong Kong & Macau)	Shine Online is a 3D fantasy-themed MMORPG based on Japanese comic-style graphics with a wide appeal that includes various age groups and female players. Shine Online uses the “free-to-play, pay-for-merchandise” pricing model. We have licensed Shine Online from Ons On Soft.

Mir III	PRC (including Hong Kong & Macau)	Mir III is a “free-to-play, pay-for-merchandise” 3D fantasy-themed MMORPG. Mir III features martial arts style combat and users can choose between three unique character classes (Warrior, Sorcerer, and Taoist) as they defend the continent from the attacks of the evil forces. We have licensed Mir III from Wemade Entertainment.

Minna de Battle	Japan	Minna de Battle is a “free-to-play, pay-for-merchandise” 3-D Multiplayer Online Action Game which features a range of martial arts skills (Taekwondo, Kung Fu, Boxing, Kobudo), and also contains simple gameplay with support for gamepad input devices. Game modes include Team Play, Battle Mode, and Rumble Mode. We have licensed Minna de Battle from Gretech Corporation.

Lunia	North America	Lunia is a 2D/3D MMORPG that emphasizes action arcade action and is based on the widely popular manga-style of Japanese comics. In April 2008, we announced that we had launched our Skull Island Expansion for Lunia that provides additional challenges and content for players. We have licensed Lunia from Allm Corporation.

Games Licensing

In addition to our current active games, we license several additional games, which we may launch in the future, including, but not limited to:

Game	Territory	Description
Lord of the Rings Online	PRC (mainland only)	Lord of the Rings Online is a MMORPG set in the Lord of the Rings universe and is the first and only MMORPG based on the literary works of J.R.R. Tolkien. The Lord of the Rings Online allows players to explore the most famous fantasy world of all time, fight the evil minions of the Dark Lord Sauron, and advance their heros by adventuring through the vast reaches of Middle-earth. Gamers can adventure solo or choose from thousands of players online to forge their own fellowships. We intend that The Lord of the Rings Online will be a time-based game. We have licensed this game from Turbine, Inc., a developer based in the United States.

Street Gear	PRC (including Hong Kong & Macau)	Street Gear is a “free-to-play, pay-for-merchandise” 3-D roller blading Multiplayer Online Action Game. We have licensed Street Gear from NFlavour Corp.

DigimonRPG	PRC (mainland only) & North America	Based on a series of very popular Japanese animated television shows, DigimonRPG is massively multiplayer online game based on the Digimon world. We have licensed DigimonRPG from SK Telecom.

DigimonSavers	PRC (mainland only) & North America	Based on a series of very popular Japanese animated television shows, DigimonSavers is the next generation of the massively multiplayer online game based on the Digimon world. We have licensed DigimonSavers from SK Telecom.

Dragon Sky	PRC (including Hong Kong & Macau)	Dragon Sky is a Chinese martial arts-themed MMORPG set in medieval times. We have licensed Dragon Sky from SONOV.

Life Online	PRC (including Hong Kong & Macau)	Life Online is a MMORPG set in Medieval Europe with 3D cartoon-style graphics that features numerous fighting styles. We have licensed Life Online from SONOV.

We have also entered into license agreements for several games that we have subsequently deemed unlikely to succeed, and, therefore we may never launch. These games include Master of Fantasy, Chaosgem, Xeros Online, Dance Fever and Darkness and Light.

Game Licensing

Mgame Corporation

In December 2003, we entered into our original game license agreement with Mgame Corporation for Yulgang. This agreement was subsequently supplemented in June 2004 to extend the term of our license for Yulgang to December 2007 and provide a 21% royalty on our revenue derived from Yulgang to Mgame. Furthermore, in March 2007, we entered into an additional supplementary agreement with Mgame pursuant to which we extended our exclusive license to Yulgang in China (excluding Hong Kong) through 2010.

On October 17, 2007, Mgame unilaterally announced that they terminated their agreements with CDC Games, alleging breach of contract for non-payment. In October 2007, we filed two lawsuits against Mgame. The first lawsuit alleged breach of contract and that Mgame was not providing adequate technical support for Yulgang, and that Mgame was not supporting CDC Games in its efforts to combat pirate servers. We subsequently filed a second lawsuit alleging that Mgame breached contractual obligations owed to us by failing to provide certain financial and operating data and other information which Mgame is required to provide to us as a shareholder of Mgame.

Following the announcement of our disputes with Mgame in October 2007 and until such time as we resolved these disputes in March 2008, revenues generated by Yulgang declined significantly.

In March 2008, we settled our disputes with Mgame by entering into an Amended and Restated Exclusive Game License Agreement and Settlement Agreement. Under these settlement agreements, CDC Games received exclusive distribution rights to Yulgang in China until March 2010 with an option to extend for an additional year. CDC Games also agreed to work together with Mgame to launch a Version 2.0 upgrade to Yulgang as soon as possible following the settlement. In addition, the settlement agreements provided that our license fee payable to Mgame would be increased to $4.5 million of which $4.0 million of would be paid by us in the form of shares of Mgame held by us. Additionally, we agreed to pay royalty payments equal to 25% of revenues in months where revenues are less than $2.0 million and 28% in months where revenues are greater than $2.0 million, and agreed to terminate the game license agreement with Mgame pursuant to which we received the exclusive right to distribute Wind Forest Fire Mountain, or WFFM, a combat MMORPG developed by Mgame.

In April 2008, we announced that we commercially launched Yulgang 2.0, a significant content update for that game. Revenues from Yulgang have continued to recover since the settlement of our disputes with Mgame, but have not reached the levels we experienced before our dispute arose.

Other Licensors and Developers

In addition to our license agreement with Mgame for Yulgang, to date, we have obtained our content through licensing arrangements with developers and other third parties. We have entered into license agreements with each of Dragonfly GF Co., Ltd. and SONOKONG for Special Force and Shaiya, respectively.

We also monitor the markets to identify and source new online games, particularly the markets in South Korea, Japan and the United States. The cost of licensing games from developers generally consists of an upfront licensing fee, which we generally pay in installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing royalties for games which have been licensed range from 17% to 29% of total sales before distributor discount. Each of these licenses provides us with the exclusive right to operate the game in Mainland China, and in some instances, certain other territories, including India. Generally, the MMORPG developers agree to timely provide, without any additional charge, with updates, enhancements and improvements developed for the games licensed to us. The majority of our game licenses require the licensors to provide technical support.

Game Development

While we do not currently have an in-house game development capacity, we are considering either internally developing or acquiring a research and development program.

Game Developer Program and CDC Games Studio. In August 2006 we introduced a Game Developer Program which included an aggregate of US$20.0 million allocated for investment in selected strategic online game developer partners globally. Under the program we sought and intend to seek to make investments in developers through direct cash investments, equity investments, lines of credit or a combination of these. The investments are intended to be used to help these partners build China culturally aware titles, and may be complemented by market research and game research from us. In March 2007, we expanded our online games developer program by forming CDC Games Studio. CDC Games Studio seeks to attract talented games development companies around the world that may already have operations in China or are seeking to relocate or expand into China to take advantage of the market demand for new games, talent in China available for games development and tax incentives available to companies developing games for domestic distribution as well as for export. CDC Games Studio looks to fund the creation of new online games, as well as acquire rights to develop game titles in China, with the goal of publishing and distributing them on a global scale. As of March 31, 2008, CDC Games has entered into definitive agreements for three investments under this program:

•

Gorilla Banana. In December 2006, we entered into a subscription agreement pursuant to which we made an investment of KRW1.5 billion (approximately $1.6 million), payable in two installments, in Gorilla Banana Entertainment Corp., an independent online games development company in Korea. This investment, which was subject to certain regulatory approvals, was closed, and consideration was exchanged, upon receipt of these required approvals in first quarter of 2007. In connection with this investment, we acquired a minority equity stake in Gorilla Banana and options to increase our minority stake in the company during the 18 month period following closing. Furthermore, we also acquired the exclusive right to distribute Gorilla Banana’s game, Red Blood, based on a popular comic book series in Korea, India and China, in exchange for the payment of a royalty on gross revenues we may receive for this game. In addition, we also entered into a shareholders’ agreement with the existing shareholders of Gorilla Banana pursuant to which the parties agreed to certain uses of funding, preemptive and maintenance rights, rights of first refusal, restrictions on share transfers and sales, board representation rights, information rights and other matters. We have since incurred a loss of $1.1 million as a result of our investment in Gorilla Banana.

•

Auran. In March 2007, we entered into a subscription agreement pursuant to which we made an initial investment of approximately $1.7 million in Auran, a developer of online games in Australia, and entered into a facilitation agreement whereby we would receive a percentage of revenues on the sales of Fury, an MMORPG developed by Auran. In connection with this investment, we acquired a minority equity stake in Auran and options to increase our minority stake in the company during the 6 month period following closing. In July 2007 we exercised our first option to purchase additional shares of Auran by paying an additional $1.7 million. We have since incurred a loss of $3.3 million as a result of our investment in Auran.

•

Mgame. In March 2007, we entered into a subscription agreement pursuant to which we made an investment of $5.0 million in Mgame Corporation, one of South Korea’s leading developers of online games, including our current game, Yulgang. In connection with this investment, we acquired a minority equity stake in Mgame, for which we paid Mgame $5.0 million at closing. We also obtained rights relating to our access to information on Mgame, observation rights on Mgame’s board of directors, pre-emptive and anti-dilution rights, as well as a right for us to consent prior to the issuance of new debt by Mgame over certain monetary thresholds. Additionally, in March 2007, we entered into an exclusive game license agreement with Mgame pursuant to which we received exclusive rights to distribute the simplified Chinese version of Mgame’s next MMORPG, WFFM, in the PRC (including Hong Kong and Macau) until 2010. Pursuant to the Settlement Agreement by and between us and Mgame under which we settled all disputes with Mgame, we transferred $4.0 million of the shares of Mgame purchased in March 2007 as partial payment of the license fee set forth in the Amended and Restated Game License Agreement and Settlement Agreement. Furthermore, we terminated the license agreement for WFFM pursuant to the Settlement Agreement.

Pricing

To date, we have adopted a “free-to-play and pay for virtual merchandise” business model for most of our currently-offered online games (with the exception of EVE Online) and anticipate that many of the games in our pipeline will operate on a similar business model. Under this model, game players are not charged for time spent in the virtual game world, but rather for purchasing value-added virtual merchandise and services through the online game shop, such as weapons, armor, uniforms and magical power. While such a business model has been previously utilized in Korea, Yulgang represents the first instance of such a business model being adopted for a large scale MMORPG in China.

Setting prices for virtual items is generally formulated as part of the underlying economic model for the game during its development. However, we have the ability to adjust prices for virtual items as part of tuning the game, although care must be taken that we will not upset the underlying economic model. We generally look at pricing curves to set and adjust prices for virtual merchandise offered. Pricing curves are developed primarily based on internal game factors such as the popularity of an item and the nature of the enhancing characteristics the item provides, as well as external game factors such as game cost, user game playing and the pricing of competing games in the market. We attempt to adjust prices of virtual merchandise based on the feedback of users and offer various discounts on merchandise from time to time; however, once pricing of virtual merchandise is set, it can be difficult to make significant adjustments to the prices during the game’s commercial lifecycle. We have generally maintained stable pricing curves for our games.

Payment

While most of our games are free to play, in order to purchase virtual merchandise for the game, users must purchase pre-paid points which are sold in both physical card form or can be purchased electronically online and through mobile sales partners. Each pre-paid card, purchased in physical form or electronically, contains a unique access code and password that enables users to add value to their account for our online games. As users purchase virtual merchandise in the gaming world, charges are deducted against the value in their account.

Distribution

We distribute pre-paid cards through an offline distribution system of physical pre-paid cards. We generally sell pre-paid cards to a group of regional distributors from whom we generally collect payment on a prepaid basis. These distributors resell the cards to sub-distributors that, in turn, distribute the cards directly to Internet cafes and other retail points of sale, such as software stores and newspaper booths. Our sales policies and distributor incentive systems generally discourage our regional distributors from distributing pre-paid cards of other online game operators. In 2007, we offered sales discounts that averaged between approximately 13% and 15% to our distributors. The sales discount represents the difference between the price at which we sell game cards to distributors and the face value of the game cards. For our physical cards, we estimate that our network reaches over 200,000 retail points of sale throughout China, over 75% of which are Internet cafes, which are one of the primary venues for users to play online games in China.

We have both online and mobile sales partners to distribute points for our games. Our mobile sales partners include China Mobile, China Unicom and China Netcom. Points may also be purchased online through several popular Chinese websites, such as www.cupoo.cn, www.cncard.com and www.996.com.

Customer Service

Since our inception, we have focused on providing excellent customer service in order to retain our existing customers, as well as attract new customers.

Game Masters. We have in-game game masters to constantly monitor our games to maintain an effective and fair gaming environment. Our game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are always available to respond to players’ inquiries, initiate the bug reporting and removal process, as well as identify, record and deal with players’ inappropriate behavior such as cheating and fighting. We believe that utilizing game masters to monitor the gaming environment is an important element in maintaining customer loyalty and efficiently addressing technical problems as they arise.

Customer Service Center. Our centralized customer service center is located in Beijing, China, and is operated 24 hours a day, seven days a week. Customers may call or e-mail our customer service center any time and receive timely responses. As of December 31, 2007, we employed approximately 229 full time personnel in our call center as customer service specialists. In general, our customer service representatives are able to immediately handle approximately 65% of the inquiries from our customers, and provide solutions within 24 to 48 hours with respect to requests that cannot be resolved at the time of the initial customer call. All of our customer service representatives have participated in a formal training program before commencing work. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. We periodically review staffing needs and train our representatives to provide excellent customer service.

We also maintain reception areas in our offices in Beijing and Shanghai that are open to the public for customer service purposes.

Marketing

Our overall marketing strategy is to rapidly attract new customers and increase revenues from recurring customers.

We employ a variety of traditional and online marketing programs and promotional activities to build our brand and attract new customers, including advertising in many game magazines and online game sites that are updated regularly. In addition, we engage in on-site promotions, such as distributing free game related posters at selected Internet cafes, and in-game marketing from time to time, including player competitions in Internet cafes across the country and online adventures for prizes. We also conduct communications programs to establish and maintain relationships with key trade press and industry analysts.

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations. Our current technology infrastructure consists of the following:

•

over 138 server groups and over 350 network devices located at 25 Internet data centers, in different sites regions throughout China. As of December 31, 2007, we owned a majority of the servers in the server network used for our game operations, and we leased the remainder from third-party telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators.

•	proprietary software and game monitor tools that are integrated with our websites and customer service center operations; and

•	hardware platform primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell and IBM servers.

We have direct access to the Internet backbone. CDC Games also has contracts with reputable vendors such as Hewlett-Packard Company and Dell Inc. for warranty services for our hardware platform. As of December 2007 we employed 60 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our membership management and payment system.

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

With respect to our online games business, we compete principally with the following three groups of companies in China:

•

Online Game Operators, such as Shanda Interactive Entertainment Ltd. (NASDAQ: SNDA) which operates The Legend of Mir II, The9 Ltd. (NASDAQ: NCTY) which operates the World of Warcraft and Shanghai Everstar Online Entertainment Co. Ltd. which operates O2JAM and Audition;

•

Major Internet Portal Operators, such as NetEase.com, Inc. (NASDAQ: NTES) which operates Fantasy Westward Journey and Westward Journey Online II, Sohu.com Inc. (NASDAQ: SOHU) which operates Tian Long Ba Bu (TLBB) and Blade Online (BO) and Tencent Holdings Limited (SEHK: 700) which operates QQ Fantasy and QQ Tang; and

•

Domestic Online Game Developers such as Kingsoft Corporation Limited (SEHK: 3888) which operates Chun Qiu (CQ) and Shui Hu (SH), Perfect World Co., Ltd. (ADR) (NASDAQ: PWRD) which operates Perfect World, Perfect World II and Zhu Xian, Giant Interactive Group Inc. (NYSE: GA) which operates ZhengTu and NetDragon Websoft Inc. (SEHK: 8288) which operates Eudemons Online.

In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.

CDC Games’ Competitive Strengths

We believe CDC Games’ principal competitive strengths include the following:

Ability to localize games from leading and emerging international developer partners. We have partnered with leading global online game developers and successfully localized their products for the Chinese market. Through our network of relationships we have entered into licensing agreements to distribute, market and operate proven, high-quality titles at low cost, leveraging the significant investments our partners have made in game development. We believe that our localization capabilities, significant distribution network, established user base, and knowledge of the Chinese market make us well-positioned to obtain future licenses for leading online games in China and other rapidly growing Asian markets.

Substantial product pipeline and portfolio across game genres. We have secured a substantial product pipeline across online gaming genres which we believe will offer our community of users one of the most diverse game portfolios of online game operators in China. We believe that a diversified approach allows us to reduce the effect of “hit or miss” games, particularly as many of our titles have been tested and widely played in other countries. We believe that our diversification of leading titles positions us well to attract users in different genres, which we believe is important to address emerging consumer tastes and evolving PRC regulations.

Pioneer and leader in the “Free-to-Play” business model in China. As there is no charge to play games in our “Free-to-Play” business model, we believe that more prospective players are attracted to try our games. When combined with the high quality of the games we offer, we believe that players are often drawn to continue playing the game and to enhance their skill level and maximize their gaming experience by purchasing virtual items. As the pioneer of the free-to-play, pay-for-virtual-merchandise business model, we believe we have developed expertise not easily replicable by understanding both the art and science of the in-game item sales model, which includes understanding what items to sell, when to sell and who to sell to. In addition, through our leadership position in free-to-play games, intend to continue to attract game developers to license high-quality games to us for distribution and operation in China.

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

Advanced technology platform. We maintain an extensive national server network to host our online games. Due to the real-time interaction among thousands of users, the stable operation of an online game requires advanced data centers with numerous interconnected servers and continuous connectivity, representing significant capital investment and resources to grow and maintain. As of December 31, 2007, our nationwide server network in China consists of approximately 138 server groups with the capacity to accommodate approximately 800,000 concurrent online users. Due to China’s large geographical area and technological limitations, we have located servers for our online games in a number of regions throughout China. As a result, we believe that our users can play our games using servers located in their region and without exchanging data across the national network, thereby increasing the speed at which our games operate and enhancing the user experience. Additionally, we have developed and maintained proprietary security software which helps us combat unauthorized access to or use of our games by local hackers.

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

Continue to significantly expand and diversify our user and revenue base by continually adding new content and features to our existing portfolio of games while also introducing different genres of online games. We believe that one of our greatest assets is the large number of registered users we have been able to attract to our games. By releasing new versions of our existing games, updating items available for sale and adding new chapters, we believe that we can keep existing users interested in playing our games and can further expand our user base, thereby improving revenues per user and consequently overall game revenues. For example, in April 2008, we launched the Yulgang version 2.0, which provided gamers with enhanced abilities and content. In addition to the diversification of offerings within our current games, we intend to introduce different genres of online games into the market such as casual as well as different types of MMOGs outside of the traditional fantasy-based role-playing genre in order to reach the broadest audience possible.

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

Continue to expand through acquisitions of online game companies in China and overseas markets as such opportunities arise. We intend to pursue this strategy by making a combination of minority-stake investments, joint ventures, acquisitions and organic development. We intend to complement our current content acquisition strategy by evaluating potential strategic acquisitions that we believe will further diversify our product portfolio, secure in-house development expertise and/or accelerate our expansion into foreign markets. We evaluate our product portfolio on a regular basis and will look for opportunities to acquire companies with a portfolio of titles that will broaden our community of users and provide differentiated product offerings for our current user base. For example, we believe casual games such as card games, board games and tile games, have a lower level of complexity and require less time to play, providing less experienced online game players with a means to become familiar with both game playing and the online game culture without making substantial commitments of time and resources. In addition to genre expertise, we actively research strategic opportunities that will accelerate our international expansion efforts either through the acquisition of a localized product portfolio or an operating platform that will allow for the delivery and management of games in high-growth foreign markets.

Seek to expand our online game offerings into other international markets. In December 2007 we launched Minna de Battle, our first online game to be offered in Japan, and in February 2008, we launched Lunia, our first MMORPG commercially available in North America. We intend to continue our expansion in Japan and North America and expand into other online gaming markets exhibiting similar growth and user base characteristics to China. We hope to accomplish this through leveraging the current portfolio of titles and developer partnerships we have generated and by establishing operations in other territories by sub-licensing titles to proven online game operators in the key markets we have identified as expansion opportunities. We also intend to opportunistically partner with or acquire key developers and/or operators that provide a strong entrée into these targeted online games markets.

China.com Business Unit

Overview

During 2007, our China.com business unit was engaged in providing mobile services and applications and internet and medial products and services and was comprised of two segments, “Mobile Services and Applications” and “China.com”. In February 2008 we announced that, due to negative effects caused by the regulatory environment surrounding the MVAS industry in China, we decided to discontinue the operations of our Mobile Services and Applications business and currently, our China.com business unit is comprised of a single segment, “China.com”.

Total revenues for the China.com segment were $11.4 million for the year ended December 31, 2007, compared to $10.0 million for the year ended December 31, 2006. As a percentage of total revenues, revenues from our China.com segment constituted 2.8% of total revenues in 2007 and 3.3% of total revenues in 2006.

Products and Services

Mobile Services and Applications segment. During 2007, and in earlier periods, we offered a suite of mobile data applications, including dating, chatting, entertainment, information-related content and community services to mobile subscribers in China utilizing SMS, MMS, WAP and IVR services.

In June 2006 we were alerted to policy changes for all subscription services on China Mobile’s, or CMCC’s, Monternet platform, which affected the Company’s MVAS subscription services. These changes, which were implemented under the policy directives of China’s Ministry of Information Industry, aimed to address industry-wide objectives, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of the MVAS industry and CMCC’s Monternet.

As a result of these significant industry-wide directives, for the year ended December 31, 2007, our total mobile services and application revenue for the year ended December 31, 2007 was $8.3 million, compared to $31.9 million for the year ended December 2006, representing a decrease of approximately 73.8%. During 2007, SMS and MMS continued to be our primary revenue generating businesses at China.com, representing approximately 52.1% and 23.6% respectively, of the total mobile services and applications revenue. The remaining revenues were mainly comprised of our WAP and IVR services.

As the regulatory environment for the MVAS industry continued to be difficult we determined that there was no reasonable instance where our MVAS business would be profitable in the foreseeable future. As a result, in February 2008, we announced that we were discontinuing our MVAS business and we have since discontinued these operations.

China.com segment. Our China.com business is focused on online entertainment and Internet products and services that target users in China and Chinese communities worldwide via our portal network ( and ). This segment also includes our Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region. The China.com business offers the following products and services:

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

Furthermore, in August 2007, China.com signed a content agreement with Forbes. Under the agreement, Forbes.com will provide the China.com portal with a variety of content in English and in Chinese. In addition, during the third quarter of 2007, the China.com portal established a strategic partnership with www.globalsources.com (NASDAQ: GSOL), a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China.

Recognizing the growth and potential of the online games sector in China, China.com also intends to expand its current games channel into an informational and interactive games platform and intends to forge strategic partnerships with leading domestic and international game developers to launch browser-based games, many of which are sports games, to help capture a fast growing market and to capture the advertising opportunities created by the 2008 Olympics. The portal is also expanding content on games-related news and information, offering the China.com games channel as an attractive choice for game advertisers. Additionally, in November 2007, China.com signed an advertising contract with Giant Interactive Group Inc. (NYSE: GA), one of the leading online games developers and operators in China.

Sales

Our China.com business unit is also focused on launching promotions both through our portals and the general media. Currently, we have approximately 58 sales and marketing personnel who are located throughout China, including in Beijing, Nanjing, Shandong, Guangdong and Hangzhou. Our primary sales and marketing initiatives focus on direct marketing through consumer portals like , which is not part of this Annual Report, and general media advertising in traditional media, including point-of-purchase promotions, newspaper and magazine advertisements, radio and TV advertisements.

Competition

Our China.com business unit also operates in an increasingly competitive environment and faces increasing competition for content, user traffic, ease of use and functionality. Such competitors include Chinese and/or English language based Web search and retrieval companies, including AltaVista Co., Apple Daily, ChinaByte, FindWhat.com, HotBot, HotWired Ventures, Lycos, Inc., Mingpao.com, MSN, Netease.com, Inc., Netvigator.com, Overture Services, Inc. (acquired by Yahoo!, Inc.), Shanghai Online, Sina Corporation, Sohu.com, Inc., Tom Online Inc. and Yahoo!, Inc. We also encounter increased competition from Internet service providers, Web site operators and providers of Web browser software, including Microsoft Corporation or Netscape Communications Corporation, that incorporate search and retrieval features in their products.

China.com’s Competitive Strengths

We believe that China.com benefits from strong brand recognition in China. As of June 2008, Alexa ranked our domain, www.china.com, in the range between 140 and 160th of all websites globally, and also ranked www.china.com as 14th among all simplified Chinese character websites, as measured by user traffic.

In addition, we believe China.com benefits from the growth of online advertising and its established strategic partnerships with Internet industry leaders in China.

China.com’s Goals and Strategy

Our goal for our China.com business is to be a leading portal company in China., and we intend to continue to place emphasis on the development of our portal network. We believe that the portal network will play a critical role in driving synergies among our other related businesses, including our online games business and will serve as a strategic and core business platform.

In addition, we have begun to implement a repositioning strategy for the portal network to sharpen its vertical focus, and extend the depth of its product offerings in selected channels which includes Automobile channel and Webgames channel.

China.com and CDC Mobile Strategic Partnerships, Agreements and Investments

Google. In July 2006, China.com and Google formed a strategic partnership, which was expanded in July 2007 to improve search experiences for Internet users in China. Under the agreement, Google’s WebSearch service will be embedded in China.com’s search box, allowing users to switch between online content and web page search. In addition, China.com intends to utilize Google AdSense program to deliver relevant advertisements that generate revenue and enhance the user experience.

Soufun. In 2005, China.com formed a strategic relationship with Soufun, one of China’s leading real estate websites. We believe this partnership has enriched our content in those channels and improve user’s experiences. The China.com portal will continue to broaden its partnership with leading websites in various vertical sectors.

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

Legal Proceedings

As of June 2008, other than as set forth below, there is no material litigation pending against us. From time to time, we and our subsidiaries are a party to other litigation and claims incident to the ordinary course of business. While the results of such litigation and claims cannot be predicted with certainty, we believe that the final outcome of such other matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Class Action Lawsuit. A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of our securities between July 12, 1999 (the date of our IPO) and December 6, 2000, inclusive. The complaint charges we and the underwriters in our IPO with violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that the prospectus used in our IPO was materially false and misleading because it failed to disclose, among other things, that (i) the underwriters had solicited and received excessive and undisclosed commissions from certain investors, in exchange for which the underwriters allocated to those investors material portions of the restricted numbers of the Company’s shares issued in connection with the IPO; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate our shares to those customers, in exchange for which the customers agreed to purchase additional shares in the aftermarket at pre-determined prices.

In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with us and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1.0 million from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 million, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to us insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. The independent members of our Board of Directors approved the proposed settlement at a meeting held in June 2003. As of March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions. In August 2005, the court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings (the action involving the Company is not one of those test cases). In June 2007, the court entered an order terminating the proposed settlement based on a stipulation among the parties to the settlement. Plaintiffs have filed amended master allegations and amended complaints and moved for class certification in the six test cases, which the defendants in those cases have opposed. In March 2008, the court largely denied the defendants’ motion to dismiss the amended complaints in the six test cases. It is uncertain whether there will be any revised or future settlement. If the litigation proceeds, we believe that we have meritorious defenses to plaintiffs’ claims and intends to defend the action vigorously.

ManTech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc, filed a civil action against our subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty Ltd (collectively, “CDC Australia”), alleging that CDC Australia failed to pay AU$5.0 million that was retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, CDC Australia filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The plaintiffs have answered the requests for further and better particulars, and further directions as to the conduct of the action were given by the Court soon after plaintiff made payment of security for costs in January 2007. The parties are engaging in discovery and interrogatories under a new timetable, and other preliminary procedural steps through early 2008 have been set. At a hearing held in February 2008, plaintiffs filed and served answers to defendants’ interrogatories and a directions hearing was scheduled for March 2008. Plaintiffs have now requested additional discovery. We believe that the AU$5.0 million was rightfully retained by CDC Australia in accordance with the terms of the acquisition agreement, and the action is without merit. We intend to vigorously defend such action. Management considers the outcome of any judgment on the lawsuit with respect to us to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action in the High Court of Hong Kong against our subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of approximately $0.7 million. Pleadings closed in April 2004 when Mr. Lam filed his reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join CDC Corporation, our parent company, as a party. CDC Corporation was joined in July 2006. In January 2007, Mr. Lam also joined a member of our board of directors, Mr. Peter Yip, to the proceedings. An amended statement of claim and an amended defense have been filed by the plaintiff and defendants, respectively. Management considers the outcome of any judgment in this matter to be uncertain and the amount of any expenditure from this matter is not estimable. We believe that this action is without merit and intend to vigorously defend such action.

Marjorie Fudali. In June 2003, Majorie Fudali (“Fudali”) filed a civil action in the United States District Court for the District of Columbia against Pivotal Corporation, alleging that she was owed commission in the amount of $0.4 million plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2.3 million. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount that Fudali believes she may be entitled to based on the verdict. Fudali has provided two alternative calculations, in the amounts of $1.9 million and $1.8 million. Pivotal has challenged those calculations and is awaiting a hearing and the Court’s decision on the amount.

Jason Leedy. In August 2002, Mr. Jason Leedy filed a civil action against Vis.align, LLC, which we acquired in December 2006. Mr. Leedy has alleged that his employment with Vis.align had been wrongfully terminated, and severance pay and other amounts were owing to him, and sought damages in the amount of $0.3 million. After a jury trial in which a verdict favorable to Mr. Leedy was returned, the Court entered judgment in the amount of $0.4 million, which included $0.1 million in attorney’s fees and costs. Vis.align has appealed to the Pennsylvania Superior Court. In September 2006, the Superior Court ordered that the judgment below based on the jury verdict be vacated, and that judgment be entered in favor of Vis.align notwithstanding the verdict. In November 2006, the Superior Court granted Mr. Leedy’s petition for rehearing en banc and withdrew its September 2006 decision. In March 2008, an evenly divided Superior Court issued two opinions, one in support of reversal of the trial court and one in affirmance of the trial court. As the Superior Court was evenly split, the trial court’s decision was affirmed by default, leaving the defendants liable for approximately $40.4 million. A petition requesting review by the Pennsylvania Supreme Court was filed in April 2008 and remains pending.

Asian Media Company Limited. Optic Communications Co., Ltd received an arbitration claim of approximately $0.5 million from Asian Media Company Limited claiming damages related to an alleged breach of contract under an undated 3-party agreement among Guangzhou Optic Communications Co., Ltd, Asian Media Company Limited and Changchun YaAo Resources Development Company Limited. We intend to vigorously defend such action. Management considers the outcome of this matter with respect to us to be uncertain and the amount of any expenditure from this matter is not estimable.

Chan. In March 2007, we filed suit against Steven Chan (“Chan”) and Bing Corporation (“Bing”), alleging that Chan and Bing illegally obtained option shares in CDC Corporation. In April 2008, Chan and Bing filed a cross-complaint against CDC Corporation and CDC Corporation Ltd. alleging breach of an oral contract and various tortious claims including interference with the exercise of purported options, and defamation. Chan and Bing currently allege damages: (i) in excess of $1.0 million arising from alleged inability to exercise stock options at more favorable dates, (ii) in excess of $0.2 million for various payments alleged to be due to Chan and/or Bing, and (iii) unspecified damages for libel.

Pure Biosciences. In June 2007, Pure Biosciences (“Pure”) filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross in March. In August 2007, Ross filed a motion to dismiss the complaint. Pure did not respond to Ross’s motion, but instead filed an amended complaint in October 2007. In November 2007, Ross filed a second motion to dismiss, and in an order dated April 4, 2008, the Court granted Ross’s motion without prejudice. Pure filed its Second Amended Complaint In May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $0.2 million. Ross filed its third motion to dismiss in May 2008, arguing that Pure still failed to adequately allege that the software failed to conform to the terms of the parties’ License Agreement or the express warranty it contains and that Pure cannot state a claim based on alleged pre-contractual marketing statements because the License Agreement contains a merger clause. Pure filed its response in June 2008, and Ross’s reply is due June 23, 2008. The Company cannot predict when the final resolution of this litigation will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

William McKenna (“McKenna”). In November 2007, McKenna filed a civil action in the District Court of Denver County, Colorado, against the Company’s subsidiary, CDC Software, Inc. alleging he was terminated from his position as a sales account executive in violation of public policy, based on his refusal to engage in allegedly improper sales practices. McKenna is seeking compensatory damages in an unspecified amount, damages for emotional distress and exemplary damages. In January 2008, the Company removed the case from the Colorado State Court to the U.S. District Court for the District of Colorado and thereafter filed an answer, defenses and asserted a counterclaim alleging a breach of McKenna’s Proprietary Information Agreement with the Company. In addition, the Company filed a motion to transfer venue of this case to the United States District Court for the Northern District of Georgia. In February 2008, McKenna filed an answer to the Company’s counterclaim, and the Company was notified that McKenna’s attorney requested permission to withdraw from the case. McKenna hired new counsel, who filed a response in opposition to the Company’s motion to transfer and moved to amend the Complaint to add a cause of action for alleged violations of the Colorado Wage Claim Act. The Company filed a reply in support of its motion to transfer in April 2008, and the parties are now waiting for the Court to rule on that motion. Later in April 2008, the Company filed a response in opposition to McKenna’s motion to amend, and McKenna filed a reply in early May 2008, and the United States Magistrate Judge issued a written opinion recommending that the District Court Judge grant McKenna’s motion to amend, and the Company filed Objections later in May 2008. The parties have recently propounded written discovery. The Company cannot predict when the final resolution of this litigation will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

Triton IP LLC. In April 2008, Triton IP, LLC filed a claim in the United States District Court for the Eastern District of Texas against defendants NetSuite, Inc., CDC Corporation and CDC Software Inc. alleging that our MarketFirst software infringed a patent owned by Triton through assignment. The plaintiff is seeking a permanent injunction against defendants, damages, costs, expenses, interest, attorneys’ fees and other restitutional remedies. The Company intends to vigorously defend such action. Management of the Company considers the outcome of this matter with respect to the Company to be uncertain and the amount of any expenditure from this matter is not estimable.

Vertical Computer Systems, Inc./NOW Solutions LLC (“Vertical” or “NOW”). In February 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action in the state court in New York, New York, against the Company’s subsidiary Ross Systems, Inc. and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross’s HR/Payroll division to NOW Solutions. The action sought $5.0 million in damages. In April 2003, Ross filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter was remanded to the trial court for adjudication. In May 2006, both Vertical and Ross filed a summary judgment motions against each other. In November 2006, the Court denied these summary motions, finding that factual issues existed to be resolved at trial. In March 2004, the Company’s subsidiary Ross filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $0.8 million installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll division asset sale. In November 2004, NOW asserted counterclaims against Ross raising the same contractual issues asserted in the Vertical v. Ross action, as well as additional contractual claims related to the 2001 asset sale, seeking a total of approximately $15.0 million in damages. In December 2004, Ross filed a motion to dismiss certain of the counterclaims, which he Court granted in February 2005, thereby reducing the total damages being sought in NOW’s counterclaims to approximately $5.0 million. In May 2006, Ross filed a motion for partial summary judgment that was granted in part. A jury trial of both the Vertical v. Ross and Ross v. NOW actions took place in March and April 2007 following which the Court directed certain verdicts in favor of NOW, and certain verdicts in favor of Ross. In September 2007, the Court entered a final judgment against Ross in the amount of $1.3 million in damages, $0.9 million in attorney’s fees and costs, and $0.9 million in pre-judgment interest, for a total judgment against Ross of $3.2 million. In November 2007, Ross filed a Notice of Appeal, thereby commencing its appeal from the Court’s trial rulings. In February 2007, NOW Solutions, Inc, the alleged successor-by-merger to NOW Solutions, LLC, filed an action in the state court in New York, New York, against Ross, although Ross has yet been served with the Complaint. In this action, NOW Solutions, Inc. asserts claims for breach of contract and attorney’s fees based upon facts similar to those in the above action, seeking $4.1 million in damages. The Company believes that this action filed in February 2007 is duplicative of the claims that have already been litigated through trial as referred to above, and is without merit, and the Company intends to vigorously defend the same. The Company accrued $0.3 million, $2.9 million and $3.2 million at December 31, 2005, 2006 and 2007, respectively.

C.	Organizational Structure

CDC Corporation was incorporated in June 1997. The following table sets forth our significant subsidiaries organized by business unit as of April 30, 2008. Please note that the following table does not include our intermediate holding companies.

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

•        Assets acquired from JRG Software, Inc.

•        Praxa Limited

•        Software Galeria, Inc. (51%)
(holds Ascent and the assets of Horizon)

•        PK Information Systems Pty Ltd.

•        MEZZO Business Databases Pty Limited

•        Catalyst International

• Beijing 17Game Network Technology Co., Ltd. • Guangzhou Optic Communications Co., Ltd • CDC Games Interactive Limited

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

Corporate Structure in China for our CDC Games and China.com Business Units

Overview

Internal Restructuring. In December 2006, we completed our plans for an internal restructuring of CDC Games pursuant to which CDC Games was moved from within China.com to become a direct business unit of CDC Corporation. The independent shareholders of China.com, present in person or by proxy at China.com’s shareholders meeting, approved the restructuring.

In connection with the restructuring, CDC Games entered into a stock purchase agreement whereby it acquired all issued and outstanding shares of its common stock for a purchase price of $110 million. Of such amount, $50 million was paid in cash at closing and $60 million was funded through CDC Games’ issuance of a note bearing interest at 5% per annum, due June 28, 2008. This note was paid in full on June 27, 2008.

Businesses. As of March 31, 2008, CDC Games operates in the online games business segment in China through 17game and Optic. As of March 31, 2008, China.com, a 77% owned subsidiary of CDC Corporation, operates our China.com business segments in China.

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

During 2007, Beijing Newpalm continued to serve as the primary ICP within Newpalm. Previously, Beijing Newpalm had entered into agreements with China Mobile to provide services on China Mobile’s network and Beijing Wisecom had entered into agreements with China Unicom to provide services on China Unicom’s network. As the primary ICP within Newpalm, Beijing Newpalm continues to enter into various agreements with China Mobile to provide services on China Mobile’s network, and except for a few provinces, Beijing Newpalm has replaced Beijing Wisecom to renegotiate with China Unicom to provide services on China Unicom’s network.

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

Beijing Inter Connected holds one Internet content provider license and has been authorized to operate two Internet portals with the URL www.17game.com and the URL for all its online games. Beijing Inter Connected also holds various licenses which are attached to the Internet content provider license which are particularly applied for each game imported into and operated in China.

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

As of April 30, 2008, we owned no real estate and our major leased facilities included our:

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

•	product development facilities and Nordic service, sales, marketing and support facilities in Stockholm, Sweden, where we lease approximately 13,500 square feet;

•	product development centers in Bangalore, India, where we lease approximately 40,000 square feet and Shanghai, China, where we lease approximately 9,563 square feet;

•	local support facilities in Paris, France, where we lease approximately 11,808 square feet, and in Globen, Linköping and Hässleholm, Sweden, where we lease approximately 39,000 square feet;

•	service, sales, marketing and support facilities for our Global Services Group in King of Prussia, Pennsylvania, where we lease approximately 10,000 square feet;

•	operational facilities for certain of our enterprise software subsidiaries, located in Campbell, CA, where we lease approximately, 10,000 square feet; and

•	operational and support facilities for our China.com and CDC Games businesses in Beijing where we lease approximately 60,216 square feet of office space.

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

In December 2006, China.com entered into contracts to acquire approximately 376,740 square feet of land in Nanjing, China for an aggregate of approximately $0.6 million payable in installments. We intend that these premises will be utilized as corporate facilities for us and our subsidiaries.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under Item 3.D. of this Annual Report, “Key Information – Risk Factors” and Item 11 of this Annual Report, “Quantitative and Qualitative Disclosures About Market Risk”.

Overview

Operating Segments and Discontinued Operations

We report results in five business segments, “Software,” “Global Services,” “CDC Games,” “China.com” and “MVAS.” Due to the decision made in the first quarter of 2008 to discontinue the MVAS business, subsequent filings will show the MVAS segment as a discontinued operation.

Products and Services

CDC Corporation is a global provider of enterprise software, mobile services and internet and media services and is also engaged in the development and operation of online games. We offer the following products and services to customers around the world:

•

Software. We are a global provider of enterprise software applications and related services. Our products are designed to support and automate the processes of an organization to help achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions. Our products and services seek to help companies worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and improved regulatory compliance. Our software suite includes Enterprise Resource Planning, or ERP, Customer Relationship Management, or CRM, Supply Chain Management, or SCM, Order Management Systems, or OMS, Human Resources and Payroll Management, or HRM, and Business Intelligence, or BI, products.

•

Global Services. Our global services offerings include information technology services, eBusiness consulting, web development and outsourcing in Australia and the U.S., and a marketing database and marketing support service offered principally in Australia and New Zealand. Our global services companies provide program management, outsourcing services, application development and ongoing support services using a wide range of technologies.

•

CDC Games. Our Games business is principally comprised of online game services in the China. We operate our Massively Multiplayer Online Role-Playing Games, or MMORPGs, under two models. The first model is the traditional subscription based pay-to-play, where users purchase pre-paid cards, or the PP-Cards, to play for a fixed number of hours. The second model is free-to-play, under which players are able to access the games free of charge but may choose to purchase in-game merchandise or premium features to enhance their game playing experience, such purchases can only be made through the use of PP-Cards.

•

China.com. Our China.com business encompasses a range of businesses, including our Internet media business which is focused on online entertainment and Internet products and services that target users in China via our portal network (www.china.com and www.hongkong.com) and a Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region operated by TTG.

•

Mobile Services and Applications (“MVAS”). Our mobile services and applications business provided news and mobile applications services targeting the consumer market in China as well as wireless services including Short Message Service, or SMS, Interactive Voice Response, or IVR, Multimedia Message Service, or MMS and Wireless Application Protocol, or WAP. Our mobile services and applications business was primarily operated through Newpalm and Go2joy, both of which are held through our subsidiary, China.com.

Acquisitions

During 2006 and 2007, we made the following significant business acquisitions, by business segment, the results of which have been consolidated from the respective dates of acquisition. There were no significant acquisitions during 2005.

Software

Acquired company	Date
Respond Group Ltd. (“Respond”)	February 2007
Saratoga Systems Inc. (“Saratoga”)	April 2007
Catalyst International, Inc. (“Catalyst”)	September 2007
Industri-Matematik International Corp. (“IMI”) *	November 2007

Global Services
Acquired company	Date
D B Professionals, Inc. (“DBPI”)	July 2006
Vis.align, Inc. (“Vis.align”)	December 2006

Mobile Services and Applications
Acquired company	Date
TimeHeart Science Technology Limited (the “TimeHeart Group”)	November 2006

CDC Games
Acquired company	Date
Equity Pacific Limited (the “17game Group”).	March 2006
Guangzhou Optic Communications Co., Ltd (“Optic”)	July 2007

*	Acquisition of the remaining 49% interest not previously owned.

For a list of all acquisitions, see Item 4 – “Information on the Company.”

Material Weaknesses

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, utilizing the criteria described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007. That assessment identified the following control deficiencies as of December 31, 2007, that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis.

Financial Statement Close and Reporting

Management has concluded that a material weakness exists in documentation and procedures relating to the financial statement close process that result in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected.

Specific control deficiencies identified relating to the financial statement close process include:

•

Lack of policy, procedures, and controls including review and approval procedures to ensure that financial statements for external purposes are prepared in accordance with generally accepted accounting principles including periodic in-depth review of the proper application of generally accepted accounting principles to the specific facts and circumstances of each of our businesses;

•	Lack of adequate controls and procedures to mitigate the risks associated with decentralized accounting operations and systems;

•	Lack of adequate policies and procedures with respect to journal entries and account reconciliations, including insufficient supporting detail and inconsistent evidence of management review; and

•	Lack of sufficient personnel with appropriate skills and experience to properly prepare journal entries and account reconciliations and to do so in a timely manner.

These control deficiencies related to the financial statement close process affect all of our significant accounts. As a result of these control deficiencies, management recorded material adjustments to the financial statements during the year ended December 31, 2007. These control deficiencies could result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

Income Taxes

Management has also concluded that a material weakness exists in accounting for income taxes that results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected.

Specific control deficiencies identified relating to the accounting for income tax process include:

•

Lack of procedures and controls related to the preparation and review of the tax provision designed to ensure that our deferred tax provision and deferred tax asset and liability balances are accurate and determined in accordance with generally accepted accounting principles; and

•	Lack of sufficient personnel with appropriate skills and experience to properly account for income taxes in accordance with generally accepted accounting principles.

These control deficiencies could result in a misstatement of the tax provision and deferred tax asset and liability balances that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

Treasury Management

Management has concluded that a material weakness exists in the management of our investments and other treasury related activities that result in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected. This limits our ability to effectively manage risk in the treasury/capital transactions component of our strategy and could result in unexpected losses and adjustments to the carrying value of investments and derivatives employed by us.

Specific control deficiencies identified relating to the treasury management process include lack of sufficient personnel with appropriate skills and experience to adequately assess and monitor the accounting, economics, performance and risks related to complex treasury transactions.

The above material weakness resulted in the temporary event of default on our $168 million Convertible Notes as disclosed in Footnote 11 of Notes to Consolidated Financial Statements.

Because of the material weaknesses described above, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria in “Internal Control—Integrated Framework” issued by the COSO. The attestation report of our independent registered public accounting firm is included in Part III, Item 18. “Financial Statements” of this report under the captions entitled “Report of Independent Registered Public Accounting Firm”.

Change in Internal Control over Financial Reporting

Management has taken the following steps during 2007 to begin the remediation process:

•	Hired a Chief Accounting Officer and additional accounting staff with the technical accounting skill to comply with generally accepted accounting principles.

•

Increased accounting resources in November 2007 to assist the accounting group in beginning the remediation process on the material control weaknesses noted above and to improve the timeliness and quality of account reconciliations in preparation for the year end reporting process.

•	Redesigned the account reconciliation process to provide better support for account balances and to ensure all significant accounts are reconciled as a part of the year end close process.

•	Increased detailed reviews of account balances with additional accounting staff to compensate for the control weaknesses identified.

•	Improved our consolidation process to help ensure complete and accurate accounting for all entities.

Remediation activities are underway but have not been fully implemented.

Remediation Steps to Address Material Weaknesses

Our executive, regional and financial management are committed to achieving and maintaining a strong control environment. In addition, management remains committed to the process of developing and implementing improved corporate governance and compliance initiatives. Our management team has been actively working on remediation efforts as discussed above to address the material weaknesses, as well as other identified areas of risk. In 2008, we have taken the following additional steps to remediate our material weaknesses:

•	Hired a Vice President of Tax.

•	Assigned acting Treasurer duties to lead finance person in Hong Kong.

Management has applied the above remediation steps and incorporated substantive review procedures during the year end financial statement close process to compensate for the control weaknesses relating to reporting the financial results as of December 31, 2007.

Prospectively, we intend to undertake further efforts to remediate the control weaknesses identified, including:

•

We are in the process of developing, and/or clarifying existing accounting policies related to estimates involving significant management judgments, as well as other financial reporting areas. The new policies are intended to ensure appropriate review and approval, define minimum documentation requirements, establish objective guidelines to minimize the degree of judgment in the determination of certain accruals, enforce consistent reporting practices, and enable effective account reconciliation, trend analyses, and exception reporting capabilities;

•	We plan to hire additional tax personnel and a full time treasurer to help address the material weaknesses in these areas;

•

We plan to make further additions to our accounting staff to allow for an improved process of month end account reconciliations that includes a more timely reconciliation processes with enhanced review processes of significant accounts and accounting entries including income taxes;

•

We plan to complete the consolidation of our entities into geographical centers to leverage our technical accounting resources and to reduce the complexity in our month end consolidation process by eliminating duplicative accounting processes and to leverage the use of a common general ledger and financial reporting system; and

•	We are planning to have our regional controllers take the following steps to improve internal control over financial reporting:

•	Conducting reviews of accounting processes to incorporate technology improvements to strengthen the design and operation of controls;

•	Formalizing the process, analytics, and documentation around the monthly analysis of actual results against budgets and forecasts conducted within the accounting and finance departments;

•	Improving quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review; and

•	Formalizing and expanding the documentation of our procedures for review and oversight of financial reporting.

We intend to continue to monitor our internal controls and our progress on the remediation steps identified above and, if further improvements or enhancements are identified, take steps to implement such improvement or enhancements.

We believe the measures described above, once designed and operating effectively, will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional remediation measures or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, goodwill and intangible assets, business combinations, valuation of derivative financial instruments, fair value of investments not actively traded, capitalization of software costs, investments, accounts receivable and allowance for doubtful accounts, deferred tax valuation allowance, stock based compensation, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in “Note 2- Summary of Significant Accounting Policies” in Item 18- Financial Statements.

We believe the following critical accounting policies are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In some circumstances, we recognize revenue on arrangements that contain certain acceptance provisions when we have historical experience that the acceptance provision is perfunctory. Our agreements with our customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Such provisions are calculated after considering relevant historical data.

We generate revenue from five primary sources: Software, Global Services, CDC Games, China.com and MVAS. We recognize revenue in accordance with US GAAP. The specific literature that we follow in connection with its revenue recognition policy includes the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue Recognition” (“SAB 104”), the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force

(“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables,” EITF 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” and in certain instances EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”). In addition to these basic criteria, the following are the specific revenue recognition policies we follow for each major stream of revenue by reporting segment.

Software

We generate software revenue from the sale of software licenses, and the maintenance and services for such software licenses. Such sales often include a combination of software consulting and integration services, implementation training and maintenance services. We allocate the arrangement fee in these multi-element arrangements to each individual element using its relative fair value as based on vendor specific objective evidence (“VSOE”). VSOE of fair value is typically determined by the customary price charged for each element when sold separately after the application of any standard approved discount. In the case of an element not yet sold separately, VSOE of fair value is the price established by authorized management if it is probable that the price, once established, will not change before market introduction. Where fair value exists for all undelivered elements of the arrangement but not the delivered elements, we apply the “residual” method of accounting and defer revenue allocated to the undelivered elements while recognizing the residual revenue allocated to the delivered elements. In the absence of VSOE of fair value for any undelivered element, we defer the entire arrangement fee and recognize revenue when all undelivered elements are delivered assuming all other basic criteria for revenue recognition have been met. We recognize revenue from services separately from license fees revenue because the service arrangements qualify as “service transactions” as defined by SOP 97-2. The factors considered in determining whether the revenue should be accounted for separately include the nature of the services and whether the services are essential to the functionality of the licensed product, availability of services from other vendors, and the impact of payment timing on the realizability of the software license fee.

Software license revenue is normally generated through licensing with end-users, value-added resellers (“VARs”) and distributors, and through the sale of the software with or incorporating third-party products. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. When software licenses are sold indirectly to end-users through VARs, we recognize as revenue only the net fee receivable upon sell-through to the end-user. License revenue from distributors is calculated at an agreed upon percentage of the distributors’ net selling price to the end-user. We typically do not earn any portion of fees for services provided by the distributor to the end-user. We earn maintenance fees based on an agreed upon percentage of the maintenance fees that the distributor earns from the end-user.

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

Revenue related to consulting and integration services and the provision of training services for software products are deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

Revenue related to maintenance agreements on software products is deferred and recognized ratably over the terms of the agreements which are normally one year.

We make provisions for discounts and rebates to customers and other adjustments in the same period in which the related revenue is recorded. Such provisions are calculated after considering relevant historical data.

Recognition of revenue from the licensing of our software products requires management judgment with respect to determination of fair values and in determining whether to use the gross versus net method of reporting for certain types of revenue. The timing of our revenue recognition could differ materially if we were to incorrectly determine the fair value of the undelivered elements in an arrangement for which we are using the “residual” method. The composition of revenue and cost of revenue would change if we made a different assessment on the gross versus net method of reporting sales of software licenses which incorporate third-party software products.

Global Services

We generate global services revenue from information technology services, eBusiness consulting, web development and outsourcing.

We recognize revenue from time and materials outsourcing contracts as the services are delivered assuming all other basic criteria for revenue recognition have been met.

We recognize revenue from the design, development and integration of Internet web sites and mobile phone devices using contract accounting based on either client acceptance of completed milestones or using the cost-to-cost percentage-of-completion method. We use the cost-to-cost method based on hours incurred as a percentage of the total estimated hours to complete the project because our historical experience has demonstrated that it produces a reliable indication of the progress on each engagement. We regularly reevaluate estimates of total projected contract costs and revise them if appropriate. Any adjustments to revenue due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. Historically, we have not experienced material losses on fixed-price contracts. The majority of our contracts are short term in duration, and the use of the completed contract method would not result in a material difference in the timing of revenue recognition. Some projects include acceptance clauses requiring customers’ sign-off at the conclusion of the projects. Historically, we have not experienced projects where sign-off or acceptance has been withheld by a customer resulting in a material loss on a project. Recognition of revenue using contract accounting requires judgment with respect to the method used. The timing of our revenue recognition could differ if we were to use a different methodology for estimating progress to completion, such as an output method based on milestones for contracts where we currently use an input method such as hours incurred.

Revenue from Internet web site maintenance agreements is deferred and recognized ratably over the terms of the related agreements, which are usually for periods of six months or one year.

Database and marketing support services include list rental, database development and supply, data analysis and call center services. Revenue is recognized when the service or list has been delivered assuming all other basic criteria for revenue recognition have been met.

Advertising revenue arising from direct mailing or placement of print advertising is recognized when the advertisements are sent or published, assuming all other basic criteria for revenue recognition have been met.

We derive advertising and marketing services revenue from consulting services, marketing database and support services, online and print advertising, and our Internet media business which is focused on online entertainment and Internet products services that target users in China via our portal network.

Advertising and marketing consulting services revenue for fixed price contracts is recognized upon completion of contractual milestones which are specified in the contracts along with pricing, payment terms and project timetable. Revenue from time and materials outsourcing contracts is recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

CDC Games

CDC Games revenue is principally derived from the provision of online game services in China. We operate our MMORPGs under two models. The first revenue model is the traditional subscription based pay-to-play, where users purchase PP-Cards to play for a fixed number of hours. The second revenue model is free-to-play, under which players are able to access the games free of charge but may choose to purchase in-game merchandise or premium features to enhance their game playing experience, such purchases can only be made through the use of PP-Cards.

All PP-Cards are sold to distributors and retailers across the country, from whom the Group collects payment on a prepaid basis. The distributors then resell the cards to end users and other retail points. The Group offered sales discounts primarily ranging from 13%-15% to distributors or retailers. The sales discount represents the difference between the price at which the PP-Cards are sold and the face value of the PP-Cards.

The end users are required to activate their PP-Cards by using access codes and passwords to exchange the value of these cards to game points and deposit into their personal accounts. They consume points for online game services by trading them either for a pre-specified length of game playing time or in-game merchandise or premium features sold at online game stores.

All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for the our online game services, i.e., when game playing time occurs or in-game merchandise or premium features are delivered, or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards. Distributors are permitted to return unsold prepaid cards under certain conditions, including termination of game and disqualification of distributor status. Returns of PP-Cards during 2006 and 2007 were not material.

China.com

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

MVAS

We generate mobile services and applications revenue from a comprehensive suite of mobile data applications, including dating, chatting, fortune telling, entertainment, information-related content and community services to mobile subscribers in China utilizing SMS, MMS, WAP and IVR services. We rely on mobile network operators in China to bill mobile phone users for our subscription fees. We have revenue sharing arrangements with China Mobile and China Unicom under which we receive 70% to 85% of the subscription fee collected from a mobile subscriber, with the balance being retained by the mobile operators. In addition to our charges, the mobile operators separately charge their subscribers RMB 0.10 to RMB 1.00 for every SMS, MMS or WAP message sent. These amounts are collected by the mobile operators and are not shared with us.

MVAS revenue is recognized in the month in which the services are performed, provided that all other basic criteria for revenue recognition have been met. The mobile operators provide statements after month-end indicating the amount of fees that were charged to users for mobile services and applications services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the mobile operators. We typically receive these statements within 30 to 90 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. We also maintain an internal system that records the number of messages sent to and messages received from mobile users. There are differences between the expected value of delivered messages based on our system records and our portion of the fees confirmed by the mobile operators for the delivered messages. These differences may result from the user’s phone being turned off, problems with the mobile operators’ networks or our billing system or other issues which prevent delivery of our services to users. These are known in the industry as billing and transmission failures. We do not recognize revenue for services which result in billing and transmission failures. Billing and transmission failures can vary significantly from month to month, province to province and between mobile operators. At the end of each reporting period, where an operator fails to provide us with a monthly statement confirming the amount of charges billed to their mobile phone users for that month, we use the information generated from our internal system and historical data to make estimates of the billing and transmission failures and accrue as revenue the estimated amount of collectable mobile services and applications fees. If an actual discrepancy varies significantly from our estimate, it could result in an overstatement or understatement of revenue and costs of revenue.

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

Recognition of MVAS revenue requires judgment with respect to the estimation of revenue not yet confirmed by the mobile operators at the end of a period, and whether to use the gross versus net method of reporting revenue. We regularly re-evaluate our EITF 99-19 assessment as the mobile services environment continues to evolve with the transition to new platforms and significant changes in the operating practices of the network operators. The composition of revenue and cost of revenue would change if we made a different assessment on the gross versus net basis of reporting. Our estimates also rely to some extent on our historical experience. We believe we have the ability to make reasonable estimates. However, material differences in the amount and timing of our revenue and cost of revenue could result during any period because of differences between the actual billing and transmission failure rate per the mobile operators’ statements and our estimates based on our internal records and historical experience, or if we were to use a different methodology for estimating the billing and transmission failure rate applicable to unconfirmed revenue. In the future we may also change our estimation methodology based on future experience or if there are changes in the manner in which the mobile operators confirm revenue.

Goodwill and Intangible Assets

Our long-lived assets include goodwill and other intangible assets. Goodwill represents the excess of cost over the fair value of net intangible assets of businesses acquired. Goodwill and indefinite lived intangible assets are not amortized. All other intangible assets are amortized over their estimated useful lives.

Goodwill is assigned to reporting units based on the reporting unit classification of the entity to which the goodwill is attributable. We have determined our reporting units based on an analysis of our operating segments: (a) the nature of products and services; (b) the nature of the production process; (c) the type and class of customers; (d) the method to distribute products or provide services; and (e) the nature of regulatory environment. In 2007 we reallocated the goodwill from our acquisition of Vis.align from our Software segment to our Global Services segment. Vis.align was originally acquired in December of 2006 and the goodwill was assigned to the Software segment. However, during the integration process, management determined that Vis.align’s product and service offerings were more closely aligned with our Global Services segment, therefore all of the goodwill recognized in connection with this acquisition was reallocated from our Software segment to our Global Services segment.

Our intangible assets represent trademarks and trade names, uniform resource locators (“URLs”), software applications and programs, customer base and contracts, and business licenses and partnership agreements. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or the undiscounted cash flows method. The estimated useful lives of these intangible assets are as follows:

Trademarks	Indefinite
Trade names	3 to 5 years
URLs	20 years
Software applications and programs	3 to 7 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

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

During 2006 and 2007, we performed the required impairment tests on goodwill and intangibles with an indefinite useful life. Management judgment is required with respect to the identification of reporting units based on our internal reporting structure that reflects the way we manage our business or operations, assigning assets and liabilities to reporting units, and assigning goodwill to reporting units. Significant judgment is also required to estimate the fair value of reporting units including estimating future cash flows, determining appropriate discount rates, estimating the applicable tax rates, projecting future industry trends and market conditions, and making other assumptions. The use of different estimates and assumptions could materially affect the determination of fair value for each reporting unit. If we change our estimates and assumptions in the future based on changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, or significant negative industry or economic trends, such changes might result in an impairment charge.

During 2006, the regulatory environment for the MVAS industry in China changed, and we believe that market conditions will continue to be challenging for the entire MVAS sector in the future. Since the onset of the regulatory changes, we have significantly reduced headcount and the marketing promotion expenses incurred for the MVAS business. In 2007, we explored various strategies to achieve long term growth. These strategies included: (i) continue to move further upstream into the content provider segment of the business; (ii) continue to launch popular mobile games; and (iii) develop mobile applications for enterprises and government offices in China.

However, as the regulatory environment for the MVAS industry continues to be difficult and we see no reasonable instance where our MVAS business may turn profitable in the foreseeable future, in February 2008, we announced that we were in the process of reducing the MVAS workforce and intended to scale down our emphasis on this business. Later in 2008, we made the determination that we were winding down the operations of the MVAS business and would discontinue this segment.

During 2006, we were not required to record any impairment. During 2007, we determined that all of the goodwill associated with our MVAS segment was impaired. Therefore, we wrote off all of the $71.1 million of goodwill that was assigned to this segment. See the “Results of Operations” section where this is discussed further.

We also annually review and adjust the carrying value of amortized intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of amortized intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including our assessment of the discount rate used and the amounts and timing of future cash flows. We performed the required impairment reviews during 2006 and 2007 and determined that we were required to record Nil and $2.4 million of impairment charges related to our MVAS segment, respectively (see the “Results of Operations” section where this is discussed further). The use of different estimates and assumptions might have resulted in an impairment charge, or might result in an impairment charge in the future. As of December 31, 2007, $124.7 million of our identifiable intangible assets were subject to amortization.

Business Combinations

We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition, we allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. These allocations require us to make significant estimates and assumptions which include future expected cash flows from license sales and customer contracts and acquired technologies, discount rates, and assumptions regarding the period of time the acquired technology or customer relationships will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. Management judgment is also required in determining an appropriate fair value for deferred revenue. If the fair values we determined for deferred revenue acquired in prior years were lower, our revenue for the year would have been lower.

Capitalization of Software Costs

We capitalize computer software product development costs incurred in developing a product once technological feasibility has been established and until the product is available for general release to customers in accordance with SFAS No. 86, “Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed.” We evaluate realizability of the capitalized amounts based on expected revenue from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, we either accelerate amortization or expense the remaining capitalized amounts. Amortization of such costs is computed as the greater of the amount calculated based on (1) the ratio of current product revenue to projected current and future product revenue or (2) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, we expense the costs of such development because the impact of capitalizing such costs would not be material.

Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenue used to assess realizability of the capitalized amounts. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2006 and 2007, capitalized software development costs were $20.9 million and $28.9 million, respectively, and related accumulated amortization totaled $4.5 million and $8.9 million, respectively.

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

Debt investments, where we have the positive intent and ability to hold the securities to maturity, are designated as held to maturity securities and are stated at amortized cost.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, we evaluate evidence to determine whether the realizable value is less than the current market price for the securities. Such information may include the investment’s financial performance, the near term prospects of the investment, the current and expected future financial condition of the investment’s issuer and industry, and our investment intent. Management judgment is required in determining fair value of investments, and in determining whether an impairment is other-than-temporary. The use of different estimates and assumptions could affect the determination of fair value for each investment, and could result in an impairment charge. For investments not actively traded, we review a variety of information including financial performance, comparisons to recently traded comparable securities, advice of investment professionals, and financial modeling to determine the fair market value as well as determine in the case of declines in value if the decline is an other than temporary decline in fair value.

All other equity investments for which we do not have the ability to exercise significant influence (generally, when we have an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from equity investees or investments, if any, are included in income when declared. We periodically evaluate the carrying value of our investments accounted for under the cost method of accounting and any other than temporary impairment is included in the consolidated statement of operations. We wrote off $4.5 million of cost investments in 2007.

Derivative Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as modified by SFAS No. 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), requires all contracts which meet the definition of a derivative to be recognized in our consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of operations or in the consolidated statement of shareholders’ equity as a component of accumulated other comprehensive income (loss), depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the consolidated statement of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using the industry standard valuation techniques.

Deferred Tax Valuation Allowance

We record a valuation allowance on our deferred tax assets in an amount that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. In reaching this determination, we consider the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies. As of December 31, 2006 and 2007, we have provided a valuation allowance of $59.0 million and $62.7 million against our net deferred tax assets. For our calendar year ended December 31, 2007, the valuation allowance increased by $3.7 million, which is the result of the tax effects of our operations as well as our determination of the amount that will be realized. A maximum of $41.7 million of the valuation allowance for which tax benefits are subsequently recognized will be allocated to reduce the goodwill. The portion of the change in the valuation allowance resulting in a decrease in goodwill principally relates to our recovery of deferred tax assets acquired in business combinations for which a valuation allowance was recorded at the time of acquisition.

Stock-based Compensation

On January 1, 2006, we adopted SFAS No. 123(R), “Share Based Payment” (“SFAS 123(R)”). Prior to January 1, 2006, we accounted for share-based employee compensation arrangements under the recognition and measurement principles of Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, share compensation expense was recognized by utilizing the accelerated expense attribution method over the vesting period of the share options based on the difference, if any, between the fair value of the underlying shares at the date of grant and the exercise price of the share options.

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

We adopted SFAS 123(R) using the modified prospective method. SFAS 123(R) requires measurement of compensation cost for all share based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The recognized expense is net of expected forfeitures and the restatement of prior periods is not required.

The fair value of restricted shares is determined based on the number of shares granted and the quoted market price of our common shares. SFAS 123(R) did not change the accounting guidance for share-based payment transactions with parties other than employees as originally issued by EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). The fair value of options is determined using the Black-Scholes valuation model, which is consistent with the our valuation techniques previously utilized for options in footnote disclosures under Statement of SFAS 123, as amended by SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure” (“SFAS 148”). On March 29, 2005, the Securities

and Exchange Commission (“SEC”) published Staff Accounting Bulletin No. 107 (“SAB 107”), which provides the Staff’s views on a variety of matters related to share based payments. SAB 107 requires that share based compensation be classified in the same expense line items as cash compensation.

Equity-based compensation expense recognized under SFAS 123(R) in the consolidated statements of operations for the years ended December 31, 2006 and 2007 was $7.7 million and $8.5 million, respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

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

Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. As of December 31, 2007, we had $4.7 million accrued for legal fees and contingencies. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of such accruals may change in the future due to changes in approach or new developments in each case.

Impact of Certain Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”); establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125” (“SFAS 140”) to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued by us after January 1, 2007. SFAS 155 did not have an effect on our financial position or results of operations for the year ended December 31, 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. We are required to adopt SFAS 157 effective January 1, 2008, on a prospective basis. In February, 2008, the FASB issued Financial Statement of Position No. 157-2, “Partial Deferral of the Effective Date of Statement 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. We believe this standard will not have a material impact on our consolidated financial statements.

In September 2006, the SEC issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires the recognition of a plan’s overfunded or underfunded status as an asset or liability in the consolidated balance sheet and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. We settled our defined benefit plan obligations during 2006; therefore, SFAS 158 did not have an effect on our financial position, cash flows or results of operations for the year ended December 31, 2006 or 2007.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We believe this standard will not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition, such as contingencies and research and development. SFAS 160 clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the non-controlling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is the beginning of fiscal year 2009. We have currently not determined the potential effects on our combined and consolidated financial statements.

In April 2007, the FASB issued FSP FIN No. 39-1, which amended FIN No. 39, Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105 (“FIN No. 39”), to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN No. 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN No. 39-1 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effects of this statement on our consolidated financial position and results of operations for 2008.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). This statement applies to the accounting for non-controlling interests (previously referred to as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires non-controlling interests to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. The effective date for SFAS 160 is the beginning of fiscal year 2009. We have currently not determined the potential effects on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact of adopting SFAS 161 on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determining the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the effect the implementation will have on our consolidated financial statements.

Results of Operations

The following table summarizes our historical results of operations in U.S. dollars and as percentages of total revenue for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005		2006		2007
	(in thousands, except percentage data)
Revenue:
Software Group	$158,804	65%	$174,337	56%	$238,260	59%
Global Services Group	42,686	17%	66,484	21%	110,777	28%
Games	—	0%	26,780	9%	33,596	8%
China.com	8,995	4%	10,064	3%	11,409	3%
MVAS	34,389	14%	31,863	10%	8,342	2%

Total revenue	244,874	100%	309,528	100%	402,384	100%
Cost of revenue:
Software Group	(68,070)	28%	(73,789)	24%	(98,826)	25%
Global Services Group	(27,168)	11%	(45,943)	15%	(84,135)	21%
Games	—	0%	(10,631)	3%	(20,108)	5%
China.com	(3,449)	1%	(4,095)	1%	(4,283)	1%
MVAS	(15,262)	6%	(13,004)	4%	(4,757)	1%

Total cost of revenue	(113,949)	47%	(147,462)	48%	(212,109)	53%

Gross margin	130,925	53%	162,066	52%	190,275	47%

Operating expenses:
Sales and marketing expenses	(47,611)	19%	(59,313)	19%	(76,513)	19%
Research and development expenses	(22,788)	9%	(19,981)	6%	(23,836)	6%
General and administrative expenses	(56,608)	23%	(65,948)	21%	(95,733)	24%
Amortization expenses	(6,084)	2%	(8,315)	3%	(12,657)	3%
Restructuring and other charges	(1,667)	1%	(4,874)	2%	(9,056)	2%
Goodwill impairment	—	0%	—	0%	(71,096)	18%

Total operating expenses	(134,758)	55%	(158,431)	51%	(288,891)	72%

Operating income (loss)	(3,833)	2%	3,635	1%	(98,616)	25%

Other income (expense), net	6,735	3%	12,579	4%	(14,118)	4%

Income (loss) before taxes	2,902	1%	16,214	5%	(112,734)	28%

Income tax expense	(4,957)	2%	(3,062)	1%	(10,850)	3%

Income (loss) before minority interests	(2,055)	1%	13,152	4%	(123,584)	31%

Minority interests in income of consolidated subsidiaries	(1,409)	1%	(2,312)	1%	18,551	5%

Income (loss) from continuing operations	$(3,464)	1%	$10,840	4%	$(105,033)	26%

Discontinued operations
Loss from operations of discontinued subsidiaries, net	(47)	0%	—	0%	—	0%
Loss on disposal/dissolution of discontinued	(3)	0%	—	0%	—	0%

Net income (loss)	$(3,514)	1%	$10,840	4%	$(105,033)	26%

Results of Operations of Our Operating Segments for the Year Ended December 31, 2007, as Compared to the Year Ended December 31, 2006:

	Year ended December 31, 2007
	Software Group	Global Services Group	Games	China.com	MVAS	Corporate	Total
	(in thousands)
License	$62,044	$3,235	$—	$—	$—	$—	$65,279
Maintenance	86,585	—	—	—	—	—	86,585
Consulting services	86,862	103,723	—	—	—	—	190,585
Hardware	2,769	3,819	—	—	—	—	6,588
CDC Games	—	—	33,596	—	—	—	33,596
China.com	—	—	—	11,409	—	—	11,409
MVAS	—	—	—	—	8,342	—	8,342

Total revenue	238,260	110,777	33,596	11,409	8,342	—	402,384
License	18,531	3,143	—	—	—	—	21,674
Maintenance	11,623	—	—	—	—	—	11,623
Consulting services	66,994	77,389	—	—	—	—	144,383
Hardware	1,678	3,603	—	—	—	—	5,281
CDC Games	—	—	20,108	—	—	—	20,108
China.com	—	—	—	4,283	—	—	4,283
MVAS	—	—	—	—	4,757	—	4,757

Total cost of revenue	98,826	84,135	20,108	4,283	4,757	—	212,109

Gross profit	139,434	26,642	13,488	7,126	3,585	—	190,275
Sales and marketing expenses	60,379	4,390	6,893	2,244	2,359	248	76,513
Research and development expenses	22,579	164	—	—	1,093	—	23,836
General and administrative expenses	33,070	19,403	11,626	10,488	4,135	17,011	95,733
Amortization expenses	5,820	3,267	902	131	1,567	970	12,657
Restructuring and other charges	1,909	(6,429)	8,622	—	2,399	2,555	9,056
Goodwill impairment	—	—	—	—	71,096	—	71,096

Total operating expenses	123,757	20,795	28,043	12,863	82,649	20,784	288,891

Operating income (loss)	$15,677	$5,847	$(14,555)	$(5,737)	$(79,064)	$(20,784)	$(98,616)

Other expense, net							(14,118)

Loss before income taxes							(112,734)
Income tax expense							(10,850)

Loss before minority interests							(123,584)
Minority interests in losses of consolidated subsidiaries							18,551

Net loss from continuing operations							$(105,033)

	Year ended December 31, 2006
	Software Group	Global Services Group	Games	China.com	MVAS	Corporate	Total
	(in thousands)
License	$46,260	$—	$—	$—	$—	$—	$46,260
Maintenance	63,252	—	—	—	—	—	63,252
Consulting services	64,825	66,484	—	—	—	—	131,309
CDC Games	—	—	26,780	—	—	—	26,780
China.com	—	—	—	10,064	—	—	10,064
MVAS	—	—	—	—	31,863	—	31,863

Total revenue	174,337	66,484	26,780	10,064	31,863	—	309,528
License	13,417	—	—	—	—	—	13,417
Maintenance	9,161	—	—	—	—	—	9,161
Consulting services	51,211	45,943	—	—	—	—	97,154
CDC Games	—	—	10,631	—	—	—	10,631
China.com	—	—	—	4,095	—	—	4,095
MVAS	—	—	—	—	13,004	—	13,004

Total cost of revenue	73,789	45,943	10,631	4,095	13,004	—	147,462

Gross profit	100,548	20,541	16,149	5,969	18,859	—	162,066
Sales and marketing expenses	42,565	1,195	2,567	2,149	10,837	—	59,313
Research and development expenses	19,842	—	—	—	139	—	19,981
General and administrative expenses	22,927	14,418	3,369	11,930	5,269	8,035	65,948
Amortization expenses	4,392	1,050	673	—	1,257	943	8,315
Restructuring and other charges	4,426	448	—	—	—	—	4,874

Total operating expenses	94,152	17,111	6,609	14,079	17,502	8,978	158,431

Operating income (loss)	$6,396	$3,430	$9,540	$(8,110)	$1,357	$(8,978)	3,635

Other income, net							12,579

Income before income taxes							16,214
Income tax expense							(3,062)

Income before minority interests							13,152
Minority interests in income of consolidated subsidiaries							(2,312)

Net income from continuing operations							$10,840

Revenue

Software Group

	Year ended December 31,		Change
	2006	2007	Amount	%
	(in thousands)
License	$46,260	$62,044	$15,784	34%
Maintenance	63,252	86,585	23,333	37%
Consulting services	64,825	86,862	22,037	34%
Hardware	—	2,769	2,769	N/A

Total Software revenue	$174,337	$238,260	$63,923	37%

•

License revenue increased primarily due to the acquisitions of Respond, Catalyst and Saratoga, which collectively contributed $9.5 million of the aggregate increase in revenue. Also, growth in new license sales of our legacy products increased revenue by $6.3 million. New software sales were strong in global vertical industries, including financial services and discrete and process manufacturing.

•

Maintenance revenue increased primarily due to the acquisitions of Respond, Catalyst and Saratoga, which collectively contributed $15.4 million of the aggregate increase in revenue. The remaining $7.9 million increase was due to higher license sales and stronger customer retention, which accounted for $5.0 million, and $2.9 million from MVI and c360, which were acquired in 2006, now providing a full year of revenue.

•

Consulting services revenue increased due to installation and professional services associated with a larger customer base, which contributed $15.7 million in additional revenue, and acquisitions in our Software Group, which contributed $6.3 million.

•	During 2007, we began selling hardware, primarily through the Catalyst acquisition, which generated revenue for the year ended December 31, 2007.

Global Services Group

	Year ended December 31,		Change
	2006	2007	Amount	%
	(in thousands)
License	$—	$3,235	$3,235	N/A
Consulting services	66,484	103,723	37,239	56%
Hardware	—	3,819	3,819	N/A

Total Global Services revenue	$66,484	$110,777	$44,293	67%

•

During 2007, we began selling licenses, which generated revenue for the year ended December 31, 2007. This license revenue related to third-party software products which are sold in conjunction with our consulting services.

•

Consulting services revenue increased primarily due to the acquisitions of Catalyst, Vectra, Snapdragon and Vis.align, which collectively contributed approximately $22.6 million of the aggregate increase in revenue. The remaining increase was the result of growth in services provided to new and existing customers primarily from the companies we purchased in 2006.

•	During 2007, we began selling hardware, which generated revenue for the year ended December 31, 2007.

CDC Games Group

	Year ended December 31,		Change
	2006	2007	Amount	%
	(in thousands)
CDC Games revenue	$26,780	$33,596	$6,816	25%

•

CDC Games revenue increased primarily due to the acquisition of Guangzhou Optic Communications Co., Ltd (“Optic”), which contributed approximately $6.0 million of the aggregate increase in revenue. The remaining increase was the result of growth in services provided to new and existing customers. Additionally, an ongoing dispute with Mgame, the developer of Yulgang, caused reduced player activity in the second half of 2007, having a negative impact on our revenue. We resolved the issue with Mgame in the first quarter of 2008, and we expect to have increased revenue for Yulgang in 2008.

China.com Group

	Year ended December 31,		Change
	2006	2007	Amount	%
	(in thousands)
China.com revenue	$10,064	$11,409	$1,345	13%

•

China.com revenue increased primarily due to growth in online advertising sales from its portal business. This advertising sales growth was due to enhanced brand equity, strategic partnerships with an increasing number of industry leaders, and encouraging sales growth over the automobile and gaming channels.

MVAS Group

	Year ended December 31,		Change
	2006	2007	Amount	%
	(in thousands)
MVAS revenue	$31,863	$8,342	$(23,521)	-74%

•

MVAS revenue decreased primarily due to the continued effect of changes in the regulatory environment for the MVAS industry in China in 2006, and we believe that market conditions will continue to be challenging for the entire MVAS sector in the future. Since the onset of the regulatory changes, we have significantly reduced headcount and the marketing promotion expenses incurred for the MVAS business. In 2007, we explored various strategies to achieve long term growth. These strategies included: (i) continue to move further upstream into the content provider segment of the business; (ii) continue to launch popular mobile games; and (iii) develop mobile applications for enterprises and government offices in China.

Gross Margin

Software Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
License	$32,843	71%	$43,513	70%	$10,670	32%
Maintenance	54,091	86%	74,962	87%	20,871	39%
Consulting services	13,614	21%	19,868	23%	6,254	46%
Hardware	—	—	1,091	39%	1,091	N/A

Software gross margin	$100,548	58%	$139,434	59%	$38,886	39%

•	Overall, gross margin as a percentage of revenue (“gross margin percentage”) for the Software Group was relatively consistent year over year.

•

The increase in consulting services gross margin percentage was primarily due to better utilization rates in North America and better than average gross margin percentage at the acquired companies during 2007. Furthermore, the consulting services gross margin percentage in the fourth quarter of 2006 was negatively impacted by a reversal of $0.5 million in revenues related to a customer dispute for services rendered in 2006.

•	During 2007, we began selling hardware, primarily through the Catalyst acquisition, which generated gross margin for the year ended December 31, 2007.

Global Services Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
License	$—	—	$92	3%	$92	N/A
Consulting services	20,541	31%	26,334	25%	5,793	28%
Hardware	—	—	216	6%	216	N/A

Global Services gross margin	$20,541	31%	$26,642	24%	$6,101	30%

•

The decrease in consulting services gross margin percentage was primarily due to the change in our Global Services business mix due to 2007 acquisitions and divestitures. We acquired Catalyst, which has a relatively low consulting services margin, and we divested Ion Global which had a relatively high consulting services margin due to the nature of its business. Further, additional weakness in the margin was due to the loss of a large customer for our Australia services group. This customer reduction weakened our gross margin due to lower service utilization.

•	During 2007, we began selling hardware, which generated gross margin for the year ended December 31, 2007.

CDC Games Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
CDC Games gross margin	$16,149	60%	$13,488	40%	$(2,661)	-16%

•

CDC Games gross margin decreased primarily due to the acquisition of Optic, which has lower gross margins than our other gaming services. The lower gross margin is primarily related to the license fee amortization expense resulting from the Optic acquisition. In addition, many of the games acquired in the Optic acquisition are in the start-up phase, which have lower revenue in the early stages of the game life cycle.

China.com Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
China.com gross margin	$5,969	59%	$7,126	62%	$1,157	19%

•	China.com’s gross margin percentage increased due to higher revenue from our portal services, which have higher gross margins than our other mobile services.

MVAS Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
MVAS gross margin	$18,859	59%	$3,585	43%	$(15,274)	-81%

•

MVAS gross margin percentage decreased due to the challenging regulatory environment which resulted from the policy changes implemented by China’s Ministry of Information Industry in 2006 that led to reduced revenue and lower gross margin.

Operating Income

Software Group

•

Operating income for the Software Group for the year ended December 31, 2007, was $15.7 million or 7% of revenue, as compared to $6.4 million or 4% of revenue for the year ended December 31, 2006. This increase was directly related to the growth of revenue and corresponding increase in gross profit. Regarding the increase in operating income as a percentage of revenue, this improvement resulted from the continued realization of efficiencies in research and development (“R&D”) expenses and from decreased restructuring charges.

•	The R&D efficiencies primarily resulted from the continuation of the integration of R&D activities at Ross and Pivotal, which were initiated in 2006.

•

As we expand into new and existing markets and introduce new products and services, we expect that our operating expenses within the Software Group, particularly research and development expenses and sales and marketing expenses, will continue to increase. However, as we continue to integrate processes from acquired entities, we expect that revenue will increase at a higher rate relative to the increases in operating expenses.

Global Services Group

•

Operating income for the Global Services Group for the year ended December 31, 2007, was $5.8 million or 5% of revenue, as compared to $3.4 million or 5% of revenue for the year ended December 31, 2006. Operating expenses as a percentage of revenue were consistent year over year.

•

As we expand into new and existing markets and introduce new products and services, we expect that our operating expenses within the Global Services Group, particularly sales and marketing expenses, will continue to increase. However, as we continue to integrate processes from acquired entities, we expect that revenue will increase at a higher rate relative to the increases in operating expenses.

•	Regarding restructuring and other charges, this amount is comprised of a $6.7 million gain on the sale of Ion Global, offset by various other charges.

In August 2007, we entered into four separate agreements to sell the principal assets and subsidiaries that comprised our Ion Global business for $9.0 million. Subsequent to the date of sale, we received an additional $0.7 million due to a net asset adjustment. In total, these transactions resulted in a pretax gain of approximately $ 6.7 million. Under the terms of these agreements, we agreed to sell: (i) the assets related to the internet consulting services and website design and development of Ion Global (California), Inc.; (ii) substantially all of the assets of Ion Global Limited; (iii) all of the issued and outstanding shares of Ion Global Korea Ltd. held by Ion Global (BVI) Ltd.; and (iv) the “Ion Global” trademark. Ion Global was included within our Global Services segment, and the goodwill associated with this transaction was allocated on a historical basis as Ion Global was not integrated into the Company.

We have concluded that the financial position, results of operations and cash flows from Ion Global are immaterial to our overall results and, therefore, have not been reported as discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2007.

CDC Games Group

•

Operating loss for the CDC Games Group for the year ended December 31, 2007, was $14.6 million or 43% of revenue, as compared to operating income of $9.5 million or 36% of revenue for the year ended December 31, 2006. This operating loss was primarily attributable to restructuring charges, a decrease in gross profit, which is discussed above, and to higher general and administrative expenses resulting from increased personnel and systems to handle larger and more complex operations from the acquisition of Optic.

•	In the first quarter of 2008, we reduced the CDC Games staff by 150 people by realizing synergies from our acquisition of Optic.

•

Regarding restructuring and other charges, our business model in the CDC Games segment is to make investments in a diverse set of online computer game licensors. During 2006 and 2007, we entered into several license arrangements with game developers for the right to produce the online computer games in specific countries and/or geographical regions. Not all of these games may be successfully launched due to various factors including: (i) development problems; (ii) poor beta test results; (iii) other games have better potential to become successful; and (iv) limited capital resources. During 2007, we performed an assessment of the recoverability of our license fee assets and determined that we would not generate future cash flows from several licenses. As a result, we impaired $4.2 million of these license fees. In addition, we also made several cost investments in online computer game development companies. During 2007 and early 2008, several of these game developers lost access to the credit markets, thus raising questions as to their ability to continue as a going concern. Therefore, we recorded a charge of $4.3 million to write off our investment in these companies.

China.com Group

•

Operating loss for the China.com Group for the year ended December 31, 2007 was $5.7 million or 50% of revenue, as compared to an operating loss of $8.1 million or 81% of revenue for the year ended December 31, 2006. This decrease in operating loss as a percentage of revenue was primarily attributable to a higher gross margin, which is discussed above, and to lower general and administrative expenses relative to revenue, resulting from workforce reductions and operating efficiencies realized in 2007.

MVAS Group

•

Operating loss for the MVAS Group for the year ended December 31, 2007, was $79.1 million or 948% of revenue, as compared to operating income of $1.4 million or 4% of revenue for the year ended December 31, 2006. This operating loss was primarily attributable to impairment of goodwill and restructuring charges resulting from our decision to scale down our emphasis on mobile services and applications, in light of the continued difficulties in China’s regulatory environment for the MVAS industry.

•

Regarding restructuring and other charges, in accordance with our policy on testing long-lived assets for impairment, we had a triggering event that required testing the intangible assets of the MVAS business for impairment. We performed our impairment test and determined that the intangible assets were impaired, because we did not have sufficient discounted cash flows to support the remaining intangible assets due to our decision to exit this business in 2008. Therefore, we wrote off all the remaining intangible assets that related to this segment, which equaled $2.4 million.

•

Regarding goodwill impairment, as the regulatory environment for the MVAS industry continues to be difficult and we see no reasonable instance where our MVAS business may turn profitable in the foreseeable future, in February 2008, we announced that we were in the process of reducing our MVAS workforce and intended to scale down our emphasis on this business. Later in 2008, we made the determination that we were winding down the operations of the MVAS business and would discontinue this segment. At December 31, 2007, we performed our annual impairment test and determined that all of the goodwill associated with the MVAS segment was impaired, because the discounted cash flows from this segment were negative. We wrote off all of the goodwill that was assigned to this segment, which equaled $71.1 million.

Corporate

•

Regarding restructuring and other charges, we have made cost investments in several companies during our history. In 2007, one of these companies filed bankruptcy, and we were not able to recover our $2.4 million investment. We also wrote off other assets of $0.1 million.

Other Income (Expense), Net Components

	Years ended December 31,
	2006	2007
	(in thousands)
Interest income	$10,680	$13,386
Interest expense	(3,038)	(9,086)
Gain on disposal of available-for-sale securities	344	514
Gain on disposal of subsidiaries and cost investments	3,087	561
Impairment of available-for-sale securities	—	(13,497)
Gain (loss) on change in fair value of derivatives	531	(5,996)
Share of income (losses) in equity investees	975	—

Total other income (expense), net	$12,579	$(14,118)

•

Interest income increased due to having higher interest-bearing cash balances throughout 2007 compared to 2006. Note that $168 million of cash at December 31, 2006, came from convertible note proceeds in November 2006.

•	Interest expense increased due to having the convertible notes for all of 2007.

•

Impairment of available-for-sale securities for the year ended December 31, 2007, represented other-than-temporary impairment losses recorded on our collateralized debt obligation (“CDO”) investments. We evaluated the length of time and extent to which the fair market value of these securities had been less than their cost, as well as the financial condition and performance of the issuer and the our intention and ability to hold these securities to recovery or maturity. Management based the fair value on binding quotes received from third parties for these investments. These valuations represent our best estimate of fair value of these investments at December 31, 2007, and may or may not represent the ultimate value of these investments.

•

The loss on change in fair value of derivatives for the year ended December 31, 2007, is related to the compound embedded derivative within the convertible notes issued in November 2006 (see footnote 11 where explained in detail). We expect the value of this derivative to continue to increase and be an expense over the next year.

Income Taxes

•

We recorded income tax expense of $10.9 million in 2007 as compared to tax expense of $3.1 million in 2006. Our total income tax provision is determined entity by entity in each taxing jurisdiction in which it operates. We recorded tax expense in 2007 even though we had recorded a significant loss from continuing operations. This is a result of having certain of the significant impairment losses including the MVAS impairment charge are not deductible for taxes. In addition, we generated taxable income in jurisdictions that have a high statutory tax rate. Lastly, we increased our valuation allowance by $3.7 million in 2007 because management concluded that they did not believe that the recoverability of certain of our deferred tax assets is more likely than not. As of December 31, 2007, we had a valuation allowance of approximately $62.7 million relating primarily to net operating losses.

Minority Interest in Income of Consolidated Subsidiaries

•

Minority interest income was $18.6 million for the year ended December 31, 2007, and related to the minority interest portion of the combined losses of our majority-owned subsidiaries China.com, Software Galeria, Inc. (“SGI”) and Vectra. It also included ten months of activity related to Industri-Matematik International Corp. (“IMI”), which represents the time period prior to our acquisition of the remaining 49% of IMI. Minority interest expense of $2.3 million for the year ended December 31, 2006, related to the minority interest portion of the combined income of China.com, SGI and IMI.

Results of Operations of Our Operating Segments for the Year Ended December 31, 2006, as Compared to the Year Ended December 31, 2005:

	Year ended December 31, 2006
	Software Group	Global Services Group	Games	China.com	MVAS	Corporate	Total
	(in thousands)
License	$46,260	$—	$—	$—	$—	$—	$46,260
Maintenance	63,252	—	—	—	—	—	63,252
Consulting services	64,825	66,484	—	—	—	—	131,309
CDC Games	—	—	26,780	—	—	—	26,780
China.com	—	—	—	10,064	—	—	10,064
MVAS	—	—	—	—	31,863	—	31,863

Total revenue	174,337	66,484	26,780	10,064	31,863	—	309,528

License	13,417	—	—	—	—	—	13,417
Maintenance	9,161	—	—	—	—	—	9,161
Consulting services	51,211	45,943	—	—	—	—	97,154
CDC Games	—	—	10,631	—	—	—	10,631
China.com	—	—	—	4,095	—	—	4,095
MVAS	—	—	—	—	13,004	—	13,004

Total cost of revenue	73,789	45,943	10,631	4,095	13,004	—	147,462

Gross profit	100,548	20,541	16,149	5,969	18,859	—	162,066

Sales and marketing expenses	42,565	1,195	2,567	2,149	10,837	—	59,313
Research and development expenses	19,842	—	—	—	139	—	19,981
General and administrative expenses	22,927	14,418	3,369	11,930	5,269	8,035	65,948
Amortization expenses	4,392	1,050	673	—	1,257	943	8,315
Restructuring and other charges	4,426	448	—	—	—	—	4,874

Total operating expenses	94,152	17,111	6,609	14,079	17,502	8,978	158,431

Operating income (loss)	$6,396	$3,430	$9,540	$(8,110)	$1,357	$(8,978)	3,635

Other income, net							12,579

Income before income taxes							16,214
Income tax expense							(3,062)

Income before minority interests							13,152
Minority interests in income of consolidated subsidiaries							(2,312)

Net income from continuing operations							$10,840

	Year ended December 31, 2005
	Software Group	Global Services Group	Games	China.com	MVAS	Corporate	Total
	(in thousands)
License	$38,541	$—	$—	$—	$—	$—	$38,541
Maintenance	59,144	—	—	—	—	—	59,144
Consulting services	61,119	42,686	—	—	—	—	103,805
China.com	—	—	—	8,995	—	—	8,995
MVAS	—	—	—	—	34,389	—	34,389

Total revenue	158,804	42,686	—	8,995	34,389	—	244,874

License	12,278	—	—	—	—	—	12,278
Maintenance	9,335	—	—	—	—	—	9,335
Consulting services	46,457	27,168	—	—	—	—	73,625
China.com	—	—	—	3,449	—	—	3,449
MVAS	—	—	—	—	15,262	—	15,262

Total cost of revenue	68,070	27,168	—	3,449	15,262	—	113,949

Gross profit	90,734	15,518	—	5,546	19,127	—	130,925

Sales and marketing expenses	38,502	921	—	2,497	5,691	—	47,611
Research and development expenses	22,788	—	—	—	—	—	22,788
General and administrative expenses	25,710	10,280	—	6,410	7,776	6,432	56,608
Amortization expenses	4,224	246	—	—	1,063	551	6,084
Restructuring and other charges	1,075	109	—	—	—	483	1,667

Total operating expenses	92,299	11,556	—	8,907	14,530	7,466	134,758

Operating income (loss)	$(1,565)	$3,962	$—	$(3,361)	$4,597	$(7,466)	(3,833)

Other income, net							6,735

Income before income taxes							2,902
Income tax expense							(4,957)

Loss before minority interests							(2,055)
Minority interests in income of consolidated subsidiaries							(1,409)

Net loss from continuing operations							$(3,464)

Revenue

Software Group

	Year ended December 31,		Change
	2005	2006	Amount	%
	(in thousands)
License	$38,541	$46,260	$7,719	20%
Maintenance	59,144	63,252	4,108	7%
Consulting services	61,119	64,825	3,706	6%

Total Software revenue	$158,804	$174,337	$15,533	10%

•

License revenue increased primarily due to growth in new license sales of our legacy products of $4.7 million and due to the acquisitions of MVI, c360 and JRG, which collectively contributed $3.0 million of the aggregate increase in revenue. New software sales were strong in global vertical industries, including financial services, discrete and process manufacturing, and homebuilding.

•	Maintenance revenue increased primarily due to growth in first-year maintenance contract sales.

•	Consulting services revenue increased due to installation and professional services associated with a larger customer base, and due to acquisitions in our Software Group.

Global Services Group

	Year ended December 31,		Change
	2005	2006	Amount	%
	(in thousands)
Consulting services	$42,686	$66,484	$23,798	56%

•

Consulting services revenue increased primarily due to the acquisitions of OSTI, DBPI, Horizon and Vis.align (acquired in December 2006), which collectively contributed approximately $22.7 million of the aggregate increase in revenue.

CDC Games Group

	Year ended December 31,		Change
	2005	2006	Amount	%
	(in thousands)
CDC Games revenue	$—	$26,780	$26,780	N/A

•

During 2006, we operated one game, Yulgang, which had approximately 42.9 million registered users as of December 31, 2006. There was no CDC Games revenue in 2005, as we held a minority interest in the acquired games subsidiary and, therefore, used the equity method of accounting in 2005 for the games business.

China.com Group

	Year ended December 31,		Change
	2005	2006	Amount	%
	(in thousands)
China.com revenue	$8,995	$10,064	$1,069	12%

•	China.com revenue increased primarily due to increased portal services revenue, resulting from targeted investments made in 2004 to establish our portal business as an influential player in China.

MVAS Group

	Year ended December 31,		Change
	2005	2006	Amount	%
	(in thousands)
MVAS revenue	$34,389	$31,863	$(2,526)	-7%

•	MVAS revenue decreased primarily due to a drop in volume as a result of regulatory rule changes related to billing methods and other factors promulgated by China’s Ministry of Information Industry.

Gross Margin

Software Group

	Year ended December 31,
	2005		2006		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
License	$26,263	68%	$32,843	71%	$6,580	25%
Maintenance	49,809	84%	54,091	86%	4,282	9%
Consulting services	14,662	24%	13,614	21%	(1,048)	-7%

Software gross margin	$90,734	57%	$100,548	58%	$9,814	11%

•	Overall, the gross margin percentage for the Software Group was consistent year over year.

•	The increase in License gross margin percentage was due to a decrease in amortization expense associated with purchased technologies from acquired entities.

•	Maintenance gross margin percentage was generally consistent year over year.

•	The decrease in Consulting Services gross margin percentage was due to higher personnel costs.

Global Services Group

	Year ended December 31,
	2005		2006		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Global Services gross margin	$15,518	36%	$20,541	31%	$5,023	32%

•	The decrease in the gross margin percentage for the Global Services Group was primarily due to the 2006 acquisitions of entities which have lower gross margins than our legacy business.

CDC Games Group

	Year ended December 31,
	2005		2006		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
CDC Games gross margin	$—	—	$16,149	60%	$16,149	N/A

•	CDC Games Group gross margin resulted from the purchase of the 17games Group in 2006.

China.com Group

	Year ended December 31,
	2005		2006		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
China.com gross margin	$5,546	62%	$5,969	59%	$423	8%

•	China.com gross margin percentage decreased due to a 20% increase in the cost of revenue, whereas our revenue only increased 12%.

MVAS Group

	Year ended December 31,
	2005		2006		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
MVAS gross margin	$19,127	56%	$18,859	59%	$(268)	-1%

•	MVAS gross margin percentage increased due to favorable cost trends associated with acquiring third-party mobile content.

Operating Income

Software Group

•

Operating income for the Software Group for the year ended December 31, 2006, was $6.4 million or 4% of revenue, as compared to an operating loss of $1.6 million or 1% of revenue for the year ended December 31, 2005. This increase was primarily due to the realization of efficiencies in R&D expenses and general and administrative expenses as a result of the consolidation of processes from acquired entities. In particular, the decrease in R&D expenses as a percentage of revenue was primarily due to the integration of R&D activities at Ross and Pivotal in 2006.

Global Services Group

•

Operating income for the Global Services Group for the year ended December 31, 2006, was $3.4 million or 5% of revenue, as compared to $4.0 million or 9% of revenue for the year ended December 31, 2005. This decrease as a percentage of revenue was directly attributable to the decrease in gross margin percentage, which is discussed above. Operating expenses as a percentage of revenue were consistent year over year.

CDC Games Group

•	Operating income for the CDC Games Group for the year ended December 31, 2006, was $9.5 million or 36% of revenue. The CDC Games Group had no operations in 2005.

China.com Group

•

Operating loss for the China.com Group for the year ended December 31, 2006, was $8.1 million or 81% of revenue, as compared to an operating loss of $3.4 million or 37% of revenue for the year ended December 31, 2005. This increase in operating loss as a percentage of revenue was due to a lower gross margin, which is discussed above, and to higher general and administrative expenses as a percentage of revenue.

MVAS Group

•

Operating income for the MVAS Group for the year ended December 31, 2006, was $1.4 million or 4% of revenue, as compared to $4.6 million or 13% of revenue for the year ended December 31, 2005. This decrease was due primarily to higher sales and marketing expenditures, offset somewhat by a cost savings realized in our general and administrative expenses.

Other Income (Expense), Net Components

	Years ended December 31,
	2005	2006
	(in thousands)
Interest income	$8,156	$10,680
Interest expense	(1,257)	(3,038)
Gain on disposal of available-for-sale securities	525	344
Gain on disposal of subsidiaries and cost investments	483	3,087
Gain on change in fair value of derivatives	—	531
Share of gains (losses) in equity investees	(1,172)	975

Total other income, net	$6,735	$12,579

•	Interest income increased due to higher interest-bearing cash balances and higher interest rates throughout 2006 compared to 2005.

•	Interest expense increased due to higher interest rates, as well as the issuance of convertible notes in November 2006.

•

The gain on disposal of subsidiaries and cost investments for the year ended December 31, 2006, was associated with the deemed disposal of China.com shares in regards to the acquisition of the remaining interest in the 17games Group, whereby the value of the disposed shares of China.com were greater than acquired liabilities by an equivalent amount of the recorded gain.

•

The share of gains (losses) in equity investees for each year ended December 31, 2005 and 2006, relates to investments in which we had the ability to exercise significant influence, generally 20% to 50% owned investments.

Income Taxes

•

We recorded income tax expense of $3.1 million in 2006 as compared to $5.0 million in 2005. The Company’s total income tax provision is determined entity by entity in each taxing jurisdiction in which it operates. A portion of the fluctuations in income tax expense was a result of the changes in income at the entity level. In addition, in 2006, we recorded tax benefits of $2.8 million related to a change in valuation allowance and $0.8 million related to income tax credits.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered, including the current economic climate, our expectations of future taxable income, and our ability to project such income and the appreciation of our investments and other assets. As of December 31, 2006, management concluded that it was more likely than not to realize a substantial portion of the existing deferred tax asset and, therefore, released valuation allowance of approximately $18.1 million. As of December 31, 2006, we continued to have a valuation allowance of approximately $59.0 million relating primarily to net operating losses.

Minority Interest in Income of Consolidated Subsidiaries

•

Minority interest expense was $2.3 million for the year ended December 31, 2006, and related to the minority interest portion of the combined income of our majority-owned subsidiaries China.com, SGI and IMI. Minority interest expense was $1.4 million for the year ended December 31, 2005, and also related to the minority interest portion of the combined income of China.com, SGI and IMI.

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Net cash provided by operating activities	$11,948	$39,329	$9,284
Net cash provided by (used in) investing activities	8,614	(51,022)	(98,989)
Net cash provided by (used in) financing activities	(36,353)	137,695	4,726
Effect of exchange rate changes on cash	(696)	3,827	3,649
Net increase (decrease) in cash and cash equivalents	(16,487)	129,829	(81,330)
Cash and cash equivalents at beginning of period	110,206	93,719	223,548
Cash and cash equivalents as at end of period	$93,719	$223,548	$142,218

Sources and Uses of Cash for the Year ended December 31, 2007

Operating Activities

Net cash provided by operating activities decreased from $39.3 million in 2006 to $9.3 million in 2007. This $30.0 million decrease partially resulted from a decrease in net income adjusted for noncash charges and gains of $12.4 million, from $45.4 million in 2006 to $33.0 million in 2007. In addition, working capital requirements increased $17.6 million as a result of increases in accounts receivable, deposits, prepayments and other receivables and other assets and decreases in accounts payable, accrued liabilities and income tax payable, offset by increases in deferred revenue and other liabilities. Accounts receivable, deposits, prepayments and other receivables and other assets were a use of cash of $15.3 million in 2006 compared to a use of cash of $22.4 million in 2007. Accounts payable, accrued liabilities and income tax payable were a source of cash of $5.9 million in 2006 compared to a use of cash of $7.8 million in 2007. Deferred revenue and other liabilities were a source of cash of $3.4 million in 2006 compared to a source of cash of $6.6 million in 2007.

Investing Activities

Net cash used in investing activities increased from $51.0 million in 2006 to $99.0 million in 2007. This reflects an increase in cash used in the acquisition of subsidiaries of $56.0 million, an increase in capital expenditures of $8.1 million, an increase in cost and equity investments of $16.0 million, an increase in game licenses of $9.7 million, and an increase in restricted cash of $7.0 million, offset by a decrease in purchases of marketable securities of $36.0 million, an increase in proceeds from the disposal of marketable securities and investments of $1.4 million, and an increase in proceeds from the disposal of subsidiaries and fixed assets of $8.3 million.

Financing Activities

Net cash provided by financing activities decreased from $137.7 million in 2006 to $4.7 million in 2007. This decrease was primarily the result of proceeds from the issuance of $168.0 million in convertible notes and purchase note agreements of $38.7 million in 2006, compared to proceeds from bank loans of $33.8 million in 2007. This decrease in proceeds from debt was offset by a decrease in cash used for the repayment of bank loans of $27.3 million, an increase in the issuance of share capital of $3.6 million, a decrease in cash used for the repurchase of treasury stock of $5.5 million, and a decrease in cash used for debt issuance costs of $3.5 million.

Future cash requirements and sources of liquidity

Future cash requirements

In the future, we expect that our primary cash requirements will be to fund working capital including payment of contractual obligations and research and development expenses, repay debts, and fund contingent consideration payable for certain of our acquisitions.

The following table summarizes our contractual obligations as of December 31, 2007:

	Payments due by period, in thousands
	Total	Less than 1 year	1–3 years	3-5 years	More than 5 years
Operating lease obligations (1)	$45,965	$14,253	$19,439	$11,422	$851
Short-term debt obligations	33,892	33,892	—	—	—
Interest on short-term debt obligations	581	581	—	—	—
Convertible notes	168,000	—	—	168,000	—
Interest on convertible notes	24,360	6,300	12,600	5,460	—
Purchase considerations (2)	4,192	4,192	—	—	—

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
(2)	Purchase considerations include fixed and adjustable payments contingent upon meeting certain performance requirements. These amounts exclude future payments of up to $24.2 million, which are based on total future revenue.

Other long-term liabilities, such as deferred taxes and unrecognized tax benefits, have been excluded from the table due to the uncertainty of the timing of payments combined with the absence of historical trends to be used as a predictor for such payments.

On June 27, 2008, China.com declared and paid a cash dividend to its shareholders in the aggregate amount of $74.1 million. Of such amount, approximately $57.5 million was paid to us, and the remaining $16.6 million was paid to the independent minority shareholders of China.com. On June 27, 2008, we transferred an aggregate of $64.5 million to CDC Games. CDC Games subsequently paid China.com Capital Ltd. (“CCL”), a wholly owned subsidiary of China.com Inc., the entire balance of $64.5 million of principal and interest due and payable under its promissory note owed to CCL.

Future sources of liquidity

We believe that cash flows from operating activities, combined with our existing cash and cash equivalents of $142.2 million and our available-for-sale securities of $76.2 million as of December 31, 2007, the majority of which will mature at various dates through 2008, will be sufficient to meet our future cash requirements described above.

The following table summarizes the expected maturity dates of our debt securities as of December 31, 2007:

	Expected maturities, in thousands
	Total	Less than 1 year	1–3 years
Unsecured fixed rate debt	$74,595	$74,595	$—

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

Convertible Notes

In November 2006, we issued $168 million aggregate principal amount of 3.75% senior exchangeable, unsecured convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act. Under the terms of the notes, the holders have the right to exchange such notes into common shares of CDC Corporation or, upon a qualifying initial public offering (“IPO”), common shares of two of our wholly-owned subsidiaries based on a predetermined exchange price when the IPO is consummated (see “Note 11 - Financing Arrangements” in “Item 18 - Financial Statements” for further discussion on our Convertible Notes).

In April 2008, two of our subsidiaries, CDC Games and CCL, entered into an agreement (the “Modification Agreement”) for the purpose of: (i) extending the maturity date of a promissory note in the principal amount of $60.0 million by and between CDC Games and CCL (the “Promissory Note”) from the initial maturity date of June 28, 2008 (the “Maturity Date”), to June 28, 2010, and (ii) including us as a guarantor of the Promissory Note.

The effectiveness of the Modification Agreement was conditioned upon China.com obtaining the approval of its minority shareholders (the “Minority Shareholders”). At an extraordinary general meeting (“EGM”) of China.com held on May 27, 2008, the Minority Shareholders, by way of poll, rejected the proposal to ratify the Modification Agreement. As a result, the Modification Agreement lapsed automatically and did not become effective.

In June 2008, we determined that the execution of the Modification Agreement had constituted an “Event of Default” under the terms of our convertible notes. The convertible notes provide that, following an Event of Default, payment of all or a portion of any amounts due thereunder may be accelerated and become due and payable immediately upon delivery of a written notice of acceleration to us (an “Acceleration Notice”), unless such Event of Default shall have been cured by us prior to the delivery of such Acceleration Notice. Accordingly, for the period from April 2, 2008, through May 27, 2008 (the date upon which the Minority Shareholders disapproved of the Modification Agreement and it lapsed automatically), any or all of the convertible notes could have been called by the noteholders and become due and payable immediately. However, we did not receive any written Acceleration Notice from any of the noteholders during this period. As a consequence, we believe that the Event of Default that existed from April 2, 2008, through May 27, 2008, under the convertible notes has been fully cured, and under the express terms of the convertible notes, none of the noteholders has any current or continuing right to deliver an Acceleration Notice to us as a result of those past events.

Credit Line Agreements

Under our line of credit arrangement with a financial institution, we may borrow up to $100.0 million on such terms as we and the financial institution mutually agree upon. Interest is payable at the end of each interest period and is calculated using the London Inter-Bank Offered Rate (“LIBOR”) for the applicable interest rate period plus 0.2% per annum (4.42% at December 31, 2007). Except for loans of $10.0 million that were repaid in 2006, this arrangement does not have a termination date but is reviewed annually for renewal. At December 31, 2006 and 2007, we had Nil and $30.0 million outstanding, respectively, and the unused portion of the credit line was $100.0 million and $70.0 million, respectively.

We utilized a margin facility to draw a revolving line of credit, with balances outstanding of Nil and $1.9 million at December 31, 2006 and 2007, respectively. Interest is payable based upon LIBOR for the applicable interest rate period plus 0.75% per annum (4.97% at December 31, 2007). To secure the line of credit, we pledged some of our available-for-sale securities, which are recorded as restricted available-for-sale securities on our balance sheet.

One of our subsidiaries had a line of credit with a financial institution in which the subsidiary may borrow up to $6.5 million. The loan had an outstanding balance of Nil and $0.9 million as of December 31, 2006 and 2007, respectively and the unused portion of the credit line was $6.5 million and $5.6 million at December 31, 2006 and 2007, respectively. Accrued unpaid interest is payable monthly based upon LIBOR for the applicable interest rate period plus 2.20% per annum (6.42% at December 31, 2007). The loan is secured by the assets of this subsidiary.

Under the line of credit arrangement between a financial institution and one of our subsidiaries, the financial institution allows the subsidiary to borrow up to 80% of the subsidiary’s accounts receivable balance. There was an outstanding balance of Nil and $0.6 million as of December 31, 2006 and 2007, respectively. Interest is variable and was 11.2% at December 31, 2007.

During 2006, we discontinued a $250.0 million line of credit agreement with a financial institution. This line of credit consisted of a repurchase agreement pursuant to which we sold certain debt securities to the financial institution at a discounted price, and the financial institution agreed to sell the same debt securities back to us at the same price at the termination of the agreement. Throughout the term of the agreement, the financial institution paid us any income associated with the debt securities, and we paid the financial institution interest calculated using the LIBOR plus 0.2% per annum. Loans of $16.2 million were repaid in 2006 prior to the line of credit being discontinued.

In connection with the credit lines granted to us and in compliance with related covenants, we maintained compensating balances of $2.0 million and $5.5 million, in restricted cash at December 31, 2006 and 2007, respectively, pledged available-for-sale debt securities with a net book value of Nil and $30.9 million at December 31, 2006 and 2007, respectively, and held-to-maturity debt securities with a net book value of $30.5 million and Nil at December 31, 2006 and 2007, respectively.

The maturities of long-term debt for the five years subsequent to December 31, 2007, are as follows: 2008 - Nil; 2009 - Nil; 2010 - Nil; 2011 - $168.0 million; and 2012 - Nil.

The weighted average interest rates on short-term borrowings during the year were 3.6% in 2005, 4.6% in 2006 and 5.5% in 2007. The weighted average interest rates on short-term borrowings at December 31, 2006 and 2007, were 4.5% and 5.1% per annum, respectively.

Financing Agreements

In 2006, in connection with the purchase of certain CDO investments, we and our majority owned subsidiary, China.com Inc. entered into separate and independent financing agreements with two financial institutions, collectively referred to as the “Banks”, in the aggregate amount of $38.7 million. We entered into a credit facility agreement with the Bank pursuant to which the Bank agreed to lend us the aggregate amount of $38.7 million for payment of the purchase price of the CDO’s. We pledged certain held-to-maturity U.S. agency bonds as collateral for payments due under the financing agreements. These pledged securities all had maturity dates within 12 months and interest rates ranging from 2.58% to 3.2%. As these securities matured, a portion of the loan was settled with the cash proceeds. At December 31, 2006, the aggregate balance of the financing agreements was $18.7 million, and the total amount of securities pledged at December 31, 2006, was $30.5 million, all of which is classified as a restricted investment. The weighted average interest rate on these agreements during 2006 and at December 31, 2006, was 5.6%. During 2007, the balance of $18.7 million was paid and no pledged securities remained at December 31, 2007. The weighted average interest rate on these agreements during 2007 was 5.6%.

As of December 31, 2007, we were in compliance with all of our debt covenants.

Restrictions on our Liquidity

While we have cash and cash equivalents of $142.2 million and total available-for-sale securities of $76.2 million as of December 31, 2007, $92.9 million of the cash and cash equivalents and $63.1 million of the total securities are held at China.com, a 77% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as an 77% shareholder of China.com or a related party inter-company loan or similar transaction from China.com to us which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash, cash equivalents and securities balance to, or to use the amounts of the cash, cash equivalents and securities balance for the benefit of, CDC Corporation at the parent entity level or our other subsidiaries outside of the China.com chain of subsidiaries.

Substantially all of the revenue and operating expenses of our CDC Games and China.com businesses are denominated in Renminbi (“RMB”). The RMB is currently convertible to foreign exchange with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import/export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of principal of loans. Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees to content licensors, without the approval of the State Administration for Foreign Exchange, or SAFE. Our PRC subsidiaries may also retain foreign exchange in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate the ability for our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside the PRC, including by means of loans or capital contributions from us.

In addition to $142.2 million of cash and cash equivalents at December 31, 2007, we held $9.1 million in restricted cash which is pledged for banking facilities and pending litigation settlements.

Uncertainties regarding our liquidity

We believe the following are the most significant uncertainties regarding our liquidity:

•

Ability to Grow Revenue and Manage Costs – Both our revenue and cost base have increased significantly as a result of our acquisition activity in 2006 and 2007. If we are unable to continue to grow our revenue or experience a decline in revenue, or if we are unable to manage costs and reduce operating expenses, our ability to generate positive cash flows from operating activities in a sufficient amount to meet our cash needs would be adversely affected.

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

•

Cash held by China.com – China.com is a 77% owned subsidiary of the Company. Although we have the ability to elect a majority of the board of directors of China.com, the China .com directors owe fiduciary duties to all of the China.com shareholders. Such duties may prevent the directors from voting to declare and pay dividends. There is a limited amount of cash available at China.com for such purpose, and any dividends that the directors may declare must be shared on a pro rata basis with China.com’s minority shareholders. Furthermore, we may not have the ability to enter into an intercompany loan without the support of the minority shareholders of China.com.

Fair value of Financial Instruments

The total fair value of available-for-sale equity securities in listed companies as of December 31, 2006 and 2007, were $3.5 million and $3.9 million, respectively, based on the market values of publicly traded shares as of December 31, 2006 and 2007.

The total fair value of the CDO investments as of December 31, 2006 and 2007, were $39.1 million and $23.7 million, respectively, based on the determination by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rates of return offered on comparable investments with comparable risks as of December 31, 2006 and 2007.

We currently intend to hold the CDO investments as long term investments, not to be traded in the near term. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2006 and 2007 was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rate of returns offered on comparable investments with comparable risks. In addition, management based the fair value on binding quotes received from third parties for these investments. These valuations represent management’s best estimate of fair value of these investments at December 31, 2006 and 2007 and may or may not represent the ultimate value of these investments.

In connection with the purchase of the CDOs, we pledged certain held-to-maturity U.S. agency bonds as collateral under multiple note purchase agreements. The pledged U.S. agency bonds are being used to repay the debt when such U.S. agency bonds mature. The total amount of securities pledged at December 31, 2006 and 2007 was $30.5 million and Nil, all of which is classified as a restricted investment.

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

The estimated fair value of the convertible notes at December 31, 2006 and 2007, was $167.6 million and $158.4 million, respectively.

C.	Research and Development, Patents and Licenses, etc.

In 2006 and 2007, after acquiring Ross and Pivotal, we incurred significant research and development expenses. As discussed in Item 5.A – “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Capitalization of Software Costs”, we capitalize certain software development costs and expense others. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis, but not as a percentage of overall revenue.

D.	Trend Information

Our focus on the enterprise software and on-line games industries has positioned us within industry sectors which continued to undergo rapid change over the course of fiscal 2007.

In our Software segment, we made progress during 2007 in our continued integration and focus on operational improvements in relation to our acquisitions of Pivotal and Ross made in 2004. Pivotal’s CRM front-office software and Ross’s comprehensive, modular suite of enterprise software have enlarged our product portfolio; however, we believe it will take several more quarters for us to leverage the synergies that we consider are inherent within our enlarged software businesses. We intend to continue to execute our software strategy through targeted acquisitions and investments in our Software segment and through entering strategic partnerships with leading software vendors.

In our China.com business unit, the operating environment for the MVAS sector continued to be challenging in 2007, with sanctions and new policies imposed by the regulators and mobile operators. We determined that there was no reasonable instance where our MVAS business would be profitable in the foreseeable future. As a result, in February 2008, we announced that we were discontinuing our MVAS business and we have since discontinued these operations.

We continued to execute our online games strategy through the acquisition of Optic during 2007, an online games publisher with a track record in launching and distributing online games in the China market. In the future, we may add investments in online game-related companies, which we expect may allow us to broaden our service offerings, subscriber base, or platform capabilities.

In 2008, we expect continued growth in revenue as a result of acquisitions and investments.

In light of the many risks and uncertainties surrounding our company and the geographies and markets in which we operate, shareholders, investors and prospective investors should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will or can materialize.

E.	Off-balance Sheet Arrangements

We have the following derivative financial instruments:

Horizon

In February 2006, Software Galeria Inc., our 51% owned subsidiary (“SGI”), acquired the IT consulting services business of Horizon, which offers outsourced information technology professional services in the U.S. and Canada, utilizing India-based resources. Under the terms of the agreement, we paid $0.6 million in cash at closing and paid an additional $0.6 million of cash consideration in installments during 2006. We also agreed to pay additional cash consideration of $1,000 in 2007 and 2008 based on earnings before interest, taxes, depreciation and amortization (“EBITDA”). In addition, we agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event the EBITDA generated from the purchased business exceeds specified targets during each of 2006, 2007 and 2008. Specified targets were not met in 2006 or 2007, so no equity was issued to the sellers. The sellers have the right to put their equity interest back to us between April 2009 and April 2011 at a predetermined and fixed cash consideration. See “Note 3- Business Combinations” in “Item 18- Financial Statements” for further discussion on Horizon.

CDC Convertible Notes

As discussed in Item 5.B - “Liquidity and Capital Resources,” in November 2006, we issued $168 million of 3.75% senior exchangeable, unsecured convertible notes in a private placement exempt from registration under the Securities Act.

Conversion Option. Under the terms of the notes, the holders have the right to exchange such notes into our common shares or upon a qualifying initial public offering (“IPO”), common shares of two of our wholly-owned subsidiaries based on a predetermined exchange price and when the IPO is consummated.

The aggregate number of common shares of the our common stock that we may deliver to the holders in connection with exchanges of the notes is capped at a maximum of 19.99% of the number of shares of our common stock outstanding as of the issue date of the note. The aggregate number of common shares of each subsidiary that we are required to deliver to holders in connection with exchanges of the notes is capped at a maximum of 33.33% of the number of shares of each subsidiary’s common stock outstanding as of the time of the exchange.

Upon the occurrence of an IPO of either subsidiary and if the holders of the notes decide to convert the notes into the respective subsidiary’s shares, we have agreed to satisfy the conversion option by delivering the existing shares of its investment into the subsidiary. The investors have agreed to a lock-up period of up to 180 days following the date of an IPO prospectus during which the investors will refrain from selling any of each subsidiary’s respective common shares. See “Note 11 - Financing Arrangements” in “Item 18 - Financial Statements” for further discussion on the Convertible Notes.

Collateralized Debt Obligations

In 2006, we acquired an equity interest in two collateralized debt obligations (“CDOs”) coupled with a U.S. treasury strip for an aggregate nominal amount of $38.7 million (see “Note 7 - Investments” in “Item 18 - Financial Statements” for further discussion on our investments). These investments are subject to variability as there is no stated coupon rate and the equity interest in these investments are subject to changes in returns on the collateralized debt backing the interest. The principal amount in these investments is backed by U.S. treasury strips.

We currently intend to hold the CDO investments as long term investments, not to be traded in the near term. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2007, was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rates of return offered on comparable investments with comparable risks. Moreover, in 2007, management based the fair value on binding quotes received from third parties for these investments. These valuations represent management’s best estimate of fair value of these investments at December 31, 2006 and 2007, and may or may not represent the ultimate value of these investments.

F.	Tabular Disclosure of Contractual Obligations

See Item 5.B – “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Future cash requirements and sources of liquidity” above.

G.	Safe Harbor

See “General Introduction – Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of June 2008:

Board of Directors	Age	Position	Class of Directorship
Raymond K.F. Ch’ien	56	Chairman *	III, term to expire in 2008

Peter Yip	56	Vice Chairman and Chief Executive Officer *	III, term to expire in 2008

Wong Kwong Chi, Simon	56	Director*	III, term to expire in 2008

Thomas M. Britt, III	47	Director	II, term to expire in 2010

Wang Cheung Yue, Fred	64	Director	II, term to expire in 2010

Carrick John Clough	61	Director	I, term to expire in 2009

Fang Xin	55	Director	I, term to expire in 2009

Executive Officers

CDC Corporation

Peter Yip*	56	Chief Executive Officer, CDC Corporation, CDC Games and China.com, Inc., Vice Chairman of the Board of Directors, CDC Corporation and Executive Chairman of the Board of Directors, CDC Software

Michael Latimore	40	Chief Financial Officer, CDC Corporation and CDC Games

Timothy F. Coen	52	Senior Vice President and General Counsel, CDC Corporation

James W. FitzGibbons	39	Chief Accounting Officer, CDC Corporation

CDC Games and China.com

Jeffrey Longoria	47	President, CDC Games International

John Huen	38	Chief Operating Officer, CDC Games

Cheng Loi	54	Chief Financial Officer, China.com

CDC Software

Eric Musser	43	President and Chief Executive Officer, CDC Software

James McDevitt	49	Chief Operating Officer

Bruce Cameron	56	Executive Vice President, Worldwide Sales and Marketing, CDC Software

Alan MacLamroc	53	Chief Technology Officer, Executive Vice President, Technology, CDC Software

Per Norling	52	President, CDC Supply Chain, CDC Software

William Geist	55	Senior Vice President, Customer Services, North America, CDC Software

Oscar Pierre	52	Senior Vice President, Latin America, CDC Software

Niklas Ronnback	42	Senior Vice President, Services for EMEA, CDC Software

Ian Whitehouse	43	Managing Director, Asia, CDC Software

Anil Dwivedi	38	Vice President and Country Manager, Japan and Korea, CDC Software

Frank Hung	46	Managing Director, Australia, CDC Software

Edmund Lau	48	Vice President, Greater China, CDC Software

Sean Yu	42	Vice President, Development and Chairman of CDC Software (China)

Arthur Masseur	48	Vice President of Finance, CDC Software, EMEA

*	Subject to re-election by shareholders at our 2008 annual general meeting.

The address of each of our executive officers and directors is c/o CDC Corporation Limited, 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

The following is a brief biography of each of our directors and executive officers:

Class III Directors

Raymond K.F. Ch’ien has served as Chairman of our board since January 1999, and served as executive chairman of our board from April 2001 until August 2005 at which point he became Chairman of our board. He served as acting chief executive officer between March 2004 and March 2005, and chief executive officer from March 2005 until August 2005. Dr. Ch’ien is Chairman and a member of the executive and remuneration committees of our Hong Kong listed subsidiary, China.com. Dr. Ch’ien is also Chairman of MTR Corporation Limited and Hong Seng Bank Limited, serves on the boards of the Hong Kong and Shanghai Banking Corporation Limited, Inchcape plc, Swiss Reinsurance Company, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch’ien received a Doctoral Degree in economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.

Peter Yip is our Chief Executive Officer and a Vice Chairman of our board of directors. Mr. Yip has also been the Acting Chief Executive Officer of China.com since August 2006. Mr. Yip was a founder of the Company and served as Chief Executive Officer between 1999 and February 2005, and was re-appointed Chief Executive Officer in April 2006. Under his leadership, the Company was one of the first successful initial public offerings of an internet company from Greater China to be listed on NASDAQ, opening the door for other Chinese entrepreneurs to list their ventures in the U.S. capital markets. Mr. Yip co-founded Yipkon Business Systems in 1978 with his Indian partner from Bangalore, Kumar Konanur. Yipkon, as one of the first Indian outsourcing companies based in New York, pioneered outsourcing for US companies using Indian resources from Bangalore and successfully grew to US$100M revenue. Mr. Yip sold Yipkon to MCI Worldcom in 1987, just before the market crash, and returned to Hong Kong to make investments in software and IT companies. In addition, Mr. Yip has made a number of successful co-investments with institutional investors, corporate investors and high net worth individuals, a Temasek Holdings company, Bechtel Enterprises Inc., Mitsui & Co. Ltd., America Online, Inc. and the Merrill Lynch-Fred Adler Technology Fund II. Mr. Yip has authored research papers published at Harvard Asia Pacific Review, Nanjing University Press, National Science Foundation. He co-authored a book titled “The China’s Century” with former China Premier Zhu Yongji, amongst others. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with its Asian Alumni Entrepreneur Award. Mr. Yip received a MBA from the Wharton School and a MS and BS in Electrical Engineering from the University of Pennsylvania. He also received an Associate degree in Engineering and an honorary Doctorate degree in business from Vincennes University, Indiana.

Wong Kwong Chi has served as an independent member of our board of directors since August 2005, a director of CDC Software since October 2006 and a director of CDC Games since September 2006. Mr. Wong is a managing partner of Asian Global Capital (AGC). Prior to joining AGC, he was a director and Executive Vice President of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing a $820 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of Hang Fung Gold Technology Ltd., Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council; member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received Bachelor of Science and MBA Degrees from the Chinese University of Hong Kong.

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

Wang Cheung Yue, Fred has served as an independent member of our board of directors since October 2005 and has also served as in independent non-executive member of the board of directors of China.com since February 2002 and as the Chairman of the Board of directors of CDC Games since September 2006. The Wang family founded Salon Films (Hong Kong) Limited, or Salon, in 1969. Mr. Wang has been a director of Salon since 1969 and he has worked with various major Hollywood film and television companies in setting up projects in Asia. Since 1985, Mr. Wang has been involved with various investment groups in Asia, notably, Unifund S.A., a Geneva based investment service company. Mr. Wang is the Hon. Vice President of the China Film Foundation, a member of the Board of Governors of the Federation of Hong Kong Business Associations Worldwide, Director of the Board of the Hong Kong International Film Festival Society Limited and Hon. Vice Director of the China Society of Motion Picture and Television Engineers. Mr. Wang graduated with a Bachelor of Arts Degree in Business and Economics from Whittier College, California.

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

Fang Xin has served as a member of our board of directors since November 2005 and has also served as a non-executive director of China.com since July 2005. He is also currently Deputy Director and General Manager of the Asia-Pacific Regional Bureau and Hong Kong SAR Branch of Xinhua News Agency, or Xinhua, and President of Golden Tripod (Holdings) Limited and Golden Tripod Technology Limited. Golden Tripod Technology Limited, an indirect wholly owned subsidiary of Xinhua, is one of the Company’s major shareholders. Mr. Fang is also a senior correspondent of Xinhua, and also serves as a non-executive director of the Company’s Hong Kong listed subsidiary, China.com. Mr. Fang has approximately 25 years of experience in news reporting, editing, economic information analysis, and business management with governmental and non-governmental organizations and companies. Former positions held by Mr. Fang include serving as the general manager of the Guangdong Provincial Branch of

Xinhua, the editor of “OUTLOOK” (a weekly publication of Xinhua), a correspondent for the Shenzhen sub-branch of Xinhua, a director of the Domestic News for Foreign Service group of the Guangdong Provincial Branch of Xinhua, chief of the Zhuhai sub-branch of Xinhua, and editor-in-chief and director of Economic Information Services of the Guangdong Provincial Branch of Xinhua. Mr. Fang graduated from Sun Yat-Sen University in Guangzhou, People’s Republic of China.

CDC Corporation Executive Officers

Mr. Peter Yip’s biographical information is set forth above under the caption “Class III Directors.”

Michael Latimore has served as our Chief Financial Officer since April 2007. Mr. Latimore has also served as Chief Financial Officer of CDC Games since April, 2007 and was Chief Financial Officer of China.com from October 2007 to May 2008. Immediately prior to joining CDC, Mr. Latimore was a Senior Equity Analyst with Raymond James & Associates, where he was responsible for producing and marketing institutional equity research since 2000. He focused his research on communications and applications software companies, emphasizing the areas of customer interaction management, wireless applications, and VoIP. Prior to Raymond James, Mr. Latimore served as an Equity Analyst for George K. Baum & Co. and John G. Kinnard & Co. since 1996, concentrating his research efforts there on IP communications software companies. Mr. Latimore has also served as a Policy Analyst and Research Director for the Minnesota Business Partnership, an association of executives advocating public policy reform. Mr. Latimore holds a J.D. degree from William Mitchell College of Law and a Bachelor of Arts in Political Science from The John Hopkins University.

Timothy F. Coen joined the company in April 2008 as Senior Vice President and General Counsel of CDC Corporation. Most recently, from April 2005 to January 2008, Mr. Coen was Vice President, General Counsel & Secretary for IP Unity Glenayre, Inc. and its predecessor Glenayre Technologies, Inc., a publicly-held global company engaged in the worldwide distribution of complex mobile messaging systems platforms, mobile applications and entertainment media. Mr. Coen brings over twenty five years of domestic and international corporate and transaction-oriented experience, during which time he has been an attorney in major law firms and an executive-level in-house lawyer. Mr. Coen was formerly of counsel with King & Spalding, LLP from January 1996 to March 1997, a partner in the law firm of Powell Goldstein LLP from March 1997 to March 2003, in house counsel with Concert Communications from February 1992 to September 1995 and with BellSouth Corporation from January 1986 to March 1997. Mr. Coen has represented numerous technology companies in complex software, technology and professional IT services transactions, as well as in corporate, securities and compliance matters and other complex commercial and financial transactions. Mr. Coen holds a bachelor’s degree in Political Science/Pre-Law from Georgia Southern University and a J.D. degree from University of Georgia School of Law.

James W. FitzGibbons joined CDC Corporation as our Chief Accounting Officer in June 2007. Prior to joining CDC, Mr. FitzGibbons was Controller and Chief Accounting Officer of International Power Group, Ltd., a publicly traded, global alternative energy solutions company from October 2006 to June 2007. Previously, Mr. FitzGibbons served as Vice President, Finance and Chief Accounting Officer of NDCHealth Corp., a NYSE-traded health services company from January 2004 to June 2006, and was also Vice President and Controller for McKesson Corporation’s Information Solutions business unit from July 1999 to December 2003. Mr. FitzGibbons also held a variety of finance management positions, including vice president and principal accounting officer, at Per-Se Technologies, Inc. and was an auditor with Arthur Andersen, LLP. Mr. FitzGibbons holds a bachelor’s degree in Accounting from the University of Alabama and is a certified public accountant in the State of Georgia.

CDC Games and China.com Executive Officers

Jeffrey Longoria was promoted to President of CDC Games International, a subsidiary of CDC Games Corporation, in October 2007. Prior to this appointment, Mr. Longoria previously served as Senior Vice President of Strategic Alliances at CDC Software Corporation from January 2007 to October 2007. In this capacity, he and his team managed key relationships with technology, consulting and channel partners, including the strategic relationship with Microsoft and SAP for CDC Software and other companies in the CDC family. Mr. Longoria joined CDC Software through its acquisition of c360 in April 2006. At c360, a global provider of CRM add-on products, industry-specific CRM solutions and CRM development tools for Microsoft Dynamics CRM, Mr. Longoria served as CEO, from September 2005 to April 2006. Mr.

Longoria brings more than 25 years of experience in the software and technology industry. From April, 1998 to April 2003, he was President and co-founder of Connect-Care, Inc. an Atlanta-based customer relationship management software company. Mr. Longoria has also held several management positions for L.I.I., a medical technology company, and Dickens Data Systems, a midrange hardware and software distribution company. Mr. Longoria holds a BS in Computer Science from the University of North Texas.

John Huen joined CDC Games Corporation as Chief Operating Officer in January 2008. Prior to this appointment, Mr. Huen served as chief operating officer and general manager of Optic Communications, a subsidiary of CDC Games, from July 2007 to December 2007. Optic Communications was acquired by CDC Games in July 2007 and operates some of the most well-known game titles in the company’s portfolio, including Shaiya Online, EVE Online, Shine Online and MIR III. Mr. Huen has more than 10 years of operating and management experience in the digital content and telecommunications industries in China. Before joining CDC Corporation, from March 2000 to July 2008, Mr. Huen helped manage several subsidiaries and joint ventures of CITIC Pacific Ltd., conglomerate with extensive businesses in telecommunications, media and IT. Mr. Huen holds a bachelor degree of Engineering from the University of Hong Kong. In 1992, he was awarded the Swire/Foreign and Commonwealth Scholarship to study for his Masters Degree of Philosophy in Management Studies at the University of Oxford.

CDC Software Executive Officers

Eric Musser has served as the Chief Executive Officer of CDC Software since May 2007 and was previously President of CDC Software from October 2004 to May 2007. For nearly 15 years, Mr. Musser has served in a variety of management roles at CDC Software and its acquired enterprise software companies. Prior to his current roles, Mr. Musser served as CDC Software’s Executive Vice President, Corporate Strategy from May 2006 to October 2006 and Chief Technology Officer for CDC Software from May 2000. Prior to Ross Systems, Mr. Musser held IT management and production engineering positions in the process industries, where he implemented projects spanning from shop floor automation to ERP integration. As a software entrepreneur earlier in his career, he developed CRM solutions running on the Apple Macintosh platform for non-profit organizations.

James McDevitt joined CDC Software in May 2007, as Senior Vice President & General Manager of Global Services, and was promoted to Chief Operating Officer of CDC Software Corporation in April 2008. In his capacity as Chief Operating Officer of CDC Software, Mr. McDevitt has operating responsibility for the CDC Global Services business unit within CDC Software, as well as responsibility for finance, accounting and IT. Mr. McDevitt brings more than 27 years of operations and finance experience to CDC that includes serving as a Senior Vice President and Chief Financial Officer of GEAC Computer Corporation’s SmartEnterprise Solutions Division from 1997 to 2000 and a senior finance and operations executive for GEAC Computer Corporation from 2002 to 2006 and Chief Financial Officer for Clarus Corporation from 2000 to 2002.

Bruce Cameron has served as the Executive Vice President of Global Sales and Marketing for CDC Software since June 2008 and was previously the Senior Vice President of Global Sales from September 2007 to June 2008. Previously, he was Senior Vice President of Global Sales for CDC Software’s CRM product line from January 2006 until September 2007. From January 2005 to September 2006, Mr. Cameron was our Vice President Sales for North America. Mr. Cameron was previously General Manager of the homebuilding vertical at Pivotal Corporation, a company we acquired, which he joined in April 2004. Mr. Cameron has over 26 years experience in application software management, and has held several positions in the software industry including General Manager at Delano Inc., an e-CRM company from December 1999 to May 2001, Worldwide Vice President of Sales at QAD International, an ERP company from 1996 through 1999, General Manager and Senior Vice president at JBA International, an ERP company, from 1989 thru 1995, and Vice President of Sales and then President of Cimcorp Inc., a MES systems company from 1986 through 1989. Mr. Cameron holds a BSME degree from Rochester Institute of Technology.

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

Per Norling has served as the President of CDC Supply Chain since January 2006 and is responsible for global operations of CDC Supply Chain, the “supply chain management for distributors” division of CDC Software. His responsibilities include customer-focused software, services, and support solutions, as well as the company’s internal operations. Before joining CDC Software, Mr. Norling was chief operating officer of Baan Company in Europe, the Middle East, and Africa (EMEA). More recently, Mr. Norling was business leader for the EMEA region of Descartes Systems Group (DSG) and a member of the DSG Operations Team. Mr. Norling graduated in 1979 from the School of Industrial Economics in Linköping with a Master of Science Degree in Engineering. Since then he has garnered over 20 years’ experience in the IT and manufacturing industries including sales, marketing, manufacturing, consultancy, and business development roles with Nordic and global industry leaders such as General Electric, Siemens, and Ericsson.

William Geist has served as Senior Vice President, Customer Services, North America since April 2007. He is responsible for delivery of software services to CDC Software’s North American customers and global support for CDC products. Prior to joining CDC Software in October 2006, from October 2005 to October 2006, Mr. Geist served as a partner at Tatum, L.L.C., an Atlanta-based national consultancy focused on providing financial, strategic and technology services to companies in transition, accelerating their business growth and creating value. Previous experience also includes serving as CEO for Application Partners, L.L.C., a consultancy providing business intelligence and data warehousing services, from April 2004 to June 2005; senior vice president and vice president for Headstrong, Inc., an international consultancy, from September 2000 to December 2003; partner at BDO Seidman LLP, an international accounting and advisory services firm, from May 1999 to June 2000; partner and branch manager of Whittman-Hart, Inc. from September 1997 to December 1998; director and group manager of Cambridge Technology Partners, Inc. from February 1995 to September 1997; vice president, Information Technology and Services for Scientific Atlanta, Inc from July 1993 to August 1994; and several other IT management positions. Mr. Geist received his MBA in Operations Management and Information Systems from the University of Rochester and his BS in Mathematics from Bucknell University.

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

Niklas Rönnbäck has served as Senior Vice President, Services for EMEA since January 2008. He is responsible for customer service across all product lines in EMEA. Mr. Rönnbäck joined CDC Software in 2004 as Services Director. He has served in a variety of management roles at CDC Software including Vice President, Operations at CDC Supply Chain from January 2007 to December 2007, Global Services

Director at CDC Supply Chain from April 2006 to December 2006, Services Director at IMI from August 2004 to March 2006. Mr. Rönnbäck brings more than 15 years of enterprise software experience, specifically in the implementation of ERP, order management and warehouse management systems. Prior to joining CDC Software, he was President at Öhrwall & Rönnbäck, a privately held logistics and supply chain consultancy firm from January 1999 to August 2004. Mr. Rönnbäck received his MSc and Licentiate Degree in Industrial Logistics from Luleå University of Technology.

Ian Whitehouse has served as Managing Director, Asia for CDC Software since January 1, 2006 and is responsible for operations activity for Asia excluding Japan. In this role, Mr. Whitehouse works closely with other global division heads to deliver solutions that meet area customer needs. Prior to this role, Mr. Whitehouse served as Director of Professional Services, CDC Software Asia. He joined CDC Software in 2002 when it acquired the company he co-founded, Platinum China, where he was also Director of Professional Services. Prior to Platinum China he worked for an ERP software distributor of Dun & Bradstreet Software in Hong Kong from April 1991 to September 1993 and Xerox in Australia from January 1990 to January 1991.

Anil Dwivedi has served as CDC Software’s Vice President, Country Manager, Japan and Korea since April 2008. In this role, Mr. Dwivedi is responsible for expanding reseller channels in those countries, and identifying and evaluating merger and acquisition opportunities, including the expansion of the CDC Software franchise partner program to Japan and Korea. Prior to joining CDC Software in April 2008, Mr. Dwivedi served in various executive leadership positions in the enterprise software industry in China and Japan including senior business development management roles at Wipro Japan KK in Yokohama, Japan from June 2000 to March 2008, where his responsibilities included consulting large Japanese corporations on their IT and off-shoring strategies and selling services related to web technologies, Infrastructure, security and ERP; and at HCL in Japan and India from May 1997, where his role was focused on sales of SAP services and alliance with SAP. Mr. Dwivedi is a graduate of the premier Institutes IIT (Indian Institute of Technology) and Management Graduate of IIM (Indian Institute of Management).

Frank Hung has served as Managing Director, Australia of CDC Software since January 2007 and is responsible for operations activity for all of Australia and New Zealand. Mr. Hung has over 25 years of experience in the technology sector and has held various international and senior management positions throughout Asia, Australia, New Zealand and Canada. Before joining CDC Software, Mr Hung served as the Managing Director, Australia and Chief Operating Officer (Asia Pacific) for Maximizer Software from 2001 to 2006 (TSX: MAX), overseeing all CRM operations for the company throughout the entire Asia Pacific region. Prior to Maximizer Software, Mr Hung served as Chief Operating Officer (Asia) for Powerlan Limited from 1999 to 2001 (ASX: PWR).

Edmund Lau has served as Vice President, Greater China for CDC Software since January 2007 and is responsible for sales, services and business development in Greater China (Hong Kong, Taiwan and China). Prior to this role, Mr. Lau served as President of Viador from January 2006 to January 2007, a leading provider of web-based business intelligence solutions. At Viador, Mr. Lau also served in senior sales positions that included vice president of worldwide sales from 2003 to 2005 and Vice President of International Sales from 2001 to 2003, where he expanded company sales in Europe and Asia Pacific, particularly in the Greater China area from 1985 to 1990. Mr. Lau had also previously served as General Manager of the China/Hong Kong region for Hamilton/Brighton Technology Ltd., a US-based IT company.

Sean Yu has served as Vice President for Development of CDC Software and Chairman of CDC Software (China) since May, 2004. He is responsible for establishing, expanding and managing the company’s China offshore operations. Prior to joining CDC Software, Mr. Yu held senior positions in the field of supply chain management at Logility and American Software from October 1997 to April 2004. Earlier in his career, from May 1995 to September 1997, he worked at the Harvard Institute for International Development from conducting economic and investment analysis for international and government institutions such as the World Bank, the Asian Development Bank, and the U.S. Department of Energy. Mr. Yu received his M.S. in operations research and M.A. in urban planning from Harvard University.

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

B.	Compensation

Directors

During the fiscal year ended December 31, 2007, we paid our directors compensation (including directors’ fees) an aggregate of $0.3 million and granted them stock appreciation rights with respect to 50,000 Class A common shares, with grant prices ranging between $6.18 and $6.36 per share. Directors are reimbursed for all expenses incurred in connection with each meeting of the board of directors and when carrying out their duties as directors of CDC.

From January 2007 through September 2007, our director compensation structure for our non-executive directors was as follows:

For non-executive directors who are not members of the Audit Committee:

Annual Compensation
Board service	$12,500
Compensation Committee service	$3,750
Nominating Committee service	$3,750
Executive Committee service	$7,500

For non-executive directors who are members of the Audit Committee:

	Annual Compensation
Board service	$25,000
Chairman of Audit Committee	$20,000	*
Audit Committee service (other than chairman)	$15,000	*
Compensation Committee service	$7,500
Nominating Committee service	$7,500
Executive Committee service (other than chairman)	$15,000
Chairman of Executive Committee	$20,000

*

As of October 1, 2007, the fees payable to non-executive members of the Audit Committee for service on the Audit Committee were increased such that: (i) the Chairman of the Audit Committee receives $40,000 per annum; and (ii) members of the Audit Committee (other than the Chairman) receive $30,000 per annum.

Under our director compensation structure, director compensation is not linked to attendance.

Executive Officers

During the fiscal year end December 31, 2007, we paid our executive officers named in Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” as a group compensation (including salary, bonus and other incentives) an aggregate of approximately $4.5 million and granted to them a total of approximately 605,000 stock appreciation rights (SARS) to Class A common shares of CDC Corporation, with exercise prices ranging between $3.99 and $10.36 per share; 1,045,000 options to purchase Class A common shares of CDC Software Corporation, with exercise prices ranging between $13.33 and $21.40; and, 1,310,000, with exercise prices $2.57. All of such options expire in 2014. We have entered into employment agreements with several of the executive officers named in Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management”. In the fiscal year end December 31, 2007, the annual remuneration range of our executive officers named in Item 6.A. “Directors, Senior Management and Employees” (including salary, bonus and other incentives) ranged from $150,000 to $471,000.

Options Held by Directors and Officers

As of December 31, 2007, of the approximately 12,822,678 outstanding options for the purchase of our Class A common shares, our directors and executive officers named in Item 6.A., Directors, Senior Management and Employees – Directors and Senior Management, as a group, held options to purchase a total of approximately 8,107,128 of our Class A common shares. The weighted average exercise price of these options is approximately $4.64 per share. The options granted to such directors and executive officers generally vest 25%, 33-1/3%, 50% or 100% per year on a quarterly basis over a one to four year period, as applicable, commencing immediately upon grant, on the first quarter or first anniversary of the relevant grant. As of December 31, 2007, such directors and executive officers, as a group, held vested options to purchase approximately 3,122,944 Class A common shares. Other than Mr. Yip, none of our directors or executive officers beneficially holds Class A common shares or options to purchase Class A common shares in excess of 1% of our outstanding Class A shares.

Equity and Equity Incentives in Affiliated Companies by Mr. Peter Yip

Equity Interests in CDC Corporation. The following table sets forth information as of December 31, 2007 with respect to Mr. Peter Yip’s beneficial ownership of our Class A common shares, options to purchase Class A common shares and stock appreciation rights.

Name of Director	Number of shares	Number of share options/SARs	Nature of interests/ holding capacity	Appropriate percentage of interests (%)(1)
Peter Yip	16,483,649	5,744,999	Interest of children or spouse(2)	20.8%
Peter Yip	—	90,000	Personal/beneficiary(3)	0.08%

(1)	Based on 106,930,800 shares of CDC Class A common stock outstanding as of December 31, 2007.
(2)	Such amount, includes 16,483,649 Class A common shares and 5,744,999 options/stock appreciation rights (SARs). As of April 30, 2008, APOL held 11,987,253 Class A common shares and 5,744,999 options/SARs (of which 2,387,492 will become exercisable within 60 days of April 30, 2008). APOL is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children. 4,496,396 of such Class A common shares are held by the spouse of Mr. Yip. Mr. Yip holds 90,000 of such options, all of which are exercisable within 60 days of April 30, 2008.
(3)	These options are exercisable within 60 days of December 31, 2007.

Equity Interests in China.com. The following table sets forth information as of December 31, 2007 with respect to Mr. Peter Yip’s beneficial ownership of the ordinary shares of China.com, a 77% owned subsidiary of CDC Corporation that is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. Other than Mr. Yip, none of our directors or executive officers beneficially holds in excess of 1% interest in China.com.

Name of Director	Number of shares	Number of Share options	Nature of interests/ holding capacity	Appropriate percentage of interests (%)(1)
Peter Yip	3,416,000	—	Corporate (2)	0.08%
Peter Yip	900,000	17,000,000	Personal/beneficiary	0.41%
Peter Yip	—	239,356,507	Corporate (3)	5.46%

(1)	Based on 4,381,139,276 shares of China.com issued and outstanding as of December 31, 2007.
(2)	These shares are beneficially owned by Asia Internet Holdings Limited, a company 100% owned by Mr. Yip.
(3)	These share options are held by Asia Pacific Online Limited, or APOL, a company 50% owned by the spouse of Mr. Yip and 50% owned by a trust established for the benefit of Mr. Yip’s spouse and his children.

Equity Incentives Granted by CDC Corporation. The following table sets forth information with respect to options to purchase our Class A common shares or stock appreciation rights (SARs) granted to Mr. Yip, which were outstanding as of December 31, 2007.

				Number of options or stock appreciation rights (SARs)
Name of Director	Date of grant	Exercise price ($)	Exercise period	Balance as at January 1, 2007		Granted during the year	Exercised during the year	Transferred/ cancelled during the year		Balance as at December 31, 2007		Options/SARs vested within 60 days after December 31, 2007
Peter Yip	6/22/1999	3.3750	6/22/2000 – 6/21/2009	60,000		—	—	—		60,000		60,000
	1/9/2001	4.2813	1/9/2001 – 1/8/2011	30,000		—	—	—		30,000		30,000
	6/6/2002	2.8200	6/6/2002 – 6/5/2012	200,000	(1)	—	—	200,000	(3)			—
	6/6/2003	4.9500	6/30/2003 – 6/2/2013	200,000	(1)	—	—	—		200,000	(1)	200,000
	6/16/2003	5.1600	9/16/2003 – 6/15/2013	100,000	(1)	—	—	—		100,000	(1)	100,000
	9/15/2005	2.9940	9/15/2005 – 9/14/2015	50,000	(1)	—	—	50,000	(3)	—		—
	9/15/2005	2.9940	12/15/2005 – 9/14/2015	50,000	(1)	—	—	50,000	(3)	—		—
	10/24/2005	3.2100	10/24/2006 – 10/23/2015	45,000	(1)	—	—	—		45,000	(1)	30,005
	1/3/2006	3.2200	4/3/2006 – 1/2/2013	600,000	(1)	—	—	—		600,000	(1)	350,000
	4/12/2006	3.9900	7/12/2006 – 4/11/2013	2,400,000	(1)	—	—	—		2,400,000	(1)	1,200,000
	4/12/2006	3.9900	2007 (2) – 4/11/2013	2,399,999	(1)	—	—	—		2,399,999	(1)	—

(1)	Such options/SARs were granted to APOL.
(2)	The vesting of such options is contingent upon occurrence of certain events. See Item 7.B. “Major Shareholders and Related Party Transactions, Related Party Transactions—Asia Pacific Online Limited.”
(3)	During the year, in accordance with the Option Transfer Agreement dated July 15, 2005 and Amendment No.1 to Option Transfer Agreement dated October 2, 2007 by and among CDC Corporation, Asia Pacific Online Limited and Mr. Peter Yip, an aggregate of 300,000 options were transferred to C W Chu Foundation, a non-profit organization.

Equity Incentives Granted by China.com. The following table sets forth information with respect to options to purchase ordinary shares of China.com granted to Mr. Yip through December 31, 2007, which were outstanding under China.com’s 2002 share option plan.

			Number of options						Price of China.com’s shares (3)
Name of Director	Date of grant of share options(1)	Exercise price of share options(2) HK$	At January 1, 2007		Granted during the year	Exercised during the year	Lapsed during the year	At December 31, 2007	At grant date of options HK$
Peter Yip	6/5/2003	0.626	4,000,000		—	—	—	4,000,000	—
	10/10/2005	0.630	4,000,000		—	—	—	4,000,000	—
	1/3/2006	0.526	9,000,000		—	—	—	9,000,000	0.526
	8/14/2006	0.445	239,356,507	(4)	—	—	—	239,356,507	0.445

(1)	Except as otherwise set forth in Note 4 below, such options to purchase ordinary shares vest in equal annual installments over a four year period from anniversary of the date of grant.
(2)	The exercise price of such options is subject to adjustment in the case of rights or bonus issues, or other similar changes in China.com share capital.
(3)	The price of China.com shares disclosed as at the date of the grant of the share options is The Stock Exchange of Hong Kong Limited closing price on the trading day immediately prior to the date of the grant of the options.
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

Equity and Equity Incentives in CDC Corporation by Dr. Raymond Ch’ien

Equity Interests in CDC Corporation. The following table sets forth information as of December 31, 2007 with respect to Dr. Raymond Ch’ien’s beneficial ownership of our Class A common shares, options to purchase Class A common shares and stock appreciation rights.

Name of Director	Number of shares	Number of share options/SARs	Nature of interests/ holding capacity		Appropriate percentage of interests (%) (1)
Raymond Ch’ien	1,023,773	130,000	Personal/beneficiary	(2)	1.08%

(1)	Based on 106,930,800 shares of CDC Class A common stock outstanding as of December 31, 2007.
(2)	Of such options, 130,000 options/SARs were exercisable within 60 days of December 31, 2007.

Equity Incentives Granted by CDC Corporation. The following table sets forth information with respect to options to purchase our Class A common shares granted to Dr. Ch’ien, which were outstanding as of December 31, 2007.

				Number of options or stock appreciation rights (SARs)
Name of Director	Date of grant	Exercise price ($)	Exercise period	Balance as at January 1, 2007	Granted during the year	Exercised during the year	Transferred/ cancelled during the year	Balance as at December 31, 2007	Options/SARs vested within 60 days after December 31, 2007
Raymond Ch’ien	6/22/1999	3.3750	6/22/2000 – 6/21/2009	66,667	—	66,667	—	—	—
	10/17/2000	6.8125	1/17/2001 – 10/16/2010	100,000	—	—	—	100,000	100,000
	1/9/2001	4.2813	1/9/2001 – 1/8/2011	30,000	—	—	—	30,000	30,000
	4/27/2001	2.7400	7/27/2001 – 4/26/2011	220,000	—	220,000	—	—	—
	7/13/2001	2.9700	10/13/2001 – 7/12/2011	400,000	—	400,000	—	—	—
	4/27/2005	2.6860	7/27/2005 – 4/26/2015	62,500	—	62,500	—	—	—
	1/1/2006	3.2200	7/1/2006 – 12/31/2015	45,000	—	45,000	—	—	—
	11/9/2007	6.1800	2/9/2009 – 11/8/2014		25,000	—	—	25,000	25,000

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

Shares Subject to 2005 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares, or Shares, which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under our previous equity incentive plan, the 1999 Stock Option Plan, or the 1999 Plan. In November 2007, our shareholders approved an amendment to the 2005 Plan to increase the number of Shares available for future grant by 10.0 million Shares. At December 31, 2007, 3,303,581 Class A common shares of CDC Corporation were outstanding under the 2005 Plan with a weighted average exercise price of approximately $5.23 per share, of which 994,319 options had vested. We currently have an aggregate of 10,674,176 Shares available for future grant under the 2005 Plan and the 1999 Plan.

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

Our directors, executive officers and employees are eligible to receive options under the 1999 Plan. Pursuant to the 1999 Plan, as amended, options may be granted to our directors, executive officers, employees and consultants and the directors, executive officers, employees and consultants of our subsidiaries for the purchase of up to an aggregate of 20.0 million of our Class A common shares, of which 0.6 million remain available for grant under the 1999 Plan. At December 31, 2007, options to purchase 9,519,097 of our Class A common shares of CDC Corporation were outstanding under the 1999 Plan, with a weighted average exercise price of $4.63. Of such outstanding options, 5,342,912 had vested. We currently have an aggregate of 10,674,176 Shares available for future grant under the 2005 Plan and the 1999 Plan.

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

As of March 31, 2008, we had not granted any additional options under the Ross 1998 Incentive Stock Plan.

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

As of December 31, 2007, we had issued 533,103 Class A common shares under the ESPP.

China.com Equity Incentive Plans

China.com has adopted three share option schemes pursuant to which it may issue options to acquire its ordinary shares, par value HK$0.10 per share: (i) the Pre-IPO Share Option Scheme; (ii) the Post-IPO Share Option; and (iii) the 2002 Share Option Scheme. Under these share option schemes, China.com may generally issue options to directors, employees, advisors, consultants, vendors and suppliers. The maximum number of shares which can be granted under the Pre-IPO Scheme and the Post-IPO Scheme must not exceed 10% of the issued share capital of China.com as of the date of the listing of its shares on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange. The maximum number of shares which can be granted under the 2002 Scheme must not exceed 10% of the issued share capital of China.com at the date of approval of the scheme. As of December 31, 2007, the number of shares issuable under the Pre-IPO Scheme, the Post-IPO Scheme and the 2002 Scheme were 11,980,000 shares, 1,279,012 shares and 340,899,322 shares, respectively, which represented approximately 8.1% of the aggregate of China.com’s shares in issue at that date. Pursuant to the Pre-IPO Scheme and the Post-IPO Scheme, no participant shall be granted an option which, if accepted and exercised in full, would result in such a participant’s maximum entitlement exceeding 25% of the aggregate number of shares of China.com subject to such schemes. The maximum number of shares issuable as options to each eligible participant in the 2002 Scheme in any 12 month period shall not exceed, without shareholder approval, 1% of the issued share capital of China.com from time to time. All share options must be exercised within 10 years from the date of grant. The exercise price for options issued under the Pre-IPO Scheme was set at HK$1.88 per share. The exercise price of options issued under the Post-IPO Scheme and the 2002 Scheme is determined by the directors of China.com, but may not be less than the higher of the following:

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

Shares Subject to 2007 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of CDC Software Corporation Class A common shares, or CDC Software Shares, that may be issued pursuant to all awards under the 2007 Plan is 3,750,000. At December 31, 2007 options to purchase 1,975,000 of CDC Software Shares have been granted under the 2007 Plan. The options will vest in equal installments on a quarterly basis over the three year period immediately following the consummation of an initial public offering of CDC Software Shares, and have an expiration date on the seventh anniversary of the date of grant.

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

Maximum Grants. The maximum number of options or share appreciation rights which may be awarded to any grantee during any annual period is 1,000,000 in the aggregate. The maximum number of shares which may be awarded to any grantee during any annual period as restricted shares, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is $0.5 million.

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

Shares Subject to 2007 Games Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Class A common shares of CDC Games Corporation which may be issued pursuant to all awards under the 2007 Games Plan is 3,750,000. At December 31, 2007 options to purchase 1,718,000 of CDC Games Shares have been granted under the 2007 Games Plan. The options will vest in equal installments on a quarterly basis over the three year period immediately following the consummations of an initial public offering of CDC Games Shares, and have an expiration date on the seventh anniversary of the date of grant.

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

Maximum Grants. The maximum number of options or stock appreciation rights which may be awarded to any grantee during any annual period is 1,000,000 in the aggregate. The maximum number of shares which may be awarded to any grantee during any annual period as restricted stock, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is $0.5 million.

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

Except as disclosed herein, there are no family relationships between any of the named directors and executive officers and there are no material arrangements or understandings that exist between any such director or executive officer and CDC pursuant to which any such person was appointed as a director or executive officer of CDC. Mr. Antony Ip, who serves as a director of CDC Games is the son of Peter Yip. For details of such material arrangements or understanding that exist between any of the named directors or executive officers and CDC, see Item 7.B., “Major Shareholders and Related Party Transactions – Related Party Transactions.”

Committees of the Board of Directors

During the fiscal year ended December 31, 2007, our Board of Directors had four standing committees:

•	the executive committee;

•	the audit committee;

•	the compensation committee; and

•	the nominating committee.

The executive committee of the board has been authorized, during any interim period between quarterly meetings of the full board of directors, to act for and in lieu of the full board of directors and to approve of any transaction requiring board approval by the board of directors that does not exceed aggregate consideration to be paid by us of more than $40.0 million in cash and equity, with any equity component not to exceed 1,000,000 Class A common shares.

As of April 30, 2008, Messrs. Ch’ien, Yip, Wong and Clough served on the executive committee, with Mr. Clough serving as chairman.

The audit committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of our annual audit. In addition, since February 2002, the audit committee has reviewed the terms of proposed transactions with related parties in accordance with the terms of our articles of association. Since May 2003, the audit committee has also been responsible for reviewing our compliance with the Sarbanes-Oxley Act. This responsibility includes reviewing documentation of our internal controls and key processes and procedures in order to report on compliance with Section 404, “Management Assessment of Internal Controls”. The Audit Committee is comprised of directors who qualify as an independent director for purposes of the rules and regulations of the Nasdaq Global Market and the Sarbanes-Oxley Act of 2002 and operates under a charter that is compliant with the rules and regulations of the Nasdaq Global Market. As of April 30, 2008, Messrs. Britt, Clough, Wang and Wong serve on the audit committee with Mr. Britt serving as chairman.

The compensation committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers our 2005 Stock Option Plan, our 1999 Stock Option Plan, the Ross 1998 Stock Option Plan and our 2004 Employee Share Purchase Plan. As of April 30, 2008, Messrs. Wong and Wang served on the compensation committee with Mr. Wong serving as chairman.

The nominating committee formulates and reviews appropriate criteria to be used in connection with selection of persons to serve on our board of directors and assesses and recommends nominees for election to our board of directors by shareholders at our annual general meeting. As of April 30, 2008 Messrs. Britt and Wong served on the nominating committee with Mr. Britt serving as chairman.

Subsidiary Boards of Directors

As of April 30, 2008:

•	The Board of Directors of CDC Software was comprised of: Yip Hak Yung, Peter, Carrick John Clough, Wong Kwong Chi, Simon, Wong Sin Just, Wong Chung-kiu, Tam Wai Ho and Francis Kwok-Yu Au.

•	The Board of Directors of CDC Games was comprised of: Yip Hak Yung, Peter, Wang Cheung Yue, Fred, Wong Kwong Chi, Simon, Ip Ren-haw, Antony, Francis Kwok-Yu Au and Dr. Lam Lee G.

•

The Board of Directors of China.com was comprised of: Yip Hak Yung, Peter, Dr. Cheng Loi, Dr. Ch’ien Kuo Fung, Raymond, Fang Xin, Wong Sin Just, Wang Cheung Yue, Fred, Chia Kok Onn, Dr. Lam Lee G and Anson Wang.

D.	Employees

As of December 31, 2007, we had approximately 3,125 full-time, part-time and temporary employees, as compared to 2,839 as of December 31, 2006. Of our 3,125 employees, approximately 1,095 are in professional services and consulting positions, 554 are in sales, marketing and business development positions, 660 are in research and development positions, and 816 are in various finance, back office and administration positions. Further, of such 3,125 persons, approximately 1,164 are employed in the Americas, 410 in Europe, and 1,551 in Hong Kong, the PRC and Asia.

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

Beneficial ownership of our Class A common shares by our directors, senior executive officers and other major shareholders is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to those shares. In computing the number of Class A common shares beneficially owned by a person, and the percentage ownership of that person, Class A common shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 2007 are deemed beneficially owned and outstanding, but such Class A common shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person.

As of April 30, 2008, none of our directors and senior executive officers, except for Mr. Yip and Dr. Ch’ien, beneficially owns more than 1% of our Class A common shares. Mr. Yip is the beneficial owner of approximately 20.9% of our Class A common shares. Dr. Ch’ien is the beneficial owner of approximately 1.08% of our Class A common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a publicly owned corporation, and our Class A common shares are owned by U.S. residents and residents of other countries. As of March 31, 2008, we were not directly owned or controlled by another corporation or by any foreign government, and a total of 625 shareholders of record were U.S. residents holding approximately 80% of our Class A common shares. Holders of our Class A common shares do not have different voting rights.

The following table sets forth information concerning each person known by us who beneficially own 5% or more of our Class A common shares as of April 30, 2008:

	Beneficial Ownership
Shareholder	Shares	Percent*
Asia Pacific Online Limited(1)	22,384,648	20.9
Xinhua News Agency(2)	7,362,734	6.9
Jayhawk China Fund (Cayman) Ltd. (3)	8,981,893	8.4

*	Based on 106,992,519 CDC Corporation Class A common shares outstanding as of March 31, 2008.
(1)	Such amount, includes 16,639,649 Class A common shares and 5,744,999 options/stock appreciation rights (SARs). As of April 30, 2008, APOL held 11,987,253 Class A common shares and 5,744,999 options/SARs (of which 2,387,492 will become exercisable within 60 days of April 30, 2008). APOL is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children. 4,652,396 of such Class A common shares are held by the spouse of Mr. Yip. Mr. Yip holds 90,000 of such options, all of which are exercisable within 60 days of April 30, 2008.
(2)	Xinhua holds our shares through a wholly-owned subsidiary, Golden Tripod Technology Limited.
(3)	Based upon a Schedule 13-G filed jointly by Jayhawk Capital Management, L.L.C., or JCM, Jayhawk China Fund (Cayman) Ltd., or JCF, Buffalo Jayhawk China Fund, or BJCF, and Kent McCarty, with the Securities and Exchange Commission on March 20, 2008, JCF directly owns 8,815,393, or 8.24% of our Class A common shares and BJCF directly owns 166,500, or 0.16% of our Class A common shares. JCM is the manager and investment advisor of both JCF and BJCF, and Mr. McCarthy is the manager of JCM. As a result of the relationship of Mr. McCarthy to JCM and JCM to JCF and BJCF, each of Mr. McCarthy, JCM and JCF may be deemed to have shared power to vote, or direct the vote of, and dispose, or direct the disposition of, the Class A common shares as held by JCF and BJCF representing an aggregate of 8,981,893 Class A common shares, or 8.4%.

For a discussion of risks associated with the holdings of our major shareholders, see Item 3.D., “Key Information – Risk Factors – Risks Relating to Our Class A Common Shares”.

B.	Related Party Transactions

BBMF Group Inc. In January 2007, we entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which we provided a US$3.0 million loan to BBMF, for working capital purposes and to accelerate the business expansion of the BBMF group of companies. In January 2008 all principal amounts outstanding together with interest accrued thereon was converted into common shares of BBMF Group Inc. In addition, in December 2007, CDC Games entered into a purchase agreement with an existing shareholder of BBMF Inc. to purchase 346,800 shares of BBMF, Inc. for aggregate consideration in the amount of $6.8 million. Under the purchase agreement, CDC Games transferred $6.8 million to an escrow account in December 2007. The share purchase was completed by CDC Games in January 2008. Subsequent to CDC’s investment, BBMF, Inc. distributed all of the shares of BBMF Group, Inc. held by it to its shareholders on a pro rata basis and BBMF, Inc. Currently, CDC Games directly owns approximately 20.8% of BBMF Group, Inc.

BBMF Group Inc. is owned 16.03% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of CDC Corporation. In addition, Mr. Antony Ip serves as the chairman and a director of BBMF. Antony Ip is the son of Peter Yip. In addition, Mr. Ip serves as a director of CDC Games.

Golden Tripod. For the year ended December 31, 2005, 2006 and 2007, we paid management fees of approximately $77,000, $77,000 and $44,870, respectively, to Golden Tripod Limited, an entity affiliated with Xinhua, one of our major shareholders, for the provision of general management services to us, including consultancy fees of consultants provided by Golden Tripod Limited.

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

Employment Agreements

CDC Corporation

Michael Latimore. In April 2007, CDC Corporation entered into an employment agreement with Mr. Latimore. Under the terms of the employment agreement, either party may terminate Mr.Latimore’s employment agreement upon three months advance written notice. If Mr.Latimore is terminated without cause, he is entitled to a severance payment equal to six months salary.

Timothy Coen. In April 2008, Ross Systems, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Coen. Under the terms of the employment agreement, either party may terminate Mr. Coen’s employment upon three (3) months’ advance notice in writing, and Ross Systems may terminate Mr. Coen’s employment for cause. In the event Ross Systems terminates Mr. Coen’s employment without cause, he is entitled to his base compensation for a period of three (3) months with an additional one (1) month of base compensation for each year of service up to a maximum of twelve (12) months, after such termination.

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

James McDevitt. In May 2007, Ross Systems, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. McDevitt. Under the terms of the employment agreement, either party may terminate Mr. McDevitt’s employment at any time with or without notice, and Ross Systems may terminate Mr. McDevitt’s employment for cause. In the event Ross Systems terminates Mr. McDevitt’s employment without cause, he is entitled to his base compensation for a period of three (3) months with an additional one (1) month of base compensation for each year of service up to a maximum of twelve (12) months, after such termination.

Frank Hung. In December 2006, Praxa Limited, one of our wholly owned subsidiaries, entered into an employment agreement with Mr. Hung. Under the terms of the employment agreement, either party may terminate Mr. Hung’s employment upon three (3) calendar months’ advance notice in writing; provided, however, that we may terminate Mr. Hung’s employment immediately at any time for cause.

Alan MacLamroc. In March 20, 2007, Ross Systems, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. MacLamroc. Under the terms of the employment agreement, either party may terminate Mr. MacLamroc’s employment at any time with or without notice, and Ross Systems may terminate Mr. MacLamroc’s employment for cause.

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

Oscar Pierre. In January 1997, Ross Systems Iberica, S.L. one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Pierre. Under the terms of the employment agreement, either party may terminate Mr. Pierre employment upon three (3) calendar months advance notice in writing, and in the event that Ross Systems Iberica, S.L. terminates Mr. Pierre’s employment without cause or Mr. Pierre resigns for good reason (as described in his employment agreement), he is entitled to one (1) year gross salary in addition to a potential sum of one (1) year gross salary in relation to Mr. Pierre’s non-complete obligations.

Bruce Cameron. In June 2004, Pivotal Corporation, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. Cameron. Under the terms of the employment agreement, either party may terminate Mr. Cameron’s employment upon ninety (90) days’ advance notice in writing, and Pivotal Corporation may terminate Mr. Cameron’s employment for cause. In the event Pivotal Corporation terminates Mr. Cameron’s employment without cause, he is entitled to his base compensation for a period of three (3) months after such termination.

Edmund Lau. In November 2006, CDC Software entered into an employment agreement with Mr. Lau. Under the terms of the employment agreement, either party may terminate Mr. Lau’s employment by giving no less than three months’ notice in writing. After one year of service, if Mr. Lau’s employment is terminated for any reason other than cause, Mr. Lau is entitled to four months’ written notice by the company. After a second year of service, Mr. Lau is entitled to one additional month written notice by the company for each additional year thereafter, up to a maximum of 12 months at 9 years of employment.

William Geist. In October 2006, CDC Software entered into an employment agreement with Mr. Geist. Under the terms of the employment agreement, either party may terminate Mr. Geist’s employment by giving one months’ notice in writing to the other party.

C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2007 commencing on page F-1 of this Annual Report.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A common shares have been quoted on NASDAQ under the symbol “CHINA” since our IPO on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. The following table sets forth, for the years indicated, the high and low closing prices per share as reported on NASDAQ. On December 31, 2007, the closing price for our Class A common shares on NASDAQ was $4.87 per share.

	Closing prices
	High	Low
	(in U.S. dollars per share)
2003:
Annual	14.46	2.73

2004:
Annual	12.65	4.05

2005:
Annual	4.48	2.40

2006:
First quarter	4.89	3.19
Second quarter	4.82	3.95
Third quarter	5.91	3.95
Fourth quarter	9.50	5.50
Annual	9.50	3.19

2007:
First quarter	10.94	8.48
Second quarter	9.54	7.89
Third quarter	9.84	6.93
Fourth quarter	8.51	3.74
Annual	10.94	3.74

Past six calendar months:
December 2007	5.98	3.74
January 2008	4.56	3.64
February 2008	4.16	3.72
March 2008	3.97	3.53
April 2008	4.14	3.45
May 2008	3.68	3.31

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following description of the terms and provisions of our amended and restated memorandum and articles of association, as amended, is qualified in its entirety by reference to such documents which are attached as exhibits to this Annual Report on Form 20-F.

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

Rights, Preferences and Restrictions of Ordinary Shares

Dividends. The holders of ordinary shares are entitled to such dividends as may be declared by our board. At our annual general meeting held on November 15, 2007 our shareholders approved an amendment to our amended and restated memorandum and articles of association to permit the board of directors, without the approval of shareholders, to declare and pay dividends of assets held by us.

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

Profits. Our profits may be distributed to shareholders as dividends, as determined by our board.

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

Cayman First Tier. In September 2003, we acquired a majority interest in IMI, an international provider of software to the supply chain management sector principally across Europe and the United States, by acquiring 51% of IMI’s holding company, Cayman First Tier, or CFT, in exchange for $25.0 million to subscribe for new shares in Cayman First Tier. Symphony Technology Group, a Palo Alto, California based venture capital company, held the remaining 49% in Cayman First Tier.

In November 2003, CFT loaned $25.0 million to Symphony to provide Symphony with additional capital to fund future Symphony investments. The loan was secured by Symphony’s 49% holding in IMI (through CFT). Principal and interest on the Symphony Note were due and payable in full in November 2007.

In November 2007, we, CFT and Symphony entered into a letter agreement whereby all amounts due and payable to CFT pursuant to the $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.

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

Shenzhen KK Technology. In June 2005, a subsidiary of China.com acquired 100% of the shares in Shenzhen KK Technology, an MVAS service provider in the PRC that participates in the WAP business. The total cash consideration was $2.9 million.

JRG Software Inc. In January 2006, CDC Software acquired the assets of JRG, a provider of on-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS). In connection with the acquisition, we made an advance payment of $25,000 plus a closing payment of $0.4 million. In addition, to the closing payment, we made a hold back payment of $0.1 less post-closing adjustments.

Horizon Companies. In February 2006, we acquired, through our 51%-owned subsidiary, Software Galeria, certain assets of Horizon Companies related to the provision of outsourced IT support and consulting services. Under the terms of the asset purchase agreement, we paid $0.6 million in cash at closing and paid an additional $0.6 million of cash consideration in installments during 2006. We also agreed to pay additional cash consideration of $1.0 million in 2006 and 2007 in the event 2006 EBITDA and 2007 EBITDA generated from the purchased assets was, in each such year, at least $1.35 million. Additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 EBITDA and 2008 EBITDA is less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. In addition, we agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event that certain conditions are met including, but not limited to, the EBITDA generated from the purchased assets exceeding specified targets during each of 2006, 2007 and 2008. As of June 2008, we have not issued any portion of such equity interest. However, if we issue the sellers any equity in the future, the sellers shall have the right to put their equity interest back to us between April 2009 and April 2011 at a fixed valuation.

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

c360 Solutions Incorporated. In April 2006, we acquired 100% of the shares of c360 Solutions Incorporated, a provider of add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform. Under the terms of the stock purchase agreement, we paid $1.25 million of cash and issued 50,000 of our unregistered Class A common shares at closing. In addition, we paid $0.9 million of additional cash consideration in January 2007 and paid $0.9 million of additional cash consideration in October 2007. We also agreed to issue to the sellers an additional 50,000 of our unregistered Class A common shares every three months through the twenty-one month anniversary of closing. Through March 31, 2008, an additional 400,000 of our unregistered Class A common shares have been issued. In addition, we have agreed to issue up to an aggregate of an additional 150,000 of our unregistered Class A common shares between the twenty-four and thirty-three month anniversary of closing in the event c360 achieves certain revenue targets and, as of June 2008, we have issued 50,000 of such 150,000 shares. Approximately $0.5 million of the purchase price is subject to adjustment for breaches of representations and warranties.

OST International, Inc. In June 2006, we acquired 100% of the shares of OST International, Inc., an outsourced IT support and consulting services provider. Under the terms of the stock purchase agreement, we paid $3.0 million in cash at closing. In addition, we agreed to issue to the selling shareholder $0.3 million of our unregistered Class A common shares prior to June 15, 2008 and agreed to issue an additional $0.2 million of our unregistered Class A common shares prior to June 15, 2009. We also agreed to pay additional cash consideration in the amounts of $0.3 million and $0.4 million in the event 2007 adjusted earnings before interest, income taxes, depreciation and amortization, or EBITDA, and 2008 EBITDA for OST International is $1.35 million and $1.45 million, respectively. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 EBITDA and 2008 EBITDA are less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties.

DB Professionals, Inc. In June 2006, we acquired 100% of the shares of DB Professionals, Inc., an outsourced IT support and consulting services provider. Under the terms of the share purchase agreement, as amended, we paid $8.5 million in cash at closing, $0.4 million within 90 days of closing and agreed to pay additional cash consideration of $1.4 million in installments based upon excess cash available in DBPI’s bank account. We also agreed to pay additional cash consideration in the amount of $1.4 million in the event 2007 EBITDA for DB Professionals, Inc. is $2.5 million, subject to upward and downward adjustment, in the event 2007 EBITDA is less than or greater than the targeted EBITDA amount. In March 2007, we entered into an addendum to our stock purchase agreement pursuant to which, among other things, we accelerated the payment of the second cash installment payable to the sellers and provided for certain tax-related elections to be made by the sellers. In August 2007, we entered into a second addendum to our share purchase agreement under which we agreed to accelerate the third tranche payment by paying an aggregate of $1.25 million in four installments ending in November 2007.

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

MVI Holdings Limited. In October 2006, we acquired 100% of the shares of MVI Holdings Limited, a provider of real-time performance management solutions for the food and beverage, pharmaceuticals and chemicals industries. Under the terms of the stock purchase agreement, we paid approximately $6 million at closing, subject to various adjustments. In addition, we agreed to pay up to a maximum of $12 million of additional consideration based upon the revenues of MVI between the first and twelfth months, thirteenth through twenty fourth months, and twenty fifth through thirty sixth months following the closing. Revenues must exceed $6 million during each twelve month period for any additional consideration to be payable for that period. Certain payments comprising the consideration paid or payable in connection with our acquisition of the shares of MVI are required to be made in the form of notes issued or to be issued to certain shareholders of MVI. As such, in October 2007, we issued an aggregate of $0.9 million in loan notes. Any such additional consideration payments are subject to adjustment in the event of breaches of representations and warranties, and various other adjustments.

Internal Restructuring Agreement. In December 2006, we completed our plans for an internal restructuring of CDC Games under which CDC Games was moved from within China.com to become a direct business unit of CDC Corporation. A part of this restructuring, 17game was also transferred to CDC Games. The independent shareholders of China.com, presented in person or by proxy at China.com’s shareholders meeting, approved the restructuring. In connection with the restructuring, CDC Games entered into a stock purchase agreement whereby it acquired all issued and outstanding shares of its common stock from China.com for a purchase price of $110 million. Of such amount, $50 million was paid in cash at closing and $60 million was funded through CDC Games’ issuance of a note bearing interest at 5% per annum, due June 28, 2008. This note was paid in full in June 2008. Additionally, CDC Games agreed to pay up to an additional $25 million, subject to adjustment, to China.com in the event it completes a successful listing of its shares on certain recognized stock exchanges before December 29, 2007 and its market capitalization on such exchange or exchanges is greater than $110 million during such time. In connection with the restructuring, a valuation was performed by an independent appraisal firm. The additional consideration payments are also subject to holdback in the event of breaches of representations and indemnified liabilities.

Vis.align, Inc. In December 2006, we acquired Vis.align, Inc., an enterprise solutions and IT services company, via merger. Under the terms of the merger agreement, we paid approximately $6.5 million of cash at closing, subject to various adjustments. In addition, we agreed to pay up to a maximum of $5.7 million of additional consideration based upon 2007 and 2008 revenues. Revenues must exceed $20 million during each annual period for any additional consideration to be payable for that period. Any additional consideration may be paid 60% in the form of cash and 40% in the form of our unregistered Class A common shares. The additional consideration payments are also subject to holdback in the event of breaches of representations and warranties, and various other adjustments. As of June 2008, no additional consideration has been paid with respect to this acquisition.

BBMF Group Inc. In January 2007, we entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which we provided a US$3.0 million loan to BBMF, for working capital purposes and to accelerate the business expansion of the BBMF group of companies. In January 2008 all outstanding principal amounts outstanding together with interest accrued thereon was converted into common shares of BBMF Group Inc. In addition, in December 2007, CDC Games entered into an agreement with an existing shareholder of BBMF Inc. to purchase 346,800 shares of BBMF, Inc. Subsequent to CDC’s investment, BBMF, Inc. distributed all of the shares of BBMF Group, Inc. held by it to its shareholders on a pro rata basis and BBMF, Inc. Currently, CDC Games directly owns approximately 20.8% of BBMF Group, Inc.

Respond Group Ltd. In February 2007, we acquired 100% of the shares of Respond Group Limited, a provider of enterprise class complaints, feedback and customer service solutions. Under the terms of the share purchase agreement, we paid approximately $15 million of cash at closing, subject to various adjustments. In addition, we agreed to pay up to a maximum of $14 million of additional consideration based upon 2007, 2008 and 2009 revenues. Revenues must exceed $12 million during each annual period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional compensation payments are subject to holdback in the event of breaches of representations and warranties, and various other adjustments. As of June 2008, no additional consideration has been paid with respect to this acquisition.

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

Ion Global (BVI) Limited. In August 2007, we entered into four separate agreements to sell the principal assets of our Ion Global business for pre-tax consideration of $9.0 million. Under the terms of the agreements, we agreed to sell (i) the assets related to the internet consulting services and website design and development business of Ion Global (California) Inc., (ii) substantially all of the assets of Ion Global Limited, (iii) all of the issued and outstanding shares of Ion Global Korea Ltd. held by Ion Global (BVI) Ltd., and (iv) the “Ion Global” trademark.

Vectra. In May 2007, our subsidiary, Praxa Limited, completed the acquisition of a majority interest in Vectra Corporation, a provider of information security consulting services, managed services and enterprise security solutions. Under the terms of a share purchase agreement, we paid approximately $0.1 million in cash at closing for such majority interest in Vectra.

Guangzhou Optic Communications Co., Ltd. In July 2007, CDC Games completed the acquisition of Guangzhou Optic Communications Co., Ltd, or Optic, through the acquisition of its entire issued share capital. Optic is an online games publisher in China with several online game titles including Shaiya, Mir III and Eve Online. Under the terms of the transaction documents, we paid approximately RMB 100.0 million cash consideration, with RMB 10.0 million being paid for the registered capital of a related wholly-owned foreign enterprise and RMB 30.0 million being paid for the registered capital of Optic. At the time of the transaction, Optic owed a total debt of RMB 193.0 million to a related party in the original shareholders’ group. We repaid RMB 60.0 million of the debt on behalf of Optic as part of the cash consideration of the transaction. The remaining debt amounted to RMB 133.0 million. The shares of Optic are owned by three PRC employees of CDC Games who own 34%, 33% and 33% each.

Catalyst International, Inc. In September 2007, we entered into an agreement to acquire through a merger Catalyst International, Inc., which has two business segments: (i) provision of integrated supply chain execution software that manages the physical movement and storage of goods at or between locations, facilitates information and product flow in an extended supply chain network and provides an analysis of execution and process activities, and (ii) a SAP consulting practice for customers running the SAP R/3 or mySAP.com platforms. Catalyst believes that their solution allows its customers to optimize the performance of their enterprise supply chains. Under the terms of the agreement, we agreed to pay up to $29.5 million, with $25 million in cash paid at closing and $4.5 million placed into escrow for a 24 month period and subject to holdback in the event of breaches of representations and warranties and other adjustments.

Assets of PlanTec Pty Ltd. In July 2007, our subsidiary, Praxa Limited, completed the acquisition of certain assets of PlanTec, a provider of information technology services to a broad range of industries including health, retail, telecommunications, waste management, transportation, state and federal governments in Australia. Under the terms of the purchase agreement, we paid approximately $0.6 million in cash at closing. In addition, we agreed to pay additional consideration payable in 2008 and 2009 based upon earnings before interest and tax performance with an additional incentive payable in the event PlanTec achieves its forecast results for 2008 and 2009. If PlanTec achieves its forecast results, the total additional consideration payable to PlanTec would be approximately $1.2 million.

Snapdragon. In October 2007, our subsidiary, Praxa Limited, completed the acquisition of Snapdragon Consulting Pty. Ltd., an information service provider focused on Microsoft CRM based in Australia. Under the terms of the share purchase agreement, we paid approximately $0.3 million at closing. In addition, we agreed to pay additional consideration payable in 2008 and 2009 based upon consolidated earnings of Snapdragon before interest income and interest expenses and income tax, but after amortization and depreciation. If Snapdragon achieves its forecast results, the total additional consideration payable would be approximately $1.4 million.

Integrated Solutions Limited (“ISL”). In March 2008, we announced that we had completed our acquisition of a 51 percent stake in ISL, a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. Under the terms of a subscription agreement and a stock purchase agreement with ISL, certain of its subsidiaries and other sellers, we paid approximately $0.8 million at closing for our majority interest in ISL.

Inter-Company Promissory Note and Modification Agreement. In April 2008, CDC Games Corporation and China.com Capital Ltd., or CCL, a wholly owned subsidiary of China.com entered into a modification agreement for the purpose of: (i) extending the maturity date of a promissory note in the principal amount of $60.0 million by and between CDC Games and CCL from the initial maturity date of June 28, 2008 to June 28, 2010, and (ii) including us as a guarantor of the promissory note.

The effectiveness of the modification agreement was conditioned upon China.com obtaining the approval of its minority shareholders. At an extraordinary general meeting of China.com held on May 27, 2008, the minority shareholders, by way of poll, rejected the proposal to ratify the modification agreement. As a result, the modification agreement lapsed automatically and did not become effective.

In June 2008, we determined that the execution of the modification agreement had constituted an event of default as defined in those certain 3.75% Senior Exchangeable Convertible Notes due 2011 issued by us in November 2006 for the aggregate principal amount of $168.0 million, or the Convertible Notes. The Convertible Notes provide that, following an event of default, payment of all or a portion of any amounts due thereunder may be accelerated and become due and payable immediately upon delivery of a written notice of acceleration to us, unless such event of default shall have been cured by us prior to the delivery of such acceleration notice. Accordingly, for the period from April 2, 2008 (the date we entered into the modification agreement) through May 27, 2008 (the date upon which the minority shareholders disapproved of the modification agreement and it lapsed automatically, such lapse having cured the event of default), any or all of the Convertible Notes could have been called by the noteholders and become due and payable immediately. However, we did not receive any written acceleration notice from any of the noteholders during this period as required under the Convertible Notes. Therefore, the event of default that existed from April 2, 2008 through May 27, 2008 under the Convertible Notes has been fully cured, and under the express terms of the Convertible Notes none of the noteholders has any current or continuing right to deliver an acceleration notice to us as a result of those past events.

On June 27, 2008, China.com declared and paid a cash dividend to its shareholders in the aggregate amount of $74.1 million. Of such amount, approximately $57.5 million was paid to us and the remaining $16.6 million was paid to the independent minority shareholders of China.com. On June 27, 2008, we transferred an aggregate of $64.5 million to CDC Games. CDC Games subsequently paid CCL the entire balance of $64.5 million of principal and interest due and payable under the promissory note.

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

Passive Foreign Investment Company Status

In General. We do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2007, based upon our analysis of: (1) our assets held at the end of each quarter of our taxable year ending December 31, 2007, and (2) our income for our taxable year ended December 31, 2007. However, the PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules. There can be no assurance that the IRS will not successfully contend, or that a court would not otherwise conclude, that we are a PFIC. Accordingly, prospective investors are strongly urged to consult with their tax advisor as to the effects of the PFIC rules.

Further, the PFIC determination is made annually, and therefore may be subject to change in future years. Thus, we can provide no assurance that we will not be classified as a PFIC in 2008 and beyond. However, we will take steps to reduce the possibility of being a PFIC for 2008 and beyond. The determination of whether we would become a PFIC in a future tax year would be principally based upon:

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

We have made our 2005, 2006 and 2007 PFIC annual information statements and other PFIC-related information available under a link entitled “Tax Information” under the “Investor Relations” section on our corporate website which you may access at . Information contained on our website does not constitute a part of this Annual Report.

Transfer Reporting Requirements

Under recently promulgated regulations, a U.S. holder, including a tax exempt entity, that purchases Class A common shares for cash will be required to file an IRS Form 926 or similar form with the IRS, if (1) the U.S. holder owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of us, or (2) the purchase, when aggregated with all purchases made by that U.S. holder, or any related person thereto, within the preceding 12 month period, exceeds $0.1 million. If a U.S. holder fails to file any such required form, the U.S. holder could be required to pay a penalty equal to 10% of the gross amount paid for the Class A common shares, subject to a maximum penalty of $0.1 million, except in cases involving intentional disregard. You should consult your tax advisors with respect to this or any other reporting requirement which may apply with respect to their acquisition of the Class A common shares.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. As such, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file an Annual Report on Form 20-F no later than six months after the end of our fiscal year, which is December 31. Copies of the this Annual Report on Form 20-F and its accompanying exhibits, as well as reports and other information, when filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may access the Securities and Exchange Commission’s Web site at http://www.sec.gov. Our Class A common shares are listed for trading on NASDAQ under the symbol “CHINA”. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Market risk is the risk related to adverse changes in market prices of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business. In addition, we are exposed to investment risks due to our substantial investment holdings of available-for-sale debt securities. Our market risk exposure categories at December 31, 2007 are the same as the categories at December 31, 2006. Our quantitative exposures within those categories at December 31, 2007 have decreased from the exposures at December 31, 2006. Certain risks (namely, interest rate and credit risk) have also decreased due to lower balances of securities in 2007. The amount of the carrying value on our “available for sale” investments is the same as the fair value because we have marked our investments to market at the end of the period (through Accumulated Other Comprehensive Income when gains/losses are deemed to be temporary and through the Income Statement when losses are deemed to be other than temporary). Investments that are held to maturity are stated at their original cost and gains/losses are not recognized in the Income Statement until they are realized.

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our short-term and long-term available-for-sale debt securities. We are most vulnerable to changes in short-term U.S. interest rates. In general, when interest rates change, the price of a fixed-coupon bond changes in the opposite direction. Thus, when interest rates increase, a bond’s value drops. If we were to sell securities under such adverse interest rate conditions, we could lose some of our principal. Historically, the fluctuation in value of our debt portfolio has not exceeded 5% although there can be no guarantee that our portfolio will not undergo greater fluctuations in the future.

As of December 31, 2006 and 2007, we had invested $153.4 million and $153.4 million, respectively, in fixed and variable rate debt securities which are denominated in US dollars. At December 31, 2006, our debt securities balances included $30.5 million of restricted debt securities set aside as collateral pursuant to $18.7 million in drawdowns under our credit and repurchase facilities. At December 31, 2007, our debt securities balances included $30.9 million of restricted debt securities set aside as collateral pursuant to $30.0 million in drawdowns under our credit and repurchase facilities.

The following table sets forth information as of December 31, 2007 about our debt security investments that are sensitive to changes in interest rates:

	Expected Maturity Dates
	2008	2009	2010	2011	Total
	(in thousands of U.S. dollars, except percentages)
Debt securities:
Unsecured	$74,595	—	—	—	$74,595
Fixed Rate	3.03%-4.125%	—	—	—	—
Secured	—	—	—	—	—
Fixed rate	—	—	—	—	—

Total	$74,595	—	—	—	$74,595

Foreign Exchange Risk. Most of our monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, Hong Kong dollars, RMB, and U.S. dollars. We do not use derivatives to hedge against foreign currency fluctuations. As exchange rates in these currencies vary, our revenues and operating results, when translated, may be adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the year ended December 31, 2007 was not material. All of our debt securities are US-dollar denominated and therefore not subject to foreign currency risk. However, as long as we continue to rely on US-dollar denominated interest income for a significant portion of our cash flows and use this to support our operations, any material depreciation of the U.S. dollar against currencies of the countries where we have operations might have a negative effect on our cash flows.

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

While all of our current investments in debt securities are believed to be investment grade, there can be no assurance that the issuers of those securities will not default on their obligations or their ratings will remain investment grade. A debt security may remain an investment grade instrument, but events such as those listed above could cause the value of that debt security to decline. In such an instance, we would suffer either an actual loss if we sell the debt security, a mark to market loss in the statement of operations if the decline in fair market value is deemed to be other-than-temporary, or a loss in accumulated other comprehensive loss if the decline is not other-than-temporary. For the year ended December 31, 2007, we recorded approximately $2.2 million in accumulated other comprehensive loss in the shareholder’s equity account in our consolidated balance sheet as a result of declines in value.

We are exposed to the risk of default by the issuers of our debt securities. We can quantify the risk by dividing our debt securities portfolio into the four primary risk categories based on the Standard and Poor’s credit ratings of the debt issuers as of December 31, 2007. Even if an issuer did not default, but the market perceives an increased likelihood of a default, we may suffer a principal loss if we sell a debt security of such issuer under unfavorable market circumstances. The table below sets forth the value of our debt securities as of December 31, 2006 and 2007 as categorized based on ratings assigned to our debt securities by each of Standard & Poor’s and Moody’s Investors Service.

Rating (Standard & Poor’s) Rating (Moody’s Investors Service)	AAA Aaa	AA Aa2	A A2	BBB Baa2	Total
	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2006
Moody’s Investors Service	114.4	—	—	39.0	153.4
Standard & Poor’s	114.4	—	—	39.0	153.4

Rating (Standard & Poor’s) Rating (Moody’s Investors Service)	AAA Aaa	AA Aa2	A A2	BBB Baa2	Total
	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2007
Moody’s Investors Service	74.6	—	—	—	74.6
Standard & Poor’s	74.6	—	—	—	74.6

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

Risks Related to the Collateralized Line of Credits. We have a collateralized credit facility in place with Standard Chartered Bank. As of December 31, 2007, we have a balance outstanding on this line of credit of $30.0 million. This credit facility creates the following three primary risks for us:

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

Equity Price Risk

As of December 31, 2007, we had $3.9 million invested in shares of publicly listed companies. The table below presents the carrying amounts and fair values of our investment in shares of publicly listed companies, which are held for non-trading purposes. The amount of the carrying value is the same as the fair value, because we have marked to market the carrying amount of our investments as at the end of the period.

	December 31, 2006		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
Available-for-sale equity securities (in millions)	$3.5	$3.5	$3.9	$3.9

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Disclosure Controls and Procedures

Management, under the supervision and with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Act), as of the end of period covered by this report. Management concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were not effective primarily because of the identification of material weaknesses in our internal control over financial reporting, which we view as an integral part of our disclosure controls and procedures. In addition, our disclosure controls and procedures not relating to internal control over financial reporting were not sufficiently documented and were not designed to require all accounting and financial employees, and other corporate employees with specific knowledge of, or responsibility for, other disclosures to complete quarterly certifications (management representations).

Based on a number of factors, including our internal review that identified revisions to our previously issued financial statements, efforts to remediate the material weaknesses in internal control over financial reporting described below, and the performance of additional procedures by management designed to ensure the reliability of our financial reporting, we believe that the consolidated financial statements in this report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

We have reviewed and implemented additional disclosure controls and procedures. We intend to implement an enhanced quarterly certification (management representation) process that is expected to include not just the signoff by executive management and the business unit executives, but also by managers of the corporate finance departments, senior leadership at the corporate office and other business and finance employees who are significantly involved in the financial reporting process. These new processes is expected to help ensure Company employees at various levels make full and complete representations concerning, and assume accountability for, the accuracy and integrity of our financial statements and other public disclosures.

Attached as exhibits to this Annual Report on Form 20-F are certifications of our CEO and CFO, which are required by Rule 13a-14 of the Act. This Disclosure Controls and Procedures section includes information concerning management’s evaluation of disclosure controls and procedures referred to in those certifications and, as such, should be read in conjunction with the certifications of the CEO and CFO.

Management’s Report on Internal Control over Financial Reporting

CDC Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officer and effected by CDC Corporation’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, utilizing the criteria described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007. That assessment identified the following control deficiencies as of December 31, 2007, that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis.

Financial Statement Close and Reporting

Management has concluded that a material weakness exists in documentation and procedures relating to the financial statement close process that result in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected.

Specific control deficiencies identified relating to the financial statement close process include:

•

Lack of policy, procedures, and controls including review and approval procedures to ensure that financial statements for external purposes are prepared in accordance with generally accepted accounting principles including periodic in-depth review of the proper application of generally accepted accounting principles to the specific facts and circumstances of each of our businesses;

•	Lack of adequate controls and procedures to mitigate the risks associated with decentralized accounting operations and systems;

•	Lack of adequate policies and procedures with respect to journal entries and account reconciliations, including insufficient supporting detail and inconsistent evidence of management review; and

•	Lack of sufficient personnel with appropriate skills and experience to properly prepare journal entries and account reconciliations and to do so in a timely manner.

These control deficiencies related to the financial statement close process affect all of our significant accounts. As a result of these control deficiencies, management recorded material adjustments to the financial statements during the year ended December 31, 2007. These control deficiencies could result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

Income Taxes

Management has also concluded that a material weakness exists in accounting for income taxes that results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected.

Specific control deficiencies identified relating to the accounting for income tax process include:

•

Lack of procedures and controls related to the preparation and review of the tax provision designed to ensure that our deferred tax provision and deferred tax asset and liability balances are accurate and determined in accordance with generally accepted accounting principles; and

•	Lack of sufficient personnel with appropriate skills and experience to properly account for income taxes in accordance with generally accepted accounting principles.

These control deficiencies could result in a misstatement of the tax provision and deferred tax asset and liability balances that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

Treasury Management

Management has concluded that a material weakness exists in the management of our investments and other treasury related activities that result in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected. This limits our ability to effectively manage risk in the treasury/capital transactions component of our strategy and could result in unexpected losses and adjustments to the carrying value of investments and derivatives employed by us.

Specific control deficiencies identified relating to the treasury management process include a lack of sufficient personnel with appropriate skills and experience to adequately assess and monitor the accounting, economics, performance and risks related to complex treasury transactions.

The above material weakness resulted in the temporary event of default on our $168 million Convertible Notes as disclosed in Footnote 11 of Notes to Consolidated Financial Statements.

Because of the material weaknesses described above, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria in “Internal Control—Integrated Framework” issued by the COSO. The attestation report of our independent registered public accounting firm is included in Part III, Item 18. “Financial Statements” of this report under the captions entitled “Report of Independent Registered Public Accounting Firm”.

Change in Internal Control over Financial Reporting

Management has taken the following steps during 2007 to begin the remediation process:

•	Hired a Chief Accounting Officer and additional accounting staff with the technical accounting skill to comply with generally accepted accounting principles.

•

Increased accounting resources in November 2007 to assist the accounting group in beginning the remediation process on the material control weaknesses noted above and to improve the timeliness and quality of account reconciliations in preparation for the year end reporting process.

•

Redesigned the account reconciliation process has been redesigned to provide better support for account balances and to ensure all significant accounts are reconciled as a part of the year end close process.

•	Increased detailed reviews of account balances with additional accounting staff to compensate for the control weaknesses identified.

•	Improved our consolidation process to help ensure complete and accurate accounting for all entities.

Remediation activities are underway but have not been fully implemented.

Remediation Steps to Address Material Weaknesses

Our executive, regional and financial management are committed to achieving and maintaining a strong control environment. In addition, management remains committed to the process of developing and implementing improved corporate governance and compliance initiatives. Our management team has been actively working on remediation efforts, as discussed above, to address the material weaknesses, as well as other identified areas of risk. In 2008, we have taken the following additional steps to remediate our material weaknesses:

•	Hired a Vice President of Tax.

•	Assigned acting Treasurer duties to lead finance person located in Hong Kong.

Management has applied the above remediation steps and incorporated substantive review procedures during the year end financial statement close process to compensate for the control weaknesses relating to reporting the financial results as of December 31, 2007.

Prospectively, the company intends to undertake further efforts to remediate the control weaknesses identified, including:

•

We are in the process of developing, and/or clarifying existing accounting policies related to estimates involving significant management judgments, as well as other financial reporting areas. The new policies are intended to focus on ensuring appropriate review and approval, define minimum documentation requirements, establish objective guidelines to minimize the degree of judgment in the determination of certain accruals, enforce consistent reporting practices, and enable effective account reconciliation, trend analyses, and exception reporting capabilities.

•	We plan to hire additional tax personnel and a full time treasurer to help address the material weakness in these areas.

•

We plan to make further additions to our accounting staff to allow for an improved process of month end account reconciliations that includes a more timely reconciliation processes with enhanced review processes of significant accounts and accounting entries including income taxes.

•

We plan to complete the consolidation of our entities into geographical centers to leverage our technical accounting resources and to reduce the complexity in our month end consolidation process by eliminating duplicative accounting processes and to leverage the use of a common general ledger and financial reporting system.

•	We are planning to have our regional controllers take the following steps to improve internal control over financial reporting:

•	Conducting reviews of accounting processes to incorporate technology improvements to strengthen the design and operation of controls;

•	Formalizing the process, analytics, and documentation around the monthly analysis of actual results against budgets and forecasts conducted within the accounting and finance departments;

•	Improving quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review; and

•	Formalizing and expanding the documentation of our procedures for review and oversight of financial reporting.

We intend to continue to monitor our internal controls and our progress on the remediation steps identified above and, if further improvements or enhancements are identified, take steps to implement such improvement or enhancements.

We believe the measures described above, once designed and operating effectively, will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional remediation measures or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

Inherent Limitations over Internal Controls

Our system of controls is designed to provide reasonable, not absolute, assurance regarding the reliability and integrity of accounting and financial reporting. Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. These inherent limitations include the following:

•	Judgments in decision-making can be faulty, and control and process breakdowns can occur because of simple errors or mistakes.

•	Controls can be circumvented by individuals, acting alone or in collusion with each other, or by management override.

•

The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

•	Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures.

•	The design of a control system must reflect the fact that resources are constrained, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Deloitte & Touche LLP served as our independent registered public accounting firm for the fiscal year ended December 31, 2006 and 2007 and Ernst & Young served as our independent public accountant for the fiscal year ended December 31, 2005, for which audited financial statements appear in this Annual Report on Form 20-F. Our auditor is ratified annually by our shareholders at the Annual General Meeting.

(a) Audit Fees. Aggregate audit fees billed were $2.0 million in fiscal 2006 and $2.7 million in fiscal 2007. Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries.

(b) Audit-Related Fees. Aggregate audit-related fees billed were $4.6 in fiscal 2006 and $2.9 million in fiscal 2007. Audit-related fees consist of fees billed for attestation services that are not required by statue or regulation, fees related to audits and registration statements of subsidiaries in connection with the subsidiary securities filings and consultation concerning financial accounting or that are traditionally performed by the external auditor.

(c) Tax Fees. Aggregate tax fees billed were $15,000 in fiscal 2006 and $47,116 in fiscal 2007. Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(d) All Other Fees. The aggregate of all other fees was nil in fiscal 2006 and $70,000 in fiscal 2007.

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

(2) Percentage of Services Approved by the Audit Committee

During fiscal 2007, all of the fees for services provided to us by Deloitte & Touche LLP described in each of paragraphs (b) through (d) above were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of rule 2-01 of Regulation S-X. Fees were approved either by general or specific approval, as described in paragraph (e)(1) above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)(2)	(b) Average Price Paid Per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1)
January 1, 2007 to January 31, 2007	—	—	—	$32,106,250
February 1, 2007 to February 28, 2007	—	—	—	$32,106,250
March 1, 2007 to March 31, 2007	40,000	$8.96	40,000	$31,748,009
April 1, 2007 to April 30, 2007	738,000	$9.12	738,000	$25,016,704
May 1, 2007 to May 31, 2007	575,000	$8.70	575,000	$20,016,586
June 1, 2007 to June 30, 2007	51,000	$8.32	51,000	$19,592,019
July 1, 2007 to July 31, 2007	1,500	$8.47	1,500	$19,579,319
August 1, 2007 to August 31, 2007	141,000	$8.21	141,000	$18,420,669
September 1, 2007 to September 30, 2007	996,600	$7.36	671,050	$13,483,873
October 1, 2007 to October 31, 2007	—	—	—	$13,483,873
November 1, 2007 to November 30, 2007	366,000	$6.31	—	$13,483,873
December 1, 2007 to December 31, 2007	60,000	$3.96	—	$13,483,873
TOTAL	2,969,200	—	2,217,650	$13,483,873

(1)	Unless otherwise specified, all information contained in this Annual Report, including share and per share data, reflects the two-for-one share splits approved by our shareholders as of each of December 6, 1999 and April 28, 2000, respectively, and effective as of the close of trading on the Nasdaq Global Market (“NASDAQ”) on December 13, 1999 and May 8, 2000, respectively.
(2)	Such purchases of our Class A common shares by us during our fiscal year ended December 31, 2007 were made pursuant to Rule 10b5-1 plans or programs approved by our board of directors. On November 10, 2005, our board of directors approved a share repurchase program for up to $20.0 million of our shares and we announced such program on that date. In May 2006, our board of directors approved, and we announced on May 2, 2006, the extension of our existing repurchase program until the earlier of April 30, 2007 or the completion of all repurchases thereunder. On July 26, 2006, we announced that our existing share repurchase program was nearing completion and that our board of directors had approved a repurchase program for an addition $20.0 million of our shares, which expired in July 2007. However, on May 25, 2007 we announced that our board of directors approved an increase of $20.0 million to our share repurchase program and we entered into a new plan which was set to expire in May 2008. In May 2008, we entered into a new plan which is set to expire on May 2009. We have also entered into 10b5-1 trading plans to facilitate the repurchase of our common shares during trading blackout periods through pre-arrangements with a broker based upon specified guidelines and parameters set forth in the trading plan.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2007 on pages F-1 to F-86 of this Annual Report.

ITEM 19.	EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. ^

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software Corporation 2007 Stock Incentive Plan. yy

2(a).6	CDC Games Corporation 2007 Stock Incentive Plan. yy

2(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. yy

2(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. yy

2(b).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. yy

2(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. yy

4(a).1	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. ****

4(a).2	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. ****

4(a).3	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. yy

4(a).4	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. yy

4(a).5	Addendum No. 2 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of August 30, 2007. ^

4(a).6	Share Purchase Agreement dated as of July 25, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).7	Amendment to Share Purchase Agreement dated as of October 5, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).8	Amendment to Share Purchase Agreement dated as of November 9, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).9	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. yy

4(a).10	Guaranty Agreement dated as of October 6, 2006 by CDC Corporation. yy

4(a).11	Stock Purchase Agreement by and between CDC Games Corporation and China.com Corp., Limited, dated as of November 11, 2006. yy

4(a).12	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. yy

4(a).13	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. yy

4(a).14	Share Sale and Purchase Agreement dated as of December 17, 2007 by and between CDC Games Corporation and Nikko Antfactory K.K. ^

4(a).15	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. yy

4(a).16	Merger Agreement dated as of April 16, 2007 by and among CDC Software Inc., CDC Merger Sub, Inc., Saratoga Systems Inc., Mark R. Elconin and Alvin W. Smith. yy

4(a).17	Master Framework Agreement dated as of June 29, 2007 by and among Bonarich Enterprises, Ltd., CDC Corporation and CDC Games Holdings Limited. ^

4(a).18	Asset Purchase Agreement dated as of August 1, 2007 by and among Chinadotcom Strategic, Inc., CDC Software Corporation and Carat Korea Co., Ltd. ^

4(a).19	Share Purchase Agreement dated as of August 1, 2007 by and among Ion Global (BVI) Ltd., CDC Software Corporation and Group Carat (Nederland) BV. ^

4(a).20	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. ^

4(a).21	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. ^

4(a).22	Merger Agreement dated as of September 4, 2007 by and among CDC Software Corporation, CI Acquisition Corporation, Catalyst International, Inc., Comvest Investment Partners II LLC, CLYS Holdings, LLC, Terrance L. Mealey, Peter Knight, William G. Nelson, John Gorman, Nigel Davies and S. Michael Godshall. ^

4(a).23	Letter Agreement dates as of November 13, 2007 by and among Symphony Technology II-A, L.P. Cayman First Tier and Chinadotcom Capital Limited. ^

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Amendment No. 1 to Option Transfer Agreement dated as of October 2, 2007 by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. ^

4(c).4	Termination and Release Agreement by and between CD Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).5	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. y

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. ^

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte & Touche LLP. ^

15(a).2	Consent of Deloitte Touche Tohmatsu. ^

15(a).3	Consent of Ernst & Young. ^

15(a).4	Consent of Deloitte Touche Tohmatsu CPA Ltd. relating to Equity Pacific Limited. ^

15(a).5	Audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006. ^

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
yy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on July 2, 2007.
^	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 30th day of June, 2008.

CDC CORPORATION
(Registrant)

By:	/s/ Peter Yip
Peter Yip
Chief Executive Officer

INDEX TO EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. ^

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software Corporation 2007 Stock Incentive Plan. yy

2(a).6	CDC Games Corporation 2007 Stock Incentive Plan. yy

2(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. yy

2(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. yy

2(b).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. yy

2(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. yy

4(a).1	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. ****

4(a).2	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. ****

4(a).3	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. yy

4(a).4	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. yy

4(a).5	Addendum No. 2 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of August 30, 2007. ^

4(a).6	Share Purchase Agreement dated as of July 25, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).7	Amendment to Share Purchase Agreement dated as of October 5, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).8	Amendment to Share Purchase Agreement dated as of November 9, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).9	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. yy

4(a).10	Guaranty Agreement dated as of October 6, 2006 by CDC Corporation. yy

4(a).11	Stock Purchase Agreement by and between CDC Games Corporation and China.com Corp., Limited, dated as of November 11, 2006. yy

4(a).12	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. yy

4(a).13	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. yy

4(a).14	Share Sale and Purchase Agreement dated as of December 17, 2007 by and between CDC Games Corporation and Nikko Antfactory K.K. ^

4(a).15	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. yy

4(a).16	Merger Agreement dated as of April 16, 2007 by and among CDC Software Inc., CDC Merger Sub, Inc., Saratoga Systems Inc., Mark R. Elconin and Alvin W. Smith. yy

4(a).17	Master Framework Agreement dated as of June 29, 2007 by and among Bonarich Enterprises, Ltd., CDC Corporation and CDC Games Holdings Limited. ^

4(a).18	Asset Purchase Agreement dated as of August 1, 2007 by and among Chinadotcom Strategic, Inc., CDC Software Corporation and Carat Korea Co., Ltd. ^

4(a).19	Share Purchase Agreement dated as of August 1, 2007 by and among Ion Global (BVI) Ltd., CDC Software Corporation and Group Carat (Nederland) BV. ^

4(a).20	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. ^

4(a).21	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. ^

4(a).22	Merger Agreement dated as of September 4, 2007 by and among CDC Software Corporation, CI Acquisition Corporation, Catalyst International, Inc., Comvest Investment Partners II LLC, CLYS Holdings, LLC, Terrance L. Mealey, Peter Knight, William G. Nelson, John Gorman, Nigel Davies and S. Michael Godshall. ^

4(a).23	Letter Agreement dates as of November 13, 2007 by and among Symphony Technology II-A, L.P. Cayman First Tier and Chinadotcom Capital Limited. ^

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Amendment No. 1 to Option Transfer Agreement dated as of October 2, 2007 by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. ^

4(c).4	Termination and Release Agreement by and between CD Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).5	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. y

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. ^

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte & Touche LLP. ^

15(a).2	Consent of Deloitte Touche Tohmatsu. ^

15(a).3	Consent of Ernst & Young. ^

15(a).4	Consent of Deloitte Touche Tohmatsu CPA Ltd. relating to Equity Pacific Limited. ^

15(a).5	Audited financial statements of Equity Pacific Limited for the five months ended December 31, 2004 and the full year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006. ^

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
yy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on July 2, 2007.
^	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

CDC Corporation

We have audited CDC Corporation and subsidiaries' (the "Company's") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: (1) lack of adequate policies, procedures, documentation and personnel in certain aspects of the financial statement close and reporting Process, (2) inadequate personnel and procedures in the preparation and review of the income tax provision and related deferred tax balances and (3) insufficient personnel with appropriate skills and experience to adequately assess and monitor the accounting, economics, performance and risks related to complex treasury transactions. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and this report does not affect our report on such consolidated financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated June 30, 2008 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 123R, “Share Based Payment” and the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

CDC Corporation

We have audited the accompanying consolidated balance sheets of CDC Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CDC Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 19, the Company adopted Statement of Financial Accounting Standards No. 123 (R), “Share Based Payment,” effective January 1, 2006.

As discussed in Notes 2 and 15, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2008 expressed an adverse opinion on the Company's internal control over financial reporting because of three material weaknesses.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

CDC Corporation

We have audited the accompanying consolidated statements of operations, cash flows and shareholders’ equity of CDC Corporation and subsidiaries for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of China.com Inc., an 81% owned subsidiary, and its subsidiaries for the period ended December 31, 2005 which statements reflect total revenue constituting 17.7% of the related 2005 consolidated total. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for China.com Inc. and its subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of CDC Corporation and subsidiaries and their cash flows for the year ended December 31, 2005, in conformity with United States generally accepted accounting principles.

As more fully described in Note 2, the Company restated its consolidated financial statements for the year ended December 31, 2005.

/s/ Ernst & Young

Hong Kong

June 20, 2006, except for the restatement described in Note 2, as to which the date is July 2, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of China.com Inc.:

We have audited the consolidated statements of operations, cash flows and stockholders’ equity and comprehensive income of China.com and subsidiaries (the “Company”) for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows for the year ended December 31, 2005 of the Company in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE TOUCHE TOHMATSU

Certified Public Accountants

Hong Kong

June 16, 2006

CDC Corporation

CONSOLIDATED BALANCE SHEETS

(in thousands U.S. dollars, except share and per share data)

	December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$223,548	$142,218
Restricted cash	1,996	9,066
Accounts receivable (net of allowance of $5,373 and $8,688 in 2006 and 2007, respectively)	64,437	87,612
Note receivable	25,000	—
Available-for-sale securities	14,401	47,631
Restricted available-for-sale securities	—	30,867
Restricted held-to-maturity securities	30,504	—
Deferred tax assets	5,061	3,423
Prepayments and other current assets	18,525	22,930

Total current assets	383,472	343,747

Property and equipment, net	9,540	19,659
Goodwill	205,050	215,783
Intangible assets, net	104,069	132,605
Available-for-sale securities	112,045	28,526
Investments under cost method	217	12,315
Deferred tax assets	34,689	44,576
Other assets	8,351	6,390

Total assets	$857,433	$803,601

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$26,903	$28,571
Purchase consideration payables	5,626	4,192
Income tax payable	4,202	2,145
Accrued liabilities	36,787	50,549
Restructuring accruals, current portion	2,411	2,807
Short-term debt	18,991	33,892
Deferred revenue	46,033	67,989
Deferred tax liabilities	1,641	942

Total current liabilities	142,594	191,087

Deferred tax liabilities	16,041	28,496
Convertible notes	167,645	174,905
Restructuring accruals, net of current portion	3,599	482
Other liabilities	419	12,396

Total liabilities	330,298	407,366

Minority interests	72,512	37,411

Contingencies and commitments

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 114,092,737 and 117,416,475 shares issued as of December 31, 2006 and 2007, respectively; 106,401,376 and 106,930,800 shares outstanding as of December 31, 2006 and 2007, respectively	28	28
Additional paid-in capital	692,143	713,096
Common stock held in treasury; 7,691,361 and 10,485,675 shares at December 31, 2006 and 2007, respectively	(32,102)	(54,646)
Accumulated deficit	(217,290)	(324,828)
Accumulated other comprehensive income	11,844	25,174

Total shareholders’ equity	454,623	358,824

Total liabilities and shareholders’ equity	$857,433	$803,601

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2005	2006	2007
Revenue:
CDC Software
Licenses	$38,541	$46,260	$62,044
Maintenance	59,144	63,252	86,585
Consulting Services	61,119	64,825	86,862
Hardware	—	—	2,769
Global Services
Licenses	—	—	3,235
Consulting services	42,686	66,484	103,723
Hardware	—	—	3,819
CDC Games	—	26,780	33,596
China.com	8,995	10,064	11,409
Mobile Services and Applications	34,389	31,863	8,342

Total revenue	244,874	309,528	402,384

Cost of revenue:
CDC Software
Licenses	(12,278)	(13,417)	(18,531)
Maintenance	(9,335)	(9,161)	(11,623)
Consulting Services	(46,457)	(51,211)	(66,994)
Hardware	—	—	(1,678)
Global Services
Licenses	—	—	(3,143)
Consulting Services	(27,168)	(45,943)	(77,389)
Hardware	—	—	(3,603)
CDC Games	—	(10,631)	(20,108)
China.com	(3,449)	(4,095)	(4,283)
Mobile Services and Applications	(15,262)	(13,004)	(4,757)

Total cost of revenue	(113,949)	(147,462)	(212,109)

Gross profit	130,925	162,066	190,275

Operating expenses:
Sales and marketing expenses	(47,611)	(59,313)	(76,513)
Research and development expenses	(22,788)	(19,981)	(23,836)
General and administrative expenses	(56,608)	(65,948)	(95,733)
Amortization expenses	(6,084)	(8,315)	(12,657)
Restructuring and other charges	(1,667)	(4,874)	(9,056)
Goodwill impairment	—	—	(71,096)

Total operating expenses	(134,758)	(158,431)	(288,891)

Operating income (loss)	(3,833)	3,635	(98,616)

Other income (expenses):
Interest income	8,156	10,680	13,386
Interest expense	(1,257)	(3,038)	(9,086)
Gain on disposal of available-for-sale securities	525	344	514
Gain on disposal of subsidiaries and cost investments	483	3,087	561
Impairment of available-for-sale securities	—	—	(13,497)
Gain (loss) on change in fair value of derivatives	—	531	(5,996)
Share of earnings (losses) in equity investees	(1,172)	975	—

Total other income (expense)	6,735	12,579	(14,118)

Income (loss) before income taxes	2,902	16,214	(112,734)
Income tax expense	(4,957)	(3,062)	(10,850)

Income (loss) before minority interests	(2,055)	13,152	(123,584)
Minority interests in (income) loss of consolidated subsidiaries	(1,409)	(2,312)	18,551

Income (loss) from continuing operations	(3,464)	10,840	(105,033)

Discontinued operations:
Loss from operations of discontinued subsidiaries	(47)	—	—
Loss on disposal/dissolution of discontinued subsidiaries, net	(3)	—	—

Net income (loss)	$(3,514)	$10,840	$(105,033)

Basic earnings (loss) per share from continuing operations	$(0.03)	$0.10	$(0.98)

Diluted earnings (loss) per share from continuing operations	$(0.03)	$0.10	$(0.98)

Basic and diluted earnings (loss) per share	$(0.03)	$0.10	$(0.98)

Diluted earnings (loss) per share	$(0.03)	$0.10	$(0.98)

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands U.S. dollars, except share and per share data)

	Years Ended, December 31,
	2005	2006	2007
OPERATING ACTIVITIES:
Net (loss) income	$(3,514)	$10,840	$(105,033)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	1,409	2,312	(18,551)
Loss (gain) on disposal of property and equipment	(1,179)	137	233
Gain on disposal of available-for-sale securities	(525)	(344)	(514)
Gain on disposal of subsidiaries and cost investments	(483)	(3,087)	(561)
Bad debt expense	1,450	2,890	5,695
Amortization of intangible assets in cost of revenue	7,154	9,687	17,041
Amortization of intangible assets in operating expenses	6,084	8,315	12,657
Depreciation	3,866	4,385	6,233
Stock compensation expenses	1,421	7,700	8,451
Share of (income) losses in equity investees	1,172	(975)	—
Impairment of available-for-sale securities	—	—	13,497
Unrealized (gain) loss on investment securities	—	—	—
Deferred provision for income taxes	3,698	(1,082)	5,500
Goodwill impairment	—	—	71,096
Restructuring and other charges	1,667	4,874	9,954
Interest (income) expense	(390)	273	1,264
Fair market value adjustment of derivative instruments	—	(531)	5,996
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(6,474)	(9,292)	(14,188)
Deposits, prepayments and other receivables	1,210	(6,353)	(1,825)
Other assets	(1,500)	306	(6,408)
Accounts payable	(1,375)	2,732	(5,313)
Accrued liabilities	(5,345)	1,571	(703)
Deferred revenue	3,822	4,347	4,661
Income tax payable	(561)	1,567	(1,801)
Other liabilities	341	(943)	1,903

Net cash provided by operating activities	11,948	39,329	9,284

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(15,537)	(33,428)	(89,466)
Purchases of property and equipment	(3,730)	(4,403)	(12,515)
Purchases of cost investments	(3,500)	—	(16,023)
Purchases of available-for-sale securities	—	(43,067)	(7,037)
Capitalized software	(7,802)	(13,067)	(9,948)
Purchases of games licenses	—	(420)	(10,079)
Proceeds from disposal of available-for-sale securities and cost investments	31,728	43,473	44,859
Proceeds from disposal of property and equipment	4,315	—	1,273
Proceeds from disposal of subsidiaries	1,140	—	7,017
Decrease (increase) in restricted cash	2,000	(110)	(7,070)

Net cash provided by (used in) investing activities	8,614	(51,022)	(98,989)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	1,052	8,512	12,178
Proceeds from bank loans	5,075	—	33,792
Repayment of bank loans	(42,480)	(45,987)	(18,700)
Proceeds from sale of convertible notes	—	168,000	—
Debt issuance costs	—	(3,460)	—
Proceeds of purchase note agreements	—	38,700	—
Purchases of treasury stock	—	(28,070)	(22,544)

Net cash provided by (used in) financing activities	(36,353)	137,695	4,726

Effect of exchange differences on cash	(696)	3,827	3,649

Net increase (decrease) in cash and cash equivalents	(16,487)	129,829	(81,330)
Cash and cash equivalents at beginning of year	110,206	93,719	223,548

Cash and cash equivalents at end of year	$93,719	$223,548	$142,218

Interest paid	$955	$592	$6,504
Income taxes paid	$695	$1,988	$5,268
Non-cash activities:
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	$54	$741	$921

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares (’000)	Common shares	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive income (loss)
Balance at December 31, 2004	110,893	$28	$673,476	$(4,067)	$(224,616)	$5,155	$449,976	$—
Exercise of employee stock options	282	—	583	—	—	—	583	—
Employee stock purchase plan	178	—	469	—	—	—	469	—
Issuance of shares for acquisitions	12	—	54	—	—	—	54	—
Reissuance of treasury stock for non-cash transactions	—	—	—	35	—	—	35	—
Stock compensation expenses on options granted	—	—	1,421	—	—	—	1,421	—
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	(2,534)	(2,534)	(2,534)
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	217	217	217
Foreign currency translation adjustments	—	—	—	—	—	(355)	(355)	(355)
Less: reclassification adjustment for losses, net of gains and income taxes included in net loss	—	—	—	—	—	146	146	146
Net loss for the year	—	—	—	—	(3,514)	—	(3,514)	(3,514)

Comprehensive loss	—	—	—	—	—	—		$(6,040)

Balance at December 31, 2005	111,365	$28	$676,003	$(4,032)	$(228,130)	$2,629	$446,498

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares (’000)	Common shares	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive income (loss)
Balance at December 31, 2005	111,365	$28	$676,003	$(4,032)	$(228,130)	$2,629	$446,498	$—
Exercise of employee stock options	2,401	—	7,963	—	—	—	7,963	—
Employee stock purchase plan	161	—	549	—	—	—	549	—
Issuance of shares for acquisitions	166	—	741	—	—	—	741	—
Purchase of treasury stock	—	—	—	(28,070)	—	—	(28,070)	—
Stock compensation expenses on options granted	—	—	6,887	—	—	—	6,887	—
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	681	681	681
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	11	11	11
Foreign currency translation adjustments	—	—	—	—	—	8,528	8,528	8,528
Less: reclassification adjustment for losses, net of gains and income taxes included in net loss	—	—	—	—	—	(5)	(5)	(5)
Net income for the year	—	—	—	—	10,840	—	10,840	10,840

Comprehensive income	—	—	—	—	—	—		$20,055

Balance at December 31, 2006	114,093	$28	$692,143	$(32,102)	$(217,290)	$11,844	$454,623

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares (’000)	Common shares	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive income (loss)
Balance at December 31, 2006	114,093	$28	$692,143	$(32,102)	$(217,290)	$11,844	$454,623	$—
Exercise of employee stock options	2,926	—	11,121	—	—	—	11,121	—
Employee stock purchase plan	192	—	1,057	—	—	—	1,057	—
Issuance of shares for acquisitions	205	—	921	—	—	—	921	—
Purchase of treasury stock	—	—	—	(22,544)	—	—	(22,544)	—
Stock compensation expenses on options granted	—	—	7,854	—	—	—	7,854	—
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	2,215	2,215	2,215
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	(270)	(270)	(270)
Foreign currency translation adjustments	—	—	—	—	—	11,835	11,835	11,835
Less: reclassification adjustment for losses, net of gains and income taxes included in net loss	—	—	—	—	—	(450)	(450)	(450)
Cumulative effect adjustment due to adoption of FIN 48	—	—	—	—	(2,505)	—	(2,505)	—
Net loss for the year	—	—	—	—	(105,033)		(105,033)	(105,033)

Comprehensive income	—	—	—	—	—	—	—	$(91,703)

Balance at December 31, 2007	117,416	$28	$713,096	$(54,646)	$(324,828)	$25,174	$358,824

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS OPERATIONS

CDC Corporation (together with its subsidiaries, the “Company” or “CDC”), with facilities in the People’s Republic of China (“PRC”), North America, Europe and Australia, is a global enterprise software and new media company. The Company was incorporated in the Cayman Islands in June 1997 as a limited liability company.

The Company offers products and services to customers in Hong Kong, Taiwan and the PRC (the “Greater China”) and other parts of Asia, Australia, New Zealand, North America, South America, the United Kingdom and the rest of Europe. The Company has the following operating segments:

•	Software. The Company offers a broad range of software solutions for mid-sized enterprises. The software suite includes Enterprise Resource Planning (“ERP”), Customer Relationship Management (“CRM”), Supply Chain Management (“SCM”), Order Management Systems (“OMS”), Human Resources and Payroll Management (“HRM”) and Business Intelligence (“BI”) products.

•	Global Services. The Company’s global services offering includes information technology services, eBusiness consulting, web development and outsourcing in Hong Kong, Australia, and the United States of America (the “U.S.”), and a marketing database and marketing support service offered principally in Australia and New Zealand. The Company’s global services companies provide program management, outsourcing services, application development and ongoing support services using a wide range of technologies.

•	CDC Games. The Company’s online games business is principally engaged in the development and operation of online games in the PRC.

•	China.com. The Company’s internet and media business encompasses a range of businesses, including a portal network, and a Singapore-based travel trade publisher and trade exhibition organizer.

•	Mobile Services and Applications (“MVAS”). The Company’s mobile services and applications business provides news and mobile applications services targeting the consumer market in China. It offers wireless services including Short Message Service (“SMS”), Interactive Voice Response (“IVR”), Multimedia Message Service (“MMS”) and Wireless Application Protocol (“WAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries that are not considered variable interest entities and all variable interest entities for which the Company is the primary beneficiary (Note 14), after eliminations of all intercompany accounts, transactions and profits.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

(c)	Cash and Cash Equivalents

The Company considers all cash held in banks and investments with an original maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in Note 5, none of the Company’s cash and cash equivalents are restricted as to withdrawal or use.

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

The Company capitalizes computer software product development costs incurred in developing a product once technological feasibility has been established, and capitalization of product software development costs stops once the product is available for general release to customers. The Company evaluates realizability of the capitalized amounts based on expected revenue from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, the Company expenses the remaining capitalized amounts. The amortization of such costs is computed as the greater of the amount calculated based on (i) the ratio of current product revenue to projected current and future product revenue or (ii) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, the Company expenses the costs of such development because the impact of capitalizing such costs would not be material.

(f)	Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), requires companies to test goodwill for impairment on an annual basis or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value. SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life should not be amortized, but instead tested separately for impairment using a fair value based approach. All other intangible assets are amortized over their estimated useful lives.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The Company’s intangible assets represent trademarks and trade names, uniform resource locators (“URLs”), software applications and programs, customer base and contracts, and business licenses and partnership agreements. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or the undiscounted cash flows method. The estimated useful lives of these intangible assets are as follows:

Trademarks	Indefinite
Trade names	3 to 5 years
URLs	20 years
Software applications and programs	3 to 7 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

The Company evaluates the long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Other than the impairment of the intangible assets related to the MVAS and Games segments (Note 4), the Company did not record any impairment for the year ended December 31, 2007.

The Company tests goodwill and intangible assets with indefinite useful lives for impairment utilizing a combination of valuation techniques including the expected present value of future cash flows approach. The Company performed its annual goodwill and indefinite lived intangible assets test on December 31 as required by SFAS 142 and determined that there was no impairment for the years ended December 31, 2005 and 2006. Other than the impairment of the goodwill related to the MVAS segment of $71,096 (Note 9), the Company did not record any impairment for the year ended December 31, 2007.

(g)	Investments

Debt and equity investments designated as available-for-sale securities are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale securities are reported in accumulated other comprehensive income (loss) and as a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary (“OTT”) on available-for-sale securities are included in gain (loss) on disposal of investments and impairment of investments, respectively, in the Company’s consolidated statements of operations. Gains or losses on the sale of investments and amounts reclassified from accumulated other comprehensive income (loss) to the consolidated statements of operations are computed based upon specific identification. Interest on securities classified as available-for-sale securities is included in interest income. See Note 7 for a further discussion of the Company’s OTT impairment on its collateralized debt obligations (“CDOs”).

Debt investments where the Company has the positive intent and ability to hold the securities to maturity are designated as held-to-maturity securities and are stated at amortized cost.

When determining whether an impairment of investments exists or a decline in the value of an available-for-sale or held-to-maturity security is OTT, the Company evaluates evidence to support a realizable value in excess of the current market price for the securities. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the current and expected financial condition of the investment’s issuer, and the Company’s investment intent.

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

Long-lived assets (other than goodwill and indefinite lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset (other than goodwill and indefinite lived intangible assets) exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset. As discussed in Note 4, the Company recognized impairment of $4,213 related to CDC Games license fee assets during the year ended December 31, 2007.

(i)	Foreign Currency Translation

The financial statements of the Company’s foreign operations have been translated into the United States dollar (“U.S. dollar”) from their local functional currencies in accordance with SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, all assets and liabilities are translated at year end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income, but are accumulated and reported as a component of shareholders’ equity as accumulated other comprehensive income (loss). Realized and unrealized gains and losses, which result from foreign currency transactions, are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long term investment nature which are reported as translation adjustments. The Company considers itself to be permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly, no realized and unrealized gains and losses from foreign currency translation of investments in foreign subsidiaries are included in the Company’s consolidated income statements for any year presented.

During the years ended December 31, 2005, 2006 and 2007, $380, Nil and Nil, respectively, were reclassified from cumulative foreign currency translation adjustment and included in the consolidated statement of operations as a result of the sale or liquidation of an investment in a foreign operation.

(j)	Advertising Expenses

Advertising expenses are charged to expenses when incurred and are included in general and administrative expenses in the accompanying consolidated statement of operations. For the years ended December 31, 2005, 2006 and 2007, advertising expenses totaled $5,050 , $10,573 and $6,573 , respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(k)	Shipping and Handling

Shipping and handling costs are included in cost of revenue in the accompanying consolidated statements of operations for all periods presented. Shipping and handling costs are not separately billed to customers.

(l)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In some circumstances, the Company recognizes revenue on arrangements that contain certain acceptance provisions when it has historical experience that the acceptance provision is perfunctory. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Such provisions are calculated after considering relevant historical data.

The specific literature that the Company follows in connection with its revenue recognition policy includes the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue Recognition” (“SAB 104”), the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables,” EITF 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” and in certain instances EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).

In addition to these basic criteria, there are specific revenue recognition policies for each major stream of revenue by reportable segment.

Software

Revenue from the sale of software products often includes a combination of software licenses, consulting and integration services, and the provision of training and maintenance services.

Consulting and integration services consist of programming, installation and implementation services. Vendor Specific Objective Evidence (“VSOE”) of fair value for each of the above noted elements are determined as follows:

Software. The Company does not sell software or software licenses to its customers on a stand-alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. According to this method, the Company measures the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the VSOE of fair value of the undelivered elements. The amount allocated to the software license is calculated by subtracting the VSOE of fair value for maintenance, consulting and integration services, and training services from the total arrangement fee in accordance with paragraph 12 of SOP 97-2. For those agreements that provide for significant services or custom development that are essential to the software’s functionality, the software

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of Accounting Research Bulletin (“ARB”) No. 45, “Long-Term Construction-Type Contracts,” and SOP 81-1.

When software licenses incorporating third-party software products are sold or sold with third-party products that complement the software, the Company recognizes the gross amount of sales of third-party products as revenue in accordance with EITF 99-19.

In addition, the Company offers its customers hosting services for some of its products. Under these subscription-based contracts, revenue is recognized ratably over the contract period commencing, when the product has been installed. Revenue from hosting services is included in licenses line items in the accompanying consolidated financial statements.

Consulting, Integration Services and Training. Consulting and integration services include programming, installation and implementation of the software products. VSOE of fair value for programming, consulting and integration services and for training services, respectively, is determined based on transactions where such services are rendered on a stand-alone basis to customers.

Historically, a substantial majority of the Company’s stand-alone programming, consulting and integration services and stand-alone training services are priced within a narrow range of the median value of the stand-alone sales. Variation in pricing for such services is due to differences in transaction volume and type of arrangement (beta site versus established sites). VSOE of fair value for consulting, integration and training services is established by region by an analysis of stand-alone sales of services over the preceding one year period. In a multiple-element arrangement, if the stated rates for such services fall outside of the established VSOE of fair value, then revenue from the delivered elements is deferred accordingly and recognized as the services are delivered, assuming all other criteria for revenue recognition have been met.

Many of the Company’s software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from these arrangements are accounted for separately from new software license revenue because the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenue for consulting services is recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. Contracts with fixed or “not to exceed” fees are recognized on a proportional performance basis.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer-specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services. This revenue is classified together with license revenue and was not significant in any year presented.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Maintenance. VSOE of fair value for maintenance services is determined based on the contractual renewal rate. The maintenance renewal rates are always priced based on a percentage of the software license fee. Maintenance renewal rates as percentage of license fee is set at a fixed rate for each geographical area in which the Company operates. Maintenance renewal rates may be different for the same basic product sold in different geographical areas due to different market variables such as competitors’ pricing and distribution channels. Substantially all maintenance renewals are priced at a standard percentage of software license fees and therefore the Company determined that it has established a VSOE of fair value for maintenance. The Company’s policy and business practice is for customers to renew their maintenance services at the stated rate indicated in the contract. Revenue related to maintenance is deferred and recognized ratably over the terms of the maintenance agreements, which are normally one year.

Arrangements with Value-added Resellers (“VARs”) and Distributors. The Company enters into software license arrangements with certain established VARs in which the VARs agree to sell the Company’s software to end-users. In the vast majority of these arrangements, the VARs are obligated to pay the Company only as and if sales are made to the end-users. The fee received is calculated on a stipulated percentage of the individual sales earned by the VARs which is stated in the sales contract. Pursuant to SOP 97-2, the fee relating to VARs transactions is not fixed or determinable until the software is sold by the VARs to the end users. Consequently, the Company does not recognize any revenue for VARs transactions until all of the criteria specified under paragraph 8 of SOP 97-2 are met; this point coincides with the sell-through to the end-users because at that point, the Company has persuasive evidence of an arrangement (a signed contract with VARs), the fee is fixed or determinable, delivery has occurred, and collection is reasonably assured. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. The Company does not typically earn any portion of fees for services provided by the distributor to the end-user. The Company earns maintenance fees based upon an agreed-upon percentage of the maintenance fees that the distributor earns from the end-user.

VARs have a sole discretion and responsibility to determine and negotiate the sales price of the Company’s software with the end-users. VARs are also responsible for billing and collecting from the end-users and assume all credit risks.

Global Services

The Company provides design and development services which encompass eBusiness consulting, development of mobile phone interfaces and web development services, and the modification, re-configuration, and testing of customers’ information systems to enhance customers’ internal financial reporting systems to customer specifications. These projects are priced on a fixed fee basis. Customers’ needs and specifications are documented in the statement of work which is attached to the agreement. For such arrangements, the Company is able to make reasonable estimates based on the Company’s historical experience with similar transactions, and with the total costs, fees and progress to completion. The vast majority of these agreements do not include customer acceptance provisions. The Company recognizes revenue for these projects using the percentage of completion method in accordance with SOP 81-1. For arrangements containing customer-specific acceptance clauses, the Company accounts for revenue based on the completed contract method by deferring the recognition of revenue until it obtains formal acceptance due to the unique nature of customer acceptance terms which require that the functionality of the product passes a predetermined acceptance test as designed by the customer.

Revenue from time and materials outsourcing contracts is recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The Company provides database and marketing support services, including list rental, database development and supply, data analysis and call center services in Australia and New Zealand. In these single element arrangements, the Company maintains the databases as a source of marketing intelligence on medium and large companies and organizations in Australia and New Zealand. Direct marketers and other customers can use this data to develop and execute marketing campaigns, measure market penetration, and analyze marketing opportunities. Revenue from the Company’s advertising and marketing services is recognized upon the delivery of a specified customer list and other data from the Company’s databases to its customers. The delivery is in the form of a flat file of data which is delivered to the customer by email. These services are priced based on a pricelist. The price is determined based on the number of contacts and the amount of data supplied for each contact. The delivery of the customer list to the customer constitutes the contract delivery. The Company does not recognize revenue from these types of arrangements until all criteria in SAB 104 have been met, which coincides with the delivery of the customer list to the customer because at that point, the Company has persuasive evidence of the arrangement, the fee is fixed and determinable, delivery has occurred and collection is reasonably assured. The completed performance method is appropriate because the delivery of the data is of such significance to the customer that substantial performance has not taken place until the data is delivered.

Advertising and marketing consulting services revenue for fixed price contracts are recognized using the proportional performance method based on hours incurred. Revenue from time and materials outsourcing contracts are recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

Revenue from Internet web site maintenance agreements is deferred and recognized ratably over the terms of the related agreements, which are usually for periods of six months or one year.

Hardware revenue is recognized upon shipment by the hardware vendor and title has transferred to the customer.

CDC Games

CDC Games revenue is principally derived from the provision of online game services in the PRC. The Company operates its Massively Multiplayer Online Role-Playing Games (“MMORPGs”) under two models. The first revenue model is the traditional subscription based pay-to-play, where users purchase pre-paid cards (the “PP-Cards”) to play for a fixed number of hours. The second revenue model is free-to-play, under which players are able to access the games free of charge but may choose to purchase in-game merchandise or premium features to enhance their game playing experience. Such purchases can only be made through the use of PP-Cards.

All PP-Cards are sold to distributors and retailers across the country, from whom CDC Games collects payment on a prepaid basis. The distributors then resell the cards to end users and other retail points. CDC Games offered sales discounts primarily ranging from 13% - 15% to distributors or retailers. The sales discount represents the difference between the price at which the PP-Cards are sold and the face value of the PP-Cards.

End users are required to activate their PP-Cards by using access codes and passwords to exchange the value of these cards into game points, which are then deposited into their personal accounts. Points are consumed for online game services by trading them either for a pre-specified length of game playing time or in-game merchandise or premium features sold at online game stores.

All prepaid fees received by CDC Games from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for the Company’s online game services, i.e., when game playing time occurs or in-game merchandise or premium features are delivered, or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards. Distributors are permitted to return unsold prepaid cards under certain conditions, including termination of game and disqualification of distributor status. Returns of PP-Cards during 2006 and 2007 were not material.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

China.com

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

MVAS

MVAS revenue is recognized when services are provided. The Company records revenue on a monthly basis based upon confirmations from the network operators. At the end of each reporting period, where an operator fails to provide the Company with a monthly statement confirming the amount of charges billed to its mobile phone users for that month, the Company uses information generated from its own internal system and historical financial data to make estimates of the billing reconciliation rate and collectible mobile services and applications fees, and revenue is accrued accordingly.

(m)	Deferred Revenue

Deferred revenue represents cash received for software, business services, advertising and marketing services and online games in advance of services being rendered. The Company reports deferred revenue as a liability on the balance sheet when there is a contractual obligation at the balance sheet date to provide services or software product to the customer but the services or software have not yet been completed or the product has not yet been delivered, and thus no recognition of revenue has taken place.

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under the interpretation, the Company shall recognize the financial statement effects of a tax position when it is more likely than not, based upon the technical merits, that the position will be sustained upon examination. Conversely, the Company shall derecognize a previously recognized tax position in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. A tax position that meets the more likely than not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority. The Company also recognizes interest expense by applying a rate of interest to the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in a tax return. The Company classifies interest expense and related penalties, if any, with respect to its uncertain tax positions in the provision for income taxes.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(o)	Stock Compensation Expenses

On January 1, 2006, the Company and its subsidiary China.com adopted SFAS No. 123(R), “Share Based Payment” (“SFAS 123(R)”). Prior to January 1, 2006, the Company accounted for share-based employee compensation arrangements under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, share compensation expense was recognized by utilizing the accelerated expense attribution method over the vesting period of the share options based on the difference, if any, between the fair value of the underlying the Company’s shares at the date of grant and the exercise price of the share options. During 2007, the Company approved its subsidiaries CDC Software and CDC Games, 2007 Stock Incentive Plan. Upon creation of these plans, both CDC Software and CDC Games adopted SFAS 123(R).

Prior to the adoption of SFAS 123(R), cash flows resulting from the tax benefit related to equity-based compensation were required to be presented in the operating cash flows, along with other tax cash flows, in accordance with the provisions of EITF 00-15, “Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option” (“EITF 00-15”). SFAS 123(R) superseded EITF 00-15, amended SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”), and requires tax benefits relating to excess equity-based compensation deductions to be prospectively presented in the statement of cash flows as financing cash inflows.

The Company adopted SFAS 123(R) using the modified prospective method. SFAS 123(R) requires measurement of compensation cost for all share-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The recognized expense is net of expected forfeitures, and the restatement of prior periods is not required.

The fair value of restricted shares is determined based on the number of shares granted and the quoted market price of the Company’s common shares. SFAS 123(R) did not change the accounting guidance for share-based payment transactions with parties other than employees as originally issued by EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). The fair value of options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure” (“SFAS 148”). On March 29, 2005, the SEC published Staff Accounting Bulletin No. 107 (“SAB 107”), which provides the Staff’s views on a variety of matters related to share-based payments. SAB 107 requires that share-based compensation be classified in the same expense line items as cash compensation.

Equity-based compensation expense recognized under SFAS 123(R) in the consolidated statements of operations for the years ended December 31, 2006 and 2007 was $6,887 and $8,451 , respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Had compensation cost for the Company’s and China.com Inc.’s share-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS 123(R), the Company’s net loss and net loss per share for the year ended December 31, 2005, would have been as follows:

Year ended December 31, 2005
Net loss:
As reported	$(3,514)
Add: Stock compensation expense included in net loss	1,421
Deduct: Stock compensation expense determined under fair value method	(11,594)

Pro forma net loss	$(13,687)

Basic loss per share:
As reported	$(0.03)
Pro forma	$(0.12)

Diluted loss per share:
As reported	$(0.03)
Pro forma	$(0.12)

For the purpose of the pro forma disclosures above, the estimated fair value of the options is amortized to expense over the options’ vesting period.

As further discussed in Note 19, on December 29, 2005, the Company accelerated the vesting of approximately 1.7 million unvested share options with exercise prices equal to or greater than $3.50 per share. The closing price of the Company’s common shares on December 28, 2005, the last trading day before the acceleration, was $3.14 per share. The acceleration was effective as of December 29, 2005. The options had a range of exercise prices of $3.79 to $7.38 and a weighted average exercise price of $4.32. The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options upon the adoption of SFAS 123(R) in January 2006. The Company also believed that because the options that were accelerated had exercise prices in excess of the current market value of it’s common stock, the options had limited economic value and were not fully achieving their original objective of employee retention and incentive compensation. Included in the computation of pro forma net loss and net loss per share for the period ended December 31, 2005, is $4,433 in share compensation expense related to the accelerated options.

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

(r)	Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings or loss as well as additional other comprehensive income (loss) items. The Company’s other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale securities, unrealized gains and losses on held-to-maturity securities and foreign currency translations, all recorded net of tax.

(s)	Gain on Issuance of Shares by Subsidiaries

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

Retirement costs relating to defined benefit plans are determined based on assumptions concerning the future events that will determine the amount and timing of the benefit payments. Contributions relating to defined contribution plans are made based on a percentage of the employees’ salaries and are included in the Company’s consolidated statement of operations as they become payable.

(u)	Business Restructuring Charges and Related Expenses

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

(v)	Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140” (“SFAS 155”). It allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133; establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125” (“SFAS 140”) to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued by the Company after January 1, 2007. SFAS 155 did not have an effect on the company’s financial position or results of operations for the year ended December 31, 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. The Company is required to adopt SFAS 157 effective January 1, 2008 on a prospective basis. In February, 2008, the FASB issued Financial Statement of Position No. 157-2, “Partial Deferral of the Effective Date of Statement 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. Management believes this standard will not have a material impact on its consolidated financial statements.

In September 2006, the SEC issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires the recognition of a plan’s overfunded or underfunded status as an asset or liability in the consolidated balance sheet and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. The Company settled its defined benefit plan obligations during 2006, therefore, SFAS 158 did not have an effect on the Company’s financial position, cash flows or results of operations for the year ended December 31, 2006 or 2007.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management believes this standard will not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. SFAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is the beginning of fiscal year 2009. The Company has currently not determined the potential effects on its consolidated financial statements.

In April 2007, the FASB issued FSP FIN No. 39-1, which amended FIN No. 39, Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105 (“FIN No. 39”), to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN No. 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN No. 39-1 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effects of this statement on its consolidated financial position and results of operations for 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). This statement applies to the accounting for noncontrolling interests (previously referred to as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The effective date for SFAS 160 is the beginning of fiscal year 2009. The Company has currently not determined the potential effects on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact of adopting SFAS 161 on its consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determining the Useful Life of Intangible Assets" (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the effect the implementation will have on its consolidated financial statements.

3.	BUSINESS COMBINATIONS

(a)	During 2007, the Company made the following acquisitions:

(i)	Respond Group Ltd. (“Respond”)

In February 2007, the Company acquired a 100% equity interest in Respond through the acquisition of its entire issued share capital. In accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”), this acquisition has been accounted for under the purchase method of accounting, and the results of Respond’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Respond is a provider of enterprise class complaints, feedback and customer service solutions.

Under the terms of the share purchase agreement, the Company paid $14,743 at closing, subject to various adjustments. In addition, the Company agreed to pay up to a maximum of $14,000 of additional consideration based upon 2007, 2008 and 2009 revenue. Revenue must exceed $12,000 during each annual period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional compensation payments are subject to holdback in the event of breaches of representations and warranties, and various other adjustments. Management has determined that these contingent payments are not probable; therefore, no accrual has been recorded as of December 31, 2007.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The purchase price for Respond has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of acquisition. Final allocations will be performed when estimates are finalized. The Company expects no significant changes in fair value pending the completion of the fair value analysis by management. The preliminary allocation of the purchase price of $14,743, including direct expenses related to the acquisition, was as follows:

		Useful Life
Current assets	$3,819
Property and equipment, net	304
Goodwill	11,634
Trade name	430	5 years
Developed technologies	2,080	7 years
Customer base	2,180	8 years
Noncompete agreements	30	3 years

Total assets acquired	20,477

Current liabilities	(5,734)

Total liabilities assumed	(5,734)

Net assets acquired	$14,743

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Software segment, and such goodwill is not deductible for tax purposes.

(ii)	Saratoga Systems Inc. (“Saratoga”)

In April 2007, the Company acquired a 100% equity interest in Saratoga through merger. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting, and the results of Saratoga’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Saratoga is a provider of enterprise CRM and wireless CRM applications.

Under the terms of the agreement, the Company agreed to pay not more than $35,000 in cash in connection with the merger, with $30,000 paid at closing and $5,000 placed into escrow for an 18-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments.

The Company is continuing its plan of integration of certain activities at Saratoga. These activities are accounted for in accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”). These costs primarily include the closure of facilities and employee terminations in the United States, United Kingdom and Sweden. Such costs have been recognized as liabilities assumed in the acquisition because the Company had begun to assess and formulate a plan to integrate these activities at the time of the acquisition of Saratoga. During 2007, the Company recorded a liability of $1,730 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At December 31, 2007, the Company had $398 remaining in accrued restructuring charges in the accompanying consolidated balance sheet related to this integration.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The purchase price for Saratoga has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of acquisition. Final allocations will be performed when estimates are finalized. The Company expects no significant changes in fair value pending the completion of the fair value analysis by management. The preliminary allocation of the purchase price of $34,846, including direct expenses related to the acquisition, was as follows:

		Useful Life
Current assets	$7,908
Property and equipment, net	200
Other assets	318
Goodwill	26,634
Trade name	640	5 years
Developed technologies	2,560	6 years
Customer base	11,740	8 years

Total assets acquired	50,000

Current liabilities	(15,080)
Long term liabilities	(74)

Total liabilities assumed	(15,154)

Net assets acquired	$34,846

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Software segment, and such goodwill is not deductible for tax purposes.

(iii)	Guangzhou Optic Communications Co., Ltd (“Optic”)

In July 2007, the Company acquired a 100% equity interest in Optic through the acquisition of its entire issued share capital. In accordance with SFAS No. 141, this acquisition has been accounted for under the purchase method of accounting, and the results of Optic’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Optic is an online games publisher in China.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The purchase price for Optic has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of acquisition. Final allocations will be performed when estimates are finalized. The Company expects no significant changes in fair value pending the completion of the fair value analysis by management. The preliminary allocation of the purchase price of $13,214 , including direct expenses related to the acquisition was as follows:

		Useful Life
Current assets	3,903
Property and equipment, net	3,597
Goodwill	13,051
Distribution network	660	1 year
Developed technologies	117	0.5 year
Customer base	412	1 year
License agreements	3,608	2 -5 years

Total assets acquired	25,348

Current liabilities	(8,110)

FIN 48 liability	(3,701)
Deferred tax liability related to intangible assets	(323)
Total liabilities assumed	(12,134)

Net assets acquired	$13,214

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the CDC Games segment, and such goodwill is not deductible for tax purposes.

(iv)	Catalyst International, Inc. (“Catalyst”)

In September 2007, the Company acquired a 100% equity interest in Catalyst through merger. In accordance with SFAS No. 141, this acquisition has been accounted for under the purchase method of accounting, and the results of Catalyst’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Catalyst is a provider of enterprise supply chain software and hardware solutions.

Under the terms of the agreement, the Company agreed to pay not more than $29,500 in cash in connection with the merger, with $25,000 paid at closing and $4,500 placed in escrow for a 24-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments.

The Company is continuing its plan of integration of certain activities at Catalyst. These activities are accounted for in accordance with EITF 95-3. These costs primarily include the closure of facilities and employee terminations in the United States and United Kingdom. Such costs have been recognized as liabilities assumed in the acquisition because the Company had begun to assess and formulate a plan to integrate these activities at the time of the acquisition of Catalyst. During 2007, the Company recorded a liability of $704 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At December 31, 2007, the Company had $149 in accrued restructuring charges in the accompanying consolidated balance sheet related to this integration.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The purchase price for Catalyst has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of acquisition. Final allocations will be performed when estimates are finalized. The Company expects no significant changes in fair value pending the completion of the fair value analysis by management. The preliminary allocation of the purchase price of $29,600, including direct expenses related to the acquisition was as follows:

		Useful Life
Current assets	$8,523
Property and equipment, net	351
Goodwill	16,118
Trade name	1,230	5 -10 years
Developed technologies	2,110	6 years
Customer base	11,520	10 years

Total assets acquired	39,852

Current liabilities	(10,163)
Long term liabilities	(89)

Total liabilities assumed	(10,252)

Net assets acquired	$29,600

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. $9,797 of the goodwill was assigned to the Software segment and $6,321 of the goodwill was assigned to the Global Services segment. None of the goodwill is deductible for tax purposes.

(v)	Industri-Matematik International Corp. (“IMI”)

In September 2003, the Company acquired a 51% equity interest in Cayman First Tier (“CFT”), an investment holding company organized in the Cayman Islands which owns a 100% equity interest in IMI for $25,000 in cash. In accordance with SFAS No. 141, this acquisition has been accounted for under the purchase method of accounting and the results of IMI’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. IMI is a provider of supply chain management solutions in North America and Europe. The remaining 49% equity interest of CFT was held by Symphony Technology Group (“Symphony”), a private equity firm focused on enterprise software and services, which previously owned 100% of IMI.

In November 2003, CFT loaned $25,000 to Symphony (“Symphony Note”) to provide Symphony with additional capital to fund future Symphony investments. The loan was secured by Symphony’s 49% holding in IMI (through CFT). Principal and interest on the Symphony Note was due and payable in full in November 2007.

In November 2007, the Company, CFT and Symphony entered into a letter agreement whereby all amounts due and payable to CFT pursuant to the Symphony Note were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT. As of the date of the transfer, there was approximately $28,000 outstanding under the Symphony Note ($25,000 in principal and $3,000 in accrued interest).

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The Company has determined that the value of the 49% equity interest in CFT exceeded the carrying value of the Symphony Note. No impairment charge was recorded, and the Company’s interest in the Symphony Note of $14,282 was considered purchase price consideration for the 49% minority interest in CFT and was accounted for in accordance with SFAS No. 141.

The purchase price for IMI has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the date of acquisition. Final allocations will be performed when estimates are finalized. The Company expects no significant changes in fair value pending the completion of the fair value analysis by management. The preliminary allocation of the purchase price of $14,282, including direct expenses related to the acquisition was as follows:

		Useful Life
Goodwill	11,177
Capitalized software	1,475	4 years
Customer base	4,621	4 years
Trade name	446	5 years

Total assets acquired	17,719

Deferred revenue	(1,785)
Long term liabilities	(1,652)

Total liabilities assumed	(3,437)

Net assets acquired	$14,282

Due to the synergies expected with the Company’s existing businesses, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Software segment, and such goodwill is not deductible for tax purposes.

The purchase price allocations for each of the preceding acquisitions have not been finalized because the Company has not yet completed the analysis of acquired deferred tax assets and liabilities.

(vi)	Pro Forma Effect of Respond, Saratoga, Optic and Catalyst Acquisitions

The following unaudited pro forma consolidated information reflects the Company’s consolidated results of operations for the years ended December 31, 2006 and 2007, as if the acquisitions of Respond, Saratoga, Optic and Catalyst had occurred on January 1, 2006 and 2007. These pro forma results have been prepared for informational purposes only and do not purport to be indicative of what the Company’s consolidated results of operations would have been had the acquisitions of these subsidiaries actually taken place on January 1, 2006 and 2007, and may not be indicative of future results of operations.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	Year ended December 31,
	2006	2007
Revenue	$385,721	$443,476
Net loss from continuing operations	$(1,397)	$(108,971)
Net loss per common share - basic and diluted	$(0.01)	$(1.03)

(b)	During 2007, the Company acquired the following individually insignificant entities for a total cost of $934, which was paid in cash. In accordance with SFAS 141, these acquisitions have been accounted for under the purchase method of accounting, and the results of each respective acquisition’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

(i)	Vectra Corporation (“Vectra”)

In May 2007, a subsidiary of the Company completed the acquisition of a majority interest in Vectra, a provider of information security consulting services, managed services and enterprise security solutions in Australia. Under the terms of a share purchase agreement, the Company paid approximately $106 in cash at closing for such majority interest in Vectra.

(ii)	PlanTec Limited (“PlanTec”)

In July 2007, a subsidiary of the Company completed the acquisition of 100% of the equity in PlanTec, a provider of information technology services to a broad range of industries including health, retail, telecommunications, waste management, transportation, state and federal governments in Australia. Under the terms of the purchase agreement, the Company paid approximately $557 in cash at closing, with additional consideration payable of up to $1,200 based upon 2008 and 2009 financial performance.

(iii)	Snapdragon Consulting Pty. Ltd. (“Snapdragon”)

In October 2007, a subsidiary of the Company completed the acquisition of 100% of the equity in Snapdragon, an information service provider focused on Microsoft CRM based in Australia. Under the terms of the share purchase agreement, the Company paid approximately $271 at closing. In addition, the Company agreed to pay additional consideration payable in 2008 and 2009 based upon consolidated earnings of Snapdragon before interest income and interest expenses and income tax, but after amortization and depreciation. If Snapdragon achieves its forecast results, the total additional consideration payable would be approximately $1,400.

(iv)	Acquisition of Franchise Partners

In May 2007, the Company acquired 19% of the equity in Business T G. Spain, a reseller of ERP, CRM & SCM products. Under the terms of the share purchase agreement, the Company paid $431 at closing. The Company accounts for this investment under the cost method of accounting.

In August 2007, the Company acquired 10% of the equity in CMT Argentina, a reseller of CRM and c360 products. Under the terms of the share purchase agreement, the Company paid $84 at closing. The Company accounts for this investment under the cost method of accounting.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In November 2007, the Company acquired 19% of the equity in CDC CRM Solutions India, a reseller of CRM products. Under the terms of the agreement, the Company paid $2 at closing. CDC CRM Solutions India is a start-up entity, and the Company is the sole source of funding. Accordingly, the results of CDC CRM Solutions India’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

Goodwill recognized in conjunction with these individually insignificant acquisitions amounted to $171 and was assigned to the Global Services segment and such goodwill is not deductible for tax purposes.

In conjunction with these individually insignificant acquisitions, the Company acquired $1,057 of intangible assets, which has been classified as customer base and has a weighted-average useful life of 3 years.

(c)	In 2006, the Company made the following significant acquisitions:

(i)	Equity Pacific (the “17game Group”)

In August 2004, China.com Inc. entered into an acquisition agreement to acquire an 11.11% equity interest in the 17game Group. In November 2004, China.com Inc., through the conversion of certain convertible loans to the 17game Group, further increased its interest in 17game Group to 36.5%. In August 2005, China.com Inc. acquired an additional 11.5% interest in 17game Group through the purchase of shares from other shareholders and subscription of new shares, increasing its interest in 17game Group to 48%. These acquisitions resulted in a total consideration of $6,618 and were accounted for using the equity method.

The remaining 52% of 17game Group was acquired on March 17, 2006 for an aggregate total consideration of $18,000 with approximately $4,800 being paid in cash and $13,000 being paid in restricted China.com Inc. shares with the restrictions lapsing over a period of two years with 25% lapsing on the first six (6) months anniversary of closing and 12.5% lapsing on each subsequent three (3) month anniversaries of closing.

The purchase price of $24,618 for 17game Group has been allocated to the assets acquired and liabilities assumed based on management’s estimate of their respective fair values as of the date of the acquisition. Due to the synergies expected with the Company’s existing businesses, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the CDC Games segment, and such goodwill is not deductible for tax purposes.

(ii)	DB Professionals, Inc. (“DBPI”)

On July 7, 2006, the Company acquired a 100% equity interest in DBPI through the acquisition of its entire issued share capital. In accordance with SFAS No. 141, this acquisition has been accounted for under the purchase method of accounting, and the results of DBPI’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. DBPI’s core business is outsourced information technology support and consulting services. The acquisition of DBPI extended the Company’s business services operations on the west coast of the United States.

The Company acquired the business of DBPI for a cash payment of $8,850 and the Company agreed to an additional cash payment of $1,400, payable on December 31, 2007,

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

and subject to an adjustment onwards for any liability arising prior to the closing date. In addition, the Company also agreed to pay additional cash consideration of $1,400, payable April 30, 2008, based on a specified financial target, subject to an upward or downward adjustment. The contingent cash payment is also subject to adjustment in the event of breaches of representations and warranties. In March 2007, the Company entered into an addendum to its share purchase agreement pursuant to which, among other things, it accelerated the payment of the second cash installment payable to the sellers and paid $815 as an additional cash consideration to the sellers. Furthermore, in August 2007, the Company entered into a second addendum to the share purchase agreement pursuant to which it accelerated the payment of the third cash installment, amended such amount to $1,250 and released the sellers from any liability after November 30, 2007. Under this addendum, the Company paid $625 on execution and paid the remaining amounts in three equal installments of $208. In accordance with EITF 95-08 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-08”), the Company has accounted for these additional contingent payments as adjustments to the purchase price and has recorded these payments as additional goodwill in the Company’s consolidated balance sheet as of December 31, 2007.

The goodwill was assigned to the Global Services segment, and such goodwill is deductible for tax purposes.

(iii)	TimeHeart Science Technology Limited (the “TimeHeart Group”)

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

The components of the purchase price were: (i) cash consideration of $2,113; (ii) 27,320,490 restricted shares of China.com Inc. valued at $1,605 at the commitment date; (iii) 10% of the issued share capital of CDC Mobile Media Corporation, a subsidiary of the Company, valued at $1,794 at the date of acquisition; and (iv) contingent consideration based on a formula set out in the agreement, which would vary based on the performance of the TimeHeart Group in the fourth quarter of 2006 and in the year 2007. The contingent consideration was to be in the form of restricted shares of China.com Inc., equivalent to a maximum amount of $2,080. As of December 31, 2007, the criteria for this contingent consideration were not met and, accordingly, no adjustment for the contingent payment has been recorded in the consolidated financial statements.

The purchase price of $5,512 for the TimeHeart Group has been allocated to the assets acquired and liabilities assumed based on management’s estimate of their respective fair values as of the date of the acquisition. Due to the synergies expected with the Company’s existing businesses, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the MVAS segment, and such goodwill is not deductible for tax purposes.

(iv)	Vis.align, Inc. (“Vis.align”)

On December 1, 2006, the Company acquired a 100% equity interest in Vis.align through merger. In accordance with SFAS 141, this acquisition has been accounted for

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

under the purchase method of accounting and the results of Vis.align’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Vis.align’s core business is providing worldwide IT support and managed services. The acquisition of Vis.align expands the Company’s services portfolio, generates cross-selling opportunities and offers customers additional end-to-end enterprise solutions and services.

The Company acquired the business of Vis.align for a cash payment of approximately $4,650. In addition to the fixed cash payment, a contingent payment of up to $7,520 is payable, partly in cash and partly in Class A common shares of the Parent, based upon 2007 and 2008 revenue. Revenue of Vis.align must exceed $20,000 during each annual period for any additional consideration to be payable for that period. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as adjustments to the purchase price and has accrued Nil at December 31, 2006 and 2007.

The goodwill was initially assigned to the Software segment and such goodwill is not deductible for tax purposes.

(d)	During 2006, the Company acquired the following individually insignificant entities for a total cost of $11,550 which was paid primarily in cash. In accordance with SFAS 141, these acquisitions have been accounted for under the purchase method of accounting, and the results of each respective acquisition’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

(i)	Horizon IT Outsourcing Business (“Horizon”)

In February 2006, Software Galeria Inc., the Company’s 51% owned subsidiary (“SGI”), acquired the IT consulting services business of Horizon, which offers outsourced information technology professional services in the U.S. and Canada, utilizing India-based resources. The acquisition enabled the Company to enhance the Global Services segment through growth of the outsourced information technology professional services line of business. Under the terms of the agreement, the Company paid $608 in cash at closing and paid an additional $608 of cash consideration in installments during 2006. The Company also agreed to pay additional cash consideration of $1,000 in 2007 and 2008, if earnings before interest, taxes, depreciation and amortization (“EBITDA”) generated from the purchased business were at least $1,350 in each year 2006 and 2007. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2006 EBITDA and 2007 EBITDA is less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as compensation because in accordance with the purchase agreement the payment is automatically forfeited if employment terminates and it was probable that certain performance criteria were going to be met. The Company has accrued $1,400 and $717 at December 31, 2006 and 2007, respectively, related to these additional consideration payments.

In addition, the Company agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event the EBITDA generated from the purchased business exceeds specified targets during each of 2006, 2007 and 2008. No equity has been issued to the sellers. The sellers also have the right to put their equity interest back to the Company between April 2009 and April 2011 at a predetermined and fixed cash consideration. The fair value of this put was determined to be a nominal amount.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(ii)	c360 Solutions Incorporated (“c360”)

In April 2006, the Company acquired 100% of the shares in c360, a global provider of CRM add-on products, industry-specific CRM solutions, and CRM development tools for Microsoft Dynamics CRM. The acquisition enabled the Company to expand globally through channel sales partners, and complements its market strategy to target mid-to-large sized organizations. Under the terms of the agreement, the Company paid $1,250 of cash and issued 50,000 of its unregistered Class A common shares at closing. The 50,000 shares were valued as of the commitment date at $225. In addition, the Company paid $1,641 of additional cash consideration during the year ended December 31, 2007, and agreed to issue to the sellers an additional 350,000 of its unregistered Class A common shares, to be issued in 50,000 share increments every three months through the twenty-one month anniversary of closing. The 350,000 shares were valued as of the commitment date at $1,572. An additional 200,000 unregistered Class A common shares of the Company may be earned by the seller based upon certain performance targets through 2009. In accordance with EITF 95-08, the Company has accounted for these additional contingent shares as compensation and has accrued $153 and $830 at December 31, 2006 and 2007, respectively.

Through February 29, 2008, the full 350,000 unregistered Class A common shares of the Company had been issued. In addition, the Company has agreed to issue up to an aggregate of 200,000 additional unregistered Class A common shares between the twenty-four and thirty-three month anniversary of closing in the event c360 achieves certain revenue targets. Approximately $475 of the purchase price is subject to adjustment for breaches of representations and warranties.

(iii)	OST International, Inc. (“OSTI”)

In June 2006, the Company acquired OSTI. OSTI is a preferred third party vendor of consulting and outsourced IT services to many Fortune 500 companies, which expanded the Company’s business offerings to the Midwest region of the United States. Under the terms of the agreement, the Company paid $3,000 in cash at closing. A cash payment in the amount of $280 was made on March 31, 2007, for the net tangible assets of OSTI. In addition, the Company agreed to issue to the selling shareholder $330 worth of its unregistered Class A common shares prior to June 15, 2008, and an additional $220 worth of its unregistered Class A common shares prior to June 15, 2009. The Company also agreed to pay additional cash consideration in the amounts of $300 and $400 in the event 2007 and 2008 EBITDA for OSTI is $1,350 and $1,450, respectively. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 and 2008 EBITDA are less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as adjustments to the purchase price and has accrued Nil and $550 at December 31, 2006 and 2007, respectively.

(iv)	MVI Technology (“MVI”)

In October 2006, the Company acquired MVI. MVI is a developer of real-time performance management solutions specifically designed for the food and beverage and consumer products industries that enable manufacturers to merge automated shop floor data, quality process control and manufacturing performance dashboards. Under the terms of the agreement, the Company paid approximately $5,273 of cash at closing. In addition, the Company agreed to pay up to a maximum of $12,000 of additional consideration based upon the revenue of MVI between months 1 through 12, 13 through 24 and 25 through 36 following the closing. Revenue must exceed $6,000 during each 12-month period for any

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional consideration payments are subject to adjustment in the event of breaches of representations and warranties, and various other adjustments. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as compensation and has accrued $164 and $672 at December 31, 2006 and 2007, respectively.

Goodwill recognized in conjunction with these individually insignificant acquisitions amounted to $4,098 and was assigned $2,520 to the Software segment and $1,578 to the Global Services segment, respectively; $1,578 of such goodwill is deductible for tax purposes.

(e)	There were no acquisitions made during 2005.

(f)	In 2005, 2006 and 2007, the Company paid $2,059, $752 and Nil, respectively, in additional earn-out considerations related to the acquisitions that were made before January 1, 2005. The Company will not be required to pay any additional earn-out consideration related to pre-January 1, 2005 acquisitions.

4.	RESTRUCTURING AND OTHER CHARGES

The following table sets forth the components of restructuring and other charges recorded in the consolidated statements of operations:

	Year ended December 31,
	2005	2006	2007
Restructuring charges	$1,667	$1,974	$931
MVAS impairment	—	—	2,398
CDC Games license impairment	—	—	4,213
Legal settlements	—	2,900	1,370
Gain on sale of ION Global	—	—	(6,745)
Impairment of cost investments and other assets	—	—	6,889

Total restructuring and other charges, net	$1,667	$4,874	$9,056

Restructuring Charges

For the year ended December 31, 2005, the Company incurred and charged to expense $3,055 in restructuring costs, principally at the Company’s subsidiaries, Ross Systems, Inc. (“Ross”), Pivotal Corporation (“Pivotal”) and IMI. In 2005, the restructuring liability at Pivotal was reduced by $1,354 due to a change in estimate relating to lease facility closure costs.

For the year ended December 31, 2006, the Company incurred and charged to expense $2,943 in restructuring costs, principally at the Company’s subsidiaries, Praxa Limited (“Praxa”) and IMI. At IMI, restructuring costs were $2,288, comprised of $732 related to employee termination costs and $1,556 for closure of offices. At Praxa, restructuring costs were $323, comprised of $132 related to employee termination costs and $191 in other costs. In 2006, the restructuring liability at IMI was reduced by $711 due to a change in estimate relating to workforce reduction, and the restructuring liability at Pivotal was reduced by $353 due to a change in estimate relating to a lease termination.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

For the year ended December 31, 2007, the Company incurred and charged to expense $3,995 in restructuring costs, principally at the Company’s subsidiaries, IMI, Ross, Pivotal and Praxa. At IMI, restructuring costs were $2,130 , comprised of $2,096 related to employee termination costs and $34 for closure of offices. At Ross, restructuring costs were $666, comprised entirely of employee termination costs. At Pivotal, restructuring costs were $856, comprised of $306 related to employee termination costs and $550 related to legal fees. At Praxa, restructuring costs were $157, related to employee termination costs. The Company recorded adjustments to the restructuring liability of $3,064, which is primarily comprised of a $2,933 adjustment at Pivotal due to a change in estimate relating to a lease termination. During 2007, in connection with the Company’s acquisition of Saratoga and Catalyst, the restructuring liability was increased by $1,730 and $704, respectively, due to lease facility closure costs and workforce reduction costs.

At December 31, 2006 and 2007, the Company had a total of $6,010 and $3,289 , respectively, in accruals relating to the business restructuring activities. Pivotal, Ross and IMI are included in the Software segment. Praxa is included in the Global Services segment.

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2006, are as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at December 31, 2005	$1,878	$5,190	$286	$7,354
Expensed in 2006	1,183	1,556	204	2,943
Adjustments to income	(711)	(173)	(85)	(969)
Amounts paid	(2,115)	(965)	(238)	(3,318)

Balance at December 31, 2006	$235	$5,608	$167	$6,010

Current	$235	$2,009	$167	$2,411
Non-current	—	3,599	—	3,599

	$235	$5,608	$167	$6,010

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2007, are as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at December 31, 2006	$235	$5,608	$167	$6,010
Expensed in 2007	3,371	74	550	3,995
Adjustments related to acquired subsidiaries	1,141	1,293	—	2,434
Adjustments to income	(164)	(2,933)	33	(3,064)
Amounts paid	(3,773)	(2,313)	—	(6,086)

Balance at December 31, 2007	$810	$1,729	$750	$3,289

Current	$810	$1,247	$750	$2,807
Non-current	—	482	—	482

	$810	$1,729	$750	$3,289

MVAS Impairment

See Note 9 for further discussion of the status of the MVAS segment and the Company’s goodwill impairment charge of $71,096.

In accordance with the Company’s policy on testing long-lived assets for impairment (Note 2(h)), the Company had a triggering event that required testing the intangible assets of the MVAS business for impairment. The Company performed its impairment test and determined that the intangible assets were impaired because the Company did not have sufficient discounted cash flows to support the remaining intangible assets due to the fact that it had made the decision to exit this business in 2008. Therefore, the Company wrote off all the remaining intangible assets that related to this segment, which equaled $2,398.

CDC Games Impairment

The Company’s business model in the CDC Games segment is to make investments in a diverse set of online computer game licenses. During 2006 and 2007 the Company entered into many license arrangements with numerous game developers for the right to produce the online computer games in specific countries and/or geographical regions. Not all of these games are successfully launched due to various factors: 1) development problems; 2) poor beta test results; 3) other games have better potential to become successful; and 4) limited capital resources. During 2007, the Company performed an assessment of the recoverability of the license fee assets and determined that they would not generate future cash flows from several licenses and, therefore, it impaired $4,213 of these license fees.

Legal Settlements

The Company and its subsidiaries are parties to other litigation and claims incident to the ordinary course of business. Periodically, the Company settles these disputes with the various counterparties. During the years ended December 31, 2005, 2006 and 2007, the Company recorded Nil, $2,900 and $1,370 in legal settlement costs.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Gain on Sale of ION Global

In August 2007, the Company entered into four separate agreements to sell the principal assets and subsidiaries that comprised its Ion Global business for $9,000. Subsequent to the date of sale, the Company received an additional $665 due to a net asset adjustment. In total, these transactions resulted in a pretax gain of approximately $6,745 . Under the terms of these agreements, the Company agreed to sell (i) the assets related to the internet consulting services and website design and development of Ion Global (California), Inc.; (ii) substantially all of the assets of Ion Global Limited; (iii) all of the issued and outstanding shares of Ion Global Korea Ltd. held by Ion Global (BVI) Ltd.; and (iv) the “Ion Global” trademark. Ion Global was included within the Global Services segment and the goodwill associated with this transaction was allocated on a historical basis as Ion Global was not integrated into the Company.

The Company has concluded that the financial position, results of operations and cash flows from these businesses are immaterial to the overall results of the Company and therefore have not been reported as discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2007.

Impairment of Cost Investments and Other Assets

	Year ended December 31,
	2005	2006	2007
CDC Games cost investments	$—	$—	$4,337
Corporate other assets	—	—	2,552

	$—	$—	$6,889

As discussed above, CDC Games’ strategy is to make several investments in game licenses. In addition, the Company made some cost investments in online computer game development companies. During 2007 and early 2008, these game developers lost their access to the credit markets, thus raising questions as to their ability to continue as a going concern. Therefore, the Company recorded a charge of $4,337 to write-off its investment in these companies.

The Company has made cost investments in several companies during its history. In 2007, one of these companies filed bankruptcy and the Company was not able to recover its $2,403 investment. The Company also wrote off other assets of $149.

5.	RESTRICTED CASH

The Company had $1,996 and $9,066 of restricted cash at December 31, 2006 and 2007, respectively.

At December 31, 2006 and 2007, $1,996 and $454, respectively, of restricted cash served as collateral for an irrevocable standby letter of credit that provides financial assurance that the Company will fulfill its obligations with respect to the operating lease agreement at Pivotal Corporation, an affiliate of the Company. The letter of credit is renewed annually. The cash is held in custody by the issuing bank and is restricted as to withdrawal or use.

At December 31, 2007 an additional $3,612 of restricted cash was held in various escrow accounts as collateral for pending litigation settlements and an additional $5,000 served as collateral for the Company’s line of credit agreement with a financial institution (Note 11).

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

6.	ACCOUNTS RECEIVABLE

	As of December 31,
	2006	2007
Accounts receivable:
Amounts billed	$62,781	$91,219
Unbilled	7,029	5,081

	69,810	96,300
Allowance for doubtful accounts	(5,373)	(8,688)

Net	$64,437	$87,612

	Year ended December 31,
	2005	2006	2007
Allowance for doubtful accounts:
Balance at beginning of year	$4,011	$4,112	$5,373
Additions	1,450	2,890	5,695
Write-offs, net of recoveries	(1,349)	(1,629)	(2,380)

Balance at end of year	$4,112	$5,373	$8,688

Unbilled receivables represent the recognized sales value of performance relating to the Software and Global Services segments, and these amounts had not been billed and were not billable to the customers at the balance sheet dates. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

7.	INVESTMENTS

Available-for-sale securities consist of the following:

	December 31, 2006
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:
U.S. government securities	$10,869	$—	$(187)

Total debt securities	10,869	—	(187)

Common stock	3,532	1	(936)

Total equity securities	3,532	1	(936)

Total current available-for-sale securities	14,401	1	(1,123)

Noncurrent:
U.S. government securities	73,036	—	(1,946)
CDOs	39,009	—	(692)

Total debt securities	112,045	—	(2,638)

Total noncurrent available-for-sale securities	112,045	—	(2,638)

Total available-for-sale securities	$126,446	$1	$(3,761)

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	December 31, 2007
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:
U.S. government securities	$74,595	$—	$(324)
Less: restricted securities pledged for banking facilities	30,867	—	(116)

Total debt securities	43,728	—	(208)

Common stock	3,903	192	(385)

Total equity securities	3,903	192	(385)

Total current available-for-sale securities	47,631	192	(593)

Noncurrent:
CDOs	23,736	111	—
Private equity securities	4,790	—	—

Total noncurrent available-for-sale securities	28,526	111	—

Total available-for-sale securities	$76,157	$303	$(593)

Included in the total available-for-sale debt securities as of December 31, 2006 and 2007, were debt securities with a market value of Nil and $30,867, respectively, which were pledged as compensating balances in connection with the credit lines granted to the Company as further discussed in Note 11.

The gross realized gains on sales of available-for-sale securities totaled $584, $392 and $516 in 2005, 2006 and 2007, respectively. The gross realized losses on sales of available-for-sale securities totaled $59, $224 and $2 in 2005, 2006 and 2007, respectively.

In 2006, the Company acquired an equity interest in preference shares in two CDOs coupled with a U.S. treasury strip for an aggregate nominal amount of $38,700. These investments are subject to variability as there is no stated coupon rate and the equity interest in these investments is subject to changes in returns on the collateralized debt backing the interest. The principal amount in these investments is backed by U.S. treasury strips and domestic corporate debt with S&P ratings ranging from “BBB” to “CC”.

The Company currently intends to hold the CDO investments as long-term investments, not to be traded in the near term. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2006 and 2007, was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rates of return offered on comparable investments with comparable risks. In addition at December 31, 2007, management based the fair value on binding quotes received from third parties for these investments. These valuations represent management’s best estimate of fair value of these investments at December 31, 2006 and 2007, and may or may not represent the ultimate value of these investments.

At December 31, 2006 and 2007, the Company evaluated the length of time and extent to which the fair market value of certain of its securities had been less than their cost, as well as the financial condition and performance of the issuer and the Company’s intention and ability to hold such securities to recovery or maturity. The Company records an impairment loss on securities for which the decrease in fair value of the securities was determined to be OTT. At December 31, 2006 and 2007, Nil and $13,497 respectively, of the Company’s CDOs were determined to have an OTT impairment.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In conjunction with the purchase of the CDOs, the Company pledged certain held-to-maturity U.S. agency bonds as collateral under multiple note purchase agreements (Note 11). The pledged U.S. agency bonds are being used to repay the debt when such U.S. agency bonds mature. The total amounts of securities pledged at December 31, 2006 and 2007, were $30,504 and Nil, respectively, and the securities were classified as restricted investments.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2007.

	December 31, 2006
	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
U.S. Treasury obligations	$—	$—	$114,423	$2,372	$114,423	$2,372
CDOs	39,009	692	—	—	39,009	692
Marketable equity securities	3,047	61	—	—	3,047	61

Total	$42,056	$753	$114,423	$2,372	$156,479	$3,125

	December 31, 2007
	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
U.S. Treasury obligations	$—	$—	$64,595	$388	$64,595	$388
Marketable equity securities	179	53	948	333	1,127	386

Total	$179	$53	$65,543	$721	$65,722	$774

The unrealized losses on the Company’s investments in U.S. Treasury obligations were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be OTT impaired at December 31, 2006 and 2007.

The Company’s investments in marketable equity securities consist primarily of investments in common stock. The Company has evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be OTT impaired at December 31, 2006 and 2007.

The Company did not have any securities classified as held-to-maturity at December 31, 2007. The following table summarizes the Company’s held-to-maturity securities pledged as collateral under multiple note purchase agreements (Note 11) as of December 31, 2006:

	December 31, 2006
	Net Carrying Amount	Unrecognized Holding Gains	Unrecognized Holding Losses	Estimated Fair Value
Current:
Restricted U.S. government securities	$30,504	$—	$(341)	$30,163

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

For the years ended December 31, 2005, 2006 and 2007, the Company did not record any gross realized gains or gross realized losses on sales of held-to-maturity securities.

At December 31, 2006 and 2007, all available-for-sale securities were carried at market value and all held-to-maturity securities were carried at amortized cost. Temporary unrealized gains and losses at December 31, 2006 and 2007, related to the available-for-sale securities were reported in accumulated other comprehensive income (loss).

All available-for-sale and held-to-maturity debt securities held by the Company have maturity terms ranging from one to five years. At December 31, 2006 and 2007, the Company’s debt securities had maturity dates falling due as follows:

	December 31, 2006	December 31, 2007
Maturity date:
Available-for-sale
One year or less	$10,869	$74,595
Within one year to five years	73,036	—

Total available-for-sale	$83,905	$74,595

Held-to-maturity
One year or less	$30,504	$—

Total held-to-maturity	$30,504	$—

8.	PROPERTY AND EQUIPMENT

	December 31, 2006	December 31, 2007
Leasehold improvements	$2,160	$2,962
Furniture and fixtures	761	557
Office equipment	1,303	960
Computer equipment	28,869	31,398
Motor vehicles	151	266

	33,244	36,143
Less: Accumulated depreciation	(23,704)	(16,484)

Property and Equipment, net	$9,540	$19,659

Depreciation expense was $3,866, $4,385 and $6,233 for the years ended December 31, 2005, 2006 and 2007, respectively.

At December 31, 2004, the Company classified a building and the related land with a carrying amount of $2,992 as held for sale. Such assets were stated at carrying value, which was less than fair value less cost to sell. The land and building were sold in 2005, resulting in a gain of $1,181.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

9.	GOODWILL

The changes in the carrying amounts of goodwill for the years ended December 31, 2006 and 2007 are as follows:

	Software	Global Services	CDC Games	China.com	MVAS	Total
Balance as of December 31, 2005	$107,182	$21,153	$—	$5,435	$66,893	$200,663
Goodwill acquired during the year	4,358	5,863	14,765	—	2,246	27,232
Subsequent realization of tax benefit from acquired companies	(27,362)	(1,006)	—	—	(451)	(28,819)
Foreign currency adjustment	2,886	493	—	183	2,412	5,974

Balance as of December 31, 2006	87,064	26,503	14,765	5,618	71,100	205,050
Goodwill acquired during the year	56,700	6,492	13,051			76,243
Purchase price adjustments	—	3,429	—	—	—	3,429
Disposal of ION Global	—	(1,295)	—	—	—	(1,295)
Reallocation of goodwill	(1,838)	1,838	—	—	—	—
Subsequent realization of tax benefit from acquired companies	1,591	(233)	—	—	—	1,358
FIN 48 adjustments	(1,844)	—	—	—	—	(1,844)
Goodwill impairment recorded during the year	—	—	—	—	(71,096)	(71,096)
Foreign currency adjustment	1,577	1,024	1,504	(163)	(4)	3,938

Balance as of December 31, 2007	$143,250	$37,758	$29,320	$5,455	$—	$215,783

The regulatory environment for the MVAS industry in China changed in mid-2006 and the Company believes that market conditions will continue to be challenging for the entire MVAS sector in the future. Since the onset of the regulatory changes, the Company has significantly reduced headcount and the marketing promotion expenses incurred for the MVAS business. In 2007, the Company worked hard to explore various strategies to achieve long term growth. These strategies included: 1) continue to move further upstream into the content provider segment of the business, 2) continue to launch popular mobile games and 3) develop mobile applications for enterprises and government offices in China.

However, as the regulatory environment for the MVAS industry continues to be difficult and the Company sees no reasonable instance where its MVAS business may turn profitable in the foreseeable future, in February 2008, the Company announced that it was in the process of reducing the MVAS workforce and intended to scale down its emphasis on this business. Later in 2008, the Company made the determination that it was winding down the operations of the MVAS business and would discontinue this segment.

At December 31, 2007, the Company performed its annual impairment test and determined that all of the goodwill associated with the Company’s MVAS segment was impaired because the discounted cash flows from this segment were negative. The Company wrote off all of the goodwill that was assigned to this segment.

In 2007 the Company recorded net purchase price adjustments of $3,429 related to 2006 acquisitions. Most notably, goodwill from the DBPI acquisition was adjusted $1,989 based on a renegotiated purchase price, which resulted from an amendment to the original purchase agreement. Also, a $987 adjustment was made to the fair market values of assets and liabilities of Vis.align subsequent to recording the initial purchase accounting entries.

In 2007 the Company reallocated the goodwill from the acquisition of Vis.align from the Software segment to the Global Services segment. Vis.align was originally acquired in December of 2006 and the goodwill was assigned to the Software segment. However, during the integration process, management determined that Vis.align’s product and service offerings were more closely aligned with the Global Services segment, therefore 100% of the goodwill recognized in conjunction with this acquisition was reallocated from the Software segment to the Global Services segment. All prior periods have been adjusted to reflect this reorganization.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

10.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets as of December 31:

	2006			2007
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Capitalized software:
Capitalized software	$20,897	$(4,512)	$16,385	$28,910	$(8,865)	$20,045
Acquired technologies	40,160	(16,214)	23,946	47,422	(24,046)	23,376

Total capitalized software	61,057	(20,726)	40,331	76,332	(32,911)	43,421
Other intangible assets:
Customer base and contracts	47,593	(17,413)	30,180	78,323	(26,725)	51,598
Business licenses and partnership agreements	18,137	(6,092)	12,045	32,420	(17,485)	14,935
URLs	16,950	(4,238)	12,712	16,950	(5,182)	11,768
Trade names	1,020	(160)	860	3,698	(764)	2,934

Total other intangible assets	83,700	(27,903)	55,797	131,391	(50,156)	81,235

Total intangible assets	$144,757	$(48,629)	$96,128	$207,723	$(83,067)	$124,656

These intangible assets are amortized using the greater of the straight-line method over the estimated useful life of the respective asset or the undiscounted cash flows method. The Company had trademarks not subject to amortization with carrying values of $7,941 and $7,949 as of December 31, 2006 and 2007, respectively. Refer to Note 4 for information on the impairment of CDC Games license fee assets.

The following table summarizes the actual amortization expense and the estimated amortization expense for each of the past three years and each of the following five years based on the current amount of capitalized software and other intangible assets subject to amortization:

	Cost of Revenue		Operating Expenses	Total
Year ended December 31:	Capitalized Software	Acquired Technologies	Other Intangible Assets
Actual:
2005	$1,049	$6,105	$6,084	$13,238
2006	$3,347	$6,340	$8,315	$18,002
2007	$5,802	$11,239	$12,657	$29,698
Estimated:
2008	$9,077	$7,096	$16,017	$32,190
2009	$8,563	$5,589	$12,823	$26,975
2010	$2,375	$4,857	$9,747	$16,979
2011	$19	$3,545	$5,918	$9,482
2012 and thereafter	$11	$2,289	$36,730	$39,030

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS

Financing arrangements at December 31, 2006 and 2007, were as follows:

	December 31,
	2006	2007
Proceeds from issuance of convertible notes	$168,000	$168,000
Discount on debt	(6,141)	(4,877)
Fair value of compound derivative at the end of the year	5,786	11,782

Convertible notes	$167,645	$174,905

Credit line agreements	$—	$33,355
Financing agreements	18,700	—
Other financing arrangements	291	537

Total short term debt	$18,991	$33,892

(a)	Convertible Notes

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

Contingent Written Put Option 3. If the Company sustains an event of default (defined as (i) failure to pay when due any principal and/or interest due on the note, (ii) default or breach in the performance of any material covenants in the note agreement or failure to timely file with the SEC all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended, (iii) default or breach in the performance of any of the material covenants in the registration rights agreement or payment of any liquidated damages under such agreement as and when due, (iv) bankruptcy, insolvency or the appointment of receivership of the Company or any of its material subsidiaries, (v) court decree that it is illegal for the Company or either of the two wholly-owned subsidiaries to comply with any of its material obligations under the note agreement and related agreements, (vi) any default of indebtedness of the Company or any of its subsidiaries that individually or in the aggregate exceeds $5,000 and such default results in the redemption or acceleration of such indebtedness, or (vii) judgment against the Company or any of its material subsidiaries for payment of money in excess of $5,000, which is not discharged within 60 days), the holder has the right to force the Company to repurchase all or any portion of the outstanding note in cash for an amount equal to the sum of (i) the principal of the note, (ii) all accrued and unpaid interest, and (iii) any additional amounts. The accrued and unpaid interest amount will be based on the lower of 18% or the highest rate permitted by applicable law, applied retroactively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the PRC were to require the Company to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the note agreement.

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

The registration rights agreement represents a contingent obligation of the Company to make future payments under a registration payment arrangement. The Company accounts for the registration rights agreement in accordance with SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”) and FASB Interpretation No.14, “Reasonable Estimation of the Amount of a Loss”. At December 31, 2006 and 2007, the Company did not accrue for contingent obligation related to the registration rights agreement because of the remote likelihood that it will incur a loss under the registration rights agreement.

Contingent Payment 5. If any of the taxing jurisdictions of the U.S., Cayman Islands or the PRC were to compel the Company to withhold or deduct a tax with respect to any amounts to be paid by the Company under the note, the Company is obligated to pay such additional amounts on behalf of the note holders. The Company is required to bifurcate this contingent payment right pursuant to SFAS 133.

Dividends Participation Right. The holder of a note participates in any distributions of cash or other assets that the Company or either of the two wholly-owned subsidiaries makes to the holders of the Company or the two wholly-owned subsidiaries’ common stock, respectively. Specifically, upon declaration/payment of any such dividends, the holder can elect to either (i) receive the same amount and type of consideration as the underlying common shareholders on an as-converted basis into which the note is convertible based on the applicable conversion price then in effect or (ii) reduce the conversion price then in effect by multiplying it by a ratio that is designed to maintain the value of the conversion option.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In November 2006, the net proceeds of the $168,000 were allocated as follows: $161,683 to the convertible notes and $6,317 to the compound embedded derivatives liability. The initial discount on the convertible notes is being amortized as interest expense in the accompanying consolidated statements of operations over the five-year term using the effective interest method.

In accordance with SFAS 133, the Company aggregated and accounted for the embedded derivatives as one compound derivative. The compound embedded derivative is comprised of the following: Contingent Written Put Options 1 & 2, Contingent Payments 1-3 and 5. The Company used a binomial option pricing model to calculate the fair value of the Contingent Written Put Options 1 & 2 and the Contingent Payments 1 & 2. The Company valued the Contingent Payment 3 & 5 using a discounted present value approach. The Company values the embedded derivatives at each subsequent reporting period and records the change in value of the derivatives in its own line item in the accompanying consolidated statements of operations.

Details of the compound derivative for the years ended December 31, 2006 and 2007 are as follows:

	Year ended December 31,
	2006	2007
Fair value of compound derivative at the beginning of the year	$6,317	$5,786
(Gain) loss on change in fair value of derivatives	(531)	5,996

Fair value of compound derivative at the end of the year	$5,786	$11,782

The Company recorded debt issuance costs of $3,460 in conjunction with the issuance of the convertible notes, which are included in prepayments and other current assets and other assets on the accompanying balance sheets. The debt issuance costs are being amortized over 5 years on a straight-lined basis. The amortization expense is recorded in interest expense on the accompanying statements of operations.

The estimated fair value of the Convertible Notes at December 31, 2006 and 2007 was $167,645 and $158,406, respectively.

(b)	Financing Agreements

In 2006 in connection with the purchase of certain CDO investments (Note 7), the Company and China.com Inc. entered into separate and independent financing agreements with two financial institutions, collectively referred to as the “Bank”, in the aggregate nominal amount of $38,700. The Company entered into a credit facility agreement with the Bank pursuant to which the Bank agreed to pay the Company the aggregate amount of $38,700 for payment of the purchase price of the collateralized debt obligations. The Company pledged certain held-to-maturity U.S. agency bonds as collateral for payments due under the financing agreements. These pledged securities all had maturity dates within 12 months and interest rates ranging from 2.58% to 3.2%. As these securities matured, a portion of the loan was settled with the cash proceeds. At December 31, 2006, the aggregate balance of the financing agreements was $18,700, and the total amount of securities pledged at December 31, 2006, was $30,504, all of which was classified as a restricted investment. The weighted average interest rate on these agreements during 2006 and at December 31, 2006, was 5.6%. During 2007, the balance of $18,700 was paid and no pledged securities remained at December 31, 2007. The weighted average interest rate on these agreements during 2007 was 5.6%.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(c)	Credit Line Agreements

Under the line of credit arrangement with a financial institution, the Company may borrow up to $100,000 on such terms as the Company and the financial institution mutually agree upon. Interest is payable at the end of each interest period and is calculated using the London Inter-Bank Offered Rate (“LIBOR”) for the applicable interest rate period plus 0.2% per annum (4.42% at December 31, 2007). Except for loans of $10,000 that were repaid in 2006, this arrangement does not have a termination date but is reviewed annually for renewal. At December 31, 2006 and 2007, the Company had Nil and $30,000 outstanding, respectively, and the unused portion of the credit line was $100,000 and $70,000, respectively.

The Company utilized a margin facility to draw a revolving line of credit, with balances outstanding of Nil and $1,872 at December 31, 2006 and 2007, respectively. Interest is payable based upon LIBOR for the applicable interest rate period plus 0.75% per annum (4.97% at December 31, 2007). To secure the line of credit, the Company pledged some of the Company’s available-for-sale securities, which are recorded as restricted available-for-sale securities on the Company’s balance sheet.

A subsidiary of the Company had a line of credit with a financial institution in which the subsidiary may borrow up to $6,500. The loan had an outstanding balance of Nil and $905 as of December 31, 2006 and 2007, respectively and the unused portion of the credit line was $6,500 and $5,595 at December 31, 2006 and 2007, respectively. Accrued unpaid interest is payable monthly based upon LIBOR for the applicable interest rate period plus 2.20% per annum (6.42% at December 31, 2007). The loan is secured by the assets of the subsidiary.

Under the line of credit arrangement between a financial institution and subsidiary of the Company, the financial institution allows the subsidiary to borrow up to 80% of the subsidiary’s accounts receivable balance. There was an outstanding balance of Nil and $579 as of December 31, 2006 and 2007, respectively. Interest is variable and was 11.2% at December 31, 2007.

During 2006, the Company discontinued a $250,000 line of credit agreement with a financial institution. This line of credit consisted of a repurchase agreement pursuant to which the Company sold certain debt securities to the financial institution at a discounted price, and the financial institution agreed to sell the same debt securities back to the Company at the same price at the termination of the agreement. Throughout the term of the agreement the financial institution paid to the Company any income associated with the debt securities, and the Company paid to the financial institution interest calculated using LIBOR plus 0.2% per annum. Loans of $16,249 were repaid in 2006 prior to the line of credit being discontinued.

In connection with the credit lines granted to the Company, the Company maintained compensating balances of $1,996 and $5,454, in restricted cash at December 31, 2006 and 2007, respectively, available-for-sale debt securities of Nil and $30,867 at December 31, 2006 and 2007, respectively, and held-to-maturity debt securities with a net book value of $30,504 and Nil at December 31, 2006 and 2007, respectively.

The maturities of long-term debt for the five years subsequent to December 31, 2007, are as follows: 2008 - Nil; 2009 - Nil; 2010 - Nil; 2011 - $168,000; and 2012 - Nil.

The weighted average interest rates on short-term borrowings during the year were 3.6% in 2005, 4.6% in 2006 and 5.5% in 2007. The weighted average interest rates on short-term borrowings at December 31, 2006 and 2007, were 4.5% and 5.1% per annum, respectively.

As of December 31. 2007, the Company was in compliance with all of its debt covenants. During 2008, the Company determined that it violated certain terms of its Convertible Notes. See Note 23 for further details.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are as follows:

	Unrealized gains (losses) on available- for-sale securities	Foreign currency translation adjustments	Total
Balance at December 31, 2005	$(2,588)	$5,217	$2,629
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	681	—	681
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	11	—	11
Foreign currency translation adjustments	—	8,528	8,528
Realized losses, net of gains and income taxes included in net loss	(5)	—	(5)

Balance at December 31, 2006	$(1,901)	$13,745	$11,844
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	2,215	—	2,215
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	(270)	—	(270)
Foreign currency translation adjustments	—	11,835	11,835
Realized losses, net of gains and income taxes included in net loss	(450)	—	(450)

Balance at December 31, 2007	$(406)	$25,580	$25,174

13.	RELATED PARTY TRANSACTIONS

The Company had the following material transactions with related parties during the years ended December 31, 2005, 2006 and 2007.

(a) BBMF Group Inc. In January 2007, the Company entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which it provided a $3,000 loan to BBMF, for working capital purposes and to accelerate the business expansion of the BBMF group of companies. In January 2008 all principal amounts outstanding together with interest accrued thereon was converted into common shares of BBMF Group Inc. In addition, in December 2007, CDC Games entered into a purchase agreement with an existing shareholder of BBMF Inc. to purchase 346,800 shares of BBMF, Inc. for aggregate consideration of $6,800. Under the purchase agreement, CDC Games transferred $6,800 to an escrow account in December 2007. The share purchase was completed by CDC Games in January 2008 and is included as a component of “Investments under cost method” in the Company’s consolidated balance sheets. Effective January 2008, the Company will account for this investment under the equity method. Subsequent to CDC’s investment, BBMF, Inc. distributed all of the shares of BBMF Group, Inc. held by it to its shareholders on a pro rata basis and BBMF, Inc. Currently, CDC Games directly owns approximately 20.8% of BBMF Group, Inc.

BBMF Group Inc. is owned 16.03% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of CDC Corporation. In addition, Mr. Antony Ip serves as the chairman and a director of BBMF. Antony Ip is the son of Peter Yip. In addition, Mr. Ip serves as a director of CDC Games.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(b) Golden Tripod Limited (“Golden Tripod”). For the years ended December 31, 2005, 2006 and 2007, the Company paid management fees of $77, $77 and $45, respectively, to Golden Tripod, an entity affiliated with Xinhua, one of the Company’s shareholders, for the provision of general management services to the Company, including consultancy fees provided by Golden Tripod.

(c) Dr. Raymond Ch’ien (“Dr. Ch’ien”). Effective August 30, 2005, Dr. Ch’ien resigned from his position as the Company’s Chief Executive Officer and Executive Chairman but continues to serve on the Board of Directors as its Chairman. In connection with his resignation, the Company entered into an agreement with Dr. Ch’ien which governs the terms and conditions of his resignation. Among other things, the agreement provides for the following:

•

The Company agreed to give Dr. Ch’ien until December 31, 2005, in which to exercise 300,000 options that were granted to Dr. Ch’ien on May 11, 2004, at an exercise price of $7.77 pursuant to his executive services agreements and that had vested as of August 30, 2005. All of such options were cancelled on December 31, 2005;

•

The Company agreed that 879,167 options granted to Dr. Ch’ien that had vested as of August 30, 2005, with exercise prices ranging from $2.6860 to $6.8125 per share shall not expire as long as Dr. Ch’ien remains on the Board of Directors, or until the relevant option termination date. As of May 31, 2008, Dr. Ch’ien had exercised 377,500 of such options and an additional 546,667 options remain outstanding;

•

The Company agreed to grant, and did grant to Dr. Ch’ien, on January 1, 2006, 45,000 options under the 1999 Stock Option Plan. The exercise price of these options is $3.22, and such options vest in 3 equal semi-annual installments over an 18-month period from the date of grant; and

The Company agreed to continue to maintain a health insurance policy for Dr. Ch’ien, his spouse and immediate family with terms and conditions similar to that available to the Company’s other Hong Kong-based executives for as long as Dr. Ch’ien remains on the Board of Directors.

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

In consideration of providing the services of Mr. Yip, the Company agreed to pay APOL cash remuneration of $.001 per annum; grant APOL options to purchase 2.4 million shares of the Company’s Class A common stock at an exercise price of $3.99 per share, which shall vest quarterly over a three-year period, the “Quarterly Vest Options”; and grant of options to purchase up to 2,399,999 of the Company’s Class A common stock at an exercise price of $3.99 per share, which shall vest in installments upon the achievement of specified milestones, which include the following, the “Contingent Options”:

•	a public listing of the Company’s software related business;

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

•	a listing of China.com Inc. outside of Hong Kong or moving China.com Inc.’s listing to the main board of the Hong Kong Stock Exchange;

•	a public listing of the Company’s online games business;

•	a public listing of any other business acquired by the Company after the date of this agreement or the acquisition of at least 20% of a company listed on a recognized stock exchange; and

•	a public listing of any other business of the Company.

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

In the event a change of control of the Company occurs and the agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL giving six (6) months advance notice of termination, then the Quarterly Vest Options and the Contingent Options shall accelerate and fully vest. In addition, in the event a change of control of the Company occurs, and Mr. Yip remains in good standing with us or the Company’s successor through the first anniversary of such change in control, then the Quarterly Vest Options and the Contingent Options shall accelerate and fully vest. A change of control shall be deemed to occur in the event any person, other than the Company or APOL, becomes the owner of 20% or more of the combined voting power of the Company’s outstanding securities.

Under the terms of the agreement, the Company also agreed to reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining, including duties performed on behalf of us, in accordance with the the Company’s internal policies.

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

As of December 31, 2007, APOL is the owner of 11,987,253 Class A common shares of the Company and had outstanding options to purchase additional 5,744,999 Class A common shares of the Company, of which 1,879,996 options were exercisable at December 31, 2007. Included in APOL’s outstanding option total were 600,000 Class A common shares of the Company, which were originally issued on March 25, 2004, with an exercise price of $8.25 per share, but were cancelled on January 3, 2006, and were replaced by a new grant with an exercise price of $3.22 per share. In addition, as of December 31, 2007, Mr. Yip held exercisable options to purchase 90,000 Class A common shares of the Company. Mr. Yip’s spouse also owns 4,496,396 Class A common shares of the Company.

(e) Harry Edelson lawsuit against the Company. In connection with Harry Edelson, a former director of the Company, lawsuit against the Company, the Company is paying the costs of outside counsel retained to represent Dr. Raymond Ch’ien and Peter Yip in this matter (Note 21). For the years ended December 31, 2005, 2006 and 2007, the Company paid $53, Nil and Nil, respectively, for such fees.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

14.	VARIABLE INTEREST ENTITIES

The MVAS and Internet content services are subject to foreign ownership restrictions in the PRC. To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of telecommunications and other information services within the PRC, the Company provides substantially all of its MVAS and Internet portal services through its variable interest entities (“VIEs”). These VIEs are owned by certain employees of the Company who are PRC citizens (the “Nominees”). The Company funds the capital invested in these companies via interest-free loans to these PRC employees. These loans are eliminated in consolidation along with the capital of the VIEs. As of December 31, 2006 and 2007, the total amounts of interest-free loans to the Nominees were approximately $8,236 and $13,911, respectively. The Company has not pledged any assets as collateral for the obligations of any of the VIEs, and the creditors of the VIEs do not have recourse to the general credit of the Company.

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

The following is a summary of the VIEs of the Company at December 31, 2007. All have been consolidated by the Company in accordance with FIN 46(R), because the Company is the primary beneficiary. The entities mentioned below have been organized under the laws of the PRC with Chinese names and do not have official English names.

(a) Beijing Newpalm Technology Co., Ltd. Beijing Newpalm Co., Ltd. (“Beijing Newpalm”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. Beijing Newpalm is owned by two PRC employees of the Company who own 50% each. The registered capital of Beijing Newpalm is $1,282.

(b) Beijing Wisecom Technology Co., Ltd. Beijing Wisecom Co., Ltd. (“Beijing Wisecom”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. Beijing Wisecom is 50% owned by the chief operation officer of China.com Inc., and the remaining 50% is owned by a PRC employee of the Company. The registered capital of Beijing Wisecom is $1,282.

(c) Beijing China.com Technology Services Co., Ltd. Beijing China.com Technology Services Co., Ltd. (“Beijing China.com”) is a PRC company which operates the portal “www.China.com”

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

under its Internet content company license and sells the online advertising space to advertisers or their agents. Beijing China.com is 40% owned by the chief operating officer of China.com Inc., and the remaining 60% is owned by two PRC employees of the Company who own 40% and 20%, respectively. The registered capital of Beijing China.com Inc. is $1,282.

(d) Beijing He He Technology Co., Ltd. Beijing He He Technology Co., Ltd. (“Beijing He He”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. Beijing He He is owned by two PRC employees of the Company who own 50% each. The registered capital of Beijing He He is $1,282.

(e) Shenzhen KK Technology Ltd. Shenzhen KK Technology Ltd. (“SZ KK”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. SZ KK is owned by two PRC employees of the Company who own 50% each. The registered capital of SZ KK is $1,282.

(f) Beijing TimeHeart Information Technology Ltd. Beijing TimeHeart Information Technology Ltd. ("TimeHeart") is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. TimeHeart is owned by two PRC employees of the Company who own 50% each. The registered capital of TimeHeart is $2,116.

(g) Beijing Straight Show Technology Co., Ltd. Beijing Straight Show Technology Co., Ltd. ("Straight Show") is a PRC company which provides online media publishing services in Mainland China. Straight Show is owned by two PRC employees of the Company who own 50% each. The registered capital of Straight Show is $128.

(h) Beijing Hulian Jingwei Technology Development Co., Ltd. Beijing Hulian Jingwei Technology Development Co., Ltd. ("Hulian Jingwei") is a PRC company which provides online game publishing services in Mainland China. Hulian Jingwei is owned by two PRC employees of the Company who own 70% and 30%, respectively. The registered capital of Hulian Jingwei is $128.

(i) Beijing Dianzong Advertising Media Co., Ltd. (formerly know as Beijing Xianda Hulian Technology Development Co., Ltd.) Beijing Dianzong Advertising Media Co., Ltd. ("Dianzong") is a PRC company which provides online game publishing services in Mainland China. Dianzong is owned by two PRC employees of the Company who own 50% each. The registered capital of Dianzong is $1,282.

(j) Guangzhou Optic Communications Ltd. Guangzhou Optic Communications Ltd. ("Guangzhou Optic") is a PRC company which provides online game publishing services in Mainland China. Guangzhou Optic is owned by three PRC employees of the Company who own 34%, 33% and 33% each, respectively. The registered capital of Guangzhou Optic is $3,972.

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

Significant components of the provision for income taxes are as follows:

	Year ended December 31,
	2005	2006	2007
Current tax expense allocated to:
Continuing operations	$1,259	$4,144	$5,350
Discontinued operations	—	—	—

	1,259	4,144	5,350

Deferred tax expense (benefit) allocated to:
Realization of tax benefits of acquired entities reflected as a reduction of goodwill	3,828	5,857	396
Operations	(130)	(6,939)	5,104

Continuing operations	3,698	(1,082)	5,500

Total income tax expense	$4,957	$3,062	$10,850

	Year ended December 31,
	2005	2006	2007
International:
Current	$741	$2,774	$4,385
Deferred	1,871	3,744	5,086

U.S.:
Current	518	1,370	965
Deferred	1,827	(4,826)	414

Total income tax expense	$4,957	$3,062	$10,850

Income before provision for income taxes consists of the following:

	Year ended December 31,
	2005	2006	2007
International	$(1,900)	$20,292	$(111,541)
U.S.	4,802	(4,078)	(1,193)

Income (loss) before income taxes	$2,902	$16,214	$(112,734)

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Deferred tax liabilities and assets consist of the following:

	As of December 31,
	2006	2007
Deferred tax assets:

Short-term
Deferred revenue	3,652	3,660
Accruals and reserves	4,968	4,011
Other	3,949	668
Valuation allowance	(7,508)	(4,916)

Net short-term deferred tax assets	5,061	3,423

Long-term
Net operating loss carryforwards	77,727	81,573
Net capital loss carryforwards	3,902	5,347
Book and tax base differences on assets	2,172	2,533
Alternative minimum tax credit	385	66
Investment Tax Credit	—	2,761
Research and development	1,963	2,723
Deferred compensation	1	—
Other	—	7,342
Valuation allowance	(51,461)	(57,769)

Net long-term deferred tax assets	34,689	44,576

Total net deferred tax assets	39,750	47,999

Deferred tax liabilities:
Short-term
Other	$(1,641)	$(942)

Total short-term deferred tax liabilities	(1,641)	(942)

Long-term
Acquired intangible assets	(10,700)	(19,798)
Capitalized software	(1,477)	(3,280)
Indefinite lived assets	(2,764)	(2,427)
Other	(1,100)	(2,991)

Total long-term deferred tax liabilities	(16,041)	(28,496)

Total deferred tax liabilities	(17,682)	(29,438)

Net deferred tax asset	$22,068	$18,561

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The reconciliation of income taxes computed at the respective statutory tax rates, which ranged from 0% to 40% for each of the years ended December 31, 2005, 2006 and 2007, to the effective income tax provision recorded is as follows:

	Year ended December 31,
	2005	2006	2007
Income tax expense computed at the respective statutory rates	$2,679	$5,038	$(13,712)
Changes in tax rates	875	94	2,287
Tax holiday concession	(2,551)	(5,052)	(1,745)
Impact of foreign earnings	—	—	3,704
Non-deductible items	2,594	3,288	16,715
Prior year true-up	—	(34)	286
Other	—	129	(1,177)
Non-taxable items	(1,938)	—	—
Capital loss	—	—	(1,288)
Credits	—	—	(1,569)
Change in acquisition goodwill affecting provision for income taxes	—	—	243
Change in valuation allowance affecting provision for income taxes	3,298	(401)	7,106

Total income tax expense from continuing operations	$4,957	$3,062	$10,850

Total income tax expense (benefit) from discontinued operations	$—	$—	$—

The Company considers itself to be permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly, no deferred income tax liability related to its foreign subsidiaries’ unremitted earnings have been included in the Company's provision for income taxes. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

Due to its history of losses, the Company does not believe that sufficient objective and positive evidence currently exists to conclude that the recoverability of certain of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances of $58,969 and $62,685 as of December 31, 2006 and 2007, respectively, to cover its net deferred tax assets. The valuation allowance for deferred tax assets has increased by $3,716 in 2007.

At December 31, 2007, the Company had world wide net operating loss carryforwards of approximately $299,496 for income tax purposes, $126,181 of which will expire from 2008 to 2028 and $173,315 of which can be carried forward indefinitely. In the U.S., the Company had federal and state net operating loss carryovers of $69,956 of which $60,060 are subject to significant limitation provisions. The Company also had a U.S. net capital loss carryover of $10,279 which will expire in 2008 and are subject to significant limitation provisions. The limitation provisions which are imposed by the U.S. Internal Revenue Service significantly restrict the Company’s ability to realize the benefits of these U.S. carryovers.

Effective January 1, 2007, the Company adopted FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under the

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

interpretation, the Company shall recognize the financial statement effects of a tax position when it is more likely than not, based upon the technical merits, that the position will be sustained upon examination. Conversely, the Company shall derecognize a previously recognized tax position in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. A tax position that meets the more likely than not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority. The Company also recognizes interest expense by applying a rate of interest to the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in a tax return. The Company classifies interest expense and related penalties, if any, with respect to its uncertain tax positions in the provision for income taxes.

Upon adoption of FIN 48, $2,505 was recorded as an adjustment to opening retained earnings.

For the year ended December 31, 2007 the Company recognized $1,530 of additional interest and penalties related to its unrecognized income tax benefits in its income tax provision. As of December 31, 2007 the Company’s cumulative FIN 48 accrual includes $1,950 in interest and penalties.

The following table describes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdictions	Open Years
United States	1995 - 2007
Non – United States	1999 -2007

The following table summarizes the changes to the gross amounts of unrecognized tax benefits during the year ended December 31, 2007.

2007
Balance as of January 1,	$7,406
Increases related to prior year tax positions	890
Decreases related to prior year tax positions	(3,450)
Increases related to current year tax positions	4,103
Settlements	—
Lapse of statute of limitations	—
Foreign currency impact	151

Balance as of December 31,	$9,100

These liabilities are primarily included as a component of long-term “Other liabilities” in the Company’s consolidated balance sheets because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. As of December 31, 2007, $4,300 of unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities.

It is expected that the amount of unrecognized tax benefits will change for various reasons in the next 12 months; however, the Company does not expect that change to have a significant impact on its financial position or results of operations.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Newpalm (China) Information Technology Company Limited (“Newpalm”), a subsidiary of Palmweb Inc. established in the PRC, is governed by the Income Tax Laws of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Newpalm is subject to corporate income tax at a rate of 33% (30% state income tax plus 3% local income tax). Under the PRC Income Tax Laws, foreign investment enterprises satisfying certain criteria receive preferential tax treatment. Because Newpalm has obtained the status of “manufacturing enterprise”, it is entitled to a reduced corporate income tax rate of 15%. During the year ended December 31, 2005, Newpalm received a confirmation from the relevant tax authorities that it would be fully exempt from PRC corporate income tax for the 2004 fiscal year and is entitled to a 50% tax reduction from 2005 to 2007 fiscal years. The tax concessions were $1,479 and $199 for the years ended December 31, 2006 and 2007, respectively, and the per share effects were approximately Nil and Nil for the years ended December 31, 2006 and 2007, respectively.

Beijing He He established in the PRC, is governed by the PRC Income Tax Laws. Under the PRC Income Tax Laws, enterprises satisfying certain criteria receive preferential tax treatment. Because Beijing He He has obtained the status of “new high technology enterprise” and is registered and operating in the Beijing Zhongguancun Science Park, it is entitled to a reduced corporate income tax rate of 15% upon expiry of its tax holiday period. Beijing He He was granted a “tax holiday” for exemption of PRC corporate income tax for three years starting from 2003 and is entitled to a 50% tax reduction, subject to official approval from the relevant PRC tax authority, for three consecutive years starting from 2006. The tax concession was $90 and $54 for the years ended December 31, 2006 and 2007, respectively, and the per share effect was approximately Nil and Nil for the years ended December 31, 2006 and 2007.

Pivotal Bangalore Software Development Private Limited (“Pivotal India”), a subsidiary of Pivotal Corporation established in India, is subject to Indian corporate income tax at a rate of 35%. Upon fulfilling certain criteria, Pivotal India is entitled to certain Indian corporate income tax exemptions due to its status as a “100% Software Export Oriented Unit” located in the Bangalore Software Technology Park. Management believes that the necessary criteria for tax exemption have been met for the full year of 2006 and 2007 and accordingly, no provision for Indian corporate income tax has been made for the years. The tax concessions were $289 and $356 for the years ended December 31, 2006 and 2007, respectively, and the per share effect was Nil and Nil for the years ended December 31, 2006 and 2007. The corporate income tax exemption is available until March 31, 2010. Management believes that Pivotal India will fulfill the necessary criteria for tax exemption in future periods. The effect of the future tax exemptions will be recognized when the fulfillment of such criteria is ascertained.

16.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the years ended December 31, 2005, 2006, and 2007, are calculated using the two-class stock method, which is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to participation rights in undistributed earnings. Basic earnings (loss) per share are calculated by dividing net earnings available to common stockholders by weighted-average common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing net earnings available to common stockholders by weighted-average common shares outstanding during the period plus dilutive potential common shares. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2005		2006		2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator for basic and diluted earnings (loss) per share:
CDC Corporation net income (loss)	$(3,514)	$(3,514)	$10,840	$10,840	$(105,033)	$(105,033)
Net adjustments(a)	50	46	—	(9)	—	—

Adjusted earnings (loss) available from continuing operations	(3,464)	(3,468)	10,840	10,831	(105,033)	(105,033)
Amount allocated to convertible noteholders	—	—	(223)	(225)	—	—

Net earnings (loss) available to common stockholders from continuing operations	(3,464)	(3,468)	10,617	10,606	(105,033)	(105,033)
Earnings (loss) available from discontinued operations	(50)	(50)	—	—	—	—

Net earnings (loss) available to common stockholders for per-share calculation	$(3,514)	$(3,518)	$10,617	$10,606	$(105,033)	$(105,033)

Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	111,085,657	111,085,657	107,950,544	107,950,544	107,160,474	107,160,474
Employee compensation related shares, including stock options(b)	—	—	—	1,128,848	—	—

Total weighted average number of shares	111,085,657	111,085,657	107,950,544	109,079,392	107,160,474	107,160,474

Per share amounts:
Earnings (loss) from continuing operations	$(0.03)	$(0.03)	$0.10	$0.10	$(0.98)	$(0.98)
Earnings (loss) from discontinued operations	(0.00)	(0.00)	—	—	—	—

Net earnings (loss) per share	$(0.03)	$(0.03)	$0.10	$0.10	$(0.98)	$(0.98)

(a)	Includes the basic and dilutive effects of subsidiary-issued stock-based awards.
(b)	The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s stock options for 2005 and 2007 because their inclusion would have been antidilutive.

Income has been allocated to the common stock and convertible notes based on their respective rights to share in dividends. 2,263,642 and 16,200,579 weighted average shares related to the convertible notes were not included in the 2006 and 2007 diluted earnings per share calculations, respectively, because to do so would have been antidilutive.

Earnings-per-share amounts are computed independently for earnings (loss) from continuing operations, earnings (loss) from discontinued operations and net earnings (loss). As a result, the sum of per-share amounts from continuing operations and discontinued operations may not equal the per-share amounts for net earnings.

During the years ended December 31, 2006 and 2007, the Company agreed to issue 343,617 and 162,936, respectively, Class A common shares in future years as additional purchase consideration for acquired subsidiaries. All of these shares have been included in the Company’s weighted average basic and diluted earnings per share calculation for the years ended December 31, 2006 and 2007.

17.	CONCENTRATION OF RISKS

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

Illiquidity and Market Value Volatility Risk

There can be no assurance of a liquid secondary market for our CDO investments. Our investment in preference shares could be particularly exposed to both liquidity and market value volatility risk if a CDO is required to liquidate assets and is forced to accept sales prices less than those paid for the assets or less than what the collateral manager may consider to be their fair value. The collateral consists primarily of securities not registered under the Securities Act of 1933 and should be considered illiquid. As a result, should a default or event of default occur under the CDO Indenture which would permit or require liquidation of the collateral, there is no assurance that a ready market will exist for the collateral, and the proceeds of such sale may not be sufficient to repay the preference shares in full.

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

Default and Yield Risk

Preference shares in a CDO investment typically bear the risk of loss or other shortfalls prior to any classes of securities which are senior to them, and as a consequence are extremely sensitive to the delinquency and loss performance of the underlying assets. Any such losses and other shortfalls with respect to the collateral will be borne first by the holders of the preference shares and then by the holders of the most junior class of notes then outstanding. Further, the rate at which principal payments will be received on the securities will be dependent on the rate of principal payments (including prepayments) on the underlying assets and may fluctuate significantly over time. Such fluctuations will affect the yield to the issuer, as holder of such securities. The entities housing these CDO investments are VIEs. However, as the Company’s ownership in each does not constitute a primary beneficiary interest, the Company has not consolidated either entity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, accounts receivable, notes receivable and other receivables. The maximum amount of loss would be $124,773 if the counterparties for non-government sponsored entity security investments, accounts receivable, notes receivable and other receivables failed to perform.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Concentration of Business Risk

Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 18%, 15% and 11% of the Company’s revenue for the years ended December 31, 2005, 2006 and 2007, respectively.

Dependence on Mobile Telecommunication Operators

The Company offers mobile services and applications to customers primarily through the two mobile network operators in the PRC, China Mobile Communications Corporation and China United Telecommunications Corporation, which serve most of the PRC’s mobile subscribers. Such dominant market position limits the Company’s negotiating leverage with these network operators. If the Company’s various contracts with either network operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer the services, and the business would be significantly impaired. For the year ended December 31, 2007, the Company derived 2.1% of its total revenue from mobile services and applications business, a substantial portion of which was derived using the networks of the mobile network operators.

Current Vulnerability due to Certain Concentrations

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. The PRC government has been pursuing economic reform policies for the past 20 years. However, the PRC government may discontinue or alter such policies especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. Additionally, the PRC government’s pursuit of economic reforms may not be consistent or effective.

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

The Renminbi (“RMB”) is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. At December 31, 2006 and 2007, the Company had RMB-denominated currency holdings amounting to $25,981 and $14,339, respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

18.	SHARE CAPITAL

Pursuant to its articles of association, the Company is authorized to issue up to 800,000,000 shares of Class A common shares and up to 5,000,000 shares of preferred shares. The holder of each Class A Common Share is entitled to one vote on all matters upon which the Class A Common Share is entitled to vote. The Board of Directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to fix the designations, powers, preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. At December 31, 2006 and 2007, there are no preferred shares outstanding.

The following table sets forth the number and price range of shares issued during the years ended December 31, 2005, 2006 and 2007, from the exercise of stock options granted to employees, and the number and price range of shares repurchased and retired during the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Class A common shares issued for exercise of stock options	281,523	2,400,796	2,926,391
Range of purchase prices per share	$0.43 to $3.49	$0.43 to $8.34	$0.43 to $8.93

Class A common shares issued for exercise of employee stock purchase plan	177,873	161,232	191,649
Range of purchase prices per share	$2.58 to $2.67	$4.49 to $9.07	$7.33 to $9.04

Class A common shares repurchased	—	6,088,624	2,794,314
Range of repurchase prices per share	—	$3.91 to $5.67	$3.96 to $9.58

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

CDC Corporation

2005 Stock Incentive Plan

On November 4, 2005, the Company’s shareholders approved the 2005 Stock Incentive Plan (the “2005 Plan”). The purpose of the 2005 Plan is to make available incentives, including alternatives to stock options, that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote the business of the Company and its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. During 2007, options for the purchase of an additional 10 million shares were approved by the shareholders of the Company, which increased the options available for grants for the purchase of shares to 30 million.

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares (“Shares”) which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under the 1999 Stock Option Plan (the “1999 Plan”). As of December 31, 2007, of the 30 million Shares reserved for grant under the 1999 Plan, 10,674,176 Shares remain available for future grant, and there are 12,822,678 Shares to be issued upon the exercise of outstanding options under the 1999 Plan. The 2005 Plan is administered by a committee of the Board of Directors, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period.

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

On December 29, 2005, the Company’s Compensation Committee approved the acceleration of vesting of certain unvested and “out of the money” stock options with exercise prices equal to or greater than $3.50 per share which were previously awarded to employees, including executive officers and directors, under the 1999 Plan. The acceleration was effective as of December 29, 2005. Options to purchase approximately 1.7 million shares of common stock, or 37 % of the Company’s outstanding unvested options, were subject to the acceleration. The options had a range of exercise prices of $3.79 to $7.38 and a weighted average exercise price of $4.32. The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options upon the adoption of SFAS 123(R) in January 2006. The Company also believed that because the options that were accelerated had exercise prices in excess of the current market value of the Company’s common stock, the options had limited economic value and were not fully achieving their original objective of employee retention and incentive compensation.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning outstanding options and stock appreciation rights at December 31, 2007.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	29,103	6.64	$0.44	$129
$1.06-$1.98	26,173	6.26	$1.70	83
$2.05-$2.99	746,475	6.10	$2.84	1,513
$3.02-$3.80	2,546,346	7.57	$3.27	4,085
$3.95-$5.00	6,829,843	8.10	$4.18	4,747
$5.06-$9.94	2,379,276	7.96	$6.73	—
$10.66-$19.19	69,122	6.21	$12.41	—
$21.62-$29.92	165,940	2.39	$24.34	—
$32.13-$48.41	15,200	2.19	$39.02	—
$58.56-$68.81	15,200	2.32	$59.12	—

December 31, 2007 outstanding	12,822,678			$10,557

The following table summarizes information concerning exercisable options and stock appreciation rights at December 31, 2007.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	28,982	6.64	$0.44	$128
$1.06-$1.98	25,629	6.26	$1.69	81
$2.05-$2.99	625,111	5.80	$2.83	1,278
$3.02-$3.80	1,500,774	7.29	$3.29	2,365
$3.95-$5.00	2,896,511	7.76	$4.41	1,328
$5.06-$9.94	1,044,762	6.26	$6.30	—
$10.66-$19.19	29,122	2.32	$15.24	—
$21.62-$29.92	165,940	2.39	$24.34	—
$32.13-$48.41	15,200	2.19	$39.02	—
$58.56-$68.81	15,200	2.32	$59.12	—

December 31, 2007 exercisable	6,347,231			$5,180

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning options and stock appreciation rights expected to vest at December 31, 2007.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	87	6.65	$0.43	$—
$1.06-$1.98	392	6.65	$1.84	1
$2.05-$2.99	87,382	7.66	$2.93	169
$3.02-$3.80	827,712	7.96	$3.22	1,362
$3.95-$5.00	3,839,999	8.33	$4.00	3,348
$5.06-$9.94	960,850	9.28	$7.06	—
$10.66-$19.19	28,800	9.04	$10.36	—
$21.62-$29.92	—	—	—	—
$32.13-$48.41	—	—	—	—
$58.56-$68.81	—	—	—	—

December 31, 2007 expected to vest	5,745,222			$4,880

A summary of the Company’s stock option and stock appreciation rights activities and related information for the years ended December 31, 2005, 2006 and 2007, is as follows:

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2006
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	11,667,138	$4.98
Granted	9,252,999	$4.15
Forfeited	(2,597,132)	$7.15
Exercised	(2,492,673)	$3.18

Outstanding at the end of the year	15,830,332	$5.19

Exercisable at the end of the year	7,247,170	$5.11

Weighted-average grant-date fair value of options granted during the year	$2.51

Intrinsic value of options exercised during the year	$7,934

	2007
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	15,830,332	$5.19
Granted	1,466,892	$6.17
Forfeited	(1,471,598)	$5.82
Exercised	(3,002,948)	$4.01

Outstanding at the end of the year	12,822,678	$5.06

Exercisable at the end of the year	6,347,231	$4.79

Weighted-average grant-date fair value of options granted during the year	$3.14

Intrinsic value of options exercised during the year	$14,361

The Company accounts for stock appreciation rights in accordance with SFAS 123(R). Stock appreciation rights are settled in shares and have similar characteristics as stock options. The Company issued no stock appreciation rights in 2005, and it issued 2,878,000 and 1,466,892 in 2006 and 2007, respectively. Included in the number of options are 2,789,002 stock appreciation rights outstanding at December 31, 2007.

Compensation expense charged to operations during the years ended December 31, 2006 and 2007, relating to stock options and stock appreciation rights was $3,902 and $5,426, respectively. As of December 31, 2007, the Company had unrecognized compensation expense of $8,383 before taxes, related to stock option awards and stock appreciation rights. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 1.0 years.

The fair value of options that vested during the years ended December 31, 2005, 2006 and 2007, was not significantly different than the amount of stock compensation expense that was charged to operations during the years ended December 31, 2006 and 2007, or that would have been charged to operations during the year ended December 31, 2005 under SFAS 123(R) as disclosed within Note 2. Net cash proceeds from the exercise of stock options during the years ended December 31, 2005, 2006 and 2007, were $1,052, $8,512 and $11,121, respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Management estimated the fair value of stock option awards on the date of grant or modification using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term. The main inputs into the model are estimated by management based on historical performance and management’s expectations of future results on the date of grant or modification. The fair value of each option grant was estimated at the date of grant or modification using the following weighted average assumptions:

Year ended December 31,
	2005	2006	2007
Range of U.S. risk-free interest rates	4.12% to 4.76%	4.50% to 4.76%	3.58% to 5.04%
Weighted expected life of options	5 years	6 years	5 years
Range of volatility	58% to 69%	55% to 58%	61% to 62%
Dividend yield	Nil	Nil	Nil

2004 Employee Share Purchase Plan

During 2004, the Company established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Class A common shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 1,000 Class A common shares for each plan period. The maximum number of Class A common shares, issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period. Compensation expense charged to operations during the years ended December 31, 2006 and 2007, relating to the employee share purchase plan was $324 and $454.

China.com Inc.

The Company’s China.com Inc. subsidiary is registered on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM”) and maintains certain stock-based compensation plans in addition to those maintained by the Company. China.com Inc. adopted a pre-IPO share option plan (the “Pre-IPO Plan”) and post-IPO share option plan (the “Post-IPO Plan”) on February 25, 2000, which will remain in force for 10 years. On April 30, 2002, China.com Inc. adopted a 2002 share option plan (the “2002 Plan”) which has an option life of 10 years. The Pre-IPO Plan and the Post-IPO Plan were operated for the purpose of recognizing the contributions of certain directors, employees, consultants and advisors of China.com Inc. and employees of the Company to the growth of China.com Inc. and/or the listing of shares of China.com Inc. on the GEM, while the 2002 Plan was operated for providing incentives and rewards to eligible participants who contribute to the success of China.com Inc.’s operations. Eligible participants of the Pre- IPO Plan and the Post-IPO Plan include China.com Inc.’s directors, consultants and advisors of China.com Inc., and employees of China.com Inc. The eligible participants of the 2002 Plan include China.com Inc.’s directors, full-time and part-time employees, advisors, consultants, vendors and suppliers of China.com Inc. and employees of the Company (as defined in the 2002 Plan).

The maximum number of shares which can be granted under the Pre-IPO Plan and the Post-IPO Plan must not exceed 10% of the issued share capital of China.com Inc. as at the date of listing of the shares on the GEM. For the 2002 Plan, the maximum number of shares which can be granted must not exceed 10% of the issued shares of China.com Inc. at the date of approval of such plan. At December 31, 2007, the number of shares issuable under the Pre-IPO Plan, the Post-IPO Plan and the 2002 Plan was 11,980,000, 1,279,012 and 340,899,322, respectively, which represented

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

approximately 8.08% in aggregate of China.com Inc.’s shares in issue at that date. Pursuant to the Pre-IPO Plan and the Post-IPO Plan (the “Plans”), no participant shall be granted an option which, if accepted and exercised in full, would result in such participant’s maximum entitlement exceeding 25% of the aggregate number of shares of China.com Inc. subject to the Plans. The maximum number of shares issuable as share options to each eligible participant in the 2002 Plan in any 12-month period up to and including the date of the grant to such participant shall not exceed 1% of the issued share capital of China.com Inc. from time to time. Any further grant of options in excess of this 1% limit must be subject to shareholders’ approval with that participant and associates abstaining from voting.

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

The offer of a grant of share options under the Plans must be accepted within 14 days from the date of the offer, upon payment of a nominal consideration of $.0001 in total by the grantee. For the 2002 Plan, the offer of a grant of share options must be accepted within 7 days from the date of the offer upon payment of a nominal consideration of $.0001 in total by the grantee. The exercise period of the share options granted is determinable by the directors. However, for the Plans, each of the grantees of the options is not allowed to exercise in aggregate in excess of 25%, 50% and 75% of shares comprised in the options granted within the first, second and third years from one year after the date of grant of options, respectively. All option shares must be exercised within 10 years from the date of grant of options.

The exercise price for the Pre-IPO Plan is determined by the final Hong Kong dollar price per share at which the shares are subscribed pursuant to the placing of 640,000,000 shares by China.com Inc. to professional and institutional investors and other persons made on the terms of the prospectus issued by China.com Inc. on 28th February, 2000 ($0.24 per share).

The exercise prices of the Post-IPO Plan and the 2002 Plan share options are determinable by the directors, but may not be less than the higher of (i) the closing price of China.com Inc.’s shares on the Stock Exchange on the date of grant of the share options; (ii) the average Stock Exchange closing price of China.com Inc.’s shares for the five trading days immediately preceding the date of the grant of the share options; and (iii) the nominal value of the share.

The share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

At December 31, 2007, the remaining life of the Plans is two years and two months, and the remaining life of the 2002 Plan is four years and four months.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning outstanding options at December 31, 2007.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.022-$0.026	32,290	5.15	$0.02	$1
$0.037-$0.044	228,392	3.51	$0.04	2
$0.065-$0.092	341,917,652	8.33	$0.06	—
$0.24	11,980,000	2.18	$0.24	—

December 31, 2007 outstanding	354,158,334			$3

The following table summarizes information concerning exercisable options at December 31, 2007.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.022-$0.026	32,290	5.15	$0.02	$1
$0.037-$0.044	228,392	3.51	$0.04	2
$0.065-$0.092	114,252,343	8.00	$0.06	—
$0.24	11,980,000	2.18	$0.24	—

December 31, 2007 exercisable	126,493,025			$3

The following table summarizes information concerning options expected to vest at December 31, 2007.

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.022-$0.026	—	—	—	$—
$0.037-$0.044	—	—	—	—
$0.065-$0.092	207,175,431	8.49	$0.06	—
$0.24	—	—	—	—

December 31, 2007 expected to vest	207,175,431			$—

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

A summary of China.com Inc.’s stock option activities and related information for the years ended December 31, 2005, 2006 and 2007, is as follows:

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2007
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	362,265,987	$0.07
Granted	3,950,000	$0.06
Forfeited	(9,075,355)	$0.07
Exercised	(2,982,298)	$0.06

Outstanding at the end of the year	354,158,334	$0.07

Exercisable at the end of the year	126,493,025	$0.08

Weighted-average grant-date fair value of options granted during the year	$0.05

Intrinsic value of options exercised during the year	$55

Compensation expense charged to operations during the year ended December 31, 2006 and 2007, relating to stock options was $3,474 and $2,568. As of December 31, 2007, China.com Inc. had unrecognized compensation expense of $1,131 before taxes, related to stock option awards. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 0.8 years.

The fair value of options that vested during the years ended December 31, 2005, 2006 and 2007, was not significantly different than the amount of stock compensation expense that was charged to operations during the years ended December 31, 2006 and 2007, or that would have been charged to operations during the year ended December 31, 2005, under SFAS 123(R) as disclosed within Note 2. Net cash proceeds from the exercise of stock options during the years ended December 31, 2005, 2006 and 2007, were $1,143, $1 and $180, respectively.

Management estimated the fair value of stock option awards on the date of grant or modification using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term. The main inputs into the model are estimated by management based on historical performance and management’s expectations of future results on the date of grant or modification. The fair value of each option grant was estimated at the date of grant or modification using the following weighted average assumptions:

	Year ended December 31,
	2005	2006	2007
Risk-free rate	3.53% to 4.24%	4.00% to 4.69%	2.93% to 4.08%
Weighted expected life of options	5 years	5 years	5 years
Range of volatility	68% to 73%	70% to 73%	67%
Dividend yield	Nil	Nil	Nil

CDC Software Corporation (“CDC Software”)

During 2007, the Company approved the 2007 CDC Software Stock Incentive Plan (“2007 Software Plan”). The purpose of the 2007 Software Plan is to make available incentives that will assist CDC Software in attracting and retaining key employees and to encourage them to increase

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

their efforts to promote the business of CDC Software and the business of its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. The 2007 Software Plan is administered by the compensation committee appointed by the CDC Software board of directors, which determines, at its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, all award terms and conditions, and the related exercise price and option period.

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Software (“CDC Software Shares”) that may be issued pursuant to all awards under the 2007 Plan is 3,750,000. During the year ended December 31, 2007, the compensation committee granted an aggregate of 2,100,000 options to purchase CDC Software Shares. The options will vest in equal installments on a quarterly basis over the three-year period immediately following the consummation of an initial public offering of CDC Software Shares, and have an expiration date on the seventh anniversary of the date of grant.

Since all of the option grants made during 2007 are contingent upon the consummation of an initial public offering, none of the options are exercisable at December 31, 2007 nor has any related stock-based compensation expense been recorded as of December 31, 2007. As of December 31, 2007, CDC Software had unrecognized compensation expense relating to the 2007 Plan of Nil before taxes, related to stock option awards. Upon consummation of an initial public offering, CDC Software expects to recognize any compensation expense over a weighted average period of 3 years.

CDC Games Corporation (“CDC Games”)

During 2007, the Company approved the CDC Games Corporation 2007 Stock Incentive Plan (“2007 Games Plan”). The purpose of the 2007 Plan is to make available incentives that will assist CDC Games in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Games and the business of its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. The 2007 Games Plan is administered by the compensation committee appointed by the CDC Games board of directors, which determines, at its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, all award terms and conditions, and the related exercise price and option period.

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Games (“CDC Games Shares”) that may be issued pursuant to all awards under the 2007 Plan is 3,750,000. During the year ended December 31, 2007, the compensation committee granted an aggregate of 1,718,000 options to purchase CDC Games Shares. The options will vest in equal installments on a quarterly basis over the three-year period immediately following the consummation of an initial public offering of CDC Games Shares, and have an expiration date on the seventh anniversary of the date of grant.

Since all of the option grants made during 2007 are contingent upon the consummation of an initial public offering, none of the options are exercisable at December 31, 2007 nor has any related stock-based compensation expense been recorded as of December 31, 2007. As of December 31, 2007, CDC Games had unrecognized compensation expense relating to the 2007 Plan of Nil before taxes, related to stock option awards. Upon consummation of an initial public offering, CDC Games expects to recognize any compensation expense over a weighted average period of 3 years.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

20.	EMPLOYEE BENEFIT PLANS

IMI, a subsidiary of the Company acquired in 2003, provides retirement benefits for substantially all employees in the U.S. and in foreign locations. In the U.S., the United Kingdom and the Netherlands, IMI sponsors defined contribution plans. In addition, IMI’s Swedish subsidiary (“IMAB”) has a supplemental defined contribution plan for certain key management employees. Contributions by IMI relating to its defined contribution plans for the years ended December 31, 2005, 2006 and 2007, amounted to $978, $2,611 and $2,280, respectively. For the years ended December 31, 2005, 2006 and 2007, defined contribution retirement plans expenses totaled $2,148, $2,122 and $1,497, respectively.

IMAB also participates in several employee benefit plans (non-contributory for employees) which cover substantially all employees of its Swedish operations. The plans are in accordance with a nationally-agreed standard plan administered by a national organization, Pensionsregisteringsinstitute (“PRI”). These plans have been frozen and moved to the Swedish government for administration and distribution. Benefits are not paid by IMAB, but by the Swedish government. The level of benefits and actuarial assumptions used to account for these pension plans are calculated and established by the PRI and are solely based on the fully funded value of the predetermined pension payoff amount that was prescribed when the plans were transferred to the Swedish government during 2001. Accordingly, IMAB will not change benefit levels or actuarial assumptions. In addition, since the actuarial assumptions are not disclosed to IMAB, no such disclosure is provided herein. The Company accounts for pensions in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits (Revised)” (“SFAS 132(R)”) and SFAS 158. During 2006, the Company paid $1,336 to satisfy the remaining liability under the IMI Benefit Plan and has subsequently been released from making future contributions to PRI related to this benefit plan.

The net periodic benefit cost for IMAB’s defined benefit pension plans in Sweden includes the following components:

	Year ended December 31, 2005	Year ended December 31, 2006
Service cost	$—	$—
Interest cost	73	28

Net periodic benefit cost	$73	$28

The following table sets forth the change in the benefit obligations for IMAB’s defined benefit plans in Sweden:

Year ended December 31, 2006
Benefit obligations at beginning of year/at date of acquisition	$1,673
Interest cost	28
Actuarial gains	(469)
Settlements	(1,336)
Effect of foreign currency exchange rate changes	104

Benefit obligations at end of year	$—

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

21.	CONTINGENCIES AND COMMITMENTS

Contingencies

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

In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against the Company and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with the Company and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers would guarantee that the plaintiffs recover $1,000 from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1,000, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to the Company’s insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3,900. The Company believes that it has sufficient insurance coverage to cover the maximum amount that the Company may be responsible for under the proposed settlement. The independent members of the Board of Directors approved the proposed settlement at a meeting held in June 2003. As of March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions. In August 2005, the court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings (the action involving the Company is not one of those test cases). On June 25, 2007, the court entered an order terminating the proposed settlement based on a stipulation among the parties to the settlement. Plaintiffs have filed amended master allegations and amended complaints and moved for class certification in the six test cases, which the defendants in those cases have opposed. On March 26, 2008, the court largely denied the defendants’ motion to dismiss the amended complaints in the six test cases. It is uncertain whether there will be any revised or future settlement. If the litigation proceeds, the Company believes that it has meritorious defenses to plaintiffs’ claims and intends to defend the action vigorously.

ManTech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc, filed a civil action against our subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty Ltd (collectively, “CDC Australia”), alleging that CDC Australia failed to pay $4,384 that was retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, CDC Australia filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The plaintiffs have answered the requests for further and better particulars, and further directions as to the conduct of the action were given by the Court soon after plaintiff made payment of security for costs in January 2007. The parties are engaging in discovery and interrogatories under a new timetable, and other preliminary procedural steps through early 2008 have been set. At a hearing held in February 2008, plaintiffs filed and served answers to defendants’ interrogatories and a directions hearing was scheduled for March 2008. Plaintiffs have now

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

requested additional discovery. The Company believes that the $4,384 was rightfully retained by CDC Australia in accordance with the terms of the acquisition agreement, and the action is without merit. The Company intends to vigorously defend such action. Management of the Company considers the outcome of any judgment on the lawsuit with respect to the Company to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action in the High Court of Hong Kong against our subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of $742. Pleadings closed in April 2004 when Mr. Lam filed his reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join CDC Corporation, our parent company, as a party. CDC Corporation was joined in July 2006. In January 2007, Mr. Lam also joined a member of our board of directors, Mr. Peter Yip, to the proceedings. An amended statement of claim and an amended defense have been filed by the plaintiff and defendants, respectively. Management considers the outcome of any judgment in this matter to be uncertain and the amount of any expenditure from this matter is not estimable. The Company believes that this action is without merit and intend to vigorously defend such action.

Marjorie Fudali. In June 2003, Majorie Fudali (“Fudali”) filed a civil action in the United States District Court for the District of Columbia against Pivotal Corporation, alleging that she was owed commission in the amount of $423 plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2,276. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount that Fudali believes she may be entitled to based on the verdict. Fudali has provided two alternative calculations, in the amounts of $1,940 and $1,783. Pivotal has challenged those calculations and is awaiting a hearing and the Court's decision on the amount. The Company accrued Nil and $750 at December 31, 2006 and 2007, respectively.

Leedy. In August 2002, Mr. Jason Leedy filed a civil action against Vis.align. LLC, which became our subsidiary in December 2006. Mr. Leedy has alleged that his employment with Vis.align LLC had been wrongfully terminated, and severance pay and other amounts were owing to him, and sought damages in the amount of $257. After a jury trial in which a verdict favorable to Mr. Leedy was returned, the Court entered judgment in the amount of $357, which included $100 in attorney’s fees and costs. Vis.align. LLC has appealed to the Pennsylvania Superior Court. In September 2006, the Superior Court ordered that the judgment below based on the jury verdict be vacated, and that judgment be entered in favor of Vis.align LLC notwithstanding the verdict. In November 2006, the Superior Court granted Mr. Leedy's petition for rehearing en banc and withdrew its September 2006 decision. In March 2008, an evenly divided Superior Court issued two opinions, one in support of reversal of the trial court and one in affirmance of the trial court. As the Superior Court was evenly split, the trial court’s decision was affirmed by default, leaving the defendants liable for approximately $433. A petition requesting review by the Pennsylvania Supreme Court was filed in April 2008 and remains pending.

Asian Media Company Limited. Optic Communications Co., Ltd received an arbitration claim of approximately $586 from Asian Media Company Limited claiming damages related to an alleged breach of contract under an undated 3-party agreement among Guangzhou Optic Communications Co., Ltd, Asian Media Company Limited and Changchun YaAo Resources Development Company Limited. The Company intends to vigorously defend such action. Management of the Company considers the outcome of this matter with respect to the Company to be uncertain and the amount of any expenditure from this matter is not estimable.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Chan. In March 2007, the Company filed suit against Steven Chan (“Chan”) and Bing Corporation (“Bing”), alleging that Chan and Bing illegally obtained option shares in CDC Corporation. In April 2008, Chan and Bing filed a cross-complaint against CDC Corporation and CDC Corporation Ltd. alleging breach of an oral contract and various tortious claims including interference with the exercise of purported options, and defamation. Chan and Bing currently allege damages: (i) in excess of $1,000 arising from alleged inability to exercise stock options at more favorable dates, (ii) in excess of $200 for various payments alleged to be due to Chan and/or Bing, and (iii) unspecified damages for libel.

Pure Biosciences. In June 2007, Pure Biosciences (“Pure”) filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross in March. In August 2007, Ross filed a motion to dismiss the complaint. Pure did not respond to Ross's motion, but instead filed an amended complaint in October 2007. In November 2007, Ross filed a second motion to dismiss, and in an order dated April 4, 2008, the Court granted Ross’s motion without prejudice. Pure filed its Second Amended Complaint In May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $159. Ross filed its third motion to dismiss in May 2008, arguing that Pure still failed to adequately allege that the software failed to conform to the terms of the parties’ License Agreement or the express warranty it contains and that Pure cannot state a claim based on alleged pre-contractual marketing statements because the License Agreement contains a merger clause. Pure filed its response in June 2008, and Ross’s reply is due June 23, 2008. The Company cannot predict when the final resolution of this litigation will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

William McKenna (“McKenna”). In November 2007, McKenna filed a civil action in the District Court of Denver County, Colorado, against the Company’s subsidiary, CDC Software, Inc. alleging he was terminated from his position as a sales account executive in violation of public policy, based on his refusal to engage in allegedly improper sales practices. McKenna is seeking compensatory damages in an unspecified amount, damages for emotional distress and exemplary damages. In January 2008, the Company removed the case from the Colorado State Court to the U.S. District Court for the District of Colorado and thereafter filed an answer, defenses and asserted a counterclaim alleging a breach of McKenna's Proprietary Information Agreement with the Company. In addition, the Company filed a motion to transfer venue of this case to the United States District Court for the Northern District of Georgia. In February 2008, McKenna filed an answer to the Company's counterclaim, and the Company was notified that McKenna's attorney requested permission to withdraw from the case. McKenna hired new counsel, who filed a response in opposition to the Company's motion to transfer and moved to amend the Complaint to add a cause of action for alleged violations of the Colorado Wage Claim Act. The Company filed a reply in support of its motion to transfer in April 2008, and the parties are now waiting for the Court to rule on that motion. Later in April 2008, the Company filed a response in opposition to McKenna's motion to amend, and McKenna filed a reply in early May 2008, and the United States Magistrate Judge issued a written opinion recommending that the District Court Judge grant McKenna's motion to amend, and the Company filed Objections later in May 2008. The parties have recently propounded written discovery. The Company cannot predict when the final resolution of this litigation will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Triton IP LLC. In April 2008, Triton IP, LLC filed a claim in the United States District Court for the Eastern District of Texas against defendants NetSuite, Inc., CDC Corporation and CDC Software Inc. alleging that our MarketFirst software infringed a patent owned by Triton through assignment. The plaintiff is seeking a permanent injunction against defendants, damages, costs, expenses, interest, attorneys' fees and other restitutional remedies. The Company intends to vigorously defend such action. Management of the Company considers the outcome of this matter with respect to the Company to be uncertain and the amount of any expenditure from this matter is not estimable.

Vertical Computer Systems, Inc./NOW Solutions LLC (“Vertical” or “NOW”). In February 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action in the state court in New York, New York, against the Company’s subsidiary Ross Systems, Inc. and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross’s HR/Payroll division to NOW Solutions. The action sought $5,000 in damages. In April 2003, Ross filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter was remanded to the trial court for adjudication. In May 2006, both Vertical and Ross filed a summary judgment motions against each other. In November 2006, the Court denied these summary motions, finding that factual issues existed to be resolved at trial. In March 2004, the Company’s subsidiary Ross filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $750 installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll division asset sale. In November 2004, NOW asserted counterclaims against Ross raising the same contractual issues asserted in the Vertical v. Ross action, as well as additional contractual claims related to the 2001 asset sale, seeking a total of approximately $15,000 in damages. In December 2004, Ross filed a motion to dismiss certain of the counterclaims, which the Court granted in February 2005, thereby reducing the total damages being sought in NOW’s counterclaims to approximately $5,000. In May 2006, Ross filed a motion for partial summary judgment that was granted in part. A jury trial of both the Vertical v. Ross and Ross v. NOW actions took place in March and April 2007 following which the Court directed certain verdicts in favor of NOW, and certain verdicts in favor of Ross. In September 2007, the Court entered a final judgment against Ross in the amount of $1,300 in damages, $900 in attorney’s fees and costs, and $900 in pre-judgment interest, for a total judgment against Ross of $3,150. In November 2007, Ross filed a Notice of Appeal, thereby commencing its appeal from the Court’s trial rulings. In February 2007, NOW Solutions, Inc, the alleged successor-by-merger to NOW Solutions, LLC, filed an action in the state court in New York, New York, against Ross, although Ross has yet been served with the Complaint. In this action, NOW Solutions, Inc. asserts claims for breach of contract and attorney’s fees based upon facts similar to those in the above action, seeking $4,100 in damages. The Company believes that this action filed in February 2007 is duplicative of the claims that have already been litigated through trial as referred to above, and is without merit, and the Company intends to vigorously defend the same. The Company accrued $300, $2,900 and $3,211 at December 31, 2005, 2006 and 2007, respectively.

Sunshine Mills. In May 2008, Sunshine Mills, Inc., a customer of CDC Software, filed a claim in the Circuit Court of Franklin County, Alabama alleging [breach of contract] and other causes of action. The Company intends to vigorously defend such action. Management of the Company considers the outcome of this matter with respect to the Company to be uncertain and the amount of any expenditure from this matter is not estimable.

Mgame Corporation (“Mgame”). In December 2003, the Company entered into its original game license agreement with Mgame for Yulgang. This agreement was subsequently supplemented in June 2004 to extend the term of the Company’s license for Yulgang to December 2007 and provide a 21% royalty on the Company’s revenue derived from Yulgang to Mgame.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Furthermore, in March 2007, the Company entered into an additional supplementary agreement with Mgame pursuant to which the Company extended its exclusive license to Yulgang in China (excluding Hong Kong) through 2010.

On October 17, 2007, Mgame unilaterally announced that they terminated their agreements with CDC Games, alleging breach of contract for non-payment. In October 2007, the Company filed two lawsuits against Mgame alleging breach of contract and that Mgame was not providing adequate technical support for Yulgang, and that Mgame was not supporting CDC Games in its efforts to combat pirate servers. The Company subsequently filed a second lawsuit alleging that Mgame breached contractual obligations owed to it by failing to provide certain financial and operating data and other information which Mgame is required to provide to the Company as a shareholder of Mgame.

Following the announcement of the Company’s disputes with Mgame in October 2007 and until such time as it resolved these disputes in March 2008, revenues generated by Yulgang declined significantly.

In March 2008, the Company settled its disputes with Mgame by entering into an Amended and Restated Exclusive Game License Agreement and Settlement Agreement. Under these settlement agreements, CDC Games received exclusive distribution rights to Yulgang in China until March 2010 with an option to extend for an additional year. CDC Games also agreed to work together with Mgame to launch a Version 2.0 upgrade to Yulgang as soon as possible following the settlement. In addition, the settlement agreements provided that the Company’s license fee payable to Mgame would be increased to $4,500 of which $4,000 of would be paid by the Company in the form of shares of Mgame held by the Company. Additionally, the Company agreed to pay royalty payments equal to 25% of revenues in months where revenues are less than $2,000 and 28% in months where revenues are greater than $2,000, and agreed to terminate the game license agreement with Mgame pursuant to which it received the exclusive right to distribute Wind Forest Fire Mountain, or WFFM, a combat MMORPG developed by Mgame.

Commitments

As of December 31, 2007, the Company had future minimum lease payments under non-cancelable operating leases falling due as follows:

Year ended December 31,
2008	$14,253
2009	$11,098
2010	$8,341
2011	$6,387
2012	$5,035
Thereafter	$851

$45,965

The Company recorded rental expense of $10,042, $12,825 and $15,745 and sublease income of $1,728, $1,484 and $3,025 for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the Company had future minimum rentals to be received under subleases of $8,799.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

22.	SEGMENT INFORMATION

Description of Products and Services by Segment

In 2005, the Company reported its operating results in four operating segments, “Software”, “Global Services”, “Mobile Services and Applications” and “Internet and Media”. In April 2006, in conjunction with the acquisition of the remaining 52% interest in the 17game Group (Note 3(c)(i)), the Company added “CDC Games” operating segment. Historically, the Company accounted for the results of CDC Games under the equity basis and included its proportionate share of losses in CDC Games in share of gains (losses) in equity investees in the accompanying consolidated statements of operations. Refer to Note 1 for a description of products and services offered by each segment.

Information about Segment Profit or Loss and Segment Assets

Prior to 2007, the Company evaluated performance and allocated resources based on segment revenue and net income (loss). During 2007, the Company changed one of its performance metrics from net income (loss) to operating income (loss). All prior periods have been reclassified to reflect this change. The accounting policies of the reportable segments are the same as those described in Note 2.

Factors Management Used to Identify the Enterprise’s Reportable Segments

The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately and are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s segment information is as follows:

	Year ended December 31,
	2005	2006	2007
Segment revenue from external customers:
Software:
Licenses	$38,541	$46,260	$62,044
Maintenance	59,144	63,252	86,585
Consulting services	61,119	64,825	86,862
Hardware	—	—	2,769

Total Software	158,804	174,337	238,260
Global Services:
Licenses	—	—	3,235
Consulting services	42,686	66,484	103,723
Hardware	—	—	3,819

Total Global Services	42,686	66,484	110,777
CDC Games	—	26,780	33,596
China.com	8,995	10,064	11,409
Mobile Services and Applications	34,389	31,863	8,342

Total consolidated revenue	$244,874	$309,528	$402,384

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	Year ended December 31,
	2005	2006	2007
Segment depreciation and amortization expenses:
Software	$12,845	$14,654	$20,969
Global Services	803	1,905	4,097
CDC Games	—	2,822	6,742
China.com	366	1,517	459
Mobile Services and Applications	1,818	815	2,640

	15,832	21,713	34,907
Corporate	1,272	675	1,024

Total consolidated depreciation and amortization expenses	$17,104	$22,388	$35,931

	Year ended December 31,
	2005	2006	2007
Segment operating income (loss):
Software	$(1,565)	$6,396	$15,677
Global Services	3,962	3,430	5,847
CDC Games	—	9,540	(14,555)
China.com	(3,361)	(8,110)	(5,737)
Mobile Services and Applications	4,597	1,357	(79,064)

	3,633	12,613	(77,832)
Corporate	(7,466)	(8,978)	(20,784)

Total consolidated operating (loss) income	(3,833)	3,635	(98,616)
Other income (loss), net	6,735	12,579	(14,118)
Income tax expense	(4,957)	(3,062)	(10,850)
Minority interests in income of consolidated subsidiaries	(1,409)	(2,312)	18,551

Consolidated income (loss) from continuing operations	$(3,464)	$10,840	$(105,033)

The Company’s segment information by geographical segment is as follows. Revenue is attributed to countries based on the location of customers.

	Year ended December 31,
	2005	2006	2007
Segment revenue from external customers:
North America	$100,987	$129,537	$205,172
Europe, Middle East and Africa (“EMEA”)	63,805	81,612	100,385
Asia-Pacific	75,927	98,379	96,827
Others	4,155	—	—

Total consolidated revenue	$244,874	$309,528	$402,384

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	As of December 31,
	2006	2007
Segment long-lived assets:
North America	$67,683	89,652
EMEA	12,907	21,592
Asia-Pacific	33,019	41,020

Total consolidated long-lived assets	$113,609	$152,264

23.	SUBSEQUENT EVENTS

Discontinuation of MVAS Operations. In February 2008, the Company announced that China.com Inc., a 77% owned subsidiary of the Company, would be discontinuing its MVAS operations. China.com has since discontinued these operations, due to the challenging regulatory environment related to the MVAS business in China.

Integrated Solutions Limited (“ISL”). In March 2008, the Company announced that it had completed its acquisition of a 51 percent stake in Integrated Solutions Limited (ISL), a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. Under the terms of the agreement, the Company paid approximately $764 at closing for such majority interest in ISL.

Investment in Tenly Software. In April 2008, CDC Software, a wholly owned subsidiary of the Company announced that it signed a binding term sheet to acquire a 22 percent stake in Tenly Software, a leading provider of business intelligence solutions in China. The term sheet also provides CDC Software with the option to increase its stake in Tenly to approximately 37 percent, and upon completion of the initial investment, provide CDC Software with the right to appoint one representative to Tenly's board of directors. The two companies also intend to form a joint venture in which CDC Software is expected to provide implementation services and support for Tenly customers and Tenly is expected to sell CDC Software solutions to its customer base. The parties intend that CDC Software will hold a 60 percent interest, and Tenly, a 40 percent stake in this joint venture.

Agreement and Proposal for Amendment of Promissory Note Terms; Prior Event of Default and Subsequent Cure Related to $168,000 Convertible Notes. In April 2008, CDC Games Corporation (“CDC Games”), a wholly-owned subsidiary of the Company and China.com Capital Ltd. (“CCL”), a wholly owned subsidiary of China.com Inc., a 77% owned subsidiary of the Company (“China.com”) entered into an agreement (the “Modification Agreement”) for the purpose of: (i) extending the maturity date of a promissory note in the principal amount of $60,000 by and between CDC Games and CCL (the “Promissory Note”) from the initial maturity date of June 28, 2008 (the “Maturity Date”) to June 28, 2010, and (ii) including the Company as a guarantor of the Promissory Note.

The effectiveness of the Modification Agreement was conditioned upon China.com obtaining the approval of its minority shareholders (the “Minority Shareholders”). At an

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

extraordinary general meeting (“EGM”) of China.com held on May 27, 2008, the Minority Shareholders, by way of poll, rejected the proposal to ratify the Modification Agreement. As a result, the Modification Agreement lapsed automatically and did not become effective.

In June 2008, the Company determined that the execution of the Modification Agreement had constituted an “Event of Default” (as defined in the Convertible Notes) under the terms of those certain 3.75% Senior Exchangeable Convertible Notes due 2011 issued by the Company in November 2006 for the aggregate principal amount of $168,000 (the “Convertible Notes”). The Convertible Notes provide that, following an Event of Default, payment of all or a portion of any amounts due thereunder may be accelerated and become due and payable immediately upon delivery of a written notice of acceleration to the Company (an “Acceleration Notice”), unless such Event of Default shall have been cured by the Company prior to the delivery of such Acceleration Notice. Accordingly, for the period from April 2, 2008 through May 27, 2008 (the date upon which the Minority Shareholders disapproved of the Modification Agreement and it lapsed automatically), any or all of the Convertible Notes could have been called by the Noteholders and become due and payable immediately. However, the Company did not receive any written Acceleration Notice from any of the Noteholders during this period as required under the Convertible Notes. Therefore, the lapsing of the Modification Agreement automatically cured the Event of Default that existed from April 2, 2008 through May 27, 2008 under the Convertible Notes, and under the express terms of the Convertible Notes none of the Noteholders has any current or continuing right to deliver an Acceleration Notice to the Company as a result of those past events. No adjustments have been made to the financial statements as a result of the occurrence of the Event of Default or the subsequent curing of such Event of Default.

Dividend from China.com Inc. On June 27, 2008, China.com declared and paid a cash dividend to its shareholders in the aggregated amount of $74,100. Of such amount, approximately $57,500 was paid to the Company and the remaining $16,600 was paid to the independent minority shareholders of China.com. On June 27, 2008, the Company transferred an aggregate of $64,500 to CDC Games. CDC Games subsequently paid CCL the entire balance of $64,500 of principal and interest due and payable under the Promissory Note.