Form 20-F/A
period 2007-12-31
CDC CORP
filed 2008-09-15
CIK 1076770

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

Page
Explanatory Note		1

PART III.

Item 18.	Financial Statements	2

Item 19.	Exhibits	2

SIGNATURES		6

Index to Consolidated Financial Statements		F - 1

Index to Exhibits

Exhibit 12.1	Certification of CEO required by Rule 13a-14(a)
Exhibit 12.2	Certification of CFO required by Rule 13a-14(a)
Exhibit 13(a).1	Certification of CEO pursuant to Section 906
Exhibit 13(a).2	Certification of CFO pursuant to Section 906
Exhibit 15(a).1	Consent of Deloitte Touche Tohmatsu relating to China.com Inc. dated September 9, 2008
Exhibit 15(a).2	Consent of Ernst & Young dated September 9, 2008
Exhibit 15(a).3	Consent of Deloitte Touche Tohmatsu relating to Equity Pacific Limited
Exhibit 15(a).4	Consent of Deloitte and Touche LLP
Exhibit 15(a).5		Audited financial statements of Equity Pacific Limited for the year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006.

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the annual report on Form 20-F (the “Annual Report”) of CDC Corporation (the “Company”) for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2008 (the “Annual Report Filing Date”) is to: (i) correct a typographical error relating to the date contained in the audit report of Deloitte Touche Tohmatsu on page F-6 of the Consolidated Financial Statements and to include an explanatory paragraph relating to the restatement of the China.com financial statements for the year ended December 31, 2005; (ii) provide an amended consent of Deloitte Touche Tohmatsu, dated September 9, 2008 relating to such amendments contained on page F-6 of the Consolidated Financial Statements; (iii) provide an amended consent of Ernst & Young dated September 9, 2008 to include a reference to clarify that the audit report of Ernst & Young is dated July 2, 2007 as to the effects of the Company’s restatement; (iv) correct the references contained in Item 19—Exhibits, and in the Index to Exhibits relating to the financial statements of Equity Pacific Limited; and (v) provide updated certifications under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the “Act”), and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as required pursuant to Rule 12b-15 under the Act.

“Part III, Item 18 – Financial Statements, Item 19 – Exhibits and Index to Exhibits” contained in the Annual Report are amended and restated in their entirety in this Amendment No. 1.

Other than as set forth herein, the Company has not modified or updated any other disclosures in the Annual Report. The Company has made no changes to the Items in the Annual Report other than those set forth above, and accordingly, it has omitted all such unchanged information.

Other than expressly set forth herein, this Amendment No. 1 does not reflect events occurring after the Annual Report Filing Date or modify or update those disclosures affected by subsequent events. Rather, except as described above, information is unchanged and reflects the disclosures made at the time of the Annual Report Filing Date. Accordingly, this Amendment No. 1 should be read in conjunction with the Annual Report as at the Annual Report Filing Date and the Company’s filings made subsequent thereto, including any amendments to those filings. The filing of this Amendment No. 1 shall not be deemed an admission that the Annual Report when made included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

PART III

ITEM 18.	FINANCIAL STATEMENTS

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2007 on pages F-1 to F-86 of this Amendment No. 1.

Additionally, the audited financial statements of Equity Pacific Limited for the year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006 are attached as an exhibit hereto.

ITEM 19.	EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. yyy

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software Corporation 2007 Stock Incentive Plan. yy

2(a).6	CDC Games Corporation 2007 Stock Incentive Plan. yy

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

4(a).3	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. yy

4(a).4	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. yy

4(a).5	Addendum No. 2 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of August 30, 2007. yyy

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

4(a).13	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. yy

4(a).14	Share Sale and Purchase Agreement dated as of December 17, 2007 by and between CDC Games Corporation and Nikko Antfactory K.K. yyy

4(a).15

Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. yy

4(a).16	Merger Agreement dated as of April 16, 2007 by and among CDC Software Inc., CDC Merger Sub, Inc., Saratoga Systems Inc., Mark R. Elconin and Alvin W. Smith. yy

4(a).17	Master Framework Agreement dated as of June 29, 2007 by and among Bonarich Enterprises, Ltd., CDC Corporation and CDC Games Holdings Limited. yyy

4(a).18	Asset Purchase Agreement dated as of August 1, 2007 by and among Chinadotcom Strategic, Inc., CDC Software Corporation and Carat Korea Co., Ltd. yyy

4(a).19	Share Purchase Agreement dated as of August 1, 2007 by and among Ion Global (BVI) Ltd., CDC Software Corporation and Group Carat (Nederland) BV. yyy

4(a).20	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. yyy

4(a).21	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. yyy

4(a).22	Merger Agreement dated as of September 4, 2007 by and among CDC Software Corporation, CI Acquisition Corporation, Catalyst International, Inc., Comvest Investment Partners II LLC, CLYS Holdings, LLC, Terrance L. Mealey, Peter Knight, William G. Nelson, John Gorman, Nigel Davies and S. Michael Godshall. yyy

4(a).23	Letter Agreement dates as of November 13, 2007 by and among Symphony Technology II-A, L.P. Cayman First Tier and Chinadotcom Capital Limited. yyy

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Amendment No. 1 to Option Transfer Agreement dated as of October 2, 2007 by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. yyy

4(c).4	Termination and Release Agreement by and between CD Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).5	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. y

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. yyy

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte Touche Tohmatsu relating to China.com Inc. dated September 9, 2008. ^

15(a).2	Consent of Ernst & Young dated September 9, 2008. ^

15(a).3	Consent of Deloitte Touche Tohmatsu CPA Ltd. relating to Equity Pacific Limited. ^

15(a).4	Consent of Deloitte & Touche LLP. ^

15(a).5	Audited financial statements of Equity Pacific Limited for the year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006. ^

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
yy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on July 2, 2007.
yyy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 30, 2008.
^	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 15th day of September, 2008.

CDC CORPORATION
(Registrant)

By:	/s/ Peter Yip
Peter Yip
Chief Executive Officer

INDEX TO EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. yyy

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software Corporation 2007 Stock Incentive Plan. yy

2(a).6	CDC Games Corporation 2007 Stock Incentive Plan. yy

2(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. yy

2(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. yy

2(b).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. yy

2(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. yy

4(a).1	Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 27, 2005. ****

4(a).2	Supplementary Agreement relating to Share Purchase Agreement among CDC Mobile Media Corporation, Unitedcrest Investments Limited, Shenzhen KK Technology Limited, CC Mobile Media Corporation, Zheng Hui Lan, Ye Yong Ning, Liang Yan, Ma Zhi Qiang, Zhang Zhi Gang and Palmweb Inc dated June 29, 2005. ****

4(a).3	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. yy

4(a).4	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. yy

4(a).5	Addendum No. 2 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of August 30, 2007. yyy

4(a).6	Share Purchase Agreement dated as of July 25, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).7	Amendment to Share Purchase Agreement dated as of October 5, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).8	Amendment to Share Purchase Agreement dated as of November 9, 2006 by and among CDC Mobile Media Corporation, TimeHeart Science Technology Limited, Beijing TimeHeart Information Technology Limited, Fresh Earn Holdings Limited, Ms. Fang Xiu Qin, Mr. Sun Kun Shan, Mr. Wang Bin, Mr. Sui Hai Gang, Ms. Fang Xiu Qin, Mr. Sun Kun Shan and Palmweb, Inc. yy

4(a).9	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. yy

4(a).10	Guaranty Agreement dated as of October 6, 2006 by CDC Corporation. yy

4(a).11	Stock Purchase Agreement by and between CDC Games Corporation and China.com Corp., Limited, dated as of November 11, 2006. yy

4(a).12	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. yy

4(a).13	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. yy

4(a).14	Share Sale and Purchase Agreement dated as of December 17, 2007 by and between CDC Games Corporation and Nikko Antfactory K.K. yyy

4(a).15	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. yy

4(a).16	Merger Agreement dated as of April 16, 2007 by and among CDC Software Inc., CDC Merger Sub, Inc., Saratoga Systems Inc., Mark R. Elconin and Alvin W. Smith. yy

4(a).17	Master Framework Agreement dated as of June 29, 2007 by and among Bonarich Enterprises, Ltd., CDC Corporation and CDC Games Holdings Limited. yyy

4(a).18	Asset Purchase Agreement dated as of August 1, 2007 by and among Chinadotcom Strategic, Inc., CDC Software Corporation and Carat Korea Co., Ltd. yyy

4(a).19	Share Purchase Agreement dated as of August 1, 2007 by and among Ion Global (BVI) Ltd., CDC Software Corporation and Group Carat (Nederland) BV. yyy

4(a).20	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. yyy

4(a).21	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. yyy

4(a).22	Merger Agreement dated as of September 4, 2007 by and among CDC Software Corporation, CI Acquisition Corporation, Catalyst International, Inc., Comvest Investment Partners II LLC, CLYS Holdings, LLC, Terrance L. Mealey, Peter Knight, William G. Nelson, John Gorman, Nigel Davies and S. Michael Godshall. yyy

4(a).23	Letter Agreement dates as of November 13, 2007 by and among Symphony Technology II-A, L.P. Cayman First Tier and Chinadotcom Capital Limited. yyy

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Amendment No. 1 to Option Transfer Agreement dated as of October 2, 2007 by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. yyy

4(c).4	Termination and Release Agreement by and between CD Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).5	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. y

6.	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8.	List of principal subsidiaries of the Company. yyy

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte Touche Tohmatsu relating to China.com Inc. dated September 9, 2008. ^

15(a).2	Consent of Ernst & Young dated September 9, 2008. ^

15(a).3	Consent of Deloitte Touche Tohmatsu CPA Ltd. relating to Equity Pacific Limited. ^

15(a).4	Consent of Deloitte & Touche LLP. ^

15(a).5	Audited financial statements of Equity Pacific Limited for the year ended December 31, 2005, and the unaudited financial statements of Equity Pacific Limited for the three months ended March 31, 2006. ^

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
yy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on July 2, 2007.
yyy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 30, 2008.
^	Filed herewith.

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