Form 20-F
period 2008-12-31
CDC CORP
filed 2009-06-30
CIK 1076770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30134

CDC Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

c/o CDC Corporation Limited

11/F ING Tower

308 Des Voeux Road

Central Hong Kong

852-2893-8200

e-mail: investor_relations@cdccorporation.net

(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A common shares

Indicate the number of outstanding shares of each of the Issuer’s class of capital or common stock as of the close of the period covered by this Annual Report:

Class of shares	Number outstanding as of March 31, 2009
Class A common shares	106,095,899

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

Indicate by check mark whether the registrant has submitted electronically and posted to its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing.

U.S. GAAP  ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐ Other  ☐

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

Furthermore:

•	All references herein to “China.com” refer to China.com Inc. and its subsidiaries, as applicable;

•	All references to “China” refer to the People’s Republic of China, including Hong Kong;

•	All references to “Greater China” refer to the People’s Republic of China, including Taiwan, Hong Kong and Macau;

•	All references to “the PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•

All references to the “Middle East,” “Africa” and “Latin America” do not include Iran, Syria, the Sudan, Cuba or any other countries designated as state sponsors of terrorism under applicable laws, rules and regulations;

•	All references in this Annual Report to Xinhua are to Xinhua News Agency;

•

In this Annual Report, except as otherwise specified, all references to “we,” “us,” “our,” the “Company” or “CDC” refer to CDC Corporation and our consolidated subsidiaries unless the context requires otherwise;

•

In this Annual Report, any reference to “US GAAP” means the United States generally accepted accounting principles. The consolidated financial statements provided herein have been prepared in accordance with US GAAP; and

•	Unless indicated otherwise, any reference to “U.S.$”, “US$”, or “$” is to United States dollars.

Several of our affiliated entities and subsidiaries have been organized under the laws of the PRC with Chinese names and do not have official English names. Some of these entities which are organized under the laws of the PRC are referred to in this Annual Report with their English names, such as Beijing Newpalm Technology Co., Ltd., or Beijing Newpalm, Beijing Wisecom Technology Co., Ltd., or Beijing Wisecom, Beijing China.com Technology Services Co., Ltd., or Beijing China.com, Beijing He He Technology Co., Ltd., or Beijing He He, Shenzhen KK Technology Ltd., or Shenzhen KK, Beijing TimeHeart Information Technology Limited, or Beijing Timeheart, Beijing Hulian Jingwei Technology Development Co., Ltd., or Beijing Inter Connected, and Guangzhou Optic Communications Ltd. Guangzhou Optic Communications Ltd., or Guangzhou Optic.

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

Forward-Looking Statements

This Annual Report contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and Section 21 E of the Securities Exchange Act of 1934, as amended, about us and our subsidiaries that are subject to risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking statements. Forward looking statements may be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “continue,” or “believe” or other words of similar meaning or future or conditional verbs such as “should,” “would” and “could.” Forward-looking statements include, among other things, discussions of our expected business outlook, future operations, financial performance, pending acquisitions, financial strategies, future working capital needs and projected industry trends, as well as our strategies for growth, product development, regulatory approvals and compliance, market position and expenditures.

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

We have made forward-looking statements concerning the following, among others:

•	our goals and strategies in each of our present and target markets, and our plans for expansion;

•	our competitive strengths in each of our present and target markets, including our competitive advantages, strengths and opportunities in emerging growth and other geographic markets;

•	expectations and targets for our results of operations;

•	our business prospects;

•	our beliefs regarding our sales and distribution networks, the outcome of litigation matters and our compliance with all applicable regulations and policies;

•	our business prospects and the results of our strategic partnerships;

•	our development capabilities and our ability to build and maintain relationships with licensors;

•	the expected growth of the enterprise software, IT services, online games and internet and media markets, and the expectations of the customers and consumers in these industries;

•	the pace of change in the enterprise software, IT services, online games, internet and media markets, and the need for research and development;

•	the demand for, and utility, flexibility and characteristics of, our enterprise software, IT services, online games, internet and media products and services;

•	our relationships with our present and future customers, as well as our cross-selling opportunities; and

•	our acquisition and expansion strategy.

These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, but are not limited to, risks associated with the following:

Risks Relating to Our Overall Business

•	our ability to operate in markets in which we lack experience and have a limited operating history;

•

our ability to achieve and/or sustain sufficient revenue growth, effectively manage our growth and internal restructuring objectives, continue to expand through acquisitions, integrate the operations of the various businesses we have acquired, and manage our exposure to increased regulatory and other risks in domestic and foreign jurisdictions;

•

our ability to grow our businesses organically in the future, manage distinct business segments several of which are quite disparate in, among other things, purpose, scope and location, manage costs, particularly as a result of our past and present acquisition strategy, adapt to a rapidly changing operating environment, remediate existing significant deficiencies, and avoid experiencing future significant deficiencies or material weaknesses in our internal controls over financial reporting, access funds and manage revenue and expense fluctuations; and

•	our ability to access capital in the future.

Risks Relating to Our International Operations

•	uncertain social, financial, economic regulatory, and political climate, in Asia, the U.S. and throughout the rest of the world, and the possibility that such climate may deteriorate; and

•	increased global competition in all of our business segments.

Risks Relating to Our Software Business

•	the development and licensing of software in general, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software;

•	the development of new software technologies and applications or services affecting our current and future business;

•	our ability to maintain our revenue and installed base customers and efficiently expand or restructure our software sales organization; and

•

our ability to compete and take advantage of opportunities to market and sell our enterprise software products and services to customers directly and through distribution channels and business partners in emerging markets.

Risks Relating to Our Global Services Business and the Customer Services Provided by Our Software Business

•

our ability to maintain and manage our contracts with our business services and other customers, as well as our ability to manage risks efficiently, successfully develop, market and sell enterprise software products for specific targeted vertical industries, offer high quality services and support, maintain sufficient stabling and protect intellectual property rights for our software products; and

•	our ability to accurately estimate the costs of our global services engagements which are billed on a fixed price basis.

Risks Related to Our CDC Games Business

•

the distribution, development and licensing of online games generally, including potential delays in software development and technical difficulties that may be encountered in the development of online games we may distribute;

•	our dependence on four online games for substantially all of our online games revenue;

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

Risks Relating to our China.com Business

•

our ability to obtain accurate and timely information regarding customer usage levels, manage the effects of network transmission failures, satisfy customers and the mobile network operators, avoid sanctions and penalties by regulators and the mobile network operators, effectively compete, and avoid competition with the mobile network operators and obtain content from third parties;

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

Risk Relating to Our CDC Games and China.com Businesses as a Result of Conducting Operations in the People’s Republic of China

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

Risks Relating to Our Intellectual Property, Personnel, Technology and Network

•

our ability to adequately protect or enforce our intellectual property rights through litigation or other means, to use our intellectual property free of infringement by third parties, and our ability to avoid infringing others’ intellectual property;

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

Risks Relating to Our Class A Common Shares

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

All forward looking statements contained in this Annual Report are based upon information available to management as of the date of this Annual Report, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Annual Report. Except as required by law, we undertake no obligation to update or alter the forward-looking statements made herein whether as a result of new information, future events or otherwise. You should read these statements in conjunction with the risk factors disclosed under in Item 3.D., Key Information, Risk Factors in this Annual Report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data of CDC and our subsidiaries should be read in conjunction with the consolidated balance sheets as of December 31, 2006, 2007 and 2008, and the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended and the notes thereto, together referred to as the Consolidated Financial Statements, included in Item 18, Financial Statements, and the information included in Item 5, Operating and Financial Review and Prospects. The Consolidated Financial Statements have been prepared and presented in accordance with US GAAP.

We currently report operating results in four business segments, “Software,” “Global Services,” “CDC Games,” and “China.com”. During 2005 we reorganized our business into two core business units, CDC Software and China.com, and during 2006 we further reorganized our business to add a third core business unit, CDC Games. The operations of Software and Global Services are included in the CDC Software business unit, the operations of CDC Games are included in the CDC Games business unit, and the operations of China.com are included in the China.com Inc business unit in all years presented. See “Note 22 – Segment Information” in Item 18, Financial Statements for additional disclosure of segment information.

In 2007, the Company sold the business of Ion Global. All 2007 and historical results related to this business have been presented as discontinued operations. During 2008, the Mobile Services and Applications (“MVAS”) business of China.com and the operations of CDC Games International (“CGI”), respectively, were discontinued. The operations of CGI, a subsidiary of CDC Games Corporation, included development and operations of online games in the United States of America (“U.S.”), Japan and Korea. All 2008 and historical results related to these two businesses have been presented as discontinued operations.

The following selected consolidated financial data of CDC and our subsidiaries is derived from our audited financial data, after adjustment for the reclassification of discontinued operations for the years ended December 31, 2006, 2007 and 2008.

CONSOLIDATED INCOME STATEMENT DATA:
	Year ended December 31,
	(in thousands, except share and per share data)
	2004	2005	2006	2007	2008
Revenue:
CDC Software	$147,836	$195,894	$234,523	$343,127	$350,487
China.com	8,183	8,995	10,064	11,409	13,682
CDC Games	—	—	26,780	33,575	44,901

	156,019	204,889	271,367	388,111	409,070

Cost of Revenue:
CDC Software	(73,005)	(92,233)	(116,115)	(179,514)	(194,842)
China.com	(3,319)	(3,449)	(4,095)	(4,283)	(6,531)
CDC Games	—	—	(10,631)	(19,698)	(26,453)

	(76,324)	(95,682)	(130,841)	(203,495)	(227,826)

Gross profit	74,695	109,207	140,526	184,616	181,244

Sales and marketing expenses	(2,769)	(41,761)	(48,300)	(73,426)	(73,830)
Research and development expenses	(13,648)	(22,788)	(19,842)	(22,743)	(25,909)
General and administrative expenses	(69,023)	(47,298)	(58,321)	(84,883)	(87,212)
Amortization expenses	(5,808)	(5,021)	(7,236)	(10,918)	(11,663)
Restructuring and other charges	(3,760)	(1,588)	(4,750)	(4,226)	(7,255)
Goodwill impairment	—	—	—	—	(50,201)

Total operating expenses	(95,008)	(118,456)	(138,449)	(196,196)	(256,070)

Operating income (loss)	(15,313)	(9,249)	2,077	(11,580)	(74,826)

Other income (expense), net	6,725	5,969	12,356	(14,495)	(37,277)

Income (loss) before income taxes	(8,588)	(3,280)	14,433	(26,075)	(112,103)
Income tax benefit (expenses)	(3,767)	(3,986)	(2,373)	(9,843)	(1,168)

Income (loss) before minority interests	(12,355)	(7,266)	12,060	(35,918)	(113,271)
Minority interests in losses (income) of consolidated subsidiaries	(925)	(1,409)	(2,442)	(2,147)	1,364

Income (loss) from continuing operations	(13,280)	(8,675)	9,618	(38,065)	(111,907)
Discontinued operations:
Loss from operations of discontinued subsidiaries, net of tax	7,313	5,161	1,222	(66,968)	(2,295)

Net income (loss)	$(5,967)	$(3,514)	$10,840	$(105,033)	$(114,202)

Basic and diluted earnings (loss) per share from continuing operations(1)	$(0.13)	$(0.08)	$0.09	$(0.36)	$(1.04)
Basic and diluted earnings (loss) per share(1)	$(0.06)	$(0.03)	$0.10	$(0.98)	$(1.07)
Weighted average number of shares:
Basic	105,898,392	111,085,657	107,950,544	107,160,474	107,221,587
Diluted	105,898,392	111,085,657	109,079,392	107,160,474	107,221,587

(1)	The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s stock options for 2004, 2005, 2007 and 2008 because their inclusion would have been anti-dilutive. 2,263,642, 16,200,579 and 16,199,656 weighted average shares related to the convertible notes were not included in the 2006, 2007 and 2008, respectively, due to the required two class method which would have made them anti-dilutive.

CONSOLIDATED BALANCE SHEET DATA:
	As of December 31,
	(in thousands, except share data)
	2004	2005	2006	2007	2008
Cash and cash equivalents	$110,206	$93,719	$223,548	$142,218	$165,693
Restricted cash	3,886	1,886	1,996	9,066	4,275
Available-for-sale securities(1)	104,159	115,881	122,914	76,157	45,225
Working capital(2)	177,602	75,447	240,878	152,660	(50,165)
Total assets	677,946	619,326	857,433	803,601	643,895
Total Debt(3)	63,781	26,249	186,636	208,797	210,415
Total shareholders’ equity	449,976	446,705	454,623	358,824	240,496

(1)	Available-for-sale debt securities include short and long-term available-for-sale securities.
(2)	Working capital represents current assets less current liabilities.
(3)	Total debt includes short and long-term bank loans, convertible notes and related embedded derivatives.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We began in June 1997 as a pan-Asian integrated Internet company. Our business model and strategy have evolved with a new focus and goal to be a global company focused on enterprise software applications and services through our CDC Software business, IT consulting services, outsourced applications development and IT staffing through our CDC Global Services business, on online games through our CDC Games business and on internet portals for the Greater China market through our China.com business. You will not be able to evaluate our prospects solely by reviewing our past businesses and results, but should consider our prospects in light of the changes in our business focus. Each of our targeted markets is rapidly changing, and we may not successfully address the challenges in our new lines of business or adapt our business model and strategy to meet the needs of customers in these markets. If we fail to modify our business model or strategy to adapt to these markets, our business could suffer.

We have incurred losses in prior periods, may incur losses in the future and cannot provide any assurance that we can achieve or sustain profitability.

We have incurred operating losses in 4 of our last 5 fiscal years and net losses in 4 of our last 5 fiscal years as follows:

	2004	2005	2006	2007	2008
	(in thousands)
Operating income (loss)	$(15,313)	$(9,249)	$2,077	$(11,580)	$(74,826)
Net income (loss)	$(5,967)	$(3,514)	$10,840	$(105,033)	$(114,202)

Our operating losses and net losses may increase in the future, and we may not achieve or sustain operating profitability or net profitability. We may continue to incur operating losses and post net losses in the future due to several factors, including:

•	planned acquisition activities related to the growth and development of our three core businesses, CDC Software, CDC Global Services and CDC Games;

•	continuing effects of acquisition-related adjustments including intangible asset amortization, stock compensation and deferred tax expense;

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

•	the potential or actual loss of key clients and key personnel;

•	our failure to increase market awareness of our company, our brands and our products and services; and

•	a continued slowdown in the U.S., European, Asian and/or other economic markets.

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

Our expansion throughout international markets exposes us to the following risks, any of which could negatively impact our business prospects:

•	adverse changes in regulatory requirements, including export restrictions or controls;

•	potential adverse tax and regulatory consequences;

•	differences in accounting practices and investment requirements;

•	different cultures which may be relatively less accepting of our business;

•	difficulties in staffing and managing operations;

•	differences and inconsistencies in legal interpretations, laws, rules and regulations;

•	greater legal uncertainty and difficulty in complying with such laws and regulations;

•	tariffs and other trade barriers;

•	changes in the general economic and investment climate affecting valuations and perception of our business sectors;

•	political instability and fluctuations in currency exchange rates; and

•	different seasonal trends in business activities.

In recent years, we have depended on acquisitions to increase our revenues. We may not be successful in increasing our revenues through organic growth, which may result in decreased revenues and profitability.

Our ability to achieve organic growth in our businesses is subject to a number of risks and uncertainties, including the following:

•	our investments in sales and marketing, research and development and personnel training could require significant resources and may not ultimately prove successful in generating organic growth;

•	we may not be successful in introducing our products and services into new and emerging markets, such as China and India; and

•	our strategy to sell new products to our existing customer base, which has expanded through acquisitions, may not be successful or as profitable as we expect.

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

In recent years, we depended more on acquisitions to increase our revenues than on the organic growth of our businesses. Our inability to achieve organic growth in our businesses will have a material and adverse effect on our business, results of operations and financial condition.

From 2004 to 2007, we expanded our operations rapidly, both in size and scope, and during 2009 and in the future need to continue to integrate, manage and protect our interests in the businesses we may acquire or have acquired. We may experience difficulties in integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of our acquired businesses individually and cumulatively, and may need to reorganize or restructure our operations to achieve our operating goals. This may include creating or retaining separate units or entities within each of our operating segments. Our failure to integrate and manage our acquired businesses successfully could delay the contribution to profit that we anticipate from these acquisitions, and could have a material adverse effect on our business, results of operations and financial condition.

We have acquired several companies during the past several years and intend to continue to evaluate and pursue strategic acquisitions. We may incur significant costs in our efforts to engage in strategic transactions and these expenditures may not result in successful acquisitions. Furthermore, we may be unable to integrate our past or future acquisitions successfully, which could result in increased costs, divert management’s attention and materially and adversely affect our business, results of operations and financial condition.

We intend to continue to evaluate and pursue strategic acquisitions that can, among other things, broaden our customer base, provide enhanced geographic presence and provide complementary technical and commercial capabilities.

We believe that attractive acquisition candidates currently exist in our target markets, and we continuously consider a number of transactions, some of which would be material to our operations and financial condition if consummated. While we do not have a definitive agreement with respect to any material acquisition or joint venture, we enter into discussions with other companies and assess opportunities on an on-going basis. Any such acquisitions or joint ventures, if consummated, may be funded through the incurrence of debt or issuance of our class A ordinary shares.

Our ability to complete future acquisitions depends upon a number of factors that are not entirely within our control, including our ability to identify suitable acquisition candidates, negotiate acceptable terms, conclude satisfactory agreements and secure financing. We may incur significant costs arising from our efforts to engage in strategic transactions and these expenditures may not result in the successful completion of acquisitions. Acquisitions and investments expose us to many potential risks and challenges, including:

•	the assimilation of new operations, technologies and personnel;

•	unforeseen or hidden liabilities or expenses;

•	accounting charges;

•	the diversion of resources from our existing businesses, sites and technologies;

•	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

•	the potential loss of, or harm to, our relationships with our or the acquired company’s employees, users, licensors and other suppliers as a result of integration of new businesses.

Furthermore, we also may be unable to integrate our past or future acquisitions successfully. In order to realize the benefits anticipated from each acquisition, we need to conform the operational, managerial and financial controls, procedures and policies between our corporate headquarters and the businesses we have acquired. In some instances we may acquire or invest in new technologies, businesses, products and services, or create a strategic alliance in areas in which we may not currently operate. Accordingly, we believe that acquisition integration may require significant attention from our management and could require our management to develop expertise in new areas and manage new business relationships, which may divert management’s attention, increase transaction costs and reduce employee morale. Our ability to integrate past and future acquisitions is subject to a number of risks and uncertainties, including:

•	our ability to retain and integrate key employees and manage employee morale;

•	our ability to integrate or combine different corporate cultures;

•	our ability to effectively integrate products, research and development, sales, marketing, accounting and finance functions and other support operations;

•	our ability to maintain focus on our day-to-day operations;

•	the discovery of unanticipated liabilities or other contingencies that we did not identify during the course of our due diligence investigations;

•	potential claims filed by terminated employees or contractors; and

•	our ability to adapt to local market conditions and business practices.

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

Our growth strategy involves the acquisition of, and investments in, new technologies, businesses, products and services, as well as the creation of strategic alliances in areas in which we may not currently operate. Accordingly, we believe that acquisition integration may require significant attention from our management and could require our management to develop expertise in new areas and manage new business relationships. The diversion of our management’s attention and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business and reduce the intended benefits of our investments.

Acquisitions and investments expose us to many potential risks and challenges, including:

•	the assimilation of new operations, technologies and personnel;

•	unforeseen or hidden liabilities or expenses;

•	accounting charges;

•	the diversion of resources from our existing businesses, sites and technologies;

•	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

•	the potential loss of, or harm to, our relationships with our or the acquired company’s employees, users, licensors and other suppliers as a result of integration of new businesses.

Our ability to grow through acquisitions or investments will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to acquire these candidates, and the availability of financing to complete larger acquisitions or investments. We may also face significant competition in executing our acquisition strategy. The benefits of an acquisition or investment may also take considerable time to develop and we cannot assure you that any particular acquisition or investment will produce the intended benefits.

Rapid growth and a rapidly changing operating environment may strain our limited resources. Our failure to effectively manage such growth could adversely affect our ability to earn profits.

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

We began in June 1997 as a pan-Asian integrated Internet company. Our business model and strategy have evolved with a new focus and goal to be a global company focused on enterprise software applications and services through our CDC Software business, IT consulting services, outsourced applications development and IT staffing through our CDC Global Services business, on online games through our CDC Games business and on internet portals for the Greater China market through our China.com business Several of our products and services are quite disparate and have very different uses and functionalities. As such, it is difficult to discern significant synergies between and among some of our business segments. Because our segments are quite distinct, there may be limits to the amount of integration, cost savings and cross-selling we may be able to achieve among our business segments.

While as of December 31, 2008 and March 31, 2009, we had cash and cash equivalents of $165.7 million and $102.8 million, respectively, much of this cash balance is held at our China.com subsidiary, and we have limited ability to use these funds for our benefit or our other subsidiaries outside of the China.com chain of subsidiaries.

As of December 31, 2008 and March 31, 2009, we had cash and cash equivalents of $165.7 million and $102.8 million, respectively. Of such amounts, $111.6 million and $69.7 million of the cash and cash equivalents were held at China.com as of December 31, 2008 and March 31, 2009, respectively. China.com is a 79% owned subsidiary of ours listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to all of the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and debt securities, for the benefit of such shareholders. In the past, the China.com board has declared dividends, in which we have received a pro rata portion as a 79 % shareholder of China.com. Otherwise, we have limited ability to transfer or move the cash, cash equivalents, held-for-trading investments and available-for-sale investments balance to us at the parent entity level, or to use the amounts of cash, cash equivalents and held-for-trading investments and available-for-sale investments balance for the benefit of entities other than China.com and its subsidiaries. Any inability to access funds at China.com may have a material adverse effect on our financial condition.

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

Because we rely on local management for many of our localized CDC Software, CDC Games and China.com businesses, our business may be adversely affected if we cannot effectively manage local officers.

In connection with our strategy to develop our core businesses, we have interests in companies in a wide variety of local markets, including enterprise software companies in the United States, Canada, Europe, Australia, China and other parts of Asia, global services businesses in Australia, China and other parts of Asia and online games companies in the PRC. As a result, we rely on our local management and have limited oversight over these persons. If we cannot effectively manage our local officers and management, or prevent them from acting in a manner contrary to our interests or failing to act at our direction, our business, results of operations and financial condition could be materially and adversely affected.

Material weaknesses could be identified in our internal control over financial reporting in the future. New material weaknesses could impact our ability to report timely and accurate financial information could be materially and adversely affected.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm have concluded that the material weaknesses that existed in our internal control over financial reporting at December 31, 2007 have been remediated. A material weakness is defined as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis. The material weaknesses that existed at December 31, 2007 were noted in the financial statement close and reporting processes, income taxes and treasury management. We have also determined that material weaknesses in our internal controls over financial reporting existed during 2005 and 2006 as a result of, among other things, our inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of our organization to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of our financial statements for the years ended December 31, 2005, 2004 and 2003. The primary cause of the material weaknesses was lack of sufficient personnel in each of these areas with appropriate expertise to ensure proper accounting and treatment in accordance with generally accepted accounting principles. Management has remediated the material weaknesses by hiring additional qualified accounting personnel, improving month end close controls related to financial reporting, implementing standard accounting policies across the organization and continuing to consolidate accounting operations to shared service centers in North America and Europe.

We cannot be certain that additional material weaknesses will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our consolidated financial statements, and such conclusion could negatively impact the trading price of our class A common shares.

Risks Relating to Our International Operations

A large part of our business is international and, as a consequence, there are a number of factors beyond our control associated with international operations that could materially and adversely affect our business, results of operations and financial condition.

Approximately 47% and 50% of our total revenues in 2007 and 2008, respectively, were derived from customers outside of North America. We anticipate that revenues from customers outside the United States will continue to account for a significant portion of our total revenues in the future, particularly as we intend to expand into targeted emerging markets, such as the PRC. Our operations outside the United States are subject to additional risks, including:

•	changes in, or interpretations of, U.S. or foreign law that may materially and adversely affect our ability to sell our products, perform services or repatriate profits to the United States;

•	the imposition of tariffs and other trade barriers;

•	hyperinflation or economic or political instability in foreign countries;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	conducting business in places where business practices and customs are unfamiliar and unknown or prohibited by applicable law;

•	adverse changes in regulatory requirements, including the imposition of restrictive trade policies, including changes in export restrictions;

•	potentially adverse tax consequences;

•	worldwide political conditions and political instability;

•	fluctuations in currency exchange rates;

•	the imposition of inconsistent laws or regulations;

•	the imposition or increase of investment requirements and other restrictions by foreign governments;

•	difficulty in staffing and managing our operations;

•	different seasonal and other trends in business activities;

•	differences in cultures which may be less accepting of our business;

•	differences in accounting practices and investment requirements;

•	longer collection cycles for accounts receivable;

•	uncertainties relating to foreign laws and legal proceedings and compliance with such laws, rules and regulations;

•	having to comply with a variety of U.S. laws, including the Foreign Corrupt Practices Act;

•

having to comply with U.S. export control regulations and policies that restrict our ability to communicate with non-U.S. employees and supply foreign affiliates and customers with products and services; and

•	adverse determinations or findings by applicable export control authorities restricting our ability to export goods and services.

We are required to comply with U.S. export control laws and regulations. Noncompliance with those laws and regulations could have a material adverse effect on our business.

The export and re-export of certain of our products to, and the provision of our services to customers in, certain countries are subject to U.S. export control laws and related regulations, including the Export Administration Regulations (“EAR”), 15 C.F.R. Parts 730 et seq., administered by the U.S. Department of Commerce. Accordingly, our products and services may be subject to pre-export filings; licensing requirements for certain restricted countries, parties and end users; post-export reporting; and documentation and other requirements. Although we strive to comply with applicable export requirements, we have advised the U.S. Department of Commerce of potential violations of the U.S. export control laws and regulations involving the sale of software to Syria by a reseller. We believe this sale was isolated and remediable through strengthened internal controls and procedures. Violations of export control regulations can lead to administrative, civil monetary or criminal penalties. Based on the information available at this time, we do not believe that the matters we have disclosed will result in material sanctions or penalties, and accordingly have recorded an accrual that is not material to our financial condition or results of operations. We cannot assure you that the U.S. Department of Commerce will not pursue penalties for any violations ultimately found to have occurred or that any such penalties will not result in the imposition of sanctions will have a material adverse impact on our business, financial condition or results of operations.

A change in currency exchange rates could increase our costs relative to our revenues.

Our revenues, expenses and liabilities are denominated in a number of currencies, including Australian dollars, British pounds, Canadian dollars, Euros, Renminbi, South Korean won, Swedish Kronas and U.S. dollars. However, our quarterly and annual financial results are reported in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. Any hedging policies implemented by us may not be successful, and the cost of these hedging techniques may have a negative impact on our business, results of operations and financial condition.

Disruptions in the financial and credit markets and economic downturns may adversely affect our business, results of operations and financial condition.

Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers. Decreased capital and maintenance spending could have a material adverse effect on the demand for our products and our business, results of operations and financial condition. Disruptions in the financial markets, including the bankruptcy or restructuring of certain financial institutions, such as the events that occurred in the second half of 2008 and are continuing to some extent presently, may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends.

In addition, continuing weakness or further deterioration in regional economies or the world economy could negatively impact the capital and maintenance expenditures of our customers and end users. There can be no assurance that government responses to the disruptions in the financial markets or to weakening economies will restore confidence, stabilize markets or increase liquidity and the availability of credit. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Risks Relating to Our Software Business

Revenues from our Software business fluctuate significantly from quarter to quarter, which may cause volatility in the trading price of our class A ordinary shares.

Many factors have caused, and may continue to cause, revenues from our Software business to fluctuate significantly, including:

•

the recognition of a substantial portion of our software license revenues in the last month of a quarter due to the buying trends of our customers, which may result in increased volatility in quarterly revenues if customers decide to defer or cancel orders or implementations, particularly large orders or implementations, from one quarter to the next;

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

•	reductions in the historical rate at which opportunities in our pipeline develop into license agreements;

•

patterns of capital spending and changes in budgeting cycles by our customers. For example, in 2008 and continuing through the present, capital spending for enterprise software applications was negatively impacted by challenging economic conditions in the United States, Europe and Asia;

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

If we are unable to successfully grow our direct and indirect sales channels, our ability to organically grow our business will be harmed, which may lead to decreased revenue growth and adversely affect our profitability.

To date, we have sold our products primarily through our direct sales force, particularly in North America. Our future revenue growth will depend in large part on recruiting, training and retaining direct sales personnel and expanding our indirect distribution channels. These indirect channels include value-added resellers, or VARs, original equipment manufacturers, or OEMs, partners, systems integrators and consulting firms.

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

We dedicate a significant amount of resources to research and development activities and our failure to successfully develop, market or sell new products or adopt new technology platforms could have a material and adverse effect on our ability to generate revenues and sustain our profitability.

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

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient offsetting or resulting revenues, and our business and operating results could be materially and adversely affected. Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all. In 2006, 2007 and 2008, our research and development expense was $19.8 million, or approximately 7.3%, $22.7 million, or approximately 5.9% and $25.9 million, or approximately 6.3%, of our total revenues, respectively. In addition, as we or our competitors introduce new or enhanced products, the demand for our older products and older versions of such products is likely to decline. If we are unable to provide continued improvements in the functionality of our older products or move customers with our older products to our newer products, maintenance and license revenues from older products may decline, which could have a material and adverse effect on our business, results of operations and financial condition.

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

We have been increasingly moving software development capabilities for our enterprise software applications to India and China which subjects us to risks that may result in certain staffing and management difficulties which, if not effectively addressed, could delay development of upgrades and new products that, in turn, could reduce revenues and net income and increase research and development costs.

We have established a CRM-focused software development center in Bangalore, India and an ERP and SCM-focused software development center in Shanghai, China and Nanjing, China, respectively. Such off-shoring subjects us to various risks, including the following:

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

If we are unable to adequately staff and manage our offshore research and development operations we may not realize, in full or in part, the anticipated benefits from this initiative. In addition, other events and circumstances, such as difficulties, delays or unexpected costs, may occur which could result in our not realizing all or any of the anticipated benefits, which could have a material adverse effect on our business, financial condition, and operating results.

If there are interruptions or delays in our hosting services through third-party error, our own error or the occurrence of unforeseeable events, delivery of our solutions could become impaired, which could harm our relationships with clients and subject us to liability.

As of December 31, 2008, we offered hosting services to approximately 25 customers through our CDC Software business. Our clients use our hosting services for deployment of our software applications. We generally provide our hosting services for our applications through computer hardware that we own or rent and that is currently located in third-party web hosting co-location facilities maintained and operated in Suwanee, GA, Miami, FL, and Pleasanton, CA. We do not maintain long-term supply contracts with any of our hosting providers, and providers do not guarantee that our clients’ access to hosted solutions will be uninterrupted, error-free or secure. Our operations depend on our providers’ ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our back-up computer hardware and systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage occurring simultaneously at all hosting facilities. In the event that our hosting facility arrangements were terminated, or there was a lapse of service or accidental or willful damage to such facilities, we could experience lengthy interruptions in our hosting service as well as delays and/or additional expense in arranging new facilities and services. Any or all of these events could cause our clients to lose access to their important data. In addition, the failure by our third-party hosting facilities to meet our capacity requirements could result in interruptions in our service or impede our ability to scale our operations.

Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our clients’ service to their customers. Any interruptions or delays in our hosting services, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with clients and our reputation. This in turn could reduce our revenue, subject us to liability, cause us to issue credits or pay penalties or cause clients to fail to renew their licenses, any of which could adversely affect our business, financial condition and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

Risks Relating to Our Global Services Business and the Customer Services Provided by Our Software Business

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

If our CDC Global Services business fails to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.

Our CDC Global Services business, which consists primarily of many smaller, regionally-focused subsidiaries that operate primarily in Australia and parts of the United States, faces intense competition. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and marketing resources than we do. We also face competition from many of the large Asia Pacific based outsourcing firms. Any of our present or future competitors may provide services that provide significant performance, price, creative or other advantages over those offered by CDC Global Services. We may not be able to compete successfully against our current or future competitors, particularly as markets continue to consolidate, change or mature.

If we fail to accurately estimate the resources and time required for any engagements we enter into on a fixed-price basis, we could experience cost overruns and be subjected to penalties.

Several of CDC Global Services’ engagements consist of individual, non-recurring, short-term projects billed on a fixed-price basis, as distinguished from billing on a time and materials basis. In addition, while most of our professional services engagements associated with the sale and implementation of our enterprise software applications are billed on a time and materials basis, some of our engagements are also contracted on a fixed-price basis. These fixed-price engagements require us at times to commit unanticipated additional resources to complete these engagements, which may result, and has in the past resulted, in losses on certain engagements. Clients may also change the scope of the projects on which we are engaged. Our failure to accurately estimate the resources and time required for a particular engagement or to effectively manage client expectations and changes regarding the timing and scope of the services to be delivered could expose us to risks associated with cost overruns and penalties, any of which could have a material and adverse effect on our business, results of operations and financial condition.

Because some of CDC Global Services contracts do not have disclaimers of, or limitations on, liability for special, consequential and incidental damages, we may be exposed to potential litigation and liabilities.

A large portion of our service agreements with customers of CDC Global Services do not have disclaimers or limitations on liability for special, consequential and incidental damages, and/or do not have caps on liabilities or have relatively high caps on the amounts our customers can recover for damages. In addition, some of our subsidiaries do not carry professional indemnity or other insurance against liability for any claims or breaches under our customer contracts. If a dispute were to arise with respect to one of these agreements, we would likely be held liable for the obligations of these subsidiaries that do not carry insurance.

Claims relating to CDC Global Services contracts have arisen and may arise in the future. Any claim under customer contracts could subject us to litigation and give rise to substantial liability for damages, including special, consequential or incidental damages that could materially and adversely affect our business, results of operations and financial condition.

Each of our CDC Global Services businesses faces intense competition. If we fail to compete effectively, our failure could have a material adverse effect on our business, financial condition and results of operations.

Each of our CDC Global Services businesses, many of which are smaller in size and operate in localized regional markets (such as Australia, Korea, and various regions in the United States) faces intense competition. A significant portion of the revenues from some of our CDC Global Services businesses is obtained through the resale of software developed by third party software and hardware vendors who use our businesses as channel partners on a non-exclusive basis. Also, we rely on the referrals of these third parties to introduce us to new business opportunities. Should any of those third party software and hardware vendors decide to sell their software and hardware or provide services directly into our market, or use other service providers, this could result in a loss of expected revenues.

In addition, many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in each of our target global services markets, greater name recognition, larger customer bases and greater financial, technical and marketing resources when compared to us. For example, as our business evolves to place greater emphasis on outsourced software development and support services, we will face competition from many of the large Asia Pacific based outsourcing firms, such as Infosys Technologies Ltd and Wipro Ltd. We may also face competition from companies such as Microsoft and SAP, whose software our Global Services personnel support. If companies such as Microsoft and SAP were to directly offer services to third parties such as those provided by us, our business, financial condition and results of operations could be adversely affected. Any of our present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us. We can provide no assurance that we will be able to compete successfully against our current or future competitors, particularly as markets continue to consolidate, change or mature.

Restrictions and limitations on immigration may affect our ability to compete for and provide services to clients in the United States, and could hinder our growth and adversely affect our business, financial condition and results of operations.

Approximately 24% of our billable workforce in our CDC Global Services business is comprised of skilled foreigners holding H1-B or other visas. We continually seek to grow our base of H1-B foreign national colleagues. The H1-B visa classification enables us to hire qualified foreign workers in positions that require the equivalent of at least a bachelor’s degree in the U.S. in a specialty occupation such as technology systems engineering and analysis. The H1-B visa generally permits an individual to work and live in the U.S. for a period of three to six years, with some extensions available in certain circumstances. The number of new H1-B petitions approved in any federal fiscal year is limited, making the H1-B visas necessary to bring foreign employees to the U.S. unobtainable in years in which the limit is reached. Each year the H-1B cap is reached at an earlier point prior to the beginning of the fiscal year for which the H-1B’s will be available. If we are unable to obtain all of the H1-B visas for which we apply, our growth may be hindered.

Furthermore, immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. If U.S. immigration laws change and make it more difficult for us to obtain H-1B visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. These restrictions and any other changes in turn could hamper our growth and cause our revenue to decline. Many of our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. Although we currently have sufficient personnel with valid H-1B visas, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.

In addition, compliance with existing U.S. immigration and labor laws is complex, and there are strict labor regulations associated with the H1-B visa classification. Users of the H1-B visa program are subject to investigations by the Wage and Hour Division of the United States Department of Labor. If we are investigated, a finding by the U.S. Department of Labor of willful or substantial failure by us to comply with existing regulations on the H1-B classification could result in back-pay liability, substantial fines, or a ban on future use of the H1-B program and other immigration benefits, any of which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our CDC Games Business

Our limited operating history and the unproven long-term potential of our online games business model make evaluating our business and prospects difficult.

Our limited operating history makes evaluating our business very difficult. We only commenced the commercial distribution and operation of our most popular game, Yulgang, in July 2005 and commercially introduced our second major online game, Special Force, in June 2007. Optic, the company we acquired in July 2007, only commercially introduced its most popular game, Shaiya, in December 2006.

It is also difficult to evaluate our prospective business because of the unproven long-term potential of our online games business model and because of the rapidly evolving nature of the online games market in China, which itself is relatively young. Our operating results will depend on numerous factors, that, in certain cases, we have limited or no ability to control. These factors include, but are not limited to:

•	the popularity, pricing and timing of introduction of new online games by us and our competitors;

•	our ability to upgrade our games in a timely manner to extend their commercial lifespans;

•	the growth of Internet users and penetration in China and other markets where we may expand our operations;

•	our ability to retain existing customers and attract new customers;

•	our ability to license new games that achieve commercial success;

•	our ability to maintain rights under our existing games licenses;

•	our ability to successfully expand our business within and outside China;

•	our ability to successfully address rapidly changing consumer tastes and preferences in the online games market;

•	the popularity of other forms of entertainment, particularly among our target demographic group of 18- to 25- year-olds;

•	technological changes and challenges;

•	our ability to maintain secure, reliable and effective operation of our servers and software;

•	our ability to adequately and efficiently operate, upgrade, develop and expand our transaction processing and payment systems;

•	our ability to continue expanding our distribution network for physical and virtual point cards used to pay for in-game merchandise or playing time;

•	our ability to attract and retain qualified personnel;

•	general economic conditions in the markets where we operate, particularly those that affect discretionary spending by our customers;

•	the impact of the Chinese government’s regulation of the online games industry and our ability to continue obtaining the licenses required to operate online games in China; and

•	our ability to maintain and acquire adequate bandwidth with the telecom companies in China to support our online games operation networks.

Due to these factors, as well as others, we may be unable to maintain or grow our business, which may harm our financial results and our share price.

Our operating results may fluctuate significantly because we currently depend on a limited number of online games for substantially all of our revenues and are launching several new online games in the future whose potential in the Chinese market is unproven.

We currently derive substantially all of our online games revenues from three online games: Yulgang, Special Force and Shaiya. Of these games, Yulgang accounted for approximately 52% of CDC Games’ revenues in 2008. During the second half of 2009, we plan to launch the Lord of the Rings Online: Shadows of Angmar. The commercial lifespan of online games is highly uncertain due to factors such as game quality, business model and competition. In order to maximize the longevity of our existing online games, which we believe can be up to five years for highly successful online games and three years for most other online games, it is necessary to continuously enhance, expand and upgrade the game with new features. We do not have any control over product development and our developers may fail to develop updated versions, enhancements or expansions of our games in a timely manner to increase their longevity and to maintain their competitive position in the online game market in China. If the popularity of Yulgang, Special Force, Shaiya or Lunia Online diminishes materially, and revenues from games we launch in the future fail to offset any such declines, our revenues and profitability may decline.

The typical cost to commercially launch a new online game in China varies greatly and can cost several million dollars, exclusive of prepaid licensing fees and royalties, with the substantial majority of these costs being incurred prior to meaningful revenue generation from the online game. Because we incur costs for licensing and launching a new game prior to recognizing any related revenues, we may experience increased expenses and lower margins without the benefit of revenues from that game during the pre-launch period. The combination of our current reliance on three online games, the significant costs associated with marketing and promoting each new online game and our expected launch of several new online games in the remainder of 2009 may cause our results of operations to fluctuate significantly. Poor operating results for any one game or a delay in the planned launch of a new game could materially affect us, making the investment risks related to any one online game larger than those associated with competitors that have a more established and more diversified online game portfolio.

Our growth strategy depends to a significant extent on our ability to deliver new online games. If we are unable to consistently license or acquire new online games that have a high likelihood of commercial success, our business will be harmed.

In order for our business strategy to succeed over time, we will need to continually deliver new online games. Because we do not currently have an internal development group, our business strategy requires us to license or acquire new online games that have a high likelihood of commercial success. We typically acquire rights to games either through licensing agreements or by making financial investments in developers in exchange for game publishing and other rights. When we first acquire rights to a game, the game may not have been developed. The development cycle for online games is long, generally ranging from two to four years. The creative process inherent in online games development also makes the length of the development cycle difficult to predict, especially in connection with online games involving new technologies. As a result, we may experience delays in introductions of online games that we have licensed from our game developer partners. If the release of an online game is delayed, we may miss an important marketing window, our competitors may introduce a game with similar features before we release our game, we may not achieve anticipated revenues for that game, or we may be required to spend more to accelerate localization of the game, each of which would increase our costs and lower our margins. Accordingly, we typically make a significant financial commitment to a game without any guarantee it will be commercially successful. In addition, we have entered into and intend to continue to enter into licenses with, and make investments in, developers with limited or no history of developing successful games. We may be unable to fully recover upfront and minimum royalty licensing or investment costs if a game is not commercially successful.

Our ability to successfully license online games that are attractive to users depends in part on our ability to identify games that will be commercially successful and developers capable of producing popular content. It may be difficult to determine whether an online game will appeal to Chinese users, even if it has been successful in other markets, since many games from developers in other markets were not specifically designed for China’s online games market, further complicating the task of identifying games that will appeal to our users. Moreover, due to increased competition among online game operators in China, upfront license fees, royalties and investment costs for licensed games have increased, which we expect will continue, and some developers are demanding guaranteed minimum royalty payments.

If we are not able to consistently license, acquire or develop additional attractive online games with lasting appeal to users, our financial condition and results of operations would be significantly harmed.

If we are unable to successfully launch and operate the Lord of the Rings Online: Shadows of Angmar in China, our future results of operations will be adversely affected.

Our future operating results depend to a significant degree on the successful launch and operations of our upcoming MMORPG Lord of the Rings Online: Shadows of Angmar, of which we expect to launch a test version in the second half of 2009, followed by the commercial launch later in 2009. We plan to invest a significant amount of financial and personnel resources in launching and operating this game. However, there is no assurance that we will be able meet our current timetables for the testing and launch, or that once launched, we will be able to operate the game at a profit or at all. The relevant Chinese governmental authorities may delay or deny the granting of the approvals required for the open test, commercial launch and operation of the game due to these or other factors. Also, we are required under the license agreement to meet the quality or technical standards equivalent to those of the English-language version of the games within 45 days after we submit to the game developer for approval of each of the localized testing or commercial launch versions. Failure to meet these quality or technical standards may result in the loss of our licenses. Furthermore, this games are set in a Western cultural background with which users in China may be relatively unfamiliar. As a result, we may not attract as many users as are required for the launch or operation of the games on a commercially viable basis.

We have made significant financial commitments under our Lord of the Rings Online license agreement. We are required to pay the game developer for Lord of the Rings Online an initial non-refundable license fee of US$4.0 million. In addition, we are obligated to commit significant amounts to the marketing and promotion of this games, and pay significant royalties to the developer. If we lose our exclusive license for failing to meet our financial obligations or other reasons, or if we are unable to successfully launch or operate Lord of the Rings Online and generate enough revenues to offset our costs and expenses, our future results of operations will be adversely affected.

If we are unable to maintain stable relationships with the licensors of our online games, our licenses may be terminated or we may experience difficulties with the operation of our existing licensed games, the extension of existing licenses and obtaining licenses for new games.

We must maintain stable and productive working relationships with our licensors to help ensure that we are able to obtain necessary consents for our subsidiaries to distribute, publish and operate games we have licensed, operate our games effectively and gain access to game upgrades and rights to future games they develop. Additionally, in-game marketing activities and gift promotions often require our licensors’ consent. Furthermore, many times, an internet content provider license is required to operate an Internet portal under PRC laws and regulations. In such cases the licensors’ consent is necessary to release and operate the game.

We also depend on our licensors to provide necessary technical support for the operation of our licensed games, to resolve programming errors and game defects or flaws that users bring to the attention of our customer service personnel, as well as for expansion packs and upgrades that help to sustain user interest in our online games. For certain of our games, we have granted sublicenses to games distributors. We depend on our licensors to deliver the games to us so that we may fulfill our obligations under our sublicense agreements. Moreover, some of our licenses may be terminated upon the occurrence of certain events, such as failure to commence beta testing or commercially launch the game in a timely manner, failure to make royalty payments, failure to meet certain operating or financial benchmarks, or in the event of a change in control of the licensee. If any of these termination rights are triggered and not waived by the licensor, we may lose rights to a game even if we have expended considerable time and financial resources in developing, marketing and operating that game. If we are unable to maintain these relationships, our financial condition and results of operations will be harmed.

For example, on October 17, 2007, Mgame, the licensor of Yulgang, unilaterally announced that it terminated its agreements with CDC Games International, alleging breach of contract for non-payment. In October 2007 we commenced litigation against Mgame alleging breach of contract. Although we subsequently settled our dispute with Mgame, we cannot assure you that we will not experience disputes with our game developers in the future, which could have a material adverse effect on our financial condition and results of operations.

The licenses to the three online games from which we currently derive substantially all of our revenue expire within the next two years. If we are unable to extend the term of these licenses, our financial condition and results of operations may be materially and adversely affected.

Our licenses to the three most popular games from which we currently derive substantially all of our revenue - Shaiya, Special Force and Yulgang - expire in December 2009, June 2010 and March 2010, respectively. We may be unable to obtain an extension of the terms of those game licenses or any other licensed game that is successful during its initial term of operation, on reasonable terms, or at all. If we are unable to extend the term of a successful game, the licensor could offer the game itself or enter into a license with one of our competitors, and our financial condition and results of operations may be materially and adversely harmed.

If consumer tastes and preferences move away from online games or the games that we offer, particularly MMORPGs, our revenues and profitability will likely decline.

Our ability to successfully plan for product licensing, distribution and promotional activities depends significantly on our ability to anticipate and adapt to changes in consumer tastes and preferences in the rapidly evolving online games market. MMORPGs are currently one of the most popular genres of online games in China and we expect to continue to rely on MMORPGs, particularly Yulgang, for a significant portion of our revenues in the near future. The popularity of MMORPGs in China may decline, and their current popularity in China may be replaced by new and different genres of online or other games. We may be unable to anticipate or adapt to changes in consumer preferences or obtain rights to or market the genres or styles of games that appeal to evolving consumer preferences. A decline in the popularity of online games in general or the games that we offer, particularly MMORPGs, would likely adversely affect our revenues and profitability.

Moreover, we believe casual games and web-based online games are becoming increasingly popular in China. Casual games and web-based online games tend to have shorter commercial lifespans than MMORPGs, thereby increasing the importance of maintaining a consistent pipeline of new games and lowering our ability to leverage successful games over the longer term. We have limited experience offering casual games and web-based online games and we cannot assure you that the casual games and web-based online games in our pipeline will be commercially successful.

If we are unable to successfully launch and operate online games in new genres or adapt to new revenue models, our future results of operations will be adversely affected and we may not generate sufficient revenues to enable us to license and introduce new online games in the future.

Our online games currently scheduled for launch include several casual games and fantasy role-playing, action, martial arts, and others. We have invested significant financial resources in obtaining rights to these games and plan to invest a significant amount of financial and personnel resources in launching and operating these and other new games. We have no experience offering certain of these game genres, and others such as fantasy role playing are relatively new to China. Accordingly, if these games fail to achieve commercial success, our revenues and profitability would be harmed and we may not generate sufficient revenues to consistently license and introduce new online games in the future, which is critical to our games business.

Substantially all of our online games utilize the free-to-play, pay for virtual merchandise, revenue model. This type of revenue model requires us to expend significant resources to track consumer tastes and preferences, especially in-game spending trends in order to attract users to play and encourage them to purchase in-game merchandise. If new revenue models develop and attain commercial success in the online games industry in China or in overseas markets, our current revenue model may be less successful and we may be unable to launch new games or retool our current games to adapt to these new models in a cost-effective manner or at all. This could harm our business and financial results.

Moreover, we anticipate that our newly introduced games may result in a portion of our existing customers reducing their spending on our current games or switching to our new games altogether. These effects may be magnified as we attempt to unify our log-in and billing system, which is intended to allow users to use a single account to play and pay for all of our games, and lowers the barriers to shifting among different games on our platform. If this reduction in play or switching of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans. Any revenues generated by new online games may be offset, at least in part, by loss of revenues from our current online games, which may harm our financial condition and results of operations.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, strain on our management, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement a variety of new and upgraded operational and financial systems, including online payment systems and related security systems, procedures and controls, and improve our accounting and other internal management systems, all of which will require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, customers, overseas licensees and third-party service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Acquisitions and investments may have an adverse effect on our ability to manage our business.

Our growth strategy involves the acquisition of, and investments in, new technologies, businesses, products and services, or the creation of strategic alliances in areas in which we may not currently operate. We have limited experience in integrating acquired companies or assets into our business. Accordingly, we believe that acquisition integration may require significant attention from our management and could require our management to develop expertise in new areas and manage new business relationships. We acquired Optic in July 2007 and are still in the process of completing the integration of our and Optic’s technology infrastructure, billing, payment and customer service networks into unified platforms. The diversion of our management’s attention and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business and reduce the intended benefits of our investments.

Acquisitions and investments expose us to many potential risks and challenges, including:

•	the assimilation of new operations, technologies and personnel;

•	unforeseen or hidden liabilities or expenses;

•	accounting charges;

•	the diversion of resources from our existing businesses, sites and technologies;

•	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

•	the potential loss of, or harm to, our relationships with our or the acquired company’s employees, users, licensors and other suppliers as a result of integration of new businesses.

Our ability to grow through acquisitions or investments will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to acquire these candidates, and the availability of financing to complete larger acquisitions or investments. Since we expect the online games industry to consolidate, we may face significant competition in executing our acquisition strategy. The benefits of an acquisition or investment may also take considerable time to develop and we cannot assure you that any particular acquisition or investment will produce the intended benefits.

We may be unable to compete successfully against new entrants and established industry competitors.

We face intense competition in the online games market in China. We believe there are currently over 150 online game operators in China and we expect many more companies to enter the market. Our competitors vary in size and include large companies such as Kingsoft Corporation Limited, Netease.com, Inc., Shanda Interactive Entertainment Limited, The9 Limited and Shanghai ZT Game Co., Ltd., many of which offer significantly more game titles than we do and have significantly greater financial, marketing and game development resources and brand recognition than we have. As a result, we may be unable to devote the same levels of resources to investing in, licensing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, or compensating independent game developers as some of our competitors. Moreover, our competitors may offer online games with better game performance or features in more popular genres, more attractive pricing, better storylines or other advantages over the games offered, or to be offered by us, which may reduce our number of users or the growth rate of our user base, which would harm our business and results of operations.

We compete with other forms of entertainment, including offline games, television, movies, sports, and the Internet.

Our online games compete with console games, portable devices, television, movies, sports and the Internet for consumer time and entertainment budget. Our success is highly dependent on the quality and attractiveness of our online games and our ability to price our online games and in-game merchandise competitively compared to our competitors and other forms of entertainment. If our competitors lower their prices, or if other forms of entertainment become available at lower relative prices, we may lose significant customer share. Our target customers may prefer entertainment activities that are conducted at a group or communal setting, and our online games, while offering a virtual community, may be unsuccessful in competing against other forms of entertainment that allow for greater human interaction. If we are unable to sustain sufficient interest in our products in comparison to other forms of entertainment, including new forms of entertainment, our business model may no longer be viable.

Undetected programming defects and unsatisfactory customer service could harm our reputation or decrease demand for our online games, which would harm our business.

The online games we operate may contain programming errors or flaws. If our online games contain programming errors or other flaws, our users may stop playing them, may not recommend them to other potential users, and may switch to a competitor’s games. This risk is particularly enhanced as we are currently planning to launch a significantly higher number of games over a much shorter time frame in the future than we have to date. Undetected programming errors, game defects and unsatisfactory customer service can disrupt our operations, adversely affect the game experience of our users, harm our reputation, divert our resources and delay market acceptance of our online games, any of which would harm our business.

We rely on the continuous availability of our technology infrastructure. Unexpected service disruption, either due to network failures or restrictions imposed by the PRC government, or security breaches could significantly harm our business, reputation and ability to attract and retain users.

We rely on the continuous availability of our computer systems and other components of our technology infrastructure. If we fail to maintain the satisfactory performance, reliability, security and availability of our computer systems, our business, reputation and ability to attract and retain users could be significantly harmed. For example, for three days following the earthquake in China’s Sichuan Province in 2008, the PRC government required all servers dedicated to entertainment-related content to cease operation as a period of mourning for the event.

Major risks involving our computer systems include:

•	disruptions or failures in China’s network infrastructure, which would prevent our users from logging on to our website or playing our games;

•

break-downs or system failures resulting in a sustained shutdown of our servers, including failures caused by power shutdowns or efforts to gain unauthorized access to our systems, causing loss or corruption of data or malfunctions of software or hardware;

•	damage from fire, flood, earthquake, power loss and telecommunications failures; and

•	computer viruses, hacking and similar events.

Any interruption or inadequacy of our computer systems that causes interruptions in the availability, or deterioration in the quality, of our online games could reduce user satisfaction and our number of users. Inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability as well as damage to our reputation. Moreover, we may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if hacking or a computer virus affects our systems and is highly publicized, our reputation and brand names could be materially damaged, which could cause us to lose customers and revenues.

Furthermore, increases in user activity could strain our computer systems’ capacity, leading to slower response times or system failures. This could result in a reduced number of users and could have an adverse effect on our business, financial condition, results of operations and reputation. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand. As of December 31, 2008, our servers were hosted and maintained at 20 different Internet data center sites in mainland China operated by China Telecom and China Netcom, and do not have back-up systems located in different cities from those data center sites.

Unauthorized character enhancements and other hacking or cheating activities could harm our business and reputation and materially and adversely affect our results of operations.

With the increase in the number of online game players in China, online game operators have increasingly encountered problems arising from the use of unauthorized character enhancements and other hacking or cheating activities. We have from time to time detected a number of players who have gained an unfair in-game advantage by installing hacking or cheating tools to facilitate character progression. In response to these activities, we have installed built-in detection mechanisms in our games to identify various hacking and cheating activities, and have expanded our technical team dedicated to detecting unauthorized character enhancements and resolving other hacking issues. Continued occurrences of unauthorized character enhancements and other manipulations may negatively impact the image of our online games and players’ perception of their reliability, decrease the number of players, reduce the players’ interest in purchasing in-game merchandise, shorten the life span of the games and adversely affect our results of operations. Furthermore, once we detect the players who have engaged in hacking or cheating activities, we generally suspend their access to their respective accounts. However, if we were to mistakenly suspend accounts of players not engaged in such activities, it could result in significant user dissatisfaction and cause some of these players to cease to play the game altogether.

Illegal game servers could materially and adversely affect our business, reputation and financial results.

As our size and scale increases, we increasingly face the risk of illegal game servers, which are servers that operate unauthorized copies of online games. Some Internet cafés have misappropriated our game server installation software and allowed users to play games without paying us. Although online game operators have made efforts to shut down illegal game servers across China, we continue to face considerable challenges in enforcing our intellectual property rights. Enforcement of intellectual property rights through litigation can be difficult in China, due to the early stage of development of intellectual property laws in China, and is expensive. In addition, enforcement actions generally require cooperation from local governmental and police authorities, which are often unwilling to deploy their limited resources to enforce the intellectual property rights of national corporations against individuals or companies in their districts. Despite our efforts to shut down illegal game servers, we believe a significant number of illegal game servers continue to operate unauthorized copies of our online games. The continued operation of our online games by illegal game servers, or the operation of any new games that we may introduce by illegal game servers, may cause us to lose customers and revenues, harm our reputation, devalue our games and characters and harm our financial results. We may be unable to identify and eliminate illegal game servers in a timely manner, or at all.

We primarily depend upon a few printing companies to produce our physical prepaid game point cards. If these companies mishandle our cards or the related passcodes or if there are production defects or delays, our reputation and business would be harmed.

Because of the relatively limited availability of online payment systems in China, we depend upon physical prepaid point cards, or PP-Cards, for a significant portion of our revenues. For 2008, physical PP-Cards accounted for approximately 19% of the total value of PP-Cards delivered to users. We rely on a limited number of third-party printing companies to produce our physical PP-Cards. These cards are generally produced in batches of hundreds of thousands with each card having an individual passcode that enables the purchaser to deposit the points on the card into their online user account. If our printers mishandle our cards or the related passcodes, or if there are production defects or delays, our reputation and business would be harmed.

We could be liable for breaches of security in connection with users’ transmission of personal information over our websites.

For 2008, virtual point cards accounted for approximately 81% of the total value of PP-Cards delivered to users. Currently a substantial portion of our virtual point card sales are conducted through the internet. Secure transmission of confidential information over public networks is essential to maintain consumer confidence. This information includes customer credit or bank card numbers, personal information and billing addresses. Our current security measures may be inadequate to protect such information. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could disrupt our services, harm our reputation and cause users to move to our competitors. Security breaches could expose us to litigation and potential liability for failing to secure confidential user information and could harm our reputation and ability to attract users.

We rely on third parties to provide us with distribution services and any disruption or deterioration of these services could adversely affect our business, financial condition and results of operations.

Our users are located throughout China, and because of the limited forms of payment available in China, we rely largely on local distributors to deliver our physical PP-Cards to users. For the years ended December 31, 2007 and 2008, our top five and top 10 distributors accounted for 42% and 54%, and 27% and 45%, respectively, of our total physical PP-Card sales. We do not prohibit our regional distributors from distributing other online game operators’ prepaid cards and we do not have long-term agreements with any of our distributors. Although we endeavor to seek reputable and reliable distributors, we cannot monitor all of our distributors and their distribution activities. Moreover, these distributors may mishandle our cards or related pass codes, or encounter difficulties in delivery that are beyond their or our control. The occurrence of any of these events may harm our reputation and business.

If intellectual property rights claims are successfully asserted against any of our licensors, we may be unable to continue offering that licensor’s game and our results of operations may be materially and adversely affected.

We expect to derive substantially all of our revenues and profits from Yulgang, Special Force and Shaiya, and other licensed online games we may introduce in the future. The licensors of these games may be subject to intellectual property rights claims with respect to the online games licensed to us. In addition, the license by which these licensors obtained their rights may be terminated or expire. If intellectual property rights claims brought against our licensors are successful and our licensors are precluded from continuing to offer a game we license, or if one of our licensors loses its license to a game, we may be unable to continue offering that game, causing us to lose our investment in, and potential revenues from, that game. We may also be liable for damages to the third-party owner of the game. In certain licensing agreements, we are also responsible for indemnifying our licensors for costs or liabilities resulting from claims of infringement of trademark, copyright or intellectual property. If we lose rights to one or more games, our business financial condition and our results of operations could be harmed.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. Unauthorized use of intellectual property, whether owned by us or licensed to us, may reduce our revenues, devalue our brands and property, and harm our reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our licensors, partners, manufacturers, distributors and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive, as are the steps necessary to prevent the misappropriation or infringement of our licensed technology. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization. The validity, enforceability and scope of protection of intellectual property in many industries in China and certain other countries are uncertain and still evolving and may not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. In particular, software piracy in China and other jurisdictions in which we conduct business has been an issue of significant concern for many software publishers. Moreover, we may not prevail in any litigation that we undertake to enforce our intellectual property rights, and such litigation could result in substantial costs and diversion of our management resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially and adversely affect our business and results of operations.

Our products and services could be found to infringe on the patents, copyrights or other intellectual property rights of others. We may incur substantial expenses in investigating and defending against third-party infringement claims, regardless of their merit. Although we are not aware of any pending or threatened claims, future litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative games, characters or features and be forced to pay fines and damages, any of which could harm our business and results of operations.

We experience significant seasonality and our quarterly financial results may not be representative of annual financial performance.

Our business is characterized by fluctuations in user activity during certain periods, primarily driven by the student examination schedule and the various holidays in China. We normally experience our highest sales volume in March and September, when many of our users increase their playing after commencement of the school term. Our sales tend to be lower during the first days of certain holidays, such as National Week, which occurs during the first week of October. However, sales often increase during the later days of such holidays, as students and other users have more free time to engage in gaming activities. Our sales also decrease in the period immediately preceding and during student examination periods, which typically fall in June. As a result of this seasonality, our quarterly financial results may substantially fluctuate and our interim financial performance may not be meaningful due to the seasonality of our revenues. We believe the seasonal variability in our financial results will continue in the future.

Failure to meet our expectations around, or our inability to accurately estimate, customer usage and purchases, could adversely affect our operating results in any given quarter.

To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage and purchases. Given the relative newness of our online games it may be difficult to estimate customer usage and purchases. Failure to meet our expectations around, or our inability to accurately estimate, customer usage and purchases, could disproportionately and adversely affect our operating results in any given quarter.

Risks Relating to our China.com Business

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

Risk Relating to Our CDC Games and China.com Businesses as a Result of Conducting Operations in the People’s Republic of China

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

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. The availability and effectiveness of any hedging transactions we may undertake may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

We also currently sublicense and distribute the intellectual property and technology of third parties. As we continue to develop intellectual property and introduce new products and services that require new technology, we anticipate that we may need to obtain licenses for additional third-party technology. These existing and additional technology licenses may cease to be available to us on commercially reasonable terms, or at all. In addition, it is possible that, in the course of using new technology, we or our agents acting on our behalf may inadvertently breach the technology rights of third parties and face liability for our breach. Our inability to obtain these technology licenses or avoid breaching third-party technology rights could require us to obtain substitute technologies of lower quality or performance standards or at greater cost which could delay or compromise the introduction of new products and services, and could materially and adversely affect our business, results of operations and financial condition.

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

Our products and services could be found to infringe on the patents, copyrights or other intellectual property rights of others. For example, in April 2008, SFA Systems filed a claim in the United States District Court for the Eastern District of Texas against defendants NetSuite, Inc., CDC Corporation and CDC Software Inc. alleging that our MarketFirst software, which is related to certain intellectual property we acquired in our acquisition of Saratoga Systems in April 2007, infringes a patent owned by SFA through assignment. The plaintiff sought a permanent injunction against defendants, damages, costs, expenses, interest, attorneys’ fees and other restitutional remedies. We were required to expend significant time and resources with respect to this matter, and generally, substantial expenses in investigating and defending against third-party infringement claims are incurred, regardless of their merit.

We may be also subject to an increasing number of infringement claims as the number of products and competitors in our various industry segments grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming and costly to defend, divert management’s attention and resources, cause product shipment delays or require us or our subsidiaries to enter into royalty or licensing agreements. Any such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all, and may require the payment of substantial amounts of money. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative technology and be forced to pay fines and damages, any of which could harm our business and results of operations. In the event of a successful product infringement claim against us or our failure or inability to license the infringed or similar technology, our business, results of operations and financial condition could be materially and adversely affected.

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

We have also determined that material weaknesses in our internal controls over financial reporting existed during 2005 and 2006 as a result of, among other things, our inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of our organization to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of our financial statements for the years ended December 31, 2005, 2004 and 2003.

An inability to attract or retain additional qualified senior managers or personnel in a timely manner, or the health, family or other personal problems of key personnel could have a material and adverse effect on our business, results of operations and financial condition.

Furthermore, immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. If U.S. immigration laws change and make it more difficult for us to obtain H-1B visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. These restrictions and any other changes in turn could hamper our growth and cause our revenue to decline. Many of our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. Although we currently have sufficient personnel with valid H-1B visas, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.

Several of our officers and directors provide services to, and devote significant amounts of their time to, several of our subsidiaries, including our CDC Software, CDC Games and China.com subsidiaries, which may lead to conflicting demands on their time and attention.

Some of our officers and directors provide services to, and devote significant amounts of their time to, several of our subsidiaries, including our CDC Software, CDC Games and China.com subsidiaries. Peter Yip, one of our directors and our Chief Executive Officer, Matthew Lavelle, our Chief Financial Officer, and Donald Novajosky, our Associate General Counsel, are also officers and/or employees of CDC Software Corporation and/or other of its subsidiaries. Raymond Ch’ien, John Clough, and Simon Kwong Chi Wong, who are members of our Board of Directors, also serve as directors of CDC Software Corporation and/or other of its subsidiaries.

Although our CEO, CFO and Associate General Counsel have allocated between 50% to 75% of their time to CDC Corporation and its other subsidiaries, in the future those officers are expected to devote more time to the management of the affairs of our subsidiaries, subject to variations from period to period due to particular circumstances. As a result, demands for the time and attention of our officers and directors from CDC Corporation and its subsidiaries may conflict from time to time. None of our officers and directors are obligated to contribute any specific number of hours per week to our affairs. If our officers’ and directors’ responsibilities to other CDC subsidiaries were to require them to devote substantial amounts of time to such affiliates in excess of their current commitment levels, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to implement our business plans and strategies.

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

The computer networks at our CDC Software, CDC Games and China.com businesses are vulnerable to hacking, viruses, spamming and other disruptions by third parties, which may cause those businesses to lose key clients, expose us to liability for our clients’ losses, or prevent us from securing future business.

Unauthorized or inappropriate use of Internet services or errors or omissions in processing instructions or data available in computer system or databases at our CDC Software, CDC Games and China.com businesses could jeopardize the security of confidential information stored in these computer systems, which may cause our CDC Software, CDC Games and China.com businesses to lose key clients, expose us to liability for our clients’ losses and prevent us from securing future business, any of which could have a material adverse effect on our business, financial condition, results of operations and share price.

Unauthorized or inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems (commonly known as cracking or hacking) and repeated transmission of unsolicited e-mail messages (commonly known as e-mail bombing or spamming). The current policies, procedures and configurations for managing the systems at our CDC Software, CDC Games and China.com businesses, including their computer servers, may not be adequate to protect these facilities and the integrity of user and customer information. Although CDC Software, CDC Games and China.com implement security measures to protect their facilities and the integrity of their user and customer information, such measures could be ineffective or circumvented.

Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in the services our CDC Software, CDC Games and China.com businesses, in addition to the outages that occur in these systems from time to time for various reasons, including power interruptions, errors in instructions, equipment inadequacy, capacity and other technical problems. We do not carry errors and omissions or other insurance covering losses or liabilities caused by computer viruses, security breaches or spamming attacks. Compromises or breaches in the security or integrity of these facilities or customer or user information, or inappropriate use of these Internet services, could subject us, CDC Games and China.com to litigation and could adversely affect our customer base, business, share price, results of operation and financial condition.

We rely on software and hardware systems at our CDC Games and China.com business units that are susceptible to failure, and in the event of service operations or other related problems, the operating efficiency and results of operations of these businesses may be adversely affected.

Any system failure or inadequacy that interrupts the services of our CDC Games and China.com businesses or increases the response time of these services could reduce user satisfaction, future traffic and our attractiveness to advertisers and consumers. We also depend on Internet service providers and other Web site operators in the PRC and elsewhere that have experienced significant system failures and electrical outages in the past. Our users have experienced difficulties due to system failures that were unrelated to our systems and services. There can be no assurance that our technologies, services and products will not experience interruptions or other related problems, which could affect our operating efficiency and results of operations of these business units.

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

Based on 106,999,640 shares outstanding, as of December 31, 2008: (i) Asia Pacific Online Limited, or APOL, owned 11,987,253 of our common shares, or approximately 11.2% of our total outstanding share capital; (ii) Xinhua, through a wholly-owned subsidiary, owned 7,362,734 of our common shares, or approximately 6.9% of our total outstanding share capital; and (iii) Jayhawk Capital, together with its affiliates, or Jayhawk, owned 6,194,023 of our common shares, or approximately 5.8% of our total outstanding share capital. APOL is owned by the spouse of Mr. Peter Yip, our current chief executive officer and Vice Chairman of the Board of Directors, and by a trust established for the benefit of Mr. Yip’s children. There is no guarantee that APOL, Xinhua or Jayhawk will continue to hold our shares going forward for any length of time. If APOL, Xinhua or Jayhawk disposes, or if our investors expect APOL, Xinhua or Jayhawk to dispose of, a substantial portion of their respective holdings in CDC at any time, it could adversely affect our share price. For more information regarding the shareholdings of APOL, Xinhua, Jayhawk and other entities, see Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.”

A small group of our existing shareholders control a significant percentage of our common shares, and their interests may differ from those of our other shareholders.

As of December 31, 2008, APOL owned approximately 11.2% of our common shares, based on 106,999,640 shares outstanding as of December 31, 2008, Xinhua, through a wholly-owned subsidiary, owned approximately 6.9% of our common shares and Jayhawk Capital owned approximately 5.8% of our common shares. Accordingly, these shareholders, particularly if they act together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including:

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

For more information regarding the shareholdings of APOL, Xinhua, Jayhawk and Evolution, see Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.”

Our share price has been, and may continue to be, extremely volatile, which may not be attractive to investors.

The trading price of our common shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date we completed our initial public offering, or IPO, to December 31, 2002, the closing price of our shares ranged from $1.86 to $73.44, adjusted for our two stock splits. From January 1, 2003 to December 31, 2008, the closing price of our shares ranged from a low of $0.70 per share on November 21, 2008 to a high of $14.46 per share on July 14, 2003. There is no assurance that our share price will not fall below its historic or yearly low.

The trading price of our Class A common shares is subject to significant volatility in response to, among other factors:

•	investor perceptions of our business, the market performance of our peer companies in the enterprise software business services, online games, and Greater China internet portal businesses, in general;

•	our significant acquisitions, partnerships, joint ventures or capital commitments;

•	trends and developments in all the markets in which we compete;

•	variations in our operating results;

•	our new product or service offerings;

•	changes in our financial estimates by financial or industry analysts;

•	technological innovations;

•	litigation;

•	changes in pricing made by us, our competitors or providers of alternative services;

•	the depth and liquidity of the market for our shares; and

•	general economic and other factors.

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

We issued $168 million of 3.75% Senior Exchangeable Convertible Notes due 2011 which we may not be able to repay in cash, could result in dilution to our current stockholders, dilution of our earnings per share, and which contain negative covenants which may have an adverse effect on our business and financial condition.

In November 2006, we issued an aggregate of $168 million of 3.75% Senior Exchangeable Convertible Notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act. As of December 31, 2008, and June 25, 2009, the face value of outstanding senior exchangeable convertible notes was $164.5 million and $79.0 million, respectively.

Upon the occurrence of certain events, we have the right to redeem the notes, and the investors may demand redemption of the notes by us in the event that no qualified initial public offering by either CDC Software International or CDC Games International has occurred on the third anniversary following the issuance of the notes. The notes may be redeemed at par value plus all accrued and unpaid interest; provided, however, that the interest rate shall increase to 12.5% per annum and apply retroactively from the issue date to the applicable redemption date. However, we cannot assure you that we will have enough cash on hand or the ability to access cash to pay the remaining outstanding balances and related interest notes if presented for redemption, on a redemption date referred to above or at maturity.

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

Furthermore, we also may not create, assume or incur any mortgage, pledge lien, or other security interest except for certain permitted liens, which include existing liens, intracompany liens, liens over assets of CDC Software International to secure a credit facility to CDC Software International in an amount not exceeding $30 million, liens securing assets acquired or constructed after the closing to secure the cost of such acquisition or construction, provided such liens do not exceed 80% of the fair market value of the asset, or any lien resulting from renewing extending or replacing a lien.

Pursuant to the negative covenants we are also prohibited from paying dividends to our common shareholders (other than dividends of our common shares) or repurchase any shares of our capital stock or any of our subsidiaries, provided, however, that we may purchase voting equity in any non-wholly owned subsidiary or make purchases pursuant to a stock repurchase program.

The note investors are also afforded anti-dilution protection, a right of first refusal if we, CDC Software International or CDC Games International intend to offer or sell any of its equity or equity equivalent securities prior to a qualified initial public offering, and have received registration rights with respect to the common shares deliverable upon an exchange of the notes. The negative covenants set forth above may have the effect of limiting our ability to operate our businesses and financial affairs in certain manners, which may have a material, adverse effect on our business, financial condition and results of operations.

If neither of our CDC Software or International CDC Games International subsidiaries is able to complete a “qualified initial public offering” prior to November 13, 2009, we may be required to redeem up to $42.2 million in aggregate principal amount of our outstanding 3.75% Senior Exchangeable Convertible Notes due 2011, plus accrued interest. We may be unable to redeem these notes when required, which could result in litigation or insolvency proceedings that may indirectly have an adverse impact on our results of operations or the trading price of our Class A common shares.

As described in the preceding risk factor, in November 2006, we issued $168.0 million in aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011, or the notes.

If neither of our CDC Software International or CDC Games International subsidiaries is able to complete a “qualified initial public offering”, or a Qualified IPO prior to November 13, 2009, holders have the option to require us to redeem the notes at a redemption price of principal plus accrued and unpaid interest, calculated at the rate of 12.5% per annum applied retroactively from November 13, 2006 to the date of redemption.

As of May 2009, an affiliate of CDC Corporation had purchased approximately $89.0 million in aggregate principal amount of the notes. On April 22, 2009, that same CDC affiliate entered into definitive agreements to purchase an additional $36.8 million in aggregate principal amount of the notes. Upon completion of these transactions, which are subject to certain closing conditions and expected to close no later than August 15, 2009, we expect that we will have acquired an aggregate of $125.8 million, or approximately 75%, in aggregate principal amount of the notes. As a result, we anticipate that the total payment required to redeem the notes in November 2009 would be approximately $53.3 million, representing principal and accrued interest, if each of the remaining non-affiliate holders elects to fully exercise its redemption option.

Although we anticipate being able to satisfy this potential payment obligation and our obligations under the definitive agreements we have entered into to purchase outstanding notes, although such expectation is based upon several factors that are, or may be, beyond our control including, among others, general economic and financial conditions affecting the software industry, the financial and operating performance of our subsidiaries, our ability to repatriate capital from one or all of our subsidiaries and our ability to obtain debt or equity financing on commercially reasonable terms, if at all.

Although none of our subsidiaries have pledged any of its assets or properties to secure our obligations under the notes, nor have any of our subsidiaries guaranteed the performance of our obligations under the notes, there can be no assurance that a default by us under the notes would not materially and adversely impact not only our results of operations or the trading price of our class A ordinary shares, but those of our subsidiaries as well.

If any holders were to obtain judgments in their favor on their collection claims, they could, among other things, then seek to execute those judgments against one or more of our equity interest in our subsidiaries. In that case, if holders holding a sufficient principal amount of notes were successful in executing on judgments in their favor, such holders might collectively be able to acquire title or control over a controlling interest in one or more of our subsidiaries, thereby displacing us as the controlling shareholder. We cannot assure you that under those circumstances we would continue to be able to exercise significant influence or control over our subsidiaries and their respective operations, which could have a material adverse effect on our results of operation and financial condition.

We are a “foreign private issuer, “ and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed six months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors and could incur significant cost to avoid becoming, a PFIC.

A passive foreign investment company is a foreign company with predominantly investment income or whose assets are primarily intended to generate investment income. Based in part on our estimates of the value of our assets, we believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future although there can be no assurance in this regard.

However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets. Because the value of our assets is likely to be determined in large part by reference to the market price of our class A ordinary shares, which has been volatile and subject to significant fluctuations, we may be a PFIC for any taxable year as a result of the composition of our income or assets. Although we believe that we were not a PFIC for our taxable year ended December 31, 2008, that we are not a PFIC for our current 2009 tax year, and that we will not be a PFIC for later taxable years, there can be no assurance in this regard. As a result, we could inadvertently become an investment company.

If we were treated as a PFIC for any taxable year during which a U.S. investor held class A common shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor.

Furthermore, if we were to become subject to the requirements of the Investment Company Act of 1940, or the 1940 Act, our operations and results would be negatively impacted, including among other possible effects, our inability to raise capital through the offer and sale of our securities in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission. Additionally, we would be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming an “investment company” as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the Investment Company Act of 1940, as amended, and can give no assurances in the future as to our investment company status under the Investment Company Act of 1940.

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

We believe, although we cannot assure you, that our Class A common shares should not be treated as stock of a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2008. This belief is different than the determinations we have made in previous years, and we cannot assure you that we will not be treated as a PFIC in the future.

We do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008, based upon our analysis of our assets held at the end of each quarter of our taxable year ending December 31, 2008, and our income for our taxable year ended December 31, 2008. However, the PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules. Accordingly, we cannot assure you that the IRS will not successfully contend, or that a court would not otherwise conclude, that we are a PFIC. Accordingly, prospective investors are strongly urged to consult with their tax advisor as to the effects of the PFIC rules.

Further, the PFIC determination is made annually, and therefore may be subject to change in future years. Thus, we can provide no assurance that we will not be classified as a PFIC in 2009 and beyond. The determination of whether we would become a PFIC in a future tax year would be principally based upon:

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

Sales of substantial amounts of our Class A common shares in the public market could adversely affect the market price for our shares. As of March 31, 2009, we had 106,095,899 Class A common shares issued and outstanding, substantially all of which may be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144, which permits resales of securities subject to limitations (including trading volume) depending on the holding period of such securities.

In August 2007, we prepared and filed a shelf registration statement on Form F-3 pursuant to which we could potentially register an indeterminate number of common shares and preferred shares, debt securities, or warrants to purchase any of such securities or units.

Several of the agreements we have entered into with respect to acquisitions we have made, require us to pay cash and/or issue “earn-out” shares, which are shares of our common stock issued to sellers or other persons in those transactions, upon the occurrence of certain milestones or on certain dates. These earn-out obligations may, in some instances, extend for several years past the date of the original agreement. Any such issuance of shares will cause dilution in the interests of our stockholders. Furthermore, many of the amounts payable or issuable under the earn-out provisions are variable, and the number of shares and/or cash that may be payable under these provisions may be significantly more or less than we may expect or have anticipated.

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

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. We intend to review and evaluate these provisions periodically and may adopt additional anti-takeover measures in the future. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us, in a tender offer or similar transaction.

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

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, and the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands and certain other British commonwealth jurisdictions) are binding on the lower courts of the Cayman Islands. Decisions of the English Courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority, but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a United States company.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in foreign jurisdictions based on United States or other foreign laws against us, our management or some of the experts named herein.

We are incorporated under the laws of the Cayman Islands. We conduct our operations in many jurisdictions throughout the world, including China. In addition, many of our directors and executive officers, and some of the experts named herein, reside in jurisdictions outside of the United States, and substantially all of the assets of these persons are located in jurisdictions outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors, executive officers and experts, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. For example, China does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

If you are not a registered shareholder and do not hold greater than 10,000 shares, you may not receive our proxy materials or other corporate communications.

We are a Cayman Islands company. As such, we are only required to distribute our proxy materials to our registered shareholders, and not to any shareholders who hold our shares beneficially, through a broker or in a brokerage account. We offer electronic delivery of proxy materials to our registered shareholders, and we mail proxy materials to each registered owner who has not opted to receive materials electronically. You are a registered shareholder if you have an account with our transfer agent, The Bank of New York/Mellon, and if you hold a stock certificate evidencing your ownership of our common shares. You are a beneficial shareholder if a brokerage firm, bank trustee or other agent holds your common shares. However, your name would not appear anywhere on our records, but rather the name of the broker, bank or other nominee appears on our records as retained by our transfer agent, The Bank of New York/Mellon. Although we only need to distribute our proxy materials to registered shareholders under Cayman Islands law, we also distribute, but are not required to distribute, proxy materials to beneficial shareholders who hold greater than 10,000 of our shares. In an effort to maintain cost effectiveness, we have, and intend to continue to, mail the proxy materials to those beneficial shareholders who hold greater than 10,000 of our shares. If you are not a registered shareholder and do not hold greater than 10,000 of our shares, you will not receive our proxy materials or other corporate communications. Therefore, if you are a beneficial shareholder and want to ensure that you do receive proxy materials, you are urged to become a registered owner.

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

Our headquarters and principal executive offices are located at 11/F, ING Tower, 308 Des Voeux Road, Central Hong Kong, and our telephone number is 852-2893-8200. Our contact telephone number in Beijing is 011-8610-5129-8700. Our primary address in the United States is 2002 Summit Blvd., Suite 700, Atlanta, Georgia 30319 and our telephone number in Atlanta is (678) 259-8500. We have a website that you may access at http://www.cdccorporation.net. Information on our website does not constitute part of this Annual Report.

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

In March 2000, we listed our subsidiary, hongkong.com Corporation (which has since been renamed to China.com), on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange, by selling approximately 16% of this subsidiary to the public. We received net proceeds of approximately $168.5 million in connection with this listing and sale. We currently continue to own approximately 79% of China.com.

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

In September 2008, we changed the name of our subsidiary CDC Games Corporation to CDC Games International and in March 2009 we changed the name of our subsidiary CDC Software Corporation to CDC Software International Corporation.

Acquisitions and Divestitures

Our goal is to be a global company focused on enterprise software applications and services through our CDC Software business, IT consulting services, outsourced applications development and IT staffing through our CDC Global Services business, on online games through our CDC Games business and on internet portals for the Greater China market through our China.com business. The evolution of our business model has been achieved in large part through strategic acquisitions and investments during the past several fiscal years. We have spent a significant amount of cash and have issued a significant number of our common shares in connection with the strategic acquisitions and investments set forth below.

The following is a summary of our strategic acquisitions and investments completed since September 2003 organized by business. Unless otherwise indicated, each acquisition or investment described below is wholly owned by us.

CDC Software

Acquisition or Investment	Date	Description
Industri-Matematik International Corp.(1)	September 2003, November 2007	SCM for distribution intensive industries.

Pivotal Corporation	February 2004	Vertical CRM applications.

Ross Systems, Inc.	August 2004	Extended ERP and SCM applications.

Assets of JRG Software, Inc.	February 2006	On-demand supply chain solutions for planning and scheduling.

C360 Solutions, Inc.	April 2006	Add-on products, solutions and tools for the Microsoft Dynamics CRM platform.

MVI Holdings Limited	October 2006	Real-time performance management solutions for process manufacturers.

Respond Group Limited	February 2007	Enterprise class complaints, feedback and customer service solutions.

Saratoga Systems Inc.	April 2007	Enterprise CRM and wireless CRM applications.

Catalyst International(2)	September 2007	Integrated supply chain execution solutions and services.

Integrated Solutions Limited(3)	March 2008	Enterprise solutions provider.

CDC Global Services

Acquisition or Investment	Date	Description
Assets of Horizon Companies, Inc.(4)	February 2006	Outsourced IT support and consulting services provider based in India, Canada and New Jersey.

DB Professionals, Inc.	June 2006	Outsourced IT support and consulting services provider based in Oregon.

OST International Corporation	June 2006	Outsourced IT support and consulting services provider based in Illinois.

Vis.align, Inc.	December 2006	Enterprise solutions and IT services provider.

Vectra Corporation(5)	May 2007	Information security consulting services, managed services and enterprise security solutions provider based in Australia.

Catalyst International(2)	September 2007	Integrated supply chain execution solutions and services

Assets of PlanTec Pty. Ltd.	July 2007	Information technology services provider in Australia

Snapdragon Consulting Pty. Ltd.	October 2007	Information service provider based in Australia focused on Microsoft CRM.

Dynamic Business Consultants	July 2008	Software systems integrator based in Melbourne, Australia.

CDC Games

Acquisition or Investment	Date	Description
Equity Pacific Limited (holds Beijing 17Game Network Technology)(6)	March 2006	Massive multiplayer online role-playing games (MMORPG) provider in China.

Gorilla Banana Entertainment Corp.	January 2007	Independent online games development company in South Korea (minority equity investment and distribution rights).

Auran Holdings Pty Ltd	March 2007	Developer of online games in Australia (minority equity investment and revenue sharing rights).

Mgame Corporation	March 2007	Developer of online games in South Korea (minority equity investment and distribution rights).

Guangzhou Optic Communications Co., Ltd., or “Optic”(6)	July 2007	Online games company in the PRC.

China.com Inc.

Acquisition or Investment	Date	Description
Shenzhen KK Technology	June 2005	MVAS service provider in the PRC

TimeHeart Science Technology Limited	November 2006	MVAS service provider in the PRC

(1)	Prior to November 2007, CDC Corporation held 51% of Cayman First Tier (“CFT”), the parent company of Industri-Matematik International Corp. In November 2007, CDC, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.
(2)	CDC Software includes the Catalyst “Enabling Technology” or ET, and the Catalyst “Best of Breed” businesses, and CDC Global Services includes the Catalyst SAP business.
(3)	We acquired a 51% interest in ISL.
(4)	We acquired a 51% interest in Horizon Companies, Inc.
(5)	We acquired a 59% interest in Vectra Corporation,

(6)	In March 2006, a subsidiary of China.com acquired the remaining 52% of Equity Pacific Limited, or Equity Pacific, which ultimately owns Beijing 17game Network Technology Co. Limited, or 17game, amongst other subsidiaries. 17game was transferred to CDC Games in December 2006 in connection with our internal restructuring.

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

In February 2009, we signed a letter of intent to acquire WKD Solutions Ltd., a provider of supply chain event management and business activity monitoring solutions that helps enterprises improve their supply chain visibility and support their governance, risk and compliance requirements, for £1.0 million. This acquisition is subject to several standard closing conditions including receipt of approval from our Board of Directors and the satisfactory completion of due diligence.

In May 2009, we signed a term sheet to acquire Informance International, a provider of enterprise manufacturing intelligence solutions, in exchange for unregistered ordinary shares of CDC Software. The acquisition is subject to several customary closing conditions, including the execution of definitive documentation related to the acquisition, the receipt of all requisite approvals and consents, and the satisfactory completion of due diligence by CDC Software.

For a further description of our acquisitions, see Item 10.C., “Additional Information – Material Contracts.”

B.	CDC Corporation Business Overview

CDC Corporation, with facilities in the People’s Republic of China, North America, Europe and Australia, is a global enterprise software and new media company. We were incorporated in the Cayman Islands in June 1997 as a limited liability company.

We offer products and services to customers in Hong Kong, Taiwan, the PRC and other parts of Asia, Australia, New Zealand, North America, South America, the United Kingdom and the rest of Europe. We currently have the following reporting segments:

•

Software. Our software business offers a broad range of software solutions for mid-sized enterprises. The software suite includes Enterprise Resource Planning (“ERP”), Customer Relationship Management (“CRM”), Supply Chain Management (“SCM”), Order Management Systems (“OMS”), Human Resources and Payroll Management (“HRM”) and Business Intelligence (“BI”) products.

•

Global Services. Our global services unit provides information technology outsourcing services, a wide portfolio of IT services including software application development and maintenance; managed services (under long term contracts such as help desk support and knowledge/business process outsourcing services; and professional services focused on CRM, ERP, e-Business, and communications software solutions.

•	CDC Games. Our online games business is principally engaged in the development and operation of online games in the PRC.

•	China.com. Our internet and media business encompasses a range of businesses, including a portal network, and a Singapore-based travel trade publisher and trade exhibition organizer.

CDC Software Business

Our Business

CDC Software is a global provider of a broad suite of scalable enterprise software applications to customers in select industries, which we refer to as our targeted vertical industries.

CDC Software revenues were $240.8 million for the year ended December 31, 2008, compared to $239.9 million for the year ended December 31, 2007. As a percentage of total revenues, revenues from CDC Software constituted 58.9% of total revenues in 2008, compared to 61.8% in 2007.

We strive to ensure that our applications portfolio addresses the major industry-influenced technology challenges facing our customers. Companies in our targeted vertical industries generally have specific and complex business needs and often are subject to extensive regulatory requirements.

We have developed a platform that for facilitating organic expansion, strategic acquisitions, and leveraging of cross-selling and other business opportunities with our customers. Our platform has a unique set of attributes, including:

•	multiple complementary applications enabling end-to-end business process integration;

•	domain expertise in, and focus on, growing and under-penetrated vertical industries, which allows us to build a leading market position in those markets;

•	a team of experienced sales and marketing personnel along with more than 1,120 resellers, distributors and franchise owners throughout the world;

•	offices and franchise partners in over 20 countries, which helps us meet the service and support requirements of our customers worldwide;

•	R&D centers located in China and India that provide flexible and cost-effective R&D services;

•	considerable experience in acquiring and integrating complementary businesses and assets; and

operating synergies derived from our relationship with our parent, CDC Corporation, and its affiliates.

We offer enterprise software applications that are designed to deliver industry-specific functionality. Our principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management;

•

Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks. These solutions include demand management, advanced global order management, warehouse management, yard management, transportation management, labor management and slotting optimization; and

•	Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes.

Our Industry

Organizations rely on various enterprise software solutions to optimize their business processes in order to enhance revenue growth and control expenses. ERP software applications allow companies to establish greater financial control and standardize their business processes for operational efficiency and data transparency. SCM software applications are used to manage both supply-side and demand-side business processes, including production planning, logistics and inventory management. CRM software applications are primarily used to automate and coordinate customer-facing business processes within an organization, such as sales, marketing and customer service activities.

Conventional enterprise software applications offer broad functionality, but often must undergo time-consuming and expensive customization to meet industry-specific requirements. As a result, we believe there is significant demand for enterprise software applications that incorporate industry-specific business and regulatory compliance capabilities and that do not require extensive and costly customization.

Our Enterprise Software Applications and Services

Our broad suite of enterprise software applications enables our customers to improve efficiency and profitability through company-wide integration of business and technical information across organizational boundaries and multiple departments, such as finance, general manufacturing, logistics, human resources, marketing, sales and customer service. We complement our products with a range of professional services that promote a lower total cost of ownership and faster return on investment.

Our enterprise software applications include the following:

Enterprise Resource Planning. Our ERP products enable our customers to gain greater control and visibility needed throughout their operations to improve profitability and fulfill customer demand. For companies that produce and package products through recipe and formula-based processes, our ERP solutions enable process manufacturers to better manage manufacturing operations with dynamic forecasting and scheduling, formula-based production and yield management, quality control, inventory management, complex product costing, and streamlined regulatory compliance.

Supply Chain Management. Our SCM products better enable process manufacturers to plan and forecast proactively, optimize production schedules, minimize inventory investments, and streamline distribution operations. We also offer SCM products for distribution-intensive companies that support demand-driven fulfillment in multi-company, multi-site, multi-channel environments, such as for retailers (grocery stores, specialty goods and direct merchant retailers), wholesalers (pharmaceutical and over-the-counter drug distributors) and consumer goods manufacturers, which have high volumes of order transactions and fast-moving products.

Manufacturing Operations Management. Our manufacturing operations applications are designed to help companies optimize the efficiency and effectiveness of their factories. These applications are integrated with and complement our ERP and SCM products, and also fill the manufacturing operations void in ERP, SCM and manufacturing execution systems from our competitors. Our manufacturing operations applications combine factory scheduling with real-time performance management and business intelligence to enable continuous improvement, optimization of operational resources and change management for manufacturing operators, engineers, technicians and management personnel.

Customer Relationship Management. Our CRM products are designed to improve our customers’ ability to establish and maintain profitable long-term business relationships with their customers by integrating information from the entire enterprise and increasing efficiencies within the sales, marketing and service functions to create one unified business network connecting employees, partners and customers.

Enterprise Feedback Management (EFM). Our EFM applications are designed to better equip organizations to capture and process customer complaints and feedback and use this information to deliver cost reductions, increased efficiencies, improved customer satisfaction and increased profitability. These applications enable companies to improve customer satisfaction and advocacy, and drive business improvements and competitive advantage as well as providing the ability to help address regulatory compliance requirements.

Human Resource Payroll (HRP). Our HRP solutions, which are currently only offered in China, focus on automating processes to enable an organization to improve business results and increase workforce performance by leveraging technology and applications to manage and mobilize a unified, global workforce. Our HRP solutions are designed to streamline the human resource management process, increase work efficiency, and support strategic decision-making. Our customers are able to automate routine daily tasks such as payroll processing, attendance, and benefits tracking, giving them more time and information to implement strategies that align the workforce with their organization’s strategic goals.

Business Analytics (BA). Our BA applications are designed to empower organizations with convenient access to information, reporting and analysis capabilities, and budget and planning systems. These tools give customers the ability to convert large volumes of data collected and stored by the business into meaningful and multi-dimensional reports and analyses for use in decision-making. These applications are sold as complementary applications to our ERP, SCM, CRM and manufacturing operations solutions.

The following table sets forth the core components of our various solutions described above:

ERP	SCM	Manufacturing Operations Management	CRM	EFM	HR Payroll (China)	BA

•      Financial Management

•      Manufacturing Management

•      Quality Management

•      Regulatory Compliance

•      Materials Management

•      Inventory Control

•      Maintenance Management

•      Business Analytics

•      Data Collection

•      Supplier Management

•      Demand Planning

•      Replenishment Planning

•      Vendor Managed Inventory

•      Sales and Operations Planning

•      Production Scheduling

•      Radio Frequency Identification Planning

•      Execution

•      Business Analytics

		• Factory Scheduling • Real-Time Performance Management • Business Analytics	• Sales • Marketing • Service • Partner Management • Business Analytics • Mobile CRM • Complaint and Feedback Management • Add-on products to Microsoft Dynamics CRM	• Customer Complaints • Complaint Management and Escalation • Business Analytics	• Human Resources • Payroll Administration • Attendance Tracking • Employee Self-Service	• Reporting • Analysis • Budget • Planning

Our diverse portfolio of sophisticated enterprise software applications is targeted at medium-sized enterprises and divisions of larger enterprises in a targeted set of vertical industries. The following chart summarizes our current vertically focused products:

Industry Specialization	ERP	SCM	Manufacturing Operations Management	CRM	EFM	HR Payroll (China)	BA
Food and beverage	•	•	•	•	•	•	•

Consumer products	•	•	•	•		•	•

Pharmaceutical and biotechnology	•	•	•	•	•	•	•
Financial services				•	•	•	•
Energy	•			•	•
Insurance				•	•
Chemicals	•	•	•	•		•	•
Metals and natural products	•	•	•	•		•	•
General manufacturing				•	•	•	•
Logistic services		•		•
Spare parts distribution		•		•
Wholesale distribution		•		•
Retail operations		•		•
Healthcare				•	•	•	•

Our targeted vertical industries typically have specific and often complex business, industry and/or regulatory requirements that generalist vendors are often unable to satisfy without time consuming and expensive customization. Some of the ways by which our industry-specific solutions can help our customers are shown below:

Selected Targeted Vertical Industry	CDC Software Industry-Specific Benefits
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

Pharmaceutical and biotechnology

•     Streamline regulatory compliance

•     Monitor, track, control, validate and audit critical resources and activities across the manufacturing and distribution processes

•     Maintain control and ensure product safety and quality while taking advantage of the industry trend toward outsourced and offshore manufacturing

•     Ensure brand protection

•     Manage recalls and mock recalls

•     Optimize production and inventory planning

•     Provide customer self-service

•     Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Selected Targeted Vertical Industry	CDC Software Industry-Specific Benefits
Financial services

•     Differentiate product offerings

•     Increase sales effectiveness by managing indirect relationships with decision-makers

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

•     Measure and track expenses and profitability of individual agents and brokers

•     Increase data accuracy and accessibility

•     Streamline time-intensive processes to reduce costs

•     Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Energy

•     Integrate new products and services into the sales force

•     Adapt complex processes to new regulatory mandates and energy conservation incentive programs while tracking the success of these programs to ensure compliance

•     Integrate data from many different systems into a consolidated view enabling customer service to provide customers with insight into complex pricing and rebate programs

Insurance

•     Provide accountability throughout the entire lifecycle of a group through automated workflows between internal departments and broker channels

•     Integrate with core systems either through imports or real-time connectivity eliminating data duplication, reducing data entry and errors, as well as improving sales, underwriting, and membership processes

Chemicals

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

•     Improve productivity

•     Optimize value of capital investments in production equipment and warehouse capacity

General manufacturing

•     Accelerate time to market for new products

•     Increase sales effectiveness by managing indirect relationships with deal influencers

•     Increase margins through improved price quoting and discounting

•     Coordinate the management of extended sales teams including direct wholesalers and distributors

Selected Targeted Vertical Industry	CDC Software Industry-Specific Benefits
Logistics services

•      Collaborative Services Framework as the supply chain service bus for rapid and flexible integration with trading partners including adding new clients

•      Trading partner portals to expose operating data critical to customer’s operations

•      Third-party logistics billing module

•      Ability to fulfill in a multi-brand environment, with customized processes, workflow and shipping paperwork for multi-tenant environments

Spare parts distribution

•      Optimization of labor intensive picking, packaging and shipping for spares and repair parts

•      Full support for serialized, lot controlled and hazardous materials

•      Support for same day order fulfillment or will-call for emergency vehicle off road or aircraft on ground orders

•      Global transportation planning including export, International Air Transport Association and denied parties compliance support

•      Department of Defense Radio Frequency Identification and battlefield readiness compliance

Wholesale operations

•      Support for complex pricing and sourcing models including multi-region, multi-company, multi-currency price books

•      Integrated supply chain planning and execution for multi-channel fulfillment

•      Optimizing for transportation and warehouse execution

•      Customer web shop including bid management for contractors

Retail operations

•      Centralized order/replenishment management integrating point of sale, forecasting, merchandising and supply lead times

•      Advanced cross dock planning with real time allocation logic designed for retail stores

•      Ability to support a mix of push based merchandising and rapid response demand based store replenishment

•      Direct integration with complex material handling systems including carousels, automation storage and retrieval systems, unit sortation systems

Healthcare

•      Gain insight into individual client requirements and expectations

•      Improve data quality and management visibility

•      Improve the profit potential of each client

•      Coordinate services more consistently and effectively across all departments

•      Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Maintenance and Support

We seek to ensure that our customers are able to quickly and easily resolve issues related to our enterprise software applications. We provide global customer support on a 24/7/365 basis through a variety of channels, including web-based support, e-mail, telephone support, technical publications and product support guides. Customer support works closely with our customers’ internal support teams to assist our customers in their use of our solutions. Generally, our customer support is provided under the maintenance provisions in our license agreements for an annual fee, which is based on a percentage of the software license fees. Customers are typically required to purchase customer support for at least one year when they enter into a license agreement. Standard maintenance agreements generally entitle a customer to certain product upgrades and product enhancements, as well as access to our support staff. In addition to standard support, we continue to expand our offerings to include remote services and extended technical support.

Professional Services

We offer professional services to customers to enable them to get the most out of our enterprise software applications. These services are principally offered on a time and materials basis as well as on a fixed fee basis and include:

•

Software Implementation Services. Our professional services team works with our customers, third-party resellers and systems integrators to implement our software. Our team experienced professional services team includes professionals who have a deep understanding of the technical and regulatory requirements of customers in our targeted verticals and help our customers to ensure effective implementation of our products to meet their specific needs. The majority of our implementation services relate to implementing and configuring our software, but we also offer advanced interface configuration and data migration services when required. When we sell software services directly to our customers we offer these services at a fixed price for a fixed scope of work.

•

Education Services. We seek to ensure that our customers effectively adopt and use their enterprise software applications by delivering education and training services that fit each customer’s business needs. Education services are offered to customers as standard or customized classes at our education facilities or at the customer’s location.

•

Hosting and Remote Managed Services. Clients typically license our software for use on their own computers within their own operational environment. We offer hosting services for those customers that find managing IT operations to be outside their capability or realm of interest. In these cases, we arrange for computer equipment to be installed in a specifically designed facility run by a third party and then implement our licensed software on those computers for use by our customer. We establish multiyear contracts for this business and charge a flat fee each month for this service. We separately offer customers a service whereby we will manage the applications running in the hosted facility or on the customer’s premises. This is referred to as remote managed services as we perform this work from our own premises, both in North America and India. We charge customers a flat monthly fee for this service.

Sales and Marketing

We sell our products and services through a variety of methods, including our direct sales force, our channel partners and distributors, and, for certain products, through our websites. Our direct sales force is organized by targeted vertical industry and is primarily concentrated in the United States and Western Europe. As of December 31, 2008, we had 168 employees engaged in direct sales.

In addition to our direct sales force, we sell our products through a global network of partners and distributors. These partners include value-added resellers, original equipment manufacturers, consulting and professional services companies, progressive product development organizations, and regional consulting and sales agents that meet certain criteria. Our partners and distributors pay us royalties on the sales of products and maintenance services. As of December 31, 2008, we had approximately 1,120 resellers, distributors and franchise owners, principally located outside the United States, that resell and distribute our enterprise software products. In addition, we sell add-on products, solutions and tools for the Microsoft Dynamics CRM platform both directly through an online store and through more than 940 authorized reseller partners worldwide.

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

Franchise Partner Program and Other Initiatives

We have established a Franchise Partner Program, or FPP, and have allocated an aggregate of $20 million for investment in channel partners to establish strategic relationships to accelerate mutual business expansion. We select participating partners in high-growth geographies including Eastern Europe, the Middle East, Latin America, India and China. For participation in the FPP, we seek partners with long-standing, successful track records in ERP, SCM and CRM.

As of December 31, 2008, we have invested a total of $0.7 million in investments and another $0.9 million in loans into six partners on a global basis. Those franchise partners include:

Franchise Partner	Date	Percentage Ownership	Description
CDC CRM Solutions Private Limited (CDC CRM Solutions India)	November 2007	19%	Reseller of CRM products.

CMT Argentina, S.A (CMT Argentina)	August 2007	10%	Reseller of ERP products.

Business T&G, S.A (Business T.G. Spain)	May 2007	19%	Reseller of ERP, CRM and SCM products.

Desarrollo de Recursos Estratégicos S.A. de C.V. (DRE Mexico d/b/a CDC Software Mexico))	January 2008	19%	Reseller of CRM products.

CDC Software DO Brasil Sistemas S.A. (Ross Brazil)	June 2008	15%	Reseller of ERP products.

Ross Enterprises S.A. (Ross Chile)	June 2008	10%	Reseller of ERP products.

Product Development

To meet the increasingly sophisticated needs of our customers in our targeted vertical industries and address potential new markets, we strive to invest in, and enhance the functionality of, our existing product offerings and related services and develop new product solutions. During 2007 and 2008, we spent $22.7 million and $25.9 million, respectively, on research and development activities.

Our development process involves a system in which we obtain product input from a variety of sources, including product and design forums, specialty industry groups, market trends, changes in industry and regulatory requirements and customer surveys. The input is conveyed through internal product boards, made up of technical, sales and marketing personnel that provide advice to the product manager who then produces a product plan. Generally, under the product plans, specific major new releases are made every 12 to 18 months, with minor product releases on a six-month basis.

Under our product development model, decisions regarding the direction of our product lines are made in North America, with the actual development work being increasingly moved off-shore, principally in China and India. We have established a software development center in Shanghai, China to develop our enterprise and departmental solutions for process manufacturers and a software development center in Bangalore, India to develop our vertical CRM products, both of which have achieved Microsoft Gold Certification.

Our China management team has substantial industry experience. Furthermore, we have an established history of operations in China, and as such, have developed strong government relationships. Shanghai is our key development center in China today, but we have established a beachhead in Nanjing as well, since Nanjing offers lower operating costs than Shanghai, providing us an ability to maintain a low cost structure in China. We also have a partnership with one of China’s leading universities, the Nanjing University, to help ensure we can hire top talent as needed. Our presence in India allows us to take advantage of the well-educated, highly skilled workforce available in that region at reasonable operating costs.

As of December 31, 2008, our software development centers in China and India employed approximately 73 and 122 development personnel, 46 and 25 consulting personnel, and 19 and 31 support personnel, respectively. This shift of development capabilities to our offshore facilities has enabled us to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By managing our own internal development centers, rather than outsourcing to third parties (as is frequently practiced in the software industry) we believe we have maintained better control over product quality and development schedules.

We now have approximately 33% of our global R&D organization in China, and intend to increase that percentage over time. This strategy is intended to further reduce our overall cost structure as China’s IT labor costs are lower than typical IT labor costs in the US and India. We have experienced only modest salary increases in China relative to other regions, such as India. Turnover rates have also been relatively low in China.

One of our acquisition advantages is our ability to migrate R&D efforts to our China and India operations. Our acquired companies typically have an R&D spend as a percentage of revenue above the CDC Software corporate average. We are able to leverage our offshore capabilities to lower that spend level, or accelerate development schedules, in a short period of time after completing acquisitions.

Intellectual Property

We regard the protection of our trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights as crucial to our success. We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. In addition to the protection generally available to unregistered trademarks under the laws of many jurisdictions, we also protect our trademarks through registration primarily in the United States and Canada, although we do seek such protection elsewhere in selected key markets. Protection may not be available in every country in which our intellectual property and technology is used. As part of our confidentiality procedures, we have policies of entering into non-disclosure and confidentiality agreements with our employees, consultants, corporate alliance members, customers and prospective customers. We also enter into license agreements with respect to our technology, documentation and other proprietary information. These licenses are nonexclusive and generally perpetual. We also provide for source code escrow arrangements under some of our license agreements. See “Risk Factors — Risks Relating to Our Intellectual Property and Personnel.”

We currently sub-license and distribute the intellectual property and technology of third parties. As we continue to develop intellectual property and introduce new products and services that require new technology, we anticipate that we may need to obtain licenses for additional third-party technology.

Acquisitions

Our business has been built in large part through strategic acquisitions and investments during the prior six years. The following table sets forth a summary of our strategic acquisitions and investments related to our business completed since January 1, 2003. We will continue to selectively pursue acquisitions to expand into new vertical industries, expand our product and service offerings, extend our geographic reach and grow our customer base. Unless otherwise indicated, each acquisition or investment described below is wholly owned by us.

Acquisition or Investment	Date	Description
Industri-Matematik International Corp.(1)	September 2003, November 2007	SCM for distribution intensive industries.

Rights to Executive Suite software	October 2003	Financial management applications.

Pivotal Corporation	February 2004	Vertical CRM applications.

Ross Systems, Inc.	August 2004	Extended ERP and SCM applications.

Assets of JRG Software, Inc.	February 2006	On-demand supply chain solutions for planning and scheduling, delivered as SaaS.

c360 Solutions, Inc.	April 2006	Add-on products, solutions and tools for the Microsoft Dynamics CRM platform.

MVI Holdings Limited	October 2006	Real-time performance management solutions for process manufacturers.

Respond Group Limited	February 2007	Enterprise class complaints, feedback and customer service solutions.

Saratoga Systems Inc.	April 2007	Enterprise CRM and wireless CRM applications.

Catalyst International(2)	September 2007	Integrated supply chain execution solutions and services.

ISL Technologies Limited(3)	March 2008	Hong Kong based vendor of ERP systems developed for small and medium discrete manufacturers in China.

(1)	Prior to November 2007, CDC Corporation held 51% of Cayman First Tier (“CFT”), the parent company of Industri-Matematik International Corp. In November 2007, CDC, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.
(2)	CDC Software includes the Catalyst “Enabling Technology” or ET, and the Catalyst “Best of Breed” businesses, but excludes the Catalyst SAP business, which is operated under CDC Global Services.
(3)	We acquired a 51% interest in ISL Technologies Limited.

Competition

The enterprise software industry is very competitive and subject to rapid technological change. A number of companies offer products that are similar to our products and target the same vertical industries as us. Some of our potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products.

In addition to competing with the internal IT departments of our customers with their own legacy and homegrown systems, our major competitors in each of our targeted vertical industries include:

•

Integrated ERP and SCM in the food and beverages, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries: Epicor, Infor, Lawson, Manhattan Associates, Microsoft, Oracle, QAD, Sage, SAP and various other small vendors.

•

Vertical CRM in the financial services, business services, homebuilding and real estate, general manufacturing, and healthcare industries: Consona, Microsoft, NetSuite, Oracle, Sage, Salesforce.com, SalesLogix, SAP and various other small vendors.

•	Extended Supply Chain solutions in the distribution industries: i2, Infor, Logility, Manhattan Associates, Oracle, Red Prairie and SAP.

•

HR Payroll: Oracle, SAP and various local providers in the China market, including BenQ Group, Cityray Technology, Kingdee International Software Group, Shanghai Kayang Information System, Strategy Software Systems, UFIDA Software and Vanguard.

CDC Software’s Competitive Strengths

We believe that we are one of the few global providers of enterprise software applications targeted at medium-sized enterprises and divisions of larger enterprises. Our global platform provides us with the following competitive strengths:

We have developed a broad suite of scalable enterprise software applications. We have built a broad suite of enterprise software applications for the organizations in our targeted vertical industries, through a combination of internal development and acquisitions.

We have developed sophisticated products for our targeted vertical industries that can be implemented rapidly, configured and upgraded easily, and are intuitive to use. We believe that sophisticated buyers seek solutions that are closely tailored to their industry-specific requirements. Our enterprise software applications incorporate the specific functionality required by customers in our targeted vertical industries and thus can be implemented without the significant customization that is typically required for conventional enterprise software applications.

We have vertically specialized sales, service and support resources. In the current market environment, we believe medium-sized enterprises and divisions of larger enterprises are not only seeking tailored solutions, but also long-term business partners who understand and are familiar with the unique and evolving challenges of their industries. In order to address this need and to more effectively develop, enhance and sell our industry-specific solutions, we have sought to attract and retain personnel with substantial experience in the industries we target.

We have a global sales, service and support network. Our global customers require local sales, service and support resources. Through a combination of direct sales and partners, we have the ability to distribute our enterprise software applications globally. As of December 31, 2008, we had 121 employees engaged in direct sales targeting customers in North America and Western Europe complemented by 44 channel partners in India, Latin America and other key emerging markets. We have also invested significantly in sales and marketing in China as we believe demand for enterprise applications in China will be significant in the future and our competitors have found penetrating the market challenging. In China, we had 31 employees engaged in direct sales complemented by eight channel partners as of December 31, 2008. To support our global customer base we have service centers located in North America, Europe and Asia that provide support on a 24/7/365 basis.

We have a global, diverse and growing base of highly satisfied customers. Our enterprise software applications were being used by over 6,000 companies worldwide as of December 31, 2008. During 2008, we added 640 new enterprise software customers, which accounted for $18.9 million or approximately 41% of our total software license revenues, compared to 44% in 2007. During 2008, approximately 54% of our total revenues were generated in North America, approximately 42% in Europe, the Middle East and Africa, and approximately 4% in the Asia Pacific region.

High quality, lower cost research, development, service and support resources We own and operate research, development, service and support centers in Shanghai and Nanjing, China and Bangalore, India to take advantage of the large number of high quality, lower cost software engineers in those regions. As of December 31, 2008, our facilities in China and India employed approximately 73 and 122 development personnel, respectively, and 46 and 25 consulting personnel, respectively, representing approximately 33% and 41% of our global research and development personnel.

CDC Software’s Growth Strategy

Our goal is to be the leading global provider of a broad suite of scalable enterprise software applications to medium-sized enterprises and divisions of large enterprises in our targeted vertical industries. We intend to pursue the following strategies to achieve that goal:

Continue to expand and enhance our industry-specific products and expertise to strengthen our competitive advantages. In order to attract new customers and retain existing customers, we expect to continue to focus on offering high-quality, vertically-tailored enterprise software applications that address our customers’ specialized business, industry and regulatory requirements at an affordable cost.

As a result, we intend to:

•	develop broader and deeper product functionality to address our customers’ expanding requirements;

•	develop additional geographically-specific functionality to address the increasingly local requirements of our customers and enable their expansion on a global basis;

•	attract and retain employees with business and product expertise in our targeted vertical industries; and

•	provide additional delivery models, such as Software-as-a-Service, or SaaS, and subscription-based hosting to address the preferences of our customers.

Capitalize on cross-selling opportunities into our installed customer base. As of December 31, 2008, our enterprise software applications and services were being used by over 6,000 companies worldwide. However, because the licensing and implementation of software solutions involves a significant capital investment, many customers may not purchase all of the modules or applications we offer to optimize their business at one time.

Target emerging markets for enterprise software applications. We believe that lower cost geographies, such as China, India, Latin America and Eastern Europe, represent strong growth markets for enterprise software applications as many companies continue to relocate their operations to those regions due to lower overhead and labor costs. We also believe that our enterprise software applications will have competitive advantages in our targeted vertical industries in these emerging markets, because they have been designed to support both the unique vertical industry and geographic requirements of these customers.

Expand our in-house software development, services and support centers located in China and India. We perform increasing amounts of our software development, services, and support functions at our in-house development centers located in China and India. While our product development and design decisions are made in North America, the actual development work has been increasingly moved offshore. Specifically, we have established software development centers in Shanghai and Nanjing, China and Bangalore, India. This shift has enabled us to expand the breadth of product development and accelerate delivery schedules by dedicating additional product development personnel while reducing overall development costs.

Selectively pursue acquisitions. Our management team has significant experience identifying and integrating successful acquisitions. Since 2003, we have consummated eleven acquisitions, which have extended our geographic reach, broadened and deepened our product portfolio, and contributed to our vertical expertise. In addition, our global administrative infrastructure, sales, service and support personnel, and lower-cost research and development resources have enabled us to substantially eliminate redundant costs at our acquired companies. In order to continue to expand our geographic reach, product depth and breadth, and vertical expertise and leverage our global platform, we intend to continue to selectively pursue acquisitions.

Expand into new vertical industries. We have been successful by focusing on our targeted vertical industries. We intend to expand into new vertical industries where we believe we can establish a competitive advantage. We may pursue such expansion either through strategic acquisitions or through internal product development.

CDC Global Services Business

CDC Global Services provides managed services for IT applications, IT infrastructure, help desk operations, IT staffing, and business process outsourcing. Specific application and technology expertise covers offerings for Oracle (Oracle enterprise applications, JD Edwards, Fusion, and database), SAP (SAP, mySAP, eWM / WM), and Microsoft (the technology stack and Dynamics applications).

These services are generally offered on a regional basis in the United States and Australia. In order to provide more cost-effective services while maintaining a high quality of service, our Global Services Group utilizes both locally based professional services staff who can interact with a customer’s staff on-site, as well as “off-shore” professional services staff typically located in our worldwide development centers, including high-tech facilities in India (Bangalore, Mumbai, and Pune) and China (Shanghai and Nanjing). Our personalized customer service, delivered through our on-site help desk operations, ensures customer satisfaction in a cost effective manner.

CDC Global Services also provides many of the same business optimization services offered by CDC Software to customers that do not use our enterprise software applications. CDC Global Services business assists customers to achieve the highest value for their IT expenditures by providing our customers with more value-added services than offered by our CDC Software business.

CDC Global Services differentiates itself in the marketplace through the depth and breadth of its expertise, as well as leveraging the value of its relationship with CDC Corporation and its subsidiaries, including CDC Software. CDC Global Services’ expertise includes the utilities, telecommunications, financial services, public sector, and life sciences / pharmaceutical industries and provides services for several prominent companies such as Emerson Power, PacifiCorp, Bonneville Power Authority, PHI (Pepco Holdings), Comcast, Aetna, Sanofi-Aventis, Pfizer, 3M Health Information Systems, 3i Infotech, and Sterling Chemicals.

CDC Global Services revenues were $109.7 million for the year ended December 31, 2008, compared to $103.2 million for the year ended December 31, 2007. As a percentage of total revenues, revenues from CDC Global Services constituted 26.8% of total revenues in 2008, compared to 26.6% in 2007.

Customers

CDC Global Services targets both mid and large companies doing business in many areas including telecommunications, chemical, oil and gas, pharmaceutical, consumer product, utility, insurance, banking and finance, entertainment and IT sectors. Because many of our target customers for business services are also in our targeted industries for enterprise software, we seek to cross-sell both enterprise software applications and business services between the two customer bases in addition to leveraging our industry expertise and knowledge gained between the two lines of business.

Competition

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

The following is a summary of our strategic acquisitions and investments related to our CDC Global Services business:

CDC Global Services

Acquisition or Investment	Date	Description
Assets of Horizon Companies, Inc.(1)	February 2006	Outsourced IT support and consulting services provider based in India, Canada and New Jersey.

DB Professionals, Inc.	June 2006	Outsourced IT support and consulting services provider based in Oregon.

OST International Corporation	June 2006	Outsourced IT support and consulting services provider based in Illinois.

Vis.align, Inc.	December 2006	Enterprise solutions and IT services provider.

Vectra Corporation(2)	May 2007	Information security consulting services, managed services and enterprise security solutions provider based in Australia.

Assets of PlanTec Pty Ltd	June 2007	Information services provider based in Australia.

Catalyst International(3)	September 2007	Integrated supply chain execution solutions and services

Assets of PlanTec Pty. Ltd.	July 2007	Information technology services provider in Australia

Snapdragon Consulting Pty. Ltd.	October 2007	Information service provider based in Australia focused on Microsoft CRM.

Dynamic Business Consultants	July 2008	Software systems integrator based in Melbourne, Australia.

(1)	We acquired a 51% interest in Horizon Companies, Inc.
(2)	We acquired a 59% interest in Vectra Corporation,
(3)	CDC Global Services includes the Catalyst SAP business, but excludes the Catalyst “Enabling Technology” or ET, and the Catalyst “Best of Breed” businesses, which are operated under CDC Software.

CDC Games Business

Overview

Our CDC Games segment is a publisher and operator of online games in China.

CDC Games has experienced significant revenue and earnings growth since it was formed in the third quarter of 2006.

CDC Games revenues were $44.9 million for the year ended December 31, 2008, compared to $33.6 million for the year ended December 31, 2007. As a percentage of total revenues, revenues from CDC Games constituted 11.0% of total revenues in 2008, compared to 8.7% in 2007.

During 2007, and prior to such time, 100% of our games revenues were derived from China. For the year ended December 31, 2008, all of CDC Games revenues were derived from China.

Current Games

We currently offer MMORPGs, which are online games that allow thousands of users to interact with one another in a persistent-state virtual world. In addition to MMORPGs, we plan to offer casual games in genres such as martial arts, action and sports. Currently, all of our online games are offered only in China.

Although we cannot assure you that these games will be launched on this timetable or at all, the following table sets forth certain information regarding games we currently offer or plan to launch in the remainder of 2009:

Game	Type	Description	Business Model	Date or Expected Date of Commercial Launch
Yulgang	MMORPG	Fantasy/Martial Arts	Free-to-Play	July 2005 (version 3.0 launched in March 2009)
Special Force	MMORPG	First-Person Shooter	Free-to-Play	June 2007
Shaiya	MMORPG	Fantasy	Free-to-Play	December 2006
Lunia Online	MMORPG	Fantasy	Free-to-Play	March 2009
EVE Online	MMORPG	Space Strategy	Time-Based	August 2006
Digimon	MMORPG	Fantasy	Free-to-Play	September 2008
Lord of the Rings Online: Shadows of Angmar	MMORPG	Fantasy	Time-Based	Second Half 2009

We have a diversified portfolio of online MMORPGs that we believe appeals to users’ demands for highly developed game content, attractive graphics and exciting play.

Each of our games can be accessed from any location with an Internet connection. Substantially all of the players in China access the game servers either from PCs at home or Internet cafe outlets equipped with multiple personal computers that have Internet access. Currently, a significant portion of CDC Games’ users access the game through Internet cafes throughout China.

Yulgang

Yulgang is a fantasy martial arts based MMORPG licensed from Mgame based upon a popular comic book series in Korea. It was among the first free-to-play, pay for merchandise online games introduced in China. The game creates a precise, rich and colorful cartoon-like virtual gaming world for online users using 2.5D graphics. In the game, players become martial artists and journey through a mythical realm learning martial arts, completing tasks and mastering skills. As they progress, players may choose factions to join and participate in massive battles for the honor of their factions. Players select a character class to play among bladesman, swordsman, archer, healer and spearman, and accumulate abilities and skills which can be carried over to the successively higher game levels.

In March 2009, we launched Yulgang version 3.0, which offers gamers significantly enhanced abilities and content including new maps and costumes.

Special Force

In June 2007, we commercially launched Special Force, a first-person shooter game licensed from Dragonfly. Special Force is the first free-to-play first-person shooter game to be released in China. The game has advanced 3D graphics and allows users to create their own elite military units with customized weapons and equipment selected from the same gear used in real combat.

Shaiya

In November 2006, Optic commercially launched Shaiya, a 3D, fantasy MMORPG set in an ancient era, which was licensed from Sonokong. Gamers choose among four different modes of play to complete multi-tier quests and orchestrate group strategies in battles against different races created by two ancient goddesses. Players can choose to join either the Union of Fury or the Alliance of Light to take part in an epic feud where they can battle monsters or other players, and join with other players to battle for control of the continent.

Lunia Online

Lunia Online is a 2D/3D MMORPG with attractive animation based on the widely popular Japanese comics and emphasizes arcade action. Lunia Online has an arcade action style of game play with multiple levels in one of the world’s first “adventure level” MMORPGs.

EVE Online

In July 2006, Optic commercially launched EVE Online, a next generation MMORPG licensed from CCP set in outer space in which gamers utilize business acumen and combat strategies as well as a diverse array of sophisticated equipment, spaceships and social interfaces to complete missions and conquer galaxies.

Digimon

In September 2008 we commercially launched Digimon, a fantasy MMORPG licensed from SK Telecom, combining Japanese-style cartoon animation with 2D graphics. Digimon is based on a series of popular Japanese animated television shows produced and has been a popular TV series running on various channels in China since 2001. Digimon is part of our initiative to introduce non-violent, family-oriented “Green Games” to our portfolio.

Legend of MIR III

In August 2003, Optic commercially launched Legend of MIR III, a 2D, fantasy MMORPG licensed from WeMade Entertainment Corporation, in which players use distinctive swords and magical powers to fight battles among clans and complete missions in order to acquire control over territories of superior status. We discontinued Legend of MIR III in May 2009.

Online Games Planned for 2009

Lord of the Rings Online: Shadows of Angmar

A MMORPG licensed from Turbine, Inc. based on the Lord of the Rings trilogy, Lord of the Rings Online: Shadows of Angmar has been commercially launched in the United States and Europe. The game is targeted at hardcore gamers who are fans of the Lord of the Rings movie series and players of western-style games. The game will provide users with a rich content world, with several races and classes of characters to choose from, highly sophisticated DX10 graphics not seen before in China in online games, unique monster play, housing and trait systems, and floating download technology that will allow players to begin playing the game without fully downloading the game’s entire software (thereby reducing the demands on the user’s computer). The game is targeted for release in China in the second half of 2009.

Content Sources

Game Licensing

We obtained the rights to our current online games through licensing agreements with our development partners. We continue to develop and strengthen relationships with developers and other content owners, particularly in South Korea, Japan and the United States, in an effort to secure licensing rights to a wide variety of online games. Licensing costs generally consist of an upfront licensing fee, which we typically pay in several installments, and ongoing royalty payments based on a percentage of our revenues from the licensed game. Each license provides us with the exclusive right to operate an online game in China for a specified period of time. Our game licenses generally require the licensors to provide us, on a timely basis without additional charge, regular updates, enhancements and improvements for the licensed game. Some of our licenses also provide us with the first option and first right of refusal for sequels. The majority of our game licenses also require the developer to provide us with training and technical support.

Our licensors provide us with online game rights. Our suppliers supply us with bandwidth, servers and printing services among other items. Our largest licensor for 2008 was Mgame Corporation, the licensor of Yulgang, which represented approximately 23% of our combined licensor/supplier purchases during 2008, primarily due to royalties paid to Mgame Corporation in connection with Yulgang.

Our five largest combined licensors/suppliers for 2008 represented approximately 42% of our purchases during 2008. Purchases mainly include bandwidth leasing and server custody arrangements, content licensing and fixed asset purchases.

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

In March 2008, we settled our dispute with Mgame by entering into an Amended and Restated Exclusive Game License Agreement and Settlement Agreement. Under these settlement agreements, CDC Games received exclusive distribution rights to Yulgang in China until March 2010 with an option to extend for an additional year. CDC Games also agreed to work together with Mgame to launch a Version 2.0 upgrade to Yulgang as soon as possible following the settlement. In addition, the settlement agreements provided that our license fee payable to Mgame would be increased to $4.5 million of which $4.0 million of would be paid by us in the form of shares of Mgame held by us. Additionally, we agreed to pay royalty payments equal to 25% of revenues in months where revenues are less than $2.0 million and 28% in months where revenues are greater than $2.0 million, and agreed to terminate the game license agreement with Mgame pursuant to which we received the exclusive right to distribute Wind Forest Fire Mountain, or WFFM, a combat MMORPG developed by Mgame.

In April 2008, we announced that we commercially launched Yulgang 2.0, a significant content update for that game.

In March 2009, we launched Yulgang version 3.0, which offers gamers significantly enhanced abilities and content including new maps and costumes.

Revenues from Yulgang have continued to recover since the settlement of our disputes with Mgame and the recent release of Yulgang 3.0, but have not reached the levels we experienced before our dispute arose.

Other Licensors and Developers

In addition to our license agreement with Mgame for Yulgang, to date, we have obtained our content through licensing arrangements with developers and other third parties. We have entered into license agreements with each of Dragonfly GF Co., Ltd. and SONOKONG for Special Force and Shaiya, respectively.

We also monitor the markets to identify and source new online games, particularly the markets in South Korea, Japan and the United States. The cost of licensing games from developers generally consists of an upfront licensing fee, which we generally pay in installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing royalties for games which have been licensed range from 20% to 29% of total sales before distributor discount. Each of these licenses provides us with the exclusive right to operate the game in Mainland China, and in some instances, certain other territories, including India. Generally, the MMORPG developers agree to timely provide, without any additional charge, with updates, enhancements and improvements developed for the games licensed to us. The majority of our game licenses require the licensors to provide technical support.

Marketing

Our overall marketing strategy is designed to continue to build our brand and rapidly attract new users while maintaining a high level of user satisfaction. We have developed this strategy to increase our user base and increase recurring revenues from existing users.

We employ a variety of traditional and online marketing programs and promotional activities to build our brand and to attract new customers, including advertising in online games magazines and online games sites. In addition, we engage in on-site promotions, such as distributing free game-related posters at Internet cafés, “game parties” for newly launched games which allow a limited number of players to experience the game for free and in-game marketing, including player competitions at Internet cafés and online adventures for prizes. We are actively exploring co-sponsorships with Chinese consumer companies for Special Force, in which our sponsors or partners can obtain in-game advertising, or promotion in Internet cafés, competitions and other offline activities such as tournaments. We also conduct communications programs to establish and maintain relationships with key trade press and industry analysts and we actively participate in ChinaJoy, an Internet gaming exhibition.

We frequently organize in-game events for our users, which we believe encourage the development of virtual communities among our users and increase user interest in our games. In addition, we use in-game events, such as holiday-related in-game activities, to promote new features and offer prizes to our users. We frequently post announcements in the game environment of our MMORPGs to promote in-game events, new features and other improvements to the games. We currently use these announcements to promote the game in which they are displayed. We also organize offline national competitions for players and special events intended to encourage experienced users to become mentors to newer users.

Pricing, Payment and Distribution

Pricing

We have adopted two different business models for our games: free-to-play and time-based. For most of our existing online games, including Yulgang and Special Force, we use a free-to-play business model. Under this business model, users do not pay for playing time, but rather pay for in-game merchandise, such as weapons, armor, uniforms and magical powers, which we believe personalize and enhance the game experience for users. The virtual items can be generally categorized as experience game points that a user may use to purchase online gaming experience for a game character for a certain period of time to enhance performance; skill-focused items to enhance the fighting or other gaming skills for a game character; equipment, such as armor and weapons; and personality-based items, such as clothing and trinkets which personalize the appearance of a game character. This business model has been successfully implemented in South Korea, and we believe Yulgang was one of the first large-scale MMORPGs in China to adopt this model.

Setting prices for virtual items is generally formulated as part of the underlying economic model for the game during its development. However, we have the ability to adjust prices for virtual items as part of tuning the game, although care must be taken that we do not upset the underlying economic model. We generally look at pricing curves to set and adjust prices for virtual merchandise offered. Pricing curves are developed primarily based on internal game factors such as the popularity of an item and the nature of the enhancing characteristics the item provides, as well as external game factors such as game cost, user game playing and the pricing of competing games in the market. We attempt to adjust prices of virtual merchandise based on the feedback of users and offer various discounts on merchandise from time to time; however, once pricing of virtual merchandise is set, it can be difficult to make significant adjustments to the prices during the game’s commercial lifecycle. We have generally maintained stable pricing curves for our games.

For one of our existing games, EVE Online, and one of our games planned for launch in 2009, Lord of the Rings Online: Shadows of Angmar, we have adopted and plan to adopt respectively, the time-based business model. Under this business model, players pay for game playing time. The pricing is determined near the end of the open beta testing period based on several factors, including the prices of comparable games, the technological features of the game, and the targeted marketing position of the game.

Payment

While most of our games are free to play, in order to purchase virtual merchandise for the game, users must purchase pre-paid points which are sold in both physical card form or can be purchased electronically online and through mobile sales partners. Each pre-paid card purchased in physical form or electronically, contains a unique access code and password that enables users to add value to their account for our online games. As users purchase virtual merchandise in the gaming world, charges are deducted against the value in their account. For our time-based games users must purchase pre-paid points which are sold in both physical card form or can be purchased electronically online and through mobile sales partners and redeem them for time. A significant step in the integration of the 17Game and Optic units has been the integration of our payment platform and we now offer universal virtual and physical PP-Cards that can be used for all of our games. With a CDC Games PP-Card, users can add value to either a 17Game or Optic account.

Distribution

We distribute pre-paid cards through an offline distribution system of physical pre-paid cards. We generally sell pre-paid cards to a group of regional distributors from whom we generally collect payment on a prepaid basis. These distributors resell the cards to sub-distributors that, in turn, distribute the cards directly to sales outlets with which they maintain distribution agreements, including Internet cafés, and other retail points of sale, such as software stores and newspaper booths. Our sales policies and distributor incentive systems generally discourage our regional distributors from distributing pre-paid cards of other online game operators. In

2008, we offered sales discounts that averaged between approximately 12% and 14% to our distributors. The sales discount represents the difference between the price at which we sell game cards to distributors and the face value of the game cards. For our physical cards, we estimate that our network reaches over 200,000 retail points of sale throughout China, over 75% of which are Internet cafes, which are one of the primary venues for users to play online games in China.

In addition, we have both online and mobile sales partners to distribute points for our games. Our mobile sales partners include China Mobile, China Unicom and China Netcom. Points may also be purchased online through several popular Chinese websites, such as www.cupoo.cn, www.cncard.com and www.jcard.com.

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

Customer Service Center. Our customer service centers are located in Beijing and Shanghai, China, and are operated 24 hours a day, seven days a week. Customers may make inquiries by phone, online chat, online forum, email, phone and fax at any time and receive timely responses. As of December 31, 2008, we employed approximately 179 full time personnel in our call center as customer service specialists. In general, our customer service representatives are able to immediately handle approximately 70% of the inquiries from our customers, and provide solutions within 24 to 48 hours with respect to requests that cannot be resolved at the time of the initial customer call. All of our customer service representatives have participated in a formal training program before commencing work. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. We periodically review staffing needs and train our representatives to provide excellent customer service. Our customer service department received the ISO 9001:2000 certification in September 2008, making CDC Games only the third online games operator in China to obtain this designation.

We also maintain reception areas in our offices in Beijing and Shanghai that are open to the public for customer service purposes.

Technology

Our current technology infrastructure consists of the following:

•

over 140 server groups and over 400 network devices located at 20 Internet data centers, in different regions throughout China. As of December 31, 2008, we owned a majority of the servers in the server network used for our game operations, and we leased the remainder from third-party telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators. Our hardware platform primarily consists of Lenovo, Hewlett-Packard, Dell and IBM servers; and

•	proprietary software and game monitor tools that are integrated with our websites and customer service center operations.

We have direct access to the Internet backbone in China. We also have contracts with reputable vendors such as Hewlett-Packard and Dell for warranty services for our hardware platform. As of December 31, 2008, we employed 103 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our membership management and payment system.

We also have a network operation team responsible for stability and security of our network. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce hacking risks.

Insurance

CDC Games does not carry any property insurance, product liability insurance or any business interruption insurance.

Intellectual Property

CDC Games’ intellectual property rights include trademarks and domain names associated with our name and copyright and other rights associated with our websites, technology platform, self-developed software and other aspects of our business. CDC Games has registered domain names for its official websites as well as domain names registered in connection with each of the games we offer. All of our domain names are held by our affiliated PRC entities, including Beijing 17game Network Technology Co., Ltd, Beijing Hulian Jingwei Technology Development Co., Ltd. and Optic.

We regard our intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality agreements with our employees, and license agreement with our partners, to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our business and trade secrets during and after their employment with us and assign their inventions developed during their employment to us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property. Despite our precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Employees

As of December 31, 2008, we had 554 employees, including 75 in management and administration, 62 in sales and marketing, 179 in customer service, 135 in product development, and 103 in operations and maintenance. Our employment contracts with our management and key employees include a covenant that prohibits them from engaging in any activities that compete with our business during their employment, and for a one year period following termination of employment. None of our employees is represented under collective bargaining agreements. We consider our relations with our employees to be good.

Properties and Facilities

Our principal executive, sales and marketing and administrative offices are located on premises comprising approximately 1,477 square meters in an office building in Beijing and 4,600 square meters in Shanghai, and our customer service center and our network operation departments are located on premises comprising approximately 657 square meters in an office building close to our principal executive offices in Beijing and 1,533 square meters in an office building close to our principal executive offices in Shanghai. We believe that our premises are sufficient for our needs in the near future.

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

•

Major Internet Portal Operators, such as NetEase.com, Inc. (NASDAQ: NTES) which operates Fantasy Westward Journey and Westward Journey Online II, Sohu.com Inc. (NASDAQ: SOHU) which operates Tian Long Ba Bu (TLBB) and Blade Online (BO) and Tencent Holdings Limited (SEHK: 700) which operates QQ Fantasy and QQ Tang; and

•

Domestic Online Game Developers, such as Kingsoft Corporation Limited (SEHK: 3888) which operates Chun Qiu (CQ) and Shui Hu (SH), Perfect World Co., Ltd. (ADR) (NASDAQ: PWRD) which operates Perfect World, Perfect World II and Zhu Xian, Giant Interactive Group Inc. (NYSE: GA) which operates ZhengTu and NetDragon Websoft Inc. (SEHK: 8288) which operates Eudemons Online.

In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.

Acquisitions

Acquisition or Investment	Date	Description
Equity Pacific Limited (holds Beijing 17Game Network Technology)(1)	March 2006	Massive multiplayer online role-playing games (MMORPG) provider in China.

Gorilla Banana Entertainment Corp.	January 2007	Independent online games development company in South Korea (minority equity investment and distribution rights).

Auran Holdings Pty Ltd	March 2007	Developer of online games in Australia (minority equity investment and revenue sharing rights).

Mgame Corporation	March 2007	Developer of online games in South Korea (minority equity investment and distribution rights).

(1)	In March 2006, a subsidiary of China.com acquired the remaining 52% of Equity Pacific Limited, or Equity Pacific, which ultimately owns Beijing 17game Network Technology Co Limited, or 17game, amongst other subsidiaries. 17game was transferred to CDC Games in December 2006 in connection with our internal restructuring.

Our Industry

Rapid Growth of Online Games Market in Asia

Online games are typically played on Internet-connected devices, such as personal computers, although they can also be played on video game consoles, handheld devices and mobile phones. Online games range from simple, single-player products, generally referred to as casual games, to MMORPGs which are highly complex products involving thousands of concurrent users.

Key Drivers of Rapid Growth of China’s Online Games Market

Burgeoning consumer market. China’s economic expansion has created a burgeoning consumer market with increasing per capita income and consumer purchasing power as well as heightened demand for increasingly sophisticated forms of entertainment.

Popular medium for entertainment and social interaction. Low initial costs, particularly for free-to-play games, make online games a leading form of entertainment for Chinese youth. Collaboration and communication features, such as in-game chat and the ability to establish in-game teams or guilds, make online games an increasingly interactive entertainment medium in China.

Low Entry Cost and Convenience of Play for Users. The entry cost for users to play online games is relatively low. The game software is typically free to download from the Internet. While a computer is required to play online games, a substantial number of users in China tend to play games at Internet cafés, which are widespread throughout the country and provide access to online games at an affordable cost.

Characteristics of China’s Online Games Market

Hit-driven market. China’s online games market, like the global online games market, has historically been driven by a select number of online games with large and loyal user bases. Therefore, the ability to successfully identify, procure, market and operate new games is critical to success in the market.

Growing popularity of other online game genres. New genres of online games are emerging in the China market, which is driving increased competition among market segments. Online game operators are diversifying their offerings to include not just MMORPGs but “light” MMORPGs and casual games as well. Casual games, which are targeted at less experienced online game players, have a lower level of complexity and require less time to play. In addition, web-based games are an emerging genre that is growing in popularity. Typically, web-based games are licensed from local third-party developers and have a much shorter development cycle and lifespan than online games licensed from overseas developers.

Importance of expertise on China market. Online games developed outside China currently generate a significant portion of online games revenues in China. Online game operators in China must carefully select overseas-developed games that will have broad demographic appeal in China and can be localized to suit the preferences of their users. Before foreign-developed games can be introduced in China, they must be extensively tailored for local market preferences and to comply with PRC content regulations. Online game operators must have an intimate knowledge of PRC regulations relating to game content and the Internet to obtain required PRC governmental approvals. To effectively deploy and operate online games on a national scale in China, we believe it is critical to maintain a national technology infrastructure with multiple local data centers, a payment and distribution network that supports multiple payment forms and innovative sales and marketing initiatives to ensure the games receive adequate market attention.

Adoption of the free-to-play business model. Historically, MMORPGs generated revenues primarily from a “time-based” business model through which operators charged users fees based on playing time. In recent years, however, online game operators in China have moved to a free-to-play business model, which allows users to play for free but encourages them to personalize and enhance their gaming experience through purchases of in-game merchandise such as weapons, armor, uniforms and magical powers. Because these games are free-to-play, this business model enables game operators to rapidly grow their active user base and generate revenues based on an individual user’s willingness to pay. Moreover, as users increase their game character’s abilities through in-game purchases, they become more invested in the game, which we believe enhances their overall game experience and leads to increased user loyalty.

Our Competitive Strengths

We believe our principal competitive strengths include the following:

Scalable, high-margin licensing-based business model. Our business model is based on licensing games from overseas game developers that have proven to be popular outside China and customizing such games for the Chinese online games market. By licensing, rather than developing, the online games that we publish and operate, we are able to offer a diversified portfolio of proven, high-quality titles at a lower cost, leveraging the significant investments that our partners have made in game development

Growing product pipeline and portfolio across game genres. We continuously negotiate with developers for new titles and have built a growing product pipeline across online gaming genres that we believe will offer our community of users one of the most diverse game portfolios offered by online game operators in China, with highly developed game content, attractive graphics and exciting play. We believe that a diversified approach allows us to reduce the effect of “hit or miss” games, particularly as many of our titles have been tested and widely played in other countries.

Attractive partner for leading and emerging international developers. We believe we are an attractive partner to the leading and emerging online games developers from overseas who wish to introduce their products into the Chinese market. We have a successful track record of “localizing”, or customizing, foreign games for the Chinese online games market.

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

Extensive nationwide sales and marketing network. In order to play our online games, users must purchase prepaid points which are sold in physical form or can be purchased electronically online and through mobile sales partners. We have built a nationwide network in China to distribute our prepaid points and market our games through local media and Internet cafés. For our physical prepaid cards, we estimate that our network reaches over 200,000 retail points of sale throughout China, over 75% of which are Internet cafés, which are a key venue for online gamers in China. In addition, we have entered into agreements with China Mobile, China Unicom and China Netcom for mobile points card sales and with numerous Chinese websites, such as www.cupoo.cn, www.cncard.com and www.jcard.com, for online points card sales.

Dedicated and responsive customer service. Exceptional customer service and technical support are integral to the gaming experience. We have over 179 customer service personnel responding to inquiries made by phone, online chat, online forum, email, phone and fax 24 hours a day, seven days a week on a real time basis. Our customer service department received the ISO 9001:2000 certification in September 2008. We have game masters that continuously monitor the game environment, organize in-game events and respond to customer inquiries. We also maintain reception areas in our offices in Beijing and Shanghai that are open to the public for customer service purposes.

Pioneer of “Free-to-Play” business model. As a pioneer of the free-to-play, pay-for-virtual-merchandise business model in China, we believe we have developed expertise with respect to the in-game item sales model, which includes understanding what items to sell, when to sell and whom to sell to, which is not easily replicable. In addition, as there is no charge to play games in the “Free-to-Play” business model, we believe that more prospective players are attracted to try such games compared to time-based games. When combined with the high quality of the games we offer, we believe that players are often drawn to continue playing the game to enhance their skill level and maximize their gaming experience by purchasing virtual items.

Innovative and experienced operating management. Our senior operating management was involved in the introduction of the free-to-play, pay-for-virtual-merchandise payment model and has extensive experience in identifying games, acquiring licenses, adapting foreign games and obtaining required PRC governmental approvals for introduction of such products into the China online games market. We have secured an exclusive license to localize and operate Lord of the Rings Online: Shadows of Angmar in China amid strong competition among online game operators in China.

Our Strategy

Our goal is to become the leading provider of online games in China. Our strategies for achieving this objective include the following:

Continue to increase revenues from our existing games portfolio by continually adding new content and features. We believe that one of our greatest assets is the large number of registered users we have been able to attract to our games. By releasing new versions of our existing games, updating items available for sale and adding new chapters, we believe that we can keep existing users interested in playing our games and can further expand our user base, thereby increasing peak concurrent users, improving revenues per user and consequently overall game revenues, and thus extending the longevity and revenue-generating potential of our existing games. In March 2009, we launched Yulgang version 3.0, which has provided gamers with significantly enhanced abilities and content including new maps and costumes as well as other new items we believe will be attractive to users.

Continue to expand our portfolio of online games and introduce different game genres. We intend to leverage our success in identifying popular foreign games and localizing them for the China market by continuing to acquire additional licenses from leading and emerging foreign game developers. This will enable us to continue to diversify our portfolio and offer users of all types, games to match their preferences. In addition to the diversification of offerings within our current MMORPG portfolio, we intend to introduce different genres of online games into the market such as casual and web-based games, as well as different types of MMORPGs outside of the traditional fantasy-based role-playing genre in order to reach the broadest audience possible.

Continue to expand our distribution, sales and marketing capabilities to further support our game offerings. We intend to continue to build our sales, marketing and distribution network in China to reach the broadest audience possible. We plan to expand our arrangements with physical-point card distributors to provide access to distribution points at software stores, Internet cafés, newspaper booths and other local media outlets while also extending our arrangements with online and mobile distribution providers to ensure as many users across as many distribution channels as possible have knowledge of and access to our games. We plan to use our own local ground marketing teams to complement our distribution arrangements by coordinating on-site promotional activities with administrators of Internet cafés and other locations where gamers spend significant amounts of time and initiate marketing campaigns with local media outlets to introduce our products to potential users. We also intend to develop innovative marketing campaigns across other forms of media such as television to further promote our online game offerings and attract new users to try our games.

Pursue cross-selling opportunities and diversify our sources of revenue. We intend to pursue cross-selling opportunities to expand and diversify our sources of revenues, such as by providing in-game links to other games in our existing portfolio and offering users the opportunity to participate in beta testing of games in our pipeline. We are seeking to leverage the opportunities created by our relationship with our CDC affiliate China.com by building on the community features of its website to attract users to a centralized gaming and virtual social site, which may include as well a virtual “shopping mall” for users. We believe the combination of our online games platform, our large registered user base and the large number of concurrent users playing our games will provide an established marketing platform for advertisers. Advertising opportunities include sponsorships, banner advertising, sponsored community events, contests and other activities. While we have not sought to grow our advertising revenues to date, we believe that such diversified sources of revenues represent a significant opportunity for us in the future.

Continue to expand through acquisitions of online game companies in China as such opportunities arise. We intend to pursue a combination of minority-stake investments and acquisitions. We intend to complement our current content acquisition strategy by evaluating potential strategic acquisitions that we believe will further diversify our product portfolio and/or accelerate our expansion. We evaluate our product portfolio on a regular basis and will look for opportunities to acquire companies with a portfolio of titles that will broaden our community of users and provide differentiated product offerings for our current user base. For example, we believe casual games such as card games, board games and tile games, have a lower level of complexity and require less time to play, providing less experienced online game players with a means to become familiar with both game playing and online game culture without making substantial commitments of time and resources.

China.com Business Unit

Overview

During 2007, our China.com business unit was engaged in providing mobile services and applications and internet and media products and services and was comprised of two segments, “Mobile Services and Applications” and “China.com”. In February 2008 we announced that, due to negative effects caused by the regulatory environment surrounding the MVAS industry in China, we decided to discontinue the operations of our Mobile Services and Applications business and currently, our China.com business unit is comprised of a single segment, “China.com”.

Total revenues for the China.com segment were $13.7 million for the year ended December 31, 2008, compared to $11.4 million for the year ended December 31, 2007. As a percentage of total revenues, revenues from our China.com segment constituted 3.3% of total revenues in 2008 and 2.9% of total revenues in 2007.

Products and Services

Our China.com business is focused on online entertainment and Internet products and services that target users in China and Chinese communities worldwide via our portal network. This segment also includes our Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region. The China.com business offers the following products and services:

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

Sales

Our China.com business unit is also focused on launching promotions both through our portals and the general media. Currently, we have approximately 35 sales and marketing personnel who are located throughout China, including in Beijing, Nanjing, Shandong, Guangdong and Hangzhou. Our primary sales and marketing initiatives focus on direct marketing through consumer portals like, which is not part of this Annual Report, and general media advertising in traditional media, including point-of-purchase promotions, newspaper and magazine advertisements, radio and TV advertisements.

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

China.com’s Goals and Strategy

Our goal for our China.com business is to be a leading portal company in China, and we intend to continue to place emphasis on the development of our portal network. We believe that the portal network will play a critical role in driving synergies among our other related businesses, including our online games business and will serve as a strategic and core business platform.

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

Soufun. In 2005, China.com formed a strategic relationship with Soufun, one of China’s leading real estate websites. We believe this partnership has enriched our content in those channels and improve user’s experiences. The China.com portal expects to continue to broaden its partnership with leading websites in various vertical sectors.

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

Legal Proceedings

We currently, and from time to time, are, subject to claims arising in the ordinary course of our business. Except as described below, we are not currently subject to any such claims that we believe could reasonably be expected to have a material and adverse effect on our business, results of operations and financial condition.

As of June 2009, other than as set forth below, there is no material litigation pending against us. From time to time, we and our subsidiaries are a party to other litigation and claims incident to the ordinary course of business. While the results of such litigation and claims cannot be predicted with certainty, we believe that the final outcome of such other matters will not have a material adverse effect on our financial position, results of operations or cash flows.

A. Menarini Industrie Farmaceutiche Riunite. In February 2009, we and our subsidiary, Grupo CDC Software Iberica, SL, or Ross Systems Iberica, received a letter from A. Menarini Industrie Farmaceutiche Riunite, or A. Menarini, a company which licensed Ross’s iRennaissance product, or Iren, under a Software License Agreement dated March 31, 1999. A. Menarini alleges that, in 2008, it identified certain failures in the Iren software that relate to French VAT on service transactions, and which have allegedly lead to the loss of VAT credits by A. Menarini and its affiliates. As a result, A. Menarini has asserted that it has suffered damages of €10.0 million, or approximately $14.0 million, and asserted claims therefor. In February 2009, we responded to these claims and denied the merit of, and any liability with respect to, such claims. In March 2009, we and Ross Systems Iberica received a summons to appear in the Commercial Court of Evry in April 2009 and an order permitting the appointment of a special master to investigate this dispute. A hearing on the request for appointment of a special master was held in April 2009, at which time the judge took the matter under advisement. A ruling was issued in May 2009 by the Commercial Court of Evry pursuant to which the Special Master declined to rule on the case. Management is currently evaluating this matter and no estimate of potential loss, if any, is available at this time. Furthermore, management intends to continue to vigorously dispute this matter.

Cerro Wire, Inc. In June 2009, Cerro Wire, Inc., a customer of our subsidiary Ross Systems, Inc. filed a claim in the Circuit Court of Morgan County, Alabama alleging various tort and contract based causes of action relating to the sale and implementation of a Ross Systems ERP system. The claim demanded the refund of approximately $267,000 in fees paid by Cerro Wire to Ross, together with a cancellation of additional amounts owed to Ross related to the sale of the ERP system and compensatory damages. We intend to vigorously defend such action. Our management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable

Class Action Lawsuit. A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of our securities between July 12, 1999 (the date of our IPO) and December 6, 2000, inclusive. The complaint charges we and the underwriters in our IPO with violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that the prospectus used in our IPO was materially false and misleading because it failed to disclose, among other things, that (i) the underwriters had solicited and received excessive and undisclosed commissions from certain investors, in exchange for which the underwriters allocated to those investors material portions of the restricted numbers of the Company’s shares issued in connection with the IPO; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate our shares to those customers, in exchange for which the customers agreed to purchase additional shares in the aftermarket at pre-determined prices.

In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with us and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1.0 million from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 million, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to us insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. The independent members of our Board of Directors approved the proposed settlement at a meeting held in June 2003. As of March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions. In August 2005, the court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings (the action involving the Company is not one of those test cases). In June 2007, the court entered an order terminating the proposed settlement based on a stipulation among the parties to the settlement. Plaintiffs filed amended master allegations and amended complaints and moved for class certification in the six test cases, which the defendants in those cases have opposed. In March 2008, the court largely denied the defendants’ motion to dismiss the amended complaints in the six test cases.

The parties have recently reached a global settlement of the litigation. A motion for preliminary approval of the settlement was filed in April 2009. Under the settlement, which is subject to final Court approval, the insurers would pay the full amount of settlement share allocated to us, and we would have no financial liability. We, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, would receive complete dismissals from the case. In June 2009, the Court entered an order granting preliminary approval of the settlement. It is uncertain whether the settlement will receive final court approval.

ManTech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc, filed a civil action against our subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty Ltd (collectively, “CDC Australia”), alleging that CDC Australia failed to pay AU$5.0 million that was retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, CDC Australia filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The plaintiffs have answered the requests for further and better particulars, throughout 2006, 2007 and 2008 including a successful application by CDC Australia requiring the Plaintiffs to make a security for costs payment into court. In October 2008, CDC Australia was successful in having the Plaintiffs’ statement of claim struck out and costs for that application were awarded in CDC Australia’s favor. Those costs have been taxed and we are currently enforcing this costs order against the Plaintiffs. An Amended Statement of Claim was filed and served by the Plaintiffs in November 2008, and CDC Australia has filed and served its amended Defense in line with the Amended Statement of Claim. Formal mediation is scheduled to take place in July 2009. We believe that the AU$5,000,000 was rightfully retained by CDC Australia in accordance with the terms of the acquisition agreement, and the action is without merit. We intend to vigorously defend such action. Management considers the outcome of any judgment on the lawsuit with respect to us to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action in the High Court of Hong Kong against our subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of approximately $0.7 million. Pleadings closed in April 2004 when Mr. Lam filed his reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join CDC Corporation, our parent company, as a party. CDC Corporation was joined in July 2006. In January 2007, Mr. Lam also joined a member of our board of directors, Mr. Peter Yip, to the proceedings. An amended statement of claim and an amended defense have been filed by the plaintiff and defendants, respectively. We applied to strike out plaintiff’s claim, and our application was recently rejected by the court. A trial is now scheduled to start in December 2009. Management considers the outcome of any judgment in this matter to be uncertain and the amount of any expenditure from this matter is not estimable. We believe that this action is without merit and intend to vigorously defend such action.

Marjorie Fudali. In June 2003, Marjorie Fudali, or Fudali, filed a civil action in the United States District Court for the District of Columbia against Pivotal, alleging that she was owed commission in the amount of $0.4 million plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2.3 million. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount to which Fudali believed she was entitled based on the verdict. Fudali provided two alternative calculations, in the amounts of $1.9 million and $1.8 million. Pivotal challenged those calculations. In November 2008, the Court found that two of Pivotal’s challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1.2 million. Pivotal challenged that amount on the grounds the Court deferred in November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal was required to post a bond in the amount of $1.2 million with respect to this matter. In June 2009, the Court denied Pivotal’s remaining challenges to the amount of the judgment. Pivotal is considering whether to appeal the judgment.

Stephen Chan. In March 2007, we filed suit against Steven Chan (“Chan”) and Bing Corporation (“Bing”), alleging that Chan and Bing illegally obtained option shares in CDC Corporation. In April 2008, Chan and Bing filed a cross-complaint against CDC Corporation and CDC Corporation Ltd. alleging breach of an oral contract and various tortious claims including interference with the exercise of purported options, and defamation. Chan and Bing currently allege damages: (i) in excess of $1.0 million arising from alleged inability to exercise stock options at more favorable dates, (ii) in excess of $0.2 million for various payments alleged to be due to Chan and/or Bing, and (iii) unspecified damages for libel. The terms of discovery in this case are currently being discussed and a trial setting conference was scheduled for June 2009.

Sunshine Mills. In May 2008, Sunshine Mills, Inc., a customer of CDC Software, filed a claim in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action relating to the sale and implementation of a Ross Systems ERP system. The claim filed by Sunshine Mills did not specify the amount of damages. Discovery has commenced and a jury trial was scheduled for May 2009. In March 2009, the Court granted our motion to continue and the trial date is pending. We intend to vigorously defend such action. Our management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

Pure Biosciences. In June 2007, Pure Biosciences, or Pure, filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross Systems in March. In August 2007, Ross Systems filed a motion to dismiss the complaint. Pure did not respond to Ross Systems’ motion, but instead filed an amended complaint in October 2007.

In November 2007, Ross Systems filed a second motion to dismiss, and in an order dated April 4, 2008, the Court granted Ross Systems’ motion without prejudice. Pure filed its Second Amended Complaint in May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $0.2 million. Ross Systems filed its third motion to dismiss in May 2008, arguing that Pure still failed to adequately allege that the software failed to conform to the terms of the parties’ License Agreement or the express warranty it contains and that Pure cannot state a claim based on alleged pre-contractual marketing statements because the License Agreement contains a merger clause. Pure filed its response in June 2008. In September 2008, the Court denied Ross Systems’ motion to dismiss. Later in September 2008, Ross Systems filed its answer and counterclaim to Pure’s Second Amended Complaint. The Ross Systems counterclaim includes causes of action for breach of contract and quantum merit

(unjust enrichment). In December 2008, the Court ordered the parties to appear for an Early Neutral Evaluation Conference, which did not lead to an agreement. Following the Early Neutral Evaluation Conference, the Court ordered the parties to exchange Rule 26 disclosures in January 2009 and to schedule a settlement conference. The settlement conference was held in February 2009, and no agreement was reached. The parties have developed a joint discovery plan and negotiations with respect to this matter are ongoing. We cannot predict when the final resolution of this matter will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

Vertical Computer Systems, Inc. / NOW Solutions LLC. In February 2003, Vertical Computer Systems, or Vertical, (on behalf of itself and on behalf of NOW Solutions, or NOW) filed a civil action in the state court in New York, New York, against our subsidiary Ross Systems and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross Systems’ HR/Payroll division to NOW. The action sought $5.0 million in damages. In April 2003, Ross Systems filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter was remanded to the trial court for adjudication. In May 2006, both Vertical and Ross Systems filed a summary judgment motions against each other. In November 2006, the Court denied these summary motions, finding that factual issues existed to be resolved at trial. In March 2004, Ross Systems filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $0.8 million installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll division asset sale. In November 2004, NOW asserted counterclaims against Ross Systems raising the same contractual issues asserted in the Vertical v. Ross Systems action, as well as additional contractual claims related to the 2001 asset sale, seeking a total of approximately $15.0 million in damages. In December 2004, Ross Systems filed a motion to dismiss certain of the counterclaims, which the Court granted in February 2005, thereby reducing the total damages being sought in NOW’s counterclaims to approximately $5.0 million. In May 2006, Ross Systems filed a motion for partial summary judgment that was granted in part.

A jury trial of both the Vertical v. Ross Systems and Ross Systems v. NOW actions took place in March and April 2007 following which the Court directed certain verdicts in favor of NOW, and certain verdicts in favor of Ross Systems. In September 2007, the Court entered a final judgment against Ross Systems in the amount of $1.3 million in damages, $0.9 million in attorney’s fees and costs, and $0.9 million in pre-judgment interest, for a total judgment against Ross Systems of $3.2 million. In November 2007, Ross Systems commenced its appeal from the Court’s trial rulings.

On February 10, 2009, the Appellate Division of the First Department affirmed the trial Court’s rulings in favor of NOW. As a result, as of February 2007, the total judgment against Ross Systems was $3.2 million plus $0.35 million in post judgment interest. In March 2009, Ross Systems filed a motion for re-argument or leave to appeal the Appellate Court’s decision. In April 2009, Vertical filed an opposition to Ross Systems’ motion. In March 2009, in respect of its September 2007 judgment, NOW obtained an ex parte order directing the release, to NOW, of approximately $3.15 million previously deposited by Ross Systems into escrow with the Court pending appeal. To date, counsel has not been able to confirm the specific amount of money held in escrow that has been released to NOW. In June 2009, NOW sought to enforce a judgement obtained in New York and filed a judgement enforcement action in Fulton County, Georgia.

In February 2007, NOW Solutions, Inc, the alleged successor-by-merger to NOW Solutions, LLC, filed an action in the state court in New York, New York, against Ross Systems, although Ross Systems has yet to be served with the Complaint. In this action, NOW Solutions, Inc. asserts claims for breach of contract and attorney’s fees based upon facts similar to those in the above action, seeking $4.1 million in damages. We believe that this action filed in February 2007 is duplicative of the claims that have already been litigated through trial as referred to above. Moreover, this case has been dormant since NOW filed the complaint and it appears that NOW may have abandoned the matter. Should this matter become active, we intend to vigorously defend the same.

C. Organizational Structure

CDC Corporation was incorporated in June 1997. The following table sets forth our significant subsidiaries organized by business unit as of April 30, 2009. Please note that the following table does not include our intermediate holding companies.

Denotes percentage ownership, if less than 100%

*	Subsidiaries held under our 79% owned subsidiary, China.com, which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, or GEM.
**	Subsidiaries Held Under CDC Mobile Media Corporation, a 90% Owned Subsidiary Of China.Com, which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, or GEM.
(1)	CDC Software includes the Catalyst “Enabling Technology” or ET, and the Catalyst “Best of Breed” businesses, and CDC Global Services includes the Catalyst SAP business.

Corporate Structure in China for our CDC Games and China.com Business Units

Overview

Internal Restructuring. In December 2006, we completed an internal restructuring of CDC Games pursuant to which the online game business was moved from within China.com to become a wholly owned business unit of CDC Corporation. The independent shareholders of China.com, present in person or by proxy at China.com’s shareholders meeting, approved the restructuring.

In connection with the restructuring, CDC Games entered into a stock purchase agreement whereby it acquired all issued and outstanding shares of Prime Leader Holdings Limited for a purchase price of $110 million. Of such amount, $50 million was paid in cash at closing and $60 million was funded through CDC Games’ issuance of a note bearing interest at 5% per annum, due June 28, 2008. This note was paid in full on June 27, 2008.

Businesses. As of March 31, 2009, CDC Games operates in the online games business segment in China through Beijing Inter Connected and Optic. As of March 31, 2009, China.com, a 79% owned subsidiary of CDC Corporation, operates our China.com business segment in China.

CDC Games and China.com make investments in each of these business units mainly through offshore holding vehicles registered in the British Virgin Islands or Cayman Islands.

Trust Deed Arrangements for China.com

Because of some legal and regulatory considerations in China, China.com conducts a significant portion of the operations of these business units through domestically registered companies in China, referred to as ICPs, which are held under trust deed arrangements. Under these trust deed arrangements, the trustees are employees of China.com who are Chinese nationals and the 100% beneficiaries of the trusts are offshore holding vehicles registered in the British Virgin Islands or Hong Kong.

We have entered into contractual arrangements with the trustees to establish and facilitate our control over the operations of each of these ICPs. Under these contractual arrangements, each of the trustees declares and undertakes that he or she holds equity interests in the relevant ICP in trust for the Company.

The trustees are also required to execute proxies to our designated representatives at our request to enable such representatives to attend and vote at shareholders’ meetings of these ICPs. Through these contractual arrangements, we are able to cause the individuals designated by us to be appointed as the directors and senior management of each of the ICPs.

We have also entered into exclusive technical service agreements with the ICPs under which the Company provides technical and other services to the ICPs in exchange for substantially all the net income of the ICPs. The technical services provided by us to the ICPs, as the case may be, relate to, among others, technologies in respect of Internet content services, application software for network servers, system solutions, technical training and content development and design.

With respect to our Newpalm business, we have formed two ICPs, Beijing Newpalm Technology Co., Ltd., or Beijing Newpalm, and Beijing Wisecom Technology Co., Ltd., or Beijing Wisecom. Two of China.com’s employees each own 50% of Beijing Newpalm and Beijing Wisecom. Beijing Newpalm and Beijing Wisecom are held under trust deed arrangements under which certain of our employees also serve as trustees of the trusts. China.com Corp. Limited is the holding vehicle of China.com incorporated in Hong Kong which is the 100% beneficiary of the trusts. Due to the fact that we discontinued our MVAS operations in 2008, we may elect to terminate the aforementioned agreements.

With respect to our China.com Portal business, the ICP is Beijing China.com Technology Services Co., Ltd., or Beijing China.com. Three of China.com’s employees have ownership interests in Beijing China.com, with 40% owned by the general manager of China.com Inc., and the remaining 60% owned by two of our PRC employees who own 40% and 20%, respectively. Beijing China.com is held under trust deed arrangements under which certain of our also serve as trustees of the trusts. Chinadotcom Portals Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

With respect to our Go2joy business, the ICP is Beijing He He Technology Co., Ltd., or Beijing He He. Two of China.com’s employees have ownership interests in Beijing He He with each owning 50% of Beijing He He. Beijing He He is held under trust deed arrangements under which certain of our employees also serve as trustees of the trusts, and Double Keen Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts. Due to the fact that we discontinued our MVAS operations in 2008, we may elect to terminate the aforementioned agreements.

With respect to our Shenzhen business, the ICP is Shenzhen KK Technology Ltd., or Shenzhen KK. Two of China.com’s employees have ownership interests in Shenzhen KK two of our PRC employees each owning 50% of Shenzhen KK. Shenzhen KK is held under trust deed arrangements under certain of our employees serve as trustees of the trusts. Unitedcrest Investments Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts. Due to the fact that we discontinued our MVAS operations in 2008, we may elect to terminate the aforementioned agreements.

With respect to our TimeHeart business, the ICP is Beijing TimeHeart Information Technology Limited, or Beijing Timeheart. Two of China.com’s employees have ownership interests in Beijing TimeHeart each owning 50% of Beijing TimeHeart. Beijing TimeHeart is held under trust deed arrangements under which certain of our employees also serve as trustees of the trusts, and TimeHeart Science Technology Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts. Due to the fact that we discontinued our MVAS operations in 2008, we may elect to terminate the aforementioned agreements.

Licenses and Agreements for China.com

The ICPs each hold various types of licenses required by the regulatory authorities in China with respect to operating their respective businesses. During 2008 we discontinued our MVAS operations and have not filed for annual inspection for 2008 as required under Chinese regulations; therefore, the government may cancel these licenses.

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

The WFOE formed to provide services for Beijing Newpalm, Beijing Wisecom and Shenzhen KK is Newpalm (China) Information Technology Co., Limited, and such WFOE previously charged a fee of approximately 90% of the gross revenue of each of Beijing Newpalm, Beijing Wisecom and Shenzhen KK for its services; however, during 2008, we discontinued our MVAS operations and no future payments will be made to the respective WFOE.

The WFOE formed to provide services for Beijing China.com is Chinadotcom Communications Technology Development (Beijing) Limited This WFOE charged fees averaging approximately 49% and 41% of the gross revenue of Beijing China.com for its services during each of 2005 and 2006, respectively.

Contractual Arrangements for our Games Business

To comply with legal considerations in China, we conduct a significant portion of our Games operations through our affiliated PRC entities, Beijing Hulian Jingwei Technology Development Co., Ltd. (or Beijing Inter Connected) and Shanghai CDC Optic Network Technology Co., Ltd. or Optic (formerly known as Guangzhou Optic Communications Co., Ltd.), referred to as Internet Content Providers, or ICPs. We control our affiliated PRC entities through a series of contractual agreements among our PRC subsidiaries (“WFOEs”) and our affiliated PRC entities or their shareholders.

These contractual arrangements are as follows:

•

Exclusive Technical Consultancy and Service Agreements. Under the Exclusive Technical Consultancy and Service Agreement, the ICP agrees to procure technical services exclusively from the WFOE, and pay the WFOE a quarterly fee at a rate determined by the WFOE.

•

Share Pledge Contracts. Under the Share Pledge Contract, the shareholders of the ICP pledge to the WFOE their respective ownership interests in such ICP to secure the performance of the Exclusive Technical Consultancy and Service Agreement. Should ICP default in the Exclusive Technical Consultancy and Service Agreement, the WFOE can, to the extent permitted under PRC law, enforce the share pledge against the shareholders of the ICP in accordance with the Share Pledge Contract.

•

Exclusive Purchase Option Contracts. Under the Exclusive Purchase Option Contract, in the event that PRC law allows for the ownership of ICPs by a WFOE, the WFOE shall have the right to purchase the equity of the ICP from the shareholders at a nominal price.

•

Agreement (Shareholder Proxy). Under this agreement, the shareholders of the ICP irrevocably entrust a person designated by the WFOE or the parent company of the WFOE, to exercise their respective rights as shareholders of the ICP to attend shareholders meetings and cast votes.

Licenses and Agreements for our Games Business

Both Beijing Inter Connected and Optic hold an Internet content provider license. They also hold various licenses which are attached to the Internet content provider license which are particularly applied for each game imported into and operated in China.

We also hold various licenses in the PRC for the import and licensing of Yulgang, Shaiya, Lunia and Special Force.

D.	Property, Plants and Equipment

Facilities

As of June 15, 2009, we owned no real estate and our major leased facilities included our:

•	principal executive offices in Hong Kong, where we have leased approximately 13,600 square feet, approximately 40% of which we occupy pursuant to the terms of a Services Agreement;

•	corporate, research and development, sales, marketing, consulting and support facilities in Atlanta, Georgia, where we lease approximately 27,500 square feet;

•	sales, marketing and support facilities in Northampton, England, where we lease approximately 11,500 square feet;

•	service, sales and support facilities in San Francisco, California, and Sydney and Melbourne, Australia where we lease approximately 4,979, 13,210 and 12,426 square feet, respectively;

•

professional services, education and research and development facilities in Vancouver, British Columbia, where we lease approximately 133,812 square feet, approximately 96,801 square feet of which is currently sublet(1);

•	product development facilities and Nordic service, sales, marketing and support facilities in Stockholm, Sweden, where we lease approximately 13,500 square feet;

•	product development centers in Bangalore, India, where we lease approximately 40,000 square feet and Shanghai, China, where we lease approximately 9,563 square feet;

•	local support facilities in Paris, France, where we lease approximately 4,939 square feet, and in Globen, Linköping and Hässleholm, Sweden, where we lease approximately 39,000 square feet;

•	service, sales, marketing and support facilities for our Global Services Group in King of Prussia, Pennsylvania, where we lease approximately 7,483 square feet;

•	operational facilities for certain of our enterprise software subsidiaries, located in Campbell, CA, where we lease approximately, 12,000 square feet; and

•	operational and support facilities for our China.com and CDC Games businesses in Beijing where we lease approximately 60,216 square feet of office space.

We and our subsidiaries also lease additional office space in various other locations in the United States, Canada, Europe, Asia and Australia. These locations include:

•	in the United States: Dallas, TX; Edison, NJ; Fairfield, NJ; Miami, FL; Mt. Laurel, NJ; Naperville, IL; Portland, OR;

•	in Canada: Toronto, Ontario;

•	in Europe: Vantaa, Finland; Unterfohring, Germany; Dublin, Republic of Ireland; Zeist, The Netherlands; Barcelona, Spain; Binfield, Berkshire, UK; Milton Keynes, UK; and Solna, Sweden;

•	in Asia: China (including Guangzhou, Chengdu, Shenzhen, Shanghai, Hangzhou, Henan, Nanjing, Shandong, Shanxi and Tianjin); Mumbai, India; Tokyo, Japan; and Seoul, Korea; and

•	in Australia: Milton, Brisbane.

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

Overview

Operating Segments and Discontinued Operations

We report results in four business segments, “Software,” “Global Services,” “CDC Games,” and “China.com.” Due to the decision made during 2008 to discontinue the MVAS and CGI businesses, all future filings will show the MVAS and CGI businesses as discontinued operations. Furthermore, in 2007 we sold the business of Ion Global. All 2007 and historical results related to this business have been presented as discontinued operations.

Products and Services

CDC Corporation is a global provider of enterprise software and the development and operation of online games. We offer the following products and services to customers around the world:

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

•

Global Services. Our global services offerings include information technology services, eBusiness consulting, web development and outsourcing in Australia, and the U.S., and a marketing database and marketing support service offered principally in Australia and New Zealand. Our global services companies provide program management, outsourcing services, application development and ongoing support services using a wide range of technologies.

•

CDC Games. Our Games business is principally derived from online game services in the China. We operate our Massively Multiplayer Online Role-Playing Games, or MMORPGs, under two models. The first model is the traditional subscription based pay-to-play, where users purchase pre-paid cards, or PP-Cards, to play for a fixed number of hours. The second model is free-to-play, under which players are able to access the games free of charge but may choose to purchase in-game merchandise or premium features to enhance their game playing experience, such purchases can only be made through the use of PP-Cards.

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

Acquisitions

During 2006, 2007 and 2008, we made the following strategically important business acquisitions, by business segment, the results of which have been consolidated from the respective dates of acquisition.

Software

Acquired company	Date
Respond Group Ltd. (“Respond”)	Feb-07
Saratoga Systems Inc. (“Saratoga”)	Apr-07
Catalyst International, Inc. (“Catalyst”)	Sep-07
Industri-Matematik International Corp. (“IMI”) *	Nov-07
Integrated Solutions Limited (“ISL”)	Mar-08

Global Services

Acquired company	Date
D B Professionals, Inc. (“DBPI”)	Jul-06
Vis.align, Inc. (“Vis.align”)	Dec-06
Dynamic Business Consultants Pty Limited (“DBC”)	Jul-08

Mobile Services and Applications

Acquired company	Date
TimeHeart Science Technology Limited (the “TimeHeart Group”)	Nov-06

CDC Games

Acquired company	Date
Equity Pacific Limited (the “17game Group”).	Mar-06
Guangzhou Optic Communications Co., Ltd (“Optic”)	Jul-07

*	Acquisition of the remaining 49% interest.

For a list of all acquisitions, see Item 4 – “Information on the Company.”

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

The material weaknesses identified at December 31, 2007 were related to the financial statement close and reporting process, income taxes and treasury management. These material weaknesses existed primarily due to a lack of sufficient personnel in these areas with the appropriate skills and experience to properly prepare journal entries and reconciliations, properly account for income taxes in accordance with generally accepted accounting principles and adequately assess and monitor the accounting, economics, performance and risks related to complex treasury transactions. The material weakness related to financial reporting was also due to a lack of policy, procedures, and controls including review and approval procedures to ensure that financial statements for external purposes are prepared in accordance with generally accepted accounting principles including periodic in-depth review of the proper application of generally accepted accounting principles to the specific facts and circumstances of each of our businesses.

Our executive, regional and financial management are committed to achieving and maintaining a strong control environment. In addition, management remains committed to the process of developing and implementing improved corporate governance and compliance initiatives. Our management team has been actively working on remediation efforts to address the material weaknesses, as well as other identified areas of risk. In 2008, we have taken the following steps to remediate our material weaknesses:

•

We implemented standard accounting policies related to estimates involving significant management judgments, as well as other financial reporting areas. The new policies are intended to focus on ensuring appropriate review and approval, define minimum documentation requirements, establish objective guidelines to minimize the degree of judgment in the determination of certain accruals, enforce consistent reporting practices, and enable effective account reconciliation, trend analyses, and exception reporting capabilities.

•	We hired a VP of Tax, as well as additional tax personnel, to help ensure that income taxes are prepared in accordance with generally accepted accounting principles.

•	We have appointed a VP of Treasury with knowledge to adequately assess and monitor the accounting, economics, performance and risks related to complex treasury transactions.

•

We have continued to the consolidate our entities into geographical centers to leverage our technical accounting resources and to reduce the complexity in our month end consolidation process by eliminating duplicative accounting processes and to leverage the use of a common general ledger and financial reporting system.

•	We have improved quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review.

•	We intend to continue to monitor our internal controls and if further improvements or enhancements are identified, take steps to implement such improvement or enhancements.

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

Revenue Recognition

CDC Software

We generate revenues from the sale of licenses to use our enterprise software applications, maintenance and professional services. Our typical sale consists of (a) an upfront, perpetual end-user license fee, (b) a software maintenance arrangement that includes technical support and access to product updates and (c) in some cases, a separate professional services engagement for software implementation, education, training and other services.

Software Licenses. Software license revenues are normally generated through licensing to end-users, value-added resellers (VARs), distributors, and through the sale of third-party products. Our revenues from software licenses generally fluctuate, and we expect them to continue to fluctuate on a quarterly basis primarily due to uncertain and inconsistent timing of large purchases of our software licenses as well as some seasonality due to annual customer budget cycles, which historically has resulted in higher license revenues in our second and fourth quarters.

Maintenance. Maintenance and software support includes the delivery of updates, upgrades and new releases of existing enterprise software applications licensed to customers. Our maintenance and support agreements typically cover a one-year period and are priced based on a percentage of the contract value of the arrangement (excluding services). Payments for maintenance and support are generally made in advance and are non-refundable. Maintenance revenues are earned ratably over the support period. We currently anticipate revenues from maintenance and support will continue to increase to the extent we are able to renew existing maintenance and support agreements, add additional customer contracts and have our existing customers license additional software from us.

Professional Services. Professional services-related revenues are derived from the provision of software implementation, customer education and training services. We price our professional services on an hourly rate, and our customer agreements are predominantly on a time and materials basis. Fees for professional services are charged separately from our fees for software licenses. Our quarterly revenues from professional services have fluctuated predominantly due to varying and unpredictable demand for our services from our customer base, and do not necessarily coincide with the purchases of software licenses by our customers in a particular quarter because not all of our customers use our professional services.

Royalties from Related Parties. Royalties from related parties consist of sales to franchise partners and are recorded on a net basis in the combined statements of operations.

Global Services

We recognize revenue from the design, development and integration of Internet web sites using contract accounting based on either client acceptance of completed milestones or using the cost-to-cost percentage-of-completion method. We use the cost-to-cost method based on hours incurred as a percentage of the total estimated hours to complete the project because our historical experience has demonstrated that it produces a reliable indication of the progress on each engagement. We regularly reevaluate estimates of total projected contract costs and revise them if appropriate. Any adjustments to revenue due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. Historically, we have not experienced material losses on fixed-price contracts. The majority of our contracts are short term in duration, and the use of the completed contract method would not result in a material difference in the timing of revenue recognition. Some projects include acceptance clauses requiring customers’ sign-off at the conclusion of the projects. Historically, we have not experienced projects where sign-off or acceptance has been withheld by a customer resulting in a material loss on a project. Recognition of revenue using contract accounting requires judgment with respect to the method used. The timing of our revenue recognition could differ if we were to use a different methodology for estimating progress to completion, such as an output method based on milestones for contracts where we currently use an input method such as hours incurred.

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

CDC Games

Except for mobile payment solutions, in which we are paid in arrears, substantially all of our revenue is collected through the sales of PP-Cards, which we sell in both virtual and physical form, to third-party distributors and retailers. This revenue is deferred and we do not commence recognizing revenue until such time as the card is used or has expired. We then subsequently recognize the deferred revenue as the playing time (in the case of time-based games) or points purchased by our users (in the case of free-to-play games) are used in playing our online games or the points expire. Our users must activate their PP-Cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. Additionally, our users must add the card value to their respective online game account within a one year period for Yulgang and a two year period for all of our other games. Under our current expiration policy, if a user’s personal game account is not used within a six-month period; we suspend the use of that account. For all of our games except Yulgang, users may not reactivate suspended accounts. For Yulgang, users may apply to re-activate suspended accounts within one month after suspension. Thereafter, the account expires and any unused balance in that account may no longer be used.

Our PP-Cards carry expiration dates. When a card expires without its points being registered, we recognize as revenue all of the deferred revenue at that time. We also recognize revenue when our users who had previously purchased playing time and points are no longer entitled to access the online games in accordance with our published expiration policy. Under our current expiration policy, if a user’s personal game account is not used and the user does not transfer additional value to the account in a six-month period, we suspend use of that account. Users may reactivate their suspended accounts by purchasing a new card and transferring its value to that account within one month after suspension. Thereafter, the account expires and any unused balance in that account may no longer be used and we recognize the remaining balance of deferred revenue at that time. We do not estimate the portion of points sold that will expire unused.

The sale of our PP-Cards to distributors and retailers include certain discounts from the face value of the cards. As we do not have control over and generally do not know the ultimate selling prices of these pre-paid game cards, we recognize revenue from these transactions net of the discounts provided to the distributors.

Distributors of our PP-Cards are entitled to a certain percentage of their purchase amount as a rebate if they meet a certain quota within a certain period of time. This rebate is not settled in cash but instead is applied toward subsequent purchases of our physical PP-Cards by our distributor.

We are subject to business tax on our revenue streams, which is deducted from gross revenue to arrive at net revenue.

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

Discontinued Operations

During 2008, we decided to wind down and abandon the operations of the MVAS and CGI businesses due to the difficult economic environment and low profitability associated with these two businesses. Historically, the operations of MVAS were included in China.com reporting segment and the operations of CGI were included in CDC Games reporting segment. All 2008 and historical results related to these two businesses have been classified as discontinued operations on the consolidated statements of operations. Furthermore, in 2007 the Company sold the business of Ion Global. All 2007 and historical results related to this business have been presented as discontinued operations.

Goodwill and Intangible Assets

Our long-lived assets include goodwill and other intangible assets. Goodwill represents the excess of cost over the fair value of net intangible assets of businesses acquired. Goodwill and indefinite lived intangible assets are not amortized. All other intangible assets are amortized over their estimated useful lives.

Goodwill is assigned to reporting units based on the reporting unit classification of the entity to which the goodwill is attributable. We have determined our reporting units based on an analysis of our operating segments: (a) the nature of products and services; (b) the nature of the production process; (c) the type and class of customers; (d) the method to distribute products or provide services; and (e) the nature of regulatory environment. In 2007 and 2008, we moved Vis.align and Catalyst SAP, respectively, from the Software segment to the Global Services segment. We reallocated goodwill among the reporting units based on the relative fair value of each reporting unit compared to the fair value of the reporting unit in which it was classified before the change. Goodwill and indefinite lived intangible assets are tested for impairment based on our six reporting units: Software, Global Services I, Global Services II, CDC Games, Portals and TTG. Global Services I reporting unit is comprised of all entities from the Global Services segment except for Incnet, a wholly owned subsidiary engaged in database advertising in Australia. Global Services II reporting unit is comprised of Incnet. Portals and TTG are included in the China.com reporting segment.

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

During 2007 and 2008, we performed the required impairment tests on goodwill and indefinite-lived intangibles based on our six reporting units. We test goodwill and indefinite-lived intangible assets for impairment, utilizing a combination of the expected discounted cash flows method of the income approach and the guideline company method of the market approach.

With the income approach, cash flows that are anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an estimated weighted average cost of capital of 15%, 16%, 11%, 21%, 23%, and 18% for Software, Global Services I, Global Services II, CDC Games, Portals and TTG, respectively, reflecting returns to both equity and debt investors. We believe that this is a relevant and beneficial method to use in determining fair value because it explicitly considers the future cash flow generating potential of the reporting unit.

In the guideline method of the market approach, the value of a reporting unit is estimated by comparing the subject to similar businesses or “guideline” companies whose securities are actively traded in public markets. The comparison is generally based on data regarding each of the companies’ stock prices and earnings, which is expressed as a fraction known as a “multiple”. The premise of this method is that if the guideline public companies are sufficiently similar to each other, then their multiples should be similar. The multiples for the guideline companies are analyzed, adjusted for differences as compared to the subject company, and then applied to the applicable business characteristics of the subject company to arrive at an indication of the fair value. We believe that the inclusion of a market approach analysis in the fair value calculation is beneficial as it provides an indication of value based on external, market-based measures.

In the application of the income approach, financial projections were developed for use in the discounted cash flow calculations. Significant assumptions included revenue growth rates, margin rates, SG&A costs, and working capital and capital expenditure requirements over a period of five years. Revenue growth rate and margin rate assumptions were developed using historical Company data, current backlog, specific customer commitments, status of outstanding customer proposals, and future economic and market conditions expected. Consideration was then given to the SG&A costs, working capital, and capital expenditures required to deliver the revenue and margin determined. The other significant assumption used with the income approach was the assumed rate at which to discount the cash flows. The rate was determined by utilizing the weighted average cost of capital method. The material assumptions used for the income approach were consistent in 2007 and 2008.

In the application of the market approach, we considered valuation multiples derived from comparable public companies that were identified as belonging to a group of industry peers for each reporting unit. The variability in respect to revenues multiple for comparable companies ranged from 0.2 to 7.9 for Software, from 0.1 to 0.5 for Global Services I, from 0.6 to 2.9 for Global Services II, from 1.5 to 6.8 for Games, from 4.1 to 10.6 for Portals and from 1.1 to 6.3 for TTG. The variability in respect to the EBITDA multiple ranged from 2.1 to 12.6 for Software, from 2.6 to 6.0 for Global Services I, from 3.6 to 9.2 for Global Services II, from 4.0 to 11.0 for Games, from 10.1 to 24.8 for Portals and from 4.8 to 11.5 for TTG. We selected the median for revenues and EBITDA multiples of the comparable companies adjusted for profitability and size and then applied such adjusted multiples to the reporting unit. Finally, we applied the market approach by calculating a simple average of fair values based on revenues and EBITDA multiples. The comparable companies selected for the market approach were similar to the reporting unit in terms of business description and markets served; therefore, the results of the income approach and market approach were equally weighted and compared to the carrying value of the reporting units. This test of fair value indicated that the carrying value of goodwill assigned to Global Services I, CDC Games and Portals reporting units exceeded their implied fair values as of December 31, 2008 and resulted in goodwill impairment charges of $25.0 million, $20.0 million and $5.2 million. Our methodologies for valuing goodwill as of December 31, 2008 have not changed when compared to the prior year.

A one percentage point change in the discount rate would have impacted the fair value of the Software reporting unit by approximately $11.0 million and an increase of the discount rate by more than four percentage points would have indicated a potential impairment in 2008. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $7.0 million and a decrease of the long term growth rate by more than seven percentage points would have indicated a potential impairment in 2008.

A one percentage point change in the discount rate would have impacted the fair value of the Global Services I reporting unit by approximately $1.5 million and a decrease of the discount rate by more than nine percentage points would have indicated no impairment in 2008. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $1.0 million and an increase of the long term growth rate by more than 10 percentage points would have indicated no impairment in 2008.

A one percentage point change in the discount rate would have impacted the fair value of the Global Services II reporting unit by approximately $0.05 million and an increase of the discount rate by an unreasonably high percentage point would have indicated a potential impairment in 2008. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $0.05 million. Due to the large amount of excess working capital at Global Services II reporting unit, a decrease of the long term growth rate by an unreasonably high percentage point would have indicated an impairment in 2008.

A one percentage point change in the discount rate would have impacted the fair value of the Games reporting unit by approximately $1.5 million and a decrease of the discount rate by more than nine percentage points would have indicated no impairment in 2008. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $1.0 million and an increase of the long term growth rate by more than 11 percentage points would have indicated no impairment in 2008.

A one percentage point change in the discount rate would have de minimis impact on the fair value of the Portals reporting unit and a decrease of the discount rate by more than 17.8 percentage points would have indicated no impairment in 2008. A one percentage point change in the long term growth rate would have a de minimis impact on the fair value of the reporting unit and an increase of the long term growth rate by an unreasonably high percentage point would have indicated no impairment in 2008.

A one percentage point change in the discount rate would have impacted the fair value of the TTG reporting unit by a de minimis amount and an increase of the discount rate by an unreasonably high percentage point points would have indicated a potential impairment in 2008. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately a de minimis amount and a decrease of the long term growth rate by an unreasonably high percentage point would have indicated a potential impairment in 2008.

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

We also annually review and adjust the carrying value of definite-lived intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that definite-lived intangible assets may not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of definite-lived intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including the amounts and timing of future cash flows. In 2008 we recorded an intangible asset impairment of $1.1 million at Global Services and $1.7 million at Games. As of December 31, 2008, $99.3 million of our identifiable intangible assets were subject to amortization.

Business Combinations

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

In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. At December 31, 2007 and 2008, we had deferred revenue balances of $68.0 million and $62.0 million, respectively. Deferred revenue from acquisitions totaled $16.7 million and $0.1 million at December 31, 2007 and 2008, respectively.

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

Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenue used to assess realizability of the capitalized amounts. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2006, 2007 and 2008, capitalized software development costs were $20.9 million, $28.9 million and $36.7 million, respectively, and related accumulated amortization totaled $4.5 million, $8.9 million and 18.2 million, respectively.

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

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, we evaluate evidence to determine whether the realizable value is less than the current market price for the securities. Such information may include the investment’s financial performance, the near term prospects of the investment, the current and expected future financial condition of the investment’s issuer and industry, and our investment intent. Management judgment is required in determining fair value of investments, and in determining whether impairment is other-than-temporary. The use of different estimates and assumptions could affect the determination of fair value for each investment, and could result in an impairment charge. For investments not actively traded, we review a variety of information including financial performance, comparisons to recently traded comparable securities, advice of investment professionals, and financial modeling to determine the fair market value as well as determine in the case of declines in value if the decline is an other than temporary decline in fair value.

All other equity investments for which we do not have the ability to exercise significant influence (generally, when we have an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from equity investees or investments, if any, are included in income when declared. We periodically evaluate the carrying value of our investments accounted for under the cost method of accounting and any other than temporary impairment is included in the consolidated statement of operations. We wrote off $2.4 million of cost investments in 2007.

Derivative Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as modified by SFAS No. 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), requires all contracts which meet the definition of a derivative to be recognized in our consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of operations or in the consolidated statement of shareholders’ equity as a component of accumulated other comprehensive income (loss), depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the consolidated statement of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the model based approach as there is no market available for these Notes. Material model assumptions were (1) market rate, (2) volatility, (3) scenario probabilities and (4) stock price. The market rate used to discount cash flows was based on market data. Volatility estimates were based on observable stock price history and implied volatility and it is impossible to predict whether the estimated volatility will continue to hold in the future. All scenario probabilities were based on the management judgment regarding the Company’s business fundamentals and cannot be directly observed or benchmarked. Stock price used in the valuation model was the fair market value price of Company’s share as of the valuation date (December 31, 2008) or $1.15 per share. These estimates are calculated with reference to the market rates using the industry standard valuation techniques.

Deferred Tax Valuation Allowance

We record a valuation allowance on our deferred tax assets in an amount that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. In reaching this determination, we consider the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies. As of December 31, 2007 and 2008 we have provided a valuation allowance of $62.7 million and $62.4 million against our net deferred tax assets. For our calendar year ended December 31, 2008, the valuation allowance decreased by $0.3 million, which is the result of the tax effects of our operations as well as our determination of the amount that will be realized. Due to the provisions of SFAS 141R, “Business Combinations” (“SFAS 141R”), beginning in 2009, any change to the valuation allowance related to acquired income tax benefits which are subsequently recognized will result in an income tax benefit. Conversely, if we determine that an additional valuation allowance is required relate to acquired income tax benefits it will result in additional income tax expense.

Stock-based Compensation

Equity-based compensation expense recognized under “Share Based Payment” (“SFAS 123(R)”) in the consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008 was $6.9 million, $8.4 million and $7.8 million, respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

Under SFAS 123(R), the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Parent’s option grants. These models also require subjective assumptions, including future share price volatility and expected lives of each option grant. The Company utilizes historical stock price volatility to predict future volatility and calculates the expected lives of each stock option grant based on the simple average of stock options vesting date and stock options expiration date.

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

Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. As of December 31, 2007 and 2008, we had $4.7 million and $6.3 million, respectively, accrued for legal fees and contingencies. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of such accruals may change in the future due to changes in approach or new developments in each case.

Impact of Certain Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, which provides a consistent definition of fair value that focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value. SFAS 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”, which removes leasing from the scope of SFAS No. 157. In February 2008, the FASB also issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157”, which permits companies to partially defer the effective date of SFAS 157 until periods beginning after November 15, 2008.

On January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities and for nonfinancial assets and liabilities that are remeasured at least annually. The Company has elected to defer adoption of SFAS 157 for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Accordingly, the Company has not applied the provisions of SFAS 157 in the fair value measurement of the nonfinancial assets and liabilities recorded in connection with our business acquisitions during the year. The provisions of SFAS 157 are applied prospectively. The adoption of SFAS 157 on January 1, 2008 resulted in additional disclosures as required by the pronouncement (See Note 7, Investments) but no change in our fair value calculation methodologies. Accordingly, the adoption did not have a material impact on our consolidated financial statements.

On October 10, 2008, the Company adopted FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS 157. This FSP clarifies the application of SFAS 157 and defines additional key criteria in determining the fair value of a financial asset when the market for that financial asset is not active.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits the Company to elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities that are not otherwise required to be measured at fair value on an instrument-by-instrument basis. If the Company elects the fair value option, the Company would be required to recognize subsequent changes in fair value in earnings. This standard also establishes presentation and disclosure requirements designed to improve comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. While SFAS 159 became effective for the Company in 2008, we did not elect the fair value measurement option for any of its existing assets and liabilities and accordingly SFAS 159 did not have any impact on the consolidated financial statements. The Company could elect this option for new or substantially modified assets and liabilities in the future.

In April 2007, the FASB issued FSP FIN No. 39-1, which amended FIN No. 39, “Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FSP FIN 39-1”). This FSP permits the netting of fair values of derivative assets and liabilities for financial reporting purposes, if such assets and liabilities are with the same counterparty and subject to a master netting arrangement. FSP FIN 39-1 also requires that when derivative assets and liabilities are presented net, the fair value of the right to reclaim collateral assets (receivable) or the obligation to return cash collateral (payable) is also offset against the net fair value of the corresponding derivative. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. The adoption of this FSP did not have a material impact on the consolidated financial statements as the Company does not have any derivative assets.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. The effective date for this statement is the first annual reporting period beginning on or after December 15, 2008. This standard will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this statement. In addition, any future changes to income taxes estimated at the time of acquisition will be applied to the current period’s net income (loss).

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 requires (1) that noncontrolling (minority) interests be reported as a component of stockholders’ equity, (2) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (3) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (4) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (5) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company will adopt this statement effective January 1, 2009 and is currently evaluating impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of SFAS 133” (“SFAS 161”). SFAS 161 is intended to enhance the required disclosures regarding derivatives and hedging activities by requiring entities to provide expanded disclosures about (1) the ways in which an entity uses derivatives, (2) the accounting for derivatives and hedging activities, and (3) the impact that derivatives have (or could have) on an entity’s financial position, financial performance, and cash flows. SFAS 161 requires expanded disclosures and does not change the accounting for derivatives. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 intends to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other U.S. GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principle” (“SFAS 162”). SFAS 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS 162 will become effective 60 days after the SEC approves the Public Company Oversight Board’s (PCAOB) amendments to AU Section 411 of the AICPA Professional Standards. SFAS 162 has no effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires issuers of convertible debt to separately account for the liability and equity components in order to reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. In addition, transaction costs incurred with third parties that directly relate to the issuance of convertible debt instruments shall be allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt and equity issuance costs, respectively. FSP 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and requires retrospective adjustments to the earliest periods presented. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to the provisions in this FSP. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application of this FSP is prohibited. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In June 2008, EITF Issue No. 08-3, “Accounting by Lessees for Maintenance Deposits under Lease Agreement” (“EITF 08-3”) was issued. This Issue applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. EITF 08-3 requires the lessee to account for these deposits as deposit assets. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees – An Amendment of SFAS 133 and FIN 45; and Clarification of the Effective Date of SFAS 161” (“FSP FAS 133-1 and FIN 45-4”) FSP FAS 133-1 and FIN 45-4 requires disclosures by sellers of credit derivatives and additional disclosures about the current status of the payment/performance risk of financial guarantees. FSP FAS 133-1 and FIN 45-4 are effective for financial reporting periods (annual or interim) ending after November 15, 2008. Accordingly, the Corporation adopted the provisions of FSP FAS 133-1 and FIN 45-4 as of December 31, 2008. The adoption of FAS 133-1 and FIN45-4 did not have a material impact on the consolidated financial statements.

In November 2008, EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) was issued. EITF 08-6 summarizes issues to consider when applying the equity method to account for business combinations and consolidated subsidiaries, which are affected by recently issued SFAS 141R and SFAS 160 (discussed above). This Issue is effective for fiscal years beginning on or after December 15, 2008. This Issue will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this Issue.

In November 2008, EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”) was issued. This Issue applies to all acquired intangible assets in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset), unless the intangible asset must be expensed in accordance with other literature. EITF 08-7 requires a defensive intangible asset to be accounted for as a separate unit of accounting and not included as part of the cost of the acquirer’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. Additionally, the defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This Issue is effective for fiscal years beginning on or after December 15, 2008. This Issue will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this Issue.

In November 2008, EITF Issue No. 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF 08-8”) was issued. EITF 08-8 applies to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. This Issue clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock. This Issue is effective for fiscal years beginning on or after December 15, 2008. Earlier application is prohibited. The Company is currently evaluating the impact implementation will have on the consolidated financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employer’s Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). This FSP amends FASB SFAS 132 (Revised 2003) Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to SFAS 132R that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In December 2008, FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46(R)-8”). This disclosure-only FSP improves the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities, including qualifying special-purpose entities. This FSP is effective for the first reporting period (interim and annual) ending after December 15, 2008. The adoption of this FSP did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company does not expect the adoption of this FSP to have a material impact on the consolidated financial statements.

Results of Operations

The following table summarizes our historical results of operations in U.S. dollars and as percentages of total revenue for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006		2007		2008
	(in thousands, except percentage data)
Revenue:
Software Group	$174,337	64%	$239,897	62%	$240,787	59%
Global Services Group	60,186	22%	103,230	27%	109,700	27%
Games	26,780	10%	33,575	9%	44,901	11%
China.com	10,064	4%	11,409	3%	13,682	3%

Total revenue	271,367	100%	388,111	100%	409,070	100%

Cost of revenue:
Software Group	(73,789)	27%	(100,506)	26%	(110,830)	27%
Global Services Group	(42,326)	16%	(79,008)	20%	(84,012)	21%
Games	(10,631)	4%	(19,698)	5%	(26,453)	6%
China.com	(4,095)	2%	(4,283)	1%	(6,531)	2%

Total cost of revenue	(130,841)	48%	(203,495)	52%	(227,826)	56%

Gross margin	140,526	52%	184,616	48%	181,244	44%

Operating expenses:
Sales and marketing expenses	(48,300)	18%	(73,426)	19%	(73,830)	18%
Research and development expenses	(19,842)	7%	(22,743)	6%	(25,909)	6%
General and administrative expenses	(58,321)	21%	(84,883)	22%	(87,212)	21%
Amortization expenses	(7,236)	3%	(10,918)	3%	(11,663)	3%
Restructuring and other charges	(4,750)	2%	(4,226)	1%	(7,255)	2%
Goodwill impairment	—	0%	—	0%	(50,201)	12%

Total operating expenses	(138,449)	51%	(196,196)	51%	(256,070)	63%

Operating income (loss)	2,077	1%	(11,580)	3%	(74,826)	18%

Other income (expense), net	12,356	5%	(14,495)	4%	(37,277)	9%

Income (loss) before taxes	14,433	5%	(26,075)	7%	(112,103)	27%

Income tax expense	(2,373)	1%	(9,843)	3%	(1,168)	0%

Income (loss) before minority interests	12,060	4%	(35,918)	9%	(113,271)	28%

Minority interests in income of consolidated subsidiaries	(2,442)	1%	(2,147)	1%	1,364	0%

Income (loss) from continuing operations	9,618	4%	(38,065)	10%	(111,907)	27%

Discontinued operations:
Loss from operations of discontinued subsidiaries, net of related tax benefit	1,222	0%	(66,968)	17%	(2,295)	1%

Net income (loss)	$10,840	4%	$(105,033)	27%	$(114,202)	28%

Results of Operations of Our Operating Segments for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007:

	Year ended December 31, 2008
	Software Group	Global Services Group	Games	China.com	Corporate	Total
	(in thousands)
License	$44,249	$4,431	$—	$—	$—	$48,680
Maintenance	103,421	—	—	—	—	103,421
Professional services	87,971	—	—	—	—	87,971
Consulting services	—	100,302	—	—	—	100,302
Hardware	3,870	4,967	—	—	—	8,837
Royalties from related parties	1,276	—	—	—	—	1,276
CDC Games	—	—	44,901	—	—	44,901
China.com	—	—	—	13,682	—	13,682

Total revenue	240,787	109,700	44,901	13,682	—	409,070

License	(19,946)	(2,868)	—	—	—	(22,814)
Maintenance	(15,937)	—	—	—	—	(15,937)
Professional services	(71,949)	—	—	—	—	(71,949)
Consulting services	—	(76,998)	—	—	—	(76,998)
Hardware	(2,998)	(4,146)	—	—	—	(7,144)
CDC Games	—	—	(26,453)	—	—	(26,453)
China.com	—	—	—	(6,531)	—	(6,531)

Total cost of revenue	(110,830)	(84,012)	(26,453)	(6,531)	—	(227,826)

Gross margin	129,957	25,688	18,448	7,151	—	181,244

Sales and marketing expenses	(54,177)	(8,703)	(8,327)	(2,623)	—	(73,830)
Research and development expenses	(25,909)	—	—	—	—	(25,909)
General and administrative expenses	(35,016)	(21,944)	(9,017)	(7,200)	(14,035)	(87,212)
Amortization expenses	(6,843)	(3,292)	(589)	—	(939)	(11,663)
Restructuring and other charges	(5,011)	(1,324)	(1,059)	139	—	(7,255)
Goodwill impairment	—	(25,044)	(19,922)	(5,235)	—	(50,201)

Total operating expenses	(126,956)	(60,307)	(38,914)	(14,919)	(14,974)	(256,070)

Operating income (loss)	$3,001	$(34,619)	$(20,466)	$(7,768)	$(14,974)	$(74,826)

Other expense, net						(37,277)

Loss before income taxes						(112,103)
Income tax expense						(1,168)

Loss before minority interests						(113,271)
Minority interests in losses of consolidated subsidiaries						1,364

Net loss from continuing operations						$(111,907)

	Year ended December 31, 2007
	Software Group	Global Services Group	Games	China.com	Corporate	Total
	(in thousands)
License	$61,659	$3,236	$—	$—	$—	$64,895
Maintenance	86,442	—	—	—	—	86,442
Professional services	86,924	—	—	—	—	86,924
Consulting services	—	97,748	—	—	—	97,748
Hardware	4,342	2,246	—	—	—	6,588
Royalties from related parties	530	—	—	—	—	530
CDC Games	—	—	33,575	—	—	33,575
China.com	—	—	—	11,409	—	11,409

Total revenue	239,897	103,230	33,575	11,409	—	388,111

License	(18,937)	(2,738)	—	—	—	(21,675)
Maintenance	(11,623)	—	—	—	—	(11,623)
Professional services	(66,997)	—	—	—	—	(66,997)
Consulting services	—	(73,939)	—	—	—	(73,939)
Hardware	(2,949)	(2,331)	—	—	—	(5,280)
CDC Games	—	—	(19,698)	—	—	(19,698)
China.com	—	—	—	(4,283)	—	(4,283)

Total cost of revenue	(100,506)	(79,008)	(19,698)	(4,283)	—	(203,495)

Gross margin	139,391	24,222	13,877	7,126	—	184,616

Sales and marketing expenses	(60,529)	(4,028)	(6,376)	(2,244)	(249)	(73,426)
Research and development expenses	(22,579)	(164)	—	—	—	(22,743)
General and administrative expenses	(33,099)	(17,542)	(6,744)	(10,488)	(17,010)	(84,883)
Amortization expenses	(5,820)	(3,267)	(882)	20	(969)	(10,918)
Restructuring and other charges	(1,910)	307	(68)	(1)	(2,554)	(4,226)
Goodwill impairment	—	—	—	—	—	—

Total operating expenses	(123,937)	(24,694)	(14,070)	(12,713)	(20,782)	(196,196)

Operating income (loss)	$15,454	$(472)	$(193)	$(5,587)	$(20,782)	$(11,580)

Other income, net						(14,495)

Income before income taxes						(26,075)
Income tax expense						(9,843)

Income before minority interests						(35,918)
Minority interests in income of consolidated subsidiaries						(2,147)

Net loss from continuing operations						$(38,065)

Revenue

Software Group

	Year ended December 31,		Change
	2007	2008	Amount	%
	(in thousands)
License	$61,659	$44,249	$(17,410)	-28%
Maintenance	86,442	103,421	16,979	20%
Professional services	86,924	87,971	1,047	1%
Hardware	4,342	3,870	(472)	-11%
Royalties from related parties	530	1,276	746	141%

Total Software revenue	$239,897	$240,787	$890	0%

•

Total revenue was essentially unchanged from 2007 to 2008, increasing by $0.9 million, from $239.9 million in 2007 to $240.8 million in 2008. Our mix of total revenues changed significantly, with license revenues decreasing from $61.7 million in 2007 to $44.2 million in 2008, maintenance revenues rising from $86.4 million in 2007 to $103.4 million in 2008, and professional services revenues increasing slightly from $86.9 million in 2007 to $88.0 million in 2008.

•

License revenue decreased by 28%, or $17.4 million, from $61.7 million in 2007 to $44.2 million in 2008. We believe this decrease primarily resulted from the weakening global economy, which caused customers to reduce expenditures on software applications and delay their planned purchases. This trend accelerated in the latter half of 2008.

•

Maintenance revenue increased by 20%, or $17.0 million, from $86.4 million in 2007 to $103.4 million in 2008. This increase was due in part to $6.5 million related to the full year impact of the Catalyst acquisition. Catalyst, a provider of enterprise supply chain software and hardware solutions, was acquired in September 2007. Our maintenance retention rate was 92% and the application of our contractual consumer price increase clause contributed $2.4 million to the increase. This more than offset the smaller amount of new maintenance revenue from new license sales of $9.1 million associated with the decrease in license sales in 2008. The increase in our maintenance revenues was also due in part to $5.5 million from increased sales to our existing customer base and $0.6 million from our success in winning back former customers through a “win-back” program that was put in place in the second half of 2008. These increases were partially offset by $6.9 million decrease due to lost customers.

•

Professional services revenue increased slightly, from $86.9 million in 2007 to $88.0 million in 2008, primarily due to our concentrated effort in targeting our installed-base customers with additional professional services. Demand for software implementation grew as our customers had more upgrades in 2008 as well as additional applications to install. As capital budgets tightened for our customers on new license sales, the need to do more with their existing systems became apparent through the relatively stable demand for our professional services.

•

Hardware revenue decreased slightly from 2007 to 2008 due to lower hardware sales of $1.3 million, partly offset by the acquisition of Catalyst in the third quarter of 2008 which increased sales by $1.2 million.

Global Services Group

	Year ended December 31,		Change
	2007	2008	Amount	%
		(in thousands)
License	$3,236	$4,431	$1,195	37%
Consulting services	97,748	100,302	2,554	3%
Hardware	2,246	4,967	2,721	121%

Total Global Services revenue	$103,230	$109,700	$6,470	6%

•

License revenue increased by $1.2 million, from $3.2 million in 2007 to $4.4 million in 2008, primarily due to 3rd party license sales associated with our Catalyst SAP business. The Catalyst SAP business was part of the Catalyst acquisition that was completed in 2007.

•

Consulting services revenue increased by $2.6 million, from $97.8 million in 2007 to $100.3 million in 2008. This increase was due in part to the $6M impact from the full year revenue associated with the 2007 Catalyst acquisition. We believe the offset against this increase primarily resulted from the weakening global economy, which caused customers to reduce expenditures on software applications and delay their planned purchases.

•

Hardware revenue more than doubled in 2008 increasing from $2.2 million in 2007 to $5.0 million in 2008. This increase was associated with our service offerings in Australia and our increasing ability to become a single source for consulting services and associated hardware.

CDC Games Group

	Year ended December 31,		Change
	2007	2008	Amount	%
		(in thousands)
CDC Games revenue	$33,575	$44,901	$11,326	34%

•

CDC Games revenue increased $7.4 million due to the full year impact of the 2007 acquisition of Optics and $7.8 million due to the improved performance of the Special Force game. This increase was partially offset by $3.9 million decrease in Yulgang’s revenue due our dispute with Mgame, the developer of Yulgang. This dispute was resolved in the first quarter of 2008, but still negatively impacted the performance of the game during 2008. In the second quarter of 2009, the Company introduced Yulgang version 3.0 which resulted in increased revenue during the second quarter of 2009.

China.com Group

	Year ended December 31,		Change
	2007	2008	Amount	%
		(in thousands)
China.com revenue	$11,409	$13,682	$2,273	20%

•

China.com revenue increased primarily due to growth in online advertising sales from its portal business. This advertising sales growth was due to enhanced brand equity, strategic partnerships with an increasing number of industry leaders, and encouraging sales growth over the automobile and gaming channels.

Gross Margin

Software Group

	Year ended December 31,
	2007		2008		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
License	$42,722	69%	$24,303	55%	$(18,419)	-43%
Maintenance	74,819	87%	87,484	85%	12,665	17%
Professional services	19,927	23%	16,022	18%	(3,905)	-20%
Hardware	1,393	32%	872	23%	(521)	-37%
Royalties from related parties	530	100%	1,276	100%	746	141%

Software gross margin	$139,391	58%	$129,957	54%	$(9,434)	-7%

•

Gross margin as a percentage of revenue (“gross margin percentage”) decreased mostly due to the decrease in our gross profit from license sales, which decreased by $18.4 million, or 43%, for 2008 as compared to 2007. License sales decreased as a result of the weakening global economy, which caused customers to reduce expenditures on software applications and delay their planned purchases. On a percentage basis, 2007 gross profit was 58% compared to gross profit of 54% for 2008.

Global Services Group

	Year ended December 31,
	2007		2008		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
License	$498	15%	$1,563	35%	$1,065	214%
Consulting services	23,809	24%	23,304	23%	(505)	-2%
Hardware	(85)	-4%	821	17%	906	-1066%

Global Services gross margin	$24,222	23%	$25,688	23%	$1,466	6%

•

The Consulting services gross margin percentage was relatively flat from 2007 (24%) to 2008 (23%). This was partially offset by an increase in license and hardware gross margins in 2008, resulting in a flat Gross Margin of 23% in both 2007 and 2008.

CDC Games Group

	Year ended December 31,
	2007		2008		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
CDC Games gross margin	$13,877	41%	$18,448	41%	$4,571	33%

•	CDC Games gross margin percentage remained flat from 2007 to 2008, however the increase in Games revenue lead to an increase in the gross margin dollars of $4.6 million.

China.com Group

	Year ended December 31,
	2007		2008		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
China.com gross margin	$7,126	62%	$7,151	52%	$25	0%

•	China.com gross margin percentage decreased due to lower revenues from our portal services, which have higher gross margins than our other mobile services.

Operating Income

Software Group

•	Operating income for the Software Group for the year ended December 31, 2008, was $3.0 million or 1% of revenue compared to $15.5 million or 6% of revenue for the year ended December 31, 2007.

•	The gross margin decline of $9.4 million was the largest contributor and is mostly due to the decline in license revenue.

•

We also experienced a $7.1 million swing in operating margin from the impact of our exchange (gain) loss on deferred tax assets. We recorded a $3.8 million gain in 2007 while incurring a $3.3 million loss in 2008.

•	Our sales and marketing expense declined in 2008 compared to 2007 as we continue to keep expenses in line with the license revenue.

•	Research and Development expenses increased in 2008 as we continued to invest in upgrades to our product suite, with a launch of two major releases in our Pivotal and Ross products.

Global Services Group

•

Operating loss for the Global Services Group for the year ended December 31, 2008, was $34.6 million or 32% of revenue compared to $0.5 million operating loss or 0% of revenue for the year ended December 31, 2007.

•	This operating loss in 2008 was largely due to a goodwill impairment of $25.0 million and $1.1 million intangible asset impairment of customer base and trade names.

CDC Games Group

•

Operating loss for the CDC Games Group for the year ended December 31, 2008, was $20.5 million or 46% of revenue compared to operating loss of $0.2 million or 1% of revenue for the year ended December 31, 2007.

•	The substantial loss mainly resulted from the Group’s goodwill impairment charge of $20.0 million and intangible asset impairment charge of $1.7 million related to various games licenses.

China.com Group

•

Operating loss for the China.com Group for the year ended December 31, 2008, was $7.8 million or 57% of revenue compared to an operating loss of $5.6 million or 49% of revenue for the year ended December 31, 2007.

•	The operating loss was primarily attributed to a goodwill impairment charge of $5.2 million.

•	Sales and Marketing as well as General and Administrative costs decreased from 2007 to 2008 despite the increase in revenue.

Corporate

•

Operating expenses in 2008 decreased $5.8 million, from $20.8 million in 2007 to $15.0 million in 2008. The decrease is primarily due to lower professional fees of approximately $2.7 million in 2008 and 2007 expenses included a $2.6 million restructuring charge related to cost investments and other assets.

Other Income (Expense), Net Components

	Years ended December 31,
	2007	2008
	(in thousands)
Interest income	$12,860	$7,960
Interest expense	(8,937)	(8,981)
Gain on disposal of available-for-sale securities	514	127
Gain on disposal of subsidiaries and cost investments	561	580
Impairment of available-for-sale securities	(13,497)	(8,501)
Gain (loss) on change in fair value of derivatives	(5,996)	(30,283)
Gain (loss) on purchase of convertible notes	—	1,081
Share of earnings (losses) in equity investees	—	740

Total other income (expense), net	$(14,495)	$(37,277)

•

Interest income decreased by $4.9 million due to lower return on investment in collateralized debt obligations (“CDOs”) and having a lower average balance on interest bearing assets such as treasury bonds and cash. The interest income from CDOs decreased by 52% from $5.0 million in 2007 to $2.4 million in 2008 due to deterioration of the underlying portfolio. The return on investment in treasury bonds decreased by 63% from $2.7 million in 2007 to $1.0 million in 2008 due to the maturity of the investments. The remaining decrease was due to having lower interest-bearing cash balances.

•	Interest expense decreased slightly due to reduction of borrowings used to finance the purchase of CDOs.

•

Impairment of available-for-sale securities of $8.5 million for the year ended December 31, 2008 represents other-than-temporary impairment losses recorded on our CDO investments and other available-for-sale securities. We based the fair value of these investments on binding quotes received from third parties. These valuations represent our best estimate of fair value for these investments at December 31, 2007 and 2008, and may or may not represent the ultimate value of these investments.

•

The loss on change in fair value of derivatives for the year ended December 31, 2007 and 2008 is related to the compound embedded derivative within the convertible notes issued in November 2006 (Note 11).

Income Taxes

•

We recorded income tax expense from continuing operations of $1.2 million in 2008 compared to $9.8 million in 2007. Our total income tax provision is determined entity by entity in each taxing jurisdiction in which it operates. We recorded tax expense in 2008 even though we recorded a significant loss from continuing operations. This is a result of having impairment losses that are not deductible for the purposes of income taxes. In addition, we generated taxable income in jurisdictions that have a high statutory tax rate. Lastly, we decreased our valuation allowance by $0.3 million in 2008 because we have concluded that the recoverability of certain of our deferred tax assets is more likely than not. As of December 31, 2008, we had a valuation allowance of approximately $62.4 million relating primarily to net operating losses.

Minority Interest in Income of Consolidated Subsidiaries

•

Minority interest income was $1.3 million for the year ended December 31, 2008 and related to the minority interest portion of the combined loss of our majority-owned subsidiaries China.com, Integrated Solutions Limited (“ISL”), Software Galleria, Inc. (“SGI”) and Vectra. Minority interest expense of $2.1 million for the year ended December 31, 2007, related to China.com, Vectra, and SGI. It also included ten months of activity related to Industri-Matematik International Corp. (“IMI”), which represents the time period prior to our acquisition of the remaining 49% of IMI.

Results of Operations of Our Operating Segments for the Year Ended December 31, 2007, as Compared to the Year Ended December 31, 2006:

	Year ended December 31, 2007
	Software Group	Global Services Group	Games	China.com	Corporate	Total
	(in thousands)
License	$61,659	$3,236	$—	$—	$—	$64,895
Maintenance	86,442	—	—	—	—	86,442
Professional services	86,924	—	—	—	—	86,924
Consulting services	—	97,748	—	—	—	97,748
Hardware	4,342	2,246	—	—	—	6,588
Royalties from related parties	530	—	—	—	—	530
CDC Games	—	—	33,575	—	—	33,575
China.com	—	—	—	11,409	—	11,409

Total revenue	239,897	103,230	33,575	11,409	—	388,111

License	(18,937)	(2,738)	—	—	—	(21,675)
Maintenance	(11,623)	—	—	—	—	(11,623)
Professional services	(66,997)	—	—	—	—	(66,997)
Consulting services	—	(73,939)	—	—	—	(73,939)
Hardware	(2,949)	(2,331)	—	—	—	(5,280)
CDC Games	—	—	(19,698)	—	—	(19,698)
China.com	—	—	—	(4,283)	—	(4,283)

Total cost of revenue	(100,506)	(79,008)	(19,698)	(4,283)	—	(203,495)

Gross margin	139,391	24,222	13,877	7,126	—	184,616

Sales and marketing expenses	(60,529)	(4,028)	(6,376)	(2,244)	(249)	(73,426)
Research and development expenses	(22,579)	(164)	—	—	—	(22,743)
General and administrative expenses	(33,099)	(17,542)	(6,744)	(10,488)	(17,010)	(84,883)
Amortization expenses	(5,820)	(3,267)	(882)	20	(969)	(10,918)
Restructuring and other charges	(1,910)	307	(68)	(1)	(2,554)	(4,226)
Goodwill impairment	—	—	—	—	—	—

Total operating expenses	(123,937)	24,694	(14,070)	(12,713)	(20,782)	(196,196)

Operating income (loss)	$15,454	$(472)	$(193)	$(5,587)	$(20,782)	$(11,580)

Other income, net						(14,495)

Income before income taxes						(26,075)
Income tax expense						(9,843)

Income before minority interests						(35,918)
Minority interests in income of consolidated subsidiaries						(2,147)

Net loss from continuing operations						$(38,065)

	Year ended December 31, 2006
	Software Group	Global Services Group	Games	China.com	Corporate	Total
	(in thousands)
License	$46,260	$—	$—	$—	$—	$46,260
Maintenance	63,252	—	—	—	—	63,252
Professional services	64,825	—	—	—	—	64,825
Consulting services	—	60,186	—	—	—	60,186
CDC Games	—	—	26,780	—	—	26,780
China.com	—	—	—	10,064	—	10,064

Total revenue	174,337	60,186	26,780	10,064	—	271,367

License	(13,417)	—	—	—	—	(13,417)
Maintenance	(9,161)	—	—	—	—	(9,161)
Professional services	(51,211)	—	—	—	—	(51,211)
Consulting services	—	(42,326)	—	—	—	(42,326)
CDC Games	—	—	(10,631)	—	—	(10,631)
China.com	—	—	—	(4,095)	—	(4,095)

Total cost of revenue	(73,789)	(42,326)	(10,631)	(4,095)	—	(130,841)

Gross margin	100,548	17,860	16,149	5,969	—	140,526

Sales and marketing expenses	(42,565)	(1,110)	(2,567)	(2,058)	—	(48,300)
Research and development expenses	(19,842)	—	—	—	—	(19,842)
General and administrative expenses	(22,927)	(12,696)	(3,369)	(11,294)	(8,035)	(58,321)
Amortization expenses	(4,392)	(1,050)	(673)	(178)	(943)	(7,236)
Restructuring and other charges	(4,426)	(324)	—	—	—	(4,750)
Goodwill impairment	—	—	—	—	—	—

Total operating expenses	(94,152)	(15,180)	(6,609)	(13,530)	(8,978)	(138,449)

Operating income (loss)	$6,396	$2,680	$9,540	$(7,561)	$(8,978)	2,077

Other income, net						12,356

Income before income taxes						14,433
Income tax expense						(2,373)

Loss before minority interests						12,060
Minority interests in income of consolidated subsidiaries						(2,442)

Net income from continuing operations						$9,618

Revenue

Software Group

	Year ended December 31,		Change
	2006	2007	Amount	%
	(in thousands)
License	$46,260	$61,659	$15,399	33%
Maintenance	63,252	86,442	23,190	37%
Professional services	64,825	86,924	22,099	34%
Hardware	—	4,342	4,342	—
Royalties from related parties	—	530	530	—

Total Software revenue	$174,337	$239,897	$65,560	38%

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

•

Maintenance revenue increased primarily due to the acquisitions of Respond, Catalyst and Saratoga, which collectively contributed $15.4 million of the aggregate increase in revenue. The remaining $7.9 million increase was due to higher license sales and stronger customer retention, which accounted for $5.0 million and $2.9 million from MVI, c360 and Praxa, which were acquired in 2006, now providing a full year of revenues.

•

Professional services revenue increased due to installation and professional services associated with a larger customer base, which contributed $15.7 million in additional revenue, and acquisitions in our Software Group, which contributed $6.3 million.

•	During 2007, we began selling hardware, primarily through the Catalyst acquisition, which generated revenue for the year ended December 31, 2007.

Global Services Group

	Year ended December 31,		Change
	2006	2007	Amount	%
	(in thousands)
Licenses	$—	$3,236	$3,236	—
Consulting services	60,186	$97,748	37,562	62%
Hardware	—	2,246	2,246	—

Total Global Services revenue	$60,186	$103,230	$43,044	72%

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

•	During 2007, we began selling hardware, which generated revenue for the year ended December 31, 2007.

CDC Games Group

	Year ended December 31,		Change
	2006	2007	Amount	%
	(in thousands)
CDC Games revenue	$26,780	$33,575	$6,795	25%

•

CDC Games revenue increased primarily due to the acquisition of Optic, which contributed approximately $6.0 million of the aggregate increase in revenue. The remaining increase was the result of growth in services provided to new and existing customers. Additionally, an ongoing dispute with Mgame caused reduced player activity in the second half of 2007, having a negative impact on our revenue. We resolved the issue with Mgame in the first quarter of 2008.

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

Gross Margin

Software Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
License	$32,843	71%	$42,722	69%	$9,879	30%
Maintenance	54,091	86%	74,819	87%	20,728	38%
Professional services	13,614	21%	19,927	23%	6,313	46%
Hardware	—	—	1,393	32%	1,393	—
Royalties from related parties	—	—	530	100%	530	—

Software gross margin	$100,548	58%	$139,391	58%	$38,843	39%

•	Overall, gross margin percentage for the Software Group was relatively consistent year over year.

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

•	During 2007, we began selling hardware, primarily through the Catalyst acquisition, which generated gross margin for the year ended December 31, 2007.

Global Services Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
Licenses	$—	N/A	$498	15%	$498	—
Consulting services	17,860	30%	23,890	24%	5,949	33%
Hardware	—	N/A	$(85)	-4%	$(85)	—

Global Services gross margin	$17,860	30%	$24,222	23%	$6,362	36%

•

The decrease in consulting services gross margin percentage was primarily due to the change in our Global Services business mix due to 2007 acquisitions and divestitures. We acquired Catalyst, which has a low consulting services margin (expected to improve over time). Further, additional weakness in the margin was due to the loss of a large customer for our Australia services group. This customer reduction weakened our gross margin due to lower service utilization.

•	During 2007, we began selling hardware, which generated gross margin for the year ended December 31, 2007.

CDC Games Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
CDC Games gross margin	$16,149	60%	$13,877	41%	$(2,272)	-14%

•

CDC Games gross margin decreased primarily due to the acquisition of Optic, which has lower gross margins than our other gaming services. This is due to the license fee amortization expenses resulting from the Optic acquisition. In addition, many of the games acquired in the Optic acquisition are in the start-up phase, which have lower revenue in the early stages of the game life cycle.

China.com Group

	Year ended December 31,
	2006		2007		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands)
China.com gross margin	$5,969	59%	$7,126	62%	$1,157	19%

•	China.com gross margin percentage increased due to higher revenues from our portal services, which have higher gross margins than our other mobile services.

Operating Income

Software Group

•

Operating income for the Software Group for the year ended December 31, 2007, was $15.5 million or 6% of revenue, as compared to $6.4 million or 4% of revenue for the year ended December 31, 2006. This increase was directly related to the growth of revenue and corresponding increase in gross profit. Regarding the increase in operating income as a percentage of revenue, this improvement resulted from the continued realization of efficiencies in research and development (“R&D”) expenses and from decreased restructuring charges.

•	The R&D efficiencies primarily resulted from the continuation of the integration of R&D activities at Ross and Pivotal, which was initiated in 2006.

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

Global Services Group

•

Operating loss for the Global Services Group for the year ended December 31, 2007, was $0.4 million or 0% of revenue, as compared to $2.7 million or 4% of revenue for the year ended December 31, 2006. Operating expenses as a percentage of revenue were consistent year over year.

CDC Games Group

•

Operating loss for the CDC Games Group for the year ended December 31, 2007, was $0.2 million or 1% of revenue, as compared to operating income of $9.5 million or 36% of revenue for the year ended December 31, 2006. This operating loss was primarily attributable to restructuring charges, a decrease in gross profit, which is discussed above, and to higher general and administrative expenses resulting from increased personnel and systems to handle larger and more complex operations from the acquisition of Optic.

•

Regarding restructuring and other charges, our business model in the CDC Games segment is to make investments in a diverse set of online computer game licenses. During 2006 and 2007, we entered into many license arrangements with numerous game developers for the right to produce the online computer games in specific countries and/or geographical regions. Not all of these games are successfully launched due to various factors: 1) development problems, 2) poor beta test results,

3) other games have better potential to become successful and 4) limited capital resources. During 2007, we performed an assessment of the recoverability of the license fee assets and determined that we would not generate future cash flows from several licenses and, therefore, we impaired $4.2 million of these license fees. In addition, we made some cost investments in online computer game development companies. During 2007 and early 2008, these game developers lost their access to the credit markets, thus raising questions as to their ability to continue as a going concern. Therefore, we recorded a charge of $4.3 million to write off our investment in these companies.

China.com Group

•

Operating loss for the China.com Group for the year ended December 31, 2007, was $5.6 million or 49% of revenue, as compared to an operating loss of $7.6 million or 75% of revenue for the year ended December 31, 2006. This decrease in operating loss as a percentage of revenue was primarily attributable to a higher gross margin, which is discussed above, and to lower general and administrative expenses relative to revenue, resulting from workforce reductions and operating efficiencies realized in 2007.

Corporate

•

Regarding restructuring and other charges, we have made cost investments in several companies during our history. In 2007, one of these companies filed bankruptcy, and we were not able to recover our $2.4 million investment. We also wrote off other assets of $0.1 million.

Other Income (Expense), Net Components

	Years ended December 31,
	2006	2007
	(in thousands)
Interest income	$10,328	$12,860
Interest expense	(2,909)	(8,937)
Gain on disposal of available-for-sale securities	344	514
Gain on disposal of subsidiaries and cost investments	3,087	561
Impairment of available-for-sale securities	—	(13,497)
Gain (loss) on change in fair value of derivatives	531	(5,996)
Gain (Loss) on purchase of convertible notes	—	—
Share of earnings (losses) in equity investees	975	—

Total other income (expense), net	$12,356	$(14,495)

•	Interest income increased due to higher interest-bearing cash balances throughout 2007 compared to 2006. $168 million of cash at December 31, 2006 came from convertible note proceeds in November 2006.

•	Interest expense increased due to the full year impact of the convertible notes.

•

Impairment of available-for-sale securities for the year ended December 31, 2007, represented other-than-temporary impairment losses recorded on our CDO investments. We evaluated the length of time and extent to which the fair market value of these securities had been less than their cost, as well as the financial condition and performance of the issuer and the our intention and ability to hold these securities to recovery or maturity. Management based the fair value on binding quotes received from third parties for these investments. These valuations represent our best estimate of fair value of these investments at December 31, 2007, and may or may not represent the ultimate value of these investments.

•

The loss on change in fair value of derivatives for the year ended December 31, 2007, is related to the compound embedded derivative within the convertible notes issued in November 2006 (Note 11). We expect the value of this derivative to continue to be an expense over the next year. This is due to the November 2009 put option date in the notes.

Income Taxes

•

We recorded income tax expense of $10.9 million in 2007 as compared to tax expense of $2.5 million in 2006. Our total income tax provision is determined entity by entity in each taxing jurisdiction in which it operates. We recorded tax expense in 2007 even though we had recorded a significant loss from continuing operations. This is a result of having certain of the significant impairment losses including the MVAS impairment charge are not deductible for taxes. In addition, we generated taxable income in jurisdictions that have a high statutory tax rate. Lastly, we increased our valuation allowance by $3.7 million in 2007 because management concluded that they did not believe that the recoverability of certain of our deferred tax assets is more likely than not. As of December 31, 2007, we had a valuation allowance of approximately $62.7 million relating primarily to net operating losses.

Minority Interest in Income of Consolidated Subsidiaries

•

Minority interest expense was $2.1 million for the year ended December 31, 2007, and related to the minority interest portion of the combined losses of our majority-owned subsidiaries China.com, Software Galleria, Inc. (“SGI”) and Vectra. It also included ten months of activity related to Industri-Matematik International Corp. (“IMI”), which represents the time period prior to our acquisition of the remaining 49% of IMI. Minority interest expense of $2.4 million for the year ended December 31, 2006, related to the minority interest portion of the combined income of China.com, SGI and IMI.

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Net cash provided by operating activities	$39,329	$9,284	$25,597
Net cash provided by (used in) investing activities	(51,022)	(98,989)	46,560
Net cash provided by (used in) financing activities	137,695	4,726	(49,209)
Effect of exchange rate changes on cash	3,827	3,649	527

Net increase (decrease) in cash and cash equivalents	129,829	(81,330)	23,475
Cash and cash equivalents at beginning of period	93,719	223,548	142,218

Cash and cash equivalents as at end of period	$223,548	$142,218	$165,693

Sources and Uses of Cash for the Year ended December 31, 2008

Operating Activities

The net cash provided by operating activities increased from $9.3 million in 2007 to $25.6 million in 2008. The $16.3 million increase partially resulted from a decrease in net income adjusted for non-cash charges and gains of $3.6 million, from $29.2 million in 2007 to $32.8 million in 2008. In addition, working capital requirements decreased $12.8 million as a result of decreases in accounts payable, accrued liabilities, and deferred revenue; offset by increases in accounts receivable, deposits, prepayments and other receivables, other assets, income tax payable and other liabilities. Accounts receivable, deposits, prepayments and other receivables and other assets were a source of cash of $12.2 million in 2008 compared to a use of cash of $18.7 million in 2007. Accounts payable, accrued liabilities, deferred revenue, and income tax payable were a use of cash of $19.4 million in 2008 compared to a use of cash of $1.3 million in 2007.

Investing Activities

Net cash provided by investing activities increased $145.5 million for the year ended December 31, 2008, from $99.0 million used in investing activities in 2007 to $46.6 million provided by investing activities in 2008. This reflects lower cash requirements for the acquisition of our DBC and ISL subsidiaries which totaled $1.6 million in 2008 compared to $89.5 million for IMI, Respond, Saratoga, and Catalyst subsidiaries in 2007 which contributed approximately $87.9 million to the aggregate increase. Net proceeds from the disposal of available-for-sale securities contributed $40.1 million, and decreased purchases of property and equipment, intangible assets and capitalized software contributed $7.8 million and $10.3 million, respectively, in 2008. Additionally, restricted cash contributed $11.8 million of the aggregate increase as subsidiary lines of credits were repaid compensating balances were no longer required. These increases were partially offset by $6.7 million in proceeds received in 2007 for the disposal of our ION Global business.

Financing Activities

Net cash used in financing activities totaled $49.2 million for the year ended December 31, 2008 compared to $4.7 million provided by financing activities for the year ended December 31, 2007. This decrease was primarily due to $31.9 million repayment of subsidiary loans, $3.2 million repayment of convertible notes, and $16.5 million dividend distribution to independent minority shareholders of China.com. We expect this trend to continue in 2009 as we focus on reducing the amount of convertible debt outstanding. As of June 25, 2009, we have repurchased an aggregate $89.0 million of these Notes.

Future cash requirements and sources of liquidity

Potential early redemption of convertible bonds

In November 2006, we issued $168 million aggregate principal amount of 3.75% senior exchangeable, unsecured convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act (the “Notes”). Under the terms of the Notes, the holders have the right to exchange such Notes into common shares of CDC Corporation or, upon a qualifying initial public offering (“IPO”), common shares of two of our wholly-owned subsidiaries based on a predetermined exchange price when the IPO is consummated.

As further described in Note 11, if a qualified IPO (defined as gross proceeds before underwriting discounts, commissions and fees, to us and any of our selling shareholders are at least $100.0 million, provided that the total gross proceeds to all selling shareholders is not in excess of 30% of the total proceeds from the qualified IPO) by either of our two wholly-owned subsidiaries has not occurred within the first three years of issuance of the Notes, the holder has the right to require us to repurchase all or any portion of an outstanding Note in cash for an amount equal to the sum of (i) the principal of the Note, (ii) all accrued and unpaid interest and (iii) any additional amounts. Therefore, in the absence of a qualified IPO, the noteholders may require the Company to repurchase the notes on or after November 13, 2009. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the PRC were to require us to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the Note agreement.

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

In June 2008, we determined that the execution of the Modification Agreement had constituted an “Event of Default” under the terms of our Notes. The Notes provide that, following an Event of Default, payment of all or a portion of any amounts due may be accelerated and become due and payable immediately upon delivery of a written notice of acceleration to us (an “Acceleration Notice”), unless such Event of Default shall have been cured by us prior to the delivery of such Acceleration Notice. Accordingly, for the period from April 2, 2008, through May 27, 2008 (the date upon which the Minority Shareholders disapproved of the Modification Agreement and it lapsed automatically), any or all of the Notes could have been called by the noteholders and become due and payable immediately.

Acceleration of our obligations under the Notes is not automatic and requires an affirmative action and notice on the part of each or any affected noteholder that is delivered to us. We did not receive any written Acceleration Notice from any of the noteholders during this period. We believe that, not only were the rights of any noteholders to provide us with an Acceleration Notice eliminated as of May 27, 2009, but that as of that date, the underlying Event of Default was fully cured as well. Under the express terms of the Notes, none of the noteholders has any current or continuing right to deliver an Acceleration Notice to us as a result of those past events. Without an existing or continuing Event of Default, a valid Notice of Acceleration cannot be issued to us.

As of May 2009, our wholly owned affiliate had purchased or entered into an agreement to purchase approximately $89.0 million in aggregate principal amount of the convertible notes of which $74.0 million was paid in cash and the remaining portion in unsecured promissory notes in an aggregate principal amount of $15.0 million. These promissory notes accrue simple interest at the rate of 8% per annum with principal of $7.0 million and $8.0 million, plus accrued interest, payable in March 2010 and September 2010, respectively.

Additionally, in April 2009, that same CDC affiliate entered into definitive agreements to purchase an additional $36.8 million in aggregate principal amount of the Notes. The agreements relating to the purchases of the Notes that we have entered into contain waivers of the selling convertible note holder’s rights to assert certain pre-purchase claims relating to the Notes, against us or our affiliates, and also contain provisions releasing us from certain ongoing liabilities with respect to the Notes. Upon completion of these transactions, which are subject to certain closing conditions but are expected to close no later than August 15, 2009, we expect that we will have acquired or entered into an agreement to purchase an aggregate of $125.8 million, or approximately 74%, in aggregate principal amount of the Notes.

We expect to have sufficient funds available to satisfy any obligations to reacquire the remaining Notes through the combination of excess working capital from operations, implementing certain cash preserving measures such as extending payables to improve cash position as necessary, securing a line of credit with a lending institution, using our recurring revenue streams as collateral and through disposal of certain available-for-sale securities and equity investments to generate additional cash inflows as necessary. There can be no assurance that we will generate excess working capital from operations, achieve the expected results of the cash preserving measures, secure a line of credit, or dispose of the available for sale securities or equity investments described above in order to generate sufficient funds to satisfy the aforementioned note repurchase obligations.

Future cash requirements

In the future, we expect that our primary cash requirements will be to fund working capital including payment of contractual obligations, research and development expenses, debt repayments, and fund contingent consideration payable for certain of our acquisitions.

The following table summarizes our contractual obligations as of December 31, 2008:

	Payments due by period, in thousands
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	$29,429	$9,934	$13,933	$4,909	$653
Short-term debt obligations(3)	$210,415	$210,415	$—	$—	$—
Interest on short-term debt obligations	$357	$357	$—	$—	$—
Interest on convertible notes	$2,702	$2,222	$480	$—	$—
Purchase considerations(2)	$628	$628	$—	$—	$—

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
(2)	Purchase considerations include fixed and adjustable payments contingent upon meeting certain performance requirements. These amounts exclude future payments of up to $6.5 million, which are based on total future revenue.
(3)	Short-term debt obligations consists of the fair market value of embeded derivative instruments in convertible notes of $41.2 million and carrying value of convertible notes of $161.0 million. In May 2009, we entered into an agreement to purchase $15.0 million in principal amount of Notes in exchange for the issuance of two promissory notes with principal of $7.0 million and $8.0 million, plus accrued interest at 8% per annum, payable in March 2010 and September 2010, respectively.

Other long-term liabilities, such as deferred taxes and unrecognized tax benefits, have been excluded from the table due to the uncertainty of the timing of payments combined with the absence of historical trends to be used as a predictor for such payments.

On June 27, 2008, China.com declared and paid a cash dividend to its shareholders in the aggregated amount of $71.4 million. Of such amount, approximately $57.5 million was paid to us, and the remaining $16.5 million was paid to the independent minority shareholders of China.com. On June 27, 2008, we transferred an aggregate of $64.5 million to CDC Games. CDC Games subsequently paid China.com Capital Ltd. (“CCL”), a wholly owned subsidiary of China.com Inc., the entire balance of $64.5 million of principal and interest due and payable under its promissory note owed to CCL.

Future sources of liquidity

We believe that cash flows from operating activities, combined with our existing cash of $165.7 million and our available-for-sale securities of $45.2 million as of December 31, 2008, the majority of which will mature at various dates through 2009, will be sufficient to meet our future cash requirements described above.

The following table summarizes the expected maturity dates of our investments in debt securities as of December 31, 2008:

	Expected maturities, in thousands
	Total	Less than 1 year	1-3 years
Unsecured fixed rate debt	$16,546	$16,546	$—

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

Credit Line Agreements

(i) $100,000 Line of Credit

Prior to August 2008, we had a line of credit arrangement with a financial institution, on which we were able to borrow up to $100,000 on such terms as we and the financial institution mutually agreed upon. Interest is payable at the end of each interest period and is calculated using the London Inter-Bank Offered Rate (“LIBOR”) for the applicable interest rate period plus 0.2% per annum (4.42% at December 31, 2007). This arrangement does not have a termination date but is reviewed annually for renewal. At December 31, 2007 and 2008, we had $30,000 and Nil outstanding, respectively. The outstanding balance on this line of credit was paid and the line cancelled in August 2008.

(ii) $6,300 Line of Credit

One of our subsidiaries has a line of credit with a financial institution in which the subsidiary may borrow up to $6,300. This credit facility had an outstanding balance of $905 and $5,347 as of December 31, 2007 and 2008, respectively and the unused portion was $5,595 and $953 at December 31, 2007 and 2008, respectively. Accrued unpaid interest is payable monthly based upon the lower of LIBOR for the applicable interest rate period plus 2.20% per annum or 5% (3.28% at December 31, 2008). The credit facility is secured by the assets of the subsidiary. We are in compliance with all financial covenants associated with this credit facility.

(iii) Revolving Line of Credit

We utilized a margin facility to draw a revolving line of credit, with balances outstanding of $1,872 and $2,300 at December 31, 2007 and 2008, respectively. Interest is payable based upon LIBOR for the applicable interest rate period plus 0.75% per annum (1.87% at December 31, 2008). To secure the line of credit, we pledged 671,050 shares of Class A common stock, which is recorded as treasury stock on our balance sheet.

(iv) Line of Credit Secured by Accounts Receivable

Under the line of credit arrangement between a financial institution and one of our subsidiaries, the financial institution allows the subsidiary to borrow up to 80% of the subsidiary’s accounts receivable balance. There was an outstanding balance of $579 and Nil as of December 31, 2007 and 2008, respectively.

In connection with the credit lines granted to us, we maintained compensating balances of $5,454 and $365, in restricted cash at December 31, 2007 and 2008, respectively, available-for-sale debt securities of $30,867 and Nil at December 31, 2007 and 2008, respectively.

The weighted average interest rates on short-term borrowings during the year were 5.5% in 2007, and 3.60% in 2008. The weighted average interest rates on short-term borrowings at December 31, 2007 and 2008 were 5.1% and 4.06% per annum, respectively.

As of December 31, 2008, the Company was in compliance with all of its debt covenants.

Restrictions on our Liquidity

While we have cash of $165.7 million and total available-for-sale securities of $45.2 million as of December 31, 2008, $94.3 million of the cash and $38.3 million of the total securities are held at China.com, a 77% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash balance and securities, for the benefit of such shareholders. As a result, aside from the board of directors of China.com declaring a dividend to its shareholders for which we would receive a pro rata portion as an 79% shareholder of China.com or a related party inter-company loan or similar transaction from China.com to us which would likely require the approval of the minority shareholders of China.com, we have limited ability to transfer or move the cash and securities balance to, or to use the amounts of the cash and securities balance for the benefit of, CDC Corporation at the parent entity level or our other subsidiaries outside of the China.com chain of subsidiaries.

Substantially all of the revenue and operating expenses of our CDC Games and China.com businesses are denominated in Renminbi. The Renminbi is currently convertible to foreign currency with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import/export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of principal of loans. Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees to content licensors, without the approval of the State Administration for Foreign Exchange, or SAFE. Our PRC subsidiaries may also retain foreign exchange in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate the ability for our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside the PRC, including by means of loans or capital contributions from us.

In addition to $165.7 million of cash and cash equivalents at December 31, 2008, we hold $4.3 million in restricted cash which is pledged for pending litigation settlements.

Uncertainties regarding our liquidity

We believe the following uncertainties are the most significant uncertainties regarding our liquidity:

•

Ability to Satisfy the November 2009 Put Option Obligation Arising from our Convertible Notes – If we are unable to generate sufficient cash from operations, or if we are unable to secure sufficient funding through other means such as new financing or disposal of our investments in available for sale securities, our ability to repay the remaining obligations arising from the Notes would be adversely affected.

•

Ability to Grow Revenue and Manage Costs – If we are unable to continue to grow our revenue or experience a decline in revenue or if we are unable to manage costs and reduce operating expenses, our ability to generate positive cash flows from operating activities in a sufficient amount to meet our cash needs would be adversely affected.

•

Integrating the Operations of Acquired Businesses – Integration of our acquired businesses could affect our liquidity as continuing integration of the businesses and operations into ours may require significant cash resources.

•

Future Acquisitions – Our existing cash and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition. In addition, if we acquire a business in the future that has existing debt, our cash requirements for servicing debt may increase.

Fair value of Financial Instruments

The total fair value of available-for-sale equity securities in listed companies as of December 31, 2007 and 2008, were $3.9 million and $1.8 million, respectively, based on the market values of publicly traded shares as of December 31, 2007 and 2008.

The total fair value of the CDO investments as of December 31, 2007 and 2008, were $23.7 million and $16.5 million, respectively, based on the determination by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rates of return offered on comparable investments with comparable risks as of December 31, 2007 and 2008.

We currently intend to hold the CDO investments as long term investments, not to be traded in the near term. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2007 and 2008 was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rate of returns offered on comparable investments with comparable risks. In addition, management based the fair value on binding quotes received from third parties for these investments. These valuations represent management’s best estimate of fair value of these investments at December 31, 2007 and 2008 and may or may not represent the ultimate value of these investments.

In conjunction with the purchase of the CDOs, we pledged certain held-to-maturity U.S. agency bonds as collateral under multiple note purchase agreements. The pledged U.S. agency bonds are being used to repay the debt when such U.S. agency bonds mature. The total amount of securities pledged at December 31, 2007 and 2008 was $30.9 million and Nil, respectively, all of which is classified as a restricted investment.

The carrying amount of cash, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

The carrying amount of the variable portion of our variable long-term bank loans approximate their fair value because the interest rates of the loans are close to the prevailing bank interest rate.

The estimated fair value of the convertible notes at December 31, 2007 and 2008 was $158.4 million and $143.2 million, respectively.

C.	Research and Development, Patents and Licenses, etc.

In 2006, 2007 and 2008, after acquiring Ross and Pivotal, we incurred significant research and development expenses. As discussed in Item 5.A – “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Capitalization of Software Costs”, we capitalize certain software development costs and expense others. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis, but not as a percentage of overall revenue.

D.	Trend Information

Our focus on the enterprise software and on-line games industries has positioned us within industry sectors which continued to undergo rapid change over the course of fiscal 2007.

In 2008, we made further operational improvements in our Software segment as a result of process efficiencies from introducing Agile product development across our global organization, and by further leveraging our China and India product centers. We will continue to execute our software strategy through targeted acquisitions and investments in our Software segment and through entering strategic partnerships with leading software vendors.

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

We continued to execute our online games strategy through the acquisition of Optic during 2007, an online games publisher with a track record in launching and distributing online games in the China market. In the future, we may add investments in online game-related companies, which will allow us to broaden our service offerings, subscriber base, or platform capabilities.

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

We have the following which qualify as derivative financial instruments:

Horizon

In February 2006, Software Galeria Inc., our 51% owned subsidiary (“SGI”), acquired the IT consulting services business of Horizon, which offers outsourced information technology professional services in the U.S. and Canada, utilizing India-based resources. Under the terms of the agreement, we paid $0.6 million in cash at closing and paid an additional $0.6 million of cash consideration in installments during 2006. We also agreed to pay additional cash consideration of $1,000 in 2007 and 2008 based on earnings before interest, taxes, depreciation and amortization (“EBITDA”). In addition, we agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event the EBITDA generated from the purchased business exceeds specified targets during each of 2006, 2007 and 2008. Specified targets were not met in 2006, 2007 or 2008, so no equity was issued to the sellers. The sellers have the right to put their equity interest back to us between April 2009 and April 2011 at a predetermined and fixed cash consideration. At December 31, 2007 and 2008, the sellers were not in compliance with the terms of the agreement, and therefore the stock was not puttable . See “Note 3- Business Combinations” in “Item 18- Financial Statements” for further discussion on Horizon.

CDC Convertible Notes

As previously discussed in Item 5.B - “Liquidity and Capital Resources,” in November 2006, we issued $168 million of 3.75% senior exchangeable, unsecured convertible notes in a private placement exempt from registration under the Securities Act.

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

Upon the occurrence of an IPO of either subsidiary and if the holders of the notes decide to convert the notes into the respective subsidiary’s shares, we have agreed to satisfy the conversion option by delivering the existing shares of its investment into the subsidiary. The investors have agreed to a lock-up period of up to 180 days following the date of an IPO prospectus during which the investors will refrain from selling any of each subsidiary’s respective common shares. See footnote 11 for further discussion of these convertible notes.

Collateralized Debt Obligations

In 2006, we acquired an equity interest in two collateralized debt obligations (“CDOs”) coupled with a U.S. treasury strip for an aggregate nominal amount of $38.7 million (see footnote 7 for further details). These investments are subject to variability as there is no stated coupon rate and the equity interest in these investments are subject to changes in returns on the collateralized debt backing the interest. The principal amount in these investments is backed by U.S. treasury strips.

We currently intend to hold the CDO investments as long term investments, not to be traded in the near term. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2008, was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rates of return offered on comparable investments with comparable risks. Moreover, in 2008, management based the fair value on binding quotes received from third parties for these investments. These valuations represent management’s best estimate of fair value of these investments at December 31, 2007 and 2008, and may or may not represent the ultimate value of these investments.

F.	Tabular Disclosure of Contractual Obligations

See Item 5.B – “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Future cash requirements and sources of liquidity” above.

G.	Safe Harbor

See “General Introduction – Forward-Looking Statements”.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2008, commencing on page F-1 of this Annual Report.

Significant Changes

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of June 2009:

Board of Directors	Age	Position	Class of Directorship
Raymond K.F. Ch’ien	57	Chairman	III, term to expire in 2011

Peter Yip	57	Vice Chairman and Chief Executive Officer	III, term to expire in 2011

Wong Kwong Chi, Simon	57	Director	III, term to expire in 2011

Thomas M. Britt, III	48	Director	II, term to expire in 2010

Wang Cheung Yue, Fred	65	Director	II, term to expire in 2010

Carrick John Clough	62	Director*	I, term to expire in 2009

Executive Officers	Age	Position
CDC Corporation

Peter Yip	57	Chief Executive Officer, CDC Corporation, CDC Games and China.com Inc., Vice Chairman of the Board of Directors, CDC Corporation , CDC Software

Matthew Lavelle	42	Chief Financial Officer, CDC Corporation

Loren Wimpfheimer	47	Senior Vice President, Mergers and Acquisitions and Acting General Counsel, CDC Corporation, Senior Vice President, Mergers and Acquisitions, CDC Software

Donald Novajosky	38	Vice President and Associate General Counsel, CDC Corporation, General Counsel, CDC Software

CDC Games and China.com

JingQing Sun	32	General Manager, CDC Games

Cheng Loi	55	Chief Financial Officer, China.com

CDC Software

Bruce Cameron	56	President, CDC Software

Alan MacLamroc	54	Chief Product and Technology Officer, CDC Software

William Geist	56	Executive Vice President, Services, North America, CDC Software and CDC Global Services

Niklas Rönnbäck	43	Senior Vice President, EMEA, CDC Software

Ian Whitehouse	44	Managing Director, Australia and New Zealand, CDC Software

Anil Dwivedi	39	Vice President, Japan, CDC Software

Frank Hung	47	Managing Director, Australia, CDC Software

Edmund Lau	49	Vice President, Greater China, CDC Software

Sean Yu	43	Vice President, Development and Chairman of CDC Software (China)

Arthur Masseur	49	Vice President of Finance, CDC Software, EMEA

*	Subject to re-election by shareholders at our 2009 annual general meeting.

The address of each of our executive officers and directors is c/o CDC Corporation Limited, 11/F, ING Tower, 308-320 Des Voeux Road Central, Hong Kong.

The following is a brief biography of each of our directors and executive officers:

Class III Directors

Raymond K. F. Ch’ien has served as Chairman of the board of directors of CDC Corporation since January 1999. He served as acting chief executive officer of CDC Corporation between March 2004 and March 2005, and chief executive officer of CDC Corporation from March 2005 until August 2005. Dr. Ch’ien is Chairman and a member of the executive and remuneration committees of CDC Corporation’s Hong Kong listed subsidiary, China.com. Dr. Ch’ien is also Chairman of MTR Corporation Limited and Hong Seng Bank Limited, serves on the boards of the Hong Kong and Shanghai Banking Corporation Limited, Swiss Reinsurance Company, Convenience Retail Asia Limited and The Wharf (Holdings) Limited. Dr. Ch’ien received a Doctoral Degree in economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.

Peter Yip is our Chief Executive Officer and a Vice Chairman of our board of directors. Mr. Yip has also been the Acting Chief Executive Officer of China.com since August 2006. Mr. Yip was a founder of the Company and served as Chief Executive Officer between 1999 and February 2005, and was re-appointed Chief Executive Officer in April 2006. Mr. Yip co-founded Yipkon Business Systems in 1978 with his Indian partner from Bangalore, Kumar Konanur. Yipkon, as one of the first Indian outsourcing companies based in New York, pioneered outsourcing for US companies using Indian resources from Bangalore and successfully grew to US$1 00M revenue. Mr. Yip sold Yipkon to MCI Worldcom in 1987, just before the market crash, and returned to Hong Kong to make investments in software and IT companies. In addition, Mr. Yip has made a number of successful co-investments with institutional investors, corporate investors and high net worth individuals, a Temasek Holdings company, Bechtel Enterprises Inc., Mitsui & Co. Ltd., America Online, Inc. and the Merrill Lynch-Fred Adler Technology Fund II. Mr. Yip has authored research papers published at Harvard Asia Pacific Review, Nanjing University Press, National Science Foundation. He co-authored a book titled “The China’s Century” with former China Premier Zhu Yongji, amongst others. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with its Asian Alumni Entrepreneur Award. Mr. Yip received a MBA from the Wharton School and a MS and BS in Electrical Engineering from the University of Pennsylvania. He also received an Associate degree in Engineering and an honorary Doctorate degree in business from Vincennes University, Indiana.

Wong Kwong Chi has served as an independent member of our board of directors since August 2005, a director of CDC Software since October 2006 and a director of CDC Games since September 2006. Mr. Wong is a managing partner of Asian Global Capital (AGC). Prior to joining AGC, he was a director and Executive Vice President of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing a $820 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of, Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council; member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received Bachelor of Science and MBA Degrees from the Chinese University of Hong Kong.

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

Class I Director

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

Matthew Lavelle has served as the Chief Financial Officer of CDC Corporation and CDC Software International since October 2008 and has served in the same capacity with CDC Software Corporation since March 2009. Mr. Lavelle joined CDC Corporation in July 2008 as Vice President of Finance and was promoted to Chief Financial Officer in October 2008. Prior to joining CDC, Mr. Lavelle held several positions in the financing and accounting industry. From February 2006 to July 2008, he was Vice President of Finance Airport and Desk Top Services at SITA Inc., a provider of air transport communication and information technology solutions. From 1990 to 2006, he served in numerous capacities of increasing responsibility at United Parcel Service, or UPS, including Controller and Vice President of Finance. Mr. Lavelle holds a Bachelor of Science from the University of Scranton in Pennsylvania. He is a member of the Georgia Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Loren Wimpfheimer has served as our Senior Vice President, Mergers & Acquisitions (M&A) and Acting General Counsel for CDC Corporation since June 2009, and is responsible for managing the mergers and acquisition activities for CDC Corporation, CDC Software, CDC Games and China.com. Mr. Wimpfheimer has more than 15 years of experience in the M&A lifecycle, from identifying growth areas to negotiating purchases and sales to integrating acquired companies. Prior to joining CDC Corporation, from August 2008 to May 2009, Mr. Wimpfheimer was an independent consultant, primarily helping technology companies formulate and execute their growth strategies. From June 2007 to October 2007 he was Chief Executive Officer and President of Iventa Corporation, a privately-held, Southern California-based software provider of eCommerce SaaS applications. From August 2000 to May 2007, he was Senior Vice President of Corporate Development, and from 2000 to 2006 was also General Counsel, at Witness Systems, a workforce optimization software provider. From 1996 to 2000, Mr. Wimpfheimer worked for Harbinger Corporation, lastly as Senior Vice President of Business Development and General Counsel. Prior to that, Mr. Wimpfheimer held positions with the law firms of Rogers & Wells (now Clifford Chance), Satterlee Stephens and King & Spalding. Mr. Wimpfheimer holds a BA in economics from Emory University and a JD from Columbia University Law School.

Donald L. Novajosky has served as General Counsel for CDC Software Corporation since June 2009, and has served as Vice President and Associate General Counsel of CDC Corporation since April 2009. Mr. Novajosky joined CDC Corporation as Corporate Counsel in November 2006. From 2005 to 2006, Mr. Novajosky held positions with the law firms of Reed Smith LLP and Hutchison Law Group PLLC, where his practice focused on general corporate, securities, mergers and acquisitions and other corporate matters. From June 2003 to July 2005, Mr. Novajosky was the Director, Legal of Cytogen Corporation, a publicly-traded biopharmaceutical company in Princeton, New Jersey. Prior to that, Mr. Novajosky held positions with the law firms of Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr) and Buchanan Ingersoll Rooney PC. Mr. Novajosky received a Juris Doctor degree, magna cum laude, from New York Law School, where he was a member, editor and published author of the New York Law School Law Review. Mr. Novajosky also received a Bachelor of Science degree in Finance from Pennsylvania State University.

CDC Games and China.com Executive Officers

Jingqing Sun has served as the General Manager of CDC Games since March 2009. Mr. Sun joined Beijing 17Game Network Technology Co., Ltd., a wholly-owned subsidiary of CDC Games International Corporation, in August 2007 as Vice President of Technology and became the General Manager of Beijing 17Game Network Technology Co., Ltd. In November 2007. Mr. Sun has nearly 10 years of experience in the online gaming industry in China. Before joining Beijing 17Game Network Technology Co., Ltd., from May 2005 to July 2007, Mr. Sun served as the Vice President of Technology for Hongxiang Network Technology Co., Ltd. Prior to joining Hongxiang Network Technology Co., Ltd., Mr. Sun was employed by Beijing Wayi Software Development Co., Ltd in various roles from [Date]. Mr. Sun holds an MBA from Tianjin Polytechnic University and a Bachelor of Arts degree in Computer Science and Technology from North China University of Technology.

Cheng Loi has served as the Vice President, Finance since November 2007. He was also appointed as company secretary of China.com Inc. in December 2007 and as executive director, compliance officer and authorized representative of China.com Inc. in February 2008 and also as chief financial officer of China.com Inc. in May 2008. Dr. Cheng has extensive financial management experience, before joining the Company, he held senior management positions in international institutions including as the Chief Accounting Officer of Shanda Interactive Entertainment Ltd in Shanghai from 2002 to 2004, the Finance Director for Promotional Partners Ltd from 2002 to 2003, the Financial Controller of EXEL Logistic from 2006 to 2008. Dr. Cheng has served as group financial controller and director of finance of CDC Corporation, the ultimate holding company of the Company from 1999 to 2001. Dr. Cheng is familiar with company secretarial matters and the related regulatory requirements. Dr. Cheng holds a doctoral degree in Business Administration from University of South Australia, Australia and a master degree in Business Administration majoring in finance and investment from University of Hull, the United Kingdom. He is also a fellow member of both the Hong Kong Institute of

Certified Public Accountants and the Chartered Institute of Management Accountants, the United Kingdom, an associate member of both The Hong Kong Institute of Chartered Secretaries and Institute of Chartered Secretaries and Administrators, the United Kingdom.

CDC Software Executive Officers

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

William Geist has served as Executive Vice President, Services, North America for CDC Software and CDC Global Services since April 2009. Prior to that, Mr. Geist served as the Senior Vice President Customer Services, North America from April 2007 to April 2009. He is responsible for delivery of software services to CDC Software’s North American customers and global support for CDC products. Prior to joining CDC Software in October 2006, from October 2005 to October 2006, Mr. Geist served as a partner at Tatum, L.L.C., an Atlanta-based national consultancy focused on providing financial, strategic and technology services to companies in transition, accelerating their business growth and creating value. Previous experience also includes serving as CEO for Application Partners, L.L.C., a consultancy providing business intelligence and data warehousing services, from April 2004 to June 2005; senior vice president and vice president for Headstrong, Inc., an international consultancy, from September 2000 to December 2003; partner at BDO Seidman LLP, an international accounting and advisory services firm, from May 1999 to June 2000; partner and branch manager of Whittman-Hart, Inc. from September 1997 to December 1998; director and group manager of Cambridge Technology Partners, Inc. from February 1995 to September 1997; vice president, Information Technology and Services for Scientific Atlanta, Inc from July 1993 to August 1994; and several other IT management positions. Mr. Geist received his MBA in Operations Management and Information Systems from the University of Rochester and his BS in Mathematics from Bucknell University.

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

Frank Hung has served as Managing Director, Australia of CDC Software since January 2007 and is responsible for operations activity for all of Australia and New Zealand. Mr. Hung has over 25 years of experience in the technology sector and has held various international and senior management positions throughout Asia, Australia, New Zealand and Canada. Before joining CDC Software, Mr. Hung served as the Managing Director, Australia and Chief Operating Officer (Asia Pacific) for Maximizer Software from 2001 to 2006 (TSX: MAX), overseeing all CRM operations for the company throughout the entire Asia Pacific region. Prior to Maximizer Software, Mr Hung served as Chief Operating Officer (Asia) for Powerlan Limited from 1999 to 2001 (ASX: PWR).

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

Directors

During the fiscal year ended December 31, 2008, we paid our directors compensation (including directors’ fees) an aggregate of approximately $345,897 and granted them stock appreciation rights with respect to 7,914,999 Class A ordinary shares, with grant prices ranging between $0.87 and $3.22 per share. Directors are reimbursed for all expenses incurred in connection with each meeting of the board of directors and when carrying out their duties as directors of CDC.

During the fiscal year ending December 31, 2008, our director compensation structure for our non-executive directors was as follows:

For non-executive directors who are not members of the Audit Committee:

Annual Compensation
Board service	$12,500
Compensation Committee service	$3,750
Nominating Committee service	$3,750
Executive Committee service	$7,500

For non-executive directors who are members of the Audit Committee:

Annual Compensation
Board service	$25,000
Chairman of Audit Committee	$40,000
Audit Committee service (other than chairman)	$30,000
Compensation Committee service	$7,500
Nominating Committee service	$7,500
Executive Committee service (other than chairman)	$15,000
Chairman of Executive Committee	$40,000

Under our director compensation structure, director compensation is not linked to attendance.

In September 2008, our board, upon a recommendation of the compensation committee, which was based upon certain peer-group metric data, approved certain matters relating to the compensation payable by us to non-employee board members for services rendered as a director of the Company.

As a result, stock appreciation rights, or SARs, relating to an aggregate of 790,000 of our common shares were granted to a group of directors that included the Chairman of the Board, the Chairman of the Executive Committee and all members of the Audit Committee, at an exercise price of $2.17 per share, the fair market value of the Common Shares on the Grant Date. The SAR awards vested immediately upon issuance, and have been granted under, and are subject to, our 2005 Stock Incentive Plan.

The board also approved the recurring, annual grant of SARs to non-employee directors in the following amounts:

•	90,000 to the Chairman of the Board;

•	85,000 to the Chairman of the Audit Committee;

•	85,000 to the Chairman of the Executive Committee;

•	45,000 to each director that is a member of the Audit Committee; and

•	30,000 to any director receiving an award in relation to the above.

Such annual SAR awards will be granted automatically on the next business day following the completion of our annual general meeting of shareholders, including all adjournments thereof, commencing immediately after the annual general meeting for the fiscal year ending December 31, 2009 and annually thereafter, and will be granted at the then-current fair market value of our common shares. To receive an annual SAR award, a person must be serving as a director on the date of such annual general meeting.

The recurring annual SAR awards will vest immediately upon issuance, and shall be granted under, and subject to, our 2005 Stock Incentive Plan.

Executive Officers

During the fiscal year end December 31, 2008, we paid our executive officers named in Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” as a group compensation (including salary, bonus and other incentives) an aggregate of approximately $4,430,777 and granted to them a total of approximately 641,644 stock appreciation rights (SARS) to Class A common shares of CDC Corporation, with exercise prices ranging between $1.87 and $2.66 per share; and 6,834,999 options to purchase Class A common shares of CDC Software International Corporation, with exercise prices ranging between $0.87 and $1.29, which were, except for 15,000 SARS, subsequently cancelled and regranted as SARS relating to CDC Corporation. All of such options expire in 2015. We have entered into employment agreements with several of the executive officers named in Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management”. In the fiscal year end December 31, 2008, the annual remuneration range of our executive officers named in Item 6.A. “Directors, Senior Management and Employees” (including salary, bonus and other incentives) ranged from $52,731 to $1,198,958.

Options Held by Directors and Officers

As of December 31, 2008, of the approximately 14,945,915 outstanding options for the purchase of our Class A common shares, our directors and executive officers named in Item 6.A., Directors, Senior Management and Employees – Directors and Senior Management, as a group, held options to purchase a total of approximately 7,560,373 of our Class A common shares and 1,871,659 SARS to Class A common shares of CDC Corporation. The weighted average exercise price of these options is approximately $1.37 per share and the weighted average exercise price to these SARS is approximately $2.84 per share. The options granted to such directors and executive officers generally vest 25%, 33 1/3%, 50% or 100% per year on a quarterly basis over a one to four year period, as applicable, commencing immediately upon grant, on the first quarter or first anniversary of the relevant grant. As of December 31, 2008, such directors and executive officers, as a group, held vested options to purchase approximately 1,602,038 Class A common shares and 1,047,784 SARS were vested. Other than Mr. Yip, none of our directors or executive officers beneficially holds Class A common shares or options to purchase Class A common shares in excess of 1% of our outstanding Class A shares

Equity and Equity Incentives in Affiliated Companies by Mr. Peter Yip

Equity Interests in CDC Corporation. The following table sets forth information as of December 31, 2008 with respect to Mr. Peter Yip’s beneficial ownership of our Class A common shares, options to purchase Class A common shares and stock appreciation rights.

Name of Director	Number of shares	Number of SARs		Nature of interests/ holding capacity	Appropriate percentage of interests (%)(1)
Peter Yip	16,867,251	6,809,999	(2)	Interest of children or spouse(4)	22.32%
Peter Yip	—	190,000	(3)	Personal/beneficiary	0.18%

(1)	Based on 106,095,899 shares of CDC Class A common stock outstanding as of March 31, 2009.
(2)	Such amount represents stock appreciation rights related to our Class A common shares.
(3)	Such amount represents options to purchase our Class A common shares.
(4)	Such amount, includes 16,867,251 Class A common shares and 6,809,999 options/stock appreciation rights (SARs). As of April 30, 2009, APOL held 11,987,253 Class A common shares and 6,809,999 options/SARs (of which 898,750 will become exercisable within 60 days of April 30, 2009). In addition, Mr. Yip owned 190,000 options to purchase our shares in his personal capacity. APOL is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children. 4,878,998 of such Class A common shares are held by the spouse of Mr. Yip. Mr. Yip holds 190,000 of such options, 31,666 are exercisable within 60 days of April 30, 2009.

Equity Interests in China.com. The following table sets forth information as of December 31, 2008 with respect to Mr. Peter Yip’s beneficial ownership of the ordinary shares of China.com, a 79% owned subsidiary of CDC Corporation that is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. Other than Mr. Yip, none of our directors or executive officers beneficially holds in excess of 1% interest in China.com.

Name of Director	Number of shares	Number of Share options	Nature of interests/ holding capacity	Appropriate percentage of interests (%)(1)
Peter Yip	85,400	—	Corporate (2)	0.08%
Peter Yip	22,500	425,000	Personal/beneficiary	0.41%
Peter Yip	—	7,064,232	Corporate (3)	6.60%

(1)	Based on 107,069,481 shares of China.com issued and outstanding as of December 31, 2008.
(2)	These shares are beneficially owned by Asia Internet Holdings Limited, a company 100% owned by Mr. Yip.
(3)	These share options are held by Asia Pacific Online Limited, or APOL, a company 50% owned by the spouse of Mr. Yip and 50% owned by a trust established for the benefit of Mr. Yip’s spouse and his children.

Equity Incentives Granted by CDC Corporation. The following table sets forth information with respect to options to purchase our Class A common shares or stock appreciation rights (SARs) granted to Mr. Yip, which were outstanding as of December 31, 2008.

Name of Director	Date of grant	Exercise price ($)	Exercise period	Number of options or stock appreciation rights (SARs)
				Balance as at January 1, 2008		Granted during the year		Exercised during the year	Transferred/ cancelled during the year		Balance as at December 31, 2008		Options/SAR vested within 60 days after December 31, 2008
Peter Yip	6/22/1999	3.3750	6/22/2000 - 6/21/2009	60,000		—		—	60,000
	1/9/2001	4.2813	1/9/2001 - 1/8/2011	30,000		—		—	30,000
	6/6/2002	2.8200	6/6/2002 - 6/5/2012	200,000	(1)	—		—	200,000	(3)			—
	6/6/2003	4.9500	6/30/2003 - 6/2/2013	200,000	(1)	—		—	200,000	(1)
	6/16/2003	5.1600	9/16/2003 - 6/15/2013	100,000	(1)	—		—	100,000	(1)
	9/15/2005	2.9940	9/15/2005 - 9/14/2015	50,000	(1)	—		—	50,000	(3)	—		—
	9/15/2005	2.9940	12/15/2005 - 9/14/2015	50,000	(1)	—		—	50,000	(3)	—		—
	10/24/2005	3.2100	10/24/2006 - 10/23/2015	45,000	(1)	—		—	45,000	(1)
	1/3/2006	3.2200	4/3/2006 - 1/2/2013	600,000	(1)	—		—	600,000	(1)
	4/12/2006	3.9900	7/12/2006 - 4/11/2013	2,400,000	(1)	—		—	2,400,000	(1)
	4/12/2006	3.9900	2007 (2) - 4/11/2013	2,399,999	(1)	—		—	2,399,999	(1)	—		—
	7/29/2008	2.6600	10/29/2008 - 7/29/2015	—		165,000	(1)	—	—		165,000	(1)	41,250
	11/26/2008	0.8700	2/26/2009 - 11/15/2015	—		600,000	(1)	—	—		600,000	(1)	100,000
	11/26/2008	0.8700	2/26/2009 - 11/15/2015	—		345,000	(1)	—	—		345,000	(1)	57,500
	11/26/2008	0.8700	2/26/2009 - 11/15/2015	—		2,400,000	(1)	—	—		2,400,000	(1)	400,000
	11/26/2008	0.8700	2/26/2009 - 11/15/2015	—		2,399,999	(1)	—	—		2,399,999	(1)	—
	11/26/2008	0.8700	2009 (2) - 11/15/2015	—		190,000		—	—		190,000		31,666
	12/19/2008	1.2900	3/19/2009 - 12/18/2015	—		900,000	(1)	—	—		900,000	(1)	300,000

(1)	Such options/SARs were granted to APOL.
(2)	The vesting of such options is contingent upon occurrence of certain events. See Item 7.B. “Major Shareholders and Related Party Transactions, Related Party Transactions - Asia Pacific Online Limited.
(3)	During 2007, in accordance with the Option Transfer Agreement dated July 15, 2005 and Amendment No. 1 to Option Transfer Agreement dated October 2, 2007 by and among CDC Corporation, Asia Pacific Online Limited and Mr. Peter Yip, an aggregate of 300,000 options were transferred to CW Chu Foundation, a non-profit organization.

Equity Incentives Granted by China.com. The following table sets forth information with respect to options to purchase ordinary shares of China.com granted to Mr. Yip through December 31, 2008, which were outstanding under China.com’s 2002 share option plan.

Name of Director	Date of grant of share options(1)	Exercise price of share options(2) HK$		Number of options							Price of China.com’s shares (3)
				At January 1, 2008		Granted during the year	Exercised during the year	Lapsed during the year	At December 31, 2008		At grant date of options HK$
Peter Yip	6/5/2003	25.040	(2)	4,000,000		—	—	—	100,000	(2)	—
	10/10/2005	25.200	(2)	4,000,000		—	—	—	100,000	(2)	—
	1/3/2006	21.040	(2)	9,000,000		—	—	—	225,000	(2)	—
	8/14/2006	17.800	(2)	239,356,507	(4)	—	—	—	5,983,912	(2)	—
	8/19/2008	5.436		—		1,080,320	—	—	1,080,320	(5)	5.410

(1)	Except as otherwise set forth in Note 4 below, such options to purchase ordinary shares vest in equal annual installments over a four year period from anniversary of the date of grant.
(2)	The exercise price of such options is subject to adjustment in the case of rights or bonus issues, or other similar changes in China.com share capital. Furthermore, adjustments were made to the exercise prices and balances of the number of options resulting from the consolidation (“Share Consolidation”) of every 40 existing ordinary shares of China.com of HK$0.10 each in the issued and unissued share capital into one (1) consolidated share of HK$4.00 each in the issued and unissued share capital of the Company duly approved at the extraordinary general meeting held on June 26, 2008 by the shareholders and becoming effective June 27, 2008.
(3)	The price of China.com shares disclosed as at the date of the grant of the share options is The Stock Exchange of Hong Kong Limited closing price on the trading day immediately prior to the date of the grant of the options.
(4)	Before Share Consolidation, the 239,356,507 options, which were granted to APOL, were approved by the shareholders of China.com at an extraordinary general meeting held on September 18, 2006 and the number of such options was adjusted to 5,983,912 after Share Consolidation effective June 27, 2008. 2,719,960 (before Share Consolidation: 108,798,412) of such options vest quarterly over a period of time beginning October 1, 2006 and ending July 1, 2008, subject to the terms and conditions of the Executive Services (Acting CEO) (the “Services Agreement”), as follows: 12.5% options shall vest from each of 1st October, 2006 and every three months thereafter until July, 2008. With respect to the remaining 3,263,952 (before Share Consolidation: 130,558,095) of such options, 50% shall vest upon the occurrence of Event 1 or Event 2, as set forth below, subject to such terms and conditions as are set forth in the Services Agreement, provided: (i) Mr. Yip remains employed by China.com to provide the services on the date of vesting of the relevant portion of those options; and (ii) the Services Agreement has not otherwise been terminated. Event 1: The grant by the relevant authorities in the PRC of an asset management license or equivalent that would allow China.com or its affiliates or associates to raise and manage a Renminbi-denominated fund or funds to invest in any of the following: (i) “A” shares listed on a recognized stock exchange in the PRC; (ii) pre-initial public offering “A” shares; and (iii) convertible loans. For Event 1, the vesting date shall be the date of the grant of the license. Event 2: The completion of a real estate development project in the PRC which comprise of both residential and commercial units for use by China.com. and CDC Corporation, and for rental to third parties. For Event 2, the vesting date shall be the date of the completion of the real estate development project, such date to be determined by the board of China.com in their absolute discretion.
(5)	The 1,080,320 options were granted to APOL as remuneration for the services provided by Mr. Yip under the Services Agreement and 25% options shall vest from October 1, 2008 and every three months.

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

A summary of the 2005 Plan is set forth below, a copy of which has been filed with the Securities and Exchange Commission.

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

Shares Subject to 2005 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares, or Shares, which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under our previous equity incentive plan, the 1999 Stock Option Plan, or the 1999 Plan. In November 2007, our shareholders approved an amendment to the 2005 Plan to increase the number of Shares available for future grant by 10.0 million Shares. At December 31, 2008, 4,503,291 Class A common shares of CDC Corporation were outstanding under the 2005 Plan with a weighted average exercise price of approximately $3.69 per share, of which 2,213,822 options had vested. We currently have an aggregate of 8,528,425 Shares available for future grant under the 2005 Plan.

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

1999 Employee Stock Option Plan

Until May 2009, we also maintained our 1999 Employee Stock Option Plan, or the 1999 Plan. A summary of the 1999 Plan is set forth below, a copy of which has been filed with the Securities and Exchange Commission.

Our directors, executive officers and employees are eligible to receive options under the 1999 Plan. Pursuant to the 1999 Plan, as amended, options may be granted to our directors, executive officers, employees and consultants and the directors, executive officers, employees and consultants of our subsidiaries for the purchase of up to an aggregate of 20.0 million of our Class A common shares, of which 0.6 million remain available for grant under the 1999 Plan. At December 31, 2008, options to purchase 10,442,624 of our Class A common shares of CDC Corporation were outstanding under the 1999 Plan, with a weighted average exercise price of $2.32. Of such outstanding options, 3,441,474 had vested. Because the 1999 plan expired in May 2009, we no longer have Shares available for future grant under the 1999 Plan.

The 1999 Plan was administered by the compensation committee of our Board of Directors, which determined, at its discretion, the number of Class A common shares subject to each option granted and the related purchase price and option period.

The 1999 Plan required that each option will expire on the date specified by the compensation committee, but not more than ten years from the date on which the option was granted. Under the 1999 Plan, unless otherwise specified in the option award agreement, upon the voluntary termination of employment by an option holder or termination of an option holder for cause by us, any options granted under the 1999 Plan to the option holder generally will terminate. If termination was due to death, retirement or disability, the option holder, or his or her successors, have a period of one year within which to exercise the option holder’s options. If termination was due to any other reason, options granted under the 1999 Plan may be exercised within three months of the termination. Options granted are nontransferable except by will or as otherwise authorized by the compensation committee.

Upon the occurrence of any change in our capital structure, including any merger, liquidation, reorganization, or recapitalization, the compensation committee could have amended the 1999 Plan to preserve the rights of option holders substantially proportionate to their rights existing prior to the occurrence of such event, as it may deem necessary. Upon the occurrence of a change of control, the compensation committee could have amended the 1999 Plan as it may deem appropriate provided that such adjustments do not have a substantial adverse impact on the option holder. The 1999 Plan terminated on May 17, 2009, the ten year anniversary of the approval of the 1999 Plan by our Board of Directors and shareholders.

Assumption of Ross’ 1998 Incentive Stock Plan

In connection with our acquisition of Ross Systems, Inc. which was consummated in August 2004, we agreed to replace Ross stock options with an exercise price of $19.00 per share or less with options to purchase our Class A common shares under substantially similar terms. The Ross stock options had been issued under Ross’ 1998 Incentive Stock Plan, and Ross had previously registered the shares issuable under such plan with the Securities and Exchange Commission. Pursuant to the terms of the amended merger agreement with Ross, each Ross stock option was converted into an option to acquire our shares based on a conversion ratio of 4.35 : 8 CDC options for each Ross stock option. In connection with the merger, we assumed Ross’ 1998 Incentive Stock Plan, and registered with the Securities and Exchange Commission 950,000 Class A common shares which represented the aggregate number of Class A common shares that may be issued upon exercise of the options which had been granted under Ross’ 1998 Incentive Stock Plan and 1,400,000 Class A common shares which represented the aggregate number of Class A common shares that may be issued upon exercise of options which could still be granted under Ross’ 1998 Incentive Stock Plan.

As of March 31, 2009, we had not granted any additional options under the Ross 1998 Incentive Stock Plan.

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

As of December 31, 2008, we had issued 909,539 Class A common shares under the ESPP.

China.com Equity Incentive Plans

China.com has adopted three share option schemes pursuant to which it may issue options to acquire its ordinary shares, par value HK$0.10 per share: (i) the Pre-IPO Share Option Scheme; (ii) the Post-IPO Share Option; and (iii) the 2002 Share Option Scheme. Under these share option schemes, China.com may generally issue options to directors, employees, advisors, consultants, vendors and suppliers. The maximum number of shares which can be granted under the Pre-IPO Scheme and the Post-IPO Scheme must not exceed 10% of the issued share capital of China.com as of the date of the listing of its shares on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange. The maximum number of shares which can be granted under the 2002 Scheme must not exceed 10% of the issued share capital of China.com at the date of approval of the scheme. As of December 31, 2008, the number of shares issuable under the Pre-IPO Scheme, the Post-IPO Scheme and the 2002 Scheme were 299,500, shares, 26,202 shares and 4,545,393 shares, respectively, which represented approximately 4.57% of the aggregate of China.com’s shares in issue at that date. Pursuant to the Pre-IPO Scheme and the Post-IPO Scheme, no participant shall be granted an option which, if accepted and exercised in full, would result in such a participant’s maximum entitlement exceeding 25% of the aggregate number of shares of China.com subject to such schemes. The maximum number of shares issuable as options to each eligible participant in the 2002 Scheme in any 12 month period shall not exceed, without shareholder approval, 1% of the issued share capital of China.com from time to time. All share options must be exercised within 10 years from the date of grant. The exercise price for options issued under the Pre-IPO Scheme was set at HK$1.88 per share. The exercise price of options issued under the Post-IPO Scheme and the 2002 Scheme is determined by the directors of China.com, but may not be less than the higher of the following:

•	the closing price of China.com’s shares on the Hong Kong Stock Exchange on the date of grant of the options;

•	the average of the closing prices of China.com’s shares for the five trading days immediately preceding the date of grant of the share options; and

•	the nominal value of China.com’s shares.

CDC Software International Corporation 2007 Stock Incentive Plan

CDC Software International has adopted and we, as sole shareholder, have approved the CDC Software International Corporation 2007 Stock Incentive Plan, or the 2007 Software International Plan. A summary of the 2007 Software International Plan is set forth below, and copy of the 2007 Software International Plan has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report.

Purpose. The 2007 Software International Plan is intended to make available incentives that will assist CDC Software International in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Software International and its subsidiaries. CDC Software International may provide these incentives through the grant of share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash.

Shares Subject to 2007 Software International Plan. Subject to adjustments under certain conditions, the maximum aggregate number of CDC Software International Corporation Class A common shares, or CDC Software International Shares, that may be issued pursuant to all awards under the 2007 Software International Plan is 3,750,000. As of December 31, 2008, 2,100,000 options to purchase CDC Software International Shares have been granted under the 2007 Software International Plan. The options were to vest in equal installments on a quarterly basis over the three year period immediately following the consummation of an initial public offering of CDC Software International Shares, and have an expiration date on the seventh anniversary of the date of grant.

During 2008, CDC Software International provided each holder of outstanding 2007 CDC Software International Options with the option to cancel their 2007 CDC Software International Options and receive, in replacement, a certain amount of stock appreciation rights relating to common shares of CDC Corporation. Substantially all of the 2007 CDC Software International Options were cancelled, and none were exercisable as of December 31, 2008. CDC Software International does not intend to use the 2007 Plan in future periods.

In the event that additional options are granted under the 2007 Software International Plan, appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a share split or other change in CDC Software International’s capital structure. Shares as to which an award is granted under the 2007 Software International Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2007 Software International Plan. CDC Software International Shares covered by an award granted under the 2007 Software International Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The CDC Software Shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2007 Software International Plan will generally be the compensation committee of CDC Software International appointed by the CDC Software International Board of Directors. Subject to the provisions of the 2007 Software International Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between CDC Software International and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2007 Software International Plan and awards granted under it.

Eligibility. Awards may be granted under the 2007 Software International Plan to employees, directors, and consultants of CDC Software International or any related entity, including any parent, subsidiary or other business in which CDC Software International, any parent or subsidiary holds a substantial ownership interest. While CDC Software International grants “incentive stock options” only to employees, CDC Software International may grant non-qualified options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

Stock Options. The administrator may grant non-qualified options, “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified option may not be less than 85% of the fair market value of CDC Software International’s shares on the date of grant. The exercise price of each incentive stock option may not be less than the fair market value of CDC Software International’s shares on the date of grant. Any incentive stock option granted to a person who owns shares possessing more than 10% of the voting power of all classes of shares of CDC Software International or any parent or subsidiary must have an exercise price not less than 110% of the fair market value of CDC Software International’s shares on the date of grant and a term not exceeding five years. The term of all other options may not exceed seven years. The administrator may amend the exercise price of any option. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one year period following such cessation, but in any event not beyond the expiration of its term.

Share Appreciation Rights. A share appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of CDC Software International’s shares on the date of its exercise over the exercise price. CDC Software International generally pays the appreciation in shares, in accordance with the terms of the grantee’s award agreement. The administrator may grant share appreciation rights under the 2007 Software International Plan in tandem with a related option or as a freestanding award. A tandem share appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. The exercise price of a tandem share appreciation right shall be the exercise price per share under the related option. Freestanding share appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding share appreciation right shall not be less than 85% of the fair market value of CDC Software International’s shares on the date of grant. The maximum term of any share appreciation right granted under the 2007 Software International Plan is seven years.

Restricted Share Awards. The administrator may grant restricted share awards under the 2007 Software International Plan subject to vesting conditions determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted share awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted shares generally will lapse and his unvested restricted share will be forfeited back to CDC Software International one month following his termination of employment with CDC Software International for any reason unless the administrator otherwise determines in its sole discretion. Grantees holding restricted shares will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2007 Software International Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted shares in lieu of compensation otherwise payable in cash or in lieu of cash or shares otherwise issuable upon the exercise of options, share appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2007 Software International Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until CDC Software International shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2007 Software International Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in CDC Software International shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted shares, or any combination of these. Unless otherwise determined by the administrator, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee remained in service.

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

Amendment and Termination. The 2007 Software International Plan will continue in effect until the tenth anniversary of its approval by the shareholders, unless earlier terminated by CDC Software International’s board of directors. CDC Software International’s board of directors may amend, suspend or terminate the 2007 Software International Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the board of directors may not make any amendment in the 2007 Software International Plan that would, if such amendment were not approved by the shareholders, cause the 2007 Software International Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2007 Software International Plan or after termination of the 2007 Software International Plan.

CDC Software Corporation 2009 Stock Incentive Plan

CDC Software has adopted and we, as sole shareholder, have approved the CDC Software Corporation 2009 Stock Incentive Plan, or the 2009 Plan. A summary of the 2009 Plan is set forth below, and copy of the 2009 Plan has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report.

Purpose. The 2009 Plan is intended to make available incentives that will assist CDC Software in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Software and its subsidiaries. CDC Software may provide these incentives through the grant of share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash.

Shares Subject to 2009 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of CDC Software Corporation Class A common shares, or CDC Software Shares, that may be issued pursuant to all awards under the 2009 Plan is 3,750,000. Because the 2009 Plan was adopted by our board of directors and approved by us as sole shareholder in 2009, at December 31, 2008 no options to purchase CDC Software Shares have been granted under the 2009 Plan. During 2009, no grants were made under the 2009 Plan. The options will vest in equal installments on a quarterly basis over the three year period immediately following the consummation of an initial public offering of CDC Software Shares, and have an expiration date on the seventh anniversary of the date of grant.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a share split or other change in CDC Software’s capital structure. Shares as to which an award is granted under the 2009 Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2009 Plan. CDC Software Shares covered by an award granted under the 2009 Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The CDC Software Shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2009 Plan will generally be the compensation committee of CDC Software appointed by the CDC Software Board of Directors. Subject to the provisions of the 2009 Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between CDC Software and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2009 Plan and awards granted under it.

Eligibility. Awards may be granted under the 2009 Plan to employees, directors, and consultants of CDC Software or any related entity, including any parent, subsidiary or other business in which CDC Software, any parent or subsidiary holds a substantial ownership interest. While CDC Software grants “incentive stock options” only to employees, CDC Software may grant non-qualified options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

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

Share Appreciation Rights. A share appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of CDC Software’s shares on the date of its exercise over the exercise price. CDC Software generally pays the appreciation in shares, in accordance with the terms of the grantee’s award agreement. The administrator may grant share appreciation rights under the 2009 Plan in tandem with a related option or as a freestanding award. A tandem share appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. The exercise price of a tandem share appreciation right shall be the exercise price per share under the related option. Freestanding share appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding share appreciation right shall not be less than 85% of the fair market value of CDC Software’s shares on the date of grant. The maximum term of any share appreciation right granted under the 2009 Plan is seven years.

Restricted Share Awards. The administrator may grant restricted share awards under the 2009 Plan subject to vesting conditions determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted share awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted shares generally will lapse and his unvested restricted share will be forfeited back to CDC Software one month following his termination of employment with CDC Software for any reason unless the administrator otherwise determines in its sole discretion. Grantees holding restricted shares will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2009 Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted shares in lieu of compensation otherwise payable in cash or in lieu of cash or shares otherwise issuable upon the exercise of options, share appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2009 Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until CDC Software shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2009 Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in CDC Software shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted shares, or any combination of these. Unless otherwise determined by the administrator, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee remained in service.

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

Amendment and Termination. The 2009 Plan will continue in effect until the tenth anniversary of its approval by the shareholders, unless earlier terminated by CDC Software’s board of directors. CDC Software’s board of directors may amend, suspend or terminate the 2009 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the board of directors may not make any amendment in the 2009 Plan that would, if such amendment were not approved by the shareholders, cause the 2009 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2009 Plan or after termination of the 2009 Plan.

CDC Games International Corporation 2007 Stock Incentive Plan

CDC Games International has adopted and we, as sole shareholder, have approved the CDC Games International Corporation 2007 Stock Incentive Plan, or the 2007 Games International Plan. A summary of the 2007 Games International Plan is set forth below and 2007 Games International Plan, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report.

Purpose. The 2007 Games International Plan is intended to make available incentives that will assist CDC Games International to attract and retain key employees and to encourage them to increase their efforts to promote its business and the business of its subsidiaries. CDC Games International may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.

Shares Subject to 2007 Games International Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Class A common shares of CDC Games International Corporation which may be issued pursuant to all awards under the 2007 Games International Plan is 3,750,000. At December 31, 2008 options to purchase 1,718,000 of CDC Games International Shares have been granted under the 2007 Games International Plan. The options will vest in equal installments on a quarterly basis over the three year period immediately following the consummations of an initial public offering of CDC Games International Shares, and have an expiration date on the seventh anniversary of the date of grant.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change in CDC Games International’s capital structure. Shares as to which an award is granted under the 2007 Games International Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2007 Games International Plan. Shares covered by an award granted under the 2007 Games International Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The CDC Games shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2007 Games International Plan will generally be a committee appointed by the board of directors, which committee we intend to consist solely of two or more “outside directors” so that awards granted pursuant to the 2007 Games International Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2007 Games International Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between CDC Games International and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2007 Games International Plan and awards granted under it.

Eligibility. Awards may be granted under the 2007 Games International Plan to employees, directors, and consultants of CDC Games International or any related entity, including any parent, subsidiary or other business in which CDC Games International, any parent or subsidiary thereof holds a substantial ownership interest. While CDC Games International grants incentive stock options only to employees, it may grant non-qualified stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

Stock Options. The administrator may grant non-qualified stock options, “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified stock option may not be less than 85% of the fair market value of CDC Games International’s shares on the date of grant. The exercise price of each incentive stock option may not be less than the fair market value of CDC Games International’s shares on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10% of the voting power of all classes of stock of CDC Games or any parent or subsidiary thereof must have an exercise price not less than 110% of the fair market value of CDC Games International’s shares on the date of grant and a term not exceeding five years. The term of all other options may not exceed seven years. The administrator may amend the exercise price of any option. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one year period following such cessation, but in any event not beyond the expiration of its term.

Stock Appreciation Rights. A stock appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of CDC Games International shares on the date of its exercise over the exercise price. CDC Games International may pay the appreciation either in cash or in shares in accordance with the terms of the grantee’s award agreement. The administrator may grant stock appreciation rights under the 2007 Games International Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. The exercise price of a tandem stock appreciation right shall be the exercise price per share under the related stock option. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding stock appreciation right shall not be less than 85% of the fair market value of CDC Games International’s shares on the date of grant. The maximum term of any stock appreciation right granted under the 2007 Games International Plan is seven years.

Restricted Stock Awards. The administrator may grant restricted stock awards under the 2007 Games International Plan subject to vesting conditions determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted stock awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted stock generally will lapse and his unvested restricted stock will be forfeited back to CDC Games International one month following his termination of employment with CDC Games International for any reason unless the administrator otherwise determines in its sole discretion. Grantees holding restricted stock will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2007 Games International Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted stock in lieu of compensation otherwise payable in cash or in lieu of cash or shares of stock otherwise issuable upon the exercise of stock options, stock appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2007 Games International Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until CDC Games International’s shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2007 Games International Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in CDC Games International shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted stock, or any combination of these. Unless otherwise determined by the administrator, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee remained in service.

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

Amendment and Termination. The 2007 Games International Plan will continue in effect until the tenth anniversary of its approval by the shareholders, unless earlier terminated by CDC Games International’s board of directors. CDC Games International’s board of directors may amend, suspend or terminate the 2007 Games International Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the board of directors may not make any amendment in the 2007 Games International Plan that would, if such amendment were not approved by the shareholders, cause the 2007 Games International Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2007 Games International Plan or after termination of the 2007 Games International Plan.

CDC Games Corporation 2008 Stock Incentive Plan

CDC Games Corporation has adopted and we, as sole shareholder, have approved the CDC Games International Corporation 2008 Stock Incentive Plan, or the 2008 Games Plan. A summary of the 2008 Games Plan is set forth below and 2008 Games Plan, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to this Annual Report.

Purpose. The 2008 Games Plan is intended to make available incentives that will assist CDC Games to attract and retain key employees and to encourage them to increase their efforts to promote its business and the business of its subsidiaries. CDC Games may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.

Shares Subject to 2008 Games Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Class A common shares of CDC Games Corporation which may be issued pursuant to all awards under the 2008 Games Plan is 3,750,000. At December 31, 2008, no options to purchase CDC Games Shares have been granted under the 2008 Games Plan. The options will vest in equal installments on a quarterly basis over the three year period immediately following the consummations of an initial public offering of CDC Games Shares, and have an expiration date on the seventh anniversary of the date of grant.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change in CDC Games’ capital structure. Shares as to which an award is granted under the 2008 Games Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2008 Games Plan. Shares covered by an award granted under the 2008 Games Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The CDC Games shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2008 Games Plan will generally be a committee appointed by the board of directors, which committee we intend to consist solely of two or more “outside directors” so that awards granted pursuant to the 2008 Games Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2008 Games Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between CDC Games and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2008 Games Plan and awards granted under it.

Eligibility. Awards may be granted under the 2008 Games Plan to employees, directors, and consultants of CDC Games or any related entity, including any parent, subsidiary or other business in which CDC Games, any parent or subsidiary thereof holds a substantial ownership interest. While CDC Games grants incentive stock options only to employees, it may grant non-qualified stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

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

Stock Appreciation Rights. A stock appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of CDC Games shares on the date of its exercise over the exercise price. CDC Games may pay the appreciation either in cash or in shares in accordance with the terms of the grantee’s award agreement. The administrator may grant stock appreciation rights under the 2008 Games Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. The exercise price of a tandem stock appreciation right shall be the exercise price per share under the related stock option. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding stock appreciation right shall not be less than 85% of the fair market value of CDC Games’ shares on the date of grant. The maximum term of any stock appreciation right granted under the 2008 Games Plan is seven years.

Restricted Stock Awards. The administrator may grant restricted stock awards under the 2008 Games Plan subject to vesting conditions determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted stock awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted stock generally will lapse and his unvested restricted stock will be forfeited back to CDC Games one month following his termination of employment with CDC Games for any reason unless the administrator otherwise determines in its sole discretion. Grantees holding restricted stock will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2008 Games Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted stock in lieu of compensation otherwise payable in cash or in lieu of cash or shares of stock otherwise issuable upon the exercise of stock options, stock appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2008 Games Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until CDC Games’ shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2008 Games Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in CDC Games shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted stock, or any combination of these. Unless otherwise determined by the administrator, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee remained in service.

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

Amendment and Termination. The 2008 Games Plan will continue in effect until the tenth anniversary of its approval by the shareholders, unless earlier terminated by CDC Games’ board of directors. CDC Games’ board of directors may amend, suspend or terminate the 2008 Games Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the board of directors may not make any amendment in the 2008 Games Plan that would, if such amendment were not approved by the shareholders, cause the 2008 Games Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2008 Games Plan or after termination of the 2008 Games Plan.

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

Terms of Directors and Executive Officers

Our board of directors is divided into three classes, each class having a term of three years. Each year the term of one class expires and nominees for membership in that class are eligible to be elected at the relevant annual meeting of shareholders. All directors hold office until the relevant annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers are elected by and serve at the discretion of the board of directors. Information relating to the terms of office of our board members is set forth herein under Item 6.A., “Directors, Senior Management and Employees, Directors and Senior Management.”

Pursuant to that certain amended and restated Executive Services (CEO) Agreement by and among each of CDC, APOL and Mr. Yip dated as of December 2008, as amended, so long as: (i) Mr. Peter Yip, or together with his immediate family, is the beneficial owner of more than 50% of APOL; and (ii) APOL beneficially owns at least 5% of our Class A common shares, APOL has the right to designate a director to serve on our board.

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

Committees of the Board of Directors

During the fiscal year ended December 31, 2008, CDC Corporation’s Board of Directors had four standing committees:

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

As of June 15, 2009, Messrs. Ch’ien, Yip, Wong and Clough served on the executive committee, with Mr. Clough serving as chairman.

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

As of June 15, 2009, Messrs. Britt, Clough, Wang and Wong serve on the audit committee with Mr. Britt serving as chairman.

The compensation committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers our 2005 Stock Option Plan, our 1999 Stock Option Plan, the Ross 1998 Stock Option Plan and our 2004 Employee Share Purchase Plan. As of June 15, 2009, Messrs. Ch’ien, Clough and Wang served on the compensation committee with Mr. Wang serving as chairman.

The nominating committee formulates and reviews appropriate criteria to be used in connection with selection of persons to serve on our board of directors and assesses and recommends nominees for election to our board of directors by shareholders at our annual general meeting. As of April 30, 2009 Messrs. Britt and Wong served on the nominating committee with Mr. Britt serving as chairman.

Subsidiary Boards of Directors

As of June 15, 2009:

•	The Board of Directors of CDC Software Corporation was comprised of: Raymond Ch’ien, Yip Hak Yung, Peter, Carrick John Clough, Wong Kwong Chi, Simon, Wong Chung-Kiu, and Francis Kwok-Yu Au.

•	The Board of Directors of CDC Games Corporation was comprised of: Yip Hak Yung, Peter, Wang Cheung Yue, Fred, Wong Kwong Chi, Simon, Francis Kwok-Yu Au and Dr. Lam Lee G.

•	The Board of Directors of China.com was comprised of: Yip Hak Yung, Peter, Dr. Cheng Loi, Dr. Ch’ien Kuo Fung, Raymond, Wong Sin Just, Wang Cheung Yue, Fred, Dr. Lam Lee G. and Anson Wang.

D.	Employees

As of December 31, 2008, we had approximately 2,227 full-time, part-time and temporary employees, as compared to 3,125 as of December 31, 2007 and 2,839 as of December 31, 2006. Of our 2,227 employees at December 31, 2008, approximately 1,248 are in professional services and consulting positions, 269 are in sales, marketing and business development positions, 433 are in research and development positions, and 261 are in various finance, back office and administration positions. Further, of such 2,227 persons, approximately 988 are employed in the Americas, 374 in Europe, and 865 in Australia, Hong Kong, the PRC and Asia.

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

Beneficial ownership of our Class A common shares by our directors, senior executive officers and other major shareholders is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to those shares. In computing the number of Class A common shares beneficially owned by a person, and the percentage ownership of that person, Class A common shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 2008 are deemed beneficially owned and outstanding, but such Class A common shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person.

As of June 15, 2009, none of our directors and senior executive officers, except for Mr. Yip, beneficially owns more than 1% of our Class A common shares. Mr. Yip is the beneficial owner of approximately 22.49% of our Class A common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a publicly owned corporation, and our Class A common shares are owned by U.S. residents and residents of other countries. As of March 31, 2009, we were not directly owned or controlled by another corporation or by any foreign government, and a total of 641 shareholders of record were U.S. residents holding approximately 80% of our Class A common shares. Holders of our Class A common shares do not have different voting rights.

The following table sets forth information concerning each person known by us who beneficially own 5% or more of our Class A common shares as of December 31, 2008:

	Beneficial Ownership
Shareholder	Shares	Percent
Asia Pacific Online Limited(1)	23,865,250	22.49%
Xinhua News Agency(2)	7,362,734	6.9%
Jayhawk China Fund (Cayman) Ltd.(3)	6,194,023	5.8%

*	Based on 106,095,899 CDC Corporation Class A common shares outstanding as of March 31, 2009.
(1)	Such amount, includes 16,866,251 Class A common shares and 6,999,999 options/stock appreciation rights (SARs). As of April 30, 2009, APOL held 11,987,253 Class A common shares and 6,809,999 options/SARs (of which 898,750 will become exercisable within 60 days of April 30, 2009). APOL is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children. 4,878,998 of such Class A common shares are held by the spouse of Mr. Yip. Mr. Yip holds 190,000 of such options, 31,666 of which are exercisable within 60 days of April 30, 2009.
(2)	Xinhua holds our shares through a wholly-owned subsidiary, Golden Tripod Technology Limited.
(3)	Based upon Amendment No. 3 to a Schedule 13-G/A filed jointly by Jayhawk Capital Management, L.L.C., or JCM, Jayhawk China Fund (Cayman) Ltd., or JCF, and Kent McCarty, with the Securities and Exchange Commission on February 13, 2009, JCF beneficially owns 6,194,023, or 5.8% of our Class A common shares . JCM is the manager and investment advisor of JCF, and Mr. McCarthy is the manager of JCM. As a result of the relationship of Mr. McCarthy to JCM and JCM to JCF, each of Mr. McCarthy, JCM and JCF may be deemed to have shared power to vote, or direct the vote of, and dispose, or direct the disposition of, the Class A common shares as held by JCF representing an aggregate of 6,194,023 Class A common shares, or 5.8%. As of March 20, 2008 JCM and its affiliates owned approximately 8.68% of our outstanding shares.

For a discussion of risks associated with the holdings of our major shareholders, see Item 3.D., “Key Information – Risk Factors – Risks Relating to Our Class A Common Shares”.

B.	Related Party Transactions

BBMF Group Inc. In January 2007, we entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which we provided a US$3.0 million loan to BBMF, for working capital purposes and to accelerate the business expansion of the BBMF group of companies. In January 2008 all principal amounts outstanding together with interest accrued thereon was converted into common shares of BBMF Group Inc. In addition, in December 2007, CDC Games entered into a purchase agreement with an existing shareholder of BBMF Inc. to purchase 346,800 shares of BBMF, Inc. for aggregate consideration in the amount of $6.8 million. Under the purchase agreement, CDC Games transferred $6.8 million to an escrow account in December 2007. The share purchase was completed by CDC Games in January 2008. Subsequent to CDC’s investment, BBMF, Inc. distributed all of the shares of BBMF Group, Inc. held by it to its shareholders on a pro rata basis and BBMF, Inc. Currently, CDC Games directly owns approximately 19.9% of BBMF Group, Inc.

As of December 31, 2008, BBMF Group Inc. is owned 16.07% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of CDC Corporation. In addition, Mr. Antony Ip serves as the chairman and a director of BBMF. Antony Ip is the son of Peter Yip. During 2008, Mr. Ip terminated his employment with CDC Corporation and resigned from his responsibility to serve as a director and chief strategy officer of CDC Games.

Golden Tripod. For the year ended December 31, 2006 and 2007, we paid management fees of approximately $77,000 and $44,870, respectively, to Golden Tripod Limited, an entity affiliated with Xinhua, one of our major shareholders, for the provision of general management services to us, including consultancy fees of consultants provided by Golden Tripod Limited.

Asia Pacific Online Limited

On April 12, 2006, Mr. Peter Yip, Asia Pacific Online Limited, or APOL, and a subsidiary of CDC Corporation entered into an Executive Services (CEO) Agreement (the “CEO Services Agreement”) pursuant to which APOL agreed to provide the services of Mr. Yip as the Chief Executive Officer and Vice Chairman of the Company.

On December 19, 2008, our board approved an amendment and restatement of the CEO Services Agreement to provide for, among other things, a modified and renewed term, an expanded scope of services and a modification of the compensation package payable to APOL for the services of Mr. Yip. An Amended and Restated Executive Services (CEO) Agreement by and among Mr. Yip, an affiliate of ours and APOL became effective on December 19, 2008.

Under the Amended and Restated Services (CEO) Agreement, if the agreement with APOL is terminated for any reason other than cause, Mr. Yip’s death or by APOL by giving six (6) months advance notice, the Quarterly Vest Options accelerate and fully vest. In addition, in the event that Mr. Yip’s death or disability is tangibly related to the performance of the duties by Mr. Yip for us, then the Quarterly Vest Options shall accelerate and fully vest.

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

In addition, as long as APOL holds at least 5% of our Class A common shares, and so long as Mr. Yip or together with one of his family beneficially own more than 50% of APOL, APOL will be entitled to nominate one director to our board, subject to the shareholders electing such nominee as a director at the next general meeting of shareholders. APOL and Mr. Yip have also agreed to a non-competition period of twelve (12) months after the termination of the agreement. In addition, we have agreed to reimburse all medical expenses incurred by Mr. Yip and his immediate family during the 36 months prior to the date of the agreement.

In March 2009, the compensation committee of our board reviewed and approved revised individual goals and objectives relevant to the compensation of Mr. Yip, resulting in an amendment of the Amended and Restated Executive Services (CEO) Agreement. The agreement provides that APOL shall receive, in exchange for Mr. Yip’s services, the following cash and equity-based compensation, in addition to existing equity incentives held by Mr. Yip and APOL:

•	a one-time upfront cash payment in the amount of $1.0 million payable promptly upon execution of an amended CEO Services Agreement;

•

an annual cash remuneration, payable as a Management Fee under Section 4.1 of the CEO Services Agreement, in the aggregate amount of $1.175 million per year (of which APOL was paid a prorated amount for the balance of fiscal 2008), as compensation for Mr. Yip’s services as CEO of CDC Corporation, as well as for his services as CEO of each of the Company’s CDC Software, CDC Games and China.com subsidiaries. Such amount will be reduced by specified increments if, at any time during the term of the amended CEO Services Agreement, Mr. Yip ceases to provide CEO services to the Company or one or more of such subsidiaries as a result of the occurrence of specified corporate events. Further, $150,000 of such $1.175 million annual base salary is subject to the approval of the independent members of the board of directors of China.com;

•

a potential cash bonus (the “EBITDA Bonus”), payable in arrears, of up to $200,000 per fiscal quarter (commencing with the first fiscal quarter of 2009) that is linked to the Company’s Adjusted EBITDA performance for such fiscal quarter, such that in the event that the Company’s Adjusted EBITDA performance for any given quarter (the “EBITDA Performance”): (i) meets or exceeds an Adjusted EBITDA target for Mr. Yip set in advance (the “Adjusted EBITDA Target”), Mr. Yip would receive 100% of the EBITDA Bonus for such quarter; (ii) is equal to or greater than 90% of the Adjusted EBITDA Target, Mr. Yip would receive a pro-rata amount of the EBITDA Bonus corresponding to the percentage of the Adjusted EBITDA Target so achieved for such quarter; and (iii) is below 90% of the Adjusted EBITDA Target, no EBITDA Bonus would be payable for such quarter;

•

a cash bonus of $175,000 upon the achievement of at least $18.7 million in savings of interest charges that would otherwise have been payable to non affiliates as a result of purchases by the Company or its affiliates of its 3.75% Convertible Exchangeable Debentures due 2011 (the “Notes”), and (ii) another payment of $175,000 upon the successful achievement of the payment, modification or discharge, outside of any proceeding seeking or obtaining protection against creditors, of the entire $168 million principal balance of Notes effective prior to November 10, 2009, such that the Holder Redemption Put Right (as defined in the Notes) is avoided or eliminated.

•

a potential cash bonus of up to an additional $1.15 million, in increments of $350,000 each, for the successful completion of specified strategic objectives of the Company established by the Board and to be set forth in the amended CEO Services Agreement; and

•

a one-time award on the Grant Date of additional options to purchase 900,000 common shares of the Company under its 1999 Stock Option Plan at an exercise price of $1.29 per common share, which options shall vest in equal quarterly installments over an eighteen (18) month period from the Grant Date.

The Amended and Restated CEO (Services) Agreement expires on June 19, 2010.

Employment Agreements

CDC Corporation

Loren Wimpfheimer. In June 2009, CDC Software Corporation entered into an employment agreement with Mr. Wimpfheimer. Under the terms of the employment agreement, Mr. Wimpfheimer may terminate employment by providing ninety (90) days advance notice in writing. In the event that CDC Software terminates Mr. Wimpfheimer’s employment without cause, he is entitled to his base compensation for a period of two (2) months with an additional one (1) month of base compensation for each year of service up to a maximum of twelve (12) months, after such termination.

CDC Software

Bruce Cameron. In June 2008, CDC Software entered into an employment agreement with Mr. Cameron. Under the terms of the employment agreement, either party may terminate Mr. Cameron’s employment upon ninety (90) days’ advance notice in writing, and Pivotal Corporation may terminate Mr. Cameron’s employment for cause. In the event Pivotal Corporation terminates Mr. Cameron’s employment without cause, he is entitled to his base compensation for a period of three (3) months with an additional one (1) month of base compensation for each year of service up to a maximum of twelve (12) months, after such termination.

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

Alan MacLamroc. In March 2007, Ross Systems, one of our wholly-owned subsidiaries, entered into an employment agreement with Mr. MacLamroc. Under the terms of the employment agreement, either party may terminate Mr. MacLamroc’s employment at any time with or without notice, and Ross Systems may terminate Mr. MacLamroc’s employment for cause.

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

Ian Whitehouse. In May 2003, OpusOne Technologies International Inc., an affiliate of CDC Corporation, entered into an employment agreement with Mr. Whitehouse. Under the terms of the employment agreement, either party may terminate Mr. Whitehouse’s employment upon three months’ advance notice in writing, and we may terminate Mr. Whitehouse’s employment for cause. In the event we terminate Mr. Whitehouse’s employment without cause, he is entitled to payment of his base compensation for a period of three (3) months after such termination.

C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2008 commencing on page F-1 of this Annual Report.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A common shares have been quoted on NASDAQ under the symbol “CHINA” since our IPO on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. The following table sets forth, for the years indicated, the high and low closing prices per share as reported on NASDAQ. On December 31, 2008, the closing price for our Class A common shares on NASDAQ was $1.15 per share.

	Closing prices
	High	Low
	(in U.S. dollars per share)
2004:
Annual	12.65	4.05

2005:
Annual	4.48	2.40

2006:
Annual	9.50	3.19

2007:
First quarter	10.94	8.48
Second quarter	9.54	7.89
Third quarter	9.84	6.93
Fourth quarter	8.51	3.74
Annual	10.94	3.74

2008:
First quarter	4.56	3.53
Second quarter	4.14	2.49
Third quarter	3.09	1.81
Fourth quarter	1.87	0.70
Annual	4.56	0.70

Past six calendar months:
December 2008	1.29	0.80
January 2009	0.94	0.79
February 2009	1.14	0.73
March 2009	1.44	0.75
April 2009	1.76	1.11
May 2009	1.29	1.20

A.	Plan of Distribution

Not applicable.

B.	Markets

Our Class A common shares have been traded on NASDAQ under the symbol “CHINA” since our IPO on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. There can be no assurance we can continue to satisfy the relevant criteria for maintaining our listing on NASDAQ.

C.	Selling Shareholders

Not applicable.

D.	Dilution

Not applicable.

E.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The following description of the terms and provisions of our amended and restated memorandum and articles of association, as amended, a copy of which are attached as exhibits to this Annual Report on Form 20-F.

General

We are a Cayman Islands company and operate under the Cayman Islands Companies Law (2007 Revision) of the Cayman Islands, or the Companies Law. Our company number is No. CR-74277. Our corporate objectives and purpose are unrestricted.

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

The Board may exercise all our powers to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any of our debts, liabilities, or obligations or those of any third party.

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

Redemption of Shares. We may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may determine.

Variations of Rights of Shares

If at any time the our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of our memorandum and articles of association and the Companies Law, be varied or abrogated with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class.

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

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place, and agenda of the meeting, particulars of the resolutions to be considered at the meeting and in the case of special business (as defined in Article 81 of our Amended and Restated Articles of Association) the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to:

(i)	all members, other than those that, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from us;

(ii)	the Auditors; and

(iii)	for so long as our shares are listed on the Exchange, the Exchange.

Notwithstanding that a meeting of the Company is called by shorter notice than that referred to in Article 76 of our Amended and Restated Articles of Association, it shall be deemed to have been duly called if it is so agreed:

(i)	in the case of a meeting called as an annual general meeting, by all the members of the Company entitled to attend and vote thereat or their proxies; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

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

Disclosure of Shareholder Ownership

There are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of our Amended and Restated Memorandum and Articles of Association and to any direction that may be given by us in a general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share including the Preferred Shares may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such times and for such consideration as the Board may determine. We may, in a general meeting, from time to time, whether or not all the shares for the time being authorized shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution, increase our share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

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

JRG Software Inc. In January 2006, CDC Software acquired the assets of JRG, a provider of on-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS). In connection with the acquisition, we made an advance payment of $25,000 plus a closing payment of $0.4 million. In addition, to the closing payment, we made a hold back payment of $0.1 million less post-closing adjustments.

Horizon Companies. In February 2006, we acquired, through our 51%-owned subsidiary, Software Galeria, certain assets of Horizon Companies related to the provision of outsourced IT support and consulting services. Under the terms of the asset purchase agreement, we paid $0.6 million in cash at closing and paid an additional $0.6 million of cash consideration in installments during 2006. We also agreed to pay additional cash consideration of $1.0 million in 2006 and 2007 in the event 2006 EBITDA and 2007 EBITDA generated from the purchased assets was, in each such year, at least $1.35 million. Additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 EBITDA and 2008 EBITDA is less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. In addition, we agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event that certain conditions are met including, but not limited to, the EBITDA generated from the purchased assets exceeding specified targets during each of 2006, 2007 and 2008. As of June 2009, we have not issued any portion of such equity interest. However, if we issue the sellers any equity in the future, the sellers shall have the right to put their equity interest back to us between April 2009 and April 2011 at a fixed valuation.

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

c360 Solutions Incorporated. In April 2006, we acquired 100% of the shares of c360 Solutions Incorporated, a provider of add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform. Under the terms of the stock purchase agreement, we paid $1.25 million of cash and issued 50,000 of our unregistered Class A common shares at closing. In addition, we paid $0.9 million of additional cash consideration in January 2007 and paid $0.9 million of additional cash consideration in October 2007. We also agreed to issue to the sellers an additional 50,000 of our unregistered Class A common shares every three months through the twenty-one month anniversary of closing. As of June 2009, we have issued an aggregate of 600,000 shares of our class A common shares under this agreement as certain milestone targets were achieved.

OST International, Inc. In June 2006, we acquired 100% of the shares of OST International, Inc., an outsourced IT support and consulting services provider. Under the terms of the stock purchase agreement, we paid $3.0 million in cash at closing. In addition, we agreed to issue to the selling shareholder $0.3 million of our unregistered Class A common shares prior to June 15, 2008 and agreed to issue an additional $0.2 million of our unregistered Class A common shares prior to June 15, 2009. We also agreed to pay additional cash consideration in the amounts of $0.3 million and $0.4 million in the event 2007 adjusted earnings before interest, income taxes, depreciation and amortization, or EBITDA, and 2008 EBITDA for OST International is $1.35 million and $1.45 million, respectively. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 EBITDA and 2008 EBITDA are less than or greater than the targeted EBITDA amounts. No variable consideration was paid to the selling shareholder with respect to 2007 and 2008 EBITDA.

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

MVI Holdings Limited. In October 2006, our subsidiary, Ross Systems, entered into an agreement to acquire 100% of the shares of MVI Holdings Limited, or MVI, a provider of real-time performance management solutions for the food and beverage, consumer products, pharmaceuticals and chemicals industries. Under the terms of the agreement, Ross Systems paid approximately $6.0 million of cash at closing, subject to various adjustments. In addition, Ross Systems agreed to pay up to a maximum of $12.0 million of additional consideration based upon the revenues of MVI in each of the first three years following the closing.

In September 2008, Ross Systems entered into an addendum to the purchase agreement pursuant to which Ross Systems extended the earn out period to include a fourth year and provided that the amounts payable for the third and fourth years would equal a percentage of adjusted operating profit, as defined in the addendum. MVI’s revenues must exceed $6.0 million during each 12 month period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional consideration is subject to adjustment in the event of breaches of representations and warranties, and various other adjustments.

Internal Restructuring Agreement. In December 2006, we completed our plans for an internal restructuring of CDC Games under which CDC Games was moved from within China.com to become a direct business unit of CDC Corporation. A part of this restructuring, 17game was also transferred to CDC Games. The independent shareholders of China.com, presented in person or by proxy at China.com’s shareholders meeting, approved the restructuring. In connection with the restructuring, CDC Games entered into a stock purchase agreement whereby it acquired all issued and outstanding shares of its common stock from China.com for a purchase price of $110 million. Of such amount, $50 million was paid in cash at closing and $60 million was funded through CDC Games’ issuance of a note bearing interest at 5% per annum, due June 28, 2008. This note was paid in full in June 2008. Additionally, CDC Games agreed to pay up to an additional $25 million, subject to adjustment, to China.com in the event it completes a successful listing of its shares on certain recognized stock exchanges before December 29, 2007 and its market capitalization on such exchange or exchanges is greater than $110 million during such time. In connection with the restructuring, a valuation was performed by an independent appraisal firm. The additional consideration payments are also subject to hold back in the event of breaches of representations and indemnified liabilities.

Vis.align, Inc. In December 2006, we acquired Vis.align, Inc., an enterprise solutions and IT services company, via merger. Under the terms of the merger agreement, we paid approximately $6.5 million of cash at closing, subject to various adjustments. In addition, we agreed to pay up to a maximum of $5.7 million of additional consideration based upon 2007 and 2008 revenues. Revenues must exceed $20 million during each annual period for any additional consideration to be payable for that period. Any additional consideration may be paid 60% in the form of cash and 40% in the form of our unregistered Class A common shares. The additional consideration payments are also subject to hold back in the event of breaches of representations and warranties, and various other adjustments. As of June 2009, no additional consideration has been paid with respect to this acquisition.

BBMF Group Inc. In January 2007, we entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which we provided a US$3.0 million loan to BBMF, for working capital purposes and to accelerate the business expansion of the BBMF group of companies. In January 2008 all outstanding principal amounts outstanding together with interest accrued thereon was converted into common shares of BBMF Group Inc. In addition, in December 2007, CDC Games entered into an agreement with an existing shareholder of BBMF Inc. to purchase 346,800 shares of BBMF, Inc. Subsequent to CDC’s investment, BBMF, Inc. distributed all of the shares of BBMF Group, Inc. held by it to its shareholders on a pro rata basis and BBMF, Inc. Currently, CDC Games directly owns approximately 19.9% of BBMF Group, Inc.

Respond Group Limited. In February 2007, our subsidiary, Ross Systems, entered into an agreement to acquire 100% of the shares of Respond Group Limited, or Respond, a provider of enterprise class complaints, feedback and customer service solutions. Under the terms of the share purchase agreement, Ross Systems paid approximately $15.0 million of cash at closing, subject to various adjustments. In addition, Ross Systems agreed to pay up to a maximum of $14.0 million of additional cash consideration based upon Respond’s 2007, 2008 and 2009 revenues. Among other limitations and restrictions, Respond’s revenues must exceed $12 million during each annual period for any additional consideration to be payable for that period. No additional consideration has been paid to date. Any additional compensation would be subject to hold back in the event of breaches of representations and warranties, and various other adjustments.

Saratoga Systems Inc. In April 2007, our subsidiary, CDC Software, Inc., entered into an agreement to acquire through a merger Saratoga Systems Inc., a provider of enterprise CRM and wireless CRM applications. Under the terms of the agreement, CDC Software, Inc. agreed to pay not more than $35 million in cash in connection with the merger, with $30 million paid at closing and $5.0 million placed into escrow for an 18 month period and subject to hold back in the event of breaches of representations and warranties and various other adjustments. In October 2008, CDC Software, Inc. asserted claims in an aggregate amount of $5.5 million against the amounts held in escrow and the former shareholders of Saratoga alleging breaches of representations and warranties under the merger agreement resulting from, among other things, the patent infringement lawsuit brought against us by SFA Systems Inc. This dispute with the former shareholders of Saratoga is currently in arbitration.

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

Catalyst International, Inc. In September 2007, our parent, CDC Software International, entered into an agreement to acquire through a merger Catalyst International, Inc., which has two business segments: (i) provision of integrated supply chain execution software that manages the physical movement and storage of goods at or between locations, facilitates information and product flow in an extended supply chain network and provides an analysis of execution and process activities, and (ii) a SAP consulting practice for customers running the SAP R/3 or mySAP.com platforms. Catalyst believes that their solution allows its customers to optimize the performance of their enterprise supply chains. Under the terms of the agreement, CDC Software International agreed to pay up to $29.5 million, with $25 million in cash paid at closing and $4.5 million placed into escrow for a 24 month period and subject to hold back in the event of breaches of representations and warranties and other adjustments.

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

Integrated Solutions Limited. In March 2008, we announced that we had completed our acquisition of a 51 percent stake in Integrated Solutions Limited, a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. Under the terms of a subscription agreement and a stock purchase agreement with Integrated Solutions Limited, certain of its subsidiaries and other sellers, we paid approximately $0.8 million at closing for our majority interest in Integrated Solutions Limited.

Inter-Company Promissory Note. In December, 2006, CDC Games Corporation and China.com Capital Ltd., or CCL, a wholly owned subsidiary of China.com entered into an inter-company promissory note in the principal amount of $60.0 million, having a maturity date of June 28, 2008. On June 27, 2008, China.com declared and paid a cash dividend to its shareholders in the aggregate amount of $74.1 million. Of such amount, approximately $57.5 million was paid to us and the remaining $16.6 million was paid to the independent minority shareholders of China.com. On June 27, 2008, we transferred an aggregate of $64.5 million to CDC Games. CDC Games subsequently paid CCL the entire balance of $64.5 million of principal and interest due and payable under the promissory note.

Dynamic Business Consultants. In July 2008, we acquired all of the assets of Dynamic Business Consultants, or DBC, an Australian based vendor specializing in Microsoft Dynamics Great Plains solutions. Under the terms of the agreement, we paid approximately $832,000 at closing for such majority interest in DBC.

Note Purchase Agreements

As described herein, in November 2006, we issued $168 million in aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011, or the convertible notes.

As of May 2009, our wholly owned affiliate had purchased or entered into an agreement to purchase approximately $89.0 million in aggregate principal amount of the convertible notes of which $74.0 million was paid in cash and the remaining portion in unsecured promissory notes in an aggregate principal amount of $15.0 million. These promissory notes accrue simple interest at the rate of 8% per annum with principal of $7.0 million and $8.0 million, plus accrued interest, payable in March 2010 and September 2010, respectively.

Additionally, in April 2009, that same CDC affiliate entered into definitive agreements to purchase an additional $36.8 million in aggregate principal amount of the Notes. The agreements relating to the purchases of the Notes that we have entered into contain waivers of the selling convertible note holder’s rights to assert certain pre-purchase claims relating to the Notes, against us or our affiliates, and also contain provisions releasing us from certain ongoing liabilities with respect to the Notes. Upon completion of these transactions, which are subject to certain closing conditions but are expected to close no later than August 15, 2009, we expect that we will have acquired or entered into an agreement to purchase an aggregate of $125.8 million, or approximately 74%, in aggregate principal amount of the Notes.

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

Differences in Corporate Law

We are a Cayman Islands exempted company and our affairs are governed by, among other things, the Companies Law (2007 Revision) of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our ordinary shares. The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does provide for mergers as that expression is generally understood under the corporate laws of the various states of the United States. In addition Cayman Islands law does have statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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

Restrictions on Nonresident or Foreign Shareholders

Under Cayman Islands law there are no limitations on the rights of nonresident or foreign shareholders to hold or vote our Class A ordinary shares.

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

United States Federal Income Taxation

The following summary sets forth certain material United States Federal income tax consequences 175 of the purchase, ownership and disposition of the Class A common shares as a capital asset. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date of this Annual Report, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of U.S. Federal income tax which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt entities, U.S. holders, as defined below, liable for alternative minimum tax, persons holding Class A common shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction for U.S. tax purposes, persons that enter into a constructive sale transaction with respect to Class A common shares, persons holding 10% or more of our voting shares or U.S. holders whose functional currency as defined in Section 985 of the Code is not the U.S. dollar. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of Class A common shares who purchase Class A common shares as capital assets, or property held for investment within the meaning of Section 1221 of the Code.

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

Passive Foreign Investment Company Status

In General. We do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008, based upon our analysis of: (1) our assets held at the end of each quarter of our taxable year ending December 31, 2008, and (2) our income for our taxable year ended December 31, 2008. However, the PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules. There can be no assurance that the IRS will not successfully contend, or that a court would not otherwise conclude, that we are a PFIC. Accordingly, prospective investors are strongly urged to consult with their tax advisor as to the effects of the PFIC rules.

Further, the PFIC determination is made annually, and therefore may be subject to change in future years. Thus, we can provide no assurance that we will not be classified as a PFIC in 2009 and beyond. However, we will take steps to reduce the possibility of being a PFIC for 2009 and beyond. The determination of whether we would become a PFIC in a future tax year would be principally based upon:

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

Each U.S. holder who desires QEF treatment must separately make a QEF election. In general, the first U.S. person in a chain of ownership may make the QEF election. For example, a U.S. partnership makes the QEF election on behalf of its U.S. partners. To avoid the excess distribution rules, the election must be made beginning with the first year in the U.S. holder’s holding period in which the company qualifies as a PFIC (see the discussion of the “once a PFIC, always a PFIC” rule above). To make a QEF election you will need to have an annual information statement from the PFIC setting forth the earnings and capital gains for the year. We will make our 2008 PFIC annual information statement and other PFIC-related information available upon request. Any such information provided upon request does not constitute a part of this Annual Report.

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

We have made our 2005, 2006, 2007 and 2008 PFIC annual information statements and other PFIC-related information available under a link entitled “Tax Information” under the “Investor Relations” section on our corporate website which you may access at . Information contained on our website does not constitute a part of this Annual Report.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. As such, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file an Annual Report on Form 20-F no later than six months after the end of our fiscal year, which is December 31. Copies of the this Annual Report on Form 20-F and its accompanying exhibits, as well as reports and other information, when filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may access the Securities and Exchange Commission’s Web site at Error! Hyperlink reference not valid. Class A common shares are listed for trading on NASDAQ under the symbol “CHINA”. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Market risk is the risk related to adverse changes in market prices of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business. In addition, we are exposed to investment risks due to our investment holdings of available-for-sale debt securities. Our market risk exposure categories at December 31, 2008 are the same as the categories at December 31, 2007. Our quantitative exposures within those categories at December 31, 2008 have decreased from the exposures at December 31, 2007. Certain risks such as interest rate and credit risk have also decreased due to lower balances of securities during the year ended December 31, 2008. The amount of the carrying value on our “available for sale” investments is the same as the fair value because we have marked our investments to market at the end of the period (through Accumulated Other Comprehensive Income when gains/losses are deemed to be temporary and through the Income Statement when losses are deemed to be other than temporary). Investments that are held to maturity are stated at their original cost and gains/losses are not recognized in the Income Statement until they are realized.

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our short-term and long-term available-for-sale debt securities. We are most vulnerable to changes in short-term U.S. interest rates. In general, when interest rates change, the price of a fixed-coupon bond change will generally change in the opposite direction. When interest rates increase, a bond’s value drops. If we were to sell securities under such adverse interest rate conditions, we could lose some of our principal. Historically, the fluctuation in value of our debt portfolio has not exceeded 5% although there can be no guarantee that our portfolio will not experience greater fluctuations in the future.

As of December 31, 2007 and 2008, we had invested $74.6 million and $16.5 million, respectively, in fixed and variable rate debt securities which are denominated in US dollars. At December 31, 2007, our debt securities balances included $30.9 million of restricted debt securities set aside as collateral pursuant to $30.0 million in drawdowns under our credit and repurchase facilities. At December 31, 2008, our debt securities balances included $5.4 million of restricted debt securities set aside as collateral pursuant to $2.3 million in drawdowns under our credit and repurchase facilities.

The following table sets forth information as of December 31, 2008 about our debt security investments that are sensitive to changes in interest rates:

	Expected maturities, in thousands
	2009	2010	2011
	(in millions of U.S. dollars, except percentages)
Debt securities:
Unsecured	$5.4	$0.0	$0.0
Fixed Rate
Secured	$5.4	$0.0	$0.0
Fixed Rate
Total	$10.8	$0.0	$0.0

Foreign Exchange Risk. Most of our monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, Hong Kong dollars, RMB, and U.S. dollars. We do not use derivatives to hedge against foreign currency fluctuations. As exchange rates in these currencies vary, our revenues and operating results, when translated, may be adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the year ended December 31, 2008 was not material. All of our debt securities are US-dollar denominated and therefore not subject to foreign currency risk. However, as long as we continue to rely on US-dollar denominated interest income for a significant portion of our cash flows and use this to support our operations, any material depreciation of the U.S. dollar against currencies of the countries where we have operations might have a negative effect on our cash flows.

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

Credit Default and Investment Risk. When we purchase debt securities as part of our treasury management program, we are subject to risks that can reduce the value of our investments. The primary factors that can cause significant fluctuations or a decline in the fair market value of our investments include:

•	the issuer’s actual or perceived credit quality;

•	increased write-downs for goodwill or intangible assets;

•	declining revenues or earnings that fall short of expectations; and

•	inability to comply with financial instrument covenants.

These and other indicators could reduce the value of our investments due to:

•	reduced liquidity;

•	ratings downgrades, or a negative outlook by credit agencies;

•	a decline in the price of an issuer’s equity or debt securities; or

•	an issuer being placed on CreditWatch.

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

We are exposed to the risk of default by the issuers of our debt securities. We can quantify the risk by dividing our debt securities portfolio into the four primary risk categories based on the Standard and Poor’s credit ratings of the debt issuers as of December 31, 2007 and 2008. Even if an issuer did not default, but the market perceives an increased likelihood of a default, we may suffer a principal loss if we sell a debt security of such issuer under unfavorable market circumstances. The table below sets forth the value of our debt securities as of December 31, 2007 and 2008 as categorized based on ratings assigned to our debt securities by each of Standard & Poor’s and Moody’s Investors Service.

Rating (Standard & Poor’s) Rating (Moody’s Investors Service)	AAA Aaa	AA Aa2	A A2	BBB Baa2	Total
	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2007	$74.6				$74.6
Moody’s Investors Service
Standard & Poor’s

Rating (Standard & Poor’s) Rating (Moody’s Investors Service)	AAA Aaa	AA Aa2	A A2	BBB Baa2	Total
	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2008	$10.8				$10.8
Moody’s Investors Service
Standard & Poor’s

Reinvestment Risk/Call Risk. If interest rates decrease, it is possible that issuers of debt securities with the right to call such instruments might exercise their right to call, or exercise the right to buy back their debt at predetermined dates prior to their maturity date at a predetermined price. If this were to happen our portfolio yield could potentially decrease as we might have to reinvest proceeds at lower interest rates. In addition, the cash flows associated with callable bonds are somewhat unpredictable, since the bond life could be much shorter than its stated maturity.

Equity Price Risk

As of December 31, 2008, we had $1.8 million invested in shares of publicly listed companies. The table below presents the carrying amounts and fair values of our investment in shares of publicly listed companies, which are held for non-trading purposes. The amount of the carrying value is the same as the fair value, because we have marked to market the carrying amount of our investments as at the end of the period.

	December 31, 2007		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
Available-for-sale equity securities (in millions)	$3.1	$3.1	$1.8	$1.8

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

As of May 2009, our wholly owned affiliate had purchased or entered into an agreement to purchase approximately $89.0 million in aggregate principal amount of the convertible notes of which $74.0 million was paid in cash and the remaining portion in unsecured promissory notes in an aggregate principal amount of $15.0 million. These promissory notes accrue simple interest at the rate of 8% per annum with principal of $7.0 million and $8.0 million, plus accrued interest, payable in March 2010 and September 2010, respectively.

Additionally, in April 2009, that same CDC affiliate entered into definitive agreements to purchase an additional $36.8 million in aggregate principal amount of the Notes. The agreements relating to the purchases of the Notes that we have entered into contain waivers of the selling convertible note holder’s rights to assert certain pre-purchase claims relating to the Notes, against us or our affiliates, and also contain provisions releasing us from certain ongoing liabilities with respect to the Notes. Upon completion of these transactions, which are subject to certain closing conditions but are expected to close no later than August 15, 2009, we expect that we will have acquired or entered into an agreement to purchase an aggregate of $125.8 million, or approximately 74%, in aggregate principal amount of the Notes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, under the supervision and with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Act), as of the end of period covered by this report. Management concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were effective given that the material weaknesses that existed in our internal control over financial reporting at December 31, 2007 have been remediated. We view our internal control over financial reporting as an integral part of our disclosure controls and procedures. In addition, we have strengthened our disclosure controls and procedures to require all accounting and financial employees, and other corporate employees with specific knowledge of, or responsibility for, other disclosures to complete quarterly certifications (management representations).

Based on a number of factors, including the remediation of the material weaknesses in internal control over financial reporting that existed at December 31, 2007, and the performance of additional procedures by management designed to ensure the reliability of our financial reporting, we believe that the consolidated financial statements in this report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

We have reviewed and implemented additional disclosure controls and procedures including an enhanced quarterly certification (management representation) process which requires signoff by executive management and the business unit executives and also signoff by managers of the corporate finance departments, senior leadership at the corporate office and other business and finance employees who are significantly involved in the financial reporting process. These new processes help to ensure that Company employees at various levels make full and complete representations concerning, and assume accountability for, the accuracy and integrity of our financial statements and other public disclosures.

Attached as exhibits to this Annual Report on Form 20-F are certifications of our CEO and CFO, which are required by Rule 13a- 14 of the Act. This Disclosure Controls and Procedures section includes information concerning management’s evaluation of disclosure controls and procedures referred to in those certifications and, as such, should be read in conjunction with the certifications of the CEO and CFO.

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

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 utilizing the criteria described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2008. That assessment concluded that the materials weaknesses that existed at December 31, 2007 have been remediated. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified at December 31, 2007 were related to the financial statement close and reporting process, income taxes and treasury management. These material weaknesses existed primarily due to a lack of sufficient personnel in these areas with the appropriate skills and experience to properly prepare journal entries and reconciliations, properly account for income taxes in accordance with generally accepted accounting principles and adequately assess and monitor the accounting, economics, performance and risks related to complex treasury transactions. The material weakness related to financial reporting was also due to a lack of policy, procedures, and controls including review and approval procedures to ensure that financial statements for external purposes are prepared in accordance with generally accepted accounting principles including periodic in-depth review of the proper application of generally accepted accounting principles to the specific facts and circumstances of each of our businesses;

Change in Internal Control over Financial Reporting

Our executive, regional and financial management are committed to achieving and maintaining a strong control environment. In addition, management remains committed to the process of developing and implementing improved corporate governance and compliance initiatives. Our management team has been actively working on remediation efforts to address the material weaknesses, as well as other identified areas of risk. In 2008, the following changes to our internal control over financial reporting occurred as a result of actions we have taken to remediate the material weaknesses that existed at December 31, 2007:

•

We implemented standard accounting policies related to estimates involving significant management judgments, as well as other financial reporting areas. The new policies are intended to focus on ensuring appropriate review and approval, define minimum documentation requirements, establish objective guidelines to minimize the degree of judgment in the determination of certain accruals, enforce consistent reporting practices, and enable effective account reconciliation, trend analyses, and exception reporting capabilities.

•

We hired a VP of Tax, as well as additional tax personnel, to help ensure that income taxes are prepared in accordance with generally accepted accounting principles. Our new VP of Tax has implemented stronger controls related to the preparation of income tax returns and review of the income tax provisions.

•

We have appointed a VP of Treasury with knowledge to adequately assess and monitor the accounting, economics, performance and risks related to complex treasury transactions. The new VP of Treasury has implemented controls across the company related to managing investments, cash and the company’s bank accounts. The control improvements have increased visibility over treasury related transactions throughout the organization.

•

We have continued to consolidate our entities into geographical centers to leverage our technical accounting resources and to reduce the complexity in our month end consolidation process by eliminating duplicative accounting processes and to leverage the use of a common general ledger and financial reporting system.

•	We have improved quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review.

We intend to continue to monitor our internal controls and if further improvements or enhancements are identified, take steps to implement such improvement or enhancements.

We believe the above measures have strengthened our internal control over financial reporting and remediated the material weaknesses identified at December 31, 2007. We are committed to continuing to improve our internal control processes and will continue to review our financial reporting controls and procedures on a regular basis in an effort to avoid additional material weaknesses in the future.

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

Deloitte & Touche LLP served as our independent registered public accounting firm for the fiscal year ended December 31, 2006, 2007 and 2008, for which audited financial statements appear in this Annual Report on Form 20-F. Our auditor is ratified annually by our shareholders at the Annual General Meeting.

(a) Audit Fees. Aggregate audit fees billed were $2.7 million in fiscal 2007 and $2.5 million in fiscal 2008. Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries.

(b) Audit-Related Fees. Aggregate audit-related fees billed were $2.9 million in fiscal 2007 and $0.2 million in fiscal 2008. Audit-related fees consist of fees billed for attestation services that are not required by statue or regulation, fees related to audits and registration statements of subsidiaries in connection with the subsidiary securities filings and consultation concerning financial accounting or that are traditionally performed by the external auditor.

(c) Tax Fees. Aggregate tax fees billed were $47,116 in fiscal 2007 and $68,000 in fiscal 2008. During 2008, tax fees included fees billed for transfer pricing related services. During 2007, tax fees included fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(d) All Other Fees. The aggregate of all other fees was nil in fiscal 2006, $70,000 in fiscal 2007 and nil in fiscal 2008.

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

(2) Percentage of Services Approved by the Audit Committee

During fiscal 2008, all of the fees for services provided to us by Deloitte & Touche LLP described in each of paragraphs (b) through (d) above were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X. Fees were approved either by general or specific approval, as described in paragraph (e)(1) above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)(2)	(b) Average Price Paid Per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1)
January 1, 2008 to January 31, 2008	—	—	—	$13,428,053
February 1, 2008 to February 28, 2008	—	—	—	$13,428,053
March 1, 2008 to March 31, 2008	—	—	—	$13,428,053
April 1, 2008 to April 30, 2008	—	—	—	$13,428,053
May 1, 2008 to May 31, 2008	26,325	$3.41	26,325	$13,338,285
June 1, 2008 to June 30, 2008	236,132	$2.84	236,132	$12,667,670
July 1, 2008 to July 31, 2008	209,517	$2.39	209,517	$12,166,924
August 1, 2008 to August 31, 2008	4,000	$2.68	4,000	$12,156,204
September 1, 2008 to September 30, 2008	42,000	$2.31	42,000	$12,059,184
October 1, 2008 to October 31, 2008	—	—	—	$12,059,184
November 1, 2008 to November 30, 2008	63,500	$0.85	63,500	$12,005,209
December 1, 2008 to December 31, 2008	19,200	$0.84	19,200	$11,989,081
TOTAL	600,674	$2.40	600,674	$11,989,081

(1)	Unless otherwise specified, all information contained in this Annual Report, including share and per share data, reflects the two-for-one share splits approved by our shareholders as of each of December 6, 1999 and April 28, 2000, respectively, and effective as of the close of trading on the Nasdaq Global Market (“NASDAQ”) on December 13, 1999 and May 8, 2000, respectively.
(2)	Such purchases of our Class A common shares by us during our fiscal year ended December 31, 2008 were made pursuant to plans or programs approved by our board of directors. On November 10, 2005, our board of directors approved a share repurchase program for up to $20.0 million of our shares and we announced such program on that date. In May 2006, our board of directors approved, and we announced on May 2, 2006, the extension of our existing repurchase program until the earlier of April 30, 2007 or the completion of all repurchases thereunder. On July 26, 2006, we announced that our existing share repurchase program was nearing completion and that our board of directors had approved a repurchase program for an addition $20.0 million of our shares, which expired in July 2007. However, on May 25, 2007 we announced that our board of directors approved an increase of $20.0 million to our share repurchase program. We have also entered into 10b5-1 trading plans to facilitate the repurchase of our common shares during trading blackout periods through pre-arrangements with brokers based upon specified guidelines and parameters set forth in each trading plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our Class A common shares are listed on the NASDAQ Global Select Market. We are subject to, and generally follow, the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted its Rule 5600 Series rules to impose various corporate governance requirements on listed securities. We may follow our home country practice with regard to, among other things, the delivery and solicitation of proxies for shareholder meetings, the determination of compensation for certain of our executive officers, and the periodic review of certain of our governance documents. We are committed to a high standard of corporate governance and may, in the future, comply with one or more of the Rule 5600 Series rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2008 on pages F-1 to F-89 of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. ^

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software International Corporation 2007 Stock Incentive Plan. yy

2(a).6	CDC Games International Corporation 2007 Stock Incentive Plan. yy

2(a).7	CDC Software Corporation 2009 Stock Incentive Plan. ^

2(a).8	CDC Games Corporation 2008 Stock Incentive Plan. ^

2(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. yy

2(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. yy

2(a).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. yy

2(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. yy

Exhibit Number	Description
2(b).5	Unsecured Promissory Note by and between CDC Delaware Corp. and Jayhawk PE Blocker Corp. dated as of March 9, 2009. ^

2(b).6	Unsecured Promissory Note by and between CDC Delaware Corp. and Jayhawk PE Co-Invest Blocker Corp. dated as of March 9, 2009. ^

4(a).1	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. y y

4(a).2	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. yy

4(a).3	Addendum No. 2 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of August 30, 2007. yyy

4(a).4	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. yy

4(a).5	Addendum to Stock Purchase Agreement, dated as of September 12, 2008, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd. ^

4(a).6	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. yy

4(a).7	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. yy

4(a).8	Share Sale and Purchase Agreement dated as of December 17, 2007 by and between CDC Games Corporation and Nikko Antfactory K.K. yyy

4(a).9	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. yy

4(a).10	Merger Agreement, dated as of April 16, 2007, by and among CDC Software, Inc., a Delaware corporation, CDC Merger Sub, Inc., a California corporation, Saratoga Systems Inc., a California corporation, Mark R. Elconin and Alvin W. Smith. yy

Exhibit Number	Description
4(a).11	Master Framework Agreement dated as of June 29, 2007 by and among Bonarich Enterprises, Ltd., CDC Corporation and CDC Games Holdings Limited. yyy

4(a).12	Asset Purchase Agreement dated as of August 1, 2007 by and among Chinadotcom Strategic, Inc., CDC Software Corporation and Carat Korea Co., Ltd. yyy

4(a).13	Share Purchase Agreement dated as of August 1, 2007 by and among Ion Global (BVI) Ltd., CDC Software Corporation and Group Carat (Nederland) BV. yyy

4(a).14	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. yyy

4(a).15	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. yyy

4(a).16	Merger Agreement dated as of September 4, 2007 by and among CDC Software Corporation, CI Acquisition Corporation, Catalyst International, Inc., Comvest Investment Partners II LLC, CLYS Holdings, LLC, Terrance L. Mealey, Peter Knight, William G. Nelson, John Gorman, Nigel Davies and S. Michael Godshall. yyy

4(a).17	Letter Agreement dates as of November 13, 2007 by and among Symphony Technology II-A, L.P. Cayman First Tier and Chinadotcom Capital Limited. yyy

4(a).18	Senior Exchangeable Convertible Note Purchase Agreement dated as of April 16, 2009 by and between CDC Delaware Corp. and Evolution Special Opportunities Fund Ltd. 1 SPC. ^

4(a).19	Senior Exchangeable Convertible Note Purchase Agreement dated as of April 16, 2009 by and between CDC Delaware Corp. and Evolution CDC SPV Ltd. ^

4(a).20	Amendment to Note Purchase Agreement dated as of June 28, 2009 by and between CDC Delaware Corp. and Evolution Special Opportunities Fund Ltd. 1 SPC. ^

4(a).21	Amendment to Note Purchase Agreement dated as of June 28, 2009 by and between CDC Delaware Corp. and Evolution CDC SPV Ltd. ^

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Amendment No. 1 to Option Transfer Agreement dated as of October 2, 2007 by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. yyy

4(c).4	Termination and Release Agreement by and between CDC Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

Exhibit Number	Description
4(c).5	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. y

4(c).6	Amended and Restated Executive Services (CEO) Agreement by and among Mr. Peter Yip, Asia Pacific Online Limited and a subsidiary of the Company dated as of December 19, 2008. yyyy

4(c).7	First Amendment to Amended and Restated Executive Services (CEO) Agreement. X

6	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

8	List of principal subsidiaries of the Company. ^

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte & Touche LLP. ^

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
yy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on July 2, 2007.
yyy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 30, 2008.

Exhibit Number	Description
yyyy	Incorporated by reference to our current report on Form 6-K filed with the Commission on January 16, 2009.
X	Incorporated by reference to our current report on Form 6-K filed with the Commission on April 30, 2009.
^	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 30th day of June, 2009.

CDC CORPORATION
(Registrant)

By:	/s/ Peter Yip
Peter Yip
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Association and Memorandum of Association of the Company, together with amendments thereto. ^

2(a).1	1999 Employee Stock Option Plan, as amended. *

2(a).2	2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Incentive Stock Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. ****

2(a).5	CDC Software International Corporation 2007 Stock Incentive Plan. yy

2(a).6	CDC Games International Corporation 2007 Stock Incentive Plan. yy

2(a).7	CDC Software Corporation 2009 Stock Incentive Plan. ^

2(a).8	CDC Games Corporation 2008 Stock Incentive Plan. ^

2(b).1	Note Purchase Agreement, dated as of November 10, 2006, between CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. yy

2(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. yy

2(b).3	Registration Rights Agreement, dated as of November 10, 2006, among CDC Corporation, CDC Games Corporation and CDC Software Corporation. yy

2(b).4	Promissory Note by and between CDC Games Corporation and China.com Limited, dated as of December 29, 2006. yy

2(b).5	Unsecured Promissory Note by and between CDC Delaware Corp. and Jayhawk PE Blocker Corp. dated as of March 9, 2009. ^

2(b).6	Unsecured Promissory Note by and between CDC Delaware Corp. and Jayhawk PE Co-Invest Blocker Corp. dated as of March 9, 2009. ^

4(a).1	Stock Purchase Agreement, dated as of June 1, 2006, among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana. y y

Exhibit Number	Description
4(a).2	Addendum No. 1 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of March 13, 2007. yy

4(a).3	Addendum No. 2 to Stock Purchase Agreement by and among CDC Business Solutions Corporation, DB Professionals, Inc., Shankar Viswanathan and Prabha Ananthanarayana, dated as of August 30, 2007. yyy

4(a).4	Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. yy

4(a).5	Addendum to Stock Purchase Agreement, dated as of September 12, 2008, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd. ^

4(a).6	Merger Agreement, dated as of December 1, 2006, among China.com Corporation, CDC Mergerco Corporation and Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. yy

4(a).7	Senior Secured Loan Agreement by CDC Mobile Media Corporation to BBMF Group, Inc. dated as of January 12, 2007. yy

4(a).8	Share Sale and Purchase Agreement dated as of December 17, 2007 by and between CDC Games Corporation and Nikko Antfactory K.K. yyy

4(a).9	Share Purchase Agreement dated as of February 16, 2007 among Ross Systems, Inc., 3i plc, The Parkmeade Group plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. yy

4(a).10	Merger Agreement, dated as of April 16, 2007, by and among CDC Software, Inc., a Delaware corporation, CDC Merger Sub, Inc., a California corporation, Saratoga Systems Inc., a California corporation, Mark R. Elconin and Alvin W. Smith. yy

4(a).11	Master Framework Agreement dated as of June 29, 2007 by and among Bonarich Enterprises, Ltd., CDC Corporation and CDC Games Holdings Limited. yyy

4(a).12	Asset Purchase Agreement dated as of August 1, 2007 by and among Chinadotcom Strategic, Inc., CDC Software Corporation and Carat Korea Co., Ltd. yyy

4(a).13	Share Purchase Agreement dated as of August 1, 2007 by and among Ion Global (BVI) Ltd., CDC Software Corporation and Group Carat (Nederland) BV. yyy

Exhibit Number	Description
4(a).14	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. yyy

4(a).15	Asset Purchase Agreement dated as of August 1, 2007 by and among Ion Global (California), Inc., CDC Software Corporation and Molecular, Inc. yyy

4(a).16	Merger Agreement dated as of September 4, 2007 by and among CDC Software Corporation, CI Acquisition Corporation, Catalyst International, Inc., Comvest Investment Partners II LLC, CLYS Holdings, LLC, Terrance L. Mealey, Peter Knight, William G. Nelson, John Gorman, Nigel Davies and S. Michael Godshall. yyy

4(a).17	Letter Agreement dates as of November 13, 2007 by and among Symphony Technology II-A, L.P. Cayman First Tier and Chinadotcom Capital Limited. yyy

4(a).18	Senior Exchangeable Convertible Note Purchase Agreement dated as of April 16, 2009 by and between CDC Delaware Corp. and Evolution Special Opportunities Fund Ltd. 1 SPC. ^

4(a).19	Senior Exchangeable Convertible Note Purchase Agreement dated as of April 16, 2009 by and between CDC Delaware Corp. and Evolution CDC SPV Ltd. ^

4(a).20	Amendment to Note Purchase Agreement dated as of June 28, 2009 by and between CDC Delaware Corp. and Evolution Special Opportunities Fund Ltd. 1 SPC. ^

4(a).21	Amendment to Note Purchase Agreement dated as of June 28, 2009 by and between CDC Delaware Corp. and Evolution CDC SPV Ltd. ^

4(c).1	Termination and Release Agreement between CDC Corporation and Asia Pacific Online Limited effective July 15, 2005. ****

4(c).2	Option Transfer Agreement between CDC Corporation, Asia Pacific Online Limited and Peter Yip effective July 15, 2005. ****

4(c).3	Amendment No. 1 to Option Transfer Agreement dated as of October 2, 2007 by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. yyy

4(c).4	Termination and Release Agreement by and between CDC Corporation and Dr. Raymond Kuo-Fung Ch’ien effective August 30, 2005. ****

4(c).5	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006. y

4(c).6	Amended and Restated Executive Services (CEO) Agreement by and among Mr. Peter Yip, Asia Pacific Online Limited and a subsidiary of the Company dated as of December 19, 2008. yyyy

4(c).7	First Amendment to Amended and Restated Executive Services (CEO) Agreement. X

6	Details of how EPS information is calculated can be found in Note 18 to our Consolidated Financial Statements.

Exhibit Number	Description
8	List of principal subsidiaries of the Company. ^

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). ^

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). ^

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ^

15(a).1	Consent of Deloitte & Touche LLP. ^

*	Incorporated by reference to Post-Effective Amendment to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the Commission on December 7, 2000.
**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the Commission on August 27, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the Commission on March 30, 2005.
****	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 21, 2006.
y	Incorporated by reference to our current report on Form 6-K filed with the Commission on August 10, 2006.
yy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on July 2, 2007.
yyy	Incorporated by reference to our annual report on Form 20-F filed with the Commission on June 30, 2008.
yyyy	Incorporated by reference to our current report on Form 6-K filed with the Commission on January 16, 2009.
X	Incorporated by reference to our current report on Form 6-K filed with the Commission on April 30, 2009.
^	Filed herewith.

The accompanying notes form an integral part of these consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CDC Corporation

We have audited the internal control over financial reporting of CDC Corporation and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.

DELOITTE & TOUCHE LLP

Atlanta, GA

June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

CDC Corporation

We have audited the accompanying consolidated balance sheets of CDC Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CDC Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 2 and 15 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) on January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP

Atlanta, GA

June 30, 2009

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED BALANCE SHEETS

(in thousands U.S. dollars, except share and per share data)

	December 31, 2007	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$142,218	$165,693
Restricted cash	9,066	4,275
Accounts receivable (net of allowance of $8,688 and $8,304 at December 31, 2007 and December 31, 2008, respectively)	87,612	72,834
Available-for-sale securities	47,631	33,454
Restricted held-to-maturity securities	30,867	—
Deferred tax assets	3,423	7,880
Prepayments and other current assets	22,930	11,944

Total current assets	343,747	296,080

Property and equipment, net	19,659	15,392
Goodwill	215,783	155,083
Intangible assets, net	132,605	107,287
Available-for-sale securities	28,526	11,771
Investments under cost method	12,315	996
Equity investments	—	10,261
Deferred tax assets	44,576	41,859
Other assets	6,390	5,166

Total assets	$803,601	$643,895

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,571	$23,297
Purchase consideration payables	4,192	628
Income tax payable	2,145	4,194
Accrued liabilities	50,549	43,270
Restructuring accruals, current portion	2,807	2,026
Short-term bank loans	33,892	8,265
Convertible notes	—	202,150
Deferred revenue	67,989	61,977
Deferred tax liabilities	942	438

Total current liabilities	191,087	346,245

Deferred tax liabilities	28,496	27,624
Convertible notes	174,905	—
Restructuring accruals, net of current portion	482	239
Other liabilities	12,396	12,848

Total liabilities	407,366	386,956

Minority interests	37,411	16,443

Contingencies and commitments

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 117,416,475 and 118,103,289 shares issued as of December 31, 2007 and December 31, 2008, respectively; 106,930,800 and 106,999,640 shares outstanding as of December 31, 2007 and December 31, 2008, respectively	28	28
Additional paid-in capital	713,096	722,890
Common stock held in treasury; 10,485,675 and 11,103,649 shares at December 31, 2007 and December 31, 2008, respectively	(54,646)	(56,118)
Accumulated deficit	(324,828)	(439,030)
Accumulated other comprehensive income	25,174	12,726

Total shareholders’ equity	358,824	240,496

Total liabilities and shareholders’ equity	$803,601	$643,895

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2006	2007	2008
REVENUE:
CDC Software
Licenses	$46,260	$61,659	$44,249
Maintenance	63,252	86,442	103,421
Professional Services	64,825	86,924	87,971
Hardware	—	4,342	3,870
Royalties from related parties	—	530	1,276
Global Services
Licenses	—	3,236	4,431
Consulting services	60,186	97,748	100,302
Hardware	—	2,246	4,967
CDC Games	26,780	33,575	44,901
China.com	10,064	11,409	13,682

Total revenue	271,367	388,111	409,070

COST OF REVENUE:
CDC Software
Licenses	(13,417)	(18,937)	(19,946)
Maintenance	(9,161)	(11,623)	(15,937)
Professional Services	(51,211)	(66,997)	(71,949)
Hardware	—	(2,949)	(2,998)
Global Services
Licenses	—	(2,738)	(2,868)
Consulting Services	(42,326)	(73,939)	(76,998)
Hardware	—	(2,331)	(4,146)
CDC Games	(10,631)	(19,698)	(26,453)
China.com	(4,095)	(4,283)	(6,531)

Total cost of revenue	(130,841)	(203,495)	(227,826)

Gross profit	140,526	184,616	181,244

Operating expenses:
Sales and marketing expenses	(48,300)	(73,426)	(73,830)
Research and development expenses	(19,842)	(22,743)	(25,909)
General and administrative expenses	(58,321)	(84,883)	(87,212)
Intangible assets amortization expenses	(7,236)	(10,918)	(11,663)
Restructuring and other charges	(4,750)	(4,226)	(7,255)
Goodwill impairment	—	—	(50,201)

Total operating expenses	(138,449)	(196,196)	(256,070)

Operating income (loss)	2,077	(11,580)	(74,826)

Other income (expenses):
Interest income	10,328	12,860	7,960
Interest expense	(2,909)	(8,937)	(8,981)
Gain on disposal of available-for-sale securities	344	514	127
Gain on disposal of subsidiaries and cost investments	3,087	561	580
Impairment of available-for-sale securities	—	(13,497)	(8,501)
Gain (loss) on change in fair value of derivatives	531	(5,996)	(30,283)
Gain (Loss) on purchase of convertible notes	—	—	1,081
Share of earnings in equity investees	975	—	740

Total other income (expense)	12,356	(14,495)	(37,277)

Income (loss) before income taxes	14,433	(26,075)	(112,103)
Income tax expense	(2,373)	(9,843)	(1,168)

Income (loss) before minority interests	12,060	(35,918)	(113,271)
Minority interests in (income) loss of consolidated subsidiaries	(2,442)	(2,147)	1,364

Income (loss) from continuing operations	9,618	(38,065)	(111,907)

Discontinued operations:
Income (loss) from operations of discontinued subsidiaries, net of tax	1,222	(66,968)	(2,295)

Net income (loss)	$10,840	$(105,033)	$(114,202)

Basic earnings (loss) per share from continuing operations	$0.09	$(0.36)	$(1.04)

Diluted earnings (loss) per share from continuing operations	$0.09	$(0.36)	$(1.04)

Basic and diluted earnings (loss) per share	$0.10	$(0.98)	$(1.07)

Diluted earnings (loss) per share	$0.10	$(0.98)	$(1.07)

CDC Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2006	2007	2008
OPERATING ACTIVITIES:
Net (loss) income	$10,840	$(105,033)	$(114,202)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	2,312	(18,551)	(1,643)
Loss on disposal of property and equipment	137	233	498
Gain on disposal of available-for-sale securities	(344)	(514)	(127)
Gain on disposal of cost investments	(3,087)	(561)	(864)
Gain on disposal of equity investments	—	—	(406)
Gain on purchase of convertible notes	—	—	(1,081)
Bad debt expense	2,890	5,695	5,285
Amortization of intangible assets in cost of revenue	9,687	17,041	23,408
Amortization of intangible assets in operating expenses	8,315	12,657	10,702
Depreciation expense	4,385	6,233	8,711
Impairment of available for sale securities	—	13,497	8,501
Stock compensation expenses	7,700	8,451	7,902
Share of (income) losses in equity investees	(975)	—	—
Deferred income tax provision	(1,082)	5,500	(3,597)
Exchange loss (gain) on deferred tax assets	—	(3,762)	3,271
Release of cumulative translation adjustment related to discontinued operations	—	—	(3,896)
Goodwill impairment	—	71,096	50,201
Restructuring and other charges	4,874	9,954	8,179
Fair market value adjustment of derivative instruments	(531)	5,996	30,283
Interest expense	273	1,264	1,625
Changes in operating assets and liabilities:
Accounts receivable	(9,292)	(14,188)	4,753
Deposits, prepayments and other receivables	(6,353)	(1,825)	6,436
Other assets	306	(2,646)	1,023
Accounts payable	2,732	(5,313)	(4,507)
Accrued liabilities	1,571	(703)	(15,026)
Deferred revenue	4,347	4,661	(2,408)
Income tax payable	1,567	(1,801)	2,090
Other liabilities	(943)	1,903	486

Net cash provided by operating activities	39,329	9,284	25,597

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(33,428)	(89,466)	(1,579)
Purchase of property, plant & equipment	(4,403)	(12,515)	(4,681)
Purchases of intangible assets	(420)	(10,079)	(2,505)
Payment for capitalized software	(13,067)	(9,948)	(7,269)
Acquisition of cost method investees	—	(16,023)	(19,726)
Purchases of available-for-sale securities	(43,067)	(7,037)	—
Loans to and/or investment in franchise partners	—	—	(650)
Proceeds from disposal of available-for-sale securities	43,473	44,859	77,883
Proceeds from disposal of property and equipment	—	1,273	—
Proceeds from disposal of subsidiaries, net of tax	—	7,017	364
Decrease (increase) in restricted cash	(110)	(7,070)	4,723

Net cash provided (used) in investing activities	(51,022)	(98,989)	46,560

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	8,512	12,178	892
Proceeds from bank loans	—	33,792	6,027
Repayment of bank loans	(45,987)	(18,700)	(31,850)
Proceeds (repayment) of convertible notes	168,000	—	(3,175)
Debt issuance costs	(3,460)	—	—
Payment for capital lease obligations	—	—	(98)
Proceeds of purchase note agreements	38,700	—	—
Purchase of China.com shares	—	—	(3,083)
Purchases of treasury stock	(28,070)	(22,544)	(1,472)
Dividend distribution	—	—	(16,450)

Net cash provided by (used in) financing activities	137,695	4,726	(49,209)

Effect of exchange differences on cash	3,827	3,649	527

Net increase (decrease) in cash and cash equivalents	129,829	(81,330)	23,475
Cash and cash equivalents at beginning of year	93,719	223,548	142,218

Cash and cash equivalents at end of year	$223,548	$142,218	$165,693

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2006	2007	2008
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$592	$6,504	$6,917
Income taxes paid	$1,988	$5,268	$2,383
Non-cash activities:
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	$741	$921	$1,174

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares	Common shares	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive income (loss)
	(‘000)
Balance at December 31, 2005	111,365	$28	$676,003	$(4,032)	$(228,130)	$2,629	$446,498	$—
Exercise of employee stock options	2,401	—	7,963	—	—	—	7,963	—
Employee stock purchase plan	161	—	549	—	—	—	549	—
Issuance of shares for acquisitions	166	—	741	—	—	—	741	—
Purchase of treasury stock	—	—	—	(28,070)	—	—	(28,070)	—
Stock compensation expenses on options granted	—	—	6,887	—	—	—	6,887	—
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	681	681	681
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	11	11	11
Foreign currency translation adjustments	—	—	—	—	—	8,528	8,528	8,528
Less: reclassification adjustment for losses, net of gains and income taxes included in net loss	—	—	—	—	—	(5)	(5)	(5)
Net income for the year	—	—	—	—	10,840	—	10,840	10,840

Comprehensive income	—	—	—	—	—	—		$20,055

Balance at December 31, 2006	114,093	$28	$692,143	$(32,102)	$(217,290)	$11,844	$454,623

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares	Common shares	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive income (loss)
	(‘000)
Balance at December 31, 2006	114,093	$28	$692,143	$(32,102)	$(217,290)	$11,844	$454,623	$—
Exercise of employee stock options	2,926	—	11,121	—	—	—	11,121	—
Employee stock purchase plan	192	—	1,057	—	—	—	1,057	—
Issuance of shares for acquisitions	205	—	921	—	—	—	921	—
Purchase of treasury stock	—	—	—	(22,544)	—	—	(22,544)	—
Stock compensation expenses on options granted	—	—	7,854	—	—	—	7,854	—
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	2,215	2,215	2,215
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	(270)	(270)	(270)
Foreign currency translation adjustments	—	—	—	—	—	11,835	11,835	11,835
Less: reclassification adjustment for losses, net of gains and income taxes included in net loss	—	—	—	—	—	(450)	(450)	(450)
Cumulative effect adjustment due to adoption of FIN 48	—	—	—	—	(2,505)	—	(2,505)	—
Net loss for the year	—	—	—	—	(105,033)	—	(105,033)	(105,033)

Comprehensive income	—	—	—	—	—	—	—	$(91,703)

Balance at December 31, 2007	117,416	$28	$713,096	$(54,646)	$(324,828)	$25,174	$358,824

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares	Common shares	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive income (loss)
	(‘000)
Balance at December 31, 2007	117,416	$28	$713,096	$(54,646)	$(324,828)	$25,174	$358,824	$—
Exercise of employee stock options	21	—	14	—	—	—	14	—
Employee stock purchase plan	383	—	878	—	—	—	878	—
Issuance of shares for acquisitions	283	—	1,174	—	—	—	1,174	—
Purchase of treasury stock	—	—	—	(1,472)	—	—	(1,472)	—
Stock compensation expenses on options granted	—	—	7,728	—	—	—	7,728	—
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	2,571	2,571	2,571
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	(808)	(808)	(808)
Foreign currency translation adjustments	—	—	—	—	—	(14,211)	(14,211)	(14,211)
Net loss for the year	—	—	—	—	(114,202)	—	(114,202)	(114,202)

Comprehensive income	—	—	—	—	—	—	—	$(126,650)

Balance at December 31, 2008	118,103	$28	$722,890	$(56,118)	$(439,030)	$12,726	$240,496

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

The Company offers products and services to customers in Hong Kong, Taiwan, the PRC (the “Greater China”) and other parts of Asia, Australia, New Zealand, North America, South America, the United Kingdom and the rest of Europe. The Company currently has the following reporting segments:

•

Software. The Company offers a broad range of software solutions for mid-sized enterprises. The software suite includes Enterprise Resource Planning (“ERP”), Customer Relationship Management (“CRM”), Supply Chain Management (“SCM”), Order Management Systems (“OMS”), Human Resources and Payroll Management (“HRM”) and Business Intelligence (“BI”) products.

•

Global Services. The Company’s global services offering includes information technology services, eBusiness consulting, and a marketing database and marketing support service offered principally in Australia and New Zealand. The Company’s global services companies provide program management, outsourcing services, application development and ongoing support services using a wide range of technologies.

•	CDC Games. The Company’s online games business is principally engaged in the development and operation of online games in the PRC.

•	China.com. The Company’s internet and media business encompasses a range of businesses, including a portal network, and a Singapore-based travel trade publisher and trade exhibition organizer.

In 2007, the Company sold the business of Ion Global (Note 4) and all 2007 and historical results related to this business have been presented as discontinued operations. During 2008, the Mobile Services and Applications (“MVAS”) business of China.com and the operations of CDC Games International (“CGI”), respectively, were discontinued. The operations of CGI, a subsidiary of CDC Games Corporation, included development and operations of online games in the United States of America (“U.S.”), Japan and Korea. All 2008 and historical results related to these two businesses have been presented as discontinued operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries that are not considered variable interest entities and all variable interest entities for which the Company is the primary beneficiary (Note 14), after eliminations of all intercompany accounts, transactions and profits. Certain prior period amounts have been reclassified to conform to the current period presentation.

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

(d) Property and Equipment and Depreciation

Buildings, leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of the property and equipment are as follows:

Leasehold improvements	Over the lesser of the lease term or the estimated useful life, ranging from 1 to 7 years
Furniture and fixtures	1 to 10 years
Office equipment	3 to 5 years
Computer equipment	1 to 3 years
Motor vehicles	3 to 5 years

(e) Software Development Costs

The Company capitalizes computer software product development costs incurred in developing a product once technological feasibility has been established and capitalization of product software development costs stops once the product is available for general release to customers. The Company evaluates realizability of the capitalized amounts based on expected revenue from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, the Company expenses the remaining capitalized amounts. The amortization of such costs is computed as the greater of the amount calculated based on (i) the ratio of current product revenue to projected current and future product revenue or (ii) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, the Company expenses the costs of such development because the impact of capitalizing such costs would not be material.

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

The Company’s intangible assets represent trademarks, trade names, uniform resource locators (“URLs”), software applications and programs, customer base and contracts, business licenses and partnership agreements. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or in the ratio of expected cash flows for each period as a proportion of total expected cash flows over the life of the asset. The estimated useful lives of these intangible assets are as follows:

Trademarks	Indefinite
Trade names	3 to 5 years
URLs	20 years
Software applications and programs	3 to 7 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

The Company evaluates goodwill and indefinite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. These events or changes can include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or a more-likely-than-not expectation that a significant portion of the business will be sold or otherwise discontinued. The Company tests goodwill and indefinite-lived intangible assets for impairment, utilizing a combination of the expected discounted future cash flows and the comparable market multiple valuation techniques.

The Company performed its annual test for impairment of goodwill and indefinite-lived intangible assets at year-end as required by SFAS 142 and recorded an impairment of $50,201 for goodwill and $2,797 for intangible assets of which $1,100 relates to trade names and customer base with indefinite-lives and $1,697 relates to CDC Games licenses with definite life, (Notes 9 and 4).

(g) Investments

The Company adopted the disclosure requirements of SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) effective January 1, 2008. SFAS 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price). The adoption of SFAS 157 did not have a material effect on the consolidated financial statements. See Note 7, Fair Value Measurements for discussion relating to SFAS 157.

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

The Company’s investments in equity investees for which its ownership exceeds 20% or for which the Company owns less than 20% but has the ability to exercise significant influence, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss and the amortization of any identifiable intangible assets arising from the investment are included in share of earnings and losses in equity investees in the accompanying consolidated statements of operations.

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

(h) Impairment of Long-lived Assets

Long-lived assets (other than goodwill and indefinite lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or changes can include a significant decrease in the market price of the long-lived asset, a significant adverse change in the extent or manner in which the long-lived asset is being used, a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the long-lived asset, or a current expectation that, more likely than not, the long-lived asset will be sold or otherwise disposed of before the end of its previously

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

estimated useful life. An impairment loss is recognized when the carrying amount of a long-lived asset (other than goodwill and indefinite lived intangible assets) exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset. As discussed in Note 4, at December 31, 2007, the Company recognized an impairment of $4,213 related to CDC Games license fee assets and $2,398 related to the MVAS business which is included in discontinued operations. At December 31, 2008 the Company recognized an impairment of $2,797 of which $1,100 was related to Global Services trade names and customer base and $1,697 related to CDC Games license fees.

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

(j) Advertising Expenses

Advertising expenses are charged to expenses when incurred and are included in general and administrative expenses in the accompanying consolidated statement of operations. For the years ended December 31, 2006, 2007 and 2008, advertising expenses for continuing operations totaled $10,573, $4,791 and $5,467, respectively.

(k) Shipping and Handling

Shipping and handling costs are included in cost of revenue in the accompanying consolidated statements of operations for all periods presented. Shipping and handling costs are not separately billed to customers.

(l) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In some circumstances, the Company recognizes revenue on arrangements that contain certain acceptance provisions when it has historical experience that the acceptance provision is perfunctory. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Such provisions are calculated after considering relevant historical data.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The specific literature that the Company follows in connection with its revenue recognition policy includes the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue Recognition” (“SAB 104”), the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables,” EITF 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” and in certain instances EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts, and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).

In addition to these basic criteria, there are specific revenue recognition policies for each major stream of revenue by reportable segment.

Software

Revenue from the sale of software products often includes a combination of software licenses, consulting and integration services, hardware, and the provision of training and maintenance services. Consulting and integration services consist of programming, installation and implementation services. Vendor Specific Objective Evidence (VSOE) of fair value for each of the above noted elements are determined as follows:

Software Licenses: The Company generally does not sell software or software licenses to its customers on a stand-alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. According to this method, the Company measures the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the VSOE of fair value of the undelivered elements. The amount allocated to the software license is calculated by subtracting the VSOE of fair value for maintenance, consulting and integration services, and training services from the total arrangement fee. For those agreements that provide for significant services or custom development that are essential to the software’s functionality, the software license and contracted services are recognized under the percentage of completion method.

When software licenses incorporating third-party software products are sold or sold with third-party products that complement the software, the Company recognizes the gross amount of sales of third-party products as revenue.

In addition, the Company offers its customers hosting services for some of its products. Under these contracts, revenue is recognized ratably over the contract period commencing, generally, when the product has been installed. Revenue from hosting services is included in professional services revenue in the accompanying combined financial statements.

Consulting, Integration Services and Training: Consulting and integration services include programming, installation and implementation of the software products. VSOE of fair

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

value for programming, consulting and integration services and for training services, respectively, is determined based on transactions where such services are rendered on a stand-alone basis to customers.

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

Many of the Company’s software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from these arrangements is generally accounted for separately from new software license revenue because the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenue for consulting services is generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. Contracts with fixed or not to exceed fees are recognized on a proportional performance basis.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer-specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services.

Hardware: Hardware revenue is generally recognized upon shipment by the hardware vendor and transfer of title to the customer.

Maintenance: VSOE of fair value for maintenance services is determined based on the contractual renewal rate. The maintenance renewal rates are always priced based on a percentage of the software license fee. Maintenance renewal rates as a percentage of license fee is set at a fixed rate for each geographical area in which the Company operates. Maintenance renewal rates may be different for the same basic product sold in different geographical areas due to different market variables such as competitors’ pricing and distribution channels. Substantially all maintenance renewals are priced at a standard percentage of software license fees and therefore the Company determined that it has established a VSOE of fair value for maintenance. The Company’s policy and business practice is for customers to renew their maintenance services at the stated rate indicated in the contract. Revenue related to maintenance is deferred and recognized ratably over the terms of the maintenance agreements, which are normally one year.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Arrangements with Value-added Resellers (VARs) and Distributors: The Company enters into software license arrangements with certain established VARs in which the VARs agree to sell the Company’s software to end-users. In the vast majority of these arrangements, the VARs are obligated to pay the Company only as and if sales are made to the end-users. The fee received is calculated on a stipulated percentage of the individual sales earned by the VARs which is stated in the sales contract. Pursuant to SOP 97-2, the fee relating to VARs transactions is not fixed or determinable until the software is sold by the VARs to the end users. Consequently, the Company does not recognize any revenue for VARs transactions until all of the criteria specified under paragraph 8 of SOP 97-2 are met; this point coincides with the sell-through to the end-users because at that point, the Company has persuasive evidence of an arrangement (a signed contract with VARs), the fee is fixed or determinable, delivery has occurred, and collection is reasonably assured. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. The Company does not typically earn any portion of fees for services provided by the distributor to the end-user. The Company earns maintenance fees based upon an agreed-upon percentage of the maintenance fees that the distributor earns from the end-user.

VARs have a sole discretion and responsibility to determine and negotiate the sales price of the Company’s software with the end-users. VARs are also responsible for billing and collecting from the end-users and assume all credit risks.

Global Services

The Company provides design and development services which encompass eBusiness consulting, web development services, and the modification, re-configuration, and testing of customers’ information systems to enhance customers’ internal financial reporting systems to customer specifications. These projects are priced on a fixed fee basis. Customers’ needs and specifications are documented in the statement of work which is attached to the agreement. For such arrangements, the Company is able to make reasonable estimates based on the Company’s historical experience with similar transactions, and with the total costs, fees and progress to completion. The vast majority of these agreements do not include customer acceptance provisions. The Company recognizes revenue for these projects using the percentage of completion method in accordance with SOP 81-1. For arrangements containing customer-specific acceptance clauses, the Company accounts for revenue based on the completed contract method by deferring the recognition of revenue until it obtains formal acceptance due to the unique nature of customer acceptance terms which require that the functionality of the product passes a predetermined acceptance test as designed by the customer.

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

All prepaid fees received by CDC Games from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for the Company’s online game services, (i.e., when game playing time occurs or in-game merchandise or premium features are delivered), or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards. Distributors are permitted to return unsold prepaid cards under certain conditions, including termination of game and disqualification of distributor status. There were no returns of PP-Cards during 2006, 2007 and 2008.

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under the interpretation, the Company shall recognize the financial statement effects of a tax position when it is more likely than not, based upon the technical merits, that the position will be sustained upon examination. Conversely, the Company shall derecognize a previously recognized tax position in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. A tax position that meets the more likely than not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority. The Company also recognizes interest expense by applying a rate of interest to the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in a tax return. The Company classifies interest expense and related penalties, if any, with respect to its uncertain tax positions in the provision for income taxes.

(o) Stock Compensation Expenses

During 2008 and in prior years, certain employees of the Company have been granted CDC Corporation share options under CDC Corporation’s share incentive plans.

Equity-based compensation expense recognized under “Share Based Payment” (“SFAS 123(R)”) in the consolidated statements of operations for the year ended December 31, 2006, 2007 and 2008 was $6,877, $8,388 and $7,782 , respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

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

(s) Gain on Issuance of Shares by Subsidiaries

When a subsidiary sells its shares to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, and there is no question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Company’s consolidated statement of operations. Otherwise, the increase is reflected in the Company’s consolidated statement of shareholders’ equity.

(t) Business Restructuring Charges and Related Expenses

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

(u) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, which provides a consistent definition of fair value that focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value. SFAS 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”, which removes leasing from the scope of SFAS No. 157. In February 2008, the FASB also issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157”, which permits companies to partially defer the effective date of SFAS 157 until periods beginning after November 15, 2008.

On January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities and for nonfinancial assets and liabilities that are remeasured at least annually. The Company has elected to defer adoption of SFAS 157 for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Accordingly, the Company has not applied the provisions of SFAS 157 in the fair value measurement of the nonfinancial assets and liabilities recorded in connection with our business acquisitions during the year. The provisions of SFAS 157 are applied prospectively. The adoption of SFAS 157 on January 1, 2008 resulted in additional disclosures as required by the pronouncement (See Note 7, Investments) but no change in our fair value calculation methodologies. Accordingly, the adoption did not have a material impact on our consolidated financial statements.

On October 10, 2008, the Company adopted FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS 157. This FSP clarifies the application of SFAS 157 and defines additional key criteria in determining the fair value of a financial asset when the market for that financial asset is not active.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits the Company to elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities that are not otherwise required to be measured at fair value on an instrument-by-instrument basis. If the Company elects the fair value option, the Company would be required to recognize subsequent changes in fair value in earnings. This standard also establishes presentation and disclosure requirements designed to improve comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. While SFAS 159 became effective for the Company in 2008, we did not elect the fair value measurement option for any of its existing assets and liabilities and accordingly SFAS 159 did not have any impact on the consolidated financial statements. The Company could elect this option for new or substantially modified assets and liabilities in the future.

In April 2007, the FASB issued FSP FIN No. 39-1, which amended FIN No. 39, “Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FSP FIN 39-1”). This FSP permits the netting of fair values of derivative assets and liabilities for financial reporting purposes, if such assets and liabilities are with the same counterparty and subject to a master netting arrangement. FSP FIN 39-1 also requires that when derivative assets and liabilities are presented net, the fair value of the right to reclaim collateral assets (receivable) or the obligation to return cash collateral (payable) is also offset against the net fair value of the corresponding derivative. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. The adoption of this FSP did not have a material impact on the consolidated financial statements as the Company does not have any derivative assets.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. The effective date for this statement is the first annual reporting period beginning on or after December 15, 2008. This standard will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this statement. In addition, any future changes to income taxes estimated at the time of acquisition will be applied to the current period’s net income (loss).

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 requires (1) that noncontrolling (minority) interests be reported as a component of stockholders’ equity, (2) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (3) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (4) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (5) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company will adopt this statement effective January 1, 2009 and is currently evaluating impact on the Company’s consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of SFAS 133” (“SFAS 161”). SFAS 161 is intended to enhance the required disclosures regarding derivatives and hedging activities by requiring entities to provide expanded disclosures about (1) the ways in which an entity uses derivatives, (2) the accounting for derivatives and hedging activities, and (3) the impact that derivatives have (or could have) on an entity’s financial position, financial performance, and cash flows. SFAS 161 requires expanded disclosures and does not change the accounting for derivatives. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 intends to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other U.S. GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principle” (“SFAS 162”). SFAS 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS 162 will become effective 60 days after the SEC approves the Public Company Oversight Board’s (PCAOB) amendments to AU Section 411 of the AICPA Professional Standards. SFAS 162 has no effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires issuers of convertible debt to separately account for the liability and equity components in order to reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. In addition, transaction costs incurred with third parties that directly relate to the issuance of convertible debt instruments shall be allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt and equity issuance costs, respectively. FSP 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and requires retrospective adjustments to the earliest periods presented. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to the provisions in this FSP. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application of this FSP is prohibited. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In June 2008, EITF Issue No. 08-3, “Accounting by Lessees for Maintenance Deposits under Lease Agreement” (“EITF 08-3”) was issued. This Issue applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. EITF 08-3 requires the lessee to account for these deposits as deposit assets. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees – An Amendment of SFAS 133 and FIN 45; and Clarification of the Effective Date of SFAS 161” (“FSP FAS 133-1 and FIN 45-4”) FSP FAS 133-1 and FIN 45-4 requires disclosures by sellers of credit derivatives and additional disclosures about the current status of the payment/performance risk of financial guarantees. FSP FAS 133-1 and FIN 45-4 are effective for financial reporting periods (annual or interim) ending after November 15, 2008. Accordingly, the Corporation adopted the provisions of FSP FAS 133-1 and FIN 45-4 as of December 31, 2008. The adoption of FAS 133-1 and FIN45-4 did not have a material impact on the consolidated financial statements.

In November 2008, EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) was issued. EITF 08-6 summarizes issues to consider when applying the equity method to account for business combinations and consolidated subsidiaries, which are affected by recently issued SFAS 141R and SFAS 160 (discussed above). This Issue is effective for fiscal years beginning on or after December 15, 2008. This Issue will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this Issue.

In November 2008, EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”) was issued. This Issue applies to all acquired intangible assets in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset), unless the intangible asset must be expensed in accordance with other literature. EITF 08-7 requires a defensive intangible asset to be accounted for as a separate unit of accounting and not included as part of the cost of the acquirer’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. Additionally, the defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This Issue is effective for fiscal years beginning on or after December 15, 2008. This Issue will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this Issue.

In November 2008, EITF Issue No. 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF 08-8”) was issued. EITF 08-8 applies to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. This Issue clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock. This Issue is effective for fiscal years beginning on or after December 15, 2008. Earlier application is prohibited. The Company is currently evaluating the impact implementation will have on the consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employer’s Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). This FSP amends FASB SFAS 132 (Revised 2003) Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to SFAS 132R that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the effect implementation will have on the consolidated financial statements.

In December 2008, FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46(R)-8”). This disclosure-only FSP improves the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities, including qualifying special-purpose entities. This FSP is effective for the first reporting period (interim and annual) ending after December 15, 2008. The adoption of this FSP did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company does not expect the adoption of this FSP to have a material impact on the consolidated financial statements.

3.	BUSINESS COMBINATIONS

(a)	During 2008, the Company made the following acquisitions, none of which were material to the Company’s operations or financial position:

(i)	Integrated Solutions Limited (“ISL”)

In March 2008, the Company acquired 51% interest in ISL, a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. Under the terms of the agreement, the Company paid approximately $762 at closing for such majority interest in ISL. In accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”), this acquisition has been accounted for under the purchase method of accounting, and the results of ISL’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

(ii)	Dynamic Business Consultants Pty Limited (“DBC”)

In July 2008, the Company acquired 100% of the assets of DBC, an Australian based vendor specializing in Microsoft Dynamics Great Plains solutions. Under the terms of the agreement, the Company paid approximately $832 at closing for such majority interest in DBC. In accordance with SFAS No. 141, this acquisition has been accounted for under the purchase method of accounting, and the results of DBC’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Goodwill recognized in conjunction with these individually insignificant acquisitions amounted to $405, of which $304 was assigned to the Software segment and $101 was assigned to the Global Services segment and such goodwill is not deductible for tax purposes.

In conjunction with these individually insignificant acquisitions, the Company acquired $1,319 of customer base intangible assets, of which $291 was assigned to the Software segment and $1,028 was assigned to the Global Services segment. These assets have a weighted-average useful life of 6 years.

The purchase price allocations for each of the preceding acquisitions have been finalized.

(b)	During 2008, the Company invested in 3 different Franchise Partners: DRE Mexico, Ross Brazil and Ross Chile for a total of $210.

(i)	DRE Mexico

In January 2008, the Company acquired 19% of the equity of DRE Mexico, a reseller of CRM products. Under the terms of the share purchase agreement, the Company paid $90 at closing. The Company accounts for this investment under the cost method of accounting.

(ii)	Ross Brazil

In June 2008, the Company acquired 19% of the equity of Ross Brazil, a reseller of ERP products. Under the terms of the share purchase agreement, the Company agreed to pay $96 of which $60 was paid through December 31, 2008 and the remaining $36 will be paid in 4 equal monthly installments during 2009. Ross Brazil is a development stage enterprise and the Company believes that it will likely be required to provide additional funding to support the operations. The majority owners are not believed to have the financial resources to support the anticipated operating losses expected in the early years of operation. Therefore, the Company determined that it is the primary beneficiary and have included the results of Ross Brazil’s operations in the Company’s consolidated financial statements in accordance with FIN 46(R), Consolidation of Variable Interest Entities (“FIN 46(R)”) since the date of acquisition.

(iii)	Ross Chile

In June 2008, the Company acquired 19% of the equity of Ross Chile, a reseller of ERP products. Under the terms of the share purchase agreement, the Company agreed to pay $147 of which $60 was paid through December 31, 2008 and the remaining $87 will be paid in 9 monthly installments during 2009. Ross Chile is a development stage enterprise and the Company believes that it will likely be required to provide additional funding to support the operations. The majority owners are not believed to have the financial resources to support the anticipated operating losses expected in the early years of operation. Therefore, the Company determined that it is the primary beneficiary and have included the results of Ross Chile’s operations in the Company’s consolidated financial statements in accordance with FIN 46(R) since the date of acquisition.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(c)	During 2007, the Company made the following acquisitions:

(i)	Respond Group Ltd. (“Respond”)

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

Under the terms of the share purchase agreement, the Company paid $14,743 at closing, subject to various adjustments. In addition, the Company agreed to pay up to a maximum of $14,000 of additional consideration based upon 2007, 2008 and 2009 revenue. Revenue must exceed $12,000 during each annual period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional compensation payments are subject to holdback in the event of breaches of representations and warranties, and various other adjustments. As of December 31, 2008, the criteria for contingent consideration were not met and, accordingly, no adjustment for the contingent payment has been recorded in the consolidated financial statements.

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Software segment, and such goodwill is not deductible for tax purposes.

(ii)	Saratoga Systems Inc. (“Saratoga”)

In April 2007, the Company acquired a 100% equity interest in Saratoga through a merger. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting, and the results of Saratoga’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Saratoga is a provider of enterprise CRM and wireless CRM applications.

Under the terms of the agreement, the Company agreed to pay not more than $35,000 in cash in connection with the merger, with $30,000 paid at closing and $5,000 placed into escrow for an 18-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments. Although the 18-month period has been completed, the escrow has not been released due ongoing discussions regarding the allocation of certain liabilities between the Company and the seller.

The Company’s plan to integrate certain activities at Saratoga was accounted for in accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”). These costs primarily include the closure of facilities and employee terminations in the United States, United Kingdom and Sweden. Such costs have been recognized as liabilities assumed in the acquisition because the Company had begun to assess and formulate a plan to integrate these activities at the time of the acquisition of Saratoga. During 2007, the Company recorded a liability of $1,730 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

December 31, 2007 and 2008, the Company had $398 and $59, respectively, remaining in accrued restructuring charges in the accompanying consolidated balance sheet related to this integration.

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

The purchase price of $13,214 for Optic has been allocated to the assets acquired and liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition. Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the CDC Games segment, and such goodwill is not deductible for tax purposes.

(iv)	Catalyst International, Inc. (“Catalyst”)

In September 2007, the Company acquired a 100% equity interest in Catalyst International, Inc. through a merger. In accordance with SFAS No. 141, this acquisition has been accounted for under the purchase method of accounting, and the results of Catalyst’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Catalyst is a provider of enterprise supply chain software and hardware solutions.

Under the terms of the agreement, the Company agreed to pay not more than $29,500 in cash in connection with the merger, with $25,000 paid at closing and $4,500 placed in escrow for a 24-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments.

The Company’s plan to integrate certain activities at Catalyst was accounted for in accordance with EITF 95-3. These costs primarily include the closure of facilities and employee terminations in the United States and United Kingdom. Such costs have been recognized as liabilities assumed in the acquisition because the Company had begun to assess and formulate a plan to integrate these activities at the time of the acquisition of Catalyst. During 2007, the Company recorded a liability of $704 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At December 31, 2007 and 2008, the Company had $149 and Nil, respectively, in accrued restructuring charges in the accompanying consolidated balance sheet related to this integration.

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill assigned to the Software and Global Services segments was $13,055 and $3,063, respectively. None of the goodwill is deductible for tax purposes.

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

(d)	During 2007, the Company acquired the following individually insignificant entities for a total cost of $934, which was paid in cash. In accordance with SFAS 141, these acquisitions have been accounted for under the purchase method of accounting, and the results of each respective acquisition’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

(i)	Vectra Corporation (“Vectra”)

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

In July 2007, a subsidiary of the Company completed the acquisition of 100% of the equity in PlanTec, a provider of information technology services to a broad range of industries including health, retail, telecommunications, waste management, transportation, state and federal governments in Australia. Under the terms of the purchase agreement, the Company paid approximately $557 in cash at closing, with additional consideration payable of up to $1,200 based upon 2008 and 2009 financial performance. As of December 31, 2008, the criteria for this contingent consideration were not met and, accordingly, the Company did not record an accrual at December 31, 2008.

(iii)	Snapdragon Consulting Pty. Ltd. (“Snapdragon”)

In October 2007, a subsidiary of the Company completed the acquisition of 100% of the equity in Snapdragon, an information service provider focused on Microsoft CRM based in Australia. Under the terms of the share purchase agreement, the Company paid approximately $271 at closing. In addition, the Company agreed to pay additional consideration payable in 2008 and 2009 based upon consolidated earnings of Snapdragon before interest income and interest expenses and income tax, but after amortization and depreciation. If Snapdragon achieves its forecast results, the total additional consideration payable would be approximately $1,400. As of December 31, 2008, the criteria for this contingent consideration were not met and, accordingly, the Company did not record an accrual at December 31, 2008.

(iv)	Acquisition of Franchise Partners

In May 2007, the Company acquired 19% of the equity in Business T.G. Spain, a reseller of ERP, CRM and SCM products. Under the terms of the share purchase agreement, the Company paid $431 at closing. The Company accounts for this investment under the cost method of accounting.

In August 2007, the Company acquired 10% of the equity in CMT Argentina, a reseller of CRM and c360 products. Under the terms of the share purchase agreement, the Company paid $84 at closing. The Company accounts for this investment under the cost method of accounting.

In November 2007, the Company acquired 19% of the equity in CDC CRM Solutions India, a reseller of CRM products. Under the terms of the agreement, the Company paid $2 at closing. CDC CRM is a development stage enterprise and the Company believes that it will likely be required to provide additional funding to support the operations. The majority owners are not believed to have the financial resources to support the anticipated operating losses expected in the early years of operation. Therefore, the Company determined that it is the primary beneficiary and have included the results of CDC CRM’s operations in the Company’s consolidated financial statements since the date of acquisition.

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

(e)	In 2006, the Company made the following significant acquisitions:

(i)	Equity Pacific (the “17game Group”)

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

The Company acquired the business of DBPI for a cash payment of $8,850 and the Company agreed to an additional cash payment of $1,400, payable on December 31, 2007, and subject to an adjustment onwards for any liability arising prior to the closing date. In addition, the Company also agreed to pay additional cash consideration of $1,400, payable April 30, 2008, based on a specified financial target, subject to an upward or downward adjustment. The contingent cash payment is also subject to adjustment in the event of breaches of representations and warranties. In March 2007, the Company entered into an addendum to its share purchase agreement pursuant to which, among other things, it accelerated the payment of the second cash installment payable to the sellers and paid $815 as an additional cash consideration to the sellers. Furthermore, in August 2007, the Company entered into a second

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

addendum to the share purchase agreement pursuant to which it accelerated the payment of the third cash installment, amended such amount to $1,250 and released the sellers from any liability after November 30, 2007. Under this addendum, the Company paid $625 on execution and paid the remaining amounts in three equal installments of $208. In accordance with EITF 95-08 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-08”), the Company has accounted for these additional contingent payments as adjustments to the purchase price and has recorded these payments as additional goodwill in the Company’s consolidated balance sheet as of December 31, 2007 and 2008.

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

The components of the purchase price were: (i) cash consideration of $2,113; (ii) 27,320,490 restricted shares of China.com Inc. valued at $1,605 at the commitment date; (iii) 10% of the issued share capital of CDC Mobile Media Corporation, a subsidiary of the Company, valued at $1,794 at the date of acquisition; and (iv) contingent consideration based on a formula set out in the agreement, which would vary based on the performance of the TimeHeart Group in the fourth quarter of 2006 and in the year 2007. The contingent consideration was to be in the form of restricted shares of China.com Inc., equivalent to a maximum amount of $2,080. As of December 31, 2008, the criteria for this contingent consideration were not met and, accordingly, no adjustment for the contingent payment has been recorded in the consolidated financial statements.

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

On December 1, 2006, the Company acquired a 100% equity interest in Vis.align through a merger. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of Vis.align’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Vis.align’s core business is providing worldwide IT support and managed services. The acquisition of Vis.align expands the Company’s services portfolio, generates cross-selling opportunities and offers customers additional end-to-end enterprise solutions and services.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The Company acquired the business of Vis.align for a cash payment of approximately $4,650. In addition to the fixed cash payment, a contingent payment of up to $7,520 is payable, partly in cash and partly in Class A common shares of the Parent, based upon 2007 and 2008 revenue. Revenue of Vis.align must exceed $20,000 during each annual period for any additional consideration to be payable for that period. As of December 31, 2008, the criteria for contingent consideration were not met and, accordingly, no adjustment for the contingent payment has been recorded in the consolidated financial statements.

The goodwill was assigned to the Global Service segment and such goodwill is not deductible for tax purposes.

(f)	During 2006, the Company acquired the following individually insignificant entities for a total cost of $11,550 which was paid primarily in cash. In accordance with SFAS 141, these acquisitions have been accounted for under the purchase method of accounting, and the results of each respective acquisition’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

(i)	Horizon IT Outsourcing Business (“Horizon”)

In February 2006, Software Galeria Inc., the Company’s 51% owned subsidiary (“SGI”), acquired the IT consulting services business of Horizon, which offers outsourced information technology professional services in the U.S. and Canada, utilizing India-based resources. The acquisition enabled the Company to enhance the Global Services segment through growth of the outsourced information technology professional services line of business. Under the terms of the agreement, the Company paid $608 in cash at closing and paid an additional $608 of cash consideration in installments during 2006. The Company also agreed to pay additional cash consideration of $1,000 in 2007 and 2008, if earnings before interest, taxes, depreciation and amortization (“EBITDA”) generated from the purchased business were at least $1,350 in each year 2006 and 2007. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2006 EBITDA and 2007 EBITDA is less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as compensation because in accordance with the purchase agreement the payment is automatically forfeited if employment terminates and it was probable that certain performance criteria were going to be met. The Company has accrued $717 and Nil at December 31, 2007 and 2008, respectively, related to these additional consideration payments.

In addition, the Company agreed to issue to the sellers up to a 20% equity interest in the entity formed to acquire the assets purchased from Horizon in the event the EBITDA generated from the purchased business exceeds specified targets during each of 2006, 2007 and 2008. No equity has been issued to the sellers as of December 31, 2008. The sellers also have the right to put their equity interest back to the Company between April 2009 and April 2011 at a predetermined and fixed cash consideration. The fair value of this put was determined to be a nominal amount.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(ii)	c360 Solutions Incorporated (“c360”)

In April 2006, the Company acquired 100% of the shares in c360, a global provider of CRM add-on products, industry-specific CRM solutions, and CRM development tools for Microsoft Dynamics CRM. The acquisition enabled the Company to expand globally through channel sales partners, and complements its market strategy to target mid-to-large sized organizations. Under the terms of the agreement, the Company paid $1,250 of cash and issued 50,000 of its unregistered Class A common shares at closing. The 50,000 shares were valued as of the commitment date at $225. In addition, the Company paid $1,641 of additional cash consideration during the year ended December 31, 2007, and agreed to issue to the sellers an additional 350,000 of its unregistered Class A common shares, to be issued in 50,000 share increments every three months through the twenty-one month anniversary of closing. The 350,000 shares were valued as of the commitment date at $1,572. An additional 200,000 unregistered Class A common shares of the Company may be earned by the seller based upon certain performance targets through 2009. In accordance with EITF 95-08, the Company has accounted for these additional contingent shares as compensation and has accrued $830 and $208 at December 31, 2007 and 2008, respectively.

The Company has agreed to issue up to an aggregate of 200,000 unregistered Class A common shares between the twenty-four and thirty-three month anniversary of closing in the event c360 achieves certain revenue targets. Through March 1, 2009, the full 550,000 unregistered Class A common shares of the Company had been issued.

(iii)	OST International, Inc. (“OSTI”)

In June 2006, the Company acquired OSTI. OSTI is a preferred third party vendor of consulting and outsourced IT services to many Fortune 500 companies, which expanded the Company’s business offerings to the Midwest region of the United States. Under the terms of the agreement, the Company paid $3,000 in cash at closing. A cash payment in the amount of $280 was made on March 31, 2007, for the net tangible assets of OSTI. In addition, the Company agreed to issue to the selling shareholder $330 worth of its unregistered Class A common shares prior to June 15, 2008, and an additional $220 worth of its unregistered Class A common shares prior to June 15, 2009. The Company also agreed to pay additional cash consideration in the amounts of $300 and $400 in the event 2007 and 2008 EBITDA for OSTI is $1,350 and $1,450, respectively. The additional consideration payments are subject to upward and downward adjustment, dollar-for-dollar, in the event 2007 and 2008 EBITDA are less than or greater than the targeted EBITDA amounts. The additional consideration payments are also subject to adjustment in the event of breaches of representations and warranties. The Company issued $277 worth of its unregistered Class A common shares during June 2008 to the selling shareholder. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as adjustments to the purchase price and has accrued $550 and $273 at December 31, 2007 and 2008, respectively.

(iv)	MVI Technology (“MVI”)

In October 2006, the Company acquired MVI. MVI is a developer of real-time performance management solutions specifically designed for the food and beverage and consumer products industries that enable manufacturers to merge

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

automated shop floor data, quality process control and manufacturing performance dashboards. Under the terms of the agreement, the Company paid approximately $5,273 of cash at closing. In addition, the Company agreed to pay up to a maximum of $12,000 of additional consideration based upon the revenue of MVI between months 1 through 12 (“First Payment”), 13 through 24 (“Second Payment”) and 25 through 36 (“Third Payment) following the closing. Revenue must exceed $6,000 during each 12-month period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash.

In September 2008, the Company executed an Addendum to Stock Purchase Agreement (2008 SPA) and restructured the MVI payments making the following amendments: (i) the calculation of the Third Payment is equal to 50% of the Adjusted Operating Profit for months 25 through 36 and (ii) extension of the payment period from months 37 through 48 by adding a Fourth Payment. The calculation of the Fourth Payment shall equal 50% of the Adjusted Operating Profit for months 37 through 48. Adjusted Operating Profit is calculated by aggregating revenue less cost of revenue, direct marketing costs identified in the budget, royalties or license fees paid for the use of Intellectual Property, and any cost related to the act or omission of the MVI President or anyone on his team.

The additional consideration payments are subject to adjustment in the event of breaches of representations and warranties, and various other adjustments. In accordance with EITF 95-08, the Company has accounted for these additional contingent payments as compensation when payment was contingent upon full time employment or as goodwill if there was no condition for required employment. Goodwill is only recorded when all conditions have been met and payment is probable. The Company has accrued $672 and $147 at December 31, 2007 and 2008, respectively, for these contingent payments.

Goodwill recognized in conjunction with these individually insignificant acquisitions amounted to $4,098 and was assigned $2,520 to the Software segment and $1,578 to the Global Services segment, respectively; $1,578 of such goodwill is deductible for tax purposes.

(g)	In 2006, 2007 and 2008, the Company paid $752, Nil and Nil, respectively, in additional earn-out considerations related to the acquisitions that were made before January 1, 2005. The Company will not be required to pay any additional earn-out consideration related to pre-January 1, 2005 acquisitions.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

4.	RESTRUCTURING AND OTHER CHARGES

The following table sets forth the components of restructuring and other charges recorded in the consolidated statements of operations:

	Year ended December 31,
	2006	2007	2008
Restructuring and other charges reported in continuing operations
Restructuring charges	$1,850	$927	$4,580
Legal settlements	2,900	1,370	649
Gain on disposal of long-lived assets	—	(540)	(121)
Impairment of cost investments and other assets	—	2,552	—
Impairment of intangible assets	—	—	2,147

Subtotal	4,750	4,309	7,255

Restructuring and other charges reported in discontinued operations
Restructuring charges	124	4	—
Legal settlements	—	—	(150)
Gain on sale of ION Global	—	(6,205)	—
MVAS impairment	—	2,398	—
CGI impairment	—	8,550	1,074

Subtotal	124	4,747	924

Total restructuring and other charges, net	$4,874	$9,056	$8,179

Restructuring Charges

For the year ended December 31, 2006, the Company incurred and charged to expense $ 2,943 in restructuring costs, principally at the Company’s subsidiaries, Praxa Limited (“Praxa”) and IMI. At IMI, restructuring costs were $2,288, comprised of $732 related to employee termination costs and $1,556 for closure of offices. At Praxa, restructuring costs were $323, comprised of $132 related to employee termination costs and $191 in other costs. In 2006, the restructuring liability at IMI was reduced by $711 due to a change in estimate relating to workforce reduction, and the restructuring liability at Pivotal was reduced by $353 due to a change in estimate relating to a lease termination.

For the year ended December 31, 2007, the Company incurred and charged to expense $3,995 in restructuring costs, principally at the Company’s subsidiaries, IMI, Ross, Pivotal and Praxa. At IMI, restructuring costs were $2,130, comprised of $2,096 related to employee termination costs and $34 for closure of offices. At Ross, restructuring costs were $666, comprised entirely of employee termination costs. At Pivotal, restructuring costs were $856, comprised of $306 related to employee termination costs and $550 related to legal fees. At Praxa, restructuring costs were $157, related to employee termination costs. The Company recorded adjustments to the restructuring liability of $3,064, which is primarily comprised of a $2,933 adjustment at Pivotal due to a change in estimate relating to a lease termination. During 2007, in connection with the Company’s acquisition of Saratoga and Catalyst, the restructuring liability was increased by $1,730 and $704, respectively, due to lease facility closure costs and workforce reduction costs.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

For the year ended December 31, 2008, the Company incurred and charged to expense $4,580 in restructuring costs, principally at the Company’s subsidiaries, Ross and Pivotal and the research & development center in North America. At Pivotal, restructuring costs were $1,698, comprised of $1,653 related to employee termination costs, and the remainder related to lease termination and related litigation. At Ross, restructuring costs of $1,126 comprised of expenses related to employee termination costs. Restructuring costs of $1,000 at the Company’s research & development center in North America related to employee termination costs.

At December 31, 2006, 2007 an 2008, the Company had a total of $6,010, 3,289 and $2,265, respectively, in accruals relating to the business restructuring activities. Pivotal, Ross, IMI, and the Company’s research & development center in North America are included in the Software segment. Praxa is included in the Global Services segment.

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2007, are as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at December 31, 2006	$235	$5,608	$167	$6,010
Expensed in 2007	3,371	74	550	3,995
Adjustments related to acquired subsidiaries	1,141	1,293	—	2,434
Adjustments to income	(164)	(2,933)	33	(3,064)
Amounts paid	(3,773)	(2,313)	—	(6,086)

Balance at December 31, 2007	$810	$1,729	$750	$3,289

Current	$810	$1,247	$750	$2,807
Non-current	—	482	—	482

	$810	$1,729	$750	$3,289

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2008, are as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at December 31, 2007	$810	$1,729	$750	$3,289
Expensed in 2008	4,373	224	168	4,765
Adjustments related to acquired subsidiaries	—	92	—	92
Adjustments to income	(13)	(172)	—	(185)
Amounts paid	(4,165)	(1,363)	(168)	(5,696)

Balance at December 31, 2008	$1,005	$510	$750	$2,265

Current	$1,005	$271	$750	$2,026
Non-current	—	239	—	239

	$1,005	$510	$750	$2,265

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Legal Settlements

The Company and its subsidiaries are parties to other litigation and claims incident to the ordinary course of business. Periodically, the Company settles these disputes with the various counterparties. During the years ended December 31, 2006, 2007 and 2008, the Company recorded $2,900, $1,370, and $649 in legal settlement costs. Discontinued operations legal settlement accounts resulted in a credit of $150 in 2008.

Gain on Sale of ION Global

In August 2007, the Company entered into four separate agreements to sell the principal assets and subsidiaries that comprised its Ion Global business for $9,000. Subsequent to the date of sale, the Company received an additional $665 due to a net asset adjustment. In total, these transactions resulted in a pretax gain of approximately $6,745 of which $540 is related to disposition of long-lived assets at one of our wholly owned subsidiaries and the remaining $6,205 is related to the disposition of subsidiaries comprising the former Ion Global business and included in discontinued operations. Under the terms of these agreements, the Company agreed to sell (i) the assets related to the internet consulting services and website design and development of Ion Global (California), Inc.; (ii) substantially all of the assets of Ion Global Limited; (iii) all of the issued and outstanding shares of Ion Global Korea Ltd. held by Ion Global (BVI) Ltd.; and (iv) the “Ion Global” trademark. Ion Global was included within the Global Services segment and the goodwill associated with this transaction was allocated on a historical basis as Ion Global was not integrated into the Company. The operations of the Ion Global business has been included in discontinued operations in 2007 and all historical periods presented.

Impairment of cost investments and other assets

The Company has made cost investments in several companies during its history. In 2007, one of these companies filed bankruptcy and the Company was not able to recover its $2,403 investment. The Company also wrote off other assets of $149.

Impairment of intangible assets:

In accordance with the Company’s policy on testing long-lived assets for impairment (Note 2(h)), the Company had a triggering event in 2007 that required testing the intangible assets of the Global Services segment. The Company performed its impairment test and determined that the intangible assets were impaired due to insufficient discounted cash flows to support the remaining intangible assets as a result of declining market conditions during 2008 and early 2009. The company recorded an impairment of $2,797 in impairment relating to trade name and customer base in the Global Services segment and licenses in the Games segment.

MVAS Impairment

In accordance with the Company’s policy in 2007 on testing long-lived assets for impairment (Note 2(h)), the Company had a triggering event that required testing the intangible assets of the MVAS business for impairment. The Company performed its impairment test and determined that the intangible assets were impaired because the Company did not have sufficient discounted cash flows to support the remaining intangible assets due to the fact that it had made the decision to exit this business in 2007. Therefore, in 2007 the Company wrote off all the remaining intangible assets that related to this segment, which equaled $2,398.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

CDC Games International Impairment

	Year ended December 31,
	2006	2007	2008
Impairment of games licenses	$—	$4,213	$650
Impairment of fixed assets and other assets	—	—	424
Impairment of cost investment in games development companies	—	4,337	—

	$—	$8,550	$1,074

The Company’s business model in the CDC Games segment is to make investments in a diverse set of online computer game licenses. The Company enters into many license arrangements with numerous game developers for the right to produce the online computer games in specific countries and/or geographical regions. Not all of these games are successfully launched due to various factors: 1) development problems, 2) poor beta test results, 3) other games have better potential to become successful and 4) limited capital resources. At least annually, the Company performs a recoverability assessment of the license fee assets based on the undiscounted future cash flows expected to be received from these licenses and record the impairment if required. In 2007 and 2008, the Company impaired $4,213 and $650, respectively, of licenses. In 2008, the Company also wrote off $424 in fixed assets associated with these licenses.

In addition, the Company made some cost investments in online computer game development companies. In 2007 these game developers lost their access to the credit markets, thus raising questions as to their ability to continue as a going concern. In 2007, the Company recorded a charge of $4,337 to write-off its investment in these companies.

5.	RESTRICTED CASH

The Company had $9,066 and $4,275 of restricted cash at December 31, 2007 and 2008, respectively. Included in restricted cash balance at December 31, 2007 and 2008 was cash held in various escrow accounts as collateral for pending litigation settlements totaling $3,612 and $3,749, respectively.

At December 31, 2007 and 2008, $454 and $365, respectively, of restricted cash served as collateral for an irrevocable standby letter of credit that provides financial assurance that the Company will fulfill its obligations with respect to the operating lease agreement at Pivotal Corporation, an affiliate of the Company. The letter of credit is renewed annually. The cash is held in custody by the issuing bank and is restricted as to withdrawal or use.

At December 31, 2007, an additional $5,000 served as collateral for the Company’s line of credit agreement with a financial institution (Note 11). The remaining balance in restricted cash at December 31, 2007 and 2008 served as collateral for a line of credit at one of the Company’s subsidiaries.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

6.	ACCOUNTS RECEIVABLE

Unbilled receivables represent the recognized sales value of performance relating to the Software and Global Services segments, and these amounts had not been billed and were not billable to the customers at the balance sheet dates. The balances will be billed upon the fulfillment of certain conditions agreed upon between the parties. Accounts receivable and allowance for doubtful accounts consisted of the following at December 31, 2006, 2007, and 2008:

	As of December 31,
	2007	2008
Accounts receivable:
Amounts billed	$91,219	$75,389
Unbilled	5,081	5,749

	96,300	81,138
Allowance for doubtful accounts	(8,688)	(8,304)

Net	$87,612	$72,834

	Year ended December 31,
	2006	2007	2008
Allowance for doubtful accounts:
Balance at beginning of year	$4,112	$5,373	$8,688
Additions	2,454	5,308	4,664
Additions - Discontinued Operations	436	387	621
Write-offs, net of recoveries	(1,629)	(2,380)	(5,669)

Balance at end of year	$5,373	$8,688	$8,304

7.	FAIR VALUE MEASUREMENTS

Certain of the Company’s financial and nonfinancial assets and liabilities are reported at fair value in the accompanying balance sheets. Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157 for its financial assets and liabilities measured at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The valuation techniques required by SFAS No. 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets.

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

•

Level 3 – Significant inputs to the valuation model are unobservable (supported by little or no market activities). These inputs may be used with internally developed methodologies that reflect in the Company’s best estimate of fair value from the market participant.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 at each hierarchical level:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at December 31, 2008
Financial assets:
Available-for-sale securities	16,908	—	28,317	45,225

Total financial assets	$16,908	$—	$28,317	$45,225

Financial liabilities:
Convertible notes embedded derivative (Note 11)	—	—	41,189	41,189

Total financial liabilities	$—	$—	$41,189	$41,189

The fair value of cash, restricted cash, accounts receivable and payable, and other short-term financial assets and liabilities approximate carrying value due to their short-term nature.

The valuation technique used to measure fair value for our Level 1 and Level 3 assets is a market approach, using prices and other relevant information generated by market transactions involving identical or comparable assets. There is no public market for the convertible notes and derivatives included in Level 3. As a result, there are no market-based price points available for comparison or any public information that could be used as a benchmark. Therefore, we used a model-based approach to measure fair value for our Level 3 liabilities. The model-based approach included assumptions in the following areas: time to maturity, applicable interest rate, market interest rate, recovery rate analysis, stock price, volatility, and risk-free rate.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis:

	Balance at December 31, 2007	Total realized gains (losses) and impairments included in earnings	Total unrealized gains (losses) included in other comprehensive income	Total realized and unrealized gains (losses) included in minority interests	Purchases, sales, issuances, settlements, net	Balance at December 31, 2008
Financial assets:
Available-for-sale securities	$28,499	$(5,034)	$1,258	$314	$3,280	$28,317

Total financial assets	$28,499	$(5,034)	$1,258	$314	$3,280	$28,317

	Balance at December 31, 2007	Total realized and unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income	Total realized and unrealized gains (losses) included in minority interests	Purchases, sales, issuances, settlements, net	Balance at December 31, 2008
Financial liabilities:
Convertible notes on embedded derivative (note 11)	11,782	30,283	—	—	(876)	41,189

Total financial liabilities	$11,782	$30,283	$—	$—	$(876)	$41,189

Total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2008		$25,249

Total realized gains and losses and impairment charges for available-for-sale securities are reported as impairment of available-for-sale securities in the consolidated statements of operations. Total realized and unrealized gains and losses for compound derivatives are reported as gain (loss) on change in fair value of derivatives in the consolidated statements of operations.

The Company also has assets that are subject to measurement at fair value on a non-recurring basis. These assets include those associated with acquired businesses, including goodwill and other intangible assets. For these assets, measurement at fair value in periods subsequent to their initial recognition is applicable if one or more is determined to be impaired. During the year ended December 31, 2008, the Company recorded a goodwill and intangible assets impairment of $50,201 and $2,797, respectively. The Company is not yet required to apply the provisions of SFAS 157 in the fair value measurement of the nonfinancial assets and liabilities recorded in connection with our business acquisitions during the year.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Available-for-sale securities consist of the following:

	December 31, 2007
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:
U.S. government securities	$74,595	$—	$(324)
Less: restricted securities pledged for banking facilities	30,867	—	(116)

Total debt securities	43,728	—	(208)

Common Stock	3,903	192	(385)

Total equity securities	3,903	192	(385)

Total current available-for-sale securities	47,631	192	(593)

Noncurrent:
CDOs	23,736	111	—
Private equity securities	4,790	—	—

Total noncurrent available-for-sale securities	28,526	111	—

Total available-for-sale securities	$76,157	$303	$(593)

	December 31, 2008
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:
CDOs	$16,546	$845	$—

Total debt securities	16,546	845	—
Common Stock	1,808	—	—

Total equity securities	1,808	—	—

Available-for-sale marketable securities	15,100	—	(72)

Total current available-for-sale securities	33,454	845	(72)

Noncurrent:
Private equity securities	11,771	584	—

Total equity securities	11,771	584	—

Total noncurrent available-for-sale securities	11,771	584	—

Total available-for-sale securities	$45,225	$1,429	$(72)

Included in the total available-for-sale debt securities as of December 31, 2007 and 2008, were debt securities with a market value of $30,867 and Nil, respectively, which were pledged as compensating balances in connection with the credit lines granted to the Company as further discussed in Note 11.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The gross realized gains on sales of available-for-sale securities totaled $392, $516, and $127 in 2006, 2007 and 2008, respectively. The gross realized losses on sales of available-for-sale securities totaled $224, $2, and Nil in 2006, 2007 and 2008, respectively.

CDO

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

The Company currently intends to hold the CDO investments as short-term investments. As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2007 and 2008, was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rates of return offered on comparable investments with comparable risks. In addition at December 31, 2008, management based the fair value on binding quotes received from third parties for these investments. These valuations represent management’s best estimate of fair value of these investments at December 31, 2007 and 2008, and may or may not represent the ultimate value of these investments.

At December 31, 2007 and 2008, the Company evaluated the length of time and extent to which the fair market value of certain of its securities had been less than their cost, as well as the financial condition and performance of the issuer and the Company’s intention and ability to hold such securities to recovery or maturity. The Company records an impairment loss on securities for which the decrease in fair value of the securities was determined to be OTT impaired. At December 31, 2007 and 2008, the Company recorded an impairment of $13,497, and $5,436, respectively, on CDOs that were determined to have an OTT impairment. The amount is presented separately in impairment of available-for-sale securities on the consolidated statement of operations.

Valuation and Impairment

At December 31, 2007 and 2008, all available-for-sale securities were carried at market value. Unrealized holding gain or losses were reported in accumulated other comprehensive income (loss) and as a separate component of shareholders’ equity. Any declines in fair value judged to be OTT were reported in impairment of available-for-sale securities in the consolidated statements of operations.

The unrealized losses on the Company’s investments in U.S. Treasury obligations were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be OTT impaired at December 31, 2007 and 2008.

The company’s investments in current available for sale marketable securities consist primarily of investment in a fund that invests primarily in a diversified portfolio of short term fixed income securities and money market instruments. The securities are highly liquid and traded on a secondary market maintained by the issuer. The investment can be redeemed at any point with a 3 day settlement period.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The company’s investments in long term private equity consist primarily of investment in private equity funds. The fair market value is determined from the audited financial report of each fund based on the Company’s proportionate ownership percentage and thus the Company does not consider these investments to be OTT impaired at December 31, 2008.

The Company’s investments in marketable equity securities consist primarily of investments in common stock. After considering the near-term prospects of the issuers, and Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be OTT impaired at December 31, 2007. However, because of the significant deterioration of global equity market in the fourth quarter 2008 and first quarter 2009, the Company recorded $2,322 impairment loss on securities for which the decrease in fair value of the securities was determined to be OTT and $743 impairment loss on our investment in Mgame.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be OTT impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2008.

	December 31, 2007
	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
U.S. Treasury obligations	$—	$—	$64,595	$388	$64,595	$388
Marketable equity securities	179	53	948	333	1,127	386

Total	$179	$53	$65,543	$721	$65,722	$774

	December 31, 2008
	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Available-for-sale marketable securities	$15,100	$72	$—	$—	$15,100	$72

Total	$15,100	$72	$—	$—	$15,100	$72

8.	PROPERTY AND EQUIPMENT

Depreciation expense from continuing operations was $3,492, $6,294 and $8,311 for the years ended December 31, 2006, 2007 and 2008, respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes the Company’s property and equipment as of December 31:

	2007	2008
Leasehold improvements	$2,962	$1,977
Furniture and fixtures	557	3,662
Office equipment	960	7,776
Computer equipment	31,398	28,674
Motor vehicles	266	461

	36,143	42,550
Less: Accumulated depreciation	(16,484)	(27,158)

Property and Equipment, net	$19,659	$15,392

9.	GOODWILL

The changes in the carrying amounts of goodwill for the years ended December 31, 2007 and 2008 are as follows:

	Software	Global Services	CDC Games	China.com	Discontinued Operations	Total
Balance as of December 31, 2006	$87,064	$26,503	$14,765	$5,618	$71,100	$205,050
Goodwill acquired during the year	56,700	6,492	9,059			72,251
Purchase price adjustments	—	3,429	—	—	—	3,429
Disposal of ION Global	—	(1,295)	—	—	—	(1,295)
Reallocation of goodwill	(1,838)	1,838	—	—	—	—
Adjustments to tax liabilities for acquired companies	1,591	(233)	—	—	—	1,358
FIN 48 adoption adjustments	(1,844)	—	3,890	—	—	2,046
Goodwill impairment recorded during the year	—	—	—	—	(71,096)	(71,096)
Foreign currency adjustment	1,577	1,024	1,606	(163)	(4)	4,040

Balance as of December 31, 2007	143,250	37,758	29,320	5,455	—	215,783
Goodwill acquired during the year	357	380	—	—	—	737
Purchase price adjustments	(678)	(339)	(710)	(222)	—	(1,949)
Reallocation of goodwill	3,258	(3,258)	—	—	—	—
Adjustments to tax liabilities for acquired companies	(1,291)	(79)	145	915	—	(310)
Goodwill impairment recorded during the year	—	(25,044)	(19,922)	(5,235)	—	(50,201)
Foreign currency adjustment	(8,909)	(2,026)	1,958	—	—	(8,977)

Balance as of December 31, 2008	135,987	7,392	10,791	913	—	155,083

Since the onset of the regulatory changes for the MVAS business in 2006, the Company has been reducing the headcount and the marketing promotion expenses incurred for the MVAS business. In 2007 the Company improved upstream into the content provider segment of the business, launched popular games and developed mobile applications for enterprises and government offices in China. However, as the regulatory environment for the MVAS business continued to be difficult, the Company saw no reasonable instances where the MVAS business could have improved and in late 2008 decided to wind down and discontinue the MVAS business.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In 2007 the Company recorded net purchase price adjustments of $3,429 related to 2006 acquisitions. Most notably, goodwill from the DBPI acquisition was adjusted to $1,989 based on a renegotiated purchase price, which resulted from an amendment to the original purchase agreement. Also, a $987 adjustment was made to the fair market values of assets and liabilities of Vis.align subsequent to recording the initial purchase accounting entries.

In 2007 the Company reallocated the goodwill from the acquisition of Vis.align from the Software segment to the Global Services segment. Vis.align was originally acquired in December of 2006 and the goodwill was assigned to the Software segment. However, during the integration process, management determined that Vis.align’s product and service offerings were more closely aligned with the Global Services segment; therefore 100% of the goodwill recognized in conjunction with this acquisition was reallocated from the Software segment to the Global Services segment.

In 2008 the Company reallocated the goodwill from the acquisition of Catalyst from the Global Services segment to the Software segment. Catalyst was originally acquired in September of 2007 and the Catalyst SAP portion of the business was assigned to the Global Services segment. However, during the integration process, management determined that the Catalyst SAP product and service offerings were more closely aligned with the Global Services segment; therefore goodwill recognized in conjunction with this acquisition was allocated to the Software and Global Services segments in the amount of $13,055 and $3,063, respectively.

In 2008 the Company performed its annual impairment test and determined that the carrying value of goodwill assigned to Global Services, CDC Games and China.com segments exceeded their implied fair values. In 2008 the Company recorded a goodwill impairment charge of $25,044, $19,922 and $5,235 at Global Services, CDC Games and China.com segments, respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

10.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets as of December 31:

	2007			2008
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Capitalized software:
Capitalized software	$28,910	$(8,865)	$20,045	$36,695	$(18,211)	$18,484
Acquired technologies	47,422	(24,046)	23,376	43,631	(28,349)	15,282

Total capitalized software	76,332	(32,911)	43,421	80,326	(46,560)	33,766
Other intangible assets:
Customer base and contracts	78,323	(26,725)	51,598	72,713	(33,217)	39,496
Business licenses and partnership agreements	32,420	(17,485)	14,935	26,912	(13,239)	13,673
URLs	16,950	(5,182)	11,768	16,904	(5,989)	10,915
Trade names	3,698	(764)	2,934	2,717	(1,228)	1,489

Total other intangible assets	131,391	(50,156)	81,235	119,246	(53,673)	65,573

Total Intangible Assets	$207,723	$(83,067)	$124,656	$199,572	$(100,233)	$99,339

These intangible assets are amortized using the greater of the straight-line method over the estimated useful life of the respective asset or the undiscounted cash flows method. The Company had trademarks not subject to amortization with carrying values of $7,949 and $7,948 as of December 31, 2007 and 2008, respectively. Refer to Note 4 for information on the impairment of CDC Games license fee assets.

The following table summarizes the actual amortization expense and the estimated amortization expense for each of the past three years and each of the following five years based on the current amount of capitalized software and other intangible assets subject to amortization:

	Cost of Revenue		Operating Expenses
Year ended December 31:	Capitalized Software	Acquired Technologies	Other Intangible Assets	Continuing Operations Subtotal	Discontinued Operations	Total
Actual:
2006	$3,347	$6,340	$7,108	$16,795	$1,207	$18,002
2007	5,802	11,239	10,475	27,516	2,182	29,698
2008	8,811	6,956	18,176	33,943	167	34,110
Estimated:
2009	10,622	5,436	14,237	30,295	—	30,295
2010	7,738	4,541	11,738	24,017	—	24,017
2011	122	3,272	6,932	10,326	—	10,326
2012	—	984	5,721	6,705	—	6,705
2013 and thereafter	—	1,049	26,947	27,996	—	27,996

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS

Financing arrangements at December 31, 2007 and 2008 were as follows:

	December 31,
	2007	2008
Convertible notes	$—	$164,500
Discount on debt	—	(3,539)
Fair value of compound derivative at the end of the year	—	41,189

Convertible notes - short-term	$—	$202,150

Convertible notes	$168,000	$—
Discount on debt	(4,877)	—
Fair value of compound derivative at the end of the year	11,782	—

Convertible notes - long-term	$174,905	$—

Credit line agreements	$33,355	$7,648
Other financing arrangements	537	617

Total short-term bank loans	$33,892	$8,265

(a) Convertible Notes

In November 2006, the Company issued $168,000 aggregate principal amount of 3.75% senior exchangeable, unsecured convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act (“the Notes”). The Company issued these Notes in order to raise additional capital to fund future acquisitions and to establish an implied market value for two wholly-owned subsidiaries of the Company in the event of a qualifying initial public offering (“IPO”).

Conversion Option. Under the terms of the Notes, the holders have the right to exchange such Notes into common shares of the Company or upon a qualifying IPO, common shares of two wholly-owned subsidiaries of the Company based on a predetermined exchange price and when the qualified IPO is consummated. The aggregate number of common shares of the Company’s common stock that the Company may deliver to the holders in connection with exchanges of the Notes is capped at a maximum of 19.99% of the number of shares of the Company’s common stock outstanding as of the issue date of the note. The aggregate number of common shares of each subsidiary that the Company is required to deliver to holders in connection with exchanges of the Notes is capped at a maximum of 33.33% of the number of shares of each subsidiary’s common stock outstanding as of the time of the exchange. Upon the occurrence of a qualified IPO of either subsidiary and if the holders of the Notes decide to convert the Notes into the respective subsidiary’s shares, the Company has agreed to satisfy the conversion option by delivering the existing shares of its investment into the subsidiary. The investors have agreed to a lock-up period of up to 180 days following the date of an IPO prospectus during which the investors will refrain from selling any of each subsidiary’s respective common shares.

Contingent Written Put Option 1. If a qualified IPO (defined as gross proceeds before underwriting discounts, commissions and fees, to the Company and any of its selling

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

shareholders are at least $100,000, provided that the total gross proceeds to all selling shareholders is not in excess of 30% of the total proceeds from the IPO) by either of the two wholly-owned subsidiaries of the Company has not occurred within the first three years of issuance of the Notes, the holder has the right to force the Company to repurchase all or any portion of an outstanding Note in cash for an amount equal to the sum of (i) the principal of the Note, (ii) all accrued and unpaid interest and (iii) any additional amounts. The accrued and unpaid interest amount will be based on an interest premium of 12.5% applied retroactively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the PRC were to require the Company to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the Note agreement. The Company is required to bifurcate this put option pursuant to SFAS 133. See Note 24 for further discussion of this matter.

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

The Company is permitted to suspend without penalty the availability of the registration statement as a result of delaying the disclosure of material, nonpublic information concerning the Company for a maximum of 20 consecutive days and no more than 60 days in any period of 365 days. The registration rights agreement represents a contingent obligation of the Company to make future payments under a registration payment arrangement. The Company accounts for the registration rights agreement in accordance with SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”) and FASB Interpretation No.14, “Reasonable Estimation of the Amount of a Loss”. At December 31, 2007 and 2008, the Company did not accrue for contingent obligation related to the registration rights agreement because of the remote likelihood that it will incur a loss under the registration rights agreement.

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

In accordance with SFAS 133, the Company aggregated and accounted for the embedded derivatives as one compound derivative. The compound embedded derivative is comprised of the following: Contingent Written Put Options 1 & 2, Contingent Payments 1-3 and 5. The Company used a binomial option pricing model to calculate the fair value of the Contingent Written Put Options 1 & 2 and the Contingent Payments 1 & 2. The Company valued the Contingent Payment 3 & 5 using a discounted present value approach. The Company values the embedded derivatives at each subsequent reporting period and records the change in value of the derivatives in a separate line item in the accompanying consolidated statements of operations.

Details of the compound derivative for the years ended December 31, 2007 and 2008 are as follows:

	December 31,
	2007	2008
Fair value of compound derivative at the beginning of the year	$5,786	$11,782
(Gain) loss on change in fair value of derivatives	5,996	30,283
(Gain) loss on purchase of convertible notes	—	(876)

Fair value of compound derivative at the end of the year	$11,782	$41,189

At December 31, 2007, the Company recorded debt issuance costs of $3,460 in conjunction with the issuance of the convertible notes, which are included in prepayments and other current assets and other assets on the accompanying balance sheets. The debt issuance costs are being amortized over 5 years on a straight-lined basis. The amortization expense is recorded in interest expense on the accompanying statements of operations.

The estimated fair value of the Notes at December 31, 2007 and 2008 was $158,406 and $143,217, respectively.

There are no recourse provisions associated with these Notes that would enable the Company to recover from third parties any of the amounts paid under the credit derivative and there are no assets held either as collateral or by third parties that, upon the occurrence of any specified triggering event or condition under the credit derivative, the Company can obtain and liquidate to recover all or a portion of the amounts paid under the credit derivative.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(b) Credit Line Agreements

(i) $100,000 Line of Credit

Prior to August 2008, the Company had a line of credit arrangement with a financial institution, on which it was able to borrow up to $100,000 on such terms as the Company and the financial institution mutually agreed upon. Interest was payable at the end of each interest period and was calculated using the London Inter-Bank Offered Rate (“LIBOR”) for the applicable interest rate period plus 0.2% per annum (4.42% at December 31, 2007). At December 31, 2007 and 2008, the Company had $30,000 and Nil outstanding, respectively. The outstanding balance on this line of credit was paid and the line was cancelled in August 2008.

(ii) $6,300 Line of Credit

A subsidiary of the Company has a line of credit with a financial institution in which the subsidiary may borrow up to $6,300. This credit facility had an outstanding balance of $905 and $5,347 as of December 31, 2007 and 2008, respectively and the unused portion was $5,595 and $953 at December 31, 2007 and 2008, respectively. Accrued unpaid interest is payable monthly based upon the lower of LIBOR for the applicable interest rate period plus 2.20% per annum or 5% (3.28% at December 31, 2008). The credit facility is secured by the assets of the subsidiary. The Company is in compliance with all financial covenants associated with this credit facility.

(iii) Revolving Line of Credit

The Company utilized a margin facility to draw a revolving line of credit, with balances outstanding of $1,872 and $2,300 at December 31, 2007 and 2008, respectively. Interest is payable based upon LIBOR for the applicable interest rate period plus 0.75% per annum (1.87% at December 31, 2008). To secure the line of credit, the Company pledged some of the Company’s available-for-sale securities.

(iv) Line of Credit Secured by Accounts Receivable

Under the line of credit arrangement between a financial institution and subsidiary of the Company, the financial institution allows the subsidiary to borrow up to 80% of the subsidiary’s accounts receivable balance. There was an outstanding balance of $579 and Nil as of December 31, 2007 and 2008, respectively.

In connection with the credit lines granted to the Company, the Company maintained compensating balances of $5,454 and $365, in restricted cash at December 31, 2007 and 2008, respectively, available-for-sale debt securities of $30,867 and Nil at December 31, 2007 and 2008, respectively.

The weighted average interest rates on short-term borrowings during the year were 5.5% in 2007, and 3.60% in 2008. The weighted average interest rates on short-term borrowings at December 31, 2007 and 2008 were 5.1% and 4.06% per annum, respectively.

As of December 31, 2008, the Company was in compliance with all of its debt covenants.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) is as follows:

	Unrealized gains (losses) on available- for-sale securities	Foreign currency translation adjustments	Total
Balance at December 31, 2006	$(1,901)	$13,745	$11,844
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	2,215	—	2,215
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	(270)	—	(270)
Foreign currency translation adjustments	—	11,835	11,835
Realized losses, net of gains and income taxes included in net loss	(450)	—	(450)

Balance at December 31, 2007	$(406)	$25,580	$25,174

Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	(476)		(476)
Minority interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	(808)		(808)
Impairment of marketable securities reported in net loss	3,047		3,047
Foreign currency translation adjustments		(14,211)	(14,211)

Balance at December 31, 2008	$1,357	$11,369	$12,726

13.	RELATED PARTY TRANSACTIONS

The Company had the following material transactions with related parties during the years ended December 31, 2006, 2007 and 2008.

(a) BBMF Group Inc. In January 2007, the Company entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which it provided a $3,000 loan for working capital purposes and to accelerate business expansion. In January 2008 all principal amounts outstanding together with interest accrued thereon was converted into common shares of BBMF Group Inc. In addition, in December 2007, CDC Games entered into a purchase agreement with an existing shareholder of BBMF Inc. to purchase 346,800 shares of BBMF, Inc. for aggregate consideration of $6,800. Under the purchase agreement, CDC Games transferred $6,800 to an escrow account in December 2007. The share purchase was completed by CDC Games in January 2008 and is included as a component of “Investments under cost method” in the Company’s consolidated balance sheets. Subsequent to CDC’s investment, BBMF, Inc. distributed all of the shares of BBMF Group, Inc. held by it to its shareholders on a pro rata basis and BBMF, Inc. In December 2008, the Company disposed of 110,000 shares in BBMF Inc. bringing its ownership percentage to approximately 19.9%.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

As of December 31, 2008, BBMF Group Inc. is owned 16.07% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of CDC Corporation. In addition, Mr. Antony Ip serves as the chairman and a director of BBMF. Antony Ip is the son of Peter Yip. During 2008, Mr. Ip terminated his employment with CDC Corporation and resigned from his responsibility to serve as a director and chief strategy officer of CDC Games.

The Company accounts for the investment in BBMF Inc. on an equity basis. The Company’s share of equity earnings related to its investment in BBMF Inc. were $740 for the year ended December 31, 2008, presented separately on the consolidated statement of operations.

(b) Golden Tripod Limited (“Golden Tripod”). For the years ended December 31, 2006, 2007 and 2008, the Company paid management fees of $77, $45 and $Nil, respectively, to Golden Tripod, an entity affiliated with Xinhua, one of the Company’s shareholders, for the provision of general management services to the Company, including consultancy fees provided by Golden Tripod.

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

•

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In December 2008, CDC Corporation entered into an Executive Services Agreement (“the Agreement”) with APOL, in which APOL agreed to provide certain Services of Peter Yip as the Chief Executive Officer and Vice-Chairman of CDC Corporation. The December 2008 Agreement was subsequently amended in March 2009 and extends the previously executed Executive Services Agreement dated April 2006. Under the terms of the Agreement, Peter Yip will receive cash payments consisting of:

•	$1,000 one-time cash bonus upon execution of the Agreement and $1,700 stock compensation;

•	$1,175 in annual compensation for providing Services to the Company;

•	Quarterly bonus of up to $200 per fiscal quarter linked to the Company’s Adjusted EBITDA performance and targets set in advance of quarter-end by the Compensation Committee or the Board;

•	$175 upon the achievement of at least $18.7 in savings of interest charges as a result of purchases by the Company of its 3.75% Convertible Notes;

•

$175 upon the successful achievement of the payment, modification, or discharge of the entire $168,000 aggregate principal balance of Convertible Notes prior to November 10, 2009, such that the Contingent Written Put Option 1 (Note 11) is avoided or eliminated; and

•	$350 upon the effectiveness of a Registration Statement for a qualified IPO of one of its wholly-owned subsidiaries on or before June 15, 2010.

At December 31, 2008, the Company recorded an accrual for the $1,000 one-time cash bonus and the $1,700 stock compensation was expensed according to the vesting schedule. All other payments will be accrued as the established targets are met.

Under the terms of the Agreement, APOL is granted the following options under the 1999 Stock Option Plan:

•	2,400,000 share options to purchase the Company’s Class A common stock at an exercise price of $0.87 per share under the 2006 Agreement (“Existing Options”);

•	2,399,999 share options to purchase the Company’s Class A common stock at an exercise price of $0.87 per share under the 2006 Agreement (“Contingent Options”); and

•	900,000 share options to purchase the Company’s Class A common stock at an exercise price of $1.29 per share under the 2008 Agreement (“New Options”).

These Existing Options and New Options vest in equal quarterly installments over an eighteen month period from the Effective Date. The Contingent Options vest in installments upon achievement of specified milestones as follows:

•

a public listing of a wholly-owned subsidiary of the Company or a special purpose acquisition company on a recognized stock exchange outside of Hong Kong and the PRC and listed independently of CDC Corporation;

•	a public listing of a subsidiary subsequently acquired after the date of the Agreement;

•	a public listing of any other business acquired by the Company after the date of this agreement or the acquisition of at least 20% of a company listed on a recognized stock exchange;

•	completion of a convertible bond offering of at least $50 million; and

•	completion of a pre-IPO investment of at least $25 million in a wholly-owned subsidiary of the Company by a major private equity, buyout, hedge fund or strategic investor.

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

As of December 31, 2008, APOL is the owner of 11,987,253 Class A common shares of the Company and had outstanding options to purchase additional 6,999,999 Class A common shares of the Company, of which 13,500 options were exercisable at December 31, 2008. Mr. Yip’s spouse also owns 4,878,998 Class A common shares of the Company.

(e) Harry Edelson lawsuit against the Company. In connection with Harry Edelson, a former director of the Company, lawsuit against the Company, the Company is paying the costs of outside counsel retained to represent Dr. Raymond Ch’ien and Peter Yip in this matter. The Company has not paid any fees associated with this case for the years ended December 31, 2006, 2007 and 2008.

The Company had revenue from sales to franchise partner investees accounted for under the cost method and FIN 46(R) (Note 3) in the amount of $530 and $1,276 for the years ended December 31, 2007 and 2008. These amounts are recorded on a net basis and included in Royalties from related parties in the consolidated statements of operations.

14.	VARIABLE INTEREST ENTITIES

The MVAS and Internet content services are subject to foreign ownership restrictions in the PRC. To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of telecommunications and other information services within the PRC, the

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Company provides substantially all of its MVAS and Internet portal services through its variable interest entities (“VIEs”). These VIEs are owned by certain employees of the Company who are PRC citizens (the “Nominees”). The Company funds the capital invested in these companies via interest-free loans to these PRC employees. These loans are eliminated in consolidation along with the capital of the VIEs. As of December 31, 2007 and 2008, the total amounts of interest-free loans to the Nominees were approximately $13,911 and $13,908, respectively. The Company has not pledged any assets as collateral for the obligations of any of the VIEs, and the creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s involvement with these VIEs does not have a material impact on the consolidated financial statements.

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

The following is a summary of the VIEs of the Company at December 31, 2008. All have been consolidated by the Company in accordance with FIN 46(R), because the Company is the primary beneficiary. The entities mentioned below have been organized under the laws of the PRC with Chinese names and do not have official English names.

(a) Beijing Newpalm Technology Co., Ltd. Beijing Newpalm Co., Ltd. (“Beijing Newpalm”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. Beijing Newpalm is owned by two PRC employees of the Company who own 50% each. The registered capital of Beijing Newpalm is $1,282.

(b) Beijing Wisecom Technology Co., Ltd. Beijing Wisecom Co., Ltd. (“Beijing Wisecom”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. Beijing Wisecom is 50% owned by a third party, and the remaining 50% is owned by a PRC employee of the Company. The registered capital of Beijing Wisecom is $1,282.

(c) Beijing China.com Technology Services Co., Ltd. Beijing China.com Technology Services Co., Ltd. (“Beijing China.com”) is a PRC company which operates the portal “www.China.com” under its Internet content company license and sells the online advertising space to advertisers or their agents. Beijing China.com is 40% owned by the general manager of China.com Inc., and the remaining 60% is owned by two PRC employees of the Company who own 40% and 20%, respectively. The registered capital of Beijing China.com Inc. is $1,282.

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

(h) Beijing Dianzong Advertising Media Co., Ltd. (formerly know as Beijing Xianda Hulian Technology Development Co., Ltd.) Beijing Dianzong Advertising Media Co., Ltd. (“Dianzong”) is a PRC company which provides online game publishing services in Mainland China. Dianzong is owned by two PRC employees of the Company who own 50% each. The registered capital of Dianzong is $1,282.

(i) Guangzhou Optic Communications Ltd. Guangzhou Optic Communications Ltd. (“Guangzhou Optic”) is a PRC company which provides online game publishing services in Mainland China. Guangzhou Optic is owned by three PRC employees of the Company who own 34%, 33% and 33% each, respectively. The registered capital of Guangzhou Optic is $3,972.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Significant components of the provision for income taxes are as follows:

	Year ended December 31,
	2006	2007	2008
Current tax expense from continuing operations	$3,276	$4,373	$4,741

Deferred tax expense (benefit) allocated to:
Realization of tax benefits of acquired entities reflected as a reduction of goodwill	5,857	396	865
Operations	(6,760)	5,074	(4,438)

Continuing operations	(903)	5,470	(3,573)

Total income tax expense	$2,373	$9,843	$1,168

	Year ended December 31,
	2006	2007	2008
International:
Current	$1,906	$3,409	$4,692
Deferred	3,923	5,055	1,513

U.S.:
Current	1,370	965	49
Deferred	(4,826)	414	(5,086)

Total income tax expense	$2,373	$9,843	$1,168

	Year ended December 31,
	2006	2007	2008
International	$18,511	$(24,882)	$(78,506)
U.S.	(4,078)	(1,193)	(33,597)

Income (loss) before income taxes	$14,433	$(26,075)	$(112,103)

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Deferred tax liabilities and assets consist of the following:

	December 31,
	2007	2008
Deferred tax assets:
Short-term
Deferred revenue	$3,660	$3,225
Accruals and reserves	4,011	7,425
Net Operating Loss Carryforwards	—	4,100
Other	668	1,018
Valuation allowance	(4,916)	(7,888)

Net short-term deferred tax assets	3,423	7,880

Long-term
Net operating loss carryforwards	81,573	73,125
Net capital loss carryforwards	5,347	1,016
Book and tax base differences on assets	2,533	2,590
Alternative minimum tax credit	66	818
Investment Tax Credit	2,761	1,993
Research and development	2,723	5,918
Other	7,342	10,885
Valuation allowance	(57,769)	(54,486)

Net long-term deferred tax assets	44,576	41,859

Total net deferred tax assets	47,999	49,739

Deferred tax liabilities:
Short-term
Other	942	438

Total short-term deferred tax liabilities	942	438

Long-term
Acquired intangible assets	19,798	15,248
Capitalized software	3,280	6,357
Indefinite lived assets	2,427	2,521
Other	2,991	3,498

Total long-term deferred tax liabilities	28,496	27,624

Total deferred tax liabilities	29,438	28,062

Net deferred tax asset	$18,561	$21,677

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The reconciliation of income taxes computed at the respective statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended December 31,
	2006	2007	2008
Income tax expense computed at the respective statutory rates	$4,349	$11,062	$(4,445)
Changes in tax rates	94	2,287	902
Tax holiday concession	(5,052)	(1,745)	(178)
Impact of foreign earnings	—	3,704	—
Non-deductible items	3,288	(8,095)	1,604
Accrual to return adjustments	(34)	286	45
Other	129	(945)	509
Capital loss	—	(1,288)	—
Credits	—	(1,569)	—
Change in acquisition goodwill affecting provision for income taxes	—	243	—
Change in valuation allowance affecting provision for income taxes	(401)	5,903	2,731

Total income tax expense from continuing operations	$2,373	$9,843	$1,168

The Company considers itself to be permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly no deferred income tax liability related to its foreign subsidiaries unremitted earnings has been included in the Company’s provision for income taxes. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

Due to its history of losses, the Company does not believe that sufficient objective and positive evidence currently exists to conclude that the recoverability of certain of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances of $62,685 and $62,374 as of December 31, 2007 and 2008, respectively, to cover its net deferred tax assets. The valuation allowance for deferred tax assets increased by $3,716 in 2007, and decreased by $311 in 2008. The changes were a result of management’s determination that it was more likely than not that some of the deferred tax assets would be realized based on profitability of certain entities. Under SFAS 141(R), which is effective for 2009, any future changes to our conclusion on the recoverability of the Company’s deferred tax assets related to prior acquisitions will result in an increase or decrease to income tax expense.

At December 31, 2007 and 2008, the Company had world-wide net operating loss carryforwards of approximately $299,496 and $321,969, respectively for income tax purposes, $126,181 and $118,194 of which will expire from 2008 to 2028 and $173,315 and $164,493 of which can be carried forward indefinitely. In the U.S., the Company had federal and state net operating loss carryovers at December 31, 2007 and 2008 of $69,956 and $75,739 respectively, of which $60,060 and $51,317 are subject to significant limitation provisions. The Company also had a U.S. net capital loss carryover of $10,279 which expired in 2008. The limitation provisions which are imposed by the U.S. Internal Revenue Service significantly restrict the Company’s ability to realize the benefits of these U.S. carryovers.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Effective January 1, 2007, the Company adopted FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 (Note 2). For the year ended December 31, 2007 and 2008, the company recognized an additional $1,530 and $125 respectively, of interest and penalties related to its unrecognized income tax benefits in its income tax provision. As of December 31, 2007 and 2008, the Company’s cumulative FIN 48 accrual includes $1,950 and $2,768 respectively, in interest and penalties.

The following table describes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdictions	Open Years
United States	1995 - 2008
Non - United States	1999 - 2008

The following table summarizes the changes to the gross amounts of unrecognized tax benefits during the years ended December 31, 2007 and 2008.

	2007	2008
Balance as of December 31, 2007	$7,406	$9,100
Increases related to prior year tax positions	890	22
Decreases related to prior year tax positions	(3,450)	(667)
Increases related to current year tax positions	4,103	1,136
Settlements	—	(395)
Foreign currency impact	151	190

Balance as of December 31, 2008	$9,100	$9,386

These liabilities are primarily included as a component of long-term “Other liabilities” in the Company’s combined balance sheets because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. As of December 31, 2008, $8,738 of unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities.

It is expected that the amount of unrecognized tax benefits will change for various reasons in the next 12 months; however, the Company does not expect that change to have a material impact on its financial position or results of operations.

When the Company adopts SFAS 141(R), future recognition of income tax benefits originally recorded as goodwill would impact our effective tax rate. As of December 31, 2008, the amount of the FIN 48 accrual recorded as goodwill is $2,545.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Nanjing CDC Network Technology Company Limited (Nanjing), a subsidiary of CDC Software Investments Limited, is governed by the PRC Income Tax Laws. Under the PRC Income Tax Laws, enterprises satisfying certain criteria receive preferential tax treatment. Because Nanjing has obtained the status of “new high technology enterprise”, it is entitled to a reduced corporate income tax rate of 15% upon expiration of its tax holiday. Nanjing was granted a “tax holiday” for the exemption of PRC income tax for the first and second years of taxable profits and is entitled to a reduced corporate income tax rate of 12.5% for the third through fifth years of taxable profits. The 2008 fiscal year would be the first year of taxable profits. However Nanjing has sufficient accumulated losses to apply against these profits. Therefore the tax concession will not be utilized for the 2008 fiscal year.

Platinum Software Systems Company Limited (Platinum Shanghai) is governed by the PRC Income Tax Laws. Platinum Shanghai is registered within the Pudong District of Shanghai and is entitled to a reduced corporate income tax rate of 18% for 2008 fiscal year. The preferential rate will gradually increase to 25% through 2012 fiscal year. The tax concessions were $172 and $31 for the years ended December 31, 2007 and 2008, respectively, and the per share effects were approximately Nil and Nil for the year ended December 31, 2007 and 2008, respectively.

Pivotal Bangalore Software Development Private Limited (Pivotal India), a subsidiary of the Company established in India, is subject to Indian corporate income tax at a rate of 35%. Upon fulfilling certain criteria, Pivotal India is entitled to certain Indian corporate income tax exemptions due to its status as a “100% Software Export Oriented Unit” located in the Bangalore Software Technology Park. Management believes that the necessary criteria for tax exemption have been met for the full year of 2007 and 2008 and accordingly, no provision for Indian corporate income tax has been made for the years. The tax concessions were $356 and $135 for the years ended December 31, 2007 and 2008, respectively, and the per share effect was Nil and Nil for the years ended December 31, 2007 and 2008. The corporate income tax exemption is available until March 31, 2009. Management believes that Pivotal India will fulfill the necessary criteria for tax exemption in future periods. The effect of the future tax exemptions will be recognized when the fulfillment of such criteria is ascertained.

16.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the years ended December 31, 2006, 2007, and 2008, are calculated using the two-class stock method, which is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to participation rights in undistributed earnings. Basic earnings (loss) per share are calculated by dividing net earnings available to common stockholders by weighted-average common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing net earnings available to common stockholders by weighted-average common shares outstanding during the period plus dilutive potential common shares. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2006		2007		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator for basic and diluted earnings (loss) per share:
CDC Corporation net income (loss)	$10,840	$10,840	$(105,033)	$(105,033)	$(114,202)	$(114,202)
Net adjustments(a)	(1,222)	(1,231)	66,968	66,968	2,295	2,295

Adjusted earnings (loss) available from continuing operations	9,618	9,609	(38,065)	(38,065)	(111,907)	(111,907)
Amount allocated to convertible noteholders	(223)	(225)	—	—	—	—

Net earnings (loss) available to common stockholders from continuing operations	9,395	9,384	(38,065)	(38,065)	(111,907)	(111,907)
Loss from discontinued operations	1,222	1,222	(66,968)	(66,968)	(2,295)	(2,295)

Net earnings (loss) available to common stockholders for per-share calculation	$10,617	$10,606	$(105,033)	$(105,033)	$(114,202)	$(114,202)

Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares after adjusting for share splits	107,950,544	107,950,544	107,160,474	107,160,474	107,221,587	107,221,587
Employee compensation related shares, including stock options(b)	—	1,128,848	—	—	—	—

Total weighted average number of shares	107,950,544	109,079,392	107,160,474	107,160,474	107,221,587	107,221,587

Per share amounts:
Earnings (loss) from continuing operations	$0.09	$0.09	$(0.36)	$(0.36)	$(1.04)	$(1.04)
Earnings (loss) from discontinued operations	0.01	0.01	(0.62)	(0.62)	(0.02)	(0.02)

Net earnings (loss) per share	$0.10	$0.10	$(0.98)	$(0.98)	$(1.07)	$(1.07)

(a)	Includes the dilutive effects of subsidiary-issued stock-based awards and adjustments for discontinued operations.
(b)	The computation of diluted earnings (loss) per share did not assume the conversion of the Company’s stock options for 2007 or 2008 because their inclusion would have been antidilutive.

Income has been allocated to the common stock and convertible notes based on their respective rights to share in dividends. 2,263,642, 16,200,579 and 16,199,656 weighted average shares related to the convertible notes were not included in the 2006, 2007 and 2008 diluted earnings per share calculations, respectively, because to do so would have been antidilutive.

Earnings-per-share amounts are computed independently for earnings (loss) from continuing operations, loss from discontinued operations and net earnings (loss). As a result, the sum of per-share amounts from continuing operations and discontinued operations may not equal the per-share amounts for net earnings.

During the years ended December 31, 2006, 2007 and 2008, the Company agreed to issue 343,617, 162,936 and 191,304 respectively, Class A common shares in future years as additional purchase consideration for acquired subsidiaries. All of these shares have been included in the Company’s weighted average basic and diluted earnings per share calculation for the years ended December 31, 2006, 2007 and 2008.

17.	CONCENTRATION OF RISKS

The Company is exposed to market risk from changes in foreign currency exchange rates and to a lesser extent, interest rates which could affect its future results of operations and financial condition. The Company manages the exposure to these risks through its operating and financing activities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, accounts receivable, notes receivable and other receivables. The maximum amount of loss would be $103,520 if the counterparties for non-government sponsored entity security investments, accounts receivable, notes receivable and other receivables failed to perform.

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

Concentration of Business Risk

Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 15%, 11%, and 10% of the Company’s revenue for the years ended December 31, 2006, 2007 and 2008, respectively.

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

The Renminbi (“RMB”) is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. At December 31, 2007 and 2008, the Company had RMB-denominated currency holdings amounting to $14,339 and $40,498, respectively.

18.	SHARE CAPITAL

Pursuant to its articles of association, the Company is authorized to issue up to 800,000,000 shares of Class A common shares and up to 5,000,000 shares of preferred shares.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The holder of each Class A Common Share is entitled to one vote on all matters upon which the Class A Common Share is entitled to vote. The Board of Directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to fix the designations, powers, preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. At December 31, 2007 and 2008, there are no preferred shares outstanding.

The following table sets forth the number and price range of shares issued from the exercise of stock options granted to employees and the number and price range of shares repurchased and retired during the years ended December 31:

	2006	2007	2008
Class A common shares issued for exercise of stock options	2,400,796	2,926,391	14,646
Range of purchase prices per share	$0.43 to $8.34	$0.43 to $8.93	$0.43 to $3.22

Class A common shares issued for exercise of employee stock purchase plan	161,232	191,649	382,658
Range of purchase prices per share	$4.49 to $9.07	$7.33 to $9.04	$1.81 to $3.92

Class A common shares repurchased	6,088,624	2,794,314	617,974
Range of repurchase prices per share	$3.91 to $5.67	$3.96 to $9.58	$0.69 to $3.46

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares (“Shares”) which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under the 1999 Stock Option Plan (the “1999 Plan”). As of December 31, 2008, of the 30 million Shares reserved for grant under the 1999 Plan, v 8,528,425 Shares remain available for future grant, and there are 14,945,915 Shares to be issued upon the exercise of outstanding options under the 1999 Plan. The 2005 Plan is administered by a committee of the Board of Directors, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period.

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

The following table summarizes information concerning outstanding options and stock appreciation rights at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	6,020,841	6.90	$0.87	$1,699
$1.06-$1.98	1,013,048	6.93	$1.32	—
$2.05-$2.99	2,994,901	6.28	$2.54	—
$3.02-$3.80	1,673,478	6.80	$3.27	—
$3.95-$5.00	1,710,737	6.73	$4.61	—
$5.06-$9.94	1,425,351	5.83	$7.01	—
$10.66-$19.19	17,119	1.36	$15.15	—
$21.62-$29.92	63,040	1.36	$26.37	—
$32.13-$48.41	13,400	1.21	$39.08	—
$58.56-$68.81	14,000	1.33	$58.56	—

December 31, 2008 outstanding	14,945,915			$1,699

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning exercisable options and stock appreciation rights at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	25,842	5.64	$0.45	$18
$1.06-$1.98	17,721	5.65	$1.63	—
$2.05-$2.99	1,564,352	5.98	$2.48	—
$3.02-$3.80	1,436,509	6.60	$3.27	—
$3.95-$5.00	1,482,987	6.81	$4.70	—
$5.06-$9.94	937,651	5.64	$6.88	—
$10.66-$19.19	17,119	1.36	$15.15	—
$21.62-$29.92	63,040	1.36	$26.37	—
$32.13-$48.41	13,400	1.21	$39.08	—
$58.56-$68.81	14,000	1.33	$58.56	—

December 31, 2008 exercisable	5,572,621			$18

The following table summarizes information concerning options and stock appreciation rights expected to vest at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.43-$0.95	5,934,999	6.90	$0.87	$1,662
$1.06-$1.98	957,000	6.96	$1.30	—
$2.05-$2.99	754,664	6.61	$2.59	—
$3.02-$3.80	181,952	8.38	$3.22	—
$3.95-$5.00	51,900	6.84	$3.97	—
$5.06-$9.94	182,371	6.59	$7.22	—
$10.66-$19.19	—	—	$—	—
$21.62-$29.92	—	—	$—	—
$32.13-$48.41	—	—	$—	—
$58.56-$68.81	—	—	$—	—

December 31, 2008 expected to vest	8,062,886			$1,662

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

A summary of the Company’s stock option and stock appreciation rights activities and related information for the years ended December 31, 2006, 2007 and 2008 is as follows:

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2008
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	12,822,678	$5.06
Granted	14,806,965	$1.24
Forfeited	(12,661,214)	$3.73
Exercised	(22,514)	$1.51

Outstanding at the end of the year	14,945,915	$2.73

Exercisable at the end of the year	5,572,621	$4.54

Weighted-average grant-date fair value of options granted during the year	$0.59

Intrinsic value of options exercised during the year	$28

The Company accounts for stock appreciation rights in accordance with SFAS 123(R). Stock appreciation rights are settled in shares and have similar characteristics as stock options. The Company issued 2,878,000, 1,466,892 and 14,806,965 stock appreciation rights in 2006, 2007 and 2008, respectively. Included in the number of options are 4,519,633 stock appreciation rights outstanding at December 31, 2008.

Compensation expense charged to continuing operations during the years ended December 31, 2006, 2007 and 2008, relating to stock options and stock appreciation rights was $3,902, $5,363 and $6,553, respectively. As of December 31, 2008, the Company had unrecognized compensation expense of $5,732 before taxes, related to stock option awards and stock appreciation rights. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 1.3 years.

The fair value of options that vested during the years ended December 31, 2006, 2007 and 2008, was not significantly different than the amount of stock compensation expense that was charged to continuing operations during the years ended December 31, 2006, 2007 and 2008. Net cash proceeds from the exercise of stock options during the years ended December 31, 2006, 2007 and 2008, were $8,512, $11,121 and $34 respectively.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2006	2007	2008
Range of U.S. risk-free interest rates	4.50% to 4.76%	3.58% to 5.04%	1.36% to 3.50%
Weighted expected life of options	6 years	5 years	5 years
Range of volatility	55% to 58%	61% to 62%	56% to 63%
Dividend yield	Nil	Nil	Nil

2004 Employee Share Purchase Plan

During 2004, the Company established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Class A common shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 1,000 Class A common shares for each plan period. The maximum number of Class A common shares, issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period. Compensation expense charged to continuing operations during the years ended December 31, 2006, 2007 and 2008, relating to the employee share purchase plan was $324, $454 and $391, respectively.

China.com Inc.

The Company’s China.com Inc. subsidiary is registered on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM”) and maintains certain stock-based compensation plans in addition to those maintained by the Company. China.com Inc. adopted a pre-IPO share option plan (the “Pre-IPO Plan”) and post-IPO share option plan (the “Post-IPO Plan”) on February 25, 2000, which will remain in force for 10 years. On April 30, 2002, China.com Inc. adopted a 2002 share option plan (the “2002 Plan”) which has an option life of 10 years. The Pre-IPO Plan and the Post-IPO Plan were operated for the purpose of recognizing the contributions of certain directors, employees, consultants and advisors of China.com Inc. and its subsidiaries and employees of the Company to the growth of China.com Inc. and/or the listing of shares of China.com Inc. on the GEM, while the 2002 Plan was operated for providing incentives and rewards to eligible participants who contribute to the success of China.com Inc.’s operations. Eligible participants of the Pre- IPO Plan and the Post-IPO Plan include China.com Inc.’s directors, consultants and advisors of China.com Inc., and employees of China.com Inc. The eligible participants of the 2002 Plan include China.com Inc.’s directors, full-time and part-time employees, advisors, consultants, vendors and suppliers of China.com Inc. and employees of the Company (as defined in the 2002 Plan).

The maximum number of shares which can be granted under the Pre-IPO Plan and the Post-IPO Plan must not exceed 10% of the issued share capital of China.com Inc. as at the date of listing of the shares on the GEM. For the 2002 Plan, the maximum number of shares which can be granted must not exceed 10% of the issued shares of China.com Inc. at the date of approval of such plan. At December 31, 2008, the number of shares issuable under the Pre-IPO Plan, the Post-IPO Plan and the 2002 Plan was 299,500, 26202, and 4,545,393, respectively, which represented approximately 4.57% in aggregate of China.com Inc.’s shares in issue at that date. Pursuant to the Pre-IPO Plan and the Post-IPO Plan (the “Plans”), no participant shall be granted an option which, if accepted and exercised in full, would result in such participant’s maximum entitlement exceeding 25% of the aggregate number of shares of China.com Inc. subject to the Plans. The maximum number of shares issuable as share options to each eligible participant in the 2002 Plan in any 12-month period up to and including the date of the grant to such participant shall not exceed 1% of the issued share capital of China.com Inc. from time to time. Any further grant of options in excess of this 1% limit must be subject to shareholders’ approval with that participant and associates abstaining from voting.

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

The exercise price for the Pre-IPO Plan is determined by the final Hong Kong dollar price per share at which the shares are subscribed pursuant to the placing of 640,000,000 shares by China.com Inc. to professional and institutional investors and other persons made on the terms of the prospectus issued by China.com Inc. on February 28,, 2000 ($0.24 per share).

The exercise prices of the Post-IPO Plan and the 2002 Plan share options are determinable by the directors, but may not be less than the higher of (i) the closing price of China.com Inc.’s shares on the GEM on the date of grant of the share options; (ii) the average GEM closing price of China.com Inc.’s shares for the five trading days immediately preceding the date of the grant of the share options; and (iii) the nominal value of the share.

The share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

At December 31, 2008, the remaining life of the Plans is one year and two months, and the remaining life of the 2002 Plan is three years and four months.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning outstanding options at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.70 - $1.03	1,081,127	9.63	$0.70	$—
$1.41 - $1.78	49,428	8.51	$1.43	—
$2.20 - $3.67	7,586,708	7.36	$2.41	—
$9.64	299,500	1.18	$9.64	—

December 31, 2008 outstanding	9,016,763			$—

The following table summarizes information concerning exercisable options at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.70 - $1.03	757,031	9.63	$0.70	$—
$1.41 - $1.78	5,303	2.53	$1.56	—
$2.20 - $3.67	3,809,261	7.18	$2.47	—
$9.64	299,500	1.18	$9.64	—

December 31, 2008 exercisable	4,871,095			$—

The following table summarizes information concerning options expected to vest at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.70 - $1.03	324,096	9.63	$0.70	$—
$1.41 - $1.78	39,713	9.23	$1.41	—
$2.20 - $3.67	3,399,702	7.54	$2.34	—

December 31, 2008 expected to vest	3,763,511			$—

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

A summary of China.com Inc.’s stock option activities and related information for the years ended December 31, 2006, 2007 and 2008, is as follows:

	2006
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	5,683,491	$5.44
Granted	7,901,412	$2.36
Forfeited	(4,527,286)	$5.60
Exercised	(968)	$1.04

Outstanding at the end of the year	9,056,649	$2.68

Exercisable at the end of the year	1,258,414	$4.40

Weighted-average grant-date fair value of options granted during the year	$1.60

Intrinsic value of options exercised during the year	$2

	2007
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	9,056,649	$2.68
Granted	98,750	$2.21
Forfeited	(226,883)	$2.80
Exercised	(74,558)	$2.41

Outstanding at the end of the year	8,853,958	$2.68

Exercisable at the end of the year	121,777	$3.20

Weighted-average grant-date fair value of options granted during the year	$2.14

Intrinsic value of options exercised during the year	$55

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2008
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	8,853,958	$2.68
Granted	1,126,945	$0.73
Forfeited	(964,128)	$2.66
Exercised	—	$—

Outstanding at the end of the year	9,016,775	$2.44

Exercisable at the end of the year	4,871,095	$2.63

Weighted-average grant-date fair value of options granted during the year	$0.43

Intrinsic value of options exercised during the year	$—

Compensation expense charged to continuing operations during the year ended December 31, 2006, 2007 and 2008, relating to stock options was $3,474, $2,568 and $838. As of December 31, 2008, China.com Inc. had unrecognized compensation expense of $326 before taxes, related to stock option awards. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 0.5 years.

The fair value of options that vested during the years ended December 31, 2006, 2007 and 2008, was not significantly different than the amount of stock compensation expense that was charged to continuing operations during the years ended December 31, 2006, 2007 and 2008. Net cash proceeds from the exercise of stock options during the years ended December 31, 2006, 2007 and 2008, were $1, $180 and Nil, respectively.

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

	2006	2007	2008
Range of U.S. risk-free interest rates	4.00% to 4.69%	2.93% to 4.08%	1.95% to 2.88%
Weighted expected life of options	5 years	5 years	5 years
Range of volatility	70% to 73%	67%	67% to 69%
Dividend yield	Nil	Nil	Nil

CDC Software Corporation (“CDC Software”)

During 2009, the Company approved the 2009 CDC Software Stock Incentive Plan (“2009 Software Plan”). The purpose of the 2009 Software Plan is to make available incentives that will assist CDC Software in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Software and the

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

business of its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. The 2009 Software Plan is administered by the compensation committee appointed by the CDC Software board of directors, which determines, at its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, all award terms and conditions, and the related exercise price and option period.

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Software (“CDC Software Shares”) that may be issued pursuant to all awards under the 2009 Plan is 3,750,000. During the year ended December 31, 2008, the Company has not issued any options to purchase CDC Software Shares under the 2009 Plan.

CDC Software International Corporation (formerly CDC Software Corporation) (“CDC Software International”)

During 2007, the Company approved the 2007 CDC Software International Stock Incentive Plan (“2007 Software International Plan”). The purpose of the 2007 Software International Plan is to make available incentives that will assist CDC Software International in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Software International and the business of its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. The 2007 Software International Plan is administered by the compensation committee appointed by the CDC Software International board of directors, which determines, at its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, all award terms and conditions, and the related exercise price and option period.

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Software International (“CDC Software Shares”) that may be issued pursuant to all awards under the 2007 Plan is 3,750,000. During the year ended December 31, 2007 and 2008, the compensation committee granted an aggregate of 2,100,000 and Nil options to purchase CDC Software International Shares, respectively. The options were vest in equal installments on a quarterly basis over the three-year period immediately following the consummation of an initial public offering of CDC Software International Shares, and have an expiration date on the seventh anniversary of the date of grant.

During 2008, CDC Software International provided each holder of outstanding 2007 CDC Software International Options with the option to cancel their 2007 CDC Software International Options and receive, in replacement, a certain amount of stock appreciation rights relating to common shares of the Company. Substantially all of the 2007 CDC Software International Options were cancelled, and none were exercisable as of December 31, 2008. CDC Software International does not intend to use the 2007 Plan in future periods.

CDC Games Corporation (“CDC Games”)

During 2008, the Company approved the 2008 CDC Games Stock Incentive Plan (“2008 Games Plan”). The purpose of the 2008 Games Plan is to make available incentives that will assist CDC Games in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Games and the business of its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. The 2008 Games Plan is administered by the compensation committee appointed by the CDC Games board of

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

directors, which determines, at its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, all award terms and conditions, and the related exercise price and option period.

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Games (“CDC Games Shares”) that may be issued pursuant to all awards under the 2008 Plan is 3,750,000. During the year ended December 31, 2008, the Company has not issued any options to purchase CDC Games Shares under the 2008 Plan.

CDC Games International Corporation (“CDC Games”)

During 2007, the Company approved the CDC Games International Corporation 2007 Stock Incentive Plan (“2007 Games International Plan”). The purpose of the 2007 International Plan is to make available incentives that will assist CDC Games International in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Games International and the business of its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. The 2007 Games International Plan is administered by the compensation committee appointed by the CDC Games International board of directors, which determines, at its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, all award terms and conditions, and the related exercise price and option period.

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Games International (“CDC Games International Shares”) that may be issued pursuant to all awards under the 2007 CDC Games International Plan is 3,750,000. During the year ended December 31, 2007 and 2008, the compensation committee granted an aggregate 1,718,000 and Nil options to purchase CDC Games International Shares, respectively. The options will vest in equal installments on a quarterly basis over the three-year period immediately following the consummation of an initial public offering of CDC Games International Shares, and have an expiration date on the seventh anniversary of the date of grant.

Since all of the option grants made during 2007 are contingent upon the consummation of an initial public offering, none of the options are exercisable at December 31, 2008 nor has any related stock-based compensation expense been recorded as of December 31, 2008. As of December 31, 2008, CDC Games International had unrecognized compensation expense relating to the 2007 CDC Games International Plan of Nil before taxes, related to stock option awards. Upon consummation of an initial public offering, CDC Games International expects to recognize any compensation expense over a weighted average period of 3 years.

20.	EMPLOYEE BENEFIT PLANS

Defined Contributions Retirement Plans

The Company has various defined contribution retirement plans at its subsidiaries. Contributions to the defined contribution retirement plans are primarily based on the age and compensation of covered employees. These contributions, all of which were charged to expense, totaled $2,122, $1,497 and $2,430 in 2006, 2007 and 2008, respectively.

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

The parties have recently reached a global settlement of the litigation. A motion for preliminary approval of the settlement was filed on April 2, 2009. Under the settlement, which is subject to final Court approval, the insurers would pay the full amount of settlement share allocated to the Company, and the Company would have no financial liability. The Company, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, would receive complete dismissals from the case. On June 9, 2009, the Court entered an order granting preliminary approval of the settlement. It is uncertain whether the settlement will receive final Court approval.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

ManTech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc, filed a civil action against our subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty Ltd (collectively, “CDC Australia”), alleging that CDC Australia failed to pay $3,700 that was retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, CDC Australia filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The plaintiffs have answered the requests for further and better particulars, throughout 2006, 2007 and 2008 including a successful application by CDC Australia requiring the Plaintiffs to make a security for costs payment into court. In October 2008, CDC Australia was successful in having the Plaintiffs’ statement of claim struck out and costs for that application were awarded in CDC Australia’s favor. Those costs have been taxed and we are currently enforcing this costs order against the Plaintiffs. An Amended Statement of Claim was filed and served by the Plaintiffs in November 2008, and CDC Australia has filed and served its amended Defense in line with the Amended Statement of Claim. Formal mediation is scheduled to take place in July 2009. The Company believes that the AU$5,000,000 was rightfully retained by CDC Australia in accordance with the terms of the acquisition agreement, and the action is without merit. The Company intends to vigorously defend such action. Management considers the outcome of any judgment on the lawsuit with respect to us to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action in the High Court of Hong Kong against our subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of $742. Pleadings closed in April 2004 when Mr. Lam filed his reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join CDC Corporation, our parent company, as a party. CDC Corporation was joined in July 2006. In January 2007, Mr. Lam also joined a member of our board of directors, Mr. Peter Yip, to the proceedings. An amended statement of claim and an amended defense have been filed by the plaintiff and defendants, respectively. Defendants have applied to strike out plaintiff’s claim and the application was recently rejected by the Court. A trial is now scheduled to start in December 2009. Management considers the outcome of any judgment in this matter to be uncertain and the amount of any expenditure from this matter is not estimable. The Company believes that this action is without merit and intends to vigorously defend such action.

Marjorie Fudali. In June 2003, Majorie Fudali (“Fudali”) filed a civil action in the United States District Court for the District of Columbia against Pivotal Corporation, alleging that she was owed commission in the amount of $423 plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2,276. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount that Fudali believes she may be entitled to based on the verdict. Fudali has provided two alternative calculations, in the amounts of $1,940 and $1,783. Pivotal has challenged those calculations. In November 2008, the Court found that two of Pivotal’s challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1,200. Pivotal challenged that amount on the grounds the Court deferred in

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal posted a bond in the amount of $1,200 with respect to this matter. On June 6, 2009, the Court denied Pivotal’s remaining challenges to the amount of the judgment. Pivotal is considering whether to appeal the judgment. The Company accrued $750 representing the Company’s best estimate of the potential loss at December 31, 2007 and 2008, respectively, in connection with this matter.

Leedy. In August 2002, Mr. Jason Leedy filed a civil action against Vis.align LLC, which became our subsidiary in December 2006. Mr. Leedy has alleged that his employment with Vis.align LLC had been wrongfully terminated, and severance pay and other amounts were owing to him, and sought damages in the amount of $257. After a jury trial in which a verdict favorable to Mr. Leedy was returned, the Court entered judgment in the amount of $357, which included $100 in attorney’s fees and costs. Vis.align LLC has appealed to the Pennsylvania Superior Court. In September 2006, the Superior Court ordered that the judgment below based on the jury verdict be vacated, and that judgment be entered in favor of Vis.align LLC notwithstanding the verdict. In November 2006, the Superior Court granted Mr. Leedy’s petition for rehearing en banc and withdrew its September 2006 decision. In March 2008, an evenly divided Superior Court issued two opinions, one in support of reversal of the trial court and one in affirmance of the trial court. As the Superior Court was evenly split, the trial court’s decision was affirmed by default, leaving the defendants liable for approximately $433. A petition requesting review by the Pennsylvania Supreme Court was filed in April 2008 and remains pending. The Company accrued $437 representing the best estimate of the potential loss at December 31, 2008.

Chan. In June 2007, the Company filed suit against Steven Chan (“Chan”) and Bing Corporation (“Bing”), alleging that Chan and Bing illegally obtained option shares in CDC Corporation. In April 2008, Chan and Bing filed a cross-complaint against CDC Corporation and CDC Corporation Ltd. alleging breach of an oral contract and various tortious claims including interference with the exercise of purported options, and defamation. Chan and Bing currently allege damages: (i) in excess of $1,000 arising from alleged inability to exercise stock options at more favorable dates, (ii) in excess of $200 for various payments alleged to be due to Chan and/or Bing, and (iii) unspecified damages for libel. The terms of discovery in this case are currently being discussed and a trial setting conference was scheduled for June 2009. Management considers the outcome of any judgment on the lawsuit with respect to us to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

Pure Biosciences. In June 2007, Pure Biosciences (“Pure”) filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross in March. In August 2007, Ross filed a motion to dismiss the complaint. Pure did not respond to Ross’s motion, but instead filed an amended complaint on October 24, 2007. On November 13, 2007, Ross filed a second motion to dismiss, and in an order dated as of April 2008, the Court granted Ross’s motion without prejudice. Pure filed its Second Amended Complaint in May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $159. Ross filed its third motion to dismiss in May 2008, arguing that Pure still failed to adequately allege that the software failed to conform to the terms of the parties’ License Agreement or the express warranty it contains

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

and that Pure cannot state a claim based on alleged pre-contractual marketing statements because the License Agreement contains a merger clause. Pure filed its response in June 2008, and Ross’s replied in June 2008. In September 2008, the Court denied Ross’s motion to dismiss. Later in September 2008, Ross filed its answer and counterclaim to Pure’s Second Amended Complaint. Ross counterclaims includes causes of actions for breach of contract and quantum merit (unjust enrichment). In December 2008, the Court ordered the parties to appear for an Early Neutral Evaluation Conference (“ENE”), which did not lead to an agreement. Following the ENE, the Court ordered the parties to exchange Rule 26 disclosures in January 2009 and to schedule a settlement conference. The settlement conference was held in February 2009, and no agreement was reached. The parties have developed a joint discovery plan and negotiations with respect to this matter are ongoing. We cannot predict when the final resolution of this matter will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

Vertical Computer Systems, Inc./NOW Solutions LLC (“Vertical” or “NOW”). In February 2003, Vertical Computer Systems, or Vertical, (on behalf of itself and on behalf of NOW Solutions, or NOW) filed a civil action in the state court in New York, New York, against our subsidiary Ross Systems and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross Systems’ HR/Payroll division to NOW. The action sought $5.0 million in damages. In April 2003, Ross Systems filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter was remanded to the trial court for adjudication. In May 2006, both Vertical and Ross Systems filed a summary judgment motions against each other. In November 2006, the Court denied these summary motions, finding that factual issues existed to be resolved at trial. In March 2004, Ross Systems filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $0.8 million installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll division asset sale. In November 2004, NOW asserted counterclaims against Ross Systems raising the same contractual issues asserted in the Vertical v. Ross Systems action, as well as additional contractual claims related to the 2001 asset sale, seeking a total of approximately $15.0 million in damages. In December 2004, Ross Systems filed a motion to dismiss certain of the counterclaims, which the Court granted in February 2005, thereby reducing the total damages being sought in NOW’s counterclaims to approximately $5.0 million. In May 2006, Ross Systems filed a motion for partial summary judgment that was granted in part.

A jury trial of both the Vertical v. Ross Systems and Ross Systems v. NOW actions took place in March and April 2007 following which the Court directed certain verdicts in favor of NOW, and certain verdicts in favor of Ross Systems. In September 2007, the Court entered a final judgment against Ross Systems in the amount of $1.3 million in damages, $0.9 million in attorney’s fees and costs, and $0.9 million in pre-judgment interest, for a total judgment against Ross Systems of $3.2 million. In November 2007, Ross Systems commenced its appeal from the Court’s trial rulings. On February 10, 2009, the Appellate Division of the First Department affirmed the trial Court’s rulings in favor of NOW. As a result, as of February 2007, the total judgment against Ross Systems was $3.2 million plus $0.35 million in post judgment interest. In March 2009, Ross Systems filed a motion for re-argument or leave to appeal the Appellate Court’s decision. In April 2009, Vertical filed an opposition to Ross Systems’ motion. This motion remains pending before the Court.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In March 2009, in respect of its September 2007 judgment, NOW obtained an ex parte order directing the release, to NOW, of approximately $3.15 million previously deposited by Ross Systems into escrow with the Court pending appeal. In June 2009, NOW sought to enforce a judgement obtained in New York and filed a judgement enforcement action in Fulton County, Georgia.

In February 2007, NOW Solutions, Inc, the alleged successor-by-merger to NOW Solutions, LLC, filed an action in the state court in New York, New York, against Ross Systems, although Ross Systems has yet to be served with the Complaint. In this action, NOW Solutions, Inc. asserts claims for breach of contract and attorney’s fees based upon facts similar to those in the above action, seeking $4.1 million in damages. We believe that this action filed in February 2007 is duplicative of the claims that have already been litigated through trial as referred to above. Moreover, this case has been dormant since NOW filed the complaint and it appears that NOW may have abandoned the matter. Should this matter become active, we intend to vigorously defend the same. We accrued $3.2 million and $3.5 million at December 31, 2007 and 2008, respectively, in connection with this matter.

Sunshine Mills. In May 2008, Sunshine Mills, Inc., a customer of CDC Software, filed a claim in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action relating to the sale and implementation of a Ross Systems ERP system. The claim filed by Sunshine Mills did not specify the amount of damages. Discovery has commenced and a jury trial was scheduled for May 2009. In March 2009, the Court granted our motion to continue and the trial date is pending. The Company intends to vigorously defend such action. The Company’s management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

CDC Software Export Sales. The export and re-export of certain products to and the provision of services to customers in, certain countries are subject to U.S. export control laws and related regulations, including the Export Administration Regulations (EAR), 15 C.F.R. Parts 730 et seq., administered by the U.S. Department of Commerce. The Company recently discovered potential violations of the U.S. export control laws and regulations and determined the need to strengthen controls and procedures relating to compliance with those laws and regulations. Based on that determination, the Company filed with the Bureau of Industry and Security of the U.S. Commerce Department an initial voluntary self-disclosure. As required by the EAR, the Company is investigating this matter thoroughly. In addition, additional steps have been taken to mitigate the impact of potential violations and to strengthen the export-related controls and procedures. The Company is in the process of implementing additional policies and procedures and do not believe any such potential violations will result in material governmental sanctions. However, the Company cannot provide assurance that the U.S. Department of Commerce will not bring charges against us with respect to any violations ultimately found to have occurred or that any such charges will not result in the imposition of sanctions or penalties having a material adverse impact on our business, financial condition or results of operations.

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

Commitments

As of December 31, 2008, the Company had future minimum lease payments under non-cancelable operating leases falling due as follows:

Year ended December 31,
2009	$9,934
2010	7,937
2011	5,996
2012	4,233
2013	676
2014 and Thereafter	653

$29,429

The Company recorded rental expense of $10,449, $15,246, and $11,861 for continuing operations for the years ended December 31, 2006, 2007 and 2008. The Company recorded sublease income of $1,484, $3,025, and $3,691 for the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, the Company had future minimum rentals to be received under subleases of $14,093.

22.	SEGMENT INFORMATION

Description of Products and Services by Segment

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The Company’s segment information is as follows:

	Year ended December 31,
	2006	2007	2008
Segment revenue from external customers:
Software:
Licenses	$46,260	$61,659	$44,249
Maintenance	63,252	86,442	103,421
Professional services	64,825	86,924	87,971
Hardware	—	4,342	3,870
Royalties from related parties	—	530	1,276

Total Software	174,337	239,897	240,787
Global Services :
Licenses	—	3,236	4,431
Consulting services	60,186	97,748	100,302
Hardware	—	2,246	4,967

Total Global Services	60,186	103,230	109,700

CDC Games	26,780	33,575	44,901
China.com	10,064	11,409	13,682

Total consolidated revenue	$271,367	$388,111	$409,070

	Year ended December 31,
	2006	2007	2008
Segment depreciation and amortization expenses:
Software	$14,654	$21,332	$26,810
Global Services	1,905	3,734	3,865
CDC Games	2,822	5,565	10,149
China.com	231	2,155	277

	19,612	32,786	41,101
Corporate	675	1,024	1,153

Total consolidated depreciation and amortization expense	$20,287	$33,810	$42,254

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	Year ended December 31,
	2006	2007	2008
Segment operating income (loss):
Software	$6,396	$15,454	$3,001
Global Services	2,680	(472)	(34,619)
CDC Games	9,540	(193)	(20,466)
China.com	(7,561)	(5,587)	(7,768)

	11,055	9,202	(59,852)
Corporate	(8,978)	(20,782)	(14,974)

Total consolidated operating (loss) income	2,077	(11,580)	(74,826)

Other income, net	12,356	(14,495)	(37,277)
Income tax expense	(2,373)	(9,843)	(1,168)
Minority interests in income of consolidated subsidiaries	(2,442)	(2,147)	1,364

Consolidated income (loss) from continuing operations	$9,618	$(38,065)	$(111,907)

The Company’s segment information by geographical segment for revenue attributed to countries based on the location of customers is as follows:

	Year ended December 31,
	2006	2007	2008
Segment revenue from external customers:

North America	$129,537	$205,172	$204,017
Europe, Middle East and Africa (“EMEA”)	81,612	100,385	96,210
Asia-Pacific	60,218	82,554	108,001
Latin America	—	—	842

Total consolidated revenue	$271,367	$388,111	$409,070

The Company’s long-lived assets include property and equipment, net and intangible assets.

	Year ended December 31,
	2006	2007	2008
Segment long-lived assets:

North America	$67,683	89,652	71,688
EMEA	12,907	21,592	13,363
Asia-Pacific	33,019	41,020	37,628

Total consolidated long-lived assets	$113,609	$152,264	$122,679

23.	DISCONTINUED OPERATIONS

As discussed in Note 4 in 2007 the Company sold the business of Ion Global and in 2008 the Company decided to discontinue the operations of the MVAS business and the operations of CGI. Total revenue of Ion Global, MVAS and CGI, reported in discontinued operations, for the years ended December 31, 2006, 2007 and 2008 was $38,161 $14,273 and $1,591, respectively. Pretax income (loss) of the discontinued operations for the years ended December 31, 2006, 2007 and 2008 was $(1,786), $(67,975), and $(2,319), respectively. Prior year financial statements have been recast to present the operations of the MVAS and CGI as discontinued operations.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table illustrates the reporting of the discontinued operations on the face of the Statements of Operations for the years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006	2007	2008
Discontinued operations
Income (loss) from operations of discontinued subsidiaries	$1,786	$(74,180)	$(2,319)
Gain on disposal of discontinued subsidiaries, net	—	6,205	—
Income tax benefits	(564)	1,007	24

Income (loss) from operations of discontinued subsidiaries, net of tax	$1,222	$(66,968)	$(2,295)

24.	SUBSEQUENT EVENTS

WKD Solutions Ltd. On February 9, 2009, the Company signed a letter of intent to acquire WKD Solutions Ltd., a provider of supply chain event management and business activity monitoring (BAM) solutions that helps enterprises improve their supply chain visibility and support their governance, risk and compliance requirements, for £1.0 million. Privately-held WKD Solutions based in Surrey, U.K., markets its products under the Categoric Software brand. This acquisition is subject to several standard closing conditions including the receipt of approval from the Board of Directors of the Company and the satisfactory completion of due diligence by the Company. This acquisition will not have a material impact on the combined results of operations and financial position of the Company.

China.com Dividend Payment. On February 9, 2009, China.com declared a special dividend of $0.47 per share to its shareholders. The dividend was paid in March 2009 totaling $50.3 million.

Informance International. On May 14, 2009, the Company signed a letter of intent to acquire Informance International, a provider of enterprise manufacturing intelligence (EMI) solutions, in exchange for shares of CDC Software worth $3.2 million. Informance delivers solutions that includes a software as a service (SaaS) offering to help clients accelerate operational performance initiatives, drive operating strategies and capture actionable insight. The acquisition is subject to several customary closing conditions, including the execution of definitive documentation related to the acquisition, the receipt of all requisite approvals and consents, and the satisfactory completion of due diligence by the Company.

Purchase of Convertible Notes. As of December 31, 2008 and May 11, 2009, respectively, the Company purchased $3,500 and $89,000 in aggregate principal amount of Notes, which remain outstanding, leaving $164,500, and $79,000 in aggregate principal amount of Notes issued and outstanding as of December 31, 2008 and May 11, 2009, respectively, payable to note holders. On April 22, 2009, the Company entered into definitive agreements to purchase an additional $36,775 million in principal amount of Notes. The transaction is subject to certain closing conditions and is expected to close no later than August 15, 2009. As of June 25, 2009, the Company does not have definitive agreements to purchase the remaining $42,225 in principal amount of Notes which may be repayable through a holder redemption put option in November 2009 at an interest premium of 12.5% applied retroactively as of the issue date. The Company estimates the maximum amount potentially repayable at November 2009 is $53,309. Although there can be no assurance, the Company expects it will have sufficient funds available to satisfy any obligation to reacquire the remaining Notes through the combination of existing cash balances, excess working capital from operations, implementing certain cash preserving measures, such as extending payables to improve cash position as necessary, securing a line of credit with a lending institution, using the Company’s recurring revenue streams as collateral and through the disposal of certain available-for-sale securities and equity investments to generate additional cash inflows as necessary. In addition, there are a number of other cost containment measures the Company could adopt to help ensure sufficient cash balances in the event the holder redemption put option is exercised in November 2009. If any holders were to obtain judgments in their favor on their collection claims, they could, among other things, then seek to execute those judgments against one or more of our equity interest in our subsidiaries. In that case, if holders holding a sufficient principal amount of notes were successful in executing on judgments in their favor, such holders might collectively be able to acquire title or control over a controlling interest in one or more of our subsidiaries, thereby displacing us as the controlling shareholder.