Form 20-F
period 2009-12-31
CDC CORP
filed 2010-06-30
CIK 1076770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

Commission file number: 001-30134

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

CDC Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F ING Tower

308 Des Voeux Road

Central Hong Kong

852-2893-8200

email: investor_relations@cdccorporation.net

Attn: Peter Yip

(Address of principal executive offices and name and telephone number of contact person)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A Common Shares

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

Class of shares	Number of outstanding shares as of December 31, 2009

Class A common shares, $0.00025 par value per share	105,761,946

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

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐ Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I.

General Introduction

In April 2005, we changed our name from “chinadotcom corporation” to “CDC Corporation.” Concurrently, in April 2005, our then 81%-owned subsidiary listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited changed its name from “hongkong.com Corporation” to “China.com, Inc.” Throughout this Annual Report, we use the new names of these companies.

Except where the context otherwise requires and for the purposes of this Annual Report only:

•	all references herein to “China.com” refer to China.com, Inc. and its subsidiaries, as applicable;

•	all references in this Annual Report to Xinhua are to Xinhua News Agency;

•	all numbers discussed in this Annual Report are approximated to the closest round number. Discrepancies in tables between totals and sums of the amounts listed are due to rounding;

•	all references to “ADRs” are to the American depositary receipts that evidence the publicly-traded ADSs of our subsidiary, CDC Software Corporation;

•	all references to “ADSs” are to the American depositary shares, each of which represents one class A ordinary share of CDC Software Corporation;

•	all references to “we,” “us,” “our,” “the Company” or “CDC Corporation” refer to CDC Corporation and its subsidiaries, as applicable;

•	all references to “CDC Software International” refer to our subsidiary, CDC Software International Corporation;

•	all references to “CDC Software” refer to our subsidiary, CDC Software Corporation;

•	all references to “China” refer to the People’s Republic of China, including Hong Kong;

•	all references to “Greater China” refer to the People’s Republic of China, including Taiwan, Hong Kong and Macau;

•	all references to “the PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•

all references to the “Middle East,” “Africa” and “Latin America” do not include Iran, Syria, the Sudan, Cuba or any other countries designated as state sponsors of terrorism under applicable laws, rules and regulations;

•	all references to “U.S. GAAP” means the United States generally accepted accounting principles. The consolidated financial statements provided herein have been prepared in accordance with U.S. GAAP;

•

all references to “U.S. dollars” or “$” are to the legal currency of the United States; all references to “RMB” or “renminbi” are to the legal currency of the PRC; and all references to “HK$” are to the legal currency of Hong Kong;

•	all references to “NASDAQ” refer to the NASDAQ Global Market; and

•	all references to the SEC refer to the United States Securities and Exchange Commission.

Several of our affiliated entities and subsidiaries have been organized under the laws of the PRC with Chinese names and do not have official English names. Some of these entities that are organized under the laws of the PRC are referred to in this Annual Report with their English names, such as Beijing Newpalm Technology Co., Ltd., or Beijing Newpalm; Beijing Wisecom Technology Co., Ltd., or Beijing Wisecom; Beijing China.com Technology Services Co., Ltd., or Beijing

China.com; Beijing He He Technology Co., Ltd., or Beijing He He; Shenzhen KK Technology Ltd., or Shenzhen KK; Beijing TimeHeart Information Technology Limited, or Beijing Timeheart; Beijing Hulian Jingwei Technology Development Co., Ltd., or Beijing Inter Connected; and Guangzhou Optic Communications Ltd. Guangzhou Optic Communications Ltd., or Guangzhou Optic.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Many statements made in this Annual Report contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our competitive strengths;

•	expectations and targets for our results of operations;

•	our business prospects;

•	our beliefs regarding our sales and distribution networks, the outcome of litigation matters and our compliance with all applicable regulations and policies;

•	our business prospects and the results of our strategic partnerships;

•	our development capabilities and our ability to build and maintain relationships with licensors;

•	the expected growth of the enterprise software, IT services, online games and internet and media markets, and the expectations of the customers and consumers in these industries;

•	the pace of change in the enterprise software, IT services, online games, internet and media markets, and the need for research and development;

•	the demand for, and utility, flexibility and characteristics of, our enterprise software, IT services, online games, internet and media products and services;

•	our relationships with our present and future customers, as well as our cross-selling opportunities; and

•	our acquisition and expansion strategy.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this Annual Report.

These risks are not exhaustive. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

In addition, the relatively new and rapidly changing nature of these markets in several foreign jurisdictions in which we operate, including China and India, subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on those assumptions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.”

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data of CDC Corporation and our subsidiaries should be read in conjunction with the consolidated balance sheets as of December 31, 2008 and 2009, and the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended and the notes thereto, together referred to as the Consolidated Financial Statements, included in “Item 18, Financial Statements”, and the information included in “Item 5, Operating and Financial Review and Prospects”. The Consolidated Financial Statements have been prepared and presented in accordance with US GAAP.

During 2005, we reorganized our business into two core business units, CDC Software and China.com, and during 2006 we further reorganized our business to add a third core business unit, CDC Games. We currently report operating results in four business segments, “CDC Software,” “CDC Global Services,” “CDC Games,” and “China.com”.

In March 2009, CDC Software Corporation (“CDC Software”) was incorporated as an exempted company with limited liability under the Companies law of the Cayman Islands as a wholly owned subsidiary of CDC Software International to operate the enterprise software applications business of CDC Corporation in the Americas, Europe, Middle East, Africa and Asia, comprising the CDC Software segment. In August 2009, CDC Software became a stand-alone public company upon completion of an initial public offering on NASDAQ. Proceeds net of expenses were $52.1 million for this offering and are presented separately in the consolidated statements of shareholders’ equity. CDC Software is comprised of Ross Systems, Inc., or Ross Systems, Pivotal Corporation, or Pivotal, Saratoga Systems, Inc., or Saratoga, Industri-Matematik International Corp., or IMI, Respond Group Limited, or Respond, MVI Holdings Limited, or MVI, c360 Solutions, Inc., or c360, and portions of Catalyst International, or Catalyst.

Following the initial public offering, the paid in capital of CDC Software is comprised of class A ordinary shares each having one vote per share and class B ordinary shares each having ten votes per share. All issued and outstanding class B ordinary shares are held by CDC Software International. As of December 31, 2009, we indirectly owned 100% of CDC Software’s issued and outstanding class B ordinary shares through its 100% ownership of CDC Software International, representing 98.1% of the combined voting power of issued and outstanding ordinary shares and 83.9% of the economic interest in outstanding ordinary shares.

In addition, during 2008, we discontinued the operations of our Mobile Value Added Services, or MVAS business, and CDC Games International, or our CGI businesses. The operating results of these discontinued businesses were retroactively reclassified as a loss from operations of discontinued subsidiaries, net of tax, in all periods presented in this Annual Report.

The following selected consolidated financial data of CDC Corporation and our subsidiaries is derived from our audited financial data, after adjustment for the reclassification of discontinued operations for the years ended December 31, 2007, 2008 and 2009.

CONSOLIDATED INCOME STATEMENT DATA:

	Years ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share and per share data)
Revenue:
CDC Software and Global Services (1)	$195,894	$234,523	$—	$—	$—
CDC Software	—	—	239,897	240,787	203,899
CDC Global Services	—	—	103,230	109,700	75,149
China.com	8,995	10,064	11,409	13,682	12,180
CDC Games	—	26,780	33,575	44,901	28,890

	204,889	271,367	388,111	409,070	320,118

Cost of Revenue:
CDC Software and Global Services (1)	92,233	116,115	—	—	—
CDC Software	—	—	100,506	110,830	93,183
CDC Global Services	—	—	79,008	84,012	62,294
China.com	3,449	4,095	4,283	6,531	5,077
CDC Games	—	10,631	19,698	26,453	24,431

	95,682	130,841	203,495	227,826	184,985

Gross profit	109,207	140,526	184,616	181,244	135,133
Sales and marketing expenses	41,761	48,300	73,426	73,830	46,380
Research and development expenses	22,788	19,842	22,743	25,909	18,019
General and administrative expenses	47,298	58,321	88,645	83,941	66,080
Exchange (gain) loss on deferred tax assets	—	—	(3,762)	3,271	(3,427)
Amortization expenses	5,021	7,236	10,918	11,663	7,927
Restructuring and other charges	1,588	4,750	4,226	7,255	5,510
Goodwill impairment	—	—	—	50,201	—

Total operating expenses	118,456	138,449	196,196	256,070	140,489

Operating income (loss) from continuing operations	(9,249)	2,077	(11,580)	(74,826)	(5,356)
Other income (expense), net	5,969	12,356	(14,495)	(37,277)	30,160

Income (loss) before income taxes	(3,280)	14,433	(26,075)	(112,103)	24,804
Income tax expense	(3,986)	(2,373)	(9,843)	(1,168)	(11,438)

Income (loss) from continuing operations	(7,266)	12,060	(35,918)	(113,271)	13,366
Income (loss) from operations of discontinued subsidiaries, net of tax	5,161	1,222	(66,968)	(2,295)	—

Net income (loss)	(2,105)	13,282	(102,886)	(115,566)	13,366
Net (income) loss attributable to noncontrolling interest	(1,409)	(2,442)	(2,147)	1,364	(1,505)

Net income (loss)	$(3,514)	$10,840	$(105,033)	$(114,202)	$11,861

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest	$(0.08)	$0.09	$(0.36)	$(1.05)	$0.10
Basic and diluted earnings (loss) per share attributable to controlling interest (2)	$(0.03)	$0.10	$(0.98)	$(1.07)	$0.10
Weighted average number of shares:
Basic	111,085,657	107,950,544	107,160,474	107,221,587	106,208,492
Diluted	111,085,657	109,079,391	107,160,474	107,221,587	107,433,573

(1)

Prior to CDC Software’s initial public offering in August 2009, Software and Global Services operations were included in the CDC Software business unit. For Selected Financial Data only, CDC Software and Global Services is presented on a combined basis for the years ended December 31, 2005 and 2006.

(2)

The computation of the diluted earnings (loss) per share did not assume the conversion of the Company’s stock options for 2005, 2007 and 2008 because their inclusion would have been anti-dilutive. 16,200,579, 16,199,656, and 12,047,913 weighted average shares related to the convertible notes were not included in the 2007, 2008 and 2009 respectively, due to the required two class method that would make them anti-dilutive.

CONSOLIDATED BALANCE SHEET DATA:

	December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share data)
Cash and cash equivalents	$93,719	$223,548	$142,218	$165,693	$115,290
Restricted cash	$1,886	$1,996	$9,066	$4,275	$790
Available-for-sale securities (1)	$115,881	$122,914	$76,157	$45,225	$2,418
Working capital (2)	$75,447	$240,878	$152,660	$(50,165)	$2,133
Total assets	$619,326	$857,433	$803,601	$643,895	$546,687
Total Debt (3)	$26,249	$186,636	$208,797	$210,415	$64,859
Total Shareholders’ equity	$446,705	$454,623	$358,824	$240,496	$274,545

(1)	Available-for-sale securities include short and long-term available-for-sale securities.
(2)	Working capital represents current assets less current liabilities.
(3)	Total debt includes short and long-term bank loans, and convertible notes.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information contained in this Annual Report, as well as in our press releases and in other filings we may make with the SEC from time to time, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our common stock could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

Risks Relating to Our Overall Business

Because our business model and strategy have evolved, we lack experience and have a limited operating history in several of our markets and we may not be successful in meeting the needs of customers in these markets. Our operating results could fall below expectations, resulting in a decrease in our stock price.

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

We have incurred operating losses in four of our last five fiscal years and net losses in three of our last five fiscal years as follows:

	2005	2006	2007	2008	2009
Operating income (loss)	$(9,249)	$2,077	$(11,580)	$(74,826)	$(5,536)
Net income (loss) attributable to controlling interest.	$(3,514)	$10,840	$(105,033)	$(114,202)	$11,861

Our operating losses and net losses may increase in the future, and we may not achieve or sustain operating profitability or net profitability. We may continue to incur operating losses and post net losses in the future due to several factors, including:

•	planned acquisition activities related to the growth and development of our three core businesses, CDC Software, CDC Global Services and CDC Games;

•	continuing effects of acquisition-related adjustments including intangible asset amortization, stock compensation and deferred tax expense; and

•	increased investment activities related to our new businesses as we seek to achieve organic growth, which may include:

•	increased sales and marketing costs; and

•	increased levels of product development expenses.

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

In recent years, we depended more on acquisitions to increase our revenues than on the organic growth of our businesses. Our inability to achieve organic growth in our businesses could have a material and adverse effect on our business, results of operations and financial condition.

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

We intend to continue to evaluate and pursue strategic acquisitions that can, among other things, broaden our customer base, provide enhanced geographic presence and provide new and complementary technical and commercial capabilities. Our growth strategy also involves the acquisition of, and investments in, new technologies, businesses, products and services, as well as the creation of strategic alliances in areas in which we may not currently operate.

We believe that attractive acquisition candidates currently exist in our target markets, and we continuously consider a number of transactions, some of which would be material to our operations and financial condition if consummated. We enter into discussions with other companies and assess opportunities on an on-going basis. Any such acquisitions or joint ventures, if consummated, may be funded through the use of proceeds from the operating cash flows, the incurrence of debt or issuance of our class A common shares.

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

Furthermore, we also may be unable to integrate our past or future acquisitions successfully and our acquisitions and investments may have an adverse effect on our ability to manage our business. In order to realize the benefits anticipated from each acquisition, we need to conform the operational, managerial and financial controls, procedures and policies between our corporate headquarters and the businesses we have acquired. In some instances we may acquire or invest in new technologies, businesses, products and services, or create a strategic alliance in areas in which we may not currently operate. Accordingly, acquisition integration has required, and we expect that it will continue to require, significant attention from our management and could require our management to develop expertise in new areas and manage new business relationships, which may divert management’s attention, increase transaction costs and reduce employee morale.

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

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As the demands of our customers change and if our business expands, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our products and services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

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

As of December 31, 2009, we had cash and cash equivalents of $115.3 million. Of such amounts, $48.0 million was held at China.com. China.com is a 79% owned subsidiary listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Although we have the ability to appoint a majority of the board of directors of China.com, the board of directors of China.com owes fiduciary duties to all of the shareholders of China.com to act in the best interests of and use the assets of China.com, including the cash and cash equivalents balance and debt securities, for the benefit of such shareholders. In the past, the China.com board of directors has declared dividends, in which we have received a pro rata portion as a 79% shareholder of China.com. Otherwise, we have limited ability to transfer or move the cash, cash equivalents, held-for-trading investments and available-for-sale investments balance to us at the parent entity level, or to use the amounts of cash, cash equivalents and held-for-trading investments and available-for-sale investments balance for the benefit of entities other than China.com and its subsidiaries. Any inability to access funds at China.com may have a material adverse effect on our financial condition.

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

A material weakness is defined as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis. The material weaknesses in our internal controls over financial reporting that existed in the past resulted from, among other things, our inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of our organization to ensure appropriate application of U.S. GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of our financial statements for certain periods. The primary cause of the material weaknesses was lack of sufficient personnel in each of these areas with appropriate expertise to ensure proper accounting and treatment in accordance with U.S. GAAP.

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

Our subsidiary, CDC Software Corporation, and certain of its subsidiaries, have entered into a $30 million four-year credit facility, and we and our subsidiaries may incur additional debt in the future, which may adversely affect our financial condition and future financial results and the financial condition and future financial results of our subsidiaries, including CDC Software Corporation.

Our subsidiary, CDC Software Corporation and certain of its subsidiaries, have entered into a $30.0 million four-year credit facility with Wells Fargo Capital Finance. In connection with the closing of this credit facility, CDC Software was required to request an advance of $15 million. CDC Software may use the proceeds of its borrowings for general corporate purposes, for future acquisitions or expansion of its business, and, subject to certain conditions, up to $15.0 million under the credit facility may be provided by CDC Software to us.

This debt may adversely affect CDC Software’s and our financial condition and future financial results by, among other things:

•	increasing vulnerability to downturns in business, to competitive pressures and to adverse economic and industry conditions;

•

requiring the dedication of a portion of CDC Software’s expected cash from operations to service its indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions; and

•	limiting CDC Software’s flexibility in planning for, or reacting to, changes in its business and industry.

The credit facility imposes certain financial and operational restrictions on CDC Software, including restrictions on it and certain of its subsidiaries’ ability to create liens on its or their assets, and the ability of CDC Software and certain of its subsidiaries to incur indebtedness. The covenants in the credit facility also require CDC Software and certain of its subsidiaries to maintain compliance with specified financial ratios. CDC Software’s ability to comply with these ratios may be affected by events beyond its control. In addition, the credit facility imposes limitations on CDC Software’s ability to transfer funds to us and certain of our subsidiaries, as well as between CDC Software and certain of its subsidiaries, which could materially and adversely affect our operations and financial condition and those of certain of our subsidiaries and affiliates. If CDC Software breaches any of the covenants under its credit facility and does not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable.

Risks Relating to Our International Operations

A large part of our business is international and, as a consequence, there are a number of factors beyond our control associated with international operations that could materially and adversely affect our business, results of operations and financial condition.

Approximately 46%, 49% and 48% of our total revenues in 2007, 2008, and 2009 were derived from customers outside of North America. We anticipate that revenues from customers outside the United States will continue to account for a significant portion of our total revenues in the future, particularly as we intend to expand into targeted emerging markets, such as China, Russia, Brazil and India. Our operations outside the United States are subject to additional risks, including:

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

The export and re-export of certain of our products to, and the provision of our services to customers in, certain countries are subject to U.S. export control laws and related regulations, including the Export Administration Regulations (“EAR”), 15 C.F.R. Parts 730 et seq., administered by the U.S. Department of Commerce. Accordingly, our products and services may be subject to pre-export filings; licensing requirements for certain restricted countries, parties and end users; post-export reporting; and documentation and other requirements. Although we strive to comply with applicable export requirements, we have advised the U.S. Department of Commerce of potential violations of the U.S. export control laws and regulations involving the sale of software to a customer in Syria by a reseller. We believe this sale was isolated and remediable through strengthened internal controls and procedures. Violations of export control regulations can lead to administrative, civil monetary or criminal penalties. Based on the information available at this time, we do not believe that the matters we have disclosed will result in material sanctions or penalties, and accordingly have recorded an accrual that is not material to our financial condition or results of operations. However, we cannot assure you that the U.S. Department of Commerce will not pursue penalties for any violations ultimately found to have occurred or that any penalties will not have a material adverse impact on our business, financial condition or results of operations.

A change in currency exchange rates could increase our costs relative to our revenues.

Our revenues, expenses, assets and liabilities are denominated in a number of currencies, including Australian dollars, British pounds, Canadian dollars, Euros, renminbi, South Korean won, Swedish kronas and U.S. dollars. However, our quarterly and annual financial results are reported in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. Any hedging policies implemented by us may not be successful, and the cost of these hedging techniques may have a negative impact on our business, results of operations and financial condition.

Disruptions in the financial and credit markets and economic downturns may adversely affect our business, results of operations and financial condition.

Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers. Decreased capital and maintenance spending could have a material adverse effect on the demand for our products and our business, results of operations and financial condition. Disruptions in the financial markets, including the bankruptcy or restructuring of certain financial institutions, such as the events that occurred in the second half of 2008 and have continued into and through 2009 and the present, may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends.

In addition, continuing weakness or further deterioration in regional economies, in particular Euro-zone based countries or the world economy could negatively impact the capital and maintenance expenditures of our customers and end users. There can be no assurance that government responses to the disruptions in the financial markets or to weakening economies will restore confidence, stabilize markets or increase liquidity and the availability of credit. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Risks Relating to Our Software Business Unit

Revenues from our Software business fluctuate significantly from quarter to quarter, which may cause volatility in the trading price of our class A common shares.

Many factors have caused, and may continue to cause, our revenues to fluctuate significantly, including:

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

•

patterns of capital spending and changes in budgeting cycles by our customers. For example, in 2008 and continuing through 2009 and the present, capital spending for enterprise software applications was negatively impacted by challenging economic conditions in the United States, Europe and Asia;

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

Recently, our installed customer base has generated increasing proportions of our license, support and service revenues. In addition, our success depends significantly on our ability to cross-sell products to our installed base of customers. Our ability to cross-sell new products may depend in part on the degree to which new products have been integrated with our existing applications, which may vary with the timing of new product acquisitions or releases. In future periods, customers may not necessarily license additional products or contract for additional support or other services. Customer support agreements are generally renewable annually at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software. Customer support revenues are primarily influenced by the number and size of new support contracts sold in connection with software licenses and the renewal rate (both pricing and participation) of existing support contracts. If our customers decide to cancel their support agreements or fail to license additional products or contract for additional services, or if they reduce the scope of their support agreements, revenues could decrease and our operating results could be adversely affected.

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

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient offsetting or resulting revenues, and our business and operating results could be materially and adversely affected. Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all. In 2007, 2008 and 2009, our research and development expense was $22.7 million, or approximately 5.9%, $25.9 million, or approximately 6.3%, and $18.0 million, or approximately 5.6%, of our total revenues, respectively. In addition, as we or our competitors introduce new or enhanced products, the demand for our older products and older versions of such products is likely to decline. If we are unable to provide continued improvements in the functionality of our older products or move customers with our older products to our newer products, maintenance and license revenues from older products may decline, which could have a material and adverse effect on our business, results of operations and financial condition.

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

If we are unable to adequately staff and manage our offshore research and development operations we may not realize, in full or in part, the anticipated benefits from this initiative. In addition, other events and circumstances, such as difficulties, delays or unexpected costs, may occur which could result in us not realizing all or any of the anticipated benefits, which could have a material adverse effect on our business, financial condition, and operating results.

Future revenue growth depends in part upon our ability to adapt to technological change and successfully introduce new and enhanced products and services.

The Software as a Service (SaaS) industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. As we continue to grow our SaaS and other offerings, we must continue to innovate and develop new products and features to meet changing customer needs and attract and retain talented software developers. We need to continue to develop our skills, tools and capabilities to capitalize on existing and emerging technologies.

In some cases, we may expend a significant amount of resources and management attention on products or services that do not ultimately succeed in their markets. We have encountered difficulty in launching new products and services in the past. If we misjudge customer needs in the future, our new products and services may not succeed, our revenues and earnings may be harmed and our operations and financial condition could be materially and adversely affected.

Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

We currently serve certain of our customers from third-party data center hosting facilities. Any damage to, or failure of, our systems generally could result in interruptions in our service. As we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Further, any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

As part of our current disaster recovery arrangements, our production environment and all of our customers’ data is currently replicated in near real-time in a facility. Features added through acquisitions are temporarily served through alternate facilities. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted and our operations and financial condition could be materially and adversely affected.

Our hosting, collection, use and retention of personal customer information create risk that may harm our business.

A number of our businesses collect, use and retain personal customer information, including credit card numbers, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. We may also develop new business models that use personal information, or data derived from personal information, in innovative and novel ways. In addition, we collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held and some transactions are executed by third parties. In addition, as several of our products and services are Web based, the amount of data we store for our users on our servers (including personal information) has been increasing. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information may result in a breach of customer or employee privacy or theft of assets, which may require notification under applicable data privacy regulations. We employ contractors and temporary employees who may have access to the personal information of customers and employees or who may execute transactions in the normal course of their duties. It is possible that one or more of these individuals may circumvent our controls, resulting in a security breach.

The ability to execute transactions and the possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that may require notification to customers or employees of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. As our business continues to expand to new industry segments that may be more highly regulated for privacy and data security, and to countries outside the U.S. that have more strict data protection laws, our compliance requirements and costs may increase and our operations and financial condition could be materially and adversely affected.

Risks Relating to Our Global Services Business Unit

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

Each of our CDC Global Services businesses, many of which are smaller in size and operate in domestic and international localized regional markets, face intense competition. A significant portion of the revenues from some of our CDC Global Services businesses is obtained through the resale of software developed by third party software and hardware vendors who use our businesses as channel partners on a non-exclusive basis. Also, we rely on the referrals of these third parties to introduce us to new business opportunities. Should any of those third party software and hardware vendors decide to sell their software and hardware or provide services directly into our market, or use other service providers, this could result in a loss of expected revenues.

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

As of December 31, 2009, approximately 41% of our billable workforce in our CDC Global Services business was comprised of skilled foreigners holding H1-B or other visas. We continually seek to grow our base of H1-B foreign national colleagues. The H1-B visa classification enables us to hire qualified foreign workers in positions that require the equivalent of at least a bachelor’s degree in the U.S. in a specialty occupation such as technology systems engineering and analysis. The H1-B visa generally permits an individual to work and live in the U.S. for a period of three to six years, with some extensions available in certain circumstances. The number of new H1-B petitions approved in any federal fiscal year is limited, making the H1-B visas necessary to bring foreign employees to the U.S. unobtainable in years in which the limit is reached. Each year the H-1B cap is reached at an earlier point prior to the beginning of the fiscal year for which the H-1B’s will be available. If we are unable to obtain all of the H1-B visas for which we apply, our growth may be hindered.

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

Risks Related to Our CDC Games Business Unit

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

Due to these factors, as well as others, we may be unable to maintain or grow our business, which could materially and adversely affect our business, financial condition and results of operations.

Our operating results may fluctuate significantly because we currently depend on a limited number of online games for substantially all of our revenues and are launching several new online games in the future whose potential in the Chinese market is unproven.

We currently derive substantially all of our online games revenues from four online games: Yulgang, Special Force, EVE Online and Shaiya. Of these games, Yulgang accounted for approximately 59% of CDC Games’ revenues in 2009. During the second half of 2010, we plan to launch the Lord of the Rings Online: Shadows of Angmar. The commercial lifespan of online games is highly uncertain due to factors such as game quality, business model and competition. In order to maximize the longevity of our existing online games, which we believe can be up to eight years for highly successful online games and five years for most other online games, it is necessary to continuously enhance, expand and upgrade the game with new features. In many cases, we do not have any control over product development, and our developers may fail to develop updated versions, enhancements or expansions of our games in a timely manner to increase their longevity and to maintain their competitive position in the online game market in China. If the popularity of Yulgang, Special Force, EVE Online or Shaiya diminishes materially, and revenues from games we launch in the future fail to offset any such declines, our revenues and profitability may decline.

The typical cost to commercially launch a new online game in China varies greatly and can cost several million dollars, exclusive of prepaid licensing fees and royalties, with the substantial majority of these costs being incurred prior to meaningful revenue generation from the online game. Because we incur costs for licensing and launching a new game prior to recognizing any related revenues, we may experience increased expenses and lower margins without the benefit of revenues from that game during the pre-launch period. The combination of our current reliance on four online games, the significant costs associated with marketing and promoting each new online game and our expected launch of new online games in the remainder of 2010 may cause our results of operations to fluctuate significantly. Poor operating results for any one game or a delay in the planned launch of a new game could materially affect us, making the investment risks related to any one online game larger than those associated with competitors that have a more established and more diversified online game portfolio.

Our growth strategy depends to a significant extent on our ability to deliver new online games. If we are unable to consistently license or acquire new online games that have a high likelihood of commercial success, our business will be harmed.

In order for our business strategy to succeed over time, we will need to continually deliver new online games. Because we do not currently have an internal development group, our business strategy requires us to license or acquire new online games that we believe have a high likelihood of commercial success. We typically acquire rights to games either through licensing agreements or by making financial investments in developers in exchange for game publishing and other rights. When we first acquire rights to a game, the game may not have been developed. The development cycle for online games is long, generally ranging from two to four years. The creative process inherent in online games development also makes the length of the development cycle difficult to predict, especially in connection with online games involving new technologies. As a result, we may experience delays in introductions of online games that we have licensed from our game developer partners. If the release of an online game is delayed, we may miss an important marketing window, our competitors may introduce a game with similar features before we release our game, we may not achieve anticipated revenues for that game, or we may be required to spend more to accelerate localization of the game, each of which would increase our costs and lower our margins. Accordingly, we typically make a significant financial commitment to a game without any guarantee it will be commercially successful. In addition, we have entered into and intend to continue to enter into licenses with, and make investments in, developers with limited or no history of developing successful games. We may be unable to fully recover upfront and minimum royalty licensing or investment costs if a game is not commercially successful.

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

Our future operating results depend to a significant degree on the successful launch and operations of MMORPG Lord of the Rings Online: Shadows of Angmar, of which we expect to launch a test version in the second half of 2010, followed by the commercial launch later in 2010. We have invested, and expect to continue to invest, a significant amount of financial and personnel resources in launching and operating this game. However, there is no assurance that we will be able meet our current timetables for the testing and launch, or that once launched, we will be able to operate the game at a profit or at all. Also, we are required under the license agreement to meet the quality or technical standards equivalent to those of the English-language version of the games within 45 days after we submit to the game developer for approval of each of the localized testing or commercial launch versions. Failure to meet these quality or technical standards may result in the loss of our licenses. Furthermore, these games are set in a Western cultural background with which users in China may be relatively unfamiliar. As a result, we may not attract as many users as are required for the launch or operation of the games on a commercially viable basis.

We have made significant financial commitments under our Lord of the Rings Online license agreement. We were required to pay the game developer for Lord of the Rings Online an initial non-refundable license fee of US$4.0 million. In addition, we are obligated to commit significant amounts to the marketing and promotion of this game, and pay significant royalties to the developer. If we lose our exclusive license for failing to meet our financial obligations or other reasons, or if we are unable to successfully launch or operate Lord of the Rings Online and generate enough revenues to offset our costs and expenses, our future results of operations will be adversely affected.

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

The licenses to the four online games from which we currently derive substantially all of our revenue expire within the next two years. If we are unable to extend the term of these licenses, our financial condition and results of operations may be materially and adversely affected.

Our licenses to the four most popular games from which we currently derive substantially all of our revenue—Shaiya, Special Force, EVE Online and Yulgang—expire in November 2011, June 2012, July 2011 and March 2011, respectively. We may be unable to obtain an extension of the terms of those game licenses or any other licensed game that is successful during its initial term of operation, on reasonable terms, or at all. If we are unable to extend the term of a successful game, the licensor could offer the game itself or enter into a license with one of our competitors, and our financial condition and results of operations may be materially and adversely harmed.

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

Moreover, we believe casual games and web-based online games are becoming increasingly popular in China. Casual games and web-based online games tend to have shorter commercial life-spans than MMORPGs, thereby increasing the importance of maintaining a consistent pipeline of new games and lowering our ability to leverage successful games over the longer term. We have limited experience offering casual games and web-based online games and we cannot assure you that the casual games and web-based online games in our pipeline will be commercially successful.

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

We face intense competition in the online games market in China. We believe there are currently over 200 online game operators in China and we expect many more companies to enter the market. Our competitors vary in size and include large companies such as Kingsoft Corporation Limited, Netease.com, Inc., Shanda Interactive Entertainment Limited, The9 Limited and Shanghai ZT Game Co., Ltd., many of which offer significantly more game titles than we do and have significantly greater financial, marketing and game development resources and brand recognition than we have. As a result, we may be unable to devote the same levels of resources to investing in, licensing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, or compensating independent game developers as some of our competitors. Moreover, our competitors may offer online games with better game performance or features in more popular genres, more attractive pricing, better storylines or other advantages over the games offered, or to be offered by us, which may reduce our number of users or the growth rate of our user base, which would harm our business and results of operations.

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

Furthermore, increases in user activity could strain our computer systems’ capacity, leading to slower response times or system failures. This could result in a reduced number of users and could have an adverse effect on our business, financial condition, results of operations and reputation. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand. As of December 31, 2009, our servers were hosted and maintained at 20 different Internet data center sites in mainland China operated by China Telecom and China Netcom, and do not have back-up systems located in different cities from those data center sites.

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

For 2009, revenue generated from virtual point cards accounted for approximately 95% of our total revenue. Currently a substantial portion of our virtual point card sales are conducted through the internet. Secure transmission of confidential information over public networks is essential to maintain consumer confidence. This information includes customer credit or bank card numbers, personal information and billing addresses. Our current security measures may be inadequate to protect such information. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could disrupt our services, harm our reputation and cause users to move to our competitors. Security breaches could expose us to litigation and potential liability for failing to secure confidential user information and could harm our reputation and ability to attract users.

We rely on third parties to provide us with distribution services and any disruption or deterioration of these services could adversely affect our business, financial condition and results of operations.

We rely largely on local distributors to deliver our physical pre-paid cards to users. For the years ended December 31, 2008 and 2009, our top five and top 10 distributors accounted for 27% and 34%, and 45% and 51%, respectively, of our total physical pre-paid card sales. We do not prohibit our regional distributors from distributing other online game operators’ prepaid cards and we do not have long-term agreements with any of our distributors. Although we endeavor to seek reputable and reliable distributors, we cannot monitor all of our distributors and their distribution activities. Moreover, these distributors may mishandle our cards or related pass codes, or encounter difficulties in delivery that are beyond their or our control. The occurrence of any of these events may harm our reputation and business.

If intellectual property rights claims are successfully asserted against any of our licensors, we may be unable to continue offering that licensor’s game and our results of operations may be materially and adversely affected.

We expect to derive substantially all of our revenues and profits from Yulgang, Special Force, EVE Online and Shaiya, and other licensed online games we may introduce in the future. The licensors of these games may be subject to intellectual property rights claims with respect to the online games licensed to us. In addition, the license by which these licensors obtained their rights may be terminated or expire. If intellectual property rights claims brought against our licensors are successful and our licensors are precluded from continuing to offer a game we license, or if one of our licensors loses its license to a game, we may be unable to continue offering that game, causing us to lose our investment in, and potential revenues from, that game. We may also be liable for damages to the third-party owner of the game. In certain licensing agreements, we are also responsible for indemnifying our licensors for costs or liabilities resulting from claims of infringement of trademark, copyright or intellectual property. If we lose rights to one or more games, our business financial condition and our results of operations could be harmed.

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

Risks Relating to our China.com Business Unit

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

Risk Relating to our Business as a Result of Conducting Operations in the People’s Republic of China

China’s economic, political and social conditions, as well as government policies, could adversely affect our business.

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

Generally, employees of the respective business units who are Chinese nationals own the shares of the respective domestically registered companies in China which hold the relevant required domestic licenses for operation. These Chinese nationals, in turn, have entered into trust deed arrangements with respect to the domestically registered companies in China and affiliates of the respective business units under which the Chinese nationals serve as trustees of the trusts, and the business units have formed offshore holding vehicles to be 100% beneficiaries of the trusts. For a further description of the corporate structure in China, see Item 4.C., “Information on the Company – Our Corporate Structure – Corporate Structure in China for our CDC Games and China.com Business Units.”

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

While we believe that our current operations comply with all existing laws, rules and regulations in China, there are substantial uncertainties regarding the interpretation of current Internet laws and regulations. It is possible the Chinese government may take a view contrary to ours because there are no well established precedents or clear judicial interpretations to support our interpretations and views of the laws, rules and regulations. Issues, risks and uncertainties relating to government regulation of China’s Internet sector include:

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

Our products and services could be found to infringe on the patents, copyrights or other intellectual property rights of others. For example, in April 2008, SFA Systems filed a claim in the United States District Court for the Eastern District of Texas against defendants NetSuite, Inc., CDC Corporation and CDC Software Inc. alleging that our MarketFirst software, which is related to certain intellectual property we acquired in our acquisition of Saratoga Systems in April 2007, infringes a patent owned by SFA Systems through assignment. The plaintiff sought a permanent injunction against defendants, damages, costs, expenses, interest, attorneys’ fees and other restitutional remedies. Although this matter was ultimately resolved, we were required to expend significant time and resources with respect to this matter, and generally, substantial expenses in investigating and defending against third-party infringement claims are incurred, regardless of their merit. We cannot assure you that any similar future matters may be resolved in a manner that would not have a material adverse effect on our business and results of operations. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative technology and be forced to pay fines and damages, any of which could harm our business and results of operations.

If our licensors cannot prevail on future intellectual property rights claims brought against them by third parties, our results of operations may be materially and adversely affected.

With respect to our online games business, we expect to derive most of our online games revenues and profits from Yulgang, Special Force, EVE Online and Shaiya and online games that we may license and launch in the future. Certain technology that is licensed from third parties may also be present in our software applications and licensed and developed online games. Our licensors may be subject to intellectual property rights claims with respect to the online game or games licensed to us.

If any of our licensors cannot prevail on the intellectual property rights claims brought against them, we would lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the game on terms acceptable to us, or at all, and our results of operations could be materially and adversely affected.

Because we rely on local management for many of our localized businesses, our business may be materially and adversely affected if we cannot effectively manage local officers.

As a global hybrid enterprise software provider of on-premise and cloud deployments, we have interests in companies in a wide variety of local markets, including the United States, Canada, Europe, Central and South America, Australia, China and other parts of Asia. As a result, we rely on our local management with limited oversight over these businesses. If we cannot effectively manage our local officers and management, or prevent them from acting in a manner contrary to our interests or failing to act at our direction, our business, results of operations and financial condition could be materially and adversely affected.

If we lose the services of key employees, it may be costly and time-consuming for us to locate other personnel with the required skills and experience.

Our success depends on the continued efforts of our board members, our senior management and our technical, research and development, services and support, marketing and sales personnel. These persons may terminate their association or employment with us at any time. We have experienced changes in our senior management for a variety of reasons, including restructuring, medical reasons, retirement, and resignations to pursue other career opportunities. Loss of the services of key members of senior management or experienced personnel can be disruptive and causes uncertainty. In particular, we depend upon the services of Mr. Peter Yip, our Chief Executive Officer, Bruce Cameron, our President, Matthew Lavelle, our Chief Financial Officer and other members of our management team. Mr. Yip took a leave of absence for medical reasons between February 2005 and April 2006. During that time, two other people who served as our chief executive officer and president resigned. While Mr. Yip believes that he has recovered enough to serve as our chief executive officer, we cannot assure his continued service.

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

We determined that material weaknesses in our internal controls over financial reporting existed during 2006 and 2007 as a result of, among other things, our inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of our organization to ensure appropriate application of U.S. GAAP, particularly in the areas of accounting for income taxes and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of our financial statements for the years ended December 31, 2003, 2004 and 2005. During 2008, we remediated all material weaknesses in our internal controls over financial reporting that existed during 2006 and 2007.

An inability to attract or retain additional qualified senior managers or personnel in a timely manner, or the health, family or other personal problems of key personnel could have a material and adverse effect on our business, results of operations and financial condition.

Several of our officers and directors provide services to, and devote significant amounts of their time to, our subsidiary, CDC Software Corporation, and its subsidiaries, which may lead to conflicting demands on their time and attention.

Some of our officers and directors provide services to, and devote significant amounts of their time to our subsidiary, CDC Software Corporation and its subsidiaries. Peter Yip, one of our directors and our Chief Executive Officer, Donald Novajosky, our Associate General Counsel, and Matthew Lavelle, our Chief Financial Officer, are also officers and/or employees of CDC Software Corporation and/or others of its subsidiaries. Raymond Ch’ien, John Clough, Simon Kwong Chi Wong and Mr. Yip, who are members of our board of directors, also serve as officers and/or directors of CDC Software Corporation and/or others of its subsidiaries.

In the past our CEO, CFO and Associate General Counsel have allocated between 25% to 50% of their time to CDC Software Corporation and its subsidiaries, and these officers are now expected to devote the majority of their time to the management of CDC Software’s affairs, subject to variations from period to period due to particular circumstances. As a result, demands for the time and attention of our officers and directors from us and CDC Software and its subsidiaries may conflict from time to time. None of our officers and directors are obligated to contribute any specific number of hours per week to our affairs. If our officers’ and directors’ responsibilities to CDC Software were to require them to devote substantial amounts of time to such companies in excess of their current commitment levels, it could limit their ability to devote time to our affairs that are unrelated to CDC Software, which may have a negative impact on our ability to implement our business plans and strategies.

If we grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.

During 2009, we granted an aggregate of 20,000 options and 268,834 stock appreciation rights, having a weighted average exercise price of $1.10. As a result of these grants under the plan, we have incurred significant share-based compensation expenses, and may continue to incur significant compensation expenses in future periods. The amount of these expenses is, and with respect to future awards, will be, based on the fair value of the share-based awards. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. We have also received approval from our shareholders at an annual general meeting held in June 2010, to amend our incentive plan to permit us to cancel, re-grant, reprice, substitute and replace awards without shareholder approval, and our 2005 Stock Incentive Plan was subsequently amended in June 2010. Any such cancellations and re-grants will increase the amount of expense we will incur. We cannot assure you that employee share options or other share-based compensation we may grant in the future will not have a material adverse effect on our profitability.

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

Based on 105,761,946 of our class A common shares outstanding as of December 31, 2009: (i) Asia Pacific Online Limited, or APOL, beneficially owned 19,717,920 of our common shares, or approximately 18.2% of our total outstanding share capital; (ii) Xinhua, through a wholly-owned subsidiary, beneficially owned 7,362,734 of our common shares, or approximately 7.0% of our total outstanding share capital; and (iii) Evolution Capital Management, together with its affiliates, or Evolution, beneficially owned 9,664,897 of our common shares, or approximately 9.1% of our total outstanding share capital. APOL is owned by the spouse of Mr. Peter Yip, our current chief executive officer and Vice Chairman of the board of directors, and by a trust established for the benefit of Mr. Yip’s children. There is no guarantee that APOL, Xinhua or Evolution will continue to beneficially own our shares going forward for any length of time. If APOL or Xinhua disposes or Evolution converts and disposes, or if our investors expect APOL or Xinhua to dispose of or Evolution to convert and dispose of, their beneficial ownership in a substantial portion of their respective holdings in CDC at any time, it could adversely affect our share price. For more information regarding the shareholdings of APOL, Xinhua, Evolution and other entities, see Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.”

A small group of our existing shareholders control a significant percentage of our common shares, and their interests may differ from those of our other shareholders.

APOL’s beneficial ownership of approximately 18.2% of our common shares, Xinhua’s beneficial ownership of approximately 7.0% of our common shares through a wholly-owned subsidiary, and Evolution’s beneficial ownership of approximately 9.1% of our common shares, permits these shareholders, particularly if they act together, to have significant influence in determining the outcome of any corporate transaction or other matter submitted to shareholders for approval, including:

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

For more information regarding the shareholdings of APOL, Xinhua and Evolution, see Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.”

Our share price has been, and may continue to be, extremely volatile, which may not be attractive to investors.

The trading price of our common shares has been, and is likely to continue to be, extremely volatile. During the period from July 12, 1999, the date we completed our initial public offering, or IPO, to December 31, 2002, the closing price of our shares ranged from $1.86 to $73.44, adjusted for our two stock splits. From January 1, 2003 to December 31, 2009, the closing price of our shares ranged from a low of $0.70 per share on November 21, 2008 to a high of $14.46 per share on July 14, 2003. There is no assurance that our share price will not fall below its historic or yearly low.

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

We issued $168 million of 3.75% Senior Exchangeable Convertible Notes due 2011, which, in the event we are required to do so, we may not be able to repay in cash. We are involved in litigation with the last remaining non-affiliated holder of these Notes. A determination that we have defaulted under the Notes would have a material adverse effect on our and our subsidiaries’ and affiliates’ respective businesses and financial condition.

In November 2006, we issued an aggregate of $168 million of 3.75% Senior Exchangeable Convertible Notes due 2011, or Notes, to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

Since this time, we have repurchased a significant portion of these Notes. As of December 31, 2009, our subsidiary, CDC Delaware Corp., was the holder of $124.8 million in principal amount, or 75.2%, of the total aggregate amount outstanding of Notes, and Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd., or, collectively, Evolution, were the holders of an aggregate of $41.2 million, or 24.8%, of the total aggregate amount outstanding of Notes.

The Notes and the Note Purchase Agreement related thereto (the “Note Purchase Agreement”) contain certain negative covenants, including restrictions on our ability to incur debt; create, assume or incur any mortgage, pledge, lien, or other security interest; pay dividends to our common shareholders (other than dividends of our common shares), and repurchase any shares of our capital stock or any of our subsidiaries under certain circumstances. The Notes also afford the note investors certain anti-dilution protections. To the extent that the negative covenants set forth above may be found to still be applicable to us, they may have the effect of limiting our ability to operate our businesses and financial affairs in certain manners, which may have a material, adverse effect on our business, financial condition and results of operations.

The Note Purchase Agreement originally provided that, if neither CDC Software International nor CDC Games International was able to complete a “qualified initial public offering,” or QIPO, prior to November 13, 2009, holders would have the option to require us to redeem the Notes at a redemption price of principal plus accrued and unpaid interest, calculated at the rate of 12.5% per annum applied retroactively from November 13, 2006 to the date of redemption.

On November 11, 2009, CDC Delaware executed an Amendment No. 1 to the Note Purchase Agreement that amended the Notes and the Note Purchase Agreement to: (i) amend the definition of QIPO to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a QIPO, via the definition of Minimum IPO Amount (as defined in the Note Purchase Agreement), from $100.0 million to $40.0 million.

Additionally, on June 18, 2010, CDC Delaware executed another amendment to the Note Purchase Agreement to amend the definition of: (i) Termination Date, to provide that it shall occur on the earlier of (a) the first date on which the aggregate principal amount of all Notes then outstanding and held by non-affiliates of CDC Corporation is less than twenty five percent (25%) of the aggregate principal amount of the Notes issued on the Closing Date and (b) in the event that a QIPO has occurred at least thirty (30) days prior to the three-year anniversary of the Closing Date, such three-year anniversary; and (ii) Software Facility, to mean a credit facility that is made available to CDC Software and/or its affiliates or subsidiaries by Silicon Valley Bank or a comparable financial institution provided the aggregate principal amount of the facility does not exceed thirty million dollars (US$30,000,000) and is not guaranteed by CDC Corporation.

As a result of Amendment No. 1 to the Notes and Note Purchase Agreement, we believe that the holder redemption right provided in the Notes, which would have required us to pay, not later than December 16, 2009, an aggregate of approximately $52.0 million, consisting of the remaining principal outstanding on the Notes held by such non-affiliates together with accrued interest at the rate of 12.5% retroactive to the issue date of November 13, 2006, is both no longer exercisable by such holders, and is no longer of any force or effect. We also believe that the negative covenants are no longer applicable to us.

Notwithstanding the foregoing, in November 2009, we received a notification from Evolution purporting to elect to exercise the holder redemption option under the Notes. Furthermore, on December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against us in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their Notes, together with accrued and retroactive interest. Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in its lawsuit against us. On April 28, 2010, the New York Court denied Evolution’s motion for summary judgment.

On March 2, 2010, we filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the Note Purchase Agreement and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

We have advised our subsidiary, CDC Software, that we may request that it provide us with a loan, distribution or other funding to assist us in settling any obligations we may ultimately be deemed to have under the Notes. We cannot be certain, however that any such loan, distribution or funding would be on terms that are advantageous to us, or available at all.

Furthermore, Evolution has asserted that our non-payment of the holder redemption amount and other actions that we have undertaken, constitute events of default under the Notes. Although we disagree with Evolution’s allegations, we cannot be certain that the Court will agree with our position. A determination that a default under the Notes has actually occurred would have a material adverse effect on our results of operations and financial condition, and those of certain of our affiliates and subsidiaries. Such a finding of a default could also trigger automatic defaults under certain other agreements we and certain of our affiliates and subsidiaries have entered into, which could lead to the acceleration of financial obligations or the loss or cancellation of certain contracts. Such a finding could also impact our ability to raise capital on terms advantageous to us, if at all; eliminate our ability to register shares on Form F-3 for a certain period of time; increase the amount of interest expense we may be required to pay; impact our business prospects and the business prospects of our subsidiaries and affiliates; result in negative publicity; and subject us to increased legal expenses and an increased risk of lawsuits from shareholders, creditors, and other third-parties.

Furthermore, a default under the Notes could result in insolvency proceedings against us, and in such event, there can be no assurance that we would be able to perform our obligations under the Services Agreement or the Trademark License Agreement with CDC Software. There can be no assurance that a default by us under the Notes would not materially and adversely impact our results of operations, the trading price of our stock or the results of operations or trading price of our affiliates and subsidiaries, as applicable.

If any holders were to obtain judgments in their favor on their collection claims, they could then seek to execute those judgments against our assets, including our interest in CDC Software. In that case, if holders holding a sufficient principal amount of Notes were successful in executing on judgments in their favor, such holders might collectively be able to reduce our interest in CDC Software.

Third parties may bring legal actions against us.

We and other parties to whom we have provided indemnification rights, have been, and continue to be, subject to legal actions and other disputes. We may also be subject to claims relating to companies or assets we have acquired. Descriptions of material claims against us and our affiliates and subsidiaries are set forth in Item 4.B., “Information on the Company – CDC Corporation Business Overview – Legal Proceedings.” We have incurred, and expect to continue to incur, substantial costs to defend those lawsuits and related legal proceedings. It is likely that, in the future, other parties may bring legal actions against us. Such actions, even if without merit, could have a material adverse effect on our business, results of operations and financial condition.

Any material litigation or arbitration inevitably results in the diversion of the attention of our management and other relevant personnel. To the extent uninsured, such claims further require the expenditure of our resources for defense costs for us and for parties to whom we may have indemnification obligations. We also may be required to pay material amounts in settlement costs or damages. Additionally, if the matter relates to intellectual property infringement, we may be required to enter into royalty or licensing agreements or to develop non-infringing technology, and injunctive relief could be entered against us. Customer concerns with respect to material litigation can result in delayed or lost sales. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition. We may also follow our home country practice in lieu of certain of NASDAQ’s corporate governance rules, as further described in Item 16.G., “Corporate Governance.”

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

However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets. Because the value of our assets is likely to be determined in large part by reference to the market price of our class A common shares, which has been volatile and subject to significant fluctuations, we may be a PFIC for any taxable year as a result of the composition of our income or assets. Although we believe that we were not a PFIC for our taxable year ended December 31, 2009, that we are not a PFIC for our current 2010 tax year, and that we will not be a PFIC for later taxable years, there can be no assurance in this regard. As a result, we could inadvertently become an investment company.

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

If we become a PFIC, U.S. holders, as such term is defined in Item 10.E., “Additional Information – Taxation – Tax Consequences of U.S. Holders,” could be subject to adverse U.S. federal income tax consequences. For further discussion regarding our PFIC status, see Item 10.E., “Additional Information – Taxation – Tax Consequences of U.S. Holders – Passive Foreign Investment Company Status.” U.S. holders are strongly urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

We believe, although we cannot assure you, that our class A common shares should not be treated as stock of a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2009. This belief is different than the determinations we have made in previous years, and we cannot assure you that we will not be treated as a PFIC in the future.

We do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009, based upon our analysis of our assets held at the end of each quarter of our taxable year ending December 31, 2009, and our income for our taxable year ended December 31, 2009. However, the PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules. Accordingly, we cannot assure you that the IRS will not successfully contend, or that a court would not otherwise conclude, that we are a PFIC. Accordingly, prospective investors are strongly urged to consult with their tax advisor as to the effects of the PFIC rules.

Further, the PFIC determination is made annually, and therefore may be subject to change in future years. Thus, we can provide no assurance that we will not be classified as a PFIC in 2010 and beyond. The determination of whether we would become a PFIC in a future tax year would be principally based upon:

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

If we become a PFIC, U.S. holders, as such term is defined in Item 10.E., “Additional Information – Taxation – Tax Consequences of U.S. Holders,” could be subject to adverse U.S. federal income tax consequences. For further discussion regarding our PFIC status, see Item 10.E., “Additional Information – Taxation – Tax Consequences of U.S. Holders – Passive Foreign Investment Company Status.” U.S. holders are strongly urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Substantial amounts of our common shares are eligible for future sale or issuance, which could adversely affect the market price of our shares.

Sales or issuances of substantial amounts of our class A common shares in the public market could adversely affect the market price for our shares. As of May 31, 2010, we had 105,622,294 class A common shares outstanding, substantially all of which may be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144, which permits resales of securities subject to limitations (including trading volume) depending on the holding period of such securities.

We have in the past, and may again in the future, prepare and file shelf registration statements on Form F-3 pursuant to which we could potentially register an indeterminate number of common shares and preferred shares, debt securities, or warrants to purchase any of such securities or units.

In addition, several of the agreements we have previously entered into with respect to acquisitions we have made, have required us to pay cash and/or issue “earn-out” shares, which are shares of our common shares issued to sellers or other persons in those transactions, upon the occurrence of certain milestones or on certain dates. These earn-out obligations may, in some instances, extend for several years past the date of the original agreement. Any such issuance of shares would cause dilution in the interests of our stockholders. Furthermore, many of the amounts payable or issuable under the earn-out provisions have been variable. The number of shares and/or cash that could be payable under these provisions could be significantly more or less than we may expect or anticipate.

In addition, as we continue to issue and register shares to fulfill our contractual and acquisition-related obligations, and as our employees and other grantees have been or are granted, and subsequently exercise, additional options to purchase our common shares, additional shares will be available-for-sale in the public market. We have also granted options to certain of our shareholders, directors and officers to purchase our shares, the vesting of which options may be accelerated upon an occurrence of a change-of-control event. As a result, additional shares may be available-for-sale in the public market. The availability, or perceived availability, of additional shares could have a dilutive and negative impact on the market price of our shares.

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

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands and certain other British Commonwealth jurisdictions) are binding on a court in the Cayman Islands. Decisions of the English Courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority, but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in foreign jurisdictions based on United States or other foreign laws against us or our management.

We are incorporated under the laws of the Cayman Islands. We conduct our operations in many jurisdictions throughout the world, including China. In addition, many of our directors and executive officers reside in jurisdictions outside of the United States, and substantially all of the assets of these persons are located in jurisdictions outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors, executive officers and experts, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. For example, China does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

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

CDC Corporation is listed on NASDAQ under the stock symbol “CHINA,” and is a global hybrid enterprise software provider of on-premise and cloud deployments, online games and internet and media services.

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

In connection with the initial public offering on NASDAQ of our CDC Software Corporation subsidiary, in 2009, we caused CDC Software International to transfer the shares of those subsidiaries through which we conduct our software business to CDC Software Corporation. Such transfer included all of the issued and outstanding shares of several of CDC Software International’s operating subsidiaries, including each of Ross Systems, Inc., or Ross Systems; Pivotal Corporation, or Pivotal; Saratoga Systems, Inc., or Saratoga; Industri-Matematik International Corp., or IMI; Respond Group Limited, or Respond; MVI Holdings Limited, or MVI; c360 Solutions, Inc., or c360; and portions of Catalyst International, or Catalyst.

For more information about our relationship with our shareholders, see Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.”

Acquisitions

Our goal is to be a global company focused on enterprise software applications and services through our CDC Software business; IT consulting services, outsourced applications development and IT staffing through our CDC Global Services business; online games through our CDC Games business and internet portals for the Greater China market through our China.com business.

From January 1, 2007 through June 15, 2010, we have invested approximately $161.4 million in strategic acquisitions and investments, which have largely contributed to the evolution of our business model. The following is a summary of such acquisitions and investments, organized by business unit. Unless otherwise indicated, each acquisition or investment described below is wholly owned by us.

CDC Software Business Unit

Acquisition or Investment (1)	Date	Description

Industri-Matematik International Corp. (2)	November 2007	• Supply chain management (SCM) for distribution intensive industries

Respond Group Limited	February 2007	• Enterprise class complaints, feedback and customer service solutions

Saratoga Systems Inc.	April 2007	• Enterprise CRM and wireless CRM applications

Catalyst International (3)	September 2007	• Integrated supply chain execution solutions and services

ISL Technologies Limited (4)	March 2008	• Hong Kong based vendor of ERP systems developed for small and medium discrete manufacturers in China

WKD Solutions Ltd.	September 2009	• Surrey, U.K.-based provider of supply chain event management and business activity monitoring solutions

Activplant Corporation	October 2009	• Canadian-based provider of manufacturing business intelligence solutions

gomembers, Inc.	November 2009	• Provider of SaaS and on-premise solutions for the not-for-profit (NFP) and non-governmental organizations (NGO) market

Truition Inc.	December 2009	• Provider of on-demand e-Commerce platform provider for retailers and brand manufacturers

PeoplePoint Software Pty Ltd	January 2010	• Australia-based provider of software solutions and services for the aged care residential, clinical and community services management markets

Assets comprising Computility business of Alliance Technologies, Inc.	February 2010	• SaaS web-based association and membership management software solution

Vitova Limited (HK)	April 2010	• Enterprise content management (ECM) provider in China

TradeBeam, Inc.	May 2010	• Provider of on-demand SaaS supply chain visibility and global trade management solutions

Information Development Consultants, Inc.	June 2010	• SaaS ERP software solution provider for the state and local government and NFP markets.

CDC Global Services Business Unit

Acquisition or Investment (1)	Date	Description

Vectra Corporation (5)	May 2007	• Information security consulting services, managed services and enterprise security solutions provider based in Australia.

Assets of PlanTec Pty. Ltd.	June 2007	• Information technology services provider in Australia

Catalyst International (3)	September 2007	• Integrated supply chain execution solutions and services

Snapdragon Consulting Pty. Ltd.	October 2007	• Information service provider based in Australia focused on Microsoft CRM.

Dynamic Business Consultants	July 2008	• Software systems integrator based in Melbourne, Australia.

CDC Games Business Unit

Acquisition or Investment (1)	Date	Description

Guangzhou Optic Communications Co., Ltd., or “Optic” (6)	July 2007	Online games company in the PRC.

(1)

In addition to the acquisitions and investments set forth above, CDC Software has made additional investments pursuant to its franchise partner program and SCIPP program as more fully set forth herein.

(2)

Prior to November 2007, CDC Corporation held 51% of Cayman First Tier, or CFT, the parent company of Industri-Matematik International Corp. In November 2007, CDC Corporation, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.

(3)	Includes the Catalyst “Enabling Technology,” or ET, and the Catalyst “Best of Breed” businesses, but excludes the Catalyst SAP business.
(4)	We acquired a 51% stake in ISL Technologies Limited.
(5)	We acquired a 59% interest in Vectra Corporation.
(6)

In March 2006, a subsidiary of China.com acquired the remaining 52% of Equity Pacific Limited, or Equity Pacific, which ultimately owns Beijing 17game Network Technology Co. Limited, or 17game, amongst other subsidiaries. 17game was transferred to CDC Games in December 2006 in connection with our internal restructuring.

We expect to continue to selectively pursue acquisitions to expand into new vertical industries, expand our product and service offerings, extend our geographic reach and grow our customer base.

Divestitures

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

CDC Corporation, with facilities in the People’s Republic of China, North America, Europe and Australia, is a global enterprise software and new media company. We were incorporated in the Cayman Islands in June 1997 as a company limited by shares under the Companies Law of the Cayman Islands.

We offer products and services to customers in Hong Kong, Taiwan, the PRC and other parts of Asia, Australia, New Zealand, North America, South America, the United Kingdom and the rest of Europe. We currently have the following reporting segments:

•

CDC Software. CDC Software is a global hybrid enterprise software provider of on-premise and cloud deployments. CDC Software offers a full suite of Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), Supply Chain Management (SCM), Manufacturing Operations Management (MOM), Human Resources (HR), Analytics, Not-for-Profit (NFP) Management, e-Commerce and other SaaS and on-premise software applications that are tightly integrated to operate smoothly across an enterprise.

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

CDC Corporation’s revenues were $388.1 million, $409.1 million and $320.1 million for the years ended December 31, 2007, 2008 and 2009, respectively. For the years ended December 31, 2007, 2008 and 2009, 54%, 51% and 48% of such revenues were generated in North America, respectively; 25%, 24% and 25% were generated in Europe, the Middle East and Africa, respectively; and 21%, 26% and 27%, were generated in the Asia Pacific region, respectively.

CDC SOFTWARE BUSINESS UNIT

Our CDC Software business unit is a global hybrid enterprise software provider of on-premise and cloud deployments. CDC Software offers a full suite of Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), Supply Chain Management (SCM), Manufacturing Operations Management (MOM), Human Resources (HR), Analytics, Not-for-Profit (NFP) Management, e-Commerce and other SaaS and on-premise software applications that are tightly integrated to operate smoothly across an enterprise. CDC Software offers its solutions to customers in select industries, which it refers to as its targeted vertical industries. Its software applications enable its customers to grow revenue and control costs by automating business processes and facilitating access to critical information.

CDC Software revenues were $239.0 million, $240.8 million, and $203.9 million for the years ended December 31, 2007, 2008 and 2009, respectively. As a percentage of total revenues, revenues from our CDC Software business unit constituted approximately 62% of total revenues in 2007, compared to 59% in 2008 and 64% in 2009.

CDC Software strives to ensure that its applications portfolio addresses the major industry-influenced technological challenges facing its customers. Companies in its targeted vertical industries generally have specific and complex business needs and often are subject to extensive regulatory requirements. We believe that the industry-specific functionality incorporated in the software applications of CDC Software addresses our customers’ specific requirements more reliably and more cost-effectively than conventional horizontal enterprise software applications.

We believe we have developed a platform, through CDC Software, that will contribute to our future growth by facilitating organic expansion, strategic acquisitions, and leveraging of cross-selling and other business opportunities with our customers. Our CDC Software platform has a unique set of attributes, including:

•	multiple complementary applications enabling end-to-end business process integration;

•	domain expertise in, and focus on, growing and under-penetrated vertical industries, which allows us to build a leading market position in those markets;

•	a team of experienced sales and marketing personnel for direct sales along with more than 1,120 resellers, distributors and franchise owners throughout the world;

•	offices and franchise partners in over 20 countries located throughout the world, which help us meet the service and support requirements of our customers worldwide;

•	research and development, or R&D, centers located in China and India that provide flexible and cost-effective R&D services;

•	considerable experience in acquiring and integrating complementary businesses and assets; and

•	operating synergies derived from its relationship with us and our affiliates.

CDC Software offers enterprise software applications that are designed to deliver industry-specific functionality. Its principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, or MOM, enterprise manufacturing intelligence, customer relationship management, or CRM, and enterprise performance management, as well as complaint management and aged care solutions;

•	Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks;

•	Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes; and

•

SaaS applications that provide enterprise solutions for the Not-For-Profit (NFP) and Non-Governmental Organizations (NGO) market, web-based association and membership management solutions, supply chain visibility and global trade management solutions, and on-demand e-Commerce platforms for retailers and brand manufacturers.

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

Conventional enterprise software applications offer broad functionality, but often must undergo time-consuming and expensive customization to meet industry-specific requirements. As a result, we believe there is significant demand for enterprise software applications that incorporate industry-specific business and regulatory compliance capabilities and that do not require extensive and costly customization. We believe that such demand is particularly strong in medium-sized enterprises and divisions of large enterprises without the resources typically required to customize conventional enterprise software applications. We also believe that the growing trend of companies shifting operations to lower cost geographies, such as China, India and Latin America, is driving a higher growth rate for ERP, SCM and CRM software applications in those regions.

Hybrid Model

In November 2009, CDC Software adopted a hybrid model of providing enterprise software solutions through on-premise and cloud deployments. The hybrid model combines CDC Software’s traditional enterprise software model, which is characterized by perpetual licensing, customization capabilities and traditional implementations, with CDC Software’s SaaS business model, which is characterized by recurring subscriptions, usage and transactional-based pricing, hosted applications, e-Learning and on-Demand, multi-tenancy architecture and virtualization infrastructure. As a result, we believe that CDC Software’s hybrid model can provide for further growth in our businesses, increases in our margins, and a more predictable revenue stream, as well as help us to improve our ability to target new market segments and further penetrate existing vertical markets.

Competitive Strengths

We believe that CDC Software is one of the few global hybrid enterprise software providers of on-premise and cloud deployments. CDC Software’s global platform provides the following competitive strengths:

CDC Software has developed a broad suite of scalable enterprise software applications. CDC Software has built a broad suite of enterprise software applications for the organizations in its targeted vertical industries, through a combination of internal development and acquisitions. These applications include ERP, SCM, manufacturing operations management, CRM and enterprise performance management. We believe that each of these applications provides the comprehensive functionality required by businesses within CDC Software’s targeted vertical industries to meet their objectives. Furthermore, CDC Software’s applications are designed to easily integrate into other enterprise applications allowing customers to avoid the time-consuming and expensive IT services necessary to integrate individual applications provided by multiple vendors. CDC Software’s enterprise software applications are also designed to enable its customers to expand their use of CDC Software’s products as their businesses grow by adding incremental hardware capacity without having to re-implement software or retrain personnel, thereby protecting customers’ original investment in CDC Software products, while providing CDC Software with additional license, maintenance and services revenue as its customers grow.

CDC Software has developed sophisticated products for its targeted vertical industries that can be implemented rapidly, configured and upgraded easily, and are intuitive to use. We believe that sophisticated buyers seek solutions that are closely tailored to their industry-specific requirements. This demand creates significant advantages for CDC Software relative to its competitors that offer generalized enterprise software applications. CDC Software’s enterprise software applications incorporate the specific functionality required by customers in its targeted vertical industries and thus can be implemented without the significant customization that is typically required for conventional enterprise software applications. This results in significant time and cost savings, particularly for medium-sized enterprises and divisions of larger enterprises that do not have large dedicated IT staffs or budgets for software customization. In addition, because CDC Software’s enterprise software applications require less customization during initial implementation, customers can adopt subsequent upgrades more easily, saving them time and money. Furthermore, because CDC Software’s applications are designed to meet industry-specific requirements and are more intuitive to use than conventional enterprise software applications end-user training requires fewer staff resources and is less expensive and time-consuming.

CDC Software has vertically specialized sales, service and support resources. In the current market environment, we believe medium-sized enterprises and divisions of larger enterprises are not only seeking tailored solutions, but also long-term business partners who understand and are familiar with the unique and evolving challenges of their industries. In order to address this need and to more effectively develop, enhance and sell CDC Software’s industry-specific solutions, CDC Software has sought to attract and retain personnel with substantial experience in the industries it targets. CDC Software’s industry experts understand its customers’ specific business concerns, resulting in what we believe is a more effective sales, service and support staff than those of CDC Software’s competitors who sell their products through a generalist sales force. Additionally, due to CDC Software’s focus on offering industry-specific solutions, we believe that CDC Software’s marketing programs are significantly more cost-effective than those of its generalist competitors.

47

CDC Software has a global sales, service and support network. CDC Software’s global customers require local sales, service and support resources. Through a combination of direct sales and partners, CDC Software has the ability to distribute its enterprise software applications globally. As of April 30, 2010, CDC Software had 120 employees engaged in sales targeting customers in North America and Europe, the Middle East and Africa complemented by 40 channel partners in such region. CDC Software has also invested significantly in sales and marketing in China as we believe demand for enterprise applications in China will be significant in the future and CDC Software’s competitors have found penetrating the market challenging. To support CDC Software’s global customer base, CDC Software has service centers located in North America, Europe and Asia that provide support on a 24/7/365 basis.

CDC Software has a global and diverse base of highly satisfied customers. CDC Software’s enterprise software applications were being used by over 8,000 companies worldwide as of May 31, 2010. During 2009, approximately 52% of CDC Software’s total revenues were generated in the Americas; approximately 39% in Europe, the Middle East and Africa; and approximately 9% in the Asia Pacific region. CDC Software’s global and diverse customer base helps ensure that it is not dependent on any single customer, industry or geographic region. CDC Software’s large global customer base also provides it with significant cross-selling opportunities for new software products as well as customer upgrades to existing products. During 2009, CDC Software derived $24.5 million, or approximately 74%, of its license revenues from existing license customers. Additionally, approximately 90% of CDC Software’s maintenance revenue was renewed in 2009 providing it with a solid base of recurring revenue, which contributes to its revenue visibility. CDC Software also leverages this high degree of customer satisfaction to support its marketing and sales programs through customer case studies, media interviews, speaking engagements and sales references to generate additional leads and sales.

CDC Software has high quality, lower cost research, development, service and support resources. CDC Software owns and operates research, development, service and support centers in Shanghai and Nanjing, China and Bangalore, India to take advantage of the large number of high quality, lower cost software engineers in those regions. As of April 30, 2010, CDC Software’s facilities in China and India employed approximately 123 and 144 development personnel, respectively, and 27 and 19 consulting personnel, respectively, representing approximately 29% and 35% of CDC Software’s global research and development personnel. This strategy has enabled CDC Software to reduce its overall cost structure as the IT labor costs in China and India are substantially lower than typical IT labor costs in the US. It has also enabled CDC Software to expand the breadth of product development and accelerate delivery schedules by dedicating additional product development personnel at significantly lower costs per employee. Unlike many of CDC Software’s competitors, CDC Software has an established history of operations in China and India and operates its own in-house development centers, rather than outsourcing to third parties. As a result, we believe CDC Software has maintained better control over product quality and development schedules and has experienced less staff turnover.

Challenges

Our CDC Software business unit is subject to numerous challenges, which are highlighted in Item 3.D., “Key Information – Risk Factors.” These risks represent challenges to the successful implementation of CDC Software’s strategy and to its growth and future profitability. Some of these challenges are:

•	its revenues fluctuate significantly from quarter to quarter, which may cause volatility in the trading price of its ADSs;

•	its future revenues depend in part on its installed customer base continuing to license additional products, renew customer support agreements and purchase additional services;

•	its strategy of developing and acquiring products for specific industry segments may not be successful;

•	it dedicates a significant amount of resources to R&D activities;

•	it has incurred losses in prior periods and may not be able to achieve or sustain profitability;

•	it is a newly incorporated company and may encounter difficulties in making the changes necessary to operate as a stand-alone company, and it may incur greater costs as a stand-alone company;

•

its ability to manage and grow the business may be harmed and we may be unable to accurately report its financial results or prevent fraud if we do not adequately maintain and evolve our financial reporting and management systems and our internal controls; and

•	we may continue to control the majority of the voting power of CDC Software’s ordinary shares.

Growth Strategy

CDC Software’s goal is to be the leading global provider of a broad suite of scalable enterprise software applications to medium-sized enterprises and divisions of large enterprises in its targeted vertical industries.

CDC Software intends to pursue the following strategies to achieve that goal:

Continue to expand and enhance its industry-specific products and expertise to strengthen its competitive advantages. In order to attract new customers and retain existing customers, CDC Software will continue to focus on offering high-quality, vertically-tailored enterprise software applications that address its customers’ specialized business, industry and regulatory requirements at an affordable cost. As a result, CDC Software intends to:

•	develop broader and deeper product functionality to address its customers’ expanding requirements;

•	develop additional geographically-specific functionality to address the increasingly local requirements of its customers and enable their expansion on a global basis;

•	attract and retain employees with business and product expertise in CDC Software’s targeted vertical industries; and

•	provide additional delivery models, such as Software-as-a-Service, or SaaS, and subscription-based hosting to address the preferences of CDC Software’s customers.

Capitalize on cross-selling opportunities into CDC Software’s installed customer base. As of May 2010, CDC Software’s enterprise software applications and services were being used by over 8,000 companies worldwide. However, because the licensing and implementation of software solutions involves a significant capital investment, many customers may not purchase all of the modules or applications CDC Software offers to optimize their business at one time. Therefore, CDC Software’s large, global customer base provides CDC Software with a significant opportunity to sell its new and existing software products, as well as upgrades for existing applications. In order to accomplish this, CDC Software’s sales force has dedicated sales and marketing personnel focused on selling to CDC Software’s installed customer base. Over time, we anticipate that software sales to CDC Software’s installed base of customers will increase as a percentage of CDC Software’s overall software license sales.

Target emerging markets for enterprise software applications. We believe that lower cost geographies, such as China, India, Latin America and Eastern Europe, represent strong growth markets for enterprise software applications as many companies continue to relocate their operations to those regions due to lower overhead and labor costs. We also believe that CDC Software’s enterprise software applications will have competitive advantages in the targeted vertical industries in these emerging markets because the software applications have been designed to support both the unique vertical industry and geographic requirements of CDC Software’s customers. CDC Software has invested significantly in developing direct and indirect distribution resources in these lower cost geographies and intends to take advantage of its specialized products and distribution resources by continuing to target opportunities in these emerging markets. In particular, we believe CDC Software is well positioned to take advantage of the experience and infrastructure of our family of companies in China.

Expand CDC Software’s in-house software development, services and support centers located in China and India. CDC Software performs an increasing amount of its software development, services, and support functions at its in-house development centers located in China and India. While CDC Software’s product development and design decisions are made in North America, the actual development work has been increasingly moved offshore. Specifically, CDC Software has established software development centers in Shanghai and Nanjing, China and Bangalore, India. This shift has enabled it to expand the breadth of product development and accelerate delivery schedules by dedicating additional product development personnel while reducing overall development costs. By establishing its own offshore development centers, we believe that CDC Software maintains better control over product quality and development schedules than its competitors that have outsourced their development work to third parties in these locations. Furthermore, CDC Software continues to add customer support personnel in these locations, which allows it to deliver 24/7/365 support to its customers at a lower cost. Lastly, CDC Software continues to grow its services teams in these locations. CDC Software utilizes its services personnel in these centers to perform incremental work for its customers and work that can be shifted offshore. This shift enables CDC Software’s local services personnel to assist its customers with higher value-added services (e.g., strategic IT planning), which frees up headcount within its customers’ own IT departments for more mission critical activities.

Selectively pursue acquisitions. CDC Software’s management team has significant experience identifying and integrating successful acquisitions. Since 2003, CDC Software has consummated eighteen acquisitions, which have extended its geographic reach, broadened and deepened its product portfolio, and contributed to its vertical expertise. In addition, CDC Software’s global administrative infrastructure, sales, service and support personnel, and lower-cost research and development resources have enabled it to substantially eliminate redundant costs at its acquired companies. In order to continue to expand CDC Software’s geographic reach, product depth and breadth, and vertical expertise and leverage its global platform, CDC Software intends to continue to selectively pursue acquisitions.

Expand into new vertical industries. CDC Software has been successful by focusing on its targeted vertical industries. CDC Software intends to expand into new vertical industries where it believes it can establish a competitive advantage. CDC Software may pursue such expansion either through strategic acquisitions or through internal product development. It expects to target new vertical industries that have characteristics similar to its existing vertical industries, such as those characterized by complex customer and partner relationships, intricate regulatory requirements and sophisticated processes and procedures.

Software as a Service (SaaS)

We believe that today’s organizations are under increasing pressure to reduce IT costs while still selecting the best possible software to support their business processes and that “Software as a Service” (SaaS) applications enable companies to reduce up-front investment and ongoing maintenance and support costs for their software.

CDC Software’s SaaS solutions offers best-of-breed software for e-Commerce, marketing automation and lead management, and membership management, with limited capital investment, rapid implementation, and minimal cost to maintain or manage the system, which saves customers time, labor, and money.

Enterprise Software Applications and Services

CDC Software’s broad suite of enterprise software applications enables its customers to improve efficiency and profitability through company-wide integration of business and technical information across organizational boundaries and multiple departments, such as finance, general manufacturing, logistics, human resources, marketing, sales and customer service. CDC Software complements its products with a range of professional services that promote a lower total cost of ownership and faster return on investment.

CDC Software’s enterprise software applications include the following:

Enterprise Resource Planning. CDC Software’s ERP products enable customers to gain greater control and visibility needed throughout their operations to improve profitability and fulfill customer demand. For companies that produce and package products through recipe and formula-based processes, ERP solutions enable process manufacturers to better manage manufacturing operations with dynamic forecasting and scheduling, formula-based production and yield management, quality control, inventory management, complex product costing, and streamlined regulatory compliance.

Supply Chain Management. CDC Software’s SCM products better enable process manufacturers to plan and forecast proactively, optimize production schedules, minimize inventory investments, and streamline distribution operations. CDC Software also offers SCM products for distribution-intensive companies that support demand-driven fulfillment in multi-company, multi-site, multi-channel environments, such as for retailers (grocery stores, specialty goods and direct merchant retailers), wholesalers (pharmaceutical and over-the-counter drug distributors) and consumer goods manufacturers, which have high volumes of order transactions and fast-moving products.

Manufacturing Operations Management. CDC Software’s manufacturing operations applications are designed to help companies optimize the efficiency and effectiveness of their factories. These applications are integrated with and complement CDC Software’s ERP and SCM products, and also fill the manufacturing operations void in ERP, SCM and manufacturing execution systems from CDC Software’s competitors. CDC Software’s manufacturing operations applications combine factory scheduling with real-time performance management and business intelligence to enable continuous improvement, optimization of operational resources and change management for manufacturing operators, engineers, technicians and management personnel.

Customer Relationship Management. CDC Software’s CRM products are designed to improve its customers’ ability to establish and maintain profitable long-term business relationships with their customers by integrating information from the entire enterprise and increasing efficiencies within the sales, marketing and service functions to create one unified business network connecting employees, partners and customers.

Enterprise Complaint Management (ECM). CDC Software’s ECM applications are designed to better equip organizations to capture and process customer complaints and feedback and use this information to deliver cost reductions, increased efficiencies, improved customer satisfaction and increased profitability. These applications enable companies to improve customer satisfaction and advocacy, drive business improvements and competitive advantage as well as provide the ability to help address regulatory compliance requirements.

Human Resource Payroll (HRP). CDC Software’s HRP solutions, which are currently only offered in China, focus on automating processes to enable an organization to improve business results and increase workforce performance by leveraging technology and applications to manage and mobilize a unified, global workforce. CDC Software’s HRP solutions are designed to streamline the human resource management process, increase work efficiency, and support strategic decision-making. CDC Software’s customers are able to automate routine daily tasks such as payroll processing, attendance, and benefits tracking, giving them more time and information to implement strategies that align the workforce with their organization’s strategic goals.

Business Analytics (BA). CDC Software’s BA applications are designed to empower organizations with convenient access to information, reporting and analysis capabilities, and budget and planning systems. These tools give customers the ability to convert large volumes of data collected and stored by the business into meaningful and multi-dimensional reports and analyses for use in decision-making. These applications are sold as complementary applications to CDC Software’s ERP, SCM, CRM and manufacturing operations solutions.

Enterprise Association Management Nonprofit. CDC gomembers NFP and NGO are comprehensive software and technology solutions designed to meet the needs of member-based organizations and the meetings and convention industries. CDC gomembers NFP and NGO software and technology solutions, developed on the Microsoft .NET Framework, help customers automate a number of enterprise planning, member relationship management, transaction processing, and member-to-member communications functions using a single platform with seamless inter-processing of data across all applications. These solutions help improve operating efficiency, enhance services offered to members, and enable interaction with and between members.

CDC e-Commerce. The CDC e-Commerce platform for retailers and manufacturers helps them effectively sell products through multiple online sales channels and across international boundaries. The platform powers more than 150 e-Commerce sites in 10 countries. CDC e-Commerce provides its client base with a unique combination of technology and professional services, allowing these organizations to effectively outsource core elements of their e-Commerce operations. The CDC e-Commerce system facilitates each element of the online sales cycle and includes functionality in catalogue and inventory management to help ensure effective product management, advanced merchandising, analytical tools and SEO (search engine optimization) friendly URLs. In addition, CDC e-Commerce offers an on demand auction platform that provides multiple selling formats (English, Dutch auctions, and fixed price), co-registration, customized category development, homepage merchandising, currency converter with real-time quotes, shipping calculator and AVS fraud protection.

CDC TradeBeam. CDC TradeBeam offers on demand solutions that streamline global trading for enterprises and their partners. CDC TradeBeam’s integrated solution provides import and export compliance and visibility including inventory management, shipment tracking, and supply chain event management, as well as global trade finance solutions such as open account and letter of credit management.

The following table sets forth the core components of CDC Software’s various solutions described above:

ERP	SCM	Manufacturing Operations Management	CRM	ECM	HRP (China)	BA	Enterprise Association Management Nonprofit	e- Commerce

•   Financial
 Management

•   Manufacturing
 Management

•   Quality
 Management

•   Track and
 Trace

•   Regulatory
 Compliance

•   Materials
 Management

•   Inventory
 Control

•   Maintenance
 Management

•   Business
 Analytics

•   Data
 Collection

•   Supply Chain
 Planning

•   Supplier
 Management

•   Demand
 Planning

•   Replenishment
 Planning

•   Vendor
 Managed
 Inventory

•   Sales and
 Operations  Planning

•   Production
 Scheduling

•   Radio
 Frequency  Identification  Planning

•   Warehouse
 Management

•   Transportation
 Management

•   Execution

•   Business
 Analytics

•   Global Trade
 Management

		• Factory Scheduling • Real-Time Performance Management • Business Analytics • Enterprise Manufacturing Intelligence • Continuous Improvement • Enterprise Maintenance Management • Quality Control	• Sales • Marketing • Service • Partner Management • Business Analytics • Mobile CRM • Complaint and Feedback Management • Add-On Products to Microsoft Dynamics CRM	• Complaint Management and Escalation • Feedback Management • Business Analytics	• Human Resources • Payroll Administration • Attendance Tracking • Employee Self-Service • Benefits Management	• Reporting • Analysis • Budget • Planning	• ERP • CRM • Transactional Processing • Reporting Services • Business Intelligence and Analytics	• On Demand Platform • Online Auction Platform • Order Management • Online Merchandise Management • Search Engine Optimization • Online Catalog Management • Business Intelligence

CDC Software’s diverse portfolio of sophisticated enterprise software applications is targeted at medium-sized enterprises and divisions of larger enterprises in a targeted set of vertical industries. The following chart summarizes CDC Software’s current vertically focused products:

Industry Specialization	ERP	SCM	Manufacturing Operations Management	CRM	ECM	HRM (China)	BA	Enterprise Non-profit	e-Commerce
Food and beverage	X	X	X	X	X	X	X
Consumer products	X	X	X	X		X	X
Pharmaceutical and biotechnology	X	X	X	X	X	X	X
Financial services				X	X	X	X		X
Energy	X			X	X
Insurance				X	X
Chemicals	X	X	X	X		X	X
Metals and natural products	X	X	X	X		X	X
General manufacturing	X	X		X	X	X	X		X
Logistic services		X		X
Spare parts distribution		X		X
Wholesale distribution		X		X
Retail operations		X		X					X
Healthcare				X	X	X	X
Non-profit								X
Public sector					X			X

CDC Software’s targeted vertical industries typically have specific and often complex business, industry and/or regulatory requirements that generalist vendors are often unable to satisfy without time consuming and expensive customization. Some of the ways by which CDC Software’s industry-specific solutions can help its customers are shown below:

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

•   Optimize value of capital investments in production equipment and warehouse capacity

Selected Targeted Vertical Industry	CDC Software Industry-Specific Benefits
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

Logistic services

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

Wholesale distribution

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

•   Improve data quality and management visibility

•   Improve the profit potential of each client

•   Coordinate services more consistently and effectively across all departments

•   Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Non Profit/Public Sector

•   Enhance constituent or citizen communication

•   Increase leads through tracking and monitoring of constituent marketing campaigns

•   Help constituent and citizen organizations deliver quality services

•   Comply with complexities of fund accounting

•   Help organizations budget and control expenditures and revenue for multi-tier organizations as well as for grants, programs and projects spanning multiple fiscal years

Maintenance and Support

CDC Software seeks to ensure that its customers are able to quickly and easily resolve issues related to its enterprise software applications. CDC Software provides global customer support on a 24/7/365 basis through a variety of channels, including web-based support, e-mail, telephone support, technical publications and product support guides. Customer support works closely with CDC Software’s internal support teams to assist customers with their use of CDC Software solutions. Generally, CDC Software’s customer support is provided under the maintenance provisions in CDC Software’s license agreements for an annual fee, which is based on a percentage of the software license fees. Customers are typically required to purchase customer support for at least one year when they enter into a license agreement. Standard maintenance agreements generally entitle a customer to certain product upgrades and product enhancements, as well as access to CDC Software’s support staff. In addition to standard support, CDC Software continues to expand its offerings to include remote services and extended technical support.

Professional Services

CDC Software offers professional services to customers to enable them to get the most out of CDC Software’s enterprise software applications. These services are principally offered on a time and materials basis as well as on a fixed fee basis and include:

•

Software Implementation Services. CDC Software’s professional services team works with CDC Software’s customers, third-party resellers and systems integrators to implement CDC Software’s software. The experienced professional services team includes professionals who have a deep understanding of the technical and regulatory requirements of customers in CDC Software’s targeted verticals and help CDC Software’s customers meet their specific needs by aiding in the effective implementation of CDC Software’s products. The majority of CDC Software’s implementation services relate to implementing and configuring its software, but CDC Software also offers advanced interface configuration and data migration services when required. When CDC Software sells software services directly to its customers it offers these services at a fixed price for a fixed scope of work.

•

Education Services. CDC Software seeks to ensure that its customers effectively adopt and use their enterprise software applications by delivering education and training services that fit each customer’s business needs. Education services are offered to customers as standard or customized classes at CDC Software’s education facilities or at the customer’s location.

Sales and Marketing

CDC Software sells its products and services through a variety of methods, including its direct sales force, its channel partners and distributors, and, for certain products, through its websites. CDC Software’s direct sales force is organized by targeted vertical industry and is primarily concentrated in the United States and Western Europe. As of December 31, 2009, CDC Software had 164 employees engaged in direct sales.

In addition to CDC Software’s direct sales force, CDC Software sells its products through a global network of partners and distributors. These partners include value-added resellers, original equipment manufacturers, consulting and professional services companies, progressive product development organizations, and regional consulting and sales agents that meet certain criteria. CDC Software’s partners and distributors pay CDC Software royalties on the sales of products and maintenance services. As of December 31, 2009, CDC Software had approximately 1,120 resellers, distributors and franchise owners, principally located outside the United States, that resell and distribute CDC Software’s enterprise software products. In addition, CDC Software sells add-on products, solutions and tools for the Microsoft Dynamics CRM platform both directly through an online store and through more than 1,120 authorized reseller partners worldwide.

In support of CDC Software’s sales force, partners and distributors, CDC Software conducts a variety of marketing programs, including telemarketing, direct mailings, online and print advertising, seminars, trade shows, public relations and on-going customer communications. CDC Software is engaged in a significant marketing effort using online channels including web-based seminars, online newsletters, and electronic direct mail. Additionally, CDC Software participates in industry, customer and analyst events and holds local events to better meet the needs of prospects, partners, distributors and customers around the world. CDC Software also holds an annual global users conference as a forum to bring together users of its products to present upcoming products and releases, share success stories and best practices and obtain feedback from its customer base on the quality of its products and services, as well as ideas for improvements and future upgrades.

CDC Software also conducts communications programs to establish and maintain relationships with key trade press and industry analysts. CDC Software has customer marketing teams targeted at working directly with CDC Software’s customers to obtain feedback and to track ongoing customer success stories. CDC Software also holds joint web events with marketing partners and others, co-author business papers, and creates and publishes other materials that are of value to its customers and partners when making a decision to purchase one of its products.

Franchise Partner Program

CDC Software has established a Franchise Partner Program, or FPP, and has allocated an aggregate of $20.0 million for investment in channel partners to establish strategic relationships to accelerate mutual business expansion. CDC Software selects participating partners in high-growth geographies including Eastern Europe, the Middle East, Latin America, India and China. For participation in the FPP, CDC Software seeks partners with long-standing, successful track records in ERP, SCM and CRM. As of December 31, 2009, CDC Software has invested a total of $0.7 million in investments and another $0.8 million in loans into six partners on a global basis. Those franchise partners include:

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

Strategic Cloud Investment Partner Program (SCIPP)

In April 2010, CDC Software established its Strategic Cloud Investment Partner Program, or SCIPP, pursuant to which it plans to make minority investments in, and form strategic reselling partnerships with, companies offering cloud-based or point solutions which CDC Software believes complement its enterprise solutions portfolio. Under SCIPP, CDC Software plans to make investments of up to $3 million in each partner, which may be structured as a capital investment, convertible note or a combination of the foregoing.

eBizNET Solutions, Inc. In May 2010, CDC Software completed the first and second stages of its planned investment in eBizNET Solutions Inc., or eBizNET, a leading provider of software-as-a-service (SaaS) supply chain execution solutions. eBizNET offers an integrated suite of on-demand SaaS Supply Chain Execution (SCE) solutions including warehouse management, transportation management, yard management, port and cargo terminal management, activity based billing and costing, and reverse logistics. Upon completion of the first stage of CDC Software’s investment in eBizNET, CDC Software entered into a subscription agreement whereby it provided a loan to eBizNET in the amount of $0.5 million. Upon the achievement of certain milestones, CDC Software provided an additional loan in the amount of $0.5 million. The loans are intended for working capital purposes and to accelerate business expansion. At CDC Software’s option, it may provide up to an additional $1.0 million in loans. The loan is convertible at CDC Software’s option, following the closing of the next venture capital financing completed by eBizNET Solutions Inc.

Marketbright, Inc. In May 2010, CDC Software completed the first tranche of its investment in Marketbright, Inc., an on-demand software-as-a-service (SaaS) marketing automation company. Marketbright delivers the leading SaaS marketing automation solution, enabling more than 20,000 users at companies to make contact, manage leads and convert prospects to customers. Upon completion of the first tranche of CDC Software’s investment in Marketbright, Inc., CDC Software acquired 1,764,705 shares of Series B Preferred Stock of Marketbright, Inc. for $0.9 million. The Series B Preferred Stock Purchase Agreement provides that in the event the milestones to be agreed upon between Marketbright, Inc. and CDC Software are achieved, CDC Software will acquire an additional 1,764,705 shares of Series B Preferred Stock for an additional $0.9 million.

Product Development

To meet the increasingly sophisticated needs of CDC Software’s customers in the targeted vertical industries and address potential new markets, CDC Software strives to invest in, and enhance the functionality of, its existing product offerings and related services and develop new product solutions. During 2008 and 2009, CDC Software spent $25.9 million and $18.0 million, respectively, on research and development activities.

CDC Software’s development process involves a system in which it obtains product input from a variety of sources, including product and design forums, specialty industry groups, market trends, changes in industry and regulatory requirements and customer surveys. The input is conveyed through internal product boards, made up of technical, sales and marketing personnel that provide advice to the product manager who then produces a product plan. Generally, under the product plans, specific major new releases are made every 12 to 18 months, with minor product releases on a six-month basis.

Under CDC Software’s product development model, decisions regarding the direction of its product lines are made in North America, with the actual development work being increasingly moved off-shore, principally in China and India. CDC Software has established a software development center in Shanghai, China to develop its enterprise and departmental solutions for process manufacturers and a software development center in Bangalore, India to develop its vertical CRM products, both of which have achieved Microsoft Gold Certification.

CDC Software’s management team in China has substantial industry experience. Executives in leadership roles in China have an average of approximately 16 years of technology industry experience each inside and outside of China. Furthermore, CDC Software has an established history of operations in China, and as such, has developed strong government relationships. Shanghai is CDC Software’s key development center in China today, but CDC Software has also established a center in Nanjing since Nanjing offers lower operating costs than Shanghai, providing CDC Software with an ability to maintain a low cost structure in China. CDC Software also has a partnership with one of China’s leading universities, the Nanjing University, to ensure CDC Software can hire top talent as needed. More than 200,000 students graduate from Nanjing’s universities each year. Nanjing’s total operating costs are lower than Shanghai’s. CDC Software’s management team in India also has substantial industry experience, with executives in leadership roles in India having an average of approximately 14 years of technology industry experience each inside and outside of India. CDC Software’s presence in India allows it to take advantage of the well-educated, highly skilled workforce available in that region at reasonable operating costs.

As of December 31, 2009, CDC Software’s software development centers in China and India employed approximately 123 and 144 development personnel and 27 and 19 consulting personnel, respectively. This shift of development capabilities to CDC Software’s offshore facilities has enabled it to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By managing its own internal development centers, rather than outsourcing to third parties (as is frequently practiced in the software industry) we believe CDC Software has maintained better control over product quality and development schedules.

CDC Software now has approximately 29% of its global R&D organization in China and intends to increase that percentage over time. This strategy is intended to further reduce CDC Software’s overall cost structure as China’s IT labor costs are lower than typical IT labor costs in the US and India. CDC Software has experienced only modest salary increases in China relative to other regions, such as India. Turnover rates have also been relatively low in China.

One of CDC Software’s acquisition advantages is its ability to migrate R&D efforts to its China and India operations. CDC Software’s acquired companies typically have an R&D spend as a percentage of revenue above the CDC Software corporate average. CDC Software is able to leverage its offshore capabilities to lower that spend level, or accelerate development schedules, in a short period of time after completing acquisitions.

Intellectual Property

CDC Software regards the protection of its trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights as crucial to its success. CDC Software relies on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect its proprietary information and technology. In addition to the protection generally available to unregistered trademarks under the laws of many jurisdictions, CDC Software also protects its trademarks through registration primarily in the United States and Canada, although it does seek such protection elsewhere in selected key markets. Protection may not be available in every country in which its intellectual property and technology is used. As part of its confidentiality procedures, CDC Software has policies of entering into non-disclosure and confidentiality agreements with its employees, consultants, corporate alliance members, customers and prospective customers. CDC Software also enters into license agreements with respect to its technology, documentation and other proprietary information. These licenses are nonexclusive and generally perpetual. CDC Software also provides for source code escrow arrangements under some of its license agreements. See Item 3.D., “Key Information – Risk Factors – Risks Relating to Our Intellectual Property, Personnel, Technology and Network.”

CDC Software currently sub-licenses and distributes the intellectual property and technology of third parties. As it continues to develop intellectual property and introduce new products and services that require new technology, CDC Software anticipates that it may need to obtain licenses for additional third-party technology.

Obligations under CDC Software’s credit facility with Wells Fargo Capital Finance are secured by a first priority security interest in all of the assets of Ross Systems; CDC Software Corporation; CDC Software, Inc.; and Pivotal Corporation, including without limitation, all accounts, equipment, inventory, chattel paper, records, intangibles, deposit accounts and cash and cash equivalents, with the exception of certain intellectual property.

Acquisitions

CDC Software’s business has been built in large part through strategic acquisitions and investments. A summary of the strategic acquisitions and investments related to our CDC Software business unit that have been completed since January 1, 2007 is set forth herein under Item 4.A., “Information on the Company – History and Development of the Company – Acquisitions.”

Competition

The enterprise software industry is very competitive and subject to rapid technological change. A number of companies offer products that are similar to CDC Software’s products and target the same vertical industries as CDC Software. Some of CDC Software’s potential competitors may have significantly greater financial, technical, marketing and other resources than CDC Software does and may be able to devote greater resources to the development, promotion, sale and support of their products. In addition to competing with the internal IT departments of its customers with their own legacy and homegrown systems, CDC Software’s major competitors in each of its targeted vertical industries include:

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

In addition, CDC Software’s major competitors in the Hybrid/SaaS industry include: Ariba, Concur Tech, Intuit, Netsuite, RightNow, Salesforce.com, Blackboard, Unica and Art Tech Group.

CDC Corporation’s Relationship with CDC Software

CDC Software was incorporated in March 2009 as an exempted company with limited liability under the Companies Law of the Cayman Islands as a wholly owned subsidiary of CDC Software International to operate the enterprise software applications business of CDC Corporation in the Americas, Europe, Middle East, Africa and Asia. As of May 31, 2010, CDC Corporation indirectly owned ordinary shares representing 98.2% of the combined voting power of CDC Software’s outstanding shares and 84.6% of the economic interest in CDC Software’s outstanding ordinary shares.

CDC Software is comprised of the CDC Software segment of CDC Corporation. In May 2006, CDC Corporation established CDC Software International and contributed certain of the assets of our CDC Software segment to CDC Software International. Before the completion of CDC Software’s initial public offering, CDC Corporation caused CDC Software International to transfer the shares of those subsidiaries through which CDC Software conducts its business to CDC Software. Such transfer included all of the issued and outstanding shares of several of CDC Software International’s operating subsidiaries, including each of Ross Systems, Inc., or Ross Systems; Pivotal Corporation, or Pivotal; Saratoga Systems, Inc., or Saratoga; Industri-Matematik International Corp., or IMI; Respond Group Limited, or Respond; MVI Holdings Limited, or MVI; c360 Solutions, Inc., or c360; and portions of Catalyst International, Inc., or Catalyst.

We indirectly owned all of CDC Software’s shares prior to its initial public offering in August 2009. We continue to control CDC Software’s business operations through our shareholdings of more than 50% of CDC Software’s total voting power. As such, CDC Software is a “controlled corporation” within the meaning of the NASDAQ Marketplace Rules, and is exempt from NASDAQ’s corporate governance Rule 5605(b). This means that a majority of CDC Software’s board of directors does not need to be comprised of “independent directors” as defined by NASDAQ, and its compensation committee and nominating committee do not need to be comprised solely of “independent directors” as defined by NASDAQ Marketplace Rules.

We continue to leverage our relationship with CDC Software and its affiliates by, among other things, entering into a Trademark License Agreement with CDC Software upon consummation of its initial public offering pursuant to which we and CDC Software license the use of various trademarks of the other. Under the agreement CDC Software licenses the “CDC” name and logo, on a non-exclusive basis, from us and we license certain of our and our subsidiaries’ trademarks, including “The Customer Driven Company,” and the logos for “Pivotal,” “Respond,” “Ross Systems” and others, on a non-exclusive basis, from CDC Software. No royalty is payable by either party until the earlier of five years after the consummation of CDC Software’s initial public offering in August 2009 or we cease to own at least 50% of the total voting power of CDC Software’s ordinary shares, upon which each party shall pay the other an annual royalty in arrears of $10,000 during the term of the Trademark License Agreement. If we cease to own indirectly at least 50% of the total voting power of CDC Software’s ordinary shares, each party has the right to terminate the Trademark License Agreement, subject to a six month notice period.

We also entered into a Services Agreement with CDC Software upon consummation of its initial public offering pursuant to which we and CDC Software we are obligated to provide certain services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. We also provide certain additional services relating to strategic business consulting services, software implementation services, software operational support services, and customer education and training services to CDC Software at a price equal to the costs incurred by us or our subsidiaries to provide these services plus an additional gross margin of 25%. CDC Software is required to first offer us the right to provide these additional services; however, in the event that we choose not to exercise such right, CDC Software is entitled to contract with a third party for these services in order to fulfill its obligations to its customers. In addition, we expect to continue to pursue cross-selling and other sales and marketing-related initiatives between our Global Services Group and CDC Software.

CDC GLOBAL SERVICES BUSINESS UNIT

CDC Global Services provides a comprehensive portfolio of implementation services for enterprise applications including ERP, CRM and SCM, managed services for IT applications, IT infrastructure, help desk operations, IT staffing and consulting, Project Management and business process outsourcing. Specific application and technology expertise covers offerings for Oracle (Oracle enterprise applications, JD Edwards, Fusion, and database), SAP (SAP, mySAP, eWM / WM), and Microsoft (the technology stack and Dynamics applications).

These services are offered on a regional, national and global basis. In order to provide more cost-effective services while maintaining a high quality of service, our Global Services Group utilizes both locally based professional services staff who can interact with a customer’s staff on-site, as well as “off-shore” professional services staff typically located in our worldwide development centers, including high-tech facilities in India (Bangalore, Mumbai, and Pune) and China (Shanghai, Shenzhen and Nanjing). Our personalized customer service, delivered through our on-site help desk operations, ensures customer satisfaction in a cost effective manner.

CDC Global Services also provides many of the same business optimization services offered by CDC Software to customers that do not use our enterprise software applications. CDC Global Services business assists customers to achieve the highest value for their IT expenditures by providing our customers with more value-added services than offered by our CDC Software business.

CDC Global Services differentiates itself in the marketplace through the depth and breadth of our expertise and the efficiency of our global onshore/offshore delivery model. In addition, our customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact.

We provide services across a very wide range of verticals including financial services, telecommunications, public sector, utilities, chemical, insurance, and life sciences. Notable customers include Sanofi-Aventis, Pfizer, Becton Dickinson, 3M Health Information Systems, Comcast, Dow Corning, AirGas, Emerson Power, Aetna, 3i Infotech, Sterling Chemicals, PacifiCorp, Bonneville Power Authority Pepco Holdings, and Opera Solutions.

CDC Global Services revenues were $75.1 million for the year ended December 31, 2009, compared to $109.7 million for the year ended December 31, 2008 and $103.2 million for the year ended December 31, 2007. As a percentage of total revenues, revenues from CDC Global Services constituted 23.5% of total revenues in 2009, compared to 26.8% in 2008 and 26.6% in 2007.

In April 2010, CDC Global Services announced the appointment of Chung Kiu Wong as its chief executive officer. Dr. Wong replaced Peter Yip as CEO of CDC Global Services. Dr. Wong, who has served on the boards of directors of

CDC Software International since 2007 and CDC Software Corporation since 2009, has more than 30 years’ experience in the technology industry in the U.S. and China. Most recently, he was founder and managing principal of Hong Kong-based iASPEC, a group of companies that provide information technology consulting services, software products and services in Hong Kong, mainland China and North America.

Under the Services Agreement between CDC Corporation and CDC Software Corporation, each party provides services to the other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. Pursuant to an addendum to the Services Agreement executed in May 2010, CDC Global Services will be providing certain additional services relating to strategic business consulting services, software implementation services, software operational support services, and customer education and training services to CDC Software on behalf of CDC Corporation at a price equal to the costs incurred by us to provide these services plus an additional gross margin of 25%. CDC Software is required to first offer us the right to provide these additional services; however, in the event that we choose not to exercise such right, CDC Software is entitled to contract with a third party for these services in order to fulfill its obligations to its customers.

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

Competition

CDC Global Services operates in a variety of competitive markets from regional to national to global providing products and services targeted to specific customer and vertical market requirements. The range of services provided by CDCGS covers the spectrum from strategy through implementation and outsourcing. The competition includes niche and regional services providers such as InfoLogix, Seal, Peak Technologies, PC Helps, Mid Atlantic Consulting, Nortec, Miles Technologies up to the global integrated competitors such as IBM, Accenture, Deloitte, Wipro, TCS, Cognizant, Fujitsu, Atos Origin etc. Depending on the requirements of each customer, CDCGS can craft a comprehensive competitive solution employing its Global Services Delivery Model.

CDC Global Services Strategic Partnerships, Agreements and Investments

CDC Global Services has consummated a number of strategic partnerships to provide software and services which leverage the full range of services provided by CDC Global Services. These partnerships provide additional revenue opportunities as well as additional sales channels to expand the scope and scale of CDC Global Services’ service offerings.

Supply Chain Technologies (SCT). In July 2008, CDC Global Services and SCT formed a strategic partnership to offer a supplemental software product to SAP ERP customers. This software product satisfied a white space deficiency in the base SAP functionality and provides supplemental sales of software, software maintenance and implementation services leveraging CDC Global Services’ SAP consulting services practice.

ChangeBASE Limited (ChangeBASE). In March of 2010, CDC Global Services signed an a Solutions Partner Provider Agreement with ChangeBASE that enables CDC Global Services to resell the ChangeBASE software products used in remediation for Windows 7 upgrade projects. The software product is sold in conjunction with the full range of Microsoft infrastructure and desktop services provided by CDC Global Services.

Giva. In January 2010 CDC Global Services signed a Partnering Agreement with Giva, Inc., a hosted customer service help desk and call center software provider, to provide a hosted solution for managed services customers. This service offering provides CDC Global Services with additional sales channels for its full spectrum of service offerings.

CDC GAMES BUSINESS UNIT

Overview

Our CDC Games segment is a publisher and operator of online games in China.

CDC Games revenues were $28.9 million for the year ended December 31, 2009, compared to $44.9 million for the year ended December 31, 2008 and $33.6 million for the year ended December 31, 2007. As a percentage of total revenues, revenues from CDC Games constituted 9.0% of total revenues in 2009, compared to 11.0% in 2008 and 8.7% in 2007.

During the year ended December 31, 2009 and prior to such time, all of CDC Games revenues were derived from China.

Current Games

We currently offer MMORPGs, which are online games that allow thousands of users to interact with one another in a persistent-state virtual world. In addition to MMORPGs, we plan to offer casual games in genres such as martial arts, action and sports. Currently, all of our online games are offered only in China.

Although we cannot assure you that these games will be launched on this timetable or at all, the following table sets forth certain information regarding games we currently offer or plan to launch in the remainder of 2010:

Game	Type	Description	Business Model	Date or Expected Date of Commercial Launch
Yulgang	MMORPG	Fantasy/Martial Arts	Free-to-Play	July 2005 (version 4.0 launched in January 2010)

Special Force	MMORPG	First-Person Shooter	Free-to-Play	June 2007

Shaiya	MMORPG	Fantasy	Free-to-Play	December 2006

EVE Online	MMORPG	Space Strategy	Time-Based	August 2006

Digimon	MMORPG	Fantasy	Free-to-Play	September 2008

East Fantasy	MMORPG	Fantasy	Free-to-Play	April 2010

RU Online	MMORPG	Fantasy	Free-to-Play	Second Half 2010

Lord of the Rings Online: Shadows of Angmar	MMORPG	Fantasy	Time-Based	Second Half 2010

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

In January 2010, we launched Yulgang version 4.0, which offers gamers significantly enhanced abilities and content including new maps and costumes. This has led to marked improvements in user count and revenue. Our license with Mgame Corporation has been extended until March 2011.

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

The latest update of Shaiya was released in October 2009, and we are scheduled to launch a new version of this game in June 2010.

In November 2009, the license to operate Shaiya was transferred to Beijing Hulian Jingwei Technology Development, Co., Ltd., one of our subsidiaries, for a term of one year.

EVE Online

In July 2006, Optic commercially launched EVE Online, a next generation MMORPG licensed from CCP set in outer space in which gamers utilize business acumen and combat strategies as well as a diverse array of sophisticated equipment, spaceships and social interfaces to complete missions and conquer galaxies. In June 2010, the Company released the Wormhole expansion pack that features significant improvements in the graphics for numerous weapons and equipment as well as redesign of stargates. According to the license agreement signed between the parties, the operation shall be expired in July 2011.

East Fantasy

In April 2010, Beijing Hulian Jingwei commercially launched East Fantasy, a “free-to-play” game licensed from a local developer BL Interactive Net Co. Ltd., Chengdu with a term of three years. East Fantasy is a cartoon type 3D massive multiplayer online action role playing game featuring a humorous storyline, six characters, and voiceovers from prominent voiceover actors who also provide voices for well known anime characters like Naruto, a popular Japanese manga series.

Discontinued Games

In May 2009, we discontinued offering Legend of MIR III, a 2D, fantasy MMORPG licensed from WeMade Entertainment Corporation.

In November 2009, we discontinued offering Lunia Online, a 2D/3D MMORPG with attractive animation based on Japanese comics with an emphasis on arcade action.

Online Game Planned for 2010

Lord of the Rings Online: Shadows of Angmar

A MMORPG licensed from Turbine, Inc. based on the Lord of the Rings trilogy, Lord of the Rings Online: Shadows of Angmar has been commercially launched in the United States and Europe. The game is targeted at hardcore gamers who are fans of the Lord of the Rings movie series and players of western-style games. The game will provide users with a rich content world, with several races and classes of characters to choose from, highly sophisticated DX10 graphics not seen before in China in online games, unique monster play, and housing and trait systems. We plan to release Lord of the Rings Online in China in the second half of 2010.

Content Sources

Game Licensing

We obtained the rights to our current online games through licensing agreements with our development partners. We continue to develop and strengthen relationships with developers and other content owners, particularly in China, in an effort to secure licensing rights to a wide variety of online games. Licensing costs generally consist of an upfront licensing fee, which we typically pay in several installments, and ongoing royalty payments based on a percentage of our revenues from the licensed game. Each license provides us with the exclusive right to operate an online game in China for a specified period of time. Our game licenses generally require the licensors to provide us, on a timely basis without additional charge, regular updates, enhancements and improvements for the licensed game. Some of our licenses also provide us with the first option and first right of refusal for sequels. The majority of our game licenses also require the developer to provide us with training and technical support.

Our licensors provide us with online game rights, and our suppliers provide us with bandwidth, servers and printing services, among other items. Our largest licensor for 2009 was Mgame Corporation, the licensor of Yulgang, which represented approximately 19% of our combined licensor/supplier purchases during 2009, primarily due to royalties paid to Mgame Corporation for Yulgang.

Our five largest combined licensors/suppliers for 2009 represented approximately 30% of our purchases during 2009. Purchases mainly include bandwidth leasing and server custody arrangements, content licensing and fixed asset purchases.

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

In October of 2007, Mgame unilaterally announced that they terminated their agreements with CDC Games, alleging breach of contract for non-payment. In October 2007, we filed two lawsuits against Mgame.

In March 2008, we settled our dispute with Mgame by entering into an Amended and Restated Exclusive Game License Agreement and Settlement Agreement. Under these settlement agreements, CDC Games received exclusive distribution rights to Yulgang in China until March 2010 with an option to extend for an additional year, which we have exercised. Since the settlement of our disputes with Mgame, we have launched several new versions of Yulgang.

In April 2008, we announced that we commercially launched Yulgang version 2.0, a significant content update for that game. In March 2009, we launched Yulgang version 3.0, which offered gamers significantly enhanced abilities and content including new maps and costumes, and in January 2010 we launched Yulgang version 4.0.

Revenues from Yulgang have continued to recover since the settlement of our disputes with Mgame and the recent release of Yulgang 4.0, but have not reached the levels we experienced before our dispute arose.

Other Licensors and Developers

In addition to our license agreement with Mgame for Yulgang, to date, we have obtained our content through licensing arrangements with developers and other third parties. We have entered into license agreements with each of Dragonfly GF Co., Ltd., Sonokong and CCP for Special Force, Shaiya and EVE Online, respectively.

We also monitor the markets to identify and source new online games, particularly the markets in China, South Korea and the United States. The cost of licensing games from developers generally consists of an upfront licensing fee, which we generally pay in installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing royalties for games which have been licensed range from 20% to 29% of total sales before distributor discount. Each of these licenses provides us with the exclusive right to operate the game in Mainland China.

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

Pricing, Payment and Distribution

Pricing

We have adopted two different business models for our games: free-to-play and time-based. For most of our existing online games, including Yulgang and Special Force, we use a free-to-play business model. Under this business model, users do not pay for playing time, but rather pay for in-game merchandise, such as weapons, armor, uniforms and magical powers, which we believe personalize and enhance the game experience for users. The virtual items can be generally categorized as experience game points that a user may use to purchase online gaming experience for a game character for a certain period of time to enhance performance; skill-focused items to enhance the fighting or other gaming skills for a game character; equipment, such as armor and weapons; and personality-based items, such as clothing and trinkets which personalize the appearance of a game character. This business model has been successfully implemented in China and South Korea, and we believe Yulgang was one of the first large-scale MMORPGs in China to adopt this model.

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

Payment

While most of our games are free to play, in order to purchase virtual merchandise for the game, users must purchase pre-paid points which are sold in both physical card form or can be purchased electronically online and through mobile sales partners. Each pre-paid card purchased in physical form or electronically, contains a unique access code and password that enables users to add value to their account for our online games. As users purchase virtual merchandise in the gaming world, charges are deducted against the value in their account. For our time-based games users must purchase pre-paid points which are sold in both physical card form or can be purchased electronically online and through mobile sales partners and redeem them for time. A significant step in the integration of the 17Game and Optic units has been the integration of our payment platform and we now offer a unified membership system that provides users with access to all CDC Games through one account.

Distribution

We distribute pre-paid points through an offline distribution system of physical pre-paid cards as well as online electronic system linked with regional distributors and mobile sales partners. We generally sell physical pre-paid cards to a group of regional distributors who will resell the cards to sub-distributors that, in turn, distribute the cards directly to sales outlets with which they maintain distribution agreements, including Internet cafés, and other retail points of sale, such as software stores and newspaper booths. We estimate that our physical distribution network reaches over 200,000 retail points of sale throughout China, over 75% of which are Internet cafes, which are one of the primary venues for users to play online games in China. For electronic distribution we have systems linked directly with distributors and mobile sales partners who maintain a distributor accounts with us and can purchase points directly from our system, then further resell the points to their end users or sub-distribution network. For both physical pre-paid cards and pre-paid points sold through our electronic system, we generally collect payment on a prepaid basis. In 2009, we offered sales discounts that averaged between approximately 14% and 16% to our distributors. The sales discount represents the difference between the price at which we sell game points to distributors and the face value of the game cards.

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

Customer Service Center. Our customer service center is located in Beijing, China and is operated 24 hours a day, seven days a week. Customers may make inquiries by phone, online chat, online forum, email, phone and fax at any time and receive timely responses. As of December 31, 2009, we employed approximately 83 full time personnel in our call center as customer service specialists. In general, our customer service representatives are able to immediately handle approximately 70% of the inquiries from our customers, and provide solutions within 24 to 48 hours with respect to requests that cannot be resolved at the time of the initial customer call. All of our customer service representatives have participated in a formal training program before commencing work. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. We periodically review staffing needs and train our representatives to provide excellent customer service. Our customer service department received the ISO 9001:2000 certification in September 2008, making CDC Games only the third online games operator in China to obtain this designation.

We also maintain a reception area in our office in Beijing that is open to the public for customer service purposes.

Technology

Our current technology infrastructure consists of the following:

•

over 150 server groups and over 410 network devices located at 20 Internet data centers, in different regions throughout China. As of December 31, 2009, we owned a majority of the servers in the server network used for our game operations, and we leased the remainder from third-party telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators. Our hardware platform primarily consists of Lenovo, Hewlett-Packard, Dell and IBM servers; and

•	proprietary software and game monitor tools that are integrated with our websites and customer service center operations.

We have direct access to the Internet backbone in China. We also have contracts with reputable vendors such as Hewlett-Packard and Dell for warranty services for our hardware platform. As of December 31, 2009, we employed 66 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our membership management and payment system.

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

Employees

As of December 31, 2009, we had 317 employees, including 55 in management and administration, 14 in sales and marketing, 133 in customer service, 40 in product development, and 75 in operations and maintenance. Our employment contracts with our management and key employees include a covenant that prohibits them from engaging in any activities that compete with our business during their employment, and for a one year period following termination of employment. None of our employees is represented under collective bargaining agreements.

Properties and Facilities

Our principal executive, sales and marketing and administrative offices are located on premises comprising approximately 1,777 square meters in an office building in Beijing and 1,150 square meters in Shanghai, and our customer service center and our network operation departments are located on premises comprising approximately 657 square meters in an office building close to our principal executive offices in Beijing. We believe that our premises are sufficient for our needs in the near future.

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

With respect to our online games business, we compete principally with the following three groups of companies in China:

•

Online Game Operators, such as Shanda Interactive Entertainment Ltd. (NASDAQ: SNDA) which operates The Legend of Mir II and Shanghai Everstar Online Entertainment Co. Ltd. which operates O2JAM and Audition;

•

Major Internet Portal Operators, such as NetEase.com, Inc. (NASDAQ: NTES) which operates Fantasy Westward Journey, Westward Journey Online II and the World of Warcraft, Sohu.com Inc. (NASDAQ: SOHU) which operates Tian Long Ba Bu (TLBB) and Blade Online (BO) and Tencent Holdings Limited (SEHK: 700) which operates Dungeon and Fighter (DNF) and Crossfire; and

•

Domestic Online Game Developers, such as Kingsoft Corporation Limited (SEHK: 3888) which operates Chun Qiu (CQ) and Shui Hu (SH), Perfect World Co., Ltd. (ADR) (NASDAQ: PWRD) which operates Perfect World, Perfect World II and Zhu Xian, Giant Interactive Group Inc. (NYSE: GA) which operates ZhengTu, NetDragon Websoft Inc. (SEHK: 8288) which operates Eudemons Online, Kylin Games which operate Genghis Khan and Green Shore which operates Shumen OL.

In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.

Industry

Rapid Growth of Online Games Market in Asia

Online games are typically played on Internet-connected devices, such as personal computers, although they can also be played on video game consoles, handheld devices and mobile phones. Online games range from simple, single-player products to MMORPGs which are highly complex products involving thousands of concurrent users.

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

Attractive partner for leading and emerging international developers. We believe we are an attractive partner to the leading and emerging online games developers from overseas who wish to introduce their products into the Chinese market. We have a successful track record of “localizing,” or customizing, foreign games for the Chinese online games market.

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

Dedicated and responsive customer service. Exceptional customer service and technical support are integral to the gaming experience. We have over 133 customer service personnel responding to inquiries made by phone, online chat, online forum, email, phone and fax 24 hours a day, seven days a week on a real time basis. Our customer service department received the ISO 9001:2000 certification in September 2008. We have game masters that continuously monitor the game environment, organize in-game events and respond to customer inquiries. We also maintain reception areas in our offices in Beijing and Shanghai that are open to the public for customer service purposes.

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

Our Strategy

Our goal is to become the leading provider of online games in China. Our strategies for achieving this objective include the following:

Continue to increase revenues from our existing games portfolio by continually adding new content and features. We believe that one of our greatest assets is the large number of registered users we have been able to attract to our games. By releasing new versions of our existing games, updating items available for sale and adding new chapters, we believe that we can keep existing users interested in playing our games and can further expand our user base, thereby increasing peak concurrent users, improving revenues per user and consequently overall game revenues, and thus extending the longevity and revenue-generating potential of our existing games. In January 2010, we launched Yulgang version 4.0, which has provided gamers with significantly enhanced abilities and content including new maps and costumes as well as other new items we believe will be attractive to users. We also expect to launch updated versions of Special Force, Shaiya and EVE shortly.

Continue to expand our portfolio of online games, including those developed by Chinese developers, and introduce different game genres. We intend to identify local online games to offer in China as well as leverage our success in identifying popular foreign games and localizing them for the China market. We will continue to acquire additional licenses from leading and emerging game developers both within and outside of China. This will enable us to continue to diversify our portfolio and offer users of all types, games to match their preferences. In addition to the diversification of offerings within our current MMORPG portfolio, we intend to introduce different genres of online games into the market such as casual and web-based games, as well as different types of MMORPGs outside of the traditional fantasy-based role-playing genre in order to reach the broadest audience possible.

Continue to expand our distribution, sales and marketing capabilities to further support our game offerings. We intend to continue to build our sales, marketing and distribution network in China to reach the broadest audience possible. We plan to expand our arrangements with physical-point card distributors to provide access to distribution points at software stores, Internet cafés, newspaper booths and other local media outlets while also extending our arrangements with online and mobile distribution providers to ensure as many users across as many distribution channels as possible have knowledge of and access to our games. We plan to use our own local ground marketing teams to complement our distribution arrangements by coordinating on-site promotional activities with administrators of Internet cafés and other locations where gamers spend significant amounts of time and initiate marketing campaigns with local media outlets to introduce our products to potential users. We also intend to develop innovative marketing campaigns across other forms of media such as television and movies to further promote our online game offerings and attract new users to try our games.

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

CHINA.COM BUSINESS UNIT

Overview

During 2007, our China.com business unit was engaged in providing mobile services and applications and internet and media products and services and was comprised of two segments, “Mobile Services and Applications” and “China.com.” In February 2008 we announced that, due to negative effects caused by the regulatory environment surrounding the MVAS industry in China, we decided to discontinue the operations of our Mobile Services and Applications business and currently, our China.com business unit is comprised of a single segment, “China.com.”

Total revenues for the China.com segment were $12.2 million for the year ended December 31, 2009, compared to $13.7 million for the year ended December 31, 2008 and $11.4 million for the year ended December 31, 2007. As a percentage of total revenues, revenues from our China.com segment constituted 3.8% of total revenues in 2009, 3.3% of total revenues in 2008 and 2.9% of total revenues in 2007.

Products and Services

Our China.com business is focused on online entertainment and Internet products and services that target users in China and Chinese communities worldwide via our portal network. This segment also includes our Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region. The China.com business offers the following products and services:

•	Portal. The services and products of our portal include online advertisement, search, enterprise service and mail services.

•

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

Sales

Our China.com business unit is also focused on launching promotions both through our portals and the general media. Currently, we have approximately 21 sales and marketing personnel who are located in Beijing, China. Our primary sales and marketing initiatives focus on direct marketing through consumer portals.

Competition

Our China.com business unit also operates in an increasingly competitive environment and faces increasing competition for content, user traffic, ease of use and functionality. Such competitors include Chinese language based portals and social network sites, including Tianya.com, RenRen.com, Kaixin.com, Sina.com, Sohu.com, Netease.com and MSN.com.

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

In addition, we have begun to implement a repositioning strategy for the portal network. We plan to build a social networking community for China.com that provides new features, attracts new users, and integrates our various channels into it. We also plan to extend the depth of its product offerings in selected channels, such as the Automobile channel and Webgames channel.

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

Evolution. In December 2009, Evolution Capital Management and certain of its affiliates filed a notice of motion for summary judgment in lieu of complaint against us in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their 3.75% Senior Exchangeable Convertible Notes, due 2011, together with accrued and retroactive interest. Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in its lawsuit against us, in the aggregate amount of approximately $54,000,000. On April 28, 2010, the New York Court denied Evolution’s motion for summary judgment. We intend to vigorously defend this action.

In March 2010, we filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to Notes, breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295,000,000.

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

In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with us and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1,000,000 from non-settling defendants, including the investment banks that acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1,000,000, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to us insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3,900,000. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. The independent members of our board of directors approved the proposed settlement at a meeting held in June 2003. As of March 2005, outside counsel advised that the court has granted preliminary approval of the settlement, subject to certain conditions. In August 2005, the court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings (the action involving the Company is not one of those test cases). In June 2007, the court entered an order terminating the proposed settlement based on a stipulation among the parties to the settlement. Plaintiffs filed amended master allegations and amended complaints and moved for class certification in the six test cases, which the defendants in those cases have opposed. In March 2008, the court largely denied the defendants’ motion to dismiss the amended complaints in the six test cases.

The parties have recently reached a global settlement of the litigation. Pursuant to the settlement, which was granted final approval by the Court on October 5, 2009, the insurers are to pay the full amount of the settlement share allocated to us, and we will have no financial liability. We, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, are to receive complete dismissals from the case. Several groups of objectors have filed appeals to this settlement.

ManTech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc., filed a civil action against our subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty. Ltd., or CDC Australia, alleging that CDC Australia failed to pay $3,700,000, that was retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, CDC Australia filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The plaintiffs answered the requests for further and better particulars, throughout 2007, 2008, and 2009 including a successful application by CDC Australia requiring the Plaintiffs to make a security for costs payment into court. In October 2008, CDC Australia was successful in having the Plaintiffs’ statement of claim struck out and costs for that application were awarded in CDC Australia’s favor. Those costs have been taxed and we are currently enforcing this costs order against the Plaintiffs. An Amended Statement of Claim was filed and served by the Plaintiffs in November 2008, and CDC Australia has filed and served its amended Defense in line with the Amended Statement of Claim. Formal mediation was held in July 2009 and the parties reached a full and final settlement.

Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action in the High Court of Hong Kong against our subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of $742,000. Pleadings closed in April 2004 when Mr. Lam filed his reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join CDC Corporation as a party. We were joined in July 2006. In January 2007, Mr. Lam also joined a member of our board of directors, Mr. Peter Yip, to the proceedings. An amended statement of claim and an amended defense were filed by the plaintiff and defendants, respectively. Defendants applied to strike out plaintiff’s claim and the application was recently rejected by the Court. A trial was held in December 2009 and, in January 2010, the Court dismissed all claims brought by Mr. Lam and awarded no costs. Mr. Lam has appealed and the appeal hearing is scheduled for September 2010. We intend to vigorously defend this action.

Chan. In June 2007, we filed suit against Steven Chan and Bing Corporation in the Superior Court of the State of California, Santa Clara County, alleging that Chan and Bing illegally obtained option shares in CDC Corporation. In April 2008, Chan and Bing filed a cross-complaint against us and certain of our affiliates alleging breach of an oral contract and various tortious claims including interference with the exercise of purported options, and defamation. Chan and Bing currently allege damages: (i) in excess of $1.0 million arising from alleged inability to exercise stock options at more favorable dates, (ii) in excess of $200,000 for various payments alleged to be due to Chan and/or Bing, (iii) unspecified damages for libel; and (iii) $10.0 million in punitive damages. Trial has been set for August 2010. We intend to vigorously defend this action.

Marjorie Fudali. In June 2003, Marjorie Fudali filed a civil action in the United States District Court for the District of Columbia against Pivotal Corporation, a company organized under the laws of the State of Washington, alleging that she was owed commission in the amount of $400,000 plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2,300,000. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount to which Fudali believed she was entitled based on the verdict. Fudali provided two alternative calculations, in the amounts of $1,900,000 and $1,800,000. Pivotal challenged those calculations. In November 2008, the Court found that two of Pivotal’s challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1,200,000. Pivotal challenged that amount on the grounds the Court deferred in November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal posted a bond in the amount of $1,200,000 with respect to this matter. Post-judgment discovery is ongoing and we are continuing efforts to limit enforceability of the judgment to the Pivotal Corporation U.S. subsidiary. We intend to vigorously defend this action.

Sunshine Mills. In May 2008, Sunshine Mills, Inc. filed a complaint in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action, for an unspecified amount of damages, relating to the sale and implementation of a Ross ERP system. The claim filed by Sunshine Mills did not specify the amount of damages claimed. A trial date has not been set in this matter and discovery is ongoing. We intend to vigorously defend this action.

Cerro Wire. In June 2009, Cerro Wire, Inc. filed a complaint in the Circuit Court of Morgan County, Alabama alleging tort and contract causes of action relating to the sale and implementation of a Ross ERP system and seeking damages of approximately $430,000. In August 2009, we filed an answer denying all claims and asserting a counterclaim for unpaid fees. Discovery in this matter is ongoing and a trial date is pending. We intend to vigorously defend this action.

Hanna’s Candles. In October 2009, Hanna’s Candles, Inc. filed a complaint in the Circuit Court of Washington County, Arkansas, for an unspecified amount of damages, alleging fraud and contract claims relating to the sale and implementation of a Ross ERP system. In November 2009, Ross removed this action to the U.S. District Court for the Western District of Arkansas and filed an answer denying all claims and a counterclaim for unpaid fees. Discovery is ongoing and trial is scheduled for December 2010. We intend to vigorously defend this action.

AERT. In November 2009, Advanced Environmental Recycling Technologies, Inc. (AERT) filed a complaint in the Circuit Court of Washington County, Arkansas, alleging tort- and contract-based claims relating to the sale and implementation of a Ross ERP system, for an unspecified amount of damages. In December 2009, we filed an answer denying all claims and a counterclaim for unpaid fees. Discovery is ongoing. We intends to vigorously defend this action.

A. Menarini Industrie Farmaceutiche Riunite. In February 2009, CDC Corporation and our subsidiary of the Company, Grupo CDC Software Iberica, SL received a letter from A. Menarini Industrie Farmaceutiche Riunite, a company which licensed Ross’s iRennaissance product (Iren) under a Software License Agreement dated March 31, 1999. A. Menarini alleges that, in 2008, it identified certain failures in the Iren software that relate to French VAT on service transactions, and which have allegedly lead to the loss of VAT credits by A. Menarini and its affiliates. As a result, A. Menarini has asserted that it has suffered damages of approximately $14,000,000, and asserted claims therefore. In February 2009, we responded to these claims and denied the merit of, and any liability with respect to, such claims. In March 2009, we received a summons to appear in the Commercial Court of Evry in April 2009 and an order permitting the appointment of a special master to investigate this dispute. A hearing on the request for appointment of a special master was held in April 2009 and in May 2009 the special master declined to rule on the matter. The special master’s ruling was reversed on appeal and the matter will proceed with examination by an independent technical expert. Management intends to vigorously defend this action.

184 Front Street Ltd. In March 2009, 184 Front Street Ltd. obtained a default judgment against our subsidiary, Pivotal Corporation, in the amount of $400,000, in the Ontario Superior Court of Justice, representing accelerated rental amounts payable under a lease for Pivotal’s former premises in Toronto, Ontario, Canada. Plaintiff has agreed to vacate the default judgment due to identified service of process issues, and the matter will proceed on damages issues. Management intends to vigorously defend this action.

King & Spalding LLP. In April 2010, King & Spalding LLP filed suit against us and certain of our affiliates, in the Superior Court of Fulton County, Georgia, in the amount of $397,000 plus interest and costs, alleging breach of contract, promissory estoppels and unjust enrichment, relating to non-payment of disputed invoices. In June 2010, we filed an answer denying all claims. Management intends to vigorously defend this action.

C.	Our Corporate Structure

CDC Corporation was incorporated in June 1997. The following table sets forth our significant subsidiaries organized by business unit as of May 31, 2010. Please note that the following table does not include our intermediate holding companies.

CDC Software Corporation (Cayman Islands) (98.2% combined voting power and 84.6% economic interest) Ross Systems, Inc. (Delaware, USA)	CDC Business Solutions, Inc. (Delaware, USA) Vis. Align (Delaware, USA)	CDC Games Corporation (Cayman Islands) Beijing 17Game Network Technology Co., Ltd (Peoples Republic of China)	China.com Inc. (79%) (Cayman Island) TTG Asia Media Pte Limited* (British Virgin Islands)

Pivotal Corporation (British Columbia)	DB Professionals, Inc (Oregon, USA)	Guangzhou Optic Communications Co., Ltd (Peoples Republic of China)	Hongkong.com Portals Limited* (British Virgin Islands)

Industri-Matematik International Corporation (1) (Delaware, USA)	OST International Corporation (Illinois, USA)	CDC Games Interactive Limited (British Virgin Islands)	CDC Mobile Media Corporation (90%)* (British Virgin Islands)

Saratoga Systems Inc. (California, USA)	Platinum China Holdings, Inc. (British Virgin Islands)		Chinadotcom Portals Limited* (British Virgin Islands)

MVI Holdings Limited (United Kingdom)	Vectra Corporation (59%) (Australia)		- NewPalm (China) Information Technology Co. Ltd (held by Palmweb Inc.) ** (Peoples Republic of China)

Respond Group Limited (United Kingdom)	Praxa Limited (Australia)		-	Beijing HeHe Technology Co. Ltd (held by Group Team Investments) (operates Go2joy)** (Peoples Republic of China)

Catalyst International (2) (Delaware, USA)	Software Galeria, Inc. (51%) (holds Ascent and the assets of Horizon) (Delaware, USA)		-	Shenzhen KK Technology Ltd (held by United Crest Limited) ** (Peoples Republic of China)

c360 Solutions Incorporated (Georgia, USA)	PK Information Systems Pty Ltd. (Australia)		-	TimeHeart Science Technology Limited ** (Peoples Republic of China)

Assets acquired from JRG Software, Inc.	MEZZO Business Databases Pty Limited (Australia)

ISL Technologies Limited (51%) (British Virgin Islands)	Catalyst International (Delaware, USA)

WKD Solutions Ltd. (United Kingdom)

Activplant Corporation (Ontario, Canada)

CDC Software Canada Ltd. (Ontario, Canada)

Gomembers, Inc. (Illinois, USA)

PeoplePoint Software Pty Ltd (Australia)

Assets comprising Computility business of Alliance Technologies, Inc. (Delaware, USA)

Vitova Limited (Hong Kong)

TradeBeam, Inc. (Delaware, USA)

Assets acquired from Information Development Consultants, Inc. (Illinois, USA)

(%)	Denotes percentage ownership and voting power, if less than 100%, unless otherwise stated
*	Subsidiaries held under our 79% owned subsidiary, China.com, which is listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited, or GEM.
**	Subsidiaries Held Under CDC Mobile Media Corporation, a 90% owned subsidiary of China.Com, which is listed on the GEM.

All entities in the chart are wholly-owned unless otherwise noted.

(1)

Prior to November 2007, CDC Corporation held 51% of Cayman First Tier, or CFT, the parent company of Industri-Matematik International Corp. In November 2007, CDC Corporation, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.

(2)	Includes the Catalyst “Enabling Technology,” or ET, and the Catalyst “Best of Breed” businesses, but excludes the Catalyst SAP business.

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

Businesses. As of May 31, 2010, CDC Games operates in the online games business segment in China through Beijing Inter Connected and Optic. As of May 31, 2010, China.com, a 79% owned subsidiary of CDC Corporation, operates our China.com business segment in China.

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

We had five ICPs engaging in the MVAS operations, namely (i) Beijing Newpalm Technology Co., Ltd.; (ii) Beijing Wisecom Technology Co., Ltd.; (iii) Beijing He He Technology Co., Ltd. (iv) Shenzhen KK Technology Limited; and (v) Beijing Time-Heart Information Technology Limited. Since our MVAS operations have been discontinued, we expect that these contractual arrangements, including the control agreements, will be terminated accordingly. The licenses to provide SMS, MMS, IVR, WAP, MVAS and ICP shall have been invalidated or surrendered to the regulatory authorities in China.

The only ICP which remains to continue business operations under the foregoing contractual arrangements is the China.com Portal business. The ICP is Beijing China.com Technology Services Co., Ltd., or Beijing China.com., with 80% owned by a third party and the remaining 20% owned by one of the employees of China.com. Beijing China.com is held under trust deed arrangements under which certain of our employees also serve as trustees of the trusts. chinadotcom Portals Limited is the offshore holding vehicle of China.com registered in the British Virgin Islands which is the 100% beneficiary of the trusts.

Licenses and Agreements for China.com

Beijing China.com holds an Internet Content Provider License and has been authorized to operate an Internet portal with the URL www.china.com. Beijing China.com also holds various licenses which are attached to the Internet Content Provider License, such as an Internet advertisement license and an Internet news reporting license.

Use of Wholly Foreign Owned Enterprises

Beijing China.com (for the China.com Portal) acts as the primary revenue generating entities of each business unit. In order to provide, among other things, more effective controls over the ICP, each of the respective beneficiaries of the trusts, under the trust deed arrangements for these business units, has formed and invested in a wholly foreign owned enterprise, or WFOE, to act as a long term exclusive partner of the ICP. WFOEs are limited liability companies established under the Chinese Company Law, the shareholders of which are permitted to be 100% foreign (not Chinese nationals).

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

The WFOE formed to provide services for Beijing China.com is Chinadotcom Communications Technology Development (Beijing) Limited. This WFOE charged fees averaging approximately 49% and 41% of the gross revenue of Beijing China.com for its services during each of 2007 and 2008, respectively and for the period between January and July 2009. Such arrangement was terminated in August 2009.

Contractual Arrangements for our Games Business

To comply with legal considerations in China, we conduct a significant portion of our Games operations through our affiliated PRC entities, Beijing Hulian Jingwei Technology Development Co., Ltd. (or Beijing Inter Connected) and Shanghai CDC Optic Network Technology Co., Ltd. or Optic (formerly known as Guangzhou Optic Communications Co., Ltd.), referred to as Internet Content Providers, or ICPs. We control our affiliated PRC entities through a series of contractual agreements among our PRC subsidiaries and our affiliated PRC entities or their shareholders.

These contractual arrangements are as follows:

•

Exclusive Technical Consultancy and Service Agreements. Under the Exclusive Technical Consultancy and Service Agreement, the ICP agrees to procure technical services exclusively from the WFOE, and pay the WFOE a quarterly fee at a rate determined by the WFOE.

•

Share Pledge Contracts. Under the Share Pledge Contract, the shareholders of the ICP pledge to the WFOE their respective ownership interests in such ICP to secure the performance of the Exclusive Technical Consultancy and Service Agreement. Should the ICP default in the Exclusive Technical Consultancy and Service Agreement, the WFOE can, to the extent permitted under PRC law, enforce the share pledge against the shareholders of the ICP in accordance with the Share Pledge Contract.

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

Licenses and Agreements for our Games Business

Both Beijing Inter Connected and Optic hold an Internet content provider license. They also hold various licenses that are attached to the Internet content provider license which are particularly applied for each game imported into and operated in China.

We also hold various licenses in the PRC for the import and licensing of Yulgang, Shaiya, Lunia, Special Force, EVE, Oriental Fantasy, The Lord of the Rings, Digimon and Shine.

D.	Property, Plants and Equipment

Facilities

As of May 15, 2010, we owned no real estate and our major leased facilities included our:

•

principal executive offices in Hong Kong, where we have leased approximately 8,000 square feet, approximately 40% of which we occupy, our indirect subsidiary, Integrated Systems Limited, has leased 5,960 square feet, approximately 100% of which we occupy;

•	corporate, research and development, sales, marketing, consulting and support facilities in Atlanta, Georgia, where we lease approximately 27,500 square feet;

•	professional services, education and research and development facilities in Vancouver, British Columbia, where we lease approximately 12,267 square feet;

•	sales, marketing and support facilities in Northampton, England, where we lease approximately 11,500 square feet;

•

product development, support and services facilities in Linkoping, Sweden, and Hassleholm, Sweden, where we lease approximately 12,700 square feet and approximately 11,800 square feet, respectively; data center and hosting facilities in Globen, Stockholm, Sweden, where we lease approximately 4,100 square feet; and operational, services and data center facilities in Stockholm, Sweden, where we lease approximately 17,000 square feet;

•	product development centers in Bangalore, India, where we lease approximately 40,000 square feet, and Shanghai, China, where we lease approximately 33,215 square feet;

•

operational facilities for certain of our indirect enterprise software subsidiaries located in Toronto, Ontario, Canada, and London, Ontario, Canada, where we lease approximately 7,200 square feet and 12,400 square feet, respectively;

•	sales, marketing, consulting and support, professional services, education and research in Milwaukee, Wisconsin, where we lease approximately 41,000 square feet; and

•	operational facilities for certain of our SaaS operations located in San Mateo, California, where we lease approximately 25,000 square feet.

We and our subsidiaries also lease additional office space in various other locations in the United States, Canada, Europe, Asia and Australia used primarily for local sales, services, support and administrative services.

We believe that our premises are sufficient for our needs in the near future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under Item 3.D., “Key Information – Risk Factors” and Item 11, “Quantitative and Qualitative Disclosures About Market Risk”.

Overview

Operating Segments and Discontinued Operations

We report results in four business segments, “CDC Software,” “CDC Global Services,” “CDC Games,” and “China.com.” Due to the decision made during 2008 to discontinue our MVAS and CGI businesses, all filings for such period and subsequent periods will present the MVAS and CGI businesses as discontinued operations. Furthermore, in 2007 we sold our Ion Global business. All 2007 and historical results related to our Ion Global business have been presented as discontinued operations.

Products and Services

CDC Corporation is a global provider of enterprise software and the development and operation of online games. We offer the following products and services to customers around the world:

•

CDC Software. We are a global provider of enterprise software applications and related services. Our products are designed to support and automate the processes of an organization to achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions. Our products and services seek to help companies worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and improved regulatory compliance. CDC Software offers a full suite of Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), Supply Chain Management (SCM), Manufacturing Operations Management (MOM), Human Resources (HR), Analytics, Not-for-Profit (NFP) Management, eCommerce and other SaaS and on-premise software applications that are tightly integrated to operate smoothly across an enterprise.

•

CDC Global Services. CDC Global Services unit provides information technology outsourcing services, a wide portfolio of IT services including software application development and maintenance; managed services (under long term contracts) such as help desk support and knowledge/business process outsourcing services; and professional services focused on CRM, ERP, e-Business, and communications software solutions.

•	CDC Games. Our online games business is principally engaged in the development and operation of online games in the PRC.

•	China.com. Our internet and media business encompasses a range of businesses, including a portal network, and a Singapore-based travel trade publisher and trade exhibition organizer.

Acquisitions

During 2007, 2008 and 2009, we made the following business acquisitions, by business segment, the results of which have been consolidated from the respective dates of acquisition.

CDC Software
Acquired company	Date
Respond Group Ltd. (“Respond”)	Feb-07
Saratoga Systems Inc. (“Saratoga”)	Apr-07
Catalyst International, Inc. (“Catalyst”)	Sep-07
Industri-Matematik International Corp. (“IMI”) (1)	Nov-07
Integrated Solutions Limited (“ISL”) (2)	Mar-08
WKD Solutions Limited (“WKD”)	Sep-09
Activplant Corporation (“Activplant”)	Oct-09
Truition, Inc. (“Truition”)	Dec-09
gomembers Inc. (“gomembers”)	Nov-09

CDC Global Services
Acquired company	Date
Vectra Corporation (“Vectra”) (3)	May-07
Assets of PlanTec Pty. Ltd. (“PlanTec”)	Jun-07
Catalyst International, Inc. (“Catalyst”)	Sep-07
Snapdragon Consulting Pty. Ltd. (“Snapdragon”)	Oct-07
Dynamic Business Consultants Pty Limited (“DBC”)	Jul-08

CDC Games
Acquired company	Date
Guangzhou Optic Communications Co., Ltd (“Optic”)	Jul-07

(1)

Prior to November 2007, CDC Corporation held 51% of Cayman First Tier, or CFT, the parent company of Industri-Matematik International Corp. In November 2007, CDC Corporation, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.

(2)	We acquired 51% stake in Integrated Solutions Limited.
(3)	We acquired 59% stake in Vectra Corporation.

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

CDC Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, excluded businesses acquired after January 1, 2009, consisting of WKD, Activplant, Truition, and gomembers. The total assets of these acquisitions represented 6% of consolidated total assets and 1% of consolidated total revenues of the Company as of and for the year ended December 31, 2009. If adequately disclosed, companies are allowed to exclude the acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired business under guidelines established by the US Securities and Exchange Commission. Based on its assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, goodwill and intangible assets, business combinations, capitalization of software costs, investments, derivative instruments, accounts receivable and allowance for doubtful accounts, deferred tax valuation allowance, stock based compensation, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in “Note 2—Summary of Significant Accounting Policies” of Item 18, “Financial Statements.”

We believe the following critical accounting policies are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Revenue Recognition

We generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. If an acceptance period is required, revenue is generally recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In most circumstances, we recognize revenue on arrangements that contain certain acceptance provisions when we have historical experience that the acceptance provision is perfunctory. Our agreements with our customers, resellers and distributors generally do not contain product return rights. When our agreements contain product return rights, revenue is not recognized until such time when the product return right provision expires. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Such provisions are calculated based on relevant historical data.

We generate revenue from four primary sources: CDC Software, CDC Global Services, CDC Games, and China.com. We recognize revenue in accordance with U.S. GAAP. The specific accounting guidance we follow in connection with our revenue recognition policy includes Financial Accounting Standards Board Accounting Standards Codification (ASC) 605-25, Revenue Recognition – Multiple-Element Arrangements, ASC 605-35, Revenue Recognition – Construction-Types and Production-Type Contracts, and ASC 605-985, Revenue Recognition – Software.

In addition to these basic criteria, the following are the specific revenue recognition policies we follow for each major stream of revenue by reporting segment.

CDC Software

We generally do not sell software or software licenses to customers on a stand-alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. According to this method, we measure the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the Vendor Specific Objective Evidence (VSOE) of fair value of the undelivered elements. VSOE of the fair value of maintenance revenue is determined based upon standard percentages of software license fees. VSOE of fair value of consulting, integration services, and training is based upon consistent stand-alone pricing. The amount allocated to the software license is calculated by subtracting the VSOE of fair value for maintenance, consulting and integration services, and training services from the total arrangement fee in accordance with ASC 605-985. For those agreements that provide for significant services or custom development that are essential to the software’s functionality, the software license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of ASC 605-35.

When software licenses incorporating third-party software products are sold or our products are sold with third-party products that complement our software, we recognize the gross amount of sale of the third-party products as revenue. The recognition of gross revenue is in accordance with criteria established in ASC 605-985, because we are ultimately responsible for the fulfillment and acceptability of the products purchased, and we have full latitude in establishing pricing and assume all credit risks.

Revenue related to professional services and the provision for training services for software products is deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met. In accordance with the ASC 605-985, the Company recognizes amounts associated with reimbursements from customers for out-of-pocket expenses as revenue. Such amounts have been included in professional services revenue. For professional services revenue that is provided on a fixed fee basis, revenue is recognized on a proportional performance method which is generally based upon labor hours incurred as a percentage of total estimated labor hours to complete the project. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined.

Revenue related to hardware is generally recognized upon shipment by the hardware vendor and transfer of title to the customer.

Revenue related to support and maintenance agreements on software products is deferred and recognized ratably over the terms of the agreements which are typically one year.

Revenue from hosting, maintenance fees and the sale of consulting services relating to SaaS arrangements is recognized ratably over the term of the arrangement. Set-up and implementation revenue is deferred until the solution is delivered and then recognized ratably over the longer of the term of the arrangement or the estimated customer life. Transactions fees from processing transactions for customers are recognized once the transaction is complete.

Software license revenue is normally generated through licensing with end-users, value-added resellers (VARs) and distributors, and through the sale of the software with or incorporating third-party products. VARs and distributors do not have rights of return, price protection, stock rotation rights, or other features that may preclude revenue recognition. When software licenses are sold indirectly to end-users through VARs, we recognize as revenue the net fee receivable from the VARs. License revenue from distributors is calculated at an agreed upon percentage of the distributors’ net selling price to the end-user. We typically do not earn any portion of fees for services provided by the distributor to the end-user. We earn maintenance fees based on an agreed upon percentage of the maintenance fees that the distributor earns from the end-user.

Recognition of revenue from the licensing of our software products requires management judgment with respect to determination of fair values based on vendor specific objective evidence and in determining whether to use the gross versus net method of reporting for certain types of revenue. The timing of our revenue recognition could differ materially if we were to incorrectly determine the fair value of the undelivered elements in an arrangement for which we are using the residual method. The composition of revenue and cost of revenue would change if we made a different assessment on the gross versus net method of reporting sales of software licenses which incorporate third-party software products.

CDC Global Services

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

Advertising and marketing consulting services revenue for fixed price contracts is recognized upon completion of contractual milestones that are specified in the contracts along with pricing, payment terms and project timetables. Revenue from time and materials outsourcing contracts is recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

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

The end users are required to activate their PP-Cards by using access codes and passwords to exchange the value of these cards to game points and deposit into their personal accounts. They consume points for online game services by trading them either for a pre-specified length of game playing time or in-game merchandise or premium features sold at online game stores. All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for our online game services, i.e., when game playing time occurs or in-game merchandise or premium features are delivered, or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards. Distributors are permitted to return unsold prepaid cards under certain conditions, including termination of game and disqualification of distributor status. Returns of PP-Cards during 2007, 2008 and 2009 were not material.

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

Goodwill and Intangible Assets

Our long-lived assets include goodwill and other intangible assets. Goodwill represents the excess of cost over the fair value of net intangible assets of businesses acquired. Goodwill and indefinite-lived intangible assets are not amortized. All other intangible assets are amortized over their estimated useful lives.

Goodwill is assigned to reporting units based on the reporting unit classification of the entity to which the goodwill is attributable. We have determined our reporting units based on an analysis of our operating segments: (a) the nature of products and services; (b) the nature of the production process; (c) the type and class of customers; (d) the method to distribute products or provide services; and (e) the nature of regulatory environment. In 2007 and 2008, we moved Vis.align and Catalyst SAP, respectively, from CDC Software segment to CDC Global Services segment. We reallocated goodwill among the reporting units based on the relative fair value of each reporting unit compared to the fair value of the reporting unit in which it was classified before the change. Goodwill and indefinite-lived intangible assets are tested for impairment based on our six reporting units: Software, SaaS, CDC Global Services, CDC Games, Portal and TTG. Software and SaaS are included in the CDC Software reporting segment. Software includes the new acquisitions WKD Solutions Limited and Activplant Corporation. SaaS includes the new acquisitions Truition, Inc. and gomembers, Inc. Portal and TTG are included in the China.com reporting segment.

Our intangible assets represent trademarks, trade names, uniform resource locators (“URLs”), software applications and programs, customer base and contracts, and business licenses and partnership agreements. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or the undiscounted cash flows method. The estimated useful lives of these intangible assets are as follows:

Intangible asset class	Estimated useful life
Trademarks	Indefinite
Trade names	3 to 5 years
URLs	20 years
Software applications and programs	3 to 7 years
Customer base and contracts	1 to 20 years
Business licenses and partnership agreements	1 to 7 years

We test goodwill and intangible assets with an indefinite useful life for impairment on an annual basis as of December 31. This testing, carried out using the guidance and criteria described ASC 350, Intangibles – Goodwill and Other, compares carrying values to fair values at the reporting unit level and, when appropriate, the carrying value of these assets is reduced to fair value. Factors that could trigger an impairment charge include, but are not limited to, significant changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, and significant negative industry or economic trends. Any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations for the periods in which such impairments occur.

During 2008 and 2009, we performed the required impairment tests on goodwill and indefinite-lived intangibles based on our six reporting units. We test goodwill for impairment, utilizing a combination of the expected discounted cash flows method of the income approach and the guideline company method of the market approach. Indefinite-lived intangible assets consist of trademarks. In testing trademarks for impairment we estimate fair value using the relief from royalty method in which a royalty rate multiplied by the forecasted royalty base is used to calculate an income stream attributable to the asset.

With the income approach, cash flows that are anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an estimated weighted average cost of capital of 17%, 19%, 16%, 20%, 23%, and 22% for Software, SaaS, CDC Global Services, CDC Games, Portal and TTG, respectively, reflecting returns to both equity and debt investors. We believe that this is a relevant and beneficial method to use in determining fair value because it explicitly considers the future cash flow generating potential of the reporting unit.

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

In the application of the income approach, financial projections were developed for use in the discounted cash flow calculations. Significant assumptions included revenue growth rates, margin rates,

SG&A costs, and working capital and capital expenditure requirements over a period of five years. Revenue growth rate and margin rate assumptions were developed using historical Company data, current backlog, specific customer commitments, status of outstanding customer proposals, and future economic and market conditions expected. Consideration was then given to the SG&A costs, working capital, and capital expenditures required to deliver the revenue and margin determined. The other significant assumption used with the income approach was the assumed rate at which to discount the cash flows. The rate was determined by utilizing the weighted average cost of capital method. The material assumptions used for the income approach were consistent in 2008 and 2009.

In the application of the market approach, we considered valuation multiples derived from comparable public companies that were identified as belonging to a group of industry peers for each reporting unit. The variability in respect to revenues multiple for comparable companies ranged from 0.9 (low) to 5.9 (high) for Software, from 0.8 (low) to 7.4 (high) for SaaS, from 0.1 (low) to 0.7 (high) for CDC Global Services, from 0.7 (low) to 8.9 (high) for CDC Games, from 4.3 (low) to 21.9 (high) for Portal and from 1.7 (low) to 11.2 (high) for TTG. The variability in respect to the EBITDA multiple ranged from 10.8 (low) to 17.1 (high) for Software, from 11.5 (low) to 63.3 (high) for SaaS, from 8.9 (low) to 15.3 (high) for CDC Global Services, from 2.8 (low) to 15.4 (high) for CDC Games, from 9.9 (low) to 51.8 (high) for Portal and from 8.3 (low) to 20.4 (high) for TTG. We selected the median for revenues and EBITDA multiples of the comparable companies adjusted for profitability and size and then applied such adjusted multiples to the reporting unit. Finally, we applied the market approach by calculating a simple average of fair values based on revenues and EBITDA multiples. The comparable companies selected for the market approach were similar to the reporting unit in terms of business description and markets served; therefore, the results of the income approach and market approach were equally weighted and compared to the carrying value of the reporting units. This test of fair value indicated that no impairment existed at December 31, 2009. Our methodologies for valuing goodwill as of December 31, 2009 have not changed when compared to the prior year.

A one percentage point change in the discount rate would have impacted the fair value of the Software reporting unit by approximately $11.5 million and an increase of the discount rate by more than seven percentage points would have indicated a potential impairment in 2009. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $8.0 million and a decrease of the long term growth rate by more than 13 percentage points would have indicated a potential impairment in 2009.

A one percentage point change in the discount rate would have impacted the fair value of the SaaS reporting unit by approximately $1.0 million and an increase of the discount rate by more than three percentage points would have indicated a potential impairment in 2009. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $0.5 million and a decrease of the long term growth rate by more than five percentage points would have indicated a potential impairment in 2009.

A one percentage point change in the discount rate would have impacted the fair value of the CDC Global Services reporting unit by approximately $1.5 million and an increase of the discount rate by more than five percentage points would have indicated a potential impairment in 2009. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $1.0 million and a decrease of the long term growth rate by more than 10 percentage points would have indicated a potential impairment in 2009.

A one percentage point change in the discount rate would have impacted the fair value of the CDC Games reporting unit by approximately $1.0 million and an increase of the discount rate by more than four percentage points would have indicated a potential impairment in 2009. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $0.5 million and a decrease of the long term growth rate by more than six percentage points would have indicated a potential impairment in 2009.

A one percentage point change in the discount rate would have impacted the fair value of the TTG reporting unit by a de minimis amount and an increase of the discount rate by more than 50 percent points would have indicated a potential impairment in 2009. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately a de minimis amount and a decrease of the long term growth rate by more than 50 percentage points would have indicated a potential impairment in 2009.

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

We also annually review and adjust the carrying value of definite-lived intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that definite-lived intangible assets may not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of definite-lived intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including the amounts and timing of future cash flows. In 2009, we recorded an intangible asset impairment of $3.1 million in CDC Games and $0.9 million in Corporate. As of December 31, 2009, $86.9 million of our identifiable intangible assets were subject to amortization.

Business Combinations

We have made a number of acquisitions and may make strategically important acquisitions in the future. We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with ASC 805, Business Combinations. We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. Management judgment is also required in determining an appropriate fair value for deferred revenue. If the fair values we determined for deferred revenue acquired were lower, our revenue for all periods would have been lower.

As of December 31, 2008 and 2009, we had deferred revenue balance of $62.0 million and $60.0 million, respectively. Deferred revenue from acquisitions totaled $0.1 million and $2.3 million as of December 31, 2008 and 2009, respectively.

Capitalization of Software Costs

We capitalize computer software product development costs incurred in developing a product once technological feasibility has been established and the product is available for general release to customers. We evaluate realizability of the capitalized amounts based on expected revenue from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, we either accelerate amortization or expense the remaining capitalized amounts. Amortization of such costs is computed as the greater of the amount calculated based on (1) the ratio of current product revenue to projected current and future product revenue or (2) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, we expense the costs of such development because the impact of capitalizing such costs would not be material.

Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenue used to assess realizability of the capitalized amounts. The experience of our research and development personnel and our historical track record associated with the development of similar products factor into determining the technological feasibility of the products. Expected revenue is based on the short-term financial plan approved by management. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2008 and 2009, capitalized software development costs were $36.7 million and $40.4 million, respectively, and related accumulated amortization were $18.2 million and $27.3 million, respectively.

During 2009, our software development process was redesigned to provide more frequent updates to the software. As a result of this change, there is a shorter time period between reaching technological feasibility of a modification to our software and making the modified version of our software generally available. Therefore the value of software to be capitalized on an annual basis is expected to decrease when compared with recent years.

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

Derivative Instruments

ASC 815, Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized in our consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of operations or in the consolidated statement of shareholders’ equity as a component of accumulated other comprehensive income (loss), depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the consolidated statement of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using the industry standard valuation techniques.

Deferred Tax Valuation Allowance

We record a valuation allowance on our deferred tax assets in an amount that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. In reaching this determination, we consider the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies. As of December 31, 2008 and 2009, we have provided a valuation allowance of $62.4 million and $62.2 million, respectively, against our net deferred tax assets. For our calendar year ended December 31, 2009, the valuation allowance decreased by $0.2 million, which is the result of the tax effects of our operations as well as our determination of the amount that will be realized based on anticipated future earnings for specific subsidiaries in specific jurisdictions. Any change in our assessment of how much of our deferred tax assets will be realized in the future would be adjusted through the income tax provision.

Stock-based Compensation

Equity-based compensation expense recognized under ASC 718, Compensation – Stock Compensation in the consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009 was $8.4 million, $7.8 million and $6.5 million, respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

Under ASC 718, the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from our option grants.

The fair value of CDC Corporation’s stock options is affected by our stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the expected term of the award. Generally, these assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. The key assumptions for the option-pricing model’s valuation calculation are:

•	Risk-free interest rate. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.

•	Expected volatility. The Company uses historical stock price volatility as the basis for its expected volatility assumption.

•

Expected term. The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.

•	Expected dividends.

Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, and an adjustment to stock-based compensation expense will be recognized at that time. Changes to our underlying stock price, the assumptions used in the option-pricing model’s valuation calculation and the forfeiture rate, as well as future equity granted or assumed through acquisitions, could significantly impact the compensation expense we recognize.

Contingencies

We regularly assess the estimated impact and probability of various uncertain events, or contingencies, and account for such events in accordance with ASC 450, Contingencies. Under ASC 450, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated.

Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. As of December 31, 2008 and 2009, we had $6.3 million and $2.8 million, respectively, accrued for legal fees and contingencies. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of such accruals may change in the future due to changes in approach or new developments in each case.

Recently Issued Accounting Standards

The following new accounting standards are discussed in “Item 8., Financial Statements – Note 2 – Summary of Significant Accounting Policies”:

•	ASC 325-40-65-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 was adopted December 31, 2009.

•

ASC 820-10-65-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly was issued in April 2009 and is effective January 1, 2010.

•	ASC 320-10-65-1, Recognition and Presentation of Other-Than-Temporary Impairments was adopted July 1, 2009.

•

ASU No. 2009-01 (formerly SFAS No. 168), “Topic 105 – Generally Accepted Accounting Principles – FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles was adopted September 30, 2009.

•	ASU No. 2009-05, Measuring Liabilities at Fair Value was adopted September 1, 2009.

•

ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements was issued October 2009 and is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

•	ASU No. 2009-14, Software (Topic 985) – Certain Revenue Arrangements That Include Software Elements was issued October 2009 and is effective January 1, 2011.

•	ASU No. 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing was issued October 2009 and is effective January 1, 2010.

•

ASU No. 2009-16, Accounting for Transfers of Financial Assets, an amendment of ASC 860-10 (formerly SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 issued in June 2009) was issued in December 2009 and is effective January 1, 2010.

•

ASU No. 2009-17, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities, an amendment to ASC 810-10 (formerly SFAS No. 167, Amending FASB interpretation No. 46(R) issued in June 2009) was issued in December 2009 and is effective January 1, 2010.

Results of Operations

The following table summarizes our historical results of operations in U.S. dollars and as percentages of total revenue for the years ended December 31, 2007, 2008 and 2009:

	Years ended December 31,
	2007		2008		2009
	(in thousands, except percentage data)
Revenue:
CDC Software	$239,897	62%	$240,787	59%	$203,899	64%
CDC Global Services	103,230	27%	109,700	27%	75,149	23%
CDC Games	33,575	9%	44,901	11%	28,890	9%
China.com	11,409	3%	13,682	3%	12,180	4%

Total revenue	388,111	100%	409,070	100%	320,118	100%

Cost of revenue:
CDC Software	100,506	26%	110,830	27%	93,183	29%
CDC Global Services	79,008	20%	84,012	21%	62,294	19%
CDC Games	19,698	5%	26,453	6%	24,431	8%
China.com	4,283	1%	6,531	2%	5,077	2%

Total cost of revenue	203,495	52%	227,826	56%	184,985	58%

Gross margin	184,616	48%	181,244	44%	135,133	42%

Operating expenses:
Sales and marketing expenses	73,426	19%	73,830	18%	46,380	14%
Research and development expenses	22,743	6%	25,909	6%	18,019	6%
General and administrative expenses	88,645	23%	83,941	21%	66,080	21%
Exchange (gain) loss on deferred tax assets	(3,762)	1%	3,271	1%	(3,427)	1%
Amortization expenses	10,918	3%	11,663	3%	7,927	2%
Restructuring and other charges	4,226	1%	7,255	2%	5,510	2%
Goodwill impairment	—	0%	50,201	12%	—	0%

Total operating expenses	196,196	51%	256,070	63%	140,489	44%

Operating loss	(11,580)	3%	(74,826)	18%	(5,356)	2%
Other income (expense), net	(14,495)	4%	(37,277)	9%	30,160	9%

Income (loss) before taxes	(26,075)	7%	(112,103)	27%	24,804	8%
Income tax expense	(9,843)	3%	(1,168)	0%	(11,438)	4%

Income (loss) from continuing operations	(35,918)	9%	(113,271)	28%	13,366	4%
Loss from operations of discontinued subsidiaries, net of tax	(66,968)	17%	(2,295)	1%	—	0%

Net income (loss)	(102,886)	27%	(115,566)	28%	13,366	4%
Net (income) loss attributable to noncontrolling interest	(2,147)	1%	1,364	0%	(1,505)	0%

Net income (loss) attributable to controlling interest	$(105,033)	27%	$(114,202)	28%	$11,861	4%

Results of Operations of Our Operating Segments for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008:

	Year ended December 31, 2008
	CDC Software	CDC Global Services	CDC Games	China.com	Corporate	Total
	(in thousands)
License	$45,340	$4,431	$—	$—	$—	$49,771
Maintenance	103,606	—	—	—	—	103,606
Professional services	87,971	—	—	—	—	87,971
Consulting services	—	100,302	—	—	—	100,302
Hardware	3,870	4,967	—	—	—	8,837
CDC Games	—	—	44,901	—	—	44,901
China.com	—	—	—	13,682	—	13,682

Total revenue	240,787	109,700	44,901	13,682	—	409,070
License	19,946	2,868	—	—	—	22,814
Maintenance	15,937	—	—	—	—	15,937
Professional services	71,949	—	—	—	—	71,949
Consulting services	—	76,998	—	—	—	76,998
Hardware	2,998	4,146	—	—	—	7,144
CDC Games	—	—	26,453	—	—	26,453
China.com	—	—	—	6,531	—	6,531

Total cost of revenue	110,830	84,012	26,453	6,531	—	227,826

Gross margin	129,957	25,688	18,448	7,151	—	181,244
Sales and marketing expenses	54,177	8,703	8,327	2,623	—	73,830
Research and development expenses	25,909	—	—	—	—	25,909
General and administrative expenses	31,745	21,944	9,017	7,200	14,035	83,941
Exchange loss on deferred tax assets	3,271	—	—	—	—	3,271
Amortization expenses	6,843	3,292	589	—	939	11,663
Restructuring and other charges	5,011	1,324	1,059	(139)	—	7,255
Goodwill impairment	—	25,044	19,922	5,235	—	50,201

Total operating expenses	126,956	60,307	38,914	14,919	14,974	256,070

Operating income (loss)	$3,001	$(34,619)	$(20,466)	$(7,768)	$(14,974)	$(74,826)

Other expense, net						(37,277)

Loss before income taxes						(112,103)
Income tax expense						(1,168)

Loss from continuing operations						$(113,271)

	Year ended December 31, 2009
	CDC Software	CDC Global Services	CDC Games	China.com	Corporate	Total
	(in thousands)
License	$33,085	$1,266	$—	$—	$—	$34,351
Maintenance	99,775	—	—	—	—	99,775
Professional services	66,666	—	—	—	—	66,666
Consulting services	—	69,254	—	—	—	69,254
Hardware	3,757	4,629	—	—	—	8,386
SaaS implementation and support	616	—	—	—	—	616
CDC Games	—	—	28,890	—	—	28,890
China.com	—	—	—	12,180	—	12,180

Total revenue	203,899	75,149	28,890	12,180	—	320,118
License	18,699	595	—	—	—	19,294
Maintenance	14,663	—	—	—	—	14,663
Professional services	56,329	—	—	—	—	56,329
Consulting services	—	57,790	—	—	—	57,790
Hardware	3,081	3,909	—	—	—	6,990
SaaS implementation and support	411	—	—	—	—	411
CDC Games	—	—	24,431	—	—	24,431
China.com	—	—	—	5,077	—	5,077

Total cost of revenue	93,183	62,294	24,431	5,077	—	184,985

Gross margin	110,716	12,855	4,459	7,103	—	135,133
Sales and marketing expenses	32,483	4,239	7,273	2,363	22	46,380
Research and development expenses	18,005	—	—	14	—	18,019
General and administrative expenses	26,781	15,188	7,739	6,464	9,908	66,080
Exchange (gain) loss on deferred tax assets	(2,093)	6	—	(1,357)	17	(3,427)
Amortization expenses	4,533	2,424	23	—	947	7,927
Restructuring and other charges	3,351	587	627	—	945	5,510

Total operating expenses	83,060	22,444	15,662	7,484	11,839	140,489

Operating income (loss)	$27,656	$(9,589)	$(11,203)	$(381)	$(11,839)	$(5,356)

Other income, net						30,160

Income before income taxes						24,804
Income tax expense						(11,438)

Income from continuing operations						$13,366

Revenue

CDC Software

	Years ended December 31,		Change
	2008	2009	Amount	%
	(in thousands)
Licenses	$45,340	$33,085	$(12,255)	-27%
Maintenance	103,606	99,775	(3,831)	-4%
Professional services	87,971	66,666	(21,305)	-24%
Hardware	3,870	3,757	(113)	-3%
SaaS implementation and support	—	616	616	N/A

Total CDC Software revenue	$240,787	$203,899	$(36,888)	-15%

•

Total revenue decreased by $36.9 million or 15% from $240.8 million in 2008 to $203.9 million in 2009. Approximately $9.1 million of this decrease is attributed to fluctuations in currencies. We believe the remaining decrease is attributed to a weakened global economy. Our revenue mix also changed, with license revenue accounting for 19% of total revenue in 2008 compared to 16% in 2009, maintenance revenue increased from 43% in 2008 to 49% in 2009, professional services revenue declined from 36% in 2008 to 33% in 2009 and hardware remained unchanged at 2% of revenue in both 2008 and 2009.

•

License revenue decreased by $12.3 million or 27% from 2008 to 2009. We believe the weaker economy impacted our customers’ ability to spend and lengthened the time for their decision making. This trend began in the later stages of 2008 and continued throughout 2009. Approximately $1.5 million of the decrease is attributed to fluctuations in foreign currencies.

•

Maintenance revenue decreased by $3.8 million or 4% from 2008 to 2009. This decrease was primarily driven by a $4.6 million decline related to fluctuations in foreign currencies and a $7.3 million decrease in revenue due to attrition. This decline was partially offset by $6.4 million from new license sales that occurred throughout the year and $1.4 million in revenue from our maintenance “win-back” program launched in the second half of 2008.

•

Professional services revenue decreased by $21.3 million or 24% from 2008 to 2009. Our professional services revenue was largely impacted by the performance of our license revenue as customers buy new license or functionalities. Our license sales began to decline in the second half of 2008 and were under economic pressure throughout most of 2009, which directly impacted our professional services revenue. Additionally, in 2008, we experienced greater success than in 2009 with our efforts to maximize the use of our software within our installed base which contributed to lower revenue in 2009. Approximately $3.1 million of the decrease from 2008 to 2009 is attributed to fluctuations in currencies.

•

In the fourth quarter of 2009, CDC Software acquired two SaaS companies, gomembers, a provider of SaaS and on-premise enterprise solutions for the Not-For-Profit (NFP) and Non-Governmental Organizations (NGO) market, and Truition, an on-demand e-Commerce platform provider for retailers and brand manufacturers, as part of our strategy to expand our offerings in the growing on-demand software market.

CDC Global Services

	Years ended December 31,		Change
	2008	2009	Amount	%
	(in thousands)
License	$4,431	$1,266	$(3,165)	-71%
Consulting services	100,302	69,254	(31,048)	-31%
Hardware	4,967	4,629	(338)	-7%

Total CDC Global Services revenue	$109,700	$75,149	$(34,551)	-31%

•

License revenue decreased by $3.2 million, or 71% from $4.4 million in 2008 to $1.3 million in 2009. CDC Global Services no longer focuses on providing add-on software license sales to our IT consulting business and, as such, we experienced a decrease in license revenue.

•

Consulting services revenue decreased by $31.0 million, from $100.3 million in 2008 to $69.3 million in 2009. We believe this decrease primarily resulted from the weakening global economy, which caused customers to reduce expenditures on software development and delay their planned purchases. This trend commenced in the latter half of 2008 and accelerated throughout 2009.

•	Hardware revenue decreased from $5.0 million in 2008 to $4.6 million in 2009 primarily due to the impact of currency fluctuation in the Australia Dollar.

CDC Games

	Years ended December 31,		Change
	2008	2009	Amount	%
	(in thousands)
CDC Games revenue	$44,901	$28,890	$(16,011)	-36%

•

CDC Games revenue decreased by $16.0 million, or 36%, from $44.9 million in 2008 to $28.9 million in 2009. This decrease was primarily due to fewer updates to the existing games and only one launch of new game in 2009. During 2008, the Company introduced Yulgang version 3.0 and frequent updates to other games. However, the quality and frequency of updates to our games deteriorated in 2009 because of the age of the games and thus resulted in an overall decrease in revenue.

China.com

	Years ended December 31,		Change
	2008	2009	Amount	%
	(in thousands)
China.com revenue	$13,682	$12,180	$(1,502)	-11%

•

China.com revenue decreased by 11% from $13.7 million in 2008 to $12.2 million in 2009. This decrease was primarily attributable to a decrease in advertising revenue from travel media as the deterioration of the economy in early 2009 significantly affected advertising spending by the travel industry in Asia.

Gross Margin

CDC Software

	Years ended December 31,
	2008		2009		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Licenses	$25,394	56%	$14,386	43%	$(11,008)	-43%
Maintenance	87,669	85%	85,112	85%	(2,557)	-3%
Professional services	16,022	18%	10,337	16%	(5,685)	-35%
Hardware	872	23%	676	18%	(196)	-22%
SaaS implementation and support	—	N/A	205	33%	205	N/A

CDC Software gross margin	$129,957	54%	$110,716	54%	$(19,241)	-15%

•

Licenses’ gross margin as a percentage of revenue decreased from 56% in 2008 to 43% in 2009. The decrease was primarily due to lower license revenue impacted by a weakening global economy. The majority of the cost of licenses relates to the amortization of our software development, which is a fixed cost that is not impacted by the fluctuations in revenue. As a result, a decline in license revenue has a more immediate impact to our gross margin as a percentage of revenue.

•

Professional services’ gross margin as a percentage of revenue decreased from 18% to 16% from 2008 to 2009 as a result of a decrease in revenue. We operate with a certain amount of fixed costs to preserve skill sets and intellectual capital in our business. As revenue declines these fixed costs represent a larger percentage of service costs and did not decrease at the same rate as our revenue declined during 2009, which negatively impacted professional services’ gross margin in 2009.

CDC Global Services

	Years ended December 31,
	2008		2009		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
License	$1,563	35%	$671	53%	$(892)	-57%
Consulting services	23,304	23%	11,464	17%	(11,840)	-51%
Hardware	821	17%	720	16%	(101)	-12%

CDC Global Services gross margin	$25,688	23%	$12,855	17%	$(12,833)	-50%

•

Consulting services’ gross margin as a percentage of revenue decreased from 23% in 2008 to 17% in 2009, primarily due to the impact of the global economic conditions. These conditions resulted in price reductions, delayed implementations, and lower utilization rates.

CDC Games

	Years ended December 31,
	2008		2009		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
CDC Games gross margin	$18,448	41%	$4,459	15%	$(13,989)	-76%

•

CDC Games’ gross margin as a percentage of revenue decreased from 41% in 2008 to 15% in 2009, primarily due to lower revenue and the impairment in 2009 of games licenses we no longer plan to develop and take to market. Compared to 2008, we have fewer updates to existing games and only one game was launched in 2009. However, the majority of the cost of games are relatively fixed and not impacted by the fluctuations in revenue. As a result, the combining effect of the decline in games revenue and license impairment has a more immediate impact to the gross margin as a percentage of revenue.

China.com

	Years ended December 31,
	2008		2009		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
China.com gross margin	$7,151	52%	$7,103	58%	$(48)	-1%

•	China.com’s gross margin remained relatively unchanged from 2008 to 2009 due to the achievement of cost efficiencies in our print advertising business, which offset the reduction in revenue.

Operating Income (Loss)

CDC Software

•	Operating income for the year ended December 31, 2008 was $3.0 million or 1% of revenue compared to $27.7 million or 14% of revenue for the year ended December 31, 2009.

•

We experienced a significant reduction in our sales and marketing expenses, from $54.2 million in 2008 to $32.5 million in 2009. This reduction was largely driven by the annualized impact of the approximate 50 sales and marketing personnel reductions during 2008 and another decrease of approximately 40 personnel in 2009. Research and development expenses (R&D) decreased by $7.9 million in 2009 when compared to 2008 due to cost savings on normal R&D costs and transitioning additional R&D personnel to our off-shore R&D centers in India and China.

•

General and administrative expenses decreased by $4.9 million in 2009 when compared to 2008. This decrease includes $3.0 million in professional fees, $2.2 million in bad debt expenses and $1.8 million in personnel costs, offset by $2.3 million decrease in general and administrative expense allocated to CDC Corporation.

•

We recorded a $3.3 million foreign currency exchange loss in 2008 compared to a $2.1 million foreign currency gain in 2009. $5.4 million of this change in 2009 compared to 2008 is due to the impact of exchange (gain) loss on deferred tax assets.

•	Restructuring and other charges decreased by $2.1 million in 2009 when compared to 2008 due to lower employee termination expenses resulting from fewer headcount reductions in 2009 compared to 2008.

CDC Global Services

•	Operating loss for the year ended December 31, 2009, was $9.6 million or 13% of revenue compared to $34.6 million operating loss or 32% of revenue for the year ended December 31, 2008.

•

Gross margin declined by $12.8 million in 2009 primarily due to general economic conditions, but was offset by total cost savings in our operating metrics (other than Goodwill impairment) of $13.3 million.

•	Sales and marketing expense decreased by $4.5 million due to our increased reliance on our consultants’ relationships with clients to generate additional business.

•

General and administrative expenses decreased by $6.8 million as a result of lower revenue and less demand for back office support. We also realized cost savings as a result of our utilizing shared service back office support across all of CDC Corporation.

•	Goodwill impairment charge was nil in 2009 compared to $25.0 million in 2008.

CDC Games

•

Operating loss for CDC Games for the year ended December 31, 2009, was $11.2 million or 39% of revenue compared to an operating loss of $20.5 million or 46% of revenue for the year ended December 31, 2008.

•	Gross margin declined by $14.0 million in 2009 compared to 2008 and was partially offset by decreased sales and marketing expenses as well as decreased general and administrative expenses.

•	Goodwill impairment charge was nil in 2009 compared to $20.0 million in 2008.

China.com

•	Operating loss for China.com for the year ended December 31, 2009 was $0.4 million or 3% of revenue compared to operating loss of $7.8 million or 57% of revenue for the year ended December 31, 2008.

•

The decrease in operating loss was largely due to the decrease in general and administrative expenses as China.com continued to consolidate its facilities and headcount. Also, included in the 2008 operating loss was a goodwill impairment charge of $5.3 million and no such charge was incurred in 2009.

Corporate

•

Operating expenses for CDC Corporate decreased by $3.2 million, from $15.0 million in 2008 to $11.8 million in 2009. The decrease is primarily attributable to a reduction of $3.1 million in stock compensation expense related to changes in the stock compensation plan for executives and allocation of stock compensation expense to other business units in 2009. We also recorded $0.9 million in restructuring expenses for impairment of intangible assets in 2009, which was offset by a $0.8 million cost savings in personnel expenses and audit fees.

Other Income (Expense), Net Components

	Years ended December 31,
	2008	2009
	(in thousands)
Interest income	$7,960	$1,773
Interest expense	(8,981)	(5,348)
Gain on disposal of available-for-sale securities	127	2,173
Gain on disposal of subsidiaries and cost investments	580	—
Impairment of available-for-sale securities	(8,501)	—
Loss on change in fair value of derivatives	(30,283)	(5,012)
Gain on purchase of convertible notes	1,081	38,184
Share of earnings (losses) in equity investees	740	(512)
Other expense, net	—	(1,098)

Total other income (expense), net	$(37,277)	$30,160

•

Interest income decreased by $6.2 million in 2009 due to lower average balances on interest bearing assets such as collateralized debt obligations (“CDOs”) and cash. Interest income from CDOs decreased by 93% from $4.4 million in 2008 to $0.3 million in 2009 due to our disposal of our underlying CDO portfolio in 2009. Interest income from cash decreased by 62% from $3.6 million in 2008 to $1.4 million in 2009 due to a decreased average balance of cash as a result of our repurchase of convertible notes in 2009.

•

Interest expense decreased $3.6 million from $9.0 million in 2008 to $5.3 million in 2009 primarily due to the repurchase of convertible notes in 2009. In 2009, we repurchased, through our wholly-owned subsidiary, CDC Delaware Corp., approximately 75% or $123.3 million of par value of convertible notes outstanding as of December 31, 2008. The repurchase of these notes decreased interest expense paid to note holders by $3.3 million, from $6.3 million in 2008 to $3.0 million in 2009. The remaining decrease was due to having lower interest-bearing loan balances during 2009.

•	Gain on disposal of available-for-sale securities of $2.1 million in 2009 represents gain on our disposal of CDO investments and equity securities.

•

Impairment of available-for-sale securities of $8.5 million in 2008 represents other-than-temporary impairment losses recorded on our CDO investments and other available-for-sale securities. We based the fair value of these investments on binding quotes received from third parties.

•

The loss on change in fair value of derivatives for the years ended December 31, 2008 and 2009 is related to the compound embedded derivative within the convertible notes issued in November 2006 (Note 11).

•

The gain on purchase of convertible notes of $38.2 million in 2009 represents the difference between actual cost of redemption and carrying value of the convertible notes, including the compound embedded derivatives.

Income Taxes

•

We recorded income tax expense from continuing operations of $1.2 million in 2008 compared to $11.4 million in 2009. Our total income tax provision is determined entity by entity in each taxing jurisdiction in which it operates. We recorded tax expense in 2008 even though we recorded a significant loss from continuing operations. This is a result of having impairment losses that are not deductible for the purposes of income taxes. In addition, we generated taxable income in jurisdictions that have a high statutory tax rate.

•

As of December 31, 2009, we have a valuation allowance of approximately $62.5 million relating primarily to net operating losses. This amount is approximately the same as it was December 31, 2008. However, the components of the deferred tax asset that required a valuation allowance changed during the year. Certain deferred tax assets that had a valuation allowance expired, and as a result, the valuation allowance was also reduced, with no net impact on income tax expense. In addition, management determined that certain deferred tax assets that did not previously require a valuation allowance or that were created during 2009 are not likely to be realized, and as a result, we booked an additional valuation allowance which increased our income tax expense. In future periods, our effective tax rate may be increased or decreased based on changing assessments of whether our deferred tax assets are more likely than not to be realized.

Loss from operations of discontinued subsidiaries, net of tax:

•

Loss from operations of discontinued subsidiaries was $2.3 million and nil for the years ended December 31, 2008 and 2009, respectively. During 2008, we discontinued the operations of the MVAS and CGI businesses. Historically, the operations of MVAS were included in China.com reporting segment and the operations of CGI were included in CDC Games reporting segment. All 2008 and historical results related to these two businesses have been classified as discontinued operations on the consolidated statements of operations.

Results of Operations of Our Operating Segments for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007:

	Year ended December 31, 2007
	CDC Software	CDC Global Services	CDC Games	China.com	Corporate	Total
	(in thousands)
License	$62,045	$3,236	$—	$—	$—	$65,281
Maintenance	86,586	—	—	—	—	86,586
Professional services	86,924	—	—	—	—	86,924
Consulting services	—	97,748	—	—	—	97,748
Hardware	4,342	2,246	—	—	—	6,588
CDC Games	—	—	33,575	—	—	33,575
China.com	—	—	—	11,409	—	11,409

Total revenue	239,897	103,230	33,575	11,409	—	388,111
License	18,937	2,738	—	—	—	21,675
Maintenance	11,623	—	—	—	—	11,623
Professional services	66,997	—	—	—	—	66,997
Consulting services	—	73,939	—	—	—	73,939
Hardware	2,949	2,331	—	—	—	5,280
CDC Games	—	—	19,698	—	—	19,698
China.com	—	—	—	4,283	—	4,283

Total cost of revenue	100,506	79,008	19,698	4,283	—	203,495

Gross margin	139,391	24,222	13,877	7,126	—	184,616

Sales and marketing expenses	60,529	4,028	6,376	2,244	249	73,426
Research and development expenses	22,579	164	—	—	—	22,743
General and administrative expenses	36,861	17,542	6,744	10,488	17,010	88,645
Exchange gain on deferred tax assets	(3,762)	—	—	—	—	(3,762)
Amortization expenses	5,820	3,267	882	(20)	969	10,918
Restructuring and other charges	1,910	(307)	68	1	2,554	4,226

Total operating expenses	123,937	24,694	14,070	12,713	20,782	196,196

Operating income (loss)	$15,454	$(472)	$(193)	$(5,587)	$(20,782)	$(11,580)

Other expense, net						(14,495)

Loss before income taxes						(26,075)
Income tax expense						(9,843)

Loss from continuing operations						$(35,918)

	Year ended December 31, 2008
	CDC Software	CDC Global Services	CDC Games	China.com	Corporate	Total
	(in thousands)
License	$45,340	$4,431	$—	$—	$—	$49,771
Maintenance	103,606	—	—	—	—	103,606
Professional services	87,971	—	—	—	—	87,971
Consulting services	—	100,302	—	—	—	100,302
Hardware	3,870	4,967	—	—	—	8,837
CDC Games	—	—	44,901	—	—	44,901
China.com	—	—	—	13,682	—	13,682

Total revenue	240,787	109,700	44,901	13,682	—	409,070

License	19,946	2,868	—	—	—	22,814
Maintenance	15,937	—	—	—	—	15,937
Professional services	71,949	—	—	—	—	71,949
Consulting services	—	76,998	—	—	—	76,998
Hardware	2,998	4,146	—	—	—	7,144
CDC Games	—	—	26,453	—	—	26,453
China.com	—	—	—	6,531	—	6,531

Total cost of revenue	110,830	84,012	26,453	6,531	—	227,826

Gross margin	129,957	25,688	18,448	7,151	—	181,244

Sales and marketing expenses	54,177	8,703	8,327	2,623	—	73,830
Research and development expenses	25,909	—	—	—	—	25,909
General and administrative expenses	31,745	21,944	9,017	7,200	14,035	83,941
Exchange loss on deferred tax assets	3,271	—	—	—	—	3,271
Amortization expenses	6,843	3,292	589	—	939	11,663
Restructuring and other charges	5,012	1,323	1,059	(139)	—	7,255
Goodwill impairment	—	25,044	19,922	5,235	—	50,201

Total operating expenses	126,957	60,306	38,914	14,919	14,974	256,070

Operating income (loss)	$3,000	$(34,618)	$(20,466)	$(7,768)	$(14,974)	$(74,826)

Other expense, net						(37,277)

Loss before income taxes						(112,103)
Income tax expense						(1,168)

Loss from continuing operations						$(113,271)

Revenue

CDC Software

	Years ended December 31,		Change
	2007	2008	Amount	%
	(in thousands)
Licenses	$62,045	$45,340	$(16,705)	-27%
Maintenance	86,586	103,606	17,020	20%
Professional services	86,924	87,971	1,047	1%
Hardware	4,342	3,870	(472)	-11%

Total CDC Software revenue	$239,897	$240,787	$890	0%

•

Total revenue was essentially unchanged from 2007 to 2008, increasing by $0.9 million, from $239.9 million in 2007 to $240.8 million in 2008. Our mix of total revenues changed significantly, with license revenues decreasing from $62.0 million in 2007 to $45.3 million in 2008, maintenance revenues rising from $86.6 million in 2007 to $103.6 million in 2008, and professional services revenues increasing slightly from $86.9 million in 2007 to $88.0 million in 2008.

•

License revenue decreased by 27%, or $16.7 million, from $62.0 million in 2007 to $45.3 million in 2008. We believe this decrease primarily resulted from the weakening global economy, which caused customers to reduce expenditures on software applications and delay their planned purchases. This trend accelerated in the latter half of 2008.

•

Maintenance revenue increased by 20%, or $17.0 million, from $86.6 million in 2007 to $103.6 million in 2008. This increase was due in part to $6.5 million related to the full year impact of the Catalyst acquisition. Catalyst, a provider of enterprise supply chain software and hardware solutions, was acquired in September 2007. Our maintenance retention rate was 92% and the application of our contractual consumer price increase clause contributed $2.4 million to the increase. This more than offset the smaller amount of new maintenance revenue from new license sales of $9.1 million associated with the decrease in license sales in 2008. The increase in our maintenance revenues was also due in part to $5.5 million from increased sales to our existing customer base and $0.6 million from our success in winning back former customers through a “win-back” program that was put in place in the second half of 2008. These increases were partially offset by $6.9 million decrease due to lost customers.

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

CDC Global Services

	Years ended December 31,		Change
	2007	2008	Amount	%
	(in thousands)
Licenses	$3,236	$4,431	$1,195	37%
Consulting services	97,748	100,302	2,554	3%
Hardware	2,246	4,967	2,721	121%

Total CDC Global Services revenue	$103,230	$109,700	$6,470	6%

•

License revenue increased by $1.2 million, from $3.2 million in 2007 to $4.4 million in 2008, primarily due to 3rd party license sales associated with our Catalyst SAP business. The Catalyst SAP business was part of the Catalyst acquisition that was completed in 2007.

•

Consulting services revenue increased by $2.6 million, from $97.7 million in 2007 to $100.3 million in 2008. This increase was partially due to the $6.0 million impact from the full year revenue associated with the 2007 Catalyst acquisition. We believe the offset against this increase primarily resulted from the weakening global economy, which caused customers to reduce expenditures on software applications and delay their planned purchases.

•

Hardware revenue almost doubled in 2008, increasing from $2.2 million in 2007 to $5.0 million in 2008. This increase was associated with our service offerings in Australia and our increasing ability to become a single source for consulting services and associated hardware.

CDC Games

	Years ended December 31,		Change
	2007	2008	Amount	%
	(in thousands)
CDC Games revenue	$33,575	$44,901	$11,326	34%

•

CDC Games revenue increased by $7.4 million due to the full year impact of the 2007 acquisition of Optics and by $7.8 million due to the improved performance of the Special Force game. This increase was partially offset by a $3.9 million decrease in Yulgang’s revenue due to our dispute with Mgame, the developer of Yulgang. This dispute was resolved in the first quarter of 2008, but still negatively impacted the performance of the game during 2008.

China.com

	Years ended December 31,		Change
	2007	2008	Amount	%
	(in thousands)
China.com revenue	$11,409	$13,682	$2,273	20%

•

China.com revenue increased primarily due to the growth in online advertising sales from its portal business. This advertising sales growth was due to enhanced brand equity, strategic partnerships with an increasing number of industry leaders, and sales growth over the automobile and gaming channels.

Gross Margin

CDC Software

	Years ended December 31,
	2007		2008		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Licenses	$43,108	69%	$25,394	56%	$(17,714)	-41%
Maintenance	74,963	87%	87,669	85%	12,706	17%
Professional services	19,927	23%	16,022	18%	(3,905)	-20%
Hardware	1,393	32%	872	23%	(521)	-37%

CDC Software gross margin	$139,391	58%	$129,957	54%	$(9,434)	-7%

•

Gross margin as a percentage of revenue (“gross margin percentage”) decreased mostly due to the decrease in our gross profit from license sales, which decreased by $17.7 million, or 41%, for 2008 as compared to 2007.

•

License sales decreased as a result of the weakening global economy, which caused customers to reduce expenditures on software applications and delay their planned purchases. On a percentage basis, 2007 gross profit was 69% compared to gross profit of 56% for 2008.

•

Gross profit from maintenance increased by 17% or $12.7 million from $75.0 million in 2007 to $87.7 million in 2008. Cost of maintenance increased by 37%, or $4.3 million, from $11.6 million in 2007 to $15.9 million in 2008. $2.8 million of the increase in cost of revenues from maintenance was substantially due to the full year impact of the Catalyst acquisition in 2007 and was partially offset by our headcount reduction. When combined with increased maintenance revenues, this increase resulted in a 2% decrease in maintenance gross margin percentage.

•

Gross profit from professional services decreased by $3.9 million from 2007 to 2008. Cost of professional services increased by 7%, or $5.0 million, from $67.0 million in 2007 to $71.9 million in 2008 as a result of an increase in the number of professional service projects associated with the implementation of new versions of our software products. The increase in cost of professional services combined with a lower effective billing rate in connection with new software products that became generally available in 2008, led to a 5% decrease in professional services gross margin percentage.

CDC Global Services

	Years ended December 31,
	2007		2008		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Licenses	$498	15%	$1,563	35%	$1,065	214%
Consulting services	23,809	24%	23,304	23%	(505)	-2%
Hardware	(85)	-4%	821	17%	906	-1066%

CDC Global Services gross margin	$24,222	23%	$25,688	23%	$1,466	6%

•

The Consulting services gross margin percentage slightly decreased from 24% in 2007 to 23% in 2008. This was partially offset by an increase in license and hardware gross margins in 2008, resulting in a flat gross margin of 23% in both 2007 and 2008.

CDC Games

	Years ended December 31,
	2007		2008		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
CDC Games gross margin	$13,877	41%	$18,448	41%	$4,571	33%

•	CDC Games gross margin percentage remained flat from 2007 to 2008, however the increase in Games revenue caused an increase in gross margin of $4.6 million.

China.com

	Years ended December 31,
	2007		2008		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
China.com gross margin	$7,126	62%	$7,151	52%	$25	0%

•	China.com gross margin percentage decreased due to lower revenues from our portal services, which have higher gross margins than our other mobile services.

Operating Income (Loss)

CDC Software

•	Operating income for the year ended December 31, 2008 was $3.0 million or 1% of revenue compared to $15.5 million or 6% of revenue for the year ended December 31, 2007.

•

Sales and marketing expenses decreased 10%, or $6.4 million, from $60.5 million in 2007 to $54.2 million in 2008. The majority of this decrease was attributable to headcount decreases of approximately 50 people in the third quarter of 2008 resulting from the realignment of our sales force with the demands of the market.

•

Research and development expenses increased 15% or $3.3 million, from $22.6 million in 2007 to $25.9 million in 2008. The increase was primarily due to costs incurred in the development of new releases for our Ross ERP and Pivotal CRM products, which were incrementally offset by headcount reductions in the third quarter of 2008.

•

General and administrative expenses decreased 14% or $5.1 million, from $36.9 million in 2007 to $31.7 million in 2008, primarily related to increased allocation for shared service center operated by CDC Software. Included in these types of expenses are expenses incurred by shared service centers on behalf of and for the account of entities under common control of CDC Corporation. The shared service center performs certain back office accounting and finance support functions, such as billing, collections, payroll processing, accounts payable processing, vendor maintenance, cash management, accounting, consolidations, and financial closing and reporting. During 2008, we integrated the vast majority of our previously decentralized back office functions of our wholly-owned subsidiaries as well as of other entities under common control of CDC Corporation into the shared service center operated by CDC software, resulting in a higher proportion of services and associated costs performed by the shared service center and allocated to other subsidiaries of CDC Corporation benefiting from these services.

•

Exchange (gain) loss changed by $7.0 million, from a $3.8 million gain in 2007 to a $3.3 million loss in 2008. This is due to exchange gains and losses associated with a deferred tax asset at our Pivotal subsidiary.

•

Amortization expenses increased by 18% or $1.0 million from $5.8 million in 2007 to $6.8 million in 2008. The majority of this increase was attributable to the full year impact of the Catalyst acquisition.

•

Restructuring and other charges increased 162% or $3.1 million, from $1.9 million in 2007 to $5.0 million in 2008. The increase was primarily due to employee terminations at our Ross and Pivotal locations. Headcount reduced by approximately 25 in general and administrative, 28 in service and support, 46 in research and development and 53 in sales and marketing for a total of 152. These headcount reductions were concentrated in the third quarter of 2008.

CDC Global Services

•	Operating loss for the year ended December 31, 2008, was $34.6 million or 32% of revenue compared to $0.5 million operating loss or 0% of revenue for the year ended December 31, 2007.

•

This operating loss in 2008 was largely due to a goodwill impairment of $25.0 million and $1.1 million intangible asset impairment of customer base and trade names. The 2007 operating income included a $6.7 million gain on the sale of our Ion Global business.

CDC Games

•	Operating loss for the year ended December 31, 2008, was $20.5 million or 46% of revenue compared to operating loss of $0.2 million or 1% of revenue for the year ended December 31, 2007.

•	The substantial loss mainly resulted from the goodwill impairment charge of $20.0 million and intangible asset impairment charge of $1.7 million related to various games licenses.

China.com

•	Operating loss for the year ended December 31, 2008, was $7.8 million or 57% of revenue compared to an operating loss of $5.6 million or 49% of revenue for the year ended December 31, 2007.

•	The operating loss was primarily attributed to a goodwill impairment charge of $5.2 million.

•	Sales and Marketing as well as General and Administrative costs decreased from 2007 to 2008 despite the increase in revenue.

Corporate

•

Operating expenses in 2008 decreased $5.8 million, from $20.8 million in 2007 to $15.0 million in 2008. The decrease is primarily due to lower professional fees of approximately $2.7 million in 2008 and 2007 expenses included a $2.6 million restructuring charge related to cost investments and other assets.

Other Income (Expense), Net Components

	Years ended December 31,
	2007	2008
	(in thousands)
Interest income	$12,860	$7,960
Interest expense	(8,937)	(8,981)
Gain on disposal of available-for-sale securities	514	127
Gain on disposal of subsidiaries and cost investments	561	580
Impairment of available-for-sale securities	(13,497)	(8,501)
Loss on change in fair value of derivatives	(5,996)	(30,283)
Gain on purchase of convertible notes	—	1,081
Share of earnings (losses) in equity investees	—	740

Total other income (expense), net	$(14,495)	$(37,277)

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

Income Taxes

•

We recorded income tax expense from continuing operations of $1.2 million in 2008 compared to $9.8 million in 2007. Our total income tax provision is determined entity by entity in each taxing jurisdiction in which it operates. We recorded tax expense in 2008 even though we recorded a significant loss from continuing operations. This is a result of having impairment losses that are not deductible for the purposes of income taxes. In addition, we generated taxable income in jurisdictions that have a high statutory tax rate. As of December 31, 2008, management concluded that it is more likely than not that the Company will realize a substantial portion of our existing deferred tax asset and, therefore, management released a valuation allowance of approximately $0.3 million. As of December 31, 2008, we have a valuation allowance of approximately $62.4 million relating primarily to net operating losses.

Loss from operations of discontinued subsidiaries, net of tax:

•

Loss from operations of discontinued subsidiaries was $67.0 million and $2.3 million for the years ended December 31, 2007 and 2008, respectively. The loss from operations of discontinued subsidiaries in 2007 includes $71.1 million goodwill impairment. During 2008, we decided to discontinue the operations of the MVAS and CGI businesses. Historically, the operations of MVAS were included in China.com reporting segment and the operations of CGI were included in CDC Games reporting segment. All 2008 and historical results related to these two businesses have been classified as discontinued operations on the consolidated statements of operations.

B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Net cash provided by operating activities	$9,284	$25,597	$30,847
Net cash provided by (used in) investing activities	(98,989)	46,560	234
Net cash provided by (used in) financing activities	4,726	(49,209)	(82,918)
Effect of exchange rate changes on cash	3,649	527	1,434

Net increase (decrease) in cash and cash equivalents	(81,330)	23,475	(50,403)
Cash and cash equivalents at beginning of period	223,548	142,218	165,693

Cash and cash equivalents at end of period	$142,218	$165,693	$115,290

Sources and Uses of Cash for the Year ended December 31, 2009

Operating Activities

Net cash provided by operating activities increased from $25.6 million in 2008 to $30.8 million in 2009. The $5.3 million increase partially resulted from a decrease in net income adjusted for non-cash charges and gains of $2.0 million, from $32.8 million in 2008 to $34.7 million in 2009. In addition, working capital requirements decreased by $3.3 million as a result of decreases in other assets, accounts payable, accrued liabilities, deferred revenue, income tax payable and other liabilities; partially offset by increases in accounts receivable and deposits, prepayments and other receivables. Accounts receivable and deposits, prepayments and other receivables were a source of cash of $17.2 million in 2009 compared to $11.1 million in 2008. Other assets, accounts payable, accrued liabilities, deferred revenue, income tax payable and other liabilities were a use of cash of $21.1 million in 2009 compared to $18.3 million in 2008.

Investing Activities

Net cash provided by investing activities decreased by $46.3 million for the year ended December 31, 2009, from $46.6 million in 2008 to $0.2 million in 2009. This reflects lower net proceeds from disposal of available-for-sale securities which totaled $77.9 million in 2008 compared to $33.6 million in 2009. Cash requirements for acquisitions increased by $25.3 million in 2009 primarily due to the acquisitions of WKD Solutions, Activplant, Truition and gomembers. This was offset by decreased cash requirements of $18.5 million for the acquisition of investments, $3.7 million for the payment for capitalized software, $2.5 million for the purchase of intangible assets, and $1.3 million for the purchase of property, plant and acquisition.

Financing Activities

Net cash used in financing activities totaled $82.9 million for the year ended December 31, 2009 compared to $49.2 million for the year ended December 31, 2008. This increase was primarily due to a $101.7 million expenditure on the repurchase of convertible notes, $19.0 million dividend distribution by China.com and $12.5 million repayment of loans; offset by $52.7 million in proceeds from the issuance of share capital primarily through the public offering of CDC Software and $1.0 million in proceeds from bank loans.

Future cash requirements and sources of liquidity

Convertible bonds

In November 2006, we issued an aggregate of $168.0 million of 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

Since this time, we have repurchased a significant portion of these Notes. As of December 31, 2009, our subsidiary, CDC Delaware Corp., was the holder of $124.8 million in principal amount, or 75.2% of the total aggregate amount outstanding of Notes, and Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd. (collectively, “Evolution”), were the holders of an aggregate of $41.2 million, or 24.8% of the total aggregate amount outstanding of Notes.

The Notes and the Note Purchase Agreement dated as of November 2006 related thereto (the “Note Purchase Agreement”) contain certain negative covenants, including restrictions on our ability to incur debt, create, assume or incur any mortgage, pledge, lien, or other security interest, pay dividends to our common shareholders (other than dividends of our common shares), and repurchase any shares of our capital stock or any of our subsidiaries under certain circumstances. The Notes Purchase Agreement also affords the note investors with certain anti-dilution protections. To the extent the negative covenants set forth above may be found to still be applicable to us, they may have the effect of limiting our ability to operate our businesses and financial affairs in certain manners, which may have a material, adverse effect on our business, financial condition and results of operations.

The Note Purchase Agreement originally provided that, if neither CDC Software International nor CDC Games International was able to complete a “qualified initial public offering,” or Qualified IPO, prior to November 13, 2009, holders would have the option to require the Company to redeem the Notes at a redemption price of principal plus accrued and unpaid interest, calculated at the rate of 12.5% per annum applied retroactively from November 13, 2006 to the date of redemption.

On November 11, 2009, CDC Delaware executed an Amendment No. 1 to Notes and Note Purchase Agreement that amended the Notes and Note Purchase Agreement to: (i) amend the definition of Qualified IPO (as defined in the Note Purchase Agreement) to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a Qualified IPO; and (ii) reduce the amount of proceeds necessary to achieve a Qualified IPO, via the definition of Minimum IPO Amount, from $100.0 million to $40.0 million. Additionally, on June 18, 2010, we further amended the Note Purchase Agreement to revise the definition of Termination Date and Software Facility (both as defined in the Note Purchase Agreement).

Additionally, on June 18, 2010, CDC Delaware executed another amendment to the Note Purchase Agreement to amend the definition of: (i) Termination Date, to provide that it shall occur on the earlier of (a) the first date on which the aggregate principal amount of all Notes then outstanding and held by non-affiliates of CDC Corporation is less than twenty five percent (25%) of the aggregate principal amount of the Notes issued on the Closing Date and (b) in the event that a QIPO has occurred at least thirty (30) days prior to the three-year anniversary of the Closing Date, such three-year anniversary; and (ii) Software Facility, to mean a credit facility that is made available to CDC Software and/or its affiliates or subsidiaries by Silicon Valley Bank or a comparable financial institution provided the aggregate principal amount of the facility does not exceed thirty million dollars (US$30.0 million) and is not guaranteed by CDC Corporation.

As a result of these amendments, we believe that that the negative covenants are no longer applicable and that the holder redemption option provided in the Note Purchase Agreement, which would have required us to pay, not later than December 16, 2009, an aggregate of approximately $52.0 million, consisting of the remaining principal outstanding on the Notes held by such non-affiliates together with accrued interest at the rate of 12.5% per annum applied retroactively to the issue date of November 13, 2006, is both no longer exercisable by such holders, and is no longer of any force or effect.

Notwithstanding the foregoing, in November 2009, we received a notification from Evolution purporting to elect to exercise the holder redemption option under the Notes. Furthermore, on December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against us in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their Notes, together with accrued and retroactive interest. Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in its lawsuit against us. On April 28, 2010, the New York Court denied Evolution’s motion for summary judgment.

On March 2, 2010, we filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the Note Purchase Agreement, breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

We have advised our subsidiary, CDC Software Corporation, that we may request that it provide us with a loan, distribution or other funding to assist us in settling any obligations we may ultimately be deemed to have under the Notes. Furthermore, Evolution has asserted that our non-payment of the holder redemption amount and certain other actions constitute events of default under the Notes. We disagree with Evolution’s allegation. However, if it is ultimately determined that a default has occurred, the full amount of the derivative will need to be reclassified to accrued interest.

Future cash requirements

In the foreseeable future, we expect that our primary cash requirements will be to fund working capital including payment of contractual obligations, research and development expenses, debt repayments, and fund contingent consideration payable for certain of our acquisitions.

The following table summarizes our contractual obligations as of December 31, 2009:

	Payments due by period, in thousands
	Total	Less than 1 year	1–3 years	3-5 years	More than 5 years
Operating lease obligations (1)	$26,311	$8,361	$10,303	$6,625	$1,022
Short-term debt obligations (2)	$64,859	$64,859	$—	$—	$—
Interest on short-term debt obligations	$186	$186	$—	$—	$—
Interest on convertible notes	$7,421	$7,421	$—	$—	$—
Purchase considerations (3)	$3,267	$2,457	$810	$—	$—

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
(2)	Short-term debt obligations consist of convertible notes and short-term loans.
(3)	Purchase considerations include fixed and adjustable payments contingent upon meeting certain performance requirements.

At December 31, 2009, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $10.4 million. This liability represents an estimate of tax positions that we have taken in our tax returns that may ultimately not be sustained upon examination by the tax authorities. Since the ultimate amount and timing of any future cash settlements cannot be predicted with reasonable certainty, the estimated liability has been excluded from the contractual obligations table.

Future sources of liquidity

We believe that cash flows from operating activities, combined with our existing cash of $115.3 million as of December 31, 2009 is sufficient to meet our present cash requirements.

Our continued ability to meet cash requirements will depend on our ability to generate cash in the future, which is subject to financial, competitive, economic, regulatory and other factors that are beyond our control. If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, we may need to borrow against our lines of credit or issue other long- or short-term debt or equity, if the market and the terms of our existing debt instruments permit.

Credit Line Agreements

(i) $30.0 million Line of Credit

On April 27, 2010, Ross Systems, Inc. (“Ross”) and CDC Software Corporation (“CDC Software”), both subsidiaries of the Company entered into a Credit Agreement (“Credit Facility”) with Wells Fargo Capital Finance, LLC (formerly Wells Fargo Foothill, LLC), as agent. Pursuant to the Credit Facility, Wells Fargo Capital Finance made available a senior secured revolving credit facility of up to $30.0 million. Under the Credit Facility, CDC Software is an unsecured guarantor, each of CDC Software’s subsidiaries, Pivotal Corporation and CDC Software, Inc., are secured guarantors, and Ross is the borrower. Advances under the Credit Facility may be used for among other things, general corporate purposes, strategic growth initiatives such as mergers and acquisitions, working capital and capital expenditures, and, subject to certain conditions, up to $15.0 million under the Credit Facility may be provided by CDC Software to CDC Corporation.

The Credit Facility provides that revolving loans and letters of credit may be provided, subject to availability requirements, which are determined pursuant to a borrowing base calculation of a percentage of CDC Software’s trailing twelve month maintenance revenue, as defined in the Credit Agreement.

Borrowings under the Credit Facility bear interest at either a Base Rate or LIBOR Rate, as Ross may elect from time to time.

Obligations under the Credit Facility are secured by a first priority security interest in all of Ross’s and the secured guarantors’ assets, including without limitation, all accounts, equipment, inventory, chattel paper, records, intangibles, deposit accounts and cash and cash equivalents, as well as certain intellectual property.

The Credit Facility expires on April 27, 2014 and contains customary affirmative and negative covenants for credit facilities of its type, including limitations on CDC Software with respect to the incurrence of indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. In addition, the Credit Facility imposes limitations on CDC Software’s ability to transfer funds between it and certain of its subsidiaries as well as between CDC Software and us, which could materially and adversely affect our operations and financial condition and those of our subsidiaries and affiliates. The Credit Facility also includes financial covenants including minimum EBITDA, fixed charge coverage ratio requirements and recurring revenue requirements.

As of May 31, 2010, CDC Software had $15.0 million outstanding and approximately $15.0 million of availability under the Credit Facility.

(ii) Promissory Note

In March 2009, a convertible note holder exchanged its outstanding convertible notes for cash plus a Promissory Note for $15.0 million aggregate principal amount with an interest rate of 8% per annum. As of December 31, 2009, we had paid down $8.0 million of the aggregate principal amount of the Promissory Note with accrued interest. The Promissory Note had an outstanding balance of $7.6 million as of December 31, 2009. The balance is due to be paid in full by September 2010.

(iii) $6.0 million Line of Credit

One of our subsidiaries has a line of credit with a financial institution in which the subsidiary may borrow up to $6.0 million. This line of credit had an outstanding balance of $5.3 million and $3.7 million as of December 31, 2008 and 2009, respectively, and the unused portion was $0.9 million and $2.3 million at December 31, 2008 and 2009, respectively. Accrued unpaid interest is payable monthly based upon the higher of LIBOR for the applicable interest rate period plus 2.2% per annum or 5%, but under no circumstances will the interest rate be less than 5.0% per annum. The line of credit expires in August 2010 and is secured by the assets of the subsidiary. As of December 31, 2009, the Company is in compliance with the leverage ratio covenant of less than 3.5% and fixed charge coverage ratio covenant of greater than 1.3%.

(iv) Revolving Line of Credit

We utilized a margin facility to draw a revolving line of credit, with balances outstanding of $2.3 million at December 31, 2008. This facility was closed during 2009.

(v) Line of Credit Secured by Accounts Receivable

Under the line of credit arrangement between a financial institution and one of our subsidiaries, the financial institution allows the subsidiary to borrow up to 80% of the subsidiary’s accounts receivable balance. The line of credit has not been used since fourth quarter 2008 and outstanding balance was nil as of December 31, 2008 and 2009, respectively.

As of December 31, 2009, we were in compliance with all of its debt covenants.

Restrictions on our Liquidity

While we have cash of $115.3 million as of December 31, 2009, $48.0 million and $40.3 million of the cash are held at China.com, a 79% owned subsidiary listed on the Growth Enterprise Market of the

Hong Kong Stock Exchange, and CDC Software, an 84% owned subsidiary listed on the NASDAQ, respectively.

Although we have the ability to appoint a majority of the board of directors of China.com and CDC Software, the boards of directors of both companies owes fiduciary duties to the shareholders to act in the best interests of and use the assets of these business units, including the cash balance and securities, for the benefit of such shareholders. As a result, aside from the board of directors declaring a dividend to its shareholders for which we would receive a pro rata portion as shareholder or a related party inter-company loan or similar transaction with us, which would likely require the approval of the minority shareholders, we have limited ability to transfer or move the cash and securities balance to, or to use the amounts of the cash and securities balance for the benefit of, us at the parent entity level or our other subsidiaries outside of the China.com and CDC Software chain of subsidiaries.

Additionally, the Credit Facility imposes limitations on CDC Software’s ability to transfer funds between it and certain of its subsidiaries as well as between CDC Software and us. CDC Software also has limited ability to transfer or move the cash and securities balance to, or to use the amounts of the cash and securities balances for the benefit of, us and our affiliates and subsidiaries other than CDC Software, and other of CDC Software subsidiaries.

Substantially all of the revenue and operating expenses of our CDC Games and China.com businesses are denominated in renminbi. The renminbi is currently convertible to foreign currency with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import/export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of principal of loans. Currently, our PRC subsidiaries may purchase foreign exchange currencies for settlement of “current account transactions,” including payment of dividends to us and payment of license fees to content licensors, without the approval of the State Administration for Foreign Exchange, or SAFE. Our PRC subsidiaries may also retain foreign exchange currencies in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate the ability of our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside the PRC, including by means of loans or capital contributions from us.

Uncertainties regarding our liquidity

We believe the following uncertainties are the most significant uncertainties regarding our liquidity:

•

Ability to Satisfy the Obligation Arising from our Convertible Notes – If we are unable to generate sufficient cash from operations, or if we are unable to access cash held by our subsidiaries, or if we are unable to secure sufficient funding through other means such as new financing or disposal of our investments in available for sale securities, our ability to repay any remaining obligations arising from the Notes would be adversely affected.

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

Fair value of Financial Instruments

The total fair value of available-for-sale equity securities in listed companies as of December 31, 2008 and 2009, was $1.8 million and $2.4 million, respectively, based on the market values of publicly traded shares as of December 31, 2008 and 2009, respectively.

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

The estimated fair value of the convertible notes at December 31, 2008 and 2009 was $143.2 million and $51.7 million, respectively.

C. Research and Development, Patents and Licenses, etc.

In 2006, 2007, 2008 and 2009 after acquiring Ross and Pivotal, we incurred significant research and development expenses. As discussed in Item 5.A., “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Capitalization of Software Costs”, we capitalize certain software development costs and expense others. This capitalization of software costs is not anticipated to continue in 2010. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis and as a percentage of overall revenue.

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2007, 2008 and 2009, we invested $22.7 million, $25.9 million and $18.0 million in research and development, respectively. Research and development activities take place in our facilities in Shanghai and Nanjing, China and Bangalore, India. For additional information regarding product development see Item 4.B., “Information on the Company – Business Overview – Our Competitive Strengths.”

D. Trend Information

In 2009 we successfully completed the initial public offering of our CDC Software business unit. We also remain focused on the profitability of each business unit.

In 2009 we made further operational improvements in our CDC Software business as a result of various process efficiencies that reduced our operating expenses. These efficiencies allowed for an improved profitability in 2009 despite the economic challenges to our top line revenue. We also consummated several strategic acquisitions in 2009 that fit into our strict criteria. We anticipate that we will continue to execute our strategy through targeted acquisitions and investments into our products including key partnerships with leading software vendors.

Our CDC Global Services business also experienced an increase in profitability as we shift focus to expanded capabilities across the globe in our IT consulting business.

In our China.com business unit, we continue to see strength in crucial markets and have improved the profitability from 2008 to 2009 despite challenges to the top line revenue.

We continued to execute our online games strategy and have focused on domestic China games as well. In the future, we may add additional local China games as well as other ventures to allow us to broaden our service offerings, subscriber base, or platform capabilities.

In light of the many risks and uncertainties surrounding our Company and the geographies and markets in which we operate, shareholders, investors and prospective investors should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will or can materialize.

E. Off-Balance Sheet Arrangements

We have the following, which qualify as derivative financial instruments:

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

CDC Convertible Notes

As discussed in Item 5.B., “Liquidity and Capital Resources,” in November 2006, we issued $168.0 million of 3.75% senior exchangeable, unsecured convertible notes in a private placement exempt from registration under the Securities Act.

Conversion and Exchange Options. Under the terms of the notes, the holders have the right to exchange such notes into common shares of the Company or upon a qualifying initial public offering (“IPO”) of certain subsidiaries, common shares of two wholly-owned subsidiaries of the Company based on a predetermined exchange price and when the IPO is consummated.

The aggregate number of common shares of the our common stock that we may deliver to the holders in connection with exchanges of the notes is capped at a maximum of 19.99% of the number of shares of our common stock outstanding as of the issue date of the note. The aggregate number of common shares of each subsidiary that we would be required to deliver to holders in connection with exchanges of the notes is capped at a maximum of 33.33% of the number of shares of each subsidiary’s common stock outstanding as of the time of the exchange.

Upon the occurrence of an IPO of either subsidiary and if the holders of the notes decide to convert the notes into the respective subsidiary’s shares, we have agreed to satisfy the conversion option by delivering the existing shares of its investment into the subsidiary. The investors have agreed to a lock-up period of up to 180 days following the date of an IPO prospectus during which the investors will refrain from selling any of each subsidiary’s respective common shares. See Note 11 to our Consolidated Financial Statements for further discussion of these convertible notes.

Collateralized Debt Obligations

In 2006, we acquired an equity interest in two collateralized debt obligations (“CDOs”) coupled with a U.S. treasury strip for an aggregate nominal amount of $38.7 million (see Note 7 to our Consolidated Financial Statements for further details). These investments are subject to variability as there is no stated coupon rate and the equity interest in these investments are subject to changes in returns on the collateralized debt backing the interest. The principal amount in these investments is backed by U.S. treasury strips.

These CDO investments were not publicly traded and have no active market. As a result, fair market value was determined by the respective brokers and validated by management based on expected cash flow returns discounted by rates consistent with rates of return offered on comparable investments with comparable risks. Moreover, in 2008, management based the fair value on binding quotes received from third parties for these investments. These valuations represent management’s best estimate of fair value of these investments at December 31, 2008 and may or may not represent the ultimate value of these investments. We disposed of these investments during 2009.

Franchise partner loans

Under the terms of the share purchase agreements with our franchise partners we have agreed to grant convertible and demand loans of up to $3.0 million of which $0.7 million was outstanding at December 31, 2009. In our on-going business, we have not entered into transactions involving, or otherwise formed relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements, commitments or other contractually limited purposes.

F. Tabular Disclosure of Contractual Obligations

See Item 5.B., “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Future Cash Requirements and Sources of Liquidity” above.

G. Safe Harbor

See “General Introduction – Special Note on Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of May 31, 2010.

Directors

Name	Age	Position/Title	Class of Director
Raymond K. F. Ch’ien	58	Chairman	III, term to expire in 2011

Peter Yip	58	Vice Chairman and Chief Executive Officer	III, term to expire in 2011

Kwong Chi Wong, Simon	58	Director, Chief Executive Officer, China.com, Inc. and CDC Games Corporation	III, term to expire in 2011

Thomas M. Britt, III	49	Director	II, term to expire in 2010

Wang Cheung Yue, Fred	66	Director	II, term to expire in 2010

Carrick John Clough	62	Chairman of the Board	I, term to expire in 2012

Executive Officers

CDC Corporation

Name	Age	Position/Title
Peter Yip	58	Chief Executive Officer, CDC Corporation and CDC Software Corporation

Matthew Lavelle	44	Chief Financial Officer, CDC Software and CDC Corporation

Donald Novajosky	39	General Counsel, CDC Software, Vice President and Associate General Counsel, CDC Corporation

CDC Global Services

Name	Age	Position/Title
Chung Kiu Wong	63	Chief Executive Officer, CDC Global Services

Lee R. Reisterer	53	Senior Vice President, Professional Services

CDC Games and China.com

Name	Age	Position/Title
Kwong Chi Wong, Simon	58	Chief Executive Officer, China.com, Inc. and CDC Games Corporation

Jingqing Sun	33	General Manager, CDC Games

Cheng Loi	56	Chief Financial Officer, China.com

CDC Software

Name	Age	Position/Title
Bruce Cameron	57	President

Alan MacLamroc	55	Chief Product & Technology Officer

Niklas Rönnbäck	44	President, CDC Supply Chain

Anil Dwivedi	40	Vice President, Japan and Korea

Paul Elswood	40	President, CDC Respond

Edmund Lau	50	Vice President, Greater China, CDC Software

Oscar Pierre	54	Managing Director, Spain

Nagaraja Prakasam	39	Managing Director, South and Southeast Asia

Frank Hung	48	Managing Director, Australia and New Zealand

Hilton Law	38	Managing Director, Southwest APAC

Nicolas Cron	47	Managing Director, France

Mark Sutcliffe	45	President, CDC Factory

Paul Plaia	40	President, CDC Gomembers

The following is a brief biography of each of our directors and executive officers:

Class III Directors

Dr. Raymond K. F. Ch’ien has served as chairman of our board of directors since January 1999. Dr. Ch’ien has also served as an independent director of the board of directors of our subsidiary, CDC Software Corporation, since its formation in March 2009. Dr. Ch’ien has also served as acting chief executive officer of CDC Corporation between March 2004 and March 2005, and chief executive officer of CDC Corporation from March 2005 until August 2005. Dr. Ch’ien is Chairman and a member of the executive and remuneration committees of CDC Corporation’s Hong Kong listed subsidiary, China.com Inc. Dr. Ch’ien is also Chairman of MTR Corporation Limited and Hang Seng Bank Limited, serves on the board of directors of the Hongkong and Shanghai Banking Corporation Limited, Swiss Reinsurance Company Limited, Convenience Retail Asia Limited, The Wharf (Holdings) Limited, Hong Kong Mercantile Exchange Limited and China Resources Power Holdings Company Limited. Dr. Ch’ien received a Doctoral Degree in Economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star Medal. In August 2008, Dr. Ch’ien was conferred the honor of Chevalier de l’Ordre du Merite Agricole of France.

Peter Yip has served as chief executive officer and vice chairman of our board of directors from 1999 until February 2005 and again since his reappointment in April 2006. Mr. Yip has also served as executive chairman of the board of directors and as chief executive officer of CDC Software International since May 2006, and has served as a vice chairman of the board of directors and chief executive officer of our subsidiary, CDC Software Corporation, since its formation in March 2009. In addition, Mr. Yip served as the Mr. Yip has been a director of our affiliate CDC Games since December 2006 and was chief executive officer of CDC Games International from May 2007 until December 2009. Mr. Yip was a founder of CDC Corporation. Mr. Yip is also chairman of China Pacific Capital, and has over two decades of entrepreneurial and direct investment experience in the U.S. and the Asia Pacific region in which he has co-founded or provided seed funding to a number of successful start-up entities, including Linkage Online, Gartner Group Asia, YipKon Business Systems and Online Software Asia. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with its Asian Alumni Entrepreneur Award. Mr. Yip received a master’s degree in business administration from the Wharton School and both a master’s degree and a bachelor’s degree in electrical engineering from the University of Pennsylvania. He also holds an associate degree and an honorary doctorate degree from Vincennes University in Indiana.

Simon Kwong Chi Wong has served as a director of CDC Corporation since August 2005. Mr. Wong has also served as a director of CDC Software International since October 2006 and as a member of the board of directors of CDC Software Corporation since its formation in March 2009. Mr. Wong has also served as the Chief Executive Officer of CDC Games since December 2009, and as Chief Executive Officer of our affiliate China.com, Inc. since March 2010. In addition, Mr. Wong has served as a director of CDC Games Corporation since September 2008 and its parent, CDC Games International, since September 2006. He was a director and executive vice president of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing an $820.0 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of directors of Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council, member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received his bachelor of science and master of business administration degrees from the Chinese University of Hong Kong.

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

Class I Directors

Carrick John Clough has served as an independent member of our board of directors since August 2005. Mr. Clough has also served as an independent director of CDC Software International since May 2006, and has served as chairman of the board of directors of our subsidiary, CDC Software Corporation, since its formation in March 2009, In addition, Mr. Clough serves as chairman of the board of directors of Praxa Limited, a subsidiary of CDC Corporation. Mr. Clough also currently serves as a Special Advisor to General Atlantic LLC since December 2000. Before joining General Atlantic, Mr. Clough gained over 25 years of management experience in the IT industry internationally. He was a co-founder and managing director of the CSSL Group, a mid-range software distributor and hardware reseller in Asia. Prior to co-founding the CSSL Group, Mr. Clough held the position of general manager of JBA in Asia, an Australia-based worldwide mid-range software distributor, and gained working experience as a consultant in the United Kingdom and Europe. Mr. Clough received his education in New Zealand.

CDC Corporation

Mr. Peter Yip’s biographical information is set forth above under the caption “Class III Directors.”

Matthew Lavelle has served as Chief Financial Officer of CDC Corporation since October 2008. Mr. Lavelle joined CDC Corporation as our Vice President of Finance in July 2008, and also serves as Chief Financial Officer of CDC Software International and our subsidiary, CDC Software Corporation, since its formation in March 2009. Prior to joining

CDC, Mr. Lavelle held several positions in the financing and accounting industry. From February 2006 to July 2008, he was Vice President of Finance Airport and Desk Top Services at SITA Inc., a provider of air transport communication and information technology solutions. From 1990 to 2006, he served in numerous capacities of increasing responsibility at United Parcel Service, or UPS, including Controller and Vice President of Finance. Mr. Lavelle holds a Bachelor of Science from the University of Scranton in Pennsylvania. He is a member of the Georgia Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Donald L. Novajosky has served as Vice President and Associate General Counsel of CDC Corporation since April 2009, and has served as General Counsel for CDC Software Corporation since June 2009, and Secretary since April 2010. Mr. Novajosky joined CDC Corporation as Corporate Counsel in November 2006. From 2005 to 2006, Mr. Novajosky held positions with the law firms of Reed Smith LLP and Hutchison Law Group PLLC, where his practice focused on general corporate, securities, mergers and acquisitions and other corporate matters. From June 2003 to July 2005, Mr. Novajosky was the Director, Legal of Cytogen Corporation, a publicly-traded biopharmaceutical company in Princeton, New Jersey. Prior to that, Mr. Novajosky held positions with the law firms of Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr) and Buchanan Ingersoll Rooney PC. Mr. Novajosky received a juris doctor degree, magna cum laude, from New York Law School, where he was a member, editor and published author of the New York Law School Law Review. Mr. Novajosky also received a bachelor of science degree in finance from Pennsylvania State University.

CDC Global Services

Dr. Chung Kiu Wong has served as Chief Executive Officer of our CDC Global Services business unit since April 2010, and has served as a member of the board of directors of our subsidiary, CDC Software Corporation, since its formation in March 2009, and as vice chairman of CDc Software’s board of directors since June 2009. Dr. Wong also served as an independent director of CDC Software International between March 2007 and November 2007. Dr. Wong is one of the co-founders of iASPEC, a group of companies that provide information technology consulting services, software products and services in Hong Kong, China and in North America. iASPEC was established in 1988 and continues to maintain its headquarters in Hong Kong. Dr. Wong obtained his Ph.D. in Mathematics from the University of California. He served as the Principal Architect in a State of California government data centre from 1975 to 1981 and received the Distinguished Services Award from the State of California in 1979. Dr. Wong returned to China in 1982 and has held senior positions in international information technology companies in China and Hong Kong. Dr. Wong is a Distinguished Fellow of the Hong Kong Computer Society. He has served as a member of the University Grants Committee and a member of the Advisory Committee on Creative Industry of the Central Policy Unit in the Hong Kong SAR Government. Dr. Wong currently serves as chairman and member in the Advisory Committees of various engineering faculties and information technology academic departments in the local universities and those in China.

CDC Games and China.com

Mr. Kwong Chi Wong, Simon’s biographical information is set forth above under the caption “Class III Directors.”

Jingqing Sun has served as the General Manager of CDC Games since March 2009. Mr. Sun joined Beijing 17Game Network Technology Co., Ltd., a wholly-owned subsidiary of CDC Games International Corporation, in August 2007 as Vice President of Technology and became the General Manager of Beijing 17Game Network Technology Co., Ltd. In November 2007. Mr. Sun has nearly 10 years of experience in the online gaming industry in China. Before joining Beijing 17Game Network Technology Co., Ltd., from May 2005 to July 2007, Mr. Sun served as the Vice President of Technology for Hongxiang Network Technology Co., Ltd. Prior to joining Hongxiang Network Technology Co., Ltd., Mr. Sun was employed by Beijing Wayi Software Development Co., Ltd in various roles from April 2001 until April 2005. Mr. Sun holds an MBA from Tianjin Polytechnic University and a Bachelor of Arts degree in Computer Science and Technology from North China University of Technology.

Cheng Loi has served as the Vice President, Finance of CDC Corporation since November 2007. He was also appointed as company secretary of our subsidiary, China.com Inc., in December 2007 and as executive director, compliance officer and authorized representative of China.com in February 2008. Mr. Cheng has also served as chief financial officer of China.com Inc. since May 2008. Dr. Cheng has extensive financial management experience, before joining the Company, he held senior management positions in international institutions including as the Chief Accounting Officer of Shanda Interactive Entertainment Ltd in Shanghai from 2002 to 2004, the Finance Director for Promotional Partners Ltd from 2002 to 2003, the Financial Controller of EXEL Logistic from 2006 to 2008. Dr. Cheng has served as group financial controller and director of finance of CDC Corporation, the ultimate holding company of the Company from 1999 to 2001. Dr. Cheng is familiar with company secretarial matters and the related regulatory requirements. Dr. Cheng holds a doctoral degree in Business Administration from University of South Australia, Australia and a master degree in Business Administration majoring in finance and investment from University of Hull, the United Kingdom. He is also a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Chartered Institute of Management Accountants, the United Kingdom, an associate member of both The Hong Kong Institute of Chartered Secretaries and Institute of Chartered Secretaries and Administrators, the United Kingdom.

CDC Software

Bruce Cameron has served as President of CDC Software International since August 2008 and has served as President of our subsidiary, CDC Software Corporation, since its formation in March 2009. Mr. Cameron had previously served as the Executive Vice President of Global Sales and Marketing for CDC Software since June 2008. Prior to that, he was the Senior Vice President of Global Sales from September 2007 to June 2008. Previously, he was Senior Vice President of Global Sales for CDC Software’s CRM product line from January 2006 until September 2007. From January 2005 to September 2006, Mr. Cameron was our Vice President Sales for North America. Mr. Cameron was previously General Manager of the homebuilding vertical at Pivotal Corporation, a company we acquired, which he joined in April 2004. Mr. Cameron has over 26 years of experience in application software management, and has held several positions in the software industry including General Manager at Delano Inc., an e-CRM company from December 1999 to May 2001, Worldwide Vice President of Sales at QAD International, an ERP company from 1996 through 1999, General Manager and Senior Vice president at JBA International, an ERP company, from 1989 through 1995, and Vice President of Sales and then President of Cimcorp Inc., a MES systems company from 1986 through 1989. Mr. Cameron holds a BSME degree from Rochester Institute of Technology.

Alan MacLamroc has served as Chief Product & Technology Officer of CDC Software International since April 2007 and has served in the same capacity with our subsidiary, CDC Software Corporation, since its formation in March 2009. Mr. MacLamroc is responsible for product marketing, product management, product engineering and lead global corporate IT. Mr. MacLamroc has more than 20 years of technology management experience, including seven years serving as chief technology officer. Most recently, Mr. MacLamroc served as Chief Technology Officer at CompuCredit, an information and technology-driven provider and direct marketer of branded credit cards and related fee-based products and services. Prior to CompuCredit, Mr. MacLamroc served as Chief Technology Officer for MAPICS, Inc., an enterprise business software provider. Prior to MAPICS, he served as Chief Technology Officer at Clarus, a provider of web-based commerce applications. He has also served in a variety of senior technology management positions at System Software Associates (SSA), IBM and Sprint. Mr. MacLamroc holds a bachelor’s of business administration degree in computer information systems and personnel management from Washburn University, and an master of business administration in finance from the University of Missouri.

Lee R. Riesterer has served as Senior Vice President of Professional Services for CDC Software Corporation since April 2009, and has served as Vice President of CRM Professional Services since April 2008. Mr. Riesterer joined CDC Software Corporation as Vice President of Expert Services in July 2007. From June 2004 to July 2007, Mr. Riesterer was the President of The Brookhaven Group, LLC, a privately held consulting firm based in Atlanta, Georgia focused on the enterprise applications market including customer relationship management, enterprise resource planning, supply chain management, web-based collaboration and training, information security, and governance, risk and compliance solutions. Mr. Riesterer has experience in providing a variety of consulting services including business strategy development, go-to-market planning, market and product positioning, and new product and services development and packaging. Mr. Riesterer began his professional career at Digital Equipment Corporation where he held a number of leadership roles in the Sales and Professional Services organization including management of the North American Solutions Business Practice, providing complex enterprise-wide systems integration and consulting services to Fortune 500 corporate clients. Mr. Riesterer majored in political science with a minor in business administration at the State University of New York at Binghamton.

Niklas Rönnbäck has served as Senior Vice President, EMEA for CDC Software International since October 2008 and has served in the same capacity with us our subsidiary, CDC Software Corporation, since its formation in March 2009. He is responsible for the EMEA operations of CDC Supply Chain, the “supply chain management for distributors” division of CDC Software. Mr. Rönnbäck is also responsible for all CDC Software operations activity in the Nordic countries and the Baltic states. Prior to such time, Mr. Rönnbäck served as Senior Vice President, Services for EMEA since January 2008. His responsibilities included customer service across all product lines in EMEA. Mr. Rönnbäck joined CDC Software in 2004 as Services Director. He has served in a variety of management roles at CDC Software including Vice President, Operations at CDC Supply Chain from January 2007 to December 2007, Global Services Director at CDC Supply Chain from April 2006 to December 2006, Services Director at IMI from August 2004 to March 2006. Mr. Rönnbäck brings more than 15 years of enterprise software experience, specifically in the implementation of ERP, order management and warehouse management systems. Prior to joining CDC Software, he was President at Öhrwall & Rönnbäck, a privately held logistics and supply chain consultancy firm from January 1999 to August 2004. Mr. Rönnbäck received his MSc and Licentiate degree in industrial logistics from Luleå University of Technology.

Anil Dwivedi has served as the Vice President, Japan of CDC Software International since April 2008 and has served in the same capacity with our subsidiary, CDC Software Corporation, since its formation in March 2009. In this role, Mr. Dwivedi is responsible for expanding reseller channels in those countries, and identifying and evaluating merger and acquisition opportunities, including the expansion of the CDC Software franchise partner program to Japan and Korea. Prior to joining CDC Software in April 2008, Mr. Dwivedi served in various executive leadership positions in the enterprise software industry in China and Japan including senior business development management roles at Wipro Japan KK in Yokohama, Japan from June 2000 to March 2008, where his responsibilities included consulting large Japanese corporations on their IT and off-shoring strategies and selling services related to web technologies, infrastructure, security and ERP; and at HCL in Japan and India from May 1997, where his role was focused on sales of SAP services and alliance with SAP. Mr. Dwivedi is a graduate of the Indian Institute of Technology and the Indian Institute of Management.

Paul Elswood has served as Managing Director, United Kingdom and Ireland for CDC Software International since January 2009 and has served in the same capacity with our subsidiary, CDC Software Corporation, since its formation in March 2009. Mr. Elswood is responsible for the CDC Software operations activity in the United Kingdom and Ireland. In July 2009, his responsibility was extended to include Netherlands, Belgium and Luxembourg. Prior to this role Mr. Elswood served as Vice President, EMEA, for the CDC Respond division of CDC Software with responsibility for all client facing activities. Mr. Elswood joined CDC Software in February 2007 as Vice President, Services for EMEA, within the CDC Respond division of CDC Software. Mr. Elswood brings more than 17 years of enterprise software experience across many industry verticals including, Financial Services, Government, Healthcare, Retail and Fast Moving Consumer Goods. Prior to joining CDC Software, he worked within Oracle’s Retail Global Business Unit from November 2005 to January 2007 and Accenture from November 1992 to October 2004. Mr. Elswood holds a bachelor of engineering degree from the University of Birmingham.

Edmund Lau has served as Vice President, Greater China for CDC Software International since January 2007 and has served in the same capacity with our subsidiary, CDC Software Corporation, since its formation in March 2009. He is responsible for sales, services and business development in Greater China (Hong Kong, Taiwan and China). Prior to this role, Mr. Lau served as President of Viador from January 2006 to January 2007, a leading provider of web-based business intelligence solutions. At Viador, Mr. Lau also served in senior sales positions that included vice president of worldwide sales from 2003 to 2005 and Vice President of International Sales from 2001 to 2003, where he expanded company sales in Europe and Asia Pacific, particularly in the Greater China area from 1985 to 1990. Mr. Lau had also previously served as General Manager of the China/Hong Kong region for Hamilton/Brighton Technology Ltd., a US-based IT company.

Oscar Pierre has served as Senior Vice President, South Europe and Latin America for CDC Software International since September 2005 and has served in the same capacity with our subsidiary, CDC Software Corporation, since its formation in March 2009. Mr. Pierre is responsible for operations activity for all of South Europe and Latin America. In this role, Mr. Pierre works closely with other global division heads to deliver solutions that meet area customer needs. Prior to this role, Mr. Pierre served as Vice President, European and Latin American operations for Ross Systems. He joined Ross Systems when it acquired the company he founded, Software International SA, and became the managing director of the Spanish-speaking markets. Prior to Ross Systems, he worked at Data-Pack SA, an ERP software distributor, where he was a managing director before its acquisition by Computer Associates. He then assumed the duties of divisional manager and vice general manager of Computer Associates’ Spanish branch.

Nagaraja Prakasam has served as Managing Director for South and Southeast Asia for CDC Software Corporation since January 2010, and has also served as our Managing Director, India, since January 2007. In these capacities, Mr. Prakasam is responsible for sales in the South and Southeast Asia region, as well as overseeing the company’s Bangalore development center. Previously, he was Senior Director of India Operations from June 2006 until December 2006. Mr. Prakasam joined Ross Systems in September 1997, prior to the acquisition of Ross by CDC Software, and has over 18 years of experience in product development, sales and managing offshore research and development, services, IT and support operations for enterprise software companies. Mr. Prakasam holds a B.E. degree from Thiagarajar College of Engineering, India and an MBA degree from Kennesaw State University, USA.

Frank Hung has served as Managing Director, Australia and New Zealand since January 2007 and is responsible for operations activity for all of Australia and New Zealand. Mr. Hung has over 25 years of experience in the technology sector and has held various international and senior management positions throughout Asia, Australia, New Zealand and Canada. Before joining CDC Software, Mr. Hung served as the Managing Director, Australia and Chief Operating Officer (Asia Pacific) for Maximizer Software from 2001 to 2006 (TSX: MAX), overseeing all CRM operations for the company throughout the entire Asia Pacific region. Prior to Maximizer Software, Mr. Hung served as Chief Operating Officer (Asia) for Powerlan Limited from 1999 to 2001 (ASX: PWR).

Hilton Law has served as Managing Director for Southwest APAC for CDC Software Corporation since November 2009, where he is responsible for channel partner development, strategic planning, corporate development and management of the company in that region. Since March 2005, Mr. Law has also served as CEO of Integrated Solutions Ltd., a business unit of CDC Software. With more than 20 years of experience in the information technology industry, Mr. Law has served in a variety of senior management roles throughout China and Asia/Pacific. Previously, from April 2000 to November 2002, he was General Manager of SOLAR Inc. Limited, the joint venture of PCCW Limited and Computer Associates International, Inc. Mr. Law serves as a council member of the Information and Software Industry Association, and has served as a director of Tera Age O/B Amazing World Corp Limited, a Mobility Solution Provider.

Nicolas Cron has served as General Manager and Vice President of Southern Europe for CDC Software Corporation since October 2009. Mr. Cron has a combined experience of 13 years in the software industry where he held several management positions including General Manager Southern Europe at Torex Ltd, a POS solution company from September 2007 to September 2009, General Manager France at SSA Global Inc., an back office solutions company from January 2001 to November 2006, European Sales Director at Dendrite Inc., a CRM company from January 1997 to December 2000. Before joining the IT industry in 1997, Mr. Cron spent another 13 years in the FMCG market where he gained experience in sales and marketing with prestigious companies such as Danone group. Mr. Cron holds a commercial degree from Institut de la Salle, France.

Mark Sutcliffe has served as Senior Vice President of CDC Software International and President of CDC Factory, one of CDC Software’s Enterprise Divisions, since October 2006. Mr. Sutcliffe is responsible for business and product strategy for the CDC Factory Product Division world-wide as well as operations in North America. Mr. Sutcliffe has over 20 years experience as an entrepreneur and leader in software business and product strategy. From 1998 to 2006, Mr. Sutcliffe was founder, majority shareholder and Chief Product Strategist of MVI Technology, an Enterprise Manufacturing Intelligence company in the UK which was acquired by CDC Software International in October 2006. From 1985 to 1998, Mr. Sutcliffe was a founder and board member of Mercia Software, a UK-based start up, where he was responsible for sales and marketing and Manufacturing Sector product strategy. Mr. Sutcliffe holds a masters degree in management science from The University of Aston Management School.

Paul Plaia has served as Senior Vice President of CDC Software and President of CDC gomembers, since November 2009 and is responsible for all aspects of the business including strategic direction, sales, marketing, services, development and M&A. Mr. Plaia holds more than 20 years of management experience in information technology and finance. From 1996 to 2009, Mr. Plaia served as President and CEO of gomembers. Prior to that, from February 1995 to February 1996, Mr. Plaia was Treasurer of Orange Technologies, a software company based in the Washington D.C. area, and was founder and Managing Partner of Plaia & Company, Certified Public Accountants and Technology Consultants. Mr. Plaia began his professional career with Grant Thornton, an international assurance and management consulting firm. He is a certified public accountant and holds a BBA in finance and information technology from Oglethorpe University in Atlanta, Georgia.

B.	Compensation

Directors

During the fiscal year ended December 31, 2009, we paid our independent non-executive directors an aggregate of approximately $362,000 in compensation and granted them options with respect to 20,000 class A common shares, all having an exercise price of $1.00 per share, and which expire in March 2016. Directors are reimbursed for all expenses incurred in connection with each meeting of the board of directors and when carrying out their duties as directors of CDC Corporation.

During 2009, our policy with respect to compensation for our independent non-executive directors for board and committee service was as follows:

For non-executive directors who are not members of the Audit Committee:

Annual Compensation
Board service	$12,500
Compensation Committee service	$3,750
Nominating Committee service	$3,750
Executive Committee service	$7,500

For non-executive directors who are members of the Audit Committee:

Annual Compensation
Board service	$25,000
Chairman of Audit Committee	$40,000
Audit Committee service (other than chairman)	$30,000
Compensation Committee service	$7,500
Nominating Committee service	$7,500
Executive Committee service (other than chairman)	$15,000
Chairman of Executive Committee	$40,000

Under our director compensation structure, director compensation is not linked to attendance.

Non-executive directors are also eligible to receive recurring annual grants of SARs in the following amounts:

•	90,000 to the Chairman of the board of directors;

•	85,000 to the Chairman of the Audit Committee;

•	85,000 to the Chairman of the Executive Committee;

•	45,000 to each director that is a member of the Audit Committee; and

•	30,000 to any director receiving an award in relation to the above.

Such annual SAR awards are granted automatically on the next business day following the completion of our annual general meeting of shareholders, including all adjournments thereof, commencing immediately after the annual general meeting for the fiscal year ended December 31, 2009 and annually thereafter, and will be granted at the then-current fair market value of our common shares. To receive an annual SAR award, a person must be serving as a director on the date of such annual general meeting of shareholders.

The recurring annual SAR awards will vest immediately upon issuance, and shall be granted under, and subject to, our 2005 Stock Incentive Plan.

As of December 31, 2009, our independent non-executive directors had been granted a total of 9,452,032 options or SARs relating to class A common shares of CDC Corporation of which 8,871,384 remain outstanding with exercise prices ranging between $0.43 and $26.38 per share.

Executive Officers

During the fiscal year ended December 31, 2009, we paid our executive officers named in Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” as a group compensation (including salary, bonus and other incentives) an aggregate of $8,019,041 and granted them options to purchase 119,334 class A common shares, with exercise prices ranging between $0.92 and $2.38 per share. During the fiscal year ended December 31, 2009, the annual remuneration range of our executive officers named in Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” (including salary, bonus and other incentives) ranged from $15,092 to $3,526,042.

We pay compensation to some of our executive officers in currencies other than the U.S. dollar. The amounts reflected in this section are reported in U.S. dollars based on the currency exchange rates as of December 31, 2009.

Asia Pacific Online Limited

Effective January 1, 2010, we entered into a new executive services agreement with Asia Pacific On-Line Ltd. (“APOL”) for the services of our Chief Executive Officer, Mr. Peter Yip (the “2010 CDC ESA”).

The 2010 CDC ESA provides for, among other things, (i) the termination of that certain Executive Services Agreement dated as of December 19, 2008, as amended to date (the “Existing Services Agreement”) by and among CDC Corporation Limited, APOL and Mr. Yip; (ii) a renewed term; (iii) a revised scope of services; and (iv) revised compensation terms.

The 2010 CDC ESA has a three (3) year term, and provides that APOL shall receive, in exchange for Mr. Yip’s services as Chief Executive Officer of the Company, annual cash remuneration, payable monthly in arrears as a Management Fee under Section 4.1 of the 2010 CDC ESA, in the aggregate amount of $500,000 per year.

The cash compensation payable under the 2010 CDC ESA will be reviewed at least once per year during the term thereof.

All awards of options and stock appreciation rights previously-granted to Mr. Yip and APOL shall remain outstanding, and together with the New Options (as defined in the 2010 CDC ESA), shall continue to vest in accordance with their terms, provided, that, Mr. Yip continues to provide services to the Company remains employed by the Company on the relevant vesting date; and (ii) this 2010 CDC ESA has not otherwise been terminated.

If the Agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL by giving 6 months advance notice, Mr. Yip and APOL’s options accelerate and fully vest. In addition, in the event that Mr. Yip’s death or disability is tangibly related to the performance of the duties by Mr. Yip for the Company, then Mr. Yip and APOL’s options shall accelerate and fully vest. In the event a change of control of the Company occurs, and the Agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL giving 6 months advance notice of termination, then Mr. Yip and APOL’s options shall accelerate and fully vest. In addition, in the event a change of control of the Company occurs, and Mr. Yip remains in good standing with the Company or its successor through the first anniversary of such change in control, then Mr. Yip and APOL’s options shall accelerate and fully vest. A change of control shall be deemed to occur in the event any person, other than the Company or APOL, becomes the owner of 20% or more of the combined voting power the Company’s outstanding securities.

The Company will reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining in accordance with the policies of the Company. In addition, as long as APOL beneficially owns at least 5% of the shares of CDC Corporation, and Mr. Yip, together with one or more members of his immediate family, is the beneficial owner of at least 50% of APOL, APOL will be entitled to nominate one director to our board of directors, subject to the approval of our shareholders. APOL and Mr. Yip have also agreed to, subject to certain exceptions, non-competition and non-solicitation periods of 12 months after the termination of the 2010 CDC ESA. The Company has also agreed to reimburse all medical expenses that are incurred by Mr. Yip and his immediate family during the term of the 2010 CDC ESA that are not covered by our permanent health insurance scheme.

Effective as of January 1, 2010, CDC Software Corporation also entered into a new executive services agreement with APOL for the provision of services by Mr. Yip as Chief Executive Officer of CDC Software Corporation.

Equity and Equity Incentives in Affiliated Companies

Equity and Equity Incentives in Affiliated Companies by Mr. Peter Yip

Equity Interests in CDC Corporation. The following table sets forth information as of December 31, 2009 with respect to Mr. Peter Yip’s beneficial ownership of our class A common shares, options to purchase class A common shares and stock appreciation rights.

Name of Director	Number of shares		Number of options and SARs		Nature of interests/ holding capacity		Appropriate percentage of interests (%)(1)
Peter Yip	16,976,251	(2)	6,999,999	(3)	Interest of children or spouse	(2)	18.2	%(4)

(1)	Based on 105,761,946 shares of CDC class A common stock outstanding as of December 31, 2009.
(2)

Such amount includes 11,987,253 class A common shares held by APOL and 4,988,998 held by the spouse of Mr. Yip as of December 31, 2009. APOL is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children.

(3)

Such amount includes all options and stock appreciation rights (SARs) outstanding as of December 31, 2009. Of those outstanding, 2,741,669 were exercisable or became exercisable within 60 days of December 31, 2009.

(4)	Such percentage includes all class A common shares and options and SARs that were exercisable as of December 31, 2009 or became exercisable within 60 days thereof.

Equity Interests in CDC Software Corporation. The following table sets forth information as of December 31, 2009 with respect to Mr. Peter Yip’s beneficial ownership of class A ordinary shares of CDC Software Corporation, a subsidiary of CDC Corporation that is listed on NASDAQ. Other than Mr. Yip, none of our directors or executive officers beneficially holds in excess of 1% interest in CDC Software.

Name of Director	Number of shares	Number of Share options		Nature of interests/ holding capacity		Appropriate percentage of interests (%)(1)
Peter Yip	5,903	299,084	(2)	Interest of children or spouse	(3)	6.35%

(1)	Based on 4,800,000 American Depositary Shares outstanding representing CDC Software class A ordinary shares as of December 31, 2009.
(2)

These share options are held by Asia Pacific Online Limited, or APOL, a company 50% owned by the spouse of Mr. Yip and 50% owned by a trust established for the benefit of Mr. Yip’s spouse and his children.

(3)	5,903 of such class A ordinary shares are held by the spouse of Mr. Yip.

Equity Interests in China.com. The following table sets forth information as of December 31, 2009 with respect to Mr. Peter Yip’s beneficial ownership of the ordinary shares of China.com, a 79% owned subsidiary of CDC Corporation that is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. Other than Mr. Yip, none of our directors or executive officers beneficially holds in excess of 1% interest in China.com.

Name of Director	Number of shares	Number of Share options	Nature of interests/ holding capacity	Appropriate percentage of interests (%)(1)
Peter Yip	85,400	—	Corporate(2)	0.08%
Peter Yip	22,500	425,000	Personal/beneficiary	0.42%
Peter Yip	539,160	6,524,072	Corporate(3)	6.21%

(1)	Based on 107,173,641 shares of China.com issued and outstanding as of December 31, 2009.
(2)	These shares are beneficially owned by Asia Internet Holdings Limited, a company 100% owned by Mr. Yip.
(3)

These share options are held by Asia Pacific Online Limited, or APOL, a company 50% owned by the spouse of Mr. Yip and 50% owned by a trust established for the benefit of Mr. Yip’s spouse and his children.

Equity Incentives Granted by CDC Corporation. The following table sets forth information with respect to options to purchase our class A common shares or stock appreciation rights (SARs) granted to Mr. Yip, which were outstanding as of December 31, 2009.

				Number of options or stock appreciation rights (SARs)
Name of Director	Date of grant	Exercise price ($)	Exercise period	Balance as at January 1, 2009	Granted during the year		Exercised during the year	Transferred/ cancelled during the year	Balance as at December 31, 2009		Options/ SAR vested within 60 days after December 31, 2009
Peter Yip	7/29/2008	2.6600	4/29/2009 –7/29/2015	—	165,000	(1)	—	—	165,000	(1)	68,750
	11/26/2008	0.8700	2/26/2009 –11/15/2015	—	3,535,000	(1)	—	—	3,535,000	(1)	1,472,919
	11/26/2008	0.8700	2/26/2009 –11/15/2015	—	2,399,999	(2)	—	—	2,399,999	(2)	600,000	(2)
	12/19/2008	1.2900	3/19/2009 –12/18/2015	—	900,000	(1)	—	—	900,000	(1)	600,000

(1)	Such options/SARs were granted to APOL.
(2)	The vesting of such options is contingent upon occurrence of certain events. See Item 6.B., “Directors, Senior Management and Employees – Compensation – Asia Pacific Online Limited.”

Equity Incentives Granted by CDC Software Corporation. The following table sets forth information with respect to options to purchase class A ordinary shares or stock appreciation rights (SARs) granted to Mr. Yip, which were outstanding as of December 31, 2009.

				Number of options or stock appreciation rights (SARs)
Name of Director	Date of grant	Exercise price ($)	Exercise period	Balance as at January 1, 2009	Granted during the year		Exercised during the year	Transferred/ cancelled during the year	Balance as at December 31, 2009		Options/SAR vested within 60 days after December 31, 2009
Peter Yip	9/11/2009	8.45	12/11/2009– 9/11/2016	0	299,084	(1)	—	—	299,084	(1)	24,924

(1)	Such options were granted to APOL.

Equity Incentives Granted by China.com. The following table sets forth information with respect to options to purchase ordinary shares of China.com granted to Mr. Yip through December 31, 2009, which were outstanding under China.com’s 2002 share option plan.

				Number of options							Price of China.com’s shares (3)
Name of Director	Date of grant of share options(1)	Exercise price of share options(2) HK$		At January 1, 2009		Granted during the year	Exercised during the year	Lapsed during the year	At December 31, 2009		At grant date of options HK$
Peter Yip	6/5/2003	0.626	(2)	100,000		—	—	—	100,000	(2)	—
	10/10/2005	0.63	(2)	100,000		—	—	—	100,000	(2)	—
	1/3/2006	0.526	(2)	225,000		—	—	—	225,000	(2)	—
	8/14/2006	0.445	(2)	5,983,912	(2)	—	—	—	5,983,912	(2)	—
	8/19/2008	5.436		1,080,320	(5)	—	540,160	—	540,160	(5)	5.410

(1)	Except as otherwise set forth in Note 4 below, such options to purchase ordinary shares vest in equal annual installments over a four year period from anniversary of the date of grant.
(2)

The exercise price of such options is subject to adjustment in the case of rights or bonus issues, or other similar changes in China.com share capital. Furthermore, adjustments were made to the exercise prices and balances of the number of options resulting from the consolidation (the “Share Consolidation”) of every 40 existing ordinary shares of China.com of HK$0.10 each in the issued and unissued share capital into one consolidated share of HK$4.00 each in the issued and unissued share capital of the Company duly approved at the extraordinary general meeting held on June 26, 2008 by the shareholders, which became effective on June 27, 2008.

(3)

The price of China.com shares disclosed as at the date of the grant of the share options is The Stock Exchange of Hong Kong Limited closing price on the trading day immediately prior to the date of the grant of the options.

(4)

Before the Share Consolidation, the 239,356,507 options, which were granted to APOL, were approved by the shareholders of China.com at an extraordinary general meeting held on September 18, 2006 and the number of such options was adjusted to 5,983,912 after the Share Consolidation effective June 27, 2008. 2,719,960 (before Share Consolidation: 108,798,412) of such options vest quarterly over a period of time beginning October 1, 2006 and ending July 1, 2008, subject to the terms and conditions of the Executive Services (Acting CEO) (the “Services Agreement”), as follows:

12.5% options shall vest from each of 1st October, 2006 and every three months thereafter until July, 2008. With respect to the remaining 3,263,952 (before Share Consolidation: 130,558,095) of such options, 50% shall vest upon the occurrence of Event 1 or Event 2, as set forth below, subject to such terms and conditions as are set forth in the Services Agreement, provided: (i) Mr. Yip remains employed by China.com to provide the services on the date of vesting of the relevant portion of those options; and (ii) the Services Agreement has not otherwise been terminated. Event 1: The grant by the relevant authorities in the PRC of an asset management license or equivalent that would allow China.com or its affiliates or associates to raise and manage a renminbi-denominated fund or funds to invest in any of the following: (i) “A” shares listed on a recognized stock exchange in the PRC; (ii) pre-initial public offering “A” shares; and (iii) convertible loans. For Event 1, the vesting date shall be the date of the grant of the license. Event 2: The completion of a real estate development project in the PRC which comprise of both residential and commercial units for use by China.com. and CDC Corporation, and for rental to third parties. For Event 2, the vesting date shall be the date of the completion of the real estate development project, such date to be determined by the board of directors of China.com in their absolute discretion.

(5)

The 1,080,320 options were granted to APOL as remuneration for the services provided by Mr. Yip under the Services Agreement and 25% options shall vest from October 1, 2008 and every three months. 540,160 options were exercised on February 23, 2009.

Equity Compensation Plans

CDC Corporation Equity Incentive Plan

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

A summary of the 2005 Plan is set forth below, a copy of which has been filed with the SEC.

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

Shares Subject to 2005 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of class A Common Shares, or Shares, which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under our previous equity incentive plan, the 1999 Stock Option Plan, or the 1999 Plan. In November 2007, our shareholders approved an amendment to the 2005 Plan to increase the number of Shares available for future grant by 10.0 million Shares. At December 31, 2009, 4,667,565 class A common shares of CDC Corporation were outstanding under the 2005 Plan with a weighted average exercise price of approximately $3.37 per share, of which 3,180,903 options had vested. We currently have an aggregate of 9,349,072 Shares available for future grant under the 2005 Plan.

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

Administration. The administrator of our 2005 Plan will generally be a committee appointed by our board of directors. We intend that this committee shall consist solely of two or more “outside directors” so that awards granted pursuant to the 2005 Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2005 Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the grantee. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the 2005 Plan and awards granted under it. At our annual general meeting of shareholders held on May 28, 2010, and adjourned to June 4, 2010, our shareholders approved an amendment to the 2005 Plan to permit the Compensation Committee or our board of directors to amend (including but not limited to the exercise price of any Award (as defined in the 2005 Plan)), cancel, substitute, replace, re-grant and/or re-price any Award granted or to be granted under the 2005 Plan or any other incentive plan, without shareholder approval. The amendment to the 2005 Plan became effective as of June 4, 2010.

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

Maximum Grants. The maximum number of options or stock appreciation rights which may be awarded to any grantee during any annual period, as approved by our shareholders at an annual general meeting held on May 28, 2010 and adjourned to June 4, 2010, is 5,000,000 in the aggregate. The maximum number of Shares which may be awarded to any grantee during any annual period as restricted stock, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is $500,000. These maximum grants are included so that awards granted pursuant to the 2005 Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code.

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

1999 Employee Stock Option Plan

Until May 2009, we also maintained our 1999 Employee Stock Option Plan, or the 1999 Plan. A summary of the 1999 Plan is set forth below, a copy of which has been filed with the SEC.

Our directors, executive officers and employees are eligible to receive options under the 1999 Plan. Pursuant to the 1999 Plan, as amended, options were available to be granted to our directors, executive officers, employees and consultants and the directors, executive officers, employees and consultants of our subsidiaries for the purchase of up to an aggregate of 20.0 million of our class A common shares, of which 0.6 million remain available for grant under the 1999 Plan. At December 31, 2009, options to purchase 9,472,986 of our class A common shares were outstanding under the 1999 Plan, with a weighted average exercise price of $2.06. Of such outstanding options, 4,381,207 had vested. Because the 1999 plan expired in May 2009, we no longer have Shares available for future grant under the 1999 Plan.

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

Assumption of Ross’ 1998 Stock Option Plan

In connection with our acquisition of Ross Systems, Inc. which was consummated in August 2004, we agreed to replace Ross stock options with an exercise price of $19.00 per share or less with options to purchase our class A common shares under substantially similar terms. The Ross stock options had been issued under Ross’ 1998 Stock Option Plan, and Ross had previously registered the shares issuable under such plan with the SEC. Pursuant to the terms of the amended merger agreement with Ross, each Ross stock option was converted into an option to acquire our shares based on a conversion ratio of 4.35: 8 CDC options for each Ross stock option. In connection with the merger, we assumed Ross’ 1998 Stock Option Plan, and registered with the SEC 950,000 class A common shares which represented the aggregate number of class A common shares that may be issued upon exercise of the options which had been granted under Ross’ 1998 Stock Option Plan and 1,400,000 class A common shares which represented the aggregate number of class A common shares that may be issued upon exercise of options which could still be granted under Ross’ 1998 Stock Option Plan.

As of May 31, 2010, we had not granted any additional options under the Ross 1998 Stock Option Plan.

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

As of December 31, 2009, we had issued 1,217,376 class A common shares under the ESPP.

Our directors, executive officers and employees may be eligible to receive equity incentives or to participate in our equity incentive plan. The following describes the equity incentive plans of CDC Software in which many of our directors, executive officers and employees may participate.

CDC Software Corporation Equity Incentive Plans

CDC Software Corporation 2009 Stock Incentive Plan

CDC Software Corporation has adopted its 2009 Stock Incentive Plan, or the 2009 Plan. A summary of the material terms of the 2009 Plan is set forth below, a copy of which has been filed with the SEC.

Purpose. The 2009 Plan is intended to make available incentives that will assist CDC Software in attracting and retaining key employees and to encourage them to increase their efforts to promote its business and the business of its subsidiaries. CDC Software may provide these incentives through the grant of share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares, performance cash, deferred compensation awards or other rights or benefits under the 2009 Plan.

Shares Subject to 2009 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of CDC Software’s class A ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 3.75 million. As of December 31, 2009, CDC Software had granted an aggregate of 895,084 options to purchase, and 10,000 SARs relating to, our ADSs, having a weighted average exercise price of $8.48, of which 880,084 and 10,000, respectively, remained outstanding as of such date.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change in our capital structure. Shares as to which an award is granted under the 2009 Plan that remain unexercised when the award expires, is forfeited or is otherwise terminated, may be the subject of the grant of further awards under the 2009 Plan. Shares covered by an award granted under the 2009 Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2009 Plan may be a committee appointed by CDC Software’s board of directors, which committee we intend to consist solely of two or more “outside directors” so that awards granted pursuant to the 2009 Plan may qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2009 Plan, the administrator determines in its discretion the persons to whom and the times at which awards are exercisable, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the grantee. The administrator may amend the terms of any outstanding award granted under the 2009 Plan, provided that any amendment adversely affecting the rights of a grantee under such award shall not be made without his or her written consent. The administrator has the authority to construe and interpret the terms of the 2009 Plan and awards granted under it. At CDC Software’s extraordinary general meeting of shareholders held on May 28, 2010, CDC Software’s shareholders approved an amendment to the 2005 Plan to permit the Compensation Committee or CDC Software’s board of directors to amend (including but not limited to the exercise price of any Award (as defined in the 2009 Plan)), cancel, substitute, replace, re-grant and/or re-price any Award granted or to be granted under the 2009 Plan or any other incentive plan, without shareholder approval.

Eligibility. Awards may be granted under the 2009 Plan to employees, directors, and consultants of ours or any related entity, including any parent, subsidiary or other business in which we, any parent or subsidiary holds a substantial ownership interest. While we may grant incentive share options only to employees, we may grant non-qualified share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

Share Options. The administrator may grant non-qualified share options, “incentive share options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified share option may not be less than 85% of the fair market value of our shares on the date of grant unless otherwise determined by the administrator. Any incentive share option granted to a person who owns shares possessing more than 10% of the voting power of all classes of shares of us or any parent or subsidiary at the time of the grant must have an exercise price not less than 110% of the fair market value of our shares on the date of grant and a term not exceeding five years from the date of grant thereof. The exercise price of each incentive share option granted to all other persons may not be less than the fair market value of our shares on the date of grant and shall have a term not exceeding seven years from the date of grant thereof. The administrator may amend the exercise price of any option provided that any amendment adversely affecting the rights of a grantee shall not be made without his or her written consent. Options shall first become exercisable or vest according to the terms, conditions, performance criteria and restrictions set forth in the award agreement, as determined by the administrator at the time of grant. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one-year period following such cessation, but in any event not beyond the expiration of its term.

Share Appreciation Rights. A share appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of our shares on the date of its exercise over the exercise price. We may pay the appreciation either in cash or in shares in accordance with the terms of the grantee’s award agreement. The administrator may grant share appreciation rights under the 2009 Plan in tandem with a related share option or as a freestanding award. A tandem share appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled as to the number of shares with respect to which the tandem share appreciation right was exercised. The exercise price of a tandem share appreciation right shall be the exercise price per share under the related share option. Freestanding share appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding share appreciation right shall not be less than 85% of the fair market value of our shares on the date of grant. The term of any share appreciation right granted under the 2009 Plan is seven years or such other term as set forth in the applicable award agreement.

Restricted Share Awards. The administrator may grant restricted share awards under the 2009 Plan subject to vesting conditions set forth in the award agreement as determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted share awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted shares generally will lapse and his unvested restricted shares will be forfeited back to us one month following his termination of employment with us for any reason, unless the administrator determines otherwise in its sole discretion, provided that we shall reimburse the grantee for any consideration paid by him for the restricted shares upon its issuance. Grantees holding restricted shares will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), subject to the restrictions in his award agreement, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2009 Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted shares in lieu of compensation otherwise payable in cash or in lieu of cash or shares otherwise issuable upon the exercise of share options, share appreciation rights, performance shares or performance cash.

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

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2009 Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in our shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted shares, or any combination of these. Unless otherwise provided in the award agreement, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee continuously remained in service.

Maximum Grants. The maximum number of shares that may be subject to options or share appreciation rights which may be awarded to any grantee during any annual period, as approved by CDC Software’s shareholders at an extraordinary general meeting held on May 28, 2010, is 3.0 million in the aggregate. The maximum number of shares which may be awarded to any grantee during any annual period as restricted shares, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is $500,000. These maximum grants are included so that awards granted pursuant to the 2009 Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code.

Transfer Restrictions. The 2009 Plan provides that incentive share options may not be transferred except by will or the laws of descent and distribution. The administrator has discretion to permit transfers of other awards where it concludes such transferability is appropriate and desirable.

Change in Control. If a change in control occurs, the administrator has discretion to provide for such adjustments to outstanding awards under the 2009 Plan as it deems necessary or appropriate (including the assumption or substitution of such awards and the acceleration of the vesting or exercisability of such awards), provided that the administrator determines that such adjustments do not have a substantial adverse economic impact on the award holder as determined at the time of the adjustment. A “change in control” is defined generally under the 2009 Plan as a sale or other disposition of substantially all of our assets, the acquisition by any person of more than 50% of our voting shares (including by way of a merger, consolidation or otherwise), and certain changes in our board of directors.

Amendment and Termination. The 2009 Plan will continue in effect until the 10th anniversary of its approval by the shareholders, unless earlier terminated by our board of directors. Our board of directors may amend, suspend or terminate the 2009 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that our board of directors may not make any amendment in the 2009 Plan that would, if such amendment were not approved by the shareholders, cause the 2009 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2009 Plan or after termination of the 2009 Plan.

CDC Software Corporation 2009 Employee Share Purchase Plan

CDC Software Corporation has also adopted its 2009 Employee Share Purchase Plan, or the 2009 ESPP. The 2009 ESPP was ratified by CDC Software’s shareholders at an extraordinary general meeting held on May 28, 2010. A summary of the material terms of the 2009 ESPP is set forth below, a copy of which has been filed with the SEC.

The 2009 ESPP allows eligible employees to purchase CDC Software’s class A ordinary shares represented by American Depositary Shares, or Shares, at a discount through payroll deductions during two annual purchase periods.

Purpose. The 2009 ESPP is intended to make available incentives that will assist CDC Software in attracting and retaining key employees and to encourage them to increase their efforts to promote its business and the business of its subsidiaries.

Administration. The 2009 ESPP is administered by the Compensation Committee of CDC Software’s board of directors. The Compensation Committee may make such rules and regulations and establish such procedures for the administration of the 2009 ESPP as it deems appropriate, and shall have authority to interpret the 2009 ESPP, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law and shall take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the 2009 ESPP or the administration or interpretation thereof.

Eligibility. All employees of CDC Software and each Subsidiary (as defined in the 2009 ESPP) designated for participation therein by the Compensation Committee shall be eligible to participate in the 2009 ESPP, provided that each such employee:

•

has been employed by CDC Software or any Subsidiary (or any predecessor thereof), in the manner set forth in clauses (iii) and (iv) below, for a period of at least one hundred and eighty (180) days (continuous or otherwise) prior to the Plan Period (as defined in the 2009 ESPP) during which participation is to commence, provided that no employee who has been employed for two years, for purposes of Section 423(b)(4)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), or more can be excluded under this clause (i);

•

does not own, for purposes of Section 423 of the Code, immediately after the right is granted, stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of the Company or of a Subsidiary;

•	customarily works more than 20 hours per week; and

•	customarily works more than five months in a year;

provided, that, notwithstanding the foregoing, the employment of an employee of a Subsidiary which ceases to be a Subsidiary shall, automatically and without any further action, be deemed to have been terminated (and such employee shall cease to be an Eligible Employee thereunder).

Purchases and Reserved Shares. The two purchase periods over every twelve-month time span are from October 1 to March 31 of the following year and April 1 to September 30 of the same year. Participants in the ESPP may select payroll deductions in whole percentages, from 1% to 10% of base salary. Shares are purchased using the funds set aside through the payroll deductions at the end of each purchase period at a 15% discount to the lower of the market value of Shares on the first day of the applicable purchase period or the last day of the applicable purchase period. The maximum number of shares that a participant may purchase in any single purchase period shall be $25,000 of the fair market value of Shares for each calendar year, or $12,500 of fair market value of Shares for each purchase period.

The purchase price for each Share shall be the lesser of 85% of the Fair Market Value (as defined in the 2009 ESPP) of such Share at the beginning or the end of an Investment Period (as defined in the 2009 ESPP).

CDC Software has reserved an aggregate of 500,000 Shares for issuance under the 2009 ESPP, of which an aggregate of no more than 100,000 Shares are available for purchase during any purchase period, subject to adjustment in case of changes affecting Shares.

Amendment and Termination. CDC Software’s board of directors may at any time, or from time to time, amend the 2009 ESPP in any respect; provided, however, that the 2009 ESPP may not be amended in any way that would cause, if such amendment were not approved by the holders of the Company’s ordinary shares, the 2009 ESPP to fail to comply with: (i) the requirements for employee stock purchase plans as defined in Section 423 of the Code; or (ii) any other requirement of applicable law or regulation; unless and until the approval of the holders of the applicable ordinary shares is obtained. No amendment of the 2009 ESPP shall alter or impair any rights outstanding at the time of such amendment to purchase Shares pursuant to any offer thereunder.

The 2009 ESPP and all rights of employees thereunder shall terminate: (i) on the date that participating employees become entitled to purchase a number of Shares greater than the number of reserved Shares remaining available for purchase; or (ii) at any time, at the discretion of our board of directors.

In the event that the 2009 ESPP terminates under circumstances described in (i) above, reserved Shares remaining as of the termination date shall be subject to participating employees on a pro rata basis. No termination of the 2009 ESPP shall alter or impair any rights outstanding at the time of such termination to purchase Shares pursuant to any offering of the right to purchase Shares thereunder.

China.com Equity Incentive Plans

China.com has adopted three share option schemes pursuant to which it may issue options to acquire its ordinary shares, par value HK$0.10 per share: (i) the Pre-IPO Share Option Scheme; (ii) the Post-IPO Share Option; and (iii) the 2002 Share Option Scheme. Under these share option schemes, China.com may generally issue options to directors, employees, advisors, consultants, vendors and suppliers. The maximum number of shares which can be granted under the Pre-IPO Scheme and the Post-IPO Scheme must not exceed 10% of the issued share capital of China.com as of the date of the listing of its shares on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange. The maximum number of shares which can be granted under the 2002 Scheme must not exceed 10% of the issued share capital of China.com at the date of approval of the scheme. As of December 31, 2009, the number of shares issuable under the Pre-IPO Scheme, the Post-IPO Scheme and the 2002 Scheme were 282,500 shares, 21,062 shares and 4,500,488 shares, respectively, which represented approximately 4.48% of the aggregate of China.com’s shares in issue at that date. Pursuant to the Pre-IPO Scheme and the Post-IPO Scheme, no participant shall be granted an option which, if accepted and exercised in full, would result in such a participant’s maximum entitlement exceeding 25% of the aggregate number of shares of China.com subject to such schemes. The maximum number of shares issuable as options to each eligible participant in the 2002 Scheme in any 12 month period shall not exceed, without shareholder approval, 1% of the issued share capital of China.com from time to time. All share options must be exercised within 10 years from the date of grant. The exercise price for options issued under the Pre-IPO Scheme was set at HK$1.88 per share. The exercise price of options issued under the Post-IPO Scheme and the 2002 Scheme is determined by the directors of China.com, but may not be less than the higher of the following:

•	the closing price of China.com’s shares on the Hong Kong Stock Exchange on the date of grant of the options;

•	the average of the closing prices of China.com’s shares for the five trading days immediately preceding the date of grant of the share options; and

•	the nominal value of China.com’s shares.

CDC Software International Corporation 2007 Stock Incentive Plan

CDC Software International has adopted and we, as sole shareholder, have approved the CDC Software International Corporation 2007 Stock Incentive Plan, or the 2007 Software International Plan. A summary of the 2007 Software International Plan is set forth below, a copy of which has been filed with the SEC.

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

CDC Games International Corporation 2007 Stock Incentive Plan

CDC Games International has adopted and we, as sole shareholder, have approved the CDC Games International Corporation 2007 Stock Incentive Plan, or the 2007 Games International Plan. A summary of the 2007 Games International Plan is set forth below and 2007 Games International Plan, a copy of which has been filed with the SEC.

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

Shares Subject to 2007 Games International Plan. Subject to adjustments under certain conditions, the maximum aggregate number of class A common shares of CDC Games International Corporation which may be issued pursuant to all awards under the 2007 Games International Plan is 3,750,000. At December 31, 2009 options to purchase 2,215,000 of CDC Games International Shares have been granted under the 2007 Games International Plan. The options will vest in equal installments on a quarterly basis over the three year period immediately following the consummations of an initial public offering of CDC Games International Shares, and have an expiration date on the seventh anniversary of the date of grant.

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

CDC Games Corporation 2008 Stock Incentive Plan

CDC Games Corporation has adopted and we, as sole shareholder, have approved the CDC Games International Corporation 2008 Stock Incentive Plan, or the 2008 Games Plan. A summary of the 2008 Games Plan is set forth below and 2008 Games Plan, a copy of which has been filed with the SEC.

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

Shares Subject to 2008 Games Plan. Subject to adjustments under certain conditions, the maximum aggregate number of class A common shares of CDC Games Corporation which may be issued pursuant to all awards under the 2008 Games Plan is 3,750,000. At December 31, 2009, no options to purchase CDC Games Shares have been granted under the 2008 Games Plan. The options will vest in equal installments on a quarterly basis over the three year period immediately following the consummations of an initial public offering of CDC Games Shares, and have an expiration date on the seventh anniversary of the date of grant.

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

C.	Board Practices

Our board of directors is divided into three classes, each class having a term of three years. Each year the term of one class expires and nominees for membership in that class are eligible to be elected at the relevant annual meeting of shareholders. All directors hold office until the relevant annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers are elected by and serve at the discretion of the board of directors. Information relating to the terms of office of our board members is set forth herein under Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management.”

Pursuant to that certain executive services agreement between CDC Corporation and Asia Pacific On-Line Ltd. (“APOL”) effective as of January 1, 2010, so long as: (i) Mr. Peter Yip, or together with his immediate family, is the beneficial owner of more than 50% of APOL; and (ii) APOL beneficially owns at least 5% of our class A common shares, APOL has the right to designate a director to serve on our board.

Our directors have the power to appoint any person as a director either to fill a vacancy or as an addition to our board of directors. Any director so appointed may hold office only until the next following annual general meeting, and is then eligible for re-election. A director may be removed from office, with or without cause, by a resolution of shareholders or, with cause, by a resolution of our board of directors.

No director has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation in which he or she is a director or executive officer, to engage in normal business activities of such person or corporation.

Directors may vote on any contract or proposed contract or arrangement in which they are interested, provided that they provide a general notice to our board of directors that (a) they are a member of a specified company or firm and are to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (b) that they are to be regarded as interested in any contract or arrangement that may after the date of the notice be made with a specified person who is connected with them. Our board of directors may exercise all of our powers to raise or borrow money and receive such remuneration as determined by our board of directors or a designated committee.

There are no family relationships between any of the named directors and executive officers. Further, the directors of the Company are not parties to any agreements in relation to this board service with the Company, or any of its subsidiaries, which provide for benefits upon the directors’ termination.

For details of such material arrangements or understandings that exist between any of the named directors or executive officers and CDC, see Item 7.B., “Major Shareholders and Related Party Transactions – Related Party Transactions.”

Committees of our Board of Directors

During the fiscal year ended December 31, 2009, CDC Corporation’s board of directors had four standing committees:

•	the audit committee;

•	the compensation committee;

•	the nominating committee; and

•	the executive committee.

Audit Committee

The audit committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of our annual audit. In addition, since February 2002, the audit committee has reviewed the terms of proposed transactions with related parties in accordance with the terms of our articles of association. Since May 2003, the audit committee has also been responsible for reviewing our compliance with the Sarbanes-Oxley Act. This responsibility includes reviewing documentation of our internal controls and key processes and procedures in order to report on compliance with Section 404, “Management Assessment of Internal Controls.” The Audit Committee is comprised of directors who qualify as an independent director for purposes of the rules and regulations of NASDAQ and the Sarbanes-Oxley Act of 2002 and operates under a charter that is compliant with the rules and regulations of NASDAQ.

As of May 31, 2010, Messrs. Britt, Clough and Wang served on the audit committee with Mr. Britt serving as chairman.

Compensation Committee

The compensation committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers our 2005 Stock Option Plan, our 1999 Stock Option Plan, the Ross 1998 Stock Option Plan and our 2004 Employee Share Purchase Plan.

As of May 31, 2010, Messrs. Clough and Wang and Dr. Ch’ien served on the compensation committee with Mr. Wang serving as chairman.

Nominating Committee

The nominating committee formulates and reviews appropriate criteria to be used in connection with selection of persons to serve on our board of directors and assesses and recommends nominees for election to our board of directors by shareholders at our annual general meeting.

As of May 31, 2010, Mr. Britt served as the sole member of our nominating committee.

Executive Committee

The executive committee of the board of directors has been authorized, during any interim period between quarterly meetings of the full board of directors, to act for and in lieu of the full board of directors and to approve of any transaction requiring board approval by the board of directors that does not exceed aggregate consideration to be paid by us of more than $40.0 million in cash and equity, with any equity component not to exceed 1,000,000 class A common shares.

As of May 31, 2010, Messrs. Yip, Wong, and Clough and Dr. Ch’ien served on the executive committee, with Mr. Clough serving as chairman.

Duties of Directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that each director possesses and not such care, diligence and skills as would be displayed by a reasonable person in the circumstance. In fulfilling their duties of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages on our behalf through a derivative action in the name of the company, if a duty owed by our directors is breached. Our directors will not generally owe duties directly to shareholders. See Item 10.D., “Additional Information – Exchange Controls – Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Subsidiary Boards of Directors

As of May 31, 2010:

•

The board of directors of CDC Software Corporation was comprised of: Raymond Ch’ien, Yip Hak Yung, Peter Yip, Carrick John Clough, Wong Kwong Chi, Simon, Wong Chung-Kiu, Dr. Lee G. Lam, SJ Wong and Francis Kwok-Yu Au.

•	The board of directors of CDC Games Corporation was comprised of: Yip Hak Yung, Peter Yip, Wang Cheung Yue, Fred, Wong Kwong Chi, Simon, Francis Kwok-Yu Au and Dr. Lee G. Lam.

•

The board of directors of China.com was comprised of: Yip Hak Yung, Peter Yip, Dr. Cheng Loi, Dr. Ch’ien Kuo Fung, Raymond, Wong Sin Just, Wang Cheung Yue, Fred, Dr. Lee G Lam and Anson Wang, Mao Hong Chang, Li On-Kwok, Victor and Wong Kwong Chi, Simon.

D.	Employees

As of December 31, 2009, we had approximately 2,810 full-time, part-time and temporary employees, as compared to 2,227 as of December 31, 2008 and 3,125 as of December 31, 2007. Of our 2,810 employees at December 31, 2009, approximately 1,158 are in professional services and consulting positions, 331 are in sales, marketing and business development positions, 484 are in research and development positions, 295 are in customer service, 170 operations and maintenance, and 372 are in various finance, back office and administration positions. Further, of such 2,810 persons, approximately 936 are employed in the Americas, 343 in Europe, and 1,531 in Australia, Hong Kong, the PRC and Asia.

Furthermore, in May 2010, in connection with our execution of an amendment to the services agreement between CDC Software Corporation and CDC Corporation, CDC Software transferred an aggregate of approximately 90 employees to CDC Corporation.

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

Beneficial ownership of our class A common shares by our directors, senior executive officers and other major shareholders is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to those shares. In computing the number of class A common shares beneficially owned by a person, and the percentage ownership of that person, class A common shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days are deemed beneficially owned and outstanding, but such class A common shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person.

As of May 31, 2010, none of our directors and senior executive officers, except for Mr. Yip, beneficially owned more than 1% of our class A common shares. As of May 31, 2010, Mr. Yip beneficially owned 20,437,087 class A common shares, which represented approximately 18.7% of our class A common shares outstanding at that time. Mr. Yip does not have different voting rights than other holders of our class A common shares. However, APOL, which is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children, is entitled to nominate one director to the board of directors of CDC Corporation as long as APOL beneficially owns at least 5% of the shares of CDC Corporation.

Our directors, executive officers and employees may be eligible to receive equity incentives or to participate in our equity incentive plan. For a description of our equity compensation plans, see Item 6B., “Directors, Senior Management and Employees – Compensation – Equity Compensation Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a publicly owned corporation, and our class A common shares are owned by U.S. residents and residents of other countries. As of May 31, 2010, we were not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly, and a total of 540 shareholders of record were U.S. residents holding approximately 85.3% of our class A common shares. APOL is entitled to nominate one director to our board of directors as long as it beneficially owns at least 5% of our shares. No other holder of our class A common shares has different voting rights.

The following table sets forth information concerning each person known by us who beneficially owns 5% or more of our class A common shares as of May 31, 2010:

	Beneficial Ownership
Shareholder	Shares	Percent*
Asia Pacific Online Limited (1)	20,437,087	18.7%
Xinhua News Agency (2)	7,362,734	7.0%
Evolution Capital Management LLC (3)	9,664,897	9.2%

*	Based on 105,622,294 CDC Corporation class A common shares outstanding as of May 31, 2010.
(1)

As of May 31, 2010, APOL held 11,987,253 class A common shares and 7,999,999 options/SARs (of which 3,460,836 were, or would become, exercisable within 60 days of May 31, 2010). The number of shares beneficially owned by APOL include all of the class A common shares owned by it, 4,988,998 class A common shares held by the spouse of Mr. Yip, as well as all of the options and SARS held by APOL that were exercisable or would become exercisable within 60 days of May 31, 2010. APOL is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children.

(2)	Xinhua holds our shares through a wholly-owned subsidiary, Golden Tripod Technology Limited.
(3)

Based upon a Schedule 13-G filed jointly by Evolution Capital Management LLC, Evo Capital Management Asia Limited, Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio A, Evolution CDC SPV, Ltd., and Evolution Master Fund, Ltd. SPC, Segregated Portfolio M (collectively, “Evolution”) filed with the SEC on February 17, 2010, Evolution beneficially owned 9,664,897, or 9.2% of our class A common shares. We believe Evolution’s beneficial ownership of our class A common shares represent its potential holdings upon a full conversion of its outstanding 3.75% Senior Exchangeable Convertible Notes.

On December 31, 2009, Jayhawk Capital Management, L.L.C. sold a portion of its holdings in our class A common shares, thereby ceasing to be a major shareholder of our company. For a discussion of risks associated with the holdings of our major shareholders, see Item 3.D., “Key Information – Risk Factors – Risks Relating to Our Class A Common Shares.”

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

As of December 31, 2009, BBMF Group Inc. is owned 16.07% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of CDC Corporation. In addition, Mr. Antony Ip serves as the chairman and a director of BBMF. Antony Ip is the son of Peter Yip. During 2008, Mr. Ip terminated his employment with CDC Corporation and resigned from his responsibility to serve as a director and chief strategy officer of CDC Games.

Golden Tripod. For the year ended December 31, 2007 we paid management fees of approximately $44,870 to Golden Tripod Limited, an entity affiliated with Xinhua, which is one of our major shareholders, for the provision of general management services to us, including consultancy fees of consultants provided by Golden Tripod Limited. No management fees have been paid to Golden Tripod Limited since 2007.

Employment Agreements

Certain of our senior executive officers are parties to employment agreements with us and other companies in the CDC Corporation group under which they are entitled to a base salary, allowances and performance based bonuses and, in some cases, share options under our and CDC Corporation’s equity incentive plans. Under these employment agreements, a senior executive officer’s employment may be terminated for cause, at any time, without prior notice, for certain acts of the officer, including, but not limited to, material violation of policies and regulations of CDC Corporation or its affiliates, failure to perform agreed duties or a conviction of a crime. These employment agreements may be terminated by either party at any time upon three months’ prior written notice.

Effective January 1, 2010, we entered into a new executive services agreement with Asia Pacific On-Line Limited for the services of our Chief Executive Officer, Mr. Peter Yip (the “2010 CDC ESA”). For a description of the 2010 CDC ESA, see Item 6.B., “Directors, Senior Management and Employees – Compensation.”

Indemnification Agreements with Directors and Officers

We have entered into indemnification agreements with our directors and certain of our officers that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers, and to advance their expenses, including legal expenses, incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

Intercompany Agreements

Upon the consummation of the initial public offering of CDC Software Corporation in August 2009, we entered into: (i) a Services Agreement with CDC Software Corporation under which we and CDC Software Corporation are obligated to provide certain services to each other, which was subsequently amended in May 2010; and (ii) a Trademark License Agreement, pursuant to which we and CDC Software Corporation license the use of various trademarks of the other. For descriptions of such agreements, see Item 10.C., “Additional Information – Material Contracts.”

Loan Agreement

On February 24, 2010, we entered into a loan agreement with CDC Software Corporation with respect to certain inter-company balances owed by us to CDC Software Corporation. For a description of such agreement, see Item 10.C., “Additional Information — Material Contracts.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended our consolidated statements and other financial information as of and for the year ended December 31, 2009 commencing on page F-1 of this Annual Report.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our class A common shares have been quoted on NASDAQ under the symbol “CHINA” since our IPO on July 12, 1999. Prior to July 12, 1999, there was no public market for our shares. The following table sets forth, for the periods indicated, the high and low closing prices per share as reported on NASDAQ. On December 31, 2009, the closing price for our class A common shares on NASDAQ was $2.23 per share.

	Closing prices
	High	Low
	(in U.S. dollars per Share)
2005:
Annual	$4.48	$2.40

2006:
Annual	$9.50	$3.19

2007:
Annual	$10.94	$3.74

2008:
First quarter	$4.56	$3.53
Second quarter	$4.14	$2.49
Third quarter	$3.09	$1.81
Fourth quarter	$1.87	$0.70
Annual	$4.56	$0.70

2009:
First quarter	$1.29	$0.73
Second quarter	$1.76	$1.11
Third quarter	$3.65	$1.36
Fourth quarter	$2.69	$2.16
Annual	$3.65	$0.73

2010:
First quarter	$3.05	$2.12

Past six calendar months:
December 2009	$2.47	$2.22
January 2010	$2.95	$2.31
February 2010	$2.55	$2.12
March 2010	$3.05	$2.49
April 2010	$3.19	$2.66
May 2010	$2.63	$2.00

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We incorporate by reference into this Annual Report the description of our Amended and Restated Memorandum of Association and Articles of Association contained in our annual report on Form 20-F (File No. 000-30134) filed with the SEC on June 30, 2009.

C.	Material Contracts

Credit Agreement

On April 27, 2010, CDC Software Corporation and its subsidiary, Ross Systems, Inc., entered into a Credit Agreement with Wells Fargo Capital Finance, LLC (formerly Wells Fargo Foothill, LLC), as agent. Pursuant to the Credit Agreement, Wells Fargo Capital Finance made available to CDC Software Corporation a senior secured revolving credit facility of up to $30.0 million. Under the credit facility, CDC Software Corporation is an unsecured guarantor; each of its subsidiaries, Pivotal Corporation and CDC Software, Inc., is a secured guarantor, and Ross Systems is borrower. Advances under the credit facility may be used by CDC Software Corporation for, among other things, general corporate purposes, strategic growth initiatives such as mergers and acquisitions, working capital and capital expenditures, and, subject to certain conditions, up to $15.0 million under the credit facility may be provided by CDC Software Corporation to us.

The credit facility provides that revolving loans and letters of credit may be provided to CDC Software Corporation, subject to availability requirements, which are determined pursuant to a borrowing base calculation of a percentage of CDC Software Corporation’s trailing twelve month maintenance revenue, as such is defined in the credit agreement. Borrowings under the credit facility bear interest at either a base rate or LIBOR rate, as CDC Software Corporation may elect from time to time.

Pursuant to a security agreement by and among Ross Systems; CDC Software, Inc.; Pivotal Corporation and Wells Fargo, the obligations under the credit facility are secured by a first priority security interest in all of borrower’s and the secured guarantors’ assets, including without limitation, all accounts, equipment, inventory, chattel paper, records, intangibles, deposit accounts and cash and cash equivalents, including certain intellectual property.

The credit facility expires on April 27, 2014, and contains customary affirmative and negative covenants for credit facilities of this type, including limitations on CDC Software Corporation with respect to the incurrence of indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. The credit facility also includes financial covenants including minimum EBITDA, fixed charge coverage ratio requirements and recurring revenue requirements. In addition, the credit facility imposes limitations on CDC Software Corporation’s ability to transfer funds between it and certain of its subsidiaries as well as between CDC Software Corporation and us and our other subsidiaries, which could materially and adversely affect our operations and financial condition and those of our subsidiaries and affiliates. CDC Software Corporation is required to maintain certain minimum amounts outstanding from closing until January 27, 2012.

Services Agreement

Upon the consummation of CDC Software Corporation’s initial public offering in August 2009, we entered into a Services Agreement with CDC Software Corporation under which we and CDC Software Corporation are obligated to provide certain services to each other. The services that we and CDC Software Corporation provide to each other include:

•	legal services;

•	human resources services;

•	insurance services;

•	accounting and auditing services;

•	investor relations services;

•	information technology services;

•	marketing services;

•	mergers and acquisitions services; and

•	occupancy support services.

The Services Agreement, which was effective upon completion of CDC Software Corporation’s initial public offering in August 2009, has an initial term expiring on December 31, 2019. Thereafter, the Services Agreement automatically renews for successive two-year periods unless we or CDC Software Corporation elect not to renew the Services Agreement by providing not less than 15 months’ advance written notice. We have the right to terminate the agreement at any time we ceases to own at least 50% of the total voting power of CDC Software Corporation’s ordinary shares.

Under the Services Agreement, except as otherwise provided by the May 2010 amendment described below, we and CDC Software Corporation provide services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. Amounts payable pursuant to the Services Agreement may increase or decrease depending on a number of factors, including whether the costs of providing such services materially changes based upon our negotiations.

On May 28, 2010, we entered into an amendment to the Services Agreement, which provides that we or our subsidiaries shall provide CDC Software Corporation with certain additional services, including strategic business consulting services, software implementation services, software operational support services, and customer education and training services at a price equal to the costs incurred by us or our subsidiaries to provide these services plus an additional gross margin of 25%. CDC Software Corporation is required to first offer us the right to provide these additional services; however, in the event that we choose not to exercise such right, CDC Software Corporation is entitled to contract with a third party for these services in order to fulfill its obligations to its customers.

We believe that the payments and the payment terms under the Services Agreement are reasonable.

Trademark License Agreement

Upon the consummation of CDC Software Corporation’s initial public offering in August 2009, we entered into a Trademark License Agreement, pursuant to which we and CDC Software Corporation license the use of various trademarks of the other. Under this agreement, CDC Software Corporation licenses the “CDC” name and logo on a non-exclusive basis and we license from CDC Software Corporation certain of CDC Software Corporation’s and its subsidiaries’ trademarks, including “The Customer Driven Company,” and the logos for “Pivotal,” “Respond,” “Ross Systems” and others, on a non-exclusive basis. No royalty is payable by either party until the earlier of five years after the consummation of the offering or we cease to own at least 50% of the total voting power of CDC Software Corporation’s ordinary shares, upon which each party shall pay the other an annual royalty in arrears of $10,000 during the term of the Trademark License Agreement. Each party has the right to terminate the agreement at any time we cease to own at least 50% of the total voting power of CDC Software Corporation’s ordinary shares.

Loan Agreement

We had a net payable due to CDC Software Corporation of $14.2 million and $34.2 million at December 31, 2008 and 2009, respectively, which arose from our and our subsidiary’s purchase of goods and services in the normal course of business and the allocation of overhead costs from CDC Software Corporation and its subsidiaries. Prior to August 2009, interest was applied at the 6 month LIBOR rate plus 2%. Included in the net payable amount at December 31, 2008 and 2009 are interest-bearing payables in the amount of $45.3 million and $58.9 million, respectively, and interest-bearing receivables in the amount of $12.5 million and $24.8 million, respectively. The average net interest-bearing payable during 2009 was $16.6 million. From and after the date of CDC Software Corporation’s initial public offering in August 2009, these balances bear interest at the higher of either: (a) four percent (4%) per annum or (b) the LIBOR rate plus two and a half percent (2.5%) per annum.

On February 24, 2010, we entered into a loan agreement with respect to these inter-company balances. The loan agreement provides for interest to accrue monthly at the higher of either four (4%) percent per annum, or the LIBOR Rate (as defined in the Loan Agreement) plus two and a half percent (2.5%) per annum. Interest and principal are due at maturity on February 24, 2015. The maturity date may be extended for additional one (1) year periods by the mutual written agreement of the parties. On March 30, 2010, we reduced the inter-company balance by $7.0 million in a transaction approved by the boards of directors of both companies, through the payment of $4.2 million in cash and the transfer of an aggregate of 276,543 of CDC Software Corporation’s class A ordinary shares, which were held by our subsidiary, to a subsidiary of CDC Software Corporation’s, at a price of $10.125 per share, the average closing price for CDC Software Corporation’s American Depositary Receipts on NASDAQ for the ninety (90) trading day period ended March 25, 2010. This reduced the inter-company balance to $30.0 million. The highest amount outstanding on the inter-company loan from January 1, 2009 to March 31, 2010 was $35.8 million.

Intercompany agreements relating to CDC Corporation shares

In circumstances where certain of CDC Software Corporation’s material contracts have provided that our class A ordinary shares may be issued in connection with various of CDC Software Corporation’s acquisitions, we have entered into intercompany agreements with CDC Software Corporation, which provide that in the event we issue our class A ordinary shares in satisfaction of such obligations, there shall be created an intercompany liability from CDC Software Corporation to us in the amount of the fair market value of our class A common shares issued. As part of the acquisition of c360 Solutions, Inc., in April 2006, 600,000 shares of class A common shares of CDC Corporation, in twelve quarterly installments of 50,000 shares each, have been issued to the sellers as certain milestone targets were achieved, which led to an increase in CDC Software Corporation’s short term loan from us, resulting in a balance of $0.9 million (200,000 shares per annum valued at $4.49 per share, the market price of CDC Corporation stock on the consummation date of the acquisition) in 2007 and $0.3 million in 2008 (50,000 shares valued at $5.49 per share).

3.75% Senior Exchangeable Convertible Notes Due 2011

In November 2006, we issued an aggregate of $168 million of 3.75% Senior Exchangeable Convertible Notes due 2011, or Notes, to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

As of December 31, 2009, our subsidiary, CDC Delaware Corp. was the holder of $124.8 million in principal amount, or 75.2% of the total aggregate amount outstanding of Notes, and Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd., or Evolution, were the holders of an aggregate of $41.2 million, or 24.8% of the total aggregate amount outstanding of Notes.

The Notes and the Note Purchase Agreement related thereto originally provided that, if neither CDC Software International nor CDC Games International was able to complete a “qualified initial public offering,” or QIPO, prior to November 13, 2009, holders would have the option to require us to redeem the notes at a redemption price of principal plus accrued and unpaid interest, calculated at the rate of 12.5% per annum applied retroactively from November 13, 2006 to the date of redemption.

The Notes and the Note Purchase Agreement related thereto contain certain negative covenants, including restrictions on our ability to incur debt, create, assume or incur any mortgage, pledge lien, or other security interest, from paying dividends to our common shareholders (other than dividends of our common shares), and repurchase any shares of our capital stock or any of our subsidiaries under certain circumstances. The Notes also afford the note investors certain anti-dilution protections.

On November 11, 2009, CDC Delaware executed an Amendment No. 1 to Notes and Note Purchase Agreement that amended the Notes and the Note Purchase Agreement to: (i) amend the definition of QIPO to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a QIPO, via the definition of Minimum IPO Amount (as defined in the Note Purchase Agreement, from $100.0 million to $40.0 million.

Additionally, on June 18, 2010, CDC Delaware executed another amendment to the Note Purchase Agreement to amend the definition of: (i) Termination Date, to provide that it shall occur on the earlier of (a) the first date on which the aggregate principal amount of all Notes then outstanding and held by non-affiliates of CDC is less than twenty five percent (25%) of the aggregate principal amount of the Notes issued on the Closing Date and (b) in the event that a QIPO has occurred at least thirty (30) days prior to the three-year anniversary of the Closing Date, such three-year anniversary; and (ii) Software Facility, to mean a credit facility that is made available to CDC Software and/or its affiliates or subsidiaries by Silicon Valley Bank or a comparable financial institution provided the aggregate principal amount of the facility does not exceed thirty million dollars (US$30,000,000) and is not guaranteed by CDC Corporation.

As a result of Amendment No. 1 to the Notes and Note Purchase Agreement, we believe that the holder redemption right provided in the Notes, which would have required us to pay, not later than December 16, 2009, an aggregate of approximately $52.0 million, consisting of the remaining principal outstanding on the Notes held by such non-affiliates together with accrued interest at the rate of 12.5% retroactive to the issue date of November 13, 2006, is both no longer exercisable by such holders, and is no longer of any force or effect. We also believe that the negative covenants are no longer applicable to us.

Notwithstanding the foregoing, in November 2009, we received a notification from Evolution purporting to elect to exercise the holder redemption option under the Notes. Furthermore, on December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against us in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their Notes, together with accrued and retroactive interest. Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in its lawsuit against us. On April 28, 2010, the New York Court denied Evolution’s motion for summary judgment.

On March 2, 2010, we filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to Notes, breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

Evolution has asserted that our non-payment of the holder redemption amount and other actions that we have undertaken, constitute events of default under the Notes.

We have advised our subsidiary, CDC Software, that we may request that it provide us with a loan, distribution or other funding to assist us in settling any obligations we may ultimately be deemed to have under the Notes.

See Item 3.D., “Key Information – Risk Factors – Risks Relating to Our Class A Common Shares” for a discussion of the risks relating to our 3.75% Senior Exchangeable Convertible Notes.

Short-Term Loan from CDC Corporation

We had short-term loans to CDC Software of $33.7 million and nil at December 31, 2008 and 2009, respectively, that were primarily related to funding provided by us to finance CDC Software Corporation’s acquisition activities, reduced by overhead allocations from us. These amounts were unsecured, payable on demand, and accrued no interest. During 2009, the short-term loan was repaid.

Other Agreements

MVI. In October 2006, CDC Software Corporation’s subsidiary, Ross Systems, entered into an agreement to acquire 100% of the shares of MVI Holdings Limited, or MVI, a provider of real-time performance management solutions for the food and beverage, consumer products, pharmaceuticals and chemicals industries. Under the terms of the agreement, Ross Systems paid approximately $6.0 million of cash at closing, subject to various adjustments. In addition, Ross Systems agreed to pay up to a maximum of $12.0 million of additional consideration based upon the revenues of MVI in each of the first three years following the closing. In September 2008, Ross Systems entered into an addendum to the purchase agreement pursuant to which Ross Systems extended the earn out period to include a fourth year and provided that the amounts payable for the third and fourth years would equal a percentage of adjusted operating profit, as defined in that addendum. In January 2010, Ross Systems entered into a subsequent addendum to the purchase agreement pursuant to which the parties amended the purchase agreement as follows (i) amended the amounts to be paid for the third installment thereunder to $2.1 million and the fourth installment to $1.6 million; (ii) provided that the third installment would be payable on or before June 30, 2010 and the fourth installment would be payable in three tranches in August 2010, October 2010 and January 2011; (iii) removed the holdback and indemnity provisions as they relate to the third and installments; and (iv) deleted all restrictions on the operation of the MVI and the CDC Factory businesses placed on Ross Systems under the stock purchase agreement and first addendum.

PeoplePoint. In December 2009, CDC Software Corporation’s subsidiary, CDC Software (Australia) PTY LTD, or CDC Australia, entered into an agreement to acquire 100% of the shares of PeoplePoint Software Pty Ltd, or PeoplePoint, an Australian-based provider of software solutions and services for the aged care residential, clinical and community services management market. Under the terms of the agreement, CDC Australia paid approximately Aus$3.0 million of cash at closing, subject to various adjustments. In addition, CDC Australia agreed to pay up to a maximum of Aus$6.5 million of additional consideration based upon the EBITDA of PeoplePoint in each of the first two years following the closing.

D.	Exchange Controls

General

There are no exchange control restrictions on payments of dividends on our class A ordinary shares or on the conduct of our operations in Hong Kong, where our principal executive offices are located, or the Cayman Islands, where we are incorporated. In addition, both Hong Kong and the Cayman Islands are not party to any double tax treaties and no exchange control regulations or currency restrictions exist in these countries.

We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our class A ordinary shares.

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

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands’ court that has not been withdrawn. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

Under our amended and restated memorandum and articles of association, subject to the separate requirement for audit committee approval under the applicable rules of NASDAQ or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement that he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

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

Passive Foreign Investment Company Status

In General. We do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009, based upon our analysis of: (1) our assets held at the end of each quarter of our taxable year ending December 31, 2009, and (2) our income for our taxable year ended December 31, 2009. However, the PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules. There can be no assurance that the IRS will not successfully contend, or that a court would not otherwise conclude, that we are a PFIC. Accordingly, prospective investors are strongly urged to consult with their tax advisor as to the effects of the PFIC rules.

Further, the PFIC determination is made annually, and therefore may be subject to change in future years. Thus, we can provide no assurance that we will not be classified as a PFIC in 2010 and beyond. However, we will take steps to reduce the possibility of being a PFIC for 2010 and beyond. The determination of whether we would become a PFIC in a future tax year would be principally based upon:

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

Each U.S. holder who desires QEF treatment must separately make a QEF election. In general, the first U.S. person in a chain of ownership may make the QEF election. For example, a U.S. partnership makes the QEF election on behalf of its

U.S. partners. To avoid the excess distribution rules, the election must be made beginning with the first year in the U.S. holder’s holding period in which the company qualifies as a PFIC (see the discussion of the “once a PFIC, always a PFIC” rule above). To make a QEF election you will need to have an annual information statement from the PFIC setting forth the earnings and capital gains for the year. We will make our 2009 PFIC annual information statement and other PFIC-related information available upon request. Any such information provided upon request does not constitute a part of this Annual Report.

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

We have made our 2007, 2008 and 2009 PFIC annual information statements and other PFIC-related information available under a link entitled “Tax Information” under the “Investor Relations” section on our corporate website which you may access at www.cdccorporation.net. Information contained on our website does not constitute a part of this Annual Report.

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

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If a contract or document is filed as an exhibit to a registration statement or other filing or report we make with the SEC, the contract or document is deemed to modify the description contained in this Annual Report.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed six months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Copies of this Annual Report and its accompanying exhibits, as well as reports and other information, when filed, may be inspected without charge and may be copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. You may access the SEC’s website at http://www.sec.gov.

We are required to furnish our shareholders with annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read the following discussion of our Quantitative and Qualitative Disclosures About Market Risk together with our financial condition and results of operations as set forth in Item 5 of this Annual Report, Operating and Financial Review and Prospects and with our consolidated financial statements and the related notes included elsewhere in this Annual Report.

Market risk is the risk related to adverse changes in market prices of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business. In addition, we are exposed to investment risks due to our substantial investment holdings of available-for-sale debt securities. Our market risk exposure categories at December 31, 2009 are the same as the categories at December 31, 2008. Our quantitative exposures within those categories at December 31, 2009 have decreased from the exposures at December 31, 2008. Certain risks (namely, interest rate and credit risk) have also decreased due to lower balances of securities in 2009. The amount of the carrying value on our “available for sale” investments is the same as the fair value because we have marked our investments to market at the end of the period (through Accumulated Other Comprehensive Income when gains/losses are deemed to be temporary and through the Income Statement when losses are deemed to be other than temporary). Investments that are held to maturity are stated at their original cost and gains/losses are not recognized in the Income Statement until they are realized.

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

As of December 31, 2008 and 2009, we had invested $16.5 million and nil, respectively, in fixed rate debt securities which are denominated in US dollars. At December 31, 2008, our debt securities balance included $5.4 million of restricted debt securities set aside as collateral pursuant to $2.3 million in drawdowns under our credit and repurchase facilities.

Foreign Exchange Risk. Most of our monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, Hong Kong dollars, RMB, and U.S. dollars. We do not use derivatives to hedge against foreign currency fluctuations. As exchange rates in these currencies vary, our revenues and operating results, when translated, may be adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the year ended December 31, 2009 was not material. All of our debt securities are US-dollar denominated and therefore not subject to foreign currency risk. However, as long as we continue to rely on US-dollar denominated interest income for a significant portion of our cash flows and use this to support our operations, any material depreciation of the U.S. dollar against currencies of the countries where we have operations might have a negative effect on our cash flows.

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

Credit Default and Investment Risk. When we purchase debt securities as part of our treasury management program, we are subject to risks that can reduce the value of our investments. The primary factors that can cause significant fluctuations or a decline in the fair market value of our investments include:

•	the issuer’s actual or perceived credit quality;

•	increased writedowns for goodwill or intangible assets;

•	declining revenues or earnings that fall short of expectations; and

•	the inability to comply with financial instrument covenants.

These and other indicators could reduce the value of any investments we have due to reduced liquidity:

•	ratings downgrades, or a negative outlook by credit agencies;

•	a decline in the price of an issuer’s equity or debt securities; or

•	an issuer being placed on CreditWatch.

While we no longer have any debt securities outstanding, during fiscals 2008 and 2009, we did. All of those investments in debt securities were believed to be investment grade, but there was no assurance that the issuers of those securities would not have defaulted on their obligations or that their ratings would have remained investment grade, nor is there any assurance that the issuers of any debt securities we may purchase in the future will not default on their obligations or suffer one or more rating downgrades. Events such as those listed above could cause the value of a debt security to decline, and, if we owned such debt security at the time of such a decline, we would suffer either an actual loss if we sell the debt security, a mark to market loss in the statement of operations if the decline in fair market value is deemed to be other-than-temporary, or a loss in accumulated other comprehensive loss if the decline is deemed to be temporary.

While no longer the case because we have no debt securities outstanding, we were exposed in fiscals 2008 and 2009 to the risk of default by the issuers of debt securities previously owned by us. We can quantify the risk by dividing our then debt securities portfolio into the four primary risk categories based on the Standard and Poor’s credit ratings of the debt issuers as of December 31, 2008 and 2009. Even if an issuer did not default, but the market perceived an increased likelihood of a default, we would have suffered a principal loss if we sold a debt security of such issuer under unfavorable market circumstances. The table below sets forth the value of our debt securities as of December 31, 2008 and 2009 as categorized based on ratings assigned to our debt securities by each of Standard & Poor’s and Moody’s Investors Service.

Rating (Standard & Poor’s)	AAA	AA	A	BBB
Rating (Moody’s Investors Service)	Aaa	Aa2	A2	Baa2	Total
	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2008	$10.8				$10.8
Moody’s Investors Service
Standard & Poor’s

Rating (Standard & Poor’s)	AAA	AA	A	BBB
Rating (Moody’s Investors Service)	Aaa	Aa2	A2	Baa2	Total
	(in millions of U.S. dollars)
Amounts of debt securities outstanding as of December 31, 2009	$0.0				$0.0
Moody’s Investors Service
Standard & Poor’s

Reinvestment Risk/Call Risk. If interest rates decrease, it is possible that issuers of debt securities with the right to call such instruments might exercise their right to call, or exercise the right to buy back their debt at predetermined dates prior to their maturity date at a predetermined price. While we are not at risk of this now, we would be if we decide to purchase debt securities in the future. If this were to happen our portfolio yield could potentially decrease as we might have to reinvest proceeds at lower interest rates. In addition, the cash flows associated with callable bonds are somewhat unpredictable, since the bond life could be much shorter than its stated maturity.

Equity Price Risk

As of December 31, 2009, we had $2.4 million invested in shares of publicly listed companies. The table below presents the carrying amounts and fair values of our investment in shares of publicly listed companies, which are held for non-trading purposes. The amount of the carrying value is the same as the fair value, because we have marked to market the carrying amount of our investments as of the end of the period.

	December 31, 2008		December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Available-for-sale equity securities (in millions)	$1.8	$1.8	$2.4	$2.4

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In November 2006, we issued an aggregate of $168 million of 3.75% Senior Exchangeable Convertible Notes due 2011, or Notes, to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act. The Notes and the note purchase agreement relating thereto (both, as amended, the “Note Purchase Agreement”) contain certain negative covenants, including restrictions on our ability to incur debt; create, assume or incur any mortgage, pledge, lien, or other security interest; pay dividends to our common shareholders (other than dividends of our common shares); and repurchase any shares of our capital stock or any of our subsidiaries under certain circumstances. The Notes also afford the note investors with certain anti-dilution protections. In accordance with the Note Purchase Agreement, we are subject to these negative covenants until the earlier of (i) the first date on which the aggregate principal amount of all Notes then outstanding and held by non-affiliates of CDC Corporation is less than twenty-five percent (25%) of the aggregate principal amount of the Notes issued or (ii) in the event that a Qualified Initial Public Offering (as that term is defined in the Note Purchase Agreement) has occurred, the three-year anniversary of the issue date. We believe that these negative covenants are no longer applicable to us. See Item 10.C., “Additional Information – Material Contracts – 3.75% Senior Exchangeable Convertible Notes Due 2011.”

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Management, under the supervision and with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Act), as of the end of the period covered by this Annual Report. Management concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective. We view our internal control over financial reporting as an integral part of our disclosure controls and procedures.

Attached as exhibits to this Annual Report are certifications of our CEO and CFO, which are required by Rule 13a-14 of the Act. This Disclosure Controls and Procedures section includes information concerning management’s evaluation of disclosure controls and procedures referred to in those certifications and, as such, should be read in conjunction with the certifications of the CEO and CFO.

B.	Management’s Annual Report on Internal Control over Financial Reporting

CDC Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive officer and principal financial officer and effected by CDC Corporation’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. This includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 utilizing the criteria described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, excluded businesses acquired after January 1, 2009, consisting of WKD, Activplant, Truition, and gomembers. The total assets of these acquisitions represented 6% of consolidated total assets and 1% of consolidated total revenues of the Company as of and for the year ended December 31, 2009. If adequately disclosed, companies are allowed to exclude the acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired business under guidelines established by the SEC.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP. Deloitte & Touche LLP served as our independent registered public accounting firm for the fiscal years ended December 31, 2007, 2008 and 2009, for which audited financial statements appear in this Annual Report.

C.	Attestation Report of the Independent Registered Public Accounting Firm

Deloitte & Touche LLP has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting. The report follows below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CDC Corporation

We have audited the internal control over financial reporting of CDC Corporation and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the businesses acquired after January 1, 2009 whose financial statements constitute 6% consolidated total assets and 1% of consolidated total revenues as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting for the businesses acquired after January 1, 2009. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated June 30, 2010 expressed an unqualified opinion on those financial statements which report included an explanatory paragraph regarding a change in the Company’s method of accounting for noncontrolling interests in consolidated subsidiaries and the retrospective adjustment of all periods presented in the consolidated financial statements.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2010

D.	Changes in Internal Control over Financial Reporting

Our executive, regional and financial management are committed to achieving and maintaining a strong control environment. In addition, management remains committed to the process of developing and implementing improved corporate governance and compliance initiatives. In 2009, the following changes took place:

•

We have taken steps to integrate the back office functions of our recent acquisitions in a timely manner after the acquisitions are completed. This includes integration of accounting systems and other back office functions to the shared service center in Atlanta.

•	We have continued to improve quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review.

•

As a result of our VP of Treasury leaving the company during 2009, all treasury controls were reassigned to other key personnel within the Company who have adequate knowledge of our treasury transactions and control requirements. We continue to place a strong focus on treasury controls to further improve the effectiveness of controls in this area.

•	We intend to continue to monitor our internal controls and if further improvements or enhancements are identified, take steps to implement such improvements or enhancements.

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

Our board of directors has determined that Thomas M. Britt, III is an audit committee financial expert. Mr. Britt is an independent audit committee member, as such term is defined in the listing standards applicable to us. See Item 6.C., “Directors, Senior Management and Employees – Board Practices – Committees of our Board of Directors.”

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all of our directors and other officers. We undertake to provide to any person, without charge, upon request, a copy of such Code of Ethics. Such a request may be sent to the address on the cover of this Annual Report to the attention of Investor Relations.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP served as our independent registered public accounting firm for the fiscal year ended December 31, 2008 and 2009, for which audited financial statements appear in this Annual Report.

(a) Audit Fees. Aggregate audit fees billed were $2.5 million in fiscal 2008 and $1.8 million in fiscal 2009. Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries.

(b) Audit-Related Fees. Aggregate audit-related fees billed were $0.2 million in fiscal 2008 and $0.3 million in fiscal 2009. Audit-related fees consisted of fees billed for attestation services that were not required by statute or regulation, fees related to audits and registration statements of subsidiaries in connection with the subsidiary securities filings, consultation services concerning financial accounting and other services that are traditionally performed by the external auditor.

(c) Tax Fees. Aggregate tax fees billed were $68,000 in fiscal 2008 and $263,500 in fiscal 2009. Tax fees included fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(d) All Other Fees. There were no other fees billed to us in fiscal 2008 or 2009.

(e)

(1)	Audit Committee Pre-Approval Policies and Procedures

The audit committee of our board of directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of applicable securities and corporate laws. The audit committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent public accounting firm, or the Policy. Under the Policy, proposed services are approved either by (i) general pre-approval, which provides pre-approval by the audit committee without consideration of specific case-by-case services; or (ii) specific pre-approval, which provides the specific pre-approval of the audit committee. The audit committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the audit committee; these services are subject to annual review by the audit committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the audit committee.

(2)	Percentage of Services Approved by the Audit Committee

During fiscal 2008 and 2009, all of the fees for services provided to us by Deloitte & Touche LLP described in each of paragraphs (b) through (d) above were approved by our audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Fees were approved either by general or specific approval, as described in paragraph (e)(1) above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period(1)	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid Per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 1, 2009 to January 31, 2009	219,765.854		219,765	11,801,439
February 1, 2009 to February 28, 2009	569,801.844		569,801	11,320,446
March 1, 2009 to March 31, 2009	317,266.794		317,266	11,068,422
April 1, 2009 to April 30, 2009	—	—	—	11,068,422
May 1, 2009 to May 31, 2009	67,825	1.331	67,825	10,978,169
June 1, 2009 to June 30, 2009	48,824	1.410	48,824	10,909,345
July 1, 2009 to July 31, 2009	69,550	1.413	69,550	10,811,033
August 1, 2009 to August 31, 2009	26,669	2.469	26,669	10,745,190
September 1, 2009 to September 30, 2009	34,900	2.273	34,900	10,665,851
October 1, 2009 to October 31, 2009	35,300	2.333	35,300	10,583,491
November 1, 2009 to November 30, 2009	6,200	2.282	6,200	10,569,342
December 1, 2009 to December 31, 2009	227,675	2.388	227,675	10,025,688
TOTAL	1,623,775	1.209	1,623,775	10,025,688

(1)

Unless otherwise specified, all information contained in this Annual Report, including share and per share data, reflects the two-for-one share splits approved by our shareholders as of each of December 6, 1999 and April 28, 2000, respectively, and effective as of the close of trading on NASDAQ on December 13, 1999 and May 8, 2000, respectively.

(2)

Such purchases of our class A common shares by us during our fiscal year ended December 31, 2009 were made pursuant to plans or programs approved by our board of directors. On November 10, 2005, our board of directors approved a share repurchase program for up to $20.0 million of our shares, and we announced such program on that date. In May 2006, our board of directors approved, and we announced on May 2, 2006, the extension of our existing repurchase program until the earlier of April 30, 2007 or the completion of all repurchases thereunder. On July 26, 2006, we announced that our existing share repurchase program was nearing completion and that our board of directors had approved a repurchase program for an additional $20.0 million of our shares, which expired in July 2007. However, on May 25, 2007 we announced that our board of directors approved an increase of $20.0 million to our share repurchase program. We have also entered into 10b5-1 trading plans to facilitate the repurchase of our common shares during trading blackout periods through pre-arrangements with brokers based upon specified guidelines and parameters set forth in each trading plan.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our class A common shares are listed on NASDAQ. We generally follow the rules and regulations established by NASDAQ that are applicable to domestic listed companies. NASDAQ has adopted its Rule 5600 Series of rules to impose various corporate governance requirements on listed securities (the “NASDAQ Corporate Governance Rules”).

The NASDAQ Corporate Governance Rules require, among other things, that: (i) each company listing common stock or voting preferred stock, and their equivalents, hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, subject to certain exceptions; (ii) compensation of all executive officers, other than the chief executive officer, must be determined, or recommended to the board for determination, either by: (a) Independent Directors (as defined in the NASDAQ Corporate Governance Rules) constituting a majority of the board’s Independent Directors in a vote in which only Independent Directors participate; or (b) a compensation committee comprised solely of Independent Directors (the “Compensation Committee”); (iii) Independent Directors must have regularly scheduled meetings at which only Independent Directors are present (“Executive Sessions”); and (iv) that the audit committee of the board (the “Audit Committee”) review and reassess the adequacy of the Audit Committee’s formal written charter on an annual basis.

As a foreign private issuer, we are permitted to, and do, follow our home country practice with respect to the requirements set forth above, in that: (i) an annual meeting of shareholders was not held during 2009; (ii) executive officer compensation (other than our chief executive officer) is not determined by our Compensation Committee; (iii) our Independent Directors have not held Executive Sessions on a regular basis; and (iv) our Audit Committee has not reviewed and reassessed the adequacy of its charter on an annual basis. In addition, we have, and intend to continue to, mail proxy materials relating to matters put to a vote of our shareholders to all of our registered shareholders and only those beneficial shareholders who hold greater than 10,000 of our class A common shares.

We are committed to a high standard of corporate governance and may, in the future, comply with one or more of the aforementioned NASDAQ Corporate Governance Rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2009 on pages F-1 to
F-88 of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association and Memorandum of Association of CDC Corporation. ☐

2(a).1	CDC Corporation 1999 Employee Stock Option Plan, as amended as of April 28, 2000. *

2(a).2	CDC Corporation 2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Stock Option Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. †

2(a).5	CDC Software International Corporation 2007 Stock Incentive Plan. ☐☐

2(a).6	CDC Games International Corporation 2007 Stock Incentive Plan. ☐☐

2(a).7	CDC Software Corporation 2009 Stock Incentive Plan. ☐

2(a).8	CDC Games Corporation 2008 Stock Incentive Plan. ☐

2(a).9	Form of CDC Corporation 2005 Stock Incentive Plan Option Award Agreement. †

2(a).10	Form of CDC Corporation 2005 Stock Incentive Plan Stock Appreciation Rights Award Agreement. †

2(a).11	CDC Software Corporation 2009 Employee Share Purchase Plan. ¯¯¯

2(b).1	Note Purchase Agreement, dated November 10, 2006, by and among CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. ☐☐

2(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. ☐☐

2(a).3	Registration Rights Agreement, dated November 13, 2006, by and among CDC Corporation, CDC Games Corporation and CDC Software Corporation. ☐ ☐

2(b).4	Promissory Note, dated December 29, 2006, by and between CDC Games Corporation and China.com Corp. Limited. ☐☐

Exhibit Number	Description

2(b).5	Unsecured Promissory Note, dated March 9, 2009, by and between CDC Delaware Corp. and Jayhawk PE Blocker Corp. ☐

2(b).6	Unsecured Promissory Note, dated March 9, 2009, by and between CDC Delaware Corp. and Jayhawk PE Co-Invest Blocker Corp. ☐

4(a).1	Stock Purchase Agreement, dated June 1, 2006, by and among CDC Business Solutions Corporation; DB Professionals, Inc.; Shankar Viswanathan and Prabha Ananthanarayana. ☐☐

4(a).2	Addendum No. 1 to Stock Purchase Agreement, dated March 13, 2007, by and among CDC Business Solutions Corporation; DB Professionals, Inc.; Shankar Viswanathan and Prabha Ananthanarayana. ☐☐

4(a).3	Addendum No. 2 to Stock Purchase Agreement, dated August 30, 2007, by and among CDC Business Solutions Inc.; DB Professionals, Inc.; Shankar Viswanathan and Prabha Ananthanarayana. ☐☐☐

4(a).4	Stock Purchase Agreement, dated October 6, 2006, by and among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. ☐☐

4(a).5	Addendum to Stock Purchase Agreement, dated September 12, 2008, by and among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd. ☐

4(a).6	Addendum 2 to Stock Purchase Agreement, dated January 31, 2010, by and among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd. ¯

4(a).7	Merger Agreement, dated December 1, 2006, by and among China.com Corporation; CDC Mergerco Corporation; Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. ☐☐

4(a).8	Senior Secured Loan Agreement, dated January 12, 2007, by and among CDC Mobile Corporation, Bbmf Group Inc., Yih Hann Lian and Antony Ren-haw Ip. ☐☐

4(a).9	Share Sale and Purchase Agreement, dated December 17, 2007, by and between CDC Games Corporation and Nikko Antfactory K.K. ☐☐☐

4(a).10	Share Purchase Agreement, dated February 16, 2007, by and among Ross Systems, Inc.; CDC Software Corporation; 3i Group Plc; The Parkmeade Group Plc; James Heavey; Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. ☐☐

4(a).11	Merger Agreement, dated April 16, 2007, by and among CDC Software, Inc.; CDC Merger Sub, Inc.; Saratoga Systems Inc.; Mark R. Elconin and Alvin W. Smith. ☐☐

4(a).12	Master Framework Agreement, dated June 29, 2007, by and among Bonarich Enterprises, Ltd.; CDC Corporation and CDC Games Holdings Limited. ☐ ☐☐

Exhibit Number	Description

4(a).13	Asset Purchase Agreement, dated August 1, 2007, by and among Chinadotcom Strategic, Inc.; CDC Software Corporation and Carat Korea Co., Ltd. ☐☐☐

4(a).14	Share Purchase Agreement, dated August 1, 2007, by and among Ion Global (BVI) Ltd.; CDC Software Corporation and Group Carat (Nederland) BV. ☐☐☐

4(a).15	Assets Purchase Agreement, dated August 1, 2007, by and among Ion Global (California), Inc.; CDC Software Corporation and Molecular, Inc. ☐ ☐☐

4(a).16	Assets Purchase Agreement, dated August 1, 2007, by and among Ion Global (California), Inc.; CDC Software Corporation and Molecular, Inc. ☐☐☐

4(a).17	Merger Agreement, dated September 4, 2007, by and among CDC Software Corporation; CI Acquisition Corporation; Catalyst International, Inc.; Comvest Investment Partners II LLC; CLYS Holdings, LLC; Terrance L. Mealey; Peter Knight; William G. Nelson; John Gorman; Nigel Davies and S. Michael Godshall. ☐☐☐

4(a).18	Letter Agreement, dated November 13, 2007, by and among Symphony Technology II-A, L.P.; Cayman First Tier and Chinadotcom Capital Limited. ☐ ☐☐

4(a).19	Senior Exchangeable Convertible Note Purchase Agreement, dated April 16, 2009, by and between CDC Delaware Corp. and Evolution Special Opportunities Fund Ltd. 1, SPC. ☐

4(a).20	Senior Exchangeable Convertible Note Purchase Agreement, dated April 16, 2009, by and between CDC Delaware Corp. and Evolution CDC SPV Ltd. ☐

4(a).21	Amendment to Note Purchase Agreement, dated June 28, 2009, by and between CDC Delaware Corporation and Evolution Special Opportunities Fund Ltd. 1 SPC. ☐

4(a).22	Amendment to Note Purchase Agreement, dated June 28, 2009, by and between CDC Delaware Corporation and Evolution CDC SPV Ltd. ☐

4(a).23	Amendment No. 1 to Notes and Note Purchase Agreement, dated November 11, 2009, by and between CDC Corporation, CDC Delaware Corp. and all of whom may be collectively referred to therein as a Party. ¯¯¯¯

4(a).24	Amendment No. 2 to Note Purchase Agreement, dated June 18, 2010, by and between CDC Delaware Corp., CDC Corporation and all of whom may be collectively referred to therein as a Party. †

4(a).25	Services Agreement, dated August 6, 2009, by and between the CDC Software Corporation and CDC Corporation. ¯

4(a).26	Addendum No. 1 to Services Agreement, dated May 28, 2010, by and between CDC Software Corporation and CDC Corporation. ¯

4(a).27	Trademark License Agreement, dated August 6, 2009, by and between CDC Software Corporation and CDC Corporation. ¯

4(a).28	Loan Agreement, dated February 24, 2010, by and between CDC Software Corporation and CDC Corporation. ¯¯

4(a).29	Credit Agreement, dated April 27, 2010, by and among the CDC Software Corporation; Ross Systems, Inc. and Wells Fargo Capital Finance, LLC. ¯

Exhibit Number	Description

4(a).30	Security Agreement, dated April 27, 2010, by and among CDC Software, Inc.; Ross Systems, Inc.; Pivotal Corporation and Wells Fargo Capital Finance, LLC. ¯

4(a).31	Agreement for Purchase of Shares in PeoplePoint Software Pty Ltd, dated December 31, 2009, by and among CDC Software (Australia) Pty Ltd, Eclipse Computing (Australia) Pty Ltd and UXC Limited. †

4(b).1	Form of Deed of Indemnity - Directors/Officers. †

4(c).1	Termination and Release Agreement, effective July 15, 2005, by and between CDC Corporation Limited and Asia Pacific Online Limited. ****

4(c).2	Option Transfer Agreement, effective July 15, 2005, by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. ****

4(c).3	Amendment No. 1 to Option Transfer Agreement, dated October 2, 2007, by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. ☐☐☐

4(c).4	Termination and Release Agreement, effective August 30, 2005, by and among CDC Corporation, CDC Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. ****

4(c).5	Executive Services Agreement, effective January 1, 2010, by and between Asia Pacific On-Line Ltd. and CDC Corporation. ¤

6	Details of how EPS information is calculated can be found in Note 16 to our Consolidated Financial Statements. †

8	List of significant subsidiaries of CDC Corporation. †

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). †

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). †

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

15(a).1	Consent of Deloitte & Touche LLP. †

*	Incorporated by reference to Post-Effective Amendment No. 1 to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the SEC on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the SEC on August 27, 2004.

***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the SEC on March 30, 2005.

****	Incorporated by reference to our annual report on Form 20-F filed with the SEC on June 21, 2006.

☐	Incorporated by reference to our annual report on Form 20-F filed with the SEC on June 30, 2009.

☐☐	Incorporated by reference to our annual report on Form 20-F filed with the SEC on July 2, 2007.

☐☐☐	Incorporated by reference to our annual report on Form 20-F filed with the SEC on June 30, 2008.

Exhibit Number	Description

¤	Incorporated by reference to our current report on Form 6-K filed with the SEC on May 20, 2010.

¯	Incorporated by reference to CDC Software Corporation’s annual report on Form 20-F filed with the SEC on June 1, 2010.

¯¯	Incorporated by reference to CDC Software Corporation’s current report on Form 6-K filed with the SEC on April 2, 2010.

¯¯¯	Incorporated by reference to CDC Software Corporation’s current report on Form 6-K filed with the SEC on May 20, 2010

¯¯¯¯	Incorporated by reference to our current report on Form 6-K filed with the SEC on November 12, 2009

†	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 30th day of June, 2010.

CDC CORPORATION

By:	/s/ Peter Yip
Peter Yip
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association and Memorandum of Association of CDC Corporation. ☐

2(a).1	CDC Corporation 1999 Employee Stock Option Plan, as amended as of April 28, 2000. *

2(a).2	CDC Corporation 2004 Employee Share Purchase Plan. ***

2(a).3	Ross Systems, Inc. 1998 Stock Option Plan (assumed by CDC Corporation). **

2(a).4	CDC Corporation 2005 Stock Incentive Plan, as amended. †

2(a).5	CDC Software International Corporation 2007 Stock Incentive Plan. ☐☐

2(a).6	CDC Games International Corporation 2007 Stock Incentive Plan. ☐☐

2(a).7	CDC Software Corporation 2009 Stock Incentive Plan. ☐

2(a).8	CDC Games Corporation 2008 Stock Incentive Plan. ☐

2(a).9	Form of CDC Corporation 2005 Stock Incentive Plan Option Award Agreement. †

2(a).10	Form of CDC Corporation 2005 Stock Incentive Plan Stock Appreciation Rights Award Agreement. †

2(a).11	CDC Software Corporation 2009 Employee Share Purchase Plan. ¯¯¯

2(b).1	Note Purchase Agreement, dated November 10, 2006, by and among CDC Corporation and each of the investors listed therein relating to the issuance and sale of $168 million aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011. ☐☐

2(b).2	Form of 3.75% Senior Exchangeable Convertible Note due 2011 issued by CDC Corporation. ☐☐

2(a).3	Registration Rights Agreement, dated November 13, 2006, by and among CDC Corporation, CDC Games Corporation and CDC Software Corporation. ☐ ☐

2(b).4	Promissory Note, dated December 29, 2006, by and between CDC Games Corporation and China.com Corp. Limited. ☐☐

Exhibit Number	Description

2(b).5	Unsecured Promissory Note, dated March 9, 2009, by and between CDC Delaware Corp. and Jayhawk PE Blocker Corp. ☐

2(b).6	Unsecured Promissory Note, dated March 9, 2009, by and between CDC Delaware Corp. and Jayhawk PE Co-Invest Blocker Corp. ☐

4(a).1	Stock Purchase Agreement, dated June 1, 2006, by and among CDC Business Solutions Corporation; DB Professionals, Inc.; Shankar Viswanathan and Prabha Ananthanarayana. ☐☐

4(a).2	Addendum No. 1 to Stock Purchase Agreement, dated March 13, 2007, by and among CDC Business Solutions Corporation; DB Professionals, Inc.; Shankar Viswanathan and Prabha Ananthanarayana. ☐☐

4(a).3	Addendum No. 2 to Stock Purchase Agreement, dated August 30, 2007, by and among CDC Business Solutions Inc.; DB Professionals, Inc.; Shankar Viswanathan and Prabha Ananthanarayana. ☐☐☐

4(a).4	Stock Purchase Agreement, dated October 6, 2006, by and among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited. ☐☐

4(a).5	Addendum to Stock Purchase Agreement, dated September 12, 2008, by and among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd. ☐

4(a).6	Addendum 2 to Stock Purchase Agreement, dated January 31, 2010, by and among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd. ¯

4(a).7	Merger Agreement, dated December 1, 2006, by and among China.com Corporation; CDC Mergerco Corporation; Vis.align, Inc. and the Stockholders’ Representative appointed thereby related to the acquisition of Vis.align, Inc. ☐☐

4(a).8	Senior Secured Loan Agreement, dated January 12, 2007, by and among CDC Mobile Corporation, Bbmf Group Inc., Yih Hann Lian and Antony Ren-haw Ip. ☐☐

4(a).9	Share Sale and Purchase Agreement, dated December 17, 2007, by and between CDC Games Corporation and Nikko Antfactory K.K. ☐☐☐

4(a).10	Share Purchase Agreement, dated February 16, 2007, by and among Ross Systems, Inc.; CDC Software Corporation; 3i Group Plc; The Parkmeade Group Plc; James Heavey; Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited. ☐☐

4(a).11	Merger Agreement, dated April 16, 2007, by and among CDC Software, Inc.; CDC Merger Sub, Inc.; Saratoga Systems Inc.; Mark R. Elconin and Alvin W. Smith. ☐☐

4(a).12	Master Framework Agreement, dated June 29, 2007, by and among Bonarich Enterprises, Ltd.; CDC Corporation and CDC Games Holdings Limited. ☐ ☐☐

Exhibit Number	Description

4(a).13	Asset Purchase Agreement, dated August 1, 2007, by and among Chinadotcom Strategic, Inc.; CDC Software Corporation and Carat Korea Co., Ltd. ☐☐☐

4(a).14	Share Purchase Agreement, dated August 1, 2007, by and among Ion Global (BVI) Ltd.; CDC Software Corporation and Group Carat (Nederland) BV. ☐☐☐

4(a).15	Assets Purchase Agreement, dated August 1, 2007, by and among Ion Global (California), Inc.; CDC Software Corporation and Molecular, Inc. ☐ ☐☐

4(a).16	Assets Purchase Agreement, dated August 1, 2007, by and among Ion Global (California), Inc.; CDC Software Corporation and Molecular, Inc. ☐☐☐

4(a).17	Merger Agreement, dated September 4, 2007, by and among CDC Software Corporation; CI Acquisition Corporation; Catalyst International, Inc.; Comvest Investment Partners II LLC; CLYS Holdings, LLC; Terrance L. Mealey; Peter Knight; William G. Nelson; John Gorman; Nigel Davies and S. Michael Godshall. ☐☐☐

4(a).18	Letter Agreement, dated November 13, 2007, by and among Symphony Technology II-A, L.P.; Cayman First Tier and Chinadotcom Capital Limited. ☐ ☐☐

4(a).19	Senior Exchangeable Convertible Note Purchase Agreement, dated April 16, 2009, by and between CDC Delaware Corp. and Evolution Special Opportunities Fund Ltd. 1, SPC. ☐

4(a).20	Senior Exchangeable Convertible Note Purchase Agreement, dated April 16, 2009, by and between CDC Delaware Corp. and Evolution CDC SPV Ltd. ☐

4(a).21	Amendment to Note Purchase Agreement, dated June 28, 2009, by and between CDC Delaware Corporation and Evolution Special Opportunities Fund Ltd. 1 SPC. ☐

4(a).22	Amendment to Note Purchase Agreement, dated June 28, 2009, by and between CDC Delaware Corporation and Evolution CDC SPV Ltd. ☐

4(a).23	Amendment No. 1 to Notes and Note Purchase Agreement, dated November 11, 2009, by and between CDC Corporation, CDC Delaware Corp. and all of whom may be collectively referred to therein as a Party. ¯¯¯¯

4(a).24	Amendment No. 2 to Note Purchase Agreement, dated June 18, 2010, by and between CDC Delaware Corp., CDC Corporation and all of whom may be collectively referred to therein as a Party. †

4(a).25	Services Agreement, dated August 6, 2009, by and between the CDC Software Corporation and CDC Corporation. ¯

4(a).26	Addendum No. 1 to Services Agreement, dated May 28, 2010, by and between CDC Software Corporation and CDC Corporation. ¯

4(a).27	Trademark License Agreement, dated August 6, 2009, by and between CDC Software Corporation and CDC Corporation. ¯

4(a).28	Loan Agreement, dated February 24, 2010, by and between CDC Software Corporation and CDC Corporation. ¯¯

4(a).29	Credit Agreement, dated April 27, 2010, by and among the CDC Software Corporation; Ross Systems, Inc. and Wells Fargo Capital Finance, LLC. ¯

Exhibit Number	Description

4(a).30	Security Agreement, dated April 27, 2010, by and among CDC Software, Inc.; Ross Systems, Inc.; Pivotal Corporation and Wells Fargo Capital Finance, LLC. ¯

4(a).31	Agreement for Purchase of Shares in PeoplePoint Software Pty Ltd, dated December 31, 2009, by and among CDC Software (Australia) Pty Ltd, Eclipse Computing (Australia) Pty Ltd and UXC Limited. †

4(b).1	Form of Deed of Indemnity - Directors/Officers. †

4(c).1	Termination and Release Agreement, effective July 15, 2005, by and between CDC Corporation Limited and Asia Pacific Online Limited. ****

4(c).2	Option Transfer Agreement, effective July 15, 2005, by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. ****

4(c).3	Amendment No. 1 to Option Transfer Agreement, dated October 2, 2007, by and between CDC Corporation, Asia Pacific Online Limited and Peter Yip. ☐☐☐

4(c).4	Termination and Release Agreement, effective August 30, 2005, by and among CDC Corporation, CDC Corporation Limited and Dr. Raymond Kuo-Fung Ch’ien. ****

4(c).5	Executive Services Agreement, effective January 1, 2010, by and between Asia Pacific On-Line Ltd. and CDC Corporation. ¤

6	Details of how EPS information is calculated can be found in Note 16 to our Consolidated Financial Statements. †

8	List of significant subsidiaries of CDC Corporation. †

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a). †

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a). †

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

15(a).1	Consent of Deloitte & Touche LLP. †

*	Incorporated by reference to Post-Effective Amendment No. 1 to our registration statement on Form S-8 (Reg. No. 333-11288) filed with the SEC on December 7, 2000.

**	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-118619) filed with the SEC on August 27, 2004.

***	Incorporated by reference to our registration statement on Form S-8 (Reg. No. 333-123666) filed with the SEC on March 30, 2005.

****	Incorporated by reference to our annual report on Form 20-F filed with the SEC on June 21, 2006.

☐	Incorporated by reference to our annual report on Form 20-F filed with the SEC on June 30, 2009.

☐☐	Incorporated by reference to our annual report on Form 20-F filed with the SEC on July 2, 2007.

☐☐☐	Incorporated by reference to our annual report on Form 20-F filed with the SEC on June 30, 2008.

Exhibit Number	Description

¤	Incorporated by reference to our current report on Form 6-K filed with the SEC on May 20, 2010.

¯	Incorporated by reference to CDC Software Corporation’s annual report on Form 20-F filed with the SEC on June 1, 2010.

¯¯	Incorporated by reference to CDC Software Corporation’s current report on Form 6-K filed with the SEC on April 2, 2010.

¯¯¯	Incorporated by reference to CDC Software Corporation’s current report on Form 6-K filed with the SEC on May 20, 2010

¯¯¯¯	Incorporated by reference to our current report on Form 6-K filed with the SEC on November 12, 2009

†	Filed herewith.

The accompanying notes form an integral part of these consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CDC Corporation

We have audited the accompanying consolidated balance sheets of CDC Corporation and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company changed its method of accounting for noncontrolling interests in consolidated subsidiaries and retrospectively adjusted all periods presented in the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2010

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED BALANCE SHEETS

(in thousands U.S. dollars, except share and per share data)

	December 31,
	2008	2009
ASSETS
Current assets:
Cash	$165,693	$115,290
Restricted cash	4,275	790
Accounts receivable (net of allowance of $8,304 and $8,839 at December 31, 2008 and December 31, 2009, respectively)	72,834	58,883
Investments	33,454	2,418
Deferred tax assets	7,880	5,387
Prepayments and other current assets	11,944	13,276

Total current assets	296,080	196,044
Property and equipment, net	15,392	13,500
Goodwill	155,083	177,858
Intangible assets, net	107,287	94,859
Investments	12,767	12,863
Equity investments	10,261	11,360
Deferred tax assets	41,859	35,983
Other assets	5,166	4,220

Total assets	$643,895	$546,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,297	$22,513
Purchase consideration payables	628	2,457
Income tax payable	4,194	2,867
Accrued liabilities	43,270	37,382
Restructuring accruals, current portion	2,026	2,061
Short-term loans	8,265	12,539
Convertible notes	202,150	52,320
Deferred revenue	61,977	59,975
Deferred tax liabilities	438	1,797

Total current liabilities	346,245	193,911
Deferred tax liabilities	27,624	23,985
Restructuring accruals, net of current portion	239	—
Purchase consideration payables, net of current portion	—	810
Other liabilities	12,848	14,584

Total liabilities	386,956	233,290
Contingencies and commitments
Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 118,103,289 and 118,478,970 shares issued as of December 31, 2008 and December 31, 2009, respectively; 106,999,640 and 105,761,946 shares outstanding as of December 31, 2008 and December 31, 2009, respectively	28	28
Additional paid-in capital	722,890	740,981
Common stock held in treasury; 11,103,649 and 12,717,024 shares at December 31, 2008 and December 31, 2009, respectively	(56,118)	(58,091)
Accumulated deficit	(439,030)	(427,169)
Accumulated other comprehensive income	12,726	18,796

Total shareholders’ equity	240,496	274,545
Noncontrolling interest	16,443	38,852

Total equity	256,939	313,397

Total liabilities and shareholders’ equity	$643,895	$546,687

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008	2009
REVENUE:
CDC Software
Licenses (including royalties from related parties of $386, $1,091 and $1,287, respectively)	$62,045	$45,340	$33,085
Maintenance (including royalties from related parties of $144, $185 and $250, respectively)	86,586	103,606	99,775
Professional services (including royalties from related parties of Nil, Nil, and $32, respectively)	86,924	87,971	66,666
Hardware	4,342	3,870	3,757
SaaS implementation and support	—	—	616
Global Services
Licenses	3,236	4,431	1,266
Consulting services	97,748	100,302	69,254
Hardware	2,246	4,967	4,629
CDC Games	33,575	44,901	28,890
China.com	11,409	13,682	12,180

Total revenue	388,111	409,070	320,118
COST OF REVENUE:
Software
Licenses	18,937	19,946	18,699
Maintenance	11,623	15,937	14,663
Professional services	66,997	71,949	56,329
Hardware	2,949	2,998	3,081
SaaS implementation and support	—	—	411
Global Services
Licenses	2,738	2,868	595
Consulting services	73,939	76,998	57,790
Hardware	2,331	4,146	3,909
CDC Games	19,698	26,453	24,431
China.com	4,283	6,531	5,077

Total cost of revenue	203,495	227,826	184,985

Gross profit	184,616	181,244	135,133

OPERATING EXPENSES:
Sales and marketing expenses	73,426	73,830	46,380
Research and development expenses	22,743	25,909	18,019
General and administrative expenses	88,645	83,941	66,080
Exchange (gain) loss on deferred tax assets	(3,762)	3,271	(3,427)
Amortization expenses	10,918	11,663	7,927
Restructuring and other charges	4,226	7,255	5,510
Goodwill impairment	—	50,201	—

Total operating expenses	196,196	256,070	140,489

Operating loss from continuing operations	(11,580)	(74,826)	(5,356)
Other income (expense):
Interest income	12,860	7,960	1,773
Interest expense	(8,937)	(8,981)	(5,348)
Gain on disposal of available-for-sale securities	514	127	2,173
Gain on disposal of subsidiaries and cost investments	561	580	—
Impairment of available-for-sale securities	(13,497)	(8,501)	—
Gain (loss) on change in fair value of derivatives	(5,996)	(30,283)	(5,012)
Gain on purchase of convertible notes	—	1,081	38,184
Share of earnings (loss) in Equity Investee	—	740	(512)
Other expense, net	—	—	(1,098)

Total other income (expense)	(14,495)	(37,277)	30,160
Income (loss) before income taxes	(26,075)	(112,103)	24,804
Income tax expense	(9,843)	(1,168)	(11,438)

Income (loss) from continuing operations	(35,918)	(113,271)	13,366
Loss from operations of discontinued subsidiaries, net of tax	(66,968)	(2,295)	—

Net income (loss)	(102,886)	(115,566)	13,366
Net (income) loss attributable to noncontrolling interest	(2,147)	1,364	(1,505)

Net income (loss) attributable to controlling interest	$(105,033)	$(114,202)	$11,861

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest	$(0.36)	$(1.05)	$0.10

Basic and diluted earnings (loss) per share attributable to controlling interest	$(0.98)	$(1.07)	$0.10

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008	2009
OPERATING ACTIVITIES:
Net income (loss)	$(102,886)	$(115,566)	$13,366
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Loss on disposal of property and equipment	233	498	291
Gain on disposal of available-for-sale securities	(514)	(127)	(2,173)
Gain on equity investments	—	(406)	512
Gain on disposal of cost investments	(561)	(864)	—
Gain on purchase of convertible notes	—	(1,081)	(38,184)
Bad debt expense	5,695	5,285	2,358
Amortization of intangible assets in cost of revenue	17,041	23,408	19,592
Amortization of intangible assets in operating expenses	12,657	10,702	7,927
Depreciation expense	6,233	8,711	6,985
Impairment of available for sale securities	13,497	8,501	—
Stock compensation expenses	8,451	7,902	6,539
Deferred income tax provision	5,500	(3,597)	8,685
Exchange loss (gain) on deferred tax assets	(3,762)	3,271	(3,427)
Release of cumulative translation adjustment related to discontinued operations	—	(3,896)	—
Goodwill impairment	50,398	49,921	—
Impairment of cost investments	—	—	185
Non-cash restructuring and other charges	9,954	8,179	4,063
Amortization of debt issuance costs and debt discount on convertible notes	1,264	1,263	2,055
Fair market value adjustment on convertible notes derivative liability	5,996	30,283	5,012
Non-cash interest expense	—	362	849
Changes in operating assets and liabilities:
Accounts receivable	(14,188)	4,753	16,710
Deposits, prepayments and other receivables	(1,825)	6,436	408
Other assets	(2,646)	1,023	(1,145)
Accounts payable	(5,313)	(4,507)	(1,831)
Accrued liabilities	(703)	(15,026)	(9,996)
Deferred revenue	4,661	(2,408)	(5,960)
Income tax payable	(1,801)	2,090	(1,533)
Other liabilities	1,903	486	(441)

Net cash provided by operating activities	9,284	25,597	30,847

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(89,466)	(1,579)	(26,856)
Payments for prior year acquisitions	—	—	(944)
Purchase of property, plant & equipment	(12,515)	(4,681)	(3,371)
Purchases of intangible assets	(10,079)	(2,505)	(51)
Payment for capitalized software	(9,948)	(7,269)	(3,556)
Acquisition of investments	(16,023)	(19,726)	(1,226)
Purchases of available-for-sale securities	(7,037)	—	(803)
Investment in cost method investees (franchise partners)	—	(650)	(38)
Proceeds from disposal of available-for-sale securities	44,859	77,883	33,577
Proceeds from disposal of property and equipment	1,273	—	—
Proceeds from disposal of subsidiaries, net of tax	7,017	364	—
Change in restricted cash	(7,070)	4,723	3,502

Net cash (used) provided by investing activities	(98,989)	46,560	234

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	12,178	892	52,728
Proceeds from bank loans	33,792	6,027	1,027
Repayment of bank loans	(18,700)	(31,850)	(12,469)
Repurchase of convertible notes	—	(3,175)	(101,721)
Payment for capital lease obligations	—	(98)	(569)
Purchase of China.com shares by CDC Corporation	—	(3,083)	—
Purchase of CDC Software shares	—	—	(969)
Purchases of treasury stock	(22,544)	(1,472)	(1,973)
Dividend distribution by China.com	—	(16,450)	(18,972)

Net cash (used) provided in financing activities	4,726	(49,209)	(82,918)

Effect of exchange differences on cash	3,649	527	1,434

Net increase (decrease) in cash and cash equivalents	(81,330)	23,475	(50,403)
Cash at beginning of period	223,548	142,218	165,693

Cash at end of period	$142,218	$165,693	$115,290

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008	2009
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$6,504	$6,917	$3,502
Income taxes paid	$5,268	$2,383	$4,279
Non-cash activities:
Class A common shares and stock options issued as consideration for the acquisition of subsidiaries	$921	$1,174	$225
Offering costs settled using initial public offering proceeds	$—	$—	$4,032
Issuance of short-term notes in exchange for convertible notes (note 11)	$—	$—	$15,000

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands U.S. dollars, except share and per share data)

	Number of shares (‘000)	Common shares	Additional paid-in capital	Treasury Stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity	Comprehensive income (loss)
Balance at January 1, 2007	114,093	$28	$692,143	$(32,102)	$(217,290)	$11,844	$72,512	$527,135	$—
Exercise of employee stock options	2,926	—	11,121	—	—	—	—	11,121	—
Employee stock purchase plan	192	—	1,057	—	—	—	—	1,057	—
Issuance of shares for acquisitions	205	—	921	—	—	—	—	921	—
Purchase of treasury stock	—	—	—	(22,544)	—	—	—	(22,544)	—
Stock compensation expenses on options granted	—	—	7,854	—	—	—	597	8,451	—
Unrealized losses, net of unrealized gains and income taxes on available- for-sale securities	—	—	—	—	—	2,215	—	2,215	2,215
Noncontrolling interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	(270)	—	(270)	(270)
Acquisition of noncontrolling interest	—	—	—	—	—		(15,959)	(15,959)	—
Foreign currency translation adjustments	—	—	—	—	—	11,835	(1,188)	10,647	10,647
Less: reclassification adjustment for losses, net of gains and income taxes included in net loss	—	—	—	—	—	(450)	—	(450)	(450)
Cumulative effect adjustment due to adoption of FIN 48	—	—	—	—	(2,505)	—	—	(2,505)	—
Loss from operations of discontinued subsidiaries, net of tax	—	—	—	—	—	—	(20,698)	(20,698)	—
Net loss for the year	—	—	—	—	(105,033)	—	2,147	(102,886)	(102,886)

Comprehensive loss	—	—	—	—	—	—	—	—	$(90,744)

Balance at December 31, 2007	117,416	28	713,096	(54,646)	(324,828)	25,174	37,411	396,235
Exercise of employee stock options	21	—	14	—	—	—	—	14	—
Employee stock purchase plan	383	—	878	—	—	—	—	878	—
Issuance of shares for acquisitions	283	—	1,174	—	—	—	—	1,174	—
Purchase of treasury stock	—	—	—	(1,472)	—	—	—	(1,472)	—
Stock compensation expenses on options granted	—	—	7,728	—	—	—	174	7,902	—
Unrealized losses, net of unrealized gains and income taxes on available- for-sale securities	—	—	—	—	—	2,571	—	2,571	2,571
Noncontrolling interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	(808)	—	(808)	(808)
Acquisition of noncontrolling interest	—	—	—	—	—	—	(2,878)	(2,878)	—
Dividend distribution by subsidiaries	—	—	—	—	—	—	(16,450)	(16,450)	—
Foreign currency translation adjustments	—	—	—	—	—	(14,211)	(171)	(14,382)	(14,382)
Loss from operations of discontinued subsidiaries, net of tax	—	—	—	—	—	—	(279)	(279)	—
Net loss for the year	—	—	—	—	(114,202)	—	(1,364)	(115,566)	(115,566)

Comprehensive loss	—	—	—	—	—	—	—	—	$(128,185)

Balance at December 31, 2008	118,103	28	722,890	(56,118)	(439,030)	12,726	16,443	256,939
Exercise of employee stock options	13	—	—	—	—	—	—	—	—
Employee stock purchase plan	308	—	284	—	—	—	—	284	—
Issuance of subsidiary shares (Note 1)	—	—	11,401	—	—	—	41,043	52,444	—
Issuance of shares for acquisitions	55	—	225	—	—	—	—	225	—
Purchase of treasury stock	—	—	—	(1,973)	—	—	—	(1,973)	—
Stock compensation expenses on options granted	—	—	6,215	—	—	—	324	6,539	—
Unrealized losses, net of unrealized gains and income taxes on available- for-sale securities	—	—	—	—	—	(1,726)	—	(1,726)	(1,726)
Noncontrolling interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	—	—	—	—	—	181	(181)	—	—
Acquisition of noncontrolling interest	—	—	(34)	—	—	—	(1,084)	(1,118)	—
Dividend distribution by subsidiaries	—	—	—	—	—	—	(18,972)	(18,972)	—
Foreign currency translation adjustments	—	—	—	—	—	7,615	(226)	7,389	7,389
Net income for the year	—	—	—	—	11,861	—	1,505	13,366	13,366

Comprehensive income	—	—	—	—	—	—	—	—	$19,029

Balance at December 31, 2009	118,479	$28	$740,981	$(58,091)	$(427,169)	$18,796	$38,852	$313,397

The accompanying notes form an integral part of these consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS OPERATIONS

CDC Corporation (together with its subsidiaries, the “Company” or “CDC”), with facilities in the People’s Republic of China (“PRC”), North America, Europe and Australia, is a global hybrid enterprise software, IT services, and new media company. The Company was incorporated in the Cayman Islands in June 1997 as a limited liability company.

The Company offers products and services to customers in Hong Kong, Taiwan, the PRC (the “Greater China”) and other parts of Asia, Australia, New Zealand, North America, South America, the United Kingdom and the rest of Europe. The Company currently has the following reporting segments:

•

Software. The Company offers a broad range of software solutions for mid-sized enterprises. The software suite includes Enterprise Resource Planning (“ERP”), Customer Relationship Management (“CRM”), Supply Chain Management (“SCM”), Order Management Systems (“OMS”), Human Resources and Payroll Management (“HRM”), Business Intelligence (“BI”) products, and software as a service (“SaaS”) applications.

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

In 2007, the Company sold the business of Ion Global (Note 4) and all 2007 and historical results related to this business have been presented as discontinued operations. During 2008, the Mobile Services and Applications (“MVAS”) business of China.com and the operations of CDC Games International (“CGI”), respectively, were discontinued. The operations of CGI included development and operations of online games in the United States of America (“U.S.”), Japan and Korea. All 2008 and historical results related to these two businesses have been presented as discontinued operations.

In March 2009, CDC Software Corporation (“CDC Software”) was incorporated in the Cayman Islands as a wholly owned subsidiary of CDC Software International to operate the enterprise software applications business of the Company in the Americas, Europe, Middle East, Africa and Asia Pacific, comprising the Software segment of the Company. In August 2009, CDC Software became a publicly traded company upon completion of an initial public offering on NASDAQ. Proceeds net of expenses were $52,068 for this offering and are included in the consolidated statements of shareholders’ equity. CDC Software is comprised of Ross Systems, Inc., or Ross Systems, Pivotal Corporation, or Pivotal, Saratoga Systems, Inc., or Saratoga, Industri-Matematik International Corp., or IMI, Respond Group Limited, or Respond, MVI Holdings Limited, or MVI, c360 Solutions, Inc., or c360, and portions of Catalyst International, or Catalyst.

Following the initial public offering, the paid in capital of CDC Software is comprised of class A ordinary shares each having one vote per share and class B ordinary shares each having ten votes per share. All issued and outstanding class B ordinary shares are held by CDC Software International. As of December 31, 2009, the Company indirectly owned 100% of CDC Software’s issued and outstanding class B ordinary shares through its 100% ownership of CDC Software International,

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

representing 98.1% of the combined voting power of issued and outstanding ordinary shares and 83.9% of the economic interest in outstanding ordinary shares.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries that are not considered variable interest entities and all variable interest entities for which the Company is the primary beneficiary (Note 14), after eliminations of all intercompany accounts, transactions and profits. Noncontrolling interests in the net assets and earnings or losses of a consolidated investee are reflected in the noncontrolling interest line items in the Company’s consolidated balance sheets and statements of operations. This noncontrolling interest treatment adjusts the Company’s consolidated results of operations to reflect only the Company’s share of the earnings or losses of the consolidated investee company.

b.	Use of Estimates

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

c.	Cash and Cash Equivalents

The Company considers all cash held in banks and investments with an original maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in Note 5, none of the Company’s cash and cash equivalents are restricted as to withdrawal or use.

d.	Property and Equipment and Depreciation

Leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of the property and equipment are as follows:

Asset class	Estimated useful life
Leasehold improvements	Over the lesser of the lease term or the estimated useful life, ranging from 1 to 7 years
Furniture and fixtures	1 to 10 years
Office equipment	3 to 5 years
Computer equipment	1 to 3 years
Motor vehicles	3 to 5 years

e.	Software Development Costs

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

f.	Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, Intangibles – Goodwill and Other, requires companies to test goodwill for impairment on an annual basis or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value. ASC 350 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life should not be amortized, but instead tested separately for impairment using a fair value based approach. All other intangible assets are amortized over their estimated useful lives.

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

Intangible asset class	Estimated useful life
Trademarks	Indefinite
Trade names	3 to 5 years
URLs	20 years
Software applications and programs	3 to 7.5 years
Customer base and contracts	1 to 20 years
Business licenses and partnership agreements	1 to 7 years

The Company evaluates goodwill and indefinite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. These events or changes can include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or a more-likely-than-not expectation that a significant portion of the business will be sold or otherwise discontinued. The Company tests goodwill for impairment, utilizing a combination of the expected discounted future cash flows and the comparable market multiple valuation techniques. The Company tests trademarks for impairment by estimating fair value using the relief from royalty method in which a royalty rate multiplied by the forecasted royalty base is used to calculate an income stream attributable to the asset. Goodwill and indefinite-lived intangible assets are tested for impairment based on our six reporting units: Software, SaaS, Global Services, CDC Games, Portals, and Travel and Trade Services (“TTG”). Software and SaaS are included in the Software reporting segment. Software includes the new acquisitions WKD Solutions Limited and Activplant Corporation. SaaS includes the new acquisitions Truition, Inc. and gomembers, Inc. Prior to 2009, Global Services consisted of two reporting units, but in 2009 the underlying businesses were combined such that there is no longer discrete financial information for the separate businesses within Global Services. Portals and TTG are included in the China.com reporting segment.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The Company performed its annual test for impairment of goodwill and indefinite-lived intangible assets at year-end as required by ASC 350 and recorded an impairment of $71,096, $50,201, and Nil for goodwill and Nil, $2,797, and Nil for intangible assets for the years ended December 31, 2007, 2008, and 2009, respectively. The 2007 goodwill impairment is included in loss from operations of discontinued subsidiaries. Of the $2,797 intangible asset impairment in 2008, $1,074 is included in loss from operations of discontinued subsidiaries and the remainder is included in operating loss from continuing operations (Note 4 and 9). In 2009, the Company ceased development on various games license, resulting in a $3,118 impairment charge recorded in cost of revenue.

g.	Investments

The Company adopted the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures effective January 1, 2008. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price). The adoption of ASC 820 did not have a material effect on the consolidated financial statements. See Note 7, Fair Value Measurements for discussion relating to ASC 820.

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

All other investments for which the Company does not have the ability to exercise significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the company’s Board of Directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

impairment is included in the Company’s consolidated statement of operations. See Note 3, Business Combinations for discussion relating to Investment in Franchise Partners.

h.	Impairment of Long-lived Assets

Long-lived assets (other than goodwill and indefinite lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or changes can include a significant decrease in the market price of the long-lived asset, a significant adverse change in the extent or manner in which the long-lived asset is being used, a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the long-lived asset, or a current expectation that, more likely than not, the long-lived asset will be sold or otherwise disposed of before the end of its previously estimated useful life. An impairment loss is recognized when the carrying amount of a long-lived asset (other than goodwill and indefinite lived intangible assets) exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset. As discussed in Note 4, for the year ended December 31, 2007, the Company recognized an impairment of $4,213 related to CDC Games license fee assets and $2,398 related to the MVAS business which is included in discontinued operations. For the year ended December 31, 2008 the Company recognized an impairment of $2,797, of which $1,100 was related to Global Services trade names and customer base and $1,697 related to CDC Games license fees. For the year ended December 31, 2009, the Company recognized an impairment of $3,118 related to CDC Games license fees.

i.	Foreign Currency Translation

The financial statements of the Company’s foreign operations have been translated into the United States dollar (“U.S. dollar”) from their local functional currencies in accordance with ASC 830, Foreign Currency Matters. Under ASC 830, all assets and liabilities are translated at year end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income, but are accumulated and reported as a component of shareholders’ equity as accumulated other comprehensive income (loss). Realized and unrealized gains and losses, which result from foreign currency transactions, are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long term investment nature which are reported as translation adjustments. The Company considers itself to be permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly, no realized and unrealized gains and losses from foreign currency translation of investments in foreign subsidiaries are included in the Company’s consolidated income statements for any year presented.

j.	Advertising Expenses

Advertising expenses are charged to expenses when incurred and are included in general and administrative expenses in the accompanying consolidated statement of operations. For the years ended December 31, 2007, 2008, and 2009, advertising expenses for continuing operations totaled $4,791, $5,467, and $5,206, respectively.

k.	Shipping and Handling

Shipping and handling costs are included in cost of revenue in the accompanying consolidated statements of operations for all periods presented. Shipping and handling costs are not separately billed to customers.

l.	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. If an acceptance

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In some circumstances, the Company recognizes revenue on arrangements that contain certain acceptance provisions when it has historical experience that the acceptance provision is perfunctory. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Such provisions are calculated after considering relevant historical data. Revenue is recorded net of sales taxes.

The specific accounting guidance that the Company follows in connection with its revenue recognition policy includes ASC 605-25, Revenue Recognition – Multiple-Element Arrangements, ASC 605-35, Revenue Recognition – Construction-Types and Production-Type Contracts, and ASC 605-985, Revenue Recognition – Software.

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

Software Licenses: The Company generally does not sell software or software licenses to its customers on a stand-alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. According to this method, the Company measures the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the VSOE of fair value of the undelivered elements. The amount allocated to the software license is calculated by subtracting the VSOE of fair value for maintenance, consulting and integration services, and training services from the total arrangement fee in accordance with ASC 605-985. For those agreements that provide for significant services or custom development that are essential to the software’s functionality, the software license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of ASC 605-35.

When software licenses incorporating third-party software products are sold or sold with third-party products that complement the software, the Company recognizes the gross amount of sales of third-party products as revenue in accordance with ASC 605-45-50, Principal Agent Considerations.

Consulting, Integration Services and Training: Consulting and integration services include programming, installation and implementation of the software products. VSOE of fair value for programming, consulting and integration services and for training services, respectively, is determined based on transactions where such services are rendered on a stand-alone basis to customers.

Historically, a substantial majority of the Company’s stand-alone programming, consulting and integration services and stand-alone training services are priced within a narrow range of the median value of the stand-alone sales. Variation in pricing for such services is due to differences in transaction volume and type of arrangement (beta site versus established sites). VSOE of fair value for consulting, integration and training services is established by region by an analysis of stand-alone

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

sales of services over the preceding one year period. In a multiple-elements arrangement, if the stated rates for such services fall below the established VSOE of fair value, then revenue from the delivered elements is deferred accordingly and recognized as the services are delivered, assuming all other criteria for revenue recognition have been met.

Many of the Company’s software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from these arrangements is generally accounted for separately from new software license revenue because the arrangements qualify as service transactions as defined in ASC 605-985. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenue for consulting services is generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. Contracts with fixed or not to exceed fees are recognized on a proportional performance basis.

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

Hosting and Software as a Service (SaaS): Revenue from hosting, maintenance fees and the sale of consulting services relating to SaaS arrangements are recognized ratably over the term of the arrangement. Set-up and implementation revenue is deferred until the solution is delivered and then recognized ratably over the longer of the term of the arrangement or the estimated customer life. Transactions fees from processing transactions for customers are recognized once the transaction is complete.

Arrangements with Value-added Resellers (VARs) and Distributors: The Company enters into software license arrangements with certain established VARs in which the VARs agree to sell the Company’s software to end-users. In the vast majority of these arrangements, the VARs are obligated to pay the Company only as and if sales are made to the end-users. The fee received is calculated on a

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

stipulated percentage of the individual sales earned by the VARs which is stated in the sales contract. Pursuant to ASC 605-985, the fee relating to VARs transactions is not fixed or determinable until the software is sold by the VARs to the end users. Consequently, the Company does not recognize any revenue for VARs transactions until all of the criteria specified in ASC 605-985 are met; this point coincides with the sell-through to the end-users because at that point, the Company has persuasive evidence of an arrangement (a signed contract with VARs), the fee is fixed or determinable, delivery has occurred, and collection is reasonably assured. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. The Company does not typically earn any portion of fees for services provided by the distributor to the end-user. The Company earns maintenance fees based upon an agreed-upon percentage of the maintenance fees that the distributor earns from the end-user.

VARs have a sole discretion and responsibility to determine and negotiate the sales price of the Company’s software with the end-users. VARs are also responsible for billing and collecting from the end-users and assume all credit risks.

Global Services

The Company provides information technology outsourcing services, a wide portfolio of IT services including software application development and maintenance; managed services (under long term contracts) such as help desk support and knowledge/business process outsourcing services; and professional services focused on CRM, ERP, e-Business, and communications software solutions. These projects are generally priced on a time and materials basis and revenue is recognized as the services are delivered, assuming all other basic criteria for revenue recognition has been met. For fixed fee contracts, customers’ needs and specifications are documented in the statement of work which is attached to the agreement. For such arrangements, the Company is able to make reasonable estimates based on the Company’s historical experience with similar transactions, and with the total costs, fees and progress to completion. The vast majority of these agreements do not include customer acceptance provisions. The Company recognizes revenue for these projects using the percentage of completion method in accordance with ASC 605-35. For arrangements containing customer-specific acceptance clauses, the Company accounts for revenue based on the completed contract method by deferring the recognition of revenue until it obtains formal acceptance due to the unique nature of customer acceptance terms which require that the functionality of the product passes a predetermined acceptance test as designed by the customer.

The Company provides database and marketing support services, including list rental, database development and supply, data analysis and call center services in Australia and New Zealand. In these single element arrangements, the Company maintains the databases as a source of marketing intelligence on medium and large companies and organizations in Australia and New Zealand. Direct marketers and other customers can use this data to develop and execute marketing campaigns, measure market penetration, and analyze marketing opportunities. Revenue from the Company’s advertising and marketing services is recognized upon the delivery of a specified customer list and other data from the Company’s databases to its customers. The delivery is in the form of a flat file of data which is delivered to the customer by email. These services are priced based on a pricelist. The price is determined based on the number of contacts and the amount of data supplied for each contact. The delivery of the customer list to the customer constitutes the contract delivery. The Company does not recognize revenue from these types of arrangements until all criteria in ASC 605-985 have been met, which coincides with the delivery of the customer list to the customer because at that point, the Company has persuasive evidence of the arrangement, the fee is fixed and determinable, delivery has occurred and collection is reasonably assured. The completed performance method is appropriate because the delivery of the data is of such significance to the customer that substantial performance has not taken place until the data is delivered and accepted.

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

All prepaid fees received by CDC Games from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for the Company’s online game services, (i.e., when game playing time occurs or in-game merchandise or premium features are delivered), or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards. Distributors are permitted to return unsold prepaid cards under certain conditions, including termination of game and disqualification of distributor status. Returns of PP-Cards during 2007, 2008, and 2009 were not material.

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

m.	Deferred Revenue

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

n.	Income Taxes

Income taxes are determined under the liability method as required by ASC 740, Income Taxes. Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

bases of assets and liabilities and their reported amounts. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not more likely than not to be realized.

As of December 31, 2008 and 2009, the Company has recognized a liability for unrecognized income tax benefits of $12,306 and $13,905, respectively. Of this amount, $2,768 and $3,465 relates to accrued interest and penalties as of December 31, 2008 and 2009, respectively. For the years ended December 31, 2007, 2008 and 2009, the consolidated statement of operations includes a net expense of $330, $181 and $661, respectively, related to unrecognized income tax benefits. Included in this amount, $271, $125 and $697, relates to accrued interest as of December 31, 2007, 2008, and 2009, respectively.

If the Company’s liability for unrecognized income tax benefits were recognized in full, $9,398 would affect its effective tax rate.

It is expected that the amount of unrecognized tax benefits will change for various reasons in the next 12 months; however, the Company does not expect that change to have a significant impact on its financial position or results of operations.

The following table describes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdictions	Open Years
United States (federal and state)	1995 – 2009
Outside of the United States	1999 – 2009

o.	Stock Compensation Expenses

During 2009 and in prior years, certain employees of the Company have been granted CDC Corporation and CDC Software Corporation share options under CDC Corporation’s and CDC Software Corporation’s share incentive plans.

Equity-based compensation expense for continuing operations recognized under ASC 718, Compensation – Stock Compensation in the consolidated statements of operations for the year ended December 31, 2007, 2008, and 2009 was $8,388, $7,782 and $6,539, respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

Under ASC 718, the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s option grants. These models also require subjective assumptions, including future share price volatility and expected lives of each option grant.

p.	Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with ASC 260, Earnings Per Share. The Company’s convertible notes (Note 11) meet the definition of a participating security in accordance with ASC 260. Therefore, the convertible notes are included in basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class method. Under the provisions of ASC 260, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year, adjusted for any impact to net income or loss by dilutive common equivalent shares, by the weighted average number of common and common equivalent shares outstanding during the year.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive.

q.	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their original amount less an estimate made for uncollectible amounts. The Company does not charge interest on receivables.

r.	Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings or loss as well as additional other comprehensive income (loss) items. The Company’s other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale securities, unrealized gains and losses on held-to-maturity securities and foreign currency translations, all recorded net of tax.

s.	Restructuring Charges and Related Expenses

The Company accounts for exit or disposal activities in accordance with ASC 420, Exit or Disposal Activities and ASC 712, Compensation – Nonretirement Postemployment Benefits. In accordance with ASC 420, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other costs associated with consolidating or closing of facilities. ASC 712 prescribes the accounting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement.

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

t.	Defined Contribution Plans

The Company has a defined contribution (401k) plan for its employees. Under the plan, employees are eligible for a Company match of 100% of the first 3% of pre-tax salary contributed to the plan up to a maximum of $2 per year. The match was suspended for 2009.

u.	Recent Accounting Pronouncements

In December 2007, the FASB issued guidance now codified as ASC 805, Business Combinations. Under ASC 805, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This Standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. The Company adopted this Standard effective January 1, 2009. The acquisitions consummated in 2009 and described in Note 3 were accounted for according to this Standard.

In December 2007, the FASB issued guidance now codified as ASC 810, Non-controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (ASC 810). These provisions establish accounting and reporting Standards for noncontrolling interests

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(minority interests) in subsidiaries, and clarify that a noncontrolling interest in a subsidiary should be accounted for as a component of equity separate from the parent’s equity. The amended guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and is applied prospectively, except for presentation and disclosure requirements, which will apply retrospectively. The Company adopted the applicable sections of ASC 810 effective January 1, 2009 and the presentation of disclosure requirements have been applied to all of the consolidated financial statements, notes and other financial data retrospectively for all periods presented.

In April 2008, the FASB issued guidance now codified as ASC 350-30-65-1, Determination of the Useful Life of Intangible Assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under intangibles accounting. It also requires expanded disclosure related to the determination of intangible asset useful lives. The amended guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The Company adopted this Standard effective January 1, 2009. The adoption did not have a material impact on the consolidated financial statements.

In May 2008, the FASB issued guidance now codified as ASC 470-20-65-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC 470-20-65-1 requires issuers of convertible debt to separately account for the liability and equity components in order to reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. In addition, transaction costs incurred with third parties that directly relate to the issuance of convertible debt instruments shall be allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt and equity issuance costs, respectively. ASC 470-20-65-1is effective for financial statements issued for fiscal years beginning after December 15, 2008 and requires retrospective adjustments to the earliest periods presented. The Company accounts for its embedded conversion options related to its convertible notes (Note 11) as derivatives under ASC 815, Derivatives and Hedging, which are specifically excluded from ASC 470-20-65-1. The adoption of ASC 470-20-65-1 did not have a material impact on the consolidated financial statements.

In November 2008, the FASB issued guidance now codified as ASC 350-30-65-2, Accounting for Defensive Intangible Assets. This Standard applies to all acquired intangible assets in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset), unless the intangible asset must be expensed in accordance with other literature. This Standard requires a defensive intangible asset to be accounted for as a separate unit of accounting and not included as part of the cost of the acquirer’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. Additionally, the defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This Standard is effective for fiscal years beginning on or after December 15, 2008. The Company adopted this Standard effective January 1, 2009. The adoption did not have a material impact on the consolidated financial statements.

In November 2008, the FASB issued guidance now codified as ASC 815-10-65-4, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary. ASC 815-10-65-4 applies to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. This Issue clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock and therefore should not be precluded from qualifying for scope exception in ASC 815 or from being within the scope of ASC 815-10-65-3, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. This Issue is effective for fiscal years beginning on or after December 15,

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2008. Earlier application is prohibited. The Company’s embedded conversion options do not qualify for scope exceptions and are accounted for as derivatives under ASC 815. Therefore, the adoption of this Issue did not have a material impact on the consolidated financial statements.

In April 2009, FASB issued guidance now codified as ASC 820-10-65-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance identifies circumstances that indicate a transaction is not orderly, and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. The amended guidance is effective January 1, 2010, with early adoption permitted. The Company does not expect the adoption of this Standard to have a material impact on the consolidated financial statements.

In April 2009, FASB issued guidance now codified as ASC 320-10-65-1, Recognition and Presentation of Other-Than-Temporary Impairments. The guidance requires entities to initially apply the provisions of the Standard to previously other than temporarily impaired debt securities (debt securities that the Company does not intend to sell and that the Company is not more likely than not required to sell before recovery), existing as of the date of initial adoption, by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The amended guidance is effective for interim and annual reporting periods ending after June 15, 2009, with earlier adoption permitted. The Company adopted this Standard effective July 1, 2009. The adoption did not have a material impact on the consolidated financial statements.

In June 2009, the FASB issued ASU No. 2009-01, “Topic 105—Generally Accepted Accounting Principles—FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This Standard establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009. The Company adopted this Standard effective September 30, 2009. The adoption did not have a material impact on the consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. This Standard amends ASC 820, Fair Value Measurements (ASC 820). The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g. an income approach or market approach). The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. This Standard is effective the first reporting period, including interim periods, beginning after issuance. The Company adopted this Standard effective September 1, 2009. The adoption did not have a material impact on the consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements. This Standard provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. This Standard introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. It is effective on a prospective

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company has not completed an assessment the adoption of this Standard will have on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, Software (Topic 985)—Certain Revenue Arrangements That Include Software Elements. This Standard reduces the types of transactions that fall within the current scope of ASC 605-985, Revenue Recognition – Software. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments included in ASU No. 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under this ASU, the following components would be excluded from the scope of software revenue recognition guidance: the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. This ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). This Standard is effective January 1, 2011. Early adoption is permitted. The Company has not completed an assessment the adoption of this Standard will have on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. This Standard amends ASC 470, Debt with Conversion and Other Options, and ASC 260, Earnings Per Share. Specifically, this new Standard requires companies to mark stock loan agreements at fair value and recognize the cost of the agreements by reducing the amount of additional paid-in capital on their financial statements. These amendments are effective January 1, 2010. The Company does not expect the adoption of this Standard to have a material impact on its consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets, an amendment of ASC 860-10. This Standard removes the concept of a qualifying special-purpose entity and clarifies that the objective is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. This Standard is effective January 1, 2010. The Company has not completed an assessment the adoption of this Standard will have on its consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities, an amendment to ASC 810-10. This Standard provides guidance in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. This Standard also requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. New provisions of this Standard are effective January 1, 2010. The Company has not completed an assessment the adoption of this Standard will have on its consolidated financial statements.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS

During 2009, the Company made the following acquisitions to improve supply chain visibility and expand its market share in the manufacturing and on-demand e-Commerce industries:

a.	WKD Solutions Limited (“WKD”)

In September 2009, the Company acquired a 100% equity interest in WKD, a United Kingdom based developer of supply chain event management software. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of WKD’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. The amount of revenue and net loss related to WKD hereafter included in the Software segment of the Company’s consolidated statement of operations for the year ended December 31, 2009 is $72 and $21, respectively. Under the terms of the share purchase agreement, the Company paid $1,807 at closing, subject to various adjustments.

The purchase price has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$640
Property and equipment, net	5
Goodwill	954
Trade name	37	5 years
Proprietary software	131	4 years
Noncompete agreements	25	0.5 years
Customer relationships	319	10 years

Total assets acquired	2,111

Deferred tax liabilities	(144)
Current liabilities	(160)

Total liabilities assumed	(304)

Net assets acquired	$1,807

b.	Activplant Corporation (“Activplant”)

In October 2009, the Company acquired a 100% equity interest in Activplant, a Canadian based provider of enterprise manufacturing intelligence solutions. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Activplant’s operations have been included in the Software segment of the Company’s consolidated financial statements since the date of acquisition. The amount of revenue and net loss related to Activplant hereafter included in the Company’s consolidated statement of operations for the year ended December 31, 2009 is $940 and $154, respectively. Under the terms of the share purchase agreement, the Company paid $7,025 at closing, subject to various adjustments.

The purchase price has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

		Useful Life
Current assets	$900
Property and equipment, net	67
Goodwill	3,716
Trade name	123	5 years
Proprietary software	642	3 years
Noncompete agreements	47	1 year
Customer relationships	2,596	10 years

Total assets acquired	8,091

Current liabilities	(689)
Long term liabilities	(377)

Total liabilities assumed	(1,066)

Net assets acquired	$7,025

c.	Truition, Inc. (“Truition”)

In November 2009, the Company acquired a 100% equity interest in Truition, a Canadian based provider of on-demand e-Commerce platforms for retailers and brand manufacturers. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Truition’s operations have been included in the Software segment of the Company’s consolidated financial statements since the date of acquisition. The amount of revenue and net loss related to Truition hereafter included in the Company’s consolidated statement of operations for the year ended December 31, 2009 is $584 and $309, respectively. Under the terms of the share purchase agreement, the Company paid $12,450 at closing, subject to various adjustments.

The purchase price has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$2,200
Property and equipment, net	1,159
Goodwill	6,591
Trade name	219	5 years
Proprietary software	1,602	7.5 years
Noncompete agreements	76	1 year
Customer relationships	2,364	6.7 years

Total assets acquired	14,211

Current liabilities	(1,377)
Long term liabilities	(384)

Total liabilities assumed	(1,761)

Net assets acquired	$12,450

d.	gomembers, Inc. (“gomembers”)

In November 2009, the Company acquired 100% of the assets of gomembers, a U.S. based provider of SaaS and on-premise solutions for the Not-For-Profit and Non-Governmental Organizations. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of gomembers’ operations have been included in the Company’s consolidated financial statements since the date of acquisition. The amount of revenue and net loss

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

related to gomembers hereafter included in the Software segment of the Company’s consolidated statement of operations for the year ended December 31, 2009 is $ $458 and $115, respectively. Under the terms of the share purchase agreement, the Company paid $6,700 at closing, subject to various adjustments. In addition, the Company agreed to pay additional consideration of up to $1,000 payable in 2011. Payments are based on gomembers generating an EBITDA (earnings before interest, taxes, depreciation, and amortization expense) margin equal to or exceeding the EBITDA margin for CDC Software during the twelve months ending November 30, 2011. The amount of the payment is based on a sliding scale and if met can range from $700 to $1,000. As of the date of the acquisition, the Company accrued $810 for these contingent payments based on management’s estimate of fair value of the amount to be paid. There were no changes to the estimated fair value for this liability as of December 31, 2009.

The purchase price has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$1,184
Property and equipment, net	59
Goodwill	3,359
Trade name	160	5 years
Proprietary software	1,790	7 years
Customer relationships	3,360	20 years

Total assets acquired	9,912

Current liabilities	(2,402)

Long term liabilities	(810)

Total liabilities assumed	(3,212)

Net assets acquired	$6,700

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price for WKD, Activplant, Truition, and gomembers resulted in the recognition of goodwill. This goodwill is not deductible for tax purposes. Goodwill was allocated to the Software segment.

e.	Pro Forma Effect of WKD, Activplant, Truition, and gomembers Acquisitions

The following unaudited pro forma consolidated information reflects the Company’s consolidated results of operations for the years ended December 31, 2008 and 2009, as if the acquisitions of WKD, Activplant, Truition, and gomembers had occurred on January 1, 2008 and January 1, 2009, respectively. The pro forma results have been prepared for informational purposes only and do not purport to be indicative of what the Company’s consolidated results of operations would have been had the acquisitions of these subsidiaries actually taken place on January 1, 2008 and January 1, 2009, and may not be indicative of future results of operations.

	Years ended December 31,
	2008	2009
	Unaudited	Unaudited
Revenue	$425,731	$331,748
Net income (loss)	$(124,899)	$3,554
Net income (loss) attributable to controlling interest	$(125,830)	$2,049

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

During 2008, the Company made the following acquisitions, none of which were material to the Company’s operations or financial position:

a.	Integrated Solutions Limited (“ISL”)

In March 2008, the Company acquired 51% interest in ISL, a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. Under the terms of the agreement, the Company paid approximately $762 at closing for such majority interest in ISL. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of ISL’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

b.	Dynamic Business Consultants Pty Limited (“DBC”)

In July 2008, the Company acquired 100% of the assets of DBC, an Australian based vendor specializing in Microsoft Dynamics Great Plains solutions. Under the terms of the agreement, the Company paid approximately $832 at closing for such majority interest in DBC. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of DBC’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

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

The purchase price allocations for each of the preceding acquisitions have been finalized.

c.	Investment in Franchise Partners

During 2008, the Company invested in 3 different Franchise Partners: DRE Mexico, Ross Brazil and Ross Chile for a total of $210. These Franchise Partners are included in the Software segment.

i.

In January 2008, the Company acquired 19% of the equity of DRE Mexico, a reseller of CRM products. Under the terms of the share purchase agreement, the Company paid $90 at closing. The Company accounts for this investment under the cost method of accounting.

ii.

In June 2008, the Company acquired 19% of the equity of Ross Brazil, a reseller of ERP products. Under the terms of the share purchase agreement, the Company agreed to pay $96 of which $78 was paid through December 31, 2009 and the remaining $18 will be paid in 2 equal installments during 2010. The results of Ross Brazil’s operations have been included in the Company’s consolidated financial statements in accordance with ASC 810-10-15, Consolidation – Variable Interest Entities since the date of acquisition because the Company is the primary beneficiary.

iii.

In June 2008, the Company acquired 19% of the equity of Ross Chile, a reseller of ERP products. Under the terms of the share purchase agreement, the Company agreed to pay $147 of which $80 was paid through December 31, 2009 and the remaining $67 will be paid in 3 installments during 2010. The results of Ross Chile’s operations have been included in the Company’s consolidated financial statements in accordance with ASC 810-10-15 since the date of acquisition because the Company is the primary beneficiary.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

During 2007, the Company made the following acquisitions:

a.	Respond Group Ltd. (“Respond”)

In February 2007, the Company acquired a 100% equity interest in Respond through the acquisition of its entire issued share capital. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Respond’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Respond is a provider of enterprise class complaints, feedback and customer service solutions.

Under the terms of the share purchase agreement, the Company paid $14,743 at closing, subject to various adjustments. In addition, the Company agreed to pay up to a maximum of $14,000 of additional consideration based upon 2007, 2008 and 2009 revenue. As of December 31, 2009, the criteria for contingent consideration expired and the Company determined that these contingent payments are not probable; therefore, no additional payments were made associated with this acquisition.

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Software segment, and such goodwill is not deductible for tax purposes.

b.	Saratoga Systems Inc. (“Saratoga”)

In April 2007, the Company acquired a 100% equity interest in Saratoga through a merger. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Saratoga’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Saratoga is a provider of enterprise CRM and wireless CRM applications.

Under the terms of the agreement, the Company agreed to pay not more than $35,000 in cash in connection with the merger, with $30,000 paid at closing and $5,000 placed into escrow for an 18-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments. Pursuant to the terms of the purchase agreement, the Company has made claims for breaches of representations and warranties by the sellers, which claims are currently in arbitration. Such amounts in escrow will be released upon conclusion of the arbitration between the Company and the sellers.

The Company’s plan to integrate certain activities at Saratoga was accounted for in accordance with ASC 420 and ASC 712. These costs primarily include the closure of facilities and employee terminations in the United States, United Kingdom and Sweden. Such costs have been recognized as liabilities assumed in the acquisition. During 2007, the Company recorded a liability of $1,730 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At December 31, 2008 and 2009, the Company had $59 and Nil, respectively, remaining in accrued restructuring charges in the accompanying consolidated balance sheet related to this integration.

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Software segment, and such goodwill is not deductible for tax purposes.

c.	Guangzhou Optic Communications Co., Ltd (“Optic”)

In July 2007, the Company acquired a 100% equity interest in Optic through the acquisition of its entire issued share capital. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Optic’s operations have been included in

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

the Company’s consolidated financial statements since the date of acquisition. Optic is an online games publisher in China.

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

d.	Catalyst International, Inc. (“Catalyst”)

In September 2007, the Company acquired a 100% equity interest in Catalyst International, Inc. through a merger. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Catalyst’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. Catalyst is a provider of enterprise supply chain software and hardware solutions.

Under the terms of the agreement, the Company agreed to pay not more than $29,500 in cash in connection with the merger, with $25,000 paid at closing and $4,500 placed in escrow for a 24-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments. Pursuant to the terms of the purchase agreement, the Company has made claims for breaches of representations and warranties by the sellers, which claims are currently in arbitration. Such amounts in escrow will be released upon conclusion of the arbitration between the Company and the sellers.

The Company’s plan to integrate certain activities at Catalyst was accounted for in accordance with ASC 420 and ASC 712. These costs primarily include the closure of facilities and employee terminations in the United States and United Kingdom. Such costs have been recognized as liabilities assumed in the acquisition. During 2007, the Company recorded a liability of $704 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At December 31, 2008 and 2009, the Company had Nil and Nil, respectively, in accrued restructuring charges in the accompanying consolidated balance sheet related to this integration.

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill assigned to the Software and Global Services segments was $13,055 and $3,063, respectively, and such goodwill is not deductible for tax purposes.

e.	Industri-Matematik International Corp. (“IMI”)

In September 2003, the Company acquired a 51% equity interest in Cayman First Tier (“CFT”), an investment holding company organized in the Cayman Islands which owns a 100% equity interest in IMI for $25,000 in cash. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting and the results of IMI’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. IMI is a provider of supply chain management solutions in North America and Europe. The remaining 49% equity interest of CFT was held by Symphony Technology Group (“Symphony”), a private equity firm focused on enterprise software and services, which previously owned 100% of IMI.

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

The Company has determined that the value of the 49% equity interest in CFT exceeded the carrying value of the Symphony Note. No impairment charge was recorded, and the Company’s interest in the Symphony Note of $14,282 was considered purchase price consideration for the 49% minority interest in CFT and was accounted for in accordance with ASC 805.

Due to the synergies expected with the Company’s existing businesses, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Software segment, and such goodwill is not deductible for tax purposes.

f.	Vectra Corporation (“Vectra”)

In May 2007, a subsidiary of the Company completed the acquisition of a majority interest in Vectra, a provider of information security consulting services, managed services and enterprise security solutions in Australia. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the Global Services segment of the Company’s consolidated financial statements since the date of acquisition. Under the terms of a share purchase agreement, the Company paid approximately $106 in cash at closing for such majority interest in Vectra.

g.	PlanTec Limited (“PlanTec”)

In July 2007, a subsidiary of the Company completed the acquisition of 100% of the equity in PlanTec, a provider of information technology services to a broad range of industries including health, retail, telecommunications, waste management, transportation, state and federal governments in Australia. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the Global Services segment of the Company’s consolidated financial statements since the date of acquisition. Under the terms of the purchase agreement, the Company paid approximately $557 in cash at closing, with additional consideration payable of up to $1,200 based upon 2008 and 2009 financial performance. As of December 31, 2009, the contingent consideration period expired and the Company determined that these contingent payments are not probable; therefore, no additional payments were made associated with this acquisition.

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Global Services segment, and such goodwill is not deductible for tax purposes.

h.	Snapdragon Consulting Pty. Ltd. (“Snapdragon”)

In October 2007, a subsidiary of the Company completed the acquisition of 100% of the equity in Snapdragon, an information service provider focused on Microsoft CRM based in Australia. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the Company’s consolidated financial statements since the date of acquisition. Under the terms of the share purchase agreement, the Company paid approximately $271 at closing. In addition, the Company agreed to pay additional consideration payable in 2008 and 2009 based upon consolidated earnings of Snapdragon before interest income and interest expenses and income tax, but after amortization and depreciation. If Snapdragon achieves its forecast results, the total additional consideration payable would be approximately $1,400. As of December 31, 2009, the contingent consideration period expired and the

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Company determined that these contingent payments are not probable; therefore, no additional payments were made associated with this acquisition.

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. The goodwill was assigned to the Global Services segment, and such goodwill is not deductible for tax purposes.

i.	Investment in Franchise Partners

During 2007, the Company invested in 3 different Franchise Partners: Business T.G. Spain, CMT Argentina, and CDC CRM Solutions India for a total of $517. These Franchise Partners are included in the Software segment.

i.

In May 2007, the Company acquired 19% of the equity in Business T.G. Spain, a reseller of ERP, CRM and SCM products. Under the terms of the share purchase agreement, the Company paid $431 at closing. The Company accounts for this investment under the cost method of accounting.

ii.

In August 2007, the Company acquired 10% of the equity in CMT Argentina, a reseller of CRM and c360 products. Under the terms of the share purchase agreement, the Company paid $84 at closing. The Company accounts for this investment under the cost method of accounting.

iii.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

4.	RESTRUCTURING AND OTHER CHARGES

The following table sets forth the components of restructuring and other charges recorded in the consolidated statements of operations:

	Years ended December 31,
	2007	2008	2009
Restructuring expense reported in continuing operations
Restructuring charges	$927	$4,580	$4,537
Legal settlements	1,370	649	29
Gain on sale of tangible and intangible assets	(540)	(121)	—
Impairment of cost investments and other assets	2,552	2,147	944

Subtotal	4,309	7,255	5,510

Restructuring expense reported in discontinued operations
Restructuring charges	4	—	—
Legal settlements	—	(150)	—
Gain on sale of ION Global	(6,205)	—	—
MVAS impairment	2,398	—	—
CGI impairment	8,550	1,074	—

Subtotal	4,747	924	—

Total restructuring and other charges, net	$9,056	$8,179	$4,566

Restructuring Charges

For the year ended December 31, 2007, the Company incurred and charged to expense a net amount of $927 in restructuring costs comprised of $3,995 related to restructuring activities offset by $3,064 for adjustments to estimated lease termination costs. At IMI, restructuring costs were $2,130, comprised of $2,096 related to employee termination costs and $34 for closure of offices. At Ross, restructuring costs were $666, comprised entirely of employee termination costs. At Pivotal, restructuring costs were $856, comprised of $306 related to employee termination costs and $550 related to legal fees. At Praxa, restructuring costs were $157, related to employee termination costs. The Company recorded adjustments to income relating to the restructuring liability of $3,064, which is primarily comprised of a $2,933 adjustment at Pivotal due to a change in estimate relating to a lease termination. During 2007, in connection with the Company’s acquisition of Saratoga and Catalyst, the restructuring liability was increased by $1,730 and $704, respectively, due to lease facility closure costs and workforce reduction costs.

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

For the year ended December 31, 2009, the Company incurred and charged to expense $4,537 in restructuring costs, principally at Software, Global Service and Games segments. At Software segment, restructuring costs were $3,321, comprised of $2,631 related to employee termination costs, and the remainder related to lease termination and related litigation. At Global Service segment, restructuring costs were $591, comprised of $521 related to employee termination costs, and the remaining amount relates to lease termination. At Games segment, restructuring costs were $625 exclusively for employee termination costs.

At December 31, 2008 and 2009, the Company had a total of $2,265 and $2,061, respectively, in accruals relating to the business restructuring activities. Pivotal, Ross, IMI, and the Company’s research & development center in North America are included in the Software segment. Praxa is included in the Global Services segment.

The change in the accrued liability balance associated with the restructuring activities for the year ended December 31, 2008, are as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at January 1, 2008	$810	$1,729	$750	$3,289
Expensed in 2008	4,373	224	168	4,765
Adjustments related to acquired subsidiaries	—	92	—	92
Adjustments to income	(13)	(172)	—	(185)
Amounts paid	(4,165)	(1,363)	(168)	(5,696)

Balance at December 31, 2008	$1,005	$510	$750	$2,265

Restructuring accruals were presented as follows in the consolidated balance sheet at December 31, 2008:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Current	$1,005	$271	$750	$2,026
Non-current	—	239	—	239

	$1,005	$510	$750	$2,265

The changes in the accrued liability balance associated with the restructuring activities for the year ended December 31, 2009, are as follows:

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at January 1, 2009	$1,005	$510	$750	$2,265
Expensed in 2009	4,159	808	308	5,275
Adjustments to income	(367)	(318)	(24)	(709)
Amounts paid	(3,739)	(973)	(58)	(4,770)

Balance at December 31, 2009	$1,058	$27	$976	$2,061

Restructuring accruals were presented as follows in the consolidated balance sheet at December 31, 2009:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Current	$1,058	$27	$976	$2,061
Non-current	—	—	—	—

Balance at December 31, 2009	$1,058	$27	$976	$2,061

Legal Settlements

The Company and its subsidiaries are parties to other litigation and claims incident to the ordinary course of business. Periodically, the Company settles these disputes with the various counterparties. During the years ended December 31, 2007, 2008, and 2009, the Company recorded $1,370, $649 and $29, respectively, in legal settlement costs. Discontinued operations legal settlement accounts resulted in a credit of $150 in 2008.

Gain on Sale of ION Global

In August 2007, the Company entered into four separate agreements to sell the principal assets and subsidiaries that comprised its Ion Global business for $9,000. Subsequent to the date of sale, the Company received an additional $665 due to a net asset adjustment. In total, these transactions resulted in a pretax gain of approximately $6,745 of which $540 is related to disposition of long-lived assets and customer base at one our wholly owned subsidiaries and the remaining $6,205 is related to the disposition of subsidiaries comprising the former Ion Global business and included in discontinued operations. Under the terms of these agreements, the Company agreed to sell (i) the assets related to the internet consulting services and website design and development of Ion Global (California), Inc.; (ii) substantially all of the assets of Ion Global Limited; (iii) all of the issued and outstanding shares of Ion Global Korea Ltd. held by Ion Global (BVI) Ltd.; and (iv) the “Ion Global” trademark. Ion Global was included within the Global Services segment and the goodwill associated with this transaction was allocated on a historical basis as Ion Global was not integrated into the Company. The operations of the Ion Global business has been included in discontinued operations in 2007 and all historical periods presented.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Impairment of cost investments and other assets

The Company has made cost investments in several companies during its history. In 2007, one of these companies filed bankruptcy and the Company was not able to recover its $2,403 investment. The Company also wrote off other assets of $149 during 2007.

During 2008 and 2009, Games and Global Services experienced significant adverse changes in their business climate and Games determined that certain long-lived assets would be disposed of before their previously estimated useful life. In accordance with the Company’s policy on testing long-lived assets for impairment (Note 2(h)), the Company performed its impairment test for the period ended December 31, 2008 and 2009 and determined that due to insufficient discounted cash flows to support the remaining intangible assets in Games and Global Service segments, various intangible assets were impaired. For the period ended December 31, 2008, the Company recorded an impairment of $2,797 relating to trade name and customer base in the Global Services segment and certain assets in the Games segment. For the period ended December 31, 2009, the Company recorded an impairment of $3,118 related to licenses in Games segment, all of which was recorded in cost of revenue. Also, in 2009 the Company ceased to use certain internal-use software, resulting in an impairment of $945 which has been included in restructuring and other charges.

MVAS Impairment

In accordance with the Company’s policy on testing long-lived assets for impairment (Note 2(h)), the Company had a triggering event in 2007 that required testing the intangible assets of the MVAS business for impairment. The Company performed its impairment test and determined that the intangible assets were impaired because the Company did not have sufficient discounted cash flows to support the remaining intangible assets due to the fact that it had made the decision to exit this business in 2007. Therefore, in 2007 the Company wrote off all the remaining intangible assets that related to this segment, which equaled $2,398.

CDC Games International Impairment

	Years ended December 31,
	2007	2008	2009
Impairment of games licenses	$4,213	$650	$—
Impairment of fixed assets and other assets	—	424	—
Impairment of cost investment in games development companies	4,337	—	—

	$8,550	$1,074	$—

The Company’s business model in the CDC Games segment is to make investments in a diverse set of online computer game licenses. The Company enters into many license arrangements with numerous game developers for the right to produce the online computer games in specific countries and/or geographical regions. Not all of these games are successfully launched due to various factors: 1) development problems, 2) poor beta test results, 3) other games have better potential to become successful and 4) limited capital resources. At least annually, the Company performs a recoverability

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

assessment of the license fee assets based on the undiscounted future cash flows expected to be received from these licenses and record the impairment if required. In 2007 and 2008, the Company impaired $4,213 and $650, respectively, of license fees. In 2008, the Company also wrote off $424 in fixed assets associated with these licenses.

In addition, the Company made some cost investments in online computer game development companies. In 2007 these game developers lost their access to the credit markets, thus raising questions as to their ability to continue as a going concern. In 2007, the Company recorded a charge of $4,337 to write-off its investment in these companies.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

5.	RESTRICTED CASH

The Company had $4,275 and $790 of restricted cash at December 31, 2008 and 2009, respectively. Included in restricted cash balance at December 31, 2008 and 2009 was cash held in various escrow accounts as collateral for pending litigation settlements totaling $3,749 and $114, respectively.

At December 31, 2008 and 2009, $365 and Nil, respectively, of restricted cash served as collateral for an irrevocable standby letter of credit that provided financial assurance that the Company will fulfill its obligations with respect to the operating lease agreement at Pivotal Corporation, an affiliate of the Company. The Company terminated the lease agreement in June 2009.

At December 31, 2009, an additional $550 served as collateral for the Company’s completion of certain performance obligations under a service contract.

6.	ACCOUNTS RECEIVABLE

Unbilled receivables represent the recognized sales value of performance relating to the Software and Global Services segments, and these amounts had not been billed and were not billable to the customers at the balance sheet dates. The balances will be billed upon the fulfillment of certain conditions agreed upon between the parties. Accounts receivable and allowance for doubtful accounts consisted of the following at December 31, 2007, 2008, and 2009:

	December 31,
	2008	2009
Accounts receivable:
Amounts billed	$75,389	$61,580
Unbilled	5,749	6,142

Accounts receivable, gross	81,138	67,722
Allowance for doubtful accounts	(8,304)	(8,839)

Accounts receivable, net	$72,834	$58,883

	Years ended December 31,
	2007	2008	2009
Allowance for doubtful accounts:
Balance at beginning of year	$5,373	$8,688	$8,304
Additions	5,308	4,664	2,358
Additions - Discontinued Operations	387	621	—
Write-offs, net of recoveries	(2,380)	(5,669)	(1,823)

Balance at end of year	$8,688	$8,304	$8,839

7.	FAIR VALUE MEASUREMENTS

Certain of the Company’s financial and nonfinancial assets and liabilities are reported at fair value in the accompanying balance sheets. Effective January 1, 2008, the Company adopted the provisions of

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

ASC 820 for its financial assets and liabilities measured at fair value on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 at each hierarchical level:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at December 31, 2008
Financial assets:
Available-for-sale securities	$16,908	$—	$28,317	$45,225

Total financial assets	$16,908	$—	$28,317	$45,225

Financial liabilities:
Convertible notes embedded derivative (Note 11)	$—	$—	$41,189	$41,189

Total financial liabilities	$—	$—	$41,189	$41,189

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 at each hierarchical level:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at December 31, 2009
Financial assets:
Available-for-sale securities	$2,418	$—	$—	$2,418

Total financial assets	$2,418	$—	$—	$2,418

Financial liabilities:
Purchase consideration payables, net of current portion	$—	$—	$810	$810

Total financial liabilities	$—	$—	$810	$810

The fair value of cash, restricted cash, accounts receivable and payable, and other short-term financial assets and liabilities approximate carrying value due to their short-term nature.

The valuation technique used to measure fair value for our Level 1 and Level 3 assets is a market approach, using prices and other relevant information generated by market transactions involving identical or comparable assets. There is no public market for the convertible notes and purchase consideration payables included in Level 3. As a result, there are no market-based price points available for comparison or any public information that could be used as a benchmark. Therefore, we used a model-based approach to measure fair value for our Level 3 liabilities. The model-based approach included assumptions in the following areas: time to maturity, applicable interest rate, market interest rate, recovery rate analysis, stock price, volatility, and risk-free rate.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes changes during 2008 in Level 3 assets and liabilities measured at fair value on a recurring basis:

	Balance at January 1, 2007	Total realized and unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income	Total realized and unrealized gains (losses) included in noncontrolling interests	Purchases, sales, issuances, settlements, net	Balance at December 31, 2008
Financial assets:
Available-for-sale securities	$28,499	$(5,034)	$1,258	$314	$3,280	$28,317

Total financial assets	$28,499	$(5,034)	$1,258	$314	$3,280	$28,317

	Balance at January 1, 2007	Total realized and unrealized losses included in earnings	Total unrealized gains (losses) included in other comprehensive income	Total realized and unrealized gains (losses) included in noncontrolling interests	Purchases, sales, issuances, settlements, net	Balance at December 31, 2008
Financial liabilities:
Convertible notes embedded derivative (Note 11)	$11,782	$30,283	$—	$—	$(876)	$41,189

Total financial liabilities	$11,782	$30,283	$—	$—	$(876)	$41,189

Total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2008		$25,249

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes changes during 2009 in Level 3 assets and liabilities measured at fair value on a recurring basis:

	Balance at January 1, 2009	Total realized and unrealized gains included in earnings	Total unrealized gains (losses) included in other comprehensive income	Total realized and unrealized gains (losses) included in noncontrolling interests	Purchases, sales, issuances, settlements, net	Transfers	Balance at December 31, 2009
Financial assets:
Available-for-sale securities	$28,317	$1,620	$(844)	$(226)	$(17,096)	$(11,771)	$—

Total financial assets	$28,317	$1,620	$(844)	$(226)	$(17,096)	$(11,771)	$—

	Balance at January 1, 2009	Total realized and unrealized losses included in earnings	Total unrealized gains (losses) included in other comprehensive income	Total realized and unrealized gains (losses) included in noncontrolling interests	Purchases, sales, issuances, settlements, net	Transfers	Balance at December 31, 2009
Financial liabilities:
Convertible notes embedded derivative (Note 11)	$41,189	$5,012	$—	$—	$(46,201)	$—	$—
Purchase consideration payables, net of current portion	—	—	—	—	810	—	810

Total financial liabilities	$41,189	$5,012	$—	$—	$(45,391)	$—	$810

Total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2009		$6,632

Total realized and unrealized losses for available-for-sale securities are reported as impairment of available-for-sale securities in the consolidated statements of operations for the year ended December 31, 2008. Total realized and unrealized gains and losses for compound derivatives are reported as gain (loss) on change in fair value of derivatives in the consolidated statements of operations for the year ended December 31, 2008.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Available-for-sale securities consist of the following:

	December 31, 2008
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:
CDOs	$16,546	$845	$—

Total debt securities	16,546	845	—
Common Stock	1,808	—	—

Total equity securities	1,808	—	—
Available-for-sale marketable securities	15,100	—	(72)

Total current available-for-sale securities	33,454	845	(72)

Noncurrent:
Private equity securities	11,771	584	—

Total noncurrent available-for-sale securities	11,771	584	—

Total available-for-sale securities	$45,225	$1,429	$(72)

	December 31, 2009
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:
Common Stock	$2,418	$68	$(256)

Total available-for-sale securities	$2,418	$68	$(256)

The gross realized gains on sales of available-for-sale securities totaled $516, $127, and $2,173 in 2007, 2008, and 2009, respectively. The gross realized losses on sales of available-for-sale securities totaled $2, Nil, and Nil in 2007, 2008, and 2009, respectively.

CDO

In 2006, the Company acquired an equity interest in preference shares in two CDOs coupled with a U.S. treasury strip for an aggregate nominal amount of $38,700. These investments are subject to variability as there is no stated coupon rate and the equity interest in these investments is subject to changes in returns on the collateralized debt backing the interest. The principal amount in these investments is backed by U.S. treasury strips and domestic corporate debt with S&P ratings ranging

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

from “BBB” to “CC”. During 2009, the Company disposed of all U.S. treasury strips and an equity interest in preference shares in one of the two CDOs.

As the aforementioned investments are not publicly traded and have no active market, fair value as of December 31, 2008 and 2009, was determined by the management based on binding quotes received from third parties for these investments. These valuations represent management’s best estimate of fair value of these investments at December 31, 2008 and 2009, and may or may not represent the ultimate value of these investments. The fair value as of December 31, 2008 and 2009 was $16,546 and Nil, respectively.

At December 31, 2008, the Company evaluated the length of time and extent to which the fair market value of certain of its securities had been less than their cost, as well as the financial condition and performance of the issuer and the Company’s intention and ability to hold such securities to recovery or maturity. The Company recorded $5,436 impairment loss on securities for which the decrease in fair value of the securities was determined to be OTT impaired. The amount is included in impairment of available-for-sale securities on the consolidated statement of operations.

Valuation and Impairment

At December 31, 2008 and 2009, all available-for-sale securities were carried at fair value. Unrealized holding gains or losses were reported in accumulated other comprehensive income (loss) and as a separate component of shareholders’ equity. Any declines in fair value judged to be OTT were reported in impairment of available-for-sale securities in the consolidated statements of operations.

The Company’s investments in current available-for-sale securities consist primarily of investment in a fund that invests mostly in a diversified portfolio of short term fixed income securities and money market instruments. The securities are highly liquid and traded on a secondary market maintained by the issuer. The investment can be redeemed at any point with a 3 day settlement period. The Company purchased these securities in 2008 and all were called in February 2009. These investments are not considered OTT impaired at December 31, 2008 as they were redeemable at marketable price or call price.

The Company’s investments in long term private equity consist primarily of investment in private equity funds. These investments are accounted for under the cost method and the carrying value at December 31, 2008 approximated fair market value. At December 31, 2009, the carrying value of these investments was $12,258 and the fair market value was $22,439. Thus these investments were not considered to be OTT impaired at December 31, 2008 and 2009.

The Company’s investments in marketable equity securities consist primarily of investments in common stock. Due to a significant deterioration of global equity market in the fourth quarter of 2008, the Company recorded a $2,322 impairment loss on securities for which the decrease in fair value of the securities was determined to be OTT and $743 impairment loss on our investment in Mgame. No impairment was recorded for the year ended December 31, 2009 after considering the near-term prospects of the issuers, and the Company’s ability and intent to hold these investments.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be OTT impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2009.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	December 31, 2008
	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Available-for-sale marketable securities	$15,100	$72	$—	$—	$15,100	$72

Total	$15,100	$72	$—	$—	$15,100	$72

	December 31, 2009
	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Marketable equity securities	$1,657	$256	$—	$—	$1,657	$256

Total	$1,657	$256	$—	$—	$1,657	$256

8.	PROPERTY AND EQUIPMENT

Depreciation expense from continuing operations was $6,294, $8,311, and $6,985 for the years ended December 31, 2007, 2008, and 2009, respectively.

The following table summarizes the Company’s property and equipment as of December 31:

	2008	2009
Leasehold improvements	$1,977	$1,852
Furniture and fixtures	3,662	4,130
Office equipment	7,776	8,712
Computer equipment	28,674	29,568
Motor vehicles	461	1,818

Property and equipment, gross	42,550	46,080
Less: Accumulated depreciation	(27,158)	(32,580)

Property and equipment, net	$15,392	$13,500

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

9.	GOODWILL

The changes in the carrying amounts of goodwill for the years ended December 31, 2008 and 2009 are as follows:

	Software	Global Services	CDC Games	China.com	Total
Balance as of January 1, 2008
Goodwill	$143,250	$43,871	$29,320	$77,878	$294,319
Accumulated impairment losses	—	(6,113)		(72,423)	(78,536)

	143,250	37,758	29,320	5,455	215,783

Goodwill acquired during the year	357	380	—	—	737
Purchase price adjustments	(678)	(339)	(710)	(222)	(1,949)
Adjustments to tax liabilities for acquired companies	(1,291)	(79)	145	915	(310)
Reallocation of goodwill	3,258	(3,258)
Foreign currency adjustment	(8,909)	(2,026)	1,958	—	(8,977)
Goodwill impairment recorded during the year	—	(25,044)	(19,922)	(5,235)	(50,201)

Balance as of December 31, 2008
Goodwill	135,987	38,549	30,713	78,571	283,820
Accumulated impairment losses	—	(31,157)	(19,922)	(77,658)	(128,737)

	135,987	7,392	10,791	913	155,083

Goodwill acquired during the year	16,674	909	—	—	17,583
Foreign currency adjustment	2,956	2,173	63	—	5,192

Balance as of December 31, 2009
Goodwill	155,617	41,631	30,776	78,571	306,595
Accumulated impairment losses	—	(31,157)	(19,922)	(77,658)	(128,737)

	$155,617	$10,474	$10,854	$913	$177,858

The Company performed its annual impairment test and determined that the carrying value of goodwill assigned to Global Services, CDC Games and China.com segments exceeded their implied fair values. In 2008 the Company recorded a goodwill impairment charge of $25,044, $19,922 and $5,235 at Global Services, CDC Games and China.com segments, respectively. In 2009 the Company determined the carrying value of goodwill was not impaired and no such adjustment was recorded.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

10.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets as of December 31:

	2008			2009
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Capitalized software:
Capitalized software	$36,695	$(18,211)	$18,484	$40,392	$(27,316)	$13,076
Acquired technologies	43,631	(28,349)	15,282	48,233	(35,013)	13,220

Total capitalized software	80,326	(46,560)	33,766	88,625	(62,329)	26,296
Other intangible assets:
Customer base and contracts	72,713	(33,217)	39,496	82,847	(40,106)	42,741
Business licenses and partnership agreements	26,912	(13,239)	13,673	24,034	(17,934)	6,100
URLs	16,904	(5,989)	10,915	16,904	(6,838)	10,066
Trade names	2,717	(1,228)	1,489	2,794	(1,096)	1,698

Total other intangible assets	119,246	(53,673)	65,573	126,579	(65,974)	60,605

Total Intangible Assets	$199,572	$(100,233)	$99,339	$215,204	$(128,303)	$86,901

These intangible assets are amortized using the greater of the straight-line method over the estimated useful life of the respective asset or the undiscounted cash flows method. The Company had trademarks not subject to amortization with carrying values of $7,948 and $7,958 as of December 31, 2008 and 2009, respectively. Refer to Note 4 for information on the impairment of CDC Games license fee assets.

The following table summarizes the actual amortization expense and the estimated amortization expense for each of the past three years and each of the following five years based on the current amount of capitalized software and other intangible assets subject to amortization:

	Cost of Revenue		Operating Expenses	Continuing Operations Subtotal	Discontinued Operations	Total
Years ended December 31:	Capitalized Software	Acquired Technologies	Other Intangible Assets
Actual:
2007	$5,802	$11,239	$10,475	$27,516	$2,182	$29,698
2008	$8,811	$6,956	$18,176	$33,943	$167	$34,110
2009	$8,984	$10,608	$7,927	$27,519	$—	$27,519
Estimated:
2010	$11,149	$8,980	$12,758	$32,887	$—	$32,887
2011	$1,924	$5,220	$6,539	$13,683	$—	$13,683
2012	$—	$2,668	$5,605	$8,273	$—	$8,273
2013	$—	$1,681	$4,794	$6,475	$—	$6,475
2014 and thereafter	$—	$768	$24,815	$25,583	$—	$25,583

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

11.	FINANCING ARRANGEMENTS

Financing arrangements at December 31, 2008 and 2009 were as follows:

	December 31,
	2008	2009
Convertible notes	$164,500	$41,225
Accrued interest (1)	—	11,095
Discount on debt	(3,539)	—
Fair value of compound derivative at the end of the year	41,189	—

Convertible notes – short-term	$202,150	$52,320

Promissory note	$—	$7,575
Credit line agreements	7,648	3,726
Other financing arrangements	617	1,238

Total short-term bank loans	$8,265	$12,539

(1)

Accrued interest includes the compound derivative converted to interest of $10,821 at the incremental rate of 8.75% retroactive to the issue date of November 13, 2006 due to certain holders of the Notes exercising the Contingent Written Put Option 1 and interest of $274 at the rate of 18% for the period of default from December 14, 2009 to December 31, 2009.

(a)	Convertible Notes

In November 2006, the Company issued $168,000 aggregate principal amount of 3.75% senior exchangeable, unsecured convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act (“the Notes”). The Company issued these Notes in order to raise additional capital to fund future acquisitions and to establish an implied market value for two wholly-owned subsidiaries of the Company in the event of a qualifying initial public offering (“IPO”). The material terms of the Notes, prior to the amendments described herein, are set forth below.

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

Contingent Written Put Option 1. If a qualified IPO (defined as gross proceeds before underwriting discounts, commissions and fees, to the Company and any of its selling shareholders are at least $100,000, provided that the total gross proceeds to all selling shareholders is not in excess of 30% of

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

the total proceeds from the IPO) by either of the two wholly-owned subsidiaries of the Company has not occurred within the first three years of issuance of the Notes, the holder has the right to force the Company to repurchase all or any portion of an outstanding Note in cash for an amount equal to the sum of (i) the principal of the Note, (ii) all accrued and unpaid interest and (iii) any additional amounts. The accrued and unpaid interest amount will be based on an interest premium of 12.5% applied retroactively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the PRC were to require the Company to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the Note agreement. The Company is required to bifurcate this put option pursuant to ASC 815.

Contingent Written Put Option 2. If the Company or either of the two wholly-owned subsidiaries undergoes a change of control (defined as (i) a person or group obtaining 50% or more of the total voting power of all classes of capital stock, (ii) current members of the Board of Directors cease to constitute a majority of that board or (iii) consolidation into or merger with another entity or disposition of substantially all of the Company’s or the two wholly-owned subsidiaries assets, the holder has the right to force the Company to repurchase all or any portion of the outstanding Note in cash for an amount equal to the sum of (i) the principal of the Note, (ii) all accrued and unpaid interest, (iii) any additional amounts and (iv) a premium of 5% of the principal. The accrued and unpaid interest amount will be based on an interest premium of 12.5% applied retroactively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the PRC were to require the Company to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the Note agreement. The Company is required to bifurcate this put option pursuant to ASC 815.

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

Contingent Payment 1. If a qualified IPO has not occurred by the maturity of the Notes and assuming the Notes are still outstanding at that time, the interest rate on a Note will increase from 3.75% to 12.5%, applied retroactively to the principal of the Note as of the issue date. The Company is required to bifurcate this contingent payment right pursuant to ASC 815.

Contingent Payment 2. If a qualified IPO has occurred prior to the maturity of the Notes and assuming the Notes are still outstanding at maturity, the interest rate on a Note will increase from

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

3.75% to 7.5%, applied retroactively to the principal of the Note as of the issue date. The Company is required to bifurcate this contingent payment right pursuant to ASC 815.

Contingent Payment 3. If an event of default has occurred and continues for 45 days, the interest rate on a Note will increase from 3.75% to the lower of 18% or the highest rate permitted by applicable law and will be in effect from the date of the event of default to the earlier of (i) the date the event of default is cured or (ii) the date on which the put price with respect to Contingent Written Put Option 3 is fully paid. The Company is required to bifurcate this contingent payment right pursuant to ASC 815.

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

The Company is permitted to suspend without penalty the availability of the registration statement as a result of delaying the disclosure of material, nonpublic information concerning the Company for a maximum of 20 consecutive days and no more than 60 days in any period of 365 days. The registration rights agreement represents a contingent obligation of the Company to make future payments under a registration payment arrangement. The Company accounts for the registration rights agreement in accordance with ASC 450, “Contingencies”. At December 31, 2008 and 2009, the Company did not accrue for contingent obligation related to the registration rights agreement because of the remote likelihood that it will incur a loss under the registration rights agreement.

Contingent Payment 5. If any of the taxing jurisdictions of the U.S., Cayman Islands or the PRC were to compel the Company to withhold or deduct a tax with respect to any amounts to be paid by the Company under the Note, the Company is obligated to pay such additional amounts on behalf of the Note holders. The Company is required to bifurcate this contingent payment right pursuant to ASC 815.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

In accordance with ASC 815, the Company aggregated and accounted for the embedded derivatives as one compound derivative. The compound embedded derivative is comprised of the following: Contingent Written Put Options 1 & 2, Contingent Payments 1-3 and 5. The Company used a binomial option pricing model to calculate the fair value of the Contingent Written Put Options 1 & 2 and the Contingent Payments 1 & 2. The Company valued the Contingent Payment 3 & 5 using a discounted present value approach. The Company values the embedded derivatives at each subsequent reporting period and records the change in value of the derivatives in a separate line item in the accompanying consolidated statements of operations.

Details of the compound derivative for the years ended December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009
Fair value of compound derivative at the beginning of the year	$11,782	$41,189
(Gain) loss on change in fair value of derivatives	30,283	5,013
(Gain) loss on purchase of convertible notes	(876)	(35,381)
Reclassification to accrued interest (1)	—	(10,821)

Fair value of compound derivative at the end of the year	$41,189	$—

(1)	Upon exercise of the Contingent Written Put Option 1 by the remaining noteholder, the value of the derivative associated with retroactive interest was reclassified to accrued interest.

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

In accordance with ASC 820, the estimated fair value of the Notes at December 31, 2008 was $143,217. At December 31, 2009 the fair value of the Notes approximate the carrying value or $52,230 due to their short-term nature or interest rates which are comparable to current market rates.

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

The Company has repurchased a significant portion of these Notes. As of December 31, 2009, the Company’s wholly-owned subsidiary, CDC Delaware Corp. (“CDC Delaware”) was the holder of $124,800 in principal amount, or 75.2% of the total aggregate amount outstanding of Notes. The repurchased Notes and related compound embedded derivative and interest have therefore been eliminated on consolidation. Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd. (collectively, “Evolution”), were the holders of an aggregate of $41,225, or 24.8% of the total aggregate amount outstanding of Notes.

The Notes and the Note Purchase Agreement dated as of November 2006 related thereto (the “Note Purchase Agreement”) contain certain negative covenants, including restrictions on the Company and certain of its subsidiaries’ ability to incur debt, create, assume or incur any mortgage, pledge lien, or other security interest, from paying dividends to the Company’s common shareholders (other than dividends of the Company’s common shares), and repurchase any shares of the Company’s capital

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

stock or any of its subsidiaries under certain circumstances. The Notes also afford the note investors certain anti-dilution protections. In the event that these negative covenants may be found to still be applicable to the Company and certain of its subsidiaries, they may have the effect of limiting the ability of the Company and certain of its subsidiaries to operate their respective businesses and financial affairs in certain manners, which may have a material, adverse effect on the Company and certain of its subsidiaries business, financial condition and results of operations.

The Notes and the Note Purchase Agreement originally provided that, if neither CDC Software International nor CDC Games International was able to complete a “qualified initial public offering,” or qualified IPO, prior to November 13, 2009, holders would have the option to require the Company to redeem the Notes at a redemption price of principal plus accrued and unpaid interest, calculated at the rate of 12.5% per annum applied retroactively from November 13, 2006 to the date of redemption.

On November 11, 2009, CDC Delaware executed an Amendment No. 1 to Notes and Note Purchase Agreement that amended the Notes and Note Purchase Agreement to: (i) amend the definition of Qualified IPO (as defined in the Note Purchase Agreement) to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a Qualified IPO, via the definition of Minimum IPO Amount, from $100,000 to $40,000. Additionally, on June 18, 2010, we further amended the Note Purchase Agreement to revise the definition of Termination Date and Software Facility (both as defined in the Note Purchase Agreement).

As a result of these amendments, the Company believes that that the negative covenants are no longer applicable and that the holder redemption right provided in the Notes, which would have required the Company to pay, not later than December 16, 2009, an aggregate of approximately $52,047, consisting of the remaining principal outstanding on the Notes held by such non-affiliates together with accrued interest at the rate of 8.75% retroactive to the issue date of November 13, 2006, is both no longer exercisable by such holders, and is no longer of any force or effect.

Notwithstanding the foregoing, in November 2009, the Company received a notification from Evolution purporting to elect to exercise the holder redemption option under the Notes on the grounds that a Qualifying IPO did not occur within three years of issuance of the Notes (i.e. Contingent Written Put Option 1). Furthermore, on December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against the Company in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their Notes, together with accrued and retroactive interest. Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in its lawsuit against the Company. On April 28, 2010, the New York Court denied Evolution’s motion for summary judgment.

On March 2, 2010, the Company filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to Notes, breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295,000.

Evolution has asserted that the Company’s non-payment of the holder redemption amount and certain other actions constitute events of default under the Notes. There are no other options or puts available to Evolution under the Notes unless it withdraws Contingent Written Put Option 1, which is considered a remote possibility. Therefore the embedded compound derivative related to the Notes held by Evolution has been eliminated. The legal dispute described above is being accounted for as a contingency and the full amount of $52,320 claimed by Evolution has been accrued at December 31, 2009. The amount claimed by the Company has not been recorded as it is not assured beyond a reasonable doubt.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

(b)	Promissory Note

In March 2009, a convertible note holder exchanged their outstanding convertible notes for cash plus a Promissory Note for $15,000 aggregate principal amount with an interest rate of 8% per annum. As of December 31, 2009, the Company had paid down $8,000 of the aggregate principal amount of the Promissory Note with accrued interest. The Promissory Note had an outstanding balance of $7,575 as of December 31, 2009. The balance is due to be paid in full by September 2010.

(c)	Credit Line Agreements

(i) $6,000 Line of Credit

A subsidiary of the Company has a credit facility with a financial institution in which the subsidiary may borrow up to $6,300 in 2008 and $6,000 in 2009. This credit facility had an outstanding balance of $5,347 and $3,721 as of December 31, 2008 and 2009, respectively and the unused portion was $953 and $2,279 at December 31, 2008 and 2009, respectively. Accrued unpaid interest is payable monthly based upon the higher of LIBOR for the applicable interest rate period plus 2.2% per annum or 5.0% with 5.0% floor (5.0% and 5.0% at December 31, 2008 and 2009, respectively). The credit facility is secured by the assets of the subsidiary. As of December 31, 2009, the Company is in compliance with the leverage ratio covenant of less than 3.5% and fixed charge coverage ratio covenant of greater than 1.3%.

(ii) Revolving Line of Credit

The Company utilized a margin facility to draw a revolving line of credit, with a balance outstanding of $2,300 at December 31, 2008. This facility was closed during 2009.

(iii) Line of Credit Secured by Accounts Receivable

In connection with the credit lines granted to the Company, the Company maintained compensating balances of $365 and Nil, in restricted cash at December 31, 2008 and 2009, respectively.

The weighted average interest rates on short-term borrowings during the year were 3.6% in 2008 and 5% in 2009. The weighted average interest rates on short-term borrowings at December 31, 2008 and 2009 were 4.1% and 5% per annum, respectively.

As of December 31, 2009, the Company was in compliance with all of financial debt covenants except possibly the covenants on the convertible notes due to Evolution which are in dispute at December 31, 2009 as discussed above.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The	components of accumulated other comprehensive income is as follows:

	Unrealized gains (losses) on available- for-sale securities	Foreign currency translation adjustments	Total
Balance at January 1, 2008	$(406)	$25,580	$25,174
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	(476)	—	(476)
Noncontrolling interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	(808)	—	(808)
Impairment of marketable securities	3,047	—	3,047
Foreign currency translation adjustments	—	(14,211)	(14,211)

Balance at December 31, 2008	$1,357	$11,369	$12,726
Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	(1,726)	—	(1,726)
Noncontrolling interests’ share of unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	181	—	181
Foreign currency translation adjustments	—	7,615	7,615

Balance at December 31, 2009	$(188)	$18,984	$18,796

13.	RELATED PARTY TRANSACTIONS

The Company had the following material transactions with related parties during the years ended December 31, 2007, 2008, and 2009.

(a)    BBMF Group Inc. In January 2007, the Company entered into a senior secured loan agreement with BBMF Group Inc. pursuant to which it provided a $3,000 loan for working capital purposes and to accelerate business expansion. In January 2008 all principal amounts outstanding together with interest accrued thereon was converted into common shares of BBMF Group Inc. In addition, in December 2007, CDC Games entered into a purchase agreement with an existing shareholder of BBMF Inc. to purchase 346,800 shares of BBMF, Inc. for aggregate consideration of $6,800. Under the purchase agreement, CDC Games transferred $6,800 to an escrow account in December 2007. The share purchase was completed by CDC Games in January 2008 and is included as a component of “equity investments” in the Company’s consolidated balance sheets. Subsequent to CDC’s investment, BBMF, Inc. distributed all of the shares of BBMF Group, Inc. held by it to its shareholders on a pro rata basis and BBMF, Inc. In December 2008, the Company disposed of 110,000 shares in BBMF Inc. bringing its ownership percentage to approximately 19.9%.

As of December 31, 2009, BBMF Group Inc. is owned 16.07% by Outerspace Investments Limited, an entity in which Ms. Nicola Chu is the ultimate beneficial owner. Ms. Chu is the spouse of Mr. Peter Yip, the chief executive officer of CDC Corporation. In addition, Mr. Antony Ip serves as the

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

chairman and a director of BBMF. Antony Ip is the son of Peter Yip. During 2008, Mr. Ip terminated his employment with CDC Corporation and resigned from his responsibility to serve as a director and chief strategy officer of CDC Games.

The Company accounts for the investment in BBMF Inc. on an equity basis. The Company’s share of equity earnings (loss) related to its investment in BBMF Inc. was $740 for the year ended December 31, 2008 and ($74) for the year ended December 31, 2009 and is presented separately on the consolidated statement of operations.

(b)    Golden Tripod Limited (“Golden Tripod”). For the years ended December 31, 2007, 2008, and 2009, the Company paid management fees of $45, Nil and Nil respectively, to Golden Tripod, an entity affiliated with Xinhua, one of the Company’s shareholders, for the provision of general management services to the Company, including consultancy fees provided by Golden Tripod.

(c)    Asia Pacific Online Limited (“APOL”). APOL is a Cayman Islands company that is 50% owned by the spouse of Peter Yip and 50% owned by a trust set up for the benefit of Mr. Yip’s children.

In December 2008, CDC Corporation entered into an Executive Services Agreement (“the Agreement”) with APOL, in which APOL agreed to provide certain Services of Peter Yip as the Chief Executive Officer and Vice-Chairman of CDC Corporation. The December 2008 Agreement was subsequently amended in March 2009 and extended the previously executed Executive Services Agreement dated April 2006.

Effective January 1, 2010, the Company entered into a new Executive Services Agreement with APOL (the “2010 CDC ESA”). The 2010 CDC ESA provides for, among other things, (i) the termination of the Agreement dated as of December 2008; (ii) a renewed term; (iii) a revised scope of services; and (iv) revised compensation terms.

The 2010 CDC ESA has a three year term, and provides that APOL shall receive, in exchange for Mr. Yip’s services as Chief Executive Officer of the Company, annual cash remuneration, payable monthly in arrears as a Management Fee, in the aggregate amount of $500 per year.

The cash compensation payable under the 2010 CDC ESA will be reviewed at least once per year during the term thereof.

All awards of options and stock appreciation rights previously-granted to Mr. Yip and APOL shall remain outstanding, and continue to vest in accordance with their terms, provided, that, Mr. Yip continues to provide services to the Company and remains employed by the Company on the relevant vesting date.

If the 2010 CDC ESA is terminated for a reason other than cause, Mr. Yip’s death or by APOL by giving six months advance notice, Mr. Yip and APOL’s options accelerate and fully vest. In addition, in the event that Mr. Yip’s death or disability is tangibly related to the performance of the duties by Mr. Yip for the Company, then Mr. Yip and APOL’s options shall accelerate and fully vest. In the event a change of control of the Company occurs, and the 2010 CDC ESA is terminated for a reason other than cause, Mr. Yip’s death or by APOL giving six months advance notice of termination, then Mr. Yip and APOL’s options shall accelerate and fully vest. In addition, in the event a change of control of the Company occurs, and Mr. Yip remains in good standing with the Company or its successor through the first anniversary of such change in control, then Mr. Yip and APOL’s options shall accelerate and fully vest. A change of control shall be deemed to occur in the event any person,

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

other than the Company or APOL, becomes the owner of 20% or more of the combined voting power the Company’s outstanding securities.

The Company will reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining in accordance with the policies of the Company. In addition, as long as APOL beneficially owns at least 5% of the shares of CDC Corporation, and Mr. Yip, together with one or more members of his immediate family, is the beneficial owner of at least 50% of APOL, APOL will be entitled to nominate one director to our board, subject to the approval of our shareholders. APOL and Mr. Yip have also agreed to, subject to certain exceptions, non-competition and non-solicitation periods of 12 months after the termination of the 2010 CDC Software ESA.

Effective as of January 1, 2010, CDC Software Corporation also entered into a new executive services agreement with APOL for the provision of services by Mr. Yip as Chief Executive Officer of CDC Software Corporation. The CDC Software ESA provides that APOL shall receive annual cash remuneration, payable monthly in arrears as a Management Fee in the aggregate amount of $800 per year and a potential cash bonus of up to $800 per year, payable in amounts of up to $200 per quarter, promptly after the Company’s quarterly earnings announcements, based upon the Company’s Adjusted EBITDA performance for such quarter.

As of December 31, 2009, APOL is the owner of 11,987,253 Class A common shares of the Company and had outstanding options to purchase additional 6,999,999 Class A common shares of the Company, of which 2,447,077 options were exercisable at December 31, 2009. Mr. Yip’s spouse also owns 4,988,998 Class A common shares of the Company.

(d)    Harry Edelson lawsuit against the Company. In connection with Harry Edelson, a former director of the Company, lawsuit against the Company, the Company is paying the costs of outside counsel retained to represent Dr. Raymond Ch’ien and Peter Yip in this matter (Note 21). The Company has not paid any fees associated with this case for the years ended December 31, 2007, 2008, and 2009.

14.	VARIABLE INTEREST ENTITIES

The MVAS and Internet content services are subject to foreign ownership restrictions in the PRC. To comply with the PRC laws and regulations that prohibit or restrict foreign ownership of telecommunications and other information services within the PRC, the Company provides substantially all of its MVAS and Internet portal services through its variable interest entities (“VIEs”). These VIEs are owned by certain employees of the Company who are PRC citizens (the “Nominees”). The Company funds the capital invested in these companies via interest-free loans to these PRC employees. These loans are eliminated in consolidation along with the capital of the VIEs. As of December 31, 2008 and 2009, the total amounts of interest-free loans to the Nominees were approximately $13,908 and $13,908, respectively. The Company has not pledged any assets as collateral for the obligations of any of the VIEs, and the creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s involvement with these VIEs does not have a material impact on the consolidated financial statements.

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

The following is a summary of the VIEs of the Company at December 31, 2009. Refer to Note 3 for a discussion of franchise partners considered VIEs. All have been consolidated by the Company in accordance with ASC 810-10-15 because the Company is the primary beneficiary. The entities mentioned below have been organized under the laws of the PRC with Chinese names and do not have official English names.

(a)    Beijing Newpalm Technology Co., Ltd. Beijing Newpalm Co., Ltd. (“Beijing Newpalm”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. Beijing Newpalm is 50% owned by a third party, and the remaining 50% is owned by a PRC employee of the Company. The registered capital of Beijing Newpalm is $1,282.

(b)    Beijing Wisecom Technology Co., Ltd. Beijing Wisecom Co., Ltd. (“Beijing Wisecom”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. Beijing Wisecom is owned by two third parties, who own 50% each. The registered capital of Beijing Wisecom is $1,282.

(c)    Beijing China.com Technology Services Co., Ltd. Beijing China.com Technology Services Co., Ltd. (“Beijing China.com”) is a PRC company which operates the portal “www.China.com” under its Internet content company license and sells the online advertising space to advertisers or their agents. Beijing China.com is 80% owned by a third party, and the remaining 20% is owned by a PRC employee of the Company. The registered capital of Beijing China.com Inc. is $1,282.

(d)    Beijing He He Technology Co., Ltd. Beijing He He Technology Co., Ltd. (“Beijing He He”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. Beijing He He is 50% owned by the general manager of the Company, and the remaining 50% is owned by a PRC employee of the Company. The registered capital of Beijing He He is $1,282.

(e)    Shenzhen KK Technology Ltd. Shenzhen KK Technology Ltd. (“SZ KK”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. SZ KK is 50% owned by a third party, and the remaining 50% is owned by the general manager of the Company. The registered capital of SZ KK is $1,282.

(f)    Beijing TimeHeart Information Technology Ltd. Beijing TimeHeart Information Technology Ltd. (“TimeHeart”) is a PRC company which provides MVAS services in Mainland China via third-party network operators under its telecommunications value-added services license. TimeHeart is owned by two third parties, who own 50% each. The registered capital of TimeHeart is $2,116.

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

(h)    Beijing Dianzong Advertising Media Co., Ltd. (formerly known as Beijing Xianda Hulian Technology Development Co., Ltd.) Beijing Dianzong Advertising Media Co., Ltd. (“Dianzong”) is a PRC company which provides online game publishing services in Mainland China. Dianzong is owned by two PRC employees of the Company who own 50% each. The registered capital of Dianzong is $1,282.

(i)    Guangzhou Optic Communications Ltd. Guangzhou Optic Communications Ltd. (“Guangzhou Optic”) is a PRC company which provides online game publishing services in Mainland China. Guangzhou Optic is owned by three PRC employees of the Company who own 34%, 33% and 33% each, respectively. The registered capital of Guangzhou Optic is $3,972.

15.	INCOME TAXES

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 40%. As of December 31, 2009, the Company’s primary tax jurisdictions are the U.S., Canada, Australia, and the United Kingdom, with combined federal and state or provincial statutory tax rates of approximately 38%, 29%, 30%, and 28%, respectively.

Significant components of the provision for income taxes are as follows:

	Years ended December 31,
	2007	2008	2009
Current tax expense from continuing operations	$4,373	$4,741	$2,753
Deferred tax expense (benefit) allocated to:
Realization of tax benefits of acquired entities reflected as a reduction of goodwill	396	865	—
Operations	5,074	(4,438)	8,685

Deferred tax expense (benefit) from continuing operations	5,470	(3,573)	8,685

Total income tax expense	$9,843	$1,168	$11,438

	Years ended December 31,
	2007	2008	2009
International:
Current	$3,409	$4,692	$2,110
Deferred	5,055	1,513	2,718
U.S.:
Current	965	49	643
Deferred	414	(5,086)	5,967

Total income tax expense	$9,843	$1,168	$11,438

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Income (loss) from continuing operations before provision for income taxes consists of the following:

	Years ended December 31,
	2007	2008	2009
International	$(24,882)	$(78,506)	$27,052
U.S.	(1,193)	(33,597)	(2,248)

Income (loss) before income taxes	$(26,075)	$(112,103)	$24,804

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Deferred tax liabilities and assets consist of the following:

	December 31,
	2008	2009
Deferred tax assets:
Short-term
Deferred revenue	$3,225	$3,527
Accruals and reserves	7,425	5,774
Net operating loss carryforwards	4,100	2,921
Other	1,018	1,268
Valuation allowance	(7,888)	(8,103)

Net short-term deferred tax assets	7,880	5,387

Long-term
Net operating loss carryforwards	73,125	63,555
Net capital loss carryforwards	1,016	1,186
Book and tax base differences on assets	2,590	4,355
Alternative minimum tax credit	818	753
Investment tax credit	1,993	3,129
Research and development	5,918	6,180
Other	10,885	10,965
Valuation allowance	(54,486)	(54,140)

Net long-term deferred tax assets	41,859	35,983

Total deferred tax assets	49,739	41,370

Deferred tax liabilities:
Short-term
Other	438	1,797

Total short-term deferred tax liabilities	438	1,797

Long-term
Acquired intangible assets	15,248	14,089
Capitalized software	6,357	4,292
Indefinite lived assets	2,521	2,499
Other	3,498	3,105

Total long-term deferred tax liabilities	27,624	23,985

Total deferred tax liabilities	28,062	25,782

Net deferred tax assets	$21,677	$15,588

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The reconciliation of income tax expense (benefit) computed at the respective statutory tax rates to the effective income tax provision recorded is as follows:

	Years ended December 31,
	2007	2008	2009
Income tax expense (benefit) computed at the respective statutory rates	$11,062	$(4,445)	$4,205
Changes in tax rates	2,287	902	(97)
Tax holiday concession	(1,745)	(178)	—
Impact of foreign earnings	3,704	—	—
Non-deductible items	(8,095)	1,604	407
Accrual to return adjustments	286	45	80
Other	(945)	509	(743)
Capital loss	(1,288)	—	—
Uncertain tax positions	—	—	661
Credits	(1,569)	—	—
Change in acquisition goodwill affecting provision for income taxes	243	—	—
Change in valuation allowance affecting provision for income taxes	5,903	2,731	6,925

Total income tax expense from continuing operations	$9,843	$1,168	$11,438

The Company is permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly no deferred income tax liability related to its foreign subsidiaries unremitted earnings has been included in the Company’s provision for income taxes. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

Due to its history of losses by some of its subsidiaries, the Company does not believe that sufficient objective and positive evidence currently exists to conclude that the recoverability of certain of its deferred tax assets is more likely than not. The company makes the determination of whether it will realize its deferred tax assets on a subsidiary by subsidiary and jurisdiction by jurisdiction basis. Consequently, the Company has provided valuation allowances of $62,374 and $62,243 as of December 31, 2008 and 2009, respectively, to cover its net deferred tax assets. The valuation allowance for deferred tax assets decreased by $311 and $131 in 2008 and 2009, respectively. The changes were a result of management’s determination that it was more likely than not that some of the deferred tax assets would be realized based on profitability of certain entities. Under ASC 805, any future changes to our conclusion on the recoverability of the Company’s deferred tax assets related to prior acquisitions will result in an increase or decrease to income tax expense.

At December 31, 2008 and 2009, the Company had world-wide net operating loss carryforwards of approximately $321,969 and $267, 205, respectively for income tax purposes, $118,194 and $91,549 of which will expire from 2009 to 2029 and $164,493 and $175,656 of which can be carried forward indefinitely. In the U.S., the Company had federal and state net operating loss carryovers at December 31, 2008 and 2009 of $75,739 and $50,635 respectively, of which $51,317 and $50,464 are subject to significant limitation provisions. The limitation provisions which are imposed by Section 382 of the U.S. Internal Revenue Code which significantly restrict the ability to realize the benefits of these U.S. carryovers after a change in ownership. Future transactions and the timing of such transactions could cause an ownership change under Section 382 that would further limit our net operating loss carryforwards. Such transactions may include our share repurchase program,

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

additional issuances of common stock by us (including but not limited to issuances upon future conversion of our convertible senior notes), and acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or may accumulate in the future five percent or more of our outstanding stock. Many of these transactions are beyond our control.

The following table summarizes the changes to the gross amounts of unrecognized tax benefits during the years ended December 31, 2007, 2008 and 2009.

	Years ended December 31,
	2007	2008	2009
Balance at beginning of year	$7,406	$9,100	$9,386
Increases related to prior year tax positions	890	22	1,024
Decreases related to prior year tax positions	(3,450)	(667)	—
Increases related to current year tax positions	4,103	1,136	2,539
Settlements	—	(395)	(1,145)
Lapse of statute of limitations	—	—	(763)
Foreign currency impact	151	190	210

Balance at end of year	$9,100	$9,386	$11,251

These liabilities are primarily included as a component of long-term “Other liabilities” in the Company’s consolidated balance sheets because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. As of December 31, 2009, $9,398 of unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

For the years ended December 31, 2007, 2008 and 2009, the company recognized an additional $1,530, $125 and $697 respectively, of interest and penalties related to its unrecognized income tax benefits. As of December 31, 2008 and 2009, the Company’s cumulative unrecognized tax benefit accrual includes $1,572 and $2,269, respectively, in interest and $1,196 and $1,196, respectively, in penalties.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. The Company’s primary tax jurisdictions are the U.S., Canada, The United Kingdom, Australia, China, and Hong Kong. The statute of limitations for assessing tax remains open for the 1995 to 2009 periods in the U.S., and in other jurisdictions, for the period from 1999 to 2009.

It is expected that the amount of unrecognized tax benefits will change for various reasons in the next 12 months; however, the Company does not expect that change to have a significant impact on its financial position or results of operations.

Nanjing CDC Network Technology Company Limited (Nanjing), a subsidiary of CDC Software Investments Limited, is governed by the PRC Income Tax Laws. Under the PRC Income Tax Laws, enterprises satisfying certain criteria receive preferential tax treatment. Because Nanjing has obtained the status of “new high technology enterprise”, it is entitled to a reduced corporate income tax rate of 15.0% upon expiration of its tax holiday. Nanjing was granted a “tax holiday” for the exemption of PRC income tax for the first and second years of taxable profits and is entitled to a reduced corporate income tax rate of 12.5% for the third through fifth years of taxable profits. The 2009 fiscal year was the second year of taxable profits. However Nanjing has sufficient accumulated losses to apply

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

against these profits. Therefore the tax concession will not be utilized and did not produce any tax savings for the 2009 fiscal year.

Platinum Software Systems Company Limited (Platinum Shanghai) is governed by the PRC Income Tax Laws. Platinum Shanghai is registered within the Pudong District of Shanghai and is entitled to a reduced corporate income tax rate of 15.0% for 2009 fiscal year. The preferential rate will continue unless changed by statute. The tax concessions were $31 and $58 for the years ended December 31, 2008 and 2009, respectively, and the per share effects were approximately Nil and Nil for the year ended December 31, 2008 and 2009, respectively.

Pivotal Bangalore Software Development Private Limited (Pivotal India), a subsidiary of the Company established in India, is subject to Indian corporate income tax at a rate of 35%. Upon fulfilling certain criteria, Pivotal India is entitled to certain Indian corporate income tax exemptions due to its status as a “100% Software Export Oriented Unit” located in the Bangalore Software Technology Park. Management believes that the necessary criteria for tax exemption have been met for the full year of 2008 and 2009 and accordingly, no provision for Indian regular corporate income tax has been made for the years. The Company accrued tax at the alternative minimum tax rate of 11.3% and 15.0% for the years ended December 31, 2008 and 2009, and the tax concessions were $135 and $146 for the years ended December 31, 2008 and 2009, respectively, and the per share effect was Nil and Nil for the years ended December 31, 2008 and 2009. The corporate income tax exemption is available until March 31, 2011. Management believes that Pivotal India will fulfill the necessary criteria for tax exemption in future periods. The effect of the future tax exemptions will be recognized when the fulfillment of such criteria is ascertained.

16.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the years ended December 31, 2007, 2008, and 2009, are calculated using the two-class stock method, which is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to participation rights in undistributed earnings. Basic earnings (loss) per share are calculated by dividing net earnings available to common stockholders by weighted-average common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing net earnings available to common stockholders by weighted-average common shares outstanding during the period plus dilutive potential common shares. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2007	2008	2009
Numerator for earnings (loss) from continuing operations attributable to controlling interest per common share:
Net (loss) income from continuing operations	$(35,918)	$(113,271)	$13,366
Net adjustments for loss (income) attributable to noncontrolling interest and dilutive effect of subsidiary issued stock (1)	(2,350)	1,180	(1,505)

Adjusted (loss) income from continuing operations	(38,268)	(112,091)	11,861
Amount allocated to convertible notes (2)	—	—	(760)

Net (loss) income from continuing operations attributable to controlling interest	$(38,268)	$(112,091)	$11,101

Numerator for earnings (loss) attributable to controlling interest per common share:
Net (loss) income from continuing operations attributable to controlling interest	$(38,268)	$(112,091)	$11,101
(Loss) income from operations of discontinued subsidiaries, net of tax	(66,968)	(2,295)	—

Net (loss) income attributable to controlling interest	$(105,236)	$(114,386)	$11,101

Denominator for basic and diluted earnings (loss) per share:
Weighted average number of common shares outstanding - basic	107,160,474	107,221,587	106,208,492
Employee compensation related to common shares including stock options	—	—	2,231,199

Weighted average number of common shares outstanding - diluted	107,160,474	107,221,587	108,439,691

Per share amounts:
Earnings (loss) from continuing operations attributable to controlling interest per common share - basic and dilutive	$(0.36)	$(1.05)	$0.10
Earnings (loss) from discontinued operations	(0.62)	(0.02)	—

Earnings (loss) attributable to controlling interest per common share - basic and dilutive	$(0.98)	$(1.07)	$0.10

(1)	Includes the dilutive effects of subsidiary-issued stock-based awards, if any, and adjustments for discontinued operations.

(2)

In accordance with ASC 260, the Company's convertible notes meet the definition of participating securities and are included in the basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class stock method.

Income is allocated to convertible notes based on their respective rights to share in dividends.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Income has been allocated to the common stock and convertible notes based on their respective rights to share in dividends. The weighted average shares related to the convertible notes not included in the 2007, 2008, and 2009 diluted earnings per share calculations were 16,200,579, 16,199,656, and 7,267,770 respectively, because to do so would have been antidilutive.

Earnings-per-share amounts are computed independently for earnings (loss) from continuing operations, loss from discontinued operations and net earnings (loss). As a result, the sum of per-share amounts from continuing operations and discontinued operations may not equal the per-share amounts for net earnings.

During the years ended December 31, 2007, 2008, and 2009, the Company agreed to issue 162,936, 191,304, 98,655 and respectively, Class A common shares in future years as additional purchase consideration for acquired subsidiaries. All of these shares have been included in the Company’s weighted average basic and diluted earnings per share calculation for the years ended December 31, 2007, 2008, and 2009.

17.	SHARE CAPITAL

Pursuant to its articles of association, the Company is authorized to issue up to 800,000,000 shares of Class A common shares and up to 5,000,000 shares of preferred shares. The holder of each Class A Common Share is entitled to one vote on all matters upon which the Class A Common Share is entitled to vote. The Board of Directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to fix the designations, powers, preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. At December 31, 2008 and 2009, there are no preferred shares outstanding.

The following table sets forth the number and price range of shares issued from the exercise of stock options granted to employees and the number and price range of shares repurchased and retired during the years ended December 31:

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2007	2008	2009
Class A common shares issued for exercise of stock options	2,926,391	14,646	12,948
Range of purchase prices per share	$0.43 to $8.93	$0.43 to $3.22	$0.43 to $2.22

Class A common shares issued for exercise of employee stock purchase plan	191,649	382,658	307,837
Range of purchase prices per share	$7.33 to $9.04	$1.81 to $3.92	$1.11 to $2.62

Class A common shares repurchased	2,794,314	617,974	1,613,375
Range of repurchase prices per share	$3.96 to $9.58	$0.69 to $3.46	$0.75 to $2.50

18.	STOCK-BASED COMPENSATION PLANS

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

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares (“Shares”) which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under the 1999 Stock Option Plan (the “1999 Plan”). As of December 31, 2009, of the 30 million Shares reserved for grant under the 1999 Plan, 9,497,996 Shares remain available for future grant, and there are 13,953,177 Shares to be issued upon the exercise of outstanding options under the 1999 Plan. The 2005 Plan is administered by a committee of the Board of Directors, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period.

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

The following table summarizes information concerning outstanding options and stock appreciation rights at December 31, 2009:

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$0.43-$0.95	6,181,942	8.90	$0.87	$8,411
$1.00-$1.98	1,095,877	8.94	$1.30	1,017
$2.05-$2.99	2,994,638	7.60	$2.56	—
$3.02-$3.80	1,588,118	6.03	$3.27	—
$3.95-$5.00	772,962	5.29	$4.21	—
$5.06-$9.94	1,216,321	6.07	$6.89	—
$10.66-$58.56	103,319	0.36	$31.01	—

December 31, 2009 outstanding	13,953,177			$9,428

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning exercisable options and stock appreciation rights at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$0.43-$0.95	1,235,570	8.83	$0.86	$1,690
$1.00-$1.98	646,483	8.90	$1.30	599
$2.05-$2.99	2,122,124	7.17	$2.53	—
$3.02-$3.80	1,519,588	5.94	$3.27	—
$3.95-$5.00	620,673	4.77	$4.24	—
$5.06-$9.94	1,171,331	6.01	$6.87	—
$10.66-$58.56	103,319	0.36	$31.01	—

December 31, 2009 exercisable	7,419,088			$2,289

The following table summarizes information concerning options and stock appreciation rights expected to vest at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$0.43-$0.95	4,946,372	8.91	$0.87	$6,721
$1.00-$1.98	449,394	9.00	$1.30	418
$2.05-$2.99	872,514	8.64	$2.64	—
$3.02-$3.80	68,530	8.14	$3.24	—
$3.95-$5.00	152,289	7.43	$4.10	—
$5.06-$9.94	44,990	7.61	$7.54	—

December 31, 2009 expected to vest	6,534,089			$7,139

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

A summary of the Company’s stock option and stock appreciation rights activities and related information for the years ended December 31, 2007, 2008, and 2009 is as follows:

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2009
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	14,945,915	$2.73
Granted	288,834	$1.10
Forfeited	(1,258,405)	$4.44
Exercised	(23,167)	$1.44

Outstanding at the end of the year	13,953,177	$2.47

Exercisable at the end of the year	7,419,088	$3.52

Weighted-average grant-date fair value of options granted during the year	$0.63

Intrinsic value of options exercised during the year	$33

The Company accounts for stock appreciation rights in accordance with ASC 260. Stock appreciation rights are settled in shares and have similar characteristics as stock options. The Company issued 1,466,892, 14,806,965, and 268,834 stock appreciation rights in 2007, 2008, and 2009, respectively. Included in the number of options are 4,516,455 stock appreciation rights outstanding at December 31, 2009.

Compensation expense charged to continuing operations during the years ended December 31, 2007, 2008, and 2009, relating to stock options and stock appreciation rights was $5,363, $6,553, and $5,882, respectively. As of December 31, 2009, the Company had unrecognized compensation expense of $3,548 before taxes, related to stock option awards and stock appreciation rights. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 0.9 years.

The fair value of options that vested during the years ended December 31, 2007, 2008, and 2009, was not significantly different than the amount of stock compensation expense that was charged to continuing operations during the years ended December 31, 2007, 2008, and 2009. Net cash proceeds from the exercise of stock options during the years ended December 31, 2007, 2008, and 2009, were $11,121, $34, and $33, respectively.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2007	2008	2009
Range of U.S. risk-free interest rates	3.58% to 5.04%	1.36% to 3.50%	1.75% to 2.43%
Weighted expected life of options	5 years	5 years	5.6 years
Range of volatility	61% to 62%	56% to 63%	64% to 68%
Dividend yield	Nil	Nil	Nil

2004 Employee Share Purchase Plan

During 2004, the Company established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Class A common shares during the relevant six-month plan period. For the years ended December 31, 2007 and 2008, qualifying employees were allowed to purchase up to 1,000 Class A common shares for each plan period. During 2009, the Plan was amended to allow qualified employees to contribute a maximum of $12.5 during the relevant six-month plan period. The maximum number of Class A common shares, issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period. Compensation expense charged to continuing operations during the years ended December 31, 2007, 2008, and 2009, relating to the employee share purchase plan was $454, $391, $159, respectively.

China.com Inc.

The Company’s China.com Inc. subsidiary is registered on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM”) and maintains certain stock-based compensation plans in addition to those maintained by the Company. China.com Inc. adopted a pre-IPO share option plan (the “Pre-IPO Plan”) and post-IPO share option plan (the “Post-IPO Plan”) on February 25, 2000, which will remain in force for 10 years. On April 30, 2002, China.com Inc. adopted a 2002 share option plan (the “2002 Plan”) which has an option life of 10 years. The Pre-IPO Plan and the Post-IPO Plan were operated for the purpose of recognizing the contributions of certain directors, employees, consultants and advisors of China.com Inc. and its subsidiaries and employees of the Company to the growth of China.com Inc. and/or the listing of shares of China.com Inc. on the GEM, while the 2002 Plan was operated for providing incentives and rewards to eligible participants who contribute to the success of China.com Inc.’s operations. Eligible participants of the Pre-IPO Plan and the Post-IPO Plan include China.com Inc.’s directors, consultants and advisors of China.com Inc., and employees of China.com Inc. The eligible participants of the 2002 Plan include China.com Inc.’s directors, full-time and part-time employees, advisors, consultants, vendors and suppliers of China.com Inc. and employees of the Company (as defined in the 2002 Plan).

The maximum number of shares which can be granted under the Pre-IPO Plan and the Post-IPO Plan must not exceed 10% of the issued share capital of China.com Inc. as at the date of listing of the shares on the GEM. For the 2002 Plan, the maximum number of shares which can be granted must not exceed 10% of the issued shares of China.com Inc. at the date of approval of such plan. At December 31, 2009, the number of shares issuable under the Pre-IPO Plan, the Post-IPO Plan and the 2002 Plan was 282,500, 21,062, and 4,500,488, respectively, which represented approximately 4.48% in aggregate of China.com Inc.’s shares in issue at that date. Pursuant to the Pre-IPO Plan and the Post-IPO Plan (the “Plans”), no participant shall be granted an option which, if accepted and exercised in full, would result in such participant’s maximum entitlement exceeding 25% of the aggregate number of shares of China.com Inc. subject to the Plans. The maximum number of shares issuable as share options to each eligible participant in the 2002 Plan in any 12-month period up to and including the date of the grant to such participant shall not exceed 1% of the issued share capital of China.com Inc. from time to time. Any further grant of options in excess of this 1% limit must be subject to shareholders’ approval with that participant and associates abstaining from voting.

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

The exercise price for the Pre-IPO Plan is determined by the final Hong Kong dollar price per share at which the shares are subscribed pursuant to the placing of 640,000,000 shares by China.com Inc. to professional and institutional investors and other persons made on the terms of the prospectus issued by China.com Inc. on February 28, 2000 ($0.24 per share).

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

The share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

At December 31, 2009, the remaining life of the Plans is two months, and the remaining life of the 2002 Plan is two years and four months.

The following table summarizes information concerning outstanding options at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.70 - $1.03	540,967	8.62	$0.70	$—
$1.41 - $1.78	42,573	7.50	$1.43	—
$2.20 - $3.67	7,361,931	6.37	$2.39	—
$9.64	282,500	0.18	$9.64	—

December 31, 2009 outstanding	8,227,971			$—

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning exercisable options at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$0.70 - $1.03	540,967	8.62	$0.70	$—
$1.41 - $1.78	14,166	6.02	$1.46	—
$2.20 - $3.67	3,966,417	6.18	$2.48	—
$9.64	282,500	0.18	$9.64	—

December 31, 2009 exercisable	4,804,050			$—

The following table summarizes information concerning options expected to vest at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate Intrinsic Value
$1.41 - $1.78	25,850	1.27	$1.47	$—
$2.20 - $3.67	3,089,918	3.51	$3.20	—

December 31, 2009 expected to vest	3,115,768			$—

A summary of China.com Inc.’s stock option activities and related information for the years ended December 31, 2007, 2008, and 2009, is as follows:

	2007
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	9,056,649	$2.68
Granted	98,750	$2.21
Forfeited	(226,883)	$2.80
Exercised	(74,558)	$2.41

Outstanding at the end of the year	8,853,958	$2.68

Exercisable at the end of the year	121,777	$3.20

Weighted-average grant-date fair value of options granted during the year	$2.14

Intrinsic value of options exercised during the year	$55

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	2008
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	8,853,958	$2.68
Granted	1,126,945	$0.73
Forfeited	(964,128)	$2.66
Exercised	—	$—
Outstanding at the end of the year	9,016,775	$2.44

Exercisable at the end of the year	4,871,095	$2.63

Weighted-average grant-date fair value of options granted during the year	$0.43

Intrinsic value of options exercised during the year	$—

	2009
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	9,016,775	$2.44
Granted	—	$—
Forfeited	(248,645)	$2.54
Exercised	(540,160)	$0.70

Outstanding at the end of the year	8,227,971	$2.53

Exercisable at the end of the year	4,804,050	$2.70

Weighted-average grant-date fair value of options granted during the year	$—

Intrinsic value of options exercised during the year	$183

Compensation expense charged to continuing operations during the year ended December 31, 2007, 2008, and 2009, relating to stock options was $2,568, $838, and $266, respectively. As of December 31, 2009, China.com Inc. had unrecognized compensation expense of $6 before taxes, related to stock option awards. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 0.6 years.

The fair value of options that vested during the years ended December 31, 2007, 2008, and 2009, was not significantly different than the amount of stock compensation expense that was charged to continuing operations during the years ended December 31, 2007, 2008, and 2009. Net cash proceeds

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

from the exercise of stock options during the years ended December 31, 2007, 2008, and 2009, were $180, Nil, and Nil, respectively.

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

	2007	2008	2009
Range of U.S. risk-free interest rates	2.93% to 4.08%	1.95% to 2.88%	—
Weighted expected life of options	5 years	5 years	—
Range of volatility	67%	67% to 69%	—
Dividend yield	Nil	Nil	—

CDC Software Corporation (“CDC Software”)

During 2009, the Company approved the 2009 CDC Software Stock Incentive Plan (“2009 Software Plan”). The purpose of the 2009 Software Plan is to make available incentives that will assist CDC Software in attracting and retaining key employees and to encourage them to increase their efforts to promote the business of CDC Software and the business of its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. The 2009 Software Plan is administered by the compensation committee appointed by the CDC Software board of directors, which determines, at its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, all award terms and conditions, and the related exercise price and option period.

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Software (“CDC Software Shares”) that may be issued pursuant to all awards under the 2009 Software Plan is 3,750,000. As of December 31, 2009, of the 3,750,000 CDC Software Shares reserved for grant under the 2009 Software Plan, 2,866,749 shares remain available for future grant and there are 883,251 to be issued upon the exercise of outstanding options under the 2009 Software Plan. The 2009 Software Plan is administered by a committee of the CDC Software Board of Directors, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period. Options granted under the 2009 Software Plan vest ratably over a period of 1 to 3 years, and have terms of 7 years.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning outstanding options at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$8.00-$10.00	883,251	6.70	$8.47	$—

December 31, 2009 outstanding	883,251			$—

The following table summarizes information concerning exercisable options at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$8.00-$10.00	72,924	6.70	$8.45	$—

December 31, 2009 exercisable	72,924			$—

The following table summarizes information concerning options expected to vest at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$8.00-$10.00	486,196	6.70	$8.47	$—

December 31, 2009 expected to vest	486,196			$—

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The following table summarizes information concerning stock option activities and related information for the year ended December 31, 2009 is as follows:

	2009
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	—	$—
Granted	895,084	$8.47
Forfeited	(11,833)	$8.45
Exercised	—	$—

Outstanding at the end of the year	883,251	$8.47

Exercisable at the end of the year	72,924

Weighted-average grant-date fair value of options granted during the year	$3.89

Intrinsic value of options exercised during the year	$—

Compensation expense charged to operations during the year ended December 31, 2009, relating to stock options was $232. As of December 31, 2009, the Company had unrecognized compensation expense of $2,054 before taxes, related to stock option awards. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 1.5 years.

The fair value of options that vested during the year ended December 31, 2009, was not significantly different than the amount of stock compensation expense that was charged to operations during the year ended December 31, 2009 under ASC 718 as disclosed within Note 2. No options were exercised during the year ended December 31, 2009.

Management estimated the fair value of stock option awards on the date of grant or modification using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term the main inputs into the model are estimated by management based on historical performance and management’s expectations of future results on the date of grant or modification. The fair value of each option grant was estimated at the date of grant or modification using the following weighted average assumptions:

2009
Range of U.S. risk-free interest rates	2.19% - 2.34%
Weighted expected life of options	6 years
Range of volatility	45.00%
Dividend yield	Nil

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

2009 CDC Software Employee Share Purchase Plan

During 2009, the CDC Software established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified CDC Software employees to purchase CDC Software Shares during the relevant six-month plan period. Qualifying employees are allowed to purchase a maximum value of $12.5 per employee during the relevant six-month plan period. The maximum number of CDC Software Shares issuable under the 2009 Plan is 500,000, and a maximum of 100,000 shares will be available for issuance during each plan period. CDC Software accounts for the employee share purchase plan under ASC 718 and compensation expense charged to operations for the year ending December 31, 2009 relating to the employee share purchase plan was Nil.

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

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Software International (“CDC Software Shares”) that may be issued pursuant to all awards under the 2007 Plan is 3,750,000. During the years ended December 31, 2007, 2008 and 2009, the compensation committee granted an aggregate of 2,100,000, Nil, and Nil options to purchase CDC Software International Shares, respectively. The options were vest in equal installments on a quarterly basis over the three-year period immediately following the consummation of an initial public offering of CDC Software International Shares, and have an expiration date on the seventh anniversary of the date of grant.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Games (“CDC Games Shares”) that may be issued pursuant to all awards under the 2008 Plan is 3,750,000. During the year ended December 31, 2009, the Company has not issued any options to purchase CDC Games Shares under the 2008 Plan.

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

Subject to adjustments under certain conditions, the maximum aggregate number of Class A Common Shares of CDC Games International (“CDC Games International Shares”) that may be issued pursuant to all awards under the 2007 CDC Games International Plan is 3,750,000. During the year ended December 31, 2997, 2008 and 2009, the compensation committee granted an aggregate 1,718,000, Nil, and Nil options to purchase CDC Games International Shares, respectively. The options will vest in equal installments on a quarterly basis over the three-year period immediately following the consummation of an initial public offering of CDC Games International Shares, and have an expiration date on the seventh anniversary of the date of grant.

Since all of the option grants made during 2007 are contingent upon the consummation of an initial public offering, none of the options are exercisable at December 31, 2009 nor has any related stock-based compensation expense been recorded as of December 31, 2009. As of December 31, 2009, CDC Games International had unrecognized compensation expense relating to the 2007 CDC Games International Plan of Nil before taxes, related to stock option awards. Upon consummation of an initial public offering, CDC Games International expects to recognize any compensation expense over a weighted average period of 3 years.

19.	EMPLOYEE BENEFIT PLANS

Defined Contributions Retirement Plans

The Company has various defined contribution retirement plans at its subsidiaries. Contributions to the defined contribution retirement plans are primarily based on the age and compensation of covered employees. These contributions, all of which were charged to expense, totaled $1,497, $2,430, and $1,819 in 2007, 2008 and 2009, respectively.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, accounts receivable, notes receivable and other receivables. The maximum amount of loss would be $91,056 if the counterparties for non-government sponsored entity security investments, accounts receivable, notes receivable and other receivables failed to perform.

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

Concentration of Business Risk

Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 11%, 10% and 10% of the Company’s revenue for the years ended December 31, 2007, 2008, and 2009, respectively.

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

The Renminbi (“RMB”) is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. At December 31, 2008 and 2009, the Company had RMB-denominated currency holdings amounting to $40,498 and $24,158, respectively.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

21.	CONTINGENCIES AND COMMITMENTS

Contingencies

Evolution. In December 2009, Evolution Capital Management and certain of its affiliates filed a notice of motion for summary judgment in lieu of complaint against the Company in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their 3.75% Senior Exchangeable Convertible Notes due 2011, the Notes, together with accrued and retroactive interest. Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in its lawsuit against the Company, in the aggregate amount of approximately $54,000. On April 28, 2010, the New York Court denied Evolution’s motion for summary judgment. The Company intends to vigorously defend this action. In March 2010, the Company filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to the Notes, breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295,000. See Note 11 for a discussion on the accounting treatment relating to such action.

184 Front Street Ltd. In March 2009, 184 Front Street Ltd. obtained a default judgment against the Company’s subsidiary, Pivotal Corporation, in the amount of $400 in the Ontario Superior Court of Justice, representing accelerated rental amounts payable under a lease for Pivotal’s former premises in Toronto, Ontario, Canada. Plaintiff has agreed to vacate the default judgment due to identified service of process issues, and the matter will proceed on damages issues. Management intends to vigorously defend such action.

King & Spalding LLP. In April 2010, King & Spalding LLP filed suit against the Company and certain of its affiliates, in the Superior Court of Fulton County, Georgia, in the amount of $397 plus interest and costs, alleging breach of contract, promissory estoppels and unjust enrichment, relating to non-payment of disputed invoices. In June 2010, the Company filed an answer denying all claims. Management intends to vigorously defend such action.

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

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The parties have recently reached a global settlement of the litigation. Pursuant to the settlement which was granted final approval by the court on October 5, 2009, the insurers are to pay the full amount of the settlement share allocated to the Company, and the Company will have no financial liability. The Company, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, are to receive complete dismissals from the case. Several groups of objectors have filed appeals to this settlement.

ManTech International Corporation and ManTech Australia International Inc. In October 2005, ManTech International Corporation and ManTech Australia International Inc, filed a civil action against our subsidiaries CDC Australia Limited and CDC Australia (Praxa) Pty Ltd (collectively, “CDC Australia”), alleging that CDC Australia failed to pay $3,700 that was retained as part of the consideration for the acquisition of Praxa Limited. In late 2005, CDC Australia filed and served a request for further and better particulars of the statement of claim and a request for the filing of security of costs. The plaintiffs answered the requests for further and better particulars, throughout 2007, 2008, and 2009 including a successful application by CDC Australia requiring the Plaintiffs to make a security for costs payment into court. In October 2008, CDC Australia was successful in having the Plaintiffs’ statement of claim struck out and costs for that application were awarded in CDC Australia’s favor. Those costs have been taxed and we are currently enforcing this costs order against the Plaintiffs. An Amended Statement of Claim was filed and served by the Plaintiffs in November 2008, and CDC Australia has filed and served its amended Defense in line with the Amended Statement of Claim. Formal mediation was held in July 2009 and the parties reached a full and final settlement.

Lam, Po Chiu Mark. In December 2003, Mr. Mark Lam filed a civil action in the High Court of Hong Kong against our subsidiary Ion Global (BVI) Limited alleging breach of contract in relation to a put option agreement under a share purchase agreement in an amount of $742. Pleadings closed in April 2004 when Mr. Lam filed his reply to the defense filed by Ion Global. The case was largely dormant until late 2005 when the plaintiff sought and was granted leave to amend his statement of claim and to join CDC Corporation, our parent company, as a party. CDC Corporation was joined in July 2006. In January 2007, Mr. Lam also joined a member of our board of directors, Mr. Peter Yip, to the proceedings. An amended statement of claim and an amended defense were filed by the plaintiff and defendants, respectively. Defendants applied to strike out plaintiff’s claim and the application was recently rejected by the Court. A trial was held in December 2009 and in January 2010, the Court dismissed all claims brought by Mr. Lam and awarded no costs. Mr. Lam has appealed, and the appeal hearing is scheduled for September 2010. Management considers the outcome of any judgment in this matter to be uncertain and the amount of any expenditure from this matter is not estimable. The Company intends to vigorously defend such action.

Marjorie Fudali. In June 2003, Marjorie Fudali (“Fudali”) filed a civil action in the United States District Court for the District of Columbia against Pivotal Corporation, a company organized under the laws of the State of Washington (“Pivotal”), alleging that she was owed commission in the amount of $400 plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2,300. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount to which Fudali believed she was entitled based on the verdict. Fudali provided two alternative calculations, in the amounts of $1,900 and $1,800. Pivotal challenged those calculations. In November 2008, the Court found that two of Pivotal’s challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1,200. Pivotal challenged that amount on the grounds the Court deferred in November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal posted a bond in the amount of $1,200 with respect to this matter. Post-judgment discovery is ongoing and the Company is continuing efforts to limit enforceability of the judgment to the Pivotal Corporation U.S. subsidiary. The Company accrued $750 for this matter at December 31, 2008 and 2009.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

Leedy. In August 2002, Mr. Jason Leedy filed a civil action against Vis.align LLC, which became our subsidiary in December 2006. Mr. Leedy has alleged that his employment with Vis.align LLC had been wrongfully terminated, and severance pay and other amounts were owing to him, and sought damages in the amount of $257. After a jury trial in which a verdict favorable to Mr. Leedy was returned, the Court entered judgment in the amount of $357, which included $100 in attorney’s fees and costs. Vis.align LLC has appealed to the Pennsylvania Superior Court. In September 2006, the Superior Court ordered that the judgment below based on the jury verdict be vacated, and that judgment be entered in favor of Vis.align LLC notwithstanding the verdict. In November 2006, the Superior Court granted Mr. Leedy’s petition for rehearing en banc and withdrew its September 2006 decision. In March 2008, an evenly divided Superior Court issued two opinions, one in support of reversal of the trial court and one in affirmance of the trial court. As the Superior Court was evenly split, the trial court’s decision was affirmed by default, leaving the defendants liable for approximately $433. The Court issued judgment in favor of Mr. Leedy in May 2009. All appeals have been exhausted and Mr. Leedy has executed against a performance bond in the amount of $419.

Chan. In June 2007, the Company filed suit against Steven Chan (“Chan”) and Bing Corporation (“Bing”) in the Superior Court of the State of California, Santa Clara County, alleging that Chan and Bing illegally obtained option shares in CDC Corporation. In April 2008, Chan and Bing filed a cross-complaint against CDC Corporation and CDC Corporation Ltd., alleging breach of an oral contract and various tortious claims including interference with the exercise of purported options, and defamation. Chan and Bing currently allege damages: (i) in excess of $1,000 arising from alleged inability to exercise stock options at more favorable dates, (ii) in excess of $200 for various payments alleged to be due to Chan and/or Bing, (iii) unspecified damages for libel, and (iv) $10,000 in punitive damages. Trial has been set for August 2010. Management considers the outcome of any judgment on the lawsuit with respect to us to be uncertain and the amount of any expenditure from the lawsuit is not estimable.

Pure Biosciences. In June 2007, Pure Biosciences (“Pure”) filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross in March 2006. In August 2007, Ross filed a motion to dismiss the complaint. Pure did not respond to Ross’s motion, but instead filed an amended complaint in October 2007. In November 2007, Ross filed a second motion to dismiss, and in an order dated April 4, 2008, the Court granted Ross’s motion without prejudice. Pure filed its Second Amended Complaint in May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $200. Ross filed its third motion to dismiss in May 2008 and Pure filed its response in June 2008. In September 2008, the Court denied Ross’s motion to dismiss. Later in September 2008, Ross filed its answer and counterclaim to Pure’s Second Amended Complaint. Ross counterclaims included causes of actions for breach of contract and quantum merit (unjust enrichment). In December 2009, the parties participated in a mandatory settlement conference and reached a full and complete settlement of the dispute. The settlement amount was immaterial to our consolidated financial statements.

Vertical Computer Systems, Inc. / NOW Solutions LLC (“Vertical” or “NOW”). In February 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action in the state court in New York, New York, against our subsidiary Ross Systems, Inc. and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross’s HR/Payroll division to NOW Solutions. The action sought $5,000 in damages. In March 2004, Ross Systems filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $800 installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

division asset sale. In September 2007, the Court entered a final judgment against Ross Systems. In November 2007, Ross Systems commenced its appeal from the Court’s trial rulings. On February 10, 2009, the Appellate Division of the First Department affirmed the trial Court’s rulings in favor of NOW. As a result, as of February 2007, the total judgment against Ross Systems was $3,200 plus $35 in post judgment interest. In March 2009, Ross Systems filed a motion for re-argument or leave to appeal the Appellate Court’s decision. In March 2009, in respect of its September 2007 judgment, NOW obtained an ex parte order directing the release, to NOW, of approximately $3,150 previously deposited by Ross Systems into escrow with the Court pending appeal. We accrued $3,500 at December 31, 2008 in connection with this matter. In August, 2009, the parties entered into settlement discussions, and reached a full and final settlement of all claims, in September 2009. There was an immaterial difference between the settlement amount and the amount accrued at December 31, 2008.

Sunshine Mills. In May 2008, Sunshine Mills, Inc. (“Sunshine Mills”) filed a complaint in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action, for an unspecified amount of damages, relating to the sale and implementation of a Ross ERP system. The claim filed by Sunshine Mills did not specify the amount of damages claimed. A trial date has not been set in this matter, and discovery is ongoing. The Company intends to vigorously defend such action. The Company accrued nil and $118 for this matter at December 31, 2008 and 2009, respectively.

A. Menarini Industrie Farmaceutiche Riunite. In February 2009, the Company and a subsidiary of the Company, Grupo CDC Software Iberica, SL (“Ross Systems Iberica”) received a letter from A. Menarini Industrie Farmaceutiche Riunite (“A. Menarini”), a company that licensed Ross’s iRennaissance product (iRen) under a Software License Agreement dated March 31, 1999. A. Menarini alleges that, in 2008, it identified certain failures in the iRen software that relate to French VAT on service transactions, and which have allegedly lead to the loss of VAT credits by A. Menarini and its affiliates. As a result, A. Menarini has asserted that it has suffered damages of approximately $14,000, and asserted claims therefore. In February 2009, the Company responded to these claims and denied the merit of, and any liability with respect to, such claims. In March 2009, the Company and Ross Systems Iberica received a summons to appear in the Commercial Court of Evry in April 2009 and an order permitting the appointment of a special master to investigate this dispute. A hearing on the request for appointment of a special master was held in April 2009 and in May 2009 the special master declined to rule on the matter. The special master’s decision was reversed on appeal, permitting the appointment of an independent technical expert to examine the parties’ claims. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable. The Company intends to continue to vigorously dispute this matter.

Cerro Wire. In June 2009, Cerro Wire, Inc. (“Cerro Wire”) filed a complaint in the Circuit Court of Morgan County, Alabama alleging tort and contract causes of action relating to the sale and implementation of a Ross ERP system and seeking damages of approximately $430. In August 2009, the Company filed an answer denying all claims and asserting a counterclaim for unpaid fees. Discovery in this matter is ongoing and a trial date is pending. The Company intends to vigorously defend this action. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

Hanna’s Candles. In October 2009, Hanna’s Candles, Inc. (“Hanna Candles”) filed a complaint in the Circuit Court of Washington County, Arkansas, for an unspecified amount of damages, alleging fraud and contract claims relating to the sale and implementation of a Ross ERP system. In November 2009, Ross removed this action to the U.S. District Court for the Western District of Arkansas and filed an answer denying all claims and a counterclaim for unpaid fees. Discovery is ongoing and trial is scheduled for December 2010. The Company intends to vigorously defend this action. Management

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

AERT. In November 2009, Advanced Environmental Recycling Technologies, Inc. (AERT) filed a complaint in the Circuit Court of Washington County, Arkansas, alleging tort- and contract-based claims relating to the sale and implementation of a Ross ERP system, for an unspecified amount of damages. In December 2009, the Company filed an answer denying all claims and a counterclaim for unpaid fees. Discovery is ongoing. The Company intends to vigorously defend this action. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

Commitments

As of December 31, 2009, the Company had future minimum lease payments under non-cancelable operating leases falling due as follows:

Years ended December 31,
2010	$8,361
2011	6,420
2012	3,883
2013	1,583
2014	1,160
2015 and Thereafter	1,022

$22,429

The Company recorded rental expense of $15,246, $11,861, and $12,342 for continuing operations for the years ended December 31, 2007, 2008 and 2009, respectively. The Company recorded sublease income of $3,025, $3,691, and $2,253 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the Company had future minimum rentals to be received under subleases of $1,180.

22.	DISCONTINUED OPERATIONS

As discussed in Note 9, in 2008 the Company decided to discontinue the operations of the MVAS business and the operations of CGI. Total revenue of MVAS and CGI, reported in discontinued operations, for the years ended December 31, 2007, 2008, and 2009 was $14,273, $1,591 and Nil, respectively. Pretax income (loss) of the discontinued operations for the years ended December 31, 2007, 2008, and 2009 was $(67,975), $(2,319) and Nil, respectively. Prior year financial statements have been recast to present the operations of the MVAS and CGI as discontinued operations.

The following table illustrates the reporting of the discontinued operations on the face of the Statements of Operations for the years ended December 31, 2007, 2008, and 2009.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008	2009
Discontinued operations
Income (loss) from operations of discontinued subsidiaries	$(74,180)	$(2,319)	$—
Gain on disposal of discontinued subsidiaries, net	6,205	—	—
Income tax benefits	1,007	24	—

Income (loss) from operations of discontinued subsidiaries, net of tax	$(66,968)	$(2,295)	$—

23.	SEGMENT INFORMATION

Description of Products and Services by Segment

The results of the Company are accounted for based on four segments: Software, Global Services, CDC Games, and China.com. Each lines of business is managed separately and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. Refer to Note 1 for a description of products and services offered by each segment.

Information about Segment Profit or Loss and Segment Assets

The Company’s main performance metric is operating income (loss) and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2.

Factors Management Used to Identify the Enterprise’s Reportable Segments

The Company’s reportable segments are business units that offer different products or services. The reportable segments are each managed separately and are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

The Company’s segment information is as follows:

	Years ended December 31,
	2007	2008	2009
Segment revenue from external customers:
Software:
Licenses	$62,045	$45,340	$33,085
Maintenance	86,586	103,606	99,775
Professional services	86,924	87,971	66,666
Hardware	4,342	3,870	3,757
SaaS implementation and support	—	—	616

Total Software	239,897	240,787	203,899
Global Services
Licenses	3,236	4,431	1,266
Consulting services	97,748	100,302	69,254
Hardware	2,246	4,967	4,629

Total Global Services	103,230	109,700	75,149
CDC Games	33,575	44,901	28,890
China.com	11,409	13,682	12,180

Total consolidated revenue	$388,111	$409,070	$320,118

	Years ended December 31,
	2007	2008	2009
Segment depreciation and amortization expenses:
Software	$21,332	$26,810	$22,063
Global Services	3,734	3,865	2,760
CDC Games	5,565	10,149	8,311
China.com	2,155	277	367

	32,786	41,101	33,501
Corporate	1,024	1,153	1,003

Total consolidated depreciation and amortization expense	$33,810	$42,254	$34,504

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008	2009
Segment operating income (loss):
Software	$15,454	$3,001	$27,656
Global Services	(472)	(34,619)	(9,589)
CDC Games	(193)	(20,466)	(11,203)
China.com	(5,587)	(7,768)	(381)

	9,202	(59,852)	6,483
Corporate	(20,782)	(14,974)	(11,839)

Total consolidated operating loss	(11,580)	(74,826)	(5,356)
Other income, net	(14,495)	(37,277)	30,160
Income tax expense	(9,843)	(1,168)	(11,438)

Consolidated income (loss) from continuing operations	$(35,918)	$(113,271)	$13,366

The Company’s segment information by geographical segment for revenue attributed to countries based on the location of customers is as follows:

	Years ended December 31,
	2007	2008	2009
Segment revenue from external customers:
North America	$205,172	$204,017	$152,211
Europe, Middle East and Africa (“EMEA”)	100,385	96,210	79,035
Asia-Pacific	82,554	108,001	88,296
Latin America	—	842	576

Total consolidated revenue	$388,111	$409,070	$320,118

The Company’s long-lived assets include property and equipment, net and intangible assets.

	Years ended December 31,
	2007	2008	2009
Segment long-lived assets:
North America	$89,652	$71,688	$69,045
EMEA	21,592	13,363	12,719
Asia-Pacific	41,020	37,628	26,595

Total consolidated long-lived assets	$152,264	$122,679	$108,359

24.	SUBSEQUENT EVENTS

Disposal of Marketable Securities. In December 2009, the Company purchased $1,100 in marketable securities that were disposed in January 2010 resulting in a gain from disposal of $335.

PeoplePoint Software Pty Ltd (PeoplePoint). On January 4, 2010, the Company completed the acquisition of PeoplePoint, an Australian based provider of solutions for health and aged care

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

management, for $3,000 (AUD). In addition, the Company agreed to pay additional consideration of up to $6,500 (AUD). The additional consideration is payable in two installments: up to $3,000 and $3,500 (AUD) based on a sliding scale of actual EBITDA in 2010 and 2011, respectively.

Computility. On February 24, 2010, the Company completed the acquisition of Computility, a SaaS web-based association and membership management software solution, for $500.

Vitova Ltd. (Vitova). On April 19, 2010, the Company completed the acquisition of Vitova, a leading enterprise content management provider in China for $5,000 (HKD).

Credit Agreement. On April 27, 2010, the Company and its subsidiary, Ross Systems, Inc., (Ross) entered into a Credit Agreement (Credit Agreement) with Wells Fargo Capital Finance, LLC (formerly Wells Fargo Foothill, LLC), as agent. Pursuant to the Credit Agreement, Wells Fargo Capital Finance made available to the Company a senior secured revolving credit facility of up to a maximum of $30,000 (the Credit Facility). Under the Credit Facility, the Company is an unsecured guarantor, each of the Company’s subsidiaries Pivotal Corporation and CDC Software, Inc. are secured guarantors, and Ross is borrower. Advances under the credit facility may be used for, among other things, general corporate purposes, strategic growth initiatives such as mergers and acquisitions, working capital and capital expenditures, and, subject to certain conditions, up to $15,000 under the credit facility may be provided by CDC Software to the Company.

The Credit Facility provides that revolving loans and letters of credit may be provided, subject to availability requirements, which are determined pursuant to a borrowing base calculation of a percentage of the Company’s trailing twelve month maintenance revenue, as such is defined in the Credit Agreement. Borrowings under the Credit Facility bear interest at either a Base Rate or LIBOR Rate, as the Company may elect from time to time. The initial pricing for loans under the Credit Facility includes a floor of 1.50% and a margin of 4.0% above LIBOR for loans designated as LIBOR Rate Loans, as well as a floor of 2.25% and a margin of 4.00% for loans designated as Base Rate Loans (all as defined in the Credit Agreement).

Obligations under the Credit Facility are secured by a first priority security interest in all of borrower’s and the secured guarantors’ assets, including without limitation, all accounts, equipment, inventory, chattel paper, records, intangibles, deposit accounts and cash and cash equivalents, as well as certain intellectual property.

The Credit Facility expires on April 27, 2014, and contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to the incurrence of indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. In addition, the Credit Facility imposes limitations on the Company’s ability to transfer funds between CDC Software and certain of its subsidiaries as well as between the Company and CDC Software, which could materially and adversely affect CDC Software’s operations and financial condition and those of its subsidiaries and affiliates. The Credit Facility also includes financial covenants including minimum EBITDA, fixed charge coverage ratio requirements and recurring revenue requirements.

As of May 31, 2010, the Company had $15,000 outstanding and approximately $15,000 of availability under the Credit Facility.

Strategic Cloud Investment Partner Program (SCIPP). In April 2010, the Company established a SCIPP, pursuant to which the Company plans to make minority investments in, and form strategic reselling partnerships with, companies offering cloud-based or point solutions which the Company believes complements its enterprise solutions portfolio. Under SCIPP, the Company plans to make

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

investments in each partner, which may be structured as a capital investment, convertible note or a combination of the foregoing.

eBizNET Solutions Inc. (eBizNET). On May 11, 2010, the Company completed the first stage of a planned investment in eBizNET, a provider of SaaS supply chain execution solutions. eBizNET Solutions offers an integrated suite of on-demand SaaS Supply Chain Execution (SCE) solutions including warehouse management, transportation management, yard management, port and cargo terminal management, activity based billing and costing, and reverse logistics. Upon completion of the first stage of the investment in eBizNET, the Company entered into a subscription agreement whereby a loan was provided to ebizNET in the amount of $500. The loan is intended for working capital purposes and to accelerate business expansion. The subscription agreement provides that, in the event certain milestones are met, the Company will provide an additional loan in the amount of $500 within 15 days of closing the first stage, and at the Company’s option, provide up to an additional $1,000 loan. The Company provided a second loan in the amount of $500 on May 24, 2010. The loan will be convertible at the Company’s option, following the closing of the next venture capital financing completed by eBizNET.

TradeBeam, Inc. (TradeBeam). On May 14, 2010, the Company completed the acquisition of TradeBeam, a provider of on-demand SaaS supply chain visibility and global trade management solutions, for $18,850.

Marketbright, Inc. (Marketbright). On May 24, 2010, the Company completed the first tranche of its investment in Marketbright, an on-demand SaaS marketing automation company. Marketbright delivers the leading SaaS marketing automation solution, enabling more than 20,000 users at companies to make contact, manage leads and convert prospects to customers. Upon completion of the first tranche of the investment in Marketbright, the Company acquired 1,764,705 shares of Series B Preferred Stock of Marketbright for $900. The Series B Preferred Stock Purchase Agreement provides that in the event the milestones to be agreed upon between Marketbright and the Company are achieved, the Company will acquire an additional 1,764,705 shares of Series B Preferred Stock for an additional $900.

Services Agreement. Upon the consummation of CDC Software’s initial public offering in August 2009, the Company entered into a Services Agreement with CDC Software under which the Company and CDC Software are obligated to provide certain services to each other. The services that the Company and CDC Software provide to each other include: legal services, human resources services, insurance services, accounting and auditing services, investor relations services, information technology services, marketing services, mergers and acquisitions services, and occupancy support services.

The Services Agreement, which was effective upon completion of CDC Software’s initial public offering in August 2009, has an initial term expiring on December 31, 2019. Thereafter, the Services Agreement automatically renews for successive two-year periods unless CDC Software or the Company elect not to renew the Services Agreement by providing not less than 15 months advance written notice. The Company has the right to terminate the agreement at any time it ceases to own at least 50% of the total voting power of the CDC Software’s ordinary shares.

Under the Services Agreement, except as otherwise provided by the May 2010 amendment described below, CDC Software and the Company provide services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. Amounts payable pursuant to the Services Agreement may increase or decrease depending on a number of factors, including whether the costs of providing such services materially changes based upon negotiations.

CDC Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands U.S. dollars, except share and per share data)

On May 28, 2010, the Company entered into an amendment to the Services Agreement, which provides that the Company or its subsidiaries shall provide CDC Software with certain additional services, including strategic business consulting services, software implementation services, software operational support services, and customer education and training services at a price equal to the costs incurred by the Company or its subsidiaries to provide these services plus an additional gross margin of 25%. CDC Software is required to first offer the Company the right to provide these additional services; however, in the event that the Company chooses not to exercise such right, CDC Software is entitled to contract with a third party for these services in order to fulfill its obligations to customers.

Information Development Consultants, Inc. (iDC). On June 2, 2010, the Company completed the acquisition of iDC, a provider of SaaS Financial ERP solutions for governments and not-for-profit agencies, for $1,550. In addition, the Company agreed to pay additional consideration of up to $840. The additional consideration is payable in three annual installments based on a percentage of actual EBITDA exceeding $360 in year one, $413 in year two, and $472 in year three.